Form 20-F
period 2019-06-30
DIAGEO PLC
filed 2019-08-05
CIK 835403

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: 30 June 2019
Commission file number 1-10691
DIAGEO plc
(Exact name of Registrant as specified in its charter)
England and Wales
(Jurisdiction of incorporation or organisation)
Lakeside Drive, Park Royal, London NW10 7HQ, England
(Address of principal executive offices)
Siobhan Moriarty, Company Secretary
Tel: +44 20 8978 6000
E-mail: the.cosec@diageo.com
Lakeside Drive, Park Royal, London NW10 7HQ, England
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
American Depositary Shares	DEO	New York Stock Exchange
Ordinary shares of 28 101/108 pence each		New York Stock Exchange(i)
2.875% Guaranteed Notes due 2022	DEO/22	New York Stock Exchange
8.000% Guaranteed Notes due 2022	DEO/22A	New York Stock Exchange
7.450% Guaranteed Notes due 2035	DEO/35	New York Stock Exchange
4.250% Guaranteed Notes due 2042	DEO/42	New York Stock Exchange

(i)	Not for trading, but only in connection with the registration of American Depositary Shares representing such ordinary shares, pursuant to the requirements of the Securities and Exchange Commission.
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report: 2,600,942,652 ordinary shares of 28 101/108 pence each.

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

Contents

5	Cross reference to Form 20-F
7	Introduction
9	Recent trends
10	Historical information

14	Strategic report
14	Business description
14	Our business model
16	Our strategy
22	Our brands
23	Our global reach
24	How we measure performance: key performance indicators
29	Chairman’s statement
32	Chief Executive’s statement
35	Market dynamics
38	Risk factors
47	Cautionary statement concerning forward-looking statements

49	Business review
49	Operating results 2019 compared with 2018
84	Liquidity and capital resources
86	Contractual obligations and commitments
86	Off-balance sheet arrangements
86	Risk management
87	Critical accounting policies
87	New accounting standards
88	Our role in society
110	Definitions and reconciliation of non-GAAP measures to GAAP measures

118	Governance
118	Board of Directors and Company Secretary
121	Executive Committee
124	Corporate governance report
136	Audit Committee report
140	Nomination Committee report
142	Directors’ remuneration report
174	Directors’ report

Contents (continued)

178	Financial statements
178	Report of independent registered public accounting firm
181	Consolidated income statement
182	Consolidated statement of comprehensive income
183	Consolidated balance sheet
184	Consolidated statement of changes in equity
185	Consolidated statement of cash flows
186	Notes to the consolidated financial statements
186	Accounting information and policies
190	Results for the year
206	Operating assets and liabilities
227	Risk management and capital structure
244	Other financial information

253	Additional information for shareholders
253	Legal proceedings
253	Articles of association
257	Exchange controls
257	Documents on display
257	Taxation
260	Warning to shareholders - share fraud
261	Exhibits
263	Signature

264	Glossary of terms and US equivalents

Cross reference to Form 20-F

Item	Required item in Form 20-F	Page(s)
Part I
1.	Identity of directors, senior management and advisers	Not applicable
2.	Offer statistics and expected timetable	Not applicable
3.	Key information
	A. Selected financial data	10-13
	B. Capitalisation and indebtedness	Not applicable
	C. Reason for the offer and use of proceeds	Not applicable
	D. Risk factors	38-46
4.	Information on the company
	A. History and development of the company	7, 12, 18-21, 51, 55-57, 197-198, 199-201, 205-208, 250
	B. Business overview	7, 18-23, 49-83, 190-191, 196-198
	C. Organisational structure	252
	D. Property, plant and equipment	18, 19, 49-83, 196, 214-216
4A.	Unresolved staff comments	Not applicable
5.	Operating and financial review and prospects
	A. Operating results	10-13, 20, 23-28, 35-36, 49-83, 114, 198-199, 227-236
	B. Liquidity and capital resources	10-13, 27, 58-59, 84-86, 114, 223-239, 250
	C. Research and development, patents and licenses, etc.	20
	D. Trend information	9, 32-37
	E. Off-balance sheet arrangements	86
	F. Tabular disclosure of contractual obligations	86
	G. Safe harbor	—
6.	Directors, senior management and employees
	A. Directors and senior management	118-122, 168
	B. Compensation	148-173, 216-223
	C. Board practices	118-123, 136-139, 153-155, 142-171
	D. Employees	195
	E. Share ownership	148-173, 242-243
7.	Major shareholders and related party transactions
	A. Major shareholders	175
	B. Related party transactions	172, 223, 250-251
	C. Interests of experts and counsel	Not applicable
8.	Financial information
	A. Consolidated statements and other financial information	181-252
	B. Significant changes	252
9.	The offer and listing
	A. Offer and listing details	1, 175
	B. Plan of distribution	Not applicable
	C. Markets	175
	D. Selling shareholders	Not applicable
	E. Dilution	Not applicable
	F. Expenses of the issue	Not applicable

Cross reference to Form 20-F (continued)

Item	Required item in Form 20-F	Page(s)
10.	Additional information
	A. Share capital	Not applicable
	B. Memorandum and articles of association	253-256
	C. Material contracts	153-154, 239-243
	D. Exchange controls	257
	E. Taxation	257-260
	F. Dividends and paying agents	Not applicable
	G. Statement by experts	Not applicable
	H. Documents on display	257
	I. Subsidiary information	Not applicable
11.	Quantitative and qualitative disclosures about market risk	86, 132-136, 227-236
12.	Description of securities other than equity securities
	A. Debt securities	Not applicable
	B. Warrants and rights	Not applicable
	C. Other securities	Not applicable
	D. American depositary shares	176
Part II
13.	Defaults, dividend arrearages and delinquencies	Not applicable
14.	Material modifications to the rights of security holders and use of proceeds	Not applicable
15.	Controls and procedures
	A. Disclosure controls and procedures	132
	B. Management’s report on internal control over financial reporting	134
	C. Attestation report of the registered public accounting firm	178-180
	D. Changes in internal control over financial reporting	134
16A.	Audit committee financial expert	139
16B.	Code of ethics	133
16C.	Principal accountant fees and services	138-139, 195
16D.	Exemptions from the listing standards for audit committees	Not applicable
16E.	Purchases of equity securities by the issuer and affiliated purchasers	57, 239-243, 252
16F.	Change in registrant’s certifying accountant	Not applicable
16G.	Corporate governance	134-135
16H.	Mine safety disclosure	Not applicable
Part III
17.	Financial statements	Not applicable
18.	Financial statements	See Item 8
19.	Exhibits	261-262
Additional information
	Glossary of terms and US equivalents	264-265

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

This is the Annual Report on Form 20-F of Diageo plc for the year ended 30 June 2019. The information set out in this Form 20-F does not constitute Diageo plc’s statutory accounts under the UK Companies Act for the years ended 30 June 2019, 2018 or 2017. The accounts for 2018 and 2017 have been delivered to the registrar of companies for England and Wales and those for 2019 will be delivered in due course.

This document contains forward-looking statements that involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors beyond Diageo’s control. For more details, please refer to the Cautionary statement concerning forward-looking statements on pages 47-48.

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

The financial performance expectations related to future organic net sales and organic operating profit (the financial performance expectations) included in this document have been prepared by and are the responsibility of Diageo’s management. PricewaterhouseCoopers LLP has not audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the financial performance expectations and, accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto. The PricewaterhouseCoopers LLP report included in this document relates to Diageo’s historical financial statements. It does not extend to the financial performance expectations and should not be read to do so. The financial performance expectations were not prepared with a view toward compliance with published guidelines of the Securities and Exchange Commission or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information.

Information presented

Organic movements and organic operating margins are before exceptional items. Commentary, unless otherwise stated, refers to organic movements. Share, unless otherwise stated, refers to value share. For a definition of organic movement and reconciliations of non-GAAP measures to GAAP measures see page 110.

The brand ranking information presented in this report, when comparing information with competitors, reflects data published by sources such as Impact Databank, Global Data, Nielsen and IWSR. Market data information and competitive set classifications are taken from independent industry sources in the markets in which Diageo operates. Diageo’s financial year end is 30 June, and such data may relate to dates other than 30 June or periods other than the year ended 30 June, such as calendar year end.

Introduction (continued)

Disclosures not included in Annual Report on Form 20-F

The following pages and sections of this document do not form part of the Annual Report on Form 20-F and are furnished to the SEC for information only:

•
Disclosures under the headings ‘We innovate’, ‘We make’, ‘We market’, ‘We sell’, ‘Broad portfolio’, ‘Markets’, ‘Global functions, support and governance’, ‘Our people’, ‘Our values’, ‘Our role in society’, ‘Our brands’, ‘Our geographic footprint’, ‘Brilliant execution’, ‘Efficient supply and procurement’, and ‘Financial strength’ in the section ‘Strategic report – Our business model’ on pages 14 and 15.

•
Disclosures under the headings ‘Our sustainability and responsibility priorities and our commitment to governance and ethics’, ‘Promoting positive drinking’, ‘Building thriving communities’, ‘Reducing our environmental impact’, and ‘Highest standards of governance and ethics’ in the section ‘Strategic report – Our strategy’ on page 17.

•
Disclosures included under the titles ‘Water withdrawal (%)’ and ‘Carbon emissions (%)’ and ‘Number of employees (%)’ in the section ‘Strategic report – Our global reach – Diageo reports as five regions’ on page 23.

•	Disclosures on pages 26 and 28 in the section ‘Strategic report – How we measure performance: key performance indicators’ of non-financial key performance indicators.

•	Disclosures under the heading ‘Culture’, ‘Diageo in society’ ‘Communities’ and ‘Looking ahead’ in the Chairman’s statement on pages 29 to 31.

•	Disclosures under the heading ‘Trusted and respected’ in the Chief Executive’s statement on pages 33 and 34.

•
Disclosures included under the titles ‘Safeguarding our future by earning trust and respect’, ‘Promoting positive drinking’, ‘Promoting inclusivity and human rights’, ‘Climate change, water stress and a responsible environmental strategy’ and ‘Diageo sites located in water-stressed areas’ in the section ‘Strategic report – Market dynamics’ on pages 36 and 37.

•	Disclosures included under the titles ‘Sustainability and responsibility’ on pages 61, 65, 69, 73, and 77 in relation to each reporting segment in the Business review.

•	Disclosures in the section ‘Strategic report – Our role in society’ on pages 88 to 109.

•
Disclosures under the heading ‘Relations with shareholders’, ‘Internal control and risk management’, ‘Political donations’ , ‘Going concern’, ‘Responsibility Statement’, ‘Directors' responsibilities in respect of the Annual Report and financial statements’ in the Corporate governance report on pages 131 to 134.

Recent trends

The following comments were made by Ivan Menezes, Chief Executive of Diageo, in Diageo’s preliminary results announcement on 25 July 2019:

“Diageo has delivered another year of strong performance. Organic volume and net sales growth was broad based across regions and categories, with new product innovation being a strong contributor. We expanded organic operating margin ahead of our guidance and increased investment behind our brands ahead of organic net sales growth.

Fiscal 19 has been another year of strong free cash flow delivery at £2.6 billion and we have returned £2.8 billion to shareholders via share buybacks. The Board has approved plans for an additional return to shareholders of up to £4.5 billion over Fiscal 20 to Fiscal 22.

Our focus on quality sustainable growth is backed by a culture of everyday efficiency that enables us to invest smartly in marketing and growth initiatives while expanding margins.

These results reflect the steady progress we are making and as we look ahead we see attractive opportunities to deliver consistent growth and create shareholder value. In the medium term I expect Diageo to maintain organic net sales growth in the mid-single digit range and to grow organic operating profit ahead of net sales in the range of 5%-7%.”

Brexit and related risks

There continues to be uncertainty with respect to the process surrounding the United Kingdom’s proposed exit from the European Union, and in relation to the political environment more generally in the United Kingdom. We continue to believe that, in the event of either a negotiated exit or no-deal scenario, the direct financial impact to Diageo will not be material. In the EU, we expect that the vast majority of our finished case goods will continue to trade tariff free, with no change to existing tariffs in either scenario. There remains uncertainty in relation to future trading arrangements between the UK and the rest of the world where today we rely on a number of existing EU Free Trade Agreements (FTAs) with third party countries. However, more recently, a number of countries have agreed with the UK to continue to trade on these terms in the event of a ‘no deal’ outcome. If the UK Government is unable to renew all of the existing FTAs on which we rely, trading could revert to WTO rules.

We have further considered the principal impact to our supply chain of a no-deal scenario which we have assessed as limited and believe that we have appropriate stock levels in place to mitigate this risk. The full implications of Brexit will not be understood until future tariffs, trade, regulatory, tax, and other free trade agreements to be entered into by the United Kingdom are established. Furthermore, we could experience changes to laws and regulations post Brexit, in areas such as intellectual property rights, employment, environment, supply chain logistics, data protection, and health and safety.

A cross-functional working group is in place that meets on a regular basis to identify and assess the consequences of Brexit, with all major functions within our business represented. We continue to monitor this risk area very closely, as well as the broader environment risks, including a continuing focus on identifying critical decision points to ensure potential disruption is minimised, and take prudent actions to mitigate these risks wherever practical.

Historical information

The following tables present selected consolidated financial data for Diageo for the five years ended 30 June 2019 and as at the respective year ends. The data presented below for the five years ended 30 June 2019 and the respective year ends has been derived from Diageo’s consolidated financial statements, audited by Diageo’s independent auditor, PricewaterhouseCoopers LLP for each of the four years ended 30 June 2019. The group’s former auditor, KPMG LLP (KPMG) reported on the financial statements for the year ended 30 June 2015.

Income statement data

	Year ended 30 June
	2019 £ million	2018 £ million	2017 £ million	2016 £ million	2015 £ million
Sales	19,294	18,432	18,114	15,641	15,996
Excise duties	(6,427)	(6,269)	(6,064)	(5,156)	(5,153)
Net sales	12,867	12,163	12,050	10,485	10,813
Cost of sales	(4,866)	(4,634)	(4,680)	(4,251)	(4,610)
Gross profit	8,001	7,529	7,370	6,234	6,203
Marketing	(2,042)	(1,882)	(1,798)	(1,562)	(1,629)
Other operating expenses	(1,917)	(1,956)	(2,013)	(1,831)	(1,777)
Operating profit	4,042	3,691	3,559	2,841	2,797
Non-operating items	144	—	20	123	373
Net interest and other finance charges	(263)	(260)	(329)	(327)	(412)
Share of after tax results of associates and joint ventures	312	309	309	221	175
Profit before taxation	4,235	3,740	3,559	2,858	2,933
Taxation	(898)	(596)	(732)	(496)	(466)
Profit from continuing operations	3,337	3,144	2,827	2,362	2,467
Discontinued operations	—	—	(55)	—	—
Profit for the year	3,337	3,144	2,772	2,362	2,467
Weighted average number of shares	million	million	million	million	million
Shares in issue excluding own shares	2,418	2,484	2,512	2,508	2,505
Dilutive potential ordinary shares	10	11	11	10	12
	2,428	2,495	2,523	2,518	2,517
Per share data	pence	pence	pence	pence	pence
Dividend per share	68.57	65.3	62.2	59.2	56.4

Basic earnings per share
Continuing operations	130.7	121.7	108.2	89.5	95.0
Discontinued operations	—	—	(2.2)	—	—
	130.7	121.7	106.0	89.5	95.0
Diluted earnings per share
Continuing operations	130.1	121.1	107.7	89.1	94.6
Discontinued operations	—	—	(2.2)	—	—
	130.1	121.1	105.5	89.1	94.6

Historical information (continued)

Balance sheet data

	As at 30 June
	2019 £ million	2018 £ million	2017 £ million	2016 £ million	2015 £ million
Non-current assets	21,923	21,024	20,196	19,639	18,134
Current assets	9,373	8,691	8,652	8,852	7,670
Total assets	31,296	29,715	28,848	28,491	25,804
Current liabilities	(7,003)	(6,360)	(6,660)	(6,187)	(5,290)
Non-current liabilities	(14,137)	(11,642)	(10,160)	(12,124)	(11,258)
Total liabilities	(21,140)	(18,002)	(16,820)	(18,311)	(16,548)
Net assets	10,156	11,713	12,028	10,180	9,256
Share capital	753	780	797	797	797
Share premium	1,350	1,349	1,348	1,347	1,346
Other reserves	2,372	2,133	2,693	2,625	1,994
Retained earnings	3,886	5,686	5,475	3,761	3,634
Equity attributable to equity shareholders of the parent company	8,361	9,948	10,313	8,530	7,771
Non-controlling interests	1,795	1,765	1,715	1,650	1,485
Total equity	10,156	11,713	12,028	10,180	9,256
Net borrowings	(11,277)	(9,091)	(7,892)	(8,635)	(9,527)

Historical information (continued)

Notes to the historical information

1. Accounting policies The consolidated financial statements for each of the five years ended 30 June 2019 have been prepared in accordance with IFRS. The IFRS accounting policies applied by the group to prepare the financial information in this document are disclosed in the notes to the consolidated financial statements.

2. Exceptional items Exceptional items are those that in management’s judgement need to be disclosed by virtue of their size and/or nature. Such items are included within the income statement caption to which they relate, and are separately disclosed in the notes to the consolidated financial statements. An analysis of exceptional items is as follows:

	Year ended 30 June
	2019 £ million	2018 £ million	2017 £ million	2016 £ million	2015 £ million
Items included in operating profit
Indirect tax in Korea	(35)	—	—	—	—
Guaranteed minimum pension equalisation	(21)	—	—	—	—
French tax audit penalty	(18)	—	—	—	—
Brand, goodwill, tangible and other assets impairment	—	(128)	—	(118)	—
Competition authority investigation in Turkey	—	—	(33)	—	—
Customer claim in India	—	—	(32)	—	—
Disengagement agreements relating to United Spirits Limited	—	—	23	(49)	—
Restructuring programmes	—	—	—	—	(82)
Korea settlement	—	—	—	—	(146)
Associate impairment	—	—	—	—	(41)
	(74)	(128)	(42)	(167)	(269)
Non-operating items
Gains on sale of businesses	144	—	20	215	247
Step up gains	—	—	—	—	156
Other non-operating items	—	—	—	(92)	(30)
	144	—	20	123	373
French tax audit interest	(9)	—	—	—	—

Items included in taxation
French audit settlement	(61)	—	—	—	—
Tax rate change in the Netherlands	51	—	—	—	—
US tax reform	—	354	—	—	—
UK transfer pricing settlement	—	(143)	—	—	—
UK industrial building allowance	—	(21)	—	—	—
Tax credit on exceptional operating items	4	13	11	7	51
Tax on sale of businesses	(33)	—	(7)	49	—
	(39)	203	4	56	51
Exceptional items in continuing operations	22	75	(18)	12	155
Discontinued operations net of taxation (note 3)	—	—	(55)	—	—
Exceptional items	22	75	(73)	12	155

3. Discontinued operations In the year ended 30 June 2017 discontinued operations of £55 million, net of £9 million deferred tax comprise additional amounts payable to the UK Thalidomide Trust following an agreement reached in December 2016, updates to the discount and inflation rates applied to the existing thalidomide provision and legal costs.

Historical information (continued)

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

		Year ended 30 June
		2019 pence	2018 pence	2017 pence	2016 pence	2015 pence
Per ordinary share	Interim	26.10	24.90	23.70	22.60	21.50
	Final	42.47	40.40	38.50	36.60	34.90
	Total	68.57	65.30	62.20	59.20	56.40
		$	$	$	$	$
Per ADS	Interim	1.36	1.39	1.18	1.27	1.28
	Final	2.11	2.10	2.02	1.85	2.14
	Total	3.47	3.49	3.20	3.12	3.42

Note: Subject to shareholders’ approval the final dividend for the year ended 30 June 2019 will be paid on 3 October 2019, and payment to US ADR holders will be made on 8 October 2019. In the table above, an exchange rate of £1 = $1.24 has been assumed for this dividend, but the exact amount of the payment to US ADR holders will be determined by the rate of exchange on 8 October 2019.

5. Net borrowings Net borrowings are defined as gross borrowings (short-term borrowings and long-term borrowings plus finance lease liabilities plus interest rate hedging instruments, cross currency interest rate swaps and funding foreign currency forwards and swaps used to manage borrowings) less cash and cash equivalents.

6. Share capital As at 30 June 2019 there were 2,601 million (2018 – 2,695 million) ordinary shares of 28 101/108 pence each in issue with a nominal value of £753 million (2018 – £780 million). For the three years ended 30 June 2017 there were 2,754 million ordinary shares of 28 101/108 pence each in issue with a nominal value of £797 million.

In the year ended 30 June 2019 the group purchased 94.7 million ordinary shares (2018 – 58.9 million), representing approximately 3.5% of the issued ordinary share capital (2018 – 2.1%) at an average price of £29.24 per share, and an aggregate cost of £2,775 million (including £6 million of transaction costs) (2018 – £25.43 per share, and an aggregate cost of £1,507 million including £9 million of transaction costs) under share buyback programmes. The programme completed on 10 July 2019 resulting in the repurchase of an additional 0.3 million shares at an average price of £33.73, and an aggregate cost of £26 million (including £17 million settlement payments for the full tranche) recognised as a financial liability at 30 June 2019. The shares purchased under the share buyback programmes were cancelled.

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

We have a broad portfolio across categories and price points. Our portfolio and geographic reach position us to deliver sustainable performance and create value for our shareholders.

The consumer is at the heart of our business. Using our proven marketing and innovation skills, we aim to build and sustain strong brands that play a positive role in society.

Our organisation is structured in market-based model. This means we have greater agility and can better apply our strategy in individual countries to meet the diverse needs of our consumers and customers. It also enables us to quickly identify and shape consumer trends to support growth.

We use our local and global market expertise to identify and deliver against the most valuable growth opportunities. Our global supply capabilities enable us to manufacture and distribute our brands efficiently and effectively. Where it makes sense to do so, we source and produce locally.

We are passionate about our role in society and the responsibility we have to our stakeholders, communities and the environment.

We innovate	We make	We market	We sell
Led by consumer insights, we unlock new opportunities to recruit and re-recruit consumers to our brands. We innovate with new offerings that meet changing consumer demands.	We are the makers of premium spirits and beer, committed to the highest quality and standards.	We invest in world-class marketing to responsibly build vibrant brands that resonate with our consumers.	We extend our sales reach through leading activations and advocacy to ensure our brands are part of consumer celebrations around the world.

Key highlights

Brands	Countries
200+	180
Production sites	Employees
150+	28,400

Business description (continued)

How we operate

Broad portfolio

Each market has the flexibility to select the best portfolio of brands to capture unique consumer opportunities. We then invest in opportunities that we believe offer the most valuable growth.

Markets

We operate through a market-based structure so that we can act on local consumer insights and identify trends quickly to deliver locally relevant solutions.

Global functions, support and governance

Our markets are supported by global functional teams and a broad range of shared services. Together, these drive the sharing of best practice, enhance efficiency and help build in-market capabilities. We set our standards for governance, compliance and ethics globally.

Our people

We want all our employees around the world to reach their full potential and play their part in the success of our business. We have created an inclusive and diverse culture with shared values and a common purpose.

Our values

Passionate about consumers; be the best; freedom to succeed; proud of what we do; valuing each other.

Our role in society

We are committed to playing a positive role in society. We work to reduce alcohol harm and promote moderation, increase access to opportunities for local communities and reduce our environmental impact.

Our brands

We own two of the world’s five largest spirits brands by value, Johnnie Walker and Smirnoff, and 23 of the world’s top 100 spirits brands by value(i). We own Guinness, the 4th largest premium beer brand by value(ii).

Our geographic footprint

We have broad reach in the United States and Europe and leading positions in many of the markets that are expected to generate most of the medium-term industry growth.

Brilliant execution

We use cutting-edge consumer insights and marketing. We innovate at scale and we develop winning relationships with our customers through distribution and sales.

Efficient supply and procurement

We work to high-quality manufacturing and environmental standards.

Financial strength

We aim to deliver consistent net sales value growth and margin expansion, as well as strong cash generation.

(i) Impact Databank Value Ratings May 2019.
(ii) Global Data, 2018.

Business description (continued)

Our strategy

The global spirits category has shown resilient, long-term growth. Our strategy is to support premiumisation in developed and emerging countries.

Everywhere we operate, we aim to do so in a responsible and sustainable way. Our broad portfolio means we can access different consumer occasions with our brands, across price points.

In developed markets, we support premiumisation through our premium core and reserve brands. In emerging markets, we aim to grow participation in international premium spirits. To support this, we selectively participate in attractive mainstream spirits segments. This means consumers can access our brands at affordable price points and we can shape responsible drinking trends by introducing consumers to branded products.

Beer is our second largest category after scotch and our global beer business is led by our premium brand, Guinness. Guinness is available in approximately 130 countries. We use a variety of routes to the consumer, depending on the most efficient model for each market. In Africa, we have a large beer business with a broad portfolio that reaches across price points.

Our focus on consumers, the balance of creative flair and data-led insight in our marketing and our track record for innovation, combined with our financial discipline and everyday efficiency, all support our goal to be a reliable compounder of growth. We aim to combine these to deliver a virtuous circle of consistent top-line performance, margin expansion and increased investment in our brands and business.

Our strategy is delivered through

Six executional priorities

Keep premium core vibrant

Ensuring we have a vibrant premium core is critical to our overall performance.

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

Build an advantaged route to consumer

Using insights, we understand where to invest our resources so that our brands are available in the right formats and locations for our consumers.

Embed productivity to drive out costs and invest in growth

We are focused on every day efficiency, effectiveness and agility to reduce costs and create fuel for our growth.

Business description (continued)

Our sustainability and responsibility priorities and our commitment to governance and ethics

Promoting positive drinking

We are committed to promoting positive drinking through encouraging moderation and tackling misuse.

Building thriving communities

We want to continue to make Diageo a great, safe, inclusive and diverse place to work for our people. We want to build sustainable supply chains and create programmes that empower communities and individuals, making a positive difference everywhere we live, work, source and sell.

Reducing our environmental impact

We aim to preserve the natural resources on which our-long-term success depends. We are working to reduce our impact in the areas of water, carbon, packaging and waste.

Highest standards of governance and ethics

We are constantly looking for ways to strengthen our culture of integrity and help our people make the right choices, to do business the right way, from grain to glass.

Outcomes of our strategy
① Efficient growth	③ Credibility and trust
② Consistent value creation	④ Engaged people

We measure progress against our strategy using the following financial and non-financial indicators
Organic net sales growth ①	Return on average invested capital ②	Reach and impact of responsible drinking programmes ③ ④	Carbon emissions ③
Organic operating margin improvement(i) ①			Employee engagement index ③ ④
Total shareholder return ②
Earnings per share before exceptional items ①		Health and safety ③ ④
Water efficiency ③
Free cash flow ①

(i) From July 2019, this financial indicator will be organic operating profit growth.

See our key performance indicators (KPIs) on pages 24-28.

Business description (continued)

Production

Diageo owns manufacturing production facilities across the globe, including maltings, distilleries, breweries, packaging plants, maturation warehouses, cooperages and distribution warehouses. Diageo’s brands are also produced at plants owned and operated by third parties and joint ventures at a number of locations throughout the world.

Capacity

The locations, principal activities, products, packaging production capacity and packaging production volume of Diageo owned principal production centres in the year ended 30 June 2019 are as follows:

Location	Principal products	Production capacity in millions of equivalent units(i)	Production volume in 2019 in millions of equivalent units
United Kingdom (Spirits)	Scotch whisky, gin, vodka, rum, ready to drink	96	53
UK, Ireland (Guinness)	Beer	8	8
Ireland (Baileys)	Irish cream liqueur	12	8
Italy (Santa Vittoria)	Vodka, rum, ready to drink	11	8
Turkey	Raki, vodka, gin, liqueur, wine	8	5
United States, Canada, US Virgin Islands	Vodka, gin, tequila, rum, Canadian whisky, American whiskey, progressive adult beverages, ready to drink	52	37
Brazil	Cachaça, vodka	10	4
Mexico	Tequila	3	3
Australia	Rum, vodka, ready to drink	4	2
Singapore	Finishing centre	7	1
India	Rum, vodka, whisky, scotch, brandy, gin, wine	64	41
Nigeria	Beer	7	6
South Africa	Spirits and ready to drink	4	4
East Africa (Uganda, Kenya, Tanzania)	Beer and spirits	17	15
Africa Regional Markets (Ethiopia, Cameroon, Ghana, Seychelles)	Beer	7	4

(i) Capacity represents ongoing production capacity. The production capacities quoted in the table are based on Diageo owned actual production levels for the year ended 30 June 2019 adjusted for the elimination of unplanned losses and inefficiencies. In addition, there are third party production arrangements with manufacturing facilities including brewers and co-packing partners licensed to produce Diageo brands.

Spirits

Spirits are produced in distilleries located worldwide. The group owns 29 Scotch whisky distilleries in Scotland, two whisky distilleries in Canada and two in the United States. Diageo produces Smirnoff internationally. Ketel One and Cîroc vodkas are purchased as finished product from The Nolet Group and Maison Villevert, respectively. Gin distilleries are located in both the United Kingdom and in Santa Vittoria, Italy. Baileys is produced in the Republic of Ireland and Northern Ireland. Rum is blended and bottled in the United States, Canada, Italy and the United Kingdom, and is distilled in the US Virgin Islands and in Australia, Venezuela and Guatemala. Raki is produced in Turkey, Chinese white spirits are produced in Chengdu, in the Sichuan province of China, cachaça is produced in Ceará State in Brazil and tequila in Mexico.

Diageo’s maturing Scotch whisky is located in warehouses in Scotland (the largest at Blackgrange holding approximately 50% of the group’s maturing Scotch whisky), its maturing Canadian whisky in Valleyfield and Gimli in Canada, its maturing American whiskey in Kentucky and Tennessee in the United States and maturing Chinese white spirit in Chengdu, China. In August 2018, the company opened the Guinness Open Gate Brewery & Barrel House in Relay, Maryland. It is a working brewery which is open to the public, and has an on-site brew pub, tap room and retail store.

Diageo continues to invest in our tequila facility in Mexico to enable additional capacity to support growth. The program includes a new distillery, bottling capacity expansion, wastewater treatment plan, tanking and liquid processing equipment as well as warehousing facilities for maturation, packaging materials, and finished goods.

Business description (continued)

Diageo opened the Roe & Co Irish whiskey distillery in June 2019. The iconic Guinness Power Station has been regenerated into a new visitor experience and urban distillery. A visit to the fully live, working distillery will also involve learning about the history of George Roe who was one of the most iconic names in Irish Whiskey in the nineteenth century.

The £150 million Scotch investment program focusing on whisky tourism is progressing. In April 2019, it was confirmed that the global flagship visitor experience for Johnnie Walker would be in Edinburgh city centre.

Diageo owns a controlling equity stake in United Spirits Limited (USL) which is the leading alcoholic beverage company in India selling almost 80 million equivalent cases per annum of Indian Made Foreign Liquor (IMFL). USL has a significant market presence across India and operates 16 owned sites as well as a network of leased and third party manufacturing facilities in India. USL owns several Indian brands such as McDowell’s (Indian whisky, rum and brandy), Black Dog (scotch), Signature (Indian whisky), Royal Challenge (Indian whisky), Antiquity (Indian whisky) and Bagpiper (Indian whisky).

Beer

Diageo’s principal brewing facility is at the St James’s Gate brewery in Dublin, Ireland. In addition, Diageo owns breweries in a number of African countries: Nigeria, Kenya, Ghana, Cameroon, Ethiopia, Tanzania, Uganda and the Seychelles.

Guinness flavour extract is shipped from Ireland to all overseas Guinness brewing operations which use the flavour extract to brew Guinness locally. Guinness is transported from Ireland to Great Britain in bulk to the Runcorn facility which carries out the kegging of Guinness Draught.

Guinness, Guinness Blonde, Kilkenny and Harp are brewed, under licence arrangements, by over 40 third parties across six continents with total volume of over 2 million hectolitres being sold in more than 130 countries.

Diageo is expanding capacity in Africa to support beer growth with the renovation and reopening of the Kisumu brewery in Kenya.

Ready to drink

Diageo produces a range of ready to drink products mainly in the United Kingdom, Italy, across Africa, Australia, the United States and Canada.

Property, plant and equipment

Diageo owns approximately 97% of the manufacturing, distilling, brewing, bottling and administration facilities it uses across the group’s worldwide operations. It holds approximately 3% of properties on leases in excess of 50 years. The principal production facilities are described above. As at 30 June 2019, Diageo’s land and buildings are included in the group’s consolidated balance sheet at a net book value of £1,201 million. Diageo’s two largest individual facilities, in terms of book value, are the Leven bottling, blending and warehousing facility in Scotland and St James’s Gate brewery in Dublin.

Raw materials and supply agreements

The group has several long-term contracts in place for the purchase of raw materials including glass, other packaging, spirit, cream, rum and grapes. Forward contracts are in place for the purchase of cereals to minimise the effects of short-term price fluctuations.

Cream is the principal raw material used in the production of Irish cream liqueur and is sourced from Ireland. Grapes and aniseed are used in the production of Raki and are sourced from suppliers in Turkey. Other raw materials purchased in significant quantities to produce spirits and beer are molasses, cereals, sugar and a number of flavors (such as juniper berries, agave, chocolate and herbs). These are sourced from suppliers around the world.

Many products are supplied to customers in glass bottles. Glass is purchased from a variety of multinational and local suppliers; the largest suppliers are Ardagh Packaging in the United Kingdom and Owens Illinois in the United States.

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

In beer, Diageo competes globally as well as on a regional and local basis (with the profile varying between regions) with several competitors, including AB InBev, Heineken, Molson Coors, Constellation Brands and Carlsberg.

Research and development

Innovation forms an important part of Diageo’s growth strategy, playing a key role in positioning its brands for continued growth in both the developed and emerging markets. The strength and depth of Diageo’s brand range provides a solid platform from which to drive innovation. Diageo continuously invests to deepen its understanding of shopper trends and changing consumer habits to inform product and packaging development. Supporting this, the group has ongoing programmes to develop new products across beverage alcohol categories which are managed internally by the innovation and research and development function.

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

Acquisitions and disposals

Diageo has made a number of acquisitions of brands, distribution rights and equity interests and disposals in premium drinks businesses. For a description of principal acquisitions and disposals since 1 July 2016, see note 9 to the consolidated financial statements.

On 28 September 2018 Diageo acquired the remaining 70% of Copper Dog Whisky Limited (CDWL) that it did not already own for an upfront valuation of £6.5 million and further earn-out payments based on CDWL achieving performance targets. The discounted current estimate for the earn-out payments is £10 million.

On 17 August 2018 Diageo completed the purchase of 20.29% of the share capital of Sichuan Shuijingfang Company Limited (SJF) for RMB 6,084 million (£696 million) and transaction costs of £7 million. This took Diageo’s shareholding in SJF from 39.71% to 60%. SJF was already controlled and therefore consolidated prior to the transaction.

On 9 April 2019 Diageo completed the purchase of a further 3.14% of the share capital of SJF for RMB 690 million (£79 million) and transaction costs of £2 million, which took Diageo's shareholding in SJF from 60% to 63.14%.

In addition, Diageo has made a number of smaller acquisitions of brands, distribution rights and equity interests in various drinks businesses.

Diageo completed the sale of a portfolio of 19 brands (Seagram’s VO, Seagram’s 83, Seagram’s Five Star, Popov, Myers’s, Parrot Bay, Yukon Jack, Romana Sambuca, Scoresby, Goldschlager, Relska, Stirrings, The Club, Booth’s, Black Haus, Peligroso, Grind, Piehole and John Begg) to Sazerac on 20 December 2018 for an aggregate consideration of $550 million (£435 million). Diageo will continue to provide manufacturing services for all disposed brands until December 2019 and for five brands up to December 2028.

Seasonality

Approximately 40% of Diageo’s annual net sales occur in the last four months of each calendar year.

Business description (continued)

Our brands

We have built a leading portfolio of brands across key categories and price points.

We invest in the sustainable growth of these brands and ensure they are positioned to meet the consumer opportunity in each market.

We own two of the world’s five largest spirits brands by value, Johnnie Walker and Smirnoff, and 23 of the world’s top 100(i)..

Guinness, our premium beer brand, is the 4th largest premium beer in the world by value(ii).

Global giants(iii)
Our business is built around six of our biggest global brands.
Johnnie Walker	Smirnoff	Baileys	Captain Morgan	Tanqueray	Guinness
Local stars(iv)			Reserve(v)
Can be individual to any one market and provide a platform for our business to grow.			Exceptional spirits brands at premium price points to capture the global luxury opportunity.
Crown Royal	Yenì Raki	Shui Jing Fang	Johnnie Walker Blue Label	Bulleit Bourbon	Don Julio
Buchanan’s	JɛB	Grand Old Parr	Tanqueray No. TEN	Ron Zacapa Centenario XO	Casamigos
Bundaberg	McDowell’s No. 1	Ypióca	Lagavulin	The Singleton of Glen Ord	Johnnie Walker Gold Label Reserve
Windsor	Black&White		Cîroc	Ketel One vodka	Talisker

(i)	Impact Databank Value Ratings, May 2019.

(ii)	Global Data, 2018.

(iii)	Global giants represent 41% of Diageo net sales.

(iv)	Local stars represent 20% of Diageo net sales.

(v)	Reserve brands represent 19% of Diageo net sales.

Business description (continued)

Our global reach

Our regional profile provides us with exposure to the greatest consumer growth opportunities in our sector.

We operate as a market-based business and our products are sold in over 180 countries. Each of our markets is accountable for its own performance and for driving growth. We employ 28,400 talented people across our global business.

% share of net sales by region(i)(ii)

34.9%
North America
US Spirits
Diageo Beer Company
USA (DBC USA)
Canada
Other (principally Travel Retail)
22.9%
Europe and Turkey
Europe
Turkey
Other (principally Travel Retail)
8.8%
Latin America and Caribbean
Mexico
Paraguay, Uruguay and Brazil (PUB)
Central America and Caribbean (CCA)
Andean (Colombia and Venezuela)
Peru, Ecuador, Bolivia, Argentina, Chile (PEBAC)
Other (principally Travel Retail)
12.4%
Africa
East Africa
Africa Regional Markets (ARM)
Nigeria
South Africa
Other (principally Travel Retail)
21.0%
Asia Pacific
India
Greater China
Australia
South East Asia
Travel Retail Asia and Middle East
North Asia

(i)
The above diagram is intended to illustrate general geographic regions of the world in which Diageo has a presence and/or in which its products are sold, and is not intended to imply that Diageo has a presence in and/or that its products are sold in every country within a geographical region.

(ii)	Based on reported net sales for the year ended 30 June 2019. Does not include corporate net sales of £53 million.

% share by region	North America	Europe and Turkey	Africa	Latin America and Caribbean	Asia Pacific
Volume	20.1	18.4	13.7	9.1	38.7
Net sales(i)	34.9	22.9	12.4	8.8	21.0
Operating profit before exceptional items(ii)	45.2	23.6	6.4	8.5	16.3
Operating profit(iii)	45.8	23.4	6.5	8.6	15.7
Water withdrawal	12.2	39.5	38.5	1.3	8.5
Carbon emissions(iv)	9.3	40.5	38.9	3.2	8.1
Employees(v)	9.7	36.9	15.0	8.8	29.6

(i)	Excluding corporate net sales of £53 million.

(ii)	Excluding exceptional operating charges of £74 million (2018 – £128 million) and net corporate operating costs of £189 million (2018 – £158 million).

(iii)	Excluding net corporate operating costs of £210 million (2018 – £158 million).

(iv)	Excludes corporate offices which account for <2% of combined impacts.

(v)	Employees have been allocated to the region in which they reside.

Business description (continued)

How we measure performance: key performance indicators

GAAP measures - Financial GAAP performance measures similar to the financial non-GAAP key performance indicators are presented below.

NET SALES GROWTH (%)	OPERATING MARGIN IMPROVEMENT (bps)	BASIC EARNINGS PER SHARE (pence)

Definition	Definition	Definition
Sales growth after deducting excise duties.	The percentage point movement in operating profit, divided by net sales.	Profit attributable to equity shareholders of the parent company, divided by the weighted average number of shares in issue.
Performance	Performance	Performance
Reported net sales grew 5.8%, driven by organic growth and favourable exchange which was partially offset by acquisitions and disposals.
Reported operating margin increased by 107bps driven by organic operating margin improvement, lower exceptional operating charges offset by the impact of acquisitions and disposals and favourable exchange.

Basic eps of 130.7 pence increased by 9.0 pence driven by organic operating profit growth and lower finance charges which was partially offset by higher tax charge and net increase in exceptional charges.

NET CASH FROM OPERATING ACTIVITIES (£ million)	RETURN ON CLOSING INVESTED CAPITAL (%)

Definition	Definition
Net cash from operating activities comprises the net cash flow from operating activities as disclosed on the face of the cash flow statement.	Profit for the year divided by net assets at the end of the financial year.
Performance	Performance
Net cash from operating activities increased by £164 million due to organic operating profit growth partially offset by unfavourable working capital movement and higher tax payments.	Return on closing invested capital increased by 610 bps principally driven by decrease in net assets.

Business description (continued)

We use the following 11 key performance indicators (KPIs) to measure our financial and non-financial performance

Our KPIs measure progress against our strategy. Our performance against our KPIs are explained below:

Relevance to strategy

① Efficient growth
② Consistent value creation
③ Credibility and trust
④ Engaged people

Financial	® ①	Financial	® ①		Financial	® ①
Organic net sales growth (%)	6.1%	Organic operating margin improvement (bps)	83	bps	Earnings per share before exceptional items (pence)(i)	130.8p

Definition	Definition	Definition
Sales growth after deducting excise duties, excluding the impact of exchange rate movements, acquisitions and disposals.	The percentage point movement in operating profit before exceptional items, divided by net sales after excluding the impact of exchange rate movements and acquisitions and disposals.	Profit before exceptional items attributable to equity shareholders of the parent company, divided by the weighted average number of shares in issue.
Why we measure	Why we measure	Why we measure
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
Performance	Performance	Performance
Organic net sales grew 6.1%, driven by 2.3% volume growth and 3.8% positive price/mix. Growth was broad based with all regions delivering net sales growth.	Organic operating margin improved 83bps driven by improved price/mix and our productivity programme partially offset by higher marketing spend.
Eps before exceptional items increased 12.2 pence driven by organic operating profit growth and lower finance charges partially offset by the impact from acquisitions and disposals and a higher tax expense.

More detail on page 51	More detail on page 52	More detail on page 52

Business description (continued)

Non-Financial	③ ④	Non-Financial	③ ④	Non-Financial	③
Positive drinking		Health and safety (lost-time accident frequency per 1,000 full-time employees)	0.98	Water efficiency(ii) (l/l)	4.64l/l

Definition	Definition	Definition
We report against three indicators for positive drinking.	Number of accidents per 1,000 full-time employees and directly supervised contractors resulting in time lost from work of one calendar day or more.	Ratio of the amount of water required to produce one litre of packaged product.
Why we measure	Why we measure	Why we measure
We support the World Health Organization’s (WHO) goal of reducing harmful drinking by 10% across the world by 2025 and we put resources and skills into a range of programmes around the world that aim to reduce harm and change behaviour. We have set ourselves stretching targets to measure our contribution to this area, focusing on tackling underage drinking and drink driving, in addition to promoting moderation.
Safety is a basic human right: everyone has the right to work in a safe environment, and our Zero Harm safety philosophy is that everyone should go home safe and healthy, every day, everywhere.
Water is the main ingredient in all of our brands. We aim to improve efficiency, and minimise our water use, particularly in water-stressed areas. This will ensure we can sustain production growth, address climate change risk and respond to the growing global demand for water, as scarcity increases.

Performance	Performance	Performance
We launched a new Positive Drinking strategy last year and this is the first year we have reported against these targets for 2025.
We achieved a milestone safety performance level of 0.98 lost-time accidents (LTAs) per 1,000 employees, our lowest rate ever. This represents a 7% reduction in LTAs compared with 2018. We continued to focus on markets in particular need of support, delivering improvements by increasing compliance with our core standards and programmes. We also maintained strong performance in our more established markets.
Water efficiency improved by 6% compared to 2018 and 43.8% versus our 2007 baseline.
More detail on pages 89-93	More detail on pages 106-108	More detail on pages 98-106

Business description (continued)

Financial	® ①		Financial	②	Financial	® ②
Free cash flow (£ million)	£2,608	m	Return on average invested capital (ROIC) (%)	15.1%	Total shareholder return (%)	27%

Definition	Definition	Definition
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
Percentage growth in the value of a Diageo share (assuming all dividends and capital distributions are re-invested).
Why we measure	Why we measure	Why we measure
Free cash flow is a key indicator of the financial management of the business and reflects the cash generated by the business to fund payments to our shareholders and acquisitions.	ROIC is used by management to assess the return obtained from the group’s asset base. Improving ROIC builds financial strength to enable Diageo to attain its financial objectives.	Diageo’s Directors have a fiduciary responsibility to maximise long-term value for shareholders. We also monitor our relative TSR performance against our peers.
Performance	Performance	Performance
Free cash flow continued to be strong at £2.6 billion. Operating profit growth was partially offset by reduced operating working capital improvements year on year, increased investment in maturing inventory and higher tax payments.
	ROIC before exceptional items increased 80bps as organic operating profit growth was partially offset by the impact from acquisitions and disposals and higher underlying tax charges.	Diageo delivered total shareholder return of 27% as dividends increased, a share buyback programme of £2.8 billion was executed and the share price benefited from underlying business improvements.
More detail on page 53	More detail on page 54

Business description (continued)

Non-Financial	③	Non-Financial	③ ④
Carbon emissions(iii) (1,000 tonnes CO2e)	586	Employee engagement index (%)	75%

Definition	Definition
Absolute volume of carbon emissions, in 1,000 tonnes.	Measured through our Your Voice survey; includes metrics for employee satisfaction, loyalty, advocacy and pride.
Why we measure	Why we measure
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

Performance	Performance
Carbon emissions reduced by 5.9% in 2019, and cumulatively by 44.7% against the 2007 baseline despite increased production volume.
94% of our people participated in our Your Voice survey (22,615 of the 24,129 invited). 75% were identified as engaged, a decrease of 1% on last year. 89% declared themselves proud to work for Diageo, down 1% on 2018. Despite this small shift, we have maintained a strong engagement score in line with best in class benchmarks.

More detail on page 105	More detail on pages 108-109

Remuneration

Some KPIs are used as a measure in the incentives plans for the remuneration of executives. These are identified with the symbol ®.

See our Directors’ remuneration report from page 142 for more detail.

(i)	For reward purposes this measure is further adjusted for the impact of exchange rates and other factors not controlled by management, to ensure focus on our underlying performance drivers.

(ii)	In accordance with Diageo's environmental reporting methodologies, data for each of the four years in the period ended 30 June 2018 has been restated where relevant.

(iii)	In accordance with Diageo's environmental reporting methodologies and WRI/WBCSD GHG Protocol, data for each of the four years in the period ended 30 June 2018 has been restated where relevant.

Business description (continued)

Chairman’s statement

We want to have a positive impact wherever we operate and we are determined to earn trust and respect by doing business in the right way, from grain to glass. For Diageo to thrive, we must focus on the long term and continue to demonstrate the value we create for those around us.

Recommended final dividend per share
2019: 42.47p á5%
2018: 40.4p
Total dividend per share(i)
2019: 68.57p á5%
2018: 65.3p
Total shareholder return (%)
2018: 27%
2017: 23%

(i)	Includes final recommended dividend of 42.47p.

I am pleased to report another year of strong and consistent performance. Diageo continues to make good progress towards its ambition of becoming one of the best performing, most trusted and respected consumer products companies in the world and I would like to express my thanks to all our employees for their continued passion and commitment.

Culture

Under Ivan’s leadership, Diageo is being transformed into a more entrepreneurial and creative business. Proximity to the consumer and to the trade, the agility to adapt to a changing environment and speed in execution are increasingly the way in which Diageo operates, every day.

A culture of discipline and efficiency has also been embedded. This has resulted in significant operational savings, which have largely been reinvested in the most attractive opportunities. These investments not only support the growth of our brands and strengthen our portfolio, but have also allowed us to build more advanced capabilities through new technology and enhanced training.

Notwithstanding the progress we have made, we are not complacent and we continue working towards further improvement.

Opportunities for growth

We are a global leader in an industry that is growing and premiumising at the same time. Around the world, consumers are looking for more premium brands and experiences. Growth in total beverage alcohol is underpinned by strong consumer fundamentals: in developed markets, spirits are well positioned, on trend and premiumising. In emerging markets, we expect an additional 750 million consumers to be able to afford international-style spirits by 2030.

While we are leaders in global premium spirits and have a substantial presence in selected beer markets, we produce just 1.7% of the total beverage alcohol drinks consumed around the world. So there is ample opportunity for us to grow share. We continue to see consumers switching from beer and wine into spirits. In the United States, spirits are taking share from beer; in Europe, spirits are taking share from beer and wine; and in many markets in Africa, consumers are trading up from illicit alcohol into a regulated, well-manufactured product. Beer consumers are also trading up to more premium, flavourful and differentiated products. The trend to 'drink better, not more', is well established in many markets.

Our deep consumer insights and strong customer relationships, combined with the strength and breadth of our portfolio, mean that we are well positioned to take advantage of these favourable long-term growth trends.

Business description (continued)

The global environment

Diageo’s brands are enjoyed in more than 180 countries and international trade is at the heart of our business. Although we are not immune from volatility in the global environment, our broad footprint, across markets and categories, makes us more resilient and provides a natural hedge against instability in our operating environment.

In particular, while there is considerable uncertainty around Brexit, we have robust plans in place to cover all scenarios. We do not believe the direct financial impact to Diageo will be material. Nevertheless, we look forward to a clear resolution that will bring certainty to business in the United Kingdom.

Our stakeholders

We are committed to engaging and working constructively with all our stakeholders. Listening and responding to the views and needs of those who are touched by our operations is fundamental to building a sustainable future for our business, our brands and the communities in which we live, work, source and sell.

The Board was particularly pleased that our 2019 ‘Your Voice’ employee survey showed that 89% of our employees are proud to work for Diageo and 77% are extremely satisfied with Diageo as a place to work. We are committed to engaging with our employees and ensuring that their voices are heard at the highest levels in our business. In December, the Board agreed that I will take responsibility for workforce engagement, as the designated non-executive under the 2018 UK Corporate Governance Code. I look forward to working with our employees around the world in order to represent their views in the Boardroom. From 2020, we will issue an annual ‘workforce engagement statement’ explaining how the Board has gathered and reviewed employees’ views and how these have been considered in the Board’s decision making.

Diageo in society

We want to have a positive impact wherever we operate and we are determined to earn trust and respect by doing business in the right way, from grain to glass. At the core of our approach is a commitment to positive drinking through encouraging moderation and tackling misuse, which Ivan outlines in more detail in his statement.

For Diageo to thrive, we must focus on the long term and continue to demonstrate the value we create for those around us. Social purpose was a driving force for the founders of many of our brands and is part of the fabric of our company today.

Communities

As a global company, we have an important role to play in helping the communities where we live and work to thrive. This is why we are focused on the issues we believe matter most in the communities where we source our raw materials and where we make and sell our products. We take great care to build sustainable supply chains and work hard to protect the environment and the natural resources on which we rely. Our women’s empowerment programmes have supported around 400,000 women around the world. They provide women with equal access to the skills and resources they need to build a better future for themselves and their families.

Our Water of Life programme has reached more than 10 million people in India and Africa since 2006 – making a real difference by supplying vulnerable communities with clean water, sanitation and hygiene. This year, we reached 232,000 people through these programmes.

Our Learning for Life programme gives people around the world the opportunity to reach their full potential and enhance their employment opportunities, through training and education in the hospitality industry and other sectors. Since launching in 2008, over 140,000 people have participated in Learning for Life, and typically, more than 70% move into permanent jobs.

Business description (continued)

Creating value

In fiscal 2019, we have delivered another year of strong, consistent performance. And we continue to make good progress across the four areas of performance we measure: efficient growth, value creation, credibility and trust, and engaged people.

Our efficient growth key performance indicators (KPIs) continue to improve. At the same time, return on average invested capital (ROIC) and total shareholder return (TSR) both increased, to 15.1% and 27% respectively, reflecting continued value creation.

We continue to target dividend cover (the ratio of basic earnings per share before exceptional items to dividend per share) of between 1.8 and 2.2 times. The recommended final dividend is 42.47 pence per share, an increase of 5%. This brings the recommended full-year dividend to 68.57 pence per share and dividend cover to 1.9 times. We expect to maintain dividend increases at a mid-single digit rate until our dividend cover is comfortably back in range. Subject to shareholder approval, the final dividend will be paid to UK shareholders on 3 October 2019. Payment will be made to US ADR holders on 8 October 2019. This year, we purchased 94.7 million shares, returning £2.8 billion to shareholders. On 25 July, the Board approved plans for a further return of capital of up to £4.5 billion to shareholders over the three years ending 30 June 2022.

Board changes

In March 2018, we agreed with Ursula Burns that her appointment as Non-Executive Director would be delayed, as a result of her appointment as Executive Chairman at VEON Ltd, on an interim basis. In December, we agreed with Ursula, that in light of her continued commitments at VEON Ltd, she would not take up her appointment on the Diageo Board.

In April 2019, we announced the appointment of Debra Crew as Non-Executive Director. Debra’s significant experience in FMCG and in executive management, as a former CEO, should serve Diageo well and complement the current Board.

Looking ahead

We have continued to improve performance, while building a culture of which we can all be proud. There is, of course, more to do and we are very aware of current volatility in trade and geo-politics. Nevertheless, for the benefit of our stakeholders, we shall continue to focus on delivering sustainable performance and long-term value, which are the primary areas of focus for the Board and executive leadership team.

Javier Ferrán
Chairman

Business description (continued)

Chief Executive’s statement

We are determined to build a company that will prosper over the very long term. We continue to improve the quality and pace of execution in every part of our business: we are combining creative flair with leading-edge technology and we are investing in brand building, innovation, our route to consumer and data analysis.

Volume movement	Organic volume movement
2019: á 2.3% 2018: â 0.7%	2019: á 2.3% 2018: á 2.5%
Net sales movement	Organic net sales movement
2019: á 5.8% 2018: á 0.9%	2019: á 6.1% 2018: á 5.0%
Reported operating profit movement	Organic operating profit movement
2019: á 9.5% 2018: á 3.7%	2019: á 9.0% 2018: á 7.6%

Our ambition is to be one of the best performing, most trusted and respected consumer product companies. We have delivered another year of strong and consistent performance, thanks to the dedication and hard work of my 28,400 colleagues across Diageo. I am very proud of the company we are building together and the positive social and economic impact we have on the many communities around the world where we make and sell our brands.

Creating value

The global economy is becoming more volatile, with significant challenges to international trade and the institutions that have underpinned prosperity for many decades. Our business will not be immune to international disruption but the depth and breadth of our portfolio, as well as the discipline and focus of our people, give us confidence in our resilience as we navigate these headwinds.

We are determined to build a company that will prosper over the very long term. We continue to improve the quality and pace of execution in every part of our business. We combine creative flair with leading-edge technology and invest in brand building, innovation, our route to consumer and data analysis.

Our people are also proud of the positive impact our business makes around the world. The reach of our brands and marketing allows us to promote moderation and tackle alcohol misuse. We believe we are one of the leading companies in reducing carbon emissions and water use. Our global skills and empowerment programmes have helped hundreds of thousands of people in the communities where we live, work, source and sell.

Performance

Fiscal 2019 has been another year of strong performance. We have continued to execute our strategy consistently and effectively to deliver growth. Our broad geographic footprint and leading portfolio position us well to capture future growth. In international spirits, we have a leading position in the United States, the world’s largest profit pool, alongside leadership positions in many other markets. We strive to win with consumers through the combination of creative flair and data-led insight in marketing and innovation. This, coupled with our culture of everyday efficiency and financial discipline, supports our ambition to be a reliable compounder of growth. Our strategy is delivering consistent top-line performance, sustained margin expansion and increased investment in our brands and business.

Reported net sales were up 5.8%, with organic growth partially offset by acquisitions and disposals. All regions contributed to broad based organic net sales growth, which was up 6.1%. Reported operating profit grew 9.5%, driven by organic growth. We delivered organic operating profit growth of 9.0%, ahead of net sales growth. This was driven by improved price/ mix and benefits from our focus on everyday efficiency, partially offset by an 8% increase in marketing investment, and cost inflation.

Reported and organic net sales grew across all categories, with the exception of rum. Our global giant brands grew organic net sales 5%, with Johnnie Walker up 7%, Tanqueray up 19%, Guinness up 2%, Baileys up 4% and Smirnoff up 3%. Captain Morgan was down 2%. Our local stars were up 6% and reserve was up 11%, with particularly strong performances from Chinese white spirits, Ketel One and Don Julio, up 22%, 10% and 26%, respectively. Earnings per share before exceptionals was strongly up again this year, increasing 10.3%. This was primarily driven by higher organic operating profit and lower finance charges. We achieved another year of strong consistent free cash flow performance, delivering £2.6 billion.

Business description (continued)

We continue to invest and innovate to build our brands for the future. 'White Walker by Johnnie Walker' successfully recruited new consumers into the Johnnie Walker brand (see more on page 36). We also announced a £150 million investment in Scotch whisky tourism, including a new Johnnie Walker Experience in Edinburgh; a $130 million expansion of our Bulleit distillery in Kentucky; and we increased our shareholding in Sichuan Shuijingfang Co., Ltd, our super-premium baijiu business in China, from 40% to 63%.

2019 net sales by category (%)

●	Scotch	25%	●	Liqueurs	5%
●	Vodka	11%	●	Gin	4%
●	US Whiskey	2%	●	Tequila	4%
●	Canadian Whisky	7%	●	Beer	16%
●	Rum	6%	●	Ready to drink	6%
●	IMFL Whisky	5%	●	Other	9%

Trusted and respected

We are proud to be the stewards of some of the most iconic brands in the world. These were built over generations by people who understood the importance of building a business for the long term, not just today. We are also determined to build a business that makes a positive impact on the issues that matter most to wider society.

We are passionate about the role our brands play in celebrations around the world and are committed to ensuring our products are used in a responsible way. We have a long-standing commitment to promoting positive drinking through encouraging moderation and tackling alcohol misuse. Thanks to the commitment and efforts of our colleagues around the world, we are making rapid progress towards our 2025 targets to educate five million young people, parents and teachers about the dangers of underage drinking; collect 50 million pledges to never drink and drive; and reach 200 million people with moderation messages through our brands.

Our customers around the world are rightly concerned about the environment and climate change, as we see extreme weather events and the resulting social dislocation becoming more common. We are determined to act and our progress is being recognised. Many of you will be familiar with CDP, formerly the Carbon Disclosure Project, the leading global disclosure system for environmental reporting. In February, Diageo and only 19 other companies out of 7,000 globally were rated “Double A” for climate and water performance. We were the only alcohol company to achieve this status year on year.

I am particularly pleased that we have been recognised for our work to promote inclusion and diversity. I believe inclusivity is at the heart of our company and the more we become representative of the consumers we serve, the more it will fuel our success. This year, we ranked fourth in the Thomson Reuters Global Diversity and Inclusion Index; were recognised in the Bloomberg Gender Equality Index; and were also ranked by Equileap as the top company for gender equality in the United Kingdom. Today, 40% of Diageo’s Executive Committee are women and we want our global senior leadership team to reach the same level of female participation by 2025 (we are currently at 36%).

Business description (continued)

This year, we put in place ground-breaking family leave policies for both men and women to support and retain parents within our business and to ensure that we continue to attract the best people possible to build their careers at Diageo. In April, we announced that all parents employed by Diageo in the United Kingdom are eligible for the same fully paid 26 weeks' leave, retaining benefits and bonuses regardless of gender. In May, we started a global roll-out of this ambitious new family leave policy, which offers female employees in all markets a minimum of 26 weeks of fully paid maternity leave. This policy sets a global minimum standard of four weeks' paternity leave on full pay in all markets, with a significant number of our businesses moving to 26 weeks’ fully paid paternity leave.

Outlook

Today, Diageo is a stronger, more agile business. We have embedded a culture of everyday efficiency and removed complexity, and we seek continuously to improve the way we operate. This enables us to anticipate and adapt to changing consumer trends and economic conditions more quickly.

As we look ahead to the three years ending 30 June 2022, I expect Diageo to maintain organic net sales growth in the mid-single digit range and to grow organic operating profit ahead of net sales in the range of 5% to 7%.

Our strategy is delivering, but we are not complacent and we continue to challenge ourselves. As we look to fiscal 2020 and beyond, we remain focused on building a strong and sustainable future for our business, our brands and the societies and communities where we live and work.

Ivan Menezes
Chief Executive

Business description (continued)

Market dynamics

Total beverage alcohol is an attractive industry, with a natural runway for growth when compared with other consumer goods categories.

Like all consumer sectors, the total beverage alcohol industry faces possible disruption, ranging from changes in consumer trends and regulation through to economic volatility and tariff changes. Our broad and diverse global portfolio provides a natural hedge to any volatility we may encounter. Our extensive consumer knowledge, gained through our local presence and use of data-driven insights, gives us a strong position from which to grow.

The global alcohol market today: broad-based, growing, profitable(i)

550 million new legal purchase age consumers are expected to enter the market by 2030.	750 million consumers are expected to be able to afford international-style spirits over the next decade.	53% of the global alcohol market, by volume, is spirits.	6 billion equivalent units of alcohol sold each year.	£747 billion retail sales value.

(i) Diageo estimates, Euromonitor, IWSR, internal analysis.

Key trends

We believe that drinking in a responsible way is part of a balanced lifestyle in many societies around the world. Drinking occasions and practices vary hugely depending on local culture, traditions and customs. They are constantly evolving, but long-term trends are positive for the industry – with sustained premiumisation, a growing preference for spirits and population growth all playing a part.

Consumers choosing to 'drink better'

Consumers are drinking ‘better, not more’. People are looking for products that stand out for their superior quality, authenticity and taste.

In developed markets, in response to sustained premiumisation of spirits, our premium-and-above brands are growing fastest. Our Reserve portfolio of brands capitalises on this premiumisation trend and recent launches, such as our new Villa Ascenti gin, strengthen our position.

In emerging markets, rising prosperity is enabling consumers to trade up to our international spirits brands. Meanwhile, our mainstream spirits brands, like Royal Challenge whisky in India, offer safe, affordable products to consumers in markets where informal alcohol – which is estimated to account for around 25% of global alcohol sales despite the associated health risks and loss of tax revenue – is widespread.

Growing preference for spirits

Consumers who drink alcohol are moving into spirits and away from beer and wine; as well as from illicit alcohol across Africa. This is a long-term trend – spirits are now 53% of total beverage alcohol by volume, up from 48% ten years ago. Gin is an example of a category benefiting from switching, starting in Europe and now accelerating in markets like Australia, South Africa and Brazil. In Brazil, consumer spend on the gin category has grown over 100% a year in the last five years and we have driven growth through the Tanqueray brand. Growth via the on-trade has been the key driver, ensuring a perfect serve with ice and tonic in premium occasions through our Copa Glass programme, supported by investments in marketing and ensuring availability in the right places. This has brought new consumers into the brand and into spirits – 20% of consumers are new to spirits; 50% coming from beer.

Drinking occasions and the route to consumer are changing

In developed markets, consumers are shifting away from late-night occasions towards food-related and more informal occasions.

Our market insight enables us to innovate existing brands, anticipate new consumer occasions and create the brands of tomorrow. In response to the growing early-evening occasion, we recently launched Smirnoff Infusions in the United Kingdom and United States. It is a new zero-sugar spirits-based drink infusing Smirnoff vodka with real fruit essences, designed to be served in a wine glass with soda and ice. Perfect for long summer evenings, it has an ABV of 23%, with the recommended serve containing 87 calories.

Business description (continued)

Our focus on route to consumer means we are well placed to seize new innovation opportunities. Our partnership with HBO, for which we created 'White Walker by Johnnie Walker', has recruited new consumers to our iconic Johnnie Walker Scotch brand and to the category, with social media and e-commerce playing a part. Technology and e-commerce are also changing the route to market. They are shifting the retail landscape, our interactions with on-trade and off-trade customers and the way we interact with consumers. Through our use of data we are constantly evolving our approach to each market and delivering multi-channel customer strategies.

The global economy

Political instability and changes in economic variables continue to have an impact across the global economy. We cannot change the environment in which we operate, but our global scale helps provide a natural hedge to changing variables. Our market-based model gives us the flexibility to identify and respond quickly to local dynamics. Our broad portfolio of brands means consumers can trade up or down depending on the economic environment.

Macro-economic trends are key considerations for our risk planning, outlined on pages 38-46. Understanding the long-term dynamics of our markets means we can anticipate, innovate and respond to key trends and unlock growth by drawing on the strength of our diverse portfolio and acting with agility.

Safeguarding our future by earning trust and respect

The expectations for businesses to be transparent, open and clear about their purpose have arguably never been greater. That is why earning trust and respect continue to be at the heart of our performance ambition. Stakeholders are increasingly challenging all businesses to show how they make a positive impact and the United Nations' Sustainable Development Goals provide a framework for businesses to demonstrate their contribution to society.

Earning trust and respect is particularly important for our industry. While the majority of people who choose to enjoy alcohol do so moderately and responsibly, we know the misuse of alcohol can harm individuals and those around them. This can also have adverse impacts on our industry’s reputation and our long-term operating environment. As a global leader in premium alcohol, we are committed to promoting positive drinking, so that our brands and our business have a sustainable future.

As the stewards of brands which have been part of communities around the world for centuries, we understand the importance of long-term thinking and of earning the trust and respect of those around us. Our future success depends on us continuing to promote positive drinking, fostering inclusive economic growth and reducing our environmental impacts, while making sure we do business with integrity and respect for human rights.

Promoting positive drinking

We want to offer consumers the opportunity to ‘drink better, not more’ – an approach that both supports our social values and aligns with our commercial interests as a business making premium drinks. That means we are committed to promoting moderation, while campaigning to reduce harmful drinking and improving laws and industry standards. Our Positive Drinking strategy, described on page 89, includes ambitious targets for areas in which we can have the greatest impact in reducing harm: drink driving, underage drinking and excessive drinking. Through our work, we support the World Health Organization’s (WHO) goal of reducing harmful drinking by 10%.

Acting responsibly in a regulated marketplace

The beverage alcohol industry is highly regulated and that regulation varies widely between countries and jurisdictions. We comply with all laws and regulations, wherever we operate, as a minimum requirement. But we also advocate laws and industry standards, including minimum legal purchase age laws and maximum bloodalcohol concentration driving limits, in countries where these are not already in place. Such measures, as well as protecting individuals and communities, help ensure a sustainable market in which our products can be enjoyed responsibly. At the same time, we advocate against measures that are not based on evidence or which could have unintended consequences, such as pushing consumers toward illicit alcohol, which can be a risk to public health.

Business description (continued)

Promoting inclusivity and human rights

‘We value each other’. This statement is one of our five core values and it has never been more relevant. Consumers, employees and many other stakeholders expect businesses to respect human rights and create an inclusive culture. Within our business, this is reflected in a strong policy framework and a strategic commitment to inclusion and diversity, including gender balance and health and safety (see more on pages 106-109). And it extends across our value chain: to our suppliers, distributors and consumers, through our human rights framework and our community programmes designed to empower women, help people develop their skills, and increase access to water, sanitation and hygiene (see more on pages 93-98). This commitment strengthens our supply chain, builds our employer brand and gives us the resilience we need to continue to perform in the future.

Climate change, water stress, and a responsible environmental strategy

Any business that relies on agricultural raw materials and water has both a responsibility to the environment around it and an exposure to environmental risks. Our environmental strategy, described in more detail on pages 98-106, is critical to our long-term success. Our programmes reduce carbon emissions and water use throughout our value chain. They also address waste and packaging, including plastic, and the use of more sustainable packaging materials. The linked phenomena of climate change and water stress are particularly material to our business and to the communities around us. With the oversight of our Climate Change Working Group, we are integrating the management of climaterelated issues into our business.

Our Water Blueprint defines our approach to water stewardship and prioritises our actions in areas we have defined as water-stressed, as illustrated on the map below. Along with improving water efficiency, we are replenishing the water used in water-stressed areas, supporting catchment area management to benefit all water users, and helping farmers improve water management in agriculture.

Diageo sites located in water-stressed areas

18
17
14 15
23
11
1
2
19
20
21
16
13
3
22
7
5
24
12
9
10
4
6
8
27
34
32
25
36
40
37
26
35
33
28
31
39
29
38
30

Sites

1 Kenya Brewing, Nairobi, Kenya
2 East Africa Maltings, Nairobi, Kenya
3 Seybrew, Seychelles
4 SA Cider, South Africa
5 Phelindaba Brewery, South Africa
6 Butterworth Brewery, South Africa
7 Khangela Brewery, South Africa
8 Isithebe, South Africa
9 Tlokwe, South Africa
10 Isipingo, South Africa
11 Moshi, Tanzania
12 Dar es Salaam, Tanzania
13 Mwanza, Tanzania
14 UBL, Kampala, Uganda
15 IDU, Kampala, Uganda
16 Accra, Achimota, Ghana
17 Kumasi, Kaasi, Ghana
18 Ogba, Lagos, Nigeria
19 Paraipaba, Ceará, Brazil
20 Agricultural lands, Ceará, Brazil
21 Messejana, Brazil
22 Maracanaú, Brazil
23 Meta Abo, Ethiopia
24 Marracuene, Mozambique

India

25 Alwar, Rajasthan
26 Aurangabad, Maharashtra
27 Baddi, Himachal Pradesh
28 Baramati, Maharashtra
29 Hospet, Karnataka
30 Kumbalgodu, Karnataka
31 Malkajgiri, Telangana
32 Meerut, Uttar Pradesh
33 Nacharam, Telangana
34 Pathankot, Punjab
35 Pioneer, Maharashtra
36 Rosa, Uttar Pradesh
37 Serampore, West Bengal
38 Sovereign, Karnataka
39 Tern, Andhra Pradesh
40 Udaipur, Rajasthan

Business description (continued)

Risk factors

Diageo believes the following to be the principal risks and uncertainties that could adversely impact the group. If any of these risks occur, Diageo’s business, financial condition and performance could suffer and the trading price and liquidity of its securities could decline. Because any global business of the kind Diageo is engaged in is inherently exposed to risks that become apparent only with the benefit of hindsight, risks of which Diageo is not presently aware or which Diageo does not currently deem to be material could also adversely impact Diageo’s business, financial condition and performance, including its ability to execute its strategy. The order of presentation of the risk factors below does not necessarily indicate the likelihood of their occurrence or the potential magnitude of their consequences.

Risks related to the global economy

Diageo’s business may be adversely impacted by unfavourable economic, political, social or other developments and risks in the countries in which it operates

Diageo has a presence in over 180 countries worldwide, and it may be adversely affected by unfavourable economic developments globally or in any of the countries where it has distribution networks, marketing companies or production facilities. In particular, Diageo’s business is dependent on general economic conditions in its most important markets, including in the United States, in the United Kingdom and the other countries that form the European Union, and in certain countries within the Asia Pacific region. A significant deterioration in economic conditions globally or in any of Diageo’s important markets, including economic slowdowns or recessions, increased unemployment levels, inflationary pressures and/or disruptions to credit and capital markets, could lead to decreased consumer confidence and consumer spending more generally, thus reducing consumer demand for Diageo’s products. Unfavourable economic conditions could also negatively impact Diageo’s customers, suppliers, distributors and financial counterparties, who may experience cash flow problems, increased credit defaults or other financial issues, which could lead to customer destocking as well as an increase in Diageo’s bad debt expense. In addition, volatility in the capital and credit markets caused by unfavourable economic developments and uncertainties could result in a reduction in the availability of, or an increase in the cost of, financing to Diageo. Diageo’s business could also be affected by other economic developments such as fluctuations in currency exchange rates, the imposition of any import, investment or currency restrictions (including the potential impact of any global, regional or local trade wars or any tariffs, duties or other restrictions or barriers imposed on the import or export of goods between territories, including but not limited to, imports into and exports from the United States, Canada, Mexico, the United Kingdom and/or the European Union), or any restrictions on the repatriation of earnings and capital. Any of these developments may have a material adverse effect on Diageo’s business and financial results.

Diageo’s operations are also subject to a variety of other risks and uncertainties related to its global operations, including adverse political, social or other developments. Political and/or social unrest or uncertainties (including in relation to the United Kingdom’s ongoing withdrawal process from the European Union), natural disasters, disease outbreaks, politically-motivated violence and terrorist threats and/or acts, including those which are specifically directed at the alcohol industry, may also occur in countries where Diageo has operations. Any of the foregoing could have a material adverse effect on Diageo’s business, financial condition and performance.

Many of the above risks are heightened, or occur more frequently, in emerging markets. A substantial portion of Diageo’s operations is conducted in emerging markets, which represented approximately 42% of Diageo’s net sales for the year ended 30 June 2019. In general, emerging markets are also exposed to relatively higher risks attributable to unstable governments, corruption, crime and lack of law enforcement, undeveloped or biased legal systems, expropriation of assets, sovereign default, liquidity constraints, inflation, devaluation, price volatility and currency convertibility issues, as well as additional legal and regulatory risks and uncertainties. Developments in emerging markets can affect Diageo’s ability to import or export products and to repatriate funds, as well as impact levels of consumer demand (for example, in duty-free outlets at airports or in on-trade premises in affected regions) and therefore Diageo’s levels of sales or profitability. Any of these factors may affect Diageo disproportionately or in a different manner from its competitors, depending on Diageo’s specific exposure to any particular emerging market, and could have a material adverse effect on Diageo’s business and financial results.

Business description (continued)

The United Kingdom’s withdrawal process from the European Union may continue to result in a sustained period of economic and political uncertainty and complexity, and may have a negative impact on economic conditions in Europe and on Diageo’s business and financial results

Diageo is headquartered in the United Kingdom and has significant production and investment in both England and Scotland. In June 2016, the United Kingdom voted by referendum to withdraw from membership in the European Union (“Brexit”), with the UK prime minister formally initiating the negotiation process for the departure of the United Kingdom from the European Union in March 2017. Although the potential impact of Brexit on Diageo’s business cannot be fully assessed until the detailed terms of the United Kingdom’s withdrawal from the European Union are finalised and the United Kingdom negotiates, concludes and implements successor trading arrangements with other countries, it is likely that this withdrawal process will continue to result in a sustained period of economic and political uncertainty and complexity. For example, in the event that the United Kingdom’s membership in the European Union terminates on or prior to the current deadline of 31 October 2019 set by the European Union without a withdrawal agreement in place (a “no deal” scenario), there remains uncertainty as to the terms under which the United Kingdom would trade with European Union countries as well as with third party countries with whom trade is currently conducted under EU Free Trade Agreements (“FTAs”). Although a number of countries have recently agreed with the United Kingdom to continue to trade under the terms of the existing FTAs even in a no deal scenario, in the event that the United Kingdom is unable to renew all of the existing FTAs on which UK companies rely, the United Kingdom’s trade with certain countries could revert to the tariffs and duties set by World Trade Organisation rules. This could have an adverse impact on trade, including causing short-term disruptions in the import into and export from the United Kingdom of goods which could be delayed as a result of the imposition of additional customs inspections and documentation checks. Diageo could also be subject to changes in laws and regulations following Brexit in areas such as intellectual property rights, employment, environment, supply chain logistics, data protection and health and safety.

The United Kingdom’s withdrawal from the European Union could also negatively impact economic conditions in Europe more generally, which in turn could adversely impact global economic conditions. For instance, the negotiating process surrounding the terms of the departure of the United Kingdom from the European Union may continue to contribute to significant volatility in exchange rates, wider risks to supply chains across the European Union and ultimately lead to changes in market access or trading terms, including to customs duties, tariffs and/or industry-specific requirements and regulations, restrictions on the mobility of employees and generally increased legal and regulatory complexity and costs. This could have adverse effects on Diageo’s business and financial results.

The withdrawal of the United Kingdom from the European Union could also have further implications for the constitutional makeup of the United Kingdom as a result of renewed discussions surrounding further devolved governments in Scotland and Northern Ireland and/or possible independence for Scotland following the outcome of the Brexit referendum. This could result in a further period of political uncertainty in the United Kingdom and otherwise adversely affect Diageo’s business and financial results, particularly since Diageo has substantial operations and inventory located in Scotland.

Risks related to Diageo’s industry

Demand for Diageo’s products may be adversely affected by many factors, including changes in consumer preferences and tastes and the adverse impacts of declining economies

Diageo’s portfolio of brands includes some of the world’s leading beverage alcohol brands, as well as a number of brands that are prominent in certain regional and/or country-specific markets. Maintaining Diageo’s competitive position depends on its continued ability to offer high-quality products that have a strong appeal to a wide range of consumers. Consumer preferences on a global, regional and/or local scale may shift due to a variety of factors, including changes in demographics, evolving social trends (including any shifts in consumer tastes towards small-batch craft alcohol, low or no alcohol beverages, or other alternative products), changes in travel, vacation or leisure activity patterns, weather conditions, public health regulations and/or health and wellness concerns, any or all of which may reduce consumers’ willingness to purchase beverage alcohol products from large producers such as Diageo or at all. Economic pressures could also cause consumers to choose products which have lower price points, including those of Diageo’s competitors, which may have an adverse effect on Diageo’s business and financial results. The competitive position of Diageo’s brands, as well as Diageo’s reputation more generally, could also be adversely affected by any failure by Diageo to provide consistent, reliable quality in its products or in its service levels to customers.

In addition, the social acceptability of Diageo’s products may decline due to negative publicity surrounding, and/or public concerns about, alcohol consumption. Such anti-alcohol publicity or sentiment could also result in regulatory action, litigation or customer complaints against companies in the beverage alcohol industry and have an adverse effect on Diageo’s business and financial results.

Business description (continued)

Diageo’s business has historically benefited from the launch of new to world products or variants of existing brands (with recent examples including the launch of “White Walker by Johnnie Walker” and the Ketel One Botanical range), and continuing product innovation and the creation of variants to existing brands remain significant elements of Diageo’s growth plans. The launch and ongoing success of new products or brand extensions is inherently uncertain, especially with respect to such products’ initial and continuing appeal to consumers. The failure to successfully launch a new product or a variant of an existing brand, or to maintain the product’s initial popularity, can give rise to inventory write-offs and other costs, as well as negatively impact the consumer perception of and thus the growth of an existing brand. There can be no assurance of Diageo’s continuing ability to develop and launch successful new products or variants of existing products, or to ensure or extend the profitable lifespan of its existing products.

Diageo is subject to litigation specifically directed at the beverage alcohol industry, as well as to other litigation

Diageo and other companies operating in the beverage alcohol industry are, from time to time, exposed to class action or other private or governmental litigation and claims relating to product liability, alcohol advertising or distribution, alcohol abuse problems or other health consequences arising from the excessive consumption of or other misuse of alcohol, including underage drinking. Diageo may also be subject to litigation arising from legacy and discontinued activities, as well as other litigation in the ordinary course of its operations, including in connection with the acquisition or disposal of businesses or other assets. Diageo is further subject to the risk of litigation, enforcement or other regulatory actions by tax, customs, competition, environmental, anti-corruption and other relevant regulatory authorities, including with respect to the methodology for assessing importation value, transfer pricing or compliance matters. Diageo’s listing in the United States may also expose it to a higher risk of securities-related class action suits, particularly following any significant decline in the price of Diageo’s securities. Any such litigation or other actions may be expensive to defend and result in damages, penalties or fines as well as reputational damage to Diageo or its brands, and/or impact the ability of management to focus on other business matters, and may adversely affect Diageo’s business and financial results. For additional information with respect to legal proceedings, including certain litigation in India arising from Diageo’s acquisition of USL, see ‘Additional information for shareholders - Legal proceedings’ and note 18 to the consolidated financial statements.

Diageo is subject to tax uncertainties, including changes in tax obligations, tax laws, regulations and interpretations, as well as enforcement actions by tax authorities

Changes in the political and economic climate have resulted in an increased focus on tax collection in recent years, and tax authorities are showing an increased appetite to challenge the methodology used by multinational enterprises, even where a company complies with international best practice guidelines. Changes in tax law (including tax rates), tax treaties, accounting policies and accounting standards, including as a result of the Organisation for Economic Co-Operation and Development’s review of base erosion and profit shifting and the European Union’s anti-tax abuse measures, combined with increased investments by governments in the digitisation of tax administration, could also result in increased levels of audit activity, investigations, litigation or other actions by relevant tax authorities. For example, as discussed in note 18 to the consolidated financial statements, in April 2019 the European Commission issued a decision finding that part of the Group Financing Exemption (as introduced in legislation by the British government in 2013) available under the UK controlled foreign company rules constitutes state aid, which could lead to liability for Diageo and other similarly situated companies. Although both the UK government and Diageo have recently appealed this decision to the General Court of the European Union, the UK government is nonetheless obliged to begin collection proceedings, and as such it is currently considered likely that Diageo will have to make a payment towards its potential liability in this respect during the year ending 30 June 2020. Diageo also operates in a large number of jurisdictions with complex tax and legislative regimes and whose related laws and regulations are open to subjective interpretation. These countries include Brazil and India, where Diageo is currently involved in a large number of tax cases. Assessing the potential financial exposure arising from these cases in Brazil and India is particularly challenging due to the uncertain fiscal environment in these jurisdictions. Any such investigations, litigation or other actions may result in damages, penalties or fines as well as reputational damage to Diageo or its brands, and as a result, adversely impact Diageo’s business and financial results. For additional information with respect to legal proceedings, including the Group Financing Exemption matter and potential tax liabilities in Brazil and India, see ‘Additional information for shareholders - Legal proceedings’ and note 18 to the consolidated financial statements.

Beverage alcohol products are also subject to national excise taxes, import duties, sales or value-added taxes and other types of direct and indirect taxes in most countries around the world, most of which are specific to individual jurisdictions. Increases in any such taxes, or the imposition of new taxes, could have a material adverse impact on Diageo’s revenue from sales or its margin, either through reducing the overall level of beverage alcohol consumption and/or by encouraging consumers to switch to lower-taxed categories of beverage alcohol.

In addition to the above, other changes in tax law (including increases in tax rates), tax treaties, related accounting policies and accounting standards could also increase Diageo’s cost of doing business and lead to a rise in Diageo’s effective tax rate, thus adversely affecting Diageo’s business and financial results.

Business description (continued)

Climate change, or legal, regulatory or market measures to address climate change or other environmental concerns, may negatively affect Diageo’s business or operations, and water scarcity or water quality issues could negatively impact Diageo’s production costs and capacity

In recent years, there has been growing concern that carbon dioxide and other greenhouse gases in the atmosphere may have an adverse effect on global temperatures, weather patterns and the frequency and severity of extreme weather-related events and disasters (including hurricanes). In the event that climate change, or legal, regulatory or market measures enacted to address such climate change or other environmental concerns, has a negative effect on agricultural productivity in the various regions from which Diageo procures its raw materials, Diageo may be subject to decreased availability or increased prices for a number of raw materials that are necessary in the production of Diageo’s products, including hops, cereals, agave, sugar, grapes and cream.

Water, which is the main ingredient in substantially all of Diageo’s products and consumed within its agricultural supply chain, is also a limited resource in many parts of the world. As demand for water continues to increase, and as water becomes scarcer and the quality of available water deteriorates, Diageo may be affected by increased production costs (including due to increases in certain water-related taxes or related regulations) or capacity constraints, which in turn could adversely affect Diageo’s business and financial results.

Diageo is also required to report greenhouse gas emissions, energy usage data and related environmental information to a variety of entities, including complying with the European Union Emissions Trading Scheme. If Diageo is unable to accurately measure and disclose such data in a timely manner, it could be subject to penalties in certain jurisdictions. In addition, increased governmental or public pressure for further reductions in greenhouse gas emissions and/or to address any other perceived environmental issues could cause Diageo to incur increased costs for energy, transportation and raw materials, as well as potentially require it to make additional investments in facilities and equipment, thus adversely impacting Diageo’s business and financial results.

Any increases in the cost of production could affect Diageo’s profitability

The components that Diageo uses for the production of its beverage alcohol products are largely commodities purchased from suppliers which are subject to price volatility caused by factors outside of Diageo’s control, including changes in global and regional supply and demand, weather and/or agricultural conditions, fluctuations in relevant exchange rates and/or governmental controls. Fluctuations in the prices of various commodities, including energy prices, may result in unexpected increases in the cost of the raw materials Diageo uses in the production of its products, including the prices of the agricultural commodities, flavourings and other ingredients necessary for Diageo to produce its various beverages, as well as glass bottles and other packaging materials, thus increasing Diageo’s production costs. Diageo may also be adversely affected by shortages of any such materials, by increases in energy costs resulting in higher transportation, freight or other related operating costs, or by inflation in any of the jurisdictions in which it produces its products. Diageo may not be able to increase its prices to offset these increased costs without suffering reduced volume of products sold and/or decreased operating profit.

Risks related to regulation

Regulatory decisions and changes in the legal, and regulatory environment could increase Diageo’s costs and liabilities or limit its business activities

Diageo’s operations are subject to extensive regulatory requirements relating to production, distribution, importation, marketing, advertising, sales, pricing, labelling, packaging, product liability, antitrust, labour, pensions, compliance and control systems, and environmental issues. Changes in any such applicable laws, regulations or governmental or regulatory policies and/or practices could cause Diageo to incur material additional costs or liabilities that could adversely affect its business. In particular, governmental bodies in jurisdictions where Diageo operates may impose new labelling, product or production requirements, limitations on the marketing, advertising and/or promotion activities used to market beverage alcohol, restrictions on retail outlets, restrictions on importation and distribution or other restrictions on the locations or occasions where beverage alcohol is sold which directly or indirectly limit the sales of Diageo products. For example, in 2014 and 2015, respectively, the states of Kerala and Bihar in India announced the imposition of a total ban on alcohol consumption, while, more recently, the Supreme Court of India issued a ruling prohibiting the sale of alcohol in certain outlets near highways. Although the restrictions imposed on the sale of alcohol in Kerala and aspects of the highway ban have since been relaxed, legal and regulatory measures such as these have impacted, and are likely to continue to impact, the sale of Diageo’s products in India and/or in other jurisdictions, which in turn could adversely affect Diageo’s business and financial results.

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

Business description (continued)

Diageo is subject to data privacy regulations in many of the markets in which it operates, and laws and regulations in this area are developing and changing on a continual basis. For example, Diageo is subject to the General Data Protection Regulation (“GDPR”) adopted in the European Union in April 2016, which was required to be fully implemented in all member states by May 2018. Diageo incurred significant costs in connection with the implementation of the GDPR, and the introduction of, or changes in, similar data privacy laws and regulations in other jurisdictions in which Diageo operates are likely to continue to require substantial expenditure to make any necessary up front changes to security systems, policies, procedures and business practices, as well as for ongoing compliance costs. Breach of any of these laws or regulations could also lead to significant penalties (including, under the GDPR, a fine of up to 4% of global turnover) and/or damage to Diageo’s reputation, as well as impact Diageo’s ability to deliver on its digital productivity and growth plans.

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

If Diageo or any of its associates fails to comply with anti-corruption laws (including anti-bribery laws), or with existing or new economic sanctions or trade restrictions imposed by the United States, the European Union or other national or international authorities that are applicable to Diageo or its associates, Diageo may be exposed to the costs associated with investigating potential misconduct as well as potential legal liability and/or reputational damage.

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

Defective internal controls could adversely affect Diageo’s financial reporting and management processes, as well as the accuracy of public disclosures

Diageo has in place internal control and risk management systems in relation to its financial reporting process and its process for the preparation of consolidated financial statements. In addition, management undertakes a review of the consolidated financial statements in order to ensure that the financial position and results of the group are appropriately reflected therein. Diageo is required by the laws of various jurisdictions to publicly disclose its financial results, as well as developments that could materially affect its financial results. Regulators routinely review the financial statements of listed companies such as Diageo for compliance with existing, new or revised accounting and regulatory requirements. Should Diageo be subject to an investigation into potential non-compliance with accounting and disclosure requirements or be found to have breached any such requirements, this may lead to restatements of previously reported results and/or significant penalties. In addition, the reliability of financial reporting is important in ensuring that the business’ management and its results are based on reliable data. Flaws in internal control systems could adversely affect Diageo’s business and financial results, including Diageo’s ability to execute its strategy.

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

Contamination, counterfeiting or other events could harm the integrity of customer support for Diageo’s brands and adversely affect the sales of those brands

The success of Diageo’s brands depends upon the positive image that consumers have of those brands, and contamination, whether arising accidentally, or through deliberate third party action, or other events that harm the integrity of or consumer support for those brands, could adversely affect their sales. Diageo purchases most of the raw materials for the production and packaging of its products from third party producers or on the open market. Diageo may be subject to liability if contaminants in those raw materials or defects in the distillation, fermentation or bottling process lead to reduced beverage quality or illness among, or injury to, Diageo’s consumers, or if the products do not otherwise comply with applicable food safety regulations. Diageo may also recall products in the event of contamination or damage. A significant product liability judgment or a widespread product recall may negatively impact sales and profitability of the affected brand or all of Diageo’s brands for a period of time depending on product availability, competitive reaction and consumer attitudes. Even if a product liability claim is unsuccessful or is not fully pursued, any resulting negative publicity could adversely affect Diageo’s reputation with existing and potential customers as well as its corporate and individual brand image.

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

Business description (continued)

Diageo may be adversely affected by disruption to production facilities, business service centres or information systems, including via cyber-attacks

Diageo operates production facilities around the world. If there was a technical failure, or a fire, explosion, flood or other significant event, at one or more of Diageo’s production facilities, this could result in significant damage to the facilities, plant or equipment, their surroundings and/or the local environment and/or injury or loss of life. Such an event could also lead to a loss of production capacity, result in regulatory action or legal liability, or damage Diageo’s reputation.

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

Diageo also relies on information technology systems to process, store and transmit large amounts of data. As with all large systems, Diageo’s information systems could also be subject to cyber-attacks (including phishing and ransomware attacks) by parties intent on disrupting production or other business processes or otherwise extracting or corrupting information. Such unauthorised access could disrupt Diageo’s business, including its beverage alcohol production capabilities, and/or lead to loss of assets or to outside parties having access to confidential information, including privileged data or strategic information of Diageo and its employees, customers and consumers. Such information could also be made public in a manner that harms Diageo’s reputation. The concentration of processes in business service centres also means that any sustained disruption to the facility or issue impacting the reliability of the information systems used could impact a large portion of Diageo’s business operations and, in some circumstances, could result in property damage, breaches of regulations, litigation, legal liabilities and reparation costs, thereby having a material adverse effect on Diageo’s business and financial results.

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

Diageo may not be able to derive the expected benefits from its business strategies, including in relation to expansion in emerging markets, acquisitions, productivity initiatives or inventory forecasting

There can be no assurance that Diageo’s business strategies will result in opportunities for growth and improved margins. Part of Diageo’s growth strategy includes expanding its business in certain emerging market countries (including in Africa) where consumer spending in general, and spending on Diageo’s products in particular, has historically not been significant, but where Diageo believes there are strong prospects for growth. There is no guarantee that this strategy will be successful, and some of these markets may represent a higher risk in terms of their changing regulatory environments and higher degrees of uncertainty over levels of consumer spending.

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

Similarly, there can be no assurance that the global productivity programmes implemented by Diageo in order to drive efficiencies and cost savings, or other programmes designed to improve the effectiveness and efficiency of end-to-end operations, will deliver the expected benefits. Such programmes may also result in significant costs to Diageo or may have other adverse impacts on the business and operations of the group.

Business description (continued)

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

Diageo’s operations and financial results may be adversely affected by fluctuations in exchange rates and fluctuations in interest rates

Diageo is engaged in an international business that operates in, and makes sales into, countries with different currencies, while its financial results are presented in sterling. As a result, Diageo is subject to foreign currency risk due to exchange rate movements, which affects the sterling value of its transactions, as well as the translation to sterling of the results and underlying net assets of its operations. In particular, approximately 33% of Diageo’s net sales in the year ended 30 June 2019 were in US dollars, approximately 11% were in euros and approximately 14% were in sterling. Movements in exchange rates used to translate foreign currencies into sterling may have a significant impact on Diageo’s reported results of operations from year to year. Exchange rate fluctuations may also expose Diageo to increased interest expense on borrowings denominated in currencies which appreciate against the sterling. As a result, Diageo’s business and financial results may be adversely affected by fluctuations in exchange rates. In addition, Diageo may be adversely impacted by fluctuations in interest rates, mainly through increased interest expense.

Diageo’s operations and financial results may be adversely affected by movements in the value of assets and liabilities related to its pension plans

Diageo operates a number of pension plans throughout the world, which vary in accordance with local conditions and practices. The majority of these pension plans are defined benefit plans and are funded by payments to separately administered trusts or insurance companies. The ability of these pension plans to meet their pension obligations may be affected by, among other things, the performance of assets owned by these pension plans, the liabilities in connection with the pension plans, the underlying actuarial assumptions used to calculate the surplus or deficit in the plans, in particular the discount rate and long term inflation rates used to calculate the liabilities of the pension funds, and any changes in applicable laws and regulations. For example, the net position of Diageo’s post-employment plans improved by £554 million from a deficit of £491 million at 30 June 2017 to a surplus of £63 million at 30 June 2018, and then improved by another £129 million in the next fiscal year to a surplus of £192 million at 30 June 2019, primarily as a result of an increase in the market value of assets held by the plans. However, if there are significant declines in financial markets and/or deterioration in the value of fund assets or changes in discount rates or inflation rates, Diageo may need to make substantial contributions to these pension funds in the future.

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

Risks related to Diageo’s securities

It may be difficult to effect service of US process and enforce US legal process against Diageo and its directors

Diageo is a public limited company incorporated under the laws of England and Wales. The majority of Diageo’s directors and officers, and some of the experts named in this document, reside outside of the United States, principally in the United Kingdom. A substantial portion of Diageo’s assets, and all or a substantial portion of the assets of such persons, are located outside of the United States. Therefore, it may not be possible to effect service of process within the United States upon Diageo or these persons in order to enforce judgments of US courts against Diageo or these persons based on the civil liability provisions of US federal securities laws. There is also doubt as to the enforceability in England and Wales, in original actions or in actions for enforcement of judgments of US courts, of civil liabilities solely based on the US federal securities laws. In addition, punitive damages in actions brought in the United States or elsewhere may be unenforceable in England and Wales.

Business description (continued)

Cautionary statement concerning forward-looking statements

This document contains ‘forward-looking’ statements. These statements can be identified by the fact that they do not relate only to historical or current facts. In particular, forward-looking statements include all statements that express forecasts, expectations, plans, outlook, objectives and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of changes in interest or exchange rates, the availability or cost of financing to Diageo, anticipated cost savings or synergies, expected investments, the completion of any strategic transactions or restructuring programmes, anticipated tax rates, changes in the international tax environment, expected cash payments, outcomes of litigation, anticipated changes in the value of assets and liabilities related to pension schemes and general economic conditions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo's control.

Factors that could cause actual results and developments to differ materially from those expressed or implied by forward-looking statements include, but are not limited to:

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

•
the negotiating process surrounding, as well as the final terms of, the United Kingdom’s exit from the European Union, which could lead to a sustained period of economic and political uncertainty and complexity whilst detailed withdrawal terms and any successor trading arrangements with other countries are negotiated, finalised and implemented, potentially adversely impacting economic conditions in the United Kingdom and Europe more generally as well as Diageo's business operations and financial performance ;

•
changes in consumer preferences and tastes, including as a result of changes in demographics, evolving social trends (including any shifts in consumer tastes towards small-batch craft alcohol, low or no alcohol, or other alternative products), changes in travel, vacation or leisure activity patterns, weather conditions, health concerns and/or a downturn in economic conditions;

•
any litigation or other similar proceedings (including with tax, customs, competition, environmental, anti-corruption or other regulatory authorities), including litigation directed at the beverage alcohol industry generally or at Diageo in particular;

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

•
the consequences of any failure by Diageo or its associates to comply with anti-corruption, sanctions, trade restrictions or similar laws and regulations, or any failure of Diageo’s related internal policies and procedures to comply with applicable law or regulation;

•	the consequences of any failure of internal controls, including those affecting compliance with existing or new accounting and/or disclosure requirements;

•	Diageo’s ability to maintain its brand image and corporate reputation or to adapt to a changing media environment;

Business description (continued)

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

•	any disruption to production facilities, business service centres or information systems, including as a result of cyber attacks;

•	increased costs for, or shortages of, talent, as well as labour strikes or disputes;

•
Diageo’s ability to derive the expected benefits from its business strategies, including in relation to expansion in emerging markets, acquisitions and/or disposals, cost savings and productivity initiatives or inventory forecasting;

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

This document includes names of Diageo's products, which constitute trademarks or trade names which Diageo owns, or which others own and license to Diageo for use. All rights reserved. © Diageo plc 2019.

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

Business review

Operating results 2019 compared with 2018

Group financial review

Reported net sales were up 5.8% as organic growth was partially offset by acquisitions and disposals
Reported operating profit was up 9.5% driven by organic growth, lower exceptional operating charges and favourable exchange, partially offset by acquisitions and disposals
Organic results improved with volume growth of 2.3%
Organic net sales growth of 6.1%
Organic operating profit grew 9%
Free cash flow continued to be strong at £2.6bn
Net cash from operating activities was £3.2bn
Basic eps of 130.7 pence was up 7.4%
Eps before exceptional items increased 10% to 130.8 pence

●	North America	●	Europe and Turkey	●	Africa	●	Latin America and Caribbean	●	Asia Pacific

(i)	Excluding corporate net sales of £53 million (2018 - £52 million).

(ii)	Excluding net corporate cost of £210 million (2018 - £158 million).

(iii)	Excluding exceptional operating charges of £74 million (2018 - £128 million) and net corporate operating costs of £189 million (2018 - £158 million).

Business review (continued)

Summary financial information		2019	2018
Volume	EUm	245.9	240.4
Net sales	£ million	12,867	12,163
Marketing	£ million	2,042	1,882
Operating profit before exceptional items	£ million	4,116	3,819
Exceptional operating items(i)	£ million	(74)	(128)
Operating profit	£ million	4,042	3,691
Share of associate and joint venture profit after tax	£ million	312	309
Non-operating exceptional gain(i)	£ million	144	—
Net finance charges	£ million	(263)	(260)
Exceptional taxation (charge)/credit(i)	£ million	(39)	203
Tax rate including exceptional items	%	21.2	15.9
Tax rate before exceptional items	%	20.6	20.7
Profit attributable to parent company’s shareholders	£ million	3,160	3,022
Basic earnings per share	pence	130.7	121.7
Earnings per share before exceptional items	pence	130.8	118.6
Recommended full year dividend	pence	68.57	65.3
(i)    For further details of exceptional items see pages 196 to 198.

Reported growth by region	Volume %	Sales %	Net sales %	Marketing %	Operating profit %	Operating profit before exceptional items %
North America	2	9	8	15	4	4
Europe and Turkey	(2)	(2)	—	3	(3)	(1)
Africa	1	7	7	10	337	44
Latin America and Caribbean	1	7	6	3	19	19
Asia Pacific	5	6	7	6	18	24
Diageo - reported growth by region(ii)	2	5	6	9	10	8
Organic growth by region	Volume %	Sales %	Net sales %	Marketing %		Operating profit(i) %
North America	2	5	5	11		3
Europe and Turkey	(2)	4	4	6		2
Africa	1	7	7	3		50
Latin America and Caribbean	1	10	9	6		19
Asia Pacific	5	9	9	7		26
Diageo - organic growth by region(ii)	2	6	6	8		9

(i)	Before exceptional operating items.

(ii)	Includes Corporate. In the year ended 30 June 2019 corporate net sales were £53 million (2018 - £52 million). Net corporate operating costs were £189 million (2018 - £158 million).

Business review (continued)

Key performance indicators

Net sales (£ million)

Reported net sales grew 5.8%
Organic net sales grew 6.1%
(i)    Exchange rate movements reflect the translation of prior year reported results at current year exchange rates.
(ii)    Organic movement

Reported net sales grew 5.8%, driven by organic growth and favourable exchange which was partially offset by acquisitions and disposals.

Organic volume growth of 2.3% and 3.8% positive price/mix delivered 6.1% organic net sales growth. All regions reported organic net sales growth.

Operating profit (£ million)

Reported operating profit grew 9.5%
Organic operating profit grew 9.0%
Reported operating profit was up 9.5% driven by organic growth, lower exceptional operating charges, and favourable exchange, partially offset by acquisitions and disposals.

Organic operating profit grew ahead of net sales at 9.0%.

Acquisitions and disposals

The impact of acquisitions and disposals on the reported figures was primarily attributable to the disposal of a portfolio of 19 brands to Sazerac which was completed on 20 December 2018 and to the prior year acquisition of the Casamigos brand.

Business review (continued)

Operating margin (%)

Reported operating margin increased 107bps
Organic operating margin increased 83 bps
(i)    Organic movement

Reported operating margin increased 107bps driven by organic operating margin improvement, lower exceptional operating charges and favourable exchange partially offset by the impact from acquisitions and disposals.

Organic operating margin improved 83bps driven by improved price/mix and productivity benefits from everyday cost efficiencies, partially offset by cost inflation and higher marketing investment.

Basic earnings per share (pence)

Basic eps increased 7.4% from 121.7 pence to 130.7 pence
Eps before exceptional items increased 10.3% from 118.6 pence to 130.8 pence

(i)	Excluding exchange.

(ii)	Net finance charges in relation to share buyback and acquisitions and disposals are reflected in the respective categories.

Eps before exceptional items increased 12.2 pence as organic operating profit growth and lower finance charges more than offset the higher tax charge and impact from acquisitions and disposals.

Basic eps increased 9.0 pence impacted by an increase in net exceptional charges.

Business review (continued)

Net cash from operating activities and free cash flow (£ million)

Net cash from operating activities(i) was £3,248 million.
Free cash flow was £2,608 million.

(i)	Net cash from operating activities excludes net capex and movements in loans and other investments (2019 - £(640) million; 2018 - £(561) million).

(ii)	Exchange on operating profit before exceptional items.

(iii)	Operating profit excluding exchange, depreciation and amortisation, post employment charges and non-cash items but including exceptional operating items.

(iv)	Working capital movement includes maturing inventory.

(v)	Other items include post employment payments, dividends received from associates and joint ventures, and movements in loans and other investments.

Net cash from operating activities was £3.2 billion, an increase of £164 million compared to last year. This was driven by operating profit growth and favourable exchange movement, partially offset by reduced working capital gains and higher tax payments.

Free cash flow continued to be strong at £2.6 billion, an increase of £85 million. This was largely driven by operating profit growth and favourable exchange movement which more than offset the reduced working capital gains and increased investment in maturing stock, increased capex and higher tax payments.

Business review (continued)

Return on invested capital (ROIC)%

Return on closing invested capital (%)
The return on closing invested capital of 32.9% for the year ended 30 June 2019, calculated as profit for the year divided by net assets as of 30 June 2019, increased by 610bps principally driven by a decrease in net assets.

Return on average total invested capital (%)(i) improved 80bps.

(i)	ROIC calculation excludes exceptional items.

ROIC increased 80bps largely driven by organic operating profit growth which was partially offset by the impact of acquisitions and disposals, higher tax charges and other movements, primarily net capex and maturing stock.

Business review (continued)

Income statement

	2018 £ million	Exchange (a) £ million	Acquisitions and disposals (b) £ million	Organic movement(i) £ million	Reclassifi- cation(ii) £ million	2019 £ million
Sales	18,432	(234)	(61)	1,157	—	19,294
Excise duties	(6,269)	258	4	(420)	—	(6,427)
Net sales	12,163	24	(57)	737	—	12,867
Cost of sales	(4,634)	(9)	9	(232)	—	(4,866)
Gross profit	7,529	15	(48)	505	—	8,001
Marketing	(1,882)	(5)	(1)	(144)	(10)	(2,042)
Other operating expenses	(1,828)	15	(15)	(25)	10	(1,843)
Operating profit before exceptional items	3,819	25	(64)	336	—	4,116
Exceptional operating items (c)	(128)					(74)
Operating profit	3,691					4,042
Non-operating items (c)	—					144
Net finance charges	(260)					(263)
Share of after tax results of associates and joint ventures	309					312
Profit before taxation	3,740					4,235
Taxation (d)	(596)					(898)
Profit for the year	3,144					3,337

(i)	For the definition of organic movement see page 110.

(ii)	For the year ended 30 June 2018 marketing costs of £10 million in South Africa have been reclassified from overheads to marketing.

(a) Exchange

The impact of movements in exchange rates on reported figures for net sales and operating profit is principally in respect of the weakening of sterling against the US dollar, the euro and the Kenyan shilling, partially offset by strengthening of sterling against the Turkish lira, the Indian rupee and the Australian dollar.

The effect of movements in exchange rates and other movements on profit before exceptional items and taxation for the year ended 30 June 2019 is set out in the table below.

Gains/ (losses) £ million
Translation impact	15
Transaction impact	10
Operating profit before exceptional items	25
Net finance charges	(9)
Associates – translation impact	—
Profit before exceptional items and taxation	16

	Year ended 30 June 2019	Year ended 30 June 2018
Exchange rates
Translation £1 =	$1.29	$1.35
Transaction £1 =	$1.33	$1.36
Translation £1 =	€1.13	€1.13
Transaction £1 =	€1.13	€1.16

Business review (continued)

(b) Acquisitions and disposals

The acquisitions and disposals movement was mainly attributable to the disposal of a portfolio of 19 brands (see the list of brands disposed of on page 117) to Sazerac completed on 20 December 2018 and to the prior year acquisition of the Casamigos brand.

See note 9 for further details.

(c) Exceptional items

Exceptional operating charges in the year ended 30 June 2019 were £74 million before tax (2018 - £128 million).

On 26 October 2018, the High Court of Justice of England and Wales issued a judgment in a claim between Lloyds Banking Group Pension Trustees Limited (the claimant) and Lloyds Bank plc (defendant) that UK pension schemes should equalise pension benefits for men and women for the calculation of their guaranteed minimum pension liability. The judgment concluded that the claimant has a duty to amend their pension schemes to equalise benefits and provided comments on the method to be adopted to equalise the benefits. This court ruling impacts the majority of companies with a UK defined benefit pension plan that was in existence prior to 1997. For the Diageo Pension Scheme (DPS) an estimate was made of the impact of equalisation which increased the liabilities of the DPS by £21 million with a corresponding charge to exceptional operating items. Additional work will be carried out to finalise the charge in the year ending 30 June 2020.

Following recent assessments of competitors' indirect tax in respect of certain channel accounts and a recent regulatory change in Korea, Diageo has made a provision, in the year ended 30 June 2019, of £35 million in respect of prior years.

In July 2019 Diageo reached agreement with the French tax authorities resulting in penalty charges of £18 million (see Taxation below).

In the year ended 30 June 2018, there was an impairment charge of £128 million in respect of the Meta brand, Ethiopian tangible fixed assets, associated spare parts reported in inventory and goodwill allocated to the Africa Regional Markets cash-generating unit.

Non-operating exceptional items in the year ended 30 June 2019 were £144 million income before tax (2018 - £nil).

Diageo completed the sale of a portfolio of 19 brands to Sazerac on 20 December 2018 for an aggregate consideration of $550 million (£435 million) resulting in a profit before taxation of $198 million (£155 million).

The disposal of United National Breweries (UNB), Diageo's wholly owned sorghum business in South Africa, was agreed in December 2018 and is subject to regulatory approvals. The prospective sale has resulted in an exceptional loss of approximately ZAR 156 million (£9 million).

The disposal of the Indian wine business resulted in a loss of £2 million.

See page 111 for the definition of exceptional items.

(d) Taxation

The reported tax rate for the year ended 30 June 2019 was 21.2% compared with 15.9% for the year ended 30 June 2018. Included in the tax charge of £898 million for the year ended 30 June 2019 is a net exceptional tax charge of £39 million.

As disclosed in the interim announcement for the six month ended 31 December 2018, Diageo has been in discussions with the French tax authorities over the deductibility of certain interest costs, and assessments had been issued denying tax relief for interest costs incurred in the periods ended 30 June 2011 to 30 June 2017 with a maximum potential liability of €241 million (£213 million). In July 2019 Diageo reached a resolution on the treatment of interest costs for all open periods which resulted in a total exceptional charge of €100 million (£88 million), comprising a tax charge of €69 million (£61 million), penalties of €21 million (£18 million) and interest of €10 million (£9 million). This brings to a close all open issues with the French tax authorities for periods up to and including 30 June 2017.

During the year ended 30 June 2019 the Dutch Senate agreed to a phased reduction in the Dutch corporate tax rate which is effective from 1 January 2020. An exceptional tax credit of £51 million principally arose from remeasuring the deferred tax liabilities in respect of the Ketel One vodka distribution rights from 25% to 20.5%.

Business review (continued)

In addition, in the year ended 30 June 2019 there was a £33 million exceptional charge in respect of the disposal of a portfolio of 19 brands to Sazerac and an exceptional tax credit of £4 million in respect of the equalisation of liabilities for males and females in the Diageo Pension Scheme.

For the year ended 30 June 2018 there was an exceptional tax credit of £203 million comprising the favourable impact of applying the Tax Cuts and Jobs Act, enacted on 22 December 2017, in the United States of £354 million, which was partially offset by the additional exceptional tax charge in respect of the transfer pricing agreement in the United Kingdom of £143 million and other net exceptional charges of £8 million.

The tax rate before exceptional items for the year ended 30 June 2019 was 20.6% compared with 20.7% in the prior year.

The year ended 30 June 2019 benefitted from one-off items which are not expected to repeat. This combined with our changing business mix is expected to result in a tax rate before exceptional items for the year ending 30 June 2020 to be in the range of 21% to 22%.

(e) Dividend

The group aims to increase the dividend each year and the decision in respect of the dividend is made with reference to dividend cover as well as current performance trends including sales and profit after tax together with cash generation. Diageo targets dividend cover (the ratio of basic earnings per share before exceptional items to dividend per share) within the range of 1.8-2.2 times. For the year ended 30 June 2019 dividend cover is 1.9 times. The recommended final dividend for the year ended 30 June 2019 is 42.47 pence, an increase of 5% consistent with the interim dividend increase. This brings the full year dividend to 68.57 pence per share. It is expected that a mid-single digit increase in the dividend will be maintained until the cover is operating comfortably in the policy range.

Subject to approval by shareholders, the final dividend will be paid to holders of ordinary shares and US ADRs on the register as of 9 August 2019. The ex-dividend date both for the holders of the ordinary shares and for US ADR holders is 8 August 2019. The final dividend will be paid to shareholders on 3 October 2019. Payment to US ADR holders will be made on 8 October 2019. A dividend reinvestment plan is available to holders of ordinary shares in respect of the final dividend and the plan notice date is 12 September 2019.

(f) Share buyback

On 26 July 2018, a share buyback programme was approved to return up to £2.0 billion to shareholders during the year ending 30 June 2019. On 20 December 2018 Diageo completed the sale of a portfolio of 19 brands to Sazerac. The net proceeds of approximately £340 million, after corporate tax and transaction costs, were returned to shareholders through an increase to the share buyback programme. On 30 January 2019 the Board approved an incremental share buyback programme of £660 million, bringing the total programme up to £3.0 billion for the year ending 30 June 2019.

In the year ended 30 June 2019, 94.7 million shares were repurchased for an aggregate consideration of £2.8 billion. After the year end a further 0.3 million shares were purchased for an aggregate consideration of £26 million, including settlement payments for the full tranche, which were recognised as a financial liability at 30 June 2019. The shares purchased under the share buyback programmes were cancelled.

On 25 July 2019, the Board approved plans for a further return of capital up to £4.5 billion to shareholders for the three year period to 30 June 2022.

Business review (continued)

Movement in net borrowings and equity

Movement in net borrowings	2019 £ million	2018 £ million
Net borrowings at the beginning of the year	(9,091)	(7,892)
Free cash flow (a)	2,608	2,523
Acquisitions (b)	(56)	(594)
Sale of businesses and brands (c)	426	4
Share buyback programme	(2,775)	(1,507)
Proceeds from issue of share capital	1	1
Net sale of own shares for share schemes (d)	50	8
Dividends paid to non-controlling interests	(112)	(80)
Rights issue proceeds from non-controlling interests of subsidiary company	—	26
Net movements in bonds (e)	1,598	1,041
Purchase of shares of non-controlling interests (f)	(784)	—
Net movements in other borrowings (g)	721	(26)
Equity dividends paid	(1,623)	(1,581)
Net increase/(decrease) in cash and cash equivalents	54	(185)
Net increase in bonds and other borrowings	(2,331)	(1,015)
Exchange differences (h)	(22)	80
Other non-cash items	113	(79)
Net borrowings at the end of the year	(11,277)	(9,091)

(a) See page 114 for the analysis of free cash flow.

(b) In the year ended 30 June 2019 Diageo has made a number of small acquisitions of brands, distribution rights and equity interests in various drinks businesses.

In the year ended 30 June 2018 acquisitions included $706 million (£549 million) in respect of the completion of the acquisition of Casamigos. See note 9 for further details.

(c) In the year ended 30 June 2019, sale of businesses and brands represents the cash received on the disposal of a portfolio of 19 brands sold to Sazerac net of transaction costs.

(d) Net sale of own shares comprised purchase of options over own shares and treasury shares for the future settlement of obligations under the employee share option schemes of £16 million (2018 - £68 million) less receipts from employees on the exercise of share options of £66 million (2018 - £76 million).

(e) In the year ended 30 June 2019, the group issued bonds of €2,600 million (£2,270 million) and £496 million (including £4 million discount and fee) and repaid bonds of €1,350 million (£1,168 million). In the comparable period the group issued bonds of €1,275 million (£1,136 million) and $2,000 million (£1,476 million) and repaid bonds of $2,100 million (£1,571 million).

(f) In the year ended 30 June 2019 purchase of shares of non-controlling interests comprised RMB 6,774 million (£775 million) and transaction costs of £9 million in respect of the acquisition of 23.43% of the share capital of Sichuan Shuijingfang Company Limited (SJF) in two separate transactions. This took Diageo’s shareholding in SJF from 39.71% to 63.14%. SJF is a manufacturer and distributor of Chinese white spirits located in Sichuan province in China and was controlled and therefore consolidated prior to the transactions in the year.

(g) In the year ended 30 June 2019 the net movement in other borrowings principally arose from the issue of commercial paper.

(h) The exchange arising on net borrowings of £22 million is primarily driven by unfavourable exchange movements on US dollar and euro denominated borrowings partially offset by a favourable movement on foreign exchange swaps and forwards.

Business review (continued)

Movement in equity	2019 £ million	2018 £ million
Equity at the beginning of the year	11,713	12,028
Profit for the year	3,337	3,144
Exchange adjustments (a)	255	(609)
Remeasurement of post employment plans net of taxation	36	368
Purchase of shares of non-controlling interests (b)	(784)	—
Rights issue proceeds from non-controlling interests of subsidiary company (c)	—	26
Dividends to non-controlling interests	(114)	(101)
Equity dividends paid	(1,623)	(1,581)
Share buyback programme	(2,801)	(1,507)
Other reserve movements	137	(55)
Equity at the end of the year	10,156	11,713

(a) Exchange movement in the year ended 30 June 2019 primarily arose from exchange gains in respect of the US dollar and the Indian rupee partially offset by exchange losses on the Turkish lira.

(b) In the year ended 30 June 2019 Diageo acquired an additional 23.43% of the share capital of SJF which was already controlled and therefore consolidated prior to the transaction. This took Diageo’s shareholding in SJF from 39.71% to 63.14%.

(c) In the year ended 30 June 2018 a rights issue was completed by Guinness Nigeria (GN) where Diageo’s controlling equity share in GN increased from 54.32% to 58.02%. The transaction resulted in a credit of £31 million to non-controlling interests and a charge of £5 million to reserves.

Post employment plans

The net surplus of the group's post employment benefit plans increased by £151 million from £63 million at 30 June 2018 to £214 million at 30 June 2019. The increase primarily arose due to an increase in the market value of the assets held by the post employment schemes and the cash contributions paid into the post employment plans being in excess of the impact of the changes in financial assumptions and income statement charge.

The operating profit charge before exceptional items decreased by £34 million from £84 million for the year ended 30 June 2018 to £50 million for the year ended 30 June 2019 primarily due to changes made to future pension increases for members of the UK scheme (including a Pension Increase Exchange (PIE) option offered to current pensioners) and changes to the principal Irish scheme which resulted in an aggregate past service credit of £54 million (2018 - £21 million in respect of changes to future pension increases in the principal Irish scheme).

Total cash contributions by the group to all post employment plans in the year ending 30 June 2020 are estimated to be approximately £170 million.

Business review (continued)

North America

●	US Spirits	●	Canada	●	Spirits	●	Ready to drink
●	DBC USA	●	Other (principally Travel Retail)	●	Beer	●	Other

Key financials	2018 £ million	Exchange £ million	Acquisitions and disposals £ million	Organic movement £ million	2019 £ million	Reported movement %
Net sales	4,116	176	(48)	216	4,460	8
Marketing	662	24	1	75	762	15
Operating profit	1,882	74	(60)	52	1,948	4

North America remains the largest premium drinks market worldwide. For Diageo, North America represents approximately one third of our net sales and approximately half of our operating profit.

The consumer lies at the heart of our business. We are focused on delivering sustainable performance through investment behind our brands, data led insights and executional excellence in our route to market. We have observed our portfolio achieving market share gains during the year ended 30 June 2019. We also disposed of 19 brands to Sazerac, enhancing our focus on the higher growth segment of our portfolio.

Our markets

Diageo North America is presently headquartered in Norwalk, Connecticut, but is relocating to New York, in early 2020. The business is comprised of US Spirits, Diageo Beer Company USA (DBC USA), and Diageo Canada, headquartered in Toronto.

Supply operations

With nine domestic production facilities across the United States, Canada and the US Virgin Islands, Diageo North America’s supply function is one of the largest producers of beverage alcohol on the continent. We have made major investments in innovation and sustainability driving efficiency and best in class operations.

In addition to beginning construction on our new Bulleit Frontier Whiskey Visitor Center in Shelbyville, Kentucky, in 2018 we opened our new Guinness Open Gate Brewery, in Relay, Maryland, and announced plans to invest £100 million to build a new distillery and warehousing facility in Lebanon, Kentucky. Production at the new distillery is expected to commence in 2021.

Business review (continued)

Route to consumer

The route to consumer in the United States is through the three-tier system. We distribute our products through approximately 40 spirits distributors and brokers, and more than 400 beer distributors. We have consolidated our US Spirits business into single distributors or brokers in 41 states and the District of Columbia, representing more than 80% of our spirits volume.

Our strategy is to continue driving excellence in our route to consumer through insights-driven execution, which allows us to better leverage available data and deliver sustained performance. This includes key capabilities around commercial execution, robust performance management and using more granular data analytics to provide competitive differentiation at the outlet level, including changing the way we collect outlet level data using technology.

US Spirits is responsible for the sale of our portfolio of spirits products and manages sales through two divisions focused on Open (distribution through private distributors) and Control (distribution through governmental entities) states. DBC USA sells and markets brands including Guinness and Smirnoff Ice. Beer distribution generally follows the three-tier open state regulations across the United States. Diageo Canada distributes our portfolio of spirits, ready to drink and beer brands across all Canadian provinces, which generally operate within a highly regulated federal and provincial system. Diageo Canada manages all sales operations with the provincial liquor control boards and national chain account customers directly, utilising brokers to support the execution at the point of sale.

Sustainability and responsibility

Both brand activity and business-wide programmes continue to support our focus on responsible drinking. Our ‘Decisions: Party’s Over’ experience, which uses virtual reality to educate consumers about the dangers of binge drinking, has amassed millions of views across social media and other platforms. Our Crown Royal brand is using its involvement in the NFL (National Football League) as a platform to remind sports fans to take a water break and encourage moderation. It reached over 44 million adults this year.

We are also making meaningful progress on environmental performance. This year we improved water use efficiency by 4.5%. We are continuing to assess options to eliminate waste to landfill for the six remaining sites in the region that currently dispose of low quantities in this way. This will support our zero waste to landfill target for 2020.

We continue to work with communities through a range of activities, including our six-week Learning Skills for Life (LSFL) programme, which has reached over 600 unemployed people with basic employability skills, specialist training and work experience within the hospitality industry.

Performance

Sales and net sales

Sales increased by £403 million, or 9%, to £5,074 million in the year ended 30 June 2019 from £4,671 million in the year ended 30 June 2018. Excise duties were £614 million in the year ended 30 June 2019 and £555 million in the year ended 30 June 2018, an increase of £59 million.

Net sales (sales less excise duties) were £4,460 million in the year ended 30 June 2019 an increase of £344 million, or 8%, compared to net sales of £4,116 million in the year ended 30 June 2018. Net sales were favourably impacted by organic growth of £216 million (see further performance analysis below), by exchange rate movements of £176 million primarily due to the strengthening of the US dollar against sterling and by the impact of the acquisition of Casamigos brand of £10 million. This increase was partially offset by a decrease in net sales of £58 million following the disposal of a portfolio of 19 brands sold to Sazerac in December 2018.

Operating profit

Operating profit was £1,948 million in the year ended 30 June 2019 an increase of £66 million compared to operating profit of £1,882 million in the year ended 30 June 2018. Operating profit increased by £74 million as a result of exchange rate movements due to the strengthening of the US dollar (£60 million translation impact plus £14 million transactional exchange impact), by £52 million organic growth, and by a £7 million impact from the acquisition of Casamigos. This increase was partially offset by a decrease in operating profit of £52 million following the disposal of a portfolio of 19 brands sold to Sazerac in December 2018, and a £15 million charge in respect of a reassessment of the Casamigos contingent consideration liability.

Business review (continued)

Further performance analysis

Unless otherwise stated percentage movements refer to organic movements in the following analysis.

North America delivered net sales growth of 5%, with growth across all three key markets. The disposal of a portfolio of 19 brands to Sazerac resulted in an estimated 40bps improvement in organic net sales growth. In US Spirits, net sales increased 5%. Crown Royal net sales increased by 6% and the brand gained share, driven by strengthened marketing investment fuelling the growth of Crown Royal Regal Apple and by the Crown Royal Peach limited time offer. Bulleit net sales were up 8% and it continued to gain share in US whiskey. Scotch grew net sales by 7% and gained share with strong innovation performance recruiting new consumers into scotch. Vodka net sales were flat, an improvement over the prior year, reflecting growth in Ketel One and Smirnoff and decline in Cîroc. Ketel One net sales grew by 10% and gained share in the category, driven by Ketel One Botanical with improvement in core Ketel One vodka performance. Smirnoff net sales grew by 2% due to stabilisation of the base business and the launch of Smirnoff Zero Sugar Infusions. Captain Morgan net sales declined 5%. In tequila, both Don Julio and Casamigos delivered strong double digit growth and gained share in the category. Diageo Beer Company USA net sales grew 10%, largely driven by growth in ready to drink as a result of successful prior year innovation launches. Beer net sales grew by 2%, improving over prior year and gaining share. Net sales in Canada increased 5% with broad based growth, including strong ready to drink performance. North America operating margin declined 103bps, mainly driven by up-weighted marketing investment behind US Spirits, with some impact from market mix shift and higher commodity and logistics costs partially offset by overhead efficiencies.

Markets:	Organic volume movement %	Reported volume movement %	Organic net sales movement %	Reported net sales movement %
North America	2	2	5	8

US Spirits(i)	2	(2)	5	8
DBC USA	8	8	10	15
Canada	3	3	5	4

Spirits	2	2	5	8
Beer	(4)	(4)	1	5
Ready to drink	18	17	18	21
Global giants, local stars and reserve(ii):		Organic volume movement(iii) %	Organic net sales movement %	Reported net sales movement %
Crown Royal		6	6	10
Smirnoff		2	3	7
Captain Morgan		(3)	(4)	—
Johnnie Walker		1	5	9
Ketel One(iv)		10	10	15
Cîroc vodka		(10)	(10)	(6)
Baileys		—	2	6
Guinness		(3)	2	6
Tanqueray		2	1	5
Don Julio		20	26	32
Bulleit		11	8	13
Buchanan’s		8	4	9

(i)	Reported US Spirits volume growth was impacted by acquisitions and disposals.
(ii)    Spirits brands excluding ready to drink.
(iii)    Organic equals reported volume movement.
(iv)    Ketel One includes Ketel One vodka and Ketel One Botanical.

Business review (continued)

Key highlights

•
Net sales in US Spirits were up 5%, broadly in line with depletions. Crown Royal grew net sales by 6% and gained share in its category, driven by continued growth of Crown Royal Regal Apple and Crown Royal Vanilla underpinned by strong marketing investment and the Crown Royal Peach and Crown Royal Salted Caramel limited time offers. In scotch, Johnnie Walker and Buchanan's gained share. Johnnie Walker net sales increased 6% with the successful launch of "White Walker by Johnnie Walker" inspired by the TV series Game of Thrones, which recruited new consumers into scotch. In vodka, net sales were flat, an improvement on the prior year's decline of 3%, despite continued weakness in Cîroc. Ketel One net sales were up 10%, benefitting from the success of Ketel One Botanical. Smirnoff returned to growth, up 2%, with strong marketing support reflected in the stabilisation of the base business and strengthened brand equity and with growth fuelled by the launch of Smirnoff Zero Sugar Infusions in May. Captain Morgan net sales declined by 5% in a category that is also in decline. Baileys net sales grew by 3% and gained category share as it continued its year-round focus on Baileys as an everyday treat. In tequila, Don Julio and Casamigos had strong double digit growth and gained share in the tequila category with Don Julio significantly up-weighting media investment to drive awareness and Casamigos focusing on public relations, social media and targeted events.

•
DBC USA net sales increased 10%, driven by ready to drink growth of 18% as Smirnoff Spiked Seltzer and Smirnoff Ice Smash success continued. In beer, net sales were up 2% with Guinness up 3%. The opening of the Guinness Open Gate Brewery and Barrel House in Maryland and expanding at-home consumption occasions supported Guinness growth.

•
Net sales in Canada grew 5%, driven by growth in spirits and ready to drink. Spirits net sales were up 3% with broad based growth across all categories, including a strong performance from "White Walker by Johnnie Walker". Ready to drink benefitted from innovation, particularly the Smirnoff Ice Berry Blast ready to drink.

•
Marketing grew 11%. Up-weighted investment coupled with the use of marketing effectiveness analytic tools to help make better investment decisions continued to strengthen brand equity and deliver sustainable growth.

Business review (continued)

Europe and Turkey

●	Europe	●	Other (principally Travel Retail)	●	Spirits	●	Ready to drink
●	Turkey			●	Beer	●	Other

Key financials	2018 £ million	Exchange £ million	Acquisitions and disposals £ million	Organic movement £ million	2019 £ million	Reported movement %
Net sales	2,932	(95)	(2)	104	2,939	—
Marketing	474	(10)	—	26	490	3
Operating profit before exceptional items	1,028	(35)	(1)	22	1,014	(1)
Exceptional operating items(i)	—				(18)
Operating profit	1,028				996	(3)

 (i) For further details on exceptional operating items see pages 196 to 198.

Within the geography of Europe there are two markets: Europe and Turkey. Our Europe business is driving consistent share gaining performance through execution at scale of our consumer marketing programme across the market as well as continuing to optimise our route to market. The economic environment in Turkey continues to be challenging but we remain focused on executing our strategy through growth of international premium spirits and premiumisation.

Our markets

Europe comprises Great Britain, Ireland, France, Continental Europe (including Northern Europe, Central Europe, Iberia, the Mediterranean and the Europe Partner Markets distribution businesses) and Russia, whilst Turkey is a standalone market. Europe is managed as a single market with country teams focusing on sales and customer marketing execution.

Supply operations

A number of Diageo’s International Supply Centre (ISC) operations are located in Europe including production sites in the United Kingdom, Ireland and Italy. The group owns 29 distilleries in Scotland, a Dublin based brewery, distillery, and maturation and packaging facilities in Scotland, England, Ireland and Italy. The ISC leads all supply chain activities for Europe and manufactures whisky, vodka, gin, rum, beer, cream liqueurs, and other spirit-based drinks which are distributed in over 180 countries.

In 2018 we announced a £150 million investment in visitor experiences in Scotland over the next two years. We are transforming our Scotch whisky visitor experiences through investment in our 12 malt whisky distillery visitor centres with a focus on the ‘Four Corners distilleries’, Glenkinchie, Caol Ila, Clynelish and Cardhu, celebrating the important role these single malts play in the flavours of Johnnie Walker. Also, as part of the investment programme, formal permission for plans to create a global flagship visitor experience for Johnnie Walker in Edinburgh city centre has been received. Raki and vodka are produced at a number of sites in Turkey and other local brands are produced in Russia.

Business review (continued)

Route to consumer

In Great Britain we sell and market our products through Diageo GB (spirits, beer and ready to drink) and Justerini & Brooks Fine Wines (wines private clients). Products are distributed through independent wholesalers and directly to retailers. In the on-trade, products are sold through major brewers, multiple retail groups and smaller regional independent brewers and wholesalers. In the Republic of Ireland and Northern Ireland, Diageo sells and distributes directly to the on-trade and the off-trade as well as wholesalers. In France our products are sold through a joint venture arrangement with Moët Hennessy. In Continental Europe and Russia, we distribute our spirits brands primarily through our own distribution companies, except in Europe Partner Markets where we typically use distributors.

In Turkey, we sell our products via the distribution network of Mey İçki, our wholly owned subsidiary. Mey İçki distributes both local brands (raki, other spirits and wine) and Diageo’s global spirits brands.

Sustainability and responsibility

Encouraging moderation and tackling harmful drinking remain key strategic priorities. Our ‘Stay Yourself’ moderation campaign, which began on university campuses in 2018, reached a further five million students this year through online and offline channels, and we reached over 42,000 people through our 'Smashed' theatre-based education programme.

Our Learning for Life (L4L) skills programme goes from strength to strength. More than 600 people graduated this year in the UK, Spain, Portugal, the Netherlands, Belgium and Germany. We launched new L4L programmes in Italy and Greece, and in Ireland we launched the ‘Open Doors’ initiative, aimed at refugees, asylum seekers and people with disabilities. We received the inaugural Inclusion and Diversity Chambers award in Ireland for our L4L work with refugees and asylum seekers.

Forty-eight of our sites in Europe recorded zero lost-time accidents, maintaining the strong performance of last year. Our commitment to progress on environmental performance is reflected by a 10.8% improvement in our water use efficiency. Turkey performed particularly strongly, recording an improvement of nearly 16% this year. In April, we announced a £16 million investment in reducing the plastic content of our beer packaging through the use of 100% recyclable and biodegradable cardboard.

Performance

Sales and net sales

Sales decreased by £100 million, or (2)%, to £5,132 million in the year ended 30 June 2019 from £5,232 million in the year ended 30 June 2018. Excise duties were £2,193 million in the year ended 30 June 2019 and £2,300 million in the year ended 30 June 2018, a decrease of £107 million.

Net sales (sales less excise duties) were £2,939 million for the year ended 30 June 2019 an increase of £7 million, compared to net sales of £2,932 million in the year ended 30 June 2018. Net sales were positively impacted by organic growth of £104 million (see further performance analysis below). This increase was partially offset by unfavourable exchange rate movements of £95 million primarily due to the weakening of the Turkish lira against sterling, and a reduction of £2 million of net sales due to the disposal of a portfolio of 19 brands sold to Sazerac in December 2018.

Operating profit

Operating profit was £996 million in the year ended 30 June 2019 a decrease of £32 million compared to operating profit of £1,028 million in the year ended 30 June 2018. Operating profit decreased as a result of unfavourable exchange rate movements of £35 million primarily due to the weakening of the Turkish lira against sterling (£5 million transactional exchange gain less £40 million translation loss), by an exceptional charge of £18 million in respect of penalties on the settlement of the French tax audit and by a reduction of £1 million of operating profit due to the disposal of a portfolio of 19 brands sold to Sazerac in December 2018. This decrease was partially offset by £22 million organic growth.

Business review (continued)

Further performance analysis

Unless otherwise stated percentage movements refer to organic movements in the following analysis.

Europe and Turkey delivered 4% net sales growth, reflecting another year of consistent performance in Europe where net sales were up 3% with double digit growth in Turkey. Europe growth was driven by Continental Europe, Great Britain and Ireland. Strong growth in gin continued with Tanqueray and Gordon’s growing double digit. Western Europe continued to gain market share in gin. Both Gordon's and Tanqueray benefitted from strong growth across their core and innovation variants. Beer was up 1%. Lager net sales grew 5% driven by Rockshore in Ireland, while Guinness Draught grew 1%. Scotch net sales were flat as growth in Johnnie Walker and scotch malts was largely offset by the weaker performance of JεB. Baileys was up 2% largely driven by the launch of Baileys Strawberries & Cream in Continental Europe. Smirnoff net sales declined 2% driven by Great Britain and Continental Europe, partially offset by growth in Ireland. Tequila grew double digit with growth across all markets. Ready to drink grew 17% driven by the Gordon's premix range. In Turkey, net sales were up 11% due to inflation and excise duty led price increases. Operating margin declined 49bps as positive price/mix and productivity savings were offset by up-weighted marketing investment, as well as inflationary cost pressure, particularly in Turkey.

Markets:	Organic volume movement %	Reported volume movement %	Organic net sales movement %	Reported net sales movement %
Europe and Turkey	(2)	(2)	4	—

Europe	—	—	3	2
Turkey	(13)	(13)	11	(20)

Spirits	(2)	(2)	3	(1)
Beer	1	1	1	—
Ready to drink	13	13	16	15
Global giants and local stars(i):		Organic volume movement(ii) %	Organic net sales movement %	Reported net sales movement %
Guinness		1	1	1
Johnnie Walker		(2)	3	1
Smirnoff		(4)	(1)	(1)
Baileys		(2)	3	3
Yenì Raki		(19)	6	(24)
Captain Morgan		1	—	(2)
JεB		(8)	(8)	(10)
Tanqueray		14	21	21

(i)	Spirits brands excluding ready to drink.

(ii)	Organic equals reported volume movement.

Business review (continued)

Key highlights

•	In Europe, net sales were up 3%:

•
In Great Britain, net sales grew 4%, with Diageo gaining share across beer and spirits. Gordon’s and Tanqueray both delivered strong double digit growth, both benefitting from strong growth of their innovation variants. Ready to drink grew 17% driven by the Gordon’s premix range. Guinness net sales grew 4%, driven by a strong performance for Guinness Draught and the continued growth of Hop House 13 Lager. Across Baileys, Smirnoff and Captain Morgan supply chain actions as well as commercial negotiations following recent pricing decisions have resulted in net sales decline.

•
Ireland grew net sales 3%. Beer net sales were flat. Lager net sales grew 4% driven by strong growth in Rockshore. Guinness net sales declined 2% impacted by difficult competitive conditions. In spirits, net sales grew double digit largely driven by Smirnoff, Baileys and Gordon's.

•	In Continental Europe, net sales were up 3%:

•
Iberia net sales grew 1%. Growth was driven by strong performance in Baileys and gin with growth across both Tanqueray and Gordon's. Scotch declined 3% as growth in Cardhu and Johnnie Walker was offset by declines in JεB. In Spain, market share in scotch was broadly flat, as the category continued to decline.

•	In Central Europe, net sales grew 4% driven by the launch of Baileys Strawberries & Cream and double digit growth in gin which more than offset the impact of pricing actions in Germany.

•	In Northern Europe net sales were up 9% driven by growth across both Benelux and the Nordics partially driven by net revenue management initiatives.

•	In the Mediterranean Hub, net sales were down by 6% driven by lapping strong comparable performance in Italy in the prior year and a continuing tough economic environment in Greece.

•	Europe Partner Markets grew net sales 6% driven by strong scotch performance and continued growth in Guinness and gin.

•	Russia net sales declined 3% driven by a volatile external environment and lapping strong comparables in the prior year.

•	France net sales grew 1%. Double digit net sales growth in Captain Morgan was partially offset by a decline in JεB.

•
In Turkey, net sales grew 11% despite volume decline of 13%, reflecting the impact of price increases, which were taken in response to increases in excise duties and inflation. Growth was largely driven by Yenì Raki which grew net sales by 7%, wine and scotch which grew double digit, led by strong growth in Johnnie Walker.

•
Marketing investment increased 6%, ahead of net sales, largely driven by increased investment in beer and gin. Beer marketing investment growth was primarily driven by the Six Nations rugby sponsorship agreement supporting the Guinness brand. Up-weighted investment in gin was across both Gordon's and Tanqueray.

Business review (continued)

Africa

●	East Africa	●	South Africa	●	Spirits	●	Ready to drink
●	Africa Regional Markets (ARM)	●	Other (principally Travel Retail)	●	Beer	●	Other

●	Nigeria

Key financials	2018 £ million	Exchange £ million	Reclassifi-cation(i)£million	Acquisitions and disposals £ million	Organic movement £ million	2019 £ million	Reported movement %
Net sales	1,491	8	—	(2)	100	1,597	7
Marketing	158	1	10	—	5	174	10
Operating profit before exceptional items	191	(6)	—	(1)	91	275	44
Exceptional operating items(ii)	(128)					—
Operating profit	63					275	337

(i)	Reclassification comprises a reallocation of costs from overheads to marketing.
(ii) For further details on exceptional operating items see pages 196 to 198.

In Africa our strategy is to grow through participation in beer and spirits across price points. We leverage the full range of the Diageo portfolio. Guinness, Malta and several local brands lead our brewing portfolio while Johnnie Walker and Smirnoff are at the heart of our international premium spirits offerings. Locally we produce a range of mainstream spirits. We are focused on consistent, profitable growth in the markets and categories in which we participate and continue to invest in manufacturing and partnerships to access more consumers across the continent.

Local sourcing is very important to our strategy, directly supporting our commercial operations whilst bringing wider benefits to local communities, farmers and society as a whole.

Our markets

The region comprises East Africa (Kenya, Tanzania, Uganda, Burundi, Rwanda and South Sudan), Africa Regional Markets (including Ghana, Cameroon, Ethiopia and Angola), Nigeria and South Africa.

Supply operations

During the financial year our operation in Africa consisted of 13 breweries in Africa, two sites that produce sorghum beer in South Africa, one cider plant and ten facilities which provide blending and malting services. In the year ended 30 June 2019 we established a site in Angola to produce spirits and ready to drink products and started production in a new brewery in Kisumu in Kenya increasing our capacity in an attractive market. We are in the process of selling the sorghum beer business in South Africa.

In addition, our beer and spirits brands are produced under license by third parties in 15 African countries.

Business review (continued)

Route to consumer

In Nigeria we own a 58.02% controlling stake in a listed company whose principal products are Guinness, Malta Guinness and Dubic, and in East Africa we own a 50.03% controlling equity stake in East African Breweries Limited (EABL).

EABL produces and distributes beer and spirits brands to a range of consumers in Kenya and Uganda, and also owns 51% of Serengeti Breweries Limited located in Tanzania. Within Africa Regional Markets, we have wholly owned subsidiaries in Cameroon, Ethiopia and Reunion and Diageo controlled subsidiaries in Ghana, Angola and the Seychelles. In South Africa we sell spirits and ready to drink products through our wholly owned subsidiary. Diageo has agreements with the Castel Group who brew and distribute Guinness under license in several countries across Africa Regional Markets. Diageo sells spirits through distributors in the majority of other sub-Saharan countries.

Sustainability and responsibility

We aim to create value in Africa beyond our significant contribution as an employer and taxpayer. Our supply chain is a key opportunity: more than 72,000 smallholder farmers and suppliers provide us with our raw materials, and we work with farmers to improve farm yield, livelihoods, and environmental and labour standards. This year we sourced 82% of our agricultural raw materials locally, and completed human rights impact assessments in South Africa and Nigeria.

This year we announced an investment of £180 million in projects at 11 breweries across Africa that include solar and biomass energy, and water treatment plants. We also co-founded the Africa Plastics Recycling Alliance while developing the Ghana Recycling Initiative by Private Enterprise (GRIPE) partnership to build plastic collection and recycling infrastructure.

We continue to partner with the NGO WaterAid to deliver safe sources of water and sanitation, which we aim to combine with our other community objectives, including skills training and women’s empowerment. This year, for example, alongside the launch of a new water system in Maroua, Cameroon, which provides water for two villages and irrigates local farmland, we trained 2,000 smallholder farmers in agricultural best practices and helped an additional 150 women create new water-related businesses. Project Heshima, in Kenya, provides vocational training to women at risk of consuming or producing illicit alcohol, empowering them economically while counteracting a serious public health risk.

As part of our focus on responsible drinking, we expanded our 'Smashed' underage drinking campaigns in Nigeria and Cameroon reaching 114,000 students. Our #DriveDry campaign in South Africa reached more than 40 million people.

Performance

Sales and net sales

Sales increased by £152 million, or 7%, to £2,235 million in the year ended 30 June 2019 from £2,083 million in the year ended 30 June 2018. Excise duties were £638 million in the year ended 30 June 2019 and £592 million in the year ended 30 June 2018, an increase of £46 million.

Net sales (sales less excise duties) were £1,597 million in the year ended 30 June 2019 an increase of £106 million, or 7%, compared to net sales of £1,491 million in the year ended 30 June 2018. Net sales were favourably impacted by organic growth of £100 million (see further performance analysis below), by exchange rate movements of £8 million primarily due to the strengthening of the Nigerian naira, the Kenyan schilling, partially offset by weakening South African rand and Ghanaian cedi against sterling. This increase was partially offset by a reduction of £2 million of net sales due to the disposal of a portfolio of 19 brands sold to Sazerac in December 2018.

Operating profit

Operating profit was £275 million in the year ended 30 June 2019 an increase of £212 million compared to operating profit of £63 million in the year ended 30 June 2018. Operating profit increased as a result of lapping an exceptional impairment charge of £128 million in respect of the Meta brand and associated tangible fixed assets and spare parts in Ethiopia and goodwill allocated to the Africa Regional Markets, and by £91 million due to organic growth. This increase was partially offset by unfavourable exchange rate movements of £6 million primarily due to the weakening of the Ghanaian cedi and South African rand against sterling (£5 million translation impact less £11 million transactional exchange impact) and by a reduction of £1 million of operating profit due to the disposal of a portfolio of 19 brands sold to Sazerac in December 2018.

Business review (continued)

Further performance analysis

Unless otherwise stated percentage movements refer to organic movements in the following analysis.

Africa delivered 7% net sales growth, with growth across East Africa, Africa Regional Markets and South Africa partially offset by a decline in Nigeria. In East Africa and Africa Regional Markets net sales grew 13% and 8%, respectively, driven by growth across both beer and spirits. East Africa partially benefitted from lapping prior year weakness in the first half. Net sales grew 6% in South Africa driven by growth in spirits. Nigeria net sales declined by 7% driven by the continued tough economic and competitive environment in the lager segment. Across Africa, beer net sales were up 5% driven by double digit growth in Senator Keg, Serengeti Lite, and Malta Guinness, partially offset by declines in Satzenbrau. Spirits delivered strong net sales growth driven by mainstream spirits and scotch across all key markets as well as strong growth of Tanqueray in South Africa. Scotch net sales were up 8% driven by Johnnie Walker, up 10%, partially as a result of a strong launch of "White Walker by Johnnie Walker" in South Africa. Operating margin improved by 494bps driven by improved price/mix and the continued benefit from productivity initiatives more than offsetting cost inflation.

Markets:	Organic volume movement %	Reported volume movement %	Organic net sales movement %	Reported net sales movement %
Africa	1	1	7	7

East Africa	12	11	13	18
Africa Regional Markets(i)	(3)	3	8	9
Nigeria	(10)	(10)	(7)	(3)
South Africa(i)	(2)	(10)	6	(6)

Spirits	5	5	13	10
Beer	1	1	5	8
Ready to drink	(3)	(3)	4	2
Global giants and local stars(ii):		Organic volume movement(iii) %	Organic net sales movement %	Reported net sales movement %
Guinness		(1)	2	3
Johnnie Walker		4	10	9
Smirnoff		—	12	9

Other beer:
Malta Guinness		8	15	13
Tusker		(5)	1	6
Senator		21	22	28
Serengeti		40	46	49

(i)
In the year ended 30 June 2019 the following countries, Mozambique, Zambia, Zimbabwe, St Helena and Malawi, moved on a management basis from South Africa to Africa Regional Markets. This reallocation has been reflected in the organic reporting.

(ii)	Spirits brands excluding ready to drink.

(iii)	Organic equals reported volume movement.

Business review (continued)

Key highlights

•
In East Africa, net sales grew by 13%. Kenya continued to grow strongly driven by double digit growth in beer and mainstream spirits as well as partially benefitting from lapping prior year weakness in the first half as a result of the 2017 presidential election. Tanzania continued to grow double digit. Beer net sales grew 13% led by continued strong growth in Serengeti Lite in Tanzania and double digit growth of Senator Keg in Kenya. Guinness net sales grew by 4%.

•
In Africa Regional Markets, net sales increased by 8% with double digit growth in Ghana and Angola and a return to growth in Cameroon as it lapped prior year challenges in the distributor network. Beer grew 6% driven by strong performance in Malta Guinness. Scotch also returned to growth driven by net revenue management actions.

•
South Africa net sales returned to growth of 6% driven by strong spirits performance in Tanqueray, double digit growth in Smirnoff 1818 and Captain Morgan and the launch of "White Walker by Johnnie Walker".

•
In Nigeria, net sales declined by 7% driven by Satzenbrau, as a result of a tough economic and competitive environment impacting the lager segment. Net sales grew in Malta Guinness, Guinness and spirits.

•
Marketing investment increased by 3% largely driven by up-weighted investment in Tusker marketing activities and media campaigns, the relaunch of Guinness Foreign Extra Stout, an evolution of Guinness' successful football campaign across Africa, led by Guinness brand ambassador Rio Ferdinand, and the continuation of Serengeti's sponsorship of the Tanzanian national football team.

Business review (continued)

Latin America and Caribbean

●	PUB	●	Andean	●	Spirits	●	Ready to drink
●	Mexico	●	PEBAC	●	Beer	●	Other
●	CCA	●	Other (principally Travel Retail)

Key financials	2018 £ million	Exchange £ million	Acquisitions and disposals £ million	Organic movement £ million	2019 £ million	Reported movement %
Net sales	1,069	(29)	—	90	1,130	6
Marketing	196	(7)	—	12	201	3
Operating profit	308	(2)	—	59	365	19

In Latin America and Caribbean the strategic priority is to continue to lead in scotch, while broadening our category range through tequila, vodka, rum, liqueurs and local spirits. We continue to invest in routes to market and in the breadth and depth of our portfolio of leading brands. We are also enhancing our supply structure to enable the business to provide both the emerging middle class and an increasing number of affluent consumers with the premium brands they aspire to. Our presence is supported by our reputation as a trusted and respected business, based on our stance on responsible drinking, and community development programmes.

Our markets

Our Latin America and Caribbean (LAC) business comprises five markets: PUB (Paraguay, Uruguay and Brazil), Mexico, CCA (Central America and Caribbean), Andean (Colombia and Venezuela) and PEBAC (Peru, Ecuador, Bolivia, Argentina and Chile).

Supply operations

Many of the brands sold in the region are manufactured by our International Supply Centre in Europe, but we also own manufacturing facilities in Mexico that produce tequila, in Brazil that produce cachaça, and in Guatemala that produces Zacapa rum. We also work with a wide array of local co-packers, bottlers, and licensed brewers throughout Latin America and the Caribbean.

Route to consumer

We drive an efficient route to consumer through differentiated models tailored to each markets’ size and needs. In Mexico and Brazil our in-market companies sell to a wide network of retailers, wholesalers, and resellers which make our product available to shoppers in on and off premise outlets. In most of Central America and the Caribbean, Argentina, Ecuador, Bolivia, and Venezuela, we partner with geographically exclusive distributors who are in charge of the sales execution and marketing programmes. In Colombia, Peru, and Chile, we use hybrid models where Diageo sells directly to some key accounts while distributors are used to improve our products’ physical availability.

Business review (continued)

Sustainability and responsibility

Partnership is central to our work in LAC, as it enables us to increase our impact by working with a range of stakeholders in areas such as community empowerment, encouraging moderation and tackling alcohol-related harm. For example, through our partnership with the United Nations Institute for Training and Research (UNITAR), we have worked with law-enforcement and government agencies in the Dominican Republic and Mexico to address drink driving and road safety. We have also supported an industry-wide initiative working with government to launch the use of breathalysers in the Dominican Republic.

In Brazil, we have launched the Diageo Institute, a not-for-profit entity supported by Diageo and Ypióca Industrial. It aims to generate social impact in the state of Ceará through partnerships, and brings together our work on positive drinking, skills programmes and the environment. As well as our longstanding Learning for Life programme, the Diageo Institute will oversee two new programmes: 'Weaving the Future', which encourages carnauba straw craftsmanship; and 'Real Talk', an education programme addressing underage drinking.

We deliver local and global programmes in Spanish and Portuguese across our market to meet the needs of our communities. 'Fala Sério', which is an adaptation of Diageo's theatre-based education programme 'Smashed', reached more than 10,000 young people in Brazil and Colombia this year. 'Teiquirisi Club' helps educate children aged seven to ten in Mexico to avoid underage drinking, and has reached 2,000 children, teachers and parents. 'La Bomba', launched this year in Peru, has reached 5,300 students and approximately 400 parents.

We continue to drive environmental improvements. In PUB we have reduced carbon emissions by 82% versus the baseline. The energy for our new facilities in Jalisco, Mexico, will be predominantly from renewable sources. Finally, work continues to eliminate waste to landfill across the region, particularly in Mexico and PEBAC.

Performance

Sales and net sales

Sales increased by £92 million, or 7%, to £1,444 million in the year ended 30 June 2019 from £1,352 million in the year ended 30 June 2018. Excise duties were £314 million in the year ended 30 June 2019 and £283 million in the year ended 30 June 2018, an increase of £31 million.

Net sales (sales less excise duties) were £1,130 million in the year ended 30 June 2019 an increase of £61 million, or 6%, compared to net sales of £1,069 million in the year ended 30 June 2018. Net sales were favourably impacted by organic growth of £90 million (see further performance analysis below), partially offset by exchange rate movements of £29 million due to the weakening of the Brazilian real, Argentine peso, and the Colombian peso against sterling.

Operating profit

Operating profit was £365 million in the year ended 30 June 2019 an increase of £57 million compared to operating profit of £308 million in the year ended 30 June 2018. Operating profit was favourably impacted by organic growth of £59 million. This increase was partially offset by unfavourable exchange rate movements of £2 million.

Business review (continued)

Further performance analysis

Unless otherwise stated percentage movements refer to organic movements in the following analysis.

Latin America and Caribbean delivered 9% growth in net sales with strong performance in Brazil, Mexico, Colombia and CCA. Net sales in Brazil grew 11% largely driven by gin, and partially benefitting from a one-off incentive related credit. Mexico grew 8% led by double digit growth in tequila. Colombia grew 19% largely driven by scotch. CCA benefitted from lapping the impact of last year's hurricanes. Growth in the region was broad based across key categories. Scotch grew 7% with continued solid performance of Johnnie Walker and primary scotch growing 5% and 14% respectively. Buchanan's was up 8% and Old Parr returned to growth as both brands benefitted from lapping last year's tax changes in Colombia. Don Julio delivered double digit growth led by Mexico. Gin grew double digit driven by the strong growth of Tanqueray in Brazil. Operating margin for the region increased 288bps benefitting from improved price/mix, productivity led efficiencies and a one-off tax benefit in other income in Brazil.

Markets:	Organic volume movement %	Reported volume movement %	Organic net sales movement %	Reported net sales movement %
Latin America and Caribbean	1	1	9	6

PUB	(1)	(1)	6	(3)
Mexico	4	4	8	8
CCA	5	5	13	14
Andean	(16)	(15)	19	14
PEBAC	13	13	6	3

Spirits	1	1	9	6
Beer	2	2	(4)	(7)
Ready to drink	(4)	(4)	8	4
Global giants and local stars(i):		Organic volume movement(ii) %	Organic net sales movement %	Reported net sales movement %
Johnnie Walker		3	5	3
Buchanan’s		5	8	7
Smirnoff		11	19	10
Old Parr		5	3	1
Baileys		3	17	13
Ypióca		(7)	(1)	(11)
Black & White		8	5	—

(i)	Spirits brands excluding ready to drink.

(ii)	Organic equals reported volume movement.

Business review (continued)

Key highlights

•
In PUB (Paraguay, Uruguay and Brazil), net sales grew 6%. Brazil delivered 11% growth driven by strong growth in gin, and partially benefitting from a one-off incentive related credit. Tanqueray drove the growth in gin supported by scaled up commercial activations in conjunction with media support. Scotch net sales grew 6% led by White Horse. Black & White declined as it was impacted by a state tax change in Brazil.

•
In Mexico, net sales increased 8%. Growth was broad based but led by Don Julio which continued to gain share in the tequila category, reflecting strong brand momentum and well-executed marketing campaigns and commercial platforms. Scotch grew 4% with Johnnie Walker up 7% and Black & White up 4% supported by an increased focus on brand availability through trade activations. Baileys grew strong double digit driven by distribution expansion, new brand communication focusing on Baileys' indulgent treat positioning and the launch of new flavours.

•
In CCA (Caribbean and Central America), net sales increased 13% as it benefitted from lapping the impact of the hurricanes in the prior year. Growth was broad based but led by Johnnie Walker Black Label which grew double digit as it benefitted from greater visibility with the "Keep Walking" campaign. Smirnoff ready to drink grew 19% driven by innovations with Guarana and Green Apple flavours.

•
Andean (Colombia and Venezuela) net sales increased 19% driven by Colombia, which partially benefitted from lapping the impact of tax changes last year. Scotch delivered double digit net sales growth. Buchanan's strong performance was supported by occasion driven consumer activations with local media campaigns. Black & White benefitted from route to consumer expansion and recruiting new consumers from local spirits and beer. Johnnie Walker grew double digit partially driven by the "White Walker by Johnnie Walker" innovation. Venezuela volume remained in decline as economic conditions continued to deteriorate.

•
PEBAC (Peru, Ecuador, Bolivia, Argentina and Chile) delivered 6% net sales growth, driven by Ecuador and Chile partially offset by Bolivia and Peru, which were impacted by tax changes. Growth was driven by scotch with a strong contribution from Johnnie Walker Red Label and "White Walker by Johnnie Walker".

•
Marketing investment increased 6% driven by the key campaigns including Johnnie Walker “We are all Human", Buchanan's “Vivamos Grandes Momentos”, Old Parr “Cambia el Guión” and Tanqueray "Tanqueray Mixed Gin Bar".

Business review (continued)

Asia Pacific

●	India	●	South East Asia	●	Spirits	●	Ready to drink
●	Greater China	●	North Asia	●	Beer	●	Other
●	Australia	●	Other (principally Travel Retail)

Key financials	2018 £ million	Exchange £ million	Acquisitions and disposals £ million	Organic movement £ million	2019 £ million	Reported movement %
Net sales	2,503	(36)	(5)	226	2,688	7
Marketing	388	(3)	—	27	412	6
Operating profit before exceptional items	568	(6)	(2)	143	703	24
Exceptional operating items(i)	—				(35)
Operating profit	568				668	18

(i) For further details on exceptional operating items see pages196 to 198.

In Asia Pacific our focus is to grow in both developed and emerging markets across our entire portfolio ranging from international and local spirits to ready to drink formats and beer. We have a clear long-term strategy that enables us to allocate resources behind brands that win in key consumer occasions and categories. We manage our portfolio to meet the increasing demands of the growing middle class and aim to inspire our consumers to drink better, not more. This strategy ensures that we deliver consistent and efficient growth with a key focus on developing our premium and super deluxe segments across the region.

Our markets

Asia Pacific comprises India, Greater China (China, Taiwan, Hong Kong and Macau), Australia (including New Zealand), South East Asia (Vietnam, Thailand, Philippines, Indonesia, Malaysia, Singapore, Cambodia, Laos, Myanmar, Nepal and Sri Lanka), North Asia (Korea and Japan) and Travel Retail Asia and Middle East.

Supply operations

We have distilleries at Chengdu, in China that produces Chinese white spirit (baijiu) and in Bundaberg, Australia that produce rum. United Spirits Limited (USL) operates 16 owned manufacturing units in India. In addition, USL and Diageo brands are also produced under licence by third party manufacturers. We also have bottling plants in Korea, Thailand and Australia with ready to drink manufacturing capabilities.

Business review (continued)

Route to consumer

In South East Asia, spirits and beer are sold through a combination of Diageo companies, joint venture arrangements, and third party distributors. In Thailand, Malaysia and Singapore, we have joint venture arrangements with Moët Hennessy, sharing administrative and distribution costs. Diageo operates wholly owned subsidiaries in the Philippines and Vietnam. In addition, in Vietnam, we own a 45.57% equity stake in Hanoi Liquor Joint Stock Company which manufactures and sells vodka. In Indonesia, Guinness is brewed by, and distributed through third party arrangements.

In Greater China our market presence is established through our 63.14% equity investment in Sichuan Shuijingfang Company Limited which manufactures and sells baijiu, and our wholly owned entity Diageo China Limited, selling Diageo brands, and a joint venture arrangement with Moët Hennessy where administrative and distribution costs are shared. Diageo operates a wholly owned subsidiary in Taiwan. In 2019, a newly created venture between Jiangsu Yanghe Distillery and Diageo in China has resulted in the creation of a new-to-world whisky, Zhong Shi Ji, which fuses the skills, craftsmanship and heritage of Chinese Baijiu and Scotch whisky master blenders.

In India, we manufacture, market and sell Indian whisky, rum, brandy and other spirits through our 54.78% shareholding in USL. Diageo also sells its own brands through USL.

In Australia, we manufacture, market and sell Diageo products. In New Zealand we operate through third party distributors. In North Asia, we have our own distribution company in South Korea. In Japan, the majority of sales are through joint venture agreements with Moët Hennessy and Kirin. Airport shops and airline operators are serviced through a dedicated Diageo sales and marketing organisation. In the Middle East, we sell our products through third party distributors.

Sustainability and responsibility

Tackling drink driving and underage drinking are priorities. Our partnership with the United Nations Institute for Training and Research (UNITAR), has gathered experts, government officials, educators and business leaders to address road safety in Thailand, South Korea and the Philippines. In India, our 'Road to Safety' programme has trained 7,228 police officers and gathered over one million pledges against drink driving.

We are also working to embed human rights and empower communities. We continued programmes in India that combine providing safe drinking water with skills development and women's empowerment, such as our new 'water ATM' programme, which trains women to maintain new water systems.

Our facilities in India have delivered our 2020 targets on carbon emissions and water use one year ahead of schedule and continue to identify new opportunities to minimise the impacts of climate change.

Performance

Sales and net sales

Sales increased by £314 million, or 6%, to £5,356 million in the year ended 30 June 2019 from £5,042 million in the year ended 30 June 2018. Excise duties were £2,668 million in the year ended 30 June 2019 and £2,539 million in the year ended 30 June 2018, an increase of £129 million.

Net sales (sales less excise duties) were £2,688 million in the year ended 30 June 2019 an increase of £185 million, or 7%, compared to net sales of £2,503 million in the year ended 30 June 2018. Net sales were favourably impacted by organic growth of £226 million (see further performance analysis below), partially offset by £36 million of unfavourable exchange rate movements due to the weakening of the Indian rupee and the Australian dollar against sterling. In addition, there was a reduction in net sales of £3 million due to the disposal of a subsidiary in Nepal and £2 million of net sales due to the disposal of a portfolio of 19 brands sold to Sazerac in December 2018.

Operating profit

Operating profit was £668 million in the year ended 30 June 2019 an increase of £100 million compared to operating profit of £568 million in the year ended 30 June 2018. Operating profit was favourably impacted by organic growth of £143 million. This increase was partially offset by a £35 million exceptional indirect tax charge in Korea, by unfavourable exchange rate movements of £6 million primarily due to the weakening of the Indian rupee and the Australian dollar, £1 million due to the disposal of a subsidiary in Nepal and £1 million due to the disposal of a portfolio of 19 brands sold to Sazerac in December 2018.

Business review (continued)

Further performance analysis

Unless otherwise stated percentage movements refer to organic movements in the following analysis.

Asia Pacific delivered 9% growth in net sales with strong growth across the region except North Asia. Greater China grew 19% driven by strong performance in both Chinese white spirits and scotch. Net sales in India grew 8% driven by IMFL whisky and scotch. Travel Retail Asia and Middle East grew 13% mostly from Johnnie Walker. South East Asia grew 8% driven by Johnnie Walker and Guinness. Scotch net sales were up 9% across the region led by strong performance in Johnnie Walker, which benefitted from the successful launch of the "White Walker by Johnnie Walker" innovation and scotch malts, which more than offset the net sales decline of Windsor in Korea. Gin grew double digit largely driven by strong growth in Australia. Net sales of Reserve brands were up 19% largely driven by Chinese white spirits and Johnnie Walker super deluxe variants. Operating margin increased 341bps driven by positive price/mix and productivity led savings.

Markets:	Organic volume movement %	Reported volume movement %	Organic net sales movement %	Reported net sales movement %
Asia Pacific	5	5	9	7

India	5	5	8	4
Greater China	11	11	19	19
Australia	3	3	6	2
South East Asia	2	2	8	9
North Asia	12	11	(2)	—
Travel Retail Asia and Middle East	4	9	13	15

Spirits	5	5	10	8
Beer	1	1	5	(2)
Ready to drink	3	3	6	6
Global giants and local stars(i):		Organic volume movement(ii) %	Organic net sales movement %	Reported net sales movement %
Johnnie Walker		6	11	13
McDowell's		7	9	5
Windsor		(1)	(16)	(15)
Smirnoff		(4)	2	1
Guinness		1	5	(1)
Bundaberg		(4)	(1)	(5)
Shui Jing Fang(iii)		16	23	22

(i)	Spirits brands excluding ready to drink.

(ii)	Organic equals reported volume movement except for Johnnie Walker 7% largely due to the reallocation of the results of Travel Retail.

(iii)
Organic growth figures represent total Chinese white spirits of which Shui Jing Fang is the principal brand. Organic growth adjusted to remove bulk sales reported in the prior comparable period. Reported volume was up 17%.

Business review (continued)

Key highlights

•
In India net sales increased 8% with growth from the "Prestige and Above" segment up 12%, led by double digit growth in scotch, driven by Johnnie Walker and Black & White. This was supported by solid performance from McDowell’s No.1 enhanced by the launch of its new Platinum range and good growth in Royal Challenge and Signature. Vodka net sales were up 5%, supported by Smirnoff consumer activation. Net sales in the popular brands segment increased 1%.

•
In Greater China net sales increased 19%, with double digit growth in both Chinese white spirits and scotch. Chinese white spirits grew 23% partly driven by route to consumer expansion. Scotch net sales increased 13% with continued growth in scotch malts and Johnnie Walker super deluxe in mainland China and a return to growth from Johnnie Walker in Taiwan.

•
Net sales in Australia grew 6%, driven by strong performance in the ready to drink and gin portfolio. Ready to drink net sales increased 7% fuelled by innovation geared towards more premium products such as Gordon's Premium Pink Gin & Soda and Tanqueray & Tonic. Gin grew double digit as the fastest growing spirit in Australia supported by innovation from Gordon's Pink and House of Tanqueray. Bundaberg net sales stabilised on the back of the "Unmistakably Ours" campaign.

•
In South East Asia, net sales increased 8% driven by growth across all key countries except Thailand. Scotch was the main growth driver with net sales growth of 6%, led by "White Walker by Johnnie Walker" and Johnnie Walker super deluxe. Guinness grew 11% driven by solid performance in Indonesia supported by focus on modern on-trade recruitment and by route to consumer expansion of Guinness Draught in Singapore.

•
In North Asia, net sales declined 2% with growth in Japan being offset by continued weakness in Korea. In Korea net sales declined 9% due to a continued weak Windsor performance, as a result of the contraction of the scotch category. Japan net sales grew 10% driven by primary scotch, Johnnie Walker and the successful relaunch of the Guinness Draught in Can.

•
Travel Retail Asia and Middle East net sales grew 13% driven by successful launches within the Johnnie Walker portfolio, including "White Walker by Johnnie Walker" and Johnnie Walker Blue Label innovation.

•
Marketing investment increased 7% driven by increased investment in Chinese white spirits, Johnnie Walker and scotch malts in Greater China and a new culture leading campaign "#ChallengeAccepted" for Royal Challenge in India.

Corporate

Performance

Sales and net sales

Corporate sales principally arise in the Guinness visitor centre in Dublin, Ireland and the income from the global licencing of Diageo brands and trademarks. Corporate sales and net sales were £53 million in the year ended 30 June 2019 an increase of £1 million compared to net sales of £52 million in the year ended 30 June 2018 due to organic growth.

Operating costs

Corporate operating costs comprise central costs, including finance, marketing, corporate relations, human resources and legal, as well as certain information systems, facilities and employee costs that are not allocable to the geographical segments or to the ISC. Operating costs were £210 million in the year ended 30 June 2019 an increase of £52 million compared to operating costs of £158 million in the year ended 30 June 2018. The increase in costs in the year ended 30 June 2019 was principally a result of an increased employee bonus accrual, an increase in legal case accruals and an exceptional item of £21 million in respect of guaranteed minimum pension equalisation.

Business review (continued)

Category review

●	Scotch	●	Canadian whisky	●	Indian-Made Foreign Liquor (IMFL) whisky	●	Liqueurs	●	Tequila	●	Ready to drink	●	Other
●	Vodka					●	Gin	●	Beer
●	US whiskey	●	Rum

Key categories	Organic volume movement(iii) %	Organic net sales movement %	Reported net sales movement %
Spirits(i)	3	7	6
Scotch	2	6	6
Vodka(ii)(iv)	2	2	4
US whiskey	2	4	9
Canadian whisky	6	6	8
Rum(ii)	(3)	(2)	(3)
Indian-Made Foreign Liquor (IMFL) whisky	6	8	3
Liqueurs	1	4	4
Gin(ii)	17	22	23
Tequila	19	29	37
Beer	1	3	4
Ready to drink	7	12	12

(i)    Spirits brands excluding ready to drink.
(ii)    Vodka, rum, gin including IMFL brands.
(iii)    Organic equals reported volume movement except for Canadian whisky 5%, gin 16%, and tequila 21%, which were impacted by acquisitions and disposals.
(iv)    Vodka includes Ketel One Botanical.

Business review (continued)

Unless otherwise stated percentage movements refer to organic movements in the following analysis.

•
Scotch represents 25% of Diageo's net sales and was up 6% with broad based growth across all regions except Europe. Scotch growth was driven by Johnnie Walker, which delivered a strong performance with net sales up 7%, benefitting from the successful launch of "White Walker by Johnnie Walker" inspired by the TV series Game of Thrones. Primary scotch brands grew 9% largely driven by Black & White in Asia Pacific and White Horse in Latin America and Caribbean and Asia Pacific. Buchanan's grew 8% in Latin America and Caribbean and 4% in North America. Scotch malts were up 12% with growth coming from Asia Pacific, North America and Europe benefitting from the launch of the "Game of Thrones Single Malt Scotch Whisky Collection". Old Parr returned to growth this year, as the brand lapped tax changes in Colombia. JεB continued to be under pressure in Europe led by the challenged scotch category in Iberia. Scotch continued to decline in Korea driven by declines in Windsor.

•
Vodka represents 11% of Diageo’s net sales and returned to growth with net sales up 2% and growth across all the regions except Europe. Vodka growth was driven by Smirnoff and Ketel One partially offset by a decline in Cîroc vodka. Overall, Smirnoff grew 3%, with net sales up 2% in US Spirits and 4% outside of the US, where performance was largely driven by double digit growth in Brazil and South Africa. Ketel One grew net sales by 10%, with US Spirits being the largest contributor to growth, benefitting from the success of Ketel One Botanical. The decline in Cîroc vodka was driven by US Spirits.

•	US whiskey represents 2% of Diageo’s net sales and grew 4%. Performance continued to be driven by good growth in Bulleit in US Spirits.

•
Canadian whisky represents 7% of Diageo’s net sales and grew 6%. Solid growth of Crown Royal in US Spirits was driven by strengthened marketing investment fuelling the growth of Crown Royal Regal Apple and by the Crown Royal Peach limited time offer. The brand also grew share within its category. The brand also grew share within its category.

•	Rum represents 6% of Diageo’s net sales and declined 2% largely driven by Captain Morgan decline in US Spirits, in a category that is also in decline.

•	IMFL whisky represents 5% of Diageo’s net sales and grew 8% driven by the strong performance of the McDowell’s trademark, Signature and Royal Challenge.

•
Liqueurs represent 5% of Diageo’s net sales and grew 4% with growth in all regions. Baileys was up 4% led by Europe, US Spirits and Mexico, with performance driven by continued focus on reminding consumers of Baileys' indulgent treat year-round positioning.

•
Gin represents 4% of Diageo’s net sales and grew 22% with double digit growth across all regions except North America. Strong growth in gin continued with Tanqueray and Gordon’s growing double digit with both Gordon's and Tanqueray benefitting from strong growth across their core and innovation variants. We continued to gain share in the gin category in Western Europe.

•
Tequila represents 4% of Diageo’s net sales and grew 29%. The performance was driven by strong double digit growth of Don Julio in US Spirits and Latin America and Caribbean as well as Casamigos in US Spirits.

•
Beer represents 16% of Diageo’s net sales and grew 3%. In Africa beer grew 5%, largely driven by Senator Keg in Kenya and Serengeti Lite in Tanzania partially offset by decline in Satzenbrau in Nigeria. Guinness grew 2% with growth largely driven by Guinness Foreign Extra Stout, as well as Guinness Draught and the continued growth of Hop House 13 Lager in Europe. In Ireland lager net sales grew 4% driven by strong growth in Rockshore.

•	Ready to drink represents 6% of Diageo’s net sales and grew 12% primarily driven by North America and Europe.

Business review (continued)

Global giants, local stars and reserve(i):	Organic volume movement(ii) %	Organic net sales movement %	Reported net sales movement %
Global giants
Johnnie Walker	2	7	7
Smirnoff	—	3	5
Baileys	—	4	5
Captain Morgan	(1)	(2)	1
Tanqueray	17	19	21
Guinness	—	2	2
Local stars
Crown Royal	6	6	10
Yenì Raki	(19)	6	(24)
Buchanan’s	6	6	8
JεB	(10)	(8)	(9)
Windsor	(1)	(16)	(15)
Old Parr	4	3	1
Bundaberg	(4)	(1)	(5)
Black & White	10	14	9
Ypióca	(7)	(1)	(12)
McDowell's	7	8	4
Shui Jing Fang(iii)	16	22	22
Reserve
Scotch malts	7	12	12
Cîroc vodka	(8)	(8)	(5)
Ketel One(iv)	9	10	15
Don Julio	15	26	30
Bulleit	9	7	12

(i)	Spirits brands excluding ready to drink.

(ii)	Organic equals reported volume movement except for Johnnie Walker 3%.

(iii)
Organic growth figures represent total Chinese white spirits of which Shui Jing Fang is the principal brand. Organic growth adjusted to remove bulk sales reported in the comparable period last year. Reported volume was up 17%.

(iv)	Ketel One includes Ketel One vodka and Ketel One Botanical.

Unless otherwise stated percentage movements refer to organic movements in the following analysis.

•
Global giants represent 41% of Diageo’s net sales and grew 5%. Growth was broad based across all brands with the exception of Captain Morgan. Captain Morgan was down 2%, driven by a 5% decline in US Spirits in a category that is also in decline.

•
Local stars represent 20% of Diageo’s net sales and grew 6%, largely driven by strong growth of Chinese white spirits, Crown Royal in US Spirits, McDowell’s No. 1 in India, Buchanan's in Latin America and Caribbean and Black&White in Asia Pacific. This was partially offset by declines of Windsor in Korea and JεB in Iberia.

•
Reserve brands represent 19% of Diageo’s net sales and grew 11% largely driven by double digit growth of Don Julio in US Spirits and Mexico, Chinese white spirits and Casamigos in US Spirits partially offset by declines in Cîroc. Net sales of Johnnie Walker reserve variants were up 7%.

Business review (continued)

Operating results 2018 compared with 2017

For the discussion on our operating results for the year ended 30 June 2017, including certain comparative discussion on our operating results for the years ended 30 June 2017 and 2018, please refer to 'Operating results 2018 compared with 2017' on pages 50 to 82 in our Annual Report on Form 20-F (File No. 001-10691) filed with the Securities and Exchange Commission on 6 August 2018.

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

2019 compared with 2018

Net cash from operating activities – see page 53
Movement in net borrowings – see page 58
Movement in equity – see page 59
Post employment net surplus – see page 59

2. Analysis of borrowings

a) Gross borrowings (excluding finance lease liabilities and the fair value of derivative instruments) are expected to mature as follows:

	2019 £ million	2018 £ million
Within one year	1,959	1,828
Between one and three years	2,940	2,033
Between three and five years	2,879	2,111
Beyond five years	4,777	3,930
	12,555	9,902

b) The following bonds were issued and repaid:

	2019 £ million	2018 £ million
Issued
€ denominated	2,270	1,136
£ denominated	496	—
US$ denominated	—	1,476
Repaid
€ denominated	(1,168)	—
US$ denominated	—	(1,571)
	1,598	1,041

c) The group had available undrawn committed bank facilities as follows:

	2019 £ million	2018 £ million
Expiring within one year	—	788
Expiring between one and two years	—	—
Expiring after two years	2,756	1,864
	2,756	2,652

The facilities can be used for general corporate purposes and, together with cash and cash equivalents, support the group’s commercial paper programmes.

There are no financial covenants on the group’s material short- and long-term borrowings. Certain of these borrowings contain cross default provisions and negative pledges.

Business review (continued)

The committed bank facilities are subject to a single financial covenant, being minimum interest cover ratio of two times (defined as the ratio of operating profit before exceptional items, aggregated with share of after tax results of associates and joint ventures, to net interest). They are also subject to pari passu ranking and negative pledge covenants.

Any non-compliance with covenants underlying Diageo’s financing arrangements could, if not waived, constitute an event of default with respect to any such arrangements, and any non-compliance with covenants may, in particular circumstances, lead to an acceleration of maturity on certain borrowings and the inability to access committed facilities. Diageo was in full compliance with its financial, pari passu ranking and negative pledge covenants in respect of its material short and long-term borrowings throughout each of the years presented.

3. Capital management

The group’s management is committed to enhancing shareholder value in the long-term, both by investing in the business and brands so as to deliver continued improvement in the return from those investments and by managing the capital structure. Diageo manages its capital structure to achieve capital efficiency, provide flexibility to invest through the economic cycle and give efficient access to debt markets at attractive cost levels. This is achieved by targeting an adjusted net borrowings (net borrowings aggregated with post employment benefit liabilities) to adjusted EBITDA leverage of 2.5 – 3.0 times, this range for Diageo being currently broadly consistent with an A band credit rating. Diageo would consider operating outside of this range in order to effect strategic initiatives within its stated goals, which could have an impact on its rating. If Diageo’s leverage was to be negatively impacted by the financing of an acquisition, it would seek over time to return to the range of 2.5 – 3.0 times. The group regularly assesses its debt and equity capital levels against its stated policy for capital structure. As at 30 June 2019 the adjusted net borrowings (£12,123 million) to adjusted EBITDA ratio was 2.5 times. For this calculation net borrowings are adjusted by post employment benefit liabilities (£846 million) whilst adjusted EBITDA (£4,802 million) comprises operating profit excluding exceptional operating items and depreciation, amortisation and impairment and includes share of after tax results of associates and joint ventures.

4. Capital repayments

Authorisation was given by shareholders on 20 September 2018 to purchase a maximum of 246,118,306 shares at a minimum price of 28 101/108 pence and a maximum price of higher of (a) 105% of the average of the middle market quotations for an ordinary share for the five preceding business days and (b) the higher of the price of the last independent trade and the highest current independent bid on the London Stock Exchange at the time the purchase is carried out. The programme expires at the conclusion of the next Annual General Meeting or on 19 December 2019 if earlier.

In the year ended 30 June 2019 the group purchased 94.7 million ordinary shares (2018 – 58.9 million), representing approximately 3.5% of the issued ordinary share capital (2018 – 2.1%) at an average price of £29.24 per share, and an aggregate cost of £2,775 million (including £6 million of transaction costs) (2018 – £25.43 per share, and an aggregate cost of £1,507 million including £9 million of transaction costs) under share buyback programmes. The programme completed on 10 July 2019 resulting in the repurchase of an additional 0.3 million shares at an average price of £33.73, and an aggregate cost of £26 million (including £17 million settlement payments for the full tranche) recognised as a financial liability at 30 June 2019. The shares purchased under the share buyback programmes were cancelled.

During the year ended 30 June 2019 the company purchased call options over 4 million shares at a cost of £14 million to hedge employee share awards and share option grants. These are three-year call options, denominated in sterling.

During the year ended 30 June 2018, as part of the employee share schemes, the company purchased 2.5 million ordinary shares, nominal value of £1 million (2017 – 5 million ordinary shares, nominal value of £1 million), representing approximately 0.1% (2017 - 0.2%) of the issued ordinary share capital (excluding treasury shares).

For further details about the shares purchased and the average price paid per share please refer to note 17 in the consolidated financial statements.

Business review (continued)

Contractual obligations and other commitments

	Payments due by period
As at 30 June 2019	Less than 1 year £ million	1-3 years £ million	3-5 years £ million	More than 5 years £ million	Total £ million
Long term debt obligations	978	2,942	2,846	4,748	11,514
Interest obligations	363	489	368	1,362	2,582
Credit support obligations	120	—	—	—	120
Purchase obligations	1,125	478	146	16	1,765
Operating leases	98	109	56	58	321
Post employment benefits(i)	50	95	90	80	315
Provisions and other non-current payables	101	292	29	214	636
Finance leases	48	50	36	9	143
Capital commitments	224	31	—	—	255
Other financial liabilities	174	—	—	—	174
Total	3,281	4,486	3,571	6,487	17,825

(i)	For further information see note 13 to the consolidated financial statements.

Long-term debt obligations comprise the principal amount of borrowings (excluding foreign currency swaps) with an original maturity of greater than one year. Interest obligations comprise interest payable on these borrowings and are calculated based on the fixed amounts payable and where the interest rate is variable on an estimate of what the variable rates will be in the future. Credit support obligations represent liabilities to counterparty banks in respect of cash received as collateral under credit support agreements. Purchase obligations include various long-term purchase contracts entered into for the supply of raw materials, principally bulk whisk(e)y, cereals, cans and glass bottles. Contracts are used to guarantee the supply of raw materials over the long term and to enable a more accurate prediction of costs of raw materials in the future. Provisions and other non-current payables exclude £4 million in respect of vacant properties. For certain provisions discounted numbers are disclosed.

Corporate tax payable of £378 million and deferred tax liabilities are not included in the table above, as the ultimate timing of settlement cannot be reasonably estimated.

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

For a detailed analysis of the group’s exposure to foreign exchange, interest rate, commodity price, credit and liquidity risks see note 15 to the consolidated financial statements on pages 227-230.

Business review (continued)

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

The critical accounting policies, which the directors consider are of greater complexity and/or particularly subject to the exercise of judgements, are set out in detail in the relevant notes:

•	Exceptional items - page 196

•	Taxation - page 201

•	Brands, goodwill and other intangibles - page 208

•	Post employment benefits - page 216

•	Contingent liabilities and legal proceedings - page 244

New accounting standards

A number of accounting standards, amendments and interpretations have recently been issued by the IASB and IFRIC. Those that are of relevance to the group are discussed in note 1 to the consolidated financial statements on pages 188 and 189.

Business review (continued)

Our role in society

Sustainability & Responsibility review

We are proud to be the stewards of some of the most iconic brands in the world, built over generations by people who understood the importance of creating value for the long term, not just the present. We too have a responsibility to think about the future - and we are determined to build a business that continues to make a positive impact on the issues that matter most to our stakeholders and to wider society.

Diageo’s purpose is to celebrate life every day, everywhere. We are proud that bringing people together to enjoy our brands creates value for millions of people around the world. Our commercial success depends on us creating a positive impact on society, wherever we live, work, source and sell.

Our ambition is to be among the best performing, most trusted and respected consumer product companies in the world. This requires us to harness our entire business, including our brands and our 28,400 diverse and talented employees, to ensure we promote inclusive growth and support the UN Sustainable Development Goals (SDGs).

This long-term approach to environmental, social and corporate governance issues reflects the values of our founders and the people who make Diageo thrive today. It also makes our business stronger. By deepening our brands’ relationships with consumers, earning the trust of stakeholders, attracting and empowering the best and most diverse talent, boosting our resilience and productivity and mitigating risk, our Sustainability and Responsibility (S&R) Strategy will ensure our business creates value for generations to come.

Doing business with integrity and winning trust require a robust and transparent approach to governance and ethics. Our rigorous global risk and compliance framework is set out on pages 38 to 48.

How we are contributing to the UN Sustainable Development Goals:

•	Promoting positive drinking (see page 89)

•	Building thriving communities (see page 93)

•	Reducing our environmental impact (see page 98)

•	Our people (see page 106)

A responsibility - and an opportunity - to build our business sustainably

We take a holistic approach to S&R, building on our brands’ connections with consumers, leading the way in promoting positive drinking and attracting, empowering and retaining the best talent. We must ensure that our operations and networks meet the highest social and environmental standards and that contribute to inclusion, diversity and the promotion of human rights.

The relationships we have throughout our value chain are also critical. We connect with millions of people – with the farmers who grow our raw materials, with our many suppliers and contractors, and with the retailers and distributors who link us to our consumers. Our approach aims to ensure all these relationships create value and promote sustainable growth.

Ambitious targets driving progress

In 2015 we set targets for 2020 across each pillar of our S&R Strategy and we have since set additional targets for renewable electricity and plastic packaging. We believe they are among the most ambitious and stretching in our industry. We were an early adopter of absolute, rather than relative, reductions in our environmental impact, in line with the principles of the Science Based Targets initiative. Our targets for supporting communities, encouraging moderation and reducing alcohol-related harm, and improving health and safety have helped to drive positive impacts for millions of people within and beyond our business.

In many areas we have made rapid progress – but we are not complacent. We achieved our 2020 targets to promote positive drinking ahead of schedule. So last year we launched a more ambitious strategy that will reach millions more people with our core aims of promoting moderation and reducing alcohol misuse.

Business review (continued)

By focusing on inclusion and diversity we reached our 2020 target of having 30% of leadership positions held by women in 2017. We then stretched the target to 35% − a figure we exceeded this year. Similarly, in 2018 we achieved our health and safety target of one lost-time accident (LTA) per 1,000 employees and no work-related fatalities two years early. So this year we started developing an expanded global strategy with further stretching targets to help drive our safety performance towards our ultimate aim of zero harm. Our environmental programmes have achieved a cumulative reduction of 44.7% in our greenhouse gas emissions, improved our water efficiency by 43.8%, and made 98.7% of our packaging recyclable.

We know we face challenges in some areas. We need to work more with partners to improve recycling infrastructure if we are to meet all our ambitious packaging targets. We have also made slower progress than we expected on our target to improve our wastewater performance. While we meet all regulatory requirements for wastewater at our sites, we need to embrace new technologies and solutions to reach the next level.

Overall, we are making good progress across our S&R Strategy. We report against each of our targets in the following pages, with supporting data and commentary in our Sustainability & Responsibility Performance Addendum and our submissions to CDP (formerly known as the Carbon Disclosure Project) on climate change and water. We are also developing our ambition and objectives beyond 2020, including our role in supporting the delivery of the UN SDGs. Our new commitments will reflect our increasing understanding of our risks and opportunities, including those highlighted by our work on implementing the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD), discussed further on page 103.

“We are pleased to see Diageo’s focus on making a positive contribution to society. Businesses will play a vital role in creating the better, fairer world envisioned by the Sustainable Development Goals. And it makes business sense – because the only way companies will thrive in the long term is by making a positive impact across their value chains.”

Steve Kenzie
Executive Director, UN Global Compact Network UK

Promoting positive drinking

Our brands have been part of people's celebrations for generations. We make them with pride, and we want them to be enjoyed responsibly. That means our goal is for people to drink better, not more - an approach that both supports our social values, and aligns with our commercial interests as a business making premium drinks. We are committed to promoting moderation, tackling misuse, and improving laws and standards, while respecting the fact that many people choose not to drink alcohol at all.

We are proud of the heritage, authenticity and taste of our brands. We are also proud that millions of people around the world enjoy our brands responsibly as part of a balanced lifestyle. At the same time we know that harmful drinking causes significant issues for individuals and for society. Everyone at Diageo recognises the importance of promoting positive drinking, encouraging moderation and tackling the misuse of alcohol. If we do not, we damage our reputation and make it harder to create value. That is why we focus on quality, while also promoting moderation. We want people to ‘drink better, not more’, which makes commercial sense as consumers choose to trade up to higher-quality, better-tasting drinks.

Promoting moderation, reducing harm and improving standards

We have long supported the World Health Organization’s (WHO) goal of reducing harmful drinking by 10% across the world by 2025. We work with partners from within and beyond our industry on initiatives that advance that goal. We have also taken a clear stand on key issues – we were the first to put nutritional information and alcohol content onto our labels – while supporting a range of programmes around the world that aim to reduce harm and change behaviour.

Globally, we have focused our efforts on three core pillars – promoting moderation, campaigning to reduce harmful drinking, and improving laws and industry standards – and we have set ourselves stretching targets to reach by 2025.

Business review (continued)

“The private sector is a key partner in implementing measures that improve road safety. The United Nations Institute for Training and Research (UNITAR) and Diageo joined forces to launch a capacity-building initiative with a special focus on countries with the highest death rates related to road traffic. Between 2017 and 2018, the initiative reached 1,896 officials from national and local governments from 38 countries, as well as representatives from the private sector, academia and NGOs.”

Nikhil Seth
United Nations Assistant Secretary-General and Executive Director, UNITAR

Our targets for 2025

Educate	Collect	Reach
5 m	50 m	200 m
young people, parents and teachers about the dangers of underage drinking	pledges never to drink and drive through #JoinThePact	people with moderation messages from our brands

Progress to date
632,000	16.88m	66.02m

Business review (continued)

How we will achieve our targets

PILLAR 1 Promoting moderation	PILLAR 2 Campaigning to reduce harmful drinking	PILLAR 3 Improving laws and industry standards
For most people who drink alcohol, drinking responsibly is common sense. We want to reinforce that understanding of moderation in everything we do.	We focus resources on global programmes that address our priorities for reducing harmful drinking in line with the WHO's goal.
We comply with all laws and regulations wherever we operate, as a minimum requirement. We advocate sensible new regulation based on evidence, including legal purchase age laws and blood-alcohol volume driving limits in countries where these do not exist.

Brand action	Preventing drink driving	Support for the global focus on reducing the harmful use of alcohol
We are using our brands to carry a strong moderation message and combat heavy episodic drinking.
Our global #JoinThePact programme aims to encourage 50 million people to never drink and drive through signing a global pact.
Partnerships with police, local authorities and other agencies support enforcement, provide education for drivers and law enforcers, and support safe rides and public transportation.
A new three-year partnership with UNITAR focuses on high-visibility enforcement in Latin America, Asia and Africa, all identified as high-risk regions.

Our Chief Executive is Chairman of the CEO group at the International Alliance for Responsible Drinking (IARD).
As an IARD member, we are committed to delivering positive change, and we are fully aligned with the whole-of-society approach to addressing non-communicable diseases (NCDs), as outlined in the 2018 UN Political Declaration on NCDs.

Providing information to consumers	Addressing underage drinking
DRINKiQ.com, our dedicated responsible drinking website, is available in 25 languages and 38 countries. It gives consumers access to a wide range of training and resources on the effects of drinking.
Our flagship theatre-based ‘Smashed’ education programme informs young people about the dangers of underage drinking.
Our 'Ask, Listen, and Learn' programme in the Caribbean, developed and delivered by the Foundation for Advancing Alcohol Responsibility (FAAR), has been introduced to over 20,000 schools.
Our underage programmes have reached more than 632,000 people in the last two years across 20 countries.

Tackling heavy episodic (or binge) drinking
Labels and packaging also help us reach consumers, and our Diageo Consumer Information Standards provide benchmarks for the mandatory minimum information to be included on labels and packaging on all our brands, wherever they are legally permitted.

Brand campaigns and night-time economy city demonstration pilots work with a coalition of partners to reduce alcohol-related problems in entertainment districts. We adopted this approach in Toronto, Dublin, and Cancún in 2019.

Industry collaboration

We worked with our peers to implement the Global Beer, Wine and Spirits Producers' Commitments to reduce harmful drinking from 2013. A final progress report was issued in September 2018 and can be found at www.producerscommitments.org.

Business review (continued)

Responsible marketing

The Diageo Marketing Code (DMC) and Digital Code are our mandatory minimum standards for responsible marketing, and we review them every two years to ensure they represent best practice. We published an updated DMC in July 2019, shortly after the financial year 2019 covered by this Annual Report.

The DMC supports our approach to innovative marketing and the entrepreneurial spirit of our marketers, while at the same time ensuring we stay true to our core values and market responsibly. At the heart of the DMC is our commitment to ensuring all our activities depict and encourage only responsible and moderate drinking, and never target those who are younger than the legal purchase age for alcohol.

Across many of our markets, advertising monitoring and industry bodies publicly report breaches of self-regulatory alcohol marketing codes. We report these in our Annual Report.

This year, a complaint was upheld by Australia’s ABAC Responsible Alcohol Marketing Scheme about an advertisement for Johnnie Walker on the digital TV channel 9Now in November 2018.

The advert appeared during a programme showing the Adelaide Christmas Pageant, and the grounds of the complaint were that this was a children’s programme. While data on viewing of the programme in previous years showed that it was reasonable to expect 75% or more of viewers to be over 18, the ABAC adjudication panel reviewed the programme and concluded that it was primarily focused on families and children. The panel noted that Diageo did not make a specific marketing decision to target the broadcast of the Pageant, but upheld the complaint with the advice that Diageo should take more care in ensuring the ABAC placement rules are satisfied. We have since worked with all free-to-air broadcast partners to implement further content categorisation, and the broadcasters have created a new ‘family’ category of content.

Complaints about advertising upheld by industry bodies that report publicly(i)

Country	Body	Industry complaints upheld	Complaints upheld about Diageo brands
Australia	ABAC Scheme	16	1
Ireland	Advertising Standards Authority for Ireland (ASAI)	1	0
United Kingdom	The Portman Group	11	0
	Advertising Standards Authority (ASA)	4	0
United States	Distilled Spirits Council of the United States (DISCUS)	1	0

(i) From 1 July 2018 to 30 June 2019

Spotlight
Sometimes less is more: Guinness Clear

Made to a time-honoured recipe, 100% H2O, and available from all good taps, nationwide: Guinness Clear.

Our Guinness Clear initiative took a fresh approach to an important issue – raising awareness of the effects alcohol has on the body and encouraging moderate drinking. It brought together some of the most famous names in sport to highlight the importance of staying hydrated and in control – and it was a core pillar of one of our biggest and most exciting campaigns of 2019.

As title sponsor of the Guinness Six Nations Rugby Championship, and Official Sponsor of the Women’s Six Nations Championship, we knew we had a platform to reach the millions of people engaged by Europe’s premier international rugby tournaments.

We used a significant proportion of our marketing investment to encourage adult fans to drink responsibly. Launched with a 30-second television ad that went on to win a Gold award at the Cannes Lions festival, Guinness Clear had a prominent presence at stadiums, including through teams giving water to fans. It reached over 21 million people in the UK and Ireland.

Business review (continued)

The campaign was a perfect example of our approach. Put simply, we do not see marketing campaigns and responsible drinking campaigns as two separate channels. We invest significant time and money in training our marketers so that all our campaigns deliver responsible drinking messages – because we believe it is both socially and commercially essential for consumers to 'drink better, not more'.

Building thriving communities

Supporting the communities where we live, work, source and sell allows us to strengthen our business while increasing our positive social impact. We aim to promote inclusive growth by embedding and advancing human rights throughout our business, fostering sustainable and inclusive value chains, and delivering programmes that enhance skills and opportunities and empower women.

Our principles

We do not tolerate discrimination, harassment, bullying or abuse; we comply with wage and working time laws; we respect our employees’ decisions to join or not join a trade union; and we do not tolerate forced labour. Our Modern Slavery Statement describes our activities to prevent slavery and human trafficking in our business operations and supply chain in line with the UK Modern Slavery Act 2015 and the California Transparency in Supply Chains Act 2010. The statement and further details of our policies are available on www.diageo.com.

Respecting human rights throughout our business

Diageo is built on long-term relationships of trust and shared value, underpinned by respect for human rights. We aim to embed respect for human rights into the way we do business in every country and function. We have a well-developed policy framework that addresses human rights and our commitment to integrity, and this year we refreshed the human rights elements of our Code of Business Conduct, which we will launch next financial year.

Respect for human rights also informs the core principles of our supplier code, Partnering with Suppliers. Our commitments apply throughout our entire value chain – we will not work with anyone who does not align with these standards.

We have been signatories to the UN Guiding Principles on Business and Human Rights (UNGP) since 2014. We continue to embed human rights in line with the UNGP, using our comprehensive human rights impact assessment (HRIA) process, which considers our entire value chain. Based on localised risk assessments, we develop mitigation plans for addressing specific human rights risks in order to strengthen our processes and prevent risks arising.

We have identified three external risks as particularly salient to our business: labour rights, including the risk of child labour, especially in agricultural supply networks; labour standards for contract workers; and sexual harassment in the hospitality sector.

We have responded to these risks in a number of ways, such as awareness programmes focused on child protection. As part of this work, in 2018, we developed and rolled out training for a variety of internal and external stakeholders including, in some countries, selected suppliers and aggregators. This year, we commissioned an independent study into contracted labour, which we will use to develop key mitigation strategies for next year and beyond. We also developed new standards and training aimed at protecting brand promotion teams from harassment.

“Through the roll-out of comprehensive human rights assessments across its value chain worldwide, Diageo is able to address its human rights impacts and identify where it can further promote the advancement of human rights in the industry. As we work with companies to embed human rights as part of their business strategy, we see opportunities for companies to support systematic respect for human rights in the communities in which they operate.”

Aron Cramer
President and CEO, BSR

Business review (continued)

Target: Act in accordance with the UN Guiding Principles on Business and Human Rights.

KPI: Number of markets in which we have carried out human rights assessments (HRIAs).

Progress: We aim to conduct HRIAs in all markets by 2020. This year, we finalised HRIAs in South Africa and Nigeria, bringing our total since 2015 to 14. Both markets have developed action plans to address specific salient risks. The findings of our HRIAs since 2015 have informed the work to address salient risks, described on page 93.

Creating impact in our supply chains

We rely on resilient, thriving supply chains for the raw materials in our brands. Collaborating with our suppliers also provides a vital opportunity for us to contribute to sustainable development and the UN SDGs. We aim to build our suppliers’ capabilities while advancing respect for human rights, so they can be our partners in providing responsibly- sourced goods and services, and to source locally where appropriate.

Our Partnering with Suppliers standard sets out the minimum social, ethical and environmental standards we require suppliers to follow as part of their contract with us, and sets targets for our long-term partners to improve.

We also work through SEDEX, a not-for-profit organisation that allows suppliers to share assessments and audits of ethical and responsible practices with multiple customers, and AIM-PROGRESS, a forum of leading consumer goods companies which promotes responsible sourcing and sustainable supply chains. These platforms allow us to work with suppliers to create action plans that address areas for improvement.

Target: Deliver our responsible sourcing commitments with suppliers to improve labour standards and human rights in our supply chains.

KPI: % of potential high-risk supplier sites audited.

Progress: This year,1,260 of our supplier sites assessed as a potential risk completed a SEDEX self-assessment. Of these, 413 were assessed as a potential high risk, with 89% independently audited over the past three years. Of these audits, we commissioned 224 and143 came through SEDEX or AIM-PROGRESS mutual recognition audits. 146 audits were conducted in the past year.

Focus on sustainable agriculture

We have a Building Sustainable Supply Chains strategy supported by our Sustainable Agriculture Guidelines (SAG). These set out the agriculture-specific standards we expect of suppliers of raw materials, and how suppliers should work towards sustainable farming. These include treating farmers and workers fairly, reducing negative environmental impacts while protecting natural resources, and supporting wider economic benefits for farming communities. Both documents are published on www.diageo.com.

Wherever we work, we aim to promote sustainable agricultural practices that meet our standards, while avoiding process duplication for our suppliers.

Driving progress through Farm Sustainability Assessments

We use the Sustainable Agriculture Initiative (SAI) Platform’s Farm Sustainability Assessment (FSA) tool. In 2018 we set the minimum compliance level to meet our SAG requirements as FSA Bronze – a level which must be verified through third party assurance, either directly, or using a benchmarked standard.

More than 80 global, regional, company or crop-specific standards have now been benchmarked against the FSA, so suppliers that already comply with an equivalent scheme can demonstrate that they meet our requirements.

We hold ourselves to the same standards. This year, for example, our agricultural team in Mexico assessed our own practices against FSA. After implementing an action plan to address gaps, our practices were independently verified as 100% FSA Gold, and Don Julio Agavera has been issued with an FSA Gold attestation.

Business review (continued)

Partnering with farmers

We also work directly with suppliers at farm level to help them meet our standards. This year in Turkey, for example, we began a project intended to help small-scale aniseed farmers build their climate resilience and improve their livelihoods, including through providing inputs and commissioning research into the best seeds to improve yields. In Africa, where our longstanding connection with farmers has resulted in some of our most developed programmes, we continued to support groups of smallholder farmers through a selection of training, access to seeds and fertilisers, access to capital through micro-loans, and engagement with NGOs and other stakeholders to build financial resilience.

Target: Source 80% of our agricultural raw materials locally in Africa by 2020.

KPI: % of agricultural raw materials sourced locally in Africa.

Progress toward 2020: We sourced 82% of agricultural materials locally within Africa for use by our African markets, compared with 78% last year. We support this target through a range of farmer capacity-building programmes, described above.

Target: Establish partnerships with farmers to develop sustainable agricultural supplies of key raw materials.

KPI: Numbers of smallholder farmers supported.

Progress toward 2020: We support more than 72,000 farmers in Africa. We buy from a further 39,000 farmers. Our work with farmers is described in 'Partnering with farmers', above.

Global raw materials(i) by volume
(Total – 1.5 million tonnes)

●	Barley(ii)	38%	●	Agave	5%
●	Wheat	13%	●	Grapes	5%
●	Maize	12%	●	Rice	2%
●	Molasses	9%	●	Raisins	1%
●	Sorghum	7%	●	Dairy	1%
●	Sugar	6%	●	Rye	1%

(i)
Figures represent raw materials we buy directly, and exclude raw materials used to make the neutral spirit we purchase. Other global raw materials (including aniseed, cassava and hops) are less than 0.5% of the total.

(ii)	Includes malted barley.

Business review (continued)

Empowering communities where we live, work, source and sell

Our distilleries and breweries are at the heart of their communities. Through our full value chain, from grain to glass, we are connected to many more. We are committed to programmes that support the communities around us while at the same time strengthening the commercial aims and sustainability ambitions of our core business. This year Diageo invested £12.6 million or 0.3% (2018 – 0.3%) of operating profit in community initiatives.

“We all have a role to play in creating a fairer, more sustainable world, and businesses are crucial in bringing about change on a global scale, benefiting people, planet and profit. Diageo has successfully developed a model that allows them to create a thriving business while also helping improve access to clean water, decent toilets and good hygiene across the world.”

Tim Wainwright
Chief Executive, WaterAid UK

Target: Our community programmes enable those who live and work in our communities, particularly women, to have the skills and resources to build a better future for themselves. We will evaluate and report on the tangible impacts of our programmes.

KPI: Number of women empowered by our programmes.	KPI: Number of people reached through skills and empowerment programmes.	KPI: Number of people reached through Water of Life programmes.
Progress

Women’s empowerment is a priority everywhere we work. We know that every value chain contains barriers to women's equal participation, and that removing these barriers is essential to unlocking the wider economic growth on which a business like ours depends.
As well as aiming to build a truly inclusive and diverse business (see Our People on page 106), our programmes aim to address the root causes of inequality through a combination of research, community programmes and advocacy. We are working in a global partnership for women’s empowerment with the NGO CARE International UK.
To date, our programmes have empowered more than 400,000 women with access to training and skills.

Progress

Skills development programmes help people in communities around the world overcome barriers and build skills that enhance their employability and help them advance in their careers, while strengthening our value chain. Our largest global programme, Learning for Life, which focuses on hospitality, retail and entrepreneurship, has reached more than 140,000 people since its launch in 2008, with typically more than 70% gaining permanent jobs. Through our range of skills programmes, we helped more than 10,300 people around the world this year.

Progress

Water of Life helps build thriving communities by providing access to water, sanitation and hygiene, typically in rural areas that supply our raw materials and support our core business. It has reached more than 10 million people in India and in Africa since 2006, including 232,000 this year.

Spotlight
A holistic approach delivers far more to villages in Cameroon

Guinness has a big presence in Cameroon – and we see ourselves as both part of and an important contributor to local communities. Our Water of Life programme has already brought clean water to a number of communities in Cameroon, and this year we brought it to 15,000 people living in and around the villages of Moinam and Marouaré. But this latest programme has gone much further than just clean drinking water.

Bringing together the core themes of all our community programmes – WASH (water, sanitation and hygiene), skills development and women’s empowerment – into one holistic approach can achieve far more than a single programme on its own. So, in these two villages, as well as installing borehole wells with manual pumps to provide safe drinking water, we invested in awareness sessions about child labour and positive drinking, and encouraged women to take part in a hygiene session. This session covered menstrual hygiene and, as part of it, we distributed reusable sanitary towels to the girls and young women. Lack of access to sanitary products is a big factor in preventing girls getting an education and women entering employment, so this kind of educational effort is fundamental to women’s empowerment.

Business review (continued)

In May, the community held an official handover ceremony, marking the completion of the project, attended by Andrew Ross, Managing Director of Guinness Cameroun and Astrid Bembone, Regional Sales Manager, Center Region. Ndinga Guiwa Jeremie, Chief of Moinam village, expressed the community’s gratitude for Diageo’s investment, commenting that the clean water had eradicated water-borne diseases, while the awareness programme around positive drinking had helped people make better choices.

●	North America	33%
●	Europe and Turkey, and global functions	31%
●	Asia Pacific	16%
●	Latin America and Caribbean	10%
●	Africa	10%

●	Community aspects of responsible drinking programmes(i)	43%
●	Skills empowerment programmes	27%
●	Brand-led and local community spend(ii)	19%
●	Water of Life programmes	7%
●	Women's empowerment programmes	4%

(i) This is a sub-section of the total responsible drinking budget.
(ii) Category includes cause-related brand campaigns, local market giving and disaster relief.

“At CARE we know that we cannot overcome poverty until all people have equal rights and opportunities. When you empower a girl or a woman, she becomes a catalyst for positive change, whose success benefits everyone around her. Diageo’s value chain approach to tackling the root causes of gender inequality is an example of the kind of inclusive business models that are critical for tackling poverty.”

Laurie Lee
Chief Executive, CARE International UK

Spotlight
Learning for Life and empowering people through skills

We want to create opportunities for people around the world to overcome barriers, boost their skills and build a better life for themselves and their families, and since 2008 our flagship Learning for Life (L4L) programme has been leading the way..

From its origins in our Latin America and Caribbean markets, L4L’s aim of finding talented people and supporting them to reach their full potential now spans more than 40 countries. At its core, L4L focuses on giving people the tools, training and skills they need to succeed in sectors including hospitality, retail, entrepreneurship and bartending.

After over a decade of programmes, L4L is always looking to break new ground. This year, for example, we ran our first ever L4L initiatives in Greece and Italy, while in Ireland we completed the second year of a L4L programme which aims to create opportunities for refugees through skills and education. .

Business review (continued)

L4L is not our only programme to provide skills empowerment opportunities. In Kenya, for example, Project Heshima provides vocational training to thousands of young people and women at risk of consuming or producing illicit brews. In India, our safe drinking 'water ATM' programmes include training for 287 women entrepreneurs so they can maintain and run the facilities.

We are proud that these initiatives have reached around 140,000 people to date, including 10,300 this year alone. We believe that by empowering disadvantaged people through enhanced skills and employability, our programmes support UN Sustainable Development Goal 8, focused on decent work and economic growth. We are sure it makes Diageo stronger - by helping to create thriving communities where we live, work, source and sell.

Reducing our environmental impact

We are a business which relies on the careful stewardship of natural resources for our long-term success. From the fields in which our raw materials are grown, to the water and energy we use to make our brands, we depend on resources that we share with the communities around us – just as we also share the impacts that result from these resources becoming constrained.

Climate change, water scarcity, soil degradation and the loss of biodiversity threaten the prosperity of our communities and the environment, as well as our business. For our own benefit, as well as for the future of those around us, we must use natural resources efficiently across our whole value chain and, wherever possible, have a positive impact on the environment.

This is not new for us – our brands have relied on responsible environmental stewardship for generations. Nonetheless, we need to make sure we keep building on our longstanding commitment to preserving the natural environment, to ensure the continuing viability of the resources and communities that help us create value.

Addressing our most material issues

In 2015 we set ambitious targets for 2020 to reduce our environmental impacts and build resilience in critical areas. We have periodically added new targets to push performance, such as prioritising renewable electricity and addressing plastics. To stretch ourselves and ensure our efforts have a material impact on tackling climate-related issues, many of our targets are absolute, rather than relative reductions. Diageo is part of a pioneering group of companies with approved science-based targets for carbon reduction. In areas such as greenhouse gas emissions or waste to landfill, we believe the most responsible approach is to decouple our impacts from business growth. We report on all our targets in the following pages.

Climate and water: at the heart of our strategy

The need for businesses to act is compelling. We continue to see some of the impacts of climate change and water stress in our supply chain and operations. Drought has affected raw material supplies in Africa, India and Brazil. Hurricanes impacted our business in the Caribbean in 2017, while the extreme summer in Scotland in 2018 led to high water temperatures and the temporary closure of two distilleries. Water availability is inevitably a key consideration in our planning and investments in water-stressed areas.

These impacts reinforce our support for global action on climate change. As members of the UN Global Compact, the CEO Water Mandate and the We Mean Business coalition, we are also making progress on a range of initiatives, including our science-based carbon emissions reduction targets and the elimination of commodity-driven deforestation. To reduce our climate impacts further, we are committed to procuring 100% of our electricity from renewable sources by 2030 and reducing emissions from short-lived climate pollutants such as HFCs.

We also know the importance, both ethical and commercial, of responsible water stewardship. Water is a strategic priority for us and our Water Blueprint provides the framework to reduce our overall impact, especially in sites in water-stressed areas in Africa, India and Brazil, which account for approximately a third of our total production by volume. In 2018 we carried out water risk assessments of all our third party manufacturing sites and identified 18 in water-stressed areas. This year we began working with these sites to better understand their water performance and to roll out our water stewardship toolkit.

Our Water Blueprint is delivered through a four-pillared strategic approach and is driven by our key targets for improving water efficiency in our own and third party operations, replenishing water in water-stressed areas and supporting community water programmes. We continue to advocate for greater collaboration and impact in water management.

Business review (continued)

Understanding the challenges, and looking beyond 2020

We have seen significant, long-term progress against most of our targets. We have reduced absolute greenhouse gas emissions from our direct operations by 44.7% against our 2007 baseline and from our entire supply chain by 27.1%. In the same period, waste to landfill was down by 96.2% and we have improved our water efficiency by 43.8%.

We have made slower progress in some areas, notably the quality of wastewater we discharge and our efforts to reduce the overall weight of our packaging. Although we comply with regulations on wastewater everywhere we operate, for wastewater and packaging the solutions we have explored so far have not produced the improvements in performance we need to meet our stretching 2020 targets. They will continue to be a focus beyond 2020, and in the next two to three years we plan to address them through a range of solutions, including further investments in wastewater treatment.

We remain committed to our 2020 targets and we have identified investments that will help us continue our progress. We have also started work to define our ambition and targets for environmental sustainability beyond 2020, which we will share during the next financial year.

“As the severity of environmental risks to business becomes ever more apparent, companies showing environmental leadership are positioning themselves to provide solutions, seize new market opportunities and thrive in the transition to a sustainable economy. I congratulate Diageo on their inclusion in CDP’s A List for Climate and Water in 2018, and for joining the Supplier Engagement 2018/9 leader board. We need to urgently scale up environmental action at all levels to meet the goals of the Paris Agreement and the UN Sustainable Development Goals.”

Paul Simpson
Chief Executive Officer, CDP

Business review (continued)

Performance against 2020 targets(i)

Water stewardship

2020 target	KPI	2019 Performance	Cumulative performance vs baseline	Projection and progress
Reduce water use through a 50% improvement in water use efficiency	% improvement in litres of water used per litre of packaged product	6.0%	43.8%
We have made significant further progress this year at our sites, driven by continuous improvement and innovation projects in brewing, maltings and distilling operations worldwide.

This year,16,442m3 of water were used for agricultural purposes on land under our operational control. We report this separately from water used in our direct operations.

The volume of water we recycled or reused in our own production was 1,029,305m3, representing 5.2% of total water withdrawals.

Return 100% of wastewater from our operations to the environment safely	% reduction in wastewater polluting power measured in BOD ('000 tonnes)	13.6%	36.0%
While we met all regulatory requirements on wastewater at our sites and have made good progress this year, we recognise we will not achieve our full target by 2020.

Over 80% of our sites have achieved the 2020 target. We are now concentrating on our remaining cluster of sites. As part of a range of solutions, we are planning further investment in wastewater treatment together with the use of new technologies to create value from our by-products.

Replenish the amount of water used in our final product in water-stressed areas	% of water replenished in water-stressed areas (m3)	11.8%	60.5%
This year we replenished 11.8% of the total water used in our final product, and cumulatively 60.5% of the water used in water-stressed locations is now replenished. Significant progress will be required in Nigeria, Ghana and Kenya in 2020 to ensure we achieve our ambitious target.

Equip our suppliers with tools to protect water resources in our most water-stressed locations	% of key suppliers engaged in water management practices	86%
We engaged 128 suppliers to disclose their water management practices through CDP’s Supply Chain Water Programme, with an 86% response rate. We prioritised more than 100 third party operators for more in-depth water risk assessment and support, and have begun mapping site water performance and rolling out our water guidance for the most water stressed.

Business review (continued)

Carbon

2020 target	KPI	2019 Performance	Cumulative performance vs baseline	Projection and progress
Reduce absolute greenhouse gas emissions from direct operations by 50%	% reduction in absolute GHG (kt CO2e)	5.9%	44.7%
We made important progress this year, achieving a 5.9% decrease in carbon emissions. In addition to continuous improvement at our operations and fuel switching, we have purchased energy attribute certificates to support our decarbonisation strategy.

As a signatory to RE100, we aim to source 100% of our electricity from renewable sources by 2030. This year 45.4% of electricity at our production sites came from renewable sources such as wind, hydro and solar (2018 - 18.5%). In the United Kingdom, 100% of our electricity came from renewable sources.

We use the World Resources Institute/World Business Council for Sustainable Development Greenhouse Gas Protocol as a basis for reporting our emissions, and we include all facilities where we have operational control for the full financial year.

Diageo’s total direct and indirect carbon emissions (location/gross) this year were 785,545 tonnes (2018 – 782,294 tonnes), comprising direct emissions (Scope 1) of 620,573 tonnes (2018 – 620,608 tonnes), and indirect (Scope 2) emissions of 164,971 tonnes (2018 – 164,971 tonnes). The intensity ratio for this year was 185 grams per litre packaged (2018 – 186 grams per litre packaged).

Achieve a 30% reduction in absolute greenhouse gas emissions along the total supply chain	% reduction in absolute GHG (kt CO2e)	5.9%	27.1%
Our total supply chain carbon footprint this year was 3.165 million tonnes, a 5.9% improvement and important progress towards our target.

We engaged suppliers directly on measuring and managing their carbon emissions and made further data analysis improvements. This year we received responses from 86% of the 224 suppliers we engaged through the CDP, and 50% of these suppliers reported that they had emissions reduction targets.

Ensure all our new refrigeration equipment in trade is HFC- free, with a reduction in associated greenhouse gas emissions from 2015	% of new equipment sourced HFC-free from 1 July 2015	99.5%		Eliminating HFCs plays a role in reducing our overall carbon footprint. 99.5% of the 48,000 new fridges we have purchased since July 2015 were HFC-free.

Waste

2020 target	KPI	2019 Performance	Cumulative performance vs baseline	Projection and progress
Achieve zero waste to landfill	% reduction in total waste to landfill (tonnes)	75.7%	96.2%
Following a setback in 2018 caused by hurricanes in the Caribbean, we achieved significant progress this year. Over 80% of our sites have now achieved our 2020 target of zero waste to landfill. We continue to focus on our residual volumes and sites.

Business review (continued)

Packaging

2020 target	KPI	2019 Performance	Cumulative performance vs baseline	Projection and progress
Reduce total packaging by 15%, while increasing recycled content to 45% and making 100% of packaging recyclable	% of total packaging by weight	1.4%	10.8%
We made significant progress this year in reducing total packaging by weight, predominantly through initiatives to optimise glass and carton weight in India. However, despite recent improvements, delivery of this target in full will stretch beyond 2020.

	% of recycled content by weight	0%	40.5%
Our commitment to increase recycled content in our packaging, set in 2009, has resulted in a 19% improvement against our baseline. We continue to work with suppliers and other partners to improve recycled content.

We reuse returned glass bottles in parts of our business, but do not currently include them in our reported recycled content data. We are reviewing our reporting boundaries for recycled content so that we can consider including returned glass in our recycled content data from 2020.

	% of recyclable packaging by weight	0%	98.7%
As we approach our target, we are finding challenges in the areas of recycling infrastructure and technology solutions. We plan to carry out a review of the options available in order to achieve the final 1.3% to meet our target.

Sustainably source all of our paper and board packaging to ensure zero net deforestation	% sustainably sourced paper and board packaging	94%
We define sustainably sourced as Forest Stewardship Council (FSC) or Programme for the Endorsement of Forest Certification (PEFC) certified, or recycled fibre. To date we have engaged over 280 suppliers, with 93% responding. Collectively these suppliers have self-reported that 94% of the paper and board packaging they supply meets our sustainable sourcing criteria, and we continue to work with our suppliers to deliver our goal of 100% by 2020.

(i) Baseline year is 2007 except for packaging which is 2009 and water replenishment which is 2015.

Performance against 2025 targets(ii)

Packaging (plastic)

2025 target	KPI	2019 Performance(i)	Cumulative performance vs baseline(i)	Projection and progress
Achieve 40% average recycled content in all plastic bottles (and 100% by 2030)	Tonnes (metric) of recycled content/ total tonnes of plastics used	0.02%	0.02%
In our first year of reporting against this target, we have identified opportunities to increase the use of recycled content in plastic (PET) bottles, particularly in North America. Although only 2% of our packaging is made from plastic (PET), we nonetheless consider this an important target.

Ensure 100% of our plastics will be designed to be recyclable, reusable or compostable in countries where we operate	Tonnes (metric) plastics widely recyclable (or reusable/ compostable)/ total tonnes of plastic used	81%	81%	We continue to work with our suppliers and other partners to remove non-recyclable plastics from our products and to promote better recycling infrastructure in selected markets.

(ii) These targets were introduced in 2018.

Business review (continued)

Understanding and responding to climate-related risks and opportunities

As part of our drive to increase our understanding of the financial aspects of climate-related risks, and in line with the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD), we have carried out Sustainability Value Assessments (SVAs) in three key markets.

Water scarcity is our most material risk, and our SVAs examined the potential impact of climate-related water scarcity over a five- and ten-year horizon.

The insights provided by our SVAs feed into our overall approaches to both water stewardship and climate adaptation. This year, we formed a new cross functional working group, with representatives from our Compliance and Risk, Strategy, Investor Relations, Environment, Procurement, Security, Corporate Relations, and Treasury functions. This group will manage climate risk and provide regular updates to the Executive and Board.

Highlight
Executive oversight of climate risk

David Cutter was appointed Chief Sustainability Officer in November 2018, in addition to his role as President of Global Supply and Procurement. He sits on Diageo’s Executive Committee, and chairs the Executive Environment Working Group.

Highlight
Collaborating on climate adaptation

We share knowledge and expertise through the Beverage Industry Environmental Roundtable (BIER), a technical coalition of leading global beverage companies working together to advance environmental sustainability. We are supporting BIER’s work exploring options to develop a consistent approach to TCFD scenario planning for the beverage sector.

Direct and indirect carbon emissions by weight (1,000 tonnes CO2e)(i),(ii)
(market-/net-based)

●	Direct
●	Indirect

(i)
CO2e figures are calculated using the WRI/WBCSD GHG Protocol guidance available at the beginning of our financial year, the kWh/CO2e conversion factor provided by energy suppliers, the relevant factors to the country of operation, or the International Energy Agency, as applicable.

(ii)
2007 baseline data, and data for each of the intervening years in the period ended 30 June 2018, have been restated where relevant in accordance with the WRI/WBCSD GHG Protocol and Diageo’s environmental reporting methodologies.

Business review (continued)

Spotlight
Working with others to transform recycling

Our long-term commitment is to make our packaging as sustainable as possible at every stage of its life cycle. Increasing our use of recycled materials – and making it as easy as possible for consumers to recycle our packaging after use – is vital to achieving our packaging ambitions, described on page 102.

But with any material, our ability to contribute to a recycling culture is heavily influenced by the available local infrastructure. In some of the places where we operate, consumers have few options to recycle, or none. The only way to change this is to work with others, which makes our partnerships very important.

The Glass is Good initiative in Brazil is a great example. It brings together the entire glass production chain, from glass packaging manufacturers to commercial establishments to major beverage companies, to support the work of local recycling cooperatives. Since 2010, it has enabled 27,000 tonnes of glass to be recycled – equivalent to approximately 50 million one-litre vodka bottles. We are very pleased that this year, other alcohol companies joined us in this effort.

It is this sort of collaborative thinking that we want to expand elsewhere, and to other materials. So in 2019 we co-founded the Africa Plastics Recycling Alliance, which aims to drive collective action by some of the biggest consumer goods businesses to address plastics waste, while creating economic opportunities through better recycling and reprocessing infrastructure. It is early days, but by sharing knowledge, encouraging innovation, and collaborating on technical and other solutions appropriate for Sub-Saharan Africa, we believe we can make a real impact – and ensure that our products are not just enjoyable, but sustainably packaged.

Global packaging materials(i) by volume
(Total – 1.5 million tonnes)

●	Glass	83%	●	Cans	1%
●	Corrugate	7%	●	Other (beverage cartons, labels, sleeves, bags and sachets)	1%
●	Cartons	4%
●	Closures and crowns	2%
●	PET	2%

(i) Excludes promotional materials.

Business review (continued)

Carbon emissions by weight by region (1,000 tonnes CO2e)(i), (ii)

Region	2007	2017	2018	2019
North America	211	50	44	54
Europe and Turkey	399	264	279	233
Africa	271	234	225	225
Latin America and Caribbean	8	15	18	19
Asia Pacific	151	58	49	47
Corporate	20	12	8	8
Diageo (total)	1,060	633	623	586

(i)
CO2e figures are calculated using the WRI/WBCSD GHG Protocol guidance available at the beginning of our financial year, the kWh/CO2e conversion factor provided by energy suppliers, the relevant factors to the country of operation, or the International Energy Agency, as applicable.

(ii)
2007 baseline data, and data for each of the intervening years in the period ended 30 June 2018, have been restated in accordance with the WRI/WBCSD GHG Protocol and Diageo’s environmental reporting methodologies.

Environmental data by region

Water efficiency by region, by year (l/l)(i), (ii)

Region	2007	2017	2018	2019
North America	6.88	5.73	5.55	5.26
Europe and Turkey	7.94	5.78	6.02	5.37
Africa	8.48	4.32	4.28	4.16
Latin America and Caribbean	34.84	3.88	4.66	4.58
Asia Pacific	7.06	4.31	3.64	3.36
Diageo (total)	8.27	4.98	4.94	4.64

Wastewater polluting power by region, by year (BOD/t)(i)

Region	2007	2017	2018	2019
North America	214	240	343	835
Europe and Turkey	22,610	17,617	23,502	18,353
Africa	9,970	183	151	1609
Latin America and Caribbean	10	34	14	10
Asia Pacific	92	64	2	2
Corporate	—	—	1	1
Diageo (total)	32,896	18,138	24,013	20,810
Total under direct control	32,070	17,936	23,751	20,531

(i)
2007 baseline data, and data for each of the intervening years in the period ended 30 June 2018, have been restated where relevant and in accordance with Diageo’s environmental reporting methodologies.

(ii)	In accordance with our environmental reporting methodologies, total water used excludes irrigation water for agricultural purposes on land under the operational control of the company.

Business review (continued)

Total waste to landfill by region (tonnes)(i)

Region	2007	2017	2018	2019
North America	39,857	146	12177	276
Europe and Turkey	19,898	1,252	169	195
Africa	37,062	3,937	3,108	2,545
Latin America and Caribbean	243	379	106	84
Asia Pacific	8,583	380	504	549
Corporate	604	719	461	372
Diageo (total)	106,247	6,813	16,525	4,021

(i) 2007 baseline data, and data for each of the intervening years in the period ended 30 June 2018, have been restated where relevant and in accordance with Diageo’s environmental reporting methodologies.
(ii) In September 2017, damage caused by Hurricane Maria meant that by-products from our distillery in St Croix in the US Virgin Islands, which are usually recycled as animal feed, were diverted to landfill. We took remedial action, including upgrading equipment, to minimise the risk of this reoccurring.

Our people

We aim to create a trusting, respectful and inclusive culture, where people are proud of their work, empowered to succeed, and know that their health, safety and other human rights are respected.

Health and safety

The health, safety and wellbeing of our employees is our highest priority. Our recently revised global Health and Safety strategy aims to take a holistic approach to the wellbeing, as well as the safety, of our people. Our global Zero Harm programme is designed to ensure that everyone goes home safe and healthy, every day – and it has driven industry-leading progress.

This year, we exceeded our 2020 target of achieving less than one lost-time accident (LTA) per 1,000 employees, and no fatalities, for the second consecutive year. In 18 markets, we operated without any LTAs for the year.

We are proud of this progress, but we know that there is no acceptable level of accidents, and we want to continue to drive our performance. We have started to adopt a new primary safety KPI, total recordable accidents (TRA). This gives us a broader lens on different types of incidents and means we can apply the same rigorous root cause investigations to them, giving us a greater ability to predict and prevent more serious accidents. We are also starting to adopt more advanced technology systems, which will help us gather richer health and safety data insights. We are confident these changes will help the business achieve further step-changes in performance and create an even stronger Zero Harm culture. Our ambition is to develop a new health and safety target using a leading indicator by 2025, but in the shorter term we will report on the new TRA metric from next year.

Sustaining and improving our best practice culture and growing our people’s capabilities continue to be core areas of focus. We aim to ensure these are embedded across all areas of our organisation, from supply sites to office and commercial team environments. We are also working to ensure our third party operations are aligned with our Zero Harm values.

Target:	Keep our people safe by achieving less than one lost-time accident (LTA) per 1,000 employees and no fatalities.

KPI:	Number of LTAs; number of fatalities.

Progress:
There were 0.98 LTAs per 1,000 employees this year, compared with 1.00 in 2018. This is the second year we have met our 2020 target of less than one LTA per 1,000 employees. From next year we will report on total recordable accidents as a new KPI (see above).

Business review (continued)

Lost-time accident frequency rate per 1,000 full-time employees(i)

Region	2014	2015	2016	2017	2018	2019
North America	0.84	1.83	0.37	0.7	0.0	1.76
Europe and Turkey	2.08	2.51	1.28	1.46	1.58	1.00
Africa	0.56	1.2	0.77	1.26	1.35	1.19
Latin America and Caribbean	4.7	0.66	2.27	1.79	0.36	1.13
Asia Pacific	1.62	1.21	2.01	0.81	0.66	0.57
Diageo (total)	1.66	1.66	1.44	1.14	1.00	0.98

(i)	Number of accidents per 1,000 employees and directly supervised contractors resulting in time lost from work of one calendar day or more.

Number of days lost to accidents per 1,000 full-time employees(i)

Number of days lost to accidents per 1,000 full-time employees	2014	2015	2016	2017	2018	2019
Diageo total	49.7	89.4	57	36	45	67.3

Fatalities	2014	2015	2016	2017	2018	2019
Diageo total	1	1	1	1	0	0
(i) While the number of lost-time accidents decreased this year, the severity of the injuries sustained unfortunately increased. The introduction of our new total recordable accident metric will ensure more accidents will be investigated with the same rigour as lost-time accidents, helping to prevent more serious injuries in the future.

Inclusive, diverse, and high-performing culture

Celebrating our inclusive and diverse culture is core to our purpose, and maintaining and growing that culture is a critical business priority. Everyone should have the freedom to succeed, irrespective of their gender, race, religion, disability, age or sexual orientation. We firmly believe that an inclusive and diverse business is a better place to work – and a better-performing business. As just one example of our commitment, in 2019 we were proud to sign the BITC Race at Work Charter, a new initiative designed to improve outcomes for black, Asian and minority ethnic (BAME) employees in the UK, by providing practical help to tackle racial barriers in the workplace.

This year, we continued to develop our policy framework to make sure we give people the opportunity to be the best they can be. In Europe, our new Dignity at Work policy is helping to build a culture where everyone feels free and comfortable to discuss anything that has an impact on their health, safety, wellbeing, or ability to do their job effectively. The policy is available in 11 languages, and our new eLearning course is mandatory for all employees and new starters. In May 2019, we announced our new Family Leave Policy, which supports employees through global standards (see highlight below).

Highlight
Tackling the barriers to career progression: our industry-leading Family Leave Policy

From May 2019, we began rolling out our global family leave policy, which provides fully-paid 26-week maternity leave for all female employees, and a global minimum standard of four weeks paternity leave on full rate of pay in all markets. Since April 2019, parents employed by Diageo in the UK have been eligible for the same fully-paid 26 weeks' leave, retaining benefits and bonuses regardless of gender and sexual orientation, whether they become parents biologically, via surrogacy or by adoption. A range of other markets have either moved, or are moving, to a standard of 26 weeks' fully-paid paternity leave.

Business review (continued)

Target:	Build diversity, with 35%(i) of leadership positions held by women by 2020 (40% by 2025) and measures implemented to help female employees attain and develop in leadership roles.

KPI:	% of leadership positions held by women

Progress:	This year, 36% of leadership roles were held by women. At the most senior level, 44% of our Board members and 40% of our Executive Committee members are women.

(i) We increased the target from 30% to 35% in 2017.

At the same time, we have continued our drive to make our business more diverse, and more gender equal. We want to be the employer of choice for women in the UK, and globally we are focusing on developing a strong pipeline of female talent for all roles. Currently, 40% of our Executive Committee and 44% of our Board are women. Women currently hold more than 36% of leadership positions, and each of our 21 markets has a strategy in place to foster greater inclusion and diversity. We also seek to promote inclusion, gender balance and equality through our brands and programmes.

Engaged, empowered, and proud of what we do

We want our people to be the ‘best they can be’. That means working to make sure they are engaged and empowered, so they can be passionate about our strategy, connected to our values and purpose, and motivated to perform at their best as advocates of our brands.

Communications and leadership interventions across the business bring our strategy and purpose to life for employees throughout the year, while a range of campaigns also engage employees on their part in promoting positive drinking. We have a framework of clear policies, competitive reward programmes, coaching and development, and health and wellbeing initiatives, to make sure our people have the opportunity to develop themselves, and their performance.

We report employee engagement on page 28 as one of the overarching KPIs that measure the progress of our business. We use our annual Your Voice survey to help us understand how engaged employees are, as well as to listen to their feedback on the business - and this year we enhanced the survey to give employees more opportunities to make their voices heard. This year's results show that engagement remains high, and employee satisfaction has increased. Most employees have a favourable view of Diageo's culture and a strong relationship with their line manager.

Target:	Increase employee engagement to 80%, becoming a top quartile performer on measures such as employee satisfaction, pride and loyalty.

KPI:	Employee satisfaction, loyalty, advocacy and pride, measured through our Values Survey.(i)

Progress:
94% of our people participated in our annual Your Voice survey (22,615 of the 24,129 invited).
75% identified themselves as being engaged, compared to 76% last year. This remains a strong engagement score, on a par with best-in-class benchmarks. 89% said they were proud to work for Diageo, and 77% agreed with the statement “I am extremely satisfied with Diageo as a place to work”.

(i) In 2019 we introduced Your Voice, an enhanced survey to capture deeper insights into employee experiences of working for Diageo.

Business review (continued)

Average number of employees by region by gender(i)

Region	Men	%	Women	%	Total
North America	1,667	61	1,080	39	2,747
Europe and Turkey	6,337	60	4,158	40	10,495
Africa	3,167	74	1,103	26	4,270
Latin America and Caribbean	1,594	64	899	36	2,493
Asia Pacific	6,345	75	2,070	25	8,415
Diageo (total)	19,110	67	9,310	33	28,420

Average number of employees by role by gender

Role	Men	%	Women	%	Total
Senior Manager(ii)	361	64	205	36	566
Line Manager(iii)	2,373	69	1,072	31	3,445
Supervised employee(iv)	16,376	67	8,033	33	24,409
Diageo (total)	19,110	67	9,310	33	28,420

New hires by region by gender(i)

Region	Men	Women	Total	% of headcount
North America	249	125	374	13.6
Europe and Turkey	660	642	1,302	12.4
Africa	280	166	446	10.4
Latin America and Caribbean	296	183	479	19.2
Asia Pacific	525	375	900	10.7
Diageo (total)	2,010	1,491	3,501	12.3
Percentage of total new hires	57.4%	42.6%

Leavers by region by gender(i)

Region	Men	Women	Total	% of headcount
North America	299	198	497	18.1
Europe and Turkey	880	803	1,683	16.0
Africa	438	175	613	14.4
Latin America and Caribbean	228	186	414	16.6
Asia Pacific	1,219	379	1,598	19.0
Diageo (total)	3,064	1,741	4,805	16.9
Percentage of total leavers	63.8%	36.2%

(i) Employees have been allocated to the region in which they reside.
(ii) Top leadership position in Diageo, excluding Executive Committee.
(iii) All Diageo employees (non-senior managers) with one or more direct reports.
(iv) All Diageo employees (non-senior managers) who have no direct reports.

For more information please see the Sustainability & Responsibility Performance Addendum 2019 which contains detailed disclosures against the GRI Standards, the UN Global Compact and the Sustainability Accounting Standards Board.

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

It is not possible to reconcile the forecast tax rate before exceptional items and forecast organic operating profit increases to the most comparable GAAP measures as it is not possible to predict, with reasonable certainty, the future impact of changes in exchange rates, acquisitions and disposals and potential exceptional items.

Volume

Volume is a non-GAAP measure that is measured on an equivalent units basis to nine-litre cases of spirits. An equivalent unit represents one nine-litre case of spirits, which is approximately 272 servings. A serving comprises 33ml of spirits, 165ml of wine, or 330ml of ready to drink or beer. Therefore, to convert volume of products other than spirits to equivalent units, the following guide has been used: beer in hectolitres, divide by 0.9; wine in nine-litre cases, divide by five; ready to drink in nine-litre cases, divide by 10; and certain pre-mixed products that are classified as ready to drink in nine-litre cases, divide by ten.

Organic movements

In the discussion of the performance of the business, 'organic' information is presented using pounds sterling amounts on a constant currency basis excluding the impact of exceptional items and acquisitions and disposals. Organic measures enable users to focus on the performance of the business which is common to both years and which represents those measures that local managers are most directly able to influence.

Calculation of organic movements

The organic movement percentage is the amount in the row titled ‘Organic movement’ in the tables below, expressed as a percentage of the amount in the row titled ‘2018 adjusted’. Organic operating margin is calculated by dividing operating profit before exceptional items by net sales after excluding the impact of exchange rate movements and acquisitions and disposals.

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

In addition, as part of acquisitions and disposals in the reconciliation for operating profit before exceptional items in the year ended 30 June 2019, there is a charge of £15 million in respect of an increase in the contingent consideration payable to the former owners of the Casamigos brand which was acquired in August 2017.

Business review (continued)

(c) Exceptional items

Exceptional items are those that in management’s judgement need to be disclosed by virtue of their size and/or nature. Such items are included within the income statement caption to which they relate, and are separately disclosed in the notes to the consolidated financial statements, and are excluded from the organic movement calculations.

Exceptional operating items are those that are considered to be material and/or unusual or non recurring in nature and are part of the operating activities of the group such as impairments of fixed assets, indirect tax settlements, property disposals and changes in post employment plans.

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

Exceptional current and deferred tax items comprising material unusual non recurring items that impact taxation, such as direct tax provisions and settlements in respect of prior years and the remeasurement of deferred tax assets and liabilities following tax rate changes.

It is believed that separate disclosure of exceptional items and the classification between operating and non-operating further helps investors to understand the performance of the group.

Organic movement calculations for the year ended 30 June 2019 were as follows:

	North America million	Europe and Turkey million	Africa million	Latin America and Caribbean million	Asia Pacific million	Corporate million	Total million
Volume (equivalent units)
2018 reported	48.2	46.3	33.2	22.2	90.5	—	240.4
Disposals(iv)	(2.7)	(0.1)	—	—	(0.1)	—	(2.9)
2018 adjusted	45.5	46.2	33.2	22.2	90.4	—	237.5
Disposals(iv)	2.8	0.1	—	—	—	—	2.9
Organic movement	1.1	(0.9)	0.4	0.2	4.7	—	5.5
2019 reported	49.4	45.4	33.6	22.4	95.1	—	245.9
Organic movement %	2	(2)	1	1	5	—	2
	North America £ million	Europe and Turkey £ million	Africa £ million	Latin America and Caribbean £ million	Asia Pacific £ million	Corporate £ million	Total £ million
Sales
2018 reported	4,671	5,232	2,083	1,352	5,042	52	18,432
Exchange(i)	200	(291)	12	(35)	(120)	—	(234)
Disposals(iv)	(185)	(7)	(4)	(1)	(10)	—	(207)
2018 adjusted	4,686	4,934	2,091	1,316	4,912	52	17,991
Acquisitions and disposals(iv)	139	3	2	1	1	—	146
Organic movement	249	195	142	127	443	1	1,157
2019 reported	5,074	5,132	2,235	1,444	5,356	53	19,294
Organic movement %	5	4	7	10	9	2	6

Business review (continued)

	North America £ million	Europe and Turkey £ million	Africa £ million	Latin America and Caribbean £ million	Asia Pacific £ million	Corporate £ million	Total £ million
Net sales
2018 reported	4,116	2,932	1,491	1,069	2,503	52	12,163
Exchange(ii)	176	(95)	8	(29)	(36)	—	24
Disposals(iv)	(143)	(3)	(3)	(1)	(6)	—	(156)
2018 adjusted	4,149	2,834	1,496	1,039	2,461	52	12,031
Acquisitions and disposals(iv)	95	1	1	1	1	—	99
Organic movement	216	104	100	90	226	1	737
2019 reported	4,460	2,939	1,597	1,130	2,688	53	12,867
Organic movement %	5	4	7	9	9	2	6
Marketing
2018 reported	662	474	158	196	388	4	1,882
Exchange	24	(10)	1	(7)	(3)	—	5
Reclassification(iii)	—	—	10	—	—	—	10
Disposals(iv)	(1)	—	—	—	—	—	(1)
2018 adjusted	685	464	169	189	385	4	1,896
Acquisitions and disposals(iv)	2	—	—	—	—	—	2
Organic movement	75	26	5	12	27	(1)	144
2019 reported	762	490	174	201	412	3	2,042
Organic movement %	11	6	3	6	7	(25)	8
Operating profit before exceptional items
2018 reported	1,882	1,028	191	308	568	(158)	3,819
Exchange(ii)	74	(35)	(6)	(2)	(6)	—	25
Acquisitions and disposals(iv)	(90)	(2)	(2)	—	(2)	—	(96)
2018 adjusted	1,866	991	183	306	560	(158)	3,748
Acquisitions and disposals(iv)	30	1	1	—	—	—	32
Organic movement	52	22	91	59	143	(31)	336
2019 reported	1,948	1,014	275	365	703	(189)	4,116
Organic movement %	3	2	50	19	26	(20)	9
Organic operating margin %
2019	43.9%	34.5%	17.2%	32.3%	26.2%	n/a	32.0%
2018	45.0%	35.0%	12.2%	29.5%	22.8%	n/a	31.2%
Margin improvement / (decline) (bps)	(103)	(49)	494	288	341	n/a	83

(1)	For the reconciliation of sales to net sales see page 55.

(2)	Percentages and margin improvement are calculated on rounded figures.

Notes: Information in respect of the organic movement calculations

(i)
The exchange adjustments for sales are principally in respect of the strengthening of sterling against the Turkish lira, Indian rupee and the Australian dollar, partially offset by the weakening of sterling against the US dollar, the euro and the Kenyan shilling.

(ii)
The exchange adjustments for net sales and operating profit are principally in respect of the weakening of sterling against the US dollar, the euro and the Kenyan shilling, partially offset by strengthening of sterling against the Turkish lira, Indian rupee and the Australian dollar.

(iii)	For the year ended 30 June 2018 marketing costs of £10 million in South Africa have been reclassified from overheads to marketing.

(iv)	In the year ended 30 June 2019 the acquisitions and disposals that affected volume, sales, net sales, marketing and operating profit were as follows:

Business review (continued)

Acquisitions

	Volume equ. units million	Sales £ million	Net sales £ million	Marketing £ million	Operating profit £ million
Year ended 30 June 2018
Acquisitions
Transaction costs	—	—	—	—	4
	—	—	—	—	4
Disposals
Portfolio of 19 brands	(2.8)	(199)	(153)	(1)	(99)
Nepal	(0.1)	(8)	(3)	—	(1)
	(2.9)	(207)	(156)	(1)	(100)

Acquisitions and disposals	(2.9)	(207)	(156)	(1)	(96)
Year ended 30 June 2019
Acquisitions
Casamigos	—	11	10	1	3
Change in contingent consideration	—	—	—	—	(15)
	—	11	10	1	(12)
Disposals
Portfolio of 19 brands	2.9	135	89	1	44
	2.9	135	89	1	44

Acquisitions and disposals	2.9	146	99	2	32

The group will change its method of calculating the exchange impact used to calculate organic growth in its results for the year ending 30 June 2020. The exchange row will represent the impact of restating the current year at prior year exchange rates rather than the method used presently of restating the prior year results to current year exchange rates. The change will simplify our processes aligning management and organic reporting and will be more consistent with how Diageo’s peer group report. The change is not expected to materially impact reported organic percentage movements. A restatement of prior year results under the new methodology will be published later in the calendar year.

Business review (continued)

Earnings per share before exceptional items

Earnings per share before exceptional items is calculated by dividing profit attributable to equity shareholders of the parent company before exceptional items by the weighted average number of shares in issue.

Earnings per share before exceptional items for the year ended 30 June 2019 and 30 June 2018 are set out in the table below.

	2019 £ million	2018 £ million
Profit attributable to equity shareholders of the parent company	3,160	3,022
Exceptional operating and non-operating items attributable to equity shareholders of the parent company	(61)	128
Exceptional taxation charges / (benefits) attributable to equity shareholders of the parent company	36	(190)
Tax in respect of exceptional operating and non-operating items attributable to equity shareholders of the parent company	29	(13)
	3,164	2,947
Weighted average number of shares	million	million
Shares in issue excluding own shares	2,418	2,484
Dilutive potential ordinary shares	10	11
	2,428	2,495
	pence	pence
Basic earnings per share before exceptional items	130.8	118.6
Diluted earnings per share before exceptional items	130.3	118.1

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

Free cash flow reconciliations for the years ended 30 June 2019 and 30 June 2018 are set out in the table below:

	2019 £ million	2018 £ million
Net cash inflow from operating activities	3,248	3,084
Disposal of property, plant and equipment and computer software	32	40
Purchase of property, plant and equipment and computer software	(671)	(584)
Movements in loans and other investments	(1)	(17)
Free cash flow	2,608	2,523

Business review (continued)

Return on average total invested capital

Return on average total invested capital is used by management to assess the return obtained from the group’s asset base and is calculated to aid evaluation of the performance of the business.

The profit used in assessing the return on average total invested capital reflects operating profit before exceptional items attributable to the equity shareholders of the parent company plus share of after tax results of associates and joint ventures after applying the tax rate before exceptional items for the year. Average total invested capital is calculated using the average derived from the consolidated balance sheets at the beginning, middle and end of the year. Average capital employed comprises average net assets attributable to equity shareholders of the parent company for the year, excluding post employment benefit net assets/liabilities (net of deferred tax) and average net borrowings. This average capital employed is then aggregated with the average restructuring and integration costs net of tax, and goodwill written off to reserves at 1 July 2004, the date of transition to IFRS, to obtain the average total invested capital.

Calculations for the return on average total invested capital for the year ended 30 June 2019 and 30 June 2018 are set out in the table below.

	2019 £ million	2018 £ million
Operating profit	4,042	3,691
Exceptional operating items	74	128
Profit before exceptional operating items attributable to non-controlling interests	(151)	(122)
Share of after tax results of associates and joint ventures	312	309
Tax at the tax rate before exceptional items of 20.6% (2018 – 20.7%)	(881)	(829)
	3,396	3,177
Average net assets (excluding net post employment assets/liabilities)	10,847	12,067
Average non-controlling interests	(1,776)	(1,749)
Average net borrowings	10,240	8,727
Average integration and restructuring costs (net of tax)	1,639	1,639
Goodwill at 1 July 2004	1,562	1,562
Average total invested capital	22,512	22,246
Return on average total invested capital	15.1%	14.3%

Business review (continued)

Net borrowings to earnings before exceptional operating items, interest, tax, depreciation, amortisation and impairment (adjusted EBITDA)

Diageo manages its capital structure to achieve capital efficiency, provide flexibility to invest through the economic cycle and give efficient access to debt markets at attractive cost levels. The group regularly assesses its debt and equity capital levels to enhance its capital structure by reviewing the ratio of adjusted net borrowings to adjusted EBITDA.

Calculations for the ratio of adjusted net borrowings to adjusted EBITDA for the year ended 30 June 2019 and 30 June 2018 are set out in the table below.

	2019 £ million	2018 £ million
Borrowings due within one year	1,959	1,828
Borrowings due after one year	10,596	8,074
Fair value of foreign currency derivatives and interest rate hedging instruments	(474)	(92)
Finance lease liabilities	128	155
Less: Cash and cash equivalents	(932)	(874)
Net borrowings	11,277	9,091
Post employment benefit liabilities before tax	846	872
Adjusted net borrowings	12,123	9,963
Profit for the year	3,337	3,144
Taxation	898	596
Net finance charges	263	260
Non-operating items	(144)	—
Exceptional operating items	74	128
Depreciation, amortisation and impairment (excluding exceptional items)	374	368
Adjusted EBITDA	4,802	4,496
Adjusted net borrowings to adjusted EBITDA (x)	2.5	2.2

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

The tax rates from operations before exceptional and after exceptional items for the year ended 30 June 2019 and year ended 30 June 2018 are set out in the table below:

	2019 £ million	2018 £ million
Tax before exceptional items (a)	859	799
Tax in respect of exceptional items	29	(13)
Exceptional tax charge/(credit)	10	(190)
Taxation on profit (b)	898	596
Profit from operations before taxation and exceptional items (c)	4,174	3,868
Non-operating items	144	—
Exceptional finance charges	(9)	—
Exceptional operating items	(74)	(128)
Profit before taxation (d)	4,235	3,740
Tax rate before exceptional items (a/c)	20.6%	20.7%
Tax rate from operations after exceptional items (b/d)	21.2%	15.9%

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

References to reserve brands include, but are not limited to, Johnnie Walker Blue Label, Johnnie Walker Green Label, Johnnie Walker Gold Label Reserve, Johnnie Walker Aged 18 Years, John Walker & Sons Collection, Johnnie Walker The Gold Route, Johnnie Walker The Royal Route and other Johnnie Walker super premium brands; Roe & Co; The Singleton, Cardhu, Talisker, Lagavulin and other malt brands; Buchanan’s Special Reserve, Buchanan’s Red Seal; Bulleit Bourbon, Bulleit Rye; Tanqueray No. TEN, Tanqueray Malacca Gin; Cîroc, Ketel One vodka; Don Julio, Casamigos, Zacapa, Bundaberg SDlx, Shui Jing Fang, Jinzu gin, Haig Club whisky, Orphan Barrel whiskey and DeLeón Tequila.

References to global giants include the following brand families: Johnnie Walker, Smirnoff, Captain Morgan, Baileys, Tanqueray and Guinness. Local stars spirits include Buchanan’s, Bundaberg, Crown Royal, JƐB, McDowell’s, Old Parr, Yenì Raki, Black & White, Shui Jing Fang, Windsor and Ypióca. Global giants and local stars exclude ready to drink and beer except Guinness. References to Shui Jing Fang represent total Chinese white spirits of which Shui Jing Fang is the predominant brand.

References to ready to drink also include ready to serve products, such as pre-mix cans in some markets, and progressive adult beverages in the United States and certain markets supplied by the United States.

References to beer include cider and some non-alcoholic products such as Malta Guinness.

The results of Hop House 13 Lager are included in the Guinness figures.

References to the disposal of a portfolio of 19 brands comprise the following brands that were primarily sold in the United States: Seagram’s VO, Seagram’s 83, Seagram’s Five Star, Popov, Myers’s, Parrot Bay, Yukon Jack, Romana Sambuca, Scoresby, Goldschlager, Relska, Stirrings, The Club, Booth’s, Black Haus, Peligroso, Grind, Piehole and John Begg.

References to the group include Diageo plc and its consolidated subsidiaries.

Governance

Board of Directors and Company Secretary

Javier Ferrán
Chairman 3*
Nationality: Spanish
Appointed Chairman and Chairman of the Nomination Committee: January 2017 (Appointed Chairman Designate and Non-Executive Director: July 2016)
Key strengths: Brings extensive board-level experience from the drinks and consumer products industry, including at chief executive level, and has a wealth of experience in consumer goods through his venture capital activities to draw from in his role as Chairman and leader of the Board
Current external appointments: Non-Executive Director, International Consolidated Airlines Group, S.A., Coca-Cola European Partners plc; Member, Advisory Board of ESADE Business School; Advisor, BlackRock Long Term Private Capital
Previous relevant experience: Non-Executive Director and Senior Independent Director, Associated British Foods plc; President and CEO, Bacardi Limited; Non-Executive Director, SABMiller plc

Ivan Menezes
Chief Executive 2*
Nationality: American/British
Appointed Chief Executive: July 2013 (Appointed Executive Director: July 2012)
Key strengths: Has extensive experience of over 20 years with the Diageo group at operational and leadership levels and the consumer products industry, which brings valuable insight to lead the Group and implement the strategy
Current external appointments: Vice Chairman of the Council, Scotch Whisky Association; Non-Executive Director, Tapestry Inc.; Member of the Global Advisory Board, Kellogg School of Management, Northwestern University; Chairman, Movement to Work; Chair, International Alliance for Responsible Drinking, CEO Group
Previous Diageo roles: Chief Operating Officer; President, North America; Chairman, Diageo Asia Pacific; Chairman, Diageo Latin America and Caribbean; senior management positions, Guinness and then Diageo
Previous relevant experience: marketing and strategy roles, Nestlé, Booz Allen Hamilton Inc. and Whirlpool

Kathryn Mikells
Chief Financial Officer 2
Nationality: American
Appointed Chief Financial Officer and Executive Director: November 2015
Key strengths: Brings skills and experience from finance-based roles to effectively manage the group’s affairs relating to accounting, tax, treasury and investor relations, as well as commercial experience to the Board’s discussions
Current external appointments: Non- Executive Director and Audit Committee Chair, The Hartford Financial Services Group, Inc.; Member of the Main Committee, 100 Group of Finance Directors
Previous relevant experience: Corporate Executive Vice President and Chief Financial Officer, Xerox Corporation; Senior Vice President and Chief Financial Officer, ADT Corporation; Executive Vice President and Chief Financial Officer, Nalco Holding Company; Executive Vice President and CFO, UAL Corporation

Lord Davies of Abersoch
Senior Independent Director 1,3,4
Nationality: British
Appointed Senior Independent Director: October 2011 (Appointed Non-Executive Director: September 2010)
Key strengths: Has extensive commercial board-level experience, including at chief executive and chairman levels, as well as in emerging markets in Africa and Asia-Pacific and governmental matters as a former UK government minister
Current external appointments: Partner and Chairman, Corsair Capital LLC; Chairman, LetterOne Holdings S.A, Lawn Tennis Association Limited; Adviser, Teneo Holdings; Chairman, UK India Business Council, Member of Executive Committee, World Rugby
Previous relevant experience: Minister for Trade, Investment and Small Business for the UK Government; Chairman and Group Chief Executive, Standard Chartered PLC

Governance (continued)

Debra Crew
Non-Executive Director 1,3,4
Nationality: American
Appointed Non-Executive Director: April 2019
Key strengths: Brings wide commercial experience across different consumer products businesses, including at chief executive level and in highly regulated markets
Current external appointments: Non- Executive Director, Stanley Black & Decker, Inc., Newell Brands, Mondelēz International
Previous relevant experience: President and CEO of Reynolds American, Inc; President, PepsiCo North America Nutrition, PepsiCo Americas Beverages, Western Europe Region; various positions with Kraft Foods, Nestlé S.A., and Mars

Susan Kilsby
Non-Executive Director 1,3,4*
Nationality: American/British
Appointed Non-Executive Director: April 2018 (Appointed Chairman of the Remuneration Committee: January 2019)
Key strengths: Brings wide-ranging corporate governance and board-level experience across a number of industries, including a consumer goods sector focus, with particular expertise in mergers and acquisitions, corporate finance and transaction advisory work
Current external appointments: Non-Executive Director, Unilever PLC, Unilever N.V., Fortune Brands Home & Security, Inc., BHP Group Plc, BHP Group Limited; Member, the Takeover Panel
Previous relevant experience: Senior Independent Director, BBA Aviation plc; Chairman, Shire plc, Mergers and Acquisitions EMEA, Credit Suisse; Senior Advisor, Credit Suisse; Non-Executive Director, Goldman Sachs International, Keurig Green Mountain, L’Occitane International, Coca-Cola HBC

Ho KwonPing
Non-Executive Director 1,3,4
Nationality: Singaporean
Appointed Non-Executive Director: October 2012
Key strengths: Brings extensive commercial and entrepreneurial experience of operating in emerging markets, in particular in Asia-Pacific, as well as in various consumer-facing industries such as retail banking, airlines and hospitality
Current external appointments: Executive Chairman and Founder, Banyan Tree Holdings Limited; Chairman, Laguna Resorts & Hotels Public Company Limited (a subsidiary of Banyan Tree Holdings Limited) and Thai Wah Public Company Limited (each such company being owned or ultimately controlled by Ho KwonPing’s family); Chairman of Board of Trustees, Singapore Management University
Previous relevant experience: Member, Global Advisory Board of Moelis & Company; Chairman, MediaCorp Pte. Ltd; Non-Executive Director, Singapore Airlines Limited, Singapore Power Limited and Standard Chartered PLC

Nicola S Mendelsohn
Non-Executive Director 1,3,4
Nationality: British
Appointed Non-Executive Director: September 2014
Key strengths: Has specialist knowledge and understanding of consumer-facing emerging technologies, cyber security and data issues, as well as having wide experience of board and committee level appointments across diverse commercial, governmental and charitable institutions, as well as advisory roles in advertising and production of consumer goods
Current external appointments: Vice President, Facebook EMEA; Co-President, Norwood; Member, Mayor’s Business Advisory Board; Member, HMG Industrial Strategy Council
Previous relevant experience: Executive Chairman, Karmarama; Deputy Chairman, Grey London; Board Director, BBH and Fragrance Foundation; President, Institute of Practitioners in Advertising; Director, Women’s Prize for Fiction; Co-Chair, Creative Industries Council; Board Member, CEW; Trustee, White Ribbon Alliance; Chair of the Corporate Board, Women’s Aid

Alan Stewart
Non-Executive Director 1*,3,4
Nationality: British
Appointed Non-Executive Director: September 2014 (Appointed Chairman of the Audit Committee: January 2017)
Key strengths: Has a strong background in financial, investment banking and commercial matters, with particular expertise in consumer retail industries, as well as board and committee level experience at industry institutions
Current external appointments: Chief Financial Officer, Tesco PLC; Non-Executive Director, Tesco Bank; Member of the Advisory Board, Chartered Institute of Management Accountants; Member of the Main Committee & Chairman of Pension Committee, 100 Group of Finance Directors
Previous relevant experience: Chief Financial Officer, Marks & Spencer, AWAS; Non- Executive Director, Games Workshop plc; Group Finance Director, WH Smith plc; Chief Executive, Thomas Cook UK

Governance (continued)

Siobhán Moriarty
General Counsel & Company Secretary
See page 122 for further details

Departures since 1 July 2018
Peggy Bruzelius and Betsy Holden ceased to be Non-Executive Directors on 20 September 2018.

Key to committees
1. Audit
2. Executive (comprising senior management)
3. Nomination
4. Remuneration
*Chairman of the committee

Board Diversity
As at 30 June 2019

●	Non-Executive Directors	●	0-3 years	●	Female
●	Executive Directors	●	3-6 years	●	Male
●	Non-Executive Chairman	●	6-9 years

Governance (continued)

Executive Committee

David Cutter
President, Global Supply and Procurement
Appointed: July 2014
Nationality: Australian
Previous Diageo roles: Supply Director, International Supply Centre; President, Supply Americas; Supply Director, Asia Pacific
Previous relevant experience: leadership roles, Frito-Lay and SC Johnson
Current external appointments: Member of the Council, Scotch Whisky Association

Sam Fischer
President, Diageo Greater China and Asia
Appointed: September 2014
Nationality: Australian
Previous Diageo roles: Managing Director, Diageo Greater China; Managing Director of South East Asia, Diageo Asia Pacific; General Manager, Diageo IndoChina and Vietnam
Previous relevant experience: Senior management roles across Central Europe and Indochina, Colgate Palmolive

Victoria Frame
Group Strategy Director
Appointed: May 2017
Nationality: British
Previous relevant experience: MD International and Chief Marketing Officer, Barry’s Bootcamp; Partner, Bain & Company; Roles at Marakon Associates and CITI

Brian Franz
Chief Productivity Officer
Appointed: August 2015
Nationality: American/British
Previous Diageo roles: CIO and Head of GDBS, IS Services
Previous relevant experience: Senior Vice President and CIO, PepsiCo International; Commercial CIO, various CIO and management roles, General Electric

Alberto Gavazzi
President, Diageo Latin America and Caribbean, Global Travel & Sales Opex
Appointed: July 2013
Nationality: Brazilian/Italian
Previous Diageo roles: Managing Director, West Latin America and Caribbean; Global Category Director Whiskey, Gins and Reserve Brands; General Manager Brazil, Paraguay and Uruguay; Vice President Consumer Marketing, Chicago; Marketing Director, Brazil
Previous relevant experience: Colgate-Palmolive; Unilever PLC

John Kennedy
President, Diageo Europe, Turkey and India
Appointed: July 2016
Nationality: American
Previous Diageo roles: President, Europe and Western Europe; Chief Operating Officer, Western Europe; Marketing Director, Australia; General Manager for Innovation, North America; President and Chief Executive Officer, Diageo Canada; Managing Director, Diageo Ireland
Previous relevant experience: brand management roles, GlaxoSmithKline and Quaker Oats

Anand Kripalu
CEO, United Spirits Limited
Appointed: September 2014
Nationality: Indian
Previous Diageo roles: CEO-designate, United Spirits Limited
Previous relevant experience: Various management roles at Mondelez International, Cadbury and Unilever
Current external appointments: Member of the Board of Governors, Indian Institute of Management, Jammu

Governance (continued)

Deirdre Mahlan
President, Diageo North America
Appointed: December 2015
Nationality: American
Previous Diageo roles: Chief Financial Officer and Executive Director; Deputy Chief Financial Officer; Head of Tax and Treasury
Previous relevant experience: Member, Main Committee, 100 Group of Finance Directors; senior finance positions, Joseph E. Seagram & Sons, Inc.; Senior manager, PricewaterhouseCoopers
Current external appointments: Non-Executive Director, Experian plc

Daniel Mobley
Corporate Relations Director
Appointed: June 2017
Nationality: British
Previous Diageo roles: Corporate Relations Director, Europe
Previous relevant experience: Regional Head of Corporate Affairs India & South Asia, Regional Head of Corporate Affairs Africa, Group Head of Government Relations, Standard Chartered; Extensive government experience including in HM Treasury and Foreign & Commonwealth Office

Siobhán Moriarty
General Counsel & Company Secretary
Appointed General Counsel: July 2013
Appointed Company Secretary: August 2018
Nationality: Irish
Previous Diageo roles: General Counsel Designate; Corporate M&A Counsel; Regional Counsel Ireland; General Counsel Europe
Previous relevant experience: various positions in law firm private practice, Dublin and London
Current external appointments: Non-Executive Director, Friends Board of the Royal Academy of Arts; Board Member, European General Counsel Association

Mairéad Nayager
Human Resources Director
Appointed: October 2015
Nationality: Irish
Previous Diageo roles: HR Director, Diageo Europe; HR Director, Brandhouse, South Africa; HR Director, Diageo Africa Regional Markets; Talent & Organisational Effectiveness Director, Diageo Africa; Employee Relations Manager, Diageo Ireland
Previous relevant experience: Irish Business and Employers’ Confederation

John O’Keeffe
President, Diageo Africa
Appointed: July 2015
Nationality: Irish
Previous Diageo roles: CEO and Managing Director, Guinness Nigeria; Global Head, Innovation; Global Head, Beer and Baileys; Managing Director Russia and Eastern Europe; various general management and marketing positions

Syl Saller
Chief Marketing Officer
Appointed: July 2013
Nationality: American/British
Previous Diageo roles: Global Innovation Director; Marketing Director, Diageo Great Britain
Previous relevant experience: brand management and marketing roles, Allied Domecq PLC, Gillette Company and Holson Burnes Group, Inc; Non-Executive Director, Domino’s Pizza Group plc

Governance (continued)

Executive Committee diversity
As at 30 June 2019

Governance (continued)

Corporate governance report

Letter from the Chairman of the Board of Directors

Dear Shareholder

On behalf of the Board I am delighted to present the corporate governance report for the year ended 30 June 2019. The Board’s role is to promote the long-term sustainable success of Diageo and the delivery of long-term, sustainable value for shareholders in a manner which contributes positively to wider society. It is the responsibility of the Board to ensure that high standards of ethical behaviour and corporate governance are maintained throughout Diageo.

It is very clear from both public and private discussions that board governance, corporate behaviour and responsibility, environmental sustainability and stakeholder engagement are of critical importance to a board and its decision-making processes. Details of our governance structure and processes are set out on page 126, but to summarise, your Board is well balanced, comprising individuals from a diverse range of experience, skills and backgrounds, and which provides independent, effective and entrepreneurial leadership within the framework of a strong company purpose and values-led culture. This was confirmed by the results of our annual Board evaluation exercise, which was conducted in November 2018 through an internal process which is further described on page 129.

The regulatory framework has continued to evolve over the year, especially with the introduction of the new UK Corporate Governance Code in July 2018 (the new Code) which places increased emphasis on corporate culture, purpose and values which are critical to ensure long-term sustainable success. In light of these developments, the Board has taken the opportunity to review and refresh its existing processes against provisions introduced by the new Code. In many respects, these additional provisions require no change to our existing practices. For example, the role of corporate purpose in ensuring effective culture and employee engagement has been a deeply engrained part of Diageo’s culture for a number of years. In other areas, we are looking to develop and formalise existing practices. For example, we have considered how we interact with different stakeholder groups and it is our aim to maintain an open and positive dialogue with all of our stakeholders. To this end, I have been nominated to serve as designated non-executive director for workforce engagement, in which role I engage closely with the Diageo workforce to understand their views and present them to the Board, as principal point of contact between the Board and the workforce. I look forward immensely to developing this aspect of my role. Further details of how the Board engages with different stakeholder groups are set out on page 131.

Over the course of the year, there have been a number of changes in the Board’s membership. In September 2018, Peggy Bruzelius and Betsy Holden stepped down as Non-Executive Directors after nine years of service on the Board. We are very grateful for their wise guidance and contribution to Diageo over that period. In December 2018, we announced that Ursula Burns, who had been expected to join the Board, would not take up her appointment as Non-Executive Director in light of her continuing other commitments. In April 2019, we welcomed Debra Crew as an additional Non-Executive Director, bringing her strong experience in the consumer goods business and as a former chief executive to the Board’s range of skills and experience. Debra is undergoing an induction process and we look forward to her contributions to Board discussions as she settles into her role.

The Board believes that Diageo’s governance structure and processes underpin our ability to deliver our strategy and create sustainable long-term value and benefit for shareholders and other stakeholders. We are firmly of the view that the benefits of good corporate governance ensure that our business practices are sustainable and of benefit to wider society.

Javier Ferrán
Chairman of the Board of Directors

Governance (continued)

The principal corporate governance rules applying to Diageo (as a UK company listed on the London Stock Exchange (LSE)) for the year ended 30 June 2019 are contained in the UK Corporate Governance Code 2016 (the Code) and the UK Financial Conduct Authority (FCA) Listing Rules, which require us to describe, in our Annual Report, our corporate governance from two points of view: the first dealing generally with our application of the Code’s main principles and the second dealing specifically with non-compliance with any of the Code’s provisions. The two descriptions together are designed to give shareholders a picture of governance arrangements in relation to the Code as a criterion of good practice.

A copy of the Code is publicly available on the website of the Financial Reporting Council (FRC), www.frc.org.uk.

Diageo can confirm that it has complied with all relevant provisions set out in the Code throughout the year, except that Ho KwonPing was unable to attend the company's 2018 AGM. This resulted in partial non-compliance with Code provision E.2.3.

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

Board of Directors

Composition of the Board

The Board is comprised of the Non-Executive Chairman, two Executive Directors, the Senior Independent Director, and five independent Non-Executive Directors. The biographies of all Directors and the members of the Executive Committee are set out in this Annual Report on pages 118 to 120.

Inclusion and diversity

Valuing inclusion and diversity is one of the core principles of Diageo's global Human Rights Policy which applies to all employees, subsidiaries and third party contractors and which has been implemented as part of our Code of Business Conduct programme. Our objective is to maintain and sustain an inclusive and diverse business in order to create a better working environment and a better performing business.

Diageo strongly supports diversity within its Board of Directors, including gender, age and professional diversity, as well as diversity of thought. The Board is comprised of individuals from a diverse range of skills, industries, backgrounds and nationalities, which enables a broad evaluation of all matters considered by the Board and contributes to a culture of collaborative and constructive discussion. In particular, women currently make up 44% of the Board and 40% of the Executive Committee. Further information is given in the sections of this Annual Report on sustainability & responsibility, our people, and on the communities section of the Chairman's statement and the trusted and respected section of the Chief Executive's statement.

Duties of the Board

The Board manages overall control of the company’s affairs with reference to the formal schedule of matters reserved for the Board for decision. The schedule was last reviewed in July 2019 and is available at www.diageo.com/en-row/ourbusiness/aboutus/corporate governance.

The Board has agreed an approach and adopted guidelines for dealing with conflicts of interest and responsibility for authorising conflicts of interest is included in the schedule of matters reserved for the Board. The Board confirmed that it was not aware of any situations that may or did give rise to conflicts with the interests of the company other than those that may arise from Directors’ other appointments as disclosed in their biographies.

Governance (continued)

In order to fulfil their duties, procedures are in place for Directors to seek both independent advice and the advice and services of the Company Secretary who is responsible for advising the Board, through the Chairman, on all governance matters. The Non-Executive Directors meet without management present, and also meet with the Chairman without management present, on a regular basis. The terms of reference of Board Committees are reviewed regularly, most recently in May 2019, and are available at www.diageo.com/en/our-business/corporate-governance.

Corporate governance structure

The Board has established a corporate governance framework as shown below. This includes the three Board Committees (Audit Committee, Nomination Committee and Remuneration Committee), as well as management committees which report to the Chief Executive Officer or Chief Financial Officer (Executive Committee, Filings Assurance Committee, Finance Committee and Audit & Risk Committee).

Further details on the Board Committees can be found in the separate reports from each Committee on pages 137 to 141, and details of the Executive Committee can be found on pages 132 to 134.

Nomination Committee
Remuneration Committee
Diageo Board
Audit Committee
Executive Committee
Filings Assurance Committee
Chief executive has delegated authority to these committees
Finance Committee
Audit & Risk Committee
Business unit risk management

Governance (continued)

Division of responsibilities

There is a clear separation of the roles of the Chairman and the Chief Executive which has been clearly established, set out in writing and agreed by the Board. No individual or group dominates the Board’s decision-making processes. The following sets out the division of responsibilities of the Board:

Leadership	Independent oversight and rigorous challenge
Chairman
Javier Ferrán
• Responsible for the operation, leadership and governance of the Board
• Ensures all Directors are fully informed of matters and receives precise, timely and clear information sufficient to make informed judgements
• Sets Board agendas and ensures sufficient time is allocated to ensure effective debate to support sound decision making
• Ensures the effectiveness of the Board
• Engages in discussions with shareholders
• Meets with the Non-Executive Directors independently of the Executive Directors

Non-Executive Directors
Debra Crew, Ho KwonPing, Susan Kilsby, Nicola Mendelsohn and Alan Stewart
The Non-Executive Directors, all of whom the Board has determined are independent, experienced and influential individuals from a diverse range of industries, backgrounds and countries. The independence of Ho KwonPing, who has served on the Board for over six years, has been the subject of a rigorous review.
• Constructively challenge the Executive Directors
• Develop proposals on strategy
• Scrutinise the performance of management
• Satisfy themselves on the integrity of the financial information, controls and systems of risk management
• Set the levels of remuneration for Executive Directors and senior management
• Make recommendations to the Board concerning appointments to the Board
• Devote such time as is necessary to the proper performance of their duties

A summary of the terms and conditions of appointment of the Non-Executive Directors is available at www.diageo.com/ en-row/ourbusiness/aboutus/corporategovernance.

Chief Executive
Ivan Menezes
• Develops the group’s strategic direction for consideration and approval by the Board
• Implements the strategy agreed by the Board
• Manages the company and the group
• Along with the CFO, leads discussions with investors
• Is supported in his role by the Executive Committee
• Is supported by the Filings Assurance Committee in the management of financial reporting of the company

Chief Financial Officer
Kathryn Mikells
• Manages all aspects of the group’s financial affairs
• Responsible for the management of the capital structure of the company
• Contributes to the management of the group’s operations
• Along with the CEO, leads discussions with investors
• Is supported by the Finance Committee and Filings Assurance Committee in the management of the financial affairs and reporting of the company

Senior Independent Director
Lord Davies of Abersoch
• Acts as a sounding board for the Chairman and serves as an intermediary for the other Directors where necessary
• Together with the other Non-Executive Directors, leads the review of the performance of the Chairman, taking into account the views of the Executive Directors
• Available to shareholders if they have concerns where the contact through the normal channels has failed
The independence of Lord Davies, who has served on the Board for over six years, has been the subject of a rigorous review

Company Secretary
Siobhán Moriarty
• Supports the Chairman in setting the agenda for Board meetings
• Ensures information is made available to Board members in a timely fashion
• Supports the Chairman in designing and delivering Board inductions
• Co-ordinates training requirements for the Board and individual Board members
• Advises on corporate governance matters

Governance (continued)

Board activities

Details of the Board’s main areas of focus during the year are summarised below.

Area of focus
Strategic matters
• Held the Annual Strategy Conference in Scotland at which the group’s strategy was considered in-depth, including visiting distilling sites
• Regularly reviewed the group’s performance against the strategy
• Received reports on the financial performance of the group
• Visited the group’s operations in China, which included receiving reports from management and visiting various office and production facility sites
• Reviewed the group’s tax strategic planning
• Reviewed the impact of e-commerce, US route to consumer and the future of marketing

Operational matters
• Reviewed and approved the annual funding plan, insurance, banking and capital expenditure requirements
• Reviewed the impact of global trade developments and disputes
• Reviewed the impact of Brexit and mitigation planning for Brexit and other related risks
• Regularly reviewed the group’s business development activities and projects
• Approved various significant procurement and other contracts
• Reviewed the company’s innovation pipeline
• Approved significant property developments and office relocations
• Visited the company Customer Collaboration Centre in London

Stakeholders
• Reviewed the company’s Positive Drinking strategy
• Considered the company’s culture
• Reviewed and approved the company’s return of capital policy, including its share buyback programmes
• Approved and implemented a new framework for workforce engagement
• Reviewed the company’s talent strategy, diversity policy and development programmes
• Reviewed the company’s sustainability and environmental strategy
• Reviewed the company’s key pensions governance and funding positions
• Received regular investor reports
• Invited Sir Jonathon Porritt to give a presentation on environmental sustainability

Governance, assurance and risk management
• Received reports on the work of the various Board Committees
• Received regular reports in relation to material legal matters
• Agreed actions from the evaluation of the Board’s performance
• Approved the appointment of a new Non-Executive Director
• Reviewed the requirements under the FRC 2018 Corporate Governance Code
• Reviewed and approved new terms of reference for the Audit Committee, Remuneration Committee, Nomination Committee and Routine Business Committee
• Reviewed and approved the schedule of matters reserved for the Board
• Reviewed and approved the company’s financial reporting

Governance (continued)

Board attendance

Directors’ attendance record at the AGM, scheduled Board meetings and Board Committee meetings, for the year ended 30 June 2019 is set out in the table below. For Board and Board Committee meetings, attendance is expressed as the number of meetings attended out of the number that each Director was eligible to attend. Where Directors were unable to attend a meeting, they gave their views to the Chairmen of the respective meeting ahead of that meeting being held.

	Annual General Meeting 2018	Board (maximum 6)	Audit Committee (maximum 4)		Nomination Committee (maximum 3)		Remuneration Committee (maximum 5)
Javier Ferrán	✓	6/6	4/4	(i)	3/3		4/5	(i)
Ivan Menezes	✓	6/6	2/4	(i)	3/3	(i)	5/5	(i)
Kathryn Mikells	✓	6/6	4/4	(i)	1/3	(i)	2/5	(i)
Lord Davies(ii)	✓	5/6	3/4		3/3		4/5
Debra Crew	n/a	1/1	1/1		1/1		2/2
Susan Kilsby	✓	6/6	4/4		3/3		5/5
Ho KwonPing(ii)	✗	5/6	4/4		2/3		4/5
Nicola Mendelsohn(ii)	✓	5/6	4/4		2/3		5/5
Alan Stewart	✓	6/6	4/4		3/3		5/5
Former Directors
Peggy B Bruzelius(iii)	✓	2/2	1/1		1/1		1/1
Betsy D Holden(iii)	✓	2/2	1/1		1/1		1/1

(i)	Attended by invitation.

(ii)	Where Non-Executive Directors were unable to attend a meeting, they gave their views to the Chairman of the respective meeting ahead of the meeting being held.

(iii)	Retired from the Board on 20 September 2018.

Performance evaluation

In November 2018, an evaluation of the Board’s effectiveness, including the effectiveness of the Chairman and the Board’s Committees, was undertaken with the assistance of the Company Secretary. The primary focus of the 2018 evaluation was to review and evaluate how the Board and its Committees operate as measured against current best practice corporate governance principles, framed by reference to the Code and Principle L and Provisions 21, 22 and 23 of the new Code. The evaluation was also conducted with reference to the detailed guidance as to the optimal Board evaluation process set out in Section 3 of the FRC’s ‘Guidance on Board Effectiveness’ issued in July 2018. The evaluation was also designed to build on the outcome of the externally facilitated evaluation carried out in November 2017, whose findings were summarised in last year’s Corporate Governance report.

The evaluation process comprised an initial questionnaire for all Directors to complete and return, followed by individual meetings between the Chairman and each Director where required (or, in the case of the Chairman himself, a meeting between the Chairman and the Senior Independent Director). The questionnaire was sub-divided into four sections focussing respectively on Board composition and processes, Board effectiveness, behaviours and performance, individual Directors’ performance and Committees’ performance. Responses to all questions were sent to the Chairman and responses to the specific questions in respect of the Chairman was sent to the Senior Independent Director. In addition, responses on the effectiveness of the Committees were submitted to the respective Committee chairmen. The results of the evaluation process were reviewed by the Board at its meeting in December 2018 at which various actions were agreed to be taken.

It is the Board’s intention to continue to review annually its performance and that of its Committees and individual directors, with such evaluation being carried out by an external facilitator every three years. The evaluation to be undertaken in 2019 will be undertaken internally.

The Chairman has confirmed that the Non-Executive Directors standing for re-election at this year’s AGM continue to perform effectively, both individually and collectively as a Board, and that each demonstrate commitment to their roles. With regards to the re-election of Lord Davies, further details are provided in the Nomination Committee report on page 140.

Governance (continued)

The main conclusions and key areas for focus as highlighted by the 2018 evaluation are as follows:

Board composition and processes
Main conclusions	Key areas for focus
• With recent retirement of two Non-Executive Directors, there was a current imbalance between the number of Executive and Non-Executive Directors
• Need to ensure prospective new members of Board to have adequate industry experience and come from a variety of geographical backgrounds
• Clear desire to maintain and enhance Board’s positive gender diversity
• Positive induction processes noted with more focus needed on addressing Board’s ongoing development requirements
• Strong effective support is provided by Company Secretary and team, with good balance between scheduled and ad hoc meetings
• Improvements in annual strategy conference agenda and topics were noted

• Recruitment of at least one additional Non-Executive Director of appropriate quality, experience and background, with a view to ensuring appropriate diversity on the Board
• Review succession planning and pipeline of both executive and non-executive roles
• Identify ongoing training and development opportunities for Board members
• Review pre-read and presentation format to strike balance between adequate detail and brevity
• Provide for review and refresh of future Board agenda items through the year to enable flexibility

Board effectiveness, behaviours and performance
Main conclusions	Key areas for focus
• Strong support for collective performance of the Board, its effectiveness and behaviours
• Board has been effective in anticipating emerging or external factors and trends, and needs to continue this focus over time
• Steps have been taken to adequately address conclusions of the prior year’s Board evaluation report
• Improvements noted in addressing strategic, long-term issues while maintaining oversight of performance, controls and risk
• Open and challenging discussions have had direct positive impact on decision making

• Continuing shaping of agenda and Board focus on highest value at stake opportunities and risks
• Continued vigilance in identifying and adapting to long-term trends and challenges
• Identifying additional opportunities for outside-in engagement, to drive more external perspectives on areas of opportunity and threat for long-term, and to provide strengthened development opportunities for Board members
• Reviewing Board papers and processes to ensure maintenance of highest standards of governance in line with latest developments in this area
• Taking steps to ensure continued culture of transparency and constructive debate within the Board following appointment of new members

Directors’ performance and effectiveness
Main conclusions	Key areas for focus
• Strong support for performance, leadership tone and effectiveness of Chairman and Senior Independent Director
• There is a clear division of responsibilities between Chairman and Chief Executive with complementary experience and skill sets
• Ensure prospective new members of the Board fit well within the current culture of transparency and openness

Committees’ performance and effectiveness
Main conclusions	Key areas for focus
• Performance of Audit and Remuneration Committees in particular is consistently strong, with clear and well defined remits and agendas
• Performance of Nomination Committee has improved with clearer understanding of talent pipeline, requisite skill set and recruitment processes, although this requires embedding over time

• For the Audit Committee, improved focus on risk management
• For the Remuneration Committee, maintaining close oversight of executive remuneration and reward trends internationally and in the UK
• For the Nomination Committee, ensuring and strengthening pipeline of talent and succession planning
• For Committees generally, ensuring that their remit is reviewed and refreshed periodically, as governance and best practice evolves

Governance (continued)

Workforce engagement

At its meeting in December 2018, the Board agreed that the Chairman would be responsible for workforce engagement, given that he is best positioned to engage with the workforce frequently, through visits to the markets in which Diageo operates and at its UK work locations. In line with the new Code, it is intended that the Chairman will utilise existing engagement structures and processes to regularly engage with a broad representation of the workforce, to include, but not limited to, town hall meetings on regional and market visits, visits to manufacturing sites, attendance at employee engagement forums and employee resource group meetings from time to time in various markets, review of engagement survey results, in addition to holding ‘skip level’ meetings with key talent.

Accordingly, during the year, the Chairman has accompanied various members of the Diageo Executive Committee when engaging with employee representatives through the above structures. The Chairman has visited office and production facility sites in the UK, China, Brazil, South Africa, Kenya and North America. He has also conducted skip level meetings with key talent. In addition, the company has put in place appropriate reporting frameworks so that relevant feedback from existing forums such as the bi-annual engagement survey, digital sharing platforms and employee representative groups is conveyed to the Chairman via the Chief HR Officer. The Board has also agreed that workforce engagement would be discussed in detail at its meeting in July each year to commence in July 2020, which would enable engagement with the workforce in advance of executive remuneration decisions. It was also agreed that the Board will issue an annual ‘workforce engagement statement’ commencing in 2020, explaining how the Board has gathered and considered worker views from around the world, and how these views have been taken into account in the Board’s decision making.

Stakeholder engagement

Diageo’s culture and the nature of its business encourages the development of strong and positive relationships with external stakeholders, including business partners such as suppliers and customers, but also with government, consumers and the communities in which we operate. The Chief Executive and the Presidents are in regular contact with our principal customers, with performance updates being provided at all scheduled Board meetings. At least once a year, the Board meets in a location outside the UK during which it meets and receives feedback in person from key customers. For example, in October 2018 the Board met with representatives of its key customers in China and in the previous financial year the Board met key customers in India. See page 17 for further examples of how Diageo has engaged with suppliers.

Diageo’s purpose and values require that we make a positive contribution to society and the communities in which we operate. During the year, the Board has focused in particular on the company’s strategy to reduce the impact of its business on the environment and communities, including the progress made towards our 2020 environmental targets, the progress made in water reuse and renewable energy in our African breweries, use of by-products from our distilleries in Scotland in energy generation, and improvements in packaging especially in relation to use of plastics. At its meeting in January 2019, the Board reviewed ambitious environmental targets beyond 2020 and hosted Sir Jonathon Porritt, who spoke to the Board on the subject. Further details of the company’s initiatives to reduce environmental impact can be found on pages 17 to 21.

Relations with shareholders

The Board’s primary contact with institutional shareholders is through the Chief Executive and Chief Financial Officer. The Chief Executive and Chief Financial Officer are supported by the investor relations department, who are in regular contact with institutional shareholders and sell-side analysts. In May 2019, the Chairman, Chief Executive and Chief Financial Officer attended the company’s Capital Markets Day at which they and other of the company’s executives presented to approximately 130 investors and analysts. A monthly investor relations report, including coverage of the company by sell-side analysts, is circulated to the Board.

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

Governance (continued)

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

The Executive Committee focuses its time and agenda to align with the Performance Ambition and how to achieve Diageo’s financial and non-financial performance objectives. Performance metrics have been developed to measure progress. There is also focus on the company’s reputation. In support, monthly performance delivery calls, involving the senior leadership group, focus on current performance.

Committees appointed by the Chief Executive and intended to have an ongoing remit, including the Audit & Risk Committee, Finance Committee and Filings Assurance Committee are shown (with their remits) at www.diageo.com/en-row/ourbusiness/aboutus/corporategovernance.

Filings Assurance Committee

The Filings Assurance Committee of the company, which is chaired by the Chief Financial Officer and includes the Chief Executive, is responsible for implementing and monitoring the processes which are designed to ensure that the company complies with relevant UK, US and other regulatory reporting and filing provisions, including those imposed by the U.S. Sarbanes-Oxley Act of 2002 or derived from it. As at the end of the period covered by the Form 20-F for the year ended 30 June 2019, the Filings Assurance Committee of the company, with the participation of the Chief Executive and the Chief Financial Officer, carried out an evaluation of the effectiveness of the design and operation of disclosure controls and procedures. These are defined as those controls and procedures that are designed to ensure that information required to be disclosed in reports filed under the U.S. Securities Exchange Act of 1934 (the “Exchange Act”) is recorded, processed, summarised and reported within the time periods specified in the Commission’s rules and forms and include, without limitation, controls and procedures designed to ensure that information required to be disclosed in the reports of the company is accumulated and communicated to management, including the Chief Executive and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. As of the date of the evaluation, the Chief Executive and the Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports that the company files or submits under the Exchange Act is recorded, processed, summarised and reported within the time periods specified in the Commission’s rules and forms and is accumulated and communicated to the management of the company, including the company’s Chief Executive and the Chief Financial Officer, as appropriate to allow timely decisions regarding disclosure.

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

During the year, in line with the Code, the Board considered the nature and extent of the risks it was willing to take to achieve its strategic goals and reviewed the existing internal statement of risk appetite (which was considered and recommended to the Board by both the Audit & Risk Committee and the Audit Committee). In accordance with the Code, the Board has also considered the company’s longer term viability, based on a robust assessment of its principal risks. This was done through the work of the Audit Committee which recommended the Viability Statement (as set out below) to the Board.

Governance (continued)

The company has in place internal control and risk management systems in relation to the company’s financial reporting process and the group’s process for preparation of consolidated accounts. Further, a review of the consolidated financial statements is completed by management through the Filings Assurance Committee to ensure that the financial position and results of the group are appropriately reflected. Further details of this are set out in the Audit Committee report on page 136.

Compliance and ethics programme

Diageo is committed to conducting its business responsibly and in accordance with all laws and regulations to which its business activities are subject. We hold ourselves to the principles in our Code of Business Conduct, which is embedded through a comprehensive training and education programme for all employees. Our Code of Business Conduct and other Diageo global policies are available at www.diageo.com/PR1346/aws/media/1202/a4_code_of_conduct_hr.pdf.

In accordance with the requirements of the Sarbanes-Oxley Act (and related SEC rules), Diageo has adopted a code of ethics covering its Chief Executive, Chief Financial Officer, Presidents and other identifiable persons in the group, including those performing senior accounting and controller functions. No amendments to, or waivers in respect of, the code of ethics were made during the year.

The full text of the code of ethics is available at www.diageo.com/PR1346/aws/media/4051/code-of-ethics.pdf.

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

The group made contributions to non-EU political parties totalling £0.38 million during the year (2018 - £0.3 million). These contributions were made almost exclusively to federal and state candidate committees, state political parties and federal leadership committees in North America (consistent with applicable laws), where it is common practice to make political contributions. No particular political persuasion was supported and contributions were made with the aim of promoting a better understanding of the group and its views on commercial matters, as well as a generally improved business environment.

Going concern

The Directors confirm that, after making appropriate enquiries, they have reasonable expectation that the group has adequate resources to continue in operational existence. Accordingly, they continue to adopt the going concern basis in preparing the financial statements. Although not assessed over the same period as the going concern, the viability of the group has been assessed below.

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

Management has assessed the effectiveness of Diageo’s internal control over financial reporting (as defined in Rules 13(a)-13(f) and 15(d)-15(f) under the US Securities Exchange Act of 1934) based on the framework in ‘Internal Control – Integrated Framework’, issued by the Committee of Sponsoring Organisations of the Treadway Commission (COSO) in 2013. Based on this assessment, management concluded that, as at 30 June 2019, internal control over financial reporting was effective.

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

PricewaterhouseCoopers LLP, an independent registered public accounting firm, who also audit the group’s consolidated financial statements, has audited the effectiveness of the group’s internal control over financial reporting, and has issued an unqualified report thereon, which is included on pages 178 and 180 of this document.

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

Responsibility statement

Each of the Directors, whose names are set out in the Board of Directors and Executive Committee section of this Annual Report, confirms that to the best of his or her knowledge:

•
the Annual Report and Accounts for the year ended 30 June 2019, taken as a whole, is fair, balanced and understandable, and provides the information necessary for shareholders to assess the group’s position and performance, business model and strategy;

•
the consolidated financial statements contained in the Annual Report and Accounts for the year ended 30 June 2019, which have been prepared in accordance with IFRS as issued by the IASB and as adopted for use in the EU and IFRS as issued by the IASB, give a true and fair view of the assets, liabilities, financial position and profit of the group; and

•
the management report represented by the Directors’ Report contained in the Annual Report and Accounts for the year ended 30 June 2019 includes a fair review of the development and performance of the business and the position of the group, together with a description of the principal risks and uncertainties that the group faces.

The responsibility statement was approved by the Board of Directors on 25 July 2019.

New York Stock Exchange corporate governance rules
Under applicable SEC rules and the NYSE’s corporate governance rules for listed companies, Diageo must disclose any significant ways in which its corporate governance practices differ from those followed by US companies under NYSE listing standards.

Governance (continued)

Diageo believes the following to be the significant areas in which there are differences between its corporate governance practices and NYSE corporate governance rules applicable to US companies. This information is also provided on the company’s website at www.diageo.com.

•
Basis of regulation: UK listed companies are required to include in their annual report a narrative statement of (i) how they have applied the principles of the Code and (ii) whether or not they have complied with the best practice provisions of the Code. NYSE listed companies must adopt and disclose their corporate governance guidelines. Diageo complied throughout the year with the best practice provisions of the Code, except that Ho KwonPing was unable to attend the company's 2018 AGM. This resulted in partial non-compliance with Code provision E.2.3.

•
Director independence: the Code requires at least half the Board (excluding the Chairman) to be independent Non-Executive Directors, as determined by affirmatively concluding that a Director is independent in character and judgement and determining whether there are relationship and circumstances which are likely to affect, or could appear to affect, the Director’s judgement. The Code requires the Board to state its reasons if it determines that a director is independent notwithstanding the existence of relationships or circumstances which may appear relevant to its determination. NYSE rules require a majority of independent directors, according to the NYSE’s own ‘brightline’ tests and an affirmative determination by the Board that the Director has no material relationship with the listed company. Diageo’s Board has determined that, in its judgement and without taking into account the NYSE brightline tests, all of the Non-Executive Directors (excluding the Chairman) are independent. As such, currently six of Diageo’s nine directors are independent.

•	Chairman and Chief Executive: the Code requires these roles to be separate. There is no corresponding requirement for US companies. Diageo has a separate chairman and chief executive.

•
Non-Executive Director meetings: NYSE rules require Non-Management Directors to meet regularly without management and independent directors to meet separately at least once a year. The Code requires Non-Executive Directors to meet without the Chairman present at least annually to appraise the Chairman’s performance. During the year, an internally facilitated evaluation of the Board’s effectiveness, including the effectiveness of the Chairman, was undertaken. During the year, Diageo’s Chairman and Non-Executive Directors met six times as a group without Executive Directors being present.

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

Governance (continued)

Audit Committee report

Dear Shareholder

On behalf of the Audit Committee I am pleased to present its report for the year ended 30 June 2019.

The purpose of this report is to describe how the Committee has carried out its responsibilities during the year. In overview, the role of the Audit Committee is to monitor and review: the integrity of the company’s financial statements; internal control and risk management; audit and risk programmes; business conduct and ethics; ‘whistleblowing’; and the appointment of the external auditor.

The work of the Committee during the year gave attention to all elements of its remit. Over the year, the Committee continued to focus on particular topics within the company’s risk management programme and emerging trends, including cyber security risks, global security trends, data management and migration risks, GDPR implementation, non-GAAP metrics and pensions governance.

As part of the annual Board evaluation, all members of the Audit Committee completed an evaluation of the Committee. This concluded that the performance of the Committee was consistently strong, with a clear and well defined remit and agenda. Further details of the evaluation can be found on page 129-130.

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

Composition of the Audit Committee

The Audit Committee comprises Alan Stewart (Committee Chairman), Lord Davies, Debra Crew, Susan Kilsby, Ho KwonPing and Nicola Mendelsohn.

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

The company has in place internal control and risk management systems in relation to the company’s financial reporting process and the group’s process for preparation of consolidated accounts. A review of the consolidated financial statements is completed by the Filings Assurance Committee (FAC) to ensure that the financial position and results of the group are appropriately reflected therein. In addition to reviewing draft financial statements for publication at the half and full year, the FAC is responsible for examining the company’s financial information and processes, the effectiveness of internal controls relating to financial reporting and disclosures, legal and compliance issues and determining whether the company’s disclosures are accurate and adequate. The FAC comprises the Chief Executive, the Chief Financial Officer, the group general counsel & company secretary, the group general counsel corporate, the group financial controller, the group chief accountant, the group technical accounting director, the head of investor relations, the head of Global Audit & Risk and the company’s external auditors. The Audit Committee reviewed the work of the FAC and a report on the conclusions of the FAC process was provided to the Audit Committee by the Chief Financial Officer.

Significant issues and judgements that were considered in respect of the 2019 financial statements were as follows. These include the matters relating to risks disclosed in the UK external auditor’s report.

•	Disclosure on the quality of the earnings and one-off items included in cash flow. The Audit Committee agreed that sufficient disclosure was made in the financial statements.

•	The Audit Committee determined that exceptional items are appropriately classified considering their size and nature, and sufficient disclosure is provided in the financial statements (see note 4).

•	Review of carrying value of assets, in particular intangible assets. The Audit Committee agreed that the fair value of the company’s assets was in excess of their carrying value (see notes 6 and 10).

Governance (continued)

•
Exchange rate used to translate operations in Venezuela. The Audit Committee agreed that the rate is reasonable for the year ended 30 June 2019 for consolidation purposes, that represents the best estimation of the rate at which capital and dividend repatriations are expected to be realised (see note 1).

•
Disclosure on taxation. The Audit Committee agreed that the separate presentation of the tax risk appropriately addresses the significant change in the international tax environment and sufficient and transparent disclosures are provided for the ongoing tax discussions (see page 20 and note 7).

•
Review of legal cases. The Audit Committee agreed that adequate provision and/or disclosure has been made for all material litigation and disputes, based on the currently most likely outcomes, including the litigation summarised in note 18.

•
Assumptions used in respect of post employment plans. Having considered advice from external actuaries and assumptions used by companies with comparator plans, the Audit Committee agreed that the assumptions used to calculate the income statement and balance sheet assets and liabilities for post employment plans were appropriate (see note 13).

•
Viability statement. The Audit Committee noted that severe but plausible risk scenarios had been identified; a robust risk assessment had been carried out; and the group’s viability and going concern consideration proved with stress testing. Taking into account the company’s balance sheet position, the Audit Committee expected the group to be able to meet its liabilities as they fell due over the three-year period ending 30 June 2022. The risk that the group would become insolvent during this timeframe was considered remote. The Audit Committee recommended to the Board that the Viability statement above be approved.

As part of its review of the Annual Report, the Audit Committee considered whether the report is ‘fair, balanced and understandable’ (noting the Code’s reference to ‘position’ as well as ‘performance, business model and strategy’). On the basis of this work, the Audit Committee recommended to the Board that it could make the required statement that the Annual Report is ‘fair, balanced and understandable’.

Internal control and risk management; audit and risk programme; business conduct and ethics (including ‘whistleblowing’)

At each of its meetings, the Audit Committee reviewed detailed reports from the heads of the Global Risk & Compliance (GRC) and Global Audit & Risk (GAR) teams (including coverage of the areas mentioned in the title of this section) and had sight of the minutes of meetings of the Executive Audit & Risk Committee. The work and reporting to the Committee of both GRC and GAR during the year included focus on cyber risk, data management and migration risks, data privacy risks and risks associated with discrimination and harassment, given the external profile of this topic. The Committee in turn was thus able to keep under review the operation of the controls and compliance framework in these and other areas. The Committee also received regular updates from the group general counsel on significant litigation and from the head of tax on the group’s tax profile and key issues.

The GRC reporting included a consideration of key risks and related mitigations, including those set out in the section of this Annual Report dealing with principal risks. Based on this activity during the year, the Audit Committee made a recommendation to the Board covering the nature and extent of the risks it was willing to take to achieve its strategic goals and its internal statement of risk appetite (which was considered also by the Executive Audit & Risk Committee). The Board agreed this recommendation.

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

The company has complied with the provisions of The Statutory Audit Services for Large Companies Market Investigation (Mandatory Use of Competitive Tender Processes and Audit Committee Responsibilities) Order 2014 (‘CMA Order’) for the year ended 30 June 2019.

Governance (continued)

The Audit Committee assesses the ongoing effectiveness and quality of the external auditor and audit process on the basis of meetings and a questionnaire-based internal review with the finance team and other senior executives.

The group has a policy on auditor independence and on the use of the external auditor for non-audit services, which is reviewed annually, most recently in July 2019. The review took into consideration effectiveness and upcoming expected changes to regulation on non-audit services. Under the group's auditor independence policy, the provision of any non-audit service must be approved by the Audit Committee, unless the proposed service is both expected to cost less than £250,000 and also falls within one of a number of service categories which the Audit Committee has pre-approved. Fees paid to the auditor for audit, audit related and other services are analysed in note [3(b)] to the consolidated financial statements. The nature and level of all services provided by the external auditor are factors taken into account by the Audit Committee when it reviews annually the independence of the external auditor.

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

The Chairman, the Chief Financial Officer, the group general counsel & company secretary, the group financial controller, the head of GAR, the GRC director, the group chief accountant and the external auditor regularly attend meetings of the Committee.

The Audit Committee met privately with the external auditor and with the head of GAR during the year.

Training and deep dives
During the year, the Audit Committee had risk reviews and training sessions, presented by senior executives, on cyber security risk management processes, the company’s data protection risk mitigation approach following the implementation of the EU GDPR, global security trends and risks, and pension governance and risk associated with discrimination and harassment.

Governance (continued)

Nomination Committee report

Dear Shareholder

On behalf of the Nomination Committee I would like to present its report for the year ended 30 June 2019.

Following the announcement in December 2018 that Ursula Burns would no longer be joining the Board as a Non-Executive Director, the Committee began the search for a new Non-Executive Director. The Committee engaged Egon Zehnder (which has no other connection with the company) to identify potential candidates and following a detailed selection process, the Committee recommended the appointment of Debra Crew as a Non-Executive Director to the Board, which subsequently approved the appointment with effect from 18 April 2019. Debra's significant experience in FMCG and in executive management as a former CEO should serve Diageo well and complement the current Board.

The Committee also considered the independence of Lord Davies of Abersoch whose tenure will exceed nine years in September 2019. Lord Davies has agreed to extend his term for an additional year and to stand for re-election at the 2019 AGM in order to ensure continuity of Board membership, pending recruitment of additional Directors to the Board, and to enable the company to benefit from his experience in British politics and international trade relations at a time of particular uncertainty in these two areas. The Committee was satisfied that Lord Davies demonstrated sufficient independence of thought and challenge in his contributions to the discussions of the Board and that therefore his independence is not likely to be impaired. Accordingly the Committee recommended to the Board that it approve the continuation by Lord Davies as Senior Independent Director for the period until the conclusion of the 2020 AGM and to recommend his re-election to the Board on this basis at the 2019 AGM. The company does not intend that Lord Davies will seek re-election at the 2020 AGM.

As part of the annual Board evaluation, all members of the Nomination Committee completed an evaluation of the Committee. This concluded that the performance of the Committee had improved, with clearer understanding of the talent pipeline, requisite skill sets and recruitment processes, although this understanding requires embedding over time. Further details of the evaluation can be found on pages 129 and 130.

Javier Ferrán
Chairman of the Nomination Committee

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

The formal role of the Nomination Committee is set out in its terms of reference. These were updated in April 2019 and are available at www.diageo.com/en-row/ourbusiness/aboutus/corporategovernance.

Composition of the Nomination Committee

The Nomination Committee comprises Javier Ferrán (Committee Chairman), Lord Davies, Debra Crew, Susan Kilsby, Ho KwonPing, Nicola Mendelsohn and Alan Stewart.

Governance (continued)

Induction, training and business engagement

There is a formal induction programme for new Directors, which includes meeting with Executive Committee members and other senior executives individually and visiting a number of operations and sites around the group. Following her appointment, the induction process for Debra Crew is ongoing and, so far, has included attending the Annual Strategy Conference where she met all members of the Board and Executive Committee and attending a presentation on the strategic plan for scotch whisky distillation held at one of the company's distilleries in Scotland. Ms Crew is also having induction meetings with senior members of management and is participating in the arranged programme to get to know the business and its operations.

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

All Directors are also provided with the opportunity, and encouraged, to attend regular training to ensure they are kept up to date on relevant legal and governance developments or changes and best practice and changing commercial and other risks.

Activities of the Nomination Committee

The principal activities of the Nomination Committee during the year were: the consideration of potential new Non-Executive Directors; the review of individual Director performance; a review of the Executive Committee membership and succession planning for it and for senior leadership positions, in addition to a review of diversity within the group; and the continuing independence of Lord Davies.

Governance (continued)

Directors’ remuneration report
Annual statement by the Chairman of the Remuneration Committee

Dear Shareholder

I am pleased to present to you the Directors' remuneration report for the year ended 30 June 2019, which contains:

•	The current directors’ remuneration policy, approved at the 2017 AGM; and

•	The annual remuneration report, describing how the policy has been put into practice during 2019, and how it will be implemented in 2020.

At Diageo, long-term value creation for shareholders and pay for performance are at the heart of our remuneration policy and practices. The approach to setting executive remuneration is guided by the following remuneration principles:

•	Delivery of business strategy;

•	Creating sustainable, long-term performance;

•	Winning best talent; and

•	Consideration of stakeholder interests.

The Committee considers these principles carefully when making decisions on executive remuneration in order to strike the right balance between risk and reward, cost and sustainability, and competitiveness and fairness.

Delivery of business strategy

Short- and long-term incentive plans are closely linked to the core growth and efficiency drivers that underpin our business strategy. These performance measures are reviewed every year to ensure we are incentivising the right behaviours and creating the most value. More detail on KPIs can be found in the strategic report on page 24.

Creating sustainable, long-term performance

Performance against the key financial metrics that has driven the remuneration outcomes under the annual and long-term incentive plans is summarised in the 'pay for performance at a glance' section on page 146.

Diageo has delivered a strong set of results against stretching targets over the last three years, which has led to an above-target annual incentive payout in 2019 as well as long-term incentive awards vesting at 89.3% of maximum for 2016 performance shares and 73.1% of maximum for 2016 share options. This is the second consecutive year in which long-term incentives have vested above the midpoint of the target range, compared with nil to low vesting outcomes in the three prior years.

Total remuneration to the Chief Executive increased by 29% in 2019 compared to the year before. 2019 was a year where Diageo delivered total returns to shareholders of £18b through a combination of share price growth, dividends and our share buy back programme, demonstrating our principle of pay for performance.

Winning best talent

People at Diageo feel a deep connection to the company's purpose of 'celebrating life every day everywhere'.

There is a high level of passion, pride and accountability for our heritage-rich brands and there is a shared commitment to be the best and do the right thing at work, in life and in the wider community that underpins everything we do. Continuing to attract and nurture a vibrant mix of talent with a range of backgrounds, skills and capabilities enables our business to grow and thrive. It is this ongoing investment in people that ultimately drives the delivery of our performance ambition.

Governance (continued)

We source talent globally and remuneration is a key part of securing the best people to lead our business in an increasingly competitive marketplace. The significant market pay differential between executives in the United States, the United Kingdom and the rest of Europe continues to be challenging, particularly given the increasing international mobility of the senior talent pool. Regional pay differentials present particular issues for us since a large proportion of our business is based in the United States. We continue to monitor external practices across our strategic markets and set remuneration to deliver market competitive packages in return for high performance against the company's strategic objectives and stretching targets.

Consideration of stakeholder interests

The Committee recognises the complexity of the world in which we operate, with multiple stakeholders representing, at times, conflicting viewpoints. Treating people fairly, with respect and dignity, continues to be very important to us - it is embedded in our culture at Diageo, and is a fundamental part of the work we do to promote inclusion and diversity in the workplace, in our customer base and in the local communities around us. In keeping with our focus on fairness, we have made some changes to remuneration practices this year, including the launch of a market-leading policy on family leave for a majority of Diageo employees around the world, the alignment of executive and employee pension arrangements in the United Kingdom and renewed efforts to engage the workforce and hear their views on the company's strategy, performance ambition, culture and working environment, as described in the governance report on page 132. Furthermore, we are delighted that the sustained growth in Diageo's share price has benefited many of our employees who are also Diageo shareholders - we enjoy high participation rates in the tax-efficient all-employee share plans that we offer in certain locations and the average growth in value under these plans ranges from 31% - 70% over a five-year period.

Diageo's remuneration principles

Delivery of business strategy	Creating sustainable, long-term performance	Winning best talent	Consideration of stakeholder interests
Short- and long-term incentive plans reward the delivery of our business strategy and performance ambition. Performance measures are reviewed regularly and stretching targets are set relative to the company’s growth plans and peer group performance. The Committee seeks to embed simplicity and transparency in the design and delivery of executive reward.

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

Executives are focused on creating sustainable share price growth. The requirement to build significant personal shareholdings in Diageo and hold long-term incentive awards for two years post vesting encourages executives to think and act like owners. Decisions on executive remuneration are made in consideration of the interests of the wider workforce and other stakeholders, as well as taking account of the external climate.

Remuneration policy
The remuneration policy was approved by 96% of shareholders at the AGM held on 20 September 2017. We will continue to operate executive remuneration arrangements in the forthcoming financial year in line with the approved remuneration policy. We are reviewing our remuneration policy ahead of the 2020 AGM and will consider a broad range of stakeholder views as well as the new corporate governance code in assessing the effectiveness of the policy against our remuneration principles.

Decisions made during 2019
In addition to reviewing salaries, incentive awards and payments for the Executive Committee, setting targets for the annual and long-term incentive plans, reviewing all-employee reward outcomes and considering shareholder consultation, the Committee made other decisions as outlined below.

Annual incentive

The Committee reviewed the design of the annual incentive plan and remains satisfied that the company’s current annual incentive structure - payable entirely in cash - remains appropriate. The high shareholding requirement, the level of stretch in the performance targets under the long-term incentive plan and the post-vesting holding period provide appropriate alignment of the interests of executives and shareholders in fostering sustainable share price growth over the long term. There are also robust clawback and malus provisions under both the annual and long-term incentive plans which apply to all members of the Executive Committee.

There are no changes to the performance measures or weightings under the annual incentive plan for Executive Directors for the year ending 30 June 2020.

Governance (continued)

Long-term incentives

The Committee remains confident that the mix of performance shares and share options is an appropriate long-term incentive for the leaders of the business, and the share options element provides an additional stretch in that the share price has to grow materially in addition to the performance condition being achieved in order for the award to deliver any value to executives. This further strengthens the alignment between the interests of executives and shareholders. Share option plans remain majority practice within Diageo’s international peer group, against which the company needs to remain competitive in order to attract and retain the highest calibre of talent.

There are no changes to the performance measures or weightings for awards made under the long-term incentive plan in 2019.

Pension

The Committee has considered the implications of the new corporate governance code for Diageo's policy on pension for its Executive Directors. As a result, the Committee has decided, ahead of the 2020 remuneration policy review, to reduce the maximum company pension contribution for new Executive Director hires from 20% of salary to 14% of salary, effective 1 July 2019. This is aligned to the offering for new hire employees in the United Kingdom, who are eligible to participate in a defined contribution pension scheme, with a potential company contribution of 14% of salary for all employees regardless of seniority or tenure.

The Chief Executive has also agreed to a reduction in the company's contribution to his pension scheme from 30% of salary to 20% of salary, effective 1 July 2019. This follows the earlier reduction to the company's contribution for the Chief Executive from 40% of salary to 30% of salary, implemented on 1 July 2016. The pension contributions for the Chief Executive and Chief Financial Officer are now aligned at 20% of salary and this is broadly at the same level (or lower) than the company pension contributions for many longer-serving employees participating in the legacy defined benefit or cash balance schemes in the United Kingdom.

Shareholding requirement

A post-employment shareholding requirement policy is expected to be implemented effective 1 July 2020, in accordance with the requirements under the new corporate governance code. This will be reviewed and discussed in consultation with shareholders as part of the 2020 remuneration policy review.

CEO pay ratio

We are committed to good corporate governance and transparency. Ahead of the new disclosure requirements which come into effect for Diageo in 2020, the Committee has chosen to disclose the CEO pay ratio for the year ended 30 June 2019 and you can find more information on this on page 163.

We were very pleased to receive a strong vote in favour of our remuneration report last year and our remuneration policy the year before last. This year's annual remuneration report will be put forward for your consideration and approval by advisory vote at the AGM on 19 September 2019. I highly value the direct engagement and feedback from our shareholders and their representative bodies on Diageo’s remuneration policy and practices and look forward to welcoming you at the AGM this year.

Susan Kilsby
Non-Executive Director and
Chairman of the Remuneration Committee

Governance (continued)

Remuneration at a glance
	Purpose and link to strategy	Key features	Planned for 2020	Implementation in 2019	Implementation in 2018
Salary	•Supports the attraction and retention of the best global talent with the capability to deliver Diageo’s strategy	•Reviewed annually on 1 October •Salaries take account of external market and internal employee context	•Effective 1 October 2019: -CEO 3% increase to $1,661,427 -CFO 3% increase to $1,093,044 •Salary increases in line with the pay budget for the wider workforce (3% for the UK and the US in 2019) Page 164
•Effective 1 October 2018:
-CEO 2% increase to $1,613,036
-CFO 2% increase to $1,061,208
•Supported by a comprehensive review of total target remuneration versus the external market
•Salary increases below the pay budget for the wider workforce
•Effective 1 October 2017: -CEO 2% increase to $1,581,408 -CFO 2% increase to $1,040,000
Allowances and benefits	•Provision of market competitive and cost-effective benefits supports attraction and retention of talent
•Provision of competitive benefits linked to local market practice
•Maximum company pension contribution is 20% of salary for new Executive Director hires (reduced to 14% of salary effective 1 July 2019)
			•Company pension contribution: -CEO 20% of salary (reduced from 30% of salary effective 1 July 2019) -CFO 20% of salary	•Allowances and benefits unchanged from prior year •Company pension contribution: -CEO 30% of salary -CFO 20% of salary	•Unchanged from prior year •Company pension contribution to the CEO was reduced from 40% to 30% of salary effective 1 July 2016
Annual incentive	•Incentivises delivery of Diageo’s financial and strategic targets •Provides focus on key financial metrics and the individual’s contribution to the company’s performance
•Target opportunity is 100% of salary and maximum is 200% of salary
•Performance measures, weightings and stretching targets are set annually
•Paid out in cash after the end of the financial year
•Subject to clawback provisions
			•For the year ending 30 June 2020, measures on net sales growth, operating profit growth and average working capital weighted equally, with remaining 20% on individual objectives. Pages 164-165	•Pay-out above target: -CEO 61.0% of maximum -CFO 57.6% of maximum Pages 157-158	•Pay-out above target: -CEO 70% of maximum -CFO 72% of maximum
Long-term incentives	•Rewards long-term consistent performance in line with Diageo’s business strategy •Provides focus on delivering superior long-term returns to shareholders
•Annual grant of performance shares and share options
-CEO award 500% of salary
-CFO award 480% of salary
(in performance share equivalents)
•Performance measures, weightings and stretching targets are set annually
•3-year performance period
+ 2-year retention period
•Subject to malus and clawback provisions

			•No change to performance measures and weightings as these are appropriate in line with the business strategy •Size of long-term incentive award opportunity is unchanged from prior year	•Vesting of 2016 performance shares at 89.3% of maximum •Vesting of 2016 share options at 73.1% of maximum	•Vesting of 2015 performance shares at 70% of maximum •Vesting of 2015 share options at 60% of maximum
Shareholding requirement	•Ensures alignment between the interests of Executive Directors and shareholders	•Minimum shareholding requirement within 5 years of appointment: - CEO 500% of salary - CFO 400% of salary		•CEO shareholding 2,620% of salary •CFO shareholding 563% of salary Page 167	•CEO shareholding 2,115% of salary •CFO shareholding 123% of salary

The structure of Diageo's executive remuneration package ensures that executives have a vested interest in delivering performance over the short and long term, including a one-year clawback provision following any payout under the annual incentive plan and a two-year retention period on any vested awards under the long-term incentive plan.

Governance (continued)

Pay for performance at a glance

We are pleased to report strong performance against our targets under both the annual and long-term incentive plans this year. Targets under both incentive plans are set with reference to Diageo’s strategic plan and the historical and forecasted performance of Diageo and its peers.

Long-term incentives (for the period 1 July 2016 to 30 June 2019)

Annual incentive (for the period 1 July 2018 to 30 June 2019)

Total dividends of 190.2 pence per share paid.
Historical reward outcomes under the annual and long-term incentive plans over the past five years are shown below. Vesting outcomes under the long-term incentive plan are shown against annualised total shareholder return for the three-year period ended in the year of vesting (i.e. annualised TSR for the three years ended 30 June 2019 is shown against the vesting outcome for the 2016 long-term incentive awards vesting in 2019). Annual incentive payouts are shown against organic operating profit growth for each respective financial year, as disclosed in prior-year annual reports.

Governance (continued)

Governance (continued)

Directors’ remuneration policy

This section of the report summarises the policy for the remuneration of the company's Directors. The policy formally came into effect at the AGM on 20 September 2017, in accordance with section 439A of the Companies Act 2006, after being approved in a binding vote by shareholders.

Policy table

The policy has been updated to reflect the change to the company's pension contribution for new Executive Director appointments and the change to the Chief Executive's pension effective 1 July 2019, as well as the inclusion of share price appreciation in the pay for performance scenario charts for the year ending 30 June 2020, in line with the new corporate governance requirements.

The policy approved in September 2017 can be found on the company’s website at www.diageo.com/en/investors/financial-results-and-presentations/directors-remuneration-report-2017/.

●	Base salary	●	Benefits
	Purpose and link to strategy Supports the attraction and retention of the best global talent with the capability to deliver Diageo’s strategy and performance goals.		Purpose and link to strategy Provides market-competitive and cost effective benefits.

Operation
•Normally reviewed annually or following a change in responsibilities with any increases usually taking effect from 1 October.
•The Remuneration Committee considers the following parameters when reviewing base salary levels:
 -Pay increases for other employees across the group.
 -Economic conditions and governance trends.
 -The individual’s performance, skills and responsibilities.
 -Base salaries (and total remuneration) at companies of similar size and international scope to Diageo, with roles typically benchmarked against the FTSE 30 excluding financial services companies, or against similar comparator groups in other locations dependent on the Executive Director’s home market.

Operation
•The provision of benefits depends on the country of residence of the Executive Director and may include but is not limited to a company car or car allowance, the provision of a car and contracted car service or equivalent, product allowance, life insurance, accidental death and disability insurance, medical cover, financial counselling and tax advice.
•The Remuneration Committee has discretion to offer additional allowances, or benefits, to Executive Directors, if considered appropriate and reasonable. These may include relocation expenses, housing allowance and school fees where a Director is asked to relocate from his/her home location as part of their appointment.

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

Opportunity
The benefits package is set at a level which the Remuneration Committee considers:
•Provides an appropriate level of benefits depending on the role and individual circumstances;
•Is appropriate in the context of the benefits offered to the wider workforce in the relevant market, and
•Is in line with comparable roles in companies of a similar size and complexity in the relevant market.

	More detail on page 164		More detail on page 156

Governance (continued)

●	Post-Retirement Provision	●	Diageo Long-Term Incentive Plan (DLTIP)
	Purpose and link to strategy Provides cost-effective, competitive post-retirement benefits.		Purpose and link to strategy Provides focus on delivering superior long-term returns to shareholders.
Operation •Provision of market competitive pension arrangements or a cash alternative based on a percentage of base salary.
Operation
•An annual grant of performance shares and/or market price share options which vest subject to a performance test and continued employment normally over a period of three years.
•Measures and stretching targets are reviewed annually by the Remuneration Committee for each new award.
•Following vesting there is a further retention period of two years. Executive Directors are able to exercise an option or sell sufficient shares to cover any tax liability when an award vests, provided they retain the net shares arising for the two-year retention period.
•Notional dividends accrue on performance share awards to the extent that the performance conditions have been met, delivered as shares or cash at the discretion of the Remuneration Committee at the end of the vesting period.
•The Committee has discretion to reduce the number of shares which vest (subject to HMRC rules regarding approved share options), for example in the event of a material performance failure, or a material restatement of the financial statements. There is an extensive malus clause for awards made from September 2014. The Committee has discretion to decide that:
-the number of shares subject to the award will be reduced;
-the award will lapse;
-retention shares (i.e. vested shares subject to the additional two-year retention period) will be forfeited;
 -vesting of the award or the end of any retention period will be delayed (e.g. until an investigation is completed);
 -additional conditions will be imposed on the vesting of the award or the end of the retention period; and/or
 -any award, bonus or other benefit which might have been granted or paid to the participant in any later year will be reduced or not awarded.
Malus and clawback provisions will apply up to delivery of shares at the end of the retention period (as opposed to the vesting date). The company also has the standard discretion to take account of unforeseen events such as a variation to share capital.

Opportunity
•The maximum company pension contribution under the approved 2017 remuneration policy is 20% of base salary for any new external appointments to an Executive Director position. This has been reduced to 14% of salary effective 1 July 2019.
•Current legacy company contributions for Ivan Menezes and Kathryn Mikells in the year ended 30 June 2019 were 30% and 20% of base salary respectively. The company contribution for Ivan Menezes was reduced from 40% to 30% effective 1 July 2016, and from 30% to 20% effective 1 July 2019.

More detail on pages 160-161
●	Annual Incentive Plan (AIP)

Purpose and link to strategy
Incentivises year-on-year delivery of Diageo’s annual financial and strategic targets. Provides focus on key financial metrics and the individual’s contribution to the company’s performance.

Operation
•Performance measures, weightings and targets are set annually by the Remuneration Committee. Appropriately stretching targets are set by reference to the annual operating plan and historical and projected performance for the company and its peer group.
•The level of award is determined with reference to Diageo’s overall financial and strategic performance and individual performance and is paid out in cash after the end of the financial year.
•The Committee has discretion to adjust the level of payment if it is not deemed to reflect appropriately the individual’s contribution or the overall business performance. Any discretionary adjustments will be detailed in the following year’s annual report on remuneration.
•The Committee has discretion to apply clawback to bonus, i.e. the company may seek to recover bonus paid, in exceptional circumstances such as gross misconduct or gross negligence during the performance period.

Opportunity For threshold performance, up to 50% of salary may be earned, with up to 100% of salary earned for on-target performance and a maximum of 200% of salary payable for outstanding performance.
Opportunity
•The maximum annual grants for the CEO and CFO are 500% and 480% of salary in performance share equivalents respectively (where a market price option is valued at one-third of a performance share). Included within that maximum no more than 375% of salary will be awarded in face value terms in options to any Executive Director in any year.
•Threshold vesting level of 20% of maximum with straight-line vesting up to 100% at maximum for attaining financial metrics and a ranking profile for relative total shareholder return.

Performance conditions
Annual incentive plan awards are based 70%-100% on financial measures which may include, but are not limited to, measures of sales, profit and cash and 0%-30% on broader objectives based on strategic goals and/or individual contribution. Details of the targets will be disclosed retrospectively in next year’s annual report on remuneration, when they are no longer deemed commercially sensitive by the Board.

Performance conditions
•The vesting of awards is linked to a range of measures which may include, but are not limited to:
-a growth measure (e.g. net sales growth, operating profit growth);
-a measure of efficiency (e.g. operating margin, cumulative
free cash flow, return on invested capital); and
-a measure of Diageo’s relative performance in relation to its peers (e.g. relative total shareholder return).
•Measures that apply to performance shares and market price options may differ, as is the case for current awards. Weightings of these measures may also vary year-on-year.
•The Remuneration Committee has discretion to amend the performance conditions in exceptional circumstances if it considers it appropriate to do so, e.g. in cases of accounting policy changes, merger and acquisition activities and disposals. Any such amendments would be fully disclosed and explained in the following year’s annual report on remuneration.

	More detail on pages 157-158		More detail on page 159-160

Governance (continued)

●	All-employee share plans	●	Chairman of the Board and Non-Executive Directors
	Purpose and link to strategy To encourage broader employee share ownership through locally approved plans.		Purpose and link to strategy Supports the attraction, motivation and retention of world-class talent and reflects the value of the individual, their skills and experience, and performance.

Operation
•The company operates tax-efficient all-employee share savings plans in various jurisdictions.
•Executive Directors’ eligibility may depend on their country of residence, tax status and employment company.

Operation
•Fees for the Chairman and Non-Executive Directors are normally reviewed every two years.
•A proportion of the Chairman’s annual fee is used for the monthly purchase of Diageo ordinary shares, which have to be retained until the Chairman retires from the company or ceases to be a Director.
•Fees are reviewed in the light of market practice in the FTSE 30, excluding financial services companies, and anticipated workload, tasks and potential liabilities.
•The Chairman and Non-Executive Directors do not participate in any of the company’s incentive plans nor do they receive pension contributions or benefits. Their travel and accommodation expenses in connection with the attendance of Board meetings (and any tax thereon) are paid by the company.
•The Chairman and the Non-Executive Directors are eligible to receive a product allowance or cash equivalent at the same level as the Executive Directors. All Non-Executive Directors have letters of appointment. A summary of their terms and conditions of appointment is available at www.diageo.com. The Chairman of the Board, Javier Ferrán, was appointed on 1 January 2017, under a letter of appointment for an initial three-year term, terminable on six months’ notice by either party or, if terminated by the company, by payment of six months’ fees in lieu of notice.

Opportunity Limits for all-employee share plans are set by the tax authorities. The company may choose to set its own lower limits.
Performance conditions UK Freeshares: based on Diageo plc financial measures which may include, but are not limited to, measures of sales, profit and cash.

●	Shareholding requirement
Purpose and link to strategy Ensures alignment between the interests of Executive Directors and shareholders.

Operation
•The minimum shareholding requirement is 500% of base salary for the Chief Executive and 400% of base salary for any other Executive Directors.
•Executive Directors are expected to build up their shareholding within five years of their appointment to the Board.
•Executive Directors will be restricted from selling more than 50% of shares which vest under the long-term incentive plan (excluding the sale of shares to cover tax on vesting and other exceptional circumstances to be specifically approved by the Chief Executive and/or Chairman), until the shareholding requirement is met.
•Subject to the remuneration policy review, which will be tabled at the 2020 AGM for shareholder approval, it is anticipated that a post-employment shareholding requirement will be introduced effective 1 July 2020.

Opportunity •Fees for Non-Executive Directors are within the limits set by the shareholders from time to time, with an aggregate limit of £1,200,000, excluding the Chairman’s fees.
	More detail on page 167		More detail on pages 168-169

Governance (continued)

Notes to the Policy Table

Illustrations of application of the remuneration policy

The graphs below illustrate scenarios for the projected total remuneration of Executive Directors at four different levels of performance: minimum, target, maximum and maximum including assumed share price appreciation of 50% (in accordance with the new corporate governance requirements). The impact of potential share price movements is excluded from the other three scenarios. These charts reflect projected remuneration for the financial year ending 30 June 2020.

Basis of calculation and assumptions:

The ‘Minimum’ scenario shows fixed remuneration only, i.e. base salary for the year ending 30 June 2020, total value of contractually agreed benefits for 2020, and the pension benefits to be accrued over the year ending 30 June 2020. These are the only elements of the Executive Directors’ remuneration packages that are not subject to performance conditions.
The ‘Target’ scenario shows fixed remuneration as above, plus a target payout of 50% of the maximum annual bonus and threshold performance vesting for long-term incentive awards at 20% of the maximum award.
The ‘Maximum’ scenario reflects fixed remuneration, plus full payout of annual and long-term incentives.
The ‘Maximum plus share price growth’ scenario reflects fixed remuneration, plus full payout of annual and long-term incentives, including for the latter assumed 50% share price appreciation over the performance period.
The amounts shown in sterling are converted using the cumulative weighted average exchange rate for the year ended 30 June 2019 of £1 = $1.29

Governance (continued)

Performance measures and targets

Further details of AIP performance measures for the year ending 30 June 2020 and DLTIP performance measures and targets that will apply for awards made in September 2019, and how they are aligned with company strategy and the creation of shareholder value, are set out in the annual report on remuneration, on pages 164-165.

Performance targets are set to be stretching yet achievable, and take into account the company’s strategic priorities and business environment. The Committee sets targets based on a range of reference points including the corporate strategy and broker forecasts for both Diageo and its peers.

Approach to recruitment remuneration

Diageo is a global organisation selling its products in more than 180 countries around the world. The ability to recruit and retain the best talent from all over the world is critical to the future success of the business. People diversity in all its forms is a core element of Diageo’s global talent strategy and, managed effectively, is a key driver in delivering Diageo’s performance ambition.

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

In the event that an internal candidate is promoted to Executive Director, legacy terms and conditions would normally be honoured.

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

Annual incentive plan (AIP)
Where the Executive Director leaves for reasons including retirement, death in service, disability, ill-health, injury, redundancy, transfer out of the group and other circumstances at the Remuneration Committee’s discretion during the financial year, they are usually entitled to an incentive payment pro-rated for the period of service during the performance period, which is typically payable at the usual payment date. Where the Executive Director leaves for any other reason, no payment will be made.
The amount is subject to performance conditions being met and at the discretion of the Committee. The Committee has discretion to determine an earlier payment date, for example on death in service.

Diageo 2014 Long-Term Incentive plan (DLTIP)
Where the Executive Director leaves for reasons including retirement, death in service, disability, ill-health, injury, redundancy, transfer out of the group and other circumstances at the Remuneration Committee's discretion during the financial year, awards vest on the original vesting date unless the Remuneration Committee decides otherwise (for example in the case of death in service). When an Executive Director leaves for any other reason, all unvested awards generally lapse immediately. The retention period for vested awards continues for all leavers other than in cases of disability, ill health or death in service, unless the Remuneration Committee decides otherwise.
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

Repatriation
In cases where an Executive Director was recruited from outside the United Kingdom and has been relocated to the United Kingdom as part of their appointment, the company will pay reasonable repatriation costs for leavers at the Committee's discretion.

Governance (continued)

Non-Executive Directors’ unexpired terms of appointment

All Non-Executive Directors are on three-year terms which are expected to be extended up to a total of nine years. The date of initial appointment to the Board and the point at which the current letter of appointment expires for Non-Executive Directors are shown in the table below. Betsy Holden and Peggy Bruzelius stepped down from the Board on 20 September 2018.

Non-Executive Directors	Date of appointment to the Board	Current letter of appointment expires
Javier Ferrán	22 July 2016	AGM September 2019
Lord Davies of Abersoch	1 September 2010	AGM September 2019
Ho KwonPing	1 October 2012	AGM September 2021
Alan Stewart	1 September 2014	AGM September 2020
Nicola Mendelsohn	1 September 2014	AGM September 2020
Susan Kilsby	4 April 2018	AGM September 2021
Debra Crew	18 April 2019	AGM September 2022

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

Consideration of remuneration for other employees

The structure of the reward package for the wider employee population is based on the principle that it should be sufficient to attract and retain the best talent and be competitive within our broader industry, remunerating employees for their contribution linked to our holisitic performance whilst mindful not to over-pay. It is driven by local market practice as well as level of seniority and accountability, reflecting the global nature of Diageo's business.

There is clear alignment in the pay structures for executives and the wider workforce, in the way that remuneration principles are followed as well as the mechanics of the salary review process and incentive plan design, which are broadly consistent throughout the organisation. The performance measures under the annual incentive plan and long-term incentive plan are the same for executives and other eligible employees. There is a strong focus on performance-related pay, with appropriate levels of differentiation to ensure that reward is invested in the talent that will make the biggest contribution to the execution of Diageo's strategy. Where possible, the company also encourages employee share ownership through a number of share plans that allow employees to benefit from the company's success.

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

Each year the Remuneration Committee is briefed on reward outcomes across the company globally as well as the provision of all-employee share plans. The Remuneration Committee has an understanding of the remuneration structures and policies in place for the broader employee population and takes this context, together with the external climate, into account when making decisions on executive pay. More specifically, the Committee also reviews annual salary increase budgets for the general employee population in the United Kingdom and United States as well as the remuneration structure and policy for the global senior management population.

Diageo runs annual employee engagement surveys, which give employees the opportunity to give feedback and express their views on a variety of topics including remuneration. Any comments relating to Executive Directors' remuneration are fed back to the Remuneration Committee.

Governance (continued)

Consideration of shareholder views

The Committee values the continued dialogue with Diageo’s shareholders and engages directly with them and their representative bodies at the earliest opportunity to take their views into account when setting and implementing the company’s remuneration policies. This year, the company has engaged with shareholders and their proxy advisers on the base salary proposals for 2019, short and long-term incentive plan design, target setting for long-term incentive awards to be made in 2019 and viewpoints on the corporate governance code and its implications for Diageo's remuneration policy and practices.

The Committee will be reviewing the remuneration policy over the course of 2020 and will engage extensively with shareholders as part of that review.

Governance (continued)

Annual report on remuneration

The following section provides details of how the company’s 2017 remuneration policy was implemented during the year ended 30 June 2019, and how the Remuneration Committee intends to implement the proposed remuneration policy in the year ending 30 June 2020.

Single total figure of remuneration for Executive Directors

The table below details the Executive Directors’ remuneration for the year ended 30 June 2019.

			Ivan Menezes(i)				Kathryn Mikells(i)
	2019	2019	2018	2018	2019	2019	2018	2018
Fixed pay	'000	'000	'000	'000	'000	'000	'000	'000
Salary	£1,244	$1,605	£1,166	$1,574	£819	$1,056	£767	$1,035
Benefits(ii)	£95	$123	£69	$94	£27	$34	£30	$40
Pension(iii)	£407	$525	£351	$474	£168	$217	£157	$212
Total fixed pay	£1,746	$2,253	£1,586	$2,142	£1,014	$1,307	£954	$1,287

Performance related pay
Annual incentive	£1,521	$1,961	£1,640	$2,214	£946	$1,220	£1,105	$1,492
Long-term incentives (iv)
Value delivered through performance	£3,725	$4,805	£2,964	$4,001	£2,421	$3,123	£3,589	$4,845
Value delivered through share price growth	£4,662	$6,013	£1,658	$2,239	£2,645	$3,411	£1,473	$1,989
Other incentives(v)	—	—	—	—	£4	$5	£4	$5
Total remuneration for Executive Director appointment	£11,654	$15,032	£7,848	$10,596	£7,030	$9,066	£7,125	$9,618

Other performance related pay (Granted prior to appointment as Executive Director)
Long-term incentives (vi)	—	—	£1,147	$1,549	—	—	—	—
TOTAL SINGLE FIGURE	£11,654	$15,032	£8,995	$12,145	£7,030	$9,066	£7,125	$9,618
Notes:

(i)	Exchange rate
The amounts shown in sterling are converted using the cumulative weighted average exchange rate for the respective financial year. For the year ended 30 June 2019 the exchange rate was £1 = $1.29 and for the year ended 30 June 2018 the exchange rate was £1 = $1.35. Ivan Menezes and Kathryn Mikells are both paid in US dollars.

(ii)	Benefits
Benefits is the gross value of all taxable benefits. For Ivan Menezes, these include medical insurance (£18k), company car allowance (£18k), contracted car service (£8k), financial counselling (£48k), product allowance, life and long-term disability cover. Kathryn Mikells’ benefits include flexible benefits allowance (£18k), contracted car service (£3k), life cover (£5k) and product allowance.
Page 148
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
Long-term incentives represent the estimated gain delivered through share options and performance shares where performance conditions have been met in the respective financial year. It also includes the value of additional shares granted in lieu of dividends on these vested performance shares.
‘Value delivered through performance’ is calculated as the number of performance shares and dividend shares vesting in September 2019 multiplied by the share price on the date of grant.
‘Value delivered through share price growth’ is calculated as the difference between the average share price in the last three months of the financial year and the share price on the date of grant multiplied by the number of performance shares and share options vesting in September 2019.
For 2019, long-term incentives comprise performance shares and share options awarded in 2016 and due to vest in September 2019 at 89.3% and 73.1% of maximum respectively, and dividend shares awarded in September 2019 in relation to performance shares vesting in September 2019.
For 2018, long-term incentives comprise performance shares and share options awarded in 2015 that vested in September 2018 at 70% and 60% of maximum respectively, and dividend shares arising on performance shares that vested in September 2018. Long-term incentives have been re-stated to reflect the share price on the vesting date (whereas in the 2018 remuneration report long-term incentives were calculated using the average share price over the last three months of the financial year). For Kathryn Mikells in 2018, long-term incentives included performance shares that vested under the final tranche of the replacement share award made on 9 November 2015 in recognition of share awards forfeited from her former employer, and granted in accordance with the remuneration policy on recruitment remuneration. The performance measures, targets and weightings that applied to this award were the same as the 2015 PSP performance share award, as disclosed in the 2018 remuneration report.
Page 159
(v)	Other incentives
Other incentives include the face value of awards made under the all-employee share plans (number of shares multiplied by the share price on the date of grant). Awards do not have performance conditions attached.

(vi)	Discretionary incentive plan
Ivan Menezes retained interests in long-term incentive awards that were granted to him in 2012, prior to joining the Board under ‘below-Board’ plans (Discretionary Incentive Plan). For 2018, the amount disclosed in the table above was the part of the fourth and final tranche of the award based on performance for the year ended 30 June 2018, which vested at 67% of maximum. The part of the award based on continuing employment for the year ended 30 June 2018 is not required to be reported in the table above and amounts to 14,643 ADRs, which vested on 8 March 2019.

Payments to former directors

There were no payments to former directors in the year ended 30 June 2019, other than payments that have been disclosed in previous remuneration reports.

Payments for loss of office

There were no payments for loss of office to Executive Directors in the year ended 30 June 2019.

Annual incentive plan (AIP)

AIP payout for the year ended 30 June 2019

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

The overall level of performance achieved resulted in an AIP award equating to 122% of base salary for Ivan Menezes and 115% of base salary for Kathryn Mikells. The actual awards received by the Executive Directors are shown in the ‘single total figure of remuneration’ table on page 156.

Group financial measures(i)

Measure	Weighting	Threshold	Target	Maximum	Actual	Payout (% of total AIP opportunity)
Net sales (% growth)(ii)	26.7%	3.50%	5.0%	6.50%	5.9%	21.5%
Operating profit (% growth)(ii)	26.7%	4.5%	8.0%	11.5%	8.6%	15.6%
Average working capital (% net sales)(iii)	26.7%	30bps	120bps	210bps	81bps	10.5%
Group financial payout	80.0%					47.6%

Governance (continued)

Individual business objectives(v)
Measure	Weighting	Target	Outcome	Payout (% of total AIP opportunity)
Ivan Menezes Chief Executive	20%			13.4%
Deliver global Scotch performance		Growth in Scotch net sales Growth in Scotch CAAP (Contribution After Advertising & Promotions) Growth in Johnnie Walker net sales Growth in Johnnie Walker CAAP	Achieved (6% organic growth) Achieved Over-achieved (7% organic growth) Over-achieved	4.2%
Deliver global Reserve performance		Growth in Reserve net sales Growth in Reserve CAAP	Achieved (11% organic growth) Over-achieved	4.2%
Deliver performance in North America		Growth in net sales for North America Growth in operating profit for North America	Over-achieved (5% organic growth) Over-achieved (3% organic growth)	5.0%
Kathryn Mikells Chief Financial Officer	20%			10.0%
Implement inorganic portfolio strategy		Deliver merger & acquisition outcomes Achieve improvement in US spirits growth rate	Achieved Over-achieved	4.2%
Deliver efficiencies across the global finance function		Deliver end-to-end efficiencies in the cost of the global finance function Achieve organisation effectiveness targets for global finance function	Achieved Achieved	3.3%
Deliver a key business driver		Deliver 103% OCC (Operating Cash Conversion)	Partly achieved	2.5%

Payout
	Group (weighted 80%)	IBO (weighted 20%)	Total (% max)	Total (% salary)	Total (’000)(iv)	Total (’000)(iv)
Ivan Menezes	47.6%	13.4%	61.0%	122%	£1,521	$1,961
Kathryn Mikells	47.6%	10.0%	57.6%	115%	£946	$1,220

(i)	Performance against the AIP measures is calculated using 2019 budgeted exchange rates in line with management reporting and excludes the impact of exchange and any exceptional items.

(ii)
For AIP purposes, the net sales and operating profit measures are calculated after adjustments for acquisitions and disposals at budgeted FX rates. For F19, net sales have been adjusted by (0.2)ppts and operating profit by (0.4)ppts to include the impact of the disposal of 19 brands in an arrangement with Sazerac on 20 December 2018.

(iii)
For AIP purposes, average working capital as a percentage of net sales is calculated as the average of the last 12 months of operating working capital (excluding maturing inventories and provisions) divided by annual net sales.

(iv)	AIP payments are calculated using base salary as at 30 June 2019, in line with the global policy that applies to other employees across the company.
(v) The targets and actuals for some of the market or category objectives have not been disclosed as they are considered commercially sensitive.

Governance (continued)

Long-term incentive plans (LTIPs)

As approved by shareholders at the AGM in September 2014, long-term incentive awards are made under the Diageo Long-Term Incentive Plan (DLTIP). Awards are designed to incentivise Executive Directors and senior managers to deliver long-term sustainable performance and are subject to performance conditions normally measured over a three-year period. Awards are delivered on an annual basis in both performance shares and share options.

Share options – granted in September 2016, vesting in September 2019

On 5 September 2016, Ivan Menezes and Kathryn Mikells received share option awards of 54,356 (ADRs) and 128,253 (ORDs) respectively under the DLTIP, with an exercise price of $113.66 and 2113p respectively. The award was subject to a performance condition assessed over a three-year period based on compound annual adjusted eps growth with a straight-line payout between threshold and maximum. Vesting is on a pro rata basis ranging from a threshold level of 20% to a maximum level of 100%.

Performance shares – awarded in September 2016, vesting in September 2019

On 5 September 2016, Ivan Menezes and Kathryn Mikells received performance share awards of 54,356 (ADRs) and 128,253 (ORDs) respectively under the DLTIP. Awards vest after a three-year period subject to the achievement of specified performance conditions. Notional dividends accrue on awards and are paid out either in cash or shares in accordance with the vesting schedule.

The vesting of 2016 performance share awards was subject to the achievement of three equally weighted performance measures:

1.	Diageo’s three-year total shareholder return (TSR) ranked against the TSR of a peer group of international drinks and consumer goods companies;

2.	Growth in organic net sales on a compound annual basis; and

3.	Cumulative adjusted free cash flow.

For cumulative free cash flow and net sales, there is straight-line vesting between threshold and the midpoint, and between the midpoint and the maximum.

The vesting profile for relative TSR is shown below:

TSR ranking (out of 17)	Vesting (% max)	TSR peer group (16 companies)
1st, 2nd or 3rd	100%	AB Inbev	Mondelēz International
4th	95%	Brown Forman	Nestlé
5th	75%	Carlsberg	PepsiCo
6th	65%	Coca-Cola	Pernod Ricard
7th	55%	Colgate-Palmolive	Procter & Gamble
8th	45%	Groupe Danone	Reckitt Benckiser
9th	20%	Heineken	L'Oreal
10th or below	0%	Kimberly-Clark	Unilever

Governance (continued)

The targets and vesting outcome for performance share and share option awards granted in September 2016 are shown in the following tables:

Vesting of 2016 DLTIP	Threshold	Midpoint	Maximum	Actual	Vesting (% maximum)
Organic net sales growth (CAGR)(i)	3.5%	4.75%	6.0%	5.1%	71.5%
Relative total shareholder return(ii)	9th	-	3rd	2nd	100.0%
Cumulative free cash flow (CAGR)(iii)	£5,700m	£6,400m	£7,100m	£7,036m	96.3%
Vesting of performance shares (% maximum)					89.3%
Adjusted eps growth(iv)	4.0%	6.75%	9.5%	7.7%
Vesting of share options (% maximum)					73.1%

(i) The compound annual growth rate (CAGR) for organic net sales growth is based on the application of annual organic net sales growth rates in each of the individual years ended June 2017, June 2018 and June 2019 (using the year ended 30 June 2016 as a base).
(ii) Relative total shareholder return is measured as the percentage growth in Diageo’s ordinary share price (assuming all dividends and capital distributions are re-invested) compared to the total shareholder return of the peer group of 16 international drinks and consumer goods companies, based on an average period of 6 months, and converted to a common currency (US dollars). SABMiller was acquired by AB Inbev on 10 October 2016. SABMiller is replaced by L'Oreal for the full performance period for the 2016 vesting outcome.
(iii) Cumulative free cash flow is the aggregate of free cash flow for the three-year period excluding the impact of exchange, cash flows from exceptional items and the interest cost on share buy back programmes.
(iv) The compound annual growth rate (CAGR) for earnings per share growth is based on the application of annual adjusted eps growth rates in each of the individual years ended June 2017, June 2018 and June 2019 (using the year ended June 2016 as a base) excluding the impact of exchange, exceptional items, share buy back programmes and the post employment net income/charges included in other financial charges.

Accordingly, the 2016 performance share award vested at 89.3% and the 2016 share option award vested at 73.1% of the maximum.

Pension and benefits in the year ended 30 June 2019

Benefits

Benefits provisions for the Executive Directors are in accordance with the information set out in the future policy table.

Pension arrangements

Ivan Menezes and Kathryn Mikells are members of the Diageo North America Inc. Supplemental Executive Retirement Plan (SERP) with an accrual rate of 30% and 20% of base salary respectively during the year ended 30 June 2019.

The SERP is an unfunded, non-qualified supplemental retirement programme. Under the plan, accrued company contributions are subject to quarterly interest credits. Under the rules of the SERP, employees can withdraw the balance of the plan 6 months after leaving service (in the case of Ivan Menezes) or 6 months after leaving service or age 55, if later (in the case of Kathryn Mikells). The balance may be withdrawn in either a lump sum or five equal annual instalments, depending on the size of the balance.

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

Ivan Menezes was also a member of the Diageo Pension Scheme (DPS) in the United Kingdom between 1 February 1997 and 30 November 1999. The accrual of pensionable service ceased in 1999 but the linkage to salary remained until January 2012. Under the Rules of the Scheme, this benefit is payable unreduced from age 60. Ivan Menezes is able to take his UK pension benefits from age 58 without consent, and his benefit would not be subject to any actuarial reduction in respect of early payment. This is a discretionary policy Diageo offers that is not set out in the DPS Scheme Rules.

Upon death in service, a life insurance benefit of $3 million is payable for Ivan Menezes and a lump sum of four times base salary is payable for Kathryn Mikells.

The table below shows the pension benefits accrued by each Director to date. The accrued United Kingdom benefits for Ivan Menezes are annual pension amounts, whereas the accrued US benefits for Ivan Menezes and Kathryn Mikells are one-off cash balance amounts.

Governance (continued)

	30 June 2019		30 June 2018
Executive Director	UK pension £'000 p.a.	US benefit £'000	UK pension £'000 p.a.	US benefit £'000
Ivan Menezes(i)	73	7,543	71	6,680
Kathryn Mikells(ii)	Nil	587	Nil	391

(i)    Ivan Menezes' US benefits are higher at 30 June 2019 than at 30 June 2018 by £863k
(a) £510k of which is due to pension benefits earned over the year (£407k of which is over and above the increase due to inflation – as reported in the single figure of remuneration, see page 156);
(b) £80k of which is due to interest earned on his deferred US benefits over the year; and
(c) £273k of which is due to exchange rate movements over the year.

(ii)    Kathryn Mikells’ US benefits are higher at 30 June 2019 than at 30 June 2018 by £196k
(a) £178k of which is due to pension benefits earned over the year (£168k of which is over and above the increase due to inflation – as reported in the single figure of remuneration, see page 156); and
(b) £18k of which is due to exchange rate movements over the year.

The Normal Retirement Age applicable to each Director’s benefits depends on the pension scheme, as outlined below.

Executive Director	UK benefits (DPS)	US benefits (Cash balance)	US benefits (BSP)	US benefits (SERP)
Ivan Menezes	60	65	6 months after leaving service	6 months after leaving service
Kathryn Mikells	n/a	n/a	n/a	6 months after leaving service, or age 55 if later

DLTIP awards made during the year ended 30 June 2019

On 3 September 2018, Ivan Menezes and Kathryn Mikells received awards of performance shares and market price share options under the DLTIP; details are provided in the table below. The three-year period over which performance will be measured is 1 July 2018 to 30 June 2021.

The performance measures for performance share awards are organic net sales growth, cumulative free cash flow and organic profit before exceptional items and tax growth, equally weighted. The performance measures for share option awards are organic profit before exceptional items and tax growth and relative total shareholder return, equally weighted. The targets were disclosed in full in the 2018 remuneration report.

20% of DLTIP awards will vest at threshold, with straight-line vesting up to 100% if the maximum level of performance is achieved.

Executive Director	Date of grant	Plan	Share type	Awards made during the year	Exercise price	Face value '000	Face value (% of salary)
Ivan Menezes	03/09/2018	DLTIP - share options	ADR	42,848	$140.89	$6,049	375%
Ivan Menezes	03/09/2018	DLTIP - performance shares	ADR	42,848	-	$6,049	375%
Kathryn Mikells	03/09/2018	DLTIP - share options	ADR	27,062	$140.89	$3,820	360%
Kathryn Mikells	03/09/2018	DLTIP - performance shares	ADR	27,062	-	$3,820	360%

The proportion of the awards outlined above that will vest is dependent upon the achievement of performance conditions and continued employment, and the actual value may be nil. The vesting outcomes will be disclosed in the 2021 Annual Report.

The face value of each award has been calculated using the award price at the time of grant. In accordance with the rules, the number of performance shares and share options granted under the DLTIP was calculated by using the average closing share price for the last six months of the preceding financial year ($141.17 ADRs). In accordance with the plan rules, the exercise price was calculated using the average closing share price of the three days preceding the grant date ($140.89 ADRs). The share price on the date of grant was $139.41 ADRs.

Governance (continued)

Outstanding share plan interests

Plan name	Date of award	Performance period	Date of vesting	Share type	Share price on date of grant	Exercise price	Number of shares/options at 30 June 2018(i)	Granted	Vested/exercised	Dividends awarded and released	Lapsed	Number of shares/options at 30 June 2019
Ivan Menezes
SESOP(iii)	Sep 2011	2011-2014	2014	ADR		$76.70	36,587		36,587			—
DLTIP - share options	Sep 2015	2015-2018	2018	ADR		$104.93	49,825				19,930	29,895
Total vested but unexercised share options in Ords(ii)												119,580
DLTIP - share options(v)	Sep 2016	2016-2019	2019	ADR		$113.66	54,356					54,356
DLTIP - share options(vi)	Sep 2017	2017-2020	2020	ADR		$134.06	51,268					51,268
DLTIP - share options	Sep 2018	2018-2021	2021	ADR		$140.89		42,848				42,848
Total unvested share options subject to performance in Ords(ii)												593,888
DIP(iv)	Mar 2012	2012-2019	2016-2019	ADR	$96.44		14,643		9,761		4,882	—
DLTIP - performance shares(x)	Sep 2015	2015-2018	2018	ADR	$104.30		49,825		34,877	2,451	14,948	—
DLTIP - performance shares(v)	Sep 2016	2016-2019	2019	ADR	$115.77		54,356					54,356
DLTIP - performance shares(vi)	Sep 2017	2017-2020	2020	ADR	$134.83		51,268					51,268
DLTIP - performance shares	Sep 2018	2018-2021	2021	ADR	$139.41			42,848				42,848
Total unvested shares subject to performance in Ords(ii)												593,888
DIP(iv)	Mar 2012	2012-2019	2016-2019	ADR	$96.44		14,643		14,643			—
Total unvested shares not subject to performance in Ords(ii)												—
Kathryn Mikells
DLTIP - share options(v)(viii)	Sep 2016	2016-2019	2019	Ord		2113p	128,253					128,253
DLTIP - share options(vi)	Sep 2017	2017-2020	2020	ADR		$134.06	32,380					32,380
DLTIP - share options	Sep 2018	2018-2021	2021	ADR		$140.89		27,062				27,062
Total unvested share options subject to performance in Ords(ii)(xi)												366,021
DBOP - performance shares(vii)(ix)	Nov 2015	2015-2018	2018	Ord	1866p		246,300		172,410	11,913	73,890	—
DLTIP - performance shares(v)(viii)	Sep 2016	2016-2019	2019	Ord	2127p		128,253					128,253
DLTIP - performance shares(vi)	Sep 2017	2017-2020	2020	ADR	$134.83		32,380					32,380
DLTIP - performance shares	Sep 2018	2018-2021	2021	ADR	$139.41			27,062				27,062
Total unvested shares subject to performance in Ords(ii)												366,021
DBOP - restricted shares(vii)(ix)	Nov 2015	2015-2018	2018	Ord	1866p		43,868		43,868			—
Total unvested shares not subject to performance in Ords(ii)												—

(i)
For unvested awards this is the number of shares/options initially awarded. For exercisable share options, this is the number of outstanding options. All share options have an expiry date of ten years after the date of grant.

(ii)	ADRs have been converted to Ords (one ADR is equivalent to four ordinary shares) for the purpose of calculating the total number of vested and unvested shares and options.

(iii)	Options granted prior to the Executive's appointment to the Board. Ivan Menezes exercised these options on 27 July 2018, with a market value of $148.25.

(iv)
Ivan Menezes retained interests in an award that was granted to him prior to joining the Board under ‘below-board’ plans (Discretionary Incentive Plan), amounting to a total of 117,142 ADRs, granted in 2012. The award was subject to performance conditions and continuing employment. 66.67% of the first tranche vested in March 2016, 66.67% of the second tranche vested in March 2017, 50% of the third tranche vested in March 2018 and 66.67% of the fourth and final tranche vested in March 2019.

(v)
Awards made of performance shares and share options under the DLTIP in September 2016 and due to vest in September 2019 are included here as unvested share awards subject to performance conditions, although the awards have also been included in the single figure of remuneration table on page 156, since the performance period ended during the year ended 30 June 2019.

(vi)	Details of the performance conditions attached to DLTIP awards of performance shares and share options granted in 2017 were disclosed in Diageo's 2017 Annual Report.

(vii)
Replacement shares awarded to Kathryn Mikells on her appointment as Chief Financial Officer on 9 November 2015, in recognition of share awards she forfeited from her previous employer. These awards were made under the Diageo Buy Out Plan (DBOP).

(viii)	1,419 Ords of this award were delivered as tax-qualified share options.

(ix)	Kathryn Mikells must retain 97,474 Ords of the DBOP shares that vested on 9 November 2018 until 9 November 2020

(x)	Ivan Menezes must retain 19,317 ADR of the 37,328 shares that vested on 4 September 2018 until 4 September 2020

(xi)	Kathryn Mikells also holds 1,031 outstanding options over ordinary shares under an all-employee share plan, which are not subject to performance and not included in this table.

Governance (continued)

CEO pay ratio

Diageo is committed to good corporate governance and transparency in the reporting of remuneration. Ahead of the new disclosure requirement coming into effect for Diageo in 2020, the CEO pay ratio for the year ended 30 June 2019 is outlined below.

Year	Method	25th percentile pay ratio	Median pay ratio	75th percentile pay ratio
2019	Option A	255:1	199:1	159:1
	Option A excluding long-term incentives	71:1	56:1	45:1
	Total pay and benefits	£45,782	£58,448	£73,179
	Salary	£31,586	£40,325	£52,459

Methodology

The CEO pay ratio provides a comparison of the total remuneration paid to the Chief Executive in the year ended 30 June 2019 with the total remuneration paid to three employees at the 25th, 50th and 75th percentile of Diageo’s workforce in the United Kingdom.

The three employees at these percentiles have been identified using ‘Option A’ of the three methodologies provided under the new regulations, which we believe is the most statistically accurate approach. Total full-time equivalent remuneration for people employed for the full twelve-month period in the United Kingdom has been calculated in line with the methodology for the ‘single figure of remuneration’ for the Chief Executive (shown on page 156 of this report) and then ranked to identify the employees sitting at the percentiles. Total remuneration for employees is based on actual earnings for the 11 months to 31 May 2019, with estimates used for June 2019 pay. Annual incentive payments for employees have been calculated using the Diageo Group financial performance outcome, rather than any regional or market business multiples, to ensure a like-for-like comparison across remuneration structures. Pension is calculated as the total cost of contributions made by the company during the financial year. Employees on inbound and outbound international assignments to and from the United Kingdom have been excluded from the analysis as their remuneration structures are not representative of the norm in the United Kingdom.

Points to note for the year 2019

The median pay ratio for 2019 of 199:1 reflects the impact of annual and long-term incentives, since a much greater proportion of the Chief Executive’s total remuneration is made up of performance-based pay, and in 2019 performance has been very strong.

Ratios will differ significantly between companies as a result of the business model and composition of the workforce. The structure of our business means that we employ a large number of manufacturing workers (almost half of our workforce in the United Kingdom), who are involved in the distillation, warehousing, maturation, bottling and packaging of Scotch whisky and other spirits and beer.

Attracting world-class talent across our United Kingdom business

Under our reward philosophy, we seek to attract world-class talent in an increasingly competitive market by offering total reward packages that people value and that support them to be their best.

•
We have a robust approach to salary management which is underpinned by regular market benchmarking to ensure that we offer competitive rates of pay across the business. We undertake regular reviews to maintain appropriate positioning against the market-linked salary ranges, with a particular focus on those individuals who are expected to progress into more stretching roles over time.

•	Diageo has been a Living Wage employer in the United Kingdom since 2017.

•
We offer a competitive pension scheme which provides a top-rate employer contribution of 14% of salary for all employees in the United Kingdom. Currently, many employees in the United Kingdom are members of legacy pension schemes and enjoy more generous employer contribution levels.

Governance (continued)

•
We are proud of the progress we have already made towards gender equality in our business and have a clear ambition to deliver more. Diageo Great Britain and Diageo Scotland reported a median pay gap of +5.4% for the year to April 2018, with women holding 34% of senior leadership roles, and our goal is to increase women senior leaders to 40% by 2025. We are proud of the work we have done towards closing the gender pay gap and are actively engaged in a range of initiatives to further improve how we attract, engage and develop women, as well as other under-represented groups. Attracting the broadest talent is crucial to our future growth and the sustainability of our business.

•
We recently launched a new market-leading global family leave policy, which provides a minimum of 26 weeks’ of fully paid maternity leave to all women and a minimum of 4 weeks (with many of our markets moving to 26 weeks) of fully paid paternity leave to all men.

•
We firmly believe in the value of employee share ownership and encourage people to participate in our Sharesave and Share Incentive Plan (SIP) offering, which are tax-efficient plans in the United Kingdom that allow employees to share in the success of Diageo. Each year all employees receive up to 10% of salary in Freeshares under the SIP as well as being able to purchase additional shares and being eligible to receive matching shares from Diageo. Around 75% of employees in the United Kingdom participate in Sharesave and around 70% participate in the share purchase/share match feature of the SIP.

•	All employees in the United Kingdom also benefit from a product allowance, which allows them to enjoy (and be ambassadors for) Diageo products.

Salary

Salary increases to be applied in the year ending 30 June 2020

As outlined in the 2018 annual report on remuneration, base salaries for the Chief Executive and Chief Financial Officer were increased by 2%, effective from 1 October 2018.

In June 2019, the Remuneration Committee reviewed base salaries for senior management and agreed new salaries which will apply from 1 October 2019. In determining these salaries, the Remuneration Committee took into consideration a number of factors including general employee salary budgets and employment conditions, individual performance and experience, and salary positioning relative to internal and external peers. The overall budgeted salary increase for the salary review in October 2019 is 3% of base salary for employees in the United Kingdom and 3% in North America.

The Committee considered very carefully the total remuneration positioning of the Chief Executive and Chief Financial Officer, the salary budget for all employees in the United Kingdom and the expectations of shareholders with respect to continuing pay restraint. As a result, it was agreed that there would be a 3% salary increase for both the Chief Executive and the Chief Financial Officer, effective from 1 October 2019.

	Ivan Menezes		Kathryn Mikells
Salary at 1 October ('000)	2019	2018	2019	2018
Base salary	$1,661	$1,613	$1,093	$1,061
% increase (over previous year)	3%	2%	3%	2%

AIP design for the year ending 30 June 2020

The measures and targets used in the AIP are reviewed annually by the Remuneration Committee and are chosen to drive financial and individual business performance goals related to the company’s short-term strategic operational objectives. The AIP design for Executive Directors in the year ending 30 June 2020 will comprise of the following performance measures and weightings:

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

Governance (continued)

•	Individual business objectives (20% weighting): measurable deliverables that are specific to the individual and are focused on supporting the delivery of key strategic objectives.

This is the same structure and weightings as applied in the year ended 30 June 2019, to ensure continued focus on both profit and loss and balance sheet measures.

Details of the targets for the year ending 30 June 2020 will be disclosed retrospectively in next year’s annual report on remuneration, by which time they will no longer be deemed commercially sensitive by the Board.

DLTIP awards to be made in the year ending 30 June 2020

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

As last year, DLTIP awards made in September 2019 will comprise awards of both performance shares and share options, based on stretching targets against key performance measures as outlined in the table below. The performance share element of the DLTIP applies to the Executive Committee and the top cadre of Senior Leaders across the organisation worldwide, whilst the share option element is applicable to a much smaller population comprising only members of the Executive Committee. One market price option is valued at one-third of a performance share.

The table below outlines the targets and the vesting profile for these awards to the Executive Directors and the relative weightings of each performance measure as a percentage of the total award in performance share equivalents. Performance will be tested over three financial years, beginning with the year ending 30 June 2020.

	Performance shares			Share options
	Profit before exceptional items and tax (CAGR)	Organic net sales (CAGR)	Cumulative free cash flow (£m)	Relative total shareholder return	Profit before exceptional items and tax (CAGR)	Vesting profile
Weighting (% total)	25%	25%	25%	12.5%	12.5%	100%
Threshold	4.5% p.a.	3.75% p.a.	£8,600m	Median ranking (ninth)	4.5% p.a.	20%
Mid-point	7.5% p.a.	4.875% p.a.	£9,100m	—	7.5% p.a.	60%
Maximum	10.5% p.a.	6.00% p.a.	£9,600m	Upper quintile (third or above)	10.5% p.a.	100%

It is intended that a DLTIP award of 500% of base salary will be made to Ivan Menezes in September 2019, comprising 375% of salary in performance shares and 125% of salary in market price share options (in performance share equivalents; one market price option is valued at one-third of a performance share).

It is intended that a DLTIP award of 480% of salary will be made to Kathryn Mikells in September 2019, comprising 360% of salary in performance shares and 120% of salary in market price share options (in performance share equivalents).

The table below summarises the annual DLTIP awards to Ivan Menezes and Kathryn Mikells in September 2019.

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

	Paul S Walsh £'000	Paul S Walsh £'000	Paul S Walsh £'000	Paul S Walsh £'000	Ivan Menezes (i) £'000	Ivan Menezes (i) £'000	Ivan Menezes (i)£'000	Ivan Menezes (i)£'000	Ivan Menezes (i)£'000	Ivan Menezes (i)£'000
Chief Executive total remuneration (includes legacy LTIP awards)	3,231	4,449	11,746	15,557	7,312	3,888	4,156	3,399	8,995	11,654
Annual incentive (% maximum opportunity)	86%	77%	74%	51%	9%	44%	65%	68%	70%	61.0%
Share option (% maximum opportunity)	100%	100%	100%	100%	71%	0%	0%	0%	60%	73.1%
Performance share (% maximum opportunity)	0%	0%	65%	95%	55%	33%	31%	0%	70%	89.3%

(i)	To enable comparison Ivan Menezes’ single total figure of remuneration has been converted into sterling using the average weighted exchange rate for the relevant financial year.

Governance (continued)

Directors’ shareholding requirements and share and other interests

The beneficial interests of the Directors in office at 30 June 2019 (and their connected persons) in the ordinary shares (or ordinary share equivalents) of the company are shown in the table below.

	Ordinary shares or equivalent(i)
	11 July 2019(ii)	30 June 2019 (or date of departure, if earlier)	30 June 2018 (or date of departure, if earlier)	Shareholding requirement (% salary) (iii) (or date of departure, if earlier)	Shareholding at 11 July 2019 (% salary) (iii) (or date of departure, if earlier)	Shareholding requirement met
Chairman
Javier Ferrán(iv)	217,243	217,000	148,415	—	—	—
Executive Directors
Ivan Menezes(iv)	1,122,042	1,122,042	973,586	500%	2,620%	Yes
Kathryn Mikells(iv),(vii)	158,513	158,506	37,245	400%	563%	Yes
Non-Executive Directors
Peggy B Bruzelius(vi)	—	5,000	5,000	—	—	—
Lord Davies of Abersoch	5,052	5,052	5,052	—	—	—
Betsy D Holden(iv),(vi)	—	17,400	17,400	—	—	—
Ho KwonPing	4,543	4,543	4,463	—	—	—
Alan JH Stewart	6,751	6,751	6,660	—	—	—
Nicola S Mendelsohn	5,000	5,000	5,000	—	—	—
Susan Kilsby(iv)	2,600	2,600	—	—	—	—
Debra Crew(iv)(v)	260	260	—	—	—	—

Notes

(i)	Each person listed beneficially owns less than one percent of Diageo’s ordinary shares. Ordinary shares held by Directors have the same voting rights as all other ordinary shares.

(ii)
Any change in shareholding between the end of the financial year on 30 June 2019 and the last practicable date before publication of this report, being 11 July 2019, is outlined in the table above. The last practicable date is within one month of the AGM notice.

(iii)
Both the shareholding requirement and shareholding at 11 July 2019 are expressed as a percentage of base salary on 30 June 2019 and calculated using an average share price for the year ended 30 June 2019 of 2,919.66 pence.

(iv)
Javier Ferrán, Ivan Menezes, Kathryn Mikells, Susan Kilsby, Debra Crew and Betsy D Holden have share interests in ADRs (one ADR is equivalent to four ordinary shares); the share interests in the table are stated as ordinary share equivalents.

(v)	Debra Crew was appointed to the Board on 18 April 2019.

(vi)	Peggy B Bruzelius and Betsy D Holden stepped down from the Board on 20 September 2018.

(vii)	Kathryn Mikells has five years from the date of her appointment, that is, until 9 November 2020, to meet the shareholding requirement.

Percentage change in remuneration of the director undertaking the role of Chief Executive

The table below shows a comparison of the percentage change in the Chief Executive’s remuneration to the average percentage change in remuneration for the UK and US population from 2018 to 2019. The chosen population represents the most appropriate comparator group for the Chief Executive, as the Committee considers salary increase budgets in these countries when reviewing Executive Directors’ base salaries. Furthermore, the majority of Executive Committee members as well as the Executive Directors are on UK or US reward packages.

	Salary	Taxable benefits	Bonus
	% change	% change	% change
Chief Executive percentage change from 2018 to 2019	2%	31%	(7)%
Average % change for the UK and US workforce from 2018 to 2019	5%	0%	22.6%

The percentage change for the Chief Executive is based on the remuneration of Ivan Menezes from 2018 to 2019.

UK salary, benefits and bonus data for both 2018 and 2019 have been converted into US dollars using the cumulative weighted average exchange rate for the year ended 30 June 2019 of £1 = $1.29.

Governance (continued)

External appointments held by the Executive Directors

Executive Directors may accept external appointments as Non-Executive Directors of other companies and retain any related fees paid to them, subject to the specific approval of the Board in each case.

Ivan Menezes – During the year ended 30 June 2019, Ivan Menezes served as a Non-Executive Director of Tapestry Inc and earned fees of $90,000. In line with the Tapestry Inc policy for outside directors, Ivan Menezes is eligible to be granted share options and restricted share units (RSUs). During the year ended 30 June 2019, he was granted 7,712 options at an option price of $43.03, 1,743 RSUs at a fair market value of $43.03 per share, 18 RSUs in lieu of dividends at a fair market value of $33.09 and 17 RSUs in lieu of dividends at a fair market value of $33.70.

Kathryn Mikells – During the year ended 30 June 2019, Kathryn Mikells served as a Non-Executive Director of Hartford Financial Services Group Inc. and earned fees of $100,000 for the full year, which were deferred into equity.

Non-Executive Directors

Non-Executive Directors’ fees

Javier Ferrán’s fee as non-executive Chairman effective 1 January 2018 is £600,000 per annum. The Chairman’s fee is appropriately positioned against our comparator group of FTSE 30 companies excluding financial services.

There was no change to the basic fee for Non-Executive Directors or to the additional fees for the Senior Non-Executive Director, Chair of the Audit Committee and Chair of the Remuneration Committee in the year ended 30 June 2019. The next review is scheduled for January 2020.

	January 2019	January 2018
Per annum fees	£'000	£'000
Chairman of the Board	600	600
Non-Executive Directors
Base fee	92	92
Senior Non-Executive Director	25	25
Chairman of the Audit Committee	30	30
Chairman of the Remuneration Committee	30	30

Governance (continued)

Non-Executive Directors’ remuneration for the year ended 30 June 2019

	Fees £'000		Taxable benefits(i) £'000		Total £'000
	2019	2018	2019	2018	2019	2018
Chairman
Javier Ferrán(ii)	600	600	1	2	601	602
Non-Executive Directors
Lord Davies of Abersoch	134	142	1	3	135	145
Peggy B Bruzelius(iii)	20	90	4	5	24	95
Betsy D Holden(iii)	20	90	7	11	27	101
Susan Kilsby(iv)	105	22	6	1	111	23
Debra Crew(v)	19	—	—	—	19	—
Ho KwonPing	92	90	2	1	94	91
Nicola S Mendelsohn	92	90	1	1	93	91
Alan JH Stewart	122	120	1	2	123	122

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

(ii)
£100,000 of Javier Ferrán’s net remuneration in the year ended 30 June 2019 was used for the monthly purchase of Diageo ordinary shares, which must be retained until he retires from the company or ceases to be a Director for any other reason.

(iii)	Betsy D Holden and Peggy B Bruzelius stepped down from the Board on 20 September 2018.
(iv) Susan Kilsby was appointed as Chair of the the Remuneration Committee on 29 January 2019.
(v) Debra Crew was appointed to the Board on 18 April 2019.

Relative importance of spend on pay

The graph below illustrates the relative importance of spend on pay (total remuneration of all group employees) compared with distributions to shareholders (total dividends plus the share buyback programme but excluding transaction costs), and the percentage change from the year ended 30 June 2018 to the year ended 30 June 2019. The Committee considers that there are no other significant distributions or payments of profit or cash flow.

Governance (continued)

Remuneration committee

The Remuneration Committee consists of the following independent Non-Executive Directors: Susan Kilsby, Lord Davies of Abersoch, Ho KwonPing, Nicola S Mendelsohn, Alan JH Stewart and Debra Crew. Peggy B Bruzelius and Betsy D Holden were members of the Remuneration Committee until they stepped down from the Board on 20 September 2018. Susan Kilsby is the Chair of the Remuneration Committee. The Chairman of the Board and the Chief Executive may, by invitation, attend Remuneration Committee meetings except when their own remuneration is discussed. Diageo’s Chief Human Resources Officer and Global Performance and Reward Director are also invited from time to time by the Remuneration Committee to provide their views and advice. The Chief Executive and Chief Human Resources Officer are not present when their own remuneration is discussed. The Chief Financial Officer may also attend to provide performance context to the Committee during its discussions about target setting. Information on meetings held and director attendance is disclosed in the corporate governance report.

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

External advisors

During the year ended 30 June 2019, the Remuneration Committee received independent advice on executive remuneration from Mercer who was appointed by the Committee in December 2013. Following a tendering process, Deloitte was appointed by the Committee in May 2019 and provided advice for the remainder of the financial year.

Mercer is a signatory to, and abides by, the Remuneration Consultants Group Code of Conduct. Further details can be found at www.remunerationconsultantsgroup.com. Mercer provides unrelated services to the company in the areas of all-employee reward and retirement benefits. The Remuneration Committee is satisfied that the advice it receives from Mercer is independent. During the year, Mercer supported the Committee in providing remuneration benchmarking survey data to support the salary review for the Executive Committee, providing advice on the design of long-term incentives and the level of stretch in the long-term incentive targets and providing periodic updates on the TSR of Diageo and its peer companies for outstanding performance cycles. The fees paid to Mercer in relation to advice provided to the Committee were £58,458 and were determined on a time and expenses basis.

Deloitte is also a signatory to, and abides by, the Remuneration Consultants Group Code of Conduct. During the past year, separate Deloitte teams provided consultancy support to Diageo in relation to services including mergers and acquisitions, analytics transformation, tax, immigration and net revenue management. The Remuneration Committee is satisfied that the advice it receives from Deloitte is independent. During the year, Deloitte supported the Committee in preparing this Directors’ remuneration report, providing advice on the design of the annual and long-term incentives, assessing the level of stretch in the annual and long-term incentive targets, calculating the TSR of Diageo and its peer companies for the 2016 DLTIP awards and an update on other outstanding performance cycles. The fees paid to Deloitte in relation to advice provided to the Committee during the year ended 30 June 2019 were £26,600 and were determined on a time and expenses basis.

Clifford Chance provided advice on the operation of share plans during the year. Fees paid in relation to this advice, again on a time and expenses basis, were £20,912.

Governance (continued)

The Committee is satisfied that the Mercer, Deloitte and Clifford Chance engagement partners and teams that provide remuneration advice to the Committee do not have connections with Diageo that may impair their independence. The Committee reviewed the potential for conflicts of interest and judged that there were appropriate safeguards against such conflicts.

Statement of voting

The following table summarises the details of votes cast in respect of the resolutions on the Directors’ remuneration policy at the 2017 AGM and Directors’ remuneration report at the 2018 AGM.

	For	Against	Total votes cast	Abstentions
Directors’ remuneration policy
Total number of votes	1,905,251,510	75,507,013	1,980,758,523	2,048,247
Percentage of votes cast	96.19%	3.81%	100%	n/a
Annual report on remuneration
Total number of votes	1,873,234,182	67,057,068	1,940,291,250	11,728,553
Percentage of votes cast	96.54%	3.46%	100%	n/a

The Committee was pleased with the level of support shown for the remuneration policy and implementation report and appreciated the active participation of shareholders and their representative advisory bodies in consulting on executive remuneration matters.

Governance (continued)

Additional information

Emoluments and share interests of senior management

The total emoluments for the year ended 30 June 2019 of the Executive Directors, the Executive Committee members and the Company Secretary (together, the senior management) of Diageo comprising base salary, annual incentive plan, share incentive plan, termination payments and other benefits were £21.5 million (2018 – £20.3 million).

The aggregate amount of gains made by the senior management from the exercise of share options and from the vesting of awards during the year was £37 million. In addition, they were granted 914,727 performance-based share options under the Diageo Long-Term Incentive Plan (DLTIP) during the year at a weighted average share price of 2715 pence, exercisable by 2028 and no options were granted under DLTIP that are not subject to performance. In addition they were granted 1,211 options over ordinary shares under the UK savings-related share options scheme (SAYE). They were also awarded 1,211,885 performance shares under the DLTIP and Diageo Exceptional Stock Award Plan (DESAP) in September 2018, which will vest in three years subject to the relevant performance conditions.

Senior management options over ordinary shares

At 11 July 2019, the senior management had an aggregate beneficial interest in 2,365,736 ordinary shares in the company and in the following options over ordinary shares in the company:

	Number of options	Weighted average exercise price	Option period
Ivan Menezes	713,468	2324p	2018 - 2028
Kathryn Mikells	367,052	2455p	2019 - 2028
Other(i)	2,524,566	2297p	2012 - 2028
	3,605,086

(i)    Other members of the Executive Committee, which includes the Company Secretary.

Key management personnel related party transactions

Key management personnel of the group comprises the Executive and Non-Executive Directors, the members of the Executive Committee and the Company Secretary.

Diageo plc has granted rolling indemnities to the Directors and the Company Secretary, uncapped in amount, in relation to certain losses and liabilities which they may incur in the course of acting as Directors or Company Secretary (as applicable) of Diageo plc or of one or more of its subsidiaries. These indemnities continue to be in place at 30 June 2019.

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

Governance (continued)

Statutory and audit requirements

This report was approved by a duly authorised Committee of the Board of Directors, on 23 July 2019 and was signed on its behalf by Susan Kilsby who is Chairman of the Remuneration Committee.

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

The annual report on remuneration is subject to shareholder approval at the AGM on 19 September 2019; the directors’ remuneration policy was approved by shareholders at the 2017 AGM.

Terms defined in this remuneration report are used solely herein.

Governance (continued)

Directors' report

The Directors present the Directors' report for the year ended 30 June 2019.

Annual General Meeting

The AGM will be held at etc.venues St Paul’s, 200 Aldersgate, London EC1A 4HD at 2.30pm on Thursday, 19 September 2019.

Directors

The Directors of the company who served during the year are shown in the section ‘Board of Directors and Company Secretary’ on pages 118 to 120.

In accordance with the UK Corporate Governance Code, all the Directors will retire by rotation at the AGM and offer themselves for re-election.

Further details of Directors’ contracts, remuneration and their interests in the shares of the company at 30 June 2019 are given in the Directors’ remuneration report.

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

Disclosure of information to the auditor

In accordance with section 418 of the Companies Act 2006, the Directors who held office at the date of approval of this Directors’ report confirm that, so far as they are each aware, there is no relevant audit information of which the company’s auditor is unaware; and each Director has taken all reasonable steps to ascertain any relevant audit information and to ensure that the company’s auditor is aware of that information.

Corporate governance statement

The corporate governance statement, prepared in accordance with rule 7.2 of the Financial Conduct Authority’s Disclosure Guidance and Transparency Rules, comprises the following sections of the Annual Report: the ‘Corporate governance report’, the ‘Report of the Audit Committee’ and the ‘Additional information for shareholders’.

Significant agreements - change of control

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

Governance (continued)

Related party transactions
Transactions with other related parties are disclosed in note 20 to the consolidated financial statements.

Major shareholders
At 30 June 2019, the following substantial interests (3% or more) in the company’s ordinary share capital (voting securities) had been notified to the company.

Shareholder	Number of ordinary shares	Percentage of issued ordinary share capital (excluding treasury shares)	Date of notification of interest
BlackRock Investment Management (UK) Limited (indirect holding)	147,296,928	5.89%	3 December 2009
Capital Research and Management Company (indirect holding)	124,653,096	4.99%	28 April 2009

(i)
On 4 February 2019, BlackRock Inc. filed an Amendment to Schedule 13G with the SEC in respect of the calendar year ended 31 December 2018 reporting that 175,406,533 ordinary shares representing 7.3% of the issued ordinary share capital were beneficially owned by BlackRock Inc. and its subsidiaries (including BlackRock Investment Management (UK) Limited).

(ii)
On 13 February 2019, Massachusetts Financial Services Company filed a Schedule 13G with the SEC in respect of the calendar year ended 31 December 2018 reporting that 123,866,030 ordinary shares representing 5.1% of the issued ordinary share capital were beneficially owned by Massachusetts Financial Services Company.

The company has not been notified of any other substantial interests in its securities since 30 June 2019. The company’s substantial shareholders do not have different voting rights. Diageo, so far as is known by the company, is not directly or indirectly owned or controlled by another corporation or by any government. Diageo knows of no arrangements, the operation of which may at a subsequent date result in a change of control of the company.

As at the close of business on 26 July 2019, 367,683,450 ordinary shares, including those held through ADSs, were held by approximately 2,741 holders (including ADR holders) with registered addresses in the United States, representing approximately 15.50% of the outstanding ordinary shares (excluding treasury shares). At such date, 91,807,370 ADSs were held by 2,388 registered ADR holders. Since certain of such ordinary shares and ADSs are held by nominees or former GrandMet or Guinness Group ADR holders who have not re-registered their ADSs, the number of holders may not be representative of the number of beneficial owners in the United States or the ordinary shares held by them.

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

Governance (continued)

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

Governance (continued)

Other information

Other information relevant to the Directors’ report may be found in the following sections of the Annual Report:

Information (including that required by UK Listing Authority Listing Rule 9.8.4)	Location in Annual Report
Agreements with controlling shareholders	Not applicable
Amendment of articles of association	Additional information for shareholders - Articles of association
Contracts of significance	Not applicable
Details of long-term incentive schemes	Directors’ remuneration report
Directors - appointment and powers	Additional information for shareholders - Articles of association - Directors
Directors’ indemnities and compensation	Directors’ remuneration report - Additional information; Financial Statements - note 20 Related party transactions
Dividends	Financial Statements - Unaudited financial information and group financial review
Employment policies	Strategic report - How we protect our business; our principal risks and risk management; Strategic report - Sustainability & Responsibility review
Events since 30 June 2019	Financial statements - note 22 Post balance sheet events
Financial risk management	Financial statements - note 15 Financial instruments and risk management
Future developments	Chairman’s statement; Chief Executive’s statement; Market dynamics
Greenhouse gas emissions
Strategic report - Sustainability & Responsibility review - Reducing our environmental impact; Additional information for shareholders - External limited assurance of selected Sustainability & Responsibility performance data

Interest capitalised	Not applicable
Non-pre-emptive issues of equity for cash (including in respect of major unlisted subsidiaries)	Not applicable
Parent participation in a placing by a listed subsidiary	Not applicable
Political donations	Corporate governance report
Provision of services by a controlling shareholder	Not applicable
Publication of unaudited financial information	Unaudited financial information
Purchase of own shares	Additional information for shareholders - Articles of association - Repurchase of shares; Financial statements - note 17 Equity
Research and development	Financial statements - note 3 Operating costs
Restrictions on transfer of securities	Additional information for shareholders - Articles of association - Restrictions on transfer of shares
Review of the business & principal risks and uncertainties	Chief Executive’s statement; Strategic report: How we protect our business: our principal risks and risk management
Share capital - structure, voting and other rights	Additional information for shareholders - Articles of association; Financial statements - note 17 Equity
Share capital - employee share plan voting rights	Financial statements - note 17 Equity
Shareholder waivers of dividends	Financial statements - note 17 Equity
Shareholder waivers of future dividends	Financial statements - note 17 Equity
Sustainability & responsibility	Strategic report - How we protect our business: our principal risks and risk management; Strategic report - Sustainability & Responsibility review
Waiver of emoluments by a director	Not applicable
Waiver of future emoluments by a director	Not applicable

The Directors’ report of Diageo plc for the year ended 30 June 2019 comprises these pages and the sections of the Annual Report referred to under ‘Directors’, ‘Corporate governance statement’ and ‘Other information’ above, which are incorporated into the Directors’ report by reference.

In addition, certain disclosures required to be contained in the Directors’ report have been incorporated into the ‘Strategic report’ as set out in ‘Other information’ above.

The Directors’ report, which has been approved by a duly appointed and authorised committee of the Board of Directors, was signed on its behalf by Siobhán Moriarty, the Company Secretary, on 25 July 2019.

Financial statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Diageo plc

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Diageo plc and its subsidiaries (collectively, the “company”) as of 30 June 2019 and 2018, and the related consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity and the consolidated statement of cash flows for each of the three years in the period ended 30 June 2019, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the company’s internal control over financial reporting as of 30 June 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the company as of 30 June 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended 30 June 2019 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and International Financial Reporting Standards as adopted by the European Union. Also in our opinion, the company maintained, in all material respects, effective internal control over financial reporting as of 30 June 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s report on internal control over financial reporting. Our responsibility is to express opinions on the company’s consolidated financial statements and on the company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Financial statements (continued)

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the Audit Committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Impairment assessment of indefinite-lived brand intangible assets and goodwill

As described in note 10 to the consolidated financial statements, the company’s consolidated indefinite-lived brand intangibles balance and goodwill balance as at 30 June 2019 were £8,274 million and £2,682 million respectively. Management conducts impairment tests for indefinite-lived brand intangibles and goodwill at least annually, or more frequently if events or circumstances indicate that the carrying amount may not be recoverable. Individual brands and their associated tangible fixed assets are aggregated and tested as separate cash-generating units. Separate tests are carried out for each cash-generating unit and for each of the markets. Goodwill is attributed to each of the markets. The impairment test compares the net carrying value of the cash-generating unit for indefinite-lived brand intangibles and market for goodwill with the recoverable amount. Recoverable amounts for indefinite-lived brand intangibles and goodwill are calculated by management based on the value in use approach. Value in use calculations are based on discounted forecast cash flows using the assumption that cash flows continue in perpetuity at the terminal growth rate of each country or region. The terminal growth rates applied are the long-term annual inflation rate of the country adjusted for circumstances specific to the asset or cash-generating unit; however, for some intangible assets, management expects to achieve growth which is significantly in excess of terminal growth rates for the applicable countries or regions. In these circumstances, the recoverable amount is calculated based on a five-year detailed plan and extended by up to an additional ten years using the annual growth rate of the real gross domestic product (GDP) of the country or region aggregated with its inflation rate, adjusted to take into account circumstances specific to the asset or cash-generating unit. In the calculation of the terminal value, the long-term annual inflation rate of each country is used as the terminal growth rate. The determination of discounted future cash flows include significant management judgments and assumptions, including sales growth, operating costs, margin, discount rates and terminal growth rates.

The principal considerations for our determination that performing procedures related to the impairment assessment of indefinite-lived brand intangible assets and goodwill was a critical audit matter were there were significant judgments made by management when developing their assessment of the recoverable amount for the cash-generating units. This in turn led to a high degree of auditor judgment, subjectivity and effort in evaluating management’s significant assumptions, including future cash flows, discount rates, and expected growth rates. In addition, the audit effort involved the use of professionals with specialised skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s goodwill and indefinite-lived brand intangible assets impairment tests, including controls over the determination of recoverable amounts. These procedures also included, among others, testing management’s process for determining the recoverable amount of goodwill and indefinite-lived brand intangible assets, evaluating the appropriateness of the methodology used in the impairment models, testing the completeness, accuracy, and relevance of underlying data used in the models, and evaluating the significant assumptions used by management, including the forecasted cash flows, discount rates, and expected growth rates. Evaluating the reasonableness of management’s assumptions involved 1) evaluating key market-related assumptions (including the growth rates and discount rate) used in the models to external data, 2) performing a retrospective comparison of forecasted cash flows to actual past performance and previous forecasts, 3) performing sensitivity analyses, and 4) using professionals with specialised skill and knowledge to assist in the evaluation of the discount rates.

Taxation - Provisions for tax uncertainties

As described in note 7 and note 18 to the consolidated financial statements, the company has a number of ongoing tax audits worldwide for which provisions are recognised based on management’s best estimates and judgements concerning the ultimate outcome of the audit. As at 30 June 2019 the current tax asset of £83 million and tax liability of £378 million includes £251 million of provisions for tax uncertainties. The company operates in a large number of markets with complex tax and legislative regimes that are open to subjective interpretation. Management is required to estimate the amount that should be recognised as a tax liability or tax asset in many countries which are subject to tax audits and which by their nature are often complex and can take several years to

Financial statements (continued)

resolve. Tax provisions are based on management’s judgement and interpretation of country specific tax law and the likelihood of settlement. As disclosed by management, the actual tax liabilities could differ from the provision for tax uncertainties and in such event the company would be required to make an adjustment in a subsequent period which could have a material impact on the company’s profit for the year.

The principal considerations for our determination that performing procedures related to the provision for tax uncertainties was a critical audit matter were there were significant judgements made by management in determining the provisions for tax uncertainties, including a high degree of estimation uncertainty due to the number and complexity of tax laws, frequency of tax audits and potential for adjustments which could have a material impact on the company’s profit for the year as a result of such audits. This in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures to evaluate the timely identification and accurate measurement of provisions for tax uncertainties. Also, the evaluation of audit evidence related to the provisions for tax uncertainties required significant auditor judgment as the nature of the evidence is often subjective, and the audit effort involved the use of professionals with specialised skill and knowledge to assist in evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the identification and recognition of the liabilities for uncertain tax positions, and controls addressing completeness of the uncertain tax positions, as well as controls over measurement of the liabilities. These procedures also included, among others, (i) testing the information used in the calculation of the liability for uncertain tax positions; (ii) testing the calculation of the liability for uncertain tax positions by jurisdiction, including management’s assessment of the technical merits of tax positions and estimates of the amount of tax benefit expected to be sustained; (iii) testing the completeness of management’s assessment of both the identification of uncertain tax positions and possible outcomes of each uncertain tax position; and (iv) evaluating the status and results of tax audits with the relevant tax authorities. Professionals with specialised skill and knowledge were used to assist in the evaluation of the completeness and measurement of the company’s uncertain tax positions, including evaluating the reasonableness of management’s assessment of whether tax positions are more-likely-than-not of being sustained, the application of relevant tax laws, and estimated interest and penalties.

Legal contingent liabilities and proceedings

As described in note 18 to the consolidated financial statements, the company records provisions for the anticipated settlement costs of legal disputes against the company where it is considered to be probable that a liability exists and a reliable estimate can be made of the likely outcome. The company discloses a contingency where it is possible that a settlement may be reached or it is not possible to make a reliable estimate of the estimated financial effect, but no provision is created.

The principal considerations for our determination that performing procedures related to legal contingent liabilities and proceedings was a critical audit matter were there were significant judgments made by management in assessing the likelihood that a legal dispute will succeed, or a liability will arise, and an estimate to quantify the possible range of any settlement. This in turn led to a high degree of auditor judgment, subjectivity and effort in performing audit procedures and evaluating management’s assessments of the contingencies associated with the disputes.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s evaluation of legal disputes, including controls over determining whether a loss is probable and whether the amount of loss can be reliably estimated, as well as financial statement disclosures. These procedures also included, among others, obtaining and evaluating the letters of audit inquiry with external legal counsel, evaluating the reasonableness of management’s assessment regarding whether it is probable that a liability exists and a reliable estimate can be made of the likely outcome, and evaluating the sufficiency of the company’s legal contingency disclosures.

/s/PricewaterhouseCoopers LLP
London, United Kingdom
5 August 2019

We have served as the company's auditor since 2015.

Financial statements (continued)

Consolidated income statement

	Notes	Year ended 30 June 2019 £ million	Year ended 30 June 2018 £ million	Year ended 30 June 2017 £ million
Sales	2	19,294	18,432	18,114
Excise duties	3	(6,427)	(6,269)	(6,064)
Net sales	2	12,867	12,163	12,050
Cost of sales	3	(4,866)	(4,634)	(4,680)
Gross profit		8,001	7,529	7,370
Marketing	3	(2,042)	(1,882)	(1,798)
Other operating expenses	3	(1,917)	(1,956)	(2,013)
Operating profit		4,042	3,691	3,559
Non-operating items	4	144	—	20
Finance income	5	442	243	235
Finance charges	5	(705)	(503)	(564)
Share of after tax results of associates and joint ventures	6	312	309	309
Profit before taxation		4,235	3,740	3,559
Taxation	7	(898)	(596)	(732)
Profit from continuing operations		3,337	3,144	2,827
Discontinued operations	8	—	—	(55)
Profit for the year		3,337	3,144	2,772
Attributable to:
Equity shareholders of the parent company - continuing operations		3,160	3,022	2,717
Equity shareholders of the parent company - discontinued operations		—	—	(55)
Non-controlling interests - continuing operations		177	122	110
		3,337	3,144	2,772
		million	million	million
Weighted average number of shares
Shares in issue excluding own shares		2,418	2,484	2,512
Dilutive potential ordinary shares		10	11	11
		2,428	2,495	2,523
		pence	pence	pence
Basic earnings per share
Continuing operations		130.7	121.7	108.2
Discontinued operations		—	—	(2.2)
		130.7	121.7	106.0
Diluted earnings per share
Continuing operations		130.1	121.1	107.7
Discontinued operations		—	—	(2.2)
		130.1	121.1	105.5
The accompanying notes are an integral part of these consolidated financial statements.

Financial statements (continued)

Consolidated statement of comprehensive income

	Year ended 30 June 2019 £ million	Year ended 30 June 2018 £ million	Year ended 30 June 2017 £ million
Other comprehensive income
Items that will not be recycled subsequently to the income statement
Net remeasurement of post employment plans
– group	33	456	649
– associates and joint ventures	2	2	(8)
– non-controlling interests	—	1	3
Tax on post employment plans	1	(91)	(122)
	36	368	522
Items that may be recycled subsequently to the income statement
Exchange differences on translation of foreign operations
– group	274	(631)	105
– associates and joint ventures	19	3	120
– non-controlling interests	55	(72)	35
Net investment hedges	(93)	91	(224)
Tax on exchange differences - group	(19)	7	(2)
Tax on exchange differences - non-controlling interests	—	2	—
Effective portion of changes in fair value of cash flow hedges
– hedge of foreign currency debt of the group	180	(64)	(8)
– transaction exposure hedging of the group	(86)	22	(26)
– hedges by associates and joint ventures	(6)	(15)	5
– losses taken to equity - commodity price risk of the group	(9)	—	—
– recycled to income statement - hedge of foreign currency debt of the group	(82)	6	(42)
– recycled to income statement - transaction exposure hedging of the group	45	(7)	142
– recycled to income statement - commodity price risk of the group	—	—	1
Tax on effective portion of changes in fair value of cash flow hedges	(11)	14	(3)
Hyperinflation adjustment	(22)	11	47
Tax on hyperinflation adjustment	6	(11)	(21)
	251	(644)	129
Other comprehensive profit/(loss), net of tax, for the year	287	(276)	651
Profit for the year	3,337	3,144	2,772
Total comprehensive income for the year	3,624	2,868	3,423
Attributable to:
Equity shareholders of the parent company - continuing operations	3,392	2,815	3,330
Equity shareholders of the parent company - discontinued operations	—	—	(55)
Non-controlling interests	232	53	148
Total comprehensive income for the year	3,624	2,868	3,423
The accompanying notes are an integral part of these consolidated financial statements.

Financial statements (continued)

Consolidated balance sheet

		30 June 2019		30 June 2018
	Notes	£ million	£ million	£ million	£ million
Non-current assets
Intangible assets	10	12,557		12,572
Property, plant and equipment	11	4,455		4,089
Biological assets		34		23
Investments in associates and joint ventures	6	3,173		3,009
Other investments	12	49		46
Other receivables	14	53		46
Other financial assets	15	404		182
Deferred tax assets	7	138		122
Post employment benefit assets	13	1,060		935
			21,923		21,024
Current assets
Inventories	14	5,472		5,015
Trade and other receivables	14	2,694		2,678
Corporate tax receivable	7	83		65
Assets held for sale	10	65		24
Other financial assets	15	127		35
Cash and cash equivalents	16	932		874
			9,373		8,691
Total assets			31,296		29,715
Current liabilities
Borrowings and bank overdrafts	16	(1,959)		(1,828)
Other financial liabilities	15	(333)		(230)
Trade and other payables	14	(4,202)		(3,950)
Liabilities held for sale	10	(32)		—
Corporate tax payable	7	(378)		(243)
Provisions	14	(99)		(109)
			(7,003)		(6,360)
Non-current liabilities
Borrowings	16	(10,596)		(8,074)
Other financial liabilities	15	(124)		(212)
Other payables	14	(222)		(209)
Provisions	14	(317)		(288)
Deferred tax liabilities	7	(2,032)		(1,987)
Post employment benefit liabilities	13	(846)		(872)
			(14,137)		(11,642)
Total liabilities			(21,140)		(18,002)
Net assets			10,156		11,713
Equity
Share capital	17	753		780
Share premium		1,350		1,349
Other reserves		2,372		2,133
Retained earnings		3,886		5,686
Equity attributable to equity shareholders of the parent company			8,361		9,948
Non-controlling interests	17		1,795		1,765
Total equity			10,156		11,713
The accompanying notes are an integral part of these consolidated financial statements.

These consolidated financial statements have been approved by a duly appointed and authorised committee of the Board of Directors and were signed on its behalf by Ivan Menezes and Kathryn Mikells, Directors and dated 5 August 2019.

Financial statements (continued)

Consolidated statement of changes in equity

			Other reserves		Retained earnings/(deficit)
	Share capital £ million	Share premium £ million	Capital redemption reserve £ million	Hedging and exchange reserve £ million	Own shares £ million	Other retained earnings £ million	Total £ million	Equity attributable to parent company shareholder £ million	Non- controlling interests £ million	Total equity £ million
At 30 June 2016	797	1,347	3,146	(521)	(2,189)	5,950	3,761	8,530	1,650	10,180
Profit for the year	—	—	—	—	—	2,662	2,662	2,662	110	2,772
Other comprehensive income	—	—	—	68	—	545	545	613	38	651
Employee share schemes	—	—	—	—	13	(23)	(10)	(10)	—	(10)
Share-based incentive plans	—	—	—	—	—	34	34	34	—	34
Share-based incentive plans in respect of associates	—	—	—	—	—	3	3	3	—	3
Tax on share-based incentive plans	—	—	—	—	—	12	12	12	—	12
Shares issued	—	1	—	—	—	—	—	1	—	1
Purchase of non-controlling interests by associates	—	—	—	—	—	(5)	(5)	(5)	—	(5)
Change in fair value of put option	—	—	—	—	—	(12)	(12)	(12)	—	(12)
Dividends paid	—	—	—	—	—	(1,515)	(1,515)	(1,515)	(83)	(1,598)
At 30 June 2017	797	1,348	3,146	(453)	(2,176)	7,651	5,475	10,313	1,715	12,028
Adoption of IFRS 15	—	—	—	—	—	(89)	(89)	(89)	(2)	(91)
Adoption of IFRS 9 by associate	—	—	—	(3)	—	3	3	—	—	—
Profit for the year	—	—	—	—	—	3,022	3,022	3,022	122	3,144
Other comprehensive (loss)/income	—	—	—	(574)	—	367	367	(207)	(69)	(276)
Employee share schemes	—	—	—	—	32	(7)	25	25	—	25
Share-based incentive plans	—	—	—	—	—	39	39	39	—	39
Share-based incentive plans in respect of associates	—	—	—	—	—	4	4	4	—	4
Tax on share-based incentive plans	—	—	—	—	—	(2)	(2)	(2)	—	(2)
Shares issued	—	1	—	—	—	—	—	1	—	1
Purchase of non-controlling interest	—	—	—	—	—	(72)	(72)	(72)	70	(2)
Disposal of non-controlling interests	—	—	—	—	—	—	—	—	(1)	(1)
Purchase of right issue of non-controlling interests	—	—	—	—	—	(5)	(5)	(5)	31	26
Change in fair value of put option	—	—	—	—	—	7	7	7	—	7
Share buyback programme	(17)	—	17	—	—	(1,507)	(1,507)	(1,507)	—	(1,507)
Dividends paid	—	—	—	—	—	(1,581)	(1,581)	(1,581)	(101)	(1,682)
At 30 June 2018	780	1,349	3,163	(1,030)	(2,144)	7,830	5,686	9,948	1,765	11,713
Profit for the year	—	—	—	—	—	3,160	3,160	3,160	177	3,337
Other comprehensive income	—	—	—	212	—	20	20	232	55	287
Employee share schemes	—	—	—	—	118	(49)	69	69	—	69
Share-based incentive plans	—	—	—	—	—	49	49	49	—	49
Share-based incentive plans in respect of associates	—	—	—	—	—	3	3	3	—	3
Tax on share-based incentive plans	—	—	—	—	—	20	20	20	—	20
Shares issued	—	1	—	—	—	—	—	1	—	1
Purchase of non-controlling interests (note 9)	—	—	—	—	—	(694)	(694)	(694)	(90)	(784)
Non-controlling interest in respect of new subsidiary	—	—	—	—	—	—	—	—	2	2
Change in fair value of put option	—	—	—	—	—	(3)	(3)	(3)	—	(3)
Share buyback programme	(27)	—	27	—	—	(2,801)	(2,801)	(2,801)	—	(2,801)
Dividends declared	—	—	—	—	—	(1,623)	(1,623)	(1,623)	(114)	(1,737)
At 30 June 2019	753	1,350	3,190	(818)	(2,026)	5,912	3,886	8,361	1,795	10,156
The accompanying notes are an integral part of these consolidated financial statements.

Financial statements (continued)

Consolidated statement of cash flows

		Year ended 30 June 2019		Year ended 30 June 2018		Year ended 30 June 2017
	Notes	£ million	£ million	£ million	£ million	£ million	£ million
Cash flows from operating activities
Profit for the year		3,337		3,144		2,772
Discontinued operations		—		—		55
Taxation		898		596		732
Share of after tax results of associates and joint ventures		(312)		(309)		(309)
Net finance charges		263		260		329
Non-operating items		(144)		—		(20)
Operating profit			4,042		3,691		3,559
Increase in inventories		(434)		(271)		(159)
Decrease/(increase) in trade and other receivables		11		(202)		89
Increase in trade and other payables and provisions		201		314		221
Net (increase)/decrease in working capital			(222)		(159)		151
Depreciation, amortisation and impairment		374		493		361
Dividends received		168		159		223
Post employment payments less amounts included in operating profit		(121)		(108)		(111)
Other items		64		10		(6)
			485		554		467
Cash generated from operations			4,305		4,086		4,177
Interest received		216		167		180
Interest paid		(468)		(418)		(493)
Taxation paid		(805)		(751)		(732)
			(1,057)		(1,002)		(1,045)
Net cash inflow from operating activities			3,248		3,084		3,132
Cash flows from investing activities
Disposal of property, plant and equipment and computer software		32		40		46
Purchase of property, plant and equipment and computer software		(671)		(584)		(518)
Movements in loans and other investments		(1)		(17)		3
Sale of businesses and brands	9	426		4		(52)
Acquisition of businesses	9	(56)		(594)		(31)
Net cash outflow from investing activities			(270)		(1,151)		(552)
Cash flows from financing activities
Share buyback programme	17	(2,775)		(1,507)		—
Proceeds from issue of share capital		1		1		1
Net sale/(purchase) of own shares for share schemes		50		8		(41)
Dividends paid to non-controlling interests		(112)		(80)		(83)
Purchase of shares of non-controlling interests	9	(784)		—		—
Rights issue proceeds from non-controlling interests		—		26		—
Proceeds from bonds	16	2,766		2,612		—
Repayment of bonds	16	(1,168)		(1,571)		(1,234)
Net movements in other borrowings		721		(26)		414
Equity dividends paid	17	(1,623)		(1,581)		(1,515)
Net cash outflow from financing activities			(2,924)		(2,118)		(2,458)
Net increase/(decrease) in net cash and cash equivalents	16		54		(185)		122
Exchange differences			(26)		(39)		(14)
Net cash and cash equivalents at beginning of the year			693		917		809
Net cash and cash equivalents at end of the year			721		693		917
Net cash and cash equivalents consist of:
Cash and cash equivalents	16		932		874		1,191
Bank overdrafts	16		(211)		(181)		(274)
			721		693		917
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

Financial statements (continued)

The principal foreign exchange rates used in the translation of financial statements for the three years ended 30 June 2019, expressed in US dollars and euros per £1, were as follows:

	2019	2018	2017
US dollar
Income statement and cash flows(i)	1.29	1.35	1.27
Assets and liabilities(ii)	1.27	1.32	1.30
Euro
Income statement and cash flows(i)	1.13	1.13	1.16
Assets and liabilities(ii)	1.12	1.13	1.14

(i)    Weighted average rates
(ii)    Year end rates

The group uses foreign exchange hedges to mitigate the effect of exchange rate movements. For further information see note 15.

(e) Critical accounting estimates and judgements

Details of critical estimates and judgements which the directors consider could have a material impact upon the financial statements are set out in the related notes as follows:

•	Exceptional items – management judgement whether exceptional or not – page 196

•
Taxation – management judgement of whether a provision is required and management estimate of amount of corporate tax payable or receivable, the recoverability of deferred tax assets and expectation on manner of recovery of deferred taxes – page 201

•
Brands, goodwill and other intangibles – management judgement of the assets to be recognised and synergies resulting from an acquisition. Management judgement and estimate are required in determining future cash flows and appropriate applicable assumptions to support the intangible asset value – page 208

•
Post employment benefits – management judgement in determining whether a surplus can be recovered and management estimate in determining the assumptions in calculating the liabilities of the funds – page 216

•
Contingent liabilities and legal proceedings – management judgement in assessing the likelihood of whether a liability will arise and an estimate to quantify the possible range of any settlement – page 244

Venezuela is a hyper-inflationary economy where the government maintains a regime of strict currency controls with multiple foreign currency rate systems. Access to US dollars on these exchange systems is very limited. The foreign currency denominated transactions and balances of the group’s Venezuelan operations are translated into the local functional currency (Venezuelan bolivar) at the rate they are expected to be settled, applying the most appropriate official exchange rate (DICOM). For consolidation purposes, the group converts its Venezuelan operations using management’s estimate of the exchange rate considering forecast inflation and the most appropriate official exchange rate. The exchange rate used to translate the results of the group’s the Venezuelan operations was VES/£ 403,700 for the year ended 30 June 2019 (2018 - VEF/£ 3,858,826 - VES/£ 38.59).

The following table presents the contribution of the group’s Venezuelan operations to the consolidated income statement, cash flow statement and net assets for the year ended 30 June 2019 and 30 June 2018 and with the amounts that would have resulted if the official DICOM exchange rate had been applied:

	Year ended 30 June 2019		Year ended 30 June 2018
	At estimated exchange rate	At DICOM exchange rate	At estimated exchange rate	At DICOM exchange rate
	403,700 VES/£	8,553 VES/£	3,858,826 VEF/£	151,800 VEF/£
	£ million	£ million	£ million	£ million
Net sales	—	3	1	27
Operating profit	—	2	—	16
Other finance income - hyperinflation adjustment	10	455	18	458
Net cash inflow from operating activities	—	5	1	12
Net assets	56	2,643	69	1,744

Financial statements (continued)

(f) New accounting standards and interpretations

The following amendments to the accounting standards, issued by the IASB which have been endorsed by the EU, have been adopted by the group from 1 July 2018 with no impact on the group’s consolidated results, financial position or disclosures:

•	Amendments to IAS 40 - Transfers of Investment Property

•	Amendments to IFRS 2 - Classification and Measurement of Share-based payment transactions

•	Amendments to IFRS 4 - Applying IFRS 9 with IFRS 4 Insurance contracts

•	Improvements to IFRS 1 - First-time Adoption of International Financial Reporting Standards: Deletion of short-term exemptions for first-time adopters

•	Improvements to IAS 28 - Investments in Associates and Joint Ventures: Measuring investees at fair value through profit or loss: an investment-by-investment choice or a consistent policy choice

•	IFRIC 23 - Uncertainty over Income Tax Treatments

IFRS 15 – Revenue from contracts with customers. The group adopted IFRS 15 from 1 July 2017 by applying the modified retrospective transition method, recognising the cumulative effect of initially applying IFRS 15 as an adjustment to the balance of retained earnings as at 1 July 2017. IFRS 15, which requires revenue to be recognised when the control of goods or services is transferred to the customer, replaced IAS 11, IAS 18 and related interpretations which were based on the concept of the transfer of risks and rewards. The income statement for the year ended 30 June 2017 was not restated. The principal change that resulted from the adoption of IFRS 15 was in respect of the accounting for variable consideration receivable where the criteria applied for deducting future promotional payments from the initial revenue recognition was more stringent than under the former accounting policy.

The following standard issued by the IASB and endorsed by the EU, has not yet been adopted by the group:

IFRS 16 – Leases (effective in the year ending 30 June 2020) sets out the principles for the recognition, measurement, presentation and disclosure of leases for both the lessee and the lessor. It eliminates the classification of leases as either operating leases or finance leases currently required under IAS 17 and introduces a single lessee accounting model where the lessee is required to recognise assets and liabilities for all leases. All leases will be recognised on the balance sheet as right of use assets and depreciated on a straight-line basis. The liability, recognised as part of net borrowings, will be measured at a discounted value and any interest will be charged to finance charges in the income statement. Therefore, the charge to the income statement for the operating lease payment will be replaced with depreciation on the right of use asset and the interest charge inherent in the lease.

The group will implement IFRS 16 from 1 July 2019 by applying the modified retrospective method, meaning that the figures for the year ended 30 June 2019 and 30 June 2018 in the financial statements for the year ending 30 June 2020 will not be restated to reflect the impact of IFRS 16. The operating leases which will be recorded on the balance sheet following implementation of IFRS 16 are principally in respect of warehouses, office buildings, plant and machinery, cars and distribution vehicles. The group has decided to reduce the complexity of implementation to take advantage of a number of practical expedients on transition on 1 July 2019 namely:

(i) to measure the right of use asset at the same value as the lease liability
(ii) to apply the short-term and low value exemptions
(iii) to account for, wherever possible, services provided associated with a lease as an income statement item and only capitalise in the right of use asset the lease costs that are in respect of the asset.

The group has designed a new lease accounting process and has implemented a new lease accounting software solution to run the IFRS 16 lease calculations and provide monthly IFRS 16 lease accounting journals. Based on the information currently available, the group estimates that under IFRS 16, as at 1 July 2019 it will recognise additional lease liabilities of approximately £0.3 billion and right of use assets of a similar amount. IFRS 16 will have no impact on the group's net cash flows but the lease capital repayment outflows will be disclosed as financing cash outflow, instead of operating cash outflow. There will be an immaterial benefit to operating profit and an immaterial increase in finance charges. Profit before tax and earnings per share will not be significantly impacted.

Financial statements (continued)

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

Financial statements (continued)

Results for the year

Introduction

This section explains the results and performance of the group for the three years ended 30 June 2019. Disclosures are provided for segmental information, operating costs, exceptional items, finance income and charges, the group's share of results of associates and joint ventures, taxation and discontinued operations. For associates, joint ventures and taxation, balance sheet disclosures are also provided in this section.

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

The Executive Committee considers the business principally from a geographical perspective based on the location of third party sales and the business analysis is presented by geographical segment. In addition to these geographical selling segments, a further segment reviewed by the Executive Committee is the International Supply Centre (ISC), which manufactures products for other group companies and includes the production sites in the United Kingdom, Ireland, Italy, Guatemala and Mexico.

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

Diageo uses shared services operations to deliver transaction processing activities for markets and operational entities. These centres are located in Hungary, Kenya, Colombia, the Philippines and India. The captive business service centre in Budapest also performs certain central finance activities, including elements of financial planning and reporting and treasury. The costs of shared service operations are recharged to the regions.

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

(a) Segmental information for the consolidated income statement – continuing operations

	North America £ million	Europe and Turkey £ million	Africa £ million	Latin America and Caribbean £ million	Asia Pacific £ million	ISC £ million	Eliminate inter- segment sales £ million	Total operating segments £ million	Corporate and other £ million	Total £ million
2019
Sales	5,074	5,132	2,235	1,444	5,356	1,739	(1,739)	19,241	53	19,294
Net sales
At budgeted exchange rates(i)	4,034	2,951	1,529	1,095	2,656	1,843	(1,738)	12,370	54	12,424
Acquisitions and disposals	88	1	1	1	1	—	—	92	—	92
ISC allocation	11	63	5	15	11	(105)	—	—	—	—
Retranslation to actual exchange rates	327	(76)	62	19	20	1	(1)	352	(1)	351
Net sales	4,460	2,939	1,597	1,130	2,688	1,739	(1,739)	12,814	53	12,867
Operating profit/(loss)
At budgeted exchange rates(i)	1,755	972	257	312	671	139	—	4,106	(186)	3,920
Acquisitions and disposals	29	(1)	—	—	—	—	—	28	—	28
ISC allocation	13	72	6	32	16	(139)	—	—	—	—
Retranslation to actual exchange rates	151	(29)	12	21	16	—	—	171	(3)	168
Operating profit/(loss) before exceptional items	1,948	1,014	275	365	703	—	—	4,305	(189)	4,116
Exceptional items	—	(18)	—	—	(35)	—	—	(53)	(21)	(74)
Operating profit/(loss)	1,948	996	275	365	668	—	—	4,252	(210)	4,042
Non-operating items										144
Net finance charges										(263)
Share of after tax results of associates and joint ventures
- Moët Hennessy										310
- Other										2
Profit before taxation										4,235

Financial statements (continued)

	North America £ million	Europe and Turkey £ million	Africa £ million	Latin America and Caribbean £ million	Asia Pacific £ million	ISC £ million	Eliminate inter- segment sales £ million	Total operating segments £ million	Corporate and other £ million	Total £ million
2018
Sales	4,671	5,232	2,083	1,352	5,042	1,457	(1,457)	18,380	52	18,432
Net sales
At budgeted exchange rates(i)	4,138	2,821	1,467	1,064	2,555	1,512	(1,425)	12,132	48	12,180
Acquisitions and disposals	50	—	—	—	—	—	—	50	—	50
ISC allocation	11	53	4	11	8	(87)	—	—	—	—
Retranslation to actual exchange rates	(83)	58	20	(6)	(60)	32	(32)	(71)	4	(67)
Net sales	4,116	2,932	1,491	1,069	2,503	1,457	(1,457)	12,111	52	12,163
Operating profit/(loss)
At budgeted exchange rates(i)	1,925	941	180	298	588	112	—	4,044	(160)	3,884
Acquisitions and disposals	4	—	—	—	—	—	—	4	—	4
ISC allocation	14	67	5	14	12	(112)	—	—	—	—
Retranslation to actual exchange rates	(61)	20	6	(4)	(32)	—	—	(71)	2	(69)
Operating profit/(loss) before exceptional items	1,882	1,028	191	308	568	—	—	3,977	(158)	3,819
Exceptional items	—	—	(128)	—	—	—	—	(128)	—	(128)
Operating profit/(loss)	1,882	1,028	63	308	568	—	—	3,849	(158)	3,691
Non-operating items										—
Net finance charges										(260)
Share of after tax results of associates and joint ventures
- Moët Hennessy										305
- Other										4
Profit before taxation										3,740

Financial statements (continued)

	North America £ million	Europe and Turkey £ million	Africa £ million	Latin America and Caribbean £ million	Asia Pacific £ million	ISC £ million	Eliminate inter- segment sales £ million	Total operating segments £ million	Corporate and other £ million	Total £ million
2017
Sales	4,725	4,985	2,132	1,303	4,923	1,390	(1,390)	18,068	46	18,114
Net sales
At budgeted exchange rates(i)	3,523	2,474	1,240	873	1,977	1,418	(1,324)	10,181	39	10,220
Acquisitions and disposals	—	2	15	7	41	—	—	65	—	65
ISC allocation	11	60	4	11	8	(94)	—	—	—	—
Retranslation to actual exchange rates	627	288	297	153	393	66	(66)	1,758	7	1,765
Net sales	4,161	2,824	1,556	1,044	2,419	1,390	(1,390)	12,004	46	12,050
Operating profit/(loss)
At budgeted exchange rates(i)	1,648	741	159	195	375	116	—	3,234	(169)	3,065
Acquisitions and disposals	—	—	(8)	—	—	—	—	(8)	(1)	(9)
ISC allocation	14	72	5	13	12	(116)	—	—	—	—
Retranslation to actual exchange rates	237	123	62	42	100	—	—	564	(19)	545
Operating profit/(loss) before exceptional items	1,899	936	218	250	487	—	—	3,790	(189)	3,601
Exceptional items	—	(33)	—	—	(9)	—	—	(42)	—	(42)
Operating profit/(loss)	1,899	903	218	250	478	—	—	3,748	(189)	3,559
Non-operating items										20
Net finance charges										(329)
Share of after tax results of associates and joint ventures
- Moët Hennessy										302
- Other										7
Profit before taxation										3,559

(i)	These items represent the IFRS 8 performance measures for the geographical and ISC segments.

(1)
The net sales figures for ISC reported to the Executive Committee primarily comprise inter-segment sales and these are eliminated in a separate column in the above segmental analysis. Apart from sales by the ISC segment to the other operating segments, inter-segmental sales are not material.

(2)	The group’s net finance charges are managed centrally and are not attributable to individual operating segments.
(3)    Approximately 40% of annual net sales occur in the last four months of each calendar year.

(b) Other segmental information

	North America £ million	Europe and Turkey £ million	Africa £ million	Latin America and Caribbean £ million	Asia Pacific £ million	ISC £ million	Corporate and other £ million	Total £ million
2019
Capital expenditure	150	32	160	48	40	197	44	671
Depreciation and intangible asset amortisation	(51)	(18)	(81)	(13)	(42)	(110)	(59)	(374)
2018
Capital expenditure	132	22	163	44	44	131	48	584
Depreciation and intangible asset amortisation	(44)	(20)	(77)	(7)	(42)	(110)	(68)	(368)
Exceptional accelerated depreciation and impairment	—	—	(35)	—	—	—	—	(35)
Exceptional impairment of intangible assets	—	—	(90)	—	—	—	—	(90)
2017
Capital expenditure	112	27	126	34	48	125	46	518
Depreciation and intangible asset amortisation	(41)	(21)	(77)	(7)	(42)	(107)	(66)	(361)

Financial statements (continued)

(c) Category and geographical analysis

	Category analysis						Geographic analysis
	Spirits £ million	Beer £ million	Wine £ million	Ready to drink £ million	Other £ million	Total £ million	Great Britain £ million	United States £ million	Nether- lands £ million	India £ million	Rest of World £ million	Total £ million
2019
Sales(i)	15,283	2,758	78	945	230	19,294	1,706	4,724	70	3,236	9,558	19,294
Non-current assets(ii), (iii)	—	—	—	—	—	—	1,637	4,662	2,525	3,829	7,668	20,321
2018
Sales(i)	14,605	2,647	81	854	245	18,432	1,630	4,310	63	3,086	9,343	18,432
Non-current assets(ii), (iii)	—	—	—	—	—	—	1,717	4,221	2,367	3,688	7,792	19,785
2017
Sales(i)	14,241	2,635	81	854	303	18,114	1,558	4,366	62	3,070	9,058	18,114
Non-current assets(ii), (iii)	—	—	—	—	—	—	1,678	4,012	2,392	4,009	7,410	19,501

(i)    The geographical analysis of sales is based on the location of third party customers.

(ii)
The geographical analysis of non-current assets is based on the geographical location of the assets and comprises intangible assets, property, plant and equipment, biological assets, investments in associates and joint ventures, other investments and non-current other receivables.

(iii)	The management information provided to the chief operating decision maker does not include an analysis of assets and liabilities by category and therefore is not disclosed.

3. Operating costs

	2019 £ million	2018 £ million	2017 £ million
Excise duties	6,427	6,269	6,064
Cost of sales	4,866	4,634	4,680
Marketing	2,042	1,882	1,798
Other operating expenses	1,917	1,956	2,013
	15,252	14,741	14,555
Comprising:
Excise duties – Great Britain	898	853	774
– United States	587	548	558
– India	2,202	2,094	2,073
– Other	2,740	2,774	2,659
Increase in inventories	(446)	(296)	(146)
Raw materials and consumables	3,007	3,052	2,813
Marketing	2,042	1,882	1,798
Other external charges	2,285	1,849	2,124
Staff costs	1,580	1,509	1,583
Depreciation, amortisation and impairment	374	493	361
Gains on disposal of properties	(5)	(9)	(7)
Net foreign exchange (gains)/losses	(7)	6	(16)
Other operating income	(5)	(14)	(19)
	15,252	14,741	14,555

(a) Other external charges

Other external charges include operating lease rentals for plant and equipment of £19 million (2018 – £21 million; 2017 – £20 million), other operating lease rentals (mainly properties) of £101 million (2018 – £87 million; 2017 – £96 million), research and development expenditure in respect of new drinks products and package design in the year leading up to product launch of £35 million (2018 – £36 million; 2017 – £33 million) and maintenance and repairs of £103 million (2018 – £117 million; 2017 – £100 million).

Financial statements (continued)

(b) Auditor fees

Other external charges include the fees of the principal auditor of the group, PricewaterhouseCoopers LLP and its affiliates (PwC) are analysed below.

	2019 £ million	2018 £ million	2017 £ million
Audit of these financial statements	3.8	3.3	3.1
Audit of financial statements of subsidiaries	3.4	3.3	3.4
Audit related assurance services(i)	1.6	1.6	1.6
Total audit fees (Audit fees)	8.8	8.2	8.1
Other services relevant to taxation (Tax fees)	—	0.1	0.3
Other assurance services (Audit related fees)(ii)	0.7	0.6	0.5
All other non-audit fees (All other fees)	0.2	1.0	0.9
	9.7	9.9	9.8

(i)	Audit related assurance services are principally in respect of reporting under section 404 of the US Sarbanes-Oxley Act and the review of the interim financial information.

(ii)
Other assurance services comprise the aggregate fees for assurance and related services that are in respect of the performance of the audit or review of the financial statements and are not reported under ‘total audit fees’.

(1)
Disclosure requirements for auditor fees in the United States are different from those required in the United Kingdom. The terminology by category required in the United States is disclosed in brackets in the above table. All figures are the same for the disclosures in the United Kingdom and the United States apart from £0.4 million (2018 – £0.4 million; 2017 – £0.3 million) of the cost in respect of the review of the interim financial information which would be included in audit related fees in the United States rather than audit fees.

Audit services provided by firms other than PwC for the year ended 30 June 2019 were £0.1 million (2018 – £0.1 million; 2017 – £0.5 million). PwC fees for audit services in respect of employee pension plans were £0.3 million for the year ended 30 June 2019 (2018 – £0.3 million; 2017 – £0.3 million).

(c) Staff costs and average number of employees

	2019 £ million	2018 £ million	2017 £ million
Aggregate remuneration
Wages and salaries	1,344	1,272	1,330
Share-based incentive plans	50	40	34
Employer’s social security	96	95	93
Employer’s pension
– defined benefit plans	61	73	95
– defined contribution plans	19	18	17
Other post employment plans	10	11	14
	1,580	1,509	1,583

Financial statements (continued)

The average number of employees on a full time equivalent basis (excluding employees of associates and joint ventures) was as follows:

	2019	2018	2017
North America	2,410	2,406	2,251
Europe and Turkey	3,609	3,747	4,074
Africa	4,338	4,625	4,898
Latin America and Caribbean(i)	1,610	2,536	2,573
Asia Pacific	7,038	8,008	8,690
ISC(i)	4,919	4,227	4,244
Corporate and other	4,496	4,368	3,703
	28,420	29,917	30,433

(i)	The increase in the ISC in the year ended 30 June 2019 is primarily due to the transfer of supply employees in Mexico to ISC. Comparative figures have not been restated.

At 30 June 2019 the group had, on a full time equivalent basis, 28,150 (2018 – 29,362; 2017 – 30,051) employees. The average number of employees of the group, including part time employees, for the year was 29,402 (2018 – 30,761; 2017 – 31,472).

(d) Exceptional operating items

Included in other operating costs are the following exceptional charges:

	2019 £ million	2018 £ million	2017 £ million
Staff costs
– Guaranteed minimum pension equalisation charge	21	—	—
Other external charges	53	—	42
Decrease in inventories	—	3	—
Depreciation, amortisation and impairment
– Brand, goodwill and tangible asset impairment	—	125	—
Total exceptional operating costs (note 4)	74	128	42

4. Exceptional items

Accounting policies

Operating items Exceptional operating items are those that are considered to be material and/or unusual or non recurring in nature and are part of the operating activities of the group such as impairment of intangible assets and fixed assets, indirect tax settlements, property disposals and changes in post employment plans.

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

Taxation items Exceptional current and deferred tax items comprising material unusual non recurring items that impact taxation, such as direct tax provisions and settlements in respect of prior years and the remeasurement of deferred tax assets and liabilities following tax rate changes.

Critical accounting judgements

Exceptional items are those that in management’s judgement need to be disclosed by virtue of their size and/or nature. Such items are included within the income statement caption to which they relate, and are separately disclosed in the notes to the consolidated financial statements.

Financial statements (continued)

It is believed that separate disclosure of exceptional items and the classification between operating and non-operating further helps investors to understand the performance of the group.

	2019 £ million	2018 £ million	2017 £ million
Items included in operating profit
Indirect tax in Korea (a)	(35)	—	—
Guaranteed minimum pension equalisation (b)	(21)	—	—
French tax audit penalty (note 7 (b) (i))	(18)	—	—
Brand, goodwill, tangible and other assets impairment (c)	—	(128)	—
Competition authority investigation in Turkey (d)	—	—	(33)
Customer claim in India (e)	—	—	(32)
Disengagement agreements relating to United Spirits Limited (f)	—	—	23
	(74)	(128)	(42)
Non-operating items
Sale of businesses and brands
Portfolio of 19 brands (g)	155	—	—
USL wine business (h)	(2)	—	—
Wines in the United States and Percy Fox (i)	—	—	20
United National Breweries (j)	(9)	—	—
	144	—	20
French tax audit interest (note 7 (b) (i))	(9)	—	—
Exceptional items before taxation	61	(128)	(22)
Items included in taxation (note 7 (b))	(39)	203	4
Exceptional items in continuing operations	22	75	(18)
Discontinued operations net of taxation (note 8)	—	—	(55)
Total exceptional items	22	75	(73)
Attributable to:
Equity shareholders of the parent company	(4)	75	(64)
Non-controlling interests	26	—	(9)
Total exceptional items	22	75	(73)

(a) Following recent assessments of competitors' indirect tax in respect of certain channel accounts and a recent regulatory change in Korea, Diageo has made a provision, in the year ended 30 June 2019, of £35 million in respect of prior years.

(b) On 26 October 2018, the High Court of Justice of England and Wales issued a judgment in a claim between Lloyds Banking Group Pension Trustees Limited (the claimant) and Lloyds Bank plc (defendant) that UK pension schemes should equalise pension benefits for men and women for the calculation of their guaranteed minimum pension liability. The judgment concluded that the claimant has a duty to amend their pension schemes to equalise benefits and provided comments on the method to be adopted to equalise the benefits. This court ruling impacts the majority of companies with a UK defined benefit pension plan that was in existence prior to 1997. For the Diageo Pension Scheme (DPS) an estimate was made of the impact of equalisation which increased the liabilities of the DPS by £21 million with a corresponding charge to exceptional operating items. Additional work will be carried out to finalise the charge in the year ending 30 June 2020.

(c) In the year ended 30 June 2018, an impairment charge of £128 million in respect of the Meta brand, Ethiopian tangible fixed assets, associated spare parts reported in inventory and goodwill allocated to the Africa Regional Markets cash-generating unit has been recognised in other operating exceptional expenses.

(d) In the year ended 30 June 2017, TRY 150 million (£33 million) was charged to exceptional items in respect of the Turkish Competition Authority investigation into certain of Mey İçki’s trading practices in Turkey.

(e) During the year ended 30 June 2017 United Spirits Limited received a claim, followed by a debit note, from a customer in India in respect of differential pricing charged over a number of years in respect of products sold to that customer primarily for the period prior

Financial statements (continued)

to the acquisition of United Spirits Limited by Diageo. The group made a provision of INR 2,678 million (£32 million) in exceptional items against the current receivable from the customer.

(f) In the year ended 30 June 2017 a provision of $29 million (£23 million) was credited to exceptional items in respect of a prior year agreement with Dr Vijay Mallya.

(g) Diageo completed the sale of a portfolio of 19 brands to Sazerac on 20 December 2018 for an aggregate consideration of $550 million (£435 million) resulting in a profit before taxation of $198 million (£155 million). See note 9(b) for further information including the list of brands disposed of.

(h)The disposal of the Indian wine business resulted in a loss of £2 million.

(i) In the year ended 30 June 2017 adjustments were finalised in respect of the sale of the group’s wine interests in the United States and its UK Percy Fox businesses which was completed in the year ended 30 June 2016 resulting in a net £20 million exceptional gain.

(j) The disposal of United National Breweries (UNB), Diageo's wholly owned sorghum business in South Africa, was agreed in December 2018 and is subject to regulatory approvals. The prospective sale has resulted in an exceptional loss of approximately ZAR 156 million (£9 million).

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

Net other finance charges include items in respect of post employment plans, the discount unwind of long-term obligations and hyperinflation charges. The results of operations in hyperinflationary economies are adjusted to reflect the changes in the purchasing power of the local currency of the entity before being translated to sterling.

Financial statements (continued)

The impact of derivatives, excluding cash flow hedges that are in respect of commodity risk management or those that are used to hedge the currency risk of highly probable future currency cash flows, is included in interest income or interest charge.

	2019 £ million	2018 £ million	2017 £ million
Interest income	232	155	148
Fair value gain on financial instruments	155	61	76
Total interest income(i)	387	216	224
Interest charge on bank loans and overdrafts	(47)	(53)	(72)
Interest charge on finance leases	(7)	(9)	(11)
Interest charge on all other borrowings	(424)	(333)	(368)
Fair value loss on financial instruments	(157)	(62)	(67)
Total interest charges(i)	(635)	(457)	(518)
Net interest charges	(248)	(241)	(294)
Net finance income in respect of post employment plans in surplus (note 13)	29	9	2
Hyperinflation adjustment in respect of Venezuela (note 1)	10	18	9
Interest income in respect of direct and indirect tax	16	—	—
Total other finance income	55	27	11
Net finance charge in respect of post employment plans in deficit (note 13)	(22)	(20)	(27)
Unwinding of discounts	(17)	(14)	(8)
Interest charge in respect of direct and indirect tax	(11)	(10)	—
Change in financial liability (Level 3)	(8)	—	(8)
Other finance charges (exceptional)(ii)	(9)	—	—
Other finance charges	(3)	(2)	(3)
Total other finance charges	(70)	(46)	(46)
Net other finance charges	(15)	(19)	(35)

(i) Includes £86 million interest income and £(439) million interest charge in respect of  financial assets and liabilities that are not measured at fair value through the income statement (2018 - £73 million income and £(394) million charge; 2017 - £91 million income and £(467) million charge).
(ii) In respect of the French tax audit settlement (see note 7(b)(i)).

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

Financial statements (continued)

(a) An analysis of the movement in the group’s investments in associates and joint ventures is as follows:

	Moët Hennessy £ million	Others £ million	Total £ million
Cost less provisions
At 30 June 2017	2,726	98	2,824
Exchange differences	3	—	3
Additions	—	41	41
Share of profit after tax	305	4	309
Dividends	(150)	(9)	(159)
Share of movements in other comprehensive income and equity	(9)	—	(9)
At 30 June 2018	2,875	134	3,009
Exchange differences	16	3	19
Additions	—	32	32
Share of profit after tax	310	2	312
Disposals	—	(3)	(3)
Dividends	(160)	(8)	(168)
Share of movements in other comprehensive income and equity	(1)	—	(1)
Step acquisitions	—	(7)	(7)
Other(i)	—	(20)	(20)
At 30 June 2019	3,040	133	3,173

(i)
Other movements in the year ended 30 June 2019 comprise £20 million of advances promised to associates at 30 June 2018, on achieving certain performance targets which are now only recognised when those targets are achieved. There is a corresponding decrease of £20 million in other payables.

(1)	Investment in associates balance includes loans given to and preference shares invested in associates of £55 million (2018 – £59 million; 2017 – £27 million).

(2)	If certain performance targets are met by associates in the Distill Ventures programmes, an additional £31 million (2018- £25 million) will be invested in those associates.

(b) Income statement information for the three years ended 30 June 2019 and balance sheet information as at 30 June 2019 and 30 June 2018 of Moët Hennessy is as follows:

	2019 £ million	2018 £ million	2017 £ million
Sales	4,713	4,445	4,356
Profit for the year	911	897	888
Total comprehensive income	865	799	838

Moët Hennessy prepares its financial statements under IFRS as endorsed by the EU in euros to 31 December each year. The results are adjusted for alignment to Diageo accounting policies and are a major part of the Wines & Spirits division of LVMH. The results are translated at £1 = €1.13 (2018 – £1 = €1.13; 2017 – £1 = €1.16).

	2019 £ million	2018 £ million
Non-current assets	4,413	4,251
Current assets	7,564	7,395
Total assets	11,977	11,646
Non-current liabilities	(1,008)	(972)
Current liabilities	(2,029)	(2,218)
Total liabilities	(3,037)	(3,190)
Net assets	8,940	8,456

(1)	Including acquisition fair value adjustments principally in respect of Moët Hennessy’s brands and translated at £1 = €1.12 (2018 – £1 = €1.13).

Financial statements (continued)

(c) Information on transactions between the group and its associates and joint ventures is disclosed in note 20.

(d) Investments in associates and joint ventures comprise the cost of shares less goodwill written off on acquisitions prior to 1 July 1998 of £1,249 million (2018 – £1,239 million), plus the group’s share of post acquisition reserves of £1,924 million (2018 – £1,770 million).

(e) The associates and joint ventures have not reported any material contingent liabilities in their latest financial statements.

7. Taxation

Accounting policies

Current tax is based on taxable profit for the year. Taxable profit is different from accounting profit due to temporary differences between accounting and tax treatments, and due to items that are never taxable or tax deductible. Tax benefits are not recognised unless it is probable that the tax positions are sustainable. Once considered to be probable, tax benefits are reviewed each year to assess whether a provision should be taken against full recognition of the benefit on the basis of potential settlement through negotiation and/or litigation. Tax provisions are included in current liabilities. Penalties and interest on tax liabilities are included in operating profit and finance charges, respectively.

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

Critical accounting estimates and judgements

The group is required to estimate the corporate tax in each of the many jurisdictions in which it operates. Management is required to estimate the amount that should be recognised as a tax liability or tax asset in many countries which are subject to tax audits which by their nature are often complex and can take several years to resolve; current tax balances are based on such estimations. Tax provisions are based on management’s judgement and interpretation of country specific tax law and the likelihood of settlement. However, the actual tax liabilities could differ from the provision and in such event the group would be required to make an adjustment in a subsequent period which could have a material impact on the group’s profit for the year.

The evaluation of deferred tax assets recoverability requires estimates to be made regarding the availability of future taxable income. For brands with an indefinite life, management’s intention is to recover the book value through a potential sale in the future, and therefore the deferred tax on the brand value is recognised using the appropriate country capital gains tax rate.

Financial statements (continued)

(a) Analysis of taxation charge for the year

	United Kingdom			Rest of world			Total
	2019 £ million	2018 £ million	2017 £ million	2019 £ million	2018 £ million	2017 £ million	2019 £ million	2018 £ million	2017 £ million
Current tax
Current year	150	131	50	713	503	541	863	634	591
Adjustments in respect of prior years	(3)	71	4	52	(2)	16	49	69	20
	147	202	54	765	501	557	912	703	611
Deferred tax
Origination and reversal of temporary differences	29	40	40	(19)	127	94	10	167	134
Changes in tax rates	(2)	(11)	5	(52)	(360)	(14)	(54)	(371)	(9)
Adjustments in respect of prior years	5	95	13	25	2	(17)	30	97	(4)
	32	124	58	(46)	(231)	63	(14)	(107)	121
Taxation on profit from continuing operations	179	326	112	719	270	620	898	596	732

(b) Exceptional tax (credits)/charges

The taxation charge includes the following exceptional items:

	2019 £ million	2018 £ million	2017 £ million
French tax audit settlement(i)	61	—	—
Tax rate change in the Netherlands(ii)	(51)	—	—
Sale of businesses and brands	33	—	7
Guaranteed minimum pension equalisation	(4)	—	—
US tax reform(iii)	—	(354)	—
UK transfer pricing settlement(iv)	—	143	—
UK industrial building allowance	—	21	—
Brand and tangible asset impairment	—	(13)	—
Customer claim in India	—	—	(11)
	39	(203)	(4)

(i) As disclosed in the interim announcement for the six months ended 31 December 2018, Diageo has been in discussions with the French tax authorities over the deductibility of certain interest costs, and assessments had been issued denying tax relief for interest costs incurred in the periods ended 30 June 2011 to 30 June 2017 with a maximum potential liability of €241 million (£213 million). In July 2019 Diageo reached a resolution on the treatment of interest costs for all open periods which resulted in a total exceptional charge of  €100 million (£88 million), comprising a tax charge of €69 million (£61 million), penalties of  €21 million (£18 million) and interest of €10 million (£9 million). This brings to a close all open issues with the French tax authorities for periods up to and including 30 June 2017.

(ii)
During the year ended 30 June 2019 the Dutch Senate agreed to a phased reduction in the Dutch corporate tax rate which is effective from 1 January 2020. An exceptional tax credit of £51 million principally arose from remeasuring the deferred tax liabilities in respect of the Ketel One vodka distribution rights from a tax rate of 25% to 20.5%.

(iii) The exceptional tax credit of £354 million ($478 million) resulted from applying the Tax Cuts and Jobs Act (TCJA), enacted on 22 December 2017, in the United States. The credit principally arose on remeasuring the deferred tax liabilities in respect of intangibles and other assets for the change in the US Federal tax rate from 35% to 21%, resulting in an exceptional tax credit of £363 million ($490 million), which is partially offset by £9 million ($12 million) exceptional tax charge in respect of repatriation of untaxed foreign earnings. In addition, there was a one-off charge of £11 million ($15 million) to other comprehensive income and equity, in respect of the remeasurement of the deferred tax assets on post employment liabilities and share-based incentive plans as a result of applying the provisions of the TCJA.
(iv) During 2017 Diageo was in discussions with HMRC to seek clarity on Diageo’s transfer pricing and related issues, and in the first half of the year ending 30 June 2018 a preliminary assessment for diverted profits tax notice was issued. Final charging notices were issued in August 2017 and Diageo paid £107 million in respect of the two years ended 30 June 2016. Diageo agreed in June 2018 with HMRC that diverted profits tax does not apply and at the same time has reached resolution on the transfer pricing issues being discussed. The agreement in respect of transfer pricing covers the period from 1 July 2014 to 30 June 2017 and has resulted in an additional UK tax charge of £143 million. In the year ended 30 June 2018 an additional tax charge of £47 million was recognised in current tax which is based on the approach agreed with HMRC.

Financial statements (continued)

(c) Taxation rate reconciliation and factors that may affect future tax charges

	2019 £ million	2018 £ million	2017 £ million
Profit from continuing operations before taxation	4,235	3,740	3,559
Notional charge at UK corporation tax rate of 19% (2018 – 19%; 2017 – 19.75%)	805	711	703
Elimination of notional tax on share of after tax results of associates and joint ventures	(59)	(58)	(60)
Differences in overseas tax rates	106	134	162
Effect of intra-group financing	(34)	(61)	(64)
Non taxable gain on disposals of businesses	(3)	—	—
Other tax rate and tax base differences	(132)	(109)	(100)
Other items not chargeable	(54)	(79)	(78)
Impairment	—	16	—
Non deductible losses on disposal of businesses	—	—	(1)
Other non deductible exceptional items	12	9	7
Other items not deductible(i)	231	238	156
Changes in tax rates(ii)	(54)	(371)	(9)
Fair value adjustment in respect of assets held for sale	1	—	—
Adjustments in respect of prior years(iii)	79	166	16
Taxation on profit from continuing operations	898	596	732

(i)	Other items not deductible include controlled foreign companies charge, irrecoverable withholding tax and additional state and local taxes.

(ii)
Changes in tax rates for the year ended 30 June 2019 principally arose from the tax rate change in the Netherlands. Changes in tax rates for the year ended 30 June 2018 was mainly due to the application of the TCJA.

(iii)
Adjustment in respect of prior years for the year ended 30 June 2019 includes £61 million exceptional tax charge in respect of the French tax audit settlement. The £166 million prior year adjustment for the year ended 30 June 2018 is principally in respect of the exceptional tax charge in respect of the UK transfer pricing agreement.

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

Significant ongoing changes in the international tax environment and an increase in global tax audit activity means that tax uncertainties and associated risks have been gradually increasing. In the medium term, these risks could result in an increase in tax liabilities or adjustments to the carrying value of deferred tax assets and liabilities. See note 18 (h).

The group has a number of ongoing tax audits worldwide for which provisions are recognised based on best estimates and management’s judgements concerning the ultimate outcome of the audit. As at 30 June 2019 the ongoing audits that are provided for individually are not expected to result in a material tax liability. The current tax asset of £83 million (2018 – £65 million) and tax liability of £378 million (2018 – £243 million) includes £251 million (2018 – £231 million) of provisions for tax uncertainties.

Financial statements (continued)

(d) Deferred tax assets and liabilities

The amounts of deferred tax accounted for in the consolidated balance sheet comprise the following net deferred tax assets/(liabilities):

	Property, plant and equipment £ million	Intangible assets £ million	Post employment plans £ million	Tax losses £ million	Other temporary differences(i) £ million	Total £ million
At 30 June 2017	(180)	(2,277)	112	43	324	(1,978)
Exchange differences	7	89	(2)	(1)	(11)	82
Recognised in income statement – continuing operations	(134)	(14)	(9)	(15)	(84)	(256)
Reclassification	(4)	—	(1)	—	5	—
Recognised in other comprehensive income and equity	—	—	(105)	5	35	(65)
Tax rate change – recognised in income statement	19	390	(16)	—	(30)	363
Tax rate change – recognised in other comprehensive income and equity	—	—	(6)	—	(5)	(11)
At 30 June 2018	(292)	(1,812)	(27)	32	234	(1,865)
Exchange differences	(7)	(47)	2	1	4	(47)
Recognised in income statement – continuing operations	(51)	14	(17)	(14)	28	(40)
Reclassification	(2)	(3)	12	3	(10)	—
Recognised in other comprehensive income and equity	—	—	(8)	5	(1)	(4)
Tax rate change – recognised in income statement	1	51	(1)	2	1	54
Tax rate change – recognised in other comprehensive income and equity	—	—	1	(5)	8	4
Acquisition of subsidiaries	—	(5)	—	—	—	(5)
Transfer to assets held for sale	2	7	—	—	—	9
At 30 June 2019	(349)	(1,795)	(38)	24	264	(1,894)

(i)	Deferred tax on other temporary differences includes thalidomide provisions, restructuring provisions, share-based payments and intra group sales of products.

After offsetting deferred tax assets and liabilities where appropriate within territories, the net deferred tax liability comprises:

	2019 £ million	2018 £ million
Deferred tax assets	138	122
Deferred tax liabilities	(2,032)	(1,987)
	(1,894)	(1,865)

The deferred tax assets of £138 million includes £60 million (2018 – £70 million) arising in jurisdictions with prior year taxable losses. The majority of the asset is in respect of Ireland, where the amounts arose from timing differences on pension funding payments. It is considered more likely than not that there will be sufficient future taxable profits to realise these deferred tax assets, the majority of which can be carried forward indefinitely.

(e) Unrecognised deferred tax assets

Deferred tax assets have not been recognised in respect of the following tax losses:

	2019 £ million	2018 £ million
Capital losses - indefinite	62	69
Trading losses - indefinite	70	92
Trading losses - expiry dates up to 2029	53	55
	185	216

Financial statements (continued)

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

The aggregate amount of temporary differences in respect of investments in subsidiaries, branches, interests in associates and joint ventures for which deferred tax liabilities have not been recognised is approximately £12.2 billion (2018 – £12 billion).

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

Financial statements (continued)

(a) Acquisition of businesses

Fair value of net assets acquired and cash consideration paid in respect of the acquisition of businesses and the purchase of shares of non-controlling interests in the three years ended 30 June 2019 were as follows:

	Net assets acquired and consideration
	2019 £ million	2018 £ million	2017 £ million
Brands and other intangibles	25	478	—
Inventories	—	4	—
Other working capital	(2)	2	—
Deferred tax	(5)	—	—
Cash	—	6	—
Fair value of assets and liabilities	18	490	—
Goodwill arising on acquisition	10	249	—
Step acquisitions	(7)	—	—
Consideration payable	21	739	—
Satisfied by:
Cash consideration paid	6	555	—
Contingent consideration payable	15	184	—
	21	739	—
Cash consideration paid for Casamigos	9	549	—
Cash consideration paid for other subsidiaries	6	6	—
Cash consideration paid for investments in associates	15	12	6
Cash consideration paid in respect of prior year acquisitions	9	22	23
Capital injection in associates	17	11	2
Cash acquired	—	(6)	—
Net cash outflow on acquisition of businesses	56	594	31
Purchase of shares of non-controlling interests	784	—	—
Total net cash outflow	840	594	31

Acquisitions in the year

On 28 September 2018 Diageo acquired the remaining 70% of Copper Dog Whisky Limited (CDWL) that it did not already own for an upfront valuation of £6.5 million and further earn-out payments based on CDWL achieving performance targets. The discounted current estimate for the earn-out payments is £10 million.

In addition, Diageo has made a number of smaller acquisitions of brands, distribution rights and equity interests in various drinks businesses.

Purchase of shares of non-controlling interests

On 17 August 2018 Diageo completed the purchase of 20.29% of the share capital of Sichuan Shuijingfang Company Limited (SJF) for RMB 6,084 million (£696 million) and transaction costs of £7 million. This took Diageo’s shareholding in SJF from 39.71% to 60%. SJF was already controlled and therefore consolidated prior to the transaction.

On 9 April 2019 Diageo completed the purchase of a further 3.14% of the share capital of SJF for RMB 690 million (£79 million) and transaction costs of £2 million, which took Diageo's shareholding in SJF from 60% to 63.14%.

Financial statements (continued)

Prior year acquisitions

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

On 14 March 2018 Diageo completed the acquisition of Belsazar GmbH, a premium aperitif from Germany’s Black Forest.

On 2 May 2018 Diageo acquired 100% of the intellectual property of Pierde Almas, an ultra premium mezcal.

(b) Sale of businesses

Cash consideration received and net assets disposed of in respect of sale of businesses in the year ended 30 June 2019:

	Portfolio of 19 brands	USL wine business	Total
	£ million	£ million	£ million
Sale consideration
Cash received in year	435	3	438
Transaction and other directly attributable costs paid	(12)	—	(12)
Net cash received	423	3	426
Transaction costs payable	(4)	—	(4)
	419	3	422
Net assets disposed of
Brands	(230)	—	(230)
Goodwill	(12)	—	(12)
Property, plant and equipment	(2)	(4)	(6)
Investment in associates	(3)	—	(3)
Inventories	(17)	(1)	(18)
	(264)	(5)	(269)
Gain/(loss) on disposal before taxation	155	(2)	153
Taxation	(33)	—	(33)
Gain/(loss) on disposal after taxation	122	(2)	120

Diageo completed the sale of a portfolio of 19 brands (Seagram’s VO, Seagram’s 83, Seagram’s Five Star, Popov, Myers’s, Parrot Bay, Yukon Jack, Romana Sambuca, Scoresby, Goldschlager, Relska, Stirrings, The Club, Booth’s, Black Haus, Peligroso, Grind, Piehole and John Begg) to Sazerac on 20 December 2018 for an aggregate consideration of $550 million (£435 million). Diageo will continue to provide manufacturing services for all disposed brands until December 2019 and for five brands up to December 2028.

In the year ended 30 June 2019, up until the date of sale, these 19 brands contributed net sales of £67 million (2018 - £153 million; 2017 - £167 million), operating profit of £43 million (2018 - £99 million; 2017 - £107 million) and profit after taxation of £34 million (2018 - £79 million; 2017 - £85 million).

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

Financial statements (continued)

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

Critical accounting estimates and judgements

Assessment of the recoverable amount of an intangible asset and the useful economic life of an asset are based on management's estimates.

Financial statements (continued)

Impairment reviews are carried out to ensure that intangible assets, including brands, are not carried at above their recoverable amounts. The tests are dependent on management’s estimates in respect of the forecasting of future cash flows, the discount rates applicable to the future cash flows and what expected growth rates are reasonable. Judgement is required in determining the cash-generating units. Such estimates and judgements are subject to change as a result of changing economic conditions and actual cash flows may differ from forecasts.

	Brands £ million	Goodwill £ million	Other intangibles £ million	Computer software £ million	Total £ million
Cost
At 30 June 2017	8,815	2,791	1,506	578	13,690
Exchange differences	(347)	(252)	(24)	(7)	(630)
Additions	478	249	—	35	762
Disposals	—	—	—	(2)	(2)
At 30 June 2018	8,946	2,788	1,482	604	13,820
Exchange differences	182	28	56	8	274
Additions	25	10	2	46	83
Disposals	(230)	(12)	—	(5)	(247)
Transfers to assets held for sale(i)	(28)	(19)	—	—	(47)
At 30 June 2019	8,895	2,795	1,540	653	13,883
Amortisation and impairment
At 30 June 2017	586	68	72	398	1,124
Exchange differences	(10)	(8)	—	(5)	(23)
Amortisation for the year	—	—	3	55	58
Exceptional impairment	40	50	—	—	90
Disposals	—	—	—	(1)	(1)
At 30 June 2018	616	110	75	447	1,248
Exchange differences	5	3	—	8	16
Amortisation for the year	—	—	3	60	63
Disposals	—	—	—	(1)	(1)
At 30 June 2019	621	113	78	514	1,326
Carrying amount
At 30 June 2019	8,274	2,682	1,462	139	12,557
At 30 June 2018	8,330	2,678	1,407	157	12,572
At 30 June 2017	8,229	2,723	1,434	180	12,566

(i) Transfers to assets held for sale in the year ended 30 June 2019 relate to United National Breweries (UNB). In addition assets held for sale comprise tangibles and other current assets of £17 million and liabilities held for sale comprising £32 million in respect of UNB. Assets held for sale also include £1 million in respect of tangible assets owned by USL.

Financial statements (continued)

(a) Brands

At 30 June 2019, the principal acquired brands, all of which are regarded as having indefinite useful economic lives, are as follows:

	Principal markets	2019 £ million	2018 £ million
Crown Royal whisky	United States	1,153	1,109
McDowell's No.1 whisky, rum and brandy	India	1,112	1,077
Captain Morgan rum	Global	946	910
Smirnoff vodka	Global	648	624
Johnnie Walker whisky	Global	625	625
Windsor Premier whisky	Korea	589	591
Casamigos tequila	United States	476	458
Shui Jing Fang Chinese white spirit	Greater China	259	259
Yenì Raki	Turkey	231	280
Signature whisky	India	209	202
Don Julio tequila	United States	209	195
Bell's whisky	United Kingdom	179	179
Black Dog whisky	India	177	171
Seagram's 7 Crown whiskey	United States	176	169
Antiquity whisky	India	173	167
Zacapa rum	Global	151	145
Gordon's gin	Europe	119	119
Bagpiper whisky	India	119	116
Old Parr whisky	Global	106	101
Other brands(i)		617	833
		8,274	8,330

(i) In the year ended 30 June 2019 Diageo completed the sale of a portfolio of 19 brands to Sazerac. See note 9(b) for further information.
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

(b) Goodwill

For the purposes of impairment testing, goodwill has been attributed to the following cash-generating units:

	2019 £ million	2018 £ million
North America	403	390
Europe and Turkey
– Europe (excluding Turkey)	172	170
– Turkey	234	284
Africa – Africa Regional Markets	26	27
Latin America and Caribbean – Mexico	143	133
Asia Pacific
– Greater China	131	131
– India	1,511	1,462
Other cash-generating units	62	81
	2,682	2,678

Financial statements (continued)

Goodwill has arisen on the acquisition of businesses and includes synergies arising from cost savings, the opportunity to utilise Diageo’s distribution network to leverage marketing of the acquired products and the extension of the group’s portfolio of brands in new markets around the world.

(c) Other intangibles

Other intangibles principally comprise distribution rights. Diageo owns the global distribution rights for Ketel One vodka products in perpetuity, and the Directors believe that it is appropriate to treat these rights as having an indefinite life for accounting purposes. The carrying value at 30 June 2019 was £1,418 million (2018 – £1,363 million).

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

Long-term growth rates, period of growth and terminal growth rates

The terminal growth rates applied at the end of the forecast period are the long-term annual inflation rate of the country adjusted to take into account circumstances specific to the asset or cash-generating unit. For some intangible assets, management expects to achieve growth, driven by Diageo’s sales, marketing and distribution expertise, which is significantly in excess of the terminal growth rates for the applicable countries or regions. In these circumstances, the recoverable amount is calculated based on a five-year detailed plan and extended by up to an additional ten years using the annual growth rate of the real gross domestic product (GDP) of the country or region aggregated with its inflation rate, adjusted to take into account circumstances specific to the asset or cash-generating unit. In the calculation of the terminal value, the long-term annual inflation rate of the country is used as the terminal growth rate.

For goodwill, these assumptions are based on the cash-generating unit or group of units to which the goodwill is attributed. For brands, they are based on a weighted average taking into account the country or countries where sales are made.

Financial statements (continued)

The pre-tax discount rates and terminal growth rates used for impairment testing are as follows:

	2019		2018
	Pre-tax discount rate %	Terminal growth rate %	Pre-tax discount rate %	Terminal growth rate %
North America – United States	9	2	10	2
Europe and Turkey
– Europe (excluding Turkey)	7	2	7	2
– Turkey	25	13	16	5
Africa
– Africa Regional Markets	25	5	25	5
– Ethiopia	25	8	24	8
Latin America and Caribbean
– Brazil	16	4	15	4
– Mexico	17	3	16	3
Asia Pacific
– Korea	8	2	8	2
– Greater China	10	3	9	2
– India	14	5	14	5

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

(e) Sensitivity to change in key assumptions

Impairment testing for the year ended 30 June 2019 has identified the following cash-generating units as being sensitive to reasonably possible changes in assumptions.

The table below shows the headroom at 30 June 2019 and the impairment charge that would be required if the assumptions in the calculation of their value in use were changed:

	Headroom £ million	1ppt increase in discount rate £ million	2ppt decrease in annual growth rate £ million	5ppt decrease in annual growth rate in forecast period 2020-2029 £ million
India(i)	702	—	—	(831)
Windsor Premier brand(ii)	6	(75)	(167)	—

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

(ii)
The Windsor Premier brand is disclosed as sensitive due to the challenging whisky market in Korea. Reasonably possible changes in the key assumptions that would result in an impairment of the brand would be a 2ppt decrease in the annual growth rate in perpetuity or a 1ppt increase in discount rate. The cumulative effect of such changes is disclosed in the table above.

It remains possible that changes in assumptions could arise in excess of those indicated in the table above.

For all intangibles with an indefinite life, other than those disclosed in the table above, management has concluded that no reasonable possible change in the key assumptions on which it has determined the recoverable amounts would cause their carrying values to materially exceed their recoverable amounts.

Financial statements (continued)

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

	Land and buildings £ million	Plant and equipment £ million	Fixtures and fittings £ million	Returnable bottles and crates £ million	Under construction £ million	Total £ million
Cost
At 30 June 2017	1,628	3,958	127	523	294	6,530
Exchange differences	(36)	(73)	(6)	(9)	(7)	(131)
Sale of businesses	(2)	—	—	—	—	(2)
Additions	20	138	7	27	372	564
Disposals	(38)	(84)	(6)	(25)	(4)	(157)
Transfers	13	163	4	18	(223)	(25)
At 30 June 2018	1,585	4,102	126	534	432	6,779
Exchange differences	16	54	1	4	10	85
Sale of businesses	(2)	(7)	(1)	—	—	(10)
Additions	42	180	9	31	383	645
Disposals	(16)	(32)	(13)	(21)	(2)	(84)
Transfers	87	218	3	18	(329)	(3)
At 30 June 2019	1,712	4,515	125	566	494	7,412
Depreciation
At 30 June 2017	448	1,631	86	351	—	2,516
Exchange differences	(10)	(32)	(4)	(4)	—	(50)
Depreciation charge for the year	48	210	15	37	—	310
Exceptional impairment	—	26	—	9	—	35
Sale of businesses	(1)	—	—	—	—	(1)
Disposals	(18)	(74)	(6)	(22)	—	(120)
At 30 June 2018	467	1,761	91	371	—	2,690
Exchange differences	4	23	—	3	—	30
Depreciation charge for the year	49	216	13	33	—	311
Sale of businesses	—	(4)	—	—	—	(4)
Disposals	(9)	(25)	(12)	(17)	—	(63)
Transfers	—	(6)	(1)	—	—	(7)
At 30 June 2019	511	1,965	91	390	—	2,957
Carrying amount
At 30 June 2019	1,201	2,550	34	176	494	4,455
At 30 June 2018	1,118	2,341	35	163	432	4,089
At 30 June 2017	1,180	2,327	41	172	294	4,014

(a) The net book value of land and buildings comprises freeholds of £1,162 million (2018 – £1,073 million), long leaseholds of £21 million (2018 – £25 million) and short leaseholds of £18 million (2018 – £20 million). Depreciation was not charged on £164 million (2018 – £147 million) of land.

(b) At 30 June 2019, tangible fixed assets held under finance leases amounted to £230 million (2018 – £231 million), principally in respect of plant and equipment. Depreciation on assets held under finance leases was £12 million (2018 – £16 million).

Financial statements (continued)

(c) Property, plant and equipment is net of a government grant of £143 million (2018 – £140 million) received in prior years in respect of the construction of a rum distillery in the US Virgin Islands.

(d) Transfers in the year ended 30 June 2019 include £14 million transferred to assets held for sale in respect of United National Breweries. In addition, transfers include £18 million transferred from assets held for sale to property, plant and equipment as the disposals are not expected to be completed by 30 June 2020.

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

Loans receivable are non-derivative financial assets that are not classified as equity investments. They are subsequently measured either at amortised cost using the effective interest method less allowance for impairment or at fair value with gains and losses arising from changes in fair value recognised in the income statement or in other comprehensive income that are recycled to the income statement on the de-recognition of the asset. Allowances for expected credit losses are made based on the risk of non-payment taking into account ageing, previous experience, economic conditions and forward-looking data. Such allowances are measured as either 12-months expected credit losses or lifetime expected credit losses depending on changes in the credit quality of the counterparty.

	Loans £ million	Others £ million	Total £ million
Cost less allowances or fair value
At 30 June 2017	21	10	31
Exchange differences	(1)	2	1
Additions	21	—	21
Repayments and disposals	(2)	(2)	(4)
Fair value adjustment	(4)	1	(3)
At 30 June 2018	35	11	46
Additions	2	—	2
Repayments and disposals	(1)	—	(1)
Fair value adjustment	—	2	2
Transfers	(19)	19	—
At 30 June 2019	17	32	49

At 30 June 2019, loans comprise £17 million (2018 – £35 million; 2017 – £18 million) of loans to customers and other third parties, after allowances of £111 million (2018 – £108 million; 2017 – £110 million), and £nil (2018 – £nil; 2017 – £3 million) of loans to associates.

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

Financial statements (continued)

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

(a) Post employment benefit plans

The group operates a number of pension plans throughout the world, devised in accordance with local conditions and practices. The majority of the plans are defined benefit plans and are funded by payments to separately administered trusts or insurance companies. The group also operates a number of plans that are generally unfunded, primarily in the United States, which provide to employees post employment medical benefits.

The principal plans are in the United Kingdom, Ireland and the United States where benefits are based on employees’ length of service and salary at retirement. All valuations were performed by independent actuaries using the projected unit credit method to determine pension costs. The most recent funding valuations of the significant defined benefit plans were carried out as follows:

Principal plans	Date of valuation
United Kingdom(i)	1 April 2018
Ireland(ii)	31 December 2015
United States	1 January 2019

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

(ii)
The triennial valuation of the Guinness Ireland Group Pension Scheme in Ireland (the Irish Scheme) is in progress and the results of this valuation are expected to be agreed by Diageo and the trustee later in calendar year 2019. The Irish scheme closed to new members in May 2013. Employees who have joined Diageo in Ireland since the defined benefit scheme closed have been eligible to become members of Diageo administered defined contribution plans.

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

Financial statements (continued)

The amounts charged to the consolidated income statement for the group’s defined benefit post employment plans and the consolidated statement of comprehensive income for the three years ended 30 June 2019 are as follows:

	2019 £ million	2018 £ million	2017 £ million
Current service cost and administrative expenses	(110)	(123)	(133)
Past service gains - ordinary activities	56	33	14
Past service losses - exceptional	(21)	—	—
Gains on curtailments and settlements	4	6	10
Charge to operating profit	(71)	(84)	(109)
Net finance gain/(charge) in respect of post employment plans	7	(11)	(25)
Charge before taxation(i)	(64)	(95)	(134)
Actual returns less amounts included in finance income	438	312	973
Experience gains/(losses)	113	(30)	58
Changes in financial assumptions	(514)	108	(466)
Changes in demographic assumptions	(6)	69	86
Other comprehensive income	31	459	651
Changes in the surplus restriction	2	(2)	1
Total other comprehensive income	33	457	652

(1) From 1 April 2018 there were changes to the future benefits earned by employees in the UK Scheme. The changes impact the ongoing service cost but not the benefits earned by the members as at 31 March 2018. In addition, in the year ended 30 June 2019, changes made to future pension increases for members of the UK scheme (including a Pension Increase Exchange (PIE) option offered to current pensioners) and changes to the principal Irish scheme which resulted in an aggregate past service credit of £54 million (2018 - £21 million in respect of changes to future pension increases in the principal Irish scheme). The exceptional past service loss, in the year ended 30 June 2019, of £21 million is in respect of the equalisation of Guaranteed Minimum Pension (GMP) benefits for men and women (see note 4(b)).

(i) The charge before taxation in respect of the following countries is:

	2019 £ million	2018 £ million	2017 £ million
United Kingdom	(3)	(49)	(67)
Ireland	(13)	1	(15)
United States	(30)	(29)	(34)
Other	(18)	(18)	(18)
	(64)	(95)	(134)

In addition to the charge in respect of defined benefit post employment plans, contributions to the group’s defined contribution plans were £19 million (2018 – £18 million; 2017 – £17 million).

Financial statements (continued)

The movement in the net (deficit)/surplus for the two years ended 30 June 2019 is set out below:

	Plan assets £ million	Plan liabilities £ million	Net (deficit)/surplus £ million
At 30 June 2017	9,226	(9,716)	(490)
Exchange differences	(1)	1	—
Charge before taxation	227	(322)	(95)
Other comprehensive income(i)	312	147	459
Contributions by the group	192	—	192
Employee contributions	6	(6)	—
Benefits paid	(652)	652	—
At 30 June 2018	9,310	(9,244)	66
Exchange differences	45	(55)	(10)
Charge before taxation	234	(298)	(64)
Other comprehensive income/(loss)(i)	438	(407)	31
Contributions by the group	192	—	192
Employee contributions	5	(5)	—
Benefits paid	(511)	511	—
At 30 June 2019	9,713	(9,498)	215

(i)    Excludes surplus restriction.

The plan assets and liabilities by type of post employment benefit and country is as follows:

	2019		2018
	Plan assets £ million	Plan liabilities £ million	Plan assets £ million	Plan liabilities £ million
Pensions
United Kingdom	7,115	(6,257)	6,792	(6,032)
Ireland	1,747	(2,098)	1,745	(2,148)
United States	593	(545)	525	(505)
Other	186	(234)	180	(215)
Post employment medical	1	(275)	1	(259)
Other post employment	71	(89)	67	(85)
	9,713	(9,498)	9,310	(9,244)

The balance sheet analysis of the post employment plans is as follows:

	2019		2018
	Non- current assets(i) £ million	Non- current liabilities £ million	Non- current assets(i) £ million	Non- current liabilities £ million
Funded plans	1,060	(547)	935	(593)
Unfunded plans	—	(299)	—	(279)
	1,060	(846)	935	(872)

(i)    Includes surplus restriction of £1 million (2018 – £3 million).

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

The following weighted average assumptions were used to determine the group’s deficit/surplus in the main post employment plans at 30 June in the relevant year. The assumptions used to calculate the charge/credit in the consolidated income statement for the year ending 30 June are based on the assumptions disclosed as at the previous 30 June.

	United Kingdom			Ireland			United States(i)
	2019%	2018%	2017%	2019%	2018%	2017%	2019%	2018%	2017%
Rate of general increase in salaries(ii)	3.6	4.3	4.4	2.3	3.2	3.0	—	—	—
Rate of increase to pensions in payment	3.2	3.3	3.4	1.5	2.0	1.7	—	—	—
Rate of increase to deferred pensions	2.2	2.1	2.2	1.3	1.8	1.6	—	—	—
Discount rate for plan liabilities	2.3	2.8	2.6	1.2	1.7	2.1	3.4	4.1	3.7
Inflation - CPI	2.2	2.1	2.2	1.3	1.8	1.6	1.7	2.1	1.8
Inflation - RPI	3.2	3.1	3.2	—	—	—	—	—	—

(i)	The salary increase assumption in the United States is not a significant assumption as only a minimal amount of members’ pension entitlement is dependent on a member’s projected final salary.
(ii)    The salary increase assumptions include an allowance for age related promotional salary increases.

For the principal UK and Irish pension funds, the table below illustrates the expected age at death of an average worker who retires currently at the age of 65, and one who is currently aged 45 and subsequently retires at the age of 65:

	United Kingdom(i)			Ireland(ii)			United States
	2019 Age	2018 Age	2017 Age	2019 Age	2018 Age	2017 Age	2019 Age	2018 Age	2017 Age
Retiring currently at age 65
Male	86.2	86.1	86.3	86.5	86.4	86.3	85.7	86.0	85.9
Female	88.5	88.4	88.1	89.2	89.2	89.0	87.7	88.0	87.9
Currently aged 45, retiring at age 65
Male	88.3	88.2	88.2	89.5	89.4	89.2	87.3	87.6	87.5
Female	90.6	90.5	90.5	92.2	92.1	91.9	89.3	89.6	89.5

(i)	Based on the CMI’s S2 mortality tables with scaling factors based on the experience of the plan and where people live, with suitable future improvements.

(ii)	Based on the ‘00’ series of mortality tables with scaling factors based on the experience of the plan and with suitable future improvements.

Financial statements (continued)

For the significant assumptions, the following sensitivity analyses estimate the potential impacts on the consolidated income statement for the year ended 30 June 2020 and on the plan liabilities at 30 June 2019:

	United Kingdom			Ireland			United States and other
Benefit/(cost)	Operating profit £ million	Profit after taxation £ million	Plan liabilities(i) £ million	Operating profit £ million	Profit after taxation £ million	Plan liabilities(i) £ million	Operating profit £ million	Profit after taxation £ million	Plan liabilities(i) £ million
Effect of 0.5% increase in discount rate	4	19	512	3	(3)	172	1	2	33
Effect of 0.5% decrease in discount rate	(5)	(16)	(579)	(4)	3	(209)	(1)	(2)	(37)
Effect of 0.5% increase in inflation	(5)	(11)	(390)	(3)	(4)	(148)	(1)	(1)	(12)
Effect of 0.5% decrease in inflation	4	11	380	3	4	152	—	1	12
Effect of one year increase in life expectancy	(1)	(6)	(280)	(1)	(2)	(84)	—	(1)	(18)

(i)	The estimated effect on the liabilities excludes the impact of any interest rate and inflation swaps held by the pension plans.

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

(c) Investment and hedging strategy

The investment strategy for the group’s funded post employment plans is determined locally by the trustees of the plan and/or Diageo, as appropriate, and takes account of the relevant statutory requirements. The objective of the investment strategy is to achieve a target rate of return in excess of the movement on the liabilities, whilst taking an acceptable level of investment risk relative to the liabilities. This objective is implemented by using the funds of the plans to invest in a variety of asset classes that are expected over the long-term to deliver a target rate of return. The majority of the investment strategies have significant amounts allocated to equities, with the intention that this will result in the ongoing cost to the group of the post employment plans being lower over the long-term, within acceptable boundaries of risk. Significant amounts are invested in bonds in order to provide a natural hedge against movements in the liabilities of the plans. At 30 June 2019, approximately 56% and 78% (2018 – 42% and 79%) of the UK Scheme’s liabilities were hedged against future movements in interest rates and inflation, respectively, through the combined effect of bonds and swaps. At 30 June 2019, approximately 44% and 71% (2018 – 45% and 72%) of the Irish Scheme’s liabilities were hedged against future movements in interest rates and inflation, respectively, through the combined effect of bonds and swaps.

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

Financial statements (continued)

An analysis of the fair value of the plan assets is as follows:

	2019				2018
	United Kingdom £ million	Ireland £ million	United States and other £ million	Total £ million	United Kingdom £ million	Ireland £ million	United States and other £ million	Total £ million
Equities
Quoted	19	294	248	561	758	316	242	1,316
Unquoted and private equity	504	—	21	525	399	1	18	418
Bonds
Fixed-interest government	123	129	46	298	133	103	42	278
Inflation-linked government	—	262	—	262	1,063	262	1	1,326
Investment grade corporate	404	337	421	1,162	934	344	363	1,641
Non-investment grade	163	74	15	252	147	49	16	212
Loan securities	1,362	331	—	1,693	1,112	303	—	1,415
Repurchase agreements	4,629	—	—	4,629	2,799	—	—	2,799
Liability driven investment (LDI)	185	40	—	225	139	50	—	189
Property - unquoted	744	84	1	829	689	94	1	784
Hedge funds	75	135	—	210	68	138	—	206
Interest rate and inflation swaps	(1,048)	30	—	(1,018)	(1,415)	70	—	(1,345)
Cash and other	(45)	31	99	85	(34)	15	90	71
Total bid value of assets	7,115	1,747	851	9,713	6,792	1,745	773	9,310

(1)
The asset classes include some cash holdings that are temporary. This cash is likely to be invested imminently and so has been included in the asset class where it is anticipated to be invested in the long-term.

Total cash contributions by the group to all post employment plans in the year ending 30 June 2020 are estimated to be approximately £170 million.

(d) Deficit funding arrangements

UK plans

In the year ended 30 June 2011 the group established a Pension Funding Partnership (PFP) in respect of the UK Scheme. Whisky inventory was transferred into the partnership but the group retains control over the partnership which at 30 June 2019 held inventory with a book value of £661 million (2018 – £647 million). The partnership is fully consolidated in the group financial statements. The UK Scheme has a limited interest in the partnership and, as a partner, is entitled to a distribution from the profits of the partnership which for the year ended 30 June 2019 was £25 million (2018 – £25 million) and is expected to be approximately the same amount for the next five years.

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

Irish plans

The group has also agreed a deficit funding arrangement with the trustees of the Irish Scheme under which it contributes to the Irish Scheme €23 million (£20 million) per annum until the year ending 30 June 2028. The agreement also provides for additional cash contributions into escrow of up to €135 million (£119 million) if the deficit is not reduced at each triennial valuation to agreed limits up to 2027. As part of this funding plan, Diageo has also granted to the Irish Scheme a contingent asset comprising mortgages over certain land and buildings and fixed and floating charges over certain receivables of the group up to a value of €200 million (£177 million). Following the actuarial triennial valuation as of 31 December 2015, the group made additional cash contributions of €32 million (£28 million) during the year ended 30 June 2017, and €9 million (£8 million) in both years ended 30 June 2018 and 30 June 2019. The group has also agreed to make conditional payments up to a maximum of €29 million (£26 million) if the deficit on the plan is greater than €232 million (£205 million) at the 2018 actuarial triennial valuation. Any conditional payments would be made equally

Financial statements (continued)

over the three years after the 31 December 2018 actuarial triennial valuation has been agreed. The triennial valuation is in progress and the result of this valuation are expected to be agreed by Diageo and the trustee later in calendar year 2019.

(e) Timing of benefit payments

The following table provides information on the timing of the benefit payments and the average duration of the defined benefit obligations and the distribution of the timing of benefit payments:

	United Kingdom		Ireland		United States
	2019 £ million	2018 £ million	2019 £ million	2018 £ million	2019 £ million	2018 £ million
Maturity analysis of benefits expected to be paid
Within one year	395	575	75	75	63	49
Between 1 to 5 years	1,197	1,144	367	370	202	187
Between 6 to 15 years	2,663	2,575	723	751	359	380
Between 16 to 25 years	2,078	2,196	657	727	207	242
Beyond 25 years	2,909	3,325	1,008	1,260	185	207
Total	9,242	9,815	2,830	3,183	1,016	1,065
	years	years	years	years	years	years
Average duration of the defined benefit obligation	17	19	18	19	10	10

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

Trade and other payables are initially recognised at fair value including transaction costs and subsequently carried at amortised costs. Contingent consideration recognised in business combinations are subsequently measured at fair value through income statement.

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

Financial statements (continued)

(a) Inventories

	2019 £ million	2018 £ million
Raw materials and consumables	338	321
Work in progress	46	44
Maturing inventories	4,334	4,028
Finished goods and goods for resale	754	622
	5,472	5,015

Maturing inventories include whisk(e)y, rum, tequila and Chinese white spirits. The following amounts of inventories are expected to be utilised after more than one year:

	2019 £ million	2018 £ million
Raw materials and consumables	14	12
Maturing inventories	3,434	3,253
	3,448	3,265

Inventories are disclosed net of provisions for obsolescence, an analysis of which is as follows:

	2019 £ million	2018 £ million	2017 £ million
Balance at beginning of the year	71	88	73
Exchange differences	—	(2)	(1)
Income statement (release)/charge	(3)	—	41
Utilised	(5)	(15)	(25)
	63	71	88

(b) Trade and other receivables

	2019		2018
	Current assets £ million	Non-current assets £ million	Current assets £ million	Non-current assets £ million
Trade receivables	2,173	—	2,152	—
Interest receivable	25	—	14	—
VAT recoverable and other prepaid taxes	132	14	124	3
Other receivables	141	31	211	35
Prepayments	202	8	157	8
Accrued income	21	—	20	—
	2,694	53	2,678	46

At 30 June 2019, approximately 11%, 18% and 13% of the group’s trade receivables of £2,173 million are due from counterparties based in the United Kingdom, the United States and India, respectively. Accrued income primarily represents amounts receivable from customers in respect of performance obligations satisfied but not yet invoiced.

Financial statements (continued)

The aged analysis of trade receivables, net of expected credit loss allowance, is as follows:

	2019 £ million	2018 £ million
Not overdue	2,083	2,067
Overdue 1 – 30 days	27	19
Overdue 31 – 60 days	21	19
Overdue 61 – 90 days	13	13
Overdue 91 – 180 days	15	21
Overdue more than 180 days	14	13
	2,173	2,152

Trade and other receivables are disclosed net of expected credit loss allowance for doubtful debts, an analysis of which is as follows:

	2019 £ million	2018 £ million	2017 £ million
Balance at beginning of the year	97	129	83
Exchange differences	3	(4)	(1)
Income statement charge	23	18	54
Written off	(10)	(46)	(7)
	113	97	129

(c) Trade and other payables

	2019		2018
	Current liabilities £ million	Non-current liabilities £ million	Current liabilities £ million	Non-current liabilities £ million
Trade payables	1,694	—	1,514	—
Interest payable	127	—	104	—
Tax and social security excluding income tax	640	—	638	2
Other payables	565	222	471	204
Accruals	1,097	—	1,165	3
Deferred income	56	—	37	—
Dividend payable to non-controlling interests	23	—	21	—
	4,202	222	3,950	209

Interest payable at 30 June 2019 includes interest on non-derivative financial instruments of £124 million (2018 – £100 million). Deferred income represents amounts paid by customers in respect of performance obligations not yet satisfied. Non-current liabilities include £153 million in respect of the net present value of contingent consideration in respect of the acquisition of Casamigos.

Financial statements (continued)

(d) Provisions

	Thalidomide £ million	Other £ million	Total £ million
At 30 June 2018	217	180	397
Exchange differences	—	(1)	(1)
Provisions charged during the year(i)	—	61	61
Provisions utilised during the year	(15)	(33)	(48)
Unwinding of discounts	7	—	7
At 30 June 2019	209	207	416
Current liabilities	16	83	99
Non-current liabilities	193	124	317
	209	207	416

(i) Includes indirect tax provision in Korea. See note 4(a).

(a) Provisions have been established in respect of the discounted value of the group’s commitment to the UK and Australian Thalidomide Trusts. These provisions will be utilised over the period of the commitments up to 2037.

(b) The largest item in other provisions at 30 June 2019 is £45 million in respect of employee deferred compensation plans which will be utilised when employees leave the group.

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

Financial assets and liabilities at fair value through profit or loss include derivative assets and liabilities. Where financial assets or liabilities are eligible to be carried at either amortised cost or fair value through other comprehensive income, the group does not apply the fair value option.

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

Financial statements (continued)

Treasury operations are conducted within a framework of board approved policies and guidelines, which are recommended and monitored by the finance committee, chaired by the Chief Financial Officer. The policies and guidelines include benchmark exposure and/or hedge cover levels for key areas of treasury risk which are periodically reviewed by the Board following, for example, significant business, strategic or accounting changes. The framework provides for limited defined levels of flexibility in execution to allow for the optimal application of the board approved strategies. Transactions arising from the application of this flexibility are carried at fair value, gains or losses are taken to the income statement as they arise and are separately monitored on a daily basis using Value at Risk analysis. In the years ended 30 June 2019 and 30 June 2018 gains and losses on these transactions were not material. The group does not use derivatives for speculative purposes. All transactions in derivative financial instruments are initially undertaken to manage the risks arising from underlying business activities.

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

Hedge of net investment in foreign operations

The group hedges a certain portion of its exposure to fluctuations in the sterling value of its foreign operations by designating borrowings held in foreign currencies and using foreign currency spots, forwards, swaps and other financial derivatives. For the year ended 30 June 2019 the group’s guidance was to maintain total net investment Value at Risk to total Net Asset value below 20%, where Value at Risk is defined as the maximum amount of loss over a one-year period with a 95% probability confidence level.

At 30 June 2019 foreign currency borrowings and financial derivatives designated in net investment hedge relationships amounted to £4,001 million (2018 - £5,238 million).

Hedge of foreign currency debt

The group uses cross currency interest rate swaps to hedge the foreign currency risk associated with certain foreign currency denominated borrowings.

Transaction exposure hedging

The group’s policy is to hedge up to 24 months forecast transactional foreign currency risk on the net US dollar exposure of the group targeting 75% coverage for the current financial year and up to 18 months for other currency pairs. The group’s exposure to foreign currency risk arising principally on forecasted sales transactions is managed using forward agreements and options.

(b) Interest rate risk

The group has an exposure to interest rate risk, arising principally on changes in US dollar, euro and sterling interest rates. To manage interest rate risk, the group manages its proportion of fixed to floating rate borrowings within limits approved by the Board, primarily through issuing fixed and floating rate borrowings and commercial paper, and by utilising interest rate swaps. These practices aim to minimise the group’s net finance charges with acceptable year on year volatility. To facilitate operational efficiency and effective hedge accounting, the group’s policy is to maintain fixed rate borrowings within a band of 40% to 60% of forecast net borrowings. For these calculations, net borrowings exclude interest rate related fair value adjustments. The majority of the group’s existing interest rate derivatives are designated as hedges and are expected to be effective. Fair value of these derivatives is recognised in the income statement, along with any changes in the relevant fair value of the underlying hedged asset or liability. The group's net borrowings interest rate profile as at 30 June 2019 and 2018 is as follows:

	2019		2018
	£ million	%	£ million	%
Fixed rate	6,181	55	4,739	52
Floating rate(i)	5,199	46	4,245	47
Impact of financial derivatives and fair value adjustments	(103)	(1)	107	1
Net borrowings	11,277	100	9,091	100

(i)    The floating rate portion of net borrowings includes cash and cash equivalents, collaterals, floating rate loans and bonds, bank overdrafts and finance lease obligations.

Financial statements (continued)

The table below sets out the average monthly net borrowings and effective interest rate:

Average monthly net borrowings			Effective interest rate
2019 £ million	2018 £ million	2017 £ million	2019%	2018%	2017%
10,393	9,063	8,771	2.4	2.6	3.5

(1)
For this calculation, net interest charge excludes fair value adjustments to derivative financial instruments and borrowings and average monthly net borrowings includes the impact of interest rate swaps that are no longer in a hedge relationship but excludes the market value adjustment for cross currency interest rate swaps.

(c) Commodity price risk

Commodity price risk is managed in line with the principles approved by the Board either through long-term purchase contracts with suppliers or, where appropriate, derivative contracts. The group policy is to maintain the Value at Risk of commodity price risk arisen from commodity exposures below 75 bps of forecast gross margin in any given financial year. Where derivative contracts are used the commodity price risk exposure is hedged up to 24 months of forecast volume through exchange-traded and over-the-counter contracts (futures, forwards and swaps) and cash flow hedge accounting is applied.

(d) Market risk sensitivity analysis

The group uses a sensitivity analysis that estimates the impacts on the consolidated income statement and other comprehensive income of either an instantaneous increase or decrease of 0.5% in market interest rates or a 10% strengthening or weakening in sterling against all other currencies, from the rates applicable at 30 June 2019 and 30 June 2018, for each class of financial instruments with all other variables remaining constant. The sensitivity analysis excludes the impact of market risks on the net post employment benefit liabilities and assets, and corporate tax payable. This analysis is for illustrative purposes only, as in practice interest and foreign exchange rates rarely change in isolation.

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

	Impact on income statement gain/(loss)		Impact on consolidated comprehensive income gain/(loss)(i) (ii)
	2019 £ million	2018 £ million	2019 £ million	2018 £ million
0.5% decrease in interest rates	(27)	(19)	(15)	(18)
0.5% increase in interest rates	27	19	16	19
10% weakening of sterling	(17)	(15)	(1,001)	(833)
10% strengthening of sterling	14	11	805	680

(i)	The impact on foreign currency borrowings and derivatives in net investment hedges is largely offset by the foreign exchange difference arising on the translation of net investments.

(ii)	The impact on the consolidated statement of comprehensive income includes the impact on the income statement.

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

Financial statements (continued)

Financial credit risk

Diageo aims to minimise its financial credit risk through the application of risk management policies approved and monitored by the Board. Counterparties are predominantly limited to major banks and financial institutions, primarily with a long-term credit rating within the A band or better, and the policy restricts the exposure to any one counterparty by setting credit limits taking into account the credit quality of the counterparty. The group’s policy is designed to ensure that individual counterparty limits are adhered to and that there are no significant concentrations of credit risk. The Board also defines the types of financial instruments which may be transacted. The credit risk arising through the use of financial instruments for currency and interest rate risk management is estimated with reference to the fair value of contracts with a positive value, rather than the notional amount of the instruments themselves. Diageo annually reviews the credit limits applied and regularly monitors the counterparties’ credit quality reflecting market credit conditions.

When derivative transactions are undertaken with bank counterparties, the group may, where appropriate, enter into certain agreements with such bank counterparties whereby the parties agree to post cash collateral for the benefit of the other if the net valuations of the derivatives are above a predetermined threshold. At 30 June 2019, the collateral held under these agreements amounted to $152 million (£120 million) (2018 – $71 million (£54 million)).

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

(f) Liquidity risk

Liquidity risk is the risk that Diageo may encounter difficulties in meeting its obligations associated with financial liabilities that are settled by delivering cash or other financial assets. The group uses short-term commercial paper to finance its day-to-day operations. The group’s policy with regard to the expected maturity profile of borrowings is to limit the amount of such borrowings maturing within 12 months to 50% of gross borrowings less money market demand deposits, and the level of commercial paper to 30% of gross borrowings less money market demand deposits. In addition, the group’s policy is to maintain backstop facilities with relationship banks to support commercial paper obligations.

The following tables provide an analysis of the anticipated contractual cash flows including interest payable for the group’s financial liabilities and derivative instruments on an undiscounted basis. Where interest payments are calculated at a floating rate, rates of each cash flow until maturity of the instruments are calculated based on the forward yield curve prevailing at the respective year ends. The gross cash flows of cross currency swaps are presented for the purposes of this table. All other derivative contracts are presented on a net basis. Financial assets and liabilities are presented gross in the consolidated balance sheet although, in practice, the group uses netting arrangements to reduce its liquidity requirements on these instruments.

Financial statements (continued)

Contractual cash flows

	Due within 1 year £ million	Due between 1 and 3 years £ million	Due between 3 and 5 years £ million	Due after 5 years £ million	Total £ million	Carrying amount at balance sheet date £ million
2019
Borrowings(i)	(1,957)	(2,942)	(2,845)	(4,748)	(12,492)	(12,555)
Interest on borrowings(i)(iii)	(363)	(489)	(368)	(1,362)	(2,582)	(124)
Finance lease capital repayments	(43)	(43)	(33)	(9)	(128)	(128)
Finance lease future interest payments	(5)	(7)	(3)	—	(15)	—
Trade and other financial liabilities(ii)	(3,305)	(233)	(3)	(11)	(3,552)	(3,524)
Non-derivative financial liabilities	(5,673)	(3,714)	(3,252)	(6,130)	(18,769)	(16,331)
Cross currency swaps (gross)
– Receivable	63	125	854	1,503	2,545	—
– Payable	(41)	(82)	(811)	(1,042)	(1,976)	—
Other derivative instruments (net)	70	27	30	18	145	—
Derivative instruments(iii)	92	70	73	479	714	400
2018
Borrowings(i)	(1,828)	(2,055)	(2,117)	(3,950)	(9,950)	(9,902)
Interest on borrowings(i)(iii)	(341)	(472)	(382)	(1,385)	(2,580)	(100)
Finance lease capital repayments	(30)	(66)	(34)	(25)	(155)	(155)
Finance lease future interest payments	(7)	(9)	(5)	(1)	(22)	—
Trade and other financial liabilities(ii)	(3,117)	(28)	(1)	(230)	(3,376)	(3,318)
Non-derivative financial liabilities	(5,323)	(2,630)	(2,539)	(5,591)	(16,083)	(13,475)
Cross currency swaps (gross)
– Receivable	60	121	840	1,487	2,508	—
– Payable	(41)	(83)	(824)	(1,070)	(2,018)	—
Other derivative instruments (net)	(1)	(30)	(2)	5	(28)	—
Derivative instruments(iii)	18	8	14	422	462	90

(i)	For the purpose of these tables above, borrowings are defined as gross borrowings excluding finance lease liabilities and fair value of derivative instruments as disclosed in note 16.

(ii)	Primarily consists of trade and other payables that meet the definition of financial liabilities under IAS 32.

(iii)	Carrying amount of interest on borrowings and interest on derivatives and interest on other payable is included within interest payable in note 14.

The group had available undrawn committed bank facilities as follows:

	2019 £ million	2018 £ million
Expiring within one year	—	788
Expiring between one and two years	—	—
Expiring after two years	2,756	1,864
	2,756	2,652

The facilities can be used for general corporate purposes and, together with cash and cash equivalents, support the group’s commercial paper programmes.

There are no financial covenants on the group’s material short- and long-term borrowings. Certain of these borrowings contain cross default provisions and negative pledges.

Financial statements (continued)

The committed bank facilities are subject to a single financial covenant, being minimum interest cover ratio of two times (defined as the ratio of operating profit before exceptional items, aggregated with share of after tax results of associates and joint ventures, to net interest). They are also subject to pari passu ranking and negative pledge covenants.

Any non-compliance with covenants underlying Diageo’s financing arrangements could, if not waived, constitute an event of default with respect to any such arrangements, and any non-compliance with covenants may, in particular circumstances, lead to an acceleration of maturity on certain borrowings and the inability to access committed facilities. Diageo was in full compliance with its financial, pari passu ranking and negative pledge covenants in respect of its material short and long-term borrowings throughout each of the years presented.

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

Other financial liabilities include a put option, which does not have an expiry date, held by Industrias Licoreras de Guatemala (ILG) to sell the remaining 50% equity stake in Rum Creations & Products Inc, the owner of the Zacapa rum brand, to Diageo. The liability is fair valued and as at 30 June 2019 an amount of £174 million (30 June 2018 - £164 million) is recognised as a liability with changes in fair value included in retained earnings. As the valuation of this option uses assumptions not observable in the market, it is categorised as level 3 in the hierarchy. As at 30 June 2019 because it is unknown when or if ILG will exercise the option the liability is measured as if the exercise date is on the last day of the next financial year considering forecast future performance.

The option is sensitive to reasonably possible changes in assumptions. If the option were to be exercised as at 30 June 2021, the fair value of the liability would increase by approximately £17 million.
The group’s financial assets and liabilities measured at fair value are categorised as follows:

	2019 £ million	2018 (restated(i)) £ million
Derivative assets	531	217
Derivative liabilities	(129)	(123)
Valuation techniques based on observable market input (Level 2)	402	94
Financial assets - other	86	89
Financial liabilities - other	(401)	(352)
Valuation techniques based on unobservable market input (Level 3)	(315)	(263)
(i) Restated to include contingent consideration of £188 million recognised on acquisitions of businesses.

Financial statements (continued)

The movements in level 3 instruments, measured on a recurring basis, are as follows:

	2019 £ million		2018 £ million
	Put option	Contingent consideration recognised on acquisition of businesses	Put option	Contingent consideration recognised on acquisition of businesses
At 1 July	(164)	(188)	(183)	—
Net losses included in the income statement	(8)	(25)	—	(7)
Net (losses)/gains included in exchange in other comprehensive income	(8)	(8)	3	3
Net (losses)/gains included in retained earnings	(3)	—	7	—
Additions	—	(15)	—	(184)
Settlement of liabilities	9	9	9	—
At 30 June	(174)	(227)	(164)	(188)

In the year ended 30 June 2019 the £3 million (30 June 2018 - £50 million) movement in financial assets - other instruments is mainly due to additions and advances promised to associates recognised only when targets are achieved.
There were no transfers between levels during the two years ended 30 June 2019 and 30 June 2018.

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

The notional amounts, contractual maturities and rates of the hedging instruments designated in hedging relationships as of 30 June 2019 by the main risk categories are as follows:

	Notional amounts £ million	Maturity	Range of hedged rates
2019
Net investment hedges
Derivatives in net investment hedges of foreign operations	68	July 2019	Turkish lira 7.55
Cash flow hedges
Derivatives in cash flow hedge (foreign currency debt)	1,614	April 2023-April 2043	US dollar 1.22-1.88
Derivatives in cash flow hedge (foreign exchange risk)	1,599	September 2019-February 2021	US dollar 1.28-1.47, euro 1.08-1.15
Derivatives in cash flow hedge (commodity price risk)	97	July 2019-May 2021	Wheat 148.75-171 GBP/t, Aluminium 1971-2204 USD/MT
Fair value hedges
Derivatives in fair value hedge (interest rate risk)	4,063	May 2020-May 2028	(0.01)-3.09%
2018
Net investment hedges
Derivatives in net investment hedges of foreign operations	1,068	July 2018	US dollar 1.32
Cash flow hedges
Derivatives in cash flow hedge (foreign currency debt)	1,553	April 2023-April 2043	US dollar 1.22-1.88
Derivatives in cash flow hedge (foreign exchange risk)	1,197	September 2018-December 2019	US dollar 1.24-1.47, euro 1.06-1.18
Derivatives in cash flow hedge (commodity price risk)	30	July 2018-March 2020	Corn 152.76-164.17 USD/t, Aluminium 2058.75-2204 USD/MT
Fair value hedges
Derivatives in fair value hedge (interest rate risk)	3,597	July 2018-May 2028	(0.26)-3.09%

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

Financial statements (continued)

In respect of cash flow hedging instruments, a gain of £79 million (2018 - £57 million loss; 2017 - £29 million loss) has been recognised in other comprehensive income due to changes in fair value. A loss of £45 million has been transferred out of other comprehensive income to other operating expenses and a gain of £82 million to other finance charges, respectively (2018 - a gain of £7 million and a loss of £6 million; 2017 - a loss of £143 million and a gain of £42 million) to offset the foreign exchange impact on the underlying transactions.
For cash flow hedges of forecast transactions at 30 June 2019, based on year end interest and exchange rates, there is expected to be a loss to the income statement of £44 million in the year ending 30 June 2020 and a loss of £13 million in the year ending 30 June 2021.
For hedges, that are no longer applicable at 30 June 2019, a loss of £20 million (2018 - a loss of £21 million) in respect of hedges of foreign currency borrowings is reported in reserves. There was no significant ineffectiveness on net investment and cash flow hedges during the year ended 30 June 2019.
The gain on fair value hedging instruments for the year was £119 million (2018 - a loss of £12 million) and the loss on the hedged item attributable to the hedged risk was £120 million (2018 - a gain of £12 million). At 30 June 2019 the accumulated fair value changes on the hedged items is £103 million (2018 - £17 million).

Financial statements (continued)

(i) Reconciliation of financial instruments

The table below sets out the group’s accounting classification of each class of financial assets and liabilities:

	Fair value through income statement £ million	Fair value through other comprehensive income £ million	Assets and liabilities at amortised cost £ million	Not categorised as a financial instrument £ million	Total £ million	Current £ million	Non-current £ million
2019
Other investments and loans(i)	67	19	16	2	104	—	104
Trade and other receivables	—	—	2,385	362	2,747	2,694	53
Cash and cash equivalents	—	—	932	—	932	932	—
Derivatives in fair value hedge (interest rate risk)	104	—	—	—	104	2	102
Derivatives in cash flow hedge (foreign currency debt)	283	—	—	—	283	—	283
Derivatives in cash flow hedge (foreign currency exchange risk)	1	—	—	—	1	1	—
Other instruments	143	—	—	—	143	124	19
Total other financial assets	531	—	—	—	531	127	404
Total financial assets	598	19	3,333	364	4,314	3,753	561
Borrowings(ii)	—	—	(12,555)	—	(12,555)	(1,959)	(10,596)
Trade and other payables	(227)	—	(3,251)	(946)	(4,424)	(4,202)	(222)
Derivatives in cash flow hedge (foreign currency debt)	(12)	—	—	—	(12)	—	(12)
Derivatives in cash flow hedge (foreign currency exchange risk)	(58)	—	—	—	(58)	(41)	(17)
Derivatives in cash flow hedge (commodity price risk)	(9)	—	—	—	(9)	(9)	—
Derivatives in net investment hedge	(1)	—	—	—	(1)	(1)	—
Other instruments	(223)	—	(26)	—	(249)	(239)	(10)
Finance leases	—	—	(128)	—	(128)	(43)	(85)
Total other financial liabilities	(303)	—	(154)	—	(457)	(333)	(124)
Total financial liabilities	(530)	—	(15,960)	(946)	(17,436)	(6,494)	(10,942)
Total net financial assets/(liabilities)	68	19	(12,627)	(582)	(13,122)	(2,741)	(10,381)
2018
Other investments and loans(i)	89	—	14	2	105	—	105
Trade and other receivables	—	—	2,429	295	2,724	2,678	46
Cash and cash equivalents	—	—	874	—	874	874	—
Derivatives in fair value hedge (interest rate risk)	7	—	—	—	7	—	7
Derivatives in cash flow hedge (foreign currency debt)	160	—	—	—	160	—	160
Derivatives in cash flow hedge (foreign currency exchange risk)	9	—	—	—	9	9	—
Derivatives in net investment hedge	1	—	—	—	1	1	—
Other instruments at fair value	40	—	—	—	40	25	15
Total other financial assets	217	—	—	—	217	35	182
Total financial assets	306	—	3,317	297	3,920	3,587	333
Borrowings(ii)	—	—	(9,902)	—	(9,902)	(1,828)	(8,074)
Trade and other payables(iii)	(188)	—	(3,070)	(901)	(4,159)	(3,950)	(209)
Derivatives in fair value hedge (interest rate risk)	(22)	—	—	—	(22)	—	(22)
Derivatives in cash flow hedge (foreign currency debt)	(48)	—	—	—	(48)	—	(48)
Derivatives in cash flow hedge (foreign currency exchange risk)	(25)	—	—	—	(25)	(9)	(16)
Derivatives in net investment hedge	(4)	—	—	—	(4)	(4)	—
Other instruments at fair value	(188)	—	—	—	(188)	(186)	(2)
Finance leases	—	—	(155)	—	(155)	(31)	(124)
Total other financial liabilities	(287)	—	(155)	—	(442)	(230)	(212)
Total financial liabilities	(475)	—	(13,127)	(901)	(14,503)	(6,008)	(8,495)
Total net financial liabilities	(169)	—	(9,810)	(604)	(10,583)	(2,421)	(8,162)

(i)	Other investments and loans are including those in respect of associates.

(ii)	Borrowings are defined as gross borrowings excluding finance lease liabilities and the fair value of derivative instruments.

(iii)
Restated to include contingent consideration of £188 million recognised on the acquisition of businesses within the fair value through income statement class, which was presented under the assets and liabilities at amortised cost class in the 2018 Annual Report.

Financial statements (continued)

At 30 June 2019 and 30 June 2018, the carrying values of cash and cash equivalents, other financial assets and liabilities approximate to fair values. At 30 June 2019 the fair value of borrowings, based on unadjusted quoted market data, was £13,240 million (2018 – £10,304 million).

(j) Capital management

The group’s management is committed to enhancing shareholder value in the long-term, both by investing in the business and brands so as to deliver continued improvement in the return from those investments and by managing the capital structure. Diageo manages its capital structure to achieve capital efficiency, provide flexibility to invest through the economic cycle and give efficient access to debt markets at attractive cost levels. This is achieved by targeting an adjusted net borrowings (net borrowings aggregated with post employment benefit liabilities) to adjusted EBITDA leverage of 2.5 – 3.0 times, this range for Diageo being currently broadly consistent with an A band credit rating. Diageo would consider operating outside of this range in order to effect strategic initiatives within its stated goals, which could have an impact on its rating. If Diageo’s leverage was to be negatively impacted by the financing of an acquisition, it would seek over time to return to the range of 2.5 – 3.0 times. The group regularly assesses its debt and equity capital levels against its stated policy for capital structure. As at 30 June 2019 the adjusted net borrowings (£12,123 million) to adjusted EBITDA ratio was 2.5 times. For this calculation net borrowings are adjusted by post employment benefit liabilities (£846 million) whilst adjusted EBITDA (£4,802 million) comprises operating profit excluding exceptional operating items and depreciation, amortisation and impairment and includes share of after tax results of associates and joint ventures.

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

Financial statements (continued)

Net borrowings are defined as gross borrowings (short-term borrowings and long-term borrowings plus finance lease liabilities plus interest rate hedging instruments, cross currency interest rate swaps and funding foreign currency forwards and swaps used to manage borrowings) less cash and cash equivalents.

	2019 £ million	2018 £ million
Bank overdrafts	211	181
Commercial paper	649	98
Bank and other loans	190	300
Credit support obligations	120	54
€ 500 million 1.125% bonds due 2019	—	444
€ 850 million 1.125% bonds due 2019	—	751
US$ 500 million 2.565% bonds due 2020	394	—
US$ 500 million 3% bonds due 2020	393	—
Fair value adjustment to borrowings	2	—
Borrowings due within one year	1,959	1,828
US$ 500 million floating bonds due 2020	—	378
US$ 500 million 3% bonds due 2020	—	378
€ 775 million 0% bonds due 2020	691	685
US$ 696 million 4.828% bonds due 2020	538	508
€ 900 million 0.25% bonds due 2021	802	—
US$ 1,000 million 2.875% bonds due 2022(i)	785	755
US$ 300 million 8% bonds due 2022(i)	235	226
US$ 1,350 million 2.625% bonds due 2023	1,060	1,020
€ 600 million 0.125% bonds due 2023	533	—
US$ 500 million 3.5% bonds due 2023	393	377
€ 500 million 1.75% bonds due 2024	444	440
€ 500 million 0.5% bonds due 2024	443	439
€ 600 million 1% bonds due 2025	531	—
€ 850 million 2.375% bonds due 2026	755	747
£ 500 million 1.75% bonds due 2026	496	—
€ 500 million 1.5% bonds due 2027	445	—
US$ 500 million 3.875% bonds due 2028	391	376
US$ 400 million 7.45% bonds due 2035(i)	315	303
US$ 600 million 5.875% bonds due 2036	468	450
US$ 500 million 4.25% bonds due 2042(i)	389	374
US$ 500 million 3.875% bonds due 2043	387	372
Bank and other loans	373	234
Fair value adjustment to borrowings	122	12
Borrowings due after one year	10,596	8,074
Total borrowings before derivative financial instruments	12,555	9,902
Fair value of foreign currency derivatives	(370)	(107)
Fair value of interest rate hedging instruments	(104)	15
Finance lease liabilities	128	155
Gross borrowings	12,209	9,965
Less: Cash and cash equivalents	(932)	(874)
Net borrowings	11,277	9,091

(i)	SEC-registered debt issued on an unsecured basis by Diageo Investment Corporation, a 100% owned finance subsidiary of Diageo plc.

(1)	The interest rates shown are those contracted on the underlying borrowings before taking into account any interest rate hedges (see note 15).

(2)	Bonds are stated net of unamortised finance costs of £63 million (2018 – £60 million; 2017 – £61 million).
(3)    Bonds are reported above at amortised cost with a fair value adjustment shown separately.

(4)	All bonds, medium-term notes and commercial paper issued on an unsecured basis by the group’s 100% owned subsidiaries are fully and unconditionally guaranteed on an unsecured basis by Diageo plc.

Financial statements (continued)

Gross borrowings before derivative financial instruments are expected to mature as follows:

	2019 £ million	2018 £ million
Within one year	1,959	1,828
Between one and three years	2,940	2,033
Between three and five years	2,879	2,111
Beyond five years	4,777	3,930
	12,555	9,902
During the year the following bonds were issued and repaid:

	2019 £ million	2018 £ million	2017 £ million
Issued
€ denominated	2,270	1,136	—
£ denominated	496	—	—
US$ denominated	—	1,476	—
Repaid
€ denominated	(1,168)	—	—
US$ denominated	—	(1,571)	(1,234)
	1,598	1,041	(1,234)

(a) Reconciliation of movement in net borrowings

	2019 £ million	2018 £ million
At beginning of the year	9,091	7,892
Net (increase)/decrease in cash and cash equivalents before exchange	(54)	185
Net increase in bonds and other borrowings(i)	2,331	1,015
Change in net borrowings from cash flows	2,277	1,200
Exchange differences on net borrowings	22	(80)
Other non-cash items(ii)	(113)	79
Net borrowings at end of the year	11,277	9,091

(i)	In the year ended 30 June 2019, net increase in bonds and other borrowings excludes £12 million cash outflow in respect of derivatives designated in forward point hedges (2018 - £nil).
(ii)    In the years ended 30 June 2019 and 30 June 2018 other non-cash items are principally in respect of changes in the fair value of borrowings.

Financial statements (continued)

(b) Analysis of net borrowings by currency

	2019		2018
	Cash and cash equivalents £ million	Gross borrowings(i) £ million	Cash and cash equivalents £ million	Gross borrowings(i) £ million
US dollar	88	525	95	297
Euro	70	(2,910)	91	(2,505)
Sterling(ii)	40	(9,308)	38	(7,383)
Indian rupee	23	(247)	25	(313)
Kenyan shilling	79	(223)	16	(107)
Turkish lira(ii)	129	(84)	105	(9)
Mexican peso	16	(78)	13	(58)
Australian dollar	—	(49)	—	130
Chinese yuan	249	9	293	(160)
Other	238	156	198	143
Total	932	(12,209)	874	(9,965)

(i)	Includes foreign currency forwards and swaps and finance leases.

(ii)	Includes £nil (sterling) and £122 million (Turkish lira) cash and cash equivalents in cash-pooling arrangements (2018 - £13 million (sterling) and £87 million (Turkish lira)).

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

Share-based payments include share awards and options granted to directors and employees. The fair value of equity settled share options and share grants is initially measured at grant date based on the binomial or Monte Carlo models and is charged to the income statement over the vesting period. For equity settled shares the credit is included in retained earnings. Cancellations of share options are treated as an acceleration of the vesting period and any outstanding charge is recognised in operating profit immediately. Any surplus or deficit arising on the sale of the Diageo plc shares held by the group is included as a movement in equity.

Dividends are included in the financial statements in the year in which they are approved.

(a) Allotted and fully paid share capital – ordinary shares of 28 101⁄108 pence each

	Number of shares million	Nominal value £ million
At 30 June 2019	2,601	753
At 30 June 2018	2,695	780
At 30 June 2017	2,754	797

Financial statements (continued)

(b) Hedging and exchange reserve

	Hedging reserve £ million	Exchange reserve £ million	Total £ million
At 30 June 2016	(90)	(431)	(521)
Other comprehensive income	69	(1)	68
At 30 June 2017	(21)	(432)	(453)
Other comprehensive income	(44)	(530)	(574)
Adoption of IFRS 9 by associate	(3)	—	(3)
At 30 June 2018	(68)	(962)	(1,030)
Other comprehensive income	31	181	212
At 30 June 2019	(37)	(781)	(818)

(c) Own shares

Movements in own shares

	Number of shares million	Purchase consideration £ million
At 30 June 2016	244	2,189
Share trust arrangements	(3)	(32)
Shares purchased employee share plans	5	101
Shares used to satisfy options	(5)	(82)
At 30 June 2017	241	2,176
Share trust arrangements	(1)	(9)
Shares purchased employee share plans	2	66
Shares used to satisfy options	(4)	(89)
Shares purchased - share buyback programme	59	1,507
Shares cancelled	(59)	(1,507)
At 30 June 2018	238	2,144
Share trust arrangements	(1)	(14)
Shares used to satisfy options	(5)	(104)
Shares purchased - share buyback programme	95	2,775
Shares cancelled	(95)	(2,775)
At 30 June 2019	232	2,026

During the year ended 30 June 2019 the company purchased call options over 4 million shares at a cost of £14 million to hedge employee share awards and share option grants. These are three-year call options, denominated in sterling.

Share trust arrangements

At 30 June 2019 the employee share trusts owned 3 million of ordinary shares in Diageo plc at a cost of £58 million and market value of £92 million (2018 – 4 million shares at a cost of £72 million, market value £106 million; 2017 – 5 million shares at a cost of £81 million, market value £107 million). Dividends receivable by the employee share trusts on the shares are waived and the trustee abstains from voting.

Purchase of own shares

Authorisation was given by shareholders on 20 September 2018 to purchase a maximum of 246,118,306 shares at a minimum price of 28 101/108 pence and a maximum price of higher of (a) 105% of the average of the middle market quotations for an ordinary share for the five preceding business days and (b) the higher of the price of the last independent trade and the highest current independent bid on the London Stock Exchange at the time the purchase is carried out. The programme expires at the conclusion of the next Annual General Meeting or on 19 December 2019 if earlier.

Financial statements (continued)

During the year ended 30 June 2018, as part of the employee share schemes, the company purchased 2.5 million ordinary shares, nominal value of £1 million (2017 – 5 million ordinary shares, nominal value of £1 million), representing approximately 0.1% (2017 - 0.2%) of the issued ordinary share capital (excluding treasury shares).

In the year ended 30 June 2019 the group purchased 94.7 million ordinary shares (2018 – 58.9 million), representing approximately 3.5% of the issued ordinary share capital (2018 – 2.1%) at an average price of £29.24 per share, and an aggregate cost of £2,775 million (including £6 million of transaction costs) (2018 – £25.43 per share, and an aggregate cost of £1,507 million including £9 million of transaction costs) under share buyback programmes. The programme completed on 10 July 2019 resulting in the repurchase of an additional 0.3 million shares at an average price of £33.73, and an aggregate cost of £26 million (including £17 million settlement payments for the full tranche) recognised as a financial liability at 30 June 2019. The shares purchased under the share buyback programmes were cancelled.

The monthly breakdown of all shares purchased and the average price paid per share (excluding expenses) for the year ended 30 June 2019 were as follows:

Calendar month	Number of shares purchased under share buyback programme	Total number of shares purchased	Average price paid pence	Authorised purchases unutilised at month end
August 2018	5,500,453	5,500,453	2775	240,617,853
September 2018	8,965,815	8,965,815	2679	231,652,038
October 2018	11,731,281	11,731,281	2660	219,920,757
November 2018	11,421,897	11,421,897	2747	208,498,860
December 2018	8,859,766	8,859,766	2822	199,639,094
January 2019	1,344,885	1,344,885	2734	198,294,209
February 2019	96,000	96,000	2835	198,198,209
March 2019	22,646,246	22,646,246	3033	175,551,963
April 2019	11,631,712	11,631,712	3131	163,920,251
May 2019	8,810,782	8,810,782	3247	155,109,469
June 2019	3,700,028	3,700,028	3343	151,409,441
Total	94,708,865	94,708,865	2924	151,409,441

(d) Dividends

	2019 £ million	2018 £ million	2017 £ million
Amounts recognised as distributions to equity shareholders in the year
Final dividend for the year ended 30 June 2018
40.4 pence per share (2017 – 38.5 pence; 2016 – 36.6 pence)	993	968	920
Interim dividend for the year ended 30 June 2019
26.1 pence per share (2018 – 24.9 pence; 2017 – 23.7 pence)	630	613	595
	1,623	1,581	1,515

The proposed final dividend of £1,006 million (42.47 pence per share) for the year ended 30 June 2019 was approved by the Board of Directors on 25 July 2019. As this was after the balance sheet date and the dividend is subject to approval by shareholders at the Annual General Meeting, this dividend has not been included as a liability in these consolidated financial statements. There are no corporate tax consequences arising from this treatment.

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

Financial statements (continued)

Summarised financial information for USL, Ketel One and others, after fair value adjustments on acquisition, and the amounts attributable to non-controlling interests are as follows:

	2019			2018	2017
	USL £ million	Ketel One and others £ million	Total £ million	Total £ million	Total £ million
Income statement
Sales	3,229	2,117	5,346	4,926	4,844
Net sales	1,016	1,640	2,656	2,431	2,412
Profit for the year	78	305	383	244	229
Other comprehensive income/(loss)(i)	59	78	137	(163)	116
Total comprehensive income	137	383	520	81	345
Attributable to non-controlling interests	61	173	234	53	148
Balance sheet
Non-current assets(ii)	2,315	2,998	5,313	4,973	4,975
Current assets	587	882	1,469	1,384	1,222
Non-current liabilities	(473)	(1,053)	(1,526)	(1,425)	(1,327)
Current liabilities	(496)	(708)	(1,204)	(1,183)	(1,199)
Net assets	1,933	2,119	4,052	3,749	3,671
Attributable to non-controlling interests	849	946	1,795	1,765	1,715
Cash flow
Net cash inflow from operating activities	109	433	542	334	355
Net cash (outflow) from investing activities	(18)	(139)	(157)	(136)	(86)
Net cash (outflow) from financing activities	(97)	(169)	(266)	(164)	(172)
Net increase/(decrease) in cash and cash equivalents	(6)	125	119	34	97
Exchange differences	1	2	3	(2)	(3)
Dividends payable to non-controlling interests	—	(114)	(114)	(101)	(83)

(i)	Other comprehensive income is principally in respect of exchange on translating the subsidiaries to sterling.

(ii)
Ketel One includes the global distribution rights to distribute Ketel One vodka products throughout the world. The carrying value of the distribution rights at 30 June 2019 was £1,418 million (2018 – £1,363 million; 2017 – £1,385 million).

(1) On 17 August 2018 Diageo acquired 20.29% of the share capital of Sichuan Shuijingfang Company Limited (SJF) which was already controlled and therefore consolidated prior to the transaction. On 9 April 2019 Diageo completed the purchase of a further 3.14% of SJF’s share capital. These transactions took Diageo’s shareholding in SJF from 39.71% to 63.14%.

(f) Employee share compensation

The group uses a number of share award and option plans to grant to its directors and employees.

The annual fair value charge in respect of the equity settled plans for the three years ended 30 June 2019 is as follows:

	2019 £ million	2018 £ million	2017 £ million
Executive share award plans	41	33	28
Executive share option plans	4	3	3
Savings plans	4	3	3
	49	39	34

Executive share awards are primarily made under the Diageo 2014 Long Term Incentive Plan (DLTIP) from September 2014 onwards. Prior to the introduction of the DLTIP, employees in associated companies were granted awards under the Diageo plc 2011 Associated Companies Share Incentive Plan (DACSIP). There was a single grant in September 2016 under the Diageo Performance Incentive plan. Under all of these plans, conditional awards can be delivered in the form of restricted shares or share options at the market value at the time of grant.

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

Performance shares under the DLTIP are subject to the achievement of three equally weighted performance tests: 1) compound annual growth in profit before exceptional items over three years; 2) compound annual growth in organic net sales over three years; 3) cumulative free cash flow over a three-year period, measured at constant exchange rates. Shares awarded under the Diageo Performance Incentive plan (DPI) in September 2016 are subject to the achievement of two equally weighted performance tests over the three-year performance period. These were: 1) compound annual growth in organic net sales over three years; and 2) productivity savings over three years, with an assessment of line manager performance as an underpin. Performance share options under the DLTIP are subject to the achievement of two equally weighted performance tests: 1) a comparison of Diageo’s three-year TSR with a peer group; 2) compound annual growth in profit before exceptional items over three years. Performance measures and targets are set annually by the Remuneration Committee. The vesting range is 20% or 25% (for Executive Directors and for other participants respectively) for achieving minimum performance targets, up to 100% for achieving the maximum target level. Retesting of the performance condition is not permitted.

For performance shares under the DLTIP dividends are accrued on awards and are given to participants to the extent that the awards actually vest at the end of the performance period. Dividends are normally paid out in the form of shares.

For the three years ended 30 June 2019, the calculation of the fair value of each share award used the Monte Carlo pricing model and the following assumptions:

	2019	2018	2017
Risk free interest rate	0.8%	0.3%	0.1%
Expected life of the awards	37 months	37 months	36 months
Dividend yield	2.4%	2.6%	3.0%
Weighted average share price	2736 p	2573 p	2130 p
Weighted average fair value of awards granted in the year	1941 p	1761 p	1427 p
Number of awards granted in the year	2.5 million	2.3 million	3.6 million
Fair value of all awards granted in the year	£48 million	£41 million	£51 million

Transactions on schemes

Transactions on the executive share award plans for the three years ended 30 June 2019 were as follows:

	2019 Number of awards million	2018 Number of awards million	2017 Number of awards million
Balance outstanding at 1 July	7.8	7.9	7.2
Granted	2.5	2.3	3.6
Exercised/awarded	(2.1)	(0.7)	(1.3)
Forfeited/expired	(1.2)	(1.7)	(1.6)
Balance outstanding at 30 June	7.0	7.8	7.9

At 30 June 2019, 3.4 million executive share options were exercisable at a weighted average exercise price of 1816 pence.

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

Critical accounting judgements and estimates

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

(a) Guarantees and related matters

As of 30 June 2019, the group has no material unprovided guarantees or indemnities in respect of liabilities of third parties.

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

On 10 February 2014, the Supreme Court of India issued an order giving notice in respect of the SLPs and ordering that the status quo be maintained with regard to the UBHL Share Sale pending a hearing on the matter in the Supreme Court. Following a number of adjournments, the next date for a substantive hearing of the SLPs (in respect of which leave has since been granted and which have been converted to civil appeals) is yet to be fixed.

In separate proceedings, the High Court passed a winding-up order against UBHL on 7 February 2017. On 4 March 2017, UBHL appealed against this order before a division bench of the High Court. This appeal is currently pending.

Financial statements (continued)

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

Diageo’s agreement with Dr Mallya (the February 2016 Agreement) provided for a payment of $75 million (£53 million) to Dr Mallya over a five year period in consideration for the five-year global non-compete, non-interference, non-solicitation and standstill commitments referred to above, his resignation from USL and the termination of his USL-related appointment and governance rights, the relinquishing of rights and benefits attached to his position at USL, and his agreement not to pursue claims against Diageo and USL. The February 2016 Agreement also provided for the release of Dr Mallya’s personal obligations to indemnify (i) Diageo Holdings Netherlands B.V. (DHN) in respect of its earlier liability ($141 million (£96 million)) under a backstop guarantee of certain borrowings of Watson Limited (Watson) (a company affiliated with Dr Mallya), and (ii) Diageo Finance plc in respect of its earlier liability (£30 million) under a guarantee of certain borrowings of United Breweries Overseas Limited, a subsidiary of UBHL. $40 million (£28 million) of the $75 million (£53 million) amount was paid on signing of the February 2016 Agreement with the balance being payable in equal instalments of $7 million (£5 million) a year over five years, subject to and conditional on Dr Mallya’s compliance with certain terms of the agreement.

While the first three instalments of $7 million (£5 million) each would have become due on 25 February 2017, 25 February 2018 and 25 February 2019, respectively, owing to various reasons (including breaches committed by Dr Mallya and certain persons connected with him of several provisions of the February 2016 Agreement and agreements of the same date between Dr Mallya and USL), Diageo believes that it was not liable to pay such amounts and did not do so. Diageo further believes that it is very unlikely to become liable to pay any future instalments, to Dr Mallya. By notice to Dr Mallya and certain persons connected with him on 24 February 2017, 3 November 2017, 23 February 2018, 22 August 2018 and 22 February 2019, Diageo and other group companies have demanded from Dr Mallya the repayment of $40 million (£28 million) which was paid by Diageo on 25 February 2016, and also sought compensation from him for various losses incurred by the relevant members of the Diageo group on account of the breaches committed by him and certain persons connected with him. On 16 November 2017, Diageo and other relevant members of the Diageo group commenced claims in the High Court of Justice in England and Wales (the English High Court) against Dr Mallya in relation to certain of the matters specified in those notices. At the same time DHN also commenced claims in the English High Court against Dr Mallya, his son Sidhartha Mallya, Watson (a company affiliated with Dr Mallya) Continental Administration Services Limited (CASL) (a company which holds assets on trust for and is affiliated with Dr Mallya) for in excess of $142 million (£105 million) (plus interest) in relation to Watson’s liability to DHN in respect of its borrowings referred to above and the breach of associated security documents. These additional claims are described in paragraph (d) below.

Dr Mallya, Sidhartha Mallya and the relevant affiliated companies filed a defence to such claims and the additional claims on 12 March 2018, and Dr Mallya also filed a counterclaim for payment of the two $7 million (£5 million) instalment payments withheld by Diageo as described above. Diageo and the other relevant members of its group filed a reply to that defence and a defence to the counter-claim on 5 September 2018.

Financial statements (continued)

Diageo continues to prosecute its claims and to defend the counterclaim. As part of this, on 18 December 2018, Diageo and the other relevant members of its group filed an application for strike out and/or summary judgement in respect of certain aspects of the defence filed by Dr Mallya and the other defendants, including their defence in relation to Watson and CASL’s liability to repay DHN. That application was made by DHN on the basis that the defence filed by Dr Mallya and his co-defendants in relation to those matters had no real prospect of success.

DHN’s summary judgement and strike out application was heard by the English High Court on 23 May 2019. The court decided in favour of DHN that (i) Watson is liable to pay, and has no defence against paying, $135 million (£105 million) plus interest of $11 million (£9 million) to DHN, and (ii) CASL is liable, as co-surety, to pay, and has no defence against paying, 50% of any such amount unpaid by Watson, i.e. up to $67.5 million (£52 million) plus interest of $5.5 million (£4 million) to DHN. Watson and CASL were ordered to pay such sums, as well as certain amounts in respect of DHN and Diageo’s costs, to DHN by 21 June 2019. Such amounts were not paid on that date by either Watson or CASL. Accordingly, Diageo and DHN are considering further enforcement steps against those companies, both in the United Kingdom and in other jurisdictions where they are present or hold assets.

The remaining elements of the claims originally commenced on 16 November 2017 by Diageo and the relevant members of its group are now expected to proceed to trial with a case management conference to take place on a date yet to be fixed.

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

Watson remains liable for all amounts paid by DHN under the guarantee. Under the guarantee documentation with Standard Chartered, DHN is entitled to the benefit of the underlying security package for the loan, including: (a) certain shares in United Breweries Limited (UBL) held solely by Dr Mallya and certain other shares in UBL held by Dr Mallya jointly with his son Sidhartha Mallya, and (b) the shareholding in Watson.

Financial statements (continued)

Aspects of the security package are the subject of various proceedings in India in which third parties are alleging and asserting prior rights to certain assets comprised in the security package or otherwise seeking to restrain enforcement against certain assets by Standard Chartered and/or DHN. These proceedings are ongoing and DHN will continue to vigorously pursue these matters as part of its efforts for enforcement of the underlying security and recovery of outstanding amounts. Diageo believes that the existence of any prior rights or dispute in relation to the security would be in breach of representations and warranties given by Dr Mallya and others to Standard Chartered at the time the security was granted and further believes that certain actions taken by Dr Mallya in relation to the proceedings described above also breached his obligations to Standard Chartered. In addition to these third party proceedings, Dr Mallya is also subject to proceedings in India under the Prevention of Money Laundering Act and the Fugitive Economic Offenders Act in which the relevant Indian authority, the Directorate of Enforcement, is seeking confiscation of the UBL shares which were provided as security for Watson’s liabilities. DHN is participating in these proceedings in order to protect its security interest in respect of the UBL shares.

Under the terms of the guarantee and as a matter of law, there are arrangements to pass on to DHN the benefit of the security package upon payment by DHN under the guarantee of all amounts owed to Standard Chartered. Payment under the guarantee has now occurred as described above. To the extent possible in the context of the proceedings described above, DHN continues to work towards enforcement of the security package, including, when appropriate, in conjunction with Standard Chartered. DHN’s ability to assume or enforce security over some elements of the security package is also subject to regulatory consent. It is not at this stage possible to determine whether such consent would be forthcoming.

In addition to the Indian proceedings just described, certain of the assets comprised in the security package may also be affected by a worldwide freezing order of the English High Court granted on 24 November 2017 and continued on 8 December 2017 and 8 May 2018 in respect of the assets of Dr Mallya.

The agreement with Dr Mallya referenced in paragraph (c) above does not impact the security package. Watson remains liable for all amounts paid pursuant to the guarantee and DHN has the benefit of a counter-indemnity from Watson in respect of payments in connection with the guarantee, as well as a claim against CASL as a co-surety with DHN of Watson's obligations. The various security providers, including Dr Mallya and Watson, acknowledged in the February 2016 Agreement referred to in paragraph (c) above that DHN is entitled to the benefit of the security package underlying the Standard Chartered facility and have also undertaken to take all necessary actions in that regard. Further, Diageo believes that the existence of any prior rights or disputes in relation to the security package would be in breach of certain confirmations given to Diageo and DHN pursuant to that agreement by Dr Mallya, Watson and certain connected persons.

On 16 November 2017, DHN commenced various claims in the English High Court for, in aggregate, in excess of $142 million (£105 million) (plus interest) in relation to these matters, including the following: (i) a claim against Watson for $141 million (£96 million) (plus interest) under Watson’s counter-indemnity to DHN in respect of payments made by DHN to Standard Chartered under the guarantee referred to above; (ii) a claim against Dr Mallya and Sidhartha Mallya under various agreements creating or relating to the security package referred to above for (a) the costs incurred to date in the various Indian proceedings referred to above (plus interest), and (b) damages of $141 million (£96 million), being DHN’s loss as a result of those Indian proceedings which currently prevent enforcement of the security over shares in UBL (plus interest); and (iii) a claim against CASL, as a co-surety with DHN of Watson’s obligations under the Facility Agreement, for 50% of the difference between the amount claimed under (i) above and the amount (if any) that DHN is in fact able to recover from Watson, Dr Mallya and/or Sidhartha Mallya.

As noted in paragraph (c), Dr Mallya, Sidhartha Mallya and the relevant affiliated companies filed a defence to these claims on 12 March 2018. Diageo and the other relevant members of its group filed a reply to that defence on 5 September 2018.

DHN and Diageo continue to prosecute these claims. As part of that, on 18 December 2018, Diageo and the other relevant members of its group filed an application for strike out and/or summary judgment in respect of certain aspects of the defence filed by Dr Mallya, Sidhartha Mallya and the relevant affiliated companies, including in respect of Watson and CASL’s liability to repay DHN. The successful outcome of that application is described in paragraph (c) above.

(e) Other matters in relation to USL

Following USL’s earlier updates concerning the Initial Inquiry as well as in relation to the arrangements with Dr Mallya that were the subject of the 25 February 2016 announcement, USL and Diageo have received various notices from Indian regulatory authorities, including the Ministry of Corporate Affairs, Enforcement Directorate and Securities and Exchange Board of India (SEBI).

Financial statements (continued)

Diageo and USL are cooperating fully with the authorities in relation to these matters. Diageo and USL have also received notices from SEBI requesting information in relation to, and explanation of the reasons for, the arrangements with Dr Mallya that were the subject of the 25 February 2016 announcement as well as, in the case of USL, in relation to the Initial Inquiry and the Additional Inquiry, and, in the case of Diageo, whether such arrangements with Dr Mallya or the Watson backstop guarantee arrangements referred to in paragraphs (c) and (d) above were part of agreements previously made with Dr Mallya at the time of the Original USL Transaction announced on 9 November 2012 and the open offer made as part of the Original USL Transaction. Diageo and USL have complied with such information requests and Diageo has confirmed that, consistent with prior disclosures, the Watson backstop guarantee arrangements and the matters described in the 25 February 2016 announcement were not the subject of any earlier agreement with Dr Mallya. In respect of the Watson backstop guarantee arrangements, SEBI issued a further notice to Diageo on 16 June 2016 that if there is any net liability incurred by Diageo (after any recovery under relevant security or other arrangements, which matters remain pending) on account of the Watson backstop guarantee, such liability, if any, would be considered to be part of the price paid for the acquisition of USL shares under the SPA which formed part of the Original USL Transaction and that, in that case, additional equivalent payments would be required to be made to those shareholders (representing 0.04% of the shares in USL) who tendered in the open offer made as part of the Original USL Transaction. Diageo is clear that the Watson backstop guarantee arrangements were not part of the price paid or agreed to be paid for any USL shares under the Original USL Transaction and therefore believes the decision in the SEBI notice to be misconceived and wrong in law and appealed against it before the Securities Appellate Tribunal, Mumbai (SAT). On 1 November 2017, SAT issued an order in respect of Diageo’s appeal in which, amongst other things, it observed that the relevant officer at SEBI had neither considered Diageo’s earlier reply nor provided Diageo with an opportunity to be heard, and accordingly directed SEBI to pass a fresh order after giving Diageo an opportunity to be heard. Following SAT’s order, Diageo made its further submissions in the matter, including at a personal hearing before a Deputy General Manager of SEBI. On 26 June 2019, SEBI issued an order reiterating the directions contained in its previous notice dated 16 June 2016. As with the previous notice, Diageo believes SEBI's latest order to be misconceived and wrong in law and is taking steps to file an appeal before SAT against the order. Diageo is unable to assess if the notices or enquiries referred to above will result in enforcement action or, if this were to transpire, to quantify meaningfully the possible range of loss, if any, to which any such action might give rise to if determined against Diageo or USL.

In relation to the matters described in the 25 February 2016 announcement, Diageo had also responded to a show cause notice dated 12 May 2017 from SEBI arising out of the previous correspondence in this regard and made its further submissions in the matter, including at a personal hearing before a Whole Time Member of SEBI. On 6 September 2018, SEBI issued an order holding that Diageo had acquired sole control of USL following its earlier open offers, and that no fresh open offer was triggered by Diageo.

(f) USL’s dispute with IDBI Bank Limited

Prior to the acquisition by Diageo of a controlling interest in USL, USL had prepaid a term loan of £72 million (INR 6,280 million) taken through IDBI Bank Limited (IDBI), an Indian bank, which was secured on certain fixed assets and brands of USL, as well as by a pledge of certain shares in USL held by the USL Benefit Trust (of which USL is the sole beneficiary). The maturity date of the loan was 31 March 2015. IDBI disputed the prepayment, following which USL filed a writ petition in November 2013 before the High Court of Karnataka (the High Court) challenging the bank’s actions.

Following the original maturity date of the loan, USL received notices from IDBI seeking to recall the loan, demanding a further sum of £5 million (INR 459 million) on account of the outstanding principal, accrued interest and other amounts, and also threatening to enforce the security in the event that USL did not make these further payments. Pursuant to an application filed by USL before the High Court in the writ proceedings, the High Court directed that, subject to USL depositing such further amount with the bank (which amount was duly deposited by USL), the bank should hold the amount in a suspense account and not deal with any of the secured assets including the shares until disposal of the original writ petition filed by USL before the High Court.

On 27 June 2019, a single judge bench of the High Court issued an order dismissing the writ petition filed by USL, amongst other things, on the basis that the matter involved an issue of breach of contract by USL and was therefore not maintainable in exercise of the court’s writ jurisdiction. USL has since filed an appeal against this order before a division bench of the High Court, which on 30 July 2019 has issued an interim order directing the bank to not deal with any of the secured assets until the next date of hearing.

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

Financial statements (continued)

(h) Tax

The international tax environment has received increased attention and seen rapid change over recent years, both at a US and European level, and by international bodies such as the Organisation for Economic Cooperation and Development. Against this backdrop, Diageo has been monitoring developments and continues to engage transparently with the tax authorities in the countries where Diageo operates to ensure that the group manages its arrangements on a sustainable basis.

In April 2019, the European Commission issued its decision in a state aid investigation into the Group Financing Exemption in the UK controlled foreign company rules. The European Commission found that part of the Group Financing Exemption constitutes state aid. The Group Financing Exemption was introduced in legislation by the UK government in 2013. In common with other UK-based international companies whose arrangements are in line with current UK CFC legislation Diageo may be affected by the ultimate outcome of this investigation. In June 2019 the UK government and other UK-based international companies, including Diageo, appealed to the General Court of the European Union against the decision. In the meantime, the UK Government is required to commence collection proceedings and therefore it is expected that Diageo will have to make a payment in the year ending 30 June 2020 in respect of this case. At present it is not possible to determine the amount that the UK government will seek to collect. If the decision of the European Commission is upheld, Diageo calculates its maximum potential liability to be approximately £275 million. Based on its current assessment, Diageo believes that no provision is required in respect of this issue.

In July 2019 Diageo reached agreement with the French tax authorities over the deductibility of certain interest costs. See note 7 (Taxation) for further information.

The group operates in a large number of markets with complex tax and legislative regimes that are open to subjective interpretation. As assessing an accurate value of contingent liabilities in these markets requires a high level of judgement, contingent liabilities are disclosed on the basis of the current known possible exposure from tax assessment values.

Diageo has reviewed its disclosures in relation to Brazil and India, where Diageo has a large number of ongoing tax cases. While these cases are not individually significant, the current assessment of the aggregate possible exposures is up to approximately £313 million for Brazil and up to approximately £180 million for India. The group believes that the likelihood that the tax authorities will ultimately prevail is lower than probable but higher than remote. Due to the fiscal environment in Brazil and in India the possibility of further tax assessments related to the same matters cannot be ruled out. Based on its current assessment, Diageo believes that no provision is required in respect of these issues.

In addition to the risks highlighted above, payments were made under protest in India in respect of the periods 1 July 2009 to 30 June 2015 in relation to tax assessments where the risk is considered to be remote. These payments have to be made in order to challenge the assessments and as such have been recognised as a receivable on the consolidated balance sheet. The total amount of protest payments recognised as a receivable as at 30 June 2019 is £104 million (corporate tax payments of £94 million and indirect tax payments of £10 million), from which the payments made in the year ended 30 June 2019 amount to £51 million.

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

Financial statements (continued)

19. Commitments

(a) Capital commitments

Commitments for expenditure on intangibles and property, plant and equipment not provided for in these consolidated financial statements are estimated at £255 million (2018 – £161 million; 2017 – £84 million).

(b) Operating lease commitments

The minimum lease rentals to be paid under non-cancellable leases, principally in respect of properties, are as follows:

	2019 £ million	2018 £ million
Payments falling due:
Within one year	98	100
Between one and two years	64	70
Between two and three years	45	48
Between three and four years	34	32
Between four and five years	22	20
After five years	58	42
	321	312

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

Transactions and balances with associates and joint ventures are set out in the table below:

	2019 £ million	2018 £ million	2017 £ million
Income statement items
Sales	9	10	10
Purchases	28	29	32
Balance sheet items
Group payables	12	3	4
Group receivables	2	2	1
Loans payable	6	6	6
Loans receivable	55	59	31
Cash flow items
Loans and equity contributions, net	32	37	14

Other disclosures in respect of associates and joint ventures are included in note 6.

Financial statements (continued)

(c) Key management personnel

The key management of the group comprises the Executive and Non-Executive Directors, the members of the Executive Committee and the Company Secretary.

	2019 £ million	2018 £ million	2017 £ million
Salaries and short-term employee benefits	10	10	10
Annual incentive plan	10	10	9
Non-Executive Directors’ fees	1	1	1
Share-based payments(i)	20	15	9
Post employment benefits	3	2	2
Termination benefits	—	—	2
	44	38	33

(i)    Time-apportioned fair value of unvested options and share awards.

Non-Executive Directors do not receive share-based payments or post employment benefits.

(d) Pension plans

The Diageo pension plans are recharged with the cost of administration services provided by the group to the pension plans and with professional fees paid by the group on behalf of the pension plans. The total amount recharged for the year was £3 million (2018 – £14 million; 2017 – £15 million).

(e) Directors’ remuneration

	2019 £ million	2018 £ million	2017 £ million
Salaries and short-term employee benefits	2	2	2
Annual incentive plan	2	3	3
Non-Executive Directors' fees	1	1	1
Share option exercises(i)	2	—	2
Shares vesting(i)	13	1	4
Post employment benefits(ii)	1	1	1
	21	8	13

(i)	Gains on options realised in the year and the benefit from share awards, calculated by using the share price applicable on the date of exercise of the share options and release of the awards.
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

22. Post balance sheet events

Share buyback

On 25 July 2019, the Board approved plans for a further return of capital up to £4.5 billion to shareholders for the three year period to 30 June 2022.

Additional information for shareholders

Legal proceedings

Information on the legal proceedings is set out in note 18 to the consolidated financial statements.

Articles of association

The company is incorporated under the name Diageo plc, and is registered in England and Wales under registered number 23307.

The following description summarises certain provisions of Diageo’s articles of association (as adopted by special resolution at the Annual General Meeting on 20 September 2018) and applicable English law concerning companies (the Companies Acts), in each case as at 5 August 2019. This summary is qualified in its entirety by reference to the Companies Acts and Diageo’s articles of association.

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

Additional information for shareholders (continued)

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

Additional information for shareholders (continued)

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

Additional information for shareholders (continued)

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

Repurchase of shares

Subject to authorisation by shareholder resolution, Diageo may purchase its own shares in accordance with the Companies Acts. Any shares which have been bought back may be held as treasury shares or, if not so held, must be cancelled immediately upon completion of the purchase, thereby reducing the amount of Diageo’s issued share capital. Diageo currently has shareholder authority to buy back up to 246,118,306 ordinary shares during the period up to the next Annual General Meeting. The minimum price which must be paid for such shares is 28 101/108 pence and the maximum price is the higher of (a) 5% above the average market value of Diageo’s ordinary shares for the five business days immediately preceding the day on which that ordinary share is contracted to be purchased and (b) the higher of the price of the last independent trade and the highest current independent purchase bid on the trading venue where the purchase is carried out.

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

Additional information for shareholders (continued)

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

Documents on display

The Annual Report on Form 20-F and any other documents filed by the company with the SEC are publicly available through the website maintained by SEC at www.sec.gov. The SEC website contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The company's internet address is https://www.diageo.com/en/investors.

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

Additional information for shareholders (continued)

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

Dividends paid to a non-corporate US holder that constitute qualified dividend income will be taxed at the preferential rates applicable to long-term capital gains, provided that the ordinary shares or ADSs are held for more than 60 days during the 121 day period beginning 60 days before the ex-dividend date and the holder meets other holding period requirements. Dividends paid by Diageo with respect to its ordinary shares or ADSs generally will be qualified dividend income to US holders that meet the holding period requirement. Under UK law, dividends paid by the company are not subject to UK withholding tax. Therefore, the US holder will include in income for US federal income tax purposes the amount of the dividend received, and the receipt of a dividend will not entitle the US holder to a foreign tax credit.

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

2.4	Description of Securities registered under Section 12 of the Exchange Act
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

6.1	Description of earnings per share (included in the section ‘How we measure performance: Key performance indicators’ on page 25 of this Annual Report on Form 20-F).
8.1	Principal group companies (included in note 21 to the consolidated financial statements on page 252 of this Annual Report on Form 20-F).
12.1	Certification of Ivan Menezes filed pursuant to 17 CFR 240.13a-14(a).
12.2	Certification of Kathryn Mikells filed pursuant to 17 CFR 240.13a-14(a).
13.1	Certification of Ivan Menezes furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. 1350(a) and (b).
13.2	Certification of Kathryn Mikells furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. 1350(a) and (b).
15.1	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Schema Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Schema Definition Linkbase
101.LAB	XBRL Taxonomy Extension Schema Label Linkbase
101.PRE	XBRL Taxonomy Extension Schema Presentation Linkbase
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

DIAGEO plc
(REGISTRANT)

/s/ Kathryn Mikells
Name: Kathryn Mikells

Title: Chief Financial Officer

5 August 2019

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