Form 20-F
period 2020-06-30
DIAGEO PLC
filed 2020-08-07
CIK 835403

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: 30 June 2020
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
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report: 2,561,988,428 ordinary shares of 28 101/108 pence each.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐ No ☑
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐
Indicate by check mark whether the registrant has submitted electronically, every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. :

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
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

Contents

5	Cross reference to Form 20-F
7	Introduction
9	Recent trends
10	Historical information

14	Strategic report
14	Business description
14	Our brands
15	Our global reach
16	Chairman’s statement
19	Our purpose and ambition
21	Chief Executive’s statement
24	Our business model
30	Stakeholder engagement
32	Our market dynamics
35	Our strategic priorities
53	Key performance indicators
58	Sustainability performance
68	Risk factors
79	Cautionary statement concerning forward-looking statements

81	Business review
81	Operating results 2020 compared with 2019
118	Liquidity and capital resources
121	Contractual obligations and commitments
121	Off-balance sheet arrangements
121	Risk management
122	Critical accounting policies
122	New accounting standards
123	Definitions and reconciliation of non-GAAP measures to GAAP measures

133	Governance
133	Board of Directors and Company Secretary
136	Executive Committee
139	Corporate governance report
154	Audit Committee report
158	Nomination Committee report
160	Directors’ remuneration report
192	Directors’ report

Contents (continued)

196	Financial statements
196	Report of independent registered public accounting firm
199	Consolidated income statement
200	Consolidated statement of comprehensive income
201	Consolidated balance sheet
202	Consolidated statement of changes in equity
203	Consolidated statement of cash flows
204	Notes to the consolidated financial statements
204	Accounting information and policies
207	Results for the year
224	Operating assets and liabilities
249	Risk management and capital structure
269	Other financial information

279	Additional information for shareholders
279	Legal proceedings
279	Articles of association
283	Exchange controls
283	Documents on display
283	Taxation
287	Warning to shareholders - share fraud
288	Exhibits
290	Signature

291	Glossary of terms and US equivalents

Cross reference to Form 20-F

Item	Required item in Form 20-F	Page(s)
Part I
1.	Identity of directors, senior management and advisers	Not applicable
2.	Offer statistics and expected timetable	Not applicable
3.	Key information
	A. Selected financial data	10-13
	B. Capitalisation and indebtedness	Not applicable
	C. Reason for the offer and use of proceeds	Not applicable
	D. Risk factors	68-78
4.	Information on the company
	A. History and development of the company	7, 12, 26-29, 88-90, 213-216, 218-219, 224-227, 226, 276, 283
	B. Business overview	7, 15, 26-29, 32-34, 81-117, 207-211, 213-217
	C. Organisational structure	278
	D. Property, plant and equipment	26, 93, 97, 101, 105, 109, 117, 213, 233-235
4A.	Unresolved staff comments	Not applicable
5.	Operating and financial review and prospects
	A. Operating results	28, 32-34, 77-78, 81-117, 126, 204-211, 213-217, 250
	B. Liquidity and capital resources	21-22, 56, 81, 85, 91, 118-119, 121, 128, 246-262, 276
	C. Research and development, patents and licenses, etc.	28
	D. Trend information	21, 32-34, 79-80
	E. Off-balance sheet arrangements	121
	F. Tabular disclosure of contractual obligations	121
	G. Safe harbor	—
6.	Directors, senior management and employees
	A. Directors and senior management	133-137, 177
	B. Compensation	166-184, 187, 239-245
	C. Board practices	133-135, 154-157, 160-164, 173-174, 176-191
	D. Employees	212-213
	E. Share ownership	166-184, 190-191, 267-268
7.	Major shareholders and related party transactions
	A. Major shareholders	193
	B. Related party transactions	191, 245, 276-277
	C. Interests of experts and counsel	Not applicable
8.	Financial information
	A. Consolidated statements and other financial information	196-278
	B. Significant changes	—
9.	The offer and listing
	A. Offer and listing details	1, 193-194
	B. Plan of distribution	Not applicable
	C. Markets	193-194
	D. Selling shareholders	Not applicable
	E. Dilution	Not applicable
	F. Expenses of the issue	Not applicable

Cross reference to Form 20-F (continued)

Item	Required item in Form 20-F	Page(s)
10.	Additional information
	A. Share capital	Not applicable
	B. Memorandum and articles of association	279-282
	C. Material contracts	173, 267-268
	D. Exchange controls	283
	E. Taxation	283-286
	F. Dividends and paying agents	Not applicable
	G. Statement by experts	Not applicable
	H. Documents on display	—
	I. Subsidiary information	Not applicable
11.	Quantitative and qualitative disclosures about market risk	121, 249-259
12.	Description of securities other than equity securities
	A. Debt securities	Not applicable
	B. Warrants and rights	Not applicable
	C. Other securities	Not applicable
	D. American depositary shares	195
Part II
13.	Defaults, dividend arrearages and delinquencies	Not applicable
14.	Material modifications to the rights of security holders and use of proceeds	Not applicable
15.	Controls and procedures
	A. Disclosure controls and procedures	150
	B. Management’s report on internal control over financial reporting	152
	C. Attestation report of the registered public accounting firm	196-198
	D. Changes in internal control over financial reporting	152
16A.	Audit committee financial expert	157
16B.	Code of ethics	151
16C.	Principal accountant fees and services	156-157, 212
16D.	Exemptions from the listing standards for audit committees	Not applicable
16E.	Purchases of equity securities by the issuer and affiliated purchasers	13, 90, 119-120, 263-264
16F.	Change in registrant’s certifying accountant	Not applicable
16G.	Corporate governance	152-153
16H.	Mine safety disclosure	Not applicable
Part III
17.	Financial statements	Not applicable
18.	Financial statements	See Item 8
19.	Exhibits	288-289
Additional information
	Glossary of terms and US equivalents	291-292

Introduction

Diageo is a global leader in the beverage alcohol industry. Its geographic breadth and range of industry leading brands across categories and price points is unparalleled.

Diageo plc is incorporated as a public limited company in England and Wales. Diageo was incorporated as Arthur Guinness Son and Company Limited on 21 October 1886. The group was formed by the merger of Grand Metropolitan Public Limited Company (GrandMet) and Guinness plc (the Guinness Group) in December 1997. Diageo plc’s principal executive office is located at Lakeside Drive, Park Royal, London NW10 7HQ and its telephone number is +44 (0) 20 8978 6000. Diageo plc’s agent for service in the United States for the purposes of Diageo’s registration statement on Form F-3 (333-224340) is General Counsel, Diageo North America, Inc., 175 Greenwich Street, 3 World Trade Center, New York, NY 10007.

This is the Annual Report on Form 20-F of Diageo plc for the year ended 30 June 2020. The information set out in this Form 20-F does not constitute Diageo plc’s statutory accounts under the UK Companies Act for the years ended 30 June 2020, 30 June 2019 or 30 June 2018. The accounts for the years ended 30 June 2019 and 30 June 2018 have been delivered to the registrar of companies for England and Wales and those for the year ended 30 June 2020 will be delivered in due course.

This document contains forward-looking statements that involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors beyond Diageo’s control. For more details, please refer to the Cautionary statement concerning forward-looking statements on pages 79-80.

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

Information presented

Organic movements and organic operating margins are before exceptional items. Commentary, unless otherwise stated, refers to organic movements. Share, unless otherwise stated, refers to value share. For a definition of organic movement and reconciliations of non-GAAP measures to GAAP measures see page 123.

The brand ranking information presented in this report, when comparing information with competitors, reflects data published by sources such as Global Data, Nielsen, NABCA and IWSR. Market data information and competitive set classifications are taken from independent industry sources in the markets in which Diageo operates. In addition, Diageo’s financial year end is 30 June, and such data may relate to dates other than 30 June or periods other than the year ended 30 June, such as calendar year end.

Introduction (continued)

Disclosures not included in Annual Report on Form 20-F

The following pages and sections of this document do not form part of the Annual Report on Form 20-F and are furnished to the SEC for information only:

–	Disclosures under the heading ‘Recent trends’ on page 9.

–
Disclosures included under the titles ‘Water withdrawal (%)’ and ‘Carbon emissions (%)’ and ‘Number of employees (%)’ in the section ‘Strategic report - Our global reach - Our regional profile provides exposure to the greatest consumer growth opportunities in our sector’ on page 15.

–	Disclosures under the headings ‘Culture’, ‘Our stakeholders’, ‘The global environment’, ‘Diageo in society’, and ‘Looking ahead’ in the Chairman’s statement on pages 16 to 18.

–	Disclosures under the heading ‘Our purpose and ambition’ on pages 19 to 20.

–	Disclosures under the heading ‘Communities’, ‘Raising the Bar’ and ‘Outlook’ in the Chief Executive’s statement on pages 22 and 23.

–	Disclosures under the heading ‘Creating a truly sustainable business for the very long term’ on pages 24 and 25.

–	Disclosures included under the heading ‘Ensuring a continuous dialogue’ on pages 30 to 31.

–	Disclosures included under the heading ‘The right insights to deliver consumer-led growth’ in the section ‘Strategic report - Our market dynamics’ on page 34.

–
Disclosures included under the headings ‘Delivering our Performance Ambition’, ‘Strategic outcomes’, ‘The delivery of our strategic priorities is enabled by our culture and values’, ‘4. Promote positive drinking’, ‘5. Champion inclusion and diversity’, and ‘6. Pioneer grain-to-glass sustainability’ in the section ‘Strategic report - Our strategic priorities’ on pages 35 to 52.

–	Disclosures on pages 55 and 57 in the section ‘Strategic report - Monitoring performance and progress’ of non-financial key performance indicators.

–	Disclosures in the section ‘Strategic report - Our social and environmental performance’ on pages 58 to 66.

–	Disclosures included under the titles ‘Sustainability and responsibility’ on pages 94, 98, 102, 106 and 110 in relation to each reporting segment in the Business review.

–
Disclosures under the heading ‘Relations with shareholders’, ‘Internal control and risk management’, ‘Political donations’, ‘Going concern’, and ‘Directors’ responsibilities in respect of the Annual Report and financial statements’ in the Corporate governance report on pages 149 to 153.

–	Disclosures under the headings ‘Disclosure of information to the auditor’ and ‘Corporate governance statement’ in the Corporate governance report on page 192.

Recent trends

The following comments were made by Ivan Menezes, Chief Executive of Diageo, in Diageo’s preliminary results announcement on 30 July 2020:

"Fiscal 20 was a year of two halves: after good, consistent performance in the first half of fiscal 20, the outbreak of Covid-19 presented significant challenges for our business, impacting the full year performance. Through these challenging times we have acted quickly to protect our people and our business, and to support our customers, partners and communities.

The actions we have taken to strengthen Diageo over the last six years provide a solid foundation to respond to the impacts of the pandemic. We are now a more agile, efficient and effective business.

We have taken decisive action through the second half of fiscal 20, tightly managing our costs, reducing discretionary expenditure and reallocating resources across the group. We are further enhancing our data analytics and technology tools to rapidly respond to local consumer and customer shifts triggered by the pandemic. We have strengthened liquidity, giving us flexibility to continue to invest effectively in the business for the long term.

While the trajectory of the recovery is uncertain, with volatility expected to continue into fiscal 21, I am confident in our strategy, the resilience of our business and am very proud of the way our people have responded. We are well-positioned to emerge stronger."

Historical information

The following tables present selected consolidated financial data for Diageo for the five years ended 30 June 2020 and as at the respective year ends. The data presented below for the five years ended 30 June 2020 and the respective year ends has been derived from Diageo’s consolidated financial statements, audited by Diageo’s independent auditor, PricewaterhouseCoopers LLP for each of the five years ended 30 June 2020.

Income statement data

	Year ended 30 June
	2020 £ million	2019 £ million	2018 £ million	2017 £ million	2016 £ million
Sales	17,697	19,294	18,432	18,114	15,641
Excise duties	(5,945)	(6,427)	(6,269)	(6,064)	(5,156)
Net sales	11,752	12,867	12,163	12,050	10,485
Cost of sales	(4,654)	(4,866)	(4,634)	(4,680)	(4,251)
Gross profit	7,098	8,001	7,529	7,370	6,234
Marketing	(1,841)	(2,042)	(1,882)	(1,798)	(1,562)
Other operating expenses	(3,120)	(1,917)	(1,956)	(2,013)	(1,831)
Operating profit	2,137	4,042	3,691	3,559	2,841
Non-operating items	(23)	144	—	20	123
Net interest and other finance charges	(353)	(263)	(260)	(329)	(327)
Share of after tax results of associates and joint ventures	282	312	309	309	221
Profit before taxation	2,043	4,235	3,740	3,559	2,858
Taxation	(589)	(898)	(596)	(732)	(496)
Profit from continuing operations	1,454	3,337	3,144	2,827	2,362
Discontinued operations	—	—	—	(55)	—
Profit for the year	1,454	3,337	3,144	2,772	2,362
Weighted average number of shares	million	million	million	million	million
Shares in issue excluding own shares	2,346	2,418	2,484	2,512	2,508
Dilutive potential ordinary shares	8	10	11	11	10
	2,354	2,428	2,495	2,523	2,518
Per share data	pence	pence	pence	pence	pence
Dividend per share	69.88	68.57	65.3	62.2	59.2

Basic earnings per share
Continuing operations	60.1	130.7	121.7	108.2	89.5
Discontinued operations	—	—	—	(2.2)	—
	60.1	130.7	121.7	106.0	89.5
Diluted earnings per share
Continuing operations	59.9	130.1	121.1	107.7	89.1
Discontinued operations	—	—	—	(2.2)	—
	59.9	130.1	121.1	105.5	89.1

Historical information (continued)

Balance sheet data

	As at 30 June
	2020 £ million	2019 £ million	2018 £ million	2017 £ million	2016 £ million
Non-current assets	21,837	21,923	21,024	20,196	19,639
Current assets	11,471	9,373	8,691	8,652	8,852
Total assets	33,308	31,296	29,715	28,848	28,491
Current liabilities	(6,496)	(7,003)	(6,360)	(6,660)	(6,187)
Non-current liabilities	(18,372)	(14,137)	(11,642)	(10,160)	(12,124)
Total liabilities	(24,868)	(21,140)	(18,002)	(16,820)	(18,311)
Net assets	8,440	10,156	11,713	12,028	10,180
Share capital	742	753	780	797	797
Share premium	1,351	1,350	1,349	1,348	1,347
Other reserves	2,272	2,372	2,133	2,693	2,625
Retained earnings	2,407	3,886	5,686	5,475	3,761
Equity attributable to equity shareholders of the parent company	6,772	8,361	9,948	10,313	8,530
Non-controlling interests	1,668	1,795	1,765	1,715	1,650
Total equity	8,440	10,156	11,713	12,028	10,180
Net borrowings	(13,246)	(11,277)	(9,091)	(7,892)	(8,635)

Historical information (continued)

Notes to the historical information

1. Accounting policies The consolidated financial statements for each of the five years ended 30 June 2020 have been prepared in accordance with IFRS. The IFRS accounting policies applied by the group to prepare the financial information in this document are disclosed in the notes to the consolidated financial statements.

The group adopted IFRS 16 with effect from 1 July 2019 by applying the modified retrospective method. Comparative periods have not been restated. The adoption of IFRS 16 resulted in an increase to net borrowings of £251 million at 1 July 2019. The impact on the income statement is not material.

2. Exceptional items Exceptional items are those that in management’s judgement need to be disclosed separately. Such items are included within the income statement caption to which they relate, and are separately disclosed in the notes to the consolidated financial statements. An analysis of exceptional items is as follows:

	Year ended 30 June
	2020 £ million	2019 £ million	2018 £ million	2017 £ million	2016 £ million
Exceptional operating items
Brand, goodwill, tangible and other assets impairment	(1,345)	—	(128)	—	(118)
Donations	(89)	—	—	—	—
Obsolete inventories	(30)	—	—	—	—
Substitution drawback	83	—	—	—	—
Indirect tax in Korea	24	(35)	—	—	—
Guaranteed minimum pension equalisation	—	(21)	—	—	—
French tax audit penalty	—	(18)	—	—	—
Competition authority investigation in Turkey	—	—	—	(33)	—
Customer claim in India	—	—	—	(32)	—
Disengagement agreements relating to United Spirits Limited	—	—	—	23	(49)
	(1,357)	(74)	(128)	(42)	(167)
Non-operating items
Sale of businesses and brands	(31)	144	—	20	215
Step acquisitions	8	—	—	—	—
Other non-operating items	—	—	—	—	(92)
	(23)	144	—	20	123
French tax audit interest	—	(9)	—	—	—

Items included in taxation
French audit settlement	—	(61)	—	—	—
Tax rate change in the Netherlands	—	51	—	—	—
US tax reform	—	—	354	—	—
UK transfer pricing settlement	—	—	(143)	—	—
UK industrial building allowance	—	—	(21)	—	—
Tax credit on exceptional operating items	154	4	13	11	7
Tax on sale of businesses	—	(33)	—	(7)	49
	154	(39)	203	4	56
Exceptional items in continuing operations	(1,226)	22	75	(18)	12
Discontinued operations net of taxation (note 3)	—	—	—	(55)	—
Exceptional items	(1,226)	22	75	(73)	12

3. Discontinued operations In the year ended 30 June 2017 discontinued operations of £55 million, net of £9 million deferred tax comprise additional amounts payable to the UK Thalidomide Trust following an agreement reached in December 2016, updates to the discount and inflation rates applied to the existing thalidomide provision and legal costs.

4. Dividends Diageo paid an interim dividend in April and a final dividend in October of each past year. Approximately 40% of the total dividend in respect of any past financial year was paid as an interim dividend and approximately 60% as a final dividend. The payment of any future dividends, subject to shareholder approval, will depend upon Diageo’s earnings, financial condition and such other factors as the Board deems relevant. Proposed dividends are not considered to be a liability until they are approved by the Board for the interim dividend and by the shareholders at the Annual General Meeting for the final dividend.

The table below sets out the amounts of interim, final and total cash dividends paid by the company on each ordinary share. The dividends are translated into US dollars per ADS (each ADS representing four ordinary shares) at the actual rate on each of the respective dividend payment dates.

		Year ended 30 June
		2020 pence	2019 pence	2018 pence	2017 pence	2016 pence
Per ordinary share	Interim	27.41	26.10	24.90	23.70	22.60
	Final	42.47	42.47	40.40	38.50	36.60
	Total	69.88	68.57	65.30	62.20	59.20
		$	$	$	$	$
Per ADS	Interim	1.36	1.36	1.39	1.18	1.27
	Final	2.23	2.11	2.10	2.02	1.85
	Total	3.59	3.47	3.49	3.20	3.12

Note: Subject to shareholders’ approval the final dividend for the year ended 30 June 2020 will be paid on 8 October 2020, and payment to US ADR holders will be made on 14 October 2020. In the table above, an exchange rate of £1 = $1.31 has been assumed for this dividend, but the exact amount of the payment to US ADR holders will be determined by the rate of exchange on 14 October 2020.

5. Net borrowings are defined as gross borrowings (short-term borrowings and long-term borrowings plus lease liabilities plus interest rate hedging instruments, cross currency interest rate swaps and funding foreign currency forwards and swaps used to manage borrowings) less cash and cash equivalents.

As a result of the adoption of IFRS 16 on 1 July 2019, net borrowings include leases previously classified as operating leases under IAS 17. Comparative information has not been restated.

6. Share capital As at 30 June 2020 there were 2,562 million (2019 – 2,601 million, 2018 – 2,695 million) ordinary shares of 28 101/108 pence each in issue with a nominal value of £742 million (2019 – £753 million, 2018 – £780 million). For the two years ended 30 June 2017 there were 2,754 million ordinary shares of 28 101/108 pence each in issue with a nominal value of £797 million.

During the year ended 30 June 2020 the group purchased approximately 39 million ordinary shares (2019 – 94.7 million, 2018 – 58.9 million), representing approximately 1.5% of the issued ordinary share capital (2019 – 3.5%, 2018 – 2.1% ) at an average price of £32.43 per share, and an aggregate cost of £1,282 million (including £7 million of transaction costs) (2019 – £29.24 per share, and an aggregate cost of £2,775 million including £6 million of transaction costs, 2018 – £25.43 per share, and an aggregate cost of £1,507 million including £9 million of transaction costs) under the share buyback programme. This amount includes the aggregate consideration of £26 million (including £17 million settlement payments for the purchases made in the year ended 30 June 2019 and 30 June 2020) in relation to the prior year programme, which was completed on 10 July 2019 resulting in the repurchase of 0.3 million shares in the year ended 30 June 2020. The shares purchased under the share buyback programmes were cancelled.

At 30 June 2020 the leverage ratio, calculated as adjusted net borrowings to adjusted EBITDA, was 3.3x and the group anticipates leverage to be above the target range of 2.5-3.0x through the year ending 30 June 2021. The company has paused the return of capital programme until leverage is back within the target range. Adjusted net borrowings to adjusted EBITDA ratio is a non-GAAP measure, see page 123 for reconciliation to GAAP measures.

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

We own two of the world’s five largest spirits brands by retail sales value, Johnnie Walker and Smirnoff(i). The combined retail sales value of our six global giants is over £16 billion(ii).

Global giants
Our business is built around six of our biggest global brands.
Johnnie Walker	Smirnoff	Baileys	Captain Morgan	Tanqueray	Guinness
Local stars			Reserve
Can be individual to any one market and provide a platform for our business to grow.			Exceptional spirits brands at premium price points to capture the global luxury opportunity.
Crown Royal	Yenì Raki	Shui Jing Fang	Johnnie Walker Blue Label	Bulleit Bourbon	Don Julio
Buchanan’s	JɛB	Old Parr	Tanqueray No. TEN	Ron Zacapa Centenario XO	Casamigos
Bundaberg	McDowell’s No. 1	Ypióca	Lagavulin	The Singleton of Glen Ord	Johnnie Walker Gold Label Reserve
Windsor	Black&White		Cîroc	Ketel One vodka	Talisker

Net sales(iii)

(i)	IWSR, 2019.

(ii)	IWSR, 2019 and Global data, 2019.

(iii)	Percentages do not add to 100. Reserve group includes some brands and variants in both global giants and local stars. For detail on percentage of total net sales by category, see page 116.

Business description (continued)

Our global reach

Our regional profile provides exposure to the greatest consumer growth opportunities in our sector.

We employ 27,775 talented people. Our products are sold in over 180 countries and each of our markets is accountable for its own performance and for driving growth.

% share of net sales by region(i)(ii)

North America
39.5%

- US Spirits
- Diageo Beer Company (DBC) USA
- Canada
- Other (principally Travel Retail)

Europe and Turkey
21.9%

- Europe
- Turkey
- Other (principally Travel Retail)

Africa
11.5%

- East Africa
- Africa Regional Markets (ARM)
- Nigeria
- South Africa
- Other (principally Travel Retail)

Latin America and Caribbean
7.8%

- Mexico
- Paraguay, Uruguay and Brazil (PUB)
- Central America and Caribbean (CCA)
- Andean (Colombia and Venezuela)
- Peru, Ecuador, Bolivia, Argentina, Chile (PEBAC)
- Other (principally Travel Retail)

Asia Pacific
19.3%

- India
- Greater China
- Australia
- South East Asia
- North Asia
- Travel Retail Asia and Middle East

(i)
The above map is intended to illustrate general geographic regions where Diageo has a presence and/or in which its products are sold. It is not intended to imply that Diageo has a presence in and/or that its products are sold in every country within a geographic region.

(ii)	Based on reported net sales for the year ended 30 June 2020. Does not include corporate net sales of £38 million (2019 - £53 million).

% share by region	North America	Europe and Turkey	Africa	Latin America and Caribbean	Asia Pacific
Volume	22.3	18.5	13.3	8.8	37.1
Net sales(i)	39.5	21.9	11.5	7.8	19.3
Operating profit before exceptional items(ii)	55.9	20.8	2.8	6.8	13.7
Operating profit(iii)	91.4	30.4	(1.9)	10.6	(30.5)
Water withdrawal	13.7	40.2	34.7	2.0	9.4
Carbon emissions(iv)	26.8	27.4	33.8	4.5	7.5
Employees(v)	9.5	36.3	14.9	9.7	29.6

(i)	Excluding corporate net sales of £38 million (2019 - £53 million).

(ii)	Excluding exceptional operating charges of £1,357 million (2019 – £74 million) and net corporate operating costs of £147 million (2019 – £189 million).

(iii)	Excluding net corporate operating costs of £147 million (2019 – £210 million).

(iv)	Excludes corporate offices which account for 1.4% of combined impacts.

(v)	Employees have been allocated to the region in which they reside.

Business description (continued)

Chairman’s statement

We are determined to build Diageo for the very long term and we seek to make a positive impact on the issues that matter most to our stakeholders and to wider society. During Covid-19 we have been closely tracking and adapting to consumer behaviour and have taken swift action ranging from strengthening our financial liquidity to re-prioritising our investment plans.

Recommended final dividend per share
2020: 42.47p 0%
2019: 42.47p
Total dividend per share
2020: 69.88p(i) á2%
2019: 68.57p
Total shareholder return (%)
2020: (19)%
2019: 27%

(i)	Includes final recommended dividend of 42.47p.

This year, the onset of the Covid-19 pandemic has been extremely challenging for many people, communities and businesses around the world. At a testing time, Diageo has been able to rely on the culture of agility and efficiency that has been nurtured under Ivan’s leadership. I am particularly grateful to all our employees for their tenacity and commitment through this difficult period, and for their hard work to help tackle the public health emergency, their support for our communities and their work with our suppliers and customers.

Culture

Our ability to adapt to market challenges, combined with our unwavering focus on consumers and trade partners are the foundation for the delivery of our Performance Ambition.

During the year, we continued to invest behind the opportunities we believe will deliver the best returns. From brands to innovation and technology, we continued to enhance capabilities and drive efficiencies across the business. Although the trajectory of the global recovery from Covid-19 is uncertain, I am confident that our culture will continue to underpin our resilience and our longer-term success.

Our stakeholders

Our purpose is to celebrate life, every day, everywhere. This requires us to be the best we can be at work, at home and in the community. It means engaging with our stakeholders, listening to their ideas and concerns and working constructively with them to find solutions to our shared challenges. You can read more about our stakeholder engagement on pages 30-31 and 145-146.

Our first priority this year has been the health, safety and wellbeing of our employees. While Covid-19 restrictions prevented our annual Your Voice Survey from taking place this year, we developed a new survey tool which helped us understand employee engagement, listen to our people’s feedback and learn from their working experience during the pandemic. The Board was pleased with the survey results, with 91% of employees saying they were ‘proud to work at Diageo’.

As the designated Non-Executive Director for workforce engagement, I have also very much appreciated the candid discussions I have had with employees. During the year, I held open and constructive sessions with employees across all five regions, both in person and, in the second half of the year, virtually. Our employees’ perspectives and ideas provide very valuable input for the Board’s consideration and our workforce engagement statement is available on page 147.

Business description (continued)

The global environment

As a business that sells its products in over 180 countries, we are never immune from volatility in the global trade environment. The global impact of Covid-19 is unprecedented. We are closely tracking and adapting to consumer behaviour and have taken swift action ranging from bolstering our financial liquidity to re-prioritising our investment plans.

With the United Kingdom approaching the end of the transition period for exiting the European Union, we remain confident that the direct financial impact to Diageo will not be material. Under World Trade Organization rules the majority of our products already move tariff-free within the European Union and we see some potential longer-term opportunities if the United Kingdom can strike beneficial new trade deals.

Diageo in society

We are determined to build our business for the very long term and seek to make a positive impact on the issues that matter most to our stakeholders and to wider society. The work we do in the societies and communities in which we live and work is fully integrated with our strategic priorities.

We have a longstanding commitment to promote positive drinking through encouraging moderation and tackling misuse. We were encouraged to see the results of an international survey covering nine countries which shows 84% of drinkers are not drinking more than they did before the pandemic lockdowns(i). We are not, however, complacent and continue our important work in this area, which you can read more about on pages 43-46.

Water is our most important ingredient and a precious shared resource which is coming under increasing pressure in many parts of the world. Managing our impact on water, and being good stewards of this resource, is our highest environmental priority. A big part of our action on water is our replenishment programme in water-stressed areas where we operate. We have made significant progress this year and have achieved our 2020 target, meaning that we have replenished the total water used in our final product in these areas. This year Diageo was one of only 72 companies, out of 8,400 globally, to achieve an 'A' for Water Stewardship from CDP, the leading global disclosure system for environmental reporting. This puts Diageo in the top 1% of companies globally. You can read more about our water stewardship performance on page 62.

Creating value

In fiscal 2020, our performance was significantly impacted by the Covid-19 pandemic. We took swift and decisive action across the business and this, combined with the changes that have been made over the last six years, provides solid foundations for future progress across the four areas of performance we measure: efficient growth, consistent value creation, credibility and trust, and engaged people.

Return on invested capital was down 267 basis points at 12.4%. Total shareholder return (TSR) was minus 19% this year, although the compound average growth rate of both the five- and ten-year TSR was up double digits, placing Diageo sixth in both periods amongst our consumer products peer group.

We continue to target dividend cover (the ratio of basic earnings per share before exceptional items to dividend per share) of between 1.8 and 2.2 times. The recommended final dividend is 42.47 pence per share. This brings the recommended full-year dividend to 69.88 pence per share and dividend cover to 1.6 times. Subject to shareholder approval, the final dividend will be paid to UK shareholders on 8 October 2020. Payment will be made to US ADR holders on 14 October 2020. This year, we purchased 39 million shares, returning £1.25 billion to shareholders in the first phase of the current return of capital programme. On 9 April, we announced that we would not initiate the next phase of this programme in fiscal 2020. Given our elevated leverage ratio we are now pausing the share buyback programme until leverage is back within our target range of 2.5-3.0 times adjusted net debt to EBITDA.

(i)
June 2020 survey of more than 11,000 people across nine countries in Africa, North America, Latin America, Asia and Europe conducted by YouGov for the International Alliance for Responsible Drinking (IARD).

Business description (continued)

Board changes

From the end of October 2019, Susan Kilsby, Non-Executive Director and Chair of the Board’s Remuneration Committee, took over as the Senior Independent Director. She replaced Lord Davies of Abersoch, who had served as the Senior Independent Director since October 2011 and who retired from the Board at the end of June. Lord Davies had been a non-executive Director for over nine years, and I am very grateful to him for his wise guidance and significant contribution to the Board’s deliberations.

In January, we announced the appointment of Valérie Chapoulaud-Floquet as a Non-Executive Director, effective 1 January, 2021. Valérie will also join the Audit, Nomination and Remuneration Committees. At the end of March, Debra Crew stepped down from the Board as she has been appointed President, Diageo North America and joined the Diageo Executive Committee, effective 1 July. Debra is taking over from Deirdre Mahlan, who is retiring after a long and successful career at the company.
On behalf of the Board, I would like to thank Debra for her contribution to the Board since April 2019 and wish her well in her new role.

Sir John Manzoni has also been appointed Non-Executive Director from 1 October. John will also join the Audit, Nomination and Remuneration Committees on appointment. In June, we announced the appointment of Melissa Bethell as a Non-Executive Director from 30 June. Melissa has also joined the Audit, Nomination and Remuneration Committees. In addition, Ho KwonPing, who has served as Non-Executive Director since October 2012, has decided he will not stand for re-election at the Annual General Meeting and will leave the Board on 28 September 2020. I am appreciative of the valuable contribution he has made during his time on the Board.

Looking ahead

Diageo’s broad portfolio and geographic footprint, our leading market positions and our ability to execute at scale provide a solid foundation for recovery as we transition from the Covid-19 pandemic to a ‘new normal’. Our business continues to act with discipline and invest prudently to deliver high-quality, sustainable growth so that we can emerge stronger as the recovery in consumer demand and global travel takes hold. We remain confident that the long-term trends for our industry are extremely attractive. Your Board and executive leadership team will ensure that Diageo continues to focus on long-term value creation for all our stakeholders and that we actively support our industry and our communities.

Javier Ferrán
Chairman

Statement on Section 172 of the Companies Act 2006

Section 172 of the Companies Act 2006 requires the Directors to promote the success of the company for the benefit of the members as a whole, having regard to the interests of stakeholders in their decision-making. In making decisions, the Directors consider what is most likely to promote the success of the company for its shareholders in the long term, as well as the interests of the group’s stakeholders. The Directors understand the importance of taking into account the views of stakeholders and the impact of the company’s activities on local communities, the environment, including climate change, and the group’s reputation.

Read more about:

–	Our stakeholder groups on pages 30-31

–	How the views and interests of stakeholders were taken into account in decision-making on pages 145-146

Business description (continued)

Our purpose and ambition

From purpose to performance

We are determined to build a company that will prosper over the very long term. As a global company we have an important role to play in ensuring the communities we are part of thrive. We want to deliver consistent performance and have a positive impact where we live, work, source and sell.

We are a company built and sustained through innovation, creating new products, categories and experiences for consumers. We are the stewards of iconic, purpose-led brands created by entrepreneurs like John Walker, Charles Tanqueray and Arthur Guinness. Today, we stand on the shoulders of these giants and act with the same entrepreneurial spirit and determination.

1.	Our purpose and ambition are at the heart of everything we do

Celebrating life, every day, everywhere.

Our purpose - celebrating life, every day, everywhere - is about being the best we can be at work, at home and in the community. We are passionate about the role our brands play in celebrating life the world over. At the core of our approach is a commitment to positive drinking through promoting moderation and addressing the harmful use of alcohol: doing so is good for consumers and good for business.

We take great care in building sustainable supply chains; in protecting the environment and the natural resources we all rely on; and in our commitment to skills, empowerment and inclusivity.

Our ambition is to be one of the best performing, most trusted and respected consumer products companies in the world.

To be best performing, we need to deliver efficient growth and value creation for our shareholders. This means delivering quality, sustainable growth in net sales, steady margin expansion and reliable cash flows year after year. To be most trusted, we must do business the right way from grain to glass, and ensure our people are highly engaged and continuously learning.

Our reputation is not just an outcome of our commercial performance. We only earn trust and respect through our actions and we work hard to ensure that we deliver on our promises.

2.	Our values and culture shape the way we work.

To fulfill our Performance Ambition, we know that we must earn the trust and respect of all our stakeholders. That is why our culture is rooted in a deep sense of our purpose and values. Our values underpin our business and guide how we work:

–	Passionate about consumers and customers

–	Be the best

–	Freedom to succeed

–	Proud of what we do

–	Valuing each other

Business description (continued)

3.	Our strategic priorities provide the roadmap to achieving our ambition.

Read more on page 35.

These priorities are inter-related and mutually reinforcing. Together, they drive our company forward.

Through them, we deliver the strategic outcomes against which we measure our performance.

① Efficient growth	③ Credibility and trust
② Consistent value creation	④ Engaged people

4.	Our priorities ensure our stakeholders’ interests are integral to how we manage our business

People	Consumers
Customers	Communities
Suppliers	Investors
Governments and regulators

Read more on pages 30-31.

5.	We measure progress through a set of financial and non-financial indicators

Organic net sales growth ①	Reach and impact of positive drinking programmes ③ ④
Organic operating profit growth ①
Earnings per share before exceptional items ①	Health and safety ③ ④
Free cash flow ①	Water efficiency ③
Return on average invested capital ②	Carbon emissions ③
Total shareholder return ②	Employee engagement ③ ④

Read more on pages 53-57.

Business description (continued)

Chief Executive’s statement

Covid-19 has vividly demonstrated that governments, businesses and communities must work together to build more resilient societies, better able to withstand major social and economic shocks. I am very proud of the way our people responded when they were truly tested this year. Together, we will enable Diageo and the communities in which we live and work to emerge stronger from this pandemic.

Volume movement	Organic volume movement
2020: â 11.8% 2019: á 2.3%	2020: â 11.2% 2019: á 2.3%
Net sales movement	Organic net sales movement
2020: â 8.7% 2019: á 5.8%	2020: â 8.4% 2019: á 6.1%
Reported operating profit movement	Organic operating profit movement
2020: â 47.1% 2019: á 9.5%	2020: â 14.4% 2019: á 9.0%

The Covid-19 pandemic represents the most challenging environment for international businesses for a generation. I want to thank all my colleagues for their remarkable dedication in such difficult circumstances and, especially, for the support they have shown to each other, our partners and the communities in which we live and work.

As well as causing devastating loss of life around the world, the pandemic has seriously affected many countries and significantly impacted our performance in the second half. Nonetheless, our business has shown considerable resilience throughout the pandemic. This is testament to the hard work of our colleagues and efforts over recent years to make our business more agile, putting the consumer at the heart of everything we do.

Our priority remains the health and wellbeing of our colleagues, while taking the necessary actions to protect our business. At the start of the pandemic, we put in place stringent safety protocols and heightened sanitation measures at all our sites and enabled employees to work from home wherever possible. Across the business, we have implemented new policies and resources to support all our people, both on site and at home.

From the beginning of this pandemic, we addressed the medical and humanitarian emergency with charitable donations, drinking water, food parcels, masks and hygiene products around the world. At a time of acute personal protective equipment (PPE) shortages, we donated alcohol to make more than ten million bottles of hand sanitiser for frontline healthcare workers in 20 countries and manufactured hand sanitiser to meet community surges in demand.

Many countries implemented lockdowns that included bar closures. As a result, we have provided support packages for bartenders and bar owners and have worked closely with our suppliers and customers to reduce the disruption to their businesses and ours. In June, we announced a $100 million recovery fund and global programme, ‘Raising the Bar’, to support pubs and bars as they start to welcome their customers back. We will continue to help communities and our industry, and we are determined to do what we can to support the global recovery.

I am very proud of the way our people responded when they were truly tested this year. Together, we will enable Diageo and the communities in which we live and work to emerge stronger from this crisis.

Performance

After several years of consistent delivery, the global outbreak of Covid-19 has presented significant challenges for our business, impacting fiscal 2020 performance.

In the first half, we delivered a good, consistent set of results, with broad based organic net sales growth across regions and categories; we continued to increase investment behind marketing and growth initiatives, while expanding organic operating margins; we returned £1.1 billion to shareholders via share buybacks and delivered solid free cash flow at almost £1 billion.

Business description (continued)

For the full year, reported net sales were down 8.7%, driven by a decline in organic net sales. Organic net sales were down 8.4%, with growth in North America offset by declines in all other regions. Reported operating profit was down 47.1%, mainly driven by exceptional operating items, including impairments, and by a 14.4% decline in organic operating profit. The decline in organic operating profit was driven by an 11.2% decline in volumes, cost inflation and unabsorbed fixed costs, which were partially offset by short term cost reductions and ongoing productivity benefits.

Reported and organic net sales were down across most brands and categories, with the exception of tequila, up 25%, Canadian whisky, up 8%, US whiskey, up 3% and ready to drink, up 8%. Organic net sales of our global giant brands were down 13%, driven by declines in Johnnie Walker and Guinness. Guinness was impacted by global on-trade closures and keg return schemes in the second half. Our local stars declined 7%, with continued growth of Crown Royal offset, primarily, by declines in Chinese white spirits in China. Our Reserve brands declined 4%, with double-digit growth in Don Julio and Casamigos offset by declines in Chinese white spirits, Johnnie Walker Reserve variants, Ciroc and Ketel One vodka. Earnings per share before exceptionals declined 16.4%, driven primarily by lower operating profit.

During the second half, we reduced discretionary expenditure and reallocated resources across the group. As part of these mitigation measures, we stopped any A&P spend that would not be effective, but have been clear that we must remain invested in the medium to long term health of our brands and business. We also tightly managed working capital and deferred discretionary capital expenditure projects.

We have a strong balance sheet and recognise the importance of liquidity through uncertain times. During the second half we issued an additional £2 billion of bonds and temporarily increased our committed facilities from £2.8 billion to £5.3 billion. We delivered solid cash flow performance, with free cash flow at £1.6 billion. As a result, we have the liquidity and the confidence to continue investing in our priorities. As demand recovers, we will continue investing behind the most effective initiatives to ensure we emerge stronger.

2020 net sales by category (%)

●	Scotch	23%	●	Liqueurs	5%
●	Vodka	11%	●	Gin	5%
●	US Whiskey	3%	●	Tequila	5%
●	Canadian Whisky	8%	●	Beer	15%
●	Rum	7%	●	Ready to drink	7%
●	IMFL Whisky	5%	●	Other	6%

Communities

Covid-19 has vividly demonstrated that governments, businesses and communities must work together to build more resilient societies, better able to withstand major social and economic shocks. I am proud that, despite the pandemic, Diageo has maintained its community investment to ensure the business has a positive impact on society: promoting moderation and tackling alcohol misuse; reducing our carbon emissions and water usage; and supporting local communities through our global skills and empowerment programmes. You can read more on pages 49-52.

This year, our ambitious and stretching external targets for the environment and communities come to a close. While we are proud of our progress, we know there is much more to do. We have been developing our new targets to 2030, which will take our commitment to positive drinking, inclusion and diversity and grain-to-glass sustainability, even further. You can read more on page 65.

Business description (continued)

I am very proud of the inclusive and diverse culture we are creating at Diageo. Championing inclusion and diversity is fundamental to driving engagement and achieving the best possible outcomes for our business. This year, we were ranked the second Most Diverse and Inclusive Workplace globally by the Refinitiv Diversity and Inclusion Index.

Raising the Bar

We are committed to taking every step necessary to champion equality everywhere. While we have made progress, there is so much more to do. I am proud that our $100 million global ‘Raising the Bar’ programme included a $20 million community fund to support social justice in the United States, helping Black communities and businesses recover from Covid-19.

As we look ahead, we are determined to continue building resilience in our business and to support our communities. The United Nations' International Labour Organization has forecast that 436 million enterprises worldwide face serious disruption and one in six young people will be unemployed due to Covid-19. Through our ‘Raising the Bar’ programme, we will provide support to help pay for the physical equipment needed for outlets to re-open in major hospitality centres around the world. These businesses play an essential role in bringing people together to socialise and celebrate – something that we have missed so much during this pandemic. They also sustain hundreds of millions of jobs, which provide a first foot on the employment ladder for many young people.

Outlook

Our immediate focus is on emerging from the Covid-19 in a stronger position, having built deeper relationships with our customers, consumers and communities in which we operate. Although the trajectory of the recovery is uncertain, with volatility expected to continue into fiscal 2021, we are well-positioned to invest effectively, as consumer demand returns. Recovery will depend on the success of public health measures, the impact of economic policies, the pace at which lockdown measures are eased and how quickly consumers choose to return to bars and restaurants and resume international travel.

Over the longer term, total beverage alcohol remains highly attractive, with robust fundamentals, and the actions we have taken over the last six years provide solid foundations to grow in a consistent, sustainable way. We have passionate, committed people, an enviable portfolio of brands and a strong balance sheet. I am confident in Diageo’s strategy and our ability to move quickly in the current environment. We will continue to execute with discipline and invest appropriately to ensure we are strongly positioned for a recovery in consumer demand.

Ivan Menezes
Chief Executive

Business description (continued)

Our business model

Creating a truly sustainable business for the very long term

We deliver our strategic priorities through a business model that leverages global and local expertise, has the consumer at its heart and puts our responsibilities to our stakeholders front and centre.

Our enablers

Our people	Our insight and know-how
We are proud of our people whose passion, commitment and specialist skills make the difference.	Our in-country sales and marketing teams give us greater agility and enhanced insight so we can anticipate the diverse needs of our consumers and customers.
27,775 employees
Our brands	Our infrastructure
We have a leading portfolio of iconic brands across spirits and beer.	We have a global network of sites devoted to research and development, distillation, maturation, brewing, warehousing and packaging of spirits and beer.
200+ brands	150+ sites
Our relationships	Our financial strength
From grain to glass, strong, trusted relationships with all our stakeholders are essential to our business.	Attractive industry margins, a strong balance sheet and solid free cash flows give us the financial strength to execute our strategy and deliver strong stakeholder returns over the long-term.
180+ countries

What sets us apart

Our brand portfolio and geographic footprint
Our leading brand portfolio offers consumers a broad range of products across categories and price points. We have extensive operations in the United States and Europe, as well as leading positions in many of the markets that are expected to contribute most to medium-term industry growth.

Our track record in innovation and brand building
We innovate across centuries-old brands such as Johnnie Walker, Tanqueray and Guinness, and we develop and grow new brands like Bulleit and Roe & Co. We use our archives, two of the largest and most comprehensive in the drinks industry, to provide a rich source of inspiration for our brands.

Our relationships with the trade
Diageo Reserve World Class™ discovers the next generation of bartending talent, who set the latest mixology trends and bring these to the best bars worldwide. Since its launch in 2009, we have created a network of relationships with bartenders, customers and distributors that, provides us with a unique route to our consumers.

Our business activities

Consumer Insights
We have well-established proprietary data tools to understand consumers’ attitudes and motivations. We convert this information into insights which enable us to respond with agility to our consumers’ interests and preferences.

Innovation
Using our deep understanding of trends and consumer socialising occasions, we focus on driving sustainable innovation that provides new products and experiences for consumers, whether they choose to drink alcohol or not.

Sourcing
From small holder farmers in Africa to multinational companies, we work with our suppliers to procure high-quality raw materials and services. Where it makes sense, we source locally.

Distilling and brewing
We distill, brew, bottle and distribute our premium spirits and beer brands through a globally co-ordinated supply operation, working to the highest quality and manufacturing standards. Where it makes sense, we produce locally.

Business description (continued)

Marketing
We invest in world-class marketing to responsibly build vibrant brands that resonate with our consumers. We have a rigorous Marketing Code and belong to the Global Alliance for Responsible Media, working with peers to push for further consumer and brand safeguards.

Selling
We grow by working in partnership with our customers. Our global and local sales teams use proprietary data tools and insights to extend our sales reach and improve our execution. When our customers grow, we grow too.

Our expertise in distillation and brewing
Our supply chain teams are the guardians of our brands’ quality and craftsmanship. Their skills and experience range from the craft of barrel-making and coppersmithing, to blending scotch, brewing premium beer, designing, packaging and ensuring our complex modern supply operations are working to the highest standards.

The value we create(i)

Our People
We want our people to be the best they can be. We offer a diverse and inclusive workplace with opportunities for development and progression.
91% of employees are proud to work for Diageo

Our Consumers
We are passionate about the role our brands play in celebrations globally. We are committed to promoting moderation and reducing alcohol misuse.
229.2m people reached with moderation messages from our brands(ii)

Our Customers
We work closely with customers to build sustainable partnerships that help grow their businesses through great insight and execution.
149,000 bartenders trained through the Diageo Bar Academy

Our Communities
We help build thriving communities by making lasting contributions where we live, work, source and sell.
>293,000 people benefitted from our community programmes this year

Our Suppliers
We partner with suppliers to ensure long-term, mutually beneficial relationships. Respect for human rights is embedded throughout our global supply chain.
14th in the Gartner Supply Chain Top 25

Our Investors
We aim to maximise shareholder returns through consistent, efficient growth and a disciplined approach to capital allocation.
13% compound annual growth rate in total shareholder returns over 10 years

Governments and regulators
We contribute to economic and development priorities and advocate laws that protect communities, where these are not already in place.
£1.3m the average generated for every £1m we contribute to national GDP(iii)

(i) Data points refer to 2020 other than where indicated.
(ii) Cumulative for fiscal 2019 and fiscal 2020.
(iii) Oxford Economics, 2020 for calendar year 2019.

Business description (continued)

Production
Diageo owns manufacturing production facilities across the globe, including maltings, distilleries, breweries, packaging plants, maturation warehouses, cooperages, and distribution warehouses. Diageo’s brands are also produced at plants owned and operated by third parties and joint ventures at several locations all around the world. Diageo has monitored the operational status of its production sites (owned and third party) on a daily basis throughout the global pandemic. More details on the impacts of Covid-19 on the operation of production sites can be found in the Risk factors on pages 68-78.

Capacity
The locations, principal activities, products, packaging production capacity and packaging production volume of Diageo owned principal production centres in the year ended 30 June 2020 are as follows:

Location	Principal products	Production capacity in millions of equivalent units(i)	Production volume in 2020 in millions of equivalent units
United Kingdom (Spirits)	Scotch whisky, gin, vodka, rum, ready to drink	96	46
UK, Ireland (Guinness)	Beer	8	7
Ireland (Baileys)	Irish cream liqueur	12	7
Italy (Santa Vittoria)	Vodka, rum, ready to drink	11	7
Turkey	Raki, vodka, gin, liqueur, wine	7	4
United States, Canada, US Virgin Islands	Vodka, gin, tequila, rum, Canadian whisky, American whiskey, progressive adult beverages, ready to drink	52	33
Brazil	Cachaça, vodka	10	4
Mexico	Tequila	4	3
Australia	Rum, vodka, ready to drink	4	2
Singapore	Finishing centre	7	1
India	Rum, vodka, whisky, scotch, brandy, gin, wine	64	30
Nigeria	Beer and spirits	11	5
South Africa	Spirits and ready to drink	4	3
East Africa (Uganda, Kenya, Tanzania)	Beer and spirits	17	12
Africa Regional Markets (Ethiopia, Cameroon, Ghana, Seychelles)	Beer and spirits	7	4
(i) Capacity represents ongoing production capacity. The production capacities quoted in the table are based on Diageo owned actual production levels for the year ended 30 June 2020 adjusted for the elimination of unplanned losses and inefficiencies. In addition, there are third party production arrangements with manufacturing facilities including brewers and co-packing partners licensed to produce Diageo brands.

Spirits
Spirits are produced in distilleries located worldwide. The group owns 29 Scotch whisky distilleries in Scotland, two whisky distilleries in Canada and two in the United States. Diageo produces Smirnoff internationally. Ketel One and Cîroc vodkas are purchased as finished product from The Nolet Group and Maison Villevert, respectively. Gin distilleries are in both the United Kingdom and in Santa Vittoria, Italy. Baileys is produced in the Republic of Ireland and Northern Ireland. Rum is blended and bottled in the United States, Canada, Italy and the United Kingdom, and is distilled in the US Virgin Islands and in Australia, Venezuela and Guatemala. Raki is produced in Turkey, Chinese white spirits are produced in Chengdu, in the Sichuan province of China, cachaça is produced in Ceará State in Brazil and tequila in Mexico.

Diageo’s maturing Scotch whisky is located in warehouses in Scotland (the largest at Blackgrange holding approximately 50% of the group’s maturing Scotch whisky), its maturing Canadian whisky in Valleyfield and Gimli in Canada, its maturing American whiskey in Kentucky and Tennessee in the United States and maturing Chinese white spirit in Chengdu, China.

Diageo continues to invest in our tequila facility in Mexico to enable additional capacity to support growth. The program includes a new distillery, bottling capacity expansion, wastewater treatment plan, tanking and liquid processing equipment as well as warehousing facilities for maturation, packaging materials, and finished goods. Bottling expansion happened in August 2018. During F20 building of phase II of the new distillery was started and the Wastewater treatment plant was completed.

The £150 million Scotch investment program focusing on whisky tourism is progressing.  All the necessary regulatory approvals (planning and licensing) have been received for the Johnnie Walker Princes Street development and construction work began in summer 2019. In addition, planning approval has been received for work at the Johnnie Walker Four Corner distilleries (Glenkinchie, Caol Ila, Cardhu and Clynelish). Construction work began at all four sites in 2019.

Business description (continued)

All construction work at the investment sites was halted in March in line with Scottish Government guidance on the Covid-19 pandemic. Construction has re-started in accordance with Scottish Government guidance. It is still too early to say what the impact of the Covid-19 restrictions will be on the timeline for these projects.

Diageo owns a controlling equity stake in United Spirits Limited (USL) which is one of the leading alcoholic beverage companies in India selling almost 80 million equivalent cases per annum of Indian Made Foreign Liquor (IMFL). USL has a significant market presence across India and operates 16 owned sites as well as a network of leased and third-party manufacturing facilities in India. USL owns several Indian brands such as McDowell’s (Indian whisky, rum and brandy), Black Dog (scotch), Signature (Indian whisky), Royal Challenge (Indian whisky), Antiquity (Indian whisky) and Bagpiper (Indian whisky).

Beer
Diageo’s principal brewing facility is at the St James’s Gate brewery in Dublin, Ireland. In addition, Diageo owns breweries in a number of African countries: Nigeria, Kenya, Ghana, Cameroon, Ethiopia, Tanzania, Uganda and the Seychelles.

Guinness flavor extract is shipped from Ireland to all overseas Guinness brewing operations which use the flavor extract to brew Guinness locally. Guinness is transported from Ireland to Great Britain in bulk to the Runcorn facility which carries out the kegging of Guinness Draught. The Diageo OpEx Third Party Partnerships Team are the technical brewers supporting delivery of over 1.8 million hectolitres of beer through partner breweries. The team's focus is upon sustaining consistent quality of our brands through more than 50 partners globally while enhancing Diageo value through new partnerships and innovation projects. In addition to support Guinness and beer, the team has an expanding role in the support of licenced manufacturing of third party ready to drink and African mainstream spirits.

Ready to drink (RTD)
Diageo produces a range of ready to drink products mainly in the United Kingdom, Italy, across Africa, Australia, the United States and Canada.

Property, plant and equipment
As of 30 June 2020, Diageo’s land and buildings are included in the group’s consolidated balance sheet at a net book value of
£1,544 million. Approximately 21% of the total net book value of land and buildings are properties on leases and approximately 79% are owned by Diageo. These are including manufacturing, distilling, brewing, bottling and administration facilities it uses across the group’s worldwide operations.

Raw materials and supply agreements
The group has several long-term contracts in place for the purchase of raw materials including glass, other packaging, spirit, cream, rum and grapes. Forward contracts are in place for the purchase of cereals and packaging materials to minimise the effects of short-term price fluctuations.

Cream is the principal raw material used in the production of Irish cream liqueur and is sourced from Ireland. Grapes and aniseed are used in the production of Raki and are sourced from suppliers in Turkey. Other raw materials purchased in significant quantities to produce spirits and beer are molasses, cereals, sugar and several flavors (such as juniper berries, agave, chocolate and herbs). These are sourced from suppliers around the world.

Many products are supplied to customers in glass bottles. Glass is purchased from a variety of multinational and local suppliers; the largest suppliers are Ardagh Packaging in the United Kingdom and Owens Illinois in the United States.

Competition
Diageo’s brands compete primarily on the basis of quality and price.  Diageo also seeks to recruit and re-recruit consumers to its brands, including through offering new innovations targeted at meeting changing consumer demands.

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

Business description (continued)

Research and development
Innovation forms an important part of Diageo’s growth strategy, playing a key role in positioning its brands for continued growth in both developed and emerging markets. The strength and depth of Diageo’s brand range also provides a solid platform from which to drive innovation. Diageo focuses its innovation on its strategic priorities and the most significant consumer opportunities, including the development of global brand extensions and new-to-world products, and continuously invests to deepen its understanding of shopper trends and changing consumer habits to inform product and packaging development. Supporting this, the group has ongoing programmes to develop new beverage products which are managed internally by the innovation and research and development function.

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

Regulations and taxes
Diageo’s worldwide operations are subject to extensive regulatory requirements relating to production, product liability, distribution, importation, marketing, promotion, sales, pricing, labelling, packaging, advertising, antitrust, labour, pensions, compliance and control systems and environmental issues.

In the United States, the beverage alcohol industry is subject to strict federal and state government regulations. At the federal level, the Alcohol and Tobacco Tax and Trade Bureau, or TTB of the U.S. Treasury Department oversees the industry, and each state as well as some local authorities in jurisdictions in which Diageo sells or produces products, also administers and enforces industry-specific regulations. Federal, state and local regulations cover virtually every aspect of Diageo's US operations, including production, distribution, marketing, promotion, sales, pricing, labelling, packaging and advertising.

Spirits and beer are subject to national import and excise duties in many markets around the world. Most countries impose excise duties on beverage alcohol products, although the form of such taxation varies significantly from a simple application to units of alcohol by volume, to advanced systems based on the imported or wholesale value of the product. Several countries impose additional import duty on distilled spirits, often discriminating between categories (such as Scotch whisky or bourbon) in the rate of such tariffs. Within the European Union, such products are subject to different rates of excise duty in each country, but within the overall European Union framework, there are minimum rates of excise duties that must first be applied to each relevant category of beverage alcohol.

Import and excise duties can have a significant impact on the final pricing of Diageo’s products to consumers. These duties have an impact on a brand's competitive position as compared to other brands. The group devotes resources to encouraging the equitable taxation treatment of all beverage alcohol categories and to reducing government-imposed barriers to fair trading.

The advertising, marketing and sales of alcohol are subject to various restrictions in markets around the world. These range from a complete prohibition of alcohol in certain cultures and countries, such as in certain states in India, to the prohibition of the import into a certain jurisdiction of spirits, wine and beer, and to restrictions on the advertising style, media and messages used. In a number of countries, television is a prohibited medium for the marketing of spirits brands while in other countries, television advertising, while permitted, is carefully regulated. Many countries also regulate the use of internet-based advertising and social media in connection with alcohol sales.

Spirits and beer are also regulated in distribution. In many countries, alcohol may only be sold through licensed outlets, both on and off-trade, varying from government or state operated monopoly outlets (for example, in Canada, Norway and certain US states) to the common system of licensed on-trade outlets (for example, licensed bars and restaurants) which prevails in much of the Western world, including in most US states and in the European Union. In about one-third of the states in the United States, price changes must be filed or published 30 days to three months, depending on the state, before they become effective.

Labelling of beverage alcohol products is also regulated in many markets, varying from the required inclusion of health warning labels to importer identification, alcohol strength and other consumer information. As well as producer, importer or bottler identification, specific warning statements related to the risks of drinking beverage alcohol products are required to be included on all beverage alcohol products sold in the United States and in a number of other countries where Diageo operates. Expressions of political concern signify the uncertain future of beverage alcohol products advertising on network television in the United States. Any prohibitions on advertising or marketing could have an adverse impact on beverage alcohol sales.

Regulatory decisions and changes in the legal and regulatory environment could also increase Diageo’s costs and liabilities or impact on its business activities.

Business description (continued)

Acquisitions and disposals
Diageo has made a number of acquisitions of brands, distribution rights and equity interests and disposals in premium drinks businesses. For a description of principal acquisitions and disposals and contingent considerations recognised since 1 July 2017, see note 8 and note 15 (g) to the consolidated financial statements, respectively.

On 15 August 2017, Diageo completed the purchase of 100% of the share capital of Casamigos Tequila, LLC (Casamigos), a super premium tequila based in the United States, for $1,000 million (£777 million) of which $300 million (£233 million) was contingent on Casamigos achieving certain performance targets.

On 28 September 2018, Diageo acquired the remaining 70% of Copper Dog Whisky Limited (CDWL) that it did not already own for an upfront valuation of £6.5 million and further earn-out payments based on CDWL achieving performance targets. The discounted current estimate for the earn-out payments was £10 million as of the date of the acquisition.

On 17 August 2018, Diageo completed the purchase of 20.29% of the share capital of Sichuan Shuijingfang Company Limited (SJF) for RMB 6,084 million (£696 million) and transaction costs of £7 million. This took Diageo’s shareholding in SJF from 39.71% to 60%. SJF was already controlled and therefore consolidated prior to this transaction.

In addition, on 9 April 2019 Diageo completed the purchase of a further 3.14% of the share capital of SJF for RMB 690 million (£79 million) and transaction costs of £2 million, which took Diageo's shareholding in SJF from 60% to 63.14%.

On 29 July 2019, East African Breweries Limited completed a purchase of 4% of the share capital of Serengeti Breweries Limited for $3 million (£2 million). This increased Diageo’s effective shareholding from 39.2% to 40.2%.

On 6 August 2019, Diageo completed the purchase of the remaining share capital which it did not already own of Seedlip Ltd and Anna Seed 83 Ltd (the brand owner of Aecorn), makers of distilled non-alcoholic spirits and aperitifs.

In August 2019 and February 2020, in two separate purchases, Diageo acquired shares in United Spirits Limited (USL) for INR 5,495 million (£60 million) which increased Diageo’s percentage of shares owned in USL from 54.78% to 55.94% (excluding 2.38% owned by the USL Benefit Trust).

In addition, Diageo has made a number of smaller acquisitions of brands, distribution rights and equity interests in various drinks businesses.

Diageo completed the sale of a portfolio of 19 brands to Sazerac on 20 December 2018 for an aggregate consideration of $550 million (£435 million). Diageo continued to provide manufacturing services for all disposed brands until December 2019 with some extended up to June 2020 and for five brands these manufacturing services will continue up to December 2028.

On 1 April 2020, Diageo completed the sale of United National Breweries (UNB), Diageo’s wholly owned sorghum beer business in South Africa. In the year ended 30 June 2020, up until the date of sale, UNB contributed net sales of £31 million (2019 - £43 million; 2018 - £49 million), operating profit of £nil (2019 - £1 million; 2018 - £6 million) and profit after taxation of £nil (2019 - £1 million; 2018 - £4 million).

Diageo, consistent with its current strategy, expects to continue to focus on growing its brands on a worldwide basis and expects to make selective acquisitions in both its developed and emerging markets. Diageo explores the potential to make acquisitions on an ongoing basis and is currently evaluating a number of such opportunities, some of which could be significant. Funds for any such acquisitions may be drawn from internally generated cash, bank borrowings or the issuance of equity or debt securities (in an amount that cannot now be determined), or from the proceeds of any potential disposals.

Seasonality
Historically, approximately 40% of Diageo’s annual net sales have occurred during the last four months of each calendar year. However, approximately 45% of Diageo’s annual net sales for its fiscal year ended 30 June 2020 occurred during the last four months of calendar year 2019 due to a lower percentage of annual net sales occurring during the first six months of calendar year 2020 as a result of Covid-19 related economic disruption.

Business description (continued)

Stakeholder engagement

Ensuring a continuous dialogue

We aim to maintain open and positive dialogue with all our stakeholders, considering their key interests and communicating with them on a regular basis. This helps us build trust and respect and make choices as a business that help shape the role we play in society.

Our purpose and values help guide our engagement around the world.

	People	Consumers	Customers
Why we engage
Our people are at the core of our business. We aim to build a trusting, respectful and inclusive culture so every individual feels highly engaged and can be their best. We want our people to feel their human rights are respected and they are treated with dignity. We are committed to creating opportunities for growth and to a continuous learning culture.

Understanding our consumers is key to growing our business sustainably for the long term. Consumer motivations, attitudes and behaviour form the basis of our brand marketing and innovations. We make our brands with pride and want them to be enjoyed responsibly. On occasions when consumers choose alcohol, we want them to ‘drink better, not more'.

Our customer partners are experts in the products they buy and sell, as well as in the experiences they create and deliver. We work with a wide range of customers: big and small, on-trade and off, digital and e-commerce. Our passion is to ensure we nurture mutually beneficial relationships that deliver joint value and the best outcome for all our consumers.

Our stakeholders' interests
– Prioritisation of health, safety and wellbeing
– Investment in learning opportunities for employee growth and development
– Ways of working, culture and benefits programme
– Contribute to the growth of our brands and our performance
– The promotion of inclusion and diversity

– Choice of brands for different occasions, including no- and lower-alcohol
– Innovation in heritage brands and creation of new brands
– Responsible marketing
– Great experiences
– Product quality
– Sustainability credentials
– Price

– A portfolio of leading brands that meets evolving consumer preferences
– Identification of opportunities that offer profitable growth
– Insights into consumer behaviour and shopper trends
– Trusted product quality
– Innovation, promotional support and merchandising
– Availability and reliable supply and stocking
– Technical expertise

How we respond
– Company-wide employee engagement surveys
– Consistent talent and performance management approach
– Extensive online learning and development material
– Informative and up-to-date employee communication channels
– Meetings with non-executive workforce engagement director
– Employee interest groups

– Broad portfolio of choices across categories and price points
– Insightful innovation that satisfies consumer preferences
– Responsible advertising and marketing that adheres to our strict Diageo Marketing Code
– Active engagement and education to promote moderation and reduce the harmful use of alcohol
– High-quality manufacturing and environmental standards

– Use of best practice sales analytics and technology to support our retailers and distributors
– Ongoing dialogue and account management support
– Physical and virtual sales calls
– Development of joint business plans
– Regular business updates
– Training and webinars through unique offerings, like the Diageo Bar Academy

Read more about how our Board engages with our stakeholders on pages 145 and 146.

Business description (continued)

Suppliers	Communities	Investors	Governments and regulators
Our suppliers and agencies are experts in the wide range of goods and services we require to create and market our brands. By working with them, we not only deliver high-quality products marketed responsibly, but improve our collective impact, ensuring sustainable supply chains, reducing our environmental impact and making positive contributions to society.

Investing in sustainable growth means supporting and empowering the communities where we live, work, source and sell. By ensuring we make a positive contribution, we can help build thriving communities and strengthen our business.

We want to enable equity and debt investors to have an in-depth understanding of our strategy and our operational and financial performance, so they can more accurately assess the value of our shares and the opportunities to finance our business.

The regulatory environment is critical to the success of our business. We believe it is important that those who can influence policy, laws and regulation understand our views. We also want to share information and perspectives on areas that can impact our business and public health.

– Developing strong, mutually beneficial partnerships – Collaborating to realise innovation – Fair contract and payment terms – Consistent performance measurement – Joint risk assessment and mitigation
– Impact of our operations on the local economy
– Access to skills development
– Opportunities for employment and supplier opportunities
– Improved access to water, sanitation and hygiene
– Responsible use of natural resources
– Gender equality, inclusion and diversity
– Transparency and engagement

– Strategic priorities
– Financial performance
– Corporate governance
– Leadership credentials, experience and succession
– Executive remuneration policy
– Shareholder returns
– Environmental and social commitments and progress

– Contribution to national economic and development priorities
– Tax, excise and illicit trade
– Positive drinking programmes and impacts
– Wider sustainability agenda, including human rights, environmental impacts, sustainable agriculture and support for communities
– Corporate behaviour

– Partnering with Suppliers standard, our code for working with suppliers
– Direct resolution process
– Confidential, independent whistleblowing helpline and website
– Regional supplier awards
– Supplier financing
– Supplier performance measurement and performance
reviews with two-way feedback
– Standards assessments through independent bodies

– Ongoing dialogue, annual reviews
– Partnerships, including local raw material supply partnerships in Africa
– Learning for Life, our global training programme for hospitality and retail sector workers
– Our community water, sanitation and hygiene (WASH) programmes in Africa and India
– Community programme design that includes gender equality and inclusion and diversity considerations
– Tree planting programmes
– Participation in sustainability indices

– Stock exchange announcements
– Results announcements
– Investor roadshows
– Meetings and calls
– Capital Markets Days
– Annual General Meeting
– Annual Report, Form 20-F and Sustainability and Responsibility Performance Addendum
– Shareholder information on www.diageo.com
– Participation in investor conferences

– Ongoing dialogue
– Collaboration on responsible drinking initiatives and promotion of moderation, tackling illicit trade and strengthening industry standards
– Participation in governments’ business and industry advisory groups
– Sharing of research, economic modelling and international best practice, including as a member of industry trade organisations
– Diageo Code of Business Conduct

Business description (continued)

Our market dynamics

Total beverage alcohol is an attractive industry with a natural runway for sustainable growth

Drinking occasions and practices vary depending on local culture and traditions. We believe that drinking in a responsible way can be part of a balanced lifestyle in many societies around the world.

Our markets are shaped by long-term consumer, economic, cultural and social trends, and the regulatory environment. Notwithstanding Covid-19, the long-term trends for our industry remain extremely attractive.

£854 billion retail sales value of global alcohol market(i)	6 billion equivalent units of alcohol sold each year(i)	600 million new legal purchase age consumers are expected to enter the market by 2030(ii)	Higher price spirits tiers grew 10 times faster than the total spirits category(iii)	+4% the increase in spirits share of total beverage alcohol(iii)	750 million consumers are expected to be able to afford international-style spirits by 2030(iv)	+8% the increase in spirits share of beverages in mainstream eating outlets in Great Britain(v)	+17% the annual rate at which the e-commerce sales channel for alcohol is expected to grow over the next five years(vi)	Over 1 million young people, parents and teachers educated on the dangers of underage drinking over the last three years(vii)	73% of consumers believe it is not enough for brands to be environmentally responsible - they should be socially responsible too(viii)
(i) IWSR, 2019                        (v) Kantar, Alcovision 2020 for the period 2009-2019
(ii) World Bank, 2020                    (vi) IWSR Global Ecommerce Strategic Study, 2020
(iii) IWSR, 2019 volumes for the period 2015-2019            (vii) Diageo, 2020
(iv) Euromonitor, 2020                    (viii) Kantar Global Monitor, 2019

Consumers want to 'drink better'

Consumers are seeking new experiences and higher quality products. When it comes to beverage alcohol, consumers are ‘drinking better, not more’ – increasingly choosing brands and categories that stand out for superior quality, authenticity and taste. This premiumisation trend is supported by product innovation and fuelled by higher levels of prosperity and disposable income, coupled with a greater desire to explore new experiences, ingredients and serves for social occasions.

Impact
Over the last 15 years, brands in higher price tiers have consistently grown volume faster than those in lower price tires. Consumers are buying a broader range of premium products, including no- and lower-alcohol drinks, that reflect their diet and lifestyle choices and their interest in natural ingredients and craft production.

Our response
We have built an industry-leading portfolio of Reserve brands. We have done this through focused investment, brand-building, the creation of a dedicated management team and, in many countries, a dedicated route to market. Through the development of our Reserve portfolio, we are also able to influence the evolution of mass luxury spirits across different categories and occasions, including super premium scotch and tequila. We are also growing brands of the future. We do this through acquisition, through growing our own brands and through investing in entrepreneurs through our partnership with Distill Ventures.

Consumers are increasingly choosing spirits

Consumers who drink alcohol are increasingly choosing spirits over beer and wine. This is a long-term trend. In markets where spirits is a less mature category, mainstream spirits brands can offer quality and affordability. In more mature markets, premium core and Reserve brands offer choice and new experiences.

Impact
Gin is an example of a category benefitting from switching, starting in Europe and now accelerating in markets like Australia, South Africa and Brazil. This has been fuelled, in part, by an increase in the number of occasions on which consumers are choosing gin, where traditionally, they might have chosen beer or wine. In many emerging markets, spirits penetration is still low compared to developed markets, providing the potential for future growth.

Our response
Our innovation brings new brands and serves to our customers. Our broad, global portfolio across categories and price points provides consumers with product choice to suit different occasions and their disposable income.

Business description (continued)

An emerging middle class who can afford international-style spirits

Global population growth and economic development are continuing to drive the emergence of consumers with a higher disposable income. These consumers are seeking new, aspirational experiences and driving demand for quality drinks at a range of price points. They are also moving away from informal alcohol, which is estimated to account for around 25% of global alcohol sales despite the associated health risks and loss of tax revenue for governments.

Impact
Demand for international-style spirits is rising. Around 600 million new legal purchase age consumers are expected to enter the market globally by 2030. Over the same period we expect hundreds of millions of consumers to be able to afford international-style spirits.

Our response
We have built a portfolio of lower price point options. These give emerging market consumers access to our brands at affordable prices and enable us to help shape responsible drinking trends. Our mainstream spirits such as Baileys Delight and Smirnoff X1 in Africa, McDowell’s No. 1 in India and Black & White in Latin America provide quality products at affordable price points and offer opportunities for consumers to trade up as their disposable income increases.

Consumers are changing how they socialise

Consumers in developed markets are moving away from high-energy, late-night occasions towards more informal and food-related occasions. They are increasingly interested in drinks that fit occasions before, during and after meals. This year, consumers have also been adapting to different ways of socialising at home as a result of the Covid-19 pandemic.

Impact
Spirits, which are versatile and adaptable, are benefitting from the trend away from high-tempo socialising, as consumers discover new serves which are suitable for a broader range of occasions in which to enjoy our brands.

Our response
Our consumer insight enables us to innovate existing brands, anticipate new consumer occasions and create new brands that meet emerging consumer demand. This insight is supported by our ability to develop and launch products and campaigns rapidly and effectively, reaching the right consumers fast. In Latin America this year, when bars and restaurants closed due to the Covid-19 pandemic, our teams rapidly developed online platforms to help consumers make cocktails at home; worked with well-known chefs to pair recipes with signature serves; and brought the bar experience into consumers’ homes through live-streaming.

Consumers are changing how they buy

Alongside shifts in the way people socialise and consume, digital and technology are changing the way consumers find and buy our brands. Online shopping for alcohol is still low compared to other retail categories, but it is a fast-growing channel. Consumers are increasingly using the internet to discover and learn about brands and products, where previously they might have done so in venues and while out socialising.

Impact
As regulations continue to evolve and e-commerce expands further, digital channels will play an ever-increasing role in bringing our products to consumers. This trend has been accelerated by the impact of Covid-19. For example, Drizly, the American alcohol e-commerce marketplace, saw an increase in sales of over 400% in May versus growth projections prior to Covid-19(i).
(i) Drizly, 2020.

Our response
We have developed our route to consumer approach through multiple channels, with e-commerce being a key focus area this year. We work with a range of online retailers to ensure that our products are competitively and responsibly marketed – for example, through partnerships with online grocery retailers, e-marketplaces and on-demand delivery companies. We are also developing our own digital channels that help consumers grow their understanding and knowledge of our brands, including through personalised experiences that help them find the right drink for the right occasion, such as Malts.com in Great Britain, TheBar.com in Brazil and our ‘What’s Your Whisky' app, which launched in November.

Business description (continued)

A complex regulatory environment

The beverage alcohol industry is highly regulated. Regulation varies widely between countries and jurisdictions, often evolving in response to changes in society. As a minimum we comply with all laws and regulations wherever we operate, but we have long understood that a responsible alcohol company must go beyond compliance.

We are proud of our brands and we want them to be enjoyed responsibly. Through our work, we support the United Nations' and the World Health Organization’s goal of reducing harmful drinking by 10% by 2025. We also advocate laws and industry standards, including minimum legal purchase age laws and maximum blood-alcohol concentration driving limits, in countries where these are not already in place.

Impact
While most people who choose to enjoy alcohol do so moderately and responsibly, the misuse of alcohol can harm individuals and those around them, damage our industry’s reputation and make it harder for us to create value.

Our response
We want to offer consumers the opportunity to ‘drink better, not more’ – an approach that is rooted in our social values and aligns with our business model as a producer of premium drinks. We are committed to promoting moderation while campaigning to reduce harmful drinking and improving laws and industry standards. Our Positive Drinking strategy, described on page 43-46, includes ambitious targets for areas where we can have the greatest impact in reducing harm: drink driving, underage drinking and heavy drinking.

Consumers expect businesses to act responsibly

Consumers, like all stakeholders, are increasingly challenging businesses to show how they make a positive impact on society and to demonstrate their commitment to protecting the environment. Stakeholders rightly expect to see that businesses are generating wealth, fostering inclusion and diversity, respecting human rights, supporting their communities and acting on important environmental issues, including climate change and water stress.

Impact
Earning trust and respect is fundamental to achieving our ambition. Any business that relies on agricultural raw materials and water has both a responsibility to the environment around it and an exposure to environmental risks. Our future success depends on us continuing to reduce our environmental impact and promoting inclusive economic growth, while making sure we do business with integrity and respect for human rights.

Our response
Our environmental programmes reduce carbon emissions and improve water efficiency throughout our value chain, and address waste and sustainable packaging, including the use of plastic. With the oversight of our Climate Risk Steering Group, we are integrating the management of climate-related issues into our business. Our Water Blueprint defines our approach to water stewardship and prioritises our actions in areas we have defined as water-stressed.

We have a strategic commitment to inclusion and diversity within and beyond our business, while our community programmes are designed to empower women, help people develop their skills and increase access to clean water, sanitation and hygiene (WASH). Respect for human rights throughout our value chain, including the right to a safe workplace, underpins everything we do.

The right insights to deliver consumer-led growth

Everything we do is designed to delight consumers and customers. That means identifying the factors that drive consumer choice, so we can put the right product in front of the right consumer at the right time.

Drawing on behavioural science and the power of data, we have transformed the way we understand consumer motivations and behaviours. Our Diageo Foresight system analyses trends so we can make strategic choices and anticipate major shifts. Our
Consumer Choice Framework is giving us detailed information on a huge range of social contexts - what we call 'occasions' - so we better understand who is drinking, what, where and when.

Together, these market-leading research tools are inspiring us to embrace bold, disruptive innovations, such as Ketel One Botanical and Smirnoff Infusions. At the same time, our insights enable us to unlock new opportunities for established brands. For example, we used improved global insights to re-launch Baileys as an ‘adult treat' brand in 2016. The move has revitalised the brand, which is now well established across a range of treating occasions. This year, our insight told us consumers were looking to treats and baking as a creative outlet during lockdown and Baileys quickly repurposed its baking content across markets.

Business description (continued)

Our strategic priorities

Delivering our Performance Ambition

Our strategic priorities support the achievement of our performance ambition to be one of the best performing, most trusted and respected consumer products companies in the world. Through them, we deliver the strategic outcomes against which we measure our performance.

Strategic outcomes:

1.	Efficient growth - Consistently grow organic net sales, grow operating profit, deliver strong free cash flow

2.	Consistent value creation - Top-tier total shareholder returns, increase return on invested capital

3.	Credibility and trust - Trusted by stakeholders for doing business the right way, from grain to glass

4.	Engaged people - High-performing and engaged teams, continuous learning, inclusive culture

The delivery of our strategic priorities is enabled by our culture and values

Our culture underpins the work we do to deliver our strategic priorities and is key to our success. It is shaped by our values and encourages our people to: lead bold execution that ensures consumers delight in our brands; act like entrepreneurs and encourage learning; take ownership for shaping and achieving our ambition; and create an inclusive environment where everyone can be their best.

Business description (continued)

We strive to share our values with our stakeholders, building mutually fulfilling relationships and partnerships.

Passionate about consumers and customers Our curiosity and insights deliver experiences and products that delight and drive growth.	Freedom to succeed We foster an entrepreneurial spirit by giving each other the freedom to succeed. It’s how we move with pace and keep our big company small.	Proud of what we do We are proud of how we operate and what we stand for. We act sensitively with the highest standards for integrity and social responsibility.	Valuing each other We are creating a truly inclusive culture. We seek diversity in people and perspectives and believe in the benefits it delivers across our business.	Be the best We are restless: always learning, always improving. We strive to be the best at work and in our communities.

1. Sustain quality growth

Creating sustainable and consistent quality growth is at the heart of our ambition to be ‘one of the best performing’. It enables us to invest in our business, grow our margins and deliver top-tier total shareholder returns.

Market dynamics	Strategic outcomes	Progress in 2020	Looking ahead to 2021
– Consumers want to ‘drink better’
– Consumers are increasingly choosing spirits
– An emerging middle class who can afford international-style spirits
– Consumers are changing how they socialise
– A complex regulatory environment

– Efficient growth – Consistent value creation – Credibility and trust
– Continued investment in brand building, targeting the most effective opportunities
– Further developed NRM processes and capabilities
– Significantly enhanced Diageo Bar Academy content and support for bartenders and bar owners
– Launched innovations to recruit new consumers and unlock new occasions, focusing on our global giants, no- and lower- alcohol and retail formats

– Focus on emerging from the pandemic in a stronger position, having built deeper relationships with our customers and
consumers
– Continue to build our NRM capabilities and route to consumer, at pace
– Innovate creatively, focusing on the right opportunities for the current environment

Delivering sustained quality growth

The demographic and economic market drivers for the beverage alcohol sector point to clear potential for growth. Over the long term, however, growth on its own is not enough to achieve our Performance Ambition. We need to make sure that our growth is sustainable, consistent and of high quality.

Creating sustained, quality growth is not new to us. Brands such as Guinness and Johnnie Walker, which celebrates its 200th anniversary in 2020, show how the right approach to quality, brand equity, innovation and investing for the long term can build lasting value. We focus on six key elements that help us sustain quality growth:

Key elements of our approach

–	Grow volume, price and mix

–	Execute the most effective route to consumer

–	Build brand equity

–	Innovate sustainably

–	Grow next generation brands

–	Enable a positive policy environment

Business description (continued)

Grow volume, price and mix

Supported by improved capabilities in net revenue management (NRM), a balance of volume, price and mix is essential for driving consistent net sales growth. NRM is all about driving quality growth by making sure we are offering our consumers and customers the right assortment of brands and formats in the right place, at the right price, and for the right occasion.

This year, we continued to embed NRM across the business. We established multi-disciplinary teams across markets and made our approach more holistic. This has allowed us to create actionable insights within shorter timeframes, increase the speed of our decision-making and enhance our ability to create, execute and adjust more bespoke plans that generate value for our customers and our business.

For example, in Northern Ireland this year we were better able to meet specific consumer and customer preferences by changing the mix of brands and formats available, which also improved our promotional plans and further integrated customers’ needs into our decision-making.

Our progress on NRM has enabled us to respond in an even more agile and targeted way to our consumers’ and customers’ rapidly evolving requirements during the Covid-19 pandemic. We adapted pack sizes and formats and reprioritised our investments in line with changing shopper behaviours and channel shifts.

Execute the most effective route to consumer

Our business is built on getting the right product to the right consumer for the right occasion – and at the right price. The shopper landscape is evolving, as are technologies and our consumers’ preferences. Through best practice sales analytics and technology, we are transforming the way we partner with our retailers and distributors. We want to ensure we create distinction and competitive advantage at every point in the route to consumer, not just when people enjoy our products.

This year, in order to support our bar and restaurant customers affected by Covid-19 related closures, we developed ‘Cocktails To Go’ programmes. These enabled our customers to simplify their offering, continue delivering quality cocktail experiences and connect with consumers online. Our ‘How to’ guides contain a range of support, from information on how to partner with third-party delivery services to branded content for menus and digital promotion, cocktail recipes, ‘to go’ packaging instructions and tips for enhancing the consumer experience.

Build brand equity

Our brands are key to our success and we work hard to ensure their long-term health by safeguarding and building their brand equity. This year, the second of our successful Six Nations Title Sponsorship, Guinness continued to build on its long-term affiliation with rugby. The brand has a history of powerful storytelling, releasing ‘Liberty Fields’, the latest advert in the ‘Made of More’ series during the Japan Rugby World Cup.

In the second half of the year, with Covid-19-related closures in the on-trade taking place just before St. Patrick’s Day, Guinness quickly amended its plans to stay relevant to consumers and unveiled measures to support pub and bar staff. In the United States, Guinness released advertising with an optimistic and hopeful message to its consumers: ‘We’ll March Again’. In Great Britain and Ireland when lockdowns were first put in place, Guinness announced over £2 million in funds to support on-trade staff, and in Nigeria, a new initiative saw Guinness support bar owners and staff impacted by closures by providing care packages.

Innovate sustainably

Driving sustainable growth is at the heart of our innovation. Led by our strength in developing consumer insights, each innovation either recruits new consumers, re-recruits them by giving them another reason to choose our products, or disrupts a category by changing consumer perceptions. Our focus is on recruiting new consumers to occasions and brands and this year 60% of our projects were in this category, compared to around 30% five years ago.

This year, Diageo brands won nearly 80 awards at the 2020 San Francisco World Spirits Competition, including 14 awards for innovation. Baileys Red Velvet Irish Liqueur, launched in the United States and Great Britain this year, was awarded a Double Gold, while Crown Royal Peach Flavoured Whisky was also recognised. George Dickel Bottled in Bond, a limited release 13-year-old whisky, was awarded Whisky of the Year by Whisky Advocate.

Business description (continued)

Grow next generation brands

While it is vital to grow the big brands of today, we also want to seed the successful brands of the future. We grow next generation brands by acquiring brands, like Casamigos, and developing our own, like Roe & Co Irish Whiskey.

This year, Zhong Shi JiTM, the new-to-world whisky we launched in China with our joint venture partner Yanghe Distillery Co. Ltd in 2019, was awarded a Silver Medal at the IWSC (International Wine and Spirit Competition). It is crafted by master blenders and distillers from Scotland and China through a unique process, including maturation in Chinese ceramic pots, which has created a full-flavoured, exceptionally smooth liquid.

We also grow next generation brands by investing in entrepreneurs with new ideas through our partnership with Distill Ventures. We have the option to acquire Distill Ventures’ portfolio companies and this year we acquired Seedlip.

Enable a positive policy environment

We sell our products in over 180 countries and to grow sustainably we rely on a transparent, predictable and fair public policy environment. We seek to secure this by constructively engaging governments and stakeholders around the world on evidence-based policies and recommendations to ensure our brands compete on a more equal playing field in terms of alcohol taxation and regulatory policy, while also supporting government policies and objectives. This year, for example, we worked with the local Spirits Association to help the Government of Uruguay develop robust laws aimed at reducing illicit trade on its border with Brazil.

Crown Royal: sustained growth driven by insight and innovation

Connecting with consumers and their passions is at the heart of sustained quality growth. This year, Crown Royal grew 8% and was once again North America’s most valuable whisky brand(i), as consumers continue to connect with its purpose of 'inspiring exceptional generosity'.

The insight that it is better to give than to receive really resonates, as Crown Royal’s Purple Bag community gifting campaign continues to show. This strong brand equity is supported by sustainable innovation and consistent investment. The result is that Crown Royal is recruiting new consumers, accessing new occasions and reinforcing its premium status.

Crown Royal Regal Apple, for example, is now in its sixth year of growth. Other innovations, such as this year’s Crown Royal Peach, are also contributing to the brand’s growth and vibrancy. Our marketing places Crown Royal at the centre of cultural occasions that connect with consumers. And in 2020, Crown Royal’s ‘The Guy Who’s Got It All’ campaign won a prestigious Effie advertising award.

During the Covid-19 pandemic, the brand continued to connect with consumers’ desire to give back, hosting an online #GenerosityHour that has supported bartenders affected by closures.

(i) Nielsen/NABCA for the 12 months to 31 May 2020

Business description (continued)

2. Embed everyday efficiency

Everyday efficiency creates the fuel that allows us to invest smartly and sustain quality growth. At its heart, everyday efficiency is a mindset and a culture, which everyone in Diageo is encouraged to bring to life in their daily work.

Market dynamics	Strategic outcomes	Progress in 2020	Looking ahead to 2021
– Consumers want to ‘drink better’
– Consumers are increasingly choosing spirits
– Consumers are changing how they socialise
– Consumers are changing how they buy
– Consumers expect businesses to act responsibly
– Efficient growth – Consistent value creation – Engaged people
– Rollout of EDGE in Africa
– Introduction of EDGE365 and rollout in nine countries
– Development of almost 100 new intelligent automation processes
– Agile adaptation of creative campaigns and initiatives
to delight consumers and support customers during Covid-19 pandemic
– Leverage and strengthen our efficiency culture – Progress investments in data analytics and automation – Strong focus on cost and cash

Delivering everyday efficiency

We are ensuring our resources are deployed where they are most effective. This means using technology and data analytics to make better, faster decisions and work in a more agile way. It also means simplifying our business so that we can liberate our teams to better meet the needs of our consumers and customers. At the same time as freeing resources to focus on great performance, everyday efficiency enables us to generate savings that we can invest smartly.

We focus on three key elements to help embed everyday efficiency:

Key elements of our approach

–	Simplifying the business, injecting speed into what we do

–	Focusing resources on delighting customers and consumers

–	Unleashing technology, including data and analytics, on our processes to drive efficiency and insights

Simplifying the business, injecting speed into what we do

Across the business, we are developing systems that enable our people to spend less time collecting data and more time on execution. Automated processes and reports are also liberating our people to create value by reducing task time and improving self-sufficiency.

This year we automated a key part of our product development process. Each year, our technical teams manage many hundreds of new product development projects, ranging from global brand redesigns to cutting-edge innovations. Collating in a single file the thousands of individual data points needed to manage each project was a highly repetitive, manual activity. By leveraging intelligent automation, we have reduced the time it takes to create the data in the format we need - in some instances, what used to take weeks now takes hours. We have also been able to automate data entry at the start of each project. So rather than spending time on collating data, our people have more time for review and analysis, which has improved efficiency and accuracy.

Focusing resources on delighting customers and consumers

We are changing the way we work so we act with more agility and focus resources on our top business priorities. This year, with thousands of hospitality workers across the United States facing unprecedented challenges, we introduced the #TipsFromHome social media programme to help get bartenders back to work at home, and fundraise for hospitality relief funds. The programme features bartenders who use their creative talents to make drinks crafted from pantry staples to inspire consumers to make their own at home. Bartenders’ cocktail making has been featured weekly on a 'Cocktails de la Casa' segment on ABC’s Jimmy Kimmel Live.

Business description (continued)

#TipsFromHome features a range of our brands including Bulleit, Don Julio, Johnnie Walker and Ketel One Botanical. We are donating $1 to the United States Bartenders’ Guild (USBG) every time someone shares a cocktail image on social media using #TipsFromHome and #DiageoDonation, up to a total of $1 million. This pledge is on top of more than $2 million we have donated this year to North American organisations serving the hospitality industry, including the USBG Foundation Covid-19 Relief Campaign of the Bartender Emergency Assistance Program.

Unleashing technology, including data and analytics, on our processes to drive efficiency and insights

Data and analytics offer a clear opportunity to create scale benefits across our business. In fact, they are critical enablers which provide us with tools to understand not just what has happened, but why. They help us make better, faster decisions and give us deeper insights into customers and consumers.

This year, the benefits of our investments have proved even more valuable, providing us with up-to-date insights in rapidly shifting market conditions. For example, earlier this year we introduced a new debtor reporting system. Using enhanced automation, this centralised approach to reporting enabled us to act with pace and agility and to more effectively manage our working capital when Covid-19 measures led to widespread closures of bars and restaurants around the world.

Over the last two years we have been embedding a suite of technology tools, known as EDGE (Every Day Great Execution). These capture in-store data and, through predictive analytics, revolutionise our ability to offer the right brands, in the right outlets, in the right way. This means we can work with customers so that each outlet has specific standards and recommendations that help boost incremental sales.

We introduced EDGE in the United States in early 2019 and this year, extended it to eight further markets in Asia Pacific, Europe and Africa.

In addition to accelerating the rollout of EDGE, we have also further developed the tools to reflect the rapid trend towards digitalisation.

In North America, where the use of EDGE is most advanced, we have been able to further simplify our data reporting and insight generation, eliminating over 200 reports and introducing a standardised and highly visual dashboard that enables teams to use data for decision-making even more efficiently.

EDGE365, which we introduced this year, is an industry-leading application for our sales force that integrates everything they need to manage their customer relationships into a single mobile application. In markets such as Australia and Spain, where EDGE365 has been launched either with our sales teams or with our distributors, we have seen significant improvements in efficiency and effectiveness, enabling more in-depth engagement across a larger number of customers.

In other parts of the business, we are piloting the use of advanced analytics to optimise distillation and fermentation processes at manufacturing sites, with early results showing yield improvements. We are also using data analytics to improve the accuracy of our demand forecasting in our supply operation. Through improved insights, planners can also identify any required adjustments more quickly. All of this is achieved while reducing the time spent on reporting.

‘Stop the Stops’: an efficiency culture led by employees

We are seeing the benefits of having a culture of everyday efficiency embedded across the business. This includes our supply operations, where our ‘Stop the Stops’ initiative is empowering our production teams to use their experience and expertise to create value.

Part of our manufacturing excellence programme, ‘Stop the Stops’ is based on a simple insight: that no one understands production better than those working on it every day. Our operators know that unplanned stops to our lines mean the potential loss of value in the production of our brands, which can impact the quality and availability of our products. With their knowledge and expertise, our operators are the best people to identify and resolve unplanned stops. They are developing and delivering the equipment fixes we need to reach our goal of reducing unplanned stops to zero. At the same time, they are building their knowledge, enhancing product quality and improving their work environment.

As we further develop ‘Stop the Stops’, we are rolling it out worldwide. In Europe, where it is most mature, we are already seeing higher engagement levels with our people, fewer defects and a typical reduction of 30% in unplanned stops.

Business description (continued)

3. Invest smartly

We are investing in the future success of our business – but that investment needs to be ‘smart’ to support the delivery of consistent performance and enable sustainable, quality growth.

Market dynamics	Strategic outcomes	Progress in 2020	Looking ahead to 2021
– Consumers want to ‘drink better’
– Consumers are increasingly choosing spirits
– An emerging middle class who can afford international-style spirits
– Consumers are changing how they socialise
– Consumers expect businesses to act responsibly

– Efficient growth – Consistent value creation – Engaged people
– Continued to develop our Catalyst tools
– Further developed our use of intelligent automation
– Accelerated our e-commerce capabilities and strategy
– Opened the Guinness Gatehouse in Shanghai
– Received planning permission for our Johnnie Walker experience in Edinburgh

– Invest prudently, focusing on the most effective opportunities in the current environment
– Enhance capabilities and continue to develop marketing data and analytical tools
– Build e-commerce and intelligent automation further

Delivering smart investment

Investing smartly means focusing on areas in which we believe investment will bring the greatest benefits: our people; advertising and promotional (A&P) spend; technology, data and e-commerce; capital expenditure; and mergers and acquisitions (M&A).

Key elements of our approach

–	Invest to grow and develop our people

–	Acquire attractive new brands

–	Spend more on A&P, more effectively and efficiently

–	Build capabilities in technology, data and e-commerce

–	Support growth with the right capital investment

Invest to grow and develop our people

Investing in our people is critical to our future success. Smart investment means ensuring our people have the right opportunities to develop their skills and capabilities; the right tools and resources to make faster, smarter decisions; and better data, analytics and information. Our work on building an engaged, inclusive and diverse team is described on pages 46-49.

Acquire attractive new brands

Many of our iconic brands have been built over decades, or even centuries. While never losing sight of the importance of acting as stewards of these great brands, we need to identify and nurture the new brands that consumers will enjoy in the future. Our strategy is to invest in new-to-world brands which help us access fast-growing categories, such as no- and lower-alcohol drinks.

This year, we acquired Seedlip, the world’s first non-alcoholic distilled spirit. Seedlip was launched in 2015 to solve the dilemma of ‘what to drink when you’re not drinking®’. Its founder, Ben Branson, set out to change the way the world drinks while continuing his family’s 320-year-old farming legacy. In the last four and a half years, Seedlip has grown from Ben’s kitchen to a presence in more than 25 countries, over 250 top-rated restaurants, many of the world’s best cocktail bars, luxury hotels and high-quality retailers.

Spend more on A&P, more effectively and efficiently

We have always invested in marketing our brands to support their long-term brand equity and growth. We combine our creative flair with smart investment in A&P, which ensures we get maximum impact from our marketing by increasing the efficiency and effectiveness of our spend. Our Marketing Catalyst data analytics tools, for example, help us to accurately predict the short-and long-term impacts of our investments. This means we confidently know when, where and how much to invest to grow our brands.

Business description (continued)

Marketing Catalyst, which is now used in 60 countries by over a thousand marketers and our media agencies, is supporting greater data transparency and enabling us to track performance more closely than ever before. Its use covers global giants such as Guinness and Johnnie Walker and local stars like Tusker in Kenya and Bundaberg in Australia. Because Marketing Catalyst delivers more detailed insight as we gather more data, it gives us the confidence to invest in A&P for long-term growth. It also means we can optimise the short-term performance of our investments and make informed decisions where a change in market conditions or consumer behaviour might mean our investment is best focused elsewhere.

For example, this year in North America we were able to achieve a 19% increase in our return on investment in a key channel over the busy holiday period. In Brazil, a shift in spend delivered a significant improvement in the return on Tanqueray investment and in Africa, where we have increased our use of Catalyst, the Senator brand in Kenya also achieved a 20% improvement in return on investment by increasing our A&P spend in better performing channels. We further developed Marketing Catalyst this year by embedding broader and deeper measurement. We also launched an enhanced version of Catalyst in Europe and North America which provides us with additional insight into how our decisions about A&P investment impact other key financial metrics such as net sales and operating profit.

Build capabilities in technology, data and e-commerce

We are also investing in best-in-class technological capabilities that support productivity. We want to keep strengthening our analytical capabilities to build our competitive edge and take further strides in developing intelligent automation to make our core processes simpler and ensure our people are focused on higher value-added work.

This year, we have almost doubled the number of applications in which we use intelligent automation. We have used intelligent automation to inject speed and remove complexity for our marketers and creative agencies. Our Diageo Content Hub simplifies how our marketers and agencies are able to find relevant content and buy media. After less than two years in full operation, the millionth download was made in May this year. It took our previous tool over six years to achieve this – showing how the new hub has made it easier and faster for our people and agencies to access what they need.

While online shopping for alcohol is still at low levels compared to other retail categories, it is a fast-growing channel. With so many bar and restaurant closures resulting from Covid-19 lockdown measures, there has been a significant increase in consumers purchasing online this year and this has accelerated the development of e-commerce across our business. In our Caribbean and Central America market, for example, we moved swiftly, focusing our resources on developing our capabilities in this very underdeveloped channel – and with good results. In partnership with customer e-commerce platforms, delivery apps and distributors, we grew the e-commerce channel by over 400% between February and May. (i)

(i) Glovo & Appetito24, February to May 2020.

Support growth with the right capital investment

Sound capital investments underpin our drive to achieve sustained, quality growth. That means investing in our supply footprint, so that we have the capacity to grow in the future. It also means strategically investing in maturing stocks to support our long-term success. We also invest in consumer experiences through distillery visitor centres and attractions where people can engage directly with our brands.

In October we opened a new state-of-the-art Innovation and Research Centre in Scotland as part of our investment in the sustainable growth of the distilling industry. The £6.4 million laboratory provides a new home for our largest global science and innovation hub, where our teams work on science, technology and innovation projects across a number of our global brands, including Johnnie Walker, Smirnoff, Tanqueray, Gordon’s and Captain Morgan.

Business description (continued)

Efficient and effective investment: acting with agility and creativity

Covid-19 led to the closure of bars and restaurants around the world - so we re-doubled our focus on investing behind opportunities that would be effective and relevant for consumers in a rapidly changing environment.

When the pandemic began, our brand team had a new advertisement depicting a busy summer party ready to drive sales of our new Smirnoff Red White & Berry Seltzer innovation in North America. The team worked quickly to adapt the original advertisement to the changed environment, making it fun and relevant to our consumers’ experience in lockdown. Leading with the message ‘Hang Out From Home For America', it ran predominantly on TV, achieving positive feedback from consumers.

Bulleit grew net sales by 4% this year. The brand responded to consumers being at home with a new Drinking Buddies campaign across digital and social media - and its first national TV campaign. #NewDrinkingBuddies delivered a tongue-in-cheek message that while we all miss our drinking buddies, at home, there are new ones everywhere. The campaign content was produced on an iPhone at home – delivering engaging content quickly and in a highly cost-effective way. Results were outstanding, with Bulleit adding 10bps of spirits share and gaining 34bps of US whiskey category share(i).

(i) Nielsen, year-on-year growth, three months to 16 June 2020 and NABCA, year-on-year growth, three months to 31 May 2020.

4. Promote positive drinking

We want to change the way the world drinks for the better, by promoting moderation and addressing the harmful use of alcohol. Our goal is for people to 'drink better, not more' – because we are proud of our brands and we know that the best way for them to be enjoyed is responsibly.

Market dynamics	Strategic outcomes	Alignment to UN SDGs	Progress in 2020	Looking ahead to 2021
– Consumers want to ‘drink better’
– A complex regulatory environment
– Consumers expect businesses to act responsibly
– Consumers are changing how they buy
– Consumers are increasingly choosing spirits
– An emerging middle class who can afford international-style spirits

	– Credibility and rust – Engaged people	3 - Good health and well-being 12 - Responsible consumption and production 17 - Partnerships for the goals For more details see page 32
– Met our 2025 target on reaching 200m people with moderation messages from our brand
– Responded to Covid-19 through online resources
combating underage drinking, tackling drink driving and promoting moderation in lockdown

– Continue to promote positive drinking by promoting moderation and reducing underage drinking, drink driving and heavy drinking – Go beyond our 2025 targets as we develop our strategy for 2030

Our brands have been part of people’s celebrations for generations. We take huge pride in them and we want people to continue enjoying them responsibly in the future.

We want everyone at Diageo to be an advocate for positive drinking and we have long campaigned to reduce alcohol-related harm. We know that for most people who drink alcohol, drinking responsibly is common sense – but we also know that harmful drinking causes significant issues for individuals and for society.

Promoting moderation is the right thing to do and it is an essential part of our Performance Ambition. Our commercial success depends on us creating a positive impact on society, wherever we live, work, source and sell.

We aim to lead our industry in reducing underage drinking, drink driving and heavy drinking. We are working to empower our people and brands to make moderation the norm and we advocate improved laws and industry standards around the world.

Business description (continued)

Promoting moderation

We aim to reinforce the message of moderation in everything we do.

We want our people to be ambassadors and we are using the reach and influence of our brands to carry moderation messages to consumers. For example, we continued to build on the success of our 'Guinness Clear' moderation campaign in the United Kingdom and Ireland through television and video on demand. Further campaigns bringing home the message of moderation to sports fans were run by Bundaberg, Captain Morgan and Crown Royal.

Our goals for positive drinking

–	Change the way the world drinks for the better

–	Lead the industry in reducing underage drinking, drink driving and heavy drinking

–	Empower our people and brands to advocate moderation
We have set ourselves stretching targets to reach by 2025.

For more details see pages 55 and 57.

These campaigns enabled us to meet our target of reaching 200 million people with moderation messages from our brands five years early. We are proud of this achievement and we look forward to building on this commitment.

Addressing underage drinking

We have a longstanding commitment to tackling underage drinking. It is never acceptable for people underage to drink alcohol and we welcome the fact that fewer young people are drinking under age in many countries. Our programmes aim to ensure this downward trend continues and they have reached more than 375,000 people this year, across 20 countries.

They include our flagship ‘Smashed’ education programme, which combines a live theatre production presented by professional actors with interactive workshops, evaluation and teaching resources for schools. In May 2020, we launched an online version of Smashed in the United Kingdom, making it available to more than a million school children.

Preventing drink driving

We have a longstanding commitment to addressing drink driving through a range of interventions. We invest in partnerships with police, local authorities and other agencies that support enforcement; we provide education for drivers and law enforcers; and we support safe rides and public transportation.

One of our key partnerships is with UNITAR, the United Nations Institute for Training and Research. The partnership supports road safety events aimed at reducing traffic deaths and injuries and improving road safety globally. It has a particular focus on high-visibility enforcement in Latin America, Asia and Africa. In April 2020, in response to Covid-19, we collaborated with UNITAR as it launched a series of online training resources in English and Spanish for government officials responsible for road safety and law enforcement.

Business description (continued)

Tackling heavy episodic drinking

DRINKiQ is one of our most important tools in promoting moderation and addressing heavy drinking. Now available in 16 languages and 35 countries, DRINKiQ is a dedicated responsible drinking website that gives information on alcohol and its impact on the body, along with a range of resources to encourage moderate consumption. To empower more consumers to drink responsibly, we developed the DRINKiQ quiz (see case study below).

Alongside DRINKiQ, our brand campaigns and our initiatives for the night-time economy with a coalition of partner agencies help reduce alcohol-related problems in entertainment districts.

Advocating improved laws and industry standards

As a minimum, we comply with all laws and regulations wherever we operate. We advocate sensible new regulation based on evidence, including blood-alcohol volume driving limits and legal purchase age laws, in countries where these do not exist. We continue to call on governments to increase the legal purchase age to 18 years old where a lower rate is set, for example for purchasing beer in certain European countries such as Germany, Belgium and Denmark.

We have also joined in collective action with our industry, including through the International Alliance for Responsible Drinking (IARD). We support IARD's commitments on digital marketing and commercial practices and a package of measures to combat underage drinking. For example, we have committed to including an age-restriction symbol or equivalent words on all of our alcohol brand products in all markets by 2024.

Responsible marketing

Our Diageo Marketing Code (DMC) and Digital Code set mandatory minimum standards for responsible marketing and we review them every two years.

At the heart of the DMC is our commitment to ensuring all our activities depict and encourage only responsible and moderate drinking, and never target those who are younger than the legal purchase age.

Across some of our markets, advertising monitoring and industry bodies publicly report breaches of self-regulatory alcohol marketing codes. This year we are pleased to report that no breaches were upheld by key industry bodies about Diageo’s advertising.

Complaints about advertising upheld by key industry bodies that report publicly(i)

Country	Body	Industry complaints upheld	Complaints about Diageo brands upheld
Australia	ABAC Scheme	53	0
Ireland	Advertising Standards Authority – for Ireland (ASAI)	2	0
United Kingdom	The Portman Group	11	0
	Advertising Standards Authority	11	0
United States	Distilled Spirits Council of the United States (DISCUS)	2	0
(i) From 1 July 2019 to 30 June 2020

Promoting positive drinking during Covid-19

We were determined to make sure our longstanding work on positive drinking continued through the challenges of Covid-19 – including by making the most of digital resources to promote moderation and tackle harmful drinking.

Our flagship DRINKiQ programme, which had launched an online quiz to educate consumers in responsible drinking over the festive period from November 2019 to January 2020, drew on the quiz again for a topical new campaign on responsible drinking at home during lockdown. Over both campaigns, more than 80,000 consumers completed the quiz, which was available in 28 countries and in 18 languages.

Business description (continued)

Our Virtual Good Host Guide, launched in May 2020, helped hosts to plan great online celebrations, including reminding people to measure their pour when making drinks. Finally, local campaigns such as our 'double down' initiative in Mexico saw brands including Buchanan’s, Johnnie Walker, Black & White, Don Julio, Smirnoff and Captain Morgan promote positive drinking through their digital reach.

Committed to promoting moderation and reducing harm

–
We were the first alcohol company to put nutritional information and alcohol content onto our labels. Our Diageo Consumer Information Standards (DCIS) provide benchmarks for the mandatory minimum information to be included on labels and packaging on all our brands, wherever they are legally permitted.

–
We have long supported the World Health Organization’s goal of reducing harmful drinking by 10% across the world by 2025. We work with partners from within and beyond our industry on initiatives that advance that goal.

–	DRINKiQ.com, our dedicated responsible drinking website, is now available in 16 languages and 35 countries.

5. Champion inclusion and diversity

Our Performance Ambition is fuelled by our purpose and values. It drives us to create an inclusive culture where every individual can thrive and to champion inclusion and diversity in our business and in society more broadly.

Market dynamics	Strategic outcomes	Alignment to UN SDGs	Progress in 2020	Looking ahead to 2021
– All stakeholders, including consumers and employees have an increasing expectation that businesses will have an inclusive and diverse culture
– Our global footprint requires us to access and grow divers talent
– Global multinationals have the ability to create polices that have a positive impact on society
	– Consistent value creation – Credibility and trust – Engaged people	5 - Gender equality 8 - Decent work and economic growth 10 - Reduced inequalities
– 39% of leadership roles in our business are held by women
– Named by Equileap as the top company globally for gender equality
– Began inviting employees globally to confidentially disclose their ethnicity

– Establishing progressive goals and targets to make a step
change on ethnic diversity
– Roll out inclusive leadership training more widely
– Extend focus on ethnic diversity through our brands, suppliers and agencies

Our inclusive and diverse culture is central to our purpose of ‘Celebrating life, every day, everywhere’. At the same time as being a moral imperative, having the best and most diverse talent drives innovation and commercial performance. We know that to be one of the best performing consumer products companies we need to leverage the broadest range of backgrounds, skills and capabilities, and create a fully inclusive, high-performing culture.

We want to shape broader societal change by promoting equality and an inclusive culture through our brands, in our industry, across our value chain, and in the communities where we live, work, source and sell.

Key elements of our approach

–	Foster the creation of an inclusive culture

–	Promote equality of experience for all employees

–	Champion inclusion and diversity beyond our business

Business description (continued)

Celebrating our inclusive and diverse culture

We believe that an inclusive and diverse business is a better place to work – and a better performing business. Everyone should have the freedom to succeed, irrespective of their gender, race, religion, disability, age or sexual orientation.

Each of our markets has an inclusion and diversity plan and we have a global focus on developing a strong pipeline of female talent for all roles. This year, 39% of leadership roles in our business were held by women, taking us beyond the target we set for 2020, and towards our next milestone of 40% by 2025. 50% of our Board members and 38% of our Executive Committee members are women.

We also focus on ethnic diversity. This year, began inviting employees in over 50 countries to confidentially disclose their ethnicity to help us understand the makeup of our workforce and develop plans and targets to ensure Diageo reflects local market demographics.

We are also learning through employee listening sessions in every market and through our external partnerships with organisations such as INVOLVE, Business in the Community (BITC), and as early signatories of BITC’s Race at Work Charter.

Fostering inclusion through progressive policies and employee resource groups

We continue to build employee-led advocacy through active employee resource groups (ERGs), such as AHEAD (African Heritage Employees at Diageo) and Conectados (Diageo employees championing Latin culture) in the United States, REACH (Race, Ethnicity and Cultural Heritage) in the United Kindgom and the many chapters internationally of our Spirited Women and Rainbow Networks. These groups support their members and offer leaders the opportunity to understand the barriers and concerns of diverse communities both within and outside the organisation, so that we can develop progressive approaches to breaking down barriers. Many of these groups focus on building allies who can help champion change and inclusion. For the last two years we have supported a global INC. week, a week-long series of employee-led events, panels and workshops designed to help accelerate an inclusive culture through open and authentic conversations on issues and opportunities.

We also support inclusion through a range of progressive policies. Globally, for example, all new mothers are entitled to six months' fully-paid maternity leave, with all new fathers being entitled to a minimum of four weeks' paid paternity leave. In many markets – including the whole of North America and Europe, as well as Thailand, the Philippines, Singapore, Colombia, Venezuela, and Australia - parents have equal parental leave of up to 52 weeks.

We are proud that our progress is recognised by others. This year, we were named by Equileap as the top company globally for gender equality, ranked second in the Refinitiv Diversity and Inclusion Index and were listed in the Bloomberg Gender Equality Index.

Driving change beyond our business

To be true champions of inclusion and diversity, we need to use the scale and expertise of our business to make a difference in the communities around us and in society at large.

Inclusion and diversity are core elements of our community programmes, as described on pages 50-51. Iconic brands including Guinness and Smirnoff have actively promoted inclusivity and equality in their advertising this year.

We continue to work with others to drive change. We are part of the United Nations Unstereotype Alliance, working with peers across industries to combat harmful stereotypes in advertising, and we are members of Open for Business, which advocates LGBTQ+ rights around the world. We sponsor the Creative Equals Returners programme, which supports women returning to the creative industries after a career break, and we are members of the World Federation of Advertisers' Diversity & Inclusion Taskforce.

We also directly support under-represented groups and communities, especially those in the hospitality industry who have been so badly affected by Covid-19. In June 2020, we created the $20 million Diageo Community Fund to help address the urgent needs of Black communities and businesses in the United States who have been disproportionately harmed by Covid-19.

Business description (continued)

Our people

We want all our employees to feel valued to make a meaningful contribution to our purpose and ambition. We shape market-leading policies and practices so that our people are engaged, empowered and proud of what they do.

Engaged, empowered and proud of what we do

We want our people to be the best they can be, have the freedom to succeed and feel valued for who they are. This year, given the unique challenges faced by all employees during the Covid-19 pandemic, we have found innovative ways to support and engage our people. As well as increasing opportunities for flexible working and enhancing our employee assistance programme, we have developed specific courses on topics related to health, safety and wellbeing.

Key elements of our approach

–	Engage and empower our people

–	Invest in our people's growth through learning and development

–	Invest in leadership development to include a focus on fostering an entrepreneurial culture

A commitment to human rights, including employees' rights, underpins everything we do - see our policy framework on page 65.

Staying engaged and responsive

Employee engagement is one of the overarching measures that define our progress.

Covid-19 restrictions challenged our ability to deliver our annual Your Voice engagement survey this year, so in its place we launched a pulse survey tool to help us measure engagement, listen to employees' feedback and learn from their experience of working during the pandemic. The response rate was 74%, with 91% of respondents reporting that they were 'proud to work at Diageo', and 86% confirming they would 'recommend Diageo as a great place to work’. We recognise that these results are not directly comparable year on year with our employee engagement index, which explores broader questions, but they are highly encouraging, both within the unique circumstances of this year and as part of our long-term drive to have fully engaged employees.

Investing in our people’s future through training

Our new online learning management platform, My Learning Hub, is designed to help our employees, partners and distributors to be at their best, acquire new skills and develop a continuous learning culture that supports growth and progression (see case study below).

Building leadership

We have always used a range of communications and leadership interventions to bring our strategy and purpose to life for employees. This year, our Chief Executive, senior leaders and employees from across the business have been closely involved in communicating our strategic priorities as part of our Performance Ambition, including through video stories and written guides on our Performance Ambition Hub.

We also moved our planned face-to-face leadership event to a virtual format and we are delivering engaging, global learning sessions on topics such as unleashing the power of teams and leading with pace and boldness. Like other measures we have taken since the pandemic began, we believe we have strengthened our business and culture by enhancing our ability to work flexibly and becoming more agile and responsive.

My Learning Hub: building critical skills for the future

We want our people to be equipped with the best capability and tools to seize growth opportunities and tackle new challenges. My Learning Hub, our training and skills platform which launched this year, gives employees everything they need for their own development, making it easy to find, use, share and comment on a huge range of learning options. These include world-class capabilities from across our global teams and from external resources.

Business description (continued)

Since we launched My Learning Hub, the number of employees engaged in self-learning has trebled, with 90% now enrolled in programmes. We are seeing thousands of our people use our Dignity at Work and Integrity at Diageo training, reinforcing our strong ethics culture. My Learning Hub has also been invaluable in the face of Covid-19 restrictions – we have launched dedicated channels including remote working and wellbeing resources.

Average number of employees by region by gender(i)

Region	Men	%	Women	%	Total
North America	1,583	60	1,055	40	2,638
Europe and Turkey	6,062	60	4,025	40	10,087
Africa	2,983	72	1,161	28	4,144
Latin America and Caribbean	1,700	63	1,002	37	2,702
Asia Pacific	6,101	74	2,103	26	8,204
Diageo (total)	18,429	66	9,346	34	27,775

Average number of employees by role by gender

Role	Men	%	Women	%	Total
Executive Committee	8	62	5	38	13
Senior Manager(ii)	320	61	203	39	523
Line Manager(iii)	2,381	69	1,071	31	3,452
Supervised employee(iv)	15,720	66	8,067	34	23,787
Diageo (total)	18,429	66	9,346	34	27,775
(i) Employees have been allocated to the region in which they reside.
(ii) Top leadership positions in Diageo, excluding Executive Committee.
(iii) All Diageo employees (non-senior managers) with one or more direct reports.
(iv) All Diageo employees (non-senior managers) who have no direct reports.

6. Pioneer grain-to-glass sustainability

For our business to be sustainable, it needs to create enduring value - for us and for those around us. We must positively impact the communities in which we live, work, source and sell and protect the natural resources on which we all depend.

Market dynamics	Strategic outcomes	Alignment to UN SDGs	Progress in 2020	Looking ahead to 2021
– Consumers want to ‘drink better’ – Consumers expect businesses to act responsibly	– Consistent value creation – Credibility and trust – Engaged people
1. No poverty
2. Zero hunger
4. Quality education
5. Gender equality
6. Clean water and sanitation
7. Affordable and clean energy
8. Decent work and economic growth
13. Climate action
15. Life on land
17. Partnerships for goals
A detailed description of our social and environmental performance is on pages 58-59.
– Launching our social and environmental strategy and
targets for the critical decade to 2030 (pages 58-59)
– Address where we have not met our
2020 targets, such as water quality and reducing packaging weight

Our continued long-term success depends on the people and planet around us. We recognise that poverty, inequality, climate change, water stress, biodiversity loss and other challenges threaten the environment and the prosperity of communities: a reality brought into sharp focus by Covid-19.

We aim to be pioneers, driving innovation and solutions that will benefit our business, our communities and the environment. That means working with our whole value chain – the people and resources that contribute to our success, from grain to glass.

Business description (continued)

Key elements of our approach

–	Support thriving communities where we live, work, source and sell

–	Build sustainable, resilient supply chains

–	Champion water stewardship and a low-carbon world

–	Minimise waste and develop circular economy solutions

2030 ambitions: deeper connections and a stronger business

By showing leadership and by working with others, we aim to contribute to the delivery of the UN Sustainable Development Goals (SDGs) in the critical decade of action leading up to 2030, while giving our business the platform for sustained quality growth.

While the Covid-19 pandemic has delayed the launch of our full strategy for 2030 until later this financial year, it has also emphasised how important it is that we address issues that matter to our stakeholders and strengthen our business, deepening our connections with communities.

Building inclusive, thriving communities that work for everyone is a key to this. It requires us to be global champions for water stewardship and vocal advocates for a low-carbon world. It also means going further in exploring circular economy approaches, so we can make more drinks with fewer materials.

At the same time, we aim to be more efficient, to reduce our costs, to build a more secure and resilient supply chain, and attract and retain the best talent. Ultimately, this will help drive the trust, respect and commercial success that define our Performance Ambition.

We describe our work on embedding human rights throughout our value chain on page 65.

We describe our engagement with stakeholders and our materiality process on pages 58-59.

Measuring our progress to 2020

Our pioneering ambition for grain-to-glass sustainability is supported by a comprehensive set of targets and objectives that help us drive, measure, and report transparently on our progress.

In 2015, we set a range of environmental and social targets for 2020 and we have since set other targets for renewable electricity and plastic packaging.

We report on our performance against our targets in full on pages 59-64.

Supporting thriving communities where we live, work, source and sell

We aim to promote sustainable growth through inclusive programmes that provide equal access for all to resources, skills and employment opportunities.

Our largest programme is Learning for Life (L4L). L4L focuses on training in hospitality, retail and entrepreneurship. We have kept growing and broadening L4L, and this year developed content focused on the wellbeing of people working in the hospitality industry, on environmental sustainability and on the impacts of Covid-19 on the sector. When the pandemic began restricting face-to-face interactions, we offered our training online – enabling us to continue to build skills and support our communities despite lockdown measures. Through our range of skills programmes we have reached 6,600 people this year.

We also support communities by providing access to clean water, sanitation and hygiene (WASH) in water-stressed areas that supply our raw materials and support our business. These programmes contribute to SDG 6 (clean water and sanitation), while also helping to replenish the water we use in our products.

The Covid-19 pandemic has reinforced the importance of WASH for individual and community wellbeing (see case study on page 52).

Business description (continued)

Empowering programmes designed around inclusivity

Our community programmes aim to promote gender equality or empower people from under-represented groups.

Our impact has been enhanced by our strategic partnership with CARE International UK, which works to address the root causes of gender inequality in our value chain through research, programming and advocacy. We have also supported CARE International UK’s emergency Covid-19 response to address the disproportionate effects of the crisis on women across the world.

We also run programmes specifically designed to empower women, and supported over 35,000 women this year. Initiatives include our programme for women in Maharashtra and Rajasthan in India who manufacture and sell sanitary pads for their communities, and women in self-help groups in Maharashtra who run 'water ATMs' providing clean, safe water.

This year Diageo invested £18.9 million or 1.0% (2019 – 0.3%) of operating profit in community initiatives.

Creating impact and opportunity in our supply chains

We rely on resilient, thriving supply chains for the raw materials we use to make our brands. At the same time, our supply chain connects us to communities all over the world where we have a clear opportunity to have a positive social and environmental impact, by creating economic opportunity, promoting human rights and improving agricultural and environmental practices through responsible sourcing.

Driving progress through standards

Our Partnering with Suppliers standard sets out the minimum social, ethical and environmental standards we require all suppliers to follow as part of their contract with us.

Our Sustainable Agriculture Guidelines (SAG) set out the standards we expect of suppliers of agricultural raw materials, and how they should work towards sustainable farming. We use the Sustainable Agriculture Initiative Platform’s Farm Sustainability Assessment (FSA) tool to check compliance, with FSA’s bronze rating being our minimum requirement. We also work through AIM-PROGRESS, a forum of leading consumer goods companies, and the not-for-profit SEDEX, which both allow suppliers to share assessments and audits of ethical and responsible practices.

Local sourcing and working directly with farmers

We work directly with farmers on a range of sustainable agriculture projects, and we aim to increase our positive impact by sourcing locally where possible. We assist smallholder farmers in a variety of supports, such as: training, access to seeds and fertilisers, micro-loans, and financial resilience support.

This year, we supported more than 78,600 farmers in Africa. We sourced 79% of agricultural raw materials locally within Africa for use by our African markets, compared with 82% last year. This percentage fell slightly as Covid-19 restrictions pushed us just below our target of 80%.

Reducing our environmental impact and protecting natural resources

We recognise that the threats to our environment are urgent and growing, which is why we are committed to a pioneering approach that combines action and advocacy on the issues that matter most to our stakeholders and to us.

Championing water stewardship and a low-carbon world

Combating climate change and its associated impacts on water stress and the environment are at the heart of our strategy. We are committed to de-carbonising our own operations and our value chain, and acting as advocates for a low-carbon world. Water stewardship is a longstanding strategic priority for us and we are focused on preserving this critical resource, particularly in water- stressed areas. Our approach to carbon emission reduction and water stewardship is described in Responding to climate-related risks, page 72.

Business description (continued)

Diageo sites located in water-stressed areas

21
28
26
19
30
31
34
20
29
27
22
33
25
23
32
24
13
14
15
16
11
10
12
9
8
7
18
6
5
17
1
2
3
4

Sites

1. Kenya Brewing, Nairobi, Kenya
2. East Africa Maltings, Nairobi, Kenya
3. Seybrew, Seychelles
4. Isipingo, South Africa
5. Moshi, Tanzania
6. Dar es Salaam, Tanzania
7. Mwanza, Tanzania
8. UBL, Kampala, Uganda
9. IDU, Kampala, Uganda
10. Accra, Achimota, Ghana
11. Kumasi, Kaasi, Ghana
12. Ogba, Lagos, Nigeria
13. Paraipaba, Ceará, Brazil
14. Agricultural lands, Ceará, Brazil
15. Messejana, Brazil
16. Maracanaú, Brazil
17. Meta Abo, Ethiopia
18. Marracuene, Mozambique

India

19. Alwar, Rajasthan
20. Aurangabad, Maharashtra
21. Baddi, Himachal Pradesh
22. Baramati, Maharashtra
23. Hospet, Karnataka
24. Kumbalgodu, Karnataka
25. Malkajgiri, Telangana
26. Meerut, Uttar Pradesh
27. Nacharam, Telangana
28. Pathankot, Punjab
29. Pioneer, Maharashtra
30. Rosa, Uttar Pradesh
31. Serampore, West Bengal
32. Sovereign, Karnataka
33. Tern, Andhra Pradesh
34. Udaipur, Rajasthan

Taking action on waste

In the last three months of this year, we achieved zero waste to landfill at all our supply and office sites. We want to build on our use of circular economy approaches, push forward with our longstanding programmes to tackle packaging waste and make sure that more of what we do use is made from recycled material and can itself be recycled (see pages 63-64).

$100 million fund to help our industry recover from Covid-19

In June, we launched a new global programme, ‘Raising the Bar’, to help pubs and bars recover from the effects of the Covid-19 pandemic. We are providing $100 million to support the recovery of major hospitality centres including New York, London, Edinburgh, Dublin, Belfast, Mexico City, São Paulo, Shanghai, Delhi, Mumbai, Bangalore, Nairobi, Dar es Salaam, Kampala and Sydney. The money will pay for the equipment neighbourhood pubs and bars need to enable them to re-open safely. Of this fund, $20 million will go to Black communities in the United States particularly affected by the pandemic.

We are also offering any bar, anywhere in the world, free access to digital training through the Diageo Bar Academy, which includes advice on how to implement social distancing, enhance hygiene measures and optimise their recovery.

We also supported customers, communities and healthcare systems where we live and work by: pledging over 10 million bottles of hand sanitiser to support frontline healthcare workers across more than 20 countries; donating to local charities and relief efforts; supporting bartenders’ wages; and providing food vouchers and emergency assistance.

Meeting our water replenishment targets and supporting communities through Covid-19

Access to clean drinking water, sanitation and hygiene (WASH) can transform communities – especially when hand washing is such an important part of protecting people and communities from Covid-19.

WASH projects play an important role in our water replenishment programme, alongside key water-related projects such as tree planting and rehabilitating dams and ponds. This year we reached over 250,000 people in Africa and India through our WASH projects.

Our water replenishment programme targets areas of water stress where water scarcity is a critical issue. We are therefore particularly pleased that this year we achieved our 2020 target of replenishing the amount of water used in our final product in water-stressed areas. Water stewardship will remain a core part of our approach as in the decade ahead.

Business description (continued)

Key performance indicators

Monitoring performance and progress

GAAP measures - Financial GAAP performance measures similar to the financial non-GAAP key performance indicators are presented below.

NET SALES (%)	OPERATING PROFIT (%)	BASIC EARNINGS PER SHARE (pence)

Definition	Definition	Definition
Sales growth after deducting excise duties.	Operating profit growth including exceptional items.	Profit attributable to equity shareholders of the parent company, divided by the weighted average number of shares in issue.
Performance	Performance	Performance
Reported net sales declined 8.7%, driven mainly by decline in organic net sales and, to a lesser extent, the negative impact of acquisitions and disposals, partially offset by favourable foreign exchange.
	Reported operating profit was down 47.1% mainly driven by exceptional operating items and by decline in organic operating profit.	Basic eps decreased 70.6 pence principally due to impairments in exceptional items and the decline in organic operating profit.

NET CASH FROM OPERATING ACTIVITIES (£ million)	RETURN ON CLOSING INVESTED CAPITAL (%)

Definition	Definition
Net cash from operating activities comprises the net cash flow from operating activities as disclosed on the face of the cash flow statement.	Profit for the year divided by net assets at the end of the financial year.
Performance	Performance
Net cash from operating activities was £2,320 million, a decrease of £928 million compared to the prior period primarily driven by the decline in operating profit, lower dividends from joint ventures and associates, increased use of working capital, higher tax payments and higher interest charges.
Return on closing invested capital decreased by 1,570bps principally driven by lower profit after tax partially offset by decrease in net assets.

Business description (continued)

We use the following 11 key performance indicators (KPIs) to measure our financial and non-financial performance

Relevance to strategy

Efficient Growth - ①
Consistent Value Creation - ②
Credibility and Trust - ③
Engaged People - ④

Financial	① ®	Financial	① ®	Financial	① ®
Organic net sales decline (%)	(8.4)%	Organic operating profit growth (%)	(14.4)%	Earnings per share before exceptional items (pence)(i)	109.4p

Definition	Definition	Definition
Sales growth after deducting excise duties, excluding the impact of exchange rate movements, acquisitions and disposals.	Organic operating profit is calculated on a constant currency basis excluding the impact of exceptional items, certain fair value remeasurement, and acquisitions and disposals.	Profit before exceptional items attributable to equity shareholders of the parent company, divided by the weighted average number of shares in issue.
Why we measure	Why we measure	Why we measure
This measure reflects our performance as the result of the choices made in terms of category and market participation, and Diageo’s ability to build brand equity, increase prices and grow market share.

The movement in operating profit measures the efficiency and effectiveness of the business. Consistent operating profit growth is a business imperative, driven by investment choices, our focus on driving out costs across the business and improving mix.

Earnings per share reflects the profitability of the business and how effectively we finance our balance sheet. It is a key measure for our shareholders.
Performance	Performance	Performance
Organic net sales declined 8.4%, driven mainly by an 11.2% reduction in volume partially offset by 2.8% positive price/mix. All regions reported declines in organic net sales except for North America.	Organic operating profit declined ahead of net sales at 14.4% with first half growth of 4.6% more than offset by impact of Covid-19 in the second half.
Eps before exceptional items decreased 21.4 pence driven by decline in organic operating profit, lower income from associates and joint ventures, increased finance charges and the impact of acquisitions and disposals. These were partially offset by tax, lower non-controlling interests and the impact of the share buyback programme.

More detail on page 83	More detail on page 83	More detail on page 84

Business description (continued)

Non-Financial	③ ④	Non-Financial	③ ④	Non-Financial	③
Positive drinking		Health and safety (lost-time accident frequency per 1,000 full-time employees)	0.60	Water efficiency(ii) (l/l)	4.62l/l

See pages 43-46 for more information about our approach to pioneering positive drinking
Definition	Definition	Definition
We report against three indicators for positive drinking.	Number of accidents per 1,000 full-time employees and directly supervised contractors resulting in time lost from work of one calendar day or more.	Ratio of the amount of water required to produce one litre of packaged product.
Why we measure	Why we measure	Why we measure
We want to change the way the world drinks for the better by promoting moderation and addressing the harmful use of alcohol. Our goal is for people to ‘drink better, not more’ - because we are proud of our brands and we know that the best way for them to be enjoyed is responsibly.

Health and safety is a basic human right: everyone has the right to work in a safe environment, and our Zero Harm safety philosophy is that everyone should go home safe and healthy, every day, everywhere.

Water is the main ingredient in all of our brands. We aim to improve efficiency, and minimise our water use, particularly in water-stressed areas. This will ensure we can sustain production growth, address climate change risk and respond to the growing global demand for water, as scarcity increases.

Performance	Performance	Performance
We launched a new Positive Drinking strategy in 2018 and this is the second year we have reported against these targets for 2025.
We achieved a milestone safety performance level of 0.60 lost-time accidents (LTAs) per 1,000 employees, our lowest rate ever. This represents a 41% reduction in LTAs compared with 2019. We continued to focus on markets in particular need of support, delivering improvements by increasing compliance with our core standards and programmes.
Our performance was helped by the sale of United National Breweries in South Africa, which had a higher LTA rate than Diageo’s average.

Water efficiency improved by 2.1% compared to 2019 and by 46.0% versus our 2007 baseline. The impact of Covid-19 led to a reduction in packaged volume (which is a denominator in our water efficiency calculation) and a delay to key water recovery and reuse projects in East Africa and Nigeria. The benefits from these investments will be realised in future years.

More detail on pages 60	More detail on pages 66	More detail on pages 62

Business description (continued)

Financial	① ®		Financial	②	Financial	② ®
Free cash flow (£ million)	£1,634	m	Return on average invested capital (ROIC) (%)	12.4%	Total shareholder return (%)	(19)%

Definition	Definition	Definition
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
Free cash flow was £1,6 billion, primarily driven by the decline in operating profit, lower dividends from joint ventures and associates, increased use of working capital, higher tax payments and higher interest charges.
	ROIC decreased 267bps against the prior comparable period driven mainly by organic operating profit decline.	TSR was down 19% over the past 12 months driven by the lower year on year share price.
More detail on page 85	More detail on page 86

Business description (continued)

Non-Financial	③	Non-Financial	③ ④
Carbon emissions(iii) (1,000 tonnes CO2e)	507	Employee engagement (%)	N/A

Definition	Definition
Absolute volume of carbon emissions, in 1,000 tonnes.	Measured through our Your Voice survey; includes metrics for employee satisfaction, loyalty, advocacy and pride.
Why we measure	Why we measure
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
Performance	Performance
Carbon emissions reduced by 8.7% in 2020, and cumulatively by 50.1% against our 2007 baseline despite increased production volume.
This year we were unable to conduct an annual Your Voice survey due to Covid-19. In its place we used a pulse survey tool to help us measure engagement, listen to employee feedback and learn from their experience of working during the pandemic. The survey had a response rate of 74%, with 91% reporting that they were ‘proud to work at Diageo’ and 86% confirming they would ‘recommend Diageo as a great place to work’.

More detail on page 63	More detail on pages 60

Remuneration

Some KPIs are used as a measure in the incentives plans for the remuneration of executives. These are identified with the symbol ®.

See our Directors’ remuneration report from page 160 for more detail.

(i)	For reward purposes this measure is further adjusted for the impact of exchange rates and other factors not controlled by management, to ensure focus on our underlying performance drivers.

(ii)	In accordance with Diageo’s environmental reporting methodologies, data for each of the four years in the period ended 30 June 2019 has been restated where relevant.

(iii)	In accordance with Diageo’s environmental reporting methodologies and WRI/WBCSD GHG Protocol, data for each of the four years in the period ended 30 June 2019 has been restated where relevant.

(iv)
Building on what we have learnt from our drink driving interventions and feedback from our stakeholders, we are evolving our approach to focus on education programmes that promote changes in attitudes as a way to tackle drink driving. As a result, F20 will be our final year for #JoinThePact, and we will no longer include it in our reporting.

Business description (continued)

Sustainability performance

Our social and environmental performance

We have a comprehensive set of targets that help us drive, measure and report transparently on our progress. In 2015, we set a range of environmental and social targets for 2020. We have since set additional targets for positive drinking, renewable electricity and plastic packaging.

Proud of our progress, ambitious for the future

We believe our 2020 targets were among the most ambitious and stretching in our industry.

Building on the success of earlier targets, we were among the first companies to set our greenhouse gas (GHG) reduction targets in line with the principles of the Science Based Targets initiative and were an early adopter of absolute, rather than relative, GHG reduction targets.

As we close our 2020 targets this year, we are proud of the significant progress we have made – and are aware that we have more to do.

We have reduced our GHG emissions from direct operations by 509,000 metric tonnes since 2007, delivering our commitment to a 50% absolute reduction. We have also reduced emissions by 33.7% across our total value chain.

We have ensured that over 99.5% of our packaging is recyclable and achieved 45% recycled content in our packaging. In the last three months of this year, we achieved zero waste to landfill at all supply sites and offices.

We also sourced 79% of raw materials for our Africa business locally, narrowly missing our goal of 80%, having exceeded it in 2019. Our targets for supporting communities have helped to drive positive impacts for millions of people within and beyond our business, including, in 2020, supporting 250,000 people through our projects focused on clean water, sanitation and hygiene (WASH).

We delivered on our target for water replenishment in water-stressed areas and achieved a 46% improvement in water use efficiency. This represents significant progress, but Covid-19 affected reaching our efficiency target of 50% due to delayed implementation of water recycling projects in Africa and lower packaged volumes in some markets.

Despite this significant progress, however, we have not achieved all our goals. As we reported last year, we have yet to achieve the full improvements we wanted in the quality of wastewater we discharge, for example, and we have found reducing the overall weight of our packaging by 15% more challenging than we expected. We provide full details of our performance on pages 60-64.

Taking forward what we have learnt

We have adapted our programmes over the years to improve their design as community needs, our business and the global context have changed.

In our communities work, a key improvement has been recognising that inclusion and gender equality should be built into every community programme, rather than treated as a separate objective.

We have also seen the importance of a holistic approach which draws on the strengths of the whole business and furthers the company’s wider objectives. Our community WASH programmes, for example, have changed their impact by focusing on communities directly connected to our core business while supporting our successful drive to replenish water in water-stressed areas.

We have seen how important it is to have total alignment within the business and strong sponsorship from leaders, as well as effective execution. We have also learnt that early investment in infrastructure and a process of continuous improvement are key to success.

Finally, we have seen how we can increase our impact through long-term, strategic NGO partnerships with organisations like CARE International UK and WaterAid.

Business description (continued)

Committed to a decade of action

We are developing our strategy to address our most material issues and support the delivery of the UN Sustainable Development Goals (SDGs) over the critical decade to 2030. While the launch of our strategy and targets has been delayed by Covid-19 until later this fiscal year, we are clear on our direction of travel and our overall goals. We know we must be leaders in promoting positive drinking, and be global advocates for water stewardship and a low-carbon world. We must champion inclusion and diversity within and beyond our business, and make sure we contribute to building inclusive, thriving communities wherever we live, work, source and sell. We will go further in pioneering sustainability, including through encouraging regenerative agriculture and driving circular economy approaches.

Our strategy will continue to be based on the knowledge that our future success is intertwined with the success of those around us. In line with that thinking, in June 2020 we announced our ‘Raising the Bar’ programme – a $100 million recovery fund to support pubs and bars as they welcome customers back following the Covid-19 pandemic.

See pages 49-52 for more information.

Developing our 2030 sustainability and responsibility strategy

A rigorous materiality assessment	Our areas of focus for the next decade
Examination of external trends shaping our operating environment; alignment to UN SDGs in the critical decade ahead	Promote positive drinking -Promoting moderation -Ensuring responsible marketing and retailing of alcohol -Preventing harmful use of alcohol
Extensive engagement with internal and external stakeholders	Champion inclusion and diversity Including and empowering women, minorities and other under-represented groups Fostering an inclusive and diverse culture
Findings explored through:
-Regional multi-function internal stakeholder workshops in Bangalore, London, Nairobi, New York and Singapore
-A detailed workshop with full Diageo Executive Committee
-Engagement with Diageo Board

Pioneer grain-to-glass sustainability
-Mitigating or adapting to climate change
-Ensuring access to clean water, sanitation and hygiene
-Reducing or eliminating waste
-Protecting the natural ecosystems our business relies on and strengthening security of raw material supply chains
-Supporting good livelihoods and working conditions
Built on the foundations of doing business the right way from grain to glass through a strong commitment to human rights and good governance.

Built on the foundations of doing business the right way from grain to glass through a strong commitment to human rights and good governance.

Performing against our social targets

UN Sustainable Development Goals:

1.	No poverty 10. Reduced inequalities

2.	Zero hunger 11. Sustainable cities and communities

3.	Good health and well-being 12. Responsible consumption and production

4.	Quality education 13. Climate action

5.	Gender equality 14. Life below water

6.	Clean water and sanitation 15. Life on land

7.	Affordable and clean energy 16. Peace, justice and strong institutions

8.	Decent work and economic growth 17. Partnerships for the goals

9.	Industry, innovation, and infrastructure

Business description (continued)

Positive drinking (2025 targets, cumulative progress)
Educate 5 million young people, parents and teachers about the dangers of underage drinking		1 million
UN SDG alignment 3.5; 12.8; 17.6
Collect 50 million pledges never to drink and drive through #JoinThePact		25.3 million
UN SDG alignment 3.6; 12.8; 17.6
Reach 200 million people with moderation messages from our brands		229.2 million
UN SDG alignment 3.5; 12.8; 17.6
See pages 43-46 for more information about approach to pioneering positive drinking.
Our 2020 target	KPI	Progress	Commentary
Inclusion & diversity
Build diversity, with 35%(ii) of leadership positions held by women by 2020 (40% by 2025) and measures implemented to help female employees attain and develop in leadership roles.	% of leadership positions held by women.	39%
This year, 39% of leadership roles in our business were held by women, taking us beyond the target we set for 2020, and towards our next milestone of 40% by 2025. Each of our markets has an inclusion and diversity plan which includes a focus on developing a strong pipeline of female talent for all roles.

UN SDG alignment 5.5; 8.1; 10.2; 10.4
Our people
Increase employee engagement to 80%, becoming a top quartile performer on measures such as employee satisfaction, pride and loyalty.	Employee satisfaction, loyalty, advocacy and pride, measured through the Your Voice survey.
We did not conduct our Your Voice survey because of Covid-19. In its place we used a pulse survey tool to help us measure engagement, listen to employees' feedback and learn from their experience of working during the pandemic. The survey had a response rate of 74%, and 91% reported that they were ‘proud to work at Diageo’, with 86% confirming they would ‘recommend Diageo as a great place to work’. While these results are not directly comparable year on year with our employee engagement index we are encouraged by this strong response.

Inclusive communities
Our community programmes enable those who live and work in our communities, particularly women, to have the skills and resources to build a better future for themselves. We will evaluate and report on the tangible impacts of our programmes.	Number of people reached through skills and empowerment programmes.	6,600
Our skills programmes have reached more than 146,000 people since 2008, with typically more than 70% gaining permanent jobs. We helped more than 6,600 people around the world this year. While the Covid-19 pandemic has meant we reached fewer people this year than planned, we have adapted our flagship Learning for Life programme to an online format, as described on page 50.

	Number of people reached through community water, sanitation and hygiene (WASH) programmes.	250,000	We have supported WASH programmes in 11 countries this year, benefitting more than 250,000 people.
	Number of women empowered by our programmes.	35,000	We have empowered over 35,000 women through our programmes including those related to entrepreneurship and menstrual health, taking the total empowered since our programmes began to 435,000.
UN SDG alignment 1.2; 4.4; 5.5; 5.A; 6.1; 6.B; 8.1; 8.6; 10.2

(i) Building on what we have learnt from our drink driving interventions and feedback form our stakeholders, we are evolving our approach to focus on education programmes that promote changes in attitudes as a way of tackle drink driving. As a result fiscal 2020 will be our final year for #JoinThePackt, and we will no longer include it in our reporting.
(ii) We increased the 2020 target from 30% to 35% in 2017.

Business description (continued)

Our 2020 target	KPI	Progress	Commentary
Sustainable supply chains
Deliver our responsible sourcing commitments with suppliers to improve labour standards and human rights in our supply chains.	% of potential high-risk supplier sites audited.	82%
This year, 1,261 of our supplier sites assessed as a potential risk completed a SEDEX self-assessment. Of these, 412 were assessed as a potential high risk, with 82% independently audited over the past three years. Of these audits, we commissioned 263, while 73 audits came through SEDEX or AIM-PROGRESS mutual recognition audits. 152 of these audits were conducted in the past year.

UN SDG alignment 8.7; 8.8
Source 80% of our agricultural raw materials locally in Africa by 2020.	% of agricultural raw materials sourced locally in Africa.	79%
We sourced 79% of agricultural raw materials locally within Africa for use by our African markets, compared with 82% last year. This percentage fell slightly as Covid-19 restrictions pushed us just below our target of 80%.

UN SDG alignment 8.3; 12.3
Establish partnerships with farmers to develop sustainable agricultural supplies of key raw materials.	Number of smallholder farmers supported.	78,600	We support more than 78,600 farmers in Africa in a variety of ways, including training, access to seeds and fertilisers, micro-loans and financial resilience support.
UN SDG alignment 2.3; 2.4; 8.3; 12.2; 12.3

For our human rights and health and safety targets, see pages 65-66.

Business description (continued)

Performing against our environmental targets (i)

Our 2020 target	KPI	Progress	Commentary
Water stewardship
Reduce water use through a 50% improvement in water use efficiency.	% improvement in litres of water used per litre of packaged product.	2.1% 2020 46.0% Cumulative
We are proud of the progress we have made on water stewardship and achieving a 46.0% improvement in water use efficiency, although we have fallen short of our 2020 target. This cumulative progress has been made through continuous improvement and innovation projects in our operations worldwide. This year, the impact of Covid-19 included a reduction in packaged volume (which is a denominator in our water efficiency calculation) and a delay to the commissioning of key water recycling and reuse facilities in East Africa and Nigeria. The benefits from these investments will be realised in future years.
This year, 16,692 m3 of water were used for agricultural purposes on land under our operational control. We report this separately from water used in our direct operations.
The volume of water we recycled or reused in our own production was 541,300m3, representing 3.3% of total water withdrawals.

UN SDG alignment 6.4
Return 100% of wastewater from our operations to the environment safely.	% reduction in wastewater polluting power measured in BOD (‘000 tonnes).	6.8% 2020 46.4% Cumulative
As indicated in last year's report, we did not met this target by the 2020 deadline but are encouraged by the progress we have made in the last 12 months. We continue to meet all regulatory requirements on wastewater at our sites and 90% of sites have achieved our 2020 target. We recognise the importance of returning water to the environment at an equal or better quality than the water we abstract and will continue to explore circular approaches to water use.

UN SDG alignment 6.3; 6.6
Replenish the amount of water used in our final product in water-stressed areas.	% of water replenished in water-stressed areas (m³).	39.5% 2020 116% Cumulative
Significant progress this financial year has resulted in us replenishing 1,400,000m3 of water, meaning that we have exceeded our cumulative target: we have replenished 116% of the total water used in our final product in water-stressed sites, representing 21.5% of total water used.
This remains vital work and an area of focus for 2030.

UN SDG alignment 6.1; 6.2; 6.6; 6.B; 3.2; 15.1
Equip our suppliers with tools to protect water resources in our most water-stressed locations.	% of key suppliers engaged in water management practices.	86% 2020	We engaged 144 suppliers to disclose their water management practices through CDP’s Supply Chain Water Programme, with an 86% response rate.
UN SDG alignment 6.1; 6.A; 6.B; 15.1; 17.6

Business description (continued)

Our 2020 target	KPI	Progress	Commentary
Carbon
Reduce absolute greenhouse gas emissions from direct operations by 50%.	% reduction in absolute GHG (kt CO2e).	8.7% 2020 50.1% Cumulative
We are proud to have achieved this stretching and important target, with an 8.7% decrease in GHG emissions this year. In addition to continuous improvement at our operations and switching to lower carbon fuel, we have purchased renewable energy attribute certificates to support our carbon strategy. Achieving this target is a significant milestone, and we will build on it as we continue to decarbonise our business.
As a signatory to the RE100 global initiative committed to 100% renewable electricity, we aim to source 100% of our electricity from renewable sources by 2030. This year, 65.5% of electricity consumed was from renewable sources such as wind, hydro and solar (2019 - 45.4%), therefore exceeding our 2025 interim target of 50%. In the United Kingdom, 100% of our electricity came from renewable sources.
We use the World Resources Institute/World Business Council for Sustainable Development Greenhouse Gas Protocol as a basis for reporting our emissions, and we include all facilities where we have operational control for the full financial year.
Diageo’s total direct and indirect carbon emissions (location/gross) this year were 710,986 tonnes (2019 - 746,769 tonnes), comprising direct emissions (Scope 1) of 567,081 tonnes (2019 - 599,043 tonnes), and indirect (Scope 2) emissions of 143,905 tonnes (2019 - 147,726 tonnes). The intensity ratio for this year was 199 grams per litre packaged (2019 - 185 grams per litre packaged)(ii).

UN SDG alignment 7.2; 7.3; 12.6; 13.3
Achieve a 30% reduction in absolute greenhouse gas emissions along the total supply chain.	% reduction in absolute GHG (kt CO2e).	5.5% 2020 33.7% Cumulative
Our global effort across the total value chain to reduce GHG emissions has meant that we have achieved our 2020 target, with a 33.7% reduction in emissions in our total supply chain since the programme began. Our total supply chain carbon footprint this year was 2,922,538 tonnes, a 5.5% improvement on 2019.
This year we received responses from 88% of the 229 suppliers we engaged through the CDP and 51% of these suppliers reported that they had emissions reduction targets. Reducing our supply chain footprint is a key element of our decarbonisation strategy and will continue to be a focus in the years ahead.

UN SDG alignment 7.2; 7.3; 7.A; 12.6; 13.3; 17.6
Ensure all our new refrigeration equipment in trade is HFC-free, with a reduction in associated greenhouse gas emissions from 2015.	% of new equipment sourced HFC-free from 1 July 2015.	100% 2020 99.5% Cumulative
Eliminating HFCs plays a role in reducing our overall carbon footprint. 99.5% of the 53,000 fridges we have bought since July 2015 were HFC-free. Since 2017 100% of the fridges we have bought were HFC-free and this remains an ongoing policy.

UN SDG alignment 12.6
Waste
Achieve zero waste to landfill.	% reduction in total waste to landfill (tonnes).	39.0% 2020 98.2% Cumulative
In the last three months of this year we achieved zero waste to landfill at all our supply and office sites, an important milestone in our ambition to be a zero-waste business(ii). Our progress has been driven by continuous improvement at our sites and by close collaboration with partners.

UN SDG alignment 12.5; 12.6

Business description (continued)

Our 2020 target	KPI	Progress	Commentary
Packaging
Reduce total packaging by 15%, while increasing recycled content to 45% and making 100% of packaging recyclable.	% of total packaging (by weight).	0.4% 2020 11.2% Cumulative	We have made good progress in some areas, but as we reported last year we have found this target challenging and it will remain in place beyond 2020.
	% of recycled content (by weight).	5.3% 2020 45.8% Cumulative
We have met our commitment to increase recycled content in our packaging, attaining 45.8% recycled content against a 45% target. Including returnable glass volumes drives the total recycled content of our packaging to 51.4%.
We remain committed to reducing the impact of our packaging and will continue to work with suppliers and other partners to provide customers and consumers with formats that advance recycling and a circular economy approach.

	% of packaging recyclable (by weight).	0.8% 2020 99.5% Cumulative
Following another year of progress we have moved to within 0.5% of our target. It is not currently possible to replace the remaining non-recyclable components, but we will continue to explore alternatives for these residual materials in addition to ensuring all our packaging is widely recyclable.

Sustainably source all of our paper and board packaging to ensure zero net deforestation.	% of sustainably sourced paper and board packaging.	99% 2020
We define ‘sustainably sourced’ as Forest Stewardship Council (FSC) or Programme for the Endorsement of Forest Certification (PEFC) certified, or recycled fibre. This year, we engaged all of our 251 suppliers, with 98% responding. Collectively these suppliers have self-reported that 99% of the paper and board packaging they supply meets our sustainable sourcing criteria. Reduced demand due to Covid-19 limited our ability to meet the full 100%, which we were on track to reach.

UN SDG alignment 12.2; 12.6
Our 2025 packaging (plastic) targets (iii)
Achieve 40% average recycled content in all plastic bottles (and 100% by 2030).	Tonnes (metric) of recycled content/ total tonnes of plastics used.	2.5% 2020 2.5% Cumulative
In our second year of reporting against this target, we have delivered several opportunities to increase the use of recycled content in plastic (PET) bottles. In North America, for example, Seagram’s 7 Crown American whiskey moved all its PET formats to 100% recycled plastic bottles from January 2020. The full impact of the Seagram’s 7 project and other projects in the pipeline will advance us towards 40% recycled content by 2025 and 100% by 2030. While just 2% of our packaging is made from plastic (PET), we nonetheless consider this an important target.

UN SDG alignment 12.5; 12.6
Ensure 100% of our plastics will be designed to be recyclable, reusable or compostable in countries where we operate.	Tonnes (metric) plastics widely recyclable (or reusable/ compostable)/ total tonnes of plastic used.	4.3% 2020 85.3% Cumulative
We continue to work on pack designs with our suppliers and other partners to remove non-recyclable plastics from our products and to promote better recycling infrastructure in selected markets. This year we eliminated approximately 500 tonnes of non-recyclable plastics.

UN SDG alignment 12.5; 12.6

(i) Baseline year is 2007 except for packaging which is 2009 and water replenishment which is 2015.
(ii) Please refer to our reporting methodologies for more information on how data has been compiled, including standards and assumptions used.
(iii) These targets were introduced in 2018.

Business description (continued)

Doing business the right way from grain to glass

Doing the right thing, in the right way, is the foundation of our business. That means embedding respect for human rights into the way we work, every day, everywhere. We consider health and safety as a fundamental human right – and the health, safety and wellbeing of our employees is our highest priority.

Making respect for human rights everyone’s business

Respect for human rights should be a part of everyone's working day, as enshrined in our Code of Business Conduct. We are continuing to embed human rights into every function of our business, in every country, as part of our commitment to the UN Guiding Principles on Business and Human Rights (UNGP), which we signed in 2014.

We have a well-developed policy framework that addresses human rights and our commitment to integrity. We will not work with anyone who does not align with these standards. We use our comprehensive human rights impact assessment (HRIA) process, which considers our entire value chain, and our Responsible Sourcing programme as part of our risk monitoring process.

In line with the UNGP, we have identified three external risks as particularly salient to our business: labour rights, including the risk of child labour, especially in agricultural supply networks; labour standards for contract workers; and sexual harassment in the hospitality sector. In response, we have developed a child protection toolkit for all markets where we source from smallholder farmers, to train employees who visit farms about risks to children’s safety. We have also delivered training on human rights with a specific focus on modern slavery to our procurement teams and a selection of key roles within the business. Our modern slavery statement is set out on our website. We introduced a Global Brand Promoter Standard in all our markets to protect brand promotion teams from harassment. Our governance process checks that this standard is included in agency contracts and that promoters receive relevant training.

Strengthening our approach

Embedding human rights is a continuous and evolving process. This year, for example, we began integrating the findings of our HRIAs into the overall Diageo risk management process, and we will continue to build on this in the next financial year. Helping our people understand the nature of our business risks and human rights generally is also critical to our success, and we have developed human rights training for all Diageo employees, which we launched on our new online My Learning Hub (for more details on My Learning Hub see case study on pages 48-49).

We also understand the importance of reviewing our HRIA process to ensure it remains relevant. Applying a gender lens to HRIAs, for example, is critical. We have updated our approach to ensure the voices of women in our supply chain are also fully heard throughout the assessment process, building more criteria into our country context reviews and exploring more assessment techniques such as women-only interviews with stakeholders.

Milestones this year

–	HRIAs conducted in North America (United States/Canada), Middle East (first phase) and China and Australia; and action plans developed to address salient risks.

–	Human rights training focused on modern slavery rolled out to our procurement teams and other key roles.

Progress against 2020 human rights target

Our 2020 target	KPI	Overall progress
Human rights
Act in accordance with the UN Guiding Principles on Business and Human Rights, by carrying out HRIAs in all markets.	Number of markets in which we have carried out human rights impact assessments (HRIAs).	17 of 21 markets On track until Covid-19; target extended to December 2021.

Business description (continued)

Health and safety

Our global Health and Safety strategy aims to address the wellbeing and the safety of our people. At its heart is our global Zero Harm programme, which is designed to ensure that everyone goes home safe and healthy, every day, everywhere.

Our relentless focus on our Severe and Fatal Incident Prevention (SFIP) programme, specifically designed to identify and effectively control severe and fatal risks in our operations, has driven industry-leading progress within Diageo. But we are deeply saddened to report that an employee died in a traffic accident in Tanzania. We have, however achieved our lost-time accident (LTA) target of less than one per 1,000 employees for the third year in a row, at 0.60. Our independent contractors recorded 16 LTAs this year, a significant improvement on 24 in 2019(i). Our performance was helped by the sale of United National Breweries (UNB) in South Africa, which had a higher LTA rate than Diageo's average. To keep our people informed and help them manage their physical and mental health during the pandemic, we launched a number of new health and wellbeing resources and engagement campaigns, including a virtual mental health awareness week.

This year, we introduced a new, broader total recordable accident (TRA) target of achieving 3.5 or fewer per 1,000 employees and site-based third-party contractors, and we achieved a strong rate of 2.12. This indicator has enabled markets to apply the same rigour to finding the root causes of all levels of accidents and near misses, which helps predict and prevent more serious accidents and illnesses. There is no acceptable level of accidents, and we want to continue to accelerate our health and safety culture and performance. Our aim is to develop targets and performance measures for 2025 which combine leading and lagging health and safety indicators. At the same time, we are continuing to focus on improving our best practice culture and developing people’s capabilities. We are also working more closely with our contractors to ensure they are aligned with our expectations around Zero Harm and will be including more specific health and safety requirements in future service level agreements.

Progress against 2020 health and safety target

Our 2020 target	KPI	Overall progress
Health and safety
Keep our people safe by achieving less than one lost-time accident (LTA) per 1,000 employees and no fatalities.	Number of LTAs Number of fatalities Number of TRAs (new KPI this year)	0.60 LTAs per 1,000 employees 1 work-related fatality 2.12 TRAs per 1,000 employees and site-based third-party contractors
UN SDG alignment 3.9, 8.8

2020 safety data by region

	Employee LTA rate(i)		Employee TRA rate	Independent contractor LTAs(i)	Fatalities(ii)
North America	0.31		2.21	—	—
Europe and Turkey	1.03		2.15	6	—
Africa	0.35		2.42	6	1
Latin America and Caribbean	1.56		2.51	1	—
Asia Pacific	0.30		1.65	3	—
Diageo (total)	0.60	(iii)	2.12	16	1
(i) We do not report a rate for independent contractors due to the difficulty and administrative burden in accurately recording headcount.
(ii) Fatalities include any employee work-related fatality arising in their day-to-day work environment, or any work-related fatalities occurring to third parties and contractors (non full-time employees) while on Diageo’s premises.
(iii) Our performance was helped by sale of United National Breweries (UNB) in South Africa, which had a higher LTA rate than Diageo’s average. Previous year and baseline data is not restated for health and safety.

Business description (continued)

Non-financial information statement

Focus area	Relevant policies and standards	Read more in this report	Page
Positive drinking	– Marketing and Digital Marketing Policy – Employee Alcohol Global Policy – Position papers	– Promote positive drinking – Performing against our social targets	43-46 59-61
Our employees	– Code of Business Conduct – 2019 Great Britain Gender Pay Report – Human Rights Global Policy	– Champion inclusion and diversity – Our people – Performing against our social targets	46-47 48-49 59-61
Grain-to-glass sustainability	– Environmental Global Policy – Sustainable Agriculture Guidelines – Sustainable Packaging Commitments – Water Blueprint – Partnering with Suppliers Standard	– Pioneer grain-to-glass sustainability – Performing against our environmental targets – Responding to climate-related risks	49-52 62-64 72
Human rights	– Human Rights Global Policy – Modern Slavery Statement – Global Brand Promoter Standard	– Doing business the right way from grain to glass	65
Health and safety	– Health, Safety and Wellbeing Global Policy	– Doing business the right way from grain to glass	65-66
Anti-bribery and corruption	– Code of Business Conduct	– Effective risk management	74
Our contribution to the SDGs		– Performing against our social targets – Performing against our environmental targets	59-61 62-64

Business description (continued)

Risk factors

Diageo believes the following to be the principal risks and uncertainties that could adversely impact the group. These risks should be carefully considered together with other information included elsewhere within this annual report. If any of these risks occur, either alone or in combination with other risks, Diageo’s business, financial condition and performance could suffer and the trading price and liquidity of its securities could decline. The order of presentation of the risk factors below does not necessarily indicate the likelihood of a particular risk’s occurrence or the potential magnitude of its financial consequences.

In addition, because any global business of the kind Diageo is engaged in is inherently exposed to risks that become apparent only with the benefit of hindsight, risks which Diageo does not currently deem to be material or of which it is not presently aware could also materially and adversely impact Diageo’s business, financial condition and performance in future periods.

Risks related to the global economy

Diageo’s business may be adversely impacted by unfavourable economic, political, social or other developments and risks (including those resulting from the Covid-19 pandemic) in the countries in which it operates

Diageo has a presence in over 180 countries worldwide, and it may be adversely affected by unfavourable economic developments globally or in any of the countries where it has distribution networks, marketing companies or production facilities. In particular, Diageo’s business is dependent on general economic conditions in its most important markets, which include the United States, the United Kingdom, the countries that form the European Union, and certain countries within the Asia Pacific region. A significant deterioration in economic conditions globally or in any of Diageo’s important markets (including as a result of the Covid-19 pandemic), including economic slowdowns, local or global recessions or depressions, increased unemployment levels, inflationary pressures, increased tax rates and/or disruptions to credit and capital markets, could lead to decreased consumer confidence and consumer spending more generally, which in turn could reduce consumer demand for Diageo’s products.

Unfavourable economic conditions could also negatively impact Diageo’s customers, suppliers, distributors and financial counterparties, who may experience cash flow problems, increased credit defaults or other financial issues, which could lead to customer destocking as well as an increase in Diageo’s bad debt expense. In addition, volatility in the capital and credit markets caused by unfavourable economic developments and uncertainties, including those related to the Covid-19 pandemic, could result in a reduction in the availability of, or an increase in the cost of, financing to Diageo. Diageo’s business could also be affected by other economic developments such as fluctuations in currency exchange rates, the imposition of any import, investment or currency restrictions (including the potential impact of any global, regional or local trade wars or any tariffs, customs duties or other restrictions or barriers imposed on the import or export of goods between territories, including but not limited to, imports into and exports from the United States, the United Kingdom and/or the European Union), the imposition of economic or trade sanctions, or any restrictions on the repatriation of earnings and capital. Any of these developments may have a material adverse effect on Diageo’s business and financial results.

Diageo’s operations are also subject to a variety of other risks and uncertainties related to its global operations, including adverse political, social or other developments. Political and/or social unrest or uncertainties (including in relation to the United Kingdom’s recent departure from the European Union), natural disasters, disease outbreaks (including the Covid-19 pandemic and any future epidemics or pandemics, and government responses thereto), politically-motivated violence and terrorist threats and/or acts, including those which are specifically directed at the alcohol industry, may also occur in countries where Diageo has operations. Any of the foregoing could have a material adverse effect on Diageo’s business, financial condition and performance.

Many of the above risks are heightened, or occur more frequently, in emerging markets. A substantial portion of Diageo’s operations is conducted in emerging markets, which represented approximately 38% of Diageo’s net sales for the year ended 30 June 2020. In general, emerging markets are also exposed to relatively higher risks attributable to unstable governments, corruption, crime and lack of law enforcement, undeveloped or biased legal systems, military conflicts, expropriation of assets, sovereign default, liquidity constraints, inflation, devaluation, price volatility and currency convertibility issues, as well as additional legal and regulatory risks and uncertainties. Developments in emerging markets can affect Diageo’s ability to import or export products and to repatriate funds, as well as impact levels of consumer demand (for example, in duty-free outlets at airports or in on-trade premises in affected regions) and therefore Diageo’s levels of sales or profitability. Any of these factors may affect Diageo disproportionately or in a different manner from its competitors, depending on Diageo’s specific exposure to any particular emerging market, and could have a material adverse effect on Diageo’s business and financial results.

Business description (continued)

Diageo’s business, financial condition, cash flows and results of operations have been and may continue to be adversely affected by the Covid-19 pandemic

A novel strain of coronavirus (Covid-19) was first identified in Wuhan, China in late 2019, and subsequently declared a pandemic by the World Health Organization. This pandemic, which has now spread to nearly all regions around the world, as well as measures taken in response to contain or mitigate the pandemic, have caused and are continuing to cause business slowdowns or shutdowns in affected areas, as well as significant disruption in the financial markets globally.

At this time, Diageo remains unable to accurately assess the longer-term impact of the pandemic on its business and operations, including the degree to which, or the time period over which, its business will continue to be affected by the Covid-19 pandemic and related response measures. To date, the impacts on Diageo’s business from the Covid-19 pandemic and related response measures have included, but are not limited to, the following:

–
social distancing measures, including the closure of on-trade channels such as bars and restaurants and restrictions on banqueting, conferences and similar events, being introduced in most of Diageo's markets, leading to a negative impact on sales;

–
travel restrictions being imposed by many countries and concern over the pandemic resulting in significant declines in passenger numbers, particularly in airports, with a corresponding negative impact on Diageo's global Travel Retail business;

–
regulatory restrictions, combined with the implementation of heightened safety protocols across all of Diageo’s office and production sites (including increased sanitation measures, safety equipment and restrictions on access), resulting in office closures and reductions in levels of activity at certain of Diageo's production facilities, including the temporary closure of United Spirits’ supply operations due to a nationwide lockdown in India and the temporary closure of two production sites in Nigeria; and

–
wider disruptions in supply chains and routes to market, or those of Diageo's suppliers and/or distributors or customers, which could result in further increases in Diageo's costs of production and distribution or an increase in transnational trade or other trading practices impacting profitability.

The impacts of the Covid-19 pandemic and related response measures worldwide, including the impacts described above, have had and may continue to have an adverse effect on global economic conditions, as well as on Diageo’s business, results of operations, cash flows and financial condition, with recovery expected to be dependent on the success of public health measures, the impact of economic policies, the pace at which lockdown measures are eased, and how quickly consumers choose to return to bars and restaurants and resume international travel. However, even those regions that are beginning to experience business recovery or the scaling back of response measures, such as Greater China and Europe, may experience further impacts from Covid-19 or suffer a resurgence of Covid-19 cases, and economic activity in those regions may not recover quickly or at all, which may materially adversely impact global economic conditions. This could in turn lead to a further decline in discretionary spending by consumers.

Diageo conducts impairment reviews as and when required in accordance with applicable accounting standards, to ensure that, among other things, intangible assets, including brands, are not carried at above their recoverable amounts. The impacts of the Covid-19 pandemic and related response measures, in particular with respect to expectations of future cash flows, contributed to approximately £1.3 billion in impairments recognised by the Diageo group during its fiscal year ended 30 June 2020, primarily impacting assets located in India, Korea, Nigeria and Ethiopia where already challenging economic conditions and/or other factors were exacerbated by the Covid-19 pandemic, and may result in further material write-downs or impairments being recognised during future periods.

In addition, the impact of the Covid-19 pandemic on global economic conditions has impacted and may continue to impact the proper functioning of financial and capital markets, as well as foreign currency exchange rates, commodity and energy prices and interest rates. Responses to the Covid-19 pandemic may also result in both short-term and long-term changes to fiscal and tax policies in impacted jurisdictions, including increases in tax rates. Although Diageo completed bond issuances under both its European and US shelf programmes in spring 2020, has temporarily increased its committed bank facilities from £2.8 billion to £5.3 billion, and may take other actions to enhance its liquidity, there is no guarantee that Diageo’s existing arrangements or any future arrangements will provide sufficient liquidity over the course of the Covid-19 pandemic, and the impacts of the Covid-19 pandemic and related response measures may adversely impact Diageo’s liquidity or financial position. In addition, a continuation or worsening of the levels of market disruption and volatility seen in the recent past could have an adverse effect on Diageo’s ability to access, or costs of, capital or borrowings, its liquidity, its financial position, its adjusted net debt to EBITDA ratio, its ability to comply with any applicable financial covenants or its credit ratings.

Business description (continued)

Any of the foregoing developments may have a material adverse effect on Diageo’s business, financial condition, cash flows and results of operations. In addition, the impact of the Covid-19 pandemic, or any other future epidemics or pandemics, may also have the effect of heightening many of the risks described elsewhere within this annual report.

The United Kingdom’s departure from the European Union may continue to result in a sustained period of economic and political uncertainty and complexity, and may have a negative impact on economic conditions in Europe and on Diageo’s business and financial results

Diageo is headquartered in the United Kingdom and has significant production and investment in both England and Scotland. In 2016, the United Kingdom voted by referendum to withdraw from membership in the European Union, with the UK prime minister formally initiating the negotiation process for the departure of the United Kingdom from the European Union (“Brexit”) in 2017. Following the ratification by the UK Parliament of a withdrawal agreement in early 2020, the United Kingdom exited the European Union on 31 January 2020, although it will still remain part of the EU customs union and single market during a Brexit transition period which is currently expected to end on 31 December 2020.

Although the potential impact of Brexit on Diageo’s business cannot be fully assessed until the United Kingdom negotiates, concludes and implements successor trading, regulatory and tax arrangements with other countries, it is likely that this negotiation process will continue to result in a sustained period of economic and political uncertainty and complexity. For example, in the event that the current Brexit transition period concludes without a free trade agreement or agreements in place (a “no deal” scenario), there remains uncertainty as to the terms under which the United Kingdom would trade with European Union countries as well as with third party countries with whom trade is currently conducted under EU Free Trade Agreements (“FTAs”). Although a number of countries have already agreed with the United Kingdom to continue to trade under the terms of the existing FTAs even in a no deal scenario, in the event that the United Kingdom is unable to renew all of the existing FTAs on which UK companies rely, the United Kingdom’s trade with certain countries could revert to the tariffs and duties set by World Trade Organisation rules. This could have an adverse impact on trade, including causing short-term disruptions in the import into and export from the United Kingdom of goods which could be delayed as a result of the imposition of additional customs inspections and documentation checks. Diageo could also be subject to changes in laws and regulations following Brexit in areas such as intellectual property rights, employment, environment, supply chain logistics, data protection and health and safety.

The United Kingdom’s withdrawal from the European Union could also negatively impact economic conditions in Europe more generally, which in turn could adversely impact global economic conditions. For instance, the negotiating process surrounding the future trading arrangements of the United Kingdom with the European Union and other countries may continue to contribute to significant volatility in exchange rates, wider risks to supply chains across the European Union and ultimately lead to changes in market access or trading terms, including to customs duties, tariffs and/or industry-specific requirements and regulations, restrictions on the mobility of employees and generally increased legal and regulatory complexity and costs. This could have adverse effects on Diageo’s business and financial results.

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

Business description (continued)

Risks related to Diageo’s industry

Demand for Diageo’s products may be adversely affected by many factors, including changes in consumer preferences and tastes and the adverse impacts of declining economies

Diageo’s portfolio of brands includes some of the world’s leading beverage alcohol brands, as well as a number of brands that are prominent in certain regional and/or country-specific markets. Maintaining Diageo’s competitive position depends on its continued ability to offer high-quality products that have a strong appeal to a wide range of consumers. Consumer preferences on a global, regional and/or local scale may shift due to a variety of factors, including changes in demographics, evolving social trends (including any shifts in consumer tastes towards at-home consumption occasions, small-batch craft alcohol, lower or no alcohol beverages, or other alternative products), changes in travel, holiday or leisure activity patterns, weather conditions, public health regulations and/or health and wellness concerns (including as a result of the Covid-19 pandemic), any or all of which may reduce consumers’ willingness to purchase beverage alcohol products from large producers such as Diageo or at all. Economic pressures could also cause consumers to choose products which have lower price points, including those of Diageo’s competitors, which may have an adverse effect on Diageo’s business and financial results. The competitive position of Diageo’s brands, as well as Diageo’s reputation more generally, could also be adversely affected by any failure by Diageo to provide consistent, reliable quality in its products or in its service levels to customers.

In addition, the social acceptability of Diageo’s products may decline due to negative publicity surrounding, and/or public concerns about, alcohol consumption. Such anti-alcohol publicity or sentiment could also result in regulatory action, litigation or customer complaints against companies in the beverage alcohol industry and have an adverse effect on Diageo’s business and financial results.

Diageo’s business has historically benefited from the launch of new to world products or variants of existing brands (with recent examples including the launch of “White Walker by Johnnie Walker”, the Ketel One Botanical range and several Smirnoff and Crown Royal innovations), and continuing product innovation and the creation of extensions to existing brands remain significant elements of Diageo’s growth plans. The launch and ongoing success of new products or brand extensions is inherently uncertain, especially with respect to such products’ initial and continuing appeal to consumers. The failure to successfully launch a new product or an extension of an existing brand, or to maintain the product’s initial popularity, can give rise to inventory write-offs and other costs, as well as negatively impact the consumer perception of and thus the growth of an existing brand. There can be no assurance of Diageo’s continuing ability to develop and launch successful new products or variants of existing products, or to ensure or extend the profitable lifespan of its existing products.

Diageo is subject to tax uncertainties, including changes in tax obligations, tax laws, regulations and interpretations, as well as enforcement actions by tax authorities

Changes in the political and economic climate have resulted in an increased focus on tax collection in recent years, leading to greater uncertainty for multinational companies such as Diageo. In recent years, tax authorities have shown an increased appetite to challenge the methodology used by multinational enterprises, even where a company complies with international best practice guidelines. Changes in tax law (including tax rates), tax treaties, accounting policies and accounting standards, including as a result of the Organisation for Economic Co-Operation and Development’s review of base erosion and profit shifting and the European Union’s anti-tax abuse measures, combined with increased investments by governments in the digitisation of tax administration, could also result in increased levels of audit activity, investigations, litigation or other actions by relevant tax authorities. For example, as discussed in note 18 to the consolidated financial statements, in April 2019 the European Commission issued a decision finding that part of the Group Financing Exemption (as introduced in legislation by the UK government in 2013) available under the UK controlled foreign company rules constitutes state aid, which could lead to liability for Diageo and other similarly situated companies. Although both the UK government and a number of UK-based international companies, including Diageo, have appealed this decision to the General Court of the European Union, the UK government is nonetheless obliged to begin collection proceedings, and as such it is currently considered likely that Diageo will be required to make a payment towards its potential liability in this respect during its fiscal year ending 30 June 2021. Diageo also operates in a large number of jurisdictions with complex tax and legislative regimes and whose related laws and regulations are open to subjective interpretation. These countries include Brazil and India, where Diageo is currently involved in a large number of tax cases, and Diageo may be subject to further future tax assessments in these jurisdictions based on the same or similar matters. Assessing the potential financial exposure arising from these cases in Brazil and India is particularly challenging due to the uncertain fiscal environment in these jurisdictions. Any such investigations, litigation or other actions may result in damages, penalties or fines as well as reputational damage to Diageo or its brands, and as a result, adversely impact Diageo’s business and financial results. For additional information with respect to legal proceedings, including the Group Financing Exemption matter and potential tax liabilities in Brazil and India, see ‘Additional information for shareholders - Legal proceedings’ and note 18 to the consolidated financial statements.

Business description (continued)

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

In addition to the above, other changes in tax law (including increases in tax rates as a result of the Covid-19 pandemic or other factors), tax treaties, related accounting policies and accounting standards could also increase Diageo’s cost of doing business and lead to a rise in Diageo’s effective tax rate, thus adversely affecting Diageo’s business and financial results.

Climate change, or legal, regulatory or market measures to address climate change or other environmental concerns, may negatively affect Diageo’s business or operations, and water scarcity or water quality issues could negatively impact Diageo’s production costs and capacity

In recent years, there has been growing concern that carbon dioxide and other greenhouse gases in the atmosphere may have an adverse effect on global temperatures, weather patterns and the frequency and severity of extreme weather-related events and disasters. In the event that weather patterns and climate change, or legal, regulatory or market measures enacted to address such climate change or other environmental concerns, have a negative effect on agricultural productivity in the various regions from which Diageo procures its raw materials, Diageo may be subject to decreased availability or increased prices for a number of raw materials that are necessary in the production of Diageo’s products, including hops, cereals, agave, grapes, sugar and cream.

Water, which is the main ingredient in substantially all of Diageo’s products and consumed within its agricultural supply chain, is also a limited resource in many parts of the world. As demand for water continues to increase, and as water becomes scarcer and the quality of available water deteriorates, Diageo may be affected by increased production costs (including as a result of increases in certain water-related taxes or related regulations) or capacity constraints, which in turn could adversely affect Diageo’s business and financial results.

Diageo is also required to report greenhouse gas emissions, energy usage data and related environmental information to a variety of entities, including complying with the European Union Emissions Trading Scheme. If Diageo is unable to accurately measure and disclose such data in a timely manner, it could be subject to penalties in certain jurisdictions. In addition, increased governmental or public pressure for further reductions in greenhouse gas emissions and/or to address any other perceived environmental issues could damage Diageo's reputation and cause it to incur increased costs for energy, transportation and raw materials, as well as potentially require Diageo to make additional investments in facilities and equipment, thus adversely impacting Diageo’s business and financial results.

Any increases in the cost of production could affect Diageo’s profitability

The components that Diageo uses for the production of its beverage alcohol products are largely commodities purchased from suppliers which are subject to price volatility caused by factors outside of Diageo’s control, including changes in global and regional supply and demand, weather and/or agricultural conditions, fluctuations in relevant exchange rates and/or governmental controls. Fluctuations in the prices of various commodities, including energy prices, may result in unexpected increases in the cost of the raw materials Diageo uses in the production of its products, including the prices of the agricultural commodities, flavourings and other ingredients necessary for Diageo to produce its various beverages, as well as glass bottles and other packaging materials, thus increasing Diageo’s production costs. Diageo may also be adversely affected by shortages of any such materials, by increases in energy costs resulting in higher transportation, freight or other related operating costs, by inflation in any of the jurisdictions in which it produces its products, or by additional costs incurred to implement increased sanitation measures and related production safeguards necessitated by the Covid-19 pandemic. Diageo may not be able to increase its prices to offset these increased costs without suffering reduced volumes of products sold and/or decreased operating profit.

Business description (continued)

Diageo is subject to litigation specifically directed at the beverage alcohol industry, as well as to other litigation

Diageo and other companies operating in the beverage alcohol industry are, from time to time, exposed to class action or other private or governmental litigation and claims relating to product liability, alcohol marketing, advertising or distribution practices, alcohol abuse problems or other health consequences arising from the excessive consumption of or other misuse of alcohol, including underage drinking. Diageo may also be subject to litigation arising from legacy and discontinued activities, as well as other litigation in the ordinary course of its operations, including in connection with commercial disputes and the acquisition or disposal of businesses or other assets. Diageo is further subject to the risk of litigation, enforcement or other regulatory actions by tax, customs, competition, environmental, anti-corruption and other relevant regulatory authorities, including with respect to the methodology for assessing importation value, transfer pricing or compliance matters. Diageo’s listing in the United States may also expose it to a higher risk of securities-related class action suits, particularly following any significant decline in the price of Diageo’s securities. Any such litigation or other actions may be expensive to defend and result in damages, penalties or fines as well as reputational damage to Diageo or its brands, and/or impact the ability of management to focus on other business matters, and may adversely affect Diageo’s business and financial results. For additional information with respect to legal proceedings, including certain continuing litigation in India arising from Diageo’s acquisition of USL, see ‘Additional information for shareholders - Legal proceedings’ and note 18 to the consolidated financial statements.

Risks related to regulation

Regulatory decisions and changes in the legal, and regulatory environment could increase Diageo’s costs and liabilities or limit its business activities

Diageo’s operations are subject to extensive regulatory requirements relating to production, distribution, importation, marketing, advertising, sales, pricing, labelling, packaging, product liability, antitrust, labour, pensions, compliance and control systems, and environmental issues. Changes in any such applicable laws, regulations or governmental or regulatory policies and/or practices could cause Diageo to incur material additional costs or liabilities that could adversely affect its business. In particular, governmental bodies in jurisdictions where Diageo operates may impose new labelling, product or production requirements, limitations on the marketing, advertising and/or promotion activities used to market beverage alcohol, restrictions on retail outlets, restrictions on importation and distribution or other restrictions on the locations or occasions where beverage alcohol is sold which directly or indirectly limit the sales of Diageo products. For example, in 2014 and 2015, respectively, the states of Kerala and Bihar in India announced the imposition of a total ban on alcohol consumption, while, more recently, the Supreme Court of India issued a ruling prohibiting the sale of alcohol in certain outlets near highways. Although the restrictions imposed on the sale of alcohol in Kerala and aspects of the highway ban were subsequently relaxed, more recent government bans on the sale of alcohol introduced in response to the Covid-19 pandemic, including in India, South Africa and in Diageo’s Central America and Caribbean market, have impacted, and are likely to continue to impact, the sale of Diageo’s products in these and other impacted jurisdictions, which in turn could adversely affect Diageo’s business and financial results.

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

Diageo is subject to data privacy regulations in many of the markets in which it operates, and laws and regulations in this area are developing and changing on a continual basis. For example, Diageo is subject to the General Data Protection Regulation (“GDPR”) adopted in the European Union in April 2016, which was required to be fully implemented in all member states by May 2018. Diageo incurred significant costs in connection with the implementation of the GDPR, and the introduction of, or changes in, similar data privacy laws and regulations in other jurisdictions in which Diageo operates are likely to continue to require substantial expenditure to make any necessary up front changes to security systems, policies, procedures and business practices, as well as for ongoing compliance costs. Breach of any of these laws or regulations could also lead to significant penalties (including, under the GDPR, a fine of up to 4% of global turnover), other types of government enforcement actions, private litigation and/or damage to Diageo’s reputation, as well as impact Diageo’s ability to deliver on its digital productivity and growth plans.

Business description (continued)

Any failure by Diageo to comply with anti-corruption laws, sanctions, trade restrictions or similar laws or regulations, or any failure of Diageo’s related internal policies and procedures to comply with applicable law, may have a material adverse effect on Diageo’s business and financial results

Diageo produces and markets its products in a global scale, including in certain countries that, as a result of political and economic instability, a lack of well-developed legal systems and/or potentially corrupt business environments, have a higher level of corruption risk than other countries. There is increasing scrutiny and enforcement by regulators in many jurisdictions of anti-corruption laws, including pursuant to the US Foreign Corrupt Practices Act of 1977, the UK Bribery Act 2010, and certain jurisdictions’ equivalent local laws. Such enforcement has been enhanced by applicable regulations in the United States, which offer substantial financial rewards to whistleblowers for reporting information that leads to monetary fines.

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

Any investigations and lawsuits, regardless of the ultimate outcome of the proceeding, are time consuming and expensive and can divert the time and effort of Diageo’s personnel, including senior management, from its business. Adverse publicity, legal and enforcement proceedings, and enhanced government scrutiny can also have a negative impact on Diageo’s reputation. To the extent that violations of anti-corruption, sanctions and/or trade restriction laws and regulations, and/or Diageo’s internal policies and procedures, are found, or if Diageo’s internal policies and procedures are found not to comply with applicable law, possible regulatory sanctions, fines and other penalties or consequences, including reputational damage, may also be material.

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

Business description (continued)

Risks related to Diageo’s business

The value of Diageo’s brands and its net sales may be negatively affected by its failure to maintain its brand image and corporate reputation or adapt to a changing media environment

The value of Diageo’s brands and its profitability depends heavily on its ability to maintain its brand image and corporate reputation. Adverse publicity, whether or not justified, may tarnish Diageo’s reputation and cause consumers to purchase products offered by its competitors instead of by Diageo. Such adverse publicity could arise as a result of a perceived failure by Diageo to make adequate positive social contributions, including in relation to the level of taxes paid by Diageo, or by any failure of internal controls or compliance breaches leading to violations of Diageo’s Code of Business Conduct, Code of Ethics, its other key policies or the laws or regulations of the jurisdictions in which it operates. Diageo has also established and may continue to establish relationships with brand founders and/or other public figures to develop and promote its brands, and to establish brand equity, history and authenticity with consumers. If certain such individuals were to stop promoting a Diageo brand or brands contrary to their agreements, Diageo’s business could be adversely affected. Negative claims or publicity involving Diageo, its culture and values, brands, or any of its key employees or brand endorsers could also damage Diageo’s brands and/or reputation, regardless of whether such claims are accurate, and may have a material adverse effect on Diageo’s business and financial results.

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

Business description (continued)

Diageo faces competition that may reduce its market share and margins

Diageo faces substantial competition from several international companies as well as regional and local companies (including craft breweries) in the countries in which it operates, and competes with other drinks companies across a wide range of consumer drinking occasions. Within a number of categories, the beverage alcohol industry has been experiencing continuing consolidation among major global producers, as evidenced by business combinations of substantial value carried out by significant competitors in recent years. Consolidation is also taking place among Diageo’s customers in many countries. These trends may lead to stronger competitors, increased competitive pressure from customers, negative impacts on Diageo’s distribution network (including sub-optimal routes to customers and consumers), downward pressure on prices, predatory marketing tactics by Diageo’s competitors and/or a decline in Diageo’s market share in any of these categories. Adverse developments in economic conditions or declines in demand or consumer spending, including due to the Covid-19 pandemic, may also result in intensified competition for market share, with potentially adverse effects on sales volumes and prices. Any of these factors may adversely affect Diageo’s results and potential for growth.

Diageo may be adversely affected by disruption to production facilities, business service centres or information systems, including via cyber-attacks

Diageo operates production facilities around the world. If there was a technical failure, or a fire, explosion, flood or other significant event, at one or more of Diageo’s production facilities, this could result in significant damage to the facilities, plant or equipment, their surroundings and/or the local environment and/or injury or loss of life. Such an event could also lead to a loss of production capacity, result in regulatory action or legal liability, and/or damage Diageo’s reputation.

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

Diageo also relies on information technology (IT) systems, networks and services, including internet sites, data hosting and processing tools, hardware (including laptops and mobile devices), software, and technical platforms and applications, to process, store and transmit large amounts of data and to help it manage its business. Diageo uses its IT systems, networks and services for, among other key business functions, the hosting of its primary and brand-specific websites and its internal network and communications systems; supply and production planning, execution and shipping; the collection and storage of customer, consumer, IR and employee data; processing various types of transactions, including summarising and reporting its results of operations; the development and storage of strategic corporate plans; and ensuring compliance with various legal, regulatory and tax requirements. As with all large systems, Diageo’s IT systems, including those managed or hosted by third parties, could be subject to cyber-attacks (including phishing and ransomware attacks) by external or internal parties intent on disrupting production or other business processes or otherwise extracting or corrupting information. Diageo’s vulnerability to such cyber-attacks could also be increased due to a significant proportion of its employees working remotely during the course of the Covid-19 pandemic. Such unauthorised access could disrupt Diageo’s business, including its beverage alcohol and other production capabilities, and/or lead to loss of assets or to outside parties having access to confidential or even highly confidential information, including privileged data, personal data or strategic information of Diageo and its current or former employees, customers and consumers. Such information could also be made public in a manner that harms Diageo’s reputation.

Diageo’s use of shared business services centres, located in Hungary, Kenya, Colombia, the Philippines and India, to deliver transaction processing activities for markets and operational entities also means that any sustained disruption to a centre or issue impacting the reliability of the information systems used could impact a large portion of Diageo’s business operations. The captive shared business services centres in Hungary and India also perform certain central finance activities, including elements of financial planning and reporting, treasury and HR services. Any transitions of transaction processes to, from or within shared business services centres, as well as other projects which impact Diageo’s IT systems, could lead to business disruption. In addition, if Diageo does not allocate and properly manage the resources necessary to build, sustain and protect these centres or its wider IT systems, it could be subject to losses attributable to processing inefficiencies, the unexpected failure of computer systems, devices and software used by its IT platforms, production or supply chain disruptions, the unintended disclosure of sensitive business or personal data and the corruption or loss of accounting data necessary for it to produce accurate and timely financial reports. In certain circumstances, such disruptions or failures could also result in property damage, breaches of regulations, litigation, legal liabilities and reparation costs, thereby having a material adverse effect on Diageo’s business and financial results.

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

Diageo may not be able to derive the expected benefits from its business strategies, including in relation to expansion in emerging markets, acquisitions, investments in joint ventures, productivity initiatives or inventory forecasting

There can be no assurance that Diageo’s business strategies will result in opportunities for growth and improved margins. Part of Diageo’s growth strategy includes expanding its business in certain emerging market countries (including in Africa and Asia) where consumer spending in general, and spending on Diageo’s products in particular, has historically not been significant, but where Diageo believes there are strong prospects for growth. There is no guarantee that this strategy will be successful, and some of these markets may represent a higher risk in terms of their changing regulatory environments and higher degrees of uncertainty over levels of consumer spending.

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

Diageo may from time to time hold interests and investments in joint ventures and associated companies in which it has a non-controlling interest and may continue to do so. In these cases, Diageo may have limited influence over, and limited or no control of, the governance, performance and cost of operations of the joint ventures and associated companies. Some of these joint ventures and associated companies may represent significant investments, and these investee entities or other joint venture partners or equity holders may make business, financial or investment decisions contrary to Diageo's interests or may make decisions different from those that Diageo itself may have made. The arbitration in connection with the dividend from Moet Hennessy detailed in Note 18(g) to the consolidated financial statements is an example of risks in connection with joint ventures and associated companies in which Diageo has a non-controlling interest.
Similarly, there can be no assurance that the global productivity and simplification programmes implemented by Diageo in order to drive efficiencies and cost savings, or other programmes designed to improve the effectiveness and efficiency of end-to-end operations, will deliver the expected benefits. Such programmes may also result in significant costs to Diageo or may have other adverse impacts on the business and operations of the group.

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

Diageo’s operations and financial results may be adversely affected by fluctuations in exchange rates and fluctuations in interest rates

Diageo is engaged in an international business that operates in, and makes sales into, countries with different currencies, while its financial results are presented in sterling. As a result, Diageo is subject to foreign currency risk due to exchange rate movements, which affects the sterling value of its transactions, as well as the translation to sterling of the results and underlying net assets of its operations. In particular, approximately 41% of Diageo’s net sales in the year ended 30 June 2020 were in US dollars, approximately 10% were in euros and approximately 8% were in sterling. Movements in exchange rates used to translate foreign

Business description (continued)

currencies into sterling may have a significant impact on Diageo’s reported results of operations from year to year. Exchange rate fluctuations may also expose Diageo to increased interest expense on borrowings denominated in currencies which appreciate against the sterling. As a result, Diageo’s business and financial results may be adversely affected by fluctuations in exchange rates. In addition, Diageo may be adversely impacted by fluctuations in interest rates, mainly through increased interest expense.

Diageo’s operations and financial results may be adversely affected by movements in the value of assets and liabilities related to its pension plans

Diageo operates a number of pension plans throughout the world, which vary in accordance with local conditions and practices. The majority of these pension plans are defined benefit plans and are funded by payments to separately administered trusts or insurance companies. The ability of these pension plans to meet their pension obligations may be affected by, among other things, the performance of assets owned by these pension plans, the liabilities in connection with the pension plans, the underlying actuarial assumptions used to calculate the surplus or deficit in the plans, in particular the discount rate and long-term inflation rates used to calculate the liabilities of the pension funds, and any changes in applicable laws and regulations. If there are significant declines in financial markets and/or deterioration in the value of fund assets or changes in discount rates or inflation rates, Diageo may need to make substantial contributions to these pension funds in the future.

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

Business description (continued)

Cautionary statement concerning forward-looking statements

This document contains ‘forward-looking’ statements. These statements can be identified by the fact that they do not relate only to historical or current facts. In particular, forward-looking statements include all statements that express forecasts, expectations, plans, outlook, objectives and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of changes in interest or exchange rates, the availability or cost of financing to Diageo, anticipated cost savings or synergies, expected investments, the completion of any strategic transactions or restructuring programmes, anticipated tax rates, changes in the international tax environment, expected cash payments, outcomes of litigation or regulatory enquiries, anticipated changes in the value of assets and liabilities related to pension schemes and general economic conditions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo’s control.

Factors that could cause actual results and developments to differ materially from those expressed or implied by forward-looking statements include, but are not limited to:

–
economic, political, social or other developments in countries and markets in which Diageo operates (including as a result of the Covid-19 pandemic), which may contribute to a reduction in demand for Diageo’s products, adverse impacts on Diageo’s customer, supplier and/or financial counterparties, or the imposition of import, investment or currency restrictions (including the potential impact of any global, regional or local trade wars or any tariffs, duties or other restrictions or barriers imposed on the import or export of goods between territories, including but not limited to, imports into and exports from the United States and the European Union and/or the United Kingdom);

–	the impact of the Covid-19 pandemic, or other epidemics or pandemics, on Diageo’s business, financial condition, cash flows and results of operation;

–
the negotiating process surrounding, as well as the final terms of, the United Kingdom’s future trading relationships with the European Union and other countries, which could lead to a sustained period of economic and political uncertainty and complexity whilst successor trading arrangements with other countries are negotiated, finalised and implemented, potentially adversely impacting economic conditions in the United Kingdom and Europe more generally as well as Diageo’s business operations and financial performance; ;

–
changes in consumer preferences and tastes, including as a result of changes in demographics, evolving social trends (including any shifts in consumer tastes towards small-batch craft alcohol, lower or no alcohol, or other alternative products), changes in travel, holiday or leisure activity patterns, weather conditions, health concerns, pandemics and/or a downturn in economic conditions;

–
changes in the domestic and international tax environment, including as a result of the OECD Base Erosion and Profit Shifting Initiative and EU anti-tax abuse measures, leading to uncertainty around the application of existing and new tax laws and unexpected tax exposures;

–	the effects of climate change, or legal, regulatory or market measures intended to address climate change, on Diageo’s business or operations, including on the cost and supply of water;

–	changes in the cost of production, including as a result of increases in the cost of commodities, labour and/or energy or as a result of inflation;

–
any litigation or other similar proceedings (including with tax, customs, competition, environmental, anti-corruption or other regulatory authorities), including litigation directed at the beverage alcohol industry generally or at Diageo in particular;

–
legal and regulatory developments, including changes in regulations relating to production, distribution, importation, marketing, advertising, sales, pricing, labelling, packaging, product liability, antitrust, labour, compliance and control systems, environmental issues and/or data privacy;

–
the consequences of any failure by Diageo or its associates to comply with anti-corruption, sanctions, trade restrictions or similar laws and regulations, or any failure of Diageo’s related internal policies and procedures to comply with applicable law or regulation;

–	the consequences of any failure of internal controls, including those affecting compliance with existing or new accounting and/or disclosure requirements;

–	Diageo’s ability to maintain its brand image and corporate reputation or to adapt to a changing media environment;

–	contamination, counterfeiting or other circumstances which could harm the level of customer support for Diageo’s brands and adversely impact its sales;

Business description (continued)

–
increased competitive product and pricing pressures, including as a result of actions by increasingly consolidated competitors or increased competition from regional and local companies, that could negatively impact Diageo’s market share, distribution network, costs and/or pricing;

–	any disruption to production facilities, business service centres or information systems, including as a result of cyber attacks;

–	increased costs for, or shortages of, talent, as well as labour strikes or disputes;

–
Diageo’s ability to derive the expected benefits from its business strategies, including in relation to expansion in emerging markets, acquisitions and/or disposals, cost savings and productivity initiatives or inventory forecasting;

–
fluctuations in exchange rates and/or interest rates, which may impact the value of transactions and assets denominated in other currencies, increase Diageo’s cost of financing or otherwise adversely affect Diageo’s financial results;

–	movements in the value of the assets and liabilities related to Diageo’s pension plans;

–	Diageo’s ability to renew supply, distribution, manufacturing or licence agreements (or related rights) and licences on favourable terms, or at all, when they expire; or

–	any failure by Diageo to protect its intellectual property rights.

All oral and written forward-looking statements made on or after the date of this document and attributable to Diageo are expressly qualified in their entirety by the above factors and by the principal risks set out in the ‘Risk factors’ section above. Any forward-looking statements made by or on behalf of Diageo speak only as of the date they are made. Diageo does not undertake to update forward-looking statements to reflect any changes in Diageo’s expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Diageo may make in any documents which it publishes and/or files with the U.S. Securities and Exchange Commission (SEC). All readers, wherever located, should take note of these disclosures.

This document includes names of Diageo’s products, which constitute trademarks or trade names which Diageo owns, or which others own and license to Diageo for use. All rights reserved. © Diageo plc 2020.

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

Business review

Operating results 2020 compared with 2019

Group financial review

Reported net sales were down 8.7% driven by organic declines
Reported operating profit declined 47.1% driven mainly by exceptional operating items and decline in organic operating profit
Organic volumes were down with volume decline of 11.2%
Organic net sales decline of 8.4%
Organic operating profit declined 14.4%
Net cash from operating activities was £2.3bn
Free cash flow was £1.6bn
Basic eps of 60.1p was down by 54.0%
Eps before exceptional items declined 16.4% to 109.4 pence

(i)	Excluding corporate net sales of £38 million (2019 - £53 million).

(ii)	Excluding net corporate cost of £147 million (2019 - £210 million).

(iii)	Excluding exceptional operating charges of £1,357 million (2019 - £74 million) and net corporate operating costs of £147 million (2019 - £189 million).

Summary financial information		2020	2019
Volume	EUm	217.0	245.9
Net sales	£ million	11,752	12,867
Marketing	£ million	1,841	2,042
Operating profit before exceptional items	£ million	3,494	4,116
Exceptional operating items(i)	£ million	(1,357)	(74)
Operating profit	£ million	2,137	4,042
Share of associate and joint venture profit after tax	£ million	282	312
Non-operating exceptional gain(i)	£ million	(23)	144
Net finance charges	£ million	(353)	(263)
Exceptional taxation credit/(charge)(i)	£ million	154	(39)
Tax rate including exceptional items	%	28.8	21.2
Tax rate before exceptional items	%	21.7	20.6
Profit attributable to parent company’s shareholders	£ million	1,409	3,160
Basic earnings per share	pence	60.1	130.7
Earnings per share before exceptional items	pence	109.4	130.8
Recommended full year dividend	pence	69.9	68.6
(i)    For further details of exceptional items see pages 213 to 216.

Business review (continued)

Reported growth by region	Volume %	Sales %	Net sales %	Marketing %	Operating profit %	Operating profit before exceptional items %
North America	(2)	3	4	(5)	7	4
Europe and Turkey	(11)	(8)	(13)	(13)	(30)	(25)
Africa	(14)	(14)	(16)	(8)	(116)	(63)
Latin America and Caribbean	(15)	(18)	(20)	(23)	(34)	(32)
Asia Pacific	(15)	(13)	(16)	(11)	(204)	(29)
Diageo - reported growth by region(ii)	(12)	(8)	(9)	(10)	(47)	(15)
Organic growth by region	Volume %	Sales %	Net sales %	Marketing %		Operating profit(i) %
North America	—	2	2	(6)		4
Europe and Turkey	(11)	(8)	(12)	(12)		(24)
Africa	(13)	(12)	(13)	(8)		(56)
Latin America and Caribbean	(15)	(13)	(15)	(15)		(29)
Asia Pacific	(15)	(13)	(16)	(11)		(29)
Diageo - organic growth by region(ii)	(11)	(8)	(8)	(10)		(14)

(i)	Before exceptional operating items.

(ii)	Includes Corporate. In the year ended 30 June 2020 corporate net sales were £38 million (2019 - £53 million). Net corporate operating costs were £147 million (2019 - £189 million).

Business review (continued)

Key performance indicators

Net sales (£ million)

Reported net sales declined 8.7%
Organic net sales declined 8.4%

(i)	Exchange rate movements reflect the adjustment to recalculate the reported results as if they had been generated at the prior period weighted average exchange rates.
(ii)    For the year ended 30 June 2019 trade investment of £10 million has been reclassified from marketing to net sales.
(iii) Organic movement

Reported net sales declined 8.7%, driven mainly by decline in organic net sales and, to a lesser extent, the negative impact of acquisitions and disposals, partially offset by favourable foreign exchange.

Organic net sales declined 8.4% driven by an 11.2% reduction in volume partially offset by 2.8% positive price/mix. All regions reported declines in organic net sales except for North America and this shift in market mix was the main driver behind the positive price/mix.

Operating profit (£ million)

Reported operating profit declined 47.1%
Organic operating profit declined 14.4%

(i)	For further details on exceptional items see pages 213-216.

(ii)	Fair value adjustments. For further details on fair value remeasurement see page 89.

Reported operating profit was down 47.1% mainly driven by exceptional operating items and by decline in organic operating profit. Exceptional operating items were mainly driven by non-cash impairments in India, Korea, Nigeria and Ethiopia due to Covid-19 and challenging trading conditions.

Organic operating profit declined ahead of net sales at 14.4% with first half growth of 4.6% more than offset by impact of Covid-19 in the second half.

Business review (continued)

Operating margin (%)

Reported operating margin declined 1,323bps
Organic operating margin declined 212 bps

(i)	Fair value adjustments and reclassification.
(ii) Organic movement

Reported operating margin declined 1,323bps mainly driven by exceptional operating items and decline in organic operating margin.

Organic operating margin declined 212bps driven by lower volumes impacting fixed cost absorption, cost inflation and other expense offsetting savings in marketing investment and productivity benefits from cost efficiencies.

Basic earnings per share (pence)

Basic eps decreased 54.0% from 130.7 pence to 60.1 pence
Eps before exceptional items decreased 16.4% from 130.8 pence to 109.4 pence

(i)	Includes finance charges net of tax.

(ii)	Excludes finance charges related to acquisitions, disposals and share buyback.

(iii)	Excludes tax related to acquisitions, disposals and share buyback.

(iv)	Fair value adjustments and exchange on operating profit.

Basic eps decreased 70.6 pence principally due to impairments in exceptional items and the decline in organic operating profit. For further detail see pages 213 to 216.

Eps before exceptional items decreased 21.4 pence driven by decline in organic operating profit, lower income from associates and joint ventures, increased finance charges and the impact of acquisitions and disposals. These were partially offset by tax, lower non-controlling interests and the impact of the share buyback programme.

Business review (continued)

Net cash from operating activities and free cash flow (£ million)

Generated £2,320 million from operating activities.(i)(ii)
Free cash flow was £1,634 million.

(i)	Net cash from operating activities excludes net capex and movements in loans and other investments (2020 - £(686) million; 2019 - £(640) million).

(ii)	Net cash from operating activities and free cash flow for the year ended 30 June 2020 benefited by £74 million as a result of the adoption of IFRS 16 on 1 July 2019.

(iii)	Exchange on operating profit before exceptional items.

(iv)	Operating profit excludes exchange, depreciation and amortisation, post employment charges and other non-cash items.

(v)	Working capital movement includes maturing inventory.

(vi)	Other items include post employment payments, dividends received from associates and joint ventures, and movements in loans and other investments.

Net cash from operating activities was £2,320 million, a decrease of £928 million compared to the prior period. Free cash flow was £1,634 million, £974 million lower compared to prior period primarily driven by the decline in operating profit, lower dividends from joint ventures and associates (see note 18(g) page 274), increased use of working capital, higher tax payments and higher interest charges. The tax increase was mainly due to one-off tax settlements and change in payment timing in the first half, which was partially offset by lower tax on reduced earnings in the second half as well as some delay in second half payments associated with Covid-19.

Business review (continued)

Return on invested capital (ROIC)%

Return on closing invested capital (%)
The return on closing invested capital of 17.2% for the year ended 30 June 2020, calculated as profit for the year divided by net assets as of 30 June 2020, decreased by 1570bps principally driven by lower profit after tax partially offset by a decrease in net assets.

Return on average invested capital (%)(i) decreased 267bps.

(i)	ROIC calculation excludes exceptional operating items from operating profit and includes an adverse impact of 18bps as a result of the adoption of IFRS 16 on 1 July 2019.

ROIC decreased 267bps against the prior comparable period driven mainly by organic operating profit decline.

Business review (continued)

Income statement

	2019 £ million	Exchange (a) £ million	Acquisitions and disposals (b) £ million	Organic movement(i) £ million	Fair value remeasurement (d) £ million	Reclassification(ii) £ million	2020 £ million
Sales	19,294	(1)	(108)	(1,478)	—	(10)	17,697
Excise duties	(6,427)	33	32	417	—	—	(5,945)
Net sales	12,867	32	(76)	(1,061)	—	(10)	11,752
Cost of sales	(4,866)	(31)	41	193	9	—	(4,654)
Gross profit	8,001	1	(35)	(868)	9	(10)	7,098
Marketing	(2,042)	3	(7)	195	—	10	(1,841)
Other operating items	(1,843)	(5)	8	84	(7)	—	(1,763)
Operating profit before exceptional items	4,116	(1)	(34)	(589)	2	—	3,494
Exceptional operating items (c)	(74)						(1,357)
Operating profit	4,042						2,137
Non-operating items (c)	144						(23)
Net finance charges	(263)						(353)
Share of after tax results of associates and joint ventures	312						282
Profit before taxation	4,235						2,043
Taxation (e)	(898)						(589)
Profit for the year	3,337						1,454

(i) For the definition of organic movement see page 123.
(ii) For the year ended 30 June 2019 trade investment of £10 million has been reclassified from marketing to net sales.

(a) Exchange

The impact of movements in exchange rates on reported figures for net sales is principally in respect of the translation exchange impact of the weakening of sterling against the US dollar, partially offset by strengthening of sterling against the Brazilian real, the Australian dollar and the euro. The impact of movements in exchange rates on reported figures for operating profit is principally in respect of the transactional exchange impact of the weakening of the Brazilian real, the Colombian peso and the Nigerian naira, broadly offset by translational exchange impact of the strengthening of the US dollar against sterling.

The effect of movements in exchange rates and other movements on profit before exceptional items and taxation for the year ended 30 June 2020 is set out in the table below.

Gains/ (losses) £ million
Translation impact	56
Transaction impact	(57)
Operating profit before exceptional items	(1)
Net finance charges	(2)
Associates – translation impact	(3)
Profit before exceptional items and taxation	(6)

Business review (continued)

	Year ended 30 June 2020	Year ended 30 June 2019
Exchange rates
Translation £1 =	$1.26	$1.29
Transaction £1 =	$1.35	$1.33
Translation £1 =	€1.14	€1.13
Transaction £1 =	€1.12	€1.13

(b) Acquisitions and disposals

The acquisitions and disposals movement was mainly attributable to the acquisition of Seedlip and Anna Seed 83, the disposal of United National Breweries and the prior year disposal of a portfolio of 19 brands to Sazerac.

See note 8 for further details.

(c) Exceptional items

Exceptional operating items in the year ended 30 June 2020 were £1,357 million before tax (2019 - £74 million).

Value in use calculation and fair value less costs of disposal methodologies were both considered to assess the recoverable amount of the India cash-generating unit. Having considered the volatility in local share prices, the premiums that businesses controlled by large multinationals trade at and other factors, we assessed a range of fair value less costs of disposal with particular focus on the value a third party may pay for a controlling stake in the current environment. The value in use calculation was above our view of fair value less costs of disposal and was therefore used to determine the recoverable amount of this cash-generating unit. Based on this, in the year ended 30 June 2020, an impairment charge of £655 million in respect of the India cash-generating unit containing the India goodwill was recognised in exceptional operating items. Impairment charges of £78 million in respect of the Old Tavern brand, £38 million in respect of the Bagpiper brand and £1 million in respect of fixed assets in India were also recognised in exceptional operating items. Forecast cash flow assumptions were reduced principally due to the general economic downturn further aggravated by the Covid-19 pandemic, including pandemic related recent regulatory changes, negatively impacting both demand and margins.

An impairment charge of £434 million in respect of the Windsor Premier brand was recognised in exceptional operating items. The forecast cash flow assumptions were reduced principally due to the recent regulatory changes limiting trade spend for wholesalers and venues and the Covid-19 pandemic negatively impacting the challenging whisky category in Korea.

Having considered both value in use and fair value less cost of disposal, an impairment of £84 million in respect of the group's Nigerian tangible fixed assets was recognised in exceptional operating items. The profit generating ability of the assets were reduced principally due to the deteriorated economic outlook as a result of the combination of the oil price crisis in Nigeria and the Covid-19 pandemic.

An impairment of £55 million in respect of the group's Ethiopian tangible fixed assets was recognised in exceptional operating items. The forecast cash flow assumptions were reduced principally due to the impact of the recent excise duty increase and the Covid-19 pandemic.

In line with the group’s accounting policy, given the unusual nature and magnitude of the below items, these are reported as exceptional operating items:

(i) Diageo has launched the “Raising the Bar” programme to support pubs and bars to welcome customers back and recover following the Covid-19 pandemic. The programme includes a commitment of $100 million (£81 million) over a period of up to two years from 1 July 2020, to support qualifying outlets across a limited number of iconic global cities and some regional cities in certain key markets. Diageo has also provided other forms of support to help the communities and the industry during the Covid-19 pandemic. Supporting packages for bartenders and bar owners and donations of grain neutral spirit to produce hand sanitisers amounted to £8 million in the year ended 30 June 2020.

(ii) In the year ended 30 June 2020, an exceptional charge of £30 million was recognised in respect of obsolete inventories that have been or will be destroyed as a direct consequence of the Covid-19 pandemic. The amount comprises of a £23 million inventory provision and £7 million directly attributable to handling and destruction costs.

Business review (continued)

(iii) In the year ended 30 June 2020, an estimated benefit of $105 million (£83 million) for substitution drawback claims (net of legal and broker fees of $2 million (£2 million)) previously filed and to be filed with the US Government in relation to prior years was recognised in exceptional operating items. Following a recent court decision and a related legal assessment, the collection of the excise duty benefit has become virtually certain.

In the year ended 30 June 2019, the group recognised a provision of £35 million for indirect tax in respect of certain channel accounts and regulatory change in Korea in respect of prior years.

An assessment was issued by the Korea Tax Authority in the year ended 30 June 2020, that has resulted in the reversal of the prior year's provision in the amount of £24 million.

On 26 October 2018, the High Court of Justice of England and Wales issued a judgement in a claim between Lloyds Banking Group Pension Trustees Limited (the claimant) and Lloyds Bank plc (defendant) that UK pension schemes should equalise pension benefits for men and women for the calculation of their guaranteed minimum pension liability. The judgement concluded that the claimant has a duty to amend their pension schemes to equalise benefits and provided comments on the method to be adopted to equalise the benefits. This court ruling impacts the majority of companies with a UK defined benefit pension plan that was in existence prior to 1997. For the Diageo Pension Scheme (DPS) an estimate was made of the impact of equalisation which increased the liabilities of the DPS by £21 million, with a corresponding charge to exceptional operating items.

In July 2019 Diageo reached agreement with the French tax authorities resulting in penalty charges of £18 million (see Taxation below).

Non-operating items in the year ended 30 June 2020 were £23 million loss before tax (2019 - £144 million income).

In the year ended 30 June 2020, Diageo completed the acquisition of Seedlip and Anna Seed 83 and acquired controlling interests in certain Distill Ventures entities. As a result of these entities becoming subsidiaries of the group a gain of £8 million arose, being the difference between the book value of the associates prior to the transaction and their fair value.

The disposal of United National Breweries was completed in the year ended 30 June 2020, which has resulted in an aggregate exceptional loss of £32 million, including a £4 million cumulative exchange loss in respect of prior years, recycled from other comprehensive income, and an impairment charge recognised in the period.

The disposal of an associate, Equal Parts, LLC resulted in an exceptional loss of £1 million.

In the year ended 30 June 2020, the group has reversed $3 million (£2 million) from provisions in relation to the sale of a portfolio of 19 brands to Sazerac on 20 December 2018.

In the year ended 30 June 2019, the aggregate consideration for the disposal of a portfolio of 19 brands to Sazerac was $550 million (£435 million) resulting in a profit before taxation of $198 million (£155 million).

The group recognised an exceptional loss of £9 million in respect of the disposal of United National Breweries.

The disposal of the Indian wine business has resulted in an exceptional loss of £2 million.

See page 124 for the definition of exceptional items.

(d) Fair value remeasurement

The adjustment to cost of sales reflects the elimination of fair value changes for biological assets in respect of growing agave plants of £9 million gain. The adjustment to other operating expenses is the elimination of fair value changes to contingent consideration liabilities in respect of prior year acquisitions of £7 million loss (£10 million loss in respect of the Casamigos contingent consideration liability, £4 million loss in respect of the Copper Dog contingent consideration liability and £7 million gain in respect of the Pierde Almas contingent consideration liability).

Business review (continued)

(e) Taxation

The reported tax rate for the year ended 30 June 2020 was 28.8% compared with 21.2% for the year ended 30 June 2019.

Included in the tax charge of £589 million for the year ended 30 June 2020 is an exceptional tax credit of £154 million mainly comprising exceptional tax credits on the impairment of the Windsor and USL brands of £105 million and £25 million, respectively, exceptional tax credits in respect of fixed assets impairments in Nigeria and Ethiopia of £25 million and £10 million, respectively, and a further £7 million exceptional tax credit in respect of obsolete inventories offset by a £20 million exceptional tax charge in respect of substitution drawback claims.

In the year ended 30 June 2019, Diageo reached a resolution with the French tax authorities on the treatment of interest costs for all open periods which resulted in a total exceptional charge of €100 million (£88 million), comprising a tax charge of €69 million (£61 million), penalties of €21 million (£18 million) and interest of €10 million (£9 million). This brought to a close all open issues with the French tax authorities for periods up to and including 30 June 2017. In addition, the tax charge for the year ended 30 June 2019 included an exceptional tax credit of £51 million principally arising from remeasuring the deferred tax liabilities in respect of the Ketel One vodka distribution rights from 25% to 20.5%, an exceptional tax charge of £33 million in respect of the disposal of a portfolio of 19 brands to Sazerac and an exceptional tax credit of £4 million in respect of the equalisation of liabilities for males and females in the Diageo Pension Scheme.

The tax rate before exceptional items for the year ended 30 June 2020 was 21.7%, consistent with our guidance of 21%-22% and compared with 20.6% in the prior comparable period.

We continue to expect a tax rate before exceptional items for the year ending 30 June 2021 to be in the range of 21%-22%.

(f) Dividend

The group aims to increase the dividend each year and the decision in respect of the dividend is made with reference to dividend cover as well as current performance trends including sales and profit after tax together with cash generation. Diageo targets dividend cover (the ratio of basic earnings per share before exceptional items to dividend per share) within the range of 1.8-2.2 times. For the year ended 30 June 2020 dividend cover was 1.6 times. The recommended final dividend for the year ended 30 June 2020, to be put to the shareholders for approval at the Annual General Meeting is 42.47 pence, the same as the final dividend for the year ended 30 June 2019. This brings the full year dividend to 69.88 pence per share, an increase of 2% on the prior year. We will keep future returns of capital, including dividends, under review through year ending 30 June 2021 to ensure we allocate Diageo’s capital in the best way to maximize value for the business and our stakeholders.

Subject to approval by shareholders, the final dividend will be paid to holders of ordinary shares and US ADRs on the register as of 14 August 2020. The ex-dividend date both for the holders of the ordinary shares and for US ADR holders is 13 August 2020. The final dividend, once approved by shareholders, will be paid to shareholders on 8 October 2020 and payment to US ADR holders will be made on 14 October 2020. A dividend reinvestment plan is available to holders of ordinary shares in respect of the final dividend and the plan notice date is 17 September 2020.

(g) Share buyback

On 25 July 2019 the Board approved a return of capital programme to return up to £4.5 billion to shareholders over the three year period to 30 June 2022.

During the year ended 30 June 2020 the group purchased approximately 39 million ordinary shares at a cost of £1,282 million (including £7 million of transaction costs) and funded the purchases through a combination of operating cash inflows and incremental borrowings. This amount includes the aggregate consideration of £26 million (including £17 million settlement payments for the purchases made in the year ended 30 June 2019 and 30 June 2020) in relation to the prior year programme, which was completed on 10 July 2019 resulting in the repurchase of 0.3 million shares in the year ended 30 June 2020.The shares purchased under the share buyback programmes were cancelled.

At 30 June 2020 the leverage ratio, calculated as adjusted net borrowings to adjusted EBITDA, was 3.3x and the group anticipates leverage to be above the target range of 2.5-3.0x through the year ending 30 June 2021. The company has paused the return of capital programme until leverage is back within the target range. Adjusted net borrowings to adjusted EBITDA ratio is a non-GAAP measure, see page 123 for reconciliation to GAAP measures.

Business review (continued)

Movement in net borrowings and equity

Movement in net borrowings	2020 £ million	2019 £ million
Net borrowings at the beginning of the year	(11,277)	(9,091)
Free cash flow (a)	1,634	2,608
Acquisitions (b)	(130)	(56)
Sale of businesses and brands (c)	11	426
Share buyback programme	(1,282)	(2,775)
Proceeds from issue of share capital	1	1
Net sale of own shares for share schemes (d)	54	50
Dividends paid to non-controlling interests	(111)	(112)
Net movements in bonds (e)	4,368	1,598
Purchase of shares of non-controlling interests (f)	(62)	(784)
Net movements in other borrowings (g)	(285)	721
Equity dividends paid	(1,646)	(1,623)
Net increase in cash and cash equivalents	2,552	54
Net increase in bonds and other borrowings	(4,089)	(2,331)
Exchange differences (h)	(95)	(22)
Other non-cash items (i)	(86)	113
Adoption of IFRS 16	(251)	—
Net borrowings at the end of the year	(13,246)	(11,277)

(a) See page 85 for the analysis of free cash flow.

(b) In the year ended 30 June 2020, Diageo completed the acquisition of Seedlip and Anna Seed 83 as well as a number of smaller transactions and additional investments in the Distill Ventures programme. Additionally, acquisitions include deferred and contingent consideration paid in respect of prior year acquisitions.

In the year ended 30 June 2019, Diageo acquired the remaining 70% of Copper Dog Whisky Limited that it did not already own, made additional investments in a number of Distill Venture associates and made contingent consideration payments in respect of prior year acquisitions.

(c) In the year ended 30 June 2020, sale of businesses and brands included the sale of United National Breweries, Diageo’s wholly owned sorghum beer business.

In the year ended 30 June 2019, sale of businesses and brands represented the cash received on the disposal of a portfolio of 19 brands sold to Sazerac net of transaction costs.

(d) Net sale of own shares comprised purchase of treasury shares for the future settlement of obligations under the employee share option schemes of £2 million (2019 - £16 million) less receipts from employees on the exercise of share options of £56 million (2019 - £66 million).

(e) In the year ended 30 June 2020, the group issued bonds of $4,100 million (£3,296 million), €1,750 million (£1,594 million) and £298 million (including £2 million discount and fee) and repaid bonds of $1,000 million (£820 million). In the year ended 30 June 2019, the group issued bonds of €2,600 million (£2,270 million) and £496 million (including £4 million discount and fee) and repaid bonds of €1,350 million (£1,168 million).

(f) In the year ended 30 June 2020, Diageo acquired additional shares in United Spirits Limited for INR 5,495 million (£60 million) which took Diageo’s percentage of shares owned in United Spirits Limited from 54.78% to 55.94% (excluding 2.38% owned by the USL Benefit Trust). During the year ended 30 June 2020, Diageo completed the purchase of 4% of the share capital of Serengeti Breweries Limited for $3 million (£2 million) which took Diageo’s effective economic interest in Serengeti Breweries Limited from 39.2% to 40.2%.

Business review (continued)

In the year ended 30 June 2019, purchase of shares of non-controlling interests comprised RMB 6,774 million (£775 million) and transaction costs of £9 million in respect of the acquisition of 23.43% of the share capital of Sichuan Shuijingfang Company Limited (SJF) in two separate transactions. This took Diageo’s shareholding in SJF from 39.71% to 63.14%.

(g) In the year ended 30 June 2020, the net movement in other borrowings principally arose from foreign exchange swaps and forwards, partially offset by the cash movement on lease liabilities. In the comparable period movements were driven by the issue of commercial paper.

(h) The exchange arising on net borrowings of £95 million is primarily driven by unfavourable exchange movements on US dollar and euro denominated borrowings and cash and cash equivalents, partially offset by a favourable movement on foreign exchange swaps and forwards.

(i) In the year ended 30 June 2020, other non-cash items are principally in respect of leases of £206 million entered into in the year, partially offset by the fair value changes of cross currency interest rate swaps. In the year ended 30 June 2019, other non-cash items are principally in respect of changes in the fair value of borrowings.

Movement in equity	2020 £ million	2019 £ million
Equity at the beginning of the year	10,156	11,713
Profit for the year	1,454	3,337
Exchange adjustments (a)	(282)	255
Remeasurement of post employment plans net of taxation	3	36
Purchase of shares of non-controlling interests (b)	(62)	(784)
Dividends to non-controlling interests	(117)	(114)
Equity dividends paid	(1,646)	(1,623)
Share buyback programme	(1,256)	(2,801)
Other reserve movements	190	137
Equity at the end of the year	8,440	10,156

(a) Exchange movement in the year ended 30 June 2020 primarily arose from exchange losses driven by the Indian rupee, euro and the Turkish lira, partially offset by exchange gains in respect of the US dollar.

(b) In the year ended 30 June 2020, Diageo acquired additional shares in United Spirits Limited for INR 5,495 million (£60 million) and additional shares in Serengeti Breweries Limited for $3 million (£2 million).
In the year ended 30 June 2019, Diageo acquired additional shares in Sichuan Shuijingfang Company Limited (SJF) which was already controlled and therefore consolidated prior to the transaction.

Post employment plans

The net surplus of the group’s post employment benefit plans increased by £148 million from £214 million at 30 June 2019 to £362 million at 30 June 2020. The increase in net surplus is primarily attributable to an increase in the market value of the assets held by the post employment schemes, and the cash contribution paid into the plans in excess of income statement charge. These were partially offset by the change in assumptions in the United Kingdom (including an adverse impact due to the decrease in returns from ‘AA’ rated corporate bonds used to calculate the discount rates on the liabilities of the post employment plans (from 2.3% to 1.5%) partially offset by a favourable impact of the decrease in inflation rate assumption (from 3.2% to 2.8%)).

The operating profit charge before exceptional items decreased by £3 million from £50 million for the year ended 30 June 2019 to £47 million for the year ended 30 June 2020. The operating profit for the year ended 30 June 2020 includes past service gains of £47 million in respect of the Guinness Ireland Group Pension Scheme (GIGPS), following separate communications to the deferred members in respect of changing their expectations of a full pension prior to reaching the age of 65 and to pensioners in respect of future pension increases (2019 - £54 million credit due to changes made to future pension increases for members of the Diageo Pension Scheme in the United Kingdom and changes to the GIGPS), and curtailment gains of £12 million (2019 - £4 million) mainly in respect of the Diageo Pension Scheme and the GIGPS.

Total cash contributions by the group to all post employment plans in the year ending 30 June 2021 are estimated to be approximately £140 million.

Business review (continued)

North America

●	US Spirits	●	Canada	●	Spirits	●	Ready to drink
●	DBC USA	●	Other (principally Travel Retail)	●	Beer	●	Other

Key financials	2019 £ million	Exchange £ million	Acquisitions and disposals £ million	Organic movement £ million	Other(i) £ million	2020 £ million	Reported movement %
Net sales	4,460	101	(43)	105	—	4,623	4
Marketing	762	11	3	(49)	—	727	(5)
Operating profit before exceptional items	1,948	44	(28)	80	(10)	2,034	4
Exceptional operating items(ii)	—					54
Operating profit	1,948					2,088	7
(i)    The adjustment to other operating expenses is the elimination of fair value changes to contingent consideration liabilities in respect of prior year acquisitions.
(ii)    For further details on exceptional operating items see pages 213-216.

North America is the second largest beverage alcohol market worldwide(i).

The consumer lies at the heart of our business, which has been more important than ever in the face of shifting consumer behaviours and changes in the external environment. Our focus is on recruiting and re-recruiting consumers into the portfolio through meaningful consumer engagement, sustainable innovation and investments in our brands. Our strategy is enabled by our data driven insights, executional excellence and a consistent focus on developing an advantaged route to market.

Our markets

Diageo North America is headquartered in New York, having relocated from Norwalk, Connecticut, in January 2020. The business is comprised of US Spirits, Diageo Beer Company USA (DBC USA), and Diageo Canada, headquartered in Toronto.

Supply operations

With nine domestic production facilities across the United States, Canada and the U.S. Virgin Islands, Diageo North America’s supply function is one of the largest producers of beverage alcohol on the continent. We have made major investments in innovation and sustainability driving efficiency and best in class operations.

Our new Lebanon, Kentucky whiskey distillery will be carbon neutral, a first for Diageo. With electrified operations, powered by 100% renewable electricity, the distillery will avoid using fossil fuels for production.

(i) IWSR, Calendar Year 2019.

Business review (continued)

Route to consumer

The route to consumer in the United States is through the three-tier system across our spirits and beer portfolio. We have consolidated our U.S. Spirits business into single distributors or brokers in 42 states and the District of Columbia, representing more than 80% of our spirits volume. US Spirits is responsible for the sale of our portfolio of spirits products and manages sales through two divisions focused on Open (distribution through private distributors) and Control (distribution through governmental entities) States. DBC USA sells and markets brands including Guinness and Smirnoff Ice in over 400 beer distributors across the US. Diageo Canada distributes our portfolio of spirits, RTD and beer brands across all Canadian provinces, which operate within a highly regulated federal and provincial system. Diageo Canada manages all sales operations with the provincial liquor control boards and national chain account customers directly, utilising brokers to support execution at the point of sale.

Our strategy in North America is to be consumer-first, occasion-oriented, and focused on developing competitive differentiation in both our brand propositions and our route to consumer. This includes building key capabilities around commercial execution, Net Revenue Management, E-Commerce and robust performance management all of which is underpinned by data and analytics.

Sustainability and responsibility

We collected nearly 900,000 pledges never to drink and drive through various #JoinThePact initiatives, while Crown Royal and Captain Morgan leveraged their sports partnerships to promote integrated moderation campaigns through advertising and in-stadium activations. We announced plans for our new Kentucky whiskey distillery to be carbon neutral - a first for Diageo. It will be powered by 100% renewable electricity and will avoid using fossil fuels for the production of whiskey. We also introduced our first 100% recycled PET bottle, with Seagram’s 7 Crown.

We improved water use efficiency by 4.4%, saving over 101 million litres this year. We have made meaningful progress in our zero waste to landfill target, identifying and implementing options to eliminate waste to landfill in two remaining sites during the last quarter.

In September, 1,000 employees volunteered a day to local community causes through our Diageo CAREs programme. We trained more than 60 people in specialist hospitality skills through our Learning Skills for Life programme, which we have expanded into New Orleans. In June 2020, we created the Diageo Community Fund, with $20 million to support social justice in America, helping Black communities and businesses recover from Covid-19.

Performance

Sales and net sales

Sales increased by £148 million, or 3%, to £5,222 million in the year ended 30 June 2020 from £5,074 million in the year ended 30 June 2019. Excise duties were £599 million in the year ended 30 June 2020 and £614 million in the year ended 30 June 2019, a decrease of £15 million.

Net sales (sales less excise duties) were £4,623 million in the year ended 30 June 2020 an increase of £163 million, or 4%, compared to net sales of £4,460 million in the year ended 30 June 2019. Net sales were favourably impacted by organic growth of £105 million (see further performance analysis below), by exchange rate movements of £101 million primarily due to the strengthening of the US dollar against sterling and by the impact of acquired businesses of £4 million. This increase was partially offset by a decrease in net sales of £47 million generated by disposed businesses.

Operating profit

Operating profit was £2,088 million in the year ended 30 June 2020 an increase of £140 million compared to operating profit of £1,948 million in the year ended 30 June 2019. Operating profit increased by exceptional gain of £83 million with regards to substitution drawback on excise duties, by £80 million organic growth, by £44 million as a result of exchange rate movements due to the strengthening of the US dollar (£83 million translation less £39 million transactional exchange impact) and by a £12 million impact from acquisitions (lapping the £15 million Casamigos provision reassessment impact from prior year, less the £3 million operational loss generated by acquired businesses). This increase was partially offset by a decrease in operating profit of £40 million generated by disposed businesses, by exceptional losses of £29 million due to Covid-19 pandemic related implications (£16 million “Raising the Bar” provision, £9 million stock write-off and £4 million donation), and a £10 million charge in respect of a fair value reassessment of contingent consideration liabilities in respect of prior year acquisitions.

Business review (continued)

Further performance analysis

Unless otherwise stated percentage movements refer to organic movements in the following analysis.

North America delivered net sales growth of 2%, with growth in all three markets, US Spirits, Diageo Beer Company USA and Canada. Strong net sales growth in the first half of the year was only partially offset by lower on-trade sales in the second half. This reflects strong demand in the off-trade channel during Covid-19. US Spirits net sales increased 2%. Tequila net sales grew 36% reflecting strong double-digit growth in Don Julio and Casamigos throughout the year. Crown Royal net sales increased 8% driven by the sustained performance of innovations. Scotch net sales declined 9%. Good growth in Malts was offset by lower sales of Johnnie Walker, as a result of the on-trade channel closure in the second half and lapping the prior year success of "White Walker by Johnnie Walker". Vodka net sales declined 7% due to lower sales of Smirnoff, Ketel One and Cîroc. Bulleit net sales increased 4%. Captain Morgan net sales decreased 5%. Diageo Beer Company USA grew net sales 8% as a result of the continued strong performance of ready to drink products. Beer net sales declined 5% due to the closure of the on-trade channel as a result of Covid-19. Net sales in Canada increased 7% with good broad-based growth across all categories, with the exception of beer, which was more impacted by the on-trade channel closure. North America operating margin increased 75bps. The adverse margin impact from lower fixed cost absorption and a change in category and channel mix resulting from Covid-19 was more than offset by reduced discretionary expenditure.

Markets:	Organic volume movement %	Reported volume movement %	Organic net sales movement %	Reported net sales movement %
North America	—	(2)	2	4

US Spirits(i)	(1)	(3)	2	3
DBC USA	7	7	8	10
Canada	7	4	7	7

Spirits	—	(3)	2	3
Beer	(7)	(7)	(6)	(4)
Ready to drink	17	17	19	22
Global giants, local stars and reserve(ii):		Organic volume movement(iii) %	Organic net sales movement %	Reported net sales movement %
Crown Royal		8	8	10
Smirnoff		(1)	(2)	—
Johnnie Walker		(9)	(13)	(11)
Captain Morgan		(3)	(4)	(2)
Don Julio		21	26	29
Ketel One(iii)		(2)	(4)	(2)
Guinness		(6)	(5)	(3)
Baileys		—	1	3
Bulleit		5	4	7
Cîroc vodka		(15)	(14)	(13)
Casamigos		61	68	72
Tanqueray		—	—	3

(i)	Reported US Spirits volume, and net sales, growth include impacts from the disposal of a portfolio of 19 brands to Sazerac.
(ii)    Spirits brands excluding ready to drink.
(iii)    Ketel One includes Ketel One vodka and Ketel One Botanical.

Business review (continued)

Market highlights

–
Net sales in US Spirits were up 2%, with depletions ahead of shipments resulting in a reduction in distributor inventories. Don Julio and Casamigos delivered strong double-digit growth and gained share in the rapidly growing tequila category. While the brands were disproportionately impacted by the on-trade closures, an agile response drove strong demand in at-home occasions. Crown Royal grew net sales 8%, gaining further category share, driven by the continued growth of Crown Royal Regal Apple and Crown Royal Vanilla, and the success of the limited time offer, Crown Royal Peach. Johnnie Walker net sales declined 11% and the brand lost share in the scotch category. A decline in net sales in the first half, due to lapping the highly successful limited edition of "White Walker by Johnnie Walker", was exacerbated in the second half by the on-trade channel closure. Malts continued to perform well with growth from Oban and Lagavulin, as well as Talisker and Mortlach. Vodka net sales were down 7%. Lower sales of Ketel One reflect its strong presence in the on-trade channel and a decline in Ketel One Botanical, lapping last year's successful launch. Smirnoff net sales declined, although Smirnoff Zero Sugar Infusions and seasonal innovations, including the Smirnoff Red, White and Berry limited time offer performed well. Cîroc continued to decline. Bulleit net sales were up 4%. An effective marketing approach drove off-trade sales in the second half and continued share gain in US whiskey. Captain Morgan net sales declined 5% and the brand lost share in the rum category. Baileys net sales grew 1% driven by the launch of Baileys Red Velvet limited edition and growth in Baileys Salted Caramel.

–
Diageo Beer Company USA net sales increased 8%, despite a reduction in distributors' inventories. This reflected ready to drink growth of 19%, with continued strong growth across the Smirnoff range. Strong sales in the second half were supported by a large-scale media campaign to promote Smirnoff's Red, White and Berry limited time offer variants, including Smirnoff Ice and a new Smirnoff Seltzer. Beer net sales declined 5% as a result of the closure of the on-trade and the Guinness Open Gate Brewery. However, beer gained share in the off-trade due to Guinness' success in raising brand awareness and connecting with consumers during the Covid-19 lockdown.

–
Net sales in Canada grew 7%, with good growth across all categories except beer, which was more impacted by the on-trade channel closure. Shipments were slightly ahead of depletions, as customers held more stock to manage volatility in the second half. Vodka grew 6% with Smirnoff No.21 continuing to grow, supported by a new global campaign in the first half and the launch of the redesigned Smirnoff bottle in the second half. Cîroc and Ketel One both grew strongly. Crown Royal grew double-digit, gaining market share and strengthening its leadership position in the growing Canadian whisky category. Performance was supported by the launch of a new "generosity" campaign connecting the brand to its roots, and successful limited time offer innovations. Scotch grew 7%, with Johnnie Walker Black Label remaining the number-one selling scotch in Canada. Ready to drink net sales continued to deliver double-digit growth, with Smirnoff Ice retaining its position as the number-one selling ready to drink in Canada.

–
Marketing expenses declined 6%. This was due to reduced investment in the second half that we believed would have been ineffective during Covid-19, as well as productivity savings during the year. We believe that our marketing effectiveness tools will enable us to efficiently accelerate investment as consumer demand recovers.

Business review (continued)

Europe and Turkey

●	Europe	●	Other (principally Travel Retail)	●	Spirits	●	Ready to drink
●	Turkey			●	Beer	●	Other

Key financials	2019 £ million	Exchange £ million	Acquisitions and disposals £ million	Organic movement £ million	Other(ii) £ million	2020 £ million	Reported movement %
Net sales	2,939	(23)	9	(358)	—	2,567	(13)
Marketing	490	(10)	4	(56)	—	428	(13)
Operating profit before exceptional items	1,014	(7)	(3)	(243)	(4)	757	(25)
Exceptional operating items(ii)	(18)					(62)
Operating profit	996					695	(30)
(i)    The adjustment to other operating expenses is the elimination of fair value changes to contingent consideration liabilities in respect of prior year acquisitions.
(ii)    For further details on exceptional operating items see pages 213-216.

Within the geography of Europe there have been two markets: Europe and Turkey. Across our Europe business we continue to drive execution at scale of our consumer marketing programme and continuously optimising our route to market. We remain focused on executing our strategy through growth of international premium spirits, beer and through premiumisation. Moving forward, we will be structured as six individual markets: Great Britain, Ireland, Turkey, Northern, Southern and Eastern Europe.

Our markets

Europe has comprised Great Britain, Ireland, France, Continental Europe (including Northern Europe, Central Europe, Iberia, the Mediterranean and the Europe Partner Markets distribution businesses) and Russia, whilst Turkey is a standalone market. Europe has been managed as a single market with country teams focusing on sales and customer marketing execution but has moved to a six market model, each with end to end accountability.

Supply operations

A number of Diageo’s International Supply Chain and Procurement operations are located in Europe including production sites the United Kingdom, Ireland and Italy. The group owns 29 distilleries in Scotland, a Dublin based brewery, distillery, and maturation and packaging facilities in Scotland, England, Ireland and Italy. The team leads all supply chain activities for Europe and manufactures whisky, vodka, gin, rum, beer, cream liqueurs, and other spirit-based drinks which are distributed in over 180 countries.

Following the announcement of a £150 million investment in whisky tourism in Scotland in 2018, we have begun the transformation of our Scotch whisky visitor experiences through investment in 12 malt whisky distillery visitor centres with a focus on the ‘Four Corners distilleries’, Glenkinchie, Caol Ila, Clynelish and Cardhu, celebrating the important role these single malts play in the flavours of Johnnie Walker. Also, as part of the investment programme, construction to create a global flagship visitor experience for Johnnie Walker in Edinburgh city centre is underway.

Business review (continued)

Route to consumer

In Great Britain we sell and market our products through Diageo GB (spirits, beer and ready to drink) and Justerini & Brooks Fine Wines (wines private clients and spirits). Products are distributed through independent wholesalers and directly to retailers. In the on-trade, products are sold through major brewers, multiple retail groups and smaller regional independent brewers and wholesalers. In the Republic of Ireland and Northern Ireland, Diageo sells and distributes directly to the on-trade and the off-trade as well as wholesalers. In France our products are sold through a joint venture arrangement with Moët Hennessy. In Continental Europe and Russia, we distribute our spirits brands primarily through our own distribution companies, except in Europe Partner Markets where we typically use distributors.

In Turkey, we sell our products via the distribution network of Mey İçki, our wholly owned subsidiary. Mey İçki distributes both local brands (raki, other spirits and wine) and Diageo’s global spirits brands.

Sustainability and responsibility

In our own operations, we achieved our 2020 targets for greenhouse gas emissions reduction and waste. In the United Kingdom, we have reduced GHG emissions by 69% versus the baseline attributable to ongoing energy efficiency improvements, fuel switching and renewable energy certificates for indirect and direct energy consumption.

We continued to invest in our Learning for Life hospitality skills programme, adding an initiative in Greece to those in the United Kingdom, Italy, Spain, Ireland, Portugal, the Netherlands, Belgium and Germany. In doing so, we reached over 1,400 people in total across the region. We also provided further support to the Open Doors initiative in Ireland, with funding to establish it as a standalone entity. Open Doors gives opportunities to refugees, asylum seekers and non-native English speakers; young people under 25 with educational barriers; and people with disabilities.

As in all our regions, promoting positive drinking, with a focus on moderation, remains a key priority. Our ‘Weekend Not Wasted’ campaign to encourage 18-24-year-olds to drink responsibly was viewed by over 4 million people in the United Kingdom, Spain, Denmark and Germany. Our ‘Smashed’ theatre-based programme to tackle underage drinking, which began in this region, continued to go from strength to strength. Through the programme, we reached 119,000 young people in the United Kingdom, Ireland, Spain, Portugal and Italy.

Performance

Sales and net sales

Sales decreased by £435 million, or 8%, to £4,697 million in the year ended 30 June 2020 from £5,132 million in the year ended 30 June 2019. Excise duties were £2,130 million in the year ended 30 June 2020 and £2,193 million in the year ended 30 June 2019, a decrease of £63 million.

Net sales (sales less excise duties) were £2,567 million for the year ended 30 June 2020 a decrease of £372 million, or 13%, compared to net sales of £2,939 million in the year ended 30 June 2019. Net sales were negatively impacted by organic decrease of £358 million (see further performance analysis below), and unfavorable exchange rate movements of £23 million primarily due to the weakening of the euro and the Turkish lira against sterling. This decrease was partially offset by the impact of acquired and disposed businesses of £9 million.

Operating profit

Operating profit was £695 million in the year ended 30 June 2020 a decrease of £301 million compared to operating profit of £996 million in the year ended 30 June 2019. Operating profit decreased by £243 million organic decline, by exceptional losses of £62 million due to Covid-19 pandemic related implications (£41 million “Raising the Bar” provision, £17 million stock write-off and £4 million donation), by unfavorable exchange rate movements of £7 million primarily due to the weakening of the Turkish lira against sterling (£17 million translational exchange loss impact partially offset by £10 million transactional exchange gain impact), by a £5 million operational loss generated by acquired businesses, by a £4 million charge in respect of a fair value reassessment of contingent consideration liabilities in respect of prior year acquisitions. This decrease was partially offset by lapping exceptional charge of £18 million in respect of penalties on the settlement of the French tax audit and by £2 million of operating profit generated by disposed businesses.

Business review (continued)

Further performance analysis

Unless otherwise stated percentage movements refer to organic movements in the following analysis.

Europe and Turkey net sales declined 12%. Growth in the first half was more than offset by the impact of Covid-19 in the second half. High on-trade exposure significantly impacted markets across the region through the closures of the channel in many countries. In Europe, beer was particularly impacted, declining 20%. Growth of scotch in the first half was offset by declines in Continental Europe and France in the second half due to on-trade closures. Rum grew 3%, driven by Captain Morgan. Vodka declined 12%, driven mainly by Smirnoff in Continental Europe. Gin declined 9%, driven by declines of Gordon's and Tanqueray mainly in Continental Europe. Travel Retail was also severely impacted. In Turkey, net sales declined 6%, driven by declines in raki and vodka. Total operating margin declined 470bps. Impacts of the closure of the on-trade on volumes and adverse mix, bad debt provisions, along with one-offs and inflationary cost pressures in Turkey more than offset actions driving overhead and marketing spend savings through the second half.

Markets:	Organic volume movement %	Reported volume movement %	Organic net sales movement %	Reported net sales movement %
Europe and Turkey	(11)	(11)	(12)	(13)

Europe	(10)	(10)	(12)	(12)
Turkey	(12)	(12)	(6)	(7)

Spirits	(11)	(11)	(11)	(11)
Beer	(16)	(16)	(20)	(21)
Ready to drink	(3)	(3)	(1)	—
Global giants and local stars(i):		Organic volume movement(ii) %	Organic net sales movement %	Reported net sales movement %
Guinness		(19)	(20)	(21)
Johnnie Walker		(17)	(20)	(21)
Baileys		(4)	(6)	(8)
Smirnoff		(14)	(11)	(12)
Captain Morgan		2	6	6
Yenì Raki		(22)	(15)	(15)
Tanqueray		(12)	(15)	(16)
JƐB		(18)	(17)	(17)

(i)	Spirits brands excluding ready to drink.

(ii)	Organic equals reported volume movement.

Business review (continued)

Market highlights

–	In Europe, net sales were down 12%:

–
In Great Britain, net sales declined 4%. Solid first half results were offset by the impact of on-trade closures from March despite an increase in off-trade sales. The impact was further amplified by the cancellation of significant sporting and cultural events. Continued growth in rum and liqueurs were offset by declines in beer, scotch, wine and vodka. Guinness was impacted by on-trade closures and the decision to support customers, and maintain product quality, through a keg return scheme. Focus on e-commerce was upweighted as partnerships were strengthened on activities to drive consumer engagement and sales.

–
Ireland net sales declined 20%. A soft first half performance was further exacerbated by on-trade closures. Beer declined 22%. Rockshore continued to grow double-digit through Rockshore Cider and high single-digit in Rockshore Lager despite Covid-19 lockdown restrictions. This was offset by declines in Guinness, driven by closure of the on-trade and further impacted by a keg return scheme to support customers and maintain product quality. Total spirits declined 10%, as off-trade sales increases were not sufficient to offset Covid-19 related closures of the on-trade.

–	In Continental Europe, net sales declined 15%:

–
Iberia net sales were down 22%. Growth in the first half was offset by the impact of lockdowns affecting the on-trade channel and tourism in the second half, which accounts for a high proportion of sales in the market. On-trade investment was placed on hold as resources were deployed to the off-trade to support customers and activations in the off-trade.

–
In Central Europe, net sales declined 9%. Strong double-digit performance in the first half was impacted by on-trade lockdowns across the market in the second half. Captain Morgan performance was flat while Baileys, Smirnoff and Johnnie Walker declined.

–
In Northern Europe net sales declined 1%. Good first half performance was offset by the cancellation of key events and on-trade closures in the second half. Resilient performance due to rum growth, driven by Captain Morgan Original Spiced Rum, and gin driven by Gordon’s Premium Pink Distilled Gin and Tanqueray Flor de Sevilla innovations in the second half, was offset by declines in scotch

–	In the Mediterranean Hub, net sales declined 26%. Growth in the first half was offset by on-trade closures and significantly reduced tourism which severely impacted volume.

–
In Europe Partner Markets, net sales declined 19%. Rum and tequila growth were offset by declines in scotch and beer. Declines were mainly due to lockdowns affecting the on-trade, and while absolute inventory levels were reduced, they remain elevated relative to demand. Guinness also responded with a keg return scheme to support the channel and protect product quality.

–	Russia net sales were down 8%. Growth in gin was offset by declines in scotch and rum.

–	France net sales declined 5%. Good growth in rum was offset by a decline in scotch, driven by competitive challenges and category declines in standard scotch, and on-trade closures.

–
In Turkey, net sales declined 6%. Double-digit growth in the first half was offset by on-trade closures from March. Scotch declined 3%, as Bell's growth was offset by Johnnie Walker and VAT 69. Raki declined 9%, with volume declines driven by ongoing impacts from excise increases in the first half and on-trade restrictions. Commercial and marketing teams were repurposed to focus on growth categories and less affected channels.

–
Marketing investment declined 12%, in line with net sales. On-trade marketing spend was reduced, with some redeployed to digital, while focus was placed on e-commerce partnerships to deliver key celebrations as well as online platforms.

Business review (continued)

Africa

●	East Africa	●	South Africa	●	Spirits	●	Ready to drink
●	Africa Regional Markets (ARM)	●	Other (principally Travel Retail)	●	Beer	●	Other

●	Nigeria

Key financials	2019 £ million	Exchange £ million	Acquisitions and disposals £ million	Organic movement £ million	2020 £ million	Reported movement %
Net sales	1,597	(10)	(41)	(200)	1,346	(16)
Marketing	174	—	—	(14)	160	(8)
Operating profit before exceptional items	275	(21)	(3)	(150)	101	(63)
Exceptional operating items(i)	—				(145)
Operating profit	275				(44)	(116)
(i) For further details on exceptional operating items see pages 213-216.

In Africa our strategy is to grow through selective participation in beer and spirits, leveraging a broad range of the Diageo Portfolio. Guinness, Malta and several local brands lead our brewing portfolio while Johnnie Walker and Smirnoff are at the heart of our international premium spirits offerings. Locally we produce a range of mainstream spirits. We operate a fit for purpose operating model building resilience into our business and we drive smart investments to manufacturing, innovations and partnerships to unlock growth.

Local sourcing is very important to our strategy, directly supporting our commercial operations whilst bringing wider benefits to local communities, farmers and society as a whole.

Our markets

The region comprises East Africa (Kenya, Tanzania and Uganda), Africa Regional Markets (Ghana, Cameroon, Ethiopia, Indian Ocean and Angola), Nigeria and South Africa.

Supply operations

We have 13 breweries in Africa and ten facilities which provide blending and malting services. In the year ended 30 June 2020 we completed the disposal of our sorghum beer business and our cider plant in South Africa.

In addition, our beer and spirits brands are produced under licence by third parties in 14 African countries and distribute beer and spirits through several 3rd party relationships across the region. In the year ended 30 June 2020 we agreed a contract for AB InBev to manufacture, sell and market Smirnoff ready to drink products and Guinness in South Africa.

Business review (continued)

Route to consumer

Diageo has wholly owned entities in South Africa, Cameroon, Ethiopia, and Reunion. It has controlling stakes in East Africa Breweries Limited (EABL), Guinness Nigeria, Guinness Ghana and Seychelles Breweries Limited and a majority stake in a JV in Angola. In addition, Diageo has contract brewing arrangements in several countries across the region, most notably with the Castel Group as well as spirits distribution contracts in almost 30 countries.

Sustainability and responsibility

Across Africa, more than 78,600 smallholder farmers and suppliers provide us with our raw materials, and we work with farmers to improve crop yield, livelihoods, and environmental and labour standards. We sourced 79% of agricultural raw materials locally within Africa for use by our African markets, compared with 82% last year. This percentage fell slightly as Covid-19 restrictions pushed us just below our target of 80%.

In 2019, we announced a £180 million investment in 11 breweries across Africa that include solar and biomass energy, and water treatment plants. We also co-founded the Africa Plastics Recycling Alliance, through which this year we secured regulatory approval in Nigeria for the use of rPET (recycled polyethylene terephthalate), which will encourage rPET investment. In Nigeria, through our partnership with the Food Beverage Recycling Alliance and Lagos State WaterWays Authority, we launched a clean-up programme to remove plastic waste from water sources in Lagos. In Ghana, we began monthly community clean-ups and a plastics buy-back programme, and continued to develop the pioneering GRIPE partnership to build plastic collection, recycling and reprocessing infrastructure.

Through our ongoing partnership with the NGO WaterAid, we brought clean water and a sanitation programme to 21,000 people in Nigeria. And, with partners such as Amref Health Kenya, the Kenya Red Cross and WaterHealth International, we reached over 173,000 people across Ghana, Kenya, South Africa, Uganda, Ethiopia, Tanzania, Chad and Cameroon. In Kenya, we worked with Nature Kenya, Kenya Forest Services, and community forest associations to plant 180,000 trees in Kisumu county, where our new brewery is located.

To promote positive drinking, this year we signed up 1.1 million pledges never to drink and drive in Nigeria through #JoinThePact, with another 2.3 million pledges across 10 further markets. Through our ‘Smashed’ theatre-based programme, we educated 80,000 young people across the region about the dangers of underage drinking.

Performance

Sales and net sales

Sales decreased by £324 million, or 14%, to £1,911 million in the year ended 30 June 2020 from £2,235 million in the year ended 30 June 2019. Excise duties were £565 million in the year ended 30 June 2020 and £638 million in the year ended 30 June 2019, a decrease of £73 million.

Net sales (sales less excise duties) were £1,346 million in the year ended 30 June 2020, a decrease of £251 million, or 16%, compared to net sales of £1,597 million in the year ended 30 June 2019. Net sales were unfavourably impacted by organic decline of £200 million (see further performance analysis below), by a reduction of £41 million of net sales generated by disposed businesses, and by exchange rate movements of £10 million primarily due to the weakening of the Ghanaian cedi and the South African rand against sterling.

Operating profit

Operating loss was £44 million in the year ended 30 June 2020 a decrease of £319 million compared to operating profit of £275 million in the year ended 30 June 2019. Operating profit decreased by £150 million organic decline, by an exceptional charge of £139 million in respect of Nigeria and Ethiopia fixed asset impairment, by £21 million as a result of exchange rate movements due to the weakening of the Nigerian naira, the Ghanaian cedi and the South African rand (unfavourable £17 million transactional and £4 million translational exchange impact), by exceptional losses of £6 million due to Covid-19 pandemic related implications (£4 million “Raising the Bar” provision and £2 million stock write-off), and a decrease in operating profit of £3 million generated by disposed businesses.

Business review (continued)

Further performance analysis

Unless otherwise stated percentage movements refer to organic movements in the following analysis.

Africa net sales declined 13%. Growth in the first half was offset by the impact of Covid-19 in the second half. East Africa declined 10% where continued beer growth in Tanzania was offset by lockdown closures affecting the on-trade in Kenya and Uganda. Net sales in Nigeria declined 20%, driven by double-digit declines in beer and scotch. In South Africa, net sales declined 25%, driven by scotch and vodka, as a result of both on-trade and off-trade closures and a troubled economic climate. Africa Regional Markets declined 8%, as strong beer growth in Ghana was offset by on-trade closures and the impact of significant excise increases in Ethiopia. Beer declined 13% as growth of Serengeti was offset by other key beer brands, including Guinness, Tusker and Senator, mainly due to on-trade closures. Spirits declined 14%, mainly impacting Johnnie Walker, Kenya Cane and Smirnoff. Operating margin declined 877bps, driven mainly by volume losses that caused lower fixed cost absorption and excise duty increases. These were partially offset by marketing spend savings and improved overhead management.

Markets:	Organic volume movement(iii) %	Reported volume movement %	Organic net sales movement %	Reported net sales movement %
Africa	(13)	(14)	(13)	(16)

East Africa	(11)	(11)	(10)	(9)
Africa Regional Markets	(12)	(17)	(8)	(13)
Nigeria	(10)	(10)	(20)	(19)
South Africa	(23)	(25)	(25)	(33)

Spirits	(10)	(10)	(14)	(15)
Beer	(16)	(16)	(13)	(13)
Ready to drink	(6)	(17)	(7)	(27)
Global giants and local stars(i):		Organic volume movement(ii) %	Organic net sales movement %	Reported net sales movement %
Guinness		(17)	(16)	(16)
Johnnie Walker		(8)	(18)	(19)
Smirnoff		(25)	(23)	(25)
Malta		(16)	(10)	(13)
Senator		(16)	(13)	(12)
Tusker		(22)	(20)	(20)
Serengeti		15	19	22

(i)	Spirits brands excluding ready to drink.

(ii)	Organic equals reported volume movement.

(iii)	Africa, Africa Regional Markets, South Africa and Ready to drink reported volume movement impacted by acquisitions and disposals.

Business review (continued)

Market highlights

–
In East Africa, net sales declined 10%. Strong first half growth, and a continuation of resilient sales growth in Tanzania in the second half, was offset by volume declines in other markets. Tanzania grew 14% as it was minimally impacted by limited Covid-19 related lockdowns, and benefitted from the ongoing successes of Serengeti Lager and Serengeti Lite. Kenya declined 14%, driven by the high exposure to on-trade closures impacting Senator Keg and other beer sales, which was partially offset by vodka, driven by double-digit growth in Chrome and Triple Ace. Increased focus in the off-trade and e-commerce channels partially recovered lost on-trade sales.

–
In Africa Regional Markets, net sales declined 8%. Resilient growth in Ghana during the year was offset by double-digit declines in Cameroon and Ethiopia. Due to the impact of Covid-19 in the second half, beer and spirits inventory levels were reduced. Ghana grew 5%, driven by continued success of the ABC Lager innovation and Malta Guinness growth, which addressed consumer shifts for portability and non-returnable formats throughout lockdown. Cameroon declined 15% due to one-off production challenges in the first half, with the second half impacted by Covid-19 driving declines in Guinness in the on-trade. Ethiopia declined 24%, as beer and international premium spirits growth was impacted by excise increases, supply issues and the impact of on-trade closures. Impacts of shutdowns were partially offset as markets reprioritised brand packs to capture off-trade consumer shifts.

–
In Nigeria, net sales declined 20%. First half growth was offset by volume impacts from Covid-19 restrictions as it exacerbated an already challenging economic climate; while VAT and spirits excise increases also impacted consumer demand in a competitive environment. Robust performance of Orijin Bitters, successful spirits innovations, and increased at-home consumption, were offset by declines in beer. Malta Guinness and Guinness were impacted by on-trade closures. Increased focus on the off-trade and e-commerce channels, through the introduction of trade telesales and consumer platforms together with an online store, reduced some impacts of lockdown.

–
South Africa net sales declined 25%. Economic and social challenges in the first half were further exacerbated by the banning of alcohol sales across all channels from 27 March to 31 May. While absolute inventory levels were reduced, they remain elevated relative to demand. Scotch and vodka were most affected with double-digit declines, as a result of the softening economic climate and consumer shifts into the mainstream gin category

–	Marketing investment declined 8%. We rapidly reacted to consumer shifts in the second half, through telesales, pack reprioritisation and the redeployment of investment to e-commerce and the off-trade.

Business review (continued)

Latin America and Caribbean

●	PUB	●	Andean	●	Spirits	●	Ready to drink
●	Mexico	●	PEBAC	●	Beer	●	Other
●	CCA	●	Other (principally Travel Retail)

Key financials	2019 £ million	Exchange £ million	Reclassifi-cation(i) £ million	Acquisitions and disposals £ million	Organic movement £ million	Other(ii) £ million	2020 £ million	Reported movement %
Net sales	1,130	(42)	(10)	(1)	(169)	—	908	(20)
Marketing	201	(7)	(10)	—	(29)	—	155	(23)
Operating profit before exceptional items	365	(26)	—	—	(107)	16	248	(32)
Exceptional operating items(iii)	—						(6)
Operating profit	365						242	(34)
(i)    For the year ended 30 June 2019 trade investment of £10 million have been reclassified from marketing to trade spend.

(ii)
The adjustment to cost of sales reflects the elimination of fair value changes for biological assets in respect of growing agave plants. The adjustment to other operating expenses is the elimination of fair value changes to contingent consideration liabilities in respect of prior year acquisitions.

(iii)	For further details on exceptional operating items see pages 213-216.

In Latin America and Caribbean our strategic priority is to continue to lead with scotch, while broadening our category range through tequila, gins, vodka, rum, liqueurs and local spirits. As the industry leaders in spirits, we continue to strategically expand our reach and the breadth and depth of our portfolio of leading brands. Simultaneously, we are enhancing our supply structure enabling the business to widen our price points, providing both the emerging middle class, and an increasing number of affluent consumers with the premium brands they aspire to buy. Our presence is strengthened by our stance on responsible drinking and community development programmes.

Our markets

Our Latin America and Caribbean (LAC) business comprises five markets: PUB (Paraguay, Uruguay and Brazil), Mexico, CCA (Central America and Caribbean), Andean (Colombia and Venezuela) and PEBAC (Peru, Ecuador, Bolivia, Argentina and Chile).

Supply operations

Many of the brands sold in the region are manufactured by our International Supply Centre in Europe, but we also own manufacturing facilities in Mexico that produce tequila, in Brazil to produce cachaça and vodka, and in Guatemala that produce Zacapa rum. We also work with a wide array of local co-packers, bottlers, and licensed brewers throughout Latin America and the Caribbean.

Route to consumer

We drive an efficient route to consumer through differentiated models tailored to each markets’ size and needs. In Mexico and Brazil our in-market companies sell to a wide network of retailers, wholesalers, and resellers which make our product available to shoppers in both the on and off premise outlets. In most of Central America and the Caribbean, Argentina, Ecuador, Bolivia, and Venezuela, we partner with geographically exclusive distributors who are in charge of the sales execution and marketing programmes. In Colombia,

Business review (continued)

Peru, and Chile, we use hybrid models where Diageo sells directly to some key accounts while distributors are used to improve our products’ physical availability.

Sustainability and responsibility

We continued to focus on environmental improvements, particularly around water. In Brazil, we are constructing a new facility in Ceará state, which will bring together production from two existing sites. It will use solar energy, and water and effluent treatment facilities to reduce water consumption in beverage production by up to 40%. In Mexico, we plan to reuse over 25% of the water involved in production. This year we completed the expansion of our production site in Jalisco, Mexico, which includes our largest water treatment plant in the region, and a boiler powered by wood chips and bagasse, a by-product of agave.

We have worked hard to promote positive drinking, especially around reducing drink driving through our partnership with the United Nations Institute for Training and Research (UNITAR). In Brazil, we work with UNITAR and other stakeholders to support UNITAR’s programmes to promote road safety. In the Dominican Republic we work with UNITAR, the International Alliance for Responsible Drinking, and other industry partners to help the government with its breathalyser programme, including through training and by donating equipment for checkpoints.

We also focused on reducing underage drinking through local adaptations of our ‘Smashed’ theatre-based programme. This year, in Brazil we reached 80,000 young people through live and online versions of ‘Fala Sério’; in Peru, we reached 4,700 students in the second year of ‘La Bomba’; in Colombia we reached more than 13,000 students with ‘Sacúdete’; and in Mexico, we reached 5,200 teachers, parents and 7-9-year-olds with ‘Teiquirisi Club’.

Our Learning for Life programmes continue to promote skills in the hospitality industry. This year, we began a new, 100% online programme of training in entrepreneurial skills for women in Atotonilco, Mexico, where we produce Don Julio. We also supported ‘Weaving the Future’ in Ceará, Brazil, for women in prison, reaching over 40 women so far. Through the programme they receive personal skills training, as well as technical and professional training in carnauba straw craftsmanship, to help them prepare for a better life when they are released.

Performance

Sales and net sales

Sales decreased by £260 million, or 18%, to £1,184 million in the year ended 30 June 2020 from £1,444 million in the year ended 30 June 2019. Excise duties were £276 million in the year ended 30 June 2020 and £314 million in the year ended 30 June 2019, a decrease of £38 million.

Net sales (sales less excise duties) were £908 million in the year ended 30 June 2020 a decrease of £222 million, or 20%, compared to net sales of £1,130 million in the year ended 30 June 2019. Net sales were unfavourably impacted by organic decline of £169 million (see further performance analysis below), by exchange rate movements of £42 million due to the weakening of the Brazilian real, Argentine peso, and the Colombian peso against sterling, by trade investment reclassification of £10 million and £1 million generated by disposed businesses.

Operating profit

Operating profit was £242 million in the year ended 30 June 2020 a decrease of £123 million compared to operating profit of £365 million in the year ended 30 June 2019. Operating profit was unfavourably impacted by organic decline of £107 million, by unfavourable exchange rate movements of £26 million due to the weakening of the Brazilian real, Argentine peso, and the Colombian peso against sterling (£7 million translation impact and £19 million transactional exchange impact) and by exceptional losses of £6 million due to Covid-19 pandemic related implications (£5 million “Raising the Bar” provision and £1 million stock write-off). This decrease was partially offset by an increase in operating profit of £16 million following a fair value reassessment (£9 million biological assets fair value adjustment and £7 million of fair value remeasurement of contingent consideration liabilities in respect of prior year acquisitions).

Business review (continued)

Further performance analysis

Unless otherwise stated percentage movements refer to organic movements in the following analysis.

Latin America and Caribbean net sales declined 15%. Performance in the second half continued to be impacted by economic and socio-political pressures in key markets compounded by the impact of the Covid-19 pandemic. All markets declined except Andean which grew 8% due to a strong first half and continued momentum in scotch in Colombia. Scotch overall declined 21% as growth in Buchanan's in Colombia and Brazil, and White Horse in Brazil, were offset by declines in Johnnie Walker across the region. Gin grew double-digit primarily driven by Tanqueray in Brazil. Tequila was down 11% as strong Don Julio performance in Caribbean and Central America was more than offset by a decline in Mexico. Operating margin for the region was down 544bps due to the adverse impact of product mix and lower fixed cost absorption despite actions taken to reduce discretionary spend.

Markets:	Organic volume movement %	Reported volume movement %	Organic net sales movement %	Reported net sales movement %
Latin America and Caribbean	(15)	(15)	(15)	(20)

PUB	(14)	(14)	(7)	(17)
Mexico	(14)	(14)	(19)	(21)
CCA	(17)	(18)	(16)	(16)
Andean	2	3	8	(2)
PEBAC	(29)	(29)	(44)	(47)

Spirits	(16)	(16)	(16)	(21)
Beer	(10)	(10)	(9)	(11)
Ready to drink	—	—	8	2
Global giants and local stars(i):		Organic volume movement(ii) %	Organic net sales movement %	Reported net sales movement %
Johnnie Walker		(27)	(29)	(33)
Buchanan’s		(15)	(14)	(17)
Old Parr		(17)	(16)	(20)
Smirnoff		(7)	4	(2)
Black & White		(9)	(10)	(18)
Tanqueray		6	17	7
Baileys		(15)	(13)	(21)

(i)	Spirits brands excluding ready to drink.

(ii)	Organic equals reported volume movement.

Business review (continued)

Market highlights

–
In PUB (Paraguay, Uruguay and Brazil), net sales declined 7%, mainly driven by scotch declining 11% across the market. Brazil declined 5% as a solid first half was fully offset by Covid-19 on-trade closures and domestic and foreign travel restrictions. Momentum in gin continued as Tanqueray and Gordon’s grew double digit supported by major marketing campaigns. In Brazil, scotch net sales declined 6% as double-digit growth of White Horse and Buchanan’s was offset by declines in Johnnie Walker and Black & White. Johnnie Walker decline was driven by a strong reliance on the on-trade and border stores as well as the weakening economy and devaluation impacting consumption. Super-premium scotch remained resilient through actions taken to address the at-home occasion via digital activations and supporting availability of cocktail offerings.

–
In Mexico, net sales were down 19% as the economic slowdown continued into the second half and was amplified by Covid-19, including the reduction of on-trade wholesaler inventory and stock returns to support customers. Despite this, the successful Smirnoff X1 Spicy Tamarind innovation delivered strong growth building on local cues and strong activations. This was fully offset by the softening of the scotch category, challenging trading conditions in the first half, and declines in Don Julio due to competitive pricing pressure. Tequila production was secured amidst non-essential business closures along with an enhanced focus on e-commerce and off-trade partnerships.

–
In CCA (Caribbean and Central America), net sales decreased 16% as broad-based growth in the first half was subsequently disrupted by restrictions to curtail the spread of Covid-19. The tequila category grew during the year driven by double-digit growth of Don Julio led by strong activations, however all other categories declined due to reduced tourism, on-trade closures and Covid-19 related bans of alcohol sales. At-home occasion promotions and the launch of e-commerce platforms with our partners partially offset net sales declines.

–
Andean (Colombia and Venezuela) net sales increased 8% driven by Colombia. Scotch net sales grew mid-single digit driven by Buchanan’s, as double digit first half sales growth was followed by a resilient second half. Johnnie Walker was flat as on-trade closures muted strong first half performance of Johnnie Walker Red Label and Johnnie Walker Black Label. Brands such as Buchanan's, Baileys and Smirnoff X1 Lulo benefitted from an agile shift of activations to at-home consumption, streamlined route to consumer solutions and the refocusing of resources to e-commerce throughout the Covid-19 lockdown.

–
PEBAC (Peru, Ecuador, Bolivia, Argentina and Chile) net sales declined 44% driven by continued social unrest across key markets compounded by the impact of Covid-19. Scotch declined significantly, however category share leadership was maintained across PEBAC benefiting from new and existing distribution partnerships. Strong double-digit growth of Smirnoff No.21 as it lapped a softer comparable period and the successful Smirnoff Bitter Citric innovation continued to drive vodka in Argentina.

–
Marketing investment was down 15%, in line with the decline in net sales. Despite cost mitigations in the second half, support was continued behind key brands and home occasions with #homehour #digitaldrink #onlinedrinkswithfriends and ‘Digital Golden Hour’ campaigns.

Business review (continued)

Asia Pacific

●	India	●	South East Asia	●	Spirits	●	Ready to drink
●	Greater China	●	North Asia	●	Beer	●	Other
●	Australia	●	Other (principally Travel Retail)

Key financials	2019 £ million	Exchange £ million	Acquisitions and disposals £ million	Organic movement £ million	2020 £ million	Reported movement %
Net sales	2,688	5	—	(423)	2,270	(16)
Marketing	412	—	—	(47)	365	(11)
Operating profit before exceptional items	703	5	—	(207)	501	(29)
Exceptional operating items(i)	(35)				(1,198)
Operating profit	668				(697)	(204)

(i)	For further details on exceptional operating items see pages 213-216.

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

Our markets

Asia Pacific comprises India (including Nepal and Sri Lanka), Greater China (China, Taiwan, Hong Kong and Macau), Australia (including New Zealand), South East Asia (Vietnam, Thailand, Philippines, Indonesia, Malaysia, Singapore, Cambodia, Laos, Myanmar), North Asia (Korea and Japan) and Travel Retail Asia and Middle East.

Supply operations

We have distilleries in Chengdu, China that produce Baijiu and in Bundaberg, Australia that produce Bundaberg Rum. Our manufacturing plant in Bali produces the highest quality spirits for the Indonesian market. United Spirits Limited (USL) in India operates 16 manufacturing sites across the country. In addition, USL and Diageo brands are also produced under licence by third party manufacturers. We have bottling plants in Thailand and Australia with ready to drink manufacturing capabilities.

Business review (continued)

Route to consumer

In South East Asia, spirits and beer are sold through a combination of Diageo companies, joint venture arrangements, and third party distributors. In Thailand, Malaysia and Singapore, we have joint venture arrangements with Moët Hennessy, sharing administrative and distribution costs. Diageo operates wholly owned subsidiaries in the Philippines and Vietnam. In addition, in Vietnam, we own a 45.57% controlling equity stake in Hanoi Liquor Joint Stock Company which manufactures and sells vodka. In Indonesia, Guinness is brewed by, and distributed through third party arrangements.
In Greater China our market presence is established through our 63.14% equity investment in Sichuan Shuijingfang Company Limited which manufactures and sells baijiu, and our wholly owned entity Diageo China Limited, which sells Diageo brands, and a joint venture arrangement with Moët Hennessy where administrative and distribution costs are shared. Diageo operates a wholly owned subsidiary in Taiwan.

In India, we manufacture, market and sell Indian whisky, rum, brandy and other spirits through our 55.94% shareholding in USL. Diageo also sells its own brands through USL.

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

Sustainability and responsibility

Tackling drink driving and underage drinking remain priorities for us across the region. In Thailand and the Philippines, we have been building on our partnership with the United Nations Institute for Training and Research (UNITAR) to address road safety, including by gathering 48,500 pledges in Thailand never to drink and drive through #JoinThePact. In India, we trained 2,942 enforcement officials on road safety and gathered 3 million pledges never to drink and drive through our ‘Road to Safety’ programme. To combat underage drinking, we brought our ‘Smashed’ theatre-based programme to the region and are now running it with local partners in Thailand, Taiwan, Indonesia, Australia and New Zealand. So far, we have reached more than 28,000 young people, parents and teachers, and in Australia we ran a live performance for the Federal Parliament.

Human rights, the environment and empowering communities are issues that go hand-in-hand. In Tabanan, Bali, for example, we are supporting the local community through a multi-year eco-tourism project, while in India, our ‘water ATM’ programme is empowering women as entrepreneurs to run businesses that give people access to clean, low-cost drinking water. This year, 200 women joined the intervention, providing water for over 44,000 people. We were also proud that, in India, as reported last year, we delivered our 2020 carbon emissions and water efficiency targets, 12 months ahead of schedule.

Performance

Sales and net sales

Sales decreased by £711 million, or 13%, to £4,645 million in the year ended 30 June 2020 from £5,356 million in the year ended 30 June 2019. Excise duties were £2,375 million in the year ended 30 June 2020 and £2,668 million in the year ended 30 June 2019, a decrease of £293 million.

Net sales (sales less excise duties) were £2,270 million in the year ended 30 June 2020 a decrease of £418 million, or 16%, compared to net sales of £2,688 million in the year ended 30 June 2019. Net sales were unfavourably impacted by organic decline of £423 million (see further performance analysis below), partially offset by £5 million of favourable exchange rate movements due to the strengthening  of the Japanese yen, the Taiwan dollar and the Indian rupee against sterling.

Operating profit

Operating loss was £697 million in the year ended 30 June 2020 a decrease of £1,365 million compared to operating profit of £668 million in the year ended 30 June 2019. Operating profit was unfavourably impacted by India goodwill and Windsor, Old Tavern and Bagpiper brand impairment losses of £1,205 million, by organic decline of £207 million, by exceptional losses of £16 million due to Covid-19 pandemic related implications (£15 million “Raising the Bar” provision and £1 million stock write-off), and by exceptional losses of £1 million due to fixed assets impairment in India. This increase was partially offset by exceptional gain of £24 million in respect of indirect tax in Korea, by lapping exceptional charge of £35 million in respect of indirect tax in Korea and by favourable exchange rate movements of £5 million primarily due to the strengthening of the Japanese yen and the Taiwan dollar (£7 million transactional less £2 million translation exchange impact).

Business review (continued)

Further performance analysis

Unless otherwise stated percentage movements refer to organic movements in the following analysis.

Asia Pacific net sales declined 16%. Despite growth in the first half for the region, all markets other than Australia declined due to the impact of Covid-19. Greater China declined 7% as scotch, liqueurs and beer growth was offset by declines in Chinese white spirits. Australia net sales grew 6%, driven by ready to drink, liqueurs, gin and scotch. India net sales declined 17%, driven by the continued economic slowdown exacerbated by lockdowns impacting both Prestige and Above and Popular segments. South East Asia declined 23%, driven by scotch in Key Accounts and beer in Indonesia. North Asia declined 15%, driven by double-digit decline in scotch, partially offset by beer growth. In Travel Retail Asia and Middle East, net sales declined 46%, as first half declines were further exacerbated by significant declines of travellers due to Covid-19. Scotch declined 20%, driven by Johnnie Walker in Travel Retail Asia and Middle East, South East Asia, and Korea. Operating margin declined 420bps driven mainly by volume loss due to closures which caused lower fixed cost absorption. These impacts were partially offset by a reduction of marketing spend and overhead savings.

Markets:	Organic volume movement %	Reported volume movement %	Organic net sales movement %	Reported net sales movement %
Asia Pacific	(15)	(15)	(16)	(16)

India	(15)	(15)	(17)	(16)
Greater China	(4)	(4)	(7)	(7)
Australia	5	5	6	2
South East Asia	(19)	(20)	(23)	(21)
North Asia	(18)	(17)	(15)	(14)
Travel Retail Asia and Middle East	(47)	(47)	(46)	(47)

Spirits	(15)	(15)	(16)	(15)
Beer	(11)	(11)	(12)	(10)
Ready to drink	(4)	(4)	(1)	(5)
Global giants and local stars(i):		Organic volume movement(ii) %	Organic net sales movement %	Reported net sales movement %
Johnnie Walker		(23)	(25)	(24)
McDowell's		(17)	(15)	(15)
Shui Jing Fang(iii)		(9)	(16)	(16)
Guinness		(10)	(12)	(10)
The Singleton		(5)	(1)	2
Royal Challenge		(15)	(15)	(14)
Windsor		(44)	(26)	(28)

(i)	Spirits brands excluding ready to drink.

(ii)	Organic equals reported volume movement.

(iii)	Growth figures represent total Chinese white spirits of which Shui Jing Fang is the principal brand.

Business review (continued)

Market highlights

–
In India, net sales declined 17%. First half growth was impacted principally by an economic slowdown which was further exacerbated in the second half by the 42 day nationwide total lockdown of on-trade and off-trade alcohol sales, regulatory changes and continuation of on-trade closures thereafter. Prestige & Above declined 14%, driven by IMFL whisky and scotch. Popular brands declined 23%, driven by Old Tavern Whisky and McDowell's No. 1 Rum. These declines were partially offset by Innovation growth in McDowell’s No.1 Luxury and Captain Morgan. Trade investment was optimised and refocused in the off-trade.

–
In Greater China, net sales declined 7%. Strong performance in scotch, liqueur and beer was offset by a decline in Chinese white spirits. Chinese white spirits declined 16%, as strong first half growth was offset by the impact of Covid-19 on the key Chinese New Year consumption period with consequential reduced sales and inventory reductions through the second half. Resilient scotch growth of 3%, was driven by malts and Johnnie Walker super deluxe growth in Mainland China along with continued growth in malts and Johnnie Walker super deluxe innovation in Taiwan. Beer grew 12% as it lapped a weaker prior year and supported by the launch of the first Guinness Gatehouse in Shanghai. Increased focus behind e-commerce drove improved digital consumer engagement and food delivery partnerships to address at-home consumption, softened the impact of lockdown driven volume losses.

–
Australia net sales grew 6%. Strong first half growth was partially offset by a weaker but still solid second half performance despite Covid-19 lockdowns. This was mainly due to low exposure to the on-trade and a focus on accelerating e-commerce activities. Scotch grew 4%, driven by the new Johnnie Walker "Game of Thrones Limited Editions A Song of Fire and A Song of Ice” innovations. Rum grew 4%, driven by Captain Morgan and continued growth in Bundaberg. Gin grew double-digit and ready to drink grew 6%, as growth in the core brands was complimented by innovation in both categories such as Gordon's Premium Pink Distilled Gin and Tanqueray Flor de Sevilla.

–
In South East Asia, net sales declined 23%. Solid growth in Vietnam, driven by Johnnie Walker super deluxe and malts, was offset by Covid-19 related lockdowns across the region. Thailand declined 24%, driven by on-trade closures. Key Accounts declined double-digit due to Covid-19 and a stock-return customer support programme in the second half. Indonesia declined double-digit mainly due to lockdowns impacting Guinness. Activities were upweighted to focus on at-home and small group consumer occasion trends.

–
In North Asia, net sales declined 15%, with double-digit declines in Japan and Korea. In Japan, declines in the first half were further exacerbated by on-trade lockdowns. In Korea, scotch declined 23%, driven by continued category contraction, regulatory changes limiting trade spend for wholesalers and venues affecting the category, on-trade closures and a reduction of inventory levels. This was partially offset through strong beer growth, driven by Hop House 13 Lager as it lapped launch in the prior period. Increased investment behind the off-trade in South Korea, especially through digital campaigns, contributed to increased at-home consumption.

–
In Travel Retail Asia and Middle East, net sales declined 46%. First half performance was impacted by challenging trading conditions in the Middle East including some reduction of inventory levels. In the second half the global travel channel was severely impacted by Covid-19 travel restrictions, with significant declines of passengers. While absolute inventory levels were reduced, it remains at a high level relative to ongoing reduced passenger travel.

–	Marketing investment declined 11%, as variable trade investment was repurposed and redeployed into the off-trade and e-commerce channel, which focused on home delivery and at-home consumption.

Business review (continued)

Corporate

Performance

Sales and net sales

Corporate sales principally arise in the Guinness visitor centre in Dublin, Ireland and the income from the global licensing of Diageo brands and trademarks. Corporate sales and net sales were £38 million in the year ended 30 June 2020 a decrease of £15 million compared to net sales of £53 million in the year ended 30 June 2019 due to organic decrease of £16 million as a result of lower visitor numbers due to Covid-19 pandemic related implications, partially offset by favourable exchange of £1 million.

Operating costs

Corporate operating costs comprise central costs, including finance, marketing, corporate relations, human resources and legal, as well as certain information systems, facilities and employee costs that are not allocable to the geographical segments or to the ISC. Operating costs were £147 million in the year ended 30 June 2020 a decrease of £63 million compared to operating costs of £210 million in the year ended 30 June 2019. The decrease in costs in the year ended 30 June 2020 was principally a result of decreased staff costs of £38 million, and lapping an exceptional item of £21 million in respect of guaranteed minimum pension equalization and favourable exchange rate movements of £4 million primarily due to the weakening of EUR against sterling (£3 million translation impact and £1 million transactional exchange impact).

Business review (continued)

Category review

●	Scotch	●	Canadian whisky	●	Indian-Made Foreign Liquor (IMFL) whisky	●	Liqueurs	●	Tequila	●	Ready to drink	●	Other
●	Vodka					●	Gin	●	Beer
●	US whiskey	●	Rum

Key categories	Organic volume movement(iii) %	Organic net sales movement %	Reported net sales movement %
Spirits(i)	(11)	(8)	(8)
Scotch	(16)	(17)	(17)
Vodka(ii)(iv)	(8)	(8)	(8)
Canadian whisky	7	8	8
Rum(ii)	(11)	(7)	(7)
Liqueurs	(4)	(4)	(5)
Indian-Made Foreign Liquor (IMFL) whisky	(14)	(14)	(13)
Tequila	12	25	27
Gin(ii)	(9)	(4)	(5)
US whiskey	(1)	3	4
Beer	(15)	(15)	(15)
Ready to drink	5	8	3
(i)    Spirits brands excluding ready to drink.
(ii)    Vodka, rum, gin including IMFL brands.

(iii)	Organic equals reported volume movement except for vodka (10)%, Canadian whisky 6%, rum (12)%, liqueurs (5)% and ready to drink 1%, which were impacted by acquisitions and disposals.
(iv)    Vodka includes Ketel One Botanical.

Unless otherwise stated percentage movements refer to organic movements in the following analysis.

–
Scotch represents 23% of Diageo's net sales and declined by 17%. Soft performance in the first half was impacted by ongoing commercial challenges along with political and economic disruption which continued through the year. This was further exacerbated by Covid-19 in the second half. Johnnie Walker declined 22% where growth in Ethiopia, Canada and Australia was offset by most other markets. The brand also lapped strong innovation in the prior year. Buchanan’s declined 12% with double-digit growth in Colombia, primarily offset by continued declines in Mexico due to category softness. JƐB declined 18% as global lockdowns exacerbated ongoing challenges for the brand in Continental Europe. Old Parr declined 15%, driven by downtrading to primary scotch and the impact of lockdown restrictions in Latin America and Caribbean. The malts portfolio, whilst in growth in the first half, declined over the full year. Scotch innovations such as the collaborations with HBO's Game of Thrones and Johnnie Walker Black Label 12 Year Old Origin Series were not enough to offset prior year.

Business review (continued)

–
Vodka represents 11% of Diageo’s net sales and declined by 8%. Challenging performance in the first half was further exacerbated by some category declines and on-trade closures. Smirnoff declined 6% globally, where growth in Mexico and Canada were offset by declines in Continental Europe, Africa, Brazil and US Spirits. Ketel One declined 6% driven mainly by US Spirits where on-trade sales mix was relatively stronger and also lapping the first full year of the Ketel One Botanical innovation. Cîroc declined 17%, driven by continued performance challenges, mainly in US Spirits. Innovations across the vodka portfolio, such as Smirnoff X1 Spicy Tamarind in Mexico, and limited time offers such as Cîroc White Grape, partially offset the declines in other brands and variants.

–
Canadian whisky represents 8% of Diageo’s net sales and grew 8%. Crown Royal in US Spirits grew 8% as it gained further category share despite a single digit decline in Crown Royal Deluxe. Positive results were driven by the sustained media investment enabling further momentum across the portfolio including continued double-digit growth of Crown Royal Regal Apple and Crown Royal Vanilla, and the success of the limited time offer variant Crown Royal Peach. In Canada, Crown Royal grew double-digit, gaining market share and strengthening its leadership position in the growing category.

–
Rum represents 7% of Diageo’s net sales and declined by 7%. Growth in the first half was offset by declines due to some category challenges and Covid-19 impacts in US Spirits, India and East Africa. In Europe, Captain Morgan growth was partially offset by declines of Zacapa.

–
Liqueurs represent 5% of Diageo’s net sales and declined by 4%. Strong Baileys growth in the first half was offset by the impact of Covid-19, as increased off-trade growth, due to successful at-home activities, was not sufficient to fully mitigate the impact of on-trade closures.

–
IMFL whisky represents 5% of Diageo’s net sales and declined 14%. Growth in first half was offset by the on-going economic slowdown impacting the category, and nationwide Covid-19 lockdowns closing both on and off-trade outlets and major sporting events.

–
Tequila represents 5% of Diageo’s net sales and grew 25%. Casamigos was up strong double-digit despite on-trade closures driven by strong category momentum in key markets and actions taken to strengthen its position in at-home occasions. Don Julio was up 15%, as continued growth in US Spirits was partially offset by Mexico declines due to competitor pricing pressures and lockdowns in the second half.

–	Gin represents 5% of Diageo’s net sales and declined by 4%. Resilient full year performance in Brazil and Australia was offset by the impact of lockdowns, mainly in Europe.

–
US whiskey represents 3% of Diageo’s net sales and grew by 3%. Bulleit grew 4% in US Spirits, where it has been gaining category share, and in Canada grew 14%, despite lockdowns. Bulleit strengthened its positioning in the at-home occasion during Covid-19 with effective marketing campaigns across TV and social media.

–
Beer represents 15% of Diageo’s net sales and declined by 15%. Good first half performance was offset by declines in all regions in the second half driven by on-trade closures and excise increases in Africa. Guinness declined 16%, as growth of Guinness Draught in Can was offset by on-trade volume declines in most markets. The on-trade decline was exacerbated by the Guinness keg return programme to support the on-trade and maintain product quality across Europe and North America. Serengeti continued to grow double-digit in East Africa but was offset by the decline in Senator Keg and Tusker which are highly exposed to the on-trade. Nigeria declined due to the challenging economic environment, and declines in Kenya and Ethiopia were due to excise increases, with all three markets further impacted by lockdowns. Rockshore continued to grow double-digit driven by Rockshore Cider and Rockshore Lager despite on-trade closures.

–
Ready to drink represents 7% of Diageo’s net sales and grew 8% driven by Diageo Beer Company USA, Canada, and Australia. Smirnoff Ice Flavour innovations in Diageo Beer Company USA, Smirnoff Ice Smash and Smirnoff Spiked Seltzers all contributed to growth.

Business review (continued)

Global giants, local stars and reserve(i):	Organic volume movement(ii) %	Organic net sales movement %	Reported net sales movement %
Global giants
Johnnie Walker	(20)	(22)	(22)
Smirnoff	(9)	(6)	(6)
Baileys	(3)	(3)	(3)
Captain Morgan	(2)	(2)	—
Tanqueray	(5)	(4)	(4)
Guinness	(15)	(16)	(16)
Local stars
Crown Royal	7	8	10
Yenì Raki	(22)	(15)	(15)
Buchanan’s	(14)	(12)	(13)
JƐB	(18)	(18)	(18)
Windsor	(44)	(26)	(28)
Old Parr	(17)	(15)	(19)
Bundaberg	3	—	(4)
Black & White	(7)	(5)	(10)
Ypióca	(17)	(14)	(24)
McDowell's	(17)	(15)	(15)
Shui Jing Fang(iii)	(9)	(16)	(16)
Reserve
Scotch malts	(5)	(3)	(1)
Cîroc vodka	(17)	(17)	(16)
Ketel One(iv)	(4)	(6)	(4)
Don Julio	(1)	15	16
Bulleit	4	3	6
(i)    Spirits brands excluding ready to drink.
(ii)    Organic equals reported volume movement.

(iii)	Growth figures represent total Chinese white spirits of which Shui Jing Fang is the principal brand.

(iv)	Ketel One includes Ketel One vodka and Ketel One Botanical.

Unless otherwise stated percentage movements refer to organic movements in the following analysis.

–
Global giants represent 39% of Diageo’s net sales and declined by 13%. This was driven by declines in Johnnie Walker and Guinness across all regions, while Smirnoff declined in all regions except for Latin America and Caribbean. Good first half performance for all brands except Johnnie Walker was offset by global lockdowns in the second half. Johnnie Walker performance was also impacted by a continuation of political, and economic challenges in some emerging markets, as well as lapping “White Walker by Johnnie Walker” innovation last year.

–
Local stars represent 20% of Diageo’s net sales and declined by 7%. Continued growth of Crown Royal in US Spirits was offset by declines, mainly in Chinese white spirits in China, McDowell’s in India, Buchanan's in Latin America and Caribbean and US Spirits and JƐB in Iberia and South Africa due to imposed lockdowns. Windsor continued to decline in Korea exacerbated by on-trade closures.

–
Reserve brands represent 21% of Diageo’s net sales and declined 4%. Continued growth in Don Julio and Casamigos in US Spirits were offset by declines in Chinese white spirits, Johnnie Walker Reserve variants, Cîroc and Ketel One.

Business review (continued)

Operating results 2019 compared with 2018

For the discussion on our operating results for the year ended 30 June 2018, including certain comparative discussion on our operating results for the years ended 30 June 2018 and 2019, please refer to 'Operating results 2019 compared with 2018' on pages 49 to 82 in our Annual Report on Form 20-F (File No. 001-10691) filed with the Securities and Exchange Commission on 5 August 2019.

Business review (continued)

Liquidity and capital resources

1. Analysis of cash flow and balance sheet

The primary source of the group’s liquidity over the last three financial years has been cash generated from operations. These funds have generally been used to pay interest, taxes and dividends, and to fund capital expenditure and acquisitions, and are expected to continue to fund future operating and capital needs. Measures have been put in place to reinforce Diageo's already solid liquidity including pausing the current three-year return of capital programme, bringing forward a £2,000 million US dollar bond issuance launched in April 2020 and putting in place an additional committed credit facility of £2,500 million. Given these measures and the group’s strong cash position, we believe that the group has sufficient working capital for present requirements.

2020 compared with 2019

Net cash from operating activities – see page 85
Movement in net borrowings – see page 91
Movement in equity – see page 92
Post employment net surplus – see page 92

2. Analysis of borrowings

a) Gross borrowings (excluding lease liabilities and the fair value of derivative instruments) are expected to mature as follows:

	2020 £ million	2019 £ million
Within one year	1,995	1,959
Between one and three years	3,013	2,940
Between three and five years	3,134	2,879
Beyond five years	8,643	4,777
	16,785	12,555

b) The following bonds were issued and repaid:

	2020 £ million	2019 £ million
Issued
€ denominated	1,594	2,270
£ denominated	298	496
US$ denominated	3,296	—
Repaid
€ denominated	—	(1,168)
US$ denominated	(820)	—
	4,368	1,598

c) The group had available undrawn committed bank facilities as follows:

	2020 £ million	2019 £ million
Expiring within one year(i)	2,439	—
Expiring between one and two years	610	—
Expiring after two years	2,236	2,756
	5,285	2,756
(i)    Diageo has the rights to extend £813 million of the committed facilities expiring within one year to May 2022.

Business review (continued)

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

3. Capital management

The group’s management is committed to enhancing shareholder value in the long-term, both by investing in the business and brands so as to deliver continued improvement in the return from those investments and by managing the capital structure. Diageo manages its capital structure to achieve capital efficiency, provide flexibility to invest through the economic cycle and give efficient access to debt markets at attractive cost levels. This is achieved by targeting an adjusted net borrowings (net borrowings aggregated with post employment benefit liabilities) to adjusted EBITDA leverage of 2.5 – 3.0 times, this range for Diageo being currently broadly consistent with an A band credit rating. Diageo would consider operating outside of this range in order to effect strategic initiatives within its stated goals, which could have an impact on its rating. If Diageo’s leverage was to be negatively impacted by the financing of an acquisition, it would seek over time to return to the range of 2.5 – 3.0 times. The group regularly assesses its debt and equity capital levels against its stated policy for capital structure. As at 30 June 2020 the adjusted net borrowings (£13,995 million) to adjusted EBITDA ratio was 3.3 times. For this calculation net borrowings are adjusted by post employment benefit liabilities before tax (£749 million) whilst adjusted EBITDA (£4,270 million) comprises operating profit excluding exceptional operating items and depreciation, amortisation and impairment and includes share of after tax results of associates and joint ventures. While we remain committed to maintaining an adjusted net borrowings to adjusted EBITDA ratio of 2.5 - 3.0 times, we currently expect levels above this range for the fiscal year ending 30 June 2021.

4. Capital repayments

Authorisation was given by shareholders on 19 September 2019 to purchase a maximum of 237,177,623 shares at a minimum price of 28 101/108 pence and a maximum price of higher of (a) 105% of the average of the middle market quotations for an ordinary share for the five preceding business days and (b) the higher of the price of the last independent trade and the highest current independent bid on the London Stock Exchange at the time the purchase is carried out. The programme expires at the conclusion of the next Annual General Meeting or on 18 December 2020 if earlier.

On 25 July 2019, the Board approved a return of capital programme with up to £4.5 billion to be returned to shareholders over the three-year period to 30 June 2022. Under the first phase of the programme, which ended on 31 January 2020, the group returned £1.25 billion via share buybacks.

During the year ended 30 June 2020 the group purchased approximately 39 million ordinary shares (2019 – 94.7 million, 2018 – 58.9 million), representing approximately 1.5% of the issued ordinary share capital (2019 – 3.5%, 2018 – 2.1%) at an average price of 32.43 per share, and an aggregate cost of £1,282 million (including £7 million of transaction costs) (2019 – £29.24 per share, and an aggregate cost of £2,775 million, including £6 million of transaction costs, 2018 - £25.43 per share, and an aggregate cost of £1,507 million, including £9 million of transaction costs) under the share buyback programme. This amount includes the aggregate consideration of £26 million (including £17 million settlement payments for the purchases made in the year ended 30 June 2019 and 30 June 2020) in relation to the prior year programme, which was completed on 10 July 2019 resulting in the repurchase of 0.3 million shares in the year ended 30 June 2020. The shares purchased under the share buyback programmes were cancelled.

At 30 June 2020 the leverage ratio, calculated as adjusted net borrowings to adjusted EBITDA, was 3.3x and the group anticipates leverage to be above the target range of 2.5-3.0x through the year ending 30 June 2021. The company has paused the return of capital programme until leverage is back within the target range. Adjusted net borrowings to adjusted EBITDA ratio is a non-GAAP measure, see page 123 for reconciliation to GAAP measures.

Business review (continued)

For further details about the shares purchased and the average price paid per share please refer to note 17 in the consolidated financial statements.

During the year ended 30 June 2019 the company purchased call options over 4 million shares at a cost of £14 million to hedge employee share awards and share option grants. These are three-year call options, denominated in sterling. During the year ended 30 June 2018, as part of the employee share schemes, the company purchased 2.5 million ordinary shares, nominal value of £1 million, representing approximately 0.1% of the issued ordinary share capital (excluding treasury shares).

Business review (continued)

Contractual obligations and other commitments

	Payments due by period
As at 30 June 2020	Less than 1 year £ million	1-3 years £ million	3-5 years £ million	More than 5 years £ million	Total £ million
Long-term debt obligations	1,645	2,980	3,079	8,615	16,319
Interest obligations	466	669	541	1,741	3,417
Credit support obligations	180	—	—	—	180
Purchase obligations	1,073	567	128	9	1,777
Commitments for short-term or low-value leases	12	5	1	1	19
Post employment benefits(i)	37	64	53	62	216
Provisions and other non-current payables	185	179	115	174	653
Lease obligations	115	148	80	189	532
Capital commitments	301	10	1	—	312
Other financial liabilities	167	—	—	—	167
Total	4,181	4,622	3,998	10,791	23,592

(i)	For further information see note 13 to the consolidated financial statements.

Long-term debt obligations comprise the principal amount of borrowings (excluding foreign currency swaps) with an original maturity of greater than one year. Interest obligations comprise interest payable on these borrowings and are calculated based on the fixed amounts payable and where the interest rate is variable on an estimate of what the variable rates will be in the future. Credit support obligations represent liabilities to counterparty banks in respect of cash received as collateral under credit support agreements. Purchase obligations include various long-term purchase contracts entered into for the supply of raw materials, principally bulk whisk(e)y, cereals, cans and glass bottles. Contracts are used to guarantee the supply of raw materials over the long term and to enable a more accurate prediction of costs of raw materials in the future. For certain provisions discounted numbers are disclosed.

Corporate tax payable of £246 million and deferred tax liabilities are not included in the table above, as the ultimate timing of settlement cannot be reasonably estimated.

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

For a detailed analysis of the group’s exposure to foreign exchange, interest rate, commodity price, credit and liquidity risks see note 15 to the consolidated financial statements on pages 249-253.

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

The critical accounting policies, which the directors consider are of greater complexity and/or particularly subject to the exercise of judgements, are set out in detail in the relevant notes:

–	Exceptional items - page 213

–	Taxation - pages 219, 220 and 269

–	Brands, goodwill and other intangibles - page 228

–	Post employment benefits - page 239

–	Contingent liabilities and legal proceedings - page 269

New accounting standards

A number of accounting standards, amendments and interpretations have recently been issued by the IASB and IFRIC. Those that are of relevance to the group are discussed in note 1 to the consolidated financial statements on page 206.

Business review (continued)

Definitions and reconciliation of non-GAAP measures to GAAP measures

Diageo’s strategic planning process is based on certain non-GAAP measures, including organic movements. These non-GAAP measures are chosen for planning and reporting, and some of them are used for incentive purposes. The group’s management believes these measures provide valuable additional information for users of the financial statements in understanding the group’s performance. These non-GAAP measures should be viewed as complementary to, and not replacements for, the comparable GAAP measures and reported movements therein.

It is not possible to reconcile the forecast tax rate before exceptional items and forecast organic operating profit increases to the most comparable GAAP measures as it is not possible to predict, without unreasonable effort, with reasonable certainty, the future impact of changes in exchange rates, acquisitions and disposals and potential exceptional items.

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

Organic movements

Organic information is presented using pounds sterling amounts on a constant currency basis excluding the impact of exceptional items, certain fair value remeasurement and acquisitions and disposals. Organic measures enable users to focus on the performance of the business which is common to both years and which represents those measures that local managers are most directly able to influence.

Calculation of organic movements

The organic movement percentage is the amount in the row titled ‘Organic movement’ in the tables below, expressed as a percentage of the absolute amount in the associated relevant row titled ‘2019 adjusted’. Organic operating margin is calculated by dividing operating profit before exceptional items by net sales after excluding the impact of exchange rate movements, certain fair value remeasurement and acquisitions and disposals.

(a) Exchange rates

'Exchange' in the organic movement calculation reflects the adjustment to recalculate the reported results as if they had been generated at the prior period weighted average exchange rates.

The group changed its method of calculating the exchange impact used to calculate organic growth in its results during the year ending 30 June 2020. 'Exchange' in the organic movement calculation now reflects the adjustment to recalculate the reported results as if they had been generated at the prior period weighted average exchange rates. Previously, Diageo had calculated the exchange adjustment included in the organic calculation by translating the prior period results at the current period exchange rates. The change simplified processes by aligning management and organic reporting and is more consistent with how Diageo’s peer group report.

Exchange impacts in respect of the external hedging of intergroup sales by the markets in a currency other than their functional currency and the intergroup recharging of services are also translated at prior period weighted average exchange rates and are allocated to the geographical segment to which they relate. Residual exchange impacts are reported as part of the Corporate segment.

(b) Acquisitions and disposals

For acquisitions in the current period, the post acquisition results are excluded from the organic movement calculations. For acquisitions in the prior period, post acquisition results are included in full in the prior period but are included in the organic movement calculation from the anniversary of the acquisition date in the current period. The acquisition row also eliminates the impact of transaction costs that have been charged to operating profit in the current or prior period in respect of acquisitions that, in management’s judgement, are expected to be completed.

Business review (continued)

Where a business, brand, brand distribution right or agency agreement was disposed of, or terminated, in the reporting period, the group, in the organic movement calculations, excludes the results for that business from the current and prior period. In the calculation of operating profit, the overheads included in disposals are only those directly attributable to the businesses disposed of, and do not result from subjective judgements of management.

In addition, as part of acquisitions and disposals in the reconciliation for operating profit before exceptional items in the year ended 30 June 2019, there is a charge of £15 million in respect of an increase in the contingent consideration payable to the former owners of the Casamigos brand which was acquired in August 2017.

(c) Exceptional items

Exceptional items are those that in management’s judgement need to be disclosed separately. Such items are included within the income statement caption to which they relate, and are excluded from the organic movement calculations. It is believed that separate disclosure of exceptional items and the classification between operating and non-operating further helps investors to understand the performance of the group.

Exceptional operating items are those that are considered to be material and unusual or non-recurring in nature and are part of the operating activities of the group such as impairment of intangible assets and fixed assets, indirect tax settlements, property disposals and changes in post employment plans.

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

Exceptional current and deferred tax items, comprising material unusual non-recurring items that impact taxation. Examples include direct tax provisions and settlements in respect of prior years and the remeasurement of deferred tax assets and liabilities following tax rate changes.

(d) Fair value remeasurement

Fair value remeasurement in the organic movement calculation reflects an adjustment to eliminate the impact of fair value changes in biological assets and fair value changes relating to contingent consideration liabilities and equity options that arose on acquisitions recognised in the income statement.

Business review (continued)

Organic movement calculations for the year ended 30 June 2020 were as follows:

	North America million	Europe and Turkey million	Africa million	Latin America and Caribbean million	Asia Pacific million	Corporate million	Total million
Volume (equivalent units)
2019 reported	49.4	45.4	33.6	22.4	95.1	—	245.9
Disposals(v)	(2.1)	(0.1)	(2.7)	—	—	—	(4.9)
2019 adjusted	47.3	45.3	30.9	22.4	95.1	—	241.0
Organic movement	0.1	(5.2)	(4.0)	(3.4)	(14.5)	—	(27.0)
Acquisitions and disposals(v)	1.0	0.1	1.9	—	—	—	3.0
2020 reported	48.4	40.2	28.8	19.0	80.6	—	217.0
Organic movement %	—	(11)	(13)	(15)	(15)	—	(11)
	North America £ million	Europe and Turkey £ million	Africa £ million	Latin America and Caribbean £ million	Asia Pacific £ million	Corporate £ million	Total £ million
Sales
2019 reported	5,074	5,132	2,235	1,444	5,356	53	19,294
Exchange	(39)	(28)	(4)	3	(8)	2	(74)
Reclassification(iii)	—	—	—	(10)	—	—	(10)
Disposals(v)	(106)	(3)	(114)	(1)	(2)	—	(226)
2019 adjusted	4,929	5,101	2,117	1,436	5,346	55	18,984
Organic movement	98	(388)	(261)	(193)	(718)	(16)	(1,478)
Acquisitions and disposals(v)	42	10	64	—	2	—	118
Exchange	153	(26)	(9)	(59)	15	(1)	73
2020 reported	5,222	4,697	1,911	1,184	4,645	38	17,697
Organic movement %	2	(8)	(12)	(13)	(13)	(29)	(8)

Business review (continued)

	North America £ million	Europe and Turkey £ million	Africa £ million	Latin America and Caribbean £ million	Asia Pacific £ million	Corporate £ million	Total £ million
Net sales
2019 reported	4,460	2,939	1,597	1,130	2,688	53	12,867
Exchange(i)	(34)	(19)	(2)	4	1	2	(48)
Reclassification(iii)	—	—	—	(10)	—	—	(10)
Disposals(v)	(75)	(1)	(91)	(1)	(1)	—	(169)
2019 adjusted	4,351	2,919	1,504	1,123	2,688	55	12,640
Organic movement	105	(358)	(200)	(169)	(423)	(16)	(1,061)
Acquisitions and disposals(v)	32	10	50	—	1	—	93
Exchange(i)	135	(4)	(8)	(46)	4	(1)	80
2020 reported	4,623	2,567	1,346	908	2,270	38	11,752
Organic movement %	2	(12)	(13)	(15)	(16)	(29)	(8)
Marketing
2019 reported	762	490	174	201	412	3	2,042
Exchange	(1)	(11)	—	1	(1)	—	(12)
Reclassification(iii)	—	—	—	(10)	—	—	(10)
Disposals(v)	—	—	(1)	—	—	—	(1)
2019 adjusted	761	479	173	192	411	3	2,019
Organic movement	(49)	(56)	(14)	(29)	(47)	—	(195)
Acquisitions and disposals(v)	3	4	1	—	—	—	8
Exchange	12	1	—	(8)	1	3	9
2020 reported	727	428	160	155	365	6	1,841
Organic movement %	(6)	(12)	(8)	(15)	(11)	—	(10)
Operating profit before exceptional items
2019 reported	1,948	1,014	275	365	703	(189)	4,116
Exchange(ii)	12	(16)	(4)	1	8	(1)	—
Acquisitions and Disposals(v)	(27)	1	(3)	—	—	—	(29)
2019 adjusted	1,933	999	268	366	711	(190)	4,087
Organic movement	80	(243)	(150)	(107)	(207)	38	(589)
Acquisitions and disposals(v)	(1)	(4)	—	—	—	—	(5)
Fair value remeasurement of contingent considerations and equity option (iv)	(10)	(4)	—	7	—	—	(7)
Fair value remeasurement of biological assets	—	—	—	9	—	—	9
Exchange(ii)	32	9	(17)	(27)	(3)	5	(1)
2020 reported	2,034	757	101	248	501	(147)	3,494
Organic movement %	4	(24)	(56)	(29)	(29)	20	(14)
Organic operating margin %
2020	45.2%	29.5%	9.0%	27.1%	22.3%	n/a	30.2%
2019	44.4%	34.2%	17.8%	32.6%	26.5%	n/a	32.3%
Margin movement (bps)	75	(470)	(877)	(544)	(420)	n/a	(212)
(1) For the reconciliation of sales to net sales see page 87.
(2) Percentages and margin movement are calculated on rounded figures.
Notes: Information in respect of the organic movement calculations
(i) The impact of movements in exchange rates on reported figures for net sales is principally in respect of the translation exchange impact of the weakening of sterling against the US dollar, partially offset by strengthening of sterling against the Brazilian real, the Australian dollar and the euro.
(ii) The impact of movements in exchange rates on reported figures for operating profit is principally in respect of the transactional exchange impact of the weakening of the Brazilian real, the Colombian peso and the Nigerian naira, broadly offset by translational exchange impact of the strengthening of the US dollar against sterling.
(iii) For the year ended 30 June 2019 trade investment of £10 million has been reclassified from marketing to net sales.
(iv) Change in contingent consideration re Casamigos was reported as part of acquisitions in year ended 30 June 2019.

(v)	In the year ended 30 June 2020 the acquisitions and disposals that affected volume, sales, net sales, marketing and operating profit were as follows:

Business review (continued)

Acquisitions

	Volume equ. units million	Sales £ million	Net sales £ million	Marketing £ million	Operating profit £ million
Year ended 30 June 2019
Acquisition
Change in contingent consideration re Casamigos	—	—	—	—	15
	—	—	—	—	15
Disposals
Portfolio of 19 brands	(2.2)	(114)	(79)	—	(42)
South African ready to drink	(0.5)	(65)	(43)	—	—
South African cider	—	(4)	(4)	—	(1)
UNB	(2.2)	(43)	(43)	(1)	(1)
	(4.9)	(226)	(169)	(1)	(44)
Acquisitions and disposals	(4.9)	(226)	(169)	(1)	(29)
Year ended 30 June 2020
Acquisition
Seedlip and Aecorn	0.1	12	12	7	(8)
	0.1	12	12	7	(8)
Disposals
Supply contracts in respect of the 19 brands sold to Sazerac	1.1	42	31	—	3
South African ready to drink	0.3	33	19	—	—
UNB	1.5	31	31	1	—
	2.9	106	81	1	3
Acquisitions and disposals	3.0	118	93	8	(5)

Business review (continued)

Earnings per share before exceptional items

Earnings per share before exceptional items is calculated by dividing profit attributable to equity shareholders of the parent company before exceptional items by the weighted average number of shares in issue.

Earnings per share before exceptional items for the year ended 30 June 2020 and 30 June 2019 are set out in the table below.

	2020 £ million	2019 £ million
Profit attributable to equity shareholders of the parent company	1,409	3,160
Exceptional operating and non-operating items	1,380	(61)
Exceptional taxation charges/(benefits)	—	10
Tax in respect of exceptional operating and non-operating items	(154)	29
Exceptional items attributable to non-controlling interests	(69)	26
	2,566	3,164
Weighted average number of shares	million	million
Shares in issue excluding own shares	2,346	2,418
Dilutive potential ordinary shares	8	10
	2,354	2,428
	pence	pence
Basic earnings per share before exceptional items	109.4	130.8
Diluted earnings per share before exceptional items	109.0	130.3
(1) The impact of the adoption of IFRS 16 on 1 July 2019 on earnings per share before exceptional items for year ended 30 June 2020 is immaterial.

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

Free cash flow reconciliations for the years ended 30 June 2020 and 30 June 2019 are set out in the table below:

	2020 £ million	2019 £ million
Net cash inflow from operating activities	2,320	3,248
Disposal of property, plant and equipment and computer software	14	32
Purchase of property, plant and equipment and computer software	(700)	(671)
Movements in loans and other investments	—	(1)
Free cash flow	1,634	2,608
(1) Free cash flow for the year ended 30 June 2020 has benefited by £74 million as a result of the adoption of IFRS 16 on 1 July 2019.

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

Calculations for the return on average total invested capital for the year ended 30 June 2020 and 30 June 2019 are set out in the table below.

	2020 £ million	2019 £ million
Operating profit	2,137	4,042
Exceptional operating items	1,357	74
Profit before exceptional operating items attributable to non-controlling interests	(114)	(151)
Share of after tax results of associates and joint ventures	282	312
Tax at the tax rate before exceptional items of 21.7% (2019 – 20.6%)	(795)	(881)
	2,867	3,396
Average net assets (excluding net post employment assets/liabilities)	9,063	10,847
Average non-controlling interests	(1,723)	(1,776)
Average net borrowings	12,551	10,240
Average integration and restructuring costs (net of tax)	1,639	1,639
Goodwill at 1 July 2004	1,562	1,562
Average total invested capital	23,092	22,512
Return on average total invested capital	12.4%	15.1%
(1) Calculation of average net borrowings includes £251million in respect of IFRS 16 adoption for 1 July 2019.
(2) The return on average total invested capital for the year ended 30 June 2020 was adversely impacted by 18bps as a result of the adoption of IFRS 16 on 1 July 2019.

Business review (continued)

Adjusted net borrowings to earnings before exceptional operating items, interest, tax, depreciation, amortisation and impairment (adjusted EBITDA)

Diageo manages its capital structure with the aim of achieving capital efficiency, provide flexibility to invest through the economic cycle and give efficient access to debt markets at attractive cost levels. The group regularly assesses its debt and equity capital levels to enhance its capital structure by reviewing the ratio of adjusted net borrowings to adjusted EBITDA.

Calculations for the ratio of adjusted net borrowings to adjusted EBITDA at year ended 30 June 2020 and 30 June 2019 are set out in the table below.

	2020 £ million	2019 £ million
Borrowings due within one year	1,995	1,959
Borrowings due after one year	14,790	10,596
Fair value of foreign currency derivatives and interest rate hedging instruments	(686)	(474)
Lease liabilities	470	128
Less: Cash and cash equivalents	(3,323)	(932)
Net borrowings	13,246	11,277
Post employment benefit liabilities before tax	749	846
Adjusted net borrowings	13,995	12,123
Profit for the year	1,454	3,337
Taxation(i)	589	898
Net finance charges	353	263
Depreciation, amortisation and impairment (excluding exceptional items)	494	374
Exceptional impairment	1,345	—
EBITDA	4,235	4,872
Exceptional operating items (excluding impairment)	12	74
Non-operating items	23	(144)
Adjusted EBITDA	4,270	4,802
Adjusted net borrowings to adjusted EBITDA	3.3	2.5

(i)
For the year ended 30 June 2020 taxation includes £165 million tax credit on exceptional impairment, £11 million tax charge on other exceptional operating items, £nil on non-operating items and £nil exceptional tax charge (2019 - £nil, £4 million tax credit, £33 million tax charge and £10 million exceptional tax charge, respectively).

(1) The ratio of adjusted net borrowings to adjusted EBITDA at 30 June 2020 increased by 0.1 times as a result of the adoption of IFRS 16 on 1 July 2019.

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

The tax rates from operations before exceptional and after exceptional items for the year ended 30 June 2020 and year ended 30 June 2019 are set out in the table below:

	2020 £ million	2019 £ million
Tax before exceptional items (a)	743	859
Tax in respect of exceptional items	(154)	29
Exceptional tax charge/(credit)	—	10
Taxation on profit (b)	589	898
Profit before taxation and exceptional items (c)	3,423	4,174
Non-operating items	(23)	144
Exceptional finance charges	—	(9)
Exceptional operating items	(1,357)	(74)
Profit before taxation (d)	2,043	4,235
Tax rate before exceptional items (a/c)	21.7%	20.6%
Tax rate after exceptional items (b/d)	28.8%	21.2%
(1) The tax rate before exceptional items is not materially affected by the adoption of IFRS 16 on 1 July 2019.

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

Shipments comprise the volume of products made to Diageo’s immediate (first tier) customers. Depletions are the estimated volume of the onward sales made by Diageo's immediate customers. Both shipments and depletions are measured on an equivalent units basis.

References to emerging markets include Russia, Eastern Europe, Turkey, Africa, Latin America and Caribbean, and Asia Pacific (excluding Australia, Korea and Japan).

References to reserve brands include, but are not limited to, Johnnie Walker Blue Label, Johnnie Walker Green Label, Johnnie Walker Gold Label Reserve, Johnnie Walker Aged 18 Years, John Walker & Sons Collection and other Johnnie Walker super premium brands; Roe & Co; The Singleton, Cardhu, Talisker, Lagavulin and other malt brands; Buchanan’s Special Reserve, Buchanan’s Red Seal; Bulleit Bourbon, Bulleit Rye; Tanqueray No. TEN, Tanqueray ready to drink, Tanqueray Malacca Gin; Cîroc, Ketel One vodka, Ketel One Botanicals; Don Julio, Casamigos, Zacapa, Bundaberg SDlx, Shui Jing Fang, Jinzu gin, Haig Club whisky, Orphan Barrel whiskey and DeLeón Tequila; Villa Ascenti, Copper Dog whisky, Belsazar, Pierde Almas.

References to global giants include the following brand families: Johnnie Walker, Smirnoff, Captain Morgan, Baileys, Tanqueray and Guinness. Local stars spirits include Buchanan’s, Bundaberg, Crown Royal, JεB, McDowell’s, Old Parr, Yenì Raki, Black & White, Shui Jing Fang, Windsor and Ypióca. Global giants and local stars exclude ready to drink and beer except Guinness. References to Shui Jing Fang represent total Chinese white spirits of which Shui Jing Fang is the predominant brand.

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

Governance

Board of Directors and Company Secretary

Diversity, balance and experience

Javier Ferrán
Chairman 3*
Nationality: Spanish
Appointed Chairman and Chairman of the Nomination Committee: January 2017 (Appointed Chairman Designate and Non-Executive Director: July 2016)
Key strengths: Brings extensive board-level experience from the drinks and consumer products industry, including at chief executive level, and has a wealth of experience in consumer goods through his venture capital activities to draw from in his role as Chairman and leader of the Board
Current external appointments: Non-Executive Director, International Consolidated Airlines Group, S.A., Coca-Cola European Partners plc; BlackRock Long Term Private Capital
Previous relevant experience: Non-Executive Director and Senior Independent Director, Associated British Foods plc; Member, Advisory Board of ESADE Business School; President and CEO, Bacardi Limited; Non-Executive Director, SABMiller plc

Ivan Menezes
Chief Executive 2*
Nationality: American/British
Appointed Chief Executive: July 2013 (Appointed Executive Director: July 2012)
Key strengths: Has extensive experience of over 20 years with the Diageo group at operational and leadership levels and within the consumer products industry, which brings valuable insight to lead the group and implement the strategy
Current external appointments: Vice Chairman of the Council, Scotch Whisky Association; Non-Executive Director, Tapestry Inc.; Member of the Global Advisory Board, Kellogg School of Management, Northwestern University; Trustee, Movement to Work; Member, International Alliance for Responsible Drinking, CEO Group
Previous Diageo roles: Chief Operating Officer; President, North America; Chairman, Diageo Asia Pacific; Chairman, Diageo Latin America and Caribbean; senior management positions, Guinness and then Diageo
Previous relevant experience: marketing and strategy roles, Nestlé, Booz Allen Hamilton Inc. and Whirlpool

Kathryn Mikells
Chief Financial Officer 2
Nationality: American
Appointed Chief Financial Officer and Executive Director: November 2015
Key strengths: Brings skills and experience from finance-based roles to effectively manage the group’s affairs relating to accounting, tax, treasury and investor relations, as well as commercial experience to the Board’s discussions
Current external appointments: Non- Executive Director and Audit Committee Chair, The Hartford Financial Services Group, Inc.; Member of the Main Committee, 100 Group of Finance Directors
Previous relevant experience: Corporate Executive Vice President and Chief Financial Officer, Xerox Corporation; Senior Vice President and Chief Financial Officer, ADT Corporation; Executive Vice President and Chief Financial Officer, Nalco Holding Company; Executive Vice President and CFO, UAL Corporation

Susan Kilsby
Senior Independent Director 1,3,4*
Nationality: American/British
Appointed Senior Independent Director: October 2019 (Appointed Non-Executive Director: April 2018 and Chairman of the Remuneration Committee: January 2019)
Key strengths: Brings wide-ranging corporate governance and board-level experience across a number of industries, including a consumer goods sector focus, with particular expertise in mergers and acquisitions, corporate finance and transaction advisory work
Current external appointments: Non-Executive Director, Unilever PLC, Unilever N.V., Fortune Brands Home & Security, Inc., BHP Group Plc, BHP Group Limited; Member, the Takeover Panel
Previous relevant experience: Senior Independent Director, BBA Aviation plc; Chairman, Shire plc, Mergers and Acquisitions EMEA, Credit Suisse; Senior Advisor, Credit Suisse; Non-Executive Director, Goldman Sachs International, Keurig Green Mountain, L’Occitane International, Coca-Cola HBC

Governance (continued)

Melissa Bethell 1,3,4
Non-Executive Director
Nationality: American/British
Appointed Non-Executive Director: June 2020
Key strengths: Has extensive international corporate and financial experience, including in relation to private equity, financial sectors, strategic consultancy and advisory services, as well as having strong non-executive experience at board and committee levels across a range of industries, including retail, consumer goods and financial services
Current external appointments:
Managing Partner, Atairos Europe; Non-Executive Director, Tesco plc, Exor N.V.
Previous relevant experience: Managing Director and Senior Advisor, Private Equity, Bain Capital; Non-Executive Director, Atento S.A., Worldpay plc; Samsonite S.A.

Ho KwonPing
Non-Executive Director 1,3,4
Nationality: Singaporean
Appointed Non-Executive Director: October 2012
Key strengths: Brings extensive commercial and entrepreneurial experience of operating in emerging markets, in particular in Asia Pacific, as well as in various consumer-facing industries such as retail banking, airlines and hospitality
Current external appointments: Executive Chairman and Founder, Banyan Tree Holdings Limited; Chairman, Laguna Resorts & Hotels Public Company Limited (a subsidiary of Banyan Tree Holdings Limited) and Thai Wah Public Company Limited (each such company being owned or ultimately controlled by Ho KwonPing’s family); Chairman of Board of Trustees, Singapore Management University
Previous relevant experience: Member, Global Advisory Board of Moelis & Company; Chairman, MediaCorp Pte. Ltd; Non-Executive Director, Singapore Airlines Limited, Singapore Power Limited, Standard Chartered PLC

Lady Mendelsohn
Non-Executive Director 1,3,4
Nationality: British
Appointed Non-Executive Director: September 2014
Key strengths: Has specialist knowledge and understanding of consumer-facing emerging technologies, cyber security and data issues, as well as wide experience of board and committee level appointments across diverse commercial, governmental and charitable institutions, as well as advisory roles in advertising and production of consumer goods
Current external appointments: Vice President, Facebook EMEA; Co-President, Norwood; Member, Mayor’s Business Advisory Board; Member, HMG Industrial Strategy Council
Previous relevant experience: Executive Chairman, Karmarama; Deputy Chairman, Grey London; Board Director, BBH and Fragrance Foundation; President, Institute of Practitioners in Advertising; Director, Women’s Prize for Fiction; Co-Chair, Creative Industries Council; Board Member, CEW; Trustee, White Ribbon Alliance; Chair, Corporate Board, Women’s Aid

Alan Stewart
Non-Executive Director 1*,3,4
Nationality: British
Appointed Non-Executive Director: September 2014 (Appointed Chairman of the Audit Committee: January 2017)
Key strengths: Has a strong background in financial, investment banking and commercial matters, with particular expertise in consumer retail industries, as well as board and committee level experience at industry institutions
Current external appointments: Chief Financial Officer, Tesco PLC; Non-Executive Director, Tesco Bank; Member of the Advisory Board, Chartered Institute of Management Accountants; Member of the Main Committee & Chairman of Pension Committee, 100 Group of Finance Directors; Co-Chair, A4S CFO Network
Previous relevant experience: Chief Financial Officer, Marks & Spencer, AWAS; Non- Executive Director, Games Workshop plc; Group Finance Director, WH Smith plc; Chief Executive, Thomas Cook UK

Siobhán Moriarty
General Counsel & Company Secretary
Nationality: Irish
Appointed General Counsel: July 2013
Appointed Company Secretary: August 2018
Previous Diageo roles: General Counsel Designate; Corporate M&A Counsel; Regional Counsel Ireland; General Counsel Europe
Previous relevant experience: various positions in law firm private practice, Dublin and London
Current external appointments: Non-Executive Director, Friends Board of the Royal Academy of Arts; Board Member, European General Counsel Association

Governance (continued)

Changes since 1 July 2019

–	Debra Crew ceased to be a Non-Executive Director on 24 March 2020 and became President, Diageo North America from 1 July 2020.

–	Melissa Bethell was appointed as Non-Executive Director with effect from 30 June 2020.

–	Lord Davies of Abersoch retired from the Board on 30 June 2020.

Future appointments

–	Sir John Manzoni has been appointed as a Non-Executive Director with effect from 1 October 2020.

–	Valérie Chapoulaud-Floquet has been appointed as a Non-Executive Director with effect from 1 January 2021.

Board committees
1. Audit Committee
2. Executive Committee
3. Nomination Committee
4. Remuneration Committee
*Chairman of the committee

Board diversity

●	Chairman	12%	●	Male	50%	●	0-3 years	40%
●	Executive Directors	25%	●	Female	50%	●	3-6 years	40%
●	Non-Executive Directors	63%				●	6-9 years	20%

Governance (continued)

Executive Committee

Board skills and expertise

Ewan Andrew
President, Global Supply and Procurement
Nationality: British
Appointed: September 2019
Previous Diageo roles: Supply Director, International Supply Centre; Senior Vice President, Supply Chain & Procurement, Latin America & Caribbean; Senior Vice President Manufacturing & Distilling, North America; various supply chain, operational management and procurement roles
Current external appointments: Member of the Council, Scotch Whisky Association

Debra Crew
President, Diageo North America
Nationality: American
Appointed: July 2020
Previous Diageo roles: Non-Executive Director, Diageo plc
Previous relevant experience: Non-Executive Director, Newell Brands; President and CEO, Reynolds American, Inc; President, PepsiCo North America Nutrition, PepsiCo Americas Beverages, Western Europe Region; various positions with Kraft Foods, Nestlé. S.A., and Mars
Current external appointments: Non-Executive Director, Stanley Black & Decker, Inc., Mondelēz International

Cristina Diezhandino
Chief Marketing Officer
Nationality: Spanish
Appointed: July 2020
Previous Diageo roles: Global Category Director Scotch & Managing Director Reserve Brands; Managing Director, Caribbean and Central America; Marketing & Innovation Director, Diageo Africa; Category Director, Scotch Portfolio & Gins; Global Brand Director, Johnnie Walker
Previous relevant experience: Corporate Marketing Director, Allied Domecq Spain; marketing roles, Unilever HPC US, UK and Spain

Sam Fischer
President, Diageo Greater China and Asia Pacific
Nationality: Australian
Appointed: September 2014
Previous Diageo roles: Managing Director, Diageo Greater China; Managing Director of South East Asia, Diageo Asia Pacific; General Manager, Diageo IndoChina and Vietnam
Previous relevant experience: Senior management roles across Central Europe and Indochina, Colgate Palmolive
Current external appointments: Non-Executive Director, Burberry PLC

Alberto Gavazzi
President, Diageo Latin America and Caribbean, Global Travel & Sales Opex
Nationality: Brazilian/Italian
Appointed: July 2013
Previous Diageo roles: Managing Director, West Latin America and Caribbean; Global Category Director Whiskey, Gins and Reserve Brands; General Manager Brazil, Paraguay and Uruguay; Vice President Consumer Marketing, Chicago; Marketing Director, Brazil
Previous relevant experience: Colgate-Palmolive; Unilever PLC

John Kennedy
President, Diageo Europe, Turkey and India
Nationality: American
Appointed: July 2016
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
Appointed: September 2014
Previous Diageo roles: CEO-Designate, United Spirits Limited
Previous relevant experience: Various management roles at Mondelēz International, Cadbury and Unilever
Current external appointments: Member of the Board of Governors, Indian Institute of Management, Jammu

Daniel Mobley
Corporate Relations Director
Nationality: British
Appointed: June 2017
Previous Diageo roles: Corporate Relations Director, Europe
Previous relevant experience: Regional Head of Corporate Affairs India & South Asia, Regional Head of Corporate Affairs Africa, Group Head of Government Relations, Standard Chartered; extensive government experience including in HM Treasury and Foreign & Commonwealth Office

Mairéad Nayager
Chief HR Officer
Nationality: Irish
Appointed: October 2015
Previous Diageo roles: HR Director, Diageo Europe; HR Director, Brandhouse, South Africa; HR Director, Diageo Africa Regional Markets; Talent & Organisational Effectiveness Director, Diageo Africa; Employee Relations Manager, Diageo Ireland
Previous relevant experience: Irish Business and Employers’ Confederation

John O’Keeffe
President, Diageo Africa
Nationality: Irish
Appointed: July 2015
Previous Diageo roles: CEO and Managing Director, Guinness Nigeria; Global Head, Innovation; Global Head, Beer and Baileys; Managing Director Russia and Eastern Europe; various general management and marketing positions

Ivan Menezes, Kathryn Mikells and Siobhán Moriarty are also members of the Executive Committee.  Their biographies are found on pages 133 and 134.

Executive Committee diversity
As at 30 June 2020

Governance (continued)

Letter from the Chairman of the Board of Directors

Solid governance principles

Dear Shareholder

I am pleased, on behalf of the Board, to present the corporate governance report for the year ended 30 June 2020. It is the Board’s role to provide effective leadership to promote the long-term sustainable success of Diageo and to deliver long-term, sustainable value for shareholders. It is the responsibility of the Board to ensure that Diageo conducts its business with high standards of ethical behaviour and in a manner which contributes positively to wider society, having regard to the interests of its different stakeholders. In challenging and fast-moving environments, particular emphasis is placed on the Board’s ability to exercise good judgement as to the management of risk, the allocation of capital and other resources, while always adhering to uncompromising ethical standards. Underpinned by a strong purpose, values and culture, and led by a high-functioning Board and experienced Executive Committee, I am proud of the resilience and commitment shown by Diageo and its people during the year, and in particular during this recent difficult period.

Good corporate governance is a key factor in achieving effective leadership and sustainable corporate behaviour, irrespective of the external environment. It means ensuring that there is an effective framework of internal controls, practices, policies and systems which together define clear levels of accountability and authority for decision-making, enabling management to take appropriate levels of risk within a culture of openness, ethics and values. The Board sets the tone for Diageo, guided by our deeply engrained corporate purpose and values, in achieving our Performance Ambition. Details of our governance structure and processes are set out on pages 140 to 141.

Throughout this year, there has been much focus on considering the impact of decisions on different stakeholder groups and on ensuring that decisions are made in light of the impact they may have on those stakeholders. In my role as designated non-executive director for workforce engagement, I have benefitted greatly from my interactions with the Diageo workforce across different locations and have sought to understand their views, present them to the Board and ensure that they are considered in our decision-making. Further details of how the Board engages with different stakeholder groups are set out on pages 145 and 146.

A good board is formed of a diverse group of individuals, each contributing different experiences, skills and backgrounds, and which enables independent and effective leadership coalescing around a common purpose and performance ambition. Inclusion and diversity remains a vital priority for us as a Board and for the wider company, and with that in mind, we are delighted to have announced the appointments of Melissa Bethell who joined the Board on 30 June 2020, as well as Sir John Manzoni and Valérie Chapoulaud-Floquet who will be joining the Board in October 2020 and January 2021 respectively. I am also excited that Debra Crew, formerly a non-executive director, has made the transition into executive management, being appointed President, Diageo North America. Finally, I am deeply grateful to Lord Davies, who has recently retired after more than nine years’ service on the Board, and to Ho KwonPing, who will shortly retire from the Board after eight years’ service. Further details of our Diversity Policy and recent changes to the Board are set out on pages 139 and 135.

We are clear that Diageo’s ability to deliver our strategy and to create sustainable long-term value for shareholders and other stakeholders is predicated on robust and efficient governance structures and processes, whatever the external environment. We remain firmly of the view that good corporate governance contributes to a sustainable business over the long term for the benefit of society as a whole.

Javier Ferrán
Chairman

Governance (continued)

Corporate governance report

Enabling our ambition

Compliance statement

The principal corporate governance rules applying to Diageo (as a UK company listed on the London Stock Exchange) for the year ended 30 June 2020 are contained in the UK Corporate Governance Code (the Code) and the UK Financial Conduct Authority (FCA) Listing Rules, which require us to describe, in our Annual Report, our corporate governance from two points of view: the first dealing generally with our application of the Code’s main principles and the second dealing specifically with non-compliance with any of the Code’s provisions. The two descriptions together are designed to give shareholders a picture of governance arrangements in relation to the Code as a criterion of good practice.

A copy of the Code is publicly available on the website of the Financial Reporting Council (FRC), www.frc.org.uk.

Diageo can confirm that it has complied with all relevant provisions set out in the Code throughout the year. Details of changes to pension contributions for Executive Directors as required under the Code can be found in the Directors’ remuneration report on page 161.

Diageo must also comply with corporate governance rules contained in the FCA Disclosure Guidance and Transparency Rules and certain related provisions in the Companies Act 2006 (the Act).

As well as being subject to UK legislation and practice, as a company listed on the New York Stock Exchange (NYSE), Diageo is subject to the listing requirements of the NYSE and the rules of the U.S. Securities and Exchange Commission (SEC), as they apply to foreign private issuers. Compliance with the provisions of the US Sarbanes-Oxley Act of 2002 (SOX), as it applies to foreign private issuers, is continually monitored.

As Diageo follows UK corporate governance practice, differences from the NYSE corporate governance standards are summarised in Diageo’s 20-F filing and on our website at www.diageo.com/en/our-business/corporate-governance/compliance/.

Board of Directors

Composition of the Board

The Board comprises the Non-Executive Chairman, two Executive Directors, the Senior Independent Director, and four independent Non-Executive Directors. The biographies of all Directors are set out in this Annual Report on pages 133 and 134.

Inclusion and diversity

Valuing inclusion and diversity is one of the core principles of Diageo's global Human Rights Policy which applies to all employees, subsidiaries and third-party contractors and which has been implemented as part of our Code of Business Conduct programme. Our objective is to maintain and sustain an inclusive and diverse business in order to create a better working environment and a better-performing business.

The Board has adopted a written Diversity Policy which is applicable to the Board only and sits alongside Diageo’s Code of Business Conduct and associated global policies, which set out Diageo’s broader commitment to inclusion and diversity. Diageo strongly supports diversity within its Board of Directors, including gender, age and professional diversity, as well as diversity of thought. The Board is comprised of individuals from a diverse range of skills, industries, backgrounds and nationalities, which enables a broad evaluation of all matters considered by the Board and contributes to a culture of collaborative and constructive discussion. The Board’s objective, as set out in its Diversity Policy, is that it shall include no less than 40% female representation (with the ultimate goal being parity between males and females on the Board) and at least one director from an ethnic minority background. Currently, women make up 50% of the Board and there are three directors from ethnic minority backgrounds.
Further information can be found in the 'Champion inclusion and diversity' and 'Our people' sections of 'Our strategic priorities' on pages 46 and 48.

Governance (continued)

Duties of the Board

The Board manages overall control of the company’s affairs with reference to the formal schedule of matters reserved for the Board for decision. The schedule was last reviewed in April 2020 and is available at www.diageo.com/en/our-business/corporate-governance/committees/.

The Board has agreed an approach and adopted guidelines for dealing with conflicts of interest, and responsibility for authorising conflicts of interest is included in the schedule of matters reserved for the Board. The Board confirmed that, it was not aware of any situations that may or did give rise to conflicts with the interests of the company, other than those that may arise from Directors’ other appointments as disclosed in their biographies.

In order to fulfil their duties, procedures are in place for Directors to seek both independent advice and the advice and services of the Company Secretary who is responsible for advising the Board, through the Chairman, on all governance matters. The Non-Executive Directors meet without management present, and also meet with the Chairman without management present, on a regular basis.

The terms of reference of Board Committees are reviewed regularly, most recently in April and June 2020, and are available at www.diageo.com/en/our-business/corporate-governance/committees/.

Corporate governance structure and division of responsibilities

The Board has established a corporate governance framework as shown below and on page 140 and 141. This includes the three Board Committees (Audit Committee, Nomination Committee and Remuneration Committee), as well as management committees which report to the Chief Executive Officer or Chief Financial Officer (Executive Committee, Finance Committee, Audit & Risk Committee and Filings Assurance Committee).
There is a clear separation of the roles of the Chairman, the Senior Independent Director and the Chief Executive which has been clearly established, set out in writing and agreed by the Board. No individual or group dominates the Board’s decision-making processes.
Further details on the Board Committees can be found in the separate reports from each Committee on pages 154 to 194, and details of the Executive Committee can be found on page 150.

Nomination Committee
Audit Committee
Remuneration Committee
Independent oversight and rigorous challenge
Board of Directors
Chief Executive has delegated authority to these Committees
Leadership
Executive Committee
Filings Assurance Committee
Finance Committee
Audit & Risk Committee
Business unit risk management

Governance (continued)

Leadership	Independent oversight and rigorous challenge
Chairman
Javier Ferrán
• Responsible for the operation, leadership and governance of the Board
• Ensures all Directors are fully informed of matters and receives precise, timely and clear information sufficient to make informed judgements
• Sets Board agendas and ensures sufficient time is allocated to ensure effective debate to support sound decision making
• Ensures the effectiveness of the Board
• Engages in discussions with shareholders
• Meets with the Non-Executive Directors independently of the Executive Directors
• Designated non-executive director for workforce engagement

Non-Executive Directors
Melissa Bethell, Ho KwonPing, Lady Mendelsohn and Alan Stewart
The Non-Executive Directors, all of whom the Board has determined are independent, experienced and influential individuals from a diverse range of industries, backgrounds and countries. The independence of Ho KwonPing, who has served on the Board for over six years, was reviewed in 2019.
• Constructively challenge the Executive Directors
• Develop proposals on strategy
• Scrutinise the performance of management
• Satisfy themselves on the integrity of the financial information, controls and systems of risk management
• Set the levels of remuneration for Executive Directors and senior management
• Make recommendations to the Board concerning appointments to the Board
• Devote such time as is necessary to the proper performance of their duties
• A summary of the terms and conditions of appointment of the Non-Executive Directors is available at www.diageo.com/en/our-business/corporate-governance/compliance/.

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

Chief Financial Officer
Kathryn Mikells
• Manages all aspects of the group’s financial affairs
• Responsible for the management of the capital structure of the company
• Contributes to the management of the group’s operations
• Along with the Chief Executive, leads discussions with investors
• Is supported by the Finance Committee and Filings Assurance Committee in the management of the financial affairs and reporting of the company

Senior Independent Director
Susan Kilsby
• Acts as a sounding board for the Chairman and serves as an intermediary for the other Directors where necessary
• Together with the other Non-Executive Directors, leads the review of the performance of the Chairman, taking into account the views of the Executive Directors
• Available to shareholders if they have concerns where contact through the normal channels has failed

Company Secretary
Siobhán Moriarty
• The Board is supported by the Company Secretary who ensures information is made available to Board members in a timely fashion
• Supports the Chairman in setting Board agendas, designing and delivering Board inductions and Board evaluations, and co-ordinates post-evaluation action plans, including risk review and training requirements for the Board
• Advises on corporate governance matters

Considering stakeholders in decision-making

During the year the Board reviewed how it was structured as regards governance of the group’s environmental, social and governance (ESG) programmes. This review was considered in the light of increased expectations as to listed companies’
commitment to such matters by a number of stakeholder groups, including consumers, government and employees. As part of its review, the Board considered the governance structures of peer group companies, the experience of individual Directors and feedback received directly from certain institutional investor bodies and indirectly through the company’s brokers.

It was concluded that ESG was of such critical importance that all Directors should retain primary responsibility and involvement, rather than constituting a new standing committee of the Board dedicated to ESG matters.

Governance (continued)

Board skills and experience

The Board is of the view that it is essential to have an appropriate mix of attributes amongst its Directors, in particular in relation to experience, expertise, diversity and independence. Such a mixture of attributes enables the Board as a whole to provide informed opinions and advice on strategy and relevant topics, thereby discharging its duty of oversight. Key strengths and relevant experience of each Director are set out on pages 133 to 134, and a matrix of the Board’s current skills and experience is set out in the following chart.

●	Finance
●	Banking / corporate finance
●	Consumer products
●	Sales and marketing
●	General management

Board attendance

Directors’ attendance record at the AGM, scheduled Board meetings and Board Committee meetings, for the year ended 30 June 2020 is set out in the table below. For Board and Board Committee meetings, attendance is expressed as the number of meetings attended out of the number that each Director was eligible to attend. Where Directors were unable to attend a meeting, they gave their views to the Chairmen of each respective meeting ahead of that meeting being held.

	Annual General Meeting 2019	Board (maximum 9)	Audit Committee (maximum 5)		Nomination Committee (maximum 5)		Remuneration Committee (maximum 5)
Javier Ferrán	✓	9/9	5/5	(i)	5/5		5/5	(i)
Ivan Menezes	✓	9/9	2/5	(i)	5/5	(i)	5/5	(i)
Kathryn Mikells	✓	9/9	5/5	(i)	0/0		4/5	(i)
Susan Kilsby	✓	9/9	5/5		5/5		5/5
Melissa Bethell(ii)	N/A	0/0	0/0		0/0		0/0
Ho KwonPing(iii)	✓	9/9	3/5		3/5		3/5
Nicola Mendelsohn(iii)	✓	8/9	4/5		4/5		4/5
Alan Stewart	✓	9/9	5/5		5/5		5/5

Former Directors
Debra Crew(iv)	✓	5/5	4/4		3/3		3/3
Lord Davies(iii)(v)	✓	7/9	4/5		4/5		2/5

(i)	Attended by invitation.

(ii)	Appointed to the Board on 30 June 2020.

(iii)	Where Non-Executive Directors were unable to attend a meeting, they gave their views to the Chairman of each respective meeting ahead of the meeting being held.

(iv)	Retired from the Board on 24 March 2020.

(v)	Retired from the Board on 30 June 2020.

Governance (continued)

Resilient and robust decision-making during the pandemic

In order better to assess the impact of the Covid-19 pandemic, to make well-informed and timely decisions and to provide strategic guidance on how the pandemic might impact Diageo’s business and operations, the Board increased the frequency of its meetings during April, May and June 2020, changed the agenda for its two-day Annual Strategy Conference held in April to focus solely on the impact of the pandemic, and constituted a committee of the Board with authority to approve urgent matters with agility and speed. The Board met virtually, using audio-video conferencing, to enable Directors located in different locations and time zones to participate in meetings, with senior executives providing updates and presentations. The agendas for these additional meetings were dedicated to providing the Board with the latest information on government containment measures taken or likely to be taken in various countries, including lockdowns, trade restrictions and closures, changes in macro-economic activity, including consumer behaviour and trends over the short and long terms, and scenario planning for the potential impact on Diageo’s business and that of our direct and indirect customers in different markets. The Board was also provided with information on the company’s liquidity position, latest trading and financial data, and details of management’s proposed actions in relation to Diageo’s workforce, plants and facilities, a number of which were closed as a result of government containment measures in some countries such as India and South Africa.

Decisions were taken to manage the company’s liquidity, including reducing discretionary expenditure, monitoring working capital, launching debt issuances, and to reallocate resources and A&P expenditure to address changing consumer behaviour, including significantly decreased sales in the on-trade but increased sales in off-trade and e-commerce channels. A key priority is to ensure that Diageo emerges strongly from the pandemic, with its reputation enhanced by the decisions and actions taken by the Board and management over the period. It was therefore critical for the Board to ensure that Diageo’s workforce was protected through appropriate safety protocols across all production and office sites, including increased sanitation measures, safety equipment and restrictions on access, including office closures and working from home where possible. Another important consideration for the Board has been to provide appropriate support to its other stakeholders through initiatives such as the $100 million 'Raising the Bar' fund to assist the on-trade recovery, creation of materials for consumers including the 'Virtual Good Host Guide', the donation of alcohol to be made into bottles of sanitiser for frontline healthcare workers in a number of markets, working closely with suppliers and customers to minimise business disruption and to provide support packages for bartenders and others impacted by trade restrictions and closures.

Board activities

Details of the main areas of focus of the Board and its Committees during the year are summarised below.

Relevance to strategy:
Efficient Growth - ①
Consistent Value Creation - ②
Credibility and Trust - ③
Engaged People - ④

Governance (continued)

Area of focus	Strategic priority	Strategic outcome
Strategic matters
• Held the Annual Strategy Conference through an online meeting at which the group’s strategy was considered in depth, including the potential impact of the Covid-19 pandemic on consumer behaviour and the group’s strategy and operations
• Regularly reviewed the group’s performance against the strategy
• Received reports on the financial performance of the group
• Reviewed the group’s tax strategic planning
• Reviewed the group’s e-commerce strategy, North America commercial strategy and ambition, and the Africa strategy and performance
• Reviewed the group’s strategy as to media procurement, raw materials procurement and global supply footprint
	-Sustain quality growth -Invest smartly -Pioneer grain-to-glass sustainability	① ②
Operational matters
• Reviewed and approved the annual funding plan, insurance, banking and capital expenditure requirements
• Reviewed the impact of global trade developments and disputes
• Reviewed the impact of Brexit and mitigation planning for Brexit and other related risks
• Regularly reviewed and approved the group’s business development activities, reorganisations and various other projects
• Approved various significant procurement and other contracts and reviewed product quality risk management processes
• Reviewed the company’s innovation pipeline
• Reviewed significant office and supply site property developments and proposals
• Visited Diageo’s new offices in New York, which included receiving reports from management and meeting employees
	-Sustain quality growth -Embed everyday efficiency -Invest smartly -Pioneer grain-to-glass sustainability	① ② ③ ④
Stakeholders
• Reviewed the group’s strategy in relation to environmental, social and governance policy and proposed targets
• Considered the company’s culture
• Reviewed and made decisions in relation to the company’s capital allocation and liquidity position, and its return of capital policy, including its dividend and share buyback programmes
• Received reports on workforce engagement over the year
• Reviewed the company’s succession planning and talent strategy and board diversity policy
• Reviewed the company’s sustainability and environmental strategy and proposed approach as to future ambition
• Reviewed the company’s key pensions governance and funding positions
• Received regular investor reports and reviewed a detailed investor perceptions study
• Twice yearly, received an update on ESG matters
	-Sustain quality growth -Pioneer grain-to-glass sustainability -Promote positive drinking -Champion inclusion and diversity	① ② ③ ④
Governance, assurance and risk management
• Received reports on the work of the various Board Committees
• Received regular reports in relation to material legal matters
• Received updates on regulatory and governance developments and areas of risk
• Agreed actions from the 2019 internal evaluation of the Board’s performance
• Approved the approach in relation to the 2020 external Board evaluation process
• Approved the appointment of new Non-Executive Directors and new Senior Independent Director
• Reviewed and approved new terms of reference for the Audit Committee, Remuneration Committee and Nomination Committee
• Reviewed and approved updated description of separation of duties between the Chairman, Chief Executive and Senior Independent Director
• Reviewed and approved the schedule of matters reserved for the Board
• Reviewed and approved the company’s financial reporting and risk footprint
• Approved the constitution of new committee of the Board authorised to approve actions to be taken in response to the Covid-19 pandemic
• Approved increasing the number of Board meetings during year to ensure adequate governance in light of the Covid-19 pandemic
	-Sustain quality growth -Pioneer grain-to-glass sustainability -Champion inclusion and diversity	① ③

Governance (continued)

Stakeholder engagement

Diageo’s culture and the nature of its business encourages the development of strong and positive relationships with external stakeholders, including business partners such as suppliers and customers, but also with government, consumers and the communities in which we operate. The Chief Executive and the Presidents are in regular contact with our principal customers, with performance updates being provided at all scheduled Board meetings. At least once a year, the Board meets in a location outside the United Kingdom during which it receives feedback in person from key customers. For example, in October 2019 the Board met with representatives of some of its key customers in the United States, Canada and Latin America, and in previous years, the Board met key customers in India and China. See pages 146 to 147 for our statement on wider stakeholder engagement.

Diageo’s purpose and values require that we make a positive contribution to society and the communities in which we operate. During the year, the Board has focused in particular on the next phase of the company’s long-term strategy to make a positive contribution to wider society, building on the progress made in working towards its 2020 environmental targets, including in water reuse and renewable energy in our African breweries, use of by-products from our distilleries in Scotland and the United states in energy generation, and improvements in packaging especially in relation to use of plastics. At its meeting in January 2020, the Board reviewed ambitious environmental and social targets beyond 2020. Further details of the company’s initiatives to reduce its environmental impact and to contribute to wider society can be found on pages 58 to 67 .

How the Board is kept informed about stakeholder engagement

People
The Board recognises the importance of effective engagement with Diageo’s employees and wider workforce, including contractors and temporary staff. On an annual basis, the Board holds an extended meeting at one of Diageo’s overseas locations. In recent years, the Board has visited the group’s operations in Chengdu, China and Bangalore, India, and during this year the Board visited the company’s office in New York, USA. During these visits, the Board engages directly with local management and other employees during site and trade visits, with Board presentations and Board dinners and lunches enabling the Board to meet a broad spectrum of employees from differing departments and markets. Indirect engagement with employees also takes place through works councils, employee and workforce forums, community groups, pulse surveys and town hall meetings. This year the Board has enhanced its engagement with people through the Chairman in his role as designated non-executive director for workforce engagement, which has enabled the Board to take decisions during the Covid-19 pandemic to prioritise the health, safety and well-being of the group’s workforce.
Diageo’s Workforce Engagement Statement is set out on page 147.

Consumers
Our business can only be sustained by a deep understanding of our consumers, their behaviours and motivations. At its Annual Strategy Conference, the Board receives presentations from the Executive Committee and other senior leaders on emerging consumer trends which provide opportunities to the business. At this year's Annual Strategy Conference, which was held in April, the Board focused on the impact of the Covid-19 pandemic on consumer behaviour, including short-term immediate activity, acceleration of existing trends and potential long-term structural changes in the industry. At other meetings during the year, the Board has reviewed and provided guidance in relation to the group’s e-commerce strategy and its innovation pipeline, ensuring that the group’s portfolio remains broad and relevant to consumers with brands and products at different price points, in different categories, markets and channels. The Board takes into account that consumers are increasingly considering business reputation and ethics in their purchasing choices, underlining the importance of sustainable and responsible business practices to individual consumers as well as other stakeholders.

Customers
The Board engages with customers, primarily through the Chief Executive, who provides information about key customers in his regular report, in other business Board reports and at the annual overseas extended Board meeting, during which the Board will meet and interact directly with key customers from a particular market or region. Understanding the importance to customers of maintaining a broad portfolio with consumer offerings at a variety of price points and categories, the Board regularly reviews both innovation and inorganic opportunities to enhance its portfolio. During the year, the Board approved a number of additional investments in start-up brands as part of its Distill Ventures programme. The Board has also reviewed the group’s product quality control procedures during the year, which enable the group to provide high-quality products to customers, and has reviewed and approved material distribution agreements with certain customers.

Suppliers
The Chief Executive and Chief Financial Officer provide the Board with information about key suppliers as and when relevant to Board discussions, including when approval is required for material contracts with suppliers. During the year, the Board reviewed and approved several critical procurement agreements, including in relation to raw materials such as neutral spirit, agave, glass and carried out a detailed review of the group’s global media and digital agency arrangements. The Board also reviewed management’s strategy in relation to sourcing certain key raw materials. The Board considers that it is important that the group remains a trusted partner for suppliers, with the relationship enhanced through fair contract and payment terms and through compliance with Diageo’s 'Partnering with Suppliers Standard'.

Governance (continued)

Communities
Maintaining close relationships with the communities in which Diageo operates has always been of critical importance to the Board, shaping its discussions and guiding the company’s approach to its responsibilities to wider society. The Board has had a number of discussions during the year to shape the company’s ambition for its impact on communities over the long term, including shaping targets and goals in relation to environmental and social initiatives. Recognising the severity of the impact of the Covid-19 pandemic on many of the communities in which the group operates, the Board focused on actions to support those communities, including those working in the on-trade such as bar tenders and hospitality employees. A number of initiatives were approved and launched by the Board during this period, as set out in detail on pages 50 and 52.

Investors
The Board is kept updated on investor sentiment through a number of different channels, including a monthly report issued by Diageo’s investor relations team which frequently interacts with key investors and investor groups. In addition, the Chairman, Chief Executive and Chief Financial Officer meet on a regular basis with investors during each year. Shareholders can also contact the Chairman directly and put questions to the Board at the company’s annual general meeting. This year, the Board commissioned a report to provide an independent view on the company’s effectiveness in engaging with investors, the results of which were presented to the Board by the agency which compiled the report. In making decisions in relation to returns of capital, such as dividends and share buy backs, the Board has considered the views and priorities of investors recognising the importance of such return of capital to a wide range of investors, including institutional investors, pension funds and retail shareholders. Taking those views into account, as well as considering other factors including the company’s liquidity position, the potential impact of the Covid-19 pandemic, and the funding position of the company’s post employment benefits schemes, the Board decided not to initiate the next phase of its three-year return of capital programme but decided that it was appropriate to pay an interim dividend in April.

Government and regulators
The Board engages indirectly with government, regulators and policy-makers through regular reports from the Chief Executive as well as periodic updates from management. In particular, the Board has received regular briefings during the year on Brexit, developments in relation to tariffs and international trade disputes. A number of Directors have experience of working in or with governments in the United Kingdom and elsewhere, and provide insights as to policymakers’ views and priorities which are then considered by the Board in making its decisions. The Board ensures that the company works closely with governmental and non-governmental bodies in relation to policy as to positive drinking, responsible advertising of alcoholic products, and education to enable consumers to make better choices about alcohol.

Wider stakeholder engagement statement
During the last few months, given the spread of the Covid-19 and the impact that this has had on our business and that of our customers, we have focused on maintaining an active dialogue and engaging with our different stakeholder groups in different ways. We have prioritised the safety of our employees by managing the situation through local crisis management teams, by ensuring that those who can work from home do so, using technology and systems which the group has invested in over recent years, and by providing regular and ongoing communications and guidance to all employees and the wider workforce. We also reviewed our processes and practices to ensure a safe working environment for those of our workforce who cannot work from home, including in production facilities. We have maintained an ongoing dialogue with customers and suppliers to understand their concerns and have worked closely with them to mitigate disruption, including providing an appropriate level of support to our key suppliers and customers. In relation to our investors and shareholders, we have engaged directly through our investor relations team, our regular communications and our engagement programme. In addition, we have provided updates on developments in trading in the form of market announcements to ensure that all shareholders are informed about the impact of the pandemic on our business. As part of this, we withdrew guidance on group organic net sales growth and organic operating profit growth for the year, given the uncertain nature of the pandemic and its global impact.
We are aware that our Annual General Meeting (AGM) is a critical and valued opportunity for our shareholders to communicate directly with the Board, both in terms of asking questions during the meeting itself and also engaging less formally with management afterwards. As the safety of our shareholders and employees remain our priority, this year we will of course need to adapt how we conduct our AGM to ensure that government guidelines and restrictions are complied with while aiming to maintain the ability of shareholders to communicate directly with the Board. Further details of our AGM are set out in the accompanying Notice of Meeting.
Further information on our stakeholder considerations and activities throughout the year can be found on pages 30 and 31 and our section 172 statement is set out on page 18.

Governance (continued)

Workforce engagement statement

Our people are our most important asset and our inclusive and diverse culture is core to our purpose of ‘Celebrating life, every day, everywhere’, and essential to our future growth. We invest to grow and develop our people and aim to create an environment that enables everyone to thrive. We want to nurture great, diverse talent, with a range of backgrounds, skills and capabilities, while making a positive contribution to society. Diversity of thought fuels growth and innovation in our organisation and brings us closer to our consumer base. Understanding our employees’ views on the way they experience life at Diageo, from what works well, to where we can improve, makes good business sense. These insights help to shape our culture and make Diageo an attractive place to work, enabling us to recruit and retain the best talent.

On 1 July 2019, the Chairman was appointed the designated non-executive director for workforce engagement on behalf of the Board, as he is best positioned to engage with our workforce through regular visits to the markets in which Diageo has a presence around the world.

During the past year, the Chairman met with over 1,200 Diageo employees, representing every level and region in the organisation. These open and constructive sessions were held both in person and virtually, due to the Covid-19 outbreak. The Chairman enjoyed and appreciated the high levels of positive engagement, curiosity and candour in each discussion and was struck by the passion and pride employees had for Diageo.
The key themes that emerged from the past year’s workforce engagement discussions were:

–
The strength of Diageo’s culture; our brand heritage; the importance of inclusion and diversity; our leadership and transparency; our focus on wellbeing; and the investment in learning and development.

–
Perspectives and ideas were also shared on the need to further simplify processes to enable even faster decision-making, greater knowledge sharing and collaboration with a recognition of the progress already made. Employees were keen to take advantage of best practice sharing of ideas across markets.

The importance of connectivity and cross-functional collaboration provided valuable affirmation to the Board on the merits of the proposed investment in new office space in New York and planned investment in central London, which will bring people together from disparate out-of-town locations and bring us closer to our consumers. The Chairman’s engagement with employees across the world in the second half of our fiscal year also served as a helpful checkpoint on the company’s handling of the Covid-19 pandemic. This enabled the Board to review management’s decisions to prioritise the health, safety and wellbeing of employees through these uncertain and challenging times. In our recent Your Voice survey, employees reported high levels of pride in the care and support that Diageo has provided to our people, customers, partners and communities.

The focus of this first year of workforce engagement has been to understand the broad themes surfaced by employees of their experiences working at Diageo. In the coming year, the Chairman intends to continue a varied programme including, meeting with key talent; hosting employee town halls and virtual engagement forums; and meeting with employee representative groups. Focus will be placed on the progress being made on areas of opportunity for improvement and on gathering employees’ views on other challenges the Board should consider.

Read more about our engagement on page 143.

Performance evaluation

In November 2019, an evaluation of the Board’s effectiveness, including the effectiveness of the Chairman and the Board’s Committees, was undertaken with the assistance of the Company Secretary. The purpose of the evaluation was to review and evaluate how the Board and its Committees operate as measured against current best practice corporate governance principles, framed by reference to Principle L and Provisions 21, 22 and 23 of the Code. In addition to more conventional areas such as Board composition, administrative matters, performance and effectiveness, the 2019 evaluation focused on Directors’ views as to corporate culture, values and stakeholder engagement. These topics had been chosen in light of the prominence given to them in the Code and in subsequent commentary by government, corporate governance institutions and the investor community.
The evaluation was also conducted with reference to the detailed guidance on the optimal Board evaluation process set out in section 3 of the FRC’s ‘Guidance on Board Effectiveness’ issued in July 2018. The evaluation was also designed to build on the outcome of the previous year’s evaluation carried out in November 2018, whose findings were summarised in last year’s Corporate governance report.

Governance (continued)

The 2019 evaluation process was an internal process, comprising a questionnaire sub-divided into the five sections highlighted in the table below. Board administration, meetings, agendas and provision of information; Board, Committee and Directors' effectiveness and performance; stakeholder engagement; and culture, values and purpose. Responses to all questions were sent to the Chairman and responses on the effectiveness of the Committees were also submitted to the respective Committee chairmen. In addition, the Senior Independent Director held a meeting with Directors without the Chairman present to provide feedback in relation to the Chairman. The results of the evaluation process were reviewed by the Board at its meeting in December 2019 at which various actions were agreed to be taken. It is the Board’s intention to continue to review annually its performance and that of its Committees and individual Directors, with such evaluation being carried out by an external facilitator every three years. The evaluation to be undertaken in 2020 will be undertaken with the assistance of an external facilitator.
The Chairman has confirmed that the Non-Executive Directors standing for re-election at this year’s AGM continue to perform effectively, both individually and collectively as a Board, and that each demonstrate commitment to their roles.
The main conclusions and key areas for focus as highlighted by the 2019 evaluation are as follows:

Board composition, membership and appointment processes
Main conclusions	Key areas for focus
• While there was broadly an appropriate balance between the number of Executive and Non-Executive Directors, the current Board size appeared comparatively small
• Need to ensure prospective new members of the Board have adequate industry experience and come from a variety of geographical backgrounds
• Clear desire to maintain and enhance Board’s positive gender diversity and to ensure that the Board diversifies in other areas, particularly in relation to ethnic origin
• Nomination Committee performance and ability to access pipeline of the potential non-executive talent had improved
• Executive and senior management succession planning has had good focus

• Recruitment of additional Non-Executive Directors of appropriate quality, experience and background, with a view to ensuring appropriate gender and ethnic diversity on the Board
• Continued review of pipeline of Non-Executive Directors on an ongoing basis
• Review executive management succession planning and pipeline at least once a year in greater depth

Board administration, meetings, agendas and provision of information
Main conclusions	Key areas for focus
• Strong satisfaction with the number of meetings, topics for discussion, quality and timeliness of Board papers
• Board had benefitted from deep dives on specific topics ensuring immersion into particular areas of interest
• Improvements noted in understanding of long-term consumer trends although more time could be allocated to idea generation, opportunity identification and potential impact of challenges
• Detailed views provided in relation to topics for emerging areas to be the subject of future discussion by the Board

• Reviewing the format, timing and agenda to enable better idea generation, opportunity identification and assessment of the potential impact of challenges at future annual strategy meetings
• Continued shaping of agenda to ensure focus on highest value and identification of opportunities for deep-dive sessions and external speakers, especially in relation to areas such as environmental sustainability measures, and digital and technological developments
• Continued vigilance in identifying and adapting to long-term trends and challenges, including societal trends

Governance (continued)

Board, Committee and Directors’ performance and effectiveness
Main conclusions	Key areas for focus
• Strong satisfaction with the performance of the Board as a whole, improving across a broad range of subjects and continuing to be top performing
• Various examples of discussions during the year were cited as being demonstrative of the Board’s positive performance and ability to provide high-quality and robust debate
• Performance, transparency and openness of Executive Directors and Chairman noted in particular
• Broad satisfaction with the amount of time allocated to enable full discussion at Board and Committee meetings
• Flexibility provided by Board through access to specialist or technical advice, with external advisors attending meetings, establishing committees of the Board to address specific matters, and deep-dive and risk review sessions
• Strong support for the effectiveness of the Board in balancing short-term and performance matters with long-term strategic thinking

• Continue to reinforce and nurture the culture of transparency and openness in Board and Committee meetings
• Increase time allocation for Audit Committee meetings by adding a further meeting to the Board’s annual cycle
• Ensure adequate time is allocated to Nomination Committee meetings

Stakeholder engagement
Main conclusions	Key areas for focus
• Seven categories of key stakeholder groups were identified: people, consumers, customers, suppliers, communities, investors and government and regulators
• Board has sufficient visibility and clarity as to wider stakeholder interests in its decision-making processes, although improvements could be made in certain areas
• Good understanding of investor perceptions and views

• Ensuring wider stakeholder interests continue to be considered as part of decision-making processes
• Increased focus on ESG matters through regular sessions at Board meetings
• Continued regular review of investor interests and developments
• Increased visibility for the Board on the company’s relationships with certain stakeholder groups

Culture, values and purpose
Main conclusions	Key areas for focus
• Strong sense of connection and support amongst Directors for Diageo’s purpose of 'Celebrating life, everyday, everywhere'
• Board demonstrates ethical leadership and displays the behaviours expected in a manner consistent with Diageo’s purpose and ambition
• Strategy of the company is consistent with its purpose, values and ambition
• Appropriate tone at the top permeates the organisation to ensure adequate focus on corporate reputation and the management of reputational risk
• Satisfaction with how values and expected behaviours have been communicated within the company and externally to stakeholders

• Continued focus on ensuring that behaviours of management throughout the organisation are consistent with the company’s purpose and values, and are consistent with communications in relation to ethical business practices
• Continued emphasis on driving cultural change, ensuring agility and speed are consistently maintained throughout the organisation
• Continued emphasis on effectiveness of Diageo’s contributions to society and effectiveness of the company’s processes and requirements in respect of suppliers and customers

Relations with shareholders

The Board’s primary contact with institutional shareholders is through the Chief Executive and Chief Financial Officer. The Chief Executive and Chief Financial Officer are supported by the investor relations department, which is in regular contact with institutional shareholders and sell-side analysts. A monthly investor relations report, including coverage of the company by sell-side analysts, is circulated to the Board.
The Board also ensures that all Directors develop an understanding of the views of major institutional shareholders through a periodic independent survey of shareholder opinion. In addition, major shareholders are invited to raise any company matters of interest to them at meetings with the Chairman of the Board and the Chairman of the Remuneration Committee. Reports on any meetings are made to the Board.
Shareholders are invited to write to the Chairman or any other Director and express their views on any issues of concern at any time, and the AGM provides an opportunity for shareholders to put their questions in person.

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

Committees appointed by the Chief Executive and intended to have an ongoing remit, including the Audit & Risk Committee, Finance Committee and Filings Assurance Committee are shown (with their remits) at www.diageo.com/en/our-business/corporate-governance/committees/.

Filings Assurance Committee

The Filings Assurance Committee of the company, which is chaired by the Chief Financial Officer and includes the Chief Executive, is responsible for implementing and monitoring the processes which are designed to ensure that the company complies with relevant UK, US and other regulatory reporting and filing provisions, including those imposed by the U.S. Sarbanes-Oxley Act of 2002 or derived from it. As at the end of the period covered by the Form 20-F for the year ended 30 June 2020, the Filings Assurance Committee of the company, with the participation of the Chief Executive and the Chief Financial Officer, carried out an evaluation of the effectiveness of the design and operation of disclosure controls and procedures. These are defined as those controls and procedures that are designed to ensure that information required to be disclosed in reports filed under the U.S. Securities Exchange Act of 1934 (the “Exchange Act”) is recorded, processed, summarised and reported within the time periods specified in the Commission’s rules and forms and include, without limitation, controls and procedures designed to ensure that information required to be disclosed in the reports of the company is accumulated and communicated to management, including the Chief Executive and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. As of the date of the evaluation, the Chief Executive and the Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports that the company files or submits under the Exchange Act is recorded, processed, summarised and reported within the time periods specified in the Commission’s rules and forms and is accumulated and communicated to the management of the company, including the company’s Chief Executive and the Chief Financial Officer, as appropriate to allow timely decisions regarding disclosure.

Additional information

Internal control and risk management

An ongoing process has been established for identifying, evaluating and managing risks faced by the group. This process, which complies with the requirements of the Code, has been in place for the full financial year and up to the date the financial statements were approved and accords with the guidance issued by the FRC in September 2014, entitled 'Guidance on Risk management, Internal Control and related Financial and Business Reporting'. The Board confirms that, through the activities of the Audit Committee described below, a robust assessment of the principal risks facing the company, including those that would threaten its business model, future performance, solvency or liquidity has been carried out. These risks and their mitigations are set out above in the section of this Annual Report dealing with principal risks.

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

Governance (continued)

In accordance with the Code, the Board has also considered the company’s longer-term viability, based on a robust assessment of its principal risks. This was done through the work of the Audit Committee which recommended the Viability statement to the Board.
The company has in place internal control and risk management systems in relation to the company’s financial reporting process and the group’s process for the preparation of consolidated accounts. Further, a review of the consolidated financial statements is completed by management through the Filings Assurance Committee to ensure that the financial position and results of the group are appropriately reflected. Further details of this are set out in the Audit Committee report on page 154.

Compliance and ethics programme

Diageo is committed to conducting its business responsibly and in accordance with all laws and regulations to which its business activities are subject. We hold ourselves to the principles in our Code of Business Conduct, which is embedded through a comprehensive training and education programme for all employees. Our Code of Business Conduct and other Diageo global policies are available at www.diageo.com/en/our-business/corporate-governance/our-code-of-business-conduct/.

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

The group made contributions to non-EU political parties totalling £0.38 million during the year (2019 - £0.38 million). These contributions were made almost exclusively to federal and state candidate committees, state political parties and federal leadership committees in North America (consistent with applicable laws), where it is common practice to make political contributions. No particular political persuasion was supported and contributions were made with the aim of promoting a better understanding of the group and its views on commercial matters, as well as a generally improved business environment.

Going concern

The potential financial impact of the Covid-19 pandemic has been modelled in our cash flow projections and stress tested by including several severe but plausible downside scenarios which are linked to our principal risks. In our downside Covid-19 scenario, we have considered the key impacts of the pandemic for each region including the potential restrictions on the sale of our products in both on trade and off trade channels. We have then considered the expected duration of those restrictions, as well as a forecast for the length of time to recovery (a return to 2019 volumes), based on industry projections. As a result of these factors, in our severe but plausible scenarios, we do not anticipate that the on-trade business recovers to volumes experienced in the year ending 30 June 2019 within the next 18 month period. Even with these negative sensitivities for each region taken into account, the group’s cash position is still considered to remain strong, as we have protected our liquidity by increasing the level of committed facilities and accelerating certain bond issuance programmes. Mitigating actions, should they be required, are all within management’s control and could include reduced advertising and promotion spend, dividend cash payments, non-essential overheads and non-committed capital expenditure in the next 12 months. Having considered the outcome of these assessments, it is deemed appropriate to prepare the consolidated financial statements on a going concern basis. Although not assessed over the same period as the going concern, the viability of the group has been assessed above.

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

Management has assessed the effectiveness of Diageo’s internal control over financial reporting (as defined in Rules 13(a)-13(f) and 15(d)-15(f) under the United States Securities Exchange Act of 1934) based on the framework in the document ‘Internal Control – Integrated Framework’, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in 2013. Based on this assessment, management concluded that, as at 30 June 2020, internal control over financial reporting was effective.

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

PricewaterhouseCoopers LLP, an independent registered public accounting firm, who also audit the group’s consolidated financial statements, has audited the effectiveness of the group’s internal control over financial reporting, and has issued an unqualified report thereon, which is included on pages 196 to 198 of this document.

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

–
Basis of regulation: UK listed companies are required to include in their annual report a narrative statement of (i) how they have applied the principles of the Code and (ii) whether or not they have complied with the best practice provisions of the Code. NYSE listed companies must adopt and disclose their corporate governance guidelines. Certain UK companies are required to include in their annual report statements as to (i) how directors have complied with s.172 of the UK Companies Act 2006, which requires directors to promote the success of the company for the benefit of the members as a whole, having regard to the interests of stakeholders, (ii) how directors have engaged with and taken account of the views of the company’s workforce and other stakeholder groups. Diageo complied throughout the year with the best practice provisions of the Code and the disclosure requirements noted above.

Governance (continued)

–
Director independence: the Code requires at least half the Board (excluding the Chairman) to be independent Non-Executive Directors, as determined by affirmatively concluding that a Director is independent in character and judgement and determining whether there are relationship and circumstances which are likely to affect, or could appear to affect, the Director’s judgement. The Code requires the Board to state its reasons if it determines that a director is independent notwithstanding the existence of relationships or circumstances which may appear relevant to its determination. NYSE rules require a majority of independent directors, according to the NYSE’s own ‘brightline’ tests and an affirmative determination by the Board that the Director has no material relationship with the listed company. Diageo’s Board has determined that, in its judgement and without taking into account the NYSE brightline tests, all of the Non-Executive Directors (excluding the Chairman) are independent. As such, currently five of Diageo’s eight directors are independent.

–	Chairman and Chief Executive: the Code requires these roles to be separate. There is no corresponding requirement for US companies. Diageo has a separate chairman and chief executive.

–
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

–
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

–
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

–
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

Governance (continued)

Audit Committee report

Dear Shareholder

On behalf of the Audit Committee, I am pleased to present its report for the year ended 30 June 2020.

The purpose of this report is to describe how the Committee has carried out its responsibilities during the year. In overview, the role of the Audit Committee is to monitor and review: the integrity of the company’s financial statements and reporting; internal control and risk management; audit and risk programmes; business conduct and integrity; ‘whistleblowing’; and the appointment of the external auditor.

During the year, the Committee gave attention to all elements of its remit with continued focus on particular topics within the company’s risk management programme and emerging trends, including product quality risk management, cyber security and data access risks, internal and third-party data management and migration risks, pensions funding status and governance, and controls testing. During the year, the Committee also reviewed external analyses relating to the effectiveness of the company’s internal audit and controls, compliance and ethics functions, as well as internal reports on the steps being taken to address internal audit findings, controls issues and investigations.

As part of the annual Board evaluation, all members of the Audit Committee completed an evaluation of the Committee. This concluded that members were very satisfied with the performance of the Committee. In order to ensure that adequate time is given to enable the Committee to continue to carry out its duties to a high standard, it was decided to increase the number of meetings which it ordinarily holds each year. Further details of the evaluation can be found on pages 147-149.

In discharging its duties, the Audit Committee seeks to balance independent oversight of the matters within its remit with providing support and guidance to management. I am confident that the Committee, supported by members of senior management and the external auditor, has carried out its duties in the year under review effectively and to a high standard.

Alan Stewart
Chairman of the Audit Committee

Governance (continued)

Role of the Audit Committee

The Audit Committee is responsible for:

–	monitoring the integrity of the financial statements, including a review of the significant financial reporting judgements contained in them;

–	reviewing the effectiveness of the group’s internal control and risk management and of control over financial reporting;

–	monitoring and reviewing the effectiveness of the global audit and risk function, including reviewing the programme of work undertaken by that function;

–	reviewing the group’s policies and practices concerning business conduct and ethics, including whistleblowing;

–	overseeing the group’s overall approach to securing compliance with laws, regulations and company policies in areas of risk; and

–	monitoring and reviewing the company’s relationship with the external auditor, including its independence and management’s response to any major external audit recommendations.

The formal role of the Audit Committee is set out in its terms of reference, which are available at www.diageo.com/en/our-business/corporate-governance/committees/. Key elements of the role of the Committee and work carried out during the year are set out as follows.

Composition of the Audit Committee

The members of the Audit Committee are independent non-executive directors and it comprises Alan Stewart (Committee Chairman), Melissa Bethell, Susan Kilsby, Ho KwonPing and Lady Mendelsohn. The Board has satisfied itself that the membership of the Audit Committee includes at least one Director with recent and relevant financial experience and has competence in accounting and/or auditing and in the sector which the company operates, and that all members are financially literate and have experience of corporate financial matters.

Financial statements

During the year, the Audit Committee met five times (and a subcommittee met twice) and reviewed both the interim results announcement, which included the interim financial statements, and the annual reports and associated preliminary results announcement, focusing on key areas of judgement and complexity, critical accounting policies, provisioning and any changes required in these areas or policies.
The company has in place internal control and risk management systems in relation to the company’s financial reporting process and the group’s process for the preparation of consolidated accounts. A review of the consolidated financial statements is completed by the Filings Assurance Committee (FAC) to ensure that the financial position and results of the group are appropriately reflected therein. In addition to reviewing draft financial statements for publication at the half and full year, the FAC is responsible for examining the company’s financial information and processes, the effectiveness of internal controls relating to financial reporting and disclosures, legal and compliance issues and, determining whether the company’s disclosures are accurate and adequate. The FAC comprises the Chief Executive, the Chief Financial Officer, the General Counsel & Company Secretary, the General Counsel Corporate, the Group Controller, the Chief Accountant, the Head of Investor Relations, the Head of Global Audit & Risk, the Controls Assurance Director, the Chief Business Integrity Officer and the company’s external auditor. The Audit Committee reviewed the work of the FAC and a report on the conclusions of the FAC process was provided to the Audit Committee by the Chief Financial Officer.
Significant issues and judgements that were considered in respect of the 2020 financial statements were as follows. These include the matters relating to risks disclosed in the UK external auditor’s report.

–
Disclosure on the quality of the earnings (material items of income or expense) and one-off items included in cash flow. The Audit Committee agreed that sufficient disclosure was made in the financial statements.

–	The Audit Committee determined that exceptional items are appropriately classified considering their size and nature, and sufficient disclosure is provided in the financial statements (see note 4).

–
Review of carrying value of assets, in particular intangible assets. The Audit Committee assessed the impairment charge recognised and agreed that, at 30 June 2020, the recoverable amount of the company’s assets was in excess of their carrying value (see notes 6, 9 and 10).

Governance (continued)

–
Exchange rate used to translate operations in Venezuela. The Audit Committee agreed that the rate is reasonable for the year ended 30 June 2020 for consolidation purposes, that represents the best estimation of the rate at which capital and dividend repatriations are expected to be realised (see note 1).

–
Disclosure on taxation. The Audit Committee agreed that the separate presentation of the tax risk appropriately addresses the significant change in the international tax environment and sufficient and transparent disclosures are provided for the ongoing tax discussions (see page 28 and note 7).

–
Review of legal cases. The Audit Committee agreed that adequate provision and/or disclosure has been made for all material litigation and disputes, based on the current most likely outcomes, including the litigation summarised in note 18.

–
Assumptions used in respect of post employment plans. Having considered advice from external actuaries and assumptions used by companies with comparator plans, the Audit Committee agreed that the assumptions used to calculate the income statement and balance sheet assets and liabilities for post employment plans were appropriate (see note 13).

–
Viability statement. The Audit Committee noted that severe but plausible risk scenarios had been identified; a robust risk assessment had been carried out; and the group’s viability and going concern consideration proved with stress testing. Taking into account the company’s balance sheet position, the Audit Committee expected the group to be able to meet its liabilities as they fell due over the three-year period ending 30 June 2023. The risk that the group would become insolvent during this timeframe was considered remote. The Audit Committee recommended to the Board that the Viability statement be approved.

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
Internal control and risk management; audit and risk programme; business conduct and ethics (including ‘whistleblowing’)

At its meetings, the Audit Committee reviewed reports from the Head of the Global Audit & Risk (GAR) team, the Controls Assurance Director and the Chief Business Integrity Officer (including coverage of the areas mentioned in the title of this section) and had sight of the minutes of meetings of management’s Audit & Risk Committee. The work and reporting to the Committee of these functions during the year included focus on cyber security and data access risks, internal and third-party data management and migration risks, controls testing and steps being taken to address internal audit findings, controls issues and investigations. The Committee also reviewed reports prepared by external advisors relating to the effectiveness of the GAR team as well as the company’s compliance and ethics framework and function, and implemented various changes as a result of recommendations in those reports. The Committee also received regular updates from the General Counsel & Company Secretary on significant litigation and from the Head of Tax on the group’s tax profile and key issues.
The Committee also considered key risks and related mitigations, including those set out in the section of this Annual Report dealing with principal risks. Based on this activity during the year, the Audit Committee made a recommendation to the Board covering the nature and extent of the risks it was willing to take to achieve its strategic goals and its internal statement of risk appetite (which was considered also by management’s Audit & Risk Committee). The Board agreed this recommendation.
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
The Audit Committee reviews annually the appointment of the auditor (taking into account the auditor’s effectiveness and independence and all appropriate guidelines) and makes a recommendation to the Board accordingly. Any decision to open the external audit to tender is taken on the recommendation of the Audit Committee. There are no contractual obligations that restrict the company’s current choice of external auditor. Following the last tender process, PwC was appointed as auditor of the company in 2015. The audit partner for the year ended 30 June 2020 was Ian Chambers and Richard Oldfield is the audit partner from the year ending 30 June 2021 onwards. The company is required to have a mandatory audit tender after 10 years and, as the Audit Committee considers the relationship with the auditors to be working well and remains satisfied with their effectiveness, the Audit Committee does not currently anticipate that it will conduct an audit tender before it is required to do so. The Audit Committee considers this to be in the best interests of the company’s shareholders for the reasons outlined above and will continue to monitor this annually to ensure the timing for the audit tender remains appropriate, taking into account the effectiveness and independence of the auditor.

Governance (continued)

The company has complied with the provisions of The Statutory Audit Services for Large Companies Market Investigation (Mandatory Use of Competitive Tender Processes and Audit Committee Responsibilities) Order 2014 (CMA Order) for the year ended 30 June 2020.
The Audit Committee assesses the ongoing effectiveness and quality of the external auditor and audit process on the basis of meetings and a questionnaire-based internal review with the finance team and other senior executives. The group has a policy on auditor independence and on the use of the external auditor for non-audit services, which is reviewed annually, most recently in July 2020. The review takes into consideration effectiveness and upcoming expected changes to UK FRC regulation on non-audit services. Effective from 1 July 2020, any member of the PwC global network shall provide to the company, its subsidiaries or any related entity only permissible services, subject to the approval of the Audit Committee after it has properly assessed through its governance process the threats to independence and the safeguards applied in accordance with the FRC Ethical Standard. Any FRC permissible service to be provided by the auditor, regardless of the size of the engagement, must be specifically approved by the Audit Committee or its nominated delegate. The policy explicitly specifies the auditor independence review and approval mechanism process for permissible engagements costing more than £250,000. Fees paid to the auditor for audit, audit-related and other services are analysed in note 3(b) to the consolidated financial statements. The nature and level of all services provided by the external auditor are factors taken into account by the Audit Committee when it reviews annually the independence of the external auditor.
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
The Chairman, the Chief Financial Officer, the General Counsel & Company Secretary, the Group Controller, the Head of GAR, the Chief Business Integrity Officer, the General Counsel Corporate, the Controls Assurance Director, the Chief Accountant and the external auditor regularly attend meetings of the Committee.
The Audit Committee met privately with the external auditor, the Chief Business Integrity Officer, the Controls Assurance Director and the Head of GAR regularly during the year.
FRC correspondence

The Committee reviewed correspondence between the company and the FRC following their review of the company’s annual report and accounts for the year ended 30 June 2019, including in respect of certain distributions and transactions related to the company’s employee share schemes undertaken between 10 May 2019 and 9 August 2019 which were contrary to applicable provisions of the Companies Act 2006 as further detailed on page 193. The Committee has overseen the incorporation of reporting and controls improvements following the FRC’s review and have incorporated those improvements into the company’s annual report and accounts for the year ended 30 June 2020. In June 2020, the FRC confirmed that the matters raised by their review are closed. The Committee notes that the FRC’s review does not provide assurance that the annual report and accounts are correct in all material respects as the FRC’s role is to consider compliance with reporting requirements.

Governance (continued)

Nomination Committee report

Dear Shareholder

On behalf of the Nomination Committee, I would like to present its report for the year ended 30 June 2020.

The Committee has ensured that there is a pipeline of strong candidates for potential nomination as Non-Executive Directors and reviewed succession planning and talent strategy for the Executive Committee. In order to further embed its long-standing commitment to diversity, the Committee also formalised the diversity principles applicable to the Board into a written Board Diversity Policy to promote a diverse and inclusive membership on the Board. This was approved and adopted by the Board in April 2020.

During the year, the Committee recommended that the Board appoint Melissa Bethell as Non-Executive Director, which recommendation was approved and took effect from 30 June 2020, and also recommended that the Board appoint Valérie Chapoulaud-Floquet and Sir John Manzoni as Non-Executive Directors, which recommendations were subsequently approved and will take effect from 1 January 2021 and 1 October 2020 respectively. These appointments had been preceded by a detailed market review and selection process carried out by the Committee with the assistance of Egon Zehnder, an independent consulting and recruitment agency which has no other connection with the company.

Melissa Bethell is the Managing Partner of Atairos Europe, an investment firm backed by Comcast NBC Universal, and spent over 18 years at Bain Capital, the global private equity firm, having previously worked at Goldman Sachs. Melissa is currently non-executive director on the boards of Tesco PLC and Exor, and has had considerable experience of other non-executive roles on other boards. Melissa brings her extensive expertise in international business strategy and investments to the company’s Board. Valérie Chapoulaud-Floquet is the former CEO of Rémy Cointreau S.A., which she led from September 2014 to December 2019, prior to which she had worked for Louis Vuitton, LVMH Group since 2008 in a number of different roles. Valérie’s extensive experience in consumer goods and premium drinks industries should serve Diageo well. Sir John Manzoni was Chief Executive of the Civil Service and Permanent Secretary to the UK Cabinet Office from 2014 to April 2020. He was previously President and Chief Executive Officer of Talisman Energy in Canada from 2007 to 2012 and had worked for BP from 1983 to 2007 in various roles. Sir John was also Non-Executive Director of SABMiller plc from 2004 to 2014. Sir John’s commercial acumen and business knowledge, together with his more recent public service experience, will complement the Board. I look forward to welcoming both Valérie and Sir John to the Board in due course.

Javier Ferrán
Chairman of the Nomination Committee

Role of the Nomination Committee

The Nomination Committee is responsible for keeping under review the composition of the Board and succession to it, reviewing succession planning for key Executive Committee role succession, and succession planning and overall talent strategy for senior leadership positions, including in relation to ensuring and encouraging diversity in leadership positions. It makes recommendations to the Board concerning appointments to the Board.

The recruitment process for Non-Executive Directors typically includes the development of a candidate profile and the engagement of a professional search agency (which has no other connection with the company) specialising in the recruitment of high-calibre non-executive directors. Reports on potential appointees are provided to the Committee, which, after careful consideration, makes a recommendation to the Board.

Any new Directors are appointed by the Board and, in accordance with the company’s articles of association, they must be elected at the next AGM to continue in office. All existing Directors retire by rotation every year.

The formal role of the Nomination Committee is set out in its terms of reference which are available at www.diageo.com/en/our-business/corporate-governance/committees/.

Composition of the Nomination Committee

The Nomination Committee comprises Javier Ferrán (Committee Chairman), Melissa Bethell, Susan Kilsby, Ho KwonPing, Nicola Mendelsohn and Alan Stewart.

Governance (continued)

Induction, training and business engagement

There is a formal induction programme for new Directors, which includes meeting with Executive Committee members and other senior executives individually and visiting a number of operations and sites around the group.

Following the initial induction for Non-Executive Directors, a continuing understanding of the business is developed through appropriate business engagements. Visits to customers, engagements with employees, and brand events were arranged during the year, although these have been impacted in the second half of the year due to Covid-19 travel restrictions.

In addition, Executive Committee members and other senior executives are invited, as appropriate, to Board and strategy meetings to make presentations on their areas of responsibility. The company’s policy is for all Directors to attend the AGM.

All Directors are also provided with the opportunity, and encouraged, to attend regular training to ensure they are kept up to date on relevant legal and governance developments or changes, best practice developments and changing commercial and other risks.

Activities of the Nomination Committee

The principal activities of the Nomination Committee during the year were:

–	the consideration of the talent pipeline for potential new appointments to the Board including potential new Non-Executive Directors

–	the review of Board, committee and individual Director performance as part of the annual evaluation process

–	a review of the Executive Committee membership and succession planning for it and for senior leadership positions

–	preparation and adoption of a Board Diversity Policy

–	appointment of a new Senior Independent Director.

Diversity

Details of Board diversity and its diversity policy can be found on pages 133-135 and 139. Details of diversity for the Executive Committee can be found on page 137. As at 30 June 2020, the percentage of women on the Executive Committee and their direct reports is 38%.

Evaluation

As part of the annual Board evaluation, all members of the Nomination Committee participated in an evaluation of the Committee. This concluded that the performance of the Committee continued to improve, with a strong pipeline of candidates resulting in excellent recent appointments to the Board and a continued focus on diversity and enhancements to the induction programme for new Directors. Further details of the evaluation can be found on page 147-149.

Governance (continued)

Directors’ remuneration report

Annual statement by the Chairman of the Remuneration Committee

"The company is committed to emerging stronger from the pandemic. It is important that we have flexibility in our remuneration framework so that we can remain nimble in a rapidly changing world."

Dear Shareholder

I am pleased to present to you the Directors’ remuneration report for the year ended 30 June 2020, which contains:

–	The proposed Directors’ remuneration policy, to be approved at the 2020 AGM; and

–	The annual remuneration report, describing how the policy has been put into practice during 2020, and how the new policy will be implemented in 2021.

I had the opportunity to consult with a number of shareholders during the year as we considered our proposals for the latest Directors’ remuneration policy and I want to thank you for your time and your input, which has been very helpful and constructive in shaping the final policy we are presenting here.

When I began meeting with shareholders about Diageo’s remuneration policy review early in 2020, the coronavirus outbreak was in its very early stages and the severity and scale of its impact was not yet apparent. We now find ourselves in new and challenging circumstances. As for many companies, Diageo’s ability to do business has been immediately and significantly impacted by the pandemic, and we recognise that it has also caused considerable uncertainty and hardship for our employees, customers, suppliers and the communities in which we not only work, but source and sell our products.

In line with its values, Diageo’s response to the Covid-19 pandemic has been focused on looking after our people, and protecting the safety, health and wellbeing of all of our employees. Diageo has also acted fast to support those in need in the communities in which we operate, donating sanitisers and wipes to local health organisations across the world, as well as pledging financial support to bartenders who are unable to work during lockdown.

Looking ahead, the company is committed to emerging stronger from the pandemic by focusing on consumers, customers, cost and cash. It is important that we have flexibility in our remuneration framework so that we can remain nimble in a rapidly changing world.

Remuneration principles

Long-term value creation for shareholders and pay for performance continue to be at the heart of our remuneration policy and practices. Attracting and nurturing a vibrant mix of talent with a range of backgrounds, skills and capabilities - in good times and even more so in challenging times - enables Diageo to grow and thrive, and ultimately to deliver our Performance Ambition. Remuneration remains a key part of attracting and retaining the best people to lead our business, balanced against the need to ensure our packages are appropriate and fair in the business and wider employee context, delivering market-competitive pay in return for high performance against the company’s strategic objectives.

We need to have the right tools in place to source talent globally and the increasingly restrictive corporate governance environment in the United Kingdom presents some challenges when considered against the significantly higher pay norms in the United States and other parts of the world, particularly given the increasing international mobility of the senior talent pool. The approach to setting executive remuneration continues to be guided by the following remuneration principles:

–	Delivery of business strategy;

–	Creating sustainable, long-term performance;

–	Winning best talent; and

–	Consideration of stakeholder interests.

The Committee considers these principles carefully when making decisions on executive remuneration in order to strike the right balance between risk and reward, cost and sustainability, and competitiveness and fairness. This reflects the principles of the Corporate Governance Code in ensuring clarity, simplicity, appropriate management of risk, predictability, proportionality and alignment to culture (see page 189 for more detail on the role of the Remuneration Committee and how it delivers against these principles).

Governance (continued)

2020 Directors’ remuneration policy review

The remuneration policy was last approved by shareholders at the 2017 AGM and is now due for review and approval by shareholders for the next three-year cycle.

On behalf of the Remuneration Committee, I have engaged with Diageo’s largest shareholders to understand their views on the policy proposals, as well as continuing an open dialogue on the ongoing appropriateness of executive short- and long-term incentive plan design, and the performance measures and target-setting, and ensuring that remuneration arrangements continue to attract and retain the highest quality global talent.

Having taken account of the viewpoints of the investor community and best practice corporate governance guidelines, the Committee decided to make a number of changes to the remuneration policy, effective 1 July 2020, subject to being approved by shareholders at the AGM on 28 September 2020.

The key changes to the remuneration policy are:

–	Maximum pension contribution for new-hire Executive Directors set at 14% of salary, in line with the maximum offered to new-hire employees in the United Kingdom;

–	Commitment to align incumbent Executive Director pension contributions with the maximum offered to new-hire employees in the United Kingdom by 1 January 2023;

–	Introduction of new bonus deferral share plan, requiring Executive Directors to defer one-third of their earned annual bonus into shares for three years; and

–	Introduction of a post employment shareholding policy, requiring Executive Directors to hold some of their Diageo shares for two years after leaving the company.

Other changes include the review of Non-Executive Director fees every year instead of every two years, an increase in the aggregate Non-Executive Director fee limit from £1.2 million to £1.75 million, the removal of the requirement for straight-line vesting between threshold and maximum under the long-term incentive plan, and, in response to feedback from shareholders, the consideration of a returns measure as one of the factors used by the Committee to assess the appropriateness of long-term incentive outcomes.

Pension

New Executive Director appointments

In accordance with the latest guidance from institutional investors in the United Kingdom, the maximum company pension contribution for new Executive Director appointments has been reduced from 20% of salary to 14% of salary, a change which has been in effect since 1 July 2019. The maximum pension contribution for Executive Directors under the remuneration policy is aligned to the offering for new-hire employees in the United Kingdom, who are eligible to receive a potential company contribution of 14% of salary under the defined contribution pension scheme, regardless of seniority or tenure.

Incumbent Executive Directors

The Chief Executive agreed to a reduction in the company’s contribution to his pension scheme from 30% of salary to 20% of salary, effective 1 July 2019. This followed the earlier reduction to his pension from 40% of salary to 30% of salary, implemented on 1 July 2016. The pension contributions for the incumbent Chief Executive and Chief Financial Officer are now both set at 20% of salary and this is aligned to the current average company contribution to active members of all of the current and legacy pension schemes in the United Kingdom (weighted average of 20% of salary). The company pension contribution for many longer-serving employees participating in the legacy defined benefit or final salary schemes in the United Kingdom is higher than 20% of salary. As further context, the company contribution to active retirement schemes in the United States ranges between 10% and 16.5% of salary plus target bonus.

The Committee has committed to align the company pension contributions for incumbent Executive Directors to the level applicable to new-hire employees in the United Kingdom (14% of salary) by 1 January 2023.

Governance (continued)

Diageo's remuneration principles

Delivery of business strategy

Short- and long-term incentive plans reward the delivery of our business strategy and Performance Ambition. Performance measures are reviewed regularly and stretching targets are set relative to the company’s growth plans and peer group performance. The Committee seeks to embed simplicity and transparency in the design and delivery of executive reward.

Creating sustainable, long-term performance

A significant proportion of remuneration is delivered in variable pay linked to business and individual performance, focused on consistent and responsible drivers of long-term growth. Performance against targets is assessed in the context of underlying business performance and the ‘quality of earnings’.

Winning best talent

Market-competitive total remuneration with an appropriate balance of reward and upside opportunity allows us to attract and retain the best talent from all over the world, which is critical to our continued business success.

Consideration of stakeholder interests

Executives are focused on creating sustainable share price growth. The requirement to build significant personal shareholdings in Diageo and hold long-term incentive awards for two years post-vesting encourages executives to think and act like owners. Decisions on executive remuneration are made with consideration of the interests of the wider workforce and other stakeholders, as well as taking account of the external climate.

Annual incentive

The annual incentive plan for the financial year ended 30 June 2020 provided a bonus opportunity payable entirely in cash. In recognition of the external best practice guidelines in the United Kingdom and prevalent practice in other FTSE 100 companies, a new bonus deferral plan will be introduced for the year ended 30 June 2021, which will require Executive Directors to defer one-third of their actual earned bonus payment into Diageo shares, to be held for a minimum of three years. This further reinforces the focus on delivering long-term shareholder value, in addition to the high shareholding requirement, the level of stretch in performance targets under the incentive plans and the post-vesting holding period for long-term incentives. These measures ensure that executives are invested in managing risk appropriately for the business.

The structure of the annual incentive plan for Executive Directors in the year ending 30 June 2021 remains broadly the same, with 80% based on financial measures and 20% on individual business objectives. The average working capital measure (as a percentage of net sales value) will be replaced with a new operating cash conversion measure, in recognition of the criticality of strong cash performance and cost containment in the current challenging market conditions.

Given the global nature of the pandemic, the uncertainty around the severity and duration of impact across multiple markets in which Diageo operates, and the significant difficulties in setting meaningful targets for the year ahead, the target-setting process for the annual incentive plan for 2021 will be managed in two half-year periods, with financial targets for the first half of the year (1 July 2020 - 31 December 2020) approved immediately after the announcement of Diageo’s final results in July 2020, and financial targets for the second half of the year (1 January 2021 - 30 June 2021) approved immediately following the announcement of Diageo’s interim results in January 2021.

There will be no payout under the annual incentive plan until after the end of the financial year, in line with the normal timeline. The Remuneration Committee will consider Diageo’s holistic performance across the full financial year in order to determine the appropriate level of payment at the end of the financial year, based on a rigorous year-end assessment to ensure that the decisions that have been taken and the financial results that have been achieved align to the interests of Diageo’s shareholders and wider stakeholders over the long term. This review will consider factors such as market share, the relationship between revenue and profit performance, Diageo’s performance relative to its peer group, and any other relevant context impacting the business. The Committee retains full discretion to adjust annual incentive payouts to ensure they appropriately reflect underlying business performance and the experience of shareholders. Any discretionary adjustments will be detailed in the following year’s annual report on remuneration.

Governance (continued)

Long-term incentives

The Committee remains confident that the mix of performance shares and share options is an appropriate long-term incentive for the leaders of the business, and the share options element provides an additional stretch in that the share price has to grow materially in addition to the performance condition being achieved in order for the award to deliver value to executives. This further strengthens the alignment between the interests of executives and shareholders. Share option plans remain majority practice within Diageo’s international peer group, against which the company needs to remain competitive in order to attract and retain the highest calibre of talent.

As a result of very rich and productive discussions with shareholders, I am pleased to confirm that long-term incentive awards in 2020 will include a measure based on ESG (Environmental, Social and Governance) priorities, in line with Diageo’s vision to make a positive impact on the environment and society. The ESG measure will cover water efficiency, carbon reduction, positive drinking and inclusion and diversity. In considering the appropriateness of ESG priorities under the long-term incentive plan, the Committee and I have been focused on selecting measures that are strategically critical to the business over the long term, as well as being measurable and able to be independently validated. The other measures under the long-term incentive award for 2020 are detailed on page 188. To those of you with whom I consulted, thank you for your extensive input and experience in assessing the design and effectiveness of the long-term incentive plan.

Due to the Covid-19 pandemic, the Committee has decided to set targets for 2020 long-term incentive awards after the interim results have been reported for the period 1 July 2020 to 31 December 2020, at which time it is envisaged that there will be better visibility of the market conditions for the company’s three-year plan. We intend to consult again with shareholders before these targets are set and disclosed. Long-term incentive awards will be made as normal in September 2020. Awards are calculated on the basis of a six-month average share price for the period ending 30 June 2020. At £28.43, this award price is in line with previous years, and as a result no adjustment to award size is deemed necessary. The Committee will keep under review the targets for outstanding long-term incentive awards made in 2018 and 2019 to ensure they remain appropriate.

Shareholding requirement

The in-employment shareholding requirement is high relative to other UK listed companies at 500% of salary for the Chief Executive and 400% of salary for the Chief Financial Officer, and both incumbents have exceeded that requirement at 2,635% and 791% respectively.

In accordance with best practice guidelines under the Corporate Governance Code, a new post employment shareholding requirement policy will be implemented from 1 July 2020, under which Executive Directors leaving the company will be required to hold 100% of their in-employment shareholding requirement (or their actual shareholding, if lower) for one year after exit, reducing to 50% of their in-employment shareholding requirement in the second year after exit. This ensures that departing Executive Directors remain invested in Diageo’s long-term share price performance and the appropriate management of risk.

Other decisions made during 2020

In addition to reviewing salaries, incentive awards and payments for the Executive Committee, setting targets for the annual and long-term incentive plans, and reviewing annual and long-term incentive outcomes for the Executive Committee, the Committee made other decisions during the year ended 30 June 2020, as outlined below.

Chairman’s fee increase for 2020 waived until 2021

In light of the current challenges affecting the company in relation to the Covid-19 pandemic, the Chairman asked to defer his planned fee increase for 2020 until 2021. The Chairman’s fee has not increased since his appointment in January 2017, and the Committee had approved an increase from £600,000 to £650,000, effective 1 January 2020. This fee increase will instead take effect on 1 January 2021.

Governance (continued)

No salary increases or bonus payments for Executive Directors in 2020

The significant and unpredictable impact of the pandemic on Diageo’s performance has required the company to review its approach to reward and incentives for all employees to reflect the challenges of the current environment, including the need to increase focus on cash and cost. Many of our employees will not receive a bonus for the year ended 30 June 2020 and there will be no annual salary review implemented during 2020. In keeping with the approach taken for the majority of employees across the company in 2020, there will be no annual salary increase for Executive Directors or members of the Executive Committee during 2020. Downward discretion has been exercised so that there is no payout, irrespective of performance, against the individual business objectives under the annual incentive plan, meaning that there will be no annual incentive payout for Executive Directors or members of the Executive Committee for the year ended 30 June 2020.

Diageo has made the health and wellbeing of its employees its top priority in response to the Covid-19 pandemic. The company has safeguarded jobs, pay and benefits for its employees during the year ended 30 June 2020, has rolled out a global Employee Assistance Programme to provide personal, legal and financial advice to employees and their families, has extended emergency, bereavement leave and life insurance to all employees across the world and has provided access to learning resources on remote working, wellness and resilience through change. No doubt there will continue to be uncertain and challenging times ahead, but in focusing on emerging stronger, Diageo seeks to deliver the best possible outcomes for employees, shareholders and society.

The Directors’ remuneration policy will be put forward for your consideration and approval by binding vote, and the annual remuneration report by advisory vote, at the AGM on 28 September 2020. Thank you to those shareholders that engaged with us as part of the 2020 remuneration policy review; I believe the new policy supports the business strategy, drives pay for performance and meets the needs of all our stakeholders.

In closing, I want to recognise the level of energy, agility and resilience demonstrated by our people throughout these difficult times. There is a high level of passion, pride and accountability for our heritage-rich brands at Diageo and a shared commitment to be our best, and to do the right thing at work, in life and in the wider community. Our people have been working tirelessly to drive the best results for the business, and many people have continued to do their jobs outside of their homes to keep production and supply going. To all Diageo employees - thank you for your hard work, your solidarity and your commitment to emerging stronger.

Susan Kilsby
Non-Executive Director and Chairman of the Remuneration Committee

Governance (continued)

Remuneration at a glance
	Purpose and link to strategy	Key features	Planned for year ending 30 June 2021	Implementation in year ended 30 June 2020	Implementation in year ended 30 June 2019
Salary	•Supports the attraction and retention of the best global talent with the capability to deliver Diageo’s strategy	•Normally reviewed annually on 1 October •Salaries take account of external market and internal employee context	•No salary increase for Executive Directors or Executive Committee members •Exceptional salary increases only (e.g. on promotion) for the wider workforce during 2020	•Effective 1 October 2019: – CEO 3% increase to $1,661,427 – CFO 3% increase to $1,093,044 •In line with the pay budget for the wider workforce (3% for the UK and the US in 2019)	•Effective 1 October 2018: – CEO 2% increase to $1,613,036 – CFO 2% increase to $1,061,208 •Below the pay budget for the wider workforce
Allowances and benefits	•Provision of market competitive and cost-effective benefits supports attraction and retention of talent
•Provision of competitive benefits linked to local market practice
•Maximum company pension contribution is 14% of salary for new Executive Director appointments, which is aligned to the offering for new-hire employees in the United Kingdom
			•Allowances and benefits unchanged from prior year •Company pension contribution: -CEO 20% of salary -CFO 20% of salary	•Company pension contribution: – CEO 20% of salary (reduced from 30% of salary effective 1 July 2019) – CFO 20% of salary	•Company pension contribution: – CEO 30% of salary – CFO 20% of salary
Annual incentive	•Incentivises delivery of Diageo’s financial and strategic targets •Provides focus on key financial metrics and the individual’s contribution to the company’s performance
•Target opportunity is 100% of salary and maximum is 200% of salary
•Performance measures, weightings and stretching targets are set by the Remuneration Committee
•Subject to malus and clawback provisions
•New requirement for Executive Directors to defer one-third of earned bonus payment into Diageo shares held for three years, first taking effect on the bonus for the year ended 30 June 2021
•Remainder paid out in cash after the end of the financial year

•Targets will be set over two half-year periods
•For the year ending 30 June 2021, measures on net sales growth, operating profit growth and operating cash conversion, weighted equally, with remaining 20% on individual objectives
				•No annual incentive payout for Executive Directors in 2020	•Pay-out above target: -CEO 61.0% of maximum -CFO 57.6% of maximum
Long-term incentives	•Rewards long-term consistent performance in line with Diageo’s business strategy •Provides focus on delivering superior long-term returns to shareholders
•Annual grant of performance shares and share options
-CEO award 500% of salary
-CFO award 480% of salary (% of salary for both CEO and CFO described in performance share equivalents)
•Performance measures, weightings and stretching targets are set annually
•Three-year performance period plus two-year retention period
•Subject to malus and clawback provisions
•Grant price based on six-month average to 30 June preceding grant date

•Retention of measures on NSV growth, relative TSR and cumulative free cash flow; introduction of new measures on ESG and EPS growth
•Size of long-term incentive
award opportunity is unchanged from prior year

				•Vesting of 2017 performance shares at 6.9% of maximum •Vesting of 2017 share options at 27.5% of maximum	•Vesting of 2016 performance shares at 89.3% of maximum •Vesting of 2016 share options at 73.1% of maximum
Shareholding requirement	•Ensures alignment between the interests of Executive Directors and shareholders	•Minimum shareholding requirement within five years of appointment: - CEO 500% of salary - CFO 400% of salary
•New post employment
shareholding requirement for Executive Directors of 100% of in-employment requirement in the first year after leaving the company and 50% in the second year after leaving the company
				•CEO shareholding 2,635% of salary •CFO shareholding 791% of salary	•CEO shareholding 2,620% of salary •CFO shareholding 563% of salary

Proportionality and management of risk

The structure of Diageo’s executive remuneration package ensures that executives have a vested interest in delivering performance over the short and long term. There is a three-year deferral of part of the annual incentive payout into shares, a two-year retention period on any vested awards under the long-term incentive plan and a post employment shareholding requirement that applies for two years after leaving the company. The performance and retention periods for each element of remuneration are outlined below.

Governance (continued)

Pay for performance at a glance

Performance against the incentive targets had been tracking well until the beginning of the Covid-19 pandemic in early 2020. The outcomes are appropriate in light of year-end performance and the shareholder experience. Targets under both incentive plans are set with reference to Diageo’s strategic plan and the historical and forecasted performance of Diageo and its peers.

Long-term incentives (for the period 1 July 2017 to 30 June 2020)

Annual incentive (for the period 1 July 2019 to 30 June 2020)

Governance (continued)

Historical reward outcomes under the annual and long-term incentive plans over the past five years are shown below. Vesting outcomes under the long-term incentive plan are shown against annualised total shareholder return for the three-year period ended in the year of vesting (i.e. annualised TSR for the three years ended 30 June 2020 is shown against the vesting outcome for the 2017 long-term incentive awards vesting in 2020). Outcomes against annual incentive measures are shown against organic operating profit growth for each respective financial year, as disclosed in prior-year annual report.

Governance (continued)

Directors’ remuneration policy

This section of the report summarises the policy for the remuneration of the company’s Directors. The policy will be put to a binding vote at the AGM on 28 September 2020, in accordance with section 439A of the Companies Act 2006.

The policy approved in September 2017 can be found on the company’s website at www.diageo.com/en/investors/financial-results-and-presentations/directors-remuneration-report-2017/.

The Committee discussed the details of the policy over a series of meetings, taking into account the strategic priorities of the business and evolving market practice. Input was sought from the management team whilst ensuring any conflict of interest was suitably mitigated. An external perspective was provided by major shareholder and independent advisers. These changes include: reduction of pension provision, introduction of a deferred bonus share plan, introduction of a post employment shareholding requirement, annual review of Non-Executive Director fees, increase to the Non-Executive Director fee limit, removal of the requirement for straight-line vesting between threshold and maximum under the long-term incentive plan and the consideration of a returns measure, in the discretionary assessment of long-term incentive outcomes. The rationale for the changes are described on page 161. The Committee reserves the right to make minor changes to the policy, where required for regulatory, tax or administrative reasons.

●	Base salary
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
-Base salaries (and total remuneration) at companies of similar size and international scope to Diageo, with roles typically benchmarked against the FTSE 30 excluding financial services companies, or against similar comparator groups in other locations dependent on the Executive Director's home market.

Opportunity
Salary increases will be made in the context of the broader employee pay environment, and will normally be in line with those made to other employees in relevant markets in which Diageo operates, typically the United Kingdom and the United States, unless there is a change in role or responsibility or other exceptional circumstances.

●	Benefits
Purpose and link to strategy Provides market-competitive and cost effective benefits.

Operation
• The provision of benefits depends on the country of residence of the Executive Director and may include but is not limited to a company car or travel allowance, the provision of a contracted car service or equivalent, product allowance, life insurance, accidental death and disability insurance, medical cover, financial counselling and tax advice.
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

Governance (continued)

●	Post-Retirement Provision
Purpose and link to strategy Provides cost-effective, competitive post-retirement benefits.
Operation • Provision of market-competitive pension arrangements or a cash alternative based on a percentage of base salary.

Opportunity
• The maximum company pension contribution under the 2020 remuneration policy is 14% of salary for any new Executive Director appointments.
• Current legacy company contributions for Ivan Menezes and Kathryn Mikells in the year ended 30 June 2020 were each 20% of base salary. The company contribution for Ivan Menezes was reduced from 40% to 30% effective 1 July 2016, and from 30% to 20% effective 1 July 2019.
• It is the company’s intention to reduce the pension contribution for Ivan Menezes and Kathyrn Mikells to 14% of salary, in line with the maximum company contribution to new-hire employees in the United Kingdom, by 1 January 2023.

●	Annual Incentive Plan (AIP)

Purpose and link to strategy
Incentivises year-on-year delivery of Diageo’s annual financial and strategic targets. Provides focus on key financial metrics and the individual’s contribution to the company’s performance.

Operation
• Performance measures, weightings and targets are set by the Remuneration Committee. Appropriately stretching targets are set by reference to the annual operating plan and historical and projected performance for the company and its peer group.
• The level of award is determined with reference to Diageo’s overall financial and strategic performance and individual performance.
• A minimum of one-third of the actual earned bonus payment will normally be deferred into shares under the Deferred Bonus Share Plan, to be held for a minimum period of three years, other than in exceptional circumstances. The remainder of the bonus payment will be paid out in cash after the end of the financial year.
• The Committee has discretion to adjust the level of payment if it is not deemed to reflect appropriately the individual’s contribution or the overall business performance. Any discretionary adjustments will be detailed in the following year’s annual report on remuneration.
• The Committee has discretion to apply malus or clawback to bonus, i.e. the company may seek to recover bonus paid or deferral into shares, in exceptional circumstances such as gross misconduct or gross negligence during the performance period.
• Notional dividends accrue on deferred bonus share awards, delivered as shares or cash at the discretion of the Remuneration Committee at the end of the vesting period.

Opportunity For threshold performance, up to 50% of salary may be earned, with up to 100% of salary earned for on-target performance and a maximum of 200% of salary payable for outstanding performance.

Performance conditions
Annual incentive plan awards are normally based 70%-100% on financial measures which may include, but are not limited to, measures of sales, profit and cash; and 0%-30% on broader objectives based on strategic goals and/or individual contribution.

●	Diageo Long-Term Incentive Plan (DLTIP)
Purpose and link to strategy Provides focus on delivering superior long-term returns to shareholders.

Operation
• An annual grant of performance shares and/or market-price share options which vest subject to a performance test and continued employment normally over a period of three years.
• Measures and stretching targets are reviewed annually by the Remuneration Committee for each new award.
• The Remuneration Committee has the authority to exercise discretion to adjust the vesting outcome based on its assessment of underlying business performance over the performance period. This may include the consideration of factors such as holistic performance relative to peers, stakeholder outcomes and significant investment projects, for example.
• Following vesting there is normally a further retention period of two years. Executive Directors are able to exercise an option or sell sufficient shares to cover any tax liability when an award vests, provided they retain the net shares arising for the two-year retention period.
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
• Malus and clawback provisions will apply up to delivery of shares at the end of the retention period (as opposed to the vesting date). The company also has the standard discretion to take account of unforeseen events such as a variation to share capital.

Opportunity
• The maximum annual grants for the Chief Executive and Chief Financial Officer are 500% and 480% of salary in performance share equivalents respectively (where a market-price option is valued at one-third of a performance share). Included within that maximum no more than 375% of salary will be awarded in face-value terms in options to any Executive Director in any year.
• Awards vest at 20% of maximum for threshold performance and 100% of maximum if the performance conditions are met in full. The vesting schedule related to the levels of performance between threshold and maximum, including whether or not this will include an interim stretch performance level, will be determined by the Committee on an annual basis and disclosed in the relevant remuneration report for that year. There is a ranking profile for the vesting of the part of the award based on relative total shareholder return, starting at 20% of maximum for achieving the threshold.

Governance (continued)

Performance conditions
• The vesting of awards is linked to a range of measures which may include, but are not limited to:
   -a growth measure (e.g. net sales growth, operating profit growth);
   -a measure of efficiency (e.g. operating margin, cumulative free cash flow, return on invested capital);
   -a measure of Diageo’s performance in relation to its peers (e.g. relative total shareholder return), and
   - a measure relating to ESG (environmental, social or governance) priorities.
• Measures that apply to performance shares and market price options may differ, as is the case for current awards. Weightings of these measures may also vary year on year.
• The Remuneration Committee has discretion to amend the performance conditions in exceptional circumstances if it considers it appropriate to do so, e.g. in cases of accounting policy changes, merger and acquisition activities or disposals. Any such amendments would be fully disclosed and explained in the following year’s annual report on remuneration.

●	All-employee share plans
Purpose and link to strategy To encourage broader employee share ownership through locally approved plans.

Operation
• The company operates tax-efficient all-employee share acquisition plans in various jurisdictions.
• Executive Directors’ eligibility may depend on their country of residence, tax status and employment company.

Opportunity Limits for all-employee share plans are set by the tax authorities. The company may choose to set its own lower limits.

Performance conditions
Under the UK Share Incentive Plan, the annual award of Freeshares is based on Diageo plc financial measures which may include, but are not limited to, measures of sales, profit and cash.

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
• In order to provide further long-term alignment with shareholders, Executive Directors will normally be expected to maintain a holding of shares in Diageo for a two-year period after leaving the company. Executive Directors will normally be required to continue to hold 100%
of the in-employment shareholding requirement (or, if lower, their actual shareholding on cessation) for the first year after leaving the company, reducing to 50% for the second year after leaving the company.

●	Chairman of the Board and Non-Executive Directors
Purpose and link to strategy Supports the attraction, motivation and retention of world-class talent and reflects the value of the individual, their skills and experience, and performance.

Operation
• Fees for the Chairman and Non-Executive Directors are normally reviewed every year.
• A proportion of the Chairman’s annual fee is used for the monthly purchase of Diageo ordinary shares, which have to be retained until the Chairman retires from the company or ceases to be a Director.
• Fees are reviewed in the light of market practice in the FTSE 30, excluding financial services companies, and anticipated workload, tasks and potential liabilities.
• The Chairman and Non-Executive Directors do not participate in any of the company’s incentive plans nor do they receive pension contributions or benefits. Their travel and accommodation expenses in connection with attendance at Board meetings (and any tax thereon) are paid by the company.
• The Chairman and the Non-Executive Directors are eligible to receive a product allowance or cash equivalent at the same level as the Executive Directors.
• All Non-Executive Directors have letters of appointment. A summary of their terms and conditions of appointment is available at www.diageo.com. The Chairman of the Board, Javier Ferrán, was appointed on 1 January 2017, under a letter of appointment for an initial three-year term, terminable on six months’ notice by either party or, if terminated by the company, by payment of six months’ fees in lieu of notice.

Opportunity •Fees for Non-Executive Directors are within the limits set by the shareholders from time to time, with an aggregate limit of £1,750,000, excluding the Chairman’s fees.

Governance (continued)

Projected total remuneration scenarios
The graphs below illustrate scenarios for the projected total remuneration of Executive Directors at four different levels of performance: minimum, target, maximum, and maximum including assumed share price appreciation of 50% (in accordance with the Corporate Governance Code). The impact of potential share price movements is excluded from the other three scenarios. These charts reflect projected remuneration for the financial year ending 30 June 2021.
Basis of calculation and assumptions:
The ‘Minimum’ scenario shows fixed remuneration only, i.e. base salary for the year ending 30 June 2021, total value of contractually agreed benefits for 2021, and the pension benefits to be accrued over the year ending 30 June 2021. These are the only elements of the Executive Directors’ remuneration packages that are not subject to performance conditions.

The ‘Target’ scenario shows fixed remuneration as above, plus a target payout of 50% of the maximum annual bonus and threshold performance vesting for long-term incentive awards at 20% of the maximum award.

The ‘Maximum’ scenario reflects fixed remuneration, plus full payout of annual and long-term incentives.

The ‘Maximum plus share price growth’ scenario reflects fixed remuneration, plus full payout of annual and long-term incentives, including for the latter an assumed 50% share price appreciation over the performance period.

For long-term incentives, the awards are treated as though they were granted all in performance shares.

The amounts shown in sterling are converted using the cumulative weighted average exchange rate for the year ended 30 June 2020 of £1 = $1.26.

Governance (continued)

Performance measures

Further details of the performance measures under the annual incentive plan for the year ending 30 June 2021 and under the long-term incentive plan for awards made in September 2020, and how they are aligned with company strategy and the creation of shareholder value, are set out in the annual report on remuneration, on page 176. Targets will be disclosed in next year's annual report on remuneration.

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

The Remuneration Committee’s overarching principle for recruitment remuneration is to pay no more than is necessary to attract an Executive Director of the calibre required to shape and deliver Diageo’s business strategy, recognising that Diageo competes for talent in a global marketplace. The Committee will seek to align any remuneration package with Diageo’s remuneration policy as laid out above, but retains the discretion to offer a remuneration package which is necessary to meet the individual circumstances of the recruited Executive Director and to enable the hiring of an individual with the necessary skills and expertise. However, the maximum short and long-term incentive opportunity will follow the policy, although awards may be granted with different performance measures and targets in the first year. On appointment of an external Executive Director, the Committee may decide to compensate for variable remuneration elements the Director forfeits when leaving their current employer. In doing so, the Committee will ensure that any such compensation would have a fair value no higher than that of the awards forfeited, and would generally be determined on a comparable basis taking into account factors including the form in which the awards were granted, performance conditions attached, the probability of the awards vesting (e.g. past, current and likely future performance) as well as the vesting schedules. Depending on individual circumstances at the time, the Committee has the discretion to determine the type of award (i.e. cash, shares or options, holding period and whether or not performance conditions would apply).

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

Notice period
The contracts provide for a period of six months’ notice by the Executive Director or 12 months’ notice by the company, the same as would apply for any newly-appointed Executive Director.
A payment may be made in lieu of notice equivalent to 12 months’ base salary and the cost to the company of providing contractual benefits (including pension contributions but excluding incentive plans). The service contracts also provide for the payment of outstanding pay and bonus, if Executive Director leaves following a takeover, or other change of control of Diageo plc.
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

Annual incentive plan (AIP)
Where the Executive Director leaves for reasons including retirement, death in service, disability, ill-health, injury, redundancy, transfer out of the group and other circumstances at the Remuneration Committee’s discretion during the financial year, the Executive Director is usually entitled to an incentive payment pro-rated for the period of service during the performance period, which is typically payable at the usual payment date. Where the Executive Director leaves for any other reason, no payment or bonus deferral will be made.
The amount is subject to performance conditions being met and is at the discretion of the Committee. The Committee has discretion to determine an earlier payment date, for example on death in service. The bonus may, if the Committee decides, be paid wholly in cash.

2020 Deferred Bonus Share Plan (DBSP)
Where the Executive Director leaves for any reason other than dismissal, they are entitled to retain any deferred bonus shares, which will vest on departure, subject to any holding requirements under the post employment shareholding policy.
It is not considered necessary for the bonus deferral to continue to apply after leaving, since the bonus is already earned based on performance, and there is a post employment shareholding requirement that ensures the Executive Director continues to be invested in the company's longer-term interests. On a takeover or other corporate event, awards vest in full.

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
On a takeover or other corporate event, awards vest subject to the extent to which the performance conditions are met and, unless the Committee decides otherwise, the awards are time pro-rated. Otherwise the Committee, in agreement with the new company, may decide that awards should be swapped for awards over shares in the new company; where awards are granted in the form of options, then on vesting they are generally exercisable for 12 months (or six months for approved options).

Repatriation/other
In cases where an Executive Director was recruited from outside the United Kingdom and has been relocated to the United Kingdom as part of their appointment, the company will pay reasonable repatriation costs for leavers at the Committee's discretion.The company may also pay for reasonable costs in relation to the termination, for example tax, legal and outplacement support, where appropriate.

Governance (continued)

Non-Executive Directors’ unexpired terms of appointment

All Non-Executive Directors are on three-year terms which are expected to be extended up to a total of nine years. The date of initial appointment to the Board and the point at which the current letter of appointment expires for Non-Executive Directors are shown in the table below. Debra Crew stepped down from the Board on 24 March 2020 and Lord Davies of Abersoch retired on 30 June 2020, having extended his term in 2019 in order to ensure continuity during the recruitment of additional Directors to the Board.

Non-Executive Directors	Date of appointment to the Board	Current letter of appointment expires
Javier Ferrán	22 July 2016	AGM 2022
Susan Kilsby	4 April 2018	AGM 2021
Lord Davies of Abersoch	1 September 2010	30 June 2020
Melissa Bethell	30 June 2020	AGM 2023
Debra Crew	18 April 2019	24 March 2020
Ho KwonPing	1 October 2012	AGM 2021
Nicola Mendelsohn	1 September 2014	AGM 2020
Alan Stewart	1 September 2014	AGM 2020

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

Remuneration for the wider workforce

The structure of the reward package for the wider employee population is based on the principle that it should be sufficient to attract and retain the best talent and be competitive within our broader industry, remunerating employees for their contribution linked to our holistic performance. It is driven by local market practice as well as level of seniority and accountability, reflecting the global nature of Diageo’s business.

There is clear alignment in the pay structures for executives and the wider workforce, in the way that remuneration principles are followed a well as the mechanics of the salary review process and incentive plan design, which are broadly consistent throughout the organisation. The performance measures under the annual incentive plan and long-term incentive plan are the same for executives and other eligible employees. There is a strong focus on performance-related pay, with appropriate levels of differentiation to ensure that reward is invested in the talent that will make the biggest contribution to the execution of Diageo’s strategy. Where possible, the company also encourages employee share ownership through a number of share plans that allow employees to benefit from the company’s success.

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

Each year the Remuneration Committee is briefed on the structure and quantum of the all-employee remuneration framework as well as throughout the year being informed about the context, challenges and opportunities relating to the remuneration of the wider workforce across the world to enable the Committee to consider the broader employee context when making executive remuneration decisions.

Governance (continued)

In 2020, the Remuneration committee has considered:

–	Challenges and opportunities relating to the attraction and retention of key talent and the market competitiveness of specialist and critical roles (for example, in digital and e-commerce);

–	Pay philosophy and pay positioning globally;

–	Review of the gender pay gap report for the UK;

–	Differentiation of global reward outcomes and incentive payouts (where there is an individual element to recognise performance and potential) by gender; and

–
The review of global benefits programmes to better leverage economies of scale, to provide more consistent standards across the core offering and to provide more flexibility and choice, where possible, in line with the reward philosophy and in support of the company's culture of inclusion and diversity.

The Committee also considers the annual salary increase budgets for employees in key markets as well as pay for the global senior management population. As part of the review of the Directors' remuneration policy for 2020, the Committee has considered each element of remuneration for executives and its alignment with the reward opportunity for other employees across the organisation, as an important factor in determining the appropriate balance of risk and reward to incentivise the delivery of Diageo's business strategy and Performance Ambition.

Shareholder engagement

The Committee greatly values the continued dialogue with Diageo’s shareholders and regularly engages with shareholders and representative bodies to take their views into account when setting and implementing the company’s remuneration policies.
This year, the company has engaged extensively with shareholders and their proxy advisors on the 2020 remuneration policy review, incentive plan design, performance measures and the approach to target setting as well as viewpoints on the Corporate Governance Code and its implications for Diageo’s remuneration policy and practices. More detail on the engagement with shareholders in 2020 can be found in the Remuneration Committee Chair's letter on pages 160-164.

Workforce engagement

Diageo runs annual employee engagement surveys, as well as more recently regular 'pulse' surveys on the company's handling of the impact of the pandemic on the workforce, which give employees the opportunity to give feedback and express their views on a variety of topics including remuneration. Any comments relating to Executive Directors’ remuneration are fed back to the Remuneration Committee. The Chairman was appointed to lead workforce engagement on behalf of the Board on 1 July 2019 and throughout the year has met with a range of employees across all levels and regions to hear their views on the company, culture and working environment. A workforce engagement statement has been shared with employees to feed back the key insights from all of the engagement activities during 2020.

Governance (continued)

Annual report on remuneration

The following section provides details of how the company’s 2017 remuneration policy was implemented during the year ended 30 June 2020, and how the Remuneration Committee intends to implement the proposed remuneration policy in the year ending 30 June 2021.

Single total figure of remuneration for Executive Directors

The table below details the Executive Directors’ remuneration for the year ended 30 June 2020.

			Ivan Menezes(i)				Kathryn Mikells(i)
	2020	2020	2019	2019	2020	2020	2019	2019
Fixed pay	'000	'000	'000	'000	'000	'000	'000	'000
Salary	£1,309	$1,649	£1,244	$1,605	£861	$1,085	£819	$1,056
Benefits(ii)	£99	$124	£95	$123	£42	$53	£27	$34
Pension(iii)	£281	$354	£407	$525	£176	$221	£168	$217
Total fixed pay	£1,689	$2,127	£1,746	$2,253	£1,079	$1,359	£1,014	$1,307
Performance related pay
Annual incentive(iv)	£—	$—	£1,521	$1,961	£—	$—	£946	$1,220
Long-term incentives(v)
Value delivered through performance	£408	$514	£4,724	$6,094	£258	$324	£2,654	$3,423
Value delivered through share price growth	£42	$53	£3,785	$4,882	£27	$33	£2,891	$3,730
Other incentives(vi)	£—	$—	£—	$—	£4	$5	£4	$5
Total variable pay	£450	$567	£10,030	$12,937	£289	$362	£6,495	$8,378
Total single figure of remuneration	£2,139	$2,694	£11,776	$15,190	£1,368	$1,721	£7,509	$9,685

Notes:

(i)	Exchange rate
The amounts shown in sterling are converted using the cumulative weighted average exchange rate for the respective financial year. For the year ended 30 June 2020 the exchange rate was £1 = $1.26 and for the year ended 30 June 2019 the exchange rate was £1 = $1.29. Ivan Menezes and Kathryn Mikells are both paid in US dollars.

(ii)	Benefits
Benefits is the gross value of all taxable benefits. For Ivan Menezes, these include medical insurance (£15k), company car allowance (£17k), contracted car service (£11k), financial counselling (£52k), product allowance, life and long-term disability cover. Kathryn Mikells’ benefits include flexible benefits allowance (£18k), financial counselling (£16k), contracted car service (£3k), life cover (£4k) and product allowance.

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
Page 180
(iv)	Annual Incentive
Threshold performance was not achieved against the financial measures under the annual incentive plan. In view of the impact of Covid-19 on business performance and the absence of any bonus payout for many employees further down in the organisation, the Remuneration Committee exercised its discretion to waive any payout for the individual element of the annual incentive plan. As a result, there is no annual incentive payout for the Executive Directors and Executive Committee in 2020.

(v)	Long-term incentives
Long-term incentives represent the estimated gain delivered through share options and performance shares where performance conditions have been met in the respective financial year. It also includes the value of additional shares granted in lieu of dividends on these vested performance shares.
Value delivered through performance’ is calculated as the number of vested performance shares and dividend shares multiplied by the share price on the date of grant.
‘Value delivered through share price growth’ is calculated as the difference between the average share price in the last three months of the financial year and the share price on the date of grant multiplied by the number of vested performance shares and share options.
For 2020, long-term incentives comprise performance shares and share options awarded in 2017 and due to vest in September 2020 at 6.9% and 27.5% of maximum respectively. No discretion was exercised by the Remuneration Committee in determining these long-term incentive outcomes.
For 2019, long-term incentives comprise performance shares and share options awarded in 2016 that vested in September 2019 at 89.3% and 73.1% of maximum respectively, and dividend shares arising on performance shares that vested in September 2019. Long-term incentives have been re-stated to reflect the share price on the vesting date. No discretion was exercised by the Remuneration Committee in determining these long-term incentive outcomes.
Page 179
(vi)	Other incentives
Other incentives include the face value of awards made under the all-employee share plans (number of shares multiplied by the share price on the date of grant). Awards do not have performance conditions attached. No discretion was exercised by the Remuneration Committee in determining these long-term incentive outcomes.

Governance (continued)

External appointments held by the Executive Directors

Executive Directors may accept external appointments as Non-Executive Directors of other companies and retain any related fees paid to them, subject to the specific approval of the Board in each case.

Ivan Menezes – During the year ended 30 June 2020, Ivan Menezes served as a Non-Executive Director of Tapestry Inc and earned fees of $90,000. In line with the Tapestry Inc policy for outside directors, Ivan Menezes is eligible to be granted share options and restricted share units (RSUs). During the year ended 30 June 2020, he was granted 13,069 options at an option price of $27.07, 70 RSUs at a fair market value of $13.50 per share, 35 RSUs at a fair market value of $26.77, 23 RSUs in lieu of dividends at a fair market value of $25.97 and 19 RSUs in lieu of dividends at a fair market value of $31.81.

Kathryn Mikells – During the year ended 30 June 2020, Kathryn Mikells served as a Non-Executive Director of the Hartford Financial Services Group Inc. and earned fees of $105,406, which were deferred into equity.

Payments to former Directors

There were no payments to former Directors in the year ended 30 June 2020.

Payments for loss of office

There were no payments for loss of office to Executive Directors in the year ended 30 June 2020.

Governance (continued)

Looking back on 2020

Annual incentive plan (AIP)

AIP payout for the year ended 30 June 2020

AIP payouts for the Executive Directors are based 80% on performance against the group financial measures and 20% on performance against the Individual Business Objectives (IBOs), as assessed by the Remuneration Committee and summarised in the table below.

As a direct result of the Covid-19 pandemic and the impact on business performance in the second half of the financial year, none of the performance measures were met and no AIP payouts will be made for the year ended 30 June 2020 to Executive Directors or any members of the Executive Committee. Whilst progress had been made against individual business objectives, the Committee decided that in light of the impact of the Covid-19 pandemic on business performance, no payout would be made to Executive Directors or members of the Executive Committee against this element of the annual incentive plan for the year ended 30 June 2020.

Group financial measures(i)
Measure	Weighting	Threshold	Target	Maximum	Actual	Payout (% of total AIP opportunity)
Net sales (% growth)(ii)	26.7%	4.0%	5.5%	7.00%	(8.4)%	0%
Operating profit (% growth)(ii)	26.7%	3.9%	6.2%	8.5%	(14.4)%	0%
Average working capital (% net sales)(iii)	26.7%	(1)bps	39bps	79bps	22bps	0%
Group financial payout	80%					0%

Individual business objectives
Measure (IBOs equally weighted)	Weighting	Target	Payout (% of total AIP opportunity)
Ivan Menezes Chief Executive	20%		—
Global Scotch performance		Growth in Scotch net sales Growth in Scotch CAAP (Contribution After A&P)	—
Global Reserve performance		Growth in Reserve net sales Growth in Reserve CAAP	—
Positive drinking		Lead the industry to proactively ensure the promotion of moderation and reduction of harmful drinking.	—
Kathryn Mikells Chief Financial Officer	20%		—
Group cash performance		Deliver year-end operating cash flow outcome	—
Earnings per share performance		Deliver earnings per share target	—
Key business driver		Deliver 2020 initiatives across carbon and water and develop plan for delivery in F21 and F22.	—

Payout
	Group (weighted 80%)	IBO (weighted 20%)	Total (% max)	Total (% salary)	Total (’000) (iv)	Total (’000)
Ivan Menezes	0%	—	0%	0%	£0	$0
Kathryn Mikells	0%	—	0%	0%	£0	$0

(i)	Performance against the AIP measures is calculated using 2020 budgeted exchange rates in line with management reporting and excludes the impact of exchange and any exceptional items.

(ii)	For AIP purposes, the net sales and operating profit measures are calculated after adjustments for acquisitions and disposals at budgeted foreign exchange rates.

(iii)
For AIP purposes, average working capital as a percentage of net sales is calculated as the average of the last 12 months of operating working capital (excluding maturing inventories and restructuring provisions) divided by annual net sales.

(iv)	AIP payments are calculated using base salary as at 30 June 2020, in line with the global policy that applies to other employees across the company.

Governance (continued)

Long-term incentive plans (LTIPs)

As approved by shareholders at the AGM in September 2014, long-term incentive awards are made under the Diageo Long-Term Incentive Plan (DLTIP). Awards are designed to incentivise Executive Directors and senior managers to deliver long-term sustainable performance and are subject to performance conditions normally measured over a three-year period. Awards are delivered on an annual basis in both performance shares and share options. With the exception of the TSR measure, awards vest at 20% of maximum for threshold performance, and 100% of the award will vest if the performance conditions are met in full, with a straight-line payout between threshold and maximum.

Share options - granted in September 2017, vesting in September 2020

On 4 September 2017, Ivan Menezes and Kathryn Mikells received share option awards of 51,268 ADRs and 32,380 ADRs respectively under the DLTIP, with an exercise price of $134.06. The award was subject to a performance condition assessed over a three-year period based on the achievement of the following equally weighted performance measures:

–	Diageo’s three-year total shareholder return (TSR) ranked against the TSR of a peer group of international drinks and consumer goods companies;

–	growth in compound annual adjusted profit before exceptional items and tax.

The vesting profile for relative TSR is shown below:

TSR ranking (out of 17)	Vesting (% max)
1st, 2nd or 3rd	100%
4th	95%
5th	75%
6th	65%
7th	55%
8th	45%
9th	20%
10th or below	0%

TSR peer group (16 companies)
AB InBev	Mondelēz International
Brown-Forman	Nestlé
Carlsberg	PepsiCo
Coca-Cola	Pernod Ricard
Colgate-Palmolive	Procter & Gamble
Groupe Danone	Reckitt Benckiser
Heineken	L'Oreal
Kimberly-Clark	Unilever

Performance shares - awarded in September 2017, vesting in September 2020

On 4 September 2017, Ivan Menezes and Kathryn Mikells received performance share awards of 51,268 ADRs and 32,380 ADRs respectively under the DLTIP. Awards vest after a three-year period subject to the achievement of specified performance conditions. Notional dividends accrue on awards and are paid out either in cash or shares in accordance with the vesting schedule.

The vesting of 2017 performance share awards was subject to the achievement of three equally weighted performance measures:

–	growth in compound annual adjusted profit before exceptional items and tax;

–	growth in organic net sales on a compound annual basis; and

–	cumulative adjusted free cash flow.

Governance (continued)

The targets and vesting outcome for performance share and share option awards granted in September 2017 are shown in the following tables:

Vesting of 2017 DLTIP	Threshold	Midpoint	Maximum	Actual	Vesting (% maximum)
Organic net sales (CAGR)(i)	3.5%	4.75%	6.0%	0.8%	0%
Adjusted profit before exceptional items and tax (CAGR)(ii)	4.5%	7.50%	10.5%	0.3%	0%
Cumulative free cash flow(iii)	£7,200m	£7,900m	£8,600m	£7,211m	20.6%
Vesting of performance shares (% maximum)					6.9%
Adjusted profit before exceptional items and tax (CAGR)(ii)	4.5%	7.50%	10.5%	0.3%	0.0%
Relative total shareholder return(iv)	9th	—	3rd	7th	55.0%
Vesting of share options (% maximum)					27.5%
(i) The compound annual growth rate (CAGR) for organic net sales is based on the application of annual organic net sales growth rates in each of the individual years ended June 2018, June 2019 and June 2020 (using the year ended 30 June 2017 as a base).
(ii) The compound annual growth rate (CAGR) for profit before exceptional items and tax is based on the application of annual adjusted PBET growth rates in each of the individual years ended June 2018, June 2019 and June 2020 (using the year ended June 2017 as a base) excluding the impact of exchange, exceptional items, share buyback programmes and the post employment net income/charges included in other financial charges.
(iii) Cumulative free cash flow is the aggregate of free cash flow for the three-year period excluding the impact of exchange, cash flows from exceptional items and the interest cost on share buyback programmes. As stated on page 274 of this Annual Report, Diageo believes that during the year ended 30 June 2020 an aggregate minimum dividend payment of €181 million (£166 million) should have been received in respect of its 34% investment in Moet Hennessy SAS and Moet Hennessy International SAS for their financial year ended 31 December 2019. Diageo believes that non-payment of this dividend constitutes a breach of the Partners’ Agreement that governs this investment and has commenced arbitration proceedings in respect of this dispute. Had this dividend been received before 30 June 2020, it would have resulted in cumulative free cash flow of £7,377m for the three-year period ended 30 June 2020, and a vesting outcome of 10% of maximum under the 2017 performance share award, instead of 6.9% of maximum as outlined in the table above. To the extent that any amounts are received by Diageo that are referable to this missed dividend payment, the Remuneration Committee will be asked to exercise its discretion to approve the vesting and release of up to the remaining 3.1% of the 2017 performance share award, on the basis that such amounts are most appropriately attributable to free cash flow for the year ended 30 June 2020. In this event, corresponding disclosure would be made in the remuneration report for the financial year in which the remaining award vests and is released to the Executive Directors, if applicable. In line with the above, for the purpose of assessing long-term incentive outcomes, any amounts received by Diageo that are referable to the missed dividend payment would be included in free cash flow for the year ended 30 June 2020 and not for any future period, to avoid any double counting.
(iv) The Relative total shareholder return is measured as the percentage growth in Diageo’s ordinary share price (assuming all dividends and capital distributions are re-invested) compared to the total shareholder return of the peer group of 16 international drinks and consumer goods companies, based on an average period of six months, and converted to a common currency (US dollars). 20% of the part of the award based on relative total shareholder return vests if the threshold is achieved at a ranking of 9th, with full vesting for a ranking of 1st, 2nd or 3rd. As outlined in the TSR table above, the vesting profile for this measure does not operate on a straight-line basis between threshold and maximum. 20% of the part of the award based on relative total shareholder return vests if the threshold is achieved at a ranking of 9th, with full vesting for a ranking of 1st, 2nd or 3rd. The vesting profile between threshold and maximum does not operate on a straight-line basis, as outlined in the vesting profile table above.

Accordingly, the 2017 performance share award vested at 6.9% and the 2017 share option award vested at 27.5% of the maximum.

Pension and benefits in the year ended 30 June 2020

Benefits provisions for the Executive Directors are in accordance with the information set out in the Directors' remuneration policy table.

Pension arrangements

Ivan Menezes and Kathryn Mikells are members of the Diageo North America Inc. Supplemental Executive Retirement Plan (SERP) with an accrual rate of 20% of base salary during the year ended 30 June 2020. The accrual rate for Ivan Menezes was reduced from 30% to 20% of salary with effect 1 July 2019.

The SERP is an unfunded, non-qualified supplemental retirement programme. Under the plan, accrued company contributions are subject to quarterly interest credits. Under the rules of the SERP, employees can withdraw the balance of the plan six months after leaving service (in the case of Ivan Menezes) or six months after leaving service or age 55, if later (in the case of Kathryn Mikells). The balance may be withdrawn in either a lump sum or five equal annual instalments, depending on the size of the balance.

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

Governance (continued)

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

	30 June 2020		30 June 2019
Executive Director	UK pension £'000 p.a.	US benefit £'000	UK pension £'000 p.a.	US benefit £'000
Ivan Menezes(i)	74	8,225	73	7,543
Kathryn Mikells(ii)	Nil	797	Nil	587
(i)    Ivan Menezes' US benefits are higher at 30 June 2020 than at 30 June 2019 by £682k:
(a) £368k of which is due to pension benefits earned over the year (£281k of which is over and above the increase due to inflation - as reported in the single figure of remuneration, see page 176);
(b) £58k of which is due to interest earned on his deferred US benefits over the year; and
(c) £256k of which is due to exchange rate movements over the year.

(ii)    Kathryn Mikells’ US benefits are higher at 30 June 2020 than at 30 June 2019 by £210k:
(a) £186k of which is due to pension benefits earned over the year (£176k of which is over and above the increase due to inflation - as reported in the single figure of remuneration, see page 176); and
(b) £24k of which is due to exchange rate movements over the year.

The normal retirement age applicable to each Director’s benefits depends on the pension scheme, as outlined below.

Executive Director	UK benefits (DPS)	US benefits (Cash Balance Plan)	US benefits (BSP)	US benefits (SERP)
Ivan Menezes	60	65	6 months after leaving service	6 months after leaving service
Kathryn Mikells	n/a	n/a	n/a	6 months after leaving service, or age 55 if later

Long-term incentive awards made during the year ended 30 June 2020

On 2 September 2019, Ivan Menezes and Kathryn Mikells received awards of performance shares and market-price share options under the DLTIP; details are provided in the table below. The three-year period over which performance will be measured is 1 July 2019 to 30 June 2022.

The performance conditions for performance share awards are organic net sales growth (3.75% - 6%), cumulative free cash flow (£8,600m - £9,600m) and organic profit before exceptional items and tax growth (4.5% - 10.5%), equally weighted. The performance measures for share option awards are organic profit before exceptional items and tax growth (4.5% - 10.5%) and relative total shareholder return (median-upper quintile), equally weighted. The targets were disclosed in full in the 2019 remuneration report.

20% of DLTIP awards will vest at threshold, with vesting up to 100% if the maximum level of performance is achieved.

Executive Director	Date of grant	Plan	Share type	Awards made during the year	Exercise price	Face value '000	Face value (% of salary)
Ivan Menezes	02/09/2019	DLTIP - share options	ADR	38,827	$170.28	$6,230	375%
Ivan Menezes	02/09/2019	DLTIP - performance shares	ADR	38,827	—	$6,230	375%
Kathryn Mikells	02/09/2019	DLTIP - share options	ADR	24,552	$170.28	$3,935	360%
Kathryn Mikells	02/09/2019	DLTIP - performance shares	ADR	24,552	—	$3,935	360%

The proportion of the awards outlined above that will vest is dependent upon the achievement of performance conditions and continued employment, and the actual value may be nil. The vesting outcomes will be disclosed in the 2022 Annual Report.

Governance (continued)

The face value of each award has been calculated using the award price. In accordance with the Plan Rules, the number of performance shares and share options granted under the DLTIP was calculated by using the average closing share price for the last six months of the preceding financial year ($160.46). In accordance with the plan rules, the exercise price was calculated using the average closing share price of the three days preceding the grant date ($170.28). The ADR price on the date of grant was $174.72.

Outstanding share plan interests

Plan name	Date of award	Performance period	Date of vesting	Share type	Share price on date of grant	Exercise price	Number of shares/options at 30 June 2019(i)	Granted	Vested/exercised	Dividends awarded and released	Lapsed	Number of shares/options at 30 June 2020
Ivan Menezes
DLTIP - share options	Sep 2015	2015-2018	2018	ADR		$104.93	29,895					29,895
DLTIP - share options(iii)	Sep 2016	2016-2019	2019	ADR		$113.66	54,356				14,622	39,734
Total vested but unexercised share options in Ords(ii)												278,516
DLTIP - share options(iv)	Sep 2017	2017-2020	2020	ADR		$134.06	51,268					51,268
DLTIP - share options(v)	Sep 2018	2018-2021	2021	ADR		$140.89	42,848					42,848
DLTIP - share options	Sep 2019	2019-2022	2022	ADR		$170.28	0	38,827				38,827
Total unvested share options subject to performance in Ords(ii)												531,772
DLTIP - performance shares(vii)	Sep 2016	2016-2019	2019	ADR	$115.77		54,356		48,539	2,792	5,817	0
DLTIP - performance shares(iv)	Sep 2017	2017-2020	2020	ADR	$134.83		51,268					51,268
DLTIP - performance shares(v)	Sep 2018	2018-2021	2021	ADR	$139.41		42,848					42,848
DLTIP - performance shares	Sep 2019	2019-2022	2022	ADR	$174.72		0	38,827				38,827
Total unvested shares subject to performance in Ords(ii)												531,772
Kathryn Mikells(ix)
DLTIP - share options(iii)(vi)	Sep 2016	2016-2019	2019	Ord		2113p	128,253				34,501	93,752
Total vested but unexercised share options in Ords												93,752
DLTIP - share options(iv)	Sep 2017	2017-2020	2020	ADR		$134.06	32,380					32,380
DLTIP - share options(v)	Sep 2018	2018-2021	2021	ADR		$140.89	27,062					27,062
DLTIP - share options	Sep 2019	2019-2022	2022	ADR		$170.28	0	24,522				24,522
Total unvested share options subject to performance in Ords(ii)												335,856
DLTIP - performance shares(viii)	Sep 2016	2016-2019	2019	Ord	2127p		128,253		114,529	6,220	13,724	0
DLTIP - performance shares(iv)	Sep 2017	2017-2020	2020	ADR	$134.83		32,380					32,380
DLTIP - performance shares(v)	Sep 2018	2018-2021	2021	ADR	$139.41		27,062					27,062
DLTIP - performance shares	Sep 2019	2019-2022	2022	ADR	$174.72		0	24,522				24,522
Total unvested shares subject to performance in Ords(ii)												335,856

(i)
For unvested awards this is the number of shares/options initially awarded. For exercisable share options, this is the number of outstanding options. All share options have an expiry date of 10 years after the date of grant.

(ii)	ADRs have been converted to Ords (one ADR is equivalent to four ordinary shares) for the purpose of calculating the total number of vested and unvested shares and options.

(iii)	The total number of share options granted under the DLTIP in September 2016 and showing as outstanding as at 30 June 2020 are vested but unexercised share options.

(iv)
Awards made of performance shares and share options under the DLTIP in September 2017 and due to vest in September 2020 are included here as unvested share awards subject to performance conditions, although the awards have also been included in the single figure of remuneration table on page 176, since the performance period ended during the year ended 30 June 2020.

(v)
Details of the performance conditions attached to DLTIP awards of performance shares and share options granted in 2018 are organic net sales growth (3.75% – 6%), organic growth in profit before exceptional items and tax (4.5% – 10.5%), cumulative free cash flow (£7,400m – £8,700m) and relative total shareholder return (median–upper quintile). Full details of the performance conditions were disclosed in Diageo’s 2018 annual report on remuneration.

(vi)	1,419 Ords of this award were delivered as tax-qualified share options.

(vii)	Ivan Menezes must retain 26,583 ADRs of the 48,539 shares that vested on 5 September 2019 until 5 September 2021 under the post-vesting retention period.

(viii)	Kathryn Mikells must retain 63,854 Ords of the 114,529 shares that vested on 4 September 2019 until 5 September 2021 under the post-vesting retention period.
(ix) Kathryn Mikells also holds 1,031 outstanding options over ordinary shares under an all-employee share plan, which are not subject to performance and not included in this table.

Governance (continued)

Directors' shareholding requirements and share and other interests

The beneficial interests of the Directors in office at 30 June 2020 (and their connected persons) in the ordinary shares (or ordinary share equivalents) of the company are shown in the table below.

	Ordinary shares or equivalent(i)(ix)
	31 July 2020(ii)	30 June 2020 (or date of departure, if earlier)	30 June 2019 (or date of departure, if earlier)	Shareholding requirement (% salary) (iii)	Shareholding at 31 July 2020 (% salary)(iii)	Shareholding requirement met
Chairman
Javier Ferrán(vi)	250,802	250,496	217,000	—	—	—
Executive Directors
Ivan Menezes(iv)(vi)	1,134,374	1,134,374	1,122,042	500%	2,635%	Yes
Kathryn Mikells(v)(vi)	223,964	223,964	158,506	400%	791%	Yes
Non-Executive Directors
Lord Davies of Abersoch	—	5,052	5,052	—	—	—
Ho KwonPing	4,649	4,649	4,543	—	—	—
Alan Stewart	6,905	6,905	6,751	—	—	—
Nicola Mendelsohn	5,000	5,000	5,000	—	—	—
Susan Kilsby(vi)	2,600	2,600	2,600	—	—	—
Debra Crew(vi)(vii)	—	260	260	—	—	—
Melissa Bethell(viii)	—	—	—	—	—	—

Notes
(i) Each person listed beneficially owns less than 1% of Diageo’s ordinary shares. Ordinary shares held by Directors have the same voting rights as all other ordinary shares.
(ii) Any change in shareholding between the end of the financial year on 30 June 2020 and the last practicable date before publication of this report, being 31 July 2020, is outlined in the table above. The last practicable date is within one month of the AGM notice.
(iii) Both the shareholding requirement and shareholding at 31 July 2020 are expressed as a percentage of base salary on 30 June 2020 and calculated using an average share price for the year ended 30 June 2020 of 3064.84 pence.

(iv)	In addition to the number of shares reported in the table above, Ivan Menezes holds 69,629 number of vested but unexercised share options (over ADRs; equal to 278,516 ordinary shares).

(v)	In addition to the number of shares reported in the table above, Kathryn Mikells holds 93,752 vested but unexercised share options (over ordinary shares).
(vi) Javier Ferrán, Ivan Menezes, Kathryn Mikells, Susan Kilsby and Debra Crew have share interests in ADRs (one ADR is equivalent to four ordinary shares); the share interests in the table are stated as ordinary share equivalents.
(vii) Debra Crew stepped down from the Board on 24 March 2020.
(viii) Melissa Bethell was appointed to the Board on 30 June 2020.

(ix)	No share options were exercised by the Directors during the year ended 30 June 2020.

Relative importance of spend on pay

The graph below illustrates the relative importance of spend on pay (total remuneration of all group employees) compared with distributions to shareholders (total dividends plus the share buyback programme but excluding transaction costs), and the percentage change from the year ended 30 June 2019 to the year ended 30 June 2020. The Committee considers that there are no other significant distributions or payments of profit or cash flow.

Governance (continued)

CEO total remuneration and TSR performance

The graph below shows the total shareholder return for Diageo and the FTSE 100 Index since 30 June 2010 and demonstrates the relationship between pay and performance for the Chief Executive, using current and previously published single total remuneration figures. The FTSE 100 Index has been chosen because it is a widely recognised performance benchmark for large companies in the United Kingdom.

	Paul S Walsh £'000	Paul S Walsh £'000	Paul S Walsh £'000	Ivan Menezes (i) £'000	Ivan Menezes (i) £'000	Ivan Menezes (i)£'000	Ivan Menezes (i)£'000	Ivan Menezes(i)£'000	Ivan Menezes (i)£'000	Ivan Menezes (ii)£'000
Chief Executive total remuneration (includes legacy LTIP awards)	4,449	11,746	15,557	7,312	3,888	4,156	3,399	8,995	11,776	2,139
Annual incentive(ii)	77%	74%	51%	9%	44%	65%	68%	70%	61.0%	0%
Share option(ii)	100%	100%	100%	71%	0%	0%	0%	60%	73.1%	27.5%
Performance share(ii)	0%	65%	95%	55%	33%	31%	0%	70%	89%	6.9%

(i)	To enable comparison Ivan Menezes’ single total figure of remuneration has been converted into sterling using the average weighted exchange rate for the relevant financial year.
(ii) % maximum opportunity.

CEO pay ratio

In accordance with the Companies (Miscellaneous Reporting) Regulations 2018, the table below sets out Diageo’s CEO pay ratios for the year ended 30 June 2020. This compares the Chief Executive’s total remuneration – converted into sterling – with the equivalent remuneration for the employees paid at the 25th (P25), 50th (P50) and 75th (P75) percentile of Diageo’s workforce in the United Kingdom. The total remuneration for each quartile employee, and the salary component within this, is also outlined in the table below.

Year	Method	25th percentile pay ratio	Median pay ratio	75th percentile pay ratio
2019(i)	Option A(ii)	265:1	208:1	166:1
2020	Option A(ii)(iii)	51:1	39:1	31:1
2020	Total pay and benefits	£41,881	£54,234	£68,112
2020	Salary	£30,886	£37,632	£52,659

(i)
2019 CEO pay ratios have been updated to reflect the value of the updated 2019 single figure of remuneration, which incorporates long-term incentives based on actual share price at vesting, rather than the average share price in the last three months of the financial year, which had been used as a proxy for the 2019 disclosure.

(ii)
Only people employed in the United Kingdom and with the same number of contractual working hours throughout the full 12-month period have been included in the calculation. Inclusion of employees outside this group would require a complex simulation of full-time annual remuneration and would not have a meaningful impact on the ratio.

(iii)
The total remuneration for employees is based on actual earnings for the 11 months to 31 May 2020, and a projection for June 2020 that replicates the relevant items of the previous month’s earnings. This pragmatic approach provides an accurate calculation of the ratios, while mitigating the challenge of the limited timeframe between the end of the financial year and the publishing of the Annual Report. Pay changes from May to June would seldom be material. This assumption was tested by replicating the 2019 calculation using actual earnings for June 2019, which resulted in no change to the median employee total pay and benefits figure for 2019 and indicated that the maximum variance in the median pay ratio in any given year would be 1 point only.

Governance (continued)

Methodology

Consistent with the approach for Diageo’s voluntary disclosure in 2019, the calculation methodology used to identify the employees at each quartile for 2020 is Option A, as defined in the regulations. We believe this is the most robust and accurate approach, and in line with shareholder expectations. Total full-time equivalent remuneration for employees reflects all pay and benefits received by an individual in respect of the relevant year and has, other than where noted below, been calculated in line with the methodology for the ‘single figure of remuneration’ for the Chief Executive (shown on page 176 of this report). Actual remuneration was converted into the full-time equivalent for the role and location by pro-rating earnings to reflect full-time contractual working hours and these figures were then ranked to identify the employees sitting at the percentiles. In light of financial performance outcomes being signed off close to the publishing date of the Annual Report, the Diageo Group Business Multiple - which applies to the majority of UK employees - has been used to calculate all payments under the annual incentive schemes, although specific regional or market business multiples may apply in practice. Pension values are not calculated on the same basis as the Chief Executive figure, but rather as the total of contributions made by the company during the financial year. This approach allows meaningful data for a large group of individuals to be obtained in a more efficient way.

Points to note for the year 2020

As indicated in last year’s disclosure, Diageo’s Chief Executive has a larger proportion of his total remuneration linked to business performance than other employees in the UK Workforce. Last year’s performance was strong, but in 2020 there will be no annual incentive payout and long-term incentives related to the three-year period ended 30 June 2020 will have limited vesting. As a result, total remuneration for the Chief Executive has changed significantly from 2019 to 2020. Total remuneration across the wider UK workforce has also reduced due to the absence of a bonus pay out and freeshares award as a result of the Covid-19 pandemic, as evidenced by the reduction in the total pay and benefits figures versus last year. However, the main driver for the reduction of the pay ratios is variable pay for the Chief Executive. The median pay ratio for 2020 is consistent with the pay and progression policies for Diageo’s UK employees as a whole. As in 2019, the individual receiving median pay belongs to the group of manufacturing workers involved in the distillation, warehousing, maturation, bottling and packaging of Scotch whisky and other spirits and beer that makes up almost half of the workforce in the United Kingdom.

Looking after our people and investing in talent

Throughout the Covid-19 pandemic, our focus has been firmly on the wellbeing of our employees and providing the policies, support and guidance they need. Diageo has sought to provide stability and reassurance to its workforce by safeguarding jobs, pay and benefits, and has increased its overall benefit offering by rolling-out a global employee assistance program and extending access to bereavement leave and life insurance to all employees across the world.
To help us emerge stronger, we continue to invest in attracting world-class talent by offering total reward packages that people value and that support them to be their best. Although most employees’ salaries will remain unchanged in 2020, we still aim to offer fair and competitive rates of pay across the business and therefore we continue to carry out regular market benchmarking which allows us to intervene where required.

We are proud of being a UK Living Wage employer since 2017 and of the progress we have made towards closing the gender pay gap (more details available at www.diageo.com).
Benefits such as competitive pension schemes, the opportunity to participate in employee share-ownership schemes, a product allowance to help employees enjoy Diageo products, generous leave policies, healthcare and life insurance are key parts of our total reward offering.

Annual change in pay for Directors and all employees

In line with the requirements in The Companies (Directors’ Remuneration Policy and Directors’ Remuneration Report) Regulations 2019, which implement Articles 9a and 9b of European Directive 2017/828/EC1 (commonly known as the Revised Shareholder Rights Directive or SRD), the table below shows the percentage change in Directors’ remuneration and average remuneration of employees from the year ended 30 June 2019 to the year ended 30 June 2020. Given the small number of people employed by the Diageo plc entity, data for all employees of the Diageo Group has been included.

Governance (continued)

Relatively few employees will receive a bonus in 2020 and there will be no annual incentive payout for Executive Directors, the impact of which is visible in the bonus percentage change. The year-on-year movement in salary for Executive Directors and employees reflects the annual review implemented in October 2019 and changes throughout the financial year ending 30 June 2020. The impact of the announced absence of a global salary review in 2020 will be reflected in next year’s disclosure. The increase in Kathryn Mikell’s benefits relates to the provision of financial counselling for compliance with UK and US tax affairs, as referenced in the single figure table on page 176. On 29 January 2019 Susan Kilsby was appointed Chair of the Remuneration Committee and subsequently became Senior Independent Director on 31 October 2019. These positions were previously held by Lord Davies of Abersoch and, as a result, there is a significant change in both of their fees from 2019 to 2020.

2020	Year-on-year change in pay for Directors compared to the global average employee
		Executive Directors(ii)		Non-Executive Directors(iii)
	Average employee(i)	Ivan Menezes	Kathryn Mikells	Javier Ferrán	Debra Crew(iv)	Lord Davies	Susan Kilsby	Ho KwonPing	Nicola Mendelsohn	Alan Stewart
Salary	3.7%	2.7%	2.8%	0%	3.3%	(22.9)%	37.3%	3.3%	3.3%	2.5%
Bonus	(67.8)%	(100)%	(100)%	—	—	—	—	—	—	—
Benefits	6.9%	0.8%	55.9%	0%	527.7%	27.4%	68.9%	93.3%	0%	0%

(i)
Calculated by dividing staff cost related to salaries, bonus and benefits by the average number of employees on a full-time equivalent basis, as disclosed in the financial statements under Staff cost and average number of employees (note 3c) on pages 212 and 213, but reduced to account for the inclusion of Executive Directors in reported figures. The salary, bonus and benefits are subsets of the Wages and Salaries figure disclosed in note 3c. In line with the approach for the Directors, the bonus reflects the payouts in relation to performance during the relevant financial year.

(ii)	Calculated using the data from the single figure table in the annual report on remuneration (page 176) in US dollars, as both Ivan Menezes and Kathryn Mikells are paid in this currency.

(iii)
Calculated using the fees and taxable benefits disclosed under Non-Executive Directors’ remuneration in the table below. Taxable benefits for Non-Executive Directors comprise a product allowance as well as expense reimbursements relating to attendance at Board meetings, which may be variable year-on-year and have not exceeded £10k in total.

(iv)
Debra Crew was appointed to the Board on 18 April 2019 and stood down on 24 March 2020. To enable comparison and to provide a meaningful reflection of annual percentage increase, for the purposes of this calculation, her 2019 and 2020 fees were adjusted to reflect full-year appointment to the Board.

Non-Executive Directors

Fee policy

Javier Ferrán’s fee as non-executive Chairman as at 1 January 2020 is £600,000 per annum, rising to £650,000 on 1 January 2021 (the planned increase for 1 January 2020 was deferred, at the Chairman’s request, due to the Covid-19 pandemic). The Chairman’s fee is appropriately positioned against our comparator group of FTSE 30 companies excluding financial services.

The basic fee for Non-Executive Directors increased from £92,000 to £98,000 and the additional fee for the Senior Non-Executive Director increased from £25,000 to £30,000, both effective 1 January 2020. There was no change to the additional fees for the Chair of the Audit Committee and Chair of the Remuneration Committee in the year ended 30 June 2020. The next review is scheduled for January 2021.

	January 2020	January 2019
Per annum fees	£'000	£'000
Chairman of the Board	600	600
Non-Executive Directors
Base fee	98	92
Senior Non-Executive Director	30	25
Chairman of the Audit Committee	30	30
Chairman of the Remuneration Committee	30	30

Governance (continued)

Non-Executive Directors’ remuneration for the year ended 30 June 2020

	Fees £'000		Taxable benefits(i) £'000		Total £'000
	2020	2019	2020	2019	2020	2019
Chairman
Javier Ferrán(ii)	600	600	1	1	601	601
Non-Executive Directors
Lord Davies of Abersoch	103	134	2	1	105	135
Susan Kilsby	144	105	10	6	154	111
Melissa Bethell(iii)	—	—	—	—	—	—
Debra Crew(iv)	71	19	8	—	79	19
Ho KwonPing	95	92	4	2	99	94
Nicola S Mendelsohn	95	92	1	1	96	93
Alan JH Stewart	125	122	1	1	126	123

(i)
Taxable benefits include a contracted car service, product allowance and expense reimbursements relating to travel, accommodation and subsistence in connection with the attendance at Board meetings during the year, which are deemed by HMRC to be taxable in the United Kingdom. The amounts in the single figure of total remuneration table above include the grossed-up cost of UK tax paid by the company on behalf of the Directors. Non-taxable expense reimbursements have not been included in the single figure of remuneration table above.

(ii)
£100,000 of Javier Ferrán’s net remuneration in the year ended 30 June 2020 was used for the monthly purchase of Diageo ordinary shares, which must be retained until he retires from the company or ceases to be a Director for any other reason.

(iii)	Melissa Bethell was appointed to the Board on 30 June 2020 and received £377 in fees for the year ended 30 June 2020.
(iv) Debra Crew stepped down from the Board on 24 March 2020.

Looking ahead to 2021

Salary increases for the year ending 30 June 2021

As outlined in the 2019 annual report on remuneration, base salaries for the Chief Executive and Chief Financial Officer were increased by 3%, effective from 1 October 2019.

In April 2020, the Remuneration Committee reviewed base salaries for senior management and agreed that no increase to salaries will apply from 1 October 2020, in light of the impact of the Covid-19 pandemic on business performance in the year ended 30 June 2020.

	Ivan Menezes		Kathryn Mikells
Salary at 1 October ('000)	2020	2019	2020	2019
Base salary	$1,661	$1,661	$1,093	$1,093
% increase (over previous year)	0%	3%	0%	3%

Annual incentive design for the year ending 30 June 2021

The measures and targets used in the AIP are reviewed annually by the Remuneration Committee and are chosen to drive financial and individual business performance goals related to the company’s short-term strategic operational objectives. The AIP design for Executive Directors in the year ending 30 June 2021 will comprise the following performance measures and weightings, with targets set for each half-year period and the final payout determined at the year-end, subject to the Committee’s assessment of holistic performance over the full financial year:

–
operating profit (% growth) (26.67% weighting): stretching profit targets drive operational efficiency and influence the level of returns that can be delivered to shareholders through increases in share price and dividend income not including exceptional items or exchange;

–	net sales (% growth) (26.67% weighting): a key performance measure of year-on-year top line growth;

–	operating cash conversion (26.67% weighting): ensures focus on efficient cash delivery by the end of the year;

–	individual business objectives (20% weighting): measurable deliverables that are specific to the individual and are focused on supporting the delivery of key strategic objectives.

The Committee has discretion to adjust the payout to reflect underlying business performance and any other relevant factors.

Governance (continued)

Details of the targets for the year ending 30 June 2021 will be disclosed retrospectively in next year’s annual report on remuneration, by which time they will no longer be deemed commercially sensitive by the Board.

Long-term incentive awards to be made in the year ending 30 June 2021

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

As last year, DLTIP awards made in September 2020 will comprise awards of both performance shares and share options, based on stretching targets against the key performance measures outlined in the table below. The measure on profit before exceptional items and tax has been replaced by a measure on adjusted earnings per share growth to include the impact of tax. In addition, a new ESG measure has been introduced, as described below. The performance share element of the DLTIP applies to the Executive Committee and the top cadre of senior leaders across the organisation worldwide, whilst the share option element is applicable to a much smaller

Given the uncertainty of the severity and duration of the impact of the Covid-19 pandemic on the long-term business plan, the targets for this award will be set after the announcement of the interim financial results in January 2021.

	Performance shares			Share options
	Organic net sales	Cumulative free cash flow	ESG measure	Growth in adjusted earnings per share	Relative total shareholder return
Weighting (% total)	40%	40%	20%	50%	50%

The ESG measure comprises four goals reflecting Diageo’s vision to make a positive impact on the environment and society, with each goal weighted equally:

–	carbon reduction in direct operations;

–	water efficiency in direct operations;

–	number of people with positive attitudinal change on the dangers of underage drinking following participation in the Smashed education programme; and

–	inclusion and diversity metric (one measure on % female leaders globally, and another measure on % ethnically diverse leaders in certain geographies).

Awards are calculated on the basis of a six-month average share price for the period ending 30 June 2020, which is in line with the award price for previous years and as a result no adjustment to award size is considered necessary.

It is intended that a DLTIP award of 500% of base salary will be made to Ivan Menezes in September 2020, comprising 375% of salary in performance shares and 125% of salary in market-price share options (in performance share equivalents; one market price option is valued at one-third of a performance share).

It is intended that a DLTIP award of 480% of salary will be made to Kathryn Mikells in September 2020, comprising 360% of salary in performance shares and 120% of salary in market price share options (in performance share equivalents).

The table below summarises the annual DLTIP awards to Ivan Menezes and Kathryn Mikells in September 2020.

	Chief Executive	Chief Financial Officer
Grant value (% salary)	Performance share equivalents (1 share: 3 options)
Performance shares	375%	360%
Share options	125%	120%
Total	500%	480%

Governance (continued)

Additional information

Remuneration committee

Over the year, the Remuneration Committee has consisted of the following independent Non-Executive Directors: Susan Kilsby, Lord Davies of Abersoch, Melissa Bethell, Ho KwonPing, Nicola S Mendelsohn, Alan JH Stewart and Debra Crew. Susan Kilsby is the Chair of the Remuneration Committee. The Chairman of the Board and the Chief Executive may, by invitation, attend Remuneration Committee meetings except when their own remuneration is discussed. Diageo’s Chief Human Resources Officer and Global Performance and Reward Director are also invited from time to time by the Remuneration Committee to provide their views and advice. The Chief Executive and Chief Human Resources Officer are not present when their own remuneration is discussed. The Chief Financial Officer may also attend to provide performance context to the Committee during its discussions about target setting. Information on meetings held and Director attendance is disclosed in the corporate governance report.

The Remuneration Committee’s principal responsibilities are:

–	making recommendations to the Board on remuneration policy as applied to the Executive Directors and the Executive Committee;

–	setting, reviewing and approving individual remuneration arrangements for the Chairman of the Board, Executive Directors and Executive Committee members including terms and conditions of employment;

–	determining arrangements in relation to termination of employment of the Executive Directors and other designated senior executives;

–	making recommendations to the Board concerning the introduction of any new share incentive plans which require approval by shareholders; and

–
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

The Committee has considered the remuneration policy and practices in the context of the principles of the Corporate Governance Code, as follows:

Clarity – the Committee engages regularly with executives, shareholders and their representative bodies in order to explain the approach to executive pay;

Simplicity – the purpose, structure and strategic alignment of each element of pay has been clearly laid out in the remuneration policy;

Risk – there is an appropriate mix of fixed and variable pay, and financial and non-financial objectives, and there are robust measures in place to ensure alignment with long-term shareholder interests, including the post-vesting retention period, shareholding requirement and bonus deferral into shares;

Predictability – the pay opportunity under different performance scenarios are set out on page 171 of this report;

Proportionality – executives are incentivised to achieve stretching targets over an annual and three-year period, and the Committee assesses performance holistically at the end of each period, taking into account underlying business performance and the internal and external context. The Committee may exercise discretion to ensure that payouts are appropriate; and

Alignment with culture – non-financial objectives may be incentivised under the individual business objective element of the annual incentive plan and ESG priorities are incentivised under the long-term incentive plan, which reinforces the company's purpose and values.

Governance (continued)

External advisors

During the year ended 30 June 2020, the Remuneration Committee received advice on executive remuneration from Deloitte. Deloitte was appointed by the Committee in May 2019, following a comprehensive tendering process with several consulting firms. Deloitte is a founding member of the Remuneration Consultants Group and adheres to its code in relation to executive remuneration consulting. The Committee requests Deloitte attend meetings periodically during the year and is satisfied that the advice it has received has been objective and independent.

Deloitte provides unrelated services to the company in the areas of immigration services and management consultancy. During the year, Deloitte supported the Committee in providing: remuneration benchmarking survey data to support the salary review for the Executive Committee, advice on the design of long-term incentives and the level of stretch in the long-term incentive targets and providing periodic updates on the TSR of Diageo and its peer companies for outstanding performance cycles. The fees paid to Deloitte in relation to advice provided to the Committee were £151,100 and were determined on a time and expenses basis.

Clifford Chance provided advice on the operation of share plans during the year. Fees paid in relation to this advice, again on a time and expenses basis, were £62,095.

The Committee is satisfied that the Deloitte and Clifford Chance engagement partners and teams that provide remuneration advice to the Committee do not have connections with Diageo that may impair their independence. The Committee reviewed the potential for conflicts of interest and judged that there were appropriate safeguards against such conflicts.

Statement of voting

The following table summarises the details of votes cast in respect of the resolutions on the Directors’ remuneration policy at the 2017 AGM and Directors’ remuneration report at the 2019 AGM.

	For	Against	Total votes cast	Abstentions
Directors’ remuneration policy
Total number of votes	1,905,251,510	75,507,013	1,980,758,523	2,048,247
Percentage of votes cast	96.19%	3.81%	100%	n/a
Annual report on remuneration
Total number of votes	1,694,726,156	54,505,285	1,749,231,441	11,478,228
Percentage of votes cast	96.88%	3.12%	100%	n/a

The Committee was pleased with the level of support shown for the remuneration policy and implementation report and appreciated the active participation of shareholders and their representative advisory bodies in consulting on executive remuneration matters.

Emoluments and share interests of senior management

The total emoluments for the year ended 30 June 2020 of the Executive Directors, the Executive Committee members and the Company Secretary (together, the senior management) of Diageo comprising base salary, annual incentive plan, share incentive plan, termination payments and other benefits were £12.1 million (2019 - £21.5 million).

The aggregate amount of gains made by the senior management from the exercise of share options and from the vesting of awards during the year was £37.3 million. In addition, they were granted 738,490 performance-based share options under the Diageo Long-Term Incentive Plan (DLTIP) during the year at a weighted average share price of 3483 pence, exercisable by 2029 and no options were granted under DLTIP that are not subject to performance. In addition they were granted 680 options over ordinary shares under the UK savings-related share options scheme (SAYE). They were also awarded 700,279 performance shares under the DLTIP in September 2019, which will vest in three years subject to the relevant performance conditions.

Governance (continued)

Senior management options over ordinary shares

At 31 July 2020, the senior management had an aggregate beneficial interest in 2,610,138 ordinary shares in the company and in the following options over ordinary shares in the company:

	Number of options	Weighted average exercise price	Option period
Ivan Menezes	810,288	2561p	2018 - 2029
Kathryn Mikells	429,608	2718p	2019 - 2029
Other(i)	2,483,620	2458p	2013 - 2029
	3,723,516
(i)    Other members of the Executive Committee, which includes the Company Secretary.

Key management personnel related party transactions

Key management personnel of the group comprises the Executive and Non-Executive Directors, the members of the Executive Committee and the Company Secretary.

Diageo plc has granted rolling indemnities to the Directors and the Company Secretary, uncapped in amount, in relation to certain losses and liabilities which they may incur in the course of acting as Directors or Company Secretary (as applicable) of Diageo plc or of one or more of its subsidiaries. These indemnities continue to be in place at 30 June 2020.

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

Statutory and audit requirements

This report was approved by a duly authorised Committee of the Board of Directors and was signed on its behalf on 4 August 2020 by Susan Kilsby who is Chairman of the Remuneration Committee.

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

The annual report on remuneration is subject to shareholder approval at the AGM on 28 September 2020;
Terms defined in this remuneration report are used solely herein.

Governance (continued)

Directors' report

The Directors present the Directors' report for the year ended 30 June 2020.

Annual General Meeting (AGM)

The AGM will be held at the company’s registered office at Lakeside Drive, Park Royal, London NW10 7HQ on 28 September 2020 at 2.30 pm.

Directors

The Directors of the company who currently serve are shown in the section ‘Board of Directors and Company Secretary’ on pages 133 and 134 and the names of additional and former Directors who served during the year are listed on page 135.
In accordance with the UK Corporate Governance Code, all the Directors, with the exception of Ho KwonPing, will retire by rotation at the AGM and offer themselves for re-election.
Further details of Directors’ contracts, remuneration and their interests in the shares of the company at 30 June 2020 are given in the Directors’ remuneration report.
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

Corporate governance statement

The corporate governance statement, prepared in accordance with rule 7.2 of the Financial Conduct Authority’s Disclosure Guidance and Transparency Rules, comprises the following sections of the Annual Report: the ‘Corporate governance report’, the ‘Audit Committee report’ and the ‘Additional information for shareholders’.

Significant agreements - change of control

The following significant agreements contain certain termination and other rights for Diageo’s counterparties upon a change of control of the company.

Under the partners agreement governing the company’s 34% investment in Moët Hennessy SAS (MH) and Moët Hennessy International SAS (MHI), if a Competitor (as defined therein) directly or indirectly takes control of the company (which, for these purposes, would occur if such competitor acquired more than 34% of the voting rights or equity interests in the company), LVMH Moët Hennessy - Louis Vuitton SA (LVMH) may require the company to sell its interests in MH and MHI to LVMH.
The master agreement governing the operation of the group’s market-level distribution joint ventures with LVMH states that if any person acquires interests and rights in the company resulting in a Control Event (as defined) occurring in respect of the company, LVMH may within 12 months of the Control Event either appoint and remove the chairman of each joint venture entity governed by such master agreement, who shall be given a casting vote, or require each distribution joint venture entity to be wound up. Control Event for these purposes is defined as the acquisition by any person of more than 30% of the outstanding voting rights or equity interests in the company, provided that no other person or entity (or group of affiliated persons or entities) holds directly or indirectly more than 30% of the voting rights in the company.

Governance (continued)

Related party transactions

Transactions with other related parties are disclosed in note 20 to the consolidated financial statements.

Distributions

In April 2020, the Directors became aware that certain share buy-backs and certain transactions related to the company’s employee share schemes with or for the benefit of the Company’s employee benefit and share ownership trusts undertaken between 10 May 2019 and 9 August 2019, amounting to approximately £320 million, (‘the affected transactions’), were undertaken contrary to the applicable provisions of the Companies Act 2006 as they were undertaken following utilisation in full of the company’s distributable reserves as set out in its balance sheet as at 30 June 2018. At the Annual General Meeting to be held on 28 September 2020, a resolution will be proposed which will appropriate an equivalent amount of distributable profits of the company to the payments made in respect of the affected transactions and will implement arrangements to put all potentially affected parties, so far as possible, in the position in which they were intended to be had the affected transactions been undertaken in accordance with the applicable provisions of the Companies Act 2006. This resolution and the arrangements that it implements will, if approved by shareholders, constitute a related party transaction under IAS 24 and under the Listing Rules, as the Directors would benefit from the waiver of any claims that the company has or may have against them as a result of the affected transactions. These arrangements are not expected to have any effect on the company’s financial position as the company has not recorded or disclosed its right potentially to make claims against any person in respect of the affected transactions as an asset or contingent asset of the company. The company has reviewed and implemented additional controls relating to distributable reserves to ensure that relevant requirements are complied with, and these controls will be subject to regular assessment as to ongoing effectiveness.

Major shareholders

At 30 June 2020, the following substantial interests (3% or more) in the company’s ordinary share capital (voting securities) had been notified to the company.

Shareholder	Number of ordinary shares	Percentage of issued ordinary share capital (excluding treasury shares)	Date of notification of interest
BlackRock Investment Management (UK) Limited (indirect holding)	147,296,928	5.89%	3 December 2009
Capital Research and Management Company (indirect holding)	124,653,096	4.99%	28 April 2009

(i)
On 5 February 2020, BlackRock Inc. filed an Amendment to Schedule 13G with the SEC in respect of the calendar year ended 31 December 2019 reporting that 166,511,608 ordinary shares representing 7.1% of the issued ordinary share capital were beneficially owned by BlackRock Inc. and its subsidiaries (including BlackRock Investment Management (UK) Limited).

(ii)
On 14 February 2020, Massachusetts Financial Services Company filed a Schedule 13G with the SEC in respect of the calendar year ended 31 December 2019 reporting that 123,237,269 ordinary shares representing 5.3% of the issued ordinary share capital were beneficially owned by Massachusetts Financial Services Company.

The company has not been notified of any other substantial interests in its securities since 30 June 2020. The company’s substantial shareholders do not have different voting rights. Diageo, so far as is known by the company, is not directly or indirectly owned or controlled by another corporation or by any government. Diageo knows of no arrangements, the operation of which may at a subsequent date result in a change of control of the company.

As at the close of business on 31 July 2020, 335,449,774 ordinary shares, including those held through ADSs, were held by approximately 2,732 holders (including ADR holders) with registered addresses in the United States, representing approximately 15.21% of the outstanding ordinary shares (excluding treasury shares). At such date, 88,761,128 ADSs were held by 2,340 registered ADR holders. Since certain of such ordinary shares and ADSs are held by nominees or former GrandMet or Guinness Group ADR holders who have not re-registered their ADSs, the number of holders may not be representative of the number of beneficial owners in the United States or the ordinary shares held by them.

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

Governance (continued)

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

Under the contractual arrangements with the Depositary, Diageo has received approximately $2.3 million arising out of fees charged in respect of dividends paid during the year and a fixed contribution to the company’s ADR programme costs. These payments are received for expenses associated with non-deal road shows, third party investor relations consultant fees and expenses, Diageo’s cost for administration of the ADR programme not absorbed by the Depositary and related activities (e.g. expenses associated with the annual general meeting), travel expenses to attend training and seminars, exchange listing fees, legal fees, auditing fees and expenses, the Securities and Exchange Commission (SEC) filing fees, expenses related to Diageo’s compliance with US securities law and regulations (including, without limitation, the Sarbanes-Oxley Act) and other expenses incurred by Diageo in relation to the ADR programme.

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

Financial statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Diageo plc

Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheet of Diageo plc and its subsidiaries (collectively, the “Company”) as of 30 June 2020 and 2019, and the related consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity and the consolidated statement of cash flows for each of the three years in the period ended 30 June 2020, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of 30 June 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of 30 June 2020 and 2019 , and the results of its operations and its cash flows for each of the three years in the period ended 30 June 2020 in conformity with  International Financial Reporting Standards as issued by the International Accounting Standards Board and International Financial Reporting Standards as adopted by the European Union. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 30 June 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Change in Accounting Principle

As discussed in note 1f to the consolidated financial statements, the Company changed the manner in which it accounted for leases in the period ended 30 June 2020 due to the adoption of IFRS 16.

Basis for Opinions
The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s report on internal control over financial reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Impairment assessment of indefinite-lived brand intangible assets and goodwill

As described in note 9 to the consolidated financial statements, the Company’s consolidated indefinite-lived brand intangibles balance and goodwill balance as at 30 June 2020 were £7,755 million and £1,912 million respectively. Management conducts impairment tests for indefinite-lived brand intangibles and goodwill annually, or more frequently if events or circumstances indicate that the carrying amount may not be recoverable.  The individual brands, other intangibles with indefinite useful lives and their associated tangible fixed assets are aggregated and tested as separate cash-generating units.  Goodwill is attributed to each of the markets. Separate tests are carried out for each cash-generating unit and for each of the markets.  The impairment test compares the net carrying value of the cash-generating unit for indefinite-lived brand intangibles and market for goodwill with the recoverable amount.  Value in use and fair value less costs of disposal were both considered for these reviews and any impairment charge was based on these. The tests are dependent on management’s estimates in respect of the forecasting of future cash flows, the discount rates applicable to the future cash flows and what expected growth rates are reasonable. Judgment is required in determining the cash-generating units. The value in use calculations are based on discounted forecast cash flows using the assumption that cash flows continue in perpetuity at the terminal growth rate of each country or region. Cash flows are extrapolated up to five years using expected growth rates in line with management’s best estimates. Growth rates reflect expectations of sales growth, operating costs and margin, based on past experience and external sources of information. Where applicable, multiple cash flow scenarios were populated to predict the potential outcome, considering the increased risk of uncertainty around the duration and severity of the Covid-19 pandemic in the different markets. The five-year forecast period is extended by up to an additional ten years at acquisition date for some indefinite-lived intangible assets and goodwill when management believes that this period is justified by the maturity of the market and expects to achieve growth in excess of the terminal growth rate driven by Diageo’s sales, marketing and distribution expertise. Cash flows beyond the five-year period are projected using steady or progressively declining growth rates. These rates do not exceed the annual growth rate of the real gross domestic product (GDP) aggregated with the long-term annual inflation rate of the country or region. Cash flows for the subsequent years after the forecast period are extrapolated based on a terminal growth rate which does not exceed the long-term annual inflation rate of the country or region. The determination of discounted future cash flows include significant management judgments and assumptions, including sales growth, operating costs, margin, discount rates and terminal growth rates.

The principal consideration for our determination that performing procedures related to the impairment assessment of indefinite-lived brand intangible assets and goodwill is a critical audit matter are there was significant judgment made by management when developing its assessment of the recoverable amount for the cash-generating units.  This in turn led to a high degree of auditor judgment, subjectivity and effort in evaluating management’s significant assumptions, including future cash flows, discount rates, and expected growth rates.  In addition, the audit effort involved the use of professionals with specialised skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s goodwill and indefinite-lived brand intangible assets impairment tests, including controls over the determination of recoverable amounts. These procedures also included, among others, testing management’s process for determining the recoverable amount of goodwill and indefinite-lived brand intangible assets, evaluating the appropriateness of the methodology used in the impairment models, testing the completeness, accuracy, and relevance of underlying data used in the models, and evaluating the significant assumptions used by management, including the forecasted cash flows, discount rates, expected growth rates, as well as management’s sensitivities and related financial statement disclosures. Evaluating the reasonableness of management’s assumptions involved 1) evaluating key market-related assumptions (including the growth rates, discount rate and management’s estimates of the duration and severity of the impact of the Covid-19 pandemic on cash flows) used in the models to external data, 2) performing a retrospective comparison of forecasted cash flows to actual past performance and previous forecasts, 3) performing sensitivity analyses, and 4) using professionals with specialised skill and knowledge to assist in the evaluation of the discount rates.

Taxation - Provisions for tax uncertainties

Financial statements (continued)

As described in note 7 and note 18 to the consolidated  financial statements, the Company has a number of ongoing tax audits worldwide for which provisions are recognised based on management’s best estimates and judgments concerning the ultimate outcome. As at 30 June 2020 the current tax asset of £190 million and tax liability of £246 million includes £189 million of provisions for tax uncertainties. The Company operates in a large number of markets with complex tax and legislative regimes that are open to subjective interpretation. Management is required to estimate the amount that should be recognised as a tax liability or tax asset in many countries which are subject to tax audits which by their nature are often complex and can take several years to resolve. Tax provisions are based on management’s judgment and interpretation of country specific tax law and the likelihood of settlement. As disclosed by management, the actual tax liabilities could differ from the provision for tax uncertainties and in such event the Company would be required to make an adjustment in a subsequent period which could have a material impact on the Company’s profit for the year.

The principal consideration for our determination that performing procedures related to the provision for tax uncertainties is a critical audit matter are there was significant judgment made by management in determining the provisions for tax uncertainties, including a high degree of estimation uncertainty due to the number and complexity of tax laws, frequency of tax audits and potential for adjustments which could have a material impact on the Company’s profit for the year as a result of such audits. This in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures to evaluate the timely identification and accurate measurement of provisions for tax uncertainties.  Also, the evaluation of audit evidence related to the provisions for tax uncertainties required significant auditor judgment as the nature of the evidence is often subjective, and the audit effort involved the use of professionals with specialised skill and knowledge to assist in evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the identification and recognition of the liabilities for uncertain tax positions, and controls addressing completeness of the uncertain tax positions, as well as controls over measurement of the liabilities. These procedures also included, among others, (i) testing the information used in the calculation of the liability for uncertain tax positions; (ii) testing the calculation of the liability for uncertain tax positions by jurisdiction, including management’s assessment of the technical merits of tax positions and estimates of the amount of tax benefit expected to be sustained; (iii) testing the completeness of management’s assessment of both the identification of uncertain tax positions and possible outcomes of each uncertain tax position; and (iv) evaluating the status and results of tax audits with the relevant tax authorities and (v) evaluating the sufficiency of the Company’s related disclosures. Professionals with specialised skill and knowledge were used to assist in the evaluation of the completeness and measurement of the Company’s uncertain tax positions, including evaluating the reasonableness of management’s assessment of whether tax positions are more-likely-than-not of being sustained, the application of relevant tax laws, and estimated interest and penalties, as well as evaluating the sufficiency of the Company’s related financial statement disclosures.

Legal contingent liabilities and proceedings

As described in note 18 to the consolidated financial statements, the Company records provisions for the anticipated settlement costs of legal disputes against the Company where it is considered to be probable that a liability exists and a reliable estimate can be made of the likely outcome.  The Company discloses where it is possible that a settlement may be reached or it is not possible to make a reliable estimate of the estimated financial effect, but no provision is created.

The principal consideration for our determination that performing procedures related to legal contingent liabilities and proceedings is a critical audit matter are there was significant judgment made by management in assessing the likelihood that a legal dispute will succeed, or a liability will arise, and an estimate to quantify the possible range of any settlement. This in turn led to a high degree of auditor judgment, subjectivity and effort in performing audit procedures and evaluating management’s assessments of the contingencies associated with the disputes.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s evaluation of legal disputes, including controls over determining whether a loss is probable and whether the amount of loss can be reliably estimated, as well as financial statement disclosures. These procedures also included, among others, obtaining and evaluating the letters of audit inquiry with external legal counsel, evaluating the reasonableness of management’s assessment regarding whether it is probable that a liability exists and a reliable estimate can be made of the likely outcome, and evaluating the sufficiency of the Company’s legal disclosures.

/s/PricewaterhouseCoopers LLP
London, United Kingdom
7 August 2020
We have served as the company's auditor since 2015.

Financial statements (continued)

Consolidated income statement

	Notes	Year ended 30 June 2020 £ million	Year ended 30 June 2019 £ million	Year ended 30 June 2018 £ million
Sales	2	17,697	19,294	18,432
Excise duties	3	(5,945)	(6,427)	(6,269)
Net sales	2	11,752	12,867	12,163
Cost of sales	3	(4,654)	(4,866)	(4,634)
Gross profit		7,098	8,001	7,529
Marketing	3	(1,841)	(2,042)	(1,882)
Other operating items	3	(3,120)	(1,917)	(1,956)
Operating profit		2,137	4,042	3,691
Non-operating items	4	(23)	144	—
Finance income	5	366	442	243
Finance charges	5	(719)	(705)	(503)
Share of after tax results of associates and joint ventures	6	282	312	309
Profit before taxation		2,043	4,235	3,740
Taxation	7	(589)	(898)	(596)
Profit for the year		1,454	3,337	3,144
Attributable to:
Equity shareholders of the parent company		1,409	3,160	3,022
Non-controlling interests		45	177	122
		1,454	3,337	3,144
		million	million	million
Weighted average number of shares
Shares in issue excluding own shares		2,346	2,418	2,484
Dilutive potential ordinary shares		8	10	11
		2,354	2,428	2,495
		pence	pence	pence
Basic earnings per share		60.1	130.7	121.7
Diluted earnings per share		59.9	130.1	121.1
The accompanying notes are an integral part of these consolidated financial statements.

Financial statements (continued)

Consolidated statement of comprehensive income

	Year ended 30 June 2020 £ million	Year ended 30 June 2019 £ million	Year ended 30 June 2018 £ million
Other comprehensive income
Items that will not be recycled subsequently to the income statement
Net remeasurement of post employment plans
Group	38	33	456
Associates and joint ventures	(14)	2	2
Non-controlling interests	—	—	1
Tax on post employment plans	(21)	1	(91)
	3	36	368
Items that may be recycled subsequently to the income statement
Exchange differences on translation of foreign operations
Group	(104)	274	(631)
Associates and joint ventures	82	19	3
Non-controlling interests	(37)	55	(72)
Net investment hedges	(227)	(93)	91
Exchange loss recycled to the income statement
On translation of foreign operations	4	—	—
Tax on exchange differences - group	4	(19)	7
Tax on exchange differences - non-controlling interests	—	—	2
Effective portion of changes in fair value of cash flow hedges
Hedge of foreign currency debt of the group	221	180	(64)
Transaction exposure hedging of the group	(43)	(86)	22
Hedges by associates and joint ventures	6	(6)	(15)
Commodity price risk hedging of the group	(11)	(9)	—
Recycled to income statement - hedge of foreign currency debt of the group	(75)	(82)	6
Recycled to income statement - transaction exposure hedging of the group	42	45	(7)
Recycled to income statement - commodity price risk hedging of the group	8	—	—
Tax on effective portion of changes in fair value of cash flow hedges	(23)	(11)	14
Hyperinflation adjustment	(18)	(22)	11
Tax on hyperinflation adjustment	4	6	(11)
	(167)	251	(644)
Other comprehensive (loss)/profit, net of tax, for the year	(164)	287	(276)
Profit for the year	1,454	3,337	3,144
Total comprehensive income for the year	1,290	3,624	2,868
Attributable to:
Equity shareholders of the parent company	1,282	3,392	2,815
Non-controlling interests	8	232	53
Total comprehensive income for the year	1,290	3,624	2,868
The accompanying notes are an integral part of these consolidated financial statements.

Financial statements (continued)

Consolidated balance sheet

		30 June 2020		30 June 2019
	Notes	£ million	£ million	£ million	£ million
Non-current assets
Intangible assets	9	11,300		12,557
Property, plant and equipment	10	4,926		4,455
Biological assets		51		34
Investments in associates and joint ventures	6	3,557		3,173
Other investments	12	41		49
Other receivables	14	46		53
Other financial assets	15	686		404
Deferred tax assets	7	119		138
Post employment benefit assets	13	1,111		1,060
			21,837		21,923
Current assets
Inventories	14	5,772		5,472
Trade and other receivables	14	2,111		2,694
Corporate tax receivable	7	190		83
Assets held for sale		—		65
Other financial assets	15	75		127
Cash and cash equivalents	16	3,323		932
			11,471		9,373
Total assets			33,308		31,296
Current liabilities
Borrowings and bank overdrafts	16	(1,995)		(1,959)
Other financial liabilities	15	(389)		(307)
Share buyback liability	17	—		(26)
Trade and other payables	14	(3,683)		(4,202)
Liabilities held for sale		—		(32)
Corporate tax payable	7	(246)		(378)
Provisions	14	(183)		(99)
			(6,496)		(7,003)
Non-current liabilities
Borrowings	16	(14,790)		(10,596)
Other financial liabilities	15	(393)		(124)
Other payables	14	(175)		(222)
Provisions	14	(293)		(317)
Deferred tax liabilities	7	(1,972)		(2,032)
Post employment benefit liabilities	13	(749)		(846)
			(18,372)		(14,137)
Total liabilities			(24,868)		(21,140)
Net assets			8,440		10,156
Equity
Share capital	17	742		753
Share premium		1,351		1,350
Other reserves		2,272		2,372
Retained earnings		2,407		3,886
Equity attributable to equity shareholders of the parent company			6,772		8,361
Non-controlling interests	17		1,668		1,795
Total equity			8,440		10,156
The accompanying notes are an integral part of these consolidated financial statements.

These consolidated financial statements have been approved by a duly appointed and authorised committee of the Board of Directors and were signed on its behalf by Ivan Menezes and Kathryn Mikells, Directors and dated 7 August 2020.

Financial statements (continued)

Consolidated statement of changes in equity

			Other reserves		Retained earnings/(deficit)
	Share capital £ million	Share premium £ million	Capital redemption reserve £ million	Hedging and exchange reserve £ million	Own shares £ million	Other retained earnings £ million	Total £ million	Equity attributable to parent company shareholders £ million	Non- controlling interests £ million	Total equity £ million
At 30 June 2017	797	1,348	3,146	(453)	(2,176)	7,651	5,475	10,313	1,715	12,028
Adoption of IFRS 15	—	—	—	—	—	(89)	(89)	(89)	(2)	(91)
Adoption of IFRS 9 by associate	—	—	—	(3)	—	3	3	—	—	—
Profit for the year	—	—	—	—	—	3,022	3,022	3,022	122	3,144
Other comprehensive (loss)/income	—	—	—	(574)	—	367	367	(207)	(69)	(276)
Total comprehensive (loss)/income for the year	—	—	—	(574)	—	3,389	3,389	2,815	53	2,868
Employee share schemes	—	—	—	—	32	(7)	25	25	—	25
Share-based incentive plans	—	—	—	—	—	39	39	39	—	39
Share-based incentive plans in respect of associates	—	—	—	—	—	4	4	4	—	4
Tax on share-based incentive plans	—	—	—	—	—	(2)	(2)	(2)	—	(2)
Shares issued	—	1	—	—	—	—	—	1	—	1
Purchase of non-controlling interests	—	—	—	—	—	(72)	(72)	(72)	70	(2)
Disposal of non-controlling interests	—	—	—	—	—	—	—	—	(1)	(1)
Purchase of right issue of non-controlling interests	—	—	—	—	—	(5)	(5)	(5)	31	26
Change in fair value of put option	—	—	—	—	—	7	7	7	—	7
Share buyback programme	(17)	—	17	—	—	(1,507)	(1,507)	(1,507)	—	(1,507)
Dividends paid	—	—	—	—	—	(1,581)	(1,581)	(1,581)	(101)	(1,682)
At 30 June 2018	780	1,349	3,163	(1,030)	(2,144)	7,830	5,686	9,948	1,765	11,713
Profit for the year	—	—	—	—	—	3,160	3,160	3,160	177	3,337
Other comprehensive income	—	—	—	212	—	20	20	232	55	287
Total comprehensive income for the year	—	—	—	212	—	3,180	3,180	3,392	232	3,624
Employee share schemes	—	—	—	—	118	(49)	69	69	—	69
Share-based incentive plans	—	—	—	—	—	49	49	49	—	49
Share-based incentive plans in respect of associates	—	—	—	—	—	3	3	3	—	3
Tax on share-based incentive plans	—	—	—	—	—	20	20	20	—	20
Shares issued	—	1	—	—	—	—	—	1	—	1
Purchase of non-controlling interests (note 8)	—	—	—	—	—	(694)	(694)	(694)	(90)	(784)
Non-controlling interest in respect of new subsidiary	—	—	—	—	—	—	—	—	2	2
Change in fair value of put option	—	—	—	—	—	(3)	(3)	(3)	—	(3)
Share buyback programme	(27)	—	27	—	—	(2,801)	(2,801)	(2,801)	—	(2,801)
Dividends paid	—	—	—	—	—	(1,623)	(1,623)	(1,623)	(114)	(1,737)
At 30 June 2019	753	1,350	3,190	(818)	(2,026)	5,912	3,886	8,361	1,795	10,156
Profit for the year	—	—	—	—	—	1,409	1,409	1,409	45	1,454
Other comprehensive loss	—	—	—	(116)	—	(11)	(11)	(127)	(37)	(164)
Total comprehensive (loss)/income for the year	—	—	—	(116)	—	1,398	1,398	1,282	8	1,290
Employee share schemes	—	—	—	—	90	(36)	54	54	—	54
Share-based incentive plans	—	—	—	—	—	2	2	2	—	2
Share-based incentive plans in respect of associates	—	—	—	—	—	4	4	4	—	4
Tax on share-based incentive plans	—	—	—	—	—	1	1	1	—	1
Share based payments and purchase of treasury shares in respect of subsidiaries	—	—	—	—	—	(1)	(1)	(1)	—	(1)
Shares issued	—	1	—	—	—	—	—	1	—	1
Transfers	—	—	—	5	—	(5)	(5)	—	—	—
Purchase of non-controlling interests (note 8)	—	—	—	—	—	(39)	(39)	(39)	(23)	(62)
Non-controlling interest in respect of new subsidiary	—	—	—	—	—	—	—	—	5	5
Change in fair value of put option	—	—	—	—	—	9	9	9	—	9
Share buyback programme	(11)	—	11	—	—	(1,256)	(1,256)	(1,256)	—	(1,256)
Dividends declared	—	—	—	—	—	(1,646)	(1,646)	(1,646)	(117)	(1,763)
At 30 June 2020	742	1,351	3,201	(929)	(1,936)	4,343	2,407	6,772	1,668	8,440
The accompanying notes are an integral part of these consolidated financial statements.

Financial statements (continued)

Consolidated statement of cash flows

		Year ended 30 June 2020		Year ended 30 June 2019		Year ended 30 June 2018
	Notes	£ million	£ million	£ million	£ million	£ million	£ million
Cash flows from operating activities
Profit for the year		1,454		3,337		3,144
Taxation		589		898		596
Share of after tax results of associates and joint ventures		(282)		(312)		(309)
Net finance charges		353		263		260
Non-operating items		23		(144)		—
Operating profit			2,137		4,042		3,691
Increase in inventories		(366)		(434)		(271)
Decrease/(increase) in trade and other receivables		523		11		(202)
(Decrease)/increase in trade and other payables and provisions		(485)		201		314
Net increase in working capital			(328)		(222)		(159)
Depreciation, amortisation and impairment		1,839		374		493
Dividends received		4		168		159
Post employment payments less amounts included in operating profit		(109)		(121)		(108)
Other items		(14)		64		10
			1,720		485		554
Cash generated from operations			3,529		4,305		4,086
Interest received		185		216		167
Interest paid		(493)		(468)		(418)
Taxation paid		(901)		(805)		(751)
			(1,209)		(1,057)		(1,002)
Net cash inflow from operating activities			2,320		3,248		3,084
Cash flows from investing activities
Disposal of property, plant and equipment and computer software		14		32		40
Purchase of property, plant and equipment and computer software		(700)		(671)		(584)
Movements in loans and other investments		—		(1)		(17)
Sale of businesses and brands	8	11		426		4
Acquisition of businesses	8	(130)		(56)		(594)
Net cash outflow from investing activities			(805)		(270)		(1,151)
Cash flows from financing activities
Share buyback programme	17	(1,282)		(2,775)		(1,507)
Proceeds from issue of share capital		1		1		1
Net sale of own shares for share schemes		54		50		8
Dividends paid to non-controlling interests		(111)		(112)		(80)
Purchase of shares of non-controlling interests	8	(62)		(784)		—
Rights issue proceeds from non-controlling interests		—		—		26
Proceeds from bonds	16	5,188		2,766		2,612
Repayment of bonds	16	(820)		(1,168)		(1,571)
Net movements in other borrowings		(285)		721		(26)
Equity dividends paid	17	(1,646)		(1,623)		(1,581)
Net cash inflow/(outflow) from financing activities			1,037		(2,924)		(2,118)
Net increase/(decrease) in net cash and cash equivalents	16		2,552		54		(185)
Exchange differences			(120)		(26)		(39)
Net cash and cash equivalents at beginning of the year			721		693		917
Net cash and cash equivalents at end of the year			3,153		721		693
Net cash and cash equivalents consist of:
Cash and cash equivalents	16		3,323		932		874
Bank overdrafts	16		(170)		(211)		(181)
			3,153		721		693
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

(b) Going concern

The potential financial impact of the Covid-19 pandemic has been modelled in our cash flow projections and stress tested by including several severe but plausible downside scenarios which are linked to our principal risks. In our downside Covid-19 scenario, we have considered the key impacts of the pandemic for each region including the potential restrictions on the sale of our products in both on-trade and off-trade channels. We have then considered the expected duration of those restrictions, as well as a forecast for the length of time to recovery (a return to 2019 volumes), based on industry projections. As a result of these factors, in our severe but plausible scenarios, we do not anticipate that the on-trade business recovers to volumes experienced in the year ending 30 June 2019 within the next 18 month period. Even with these negative sensitivities for each region taken into account, the group’s cash position is still considered to remain strong, as we have protected our liquidity by increasing the level of committed facilities and accelerating certain bond issuance programmes. Mitigating actions, should they be required, are all within management’s control and could include reduced advertising and promotion spend, dividend cash payments, non-essential overheads and non-committed capital expenditure in the next 12 months. Having considered the outcome of these assessments, it is deemed appropriate to prepare the consolidated financial statements on a going concern basis.

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

The principal foreign exchange rates used in the translation of financial statements for the three years ended 30 June 2020, expressed in US dollars and euros per £1, were as follows:

	2020	2019	2018
US dollar
Income statement and cash flows(i)	1.26	1.29	1.35
Assets and liabilities(ii)	1.23	1.27	1.32
Euro
Income statement and cash flows(i)	1.14	1.13	1.13
Assets and liabilities(ii)	1.09	1.12	1.13
(i)    Weighted average rates
(ii)    Year end rates

The group uses foreign exchange hedges to mitigate the effect of exchange rate movements. For further information see note 15.

(e) Critical accounting estimates and judgements

Details of critical estimates and judgements which the directors consider could have a significant impact upon the financial statements are set out in the related notes as follows:

–	Exceptional items – management judgement whether exceptional or not – page 213

–
Taxation – management judgement of whether a provision is required and management estimate of amount of corporate tax payable or receivable, the recoverability of deferred tax assets and expectation on manner of recovery of deferred taxes – pages 219 and 220

–
Brands, goodwill and other intangibles – management judgement of the assets to be recognised and synergies resulting from an acquisition. Management judgement and estimate are required in determining future cash flows and appropriate applicable assumptions to support the intangible asset value – page 228

–
Post employment benefits – management judgement in determining whether a surplus can be recovered and management estimate in determining the assumptions in calculating the liabilities of the funds – page 239

–
Contingent liabilities and legal proceedings – management judgement in assessing the likelihood of whether a liability will arise and an estimate to quantify the possible range of any settlement and significant unprovided tax matters where maximum exposure is provided for each – page 269

Venezuela is a hyper-inflationary economy where the government maintains a regime of strict currency controls with multiple foreign currency rate systems. Access to US dollars on these exchange systems is very limited. The foreign currency denominated transactions and balances of the group’s Venezuelan operations are translated into the local functional currency (Venezuelan bolivar) at the rate they are expected to be settled, applying the most appropriate official exchange rate (DICOM). For consolidation purposes, the group converts its Venezuelan operations using management’s estimate of the exchange rate considering forecast inflation and the most appropriate official exchange rate. The exchange rate used to translate the results of the group’s Venezuelan operations was VES/£ 10,024,865 for the year ended 30 June 2020 (2019 - VES/£ 403,700). Movement in the price index for the year ended 30 June 2020 was 2,464% (2019 - 1,087,262%). The inflation rate used by the group is provided by an independent valuer, because no reliable, official published rate is available that is representative of the situation in Venezuela.

Financial statements (continued)

The following table presents the contribution of the group’s Venezuelan operations to the consolidated income statement, cash flow statement and net assets for the year ended 30 June 2020 and 30 June 2019 and with the amounts that would have resulted if the official DICOM exchange rate had been applied:

	Year ended 30 June 2020		Year ended 30 June 2019
	At estimated exchange rate	At DICOM exchange rate	At estimated exchange rate	At DICOM exchange rate
	10,024,865 VES/£	252,558 VES/£	403,700 VES/£	8,553 VES/£
	£ million	£ million	£ million	£ million
Net sales	—	3	—	3
Operating profit	—	10	—	2
Other finance income - hyperinflation adjustment	6	222	10	455
Net cash inflow from operating activities	—	6	—	5
Net assets	48	1,893	56	2,643

(f) New accounting standards and interpretations

The following amendments to the accounting standards, issued by the IASB which have been endorsed by the EU, have been adopted by the group from 1 July 2019 with no impact on the group’s consolidated results, financial position or disclosures:

–	Amendments to IAS 28 - Long-term Interests in Associates and Joint Ventures

–	Amendments to IFRS 9 - Prepayment Features with Negative Compensation

–	Improvements to IFRS 3 and IFRS 11 - Business combinations and Joint arrangements - Accounting for previously held interests

–	Improvements to IAS 12 - Income taxes - Accounting for income tax consequences of payments on financial instruments that are classified as equity

–	Improvements to IAS 23 - Borrowing costs on completed qualifying assets

The following amendments and standards issued by the IASB which have been endorsed by the EU, have been adopted by the group:

IFRS 15 – Revenue from contracts with customers. The group adopted IFRS 15 from 1 July 2017 by applying the modified retrospective transition method, recognising the cumulative effect of initially applying IFRS 15 as an adjustment to the balance of retained earnings as at 1 July 2017. Retained earnings for the year ended 30 June 2017 was not restated.

IFRS 16 – Leases. The group adopted IFRS 16 from 1 July 2019 by applying the modified retrospective method, meaning that the figures, as at, and for the years ended 30 June 2018 and 2019 have not been restated. IFRS 16 replaced existing lease guidance including IAS 17 - Leases, IFRIC 4, SIC-15 and SIC-27. Information in respect of the adoption of IFRS 16 is included in note 11.

Amendments to IAS 19 - Plan Amendment, Curtailment or Settlement.The amendment requires the remeasurement of service cost and interest charge for the rest of the period following plan amendments, settlements and curtailments using actuarial assumptions prevailing at the date of these events. The amendment is applicable to Diageo from 1 July 2019 on a prospective basis and has resulted in an additional service cost of £1 million following the remeasurement of the Irish Scheme.

The following amendment and standard, issued by the IASB has not been adopted by the group:

IFRS 17 – Insurance contracts (effective in the year ending 30 June 2022) is ultimately intended to replace IFRS 4.

Based on a preliminary assessment the group believes that the adoption of IFRS 17 will not have a significant impact on its consolidated results or financial position.

Amendments to IFRS 9, IAS 39 and IFRS 7 - Interest rate benchmark reform (phase 1). The amendment provides temporary relief from applying specific hedge accounting requirements to hedging relationships directly affected by interbank offered rate (IBOR) reform. The reliefs have the effect that IBOR reform should not generally cause hedge accounting to terminate.

There are a number of other amendments and clarifications to IFRS, effective in future years, which are not expected to significantly impact the group’s consolidated results or financial position.

Financial statements (continued)

Results for the year

Introduction

This section explains the results and performance of the group for the three years ended 30 June 2020. Disclosures are provided for segmental information, operating costs, exceptional items, finance income and charges, the group's share of results of associates and joint ventures, taxation. For associates, joint ventures and taxation, balance sheet disclosures are also provided in this section.

2. Segmental information

Accounting policies

Sales comprise revenue from contracts with customers from the sale of goods, royalties and rents receivable. Revenue from the sale of goods includes excise and other duties which the group pays as principal but excludes duties and taxes collected on behalf of third parties, such as value added tax. Sales are recognised as or when performance obligations are satisfied by transferring control of a good or service to the customer, which is determined considering, among other factors, the delivery terms agreed with customers. For the sale of goods the transfer of control occurs, when the significant risks and rewards of ownership are passed to the customer. Based on the shipping terms agreed with customers, the transfer of control of goods occurs at the time of dispatch for the majority of sales. Where the transfer of control is subsequent to the dispatch of goods, the time between dispatch and receipt by the customer is generally less than 5 days. The group includes in sales the net consideration to which it expects to be entitled. Sales are recognised to the extent that it is highly probable that a significant reversal will not occur. Therefore, sales are stated net of expected price discounts, allowances for customer loyalty and certain promotional activities and similar items. Generally, payment of the transaction price is due within credit terms that are consistent with industry practices, with no element of financing.

Net sales are sales less excise duties. Diageo incurs excise duties throughout the world. In the majority of countries excise duties are effectively a production tax which becomes payable when the product is removed from bonded premises and is not directly related to the value of sales. It is generally not included as a separate item on external invoices; increases in excise duty are not always passed on to the customer and where a customer fails to pay for products received the group cannot reclaim the excise duty. The group therefore recognises excise duty, unless it regards itself as an agent of the regulatory authorities, as a cost to the group.

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

Diageo uses shared services operations to deliver transaction processing activities for markets and operational entities. These centres are located in Hungary, Kenya, Colombia, the Philippines and India. The captive business service centers in Budapest and Bangalore also perform certain central finance activities, including elements of financial planning and reporting and treasury. The costs of shared service operations are recharged to the regions.

Financial statements (continued)

As part of the annual planning process a budget exchange rate is set each year equal to the prior year’s weighted average rate. This rate is used for management reporting purposes and, in order to ensure a consistent basis on which performance is measured through the year, the prior period results are restated to the budget rate as well. Segmental information for net sales and operating profit before exceptionals are reported on a consistent basis with our management reporting. The adjustments required to retranslate the segmental information to actual exchange rates and to reconcile it to the group’s reported results are shown in the tables below. The comparative segmental information, prior to retranslation, has not been restated at the current year’s budgeted exchange rates but is presented at the budgeted rates for the respective year.

In addition, for management reporting purposes Diageo presents separately the results of acquisitions and disposals completed in the current and prior year from the results of the geographical segments. The impact of acquisitions and disposals on net sales and operating profit is disclosed under the appropriate geographical segments in the following tables at budgeted exchange rates.

(a) Segmental information for the consolidated income statement

	North America £ million	Europe and Turkey £ million	Africa £ million	Latin America and Caribbean £ million	Asia Pacific £ million	ISC £ million	Eliminate inter- segment sales £ million	Total operating segments £ million	Corporate and other £ million	Total £ million
2020
Sales	5,222	4,697	1,911	1,184	4,645	1,343	(1,343)	17,659	38	17,697
Net sales
At budgeted exchange rates(i)	4,445	2,501	1,300	944	2,253	1,439	(1,341)	11,541	38	11,579
Acquisitions and disposals	32	10	50	—	1	—	—	93	—	93
ISC allocation	11	60	4	10	12	(98)	—	(1)	1	—
Retranslation to actual exchange rates	135	(4)	(8)	(46)	4	2	(2)	81	(1)	80
Net sales	4,623	2,567	1,346	908	2,270	1,343	(1,343)	11,714	38	11,752
Operating profit/(loss)
At budgeted exchange rates(i)	2,007	730	116	254	498	45	—	3,650	(152)	3,498
Acquisitions and disposals	(1)	(4)	—	—	—	—	—	(5)	—	(5)
ISC allocation	6	26	2	5	6	(45)	—	—	—	—
Fair value remeasurement of contingent consideration	(10)	(4)	—	7	—	—	—	(7)	—	(7)
Fair value remeasurement of biological assets	—	—	—	9	—	—	—	9	—	9
Retranslation to actual exchange rates	32	9	(17)	(27)	(3)	—	—	(6)	5	(1)
Operating profit/(loss) before exceptional items	2,034	757	101	248	501	—	—	3,641	(147)	3,494
Exceptional items	54	(62)	(145)	(6)	(1,198)	—	—	(1,357)	—	(1,357)
Operating profit/(loss)	2,088	695	(44)	242	(697)	—	—	2,284	(147)	2,137
Non-operating items										(23)
Net finance charges										(353)
Share of after tax results of associates and joint ventures
Moët Hennessy										285
Other										(3)
Profit before taxation										2,043

Financial statements (continued)

	North America £ million	Europe and Turkey £ million	Africa £ million	Latin America and Caribbean £ million	Asia Pacific £ million	ISC £ million	Eliminate inter- segment sales £ million	Total operating segments £ million	Corporate and other £ million	Total £ million
2019
Sales	5,074	5,132	2,235	1,444	5,356	1,739	(1,739)	19,241	53	19,294
Net sales
At budgeted exchange rates(i)	4,034	2,951	1,529	1,095	2,656	1,843	(1,738)	12,370	54	12,424
Acquisitions and disposals	88	1	1	1	1	—	—	92	—	92
ISC allocation	11	63	5	15	11	(105)	—	—	—	—
Retranslation to actual exchange rates	327	(76)	62	19	20	1	(1)	352	(1)	351
Net sales	4,460	2,939	1,597	1,130	2,688	1,739	(1,739)	12,814	53	12,867
Operating profit/(loss)
At budgeted exchange rates(i)	1,755	972	257	312	671	139	—	4,106	(186)	3,920
Acquisitions and disposals	29	(1)	—	—	—	—	—	28	—	28
ISC allocation	13	72	6	32	16	(139)	—	—	—	—
Retranslation to actual exchange rates	151	(29)	12	21	16	—	—	171	(3)	168
Operating profit/(loss) before exceptional items	1,948	1,014	275	365	703	—	—	4,305	(189)	4,116
Exceptional items	—	(18)	—	—	(35)	—	—	(53)	(21)	(74)
Operating profit/(loss)	1,948	996	275	365	668	—	—	4,252	(210)	4,042
Non-operating items										144
Net finance charges										(263)
Share of after tax results of associates and joint ventures
Moët Hennessy										310
Other										2
Profit before taxation										4,235

Financial statements (continued)

	North America £ million	Europe and Turkey £ million	Africa £ million	Latin America and Caribbean £ million	Asia Pacific £ million	ISC £ million	Eliminate inter- segment sales £ million	Total operating segments £ million	Corporate and other £ million	Total £ million
2018
Sales	4,671	5,232	2,083	1,352	5,042	1,457	(1,457)	18,380	52	18,432
Net sales
At budgeted exchange rates(i)	4,138	2,821	1,467	1,064	2,555	1,512	(1,425)	12,132	48	12,180
Acquisitions and disposals	50	—	—	—	—	—	—	50	—	50
ISC allocation	11	53	4	11	8	(87)	—	—	—	—
Retranslation to actual exchange rates	(83)	58	20	(6)	(60)	32	(32)	(71)	4	(67)
Net sales	4,116	2,932	1,491	1,069	2,503	1,457	(1,457)	12,111	52	12,163
Operating profit/(loss)
At budgeted exchange rates(i)	1,925	941	180	298	588	112	—	4,044	(160)	3,884
Acquisitions and disposals	4	—	—	—	—	—	—	4	—	4
ISC allocation	14	67	5	14	12	(112)	—	—	—	—
Retranslation to actual exchange rates	(61)	20	6	(4)	(32)	—	—	(71)	2	(69)
Operating profit/(loss) before exceptional items	1,882	1,028	191	308	568	—	—	3,977	(158)	3,819
Exceptional items	—	—	(128)	—	—	—	—	(128)	—	(128)
Operating profit/(loss)	1,882	1,028	63	308	568	—	—	3,849	(158)	3,691
Non-operating items										—
Net finance charges										(260)
Share of after tax results of associates and joint ventures
Moët Hennessy										305
Other										4
Profit before taxation										3,740

(i)	These items represent the IFRS 8 performance measures for the geographical and ISC segments.

(1)
The net sales figures for ISC reported to the Executive Committee primarily comprise inter-segment sales and these are eliminated in a separate column in the above segmental analysis. Apart from sales by the ISC segment to the other operating segments, inter-segmental sales are not material.

(2)	The group’s net finance charges are managed centrally and are not attributable to individual operating segments.
(3)    Approximately 45% of annual net sales occurred in the last four months of the calendar year 2019.

(b) Other segmental information

	North America £ million	Europe and Turkey £ million	Africa £ million	Latin America and Caribbean £ million	Asia Pacific £ million	ISC £ million	Corporate and other £ million	Total £ million
2020
Capital expenditure	145	24	128	48	59	191	105	700
Depreciation and intangible asset amortisation	(68)	(37)	(103)	(21)	(59)	(119)	(73)	(480)
Underlying impairment	—	(7)	—	(7)	—	—	—	(14)
Exceptional impairment of tangible assets	—	—	(139)	—	(1)	—	—	(140)
Exceptional impairment of intangible assets	—	—	—	—	(1,205)	—	—	(1,205)
2019
Capital expenditure	150	32	160	48	40	197	44	671
Depreciation and intangible asset amortisation	(51)	(18)	(81)	(13)	(42)	(110)	(59)	(374)
2018
Capital expenditure	132	22	163	44	44	131	48	584
Depreciation and intangible asset amortisation	(44)	(20)	(77)	(7)	(42)	(110)	(68)	(368)
Exceptional impairment of tangible assets	—	—	(35)	—	—	—	—	(35)
Exceptional impairment of intangible assets	—	—	(90)	—	—	—	—	(90)

Financial statements (continued)

(c) Category and geographical analysis

	Category analysis					Geographic analysis
	Spirits £ million	Beer £ million	Ready to drink £ million	Other £ million	Total £ million	Great Britain £ million	United States £ million	Nether- lands £ million	India £ million	Rest of World £ million	Total £ million
2020
Sales(i)	14,158	2,342	966	231	17,697	1,684	4,839	62	2,783	8,329	17,697
Non-current assets(ii), (iii)						1,911	5,028	2,661	2,758	7,563	19,921
2019
Sales(i)	15,283	2,758	945	308	19,294	1,706	4,724	70	3,236	9,558	19,294
Non-current assets(ii), (iii)						1,637	4,662	2,525	3,829	7,668	20,321
2018
Sales(i)	14,605	2,647	854	326	18,432	1,630	4,310	63	3,086	9,343	18,432
Non-current assets(ii), (iii)						1,717	4,221	2,367	3,688	7,792	19,785

(i)	The geographical analysis of sales is based on the location of third party customers.

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

3. Operating costs

	2020 £ million	2019 £ million	2018 £ million
Excise duties	5,945	6,427	6,269
Cost of sales	4,654	4,866	4,634
Marketing	1,841	2,042	1,882
Other operating items	3,120	1,917	1,956
	15,560	15,252	14,741
Comprising:
Excise duties
Great Britain	930	898	853
United States	585	587	548
India	1,927	2,202	2,094
Other	2,503	2,740	2,774
Increase in inventories	(275)	(446)	(296)
Raw materials and consumables	2,842	3,007	3,052
Marketing	1,841	2,042	1,882
Other external charges	2,044	2,285	1,849
Staff costs	1,404	1,580	1,509
Depreciation, amortisation and impairment	1,839	374	493
Gains on disposal of properties	(2)	(5)	(9)
Net foreign exchange losses/(gains)	15	(7)	6
Other operating income	(93)	(5)	(14)
	15,560	15,252	14,741

(a) Other external charges

Other external charges include research and development expenditure in respect of new drinks products and package design of £34 million (2019 – £35 million; 2018 – £36 million) and maintenance and repairs of £105 million (2019 – £103 million; 2018 – £117 million).

Financial statements (continued)

(b) Auditor fees

Other external charges include the fees of the principal auditor of the group, PricewaterhouseCoopers LLP and its affiliates (PwC) and are analysed below.

	2020 £ million	2019 £ million	2018 £ million
Audit of these financial statements	5.3	3.8	3.3
Audit of financial statements of subsidiaries	3.6	3.4	3.3
Audit related assurance services(i)	2.4	1.6	1.6
Total audit fees (Audit fees)	11.3	8.8	8.2
Other services relevant to taxation (Tax fees)	—	—	0.1
Other assurance services (Audit related fees)(ii)	0.8	0.7	0.6
All other non-audit fees (All other fees)	—	0.2	1.0
	12.1	9.7	9.9

(i)	Audit related assurance services are in respect of reporting under section 404 of the US Sarbanes-Oxley Act and the review of the interim financial information.

(ii)
Other assurance services comprise the aggregate fees for assurance and related services that are in respect of the performance of the audit or review of the financial statements and are not reported under ‘total audit fees’.

(1)
Disclosure requirements for auditor fees in the United States are different from those required in the United Kingdom. The terminology by category required in the United States is disclosed in brackets in the above table. All figures are the same for the disclosures in the United Kingdom and the United States apart from £0.4 million (2019 – £0.4 million; 2018 – £0.4 million) of the cost in respect of the review of the interim financial information which would be included in audit related fees in the United States rather than audit fees.

Audit services provided by firms other than PwC for the year ended 30 June 2020 were £0.1 million (2019 – £0.1 million; 2018 – £0.1 million). PwC fees for audit services in respect of employee pension plans were £0.3 million for the year ended 30 June 2020 (2019 – £0.3 million; 2018 – £0.3 million).

(c) Staff costs and average number of employees

	2020 £ million	2019 £ million	2018 £ million
Aggregate remuneration
Wages and salaries	1,251	1,344	1,272
Share-based incentive plans	3	50	40
Employer’s social security	79	96	95
Employer’s pension
Defined benefit plans	37	61	73
Defined contribution plans	24	19	18
Other post employment plans	10	10	11
	1,404	1,580	1,509

Financial statements (continued)

The average number of employees on a full time equivalent basis (excluding employees of associates and joint ventures) was as follows:

	2020	2019	2018
North America	2,466	2,410	2,406
Europe and Turkey	3,350	3,609	3,747
Africa	4,003	4,338	4,625
Latin America and Caribbean	1,549	1,610	2,536
Asia Pacific	6,559	7,038	8,008
ISC	4,908	4,919	4,227
Corporate and other	4,940	4,496	4,368
	27,775	28,420	29,917

At 30 June 2020 the group had, on a full time equivalent basis, 27,788 (2019 – 28,150; 2018 – 29,362) employees. The average number of employees of the group, including part time employees, for the year was 28,490 (2019 – 29,402; 2018 – 30,761).

(d) Exceptional operating items

Included in other operating items are the following:

	2020 £ million	2019 £ million	2018 £ million
Staff costs
Guaranteed minimum pension equalisation charge	—	21	—
Other external charges	95	53	—
Other operating income	(83)	—	—
Increase in inventories	—	—	3
Depreciation, amortisation and impairment
Brand, goodwill, tangible and other assets impairment	1,345	—	125
Total exceptional operating items (note 4)	1,357	74	128

4. Exceptional items

Accounting policies

Critical accounting judgements Exceptional items are those that in management’s judgement need to be disclosed separately. Such items are included within the income statement caption to which they relate. It is believed that separate disclosure of exceptional items and the classification between operating and non-operating further helps investors to understand the performance of the group.

Operating items Exceptional operating items are those that are considered to be material and unusual or non-recurring in nature and are part of the operating activities of the group such as impairment of intangible assets and fixed assets, indirect tax settlements, property disposals and changes in post employment plans.

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

Taxation items Exceptional current and deferred tax items comprising material unusual non-recurring items that impact taxation. Examples include direct tax provisions and settlements in respect of prior years and the remeasurement of deferred tax assets and liabilities following tax rate changes.

Financial statements (continued)

	2020 £ million	2019 £ million	2018 £ million
Exceptional operating items
Brand, goodwill, tangible and other assets impairment (a)	(1,345)	—	(128)
Donations (b (i))	(89)	—	—
Obsolete inventories (b (ii))	(30)	—	—
Substitution drawback (b (iii))	83	—	—
Indirect tax in Korea (c)	24	(35)	—
Guaranteed minimum pension equalisation (d)	—	(21)	—
French tax audit penalty (note 7 (b) (ii))	—	(18)	—
	(1,357)	(74)	(128)
Non-operating items
Step acquisitions (e)	8	—	—
Sale of businesses and brands
United National Breweries (f)	(32)	(9)	—
Loss on disposal of associate (g)	(1)	—	—
Portfolio of 19 brands (h)	2	155	—
USL wine business (i)	—	(2)	—
	(23)	144	—
French tax audit interest (note 7 (b) (ii))	—	(9)	—

Exceptional items before taxation	(1,380)	61	(128)
Items included in taxation (note 7 (b))	154	(39)	203
Total exceptional items	(1,226)	22	75
Attributable to:
Equity shareholders of the parent company	(1,157)	(4)	75
Non-controlling interests	(69)	26	—
Total exceptional items	(1,226)	22	75

(a) Value in use calculation and fair value less costs of disposal methodologies were both considered to assess the recoverable amount of the India cash-generating unit. Having considered the volatility in local share prices, the premiums that businesses controlled by large multinationals trade at and other factors, we assessed a range of fair value less costs of disposal with particular focus on the value a third party may pay for a controlling stake in the current environment. The value in use calculation was above our view of fair value less costs of disposal and was therefore used to determine the recoverable amount of this cash-generating unit. Based on this, in the year ended 30 June 2020, an impairment charge of £655 million in respect of the India cash-generating unit containing the India goodwill was recognised in other operating items. Impairment charges of £78 million in respect of the Old Tavern brand, £38 million in respect of the Bagpiper brand and £1 million in respect of fixed assets in India were also recognised in other operating items. Forecast cash flow assumptions were reduced principally due to the general economic downturn further aggravated by the Covid-19 pandemic, including pandemic related recent regulatory changes, negatively impacting both demand and margins.

An impairment charge of £434 million in respect of the Windsor Premier brand was recognised in other operating items. The forecast cash flow assumptions were reduced principally due to the recent regulatory changes limiting trade spend for wholesalers and venues and the Covid-19 pandemic negatively impacting the challenging whisky category in Korea.

For further information see note 9 (d).

Having considered both value in use and fair value less cost of disposal, an impairment of £84 million in respect of the group's Nigerian tangible fixed assets was recognised in other operating items. The profit generating ability of the assets were reduced principally due to the deteriorated economic outlook as a result of the combination of the oil price crisis in Nigeria and the Covid-19 pandemic.

Financial statements (continued)

An impairment of £55 million in respect of the group's Ethiopian tangible fixed assets was recognised in other operating items. The forecast cash flow assumptions were reduced principally due to the impact of the recent excise duty increase and the Covid-19 pandemic.

For further information see note 10.

In the year ended 30 June 2018, an impairment charge of £128 million in respect of the Meta brand, Ethiopian tangible fixed assets, associated spare parts reported in inventory and goodwill allocated to the Africa Regional Markets cash-generating unit has been recognised in other operating items.

(b) In line with the group’s accounting policy, given the unusual nature and magnitude of the below items, these are reported as exceptional operating items:

(i) Diageo has launched the “Raising the Bar” programme to support pubs and bars to welcome customers back and recover following the Covid-19 pandemic. The programme includes a commitment of $100 million (£81 million) over a period of up to two years from 1 July 2020, to support qualifying outlets across a limited number of iconic global cities and some regional cities in certain key markets.

Diageo has also provided other forms of support to help the communities and the industry during the Covid-19 pandemic. Supporting packages for bartenders and bar owners and donations of grain neutral spirit to produce hand sanitisers amounted to £8 million in the year ended 30 June 2020.

(ii) In the year ended 30 June 2020, an exceptional charge of £30 million was recognised in respect of obsolete inventories that have been or will be destroyed as a direct consequence of the Covid-19 pandemic. The amount comprises of a £23 million inventory provision and £7 million directly attributable to handling and destruction costs.

(iii) In the year ended 30 June 2020, an estimated benefit of $105 million (£83 million) for substitution drawback claims (net of legal and broker fees of $2 million (£2 million)) previously filed and to be filed with the US Government in relation to prior years was recognised in other operating items. Following a recent court decision and a related legal assessment, the collection of the excise duty benefit has become virtually certain.

(c) In the year ended 30 June 2019, the group has recognised a provision of £35 million for indirect tax in respect of certain channel accounts and regulatory change in Korea in respect of prior years.

An assessment was issued by the Korea Tax Authority in the year ended 30 June 2020 that has resulted in the reversal of the prior year's provision in the amount of £24 million.

(d) On 26 October 2018, the High Court of Justice of England and Wales issued a judgement in a claim between Lloyds Banking Group Pension Trustees Limited (the claimant) and Lloyds Bank plc (defendant) that UK pension schemes should equalise pension benefits for men and women for the calculation of their guaranteed minimum pension liability. The judgement concluded that the claimant has a duty to amend their pension schemes to equalise benefits and provided comments on the method to be adopted to equalise the benefits. This court ruling impacts the majority of companies with a UK defined benefit pension plan that was in existence prior to 1997. For the Diageo Pension Scheme (DPS) an estimate was made of the impact of equalisation which increased the liabilities of the DPS by £21 million, with a corresponding charge to exceptional operating items.

(e) In the year ended 30 June 2020, Diageo completed the acquisition of Seedlip and Anna Seed 83 and acquired controlling interests in certain Distill Ventures entities. As a result of these entities becoming subsidiaries of the group a gain of £8 million arose, being the difference between the book value of the associates prior to the transaction and their fair value. For further information see note 8 (a).

(f) The disposal of United National Breweries was completed in the year ended 30 June 2020, which has resulted in an aggregate exceptional loss of £32 million, including a £4 million cumulative exchange loss in respect of prior years, recycled from other comprehensive income, and an impairment charge recognised in the period. In the year ended 30 June 2019 the group recognised an exceptional loss of £9 million in respect of the disposal of United National Breweries.

(g) In the year ended 30 June 2020, the disposal of an associate, Equal Parts, LLC resulted in an exceptional loss of £1 million.

Financial statements (continued)

(h) In the year ended 30 June 2020, the group has reversed $3 million (£2 million) from provisions in relation to the sale of a portfolio of 19 brands to Sazerac on 20 December 2018. The aggregate consideration for the disposal was $550 million (£435 million) resulting in a profit before taxation of $198 million (£155 million) in the year ended 30 June 2019.

See note 8 (b) for further information.

(i) In the year ended 30 June 2019, the disposal of the Indian wine business has resulted in an exceptional loss of £2 million.

Cash payments and receipts included in net cash inflow from operating activities in respect of exceptional items were as follows:

	2020 £ million	2019 £ million	2018 £ million
French tax audit	(88)	—	—
Thalidomide	(17)	(15)	(13)
Donation	(7)	—	—
Substitution drawback	26	—	—
UK transfer pricing settlement	—	—	(143)
Competition authority investigation in Turkey	—	—	(4)
Total cash payments	(86)	(15)	(160)

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

	2020	2019	2018
	£ million	£ million	£ million
Interest income	192	232	155
Fair value gain on financial instruments	123	155	61
Total interest income(i)	315	387	216
Interest charge on bank loans, bonds and overdrafts(ii)	(390)	(349)	(322)
Interest charge on leases classified as finance leases under the previous standard	(6)	(7)	(9)
Interest charge on leases (IFRS 16 adoption impact)(iii)	(9)	—	—
Interest charge on all other borrowings(ii)	(120)	(122)	(64)
Fair value loss on financial instruments	(123)	(157)	(62)
Total interest charges(i)	(648)	(635)	(457)
Net interest charges	(333)	(248)	(241)
Net finance income in respect of post employment plans in surplus (note 13)	26	29	9
Hyperinflation adjustment in respect of Venezuela (note 1)	6	10	18
Interest income in respect of direct and indirect tax	16	16	—
Other finance income	3	—	—
Total other finance income	51	55	27
Net finance charge in respect of post employment plans in deficit (note 13)	(17)	(22)	(20)
Unwinding of discounts	(24)	(17)	(14)
Interest charge in respect of direct and indirect tax	(22)	(11)	(10)
Change in financial liability (Level 3)	(6)	(8)	—
Other finance charges (exceptional)(iv)	—	(9)	—
Guarantee fees	(1)	—	—
Other finance charges	(1)	(3)	(2)
Total other finance charges	(71)	(70)	(46)
Net other finance charges	(20)	(15)	(19)

(i)
Includes £46 million interest income and £(471) million interest charge in respect of  financial assets and liabilities that are not measured at fair value through the income statement (2019 - £86 million income and £(439) million charge; 2018 - £73 million income and £(394) million charge).

(ii)
The presentation of the years ended 30 June 2019 and 30 June 2018 have been changed due to a reclassification to include £302 million (2018 - £269 million) of interest in respect of bonds formerly included previously in ‘interest charge on all other borrowings’.

(iii)
Interest expense of £9 million for the year ended 30 June 2020 in respect of leases that in prior years were classified as operating leases under the previous accounting standard (and were charged to other external charges) and following the adoption of IFRS 16 have now been capitalised.

(iv)	In respect of the French tax audit settlement (see note 7(b)(ii)).

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

Diageo’s principal associate is Moët Hennessy of which Diageo owns 34%. Moët Hennessy is the spirits and wine subsidiary of LVMH Moët Hennessy – Louis Vuitton SA (LVMH). LVMH is based in France and is listed on the Paris Stock Exchange. Moët Hennessy is also based in France and is a producer and exporter of champagne and cognac brands.

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

(a) An analysis of the movement in the group’s investments in associates and joint ventures is as follows:

	Moët Hennessy £ million	Others £ million	Total £ million
Cost less provisions
At 30 June 2018	2,875	134	3,009
Exchange differences	16	3	19
Additions	—	32	32
Share of profit after tax	310	2	312
Disposals	—	(3)	(3)
Dividends	(160)	(8)	(168)
Share of movements in other comprehensive income and equity	(1)	—	(1)
Step acquisitions	—	(7)	(7)
Other(i)	—	(20)	(20)
At 30 June 2019	3,040	133	3,173
Exchange differences	78	4	82
Additions	—	47	47
Share of profit after tax	285	(3)	282
Disposals	—	(1)	(1)
Dividends	—	(4)	(4)
Share of movements in other comprehensive income and equity	(8)	—	(8)
Step acquisitions	—	(11)	(11)
Transfer	—	(2)	(2)
Other	—	(1)	(1)
At 30 June 2020	3,395	162	3,557

(i)
Other movements in the year ended 30 June 2019 comprise £20 million of advances promised to associates at 30 June 2019, on achieving certain performance targets which are now only recognised when those targets are achieved. There was a corresponding decrease of £20 million in other payables.

(1)	Investment in associates balance includes loans given to and preference shares invested in associates of £82 million (2019 – £55 million).

(2)	If certain performance targets are met by associates in the Distill Ventures programmes, an additional £22 million (2019- £31 million) will be invested in those associates.

Financial statements (continued)

(b) Income statement information for the three years ended 30 June 2020 and balance sheet information as at 30 June 2020 and 30 June 2019 of Moët Hennessy is as follows:

	2020 £ million	2019 £ million	2018 £ million
Sales	4,425	4,713	4,445
Profit for the year	838	911	897
Total comprehensive income	765	865	799

Moët Hennessy prepares its financial statements under IFRS as endorsed by the EU in euros to 31 December each year. The results are adjusted for alignment to Diageo accounting policies and are a major part of the Wines & Spirits division of LVMH. The results are translated at £1 = €1.14 (2019 – £1 = €1.13; 2018 – £1 = €1.13).

	2020 £ million	2019 £ million
Non-current assets	5,310	4,413
Current assets	8,352	7,564
Total assets	13,662	11,977
Non-current liabilities	(1,480)	(1,008)
Current liabilities	(2,197)	(2,029)
Total liabilities	(3,677)	(3,037)
Net assets	9,985	8,940

(1)	Including acquisition fair value adjustments principally in respect of Moët Hennessy’s brands and translated at £1 = €1.09 (2019 – £1 = €1.12).

(c) Information on transactions between the group and its associates and joint ventures is disclosed in note 20.

(d) Investments in associates and joint ventures comprise the cost of shares less goodwill written off on acquisitions prior to 1 July 1998 of £1,312 million (2019 – £1,249 million), plus the group’s share of post acquisition reserves of £2,245 million (2019 – £1,924 million).

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

Financial statements (continued)

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

The evaluation of deferred tax asset recoverability requires estimates to be made regarding the availability of future taxable income. For brands with an indefinite life, management’s primary intention is to recover the book value through a potential sale in the future, and therefore the deferred tax on the brand value is generally recognised using the appropriate country capital gains tax rate. To the extent brands with an indefinite life have been impaired, management considers this to be an indication of recovery through use and in such a case deferred tax on the brand value is recognised using the appropriate country corporate income tax rate.

(a) Analysis of taxation charge for the year

	United Kingdom			Rest of world			Total
	2020 £ million	2019 £ million	2018 £ million	2020 £ million	2019 £ million	2018 £ million	2020 £ million	2019 £ million	2018 £ million
Current tax
Current year	108	150	131	589	713	503	697	863	634
Adjustments in respect of prior years	6	(3)	71	(25)	52	(2)	(19)	49	69
	114	147	202	564	765	501	678	912	703
Deferred tax
Origination and reversal of temporary differences	24	29	40	(143)	(19)	127	(119)	10	167
Changes in tax rates	6	(2)	(11)	39	(52)	(360)	45	(54)	(371)
Adjustments in respect of prior years	—	5	95	(15)	25	2	(15)	30	97
	30	32	124	(119)	(46)	(231)	(89)	(14)	(107)
Taxation on profit	144	179	326	445	719	270	589	898	596

Financial statements (continued)

(b) Exceptional tax (credits)/charges

The taxation charge includes the following exceptional items:

	2020 £ million	2019 £ million	2018 £ million
Brand and tangible asset impairment(i)	(165)	—	(13)
Substitution drawback	20	—	—
Obsolete inventories	(7)	—	—
Other items	(2)	—	—
French tax audit settlement(ii)	—	61	—
Tax rate change in the Netherlands(iii)	—	(51)	—
Sale of businesses and brands	—	33	—
Guaranteed minimum pension equalisation	—	(4)	—
US tax reform(iv)	—	—	(354)
UK transfer pricing settlement(v)	—	—	143
UK industrial building allowance	—	—	21
	(154)	39	(203)

(i)
Exceptional tax credit of £165 million consists of the impairment of the Windsor and USL brands of £105 million and £25 million, respectively, exceptional tax credits in respect of fixed assets impairments in Nigeria and Ethiopia of £25 million and £10 million, respectively.

(ii) As disclosed in the 2019 Annual Report, in July 2019 Diageo reached a resolution with the French tax authorities on the treatment of interest costs for all open periods which resulted in a total exceptional charge of  €100 million (£88 million), comprising a tax charge of €69 million (£61 million), penalties of  €21 million (£18 million) and interest of €10 million (£9 million). This brought to a close all open issues with the French tax authorities for periods up to and including 30 June 2017.

(iii)
During the year ended 30 June 2019 the Dutch Senate agreed to a phased reduction in the Dutch corporate tax rate which is effective from 1 January 2020. An exceptional tax credit of £51 million principally arose from remeasuring the deferred tax liabilities in respect of the Ketel One vodka distribution rights from a then anticipated tax rate of 25% to 20.5%. The Dutch Senate subsequently agreed in a tax rate of 21.7% on 19 December 2019. The remeasurement of deferred tax liabilities in the year ended 30 June 2020 was recognised as a current tax charge.

(iv) The exceptional tax credit of £354 million ($478 million) resulted from applying the Tax Cuts and Jobs Act (TCJA), enacted on 22 December 2017, in the United States. The credit principally arose on remeasuring the deferred tax liabilities in respect of intangibles and other assets for the change in the US Federal tax rate from 35% to 21%, resulting in an exceptional tax credit of £363 million ($490 million), which is partially offset by £9 million ($12 million) exceptional tax charge in respect of repatriation of untaxed foreign earnings. In addition, there was a one-off charge of £11 million ($15 million) to other comprehensive income and equity, in respect of the remeasurement of the deferred tax assets on post employment liabilities and share-based incentive plans as a result of applying the provisions of the TCJA.
(v) During 2017 Diageo was in discussions with HMRC to seek clarity on Diageo’s transfer pricing and related issues, and in the first half of the year ending 30 June 2018 a preliminary assessment for diverted profits tax notice was issued. Final charging notices were issued in August 2017 and Diageo paid £107 million in respect of the two years ended 30 June 2016. Diageo agreed in June 2018 with HMRC that diverted profits tax does not apply and at the same time has reached resolution on the transfer pricing issues being discussed. The agreement in respect of transfer pricing covers the period from 1 July 2014 to 30 June 2017 and has resulted in an additional UK tax charge of £143 million. In the year ended 30 June 2018 an additional tax charge of £47 million was recognised in current tax which is based on the approach agreed with HMRC.

(1)
Diageo has launched the “Raising the Bar” programme to support pubs and bars to welcome customers back and recover following the Covid-19 pandemic including a commitment of £100 million (£81 million) over a period of up to two years from July 1, 2020. Due to current uncertainty on the precise nature of the spend, it cannot be determined whether the amounts will be deductible for tax purposes in future periods. As a result, no deferred tax asset has been recognized in respect of the provision at the year ended June 30, 2020.

Financial statements (continued)

(c) Taxation rate reconciliation and factors that may affect future tax charges

	2020 £ million	2019 £ million	2018 £ million
Profit before taxation	2,043	4,235	3,740
Notional charge at UK corporation tax rate of 19% (2019 – 19%; 2018 – 19%)	388	805	711
Elimination of notional tax on share of after tax results of associates and joint ventures	(54)	(59)	(58)
Differences in overseas tax rates	53	106	134
Effect of intra-group financing	(13)	(34)	(61)
Non taxable gain on disposals of businesses	—	(3)	—
Step-up gain	(2)	—	—
Other tax rate and tax base differences	(84)	(132)	(109)
Other items not chargeable	(62)	(54)	(79)
Impairment	135	—	16
Non deductible losses on disposal of businesses	6	—	—
Other non deductible exceptional items	—	12	9
Other items not deductible(i)	211	231	238
Changes in tax rates(ii)	45	(54)	(371)
Fair value adjustment in respect of assets held for sale	—	1	—
Adjustments in respect of prior years(iii)	(34)	79	166
Taxation on profit	589	898	596

(i)	Other items not deductible include controlled foreign companies charge, irrecoverable withholding tax and additional state and local taxes.

(ii)
Changes in tax rates for the year ended 30 June 2020 mainly due to the Netherlands, UK, India and Kenya. Changes in tax rates for the year ended 30 June 2019 principally arose from the tax rate change in the Netherlands. Changes in tax rates for the year ended 30 June 2018 was mainly due to the application of the TCJA.

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

The group has a number of ongoing tax audits worldwide for which provisions are recognised based on best estimates and management’s judgements concerning the ultimate outcome of the audit. As at 30 June 2020 the ongoing audits that are provided for individually are not expected to result in a material tax liability. The current tax asset of £190 million (2019 – £83 million) and tax liability of £246 million (2019 – £378 million) includes £189 million (2019 – £251 million) of provisions for tax uncertainties.

Financial statements (continued)

(d) Deferred tax assets and liabilities

The amounts of deferred tax accounted for in the consolidated balance sheet comprise the following net deferred tax assets/(liabilities):

	Property, plant and equipment £ million	Intangible assets £ million	Post employment plans £ million	Tax losses £ million	Other temporary differences(i) £ million	Total £ million
At 30 June 2018	(292)	(1,812)	(27)	32	234	(1,865)
Exchange differences	(7)	(47)	2	1	4	(47)
Recognised in income statement – continuing operations	(51)	14	(17)	(14)	28	(40)
Reclassification	(2)	(3)	12	3	(10)	—
Recognised in other comprehensive income and equity	—	—	(8)	5	(1)	(4)
Tax rate change – recognised in income statement	1	51	(1)	2	1	54
Tax rate change – recognised in other comprehensive income and equity	—	—	1	(5)	8	4
Acquisition of subsidiaries	—	(5)	—	—	—	(5)
Transfer to assets held for sale	2	7	—	—	—	9
At 30 June 2019	(349)	(1,795)	(38)	24	264	(1,894)
Exchange differences	—	12	1	(1)	(7)	5
Recognised in income statement – continuing operations	(10)	115	(5)	7	27	134
Reclassification	8	6	—	(3)	(11)	—
Recognised in other comprehensive income and equity	—	(3)	(16)	34	(33)	(18)
Tax rate change – recognised in income statement	11	(52)	2	—	(6)	(45)
Tax rate change – recognised in other comprehensive income and equity	—	—	(16)	—	—	(16)
Acquisition of subsidiaries	—	(19)	—	—	—	(19)
At 30 June 2020	(340)	(1,736)	(72)	61	234	(1,853)

(i)
Deferred tax on other temporary differences includes fair value movement on cross-currency swaps, interest and finance costs, restructuring provisions, share-based payments and intra group sales of products.

After offsetting deferred tax assets and liabilities where appropriate within territories, the net deferred tax liability comprises:

	2020 £ million	2019 £ million
Deferred tax assets	119	138
Deferred tax liabilities	(1,972)	(2,032)
	(1,853)	(1,894)

The deferred tax assets of £119 million includes £66 million (2019 – £60 million) arising in jurisdictions with prior year taxable losses. The majority of the asset is in respect of Ireland, where the amounts arose from timing differences on pension funding payments. It is considered more likely than not that there will be sufficient future taxable profits to realise these deferred tax assets, the majority of which can be carried forward indefinitely.

Financial statements (continued)

(e) Unrecognised deferred tax assets

Deferred tax assets have not been recognised in respect of the following tax losses:

	2020 £ million	2019 £ million
Capital losses - indefinite	76	62
Trading losses - indefinite	30	70
Trading losses - expiry dates up to 2029	70	53
	176	185

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

The aggregate amount of temporary differences in respect of investments in subsidiaries, branches, interests in associates and joint ventures for which deferred tax liabilities have not been recognised is approximately £14.7 billion (2019 – £13 billion). Comparatives were restated to include reclassifications between share premium, retained earnings and investments within the US group.

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

8. Acquisition and sale of businesses and purchase of non-controlling interests

Accounting policies

The consolidated financial statements include the results of the company and its subsidiaries together with the group’s attributable share of the results of associates and joint ventures. The results of subsidiaries acquired or sold are included in the income statement from, or up to, the date that control passes.

Business combinations are accounted for using the acquisition method. Identifiable assets, liabilities and contingent liabilities acquired are measured at fair value at acquisition date. The consideration payable is measured at fair value and includes the fair value of any contingent consideration. Among other factors, the group considers the nature of, and compensation for the selling shareholders' continuing employment to determine if any contingent payments are for post-combination employee services, which are excluded from consideration.

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

Financial statements (continued)

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

(a) Acquisition of businesses

Fair value of net assets acquired and cash consideration paid in respect of the acquisition of businesses and the purchase of shares of non-controlling interests in the three years ended 30 June 2020 were as follows:

	Net assets acquired and consideration
	2020 £ million	2019 £ million	2018 £ million
Brands and other intangibles	102	25	478
Inventories	2	—	4
Other working capital	(3)	(2)	2
Deferred tax	(19)	(5)	—
Cash	2	—	6
Fair value of assets and liabilities	84	18	490
Goodwill arising on acquisition	8	10	249
Step acquisitions	(23)	(7)	—
Consideration payable	69	21	739
Satisfied by:
Cash consideration paid	(27)	(6)	(555)
Contingent consideration payable	(42)	(15)	(184)
	(69)	(21)	(739)

Cash consideration paid for subsidiaries	(27)	(6)	(6)
Cash consideration paid for Casamigos	(49)	(9)	(549)
Cash consideration paid in respect of other prior year acquisitions	(9)	(9)	(22)
Cash consideration paid for investments in associates	(6)	(15)	(12)
Capital injection in associates	(41)	(17)	(11)
Cash acquired	2	—	6
Net cash outflow on acquisition of businesses	(130)	(56)	(594)
Purchase of shares of non-controlling interests	(62)	(784)	—
Total net cash outflow	(192)	(840)	(594)

Financial statements (continued)

Acquisitions in the year

During the year ended 30 June 2020, Diageo completed a number of acquisitions, the largest of these were Seedlip Ltd and Anna Seed 83 Ltd, the brand owners of Seedlip and Aecorn distilled non-alcoholic spirits and aperitifs, both of which completed on 6 August 2019. The contingent consideration payable represents the present value of payments up to £60 million linked to certain performance targets and are expected to be paid over the next six years.

Prior year acquisitions

On 28 September 2018, Diageo acquired Copper Dog Whisky Limited. In addition, Diageo has made a number of smaller acquisitions of brands, distribution rights and equity interests in various drinks businesses and made contingent consideration payments in respect of prior year acquisitions.

On 15 August 2017, Diageo completed the purchase of 100% of the share capital of Casamigos Tequila, LLC (Casamigos), a super premium tequila based in the United States, for $1,000 million (£777 million) of which $300 million (£233 million) was contingent on Casamigos achieving certain performance targets.

On 14 March 2018, Diageo completed the acquisition of Belsazar GmbH, a premium aperitif from Germany’s Black Forest.

On 2 May 2018, Diageo acquired 100% of the intellectual property of Pierde Almas, an ultra premium mezcal.

Purchase of shares of non-controlling interests

On 29 July 2019, East African Breweries Limited completed the purchase of 4% of the share capital of Serengeti Breweries Limited for $3 million (£2 million). This increased Diageo’s effective economic interest from 39.2% to 40.2%.

In August 2019 and February 2020, in two separate purchases, Diageo acquired shares in United Spirits Limited (USL) for INR 5,495 million (£60 million) which increased Diageo’s percentage of shares owned in USL from 54.78% to 55.94% (excluding 2.38% owned by the USL Benefit Trust).

On 17 August 2018 and 9 April 2019, Diageo completed the purchase of 20.29% and 3.14% of the share capital of Sichuan Shuijingfang Company Limited (SJF) for an aggregate consideration of RMB 6,774 million (£775 million) and transaction costs of £9 million. This took Diageo’s shareholding in SJF from 39.71% to 63.14%. SJF was already controlled and therefore consolidated prior to these transactions.

Financial statements (continued)

(b) Sale of businesses

Cash consideration received and net assets disposed of in respect of sale of businesses in the two years ended 30 June 2020:

	UNB	Other	Total	2019
	£ million	£ million	£ million	£ million
Sale consideration
Cash received in year	10	1	11	438
Transaction and other directly attributable costs paid	—	—	—	(12)
Net cash received	10	1	11	426
Transaction costs payable	(1)	—	(1)	(4)
	9	1	10	422
Net assets disposed of
Brands	—	—	—	(230)
Goodwill	—	—	—	(12)
Property, plant and equipment	—	(1)	(1)	(6)
Investment in associates	—	(1)	(1)	(3)
Assets and liabilities held for sale	(30)	—	(30)	—
Inventories	—	—	—	(18)
	(30)	(2)	(32)	(269)
Impairment charge recognised up until the date of sale	(7)	—	(7)	—
Exchange recycled from other comprehensive income	(4)	—	(4)	—
(Loss)/gain on disposal before taxation	(32)	(1)	(33)	153
Taxation	—	—	—	(33)
(Loss)/gain on disposal after taxation	(32)	(1)	(33)	120

On 1 April 2020, Diageo completed the sale of United National Breweries (UNB), Diageo’s wholly owned sorghum beer business in South Africa. In the year ended 30 June 2020, up until the date of sale, UNB contributed net sales of £31 million (2019 - £43 million; 2018 - £49 million), operating profit of £nil (2019 - £1 million; 2018 - £6 million) and profit after taxation of £nil (2019 - £1 million; 2018 - £4 million).

In the year ended 30 June 2019, Diageo completed the sale of a portfolio of 19 brands to Sazerac for an aggregate consideration of $550 million (£435 million). Diageo continued to provide manufacturing services for all disposed brands until December 2019 with some extended up to June 2020 and for five brands will continue up to December 2028.

In the year ended 30 June 2018, there were no significant disposals completed by the group.

Financial statements (continued)

9. Intangible assets

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

Amortisation and impairment of intangible assets is based on their useful economic lives and are amortised on a straight-line basis over those lives and reviewed for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable. Goodwill and intangible assets that are regarded as having indefinite useful economic lives are not amortised and are reviewed for impairment at least annually or when there is an indication that the assets may be impaired. Impairment reviews compare the net carrying value with the recoverable amount (where recoverable amount is the higher of fair value less costs of disposal and value in use). Amortisation and any impairment write downs are charged to other operating expenses in the income statement.

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

Impairment reviews are carried out to ensure that intangible assets, including brands, are not carried at above their recoverable amounts. Value in use and fair value less costs of disposal were both considered for these reviews and any impairment charge was based on these. The tests are dependent on management’s estimates in respect of the forecasting of future cash flows, the discount rates applicable to the future cash flows and what expected growth rates are reasonable. Judgement is required in determining the cash-generating units. Such estimates and judgements are subject to change as a result of changing economic conditions and actual cash flows may differ from forecasts.

Additional estimates have been applied by management regarding the potential financial impact of the Covid-19 pandemic across markets. In this regard a combination of the following factors was considered in every impairment model:

–	the future development of the virus, including the duration, scale and geographic extent of the closures;

–	the expected scale and duration of the economic recovery;

–	the size of the on-trade channel in the market;

–	the life cycle phase of the brand and the maturity of the market.

Financial statements (continued)

	Brands £ million	Goodwill £ million	Other intangibles £ million	Computer software £ million	Total £ million
Cost
At 30 June 2018	8,946	2,788	1,482	604	13,820
Exchange differences	182	28	56	8	274
Additions	25	10	2	46	83
Disposals(i)	(230)	(12)	—	(5)	(247)
Transfers to assets held for sale(ii)	(28)	(19)	—	—	(47)
At 30 June 2019	8,895	2,795	1,540	653	13,883
Exchange differences	(74)	(139)	44	—	(169)
Additions	102	8	3	52	165
Disposals	—	—	—	(7)	(7)
At 30 June 2020	8,923	2,664	1,587	698	13,872
Amortisation and impairment
At 30 June 2018	616	110	75	447	1,248
Exchange differences	5	3	—	8	16
Amortisation for the year	—	—	3	60	63
Disposals	—	—	—	(1)	(1)
At 30 June 2019	621	113	78	514	1,326
Exchange differences	(17)	(16)	(1)	2	(32)
Amortisation for the year	—	—	1	62	63
Impairment	564	655	—	—	1,219
Disposals	—	—	—	(4)	(4)
At 30 June 2020	1,168	752	78	574	2,572
Carrying amount
At 30 June 2020	7,755	1,912	1,509	124	11,300
At 30 June 2019	8,274	2,682	1,462	139	12,557
At 30 June 2018	8,330	2,678	1,407	157	12,572
(i) In the year ended 30 June 2019 Diageo completed the sale of a portfolio of 19 brands to Sazerac. See note 8(b) for further information.
(ii) Transfers to assets held for sale in the year ended 30 June 2019 was in respect of United National Breweries (UNB).

Financial statements (continued)

(a) Brands

At 30 June 2020, the principal acquired brands, all of which are regarded as having indefinite useful economic lives, are as follows:

	Principal markets	2020 £ million	2019 £ million
Crown Royal whisky	United States	1,190	1,153
McDowell's No.1 whisky, rum and brandy	India	1,050	1,112
Captain Morgan rum	Global	977	946
Smirnoff vodka	Global	670	648
Johnnie Walker whisky	Global	625	625
Casamigos tequila	United States	491	476
Shui Jing Fang Chinese white spirit	Greater China	260	259
Yenì Raki	Turkey	202	231
Signature whisky	India	197	209
Seagram's 7 Crown whiskey	United States	181	176
Don Julio tequila	United States	179	209
Bell's whisky	Europe	179	179
Black Dog whisky	India	167	177
Antiquity whisky	India	163	173
Zacapa rum	Global	156	151
Windsor Premier whisky	Korea	154	589
Gordon's gin	Europe	119	119
Old Parr whisky	Global	110	106
Other brands		685	736
		7,755	8,274

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

(b) Goodwill

For the purposes of impairment testing, goodwill has been attributed to the following cash-generating units:

	2020 £ million	2019 £ million
North America	416	403
Europe and Turkey
Europe (excluding Turkey)	181	172
Turkey	205	234
Latin America and Caribbean – Mexico	123	143
Asia Pacific
Greater China	132	131
India	770	1,511
Other cash-generating units	85	88
	1,912	2,682

Goodwill has arisen on the acquisition of businesses and includes synergies arising from cost savings, the opportunity to utilise Diageo’s distribution network to leverage marketing of the acquired products and the extension of the group’s portfolio of brands in new markets around the world.

Financial statements (continued)

(c) Other intangibles

Other intangibles principally comprise distribution rights. Diageo owns the global distribution rights for Ketel One vodka products in perpetuity, and the Directors believe that it is appropriate to treat these rights as having an indefinite life for accounting purposes. The carrying value at 30 June 2020 was £1,464 million (2019 – £1,418 million).

(d) Impairment testing

Impairment tests are performed annually, or more frequently if events or circumstances indicate that the carrying amount may not be recoverable. Recoverable amounts are calculated based on the value in use approach also considering fair value less cost to sale. The value in use calculations are based on discounted forecast cash flows using the assumption that cash flows continue in perpetuity at the terminal growth rate of each country or region. The individual brands, other intangibles with indefinite useful lives and their associated tangible fixed assets are aggregated as separate cash-generating units. Separate tests are carried out for each cash-generating unit and for each of the markets. Goodwill is attributed to each of the markets.

The key assumptions used for the value in use calculations are as follows:

Cash flows

Cash flows are forecast for each cash-generating unit for the financial year, which is approved by management and reflect the following assumptions:

–
Cash flows are projected based on the actual operating results and a three-year plan approved by the management. Cash flows are extrapolated up to five-years using expected growth rates in line with management’s best estimates. Growth rates reflect expectations of sales growth, operating costs and margin, based on past experience and external sources of information. Where applicable, multiple cash flow scenarios were populated to predict the potential outcome, considering the increased risk of uncertainty around the duration and severity of the Covid-19 pandemic in the different markets. A simple average of these projections served as the estimation of the recoverable amount of the cash-generating units including the goodwill of USL, Indian brands, Nigeria and Windsor Premier brand. Management has no information which would indicate that any of the scenarios are more likely than the others;

–
The five-year forecast period is extended by up to an additional ten years at acquisition date for some intangible assets and goodwill when management believes that this period is justified by the maturity of the market and expects to achieve growth in excess of the terminal growth rate driven by Diageo’s sales, marketing and distribution expertise. Cash flows beyond the five-year period are projected using steady or progressively declining growth rates. These rates do not exceed the annual growth rate of the real gross domestic product (GDP) aggregated with the long-term annual inflation rate of the country or region;

–	Cash flows for the subsequent years after the forecast period are extrapolated based on a terminal growth rate which does not exceed the long-term annual inflation rate of the country or region.

The calculation of value in use as at 30 June 2020 is based on a five-year detailed plan for every cash-generating unit, except for India where the period is extended by an additional four years.

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

Financial statements (continued)

The pre-tax discount rates, terminal and long-term growth rates used for impairment testing are as follows:

	2020			2019
	Pre-tax discount rate %	Terminal growth rate %	Long-term growth rate %	Pre-tax discount rate %	Terminal growth rate %	Long-term growth rate %
North America – United States	8	2	4	9	2	4
Europe and Turkey
Europe (excluding Turkey)	7	2	4	7	2	4
Turkey	22	11	15	25	13	16
Africa
Ethiopia	21	8	17	25	8	17
South Africa	18	—	7	18	—	7
Latin America and Caribbean
Brazil	15	3	6	16	4	6
Mexico	16	3	5	17	3	6
Asia Pacific
Korea	10	(4)	—	8	2	—
Greater China	9	3	8	10	3	8
India	12	4	12	14	5	12
Value in use calculation and fair value less costs of disposal methodologies were both considered to assess the recoverable amount of the India cash-generating unit. Having considered the volatility in local share prices, the premiums that businesses controlled by large multinationals trade at and other factors, we assessed a range of fair value less costs of disposal with particular focus on the value a third party may pay for a controlling stake in the current environment. The value in use calculation was above our view of fair value less costs of disposal and was therefore used to determine the recoverable amount of this cash-generating unit. Based on this, in the year ended 30 June 2020, an impairment charge of £655 million in respect of the India cash-generating unit containing the India goodwill was recognised in exceptional operating items. In the year ended 30 June 2020, impairment charges of £78 million in respect of the Old Tavern brand and £38 million in respect of the Bagpiper brand in India were also recognised in exceptional operating items, based on their value in use. Forecast cash flow assumptions were reduced principally due to the general economic downturn further aggravated by the Covid-19 pandemic, including pandemic related recent regulatory changes both negatively impacting demand and margins. The brand impairment reduced the deferred tax liability by £25 million. The recoverable amount is £3,444 million in respect of the India cash-generating unit, £20 million in respect of the Old Tavern brand and £94 million in respect of the Bagpiper brand cash-generating units.

In the year ended 30 June 2020, an impairment charge of £434 million in respect of the Windsor Premier brand has been recognised in exceptional operating items, based on its value in use. The impairment reduced the deferred tax liability attributable to the brand by £105 million resulting in a net exceptional loss of £329 million. The forecast cash flow assumptions were reduced principally due to the recent regulatory changes limiting trade spend for wholesalers and venues and the Covid-19 pandemic negatively impacting the challenging whisky category in Korea. The recoverable amount is £164 million in respect of the Windsor Premier brand cash-generating unit.

(e) Sensitivity to change in key assumptions

Impairment testing for the year ended 30 June 2020 has identified the following cash-generating units as being sensitive to reasonably possible changes in assumptions.

The table below shows the headroom at 30 June 2020 and the impairment charge that would be required if the assumptions in the calculation of their value in use were changed:

Financial statements (continued)

	Carrying value of CGU £ million	Headroom £ million	1ppt increase in discount rate £ million	2ppt decrease in annual growth rate in forecast period 2021-2029 £ million	0.5 - 1ppt reduction in the rate of price increase £ million	Covid-19 scenario £ million
India(i)	3,444	—	(242)	(235)	(297)	(396)
Bagpiper brand(i)	94	—	(11)	(16)	(19)	(17)
Antiquity brand(i)	166	8	(15)	(18)	(13)	(25)
McDowell's No.1 brand(i)	1,179	29	(121)	(173)	(216)	(234)
Windsor Premier brand(ii)	164	—	—	—	—	(30)
Bell's brand(iii)	225	12	(11)	—	—	—

(i)
Reasonably possible changes in key assumptions that would result in an additional impairment of the India cash-generating unit, Bagpiper, Antiquity and McDowell's No.1 brands would be a 1ppt increase in discount rate or a 2ppt decrease in the annual growth rate in forecast period of 2021-2029 or a 0.5-1ppt reduction in the rate of price increase. Furthermore, due to the Covid-19 pandemic, a permanent delay of the F20 lost base recovery period is also considered to be a reasonably possible scenario due to the severity of measures taken in India and the introduction of unprecedented increase of taxes on alcohol. In the Covid-19 scenario above it was assumed that F19 base will be reached by F25.

(ii)
Due to the high-level uncertainty of the Covid-19 pandemic, additional possible changes in volume growth rates are forecasted assuming permanent damage of local whisky category with no recovery to F19 levels based on latest outlook of IWSR reports, and the fact that the majority of sales are on-trade.

(iii) The Bell's brand is disclosed as sensitive due to strong competition and challenging market conditions. The only change in the key assumptions considered reasonably possible that would result in an impairment of the brand would be a 1ppt increase in discount rate.

(f) USL combination of popular brands

Following the acquisition of United Spirits Limited (USL) in 2014, all material brands together with the associated property, plant and equipment (the brands) were fair valued and capitalised. Each year since the acquisition, the brands were tested separately for impairment.

The long-term strategic priorities have continued to evolve for the Indian market with a greater emphasis on premium brands, operating margin expansion and generating marketing spend efficiencies. This has resulted in the management and marketing teams managing, reporting both internally and externally, and allocating resources to the popular category rather than to individual brands.

In the year ended 30 June 2020, the impairment tests have been carried out for the brands within the popular category as a single cash-generating unit and also at the individual brand level to ensure that the change in the definition of cash-generating units does not result in the understatement of an impairment charge. The impairment charge of £116 million on Old Tavern Whisky and Bagpiper was based on the individual brand level impairment models. For the year ending 30 June 2021 a single impairment test will be carried out at the popular category in accordance with how this category is now managed.

The principal USL brands in the popular category are Director's Special, Bagpiper, Old Tavern Whisky and White Mischief.

10. Property, plant and equipment

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

Financial statements (continued)

	Land and buildings £ million	Plant and equipment £ million	Fixtures and fittings £ million	Returnable bottles and crates £ million	Under construction £ million	Total £ million
Cost
At 30 June 2018	1,585	4,102	126	534	432	6,779
Exchange differences	16	54	1	4	10	85
Sale of businesses	(2)	(7)	(1)	—	—	(10)
Additions	42	180	9	31	383	645
Disposals	(16)	(32)	(13)	(21)	(2)	(84)
Transfers	87	218	3	18	(329)	(3)
At 30 June 2019	1,712	4,515	125	566	494	7,412
Recognition of right-of-use asset on adoption of IFRS 16	173	63	—	—	—	236
Adjusted balance at 1 July 2019	1,885	4,578	125	566	494	7,648
Exchange differences	(10)	(22)	—	(1)	(9)	(42)
Additions	202	156	13	34	439	844
Disposals	(46)	(86)	(20)	(37)	(1)	(190)
Transfers	110	242	9	13	(374)	—
At 30 June 2020	2,141	4,868	127	575	549	8,260
Depreciation
At 30 June 2018	467	1,761	91	371	—	2,690
Exchange differences	4	23	—	3	—	30
Depreciation charge for the year	49	216	13	33	—	311
Sale of businesses	—	(4)	—	—	—	(4)
Disposals	(9)	(25)	(12)	(17)	—	(63)
Transfers	—	(6)	(1)	—	—	(7)
At 30 June 2019	511	1,965	91	390	—	2,957
Exchange differences	—	(5)	(1)	(2)	—	(8)
Depreciation charge for the year	106	260	15	36	—	417
Exceptional impairment	20	114	—	6	—	140
Disposals	(40)	(78)	(19)	(35)	—	(172)
At 30 June 2020	597	2,256	86	395	—	3,334
Carrying amount
At 30 June 2020	1,544	2,612	41	180	549	4,926
At 30 June 2019	1,201	2,550	34	176	494	4,455
At 30 June 2018	1,118	2,341	35	163	432	4,089

(a) The net book value of land and buildings comprises freeholds of £1,218 million (2019 – £1,162 million), long leaseholds of £6 million (2019 – £21 million) and short leaseholds of £320 million (2019 – £18 million). Depreciation was not charged on £161 million (2019 – £164 million) of land.

(b) Property, plant and equipment is net of a government grant of £150 million (2019 – £143 million) received in prior years in respect of the construction of a rum distillery in the US Virgin Islands.

(c) In the year ended 30 June 2020, an impairment charge of £84 million in respect of the Nigeria tangible fixed asset has been recognised in exceptional operating items. The impairment reduced the deferred tax liability by £25 million resulting in a net exceptional loss of £59 million. The profit generating ability of the assets were reduced principally due to the deteriorated economic outlook as a result of the combination of the oil price crisis in Nigeria and the Covid-19 pandemic. The recoverable amount is £140 million in respect of the Nigeria cash-generating unit based on the fair value of the assets applying the cost valuation technique and it is considered a Level 3 instrument within the fair value hierarchy as the assumptions used in the valuation are not observable in the market. The valuation is only sensitive to the cost of replacing the assets and if this was 10% less, the fair value of the assets would decrease by approximately £14 million.

Financial statements (continued)

(d) In the year ended 30 June 2020, an impairment charge of £55 million in respect of the Ethiopia tangible fixed asset has been recognised in exceptional operating items. The impairment reduced the deferred tax liability by £10 million resulting in a net exceptional loss of £45 million. The forecast cash flow assumptions were reduced principally due to the impact of recent excise duty increase and Covid-19 pandemic. The recoverable amount is £12 million in respect of the Ethiopia cash-generating unit based on the fair value of the assets.

11. Leases

Accounting policies

Where the group is the lessee, all leases are recognised on the balance sheet as right-of-use assets and depreciated on a straight-line basis with the charge recognised in cost of sales. The liability, recognised as part of net borrowings, is measured at a discounted value and any interest is charged to finance charges.

The group recognises services associated with a lease as other operating expenses. Payments associated with leases where the value of the asset when it is new is lower than $5,000 (leases of low value assets) and leases with a lease term of twelve months or less (short term leases) are recognised as other operating expenses. A judgement in calculating the lease liability at initial recognition includes determining the lease term where extension or termination options exist. In such instances any economic incentive to retain or end a lease are considered and extension periods are only included when it is considered reasonably certain that an option to extend a lease will be exercised.

For the years ended 30 June 2019 and 2018, where the group had substantially all the risks and rewards of ownership of an asset subject to a lease, the lease was treated as a finance lease. Assets held under finance leases were recognised as assets of the group at their fair value at the inception of the lease. The corresponding liability to the lessor was included in other financial liabilities on the consolidated balance sheet. Lease payments were apportioned between interest expense and a reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Other leases were treated as operating leases, with payments and receipts taken to the income statement on a straight-line basis over the life of the lease.

(a) Adoption of IFRS 16

Under the new standard, outstanding lease liabilities have been recognised at 1 July 2019, for leases previously classified as operating leases, at the present value of the future lease payments over their reasonably certain lease term. Right-of-use assets have been recognised equal to the net present value of the lease liabilities, adjusted for the amount of any prepaid or accrued lease payment, lease incentives and provisions for onerous leases. There was no impact on retained earnings as at 1 July 2019. The interest rate used to discount the future payments in the calculation of the lease liability is the incremental borrowing rate at 1 July 2019 taking into account the currency and duration of the lease. The weighted average incremental borrowing rate applied across all operating leases capitalised on 1 July 2019 was 3.2%.

For leases previously classified as finance leases the group recognised the carrying amount of the lease asset and lease liability immediately before transition as the carrying amount of the right-of-use asset and the lease liability at the date of adoption of IFRS 16, 1 July 2019. The re-measurement principles of IFRS 16 are only applied after that date.

The group has decided to reduce the complexity of implementation by taking advantage of a number of practical expedients on transition on 1 July 2019 namely:

(i)	to not capitalise leases which expire within a year of 1 July 2019;

(ii)	to apply a single discount rate to portfolios of leases with similar characteristics; and

(iii)	to adjust the right-of-use asset by the amount of any provision for onerous leases recognised immediately before the date of initial application.

The group has not capitalised leases where the value of the asset when it is new is lower than $5,000 (low value assets).

Financial statements (continued)

The impact of the adoption of IFRS 16 on affected lines of the consolidated balance sheet at 1 July 2019 is as follows:

	30 June 2019 £ million	IFRS 16 impact £ million	1 July 2019 £ million
Non-current assets
Property, plant and equipment	4,455	236	4,691
Other financial assets	404	1	405
Current assets
Trade and other receivables	2,694	(2)	2,692

Current liabilities
Other financial liabilities	(307)	(64)	(371)
Trade and other payables	(4,202)	13	(4,189)
Non-current liabilities
Other financial liabilities	(124)	(187)	(311)
Provisions	(317)	3	(314)

As a result of the adoption of IFRS 16, on 1 July 2019 the total assets increased by £235 million from £31,296 million to £31,531 million and total liabilities increased by £235 million from £21,140 million to £21,375 million. The leases (previously classified as operating leases) which have been recognised at adoption are principally in respect of warehouses, office buildings, plant and machinery, cars and distribution vehicles. There is no impact on deferred tax balances.

The adoption of IFRS 16 resulted in an immaterial benefit to operating profit and an immaterial increase in finance charges. Profit before tax, taxation and earnings per share have not been significantly impacted. The adoption of IFRS 16 has had no impact on the group’s net cash flows although a presentation change has been reflected whereby the principal element of the lease payments (for leases formerly classified as operating leases under IAS 17) of £74 million for the year ended 30 June 2020, are disclosed as part of cash flow from financing activities and the interest element is included in cash flow from operating activities. Under IAS 17 both the principal and interest cash flows from operating leases would have been disclosed as part of cash flows from operating activities.

A reconciliation of differences between the operating lease commitments disclosed under IAS 17 and disclosed in note 19(b) of Diageo’s 2019 Annual Report and the lease liabilities under IFRS 16, at 1 July 2019, is as follows:

£ million
Operating lease commitments at 30 June 2019	(321)
Leases expiring within a year of 1 July 2019	19
Low value assets	11
Impact of discounting	40
Total additional lease liabilities recognised on adoption of IFRS 16	(251)
Finance lease liabilities at 30 June 2019	(128)
Total lease liabilities at 1 July 2019	(379)
Total lease liabilities at 1 July 2019 - current	(107)
Total lease liabilities at 1 July 2019 - non-current	(272)

Financial statements (continued)

b) Movement in right-of-use assets

	Land and buildings £ million	Plant and equipment £ million	Under construction £ million	Total £ million
At 30 June 2019(i)	2	228	—	230
Adoption of IFRS16	173	63	—	236
Adjusted balance at 1 July 2019	175	291	—	466
Exchange differences	(3)	2	—	(1)
Additions	150	24	32	206
Disposals	(2)	—	—	(2)
Depreciation(ii)	(51)	(41)	—	(92)
At 30 June 2020	269	276	32	577
(i) In the year ended 30 June 2019 and 30 June 2018, only leases that met the criteria of finance leases under IAS 17 - Leases were capitalised and included in property, plant and equipment.
(ii) In the year ended 30 June 2019 depreciation on assets held under finance leases was £12 million.

c) Lease liabilities

	2020 £ million	2019 £ million
Current lease liabilities	(106)	(43)
Non-current lease liabilities	(364)	(85)
	(470)	(128)

(i)
In the year ended 30 June 2019, the group only recognised lease liabilities in relation to leases that were classified as finance leases under IAS 17 - Leases. The lease liabilities were presented as part of the group’s net borrowings in the year ended 30 June 2019.

The future cash outflows, which are not included in lease liabilities on the balance sheet, in respect of extension and termination options which are not reasonably expected to be exercised are estimated at £284 million.

d) Amounts recognised in the consolidated income statement

In the year ended 30 June 2020 other operating expenses (within other external charges) included £39 million in respect of leases of low value assets and short term leases and £11 million in respect of variable lease payments. In the year ended 30 June 2019 other external charges included operating lease expenses in respect of plant and machinery of £19 million (2018 - £21 million) and other assets (mainly properties) of £101 million (2018 - £87 million). Refer to note 5 for further information relating to the interest expenses on lease liabilities.

The total cash outflow for leases in the year ended 30 June 2020 was £180 million.

Financial statements (continued)

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

	Loans £ million	Others £ million	Total £ million
Cost less allowances or fair value
At 30 June 2018	35	11	46
Additions	2	—	2
Repayments and disposals	(1)	—	(1)
Fair value adjustment	—	2	2
Transfers	(19)	19	—
At 30 June 2019	17	32	49
Exchange differences	1	1	2
Additions	3	—	3
Repayments and disposals	(1)	(2)	(3)
Fair value adjustment	—	2	2
Provision charged during the year	(14)	—	(14)
Capitalised interest	1	—	1
Transfer	—	1	1
At 30 June 2020	7	34	41

At 30 June 2020, loans comprise £4 million (2019 – £17 million; 2018 – £35 million) of loans to customers and other third parties, after allowances of £127 million (2019 – £111 million; 2018 – £108 million), and £3 million (2019 – £nil; 2018 – £nil) of loans to associates.

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

(a) Post employment benefit plans

The group operates a number of pension plans throughout the world, devised in accordance with local conditions and practices. Our most significant plans are defined benefit plans and are funded by payments to separately administered trusts or insurance companies. The group also operates a number of plans that are generally unfunded, primarily in the United States, which provide to employees post employment medical benefits.

The principal plans are in the United Kingdom, Ireland and the United States where benefits are based on employees’ length of service and salary at retirement. All valuations were performed by independent actuaries using the projected unit credit method to determine pension costs. The most recent funding valuations of the significant defined benefit plans were carried out as follows:

Principal plans	Date of valuation
United Kingdom(i)	1 April 2018
Ireland(ii)	31 December 2018
United States	1 January 2020

(i)
The Diageo Pension Scheme (DPS) closed to new members in November 2005. Employees who have joined Diageo in the United Kingdom since the defined benefit scheme closed had been eligible to become members of the Diageo Lifestyle Plan (a cash balance defined benefit pension plan) until 1 January 2018. Since then new employees have been eligible to become members of a Diageo administered defined contribution plan.

(ii)
The Irish scheme closed to new members in May 2013. Employees who have joined Diageo in Ireland since the defined benefit scheme closed have been eligible to become members of Diageo administered defined contribution plans.

The assets of the UK and Irish pension plans are held in separate trusts administered by trustees who are required to act in the best interests of the plans’ beneficiaries. For DPS, the trustee is Diageo Pension Trust Limited. As required by legislation, one-third of the directors of the Trust are nominated by the members of the DPS, member nominated directors are appointed from both the pensioner member community and the active member community. For the Irish Scheme Diageo Ireland makes four nominations and appoints three further candidates nominated by representative groupings.

Financial statements (continued)

The amounts charged to the consolidated income statement for the group’s defined benefit post employment plans and the consolidated statement of comprehensive income for the three years ended 30 June 2020 are as follows:

	2020 £ million	2019 £ million	2018 £ million
Current service cost and administrative expenses	(109)	(110)	(123)
Past service gains - ordinary activities	50	56	33
Past service losses - exceptional	—	(21)	—
Gains on curtailments and settlements	12	4	6
Charge to operating profit	(47)	(71)	(84)
Net finance gain/(charge) in respect of post employment plans	9	7	(11)
Charge before taxation(i)	(38)	(64)	(95)
Actual returns less amounts included in finance income	774	438	312
Experience gains/(losses)	34	113	(30)
Changes in financial assumptions	(754)	(514)	108
Changes in demographic assumptions	(14)	(6)	69
Other comprehensive income	40	31	459
Changes in the surplus restriction	(2)	2	(2)
Total other comprehensive income	38	33	457
(1) The year ended 30 June 2020 includes past service gains of £47 million in respect of the Irish Scheme following separate communications to the deferred members in respect of changing their expectations of a full pension prior to reaching the age of 65 and to pensioners in respect of future pension increases. (2019 - £54 million in respect of changes made to future pension increases for members of the UK Scheme and changes to the principal Irish Scheme.) The exceptional past service loss, in the year ended 30 June 2019, of £21 million is in respect of the equalisation of Guaranteed Minimum Pension (GMP) benefits for men and women.

(i) The charge/income before taxation in respect of the following countries is:

	2020 £ million	2019 £ million	2018 £ million
United Kingdom	(23)	(3)	(49)
Ireland	34	(13)	1
United States	(30)	(30)	(29)
Other	(19)	(18)	(18)
	(38)	(64)	(95)

In addition to the charge in respect of defined benefit post employment plans, contributions to the group’s defined contribution plans were £24 million (2019 – £19 million; 2018 – £18 million).

Financial statements (continued)

The movement in the net (deficit)/surplus for the two years ended 30 June 2020 is set out below:

	Plan assets £ million	Plan liabilities £ million	Net (deficit)/surplus £ million
At 30 June 2018	9,310	(9,244)	66
Exchange differences	45	(55)	(10)
Charge before taxation	234	(298)	(64)
Other comprehensive income/(loss)(i)	438	(407)	31
Contributions by the group	192	—	192
Employee contributions	5	(5)	—
Benefits paid	(511)	511	—
At 30 June 2019	9,713	(9,498)	215
Exchange differences	65	(73)	(8)
Charge before taxation	198	(236)	(38)
Other comprehensive income/(loss)(i)	774	(734)	40
Contributions by the group	156	—	156
Employee contributions	5	(5)	—
Benefits paid	(489)	489	—
At 30 June 2020	10,422	(10,057)	365
(i)    Excludes surplus restriction.

The plan assets and liabilities by type of post employment benefit and country is as follows:

	2020		2019
	Plan assets £ million	Plan liabilities £ million	Plan assets £ million	Plan liabilities £ million
Pensions
United Kingdom	7,696	(6,831)	7,115	(6,257)
Ireland	1,810	(2,031)	1,747	(2,098)
United States	660	(578)	593	(545)
Other	183	(240)	186	(234)
Post employment medical	2	(288)	1	(275)
Other post employment	71	(89)	71	(89)
	10,422	(10,057)	9,713	(9,498)

The balance sheet analysis of the post employment plans is as follows:

	2020		2019
	Non- current assets(i) £ million	Non- current liabilities £ million	Non- current assets(i) £ million	Non- current liabilities £ million
Funded plans	1,111	(434)	1,060	(547)
Unfunded plans	—	(315)	—	(299)
	1,111	(749)	1,060	(846)
(i)    Includes surplus restriction of £3 million (2019 – £1 million).

The disclosures have been prepared in accordance with IFRIC 14. In particular, where the calculation for a plan results in a surplus, the recognised asset is limited to the present value of any available future refunds from the plan or reductions in future contributions to the plan, and any additional liabilities are recognised as required. The DPS at 30 June 2020 had a net surplus of £934 million (2019 - £906 million; 2018 - £819 million). This surplus has been recognised, with no provision made against it, as it is expected to be recoverable through a combination of a reduction in future cash contributions or ultimately via a cash refund when the last member’s obligations have been met.

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

	United Kingdom			Ireland			United States(i)
	2020%	2019%	2018%	2020%	2019%	2018%	2020%	2019%	2018%
Rate of general increase in salaries(ii)	3.2	3.6	4.3	2.6	2.3	3.2	—	—	—
Rate of increase to pensions in payment	3.0	3.2	3.3	1.4	1.5	2.0	—	—	—
Rate of increase to deferred pensions	2.1	2.2	2.1	1.2	1.3	1.8	—	—	—
Discount rate for plan liabilities	1.5	2.3	2.8	1.2	1.2	1.7	2.6	3.4	4.1
Inflation - CPI	2.1	2.2	2.1	1.2	1.3	1.8	1.4	1.7	2.1
Inflation - RPI	2.8	3.2	3.1	—	—	—	—	—	—

(i)	The salary increase assumption in the United States is not a significant assumption as only a minimal amount of members’ pension entitlement is dependent on a member’s projected final salary.
(ii)    The salary increase assumptions include an allowance for age related promotional salary increases.

For the principal UK and Irish pension funds, the table below illustrates the expected age at death of an average worker who retires currently at the age of 65, and one who is currently aged 45 and subsequently retires at the age of 65:

	United Kingdom(i)			Ireland(ii)			United States
	2020 Age	2019 Age	2018 Age	2020 Age	2019 Age	2018 Age	2020 Age	2019 Age	2018 Age
Retiring currently at age 65
Male	86.4	86.2	86.1	86.6	86.5	86.4	85.6	85.7	86.0
Female	88.7	88.5	88.4	89.3	89.2	89.2	87.3	87.7	88.0
Currently aged 45, retiring at age 65
Male	88.5	88.3	88.2	89.6	89.5	89.4	87.2	87.3	87.6
Female	90.8	90.6	90.5	92.3	92.2	92.1	88.9	89.3	89.6

(i)	Based on the CMI’s S2 mortality tables with scaling factors based on the experience of the plan and where people live, with suitable future improvements.

(ii)	Based on the ‘00’ series of mortality tables with scaling factors based on the experience of the plan and with suitable future improvements.

Financial statements (continued)

For the significant assumptions, the following sensitivity analyses estimate the potential impacts on the consolidated income statement for the year ended 30 June 2021 and on the plan liabilities at 30 June 2020:

	United Kingdom			Ireland			United States and other
Benefit/(cost)	Operating profit £ million	Profit after taxation £ million	Plan liabilities(i) £ million	Operating profit £ million	Profit after taxation £ million	Plan liabilities(i) £ million	Operating profit £ million	Profit after taxation £ million	Plan liabilities(i) £ million
Effect of 0.5% increase in discount rate	5	17	568	2	3	174	1	2	38
Effect of 0.5% decrease in discount rate	(6)	(14)	(644)	(2)	(2)	(202)	(2)	(2)	(42)
Effect of 0.5% increase in inflation	(5)	(9)	(405)	(1)	(3)	(152)	(1)	(1)	(14)
Effect of 0.5% decrease in inflation	5	10	448	1	3	126	1	1	13
Effect of one year increase in life expectancy	(1)	(4)	(304)	—	(1)	(86)	—	(1)	(34)

(i)	The estimated effect on the liabilities excludes the impact of any interest rate and inflation swaps held by the pension plans.

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

(c) Investment and hedging strategy

The investment strategy for the group’s funded post employment plans is determined locally by the trustees of the plan and/or Diageo, as appropriate, and takes account of the relevant statutory requirements. The objective of the investment strategy is to achieve a target rate of return in excess of the movement on the liabilities, whilst taking an acceptable level of investment risk relative to the liabilities. This objective is implemented by using the funds of the plans to invest in a variety of asset classes that are expected over the long-term to deliver a target rate of return. The majority of the investment strategies have significant amounts allocated to equities, with the intention that this will result in the ongoing cost to the group of the post employment plans being lower over the long-term, within acceptable boundaries of risk. Significant amounts are invested in bonds in order to provide a natural hedge against movements in the liabilities of the plans. At 30 June 2020, approximately 82% and 90% (2019 – 56% and 78%) of the UK Scheme’s liabilities measured on the Trustee's funding basis were hedged against future movements in gilt based interest rates and RPI inflation, respectively, through the combined effect of bonds and swaps. At 30 June 2020, approximately 48% and 70% (2019 – 44% and 71%) of the Irish Scheme’s liabilities measured on the Trustee's funding basis were hedged against future movements in euro government bond based interest rates and euro inflation, respectively, through the combined effect of bonds and swaps.

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

Financial statements (continued)

An analysis of the fair value of the plan assets is as follows:

	2020				2019
	United Kingdom £ million	Ireland £ million	United States and other £ million	Total £ million	United Kingdom £ million	Ireland £ million	United States and other £ million	Total £ million
Equities
Quoted	1	315	255	571	19	294	248	561
Unquoted and private equity	501	1	21	523	504	—	21	525
Bonds
Fixed-interest government	114	124	50	288	123	129	46	298
Inflation-linked government	—	247	—	247	—	262	—	262
Investment grade corporate	507	306	467	1,280	404	337	421	1,162
Non-investment grade	137	77	17	231	163	74	15	252
Loan securities	1,697	328	—	2,025	1,362	331	—	1,693
Repurchase agreements	4,809	—	—	4,809	4,629	—	—	4,629
Liability driven investment (LDI)	222	64	—	286	185	40	—	225
Property - unquoted(i)	620	85	1	706	744	84	1	829
Hedge funds	92	134	4	230	75	135	—	210
Interest rate and inflation swaps	(1,048)	66	—	(982)	(1,048)	30	—	(1,018)
Cash and other	44	63	101	208	(45)	31	99	85
Total bid value of assets	7,696	1,810	916	10,422	7,115	1,747	851	9,713

(1)
The asset classes include some cash holdings that are temporary. This cash is likely to be invested imminently and so has been included in the asset class where it is anticipated to be invested in the long-term.

(i) At 30 June 2020, the fair value of property assets of £331 million were subject to “material valuation uncertainty”. The external valuers have confirmed, the inclusion of the “material valuation uncertainty” declaration does not mean that valuations cannot be relied upon but instead in the current extraordinary circumstances less certainty can be attached to valuations than would otherwise be the case. The group considers the value to be materially accurate on the basis that any short term impact of Covid-19 would not be reflective of the value of these long-term investments.

Total cash contributions by the group to all post employment plans in the year ending 30 June 2021 are estimated to be approximately £140 million.

(d) Deficit funding arrangements

UK plans

In the year ended 30 June 2011 the group established a Pension Funding Partnership (PFP) in respect of the UK Scheme. Whisky inventory was transferred into the partnership but the group retains control over the partnership which at 30 June 2020 held inventory with a book value of £586 million (2019 – £661 million). The partnership is fully consolidated in the group financial statements. The UK Scheme has a limited interest in the partnership and, as a partner, is entitled to a distribution from the profits of the partnership. Following the finalisation of the trustee valuation at 1 April 2018 the PFP was amended and the contribution to the DPS in the year ended 30 June 2020 was £11 million (2019 – £25 million). The last payment is expected to be in 2030.

In 2030 the group will be required, dependent upon the funding position of the UK Scheme at that time, to pay an amount not greater than the actuarial deficit at that time, up to a maximum of £430 million in cash, to purchase the UK Scheme’s interest in the partnership. If the UK Scheme is in surplus at an actuarial triennial valuation excluding the value of the PFP, then the group can exit the PFP with the agreement of the trustees.

Financial statements (continued)

Irish plans

The group has agreed a deficit funding arrangement with the trustees of the Irish Scheme under which it contributes to the Irish Scheme €23 million (£21 million) per annum until the year ending 30 June 2028. The agreement also provides for additional cash contributions into escrow of up to €135 million (£124 million) if the deficit is not reduced at each triennial valuation to agreed limits up to 2027. As part of this funding plan, Diageo has also granted to the Irish Scheme a contingent asset comprising mortgages over certain land and buildings and fixed and floating charges over certain receivables of the group up to a value of €200 million (£183 million). As a result of the actuarial triennial valuation as of 31 December 2015, the group made additional cash contributions of €9 million (£8 million) (2019 - €9 million; 2018 - €9 million). The 31 December 2018 triennial actuarial valuation did not result in any additional funding requirement.

(e) Timing of benefit payments

The following table provides information on the timing of the benefit payments and the average duration of the defined benefit obligations and the distribution of the timing of benefit payments:

	United Kingdom		Ireland		United States
	2020 £ million	2019 £ million	2020 £ million	2019 £ million	2020 £ million	2019 £ million
Maturity analysis of benefits expected to be paid
Within one year	346	395	76	75	56	63
Between 1 to 5 years	1,202	1,197	364	367	202	202
Between 6 to 15 years	2,556	2,663	691	723	357	359
Between 16 to 25 years	2,083	2,078	627	657	196	207
Beyond 25 years	2,648	2,909	918	1,008	173	185
Total	8,835	9,242	2,676	2,830	984	1,016
	years	years	years	years	years	years
Average duration of the defined benefit obligation	18	17	18	18	11	10

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

Financial statements (continued)

14. Working capital

Accounting policies

Inventories are stated at the lower of cost and net realisable value. Cost includes raw materials, direct labour and expenses, an appropriate proportion of production and other overheads, but not borrowing costs. Cost is calculated at the weighted average cost incurred in acquiring inventories. Maturing inventories and raw materials which are retained for more than one year are classified as current assets, as they are expected to be realised in the normal operating cycle.

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

Trade and other payables are initially recognised at fair value including transaction costs and subsequently carried at amortised costs. Contingent consideration recognised in business combinations are subsequently measured at fair value through income statement. The group evaluates supplier arrangements against a number of indicators to assess if the liability has the characteristics of a trade payable or should be classified as borrowings. These indicators include whether payment terms are similar to customary payment terms.

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

(a) Inventories

	2020 £ million	2019 £ million
Raw materials and consumables	363	338
Work in progress	48	46
Maturing inventories	4,562	4,334
Finished goods and goods for resale	799	754
	5,772	5,472

Maturing inventories include whisk(e)y, rum, tequila and Chinese white spirits. The following amounts of inventories are expected to be utilised after more than one year:

	2020 £ million	2019 £ million
Raw materials and consumables	18	14
Maturing inventories	3,740	3,434
	3,758	3,448

Inventories are disclosed net of provisions for obsolescence, an analysis of which is as follows:

	2020 £ million	2019 £ million	2018 £ million
Balance at beginning of the year	63	71	88
Exchange differences	—	—	(2)
Income statement charge/(release)(i)	47	(3)	—
Utilised	(12)	(5)	(15)
	98	63	71

(i) Income statement charge in the year ended 30 June 2020 comprise £23 million exceptional charge due to Covid-19.

Financial statements (continued)

(b) Trade and other receivables

	2020		2019
	Current assets £ million	Non-current assets £ million	Current assets £ million	Non-current assets £ million
Trade receivables	1,498	—	2,173	—
Interest receivable	29	—	25	—
VAT recoverable and other prepaid taxes	192	13	132	14
Other receivables	210	31	141	31
Prepayments	157	2	202	8
Accrued income	25	—	21	—
	2,111	46	2,694	53

At 30 June 2020, approximately 16%, 28% and 14% of the group’s trade receivables of £1,498 million are due from counterparties based in the United Kingdom, the United States and India, respectively. Accrued income primarily represents amounts receivable from customers in respect of performance obligations satisfied but not yet invoiced.

The aged analysis of trade receivables, net of expected credit loss allowance, is as follows:

	2020 £ million	2019 £ million
Not overdue	1,379	2,083
Overdue 1 – 30 days	5	27
Overdue 31 – 60 days	23	21
Overdue 61 – 90 days	39	13
Overdue 91 – 180 days	39	15
Overdue more than 180 days	13	14
	1,498	2,173

Trade and other receivables are disclosed net of expected credit loss allowance for doubtful debts, an analysis of which is as follows:

	2020 £ million	2019 £ million	2018 £ million
Balance at beginning of the year	113	97	129
Exchange differences	(3)	3	(4)
Income statement charge	55	23	18
Written off	(5)	(10)	(46)
	160	113	97

Due to the global financial uncertainty arising from the Covid-19 pandemic, management has considered the elevated credit risk on trade and other receivables. In addition, certain balances (where there was an objective evidence of credit impairment) have been provided for on an individual basis. This has resulted in a charge of £55 million for impairment provisions recognised in the income statement, out of which £29 million expected credit loss allowance is directly in relation to the current difficult trading environment.

Financial statements (continued)

(c) Trade and other payables

	2020		2019
	Current liabilities £ million	Non-current liabilities £ million	Current liabilities £ million	Non-current liabilities £ million
Trade payables	1,333	—	1,694	—
Interest payable	152	—	127	—
Tax and social security excluding income tax	698	—	640	—
Other payables	420	175	565	222
Accruals	971	—	1,097	—
Deferred income	79	—	56	—
Dividend payable to non-controlling interests	30	—	23	—
	3,683	175	4,202	222

Interest payable at 30 June 2020 includes interest on non-derivative financial instruments of £148 million (2019 – £124 million). Deferred income represents amounts paid by customers in respect of performance obligations not yet satisfied. Non-current liabilities include £110 million (2019 - £153 million) in respect of the net present value of contingent consideration in respect of the acquisition of Casamigos.

The amount of contract liabilities recognised as revenue in the current year is £56 million (2019 – £37 million).

Together with the group’s partner banks supply chain financing (SCF) facilities are provided to our suppliers in certain countries. These arrangements enable suppliers to receive funding earlier than the invoice due date at their discretion and at their own cost. The group settles trade payables in accordance with agreed payment terms with the supplier. At 30 June 2020 the amount that has been subject to SCF and accounted for as trade payables was £309 million (2019 – £371 million).

(d) Provisions

	Thalidomide £ million	Other £ million	Total £ million
At 30 June 2019	209	207	416
Exchange differences	—	(3)	(3)
Provisions charged during the year	—	120	120
Provisions utilised during the year	(17)	(20)	(37)
Transfers to other payables	—	(27)	(27)
Unwinding of discounts	7	—	7
At 30 June 2020	199	277	476
Current liabilities	17	166	183
Non-current liabilities	182	111	293
	199	277	476

(a) Provisions have been established in respect of the discounted value of the group’s commitment to the UK and Australian Thalidomide Trusts. These provisions will be utilised over the period of the commitments up to 2037.

(b) The largest item in other provisions at 30 June 2020 is £81 million in respect of "Raising the Bar" programme. In June 2020 Diageo launched this two years global programme to support pubs and bars to welcome customers back and recover following the Covid-19 pandemic.

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

Other financial liabilities are carried at amortised cost unless they are part of a fair value hedge relationship. The difference between the initial carrying amount of the financial liabilities and their redemption value is recognised in the income statement over the contractual terms using the effective interest rate method. The Zacapa related financial liabilities are recognised at fair value.

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

Cash flow hedges are used to hedge the foreign currency risk of highly probable future foreign currency cash flows, the commodity price risk of highly probable future transactions, as well as the cash flow risk from changes in exchange or interest rates. The effective portion of the gain or loss on the hedges is recognised in other comprehensive income, while any ineffective part is recognised in the income statement. Amounts recorded in other comprehensive income are recycled to the income statement in the same period in which the underlying foreign currency, commodity exposure or interest exposure affects the income statement.

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

Treasury operations are conducted within a framework of Board-approved policies and guidelines, which are recommended and monitored by the finance committee, chaired by the Chief Financial Officer. The policies and guidelines include benchmark exposure and/or hedge cover levels for key areas of treasury risk which are periodically reviewed by the Board following, for example, significant business, strategic or accounting changes. The framework provides for limited defined levels of flexibility in execution to allow for the optimal application of the Board-approved strategies. Transactions arising from the application of this flexibility are carried at fair value, gains or losses are taken to the income statement as they arise and are separately monitored on a daily basis using Value at Risk analysis. In the years ended 30 June 2020 and 30 June 2019 gains and losses on these transactions were not material. The group does not use derivatives for speculative purposes. All transactions in derivative financial instruments are initially undertaken to manage the risks arising from underlying business activities.

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

(a) Currency risk

The group presents its consolidated financial statements in sterling and conducts business in many currencies. As a result, it is subject to foreign currency risk due to exchange rate movements, which will affect the group’s transactions and the translation of the results and underlying net assets of its operations. To manage the currency risk the group uses certain financial instruments. Where hedge accounting is applied, hedges are documented and tested for effectiveness on an ongoing basis. The impact of the Covid-19 pandemic on the group's cash flow hedges has been considered to determine if the hedged forecast cash flows remain ‘highly probable’, in relation to forecasted sales transactions on the net US dollar exposure of the group and other hedged currency pairs. In making this assessment, the potential financial impact of the Covid-19 pandemic has been modelled in group's cash flow projections and stress tested. For the year ended 30 June 2020, no material ineffectiveness was recognized based on the group’s assessment, however if there was a reduction in foreign currency forecast transactions, any potential ineffectiveness would be recognized in the consolidated income statement.

Hedge of net investment in foreign operations

The group hedges a certain portion of its exposure to fluctuations in the sterling value of its foreign operations by designating borrowings held in foreign currencies and using foreign currency spots, forwards, swaps and other financial derivatives. For the year ended 30 June 2020 the group’s guidance was to maintain total net investment Value at Risk to total Net Asset value below 20%, where Value at Risk is defined as the maximum amount of loss over a one-year period with a 95% probability confidence level.

At 30 June 2020 foreign currency borrowings designated in net investment hedge relationships amounted to £9,127 million (2019 - £4,001 million, including financial derivatives).

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

Financial statements (continued)

(b) Interest rate risk

The group has an exposure to interest rate risk, arising principally on changes in US dollar, euro and sterling interest rates. To manage interest rate risk, the group manages its proportion of fixed to floating rate borrowings within limits approved by the Board, primarily through issuing fixed and floating rate borrowings and commercial paper, and by utilising interest rate swaps. These practices aim to minimise the group’s net finance charges with acceptable year-on-year volatility. To facilitate operational efficiency and effective hedge accounting, for the year ended 30 June 2020 the group’s policy was to maintain fixed rate borrowings within a band of 40% to 60% of forecasted net borrowings. In September 2019 the Board approved to temporarily amend the approved 40% - 60% fixed debt band to 40% - 70% for a period of 15 months until 31 December 2020. For these calculations, net borrowings exclude interest rate related fair value adjustments. The majority of the group’s existing interest rate derivatives are designated as hedges and are expected to be effective. Fair value of these derivatives is recognised in the income statement, along with any changes in the relevant fair value of the underlying hedged asset or liability. The group's net borrowings interest rate profile as at 30 June 2020 and 2019 is as follows:

	2020		2019 (reclassification)
	£ million	%	£ million	%
Fixed rate	9,213	70	6,181	55
Floating rate(i)	3,746	28	5,071	45
Impact of financial derivatives and fair value adjustments	(183)	(1)	(103)	(1)
Lease liabilities(ii)	470	3	128	1
Net borrowings	13,246	100	11,277	100

(i)	The floating rate portion of net borrowings includes cash and cash equivalents, collaterals, floating rate loans and bonds and bank overdrafts.

(ii)
At 30 June 2019 the group reported lease liabilities of £128 million in respect of leases that met the criteria of ‘finance leases’ under IAS 17 - Leases,  in the floating rate categorisation. As at 30 June 2020 Lease liabilities are disclosed separately.

The table below sets out the average monthly net borrowings and effective interest rate:

Average monthly net borrowings			Effective interest rate
2020 £ million	2019 £ million	2018 £ million	2020%	2019%	2018%
12,708	10,393	9,063	2.6	2.4	2.6

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

(d) Market risk sensitivity analysis

The group uses a sensitivity analysis that estimates the impacts on the consolidated income statement and other comprehensive income of either an instantaneous increase or decrease of 0.5% in market interest rates or a 10% strengthening or weakening in sterling against all other currencies, from the rates applicable at 30 June 2020 and 30 June 2019, for each class of financial instruments with all other variables remaining constant. The sensitivity analysis excludes the impact of market risks on the net post employment benefit liabilities and assets, and corporate tax payable. This analysis is for illustrative purposes only, as in practice interest and foreign exchange rates rarely change in isolation.

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

	Impact on income statement gain/(loss)		Impact on consolidated comprehensive income gain/(loss)(i) (ii)
		2019		2019
	2020	(restated(iii))	2020	(restated(iii))
	£ million	£ million	£ million	£ million
0.5% decrease in interest rates	19	27	45	40
0.5% increase in interest rates	(19)	(27)	(43)	(39)
10% weakening of sterling	(26)	(17)	(1,384)	(1,001)
10% strengthening of sterling	22	14	1,132	805

(i)	The impact on foreign currency borrowings and derivatives in net investment hedges is largely offset by the foreign exchange difference arising on the translation of net investments.

(ii)	The impact on the consolidated statement of comprehensive income includes the impact on the income statement.

(iii)	The year ended 30 June 2019 has been restated to reflect the increase or decrease of 0.5% in market interest rates from the rates applicable at 30 June 2019.

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

The carrying amount of financial assets of £5,989 million (2019 - £3,950 million) represents the group’s exposure to credit risk at the balance sheet date as disclosed in section (i), excluding the impact of any collateral held or other credit enhancements. A financial asset is in default when the counterparty fails to pay its contractual obligations. Financial assets are written off when there is no reasonable expectation of recovery.

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

When derivative transactions are undertaken with bank counterparties, the group may, where appropriate, enter into certain agreements with such bank counterparties whereby the parties agree to post cash collateral for the benefit of the other if the net valuations of the derivatives are above a predetermined threshold. At 30 June 2020, the collateral held under these agreements amounted to $221 million (£180 million) (2019 – $152 million (£120 million)).

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

Contractual cash flows

	Due within 1 year £ million	Due between 1 and 3 years £ million	Due between 3 and 5 years £ million	Due after 5 years £ million	Total £ million	Carrying amount at balance sheet date £ million
2020
Borrowings(i)	(1,994)	(2,980)	(3,080)	(8,615)	(16,669)	(16,785)
Interest on borrowings(i)(iii)	(466)	(669)	(541)	(1,741)	(3,417)	(148)
Lease capital repayments	(106)	(135)	(71)	(158)	(470)	(470)
Lease future interest payments	(9)	(13)	(9)	(31)	(62)	—
Trade and other financial liabilities(ii)	(2,833)	(127)	(48)	(35)	(3,043)	(3,006)
Non-derivative financial liabilities	(5,408)	(3,924)	(3,749)	(10,580)	(23,661)	(20,409)
Cross currency swaps (gross)
Receivable	65	902	89	1,506	2,562	—
Payable	(41)	(824)	(56)	(1,014)	(1,935)	—
Other derivative instruments (net)	21	89	45	19	174	—
Derivative instruments(iii)	45	167	78	511	801	610
2019
Borrowings(i)	(1,957)	(2,942)	(2,845)	(4,748)	(12,492)	(12,555)
Interest on borrowings(i)(iii)	(363)	(489)	(368)	(1,362)	(2,582)	(124)
Finance lease capital repayments(iv)	(43)	(43)	(33)	(9)	(128)	(128)
Finance lease future interest payments(iv)	(5)	(7)	(3)	—	(15)	—
Trade and other financial liabilities(ii)	(3,305)	(233)	(3)	(11)	(3,552)	(3,524)
Non-derivative financial liabilities	(5,673)	(3,714)	(3,252)	(6,130)	(18,769)	(16,331)
Cross currency swaps (gross)
Receivable	63	125	854	1,503	2,545	—
Payable	(41)	(82)	(811)	(1,042)	(1,976)	—
Other derivative instruments (net)	70	27	30	18	145	—
Derivative instruments(iii)	92	70	73	479	714	400

(i)	For the purpose of these tables above, borrowings are defined as gross borrowings excluding lease liabilities and fair value of derivative instruments as disclosed in note 16.

(ii)	Primarily consists of trade and other payables that meet the definition of financial liabilities under IAS 32.

(iii)	Carrying amount of interest on borrowings, interest on derivatives and interest on other payable is included within interest payable in note 14.

(iv)	For the year ended 30 June 2019 lease liabilities only include liabilities that met the criteria of 'finance leases' under IAS 17 - Leases.

Financial statements (continued)

The group had available undrawn committed bank facilities as follows:

	2020 £ million	2019 £ million
Expiring within one year(i)	2,439	—
Expiring between one and two years	610	—
Expiring after two years	2,236	2,756
	5,285	2,756
(i)    Diageo has the rights to extend £813 million of the committed facilities expiring within one year to May 2022.

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

Other financial liabilities include a put option, which does not have an expiry date, held by Industrias Licoreras de Guatemala (ILG) to sell the remaining 50% equity stake in Rum Creations & Products Inc, the owner of the Zacapa rum brand, to Diageo. The liability is fair valued and as at 30 June 2020 an amount of £167 million (30 June 2019 - £174 million) is recognised as a liability with changes in fair value of the put option included in retained earnings. As the valuation of this option uses assumptions not observable in the market, it is categorised as level 3 in the hierarchy. As at 30 June 2020 because it is unknown when or if ILG will exercise the option the liability is measured as if the exercise date is on the last day of the next financial year considering forecast future performance.

Included in other financial liabilities, the contingent consideration on acquisition of businesses represents the present value of payments up to £283 million linked to certain performance targets which are expected to be paid over the next 10 years.

Financial statements (continued)

The group’s financial assets and liabilities measured at fair value are categorised as follows:

	2020 £ million	2019 £ million
Derivative assets	758	531
Derivative liabilities	(145)	(129)
Valuation techniques based on observable market input (Level 2)	613	402
Financial assets - other	116	86
Financial liabilities - other	(416)	(401)
Valuation techniques based on unobservable market input (Level 3)	(300)	(315)

In the year ended 30 June 2020, the increase in financial assets - other of £30 million is principally due to additions. In the year ended 30 June 2019, the decrease in financial assets - other of £3 million was mainly due to additions offset by advances promised to associates recognised only when targets are achieved.

The movements in level 3 instruments, measured on a recurring basis, are as follows:

	Zacapa financial liability	Contingent consideration recognised on acquisition of businesses(i)	Zacapa financial liability	Contingent consideration recognised on acquisition of businesses
	2020	2020	2019	2019
	£ million	£ million	£ million	£ million
At the beginning of the year	(174)	(227)	(164)	(188)
Net losses included in the income statement	(6)	(24)	(8)	(25)
Net losses included in exchange in other comprehensive income	(5)	(5)	(8)	(8)
Net gains/(losses) included in retained earnings	9	—	(3)	—
Additions	—	(42)	—	(15)
Settlement of liabilities	9	49	9	9
At the end of the year	(167)	(249)	(174)	(227)
(i) Included in the balance at 30 June 2020 is £173 million in respect of the acquisition of Casamigos (2019 - £197 million).

There were no transfers between levels during the two years ended 30 June 2020 and 30 June 2019.

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

Financial statements (continued)

The notional amounts, contractual maturities and rates of the hedging instruments designated in hedging relationships as of 30 June 2020 by the main risk categories are as follows:

	Notional amounts £ million	Maturity	Range of hedged rates(i)
2020
Net investment hedges
Derivatives in net investment hedges of foreign operations	—	—	—
Cash flow hedges
Derivatives in cash flow hedge (foreign currency debt)	1,667	April 2023-April 2043	US dollar 1.22-1.88
Derivatives in cash flow hedge (foreign currency exchange risk)	1,428	September 2020-March 2022	US dollar 1.19-1.36, euro 1.06-1.18
Derivatives in cash flow hedge (commodity price risk)	133	July 2020 - February 2023	Corn: 3.45 - 4.04 USD/Bu Fuel Oil: 1.11 - 1.87 USD/gal
Fair value hedges
Derivatives in fair value hedge (interest rate risk)	6,092	July 2020-April 2030	(0.01)-4.83%
2019
Net investment hedges
Derivatives in net investment hedges of foreign operations	68	July 2019	Turkish lira 7.55
Cash flow hedges
Derivatives in cash flow hedge (foreign currency debt)	1,614	April 2023-April 2043	US dollar 1.22-1.88
Derivatives in cash flow hedge (foreign currency exchange risk)	1,599	September 2019-February 2021	US dollar 1.28-1.47, euro 1.08-1.15
Derivatives in cash flow hedge (commodity price risk)	97	July 2019-May 2021	Wheat 148.75-171 GBP/t, Aluminium 1971-2204 USD/MT
Fair value hedges
Derivatives in fair value hedge (interest rate risk)	4,063	May 2020-May 2028	(0.01)-3.09%
(i)    In case of derivatives in cash flow hedge (commodity price risk and foreign exchange risk) the range of the most significant contract’s hedged rates are presented.

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

In respect of cash flow hedging instruments, a gain of £173 million (2019 - £79 million gain; 2018 - £57 million loss) has been recognised in other comprehensive income due to changes in fair value. A loss of £42 million has been transferred out of other comprehensive income to other operating expenses and a gain of £75 million to other finance charges, respectively (2019 - a loss of £45 million and a gain of £82 million; 2018 - a gain of £7 million and a loss of £6 million) to offset the foreign exchange impact on the underlying transactions. A loss of £8 million (2019 - £nil, 2018 - £nil) has been transferred out of other comprehensive income to operating profit in relation to commodity hedges. The carrying amount of hedged items recognised in the statement of financial position in relation to hedges of cash flow risk arising from foreign currency debts equals the notional value of the hedging instruments at 30 June 2020 and are included within borrowings. The notional amount for cash flow hedges of foreign currency debt at 30 June 2020 was £1,667 million (2019 - £1,614 million).

For cash flow hedges of forecast transactions at 30 June 2020, based on year end interest and exchange rates, there is expected to be a loss to the income statement of £62 million in the year ending 30 June 2021 and a gain of £4 million in the year ending 30 June 2022.

For hedges, that are no longer applicable at 30 June 2020, a loss of £20 million (2019 - a loss of £20 million) in respect of hedges of foreign currency borrowings is reported in reserves. There was no significant ineffectiveness on net investment and cash flow hedges during the year ended 30 June 2020.

The carrying amount of hedged items recognised in the statement of financial position in relation to fair value hedges £6,092 million (2019 -  £4,063 million) equals the notional value of the hedging instruments at 30 June 2020 and are included within borrowings.

For fair value hedges, that are no longer applicable, the accumulated fair value changes shown on the statement of financial position at 30 June 2020 was £13 million (2019 - £21 million).

Financial statements (continued)

The following table sets out information regarding the effectiveness of hedging relationships designated by the Group, as well as the impacts on profit or loss and other comprehensive income:

	At the beginning of the year £ million	Income statement £ million	Consolidated comprehensive income £ million	Other £ million	At the end of the year £ million
2020
Net investment hedges
Derivatives in net investment hedges of foreign operations	(1)	—	(1)	2	—
Cash flow hedges
Derivatives in cash flow hedge (foreign currency debt)	271	75	146	(23)	469
Derivatives in cash flow hedge (foreign currency exchange risk)	(57)	(47)	(1)	47	(58)
Derivatives in cash flow hedge (commodity price risk)	(9)	(8)	(3)	11	(9)
Fair value hedges
Derivatives in fair value hedge (interest rate risk)	104	85	—	—	189
Fair value hedge hedged item	(103)	(86)	—	—	(189)
Instruments in fair value hedge relationship	1	(1)	—	—	—
2019
Net investment hedges
Derivatives in net investment hedges of foreign operations	(3)	—	(25)	27	(1)
Cash flow hedges
Derivatives in cash flow hedge (foreign currency debt)	112	82	98	(21)	271
Derivatives in cash flow hedge (foreign currency exchange risk)	(16)	(24)	(41)	24	(57)
Derivatives in cash flow hedge (commodity price risk)	—	—	(9)	—	(9)
Fair value hedges
Derivatives in fair value hedge (interest rate risk)	(15)	119	—	—	104
Fair value hedge hedged item	17	(120)	—	—	(103)
Instruments in fair value hedge relationship	2	(1)	—	—	1

Financial statements (continued)

(i) Reconciliation of financial instruments

The table below sets out the group’s accounting classification of each class of financial assets and liabilities:

	Fair value through income statement £ million	Fair value through other comprehensive income £ million	Assets and liabilities at amortised cost £ million	Not categorised as a financial instrument £ million	Total £ million	Current £ million	Non-current £ million
2020
Other investments and loans(i)	96	20	5	2	123	—	123
Trade and other receivables	—	—	1,784	373	2,157	2,111	46
Cash and cash equivalents	—	—	3,323	—	3,323	3,323	—
Derivatives in fair value hedge (interest rate risk)	189	—	—	—	189	—	189
Derivatives in cash flow hedge (foreign currency debt)	469	—	—	—	469	—	469
Derivatives in cash flow hedge (foreign currency exchange risk)	8	—	—	—	8	1	7
Derivatives in cash flow hedge (commodity price risk)	1	—	—	—	1	1	—
Other instruments	91	—	—	—	91	73	18
Leases	—	—	3	—	3	—	3
Total other financial assets	758	—	3	—	761	75	686
Total financial assets	854	20	5,115	375	6,364	5,509	855
Borrowings(ii)	—	—	(16,785)	—	(16,785)	(1,995)	(14,790)
Trade and other payables	(249)	—	(2,742)	(867)	(3,858)	(3,683)	(175)
Derivatives in cash flow hedge (foreign currency exchange risk)	(66)	—	—	—	(66)	(52)	(14)
Derivatives in cash flow hedge (commodity price risk)	(10)	—	—	—	(10)	(9)	(1)
Other instruments	(236)	—	—	—	(236)	(222)	(14)
Leases	—	—	(470)	—	(470)	(106)	(364)
Total other financial liabilities	(312)	—	(470)	—	(782)	(389)	(393)
Total financial liabilities	(561)	—	(19,997)	(867)	(21,425)	(6,067)	(15,358)
Total net financial assets/(liabilities)	293	20	(14,882)	(492)	(15,061)	(558)	(14,503)
2019
Other investments and loans(i)	67	19	16	2	104	—	104
Trade and other receivables	—	—	2,385	362	2,747	2,694	53
Cash and cash equivalents	—	—	932	—	932	932	—
Derivatives in fair value hedge (interest rate risk)	104	—	—	—	104	2	102
Derivatives in cash flow hedge (foreign currency debt)	283	—	—	—	283	—	283
Derivatives in cash flow hedge (foreign currency exchange risk)	1	—	—	—	1	1	—
Other instruments at fair value	143	—	—	—	143	124	19
Total other financial assets	531	—	—	—	531	127	404
Total financial assets	598	19	3,333	364	4,314	3,753	561
Borrowings(ii)	—	—	(12,555)	—	(12,555)	(1,959)	(10,596)
Trade and other payables	(227)	—	(3,251)	(946)	(4,424)	(4,202)	(222)
Derivatives in cash flow hedge (foreign currency debt)	(12)	—	—	—	(12)	—	(12)
Derivatives in cash flow hedge (foreign currency exchange risk)	(58)	—	—	—	(58)	(41)	(17)
Derivatives in cash flow hedge (commodity price risk)	(9)	—	—	—	(9)	(9)	—
Derivatives in net investment hedge	(1)	—	—	—	(1)	(1)	—
Other instruments	(223)	—	(26)	—	(249)	(239)	(10)
Finance leases(iii)	—	—	(128)	—	(128)	(43)	(85)
Total other financial liabilities	(303)	—	(154)	—	(457)	(333)	(124)
Total financial liabilities	(530)	—	(15,960)	(946)	(17,436)	(6,494)	(10,942)
Total net financial liabilities	68	19	(12,627)	(582)	(13,122)	(2,741)	(10,381)

(i)	Other investments and loans are including those in respect of associates.

(ii)	Borrowings are defined as gross borrowings excluding lease liabilities and the fair value of derivative instruments.

(iii)	In the year ended 30 June 2019 lease liabilities only include liabilities that met the criteria of 'finance leases' under IAS 17 - Leases.

At 30 June 2020 and 30 June 2019, the carrying values of cash and cash equivalents, other financial assets and liabilities approximate to fair values. At 30 June 2020 the fair value of borrowings, based on unadjusted quoted market data, was £18,175 million (2019 – £13,240 million).

Financial statements (continued)

(j) Capital management

The group’s management is committed to enhancing shareholder value in the long-term, both by investing in the business and brands so as to deliver continued improvement in the return from those investments and by managing the capital structure. Diageo manages its capital structure to achieve capital efficiency, provide flexibility to invest through the economic cycle and give efficient access to debt markets at attractive cost levels. This is achieved by targeting an adjusted net borrowings (net borrowings aggregated with post employment benefit liabilities) to adjusted EBITDA leverage of 2.5 – 3.0 times, this range for Diageo being currently broadly consistent with an A band credit rating. Diageo would consider operating outside of this range in order to effect strategic initiatives within its stated goals, which could have an impact on its rating. If Diageo’s leverage was to be negatively impacted by the financing of an acquisition, it would seek over time to return to the range of 2.5 – 3.0 times. The group regularly assesses its debt and equity capital levels against its stated policy for capital structure. As at 30 June 2020 the adjusted net borrowings (£13,995 million) to adjusted EBITDA ratio was 3.3 times. For this calculation net borrowings are adjusted by post employment benefit liabilities before tax (£749 million) whilst adjusted EBITDA (£4,270 million) comprises operating profit excluding exceptional operating items and depreciation, amortisation and impairment and includes share of after tax results of associates and joint ventures.

16. Net borrowings

Accounting policies

Borrowings are initially recognised at fair value net of transaction costs and are subsequently reported at amortised cost. Certain bonds are designated in fair value hedge relationship. In these cases, the amortised cost is adjusted for the fair value of the risk being hedged, with changes in value recognised in the income statement. The fair value adjustment is calculated using a discounted cash flow technique based on unadjusted market data.

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

Net borrowings are defined as gross borrowings (short-term borrowings and long-term borrowings plus lease liabilities plus interest rate hedging instruments, cross currency interest rate swaps and funding foreign currency forwards and swaps used to manage borrowings) less cash and cash equivalents.

As a result of the adoption of IFRS 16 on 1 July 2019, net borrowings include leases previously classified as operating leases under IAS 17. Comparative information has not been restated.

Financial statements (continued)

	2020 £ million	2019 £ million
Bank overdrafts	170	211
Commercial paper	—	649
Bank and other loans	367	190
Credit support obligations	180	120
US$ 500 million floating bonds due 2020	—	394
US$ 500 million 3% bonds due 2020	—	393
€ 775 million 0% bonds due 2020	711	—
US$ 696 million 4.828% bonds due 2020	566	—
Fair value adjustment to borrowings	1	2
Borrowings due within one year	1,995	1,959
€ 775 million 0% bonds due 2020	—	691
US$ 696 million 4.828% bonds due 2020	—	538
€ 900 million 0.25% bonds due 2021	825	802
US$ 1,000 million 2.875% bonds due 2022(i)	812	785
US$ 300 million 8% bonds due 2022(i)	243	235
US$ 1,350 million 2.625% bonds due 2023	1,096	1,060
€ 600 million 0.125% bonds due 2023	548	533
US$ 500 million 3.5% bonds due 2023	405	393
US$ 600 million 2.125% bonds due 2024	487	—
€ 500 million 1.75% bonds due 2024	456	444
€ 500 million 0.5% bonds due 2024	456	443
US$ 750 million 1.375% bonds due 2025	606	—
€ 600 million 1% bonds due 2025	546	531
€ 850 million 2.375% bonds due 2026	776	755
£ 500 million 1.75% bonds due 2026	496	496
€ 750 million 1.875% bonds due 2027	683	—
€ 500 million 1.5% bonds due 2027	457	445
US$ 500 million 3.875% bonds due 2028	404	391
US$ 1,000 million 2.375% bonds due 2029	804	—
£ 300 million 2.875% bonds due 2029	298	—
US$ 1,000 million 2% bonds due 2030	807	—
€ 1,000 million 2.5% bonds due 2032	911	—
US$ 750 million 2.125% bonds due 2032	603	—
US$ 400 million 7.45% bonds due 2035(i)	325	315
US$ 600 million 5.875% bonds due 2036	483	468
US$ 500 million 4.25% bonds due 2042(i)	402	389
US$ 500 million 3.875% bonds due 2043	400	387
Bank and other loans	260	373
Fair value adjustment to borrowings	201	122
Borrowings due after one year	14,790	10,596
Total borrowings before derivative financial instruments	16,785	12,555
Fair value of cross currency interest rate swaps	(469)	(271)
Fair value of foreign exchange swaps and forwards	(28)	(99)
Fair value of interest rate hedging instruments	(189)	(104)
Lease liabilities(ii)	470	128
Gross borrowings	16,569	12,209
Less: Cash and cash equivalents	(3,323)	(932)
Net borrowings	13,246	11,277

(i)	SEC-registered debt issued on an unsecured basis by Diageo Investment Corporation, a 100% owned finance subsidiary of Diageo plc.

(ii)	In the year ended 30 June 2019 lease liabilities only includes leases that were classified as finance leases under IAS 17 - Leases.
(1) The interest rates shown are those contracted on the underlying borrowings before taking into account any interest rate hedges (see note 15).
(2) Bonds are stated net of unamortised finance costs of £86 million (2019 – £63 million; 2018 – £60 million).
(3) Bonds are reported above at amortised cost with a fair value adjustment shown separately.
(4) All bonds, medium-term notes and commercial paper issued on an unsecured basis by the group’s 100% owned subsidiaries are fully and unconditionally guaranteed on an unsecured basis by Diageo plc.

Financial statements (continued)

Gross borrowings before derivative financial instruments are expected to mature as follows:

	2020 £ million	2019 £ million
Within one year	1,995	1,959
Between one and three years	3,013	2,940
Between three and five years	3,134	2,879
Beyond five years	8,643	4,777
	16,785	12,555

During the year the following bonds were issued and repaid:

	2020 £ million	2019 £ million	2018 £ million
Issued
€ denominated	1,594	2,270	1,136
£ denominated	298	496	—
US$ denominated	3,296	—	1,476
Repaid
€ denominated	—	(1,168)	—
US$ denominated	(820)	—	(1,571)
	4,368	1,598	1,041

(a) Reconciliation of movement in net borrowings

	2020 £ million	2019 £ million
At beginning of the year	11,277	9,091
Net increase in cash and cash equivalents before exchange	(2,552)	(54)
Net increase in bonds and other borrowings(i)	4,089	2,331
Change in net borrowings from cash flows	1,537	2,277
Exchange differences on net borrowings	95	22
Other non-cash items(ii)	86	(113)
Adoption of IFRS 16	251	—
Net borrowings at end of the year	13,246	11,277

(i)	In the year ended 30 June 2020, net increase in bonds and other borrowings excludes £6 million cash outflow in respect of derivatives designated in forward point hedges (2019 - £12 million).

(ii)
In the years ended 30 June 2020 other non-cash items are principally in respect of leases of £206 million entered into in the period partially offset by the fair value changes of cross currency interest rate swaps. In the year ended 30 June 2019 other non-cash items are principally in respect of changes in the fair value of borrowings.

Financial statements (continued)

(b) Analysis of net borrowings by currency

	2020		2019
	Cash and cash equivalents £ million	Gross borrowings(i) £ million	Cash and cash equivalents £ million	Gross borrowings(i) £ million
US dollar	2,649	(6,300)	88	525
Euro	57	(3,119)	70	(2,910)
Sterling	19	(6,233)	40	(9,308)
Indian rupee	13	(253)	23	(247)
Kenyan shilling	28	(351)	79	(223)
Hungarian forint	3	(239)	4	157
Mexican peso	16	(104)	16	(78)
South African rand	1	(23)	23	(35)
Chinese yuan	207	(1)	249	9
Other(ii)	330	54	340	(99)
Total	3,323	(16,569)	932	(12,209)

(i)	Includes foreign currency forwards and swaps and leases.

(ii)	Includes £100 million (Turkish lira) cash and cash equivalents in cash-pooling arrangements (2019 - £122 million (Turkish lira)).

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

Dividends are included in the financial statements in the year in which they are approved.

(a) Allotted and fully paid share capital – ordinary shares of 28 101⁄108 pence each

	Number of shares million	Nominal value £ million
At 30 June 2020	2,562	742
At 30 June 2019	2,601	753
At 30 June 2018	2,695	780

Financial statements (continued)

(b) Hedging and exchange reserve

	Hedging reserve £ million	Exchange reserve £ million	Total £ million
At 30 June 2017	(21)	(432)	(453)
Other comprehensive loss	(44)	(530)	(574)
Adoption of IFRS 9 by associate	(3)	—	(3)
At 30 June 2018	(68)	(962)	(1,030)
Other comprehensive income	31	181	212
At 30 June 2019	(37)	(781)	(818)
Other comprehensive income/(loss)	125	(241)	(116)
Transfers from other retained earnings	5	—	5
At 30 June 2020	93	(1,022)	(929)

£30 million surplus (2019 – £1 million surplus, 2018 – £9 million deficit) out of the hedging reserve represents the cost of hedging arising as a result of imperfections of foreign exchange markets in the form of foreign currency basis spreads.

(c) Own shares

Movements in own shares

	Number of shares million	Purchase consideration £ million
At 30 June 2017	241	2,176
Share trust arrangements	(1)	(9)
Shares purchased - employee share plans	2	66
Shares used to satisfy options	(4)	(89)
Shares purchased - share buyback programme	59	1,507
Shares cancelled	(59)	(1,507)
At 30 June 2018	238	2,144
Share trust arrangements	(1)	(14)
Shares used to satisfy options	(5)	(104)
Shares purchased - share buyback programme	95	2,775
Shares cancelled	(95)	(2,775)
At 30 June 2019	232	2,026
Share trust arrangements	(1)	(7)
Shares used to satisfy options	(4)	(83)
Shares purchased - share buyback programme	39	1,282
Shares cancelled	(39)	(1,282)
At 30 June 2020	227	1,936

Share trust arrangements

At 30 June 2020 the employee share trusts owned 2 million of ordinary shares in Diageo plc (the company) at a cost of £51 million and market value of £57 million (2019 – 3 million shares at a cost of £58 million, market value £92 million; 2018 – 4 million shares at a cost of £72 million, market value £106 million). Dividends receivable by the employee share trusts on the shares are waived and the trustee abstains from voting.

Purchase of own shares

Authorisation was given by shareholders on 19 September 2019 to purchase a maximum of 237,177,623 shares at a minimum price of 28 101/108 pence and a maximum price of higher of (a) 105% of the average of the middle market quotations for an ordinary share for the five preceding business days and (b) the higher of the price of the last independent trade and the highest current independent bid on the London Stock Exchange at the time the purchase is carried out. The programme expires at the conclusion of the next Annual General Meeting or on 18 December 2020 if earlier.

Financial statements (continued)

During the year ended 30 June 2019 the company purchased call options over 4 million shares at a cost of £14 million to hedge employee share awards and share option grants. These are three-year call options, denominated in sterling. During the year ended 30 June 2018, as part of the employee share schemes, the company purchased 2.5 million ordinary shares, nominal value of £1 million, representing approximately 0.1% of the issued ordinary share capital (excluding treasury shares).

On 25 July 2019, the Board approved a return of capital programme with up to £4.5 billion to be returned to shareholders over the three-year period to 30 June 2022. Under the first phase of the programme, which ended on 31 January 2020, the group returned £1.25 billion via share buybacks.

During the year ended 30 June 2020 the group purchased approximately 39 million ordinary shares (2019 – 94.7 million, 2018 – 58.9 million), representing approximately 1.5% of the issued ordinary share capital (2019 – 3.5%, 2018 – 2.1%) at an average price of £32.43 per share, and an aggregate cost of £1,282 million (including £7 million of transaction costs) (2019 – £29.24 per share, and an aggregate cost of £2,775 million, including £6 million of transaction costs, 2018 – £25.43 per share, and an aggregate cost of £1,507 million, including £9 million of transaction costs) under the share buyback programme. This amount includes the aggregate consideration of £26 million (including £17 million settlement payments for the purchases made in the year ended 30 June 2019 and 30 June 2020) in relation to the prior year programme, which was completed on 10 July 2019 resulting in the repurchase of £0.3 million shares in the year ended 30 June 2020. The shares purchased under the share buyback programmes were cancelled.
At 30 June 2020 the leverage ratio, calculated as adjusted net borrowings to adjusted EBITDA, was 3.3x and the group anticipates leverage to be above the target range of 2.5-3.0x through the year ending 30 June 2021. The company has paused the return of capital programme until leverage is back within the target range.

The monthly breakdown of all shares purchased and the average price paid per share (excluding expenses) for the year ended 30 June 2020 were as follows:

Period	Number of shares purchased under share buyback programme	Total number of shares purchased	Average price paid pence	Authorised purchases unutilised at month end
July 2019	270,502	270,502	3373	162,912,211
August 2019	5,945,767	5,945,767	3422	156,966,444
1-19 September 2019	5,662,939	5,662,939	3514	151,303,505
20-30 September 2019	2,549,669	2,549,669	3249	234,627,954
October 2019	9,959,084	9,959,084	3220	224,668,870
November 2019	3,837,551	3,837,551	3099	220,831,319
December 2019	6,597,406	6,597,406	3100	214,233,913
January 2020	4,176,677	4,176,677	3165	210,057,236
Total	38,999,595	38,999,595	3243	210,057,236

In April 2020, the Directors became aware that certain share buybacks and certain transactions related to the company’s employee share schemes with or for the benefit of the company’s employee benefit and share ownership trusts undertaken between 10 May 2019 and 9 August 2019, amounting to approximately £320 million (‘the affected transactions’), were undertaken contrary to the applicable provisions of the Companies Act 2006 as they were undertaken following utilisation in full of the company’s distributable reserves as set out in its balance sheet as at 30 June 2018. At the Annual General Meeting to be held on 28 September 2020, a resolution will be proposed which will appropriate an equivalent amount of distributable profits of the company to the payments made in respect of the affected transactions and will implement arrangements to put all potentially affected parties, so far as possible, in the position in which they were intended to be had the affected transactions been undertaken in accordance with the applicable provisions of the Companies Act 2006. This resolution and the arrangements that it implements will, if approved by shareholders, constitute a related party transaction under IAS 24 and under the Listing Rules, as the Directors would benefit from the waiver of any claims that the company has or may have against them as a result of the affected transactions. These arrangements are not expected to have any effect on the company’s financial position as the company has not recorded or disclosed its right potentially to make claims against any person in respect of the affected transactions as an asset or contingent asset of the company.

Financial statements (continued)

(d) Dividends

	2020 £ million	2019 £ million	2018 £ million
Amounts recognised as distributions to equity shareholders in the year
Final dividend for the year ended 30 June 2019
42.47 pence per share (2018 – 40.4 pence; 2017 – 38.5 pence)	1,006	993	968
Interim dividend for the year ended 30 June 2020
27.41 pence per share (2019 – 26.1 pence; 2018 – 24.9 pence)	640	630	613
	1,646	1,623	1,581

The proposed final dividend of £992 million (42.47 pence per share) for the year ended 30 June 2020 was approved by the Board of Directors on 3 August 2020. As this was after the balance sheet date and the dividend is subject to approval by shareholders at the Annual General Meeting, this dividend has not been included as a liability in these consolidated financial statements. There are no corporate tax consequences arising from this treatment.

Dividends are waived on all treasury shares owned by the company and all shares owned by the employee share trusts.

Financial statements (continued)

(e) Non-controlling interests

Diageo consolidates USL, a company incorporated in India, with a 42.73% non-controlling interest and has a 50% controlling interest in Ketel One Worldwide B.V. (Ketel One), a company incorporated in the Netherlands. All other consolidated subsidiaries are fully owned or the non-controlling interests are not material.

Summarised financial information for USL and other subsidiaries, after fair value adjustments on acquisition, and the amounts attributable to non-controlling interests are as follows:

	2020			2019	2018
	USL £ million	Others £ million	Total £ million	Total £ million	Total £ million
Income statement
Sales	2,790	1,898	4,688	5,346	4,926
Net sales	846	1,468	2,314	2,656	2,431
(Loss)/profit for the year	(53)	138	85	383	244
Other comprehensive (loss)/income(i)	(112)	16	(96)	137	(163)
Total comprehensive (loss)/income	(165)	154	(11)	520	81
Attributable to non-controlling interests	(71)	79	8	234	53
Balance sheet
Non-current assets(ii)	2,041	3,129	5,170	5,313	4,973
Current assets	541	739	1,280	1,469	1,384
Non-current liabilities	(349)	(1,110)	(1,459)	(1,526)	(1,425)
Current liabilities	(466)	(722)	(1,188)	(1,204)	(1,183)
Net assets	1,767	2,036	3,803	4,052	3,749
Attributable to non-controlling interests	756	912	1,668	1,795	1,765
Cash flow
Net cash inflow from operating activities	29	204	233	542	334
Net cash outflow from investing activities	(16)	(136)	(152)	(157)	(136)
Net cash outflow from financing activities	(34)	(175)	(209)	(266)	(164)
Net (decrease)/increase in cash and cash equivalents	(21)	(107)	(128)	119	34
Exchange differences	(1)	(2)	(3)	3	(2)
Dividends payable to non-controlling interests	—	(117)	(117)	(114)	(101)

(i)	Other comprehensive income is principally in respect of exchange on translating the subsidiaries to sterling.

(ii)
Non-current assets include the global distribution rights to distribute Ketel One vodka products throughout the world. The carrying value of the distribution rights at 30 June 2020 was £1,464 million (2019 – £1,418 million; 2018 – £1,363 million).

(1)	On 29 July 2019 East African Breweries Limited completed a purchase of 4% of the share capital of Serengeti Breweries Limited. This increased Diageo’s effective economic interest from 39.2% to 40.2%.

(2)
On 20 August 2019 and 28 February 2020 Diageo completed the purchase of 0.46% and 0.7% of the share capital of United Spirits Limited (USL) respectively. This increased Diageo’s controlling shareholding position from 54.78% to 55.94%, excluding 2.38% owned by the USL Share Trust.

Financial statements (continued)

(f) Employee share compensation

The group uses a number of share award and option plans to grant to its directors and employees.

The annual fair value charge in respect of the equity settled plans for the three years ended 30 June 2020 is as follows:

	2020 £ million	2019 £ million	2018 £ million
Executive share award plans	(3)	41	33
Executive share option plans	2	4	3
Savings plans	3	4	3
	2	49	39

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

For the three years ended 30 June 2020, the calculation of the fair value of each share award used the Monte Carlo pricing model and the following assumptions:

	2020	2019	2018
Risk free interest rate	0.4%	0.8%	0.3%
Expected life of the awards	37 months	37 months	37 months
Dividend yield	1.9%	2.4%	2.6%
Weighted average share price	3501 p	2736 p	2573 p
Weighted average fair value of awards granted in the year	899 p	1941 p	1761 p
Number of awards granted in the year	1.7 million	2.5 million	2.3 million
Fair value of all awards granted in the year	£16 million	£48 million	£41 million

Financial statements (continued)

Transactions on schemes

Transactions on the executive share award plans for the three years ended 30 June 2020 were as follows:

	2020 Number of awards million	2019 Number of awards million	2018 Number of awards million
Balance outstanding at 1 July	7.0	7.8	7.9
Granted	1.8	2.5	2.3
Awarded	(2.5)	(2.1)	(0.7)
Forfeited	(0.7)	(1.2)	(1.7)
Balance outstanding at 30 June	5.6	7.0	7.8

The exercise price of share options outstanding at 30 June 2020 was in the range of 1080 pence-3483 pence (2019 - 952 pence-2773 pence; 2018 - 765 pence-2602 pence).

At 30 June 2020, 3.8 million share options were exercisable at a weighted average exercise price of 1998 pence.

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

(a) Guarantees and related matters

As of 30 June 2020, the group has no material unprovided guarantees or indemnities in respect of liabilities of third parties.

(b) Acquisition of USL shares from UBHL, winding-up petitions against UBHL and other proceedings in relation to the USL transaction

On 4 July 2013, Diageo completed its acquisition, under a share purchase agreement with United Breweries (Holdings) Limited (UBHL) and various other sellers (the SPA), of 21,767,749 shares (14.98%) in United Spirits Limited (USL) for a total consideration of INR 31.3 billion (£349 million), including 10,141,437 shares (6.98%) from UBHL. The SPA was signed on 9 November 2012 and was part of the transaction announced by Diageo in relation to USL on that day (the Original USL Transaction). Following a series of further transactions, as of 30 June 2020, Diageo has a 55.94% investment in USL (excluding 2.38% owned by the USL Benefit Trust).

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

Financial statements (continued)

In separate proceedings, the High Court passed a winding-up order against UBHL on 7 February 2017. On 4 March 2017, UBHL appealed against this order before a division bench of the High Court. On 6 March 2020, the division bench of the High Court, confirmed the winding up order dated 7 February 2017, and dismissed the appeal filed by UBHL. On 30 June 2020, UBHL filed a special leave petition in the Supreme Court of India against the order of the division bench of the High Court. This petition is currently pending.

Diageo continues to believe that the acquisition price of INR 1,440 per share paid to UBHL for the USL shares is fair and reasonable as regards UBHL, UBHL’s shareholders and UBHL’s secured and unsecured creditors. However, adverse results for Diageo in the proceedings referred to above could, absent leave or relief in other proceedings, ultimately result in Diageo losing title to the 6.98% stake acquired from UBHL (now represented by 50,707,185 USL shares following a share split). Diageo believes, including by reason of its rights under USL’s articles of association to nominate USL’s CEO and CFO and the right to appoint, through USL, a majority of the directors on the boards of USL’s subsidiaries as well as its ability as promoter to nominate for appointment up to two-thirds of USL’s directors for so long as the chairperson of USL is an independent director, that it would remain in control of USL and be able to consolidate USL as a subsidiary regardless of the outcome of this litigation.
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

Diageo’s agreement with Dr Mallya (the February 2016 Agreement) provided for a payment of $75 million (£61 million) to Dr Mallya over a five year period in consideration for the five-year global non-compete, non-interference, non-solicitation and standstill commitments referred to above, his resignation from USL and the termination of his USL-related appointment and governance rights, the relinquishing of rights and benefits attached to his position at USL, and his agreement not to pursue claims against Diageo and USL. The February 2016 Agreement also provided for the release of Dr Mallya’s personal obligations to indemnify (i) Diageo Holdings Netherlands B.V. (DHN) in respect of its earlier liability ($141 million (£115 million)) under a backstop guarantee of certain borrowings of Watson Limited (Watson) (a company affiliated with Dr Mallya), and (ii) Diageo Finance plc in respect of its earlier liability (£30 million) under a guarantee of certain borrowings of United Breweries Overseas Limited, a subsidiary of UBHL. $40 million (£32 million) of the $75 million (£61 million) amount was paid on signing of the February 2016 Agreement with the balance being payable in equal instalments of $7 million (£6 million) a year over five years, subject to and conditional on Dr Mallya’s compliance with certain terms of the agreement.

Financial statements (continued)

While the first four instalments of $7 million (£6 million) each would have become due on 25 February 2017, 25 February 2018, 25 February 2019 and 25 February 2020, respectively, owing to various reasons (including breaches committed by Dr Mallya and certain persons connected with him of several provisions of the February 2016 Agreement and agreements of the same date between Dr Mallya and USL), Diageo believes that it was not liable to pay such amounts and did not do so. Diageo further believes that it is very unlikely to become liable to pay any future instalments, to Dr Mallya. By notice to Dr Mallya and certain persons connected with him on 24 February 2017, 3 November 2017, 23 February 2018, 22 August 2018, 22 February 2019 and 24 February 2020, Diageo and other group companies have demanded from Dr Mallya the repayment of $40 million (£32 million) which was paid by Diageo on 25 February 2016, and also sought compensation from him for various losses incurred by the relevant members of the Diageo group on account of the breaches committed by him and certain persons connected with him. On 16 November 2017, Diageo and other relevant members of the Diageo group commenced claims in the High Court of Justice in England and Wales (the English High Court) against Dr Mallya in relation to certain of the matters specified in those notices. At the same time DHN also commenced claims in the English High Court against Dr Mallya, his son Sidhartha Mallya, Watson (a company affiliated with Dr Mallya), Continental Administration Services Limited (CASL) (a company affiliated with Dr Mallya and understood to hold assets on trust for him and certain persons affiliated with him) for in excess of $142 million (£115 million) (plus interest) in relation to Watson’s liability to DHN in respect of its borrowings referred to above and the breach of associated security documents. These additional claims are described in paragraph (d) below.

Dr Mallya, Sidhartha Mallya and the relevant affiliated companies filed a defence to such claims and the additional claims on 12 March 2018, and Dr Mallya also filed a counterclaim for payment of the two $7 million (£6 million) instalment payments withheld by Diageo as described above. Diageo and the other relevant members of its group filed a reply to that defence and a defence to the counter-claim on 5 September 2018.

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

DHN’s summary judgement and strike out application was heard by the English High Court on 24 May 2019. The court decided in favour of DHN that (i) Watson is liable to pay, and has no defence against paying, $135 million (£110 million) plus interest of $11 million (£9 million) to DHN, and (ii) CASL is liable, as co-surety, to pay, and has no defence against paying, 50% of any such amount unpaid by Watson, i.e. up to $67.5 million (£55 million) plus interest of $5.5 million (£5 million) to DHN. Watson and CASL were ordered to pay such sums, as well as certain amounts in respect of DHN and Diageo’s costs, to DHN by 21 June 2019. Such amounts were not paid on that date by either Watson or CASL. Accordingly, Diageo and DHN have sought asset disclosure and are considering further enforcement steps against those companies, both in the United Kingdom and in other jurisdictions where they are present or hold assets.

The remaining elements of the claims originally commenced on 16 November 2017 by Diageo and the relevant members of its group are now proceeding to trial and following a case management conference on 6 December 2019, that trial is scheduled to take place from 11 October 2021 through 21 October 2021.

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

Financial statements (continued)

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

(d) Other continuing matters relating to Dr Mallya and affiliates

DHN issued a conditional backstop guarantee on 2 August 2013 to Standard Chartered Bank (Standard Chartered) pursuant to a guarantee commitment agreement (the Guarantee Agreement). The guarantee was in respect of the liabilities of Watson, a company affiliated with Dr Mallya, under a $135 million (£110 million) facility from Standard Chartered (the Facility Agreement). The Guarantee Agreement was entered into as part of the arrangements put in place and announced at the closing of the USL transaction on 4 July 2013.

DHN’s provision of the Guarantee Agreement enabled the refinancing of certain existing borrowings of Watson from a third party bank and facilitated the release by that bank of rights over certain USL shares that were to be acquired by Diageo as part of the USL transaction. The facility matured and entered into default in May 2015. In aggregate DHN paid Standard Chartered $141 million (£115 million) under this guarantee, i.e. including payments of default interest and various fees and expenses.

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

Financial statements (continued)

On 16 November 2017, DHN commenced various claims in the English High Court for, in aggregate, in excess of $142 million (£115 million) (plus interest) in relation to these matters, including the following: (i) a claim against Watson for $141 million (£115 million) (plus interest) under Watson’s counter-indemnity to DHN in respect of payments made by DHN to Standard Chartered under the guarantee referred to above; (ii) a claim against Dr Mallya and Sidhartha Mallya under various agreements creating or relating to the security package referred to above for (a) the costs incurred to date in the various Indian proceedings referred to above (plus interest), and (b) damages of $141 million (£115 million), being DHN’s loss as a result of those Indian proceedings which currently prevent enforcement of the security over shares in UBL (plus interest); and (iii) a claim against CASL, as a co-surety with DHN of Watson’s obligations under the Facility Agreement, for 50% of the difference between the amount claimed under (i) above and the amount (if any) that DHN is in fact able to recover from Watson, Dr Mallya and/or Sidhartha Mallya.

As noted in paragraph (c), Dr Mallya, Sidhartha Mallya and the relevant affiliated companies filed a defence to these claims on 12 March 2018. Diageo and the other relevant members of its group filed a reply to that defence on 5 September 2018.

DHN and Diageo continue to prosecute these claims. As part of that, on 18 December 2018, Diageo and the other relevant members of its group filed an application for strike out and/or summary judgment in respect of certain aspects of the defence filed by Dr Mallya, Sidhartha Mallya and the relevant affiliated companies, including in respect of Watson and CASL’s liability to repay DHN. The successful outcome of that application and the current status of other aspects of the claims are described in paragraph (c) above.

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

Diageo and USL are co-operating fully with the authorities in relation to these matters. Diageo and USL have also received notices from SEBI requesting information in relation to, and explanation of the reasons for, the arrangements with Dr Mallya that were the subject of the 25 February 2016 announcement as well as, in the case of USL, in relation to the Initial Inquiry and the Additional Inquiry, and, in the case of Diageo, whether such arrangements with Dr Mallya or the Watson backstop guarantee arrangements referred to in paragraphs (c) and (d) above were part of agreements previously made with Dr Mallya at the time of the Original USL Transaction announced on 9 November 2012 and the open offer made as part of the Original USL Transaction. Diageo and USL have complied with such information requests and Diageo has confirmed that, consistent with prior disclosures, the Watson backstop guarantee arrangements and the matters described in the 25 February 2016 announcement were not the subject of any earlier agreement with Dr Mallya. In respect of the Watson backstop guarantee arrangements, SEBI issued a further notice to Diageo on 16 June 2016 that if there is any net liability incurred by Diageo (after any recovery under relevant security or other arrangements, which matters remain pending) on account of the Watson backstop guarantee, such liability, if any, would be considered to be part of the price paid for the acquisition of USL shares under the SPA which formed part of the Original USL Transaction and that, in that case, additional equivalent payments would be required to be made to those shareholders (representing 0.04% of the shares in USL) who tendered in the open offer made as part of the Original USL Transaction. Diageo is clear that the Watson backstop guarantee arrangements were not part of the price paid or agreed to be paid for any USL shares under the Original USL Transaction and therefore believes the decision in the SEBI notice to be misconceived and wrong in law and appealed against it before the Securities Appellate Tribunal, Mumbai (SAT). On 1 November 2017, SAT issued an order in respect of Diageo’s appeal in which, amongst other things, it observed that the relevant officer at SEBI had neither considered Diageo’s earlier reply nor provided Diageo with an opportunity to be heard, and accordingly directed SEBI to pass a fresh order after giving Diageo an opportunity to be heard. Following SAT’s order, Diageo made its further submissions in the matter, including at a personal hearing before a Deputy General Manager of SEBI. On 26 June 2019, SEBI issued an order reiterating the directions contained in its previous notice dated 16 June 2016. As with the previous notice, Diageo believes SEBI's latest order to be misconceived and wrong in law and has filed an appeal before SAT against the order. This appeal is currently pending. Diageo is unable to assess if the notices or enquiries referred to above will result in enforcement action or, if this were to transpire, to quantify meaningfully the possible range of loss, if any, to which any such action might give rise to if determined against Diageo or USL.

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

Financial statements (continued)

(f) USL’s dispute with IDBI Bank Limited

Prior to the acquisition by Diageo of a controlling interest in USL, USL had prepaid a term loan of INR 6,280 million (£68 million) taken through IDBI Bank Limited (IDBI), an Indian bank, which was secured on certain fixed assets and brands of USL, as well as by a pledge of certain shares in USL held by the USL Benefit Trust (of which USL is the sole beneficiary). The maturity date of the loan was 31 March 2015. IDBI disputed the prepayment, following which USL filed a writ petition in November 2013 before the High Court of Karnataka (the High Court) challenging the bank’s actions.

Following the original maturity date of the loan, USL received notices from IDBI seeking to recall the loan, demanding a further sum of INR 459 million (£5 million) on account of the outstanding principal, accrued interest and other amounts, and also threatening to enforce the security in the event that USL did not make these further payments. Pursuant to an application filed by USL before the High Court in the writ proceedings, the High Court directed that, subject to USL depositing such further amount with the bank (which amount was duly deposited by USL), the bank should hold the amount in a suspense account and not deal with any of the secured assets including the shares until disposal of the original writ petition filed by USL before the High Court.

On 27 June 2019, a single judge bench of the High Court issued an order dismissing the writ petition filed by USL, amongst other things, on the basis that the matter involved an issue of breach of contract by USL and was therefore not maintainable in exercise of the court’s writ jurisdiction. USL has since filed an appeal against this order before a division bench of the High Court, which on 30 July 2019 has issued an interim order directing the bank to not deal with any of the secured assets until the next date of hearing. On 13 January 2020, the division bench of the High Court admitted the writ appeal and extended the interim stay. This appeal is currently pending. Based on the assessment of USL’s management supported by external legal opinions, USL continues to believe that it has a strong case on the merits and therefore continues to believe that the aforesaid amount of INR 459 million (£5 million) remains recoverable from IDBI.

(g) 2019 Moët Hennessy dividend

No dividend was received during the financial year ended 30 June 2020 in respect of Diageo’s 34% investment in Moët Hennessy SAS and Moët Hennessy International SAS (together MH). This investment is governed by a Partners’ Agreement with certain members of the LVMH Moët Hennessy - Louis Vuitton group (LVMH) which holds 66% of MH, which includes the dividend policy and minimum annual dividend requirements for MH. Diageo believes that non-payment by MH of the dividend in respect of the financial year ended 31 December 2019 constitutes a breach by LVMH of the Partners’ Agreement and that the minimum aggregate dividend that should have been received by Diageo in respect of that period was €181 million (£166 million). Diageo has commenced arbitration proceedings under the Partners’ Agreement in respect of this dispute.

(h) Tax

The international tax environment has seen increased scrutiny and rapid change over recent years bringing with it greater uncertainty for multinationals. Against this backdrop, Diageo has been monitoring developments and continues to engage transparently with the tax authorities in the countries where Diageo operates to ensure that the group manages its arrangements on a sustainable basis.

In April 2019, the European Commission issued its decision in a state aid investigation into the Group Financing Exemption in the UK controlled foreign company rules. The European Commission found that part of the Group Financing Exemption constitutes state aid. The Group Financing Exemption was introduced in legislation by the UK government in 2013. In common with other UK-based international companies whose arrangements are in line with current UK CFC legislation Diageo may be affected by the ultimate outcome of this investigation. The UK government and other UK-based international companies, including Diageo, have appealed to the General Court of the European Union against the decision. The UK government is required to commence collection proceedings and therefore it is expected that Diageo will have to make a payment in the year ending 30 June 2021 in respect of this case. At present it is not possible to determine the amount that the UK government will seek to collect. If the decision of the European Commission is upheld, Diageo calculates its maximum potential liability to be approximately £275 million. Based on its current assessment, Diageo believes that no provision is required in respect of this issue.

The group operates in a large number of markets with complex tax and legislative regimes that are open to subjective interpretation. As assessing an accurate value of contingent liabilities in these markets requires a high level of judgement, contingent liabilities are disclosed on the basis of the current known possible exposure from tax assessment values.

Financial statements (continued)

Diageo has reviewed its disclosures in relation to Brazil and India, where Diageo has a large number of ongoing tax cases. While these cases are not individually significant, the current assessment of the aggregate possible exposures is up to approximately £285 million for Brazil and up to approximately £150 million for India. The group believes that the likelihood that the tax authorities will ultimately prevail is lower than probable but higher than remote. Due to the fiscal environment in Brazil and in India the possibility of further tax assessments related to the same matters cannot be ruled out. Based on its current assessment, Diageo believes that no provision is required in respect of these issues.

Payments were made under protest in India in respect of the periods 1 April 2006 to 31 March 2017 in relation to tax assessments where the risk is considered to be remote or possible. These payments have to be made in order to challenge the assessments and as such have been recognised as a receivable on the consolidated balance sheet. The total amount of protest payments recognised as a receivable as at 30 June 2020 is £117 million (corporate tax payments of £107 million and indirect tax payments of £10 million).

A lawsuit was filed on 15 April 2019 by the National Association of Manufacturers (NAM) against the United States Department of the Treasury (U.S. Treasury) and the United States Customs and Border Protection (CBP) on behalf of its affected industry members, including Diageo, to invalidate regulations published in February 2019 and to ensure that substitution drawback is permitted in accordance with 19 U.S.C.§ 1313(j)(2) as amended by the Trade Facilitation and Trade Enforcement Act of 2015, which was enacted on 24 February 2016 (TFTEA). Substitution drawback permits the refund, including of excise taxes, paid on imported merchandise when sufficiently similar substitute merchandise is exported. The United States Congress passed the TFTEA to, among other things, clarify and broaden the standard for what constitutes substitute merchandise. This change should entitle Diageo to obtain substitution drawback in respect of certain eligible product categories. Despite this change in the law, U.S. Treasury and CBP issued final regulations in 2019 declaring that substitution drawback is not available for imports when substituted with an export on which no tax was paid. The Court of International Trade issued a judgement in favour of NAM on 18 February 2020, denying the request by the U.S. Treasury and CBP for a stay of payment on 15 May 2020, and on 26 May 2020, ordered the immediate processing of claims. Current eligible claims of Diageo Americas Supply, Inc. are estimated at £95 million ($117 million), with a financial impact of £87 million ($110 million) for the year ended 30 June 2020 of which Diageo has received £26 million ($33 million). However, on 23 July 2020 the U.S. Treasury and CBP filed an appeal with the U.S. Federal Court of Appeal, and, although Diageo believes that the NAM is more likely than not to ultimately prevail, if they were to fail, the CBP could be permitted to recover these payments.

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

Financial statements (continued)

19. Commitments

(a) Capital commitments

Commitments for expenditure on intangibles and property, plant and equipment not provided for in these consolidated financial statements are estimated at £312 million (2019 – £255 million; 2018 – £161 million).

(b) Other commitments

The minimum lease rentals payable in the year ending 30 June 2020 for short term and low value leases are estimated at £19 million. The total future cash outflows for leases that had not yet commenced, and not recognised as lease liabilities at 30 June 2020, are estimated at £133 million.

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

Transactions and balances with associates and joint ventures are set out in the table below:

	2020 £ million	2019 £ million	2018 £ million
Income statement items
Sales	9	9	10
Purchases	29	28	29
Balance sheet items
Group payables	2	12	3
Group receivables	1	2	2
Loans payable	6	6	6
Loans receivable	82	55	59
Cash flow items
Loans and equity contributions, net	47	32	37

Other disclosures in respect of associates and joint ventures are included in note 6.

Financial statements (continued)

(c) Key management personnel

The key management of the group comprises the Executive and Non-Executive Directors, the members of the Executive Committee and the Company Secretary.

They are listed under ‘Board of Directors and Company Secretary’ and ‘Executive Committee’.

	2020 £ million	2019 £ million	2018 £ million
Salaries and short-term employee benefits	10	10	10
Annual incentive plan	—	10	10
Non-Executive Directors’ fees	1	1	1
Share-based payments(i)	(11)	20	15
Post employment benefits	2	3	2
Termination benefits(ii)	2	—	—
	4	44	38
(i)    Time-apportioned fair value of unvested options and share awards.
(ii) £1 million of the termination benefits disclosed for 2020 have been paid in the year ended 30 June 2020; a further £1 million will be paid in the year ending 30 June 2021.

Non-Executive Directors do not receive share-based payments or post employment benefits. Details of the individual Directors’ remuneration are given in ’Single total figure of remuneration for Executive Directors’ and ’Non-Executive Directors’ remuneration’ in the Directors’ remuneration report.

(d) Pension plans

The Diageo pension plans are recharged with the cost of administration services provided by the group to the pension plans and with professional fees paid by the group on behalf of the pension plans. The total amount recharged for the year was £nil (2019 – £3 million; 2018 – £14 million).

(e) Directors’ remuneration

	2020 £ million	2019 £ million	2018 £ million
Salaries and short-term employee benefits	2	2	2
Annual incentive plan	—	2	3
Non-Executive Directors' fees	1	1	1
Share option exercises(i)	—	2	—
Shares vesting(i)	11	13	1
Post employment benefits	1	1	1
	15	21	8

(i)	Gains on options realised in the year and the benefit from share awards, calculated by using the share price applicable on the date of exercise of the share options and release of the awards.

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

	Country of incorporation	Country of operation	Percentage of equity owned(i)	Business description
Subsidiaries
Diageo Ireland	Republic of Ireland	Worldwide	100%	Production, marketing and distribution of premium drinks
Diageo Great Britain Limited	England	Great Britain	100%	Marketing and distribution of premium drinks
Diageo Scotland Limited	Scotland	Worldwide	100%	Production, marketing and distribution of premium drinks
Diageo Brands B.V.	Netherlands	Worldwide	100%	Marketing and distribution of premium drinks
Diageo North America, Inc.	United States	Worldwide	100%	Production, importing, marketing and distribution of premium drinks
United Spirits Limited(ii)	India	India	55.94%	Production, importing, marketing and distribution of premium drinks
Diageo Capital plc(iii)	Scotland	United Kingdom	100%	Financing company for the group
Diageo Finance plc(iii)	England	United Kingdom	100%	Financing company for the group
Diageo Investment Corporation	United States	United States	100%	Financing company for the US group
Mey İçki Sanayi ve Ticaret A.Ş.	Turkey	Turkey	100%	Production, marketing and distribution of premium drinks
Associates
Moët Hennessy, SAS(iv)	France	France	34%	Production, marketing and distribution of premium drinks

(i)	All percentages, unless otherwise stated, are in respect of holdings of ordinary share capital and are equivalent to the percentages of voting rights held by the group.

(ii)	Percentage ownership excludes 2.38% owned by the USL Benefit Trust.

(iii)	Directly owned by Diageo plc.

(iv)	French limited liability company.

Additional information for shareholders

Legal proceedings

In February 2020, Diageo resolved, in a settlement with the US Securities and Exchange Commission, an inquiry regarding its public disclosures relating to its sales in the United States and in certain other markets dating back to fiscal years 2014 and 2015.

Information on the legal proceedings is set out in note 18 to the consolidated financial statements.

Articles of association

The company is incorporated under the name Diageo plc, and is registered in England and Wales under registered number 23307.

The following description summarises certain provisions of Diageo’s articles of association (as adopted by special resolution at the Annual General Meeting on 19 September 2019) and applicable English law concerning companies (the Companies Acts), in each case as at 4 August 2020. This summary is qualified in its entirety by reference to the Companies Acts and Diageo’s articles of association.

Investors can obtain copies of Diageo’s articles of association by contacting the Company Secretary at the.cosec@diageo.com.

Any amendment to the articles of association of the company may be made in accordance with the provisions of the Companies Act 2006, by way of special resolution.

Directors

Diageo’s articles of association provide for a Board of Directors, consisting (unless otherwise determined by an ordinary resolution of shareholders) of not fewer than three directors and not more than 25 directors, in which all powers to manage the business and affairs of Diageo are vested. Directors may be elected by the members in a general meeting or appointed by the Board of Diageo. At each annual general meeting, all the directors shall retire from office and may offer themselves for re-election by members. There is no age limit requirement in respect of directors. Directors may also be removed before the expiration of their term of office in accordance with the provisions of the Companies Acts.

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

Repurchase of shares

Subject to authorisation by shareholder resolution, Diageo may purchase its own shares in accordance with the Companies Acts. Any shares which have been bought back may be held as treasury shares or, if not so held, must be cancelled immediately upon completion of the purchase, thereby reducing the amount of Diageo’s issued share capital. Diageo currently has shareholder authority to buy back up to 237,177,623 ordinary shares during the period up to the next Annual General Meeting. The minimum price which must be paid for such shares is 28 101/108 pence and the maximum price is the higher of (a) 5% above the average market value of Diageo’s ordinary shares for the five business days immediately preceding the day on which that ordinary share is contracted to be purchased and (b) the higher of the price of the last independent trade and the highest current independent purchase bid on the trading venue where the purchase is carried out.

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

Documents on display

The Annual Report on Form 20-F and any other documents filed by the company with the SEC are publicly available through the website maintained by SEC at www.sec.gov. The SEC website contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The company's internet address is www.diageo.com/en/investors.

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

For UK tax purposes, this section applies only to persons who are the absolute beneficial owners of their shares or ADSs and who hold their shares or ADSs as investments. It assumes that holders of ADSs will be treated as holders of the underlying ordinary shares. In addition to those persons mentioned above, this section does not apply to holders that are banks, regulated investment companies, other financial institutions, or to persons who have or are deemed to have acquired their ordinary shares or ADSs in the course of an employment or trade. This summary does not apply to persons who are treated as non-domiciled and resident in the United Kingdom for the purposes of UK tax law.

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

Additional information for shareholders (continued)

In addition, this section is based in part upon the representations of the Depositary and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms. In general, and taking into account this assumption, for US federal income tax purposes and for the purposes of the Treaty, holders of ADRs evidencing ADSs should be treated as the owner of the shares represented by those ADSs. Exchanges of shares for ADRs, and ADRs for shares, generally will not be subject to US federal income tax or to UK tax on profits or gains.

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

All dividends received by an individual shareholder or ADS holder who is resident in the UK for tax purposes will, except to the extent that they are earned through an ISA or other regime which exempts the dividends from tax, form part of that individual’s total income for income tax purposes and will represent the highest part of that income.

A nil rate of income tax will apply to the first £2,000 of taxable dividend income received by an individual shareholder in a tax year (the “Nil Rate Amount”), regardless of what tax rate would otherwise apply to that dividend income.
Any taxable dividend income in excess of the Nil Rate Amount will be subject to income tax at the following special rates (as at the 2020/2021 tax year):

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

In determining whether and, if so, to what extent the relevant dividend income falls above or below the threshold for the higher rate of income tax or, as the case may be, the additional rate of income tax, the individual’s total taxable dividend income for the tax year in question (including the part within the Nil Rate Amount) will, as noted above, be treated as the highest part of that individual’s total income for income tax purposes.

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

Additional information for shareholders (continued)

US taxation

Under the US federal income tax laws, and subject to the passive foreign investment company (PFIC) rules discussed below, the gross amount of any distribution (other than certain pro rata distribution of ordinary shares) paid to a US holder by Diageo in respect of its ordinary shares or ADSs out of its current or accumulated earnings and profits (as determined for US federal income tax purposes) will be treated as a dividend that is subject to US federal income taxation.

Dividends paid to a non-corporate US holder that constitute qualified dividend income will be taxed at the preferential rates applicable to long-term capital gains, provided that the ordinary shares or ADSs are held for more than 60 days during the 121 day period beginning 60 days before the ex-dividend date and the holder meets other holding period requirements. Dividends paid by Diageo with respect to its ordinary shares or ADSs generally will be qualified dividend income to US holders that meet the holding period requirement, provided that, in the year that you receive the dividend, we are eligible for the benefits of the Treaty. We believe that we are currently eligible for the benefits of the Treaty and we therefore expect that dividends on the shares or ADSs will be qualified dividend income, but there can be no assurance that we will continue to be eligible for the benefits of the Treaty. Under UK law, dividends paid by the company are not subject to UK withholding tax. Therefore, the US holder will include in income for US federal income tax purposes the amount of the dividend received, and the receipt of a dividend will not entitle the US holder to a foreign tax credit.

The dividend must be included in income when the US holder, in the case of shares, or the Depositary, in the case of ADSs, receives the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to US corporations in respect of dividends received from other US corporations. Dividends will generally be income from sources outside the United States and will generally be ‘passive’ income for purposes of computing the foreign tax credit allowable to a US holder. The amount of the dividend distribution that must be included in income of a US holder will be the US dollar value of the pounds sterling payments made, determined at the spot pounds sterling/US dollar foreign exchange rate on the date the dividend distribution is included in income, regardless of whether the payment is in fact converted into US dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is included in income to the date the payment is converted into US dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for US federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the holder’s basis in the ordinary shares or ADSs and thereafter as capital gain. However, Diageo does not expect to calculate earnings and profits in accordance with US federal income tax principles. Accordingly, a US holder should expect to generally treat distributions Diageo makes as dividends.

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

Additional information for shareholders (continued)

PFIC rules

Diageo believes that ordinary shares and ADSs should not currently be treated as stock of a PFIC for US federal income tax purposes, and we do not expect to become a PFIC in the foreseeable future. However this conclusion is a factual determination that is made annually and thus may be subject to change. It is therefore possible that we could become a PFIC in a future taxable year.

If treated as a PFIC, gain realised on the sale or other disposition of ordinary shares or ADSs would in general not be treated as capital gain. Instead, unless a US holder elects to be taxed annually on a mark-to-market basis with respect to the ordinary shares or ADSs, US holders would be treated as if the holder had realised such gain and certain ‘excess distributions’ pro-rated over the holder’s holding period for the ordinary shares or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain or distribution was allocated, together with an interest charge in respect of the tax attributable to each such year. With certain exceptions, a holder’s ordinary shares or ADSs will be treated as stock in a PFIC if Diageo were a PFIC at any time during the holding period in a holder’s ordinary shares or ADSs. In addition, dividends received from Diageo will not be eligible for the special tax rates applicable to qualified dividend income if Diageo is a PFIC (or is treated as a PFIC with respect to the holder) either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income. If you own our shares or ADSs during any year that we are a PFIC with respect to you, you may be required to file IRS Form 8621.

UK inheritance tax

Subject to certain provisions relating to trusts or settlements, an ordinary share or ADS held by an individual shareholder who is domiciled in the United States for the purposes of the Convention between the United States and the United Kingdom relating to estate and gift taxes (the Convention) and who is neither domiciled in the UK nor (where certain conditions are met) a UK national (as defined in the Convention), will generally not be subject to UK inheritance tax on the individual’s death (whether held on the date of death or gifted during the individual’s lifetime) except where the ordinary share or ADS is part of the business property of a UK permanent establishment of the individual or pertains to a UK fixed base of an individual who performs independent personal services. In a case where an ordinary share or ADS is subject both to UK inheritance tax and to US federal gift or estate tax, the Convention generally provides for inheritance tax paid in the United Kingdom to be credited against federal gift or estate tax payable in the United States, or for federal gift or estate tax paid in the United States to be credited against any inheritance tax payable in the United Kingdom, based on priority rules set forth in the Convention.

UK stamp duty and stamp duty reserve tax

Stamp duty and stamp reserve tax (SDRT) may arise upon the deposit of an underlying ordinary share with the Depositary, generally at the higher rate of 1.5% of its issue price or, as the case may be, of the consideration for transfer. The Depositary will pay the stamp duty or SDRT but will recover an amount in respect of such tax from the initial holders of ADSs. Following litigation, however, HMRC have confirmed that they will no longer seek to apply the 1.5% SDRT charge on an issue of shares to a depositary receipt issuer or to a person providing clearance services (or their nominee or agent) on the basis that this is not compatible with EU law. HMRC may continue to apply the 1.5% stamp duty or SDRT charge on transfers of shares to a depositary receipt issuer or to a person providing clearance services (or their nominee or agent) unless the transfer is an integral part of a raising of capital. It is not currently anticipated that HMRC will now seek to apply the 1.5% charge to issues of shares following Brexit.

Based on HM Revenue & Custom’s published practice, no UK stamp duty will be payable on the acquisition or transfer of ADRs. Furthermore, an agreement to transfer ADSs in the form of ADRs will not give rise to a liability to SDRT.

Purchases of ordinary shares (as opposed to ADRs) will be subject to UK stamp duty, and/or SDRT as the case may be, at the rate of 0.5% of the price payable for the ordinary shares at the time of the transfer. Stamp duty applies where a physical instrument of transfer is used to effect the transfer. SDRT applies to any agreement to transfer ordinary shares (regardless of whether or not the transfer is effected electronically or by way of an instrument of transfer). However, where ordinary shares being acquired are transferred direct to the Depositary’s nominee, the only charge will generally be the higher charge of 1.5% of the price payable for the ordinary shares so acquired.

Any stamp duty payable (as opposed to SDRT) is rounded up to the nearest £5. No stamp duty (as opposed to SDRT) will be payable if the amount or value of the consideration is (and is certified to be) £1,000 or less. Stamp duty and SDRT are usually paid or borne by the purchaser.

Whilst stamp duty and SDRT may in certain circumstances both apply to the same transaction, in practice usually only one or other will need to be paid.

Additional information for shareholders (continued)

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

Additional information for shareholders (continued)

Exhibits

1.1	Articles of Association of Diageo plc (incorporated by reference to Exhibit 99.1 to the Report on Form 6-K (File No. 001-1061) filed with the Securities and Exchange Commission on 7 August 2020).
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

6.1	Description of earnings per share (included in the section ‘How we measure performance: Key performance indicators’ on page 53 of this Annual Report on Form 20-F).
8.1	Principal group companies (included in note 21 to the consolidated financial statements on page 278 of this Annual Report on Form 20-F).
12.1	Certification of Ivan Menezes filed pursuant to 17 CFR 240.13a-14(a).
12.2	Certification of Kathryn Mikells filed pursuant to 17 CFR 240.13a-14(a).
13.1	Certification of Ivan Menezes furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. 1350(a) and (b).
13.2	Certification of Kathryn Mikells furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. 1350(a) and (b).
15.1	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Schema Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Schema Definition Linkbase
101.LAB	XBRL Taxonomy Extension Schema Label Linkbase
101.PRE	XBRL Taxonomy Extension Schema Presentation Linkbase
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

DIAGEO plc
(REGISTRANT)

/s/ Kathryn Mikells
Name: Kathryn Mikells

Title: Chief Financial Officer

7 August 2020

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