Form 20-F
period 2021-06-30
DIAGEO PLC
filed 2021-08-05
CIK 835403

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
EXCHANGE ACT OF 1934
OR
☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934
For the fiscal year ended: 30 June 2021
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
OR
☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
Date of event requiring this shell company report
For the transition period from __ to __
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
(i)Not for trading, but only in connection with the registration of American Depositary Shares representing such ordinary shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report: 2,558,828,824 ordinary shares of 28 101/108 pence each.

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
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐
Indicate by check mark whether the registrant has submitted electronically, every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act :

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

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards		Other ☐
	as issued by the International Accounting Standards Board	☑
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

Contents

5	Cross reference to Form 20-F
7	Introduction
9	Recent trends
10	Historical information

14	Strategic report
14	Business description
14	Our brands
15	Connecting purpose to performance
17	Chairman’s statement
20	Our investment proposition
22	Chief Executive’s statement
26	Our market dynamics
31	Our business model
39	Stakeholder engagement
41	Our people
43	Our strategic priorities
59	Key performance indicators
64	Sustainability performance
72	Risk factors
83	Cautionary statement concerning forward-looking statements
84	Responding to climate-related risks

98	Business review
98	Operating results 2021 compared with 2020
136	Liquidity and capital resources
138	Contractual obligations and commitments
138	Off-balance sheet arrangements
138	Risk management
139	Critical accounting policies
139	New accounting standards
140	Definitions and reconciliation of non-GAAP measures to GAAP measures

154	Governance
154	Board of Directors and Company Secretary
157	Executive Committee
159	Corporate governance report
175	Audit Committee report
180	Nomination Committee report
183	Directors’ remuneration report
215	Directors’ report

Contents (continued)

219	Financial statements
219	Report of independent registered public accounting firm
222	Consolidated income statement
223	Consolidated statement of comprehensive income
224	Consolidated balance sheet
225	Consolidated statement of changes in equity
226	Consolidated statement of cash flows
227	Notes to the consolidated financial statements
227	Accounting information and policies
230	Results for the year
246	Operating assets and liabilities
267	Risk management and capital structure
285	Other financial information

294	Additional information for shareholders
294	Legal proceedings
294	Articles of association
298	Exchange controls
298	Documents on display
298	Taxation
301	Warning to shareholders - share fraud
302	Exhibits
304	Signature

305	Glossary of terms and US equivalents

Cross reference to Form 20-F

Item	Required item in Form 20-F	Page(s)
Part I
1.	Identity of directors, senior management and advisers	Not applicable
2.	Offer statistics and expected timetable	Not applicable
3.	Key information
	A. Selected financial data	10-13
	B. Capitalisation and indebtedness	Not applicable
	C. Reason for the offer and use of proceeds	Not applicable
	D. Risk factors	72-82
4.	Information on the company
	A. History and development of the company	7, 12, 34-38, 105-107, 236-238, 240-241, 246-248, 247-248, 291, 298
	B. Business overview	7, 26-30, 34-38, 98-135, 230-234, 236-239
	C. Organisational structure	293
	D. Property, plant and equipment	34, 110, 114, 118, 122, 126, 135, 236, 253-254
4A.	Unresolved staff comments	Not applicable
5.	Operating and financial review and prospects
	A. Operating results	26-30, 36, 80-81, 98-135, 144, 227-234, 236-238, 268
	B. Liquidity and capital resources	22-23, 62, 98, 102, 108, 136-137, 138, 148, 264-279, 291
	C. Research and development, patents and licenses, etc.	36
	D. Trend information	22, 26-30, 83-84
	E. Off-balance sheet arrangements	138
	F. Tabular disclosure of contractual obligations	138
	G. Safe harbor	—
6.	Directors, senior management and employees
	A. Directors and senior management	154-158, 199-200
	B. Compensation	187-209, 212, 257-263
	C. Board practices	154-156, 175-179, 183-185, 196-197, 199-214
	D. Employees	235-236
	E. Share ownership	187-209, 283-284
7.	Major shareholders and related party transactions
	A. Major shareholders	216
	B. Related party transactions	214, 263, 291-292
	C. Interests of experts and counsel	Not applicable
8.	Financial information
	A. Consolidated statements and other financial information	219-293
	B. Significant changes	—
9.	The offer and listing
	A. Offer and listing details	1, 216-217
	B. Plan of distribution	Not applicable
	C. Markets	216-217
	D. Selling shareholders	Not applicable
	E. Dilution	Not applicable
	F. Expenses of the issue	Not applicable

Cross reference to Form 20-F (continued)

Item	Required item in Form 20-F	Page(s)
10.	Additional information
	A. Share capital	Not applicable
	B. Memorandum and articles of association	294-297
	C. Material contracts	196, 283-284
	D. Exchange controls	298
	E. Taxation	298-301
	F. Dividends and paying agents	Not applicable
	G. Statement by experts	Not applicable
	H. Documents on display	—
	I. Subsidiary information	Not applicable
11.	Quantitative and qualitative disclosures about market risk	138, 267-276
12.	Description of securities other than equity securities
	A. Debt securities	Not applicable
	B. Warrants and rights	Not applicable
	C. Other securities	Not applicable
	D. American depositary shares	217
Part II
13.	Defaults, dividend arrearages and delinquencies	Not applicable
14.	Material modifications to the rights of security holders and use of proceeds	Not applicable
15.	Controls and procedures
	A. Disclosure controls and procedures	171
	B. Management’s report on internal control over financial reporting	173
	C. Attestation report of the registered public accounting firm	219-221
	D. Changes in internal control over financial reporting	173
16A.	Audit committee financial expert	178
16B.	Code of ethics	179
16C.	Principal accountant fees and services	177-178, 235
16D.	Exemptions from the listing standards for audit committees	Not applicable
16E.	Purchases of equity securities by the issuer and affiliated purchasers	13, 107, 137, 279-281
16F.	Change in registrant’s certifying accountant	Not applicable
16G.	Corporate governance	173-174
16H.	Mine safety disclosure	Not applicable
Part III
17.	Financial statements	Not applicable
18.	Financial statements	See Item 8
19.	Exhibits	302-303
Additional information
	Glossary of terms and US equivalents	305-306

Introduction
Diageo is a global leader in the beverage alcohol industry with an outstanding collection of brands across spirits and beer. Its products are sold in more than 180 countries around the world and its brands include Johnnie Walker, Crown Royal, JεB, Buchanan’s and Windsor whiskies, Smirnoff, Cîroc and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness. Diageo’s Performance Ambition is to be one of the best performing, most trusted and respected consumer products companies in the world.
Diageo plc is incorporated as a public limited company in England and Wales. The company which is now Diageo plc was incorporated as Arthur Guinness Son and Company Limited on 21 October 1886. The Diageo group was formed by the merger of the Grand Metropolitan Public Limited Company and Guinness plc groups in December 1997. Diageo plc’s principal executive office is located at Lakeside Drive, Park Royal, London NW10 7HQ and its telephone number is +44 (0) 20 8978 6000. Diageo plc’s agent for service in the United States for the purposes of Diageo’s registration statement on Form F-3 (333-242234) is General Counsel, Diageo North America, Inc., 175 Greenwich Street, 3 World Trade Center, New York, NY 10007.
This is the Annual Report on Form 20-F of Diageo plc for the year ended 30 June 2021. The information set out in this Form 20-F does not constitute Diageo plc’s statutory accounts under the UK Companies Act for the years ended 30 June 2021, 30 June 2020 and/or 30 June 2019. The accounts for the years ended 30 June 2020 and 30 June 2019 have been delivered to the registrar of companies for England and Wales and those for the year ended 30 June 2021 will be delivered to the registrar of companies for England and Wales in due course.
This document contains forward-looking statements that involve risk and uncertainty because they relate to, and are dependent upon, events and circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors beyond Diageo’s control. For more details, please refer to the Cautionary statement concerning forward-looking statements on pages 83-84.
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
The consolidated financial statements are prepared in accordance with international accounting standards in conformity with the requirements of the Companies Act 2006 and International Financial Reporting Standards adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union and IFRS as issued by the International Accounting Standards Board (IASB). IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB. The differences have no impact on the group’s consolidated financial statements for the years presented. The consolidated financial statements are prepared on a going concern basis under the historical cost convention, unless stated otherwise in the relevant accounting policy.
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
The brand ranking information presented in this report, when comparing information with competitors, reflects data published by sources such as Global Data, Nielsen, NABCA and IWSR. Market data information and competitive set classifications are taken from independent industry sources in the markets in which Diageo operates. In addition, Diageo’s financial year end is 30 June, and such data may relate to dates other than 30 June or periods other than the financial year ended 30 June, such as calendar year end.

Introduction (continued)
Disclosures not included in Annual Report on Form 20-F
The following pages and sections of this document do not form part of the Annual Report on Form 20-F and are furnished to the SEC for information only:

•Disclosures under the heading ‘Recent trends’ on page 9.
•Disclosures under the heading ‘Our brands’ on page 14.
•Disclosures under the heading ‘Connecting purpose to performance’ on pages 15 to 16.
•Disclosures under the headings ‘Creating a positive impact’, ‘Diageo in society – Society 2030: Spirit of Progress’, ‘Stakeholders’, ‘Creating value’, and ‘Looking ahead’ in the Chairman’s statement on pages 17 to 19.
•Disclosures under the heading ‘Statement on Section 172 of the Companies Act 2006’ on page 19.
•Disclosures under the heading ‘Our investment proposition’ on pages 20 to 21.
•Disclosures under the headings ‘Emerging stronger’, ‘Building a sustainable, responsible and inclusive business’, ‘We are committed to building a more sustainable, responsible and inclusive business and society’ and ‘Looking ahead’ in the Chief Executive’s statement on pages 22 to 25.
•Disclosures under the headings ‘Promote positive drinking’, ‘Champion diversity and inclusion’, ‘Pioneer grain to glass sustainability’ and ‘Doing business the right way from grain to glass’ on page 25.
•Disclosures under the heading ‘Our business model’ on pages 31 to 33.
•Disclosures under the heading ‘Stakeholder engagement’ on pages 39 to 40.
•Disclosures under the headings ‘Delivering our Performance Ambition’, ‘Our strategic outcomes’, ‘Our culture and values’, ‘4. Promote positive drinking’, ‘5. Champion inclusion and diversity’, and ‘6. Pioneer grain to glass sustainability’ in the section ‘Our strategic priorities’ on pages 43 to 58.
•Disclosures under the heading ‘Monitoring performance and progress’ of non-financial key performance indicators on pages 59 to 63.
•Disclosures under the heading ‘Sustainability performance’ on pages 64 to 67.
•Disclosures under the heading ‘Doing business the right way, from grain to glass’ on pages 68 to 71.
•Disclosures under the headings ‘Society 2030: Spirit of Progress’ on pages 111, 115, 118, 122 and 127 in relation to each reporting segment in the Business review.
•Disclosures under the headings ‘Workforce engagement statement’, ‘Internal control and risk management’ and ‘Political donations’ on pages 169 to 173.
•Disclosures under the headings ‘Disclosure of information to the auditor’ and ‘Corporate governance statement’ on page 215.

Recent trends
The following comments were made by Ivan Menezes, Chief Executive of Diageo, in Diageo’s preliminary results announcement on 29 July 2021:

I am very pleased with the strong financial results we have delivered in fiscal 21, while continuing to invest in long-term sustainable growth. We delivered organic net sales growth across all regions, led by a strong performance in North America, and we held or gained off-trade market share in over 85%(i) of our business. These results demonstrate the strength and relevance of our brands and the extraordinary efforts of our talented people. I would like to thank all of my colleagues for their dedication and resilience, and to express my deepest condolences to all who have lost loved ones this year due to the pandemic.
I believe that our foundation, built through outstanding brand-building, active portfolio management, consumer-led innovation, smart investment in data analytics tools and embedding a culture of everyday efficiency, has been a key competitive advantage for Diageo. We were well-positioned to successfully manage the challenges created by Covid-19, we have responded quickly to changing consumer trends and we have emerged stronger.
A key priority has been supporting the hospitality sector through the pandemic, including our $100 million global fund to enable the safe re-opening and recovery of pubs and bars. We have also built on our successful ESG track record with the launch of ‘Society 2030: Spirit of Progress’, our new 10-year action plan to shape a more sustainable and inclusive business.
While our business has recovered strongly in fiscal 21, with net sales growth on a constant basis ahead of fiscal 19 in three of our five regions, we expect near-term volatility in some markets. However, I remain optimistic about the growth prospects for our industry, with spirits continuing to gain share of total beverage alcohol globally and premiumisation trends remaining strong. I believe Diageo is very well positioned to capture these exciting opportunities to drive long-term sustainable growth and shareholder value.

(i)    Source: Internal estimates incorporating AC Nielsen, Association of Canadian Distillers, Dichter & Neira, Frontline, Intage, IRI, ISCAM, NABCA, Scentia, State Monopolies, TRAC and other third-party providers. All analysis of data has been applied with a tolerance of +/- 3 bps. Percentages represent percent of markets by total Diageo net sales contribution that have held or gained off-trade share. India and Canada share data represents total trade. Measured markets indicates a market where we have purchased any market share data. Market share data may include beer, wine, spirits or other elements. Measured market net sales value sums to 87% of total Diageo net sales value in fiscal 21.

Historical information
The following tables present selected consolidated financial data for Diageo for the five years ended 30 June 2021 and as at the respective year ends. The data presented below for the five years ended 30 June 2021 and the respective year ends has been derived from Diageo’s consolidated financial statements, audited by Diageo’s independent auditor, PricewaterhouseCoopers LLP for each of the five years ended 30 June 2021.

Income statement data

	Year ended 30 June
	2021 £ million	2020 £ million	2019 £ million	2018 £ million	2017 £ million
Sales	19,153	17,697	19,294	18,432	18,114
Excise duties	(6,420)	(5,945)	(6,427)	(6,269)	(6,064)
Net sales	12,733	11,752	12,867	12,163	12,050
Cost of sales	(5,038)	(4,654)	(4,866)	(4,634)	(4,680)
Gross profit	7,695	7,098	8,001	7,529	7,370
Marketing	(2,163)	(1,841)	(2,042)	(1,882)	(1,798)
Other operating items	(1,801)	(3,120)	(1,917)	(1,956)	(2,013)
Operating profit	3,731	2,137	4,042	3,691	3,559
Non-operating items	14	(23)	144	—	20
Net interest and other finance charges	(373)	(353)	(263)	(260)	(329)
Share of after tax results of associates and joint ventures	334	282	312	309	309
Profit before taxation	3,706	2,043	4,235	3,740	3,559
Taxation	(907)	(589)	(898)	(596)	(732)
Profit from continuing operations	2,799	1,454	3,337	3,144	2,827
Discontinued operations	—	—	—	—	(55)
Profit for the year	2,799	1,454	3,337	3,144	2,772

Weighted average number of shares	million	million	million	million	million
Shares in issue excluding own shares	2,337	2,346	2,418	2,484	2,512
Dilutive potential ordinary shares	8	8	10	11	11
	2,345	2,354	2,428	2,495	2,523
Per share data	pence	pence	pence	pence	pence
Dividend per share	72.55	69.88	68.57	65.30	62.20
Basic earnings per share
Continuing operations	113.8	60.1	130.7	121.7	108.2
Discontinued operations	—	—	—	—	(2.2)
	113.8	60.1	130.7	121.7	106.0
Diluted earnings per share
Continuing operations	113.4	59.9	130.1	121.1	107.7
Discontinued operations	—	—	—	—	(2.2)
	113.4	59.9	130.1	121.1	105.5

Historical information (continued)
Balance sheet data

	As at 30 June
	2021 £ million	2020 £ million	2019 £ million	2018 £ million	2017 £ million
Non-current assets	20,508	21,837	21,923	21,024	20,196
Current assets	11,445	11,471	9,373	8,691	8,652
Total assets	31,953	33,308	31,296	29,715	28,848
Current liabilities	(7,142)	(6,496)	(7,003)	(6,360)	(6,660)
Non-current liabilities	(16,380)	(18,372)	(14,137)	(11,642)	(10,160)
Total liabilities	(23,522)	(24,868)	(21,140)	(18,002)	(16,820)
Net assets	8,431	8,440	10,156	11,713	12,028
Share capital	741	742	753	780	797
Share premium	1,351	1,351	1,350	1,349	1,348
Other reserves	1,621	2,272	2,372	2,133	2,693
Retained earnings	3,184	2,407	3,886	5,686	5,475
Equity attributable to equity shareholders of the parent company	6,897	6,772	8,361	9,948	10,313
Non-controlling interests	1,534	1,668	1,795	1,765	1,715
Total equity	8,431	8,440	10,156	11,713	12,028
Net borrowings	(12,109)	(13,246)	(11,277)	(9,091)	(7,892)

Historical information (continued)
Notes to the historical information
1. Accounting policies The consolidated financial statements for each of the five years ended 30 June 2021 have been prepared in accordance with IFRS. The IFRS accounting policies applied by the group to prepare the financial information in this document are disclosed in the notes to the consolidated financial statements.
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

2. Exceptional items Exceptional items are those that in management’s judgement need to be disclosed separately. Such items are included within the income statement caption to which they relate, and are separately disclosed in the notes to the consolidated financial statements. An analysis of exceptional items is as follows:

	Year ended 30 June
	2021 £ million	2020 £ million	2019 £ million	2018 £ million	2017 £ million
Exceptional operating items
Ongoing litigation in Turkey	(15)	—	—	—	(33)
Guaranteed minimum pension equalisation	(5)	—	(21)	—	—
Donations	(5)	(89)	—	—	—
Obsolete inventories	7	(30)	—	—	—
Substitution drawback	3	83	—	—	—
Brand, goodwill, tangible and other assets impairment	—	(1,345)	—	(128)	—
Indirect tax in Korea	—	24	(35)	—	—
French tax audit penalty	—	—	(18)	—	—
Customer claim in India	—	—	—	—	(32)
Disengagement agreements relating to United Spirits Limited	—	—	—	—	23
	(15)	(1,357)	(74)	(128)	(42)
Non-operating items
Sale of businesses and brands	14	(31)	144	—	20
Step acquisitions	—	8	—	—	—
	14	(23)	144	—	20
French tax audit interest	—	—	(9)	—	—

Items included in taxation
Tax credit on exceptional operating items	4	154	4	13	11
Tax on sale of businesses	—	—	(33)	—	(7)
Tax rate change in the UK	(46)	—	—	—	—
Tax rate change in the Netherlands	(42)	—	51	—	—
French audit settlement	—	—	(61)	—	—
US tax reform	—	—	—	354	—
UK transfer pricing settlement	—	—	—	(143)	—
UK industrial building allowance	—	—	—	(21)	—
	(84)	154	(39)	203	4
Exceptional items in continuing operations	(85)	(1,226)	22	75	(18)
Discontinued operations net of taxation (note 3)	—	—	—	—	(55)
Exceptional items(i)	(85)	(1,226)	22	75	(73)
(i)    For further details on exceptional items see pages 236-238.

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

		Year ended 30 June
		2021 pence	2020 pence	2019 pence	2018 pence	2017 pence
Per ordinary share	Interim	27.96	27.41	26.10	24.90	23.70
	Final	44.59	42.47	42.47	40.40	38.50
	Total	72.55	69.88	68.57	65.30	62.20
		$	$	$	$	$
Per ADS	Interim	1.53	1.36	1.36	1.39	1.18
	Final	2.48	2.19	2.11	2.10	2.02
	Total	4.01	3.55	3.47	3.49	3.20

Note: Subject to shareholders’ approval the final dividend for the year ended 30 June 2021 will be paid on 7 October 2021, and payment to US ADR holders will be made on 13 October 2021. In the table above, an exchange rate of £1 = $1.39 has been assumed for this dividend, but the exact amount of the payment to US ADR holders will be determined by the rate of exchange on 13 October 2021.

5. Net borrowings are defined as gross borrowings (short-term borrowings and long-term borrowings plus lease liabilities plus interest rate hedging instruments, cross currency interest rate swaps and funding foreign currency forwards and swaps used to manage borrowings) less cash and cash equivalents.

6. Share capital As at 30 June 2021 there were 2,559 million (2020 – 2,562 million, 2019 – 2,601 million, 2018 – 2,695 million, 2017 – 2,754 million) ordinary shares of 28 101/108 pence each in issue with a nominal value of £741 million (2020 – £742 million, 2019 – £753 million, 2018 – £780 million, 2017 – £797 million).
During the year ended 30 June 2021 the group purchased 3.2 million ordinary shares (2020 – 39 million, 2019 – 94.7 million, 2018 – 58.9 million), representing approximately 0.1% of the issued ordinary share capital (2020 – 1.5%, 2019 – 3.5%, 2018 – 2.1%) at an average price of £34.07 per share, and an aggregate cost of £109 million (including £1 million of transaction costs) (2020 – £32.43 per share, and an aggregate cost of £1,282 million including £7 million of transaction costs, 2019 – £29.24 per share, and an aggregate cost of £2,775 million including £6 million of transaction costs, 2018 – £25.43 per share, and an aggregate cost of £1,507 million including £9 million of transaction costs) under the share buyback programme. The shares purchased under the share buyback programmes were cancelled.
A financial liability of £91 million was established at 30 June 2021 representing the 2.6 million shares that were expected to be purchased before 29 July 2021.

7. Exchange rates A substantial portion of the group’s assets, liabilities, revenues and expenses are denominated in currencies other than sterling. For a discussion of the impact of exchange rate fluctuations on the group’s financial position and results of operations, see note 15 to the consolidated financial statements.

Strategic report

Business description

Our brands

With over 200 brands sold in more than 180 countries, our portfolio offers something for every taste and celebration

Brand building expertise
People and brands are at the very heart of Diageo. To develop, launch and grow a brand requires creativity, determination and belief. Arthur Guinness had belief – signing a 9,000-year lease on the St. James’s Gate Brewery in Dublin. Alexander Walker, John's son, was determined that their whiskies would be carried by every ship’s captain, ‘from the four corners of Scotland to the four corners of the world’. Today, our people share these attributes, combining their entrepreneurial flair and award-winning creativity, with deep understanding of consumer insights and the latest data to nurture and build our brands.
Global or local, every one of our brands has a story. Many benefit from bearing witness to the changing world over centuries while others are products of our world today. All have a unique purpose and role to play in creating enduring connections with people. While we honour the past, we are passionate about nurturing categories old and new, and about building authentically crafted, culturally relevant brands.
Innovation drives us forward to create new products, tastes and experiences for people to enjoy as part of celebrations big or small. We are obsessed with building brands that will stand the test of time and are continuously learning from our consumers, our partners and today’s entrepreneurs to ensure we are developing the brands of tomorrow. This requires focus, precision and investment in what we call a perfect blend of ‘creativity with precision’. This is our shorthand for the way we effectively combine data, insights and innovation with the creative flair our consumers expect from the custodian of some of the most iconic brands in the world.

We own Johnnie Walker and Smirnoff, two of the world’s four largest international spirits brands by retail sales value1
1. IWSR, 2020

We are the global leader in super premium and above international spirits with retail sales value of over £4.5bn2
2. IWSR, 2020

GUINNESS
Making connections, rooted in culture
How do you build a 'global icon with a local heartbeat'? For us, it's about continually building on the rich cultural heritage of this outstanding, distinctive brand, weaving it into the fabric of a local culture. That means understanding key moments in people's lives – and the meaningful role Guinness can play in those moments - and connecting with consumers in unforgettable ways.
This year, Guinness was the most talked about beer brand in the world on social media,1 driven by a series of innovative campaigns that built on a long legacy of creative excellence and cultural relevance.
Guinness stands for optimism – after all, ’good things come to those who wait’ – and during Covid-19, we all needed to be reminded that the best is yet to come. So in Great Britain, where lockdown restrictions meant people were missing the shared communion of a pint in the pub, our ’Welcome Back’ campaign responded by celebrating that first pint back – back with friends and family, and back in the community.
Hope characterised our campaign in the United States too, which focussed on football, America’s most popular sport. In partnership with legendary quarterback Joe Montana, the ’Comeback Kid’, we delivered a message of optimism and resilience – that success is measured not only by your wins, but also by how you come back from a hard loss, or a hard year.
In Nigeria we found new ways to join the conversation. We partnered with Prince Nelson Enwerem, the hugely popular Big Brother Nigeria contestant, in a campaign that paid homage to the culture of East Nigeria. The campaign had over two million views in the first three days of launch, underlining the power of Guinness’s cultural ties.
1. Sprinklr, July 2020 to June 2021

Business description (continued)
Connecting purpose to performance

Building a company that will prosper over the long term
We are a global company built on and sustained through innovation, creating new products, categories and experiences for consumers.
We are the stewards of iconic, purpose-led brands created by entrepreneurs like John and Alexander Walker, Elizabeth Cumming, Charles Tanqueray, Arthur Guinness and many more that have followed in their footsteps. Today, we stand on their shoulders and act with the same entrepreneurial spirit and determination.
They understood, as we do today, that our distilleries, breweries and the hospitality industry we serve are at the heart of local communities and that our business will only thrive if it helps these communities prosper too. We have an important role to play in ensuring we create shared value, deliver consistent performance and have a positive impact where we live, work, source and sell.

At the heart of everything we do

OUR PURPOSE
Celebrating life, every day, everywhere.
Our purpose is about being the best we can be at work, at home and in the community. We are passionate about the role our brands play in celebrating life the world over. At the core of our approach is a commitment to positive drinking through promoting moderation and addressing the harmful use of alcohol: doing so is good for consumers and good for business.
We believe that our responsibility and influence extend beyond our direct operations. Our ‘Society 2030: Spirit of Progress’ action plan sets ambitious goals that support our commitment to shaping a more sustainable and inclusive business and society. We are building and nurturing some of the world’s most well-loved brands, rooted in culture and local communities. We take great care in building sustainable supply chains; in protecting the environment and the natural resources we all rely on; and in our commitment to skills development, empowerment, inclusion and diversity.

OUR AMBITION
To be one of the best performing, most trusted and respected consumer products companies in the world.
To be best performing, we need to deliver efficient growth and value creation for our shareholders. This means delivering quality, sustainable growth in net sales, steady margin expansion and reliable cash flows year after year. To be most trusted and respected, we must do business the right way from grain to glass and ensure our people are highly engaged and continuously learning.

Shaping the way we work.
OUR VALUES AND CULTURE
Our culture is rooted in a deep sense of our purpose and values.
Our values underpin our business, sitting at the heart of our culture and guiding all our work:
–Passionate about consumers and customers
–Freedom to succeed
–Proud of what we do
–Valuing each other
–Be the best

Business description (continued)
A roadmap for achieving our ambition
OUR STRATEGIC PRIORITIES
Our six inter-related and mutually reinforcing strategic priorities to drive our company forward.
They help us to deliver the strategic outcomes against which we measure our performance.

OUR STRATEGIC OUTCOMES
[EG] Efficient growth
[EP] Engaged people
[CVC] Consistent value creation
[CT] Credibility and trust
Read more on page 43.

Aligned to stakeholders’ interests	Measuring our progress
OUR STAKEHOLDERS	OUR KEY PERFORMANCE INDICATORS
Our people	[EG] Organic net sales growth
Consumers	[EG] Organic operating profit growth
Customers	[EG] Earnings per share before exceptional items
Suppliers	[EG] Free cash flow
Communities	[CVC] Return on average invested capital
Investors	[CVC] Total shareholder return
Governments and regulators	[CVC] [CT] [EP] Percentage of ethnically diverse leaders globally
[CVC] [CT] [EP] Percentage of female leaders globally
[CT] [EP] Reach and impact of positive drinking programmes
[CT] [EP] Health and safety
[CT] [CVC] Water efficiency
[CT] [CVC] Carbon emissions
[CT] [EP] Employee engagement
Read more on pages 39-40.	Read more on pages 59-63.

Business description (continued)
Chairman’s statement

Creating a positive impact
The pandemic has continued to pose unprecedented challenges for our people and the communities where we operate. Our employees have shown tremendous resilience and dedication, making major contributions to alleviate the public health emergency while supporting the hospitality industry around the world. I would like to express my thanks on behalf of the Board for their care to one another, to our suppliers, to our customers and to society at large.
Throughout the pandemic, our first priority has been the health, safety and wellbeing of our employees. We believe the results of this year’s Your Voice survey, which continue to reflect high levels of employee engagement, also recognise the wellbeing programmes we have provided in response to Covid-19: 89% of respondents told us they are proud to work for Diageo and 81% would recommend Diageo as a great place to work.1
Again this year, Diageo has displayed its culture of agility, moving at pace to adapt ways of working, capturing emerging opportunities with our consumers and trade partners, delivering further efficiencies and continuing to invest in the foundations of our long-term success.

Recommended final dividend per share
2021: 44.59p    ↑5%
2020: 42.47p
Total dividend per share2
2021: 72.55p ↑4%
2020: 69.88p
Total shareholder return
2021: 32%
2020: (19)%

1. 85% of our global employees completed the survey
2.Includes recommended final dividend of 44.59p.

Diageo in society – ’Society 2030: Spirit of Progress’
The terrible toll of the pandemic has rightly brought even greater scrutiny to corporations’ social and environmental impacts and to their governance and reporting of non-financial performance. In November 2020, we were proud to launch our new 10-year sustainability action plan, ‘Society 2030: Spirit of Progress’. The plan builds on Diageo’s long and ambitious track record on environmental, social and governance (ESG) issues, with 25 new goals focussed in three core areas: promoting positive drinking; championing inclusion and diversity; and pioneering grain-to-glass sustainability.
Diageo is a business that has long been committed to ESG progress, delivering strong performance across our social and environmental targets to 2020. We have delivered a 50% absolute reduction in our direct carbon emissions since 2008. This places us among the leading companies in our peer set, with consistent inclusion in CDP’s A list for both climate change and water security over the last five years. We are pleased with the progress we are making on packaging and regenerative agriculture, building partnerships with cutting-edge innovators. This year, we launched Pulpex Limited with Pilot Lite, developing the world’s first ever 100% paper-based spirits bottle, which we anticipate will debut with Johnnie Walker in fiscal 23. We believe this innovation will transform the use of sustainable packaging at scale in the years to come.
Our 2030 goals represent a ‘whole of business’ agenda and accountability for them sits across the Board and the Executive Committee. For the first time, 20% of the shares granted to our senior management under the Long-Term Incentive Plan (LTIP) will be linked to ESG measures across all three of the plan’s focus areas, creating direct accountability for our 2030 goals. We are among the first group of companies directly to incentivise delivery on societal impact in this way. Read more on pages 183-213.
Climate change is a significant issue and the transition to a low-carbon economy will create both risks and opportunities for all businesses. We have taken steps over many years to understand and address climate change impacts through our work to both decarbonise our business and value chain, and champion water stewardship. We continue to build our understanding of the impacts of climate change and have been reporting quantitative progress against our targets since 2009. We also continue to extend our assessment of climate change impacts, and our existing disclosures, on our journey to adopting all the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD). Read more about our work on pages 84-97.

Business description (continued)
Stakeholders
Our ambition is to be one of the best performing, most trusted and respected consumer products companies in the world and we know we can only achieve this through engagement and partnership with our stakeholders. We have responded to the hardship created by Covid-19 with support measures ranging from wellbeing initiatives, additional flexibility in working hours and healthcare support for our people, to our $100 million ‘Raising the Bar’ programme to help pubs and bars recover from the pandemic. Read more about our approach to stakeholder engagement on pages 39-40.
As designated Non-Executive Director for workforce engagement, I have had the pleasure of ‘virtually’ meeting a wide range of employees around the world this year. In these open, participative and engaging sessions we discussed our approach to developing talent, our culture, business strategy, innovation and, of course, our response to the pandemic. Our people continue to provide a rich source of ideas and perspectives which are invaluable to the Board. Read our workforce engagement statement on pages 169-170.

Global environment
Although the economic disruption from Covid-19 has started to ease in some parts of the world, many countries continue to experience uncertainty and volatility. We have adapted quickly to shifts in consumer behaviour and have increased investment behind effective marketing and innovation to ensure Diageo emerges stronger from this terrible pandemic.
International trade is at the heart of our business. We were well prepared for the United Kingdom’s departure from the European Union and we see some potential longer-term opportunities for the United Kingdom to strike beneficial new trade deals for spirits. We were also pleased to see the United Kingdom, European Union and United States resolve their aerospace dispute involving Boeing and Airbus, with US tariffs on single malt scotch and liqueurs removed. We look forward to the United Kingdom utilising its newly independent trade policy to support spirits exports to key markets, with tariffs to be removed by Australia with the ratification of its new free trade agreement with the United Kingdom and the opening of trade talks with India this year.

Creating value
I am encouraged by the performance Diageo has delivered in fiscal 21. The business has good momentum, built on solid foundations for future progress across the four areas of performance we measure: efficient growth, consistent value creation, credibility and trust, and engaged people. Return on invested capital was up 112 basis points to 13.5%. Total shareholder return (TSR) was 32% this year and our 10-year annualised TSR is in the top quartile of our peer group.
We continue to target dividend cover (the ratio of basic earnings per share before exceptional items to dividend per share) of between 1.8 and 2.2 times. The recommended final dividend is 44.59 pence per share, an increase of 5%. This brings the recommended full-year dividend to 72.55 pence per share and dividend cover to 1.6 times. Subject to shareholder approval, the final dividend will be paid to UK shareholders on 7 October 2021. Payment will be made to US ADR holders on 13 October 2021. On 9 April 2020, due to uncertainties related to Covid-19, we announced that we would not initiate, in fiscal 20, the second phase of our return of capital programme, approved by the Board on 25 July 2019. On 12 May 2021, the Board approved the recommencement of this programme, extending the completion date to 30 June 2024. The second phase of the programme, which will return up to £1.0 billion, is expected to be completed by 30 June 2022, and the group has purchased 3.2 million ordinary shares returning £108 million to shareholders this year.

Board changes
After eight years on the Board, Ho KwonPing stepped down on 28 September 2020. On behalf of all my Board colleagues, I would like to thank him for the valuable contribution he made during his tenure on the Board.
From 1 October 2020, Sir John Manzoni, formerly Chief Executive of the Civil Service and Permanent Secretary to the Cabinet Office in the United Kingdom, was appointed Non-Executive Director. Ireena Vittal, who brings experience in strategy, consumer insights and digital, with a particular focus on the Indian market, joined the Board as a Non-Executive Director on 2 October 2020. Valérie Chapoulaud-Floquet, the former CEO of Rémy Cointreau S.A., joined the Board on 1 January 2021. Sir John, Ireena and Valérie all joined the Audit, Nomination and Remuneration Committees on appointment.
In January 2021, we announced that Kathy Mikells, Chief Financial Officer, would be leaving Diageo and the Board at the end of June. My sincerest thanks go to Kathy for her dedicated contribution to Diageo over the past six years and her exceptional partnership with the Board. I was delighted to welcome Kathy’s successor, Lavanya Chandrashekar, to the Board from 1 July 2021. Her strong track record at Diageo and, previously, with leading consumer products companies, will ensure she makes a valuable contribution to both the Board and the Executive Committee.
Siobhán Moriarty, General Counsel and Company Secretary, will be retiring from Diageo on 30 September 2021 after a career at the company spanning over 20 years. I am very thankful to Siobhán for both her outstanding contribution to the company and her support and wise counsel to the Board. Tom Shropshire, formerly a Partner & Global US Practice Head at Linklaters LLP, will succeed Siobhán as General Counsel and Company Secretary, and the Board looks forward to working with him.

Business description (continued)
Looking ahead
Diageo’s broad portfolio and geographic footprint, our expertise in brand building and execution, as well as our leading market positions, provide a solid foundation for sustainable growth. Throughout the year, the business has acted with agility, seizing opportunities to invest prudently where we saw recovery and continuing to allocate capital for the long term. Whilst uncertainty remains and travel retail is still severely impacted, the long-term trends for our industry continue to be extremely attractive. Your Board and executive leadership team will ensure that Diageo continues to focus on long-term value creation for all our stakeholders.
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
Read about: –Our stakeholder groups on pages 39-40 –How stakeholders were taken into account in decision-making on pages 165-167

Business description (continued)
Our investment proposition

Positioned to win
Diageo is a global leader in the premium and above spirits segment – which is growing globally and gaining share.1
And with Guinness at the heart of our portfolio, the majority of our beer business is positioned in the premium, flavourful beer segments, which are growing fastest.2

In an attractive industry
Total beverage alcohol (TBA) has a strong record of value growth over the last 10 years, with international spirits growing faster than TBA.3 Premiumisation has been a consistent trend with the highest price tiers growing at more than double the spirits category growth rate between 2015 and 2020.4 And our Reserve portfolio of exceptional brands, which is focussed on capturing the global luxury opportunity, grew 36% this year.
Spirits’ versatility provides the flexibility to respond to evolving consumer tastes and occasions. With low spirits penetration in many emerging markets and only 4% of global TBA share,5 we have opportunities to grow in all regions. In beer, our geographic footprint and brand portfolio best position us for opportunities in premium and above segments, distinctive flavours and developing markets.
Read more on pages 26-30.

With a leading footprint and brand portfolio
Diageo owns over 200 brands sold in more than 180 countries. Combined with the breadth and depth of our portfolio across attractive categories and price points, we have both exposure to some of the greatest consumer growth opportunities and some resilience to global trading volatility.
We take an active and disciplined approach to managing our portfolio of brands. Through the acquisition of premium-plus brands in fast-growing categories, such as tequila brands Don Julio in 2015 and Casamigos in 2017, as well as strategic disposals, including the sale of our main US wine businesses in 2016 and 19 US brands in 2018, we have strengthened our portfolio and geographic footprint.
We are experts in the art of brand building and in innovation, combining creativity with data and tools that deepen our understanding of consumers and customers. Strong organic growth of brands such as Crown Royal, Gordon’s and Baileys has been driven by creative, effective marketing and insights-driven innovation. It has also contributed to the strengthening of our portfolio in fast-growing categories, including US whiskey, Canadian whisky, baijiu, tequila and gin.
54% of our reported net sales are now generated from premium-plus products. Geographically, we continue to benefit from our market-leading position in North America and our exposure to India and China. China now accounts for just over 5% of our reported net sales.
Read more on pages 48 and 98-134.

An effective route to consumer
We need to have the right product in the right place at the right time in order to win with consumers. We have invested in transformational digital and data capabilities that deliver consistent ways of working and enable teams to bring a customer-first mindset to every interaction. Our tools, such as Trax, EDGE365 and Diageo One, give us deeper insights that improve the quality of our customer service and enhance our productivity. We are also building our e-commerce and direct-to-consumer capabilities, which further expand our sales reach to consumers.
In combination with the strength of our on-trade customer relationships, which are enhanced through programmes such as Diageo Reserve World ClassTM and Diageo Bar Academy, we have an effective route to our consumers that we continue to work to improve.
Read more on pages 30 and 47.

Financial strength and a culture of efficiency
A culture of efficiency and effectiveness is embedded across Diageo. We continue to deliver progress on productivity, creating savings that fuel investments across our business. We continuously challenge ourselves to simplify and automate more of our processes and systems, enabling faster and better decision-making.
We have a consistent and disciplined approach to capital allocation, prioritising investment in the business to deliver sustainable and efficient organic growth and pursuing acquisitions that further strengthen our exposure to attractive categories. Excess cash is returned to shareholders.
We have a track record of growing shareholder value and have increased our full-year dividend per share every year since 2001, including during Covid-19. This means that over the last 20 years our absolute dividend per share has increased 225%. Over the last four years we have returned £5.6 billion to shareholders through share buybacks.
Read more on pages 46-47.

Business description (continued)

Highly engaged people
Our people make the difference. This year, 89% of respondents to our Your Voice survey told us they are proud to work for Diageo and 81% would recommend Diageo as a great place to work.6
Read more on pages 41-42.

And a commitment to shaping a more sustainable future
It is fundamental to our Performance Ambition that we do business in the right way, which is why our ‘Society 2030: Spirit of Progress’ action plan is an integrated part of our strategic priorities. We strongly believe there are commercial benefits to our actions across a full range of ESG issues. These are not just about meeting regulatory requirements and stakeholder expectations, but are fundamental to attracting and retaining the best talent, building deep consumer loyalty, creating new partnerships, and increasing innovation, efficiency and resilience across our operations.
Read more on pages 43, 50-58 and 64-71.

1. IWSR, 2020 - retail sales value (RSV) CAGR 2010-2020
2. Global Data, 2019
3. IWSR, 2020
4. IWSR, 2020
5. IWSR, 2020
6. 85% of our global employees completed the survey

Business description (continued)
Chief Executive’s statement
Emerging stronger
I am very proud of how Diageo’s 27,650 employees have supported each other, our customers and the communities in which we live and work throughout this terrible pandemic. Our company is emerging stronger and I would like to thank all my colleagues for their dedication and resilience. I would also like to express my deepest condolences to the families of employees who lost their lives and to all who have lost loved ones this year due to the pandemic.
As we have faced the immediate challenges of the pandemic, we have also continued to focus on investing for the long term and on building a sustainable business with our ambitious 10-year ESG action plan, 'Society 2030: Spirit of Progress'. Diageo’s success rests on the commitment of my colleagues, the strength of our brands, and our determination to be a responsible, sustainable and inclusive business. The past year has demonstrated powerfully the importance and the strength of these foundations.

Reported volume movement 2021: 9.9%↑ 2020:11.8% ↓	Volume movement 2021: 11.2% ↑ 2020: 11.2% ↓
Reported net sales movement 2021: 8.3% ↑ 2020: 8.7% ↓	Net sales movement 2021: 16.0% ↑ 2020: 8.4%↓
Reported operating profit movement 2021: 74.6%↑ 2020: 47.1%% ↓	Operating profit movement 2021: 17.7% ↑ 2020: 14.4%↓
Performance
We have seen continued volatility in fiscal 21, with disruption caused by the closure of bars and restaurants in many countries; the severe impact on travel retail; the need to adapt quickly to an increase in demand through retail outlets and disruption in our supply chains; and significant changes to ways of working for our employees across our supply operations and for those working from home. Notwithstanding this dynamic and challenging operating environment, we have delivered a strong set of results.
For the full year, reported net sales increased 8.3% with strong organic growth partially offset by an adverse foreign exchange impact. Organic net sales were up 16%, following a decline in fiscal 20, with growth across all regions. Growth was driven by consumer demand in the off-trade channel (customer retail outlets) and a partial recovery of the on-trade channel (pubs, bars and restaurants) in key markets. Organic net sales growth also benefitted from lapping a reduction of inventory levels by our customers in fiscal 20, and the replenishment of stock levels by distributors and retailers in North America in fiscal 21. This was partially offset by continued destocking in Travel Retail. Overall, however, we held or grew off-trade market share in over 85% of total net sales in measured markets, up from 65% last year.1
Reported operating profit increased 74.6%. This was due to a significant reduction in exceptional items and 17.7% growth in organic operating profit, partially offset by an adverse foreign exchange impact. Following a decline in fiscal 20, organic operating profit grew in all regions except Europe and Turkey. Organic operating margin increased 46 basis points (bps). This was driven by overhead efficiencies and the lapping of one-off expenses related to disruption in the operating environment, partially offset by a decline in gross margin and increased marketing spend. Gross margin declined 40bps driven by adverse mix, especially in our Guinness beer business, which was impacted by channel and market mix.
Reported and organic net sales were up across all categories, with the exception of beer, where reported net sales were down 4%. Due to Covid-19, the on-trade channel was significantly restricted in many markets, particularly impacting beer in Europe.
Organic net sales of our global giant brands were up 9%, with all brands in growth other than Guinness. Guinness growth was flat due to restrictions in the on-trade channel, particularly in Great Britain and Ireland. Our local stars grew 17%, largely driven by growth in Chinese white spirits, Crown Royal, Buchanan’s and McDowell’s No.1. Our Reserve brands grew 36%, largely driven by Don Julio and Casamigos, which grew 62% and 125% respectively. Ketel One net sales were flat.
Basic earnings per share before exceptional items increased 7.4%, primarily driven by an increase in organic operating profit, partially offset by unfavourable exchange and, to a lesser extent, increased tax.
We delivered £3 billion in free cash flow this year, an increase of £1.4 billion. This was driven by growth in operating profit, working capital management and receipt of a delayed 2019 dividend from associates.
During the year, we have continued to invest for the future, extending our brand portfolio and adapting to changing consumer tastes and occasions. We increased investment in marketing by 23%, ahead of our organic net sales growth, and also continued to invest in manufacturing capacity, digital capabilities, consumer experiences and sustainability.
We acquired two new premium and above portfolios: Aviation American Gin through the Davos Brands acquisition in the United States and Chase Distillery and brands in the United Kingdom. To support our ambitions in the rapidly growing ready to drink category, we made two further acquisitions in the United States, Lone River Ranch Water and Loyal 9 Cocktails, and announced an $80 million investment in our manufacturing footprint.
1. Internal estimates incorporating AC Nielsen, Association of Canadian Distillers, Dichter & Neira, Frontline, Intage, IRI, ISCAM, NABCA, Scentia, State Monopolies, TRAC and other third-party providers

Business description (continued)
Net sales by category

●	Scotch	●	Liqueurs
●	Vodka	●	Gin
●	US whiskey	●	Tequila
●	Canadian whisky	●	Beer
●	Rum	●	Ready to drink
●	IMFL whisky	●	Other

I am also delighted to see our £185 million investment in Scotch whisky tourism in Scotland now coming on stream, with the re-opening of Glenkinchie, Clynelish, Cardhu and Brora distilleries and visitor centres this year, and the imminent opening of our flagship Johnnie Walker experience in Edinburgh.
We have innovated and created new offerings for consumers looking for convenience and celebration at home and we have increased both the visibility and ‘ease-of-shop’ of our brands for online purchase, as online sales of alcohol have rapidly accelerated this year. Consumers have also sought the reassurance of well-known and trusted brands during Covid-19. We have prioritised innovation for our global giants this year, launching, for example, Captain Morgan Tiki in Europe to access the growing early evening occasion with a lower alcohol by volume (ABV) variant; Guinness Nitro Cold Brew Coffee in North America; and Gordon’s 0.0% in Great Britain.

Building a sustainable, responsible and inclusive business
In 2015, we set ambitious environmental and social targets for 2020 and we are proud of the progress we made.2 We recognise, however, that there is much more to do. Our new 10-year ESG action plan, ‘Society 2030: Spirit of Progress’, challenges us to go further. Its 25 goals are built around the most material issues affecting our business and are informed by the lessons we have learned through the delivery of our previous targets.
It is fundamental to our Performance Ambition that we do business in the right way, which is why ‘Society 2030: Spirit of Progress’ sits at the heart of our strategy. We take the same rigorous, data-driven approach to the delivery of our ESG goals as we take to the rest of our business. We understand the importance of measurement and transparency and are moving towards a fully integrated approach to reporting, with all our goals directly linked to our strategic priorities.
As one of the world’s leading distillers and brewers, the two most fundamental material inputs to our business, aside from raw materials, are heat and water. We have a longstanding commitment to preserving the natural resources on which we all depend and to working together to tackle climate change and water stress. In November 2020, Diageo was recognised for the third consecutive year in the Dow Jones World Sustainability Index 2020. We were an early adopter of absolute, rather than relative reductions in our carbon emissions, setting both our 2020 and 2030 targets in line with the principles of the Science Based Targets initiative. And we have committed to achieving net zero carbon in our direct operations (Scopes 1 and 2) by 2030 and to being net zero across our full value chain by 2050 or sooner. Read more on pages 56-58.
2. Read more about our 2015-2020 targets and progress on diageo.com

Our response to Covid-19
Fiscal 21 has been an extraordinary year for our business and our customers, suppliers and partners, as the entire world has navigated through a very dynamic and volatile period. Covid-19 restrictions around the world meant the continued closure of pubs, bars and restaurants, leading to sharp increases in consumer purchases from retail outlets in some markets, such as Great Britain and the United States, and decreases in markets where consumers purchase more of our brands in pubs, bars and restaurants, such as Ireland. Restrictions also led to shifts in consumer behaviour and purchasing patterns, with a large increase in the ‘at home’ occasion and online shopping for our brands.

Business description (continued)
Throughout the pandemic, the health and wellbeing of our employees has been our priority and we have implemented a range of new policies, resources and support. These include additional flexibility to enable employees to manage family responsibilities, an enhanced Employee Assistance Programme, as well as a range of resources to support wellbeing and our new ways of working.
In addition to our immediate steps to donate masks, hygiene products and alcohol to make more than 10 million bottles of hand sanitiser, last June, we launched ‘Raising the Bar’, our $100 million commitment to support the recovery of the hospitality sector around the world. The fund has already benefitted over 39,000 venues that have received hygiene and sanitation kits, furniture for outdoor spaces and solutions for table reservations and contactless ordering. We have also trained over 37,000 bar staff on Covid-19-related protocols to ensure safe operations. Beyond our direct support to pubs, bars and restaurants, the funding has created an economic multiplier effect as over 60% of the procurement funded by ‘Raising the Bar’ has been local. In some countries, such as India, Brazil and China, nearly 100% of procurement spend was local. And we recently pledged £4.5 million to provide infrastructure and equipment in support of India’s Covid-19 response.
Diageo Bar Academy (DBA) is also helping bar owners and staff with training and content that addresses the challenges of adopting new operating models for their businesses, such as guidance on safe re-openings, wellbeing resources, online menus and ‘Cocktails to Go’. A record more than 1.5 million people used DBA this year, an increase of 50%.
We have also worked closely with our suppliers and partners this year, who have managed their businesses through similar supply chain challenges. Sourcing raw materials, such as glass and packaging, for example, led to industry shortages in the United States earlier this year. In working with our suppliers and partners to reduce disruption to their businesses and ours, we have provided support such as sharing our enhanced global supply site operating procedures to help protect the health and wellbeing of our suppliers’ employees. We have also launched our Diageo Supplier Service Hub, which provides a one-stop shop to simplify our ways of working with suppliers.

In the United States, ‘Raising the Bar’ is supporting 25 Historically Black Colleges and Universities with $10 million lifetime endowments for scholarships and grant programmes.

Promoting moderation and addressing the harmful use of alcohol is at the heart of our approach to responsible business and is a critical part of our premiumisation strategy. Although the prevalence of harmful drinking, including heavy-episodic or binge drinking and underage drinking, has been falling in many regions over the last decade, we know there is much more to do. We also know there is no drink of moderation, only a practice of moderation. So we have set goals to reach one billion people with responsible drinking messages from our brands by 2030 and to educate people on the risks of the harmful use of alcohol through the further rollout of our DRINKiQ platform.

We have also set a goal to expand SMASHED, our award-winning alcohol education programme, and educate 10 million people on the dangers of underage drinking by 2030. This year, the development of SMASHED Online and its launch in Great Britain, Northern Ireland, India, Australia and Mexico means we are now able to reach more students virtually. Read more on pages 50-52.
We are proud of the culture of inclusion and diversity we have built at Diageo and were ranked the number one FTSE company for female Board and leadership representation in the 2020 Hampton-Alexander Review. This year, we have increased female Board representation to 60% and the percentage of female leaders globally is now 42%. Our inclusive culture fuels our ability to attract and retain terrific talent around the world, with recent senior hires citing our approach to flexible working and inclusion and diversity as key drivers in their decision to join us.
We have now set new goals to ensure 50% of all leadership roles are held by women, as well as increasing the percentage of ethnically diverse leaders globally to 45% by 2030. Today, 30% of our Board and 37% of our leaders globally, including the Executive Committee, are ethnically diverse. Read more on pages 53-55.

We are committed to building a more sustainable, responsible and inclusive business and society.
To lead our business through the next decade, we have set 25 ambitious goals which are aligned to the United Nations’ Sustainable Development Goals. The issues facing society are complex and connected and we are focussed on the impact we can have throughout our value chain across communities, suppliers, our partners, customers and consumers. From our people to our brands and the way we promote our category, we will leverage the full breadth and reach of our business to shape market-leading policies and practices.
Read more on pages 50-58 and 64-71.

In Ireland, Guinness launched a ‘Keep the Lights On’ campaign, which invited consumers to embrace their local pubs and pay a visit when they re-opened.

We are building and nurturing some of the world’s most iconic brands, rooted in culture and local communities, which is why we are focussed on creating an inclusive, sustainable business in its widest sense. We believe that our responsibility and influence extend beyond our direct operations. We also want to help to build a thriving hospitality sector. Before the pandemic, the sector contributed

Business description (continued)
nearly US$9 trillion to the world’s GDP and accounted for one in ten jobs.3 If there is one positive to come from this pandemic, it is perhaps the broader appreciation of the vital role a thriving hospitality sector plays in communities as a job creator, particularly for younger adults, and as an engine for economic recovery and growth. We will continue to play our part in helping the sector to rebuild after the pandemic.
3. World Travel and Tourism Council, 2021

Looking ahead
I am very proud of the financial results we have delivered in fiscal 21. These results demonstrate the strength and relevance of our brands, our agile response to shifts in consumer behaviour and the extraordinary efforts of our talented people.
Our foundation, built on our brand-building expertise, active portfolio management, consumer-led innovation, investment in data and tools, as well as embedding a culture of everyday efficiency, helped position us to manage through the volatility and disruption caused by Covid-19 and emerge stronger.
While our business has performed strongly this year, we expect near-term volatility in some markets. Notwithstanding this volatility, I remain optimistic about the growth prospects for our industry and believe Diageo is well-positioned to capture the opportunities to drive long-term sustainable growth and shareholder value.

Ivan Menezes
Chief Executive

PROMOTE POSITIVE DRINKING We want to change the way the world drinks for the better.	CHAMPION INCLUSION AND DIVERSITY We believe the most inclusive and diverse culture makes for a better business and a better world.	PIONEER GRAIN TO GLASS SUSTAINABILITY We are committed to preserving the natural resources on which we all depend.
We will do this by celebrating moderation and continuing to address the harmful use of alcohol, expanding our programmes that tackle underage drinking, drink driving and binge drinking.	We will champion inclusion and diversity across our business, with our partners and communities, to celebrate diversity and help shape a tolerant society.	We will work in partnership to tackle climate change, water stress and biodiversity loss, and help create a more sustainable world.
â

PRESERVE WATER FOR LIFE Water is the basis of life and our most precious resource.	BECOME SUSTAINABLE BY DESIGN We all have a responsibility to restore the natural world on which life depends.	ACCELERATE TO A LOW CARBON WORLD The planet needs significant science-based action to create a sustainable low-carbon future.
By 2030, every drink we make will use 30% less water than today and by 2026 we will replenish more water than we use in all our water-stressed areas.	We will do our bit by eliminating waste from our value chain, collaborating with farmers to regenerate landscapes and creating innovative solutions to grow sustainably.	We will decarbonise our own operations by 2030 and work with our suppliers to halve theirs too.

DOING BUSINESS THE RIGHT WAY FROM GRAIN TO GLASS We believe doing business the right way contributes to a fair and just society.
We will create an environment where all our people feel they are treated fairly and with respect. We will act with integrity to ensure we are doing business in the right way, meeting external expectations and our own standards.

Business description (continued)
Our market dynamics

An attractive industry with a runway for growth

Drinking occasions and practices vary depending on local culture and traditions. We believe that drinking in a responsible way can be part of a balanced lifestyle in many societies around the world.
Our markets are shaped by long-term consumer, economic, cultural and social trends, and the regulatory environment. Premium total beverage alcohol has remained resilient during Covid-19 and the long-term trends for our industry remain attractive.

Retail sales value of global alcohol market1
£728 billion

Equivalent units of alcohol sold2
5 billion

New legal purchase age consumers expected to enter the market by 20313
600 million

1. IWSR, 2020
2. IWSR, 2020
3. World Bank, 2021

Read more about our strategic priorities on pages 43-58 and our Risk Factors on pages 72-82

CONSUMERS WANT TO ‘DRINK BETTER’
Consumers are seeking new experiences and higher quality products.
When it comes to beverage alcohol, consumers are ‘drinking better, not more’1 – increasingly choosing brands and categories that offer superior quality, authenticity and taste. This premiumisation trend is supported by product innovation and fuelled by higher levels of prosperity and disposable income, coupled with a greater desire to explore new experiences, ingredients and serves for social occasions.
Higher price spirits tiers grew 9 times faster than the total spirits category
IWSR, 2020, volume CAGR for the period 2010 to 2020
Impact
Over the last 15 years, brands in higher price tiers have consistently grown volume faster than those in lower price tiers.2 Consumers are buying a broader range of premium products, including no- and lower-alcohol drinks, that reflect their diet and lifestyle choices and their interest in natural ingredients and craft production.
Our response
We have built an industry-leading portfolio of Reserve brands. We have done this through focussed investment, brand building, the creation of a dedicated management team and, in many countries, a dedicated route to market. Through the development of our Reserve portfolio, we are able to influence the evolution of both mass and high-end luxury spirits across different categories and occasions, including super premium scotch and tequila.
We are also growing brands of the future, including no- and lower-alcohol choices. We do this through a combination of acquisition, by growing our own brands and by investing in entrepreneurs through the Diageo-backed accelerator programme, Distill Ventures.
This market dynamic aligns with these strategic priorities:
Sustain quality growth, Embed everyday efficiency, Invest smartly, Promote positive drinking, Pioneer grain-to-glass sustainability

Business description (continued)
CONSUMERS ARE INCREASINGLY CHOOSING SPIRITS
Consumers who drink alcohol are increasingly choosing spirits over beer and wine.
This is a long-term trend. In markets where spirits is a less mature category, mainstream spirits brands can offer quality and affordability. In more mature markets, premium core and Reserve brands offer variety and new experiences.
+9% increase in spirits share of total beverage alcohol
IWSR, 2020, for the period 2010 to 2020
Impact
Gin and ready to drink are examples of categories benefitting from switching.3 In the United States, this trend has accelerated during the pandemic, with consumers increasingly choosing spirits in the ‘at home’ occasion.4 This year, in the United States, spirits penetration grew nearly three times as fast as beer and twice as fast as wine.5 In many emerging markets, spirits penetration is still low compared to developed markets, providing the potential for future growth.
1. IWSR, 2020 for 2015 to 2020
2. IWSR, 2020
3. Numerator, 2021
4. Numerator, 2021
5. Numerator, 2021

Our response
Our broad, global portfolio across categories and price points provides consumers with product choice to suit different occasions and their disposable income. Our innovation is driven by our consumer insight on trends and occasions, ensuring we provide choices to suit evolving consumer attitudes and motivations.
This market dynamic aligns with these strategic priorities:
Sustain quality growth, Embed everyday efficiency, Invest smartly, Promote positive drinking

AN EMERGING MIDDLE CLASS WHO CAN AFFORD INTERNATIONAL-STYLE SPIRITS
Global population growth and economic development continue to drive the emergence of consumers with a higher disposable income.
These consumers are seeking new, aspirational experiences and driving demand for quality drinks at a range of price points. They are also moving away from illicit alcohol, which is estimated to account for around 25% of global alcohol sales despite the associated health risks and loss of tax revenue for governments.
550m consumers expected to join 'middle class and above' income bracket by 2031
World Bank, 2021
Impact
Demand for international-style spirits is rising. Around 600 million new legal purchase age consumers are expected to enter the market globally by 2031. Over the same period, we expect hundreds of millions of additional consumers to be able to afford international-style spirits.
Our response
We have built a portfolio of lower price point options such as Smirnoff X1 in Africa, McDowell’s No. 1 in India and Black & White in Latin America. As emerging market consumers’ disposable income rise, these products give them access to quality at affordable prices and enable us to help shape responsible drinking trends. This year, we launched our Chrome Gin innovation in Kenya, in response to rapidly growing interest in the gin category. Chrome Gin is a premium offering at a lower price point, which has proven popular with consumers.
This market dynamic aligns with these strategic priorities:
Sustain quality growth, Embed everyday efficiency, Invest smartly, Promote positive drinking

Business description (continued)
CONSUMERS ARE CHANGING HOW THEY SOCIALISE
Consumers in developed markets are moving away from high-energy, late-night occasions towards more informal, food-related occasions.
They are increasingly interested in drinks that fit occasions before, during and after meals and in choices that suit ‘at home’ and ‘outdoor’ occasions, which have grown significantly during Covid-19.
+12% increase in spirits' share of 'with meal' occasions in Great Britain
Kantar, 2021 for the period 2018 to 2021
Impact
Spirits, which are versatile and adaptable, are benefitting from the trend away from high-tempo socialising, as consumers discover new serves which are suitable for a broader range of occasions in which to enjoy our brands.
Our response
Our consumer insight enables us to innovate within existing brands, anticipate new consumer occasions and create new brands that meet emerging consumer demand. This insight is supported by our ability to develop and launch products and campaigns rapidly and effectively, reaching the right consumers fast. This year, when consumers were unable to visit their local pub for a pint, Guinness launched a campaign to show how it could be enjoyed in any type of glassware, not just the iconic Guinness pint glass.
This market dynamic aligns with these strategic priorities:
Sustain quality growth, Embed everyday efficiency, Invest smartly

CONSUMERS ARE CHANGING HOW THEY BUY
Alongside shifts in the way people socialise and consume, digital and technology are changing the way consumers find and buy our brands.
Online shopping for alcohol is still low compared to other retail categories, but it is a fast-growing channel and has dramatically accelerated during Covid-19. Consumers are increasingly using the internet to discover and learn about brands and products, where previously they might have done so in venues and while out socialising.
+45% increase in e-commerce
IWSR, 2020, global total beverage alcohol retail sales value 2020 vs 2019
Impact
As regulations continue to evolve and e-commerce expands further, digital channels will play an ever-increasing role in bringing our products to consumers. This trend has been accelerated by the impact of Covid-19 and in some markets has favoured spirits. At the peak of the pandemic in 2020, spirits became the biggest beverage alcohol category for the first time on the American e-commerce site Drizly, a position which it has retained in 2021.1
1 Drizly, ‘One year post-lockdown: The new normal of Bev Alc’ 18 March 2021.
Our response
We have developed our route to consumer approach through multiple channels. Continued development of our owned e-commerce channels and capabilities has been a key global focus this year. We expanded the availability of TheBar.com to Colombia and Malts.com to Germany. We also launched Diageo Rare & Exceptional in Singapore and Australia and Party Central in Kenya and Uganda. These help consumers grow their understanding and knowledge of our brands and help them find the right drink for the right occasion. In East Africa, Covid-19-related closures of neighbourhood bars and restaurants meant we needed new, fast and safe ways of getting our products to consumers. In Kenya and Uganda, consumers are now able to order through easy-to-use apps to ensure safe delivery of our brands to their doorstep via digitally enabled ‘boda boda’ motorbike delivery companies.
This market dynamic aligns with these strategic priorities:
Sustain quality growth, Invest smartly, Promote positive drinking

A COMPLEX REGULATORY ENVIRONMENT
The beverage alcohol industry is highly regulated.
Regulation varies widely around the world, often evolving in response to changes in society. This year, for example, we have seen temporary restrictions introduced by some governments in response to Covid-19. Compliance with law and regulation wherever we operate is a minimum and we have long understood that a responsible alcohol company must go beyond mere compliance.
We are proud of our brands and we want them to be enjoyed responsibly. Through our work, we are aligned with the United Nations’ and the World Health Organization’s goal of reducing harmful drinking by 10% by 2025. We also advocate policies and industry standards, including minimum legal purchase age laws and maximum blood-alcohol concentration driving limits, in countries where these are not already in place.
210,443 young people, parents and teachers educated on the dangers of underage drinking this year
Diageo 2021

Business description (continued)
Impact
While most people who choose to enjoy alcohol do so responsibly, the misuse of alcohol can harm individuals and those around them, damage our industry’s reputation and make it harder for us to create value.
Our response
We want to offer consumers the opportunity to ‘drink better, not more’ – an approach that is rooted in our social values and aligns with our business model as a producer of premium drinks. We are committed to promoting moderation while campaigning to reduce harmful drinking and improving laws and industry standards. Our approach to positive drinking, described on pages 50-52, includes ambitious targets for areas in which we can have the greatest impact in reducing harm: drink driving, underage drinking and binge drinking.
This market dynamic aligns with these strategic priorities:
Sustain quality growth, Embed everyday efficiency, Promote positive drinking

CONSUMERS EXPECT BUSINESSES TO ACT RESPONSIBLY
Consumers, like all stakeholders, are increasingly challenging businesses to show how they make a positive impact across all aspects of society.
They rightly expect to see that businesses are generating wealth, fostering inclusion and diversity, respecting human rights, supporting their communities and acting on important societal and environmental issues, including climate change and water stress.
89% of people say companies and brands have a responsibility to take care of the planet and its people
'Regeneration Rising', Wunderman Thompson, 2021
Impact
Earning trust and respect is fundamental to achieving our ambition. We know our brands must continue to play an active role in society to meet consumer demands. This must be underpinned by a business that reduces environmental impact and promotes inclusive economic growth, while making sure to do business with integrity and respect for human rights.
Our response
The 25 goals in our ‘Society 2030: Spirit of Progress’ plan provide a platform for many of our global brands’ sustainability programmes, such as Johnnie Walker’s ‘Next Steps’ initiative and Talisker’s partnership with Parley to rewild the oceans. This year, in response to Covid-19, we have supported increased investment in WASH (water, sanitation and hygiene) programmes and we have taken our commitment to a thriving hospitality sector a step further through our $100 million ‘Raising the Bar’ fund, which includes our $20 million Community Fund in the United States in support of social justice initiatives.
This market dynamic aligns with these strategic priorities:
Sustain quality growth, Invest smartly, Promote positive drinking, Champion inclusion and diversity, Pioneer grain-to-glass sustainability
Scotch in China: positioned for premiumisation
Greater China has the largest and fastest-growing super premium and above spirits segment in the world1 – and our portfolio of super premium and luxury Scotch whiskies is helping us meet Chinese consumers’ desire to ‘drink better, not more’.2
Our super premium and luxury Scotch portfolio includes Johnnie Walker, which is Greater China’s biggest Scotch brand by volume and retail sales value.3 It also includes fast-growing brands such as Mortlach and Talisker, and The Singleton, which is Greater China’s largest single malt brand by volume.4
The growth of Johnnie Walker Blue Label over the last four years shows how we are harnessing the trend of premiumisation through the combination of an outstanding liquid, powerful brand building and innovation driven by insights into local culture.
This year, the brand launched a series of eye-catching innovations, including the Forbidden City Edition and a limited edition Chinese New Year bottle celebrating the Year of the Ox – both of which sold out quickly. These innovations combine Chinese consumers’ deep pride in their culture with their demand for unique products that suit gifting and business entertainment occasions. They also trigger a desire to explore and learn about Scotch whisky. We are helping to grow that consumer interest, working with key customers and consumers on product education and mentoring events. For example, we have held 13 Whisky Summits across China and reached over 15,000 people through our Diageo Whisky Academy since 2017.
1, 2, 3, 4. IWSR, 2020

Business description (continued)
Online, on-demand, on track: accelerating Diageo’s e-commerce strategy
The online market for alcohol sales has changed and we have accelerated our approach to digitalising our engagement with consumers all over the world. Our e-commerce retail sales are still relatively small - but they are growing rapidly, expanding by around 70% over the last year across 13 key markets, including the United Kingdom, Germany and China.
As well as building e-commerce opportunities with existing retail customers, we are developing new channels and partnerships, including on-demand.
On-demand platforms take consumers’ orders and find brick-and-mortar retailers to fulfil them in a fast delivery service model. Investing in partnerships with on-demand platforms at the right time can help give us first mover advantage. That is what we have done in the United States through our partnership with Drizly, a leading on-demand alcohol delivery service.
As well as increasing sales, channels like Drizly give us a greater ability to connect with consumers who are looking to discover more about our brands and who tend towards whiskeys, tequilas and higher-priced products. They also support brand building through features such as customised notifications and on-site marketing.
Our investment in e-commerce is driving results. Between July 2020 and June 2021, five Diageo brands were in the top ten spirits brands sold on Drizly, including two of the top three.1 And on China’s largest platform, T-Mall, Diageo is the market leader in whisky, with a 24% market share.2

1. Drizly, 2020
2. Smartpath, 2021

Business description (continued)
Our business model

Creating a truly sustainable business for the long term

We deliver our strategic priorities through a business model that leverages global and local expertise, has the consumer at its heart and puts our responsibilities to our stakeholders front and centre.
Through our ‘Society 2030: Spirit of Progress’ 10-year action plan, we want to help create a more inclusive and sustainable world, creating a positive impact in our company, with our communities and for our society.

Our enablers

Our people
We are proud of our people, whose passion, commitment and specialist skills make the difference. 27,650 people

Our brands
We have a leading portfolio of iconic brands across spirits and beer. Its breadth across categories and price points offers choice for every taste and celebration. 200+ brands

Our relationships
From grain to glass, strong, trusted relationships with all our stakeholders are essential to our business. 180+ countries

Our insight and know-how
Our in-country sales and marketing teams give us greater agility and enhanced insight, so we can anticipate the diverse needs of our consumers and customers.

Our infrastructure
We have a global network of sites devoted to research and development, distillation, maturation, brewing, warehousing and packaging of spirits and beer. 138 sites

Our financial strength
We believe attractive industry margins, a strong balance sheet and solid free cash flows give us the financial strength to execute our strategic priorities and deliver strong stakeholder returns over the long term.

What sets us apart

Our brand portfolio and geographic footprint
We actively manage our leading brand portfolio to ensure we offer consumers a broad range of products across categories and price points. We have extensive operations in the United States and Europe, as well as leading positions in many of the markets that are expected to contribute most to medium- and long-term industry growth.

Our track record in innovation and brand building
To recruit consumers, we innovate across centuries-old brands such as Johnnie Walker, Tanqueray and Guinness, and develop and grow new brands like Aviation American Gin and Casamigos. We use our archives in Scotland and Ireland, two of the largest and most comprehensive in the drinks industry, to provide a rich source of inspiration for our brands. Our creative expertise is enhanced through the use of data and tools, which we use to develop a deep understanding of our consumers and customers. We call this combination ‘creativity with precision’.

Our relationships with the trade
In June 2020, we launched our $100 million ‘Raising the Bar’ programme to support the recovery, from Covid-19, of pubs, bars and restaurants in major hospitality centres around the world. Through Diageo Reserve World Class™ and Diageo Bar Academy programmes, we continue to build a network of relationships with bartenders, customers and distributors that provides us with a strong route to our consumers.

Business description (continued)
Our expertise in distillation and brewing
Our supply chain teams are the guardians of our brands’ quality and craftsmanship. Their skills and experience range from the craft of barrel-making and coppersmithing, to blending scotch, brewing premium beer, designing packaging and ensuring our complex modern supply operations are working to the highest standards.
Read more about our strategic priorities on pages 43-58 and our Risk Factors on pages 72-82.

Our business activities

Consumer insights
We continually evolve our data tools to understand consumers’ attitudes and motivations. We convert this information into insights which enable us to respond with agility to our consumers’ interests and preferences.

Sourcing
From smallholder farmers in Africa to multinational companies, we work with our suppliers to procure high-quality raw materials and services. Where it is practicable, we source locally.

Marketing
We invest in world-class marketing to responsibly build vibrant brands that resonate with our consumers. We have a rigorous global Marketing Code and belong to the Global Alliance for Responsible Media, working with peers to push for further consumer and brand safeguards.

Innovation
Using our deep understanding of trends and consumer socialising occasions, we focus on driving sustainable innovation that provides new products and experiences for consumers, whether they choose to drink alcohol or not.

Distilling and brewing
We distil, brew, bottle and distribute our spirits and beer brands through a globally co-ordinated supply operation, working to the highest quality and manufacturing standards. Where it makes sense, we produce locally.

Selling
We grow by working closely with our customers. Our global and local sales teams use our data, digital tools and insights to extend our sales reach, improve our execution and help generate value for us and for our customers. When our customers grow, we grow too.

The value we create1

For our people
We want our people to be the best they can be. We offer a diverse and inclusive workplace with opportunities for development and progression.
89% of respondents are proud to work for Diageo2

For our consumers
We are passionate about the role our brands play in celebrations globally. We are committed to promoting moderation and reducing alcohol misuse.
367 million people reached with moderation messages from our brands

For our customers
We work closely with customers to build sustainable ways of working that help grow their businesses through great insight and execution.
1.6 million bar professionals used the Diageo Bar Academy website

For our communities
We help build thriving communities by making lasting contributions where we live, work, source and sell.
>63,000 people benefitted from our community programmes

Business description (continued)
For our suppliers
We partner with suppliers to ensure long-term, mutually beneficial relationships. Respect for human rights is embedded throughout our global value chain.
+38 supplier net promoter score3

For our investors
We aim to maximise long-term shareholder returns through consistent, efficient growth and a disciplined approach to capital allocation.
13% compound annual growth rate in total shareholder return over 10 years

For governments and regulators
We contribute to economic and development priorities and advocate laws that protect communities where these are not already in place.
£800,000 average amount generated for every £1m we contribute to national GDP4

1. Data points refer to fiscal 21 other than where indicated
2. 85% of our global employees completed our Your Voice survey
3. Net promoter score indicates the likelihood that suppliers surveyed would recommend Diageo as a preferred business partner
4. Oxford Economics, 2021 for calendar year 2020

Business description (continued)
Production
The company owns manufacturing production facilities across the globe, including malting, distilleries, breweries, packaging plants, maturation warehouses, cooperages, and distribution warehouses. Diageo’s brands are also produced at plants owned and operated by third parties and joint ventures at several locations all around the world.

Capacity
The locations, principal activities, products, packaging production capacity and packaging production volume of Diageo owned principal production centres in the year ended 30 June 2021 are as follows:

Location	Principal products	Production capacity in millions of equivalent units[1]	Production volume in 2021 in millions of equivalent units
United Kingdom (Spirits)	Scotch whisky, gin, vodka, rum, ready to drink	96	56
United Kingdom, Ireland (Guinness)	Beer	8	6
Ireland (Baileys)	Irish cream liqueur	12	9
Italy (Santa Vittoria)	Vodka, rum, ready to drink	11	7
Turkey	Raki, vodka, gin, liqueur, wine	7	4
United States, Canada, US Virgin Islands	Vodka, gin, tequila, rum, Canadian whisky, American whiskey, progressive alcohol, ready to drink, Flavoured Malt Beverages	52	37
Brazil	Cachaça, vodka	10	4
Mexico	Tequila	4	4
Australia	Rum, vodka, ready to drink	4	3
Singapore	Finishing centre	7	0
India	Rum, vodka, whisky, scotch, brandy, gin, wine	64	33
Nigeria	Beer and spirits	11	7
South Africa	Spirits	4	3
East Africa (Uganda, Kenya, Tanzania)	Beer and spirits	17	14
Africa Regional Markets (Ethiopia, Cameroon, Ghana, Seychelles)	Beer and spirits	7	4
1. Capacity represents ongoing production capacity. The production capacities quoted in the table are based on Diageo owned actual production levels for the year ended 30 June 2021 adjusted for the elimination of unplanned losses and inefficiencies. In addition, there are third party production arrangements with manufacturing facilities including brewers and co-packing partners licensed to produce Diageo brands

Spirits and investments
Spirits are produced in distilleries located worldwide. The group owns 30 Scotch whisky distilleries in Scotland, two whisky distilleries in Canada and two in the United States. Diageo produces Smirnoff internationally. Ketel One and Cîroc vodkas are purchased as finished product from The Nolet Group and Maison Villevert, respectively. Gin distilleries are in both the United Kingdom and in Santa Vittoria, Italy. Baileys is produced in the Republic of Ireland and Northern Ireland. Rum is blended and bottled in the United States, Canada, Italy, and the United Kingdom, and is distilled in the US Virgin Islands and in Australia, Venezuela and Guatemala. Raki is produced in Turkey, Chinese white spirits are produced in Chengdu, in the Sichuan province of China, Cachaça is produced in Ceará State in Brazil and tequila in Mexico.
Diageo’s maturing Scotch whisky is in warehouses in Scotland, its maturing Canadian whisky in Valleyfield and Gimli in Canada, its maturing American whiskey in Kentucky and Tennessee in the United States and maturing Chinese white spirit in Chengdu, China.
Diageo continues to invest in our tequila facility (end-to-end Tequila production) in Mexico to enable additional capacity to support growth. We continue to work on a new distillery, bottling capacity expansion, wastewater treatment plan, tanking, and liquid processing equipment as well as warehousing facilities for maturation, packaging materials, and finished goods.
The £185 million Scotch investment program focusing on whisky tourism (Johnnie Walker Princes Street by £150 million investment and restoring the closed distilleries with £35 million). The additional £35 million investment focusing to reinstate the iconic “lost” distillery of Brora has been completed and the distillery official opened in May 2021. Work on the second iconic “lost” distillery, Port Ellen on the island of Islay, will recommence later this year.
The new visitor experience at Glenkinchie Distillery, the Lowland Home of Johnnie Walker, opened in October 2020 and the new visitor experiences at Clynelish Distillery, the Highland Home of Johnnie Walker, opened in April 2021. Work at Caol Ila Distillery, the Island Home of Johnnie Walker, will recommence later this year.
Johnnie Walker Princes Street, the centerpiece of the tourism investment, in Scotland’s capital city Edinburgh, continues to progress subject to necessary Covid-19 pandemic safety protocols and is expected to open later this year.

Business description (continued)
Capacity expansion projects are underway to support future growth in China (mainly Baijiu production) and North America (Bourbon and canning lines) as well as Scotch, International Whiskey, Tequila, Beer, Baijiu and Gin.
Diageo owns a controlling equity stake in United Spirits Limited (USL) which is one of the leading alcoholic beverage companies in India selling close to 75 million equivalent cases in F21 of Indian-Made Foreign Liquor (IMFL). USL has a significant market presence across India and operates 15 owned sites as well as a network of leased and third-party manufacturing facilities in India. USL owns several Indian brands such as McDowell’s No.1 (Indian Whisky, Rum, and Brandy), Black Dog (Scotch), Signature (Indian Whisky), Royal Challenge (Indian Whisky), Antiquity (Indian Whisky) and Bagpiper (Indian Whisky).

Beer and flavoured malt beverages (FMB)
Diageo’s principal brewing facility is at the St James’s Gate brewery in Dublin, Ireland. In addition, Diageo owns breweries in several African countries: Nigeria, Kenya, Ghana, Cameroon, Ethiopia, Tanzania, Uganda, and the Seychelles.
Guinness flavour extract is shipped from Ireland to all overseas Guinness brewing operations which use the flavour extract to brew beer locally. Guinness is transported from Ireland to Great Britain in bulk to the Runcorn facility which carries out the kegging of Guinness Draught.
The Diageo Global Technical Third-Party Partnerships Team are the technical brewers supporting delivery of over 1.8 million hectolitres of beer through partner breweries. The team's focus is upon sustaining consistent quality of our brands through 46 partners globally while enhancing Diageo value through new partnerships and innovation projects. In addition to supporting Guinness and beer, the team has an expanding role in the support of licensed manufacturing of third-party ready to drink and mainstream spirits in Asia-Pacific and Africa.
Flavoured malt beverage (FMB), made from original base containing malt, but then stripped of malt character and then flavoured. This product segment is sold mainly in the USA, Canada and Caribbean.

Ready to drink (RTD)
Diageo produces a range of ready to drink products mainly in the United Kingdom, Italy, across Africa, Australia, the United States and Canada. Demand for these products has increased significantly particularly in United States and Canada. We are supporting this increase in demand as well as growth in FMB through third party production and are also investing in a new production facility in Plainfield, which is estimated to begin producing in fiscal 22.

Property, plant and equipment
As of 30 June 2021, Diageo’s land and buildings are included in the group’s consolidated balance sheet at a net book value of £1,502 million. Approximately 19% of the total net book value of land and buildings are properties on leases and approximately 81% are owned by Diageo. These include manufacturing, distilling, brewing, bottling and administration facilities it uses across the group’s worldwide operations.

Raw materials and supply agreements
The group has several long-term contracts in place for the purchase of raw materials including glass, other packaging, spirit, cream, rum and grapes. Forward contracts are in place for the purchase of cereals and packaging materials to minimize the effects of short-term price fluctuations. The global ocean freight crisis coupled with volatile but strong consumer demand, change in consumer habits (for example the increase in e-commerce) and the impact of Covid-19 pandemic are the key drivers of constraints that we are managing through. Like other FMCG’s, we are increasing both stock in transit and stocks in markets to compensate for extended lead times and demand volatility. This is leading to a pull forward in production demand in already capacity constrained industries who are still struggling to operate at full efficiency due to Covid-19 pandemic. Diageo is managing well through the current levels of uncertainty and constraints in our supply chain relative to our peers through expansion of our supplier base and agility in our logistics networks.
Cream is the principal raw material used in the production of Irish cream liqueur and is sourced from Ireland. Grapes and aniseed are used in the production of Raki and are sourced from suppliers in Turkey. Agave is a key raw material used in the production of our Tequila brands and is sourced from Mexico. Other raw materials purchased in significant quantities to produce spirits and beer are molasses, cereals, sugar, and several flavours (such as juniper berries, agave, chocolate, and herbs). These are sourced from suppliers around the world.
Many products are supplied to customers in glass bottles. Glass is purchased from a variety of multinational and local suppliers. The largest suppliers are Ardagh Packaging in the United Kingdom and Owens-Illinois in the United States.

Business description (continued)
Competition
Diageo’s brands compete primarily on the basis of quality and price.  Its business is built on getting the right product to the right consumer for the right occasion, and at the right price, including through taking into account ever evolving shopper landscapes, technologies and consumer preferences. Diageo also seeks to recruit and re-recruit consumers to its portfolio of brands, including through meaningful consumer engagement, sustainable innovation and investments in its brands.
In spirits, Diageo’s major global competitors are Pernod Ricard, Beam Suntory, Bacardi and Brown-Forman, each of which has several brands that compete directly with Diageo’s brands. In addition, Diageo faces competition from regional and local companies in the countries in which it operates.
In beer, Diageo also competes globally as well as on a regional and local basis (with the profile varying between regions) with several competitors, including AB InBev, Molson Coors, Heineken, Constellation Brands and Carlsberg.

Research and development
Innovation forms an important part of Diageo’s growth strategy, playing a key role in positioning its brands for continued growth in both developed and emerging markets. The strength and depth of Diageo’s brand range also provides a solid platform from which to drive sustainable innovation that leads to new products and experiences for consumers, whether or not they choose to drink alcohol. Diageo focuses its innovation on its strategic priorities and the most significant consumer opportunities, including the development of global brand extensions and new-to-world products, and continuously invests to deepen its understanding of evolving trends and consumer socialising occasions to inform product and packaging development, ranging from global brand redesigns to cutting edge innovations. Supporting this, the Diageo group has ongoing programmes to develop new beverage products which are managed internally by the innovation and research and development function.

Trademarks and other intellectual property
Diageo produces, sells and distributes branded goods and is therefore substantially dependent on the maintenance and protection of its trademarks. All brand names mentioned in this document are protected by trademarks. The Diageo group also holds trade secrets, as well as having substantial trade knowledge related to its products. The group believes that its significant trademarks are registered and/or otherwise protected (insofar as legal protection is available) in all material respects in its most important markets. Diageo also owns valuable patents and trade secrets for technology and takes all reasonable steps to protect these rights.

Regulations and taxes
Diageo’s worldwide operations are subject to extensive regulatory requirements relating to production, product liability, distribution, importation, marketing, promotion, sales, pricing, labelling, packaging, advertising, antitrust, labour, pensions, compliance and control systems and environmental issues.
In the United States, the beverage alcohol industry is subject to strict federal and state government regulations. At the federal level, the Alcohol and Tobacco Tax and Trade Bureau, or TTB, of the US Treasury Department oversees the US beverage alcohol industry, including through regulating and collecting taxes on the production of alcohol within the United States and regulating trade practices. In addition, individual US states, as well as some local authorities in US jurisdictions in which Diageo sells or produces its products, administers and enforces industry-specific regulations and may apply additional excise taxes and, in many states, sales taxes. Federal, state and local regulations cover virtually every aspect of Diageo's US operations, including production, importation, distribution, marketing, promotion, sales, pricing, labelling, packaging and advertising.
Spirits and beer are subject to national import and excise duties in many markets around the world. Most countries impose excise duties on beverage alcohol products, although the form of such taxation varies significantly from a simple application to units of alcohol by volume, to advanced systems based on the imported or wholesale value of the product. Several countries impose additional import duty on distilled spirits, often discriminating between categories (such as Scotch whisky or bourbon) in the rate of such tariffs. Within the European Union, such products are subject to different rates of excise duty in each country, but within the overall European Union framework there are minimum rates of excise duties that must first be applied to each relevant category of beverage alcohol. Following its departure from the European Union, the UK is no longer subject to the European Union’s rules on excise duties and has commenced a review of its alcohol duty system. Any changes in the UK’s alcohol duty system could have an impact on Diageo’s business activities.
Import and excise duties can have a significant impact on the final pricing of Diageo’s products to consumers. These duties can affect a product’s revenue or margin, both by reducing consumption and/or by encouraging consumers to switch to lower-taxed categories of beverages. The group devotes resources to encouraging the equitable taxation treatment of all beverage alcohol categories and to reducing government imposed barriers to fair trading.

Business description (continued)
The advertising, marketing and sale of alcohol are subject to various restrictions in markets around the world. These range from a complete prohibition of alcohol in certain cultures and jurisdictions, such as in certain states in India, to the prohibition of the import into a certain jurisdiction of spirits and beer, and to restrictions on the advertising style, media and content. In a number of countries, television is a prohibited medium for the marketing of spirits brands, while in other countries, television advertising, while permitted, is carefully regulated. Many countries also strictly regulate the use of internet-based advertising and social media in connection with alcohol sales. Any further prohibitions imposed on advertising or marketing, particularly within Diageo’s most significant markets, could have an adverse impact on beverage alcohol sales.
Labelling of beverage alcohol products is also regulated in many markets, varying from the required inclusion of health warning labels to manufacturer or importer identification, alcohol strength and other consumer information. As well as producer, importer or bottler identification, specific warning statements related to the risks of drinking beverage alcohol products are required to be included on all beverage alcohol products sold in the United States, in certain countries within the European Union, and in a number of other jurisdictions in which Diageo operates.
Spirits and beer are also regulated in distribution. In many countries, alcohol may only be sold through licensed outlets, both on and off-trade, varying from government- or state-operated monopoly outlets (for example, in the off-trade channel in Norway, certain Canadian provinces, and certain US states) to the system of licensed on-trade outlets (for example, licensed bars and restaurants) which prevails in much of the Western world, including in the majority of US states, in the United Kingdom and in much of the European Union. In a number of states in the United States, wholesalers of alcoholic beverages must publish price lists periodically and/or must file price changes in some instances up to three months before they become effective. In a response to public health concerns, some governments have imposed or are considering imposing minimum pricing on beverage alcohol products and may consider raising the legal drinking age, further limiting the number, type or opening hours of retail outlets and/or expanding retail licensing requirements.
In response to the Covid-19 pandemic, many governments across the world implemented restrictions on where and how people could gather, in an effort to curb transmission of the virus. The extent of these restrictions has varied from country to country (and, in the US, from state to state) and throughout the duration of the pandemic but, in many of the markets in which Diageo operates, they have resulted in, amongst other things, the temporary closure of or restricted opening hours for on-trade outlets.
Regulatory decisions and changes in the legal and regulatory environment could also increase Diageo’s costs and liabilities and/or impact on its business activities.

Acquisitions and disposals
Diageo has made a number of acquisitions of brands, distribution rights and equity interests and disposals in premium drinks businesses. For a description of principal acquisitions and disposals and contingent considerations recognised since 1 July 2018, see note 8 and note 15 (g), respectively to the consolidated financial statements.
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
On 30 September 2020, Diageo completed the acquisition of Aviation Gin LLC (‘Aviation Gin’) and Davos Brands LLC (‘Davos Brands’) for a total consideration of $337 million (£263 million) in cash and contingent consideration of up to $275 million (£214 million) over a ten-year period linked to performance targets.

Business description (continued)
On 21 October 2020 and on 6 November 2020, East African Breweries Limited completed the acquisition of an additional 13.3% and 16.7%, respectively, of the share capital of Serengeti Breweries Limited for a total consideration of $55 million (£42 million) in cash and £16 million in the form of shareholder loans outstanding to East African Breweries Limited and Diageo Holdings Netherlands B.V. at the date of completion, further increasing Diageo's effective shareholding from 40.2% to 47.0%.
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
Diageo, consistent with its current strategy, expects to continue to focus on growing its brands on a worldwide basis and expects to make selective acquisitions in both its developed and emerging markets. Diageo explores the potential to make acquisitions on an ongoing basis. Funds for any such acquisitions may be drawn from internally generated cash, bank borrowings or the issuance of equity or debt securities (in an amount that cannot now be determined), or from the proceeds of any potential disposals.

Seasonality
Historically, approximately 40% of Diageo’s annual net sales have occurred during the last four months of each calendar year, including during Diageo's fiscal year ended 30 June 2021. However, as a result of Covid-19 related economic disruption, approximately 45% of Diageo’s annual net sales during its fiscal year ended 30 June 2020 occurred during the last four months of calendar year 2019 due to a lower percentage of annual net sales occurring during the first six months of calendar year 2020.

Business description (continued)
Stakeholder engagement

Ensuring a continuous dialogue
We aim to maintain open and positive dialogue with all our stakeholders, considering their key interests and communicating with them on a regular basis. This dialogue helps us build trust and respect and make choices as a business that help shape the role we play in society.
The strength of our stakeholder relationships has never been more important than during Covid-19. We continue to be committed to actively supporting our people, our industry and our communities.

	People	Consumers	Customers
Why we engage
Our people and our brands are at the core of our business. We aim to build a trusting, respectful and inclusive culture where every individual feels highly engaged and fulfilled. We want our people to feel their human rights are respected and that they are treated with dignity at work. We are committed to creating opportunities for career growth and building a continuous learning culture.

Understanding our consumers is key to growing our business sustainably for the long term. Consumer motivations, attitudes and behaviour form the basis of our brand marketing and innovation. We make our products with pride and want them to be enjoyed responsibly. On occasions when consumers choose to drink alcohol, we want them to ‘drink better, not more’.
Our customers are experts in the products they buy and sell, as well as in the experiences they create and deliver. We work with a wide range of customers, big and small, on-trade and off-trade, retailers, wholesalers and distributors, digital and e-commerce. Our passion is to ensure we nurture mutually beneficial relationships that deliver joint value and great outcomes for our consumers.

Their interests
–Prioritisation of health, safety and wellbeing
–Investment in learning opportunities for employee growth and development
–Ways of working, culture and benefits programme
–Contribute to the growth of our brands and our performance
–The promotion of inclusion and diversity

–Choice of brands for different occasions, including no- and lower-alcohol
–Innovation in heritage brands and creation and nurturing of new brands
–Responsible marketing
–Great experiences
–Product quality
–Sustainability credentials
–Price

–A portfolio of leading brands that meets evolving consumer preferences
–Identification of opportunities that offer profitable growth
–Insights into consumer behaviour and shopper trends
–Trusted product quality
–Innovation, promotional support and merchandising
–Availability and reliable supply and stocking
–Technical expertise

How we respond
–Company-wide employee engagement surveys
–Consistent talent and performance management approach
–Extensive online learning and development material
–Informative and up-to-date employee communication channels
–Meetings with non-executive workforce engagement director
–Employee/business resource groups

–Broad portfolio of choices across categories and price points
–Insightful innovation that satisfies consumer preferences
–Responsible advertising and marketing that adheres to our Diageo Marketing Code
–Active engagement and education to promote moderation and reduce the harmful use of alcohol
–High-quality manufacturing and environmental standards

–Use of digital sales technology and best practice analytics to support our retailers and distributors
–Ongoing dialogue and account management support
–Physical and virtual sales calls and our new digital customer sales portal
–Development of joint business plans, including Covid-19 support for our on-trade and distributor customers
–Regular business updates
–Training and webinars through unique offerings such as Diageo Bar Academy

Read more about how our Board engages with our stakeholders on pages 165-167.

Business description (continued)

Suppliers	Communities	Investors	Governments and regulators
Our suppliers and agencies are experts in the wide range of goods and services we require to create and market our brands. Through collaboration with them, we not only deliver high-quality products marketed responsibly, but improve our collective impact, ensuring sustainable supply chains, reducing our environmental impact and making positive contributions to society.

Investing in sustainable growth means creating long-term value for the communities in which we live, work, source and sell. By ensuring we empower people, increase their access to opportunity and champion inclusion and diversity, we can help build thriving communities, shape a tolerant society and strengthen our business.

We want to enable equity and debt investors to have an in-depth understanding of our strategy and our operational and financial performance, so they can more accurately assess the value of our shares and the opportunities to finance our business.

The regulatory environment is critical to the success of our business. We believe it is important that those who can influence policy, laws and regulation understand our views. We also want to share information and perspectives on areas that can impact public health and our businesses, as well as on the broader environment and community.

–Strong, mutually beneficial partnerships
–Strategic alignment and growth opportunities
–Fair contract and payment terms
–Collaboration to realise innovation
–Consistent performance measurement
–Joint risk assessment and mitigation

–Impact of our operations on the local economy
–Access to skills development, opportunities for employment and supplier opportunities
–Inclusion and diversity and tackling inequality in all forms
–Improved access to water, sanitation and hygiene
–Responsible use of natural resources
–Transparency and engagement

–Strategic priorities
–Financial performance
–Corporate governance
–Leadership credentials, experience and succession
–Executive remuneration policy
–Shareholder returns
–Environmental, inclusion and diversity, and social commitments and progress

–Contribution to national and local economic, development and public health priorities
–International trade, excise, regulation and tackling illicit trade
–Tackling harmful drinking and the impact of responsible drinking initiatives
–Climate change and wider sustainability agenda, including carbon reduction, human rights, environmental impacts, sustainable agriculture and support for communities
–Corporate behaviour

–Partnering with Suppliers standard, our code for working with suppliers, which incorporates our ’Society 2030: Spirit of Progress’ goals
–Supplier Service Hub, our portal for end-to-end supplier interactions, including real-time invoicing information
–Sharing of best practice and learnings, including Covid-19 safety protocols
–Global Supplier Diversity programme and access to DRINKiQ tools and information
–Confidential, independent whistleblowing helpline and website
–Supplier Connect sessions and regional supplier awards
–Supplier performance measurement and performance reviews with two-way feedback
–Standardised assessments through independent bodies

–‘Raising the Bar’, our $100 million fund supporting the recovery of pubs, bars and restaurants in global hospitality centres
–Partnerships with local and global NGOs, such as Care International and WaterAid, and local raw material supply partnerships in Africa
–Providing skills and resources through initiatives such as Diageo Bar Academy and Learning for Life
–Inclusion and diversity embedded into community programme design
–Community water, sanitation and hygiene (WASH) programmes in Africa and India

–Stock exchange announcements, including financial results
–Investor roadshows
–Meetings and calls
–Capital markets days
–Annual general meeting
–Succession planning, Board and Executive appointments
–Annual Report, Form 20-F and ESG Reporting Index
–Shareholder information on diageo.com
–Participation in investor conferences

–Ongoing dialogue
–Collaboration on responsible drinking initiatives and promotion of moderation, tackling illicit trade and strengthening industry standards
–Participation in governments’ business and industry advisory groups
–Sharing of research, economic modelling and international best practice, including as a member of industry trade organisations
–Support for communities and hospitality sector during Covid-19, including provision of hand sanitiser and personal protective equipment (PPE)
–Diageo Code of Business Conduct

Business description (continued)
Our people

An engaged and empowered workforce

At the core of our Performance Ambition is a commitment to enable our 27,650 people to be the best they can be, have the freedom to succeed and feel valued for who they are. From the moment they join Diageo, we want our people to feel engaged: passionate about our Performance Ambition, connected to our values and motivated to achieve their potential.
We provide our people with robust career and development opportunities, competitive reward offerings, and an inclusive environment that harnesses their diversity. The health and wellbeing of our people continues to be our priority and we have implemented progressive policies and procedures to safeguard them and help them successfully navigate the Covid-19 pandemic.

Staying engaged and responsive
We pride ourselves on our unique culture, rooted in a deep sense of purpose, a passion for winning, and a personal connection to our brands and each other. Everyone at Diageo plays a part in creating this culture. Our bi-annual Your Voice survey, in addition to the regular pulse surveys we ran throughout the pandemic, provides us with valuable insights on employee engagement, what works well in the organisation, and what can be improved. The Your Voice survey results released in May 2021 told us that 89% of respondents are proud to work for Diageo and 81% would recommend Diageo as a great place to work. Across our business, the insights gained from the Your Voice and pulse surveys are used to develop meaningful action plans. We ran a Global Wellness week in February 2021, in response to the feedback from the pulse survey conducted on the impact of the pandemic on people’s wellbeing. The impact of this initiative can be seen in 78% of respondents telling us in this year’s Your Voice survey that they believe Diageo is sufficiently supporting their health and wellbeing.
85% of our people completed the Your Voice survey
81% of respondents were identified as engaged

Over the past year, it has become even more important to embed more flexible ways of getting work done, so our people can own how they deliver their best work. We call this our ‘Diageo Flex philosophy’ – a framework of principles for our people and their line managers to discuss and agree on working patterns that best reflect each employee’s individual needs alongside business requirements. This framework continues to be a catalyst for stronger employee engagement and performance.
A commitment to human rights, including employees’ rights, underpins everything we do – see page 68.

Investing in our people’s growth and development
Upskilling and reskilling our workforce is critical to future-proofing our organisation. We are embedding a continuous learning culture that gives our people learning opportunities that promote speed of performance and experimentation and helps to deliver business growth. Our learning management platform, My Learning Hub, offers rich experiential learning content that can be accessed anywhere, anytime. In the past year, we have increased our investment in developing our people’s skills in the areas of digital marketing, e-commerce, data and analytics, leadership, and inclusion and diversity. Our people experienced over 466,000 hours of learning in the last financial year. We have also expanded the scope of offering on My Learning Hub to our extended workforce (temporary and fixed term contractors) to support their personal and professional growth.
Our leaders play a critical role in inspiring and influencing employee experience, culture and performance. In 2020, we launched our Accelerate programme to over 600 leaders in the organisation, aimed at providing them with world-class thinking and insights on how to lead in a continuously changing world. Our annual talent review approach continues to be a strength. Across our markets, our leaders run a series of talent investment meetings aimed at providing insights into our people, their strengths and development needs and actions needed to unlock their future growth and development. Movement and progress of internal talent continues to be a focus of our talent reviews, providing employees with stretching opportunities to grow their careers.

Strengthening our performance management
As the pace of change accelerates, we must continue to inject speed and simplification in our business and focus our resources on critical growth opportunities. Our performance management framework has been further strengthened with the shift from annual to quarterly goal setting, helping our teams adapt faster to changing consumer and business needs. Leaders work with their teams to set focussed priorities at the beginning of each quarter and meet regularly to review progress. This has allowed employees to have frequent performance feedback conversations. We are also seeing more areas of the business deliver rapid work through ‘sprints’ – cross-functional teams organised to work on critical business projects. Through sprints, our people gain new skills and collaborate across functions and regions to deliver against our biggest business priorities.
Our ESG Reporting Index includes further information, including data on our employees by region, role and gender and new hires and leavers by gender

Business description (continued)

Average number of employees by region by gender[1,2,3]
Region	Men	%	Women	%	Total
North America	1,626	60	1,078	40	2,704
Europe and Turkey	5,885	60	3,915	40	9,800
Africa	2,862	72	1,109	28	3,971
Latin America and Caribbean	1,809	62	1,091	38	2,900
Asia Pacific	6,020	73	2,255	27	8,275
Total	18,202	66	9,448	34	27,650

Average number of employees by role by gender[1,2]
Role	Men	%	Women	%	Total
Executive	8	62	5	38	13
Senior manager[4]	312	58	229	42	541
Line manager[5]	2,263	69	1,039	31	3,302
Supervised employee[6]	15,619	66	8,175	34	23,794
Diageo (total)	18,202	66	9,448	34	27,650
1. This data is correct as of 30 June 2021
2. This data has been compiled based on answers provided by respondents who have identified their gender identity as male or female, and will not be fully representative of the gender identity or diversity within our employee population
3. Employees have been allocated to the region in which they reside
4. Top leadership positions in Diageo, excluding Executive Committee
5. All Diageo employees (non-senior managers) with one or more direct reports
6. All Diageo employees (non-senior managers) who have no direct reports

Business description (continued)
Our strategic priorities

Delivering our Performance Ambition
Our strategic priorities support the achievement of our ambition to be one of the best performing, most trusted and respected consumer products companies in the world. Through them, we deliver the strategic outcomes against which we measure our performance.

Our strategic priorities

OUR STRATEGIC OUTCOMES
[EG] Efficient growth
Consistently grow organic net sales, grow operating profit, deliver strong free cash flow

[CVC] Consistent value creation
Top-tier total shareholder returns, increase return on invested capital

[CT] Credibility and trust
Trusted by stakeholders for doing business the right way, from grain to glass

[EP] Engaged people
High-performing and engaged teams, continuous learning, inclusive culture

OUR CULTURE AND VALUES
Our culture underpins the work we do to deliver our strategic priorities and is key to our success.
It is shaped by our values and encourages our people to: lead bold execution that ensures consumers delight in our brands; act like entrepreneurs and encourage learning; take ownership for shaping and achieving our ambition; and create an inclusive environment where everyone can be at their best.
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

Business description (continued)
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

Business description (continued)
1. Sustain quality growth

Creating sustainable and consistent quality growth is at the heart of our ambition to be ‘one of the best performing’. It means delivering consistent net sales and margin growth as well as top-tier shareholder returns.

Delivering our strategic outcomes
Sustained quality growth contributes to the delivery of our strategic outcomes of Efficient growth, Consistent value creation and Credibility and trust. [EG] [CVC] [CT]
Creating sustained, quality growth is not new to us. Brands such as Guinness, Tanqueray and Baileys show how the right approach to quality, brand building, innovation and investing for the long term can build lasting value. This year, we continued to focus on emerging from the pandemic stronger. We rapidly responded to increased consumer demand in the off-trade channel and also focussed on: developing the successful new brands of the future; on growing volume, price and mix – what we call Revenue Growth Management (RGM); on executing the most effective route to our consumers; and on working with governments and stakeholders around the world to ensure our brands compete on a more equal playing field for alcohol taxation and regulatory policy.
Read more about how we are responding to our market dynamics on pages 26-30.

Progress in 2021
–Launched innovations across our global giant brands to recruit new consumers and unlock new occasions, including Guinness Nitro Cold Brew Coffee, Captain Morgan Sliced Apple, Smirnoff Seltzers and Baileys Apple Pie
–Enhanced Guinness 0.0 product quality through the introduction of a new filtration process and additional quality assurance measures, leading to product re-launch in Summer 2021
–Expanded no-and lower choices with launch of Tanqueray 0.0%, Gordon’s 0.0% and Baileys Deliciously Light
–Accelerated development of e-commerce capabilities, including further development of our direct to consumer e-commerce platforms, such as HaigClub.com, TheBar.com and Seedlip.com

Looking ahead to 2022
–Drive further improvements in quality market share
–Continue to invest in brands and regions where we see the most attractive opportunities
–Continue to grow position in no- and lower-alcohol, and ready to drink categories
–Continue to build our e-commerce position and expand physical and digital routes to our consumers

Innovating to capture new opportunities
Driving sustainable growth, led by consumer insights, lies at the heart of our innovation: we use purposeful innovation to recruit new consumers to our brands and access new occasions in which they can be enjoyed. This year, consumers sought the reassurance of well-known and trusted brands as well as convenience and choices for 'at home' occasions.
Worth over US$13.9 billion in 2020,1 ready to drink (RTD) is the fastest growing total beverage alcohol category in the United States, growing 42% between 2017 and 2020.2 Growth in RTDs has accelerated over the last year, driven by consumer interest in delicious, ready-made cocktails 'at home' and offerings that are ideal for at home celebrations.
Building on this exciting consumer opportunity, we have accelerated the development of our RTD portfolio, including the launch this year of Crown Royal ready to drink cocktails, Ketel One Botanical Vodka Spritz and Tanqueray Crafted Gin Cocktails. In creating these innovations, we leveraged our longstanding expertise in research and development and packaging design to deliver premium bar-quality cocktails.
Launched in three flavours, our Crown Royal RTD range quickly became the third largest spirits RTD cocktail in the United States,3 even in limited distribution, and is the only RTD product in Nielsen’s Top Ten innovations for 2021.4

1. IWSR, 2020
2. IWSR, 2020
3. Nielsen: week ending 11.07.20 to 19.06.21
4. Nielsen US Spirits Innovation Report: 11.07.20 to 19.06.21

Business description (continued)

Don Julio and Casamigos: how quality drives our growth
What does sustainable quality growth look like? One example is the success of our Don Julio and Casamigos tequila brands in the United States, where the tequila category is growing more than twice as fast as total spirits.1
While consumer interest in tequila continues to grow, our insights and brand building are delivering more – with our brands gaining year-on-year tequila category market share in the United States.2
At the heart of that growth is the fact that Don Julio and Casamigos are well positioned to capture the benefits of wider changes in consumer preferences.
Consumers want higher quality products that stand out for authenticity, taste and cultural relevance – spurring demand for premium and luxury brands. At the same time, the appeal of tequila is broadening across generations and demographics, with a truly multi-cultural consumer base. And that increased demand is accompanied by a growing awareness of the many great ways in which tequila can be enjoyed – both in terms of serves and occasions.
Don Julio, for example, is contributing to this growing understanding, through high-quality liquid and inclusive marketing that has cemented it as a brand for a wide consumer base which is also suited to special yet relaxed occasions, such as dinner with friends.
Don Julio 1942, our luxury añejo tequila, has become renowned for its quality. It has steadily built cultural cachet among celebrities, influencers and discerning tequila fans to become the largest prestige and above spirits brand in the United States by volume and net sales value.3
The growth of Don Julio 1942 is just part of the wider progress of our tequila portfolio, which we believe has a clear runway for further sustained quality growth. As well as looking forward, we continue to recognise and support tequila’s deep roots in Mexican culture. Through initiatives such as the Tequila Don Julio fund, which celebrated Cinco de Mayo this year with a commitment of $1 million over the next four years, we are supporting approved charities whose missions help the restaurant and bar communities that have helped build Don Julio into the brand it is today.

1. IWSR, 2020
2. Nielsen/NABCA, 2018 to 2021
3. IWSR, 2020

2. Embed everyday efficiency

Everyday efficiency creates the fuel that allows us to invest smartly and sustain quality growth. At its heart, everyday efficiency is a mindset and a culture, which everyone in Diageo is encouraged to bring to life in their daily work.

Delivering our strategic outcomes
Embed everyday efficiency contributes to the delivery of our strategic outcomes of Efficient growth, Consistent value creation and Engaged people. [EG] [CVC] [EP]
We are focussed on ensuring our resources are deployed where they are most effective. This means using technology and data analytics to make better, faster decisions and work in a more agile way.
It also means simplifying our business so that we can liberate our teams to better meet the needs of our consumers and customers. At the same time as freeing resources to focus on great performance, everyday efficiency generates savings that we can reinvest smartly.
Read more about how we are responding to our market dynamics on pages 26-30.

Progress in 2021
–Tightly controlled discretionary spend and continued to drive efficiency and effectiveness
–Launched a value chain transformation programme across Supply and Procurement to increase digitisation and drive efficiency improvements
–Continued to focus on opportunities to centralise and standardise our financial controls, reporting and analysis activities
–Automated additional processes across functions, such as inventory procurement and logistics
–Continued deployment of back-office processes
–EDGE365 now available in 14 countries across all our regions

Looking ahead to 2022
–Continue day-to-day focus on efficiency and effectiveness throughout our value chain
–Acceleration of end-to-end Supply Chain and Procurement’s digital transformation
–Further progress the development and rollout of sales operation's digitisation, including EDGE365 and Diageo One
–Continue investment in data analytics and automation

Business description (continued)
'Never Be Out’ products: improving customer service and supply chain agility by simplifying our business
We are always looking for ways to make our supply and procurement operation more agile, efficient and effective. This year, our global product segmentation programme helped us move away from a ‘one size fits all’ approach to producing brands for our customers and markets, and towards a more agile model that helps us deliver the highest levels of tailored customer service, improves financial performance and supports market share growth.
Through a sharper analytical focus on the products that drive the most volume and value for our customers and our markets, we identified over 1,200 priority products globally that we aim to ensure are never out of stock – what we call ‘Never Be Out’ stock keeping units (SKUs). This has never been more important, given the volatility we have seen as a result of Covid-19.
‘Never Be Out’ SKUs typically represent the majority of volume and sales value in a market. They can also be higher-margin products, or strategically important products – for example recent innovations or Reserve brands.
Key to the success of our product segmentation programme has been greater alignment of priorities between our sales and supply chain teams, who through more effective collaboration can ensure that supply chain resilience is being strengthened for the products that are most important to our customers and our business. In practice this can mean ensuring we always have enough materials for these critical SKUs, or proactively dedicating spare production capacity to making more.
This year, despite Covid-19-related volatility and disruption in our supply chains, we maintained high levels of service to our customers, demonstrating the importance of focussing on our priority products.

Transforming our execution: every customer, every day, everywhere
It makes clear business sense to put customers at the heart of our approach to execution. They are experts in the products they buy and sell, as well as in the experiences they create and deliver.
The continued deployment and development of our Every Day Great Execution (EDGE) suite of technologies and applications continues to enhance our ability to offer the right brands, in the right outlets, in the right way. They are making our execution simpler, more efficient and more effective. As they are increasingly embedded across the business, our teams have more time to work with more customers. And it is creating clear business impacts in the form of higher sales and increased market share.

Diageo One: a single portal to empower customers
Launched this year, Diageo One provides a single, digital point of engagement with our customers. It gives them the power to manage their account and access any Diageo content or services they need, on any device, anytime, anywhere. Diageo One is fully integrated with EDGE365, a customer-focussed Diageo application that integrates everything our sales forces need to manage their customer relationships, into a single mobile application. This means that we are able to provide our customers with real-time access to brand content, promotional information, training materials and much more. Through this integrated solution our customers have access to data, insights and analytics that help them to accelerate decision-making and ensure they have the right brands, activated in the right way, for their outlets and their consumers.

More engagement, more sales, more market share
We are deploying our Every Day Great Execution suite of technology, including EDGE365 and Diageo One quickly. These solutions have enabled an almost 20% increase in the number of outlets called on since the start of Covid-19 and they are also supporting off-trade market share growth in all regions.

Business description (continued)
3. Invest smartly

We are investing in the future success of our business – but that investment needs to be ‘smart’ to support the delivery of consistent performance and enable sustainable, quality growth.

DELIVERING OUR STRATEGIC OUTCOMES
Investing smartly contributes to the delivery of our strategic outcomes of Efficient growth, Consistent value creation, Engaged people.
[EG] [CVC] [EP]
We focus our investment in areas in where we believe it will bring the greatest benefits: our people; advertising and promotional (A&P) spend; technology, data and e-commerce; capital expenditure; and mergers and acquisitions (M&A).
Read more about how we are responding to our market dynamics on pages 26-30.

Progress in 2021
–Continued to invest for the long term, including: the acquisition of Davos Brands LLC; a new Customer Collaboration Center (United States); a water recovery plant (Uganda); carbon-neutral distilleries (Scotland); and biomass boilers (Uganda and Kenya)
–Upweighted our investment in A&P and delivered enhancements to our Catalyst suite of tools, enabling more effective short- and long-term A&P spend and improved insight into our return on investment
–Invested in the development of our ready to drink portfolio in North America through acquisition of the Lone River Ranch Water and Loyal 9 Cocktails brands, and an $80 million expansion of our manufacturing footprint in Plainfield, Illinois
–Received seven prestigious marketing effectiveness awards from the Institute of Practitioners in Advertising (IPA)
–Co-developed a bespoke media planning platform to further increase A&P efficiency
Looking ahead to 2022
–Continue to develop our marketing effectiveness tools to further improve our return on investment and enable faster decision making
–Continue to enhance and develop e-commerce and enabling technologies across the business
–Continue to actively manage and invest in our portfolio of brands and brand experiences, as well as capital expenditure to support the delivery of our 'Society 2030: Spirit of Progress' plan and long-term growth

Scotch whisky tourism – supporting growth with the right capital investment
Despite Covid-19, we continued to invest smartly behind opportunities that support our goal of driving quality growth.
Our multi-year, £185 million Scotch whisky tourism investment programme – the largest ever seen in Scotland – is creating a powerful platform to engage and recruit new generations of consumers, as well as creating jobs and supporting our local communities. And as consumers seek once again to travel, they will want to visit the places where their favourite brands are made, meet the people who make them and experience the passion of those people and places.
At the centre of the programme is Johnnie Walker Princes Street, a new global visitor attraction in Edinburgh which celebrates scotch and more than 200 years of Johnnie Walker’s heritage. When it opens later this summer, visitors will experience a multi-sensory, immersive tour through Johnnie Walker’s history and world of flavour, whether in person or online. They will be able to catch live performances, shop for brand home exclusive bottles and soak up breathtaking views from two rooftop bars.
We are also well advanced in our work to transform the visitor experiences at four celebrated Diageo distilleries and in reopening the ‘ghost’ distilleries of Port Ellen and Brora. Glenkinchie, Clynelish, Cardhu and Brora successfully reopened this year and have all received Scotland’s most prestigious Green Tourism Gold Awards for sustainable practices in both the visitor experiences and distillery operations.

Business description (continued)
Building our portfolio for the long-term: strategic acquisitions
Many of our iconic brands have been built over decades, or even centuries. While never losing sight of the importance of investing in the growth of these great brands, we need to identify and nurture the new brands that consumers will enjoy in the future. We do this through innovation, by investing in entrepreneurs with new ideas through the Diageo-backed accelerator programme, Distill Ventures, and through acquisitions.
We look to make acquisitions of high-growth brands in fast-growing categories – such as those we have made in recent years in tequila, gin, no- and lower-alcohol and ready to drink. Super premium tequila brand Casamigos, which we acquired in 2017, grew net sales 125% this year and recently joined the ‘Millionaires’ Club’,1 having sold over one million cases in 2020.2
This year, we acquired Aviation American Gin and Chase Distillery: two fast-growing, premium plus gin brands with exciting growth potential. Aviation American Gin has disrupted the gin category in North America with its subtle juniper notes and modern craft credentials. It is the second largest and one of the fastest growing brands in the super premium gin segment in the United States.3
The acquisition of Chase Distillery, the producer of Chase GB Gin and a crafted portfolio of flavoured gin innovations, broadened our offering in the United Kingdom – the largest gin market in Europe.4 The flavoured gin category in the United Kingdom grew at a compound annual growth rate of over 140% between 2015 and 2020,5 and Chase Distillery’s flavoured gin portfolio – with its fresh and zesty flavour combinations – is well positioned to benefit from this growth.

1. Drinks International, June 2021
2. IWSR, 2020
3. IWSR, 2020
4. IWSR, 2020
5. IWSR, 2020

Business description (continued)
4. Promote positive drinking

We want to change the way the world drinks for the better. That means promoting moderation and continuing to address the harmful use of alcohol by changing attitudes and expanding our programmes that tackle underage drinking, drink driving and binge drinking.

Delivering our strategic outcomes
Promoting positive drinking contributes to the delivery of our strategic outcomes of Credibility and trust, Engaged people.
[CT] [EP]

Promoting moderation and addressing the harmful use of alcohol is not only the right thing to do – it is an essential part of our Performance Ambition. Our commercial success depends on us creating a positive impact on society, wherever we live, work, source and sell. And, as a premium drinks company, we want people around the world who choose to drink alcohol to drink better, not more - and to trade up to our higher quality, better-tasting drinks.
Our brands have been part of people’s celebrations for generations. We make them with pride – and they are made to be enjoyed responsibly.

Progress in 2021
–Transformed DRINKiQ with new content, design and interactive tools
–Launched SMASHED Online in Great Britain, Northern Ireland, India, Australia and and Mexico
–Launched digital learning experience, 'The Wrong Side of the Road’, to help people understand the consequences of drink driving

Looking ahead to 2030
–Champion health literacy and tackle harm through DRINKiQ in every market where we live, work, source and sell
–Scale up our SMASHED partnership, and educate 10 million young people, parents, and teachers on the dangers of underage drinking
–Extend our UNITAR partnership, and promote changes in attitudes to drink driving reaching five million people
–Leverage Diageo marketing and innovation to make moderation the norm – reaching one billion people with dedicated responsible drinking messaging
We want everyone at Diageo to be an advocate for positive drinking and we have long campaigned to reduce the harmful use of alcohol. We know that for most people who choose to drink, drinking responsibly is common sense – but we also know that harmful drinking causes significant issues for individuals, their families and society as a whole. We share our stakeholders’ concerns about that harm and we want to work with others as part of a whole-of-society approach to address it – which is why promoting positive drinking is at the heart of our 'Society 2030: Spirit of Progress' plan.

The right thing to do – for society, and our business
In 2015, Diageo was a founding member of IARD, the International Alliance for Responsible Drinking, a not-for-profit organisation comprising 12 leading beer, wine and spirits companies. IARD members work together to actively support the WHO’s target within the Non-Communicable Diseases (NCD) Global Monitoring Framework of an ‘at least 10% relative reduction in the harmful use of alcohol’ by 2025.

Promoting moderation
To meet our goal of changing attitudes and reaching one billion people with dedicated responsible drinking messages, we are committed to reinforcing moderation in everything we do.
We want our people to be ambassadors and we are using the reach and influence of our brands to connect with consumers. For example, in Mexico we have reached over 46 million people with messages of moderation through a cross-brand campaign on social media supported by Johnnie Walker, Smirnoff, Don Julio, Buchanan’s and Black & White. Our brands also use major sponsorships to reinforce moderation messaging – as Guinness does through its role as title sponsor and official responsible drinking partner of the Guinness Six Nations rugby tournament.

Tackling underage drinking
When it comes to those who are underage, it is never acceptable to consume alcohol, and we have a long track record of campaigns and programmes to tackle underage drinking. We are committed to educating 10 million people on the dangers of underage drinking by 2030. A key part of this approach is scaling up SMASHED, an award-winning alcohol education programme, developed by Collingwood Learning and sponsored by Diageo, through which we measure changed attitudes as well as the number of people we reach. Since launching in the United Kingdom more than 15 years ago, SMASHED has reached over 1.2 million people and is currently available in 16 countries. It began as a live theatre production presented by professional actors accompanied by interactive

Business description (continued)
workshops, evaluation and teaching resources for schools. As part of our joint long-term strategy with Collingwood Learning to reach a greater number of students, we developed SMASHED Online. This work was accelerated in response to Covid-19 and the closure of many schools. SMASHED Online launched in 2021 in Great Britain, Northern Ireland, India, Australia and Mexico. We plan to expand the programme next year with more localised versions for other markets.
This year we educated 210,443 people on the dangers of underage drinking through a Diageo supported education programme. 195,544 of those people confirmed a changed attitude on the dangers of underage drinking following participation.

Changing attitudes; preventing drink driving
Attitude change is crucial in achieving another of our priorities: preventing drink driving. For decades, we have been addressing drink driving through a range of interventions, including partnerships with police, local authorities and other agencies that support enforcement of drink drive laws. We provide education for drivers and law enforcers and we support safe rides and public transportation.
Since 2016 we have partnered on this issue with the United Nations Institute for Training and Research (UNITAR). Together we are supporting the second UN Decade of Action for Road Safety, and our 'Society 2030: Spirit of Progress' plan commits us to changing the attitudes of five million drivers towards drink driving by 2030. This year, together with UNITAR and ahead of UN Global Road Safety Week, we launched a digital learning experience to help people understand the consequences of drink driving ‘The Wrong Side of the Road’ allows people to have a conversation with a drink driver to help them understand the effects of alcohol, and the shame and stigma that come with drink driving. Launched in Great Britain in May 2021, the experience will be rolled out to more countries in the next 12 months.
We also collaborate with UNITAR on our flagship high visibility enforcement training programme to support government authorities and police officers in their work to reduce road traffic accidents as a result of drink driving.

Adapting and innovating in how we work
Promoting positive drinking during the Covid-19 pandemic has had its challenges – particularly for programmes such as SMASHED, which previously relied on live, in-person events. But by finding new ways to reach audiences and pivoting quickly to online solutions in many markets, we are opening up new opportunities for positive impact in the future.
Expanding our digital approach has given us more data insights, which we can use to increase engagement and measure impact. It will help us drive our industry-leading programmes to make an even greater difference in changing attitudes to avoid the harmful use of alcohol around the world.

Advocating improved laws and industry standards
As a minimum, we aim to comply with all laws and regulations wherever we operate. We advocate effective new regulation based on evidence, including blood-alcohol volume driving limits, responsible digital marketing and legal purchase age laws, equalised for all alcohol categories, in countries where these do not exist.
We have also joined in collective action with our industry. We support IARD’s commitments on digital marketing and commercial practices and its package of measures to combat underage drinking. We have committed to including an age-restriction symbol or equivalent words on all of our alcohol brand products in all markets by 2024.
We are also part of the new global alliance formed between IARD and prominent online retailers and e-commerce and delivery platforms to develop industry standards for this fast-growing channel to promote moderation and address the risk of alcohol being sold to people who are underage or intoxicated.

Responsible marketing
Our Diageo Marketing Code (DMC) and Digital Code set mandatory minimum standards for responsible marketing and we review the Codes every two years.
At the heart of the DMC is our commitment to ensuring all our activities depict and encourage only responsible and moderate drinking, and never target those who are younger than the legal purchase age.
Across some of our markets, advertising monitoring and industry bodies publicly report breaches of self-regulatory alcohol marketing codes. This year, one case was upheld against Diageo’s advertising by a key industry body, by ABAC, the advertising regulator in Australia.

Business description (continued)
We have set ourselves a set of stretching targets for changing attitudes and encouraging moderation, described in full on page 64.

Advertising complaints upheld by key industry bodies that report publicly1
A complaint was upheld by ABAC on 8 January 2021 for the Baileys Original Irish Cream Liqueur Milk Glass Gift Pack. The complaint was upheld on the basis that the gift pack had strong and evident appeal to minors. It was noted that the desserts and milkshakes on pack were styled in a way that makes the imagery relatable to minors and creates an illusion of a smooth transition from non-alcoholic to alcoholic beverages.
As it was a complaint relating to packaging, Diageo had two opportunities to respond and provide our point of view. We responded to each question posed by ABAC, articulating why we did not feel that any of the elements of the packaging had strong and/or evident appeal to minors. It is important to note that the Baileys Original Irish Cream Liqueur Milk Glass Gift Pack was approved through ABAC’s pre-vetting system prior to going into production. Once the determination was upheld, we stopped selling the remaining stock to customers, destroyed the gift pack elements and sold the Baileys as standalone bottles.

Country	Body	Industry complaints upheld	Complaints about Diageo brands upheld	Brand
Australia	ABAC Scheme	71	1	Baileys
Ireland	Advertising Standards Authority for Ireland (ASAI)	0	0
United Kingdom	Advertising Standards Authority	2	0
	Portman Group	4	0
United States	Distilled Spirits Council of the United States (DISCUS)	3	0
1.From 1 July 2020 to 30 June 2021

DRINKiQ: championing consumer health literacy
Information is a critical component of empowering consumers to make responsible choices – and DRINKiQ is one of our most important tools in promoting moderation and addressing harmful drinking. DRINKiQ is a dedicated responsible drinking online platform that provides facts about alcohol, the effects of drinking on the body and the mind, and the impact of harmful drinking on individuals and society. DRINKiQ is currently available in 29 countries and we have plans to extend it to more than 35 countries by December 2021.
This year we transformed DRINKiQ with new content, design and interactive tools to redefine and improve the way we talk to people about drinking. DRINKiQ is designed to complement resources offered by governments, charities or independent bodies, not replace them.
The new DRINKiQ aims to inspire consumers to take action – inviting them to drink better, not more and to shape a long-term positive change in their attitudes to alcohol. We use tools to frame people’s relationship with alcohol and empower them to achieve a balanced lifestyle. One key new element is the drinking self-assessment tool, which aligns with the WHO’s AUDIT tool. ‘AUDIT’ stands for Alcohol Use Disorders Identification Test, which can help determine whether someone is at risk of problem drinking.

Business description (continued)
5. Champion inclusion and diversity

We champion inclusion and diversity across our business: from the way we attract, develop, retain and recruit the very best diverse talent, to the way we source services and progressively portray diversity through our brands. We are determined to remove barriers, while having a positive impact on our partners, suppliers and communities.

DELIVERING OUR STRATEGIC OUTCOMES
Championing inclusion and diversity contributes to the delivery of our strategic outcomes of Consistent value creation, Credibility and trust, Engaged people.
[CVC] [CT] [EP]

We want to have world-leading employment policies and practices that foster inclusion. At the same time, we aim to use our influence, creative skills and media spend to help shape a more tolerant society.
An inclusive and diverse culture has always been central to our purpose of ‘Celebrating life, every day, everywhere’. As well as being the right thing to do, having the best and most diverse talent drives innovation and commercial performance.

Progress in 2021
–Increased female representation in our leadership group to 42% (from 39% last year)
–Developed a progressive Ethnic Diversity Framework, while setting an ambition to increase ethnically diverse representation in our leadership
–Trained nearly 2,000 marketeers and agencies around the world in our four-part Progressive Portrayal programme

Looking ahead to 2030
–Champion gender diversity with an ambition to achieve 50% representation of women in leadership roles by 20301
–Champion ethnic diversity with an ambition to increase representation of leaders from ethnically diverse backgrounds to 45% by 20301
–Improve employability and livelihoods for 200,000 people through Learning for Life and other skills initiatives
–Deliver 1.5 million training sessions through Diageo Bar Academy providing skills and resources to help build a thriving hospitality sector that works for all
–Use our creative and media spend to support progressive voices, measuring and increasing the percentage spend year on year
–Accelerate inclusion and diversity in our value chain, measuring and increasing the percentage of Diageo suppliers from female- and minority-owned businesses year on year1
–Ensure 50% of beneficiaries from our community programmes are women and our community programmes will be designed to enhance ethnic diversity and inclusion of underrepresented groups

1. Statements on representation are an ambition for Diageo and should not be considered a target

Living our values
We aim to create an environment where every individual feels a sense of belonging and can thrive and contribute to their fullest. That means embracing diversity in the broadest possible sense, including gender, ethnicity, ability, age, sexual orientation, social class, education, experience and ways of thinking.
We have a global focus on goals in two key areas: developing a strong pipeline of female talent for all roles and increasing the representation of leaders from ethnically diverse backgrounds.
As with a number of our other ESG goals, we have backed up our ambition by directly linking our Long-Term Incentive Plan (LTIP) awards to delivering diversity in our leadership. Our LTIP is described in our Remuneration report on pages 212-213.

Change at the top: progress on women in leadership
We are committed to supporting gender equality through representation, policy development and transparency. We are proud to have increased female Board representation by 10 percentage points to 60% this year. Through our continued focus and efforts we are strengthening female representation in our leadership group, increasing it from 39% to 42% over the last 12 months as we move towards our goal of 50% female representation by 2030.
Leading the FTSE100 on female leadership representation
Diageo was named the top FTSE100 company for female leadership representation of women at Board, Executive and leadership level in the 2020 Hampton-Alexander Review.

Business description (continued)
Focus on ethnic diversity
We employ 27,650 people in over 70 countries, which means we already have a diverse workforce representing the markets in which we operate. However, we want to ensure we have ethnic diversity at every level of our business, with a focus on our leadership. Today 30% of our Board and 37% of our leadership population, including our Executive Committee, is ethnically diverse.
In 2020 we set up a global taskforce which developed a progressive Ethnic Diversity Framework to support markets in defining multi-year plans covering talent representation and development, supplier ethnic diversity and inclusive marketing.
Since launching confidential ethnicity data collection in 2019 we now have a greater understanding of diversity in 61 countries. Where local law allows, we have invited all our employees to share their ethnicity voluntarily. In these markets more than 80% of our global workforce and 92% of our leadership population has confidentially disclosed their ethnic background, which has helped us set our goal on leadership representation.

Creating an inclusive culture through progressive policies and employee resource groups
Our network of employee resource groups (ERGs) gives employees the opportunity to support each other, while helping leaders better understand the barriers and concerns of diverse communities.

Shaping a more equitable society
In February 2021 we established an innovative programme with Historically Black Colleges and Universities (HBCUs) in North America to develop future leaders. A $10 million pledge will fund permanent endowments at more than 20 HBCUs across the United States and create internship platforms to help drive diversity within the industry.

Our active ERGs include: AHEAD (African Heritage Employees at Diageo), Conectados (Diageo employees championing Latin culture) and PAN (Pan Asian Network) in the United States; We Are All Able and REACH (Race, Ethnicity and Cultural Heritage) in the United Kingdom, and our international Spirited Women and Rainbow Networks. Initiatives led by these networks and others include:
– 10,000 care packages for Americans serving overseas assembled by members of the Veterans and Friends of Veterans Resource Group and employees from their homes
– Six-month internship programme established across Scotland focussing on people with disabilities in partnership with the We Are All Able ERG
– Fourth annual inclusion ‘INC’ week with over 30 sessions led by ERGs globally and 9,000 people tuning in live
– 50 Diageo sites took part in our annual Pride flag-raising event which saw the new Progress flag flown, representing marginalised LGBTQIA+ transgender and ethnically diverse communities.
We also support inclusion through progressive policies. Globally, all new mothers are entitled to 26 weeks’ fully-paid maternity leave, with all new fathers being entitled to a minimum of four weeks’ paid paternity leave. In the majority of our markets, we have fully equalised maternity and paternity leave to 26 weeks, regardless of how they become parents. This year, our people took more than 180,000 days of parental leave – and the average number of days taken by men was 99.

Using our reach and influence to drive change beyond our business
To be true champions of inclusion and diversity, we need to use the scale and expertise of our business to make a difference in the communities around us and in society at large. As advertisers of some of the world’s most iconic brands, we know we can make a difference through our advertising – both in terms of its content, and through how it is made.

Supporting transgender and non-binary employees
In partnership with our Rainbow Network we launched gender identity and gender expression guidelines across several markets in support of our transgender and non-binary employees. The guidelines included the introduction of voluntary and confidential self-disclosure of gender identity, sexual orientation and pronouns on our internal Workday system in order to progress our LGBTQIA+ inclusion agenda.
Thriving through menopause
In March 2021 we introduced our ‘Thriving Through Menopause’ guidelines, to raise awareness and understanding of menopause throughout our business, inspired by inputs from our Spirited Women network. The guidelines support increased flexibility (including changing working patterns, or access to sick pay entitlements to manage symptoms where appropriate) and access to counselling or mindfulness sessions through our Employee Assistance Programme.
Confronting racial bias
In 2021 we launched ‘Confronting Racial Bias’ training for all our employees – a 30-minute interactive learning experience. 97% of our employees have completed the training, which is also part of our onboarding process. We have developed an e-learning programme for managers, the ‘Confronting Racial Bias Hiring Manager’, and adapted the programme for use with our agency, distributor and supplier partners.

Business description (continued)
Performance against all our 'Society 2030: Spirit of Progress' goals is described on pages 64-67.
We have trained almost 2,000 marketeers and agencies around the world in our four-part Progressive Portrayal programme, which breaks stereotypes in advertising in the areas of gender, race, sexuality and age and covers representation, perspective, characterisation and agency. We continue to break boundaries in our creative work, while collaborating with inclusive talent that reflects our broad consumer base. For example, initiatives such as the Guinness ‘Never Settle’ campaign in May 2021, aimed to redress the imbalance of coverage of women’s rugby during the Guinness Six Nations.
By ensuring our supply chain reflects our values of inclusion and diversity, we believe we can have a much bigger impact on equality beyond our business, working closely with our suppliers to advance sustainable economic impact in diverse communities where we source. We continue to develop our Diverse Representation programme globally, championing equal employee representation with our suppliers, and helping to inspire greater diversity throughout their organisations.

Working with diverse suppliers
In North America, our largest market, we have continued to increase diversity in our supply chain, increasing the proportion of diverse suppliers by over 15% in the last 12 months.

Supporting thriving communities where we live, work, source and sell
We aim to promote sustainable growth through inclusive programmes that provide equal access for all to resources, skills and employment opportunities. Our longstanding community programmes include a focus on promoting gender equality and empowering people from under-represented groups, alongside skills and entrepreneurship, and health and wellbeing. Our partnership with CARE International, for example, includes tackling barriers for women in smallholder farming, improving safety and inclusivity in the hospitality industry, and hospitality skills training and initiatives to support female entrepreneurs.
Our Learning for Life (L4L) programme focusses on training in hospitality, retail and entrepreneurship, while we also support communities by providing access to clean water, sanitation and hygiene (WASH) in water-stressed areas (see page 56).
This year we invested a total of £20.95 million in community initiatives, equivalent to 1% of operating profit (2020 – 1%). See our ESG Reporting Index for more details of our community investments.
Gender representation of our leadership1

Role	Men	%	Women	%	Total
Leadership population[2]	319	58	234	42%	553 3

Ethnic representation of our leadership1,4

Role	Ethnically diverse	%	Non-ethnically diverse	%	Decline to self-identify	%	Not disclosed	%	Total
Leadership population[2]	207	37%	289	52%	12	2%	46	9%	554

1. This data is correct as of 30 June 2021
2. Leadership population encompasses Executive Committee and senior managers
3. One person has opted not to disclose their gender; they cannot be positively attributed to either group and therefore are not included
4. Please refer to our reporting boundaries and methodologies for more information on how data has been compiled, including standards and assumptions used. In particular, attention is drawn to page 90 of our ESG Reporting Index, which describes the exercise that was undertaken in the Latin America and Caribbean region to address the fact that the Hispanic/ Latin American ethnicity category is not available, at a local market level for selection in Workday.

Business description (continued)
6. Pioneer grain-to-glass sustainability

We have always understood that for our business to be sustainable, it needs to create enduring value – for us and for those around us. Our 'Society 2030: Spirit of Progress' ambitions take us further than ever in our drive to preserve water for life, accelerate to a low carbon world, and become sustainable by design.

Delivering our strategic outcomes
Pioneering grain-to-glass sustainability contributes to the delivery of our strategic outcomes of Consistent value creation, Credibility and trust, Engaged people.
[CVC] [CT] [EP]
'Society 2030: Spirit of Progress' is our 10-year action plan for contributing to the achievement of the UN Sustainable Development Goals (SDGs). It sets out how we will build on our track record, pioneer new approaches, and work with others to make a difference in the critical period to 2030, while giving our business a platform for sustained and responsible quality growth.

Our long-term success depends on the people and planet around us. Poverty, inequality, climate change, water stress, biodiversity loss and other challenges threaten the environment and the prosperity of communities. We must make sure that our stakeholders and society at large all thrive as a result of our business. Our commercial performance and effective stewardship of the environment go hand in hand, because sustainability is critical to the efficiency and effectiveness of our operations and our ability to maintain trust and respect.

Progress in 2021
–Reduced carbon emissions from our operations by 5.1%
–Agreed a renewed five-year partnership with WaterAid to help transform lives through clean water, decent toilets and good hygiene
–Successfully piloted the lowest carbon footprint glass bottles ever produced for a Scotch whisky brand

Looking ahead to 2030
We have set a range of ambitious targets to help drive our performance in preserving water for life, accelerating to a low carbon world, and becoming sustainable by design.
Achievement against all our 'Society 2030: Spirit of Progress' goals is described on pages 64-67. We describe our work on embedding human rights throughout our value chain on page 68 and our engagement with stakeholders on pages 39-40.
We work with our whole value chain – our employees, our suppliers, our communities, our customers and consumers – to look after the people and resources that contribute to our success, from grain to glass.

Celebrating external recognition
In November 2020, Diageo was recognised for the third year in a row in the Dow Jones World Sustainability Index. In December 2020, we appeared on the CDP’s annual A list for water security and climate change. We were recognised as a CDP supplier engagement leader in February 2021.

'Our 'Society 2030: Spirit of Progress' ambitions
Our plan mobilises us to be global champions for water stewardship, and vocal advocates for a low carbon world. It also means going further in exploring circular economy approaches, so we can be ‘sustainable by design’. To achieve our ambitious goals, we expect to invest around £1 billion of capital expenditure over the next decade in environmental sustainability. This will help us to be more efficient, reduce our resource consumption, invest in innovative solutions and build a more secure and resilient supply chain. It will also drive the trust, respect and commercial success that define our Performance Ambition.

Preserving water for life
Water is our most important ingredient. But it is also a precious shared resource, which is coming under increasing pressure in many parts of the world. Preserving this critical resource, particularly in water-stressed areas, has been a strategic priority for many years. Our holistic strategy aims to address risks and drive towards a net positive water impact in our priority water basins. It recognises the need for collective action and the many inter-dependencies between water and communities, our supply chain, climate change and the environment.
Our grain-to-glass approach supports farmers, improves water-use efficiency in our own agricultural and production operations, replenishes water in water-stressed catchments and provides clean water to our communities. It also makes us strong advocates for more collective action for better water stewardship and increased water security.

Business description (continued)
A key element of our integrated strategy is supporting communities by providing access to clean water, sanitation and hygiene (WASH) in communities near our sites and in the water-stressed areas that supply our raw materials. Our strategy contributes to SDG 6 (clean water and sanitation), while also helping to replenish the water we use in our operations. We have supported WASH programmes for more than 20 years and, given the increased importance of WASH for individual and community wellbeing during the Covid-19 pandemic, we launched 15 additional WASH projects in Africa during this year.
We continue to recognise the importance of returning water to the environment at an equal or better quality than the water we abstract, and seek to improve our performance in this area. We describe our approach and performance in our ESG Reporting Index.
Committed to water stewardship
Advocacy and collaboration are essential to our ambitions for water stewardship. This year we worked with the CEO Water Mandate, the Water Resilience Coalition, the Alliance for Water Stewardship, Wash4Work, CDP, WaterAid, and many local partners.
In December 2020, we agreed a renewed £4 million, five-year partnership with WaterAid to help transform lives with clean water, decent toilets and good hygiene in communities.

Supporting salmon; restoring Speyside
In collaboration with the Spey Fishery Board, in February we replaced a damaged weir and installed a fish pass in the river Dullan in Scotland – a part of the River Spey catchment that is crucial to the Scotch whisky industry.

Accelerating to a low carbon world
Combatting climate change and its associated impacts – including those on water – is at the heart of our strategy. We have an ambition to reach net zero carbon across our operations by 2030, harnessing 100% renewable energy everywhere we operate. We have a clear path to follow. We have already halved the carbon emissions associated with our operations since 2008, and look beyond our own business, in our work to decarbonise our value chain and campaign for a low carbon world.
For our own operations, we are developing site-by-site roadmaps to carbon neutrality. We are also working to achieve net zero carbon across our full supply chain (Scope 3), by 2050 or sooner with an interim milestone to achieve a 50% reduction by 2030. In line with our new targets, we are analysing the data and reporting methodology for our value chain emissions – which fall under our Scope 3 disclosures – including those from new acquisitions. This has expanded the number of categories we report and resulted in a significant increase in our reported Scope 3 emissions compared to our previous baseline (see page 66). We will partner with our suppliers in areas including renewable energy solutions, circular-designed products, increasing recycled content of packaging and regenerative agriculture solutions in pursuit of our Scope 3 target.
Our approach to carbon emissions reduction is described further in Responding to climate-related risks on pages 84-97.

Pursuing science-based targets
We were an early adopter of absolute rather than relative reductions in our carbon emissions, setting both our 2020 and 2030 targets in line with the principles of the Science Based Targets initiative.

Performance against all our 'Society 2030: Spirit of Progress' goals is described on pages 64-67.
Becoming sustainable by design
We have made important strides in reducing our environmental impact over decades of focus on waste, recycling and packaging. We aim to keep going until we have reduced our impact everywhere: cutting down packaging, increasing recycled content and eliminating waste.
Partnerships will be critical. Initiatives such as our new Diageo Sustainable Solutions programme, which enables us to partner with innovators to share ideas for growing brands sustainably, help us work together with customers, suppliers, NGOs, research institutions and governments to help create a truly circular economy.

Innovation drives progress
In April 2021 we successfully piloted the lowest carbon footprint glass bottles ever produced for a Scotch whisky brand. Working with glass manufacturer Encirc and research and technology experts Glass Futures, we produced 173,000 bottles for our Black & White brand with 100% recycled glass and using waste-based biofuel-powered furnaces. This reduced the carbon footprint of the bottle by up to 90%.

Working with suppliers and farmers
Our supply chain connects us to communities all over the world, where we can have a positive social and environmental impact by creating economic opportunity, promoting human rights and improving agricultural and environmental practices.
This year we engaged our top 200 suppliers in various elements of our 2030 ambition: from providing DRINKiQ training, to collaborating on inclusion and diversity initiatives, to partnering on manufacturing pilots that delivered low carbon glass bottles.

Business description (continued)
We continue to work through our Partnering with Suppliers standard, which sets our minimum social, ethical and environmental expectations. We have updated it this year to reflect our 'Society 2030 Spirit of Progress' ambition. We also work through AIM-PROGRESS, a forum of leading consumer goods companies, and the not-for-profit organisation SEDEX. Our approach is described in more detail on our website.
Our Sustainable Agriculture Guidelines (SAG) set out the standards we expect of suppliers of agricultural raw materials. We use the Sustainable Agriculture Initiative Platform’s Farm Sustainability Assessment (FSA) tool, with FSA’s bronze rating (or benchmarked equivalent standard) being our minimum requirement. We work directly with farmers on sustainable agriculture projects, and we aim to source locally where practicable. We also assist smallholder farmers, including providing access to training, seeds, fertilisers and technology.

Blending traditional and modern practices
In our agricultural operations in Mexico we are putting our sustainable agriculture ambitions into action as we aim to significantly expand the number of our agave plants for our tequila brands. We use a blend of traditional and modern practices to care for our plants – including innovative drone technology, which currently is used to count the number of plants we have. In the future we plan to use this technology to analyse plant health and apply fertiliser with precision so that we can minimise our impact on the surrounding soil.

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
Reported net sales grew by 8.3%, driven by strong organic growth, partially offset by unfavourable foreign exchange.
Reported operating profit increased 74.6%,
primarily due to a significant reduction in
exceptional operating items compared to fiscal
20, and growth in organic operating profit. This
was partially offset by the negative impact from
adverse exchange rate movements.

Basic eps increased 53.7 pence due to
significantly lower exceptional items after tax
and an increase in organic operating profit. This
increase was partially offset by the impact from
unfavourable exchange and higher tax charges.

NET CASH FROM OPERATING ACTIVITIES (£ million)	RETURN ON CLOSING INVESTED CAPITAL (%)

Definition	Definition
Net cash from operating activities comprises the net cash flow from operating activities as disclosed on the face of the cash flow statement.	Profit for the year divided by net assets at the end of the financial year.
Performance	Performance
Net cash from operating activities was £3,654
million, an increase of £1,334 million compared
to the prior period. This was driven by
an increase in operating profit, working capital
management and receipt of a delayed dividend
from Moët Hennessy. Working capital benefitted
from a large increase in creditors relative to the
end of June 2020, when the creditor balance was
particularly low as a result of reduced volumes
and lower discretionary spend. Creditors
increased in fiscal 21 due to improved business
performance and increased investment in
marketing. Debtors and inventory
levels also increased but to a lesser extent.

The return on closing invested capital of 33.2%
for the year ended 30 June 2021, calculated as
profit for the year divided by net assets as of 30
June 2021, increased by 1600bps driven by
higher profit after tax.

Business description (continued)
Monitoring performance and progress

Financial indicators		Financial indicators		Financial indicators
Organic net sales growth (%) [EG] [R]	16.0%	Organic operating profit growth (%) [EG] [R]	17.7%	Earnings per share before exceptional items (pence) [EG] [R]	117.5p

Definition	Definition	Definition
Sales growth after deducting excise duties, excluding the impact of exchange rate movements, acquisitions and disposals.	Organic operating profit is calculated on a constant currency basis excluding the impact of exceptional items, certain fair value remeasurement, and acquisitions and disposals.	Profit before exceptional items attributable to equity shareholders of the parent company, divided by the weighted average number of shares in issue.
Why we measure	Why we measure	Why we measure
This measure reflects our performance as the result of the choices made in terms of category and market participation, and Diageo’s ability to build brand equity, increase prices and grow market share.	The movement in operating profit
measures the efficiency and effectiveness
of the business. Consistent operating profit
growth is a business imperative, driven by
investment choices, our focus on driving
out costs across the business and
	improving mix.	Earnings per share reflects the profitability of the business and how effectively we finance our balance sheet. It is a key measure for our shareholders.
Performance	Performance	Performance
Organic net sales growth of 16.0%, following a decline in fiscal 20, reflects organic volume growth of 11.2% and positive price mix of 4.8%. All regions grew organic net sales.	Organic operating profit grew 17.7% ahead of net sales, driven by growth in all regions except Europe and Turkey.	Eps before exceptional items increased 8.1 pence, primarily driven by an increase in organic operating profit, partially offset by unfavourable exchange and increased tax.
More detail on page 100	More detail on page 100	More detail on page 101

Business description (continued)

Non-financial indicators		Non-financial indicators		Non-financial indicators
Positive drinking [CT] [EP] [R]		Inclusion and diversity[3] [CVC] [CT] [EP] [R]		Carbon emissions[4] [CVC] [CT] [EP] [R] (1,000 tonnes CO2e)	481
By 2030 educate 10 million young people, parents and teachers on the dangers of underage drinking.	210,443 Total to date: 1.2m2	Percentage of female leaders globally	42%	2021: 481 2020: 507 2019: 552
By 2030 promote changes in attitudes to drink driving, reaching five million people.	9,859	Percentage of ethnically diverse leaders globally	37%
By 2030 reach one billion people with dedicated responsible drinking messages	367m

Definition	Definition	Definition
We report against three indicators for positive drinking as defined above.	The percentage of women who are in Diageo leadership roles and the percentage of ethnically diverse individuals who are in Diageo leadership roles.	Absolute volume of Scope 1 and 2 carbon emissions, in 1,000 tonnes.
Why we measure	Why we measure	Why we measure
We want to change the way the world
drinks for the better by promoting
moderation and addressing the harmful use
of alcohol. Our goal is for people to ‘drink
better, not more’ – because we are proud of
our brands and we know that the best way
for them to be enjoyed is responsibly.	An inclusive and diverse culture is central
to our purpose of ‘Celebrating life, every
day, everywhere’. As well as being the
right thing to do, having the best and most
diverse talent drives innovation and
commercial performance.	Carbon emissions are a key element
of Diageo’s, and our industry’s,
environmental impact. Reducing our
carbon emissions is a significant part of our
efforts to mitigate climate change,
positioning us well for a future low carbon
economy, while creating energy
efficiencies and savings now.
Performance	Performance	Performance
We launched a new approach to positive drinking in 2018 and we refreshed our targets in November 2020 as part of the launch of our ‘Society 2030: Spirit of Progress’ strategy.	This year 42% of our leadership roles were held by women, compared with 39% last year. This year we measured the percentage of ethnically diverse individuals in Diageo leadership roles for the first time.	Carbon emissions reduced by 5.1% in 2021. Ongoing displacement of fossil fuels and energy efficiency gains are the principal drivers of the reductions.
More detail on page 64	More detail on page 64	More detail on page 66

Business description (continued)

Financial indicators		Financial indicators		Financial indicators
Free cash flow (£ million)[1] [EG] [R]	3,037m	Return on average invested capital (ROIC) (%) [CVC]	13.5%	Total shareholder return (%) [CVC] [R]	32%

Definition	Definition	Definition
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
restructuring costs and goodwill at the date
of transition to IFRS, excluding post
employment liabilities, net borrowings and
	non-controlling interests.	Percentage growth in the value of a Diageo share (assuming all dividends and capital distributions are re-invested).
Why we measure	Why we measure	Why we measure
Free cash flow is a key indicator of the financial management of the business and reflects the cash generated by the business to fund payments to our shareholders and acquisitions.	ROIC is used by management to assess the return obtained from the group’s asset base. Improving ROIC builds financial strength to enable Diageo to attain its financial objectives.	Diageo’s Directors have a fiduciary responsibility to maximise long-term value for shareholders. We also monitor our relative TSR performance against our peers.
Performance	Performance	Performance
Free cash flow increased by £1,403 million to £3,037 million, primarily driven by an increase in operating profit, working capital management and higher dividends from joint ventures and associates.	ROIC increased 113bps against the prior comparable period driven mainly by organic operating profit growth, partially offset by increased tax and unfavourable exchange.	TSR was up 32% over the past 12 months driven by the higher year on year share price.
More detail on page 102	More detail on page 103

Business description (continued)

Non-financial indicators		Non-financial indicators		Non-financial indicators
Water efficiency[5] (l/l) [CVC] [CT] [EP] [R]	4.30l/l	Employee engagement[6] (%) [CT] [EP]	81%	Health and safety (lost-time accident per 1,000 full-time employees) [CT] [EP]	1.03

Definition	Definition	Definition
Ratio of the amount of water required to produce one litre of packaged product.	Measured through our Your Voice survey; includes metrics for employee satisfaction, advocacy and pride.[7]	Number of accidents per 1,000 full-time employees and directly supervised contractors resulting in time lost from work of one calendar day or more.
Why we measure	Why we measure	Why we measure
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
everyone has the right to work in a safe
and healthy environment, and our Zero
Harm philosophy is that everyone should
go home safe and healthy, every day,
everywhere.
Performance	Performance	Performance
Water efficiency improved by 7.7%
compared to 2020. This resulted from a
fully commissioned water recovery and
reuse plant at Uganda Brewery and
overall improved water use rates in
Nigeria and at a number of other
locations.	This year 85% of our people completed
our Your Voice survey. 81% were
identified as engaged. 89% declared
themselves proud to work for Diageo,
81% would recommend Diageo as a
great place to work and 74% were
extremely satisfied with Diageo as a
place to work.	After sustaining less than one lost-time
accident (LTA) per 1,000 employees in
2019 and 2020, this year the LTA
frequency rate increased from 0.60 to
1.03, largely due to an increase in
incidents at our sites in Europe. This
year’s rate of 1.03 is broadly in line
with our performance prior to 2020. The
severity rate of these LTAs, which
measures the seriousness of the incident
and time off work, reduced by 11.9%
globally.
More detail on page 65	More detail on pages 41-42	More detail on pages 68-70
Our strategic outcomes:
[EG] Efficient growth [CT] Credibility and trust
[CVC] Consistent value creation [EP] Engaged people

[R] Remuneration: Some KPIs are used as a measure in the incentive plans for the remuneration of executives. See our Directors’ remuneration report from page 183 for more details.
1. For reward purposes this measure is further adjusted for the impact of exchange rates and other factors not controlled by management, to ensure focus on our underlying performance drivers
2. The baseline year for our ‘Society 2030: Spirit of Progress’ goals is 2020 unless otherwise stated. For our target to educate 10 million young people, parents and teachers on the dangers of underage drinking the baseline year is 2018.
3.In this section this year we have included two new non-financial key performance indicators on inclusion and diversity. These two measures demonstrate progress against our strategic priority to champion inclusion and diversity, which is also a core pillar of our ‘Society 2030: Spirit of Progress’ strategy. We have reported on the percentage of female leaders globally since 2016, the percentage of ethnically diverse leaders globally is being reported on for the first time this year.
4. In accordance with Diageo’s environmental reporting methodologies and WRI/WBCSD GHG Protocol, data for the baseline year 2020 and for the three years in the period ended 30 June 2019 has been restated where relevant.
5. In accordance with Diageo’s environmental reporting methodologies, data for the baseline year 2020 and each of the three years in the period ended 30 June 2019 has been restated where relevant.
6. Because of the Covid-19 pandemic, in 2020 we did not run a full Your Voice survey. Instead we used a pulse survey tool to listen to employees’ feedback and learn from their experiences of working during the pandemic. We therefore do not have a comparable employee engagement metric for 2020.
7. This year we updated the way we measure employee engagement in our Your Voice survey to bring it in line with standard practice. When the 2019 employee engagement index score from the Your Voice survey is recalculated based on the three questions we used in 2021 (satisfaction, advocacy and pride), as opposed to the four we used in 2019 (satisfaction, advocacy, pride and loyalty) the difference is a one percentage point increase.

Business description (continued)
Sustainability performance

Performing against our 2030 targets1

Target by 2030	KPI	Commentary
Promote positive drinking
Champion health literacy and tackle harm through DRINKiQ in every market where we live, work, source and sell SDG alignment: 3.4; 3.5; 17.16	Number of markets that have launched DRINKiQ 29	We launched an updated version of our DRINKiQ platform this year, with comprehensive information on alcohol and health and a new screening tool to identify whether users are drinking at higher risk levels. By the end of fiscal 2021, we had 33 sites live in 29 geographies. Some countries have sites in more than one language, including the United States, where DRINKiQ is available in English and Spanish.
Scale up our SMASHED partnership, and educate 10 million young people, parents, and teachers on the dangers of underage drinking SDG alignment: 3.5; 12.8; 17.16	Number of people educated on the dangers of underage drinking through a Diageo supported education programme 210,443	SMASHED began as a live theatre-based education programme in 2005. We sponsored the development of SMASHED Online this year to include interactive activities that help educate young people about the dangers of underage drinking. Where Covid-19 restrictions allowed, we ran SMASHED Live in a number of countries and this year we launched SMASHED Online in five countries, reaching 35,420 people so far. Survey data shows that of the 210,443 educated this year, 195,544 or 93% confirmed changed attitudes on the dangers of underage drinking following participation in a Diageo supported education programme. We have educated a total of 1.2 million people since 2018.
Extend our UNITAR partnership and promote changes in attitudes to drink driving reaching five million people SDG alignment:3.5; 3.6; 12.8; 17.16	Number of people educated about the dangers of drink driving 9,859	This year we educated 9,859 people about the dangers of drink driving. We developed an innovative new drink drive online module which aims to change attitudes about drink driving. We launched ‘The Wrong Side of the Road’ initiative in Great Britain in May 2021. While Covid-19 delayed its roll out in many markets, we aim to scale the programme quickly over the next 12 months.
Leverage Diageo marketing and innovation to make moderation the norm – reaching one billion people with dedicated responsible drinking messaging SDG alignment: 3.5; 12.8; 17.16	Number of people reached with responsible drinking messages from our brands 367m
We reached 367 million people this year, reflecting both significant progress towards our 2030 goal and enhanced data capture and measurement. We moved to a more systemic process of measurement led by our media partners OMG, leading to increased data capture, which has driven a significant increase in our reported performance.
Setting market-level targets helped drive progress. A leading contribution came from Latin America, with Mexico delivering a cross-brand campaign from Smirnoff, Johnnie Walker, Don Julio and Black & White which reached over 46 million consumers.

Champion inclusion and diversity
Champion gender diversity with an ambition to achieve 50% representation of women in leadership roles by 2030[2] SDG alignment: 5.5; 8.1; 10.2; 10.4	Percentage of female leaders globally 42%	Each of our markets has stretching multi-year inclusion and diversity plans which include a focus on developing a strong pipeline of female talent. We have exceeded our previous female leadership representation goals (35% by 2020 and 40% by 2025) and have set a further ambitious goal, aiming for 50% female leadership representation by 2030. This year, 42% of our leadership roles were held by women.
Champion ethnic diversity with an ambition to increase representation of leaders from ethnically diverse backgrounds to 45% by 2030[2] SDG alignment: 10.2	Percentage of ethnically diverse leaders globally 37%	We have identified ethnicity as a global inclusion and diversity priority, defining similarly ambitious goals for ethnic diversity as we have for gender. This year we created and launched a progressive Ethnic Diversity Framework to support our markets in creating plans that cover talent representation and development, supplier ethnic diversity and inclusive marketing. We aim to increase representation of leaders from ethnically diverse backgrounds to 45% by 2030. Currently voluntary ethnicity data collection is live in 61 countries where it is legally permissible. In these countries over 80% of employees across all levels have disclosed their ethnicity information confidentially. 37% of leadership roles are currently held by people from ethnically diverse backgrounds.
We will use our creative and media spend to support progressive voices, measuring and increasing the percentage spend year on year SDG alignment: 5.5; 5B; 10.2; 10.4	Measurement and evaluation framework under development
This year we updated our Progressive Portrayal framework to be at the forefront of breaking stereotypes in advertising for gender, race, sexuality and age, and have used the framework to train nearly 2,000 internal and external people so far. We continue to break boundaries and work with inclusive talent that reflects our broad consumer base – for instance with Guinness’s Never Settle campaign, which launched in May 2021 to redress the imbalance of coverage of women’s rugby.
We continue to work with our advertising agencies and partners to ensure our creative teams are as diverse as the consumers who enjoy our products. We are in the third year of collecting insight about the makeup of our agency workforce and have now gone beyond gender to also look at ethnicity and age. We continue to partner with Creative Equals globally on the Creative Comeback programme and work with the Unstereotype Alliance.
We have committed to a multi-million sterling media investment over the next two years to media platforms and publishers who are working to make mainstream media more diverse and inclusive. We are currently developing a robust measurement and evaluation framework for this target and will be reporting quantitatively against it in the future.

1. All baselines for our 'Society 2030: Spirit of Progress' 2030 targets and ambitions are 2020, unless otherwise stated
2. Statements on representation are an ambition for Diageo and should not be considered a target

Business description (continued)

Target by 2030	KPI	Commentary
Accelerate inclusion and diversity in our value chain, measuring and increasing the percentage of Diageo suppliers from female and minority owned businesses year on year[2]
SDG alignment: 5.5, 5B; 10.2; 10.4
	Percentage of suppliers with female and minority ownership N/A	We aim to build a robust and sustainable supplier base that reflects the regions in which we operate. We are measuring and increasing the percentage of diverse-owned and -operated suppliers, year on year. We provide equal opportunities to all suppliers to compete for our projects. We are developing our Supplier Diversity programme by leveraging the best practice from our work in North America over the past six years (where we more than doubled our spend with diverse suppliers) and extending the programme and targets to all markets. We aim to report on this next year. We are also looking at ways to work collaboratively with suppliers and agencies to drive greater diversity within their organisations. We are currently developing a robust measurement and evaluation framework for this ambition and will be reporting quantitatively against it in the future.
Provide business and hospitality skills to 200,000 people, increasing employability and improving livelihoods through Learning for Life (L4L) and our other skills programmes
SDG alignment: 4.4; 8.1; 8.6; 10.2; 17.16	Number of people reached through L4L and other skills programmes 8,631	This year we reached 8,631 people through our skills programmes. Covid-19 had a devastating effect on the hospitality sector, but we were able to continue to deliver our L4L programme where it was most needed. We pivoted our programmes to work online, in partnership with our network of charities and training providers, to allow us to continue to provide effective support. The success of the programme in helping to build careers in hospitality was highlighted with Bianca Lima, a 2019 L4L graduate becoming the champion of cocktail competition Diageo World Class™ in Brazil.
Through the Diageo Bar Academy we will deliver 1.5 million training sessions providing skills and resources to help build a thriving hospitality sector that works for all
SDG alignment: 4.4; 8.1; 8.6; 10.2; 17.16	Number of training sessions delivered through Diageo Bar Academy 113,447	We delivered 113,447 skills training sessions to hospitality industry workers (owners, managers, bartenders and waiting staff) through Diageo Bar Academy (DBA) this year. DBA has various ways to deliver courses (physical training, virtual training, e-learnings and master classes). This year, virtual training became increasingly important and enabled us to continue to reach and upskill people. We modified many of our courses to help address the unique challenges of continued industry lockdowns and re-openings, including training for businesses on adapting their infrastructure to keep employees and customers safe. DBA also supports the development of a more diverse and inclusive hospitality sector: we have increased the participation of women in DBA training, and run women-only training sessions in Africa and India.
Ensure 50% of beneficiaries from our community programmes are women and our community programmes will be designed to enhance ethnic diversity and inclusion of underrepresented groups
SDG alignment: 5.5; 5A	Percentage of beneficiaries of our community programmes who are women 51%	This year 51% of beneficiaries from community programmes were women. Currently we include female beneficiaries from registered skills programmes, where we can accurately track the gender of participants through their registrations. In the future, we plan to use qualitative impact assessment protocols (QUIP) where it is currently challenging to accurately measure female beneficiaries, such as for water sanitation and hygiene programmes. We are also researching the best way to support people from ethnically diverse backgrounds in the hospitality sector.
Pioneer grain-to-glass sustainability: Preserve water for life
Reduce water use in our operations with a 40% improvement in water use efficiency in water-stressed areas and 30% improvement across the company SDG alignment: 6.4	Percentage improvement in litres of water used per litre of packaged product 7.7%
We delivered a 7.7% improvement in water efficiency this year and cumulatively, water-use rates have improved by over 53% since our water stewardship programme began in 2007. In addition, the volume of water we recycled or reused in our own production was 843,115m3, representing 5% of total water withdrawals. The Africa region’s water stewardship work has been particularly successful this year. Key water recycling and reuse facilities are now operational in Kenya and Uganda, and we have begun construction of water recycling facilities in both our Nigerian sites. This year, 33,830m3 of water were used for agricultural purposes on land under our operational control. We report this separately from water used in our direct operations.

Replenish more water than we use for our operations for all of our sites in water-stressed areas by 2026 SDG alignment: 6.1; 6.2; 6.6; 6B; 15.1	Percentage of water replenished in water-stressed areas 12.7%
Our refreshed water replenishment programme had a strong year despite the challenges of implementation in areas under lockdown. We exceeded our target for the year, completing a total of 20 projects in nine countries, which replenished 583,656m3 of water, representing 12.7% of our target for 2026.
Given the importance of handwashing during the Covid-19 pandemic, we prioritised WASH projects (see below), but we also completed tree planting, dam desilting, drip irrigation and aquifer recharge projects in water-stressed catchments where we operate or source raw materials.

Invest in improving access to clean water, sanitation, and hygiene (WASH) in communities near our sites and local sourcing areas in all of our water-stressed markets
SDG alignment: 6.1; 6.2; 6.6; 6B; 15.1	Percentage of water-stressed markets with investment in WASH 89%
The Covid-19 pandemic made it an especially important year for implementing WASH projects in vulnerable communities. As part of our replenishment programme we completed 13 WASH projects in seven countries: Tanzania, Nigeria, Ghana, Uganda, Ethiopia, Kenya and South Africa.
54,691 people benefitted from these WASH projects this year.

1. All baselines for our 'Society 2030: Spirit of Progress' 2030 targets and ambitions are 2020, unless otherwise stated
2. Statements on representation are an ambition for Diageo and should not be considered a target

Business description (continued)

Target by 2030	KPI	Commentary
Engage in collective action in all of our priority water basins to improve water accessibility, availability and quality and contribute to a net positive water impact
SDG alignment: 6.1; 6.2; 6.5; 6.6; 6A; 6B	Percentage of priority water basins with collective action participation 15%	We have built on our history of participation in collective action by creating a new, structured collective action programme that is fundamental to our water and climate change risk strategies. Our assessment identified 13 priority water basins in 11 countries on four continents, based on water risk and strategic importance to our business. We have developed detailed guidance on collective action for our markets, consulting with key external stakeholders and we have made our guidelines open source to encourage adoption by more companies. We are participating in collective action in two priority water basins. In the Santiago/Lerma basin in Mexico we joined a new initiative called ‘Charco Bendito’ comprising many food and beverage companies. In the Spey basin in Scotland we continued our support for the multi-stakeholder Spey Catchment Initiative.
Pioneer grain-to-glass sustainability: Accelerate to a low carbon world
Become net zero carbon in our direct operations (Scopes 1 and 2) SDG alignment: 7.2; 7.3; 12.6; 13.3	Percentage reduction in absolute GHG (ktCO2e) 5.1%
Diageo’s total direct and indirect carbon emissions (location/gross)[1] this year were 691,999 tonnes (2020 – 702,204 tonnes), comprising direct emissions (Scope 1) of 549,469 tonnes (2020 – 568,720 tonnes), and indirect (Scope 2) emissions of 142,530 tonnes (2020 – 133,484 tonnes). The intensity ratio for this year was 177 grams per litre packaged (2020 – 195 grams per litre packaged).[1]
This year we reduced GHG emissions by 5.1%, building on our 2020 achievement of a 50% reduction in absolute emissions. This emissions reduction was despite a year-on-year increase of 9.9% in packaged volume and 16.3% in distilled volume. As markets opened back up after lockdown restrictions, there have been some increased emissions associated with production growth, especially from sites in Africa, Mexico and the United Kingdom. Reductions were driven by increased use of on-site renewable energy, particularly in India and the use of renewable energy attribute certificates, including through green gas certificates generated by converting distillery co-products. Some capital investments were delayed in this financial year due to lockdown restrictions but the associated benefits are on track to be delivered in the next financial year.
Our annual targets to achieve net zero by 2030 in Scopes 1 and 2 emissions have been calculated in accordance with the principles of Science Based Targets initiative (SBTi) and have been submitted to the SBTi for validation. This year we have made progress in line with our expectations and are on track to achieve this goal. Our Scope 3 target of net zero by 2050 is also aligned with the principles of the SBTi.

Reduce our value chain (Scope 3) carbon emissions by 50%[2,3] SDG alignment: 7.2; 7.3; 7A; 12.6; 13.3; 17.16	Percentage reduction in absolute GHG (ktCO2e) (2.1)%	Our new target of reducing Scope 3 emissions by 50% by 2030 and achieving a net zero value chain by 2050 or sooner triggered a comprehensive review of our total value chain footprint and associated emissions. Consequently, we re-set our baseline, incorporating additional categories of Scope 3 upstream and downstream emissions. This year our value chain Scope 3 emissions increased by 2.1%. This was mainly due to increased production and its associated increased use of raw materials, packaging, third-party operations and neutral spirit sourcing, as well as a relatively depressed new baseline year of 2020, which was affected by Covid-19. We remain committed to accelerating progress on reducing total value chain emissions and working collaboratively with our suppliers and partners in future years. We have added the Scope 3 target to our Partnering with Suppliers standard, which is reflected in our procurement contracts.
Use 100% renewable energy across all our direct operations SDG alignment: 7.2; 7A; 17.16	Percentage of renewable energy across our direct operations 36.0%
Our total renewable energy increased to 36% this year, an increase of 2.6% on the prior year. The main drivers of this progress are programmes switching from fossil fuel to renewable sources, including wider use of biomass and renewable electricity.
As a signatory to the RE100 global initiative committed to 100% renewable electricity, we aim to source 100% of our electricity from renewable sources by 2030. This year, 66.4% of electricity consumed was from renewable sources such as wind, hydro and solar (2020: 66%), exceeding our 2025 interim target of 50%. In the United Kingdom, 100% of our electricity came from renewable sources.

Pioneer grain-to-glass sustainability: Become sustainable by design
Achieve zero waste in our direct operations and zero waste to landfill in our supply chain SDG alignment: 12.5; 12.6	Percentage reduction in total waste to landfill (tonnes) 97.5%
We maintained zero waste to landfill[2] at all our supply and office sites through continuous improvement, ongoing segregation of materials at our sites and close collaboration with partners. This year we started to identify and baseline our waste to landfill footprint in supply chains. We have also added the target to our Partnering with Suppliers standard, which is reflected in our procurement contracts.

Business description (continued)

Target by 2030	KPI	Commentary
Continue our work to reduce total packaging and increase recycled content in our packaging (delivering a 10% reduction in packaging weight and increasing the percentage recycled content of our packaging to 60%)
Ensure 100% of our packaging is widely recyclable (or reusable/compostable)[4]
SDG alignment: 12.2; 12.6
	Percentage reduction of total packaging (by weight) (3.6)%	As a result of the on-trade closures due to Covid-19, there was an increase in the use of cans rather than returnable kegs which resulted in an increase in our overall packaging weight of 3.6%. Aside from this challenge, our work with Pulpex on a paper-based bottle has demonstrated the potential to reduce the packaging weight of a glass bottle by 95%. This and other innovative approaches will be central to delivering this target.
	Percentage of recycled content (by weight) 42.8%	The recycled content in our packaging was 42.8%, a decrease of 3% compared with last year because less ‘cullet’ (recycled glass) was available in our main markets. Over 85% of our finished packaged product uses glass and glass recycling infrastructure has been severely impacted by Covid-19.
	Percentage of packaging recyclable (by weight) 99.5%	The application of the ‘widely recyclable’ definition across all our markets will require some further work to embed a universal definition for subsequent years’ reporting. As last year, 99.5% of our packaging is recyclable by our previous definition. The remaining non-recyclable components are currently either technically or operationally not replaceable, and we continue to explore alternatives for these residual materials.
Achieve 40% average recycled content in our plastic bottles (and 100% by 2030)[4] SDG alignment: 12.5; 12.6	Percentage of recycled content/ percentage of plastics used 5.4%	We have made solid progress with 5.4% recycled content in all plastic (PET) bottles globally and we have moved certain formats to 100% recycled content. While just 2% of our packaging is made from PET, we nonetheless consider this an important target.
Ensure 100% of our plastics is designed to be widely recyclable (or reusable/compostable) by 2025[4] SDG alignment: 12.5; 12.6	Percentage of recyclable (or reusable/compostable)/ percentage of plastic used 66.8%	We are encouraged by the innovative approach in our South Africa market to ensure our Smirnoff and Captain Morgan PET formats were adapted to enable the PET bottles to be widely recyclable or reusable. This contributes to the PETCO initiative in market where 56,500 tonnes of PET was collected for reuse. The remaining non-recyclable plastic components are challenging to displace, however we will continue to explore alternatives. This year, we created a set of Global POS (point-of-sale) Sustainable Guidelines for our marketing teams which will be fully implemented next year. We reduced the use of single use plastic cups in Europe, moved to 100% recycled and recyclable paper in North America with our key POS supplier, and reduced material waste and obsolescence within our warehouses.
Provide all of our local sourcing communities with agricultural skills and resources, building economic and environmental resilience (supporting 150,000 smallholder farmers)
SDG alignment: 2.3; 2.4; 8.3; 12.2; 12.3	Number of smallholder farmers who we have provided with, or facilitated access to, initiatives providing agricultural skills and a minimum of three inputs N/A	On-farm practices in our farmer network vary widely in maturity. Some growers already use sustainable and regenerative practices, while others still need to adapt. Moving to regenerative agriculture across this network is a substantial step requiring understanding and planning, and we have focussed this year on building our strategy and engaging market teams through a new Regenerative Agriculture Community of Practice to share learnings and build capability. We are also building a baseline of supplier and market maturity and assessing the materiality of issues to create implementation plans for next year and beyond. We have developed a number of tools which will be rolled out to suppliers and farmers. We are currently developing a robust measurement and evaluation framework for this target and will be reporting quantitatively against it in the future.
Develop regenerative agriculture pilot programmes in five key sourcing landscapes SDG alignment: 15.2; 15.3; 15.5; 15A; 17.16	Number of regenerative agriculture pilot programmes active N/A
To help suppliers and farmers overcome potential barriers, we will partner with them to implement regenerative, on-the-ground projects that help test new farming approaches and practices, measure impacts, and disseminate learnings.
To make these initiatives effective, we are working on understanding where our current grower groups are operating, what practices they may be considering adopting, and where we can best support them in partnership and collaboration with others.
We are exploring new technologies that will allow us to plan, define and frame pilot programmes. One example is a collaboration project targeting our growers in Scotland and Ireland, which aims to gather on-farm data using satellite imagery and deep data analysis to establish a baseline of existing carbon footprint and other on-farm environmental metrics. We are currently developing a robust measurement and evaluation framework for this target and will be reporting quantitatively against it in the future.

1. We use the World Resources Institute/World Business Council for Sustainable Development Greenhouse Gas Protocol as a basis for reporting our emissions, and we include all facilities where we have operational control for the full financial year
2. Please refer to our reporting methodologies for more information on how data has been compiled, including standards and assumptions used
3. Comprehensive review of Scope 3 categories have increased FY20 baseline to 4,87 MtCO2e
4. These targets were introduced in 2018

Business description (continued)
Doing business the right way, from grain to glass

Doing the right thing, in the right way, is the foundation of our business. That includes embedding our commitment to business integrity and respect for human rights into the way we work, every day, everywhere. We consider health and safety as a fundamental human right – and at an operational level the health, safety and wellbeing of our employees is our highest priority.

Making respect for human rights everyone’s business
Respect for human rights should be a part of everyone’s working day. We are continuing to embed human rights into every function of our business, in every market, as part of our commitment to the UN Guiding Principles on Business and Human Rights (UNGP), which we signed in 2014.
We have a well-developed policy framework that addresses human rights and our commitment to business integrity. We will not work with anyone who does not align with these standards. We use our comprehensive human rights impact assessment (HRIA) process, which considers our entire value chain, and our Responsible Sourcing programme as part of our due diligence and risk monitoring process.
In line with the UNGP, we have identified three external risks as particularly salient to our business: labour rights, including the risk of child labour, especially in agricultural supply networks; labour standards for contract workers; and sexual harassment in the hospitality sector.
In response, we have developed measures including awareness programmes focussed on child protection and training for a variety of internal and external stakeholders on modern slavery risks, as well as standards and training in all our markets aimed at protecting brand promotion teams from harassment.
We describe our human rights approach and performance in more detail in our ESG Reporting Index. We publish our Modern Slavery Statement on our website.

Strengthening our approach
Embedding human rights is a continuous and evolving process. We have now carried out 19 HRIAs since we began our programme in 2015. In previous years we have conducted HRIAs in Kenya, Ghana, Mexico, Brazil, Thailand, Turkey, Uganda, Colombia, the United Kingdom, Guatemala, Tanzania, Nigeria, South Africa, China, North America (United States/Canada) and Australia. This year, we carried out HRIAs in the Middle East (second phase), PEBAC (Peru/Ecuador/Bolivia/ Argentina/Chile), and North Asia (South Korea/Japan), and the second phase in India was in progress as this report was published. These last four HRIAs were delayed from 2020 as a result of Covid-19.
During the pandemic we developed a robust desk-based approach to HRIAs. This included an in-depth review of the human rights context relevant to our operations and value chain in each country, a detailed scoping of our operations and value chain, and the development of an information gathering tool, and follow-up interviews as needed. All our HRIA reports include an action plan to address identified risks and an action plan for their delivery.
Following on from the completion of the extensive human rights due diligence across our business and value chain through the HRIA programme, we are now working to further embed our human rights approach across all aspects of our business. This year that included further embedding our Global Brand Promoter Standard in all our markets to protect brand promotion teams from harassment. Our governance process checks that this standard is included in agency contracts and that promoters receive relevant training.

Health and safety
Our global health and safety strategy aims to take a holistic approach to the wellbeing, as well as the safety, of our people. At its heart is our global Zero Harm programme, which is designed to ensure that everyone goes home safe and healthy, every day, everywhere.
Last year we introduced a new, broader total recordable accident frequency rate (TRAFR) metric, with the aim of achieving a TRAFR performance of 3.5 or less. Our TRAFR helps us identify and analyse the root causes of all levels of accidents and near misses, which enables us to predict and prevent more serious accidents and illnesses. This year we have sustained a TRAFR performance of 1.98 at a global level, an improvement from 2.12 last year.
After sustaining less than one lost-time accident (LTA) per 1,000 employees for several years, this year the LTA frequency rate increased from 0.60 to 1.03, largely due to an increase in incidents at our sites in Europe. This year’s rate of 1.03 is broadly in line with our performance prior to 2020. The severity rate of these LTAs, which measures the seriousness of the incident and time off work, reduced by 11.9% globally.
We have introduced a new global governance structure and approach to co-ordinating our health and safety strategy across the business. This blends local ownership and agility with global oversight of trends, enabling sharing of best practice and policies.
There is no acceptable level of accidents and we want to continue to encourage safe behaviour among all our people. A core part of our strategy is to identify and leverage the best available health and safety practices, technologies and systems to effectively interrogate data.

Business description (continued)
We continue to build our people’s capabilities to provide them with the most up-to-date health and safety skills and knowledge to consistently carry out their roles safely. We are also committed to working in partnership with our contractors and third-party providers to ensure they are equally committed to our Zero Harm ambition.
We have taken a strategic approach to managing the ongoing Covid-19 pandemic and successfully implemented new protocols and safe ways of working across the business, including in offices, production facilities, commercial premises and among our new remote working population.
The global pandemic has been a physical and emotional challenge for all our people for a variety of reasons. This year Diageo’s annual Your Voice survey included questions on wellbeing, which gave us additional insights into the progress we are making in this area, as described in Our people on pages 41-42.
We have also created a new, dedicated health and wellbeing channel in our learning management system, which provides tools and resources to help our people manage their own specific needs.

2021 safety data by region

Region	Employee LTA rate	Employee TRA rate	Independent contractor	LTAs[1]	Fatalities[2]
North America	1.14	2.07	0	3	0
Europe and Turkey	2.44	3.21	3	25	0
Africa	0.25	1.12	5	2	0
Latin America and Caribbean	1.06	2.16	4	3	0
Asia Pacific	0.33	1.80	3	4	0
Diageo (total)	1.03	1.98	15	37	0
1. We do not report an LTA rate for independent contractors due to the difficulty and administrative burden in accurately recording headcount
2. Fatalities include any employee work-related fatality arising in their day-to-day work environment, or any work-related fatalities occurring to third parties and contractors (non full-time employees) while on Diageo’s premises

Our Life Saving Rules: 11 ways to make our people safer
We want everyone to go home safe and healthy, every day, everywhere. That means constantly reinforcing the behaviours that have made us an industry leader on safety – and going further until we reach our ambition of zero harm.
This year we found a new way to bring our health and safety culture to life for our people – through our Life Saving Rules programme. Launched in every market, Life Saving Rules focusses on the 11 key behaviours that can prevent the worst kinds of accidents – what are known as severe and fatal incidents.
The rules are built around the activities we have identified as highest risk, such as driving on roads, working at height, and entering confined spaces, and outline the key safe behaviour expectations for our employees to understand and adopt as part of their working day. We brought the message home through booklets, posters, t-shirts, display screens, videos, virtual engagements and face-to-face training, and teams at our local sites focus on communicating a specific rule each month.

Business integrity
We remain deeply committed to operating in the right way in everything we do. Compliance and conducting our business with integrity are non-negotiables, and our approach to risk and compliance helps us go beyond the basics to encourage the right behaviours and attitudes every day, everywhere.
Our global Code of Business Conduct (Code), available in 20 languages, sets out what we stand for as a company and how we operate to enable all our employees to understand what is required of them in the conduct of our business across a range of compliance areas. We undertake annual mandatory global training on our Code and key global policies, which includes an integrated Annual Certification of Compliance (ACC) for all managers and their direct reports, encompassing a total of 15,002 eligible employees.
Global training is delivered in an easily accessible e-learning format with classroom training delivered to those employees who do not have regular access to a computer.
Another area of potential compliance risk is our interactions with third parties. Our Know Your Business Partner programme is designed to help us evaluate the risk of doing business with a third party prior to entering a contractual relationship, as well as monitor for any changes throughout our interactions. This year we refreshed our third-party risk programme to include additional mitigations to the increased risk of economic sanctions. We assess all our business partners for potential economic sanctions and compliance risks such as bribery and corruption, money laundering, facilitation of tax evasion, data privacy or other reputational red flags and implement additional due diligence processes on those parties that pose a potentially higher risk. Central oversight is provided by our global business integrity team which undertakes regular reviews on the effectiveness of the programme.

Business description (continued)
We encourage our employees, and anyone we do business with, to raise concerns about potential breaches of our Code or policies. Our confidential whistle-blowing help line, SpeakUp, is available via phone or web portal, enabling anyone to report a concern. Additionally, we encourage employees to come forward to their line manager, legal, HR or risk and compliance and business integrity partners.
This year 484 allegations of breaches were reported. Whilst on an annual basis we saw a decline in allegations versus last year, due to increased virtual working as a result of the pandemic, we are noting that the reporting levels are slowly going back to pre-pandemic levels. The substantiation rate of allegations has slightly increased compared to last year with 39% of cases confirmed as a breach.
All allegations are taken seriously, investigated and where required consequence management is performed. We monitor all breaches to identify trends and root causes where further action may be required. This year 53 people exited the business as a result of breaches of our Code or policies versus 78 people last year. The reduced number of breach leavers is due to a reduction in severity and type of breaches this year.

Business description (continued)
Our ESG reporting approach
Reporting transparently on the environmental, social and governance (ESG) issues that affect our business and that our business creates plays a vital role in delivering our strategy. It helps us to manage ESG risks, seize opportunities and promote sustainable development everywhere we live, work, source and sell.
Our ESG reporting suite aims to provide comprehensive and comparable disclosures for a broad range of stakeholders. As well as publishing our integrated Annual Report and ESG Reporting Index at the year-end, we also submit non-financial information to benchmarking and index organisations throughout the year, including those listed on page 3 of our ESG Reporting Index.
The non-financial reporting space is evolving quickly. We are committed to continual evaluation and improvement of our approach and to actively track emerging ESG frameworks and good practice.

How we report to our stakeholders – our reporting suite
Annual Report Where we present our most material disclosures and describe how our strategy delivers value for our business and other stakeholders.
Diageo.com Where, through the 'Society 2030: Spirit of progress' section, we give further details of our approach and performance, including examples of our strategy in action.
ESG Reporting Index Where we give additional disclosures in line with the GRI Standards index and the UNGC advanced reporting criteria index, plus our response to the Sustainability Accounting Standards Board (SASB). This document also includes detailed non-financial reporting boundaries and methodologies.
Who are our stakeholders? Everyone who is affected by our business, and everyone who affects it, is a stakeholder. A detailed description of our stakeholder engagement process is on pages 39-40.

Non-financial information statement

Focus area	Relevant policies and standards	Read more in this report	Page
Promote positive drinking	– Marketing and Digital Marketing Policy – Employee Alcohol Global Policy – Position papers	– Promote positive drinking – Performing against our 2030 targets	50-52 64-67
Champion inclusion and diversity Our people	– Code of Business Conduct – 2020 Gender Pay Gap Report – Human Rights Global Policy	– Champion inclusion and diversity – Our people – Performing against our 2030 targets	53-55 41-42 64-67
Pioneer grain-to-glass sustainability	– Environmental Global Policy – Sustainable Agriculture Guidelines – Sustainable Packaging Commitments – Partnering with Suppliers Standard	– Pioneer grain-to-glass sustainability – Performing against our 2030 targets – Responding to climate-related risks	56-58 64-67 84-97
Human rights	– Human Rights Global Policy – Modern Slavery Statement – Global Brand Promoter Standard	– Doing business the right way from grain to glass	68-70
Health and safety	– Health, Safety and Wellbeing Global Policy	– Doing business the right way from grain to glass	68-70
Anti-bribery and corruption	– Code of Business Conduct	– Risk factors	72-82
Our contribution to the UN Sustainable Development Goals		– Performing against our 2030 targets	64-67

Business description (continued)
Risk factors

Investing in the securities of Diageo involves risk. Diageo believes the following to be the principal risks and uncertainties that are most likely to have a material adverse impact on the Diageo group. These risks should be carefully considered together with other information included elsewhere within this annual report. If any of these risks occur, either alone or in combination with other risks, Diageo’s business, financial condition and performance could suffer and the trading price and liquidity of its securities could decline. The order of presentation of the risk factors below does not necessarily indicate the likelihood of a particular risk’s occurrence or the potential magnitude of its financial consequences.
In addition, because any global business of the kind Diageo is engaged in is inherently exposed to risks that become apparent only with the benefit of hindsight, risks which Diageo does not currently deem to be material or of which it is not presently aware could also materially and adversely impact Diageo’s business, financial condition and performance in future periods.

Risks related to the global economy
Diageo’s business has been and may, in the future be adversely impacted by unfavourable economic, political, social or other developments and risks (including those resulting from the Covid-19 pandemic) in the countries in which it operates
Diageo has a presence in over 180 countries worldwide, and it may be adversely affected by global economic volatility or unfavourable economic developments in any of the countries where it has distribution networks, marketing companies or production facilities. In particular, Diageo’s business is dependent on general economic conditions in its major markets, which include the United States, the United Kingdom, the countries that form the European Union, and certain countries within the Asia Pacific region such as India and China, and failure to react quickly enough to changes in those economies could have an adverse effect on financial performance.
The Covid-19 pandemic has created extreme economic volatility which has had a significant impact on the markets in which Diageo operates and Diageo’s business. The medium to long-term economic impact of the Covid-19 pandemic is still uncertain and the rate of economic recovery could vary significantly between and even within markets. Any future significant deterioration in economic conditions globally or in any of Diageo’s important markets (including any further deterioration as a result of the ongoing impact of the Covid-19 pandemic), including economic slowdowns, global, regional or local recessions or depressions, currency instability, increased unemployment levels, increased custom duties, tariffs and/or other tax rates, inflationary pressures and/or disruptions to credit and capital markets, could lead to eroded consumer confidence and decreased consumer spending more generally, which in turn could reduce consumer demand for Diageo’s products. Unfavourable economic conditions could also negatively impact Diageo’s customers, distributors, suppliers, and financial counterparties, who may experience cash flow problems, increased credit defaults, decreases in disposable income or other financial issues, which could lead to customer destocking as well as an increase in Diageo’s bad debt expense. In addition, volatility in the capital and credit markets caused by unfavourable economic developments and uncertainties, including those related to the Covid-19 pandemic, could result in a reduction in the availability of, or an increase in the cost of, financing to Diageo. Diageo’s business could also be affected by other economic developments such as fluctuations in currency exchange rates, the imposition of any import, investment or currency restrictions (including the potential impact of any global, regional or local trade wars or any tariffs, customs duties or other restrictions or barriers imposed on the import or export of goods between territories, including but not limited to, imports into and exports from the United States, China the United Kingdom, and/or the European Union), the imposition of economic or trade sanctions, or any restrictions on the repatriation of earnings and capital. Any of these developments may have a material adverse effect on Diageo’s forecasting and/or financial performance.
Diageo’s operations are also subject to a variety of other risks and uncertainties related to its global operations, including adverse political, social or other developments. Political and/or social unrest or uncertainties, natural disasters, disease outbreaks (including the Covid-19 pandemic and any future epidemics or pandemics, and government responses thereto), politically-motivated violence and terrorist threats and/or acts, including those which are specifically directed at the alcohol industry, may also occur in countries where Diageo has operations, such as has been recently experienced in South Africa. There is also a risk that the period of economic and political uncertainty and complexity surrounding the United Kingdom’s recent departure from the European Union could contribute to volatility in exchange rates, wider risks to supply chains and potentially ultimately lead to changes in market access or trading terms (including to customs duties, tariffs and/or industry-specific requirements and regulations), as well as generally increased legal and regulatory complexity and costs. The withdrawal of the United Kingdom from the European Union could also have further implications for the constitutional makeup of the United Kingdom as a result of renewed discussions surrounding further devolved governments in Scotland and Northern Ireland and/or possible independence for Scotland. This could result in a further period of political uncertainty in the United Kingdom and otherwise adversely affect Diageo’s business and financial results, particularly since Diageo has substantial operations and inventory located in Scotland.
Many of the above risks are heightened, or occur more frequently, in emerging markets. A substantial portion of Diageo’s operations is conducted in emerging markets, which represented approximately 38% of Diageo’s net sales for the year ended 30

Business description (continued)
June 2021. In general, emerging markets are also exposed to relatively higher risks attributable to unstable governments, corruption, crime and lack of law enforcement, undeveloped or biased legal systems, expropriation of assets, sovereign default, military conflicts, liquidity constraints, inflation, devaluation, price volatility and currency convertibility issues, as well as other legal and regulatory risks and uncertainties. Developments in emerging markets can affect Diageo’s ability to import or export products and to repatriate funds, as well as impact levels of consumer demand (for example, in duty-free outlets at airports or in on-trade premises in affected regions) and therefore Diageo’s levels of sales or profitability. Any of these factors may affect Diageo disproportionately or in a different manner from its competitors, depending on Diageo’s specific exposure to any particular emerging market, and could have a material adverse effect on Diageo’s business and financial results.

Diageo’s business, financial condition, cash flows and results of operations have been and may continue to be adversely affected by the Covid-19 pandemic, or by any other novel global public health threats or fear thereof
A novel strain of coronavirus (Covid-19) was first identified in Wuhan, China in late 2019, and, in March 2020, was declared a pandemic by the World Health Organization. This public health crisis precipitated by the pandemic, which subsequently spread globally, as well as measures taken by national governments, other regulatory bodies and businesses in response to the pandemic, have caused and are continuing to cause business slowdowns or shutdowns in affected areas, as well as general economic instability and disruption to Diageo's operations.
At this time, there is still some uncertainty as to the longer-term impact of the Covid-19 pandemic on Diageo's business and operations and it is possible that the future impact will be greater than expected if, for example, vaccination rollouts are slower than expected or if other preventative measures become less effective (including against any new variants of Covid-19 that are identified). To date, the direct impacts on Diageo's business from the Covid-19 pandemic have included, but are not limited to:
–the closure of and/or other restrictions being placed upon on-trade channels such as bars, restaurants and other hospitality venues in a significant number of Diageo's markets globally (including, in particular, in Europe and Turkey) as a result of government social distancing mandates and/or other factors, which have impacted the volume of Diageo's products sold via those channels (including Guinness, which has been significantly impacted by on-trade closures in the UK and Ireland) and which, in the longer-term, may lead to shifts in consumer behaviour and purchasing patterns;
–temporary disruptions to Diageo's ability to operate certain of its production and other facilities due to regulatory restrictions or other factors, as well as the implementation of heightened safety protocols in all of Diageo's facilities and offices worldwide leading to restrictions to access, reductions in activity levels, employees of Diageo and its suppliers and distributors not being able to work at all or work as efficiently due to home working, illness, quarantines or other factors, as well as other additional costs;
–wider disruptions to Diageo's supply chains and/or those of its suppliers, distributors and/or customers; and
–the imposition of travel restrictions by numerous jurisdictions combined with public concern about travel resulting in significant declines in passenger numbers, particularly for air travel, leading to a substantial reduction in net sales in Diageo's Travel Retail business.
The impacts of the Covid-19 pandemic and related response measures worldwide, including the impacts described above, have had and may continue to have an adverse effect on global economic conditions, as well as on Diageo’s business, results of operations, cash flows and financial condition, with recovery expected to be dependent on the success of public health measures, the impact of economic policies, and how quickly consumers choose to return to bars, restaurants and other hospitality venues, as well as resume international travel. However, even those regions that are beginning to experience business recovery or the scaling back of response measures, such as the United States and Europe, may experience further impacts from Covid-19 (including from any new variants of the Covid-19 virus that emerge), and economic activity in those regions may not recover quickly or at all, which could materially adversely impact global economic conditions. This could in turn lead to a further decline in discretionary spending by consumers. In addition, a global outbreak of another novel public health threat, or fear of such an event, could result in a resurgence of government restrictions and regulations and result in any of the impacts described above.
Diageo conducts impairment reviews as and when required in accordance with applicable accounting standards, to ensure that, among other things, intangible assets, including brands, are not carried at above their recoverable amounts. The impacts of the Covid-19 pandemic and related response measures, in particular with respect to expectations of future cash flows, contributed to approximately £1.3 billion in impairments recognised by the Diageo group during its fiscal year ended 30 June 2020, primarily impacting assets located in India, Korea, Nigeria and Ethiopia where, in some cases, already challenging economic conditions and/or other factors were exacerbated by the Covid-19 pandemic. Although there were no further material write-downs during the fiscal year ended 30 June 2021, further material write-downs or impairments may need to be recognised during future periods due to potential continuing impacts from the Covid-19 pandemic.
In addition, the impact of the Covid-19 pandemic on global economic conditions has impacted and may continue to impact the proper functioning of financial and capital markets, as well as foreign currency exchange rates, commodity and energy prices and interest rates. Responses to the Covid-19 pandemic may also result in both short-term and long-term changes to fiscal and tax policies in impacted jurisdictions, including increases in tax rates. Although Diageo completed bond issuances under both its

Business description (continued)
European and US shelf programmes during 2020 and may take other actions to enhance its liquidity, there is no guarantee that Diageo’s existing arrangements or any future arrangements will provide sufficient liquidity over the course of the Covid-19 pandemic, and the impacts of the Covid-19 pandemic and related response measures may adversely impact Diageo’s liquidity or financial position. In addition, a continuation or worsening of the levels of market disruption and volatility seen in the recent past, either as a result of the Covid-19 pandemic or of the emergence of any other new international public health threat, could have an adverse effect on Diageo’s ability to access, or costs of, capital or borrowings, its liquidity, its financial position, its adjusted net debt to EBITDA ratio, its ability to comply with any applicable financial covenants or its credit ratings.
Any of the foregoing developments may have a material adverse effect on Diageo’s business, financial condition, cash flows and results of operations. In addition, the impact of the Covid-19 pandemic, or any other future epidemics or pandemics, may also have the effect of heightening many of the risks described elsewhere within this annual report.

Risks related to Diageo’s industry
Climate change, or legal, regulatory or market measures to address climate change or other environmental concerns, may negatively affect Diageo’s business or operations, and water scarcity or water quality issues could negatively impact Diageo’s production costs and capacity
Climate change is occurring around the world as a result of carbon dioxide and other greenhouse gases in the atmosphere having an adverse effect on global temperatures, weather patterns and the frequency and severity of extreme weather-related events and disasters. To the extent that weather patterns and climate change, or legal, regulatory or market measures enacted to address such climate change or other environmental concerns, have a negative effect on agricultural productivity in the various regions from which Diageo procures its raw materials, Diageo may be subject to decreased availability or increased prices for a number of raw materials that are necessary in the production of Diageo’s products, including wheat, maize, barley, sugar cane/molasses and vanilla. Severe weather events or changes in the frequency or intensity of weather events could also disrupt Diageo’s supply chain, which may affect production operations as well as delivery of our products to customers. For example, a number of Diageo’s distilleries in Scotland are in lower coastal areas and, as a result, may suffer disruption due to coastal flooding and/or storms.
Water, which is the main ingredient in virtually all of Diageo’s products and a major component within its agricultural supply chain, is also a limited resource in many parts of the world. As demand for water continues to increase, and as water becomes scarcer and the quality of available water deteriorates, Diageo may be affected by increased production costs (including as a result of increases in certain water-related taxes or related regulations) or capacity constraints, which in turn could adversely affect Diageo’s business and financial results. A number of Diageo’s production sites are in water-stressed areas and may be exposed to potential disruption if demand for water exceeds the available amount during a certain period or if the poor quality of available water restricts its use.
In addition, a failure by Diageo to respond appropriately to increased governmental or public pressure for further reductions in greenhouse gas emissions and/or to address any other perceived environmental issues could damage Diageo's reputation. Increased governmental or public pressure for further reductions in greenhouse gas emissions may also cause Diageo to incur increased costs for energy, transportation and raw materials, as well as potentially require Diageo to make additional investments in facilities and equipment, thus adversely impacting Diageo’s business and financial results. As governments and business take action to reduce or mitigate the effects of climate change, Diageo and its supply chain is expected to incur increased costs, including those associated with required improvements in agriculture, land practices and competition for land, the rising cost of energy, rising carbon prices (including in the European Union and United Kingdom) in the European Union and United Kingdom and the compliance and costs linked with packaging taxes. It is possible these costs increase beyond what is currently expected or that other categories of costs increase unexpectedly, either or both of which could have an impact on Diageo’s financial results.
Diageo is also required to report greenhouse gas emissions, energy usage data and related environmental information to a variety of entities, including complying with the European Union Emissions Trading Scheme. If Diageo is unable to accurately measure and disclose such data in a timely manner, it could be subject to penalties in certain jurisdictions. In November 2020, Diageo announced its “Society 2030: Spirit of Progress” 10-year sustainability action plan, for contributing to the achievement of the UN Sustainable Development Goals. As part of this plan, Diageo is aiming to reach certain science-based carbon and water efficiency and replenishment targets. Diageo could suffer reputational damage and a loss of trust from consumers, investors and other stakeholders, and/or the price of Diageo’s securities could be adversely affected, if it fails to achieve any of these goals for any reason or is otherwise perceived to be failing to act responsibly with respect to the environment or to effectively respond to regulatory requirements concerning climate change.

Business description (continued)
Demand for Diageo’s products may be adversely affected by many factors, including disruptive market forces, changes in consumer preferences and tastes and the adverse impacts of declining economies
Diageo’s portfolio of brands includes some of the world’s leading beverage alcohol brands, as well as a number of brands that are prominent in certain regional and/or country-specific markets. Any inability by Diageo to respond and adapt either its products or its processes to disruptive market forces including e-commerce, digital, and new formats could impact Diageo’s ability to effectively service its customers and consumers with the required agility, thereby threatening market share, revenue, profitability and growth ambitions. Consumer preferences on a global, regional and/or local scale may shift due to a variety of factors, including changes in demographics, evolving social trends (including any shifts in consumer tastes towards at-home consumption occasions, premiumisation, small-batch craft alcohol, lower or no alcohol beverages, or other alternative products), changes in travel, holiday or leisure activity patterns, weather conditions, public health regulations and/or health and wellness concerns (including as a result of the Covid-19 pandemic), any or all of which may reduce consumers’ willingness to purchase beverage alcohol products from large producers such as Diageo or at all. Economic pressures could also cause consumers to choose products which have lower price points, including those of Diageo’s competitors, which may have an adverse effect on Diageo’s business and financial results. The market share, profitability and growth ambitions of Diageo’s brands, as well as Diageo’s reputation more generally, could also be adversely affected by any failure by Diageo to service its customers and consumers with the required agility.
In addition, the social acceptability of Diageo’s products may decline due to negative publicity surrounding, and/or public concerns about, alcohol consumption. Such anti-alcohol publicity or sentiment could also result in regulatory action, litigation or customer complaints against companies in the beverage alcohol industry and have an adverse effect on Diageo’s business and financial results.
Diageo’s business has historically benefitted from the launch of new to world products or variants of existing brands (with recent examples including the launch of the Ketel One Botanical range and several Smirnoff and Crown Royal innovations), and continuing product innovation and the creation of extensions to existing brands remain significant elements of Diageo’s growth plans. The launch and ongoing success of new to world products or global brand extensions is inherently uncertain, especially with respect to such products’ initial and continuing appeal to consumers. Similarly, brands that Diageo acquires may not deliver the expected benefits and/or may not scale as expected. The failure to successfully launch a new product or an extension of an existing brand, or to maintain the product’s initial popularity, can give rise to inventory write-offs and other costs, as well as negatively impact the consumer perception of and thus the growth of an existing brand. There can be no assurance of Diageo’s continuing ability to develop and launch successful new products or variants of existing products, or to ensure or extend the profitable lifespan of its existing products.

Diageo is subject to tax uncertainties, including changes in tax obligations, tax laws, regulations and interpretations, as well as enforcement actions by tax authorities
Changes in the political and economic climate have resulted in an increased focus on tax collection in recent years, leading to greater uncertainty for multinational companies such as Diageo. In recent years, tax authorities have shown an increased appetite to challenge the methodology used by multinational enterprises, even where a company complies with international best practice guidelines. Changes in tax law (including tax rates), tax treaties, accounting policies and accounting standards, including as a result of the Organisation for Economic Co-Operation and Development’s review of base erosion and profit shifting and the European Union’s anti-tax abuse measures, combined with increased investments by governments in the digitisation of tax administration, could also result in increased levels of audit activity, investigations, litigation or other actions by relevant tax authorities. Diageo also operates in a large number of jurisdictions with complex tax and legislative regimes and whose related laws and regulations are open to subjective interpretation. These countries include Brazil and India, where Diageo is currently involved in a large number of tax cases, and Diageo may be subject to further future tax assessments in these jurisdictions based on the same or similar matters. Assessing the potential financial exposure arising from these cases in Brazil and India is particularly challenging due to the uncertain fiscal environment in these jurisdictions. Any such investigations, litigation or other actions may result in damages, penalties or fines as well as reputational damage to Diageo or its brands, and as a result, adversely impact Diageo’s business and financial results. For additional information with respect to legal proceedings, including potential tax liabilities in Brazil and India, see ‘Additional information for shareholders - Legal proceedings’ and note 18 to the consolidated financial statements.
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
In addition to the above, other significant changes in tax law (including increases in tax rates as governments seek to fund their spending during the Covid-19 pandemic or in response to other factors), tax treaties, related accounting policies and accounting standards could also increase Diageo’s cost of doing business and lead to a rise in Diageo’s effective tax rate and/or unexpected tax exposures, thus adversely affecting Diageo’s business and financial results.

Business description (continued)
Any increases in the cost of production could affect Diageo’s profitability, including increases in the cost of commodities, labour and/or energy due to inflation
The components that Diageo uses for the production of its beverage alcohol products are largely commodities purchased from suppliers which are subject to price volatility caused by factors outside of Diageo’s control, including,inflation, changes in global and regional supply and demand, weather and/or agricultural conditions, fluctuations in relevant exchange rates and/or governmental controls. Fluctuations in the prices of various commodities, including energy prices, may result in unexpected increases in the cost of the raw materials Diageo uses in the production of its products, including the prices of the agricultural commodities, flavourings and other raw materials necessary for Diageo to produce its various beverages, as well as glass bottles and other packaging materials, thus increasing Diageo’s production costs. For example, recently there has been increased demand for and restricted supply of agave suitable for use in tequila which has driven a marked increase in the cost of agave and, as a result, has impacted Diageo’s margins.
Diageo may also be adversely affected by shortages of any such materials, by increases in energy costs resulting in higher transportation, freight or other related operating costs, by inflation in any of the jurisdictions in which it produces its products, or by additional costs incurred to implement increased sanitation measures and related production safeguards necessitated by the Covid-19 pandemic. Diageo may not be able to increase its prices or create sufficient efficiencies to offset these increased costs without suffering reduced volumes of products sold and/or decreased operating profit.

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

Risks related to regulation
Regulatory decisions and changes in the legal, and regulatory environment could increase Diageo’s costs and liabilities or limit its business activities
Diageo’s operations are subject to extensive regulatory requirements relating to production, distribution, importation, marketing, advertising, sales, pricing, labelling, packaging, product liability, antitrust, labour, pensions, compliance and control systems, and environmental issues. Changes in any such applicable laws, regulations or governmental or regulatory policies and/or practices could cause Diageo to incur material additional costs or liabilities that could adversely affect its business. In particular, governmental bodies in jurisdictions where Diageo operates may impose new labelling, product or production requirements, limitations on the marketing, advertising and/or promotion activities used to market beverage alcohol, restrictions on retail outlets, restrictions on importation and distribution or other restrictions on the locations or occasions where beverage alcohol is sold which directly or indirectly limit the sales of Diageo products. Recent government bans on the sale of alcohol (such as in South Africa) and widespread enforced closure of on-trade venues introduced in response to the Covid-19 pandemic, including in many of the markets in which Diageo operates, have impacted, and may continue to impact, the sale of Diageo’s products in such jurisdictions, which in turn could adversely affect Diageo’s business and financial results. Regulatory authorities under whose laws Diageo operates may also have enforcement power that can subject the group to actions such as product recalls, product seizures or other sanctions which could have an adverse effect on Diageo’s sales or damage its reputation.
Diageo is also subject to antitrust and competition laws in many of the jurisdictions in which it operates. In a number of these jurisdictions, there has been an increase in the enforcement of these laws during recent years. Should this trend continue, this may, among other things, result in increased regulatory scrutiny of Diageo, potential reputational damage and/or increased costs related to compliance.
Diageo is subject to data privacy regulations in many of the markets in which it operates, and laws and regulations in this area are developing and changing on a continual basis. For example, Diageo is subject to the General Data Protection Regulation (“GDPR”)
Diageo incurred significant costs in connection with the implementation of the GDPR throughout the European Union, and the introduction of, or changes in, similar data privacy laws and regulations in other jurisdictions in which Diageo operates are likely

Business description (continued)
to continue to require substantial expenditure to make any necessary up front changes to security systems, policies, procedures and business practices, as well as for ongoing compliance costs. Breach of any of these laws or regulations could also lead to significant penalties (including, under the GDPR and the United Kingdom General Data Protection Regulation, a fine of up to 4% of annual global turnover), other types of government enforcement actions, private litigation and/or damage to Diageo’s reputation, as well as impact Diageo’s ability to deliver on its digital productivity and growth plans.
In many of the markets in which Diageo operates, the overall legal and regulatory landscape has become more complex in recent years and changes to the regulatory environment in which Diageo operates could also cause Diageo to incur material additional costs or liabilities, which could adversely affect our business and financial performance.

Defective internal controls could adversely affect Diageo’s financial reporting and management processes, as well as the accuracy of public disclosures
Diageo has in place internal control and risk management systems in relation to its financial reporting process and its process for the preparation of consolidated financial statements. In addition, management undertakes a review of the consolidated financial statements in order to ensure that the financial position and results of the group are appropriately reflected therein. Diageo is required by the laws of various jurisdictions to publicly disclose its financial results, as well as developments that could materially affect its financial results. Accurate disclosures provide investors and other market professionals with information to understand Diageo’s business. In addition, the reliability of financial reporting is important in ensuring that the business’ management and its results are based on reliable data.
Regulators routinely review the financial statements of listed companies such as Diageo for compliance with existing, new or revised accounting and regulatory requirements. Should Diageo be subject to an investigation into potential non-compliance with accounting and disclosure requirements or be found to have breached any such requirements, this may, among other things, lead to restatements of previously reported results, significant penalties, public censure and/or litigation. Any such regulatory action could adversely affect Diageo’s business and financial results, reputation and the price of Diageo’s securities. In addition, defective internal controls could result in inaccuracies or lack of clarity in public disclosures and could result in a material misstatement of financial reporting. This could create market uncertainty regarding the reliability of the data presented and have an adverse impact on Diageo’s reputation and the price of Diageo’s securities.

Any failure by Diageo to comply with anti-corruption laws, anti-money laundering laws, economic sanctions laws, trade restrictions or similar laws or regulations, or any failure of Diageo’s related internal policies and procedures designed to comply with applicable law, may have a material adverse effect on Diageo’s business and financial results, Diageo's reputation and the price of Diageo' securities
Diageo produces and markets its products in a global scale, including in certain countries that, as a result of political and economic instability, a lack of well-developed legal systems and/or potentially corrupt business environments, have a higher level of corruption risk than other countries. There is increasing scrutiny and enforcement by regulators in many jurisdictions of anti-corruption laws, including pursuant to the US Foreign Corrupt Practices Act of 1977, the UK Bribery Act 2010, and certain jurisdictions’ equivalent local laws. Such enforcement has been enhanced by applicable regulations in the United States, which offer substantial financial rewards to whistleblowers for reporting information that leads to monetary fines.
If Diageo or any of its associates fails to comply with anti-corruption laws (including anti-bribery laws), anti-money laundering laws or with existing or new economic sanctions or trade restrictions imposed by the United States, the European Union or other national or international authorities that are applicable to Diageo or its associates, Diageo may be exposed to the costs associated with investigating potential misconduct as well as significant financial penalties and/or reputational damage.
While Diageo has implemented and maintains internal practices, procedures and controls designed to ensure compliance with anti-corruption laws, sanctions, trade restrictions or similar laws and regulations, and routinely conducts investigations, either at its own initiative or in response to requests from regulators in connection with compliance with such internal controls, there is no guarantee that such procedures will be effective in preventing compliance failures at Diageo or at third parties with whom Diageo maintains business relationships. In addition, any lack of an embedded business integrity culture and associated control framework in any market could increase the risk of non-compliance with relevant laws and regulations.
Any investigations and lawsuits, regardless of the ultimate outcome of the proceeding, are time consuming and expensive and can divert the time and effort of Diageo’s personnel, including senior management, from its business. Adverse publicity, legal and enforcement proceedings, and enhanced government scrutiny can also have a negative impact on Diageo’s reputation. To the extent that violations of anti-corruption, sanctions and/or trade restriction laws and regulations, and/or Diageo’s internal policies and procedures, are found, or if Diageo’s internal policies and procedures are found not to comply with applicable law, possible regulatory sanctions, fines and other penalties or consequences, including reputational damage, may also be material. For additional information with respect to legal proceedings, see ‘Additional information for shareholders - Legal proceedings’ and note 18 to the consolidated financial statements.

Business description (continued)
Risks related to Diageo’s business
Diageo may be adversely affected by cyber-attacks or other disruption to core business operations including manufacturing and supply, business service centres and/or information systems
Diageo relies on information technology (IT) systems, networks and services, including internet sites, data hosting and processing tools, hardware (including laptops and mobile devices), software, and technical platforms and applications, to process, store and transmit large amounts of data and to help it manage its business. Diageo uses its IT systems, networks and services for, among other key business functions, the hosting of its primary and brand-specific websites and its internal network and communications systems; supply and production planning, execution and shipping; the collection and storage of customer, consumer, IR and employee data; processing various types of transactions, including summarising and reporting its results of operations; the development and storage of strategic corporate plans; and ensuring compliance with various legal, regulatory and tax requirements. As with all large systems, Diageo’s IT systems, including those managed or hosted by third parties, could be subject to sophisticated cyber-attacks (including phishing and ransomware attacks) and IT threats by external or internal parties intent on disrupting production or other business processes or otherwise extracting or corrupting information. In recent years, ransomware attacks against some of Diageo’s peers have become more frequent, which has increased the likelihood of Diageo being targeted for a similar cyber-attack. Diageo’s vulnerability to such cyber-attacks could also be increased due to a significant proportion of its employees working remotely during the course of the Covid-19 pandemic. Unauthorised access to Diageo’s IT systems could disrupt Diageo’s business, including its beverage alcohol and other production capabilities, and/or lead to theft, loss or misappropriation of critical assets or to outside parties having access to confidential or even highly confidential information, including privileged data, personal data or strategic information of Diageo and its current or former employees, customers and consumers. Such information could also be made public in a manner that harms Diageo’s reputation and financial results and, particularly in the case of personal data, could lead to regulators imposing significant fines on Diageo.
Diageo’s use of shared business services centres, located in Hungary, Colombia, the Philippines and India, to deliver transaction processing activities for markets and operational entities also means that any sustained disruption to a centre or issue impacting the reliability of the information systems used could impact a large portion of Diageo’s business operations. The captive shared business services centres in Hungary and India also perform certain central finance activities, including elements of financial planning and reporting, treasury and HR services. Any transitions of transaction processes to, from or within shared business services centres, as well as other projects which impact Diageo’s IT systems, could lead to business disruption. In addition, if Diageo does not allocate and properly manage the resources necessary to build, sustain and protect these centres or its wider IT systems, it could be subject to losses attributable to processing inefficiencies, the unexpected failure of computer systems, devices and software used by its IT platforms, production or supply chain disruptions, the unintended disclosure of sensitive business or personal data and the corruption or loss of accounting data necessary for it to produce accurate and timely financial reports. In certain circumstances, such disruptions or failures could also result in property damage, breaches of regulations, litigation, legal liabilities and reparation costs, thereby having a material adverse effect on Diageo’s business and financial results.
International and domestic security risks including terrorism, as well as natural hazards, also pose a threat to the safety of Diageo’s employees and third parties at its sites and events, as well as its property and products. Diageo operates production facilities around the world. If there was a technical failure, or a fire, explosion, flood or other significant event, at one or more of Diageo’s production facilities, this could result in significant damage to the facilities, plant or equipment, their surroundings and/or the local environment and/or injury or loss of life. Such an event could also lead to a loss of production capacity, result in regulatory action or legal liability, and/or damage Diageo’s reputation.
Diageo has a substantial inventory of aged product categories, including scotch whisky, which may mature over periods of up to 30 years or more. A substantial portion of this maturing inventory is stored in Scotland, and the loss through contamination, fire or other natural disaster of all or a portion of the stock of any one of those aged product categories could result in a significant reduction in supply of those products, and consequently, Diageo would not be able to meet consumer demand for those products as such demand arises. There can be no assurance that insurance proceeds would cover the replacement value of Diageo’s maturing inventory or other assets in the event that such assets were lost due to contamination, fire or natural disasters, destruction resulting from negligence or the acts of third parties, or any failure of information systems or data infrastructure.

Business description (continued)
Contamination, counterfeiting or other events could harm the integrity of customer support for Diageo’s brands and adversely affect the sales of those brands
The success of Diageo’s brands depends upon the positive image that consumers have of those brands, and contamination, whether arising accidentally, or through deliberate third party action, or other events that harm the integrity of our consumer support for those brands, could adversely affect their sales and Diageo’s corporate and brand reputation. Diageo purchases most of the raw materials for the production and packaging of its products from third party producers or on the open market. Diageo may be subject to liability if contaminants in those raw materials or defects in the distillation, fermentation or bottling process lead to reduced beverage quality or illness among, or injury to Diageo’s consumers, or if the products do not otherwise comply with applicable food safety regulations. Diageo has had to recall products in the past due to contamination or damage and may have to do so again in the future. A significant product liability judgement or a widespread product recall may cause harm to consumers and negatively impact sales and profitability of the affected brand or all of Diageo’s brands for a period of time depending on product availability, competitive reaction and consumer attitudes. Even if a product liability claim is unsuccessful or is not fully pursued, any resulting negative publicity could adversely affect Diageo’s reputation with existing and potential customers as well as its corporate and individual brand image.
Additionally, third parties may sell products which are either counterfeit versions of Diageo brands or inferior brands that look like Diageo brands, and consumers of Diageo brands could confuse Diageo products with such counterfeit products. A negative consumer experience with such a product could cause them to refrain from purchasing Diageo brands in the future and impair Diageo’s brand equity, thus adversely affecting Diageo’s business. There is also a risk of physical threats to Diageo’s people due to the illicit nature of the type of organisations or individuals involved in counterfeit activities.

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
Any failure to maintain, extend, and expand Diageo’s brand image or adapt to a changing media environment may have a material adverse effect on Diageo’s business and financial results and reputation, as well as the price of Diageo’s securities.

Business description (continued)
Diageo faces competition that may reduce its market share and margins
Diageo faces substantial competition from several international companies as well as regional and local companies (including craft breweries) in the countries in which it operates and competes with other drinks companies across a wide range of consumer drinking occasions. Within a number of categories, the beverage alcohol industry has been experiencing continuing consolidation among major global producers, as evidenced by business combinations of substantial value carried out by significant competitors in recent years. Consolidation is also taking place among Diageo’s customers in many countries. In addition, there has been a recent increase in competition for distribution channels, notably e-commerce channels. These trends may lead to stronger competitors, increased competitive pressure from customers, negative impacts on Diageo’s distribution network (including sub-optimal routes to customers and consumers), downward pressure on prices, predatory marketing tactics by Diageo’s competitors and/or a decline in Diageo’s market share in any of these categories. For example, recent expansion in the seltzer and ready to drink categories has increased competitive pressures across product categories and in certain markets (such as in the United States). Adverse developments in economic conditions or declines in demand or consumer spending, including due to the Covid-19 pandemic, may also result in intensified competition for market share, with potentially adverse effects on sales volumes and prices. Any of these factors may adversely affect Diageo’s results and potential for growth.

Diageo’s business may be adversely affected by increased costs for, or shortages of, talent, or by labour strikes or disputes
Diageo’s business could be adversely affected by labour or skill shortages or increased labour costs due to increased competition for employees, higher employee turnover or increased employee benefit costs. Diageo, its suppliers and/or its customers may also be adversely affected by staff unavailability due to the Covid-19 pandemic or ongoing measures designed to prevent spread of the virus . There is no guarantee that Diageo will continue to be able to recruit, retain and develop personnel possessing the skill sets that it requires to deliver its strategy, for example in relation to sales, marketing and innovation capability within markets, or in its senior management. The loss of senior management or other key personnel or the inability to identify, attract and retain qualified personnel in the future could make it difficult to manage Diageo’s operations and adversely affect Diageo’s business and financial results. In addition, labour strikes, work stoppages or slowdowns within Diageo’s operations or those of Diageo’s suppliers could adversely impact Diageo.

Diageo may not be able to derive the expected benefits from its business strategies, including in relation to expansion in emerging markets, acquisitions, investments in joint ventures, productivity initiatives or inventory forecasting
There can be no assurance that Diageo’s business strategies will result in opportunities for growth and improved margins. Part of Diageo’s growth strategy includes expanding its business in certain emerging market countries (including in Asia and Africa) where consumer spending in general, and spending on Diageo’s products in particular, has historically not been significant, but where Diageo believes there are strong prospects for growth. There is no guarantee that this strategy will be successful, and some of these markets may represent a higher risk in terms of their changing regulatory environments and higher degrees of uncertainty over levels of consumer spending.
As part of its growth strategy, Diageo also made several acquisitions in the US and UK in recent years, and it is possible that Diageo may not be able to derive the expected benefits from these acquisitions and/or may experience unexpected integration challenges. In the future, Diageo’s business strategies will, almost certainly, give rise to further business combinations, acquisitions, disposals, joint ventures and/or partnerships (including any associated financing or the assumption of actual or potential liabilities, depending on the transaction contemplated). However, there can be no assurance that any such transaction would be completed and/or that it would deliver the anticipated benefits, cost savings or synergies. The success of any transaction also depends in part on Diageo’s ability to successfully integrate new businesses with its existing operations. Acquisitions may also expose Diageo to liabilities it may not be aware of at the time of the acquisition, for example if acquired companies and business do not act, or have not acted, in compliance with applicable laws and regulations. The ongoing issues in USL detailed in note 18 to the consolidated financial statements provide an example of integration and legal challenges.
Diageo may from time to time hold interests and investments in joint ventures and associated companies in which it has a non-controlling interest and may continue to do so. In these cases, Diageo may have limited influence over, and limited or no control of, the governance, performance and cost of operations of the joint ventures and associated companies. Some of these joint ventures and associated companies may represent significant investments, and these investee entities or other joint venture partners or equity holders may make business, financial or investment decisions contrary to Diageo's interests (including with respect to the distribution of profits and dividends) or may make decisions different from those that Diageo itself may have made. or may make decisions different from those that Diageo itself may have made.
Similarly, there can be no assurance that the global productivity and simplification programmes implemented by Diageo in recent years in order to drive efficiencies and cost savings, or other programmes designed to improve the effectiveness and efficiency of end-to-end operations, will deliver the expected benefits. Such programmes may also result in significant costs to Diageo or may have other adverse impacts on the business and operations of the group.

Business description (continued)
Certain of Diageo’s aged product categories may mature over periods of up to 30 years, and forecasts of demand for such products in future periods are subject to significant uncertainty. There is an inherent risk of forecasting error in determining the quantity of maturing stock to lay down in a given year for future consumption as a result of changes in business strategy, market demand and unplanned shifts in consumer preferences, introductions of competing products and other changes in market conditions. Any forecasting error could lead to Diageo being unable to meet the objectives of its business strategy, future demand or lead to a surplus of inventory and consequent write- down in value of maturing stocks. If Diageo is unable to accurately forecast demand for its products or efficiently manage its inventory, this may have a material adverse effect on Diageo’s business and financial results.

Diageo’s operations and financial results may be adversely affected by fluctuations in exchange rates and fluctuations in interest rates
Diageo is engaged in an international business that operates in, and makes sales into, countries with different currencies, while its financial results are presented in sterling. As a result, Diageo is subject to foreign currency risk due to exchange rate movements, which affects the sterling value of its transactions, as well as the translation to sterling of the results and underlying net assets of its operations. In particular, approximately 42% of Diageo’s net sales in the year ended 30 June 2021 were in US dollars, approximately 9% were in euros and approximately 8% were in sterling. Movements in exchange rates used to translate foreign currencies into sterling may have a significant impact on Diageo’s reported results of operations from year to year. Exchange rate fluctuations may also expose Diageo to increased interest expense on borrowings denominated in currencies which appreciate against the sterling. As a result, Diageo’s business and financial results may be adversely affected by fluctuations in exchange rates. In addition, Diageo may be adversely impacted by fluctuations in interest rates, mainly through increased interest expense.

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

Business description (continued)
Diageo may not be able to protect its intellectual property rights
Given the importance of brand recognition to its business, Diageo has invested considerable effort in protecting its intellectual property rights, including trademark registration and domain names. Diageo’s patents cover some of its process technology, including some aspects of its bottle marking technology. Diageo also uses security measures and agreements to protect its confidential information and trade secrets. However, Diageo cannot be certain that the steps it has taken will be sufficient or that third parties will not infringe on or misappropriate its intellectual property rights in its brands or products or, indeed, that Diageo will not inadvertently infringe a third party’s intellectual property rights. Moreover, some of the countries in which Diageo operates offer less intellectual property protection than Europe or North America. Given the attractiveness of Diageo’s brands to consumers, it is not uncommon for counterfeit products to be manufactured and traded in certain jurisdictions. Diageo cannot be certain that the steps it takes to assist the authorities to prevent, detect and eliminate counterfeit products will be effective in preventing material loss of profits or erosion of brand equity resulting from lower quality or even dangerous counterfeit product reaching the market. If Diageo is unable to protect its intellectual property rights against infringement or misappropriation, this could materially harm its future financial results and ability to develop its business.

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

Business description (continued)
Cautionary statement concerning forward-looking statements

This document contains ‘forward-looking’ statements. These statements can be identified by the fact that they do not relate only to historical or current facts. In particular, forward-looking statements include all statements that express forecasts, expectations, plans, outlook, objectives and projections with respect to future matters, including the statements set forth in the ‘Fiscal 22 Outlook’ section and any other statements with respect to trends in results of operations, margins, growth rates, overall market trends, the impact of changes in interest or exchange rates, the availability or cost of financing to Diageo, anticipated cost savings or synergies, expected investments, the completion of any strategic transactions or restructuring programmes, anticipated tax rates, changes in the international tax environment, expected cash payments, outcomes of litigation or regulatory enquiries, anticipated changes in the value of assets and liabilities related to pension schemes and general economic conditions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo’s control.
Factors that could cause actual results and developments to differ materially from those expressed or implied by forward-looking statements include, but are not limited to:
–economic, political, social or other developments in countries and markets in which Diageo operates (including as a result of the Covid-19 pandemic), which may contribute to a reduction in demand for Diageo’s products, adverse impacts on Diageo’s customer, supplier and/or financial counterparties, or the imposition of import, investment or currency restrictions (including the potential impact of any global, regional or local trade wars or any tariffs, duties or other restrictions or barriers imposed on the import or export of goods between territories, including but not limited to, imports into and exports from the United States and the European Union and/or the United Kingdom, as well as the United Kingdom’s recent departure from the European Union);
–the impact of the Covid-19 pandemic, or any other global or regional public health threats, on Diageo’s business, financial condition, cash flows and results of operation;
–the effects of climate change, or legal, regulatory or market measures intended to address climate change, on Diageo’s business or operations, including on the cost and supply of water;
–changes in consumer preferences and tastes, including as a result of disruptive market forces, changes in demographics, evolving social trends (including any shifts in consumer tastes towards at-home occasions, premiumisation, small-batch craft alcohol, lower or no alcohol, or other alternative products), changes in travel, holiday or leisure activity patterns, weather conditions, health concerns, pandemics and/or a downturn in economic conditions;
–changes in the domestic and international tax environment, including as a result of the OECD Base Erosion and Profit Shifting Initiative and EU anti-tax abuse measures, leading to uncertainty around the application of existing and new tax laws and unexpected tax exposures;
–changes in the cost of production, including as a result of increases in the cost of commodities, labour and/or energy or as a result of inflation;
–any litigation or other similar proceedings (including with tax, customs, competition, environmental, anti-corruption or other regulatory authorities), including litigation directed at the beverage alcohol industry generally or at Diageo in particular;
–legal and regulatory developments, including changes in regulations relating to production, distribution, importation, marketing, advertising, sales, pricing, labelling, packaging, product liability, antitrust, labour, compliance and control systems, environmental issues and/or data privacy;
–the consequences of any failure of internal controls, including those affecting compliance with existing or new accounting and/or disclosure requirements;
–the consequences of any failure by Diageo or its associates to comply with anti-corruption, sanctions, trade restrictions or similar laws and regulations, or any failure of Diageo’s related internal policies and procedures to comply with applicable law or regulation;
–cyber-attacks or any other disruptions to core business operations including manufacturing and supply, business service centres and/or information systems;
–contamination, counterfeiting or other circumstances which could harm the level of customer support for Diageo’s brands and adversely impact its sales;
–Diageo’s ability to maintain its brand image and corporate reputation or to adapt to a changing media environment;
–increased competitive product and pricing pressures, including as a result of actions by increasingly consolidated competitors or increased competition from regional and local companies, that could negatively impact Diageo’s market share, distribution network, costs and/or pricing;
–increased costs for, or shortages of, talent, as well as labour strikes or disputes;

Business description (continued)
–Diageo’s ability to derive the expected benefits from its business strategies, including in relation to expansion in emerging markets, acquisitions and/or disposals, cost savings and productivity initiatives or inventory forecasting;
–fluctuations in exchange rates and/or interest rates, which may impact the value of transactions and assets denominated in other currencies, increase Diageo’s financing costs or otherwise adversely affect Diageo’s financial results;
–movements in the value of the assets and liabilities related to Diageo’s pension plans;
–Diageo’s ability to renew supply, distribution, manufacturing or licence agreements (or related rights) and licences on favourable terms, or at all, when they expire; or
–any failure by Diageo to protect its intellectual property rights.

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
This document includes names of Diageo’s products, which constitute trademarks or trade names which Diageo owns, or which others own and license to Diageo for use. All rights reserved. © Diageo plc 2021.
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

Responding to climate-related risks

Committed to combatting climate change
We have a longstanding commitment to combatting climate change and the related issue of water stress. Since 2008, we have been working to decarbonise our value chain, implementing adaptation measures and acting as champions for water stewardship around the world. This focus forms a key part of our strategic priorities, which support the achievement of our ambition to be one of the best performing, most trusted and respected consumer products companies in the world.

Committed to action
The threats to our environment are urgent and growing, and the world must, as defined by the Paris Agreement, ensure that the global temperature rises no more than 1.5°C above pre-industrial levels. We are committed to playing our part and championing policies that support the Paris Agreement. We are proud to be a signatory to the Business Ambition for 1.5°C, which calls on companies to set ambitious science-based emissions reduction targets, and we are committed to achieving net zero carbon emissions from our direct operations (Scopes 1 and 2) by 2030 and across our full value chain (Scope 3) by 2050 or earlier.
We welcome the Task Force on Climate-related Financial Disclosures (TCFD) as an important step in increasing stakeholders’ and companies’ focus on climate change. We have incorporated the TCFD framework into our reporting and are accelerating efforts to mitigate climate change risks and identify opportunities for transitioning quickly to a low carbon future.
Climate change will be a major disruptor for decades to come. Both physical risks, such as changes in climate and acute weather events, and transition risks, such as impacts on economies, changes in consumer attitude, and regulatory developments, have the potential to affect all businesses, including our own. Many are difficult to quantify, but we are monitoring developments closely with the support of expert partners. There are also elements highly relevant to our business which are easier to assess now, such as water stress, the impact on the supply of raw materials and the viability of our manufacturing sites and key supplier sites.
We know that we cannot separate climate change from other issues such as water stress, biodiversity loss, poverty and inequality; all are closely linked and threaten both the environment and the prosperity of communities everywhere. We created our bold 10-year ESG action plan, 'Society 2030: Spirit of Progress', in response to this challenge. It builds on the work we have done since 2008 to decarbonise our value chain and mitigate the impact of water stress, and forms a key part of our response to both mitigating and adapting to climate change risk.
For more details on our 'Society 2030: Spirit of Progress' strategy, see our CEO’s statement

Business description (continued)
Governance
Climate change presents various economic, business and social risks which will affect our business over the short, medium and longer term. Given its importance, climate change is overseen at the highest level of the company and integrated into business processes.
The Diageo Board and Executive Committee are responsible for managing climate change risks and opportunities, with Executive responsibility shared jointly between the President of Global Supply Chain and Procurement and the Corporate Relations Director. At an operational level, they are supported by our cross-functional Climate Risk Steering Group (see governance diagram on this page).
Our Executive Committee discusses climate change-related updates at least quarterly, and the Executive Sponsors formally update the Board on climate risk quarterly including, where relevant, reviewing the outputs of our climate change risk assessments and scenario analyses and overseeing any related decision-making. Any material financial implications of climate risk and potential impacts on Diageo’s accounts, including performance and progress against non-financial metrics, are also shared with the Audit Committee of the Board.
Given the rapidly increasing understanding of climate change and the risks and opportunities for business, we continue to engage externally to monitor good practice and keep pace with stakeholder expectations in this critical area. We are active members of the TCFD working group through the UN Global Compact and we also contributed to the consultation by the United Kingdom’s Financial Reporting Council on climate risk reporting.

Climate risk as part of remuneration
Given the importance of managing climate risk, factors relevant to it are considered as part of the remuneration of our senior leaders. Specifically, the performance share element of the Long-Term Incentive Plan encourages and rewards performance against an ESG measure (introduced in 2020, for fiscal 2021 to 2023). It constitutes 20% of the performance share award, which is granted to the Executive Committee as well as senior leaders across the business. This ESG measure includes targets on carbon emissions and water efficiency, which directly support mitigation of and adaptation to climate change risk.
For more details on how climate-related considerations are incorporated into incentive plans, see the Remuneration report, pages 183-212.

Board oversight
⇐

Audit Committee
⇑

Executive Committee ownership
⇑

Executive Sponsors President of Global Supply Chain and Procurement Corporate Relations Director
⇓⇑

Cross functional Climate Risk Steering Group Corporate relations Supply Strategy Risk Finance
⇓⇑

Supply Risk Mitigation Group

Brand Sustainability Council

Policy and Regulation Working Group

For more details on how the Board is engaged on climate risk, see our governance section, pages 84-97.

Strategy and risk management
We have operations all over the world and are therefore exposed to a wide variety of physical and transition risks. Our strategy is influenced by the findings of our extensive climate change risk assessments and scenario analyses, which we continually improve as more data and insights become available. The geographical provenance of certain products, such as Scotch and tequila, is key to their identity, so it has always been critical for us to proactively manage risks to supply and production in these locations.
In adapting to the impacts of climate change, innovation is key, and our company-wide research and development programme incorporates climate considerations as a matter of course with sustainability built into the decision-making process. But we want to go beyond internal research and development, so this year we launched a new global programme, Diageo Sustainable Solutions, that invites innovators to work with us to develop their ideas for more sustainable and climate-resilient technologies and practices across the supply chain. As part of this initiative, we will be looking particularly at renewable energy, water recycling technologies, novel packaging and regenerative agriculture.

Business description (continued)

Activity before this year	2021 highlights	2022 priorities	2023 and beyond priorities
Strong commitment to cutting carbon emissions, increasing water efficiency and measuring and managing water stress. Climate change highlighted in our principal risks, sustainability and responsibility. Clear governance established for oversight of climate change risk.	Climate change risk assessment and scenario analyses in Scotland and North America, geographies which represent half of net sales value.	Climate change risk assessment and scenario analysis in India and Africa, incorporating a more sophisticated approach building on work from 2021. Include Scope 3 emissions in our scenario analysis.	Refresh 2021 and 2022 analyses and extend to other material regions, applying learnings gathered during previous years to increase sophistication of analyses.
Continuous process of improvement, increased sophistication and further embedding into core business decision-making and risk management

Understanding and planning for climate-related impacts
Assessing climate-related risks and how best to report on them is a complex, multi-year process, that must continue to adapt to the risks and opportunities of transitioning to a low carbon world. We have gained experience in assessing and responding to climate change impacts as part of our targets up to 2020.
In 2020, we highlighted climate-related risk within our principal risk, sustainability and responsibility (see pages 84-97). Our approach to managing our principal risks is holistic and integrated, with risk assessments built into annual plans at a global and market level. We develop mitigations based on these assessments, accompanied by internal controls to assure the quality of risk management. This year, we built on that by conducting the next phase of our risk analysis and planning work on our global water footprint, and by carrying out a detailed risk assessment and scenario analysis of our operations in Scotland and North America, as discussed below. A key output is an approach that we will use to guide assessments in other markets and regions in 2022 and beyond.e will use to guide assessments in other markets and regions in 2022 and beyond.

Our 2021 risk analysis and planning work
Guided by expert external partners, we completed three key pieces of work this year:
1. We updated our analysis of water-stressed sites around the world.
2. We carried out climate change risk assessments in North America and Scotland.
3. We carried out scenario analyses of selected risks identified from both assessments.

1. Global analysis of water-stressed sites
We have been conducting water risk assessments since 2008 and have taken extensive steps to mitigate risks to our water-stressed sites as part of our sustainability and responsibility targets up to 2020, including improving water use efficiency and replenishing the water we use in our final product. We have updated our water risk assessments five times since 2008, most recently this year, when we carried out a detailed examination of the effects of water stress on our own production and packaging facilities. The map on page 90 shows our current global water stress footprint.

2. Climate change risk assessments of our sites in North America and Scotland
We typically develop strategic plans, forecasts and viability statements for a three-year timeframe, sometimes longer in the case of major capital investments. However, climate risk requires a longer-term view, because its impacts tend to be felt more gradually, while the work needed to mitigate its effects – renewable energy for example – will take years to come to fruition. For our climate scenarios, therefore, we have chosen to use 2030 and 2050 as our timeframe.
We conducted a detailed climate change risk assessment (CCRA) this year in Scotland and North America. We chose these two regions for our first assessment, since they account for around half of our net sales value globally, are home to many of our manufacturing sites, and have extensive global raw material supply chains. We established a cross-functional team of Diageo leaders and worked with external partners to develop an approach that would also work for future climate change risk assessments of other regions. The CCRA considered both the physical and the transition risks of climate change, with more detail on local physical risks as described on page 87.

For physical risks, we looked at medium and high temperature scenarios for both 2030 and 2050. For transition risks, we examined the policy, technology, market and reputational impacts on our markets and supply chain. See the diagram on page 90 for more details on the process.

Business description (continued)
Physical risks
Assessments
Incoming materials
189 supplier locations and 37 key agricultural commodities
– Raw materials (e.g. barley)
– Intermediates (e.g. grain neutral spirit)
– Processed commodities (e.g. flavours)
– Packaging materials (e.g. glass)

Diageo sites and locations
– Diageo owned and operated sites in Scotland (47) and North America (12) footprint including malting, distilling, maturation, packaging, office and engineering and coproduct plants (high level)
– Five sites of strategic importance in Scotland and four in North America (more detailed)

Domestic product distribution
– Distribution of finished goods from Diageo sites including market distribution and warehousing
– Road, rail and ocean distribution routes in country of production
– Ports (15 United Kingdom, six North America)

Time horizons
Present day to 2030 to 2050

Temperature scenarios
Medium scenario
– +2°C to +3°C
– RCP14.5 pathway

High scenario
– +4°C to +5°C
– RCP18.5 pathway

Transition risks
Assessments
Upstream supply chain
– Agricultural materials
– Packaging materials

Diageo market and countries
– Production sites

Downstream supply chain
– Distribution
– Sales

Time horizons
Present day to 2025 to 2030

Temperature scenarios
– 1.5°C (Paris Agreement) RCP1 2.6
– 2°C (Government/policy)

Results of our CCRA

Physical While the assessments indicate that physical risks will increase, meaning that we are likely to see more frequent disruption to our operations in both regions, the overall risk of climate change to North America and Scotland is reasonably low, for both time horizons. Specifically, while we are more at risk of flooding, storms and higher temperatures in these regions, it is unlikely that any of our sites, or indeed our suppliers’ assets, will be unable to operate. These risks are ones we already manage, but the CCRA gave us

Business description (continued)
further insights into their severity and velocity, which allows us to improve our mitigation plans. While climate change poses a risk to raw material yields in some regions, there is also some opportunity for increased yields in other regions.

Transition The main risks identified relate to increased costs of agricultural raw materials and packaging. Factors affecting the former include, for example, increasing energy costs at farms, sustainable land practices, and competition for land from biofuel crops. Factors affecting the latter include the rising cost of natural gas, United Kingdom/European Union carbon prices, and compliance and quality costs linked with packaging taxes. There are opportunities, however; for example innovating to reduce the carbon footprint of our products to make them more appealing to consumers, who are increasingly interested in sustainable options.

3. Scenario analyses of selected risks
Using the findings from our CCRA in North America and Scotland, and the results of our global analysis of water-stressed sites, we conducted climate change scenario analyses in line with TCFD recommendations, looking particularly at 2030.
We used three scenarios in this assessment: one focussed on the impacts of a low carbon transition (RCP2.6: 1°C to 2°C temperature rise) and two focussed on the impacts of physical climate risk (RCP4.5: 2°C to 3°Ctemperature rise and RCP8.5: 4°C to 5°C temperature rise). For carbon pricing, we assessed the impact on our Scopes 1 and 2 emissions only.2

Scope and assumptions
The scenarios we have modelled are useful for understanding the potential impacts of climate change on our business, but there are limitations – such impacts are systemic and unpredictable. Scenario analysis requires us to pick specific factors and model them using fixed assumptions. However, there are many wider potential impacts –including opportunities – that we cannot capture from one type of modelling. For this reason, we also look more broadly at possible physical and transition risks and opportunities to our business from climate change, and work to integrate climate insights into our strategy and decision-making processes.
Assumptions Our scenario modelling is underpinned by several key assumptions, principally that the risks assessed are based on a scenario without mitigation. The risks modelled under the different scenarios are mutually exclusive; we have not assessed a situation where physical and transition risks occur in parallel. The first iteration of our scenario modelling assumes the business remains static (including our operating model, current sourcing practices and sourcing volumes), and we have not factored in rising costs, such as passing on costs to our customers.
Our assessment of carbon emission pricing was informed by the Global Energy Outlook 2020 report from the International Energy Agency (IEA). Based on IEA projections of the carbon price to limit warming to below 2°C for 2025 and 2040, we extrapolated a carbon price of $88.67/tCO2e for 2030, and used this price in evaluating the financial impacts of our Scopes 1 and 2 emissions.
Scope The scope of the scenario analysis was our assets and the key raw materials used in 59 sites owned and/or operated by Diageo in North America and Scotland. The agricultural raw materials assessed account for a large portion of our global raw material costs (barley, wheat, maize) or were identified as being most vulnerable to the effects of climate change (sugar cane/molasses, vanilla).
For the transition risk scenario analysis, we considered the impact of a carbon tax on the following emissions from the agricultural sector:
1. Nitrous oxide emissions from the use of synthetic fertiliser
2. Methane from flooded rice cultivation
3. Nitrous oxide and methane from the use of manure
4. Methane from enteric fermentation (digestive process by which carbohydrates are broken down by microorganisms).
For our global analysis of water stress, we assessed all operational production or packaging sites in water-stressed areas (see water stress map on page 90). To assess its financial impact in 2030, we used WRI water stress scores to estimate the probability and duration of increased downtime at water-stressed sites. Based on the predicted downtime we estimated the resulting lost sales.

1. A representative concentration pathway (RCP) is a way of expressing the impact of global warming relating to the degree of warming of the Earth’s surface. Four pathways were developed for climate research by the Intergovernmental Panel on Climate Change (IPCC) in 2014.
2. To measure and manage our carbon emissions, we follow the Greenhouse Gas Protocol global framework, which identifies three scopes of emissions. Scope 1 represents the direct emissions we create. Scope 2 represents the indirect emissions resulting from the use of electricity and energy to run our business. Scope 3 represents indirect emissions attributed to upstream and downstream activities involved in producing our brands.

Limitations of the scenario analysis
This exercise is not representative of the business as a whole and additional risks and opportunities are likely to be identified once further assessments have taken place. Nor can the results for Scotland and North America be extrapolated to the rest of our business due to the diversity of our portfolio and the climates in which we operate.

Summary of findings
In the low carbon transition scenario, the main risk is carbon pricing leading to increased costs. In both physical impact temperature scenarios, the main risks arise from water stress, and include potential disruption to production and increased costs of agricultural inputs and other materials. The scenario analyses undertaken this year did not identify any material financial impact.

Business description (continued)
Lack of data for long-term storm patterns limits our ability to predict accurately the likelihood of some more extreme weather events occurring. Nonetheless, we monitor changing weather patterns in the short term, and act to mitigate negative effects. We have well established contingency plans aimed at securing alternative key material supplies at short notice, to transfer or share production between manufacturing sites where possible, and to substitute materials in products and recipes where it is possible to do so without altering the nature of the product. We have a longstanding focus on building resiliency into our value chain including long-term inventory planning and flood prevention to ensure critical assets are protected. As we develop our understanding of the impact climate change may have on our business, we expect to extend this value chain resilience planning to other parts of our business.

Findings from scenario one: low carbon transition scenario, RCP2.6 (1°C to 2°C temperature rise)
Under this scenario we examined the impact of the transition to a low carbon economy on our assets and on the key raw materials outlined above. Here, the impact mainly relates to increased raw material prices resulting from the cost of low carbon land management practices and the increased cost of carbon emissions globally. We expect the impact of this scenario to increase when Scope 3 emissions are assessed and incorporated in the analysis.

Findings from scenario two: intermediate warming scenario, physical impact, RCP4.5 (2°C to 3°C temperature rise)
Under this scenario we examined the impact of a rise in temperature of 2-3⁰C on our assets in North America and Scotland as outlined above, and on all our water-stressed sites across the world.
The key risks we identified to assets were physical – namely exposure to extreme weather events. Such events can have a wide range of impacts, all of which are likely to be exacerbated by climate change. Extreme weather can principally affect Diageo financially in two ways: first, through disrupting operations by damaging assets or increasing running costs, and second through loss of potential revenue as a result of site closure or production disruption.
This analysis examined the financial impact from flood risk. While a quantitative assessment of storm impact was not possible due to the lack of available climate data at the time of the report, the scenario analysis did highlight those sites most at risk. The only site deemed to be at high risk of storm damage is our distillery in St Croix, an island, located in the Eastern Caribbean vulnerable to hurricanes.
Diageo’s production sites in water-stressed areas are exposed to potential disruption if demand for water exceeds the available amount during a certain period or if poor quality restricts its use. The potential impact by 2030 of such disruptions was assessed as loss in profit due to production downtime or impact on efficiency, which may affect both volume and costs.

Findings from scenario three: Extreme warming scenario, physical impact, RCP8.5 (4°C to 5°C temperature rise)
Under this scenario we examined the impact of an extreme rise in temperatures of 4-5⁰C on the same assets, raw materials and water-stressed sites outlined in scenario two.
Assets The financial modelling of acute weather and chronic climate change on our assets under this scenario indicates a more severe impact than under scenario two.
Raw materials The results show an increase in the cost of those raw materials that would be less readily available in certain areas due to the impact of climate change. We assumed that we would be able to substitute the scarce material with the same material obtained from a different area, at a higher price.1
Water-stressed sites For all our water-stressed sites, the results under this scenario were very similar to those observed under scenario two, because:
– The emissions trajectory of RCP4.5 and RCP8.5 are not significantly different until 2030
– The mitigation actions under RCP4.5 will only start to produce discernibly different outcomes after 2030
In the case of severe warming, we might expect a further risk owing to GDP reduction in the market resulting from factors such as migration due to climate change.

1. We manage commodity price risks through forward-buying of traded commodities and other hedging mechanisms. We also explore the use of alternative raw materials. For example sorghum, a crop more resilient to climate change than the more commonly-used barley, is the mainstay of our new brewery in Kenya.

Business description (continued)

Impact to 2030	Transition risk	Physical risk	Physical risk
Scenario analysis parameters	1 Low warming RCP2.6	2 Intermediate warming RCP4.5	3 Extreme warming RCP8.5
Temperature rise	1°C to 2°C	2°C to 3°C	4°C to 5°C
Impact	Directly-owned assets in Scotland and North America
	In scope	In scope	In scope
Priority agricultural raw materials (Scotland and North America)
	In scope	N/A	In scope
All water-stressed sites globally
	N/A	In scope	In scope
Future risk analysis and planning work
In the first half of next year we will explore opportunities to broaden the geographical reach of the risk analysis and scenario work we did this year, with assessments of our operations in India and Africa. From 2023, we aim to do the same in our remaining markets. We will also evaluate opportunities to increase the scope of our work and refine our scenario analysis model, including testing multiple scenarios, sensitivities and timeframes. This will enhance our risk management and climate change decision-making processes and inform our future strategy.

Researching consumers’ attitudes to climate change
Beyond our climate change risk assessment, we consider consumers’ attitudes through the work of our Brand Sustainability Council. Our research to date has identified a significant increase in consumers’ concerns about the climate crisis. Concerns are translating into action, with a rise in consumers reducing, reusing and recycling packaging across all food and beverage categories, as well as considering the impact of their choices in terms of energy and water used, transport and waste. Consumers are motivated by what matters most to them through personal experience, such as pollution and packaging. Beyond their own actions, consumers expect businesses and governments to act to make the systemic changes needed for the world to combat climate change. We are committed to continually improving the sustainability of our brands and communicating their sustainability credentials in clear, compelling ways.
Metrics and targets1
We understand that managing climate change risk effectively and taking advantage of opportunities in transitioning to a low carbon world means developing robust adaptation and mitigation plans. We also know we must be flexible and quick to adapt because regulatory and legal change is on the horizon, as governments consider questions such as further carbon taxes which could affect our financial performance.
Our ‘Society 2030: Spirit of Progress’ strategy includes stretching goals which directly help us respond to climate change risks and opportunities across our value chain. It is deliberately bold to prompt us to act decisively, and to give us the credibility to be an active advocate for climate action in the wider world. Our annual targets to achieve net zero by 2030 in Scope 1 and 2 emissions have been calculated in accordance with the principles of Science Based Targets initiative (SBTi) and have been submitted to the SBTi for validation. This year we have made progress in line with our expectations and are on track to achieve this goal. Our Scope 3 target of net zero by 2050 is also aligned with the principles of the SBTi.

Business description (continued)
Science-based carbon targets
By 2030, we commit to:

Target	KPI	2021 performance
Becoming net zero carbon in our direct operation (Scopes 1 and 2)	Percentage reduction in absolute GHG (kt CO2e)	5.1%
Reducing our value chain (Scope 3) emission by 50%	Percentage reduction in absolute GHG (kt CO2e)	-2.1%
Using 100% renewable energy across our direct operations	Percentage of renewable energy across our direct operations	36%

We are working hard to deliver our plan to reach our Scopes 1 and 2 net zero carbon target by 2030. It includes capital investment plans and internal interim targets for all Diageo sites which are linked to senior leadership remuneration. We track progress against these targets internally each month, and have strategic reviews twice a year, which are used to inform our planning.
Water efficiency and replenishment targets
As a beverage business, robust water stewardship is a critical part of adapting successfully to climate change. We have set a number of water targets for 2030 or earlier, focussing particularly on water-stressed areas:

Target	KPI	2021 performance
Reduce water use in our operations with a 40% improvement in water use efficiency in water-stressed areas and 30% improvement across the company	Percentage improvement in litres of water used per litre of packaged product	7.7%
Replenish more water than we use for our operations in 100% of sites in water-stressed areas by 2026	Percentage of water replenished in water-stressed areas	12.7%
Invest in improving access to clean water, sanitation, and hygiene (WASH) in communities near our sites and local sourcing areas in 100% of our water-stressed markets	Percentage of water-stressed markets with investment in WASH	89%
Engage in collective action in all of our priority water basins to improve water accessibility, availability and quality and contribute to a net positive water impact	Percentage of priority water basins with collective action participation	15%
Water stress is not a fixed state, however, so we will carry out global assessments every two to three years to make sure we are addressing the issue properly. Where sites are newly classified as water-stressed, they will be included in our more stretching targets for water efficiency and replenishment. This year, we added three countries to the list to those defined as water-stressed: Indonesia, Mexico and Turkey.

Carbon emissions (Scopes 1 and 2) by region by year (1,000 tonnes CO2e)[2,3,4]
Region	2019	2020 (baseline)	2021
North America	54	128	128
Europe and Turkey	234	153	128
Africa	198	166	182
Latin America and Caribbean	18	23	27
Asia Pacific	48	37	16
Diageo (total)	552	507	481
United Kingdom	167	85	70

Water efficiency by region by year[3,5]
Region	2019	2020 (baseline)	2021
North America	5.29	5.33	4.91
Europe and Turkey	5.31	5.10	5.10
Africa	4.33	4.21	3.58
Latin America and Caribbean	4.65	5.02	5.15
Asia Pacific	3.56	3.95	3.58
Diageo (total)	4.71	4.66	4.3
1. Baseline year for ‘Society 2030: Spirit of Progress’ targets is 2020 unless otherwise stated
2. CO2e figures are calculated using the WRI/WBCSD GHG Protocol guidance available at the beginning of our financial year: the kWh/CO2e conversion factor provided by energy suppliers: the relevant factors to the country of operation: or the International Energy Agency, as applicable.
3. 2020 baseline data, and data for the periods ended 30 June 2020 and 2019, have been restated in accordance with the WRI/WBCSD GHG Protocol and Diageo’s environmental reporting methodologies.
4. Diageo UK total direct and indirect carbon emissions were 69,748, comprising direct emissions (Scope 1) of 69,748 and indirect emissions (Scope 2) of 0. The intensity ratio was 69 grams/litre packaged. The UK total energy consumption was 1,055,666MWh, comprising 919,173MWh of direct energy and 136,493MWh of indirect energy.
5. In accordance with our environmental reporting methodologies, total water used excludes irrigation water for agricultural purposes on land under our operational control.

Business description (continued)

We report on our performance against our ‘Society 2030: Spirit of Progress’ targets in full on pages 64-67. Our overall approach to risk management is described further on pages pages 72-82. A commitment to pioneering grain-to-glass sustainability is central to our strategy – read about our approach on pages 56-58 . Our ESG Reporting Index contains more detailed disclosures aligned with the GRI, SASB and UN Global Compact reporting frameworks.

Reporting boundaries and methodologies

Reporting boundaries
Our reporting covers the global operations of Diageo plc in the financial year ended 30 June 2021. Dates refer to financial years unless otherwise stated. Excluding the few exceptions below, the boundaries for all data disclosed in Form 20-F and the ESG Reporting Index include the results of the company and its subsidiaries, together with Diageo’s attributable share of the results of significant joint ventures.
The reporting scope depends to a significant extent on the nature of each indicator, and we have explained exceptions and limitations of each indicator in this document. When a business is acquired, or an interest in an associate or joint venture, fair values, reflecting conditions at the date of acquisition, are attributed to the net assets, including identifiable intangible assets and contingent liabilities acquired.
New acquisitions are included in the consolidated reporting for non-financial data as soon as practically possible, and no later than one year after assuming operational control. This covers environmental data and impacts from new operational sites. This duration varies as each new acquisition has unique systems and processes that must be integrated. Environmental data is collected and reported for all sites where Diageo has operational control, including office sites with more than 50 employees. The reporting boundaries are based on The Greenhouse Gas Protocol: A Corporate Accounting and Reporting Standard (Revised Edition) from the World Resources Institute and World Business Council for Sustainable Development (WRI/ WBCSD Protocol).
The environmental impacts associated with leased facilities and the carbon emissions associated with company vehicles and leased cars are also excluded and considered immaterial to the company’s overall impacts. This is reviewed every three years to assess the data and extent of impacts.

EXCEPTIONS
Environmental and safety data from joint ventures and associates where Diageo does not have operational control is excluded.

RESTATEMENTS OF DATA
Over the past three years, Diageo has made a number of disposals, notably United National Breweries in South Africa in 2019, and
acquisitions of brands, distribution rights and equity interests in premium drinks businesses. Please see Note 8 to the Financial statements in this report on pages 246-248, for details. Changes in our operations will result in restatement of historical data. Data associated with any divestments is removed from the baseline, intervening years and current year to ensure relevant comparisons and consistent performance tracking towards targets.

Restatement of baseline environmental data
Diageo restates environmental data for the baseline year and intervening years to reflect changes in the company that would otherwise compromise the accuracy, consistency and relevance of the reported information. Restatements are made in line with the protocols defined by the WRI/WBCSD Protocol and the Beverage Industry Greenhouse Gas (GHG) Emissions Sector Guidance (Version 3.0).
The baseline year environmental impact data, and data for intervening years, are adjusted to reflect acquisitions, divestments, updates to databases for CO2e emission factors, any errors in calculations, and any significant changes in reporting policy that result in a material change to the baseline of more than 1%. We also restate data where we can show that structural changes regarding outsourcing and insourcing have an impact of more than 1%.
In the financial year ended 30 June 2021, the baseline year environmental impacts were restated to reflect changes to CO2e emission factors and updated calorific values. Any restatements are carried out in accordance with the WRI/WBCSD Protocol, which defines the requirements for companies to restate environmental impacts for consistent tracking over time when they undergo significant structural changes. We deem this necessary to make meaningful historical comparisons.
The baseline year environmental impacts associated with acquisitions and bringing production in-house are primarily determined directly from the historical data records for production volumes, energy, water use and waste generated for the baseline year and intervening years. In certain cases, where historical data is unavailable, the environmental impacts for the baseline year and intervening years are extrapolated from current environmental impact data, based on production patterns.
BASELINES
Diageo’s baseline year, set as financial year ended 30 June 2020, applies to the majority of our 'Society 2030: Spirit of Progress' targets. Where baselines differ, this has been described within each reporting boundary. The baseline data is used as the basis for calculating progress against Diageo’s targets. Reporting methodologies are reviewed and updated on an annual basis by leadership

Business description (continued)
teams. Material changes to the environmental reporting methodologies are ratified at the 2030 Grain to Glass Strategic Business Review, (SBR), quarterly meeting, chaired by the President, Global Supply and Procurement.

REPORTING SYSTEMS
There are three main systems used for collection, validation and analysis of reported data.
• Safety data: Safety data and full-time employees (FTE) data are reported at site level using the global data management system.
• Environmental data: We collect data on key measures of environmental performance every year. This is collated and analysed using a web-based environmental management system. For the reporting period 1 July 2020 to 30 June 2021, 170 sites in 40 countries reported environmental impact data.
• Local market Society 2030 data: Where Society 2030 programmes are managed at a local level, this performance data is collated on a quarterly basis in our market reporting template. The data is compiled at a market, regional and global level, alongside our other Society 2030 targets, and reviewed by general managers, functional leadership teams, at our 2030 Grain-to-Glass Strategic Business Review (SBR), and with the Global Executive Committee during quarterly meetings. This regular assessment of performance enables us to manage programme risks and opportunities and ensures that we have the right level of resources to deliver on our commitments.

Denominator for efficiency indicators
To calculate efficiency ratios, Diageo uses litres of packaged product as the standard measure for comparison, because this measures the environmental impact associated with the production of our products. We measure litres of packaged product by site and aggregate them at group level.

RELIABILITY AND ACCURACY OF DATA
We have processes governing the collection, review and validation of non-financial data included in this report, at market, regional and global level. We have clear reporting lines and documentation of our processes; within this report we provide more detail of our reporting methodologies and calculation processes.

PIONEER GRAIN-TO-GLASS SUSTAINABILITY
Our targets for 2030 are:
• Preserve water for life
–Reduce water use in our operations with a 40% improvement in water-use efficiency in water-stressed areas and a 30% improvement across the company
–Replenish more water than we use for our operations for all of our of sites in water-stressed areas by 2026
–Invest in improving access to clean water, sanitation and hygiene (WASH) in communities near our sites and local sourcing areas in all of our water-stressed markets
–Engage in collective action in all of our Priority Water Basins to improve water accessibility, availability and quality and contribute to a net positive water impact
• Accelerating to a low-carbon world
− Become net zero carbon in our direct operations (Scope 1 and 2)
− Reduce our value chain (Scope 3) carbon emissions by 50%
− Use 100% renewable energy across all our direct operations

Preserve water for life
Target
Reduce water use in our operations with a 40% improvement in water-use efficiency in water-stressed areas and a 30% improvement across the company
Performance measures (KPIs)
• Percentage improvement in litres of water used per litre of packaged product.
Diageo prepares and reports water withdrawal data from the sites over which it has operational control, using internally developed reporting methodologies based on the GRI Standards. In addition to tracking total water usage, Diageo also prepares and reports water efficiency, meaning the ratio of the amount of water consumed to produce one litre of packaged product.
Definitions
• Water-stressed locations and classification:
the World Resource Institute Aqueduct tool, UN Definitions and internal survey information are used to determine the number of our sites that are in water-stressed areas. For financial year ended on 30 June 2021, there are 44 locations across 14 countries that have been identified as water-stressed, with 35 of these locations currently operational and 9 non-operational. These sites are subject to more intense water stewardship measures over and above our target to improve water efficiency by 30% by 2030.
• Total quantity of water withdrawals: water obtained from ground water, surface water, mains supply and water delivered to the site

Business description (continued)
by tanker less any clean water provided back to local communities directly from a site. Uncontaminated water abstracted and returned to the same source under local consent, water abstracted from the sea, and rainwater collection are excluded from water usage data reported.
Scope
The scope includes Diageo supply and office sites.
Data preparation and assumptions
Water withdrawals are measured primarily based on meter reads and invoices for the majority of sites. In some limited instances estimations are used to calculate withdrawals. Water withdrawals are reported by source at site level using the environmental management system. Water efficiency (water use rate), per litre of packaged product, is calculated by converting the total water withdrawal in cubic metres to litres, then dividing by the total packaged volume in litres.
The extent of water use at Diageo-operated agricultural lands – in Brazil, Mexico and Turkey – is quantified and reported separately.

Target
Replenish more water than we use for our operations for all of our sites in water-stressed areas by 2026
Performance measures (KPIs)
• Volume of water replenished (cubic metres m3).
Baseline
The baseline for our water replenishment target is financial year ending 30 June 2026 estimated annual consumptive water volumes at sites located in water-stressed areas. The baseline is recalculated annually to incorporate estimated financial years 2021-26 water efficiency improvements, water recovery, zero liquid discharge, production volume growth, new water-stressed sites, and acquisitions and divestments.
Definitions
Calculation of this performance measure is total water replenished during financial years 2021-26 at sites located in water-stressed areas as a percentage of our estimated financial year ending 30 June 2026 total consumptive water at sites located in water-stressed areas. On an annual basis, we measure our cumulative water replenishment at water-stressed sites as a percentage of our financial year ending 30 June 2026 estimated total consumptive water at sites located in water-stressed areas.
Replenishment projects include activities such as reforestation, wetland restoration, desilting ponds, rainwater harvesting, and water sanitation and hygiene (WASH) programmes.
Replenishment targets are calculated based on all consumptive water used per site, are tracked and reported by site, and consolidated into a market target. Replenishment projects need to be in a water-stressed site’s water catchment and/or water stressed water basins from which we source local raw materials.
Scope
The scope is water-stressed markets only. For financial year ended 30 June 2021, there are 44 locations across 14 countries that have been identified as water-stressed, with 35 of these locations currently operational and 9 non-operational.
Data preparation and assumptions
Indicative volume (m3) of water replenished data is collected by a delivery partner and, on completion of the project, confirmed. The
Diageo global metric owner provides final validation. This data is then validated by an external validator.
The Diageo Water Replenishment Implementation Guide provides templates for calculating water volume replenished – the estimated volumes are pre-validated by the global team before the project is implemented. Volumes will then be validated again after commissioning of the project.

Target
Invest in improving access to clean water, sanitation and hygiene (WASH) in communities near our sites and local sourcing areas in all of our water-stressed markets
Performance measures (KPIs)
• Percentage of water-stressed markets where we have invested in improving access to clean water, sanitation and hygiene near our sites and local sourcing areas.
Definitions
• Near our sites and local sourcing areas for water-stressed markets: includes all people within 1km of the water source, where we aim to provide a new WASH facility or an improved WASH facility.
• Water-stressed locations and classification: The World Resource Institute Aqueduct tool, local consultancy insight and internal survey information are used to determine which of our sites are in water-stressed areas. If we acquire new sites that are in water-stressed areas, these would be included in scope. We apply this target for newly acquired sites as soon as practically possible, and no later than one year after assuming operational control.

Business description (continued)
To qualify for this target, the investment must occur at least once in the period to 2030 in each water-stressed market where we have sites and local sourcing areas.
Scope
The scope includes water-stressed markets. For financial year ended 30 June 2021, there are 44 locations across 14 countries that have been identified as water-stressed, with 35 of these locations currently operational and 9 non-operational.
The scope excludes new water-stressed markets where there is no demand/ requirement for new community WASH projects (for example, Turkey), verified by an expert implementing partner, and government and WHO data. It also excludes WASH projects in markets that are not assessed as water-stressed (for example, Cameroon) or where we do not have direct operations (for example, Myanmar).
Data preparation and assumptions
WASH programme investment data is tracked at a market level. Data on the WASH programmes – including locations, number of people and number of women benefitting from a WASH programme is calculated by NGO delivery partners and census data, and validated by an external validator. The total number of WASH programmes, locations and total beneficiaries is summarised at a global level.

Target
Engage in collective action in all of our Priority Water Basins to improve water accessibility, availability and quality and contribute to a net positive water impact
Performance measures (KPIs)
• % of Priority Water Basins with collective action participation

Definitions
• Priority Water Basin: Diageo carried out an assessment to identify priority water basins for its operational sites. This assessment was based on a combination of:
− a Diageo criticality assessment (based on expert judgement and consumption volumes)
− high water risks scores (based on WRI Aqueduct indicators) for each site.
In combination, these two indicators allowed the identification of water basins where Diageo operational sites would benefit the most from taking collective action to address identified water challenges.
• Collective Action in water stewardship encompasses multi-stakeholder water management initiatives or projects that involve interaction with government entities, local communities, NGOs, and/or civil society organisations that ultimately benefit all actors and the health of the basin by addressing shared water challenges.
Scope
The scope includes markets with operational sites located in water-stressed areas. Data preparation and assumptions Priority water basins with collective action participation are reported at a local market level and tracked by Diageo global metric owner.

Accelerating to a low-carbon world
Target
Become net zero carbon in our direct operations (Scope 1 and 2)
Performance measures (KPIs)
• Percentage reduction in absolute greenhouse gas emissions (ktCo2e).
Definitions
• Scope 1 emissions (direct CO2e emissions): those from on-site energy consumption of fuel sources, such as gas, fuel oil and diesel, as well as fugitive and agricultural emissions. In keeping with WRI/WBCSD Protocol guidance relating to biofuels, Diageo reports
CO2e emissions attributable to CH4 and N2O only, and excludes direct CO2 emissions for biomass, biogas and the biogenic element of biofuels. Minor quantities, typically at office sites, to a maximum of 50 tonnes CO2e, are excluded, as are the carbon emissions associated with biogas flaring and leased cars, since they are considered immaterial to the company’s overall impacts. These areas are routinely reviewed to reassess the materiality of the data
• Scope 2 emissions (indirect CO2e emissions): those from purchased electricity and heat.
Scope
The scope includes Diageo supply and office sites.
Data preparation and assumptions
CO2e emissions data is externally reported in metric tonnes and is the measure used to compare the emissions from the six main greenhouse gases based on their global warming potential (GWP). The CO2e emissions data is calculated based on direct measurement of energy use (meter reads/invoices) for the majority of sites. In certain limited instances (<1%*), where invoices are not available, for example, due to timing differences, consumption is estimated. Fuel consumption is reported by fuel type at site level using the

Business description (continued)
environmental management system. It is then converted to energy consumption, in kWh, by fuel type and multiplied by the relevant CO2e emission factor to derive the total CO2e emissions.

Scope 1 emission factors for fuels are typically average fuel CO2e emissions factors and calorific values (the latest available at the start of the reporting year) from the United Kingdom’s Department for Business, Energy and Industrial Strategy (BEIS). However, where product specific factors are available, these are applied.
Energy attribute certificates (EACs), derived from our distillery by-products and processed by a third party to generate biogas, form a component of our decarbonisation, together with purchased renewable EACs. This is reflected in data preparation and aggregation. Carbon emissions from electricity (Scope 2) are reported as both market emissions and location emissions in line with the WRI/WBCSD Protocol Scope 2 amendment made in January 2015.
Diageo’s CO2e reduction targets and reporting protocols (since 2007), are based on market emissions applying emissions factors specified in EACs, contracts, power purchase agreements and supplier utility emissions as detailed in WRI/WBCSD Protocol Scope 2 guidance. Our net zero emissions target for 2030 remains consistent with earlier reporting protocols and is based on market emissions.
The reporting of location (gross) emissions has been added to Diageo’s protocols (since financial year ended 30 June 2014). For location-based reporting of grid electricity consumption, regional or sub-national factors are used where available.
These include, for example, CER (Ireland), BEIS (United Kingdom), the National Inventory Report (Canada), US eGRID (United States) and the Indian power sector report (India). In all other cases, country or sub-regional factors are provided by the International Energy Agency (IEA).

* Energy estimates determined to be 0.59%, in aggregate, from assessment of 85% of total energy consumption in financial year ended 30 June 2020 and <1% threshold, thereby seems reasonable

Target
Reduce our value chain (Scope 3) carbon emissions by 50%
Performance measures (KPIs)
• Percentage reduction in absolute greenhouse gas emissions (ktCO2e)
Definitions
Scope 3 emissions are all indirect emissions (not included in Scope 2) that occur in the value chain of the reporting company, including both upstream and downstream emissions. The CO2e emissions relating to all categories of material and services to our supply chain include purchased raw materials, packaging, capital equipment, third-party manufacturers consumer use and disposal. Upstream and downstream logistics and distribution, including Category 4 logistics emissions, are aggregated with emissions attributable to all categories of materials and services providing a total value chain, Scope 3 footprint. Category 4, Scope 3 emissions (that is, indirect
CO2e emissions from upstream transportation and distribution) are independently assured. Carbon dioxide emissions from the fermentation process are excluded from our reported environmental data because these emissions are from a biological short-cycle carbon source and are outside Scope 1, 2 and 3.
Scope
Diageo’s value chain emissions, upstream and downstream, are in scope. Data preparation and assumptions CO2e emissions data is externally reported in metric tonnes and is the measure used to compare the emissions from the six main greenhouse gases based on their global warming potential (GWP). The CO2e emissions data is calculated on the basis of volume of materials purchased, services provided, capital equipment purchased and distances travelled for upstream/downstream logistics. Supplier-specific emission factors and/ or emission factors from literature are then applied to the component type to derive an absolute CO2e emissions volume, measured in metric tonnes.

Target
Use 100% of renewable energy across all our direct operations Performance measures (KPIs)
• Total renewable energy (MWh)/Total energy use (MWh) expressed as a percentage
Definitions
Total energy and renewable energy are externally reported in MWh and/or TJ. Total energy and renewable energy use are determined from direct and indirect energy consumption. Direct energy (renewable/non-renewable) is determined from the quantity of different fuel types (metric tonnes, litres), of renewable and non-renewable fuels, and by applying the relevant calorific value (BEIS, supplier-specific). Indirect energy (renewable/non-renewable) is measured in MWh/TJ from energy/utilities suppliers and/or applying the relevant EACs.
Scope
Diageo supply and office sites are in scope.

Business description (continued)
Data preparation and assumptions Total energy and renewable energy are externally reported in MWh and/or TJ. The energy data – direct and indirect – is calculated based on direct measurement of energy use (meter reads/invoices for volumes of fuel supplied) for the majority of sites. In certain limited instances (<1%*), where invoices are not available, for example, due to timing differences, consumption is estimated. Fuel consumption is reported by fuel type at site level using the environmental management system. It is then converted to energy consumption, in kWh, by fuel type applying the relevant calorific values (BEIS, supplier-specific, International Energy Agency (IEA)). Direct energy factors for fuels are typically United Kingdom BEIS average fuel factors (latest available at the start of the reporting year). However, where product-specific factors are available, these are applied. Renewable direct energy is determined from the quantity of different fuel types (metric tonnes, litres), of renewable fuels and by applying the relevant calorific value (BEIS, supplier-specific). Indirect renewable energy is measured in MWh for energy/utilities suppliers and/or applying relevant EACs.

Business review
Operating results 2021 compared with 2020

Group financial review

Reported net sales increased 8.3% driven by organic growth.
Reported operating profit was up 74.6% driven by growth in organic operating profit and reduction in exceptional operating items.
Organic results improved with volume growth of 11%
Organic net sales growth of 16%
Organic operating profit grew 17.7%
Net cash from operating activities was £3.7 bn
Free cash flow was £3.0 bn
Basic eps of 113.8 pence was up 89.4%
Eps before exceptional items increased 7.4% to 117.5 pence
See page 140 for the reconciliation of non-GAAP measures to GAAP measures.

North America	Europe and Turkey	Africa	Latin America and Caribbean	Asia Pacific

(i)Excluding corporate net sales of £20 million (2020 - £38 million).
(ii)Excluding net corporate cost of £208 million (2020 - £147 million).
(iii)Excluding exceptional operating charges of £15 million (2020 - £1,357 million) and net corporate operating costs of £208 million (2020 - £147 million).

Summary financial information		2021	2020
Volume	EUm	238.4	217.0
Net sales	£ million	12,733	11,752
Marketing	£ million	2,163	1,841
Operating profit before exceptional items	£ million	3,746	3,494
Exceptional operating items(i)	£ million	(15)	(1,357)
Operating profit	£ million	3,731	2,137
Share of associate and joint venture profit after tax	£ million	334	282
Non-operating exceptional items(i)	£ million	14	(23)
Net finance charges	£ million	(373)	(353)
Exceptional taxation (charge)/credit(i)	£ million	(84)	154
Tax rate including exceptional items	%	24.5	28.8
Tax rate before exceptional items	%	22.2	21.7
Profit attributable to parent company’s shareholders	£ million	2,660	1,409
Basic earnings per share	pence	113.8	60.1
Basic earnings per share before exceptional items	pence	117.5	109.4
Recommended full year dividend	pence	72.6	69.9
(i)    For further details of exceptional items see pages 105 and 236-238.

Business review (continued)

Reported growth by region	Volume %	Sales %	Net sales %	Marketing %	Operating profit %	Operating profit before exceptional items %
North America	10	11	13	29	7	10
Europe and Turkey	6	2	—	11	(11)	(16)
Africa	10	6	5	5	489	69
Latin America and Caribbean	22	16	15	4	25	22
Asia Pacific	9	11	10	15	187	21
Diageo - reported growth by region(ii)	10	8	8	17	75	7

Organic growth by region	Volume %	Sales %	Net sales %	Marketing %		Operating profit(i) %
North America	11	19	20	34		17
Europe and Turkey	7	9	4	13		(5)
Africa	18	20	20	14		101
Latin America and Caribbean	22	31	30	18		63
Asia Pacific	9	16	14	16		22
Diageo - organic growth by region(ii)	11	16	16	23		18
(i)Before exceptional operating items.
(ii) Includes Corporate. In the year ended 30 June 2021 corporate net sales were £20 million (2020 - £38 million). Net corporate operating costs were £208 million (2020 - £147 million).

Business review (continued)
Key performance indicators

Net sales (£ million)
Reported net sales grew 8.3%
Organic net sales grew 16.0%

(i)    Exchange rate movements reflect the adjustment to recalculate the reported results as if they had been generated at the prior period weighted average exchange rates.
(ii)    For the year ended 30 June 2021, £14 million has been reclassified from cost of goods sold to excise duties.
* Organic movement

Reported net sales grew by 8.3%, driven by strong organic growth, partially offset by unfavourable foreign exchange.
Organic net sales growth of 16.0%, following a decline in fiscal 20, reflects organic volume growth of 11.2% and positive price mix of 4.8%. All regions grew organic net sales, driven by strong consumer demand in the off-trade channel and a partial recovery of the on-trade channel in key markets. Growth was particularly strong in North America. Positive price mix was primarily driven by strong premiumisation trends, particularly in North America and Greater China, and price increases in Latin America and Caribbean. Net sales benefitted from lapping a reduction in inventory levels by our customers in fiscal 20 and the replenishment of stock levels by distributors and retailers in North America in fiscal 21, partially offset by continued destocking in Travel Retail.

Operating profit (£ million)
Reported operating profit grew 74.6%
Organic operating profit grew 17.7%
Reported operating profit increased 74.6%, primarily due to a significant reduction in exceptional operating items compared to fiscal 20, and growth in organic operating profit. This was partially offset by the negative impact from adverse exchange rate movements.(i)
Organic operating profit grew 17.7%, ahead of organic net sales, driven by growth in all regions except Europe and Turkey.
(i)    For further details on exchange rate movements see page 104.
(ii)    For further details on exceptional operating items see pages 105 and 236-238.
(iii)    Fair value remeasurements. For further details see page 106.

Business review (continued)
Operating margin (%)
Reported operating margin increased 1,112bps
Organic operating margin increased 46 bps

(i)    For further details on exceptional operating items see pages 105 and 236-238.
(ii)    Fair value remeasurements and reclassification. For the year ended 30 June 2021, £14 million has been reclassified from cost of goods sold to excise duties. For further details on fair value remeasurements see page 106.

Reported operating margin increased 1,112bps, mainly driven by a significant reduction in exceptional operating items compared to fiscal 20 and to a lesser extent by an increase in organic operating margin. This was partially offset by unfavourable exchange and fair value remeasurement.
Organic operating margin increased 46bps, driven by overhead efficiencies and lapping one-off expenses in fiscal 20 related to the operating environment disruption, partially offset by gross margin decline and upweighted marketing spend. In fiscal 21, we have upweighted marketing investment in the markets and categories with positive growth momentum, quickly responding to channel shifts and the increase in at-home occasions.
Gross margin declined 40bps driven by adverse mix, especially in our Guinness business, which was impacted by channel and market mix. Supply productivity and improved fixed cost absorption from volume growth largely offset inflation and one-off costs in the year.

Basic Earnings per share (pence)
Basic eps increased 89.4% from 60.1 pence to 113.8 pence
Basic eps before exceptional items increased 7.4% from 109.4 pence to 117.5 pence
(i)    For further details on exceptional items see pages 105 and 236-238.
(ii)    Includes finance charges net of tax.
(iii)    Excludes finance charges related to acquisitions, disposals and share buyback.
(iv)    Excludes tax related to acquisitions, disposals and share buyback.
(v)    Fair value remeasurements. For further details see page 106.

Basic eps increased 53.7 pence due to significantly lower exceptional items after tax and an increase in organic operating profit. This increase was partially offset by the impact from unfavourable exchange and higher tax charges.
Basic eps before exceptional items increased 8.1 pence, primarily driven by an increase in organic operating profit, partially offset by unfavourable exchange and to a lesser extent increased tax.

Business review (continued)
Net cash from operating activities and free cash flow (£ million)
Generated £3,654 million from operating activities.(i)

Free cash flow was £3,037 million.
(i)    Net cash from operating activities excludes net capex and movements in loans and other investments (2021 - £(617) million; 2020 - £(686) million).
(ii)    Exchange on operating profit before exceptional items.
(iii)    Operating profit excludes exchange, depreciation and amortisation, post employment charges and other non-cash items.
(iv)    Working capital movement includes maturing inventory.
(v)    Other items include post employment payments, dividends received from associates and joint ventures, and movements in loans and other investments.

Net cash from operating activities was £3,654 million, an increase of £1,334 million compared to fiscal 20. Free cash flow increased by £1,403 million to £3,037 million.
This was driven by an increase in operating profit, working capital management and receipt of a delayed 2019 dividend from associates, partially offset by an unfavourable movement in foreign exchange. Working capital benefitted from a large increase in creditors relative to the end of June 2020, when the creditor balance was particularly low as a result of reduced volumes and cost control measures. Creditors increased in fiscal 21 due to improved business performance and increased investment in marketing. Debtors and inventory levels also increased but to a lesser extent.

Business review (continued)
Return on invested capital (ROIC)%

Return on closing invested capital (%)
The return on closing invested capital of 33.2% for the year ended 30 June 2021, calculated as profit for the year divided by net assets as of 30 June 2021, increased by 1600bps driven by higher profit after tax.

Return on average invested capital (%)(i) increased 112bps.
(i)    ROIC calculation excludes exceptional operating items from operating profit.
ROIC increased 112bps against fiscal 20 driven mainly by organic operating profit growth, partially offset by increased tax and unfavourable exchange.

Business review (continued)
Income statement

	2020 £ million	Exchange (a) £ million	Acquisitions and disposals (b) £ million	Organic movement(i) £ million	Fair value remeasurement (d) £ million	Reclassification(ii) £ million	2021 £ million
Sales	17,697	(1,317)	(105)	2,878	—	—	19,153
Excise duties	(5,945)	517	40	(1,018)	—	(14)	(6,420)
Net sales	11,752	(800)	(65)	1,860	—	(14)	12,733
Cost of sales	(4,654)	325	59	(773)	(9)	14	(5,038)
Gross profit	7,098	(475)	(6)	1,087	(9)	—	7,695
Marketing	(1,841)	105	(9)	(417)	(1)	—	(2,163)
Other operating items	(1,763)	64	(16)	(43)	(28)	—	(1,786)
Operating profit before exceptional items	3,494	(306)	(31)	627	(38)	—	3,746
Exceptional operating items (c)	(1,357)						(15)
Operating profit	2,137						3,731
Non-operating items (c)	(23)						14
Net finance charges	(353)						(373)
Share of after tax results of associates and joint ventures	282						334
Profit before taxation	2,043						3,706
Taxation (e)	(589)						(907)
Profit for the year	1,454						2,799

(i)     For the definition of organic movement see page 140.
(ii)     In the year ended 30 June 2021, £14 million has been reclassified from cost of good sold to excise duties.

(a) Exchange
The impact of movements in exchange rates on reported figures for net sales and operating profit is principally in respect of the translation exchange impact of the strengthening of sterling against the US dollar, the Brazilian real, the Indian rupee and the Turkish lira, partially offset by the weakening of sterling against the euro.
The effect of movements in exchange rates and other movements on profit before exceptional items and taxation for the year ended 30 June 2021 is set out in the table below.

Gains/ (losses) £ million
Translation impact	(207)
Transaction impact	(99)
Operating profit before exceptional items	(306)
Net finance charges	12
Associates – translation impact	4
Profit before exceptional items and taxation	(290)

	Year ended 30 June 2021	Year ended 30 June 2020
Exchange rates
Translation £1 =	$1.35	$1.26
Transaction £1 =	$1.34	$1.35
Translation £1 =	€1.13	€1.14
Transaction £1 =	€1.14	€1.12

(b) Acquisitions and disposals
The acquisitions and disposals movement was primarily attributable to the acquisition of Aviation Gin LLC (‘Aviation Gin’) and Davos Brands LLC (‘Davos Brands’) in the year ended 30 June 2021 and to the impact of prior year's disposals.

See note 8 for further details.

Business review (continued)

(c) Exceptional items
Exceptional operating items in the year ended 30 June 2021 were £15 million loss before tax (2020 - £1,357 million).
In the year ended 30 June 2021, based on recent developments, an additional provision of TRY 156 million (£15 million) was recorded as an exceptional item in respect of ongoing litigation in Turkey, bringing the provision’s balance to TRY 272 million (£23 million) following a settlement of TRY 15 million (£1 million) during the year.
On 20 November 2020, the High Court of Justice of England and Wales issued a ruling that requires schemes to equalise pension benefits for men and women for the calculation of their guaranteed minimum pension liability (GMP) on historic transfers out, which resulted in an additional liability of £5 million. The corresponding expense was recognised as an exceptional operating item, consistent with the charge in relation to the initial GMP ruling in the year ended 30 June 2019.
An exceptional charge of $6 million (£5 million) was recognised as part of the 'Raising the Bar' programme, in addition to the commitment of $100 million (£81 million) announced in the year ended 30 June 2020. The additional charge represents the re-investment of corporate tax benefit in the fund in certain markets, where a corporate tax deduction is available.
In the year ended 30 June 2021, an inventory provision of £7 million was released (2020 - a charge of £30 million) in respect of inventories that had earlier been expected to be returned and destroyed as a consequence of the Covid-19 pandemic, resulting in an exceptional gain. Given the original charge was classified as an exceptional item in the year ended 30 June 2020, the change to the provision was also classified as exceptional.
In the year ended 30 June 2021, an additional gain of $4 million (£3 million) (2020 - £83 million) was recognised in exceptional operating items for excess receipts in respect of substitution drawback claims on prior year accruals.
In the year ended 30 June 2020, an impairment charge of £1,345 million was recognised in exceptional operating items, comprising of £655 million in respect of the India cash-generating unit containing the India goodwill, £116 million in respect of the USL popular brands category (Old Tavern brand £78 million and Bagpiper brand £38 million) and £1 million in respect of fixed assets in India; £434 million in respect of the Windsor Premier brand; £84 million in respect of the group's Nigerian tangible fixed assets; and £55 million in respect of the group's Ethiopian tangible fixed assets.
In line with the group’s accounting policy, given the unusual nature and magnitude of the below items, these were reported as exceptional operating items in the year ended 30 June 2020:
(i) Diageo launched the 'Raising the Bar' programme, including a commitment of $100 million (£81 million) over a period of up to two years from 1 July 2020, to support pubs and bars to recover following the Covid-19 pandemic. Diageo also provided other forms of support to help the communities and the industry which amounted to £8 million.
(ii) An exceptional charge of £30 million was recognised in respect of obsolete inventories that had been or were expected to be destroyed as a direct consequence of the Covid-19 pandemic. The amount comprised of a £23 million inventory provision and £7 million directly attributable to handling and destruction costs.
(iii) An estimated benefit of $105 million (£83 million) for substitution drawback claims that had been filed and were to be filed with the US Government in relation to prior years was recognised in exceptional operating items.
An assessment was issued by the Korea Tax Authority in the year ended 30 June 2020 that resulted in the reversal of the prior year's provision in the amount of £24 million. The corresponding income was recognised as an exceptional operating item, consistent with the charge in relation to the initial provision in the year ended 30 June 2019.
Non-operating items in the year ended 30 June 2021 were £14 million income before tax (2020 - £23 million loss).
In the year ended 30 June 2021, ZAR 209 million (£10 million) of deferred consideration was paid to Diageo in respect of the sale of United National Breweries, the full amount of which represented a non-operating gain (2020 - loss of £32 million).
Certain United Spirits Limited subsidiaries were sold in the year ended 30 June 2021. The sale of businesses resulted in an exceptional gain of £3 million.
In the year ended 30 June 2021, the group reversed $2 million (£1 million) (2020 - £2 million) from provisions in relation to the sale of a portfolio of 19 brands to Sazerac on 20 December 2018.
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

See page 140 for the definition of exceptional items.

Business review (continued)
(d) Fair value remeasurement
The adjustment to cost of sales reflects the elimination of fair value changes for biological assets in respect of growing agave plants of a £9 million gain for the year ended 30 June 2020. The adjustments to marketing and other operating expenses are the elimination of fair value changes to contingent consideration liabilities and earn out arrangements in respect of prior year acquisitions of £36 million loss for the year ended 30 June 2021 and £7 million loss for the year ended 30 June 2020.

(e) Taxation
The reported tax rate for the year ended 30 June 2021 was 24.5% compared with 28.8% for the year ended 30 June 2020.
On 24 May 2021, legislation was substantively enacted in the UK to increase the corporate tax rate to 25% with effect from 1 April 2023. As a result of the change, an exceptional tax charge of £46 million was recognised for the year ended 30 June 2021 in relation to the remeasurement of deferred tax assets and liabilities. In addition, there was a one-off charge of £48 million to other comprehensive income and equity, mainly in respect of the remeasurement of the deferred tax liabilities on the post employment assets.
On 15 December 2020, legislation was substantively enacted in the Netherlands to maintain the headline corporate tax rate at 25%, reversing a previously enacted reduction in the corporate tax rate to 21.7% in 2021. As a result of the change, an exceptional tax charge of £42 million was recognised for the year ended 31 June 2021 in relation to the remeasurement of deferred tax liabilities.
As disclosed in the 2020 Annual Report, Diageo launched the 'Raising the Bar' programme to support pubs and bars to welcome customers back and recover following the Covid-19 pandemic including a commitment of $100 million (£81 million) over a period of up to two years from 1 July 2020. Due to uncertainty about the precise nature of the spend, it could not be determined whether the amounts were deductible for tax purposes in future periods. As a result, no deferred tax asset was recognised in respect of the provision for the year ended 30 June 2020. In 2021, additional information regarding the nature of the spend was available and this has been re-assessed and a £5 million exceptional tax credit has been recognised, mainly in respect of amounts spent in the United States, United Kingdom and Ireland for the year ended 30 June 2021.
The reported tax charge for the year ended 30 June 2020 included an exceptional tax credit of £154 million mainly comprising exceptional tax credits on the impairment of the Windsor and USL brands of £105 million and £25 million, respectively, exceptional tax credits in respect of fixed assets impairments in Nigeria and Ethiopia of £25 million and £10 million, respectively, and a further £7 million exceptional tax credit in respect of obsolete inventories offset by a £20 million exceptional tax charge in respect of substitution drawback claims.
The tax rate before exceptional items for the year ended 30 June 2021 was 22.2% compared with 21.7% for the year ended 30 June 2020.
We expect the tax rate before exceptional items for the year ending 30 June 2022 to be in the range of 22%-24%.

(f) Dividend
The group aims to increase the dividend each year and the decision in respect of the dividend is made with reference to dividend cover as well as current performance trends including sales and profit after tax together with cash generation. Diageo targets dividend cover (the ratio of basic earnings per share before exceptional items to dividend per share) within the range of 1.8-2.2 times. For the year ended 30 June 2021 dividend cover is 1.6 times. The recommended final dividend for the year ended 30 June 2021, to be put to the shareholders for approval at the Annual General Meeting is 44.59 pence, an increase of 5% on the prior year final dividend. This brings the full year dividend to 72.55 pence per share, an increase of 4% on the prior year. We will keep future returns of capital, including dividends, under review through year ending 30 June 2022 to ensure we allocate Diageo’s capital in the best way to maximize value for the business and our stakeholders.
Subject to approval by shareholders, the final dividend will be paid to holders of ordinary shares and US ADRs on register as of 27 August 2021. The ex-dividend date both for the holders of the ordinary shares and for US ADR holders is 26 August 2021.The final dividend, once approved by shareholders, will be paid to shareholders on 7 October 2021 and payment to US ADR holders will be made on 13 October 2021. A dividend reinvestment plan is available to holders of ordinary shares in respect of the final dividend and the plan notice date is 16 September 2021.

Business review (continued)
(g) Return of Capital

On 25 July 2019, the Board approved a return of capital programme to return up to £4.5 billion to shareholders over the three-year period from 1 July 2019 to 30 June 2022, utilising the most appropriate mechanic of either share buybacks or special dividends depending on market conditions.
Under the first phase of the programme, which ended on 31 January 2020, the company returned £1.25 billion to shareholders via share buybacks. On 9 April 2020, due to uncertainties related to Covid-19 pandemic, Diageo announced that it had not initiated the next phase of the programme. On 12 May 2021, the Board approved recommencing the return of capital programme. Due to the impact of Covid-19, the original completion date for the programme has been extended by two years to 30 June 2024. The second phase of the programme of up to £1 billion to shareholders via share buybacks was also initiated on 12 May 2021 and it is expected to be completed by the end of the financial year ending 30 June 2022.
Between 12 May 2021 and 30 June 2021, the company purchased 3.2 million ordinary shares at a cost of £109 million (including £1 million of transaction costs). All shares purchased under the share buyback programmes were cancelled. A financial liability of £91 million was established at 30 June 2021 representing the 2.6 million shares that were expected to be purchased before 29 July 2021.

Business review (continued)
Movement in net borrowings and equity

Movement in net borrowings	2021 £ million	2020 £ million
Net borrowings at the beginning of the year	(13,246)	(11,277)
Free cash flow (a)	3,037	1,634
Acquisitions (b)	(488)	(130)
Sale of businesses and brands	14	11
Share buyback programme	(109)	(1,282)
Proceeds from issue of share capital	—	1
Net sale of own shares for share schemes (c)	49	54
Dividends paid to non-controlling interests	(77)	(111)
Net movements in bonds (d)	(216)	4,368
Purchase of shares of non-controlling interests (e)	(42)	(62)
Net movements in other borrowings (f)	(753)	(285)
Equity dividends paid	(1,646)	(1,646)
Net (decrease)/increase in cash and cash equivalents	(231)	2,552
Net decrease/(increase) in bonds and other borrowings	967	(4,089)
Exchange differences (g)	598	(95)
Other non-cash items (h)	(197)	(86)
Adoption of IFRS 16	—	(251)
Net borrowings at the end of the year	(12,109)	(13,246)

(a) See page 102 for the analysis of free cash flow.
(b) On 30 September 2020, Diageo completed the acquisition of Aviation Gin LLC and Davos Brands LLC to support Diageo's participation in the super premium gin segment for a total consideration of $337 million (£263 million) upfront in cash and contingent consideration of up to $275 million (£214 million) linked to performance targets. Diageo also completed a number of additional acquisitions in the year ended 30 June 2021 comprising: (i) on 26 February 2021, the acquisition of Chase Distillery Limited, to further support Diageo’s participation in the premium-plus gin segment in the United Kingdom; (ii) on 8 March 2021, the acquisition of Far West Spirits LLC, owner of the Lone River Ranch Water brand, to improve Diageo's participation in the ready to drink category in the United States; and (iii) on 14 April 2021, the acquisition of Sons of Liberty Spirits Company, to expand Diageo's spirits-based ready to drink portfolio with Loyal 9 Cocktails. The aggregate up-front cash consideration paid on completion of these three transactions in the year ended 30 June 2021 was £95 million. In addition, two of these transactions include provision for further contingent consideration of up to £86 million in aggregate, in each case linked to performance targets, and one of the transactions provides for a further £2 million of deferred consideration, of which £1 million has been paid by 30 June 2021.
In the year ended 30 June 2020, Diageo acquired the remaining share capital of Seedlip Limited and Anna Seed 83 Limited (the brand owner of Aecorn) which it did not already own, and completed a number of smaller acquisitions.
In both financial years acquisitions also include additional investments as part of the Distill Ventures programme, as well as deferred and contingent consideration paid in respect of previous acquisitions.
(c) Net sale of own shares comprised receipts from employees on the exercise of share options of £57 million (2020 - £56 million) less purchase of treasury shares for the future settlement of obligations under the employee share option schemes of £8 million (2020 - £2 million).
(d) In the year ended 30 June 2021, the group issued bonds of €700 million (£636 million - net of discount and fee) and £395 million (including £5 million discount and fee) and repaid bonds of $696 million (£551 million) and €775 million (£696 million).
In the year ended 30 June 2020, the group issued bonds of $4,100 million (£3,296 million), €1,750 million (£1,594 million) and £298 million (including £2 million discount and fee) and repaid bonds of $1,000 million (£820 million).
(e) In the year ended 30 June 2021, East African Breweries Limited (EABL), a subsidiary of Diageo, completed the purchase of 30% of the share capital of Serengeti Breweries Limited for $55 million (£42 million).
In the year ended 30 June 2020, Diageo acquired additional shares in United Spirits Limited for INR 5,495 million (£60 million) which took Diageo’s percentage of shares owned in United Spirits Limited from 54.78% to 55.94% (excluding 2.38% owned by the USL Benefit Trust). During the year ended 30 June 2020, EABL, a subsidiary of Diageo, completed the purchase of 4% of the share capital of Serengeti Breweries Limited for $3 million (£2 million).
(f) In the year ended 30 June 2021, the net movements in other borrowings principally arose from cash movement of foreign exchange swaps and forwards. In the year ended 30 June 2020, the net movements in other borrowings principally arose from foreign exchange swaps and forwards, partially offset by the cash movement on lease liabilities.

Business review (continued)
(g) The exchange differences arising on net borrowings of £598 million is primarily driven by favourable exchange movements on US dollar and euro denominated borrowings, partially offset by an unfavourable movement on cash and cash equivalents, foreign exchange swaps and forwards.
In the year ended 30 June 2020 the £95 million exchange on net borrowings was driven by unfavourable exchange movements on US dollar and euro denominated borrowings and cash and cash equivalents, partially offset by a favourable movement on foreign exchange swaps and forwards.
(h) In the year ended 30 June 2021, other non-cash items are principally in respect of fair value changes of cross currency interest rate swaps and interest rate swaps partially offset by the fair value changes of borrowings. In the year ended 30 June 2020, other non-cash items are principally in respect of leases of £206 million entered into in the year, partially offset by the fair value changes of cross currency interest rate swaps.

Movement in equity	2021 £ million	2020 £ million
Equity at the beginning of the year	8,440	10,156
Profit for the year	2,799	1,454
Exchange adjustments (a)	(836)	(282)
Remeasurement of post employment plans net of taxation	(27)	3
Purchase of shares of non-controlling interests (b)	(42)	(62)
Associates' transactions with non-controlling interests	(91)	—
Dividends to non-controlling interests	(72)	(117)
Equity dividends paid	(1,646)	(1,646)
Share buyback programme	(200)	(1,256)
Other reserve movements	106	190
Equity at the end of the year	8,431	8,440

(a) Exchange movement in the year ended 30 June 2021 primarily arose from exchange losses driven by the Indian rupee, the US dollar and the Turkish lira.
(b) In the year ended 30 June 2021, East African Breweries Limited completed the purchase of 30% of the share capital of Serengeti Breweries Limited for $55 million (£42 million).
In the year ended 30 June 2020, Diageo acquired additional shares in United Spirits Limited for INR 5,495 million (£60 million) and additional shares in Serengeti Breweries Limited for $3 million (£2 million).

Post employment plans
The net surplus of the group’s post employment benefit plans have increased by £82 million from £362 million at 30 June 2020 to £444 million at 30 June 2021. The increase in net surplus is attributable to the favourable discount rate change in the United Kingdom, due to the increase in returns from ‘AA’ rated corporate bonds used to calculate the discount rates on the liabilities of the post employment plans (from 1.5% to 1.9%) that was partially offset by the change in inflation rate assumptions in the United Kingdom and Ireland (UK from 2.1% to 2.5%; Ireland from 1.2% to 1.6%). Following the experience analysis carried out for the Diageo Pension Scheme in the United Kingdom, demographic assumptions have been updated, having a further adverse impact on the net surplus.
The operating profit charge before exceptional items increased by £40 million from £47 million for the year ended 30 June 2020 to £87 million for the year ended 30 June 2021. The operating profit charge for the year ended 30 June 2020 includes past service gain of £47 million in respect of the Guinness Ireland Group Pension Scheme (GIGPS), following communications to the deferred members in respect of changing their expectations of a full pension prior to reaching the age of 65 and to pensioners in respect of future pension increases, and curtailment gains of £12 million mainly in respect of the Diageo Pension Scheme and the GIGPS.
Total cash contributions by the group to all post employment plans in the year ending 30 June 2022 are estimated to be approximately £120 million.

Business review (continued)

North America

(i)    Flavoured malt beverages have been reclassified from ready to drink to beer from 1 July 2020. This reflects the nature of these products and how management reviews performance. Movements reported in the table above are on a like for like basis.

Key financials	2020 £ million	Exchange £ million	Acquisitions and disposals £ million	Organic movement £ million	Other(ii) £ million	2021 £ million	Reported movement %
Net sales	4,623	(353)	10	929	—	5,209	13
Marketing	727	(52)	12	248	1	936	29
Operating profit before exceptional items	2,034	(131)	(19)	352	1	2,237	10
Exceptional operating items(i)	54					—
Operating profit	2,088					2,237	7
(i)    For further details on exceptional operating items see pages 105 and 236-238.
(ii)    Fair value remeasurements. For further details see page 106.

North America remains the second largest beverage alcohol market worldwide1 and represents over one-third of our net sales.
With consumers at the heart of our business, our strategy is focussed on accelerating growth through smart investments in current and new brands, data-led insights and executional excellence in our route to market. We have evolved our portfolio to lean into premiumisation, and recruit and re-recruit consumers. This year, we added to our ready to drink portfolio, capitalised on the e-commerce channel opportunity and dialled up our purposefulness to make a positive impact in the communities where we live and work.
1. IWSR, calendar year 2020

Our markets
Headquartered in New York, Diageo North America is comprised of US Spirits, Diageo Beer Company USA (DBC USA) and Diageo Canada, headquartered in Toronto.

Supply operations
With nine domestic production facilities across the United States, Canada and the US Virgin Islands, Diageo North America’s supply function is one of the largest producers of beverage alcohol on the continent. We have made major investments in innovation and sustainability driving efficiency and best in class operations. To support the growth in our ready to drink portfolio, the manufacturing footprint is being expanded with the creation of a new RTD facility in Plainfield with capacity to produce over 25 million cases. The facility is due to be completed in summer 2021.

Route to consumer
The route to consumer in the United States is through the three-tier system across our spirits and beer/RTD portfolio. We have consolidated our US Spirits business into single distributors or brokers in 42 states and the District of Columbia, representing more than 80% of our spirits volume. US Spirits is responsible for the sale of our portfolio of spirits and spirits-based RTD products and manages sales through two divisions focussed on Open (distribution through private distributors) and Control (distribution through governmental entities) States. DBC USA sells and markets brands including Guinness and Smirnoff Ice in over 400 beer distributors across the US. Diageo Canada distributes our portfolio of spirits, RTD and beer brands across all Canadian provinces, which operate within a highly regulated federal and provincial system. Diageo Canada manages all sales operations with the provincial liquor control boards and national chain account customers directly, utilising brokers to support execution at the point of sale. Our strategy in North America is to be consumer-first, occasion-oriented, and focussed on developing competitive differentiation in both our brand

Business review (continued)
propositions and our route to consumer. This includes building key capabilities around commercial execution, Revenue Growth Management, e-commerce and robust performance management all of which is underpinned by data and analytics.

'Society 2030: Spirit of Progress'
We are committed to supporting underrepresented communities, particularly in the areas of education and hospitality. This year, as part of the $20 million Diageo Community Fund, we funded permanent endowments at 25 Historically Black Colleges and Universities across the United States. We were also a founding contributor of the ‘Raising the New York State Bar’ Restaurant Recovery Fund to help businesses adjust to Covid-19 requirements, and we financially supported recovery efforts by Chicago neighbourhoods to create more public spaces. Our brands, including Bulleit, Don Julio and Guinness, also led various initiatives to help the hospitality industry and those whose livelihoods were directly affected by the pandemic. Promoting positive drinking is a priority for the company and we recently relaunched DRINKiQ site with DRINKiQ site with new content, design and interactive tools to redefine and improve the way we talk to people about drinking. Additionally, our brands – led by Crown Royal and its sports partnerships – reached 151 million consumers through responsible drinking campaigns. As part of our ongoing sustainability efforts, we have analysed water flows and consumption at some of our sites, identifying significant opportunities for saving water across our operations. Our net zero carbon whiskey distillery at Lebanon, Kentucky will be powered by 100% renewable electricity; is designed for highly-efficient water usage; and will be operational later this year. Increasing recycled content in our packaging is another key priority and this year we doubled the recycled materials in our plastic bottles (rPET) as we further our efforts supporting progress towards our target of 40% recycled content by 2025.

Performance 2021

Sales and net sales
Sales increased by £581 million, or 11%, to £5,803 million in the year ended 30 June 2021 from £5,222 million in the year ended 30 June 2020. Excise duties were £594 million in the year ended 30 June 2021 and £599 million in the year ended 30 June 2020, a decrease of £5 million.
Net sales (sales less excise duties) were £5,209 million in the year ended 30 June 2021 an increase of £586 million, or 13%, compared to net sales of £4,623 million in the year ended 30 June 2020. Net sales were favourably impacted by organic growth of £929 million (see further performance analysis below) and by the impact of acquired businesses of £28 million. This increase was partially offset by exchange rate movements of £353 million primarily due to the weakening of the US dollar against sterling and a decrease in net sales of £18 million generated by disposed businesses.

Operating profit
Operating profit was £2,237 million in the year ended 30 June 2021 an increase of £149 million compared to operating profit of £2,088 million in the year ended 30 June 2020. Operating profit increased by £352 million organic growth, by lapping of exceptional losses of £29 million due to Covid-19 pandemic related implications (£16 million 'Raising the Bar' provision, £9 million stock write-off and £4 million donation) and a £1 million charge in respect of a fair value reassessment of contingent consideration liabilities and earn out arrangements in respect of prior year acquisitions. This increase was partially offset by £131 million as a result of exchange rate movements primarily due to the weakening of the US dollar (£91 million translation and £40 million transactional exchange impact), by lapping of exceptional gain of £83 million with regards to substitution drawback on excise duties, by a £18 million impact from acquisitions and by a decrease in operating profit of £1 million generated by disposed businesses.

Performance 2020

Sales and net sales
Sales increased by £148 million, or 3%, to £5,222 million in the year ended 30 June 2020 from £5,074 million in the year ended 30 June 2019. Excise duties were £599 million in the year ended 30 June 2020 and £614 million in the year ended 30 June 2019, a decrease of £15 million.
Net sales (sales less excise duties) were £4,623 million in the year ended 30 June 2020 an increase of £163 million, or 4%, compared to net sales of £4,460 million in the year ended 30 June 2019. Net sales were favourably impacted by organic growth of £105 million, by exchange rate movements of £101 million primarily due to the strengthening of the US dollar against sterling and by the impact of acquired businesses of £4 million. This increase was partially offset by a decrease in net sales of £47 million generated by disposed businesses.

Operating profit
Operating profit was £2,088 million in the year ended 30 June 2020 an increase of £140 million compared to operating profit of £1,948 million in the year ended 30 June 2019. Operating profit increased by exceptional gain of £83 million with regards to substitution drawback on excise duties, by £80 million organic growth, by £44 million as a result of exchange rate movements primarily due to the strengthening of the US dollar (£83 million translation less £39 million transactional exchange impact) and by a £12 million impact from acquisitions (lapping the £15 million Casamigos provision reassessment impact from prior year, less the

Business review (continued)
£3 million operational loss generated by acquired businesses). This increase was partially offset by a decrease in operating profit of £40 million generated by disposed businesses, by exceptional losses of £29 million due to Covid-19 pandemic related implications (£16 million “Raising the Bar” provision, £9 million stock write-off and £4 million donation), and a £10 million charge in respect of a fair value reassessment of contingent consideration liabilities in respect of prior year acquisitions.

Further performance analysis
Unless otherwise stated percentage movements refer to organic movements in the following analysis.

Regional performance
•Net sales growth of 20%, following slower growth of 2% in fiscal 20, driven primarily by US Spirits.
•Strong growth primarily reflects resilient consumer demand, spirits category continuing to take share of total beverage alcohol and the replenishment of stock levels by distributors and retailers.
•Spirits growth of 21% reflects particularly strong performance in tequila and broad-based growth across all other spirits categories supported by consumer led marketing and innovation.
•Beer growth of 10% primarily driven by flavoured malt beverages.
•Organic operating margin decreased 124bps, primarily reflecting increased investment in marketing, adverse category mix and inflationary impact of agave.

Markets:	Organic volume movement %	Reported volume movement %	Organic net sales movement %	Reported net sales movement %
North America(iii)	11	10	20	13

US Spirits	13	14	24	16
DBC USA	10	10	12	5
Canada	3	3	4	1

Spirits	11	10	21	13
Beer(v)	8	8	10	3
Ready to drink(v)	55	48	101	89
Global giants, local stars and reserve(i):		Organic volume movement(ii) %	Organic net sales movement %	Reported net sales movement %
Crown Royal		10	12	5
Smirnoff		4	4	(2)
Johnnie Walker		8	15	8
Captain Morgan		6	5	(1)
Don Julio		72	68	57
Ketel One(iv)		9	1	(6)
Guinness		—	2	(4)
Baileys		16	28	21
Bulleit		8	9	2
Cîroc vodka		25	26	18
Casamigos		115	125	110
Tanqueray		5	5	(1)
(i)    Spirits brands excluding ready to drink and non-alcoholic variants.
(ii)    Organic equals reported volume movement.
(iii)    Reported volume and net sales growth include impacts from the disposal of a portfolio of 19 brands to Sazerac in a prior period and the acquisition of Aviation Gin LLC (‘Aviation American Gin’), Davos Brands LLC (‘Davos Brands’), Far West Spirits LLC (‘Lone River’) and Loyal 9 Cocktails in the year ended 30 June 2021.
(iv)    Ketel One includes Ketel One vodka and Ketel One Botanical.
(v)    Flavoured malt beverages have been reclassified from ready to drink to beer from 1 July 2020. This reflects the nature of these products and how management reviews performance. Movements reported in the table above are on a like for like basis.

Business review (continued)
Market highlights

US Spirits
Strong growth in tequila and broad based growth across all other categories
Net sales increased 24%, reflecting resilient consumer demand, spirits category continuing to take share of total beverage alcohol and lapping a softer fiscal 20. Shipments were ahead of depletions by approximately 5 percentage points, due to the replenishment of stock levels by distributors, following a reduction by distributors of inventories in fiscal 20.
The tequila category benefitted from strong growth with its broad occasion appeal. Net sales increased 87% with Don Julio growing 69% and Casamigos growing 126% with both gaining spirits market and tequila category share. The acceleration of growth in our tequila portfolio reflects some benefit of price increases on Casamigos. This strong performance was delivered despite constraints on the supply of certain aged variants of our brands.
Crown Royal net sales increased 13% largely driven by continued momentum in Crown Royal Peach, Crown Royal Regal Apple and Crown Royal Vanilla. Crown Royal gained category share but growth was impacted by constraints in the supply of aged liquid.
Scotch grew 18%. Johnnie Walker net sales grew 19% benefitting from premiumisation trends with strong growth in Johnnie Walker super deluxe variants as well as Johnnie Walker Black Label. Buchanan’s net sales increased 40% driven by commercial interventions in key states and a more effective media plan to recruit target consumers. Scotch malts declined 13%, lapping successful Game of Thrones innovations.
Vodka net sales grew 8%. Cîroc net sales increased 27% driven by strong growth in the core variant as well as key flavour variants resulting from refreshed activations to re-engage consumers. Smirnoff sales increased 5% as growth in new flavour variants including Smirnoff Pink Lemonade more than offset the decline in Smirnoff No.21 Red. Ketel One net sales increased 2% largely driven by Ketel One Botanical. Captain Morgan net sales grew 7%, largely driven by growth in Captain Morgan Spiced and the launch of Captain Morgan Sliced Apple.
Bulleit net sales increased 10% with upweighted marketing investment driving strong performance in the off-trade channel.
Baileys net sales grew 31% driven by strong volume growth, price increases on Baileys Original and the successful launches of Baileys Deliciously Light, Baileys Apple Pie limited time offer and Baileys Colada limited time offer.
Spirit based ready to drink innovations delivered a strong contribution driven primarily by the launch of Crown Royal Cocktails and Ketel One Botanical Vodka Spritz.

Diageo Beer Company USA
Continued growth of flavoured malt beverages
Net sales grew 12%. Flavoured malt beverages net sales increased 17%. Beer net sales, excluding flavoured malt beverages, increased 5% as off-trade beer sales growth more than offset lower keg sales from the on-trade slow down due to Covid-19.

Canada
Growing despite strong prior year performance
Net sales grew 4%, lapping a strong fiscal 20, with growth mainly in Baileys and ready to drink. This more than offset the decline in beer due to its higher on-trade exposure.

Marketing
Focussed investment in growth drivers
Marketing grew 34%, ahead of net sales, driven by investment across our brands behind opportunities in the off-trade and e-commerce channels, informed by our marketing analytics tools.

Business review (continued)
Europe and Turkey

(i)    Flavoured malt beverages have been reclassified from ready to drink to beer from 1 July 2020. This reflects the nature of these products and how management reviews performance. Movements reported in the table above are on a like for like basis.

Key financials	2020 £ million	Exchange £ million	Acquisitions and disposals £ million	Organic movement£ million	Other(i) £ million	2021 £ million	Reported movement %
Net sales	2,567	(85)	(32)	108	—	2,558	—
Marketing	428	(9)	(2)	56	—	473	11
Operating profit before exceptional items	757	(49)	(12)	(38)	(23)	635	(16)
Exceptional operating items(ii)	(62)					(15)
Operating profit	695					620	(11)
(i)    Fair value remeasurements. For further details see page 106.
(ii)    For further details on exceptional operating items see pages 105 and 236-238.

Across our Europe business we have brought our consumer marketing programmes closer to our consumers and customers as we have embedded our new operating model in F21. We continue to optimise our route to market and execute our strategy of growth through international premium spirits and beer through premiumisation.

Our markets

Fiscal 21 saw the new six market operating model come into operation across Europe. It now comprises of GB, Ireland, Northern Europe, Eastern Europe, Southern Europe and Turkey. All of these markets now operate with end-to-end accountability.

Supply operations
A number of Diageo’s International Supply Chain and Procurement operations are located in Europe including production sites in the United Kingdom, Ireland and Italy. The group owns 30 distilleries in Scotland, a Dublin based brewery, distillery, and maturation and packaging facilities in Scotland, England, Ireland and Italy. The team leads all supply chain activities for Europe and manufactures whisky, vodka, gin, rum, beer, cream liqueurs, and other spirit-based drinks which are distributed in over 180 countries.
The company is currently investing £185 million in Scotch whisky and tourism in Scotland to create a major new Johnnie Walker global brand attraction in Edinburgh (Johnnie Walker Princes Street), to transform its distillery visitor experiences and to bring the iconic lost distilleries of Brora and Port Ellen back into production. The distillery visitor investment will focus on the ‘Four Corners distilleries’, Glenkinchie, Caol Ila, Clynelish and Cardhu, celebrating the important role these single malts play in the flavours of Johnnie Walker. Construction of Johnnie Walker Princes Street in Edinburgh will be completed later this year and we have already opened the new visitor experiences at Glenkinchie, Clynelish and Cardhu to the public. The revived Brora Distillery also began production in May 2021.

Business review (continued)
Route to consumer
In Great Britain we sell and market our products through Diageo GB (spirits, beer and ready to drink) and Justerini & Brooks Fine Wines (wines private clients and spirits). Products are distributed through independent wholesalers, directly to retailers and directly to consumers through thebar.com. In the on-trade, products are sold through major brewers, multiple retail groups and smaller regional independent brewers and wholesalers. In the Republic of Ireland and Northern Ireland, Diageo sells and distributes directly to the on-trade and the off-trade as well as wholesalers. In France our products are sold through a joint venture arrangement with Moët Hennessy. In Northern, Eastern and Southern Europe, we distribute our spirits brands primarily through our own in market companies (IMC), except in Europe Partner Markets where we typically use distributors.
In Turkey, we sell our products via the distribution network of Mey İçki, our wholly owned subsidiary. Mey İçki distributes both local brands (raki, other spirits and wine) and Diageo’s global spirits brands.

'Society 2030: Spirit of Progress'
Promoting positive drinking, with a focus on moderation, remains a key priority. This year we launched an updated version of our DRINKiQ platform in key markets, including Great Britain, Ireland, Spain, Belgium, and Germany. We reached more than 79 million consumers with responsible drinking messages through our brands. We also launched a new drink driving e-learning module.
Our Learning for Life hospitality skills programme reached over 2,700 people in Great Britain, Italy, Spain, Ireland, Portugal, the Netherlands, Belgium, Germany and Greece.
Three of our distilleries in Scotland achieved carbon neutrality in their operations this year. Our Oban, Royal Lochnagar and Brora distilleries in Scotland use renewable liquid biofuel or renewable locally-sourced woodchip biomass – saving approximately 3,500 tonnes of carbon emissions per year.

Performance 2021

Sales and net sales
Sales increased by £98 million, or 2%, to £4,795 million in the year ended 30 June 2021 from £4,697 million in the year ended 30 June 2020. Excise duties were £2,237 million in the year ended 30 June 2021 and £2,130 million in the year ended 30 June 2020, an increase of £107 million.
Net sales (sales less excise duties) were £2,558 million for the year ended 30 June 2021 a decrease of £9 million, or 0.4%, compared to net sales of £2,567 million in the year ended 30 June 2020. Net sales were negatively impacted by unfavourable exchange rate movements of £85 million primarily due to the weakening of the Turkish lira and the Russian rouble against sterling and the impact of disposed businesses of £34 million. This decrease was partially offset by organic growth of £108 million (see further performance analysis below), and the impact of acquired businesses of £2 million.

Operating profit
Operating profit was £620 million in the year ended 30 June 2021 a decrease of £75 million compared to operating profit of £695 million in the year ended 30 June 2020. Operating profit decreased by unfavourable exchange rate movements of £49 million primarily due to the weakening of the Turkish lira and the Russian rouble against sterling (£32 million translational and £17 million transactional exchange loss impact), by organic decline of £38 million, by a £23 million charge in respect of a fair value reassessment of contingent consideration liabilities and earn out arrangements in respect of prior year acquisitions, by exceptional losses of £15 million (£15 million of ongoing litigation in Turkey, £5 million guaranteed minimum pension equalization and £2 million “Raising the Bar” provision partially offset by £7 million stock write-off reversal), by lapping £9 million of operating profit generated by disposed businesses and by a £3 million operational loss generated by acquired businesses. This decrease was partially offset by lapping exceptional losses of £62 million due to Covid-19 pandemic related implications (£41 million “Raising the Bar” provision, £17 million stock write-off and £4 million donation).

Performance 2020

Sales and net sales
Sales decreased by £435 million, or 8%, to £4,697 million in the year ended 30 June 2020 from £5,132 million in the year ended 30 June 2019. Excise duties were £2,130 million in the year ended 30 June 2020 and £2,193 million in the year ended 30 June 2019, a decrease of £63 million.
Net sales (sales less excise duties) were £2,567 million for the year ended 30 June 2020 a decrease of £372 million, or 13%, compared to net sales of £2,939 million in the year ended 30 June 2019. Net sales were negatively impacted by organic decrease of £358 million, and unfavorable exchange rate movements of £23 million primarily due to the weakening of the euro and the Turkish lira against sterling. This decrease was partially offset by the impact of acquired and disposed businesses of £9 million.

Business review (continued)
Operating profit
Operating profit was £695 million in the year ended 30 June 2020 a decrease of £301 million compared to operating profit of £996 million in the year ended 30 June 2019. Operating profit decreased by £243 million organic decline, by exceptional losses of £62 million due to Covid-19 pandemic related implications (£41 million “Raising the Bar” provision, £17 million stock write-off and £4 million donation), by unfavourable exchange rate movements of £7 million primarily due to the weakening of the Turkish lira against sterling (£17 million translational exchange loss impact partially offset by £10 million transactional exchange gain impact), by a £5 million operational loss generated by acquired businesses, by a £4 million charge in respect of a fair value reassessment of contingent consideration liabilities in respect of prior year acquisitions. This decrease was partially offset by lapping exceptional charge of £18 million in respect of penalties on the settlement of the French tax audit and by £2 million of operating profit generated by disposed businesses.

Further performance analysis
Unless otherwise stated percentage movements refer to organic movements in the following analysis.

Regional Performance
•Net sales increased 4%, following a significant decline in fiscal 20, primarily reflecting strong consumer demand in the off-trade channel and market share gains. The on-trade remained impacted.
•Growth was primarily driven by Northern Europe, Turkey and Great Britain.
•Southern Europe experienced slower growth, and Ireland declined significantly, due to the higher exposure to the on-trade in those markets.
•Spirits net sales grew 11%, with broad-based growth across scotch, Baileys, rum, gin and raki.
•Beer net sales declined 21%, driven by Guinness in Ireland and Great Britain, as a result of higher exposure to the on-trade.
•Travel Retail Europe declined 56%, reflecting the continued restrictions on international travel.
•Operating margin declined 265bps due to the adverse mix impact from on-trade closures and growth in marketing investment ahead of net sales.

Markets:	Organic volume movement %	Reported volume movement %	Organic net sales movement %	Reported net sales movement %
Europe and Turkey(iv)	7	6	4	—

Great Britain	13	12	7	7
Northern Europe	17	17	22	23
Southern Europe	1	2	1	3
Eastern Europe	13	12	6	(4)
Ireland	(8)	(17)	(23)	(30)
Turkey	17	17	28	(3)

Spirits	10	9	11	7
Beer(iii)	(12)	(18)	(21)	(25)
Ready to drink(iii)	13	13	14	13
Global giants and local stars(i):		Organic volume movement(ii) %	Organic net sales movement %	Reported net sales movement %
Guinness		(11)	(19)	(19)
Johnnie Walker		12	10	4
Baileys		17	19	19
Smirnoff		(4)	(2)	(3)
Captain Morgan		18	17	16
Yenì Raki		2	(3)	(24)
Tanqueray		14	18	18
JεB		—	(1)	(3)
(i)    Spirits brands excluding ready to drink and non-alcoholic variants.
(ii)    Organic equals reported volume movement.
(iii) Flavoured malt beverages have been reclassified from ready to drink to beer from 1 July 2020. This reflects the nature of these products and how management reviews performance. Movements reported in the table above are on a like for like basis.
(iv) From 1 July 2020, Europe and Turkey are managed as six individual markets: Great Britain, Ireland, Northern Europe, Southern Europe, Eastern Europe and Turkey, each with end-to-end accountability. This reflects how management reviews performance.

Business review (continued)
Market highlights

Great Britain
Strong off-trade growth
Net sales increased 7% primarily driven by strong consumer demand in the off-trade. The e-commerce channel experienced strong growth as consumption shifted to the at-home occasion. Spirits growth of 16% was driven by scotch, Baileys, vodka and gin, supported by innovation, including Gordon’s Sicilian Lemon and Captain Morgan Tiki. Beer declined 16% due to the significant impact of lost sales in the on-trade being only partially offset by strong growth in the off-trade channel.

Northern Europe
Strong off-trade growth
Net sales increased 22%, reflecting strong off-trade growth primarily driven by scotch and Baileys. Baileys grew 30%, benefiting from innovation, including Baileys Salted Caramel. Scotch sales grew 24% driven by Johnnie Walker and scotch malts.

Southern Europe
Slower growth due to higher on-trade exposure
Net sales increased 1%. The slower pace of recovery reflects the continued impact of on-trade restrictions and reduced tourism. Growth was mainly driven by rum, partially offset by a decline in vodka.

Eastern Europe(i)
Growth mainly driven by Russia
Net sales increased 6%, mainly driven by strong growth in Russia, partially offset by decreased sales in Lebanon as a result of on-trade restrictions and political instability.

Ireland
Severe on-trade restrictions drove net sales decline
Net sales declined 23%, primarily due to a decline in Guinness net sales of 32% as a result of continued on-trade restrictions. Spirits grew 14% driven by strong off-trade growth, particularly in Baileys and Gordon's.
Turkey
Strong scotch and raki performance
Net sales increased 28%, driven partially by inflation and excise-led price increases. Scotch sales grew 94% driven by strong off-trade momentum, particularly in Johnnie Walker. Raki grew 10%, driven by our more premium variant Tekirdağ Raki, partially offset by decreased sales of Yenì Raki, reflecting increased category premiumisation.

Travel Retail Europe
Significant impact from international travel restrictions
Net sales declined 56%.

Marketing
Increased investment behind growth drivers
Investment increased 13%, ahead of net sales, driven by upweighted media spend and strong activation in the off-trade and e-commerce channels.

(i)    The Diageo Eastern Europe market includes the Middle East and North Africa (MENA).

Business review (continued)
Africa

(i)    Flavoured malt beverages have been reclassified from ready to drink to beer from 1 July 2020. This reflects the nature of these products and how management reviews performance. Movements reported in the table above are on a like for like basis.

Key financials	2020 £ million	Exchange £ million	Acquisitions and disposals £ million	Organic movement£ million	2021 £ million	Reported movement %
Net sales	1,346	(150)	(42)	258	1,412	5
Marketing	160	(13)	(1)	22	168	5
Operating profit before exceptional items	101	(43)	—	113	171	69
Exceptional operating items(i)	(145)				—
Operating profit	(44)				171	489
(i) For further details on exceptional operating items see pages 105 and 236-238.

In Africa our strategy is to grow through selective participation in beer, near beer and spirits, leveraging the broad range of the Diageo Portfolio. Guinness, Malta Guinness and several local brands including Tusker and Serengeti lead our brewing portfolio while Johnnie Walker and Smirnoff are at the heart of our international premium spirits offerings. Locally we produce a range of mainstream spirits at the mid-level price range and tailored to local tastes and flavours. Our operating model builds resilience into our African businesses and we drive smart investments through local manufacturing, innovation and partnerships to unlock growth. Local sourcing is very important to our strategy, currently at 80%, directly supporting our commercial operations whilst bringing wider economic benefits to local communities, agricultural development and farmers.

Our markets
The region comprises East Africa (Kenya, Tanzania and Uganda), Africa Regional Markets (including Ghana, Cameroon, Ethiopia, Indian Ocean and Angola), Nigeria and South Africa.

Supply operations
We have 13 breweries in Africa and ten facilities which provide blending, malting and bottling services. In addition, our beer and mainstream spirits brands are produced under licence by third parties in 14 African countries and we distribute beer and spirits through several third party relationships across the region.

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

'Society 2030: Spirit of Progress'
We continue to focus on campaigns and programmes to promote positive drinking, and have seen notable successes this year despite the disruption caused by Covid-19. For example, SMASHED reached nearly 69,932 people across the region.
At the same time, we continued to work with the many smallholders and farmers across Africa who supply us with raw materials, and to make significant investments in our breweries, where we are developing solar and biomass energy projects and water treatment plants.

Business review (continued)
Our partnership with the NGO WaterAid continues to bring clean water, sanitation and hygiene (WASH) programmes to communities across Africa. These WASH projects were especially important this year as hand washing plays a key preventative role in addressing Covid-19 and we more than doubled our target for reaching beneficiaries. By the end of the year we had reached 54,691 people through initiatives such as our Budada project in Eastern Uganda, which involved the construction of a water reservoir and pump house and the laying of over three kilometres of pipelines to supply three standpipes which provide precious clean water to the community.
This year water efficiency improved by 15% across the region, realising the benefits from our investments in water recovery and reuse in Uganda and Kenya. While the implementation of biomass installations in East Africa was delayed due to Covid-19 , the programme is now well advanced. Commissioning of the new facilities will start later this year as we switch from fossil to renewable fuels to power our breweries in the region. At our facility in Kisumu, Kenya, 8% of the site’s electricity consumption is now generated from onsite solar panels. On our journey, to net zero carbon emissions by 2030, we intend to increase our solar capacity at Kisumu and extend this proven pilot project across Africa.

Performance 2021

Sales and net sales
Sales increased by £109 million, or 6%, to £2,020 million in the year ended 30 June 2021 from £1,911 million in the year ended 30 June 2020. Excise duties were £608 million in the year ended 30 June 2021 and £565 million in the year ended 30 June 2020, an increase of £43 million.
Net sales (sales less excise duties) were £1,412 million in the year ended 30 June 2021, an increase of £66 million, or 5%, compared to net sales of £1,346 million in the year ended 30 June 2020. Net sales were favourably impacted by organic growth of £258 million (see further performance analysis below). This increase was partially offset by exchange rate movements of £150 million primarily due to the weakening of the Kenyan shilling, the Nigerian naira, the Ghanaian cedi and the South African rand against sterling and by a reduction of £42 million of net sales generated by disposed businesses.

Operating profit
Operating profit was £171 million in the year ended 30 June 2021 an increase of £215 million compared to operating loss of £44 million in the year ended 30 June 2020. Operating profit increased by lapping exceptional charge of £139 million in respect of Nigeria and Ethiopia fixed asset impairment, by £113 million organic growth and by lapping exceptional losses of £6 million due to Covid-19 pandemic related implications (£4 million “Raising the Bar” provision and £2 million stock write-off). This increase was partially offset by £43 million primarily as a result of exchange rate movements due to the weakening of the Kenyan shilling, the Nigerian naira, the Ghanaian cedi and the South African rand (unfavourable £24 million translational and £19 million transactional exchange impact).

Performance 2020

Sales and net sales
Sales decreased by £324 million, or 14%, to £1,911 million in the year ended 30 June 2020 from £2,235 million in the year ended 30 June 2019. Excise duties were £565 million in the year ended 30 June 2020 and £638 million in the year ended 30 June 2019, a decrease of £73 million.
Net sales (sales less excise duties) were £1,346 million in the year ended 30 June 2020, a decrease of £251 million, or 16%, compared to net sales of £1,597 million in the year ended 30 June 2019. Net sales were unfavourably impacted by organic decline of £200 million, by a reduction of £41 million of net sales generated by disposed businesses, and by exchange rate movements of £10 million primarily due to the weakening of the Ghanaian cedi and the South African rand against sterling.

Operating profit
Operating loss was £44 million in the year ended 30 June 2020 a decrease of £319 million compared to operating profit of £275 million in the year ended 30 June 2019. Operating profit decreased by £150 million organic decline, by an exceptional charge of £139 million in respect of Nigeria and Ethiopia fixed asset impairment, by £21 million as a result of exchange rate movements primarily due to the weakening of the Nigerian naira, the Ghanaian cedi and the South African rand (unfavourable £17 million transactional and £4 million translational exchange impact), by exceptional losses of £6 million due to Covid-19 pandemic related implications (£4 million “Raising the Bar” provision and £2 million stock write-off), and a decrease in operating profit of £3 million generated by disposed businesses.

Further performance analysis
Unless otherwise stated percentage movements refer to organic movements in the following analysis.

Business review (continued)
Regional Performance
•Net sales grew 20%, following a decline in fiscal 20, driven by Nigeria, East Africa and Africa Regional Markets.
•Strong performance reflects resilience in consumer demand in the off-trade and partial recovery of the on-trade, despite ongoing Covid-19 restrictions.
•Slower growth in South Africa, due to trade restrictions and periodic bans on alcohol sales.
•Beer net sales grew 19% primarily driven by Guinness and Malta Guinness.
•Spirits net sales grew 21% mainly driven by growth in mainstream spirits.
•Operating margin improved 586bps, lapping a significant decline in fiscal 20. Margin improvement was driven by net sales recovery, positive price/mix and productivity initiatives, partially offset by market mix.

Markets:	Organic volume movement %	Reported volume movement %	Organic net sales movement %	Reported net sales movement %
Africa(iii)	18	10	20	5

East Africa	13	13	13	2
Africa Regional Markets(iii)	12	(12)	15	(2)
Nigeria	39	39	57	35
South Africa(iii)	13	8	11	(7)

Spirits	20	20	21	10
Beer(iv)	15	15	19	7
Ready to drink(iii) (iv)	30	7	31	(2)
Global giants and local stars(i):		Organic volume movement(ii) %	Organic net sales movement %	Reported net sales movement %
Guinness		30	32	22
Johnnie Walker		(5)	4	(2)
Smirnoff		28	20	9

Other beer:
Malta Guinness		38	35	19
Senator		2	4	(7)
Tusker		8	4	(6)
Serengeti		6	7	(1)

(i) Spirits brands excluding ready to drink and non-alcoholic variants.
(ii) Organic equals reported volume movement.
(iii) Africa, Africa Regional Markets, South Africa and ready to drink reported volume movement impacted by disposals. For further details see page 147.
(iv) Flavoured malt beverages have been reclassified from ready to drink to beer from 1 July 2020. This reflects the nature of these products and how management reviews performance. Movements reported in the table above are on a like for like basis.

Market highlights

East Africa
Growth across all markets
Net sales grew 13%, lapping a 10% decline in fiscal 20. Kenya grew 11%, with strong spirits growth, particularly in mainstream gin, and slower beer growth due to on-trade restrictions. Uganda grew 24% driven primarily by strong beer growth, benefiting from production capacity expansion. Tanzania net sales grew 10%, building on growth in fiscal 20.

Africa Regional Markets
Growth driven by strong Guinness performance
Net sales grew 15%, following a decline in fiscal 20 with good growth in Ghana and Cameroon, partially offset by continued decline in Ethiopia. Guinness grew 28%, benefiting from focussed strategic marketing investment and improved supply capacity.

Business review (continued)
Nigeria
Strong broad based recovery
Net sales grew 57%, partially benefiting from lapping a soft comparative. Strong growth in beer, mainstream spirits and international premium spirits reflects momentum in the off-trade and improved route to consumer across the business. Growth in beer was primarily driven by Guinness and Malta Guinness which also benefitted from partial recovery of the on-trade and innovation.
South Africa
Market impacted by Covid-19 related restrictions
Net sales grew 11%, following a disrupted fiscal 20, despite on- and off-trade closures and periodic bans on sales and distribution of alcohol. Growth was primarily driven by scotch, followed by vodka and gin.
Marketing
Focussed investment in off-trade and new channels
Marketing spend grew 14%, behind net sales growth. Investment in the on-trade was selectively scaled back and spending was focussed on the off-trade, e-commerce and new route to consumer programmes.

Business review (continued)
Latin America and Caribbean

(i)    Flavoured malt beverages have been reclassified from ready to drink to beer from 1 July 2020. This reflects the nature of these products and how management reviews performance. Movements reported in the table above are on a like for like basis.

Key financials	2020 £ million	Exchange£ million	Acquisitions and disposals £ million	Organic movement£ million	Other(i) £ million	2021 £ million	Reported movement %
Net sales	908	(137)	—	275	—	1,046	15
Marketing	155	(22)	—	28	—	161	4
Operating profit before exceptional items	248	(82)	—	153	(16)	303	22
Exceptional operating items(ii)	(6)					—
Operating profit	242					303	25
(i)    Fair value remeasurements. For further details see page 106.
(ii)    For further details on exceptional operating items see pages 105 and 236-238.

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

'Society 2030: Spirit of Progress'
As in other regions, we supported efforts to combat Covid-19 through donations. For example, in September 2020 we donated 8,000 480ml bottles of 70% liquid alcohol to the Brazilian Red Cross who distributed them to the vulnerable. The Diageo Institute also supported an initiative where women prisoners manufactured protective masks for use in the prison system – an extension of the

Business review (continued)
Tecendo o Futuro (Weaving the Future) programme, which promotes the employment and re-socialisation of inmates at the Auri Moura Costa Female Criminal Institute in Aquiraz, Brazil. We also became a signatory to the UN’s Women Empowerment Principles.
Our SMASHED programme educated over 38,000 people on the dangers of underage drinking. In 2021 we launched new versions of DRINKiQ in Brazil, Colombia, Uruguay, Peru and Mexico. Brands including Johnnie Walker, Smirnoff and Tanqueray launched social media campaigns which emphasised messages of responsible drinking, reaching 132 million people across the region.
Our ‘Raising The Bar’ and #BarResponsável Manifest programmes supported people in the hospitality industries in Mexico and Brazil in the face of the challenges brought by the Covid-19 pandemic. So far over 1,000 outlets have registered in our programme. Our Learning for Life skills programme moved some elements online in response to the pandemic, and reached over 2,500 people, including 129 in the Dominican Republic. The virtual part of the programme lasted for one month and culminated with practical sessions and internships adhering to Covid-19 safety protocols. More than 70% of participants were women. In Mexico, we began a collaboration with Mujer Emprende and Victoria147, the first online business academy in Latin America aimed at women.
We continue to make progress on grain-to-glass sustainability journey: 18% of our energy is now from renewable sources and in Brazil, 47% of all energy use is derived from renewable sources. Our new facility in Ceará state, Brazil, which brings together production from two existing sites, will use solar energy to further increase our use of renewable energy and will use water treatment and reuse facilities to reduce water consumption in beverage production by up to 40%.

Performance 2021

Sales and net sales
Sales increased by £185 million, or 16%, to £1,369 million in the year ended 30 June 2021 from £1,184 million in the year ended 30 June 2020.Excise duties were £323 million in the year ended 30 June 2021 and £276 million in the year ended 30 June 2020, an increase of £47 million.
Net sales (sales less excise duties) were £1,046 million in the year ended 30 June 2021 an increase of £138 million, or 15%, compared to net sales of £908 million in the year ended 30 June 2020. Net sales were favourably impacted by organic growth of £275 million (see further performance analysis below), partially offset by exchange rate movements of £137 million primarily due to the weakening of the Brazilian real, the Mexican peso and the Colombian peso against sterling.

Operating profit
Operating profit was £303 million in the year ended 30 June 2021 an increase of £61 million compared to operating profit of £242 million in the year ended 30 June 2020. Operating profit was favourably impacted by organic growth of £153 million and by lapping exceptional losses of £6 million due to Covid-19 pandemic related implications (£5 million “Raising the Bar” provision and £1 million stock write-off). This increase was partially offset by unfavourable exchange rate movements of £82 million primarily due to the weakening of Brazilian real and the Mexican peso against sterling (£55 million translation impact and £27 million transactional exchange impact) and by a decrease in operating profit of £16 million following a fair value reassessment (£9 million biological assets fair value adjustment and £7 million of fair value remeasurement of contingent consideration liabilities and earn out arrangements in respect of prior year acquisitions).

Performance 2020

Sales and net sales
Sales decreased by £260 million, or 18%, to £1,184 million in the year ended 30 June 2020 from £1,444 million in the year ended 30 June 2019. Excise duties were £276 million in the year ended 30 June 2020 and £314 million in the year ended 30 June 2019, a decrease of £38 million.
Net sales (sales less excise duties) were £908 million in the year ended 30 June 2020 a decrease of £222 million, or 20%, compared to net sales of £1,130 million in the year ended 30 June 2019. Net sales were unfavourably impacted by organic decline of £169 million, by exchange rate movements of £42 million primarily due to the weakening of the Brazilian real, Argentine peso, and the Colombian peso against sterling, by trade investment reclassification of £10 million and £1 million generated by disposed businesses.

Operating profit
Operating profit was £242 million in the year ended 30 June 2020 a decrease of £123 million compared to operating profit of £365 million in the year ended 30 June 2019. Operating profit was unfavourably impacted by organic decline of £107 million, by unfavourable exchange rate movements of £26 million primarily due to the weakening of the Brazilian real, Argentine peso, and the Colombian peso against sterling (£7 million translation impact and £19 million transactional exchange impact) and by exceptional losses of £6 million due to Covid-19 pandemic related implications (£5 million “Raising the Bar” provision and £1 million stock write-off). This decrease was partially offset by an increase in operating profit of £16 million following a fair value reassessment (£9

Business review (continued)
million biological assets fair value adjustment and £7 million of fair value remeasurement of contingent consideration liabilities in respect of prior year acquisitions).

Further performance analysis
Unless otherwise stated percentage movements refer to organic movements in the following analysis.
Regional Performance
•Net sales increased 30%, lapping a significant decline in fiscal 20, driven by growth in all markets.
•Growth reflects resilient consumer demand in the off-trade channel and price increases in key markets.
•Spirits grew 30% with strong growth across key categories, particularly scotch.
•Travel Retail Latin America and Caribbean declined 63% due to continued international travel restrictions.
•Operating margin improved by 674bps driven by net sales recovery, positive price interventions and productivity initiatives.

Markets:	Organic volume movement %	Reported volume movement %	Organic net sales movement %	Reported net sales movement %
Latin America and Caribbean	22	22	30	15

PUB	24	24	50	20
Mexico	10	10	24	11
CCA	15	15	12	8
Andean	27	27	33	19
PEBAC	47	47	73	62

Spirits	22	22	30	15
Beer(iii)	11	11	17	16
Ready to drink(iii)	24	24	38	17
Global giants and local stars(i):		Organic volume movement(ii) %	Organic net sales movement %	Reported net sales movement %
Johnnie Walker		25	29	16
Buchanan’s		18	23	11
Old Parr		14	16	4
Smirnoff		16	25	7
Black & White		33	44	26
Tanqueray		27	34	11
Baileys		39	44	32

(i) Spirits and beer brands excluding ready to drink and flavoured malt beverages.
(ii) Organic equals reported volume movement.
(iii)    Flavoured malt beverages have been reclassified from ready to drink to beer from 1 July 2020. This reflects the nature of these products and how management reviews performance. Movements reported in the table above are on a like for like basis.

Market highlights

PUB (Paraguay, Uruguay and Brazil)
Strong broad based growth in key categories
Net sales increased 50%, primarily driven by scotch, as well as growth in gin, vodka and ready-to-drink. Scotch net sales increased 66%, with double-digit growth in Johnnie Walker and triple-digit growth in White Horse. Brazil net sales grew 62%, reflecting a recovery in consumption and pricing interventions, which more than offset a decline in duty free sales.

Mexico
Market recovery supported by strong off-trade execution
Net sales increased 24%, benefitting from lapping a reduction of inventory levels by distributors in fiscal 20 and growth in the off-trade channel in fiscal 21. Tequila grew 47% driven by Don Julio, supported by limited editions and a strong activation plan, resulting in share gains in the off-trade. Scotch sales grew 12% driven by Buchanan’s and Johnnie Walker.

Business review (continued)
CCA (Caribbean and Central America)
Growth in domestic consumption
Net sales increased 12%, lapping the decline in fiscal 20 due to reduced levels of international tourism and on-trade restrictions. Growth was driven by domestic consumption supported by "The Moment is Now" campaign. Scotch net sales increased 13% driven by double digit growth of Johnnie Walker, Buchanan’s and Old Parr.

Andean (Colombia and Venezuela)
Growth driven by strong scotch performance in Colombia
Net sales increased 33%, building on growth in fiscal 20, driven by Colombia. Growth was primarily driven by scotch with net sales increase of 25% driven by double-digit growth in Buchanan's and triple-digit growth in Black & White.

PEBAC (Peru, Ecuador, Bolivia, Argentina and Chile)
Partial recovery following significant declines in fiscal 20
Net sales increased 73%, lapping a significant decline in fiscal 20 due to ongoing social and political instability across key markets and the impact of Covid-19. Growth in fiscal 21 was supported by strong execution through enhanced distribution partnerships. Scotch delivered double-digit net sales growth, primarily driven by Johnnie Walker.

Travel Retail Latin America and Caribbean
Persistent travel restrictions affect performance
Net sales decreased 63% due to continued international travel restrictions.

Marketing
Investment redeployed to off-trade and e-commerce
Investment increased 18%, behind net sales, following a decline in fiscal 20. On-trade marketing was redeployed to the off-trade and e-commerce in response to at-home consumption trends.

Business review (continued)
Asia Pacific

(i)    Flavoured malt beverages have been reclassified from ready to drink to beer from 1 July 2020. This reflects the nature of these products and how management reviews performance. Movements reported in the table above are on a like for like basis.

Key financials	2020 £ million	Exchange £ million	Reclassification(i) £ million	Acquisitions and disposals £ million	Organic movement£ million	2021 £ million	Reported movement %
Net sales	2,270	(75)	(14)	(1)	308	2,488	10
Marketing	365	(7)	—	—	60	418	15
Operating profit before exceptional items	501	(6)	—	—	113	608	21
Exceptional operating items(ii)	(1,198)					—
Operating profit	(697)					608	187
(i)    For fiscal 21, £14 million has been reclassified from cost of good sold to excise duties.
(ii)    For further details on exceptional operating items see pages 105 and 236-238.

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
In Australia, we manufacture, market and sell Diageo products. In New Zealand we operate through third party distributors. In North Asia, we have our own distribution company in South Korea. In Japan, sales are through our wholly owned entity Diageo Japan as well as through joint venture agreements with Moët Hennessy. Airport shops and airline operators are serviced through a dedicated Diageo sales and marketing organisation. In the Middle East, we sell our products through third party distributors.

'Society 2030: Spirit of Progress'
We continue to promote positive drinking across the region and this year saw a number of new partnerships and approaches alongside our longstanding campaigns. In Taiwan, for example, we formed a partnership with local doctors to promote moderation and worked with the Mackay Memorial Hospital in Taipei to incorporate our DRINKiQ resources into the training materials used by local government vehicle authorities. In China we signed a memorandum of understanding with one of the country‘s largest e-commerce providers to promote responsible drinking and moderate consumption of alcohol among Chinese consumers. Our SMASHED programme, which educates people on the dangers of underage drinking, reached 52,189 people, and launched an online version in India and Australia. In India alone, we reached nine million people with responsible drinking messages from our brands. Through programmes such as Learning for Life we reached 2,142 people with skills and empowerment training. Water efficiency improved by 9.4% this year and we also began development work on a water replenishment programme in Bali. In India, we replenished 198,500m3 of water. Renewable energy accounts for 98% of our total energy consumption with onsite renewable electricity generation accounting for 54% of our total demand, in India. Consequently, GHG emissions reduced by 80% year-on-year and plans are in development to eliminate the residual emissions, on our journey to net zero by 2030.

Performance 2021

Sales and net sales
Sales increased by £501 million, or 11%, to £5,146 million in the year ended 30 June 2021 from £4,645 million in the year ended 30 June 2020. Excise duties were £2,658 million in the year ended 30 June 2021 and £2,375 million in the year ended 30 June 2020, an increase of £283 million.
Net sales (sales less excise duties) were £2,488 million in the year ended 30 June 2021 an increase of £218 million, or 10%, compared to net sales of £2,270 million in the year ended 30 June 2020. Net sales were favourably impacted by organic growth of £308 million (see further performance analysis below), partially offset by £75 million of unfavourable exchange rate movements primarily due to the weakening of the Indian rupee and the Japanese yen against sterling, by £14 million due to reclassification from cost of good sold to excise duties and a reduction of £1 million of net sales generated by disposed businesses.

Operating profit
Operating profit was £608 million in the year ended 30 June 2021 an increase of £1,305 million compared to operating loss of £697 million in the year ended 30 June 2020. Operating profit was favourably impacted by lapping of India goodwill and Windsor, Old Tavern and Bagpiper brand impairment losses of £1,205 million, by organic growth of £113 million, by lapping exceptional losses of £16 million due to Covid-19 pandemic related implications (£15 million “Raising the Bar” provision and £1 million stock write-off), and by lapping exceptional losses of £1 million due to fixed assets impairment in India. This increase was partially offset by lapping exceptional gain of £24 million in respect of indirect tax in Korea and by unfavourable exchange rate movements of £6 million primarily due to the weakening of Indian rupee and the Japanese yen (£11 million translation less £5 million transactional exchange impact).

Performance 2020

Sales and net sales
Sales decreased by £711 million, or 13%, to £4,645 million in the year ended 30 June 2020 from £5,356 million in the year ended 30 June 2019. Excise duties were £2,375 million in the year ended 30 June 2020 and £2,668 million in the year ended 30 June 2019, a decrease of £293 million.
Net sales (sales less excise duties) were £2,270 million in the year ended 30 June 2020 a decrease of £418 million, or 16%, compared to net sales of £2,688 million in the year ended 30 June 2019. Net sales were unfavourably impacted by organic decline of £423 million, partially offset by £5 million of favourable exchange rate movements due to the strengthening of the Japanese yen, the Taiwan dollar and the Indian rupee against sterling.

Business review (continued)
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

Regional performance
•Net sales grew 14%, following a significant decline in fiscal 20, driven by Greater China, India and Australia, partially offset by a continued significant decline in Travel Retail Asia and Middle East.
•Growth reflects strong recovery in China and off-trade momentum in most markets.
•Slower growth in North Asia and South East Asia reflects continuing impact of Covid-19.
•Spirits grew 12% driven mainly by Chinese white spirits, IMFL whisky and scotch.
•Operating margin grew 169bps driven primarily by positive market mix, category mix and operating leverage driven by net sales recovery.

Markets:	Organic volume movement %	Reported volume movement %	Organic net sales movement %	Reported net sales movement %
Asia Pacific	9	9	14	10

India	9	9	13	4
Greater China	24	24	38	37
Australia	21	22	23	29
South East Asia	—	(1)	7	(3)
North Asia	18	16	9	4
Travel Retail Asia and Middle East	(57)	(57)	(63)	(63)

Spirits	9	9	12	8
Beer(iv)	9	9	9	(7)
Ready to drink(iv)	13	13	16	20
Global giants and local stars(i):		Organic volume movement(ii) %	Organic net sales movement %	Reported net sales movement %
Johnnie Walker		4	3	2
McDowell's		10	10	1
Shui Jing Fang(iii)		42	51	51
Guinness		8	9	(8)
The Singleton		6	5	5
Smirnoff		—	(4)	(4)
Windsor		(16)	(6)	(8)
Bundaberg		6	4	9
(i)    Spirits brands excluding ready to drink and non-alcoholic variants.
(ii)    Organic equals reported volume movement.
(iii)    Growth figures represent total Chinese white spirits of which Shui Jing Fang is the principal brand.
(iv)    Flavoured malt beverages have been reclassified from ready to drink to beer from 1 July 2020. This reflects the nature of these products and how management reviews performance. Movements reported in the table above are on a like for like basis.

Business review (continued)
Market highlights

India
Partial recovery in a challenging environment
Net sales grew 13%, lapping a significant decline in fiscal 20, despite the continued economic slowdown and the impact of Covid-19. Growth was driven by off-trade momentum, and the occurrence of the Indian Premier League which was postponed from fiscal 20, partially offset by the contraction of business in Andhra Pradesh and restrictions in the on-trade channel. The Prestige and Above segment grew 12%, with strong performance in scotch and growth of the renovated McDowell’s No.1 whisky. Net sales in the popular brands segment declined 1%.

Greater China
Strong market recovery
Net sales increased 38%, lapping a decline in fiscal 20. Growth was driven by Chinese white spirits and scotch which grew 53% and 21%, respectively. Double-digit growth in scotch malts and Johnnie Walker super deluxe was driven by focussed investment, innovation and route to market expansion, including increased city coverage and new distribution channels.

Australia
Strong growth across categories
Net sales increased 23%, building on mid-single digit growth in fiscal 20, benefiting from a strong spirits category, including spirits taking share of total beverage alcohol and off-trade momentum. Growth was broad based across categories, with particularly strong performance in ready to drink. Ready to drink net sales grew 27% supported by the Smirnoff Spiked Seltzers and Gordon's Pink Gin Premix innovations.
South East Asia
Soft growth due to Covid-19 impact
Net sales grew 7%, lapping significant decline in fiscal 20. Growth was mainly driven by strong scotch performance in Vietnam, due to Johnnie Walker super deluxe variants and scotch malts. Key Accounts grew 11%, lapping double-digit decline in fiscal 20. However, Covid-19 related restrictions continued to impact tourism in many markets.
North Asia
Covid-19 continues to impact recovery
Net sales grew 9%, lapping double-digit decline in fiscal 20, driven by momentum in the off trade. Japan net sales grew 8% benefiting from focussed investment in Johnnie Walker and White Horse. Korea grew net sales 10%, driven primarily by Johnnie Walker, partially offset by continuing decline in Windsor.
Travel Retail Asia and Middle East
Persistent travel restrictions continue to impact performance
Net sales declined 63%.
Marketing
Increased investment behind growth drivers
Investment increased 16%, mainly in Greater China, across Chinese white spirits and scotch. Australia and North Asia also invested ahead of net sales. Marketing investment was reduced in the more impacted markets of South East Asia and Travel Retail Asia and Middle East.

Business review (continued)
Corporate

Performance 2021

Sales and net sales
Corporate sales principally arise in the Guinness visitor centre in Dublin, Ireland and the income from the global licensing of Diageo brands and trademarks. Corporate sales and net sales were £20 million in the year ended 30 June 2021 a decrease of £18 million compared to net sales of £38 million in the year ended 30 June 2020 due to organic decrease of £18 million as a result of lower visitor numbers due to Covid-19 pandemic.

Operating costs
Corporate operating costs comprise central costs, including finance, marketing, corporate relations, human resources and legal, as well as certain information systems, facilities and employee costs that are not allocable to the geographical segments or to the Supply Chain and Procurement. Operating costs were £208 million in the year ended 30 June 2021 an increase of £61 million compared to operating costs of £147 million in the year ended 30 June 2020. The increase in costs in the year ended 30 June 2021 was principally a result of increased staff costs of £66 million, partially offset by favourable exchange rate movements of £5 million primarily due to the weakening of the US dollar costs against sterling (£6 million translation impact less £1 million transactional exchange impact).

Performance 2020

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

Operating costs
Corporate operating costs comprise central costs, including finance, marketing, corporate relations, human resources and legal, as well as certain information systems, facilities and employee costs that are not allocable to the geographical segments or to the SC&P. Operating costs were £147 million in the year ended 30 June 2020 a decrease of £63 million compared to operating costs of £210 million in the year ended 30 June 2019. The decrease in costs in the year ended 30 June 2020 was principally a result of decreased staff costs of £38 million, and lapping an exceptional item of £21 million in respect of guaranteed minimum pension equalisation and favourable exchange rate movements of £4 million primarily due to the weakening of EUR against sterling (£3 million translation impact and £1 million transactional exchange impact).

Business review (continued)
Category and brand review

Key categories	Organic volume movement(i) %	Organic net sales movement %	Reported net sales movement %
Spirits(ii)	11	18	11
Scotch	15	15	8
Vodka(iii)(iv)	7	7	1
Canadian whisky	8	12	4
Rum(iii)	—	7	1
Liqueurs	15	22	18
Indian-Made Foreign Liquor (IMFL) whisky	13	12	3
Tequila	70	79	67
Gin(iii)	14	14	12
US whiskey	3	7	1
Beer(v)	8	4	(4)
Ready to drink(v)	24	30	21
(i)    Organic equals reported volume movement except for rum (1)%, liqueurs 14%, tequila 69%, gin 15%, US whiskey 4%, beer 7% and ready to drink 16%, which were impacted by acquisitions and disposals.
(ii)    Spirits brands excluding ready to drink and non-alcoholic variants.
(iii)    Vodka, rum, gin including IMFL brands.
(iv)    Vodka includes Ketel One Botanical.
(v)    Flavoured malt beverages have been reclassified from ready to drink to beer from 1 July 2020. This reflects the nature of these products and how management reviews performance. Movements reported in the table above are on a like for like basis.

Unless otherwise stated percentage movements refer to organic movements in the following analysis.
•Spirits grew 18%, lapping a softer fiscal 20, with particularly strong growth in scotch and tequila and broad-based growth across other key categories.
•Scotch grew 15%, and Johnnie Walker grew 12%, despite the category’s relatively high exposure to Travel Retail.
•Tequila grew 79% with Don Julio and Casamigos growing share within the fast growing tequila category in US Spirits.
•Beer grew 4%, driven by growth in flavoured malt beverages and Malta Guinness.
•Ready to drink grew 30%, with very strong growth in North America and Australia driven by increased consumer demand for convenient formats.

Business review (continued)
Scotch
23% of Diageo’s net sales and grew 15%
Growth in all regions partially offset by the impact of Covid-19 on Travel Retail.
–Johnnie Walker net sales increased 12% with growth in all regions.
–Johnnie Walker Reserve grew 23% mainly driven by US Spirits, Greater China, Vietnam and South Korea.
–Johnnie Walker Red Label grew 19% with strong growth in Brazil, PEBAC, Turkey, Northern Europe and India driven by consumption recovery
–Johnnie Walker Black Label grew 6%, with growth in all regions except Africa.
–Primary scotch brands grew 27% driven by White Horse and Black & White in Latin America and Caribbean and Bell's in Europe and Turkey.
–Scotch malts grew 11% driven by Asia Pacific and Europe and Turkey partially offset by a decline in North America.
–Buchanan’s net sales grew 29% driven by strong growth in North America and Latin America and Caribbean.
–Old Parr net sales increased 16% driven by strong growth in Brazil.

Vodka
10% of Diageo’s net sales and grew 7%
Growth in all regions except Asia Pacific.
–Cîroc grew 26% driven mainly by US Spirits on the back of refreshed activations to engage with Cîroc's consumer base.
–Smirnoff net sales increased 5% driven by growth in Smirnoff flavours in North America, Africa and Latin America and Caribbean partially offset by declines in Europe and Turkey and Asia Pacific.
–Ketel One performance was flat with growth in North America offset by a decline in Europe and Turkey.

Tequila
8% of Diageo’s net sales and grew 79%
Growth was mainly driven by strong performance of Don Julio and Casamigos within the fast growing tequila category in North America which benefitted from its broad occasion appeal.

Canadian whisky
8% of Diageo’s net sales and grew 12%
Growth of Crown Royal in North America was largely driven by continued momentum on flavours with Crown Royal Regal Apple, Crown Royal Peach and Crown Royal Vanilla all growing strongly.

Rum
6% of Diageo’s net sales and grew 7%
Growth was driven by Captain Morgan in North America, Great Britain, Northern Europe and Southern Europe, Zacapa in North America and Europe and Turkey, partially offset by a decline in McDowell's No.1 in India.

Liqueurs
6% of Diageo’s net sales and grew 22%
Growth was driven by Baileys, which had broad-based growth across all regions. Performance was driven by Baileys Original, the successful launches of Baileys Deliciously Light and Baileys Apple Pie limited time offer and continued focus on Baileys' positioning as a year-round indulgent treat.

IMFL whisky
5% of Diageo’s net sales and grew 12%.
The growth was driven by McDowell's No.1, McDowell's No.1 Luxury and Haywards Fine Whisky.

Gin
5% of Diageo’s net sales and grew 14%
Growth across all regions with strong double-digit growth in Africa and Latin America and Caribbean.
–Growth in Africa was mainly driven by Gilbey’s in Kenya and broad-based growth of Gordon’s across the region.
–Growth in Latin America and Caribbean was mainly driven by growth of Tanqueray and Gordon’s in Brazil.
–Growth in Europe was mainly driven by Gordon's and Tanqueray in Great Britain and Tanqueray in Northern Europe.

US whiskey
2% of Diageo’s net sales and grew 7%
Performance was driven by strong growth in Bulleit and George Dickel in North America.

Business review (continued)
Beer
15% of Diageo’s net sales and grew 4%
–Guinness was overall flat with strong growth in Africa, particularly Nigeria following partial recovery of the on-trade and Cameroon due to improved supply capacity and improved recruitment, offset by decline in Europe and Turkey where sales decreased 19% due to the continuing impact of Covid-19 on the on-trade, particularly in Ireland and Great Britain.
–Beer in Africa grew 19% driven by Guinness and Malta Guinness.
–Smirnoff flavoured malt beverages in Diageo Beer Company USA increased 17%.

Ready to drink
4% of Diageo’s net sales and grew 30%
Growth was broad-based across all regions, particularly in the US Spirits and Australia markets. US Spirits ready to drink performance was driven by successful launches of Crown Royal Cocktails and Ketel One Botanical Vodka Spritz and Australia ready to drink performance was driven by Smirnoff, Bundaberg and Gordon's ready to drink variants.

Business review (continued)

Global giants, local stars and reserve(i):	Organic volume movement(ii) %	Organic net sales movement %	Reported net sales movement %
Global giants
Johnnie Walker	11	12	6
Smirnoff	6	5	(1)
Baileys	18	24	20
Captain Morgan	10	9	4
Tanqueray	10	12	6
Guinness	7	—	(6)
Local stars
Crown Royal	9	12	5
Yenì Raki	2	(3)	(24)
Buchanan’s	24	29	19
JƐB	3	3	(1)
Windsor	(16)	(6)	(8)
Old Parr	14	16	5
Bundaberg	6	5	10
Black & White	24	26	12
Ypióca	10	9	(15)
McDowell's	10	11	1
Shui Jing Fang(iii)	42	51	51
Reserve
Scotch malts	10	11	9
Cîroc vodka	23	26	19
Ketel One(iv)	6	—	(6)
Don Julio	50	62	51
Bulleit	9	10	3
Casamigos	114	125	110
(i)    Spirits brands excluding ready to drink and non-alcoholic variants.
(ii)    Organic equals reported volume movement.
(iii)    Growth figures represent total Chinese white spirits of which Shui Jing Fang is the principal brand.
(iv)    Ketel One includes Ketel One vodka and Ketel One Botanical.

Unless otherwise stated percentage movements refer to organic movements in the following analysis.

Global giants
37% of Diageo’s net sales and grew by 9%
All brands grew net sales apart from Guinness which was flat due to to restrictions on the on-trade channel, particularly in Great Britain and Ireland, which was offset by growth in Guinness Foreign Extra Stout and Guinness Extra Smooth in Africa and Guinness Draught in Can in Europe and Turkey.

Local stars
20% of Diageo’s net sales and grew 17%
Largely driven by growth in net sales in Chinese white spirits in Asia Pacific, Crown Royal in North America, Buchanan's in North America and Latin America and Caribbean and McDowell's No.1 in India.

Reserve
25% of Diageo’s net sales and grew 36%
Largely driven by the strong net sales growth of Casamigos and Don Julio in US Spirits, Chinese white spirits in Asia Pacific and Johnnie Walker Reserve variants in all regions.

Business review (continued)
Operating results 2020 compared with 2019
For the discussion on our operating results for the year ended 30 June 2019, including certain comparative discussion on our operating results for the years ended 30 June 2019 and 2020, please refer to 'Operating results 2020 compared with 2019' on pages 81 to 116 in our Annual Report on Form 20-F (File No. 001-10691) filed with the Securities and Exchange Commission on 7 August 2020.

Business review (continued)
Liquidity and capital resources

1. Analysis of cash flow and balance sheet
The primary source of the group’s liquidity over the last three financial years has been cash generated from operations. These funds have generally been used to pay interest, taxes and dividends, and to fund capital expenditure and acquisitions, and, together with the group’s current strong cash position, are expected to continue to fund future operating and capital needs.

30 June 2021 compared with 30 June 2020
Net cash from operating activities – see page 102
Movement in net borrowings – see page 108
Movement in equity – see page 109
Post employment net surplus – see page 109

2. Analysis of borrowings
a) Gross borrowings (excluding lease liabilities and the fair value of derivative instruments) are expected to mature as follows:

	30 June 2021	30 June 2020
	£ million	£ million
Within one year	1,862	1,995
Between one and three years	2,623	3,013
Between three and five years	2,788	3,134
Beyond five years	7,454	8,643
	14,727	16,785

b) The following bonds were issued and repaid:

	30 June 2021	30 June 2020
	£ million	£ million
Issued
€ denominated	636	1,594
£ denominated	395	298
US$ denominated	—	3,296
Repaid
€ denominated	(696)	—
US$ denominated	(551)	(820)
	(216)	4,368

c) The group had available undrawn committed bank facilities as follows:

	30 June 2021	30 June 2020
	£ million	£ million
Expiring within one year	540	2,439
Expiring between one and two years	691	610
Expiring after two years	1,287	2,236
	2,518	5,285
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
Any non-compliance with covenants underlying Diageo’s financing arrangements could, if not waived, constitute an event of default with respect to any such arrangements, and any non-compliance with covenants may, in particular circumstances, lead to an acceleration of maturity on certain borrowings and the inability to access committed facilities. Diageo was in full compliance with its financial, pari passu ranking and negative pledge covenants in respect of its material short- and long-term borrowings throughout each of the years presented.

Business review (continued)
3. Capital management
The group’s management is committed to enhancing shareholder value in the long-term, both by investing in the business and brands so as to deliver continued improvement in the return from those investments and by managing the capital structure. Diageo manages its capital structure to achieve capital efficiency, provide flexibility to invest through the economic cycle and give efficient access to debt markets at attractive cost levels. This is achieved by targeting an adjusted net borrowings (net borrowings aggregated with post employment benefit liabilities) to adjusted EBITDA leverage of 2.5 - 3.0 times, this range for Diageo being currently broadly consistent with an A band credit rating. Diageo would consider operating outside of this range in order to effect strategic initiatives within its stated goals, which could have an impact on its rating. If Diageo’s leverage was to be negatively impacted by the financing of an acquisition, it would seek over time to return to the range of 2.5 - 3.0 times. The group regularly assesses its debt and equity capital levels against its stated policy for capital structure. As at 30 June 2021 the adjusted net borrowings (£12,683 million) to adjusted EBITDA ratio was 2.8 times. For this calculation net borrowings are adjusted by post employment benefit liabilities before tax (£574 million) whilst adjusted EBITDA (£4,527 million) comprises operating profit excluding exceptional operating items and depreciation, amortisation and impairment and includes share of after tax results of associates and joint ventures.

4. Capital repayments
Authorisation was given by shareholders on 28 September 2020 to purchase a maximum of 232,820,888 shares at a minimum price of 28 101/108 pence and a maximum price of higher of (a) 105% of the average of the middle market quotations for an ordinary share for the five preceding business days and (b) the higher of the price of the last independent trade and the highest current independent bid on the London Stock Exchange at the time the purchase is carried out. The programme expires at the conclusion of the next Annual General Meeting or on 27 December 2021 if earlier.
On 25 July 2019, the Board approved a return of capital programme with up to £4.5 billion to be returned to shareholders over the three-year period to 30 June 2022. Under the first phase of the programme, which ended on 31 January 2020, the group returned £1.25 billion via share buybacks. On 9 April 2020, due to uncertainties related to Covid-19 pandemic, Diageo announced that it had not initiated the next phase of the programme. On 12 May 2021, the Board approved recommencing the return of capital programme. Due to the impact of Covid-19, the original completion date for the programme has been extended by two years to 30 June 2024. The second phase of the programme of up to £1 billion to shareholders via share buybacks was also initiated on 12 May 2021 and it is expected to be completed by the end of the financial year ending 30 June 2022.
During the year ended 30 June 2021 the group purchased 3.2 million ordinary shares (2020 – 39 million; 2019 – 94.7 million), representing approximately 0.1% of the issued ordinary share capital (2020 – 1.5%; 2019 – 3.5%) at an average price of £34.07 per share, and an aggregate cost of £109 million (including £1 million of transaction costs) (2020 – £32.43 per share, and an aggregate cost of £1,282 million, including £7 million of transaction costs; 2019 – £29.24 per share, and an aggregate cost of £2,775 million, including £6 million of transaction costs) under the share buyback programme. The shares purchased under the share buyback programmes were cancelled.
A financial liability of £91 million was established at 30 June 2021 representing the 2.6 million shares that were expected to be purchased before 29 July 2021.
For further details about the shares purchased and the average price paid per share please refer to note 17 in the consolidated financial statements.
During the year ended 30 June 2019 the company purchased call options over 4 million shares at a cost of £14 million to hedge employee share awards and share option grants. These are three-year call options, denominated in sterling.

Business review (continued)
Contractual obligations and other commitments

	Payments due by period
As at 30 June 2021	Less than 1 year £ million	1-3 years £ million	3-5 years £ million	More than 5 years £ million	Total £ million
Long-term debt obligations	1,649	2,590	2,788	7,498	14,525
Interest obligations	390	552	467	1,375	2,784
Credit support obligations	98	—	—	—	98
Purchase obligations	1,303	463	94	6	1,866
Commitments for short-term leases and leases of low-value assets	10	1	—	—	11
Post employment benefits(i)	31	61	38	38	168
Provisions and other non-current payables	140	150	220	242	752
Lease obligations	91	104	53	169	417
Capital commitments	251	12	—	—	263
Other financial liabilities	149	—	—	—	149
Total	4,112	3,933	3,660	9,328	21,033
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
Corporate tax payable of £146 million and deferred tax liabilities are not included in the table above, as the ultimate timing of settlement cannot be reasonably estimated.
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
For a detailed analysis of the group’s exposure to foreign exchange, interest rate, commodity price, credit and liquidity risks see note 15 to the consolidated financial statements.

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
The critical accounting policies, which the directors consider are of greater complexity and/or particularly subject to the exercise of judgements, are set out in detail in the relevant notes:
–Exceptional items - page 236
–Taxation - pages 241 and 285
–Brands, goodwill and other intangibles - page 249
–Post employment benefits - page 257
–Contingent liabilities and legal proceedings - page 285

New accounting standards

A number of accounting standards, amendments and interpretations have recently been issued by the IASB and IFRIC. Those that are of relevance to the group are discussed in note 1 to the consolidated financial statements on page 229.

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
It is not possible to reconcile the forecast tax rate before exceptional items to the most comparable GAAP measure as it is not possible to predict, without unreasonable effort, with reasonable certainty, the future impact of changes in exchange rates, acquisitions and disposals and potential exceptional items.

Volume
Volume is a performance indicator that is measured on an equivalent units basis to nine-litre cases of spirits. An equivalent unit represents one nine-litre case of spirits, which is approximately 272 servings. A serving comprises 33ml of spirits, 165ml of wine, or 330ml of ready to drink or beer. Therefore, to convert volume of products other than spirits to equivalent units, the following guide has been used: beer in hectolitres, divide by 0.9; wine in nine-litre cases, divide by five; ready to drink in nine-litre cases, divide by 10; and certain pre-mixed products that are classified as ready to drink in nine-litre cases, divide by ten.

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

Calculation of organic movements
The organic movement percentage is the amount in the row titled ‘Organic movement’ in the tables below, expressed as a percentage of the absolute amount in the associated relevant row titled ‘2020 adjusted’. Organic operating margin is calculated by dividing operating profit before exceptional items by net sales after excluding the impact of exchange rate movements, certain fair value remeasurement and acquisitions and disposals.

(a) Exchange rates
'Exchange' in the organic movement calculation reflects the adjustment to recalculate the reported results as if they had been generated at the prior period weighted average exchange rates.
Exchange impacts in respect of the external hedging of intergroup sales by the markets in a currency other than their functional currency and the intergroup recharging of services are also translated at prior period weighted average exchange rates and are allocated to the geographical segment to which they relate. Residual exchange impacts are reported as part of the Corporate segment. Results from hyperinflationary economies are translated at respective years’ actual rates.
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

(c) Exceptional items
Exceptional items are those that in management’s judgement need to be disclosed separately. Such items are included within the income statement caption to which they relate, and are excluded from the organic movement calculations. It is believed that separate disclosure of exceptional items and the classification between operating and non-operating further helps investors to understand the performance of the group. Changes in estimates and reversals in relation to items previously recognised as exceptional are presented consistently as exceptional in the current year.

Business review (continued)
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

(d) Fair value remeasurement
Fair value remeasurement in the organic movement calculation reflects an adjustment to eliminate the impact of fair value changes in biological assets, earn-out arrangements that are accounted for as remuneration and fair value changes relating to contingent consideration liabilities and equity options that arose on acquisitions recognised in the income statement.

2019 to 2021 growth on constant basis
In order to provide the reader with a better understanding of how our 2021 performance compares to a pre-Covid-19 environment we are disclosing the 2019 to 2021 growth on a constant basis. This measure is not used to incentivise management, however it has been used in 2021 to understand performance. Management believes that it is a useful measure to understand the trends of our business and recovery towards our pre-Covid-19 performance. Management uses volume, net sales, operating profit as these give the most insight to understand the trends and recovery of the business. We continue to present an organic movement reconciliation for sales and marketing for 2020 to 2021 as in prior periods.
The 2019 adjusted base is an appropriate comparator for 2019 to 2021 growth calculation on a constant basis, as the rates used for 2020 constant currency calculations were not materially different from those used for 2021 constant currency calculations, and there were no material acquisition or disposal related adjustments or accounting treatment changes in 2021 compared to 2020.
2019 to 2021 growth on a constant basis is calculated as adding up the respective years’ organic movement in the row titled ‘Organic movement’ in the tables below, expressed as a percentage of the absolute amount in the associated relevant row titled ‘2019 adjusted’. The most comparable GAAP financial measure is 2019 to 2021 reported movement % below, which is calculated by combining the reported movement for 2019-2020 and 2020-2021, expressed as a percentage of the 2019 reported amount.

Organic growth excluding Travel Retail and Guinness
The performance of the Travel Retail channel is dependent on the level of international travel and the performance of Guinness is highly dependent on the availability of the on-trade channel (particularly in Europe and Turkey).
Due to ongoing travel restrictions and market variability of on-trade recovery conditions brought about by the Covid-19 pandemic, we are experiencing slower recovery in Travel Retail and Guinness performance. Therefore, in order to provide additional insight on how these parts of our business and the performance of the remainder of our business have been impacted in each of fiscal 20 and fiscal 21 by Covid-19, additional information has been provided about these components and on the performance of the business excluding Travel Retail and Guinness. Management uses this information to monitor and assess business performance and believes that having the additional information provides them with improved insight to manage the business, particularly related to rate of growth. Management also believes that such information will be similarly useful to the readers of this document.
The measures noted are calculated by excluding the performance of Travel Retail and Guinness from ‘2020 adjusted’ and ‘Organic movement’ respectively on memo lines, and ‘Movement excluding Travel Retail and Guinness’ expressed as a percentage of the absolute amount in the associated relevant row titled ‘2020 adjusted excluding Travel Retail and Guinness’.
In respect of Global Travel, the decline in this channel due to the impact of Covid-19 travel restrictions will have also driven some level of incremental sales of our products in certain domestic markets, which would have a positive impact on their reported results. It is not possible to quantify the impact of any such incremental sales either at Diageo or an individual market level.

Business review (continued)
Organic movement calculations for the year ended 30 June 2021 were as follows:

	North America million	Europe and Turkey million	Africa million	Latin America and Caribbean million	Asia Pacific million	Corporate million	Total million
Volume (equivalent units)
2019 reported	49.4	45.4	33.6	22.4	95.1	—	245.9
Disposals(vii)	(2.1)	(0.1)	(2.7)	—	—	—	(4.9)
2019 adjusted	47.3	45.3	30.9	22.4	95.1	—	241.0
memo: 2019 Travel Retail and Guinness	2.1	6.6	3.9	0.7	3.8	—	17.1
memo: 2019 adjusted excluding Travel Retail and Guinness	45.2	38.7	27.0	21.7	91.3	—	223.9
Organic movement	0.1	(5.2)	(4.0)	(3.4)	(14.5)	—	(27.0)
memo: 2020 Travel Retail and Guinness movement	(0.3)	(1.5)	(0.7)	(0.1)	(1.5)	—	(4.1)
memo: 2020 Movement excluding Travel Retail and Guinness	0.4	(3.7)	(3.3)	(3.3)	(13.0)	—	(22.9)
Acquisitions and disposals(vii)	1.0	0.1	1.9	—	—	—	3.0
2020 reported	48.4	40.2	28.8	19.0	80.6	—	217.0
Organic movement %	—	(11)	(13)	(15)	(15)	—	(11)
memo: Organic movement % excluding Travel Retail and Guinness	1	(10)	(12)	(15)	(14)	—	(10)

Volume (equivalent units)
2020 reported	48.4	40.2	28.8	19.0	80.6	—	217.0
Disposals(viii)	(0.4)	(0.4)	(1.9)	—	—	—	(2.7)
2020 adjusted	48.0	39.8	26.9	19.0	80.6	—	214.3
memo: 2020 Travel Retail and Guinness	1.8	5.1	3.2	0.6	2.3	—	13.0
memo: 2020 adjusted excluding Travel Retail and Guinness	46.2	34.7	23.7	18.4	78.3	—	201.3
Organic movement	5.1	2.9	4.8	4.1	7.0	—	23.9
memo: 2021 Travel Retail and Guinness movement	(0.4)	(1.4)	0.9	(0.1)	(0.7)	—	(1.7)
memo: 2021 Movement excluding Travel Retail and Guinness	5.5	4.3	3.9	4.2	7.7	—	25.6
Acquisitions and disposals(viii)	0.1	—	0.1	—	—	—	0.2
2021 reported	53.2	42.7	31.8	23.1	87.6	—	238.4
Organic movement %	11	7	18	22	9	—	11
memo: Organic movement % excluding Travel Retail and Guinness	12	12	16	23	10	—	13

2019 to 2021 reported growth %	8	(6)	(5)	3	(8)	—	(3)
2019 to 2021 growth on a constant basis %	11	(5)	3	3	(8)	—	(1)

Business review (continued)

	North America £ million	Europe and Turkey £ million	Africa £ million	Latin America and Caribbean £ million	Asia Pacific £ million	Corporate £ million	Total £ million
Sales
2020 reported	5,222	4,697	1,911	1,184	4,645	38	17,697
Exchange	3	(32)	(22)	1	(5)	—	(55)
Disposals(viii)	(26)	(59)	(60)	—	(1)	—	(146)
2020 adjusted	5,199	4,606	1,829	1,185	4,639	38	17,496
memo: 2020 Travel Retail and Guinness	270	673	319	42	267	26	1,597
memo: 2020 adjusted excluding Travel Retail and Guinness	4,929	3,933	1,510	1,143	4,372	12	15,899
Organic movement	970	436	368	366	756	(18)	2,878
memo: 2021 Travel Retail and Guinness movement	(22)	(150)	88	(13)	(78)	(22)	(197)
memo: 2021 Movement excluding Travel Retail and Guinness	992	586	280	379	834	4	3,075
Acquisitions and disposals(viii)	30	3	8	—	—	—	41
Exchange	(396)	(250)	(185)	(182)	(249)	—	(1,262)
2021 reported	5,803	4,795	2,020	1,369	5,146	20	19,153
Organic movement %	19	9	20	31	16	(47)	16
memo: Organic movement % excluding Travel Retail and Guinness	20	15	19	33	19	33	19

Business review (continued)

	North America £ million	Europe and Turkey £ million	Africa £ million	Latin America and Caribbean £ million	Asia Pacific £ million	Corporate £ million	Total £ million
Net sales
2019 reported	4,460	2,939	1,597	1,130	2,688	53	12,867
Exchange(i)	(34)	(19)	(2)	4	1	2	(48)
Reclassification(iii)	—	—	—	(10)	—	—	(10)
Disposals(vii)	(75)	(1)	(91)	(1)	(1)	—	(169)
2019 adjusted	4,351	2,919	1,504	1,123	2,688	55	12,640
memo: 2019 Travel Retail and Guinness	283	622	296	52	386	42	1,681
memo: 2019 adjusted excluding Travel Retail and Guinness	4,068	2,297	1,208	1,071	2,302	13	10,959
Organic movement	105	(358)	(200)	(169)	(423)	(16)	(1,061)
memo: 2020 Travel Retail and Guinness movement	(33)	(150)	(50)	(11)	(135)	(16)	(395)
memo: 2020 Movement excluding Travel Retail and Guinness	138	(208)	(150)	(158)	(288)	—	(666)
Acquisitions and disposals(vii)	32	10	50	—	1	—	93
Exchange(i)	135	(4)	(8)	(46)	4	(1)	80
2020 reported	4,623	2,567	1,346	908	2,270	38	11,752
Organic movement %	2	(12)	(13)	(15)	(16)	(29)	(8)
memo: Organic movement % excluding Travel Retail and Guinness	3	(9)	(12)	(15)	(13)	—	(6)

Net sales
2020 reported	4,623	2,567	1,346	908	2,270	38	11,752
Exchange(v)	2	(17)	(13)	6	7	—	(15)
Reclassification(vi)	—	—	—	—	(14)	—	(14)
Disposals(viii)	(18)	(34)	(47)	—	(1)	—	(100)
2020 adjusted	4,607	2,516	1,286	914	2,262	38	11,623
memo: 2020 Travel Retail and Guinness	258	471	245	42	241	26	1,283
memo: 2020 adjusted excluding Travel Retail and Guinness	4,349	2,045	1,041	872	2,021	12	10,340
Organic movement	929	108	258	275	308	(18)	1,860
memo: 2021 Travel Retail and Guinness movement	(23)	(119)	73	(13)	(83)	(22)	(187)
memo: 2021 Movement excluding Travel Retail and Guinness	952	227	185	288	391	4	2,047
Acquisitions and disposals(viii)	28	2	5	—	—	—	35
Exchange(v)	(355)	(68)	(137)	(143)	(82)	—	(785)
2021 reported	5,209	2,558	1,412	1,046	2,488	20	12,733
Organic movement %	20	4	20	30	14	(47)	16
memo: Organic movement % excluding Travel Retail and Guinness	22	11	18	33	19	33	20

2019 to 2021 reported growth %	17	(13)	(12)	(7)	(7)	(62)	(1)
2019 to 2021 growth on constant basis %	24	(9)	4	9	(4)	(62)	6

Business review (continued)

	North America £ million	Europe and Turkey £ million	Africa £ million	Latin America and Caribbean £ million	Asia Pacific £ million	Corporate £ million	Total £ million
Marketing
2020 reported	727	428	160	155	365	6	1,841
Exchange	10	(5)	(3)	—	1	(3)	—
Disposals(viii)	—	(2)	(1)	—	—	—	(3)
2020 adjusted	737	421	156	155	366	3	1,838
memo: 2020 Travel Retail and Guinness	58	94	33	4	40	—	229
memo: 2020 adjusted excluding Travel Retail and Guinness	679	327	123	151	326	3	1,609
Organic movement	248	56	22	28	60	3	417
memo: 2021 Travel Retail and Guinness movement	11	(17)	9	(1)	(15)	—	(13)
memo: 2021 Movement excluding Travel Retail and Guinness	237	73	13	29	75	3	430
Acquisitions(viii)	12	—	—	—	—	—	12
Fair value remeasurement of contingent considerations, equity option and earn out arrangements	1	—	—	—	—	—	1
Exchange	(62)	(4)	(10)	(22)	(8)	1	(105)
2021 reported	936	473	168	161	418	7	2,163
Organic movement %	34	13	14	18	16	100	23
memo: Organic movement % excluding Travel Retail and Guinness	35	22	11	19	23	100	27

Business review (continued)

Operating profit before exceptional items	North America £ million	Europe and Turkey £ million	Africa £ million	Latin America and Caribbean £ million	Asia Pacific £ million	Corporate £ million	Total £ million
2019 reported							4,116
Exchange(ii)							—
Acquisition and disposal(vii)							(29)
2019 adjusted							4,087
memo: 2019 Travel Retail and Guinness							759
memo: 2019 adjusted excluding Travel Retail and Guinness							3,328
Organic movement							(589)
memo: 2020 Travel Retail and Guinness movement							(289)
memo: 2020 Movement excluding Travel Retail and Guinness							(300)
Acquisitions and disposals(vii)							(5)
Fair value remeasurement of contingent considerations and equity option(iv)							(7)
Fair value remeasurement of biological assets							9
Exchange(ii)							(1)
2020 reported							3,494
Organic movement %							(14)
memo: Organic movement % excluding Travel Retail and Guinness							(9)

Operating profit before exceptional items
2020 reported	2,034	757	101	248	501	(147)	3,494
Exchange(v)	44	(18)	11	10	9	(5)	51
Fair value remeasurement of contingent considerations and equity option	10	4	—	(7)	—	—	7
Fair value remeasurement of biological assets	—	—	—	(9)	—	—	(9)
Disposals(viii)	(1)	(9)	—	—	—	—	(10)
2020 adjusted	2,087	734	112	242	510	(152)	3,533
memo: 2020 Travel Retail and Guinness	80	185	56	24	113	20	478
memo: 2020 adjusted excluding Travel Retail and Guinness	2,007	549	56	218	397	(172)	3,055
Organic movement	352	(38)	113	153	113	(66)	627
memo: 2021 Travel Retail and Guinness movement	(27)	(76)	24	(8)	(47)	(13)	(147)
memo: 2021 Movement excluding Travel Retail and Guinness	379	38	89	161	160	(53)	774
Acquisitions(viii)	(18)	(3)	—	—	—	—	(21)
Fair value remeasurement of contingent considerations, equity option and earn out arrangements	(9)	(27)	—	—	—	—	(36)
Exchange(v)	(175)	(31)	(54)	(92)	(15)	10	(357)
2021 reported	2,237	635	171	303	608	(208)	3,746
Organic movement %	17	(5)	101	63	22	(43)	18
memo: Organic movement % excluding Travel Retail and Guinness	19	7	159	74	40	(31)	25

Organic operating margin %
2021	44.1	26.5	14.6	33.2	24.2	n/a	30.9
2020	45.3	29.2	8.7	26.5	22.5	n/a	30.4
Margin movement (bps)	(124)	(265)	586	674	169	n/a	46

2019 to 2021 reported growth %							(9)
2019 to 2021 growth on constant basis %							1
(1)    For the reconciliation of sales to net sales see page 104.
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
(iii)     For the year ended 30 June 2019, trade investment of £10 million has been reclassified from marketing to net sales.
(iv)    Change in contingent consideration re Casamigos was reported as part of acquisitions in the year ended 30 June 2019.
(v)    The impact of movements in exchange rates on reported figures for net sales and operating profit are principally in respect of the translation exchange impact of the strengthening of sterling against the US dollar, the Brazilian real, the Indian rupee and the Turkish lira, partially offset by the weakening of sterling against the euro.
(vi)    In the year ended 30 June 2021, £14 million has been reclassified from cost of goods sold to excise duties.

Business review (continued)
(vii)    In the year ended 30 June 2020, the acquisitions and disposals that affected volume, net sales and operating profit were as follows:

	Volume equ. units million	Net sales £ million	Operating profit £ million
Year ended 30 June 2019
Acquisition
Change in contingent consideration re Casamigos	—	—	15
	—	—	15
Disposals
Portfolio of 19 brands	(2.2)	(79)	(42)
South African ready to drink	(0.5)	(43)	—
South African cider	—	(4)	(1)
UNB	(2.2)	(43)	(1)
	(4.9)	(169)	(44)

Acquisitions and disposals	(4.9)	(169)	(29)
Year ended 30 June 2020
Acquisition
Seedlip and Aecorn	0.1	12	(8)
	0.1	12	(8)
Disposals
Supply contracts in respect of the 19 brands sold to Sazerac	1.1	31	3
South African ready to drink	0.3	19	—
UNB	1.5	31	—
	2.9	81	3

Acquisitions and disposals	3.0	93	(5)

(viii)    In the year ended 30 June 2021, the acquisitions and disposals that affected volume, sales, net sales, marketing and operating profit were as follows:

	Volume equ. units million	Sales £ million	Net sales £ million	Marketing £ million	Operating profit £ million
Year ended 30 June 2020
Disposals
UNB	(1.5)	(29)	(29)	(1)	—
Budweiser distribution license termination	(0.3)	(57)	(32)	(2)	(9)
Supply contracts in respect of the 19 brands sold to Sazerac	(0.6)	(29)	(21)	—	(1)
South African ready to drink	(0.3)	(31)	(18)	—	—
	(2.7)	(146)	(100)	(3)	(10)
Year ended 30 June 2021
Acquisitions
Aviation Gin and Davos Brands	0.1	26	24	(9)	(14)
Chase Distillery	—	3	2	—	(3)
Lone River	—	3	3	(2)	(3)
Loyal 9 Cocktails	—	1	1	(1)	(1)
	0.1	33	30	(12)	(21)
Disposal
South African ready to drink	0.1	8	5	—	—
	0.1	8	5	—	—
Acquisitions and disposals	0.2	41	35	(12)	(21)

Business review (continued)
Earnings per share before exceptional items
Earnings per share before exceptional items is calculated by dividing profit attributable to equity shareholders of the parent company before exceptional items by the weighted average number of shares in issue.
Earnings per share before exceptional items for the year ended 30 June 2021 and 30 June 2020 are set out in the table below:

	2021 £ million	2020 £ million
Profit attributable to equity shareholders of the parent company	2,660	1,409
Exceptional operating and non-operating items	1	1,380
Exceptional taxation charges/(benefits)	88	—
Tax in respect of exceptional operating and non-operating items	(4)	(154)
Exceptional items attributable to non-controlling interests	1	(69)
	2,746	2,566
Weighted average number of shares	million	million
Shares in issue excluding own shares	2,337	2,346
Dilutive potential ordinary shares	8	8
	2,345	2,354
	pence	pence
Basic earnings per share before exceptional items	117.5	109.4
Diluted earnings per share before exceptional items	117.1	109.0

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
The group’s management regards the purchase and disposal of property, plant and equipment and computer software as ultimately non-discretionary since ongoing investment in plant, machinery and technology is required to support the day-to-day operations, whereas acquisition and sale of businesses are discretionary.
Where appropriate, separate explanations are given for the impacts of acquisition and sale of businesses, dividends paid and the purchase of own shares, each of which arises from decisions that are independent from the running of the ongoing underlying business.
Free cash flow reconciliations for the year ended 30 June 2021 and 30 June 2020 are set out in the table below:

	2021 £ million	2020 £ million
Net cash inflow from operating activities	3,654	2,320
Disposal of property, plant and equipment and computer software	13	14
Purchase of property, plant and equipment and computer software	(626)	(700)
Movements in loans and other investments	(4)	—
Free cash flow	3,037	1,634

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
The ratio is stated at the budgeted exchange rates for the respective year in line with management reporting and is expressed as a percentage.
Operating cash conversion for the year ended 30 June 2021 and 30 June 2020 were as follows:

	2021 £ million	2020 £ million
Profit for the year	2,799	1,454
Taxation	907	589
Share of after tax results of associates and joint ventures	(334)	(282)
Net finance charges	373	353
Non-operating items	(14)	23
Operating profit	3,731	2,137
Exceptional operating items	15	1,357
Fair value remeasurement	36	(2)
Depreciation and amortisation(i)	447	494
Retranslation to budgeted exchange rates	375	(2)
	4,604	3,984
Cash generated from operations	4,857	3,529
Net exceptional cash received(ii)	(49)	(1)
Post employment payments less amounts included in operating profit(i)	35	109
Net movement in maturing inventories(iii)	174	262
Provision movement	60	(22)
Dividends received from associates	(290)	(4)
Other items(i)	(88)	14
Retranslation to budgeted exchange rates	387	12
	5,086	3,899
Operating cash conversion	110.5%	97.9%
(i)    Excluding exceptional items.
(ii)    Exceptional cash received for substitution drawback was £60 million (2020 - £26 million), exceptional cash payments for other donations was £1 million (2020 - £7 million), for tax payments £10 million (2020 - £18 million).
(iii)    Excluding non-cash movements such as exchange and the impact of acquisitions and disposals.

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
Calculations for the return on average total invested capital for the year ended 30 June 2021 and 30 June 2020 are set out in the table below:

	2021 £ million	2020 £ million
Operating profit	3,731	2,137
Exceptional operating items	15	1,357
Profit before exceptional operating items attributable to non-controlling interests	(138)	(114)
Share of after tax results of associates and joint ventures	334	282
Tax at the tax rate before exceptional items of 22.2% (2020 – 21.7%)	(906)	(795)
	3,036	2,867
Average net assets (excluding net post employment assets/liabilities)	8,146	9,063
Average non-controlling interests	(1,587)	(1,723)
Average net borrowings	12,672	12,551
Average integration and restructuring costs (net of tax)	1,639	1,639
Goodwill at 1 July 2004	1,562	1,562
Average total invested capital	22,432	23,092
Return on average total invested capital	13.5%	12.4%

Business review (continued)
Adjusted net borrowings to earnings before exceptional operating items, interest, tax, depreciation, amortisation and impairment (adjusted EBITDA)
Diageo manages its capital structure with the aim of achieving capital efficiency, providing flexibility to invest through the economic cycle and giving efficient access to debt markets at attractive cost levels. The group regularly assesses its debt and equity capital levels to enhance its capital structure by reviewing the ratio of adjusted net borrowings to adjusted EBITDA.
Calculations for the ratio of adjusted net borrowings to adjusted EBITDA at year ended 30 June 2021 and 30 June 2020 are set out in the table below:

	2021 £ million	2020 £ million
Borrowings due within one year	1,862	1,995
Borrowings due after one year	12,865	14,790
Fair value of foreign currency derivatives and interest rate hedging instruments	(232)	(686)
Lease liabilities	363	470
Less: Cash and cash equivalents	(2,749)	(3,323)
Net borrowings	12,109	13,246
Post employment benefit liabilities before tax	574	749
Adjusted net borrowings	12,683	13,995
Profit for the year	2,799	1,454
Taxation(i)	907	589
Net finance charges	373	353
Depreciation, amortisation and impairment (excluding exceptional items)	447	494
Exceptional impairment	—	1,345
EBITDA	4,526	4,235
Exceptional operating items (excluding impairment)	15	12
Non-operating items	(14)	23
Adjusted EBITDA	4,527	4,270
Adjusted net borrowings to adjusted EBITDA	2.8	3.3
(i)    For the year ended 30 June 2021 taxation includes £nil tax credit on exceptional impairment, £4 million tax credit on other exceptional operating items, £nil on non-operating items and £88 million exceptional tax charge (2020 - £165 million tax credit on exceptional impairment, £11 million tax charge on other exceptional operating items, £nil on non-operating items and £nil exceptional tax charge, respectively).

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
The tax rates from operations before exceptional and after exceptional items for the year ended 30 June 2021 and year ended 30 June 2020 are set out in the table below:

	2021 £ million	2020 £ million
Tax before exceptional items (a)	823	743
Tax in respect of exceptional items	(4)	(154)
Exceptional tax charge	88	—
Taxation on profit (b)	907	589
Profit before taxation and exceptional items (c)	3,707	3,423
Non-operating items	14	(23)
Exceptional operating items	(15)	(1,357)
Profit before taxation (d)	3,706	2,043
Tax rate before exceptional items (a/c)	22.2%	21.7%
Tax rate after exceptional items (b/d)	24.5%	28.8%

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
References to emerging markets include Poland, Eastern Europe, Turkey, Africa, Latin America and Caribbean, and Asia Pacific (excluding Australia, Korea and Japan).
References to reserve brands include, but are not limited to, Johnnie Walker Blue Label, Johnnie Walker Green Label, Johnnie Walker Gold Label Reserve, Johnnie Walker Aged 18 Years, John Walker & Sons Collection and other Johnnie Walker super premium brands; Roe & Co; The Singleton, Cardhu, Talisker, Lagavulin and other malt brands; Buchanan’s Special Reserve, Buchanan’s Red Seal; Bulleit Bourbon, Bulleit Rye; Tanqueray No. TEN, Tanqueray ready to drink, Tanqueray Malacca Gin; Cîroc, Ketel One vodka, Ketel One Botanical; Don Julio, Casamigos, Zacapa, Bundaberg SDlx, Shui Jing Fang, Jinzu gin, Haig Club whisky, Orphan Barrel whiskey and DeLeón; Villa Ascenti, Copper Dog whisky, Belsazar and Pierde Almas.
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
References to ready to drink also include ready to serve products, such as pre-mixed cans in some markets.
References to beer include cider, flavoured malt beverages and some non-alcoholic products such as Malta Guinness.
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
This Strategic Report, which has been approved by a duly appointed and authorised committee of the Board of Directors, was signed on its behalf by Siobhan Moriarty, the Company Secretary, on 28 July 2021.

Governance

Board of Directors

Diversity, balance and experience

Javier Ferrán
Chairman 3* | Nationality: Spanish
Appointed: Chairman and Chairman of the Nomination Committee: January 2017 (Appointed Chairman Designate and Non-Executive Director: July 2016)
Key strengths: Brings extensive board-level experience from the drinks and consumer products industry, including at chief executive level, and has a wealth of experience in consumer goods through his venture capital activities to draw from in his role as Chairman and leader of the Board
Current external appointments: Chairman, International Consolidated Airlines Group, S.A.; Senior Advisor and chairman of investee company board, BlackRock Long Term Private Capital
Previous relevant experience: Non-Executive Director and Senior Independent Director, Associated British Foods plc; Non-Executive Director, Coca-Cola European Partners plc; Member, Advisory Board of ESADE Business School; President and CEO, Bacardi Limited; Non-Executive Director, SABMiller plc

Ivan Menezes
Chief Executive 2* | Nationality: American/British
Appointed: Chief Executive: July 2013 (Appointed Executive Director: July 2012)
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

Lavanya Chandrashekar
Chief Financial Officer 2 | Nationality: American
Appointed: Chief Financial Officer and Executive Director: July 2021
Key strengths: Brings broad financial expertise, commercial skills and strong consumer goods experience to manage the group’s affairs relating to financial controls, accounting, tax, treasury and investor relations
Previous Diageo roles: Chief Financial Officer, Diageo North America and Global Head of Investor Relations
Previous relevant experience: Vice President Finance, Global Cost Leadership and Supply Chain, Mondelēz International; VP Finance, North America, Mondelēz International, VP Finance, Eastern Europe, Middle East and Africa, Mondelēz International; various senior finance roles at Procter & Gamble

Susan Kilsby
Senior Independent Director 1 3 4* | Nationality: American/British
Appointed: Senior Independent Director: October 2019 (Appointed Non-Executive Director: April 2018 and Chairman of the Remuneration Committee: January 2019)
Key strengths: Brings wide-ranging corporate governance and board level experience across a number of industries, including a consumer goods sector focus, with particular expertise in mergers and acquisitions, corporate finance and transaction advisory work
Current external appointments: Non-Executive Chair, Fortune Brands Home & Security, Inc.; Non-Executive Director, Unilever PLC, BHP Group Plc, BHP Group Limited; Member, the Takeover Panel
Previous relevant experience: Senior Independent Director and Chair of Remuneration Committee, BHP Group Plc, BHP Group Limited; Senior
Independent Director, BBA Aviation plc; Chairman, Shire plc; Chairman, Mergers and Acquisitions EMEA, Credit Suisse; Senior Advisor, Credit Suisse; Non-Executive Director, Goldman Sachs International, Keurig Green Mountain, L’Occitane International, Coca-Cola HBC

Governance (continued)
Melissa Bethell
Non-Executive Director 1 3 4 | Nationality: American/British
Appointed: Non-Executive Director: June 2020
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
Previous relevant experience: Managing Director and Senior Advisor, Private Equity, Bain Capital; Non-Executive Director, Atento S.A., Worldpay plc, Samsonite S.A.

Valérie Chapoulaud-Floquet
Non-Executive Director 1 3 4 | Nationality: French
Appointed: Non-Executive Director: January 2021
Key strengths: Brings strong experience and expertise in the luxury consumer goods sector, having spent her career in the industry working in a number of international markets, including developed and emerging markets, and as a former CEO in the premium drinks industry
Current external appointments: Non-Executive Director, Nextstage S.C.A., Jacobs Holding AG; Vice Chairman, Sofisport
Previous relevant experience: Chief Executive Officer, Rémy Cointreau S.A.; President and CEO for the Americas, Louis Vuitton, LVMH Group; President and CEO for North America, Louis Vuitton, LVMH Group; President South Europe, Louis Vuitton, LVMH Group; President and CEO, Louis Vuitton Taiwan, LVMH Group; President, Luxury Product Division for the USA, L’Oréal Group

Sir John Manzoni
Non-Executive Director 1 3 4 | Nationality: British
Appointed: Non-Executive Director: October 2020
Key strengths: Has strong commercial executive experience as a former CEO in the energy sector and non-executive board level experience, including in the alcoholic beverage industry, as well as more recent expertise in public policy and government affairs
Current external appointments: Chairman, SSE plc; Chairman, Atomic Weapons Establishment
Previous relevant experience: Chief Executive of the Civil Service and Permanent Secretary of the Cabinet Office, HM Government; President and Chief Executive Officer, Talisman Energy; Chief Executive, Refining & Marketing, BP p.l.c.; Chief Executive, Gas & Power, BP p.l.c.; Non-Executive Director, SABMiller plc

Lady Mendelsohn
Non-Executive Director 1 3 4 | Nationality: British
Appointed: Non-Executive Director: September 2014
Key strengths: Has specialist knowledge and understanding of consumer-facing emerging technologies, privacy and data issues, as well as wide experience of board and committee level appointments across diverse commercial, governmental and charitable institutions, as well as advisory roles in advertising and production of consumer goods
Current external appointments: Vice President, Facebook EMEA and Interim Head of the Global Business Group, Facebook; Co-President, Norwood; Member, Mayor’s Business Advisory Board; Chair, Follicular Lymphoma Foundation
Previous relevant experience: Executive Chairman, Karmarama; Deputy Chairman, Grey London; Board Director, BBH, Fragrance Foundation; President, Institute of Practitioners in Advertising; Director, Women’s Prize for Fiction; Co-Chair, Creative Industries Council; Member, HMG Industrial Strategy Council; Board Member, CEW; Trustee, White Ribbon Alliance; Chair, Corporate Board, Women’s Aid

Alan Stewart
Non-Executive Director 1* 3 4 | Nationality: British
Appointed: Non-Executive Director: September 2014 (Appointed Chairman of the Audit Committee: January 2017)
Key strengths: Has a strong background in financial, investment banking and commercial matters, with particular expertise in consumer retail industries, as well as board and committee level experience at industry institutions
Current external appointments: Member of the Advisory Board, Chartered Institute of Management Accountants
Previous relevant experience: Chief Finance Officer, Tesco PLC; Non-Executive Director, Tesco Bank; Chief Financial Officer, Marks & Spencer Group plc, AWAS; Non-Executive Director, Games Workshop plc; Group Finance Director, WH Smith PLC; Chief Executive, Thomas Cook UK

Governance (continued)
Ireena Vittal
Non-Executive Director1 3 4 | Nationality: Indian
Appointed: Non-Executive Director: October 2020
Key strengths: Brings a wealth of FMCG experience from a career in executive consulting with a focus on consumer sectors and emerging markets, including India, as well as broad experience in non-executive board roles in the UK and India
Current external appointments: Non-Executive Director, Compass Group PLC, Housing Development Finance Corporation Limited; Non-Executive and Lead Independent Director, Godrej Consumer Products Limited, Wipro Limited
Previous relevant experience: Head of Marketing and Sales, Hutchinson Max Telecom; Partner, McKinsey and Company; Non-Executive Director, Titan Company Limited, Tata Global Beverages Limited, Tata Industries, GlaxoSmithKline Consumer Healthcare

Other changes since 1 July 2020
– Siobhán Moriarty will retire as General Counsel & Company Secretary of Diageo plc with effect from the end of the Annual General Meeting to be held on 30 September 2021 and will be succeeded by Tom Shropshire.
– Kathryn Mikells ceased to be Chief Financial Officer and Executive Director on 30 June 2021.
– Ho KwonPing ceased to be a Non-Executive Director on 28 September 2020.

Board Committees
1	Audit Committee
2	Executive Committee
3	Nomination Committee
4	Remuneration Committee
*	Chairman of the committee

Governance (continued)
Executive Committee

Broad skills, diversity and expertise

Siobhán Moriarty
General Counsel & Company Secretary
Nationality: Irish
Appointed: July 2013
Previous Diageo roles: General Counsel Designate; Corporate M&A Counsel; Regional Counsel Ireland; General Counsel Europe
Current external appointments: Non-Executive Director, Friends Board of the Royal Academy of Arts; Board Member, European General Counsel Association
Previous relevant experience: various positions in law firm private practice, Dublin and London

Hina Nagarajan
Managing Director and CEO of United Spirits Limited
Nationality: Indian
Appointed: July 2021
Previous Diageo roles: CEO-Designate, United Spirits Limited; Managing Director, Africa Regional Markets
Previous relevant experience: Managing Director, China & SVP North Asia, Reckitt Benckiser; General Manager, Malaysia & Singapore, Reckitt Benckiser; CEO & MD Mary Kay India; senior marketing and general management roles, ICI Paints India and Nestlé India

Daniel Mobley
Global Corporate Relations Director
Nationality: British
Appointed: June 2017
Previous Diageo roles: Corporate Relations Director, Europe
Previous relevant experience: Regional Head of Corporate Affairs, India & South Asia, Regional Head of Corporate Affairs, Africa,
Group Head of Government Relations, Standard Chartered; extensive government experience including in HM Treasury and Foreign & Commonwealth Office

Ewan Andrew
President, Global Supply Chain and Procurement & Chief Sustainability Officer
Nationality: British
Appointed: September 2019
Previous Diageo roles: Supply Director, International Supply Centre; Senior Vice President, Supply Chain & Procurement, Latin America & Caribbean; Senior Vice President Manufacturing & Distilling, North America; various supply chain, operational management and procurement roles
Current external appointments: Member, Scotch Whisky Association Council

Alvaro Cardenas
President, Latin America and Caribbean
Nationality: Colombian
Appointed: January 2021
Previous Diageo roles: Managing Director, Andean Region; Director, End-to-End Global Commercial Processes; Finance Director, South East Asia Region, PUB (Paraguay, Uruguay and Brazil) Region, Andean Region, Colombia

Mairéad Nayager
Chief HR Officer
Nationality: Irish
Appointed: October 2015
Previous Diageo roles: HR Director, Diageo Europe; HR Director, Brandhouse, South Africa; HR Director, Diageo Africa Regional Markets; Talent & Organisational Effectiveness Director, Diageo Africa; Employee Relations Manager, Diageo Ireland
Previous relevant experience: Irish Business and Employers’ Confederation

Governance (continued)
Debra Crew
President, North America & Global Supply
Nationality: American
Appointed: July 2020
Previous Diageo roles: Non-Executive Director, Diageo plc
Current external appointments: Non-Executive Director, Stanley Black & Decker, Inc.
Previous relevant experience: Non-Executive Director, Newell Brands, Mondelēz International Inc.; President and CEO, Reynolds American, Inc; President, PepsiCo North America Nutrition, PepsiCo Americas Beverages, Western Europe Region; various positions with Kraft Foods, Nestlé, S.A., and Mars

John Kennedy
President, Europe and India
Nationality: American
Appointed: July 2016
Previous Diageo roles: President, Europe and Western Europe; Chief Operating Officer, Western Europe; Marketing Director, Australia; General Manager for Innovation, North America; President and Chief Executive Officer, Diageo Canada; Managing Director, Diageo Ireland
Previous relevant experience: brand management roles, GlaxoSmithKline and Quaker Oats

Sam Fischer
President, Asia Pacific & Global Travel
Nationality: Australian
Appointed: September 2014
Previous Diageo roles: Managing Director, Diageo Greater China; Managing Director of South East Asia, Diageo Asia Pacific; General Manager, Diageo IndoChina and Vietnam
Current external appointments: Non-Executive Director, Burberry Group Plc
Previous relevant experience: Senior management roles across Central Europe and Indochina, Colgate Palmolive

Cristina Diezhandino
Chief Marketing Officer
Nationality: Spanish
Appointed: July 2020
Previous Diageo roles: Global Category Director, Scotch & Managing Director, Reserve Brands; Managing Director, Caribbean and Central America; Marketing & Innovation Director, Diageo Africa; Category Director, Scotch Portfolio & Gins; Global Brand Director, Johnnie Walker
Previous relevant experience: Corporate Marketing Director, Allied Domecq Spain; marketing roles, Unilever HPC US, UK and Spain

John O’Keeffe
President, Africa & Beer
Nationality: Irish
Appointed: July 2015
Previous Diageo roles: CEO and Managing Director, Guinness Nigeria; Global Head, Innovation; Global Head, Beer and Baileys; Managing Director, Russia and Eastern Europe; various management and marketing positions

Tom Shropshire
General Counsel & Company Secretary Designate
Nationality: American/British
Appointed: July 2021
Current external appointments: Member of the Steering Committee, The Parker Review; Trustee, Charity Projects Limited (Comic Relief); Director, Comic Relief Limited
Previous relevant experience: Partner & Global US Practice Head, Linklaters LLP

Ivan Menezes and Lavanya Chandrashekar are also members of the Executive Committee.
Their biographies can be found on page 154.

Governance (continued)
Letter from the Chairman of the Board of Directors
Robust and resilient governance
Dear Shareholder
On behalf of the Board, it is my great pleasure to present the corporate governance report for the year ended 30 June 2021, summarising the role of the Board in providing effective leadership in promoting the long-term sustainable success of Diageo.
The Board plays a critical role in ensuring that Diageo conducts its business in a manner which is consistent with the highest standards of corporate governance and ethical behaviour so that Diageo contributes positively to wider society. We take our legal and regulatory requirements very seriously and seek to demonstrate this through consistent compliance with those requirements and through evolving our processes to reflect the latest developments in best practice corporate governance. We are also very conscious that good governance is not simply a matter of regulatory compliance but encompasses multiple issues including transparency in reporting and accounting, fair remuneration and benefits, enabling better decision-making through inclusion and diversity, operating with integrity and honesty, and through use of ethical supply chains.
We therefore take the view that, together with our environmental and social action plans as exemplified by our ambitious 'Society 2030: Spirit of Progress' targets, companies such as Diageo must contribute to society through rolemodelling good governance in its broader sense. Maintaining our focus on sustainability and other ESG issues is not only entirely consistent with our values, but it will enhance Diageo’s ability to access capital, recruit the best people and retain the confidence of customers, consumers and the communities in which we operate. We are aware that to fulfil our Performance Ambition it is vital to build and reinforce trust consistently amongst all our stakeholders, being conscious of and giving consideration to the needs and interests of those stakeholders in our decision-making and stewardship of the business.
Diageo has a strong and long-established purpose, culture and set of values which collectively anchor our priorities, decision-making and actions even in very challenging circumstances such as those experienced since the outbreak of the Covid-19 pandemic. That Diageo is emerging strongly is in no small part due to the Board and Executive Committee adhering to uncompromising ethical standards, being led by our purpose, culture and values, and by taking swift and decisive action to respond with agility to anticipate and address changing circumstances, risks and opportunities.
Our robust and efficient governance processes, at Board level and throughout the company, make a critical contribution to Diageo’s ability to create sustainable long-term value for shareholders, especially during difficult external conditions. We recognise that our ambition of being one of the most trusted and respected consumer goods companies can only be achieved through demonstrable good governance in its broadest sense.
Javier Ferrán
Chairman

Compliance with the UK Corporate Governance Code
During the financial year ended 30 June 2021, Diageo has applied the Principles and complied with the Provisions of the UK Corporate Governance Code 2018 (the Code), with the exception of Provision 38 in respect of company pension contributions for incumbent Executive Directors, details of which are set out on page 192. Below are some examples of Diageo’s compliance with certain areas of the Code, together with cross-references to other sections of this Annual Report where further information can be found.
– Whistle-blowing mechanisms (Provision 6): SpeakUp is a confidential global service which can be used by the workforce or any third parties to raise concerns about anything relating to Diageo, including potential breaches of Diageo’s Code of Business Conduct, policies, standards or the law, or anything which might cause risk of harm to others or the environment. SpeakUp, which is administered by an independent service provider, can be accessed either online or by telephone and can, in countries where legally permitted, be used anonymously and reports kept confidential. Allegations are investigated by independent Diageo teams and progress on investigations monitored by the Business Integrity team. Where allegations are substantiated, appropriate disciplinary and corrective actions are taken. The Audit Committee receives and reviews regular reports on allegations, including trends information and investigation closure rates. Since all of Diageo’s non-executive directors attend the Audit Committee, all non-executive directors receive the same reports directly from the Business Integrity team. Further information is set out on page 178-179.
– Independence (Provisions 9, 10, 11 and 12): The Chairman was considered independent on his appointment, as assessed against the criteria set out in Provision 10 of the Code. The roles of chairman and chief executive are not exercised by the same person. Over half of the Directors are independent non-executives and none have served for longer than nine years. Susan Kilsby is our Senior Independent Director and meets with other non-executive directors, without the Chairman attending, twice yearly to appraise the performance of the Chairman. Further information about the structure of the Board is set out on pages 160-162.
– Board effectiveness evaluation (Provisions 21 and 22): A formal rigorous assessment and evaluation of the performance of the Board, its Committees, its processes and procedures, and of individual directors including the Chairman is undertaken each year. During this year, the evaluation was facilitated by an external professional reviewer, Independent Board Evaluation, which was appointed following a competitive tender process managed by Diageo’s procurement and company secretarial teams. Further details about this external Board evaluation exercise, its methodology, recommendations and actions are set out on pages 168-169.

Governance (continued)
Corporate governance report

Enabling our ambition

Corporate governance structure and division of responsibilities

Nomination Committee
Audit Committee
Remuneration Committee
Independent oversight and rigorous challenge
Board of Directors
Chief Executive has delegated authority to these Committees
Leadership
Executive Committee
Filings Assurance Committee
Finance Committee
Audit & Risk Committee
Business unit risk management

Governance (continued)

Leadership	Independent oversight and rigorous challenge
Chief Financial Officer	Non-Executive Directors
Lavanya Chandrashekar	Melissa Bethell, Valérie Chapoulaud- Floquet, Sir John Manzoni, Lady Mendelsohn, Alan Stewart and Ireena Vittal
– Manages all aspects of the group's financial affairs
– Responsible for the management of the capital structure of the company
– Contributes to the management of the group's operations
– Along with the Chief Executive, leads discussions with investors
– Is supported by the Finance Committee and Filings Assurance Committee in the management of the financial affairs and reporting of the company
– Is a member of the Executive Committee	The Non-Executive Directors, all of whom the Board has determined are independent, experienced and influential individuals from a diverse range of industries, backgrounds and countries.
– Constructively challenge the Executive Directors
– Develop proposals on strategy
– Scrutinise the performance of management
– Satisfy themselves on the integrity of the financial information, controls and systems of risk management
– Set the levels of remuneration for Executive Directors and senior management
– Make recommendations to the Board concerning appointments to the Board
– Devote such time as is necessary to the proper performance of their duties
A summary of the terms and conditions of appointment of the Non-Executive Directors is available at https://www.diageo.com/en/our-business/corporate-governance.

Chief Executive
Ivan Menezes
– Develops the group’s strategic direction for consideration and approval by the Board
– Implements the strategy agreed by the Board
– Leads the Executive Committee
– Manages the company and the group
– Along with the Chief Financial Officer, leads discussions with investors
– Is supported in his role by the Executive Committee
– Is supported by the Finance Committee and Filings Assurance Committee in the management of financial reporting of the company

Chairman	Senior Independent Director
Javier Ferrán	Susan Kilsby
– Responsible for the operation, leadership and governance of the Board
– Ensures all Directors are fully informed of matters and receives precise, timely and clear information sufficient to make informed judgements
– Sets Board agendas and ensures sufficient time is allocated to ensure effective debate to support sound decision making
– Ensures the effectiveness of the Board
– Engages in discussions with shareholders
– Meets with the Non-Executive Directors independently of the Executive Directors
– Designated Non-Executive Director for workforce engagement	– Acts as a sounding board for the Chairman and serves as an intermediary for the other Directors where necessary
– Together with the other Non- Executive Directors, leads the review of the performance of the Chairman, taking into account the views of the Executive Directors
– Available to shareholders if they have concerns where contact through the normal channels has failed

Company Secretary
Siobhán Moriarty
– The Board is supported by the Company Secretary who ensures information is made available to Board members in a timely fashion
– Supports the Chairman in setting Board agendas, designing and delivering Board inductions and Board evaluations, and co-ordinates post-evaluation action plans, including risk review and training requirements for the Board
– Advises on corporate governance matters
– Is a member of the Executive Committee as General Counsel

Board of Directors
Composition of the Board
The Board comprises the Non-Executive Chairman, two Executive Directors, the Senior Independent Director, and six independent Non- Executive Directors. The biographies of all Directors are set out in this Annual Report on pages 154-156.
This year there have been a number of changes in Board membership, with Ho KwonPing retiring from his role as Non-Executive Director in September 2020 after eight years’ service and the appointments of new Non-Executive Directors Sir John Manzoni and Ireena Vittal in October 2020 and Valérie Chapoulaud-Floquet in January 2021. There has also been a recent change in Executive Directors with Lavanya Chandrashekar taking over from Kathryn Mikells as Chief Financial Officer with effect from 1 July 2021. The Board is very grateful to Kathy for the significant contribution she has made since she joined in November 2015, managing the company’s global productivity programme and capital allocation decisions, rationalising and refreshing our portfolio and enhancing Diageo’s reputation through returning value to shareholders. The Board is also pleased that Lavanya, a strong internal successor to Kathy, has stepped up to the role of Chief Financial Officer given her strong track record at Diageo and previously with other consumer goods companies. These new appointments enhance the diversity of skills, experiences and backgrounds of the Board and will result in different perspectives and approaches being expressed, firmly rooted in Diageo’s consistent purpose, culture and values.

Governance (continued)
Inclusion and diversity
The Board sees championing inclusion and diversity as one of the key enablers for achieving Diageo’s ambition. It is also a core principle of the company’s global Human Rights Policy which applies to all employees, subsidiaries and third-party contractors and which has been implemented as part of our Code of Business Conduct programme. Our objective is to maintain and sustain an inclusive and diverse business, across all levels, functions and geographies, in order to create a better working environment and a better performing business. As part of this, the Board has adopted a written Board Diversity Policy alongside Diageo’s Code of Business Conduct and associated global policies, which set out Diageo’s broader commitment to inclusion and diversity. Diageo strongly supports diversity within its Board of Directors, including gender, ethnicity, age and professional diversity, as well as diversity of thought. The Board is comprised of individuals from a diverse range of skills, industries, backgrounds and nationalities, which enables a broad evaluation of all matters considered by the Board and contributes to a culture of collaborative and constructive discussion. The Board’s objective, as set out in its Diversity Policy, is that it shall include no less than 40% female representation (with the ultimate goal being parity between males and females on the Board) and at least one director from a minority ethnic group. Currently, women make up 60% of the Board and there are four directors (40%) who self-disclose as being from minority ethnic groups. Further information can be found in the ‘Our people’ and ‘Champion inclusion and diversity’ sections of ‘Our strategic priorities’ on pages 41-42 and 53-55.

Outside interests
The Board has adopted guidelines for dealing with conflicts of interest, with directors' outside interests being regularly reviewed and responsibility for authorising conflicts of interest reserved for the Board. In the case of a potential conflict, the Nomination Committee considers the circumstances, appropriate controls and protocols, and makes a recommendation to the Board. The Board confirmed that it was not aware of any situations that may or did give rise to conflicts with the interests of the company, other than those that may arise from Directors’ other appointments as disclosed in their biographies.

Duties of the Board
The Board manages overall control of the company’s affairs with reference to the formal schedule of matters reserved for the Board for decision. The schedule was last reviewed in April 2021 and is available at https://www.diageo.com/en/our-business/corporate-governance. In order to fulfil their duties, procedures are in place for Directors to seek both independent advice and the advice and services of the Company Secretary, who is responsible for advising the Board on all governance matters. During the year, the Non-Executive Directors met without management present six times, and also without the Chairman present twice. The terms of reference of Board Committees are reviewed regularly, most recently in April 2021, and are available at https://www.diageo.com/en/our-business/corporate-governance.

Corporate governance requirements
The principal corporate governance rules applying to Diageo (as a UK company listed on the London Stock Exchange) for the year ended 30 June 2021 are contained in the Code and the UK Financial Conduct Authority (FCA) Listing Rules, which require us to describe, in our Annual Report, our corporate governance from two points of view: the first dealing generally with our application of the Code’s main principles and the second dealing specifically with non-compliance with any of the Code’s provisions. The two descriptions together are designed to give shareholders a picture of governance arrangements in relation to the Code as a criterion of good practice. A copy of the Code is publicly available on the website of the Financial Reporting Council (FRC), www.frc.org.uk. Diageo’s statement as to compliance with the Code during the year ended 30 June 2021 can be found on page 159. Diageo must also comply with corporate governance rules contained in the FCA Disclosure Guidance and Transparency Rules and certain related provisions in the Companies Act 2006 (the Act). Diageo is also listed on the Euronext Dublin Exchange, the Euronext Paris Exchange and the New York Stock Exchange (NYSE), and as such is subject to applicable rules of those exchanges and jurisdictions. For example, Diageo is subject to the listing requirements of the NYSE and the rules of the US Securities and Exchange Commission (SEC), as they apply to foreign private issuers. Compliance with the provisions of the US Sarbanes-Oxley Act of 2002 (SOX), as it applies to foreign private issuers, is continually monitored. As Diageo follows UK corporate governance practice, differences from the NYSE corporate governance standards are summarised in Diageo’s 20-F filing and on our website at https://www.diageo.com/en/our-business/corporate-governance.

Structure and division of responsibilities
The Board has established a corporate governance framework as shown on pages 160-161. This includes the three Board Committees (Audit Committee, Nomination Committee and Remuneration Committee), as well as management committees which report to the Chief Executive or Chief Financial Officer (Executive Committee, Finance Committee, Audit & Risk Committee and Filings Assurance Committee). There is a clear separation of the roles of the Chairman, the Senior Independent Director and the Chief Executive which has been clearly established, set out in writing and approved by the Board. A copy of this is available at https://www.diageo.com/en/our-business/corporate-governance. No individual or group dominates the Board’s decision-making processes.

Governance (continued)
Further details on the Board Committees can be found in the separate reports from each Committee on pages 175 to 214, and details of the Executive Committee can be found on pages 157-158.
Board skills and experience
The Board is of the view that it is essential to have an appropriate mix of experience, expertise, diversity and independence. Such diverse attributes enable the Board as a whole to provide informed opinions and advice on strategy and relevant topics, thereby discharging its duty of oversight. Appointments to the Board are made following consideration of the experience and expertise of existing Directors, any required skill sets or competencies, and the strategic requirements of the company. Key strengths and relevant experience of each Director are set out on pages 154-156, and a matrix of the Board’s current skills and experience is set out in the chart below.

●	Finance
●	Banking / corporate finance
●	Consumer products
●	Sales and marketing
●	General management

Elections
The Chairman has confirmed that the Non-Executive Directors standing for election or re-election at this year’s AGM continue to perform effectively, both individually and collectively as a Board, and that each Non-Executive Director demonstrates commitment to their roles and continues to provide constructive challenge, strategic guidance and offer specialist advice, as well as holding management to account. As can be seen from the attendance records set out below, directors’ attendance levels have been consistently high throughout the year ended 30 June 2021 despite the impact of the pandemic and the consequent increased demands on their time.

Board attendance
Directors’ attendance record at the last AGM, scheduled Board meetings and Board Committee meetings, for the year ended 30 June 2021 is set out in the table below. The 2020 AGM was held as a 'closed meeting' under the provisions of the Corporate Insolvency and Governance Act 2020, with no directors other than the Chairman attending. For Board and Board Committee meetings, attendance is expressed as the number of meetings attended out of the number that each Director was eligible to attend. Where Directors were unable to attend a meeting, they were encouraged to give their views to the Chairman of each respective meeting ahead of that meeting being held.

	Annual General Meeting 2020, held as a “closed meeting”	Board (maximum 6)	Audit Committee (maximum 5)	Nomination Committee (maximum 5)	Remuneration Committee (maximum 8)
Javier Ferrán	✓	6/6	5/5 [1]	5/5	8/8 [1]
Ivan Menezes	N/A	6/6	2/5 [1]	5/5 [1]	7/7 [1]
Lavanya Chandrashekar[2]	N/A	N/A	N/A	N/A	N/A
Susan Kilsby	N/A	6/6	5/5	5/5	8/8
Melissa Bethell	N/A	6/6	4/5	5/5	8/8
Valérie Chapoulaud-Floquet[3]	N/A	2/2	2/2	2/2	5/5
Sir John Manzoni[4]	N/A	5/5	4/4	4/4	7/7
Nicola Mendelsohn	N/A	6/6	5/5	5/5	8/8
Alan Stewart	N/A	6/6	5/5	5/5	8/8
Ireena Vittal[5]	N/A	4/4	4/4	3/3	7/7
Former Directors
Ho KwonPing[6]	N/A	1/1	0/1	1/1	1/1
Kathryn Mikells[7]	N/A	6/6	5/5 [1]	0/0 [1]	6/6 [1]

1. Attended by invitation
2. Appointed to the Board on 1 July 2021
3. Appointed to the Board on 1 January 2021
4. Appointed to the Board on 1 October 2020
5. Appointed to the Board on 2 October 2020
6. Retired from the Board on 28 September 2020
7. Retired from the Board on 30 June 2021

Governance (continued)

Board activities

Details of the main areas of focus of the Board and its Committees during the year include those summarised below:

Areas of focus		Strategic priority	Strategic outcome	Stakeholders
Strategic matters	– Held a two-day online Annual Strategy Conference focussing on key strategic matters, including emerging trends, consumer behaviour and future expectations, and developments in the consumer goods industry, including those driven or accelerated by the pandemic
– Regularly reviewed the group’s performance against the strategy including actions taken in respect of managing the pandemic
– Received reports on the financial performance of the group
– Reviewed the group’s tax strategic planning
– Received regular reports on the macro-economic environment, world events and emerging trends
– Reviewed strategic topics including e-commerce, consumer attitudes and shifts, and inclusive marketing
	– Hosted external speakers on subjects including US / UK trade relations and consumer trends	1 2 3 5	EG CVC	CN CU CM IN
Operational matters	– Reviewed and approved the annual funding plan, insurance, banking and capital expenditure requirements
– Reviewed the impact of global trade developments and disputes
– Regularly reviewed and approved the group’s M&A and business development activities, reorganisations and various other projects
– Approved various significant procurement and other contracts and reviewed product quality risk management processes
– Reviewed the company’s innovation pipeline
– Reviewed the company’s capital allocation, funding and liquidity positions, including those of its pension schemes, and approved interim and final dividends
– Reviewed and approved the recommencement of the company’s share buyback programme
	– Reviewed the company’s succession planning and talent strategy	1 2 3	EG CVC EP	PE CN CU SU
ESG matters	– Consulted with shareholders as to executive remuneration
– Received reports on workforce engagement and wellbeing over the year
– Reviewed the company’s sustainability and environmental strategy and approved approach as to 'Society 2030: Spirit of Progress', including targets and climate change risk disclosures
– Hosted external speakers on topics including stewardship and the views of institutional investors on Diageo’s ESG initiatives
– Received regular investor reports
– During each quarter, received an update on ESG matters and progress towards 'Society 2030' targets
– Agreed and tracked actions from the 2020 external evaluation of the Board’s performance
– Approved the appointment of new Non-Executive Directors and CFO
	– Reviewed schedule of matters reserved for the Board and terms of reference of its committees	3 4 5 6	CVC CT EP	PE CM IN GR
Assurance and risk management	– Received regular reports in relation to material legal matters, including disputes, regulatory and governance developments, and areas of legal or regulatory risk – Reviewed and approved the company’s risk footprint – Reviewed and approved the company’s filings, financial and non-financial reporting including interim and preliminary results announcements, US filings and Annual Report and Accounts – Renewed appointment of a committee of the Board authorised to approve actions to be taken in response to the Covid-19 pandemic	1 3 5	EG CVC CT	IN GR

Strategic priorities		Strategic outcomes		Stakeholders
1	Embed everyday efficiency	[EG]	Efficient growth	[PE]	People
2	Invest smartly	[CVC]	Consistent value creation	[CN]	Consumers
3	Sustain quality growth	[CT]	Credibility and trust	[CU]	Customers
4	Champion inclusion and diversity	[EP]	Engaged people	[SU]	Suppliers
5	Pioneer grain-to-glass sustainability			[CM]	Communities
6	Promote positive drinking			[IN]	Investors
				[GR]	Governments and regulators

Governance (continued)
Stakeholder engagement
The development of strong and positive relationships between Diageo and its external stakeholders is an intrinsic part of Diageo’s purpose and culture, and reflective of the nature of the industry in which we operate. Diageo’s stakeholders, which are defined on pages 39 and 40, include not only business partners such as suppliers and customers, our people and workforce, but also government, consumers and the wider communities in which we operate. As noted in the company’s statement on Section 172 of the Companies Act 2006 set out on page 19, in making their decisions and in discharging their duties to promote the success of the company, the Directors must have regard to the interests of its stakeholders. We have summarised below some examples of how the Board has considered the views and interests of different stakeholder groups when making its decisions during the year. See pages 165-167 for examples of how the Board considered different stakeholders in reaching decisions in relation to ‘Raising the Bar’ and return of value to shareholders.

How the Board is involved in and kept informed about stakeholder engagement

People
The Board maintains an active dialogue with Diageo’s employees and wider workforce, including contractors and temporary staff. Although this year, the Board was unable to travel due to the restrictions related to the pandemic, it would otherwise have held an extended meeting during October at one of Diageo’s overseas locations. In prior years, the Board has visited the group’s offices and production sites in New York, US, Chengdu, China and Bangalore, India. These visits enable the Board to engage directly with local management and other employees during presentations, site and trade visits, as well as at social events. Indirect engagement with employees also takes place through works councils, employee and workforce forums, community groups, pulse surveys and town hall meetings, most of which have been conducted virtually this year. The global survey of employees known as Your Voice was carried out this year and its findings were reviewed by the Board. The Chairman has continued to engage personally with a wide spectrum of employees in different markets in his role as designated non-executive director for workforce engagement, which has been supplemented by various other non-executive directors also engaging directly in virtual meetings with employees over the year. These direct engagements have enabled a number of non-executive directors to have candid and constructive discussions with employees, to understand better their views and experiences of working at Diageo, including what works well and what needs improvement which has supplemented the engagement sessions by the Chairman. Common themes and feedback from these engagement sessions are reported by the Chairman and other participating directors to the rest of the Board. For example, the need to collaborate and further simplify internal decision-making processes across the business, in order to enable more pace and agility, had been identified through these engagements. Following this feedback, management encouraged the formation of cross-functional ’sprint teams’ to identify, focus on and swiftly address specific risks and opportunities for the business.
Diageo’s Workforce engagement statement is set out on pages 169-170.

Consumers
The Board is aware that the company’s continued success is dependent on having a deep understanding of our consumers, their behaviours and motivations and on the company’s ability to respond to those consumer insights by ensuring that it has an attractive portfolio of products across multiple categories, channels, markets and price points. The Board regularly reviews emerging consumer trends at the Annual Strategy Conference, held in April each year, during which the Board receives presentations from senior executives on emerging trends, the risks and opportunities resulting from those trends and how the company is responding to them. At this year’s Annual Strategy Conference, the Board reviewed various disruptive forces and how they might impact on consumer sentiment and activity. At other meetings during the year, the Board has reviewed the group’s innovation pipeline, its e-commerce strategy and digital capabilities, and new consumer attitudes and shifts resulting from the pandemic. The Board has consciously made capital allocation and strategic decisions based on these consumer insights, investing in vibrant brands in established categories, such as the acquisitions of Aviation Gin LLC in September 2020 and Chase Distillery Limited in February 2021, as well as of smaller brands in rapidly expanding categories, such as the hard seltzer brand Lone River Ranch Water purchased in March 2021 and the spirits-based ready to drink brand Loyal 9 Cocktails purchased in April 2021.

Customers
Maintaining a broad portfolio with consumer offerings at a variety of price points and categories is also a key priority for customers, as it is for consumers and therefore for Diageo. As highlighted above, the Board regularly reviews both innovation and inorganic opportunities to enhance the company's portfolio and to ensure that it has sufficient breadth and depth in its portfolio to meet consumer demand. During the year, the Board has considered and approved a number of acquisitions, as highlighted in the paragraph above, as well as continuing to invest in start-up brands through the Distill Ventures programme. Under the group’s internal governance framework, material distribution agreements with certain customers are also reviewed and approved by the Board.

Governance (continued)
Suppliers
The Chief Executive and Chief Financial Officer provide the Board with information about key suppliers as and when relevant to Board discussions, including when approval is required for material contracts with suppliers. During the year, the Board reviewed and approved several critical procurement agreements, including in relation to raw materials such as glass bottles and cans, as well as approving a number of capital expenditure projects investing in certain of its production facilities. The Board has also reviewed management’s strategy in relation to sourcing certain key ingredients and components in order to ensure that the company is able to source sufficient production materials to meet projected consumer demand over a number of years. Robust and reliable forecasting processes are of particular importance for products which require maturing inventory to be held for a number of years before packaging, for example the company’s Scotch whisky, Canadian whisky, US whiskey, tequila and rum products. The Board considers that it is important that the group remains a trusted partner for suppliers, with the relationship enhanced through fair contract and payment terms and through compliance with Diageo’s ‘Partnering with Suppliers Standard’.

Communities
The Board considers it to be critically important to maintain close and supportive relationships with the communities in which Diageo operates, especially given the impact that the pandemic has had on those communities during the year. Recognising the severity of the impact of the Covid-19 pandemic on many of the communities in which the group operates, the Board has focussed on actions to support those communities, including those working in the on-trade such as bartenders and hospitality employees.

Raising the Bar
A number of the Board’s principal decisions over the course of the year have been shaped and determined by the needs of those communities. In June 2020, the company announced its two year global programme to support bars and pubs welcome back consumers and recover from the pandemic, known as ‘Raising the Bar’. Through ‘Raising the Bar’, for two years from July 2020 Diageo will provide $100 million to support the recovery of major hospitality centres, such as New York, London, Edinburgh, Dublin, Belfast, Mexico City, Sao Paulo, Shanghai, Delhi, Mumbai, Bangalore, Nairobi, Dar es Salaam, Kampala and Sydney. The programme was developed by the company following a global survey of bar owners conducted through its website, DiageoBarAcademy.com, whose purpose was to identify what on-trade retailers needed most to reopen their outlets safely. The survey identified as priorities the provision of hygiene measures, digital support and practical equipment to transform outlets. The proposal was discussed by the Board during meetings in April and May 2020, and approved in June 2020. The programme is now being rolled out with on-trade retailers applying online for targeted support for the physical equipment needed for outlets to re-open. For example, in Great Britain, Diageo has been providing ‘hygiene kits’ with high-quality permanent sanitiser dispense units, medical-grade hand sanitiser and a range of personal protection equipment (such as masks and gloves); help to pubs and bars to establish partnerships with online reservations and cashless systems; mobile bars and outdoor equipment. The Board receives regular updates on progress of the ‘Raising the Bar’ programme from management.

Investors
The Board’s primary contact with institutional shareholders is through the Chief Executive and Chief Financial Officer, who are in regular contact with investors with the assistance of the investor relations department. In addition, other members of the Board participate in certain events with investors. For example, on 20 April 2021 the Chairman joined the Chief Executive and other senior executives hosting a webcast followed by live Q&A session with investors to discuss details of Diageo’s 'Society 2030: Spirit of Progress' 10-year ESG action plan, which had been launched in November 2020. In addition to helping Diageo explain in greater detail key aspects of 'Society 2030: Spirit of Progress', it also provided an opportunity for more dialogue with investors on this critically important aspect of our long-term ESG strategy. The Remuneration Committee chairman has also engaged with investors in relation to executive remuneration, as further described on page 189. The Board is also provided with monthly investor relations reports, which includes coverage of the company by sell-side analysts. The Board also ensures that all Directors develop an understanding of the views of major institutional shareholders through a periodic independent survey of shareholder opinion. In addition, major shareholders are invited to raise any company matters of interest to them at meetings with the Chairman of the Board, the Chairman of the Audit Committee, the Chairman of the Remuneration Committee or any other Director. Shareholders are invited to write to the Company Secretary, Chairman or any other Director and express their views on any issues of concern at any time, including by way of email to a dedicated address for the Company Secretary and her team. The AGM also provides a regular opportunity for shareholders to put their questions in person and to hear other shareholders put their questions to the Board. Due to the pandemic, the 2020 AGM was held as a ‘closed meeting’ under the Corporate Insolvency and Governance Act 2020, such that shareholders were not able to attend; however, they were invited to submit questions in advance of the meeting to a dedicated email address. All questions submitted were individually answered prior to the meeting. We have also now amended our Articles of Association to enable ‘hybrid meetings’ thereby allowing shareholders choice to attend physically, as in traditional AGMs, or by remote or virtual means, while still being able to engage directly with the Board, asking questions and voting on resolutions.

Return of value
One of the principal decisions considered by the Board over the year has been in relation to returning value to shareholders. From feedback received over many years from a wide range of shareholders, including institutional investors, retail shareholders and pension funds, the Board is very conscious of the importance of regular and predictable shareholder returns. The Board is, however,

Governance (continued)
also aware that there are various other factors and interests which need to be considered and balanced as against shareholder returns including the status of the company’s pensions schemes, the company’s liquidity position, anticipated future expenditure and forecast trading. From early in 2020, the Board has also had to consider additional factors resulting from the Covid-19 pandemic, including its impact on different channels and different markets, the potential for successive waves of differing intensities, its potential impact on trading in certain markets due to changing consumption patterns and government actions. Given such uncertainties, the Board enabled quick action to ensure that the company’s liquidity position was secure, including reducing discretionary spending and ensuring adequate financing was available if necessary. As a result in early 2020, the Board decided that it would not initiate the next phase of the company’s three-year return of capital programme, which had been originally launched in July 2019, but decided that it was appropriate in April 2020 to pay the interim dividend originally proposed in January 2020 and a final dividend in October 2020 in respect of the year ended 30 June 2020. During the year ended 30 June 2021, with strong performance in the first half of the year and a return to organic net sales growth, the Board approved and paid in April 2021 an interim dividend of 27.96 pence per share, being an increase of 2% on the previous year’s interim dividend. Given continued improved trading and performance, on 12 May 2021 the Board announced that the company would recommence and extend the company’s return of capital programme and on 29 July 2021 announced that it would propose a final dividend of 44.59 pence per share, being an increase of 5% on the previous year’s final dividend, subject to approval at the 2021 AGM.

Government and regulators
The Board engages indirectly with government, regulators and policymakers through regular reports from the Chief Executive as well as periodic updates from management. In particular, the Board has received regular briefings during the year on developments in relation to political developments, tariffs and international trade disputes. The Board ensures that the company works closely with governmental and non-governmental bodies in relation to policy as to positive drinking, responsible advertising of alcoholic products, and education to enable consumers to make better choices about alcohol.

Wider stakeholder engagement statement
During the year we have maintained an active dialogue with our stakeholders in particular to assess and respond to the impact that the Covid-19 pandemic has had on our business and that of our customers and suppliers. Local crisis management teams have continued to prioritise the safety and wellbeing of employees and wider workforce by ensuring that those who can work from home do so, using technology and systems, and that those who cannot work from home are able to work onsite, including in production facilities, in a safe manner with revised protocols and procedures. Ongoing communications and guidance has been provided to our people. We have also maintained an ongoing dialogue with customers and suppliers to understand their concerns and have worked closely with them to mitigate disruption, including providing an appropriate level of support to our key suppliers and customers. During the year we have supported pubs, bars and restaurants in many markets through our global ‘Raising the Bar’ programme which supported our customers welcoming consumers back into their outlets in a safe manner, providing sanitiser and other equipment as well as best practice advice. We have also continued to engage directly with shareholders through press releases and regulatory announcements, including updates on developments in trading, virtual meetings with institutional investors, direct communications with individual shareholders and our investor engagement programme which is led by our investor relations team. Taking the safety of our shareholders and employees as the priority, we held our 2020 Annual General Meeting (AGM) as a 'closed meeting' in compliance with government guidelines and restrictions on gatherings, but provided alternative means for shareholders to submit questions in advance of the AGM. We have also continued engaging with and responding to the needs of the communities in which our business operates; for example, by pledging £4.5 million to provide medical equipment and infrastructure for Indian hospitals severely impacted by the Covid-19 pandemic.

Further information on our stakeholder considerations and activities throughout the year, including how the Board has taken such considerations into account in its decision-making can be found on pages 165-167.

Executive direction and control
Executive Committee
The Executive Committee, appointed and chaired by the Chief Executive, supports him in discharging his responsibility for implementing the strategy agreed by the Board and for managing the company and the group. It consists of the individuals responsible for the key operational and functional components of the business: North America, Europe and Turkey, Africa, Latin America and Caribbean, Asia Pacific, Supply Chain and Procurement and Corporate. The Executive Committee focusses its time and agenda to align with the Performance Ambition and how to achieve Diageo’s financial and non-financial performance objectives. Performance metrics have been developed to measure progress. There is also focus on the company’s reputation. In support, monthly performance delivery calls, involving the managing directors of each market, focus on current performance. Committees appointed by the Chief Executive and intended to have an ongoing remit, including the Audit & Risk Committee, Finance Committee and Filings Assurance Committee, are shown (with their remits) at https://www.diageo.com/en/our-business/corporate governance.

Governance (continued)
Performance evaluation
From September to December 2020, an externally facilitated evaluation of the Board’s effectiveness, including the effectiveness of the Chairman and other Directors and the Board’s Committees, was undertaken. The external facilitator was Ffion Hague of Independent Board Evaluation (IBE), a professional consultancy which specialises in board reviews and evaluations. Ffion Hague and IBE have no other connection with the company and were selected following a competitive tender process overseen by the Nomination Committee.
The purpose of the evaluation was to conduct a comprehensive review and evaluate how the Board and its Committees operate as measured against current best practice corporate governance principles and in accordance with the UK Corporate Governance Code guidance. The evaluation also measured the Board against sector and market cap peers.

2020 - external evaluation process
A comprehensive brief was given to the IBE assessment team by the Chairman in September 2020.
From September 2020, Ffion Hague conducted interviews with every Director and the Company Secretary. All participants were interviewed one to one for 1.5 hours. Feedback from non-board members who participate in Board and Committee meetings and external advisors was also gathered as part of the evaluation.
Ffion Hague observed the main Board and Committee meetings in October 2020 and was provided with access to supporting materials for briefing purposes.
A report was prepared by Ffion Hague and was discussed with the Chairman and subsequently the entire Board at its December 2020 meeting. Feedback was also provided to Committee chairmen on the performance of each Committee. The Board’s feedback for the Chairman was also discussed with the Senior Independent Director.

Tender and selection process
The last externally facilitated evaluation of the Board was carried out in 2017. After internal evaluations carried out in 2018 and 2019, in accordance with Provision 21 of the Code, another externally facilitated evaluation was conducted during the autumn of 2020.
At its meeting in April 2020, the Nomination Committee approved the initiation of a tender process for potential evaluators. With assistance from Diageo’s procurement function, the tender process was carried out during June and July 2020 with participants providing written proposals for review by the Company Secretarial team. The principals of two shortlisted reviewers gave presentations and Q&A sessions with a panel including Diageo’s Company Secretary and Chairman. Following completion of the process, IBE was selected as the preferred reviewer and a recommendation was made by the Nomination Committee to the Board to appoint IBE at its meeting in July 2020. This was the first time IBE has conducted a performance evaluation for the company. The evaluation procedure was agreed with IBE as part of the tendering and engagement process.

Comments and analysis
An important point of context of the review was that, in common with most boards, the Board had been meeting by video conference since the beginning of the Covid-19 global pandemic in March 2020. In addition, at the time of the review, the Board was in a state of transition with a long-standing executive team balanced by a non-executive group, which included three directors who had been recently appointed following the retirement of long-standing former directors at the expiry of their terms. The global situation made it difficult for Board members to visit the company’s offices, sites and plants as part of the induction process. However, underlying governance processes were seen as strong and gave members confidence in the culture and conduct of the business. Strong mutual respect was recognised between Board and management teams with an open approach to meeting between individual Board members and senior managers. The quality and depth of governance processes underpinning Board work was recognised as a source of pride for both Board members and the teams who support them.
The review identified opportunities for the Board and recommended areas of focus and action, several which are highlighted below.

Governance (continued)
Summary of key recommendations and actions

Key recommendations	Actions taken/to be taken
Challenge and drive to action
– Ensure sufficient private sessions between Executive Directors and Non-Executive Directors and adequate time allocation for discussion.
– Assess effectiveness of Board’s input through more post-decision reviews.
– Increase regular engagement between Board and local leaders in key markets.
– Use Annual Strategy Conference to identify and determine schedule of strategic and operational risks for review by Board or Audit Committee during following year.
– Ensure right balance of challenge and support is provided, using external or alternative viewpoints to ensure robust decision-making processes.	– Ensure that there are regular private sessions between Non-Executive Directors.
– Provide guidance to presenters and those drafting papers for meetings.
– Include more frequent feed back in relation to workforce engagement.
– Consider extending post-completion reviews for other significant projects or decisions, in addition to existing business development review process.
– Set up more frequent meetings per year for Non-Executive Directors with workforce and top talent.
– Once travel is permitted, circulate the Chairman’s travel schedule to all Non-Executive Directors in case they are able to join him.
Induction and development
– Tailor induction programmes for new Non-Executive Directors, using suggestions from Nomination Committee.
– Consider introducing virtual tours of production and other facility sites while travel is difficult.
– Once travel is permitted, consider refreshing induction programmes for those Non-Executive Directors who have joined during pandemic.
– Ensure new Non-Executive Directors’ development is supported through tailored education and training.	– Nomination Committee to provide recommendations as to induction sessions for newly appointed Non-Executive Directors.
– Ensure that all Non-Executive Directors who have recently joined have the opportunity to visit production facilities and meet senior leaders once travel is permitted.
– In the meantime, provide Non-Executive Directors access to virtual video tours of production and other sites.
Succession planning
– Ensure focus on diversity continues. – Ensure regular structured engagement between Nomination Committee members and high potential internal candidates.	– External and internal talent search to continue to have strong focus on broad diversity.
– Review and enhance means of engagement between Nomination Committee members and high potential internal candidates.
Nomination Committee
– Nomination Committee to be involved in tailoring induction programmes for new Non-Executive Directors.
– Continue external talent search for executive and senior leader roles as well as feeding into plans for developing internal talent.	– Nomination Committee to provide recommendations for future induction programmes, tailored for specific new Non-Executive Directors depending on their background/experience.
– Continue focus on executive and senior leader talent succession-planning topics during meetings.
Remuneration Committee
– Continue to ensure that executive remuneration remains benchmarked and competitive compared to peer groups. – Add regular private sessions for Non-Executive Directors at the end of each meeting.	– Robust benchmarking of executive remuneration to continue. – Agenda of each meeting to include private session between Non- Executive Directors only.
Audit Committee
– Continue scheduling risk reviews and deep dives throughout annual cycle.
– Continue existing practice of appointing a sub-committee with expertise to review early drafts of financial results and disclosures.	– Agree annual schedule of risk deep dives for review aligned with management risk reviews.

Workforce engagement statement
Our people are our most important asset and an inclusive and diverse culture is core not only to our purpose of ‘Celebrating life, every day, everywhere’ but we strongly believe is also a source of competitive advantage for Diageo. Diversity of thought fuels growth and innovation in our organisation, attracts and retains the best talent, drives higher levels of employee engagement, and helps us better understand our customers and the communities where we operate.
Through formal and informal engagement channels, we seek to understand our employees’ views on how they experience work at Diageo. These insights help shape our culture, policies, and practices to make Diageo an attractive place to work. The workforce engagement session is an important formal channel to gather employees’ views and ideas as well as enabling us to explain some of our governance processes to employees, including in relation to executive remuneration.
On 1 July 2019, the Chairman was appointed the designated Non-Executive Director for workforce engagement on behalf of the Board.
Over the past year, the Chairman has met with over 900 Diageo employees in 12 meetings, representing different levels, functions, and regions. These open and constructive sessions, which were held virtually due to Covid-19 related travel restrictions, have been highly engaging and the Chairman has been impressed with the level of positive engagement and candour in each discussion. This is particularly noteworthy given the challenging year that many people have experienced, both at home and at work. Employees at Diageo continue to demonstrate strong passion and pride in the company, its iconic brands, and our collaborative culture.
The themes emerging from these workforce engagement discussions are:
– The importance of clear and timely communication of business priorities and the actions needed for Diageo to win quality market share while investing in key brands. Employees have valued the regular updates from leaders on the “emerging stronger” themes and priority areas, focusing our employees on what matters most to the business.
– Employees are proud of the support that Diageo provided to its communities and partners during the global pandemic, including the ‘Raising the Bar’ programme of $100 million support to help pubs and bars reopen safely around the world, as well as over 8

Governance (continued)
million bottles of hand sanitiser donated to health workers and those on the front line tackling Covid-19. Employees felt very well supported throughout the pandemic, especially the focus on physical and mental health and well-being, reflecting management’s decision to give the highest priority to the health, safety, and wellbeing of employees.
– Diageo’s culture is described as positive, engaging, and inclusive. The launch of progressive policies such as the Flex Philosophy, a framework to support employees to work flexibly, and enhanced Parental Leave policies were some of the examples shared of how Diageo continues to foster an inclusive culture. The introduction of quarterly individual performance goal setting has ensured employees felt and contributed directly to greater pace in delivering the business’s priorities. There is also growing appetite for continuous learning, with employees providing very positive feedback on the company’s learning platform, My Learning Hub, to access and develop new skills in an easy and engaging way.
– Employees continue to feel a deep sense of pride in the company’s brand heritage, commitment to communities, and progress against inclusion and diversity. Diageo’s ‘Society 2030 Spirit of Progress’ goals reflect the company’s intent to make Diageo and the communities we serve truly sustainable and inclusive. Throughout the company, employees cited new examples of how the company is championing inclusion and diversity both internally and externally – from supporting Historically Black Colleges and Universities in the US to the support for farmers with disabilities in Kenya.
– Employees shared ideas and opportunities for further simplification of systems and processes to enable even faster execution; reinforcing a risk-taking and experimental culture; and greater collaboration across markets, with a recognition of the progress already made in all these areas over the past 12 months.
These themes were also reflected in the strong set of results in the recent ‘Your Voice’ annual employee survey, where 89% of respondents stated they are proud to work for Diageo.
Feedback from workforce engagement sessions was discussed at the January 2021 and April 2021 Board meetings and the insights helped to inform broader Board and management decisions. As part of the consideration of appropriate annual and long-term incentive outcomes for executives and for the wider employee population, the Remuneration Committee took account of the company’s holistic performance through a period of extraordinary change, unpredictability and uncertainty, reflecting not only performance against financial metrics but also the actions taken by leaders and employees to protect the longer-term interests of the business. This included decisions taken to ensure quality market share gain and investment behind brands, but also the ways in which Diageo supported communities, customers, suppliers, and employees throughout the pandemic. Employee engagement has been exceptionally high (1% up on the already high score for the previous year), despite very challenging circumstances. The Remuneration Committee also considered the feedback from the workforce engagement meetings that employees believe that Diageo has acted to protect their health, safety and wellbeing, including through actions such as Time Off Benefits, Employee Assistance Programmes, Wellbeing Education and Flexible Working Policies.
In the coming year, the Chairman will continue to hold these sessions with a broad representation of employees. In addition, other Non-Executive Directors will continue to meet with employees through the year to increase further coverage of the workforce. The focus of engagement sessions in F22 will be around the progress made on areas previously identified for improvement, deepening the workforce’s understanding of how executive pay decisions are made, and any other key topics employees believe the Board should consider.

Purpose, values and culture
Diageo’s purpose has always been clear: to celebrate life, every day, everywhere. Our people and our brands embrace this in everything our company does, creating sustainable value for all our stakeholders while ensuring we have a positive impact on the communities where we live, work, source and sell. Our people strategy is to attract and retain the best talent in an inclusive, continuous learning environment, where employees can enjoy fulfilling careers. Our culture is reinforced by Diageo’s Code of Business Conduct, which gives all our employees the tools and guidance to demonstrate the highest standards of integrity and make the right choices.
As set out in the schedule of matters reserved for the Board for decision, the Board is responsible for establishing Diageo’s purpose, values and culture. It has a responsibility to monitor and assess how embedded these are and for ensuring that all policies and practices are aligned with them. There are a number of ways in which the Board monitors and assesses culture, including:
Site visits
Prior to the Covid-19 pandemic, Directors were encouraged wherever possible to visit the group’s offices, production facilities and sites so that they can get a better understanding of the business and interact with employees and the workforce. While travel has been recently restricted, we anticipate that site visits by Directors will resume as they allow Directors to see Diageo’s safety and sustainability processes, to talk with local management and workforce and to assess how effectively Diageo’s culture is communicated and embedded at all levels. By virtue of his role as designated non-executive director for workforce engagement, prior to the pandemic the Chairman would regularly travel to different sites across the world. Other non-executive directors were provided with his travel schedule and were encouraged to join him.

Governance (continued)
Employee surveys
The Board receives reports from the Chief HR Officer on the results of the company’s global annual ‘Your Voice’ survey, including levels of employee engagement, employee perceptions of Diageo’s purpose, employee perceptions of their line managers (including net promoter scores), and any themes raised. The survey results also give visibility of areas on which management must continue to focus, including continued simplification and process improvement work across the business. This year, due to the dislocation caused by the pandemic, there have been a number of employee pulse surveys which have focussed on areas such as wellbeing, the results of which have been used to determine how to support the workforce better.
SpeakUp allegation reporting
The Business Integrity team provides regular reports to the Audit Committee of allegations of breaches of the Code of Business Conduct and other group policies, including those received through our confidential and independent whistle-blowing service SpeakUp. These reports also include analyses of emerging trends, investigation status reports and closure rates, and summaries of actions taken. These reports enable directors to gain an understanding of common issues and action planning, as well as providing insights into how embedded Diageo’s purpose, values and culture are across its markets and functions.
For more details of the SpeakUp service, see pages 159 and 178.
Workforce engagement programme
Insights drawn from the Chairman’s annual programme of workforce engagement are also used by the Board to monitor and assess the culture of the company. This year the engagement programme has been expanded to enable other non-executive directors to support the Chairman by directly engaging with employees from a variety of regions, functions and levels in the business. For more on workforce engagement, see pages 165-170.

Filings Assurance Committee
The Filings Assurance Committee of the company, which is chaired by the Chief Financial Officer and includes the Chief Executive, is responsible for implementing and monitoring the processes which are designed to ensure that the company complies with relevant UK, US and other regulatory reporting and filing provisions, including those imposed by the U.S. Sarbanes-Oxley Act of 2002 or derived from it. As at the end of the period covered by the Form 20-F for the year ended 30 June 2021, the Filings Assurance Committee of the company, with the participation of the Chief Executive and the Chief Financial Officer, carried out an evaluation of the effectiveness of the design and operation of disclosure controls and procedures. These are defined as those controls and procedures that are designed to ensure that information required to be disclosed in reports filed under the U.S. Securities Exchange Act of 1934 (the “Exchange Act”) is recorded, processed, summarised and reported within the time periods specified in the Commission’s rules and forms and include, without limitation, controls and procedures designed to ensure that information required to be disclosed in the reports of the company is accumulated and communicated to management, including the Chief Executive and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. As of the date of the evaluation, the Chief Executive and the Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports that the company files or submits under the Exchange Act is recorded, processed, summarised and reported within the time periods specified in the Commission’s rules and forms and is accumulated and communicated to the management of the company, including the company’s Chief Executive and the Chief Financial Officer, as appropriate to allow timely decisions regarding disclosure.

Additional information
Internal control and risk management

An ongoing process has been established for identifying, evaluating and managing risks faced by the group. This process, which complies with the requirements of the Code, has been in place for the full financial year and up to the date the financial statements were approved and accords with the guidance issued by the FRC in September 2014, entitled ‘Guidance on Risk Management, Internal Control and Related Financial and Business Reporting’. The Board confirms that, through the activities of the Audit Committee described below, a robust assessment of the principal and emerging risks facing the company, including those that would threaten its business model, future performance, solvency or liquidity, has been carried out. These risks and their mitigations are set out above in the section of this Annual Report dealing with principal and emerging risks on pages 72 to 82. The Board acknowledges that it is responsible for the company’s systems of internal control and risk management and for reviewing their effectiveness. The Board confirms that, through the activities of the Audit Committee described below, it has reviewed the effectiveness of the company’s systems of internal control and risk management. During the year, in line with the Code, the Board considered the nature and extent of the risks it was willing to take to achieve its strategic goals and reviewed the existing internal statement of risk appetite (which was considered and recommended to the Board by both the Audit & Risk Committee and the Audit Committee). In accordance with the Code, the Board has also considered the company’s longer-term viability, based on a robust assessment of its principal and emerging risks. This was done through the work of the Audit Committee which recommended the Viability statement to the Board. The Board has also reviewed emerging and disruptive risks, initially as part of its Annual Strategy Conference, from which a number of topics have been identified for more detailed review by either the Board or the Audit Committee over the following 12 months. The company

Governance (continued)
has in place internal control and risk management systems in relation to the company’s financial reporting process and the group’s process for the preparation of consolidated accounts. Further, a review of the consolidated financial statements is completed by management through the Filings Assurance Committee to ensure that the financial position and results of the group are appropriately reflected. Further details of this are set out in the Audit Committee report on pages 175-179.

Political donations
The group has not given any money for political purposes in the United Kingdom and made no donations to EU political organisations and incurred no EU political expenditure during the year. The group made contributions to non-EU political parties totalling £0.39 million during the year (2020 – £0.38 million). These contributions were made almost exclusively to federal and state candidate committees, state political parties and federal leadership committees in North America (consistent with applicable laws), where it is common practice to make political contributions. No particular political persuasion was supported and contributions were made with the aim of promoting a better understanding of the group and its views on commercial matters, as well as a generally improved business environment.

Going concern
Management has prepared cash flow forecasts which have also been sensitised to reflect severe, but plausible downside scenarios taking into consideration the group's principal risks. In our base case scenario, we expect net sales momentum to continue into the year ending 30 June 2022, however, we expect near-term volatility to remain. The potential financial impact of a slower Covid-19 pandemic recovery has been modelled in the plausible downside scenarios. Even with these negative sensitivities for each region taken into account, the group’s cash position is still considered to remain strong, as we have protected our liquidity by launching and pricing €700 million of fixed rate Euro and £400 million of fixed rate Sterling denominated bonds under Diageo’s European Debt Issuance Programme. Mitigating actions, should they be required, are all within management’s control and could include reductions in discretionary spending including acquisitions and capital expenditure, as well as a temporary suspension of the share buyback programme and dividend payments in the next 12 months or drawdown on committed facilities. Having considered the outcome of these assessments, the Directors are comfortable that the Company is going concern for at least 12 months from the date of signing the company's consolidated financial statements.

Governance (continued)
Management’s report on internal control over financial reporting
Management, under the supervision of the Chief Executive and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over the group’s financial reporting.
Diageo’s internal control over financial reporting includes policies and procedures that: pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with IFRS as issued by the International Accounting Standards Board (IASB); provide reasonable assurance that receipts and expenditures are made only in accordance with authorisation of management and the directors of the company; and provide reasonable assurance regarding prevention or timely detection of any unauthorised acquisition, use or disposition of assets that could have a material effect on the consolidated financial statements.
Management has assessed the effectiveness of Diageo’s internal control over financial reporting (as defined in Rules 13(a)-13(f) and 15(d)-15(f) under the United States Securities Exchange Act of 1934) based on the framework in the document ‘Internal Control – Integrated Framework’, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in 2013. Based on this assessment, management concluded that, as at 30 June 2021, internal control over financial reporting was effective.
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
PricewaterhouseCoopers LLP, an independent registered public accounting firm, who also audit the group’s consolidated financial statements, has audited the effectiveness of the group’s internal control over financial reporting, and has issued an unqualified report thereon, which is included on pages 219 to 221 of this document.

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
–Basis of regulation: UK listed companies are required to include in their annual report a narrative statement of (i) how they have applied the principles of the Code and (ii) whether or not they have complied with the best practice provisions of the Code. NYSE listed companies must adopt and disclose their corporate governance guidelines. Certain UK companies are required to include in their annual report statements as to (i) how directors have complied with s.172 of the UK Companies Act 2006, which requires directors to promote the success of the company for the benefit of the members as a whole, having regard to the interests of stakeholders, (ii) how directors have engaged with and taken account of the views of the company’s workforce and other stakeholder groups. Diageo complied throughout the year with the best practice provisions of the Code and the disclosure requirements noted above, other than as described on page 190.
–Director independence: the Code requires at least half the Board (excluding the Chairman) to be independent Non-Executive Directors, as determined by affirmatively concluding that a Director is independent in character and judgement and determining whether there are relationships and circumstances which are likely to affect, or could appear to affect, the Director’s judgement. The Code requires the Board to state its reasons if it determines that a director is independent notwithstanding the existence of relationships or circumstances which may appear relevant to its determination. NYSE rules require a majority of independent directors, according to the NYSE’s own ‘brightline’ tests and an affirmative determination by the Board that the Director has no material relationship with the listed company. Diageo’s Board has determined that, in its judgement and without taking into account the NYSE brightline tests, all of the Non-Executive Directors (excluding the Chairman) are independent. As such, currently seven of Diageo’s ten directors are independent.
–Chairman and Chief Executive: the Code requires these roles to be separate. There is no corresponding requirement for US companies. Diageo has a separate chairman and chief executive.

Governance (continued)
–Non-Executive Director meetings: NYSE rules require Non-Management Directors to meet regularly without management and independent directors to meet separately at least once a year. The Code requires Non-Executive Directors to meet without the Chairman present at least annually to appraise the Chairman’s performance. During the year, the Non-Executive Directors met without the Chairman present twice to appraise the Chairman’s performance and an externally facilitated evaluation of the Board’s effectiveness, including the effectiveness of the Chairman, was undertaken. During the year, Diageo’s Chairman and Non-Executive Directors met six times as a group without Executive Directors being present.
–Board committees: Diageo has a number of Board committees that are similar in purpose and constitution to those required by NYSE rules. Diageo’s Audit, Remuneration and Nomination Committees consist entirely of independent Non-Executive Directors (save that the Chairman of the Nomination Committee, Javier Ferrán, is not independent). Under NYSE standards, companies are required to have a nominating/corporate governance committee, which develops and recommends a set of corporate governance principles and is composed entirely of independent directors. The terms of reference for Diageo’s Nomination Committee, which comply with the Code, do not contain such a requirement. In accordance with the requirements of the Code, Diageo discloses in its Annual Report the results and means of evaluation of the Board, its Committees and the Directors, and it provides extensive information regarding the Directors’ compensation in the Directors’ remuneration report.
–Code of ethics: NYSE rules require a Code of Business Conduct and ethics to be adopted for directors, officers and employees and disclosure of any waivers for executive directors or officers. Diageo has adopted a code of business conduct for all directors, officers and employees, as well as a code of ethics for Senior Financial Officers in accordance with the requirements of SOX. Currently, no waivers have been granted to directors or executive officers.
–Compliance certification: NYSE rules require chief executives to certify to the NYSE their awareness of any NYSE corporate governance violations. Diageo is exempt from this as a foreign private issuer but is required to notify the NYSE if any executive officer becomes aware of any non-compliance with NYSE corporate governance standards. No such notification was necessary during the period covered by this report.

Governance (continued)
Audit Committee report

Ensuring integrity across the business

Dear Shareholder

I am pleased to present the Audit Committee’s report for the year ended 30 June 2021.
The role of the Audit Committee is to monitor and review the integrity of the company’s financial statements and reporting, its internal control and risk management processes, its audit and risk activities, business conduct and integrity, whistleblowing and breach allegation investigations, and the appointment and performance of the external auditor. During the year ended 30 June 2021, the Committee has ensured that it has had oversight of all these areas while also focussing on a diverse range of risks, including both principal and emerging risks, such as cyber security, climate change, data management and privacy, fraud and compliance risk, culture, bullying and harassment, third party risk, supply operations and product recall processes, pensions funding, and counterfeit risk. In addition to these risk reviews and deep dives, the Committee has received regular reports on internal audits, business integrity and controls assurance work, breach allegation and investigation processes, as well as updates on the steps being taken to address internal audit findings, controls issues and investigations.
All members of the Audit Committee participated in the externally facilitated performance evaluation carried out during the year, which concluded that the Audit Committee’s performance over the past year had been excellent and that its members were very well supported by management and external auditors. Further details of the evaluation, its recommendations and actions can be found on pages 168 and 169.
I am confident that the Audit Committee has carried out its duties during the year effectively and to a high standard, providing independent oversight with the support of management and assurance from the external auditors.

Alan Stewart
Chairman of the Audit Committee

Governance (continued)
Role of the Audit Committee
The Audit Committee is responsible for:
–monitoring the integrity of the financial statements, including a review of the significant financial reporting judgements contained in them;
–reviewing the effectiveness of the group’s internal control and risk management and of control over financial reporting;
–monitoring and reviewing the effectiveness of the global audit and risk function, including reviewing the programme of work undertaken by that function;
–reviewing the group’s policies and practices concerning business conduct and ethics, including whistleblowing;
–overseeing the group’s overall approach to securing compliance with laws, regulations and company policies in areas of risk; and
–monitoring and reviewing the company’s relationship with the external auditor, including its independence and management’s response to any major external audit recommendations.

The formal role of the Audit Committee is set out in its terms of reference, which are available at www.diageo.com/en/our-business/corporate-governance/committees/. Key elements of the role of the Committee and work carried out during the year are set out as follows.

Composition of the Audit Committee
The members of the Audit Committee are independent non-executive directors and it comprises Alan Stewart (Committee Chairman), Melissa Bethell, Susan Kilsby, Sir John Manzoni, Valérie Chapoulaud-Floquet, Lady Mendelsohn and Ireena Vittal. The Board has satisfied itself that the membership of the Audit Committee includes at least one Director with recent and relevant financial experience and has competence in accounting and/or auditing and in the sector which the company operates, and that all members are financially literate and have experience of corporate financial matters.

Financial statements
The Audit Committee met five times (and a subcommittee met once) during the year and reviewed the interim results announcement, including the interim financial statements, the Annual Report and associated preliminary results announcement and Form 20-F, focussing on key areas of judgement and complexity, critical accounting policies, disclosures (including those relating to contingent liabilities, climate change and principal risks), viability and going concern assessments, provisioning and any changes required in these areas or policies. During the year, the Audit Committee has focussed in particular on the company’s reporting on climate change risk, including its approach as regards compliance with the recommendations of the Task Force on Climate-related Financial Disclosures, further details of which are set out on pages 84-97.
The company has in place internal control and risk management systems in relation to the company’s financial reporting process and the group’s process for the preparation of consolidated accounts. A review of the consolidated financial statements is completed by the Filings Assurance Committee (FAC) to ensure that the financial position and results of the group are appropriately reflected therein. In addition to reviewing draft financial statements for publication at the half and full year, the FAC is responsible for examining the company’s financial information and processes, the effectiveness of internal controls relating to financial reporting and disclosures, legal and compliance issues and, determining whether the company’s disclosures are accurate and adequate. The FAC comprises the Chief Executive, the Chief Financial Officer, the General Counsel & Company Secretary, the General Counsel Corporate, the Group Controller, the Chief Accountant, the Head of Investor Relations, the Head of GAR, the Controls Assurance Director, and the Chief Business Integrity Officer, with the company’s external auditor in attendance. The Audit Committee reviewed the work of the FAC and a report on the conclusions of the FAC process was provided to the Audit Committee by the Chief Financial Officer.
The Audit Committee has considered whether the report is ‘fair, balanced and understandable’ (noting the Code’s reference to ‘position’ as well as ‘performance, business model and strategy’) by assessing the various elements of the report, the drafting and review processes undertaken including by the company’s advisors, and the internal approvals received. On the basis of this work, the Audit Committee recommended to the Board that it could make the required statement that the Annual Report is ‘fair, balanced and understandable’.

Activities of the Audit Committee
At its meetings, the Audit Committee reviewed reports from the Head of GAR, the Controls Assurance Director and the Chief Business Integrity Officer, as summarised on page 176, and had sight of the minutes of meetings of management’s Audit & Risk Committee. The work and reporting to the Committee of these functions during the year included focus on cyber security, data management and privacy, fraud and compliance risk, culture, bullying and harassment, third party risk, supply operations and product recall processes, pensions funding, and counterfeit risk.
The Committee also received regular updates from the General Counsel on significant litigation and from the Head of Tax on the group’s tax profile and key issues. The Committee also considered key risks and related mitigations, including those set out in the

Governance (continued)
section of this Annual Report dealing with principal risks. Based on this activity during the year, the Audit Committee made a recommendation to the Board covering the nature and extent of the risks it was willing to take to achieve its strategic goals and its internal statement of risk appetite (which was considered also by management’s Audit & Risk Committee). The Board agreed this recommendation.

Significant issues and judgements that were considered in respect of the 2021 financial statements are set out below. Our consideration of issues included discussion of the key audit matters as outlined in the appendix to the independent auditors’ report. The Audit Committee:
•Considered the nature and size of any one-off items impacting the quality of the earnings and cash flows. The Audit Committee assessed whether the related presentation and disclosure of those items in the financial statements was appropriate based on management’s analysis, and concluded that it was.
•Discussed items that were to be presented as exceptional, and concluded that those items are in line with the group’s accounting policy, and that sufficient disclosure is provided in the financial statements (see note 4).
•Considered whether the carrying value of assets, in particular intangible assets, was supportable. The Audit Committee reviewed the key assumptions used in the impairment testing of intangible assets, including forecast cash flows, growth rates and the discount rate used in value in use calculations. The Audit Committee agreed that the recoverable amount of the company’s assets was in excess of their carrying value and that appropriate disclosure was provided with respect to assets whose value is more sensitive to changes in assumptions (see notes 6, 9 and 10).
•Discussed the group’s more significant tax exposures and the appropriateness of any related provisions and financial statement disclosures. The Audit Committee agreed that disclosure of tax risk appropriately addresses the significant change in the international tax environment, and that appropriate provisions and other disclosure with respect to uncertain tax positions was reflected in the financial statements (see note 7).
•Considered the appropriateness of the valuation of post employment liabilities. Having reviewed management’s papers setting out key changes to actuarial assumptions, the Committee agreed that the assumptions used in the valuation of pension plan liabilities are appropriate, and that sufficient disclosures are provided in the financial statements (note 13).
•Considered significant legal matters impacting the group. The Committee agreed that adequate provision and/or disclosure has been made for all material litigation and disputes, based on the current most likely outcomes, including the litigation summarised in note 18.
•Discussed the impact of climate change on the group’s financial reporting and financial statements. The Audit Committee agreed that the disclosures on pages 84 to 97 made in response to the recommendations of the Task Force on Climate-related Financial Disclosures are appropriate and that the assumptions used in the financial statements are consistent with these disclosures (note 1, note 10).
Through the activities of the Audit Committee described in this report, including its review of the reports regularly provided to the Audit Committee by internal audit, Business Integrity and Controls Assurance teams, and its related recommendations to the Board, the Board confirms that it has reviewed the effectiveness of the company’s systems of internal control and risk management and that there were no material failings identified and no significant failings identified which require disclosure in this Annual Report.

External auditor
During the year, the Audit Committee reviewed the external audit strategy and the findings of the external auditor from its review of the interim results and its audit of the consolidated financial statements.
The Audit Committee reviews annually the appointment of the auditor (taking into account the auditor’s effectiveness and independence and all appropriate guidelines) and makes a recommendation to the Board accordingly. Any decision to open the external audit to tender is taken on the recommendation of the Audit Committee. There are no contractual obligations that restrict the company’s current choice of external auditor. Following the last tender process, PwC was appointed as auditor of the company in 2015. Richard Oldfield became the lead audit partner for the year ended 30 June 2021, following the rotation of the previous partner, and will remain as audit partner for the year ending 30 June 2022 onwards. The company is required to have a mandatory audit tender after 10 years and, as the Audit Committee considers the relationship with the auditors to be working well and remains satisfied with their effectiveness and the quality of audit work, their geographical and professional capabilities, the Audit Committee does not currently anticipate that it will conduct an audit tender before it is required to do so in 2025. The Audit Committee considers this to be in the best interests of the company’s shareholders for the reasons outlined above and will continue to monitor this annually to ensure the timing for the audit tender remains appropriate, taking into account the effectiveness and independence of the auditor.
The company has complied with the provisions of The Statutory Audit Services for Large Companies Market Investigation (Mandatory Use of Competitive Tender Processes and Audit Committee Responsibilities) Order 2014 (CMA Order) for the year ended 30 June 2021.

Governance (continued)
External auditor effectiveness and quality
The Audit Committee assesses the ongoing effectiveness and quality of the external auditor and audit process through a number of methods, commencing with identification of appropriate risks by the external auditor as part of its detailed audit plan presented to the Audit Committee at the start of the audit cycle. These risks were reviewed by the Committee and the work performed by the auditor was used to test management’s assumptions and estimates relating to such risks. The effectiveness of the audit process in addressing these matters was assessed through reports presented by the auditor to the Audit Committee which were discussed by the Committee at both the half-year, in January, and year-end, in July. Following completion of the audit process, feedback on its effectiveness was provided through review meetings with the company’s finance team and management and completion of questionnaires, in advance of management and the auditor providing assessments of auditor effectiveness and quality to the Audit Committee for consideration at its meeting in December. This year, overall performance of the auditor was assessed as solid and improved as compared to the prior year, with strong feedback provided as to auditor independence, quality control processes, availability, openness and responsiveness, and technological expertise. Areas where continued focus was required included simplification of impairment processes, alignment of communication between teams, and proactive efficiency driving.
The group has a policy on auditor independence and on the use of the external auditor for non-audit services, which is reviewed annually, most recently in July 2021. This year there were minor changes to the policy’s contents, with amendments reflecting internal organizational changes and to clarify certain references. Under the auditor independence policy, any member of the PwC global network shall provide to the company, its subsidiaries or any related entity only permissible services, subject to the approval of the Audit Committee after after it has properly assessed through its governance processes both compliance with UK and US regulations in respect of the provision of services by the auditor, and safeguards under such regulations from any threat to auditor independence presented by the provision of non-audit services or prohibited services. Any FRC permissible service to be provided by the auditor, regardless of the size of the engagement, must be specifically approved by the Audit Committee or its nominated delegate, based on a defined scope of pre-approved services. The policy explicitly specifies the auditor independence review and approval mechanism process by the Committee for permissible engagements above the specified threshold, which has been amended to £100,000 from £250,000 in July 2021. Fees paid to the auditor for audit, audit-related and other services are analysed in note 3(b) to the consolidated financial statements. The nature and level of all services provided by the external auditor are factors taken into account by the Audit Committee when it reviews annually the independence of the external auditor. During the year, no non-audit services were provided by the external auditor to the company, its subsidiaries or any related entity other than personal tax services provided to two Non-Executive Directors.

'Financial expert’, recent and relevant financial experience
The Board has satisfied itself that the membership of the Audit Committee includes at least one Director with recent and relevant financial experience and has competence in accounting and/or auditing and in the sector which the company operates, and that all members are financially literate and have experience of corporate financial matters. For the purposes of the Code and the relevant rule under SOX, section 407, the Board has determined that Alan Stewart is independent and may be regarded as an Audit Committee financial expert, having recent and relevant financial experience, and that all members of the Audit Committee are independent Non-Executive Directors with relevant financial and sectoral competence.

Internal audit
The company’s internal GAR team undertakes an annual audit and risk plan by delivering a series of internal assurance and audit assignments across a variety of markets, business units and functions. On the conclusion of each assignment, GAR issues a report on its findings which may also include an overall rating as to the status of the market or function being audited, detailed reasons for the rating and actions to be taken within a specific timetable. The Audit Committee receives regular reports from the Head of GAR on the latest reports issued.
Due to the Covid-19 pandemic, this year audits were designed to be undertaken by GAR remotely and without compromising quality and effectiveness. The Audit Committee assesses the effectiveness of GAR by reviewing its annual audit plan at the start of the financial year, monitoring its on-going quality throughout the year, and assessing completion rates and feedback provided following completion of the annual audit plan. In addition, following an external evaluation of the company’s internal audit processes and function carried out in 2020, GAR’s audit plan and processes were adapted to reflect the external evaluator’s recommendations and suggested actions.

Business Integrity and Controls Assurance programmes
Diageo is committed to conducting its business responsibly and in accordance with all laws and regulations to which its business activities are subject. We hold ourselves to the principles in our Code of Business Conduct, which is embedded through a comprehensive training and education programme for all employees. Our employees are expected to act in accordance with our values, the Code of Business Conduct and in compliance with applicable laws and regulations.
Our Code of Business Conduct and other global policies are available at https://www.diageo.com/en/our-business/corporate-governance.

Governance (continued)
The Audit Committee monitors compliance with the company’s ethical standards through the Business Integrity framework, which helps enhance and protect all aspects of the company’s business. Regular reports are provided to the Audit Committee by the Chief Business Integrity Officer on progress in providing guidance, training and tools for all levels in the business, completion rates for training modules, launch and rollout of new programmes or policies, monitoring use of whistle-blowing mechanisms and investigating allegations of breaches. The Business Integrity function use systems and data to allow for more efficient breach management oversight, analysis and identification of root causes, overall trends and indicators, and to monitor investigation closure rates, which are reported to the Audit Committee.
The company operates a global controls assurance programme for controls in each market and function, which monitors compliance with and effective operation of the company’s controls framework. The Audit Committee receives regular reports on the status of the controls assurance plan, actions taken to enhance controls design and assessments, awareness training provided to employees, testing results and trends analysis derived from the company’s integrated risk management system.

Senior financial officers’ code of ethics
In accordance with the requirements of SOX and related SEC rules, Diageo has adopted a code of ethics covering its Chief Executive, Chief Financial Officer, and other senior financial officers. During the year, certain minor amendments were made to, but no waivers granted in respect of, this code of ethics. The full text of the code of ethics is available at https://www.diageo.com/PR1346/aws/media/12719/code-of-ethics-for-ceo-cfo-sfos.pdf. Both the Audit & Risk Committee and the Audit Committee regularly review the strategy and operation of the Business Integrity programme through the year.
Diageo will provide a hard copy of its Code of Ethics free of charge to any person upon request. Requests should be directed to Diageo plc, Company Secretariat, Lakeside Drive, London NW10 7HQ, United Kingdom or to The.Cosec@diageo.com.

Governance (continued)
Nomination Committee report

Championing our talent strategy

Dear Shareholder

On behalf of the Nomination Committee, I am pleased to present its report for the year ended 30 June 2021. The primary role of the Committee is to ensure that there is a pipeline of strong candidates for potential nomination as Non-Executive Directors and to review succession planning and talent strategy for Executive Directors and other members of the Executive Committee. There has been significant change in Board membership this year, with the Committee recommending the appointments of Sir John Manzoni, Ireena Vittal and Valérie Chapoulaud-Floquet as Non-Executive Directors and the appointment of Lavanya Chandrashekar as CFO and Executive Director. These appointments had been made following a detailed market review assisted by an independent executive search agency and, in the case of the CFO and Executive Director appointment, an internal talent review and selection process involving internal and external candidates carried out by the Committee. Given the number of changes of Board membership this year, we have taken the opportunity to refresh our Board induction programme including adapting aspects of it to be more suitable to a remote working environment such as has been experienced recently.
This year the Committee has also had oversight of the externally facilitated review and evaluation of the effectiveness of the Board, its Committees, members and processes. Further details, including the review’s conclusions, recommendations and actions as presented to the Board in December 2020, are set out on pages 168-169.

The Committee has also been involved in reviewing talent planning and succession of a number of Executive Committee members. Over the year, Alvaro Cardenas has been appointed as President, Latin America and Caribbean, and Hina Nagarajan has been appointed as MD & CEO, United Spirits Limited. Lastly, I wish to acknowledge the contribution and support of our General Counsel and Company Secretary, Siobhán Moriarty, who will retire following the AGM in September after 24 years with the company. Siobhán will be succeeded by Tom Shropshire, who recently joined the company from international law firm Linklaters.

Javier Ferrán
Chairman of the Nomination Committee

Role of the Nomination Committee

The Nomination Committee is responsible for keeping under review the composition of the Board and succession to it, reviewing succession planning for key Executive Committee roles, and succession planning and overall talent strategy for senior leadership positions, including in relation to ensuring and encouraging diversity in leadership positions. It makes recommendations to the Board concerning appointments to the Board. The recruitment process for Non-Executive Directors includes the development of a candidate profile and the engagement of Egon Zehnder, a professional search agency (which has no connection with the company other than acting as an executive search agency) specialising in the recruitment of high-calibre candidates for non-executive and executive roles. In the case of Executive Director or Executive Committee appointments, an executive leadership assessment is carried out by an external professional agency. Reports on potential appointees are provided to the Committee, which, after careful consideration, makes a recommendation to the Board. In determining its recommendations, the Committee has regard to a broad range of factors including the candidate’s background, skillset and experience, their ability to express independent judgement and participate across a broad range of topics, their ability to devote sufficient time to the company and whether their appointment would contribute towards the Board’s diversity objectives.
While the Board does not have a written policy as regards the maximum number of other appointments that Directors should have, before recommending new appointments to the Board, the Nomination Committee considers other demands on candidates’ time. Once appointed, any proposed additional external appointments are also reviewed by the Nomination Committee to ensure that the additional demands on a director’s time will not impact on the director’s ability to perform his or her role as a director of the company before the additional appointment is recommended for approval by the Board. Directors’ interests are reviewed and updated at each Board meeting. Any new Directors are appointed by the Board and, in accordance with the company’s articles of association, they must be elected at the next AGM to continue in office. All existing Directors retire by rotation and stand for re-election every year. While the company’s policy is for all Directors to attend the AGM, due to the Covid-19 pandemic the 2020 AGM was held as a ‘closed meeting’ in accordance with the Corporate Insolvency and Governance Act 2020 and, as a result, only the Chairman attended with the Company Secretary. Details of attendance of all Board and Committee meetings by Directors are set out on page 163.
More details on the role of the Nomination Committee are set out in its terms of reference which are available at https://www.diageo.com/en/our-business/corporate-governance.

Governance (continued)
Composition of the Nomination Committee
The Nomination Committee comprises Javier Ferrán (Committee Chairman), Melissa Bethell, Susan Kilsby, Valérie Chapoulaud-Floquet, Sir John Manzoni, Lady Mendelsohn, Alan Stewart and Ireena Vittal.

Induction and training
The company has adapted its induction programme for new Directors appointed during the year, to take account of social distancing requirements and restrictions on travel. As a consequence, individual meetings with Executive Committee members and other senior executives which would ordinarily have been in person have had to take place through video conference systems and visits by the newly appointed Directors to the company’s production facilities, offices and other sites around the group have been postponed.
Alternative ways of facilitating thorough induction programmes have been introduced, including a number which were recommended following the externally facilitated Board effectiveness review carried out during the first half of the year. For example instead of physical visits Directors have been provided with access to a number of recorded virtual tours of certain of the company’s sites and interviews with a range of employees from different backgrounds and markets. ‘Skip level’ video conference meetings are also being arranged between Non-Executive Directors and employees to enable broader interactions which will enhance Directors’ induction experiences as well as provide another means of engagement between the Board and the company’s workforce. All Directors who have been unable to travel over this period will have the opportunity to visit key sites, including the company’s production facilities in Scotland and elsewhere, and to meet executives face-to-face when travel restrictions are lifted.
It is intended that future induction programmes for new Directors will also be more tailored to suit the particular background and experience of the individual Director, with the Committee advising on priorities for that individual and tracking induction activity. This will supplement existing practices whereby, following the initial induction process, a continuing understanding of the business is developed through appropriate business engagements for Non-Executive Directors which would ordinarily include visits to customers, engagements with employees, and brand events worked into the annual cycle of Board meetings. Training on specific areas of risk and detailed reviews of strategic matters are provided by Executive Committee members, other internal senior leaders and external guest speakers and specialists through presentations, roundtable discussions and other sessions as part of the Board’s Annual Strategy Conference and during the year as part of Board and Audit Committee meetings.
In addition, Executive Committee members and other senior executives are invited, as appropriate, to Board and strategy meetings to make presentations on their areas of responsibility. All Directors are also provided regular briefings to ensure they are kept up to date on relevant legal and governance developments or changes, best practice developments and changing commercial and other risks.
Activities of the Nomination Committee
The principal activities of the Nomination Committee during the year were:
•the consideration of the talent pipeline for potential new appointments to the Board including the selection and recommendation as to the appointment of new Executive Directors, Non-Executive Directors and the Company Secretary;
•the selection, scoping and appointment of an external professional consultancy to conduct a review of Board, committee and individual Director effectiveness and performance as part of the annual evaluation process, and a review of the findings of the consultancy’s report and its recommendations
•consideration and approval of the report of the Committee in the company’s annual report and accounts for the year ended 30 June 2020
•consideration and recommendation to the Board of proposed changes in Directors’ outside interests and any potential conflicts of interest; and
•a review of the succession plans for Executive Committee roles, including potential candidates for such roles, their backgrounds and experience, and how such candidates would contribute towards the company's diversity objectives.

Evaluation
As part of the annual Board evaluation, all members of the Nomination Committee participated in an evaluation of the Committee. This concluded that the performance of the Committee had continued to improve, with more formalised ways of working. The emphasis is now on ensuring adequate time and focus on developing strong succession plans and to ensure all Board members remain informed as to the work of the Committee as the Board grows. Further details of the evaluation can be found on pages 168-169.

Diversity
The Board has a long-standing commitment to prioritise diversity and supports the recommendations of the Hampton-Alexander Review on gender diversity and the Parker Review on ethnic diversity. The Board Diversity Policy sets out specific objectives with parity between male and female members of the Board being the ultimate goal in terms of gender diversity, with a commitment to have no less than 40% female representation on the Board, and having at least one Director reflecting ethnic diversity as defined in accordance with the Parker Review. The Committee is pleased to confirm that both these objectives have currently been met. The Board Diversity Policy also sets out the Board’s support for management’s actions to increase the proportion of senior leadership roles held by women and by people from minority backgrounds and other under-represented groups. As at 30 June 2021, the percentage of women on the Executive Committee and their direct reports is 46%.

Governance (continued)
Board composition

Non-Executive Director tenure

Gender diversity: Board of Directors
Gender diversity: Executive Committee

Executive Committee nationality
Ethnic diversity: Board of Directors
ETHNIC DIVERSITY DEFINITIONS
– Directors are defined as all non-executive and executive directors appointed to the Board.
– Directors of colour are defined in accordance with the Parker Review definitions as those "who identify as or have evident heritage from African, Asian, Middle Eastern, Central and South American regions".

All data above is given as at the last practicable date prior to publication of this report, being 27 July 2021.

Governance (continued)

Directors’ remuneration report

Annual statement by the Chairman of the Remuneration Committee

Dear Shareholder
I am pleased to present to you the Directors' remuneration report for the year ended 30 June 2021, which contains:
–The current Directors’ remuneration policy, which was approved last year at the AGM on 28 September 2020; and
–The annual remuneration report, describing how the policy has been put into practice during 2021, and how the policy will be implemented in 2022.
Exceptional performance through exceptional times
As you’ve read in the statements from the Chairman and the Chief Executive, the results that have been delivered over the past year have been truly exceptional, despite continued challenging and uneven trading conditions, including the severe impact of the pandemic on Diageo’s travel retail business and significant restrictions on the on-trade (pubs, bars and restaurants) in many parts of the world. Even with this backdrop, Diageo has continued to invest ahead on brands with improved marketing spend relative to pre-pandemic levels, and has capitalised on at-home occasions through strengthened e-commerce and digital capabilities to fuel further growth. As a result, Diageo has delivered robust improvement in top and bottom line performance.
At the same time, the company has continued to deliver strong returns to shareholders (~£23 billion of value in share price growth, dividends and return of capital since 1 July 2018), has delivered sustained improvements in market share (continuing the off-trade share momentum confirmed at the interim results earlier this year), while also providing unwavering support to employees, suppliers, customers and communities. You can read more about this on pages 23-24.
Diageo’s decisive leadership throughout the uncertainty of the past year, together with the hard work, resilience, ingenuity and commitment of our 27,650 employees around the world, have enabled Diageo to emerge from the pandemic in a strong position to drive long-term sustainable growth. Despite the challenges of the past year, employee engagement remains very high. Through the annual engagement survey, regular ‘pulse’ surveys on the company’s response to the pandemic and workforce engagement sessions led by the Chairman and other Non-Executive Directors during the year, our people report a strong sense of pride and fulfilment working for Diageo and have emphasised how supported they have felt during the pandemic. Unlike many other companies, Diageo has not participated in any furloughing schemes, has not initiated any large-scale restructuring and has continued to provide practical, financial, and health and wellbeing support to employees throughout the pandemic.
Looking back at decisions made during the year
The structure of the annual incentive plan for Executive Directors for the year ended 30 June 2021 was designed to reflect the significant levels of uncertainty facing the business across the multiple markets in which Diageo operates. The target-setting process was managed in two half-year periods to ensure the right level of focus on critical deliverables and to enable swift response to the changing external environment. This design for the annual incentive plan was outlined in the 2020 remuneration report and communicated to participants in July 2020.
The targets for the first half of the year (1 July 2020 - 31 December 2020) were approved immediately before the announcement of Diageo’s final results in July 2020, and targets for the second half of the year (1 January 2021 - 30 June 2021) were approved immediately before the announcement of Diageo’s interim results in January 2021. Details of the company’s performance against targets in both the first and second halves of the year, as well as total results for the full year, are described in more detail on page 201.
The targets set in the second half of the year took account of better than expected performance in the first half of the year, and enabled the Remuneration Committee to set more challenging targets than would have been possible had the Committee set full year targets at the beginning of the fiscal year.
As is the usual practice, each year the Remuneration Committee assesses Diageo’s holistic performance across the full financial year, in addition to the company’s performance against targets, to determine whether the level of bonus payout is appropriate, reflects underlying business performance and is aligned to the experience of shareholders. This year, the Committee undertook a comprehensive review of performance across a number of internal and external factors including:
– Market share gains - Diageo is holding or growing off-trade share in 85% of total net sales value in measured markets, an improvement of 20ppt on last year, with notably strong share gains in the US TBA (Total Beverage Alcohol);
– Performance relative to peer group - Diageo delivered broad-based outperformance at the top of the Alcoholic Beverages peer set and top quartile performance compared to our TSR peer group;
– Strategic delivery and reputation - Diageo has continued to provide support to customers and the communities within which it operates (see pages 23-24) as well as making positive progress on grain-to-glass sustainability and continued progress on inclusion and diversity. Diageo was also named the top company in both the FTSE100 and in the beverages sector for representation of women at board, executive and leadership level in the 2020 Hampton Alexander Review; and
– Employee engagement - remains very high at an overall score of 81% in 2021, 1% above already high levels prior to the pandemic and 10ppt higher than the external benchmark for similar sized companies in our sector. 89% of respondents are proud to work for Diageo and 81% would recommend working for Diageo.

Governance (continued)
The Remuneration Committee concluded that the formulaic outcomes of 93.8% of maximum for the Chief Executive, Ivan Menezes, and 91.3% of maximum for the outgoing Chief Financial Officer during the year, Kathryn Mikells, are justified given the exceptional nature of performance in challenging circumstances. In line with the Directors’ remuneration policy, one-third of the Chief Executive's annual bonus will be deferred into Diageo shares to be held for three years, with the balance paid in cash in September 2021.
Under the long-term incentive plan, 2018 performance share awards will vest in September 2021 at 29.3% of maximum and share option awards will vest at 10% of maximum, based on performance against the original targets set in 2018 (see page 203) for more detail), which was much higher than anticipated given the impact of the pandemic on a large proportion of the three-year performance period. At the start of 2021, on the basis that it was not clear that the awards would vest at all, the Committee explored the possibility of exercising its discretion to change the formulaic outcome of the 2018 award, considering the additional criteria that would need to be satisfied to warrant any vesting, as well as taking account of the views gathered from shareholders during consultation meetings.
The Committee was also mindful of the difficult decisions that had been taken on remuneration during fiscal 2020, with no annual salary review for employees and executives alike, no annual bonus payment for many employees (including the Executive Committee, as we exercised downward discretion to waive the earned payout against individual business objectives) as well as low long-term incentive vesting. The potential impact of such actions on motivation, engagement and retention, particularly for the wider group of senior leaders across the business who participate in the performance share element of the long-term incentive plan, continues to be a serious concern for the Remuneration Committee and will continue to be carefully monitored.
The final outcome under the 2018 long-term incentive plan based on performance against the original targets, while still relatively low in the context of the substantial returns to shareholders over the same period, is well above the level at which it was tracking earlier in the year. The Committee carefully considered financial performance under the annual incentive plan and determined that this payout, together with the level of vesting under the 2018 long-term incentive award, would provide fair recognition and reward of exceptional performance and leadership during this challenging period. As a result, the Committee decided not to apply discretion to the vesting outcome under the 2018 long-term incentive award.
Remuneration principles
The approach to setting executive remuneration continues to be guided by the remuneration principles set out below. The Committee considers these principles carefully when making decisions on executive remuneration in order to strike the right balance between risk and reward, cost and sustainability, and competitiveness and fairness.
We need to have the right tools in place to source talent globally and the increasingly restrictive corporate governance environment in the United Kingdom presents some challenges when considered against the significantly higher pay norms in the United States and other parts of the world, particularly given the increasing international mobility of the senior talent pool.
Long-term value creation for shareholders and pay for performance remains at the heart of our remuneration policy and practices. Attracting and nurturing a vibrant mix of talent with a range of backgrounds, skills and capabilities – in good times and even more so in challenging times – enables Diageo to grow and thrive, and ultimately to deliver our Performance Ambition. Remuneration remains a key part of attracting and retaining the best people to lead our business, balanced against the need to ensure our packages are appropriate and fair in the business and wider employee context, delivering market-competitive pay in return for high performance against the company’s strategic objectives.

Delivery of business strategy [1]
Short- and long-term incentive plans reward the delivery of our business strategy and Performance Ambition. Performance measures are reviewed regularly and stretching targets are set relative to the company’s growth plans and peer group performance. The Committee seeks to embed simplicity and transparency in the design and delivery of executive reward.
Creating sustainable, long-term performance [2]
A significant proportion of remuneration is delivered in variable pay linked to business and individual performance, focussed on consistent and responsible drivers of long-term growth. Performance against targets is assessed in the context of underlying business performance and the ‘quality of earnings’.
Winning best talent [3]
Market-competitive total remuneration with an appropriate balance of reward and upside opportunity allows us to attract and retain the best talent from all over the world, which is critical to our continued business success.
Consideration of stakeholder interests [4]
Executives are focussed on creating sustainable share price growth. The requirement to build significant personal shareholdings in Diageo and hold long-term incentive awards for two years post-vesting encourages executives to think and act like owners. Decisions on executive remuneration are made with consideration of the interests of the wider workforce and other stakeholders, as well as taking account of the external climate.
CFO succession
As announced on 14 January 2021, Kathryn Mikells, Chief Financial Officer, left the company on 30 June 2021 to return to the United States after almost six years in role. Kathryn has been succeeded by Lavanya Chandrashekar, who was appointed to the Board on 1 July 2021. The remuneration arrangements for both the outgoing and incoming Chief Financial Officers have been implemented in accordance with the external announcement and the approved 2020 Directors’ remuneration policy.
Kathryn Mikells' service contract provided for a 12-month notice period. As part of an orderly succession plan, notice commenced on 13 January 2021 and Kathryn remained an employee and director of the company until 30 June 2021. Details of payments on termination are outlined on pages 199-200. Kathryn remains eligible for a payment under the annual incentive plan for the year ended 30 June 2021, subject to the performance conditions in the normal way (see page 201-202 for more details). The Committee also

Governance (continued)
exercised its discretion, in accordance with the Plan Rules and the remuneration policy, to prorate to the leaving date all unvested long-term incentive awards. These awards remain subject to performance conditions to be assessed at the end of the original performance periods in 2021, 2022 and 2023 with a subsequent two-year holding period. The new post employment shareholding requirement policy, which was introduced as part of the 2020 remuneration policy, will be applied for a period of two years post exit, requiring Kathryn to hold Diageo shares equal to 400% of salary until 30 June 2022 and 200% of salary for the 12-months thereafter. The policy will be implemented making use of a restricted nominee account, in which vested shares are already held in trust during the two-year post-vesting retention period. As at 30 June 2021, Kathryn held shares equivalent to 868% of salary.
The salary for the new Chief Financial Officer, Lavanya Chandrashekar, is 11% lower than that of her predecessor and the annual and long-term incentive opportunity is the same. Her pension contribution at 14% of salary is in line with the policy provision for the wider workforce in the United Kingdom. Further details on Lavanya Chandrashekar’s remuneration are shown on pages 212-213.
I would like to thank Kathryn for her service and valued contributions to Remuneration Committee discussions over the past six years and I look forward to working with Lavanya in the future.
Looking forward to the year ahead
There was no fee increase for Non-Executive Directors in the year ended 30 June 2021. The Chairman’s fee increase from £600,000 to £650,000 per annum, the first increase since his appointment in January 2017, had been approved prior to the outbreak of Covid-19 and planned to take effect on 1 January 2020. The Chairman asked to defer this fee increase until 2021 and it was implemented 18 months after the originally intended implementation date, on 1 July 2021. The fees for Non-Executive Directors will be reviewed in September 2021.
The Committee also reviewed annual base salaries for the Chief Executive and Executive Committee. As part of their review, the Committee considered the current position of pay relative to the external market as well as the strong performance context, the approach for the annual pay review for the wider workforce as well as wider societal and shareholder expectations. Taking account of the historical track record of modest salary increases over the years since being appointed Chief Executive in 2013 (0% in 2014 and 2015, 2% in 2016-2018, 3% in 2019 and 0% in 2020), the Committee approved a base salary increase of 3% for Ivan Menezes effective 1 October 2021, which is consistent with the merit budget for the wider workforce in the United Kingdom and the United States in 2021.
The Committee reviewed the annual incentive plan for Executive Directors in the year ended 30 June 2022 and decided to retain the same structure as the year before, with 80% based on financial measures (net sales, operating profit and operating cash conversion) and 20% on individual business objectives, with a return to full-year targets now that pandemic restrictions are easing in many parts of the world.
For long-term incentive awards to be granted in September 2021, the Committee reviewed the design and selection of performance measures and decided to retain the same measures and weightings as in 2020: net sales, profit before exceptional items and tax, cumulative free cash flow, relative total shareholder return and ESG (environmental, social and governance). These measures reflect the company’s strategic priorities and key drivers of long-term growth. I had the opportunity to discuss with a number of shareholders during the year our proposals on the ESG performance conditions, and welcomed the constructive input and appreciation for the progressive stance the company is taking on its approach to ESG. As a reminder, the ESG measure covers carbon reduction, water efficiency, positive drinking and inclusion and diversity, which are all strategic areas of focus under 'Diageo’s Society 2030: Spirit of Progress', our 10-year action plan to help create an inclusive and sustainable world (see pages 64-71 for more detail).
In summary, Diageo has had an exceptional year of performance and that is reflected in the decisions the Committee has made. I believe that our remuneration policy supports the business strategy, drives pay for performance and meets the needs of our stakeholders in a balanced and considered way. I would like to thank all of the shareholders and institutional advisors for their constructive input over the course of the year. I look forward to continuing to engage with shareholders in the coming months as Diageo builds on an exceptional year of performance.
I hope that you will join the Board in approving the advisory resolution on the annual report on remuneration and voting in favour of the resolution at the AGM on 30 September 2021.

Susan Kilsby
Non-Executive Director and Chair of the Remuneration Committee

Governance (continued)

Remuneration at a glance
	Salary	Allowances and benefits	Annual incentive	Long-term incentives	Shareholding requirement
Purpose and link to strategy	– Supports the attraction and retention of the best global talent with the capability to deliver Diageo’s strategy	– Provision of market-competitive and cost-effective benefits supports attraction and retention of talent	– Incentivises delivery of Diageo’s financial and strategic targets – Provides focus on key financial metrics and the individual’s contribution to the company’s performance	– Rewards consistent long-term performance in line with Diageo’s business strategy – Provides focus on delivering superior long-term returns to shareholders	– Ensures alignment between the interests of Executive Directors and shareholders
Key features	– Normally reviewed annually on 1 October – Salaries take account of external market and internal employee context	– Provision of competitive benefits linked to local market practice
– Maximum company pension contribution is 14% of salary for new Executive Director appointments, which is aligned to the offering for new-hire employees in the United Kingdom	– Target opportunity is 100% of salary and maximum is 200% of salary
– Performance measures, weightings and stretching targets are set by the Remuneration Committee
– Subject to malus and clawback provisions
– Executive Directors defer one-third of earned bonus payment into Diageo shares held for three years, first taking effect on the bonus for the year ended 30 June 2021
– Remainder paid out in cash after the end of the financial year	– Annual grant of performance shares and share options
   – CEO award 500% of salary
   – CFO award 480% of salary (% of salary for both CEO and CFO described in performance share equivalents)
– Performance measures, weightings and stretching targets are set annually
– Three-year performance period plus two-year retention period
– Subject to malus and clawback provisions
– Grant price based on six-month average to 30 June preceding grant date	– Minimum shareholding requirement within five years of appointment:
   – CEO 500% of salary
   – CFO 400% of salary
– Post-employment shareholding requirement for Executive Directors of 100% of in-employment requirement in the first year after leaving the company and 50% in the second year after leaving the company
Planned for year ending 30 June 2022	– 3% salary increase for the CEO, in line with the annual salary budget for the wider workforce in the United Kingdom and the United States
– New CFO appointment 1 July 2021 (salary 11% lower than previous incumbent)	– Allowances and benefits unchanged from prior year
– Company pension contribution:
   – CEO 20% of salary
   – CFO 14% of salary
– Company intends to reduce CEO's pension contribution to 14% of salary by 1 January 2023	– Targets will be set over the full year
– For the year ending 30 June 2022, measures on net sales growth, operating profit growth and operating cash conversion, weighted equally, with remaining 20% on individual objectives	– Performance measures on net sales growth, relative TSR, cumulative free cash flow, profit before exceptional items, and tax growth, and ESG
				– Size of long-term incentive award opportunity is unchanged from prior year	– Post-employment shareholding requirement will be maintained in line with the policy in the case of the CFO, Kathryn Mikells, who left the company on 30 June 2021
Implementation in year ended 30 June 2021	– No salary increase for Executive Directors or Executive Committee members – Exceptional salary increases only (e.g. on promotion) for the wider workforce during 2020	– Allowances and benefits unchanged from prior year – Company pension contribution: – CEO 20% of salary – CFO 20% of salary	– Targets set over two half-year periods – Payout of 100% of maximum for the financial element of the plan – Total payout of 93.8% of maximum for the CEO and 91.3% of maximum for the CFO	– Vesting of 2018 performance shares at 29.3% of maximum – Vesting of 2018 share options at 10% of maximum	– CEO shareholding 2,735% of salary – CFO shareholding 868% of salary[1]
Implementation in year ended 30 June 2020	– Effective 1 October 2019:
   – CEO 3% increase to $1,661,427
   – CFO 3% increase to $1,093,044
	– In line with the pay budget for the wider workforce (3% for the United Kingdom and the United States in 2019)	– Company pension contribution: – CEO 20% of salary (reduced from 30% of salary effective 1 July 2019) – CFO 20% of salary	– No annual incentive payout for Executive Directors in 2020	– Vesting of 2017 performance shares at 10% of maximum – Vesting of 2017 share options at 27.5% of maximum	– CEO shareholding 2,635% of salary – CFO shareholding 791% of salary[1]
1. This relates to Kathryn Mikells, who left the company on 30 June 2021
Proportionality and management of risk
The structure of Diageo’s executive remuneration package ensures that executives have a vested interest in delivering performance over the short and long term. There is a three-year deferral of part of the annual incentive payout into shares, a two-year retention period on any vested awards under the long-term incentive plan and a post-employment shareholding requirement that applies for two years after leaving the company. The performance and retention periods for each element of remuneration are outlined below.

Governance (continued)
Pay for performance at a glance
The charts below show performance outcomes against targets for the long-term and annual incentive plans. Targets under both incentive plans are set with reference to Diageo’s strategic plan and the historical and forecasted performance of Diageo and its peers.

Long-term incentives (for the period 1 July 2018 to 30 June 2021)

Organic growth in net sales

CAGR	Threshold	Midpoint	Maximum	Actual
	3.75%	4.875%	6.0%	Actual 4.1%

Cumulative free cash flow

Threshold	Midpoint	Maximum	Actual
£7,400m	£8,050m	£8,700m	Actual £7,962m

Organic growth in profit before exceptional items and tax

CAGR	Threshold	Midpoint	Maximum	Actual
	4.5%	7.5%	10.5%	Actual 3.1%

Relative TSR ranking vs peer group

Threshold	Midpoint	Maximum	Actual
9th (median)	–	3rd (upper quintile)	Actual 9th

Annual incentive

Targets and actual performance were measured over the half-year periods from 1 July 2020 to 31 December 2020 (HALF 1) and 1 January 2021 to 30 June 2021 (HALF 2).

Net sales growth

Full year actual **16%**

	Threshold	Target	Maximum	Actual
HALF 1	(27.4%)	(22.9%)	(18.4%)	Actual 1.0%
HALF 2	25.5%	31.3%	37.1%	Actual 39.3%

Operating profit growth

Full year actual **17.7%**

	Threshold	Target	Maximum	Actual
HALF 1	(55.3%)	(46.3%)	(37.3%)	Actual (3.4%)
HALF 2	38.1%	53.1%	68.0%	Actual 69.7%

Operating cash conversion

Full year actual **110.5%**

	Threshold	Target	Maximum	Actual
HALF 1	45%	55%	65%	Actual 100.8%
HALF 2	90%	100%	110%	Actual 110.5%

Diageo's share price growth over the period 30 June 2018 to 30 June 2021

27%

2021	£34.61
2018	£27.22

Growth in dividend distribution to shareholders in year ended 30 June 2021

4%

2021	72.55p
2020	69.88p

Historical reward outcomes under the annual and long-term incentive plans over the past five years are shown below. Vesting outcomes under the long-term incentive plan are shown against annualised total shareholder return for the three-year period ended in the year of vesting (i.e. annualised TSR for the three years ended 30 June 2021 is shown against the vesting outcome for the 2018 long-term incentive awards vesting in 2021). Outcomes against annual incentive financial measures are shown against organic operating profit growth for each respective financial year, as disclosed in prior-year annual reports.

Governance (continued)
Remuneration Committee governance

Remuneration Committee

Over the year, the Remuneration Committee has consisted of the following independent Non-Executive Directors: Susan Kilsby, Melissa Bethell, Valérie Chapoulaud-Floquet, Ho KwonPing, Sir John Manzoni, Lady Mendelsohn, Alan Stewart and Ireena Vittal. Susan Kilsby is the Chair of the Remuneration Committee and also the Senior Independent Director. The Chairman of the Board and the Chief Executive may, by invitation, attend Remuneration Committee meetings except when their own remuneration is discussed. Diageo’s Chief Human Resources Officer and Global Performance and Reward Director are also invited by the Remuneration Committee to provide their views and advice. The Chief Financial Officer may also attend to provide performance context to the Committee during its discussions about target setting. Information on meetings held and Director attendance is disclosed in the corporate governance report.
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
– ensuring that remuneration outcomes are appropriate in the context of underlying business performance, that remuneration practices are implemented in accordance with the approved remuneration policy, and that remuneration does not raise environmental, social and governance issues by inadvertently motivating irresponsible behaviour and
– reviewing workforce pay and related policies and the alignment of incentives with culture.
Full terms of reference for the Committee are available at and on request from the Company Secretary.
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
Predictability-the pay opportunity under different performance scenarios are set out on page 194 of this report;
Proportionality – executives are incentivised to achieve stretching targets over annual and three-year performance periods, and the Committee assesses performance holistically at the end of each period, taking into account underlying business performance and the internal and external context. The Committee may exercise discretion to ensure that payouts are appropriate; and
Alignment with culture – non-financial objectives may be incentivised under the individual business objective element of the annual incentive plan and ESG priorities are incentivised under the long-term incentive plan, which reinforces the company’s purpose and values.

External advisors
During the year ended 30 June 2021, the Remuneration Committee received advice on executive remuneration from Deloitte. Deloitte was appointed by the Committee in May 2019, following a comprehensive tendering process with several consulting firms. Deloitte is a founding member of the Remuneration Consultants Group and adheres to its code in relation to executive remuneration consulting. The Committee requests Deloitte to attend meetings periodically during the year and is satisfied that the advice it has received has been objective and independent.
Deloitte provides unrelated services to the company in the areas of immigration services and management consultancy. During the year, Deloitte supported the Committee in providing: remuneration benchmarking survey data to support the salary review for the Executive Committee, advice on the design of long-term incentives and the level of stretch in the long-term incentive targets and

Governance (continued)
periodic updates on the TSR of Diageo and its peer companies for outstanding performance cycles. The fees paid to Deloitte in relation to advice provided to the Committee were £249,355 and were determined on a time and expenses basis.
Clifford Chance provided advice on the operation of share plans during the year. Fees paid in relation to this advice, again on a time and expenses basis, were £176,789.
The Committee is satisfied that the Deloitte and Clifford Chance engagement partners and teams that provide remuneration advice to the Committee do not have connections with Diageo that may impair their independence. The Committee reviewed the potential for conflicts of interest and judged that there were appropriate safeguards against such conflicts.

Statement of voting
The following table summarises the details of votes cast in respect of the resolutions on the Directors’ remuneration policy and the annual report on remuneration at the 2020 AGM.

		For	Against	Total votes cast	Abstentions
Directors’ remuneration policy	Total number of votes	1,644,443,671	121,538,951	1,765,982,622	3,321,427
	Percentage of votes cast	93.12%	6.88%	100%	n/a
Annual report on remuneration	Total number of votes	1,715,489,143	51,495,925	1,766,985,068	2,229,889
	Percentage of votes cast	97.09%	2.91%	100%	n/a
The Committee was pleased with the level of support shown for the remuneration policy and implementation report and appreciated the active participation of shareholders and their representative advisory bodies in consulting on executive remuneration matters.

Remuneration Committee governance
Approach to stakeholder engagement
The Committee has taken into account stakeholder views through consultation with shareholders and institutional advisors throughout the year, as well as through global workforce engagement sessions led by the Chairman, focus group sessions with other Non-Executive Directors and feedback from management and the wider workforce through employee engagement and ‘pulse’ surveys. A broad group of Diageo’s top 20 shareholders and key proxy advisors were engaged. An overall review of wider workforce remuneration and policies is tabled as a discrete agenda item at the Committee’s October meeting and relevant aspects of wider workforce remuneration are referenced in other agenda items during the year. This ensures that shareholder views and interests as well as the all-employee reward context at Diageo are appropriately considered when making executive remuneration decisions.
Further details on pages 167-169.

Allocation of time

This graph reflects the allocated time for key agenda items at Remuneration Committee meetings throughout F21.

40%
20%
15%
10%
10%
5%

- Incentives design and target-setting
- Assessment of performance outcomes
- Shareholder consultation & feedback
- Individual remuneration decisions
- External environment and all-employee remuneration
- Directors' remuneration policy & report

Governance (continued)

Key decision	Link to Diageo remuneration principles	Link to corporate governance principles	Stakeholder engagement
Manage the annual incentive plan target-setting process in two half-year periods, to reflect the significant levels of uncertainty facing the business across multiple markets	[1] [2] [4]	The Committee considered the views of key shareholders and investor bodies (clarity). This decision enabled the Remuneration Committee to ensure relevant and robust incentive targets were set, aligned with shareholder interests (risk and proportionality).	The proposal was shared with a group of key shareholders, UK institutional bodies and US proxy agencies in May 2020 and the response was broadly supportive. A similar change in approach to target-setting was made for employees below the Executive Committee: annual incentive plan targets were set on a quarterly basis, in line with the financial planning cycle, with payments subject to a holistic year-end assessment process.
ESG targets for performance shares granted under the Diageo Long Term Incentive Plan (DLTIP) in September 2020	[1] [2] [4]	The Committee engaged shareholders on the proposal for ESG measures and targets ahead of publication (clarity). The purpose and strategic alignment of the measures and targets have been clearly laid out on page 205 of this report (simplicity). The ESG targets ensure focus on some of Diageo’s key non-financial objectives, our 'Society 2030: Spirits of Progress' ambition, with Diageo’s focus on inclusion and sustainability in the future interest of shareholders (risk and alignment with culture). Pay-out opportunity under the ESG measures is set out in page 205 of this report (predictability).	In light of the significant impact of the pandemic on the business planning cycle and the company’s ability to forecast long-term performance, the Committee had delayed target-setting for 2020 long-term incentive targets for a period of six months. Shareholders were engaged about the proposed ESG targets ahead of publication in February 2021, in line with the company’s intention to consult with shareholders on 2020 targets as signposted in the 2020 annual report. As part of this, the timeline for publishing financial targets was confirmed to shareholders.Through workforce engagement sessions and surveys, employees have shared they are proud of Diageo’s focus on championing inclusion and diversity, and wider societal impact.
Payout under the annual incentive plan for the Executive Committee for the year ended 30 June 2021	[1] [2] [3] [4]	The company’s performance has resulted in strong returns to shareholders. By ensuring that executives are recognised for strong performance, the Remuneration Committee is able to motivate and retain the very best talent, which also creates shareholder value (risk).	The Committee considers the experience of the wider workforce when making decisions on executive pay to ensure there is clear alignment in principles and practice. The annual incentive payout for employees below the Executive Committee also reflects strong holistic business performance.
Vesting of performance shares and share options granted in September 2018 in line with measured achievements, with no application of discretion	[1] [2] [4]	After considering carefully the company’s performance, the remuneration opportunity in totality as well as that of the wider workforce, the Committee decided that the annual incentive payout would provide appropriate recognition and reward of performance and leadership (proportionality).	Through conversations during the year, shareholders acknowledged the significant impact of the pandemic on executive pay. The Committee reviewed the outlook for unvested 2018 DLTIP awards in the broader context of overall performance during the three-year vesting period ending 30 June 2021 and considered, but decided against, the application of upward discretion.
Diageo’s remuneration principles [1] Delivery of business strategy; [2] Creating sustainable, long-term performance;
[3] Winning best talent; [4] Consideration of stakeholder interests;

Directors’ remuneration policy
This section of the report summarises the policy for the remuneration of the company’s Directors. The policy was approved by shareholders at the AGM on 28 September 2020, in accordance with section 439A of the Companies Act 2006. The policy approved in

Governance (continued)
September 2020 can be found on the company’s website at www.diageo.com/en/investors/financial-results-and-presentations/directors-remuneration-report-2020/.

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
Purpose and link to strategy
Provides market-competitive and cost-effective benefits.
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

Opportunity

• The benefits package is set at a level which the Remuneration Committee considers:
     • provides an appropriate level of benefits depending on the role and individual circumstances;
     • is appropriate in the context of the benefits offered to the wider workforce in the relevant market; and
     • is in line with comparable roles in companies of a similar size and complexity in the relevant market.

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
• Current legacy company contributions for Ivan Menezes and Kathryn Mikells in the year ended 30 June 2021 were each 20% of base salary. The company contribution for Ivan Menezes was reduced from 40% to 30% effective 1 July 2016, and from 30% to 20% effective 1 July 2019.
• It is the company’s intention to reduce the pension contribution for Ivan Menezes to 14% of salary, in line with the maximum company contribution to new-hire employees in the United Kingdom, by 1 January 2023.
• The new CFO, Lavanya Chandrashekar, who was appointed on 1 July 2021, receives a pension contribution of 14% of salary.

●	Annual Incentive Plan (AIP)
Purpose and link to strategy
Incentivises year-on-year delivery of Diageo’s financial and strategic targets over the year. Provides focus on key financial metrics and the individual’s contribution to the company’s performance.
Operation

• Performance measures, weightings and targets are set by the Remuneration Committee. Appropriately stretching targets are set by reference to the operating plan and historical and projected performance for the company and its peer group.
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
.• The Committee has discretion to apply malus or clawback to bonus, i.e. the company may seek to recover bonus paid or deferral into shares, in exceptional circumstances such as gross misconduct or gross negligence during the performance period.
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
Operation

• An annual grant of performance shares and/or market-price share options which vest subject to a performance test and continued employment, normally over a period of three years.
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
• a growth measure (e.g. net sales growth, operating profit growth);
• a measure of efficiency (e.g. operating margin, cumulative free cash flow, return on invested capital);
• a measure of Diageo’s performance in relation to its peers (e.g. relative total shareholder return); and
• a measure relating to ESG (environmental, social or governance) priorities.
• Measures that apply to performance shares and market-price options may differ, as is the case for current awards. Weightings of these measures may also vary year on year.
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
Opportunity
• Limits for all-employee share plans are set by the tax authorities. The company may choose to set its own lower limits.
Performance conditions
• Under the UK Share Incentive Plan, the annual award of Freeshares is based on Diageo plc financial measures which may include, but are not limited to, measures of sales, profit and cash.
●	Shareholding requirement
Purpose and link to strategy
• Ensures alignment between the interests of Executive Directors and shareholders.
Operation
• The minimum in-employment shareholding requirement is 500% of base salary for the Chief Executive and 400% of base salary for any other Executive Directors.
• Executive Directors are expected to build up their in-employment shareholding within five years of their appointment to the Board.
• Executive Directors will be restricted from selling more than 50% of shares which vest under the long-term incentive plan or deferred bonus share plan (excluding the sale of shares to cover tax on vesting and other exceptional circumstances to be specifically approved by the Chief Executive and/or Chairman), until the shareholding requirement is met.
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
Purpose and link to strategy
• Supports the attraction, motivation and retention of world-class talent and reflects the value of the individual, their skills and experience, and performance.
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
• All Non-Executive Directors have letters of appointment. A summary of their terms and conditions of appointment is available at www.diageo.com. The Chairman of the Board, Javier Ferrán, was re- appointed on 10 October 2019 for a three-year term, terminable on three months’ notice by either party or, if terminated by the company, by payment of three months’ fees in lieu of notice.

Opportunity
• Fees for Non-Executive Directors are within the limits set by the shareholders from time to time, with an aggregate limit of £1,750,000, excluding the Chairman’s fees.

Governance (continued)
Policy considerations
Performance measures
Further details of the performance measures under the annual incentive plan for the year ending 30 June 2022 as well as targets under the long-term incentive plan for awards made in September 2021, and how they are aligned with company strategy and the creation of shareholder value, are set out in the annual report on remuneration, on pages 212-213.
Annual incentive targets will be disclosed retrospectively in next year’s annual report on remuneration.
Performance targets are set to be stretching yet achievable, and take into account the company’s strategic priorities and business environment. The Committee sets targets based on a range of reference points including the corporate strategy and broker forecasts for both Diageo and its peers.

Projected total remuneration scenarios
The graphs below illustrate scenarios for the projected total remuneration of Executive Directors at four different levels of performance: minimum, target, maximum, and maximum including assumed share price appreciation of 50% (in accordance with the Corporate Governance Code). The impact of potential share price movements is excluded from the other three scenarios. These charts reflect projected remuneration for the financial year ending 30 June 2022.
Basis of calculation and assumptions:
The ‘Minimum’ scenario shows fixed remuneration only, i.e. base salary for the year ending 30 June 2022, total value of contractually agreed benefits for 2022, and the pension benefits to be accrued over the year ending 30 June 2022. These are the only elements of the Executive Directors’ remuneration packages that are not subject to performance conditions.
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
The amounts shown in sterling are converted using the cumulative weighted average exchange rate for the year ended 30 June 2021 of £1 = $1.35.

Governance (continued)
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
The Remuneration Committee’s overarching principle for recruitment remuneration is to pay no more than is necessary to attract an Executive Director of the calibre required to shape and deliver Diageo’s business strategy, recognising that Diageo competes for talent in a global marketplace. The Committee will seek to align any remuneration package with Diageo’s remuneration policy as laid out above, but retains the discretion to offer a remuneration package which is necessary to meet the individual circumstances of the recruited Executive Director and to enable the hiring of an individual with the necessary skills and expertise. However, the maximum short- and long-term incentive opportunity will follow the policy, although awards may be granted with different performance measures and targets in the first year. On appointment of an external Executive Director, the Committee may decide to compensate for variable remuneration elements the Director forfeits when leaving their current employer. In doing so, the Committee will ensure that any such compensation would have a fair value no higher than that of the awards forfeited, and would generally be determined on a comparable basis taking into account factors including the form in which the awards were granted, performance conditions attached, the probability of the awards vesting (e.g. past, current and likely future performance) as well as the vesting schedules. Depending on individual circumstances at the time, the Committee has the discretion to determine the type of award (i.e. cash, shares or options, holding period and whether or not performance conditions would apply).
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

Executive Director	Date of service contract
Ivan Menezes Kathryn Mikells Lavanya Chandrashekar	7 May 2013 1 October 2015 1 July 2021

Notice period	The contracts provide for a period of six months’ notice by the Executive Director or 12 months’ notice by the company, the same as would apply for any newly-appointed Executive Director. A payment may be made in lieu of notice equivalent to 12 months’ base salary and the cost to the company of providing contractual benefits (including pension contributions but excluding incentive plans). The service contracts also provide for the payment of outstanding pay and bonus, if an Executive Directors leaves following a takeover, or other change of control of Diageo plc.
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
Mitigation	The Remuneration Committee may exercise its discretion to require a proportion of the termination payment to be paid in instalments and, upon the Executive Director commencing new employment, to be subject to mitigation except where termination is within 12 months of a takeover, or within such 12 months the Executive Director leaves due to a material diminution in status.
Annual Incentive Plan (AIP)	Where the Executive Director leaves for reasons including retirement, death in service, disability, ill-health, injury, redundancy, transfer out of the group and other circumstances at the Remuneration Committee’s discretion during the financial year, the Executive Director is usually entitled to an incentive payment pro-rated for the period of service during the performance period, which is typically payable at the usual payment date. Where the Executive Director leaves for any other reason, no payment or bonus deferral will be made. The amount is subject to performance conditions being met and is at the discretion of the Committee. The Committee has discretion to determine an earlier payment date, for example on death in service. The bonus may, if the Committee decides, be paid wholly in cash.
2020 Deferred Bonus Share Plan (DBSP)	Where the Executive Director leaves for any reason other than dismissal, they are entitled to retain any deferred bonus shares, which will vest on departure, subject to any holding requirements under the post-employment shareholding policy. It is not considered necessary for the bonus deferral to continue to apply after leaving, since the bonus is already earned based on performance, and there is a post-employment shareholding requirement that ensures the Executive Director continues to be invested in the company’s longer-term interests. On a takeover or other corporate event, awards vest in full.
Diageo 2014 Long-Term Incentive Plan (DLTIP)	Where the Executive Director leaves for reasons including retirement, death in service, disability, ill-health, injury, redundancy, transfer out of the group and other circumstances at the Remuneration Committee’s discretion during the financial year, awards vest on the original vesting date unless the Remuneration Committee decides otherwise (for example in the case of death in service). When an Executive Director leaves for any other reason, all unvested awards generally lapse immediately. The retention period for vested awards continues for all leavers other than in cases of disability, ill health or death in service, unless the Remuneration Committee decides otherwise.
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
Repatriation/other	In cases where an Executive Director was recruited from outside the United Kingdom and has been relocated to the United Kingdom as part of their appointment, the company will pay reasonable repatriation costs for leavers at the Committee’s discretion. The company may also pay for reasonable costs in relation to the termination, for example tax, legal and outplacement support, where appropriate.

Governance (continued)
Non-Executive Directors’ unexpired terms of appointment
All Non-Executive Directors are on three-year terms which are expected to be extended up to a total of nine years.The date of initial appointment to the Board and the point at which the current letter of appointment expires for Non-Executive Directors are shown in the table below.

Non-Executive Directors	Date of appointment to the Board	Current letter of appointment expires
Javier Ferrán	22 July 2016	AGM 2022
Susan Kilsby	4 April 2018	AGM 2021
Melissa Bethell	30 June 2020	AGM 2023
Valérie Chapoulaud-Floquet	1 January 2021	AGM 2024
Sir John Manzoni	1 October 2020	AGM 2023
Lady Mendelsohn	1 September 2014	AGM 2023
Alan Stewart	1 September 2014	AGM 2023
Ireena Vittal	2 October 2020	AGM 2023

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
In 2021, the Remuneration Committee has considered:
– the impact of the pandemic on business performance and reward outcomes;
– the continued focus on appropriate and competitive pay positioning around the world, with an emphasis on key markets such as the US and China;
– ongoing commitment to inclusion and diversity; and
– review of global benefits, with a consistent core benefit offering implemented across the world.
The Committee also considers the annual salary increase budgets for employees in key markets as well as pay for the global senior management population.

Governance (continued)
Shareholder engagement
The Committee greatly values the continued dialogue with Diageo’s shareholders and regularly engages with shareholders and representative bodies to take their views into account when setting and implementing the company’s remuneration policies.
This year, the company has engaged extensively with shareholders and their proxy advisors on the impact of the pandemic on the vesting outcome for outstanding long-term incentives, the introduction of the new ESG measure under the long-term incentive plan and the setting of stretching and measurable targets under the annual and long-term incentive plans.
More detail on engagement with shareholders in 2021 can be found in the Remuneration Committee governance section on page 190.

Workforce engagement
Diageo runs annual employee engagement surveys, as well as more recently regular ‘pulse’ surveys on the company’s handling of the impact of the pandemic on the workforce, which give employees the opportunity to give feedback and express their views on a variety of topics including their own remuneration, working environment and workforce policies and practices. Any comments relating to Executive Directors’ remuneration are fed back to the Remuneration Committee.
The Chairman was appointed to lead workforce engagement on behalf of the Board on 1 July 2019 and throughout the year has met with a range of employees across all levels and regions to hear their views on the company, culture and working environment. A number of Non-Executive Directors also met with employees around the world to broaden the reach of workforce engagement activities. As part of this engagement, the Chairman has taken the opportunity to explain to employees the role of the Board and its delegated Committees, including the role of the Remuneration Committee in setting executive pay. In the year ending 30 June 2022, it is intended that workforce engagement sessions will include a more detailed explanation of the executive remuneration framework.
A workforce engagement statement has been shared with employees to feed back the key insights and outcomes from all of the engagement activities during 2021, and this included information on the way in which workforce engagement discussions on the management of employee health, safety and wellbeing during the pandemic provided valuable insights and context for the Remuneration Committee’s decision making on the incentive plan outcomes for the year ended 30 June 2021 for executives and the wider workforce. More detail on the approach and impact of workforce engagement in the year ended 30 June 2021 is outlined in the governance report on pages 169-170.

Governance (continued)
Annual report on remuneration

The following section provides details of how the company’s 2020 remuneration policy was implemented during the year ended 30 June 2021, and how the Remuneration Committee intends to implement the proposed remuneration policy in the year ending 30 June 2022.

Single total figure of remuneration for Executive Directors
The table below details the Executive Directors’ remuneration for the year ended 30 June 2021.

			Ivan Menezes[1]				Kathryn Mikells[1]
Fixed pay	2021	2021	2020	2020	2021	2021	2020	2020
	'000	'000	'000	'000	'000	'000	'000	'000
Salary	£1,231	$1,661	£1,309	$1,649	£810	$1,093	£861	$1,085
Benefit[2]	£82	$111	£99	$124	£47	$63	£42	$53
Pension[3]	£306	$413	£281	$354	£172	$232	£176	$221
Total fixed pay	£1,619	$2,185	£1,689	$2,127	£1,029	$1,388	£1,079	$1,359

Performance related pay
Annual incentive[4]	£2,308	$3,115	£0	$0	£1,478	$1,995	£0	$0
Long-term incentives [5]	£1,975	$2,666	£584	$736	£1,247	$1,684	£369	$465
Other incentives[6]	£0	$0	£0	$0	£1	$1	£4	$5
Total variable pay	£4,283	$5,781	£584	$736	£2,726	$3,680	£373	$470

Total single figure of remuneration	£5,902	$7,966	£2,273	$2,863	£3,755	$5,068	£1,452	$1,829

1	Exchange rate	The amounts shown in sterling are converted using the cumulative weighted average exchange rate for the respective financial year. For the year ended 30 June 2021 the exchange rate was £1 = $1.35 and for the year ended 30 June 2020 the exchange rate was £1 = $1.26. Ivan Menezes and Kathryn Mikells are both paid in US dollars.
2	Benefits	Benefits is the gross value of all taxable benefits. For Ivan Menezes, these include medical insurance (£15k), company car allowance (£15k), contracted car service (£11k), financial counselling (£38k), product allowance, life and long-term disability cover. Kathryn Mikells’ benefits include flexible benefits allowance (£18k), financial counselling (£19k), contracted car service (£3k), life cover (£6k) and product allowance.
3	Pension	Pension benefits earned during the year represent the increase in the pension fund balances over the year in the Diageo North America Inc. pension plans over and above the increase due to inflation. As Ivan Menezes has been a deferred member of the Diageo Pension Scheme (DPS) in the United Kingdom since 31 January 2012, and receives standard statutory increases in deferment the United Kingdom pension amount that accrued over the two years in excess of inflation is nil. Kathryn Mikells became a Director and started accruing benefits in the Supplemental Executive Retirement Plan (SERP) with effect from 9 November 2015.	Pages 204-205
4	Annual incentive	The maximum performance level for each financial measure was exceeded for the year ended 30 June 2021, resulting in an annual incentive outcome of 100% of maximum for the financial element of the plan, which represented 80% of the maximum incentive opportunity. Taking account of performance against individual objectives, the annual incentive payout is 93.8% of maximum for Ivan Menezes and 91.3% of maximum for Kathryn Mikells.	Pages 201-202
5	Long-term incentives	Long-term incentives represent the estimated gain delivered through share options and performance shares where performance conditions have been met in the respective financial year. It also includes the value of additional shares granted in lieu of dividends on these vested performance shares. For 2021, long-term incentives comprise performance shares and share options awarded in 2018 and due to vest in September 2021 at 29.3% and 10% of maximum respectively. £576k of the value reported above for Ivan Menezes and £364k for Kathryn Mikells related to share price appreciation over the performance period. For 2020, long-term incentives comprise performance shares and share options awarded in 2017 that vested in September 2020 at 10% and 27.5% of maximum respectively, and dividend shares arising on performance shares that vested in September 2020. Long-term incentives have been re-stated to reflect the share price on the vesting date ($133.25 compared to the average three-month share price used in last year’s report of $137.21). The 2017 performance share award vested in September 2020 at 6.9% of maximum, as disclosed in the 2020 remuneration report, and a further 3.1% of the award vested in February 2021 following the resolution of the arbitration proceedings with Moët Hennessy SAS and Moët Hennessy International SAS in relation to the non-payment of a dividend payment for the year ended 31 December 2019.	Page 203
6	Other incentives	Other incentives include the face value of awards made under the all-employee share plans (number of shares multiplied by the share price on the date of grant). Awards do not have performance conditions attached.

Payments to former Directors
There were no payments to former Directors in the year ended 30 June 2021.

Payments for loss of office
There were no payments for loss of office to Executive Directors in the year ended 30 June 2021.
Kathryn Mikells left the company on 30 June 2021 as part of an orderly succession plan, with notice beginning on 13 January 2021 upon the announcement of her intended departure. In accordance with the approved 2020 remuneration policy and her service contract which provided for a 12-month notice period, Kathryn received half of the payment in lieu of the remainder of her notice period (six months and 12 days) in July 2021 in respect of salary, benefits and pension ($362,174). In accordance with her service contract,

Governance (continued)
Kathryn was entitled to the remaining half of the payment in lieu of notice in monthly instalments over a six-month period between January and June 2022, but these payments will no longer become payable as a result of Kathryn taking up alternative employment (announced on 19 July 2021). Kathryn remains eligible for an annual incentive payment for the year ended 30 June 2021, subject to the performance conditions in the usual way (see page 201 for more details). The Committee also exercised its discretion, in accordance with the plan rules and the remuneration policy, to prorate to the leaving date all unvested long-term incentive awards. These awards remain subject to performance conditions to be assessed at the end of the original performance periods in 2021, 2022 and 2023 with a subsequent two-year holding period. The post-employment shareholding requirement policy will be applied for a period of two years post-exit, requiring Kathryn to hold Diageo shares equal to 400% of salary until 30 June 2022 and 200% of salary until 30 June 2023. Kathryn is also entitled to receive pension payments under the SERP in line with the disclosure on pages 204-205. In line with internal policies and the remuneration policy, the company supported Kathryn with the cost of her repatriation back to the United States. This support amounted to £106,000 in addition to shipping costs of £23,507 and £7,640 in flights (amounts paid net of tax, with the company covering the cost of tax on top). The company has also paid £12,000 of legal support for Kathryn and will be providing tax return preparation support for a period of up to three years following her departure (up to a maximum cost of £15,000 per annum).

Governance (continued)
Looking back on 2021
Annual incentive plan (AIP)

AIP payout for the year ended 30 June 2021

AIP payouts for the Executive Directors are based 80% on performance against the group financial measures and 20% on performance against Individual Business Objectives (IBOs), as assessed by the Remuneration Committee and summarised in the table below.

Group financial measures[1]
Measure	Weighting	Threshold	Target[6]	Maximum	Actual	Payout (% of total AIP opportunity)
Payout opportunity (% maximum)		25.0%	50.0%	100.00%
Net sales (% growth)[2]	13.3%	(27.4)%	(22.9)%	(18.4)%	1.0%	13.3%
Operating profit (% growth)[2]	13.3%	(55.3)%	(46.3)%	(37.3)%	(3.4)%	13.3%
Operating cash conversion[3]	13.3%	45.0%	55.0%	65.0%	100.8%	13.3%
Half-year performance for 1 July 2020 - 31 December 2020	40.0%					40.0%

Net sales (% growth)[2]	13.3%	25.5%	31.3%	37.1%	39.3%	13.3%
Operating profit (% growth)[2]	13.3%	38.1%	53.1%	68.0%	69.7%	13.3%
Operating cash conversion[3]	13.3%	90.0%	100.0%	101.0%	110.5%	13.3%
Half-year performance for 1 January 2021 - 30 June 2021	40.0%					40.0%

	Actual
Full-year net sales (% growth)[2]	16.0%
Full-year operating profit (% growth)[2]	17.7%
Full-year operating cash conversion[3]	110.5%

Individual business objectives
Measure (IBOs equally weighted) and target	Weighting	Result	Payout (% of total AIP opportunity)
Ivan Menezes Chief Executive	20%		13.75%
Global employee engagement Achieve consistent levels of employee engagement compared to 2019 levels, as measured by the 'Your Voice' survey		The Chief Executive’s strong leadership in galvanising the company through unprecedented challenges over the past year has deepened employees’ sense of purpose, community and connection to Diageo, with the result that overall employee engagement at 81% was 1% higher than 2019. A strong response to pandemic included regular and effective employee communications, clear protocols on the return to office and trade as well as enhanced support to employees such as additional leave, flexible working practices and wellbeing resources. Employee engagement has been driven further through the focus on sustainability ('Society 2030: Spirit of Progress' ambition) and inclusion & diversity (e.g. support for the Black Lives Matter movement and International Women’s Day), all of which have been championed extensively within the organisation.	6.25%
Supporting communities and trade Support the recovery and build resilience from Covid-19 in communities and the hospitality industry		Promotion of moderation and tackling harm in the home through DRINKiQ campaign, which reached 1.4m people (vs target of 600k). Tackled hospitality unemployment through the delivery of a business and hospitality skills training programme, which reached 8.6k people (vs target of 5.5k) across 21 markets and all 6 regions, despite Covid-19 restrictions. Delivered access to enhanced hygiene, sanitation and clean water through community WASH programme, which reached 54.7k people (vs target of 17.5k).	7.50%
Kathryn Mikells Chief Financial Officer	20%		11.25%
Organisation effectiveness Deliver effectiveness improvements in the technology and shared services functions		Driven transformation within the technology and shared service functions, delivering operational efficiencies in areas such as the resolution of critical technology service incidents and strategic project deliverables as well as shared services effectiveness.	5.00%
Productivity Deliver productivity benefits		Productivity benefits delivered in excess of target across supply, marketing, indirects and organisation effectiveness.	6.25%

Governance (continued)

Payout
	Group (weighted 80%)	IBO (weighted 20%)	Total (% max)	Total (% salary)	Total (’000)[4]	Total (’000)
Ivan Menezes[5]	80.0%	13.75%	93.75%	187.5%	£2,308	$3,115
Kathryn Mikells	80.0%	11.25%	91.25%	182.5%	£1,478	$1,995
1. Performance against the AIP measures is calculated using 2021 budgeted exchange rates in line with management reporting and excludes the impact of exchange and any exceptional items.
2. For AIP purposes, the net sales and operating profit measures are calculated after adjustments for acquisitions and disposals at budgeted foreign exchange rates.
3. For AIP purposes, operating cash conversion is calculated by dividing cash generated from operations excluding cash inflows/outflows in respect of exceptional items, dividends, maturing inventories and post-employment payments in excess of the amount charged to operating profit by operating profit before depreciation, amortisation, impairment and exceptional items. The ratio is stated at the budgeted exchange rate for the year.
4. AIP payments are calculated using base salary as at 30 June 2021, in line with the global policy that applies to other employees across the company.
5. In accordance with the 2020 remuneration policy, one-third of Ivan Menezes’ AIP payment after tax will be deferred into Diageo shares that will be held for a period of three years in a nominee account managed by the company’s trustees. These shares will be acquired in September 2021. The number of shares will be disclosed in the 2022 remuneration report.
6. The targets for the financial measures for the first half of the year (1 July 2020 - 31 December 2020) were set before the results announcement for fiscal 2020, at a time when there was extensive trade shutdown across many parts of the world and an unprecedented level of uncertainty for the year ahead. The targets for the first half are growth rates compared to the first half baseline of the prior year (1 July 2019 - 31 December 2019), which was unaffected by the Covid-19 pandemic. The targets for the second half of the year are growth rates compared to 1 January 2020 - 30 June 2020.

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

Share options – granted in September 2018, vesting in September 2021
On 4 September 2018, Ivan Menezes and Kathryn Mikells received share option awards under the DLTIP, with an exercise price of $140.89. The award was subject to a performance condition assessed over a three-year period based on the achievement of the following equally weighted performance measures:
– Diageo’s three-year total shareholder return (TSR) ranked against the TSR of a peer group of international drinks and consumer goods companies;
– growth in compound annual adjusted profit before exceptional items and tax.

The vesting profile for relative TSR is shown below:

TSR ranking (out of 17)	Vesting (% max)
1st, 2nd or 3rd	100%
4th	95%
5th	75%
6th	65%
7th	55%
8th	45%
9th	20%
10th or below	0%

TSR peer group (16 companies)
AB Inbev	Heineken	Pernod Ricard
Brown-Forman	Kimberly-Clark	Procter & Gamble
Carlsberg	Mondelēz International	Reckitt Benckiser
Coca-Cola	Nestlé	L'Oréal
Colgate-Palmolive	PepsiCo	Unilever
Groupe Danone

Performance shares – awarded in September 2018, vesting in September 2021
On 3 September 2018, Ivan Menezes and Kathryn Mikells received performance share awards under the DLTIP. Awards vest after a three-year period subject to the achievement of three equally weighted performance conditions outlined below:
– growth in compound annual adjusted profit before exceptional items and tax;
– growth in organic net sales on a compound annual basis; and
– cumulative adjusted free cash flow.
Notional dividends accrue on awards and are paid out either in cash or shares in accordance with the vesting schedule.
Vesting outcome for 2018 performance share and share option awards in September 2021
The 2018 performance share award vested at 29.3% and the 2018 share option award vested at 10% of the maximum, as detailed below:

Vesting of 2018 DLTIP	Weighting	Threshold	Midpoint	Maximum	Actual	Vesting (% maximum)[5]
Vesting if performance achieved (% maximum)		20%	60%	100%
Organic net sales growth (CAGR)[1]	33%	3.75%	4.875%	6.0%	4.125%	11.1%
Adjusted profit before exceptional items and tax (CAGR)[2]	33%	4.5%	7.5%	10.5%	3.1%	0.0%
Cumulative free cash flow[3]	33%	£7,400m	£8,050m	£8,700m	£7,962m	18.2%
Vesting of performance shares (% maximum)						29.3%
Adjusted profit before exceptional items and tax (CAGR)[2]	50%	4.5%	7.5%	10.5%	3.1%	0.0%
Relative total shareholder return[4]	50%	9th	–	3rd	9th	10.0%
Vesting of share options (% maximum)						10.0%
1. The compound annual growth rate (CAGR) for organic net sales is based on the application of annual organic net sales growth rates in each of the individual years ended June 2019, June 2020 and June 2021 (using the year ended 30 June 2018 as a base)
2. The compound annual growth rate (CAGR) for profit before exceptional items and tax is based on the application of annual adjusted PBET growth rates in each of the individual years ended June 2019, June 2020 and June 2021 (using the year ended June 2018 as a base) excluding the impact of exchange, exceptional items, share buyback programmes and the post employment net income/charges included in other financial charges
3. Cumulative free cash flow is the aggregate of free cash flow for the three-year period excluding the impact of exchange, cash flows from exceptional items and the interest cost on share buyback programmes

Governance (continued)
4. Relative total shareholder return is measured as the percentage growth in Diageo’s ordinary share price (assuming all dividends and capital distributions are re-invested) compared to the total shareholder return of the peer group of 16 other international drinks and consumer goods companies, based on an average period of six months, and converted to a common currency (US dollars). 20% of the part of the award based on relative total shareholder return vests if the threshold is achieved at a ranking of 9th, with full vesting for a ranking of 1st, 2nd or 3rd. As outlined in the TSR table above, the vesting profile for this measure does not operate on a straight-line basis between threshold and maximum.
5. No discretion was exercised by the Remuneration Committee in determining the long-term incentive outcomes
6. The value shown in the single figure of remuneration on page 199, outlined in more detail in the table below, is based on an average ADR price for the last three months of the financial year

	Award	Award Date	Awarded (ADRs)	Vesting (% Max)	Vesting (ADRs)	Option price	ADR price	Dividend Equivalent share	Value ($ '000)	Value (£ '000)
Ivan Menezes	Performance shares	03/09/2018	42,848	29.3%	12,554	—	$186	740	$2,473	£1,832
	Share option	03/09/2018	42,848	10.0%	4,284	$140.89	$186	—	$193	£143
Kathryn Mikells	Performance shares	03/09/2018	27,062	29.3%	7,929	—	$186	467	$1,562	£1,157
	Share option	03/09/2018	27,062	10.0%	2,706	$140.89	$186	—	$122	£90
Pension and benefits in the year ended 30 June 2021

Benefits provisions for the Executive Directors are in accordance with the information set out in the Directors’ remuneration policy table.

Pension arrangements

Ivan Menezes and Kathryn Mikells are members of the Diageo North America Inc. Supplemental Executive Retirement Plan (SERP) with an accrual rate of 20% of base salary during the year ended 30 June 2021. The accrual rate for Ivan Menezes was reduced from 30% to 20% of salary with effect 1 July 2019 and, in accordance with the 2020 remuneration policy, it is the company’s intention to reduce the accrual rate further to 14% of salary by 1 January 2023.
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

	30 June 2021		30 June 2020
Executive Director	UK pension £'000 p.a.	US benefit £'000	UK pension £'000 p.a.	US benefit £'000
Ivan Menezes[1]	75	7,645	74	8,225
Kathryn Mikells[2]	Nil	876	Nil	797
1.    Ivan Menezes' US benefits are lower at 30 June 2021 than at 30 June 2020 by £580k
    –£333k of which is due to pension benefits earned over the year (£306k of which is over and above the increase due to inflation – as reported in the single figure of remuneration, see page 199);
    –£45k of which is due to interest earned on his deferred US benefits over the year; and
    –(£958k) of which is due to exchange rate movements over the year.
2.    Kathryn Mikells’ US benefits are higher at 30 June 2021 than at 30 June 2020 by £79k
    (–£176k of which is due to pension benefits earned over the year (£172k of which is over and above the increase due to inflation – as reported in the single figure of remuneration, see page 199); and
    –(£97k) of which is due to exchange rate movements over the year.

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

Long-term incentive awards made during the year ended 30 June 2021
On 3 September 2020, Ivan Menezes and Kathryn Mikells received awards of performance shares and market-price share options under the DLTIP as outlined below. The three-year period over which performance will be measured is 1 July 2020 to 30 June 2023. The targets were not set at the time of the 2020 remuneration report due to the impact of the pandemic and were instead disclosed in full in an RNS announcement on 10 February 2021.
The performance measures and targets for awards made in September 2020 are outlined below. Net sales and profit before exceptional items and tax are key levers for driving top and bottom line growth. The free cash flow measure was selected because it represents a robust measure of cash performance consistent with typical external practice and is a key strategic priority. Total shareholder return is the only relative performance measure under the plan, provides good alignment with shareholder interests and increases the leverage based on share price growth. Finally, the environmental, social and governance (ESG) measure (20% of total performance share award), which was introduced for the first time for this award in 2020, reinforces the stretching and strategically important goals under the ‘Society 2030: Spirit of Progress’ ambition, Diageo’s 10-year action plan to help create an inclusive and sustainable world. The definition of the ESG measures are the same as the 2021 award, outlined in more detail on page 213.

	Performance shares							Share options
2020 DLTIP	Organic net sales value growth	Organic profit before exceptional items and tax growth	Reduction in greenhouse gas emission	Improvement in water efficiency	Changed attitudes on dangers of underage drinking	% Female leaders	% Ethnically diverse leaders	Cumulative free cash flow	Relative TSR
Weighting	40%	40%	5%	5%	5%	2.5%	2.5%	50%	50%
Target range	4% - 8%	4.5% - 12%	6.3% - 14.3%	5.8% - 11.2%	0.75m - 1.25m	41% - 43%	38% - 40%	£6,200m - £8,200m	Median - upper quintile

20% of DLTIP awards will vest at threshold, with vesting up to 100% if the maximum level of performance is achieved. As explained in the remuneration policy table, one performance share is deemed equal in value at grant to three share options.

Executive Director	Date of grant	Plan	Share type	Awards made during the year	Exercise price	Face value '000	Face value (% of salary)
Ivan Menezes	03/09/2020	DLTIP - share options	ADR	43,377	$133.88	$6,230	375%
Ivan Menezes	03/09/2020	DLTIP - performance shares	ADR	43,377	—	$6,230	375%
Kathryn Mikells	03/09/2020	DLTIP - share options	ADR	27,396	$133.88	$3,935	360%
Kathryn Mikells	03/09/2020	DLTIP - performance shares	ADR	27,396	—	$3,935	360%
The proportion of the awards outlined above that will vest is dependent upon the achievement of performance conditions and continued employment, and the actual value may be nil. The vesting outcomes will be disclosed in the 2023 Annual Report.
The face value of each award has been calculated using the award price. In accordance with the Plan Rules, the number of performance shares and share options granted under the DLTIP was calculated by using the average closing ADR price for the last six months of the preceding financial year ($143.63). In accordance with the plan rules, the exercise price was calculated using the average closing ADR price of the three days preceding the grant date ($133.88).
The ADR price on the date of grant was $133.70.

Governance (continued)
Outstanding share plan interests

Plan name	Date of award	Performance period	Date of vesting	Share type	Share price on date of grant	Exercise price	Number of shares/options at 30 June 2020 [1]	Granted	Vested/exercised	Dividends awarded and released	Lapsed	Number of shares/options at 30 June 2021
Ivan Menezes
DLTIP – share options[3]	Sep 2015	2015-2018	2018	ADR		$104.93	29,895					29,895
DLTIP – share options[3]	Sep 2016	2016-2019	2019	ADR		$113.66	39,734					39,734
DLTIP – share options[3]	Sep 2017	2017-2020	2020	ADR		$134.06	51,268				37,170	14,098
Total vested but unexercised share options in Ords[2]												334,908
DLTIP - share options[4]	Sep 2018	2018-2021	2021	ADR		$140.89	42,848					42,848
DLTIP - share options[5]	Sep 2019	2019-2022	2022	ADR		$170.28	38,827					38,827
DLTIP - share options	Sep 2020	2020-2023	2023	ADR		$133.88	0	43,377				43,377
Total unvested share options subject to performance in Ords[2]												500,208
DLTIP - performance shares[7]	Sep 2017	2017-2020	2020	ADR	$134.83		51,268		5,126	400	46,142	0
DLTIP - performance shares[4]	Sep 2018	2018-2021	2021	ADR	$139.41		42,848					42,848
DLTIP - performance shares[5]	Sep 2019	2019-2022	2022	ADR	$174.72		38,827					38,827
DLTIP - performance shares[11]	Sep 2020	2020-2023	2023	ADR	$133.70		0	43,377				43,377
Total unvested shares subject to performance in Ords[2]												500,208
Kathryn Mikells[9]
DLTIP – share options[3,6,10]	Sep 2016	2016-2019	2019	Ord		2113p	93,752		1,037			92,715
DLTIP – share options[3]	Sep 2017	2017-2020	2020	ADR		$134.06	32,380				23,476	8,904
Total vested but unexercised share options in Ords[2]												128,331
DLTIP – share options[4,11]	Sep 2018	2018-2021	2021	ADR		$140.89	27,062					27,062
DLTIP – share options[5,11]	Sep 2019	2019-2022	2022	ADR		$170.28	24,522				8,167	16,355
DLTIP – share options[11]	Sep 2020	2020-2023	2023	ADR		$133.88	0	27,396			18,264	9,132
Total unvested share options subject to performance in Ords[2]												210,196
DLTIP – performance shares[8]	Sep 2017	2017-2020	2020	ADR	$134.83		32,380		3,237	252	29,143	0
DLTIP – performance shares[4,11]	Sep 2018	2018-2021	2021	ADR	$139.41		27,062					27,062
DLTIP – performance shares[5,11]	Sep 2019	2019-2022	2022	ADR	$174.72		24,522				8,167	16,355
DLTIP – performance shares[11]	Sep 2020	2020-2023	2023	ADR	$133.70		0	27,396			18,264	9,132
Total unvested shares subject to performance in Ords[2]												210,196

1. For unvested awards this is the number of shares/options initially awarded. For exercisable share options, this is the number of outstanding options. All share options have an expiry date of 10 years after the date of grant.
2. ADRs have been converted to Ords (one ADR is equivalent to four ordinary shares) for the purpose of calculating the total number of vested and unvested shares and options
3. The total number of share options granted under the DLTIP in September 2015, 2016 and 2017 and showing as outstanding as at 30 June 2021 are vested but unexercised share options
4. Performance shares and share options granted under the DLTIP in September 2018 and due to vest in September 2021 are included here as unvested share awards subject to performance conditions, although the awards have also been included in the single figure of remuneration table on page 199, since the performance period ended during the year ended 30 June 2021
5. Details of the performance conditions attached to DLTIP awards of performance shares and share options granted in 2019 are organic net sales growth (3.75%-6%), organic growth in profit before exceptional items and tax (4.5%-10.5%), cumulative free cash flow (£8,600m-£9,600m) and relative total shareholder return (median-upper quintile). Full details of the performance conditions were disclosed in Diageo’s 2019 annual report on remuneration.
6. 1,037 Ords of this award were delivered as tax-qualified share options
7. Ivan Menezes must retain 2,880 ADRs of the 5,126 ADRs that vested on 4 September 2020 until 4 September 2022 under the post-vesting retention period
8. Kathryn Mikells must retain 1,844 ADRs of the 3,237 ADRs that vested on 4 September 2020 until 4 September 2022 under the post-vesting retention period
9. Kathryn Mikells also holds 1,031 outstanding options over ordinary shares under an all-employee share plan, which are not subject to performance and not included in this table
10. Kathryn Mikells exercised 1,037 tax-approved options on 24 June 2021 at a market price of £34.87 and exercise price of £21.13
11. Kathryn Mikells’ retained unvested performance share and share option awards, pro-rated for employment over the performance period, when she left the company on 30 June 2021.
These awards will vest, subject to the achievement of the performance conditions, on the normal vesting date, together with any accrued dividend equivalents.

Governance (continued)
Directors’ shareholding requirements and share and other interests

The beneficial interests of the Directors in office at 30 June 2021 (and their connected persons) in the ordinary shares (or ordinary share equivalents) of the company are shown in the table below.

	Ordinary shares or equivalent[1,2]
	27 July 2021	30 June 2021(or date of departure, if earlier)	30 June 2020 (or date of appointment if later)	Shareholding requirement (% salary)[3]	Shareholding at 27 July 2021 (% salary)[3]	Shareholding requirement met
Chairman
Javier Ferrán[6]	254,482	254,242	250,496	—	—	—
Executive Directors
Ivan Menezes[4,6]	1,145,894	1,145,894	1,134,374	500%	2,735%	Yes
Kathryn Mikells[5,6,12,13]	239,347	239,732	233,964	400%	868%	Yes
Non-Executive Directors
Susan Kilsby[6]	2,600	2,600	2,600
Melissa Bethell[7]	—	—	—
Valérie Chapoulaud-Floquet[8]	2,017	2,017	—	—	—	—
Sir John Manzoni[9]	2,816	2,816	—	—	—	—
Lady Mendelsohn	5,000	5,000	5,000
Alan Stewart	7,069	7,069	6,905
Ireena Vittal[10]	—	—	—
Ho KwonPing[11]	—	4,649	4,649

Notes
1. Each person listed beneficially owns less than 1% of Diageo’s ordinary shares. Ordinary shares held by Directors have the same voting rights as all other ordinary shares.
2. Any change in shareholding between the end of the financial year on 30 June 2021 and the last practicable date before publication of this report, being 27 July 2021, is outlined in the table above.
The last practicable date is within one month of the AGM notice.
3. Both the shareholding requirement and shareholding at 27 July 2021 are expressed as a percentage of base salary on 30 June 2021 and calculated using an average share price for the year ended 30 June 2021 of 2938 pence
4. In addition to the number of shares reported in the table above, Ivan Menezes holds 83,727 vested but unexercised share options (over ADRs; equal to 334,908 ordinary shares)
5. In addition to the number of shares reported in the table above, Kathryn Mikells holds 92,715 vested but unexercised share options (over ordinary shares) and 8,904 share options (over ADRs, equal to 128,331 ordinary shares)
6. Javier Ferrán, Ivan Menezes, Kathryn Mikells and Susan Kilsby have share interests in ADRs (one ADR is equivalent to four ordinary shares); the share interests in the table are stated as ordinary share equivalent
7. Melissa Bethell was appointed to the Board on 30 June 2020
8. Valérie Chapoulaud-Floquet was appointed to the Board on 1 January 2021
9. Sir John Manzoni was appointed to the Board on 1 October 2020
10. Ireena Vittal was appointed to the Board on 2 October 2020
11. Ho Kwon Ping retired from the Board on 28 September 2020
12. Kathryn Mikells exercised 1,037 share options during the year ended 30 June 2020
13. Under the post-employment shareholding requirement policy, Kathryn Mikells is required to continue to hold Diageo shares equal in value to 400% of salary until 30 June 2022, reducing to 200% of salary until 30 June 2023. This requirement will be satisfied making use of a restricted nominee account, in which shares are already held in trust during the two-year post-vesting retention period.

Governance (continued)
Relative importance of spend on pay
The graph below illustrates the relative importance of spend on pay (total remuneration of all group employees) compared with distributions to shareholders (total dividends plus the share buyback programme but excluding transaction costs), and the percentage change from the year ended 30 June 2020 to the year ended 30 June 2021 . The Committee considers that there are no other significant distributions or payments of profit or cash flow.
Dividends have increased by 4% on the year before and the reduction in distributions to shareholders is a result of the suspension of the share buyback programme.
Relative importance of spend on pay – percentage change

Distributions to shareholders
-39.6%
Staff pay
13.0%

Chief Executive total remuneration and TSR performance
The graph below shows the total shareholder return for Diageo and the FTSE 100 Index since 30 June 2011 and demonstrates the relationship between pay and performance for the Chief Executive, using current and previously published single total remuneration figures. The FTSE 100 Index has been chosen because it is a widely recognised performance benchmark for large companies in the United Kingdom.

Diageo
FTSE 100
Chief Executive total remuneration
Total shareholder return – value of hypothetical £100 holding
Chief Executive total remuneration (includes legacy LTIP awards) (£'000)
400
360
320
280
240
200
160
120
80
40
0
40,000
36,000
32,000
28,000
24,000
20,000
16,000
12,000
8,000
4,000
0
June 2011
June 2012
June 2013
June 2014
June 2015
June 2016
June 2017
June 2018
June 2019
June 2020
June 2021

	Paul S Walsh £'000	Paul S Walsh £'000	Ivan Menezes[1] £'000	Ivan Menezes[1] £'000	Ivan Menezes[1] £'000	Ivan Menezes[1] £'000	Ivan Menezes[1] £'000	Ivan Menezes[1] £'000	Ivan Menezes[1] £'000	**Ivan Menezes[2] £'000**
Chief Executive total remuneration (includes legacy LTIP awards)	11,746	15,557	7,312	3,888	4,156	3,399	8,995	11,776	2,273	**5,902**
Annual incentive[2]	74%	51%	9%	44%	65%	68%	70%	61.0%	0%	**93.75%**
Share option[2]	100%	100%	71%	0%	0%	0%	60%	73.1%	27.5%	**10.0%**
Performance share[2]	65%	95%	55%	33%	31%	0%	70%	89.3%	10%	**29.3%**

1. To enable comparison Ivan Menezes' single total figure of remuneration has been converted into sterling using the average weighted exchange rate for the relevant financial year
2. % maximum opportunity

Governance (continued)
Pay for Directors in the context of wider workforce remuneration
There is clear alignment in the approach to pay for executives and the wider workforce, in the way that remuneration principles are followed as well as the mechanics of the salary review process and incentive plan design, which are broadly consistent throughout the organisation. There is a strong focus on performance-related pay and the performance measures under the annual incentive plan and long-term incentive plan are the same for executives and other eligible employees. The reward package for Executive Directors is consistent with that of the senior management population, however, a much higher proportion of total remuneration for the Executive Directors is linked to business performance, compared to the rest of the employee population.
The structure of the reward package for the wider employee population is based on the principle that it should enable Diageo to attract and retain the best talent within our broader industry. It is driven by local market practice as well as level of seniority and accountability, reflecting the global nature of our business. Diageo is committed to fostering an inclusive and diverse workplace and creating a culture where every individual can thrive. Reflective of this, pay parity and consistency of treatment for all employees are critical to the reward practices across the organisation. The reward framework is regularly reviewed to ensure employees are rewarded fairly and appropriately, in line with the business strategy, performance outcomes, competitive market practice and our diversity agenda.

CEO pay ratio
In accordance with The Companies (Miscellaneous Reporting) Regulations 2018, the table below sets out Diageo’s CEO pay ratios for the year ended 30 June 2021. These CEO pay ratios provide a comparison of the Chief Executive’s total remuneration – converted into Sterling – with the equivalent remuneration for the employees paid at the 25th (P25), 50th (P50) and 75th (P75) percentile of Diageo’s workforce in the United Kingdom. A second table outlines the total remuneration for each quartile employee, and the salary component within this.

Year	Method	25th percentile pay ratio	Median pay ratio	75th percentile pay ratio
2019	Option A2	265:1	208:1	166:1
2020 [1]	Option A2	50:1	38:1	31:1
2021	Option A2,3	125:1	98:1	77:1
2021	Total pay and benefits	£47,240	£60,093	£76,321
2021	Salary	£32,141	£42,578	£48,550
1 2020 CEO pay ratios have been updated to reflect the value of the updated 2020 single figure which incorporates long-term incentives based on actual share price at vesting, rather than the average share price in the last three months of the financial year which had been used as a proxy for the 2020 disclosure
2 Only people employed in the United Kingdom and with the same number of contractual working hours throughout the full 12-month period have been included in the calculation. Inclusion of employees outside of this group would require a complex simulation of full-time annual remuneration based on a number of assumptions and would not have a meaningful impact on the ratio.
3 The total remuneration for employees is based on actual earnings for the 11 months to 31 May 2021, and a projection for June 2021 which replicates the relevant items of the previous month’s earnings. This pragmatic approach allows us to calculate the ratios accurately, while mitigating the challenge of the limited timeframe between our year-end and the publishing of the Annual Report, and has been tested following our first disclosure of the CEO pay-ratios in 2019: analysis showed that the maximum resulting variance in the median pay ratio in any given year would be only 1 point, since pay changes from May to June would seldom be material.

Methodology
Consistent with the approach for Diageo’s disclosure in previous years, the methodology used to identify the employees at each quartile for 2021 is Option A, as defined in the regulations. We believe this is the most robust and accurate approach, and in line with shareholder expectations. Total full-time equivalent remuneration for employees reflects all pay and benefits received by an individual in respect of the relevant year and has, other than where noted below, been calculated in line with the methodology for the ‘single figure of remuneration’ for the Chief Executive (shown on page 199 of this report). Actual remuneration was converted into the full-time equivalent for the role and location by pro-rating earnings to reflect full-time contractual working hours and these figures were then ranked to identify the employees sitting at the percentiles. In light of financial performance outcomes being signed off close to the publication of the Annual Report, the Diageo Group Business Multiple – applicable to the majority of UK employees – has been used to calculate all payments under the annual incentive, although some employees may receive a variation on this multiple in practice. Pension values for each employee are not calculated on an actuarial basis as for the Chief Executive, but rather as the notional cost of the company’s pension contribution during the financial year, according to the relevant section of the pension scheme for each individual. This approach allows meaningful data for a large group of people to be obtained in a more efficient way.

Points to note for the year ended 30 June 2021
Strong business performance in the year ended 30 June 2021 is reflected in the payout under the annual incentive plans both for Diageo’s Chief Executive and the wider UK workforce. The annual incentive plan outcome is directly linked to awards made under the freeshares scheme – in which all UK employees participate – and this further contributes to the 10% increase in median employee pay versus last year. In addition, the Manufacturing Incentive Plan was introduced for 2021, giving 1,800 manufacturing workers in Scotland and Northern Ireland an opportunity to participate in a bonus scheme incentivising and rewarding team and site performance.

Governance (continued)
The median remuneration and resulting pay ratio for 2021 are consistent with the pay and progression policies for Diageo’s UK employees as a whole and reflect the impact of performance-related pay on total remuneration for the year. As the Chief Executive has a larger proportion of his total remuneration linked to business performance than other employees in the UK workforce, the ratio has increased versus last year. However, vesting of long-term incentive awards is limited – reflecting the impact of the pandemic – and as a result the ratios remain lower than when first disclosed in 2019.

Looking after our people and investing in talent
Our focus remains firmly on the wellbeing of our employees and in the year ended 30 June 2021, we continued to provide stability and support to our workforce by safeguarding jobs, pay and benefits. In line with this focus, Diageo’s benefits offering in the health and wellbeing space has been significantly upgraded in the past few years to include, for example, access to cancer-screening, health care cash plans and health-assessment for the wider workforce. The unionised population in Scotland will get access to private medical insurance in 2022, as part of a newly negotiated agreement.
We remain committed to attracting and retaining the right talent. Although there was a need to exercise restraint in the year ended 30 June 2021, we continued to review our approach to remuneration and have made some bold changes to reward structures and principles that will enable us to invest in top talent in priority areas going forward. Benefits such as competitive pension schemes, the opportunity to participate in employee share-ownership schemes, a product allowance to help employees enjoy Diageo products, generous leave policies, healthcare and life insurance remain key parts of our total reward offering. All UK employees can now also access their total reward statement through the new benefits portal launched at the end of 2020, which provides people with a better understanding of their benefits package and the choices available to them.
Championing inclusion and diversity is one of Diageo’s strategic priorities and we want to leverage the broadest range of backgrounds and skills to create a fully inclusive, high-performing culture. Although we recognise that gender parity is just one measure of an inclusive workplace, we are proud that we have further reduced the gender pay gap across our UK businesses to +2.8%, among the lowest in the FTSE.
Change in pay for Directors compared to wider workforce
In line with the requirements in The Companies (Directors’ Remuneration Policy and Directors’ Remuneration Report) Regulations 2019, which implement Articles 9a and 9b of European Directive 2017/828/EC1 (commonly known as the Revised Shareholder Rights Directive or SRD), the table on the next page shows the percentage change in Directors’ remuneration and average remuneration of employees from the financial year 2020 to the financial year 2021, as well as an update on last year’s disclosure. Given the small size of Diageo plc’s workforce, data for all employees of the Group has also been included.
In the past year, limited salary increases have been implemented across the world, with changes implemented through a focussed approach in high-inflation markets or in other exceptional individual situations to support retention and business change. Although the table shows no change in the average global employee salary, this is in fact the result of the impact of currency conversion rates on calculations and, based on constant exchange rates, the year-on-year change in salary is +4.11%. The small number of people employed by the Diageo plc entity makes the reported year-on-year movement for this group more sensitive to individual anomalies and may be more volatile over time.
The year-on-year bonus increase for the average global employee is significant, as relatively few of our employees received a bonus for the year ended 30 June 2020 and many employees will be rewarded for their contributions to business performance through a strong bonus payout in the year ended 30 June 2021. We are focussed on making our benefit offering more inclusive and consistent globally and have reviewed our benefits landscape against newly established Standards of Care, to ensure we have best in class offerings supporting our diverse workforce. We continue to work with regional brokers to support us with driving improvements and efficiencies in our benefit offering. To support our employees during the pandemic we have focussed on employee assistance provision and consistent life insurance provision, as well as a more local focus on wellbeing. The year-on-year movement in salary for Executive Directors reflects the fact that for the first three months of the year ended 30 June 2020 they received a lower salary than in the year ended 30 June 2021, and the absence of a salary increase thereafter. Note that no year-on-year change in pay has been reported for Melissa Bethell, Valérie Chapoulaud-Floquet, Sir John Manzoni and Ireena Vittal as there is no comparable remuneration data for the year ended 30 June 2020. In previous years, benefits for Non-Executive Directors mostly related to travel expenses and the reported year-on-year decrease is therefore driven by the travel restrictions in place throughout 2020 and 2021.

Governance (continued)

Year-on-year change in pay for Directors compared to the global average employee
	2021			2020
	Salary	Bonus	Benefits	Salary	Bonus	Benefits
Plc employee average[1]	5.1%	N/A6	38.8%	7.5%	-100%	9.0%
Average global employee[2]	0.0%	278.8%	12.6%	5.3%	-67.8%	6.9%
Calculated with constant FX rate	4.11%			5.1%
Executive Directors[3]
Ivan Menezes	0.7%	N/A6	-10.7%	2.7%	-100%	0.8%
Kathryn Mikells	0.7%	N/A6	17.9%	2.8%	-100%	55.9%
Non-Executive Directors[4]
Melissa Bethell	—	—	—	—	—	—
Valérie Chapoulaud-Floquet	—	—	—	—	—	—
Javier Ferrán (Chairman)	0.0%	—	0.0%	0.0%	—	0.0%
Susan Kilsby	9.6%	—	-87.7%	37.3%	—	68.9%
Ho KwonPing[5]	3.2%	—	-67.7%	3.3%	—	93.3%
Sir John Manzoni	—	—	—	—	—	—
Lady Mendelsohn	3.2%	—	0.0%	3.3%	—	0.0%
Alan Stewart	2.4%	—	0.0%	2.5%	—	0.0%
Ireena Vittal	—	—	—	—	—	—

1. Around 50 UK-based employees are employed by Diageo plc. Their remuneration has been calculated in line with the approach used for the CEO pay-ratio calculation and the average year-on-year change has been reported. Only those employed during the full financial year have been included in calculations.
2. Calculated by dividing staff cost related to salaries, bonus and benefits by the average number of employees on a full-time equivalent basis, as disclosed in note 3c to the financial statement under staff costs and average number of employees (note 3c) on page 235, but reduced to account for the inclusion of Executive Directors in reported figures. The salary, bonus and benefits cost data used for calculation are subsets of the Wages and salaries figure disclosed in this note. The salary data used for calculation has been adjusted to exclude costs related to severance payments which are included in staff costs, and last year’s disclosure has been updated in line with this for consistency. In line with the approach for Directors, the bonus values used for the calculation reflect the bonus earned in relation to performance during the relevant financial year.
3. Calculated using the data from the single figure table in the annual report on remuneration (page 199) in US dollars, as both Ivan Menezes and Kathryn Mikells are paid in this currency.
4. Calculated using the fees and taxable benefits disclosed under Non-Executive Directors’ remuneration in the table below. Taxable benefits for Non-Executive Directors comprise a product allowance as well as expense reimbursements relating to attendance at Board meetings, which may be variable year-on-year. In the year ended 30 June 2021, no travel expenses were incurred as travel was restricted as a result of the pandemic.
5. Ho KwonPing retired as Non-Executive Director on 28 September 2020. To provide a meaningful reflection of annual percentage increase for the year ended 30 June 2021, his 2021 fee was adjusted to reflect full-year appointment to the Board.
6. N/A refers to a nil value in the previous year, meaning that the year-on-year change cannot be calculated.

Non-Executive Directors

Fee policy
Javier Ferrán’s fee as non-executive Chairman was increased from £600,000 per annum to £650,000 on 1 July 2021. This was a planned increase for 1 January 2020 that was deferred, at the Chairman’s request, due to the Covid-19 pandemic. There had been no prior increase since his appointment on 1 January 2017. The Chairman’s fee is appropriately positioned against our comparator group of FTSE 30 companies excluding financial services.
There was no change to Non-Executive Director fees in the year ended 30 June 2021. The next review is scheduled for October 2021.

	January 2021	January 2020
Per annum fees	£'000	£'000
Chairman of the Board	600	600
Non-Executive Directors
Base fee	98	98
Senior Non-Executive Director	30	30
Chairman of the Audit Committee	30	30
Chairman of the Remuneration Committee	30	30

Governance (continued)
Non-Executive Directors’ remuneration for the year ended 30 June 2021

	Fees £'000		Taxable benefits[1] £'000		Total £'000
	2021	2020	2021	2020	2021	2020
Chairman
Javier Ferrán[2]	600	600	1	1	601	601
Non-Executive Directors
Susan Kilsby	158	144	1	10	159	154
Melissa Bethell	98	—	1	—	99	—
Valérie Chapoulaud-Floquet[5]	49	—	1	—	50	—
Sir John Manzoni[3]	74	—	1	—	75	—
Lady Mendelsohn	98	95	1	1	99	96
Alan Stewart	128	125	1	1	129	126
Ireena Vittal[4]	73	—	1	—	74	—
Ho KwonPing[6]	24	95	—	4	24	99
1. Taxable benefits include a product allowance and expense reimbursements relating to travel, accommodation and subsistence in connection with attendance at Board meetings during the year, which are deemed by HMRC to be taxable in the United Kingdom. The amounts in the single figure of total remuneration table above include the grossed-up cost of UK tax paid by the company on behalf of the Directors. Non-taxable expense reimbursements have not been included in the single figure of remuneration table above.
2. £100,000 of Javier Ferrán’s net remuneration in the year ended 30 June 2021 was used for the monthly purchase of Diageo ordinary shares, which must be retained until he retires from the company or ceases to be a Director for any other reason
3. Sir John Manzoni was appointed to the Board on 1 October 2020
4. Ireena Vittal was appointed to the Board on 2 October 2020
5. Valérie Chapoulaud-Floquet was appointed to the Board on 1 January 2021
6. Ho KwonPing retired from the Board on 28 September 2020

Looking ahead to 2022

Salary increases for the year ending 30 June 2022
As outlined in the 2020 annual report on remuneration, in light of the impact of the Covid-19 pandemic, there was no change to base salaries for the Chief Executive and Chief Financial Officer during the year ended 30 June 2021.

In April 2021, the Remuneration Committee reviewed base salaries for senior management and agreed the following increase for the Chief Executive, in line with the merit budget for the wider workforce for the United Kingdom and the United States, effective 1 October 2021:

	Ivan Menezes		Lavanya Chandrashekar
Salary at 1 October ('000)	2021	2020	2021	2020
Base salary	$1,711	$1,661	$975	—
% increase (over previous year)	3%	—	—	—

Annual incentive design for the year ending 30 June 2022

The measures and targets for the annual incentive plan are reviewed annually by the Remuneration Committee and are carefully chosen to drive financial and individual business performance goals related to the company’s short-term strategic operational objectives. The plan design for Executive Directors in the year ending 30 June 2022 will comprise the following performance measures and weightings, with targets set for the full financial year:
–operating profit (% growth) (26.67% weighting): stretching profit targets drive operational efficiency and influence the level of returns that can be delivered to shareholders through increases in share price and dividend income not including exceptional items or exchange;
–net sales (% growth) (26.67% weighting): a key performance measure of year-on-year top line growth;
–operating cash conversion (26.67% weighting): ensures focus on efficient cash delivery by the end of the year; and
–individual business objectives (20% weighting): measurable deliverables that are specific to the individual and are focussed on supporting the delivery of key strategic objectives.

The Committee has discretion to adjust the payout to reflect underlying business performance and any other relevant factors.
Details of the targets for the year ending 30 June 2022 will be disclosed retrospectively in next year’s annual report on remuneration, by which time they will no longer be deemed commercially sensitive by the Board.

Governance (continued)

Long-term incentive awards to be made in the year ending 30 June 2022
The long-term incentive plan measures are reviewed annually by the Remuneration Committee and are selected to reward long-term consistent performance in line with Diageo’s business strategy and to create alignment with the delivery of value for shareholders. The Committee has ensured that the incentive structure for senior management does not raise environmental, social and governance risks by inadvertently motivating irresponsible behaviour. As last year, DLTIP awards made in September 2021 will comprise awards of both performance shares and share options, based on stretching targets against the key performance measures as outlined in the table below, assessed over a three-year performance period. The relative total shareholder return measure is based on the same constituent group and vesting schedule as outlined on page 203.
The performance share element of the DLTIP applies to the Executive Committee and the top cadre of senior leaders across the organisation worldwide, whilst the share option element is applicable to a much smaller population comprising only members of the Executive Committee. One market price option is valued at one-third of a performance share.
The ESG measure comprises four goals reflecting the 'Society 2030: Spirit of Progress' strategy, to make a positive impact on the environment and society, as referenced on pages 64-67. Each goal is weighted equally:
–reduction in greenhouse gas emissions;
–improvement in water efficiency;
–number of people who confirmed changed attitudes to the dangers of underage drinking, after participating in a Diageo supported education programme; and
–inclusion and diversity metric (one measure on % female leaders globally, and another measure on % ethnically diverse leaders globally).

Awards are calculated on the basis of a six-month average share price for the period ending 30 June 2021.
It is intended that a DLTIP award of 500% of base salary will be made to Ivan Menezes in September 2021, comprising 375% of salary in performance shares and 125% of salary in market-price share options (in performance share equivalents; one market price option is valued at one-third of a performance share).
It is intended that a DLTIP award of 480% of salary will be made to Lavanya Chandrashekar in September 2021, comprising 360% of salary in performance shares and 120% of salary in market price share options (in performance share equivalents).
The table below summarises the annual DLTIP awards to Ivan Menezes and Lavanya Chandrashekar in September 2021.

Grant value (% salary)	Chief Executive	Chief Financial Officer
	Performance share equivalents (1 share: 3 options)
Performance shares	375%	360%
Share options	125%	120%
Total	500%	480%

Performance conditions for long-term incentive awards to be made in the year ending 30 June 2022

	Performance shares								Share options
		Organic profit before exceptional items and tax (CAGR)	Environmental, social & governance (ESG)
	Organic net sales (CAGR)		Greenhouse gas reduction	Water efficiency	Positive drinking	% Female leaders	% Ethnically diverse leaders	Vesting schedule	Relative Total Shareholder Return	Cumulative free cash flow (£m)	Vesting schedule
Weighting (% total)	40%	40%	5%	5%	5%	2.5%	2.5%	100%	50.0%	50.0%	100%
Maximum	9.0%	13.5%	27.1%	12.1%	3.7m	46%	41%	100%	3rd and above	£9,250	100%
Midpoint	7.0%	10.0%	23.1%	9.2%	3.0m	45%	40%	60%	—	£8,350	60%
Threshold	5.0%	6.5%	19.1%	6.3%	2.3m	44%	39%	20%	9th and above	£7,450	20%

Governance (continued)
Additional information

Emoluments and share interests of senior management
The total emoluments for the year ended 30 June 2021 of the Executive Directors, the Executive Committee members and the Company Secretary (together, the senior management) of Diageo comprising base salary, annual incentive plan, share incentive plan, termination payments and other benefits were £24.9 million (2020 – £12.1 million).
The aggregate amount of gains made by the senior management from the exercise of share options and from the vesting of awards during the year was £9.4 million. In addition, they were granted 819,702 performance-based share options under the Diageo Long-Term Incentive Plan (DLTIP) during the year at a weighted average share price of 2493 pence, exercisable by 2030, and 29,522 options not subject to performance. In addition they were granted 597 options over ordinary shares under the UK savings-related share options scheme (SAYE). They were also awarded 882,321 performance shares under the DLTIP in September 2020, which will vest in three years subject to the relevant performance conditions, and 13,779 restricted shares not subject to performance.
Senior management options over ordinary shares
At 27 July 2021, the senior management had an aggregate beneficial interest in 1,474,626 ordinary shares in the company and in the following options over ordinary shares in the company:

	Number of options	Weighted average exercise price	Option period
Ivan Menezes	835,116	25.15	2015-2025
Lavanya Chandrashekar	19,584	27.15	2018-2028
Other[1]	1,742,559	25.6	2012-2030
1. Other members of the Executive Committee, which includes the Company Secretary

Key management personnel related party transactions
Key management personnel of the group comprises the Executive and Non-Executive Directors, the members of the Executive Committee and the Company Secretary.

Diageo plc has granted rolling indemnities to the Directors and the Company Secretary, uncapped in amount, in relation to certain losses and liabilities which they may incur in the course of acting as Directors or Company Secretary (as applicable) of Diageo plc or of one or more of its subsidiaries. These indemnities continue to be in place at 30 June 2021.

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

Statutory and audit requirements
This report was approved by a duly authorised Committee of the Board of Directors and was signed on its behalf on 28 July 2021 by Susan Kilsby who is Chair of the Remuneration Committee.

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

The annual report on remuneration is subject to shareholder approval at the AGM on 30 September 2021; terms defined in this remuneration report are used solely herein.

Governance (continued)
Directors’ report

The Directors present the Directors’ report for the year ended 30 June 2021.

Directors
The Directors of the company who currently serve are shown in the section ‘Board of Directors’ on pages 154-156 and the names of former Directors who served during the year are listed on page 163. In accordance with the UK Corporate Governance Code, all the Directors will retire by rotation at the AGM and offer themselves for re-election. Further details of Directors’ contracts, remuneration and their interests in the shares of the company at 30 June 2021 are given in the Directors’ remuneration report. The Directors’ powers are determined by UK legislation and Diageo’s articles of association. The Directors may exercise all the company’s powers provided that Diageo’s articles of association or applicable legislation do not stipulate that any powers must be exercised by the members.

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

Major shareholders
At 30 June 2021, the following substantial interests (3% or more) in the company’s ordinary share capital (voting securities) had been notified to the company.

Shareholder	Number of ordinary shares	Percentage of issued ordinary share capital (excluding treasury shares)	Date of notification of interest
BlackRock Investment Management (UK) Limited (indirect holding)	147,296,928	5.89%	3 December 2009
Capital Research and Management Company (indirect holding)	124,653,096	4.99%	28 April 2009
(i)On 29 January 2021, BlackRock Inc. filed an Amendment to Schedule 13G with the SEC in respect of the calendar year ended 31 December 2010 reporting that 166,483,849 ordinary shares representing 7.1% of the issued ordinary share capital were beneficially owned by BlackRock Inc. and its subsidiaries (including BlackRock Investment Management (UK) Limited).
(ii)On 14 February 2021, Massachusetts Financial Services Company filed a Schedule 13G with the SEC in respect of the calendar year ended 31 December 2020 reporting that 154,322,161 ordinary shares representing 6.6% of the issued ordinary share capital were beneficially owned by Massachusetts Financial Services Company.

The company has not been notified of any other substantial interests in its securities since 30 June 2021. The company’s substantial shareholders do not have different voting rights. Diageo, so far as is known by the company, is not directly or indirectly owned or controlled by another corporation or by any government. Diageo knows of no arrangements, the operation of which may at a subsequent date result in a change of control of the company.
As at the close of business on 31 July 2021, 341,041,989 ordinary shares, including those held through American Depositary Shares ("ADSs"), were held by approximately 2,694 holders (including American Depositary Receipt ("ADR") holders) with registered addresses in the United States, representing approximately 14.60% of the outstanding ordinary shares (excluding treasury shares). At such date, 85,171,058 ADSs were held by 2,278 registered ADR holders. Since certain of such ordinary shares and ADSs are held by nominees or former GrandMet PLC or Guinness Group PLC ADR holders who have not re-registered their ADSs, the number of holders may not be representative of the number of beneficial owners in the United States or the ordinary shares held by them.

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

Governance (continued)
American depositary shares

Fees and charges payable by ADR holders
Citibank N.A. serves as the depositary (Depositary) for Diageo’s ADS programme. Pursuant to the deposit agreement dated 14 February 2013 between Diageo, the Depositary and owners and holders of ADSs (the ‘Deposit Agreement’), ADR holders may be required to pay various fees to the Depositary, and the Depositary may refuse to provide any service for which a fee is assessed until the applicable fee has been paid. In particular, the Depositary, under the terms of the Deposit Agreement, shall charge a fee of up to $5.00 per 100 ADSs (or fraction thereof) relating to the issuance of ADSs; delivery of deposited securities against surrender of ADSs; distribution of cash dividends or other cash distributions (i.e. sale of rights and other entitlements); distribution of ADSs pursuant to stock dividends or other free stock distributions, or exercise of rights to purchase additional ADSs; distribution of securities other than ADSs or rights to purchase additional ADSs (i.e. spin-off shares); and depositary services. Citibank N.A. is located at 388 Greenwich Street, New York, New York, 10013, United States.
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
Under the contractual arrangements with the Depositary, Diageo has received approximately $2.3 million arising out of fees charged in respect of dividends paid during the year and a fixed contribution to the company’s ADR programme costs. These payments are received for expenses associated with non-deal road shows, third party investor relations consultant fees and expenses, Diageo’s cost for administration of the ADR programme not absorbed by the Depositary and related activities (e.g. expenses associated with the annual general meeting), travel expenses to attend training and seminars, exchange listing fees, legal fees, auditing fees and expenses, the SEC filing fees, expenses related to Diageo’s compliance with US securities law and regulations (including, without limitation, the Sarbanes-Oxley Act) and other expenses incurred by Diageo in relation to the ADR programme.

Employment policies
A key strategic imperative of the company is to attract, retain and grow a pool of diverse, talented employees. Diageo recognises that a diversity of skills and experiences in its workplace and communities will provide a competitive advantage. To enable this the company has various global employment policies and standards, covering such issues as resourcing, data protection, human rights, health, safety and wellbeing. These policies and standards seek to ensure that the company treats current or prospective employees justly, solely according to their abilities to meet the requirements and standards of their role and in a fair and consistent way. This includes giving full and fair consideration to applications from prospective employees who are disabled, having regard to their aptitudes and abilities, and not discriminating against employees under any circumstances (including in relation to applications, training, career development and promotion) on the grounds of any disability.

Governance (continued)
Other information

Other information relevant to the Directors’ report may be found in the following sections of the Annual Report:

Information (including that required by UK Listing Authority Listing Rule 9.8.4)	Location in Annual Report
Agreements with controlling shareholders	Not applicable
Contracts of significance	Not applicable
Details of long-term incentive schemes	Directors’ remuneration report
Directors’ indemnities and compensation	Directors’ remuneration report - Additional information; Financial Statements - note 20 Related party transactions
Dividends	Group financial review; Financial Statements - Unaudited financial information
Engagement with employees	Corporate governance report - Workforce engagement statement
Engagement with suppliers, customers and others	Stakeholder engagement; Corporate governance report - Stakeholder engagement
Events post 30 June 2021	Not applicable
Financial risk management	Financial statements - note 15 Financial instruments and risk management
Future developments	Chairman’s statement; Chief Executive’s statement; Our market dynamics
Greenhouse gas emissions	Sustainability performance; Responding to climate-related risks
Interest capitalised	Not applicable
Non-pre-emptive issues of equity for cash (including in respect of major unlisted subsidiaries)	Not applicable
Parent participation in a placing by a listed subsidiary	Not applicable
Political donations	Corporate governance report
Provision of services by a controlling shareholder	Not applicable
Publication of unaudited financial information	Unaudited financial information
Purchase of own shares	Repurchase of shares; Financial statements - note 17 Equity
Research and development	Financial statements - note 3 Operating costs
Review of the business and principal risks and uncertainties	Chief Executive’s statement; Our principal risks and risk management; Responding to climate-related risks; Business reviews
Share capital - structure, voting and other rights	Financial statements - note 17 Equity
Share capital - employee share plan voting rights	Financial statements - note 17 Equity
Shareholder waivers of dividends	Financial statements - note 17 Equity
Shareholder waivers of future dividends	Financial statements - note 17 Equity
Sustainability and responsibility	Sustainability performance; Responding to climate-related risks
Waiver of emoluments by a director	Not applicable
Waiver of future emoluments by a director	Not applicable

The Directors’ report of Diageo plc for the year ended 30 June 2021 comprises these pages and the sections of the Annual Report referred to under ‘Directors’, ‘Corporate governance statement’ and ‘Other information’ above, which are incorporated into the Directors’ report by reference.
In addition, certain disclosures required to be contained in the Directors’ report have been incorporated into the ‘Strategic report’ as set out in ‘Other information’ above.
The Directors’ report, which has been approved by a duly appointed and authorised committee of the Board of Directors, was signed on its behalf by Siobhán Moriarty, the Company Secretary, on 28 July 2021.

Financial statements
Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Diageo plc
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheet of Diageo plc and its subsidiaries (the Company) as of 30 June 2021 and 2020, and the related consolidated income statement and consolidated statement of comprehensive income, consolidated statement of changes in equity and the consolidated statement of cash flows for each of the three years in the period ended 30 June 2021, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of 30 June 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of 30 June 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended 30 June 2021 i) in accordance with International Accounting Standards in conformity with the requirements of the Companies Act 2006, ii) as prepared in accordance with International Financial Reporting Standards adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union, and iii) as prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 30 June 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Change in Accounting Principle
As discussed in Note 1(f) to the consolidated financial statements, the Company changed the manner in which it accounts for leases in the period ended 30 June 2020 due to the adoption of IFRS 16.

Basis for Opinions
The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting appearing under Item 15.B. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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

Financial statements (continued)
complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Impairment assessment of indefinite-lived brand intangible assets and goodwill
As described in note 9 to the consolidated financial statements, the Company’s consolidated indefinite-lived brand intangibles balance and goodwill balance as at 30 June 2021 were £7,361 million and £1,957 million respectively. Management conducts impairment tests for indefinite-lived brand intangibles and goodwill annually, or more frequently if events or circumstances indicate that the carrying amount may not be recoverable. The individual brands, other intangibles with indefinite useful lives and their associated tangible fixed assets are aggregated and tested as separate cash-generating units. Goodwill is attributed to each of the markets. Separate tests are carried out for each cash-generating unit and for each of the markets. Judgment is required in determining the cash-generating units. The impairment test compares the net carrying value of the cash-generating unit for indefinite-lived brand intangibles and market for goodwill with the recoverable amount. The tests are dependent on management’s estimates in respect of the forecasting of future cash flows, the discount rates applicable to the future cash flows and what expected growth rates are reasonable. The value in use calculations are based on discounted forecast cash flows using the assumption that cash flows continue in perpetuity at the terminal growth rate of each country or region. Cash flows are extrapolated up to five years using expected growth rates in line with management’s best estimates. Growth rates reflect expectations of sales growth, operating costs and margin, based on past experience and external sources of information. Where applicable, multiple cash flow scenarios were populated to predict the potential outcome, considering the increased risk of uncertainty around the duration and severity of the Covid-19 pandemic in the different markets. The five-year forecast period is extended by up to an additional ten years at acquisition date for some indefinite-lived intangible assets and goodwill when management believes that this period is justified by the maturity of the market and expects to achieve growth in excess of the terminal growth rate driven by Diageo’s sales, marketing and distribution expertise. Cash flows beyond the five-year period are mainly projected using steady or progressively declining growth rates. These rates do not exceed the annual growth rate of the real gross domestic product (GDP) aggregated with the long-term annual inflation rate of the country or region. Cash flows for the subsequent years after the forecast period are extrapolated based on a terminal growth rate which does not exceed the long-term annual inflation rate of the country or region. The determination of discounted future cash flows include significant management judgments and assumptions, including sales growth, operating costs, margin, discount rates and terminal growth rates.
The principal considerations for our determination that performing procedures related to the impairment assessment of indefinite-lived brand intangible assets and goodwill are a critical audit matter is that there was significant judgment made by management when developing its assessment of the recoverable amount for the cash-generating units. This in turn led to a high degree of auditor judgment, subjectivity and effort in evaluating management’s significant assumptions, including future cash flows, discount rates, and expected growth rates. In addition, the audit effort involved the use of professionals with specialised skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s goodwill and indefinite-lived brand intangible assets impairment tests, including controls over the determination of recoverable amounts. These procedures also included, among others, testing management’s process for determining the recoverable amount of goodwill and indefinite-lived brand intangible assets, evaluating the appropriateness of the methodology used in the impairment models, testing the completeness, accuracy, and relevance of underlying data used in the models, and evaluating the significant assumptions used by management, including the forecasted cash flows, discount rates, and expected growth rates, as well as management’s sensitivities and related financial statement disclosures. Evaluating the reasonableness of management’s assumptions involved 1) evaluating key market-related assumptions (including the growth rates, discount rate and management’s estimates of the duration and severity of the impact of the Covid-19 pandemic on cash flows) used in the models to external data, 2) performing a retrospective comparison of forecasted cash flows to actual past performance and previous forecasts, 3) performing sensitivity analyses, and 4) using professionals with specialised skill and knowledge to assist in the evaluation of the discount rates.

Taxation – Provisions for tax uncertainties
As described in Note 7 and Note 18 to the consolidated financial statements, the Company has a number of ongoing tax audits worldwide for which provisions are recognised based on management’s best estimates and judgments concerning the ultimate outcome. As at 30 June 2021 the current tax asset of £145 million and tax liability of £146 million includes £129 million of provisions for tax uncertainties. The Company operates in a large number of markets with complex tax and legislative regimes that are open to subjective interpretation. Management is required to estimate the amount that should be recognised as a tax liability or tax asset in many countries which are subject to tax audits which by their nature are often complex and can take several years to resolve. Tax provisions are based on management’s judgment and interpretation of country specific tax law and the likelihood of settlement. As disclosed by management, the actual tax liabilities could differ from the provision for tax uncertainties and in such event the Company would be required to make an adjustment in a subsequent period which could have a material impact on the Company’s profit for the year.
The principal considerations for our determination that performing procedures related to the provision for tax uncertainties is a critical audit matter are that there was significant judgment made by management in determining the provisions for tax uncertainties, including a high degree of estimation uncertainty due to the number and complexity of tax laws, frequency of tax audits and potential for adjustments which could have a material impact on the Company’s profit for the year as a result of such audits. This in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures to evaluate the timely identification and accurate

Financial statements (continued)
measurement of provisions for tax uncertainties. Also, the evaluation of audit evidence related to the provisions for tax uncertainties required significant auditor judgment as the nature of the evidence is often subjective, and the audit effort involved the use of professionals with specialised skill and knowledge to assist in evaluating the audit evidence obtained.
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

Post employment benefit obligations
As described in Note 13 to the consolidated financial statements, the carrying value of defined benefit obligations was £9,445 million as at 30 June 2021. Application of IAS 19 requires the exercise of estimation and judgment in relation to various assumptions. Management determines the assumptions on a country by country basis in conjunction with its actuaries. Estimates are required in respect of uncertain future events, including the life expectancy of members of the plans, salary and pension increases, future inflation rates, and discount rates.
The principal considerations for our determination that post employment benefit obligations is a critical audit matter are that there was significant judgment made by management in selecting the assumptions used to develop its estimate of the present value of defined benefit obligations. This in turn led to a high degree of auditor judgment and effort in our evaluation of management’s significant assumptions, which were future inflation rates, discount rates and the life expectancy of members of the plans. In addition, the audit effort involved the use of professionals with specialised skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s determination of the carrying value of defined benefit obligations, including future inflation rates, discount rates and the life expectancy of members of the plans. These procedures also included, among others, testing management’s process for determining the present value of the significant post employment benefit obligations, evaluating the appropriateness of the methodology used in the valuation models, testing the completeness, accuracy, and relevance of underlying data used in the models, and evaluating the significant assumptions used by management, including the future inflation rates, discount rates and the life expectancy of members of the plans, as well as management’s sensitivities and related financial statement disclosures. Evaluating the reasonableness of management’s assumptions involved i) comparing these assumptions to our independently compiled expected ranges based on market observable indices or relevant national and industry benchmarks, ii) performing sensitivity analyses, and iii) using professionals with specialised skill and knowledge to assist in the evaluation of the significant assumptions.

/s/ PricewaterhouseCoopers LLP
London, United Kingdom
5 August 2021

We have served as the Company's auditor since 2015.

Financial statements (continued)

Consolidated income statement

	Notes	Year ended 30 June 2021 £ million	Year ended 30 June 2020 £ million	Year ended 30 June 2019 £ million
Sales	2	19,153	17,697	19,294
Excise duties	3	(6,420)	(5,945)	(6,427)
Net sales	2	12,733	11,752	12,867
Cost of sales	3	(5,038)	(4,654)	(4,866)
Gross profit		7,695	7,098	8,001
Marketing	3	(2,163)	(1,841)	(2,042)
Other operating items	3	(1,801)	(3,120)	(1,917)
Operating profit		3,731	2,137	4,042
Non-operating items	4	14	(23)	144
Finance income	5	278	366	442
Finance charges	5	(651)	(719)	(705)
Share of after tax results of associates and joint ventures	6	334	282	312
Profit before taxation		3,706	2,043	4,235
Taxation	7	(907)	(589)	(898)
Profit for the year		2,799	1,454	3,337
Attributable to:
Equity shareholders of the parent company		2,660	1,409	3,160
Non-controlling interests		139	45	177
		2,799	1,454	3,337
		million	million	million
Weighted average number of shares
Shares in issue excluding own shares		2,337	2,346	2,418
Dilutive potential ordinary shares		8	8	10
		2,345	2,354	2,428

		pence	pence	pence
Basic earnings per share		113.8	60.1	130.7
Diluted earnings per share		113.4	59.9	130.1
The accompanying notes are an integral part of these consolidated financial statements.

Financial statements (continued)
Consolidated statement of comprehensive income

	Year ended 30 June 2021 £ million	Year ended 30 June 2020 £ million	Year ended 30 June 2019 £ million
Other comprehensive income
Items that will not be recycled subsequently to the income statement
Net remeasurement of post employment plans
Group	16	38	33
Associates and joint ventures	3	(14)	2
Tax on post employment plans	(46)	(21)	1
	(27)	3	36
Items that may be recycled subsequently to the income statement
Exchange differences on translation of foreign operations
Group	(1,233)	(104)	274
Associates and joint ventures	(240)	82	19
Non-controlling interests	(173)	(37)	55
Net investment hedges	810	(227)	(93)
Exchange loss recycled to the income statement
On translation of foreign operations	—	4	—
Tax on exchange differences – group	(9)	4	(19)
Tax on exchange differences – non-controlling interests	(1)	—	—
Effective portion of changes in fair value of cash flow hedges
Hedge of foreign currency debt of the group	(298)	221	180
Transaction exposure hedging of the group	101	(43)	(86)
Hedges by associates and joint ventures	(1)	6	(6)
Commodity price risk hedging of the group	41	(11)	(9)
Recycled to income statement – hedge of foreign currency debt of the group	175	(75)	(82)
Recycled to income statement – transaction exposure hedging of the group	10	42	45
Recycled to income statement – commodity price risk hedging of the group	(2)	8	—
Tax on effective portion of changes in fair value of cash flow hedges	(6)	(23)	(11)
Hyperinflation adjustment	(17)	(18)	(22)
Tax on hyperinflation adjustment	5	4	6
	(838)	(167)	251
Other comprehensive (loss)/profit, net of tax, for the year	(865)	(164)	287
Profit for the year	2,799	1,454	3,337
Total comprehensive income for the year	1,934	1,290	3,624
Attributable to:
Equity shareholders of the parent company	1,969	1,282	3,392
Non-controlling interests	(35)	8	232
Total comprehensive income for the year	1,934	1,290	3,624
The accompanying notes are an integral part of these consolidated financial statements.

Financial statements (continued)
Consolidated balance sheet

		30 June 2021		30 June 2020
	Notes	£ million	£ million	£ million	£ million
Non-current assets
Intangible assets	9	10,764		11,300
Property, plant and equipment	10	4,849		4,926
Biological assets		66		51
Investments in associates and joint ventures	6	3,308		3,557
Other investments	12	40		41
Other receivables	14	36		46
Other financial assets	15	327		686
Deferred tax assets	7	100		119
Post employment benefit assets	13	1,018		1,111
			20,508		21,837
Current assets
Inventories	14	6,045		5,772
Trade and other receivables	14	2,385		2,111
Corporate tax receivables	7	145		190
Other financial assets	15	121		75
Cash and cash equivalents	16	2,749		3,323
			11,445		11,471
Total assets			31,953		33,308
Current liabilities
Borrowings and bank overdrafts	16	(1,862)		(1,995)
Other financial liabilities	15	(257)		(389)
Share buyback liability	17	(91)		—
Trade and other payables	14	(4,648)		(3,683)
Corporate tax payables	7	(146)		(246)
Provisions	14	(138)		(183)
			(7,142)		(6,496)
Non-current liabilities
Borrowings	16	(12,865)		(14,790)
Other financial liabilities	15	(384)		(393)
Other payables	14	(338)		(175)
Provisions	14	(274)		(293)
Deferred tax liabilities	7	(1,945)		(1,972)
Post employment benefit liabilities	13	(574)		(749)
			(16,380)		(18,372)
Total liabilities			(23,522)		(24,868)
Net assets			8,431		8,440
Equity
Share capital	17	741		742
Share premium		1,351		1,351
Other reserves		1,621		2,272
Retained earnings		3,184		2,407
Equity attributable to equity shareholders of the parent company			6,897		6,772
Non-controlling interests	17		1,534		1,668
Total equity			8,431		8,440
The accompanying notes are an integral part of these consolidated financial statements.

These consolidated financial statements have been approved by a duly appointed and authorised committee of the Board of Directors and were signed on its behalf by Ivan Menezes and Lavanya Chandrashekar, Directors and dated 5 August 2021.

Financial statements (continued)
Consolidated statement of changes in equity

			Other reserves		Retained earnings/(deficit)
	Share capital £ million	Share premium £ million	Capital redemption reserve £ million	Hedging and exchange reserve £ million	Own shares £ million	Other retained earnings £ million	Total £ million	Equity attributable to parent company shareholders £ million	Non- controlling interests £ million	Total equity £ million
At 30 June 2018	780	1,349	3,163	(1,030)	(2,144)	7,830	5,686	9,948	1,765	11,713
Profit for the year	—	—	—	—	—	3,160	3,160	3,160	177	3,337
Other comprehensive income	—	—	—	212	—	20	20	232	55	287
Total comprehensive income for the year	—	—	—	212	—	3,180	3,180	3,392	232	3,624
Employee share schemes	—	—	—	—	118	(49)	69	69	—	69
Share-based incentive plans	—	—	—	—	—	49	49	49	—	49
Share-based incentive plans in respect of associates	—	—	—	—	—	3	3	3	—	3
Tax on share-based incentive plans	—	—	—	—	—	20	20	20	—	20
Shares issued	—	1	—	—	—	—	—	1	—	1
Purchase of non-controlling interests (note 8)	—	—	—	—	—	(694)	(694)	(694)	(90)	(784)
Non-controlling interest in respect of new subsidiary	—	—	—	—	—	—	—	—	2	2
Change in fair value of put option	—	—	—	—	—	(3)	(3)	(3)	—	(3)
Share buyback programme	(27)	—	27	—	—	(2,801)	(2,801)	(2,801)	—	(2,801)
Dividends paid	—	—	—	—	—	(1,623)	(1,623)	(1,623)	(114)	(1,737)
At 30 June 2019	753	1,350	3,190	(818)	(2,026)	5,912	3,886	8,361	1,795	10,156
Profit for the year	—	—	—	—	—	1,409	1,409	1,409	45	1,454
Other comprehensive loss	—	—	—	(116)	—	(11)	(11)	(127)	(37)	(164)
Total comprehensive (loss)/income for the year	—	—	—	(116)	—	1,398	1,398	1,282	8	1,290
Employee share schemes	—	—	—	—	90	(36)	54	54	—	54
Share-based incentive plans	—	—	—	—	—	2	2	2	—	2
Share-based incentive plans in respect of associates	—	—	—	—	—	4	4	4	—	4
Tax on share-based incentive plans	—	—	—	—	—	1	1	1	—	1
Share based payments and purchase of treasury shares in respect of subsidiaries	—	—	—	—	—	(1)	(1)	(1)	—	(1)
Shares issued	—	1	—	—	—	—	—	1	—	1
Transfers	—	—	—	5	—	(5)	(5)	—	—	—
Purchase of non-controlling interests (note 8)	—	—	—	—	—	(39)	(39)	(39)	(23)	(62)
Non-controlling interest in respect of new subsidiary	—	—	—	—	—	—	—	—	5	5
Change in fair value of put option	—	—	—	—	—	9	9	9	—	9
Share buyback programme	(11)	—	11	—	—	(1,256)	(1,256)	(1,256)	—	(1,256)
Dividends paid	—	—	—	—	—	(1,646)	(1,646)	(1,646)	(117)	(1,763)
At 30 June 2020	742	1,351	3,201	(929)	(1,936)	4,343	2,407	6,772	1,668	8,440
Profit for the year	—	—	—	—	—	2,660	2,660	2,660	139	2,799
Other comprehensive loss	—	—	—	(652)	—	(39)	(39)	(691)	(174)	(865)
Total comprehensive (loss)/income for the year	—	—	—	(652)	—	2,621	2,621	1,969	(35)	1,934
Employee share schemes	—	—	—	—	59	(10)	49	49	—	49
Share-based incentive plans	—	—	—	—	—	49	49	49	—	49
Share-based incentive plans in respect of associates	—	—	—	—	—	3	3	3	—	3
Tax on share-based incentive plans	—	—	—	—	—	9	9	9	—	9
Purchase of non-controlling interests (note 8)	—	—	—	—	—	(15)	(15)	(15)	(27)	(42)
Associates' transactions with non-controlling interests	—	—	—	—	—	(91)	(91)	(91)	—	(91)
Change in fair value of put option	—	—	—	—	—	(2)	(2)	(2)	—	(2)
Share buyback programme	(1)	—	1	—	—	(200)	(200)	(200)	—	(200)
Dividends declared	—	—	—	—	—	(1,646)	(1,646)	(1,646)	(72)	(1,718)
At 30 June 2021	741	1,351	3,202	(1,581)	(1,877)	5,061	3,184	6,897	1,534	8,431
The accompanying notes are an integral part of these consolidated financial statements.

Financial statements (continued)
Consolidated statement of cash flows

		Year ended 30 June 2021		Year ended 30 June 2020		Year ended 30 June 2019
	Notes	£ million	£ million	£ million	£ million	£ million	£ million
Cash flows from operating activities
Profit for the year		2,799		1,454		3,337
Taxation		907		589		898
Share of after tax results of associates and joint ventures		(334)		(282)		(312)
Net finance charges		373		353		263
Non-operating items		(14)		23		(144)
Operating profit			3,731		2,137		4,042
Increase in inventories		(443)		(366)		(434)
(Increase)/decrease in trade and other receivables		(446)		523		11
Increase/(decrease) in trade and other payables and provisions		1,220		(485)		201
Net decrease/(increase) in working capital			331		(328)		(222)
Depreciation, amortisation and impairment		447		1,839		374
Dividends received		290		4		168
Post employment payments less amounts included in operating profit		(30)		(109)		(121)
Other items		88		(14)		64
			795		1,720		485
Cash generated from operations			4,857		3,529		4,305
Interest received		89		185		216
Interest paid		(440)		(493)		(468)
Taxation paid		(852)		(901)		(805)
			(1,203)		(1,209)		(1,057)
Net cash inflow from operating activities			3,654		2,320		3,248
Cash flows from investing activities
Disposal of property, plant and equipment and computer software		13		14		32
Purchase of property, plant and equipment and computer software		(626)		(700)		(671)
Movements in loans and other investments		(4)		—		(1)
Sale of businesses and brands	8	14		11		426
Acquisition of businesses	8	(488)		(130)		(56)
Net cash outflow from investing activities			(1,091)		(805)		(270)
Cash flows from financing activities
Share buyback programme	17	(109)		(1,282)		(2,775)
Proceeds from issue of share capital		—		1		1
Net sale of own shares for share schemes		49		54		50
Dividends paid to non-controlling interests		(77)		(111)		(112)
Proceeds from bonds	16	1,031		5,188		2,766
Repayment of bonds	16	(1,247)		(820)		(1,168)
Purchase of shares of non-controlling interests	8	(42)		(62)		(784)
Net movements in other borrowings		(753)		(285)		721
Equity dividends paid	17	(1,646)		(1,646)		(1,623)
Net cash (outflow)/inflow from financing activities			(2,794)		1,037		(2,924)
Net (decrease)/increase in net cash and cash equivalents	16		(231)		2,552		54
Exchange differences			(285)		(120)		(26)
Net cash and cash equivalents at beginning of the year			3,153		721		693
Net cash and cash equivalents at end of the year			2,637		3,153		721
Net cash and cash equivalents consist of:
Cash and cash equivalents	16		2,749		3,323		932
Bank overdrafts	16		(112)		(170)		(211)
			2,637		3,153		721
The accompanying notes are an integral part of these consolidated financial statements.

Financial statements (continued)

Accounting information and policies

Introduction
This section describes the basis of preparation of the consolidated financial statements and the group’s accounting policies that are applicable to the financial statements as a whole. Accounting policies, critical accounting estimates and judgements specific to a note are included in the note to which they relate. Furthermore, the section details new accounting standards, amendments and interpretations, that the group has adopted in the current financial year or will adopt in subsequent years.

1. Accounting information and policies

(a) Basis of preparation
The consolidated financial statements are prepared in accordance with international accounting standards in conformity with the requirements of the Companies Act 2006 and International Financial Reporting Standards adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union and IFRS as issued by the International Accounting Standards Board (IASB). IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB. The differences have no impact on the group’s consolidated financial statements for the years presented. The consolidated financial statements are prepared on a going concern basis under the historical cost convention, unless stated otherwise in the relevant accounting policy.
The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

(b) Going concern
Management has prepared cash flow forecasts which have also been sensitised to reflect severe, but plausible downside scenarios taking into consideration the group's principal risks. In our base case scenario, we expect net sales momentum to continue into the year ending 30 June 2022, however, we expect near-term volatility to remain. The potential financial impact of a slower Covid-19 pandemic recovery has been modelled in the plausible downside scenarios. Even with these negative sensitivities for each region taken into account, the group’s cash position is still considered to remain strong, as we have protected our liquidity by launching and pricing €700 million of fixed rate Euro and £400 million of fixed rate Sterling denominated bonds under Diageo’s European Debt Issuance Programme. Mitigating actions, should they be required, are all within management’s control and could include reductions in discretionary spending including acquisitions and capital expenditure, as well as a temporary suspension of the share buyback programme and dividend payments in the next 12 months or drawdown on committed facilities. Having considered the outcome of these assessments, the Directors are comfortable that the Company is going concern for at least 12 months from the date of signing the company's consolidated financial statements.

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

Financial statements (continued)
The principal foreign exchange rates used in the translation of financial statements for the three years ended 30 June 2021, expressed in US dollars and euros per £1, were as follows:

	2021	2020	2019
US dollar
Income statement and cash flows(i)	1.35	1.26	1.29
Assets and liabilities(ii)	1.39	1.23	1.27
Euro
Income statement and cash flows(i)	1.13	1.14	1.13
Assets and liabilities(ii)	1.17	1.09	1.12
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
–Exceptional items – management judgement whether exceptional or not – page 236
–Taxation – management judgement of whether a provision is required and management estimate of amount of corporate tax payable or receivable, the recoverability of deferred tax assets and expectation on manner of recovery of deferred taxes – pages 241 and 285
–Brands, goodwill and other intangibles – management judgement of the assets to be recognised and synergies resulting from an acquisition. Management judgement and estimate are required in determining future cash flows and appropriate applicable assumptions to support the intangible asset value – page 249
–Post employment benefits – management judgement in determining whether a surplus can be recovered and management estimate in determining the assumptions in calculating the liabilities of the funds – page 257
–Contingent liabilities and legal proceedings – management judgement in assessing the likelihood of whether a liability will arise and an estimate to quantify the possible range of any settlement and significant unprovided tax matters where maximum exposure is provided for each – page 285

Venezuela is a hyperinflationary economy where the government maintains a regime of strict currency controls with multiple foreign currency rate systems. Access to US dollars on these exchange systems is very limited. The foreign currency denominated transactions and balances of the group’s Venezuelan operations are translated into the local functional currency (Venezuelan bolivar) at the rate they are expected to be settled, applying the most appropriate official exchange rate (DICOM). For consolidation purposes, the group converts its Venezuelan operations using management’s estimate of the exchange rate considering forecast inflation and the most appropriate official exchange rate. The exchange rate used to translate the results of the group’s Venezuelan operations was VES/£ 236,878,083 for the year ended 30 June 2021 (2020 - VES/£ 10,024,865). Movement in the price index for the year ended 30 June 2021 was 1,991% (2020 - 2,464%). The inflation rate used by the group is provided by an independent valuer, because no reliable, official published rate is available that is representative of the situation in Venezuela.
The following table presents the contribution of the group’s Venezuelan operations to the consolidated income statement, cash flow statement and net assets for the year ended 30 June 2021 and 30 June 2020 and with the amounts that would have resulted if the official DICOM exchange rate had been applied:

	Year ended 30 June 2021		Year ended 30 June 2020
	At estimated exchange rate	At DICOM exchange rate	At estimated exchange rate	At DICOM exchange rate
	236,878,083 VES/£	4,449,579 VES/£	10,024,865 VES/£	252,558 VES/£
	£ million	£ million	£ million	£ million
Net sales	—	4	—	3
Operating (loss)/profit	(1)	11	—	10
Other finance income - hyperinflation adjustment	2	122	6	222
Net cash inflow from operating activities	—	9	—	6
Net assets	38	2,016	48	1,893
Lebanon became a hyperinflationary economy during the year ended 30 June 2021. Hyperinflationary accounting has been applied for the group’s Lebanese operations from 1 July 2020, with hyperinflationary gains and foreign exchange losses associated with monetary items being reported in finance charges. The impact of applying hyperinflationary accounting was immaterial.

Financial statements (continued)
(f) New accounting standards and interpretations
The following amendments to the accounting standards, issued by the IASB which have been endorsed by the EU, have been adopted by the group from 1 July 2020 with no impact on the group’s consolidated results, financial position or disclosures:
–Amendments to References to the Conceptual Framework in IFRS Standards
–Amendments to IFRS 3 – Definition of a Business
–Amendments to IAS 1 and IAS 8 – Definition of Material
–Amendments to IFRS 16 – Covid-19 - Related Rent Concessions
The following amendments and standards issued by the IASB which have been endorsed by the EU, have been adopted by the group:
Amendments to IFRS 9, IAS 39 and IFRS 7 – Interest rate benchmark reform (phase 1). The amendment provides temporary relief from applying specific hedge accounting requirements to hedging relationships directly affected by interbank offered rate (IBOR) reform. The reliefs have the effect that IBOR reform should not generally cause hedge accounting to terminate. The expectations are that the cash flows in relation to hedging relationships will not be altered by the reform and the derivative instruments used in hedge accounting will still provide a close approximation to the extent of the managed risk exposures.
Amendments to IAS 19 – Plan Amendment, Curtailment or Settlement. The amendment requires the remeasurement of service cost and interest charge for the rest of the period following plan amendments, settlements and curtailments using actuarial assumptions prevailing at the date of these events. The amendment is applicable to Diageo from 1 July 2019 on a prospective basis and has resulted in an additional service cost of £1 million in the year ended 30 June 2021 (2020 – £1 million).
IFRS 16 - Leases. The group adopted IFRS 16 from 1 July 2019 by applying the modified retrospective method. Comparative periods have not been restated. The impact of the adoption is included in Note 11.
The following amendment and standard, issued by the IASB has not been adopted by the group:
IFRS 17 – Insurance contracts (effective in the year ending 30 June 2024) is ultimately intended to replace IFRS 4.
Based on a preliminary assessment the group believes that the adoption of IFRS 17 will not have a significant impact on its consolidated results or financial position.
Amendments to IFRS 9, IAS 39 and IFRS 7 – Interest rate benchmark reform (phase 2). The amendment to IFRS 9 provides relief from applying specific hedge accounting and financial instrument derecognition requirements directly affected by interbank offered rate (IBOR) reform. By applying the practical expedient, Diageo will not be required to discontinue its hedging relationships as a result of changes in reference rates due to the IBOR reform. The amendment to IFRS 7 will require additional disclosure explaining the nature and extent of risk related to the reform and the progress of the transition.
There are a number of other amendments and clarifications to IFRS, effective in future years, which are not expected to significantly impact the group’s consolidated results or financial position.

g) Climate change considerations
The impact of climate change assessment and the stated net zero carbon emission on our direct operation (scope 1 & 2) by 2030 has been considered as part of the assessment of estimates and judgements in preparing the group accounts.
The climate change scenario analyses – conducted in line with TCFD recommendations – undertaken this year did not identify any material financial impact.
The following considerations were made in respect of financial statements:
–Impact of climate change is not expected to be material on the going concern period and viability of the group over the next three years.
–The forecasts of cash flows used in impairment assessments for the value in use of non-current assets including goodwill (see Note 9)
–The impact of climate change on pension assets.
–The impact of climate change on the carrying value of the fixed assets.

Financial statements (continued)
Results for the year

Introduction
This section explains the results and performance of the group for the three years ended 30 June 2021. Disclosures are provided for segmental information, operating costs, exceptional items, finance income and charges, the group's share of results of associates and joint ventures, taxation. For associates, joint ventures and taxation, balance sheet disclosures are also provided in this section.

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
The Executive Committee considers the business principally from a geographical perspective based on the location of third party sales and the business analysis is presented by geographical segment. In addition to these geographical selling segments, a further segment reviewed by the Executive Committee is the Supply Chain and Procurement (SC&P) segment, which manufactures products for other group companies and includes the production sites in the United Kingdom, Ireland, Italy, Guatemala and Mexico, as well as comprises the global procurement management functions.
Continuing operations also include the Corporate function. Corporate revenues and costs are in respect of central costs, including finance, marketing, corporate relations, human resources and legal, as well as certain information systems, facilities and employee costs that are not allocable to the geographical segments or to the SC&P. They also include rents receivable and payable in respect of properties not used by the group in the manufacture, sale or distribution of premium drinks.
Diageo uses shared services operations to deliver transaction processing activities for markets and operational entities. These centers are located in Hungary, Colombia, the Philippines and India. The captive business service centers in Budapest and Bangalore also perform certain central finance activities, including elements of financial planning and reporting, treasury and HR services. The costs of shared services operations are recharged to the regions.
As part of the annual planning process a budget exchange rate is set each year equal to the prior year’s weighted average rate. This rate is used for management reporting purposes and, in order to ensure a consistent basis on which performance is measured through the year, the prior period results are restated to the budget rate as well. Segmental information for net sales and operating profit before exceptional items are reported on a consistent basis with our management reporting. The adjustments required to retranslate the segmental information to actual exchange rates and to reconcile it to the group’s reported results are shown in the tables below. The comparative segmental information, prior to retranslation, has not been restated at the current year’s budgeted exchange rates but is presented at the budgeted rates for the respective year.
In addition, for management reporting purposes Diageo presents separately the results of acquisitions and disposals completed in the current and prior year from the results of the geographical segments. The impact of acquisitions and disposals on net sales and operating profit is disclosed under the appropriate geographical segments in the following tables at budgeted exchange rates.

Financial statements (continued)
(a) Segmental information for the consolidated income statement

	North America	Europe and Turkey	Africa	Latin America and Caribbean	Asia Pacific	SC&P	Eliminate inter- segment sales	Total operating segments	Corporate and other	Total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
2021
Sales	5,803	4,795	2,020	1,369	5,146	1,537	(1,537)	19,133	20	19,153
Net sales
At budgeted exchange rates(i)	5,527	2,579	1,541	1,176	2,561	1,627	(1,548)	13,463	20	13,483
Acquisitions and disposals	28	2	5	—	—	—	—	35	—	35
SC&P allocation	9	45	3	13	9	(79)	—	—	—	—
Retranslation to actual exchange rates	(355)	(68)	(137)	(143)	(82)	(11)	11	(785)	—	(785)
Net sales	5,209	2,558	1,412	1,046	2,488	1,537	(1,537)	12,713	20	12,733
Operating profit/(loss)
At budgeted exchange rates(i)	2,469	728	228	422	628	(97)	—	4,378	(218)	4,160
Acquisitions and disposals	(18)	(3)	—	—	—	—	—	(21)	—	(21)
SC&P allocation	(30)	(32)	(3)	(27)	(5)	97	—	—	—	—
Fair value remeasurement of contingent considerations, equity option and earn out arrangements	(9)	(27)	—	—	—	—	—	(36)	—	(36)
Fair value remeasurement of biological assets	—	—	—	—	—	—	—	—	—	—
Retranslation to actual exchange rates	(175)	(31)	(54)	(92)	(15)	—	—	(367)	10	(357)
Operating profit/(loss) before exceptional items	2,237	635	171	303	608	—	—	3,954	(208)	3,746
Exceptional items	—	(15)	—	—	—	—	—	(15)	—	(15)
Operating profit/(loss)	2,237	620	171	303	608	—	—	3,939	(208)	3,731
Non-operating items										14
Net finance charges										(373)
Share of after tax results of associates and joint ventures
Moët Hennessy										335
Other										(1)
Profit before taxation										3,706

Financial statements (continued)

	North America	Europe and Turkey	Africa	Latin America and Caribbean	Asia Pacific	SC&P	Eliminate inter- segment sales	Total operating segments	Corporate and other	Total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
2020
Sales	5,222	4,697	1,911	1,184	4,645	1,343	(1,343)	17,659	38	17,697
Net sales
At budgeted exchange rates(i)	4,445	2,501	1,300	944	2,253	1,439	(1,341)	11,541	38	11,579
Acquisitions and disposals	32	10	50	—	1	—	—	93	—	93
SC&P allocation	11	60	4	10	12	(98)	—	(1)	1	—
Retranslation to actual exchange rates	135	(4)	(8)	(46)	4	2	(2)	81	(1)	80
Net sales	4,623	2,567	1,346	908	2,270	1,343	(1,343)	11,714	38	11,752
Operating profit/(loss)
At budgeted exchange rates(i)	2,007	730	116	254	498	45	—	3,650	(152)	3,498
Acquisitions and disposals	(1)	(4)	—	—	—	—	—	(5)	—	(5)
SC&P allocation	6	26	2	5	6	(45)	—	—	—	—
Fair value remeasurement of contingent consideration	(10)	(4)	—	7	—	—	—	(7)	—	(7)
Fair value remeasurement of biological assets	—	—	—	9	—	—	—	9	—	9
Retranslation to actual exchange rates	32	9	(17)	(27)	(3)	—	—	(6)	5	(1)
Operating profit/(loss) before exceptional items	2,034	757	101	248	501	—	—	3,641	(147)	3,494
Exceptional items	54	(62)	(145)	(6)	(1,198)	—	—	(1,357)	—	(1,357)
Operating profit/(loss)	2,088	695	(44)	242	(697)	—	—	2,284	(147)	2,137
Non-operating items										(23)
Net finance charges										(353)
Share of after tax results of associates and joint ventures
Moët Hennessy										285
Other										(3)
Profit before taxation										2,043

Financial statements (continued)

	North America	Europe and Turkey	Africa	Latin America and Caribbean	Asia Pacific	SC&P	Eliminate inter- segment sales	Total operating segments	Corporate and other	Total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
2019
Sales	5,074	5,132	2,235	1,444	5,356	1,739	(1,739)	19,241	53	19,294
Net sales
At budgeted exchange rates(i)	4,034	2,951	1,529	1,095	2,656	1,843	(1,738)	12,370	54	12,424
Acquisitions and disposals	88	1	1	1	1	—	—	92	—	92
SC&P allocation	11	63	5	15	11	(105)	—	—	—	—
Retranslation to actual exchange rates	327	(76)	62	19	20	1	(1)	352	(1)	351
Net sales	4,460	2,939	1,597	1,130	2,688	1,739	(1,739)	12,814	53	12,867
Operating profit/(loss)
At budgeted exchange rates(i)	1,755	972	257	312	671	139	—	4,106	(186)	3,920
Acquisitions and disposals	29	(1)	—	—	—	—	—	28	—	28
SC&P allocation	13	72	6	32	16	(139)	—	—	—	—
Retranslation to actual exchange rates	151	(29)	12	21	16	—	—	171	(3)	168
Operating profit/(loss) before exceptional items	1,948	1,014	275	365	703	—	—	4,305	(189)	4,116
Exceptional items	—	(18)	—	—	(35)	—	—	(53)	(21)	(74)
Operating profit/(loss)	1,948	996	275	365	668	—	—	4,252	(210)	4,042
Non-operating items										144
Net finance charges										(263)
Share of after tax results of associates and joint ventures
Moët Hennessy										310
Other										2
Profit before taxation										4,235
(i)    These items represent the IFRS 8 performance measures for the geographical and SC&P segments.
(1)    The net sales figures for SC&P reported to the Executive Committee primarily comprise inter-segment sales and these are eliminated in a separate column in the above segmental analysis. Apart from sales by the SC&P segment to the other operating segments, inter-segmental sales are not material.
(2)    The group’s net finance charges are managed centrally and are not attributable to individual operating segments.
(3)    Approximately 40% of annual net sales occurred in the last four months of the calendar year 2020.

(b) Other segmental information

	North America £ million	Europe and Turkey £ million	Africa £ million	Latin America and Caribbean £ million	Asia Pacific £ million	SC&P £ million	Corporate and other £ million	Total £ million
2021
Capital expenditure	153	23	125	20	56	125	124	626
Depreciation and intangible asset amortisation	(76)	(31)	(79)	(16)	(60)	(126)	(59)	(447)
2020
Capital expenditure	145	24	128	48	59	191	105	700
Depreciation and intangible asset amortisation	(68)	(37)	(103)	(21)	(59)	(119)	(73)	(480)
Underlying impairment	—	(7)	—	(7)	—	—	—	(14)
Exceptional impairment of tangible assets	—	—	(139)	—	(1)	—	—	(140)
Exceptional impairment of intangible assets	—	—	—	—	(1,205)	—	—	(1,205)
2019
Capital expenditure	150	32	160	48	40	197	44	671
Depreciation and intangible asset amortisation	(51)	(18)	(81)	(13)	(42)	(110)	(59)	(374)

Financial statements (continued)
(c) Category and geographical analysis

	Category analysis					Geographic analysis
	Spirits £ million	Beer(iv) £ million	Ready to drink(iv) £ million	Other £ million	Total £ million	Great Britain £ million	United States £ million	Nether- lands £ million	India £ million	Rest of World £ million	Total £ million
2021
Sales(i)	15,634	2,562	741	216	19,153	1,822	5,441	70	3,011	8,809	19,153
Non-current assets(ii), (iii)						2,119	4,320	2,474	2,561	7,589	19,063
2020 (Restated)
Sales(i), (iv)	14,158	2,687	621	231	17,697	1,684	4,839	62	2,783	8,329	17,697
Non-current assets(ii), (iii)						1,911	5,028	2,661	2,758	7,563	19,921
2019 (Restated)
Sales(i), (iv)	15,283	3,041	662	308	19,294	1,706	4,724	70	3,236	9,558	19,294
Non-current assets(ii), (iii)						1,637	4,662	2,525	3,829	7,668	20,321
(i)    The geographical analysis of sales is based on the location of third party sales.
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
(iv)    Flavoured malt beverages have been reclassified from ready to drink to beer from 1 July 2020. This reporting is in line with the nature of these products and how management reviews the performance. Before the reclassification the beer sales would have been £2,188 million in 2021 (2020 – £2,342 million; 2019 – £2,758 million), and the ready to drink sales would have been £1,115 million in 2021 (2020 – £966 million; 2019 – £945 million).

3. Operating costs

	2021 £ million	2020 £ million	2019 £ million
Excise duties	6,420	5,945	6,427
Cost of sales	5,038	4,654	4,866
Marketing	2,163	1,841	2,042
Other operating items	1,801	3,120	1,917
	15,422	15,560	15,252
Comprising:
Excise duties
Great Britain	1,018	930	898
United States	589	585	587
India	2,127	1,927	2,202
Other	2,686	2,503	2,740
Increase in inventories	(293)	(275)	(446)
Raw materials and consumables	3,126	2,842	3,007
Marketing	2,163	1,841	2,042
Other external charges	1,978	2,044	2,285
Staff costs	1,586	1,404	1,580
Depreciation, amortisation and impairment	447	1,839	374
Gains on disposal of properties	(1)	(2)	(5)
Net foreign exchange losses/(gains)	22	15	(7)
Other operating income	(26)	(93)	(5)
	15,422	15,560	15,252

(a) Other external charges
Other external charges include research and development expenditure in respect of new drinks products and package design of £40 million (2020 – £34 million; 2019 – £35 million) and maintenance and repairs of £107 million (2020 – £105 million; 2019 – £103 million).

Financial statements (continued)
(b) Auditor fees
Other external charges include the fees of the principal auditor of the group, PricewaterhouseCoopers LLP and its affiliates (PwC) and are analysed below.

	2021 £ million	2020 £ million	2019 £ million
Audit of these financial statements	3.8	5.3	3.8
Audit of financial statements of subsidiaries	4.4	3.6	3.4
Audit related assurance services(i)	2.6	2.4	1.6
Total audit fees (Audit fees)	10.8	11.3	8.8
Other assurance services (Audit related fees)(ii)	0.8	0.8	0.7
All other non-audit fees (All other fees)	—	—	0.2
	11.6	12.1	9.7
(i)    Audit related assurance services are in respect of reporting under section 404 of the US Sarbanes-Oxley Act and the review of the interim financial information.
(ii)    Other assurance services comprise the aggregate fees for assurance and related services that are not reported under ‘total audit fees’.
(1)     Disclosure requirements for auditor fees in the United States are different from those required in the United Kingdom. The terminology by category required in the United States is disclosed in brackets in the above table. All figures are the same for the disclosures in the United Kingdom and the United States apart from £0.4 million (2020 – £0.4 million; 2019 – £0.4 million) of the cost in respect of the review of the interim financial information which would be included in audit related fees in the United States rather than audit fees.

Audit services provided by firms other than PwC for the year ended 30 June 2021 were £0.1 million (2020 – £0.1 million; 2019 – £0.1 million). Further PwC fees for audit services in respect of employee pension plans were £0.2 million for the year ended 30 June 2021 (2020 – £0.3 million; 2019 – £0.3 million).

(c) Staff costs and average number of employees

	2021 £ million	2020 £ million	2019 £ million
Aggregate remuneration
Wages and salaries	1,336	1,251	1,344
Share-based incentive plans	50	3	50
Employer’s social security	83	79	96
Employer’s pension
Defined benefit plans	82	37	61
Defined contribution plans	25	24	19
Other post employment plans	10	10	10
	1,586	1,404	1,580

The average number of employees on a full time equivalent basis (excluding employees of associates and joint ventures) was as follows:

	2021	2020	2019
North America	2,616	2,466	2,410
Europe and Turkey	3,267	3,350	3,609
Africa	4,016	4,003	4,338
Latin America and Caribbean	1,505	1,549	1,610
Asia Pacific	6,474	6,559	7,038
SC&P	5,085	4,908	4,919
Corporate and other	4,687	4,940	4,496
	27,650	27,775	28,420
At 30 June 2021 the group had, on a full time equivalent basis, 27,783 (2020 – 27,788; 2019 – 28,150) employees. The average number of employees of the group, including part time employees, for the year was 28,025 (2020 – 28,490; 2019 – 29,402).

Financial statements (continued)
(d) Exceptional operating items
Included in other operating items are the following:

	2021 £ million	2020 £ million	2019 £ million
Staff costs
Guaranteed minimum pension equalisation charge	5	—	21
Other external charges	13	95	53
Other operating income	(3)	(83)	—
Depreciation, amortisation and impairment
Brand, goodwill, tangible and other assets impairment	—	1,345	—
Total exceptional operating items (note 4)	15	1,357	74

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
Changes in estimates and reversals in relation to items previously recognised as exceptional are presented consistently as exceptional in the current year.
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

Financial statements (continued)

	2021 £ million	2020 £ million	2019 £ million
Exceptional operating items
Ongoing litigation in Turkey (a)	(15)	—	—
Guaranteed minimum pension equalisation (b)	(5)	—	(21)
Donations (c (i))	(5)	(89)	—
Obsolete inventories (c (ii))	7	(30)	—
Substitution drawback (c (iii))	3	83	—
Brand, goodwill, tangible and other assets impairment (d)	—	(1,345)	—
Indirect tax in Korea (e)	—	24	(35)
French tax audit penalty (note 7 (b) (v))	—	—	(18)
	(15)	(1,357)	(74)
Non-operating items
Sale of businesses and brands
United National Breweries (f)	10	(32)	(9)
USL businesses (g)	3	—	(2)
Portfolio of 19 brands (h)	1	2	155
Loss on disposal of associate (i)	—	(1)	—
Step acquisitions (j)	—	8	—
	14	(23)	144
French tax audit interest (note 7 (b) (v))	—	—	(9)

Exceptional items before taxation	(1)	(1,380)	61
Items included in taxation (note 7 (b))	(84)	154	(39)
Total exceptional items	(85)	(1,226)	22
Attributable to:
Equity shareholders of the parent company	(86)	(1,157)	(4)
Non-controlling interests	1	(69)	26
Total exceptional items	(85)	(1,226)	22

(a) In the year ended 30 June 2021, based on recent developments, an additional provision of TRY 156 million (£15 million) was recorded as an exceptional item in respect of ongoing litigation in Turkey, bringing the provision’s balance to TRY 272 million (£23 million) following a settlement of TRY 15 million (£1 million) during the year.
(b) On 20 November 2020, the High Court of Justice of England and Wales issued a ruling that requires schemes to equalise pension benefits for men and women for the calculation of their guaranteed minimum pension liability (GMP) on historic transfers out, which resulted in an additional liability of £5 million. The corresponding expense was recognised as an exceptional operating item, consistent with the charge of £21 million in relation to the initial GMP ruling in the year ended 30 June 2019.
(c) In line with the group’s accounting policy, given the unusual nature and magnitude of the below items, these were reported as exceptional operating items:
(i) An exceptional charge of $6 million (£5 million) was recognised as part of the 'Raising the Bar' programme in the year ended 30 June 2021. The additional charge represents the re-investment of corporate tax benefit in the fund in certain markets, where a corporate tax deduction is available.
In the year ended 30 June 2020, Diageo launched the 'Raising the Bar' programme, including a commitment of $100 million (£81 million) over a period of up to two years from 1 July 2020, to support pubs and bars to recover following the Covid-19 pandemic. Diageo also provided other forms of support to help the communities and the industry which amounted to £8 million.
(ii) In the year ended 30 June 2021, an inventory provision of £7 million was released (2020 - a charge of £30 million) in respect of inventories that had earlier been expected to be returned and destroyed as a consequence of the Covid-19 pandemic, resulting in an exceptional gain. Given the original charge was classified as an exceptional item in the year ended 30 June 2020, the change to the provision was also classified as exceptional.
(iii) In the year ended 30 June 2021, an additional gain of $4 million (£3 million) was recognised in other operating items for excess receipts in respect of substitution drawback claims on prior year accruals.
In the year ended 30 June 2020, an estimated benefit of $105 million (£83 million) for substitution drawback claims that had been filed and were to be filed with the US Government in relation to prior years was recognised in other operating items.

Financial statements (continued)
(d) In the year ended 30 June 2020, an impairment charge of £1,345 million was recognised in exceptional operating items, comprising of £655 million in respect of the India cash-generating unit containing the India goodwill, £116 million in respect of the USL popular brands category (Old Tavern brand £78 million and Bagpiper brand £38 million) and £1 million in respect of fixed assets in India; £434 million in respect of the Windsor Premier brand; £84 million in respect of the group's Nigerian tangible fixed assets; and £55 million in respect of the group's Ethiopian tangible fixed assets.
For further information see notes 9 (d) and 10, respectively.
(e) In the year ended 30 June 2019, the group recognised a provision of £35 million for indirect tax in respect of certain channel accounts and regulatory change in Korea in respect of prior years.
An assessment was issued by the Korea Tax Authority in the year ended 30 June 2020 that resulted in the reversal of the prior year's provision in the amount of £24 million.
(f) In the year ended 30 June 2021, ZAR 209 million (£10 million) of deferred consideration was paid to Diageo in respect of the sale of United National Breweries, the full amount of which represented a non-operating gain (2020 - loss of £32 million; 2019 - loss of £9 million ).
(g) Certain United Spirits Limited subsidiaries were sold in the year ended 30 June 2021. The sale of businesses resulted in an exceptional gain of £3 million.
In the year ended 30 June 2019, the disposal of the Indian wine business resulted in an exceptional loss of £2 million.
(h) In the year ended 30 June 2021, the group reversed $2 million (£1 million) (2020 - £2 million) from provisions in relation to the sale of a portfolio of 19 brands to Sazerac on 20 December 2018. The aggregate consideration for the disposal was $550 million (£435 million) resulting in a profit before taxation of $198 million (£155 million) in the year ended 30 June 2019.
See note 8 (b) for further information.
(i) In the year ended 30 June 2020, the disposal of an associate, Equal Parts, LLC resulted in an exceptional loss of £1 million.
(j) In the year ended 30 June 2020, Diageo completed the acquisition of Seedlip and Anna Seed 83 and acquired controlling interests in certain Distill Ventures entities. As a result of these entities becoming subsidiaries of the group a gain of £8 million arose, being the difference between the book value of the associates prior to the transaction and their fair value.
For further information see note 8 (a).

Cash payments and receipts included in net cash inflow from operating activities in respect of exceptional items were as follows:

	2021 £ million	2020 £ million	2019 £ million
Substitution drawback	60	26	—
Donations	(50)	(7)	—
Thalidomide (note 14 (d) (a))	(15)	(17)	(15)
Indirect tax in Korea	(10)	—	—
Ongoing litigation in Turkey	(1)	—	—
French tax audit	—	(88)	—
Total cash payments	(16)	(86)	(15)

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

Financial statements (continued)

	2021 £ million	2020 £ million	2019 £ million
Interest income	119	192	232
Fair value gain on financial instruments	124	123	155
Total interest income(i)	243	315	387
Interest charge on bank loans, bonds and overdrafts	(365)	(390)	(349)
Interest charge on leases	(16)	(15)	(7)
Interest charge on other borrowings	(84)	(120)	(122)
Fair value loss on financial instruments	(126)	(123)	(157)
Total interest charges(i)	(591)	(648)	(635)
Net interest charges	(348)	(333)	(248)
Net finance income in respect of post employment plans in surplus (note 13)	18	26	29
Hyperinflation adjustment in respect of Venezuela (note 1)	2	6	10
Interest income in respect of direct and indirect tax	15	16	16
Other finance income	—	3	—
Total other finance income	35	51	55
Net finance charge in respect of post employment plans in deficit (note 13)	(13)	(17)	(22)
Hyperinflation adjustment and foreign exchange revaluation of monetary items in respect of Lebanon (note 1)	(8)	—	—
Unwinding of discounts	(20)	(24)	(17)
Interest charge in respect of direct and indirect tax	(11)	(22)	(11)
Change in financial liability (Level 3)	(7)	(6)	(8)
Other finance charges (exceptional)(ii)	—	—	(9)
Guarantee fees	(1)	(1)	—
Other finance charges	—	(1)	(3)
Total other finance charges	(60)	(71)	(70)
Net other finance charges	(25)	(20)	(15)
(i)     Includes £28 million interest income and £(429) million interest charge in respect of  financial assets and liabilities that are not measured at fair value through the income statement (2020 – £46 million income and £(471) million charge; 2019 – £86 million income and £(439) million charge).
(ii)    In respect of the French tax audit settlement (see note 7(b)(v)).

Financial statements (continued)
6. Investments in associates and joint ventures

Accounting policies
An associate is an undertaking in which the group has a long-term equity interest and over which it has the power to exercise significant influence. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. The group’s interest in the net assets of associates and joint ventures is reported in investments in the consolidated balance sheet and its interest in their results (net of tax) is included in the consolidated income statement below the group’s operating profit. Associates and joint ventures are initially recorded at cost including transaction costs. Investments in associates and joint ventures are reviewed for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable. The impairment review compares the net carrying value with the recoverable amount, where the recoverable amount is the higher of the value in use calculated as the present value of the group’s share of the associate’s future cash flows and its fair value less costs of disposal.
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

(a) An analysis of the movement in the group’s investments in associates and joint ventures is as follows:

	Moët Hennessy £ million	Others £ million	Total £ million
Cost less provisions
At 30 June 2019	3,040	133	3,173
Exchange differences	78	4	82
Additions	—	47	47
Share of profit after tax	285	(3)	282
Disposals	—	(1)	(1)
Dividends	—	(4)	(4)
Share of movements in other comprehensive income and equity	(8)	—	(8)
Step acquisitions	—	(11)	(11)
Transfer	—	(2)	(2)
Other	—	(1)	(1)
At 30 June 2020	3,395	162	3,557
Exchange differences	(228)	(12)	(240)
Additions	—	38	38
Share of profit after tax	335	(1)	334
Dividends	(289)	(1)	(290)
Share of movements in other comprehensive income and equity	(85)	—	(85)
Transfer	—	2	2
Impairment charged during the year	—	(8)	(8)
At 30 June 2021	3,128	180	3,308
(1)     Investment in associates balance includes loans given to and preference shares invested in associates of £108 million (2020 – £82 million).
(2)    If certain performance targets are met by associates in the Distill Ventures programmes, an additional £33 million (2020 – £22 million) will be invested in those associates.

(b) Income statement information for the three years ended 30 June 2021 and balance sheet information as at 30 June 2021 and 30 June 2020 of Moët Hennessy is as follows:

	2021 £ million	2020 £ million	2019 £ million
Sales	4,819	4,425	4,713
Profit for the year	985	838	911
Total comprehensive income	999	765	865

Financial statements (continued)
Moët Hennessy prepares its financial statements under IFRS as endorsed by the EU in euros to 31 December each year. The results are adjusted for alignment to Diageo accounting policies and are a major part of the Wines & Spirits division of LVMH. The results are translated at £1 = €1.13 (2020 – £1 = €1.14; 2019 – £1 = €1.13).

	2021 £ million	2020 £ million
Non-current assets	5,320	5,310
Current assets	7,800	8,352
Total assets	13,120	13,662
Non-current liabilities	(1,665)	(1,480)
Current liabilities	(2,256)	(2,197)
Total liabilities	(3,921)	(3,677)
Net assets	9,199	9,985
(1)    Including acquisition fair value adjustments principally in respect of Moët Hennessy’s brands and translated at £1 = €1.17 (2020 – £1 = €1.09).

(c) Information on transactions between the group and its associates and joint ventures is disclosed in note 20.
(d) Investments in associates and joint ventures comprise the cost of shares less goodwill written off on acquisitions prior to 1 July 1998 of £1,254 million (2020 – £1,312 million), plus the group’s share of post acquisition reserves of £2,054 million (2020 – £2,245 million).
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

Financial statements (continued)
(a) Analysis of taxation charge for the year

	United Kingdom			Rest of world			Total
	2021 £ million	2020 £ million	2019 £ million	2021 £ million	2020 £ million	2019 £ million	2021 £ million	2020 £ million	2019 £ million
Current tax
Current year	100	108	150	684	589	713	784	697	863
Adjustments in respect of prior years	1	6	(3)	28	(25)	52	29	(19)	49
	101	114	147	712	564	765	813	678	912
Deferred tax
Origination and reversal of temporary differences	13	24	29	18	(143)	(19)	31	(119)	10
Changes in tax rates	46	6	(2)	32	39	(52)	78	45	(54)
Adjustments in respect of prior years	8	—	5	(23)	(15)	25	(15)	(15)	30
	67	30	32	27	(119)	(46)	94	(89)	(14)
Taxation on profit	168	144	179	739	445	719	907	589	898

(b) Exceptional tax charges/(credits)
The taxation charge includes the following exceptional items:

	2021 £ million	2020 £ million	2019 £ million
Tax rate change in the United Kingdom(i)	46	—	—
Tax rate change in the Netherlands(ii)	42	—	(51)
Donations(iii)	(5)	—	—
Obsolete inventories	1	(7)	—
Substitution drawback	1	20	—
Guaranteed minimum pension equalisation	(1)	—	(4)
Brand and tangible asset impairment(iv)	—	(165)	—
Other items	—	(2)	—
French tax audit settlement(v)	—	—	61
Sale of businesses and brands	—	—	33
	84	(154)	39
(i) On 24 May 2021, legislation was substantively enacted in the UK to increase the corporate tax rate to 25% with effect from 1 April 2023. As a result of the change, an exceptional tax charge of £46 million was recognised for the year ended 30 June 2021 in relation to the remeasurement of deferred tax assets and liabilities. In addition, there was a one-off charge of £48 million to other comprehensive income and equity, mainly in respect of the remeasurement of the deferred tax liabilities on the post employment assets.
(ii) On 15 December 2020, legislation was substantively enacted in the Netherlands to maintain the headline corporate tax rate at 25%, reversing a previously enacted reduction in the corporate tax rate to 21.7% from 2021. As a result of the change, an exceptional tax charge of £42 million was recognised for the year ended 30 June 2021 in relation to the remeasurement of deferred tax liabilities. During the year ended 30 June 2019 the Dutch Senate agreed to a phased reduction in the Dutch corporate tax rate which was expected to be effective from 1 January 2020. An exceptional tax credit of £51 million was recorded in the year ended 30 June 2019 principally from the remeasurement of deferred tax liabilities in respect of the Ketel One vodka distribution rights from 25% to a then enacted tax rate of 20.5%. During the year ended 30 June 2020 the Dutch Senate enacted an increased tax rate of 21.7%, giving rise to a £12 million tax charge which was recognised as underlying tax charge.
(iii) As disclosed in the 2020 Annual Report, Diageo launched the “Raising the Bar” programme to support pubs and bars to welcome customers back and recover following the Covid-19 pandemic including a commitment of $100 million (£81 million) over a period of up to two years from 1 July 2020. Due to uncertainty on the precise nature of the spend, it could not be determined whether the amounts were deductible for tax purposes in future periods. As a result, no deferred tax asset was recognised in respect of the provision for the year ended 30 June 2020. In 2021, additional information regarding the nature of the spend was available and this has been re-assessed and a £5 million exceptional tax credit has been recognised mainly in respect of spent in the United States, United Kingdom and Ireland for the year ended 30 June 2021.
(iv)     During the year ended 30 June 2020 the exceptional tax credit of £165 million consists of the impairment of the Windsor and USL brands of £105 million and £25 million, respectively, exceptional tax credits in respect of fixed assets impairments in Nigeria and Ethiopia of £25 million and £10 million, respectively.
(v) As disclosed in the 2019 Annual Report, in July 2019 Diageo reached a resolution with the French tax authorities on the treatment of interest costs for all open periods which resulted in a total exceptional charge of  €100 million (£88 million), comprising a tax charge of €69 million (£61 million), penalties of  €21 million (£18 million) and interest of €10 million (£9 million) This brought to a close all open issues with the French tax authorities for periods up to and including 30 June 2017.

Financial statements (continued)

(c) Taxation rate reconciliation and factors that may affect future tax charges

	2021 £ million	2021%	2020 £ million	2020%	2019 £ million	2019%
Profit before taxation	3,706		2,043		4,235
Notional charge at UK corporation tax rate	704	19.0	388	19.0	805	19.0
Elimination of notional tax on share of after tax results of associates and joint ventures	(63)	(1.7)	(54)	(2.6)	(59)	(1.4)
Differences in overseas tax rates	128	3.5	53	2.6	106	2.5
Effect of intra-group financing	—	—	(13)	(0.6)	(34)	(0.8)
Non taxable gain on disposals of businesses	(2)	(0.1)	—	—	(3)	—
Step-up gain	—	—	(2)	(0.1)	—	—
Other tax rate and tax base differences	—	—	(47)	(2.3)	(79)	(1.9)
Other items not chargeable	(52)	(1.4)	(60)	(3.0)	(51)	(1.2)
Impairment	—	—	135	6.6	—	—
Non deductible losses on disposals of businesses	—	—	6	0.3	—	—
Other items not deductible(i)	67	1.8	115	5.6	122	2.9
Irrecoverable withholding taxes	25	0.7	36	1.7	24	0.6
Movement in provision related to uncertain tax positions(ii)	1	—	6	0.3	98	2.3
Changes in tax rates(iii)	78	2.1	45	2.2	(54)	(1.3)
Fair value adjustment in respect of assets held for sale	—	—	—	—	1	—
Adjustments in respect of prior years(iv)	21	0.6	(19)	(0.9)	22	0.5
Taxation on profit	907	24.5	589	28.8	898	21.2
Tax rate before exceptional items	—	22.2	—	21.7	—	20.6
(i) Other items not deductible include additional state and local taxes and other expenses.
(ii) Movement in provision related to uncertain tax positions includes both current and prior year related uncertain tax position movements. Movement in provision related to uncertain tax positions for the year ended 30 June 2019 includes £61 million exceptional tax charge in respect of the French tax audit settlement.
(iii)    Changes in tax rates for the year ended 30 June 2021 mainly due to the tax rate change in the Netherlands and the United Kingdom. Changes in tax rates for the year ended 30 June 2020 mainly due to the Netherlands, UK, India and Kenya. Changes in tax rates for the year ended 30 June 2019 principally arose from the tax rate change in the Netherlands.
(iv)    Excludes prior year movement in provisions.
(1)     As part of an exercise undertaken to amend the policy as to how items are presented, the tax rate reconciliation table has been restructured to separately show irrecoverable withholding tax and movements in provisions related to uncertain tax positions, previously reflected within other items not deductible, in order to provide more relevant information. The UK transfer pricing adjustments included for the years ended 2020 and 2019 have also been reclassified to other tax rate and tax base differences to better reflect their nature, previously included within other items not chargeable.

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
The group has a number of ongoing tax audits worldwide for which provisions are recognised in line with the relevant accounting standard taking into account best estimates and management’s judgements concerning the ultimate outcome of the tax audit. As at 30 June 2021 the ongoing audits that are provided for individually are not expected to result in a material tax liability. The current tax asset of £145 million (30 June 2020 – £190 million) and tax liability of £146 million (30 June 2020 – £246 million) includes £129 million (30 June 2020 – £189 million) of provisions for tax uncertainties with the reductions mainly driven by audit payments and foreign exchange movements.
The cash tax paid in the year 30 June 2021 amounts to £852 million (30 June 2020 – £901 million) and is £39 million higher than the current tax charge (30 June 2020 – £223 million higher). This arises as a result of timing differences between the accrual of income taxes and the actual payment of cash and the movement in the provision for uncertain tax positions.

Financial statements (continued)
(d) Deferred tax assets and liabilities
The amounts of deferred tax accounted for in the consolidated balance sheet comprise the following net deferred tax (liabilities)/assets:

	Property, plant and equipment £ million	Intangible assets £ million	Post employment plans £ million	Tax losses £ million	Other temporary differences(i) £ million	Total £ million
At 30 June 2019	(349)	(1,795)	(38)	24	264	(1,894)
Exchange differences	—	12	1	(1)	(7)	5
Recognised in income statement – continuing operations	(10)	115	(5)	7	27	134
Reclassification	8	6	—	(3)	(11)	—
Recognised in other comprehensive loss and equity	—	(3)	(16)	34	(33)	(18)
Tax rate change – recognised in income statement	11	(52)	2	—	(6)	(45)
Tax rate change – recognised in other comprehensive loss and equity	—	—	(16)	—	—	(16)
Acquisition of subsidiaries	—	(19)	—	—	—	(19)
At 30 June 2020	(340)	(1,736)	(72)	61	234	(1,853)
Exchange differences	26	176	(7)	(5)	(17)	173
Recognised in income statement – continuing operations	(28)	(19)	2	—	29	(16)
Reclassification	—	7	—	—	(7)	—
Recognised in other comprehensive loss and equity	—	—	(6)	—	(2)	(8)
Tax rate change – recognised in income statement	(39)	(48)	(2)	1	10	(78)
Tax rate change – recognised in other comprehensive loss and equity	—	—	(44)	—	(4)	(48)
Acquisition of subsidiaries	—	(16)	—	—	1	(15)
At 30 June 2021	(381)	(1,636)	(129)	57	244	(1,845)
(i)    Deferred tax on other temporary differences includes fair value movement on cross-currency swaps, interest and finance costs, restructuring provisions, share-based payments and intra group sales of products.

After offsetting deferred tax assets and liabilities where appropriate within territories, the net deferred tax liability comprises:

	2021 £ million	2020 £ million
Deferred tax assets	100	119
Deferred tax liabilities	(1,945)	(1,972)
	(1,845)	(1,853)

The deferred tax assets of £100 million includes £48 million (2020 – £84 million) arising in jurisdictions with prior year taxable losses. The majority of the asset is in respect of Germany and Brazil. It is considered more likely than not that there will be sufficient future taxable profits to realise these deferred tax assets, the majority of which can be carried forward indefinitely.

(e) Unrecognised deferred tax assets
The table below shows the tax value of tax losses which has not been recognised due to uncertainty over their utilisation in future periods. The gross value of those losses is £708 million (2020 – £809 million).

	2021 £ million	2020 £ million
Capital losses – indefinite	105	76
Trading losses – indefinite	23	30
Trading and Capital losses – expiry dates up to 2030	50	70
	178	176

Additionally, deferred tax assets have not been recognised in relation to deductible temporary differences, as any benefit of this temporary difference would not be realised unless certain of the group's brands were sold, which is not currently expected.

Financial statements (continued)
(f) Unrecognised deferred tax liabilities
Relevant legislation largely exempts overseas dividends remitted from tax. A tax liability is more likely to arise in respect of withholding taxes levied by the overseas jurisdiction. Deferred tax is provided where there is an intention to distribute earnings, and a tax liability arises. It is impractical to estimate the amount of unrecognised deferred tax liabilities in respect of these unremitted earnings.
The aggregate amount of temporary differences in respect of investments in subsidiaries, branches, interests in associates and joint ventures for which deferred tax liabilities have not been recognised is approximately £16.4 billion (2020 – £14.7 billion).

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

Financial statements (continued)
(a) Acquisition of businesses
Fair value of net assets acquired and cash consideration paid in respect of the acquisition of subsidiaries in the three years ended 30 June 2021 were as follows:

	Net assets acquired and consideration
	Aviation Gin and Davos Brands £ million	Other £ million	2021 £ million	2020 £ million	2019 £ million
Brands and other intangibles	206	128	334	102	25
Property, plant and equipment	11	4	15	—	—
Inventories	7	5	12	2	—
Other working capital	—	(3)	(3)	(3)	(2)
Deferred tax	—	(15)	(15)	(19)	(5)
Borrowings	(6)	(2)	(8)	—	—
Cash	2	2	4	2	—
Fair value of assets and liabilities	220	119	339	84	18
Goodwill arising on acquisition	228	46	274	8	10
Step acquisitions	—	—	—	(23)	(7)
Consideration payable	448	165	613	69	21
Satisfied by:
Cash consideration paid	(263)	(95)	(358)	(27)	(6)
Contingent consideration payable	(185)	(68)	(253)	(42)	(15)
Deferred consideration payable	—	(2)	(2)	—	—
	(448)	(165)	(613)	(69)	(21)
Cash consideration paid in respect of the acquisition of business and purchase of shares of non-controlling interests in the three years ended 30 June 2021 were as follows:

	Consideration
	2021 £ million	2020 £ million	2019 £ million
Cash consideration paid for subsidiaries	(358)	(27)	(6)
Deferred consideration paid for subsidiaries	(1)	—	—
Cash consideration paid for Casamigos	(89)	(49)	(9)
Cash consideration paid in respect of other prior year acquisitions	(6)	(9)	(9)
Cash consideration paid for investments in associates	—	(6)	(15)
Capital injection in associates	(38)	(41)	(17)
Cash acquired	4	2	—
Net cash outflow on acquisition of businesses	(488)	(130)	(56)
Purchase of shares of non-controlling interests	(42)	(62)	(784)
Total net cash outflow	(530)	(192)	(840)
Acquisitions in the year
On 30 September 2020, Diageo completed the acquisition of Aviation Gin LLC (Aviation Gin) and Davos Brands LLC (Davos Brands) to support Diageo's participation in the super premium gin segment for a total consideration of $337 million (£263 million) upfront in cash and contingent consideration of up to $275 million (£214 million) linked to performance targets.
It is expected that the goodwill and brand will be deductible for tax purposes. The goodwill arising on the acquisition of Aviation Gin and Davos Brands represents expected revenue and cost synergies and acquired workforce. Aviation Gin and Davos Brands contributed $33 million (£26 million) to sales and $15 million (£11 million) loss to the period, out of which $9 million (£7 million) is related to acquisition transaction costs in the year ended 30 June 2021.
Diageo also completed a number of additional acquisitions in the year ended 30 June 2021, comprising: (i) on 26 February 2021, the acquisition of Chase Distillery Limited, to further support Diageo’s participation in the premium-plus gin segment in the United Kingdom; (ii) on 8 March 2021, the acquisition of Far West Spirits LLC, owner of the Lone River Ranch Water brand, to improve Diageo's participation in the ready to drink category in the United States; and (iii) on 14 April 2021, the acquisition of Sons of Liberty Spirits Company, to expand Diageo's spirits-based ready to drink portfolio with Loyal 9 Cocktails. The aggregate up-front cash consideration paid on completion of these three transactions in the year ended 30 June 2021 was £95 million. In addition, two of these transactions include provision for further contingent consideration of up to £86 million in aggregate, in each case linked to

Financial statements (continued)
performance targets, and one of the transactions provides for a further £2 million of deferred consideration, of which £1 million has been paid by 30 June 2021.

Prior year acquisitions
During the prior years Diageo completed a number of smaller acquisitions of brands, distribution rights and equity interests in various drinks businesses and made contingent consideration payments in respect of prior year acquisitions.

Purchase of shares of non-controlling interests
On 21 October 2020 and on 6 November 2020, EABL completed the acquisition of 13.3% and 16.7%, respectively of shares in Serengeti Breweries Limited for a total consideration of $55 million (£42 million) in cash and £16 million in the form of shareholder loans outstanding to EABL and Diageo Holdings Netherlands B.V. at the date of completion, increasing Diageo's effective economic interest from 40.2% to 47.0%. Both transactions are recognised within retained earnings.
On 29 July 2019, East African Breweries Limited completed the purchase of 4% of the share capital of Serengeti Breweries Limited for $3 million (£2 million). This increased Diageo’s effective economic interest from 39.2% to 40.2%.
In August 2019 and February 2020, in two separate purchases, Diageo acquired shares in United Spirits Limited (USL) for INR 5,495 million (£60 million), which increased Diageo’s percentage of shares owned in USL from 54.78% to 55.94% (excluding 2.38% owned by the USL Benefit Trust).
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

(b) Sale of businesses
In the year ended 30 June 2021, ZAR 209 million (£10 million) of deferred consideration was paid to Diageo in respect of the sale of United National Breweries. The disposal was completed on 1 April 2020 for an aggregate consideration of ZAR 600 million (£27 million) from which ZAR 378 million (£17 million) was deferred.
Certain United Spirits Limited subsidiaries were sold in the year ended 30 June 2021 for an aggregate consideration of £3 million, which has resulted in an exceptional gain of £3 million.
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
Additional estimates have been applied by management regarding the potential financial impact of the Covid-19 pandemic across markets. In this regard a combination of the following factors was considered in every impairment model:
–the future development of the virus, including the duration, scale and geographic extent of the closures;
–the expected scale and duration of the economic recovery;
–the size of the on-trade channel in the market;
–the life cycle phase of the brand and the maturity of the market.
Consideration of climate risk impact
The impact of climate risk on the future cash flows has also been considered for scenarios analysed in line with the climate change risk assessment. The climate change scenario analyses - conducted in line with TCFD recommendations - undertaken this year did not identify any material financial impact.

Financial statements (continued)

	Brands £ million	Goodwill £ million	Other intangibles £ million	Computer software £ million	Total £ million
Cost
At 30 June 2019	8,895	2,795	1,540	653	13,883
Exchange differences	(74)	(139)	44	—	(169)
Additions	102	8	3	52	165
Disposals	—	—	—	(7)	(7)
At 30 June 2020	8,923	2,664	1,587	698	13,872
Exchange differences	(799)	(311)	(174)	(30)	(1,314)
Additions	334	274	8	32	648
Disposals	—	—	—	(27)	(27)
At 30 June 2021	8,458	2,627	1,421	673	13,179
Amortisation and impairment
At 30 June 2019	621	113	78	514	1,326
Exchange differences	(17)	(16)	(1)	2	(32)
Amortisation for the year	—	—	1	62	63
Impairment	564	655	—	—	1,219
Disposals	—	—	—	(4)	(4)
At 30 June 2020	1,168	752	78	574	2,572
Exchange differences	(71)	(82)	(3)	(26)	(182)
Amortisation for the year	—	—	5	44	49
Disposals	—	—	—	(24)	(24)
At 30 June 2021	1,097	670	80	568	2,415
Carrying amount
At 30 June 2021	7,361	1,957	1,341	105	10,764
At 30 June 2020	7,755	1,912	1,509	124	11,300
At 30 June 2019	8,274	2,682	1,462	139	12,557

(a) Brands
At 30 June 2021, the principal acquired brands, all of which are regarded as having indefinite useful economic lives, are as follows:

	Principal markets	2021 £ million	2020 £ million
Crown Royal whisky	United States	1,053	1,190
McDowell's No.1 whisky, rum and brandy	India	944	1,050
Captain Morgan rum	Global	864	977
Johnnie Walker whisky	Global	625	625
Smirnoff vodka	Global	593	670
Casamigos tequila	United States	434	491
Shui Jing Fang Chinese white spirit	Greater China	253	260
Aviation American gin	United States	190	—
Don Julio tequila	United States	185	179
Bell's whisky	Europe	179	179
Signature whisky	India	177	197
Seagram's 7 Crown whiskey	United States	160	181
Black Dog whisky	India	150	167
Antiquity whisky	India	147	163
Windsor Premier whisky	Korea	145	154
Yenì Raki	Turkey	141	202
Zacapa rum	Global	138	156
Gordon's gin	Europe	119	119
Other brands		864	795
		7,361	7,755

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

(b) Goodwill
For the purposes of impairment testing, goodwill has been attributed to the following cash-generating units:

	2021 £ million	2020 £ million
North America	609	416
Europe and Turkey(i)
Turkey	143	205
Latin America and Caribbean – Mexico	126	123
Asia Pacific
Greater China	128	132
India	693	770
Other cash-generating units	258	266
	1,957	1,912
(i) From 1 July 2020, the former Europe cash-generating unit has been structured as five individual cash-generating units: Great Britain, Ireland, Northern Europe, Eastern Europe and Southern Europe, included in other cash-generating units.

Goodwill has arisen on the acquisition of businesses and includes synergies arising from cost savings, the opportunity to utilise Diageo’s distribution network to leverage marketing of the acquired products and the extension of the group’s portfolio of brands in new markets around the world.

(c) Other intangibles
Other intangibles principally comprise distribution rights. Diageo owns the global distribution rights for Ketel One vodka products in perpetuity, and the Directors believe that it is appropriate to treat these rights as having an indefinite life for accounting purposes. The carrying value at 30 June 2021 was £1,295 million (2020 – £1,464 million).

(d) Impairment testing
Impairment tests are performed annually, or more frequently if events or circumstances indicate that the carrying amount may not be recoverable. Recoverable amounts are calculated based on the value in use approach also considering fair value less costs of disposal. The value in use calculations are based on discounted forecast cash flows using the assumption that cash flows continue in perpetuity at the terminal growth rate of each country or region. The individual brands, other intangibles with indefinite useful lives and their associated tangible fixed assets are aggregated as separate cash-generating units. Separate tests are carried out for each cash-generating unit and for each of the markets. Goodwill is attributed to each of the markets.
The key assumptions used for the value in use calculations are as follows:

Cash flows
Cash flows are forecast for each cash-generating unit for the financial year, which is approved by management and reflect the following assumptions:
–Cash flows are projected based on the actual operating results and a three-year plan approved by the management. Cash flows are extrapolated up to five years using expected growth rates in line with management’s best estimates. Growth rates reflect expectations of sales growth, operating costs and margin, based on past experience and external sources of information. Where applicable, multiple cash flow scenarios were populated to predict the potential outcome, considering the increased risk of volatility with respect to the environment after the Covid-19 pandemic in the different markets. A simple average of these projections served as the estimation of the recoverable amount of the cash-generating units including the goodwill of USL, Indian brands and the Windsor Premier brand. Management has no information which would indicate that any of the scenarios are more likely than the others;
–The five-year forecast period is extended by up to an additional ten years at acquisition date for some intangible assets and goodwill when management believes that this period is justified by the maturity of the market and expects to achieve growth in excess of the terminal growth rate driven by Diageo’s sales, marketing and distribution expertise;
–Cash flows beyond the five-year period are projected using steady or progressively declining growth rates. The main exception is India and the USL brands, where the forecast period is extended by an additional three years of detailed forecasts;

Financial statements (continued)
–Cash flows for the subsequent years after the forecast period are extrapolated based on a terminal growth rate which does not exceed the long-term annual inflation rate of the country or region.

Discount rates
The discount rates used are the weighted average cost of capital which reflects the returns on government bonds and an equity risk premium adjusted for the drinks industry specific to the cash-generating units. Further risk premiums can be applied according to management’s assessment of the risks in respect of the cash flows for a particular asset or cash-generating unit. The group applies post-tax discount rates to post-tax cash flows as the valuation calculated using this method closely approximates to applying pre-tax discount rates to pre-tax cash flows.
For goodwill, these assumptions are based on the cash-generating unit or group of units to which the goodwill is attributed. For brands, they are based on a weighted average taking into account the country or countries where sales are made.
The pre-tax discount rates, terminal and long-term growth rates used for impairment testing are as follows:

	2021			2020
	Pre-tax discount rate %	Terminal growth rate %	Long-term growth rate %	Pre-tax discount rate %	Terminal growth rate %	Long-term growth rate %
North America – United States	7	2	4	8	2	4
Europe and Turkey
United Kingdom	6	2	4	5	2	4
Spain	5	2	4	8	2	3
Turkey	22	11	16	22	11	15
Russia	12	4	6	12	3	6
Africa
South Africa	13	—	6	18	—	7
Nigeria	19	10	14	21	11	14
Africa Emerging Markets	22	4	10	26	5	11
Latin America and Caribbean
Brazil	11	3	6	15	3	6
Mexico	17	3	6	16	3	5
Asia Pacific
Korea	10	(4)	—	10	(4)	—
India	12	4	11	12	4	12
Global Travel	7	2	5	8	2	5

In the year ended 30 June 2020, an impairment charge of £655 million in respect of the India cash-generating unit containing the India goodwill, £78 million in respect of the Old Tavern brand and £38 million in respect of the Bagpiper brand in India were recognised in exceptional operating items, based on their value in use. The brand impairment reduced the deferred tax liability by £25 million.
Further, in the year ended 30 June 2020, an impairment charge of £434 million in respect of the Windsor Premier brand was recognised in exceptional operating items, based on its value in use. The impairment reduced the deferred tax liability attributable to the brand by £105 million resulting in a net exceptional loss of £329 million.

Financial statements (continued)
(e) Sensitivity to change in key assumptions
Impairment testing for the year ended 30 June 2021 has identified the following cash-generating units as being sensitive to reasonably possible changes in assumptions.
The table below shows the headroom at 30 June 2021 and the impairment charge that would be required if the assumptions in the calculation of their value in use were changed:

	Carrying value of CGU £ million	Headroom £ million	1ppt increase in discount rate £ million	2ppt decrease in annual growth rate in forecast period 2022-2029 £ million	Category growth scenario £ million
India(i)	2,997	170	(116)	(114)	n/a
Antiquity brand(i)	148	—	(20)	(17)	n/a
USL Popular brands(i)	448	23	(28)	(35)	n/a
Windsor Premier brand(ii)	152	45	—	n/a	(13)
(i)    Reasonably possible changes in key assumptions that would result in an impairment of the India cash-generating unit, Antiquity and USL Popular brands would be a 1ppt increase in discount rate or a 2ppt decrease in the annual growth rate in the forecast period of 2022-2029.
(ii)    The Windsor Premier brand is disclosed as sensitive due to challenging market conditions. The only change in key assumptions considered reasonably possible that would result in an impairment of the brand would be a scenario where volume growth rates are forecasted assuming permanent damage of local whisky category with no recovery to F19 levels based on latest outlook of IWSR reports, and the fact that the majority of sales are on-trade.

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

Financial statements (continued)

	Land and buildings £ million	Plant and equipment £ million	Fixtures and fittings £ million	Returnable bottles and crates £ million	Under construction £ million	Total £ million
Cost
At 30 June 2019	1,712	4,515	125	566	494	7,412
Recognition of right-of-use asset on adoption of IFRS 16	173	63	—	—	—	236
Adjusted balance at 1 July 2019	1,885	4,578	125	566	494	7,648
Exchange differences	(10)	(22)	—	(1)	(9)	(42)
Additions	202	156	13	34	439	844
Disposals	(46)	(86)	(20)	(37)	(1)	(190)
Transfers	110	242	9	13	(374)	—
At 30 June 2020	2,141	4,868	127	575	549	8,260
Exchange differences	(137)	(322)	(10)	(55)	(34)	(558)
Acquisitions	9	2	—	—	4	15
Sale of businesses	(1)	(3)	—	—	—	(4)
Additions	95	149	9	27	367	647
Disposals	(24)	(126)	(7)	(21)	—	(178)
Transfers	77	146	2	2	(227)	—
At 30 June 2021	2,160	4,714	121	528	659	8,182
Depreciation
At 30 June 2019	511	1,965	91	390	—	2,957
Exchange differences	—	(5)	(1)	(2)	—	(8)
Depreciation charge for the year	106	260	15	36	—	417
Exceptional impairment	20	114	—	6	—	140
Disposals	(40)	(78)	(19)	(35)	—	(172)
At 30 June 2020	597	2,256	86	395	—	3,334
Exchange differences	(31)	(167)	(8)	(39)	—	(245)
Depreciation charge for the year	110	244	15	29	—	398
Sale of businesses	—	(2)	—	—	—	(2)
Disposals	(18)	(113)	(7)	(14)	—	(152)
At 30 June 2021	658	2,218	86	371	—	3,333
Carrying amount
At 30 June 2021	1,502	2,496	35	157	659	4,849
At 30 June 2020	1,544	2,612	41	180	549	4,926
At 30 June 2019	1,201	2,550	34	176	494	4,455

(a) The net book value of land and buildings comprises freeholds of £1,218 million (2020 – £1,218 million), long leaseholds of £3 million (2020 – £6 million) and short leaseholds of £281 million (2020 – £320 million). Depreciation was not charged on £180 million (2020 – £161 million) of land.
(b) Property, plant and equipment is net of a government grant of £133 million (2020 – £150 million) received in prior years in respect of the construction of a rum distillery in the US Virgin Islands.
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

Financial statements (continued)
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
For the year ended 30 June 2019, where the group had substantially all the risks and rewards of ownership of an asset subject to a lease, the lease was treated as a finance lease. Assets held under finance leases were recognised as assets of the group at their fair value at the inception of the lease. The corresponding liability to the lessor was included in other financial liabilities on the consolidated balance sheet. Lease payments were apportioned between interest expense and a reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Other leases were treated as operating leases, with payments and receipts taken to the income statement on a straight-line basis over the life of the lease.
(a) Movement in right-of-use assets
The company principally leases warehouses, office buildings, plant and machinery, cars and distribution vehicles in the ordinary course of business.

	Land and buildings £ million	Plant and equipment £ million	Under construction £ million	Total £ million
At 30 June 2019	2	228	—	230
IFRS16 Transition	173	63	—	236
Adjusted balance at 1 July 2019	175	291	—	466
Exchange differences	(3)	2	—	(1)
Additions	150	24	32	206
Disposals	(2)	—	—	(2)
Depreciation	(51)	(41)	—	(92)
At 30 June 2020	269	276	32	577
Exchange differences	(21)	(18)	—	(39)
Additions	33	23	—	56
Transfer	(1)	(63)	(3)	(67)
Acquisitions	8	—	—	8
Depreciation	(58)	(34)	—	(92)
At 30 June 2021	230	184	29	443
(b) Lease liabilities

	2021 £ million	2020 £ million
Current lease liabilities	(82)	(106)
Non-current lease liabilities	(281)	(364)
	(363)	(470)

The future cash outflows, which are not included in lease liabilities on the balance sheet, in respect of extension and termination options which are not reasonably expected to be exercised are estimated at £255 million.

(c) Amounts recognised in the consolidated income statement
In the year ended 30 June 2021 other operating expenses (within other external charges) included £28 million (2020 – £39 million) in respect of leases of low value assets and short term leases and £3 million (2020 – £11 million) in respect of variable lease payments. In the year ended 30 June 2019 other external charges included operating lease expenses in respect of plant and machinery of £19 million and other assets (mainly properties) of £101 million. Refer to note 5 for further information relating to the interest expenses on lease liabilities.
The total cash outflow for leases in the year ended 30 June 2021 was £179 million (2020 - £180 million).

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

	Loans £ million	Others £ million	Total £ million
Cost less allowances or fair value
At 30 June 2019	17	32	49
Exchange differences	1	1	2
Additions	3	—	3
Repayments and disposals	(1)	(2)	(3)
Fair value adjustment	—	2	2
Provision charged during the year	(14)	—	(14)
Capitalised interest	1	—	1
Transfer	—	1	1
At 30 June 2020	7	34	41
Exchange differences	—	(3)	(3)
Additions	5	—	5
Repayments and disposals	(1)	—	(1)
Transfer	(1)	(1)	(2)
At 30 June 2021	10	30	40

At 30 June 2021, loans comprise £3 million (2020 – £4 million; 2019 – £17 million) of loans to customers and other third parties, after allowances of £113 million (2020 – £127 million; 2019 – £111 million), and £7 million (2020 – £3 million; 2019 – £nil) of loans to associates.

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
The most recent funding valuations of the significant defined benefit plans were carried out as follows:

Principal plans	Date of valuation
United Kingdom(i)	1 April 2018
Ireland(ii)	31 December 2018
United States	1 January 2021
(i)    The triennial valuation of the Diageo Pension Scheme (the UK Scheme) as at 1 April 2021 is in progress and the results of this valuation are expected to be agreed by Diageo and the trustee later in calendar year 2021. The Diageo Pension Scheme (DPS) closed to new members in November 2005. Employees who have joined Diageo in the United Kingdom since the defined benefit scheme closed had been eligible to become members of the Diageo Lifestyle Plan (a cash balance defined benefit pension plan) until 1 January 2018. Since then, new employees have been eligible to become members of a Diageo administered defined contribution plan.
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

Financial statements (continued)
The amounts charged to the consolidated income statement for the group’s defined benefit post employment plans and the consolidated statement of comprehensive income for the three years ended 30 June 2021 are as follows:

	2021 £ million	2020 £ million	2019 £ million
Current service cost and administrative expenses	(105)	(109)	(110)
Past service gains – ordinary activities	—	50	56
Past service losses – exceptional	(5)	—	(21)
Gains on curtailments and settlements	18	12	4
Charge to operating profit	(92)	(47)	(71)
Net finance gain in respect of post employment plans	5	9	7
Charge before taxation(i)	(87)	(38)	(64)
Actual returns less amounts included in finance income	(6)	774	438
Experience gains	80	34	113
Changes in financial assumptions	125	(754)	(514)
Changes in demographic assumptions	(183)	(14)	(6)
Other comprehensive income	16	40	31
Changes in the surplus restriction	—	(2)	2
Total other comprehensive income	16	38	33
(1) In the year ended 30 June 2021, the exceptional past service loss of £5 million is in respect of the equalisation of Guaranteed Minimum Pension (GMP) benefits for men and women. (2019 - £21 million). The year ended 30 June 2020 includes a past service gain of £47 million in respect of the Irish Scheme following communications to the deferred members in respect of changing their expectations of a full pension prior to reaching the age of 65 and to pensioners in respect of future pension increases. The year ended 30 June 2019 includes credits of £54 million in respect of changes made to future pension increases for members of the UK Scheme and changes to the principal Irish Scheme.
(i)     The (charge)/income before taxation in respect of the following countries is:

	2021 £ million	2020 £ million	2019 £ million
United Kingdom	(46)	(23)	(3)
Ireland	4	34	(13)
United States	(28)	(30)	(30)
Other	(17)	(19)	(18)
	(87)	(38)	(64)

In addition to the charge in respect of defined benefit post employment plans, contributions to the group’s defined contribution plans were £25 million (2020 – £24 million; 2019 – £19 million).

Financial statements (continued)
The movement in the net surplus for the two years ended 30 June 2021 is set out below:

	Plan assets £ million	Plan liabilities £ million	Net surplus £ million
At 30 June 2019	9,713	(9,498)	215
Exchange differences	65	(73)	(8)
Charge before taxation	198	(236)	(38)
Other comprehensive income/(loss)(i)	774	(734)	40
Contributions by the group	156	—	156
Employee contributions	5	(5)	—
Benefits paid	(489)	489	—
At 30 June 2020	10,422	(10,057)	365
Exchange differences	(214)	245	31
Charge before taxation(ii)	149	(236)	(87)
Other comprehensive income/(loss)(i)	(6)	22	16
Contributions by the group	122	—	122
Settlements paid(iii)	(169)	169	—
Employee contributions	4	(4)	—
Benefits paid	(416)	416	—
At 30 June 2021	9,892	(9,445)	447
(i)    Excludes surplus restriction.
(ii) Includes net settlement gain of £14 million.
(iii) Includes £151 million in respect of a settlement in the US Cash Balance plan.

The plan assets and liabilities by type of post employment benefit and country is as follows:

	2021		2020
	Plan assets £ million	Plan liabilities £ million	Plan assets £ million	Plan liabilities £ million
Pensions
United Kingdom	7,341	(6,580)	7,696	(6,831)
Ireland	1,826	(1,926)	1,810	(2,031)
United States	470	(373)	660	(578)
Other	186	(225)	183	(240)
Post employment medical	2	(262)	2	(288)
Other post employment	67	(79)	71	(89)
	9,892	(9,445)	10,422	(10,057)

The balance sheet analysis of the post employment plans is as follows:

	2021		2020
	Non- current assets(i) £ million	Non- current liabilities £ million	Non- current assets(i) £ million	Non- current liabilities £ million
Funded plans	1,018	(279)	1,111	(434)
Unfunded plans	—	(295)	—	(315)
	1,018	(574)	1,111	(749)
(i)    Includes surplus restriction of £3 million (2020 – £3 million).

The disclosures have been prepared in accordance with IFRIC 14. In particular, where the calculation for a plan results in a surplus, the recognised asset is limited to the present value of any available future refunds from the plan or reductions in future contributions to the plan, and any additional liabilities are recognised as required. The DPS at 30 June 2021 had a net surplus of £840 million (2020 – £934 million; 2019 – £906 million). This surplus has been recognised, with no provision made against it, as it is expected to be recoverable through a combination of a reduction in future cash contributions or ultimately via a cash refund when the last member’s obligations have been met.

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

	United Kingdom			Ireland			United States(i)
	2021%	2020%	2019%	2021%	2020%	2019%	2021%	2020%	2019%
Rate of general increase in salaries(ii)	3.4	3.2	3.6	3.0	2.6	2.3	—	—	—
Rate of increase to pensions in payment	3.1	3.0	3.2	1.7	1.4	1.5	—	—	—
Rate of increase to deferred pensions	2.5	2.1	2.2	1.6	1.2	1.3	—	—	—
Discount rate for plan liabilities	1.9	1.5	2.3	1.0	1.2	1.2	2.7	2.6	3.4
Inflation – CPI	2.5	2.1	2.2	1.6	1.2	1.3	2.3	1.4	1.7
Inflation - RPI	3.0	2.8	3.2	—	—	—	—	—	—
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

For the principal UK and Irish pension funds, the table below illustrates the expected age at death of an average worker who retires currently at the age of 65, and one who is currently aged 45 and subsequently retires at the age of 65:

	United Kingdom(i)			Ireland(ii)			United States
	2021 Age	2020 Age	2019 Age	2021 Age	2020 Age	2019 Age	2021 Age	2020 Age	2019 Age
Retiring currently at age 65
Male	87.2	86.4	86.2	86.9	86.6	86.5	85.4	85.6	85.7
Female	88.7	88.7	88.5	89.3	89.3	89.2	87.1	87.3	87.7
Currently aged 45, retiring at age 65
Male	88.6	88.5	88.3	88.6	89.6	89.5	86.9	87.2	87.3
Female	90.8	90.8	90.6	91.1	92.3	92.2	88.5	88.9	89.3
(i)    Based on the CMI’s S3 mortality tables with scaling factors based on the experience of the plan and where people live, with suitable future improvements.
(ii)    Based on the ‘00’ series of mortality tables with scaling factors based on the experience of the plan and with suitable future improvements.

Financial statements (continued)
For the significant assumptions, the following sensitivity analyses estimate the potential impacts on the consolidated income statement for the year ended 30 June 2022 and on the plan liabilities at 30 June 2021:

	United Kingdom			Ireland			United States and other
Benefit/(cost)	Operating profit £ million	Profit after taxation £ million	Plan liabilities(i) £ million	Operating profit £ million	Profit after taxation £ million	Plan liabilities(i) £ million	Operating profit £ million	Profit after taxation £ million	Plan liabilities(i) £ million
Effect of 0.5% increase in discount rate	5	18	532	2	3	159	1	2	26
Effect of 0.5% decrease in discount rate	(5)	(15)	(611)	(2)	(3)	(183)	(1)	(2)	(29)
Effect of 0.5% increase in inflation	(4)	(11)	(466)	(1)	(2)	(109)	(1)	(1)	(12)
Effect of 0.5% decrease in inflation	5	10	351	1	2	131	1	1	12
Effect of one year increase in life expectancy	(1)	(5)	(279)	—	(1)	(87)	—	(1)	(19)

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

(c) Investment and hedging strategy
The investment strategy for the group’s funded post employment plans is determined locally by the trustees of the plan and/or Diageo, as appropriate, and takes account of the relevant statutory requirements. The objective of the investment strategy is to achieve a target rate of return in excess of the movement on the liabilities, whilst taking an acceptable level of investment risk relative to the liabilities. This objective is implemented by using the funds of the plans to invest in a variety of asset classes that are expected over the long-term to deliver a target rate of return. The majority of the investment strategies have significant amounts allocated to equities, with the intention that this will result in the ongoing cost to the group of the post employment plans being lower over the long-term, within acceptable boundaries of risk. Significant amounts are invested in bonds in order to provide a natural hedge against movements in the liabilities of the plans. At 30 June 2021, approximately 86% and 90% (2020 – 82% and 90%) of the UK Scheme’s liabilities measured on the Trustee's funding basis were hedged against future movements in gilt based interest rates and RPI inflation, respectively, through the combined effect of bonds and swaps. At 30 June 2021, approximately 62% and 76% (2020 – 48% and 70%) of the Irish Scheme’s liabilities measured on the Trustee's funding basis were hedged against future movements in euro government bond based interest rates and euro inflation, respectively, through the combined effect of bonds and swaps.
The discount rates used are based on the yields of high-quality fixed income investments. For the UK plans, which represent approximately 70% of total plan liabilities, the discount rate is determined by reference to the yield curves of AA-rated corporate bonds for which the timing and amount of cash outflows are similar to those of the plans. A similar process is used to determine the discount rates used for the non-UK plans.

Financial statements (continued)
An analysis of the fair value of the plan assets is as follows:

	2021				2020
	United Kingdom £ million	Ireland £ million	United States and other £ million	Total £ million	United Kingdom £ million	Ireland £ million	United States and other £ million	Total £ million
Equities
Quoted	—	308	158	466	1	315	255	571
Unquoted and private equity	604	—	18	622	501	1	21	523
Bonds
Fixed-interest government	147	81	51	279	114	124	50	288
Inflation-linked government	—	239	—	239	—	247	—	247
Investment grade corporate	512	355	391	1,258	507	306	467	1,280
Non-investment grade	151	117	12	280	137	77	17	231
Loan securities	1,789	279	—	2,068	1,697	328	—	2,025
Repurchase agreements	3,608	—	—	3,608	4,809	—	—	4,809
Liability driven investment (LDI)	212	66	—	278	222	64	—	286
Property - unquoted	685	72	1	758	620	85	1	706
Hedge funds	101	139	4	244	92	134	4	230
Interest rate and inflation swaps	(994)	108	—	(886)	(1,048)	66	—	(982)
Cash and other	526	62	90	678	44	63	101	208
Total bid value of assets	7,341	1,826	725	9,892	7,696	1,810	916	10,422
(1)    The asset classes include some cash holdings that are temporary. This cash is likely to be invested imminently and so has been included in the asset class where it is anticipated to be invested in the long-term.

Total cash contributions by the group to all post employment plans in the year ending 30 June 2022 are estimated to be approximately £120 million.

(d) Deficit funding arrangements
UK plans
In the year ended 30 June 2011 the group established a Pension Funding Partnership (PFP) in respect of the UK Scheme. Whisky inventory was transferred into the partnership but the group retains control over the partnership which at 30 June 2021 held inventory with a book value of £564 million (2020 – £586 million). The partnership is fully consolidated in the group financial statements. The UK Scheme has a limited interest in the partnership and, as a partner, is entitled to a distribution from the profits of the partnership. Following the finalisation of the trustee valuation at 1 April 2018 the PFP was amended and the contribution to the DPS in the year ended 30 June 2021 was nil (2020 – £11 million). The arrangement is expected to cease in 2030, and contributions to the UK scheme in any year will be dependent on the funding position of the UK scheme at the previous 31 March.
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

Irish plans
The group has agreed a deficit funding arrangement with the trustees of the Irish Scheme under which it contributes to the Irish Scheme €23 million (£20 million) per annum until the year ending 30 June 2028. The agreement also provides for additional cash contributions up to €106 million (£91 million) if the deficit is not reduced at each triennial valuation in line with agreed deficit targets up to 2027. As part of this funding plan, Diageo has also granted to the Irish Scheme a contingent asset comprising mortgages over certain land and buildings and fixed and floating charges over certain receivables of the group up to a value of €200 million (£171 million) or the amount of the deficit at each triennial valuation if less. The 31 December 2018 triennial actuarial valuation did not result in any additional funding requirement.

(e) Timing of benefit payments
The following table provides information on the timing of the benefit payments and the average duration of the defined benefit obligations and the distribution of the timing of benefit payments:

Financial statements (continued)

	United Kingdom		Ireland		United States
	2021 £ million	2020 £ million	2021 £ million	2020 £ million	2021 £ million	2020 £ million
Maturity analysis of benefits expected to be paid
Within one year	288	346	84	76	52	56
Between 1 to 5 years	1,112	1,202	338	364	145	202
Between 6 to 15 years	2,606	2,556	656	691	247	357
Between 16 to 25 years	2,314	2,083	588	627	145	196
Beyond 25 years	2,840	2,648	746	918	138	173
Total	9,160	8,835	2,412	2,676	727	984
	years	years	years	years	years	years
Average duration of the defined benefit obligation	18	18	18	18	11	11

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
(a) Inventories

	2021 £ million	2020 £ million
Raw materials and consumables	348	363
Work in progress	60	48
Maturing inventories	4,668	4,562
Finished goods and goods for resale	969	799
	6,045	5,772

Maturing inventories include whisk(e)y, rum, tequila and Chinese white spirits. The following amounts of inventories are expected to be utilised after more than one year:

	2021 £ million	2020 £ million
Raw materials and consumables	17	18
Maturing inventories	3,296	3,740
	3,313	3,758

Inventories are disclosed net of provisions for obsolescence, an analysis of which is as follows:

	2021 £ million	2020 £ million	2019 £ million
Balance at beginning of the year	98	63	71
Exchange differences	(8)	—	—
Income statement charge/(release)(i)	20	47	(3)
Utilised	(14)	(12)	(5)
	96	98	63

(i)     Income statement charge in the year ended 30 June 2021 includes a release of £4 million exceptional gain (2020 – exceptional charge of £23 million) due to Covid-19 pandemic.

Financial statements (continued)
(b) Trade and other receivables

	2021		2020
	Current assets £ million	Non-current assets £ million	Current assets £ million	Non-current assets £ million
Trade receivables	1,817	—	1,498	—
Interest receivable	35	—	29	—
VAT recoverable and other prepaid taxes	216	18	192	13
Other receivables	148	18	210	31
Prepayments	150	—	157	2
Accrued income	19	—	25	—
	2,385	36	2,111	46

At 30 June 2021, approximately 15%, 28% and 9% of the group’s trade receivables of £1,817 million are due from counterparties based in the United Kingdom, the United States and India, respectively. Accrued income primarily represents amounts receivable from customers in respect of performance obligations satisfied but not yet invoiced.
The aged analysis of trade receivables, net of expected credit loss allowance, is as follows:

	2021 £ million	2020 £ million
Not overdue	1,771	1,379
Overdue 1 – 30 days	15	5
Overdue 31 – 60 days	8	23
Overdue 61 – 90 days	6	39
Overdue 91 – 180 days	7	39
Overdue more than 180 days	10	13
	1,817	1,498

Trade and other receivables are disclosed net of expected credit loss allowance for doubtful debts, an analysis of which is as follows:

	2021 £ million	2020 £ million	2019 £ million
Balance at beginning of the year	160	113	97
Exchange differences	(13)	(3)	3
Income statement (income)/charge	(15)	55	23
Written off	(20)	(5)	(10)
	112	160	113

Management has considered the elevated credit risk on trade and other receivables. At 30 June 2020, this resulted in a charge of £55 million for impairment provisions recognised in the income statement out of which £29 million expected credit loss allowance was due to the global financial uncertainty arising from the Covid-19 pandemic.

Financial statements (continued)
(c) Trade and other payables

	2021		2020
	Current liabilities £ million	Non-current liabilities £ million	Current liabilities £ million	Non-current liabilities £ million
Trade payables	2,014	—	1,333	—
Interest payable	124	—	152	—
Tax and social security excluding income tax	656	—	698	—
Other payables	606	338	420	175
Accruals	1,152	—	971	—
Deferred income	72	—	79	—
Dividend payable to non-controlling interests	24	—	30	—
	4,648	338	3,683	175

Interest payable at 30 June 2021 includes interest on non-derivative financial instruments of £122 million (2020 – £148 million). Accruals at 30 June 2021 include £455 million (2020 – £359 million) accrued discounts attributed to sales recognised. Deferred income represents amounts paid by customers in respect of performance obligations not yet satisfied. The amount of contract liabilities recognised as revenue in the current year is £79 million (2020 – £56 million). Non-current liabilities include net present value of contingent consideration in respect of prior acquisitions for £320 million (2020 – £156 million). For further information on contingent consideration please refer to note 15g.

Together with the group’s partner banks supply chain financing (SCF) facilities are provided to our suppliers in certain countries. These arrangements enable suppliers to receive funding earlier than the invoice due date at their discretion and at their own cost. The group settles trade payables in accordance with agreed payment terms with the supplier. At 30 June 2021, the amount that has been subject to SCF and accounted for as trade payables was £465 million (2020 – £309 million).

(d) Provisions

	Thalidomide £ million	Other £ million	Total £ million
At 30 June 2020	199	277	476
Exchange differences	(1)	(30)	(31)
Provisions charged during the year	—	80	80
Provisions utilised during the year	(15)	(105)	(120)
Unwinding of discounts	7	—	7
At 30 June 2021	190	222	412
Current liabilities	15	123	138
Non-current liabilities	175	99	274
	190	222	412

(a) Provisions have been established in respect of the discounted value of the group’s commitment to the UK and Australian Thalidomide Trusts. These provisions will be utilised over the period of the commitments up to 2037.
(b) The largest items in other provisions at 30 June 2021 are £45 million (2020 - £47 million) in respect of employee deferred compensation plans which will be utilised when employees leave the group and £33 million (2020 - £81 million) in respect of 'Raising the Bar' programme launched in June 2020, a two-year global programme to support pubs and bars to welcome customers back and recover following the Covid-19 pandemic.

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

Financial statements (continued)
The group’s funding, liquidity and exposure to foreign currency and interest rate risks are managed by the group’s treasury department. The treasury department uses a range of financial instruments to manage these underlying risks.
Treasury operations are conducted within a framework of Board-approved policies and guidelines, which are recommended and monitored by the finance committee, chaired by the Chief Financial Officer. The policies and guidelines include benchmark exposure and/or hedge cover levels for key areas of treasury risk which are periodically reviewed by the Board following, for example, significant business, strategic or accounting changes. The framework provides for limited defined levels of flexibility in execution to allow for the optimal application of the Board-approved strategies. Transactions arising from the application of this flexibility are carried at fair value, gains or losses are taken to the income statement as they arise and are separately monitored on a daily basis using Value at Risk analysis. In the years ended 30 June 2021 and 30 June 2020 gains and losses on these transactions were not material. The group does not use derivatives for speculative purposes. All transactions in derivative financial instruments are initially undertaken to manage the risks arising from underlying business activities.
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

(a) Currency risk
The group presents its consolidated financial statements in sterling and conducts business in many currencies. As a result, it is subject to foreign currency risk due to exchange rate movements, which will affect the group’s transactions and the translation of the results and underlying net assets of its operations. To manage the currency risk the group uses certain financial instruments. Where hedge accounting is applied, hedges are documented and tested for effectiveness on an ongoing basis. The impact of the Covid-19 pandemic on the group's cash flow hedges has been considered to determine if the hedged forecast cash flows remain ‘highly probable’, in relation to forecasted sales transactions on the net US dollar exposure of the group and other hedged currency pairs. In making this assessment, the potential financial impact of the Covid-19 pandemic has been modelled in the group's cash flow projections and stress tested. For the year ended 30 June 2021, no material ineffectiveness was recognized based on the group’s assessment, however if there was a reduction in foreign currency forecast transactions, any potential ineffectiveness would be recognized in the consolidated income statement.

Hedge of net investment in foreign operations
The group hedges a certain portion of its exposure to fluctuations in the sterling value of its foreign operations by designating borrowings held in foreign currencies and using foreign currency spots, forwards, swaps and other financial derivatives. For the year ended 30 June 2021 the group’s guidance was to maintain total net investment Value at Risk to total Net Asset value below 20%, where Value at Risk is defined as the maximum amount of loss over a one-year period with a 95% probability confidence level.
At 30 June 2021 foreign currency borrowings designated in net investment hedge relationships amounted to £7,780 million (2020 £9,127 million), including financial derivatives.

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

Financial statements (continued)
(b) Interest rate risk
The group has an exposure to interest rate risk, arising principally on changes in US dollar, euro and sterling interest rates. To manage interest rate risk, the group manages its proportion of fixed to floating rate borrowings within limits approved by the Board, primarily through issuing fixed and floating rate borrowings and commercial paper, and by utilising interest rate swaps. These practices aim to minimise the group’s net finance charges with acceptable year-on-year volatility. To facilitate operational efficiency and effective hedge accounting, for the year ended 30 June 2021 the group’s policy was to maintain fixed rate borrowings within a band of 40% to 60% of forecast net borrowings. In July 2020 the Board approved to temporarily amend the approved 40% - 60% fixed debt band to 40% - 80% and subsequently in December 2020 the Board approved to temporarily increase the band range to 40% - 90% for a period of 3 years until 31 December 2023. For these calculations, net borrowings exclude interest rate related fair value adjustments. The majority of the group’s existing interest rate derivatives are designated as hedges and are expected to be effective. Fair value of these derivatives is recognised in the income statement, along with any changes in the relevant fair value of the underlying hedged asset or liability. The group's net borrowings interest rate profile as at 30 June 2021 and 2020 is as follows:

	2021		2020
	£ million	%	£ million	%
Fixed rate	9,278	77	9,213	70
Floating rate(i)	2,521	21	3,746	28
Impact of financial derivatives and fair value adjustments	(53)	(1)	(183)	(1)
Lease liabilities	363	3	470	3
Net borrowings	12,109	100	13,246	100
(i)    The floating rate portion of net borrowings includes cash and cash equivalents, collaterals, floating rate loans and bonds and bank overdrafts.

The table below sets out the average monthly net borrowings and effective interest rate:

Average monthly net borrowings			Effective interest rate
2021 £ million	2020 £ million	2019 £ million	2021%	2020%	2019%
12,702	12,708	10,393	2.7	2.6	2.4
(1)     For this calculation, net interest charge excludes fair value adjustments to derivative financial instruments and borrowings and average monthly net borrowings includes the impact of interest rate swaps that are no longer in a hedge relationship but excludes the market value adjustment for cross currency interest rate swaps.

IBOR reform
In accordance with the UK Financial Conduct Authority’s announcement on 5 March 2021, LIBOR benchmark rates will be discontinued after 31 December 2021 except majority of the US dollar settings which will be discontinued after 30 June 2023. There will be amendments to the contractual terms of IBOR-referenced interest rates and the corresponding update of the hedge designations. The changed reference rate may also affect other systems, processes, risks and fair valuation of financial instruments, however the group do not expect material tax and accounting implications.
Included in the floating rate net borrowings are interest rate swaps designated in fair value hedges, with a notional amount of £2,338 million (2020: £3,156 million) whose interest rates are based on USD LIBOR.

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

(d) Market risk sensitivity analysis
The group uses a sensitivity analysis that estimates the impacts on the consolidated income statement and other comprehensive income of either an instantaneous increase or decrease of 0.5% in market interest rates or a 10% strengthening or weakening in sterling against all other currencies, from the rates applicable at 30 June 2021 and 30 June 2020, for each class of financial instruments with all other variables remaining constant. The sensitivity analysis excludes the impact of market risks on the net post employment benefit liabilities and assets, and corporate tax payable. This analysis is for illustrative purposes only, as in practice interest and foreign exchange rates rarely change in isolation.
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

Financial statements (continued)
global financial markets which may cause fluctuations in interest and exchange rates to vary from the hypothetical amounts disclosed in the table below.

	Impact on income statement gain/(loss)		Impact on consolidated comprehensive income gain/(loss)(i) (ii)
	2021	2020	2021	2020
	£ million	£ million	£ million	£ million
0.5% decrease in interest rates	13	19	23	45
0.5% increase in interest rates	(13)	(19)	(22)	(43)
10% weakening of sterling	(32)	(26)	(1,008)	(1,384)
10% strengthening of sterling	27	22	825	1,132
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
The carrying amount of financial assets of £5,360 million (2020 – £5,989 million) represents the group’s exposure to credit risk at the balance sheet date as disclosed in section (i), excluding the impact of any collateral held or other credit enhancements. A financial asset is in default when the counterparty fails to pay its contractual obligations. Financial assets are written off when there is no reasonable expectation of recovery.
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
When derivative transactions are undertaken with bank counterparties, the group may, where appropriate, enter into certain agreements with such bank counterparties whereby the parties agree to post cash collateral for the benefit of the other if the net valuations of the derivatives are above a predetermined threshold. At 30 June 2021, the collateral held under these agreements amounted to $136 million (£98 million) (2020 – $221 million (£180 million)).

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

Financial statements (continued)
Contractual cash flows

	Due within 1 year £ million	Due between 1 and 3 years £ million	Due between 3 and 5 years £ million	Due after 5 years £ million	Total £ million	Carrying amount at balance sheet date £ million
2021
Borrowings(i)	(1,859)	(2,590)	(2,788)	(7,498)	(14,735)	(14,727)
Interest on borrowings(i)(iii)	(390)	(552)	(467)	(1,375)	(2,784)	(122)
Lease capital repayments	(82)	(92)	(45)	(144)	(363)	(363)
Lease future interest payments	(9)	(12)	(8)	(25)	(54)	—
Trade and other financial liabilities(ii)	(3,800)	(71)	(108)	(191)	(4,170)	(4,125)
Non-derivative financial liabilities	(6,140)	(3,317)	(3,416)	(9,233)	(22,106)	(19,337)
Cross currency swaps (gross)
Receivable	57	780	79	1,294	2,210	—
Payable	(41)	(811)	(56)	(986)	(1,894)	—
Other derivative instruments (net)	143	54	—	(23)	174	—
Derivative instruments(iii)	159	23	23	285	490	312
2020
Borrowings(i)	(1,994)	(2,980)	(3,080)	(8,615)	(16,669)	(16,785)
Interest on borrowings(i)(iii)	(466)	(669)	(541)	(1,741)	(3,417)	(148)
Lease capital repayments	(106)	(135)	(71)	(158)	(470)	(470)
Lease future interest payments	(9)	(13)	(9)	(31)	(62)	—
Trade and other financial liabilities(ii)	(2,833)	(127)	(48)	(35)	(3,043)	(3,006)
Non-derivative financial liabilities	(5,408)	(3,924)	(3,749)	(10,580)	(23,661)	(20,409)
Cross currency swaps (gross)
Receivable	65	902	89	1,506	2,562	—
Payable	(41)	(824)	(56)	(1,014)	(1,935)	—
Other derivative instruments (net)	21	89	45	19	174	—
Derivative instruments(iii)	45	167	78	511	801	610
(i)    For the purpose of these tables above, borrowings are defined as gross borrowings excluding lease liabilities and fair value of derivative instruments as disclosed in note 16.
(ii)    Primarily consists of trade and other payables that meet the definition of financial liabilities under IAS 32.
(iii)    Carrying amount of interest on borrowings, interest on derivatives and interest on other payable is included within interest payable in note 14.
The group had available undrawn committed bank facilities as follows:

	2021 £ million	2020 £ million
Expiring within one year	540	2,439
Expiring between one and two years	691	610
Expiring after two years	1,287	2,236
	2,518	5,285

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
Any non-compliance with covenants underlying Diageo’s financing arrangements could, if not waived, constitute an event of default with respect to any such arrangements, and any non-compliance with covenants may, in particular circumstances, lead to an acceleration of maturity on certain borrowings and the inability to access committed facilities. Diageo was in full compliance with its financial, pari passu ranking and negative pledge covenants in respect of its material short- and long-term borrowings throughout each of the years presented.

Financial statements (continued)
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
Other financial liabilities include a put option, which does not have an expiry date, held by Industrias Licoreras de Guatemala (ILG) to sell the remaining 50% equity stake in Rum Creations & Products Inc, the owner of the Zacapa rum brand, to Diageo. The liability is fair valued and as at 30 June 2021 an amount of £149 million (30 June 2020 - £167 million) is recognised as a liability with changes in the fair value of the put option included in retained earnings. As the valuation of this option uses assumptions not observable in the market, it is categorised as level 3 in the hierarchy. As at 30 June 2021, because it is unknown when or if ILG will exercise the option, the liability is measured as if the exercise date is on the last day of the next financial year considering forecast future performance. The option is sensitive to reasonably possible changes in assumptions. If the option were to be exercised as at 30 June 2023, the fair value of the liability would increase by approximately £4 million.
Included in other financial liabilities, the contingent consideration on acquisition of businesses represents the present value of payments up to £474 million linked to certain performance targets which are expected to be paid over the next 10 years.
There were no significant changes in the measurement and valuation techniques, or significant transfers between the levels of the financial assets and liabilities in the year ended 30 June 2021.
The group’s financial assets and liabilities measured at fair value are categorised as follows:

	2021 £ million	2020 £ million
Derivative assets	443	758
Derivative liabilities	(129)	(145)
Valuation techniques based on observable market input (Level 2)	314	613
Financial assets - other	138	116
Financial liabilities - other	(578)	(416)
Valuation techniques based on unobservable market input (Level 3)	(440)	(300)
In the years ended 30 June 2021 and 30 June 2020, the increase in financial assets - other of £22 million (2020 - £30 million) is principally due to acquisitions.
The movements in level 3 instruments, measured on a recurring basis, are as follows:

	Zacapa financial liability	Contingent consideration recognised on acquisition of businesses(i)	Zacapa financial liability	Contingent consideration recognised on acquisition of businesses
	2021	2021	2020	2020
	£ million	£ million	£ million	£ million
At the beginning of the year	(167)	(249)	(174)	(227)
Net losses included in the income statement	(7)	(47)	(6)	(24)
Net gains/(losses) included in exchange in other comprehensive income	21	31	(5)	(5)
Net (losses)/gains included in retained earnings	(2)	—	9	—
Acquisitions	—	(253)	—	(42)
Settlement of liabilities	6	89	9	49
At the end of the year	(149)	(429)	(167)	(249)
(i)    Included in the balance at 30 June 2021 is £80 million in respect of the acquisition of Casamigos (30 June 2020 - £173 million), and £177 million in respect of the acquisition of Aviation Gin and Davos Brands.

(h) Results of hedge relationships
The group targets a one-to-one hedge ratio. Strengths of the economic relationship between the hedged item and the hedging instrument is analysed on an ongoing basis. Ineffectiveness can arise from subsequent change in the forecast transactions as a result of altered timing, cash flows or value except when the critical terms of the hedging instrument and hedged item are closely aligned. The change in the credit risk of the hedging instruments or the hedged items is not expected to be the primary factor in the economic relationship.

Financial statements (continued)
The notional amounts, contractual maturities and rates of the hedging instruments designated in hedging relationships as of 30 June 2021 by the main risk categories are as follows:

	Notional amounts £ million	Maturity	Range of hedged rates(i)
2021
Net investment hedges
Derivatives in net investment hedges of foreign operations	11	July 2021	Turkish lira 11.86 - 12.22
Cash flow hedges
Derivatives in cash flow hedge (foreign currency debt)	1,475	April 2023 - April 2043	US dollar 1.22 - 1.88
Derivatives in cash flow hedge (foreign currency exchange risk)	1,303	September 2021 - December 2022	US dollar 1.19 - 1.42, euro 1.07 - 1.16
Derivatives in cash flow hedge (commodity price risk)	93	July 2021 - May 2023	Corn: 3.63 - 5.17 USD/Bu LME Aluminium: 1,631 - 2,421 USD/Mt
Fair value hedges
Derivatives in fair value hedge (interest rate risk)	4,646	October 2021 - April 2030	(0.01) - 3.09%
2020
Cash flow hedges
Derivatives in cash flow hedge (foreign currency debt)	1,667	April 2023 - April 2043	US dollar 1.22 - 1.88
Derivatives in cash flow hedge (foreign currency exchange risk)	1,428	September 2020 - March 2022	US dollar 1.19 - 1.36, euro 1.06 - 1.18
Derivatives in cash flow hedge (commodity price risk)	133	July 2020 - February 2023	Corn: 3.45 - 4.04 USD/Bu Fuel Oil: 1.11 - 1.87 USD/gal
Fair value hedges
Derivatives in fair value hedge (interest rate risk)	6,092	July 2020 - April 2030	(0.01) - 4.83%
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
In respect of cash flow hedging instruments, a loss of £157 million (2020 – £173 million gain; 2019 – £79 million gain) has been recognised in other comprehensive income due to changes in fair value. A loss of £10 million has been transferred out of other comprehensive income to other operating expenses and a loss of £175 million to other finance charges, respectively, (2020 – a loss of £42 million and a gain of £75 million; 2019 – a loss of £45 million and a gain of £82 million) to offset the foreign exchange impact on the underlying transactions. A gain of £2 million (2020 – £8 million loss, 2019 – £nil) has been transferred out of other comprehensive income to operating profit in relation to commodity hedges. The carrying amount of hedged items recognised in the statement of financial position in relation to hedges of cash flow risk arising from foreign currency debts equals the notional value of the hedging instruments at 30 June 2021 and are included within borrowings. The notional amount for cash flow hedges of foreign currency debt at 30 June 2021 was £1,475 million (2020 – £1,667 million).
For cash flow hedges of forecast transactions at 30 June 2021, based on year end interest and exchange rates, there is expected to be a gain to the income statement of £66 million in the year ending 30 June 2022 and a loss of £48 million in the year ending 30 June 2023.
For hedges, that are no longer applicable at 30 June 2021, a loss of £20 million (2020 – a loss of £20 million) in respect of hedges of foreign currency borrowings is reported in reserves. There was no significant ineffectiveness on net investment and cash flow hedges during the year ended 30 June 2021.
The £4,646 million (2020 –  £6,092 million) notional value of hedged items in fair value hedges equals to the notional value of hedging instruments designated in these relationships at 30 June 2021 and the carrying amount of hedged items are included within borrowings in the statement of financial position.
For fair value hedges, that are no longer applicable, the accumulated fair value changes shown on the statement of financial position at 30 June 2021 was £5 million (2020 – £13 million).

Financial statements (continued)
The following table sets out information regarding the effectiveness of hedging relationships designated by the group, as well as the impacts on profit or loss and other comprehensive income:

	At the beginning of the year £ million	Income statement £ million	Consolidated statement of comprehensive income £ million	Other £ million	At the end of the year £ million
2021
Net investment hedges
Derivatives in net investment hedges of foreign operations	—	—	3	(3)	—
Cash flow hedges
Derivatives in cash flow hedge (foreign currency debt)	469	(175)	(123)	(17)	154
Derivatives in cash flow hedge (foreign currency exchange risk)	(58)	(26)	111	26	53
Derivatives in cash flow hedge (commodity price risk)	(9)	2	39	(16)	16
Fair value hedges
Derivatives in fair value hedge (interest rate risk)	189	(126)	—	—	63
Fair value hedge hedged item	(189)	124	—	—	(65)
Instruments in fair value hedge relationship	—	(2)	—	—	(2)
2020
Net investment hedges
Derivatives in net investment hedges of foreign operations	(1)	—	(1)	2	—
Cash flow hedges
Derivatives in cash flow hedge (foreign currency debt)	271	75	146	(23)	469
Derivatives in cash flow hedge (foreign currency exchange risk)	(57)	(47)	(1)	47	(58)
Derivatives in cash flow hedge (commodity price risk)	(9)	(8)	(3)	11	(9)
Fair value hedges
Derivatives in fair value hedge (interest rate risk)	104	85	—	—	189
Fair value hedge hedged item	(103)	(86)	—	—	(189)
Instruments in fair value hedge relationship	1	(1)	—	—	—

Financial statements (continued)
(i) Reconciliation of financial instruments
The table below sets out the group’s accounting classification of each class of financial assets and liabilities:

	Fair value through income statement £ million	Fair value through other comprehensive income £ million	Assets and liabilities at amortised cost £ million	Not categorised as a financial instrument £ million	Total £ million	Current £ million	Non-current £ million
2021
Other investments and loans(i)	121	17	8	2	148	—	148
Trade and other receivables	—	—	2,017	404	2,421	2,385	36
Cash and cash equivalents	—	—	2,749	—	2,749	2,749	—
Derivatives in fair value hedge (interest rate risk)	106	—	—	—	106	4	102
Derivatives in cash flow hedge (foreign currency debt)	205	—	—	—	205	—	205
Derivatives in cash flow hedge (foreign currency exchange risk)	61	—	—	—	61	57	4
Derivatives in cash flow hedge (commodity price risk)	16	—	—	—	16	14	2
Other instruments	55	—	—	—	55	46	9
Leases	—	—	5	—	5	—	5
Total other financial assets	443	—	5	—	448	121	327
Total financial assets	564	17	4,779	406	5,766	5,255	511
Borrowings(ii)	—	—	(14,727)	—	(14,727)	(1,862)	(12,865)
Trade and other payables	(429)	—	(3,580)	(977)	(4,986)	(4,648)	(338)
Derivatives in fair value hedge (interest rate risk)	(43)	—	—	—	(43)	—	(43)
Derivatives in cash flow hedge (foreign currency debt)	(51)	—	—	—	(51)	—	(51)
Derivatives in cash flow hedge (foreign currency exchange risk)	(8)	—	—	—	(8)	(5)	(3)
Other instruments	(176)	—	(91)	—	(267)	(261)	(6)
Leases	—	—	(363)	—	(363)	(82)	(281)
Total other financial liabilities	(278)	—	(454)	—	(732)	(348)	(384)
Total financial liabilities	(707)	—	(18,761)	(977)	(20,445)	(6,858)	(13,587)
Total net financial (liabilities)/assets	(143)	17	(13,982)	(571)	(14,679)	(1,603)	(13,076)
2020
Other investments and loans(i)	96	20	5	2	123	—	123
Trade and other receivables	—	—	1,784	373	2,157	2,111	46
Cash and cash equivalents	—	—	3,323	—	3,323	3,323	—
Derivatives in fair value hedge (interest rate risk)	189	—	—	—	189	—	189
Derivatives in cash flow hedge (foreign currency debt)	469	—	—	—	469	—	469
Derivatives in cash flow hedge (foreign currency exchange risk)	8	—	—	—	8	1	7
Derivatives in cash flow hedge (commodity price risk)	1	—	—	—	1	1	—
Other instruments	91	—	—	—	91	73	18
Leases	—	—	3	—	3	—	3
Total other financial assets	758	—	3	—	761	75	686
Total financial assets	854	20	5,115	375	6,364	5,509	855
Borrowings(ii)	—	—	(16,785)	—	(16,785)	(1,995)	(14,790)
Trade and other payables	(249)	—	(2,742)	(867)	(3,858)	(3,683)	(175)
Derivatives in cash flow hedge (foreign currency exchange risk)	(66)	—	—	—	(66)	(52)	(14)
Derivatives in cash flow hedge (commodity price risk)	(10)	—	—	—	(10)	(9)	(1)
Other instruments	(236)	—	—	—	(236)	(222)	(14)
Leases	—	—	(470)	—	(470)	(106)	(364)
Total other financial liabilities	(312)	—	(470)	—	(782)	(389)	(393)
Total financial liabilities	(561)	—	(19,997)	(867)	(21,425)	(6,067)	(15,358)
Total net financial assets/(liabilities)	293	20	(14,882)	(492)	(15,061)	(558)	(14,503)
(i)    Other investments and loans are including those in respect of associates.
(ii)    Borrowings are defined as gross borrowings excluding lease liabilities and the fair value of derivative instruments.

At 30 June 2021 and 30 June 2020, the carrying values of cash and cash equivalents, other financial assets and liabilities approximate to fair values. At 30 June 2021 the fair value of borrowings, based on unadjusted quoted market data, was £15,895 million (2020 – £18,175 million).

(j) Capital management
The group’s management is committed to enhancing shareholder value in the long-term, both by investing in the business and brands so as to deliver continued improvement in the return from those investments and by managing the capital structure. Diageo manages its capital structure to achieve capital efficiency, provide flexibility to invest through the economic cycle and give efficient access to

Financial statements (continued)
debt markets at attractive cost levels. This is achieved by targeting an adjusted net borrowings (net borrowings aggregated with post employment benefit liabilities) to adjusted EBITDA leverage of 2.5 - 3.0 times, this range for Diageo being currently broadly consistent with an A band credit rating. Diageo would consider operating outside of this range in order to effect strategic initiatives within its stated goals, which could have an impact on its rating. If Diageo’s leverage was to be negatively impacted by the financing of an acquisition, it would seek over time to return to the range of 2.5 - 3.0 times. The group regularly assesses its debt and equity capital levels against its stated policy for capital structure. As at 30 June 2021 the adjusted net borrowings (£12,683 million) to adjusted EBITDA ratio was 2.8 times. For this calculation net borrowings are adjusted by post employment benefit liabilities before tax (£574 million) whilst adjusted EBITDA (£4,527 million) comprises operating profit excluding exceptional operating items and depreciation, amortisation and impairment and includes share of after tax results of associates and joint ventures.

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

Financial statements (continued)

	2021 £ million	2020 £ million
Bank overdrafts	112	170
Bank and other loans	160	367
Credit support obligations	98	180
€ 775 million 0% bonds due 2020	—	711
US$ 696 million 4.828% bonds due 2020	—	566
€ 900 million 0.25% bonds due 2021	769	—
US$ 1,000 million 2.875% bonds due 2022(i)	719	—
Fair value adjustment to borrowings	4	1
Borrowings due within one year	1,862	1,995
€ 900 million 0.25% bonds due 2021	—	825
US$ 1,000 million 2.875% bonds due 2022(i)	—	812
US$ 300 million 8% bonds due 2022(i)	215	243
US$ 1,350 million 2.625% bonds due 2023	970	1,096
€ 600 million 0.125% bonds due 2023	511	548
US$ 500 million 3.5% bonds due 2023	360	405
US$ 600 million 2.125% bonds due 2024	431	487
€ 500 million 1.75% bonds due 2024	426	456
€ 500 million 0.5% bonds due 2024	425	456
US$ 750 million 1.375% bonds due 2025	537	606
€ 600 million 1% bonds due 2025	510	546
€ 850 million 2.375% bonds due 2026	723	776
£ 500 million 1.75% bonds due 2026	497	496
€ 750 million 1.875% bonds due 2027	637	683
€ 500 million 1.5% bonds due 2027	426	457
€ 700 million 0.125% bonds due 2028	594	—
US$ 500 million 3.875% bonds due 2028	358	404
US$ 1,000 million 2.375% bonds due 2029	711	804
£ 300 million 2.875% bonds due 2029	298	298
US$ 1,000 million 2% bonds due 2030	714	807
€ 1,000 million 2.5% bonds due 2032	850	911
US$ 750 million 2.125% bonds due 2032	534	603
£ 400 million 1.25% bonds due 2033	395	—
US$ 400 million 7.45% bonds due 2035(i)	288	325
US$ 600 million 5.875% bonds due 2036	427	483
US$ 500 million 4.25% bonds due 2042(i)	356	402
US$ 500 million 3.875% bonds due 2043	353	400
Bank and other loans	253	260
Fair value adjustment to borrowings	66	201
Borrowings due after one year	12,865	14,790
Total borrowings before derivative financial instruments	14,727	16,785
Fair value of cross currency interest rate swaps	(154)	(469)
Fair value of foreign exchange swaps and forwards	(15)	(28)
Fair value of interest rate hedging instruments	(63)	(189)
Lease liabilities	363	470
Gross borrowings	14,858	16,569
Less: Cash and cash equivalents	(2,749)	(3,323)
Net borrowings	12,109	13,246
(i)    SEC-registered debt issued on an unsecured basis by Diageo Investment Corporation, a 100% owned finance subsidiary of Diageo plc.

(1)     The interest rates shown are those contracted on the underlying borrowings before taking into account any interest rate hedges (see note 15).
(2)     Bonds are stated net of unamortised finance costs of £78 million (2020 – £86 million; 2019 – £63 million).
(3)     Bonds are reported above at amortised cost with a fair value adjustment shown separately.
(4)     All bonds, medium-term notes and commercial paper issued on an unsecured basis by the group’s 100% owned subsidiaries are fully and unconditionally guaranteed on an unsecured basis by Diageo plc.

Financial statements (continued)
Gross borrowings before derivative financial instruments are expected to mature as follows:

	2021 £ million	2020 £ million
Within one year	1,862	1,995
Between one and three years	2,623	3,013
Between three and five years	2,788	3,134
Beyond five years	7,454	8,643
	14,727	16,785

During the year the following bonds were issued and repaid:

	2021 £ million	2020 £ million	2019 £ million
Issued
€ denominated	636	1,594	2,270
£ denominated	395	298	496
US$ denominated	—	3,296	—
Repaid
€ denominated	(696)	—	(1,168)
US$ denominated	(551)	(820)	—
	(216)	4,368	1,598

(a) Reconciliation of movement in net borrowings

	2021 £ million	2020 £ million
At beginning of the year	13,246	11,277
Net decrease/(increase) in cash and cash equivalents before exchange	231	(2,552)
Net (decrease)/increase in bonds and other borrowings(i)	(967)	4,089
Change in net borrowings from cash flows	(736)	1,537
Exchange differences on net borrowings	(598)	95
Other non-cash items(ii)	197	86
Adoption of IFRS 16	—	251
Net borrowings at end of the year	12,109	13,246
(i)    In the year ended 30 June 2021, net decrease in bonds and other borrowings excludes £2 million cash outflow in respect of derivatives designated in forward point hedges (2020 - £6 million).
(ii)    In the year ended 30 June 2021 other non-cash items are principally in respect of fair value changes of cross currency interest rate swaps and interest rate swaps, partially offset by the fair value changes of borrowings. In the year ended 30 June 2020, other non-cash items are principally in respect of leases of £206 million entered into in the year, partially offset by the fair value changes of cross currency interest rate swaps.

Financial statements (continued)
(b) Analysis of net borrowings by currency

	2021		2020
	Cash and cash equivalents £ million	Gross borrowings(i) £ million	Cash and cash equivalents £ million	Gross borrowings(i) £ million
US dollar	1,890	(4,001)	2,649	(6,300)
Euro	82	(2,841)	57	(3,119)
Sterling	38	(7,279)	19	(6,233)
Indian rupee	26	(109)	13	(253)
Kenyan shilling	16	(293)	28	(351)
Hungarian forint	3	(241)	3	(239)
Mexican peso	9	(102)	16	(104)
Chinese yuan	255	(20)	207	(1)
Nigerian naira	60	(1)	6	(15)
Other(ii)	370	29	325	46
Total	2,749	(14,858)	3,323	(16,569)

(i)    Includes foreign currency forwards and swaps and leases.
(ii)    Includes £31 million (Turkish lira) cash and cash equivalents in cash-pooling arrangements (2020 – £100 million (Turkish lira)).

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
Dividends are included in the financial statements in the year in which they are approved.
(a) Allotted and fully paid share capital – ordinary shares of 28 101⁄108 pence each

	Number of shares million	Nominal value £ million
At 30 June 2021	2,559	741
At 30 June 2020	2,562	742
At 30 June 2019	2,601	753

(b) Hedging and exchange reserve

	Hedging reserve £ million	Exchange reserve £ million	Total £ million
At 30 June 2018	(68)	(962)	(1,030)
Other comprehensive income	31	181	212
At 30 June 2019	(37)	(781)	(818)
Other comprehensive income/(loss)	125	(241)	(116)
Transfers from other retained earnings	5	—	5
At 30 June 2020	93	(1,022)	(929)
Other comprehensive income/(loss)	20	(672)	(652)
At 30 June 2021	113	(1,694)	(1,581)

Financial statements (continued)
Currency basis spreads included in the hedging reserve represent the cost of hedging arising as a result of imperfections of foreign exchange markets. Exclusion of currency basis spreads would result in a surplus £22 million (2020 – £30 million surplus, 2019 – £1 million surplus) in the hedging reserve.

(c) Own shares
Movements in own shares

	Number of shares million	Purchase consideration £ million
At 30 June 2018	238	2,144
Share trust arrangements	(1)	(14)
Shares used to satisfy options	(5)	(104)
Shares purchased - share buyback programme	95	2,775
Shares cancelled	(95)	(2,775)
At 30 June 2019	232	2,026
Share trust arrangements	(1)	(7)
Shares used to satisfy options	(4)	(83)
Shares purchased - share buyback programme	39	1,282
Shares cancelled	(39)	(1,282)
At 30 June 2020	227	1,936
Share trust arrangements	(1)	(11)
Shares used to satisfy options	(3)	(48)
Shares purchased - share buyback programme	3	109
Shares cancelled	(3)	(109)
At 30 June 2021	223	1,877

Share trust arrangements
At 30 June 2021 the employee share trusts owned 2 million of ordinary shares in Diageo plc (the company) at a cost of £47 million and market value of £74 million (2020 – 2 million shares at a cost of £51 million, market value £57 million; 2019 – 3 million shares at a cost of £58 million, market value £92 million). Dividends receivable by the employee share trusts on the shares are waived and the trustee abstains from voting.

Purchase of own shares
Authorisation was given by shareholders on 28 September 2020 to purchase a maximum of 232,820,888 shares at a minimum price of 28 101/108 pence and a maximum price of higher of (a) 105% of the average of the middle market quotations for an ordinary share for the five preceding business days and (b) the higher of the price of the last independent trade and the highest current independent bid on the London Stock Exchange at the time the purchase is carried out. The programme expires at the conclusion of the next Annual General Meeting or on 27 December 2021 if earlier.
During the year ended 30 June 2019 the company purchased call options over 4 million shares at a cost of £14 million to hedge employee share awards and share option grants. These are three-year call options, denominated in sterling.
On 25 July 2019, the Board approved a return of capital programme with up to £4.5 billion to be returned to shareholders over the three-year period to 30 June 2022. Under the first phase of the programme, which ended on 31 January 2020, the group returned £1.25 billion via share buybacks. On 9 April 2020, due to uncertainties related to Covid-19 pandemic, Diageo announced that it had not initiated the next phase of the programme. On 12 May 2021, the Board approved recommencing the return of capital programme. Due to the impact of Covid-19, the original completion date for the programme has been extended by two years to 30 June 2024. The second phase of the programme of up to £1 billion to shareholders via share buybacks was also initiated on 12 May 2021 and it is expected to be completed by the end of the financial year ending 30 June 2022.
During the year ended 30 June 2021 the group purchased 3.2 million ordinary shares (2020 – 39 million; 2019 – 94.7 million), representing approximately 0.1% of the issued ordinary share capital (2020 – 1.5%; 2019 – 3.5%) at an average price of £34.07 per share, and an aggregate cost of £109 million (including £1 million of transaction costs) (2020 – £32.43 per share, and an aggregate cost of £1,282 million including £7 million of transaction costs; 2019 – £29.24 per share, and an aggregate cost of £2,775 million, including £6 million of transaction costs) under the share buyback programme. The shares purchased under the share buyback programmes were cancelled.

Financial statements (continued)
A financial liability of £91 million was established at 30 June 2021 representing the 2.6 million shares that were expected to be purchased before 29 July 2021.
The monthly breakdown of all shares purchased and the average price paid per share (excluding expenses) for the year ended 30 June 2021 were as follows:

Period	Number of shares purchased under share buyback programme	Total number of shares purchased	Average price paid pence	Authorised purchases unutilised at month end
May 2021	1,484,935	1,484,935	3360	231,335,953
June 2021	1,848,952	1,848,952	3453	229,487,001
Total	3,333,887	3,333,887	3411	229,487,001

(d) Dividends

	2021	2020	2019
	£ million	£ million	£ million
Amounts recognised as distributions to equity shareholders in the year
Final dividend for the year ended 30 June 2020
42.47 pence per share (2019 – 42.47 pence; 2018 – 40.4 pence)	992	1,006	993
Interim dividend for the year ended 30 June 2021
27.96 pence per share (2020 – 27.41 pence; 2019 – 26.1 pence)	654	640	630
	1,646	1,646	1,623

The proposed final dividend of £1,042 million (44.59 pence per share) for the year ended 30 June 2021 was approved by the Board of Directors on 28 July 2021. As this was after the balance sheet date and the dividend is subject to approval by shareholders at the Annual General Meeting, this dividend has not been included as a liability in these consolidated financial statements. There are no corporate tax consequences arising from this treatment.
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
Summarised financial information for USL and other subsidiaries, after fair value adjustments on acquisition, and the amounts attributable to non-controlling interests are as follows:

	2021			2020	2019
	USL £ million	Others £ million	Total £ million	Total £ million	Total £ million
Income statement
Sales	3,005	2,135	5,140	4,688	5,346
Net sales	877	1,676	2,553	2,314	2,656
Profit for the year	85	213	298	85	383
Other comprehensive (loss)/income(i)	(182)	(252)	(434)	(96)	137
Total comprehensive (loss)/income	(97)	(39)	(136)	(11)	520
Attributable to non-controlling interests	(42)	7	(35)	8	234
Balance sheet
Non-current assets(ii)	1,823	2,846	4,669	5,170	5,313
Current assets	584	908	1,492	1,280	1,469
Non-current liabilities	(302)	(1,054)	(1,356)	(1,459)	(1,526)
Current liabilities	(433)	(902)	(1,335)	(1,188)	(1,204)
Net assets	1,672	1,798	3,470	3,803	4,052
Attributable to non-controlling interests	714	820	1,534	1,668	1,795
Cash flow
Net cash inflow from operating activities	149	512	661	233	542
Net cash outflow from investing activities	(10)	(127)	(137)	(152)	(157)
Net cash outflow from financing activities	(142)	(229)	(371)	(209)	(266)
Net increase/(decrease) in cash and cash equivalents	(3)	156	153	(128)	119
Exchange differences	—	(19)	(19)	(3)	3
Dividends payable to non-controlling interests	—	(72)	(72)	(117)	(114)
(i)    Other comprehensive income is principally in respect of exchange on translating the subsidiaries to sterling.
(ii)    Non-current assets include the global distribution rights to distribute Ketel One vodka products throughout the world. The carrying value of the distribution rights at 30 June 2021 was £1,295 million (2020 – £1,464 million; 2019 – £1,418 million).
(1)     On 21 October 2020 and on 6 November 2020, East African Breweries Limited completed the purchase of 13.3% and 16.7% of the share capital of Serengeti Breweries Limited, respectively. This increased Diageo’s effective economic interest from 40.2% to 47.0%.
(2)     During the financial year, Diageo's fully consolidated subsidiary, Shui Jing Fang, completed treasury share purchase of 0.02%. This increased Diageo's controlling interest from 63.14% to 63.17%.

Financial statements (continued)
(f) Employee share compensation
The group uses a number of share award and option plans to grant to its directors and employees.
The annual fair value charge in respect of the equity settled plans for the three years ended 30 June 2021 is as follows:

	2021 £ million	2020 £ million	2019 £ million
Executive share award plans	41	(3)	41
Executive share option plans	4	2	4
Savings plans	4	3	4
	49	2	49

Executive share awards are primarily made under the Diageo 2014 Long Term Incentive Plan (DLTIP) from September 2014 onwards and delivered in conditional awards in the form of performance shares, performance share options, time-vesting restricted stock units (RSUs) and/or time-vesting share options (or cash-based equivalents in certain locations for regulatory reasons). Share options are granted at the market value at the time of grant. Prior to the introduction of the DLTIP, employees in associated companies were granted awards under the Diageo plc 2011 Associated Companies Share Incentive Plan (DACSIP). In the case of Executive Directors, conditional awards of time-vesting RSUs or Forfeitable shares may be awarded under the 2020 Deferred Bonus Share Plan (DBSP), with vesting not subject to any performance conditions and not subject to a post-vesting retention period. The 2020 DBSP was approved by shareholders in September 2020.
Share awards normally vest and are released on the third anniversary of the grant date. Participants do not make a payment to receive the award at grant. Executive Directors are required to hold any vested shares awarded from 2014 under the 2014 DLTIP for a further two-year post-vesting retention period. Share options may normally be exercised between three and ten years after the grant date. Executives in North America and Latin America and Caribbean are granted awards over the company’s ADSs (one ADS is equivalent to four ordinary shares).
Performance shares under the DLTIP (for awards in 2020 and thereafter) are subject to the achievement of three performance tests: 1) compound annual growth in profit before exceptional items over three years; 2) compound annual growth in organic net sales over three years; 3) environmental, social and governance (ESG) priorities, weighted 40%, 40% and 20% of the maximum respectively, as set out in the Directors’ remuneration report. Performance share options under the DLTIP are subject to the achievement of two equally weighted performance tests: 1) a comparison of Diageo’s three-year TSR with a peer group; 2) cumulative free cash flow over a three-year period, measured at constant exchange rates. Performance measures and targets are set annually by the Remuneration Committee. The vesting range is 20% or 25% (for Executive Directors and for other participants respectively) for achieving minimum performance targets, up to 100% for achieving the maximum target level. Retesting of the performance condition is not permitted.
For performance shares under the DLTIP, dividends are accrued on awards and are given to participants to the extent that the awards actually vest at the end of the performance period. Dividends are normally paid out in the form of shares.
Savings plans are provided in the form of a savings-related share option plan. For UK employees, awards are made under the Diageo 2010 Sharesave plan. For Republic of Ireland (ROI) based employees, awards are made under the Diageo 2009 Irish Sharesave Scheme (for options granted up until 2019) and the Diageo 2019 Irish Sharesave Scheme (for options granted in 2020). These are HMRC and Irish Revenue approved all-employee savings plans made available to UK and ROI employees who are employed on the annual results announcement date. Participants can save monthly, with deductions taken directly from net pay, for a period of 3 or 5 years. In return, employees are granted the option to buy Diageo shares using the savings accrued at the end of the relevant savings period and at a 20% discounted option price, which is set at the time of grant. Provided participants fulfil the terms set out within the relevant scheme rules, any gains from the option exercise are free from UK or ROI income tax.
For the three years ended 30 June 2021, the calculation of the fair value of each share award used the Monte Carlo pricing model and the following assumptions:

	2021	2020	2019
Risk free interest rate	(0.1%)	0.4%	0.8%
Expected life of the awards	36 months	37 months	37 months
Dividend yield	2.7%	1.9%	2.4%
Weighted average share price	2557 p	3501 p	2736 p
Weighted average fair value of awards granted in the year	2107 p	899 p	1941 p
Number of awards granted in the year	2.1 million	1.7 million	2.5 million
Fair value of all awards granted in the year	£45 million	£16 million	£48 million

Financial statements (continued)
Transactions on schemes
Transactions on the executive share award plans for the three years ended 30 June 2021 were as follows:

	2021 Number of awards million	2020 Number of awards million	2019 Number of awards million
Balance outstanding at 1 July	5.6	7.0	7.8
Granted	2.1	1.8	2.5
Awarded	(1.2)	(2.5)	(2.1)
Forfeited	(1.2)	(0.7)	(1.2)
Balance outstanding at 30 June	5.3	5.6	7.0

The exercise price of share options outstanding at 30 June 2021 was in the range of 1232 pence-3483 pence (2020 – 1080 pence-3483 pence; 2019 – 952 pence-2773 pence).
At 30 June 2021, 3.2 million share options were exercisable at a weighted average exercise price of 2050 pence.

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

(a) Guarantees and related matters
As of 30 June 2021, the group has no material unprovided guarantees or indemnities in respect of liabilities of third parties.

(b) Acquisition of USL shares from UBHL, winding-up petitions against UBHL and other proceedings in relation to the USL transaction
On 4 July 2013, Diageo completed its acquisition, under a share purchase agreement with United Breweries (Holdings) Limited (UBHL) and various other sellers (the SPA), of 21,767,749 shares (14.98%) in United Spirits Limited (USL) for a total consideration of INR 31.3 billion (£349 million), including 10,141,437 shares (6.98%) from UBHL. The SPA was signed on 9 November 2012 and was part of the transaction announced by Diageo in relation to USL on that day (the Original USL Transaction). Following a series of further transactions, as of 30 June 2021, Diageo has a 55.94% investment in USL (excluding 2.38% owned by the USL Benefit Trust).
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
In separate proceedings, the High Court passed a winding-up order against UBHL on 7 February 2017. On 4 March 2017, UBHL appealed against this order before a division bench of the High Court. On 6 March 2020, the division bench of the High Court confirmed the winding up order dated 7 February 2017, and dismissed the appeal filed by UBHL. On 30 June 2020, UBHL filed a special leave petition in the Supreme Court of India against the order of the division bench of the High Court. On 26 October 2020, the Supreme Court of India dismissed the petition filed by UBHL.
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

Financial statements (continued)
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
Diageo’s agreement with Dr Mallya (the February 2016 Agreement) provided for a payment of $75 million (£53 million) to Dr Mallya over a five-year period in consideration for the five-year global non-compete, non-interference, non-solicitation and standstill commitments referred to above, his resignation from USL and the termination of his USL-related appointment and governance rights, the relinquishing of rights and benefits attached to his position at USL, and his agreement not to pursue claims against Diageo and USL. The February 2016 Agreement also provided for the release of Dr Mallya’s personal obligations to indemnify (i) Diageo Holdings Netherlands B.V. (DHN) in respect of its earlier liability ($141 million (£96 million)) under a backstop guarantee of certain borrowings of Watson Limited (Watson) (a company affiliated with Dr Mallya), and (ii) Diageo Finance plc in respect of its earlier liability (£30 million) under a guarantee of certain borrowings of United Breweries Overseas Limited, a subsidiary of UBHL. $40 million (£28 million) of the $75 million (£53 million) amount was paid on signing of the February 2016 Agreement with the balance being payable in equal instalments of $7 million (£5 million) a year over five years, subject to and conditional on Dr Mallya’s compliance with certain terms of the agreement.
While the five instalment payments of $7 million (£5 million) would have become due on 25 February 2017, 25 February 2018, 25 February 2019 25 February 2020 and 25 February 2021, respectively, owing to various reasons (including breaches committed by Dr Mallya and certain persons connected with him of several provisions of the February 2016 Agreement and agreements of the same date between Dr Mallya and USL), Diageo believes that it was not liable to pay such amounts and did not do so. By notice to Dr Mallya and certain persons connected with him on 24 February 2017, 3 November 2017, 23 February 2018, 22 August 2018, 22 February 2019, 24 February 2020 and 22 February 2021, Diageo and other group companies have demanded from Dr Mallya the repayment of $40 million (£28 million) which was paid by Diageo on 25 February 2016, and also sought compensation from him for various losses incurred by the relevant members of the Diageo group on account of the breaches committed by him and certain persons connected with him. On 16 November 2017, Diageo and other relevant members of the Diageo group commenced claims in the High Court of Justice in England and Wales (the English High Court) against Dr Mallya in relation to certain of the matters specified in those notices. At the same time DHN also commenced claims in the English High Court against Dr Mallya, his son Sidhartha Mallya, Watson (a company affiliated with Dr Mallya) and Continental Administration Services Limited (CASL) (a company affiliated with Dr Mallya and understood to hold assets on trust for him and certain persons affiliated with him) for in excess of $142 million (£105 million) (plus interest) in relation to Watson’s liability to DHN in respect of its borrowings referred to above and the breach of associated security documents. These additional claims are described in paragraph (d) below.
Dr Mallya, Sidhartha Mallya and the relevant affiliated companies filed a defence to such claims and the additional claims on 12 March 2018, and Dr Mallya also filed a counterclaim for payment of the two $7 million (£5 million) instalment payments that had then been withheld by Diageo as described above. Diageo and the other relevant members of its group filed a reply to that defence and a defence to the counterclaim on 5 September 2018.
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
As described in paragraph (d) below, this application was successful in relation to the predominant part of Watson and CASL’s liability to repay DHN and, since that application, Watson and CASL’s defence in relation to the remaining part of this liability has

Financial statements (continued)
also been struck out. Accordingly, Diageo and DHN have sought asset disclosure and are considering further enforcement steps against Watson and CASL, both in the United Kingdom and in other jurisdictions where they are present or hold assets.
The remaining elements of the claims originally commenced on 16 November 2017 by Diageo and the relevant members of its group are proceeding to a trial, which is scheduled to take place from 21 November 2021 through 30 November 2021.
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
DHN’s provision of the Guarantee Agreement enabled the refinancing of certain existing borrowings of Watson from a third party bank and facilitated the release by that bank of rights over certain USL shares that were to be acquired by Diageo as part of the USL transaction. The facility matured and entered into default in May 2015. In aggregate DHN paid Standard Chartered $141 million (£101 million) under this guarantee, i.e. including payments of default interest and various fees and expenses.
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
Aspects of the security package are the subject of various proceedings in India in which third parties are alleging and asserting prior rights to certain assets comprised in the security package or otherwise seeking to restrain enforcement against certain assets by Standard Chartered and/or DHN. These proceedings are ongoing and DHN will continue to vigorously pursue these matters as part of its efforts for enforcement of the underlying security and recovery of outstanding amounts. Diageo believes that the existence of any prior rights or dispute in relation to the security would be in breach of representations and warranties given by Dr Mallya and others to Standard Chartered at the time the security was granted and further believes that certain actions taken by Dr Mallya in relation to the proceedings described above also breached his obligations to Standard Chartered. In addition to these third party proceedings, Dr Mallya is also subject to proceedings in India under the Prevention of Money Laundering Act and the Fugitive Economic Offenders Act in which the relevant Indian authority, the Directorate of Enforcement, is seeking confiscation of the UBL shares which were provided as security for Watson’s liabilities. DHN is participating in these proceedings in order to protect its security interest in respect of the UBL shares. Under the proceedings under the Prevention of Money Laundering Act, the Special Court passed an order on 24 May 2021 directing, among other things, the release of certain assets of Dr Mallya including the UBL shares in favour of third party banks. DHN has subsequently filed a writ petition before the Bombay High Court challenging this order of the Special Court insofar as it relates to its security interest in respect of the UBL shares.
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

Financial statements (continued)
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
On 16 November 2017, DHN commenced various claims in the English High Court for, in aggregate, in excess of $142 million (£105 million) (plus interest) in relation to these matters, including the following: (i) a claim against Watson for $141 million (£101 million) (plus interest) under Watson’s counter-indemnity to DHN in respect of payments made by DHN to Standard Chartered under the guarantee referred to above; (ii) a claim against Dr Mallya and Sidhartha Mallya under various agreements creating or relating to the security package referred to above for (a) the costs incurred to date in the various Indian proceedings referred to above (plus interest), and (b) damages of $141 million (£101 million), being DHN’s loss as a result of those Indian proceedings which currently prevent enforcement of the security over shares in UBL (plus interest); and (iii) a claim against CASL, as a co-surety with DHN of Watson’s obligations under the Facility Agreement, for 50% of the difference between the amount claimed under (i) above and the amount (if any) that DHN is in fact able to recover from Watson, Dr Mallya and/or Sidhartha Mallya.
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
This summary judgement and strike out application was heard by the English High Court on 24 May 2019. The court decided in favour of DHN that (i) Watson is liable to pay, and has no defence against paying, $135 million (£92 million) plus interest of $11 million (£8 million) to DHN, and (ii) CASL is liable, as co-surety, to pay, and has no defence against paying, 50% of any such amount unpaid by Watson, i.e. up to $67.5 million (£49 million) plus interest of $5.5 million (£4 million) to DHN. Watson and CASL were ordered to pay such sums, as well as certain amounts in respect of DHN and Diageo’s costs, to DHN by 21 June 2019. Such amounts were not paid on that date by either Watson or CASL.
On 15 October 2020, as a result of applications made by DHN to recover certain outstanding costs owed by Watson and CASL (being approximately £260,000 plus interest, which remained unpaid), Dr Mallya and Sidhartha Mallya were ordered to pay those amounts by 27 November 2020. As Dr Mallya and Sidhartha Mallya, in default of the Court order, failed to make the required payments to DHN: (i) Watson and CASL’s defence to DHN’s remaining claim for payment of approximately $6 million (£4 million) (plus interest) has been struck out, with further judgment in DHN’s favour being entered which will be pursued along with the original judgment as set out above, and (ii) DHN is pursuing enforcement against Dr Mallya and Sidhartha Mallya for the judgment debt of approximately £260,000 plus interest.

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

(f) USL’s dispute with IDBI Bank Limited
Prior to the acquisition by Diageo of a controlling interest in USL, USL had prepaid a term loan of INR 6,280 million (£61 million) taken through IDBI Bank Limited (IDBI), an Indian bank, which was secured on certain fixed assets and brands of USL, as well as by a pledge of certain shares in USL held by the USL Benefit Trust (of which USL is the sole beneficiary). The maturity date of the loan was 31 March 2015. IDBI disputed the prepayment, following which USL filed a writ petition in November 2013 before the High Court of Karnataka (the High Court) challenging the bank’s actions.
Following the original maturity date of the loan, USL received notices from IDBI seeking to recall the loan, demanding a further sum of INR 459 million (£4 million) on account of the outstanding principal, accrued interest and other amounts, and also threatening to enforce the security in the event that USL did not make these further payments. Pursuant to an application filed by USL before the High Court in the writ proceedings, the High Court directed that, subject to USL depositing such further amount with the bank (which amount was duly deposited by USL), the bank should hold the amount in a suspense account and not deal with any of the secured assets including the shares until disposal of the original writ petition filed by USL before the High Court.
On 27 June 2019, a single judge bench of the High Court issued an order dismissing the writ petition filed by USL, amongst other things, on the basis that the matter involved an issue of breach of contract by USL and was therefore not maintainable in exercise of the court’s writ jurisdiction. USL has since filed an appeal against this order before a division bench of the High Court, which on 30 July 2019 has issued an interim order directing the bank to not deal with any of the secured assets until the next date of hearing. On 13 January 2020, the division bench of the High Court admitted the writ appeal and extended the interim stay. This appeal is currently pending. Based on the assessment of USL’s management supported by external legal opinions, USL continues to believe that it has a strong case on the merits and therefore continues to believe that the aforesaid amount of INR 459 million (£4 million) remains recoverable from IDBI.

(g) Tax
The international tax environment has seen increased scrutiny and rapid change over recent years bringing with it greater uncertainty for multinationals. Against this backdrop, Diageo has been monitoring developments and continues to engage transparently with the tax authorities in the countries where Diageo operates to ensure that the group manages its arrangements on a sustainable basis.
In April 2019, the European Commission issued its decision in a state aid investigation into the Group Financing Exemption in the UK controlled foreign company (CFC) rules. The European Commission found that part of the Group Financing Exemption constitutes state aid. The Group Financing Exemption was introduced in legislation by the UK government in 2013. In common with other UK-based international companies whose arrangements are in line with current UK CFC legislation, Diageo could have been affected by the ultimate outcome of this investigation. The UK government and other UK-based international companies, including

Financial statements (continued)
Diageo which calculated its maximum potential liability to be approximately £277 million, appealed to the General Court of the European Union against the decision. In February 2021, HMRC completed its review of the specific facts relating to Diageo and confirmed that Diageo was not a beneficiary of state aid and that no assessment would be issued.
The group operates in a large number of markets with complex tax and legislative regimes that are open to subjective interpretation. As assessing an accurate value of contingent liabilities in these markets requires a high level of judgement, contingent liabilities are disclosed on the basis of the current known possible exposure from tax assessment values.
Diageo has reviewed its disclosures in relation to Brazil and India, where Diageo has a large number of ongoing tax cases. While not all of these cases are individually significant, the current assessment of the aggregate possible exposures is up to approximately £449 million for Brazil and up to approximately £140 million for India. The group believes that the likelihood that the tax authorities will ultimately prevail is lower than probable but higher than remote. Due to the fiscal environment in Brazil and in India the possibility of further tax assessments related to the same matters cannot be ruled out. Based on its current assessment, Diageo believes that no provision is required in respect of these issues.
Payments were made under protest in India in respect of the periods 1 April 2006 to 31 March 2017 in relation to tax assessments where the risk is considered to be remote or possible. These payments have to be made in order to challenge the assessments and as such have been recognised as a receivable on the consolidated balance sheet. The total amount of protest payments recognised as a receivable as at 30 June 2021 is £106 million (corporate tax payments of £96 million and indirect tax payments of £10 million).
In the United States a lawsuit was filed on 15 April 2019 by the National Association of Manufacturers (NAM) against the United States Department of the Treasury (US Treasury) and the United States Customs and Border Protection (CBP) on behalf of its affected industry members, including Diageo, to invalidate regulations published in February 2019 and to ensure that substitution drawback is permitted in accordance with 19 USC § 1313(j)(2) as amended by the Trade Facilitation and Trade Enforcement Act of 2015, which was enacted on 24 February 2016 (TFTEA). Substitution drawback permits the refund, including of excise taxes, paid on imported merchandise when sufficiently similar substitute merchandise is exported. The United States Congress passed the TFTEA to, among other things, clarify and broaden the standard for what constitutes substitute merchandise. This change should entitle Diageo to obtain substitution drawback in respect of certain eligible product categories. Despite this change in the law, the US Treasury and CBP issued final regulations in 2019 declaring that substitution drawback is not available for imports when substituted with an export on which no tax was paid. The Court of International Trade issued a judgement in favour of NAM on 18 February 2020, denying the request by the US Treasury and CBP for a stay of payment on 15 May 2020, and on 26 May 2020, ordered the immediate processing of claims. Total payments of $129 million (£94 million) had been received as of 30 June 2021 in respect of this matter, with approximately $33 million (£26 million) of this amount received during the year ended 30 June 2020 and another $96 million (£68 million) received during the year ended 30 June 2021. Remaining eligible outstanding claims of Diageo Americas Supply, Inc. are estimated at $12 million (£8 million). However, the US Treasury and CBP has filed an appeal with the US Federal Court of Appeals, which is now fully briefed. Although Diageo believes that the NAM is more likely than not to ultimately prevail, if they were to fail, the CBP could be permitted to recover these payments.

(h) Information request
Diageo has received an inquiry from the US Securities and Exchange Commission requesting information relating to Diageo’s business operations in certain markets and to its policies, procedures and compliance environment. Diageo is responding to this information request but is currently unable to assess whether the inquiry will evolve into any enforcement action or, if this were to transpire, to quantify meaningfully the possible loss or range of loss, if any, to which any such action might give rise.

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

Financial statements (continued)
19. Commitments

(a) Capital commitments
Commitments for expenditure on intangibles and property, plant and equipment not provided for in these consolidated financial statements are estimated at £263 million (2020 – £312 million; 2019 – £255 million).

(b) Other commitments
The minimum lease rentals payable in the year ended 30 June 2021 for short-term leases and leases of low-value assets are estimated at £11 million (2020 – £19 million). The total future cash outflows for leases that had not yet commenced, and not recognised as lease liabilities at 30 June 2021, are estimated at £132 million (2020 – £133 million).

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
Transactions and balances with associates and joint ventures are set out in the table below:

	2021 £ million	2020 £ million	2019 £ million
Income statement items
Sales	8	9	9
Purchases	23	29	28
Balance sheet items
Group payables	5	2	12
Group receivables	1	1	2
Loans payable	9	6	6
Loans receivable	108	82	55
Cash flow items
Loans and equity contributions, net	38	47	32

Other disclosures in respect of associates and joint ventures are included in note 6.

(c) Key management personnel
The key management of the group comprises the Executive and Non-Executive Directors, the members of the Executive Committee and the Company Secretary. They are listed under ‘Board of Directors and Company Secretary’ and ‘Executive Committee’.

	2021 £ million	2020 £ million	2019 £ million
Salaries and short-term employee benefits	9	10	10
Annual incentive plan	13	—	10
Non-Executive Directors’ fees	1	1	1
Share-based payments(i)	12	(11)	20
Post employment benefits	1	2	3
Termination benefits(ii)	2	2	—
	38	4	44
(i)    Time-apportioned fair value of unvested options and share awards.
(ii)     £1 million of the termination benefits disclosed for 2021 have been paid in the year ended 30 June 2021; a further £1 million will be paid in the year ending 30 June 2022.

Non-Executive Directors do not receive share-based payments or post employment benefits.

Financial statements (continued)
In April 2020, the Directors became aware that certain purchases by Diageo of its own shares and certain transactions related to Diageo’s employee share schemes between 10 May 2019 and 9 August 2019, amounting to approximately £320 million (‘the affected transactions’), were undertaken contrary to the applicable provisions of the Companies Act 2006 as they were undertaken following utilisation in full of Diageo plc's distributable reserves as set out in its balance sheet as at 30 June 2018. At the Annual General Meeting on 28 September 2020, a resolution was passed to appropriate an equivalent amount of distributable profits of the company to the payments made in respect of the affected transactions and implement arrangements to put all potentially affected parties, so far as possible, in the position in which they were intended to be had the affected transactions been undertaken in accordance with the applicable provisions of the Companies Act 2006. This resolution and the arrangements that it has implemented constituted a related party transaction under IAS 24 and under the Listing Rules, as the Directors benefitted from the waiver of any claims that the company had or may have had against them as a result of the affected transactions.
There have been no other transactions with these related parties during the year ended 30 June 2021 on terms other than those that prevail in arm’s length transactions.

(d) Pension plans
The Diageo pension plans are recharged with the cost of administration services provided by the group to the pension plans and with professional fees paid by the group on behalf of the pension plans. The total amount recharged for the year was £nil (2020 – £nil; 2019 – £3 million).

(e) Directors’ remuneration

	2021 £ million	2020 £ million	2019 £ million
Salaries and short-term employee benefits	2	2	2
Annual incentive plan	4	—	2
Non-Executive Directors' fees	1	1	1
Share option exercises(i)	—	—	2
Shares vesting(i)	1	11	13
Post employment benefits	—	1	1
	8	15	21
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
The following description summarises certain provisions of Diageo’s articles of association (as adopted by special resolution at the Annual General Meeting on 28 September 2020) and applicable English law concerning companies (the Companies Acts), in each case as at 4 August 2021. This summary is qualified in its entirety by reference to the Companies Acts and Diageo’s articles of association.
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
A poll may be demanded by any of the following:
•the chairman of the general meeting;
•at least three shareholders entitled to vote on the relevant resolution and present in person or by proxy at the meeting;
•any shareholder or shareholders present in person or by proxy and representing in the aggregate not less than one-tenth of the total voting rights of all shareholders entitled to vote on the relevant resolution; or
•any shareholder or shareholders present in person or by proxy and holding shares conferring a right to vote on the relevant resolution on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.
Diageo’s articles of association and the Companies Acts provide for matters to be transacted at general meetings of Diageo by the proposing and passing of two kinds of resolutions:
•ordinary resolutions, which include resolutions for the election, re-election and removal of directors, the declaration of final dividends, the appointment and re-appointment of the external auditor, the remuneration report and remuneration policy, the increase of authorised share capital, and the grant of authority to allot shares; and
•special resolutions, which include resolutions for the amendment of Diageo’s articles of association, resolutions relating to the disapplication of pre-emption rights, and resolutions modifying the rights of any class of Diageo’s shares at a meeting of the holders of such class.
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
•reaches, exceeds or falls below 3% and/or any subsequent whole percentage figure as a result of an acquisition or disposal of shares or financial instruments; or
•reaches, exceeds or falls below any such threshold as a result of any change in the breakdown or number of voting rights attached to shares in Diageo.
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
Article 19 of the EU Market Abuse Regulation (2014/596), as incorporated into UK domestic law by the European Union (Withdrawal) Act 2018, further requires persons discharging managerial responsibilities within Diageo (and their persons closely associated) to notify Diageo of transactions conducted on their own account in Diageo shares or derivatives or certain financial instruments relating to Diageo shares.
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

Repurchase of shares
Subject to authorisation by shareholder resolution, Diageo may purchase its own shares in accordance with the Companies Acts. Any shares which have been bought back may be held as treasury shares or, if not so held, must be cancelled immediately upon completion of the purchase, thereby reducing the amount of Diageo’s issued share capital. Diageo currently has shareholder authority to buy back up to 232,820,888 ordinary shares during the period up to the next Annual General Meeting. The minimum price which must be paid for such shares is 28 101/108 pence and the maximum price is the higher of (a) 5% above the average market value of Diageo’s ordinary shares for the five business days immediately preceding the day on which that ordinary share is contracted to be purchased and (b) the higher of the price of the last independent trade and the highest current independent purchase bid on the trading venue where the purchase is carried out.

Additional information for shareholders (continued)

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
It does not purport to be a complete technical analysis or a listing of all potential tax effects relevant to the ownership of the ordinary shares and ADSs. This section does not apply to any holder who is subject to special rules, including:
•a dealer in securities or foreign currency;
•a trader in securities that elects to use a mark-to-market method of accounting for securities holdings;
•a tax-exempt organisation;
•a life insurance company;
•a person liable for alternative minimum tax;
•a person that actually or constructively owns 10% or more of the combined voting power of voting stock of Diageo or of the total value of stock of Diageo;
•a person that holds ordinary shares or ADSs as part of a straddle or a hedging or conversion transaction;
•a person that holds ordinary shares or ADSs as part of a wash sale for tax purposes; or
•a US holder (as defined below) whose functional currency is not the US dollar.
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
A US holder is a beneficial owner of ordinary shares or ADSs that is for US federal income tax purposes:
•a citizen or resident for tax purposes of the United States and who is not and has at no point been resident in the United Kingdom;
•a US domestic corporation;
•an estate whose income is subject to US federal income tax regardless of its source; or
•a trust if a US court can exercise primary supervision over the trust’s administration and one or more US persons are authorised to control all substantial decisions of the trust.
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
Any taxable dividend income in excess of the Nil Rate Amount will be subject to income tax at the following special rates (as at the 2020/2021 tax year):
•at the rate of 7.5%, to the extent that the relevant dividend income falls below the threshold for the higher rate of income tax;
•at the rate of 32.5%, to the extent that the relevant dividend income falls above the threshold for the higher rate of income tax but below the threshold for the additional rate of income tax; and
•at the rate of 38.1%, to the extent that the relevant dividend income falls above the threshold for the additional rate of income tax.
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

Additional information for shareholders (continued)
US taxation
Under the US federal income tax laws, and subject to the passive foreign investment company ('PFIC') rules discussed below, the gross amount of any distribution (other than certain pro rata distribution of ordinary shares) paid to a US holder by Diageo in respect of its ordinary shares or ADSs out of its current or accumulated earnings and profits (as determined for US federal income tax purposes) will be treated as a dividend that is subject to US federal income taxation.
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

4.27	Service Agreement, dated 13 January 2021, between Diageo plc and Lavanya Chandrashekar
6.1	Description of earnings per share (included in the section ‘How we measure performance: Key performance indicators’ on page 53 of this Annual Report on Form 20-F).
8.1	Principal group companies (included in note 21 to the consolidated financial statements on page 278 of this Annual Report on Form 20-F).
12.1	Certification of Ivan Menezes filed pursuant to 17 CFR 240.13a-14(a).
12.2	Certification of Lavanya Chandrashekar filed pursuant to 17 CFR 240.13a-14(a).
13.1	Certification of Ivan Menezes furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. 1350(a) and (b).
13.2	Certification of Lavanya Chandrashekar furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. 1350(a) and (b).
15.1	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema
101.CAL	Inline XBRL Taxonomy Extension Schema Calculation Linkbase
101.DEF	Inline XBRL Taxonomy Extension Schema Definition Linkbase
101.LAB	Inline XBRL Taxonomy Extension Schema Label Linkbase
101.PRE	Inline XBRL Taxonomy Extension Schema Presentation Linkbase
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

DIAGEO plc
(REGISTRANT)

/s/ Lavanya Chandrashekar
Name: Lavanya Chandrashekar

Title: Chief Financial Officer

5 August 2021

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