Form 20-F
period 2022-06-30
DIAGEO PLC
filed 2022-08-04
CIK 835403

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
EXCHANGE ACT OF 1934
OR
☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934
For the fiscal year ended: 30 June 2022
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
16 Great Marlborough Street, London W1F 7HS, England
(Address of principal executive offices)
Thomas B. Shropshire, Jr., General Counsel & Company Secretary
Tel: +44 20 7947 9100
E-mail: the.cosec@diageo.com
16 Great Marlborough Street, London W1F 7HS, England
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

Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report: 2,497,679,997 ordinary shares of 28 101/108 pence each.

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

Contents

5	Cross reference to Form 20-F
7	Introduction

10	Strategic report
10	Business description
10	Our brands
12	Connecting purpose to performance
14	Chairman’s statement
17	Our investment proposition
19	Chief Executive’s statement
22	Our market dynamics
27	Our business model
30	Our people
32	Our strategic priorities
47	Monitoring performance and progress
50	Performing against our 2030 targets
57	Our ESG reporting approach
58	Responding to climate-related risks
80	Cautionary statement concerning forward-looking statements
82	Risk factors

93	Business review
93	Operating results 2022 compared with 2021
128	Liquidity and capital resources
133	Definitions and reconciliation of non-GAAP measures to GAAP measures

145	Governance
145	Board of Directors
148	Executive Committee
150	Corporate governance report
167	Audit Committee report
173	Nomination Committee report
176	Directors’ remuneration report
210	Directors’ report

Contents (continued)

215	Financial statements
215	Report of Independent Registered Public Accounting Firm - PCAOB ID 876
218	Consolidated income statement
219	Consolidated statement of comprehensive income
220	Consolidated balance sheet
221	Consolidated statement of changes in equity
222	Consolidated statement of cash flows
223	Notes to the consolidated financial statements
223	Accounting information and policies
226	Results for the year
243	Operating assets and liabilities
267	Risk management and capital structure
286	Other financial statements disclosure

293	Unaudited financial information

295	Additional information for shareholders
298	Taxation
303	Exhibits
305	Signature

306	Glossary of terms and US equivalents

Cross reference to Form 20-F

Item	Required item in Form 20-F	Page(s)
Part I
1.	Identity of directors, senior management and advisers	Not applicable
2.	Offer statistics and expected timetable	Not applicable
3.	Key information
	A. [Reserved]	—
	B. Capitalisation and indebtedness	Not applicable
	C. Reason for the offer and use of proceeds	Not applicable
	D. Risk factors	82-92
4.	Information on the company
	A. History and development of the company	7, 101-105, 138, 232-235, 237-238, 243-247, 290, 295-297, 301
	B. Business overview	7, 8, 22-26, 40, 58, 59, 80, 81, 85-88, 90, 93-127, 133, 138, 226-231, 232-235, 243-252, 254, 295-301
	C. Organisational structure	291
	D. Property, plant and equipment	107, 111, 114-115, 117, 120, 127, 232-233, 252-255, 295, 296
4A.	Unresolved staff comments	Not applicable
5.	Operating and financial review and prospects
	A. Operating results	22-26, 36-37, 90-92, 93-127, 136-137, 223-236, 267-276, 297-301
	B. Liquidity and capital resources	19-20, 48, 93, 95-99, 104, 105, 128-132, 139, 264-276, 290
	C. Research and development, patents and licenses, etc.	297
	D. Trend information	19, 22-25, 80-81
	E. Critical Accounting Estimates	Not applicable
6.	Directors, senior management and employees
	A. Directors and senior management	145-149
	B. Compensation	176-178, 185-189, 193-200, 206, 180-209, 257-263, 290, 291
	C. Board practices	145-149, 168, 181, 190-192
	D. Employees	30, 31, 232
	E. Share ownership	201, 283-285
7.	Major shareholders and related party transactions
	A. Major shareholders	211
	B. Related party transactions	290-291
	C. Interests of experts and counsel	Not applicable
8.	Financial information
	A. Consolidated statements and other financial information	215-294
	B. Significant changes	292
9.	The offer and listing
	A. Offer and listing details	1, 211-212
	B. Plan of distribution	Not applicable
	C. Markets	211-212
	D. Selling shareholders	Not applicable
	E. Dilution	Not applicable
	F. Expenses of the issue	Not applicable

Cross reference to Form 20-F (continued)

Item	Required item in Form 20-F	Page(s)
10.	Additional information
	A. Share capital	Not applicable
	B. Memorandum and articles of association	212, 303
	C. Material contracts	190, 283-285, 303, 304
	D. Exchange controls	302
	E. Taxation	298-301
	F. Dividends and paying agents	Not applicable
	G. Statement by experts	Not applicable
	H. Documents on display	301
	I. Subsidiary information	Not applicable
11.	Quantitative and qualitative disclosures about market risk	131, 267-276
12.	Description of securities other than equity securities
	A. Debt securities	Not applicable
	B. Warrants and rights	Not applicable
	C. Other securities	Not applicable
	D. American depositary shares	211, 212
Part II
13.	Defaults, dividend arrearages and delinquencies	Not applicable
14.	Material modifications to the rights of security holders and use of proceeds	Not applicable
15.	Controls and procedures
	A. Disclosure controls and procedures	168
	B. Management’s report on internal control over financial reporting	165
	C. Attestation report of the registered public accounting firm	215-217
	D. Changes in internal control over financial reporting	165
16A.	Audit committee financial expert	169
16B.	Code of ethics	170
16C.	Principal accountant fees and services	168-169, 231
16D.	Exemptions from the listing standards for audit committees	Not applicable
16E.	Purchases of equity securities by the issuer and affiliated purchasers	103, 132, 276, 279-281
16F.	Change in registrant’s certifying accountant	Not applicable
16G.	Corporate governance	166
16H.	Mine safety disclosure	Not applicable
16I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	Not applicable
Part III
17.	Financial statements	Not applicable
18.	Financial statements	See Item 8
19.	Exhibits	303-304
Additional information
	Glossary of terms and US equivalents	306-307

Introduction
Diageo is a global leader in the beverage alcohol industry with an outstanding collection of brands across spirits and beer. Its products are sold in more than 180 countries around the world and its brands include Johnnie Walker, Crown Royal, JεB and Buchanan’s whiskies, Smirnoff, Cîroc and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Casamigos, Tanqueray and Guinness. Diageo’s Performance Ambition is to be one of the best performing, most trusted and respected consumer products companies in the world.

Diageo plc is incorporated as a public limited company in England and Wales. The company which is now Diageo plc was incorporated as Arthur Guinness Son and Company Limited on 21 October 1886. The Diageo group was formed by the merger of the Grand Metropolitan Public Limited Company and Guinness plc groups in December 1997. Diageo plc’s principal executive office is located at 16 Great Marlborough Street, London W1F 7HS, England and its telephone number is +44 (0) 20 7947 9100. Diageo plc’s agent for service in the United States for the purposes of Diageo’s registration statement on Form F-3 (333-242234) is General Counsel, Diageo North America, Inc., 175 Greenwich Street, 3 World Trade Center, New York, NY 10007.

This is the Annual Report on Form 20-F of Diageo plc for the year ended 30 June 2022. The information set out in this Form 20-F does not constitute Diageo plc’s statutory accounts under the UK Companies Act for the years ended 30 June 2022, 30 June 2021 and/or 30 June 2020. The accounts for the years ended 30 June 2021 and 30 June 2020 have been delivered to the registrar of companies for England and Wales and those for the year ended 30 June 2022 will be delivered to the registrar of companies for England and Wales in due course.
This document contains forward-looking statements that involve risk and uncertainty because they relate to, and are dependent upon, events and circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors beyond Diageo’s control. For more details, please refer to the Cautionary statement concerning forward-looking statements on pages 80-81.
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
On 31 December 2020, International Financial Reporting Standards (IFRSs) as adopted by the European Union (EU) at that date were brought into UK law and became UK-adopted International Accounting Standards, with future changes being subject to endorsement by the UK Endorsement Board. Diageo plc transitioned to UK-adopted International Accounting Standards in its consolidated financial statements on 1 July 2021. This change constitutes a change in accounting framework. However, there is no impact on recognition, measurement or disclosure in the period reported as a result of the change in framework.
The consolidated financial statements are prepared in accordance with international accounting standards in conformity with the requirements of the Companies Act 2006 and International Financial Reporting Standards adopted by the UK, IFRSs as adopted by the EU and IFRSs, as issued by the IASB, including interpretations issued by the IFRS Interpretations Committee. IFRS as adopted by the UK and by the EU differs in certain respects from IFRS as issued by the IASB. The differences have no impact on the group’s consolidated financial statements for the years presented. The consolidated financial statements are prepared on a going concern basis under the historical cost convention, unless stated otherwise in the relevant accounting policy.
The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

The financial performance expectations related to Diageo’s future organic net sales growth and organic operating profit growth, Diageo’s fiscal 23 outlook, Diageo’s medium-term guidance for fiscal 23 to fiscal 25, Diageo’s supply chain agility programme, future Total Beverage Alcohol market share ambitions and any other statements related to Diageo’s performance expectations for the year ending 30 June 2023 or thereafter included in this document have been prepared by and are the responsibility of Diageo’s management.
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

Introduction (continued)
Information presented
Organic movements and organic operating margins are before exceptional items. Commentary, unless otherwise stated, refers to organic movements. Share, unless otherwise stated, refers to value share. See page 133 for explanation and reconciliation of non-GAAP measures, including organic net sales, organic operating profit, free cash flow, eps before exceptionals, ROIC, adjusted net debt, adjusted EBITDA and tax rate before exceptional items.

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

•Disclosures under the heading ‘Our brands’ on page 10 to 11.
•Disclosures under the heading ‘Connecting purpose to performance’ on pages 12 to 13.
•Disclosures under the headings ‘Global environment’,‘Long-term view’, ‘Building an entrepreneurial culture’, ‘Engaging Stakeholders’, ‘Creating value’, and ‘Looking ahead’ in the Chairman’s statement on pages 14 to 16.
•Disclosures under the heading ‘Statement on Section 172 of the Companies Act 2006’ on page 16.
•Disclosures under the heading ‘Our investment proposition’ on pages 17 to 18.
•Disclosures under the headings ‘Another year of strong performance’ and ‘Outlook’ in the Chief Executive’s statement on pages 19 to 21.
•Disclosures under the heading ‘Our business model’ on pages 27 to 29.
•Disclosures under the headings ‘Delivering our Performance Ambition’, ‘Our strategic outcomes’ and ‘Our culture and values’ in the section ‘Our strategic priorities’ on page 32.
•Disclosures under the heading ‘Doing business the right way, from grain to glass’ on pages 54 to 56.
•Disclosures under the headings ‘Society 2030: Spirit of Progress’ on pages 108, 112, 115, 117-118 and 120-121 in relation to each reporting segment in the Business review.
•Disclosures under the heading ‘Stakeholder engagement’ on pages 156 to 159.
•Disclosures under the headings ‘Workforce engagement statement’, ‘Internal control and risk management’ and ‘Political donations’ on pages 161 to 164.
•Disclosures under the headings ‘Disclosure of information to the auditor’ and ‘Corporate governance statement’ on page 210.
•Disclosures under the heading 'Unaudited financial information' on pages 293 to 294.

Strategic report

Business description

Our brands

With over 200 brands and sales in more than 180 countries, our portfolio offers something for every taste and celebration

A global giant with a local voice
Johnnie Walker is the world’s number one Scotch whisky brand.1 Following the celebration of the brand’s 200th year in 2020, this year we’ve taken the first bold steps into a new chapter of Johnnie Walker’s remarkable journey. We also welcomed over 235,000 visitors2 to Johnnie Walker Princes Street, our newly opened visitor experience in Edinburgh, and unveiled a new era of the brand’s iconic ‘Keep Walking’ story.
During the pandemic, people around the world experienced dramatic shifts in their everyday lives. At Johnnie Walker, these changes, combined with our consumer insight, created an opportunity to instil the iconic ‘Keep Walking’ line with contemporary meaning, continuing to build this global giant through new, local connections. Hot on the heels of unveiling a bold new look for Johnnie Walker, we launched our new ‘Keep Walking’ campaign in October 2021. For more than 20 years, Johnnie Walker has inspired people with these two simple words, and this next chapter will continue to build cultural relevance for the brand among the next generation of whisky drinkers.
Our campaign burst onto screens, into venues, social feeds and advertising spaces, in over 50 countries. Through partnerships with local changemakers, including CL, the South Korean rapper; Burna Boy, the Nigerian singer, songwriter and performance artist; and DJ Alok, the Brazilian DJ and record producer, we reconnected people with the socialising spaces they had missed for so long. We broke away from more conventional communications, telling the story of African creativity in an award-winning documentary, ‘The Ones Who Keep Walking’, which was made with the Forbes 30-under-30 director, Amarachi Nwosu. We shared inspiring quotes on progress from famous personalities, such as Grace Jones, Mark Twain and Mae West across city skylines and cultural hot spots. And our television and cinema advertisement ‘Anthem’ brought Johnnie Walker’s charismatic spirit and the power of ‘Keep Walking’ to life with energy and optimism.
Johnnie Walker organic net sales grew 34% this year, surpassing 21 million nine-litre cases. And the ‘Keep Walking’ campaign’s success speaks for itself. We’re proud that, judged against 13,000 other advertisements, ‘Keep Walking’ won three top 10 places in Kantar’s Creative Effectiveness Awards 2022.

2 out of 4:
We own Johnnie Walker and Smirnoff, two of the world’s four largest international spirits brands by retail sales value3

Brand building expertise
We are driven to be the world’s best brand builder, leading the way in premium drinks. Global or local, every one of our brands has a story. Many bear witness to the changing world over centuries, while others are products of our world today. All have a purpose and role to play in creating enduring connections with people. While we honour the past, we’re passionate about nurturing categories old and new, and about building authentically crafted, culturally relevant brands.
From much-loved, established brands to the latest innovations, we move at pace with the latest trends, creating products, tastes and experiences for people to enjoy as part of celebrations big or small.
We are obsessed with building brands that will stand the test of time. This requires focus, precision and investment, in what we call a perfect blend of ‘creativity with precision’. It describes how we effectively combine data, insights and innovation with the creative flair our consumers expect from us, as the custodian of some of the most iconic brands in the world.

1. IWSR, 2021
2. Diageo internal data – 6 September 2021 to 30 June 2022
3. IWSR, 2021

Business description (continued)
Baileys: Halloween is for adults, too
Featuring three of the United Kingdom’s most popular drag queens making a deliciously wicked Baileys S’mores martini cocktail, Baileys’ ‘Witches’ campaign and television advertisement launched in over 10 countries in October 2021, celebrating Baileys as the ultimate adult Halloween treat. Developed in partnership with Diageo’s LGBTQ+ employee group, the Rainbow Network, the campaign put inclusivity at the heart of one of the biggest treating events of the year.

£6.1bn4
We are the global leader in super premium and above international spirits with retail sales value of over £6.1bn

It’s not teatime – it’s T-Time
Tanqueray prides itself on its unique mix of ingenuity and heritage. And in March 2022, the brand found a fitting creative partner in the Netflix Regency era-inspired series, Bridgerton. To mark the premiere of the hit show’s second season, fans were cordially invited to ‘Make it T-Time’.That is, teatime with a modern Tanqueray twist, with singer and Tanqueray brand partner, Joe Jonas.

Raising 'One for the Sea'
Made on the rugged shores of the Isle of Skye, Talisker shares its spirit with the wildness and adventure of the sea. This is why the brand has partnered with Parley for the Oceans to ‘Rewild Our Seas’, committing to preserve and protect 100 million square metres of marine ecosystems around the world by the end of 2023. Through the ‘One for the Sea’ campaign, first launched in 2020, Talisker and Parley have reached millions with their message, underpinned by activations including a celebrity swim in Brighton and limited-edition engraved bottles.

4. IWSR, 2021

Business description (continued)
Connecting purpose to performance

Building a company that can prosper over the long term
Today, we are one of the world’s leading companies. A business tuned to respond to the needs of all our stakeholders and society at large. Arthur Guinness, Charles Tanqueray, Elizabeth Cumming, John Walker and those who followed in their footsteps, were incredible innovators and entrepreneurs. They understood, as we do today, that our distilleries, breweries and the hospitality industry we serve are at the heart of local communities, and that our business will only thrive if it helps these communities prosper too. That’s why we believe that our responsibility and influence extend beyond our direct operations.
We’re building and nurturing some of the world’s most iconic brands, rooted in culture and local communities, which is why we’re focussed on creating an inclusive, sustainable business in its widest sense.

At the heart of everything we do

OUR PURPOSE AND CULTURE
Celebrating life, every day, everywhere.
We have an accessible purpose that provides a holistic platform for us to be the best we can be at work, at home and in our communities. Our purpose is about celebrating life in its broadest sense and it goes hand-in-hand with performance: never one without the other.
Our culture is rooted in a deep sense of our purpose, the personal connections we have to our brands, our relationships with each other and our passion to win in the marketplace.
At the core of our approach is a commitment to positive drinking through promoting moderation and addressing the harmful use of alcohol. That’s good for consumers and good for business.
Our ‘Society 2030: Spirit of Progress’ ESG action plan sets ambitious goals that support our commitment to shaping a more sustainable and inclusive business and society. We take great care in building sustainable supply chains; in protecting the environment and the natural resources we all rely on; and in our commitment to skills development, empowerment, inclusion and diversity.

OUR AMBITION
To be one of the best performing, most trusted and respected consumer products companies in the world.
To be best performing, we need to deliver efficient growth and value creation for our shareholders. This means delivering quality sustainable growth in net sales; steady margin expansion; and reliable cash flows year after year. We don’t believe that we can become ‘best performing’ without also being ‘most trusted and respected’. This means we must do business the right way, from grain to glass, and ensure our people are highly engaged and continuously learning.

Shaping the way we work
OUR VALUES
Our values underpin our business and guide how we work.
We are passionate about our customers and consumers and want to be the best. We give each other the freedom to succeed and value each other. Pride is a source of energy for our company and we work hard so we can be proud of what we do.

Business description (continued)
A roadmap for achieving our ambition
OUR STRATEGIC PRIORITIES
Our six inter-related and mutually reinforcing strategic priorities drive our company forward.
They help us deliver the strategic outcomes against which we measure our performance.

OUR STRATEGIC OUTCOMES
[EG] Efficient growth
[CT] Credibility and trust
[CVC] Consistent value creation
[EP] Engaged people
Read more on page 32.

Aligned to stakeholders’ interests	Measuring our progress
OUR STAKEHOLDERS	OUR KEY PERFORMANCE INDICATORS
Our people	[EG] [CVC] Organic net sales growth
Consumers	[EG] [CVC] Organic operating profit growth
Customers	[EG] [CVC] Earnings per share before exceptional items
Suppliers	[EG] [CVC] Free cash flow
Communities	[CVC] Return on average invested capital
Investors	[CVC] Total shareholder return
Governments and regulators	[CVC] [CT] [EP] Percentage of ethnically diverse leaders globally
[CVC] [CT] [EP] Percentage of female leaders globally
[CT] [EP] Reach and impact of positive drinking programmes
[CT] [EP] Health and safety
[CT] [CVC] [EP] Water efficiency
[CT] [CVC] [EP] Carbon emissions
[CT] [EP] Employee engagement
Read more on pages 156-159.	Read more on pages 47-53.

Business description (continued)
Chairman's statement

A strong platform for future growth

This has been a challenging year for all consumer goods categories, with continuing reverberations from the Covid-19 pandemic, significant economic uncertainty and the terrible conflict in Ukraine. Our thoughts are with all those, including our colleagues, affected by this conflict.

Recommended final dividend per share
46.82p
2021: 44.59p

Total shareholder return
4%
2021: 32%

Total dividend per share1
5% to 76.18p
2021: 72.55p

1.Includes recommended final dividend of 46.82p

Despite these challenges, I am pleased that Diageo has, once again, delivered strong performance. Employee engagement remains high and we continue to invest, for long-term growth, in our brands and in our portfolio. On behalf of the Board, I would like to thank our employees for their hard work and commitment to the company. Their focus and agility have enabled Diageo to navigate the volatility and finish the year a stronger business.

Global environment
We have again seen considerable instability in the global environment over the past year. Covid-19 continues to have unpredictable impacts in some countries, even as the easing of restrictions across most of the world has seen a welcome recovery for the on-trade in many regions. In June, we took the difficult decision to wind down our business in Russia – after having stopped shipments and sales in March. And our focus will remain on supporting our employees in the region, as we have done since this terrible conflict began.
Our supply chain has also been impacted by inflationary pressures. While high energy prices affect our suppliers and operations, they can also impact consumers’ disposable income. We have been agile in our response to this volatility, leveraging our supply chain capabilities and longstanding experience in managing the complexities of international trade.

Long-term view
In the face of these challenges, we continue to take a long-term view of our business, our portfolio and our brands. At our Capital Markets Day in November 2021, we set out our ambition to increase our value share of the total beverage alcohol (TBA) market by 50%, from 4% to 6%, by 2030. This ambition reflects our view of TBA as a long-cycle market with attractive fundamentals, including demand from a growing, global middle class. Hundreds of millions more consumers will be able to access premium brands, as they increasingly choose to trade up and ‘drink better, not more.’
Our sustained investment in brand-building and the active management of our portfolio continue to build equity and position us well to capture trends and occasions. We are responding to our consumers’ evolving tastes and demands with innovation, creativity and precision in our marketing. And we believe that investing in our brands, even in periods of volatility, is the right way to grow their long-term equity and our business. Our teams are building brands that are relevant today and which, we believe, consumers will choose for many years to come. You can read more about some of our brand building work over the last year on pages 10-11.

Building an entrepreneurial culture
I believe Diageo’s culture is a key source of competitive advantage. Our heritage is rooted in the vision of extraordinary entrepreneurs, such as John and Alexander Walker, Elizabeth Cumming, Don Julio González, Charles Tanqueray and Arthur Guinness, creating brands whose relationships with consumers have endured for centuries. Continuing that tradition, we are striving to become ever more entrepreneurial, as the proud custodians of exceptional brands, from iconic names to innovative newcomers, such as Bulleit Bourbon, Seedlip or Casamigos.
This entrepreneurial spirit is embedded across Diageo through an agile, purpose-driven culture, which demonstrated its value in our response to the challenges of the Covid-19 pandemic. We have grown market share while supporting the industry, our customers and each other.

Business description (continued)
Delivering 'Society 2030: Spirit of Progress’
I was delighted to see the launch of our ‘Society 2030: Spirit of Progress’ ESG targets in fiscal 21 and the decision to link 20% of long-term incentive plan (LTIP) grants for all our senior leaders, to performance against several of our ESG measures. I am encouraged by the energy and progress I see in our work to deliver our 2030 goals.
We now have four carbon-neutral distilleries in Scotland and North America, with another four sites, globally, committed to achieving carbon neutrality. And we are proud that the Scotland-based Alliance for Water Stewardship (AWS), which sets a global benchmark for water sustainability, awarded the International Water Stewardship Standard (AWS Standard) certification to 12 of our distilleries this year, including our largest distillery, Cameronbridge, in Scotland.
We have incorporated the Task Force on Climate-related Financial Disclosures framework into our reporting. And this year, we have continued to extend the scope and sophistication of our climate risk assessments and the scenario analysis of climate change impacts. While our analysis indicates the financial impact will not be material to 2030, we know that managing the increasing climate risks we face, such as water stress, remains a priority. We expect to invest around £1 billion in environmental sustainability to reduce our impact and adapt to a changing climate, including decarbonisation of direct operations through biomass, bioenergy and electrification. Read more on pages 44-46, 50-53 and 58-72.

Engaging stakeholders
As designated Non-Executive Director for workforce engagement, I have very much enjoyed meeting hundreds of employees across Diageo during the year. My Board colleagues and I have been delighted to see some of them face-to-face again, and I am encouraged by their pride in the company and their ambition for the future. I am very pleased by the results of the annual Your Voice survey, with engagement at 82%, and 90% of respondents2 proud to work for Diageo – 10 percentage points higher than our external benchmark.3 Read our workforce engagement statement on page 161-162.

Creating value
I am pleased with the momentum and the performance delivered in fiscal 22. We have built solid foundations for future progress across the four areas of performance we measure: efficient growth, consistent value creation, credibility and trust, and engaged people. Return on invested capital was up 331 basis points to 16.8%, driven mainly by organic operating profit growth. Total shareholder return (TSR) was 4% this year. And our 10-year annualised TSR is 11%.
We continue to target dividend cover (the ratio of basic earnings per share before exceptional items to dividend per share) of between 1.8 and 2.2 times. The recommended final dividend is 46.82 pence per share, an increase of 5%. This brings the recommended full-year dividend to 76.18 pence per share and dividend cover to 2.0 times. Subject to shareholder approval, the final dividend will be paid to ordinary shareholders on 20 October 2022. Payment will be made to ADR holders on 25 October 2022.
On 21 February 2022, we announced the commencement of the third phase of our fiscal 20 to fiscal 23 return of capital (ROC) programme of up to £4.5 billion. Under the first two phases of the ROC programme, which were completed on 31 January 2020 and 11 February 2022 respectively, Diageo repurchased shares with an aggregate value of £2.25 billion. Under the third phase, due to complete no later than 5 October 2022, Diageo is seeking to return up to £1.7 billion to shareholders via share buybacks. As at 30 June 2022, £1.4 billion of phase three had been completed and the remaining £0.9 billion of the ROC programme is expected to be completed by 30 June 2023. During fiscal 22, the company purchased 61 million ordinary shares returning £2.3 billion to shareholders.

Board changes
We are delighted to have appointed Karen Blackett, OBE, as a non-executive Director from 1 June 2022. Karen joined the Audit, Nomination and Remuneration Committees on appointment, and brings 25 years’ experience of the media, marketing and creative industries. She is also a strong advocate for inclusion, diversity and creating opportunities for all.
Following Siobhán Moriarty’s retirement on 30 September 2021, after an outstanding contribution to the company over 20 years, Tom Shropshire, formerly a Partner & Global US Practice Head at Linklaters LLP, succeeded Siobhán as General Counsel and Company Secretary.

Business description (continued)
Looking ahead
We recognise that regulatory change to tackle the threat of climate change and increased scrutiny of our own social and economic contribution will likely accelerate in years to come. And there is potential for increased volatility in our operating environment, including ongoing impacts from Covid-19, the conflict in Ukraine, inflationary pressures and disruption in our supply chains, as well as the potential for broader economic malaise, which could impact consumer demand in fiscal 23. Diageo is, however, well diversified, by category, price point and geography; our people are engaged and proud of Diageo; and we continue to invest for the future to sustain the momentum in our brands and deliver a positive impact on society. We have consistently shown resilience in the face of volatility in recent years and proven our ability to emerge stronger in these circumstances.
I believe that our strengths in brand building, our supply chain operations and our culture, combined with the attractive fundamentals of the TBA market, give us a strong platform to realise our ambitions for the future growth of Diageo, even in the face of continued volatility. Your Board and executive leadership team will remain focussed on delivering long-term value creation for all our stakeholders.

Javier Ferrán
Chairman

2. 88% of our global employees completed the survey (fiscal 21: 85%)
3. Benchmark consists of over 30 fast moving consumer goods and manufacturing companies with similar global reach to Diageo

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
Read about: –How stakeholders were taken into account in decision-making on pages 156-159

Business description (continued)
Our investment proposition

Positioned to win
Diageo is the number one player in international spirits, which is growing, premiumising and gaining share of total beverage alcohol.1
And our iconic global brand Guinness, at the heart of our beer portfolio, is well positioned for the key growth trends within the category as a premium, flavourful beer.2

A large, growing and attractive industry
Total beverage alcohol (TBA) has a strong record of value growth over the last 10 years, with international spirits, where Diageo is the number one player, growing faster than TBA.3 In both developed and emerging markets, growth is underpinned by attractive consumer fundamentals, including population growth, increased spirits penetration and premiumisation.
An additional 600 million consumers are expected to come of age by 2032, and the continued growth of the ‘middle class and above’ income bracket should enable 600 million more consumers to access our brands.4 Spirits penetration remains low and even in our largest market, the United States, only around 50% of households purchase spirits every year.5
Premiumisation is a long-established trend, with the highest price tiers growing at more than double the international spirits category growth rate between 2016 and 2021.3 Diageo has the largest premium-plus business within international spirits3, and this segment now comprises over half of our reported net sales value. Our super-premium plus portfolio, which focusses on the global luxury opportunity, grew 31% this year. While the current economic environment may create near-term volatility, we remain confident in continued premiumisation over the long term.
In beer, we have a differentiated and highly profitable business model, with exposure to attractive growth opportunities in both emerging and developed markets. Our iconic global brand, Guinness, is well-positioned for the key growth trends within the beer category as a premium, flavourful and differentiated beer.
With only 4.6% of global TBA share,3 we believe we have significant headroom for sustainable, long-term growth, and our ambition is to outperform the market and increase our TBA value share to 6% by 2030.
Read more on pages 22-26.

With an advantaged portfolio and geographic footprint
We own over 200 brands, with sales in more than 180 countries, including a market-leading position in international spirits in the United States3 and fast-growing businesses in India and China. The breadth and depth of our portfolio across categories and price points, and our well-balanced position between developed and emerging markets, gives exposure to the largest consumer growth opportunities while providing some resilience to global volatility.
Our active and disciplined approach to portfolio management has shaped it towards higher-growth categories, including tequila, international whisky, scotch and gin. This has included acquisitions of premium-plus brands, such as Don Julio in 2015, Casamigos in 2017, Aviation American Gin in 2020 and 21Seeds flavoured tequila in 2022. And through our majority stake in Sichuan Swellfun Co., Ltd. (ShuiJingFang), we are the only international spirits player to compete in the large, growing and rapidly premiumising baijiu market. We’ve also made strategic disposals, including a portfolio of 19 brands in 2018; the Meta Abo Brewery in Ethiopia; and Picon in 2022. We also agreed to dispose of Windsor in Korea in 2022; and United Spirits Limited announced an agreement to sell and franchise a portfolio of brands in India.
Read more on pages 93-144.

World-class brand building and effective route to consumer
Our exceptional capabilities in brand building and innovation drive sustainable long-term growth of our brands. We combine our deep understanding of consumers with marketing creativity and we execute with precision. This is underpinned by smart investment in marketing effectiveness tools, such as Catalyst, Demand Radar and Sensor.
Our ability to have the right product in the right place at the right time and at the right price, enables us to win with consumers. We've invested in transformational digital and data capabilities, including proprietary technology tools, to consistently deliver a customer-first mindset. Our suite of ‘Every Day Great Execution’ (EDGE) technology tools, including EDGE365 and Diageo One, gives us deeper insights that enable us to improve our commercial execution and customer service.
We're also building our e-commerce and direct-to-consumer capabilities, which further expand our sales reach to consumers. The strength of our on-trade customer relationships, enhanced through programmes such as Diageo Reserve World Class and Diageo Bar Academy, inspire and educate bartenders in the craft of mixology while supporting advocacy and quality serves of our brands.
Our route to consumer is a key competitive advantage, underpinned by a supply chain that is resilient, agile, efficient and sustainable. We manage diverse supply chains, from gins and beers to aged whiskies and tequilas and we have a proven ability to respond at pace in complex and volatile environments.
Read more on pages 34-35.

1. IWSR, 2021 – retail sales value (RSV) CAGR 2011-2021

2. Global Data, 2021
3. IWSR, 2021

4. World Bank, 2022
5. Numerator

Business description (continued)
Financial strength and a culture of efficiency
We expect to deliver organic net sales growth consistently in the range of 5% to 7%, and organic operating profit growth sustainably in the range of 6% to 9%, for fiscal 23 to fiscal 25. Sustainable top-line growth and productivity savings enable smart re-investment to drive long-term growth. These investments include expanding our production capacity, such as new whiskey distilleries in North America and China; adding new consumer experiences, including the Johnnie Walker Princes Street visitor experience in Edinburgh; and strengthening our digital capabilities.
We have a consistent and disciplined approach to capital allocation, prioritising investment in the business to deliver sustainable and efficient organic growth, and pursuing acquisitions that strengthen our exposure to attractive categories. Excess cash is returned to shareholders.
We have a track record of growing shareholder value, and have increased our full-year dividend per share every year since 2001, including during Covid-19. Over the last 20 years, our absolute dividend per share has increased 220% and over the last five years, we have returned £7.9 billion to shareholders through share buybacks.
Read more on pages 22 and 23.

Highly engaged people and agile culture
Our people and culture are key enablers in delivering our Performance Ambition. Our culture connects our people. And their shared purpose and passion for our brands drives ownership of performance. This year, 90% of respondents to our Your Voice survey told us they are proud to work for Diageo.6
Read more on pages 30-31.

And a commitment to shaping a more sustainable future
Doing business in the right way is fundamental to our Performance Ambition. We want to create a positive impact on our company, within our communities and for our society. And we are delivering this through our ‘Society 2030: Spirit of Progress’ ESG action plan. Our priorities in sustainability, inclusion and diversity, and promoting positive drinking reflect the most material issues affecting our company, our people, our brands, our suppliers and our communities. We strongly believe that our ESG ambitions are a source of commercial advantage and are fundamental to attracting and retaining the best talent, building deep consumer loyalty, increasing innovation, and driving efficiency and resilience across our operations.
Read more on pages 32, 38-49 and 57.

6. 88% of our global employees completed the survey (fiscal 21: 88%)

Business description (continued)
Chief Executive's statement

Another year of strong performance

I am very pleased with our fiscal 22 results. In the face of unprecedented political and economic volatility, my 27,987 colleagues have worked tirelessly to deliver another year of strong performance.

Reported volume movement 2022: 10.3%↑ 2021:9.9% ↑	Volume movement 2022: 10.3% ↑ 2021: 11.2% ↑
Reported net sales movement 2022: 21.4% ↑ 2021: 8.3% ↑	Net sales movement 2022: 21.4% ↑ 2021: 16.0%↑
Reported operating profit movement 2022: 18.2%↑ 2021: 74.6%% ↑	Operating profit movement 2022: 26.3% ↑ 2021: 17.7%↑

The operating environment was even more challenging in the second half with stronger headwinds from inflation, supply chain disruptions and geopolitical events. Diageo has responded to these challenges with agility and resilience, reflected in the strength of this year’s results.
Although there is more to do, I am proud of the progress we have made against our ‘Society 2030: Spirit of Progress’ ESG action plan, and the support we are giving to our colleagues, customers and the communities where we operate. Read more on pages 38-46 and 50-53.
As Javier notes, we are in the process of winding down our business in Russia. We are providing support to our employees across the region and doing what we can to assist the humanitarian effort, including pledging €2 million to aid organisations. Our thoughts are with everyone affected by the conflict in Ukraine, including all those concerned for family, friends and colleagues.

Performance
For the full year, reported net sales increased 21.4%, primarily driven by strong organic growth, also up 21.4%, with strong double-digit growth across all regions. Growth reflects continued recovery in the on-trade, resilient consumer demand in the off-trade and market share gains. This performance was also underpinned by favourable industry trends of spirits taking share of total beverage alcohol (TBA) and premiumisation.1 Our premium-plus brands contributed 57% of reported net sales and drove 71% of organic net sales growth. Organic volume growth was 10.3% and price/mix was up 11.1%, reflecting positive mix from strong performance in super-premium-plus brands, and mid-single digit price growth driven by price increases across all regions. Overall, we grew or held off-trade market share in over 85% of total net sales value in measured markets.2
Reported operating profit, up 18.2%, was primarily driven by a 26.3% increase in organic operating profit – with growth across all regions. Reported operating margin decreased 77 basis points (bps), driven by organic margin growth which was more than offset by exceptional operating items of £388 million. Despite increased cost inflation and 24.7% growth in organic marketing investment, we delivered a 121bps improvement in organic operating margin. This reflected a strong recovery in organic gross margin and leverage on operating costs. Organic gross margin was driven, primarily, by positive mix from premiumisation and the recovery of the on-trade channel. It also benefitted from improved fixed cost absorption from volume growth. Price increases and supply productivity savings more than offset the absolute impact of cost inflation.
Reported and organic net sales were up across all key categories, with particularly strong growth in scotch, tequila and beer. Our global giants grew organic net sales by 22%, with all brands in growth and Johnnie Walker up 34%. Our Reserve brands grew 31%, largely driven by Casamigos, up 90%, Don Julio, Johnnie Walker Reserve variants, Chinese white spirits and scotch malts.
Our local stars grew 14%, largely driven by double-digit growth in Buchanan’s, and growth in Chinese white spirits, Crown Royal and Old Parr. Windsor and Bundaberg organic net sales were down 9% and 4%, respectively.
Basic earnings per share increased 23.2%, primarily driven by organic operating profit growth, partially offset by higher tax and exceptional items. Basic earnings per share before exceptional items increased 29.3%. We delivered free cash flow of £2.8 billion this year, a decline of £0.3 billion, due to lapping an exceptionally strong working capital benefit in fiscal 21.

1. ISWR, 2021
2. Internal estimates incorporating AC Nielsen, Association of Canadian Distillers, Dichter and Neira, Frontline, Intage, IRI, ISCAM, NABCA, Scentia, State Monopolies, TRAC, Ipsos and other third-party providers

Business description (continued)
Reported net sales by category

●	Scotch	●	Liqueurs
●	Vodka	●	Gin
●	US whiskey	●	Tequila
●	Canadian whisky	●	Beer
●	Rum	●	Ready to drink
●	IMFL whisky[3]	●	Other

Doing business the right way
I firmly believe that Diageo’s commitment to sustainability, inclusivity, diversity and promoting positive drinking through our ‘Society 2030: Spirit of Progress’ ESG action plan is a source of commercial advantage, and ensures we attract and retain the most talented employees.
At Diageo, we want people who choose to drink, to ‘drink better, not more’. There is no alcoholic drink of moderation, only a practice of moderation, and we are determined to provide consumers with the information they need to make informed choices. The prevalence of harmful drinking – including heavy episodic, or binge drinking, and underage drinking – has been falling in many regions over the last decade. There is, however, much more to do and all of us in the industry have an important role to play in reducing the harmful use of alcohol, in partnership with governments and civil society.
Wrong Side of the Road, a hard-hitting new programme to support changes in attitudes to drink driving globally, has reached over 500,000 people in 24 countries since it was launched in May 2021. And SMASHED, our award-winning programme focussed on tackling underage drinking, is now running in 26 countries and has educated over 607,374 people in fiscal 22. DRINKiQ, our responsible drinking tool, is now available in 73 countries and 23 languages, delivering early achievement of one of our 2030 goals.4 We also made significant progress against our target to reach one billion people with dedicated responsible drinking messages by 2030. Read more on pages 38-40 and 50.
I’m also very proud that we continue to make progress in building a more inclusive and diverse company: 64% of Diageo’s Board are female and the percentage of female leaders globally is now 44%. And 45% of our Board and 41% of leaders globally, including our Executive Committee, are ethnically diverse. Read more on pages 41-43, 50-51 and 175.
As Javier explains, we have made progress this year in the delivery of our grain-to-glass sustainability goals, with a focus on preserving water for life, accelerating to a low-carbon world and becoming sustainable by design. Read more on pages 44-46 and 51-53.

Delivering growth
We have set new medium-term guidance for consistent and sustainable growth for fiscal 23 to fiscal 25, and an ambition to deliver a 50% increase in our value share of the TBA market, from 4% to 6%, by 2030. This ambition rests on our view of the attractive fundamentals of TBA combined with our determination to become the best brand builders in the world. I am pleased with the progress we have made towards this ambition, having increased our TBA share to 4.6% in 2021.5 This share gain was more than any of our peers and two times more than our largest competitor6.
I believe Diageo’s performance demonstrates the consistent delivery of our strategy: focussing on agility, efficiency, commercial execution, sustained investment, and above all, understanding and responding to our consumers through culturally relevant marketing, innovation and active portfolio management. During the year, we continued to invest for the future across production capacity, digital capabilities and consumer experiences, opening Johnnie Walker Princes Street in Edinburgh and announcing investments in Guinness experiences in Chicago and London.
We also continued to shape our portfolio towards attractive categories by acquiring 21Seeds and Mezcal Unión. We also acquired Vivanda, owner of the flavour matching technology behind ‘What’s Your Whisky’ and the ‘Journey of Flavour’ at Johnnie Walker Princes Street in Edinburgh. This acquisition supports our ambition to provide customised and interactive experiences for consumers

Business description (continued)
across all channels and is part of the acceleration of the digital transformation journey we embarked upon in 2017. We sold Picon and the Meta Abo Brewery, in Ethiopia, and announced an agreement to dispose of the Windsor business. And in May 2022, United Spirits Limited announced an agreement to sell and franchise a portfolio of Indian Popular brands.
We are proud that, in June 2022, we captured eight of the top ten positions in the Drinks International ‘Millionaires’ Club’ – an annual list featuring the fastest growing spirits brands around the world, which achieve annual sales volumes exceeding one million nine-litre cases. Consistent investment in our brands has been a key enabler of quality market share gains and we will continue to invest in their growth.

Outlook
Looking ahead to fiscal 23, we expect the operating environment to be challenging, with ongoing volatility related to Covid-19, significant cost inflation, a potential weakening of consumer spending power and global geopolitical and macroeconomic uncertainty. Notwithstanding these factors, I am confident in the resilience of our business and our ability to navigate headwinds.
I believe we have an advantaged portfolio with extraordinary brands across geographies, categories and price points. And we continue to actively shape our portfolio to fast-growing categories through innovation and acquisitions. We are staying close to our consumers, and our digital tools and data capabilities are enabling us to quickly understand trends and execute with precision. Continued smart re-investment is being fuelled by our culture of everyday efficiency. And our expertise in revenue growth management is enabling strategic pricing actions. In addition to our everyday efficiency savings, as we continue to build a more agile and sustainable business, we have initiated a new supply chain agility programme, spanning a five-year period from fiscal 23. We expect this programme to strengthen our supply chain, improve its resilience and agility, drive efficiencies, deliver additional productivity savings and make our supply operations more sustainable. The programme is expected to have a five-year payback period, with the majority of savings delivered in fiscal 25 and beyond.
We are executing our strategic priorities, including our ambitious 10-year ESG action plan. And I am confident that we are well-positioned to deliver our medium-term guidance for fiscal 23 to fiscal 25 of organic net sales growth consistently in the range of 5% to 7% and organic operating profit growth sustainably in the range of 6% to 9%.

Ivan Menezes
Chief Executive

3. Indian-Made Foreign Liquor (IMFL) whisky
4. Our promote positive drinking goal is to ‘Champion health literacy and tackle harm through DRINKiQ in every market where we live, work, source and sell’ (where it is legally permissible). Read more on page 50
5. Diageo retail sales value % share of TBA for calendar year 2021, IWSR, 2021
6. IWSR, 2021

Business description (continued)
Our market dynamics

An attractive industry with a runway for growth

Our markets are shaped by long-term consumer, economic, cultural and social trends, and the regulatory environment. Total beverage alcohol (TBA) is resilient, and we believe the long-term trends for our industry are attractive.
Drinking occasions and practices vary, depending on local culture and traditions. We believe that drinking in a responsible way can be part of a balanced lifestyle in many societies around the world.

Retail sales value of total global alcohol market1
£865 billion

Total equivalent units of alcohol sold2
5 billion

New legal purchase age consumers expected to enter the market by 20323
600 million

1. IWSR, 2021
2. IWSR, 2021
3. World Bank, 2022

CONSUMERS WANT TO ‘DRINK BETTER’
Consumers are seeking new experiences and higher quality products
When it comes to beverage alcohol, consumers are ‘drinking better, not more’1 – increasingly choosing brands and categories that offer superior quality, authenticity and taste. This premiumisation trend is supported by product innovation fuelled by higher levels of prosperity and disposable income – and coupled with a greater desire to explore new experiences, ingredients and serves for social occasions.
Higher price spirits tiers grew 7 times faster than the total spirits category
IWSR, 2021, volume CAGR for the period 2011 to 2021
Impact
Over the last 10 years, brands in higher price tiers have grown volume faster than those in lower price tiers.2 Consumers are buying a broader range of premium products, including no- and lower-alcohol drinks, that reflect their diet and lifestyle choices and their interest in natural ingredients and craft production.
Our response
We have built an industry-leading portfolio of Reserve brands – through focussed investment, brand building, the creation of a dedicated management team – and, in many countries, a dedicated route to market. Through the development of our Reserve portfolio, we are able to influence the evolution of luxury spirits across different categories and occasions, including super premium scotch and tequila.
We are also growing brands of the future, including no- and lower-alcohol choices. We do this through a combination of acquisition, by developing our own brands, and investing in entrepreneurs through the Diageo-backed accelerator programme, Distill Ventures.
This market dynamic aligns with these strategic priorities:
Sustain quality growth, Embed everyday efficiency, Invest smartly, Promote positive drinking, Pioneer grain-to-glass sustainability

Business description (continued)
CONSUMERS ARE INCREASINGLY CHOOSING SPIRITS
Consumers who drink alcohol are increasingly choosing spirits over beer and wine
This is a long-term trend we see occurring across the globe. In markets where spirits is a less mature category, mainstream spirits brands can offer quality and affordability. In more mature markets, premium core and Reserve brands offer variety and new experiences.
+7% increase in spirits share of total beverage alcohol
IWSR, 2021, between 2011 to 2021
Impact
In markets such as the United States, household penetration of spirits has grown ahead of wine and beer. And this accelerated during the pandemic. This was driven by consumers adding cocktails more often to their ‘at home’ repertoires, whilst the spirit-based ready-to-drink category benefitted from increased consumption across more occasions.3 In many emerging markets, spirits penetration is still low compared to developed markets, with potential for future growth.
Our response
Our broad, global portfolio across categories and price points provides consumers with product choices to suit different occasions and their disposable income. Our innovation is driven by our consumer insight on trends and occasions, ensuring we provide choices to suit evolving consumer attitudes and motivations.
This market dynamic aligns with these strategic priorities:
Sustain quality growth, Embed everyday efficiency, Invest smartly, Promote positive drinking

AN EMERGING MIDDLE CLASS WHO CAN AFFORD INTERNATIONAL-STYLE SPIRITS
Global economic development is driving the emergence of consumers with higher disposable income
These consumers are seeking new, aspirational experiences and driving demand for quality drinks at a range of price points. They are also moving away from illicit alcohol, which is estimated to account for around 25% of global alcohol sales despite the associated health risks and loss of tax revenue for governments.4
600m consumers expected to join 'middle class and above' income bracket by 2032
World Bank, 2022
Impact
Demand for international-style spirits is rising. Around 600 million new legal purchase age consumers5 are expected to enter the market globally by 2032. Over the same period, we expect hundreds of millions of additional consumers to be able to afford international-style spirits.
Our response
We have built a portfolio of lower price point options, such as Smirnoff X1 in Africa, McDowell’s No. 1 in India and Black & White in Latin America. As emerging market consumers’ disposable incomes rise, these products give them access to quality at affordable prices and enable us to help shape responsible drinking trends.
This market dynamic aligns with these strategic priorities:
Sustain quality growth, Embed everyday efficiency, Invest smartly, Promote positive drinking

1. IWSR 2021
2. IWSR 2021
3. Numerator 2022
4. WHO 2021
5. World Bank 2021

Business description (continued)
CONSUMERS ARE CHANGING HOW THEY SOCIALISE
Consumers in developed markets are moving towards lower-tempo, food-related occasions
As the on-trade has reopened following the pandemic, high-tempo, late-night occasions are recovering. However, the long-term shift towards occasions before, during and after meals, and in choices that suit ‘at home’ occasions, persists.
+7% increase in lower-tempo share of TBA occasions in Great Britain
Kantar, 2022, between 2018 to 2022

Impact
Spirits, which are versatile and adaptable, are benefitting from the recovery of high-tempo socialising, as well as the long-term shifts in consumers’ discovery of new serves which are suitable for a broader range of occasions.
Our response
Our consumer insight enables us to innovate within existing brands, anticipate new consumer occasions and meet emerging consumer demand. This insight is supported by our ability to develop and launch products and campaigns rapidly and effectively, reaching the right consumers fast. This year, we launched Johnnie Walker Blonde in six markets globally to recruit new scotch consumers, using a refreshing long serve to appeal to casual, lower-tempo occasions. After a successful launch, we’ll be extending Johnnie Walker Blonde to more markets in fiscal 23.
This market dynamic aligns with these strategic priorities:
 Sustain quality growth, Invest smartly,Promote positive drinking

CONSUMERS ARE CHANGING HOW THEY BUY
Digital and technology are changing the way consumers find and buy our brands.
Online shopping for alcohol is still low compared to other retail categories, but it continues to be a fast-growing channel that dramatically accelerated during the pandemic. Consumers are increasingly using the internet to discover and learn about brands and products.
+16% retail sales value growth of global e-commerce TBA
IWSR, 2021

Impact
The lines between channels are blurring as consumers expect a seamless omnichannel experience. And as regulations continue to evolve and e-commerce expands further, digital channels will play an ever-increasing role in bringing our products to consumers.
Our response
Our mission is to delight consumers across both digital and physical touchpoints, transforming our route to consumer approach. We continue to build strength on key platforms, such as Amazon in Europe and Drizly in the United States, whilst development of our owned e-commerce channels and capabilities has been a key global focus this year. We rolled out TheBar.com to four new markets and re-launched in one; upgraded and repositioned malts.com as the digital hub for our Scotland brand homes and distilleries; and extended Diageo Rare & Exceptional to a global audience. These channels enable us deepen our relationship with consumers, as well as help them find the right drink for the right occasion.
This market dynamic aligns with these strategic priorities:
Sustain quality growth, Invest smartly,Promote positive drinking

Business description (continued)
Luxury tequila positioned for premiumisation in North America
In North America, tequila accounts for 15% of total spirits retail sales value and is gaining share. It continues to premiumise at pace, with premium price tiers growing the fastest.1
Our luxury tequila portfolio includes Don Julio 1942, which is the number one luxury spirit brand variant by retail sales value in the United States.2 Its success as a luxury icon has been driven by a combination of outstanding liquid and powerful brand building, deeply rooted in culture. We’ve built consumer desire over the past decade through targeted distribution, influencer partnerships and cultural collaborations.
This year, under the Don Julio brand, we launched two new luxury innovations in North America, both of which exceeded expectations on launch. This included Don Julio Primavera, a limited edition Reposado tequila finished in European casks which previously held wine infused with macerated orange peel; and Don Julio Ultima Reserva, a 36-month aged luxury Extra-Añejo tequila, making use of the final agave harvest planted by Don Julio González and his family in 2006. Both variants are built on key consumer insights. Don Julio Primavera drives relevance within informal and outdoor daytime occasions, whilst Don Julio Ultima Reserva delivers an authentic and credible brand experience, coupled with eye-catching packaging.
1. IWSR 2021
2. Nielsen + NABCA combined, 2021

A COMPLEX REGULATORY ENVIRONMENT.
The beverage alcohol industry is highly regulated
Regulation varies widely around the world, often evolving in response to changes in society. Compliance with law and regulation wherever we operate is a minimum requirement, and we have long understood that a responsible alcohol company must go beyond mere compliance.
We are proud of our brands and we want them to be enjoyed responsibly. Through our work, we are aligned with the World Health Organization’s goal of reducing harmful drinking by 10% by 2025. We also advocate policies and industry standards, including minimum legal purchase age laws and maximum blood–alcohol concentration driving limits, in countries where these are not already in place.

607,374 young people, parents and teachers educated on the dangers of underage drinking this year
Diageo, fiscal 22

Impact
While most people who choose to enjoy alcohol do so responsibly, the misuse of alcohol can harm individuals and those around them, damage our industry’s reputation and make it harder for us to create value.

Our response
We want to offer consumers the opportunity to ‘drink better, not more’ – an approach that is rooted in our social values and aligns with our business model as a producer of premium drinks. We're committed to promoting moderation while campaigning to reduce harmful drinking and advocating for better laws and industry standards. Our approach to positive drinking includes ambitious targets for areas in which we can have the greatest impact in reducing harm: drink driving, underage drinking and binge drinking.

This market dynamic aligns with these strategic priorities:
 Sustain quality growth, Embed everyday efficiency, Promote positive drinking

Business description (continued)
CONSUMERS EXPECT BUSINESSES TO ACT RESPONSIBLY
Consumers are increasingly challenging businesses to show how they make a positive impact across all aspects of society
They expect to see that businesses are generating wealth, fostering inclusion and diversity, respecting human rights, supporting their communities and acting on important societal and environmental issues, including climate change and water stress.

56% of global households expected to be 'Eco Actives' (the most environmentally conscious shoppers) by 2031
‘Who Cares, Who Does?’, Kantar, 2021

Impact
Earning trust and respect is fundamental to achieving our ambition. We know our brands must continue to play an active role in society to meet consumer demands. This must be underpinned by a business that reduces environmental impact and promotes inclusive economic growth, while making sure that we do business with integrity and respect for human rights.

Our response
The 25 goals in our ‘Society 2030: Spirit of Progress’ ESG action plan provide a platform for many of our global brands’ sustainability programmes. These include Baileys’ launch of the Sustainable Farming Academy in Ireland; Guinness’ regenerative agriculture plans; and a circular packaging pilot with Smirnoff and Captain Morgan in South East Asia. This year, we started removing cardboard gift boxes from our premium scotch portfolio, increased spend with diverse suppliers by more than 50%, and have trained over 190,000 hospitality workers through the Diageo Bar Academy. In response to the conflict in Ukraine, we’ve pledged €2 million via The Red Cross and Care International UK for immediate humanitarian aid, and pivoted our Learning for Life programme in Europe to support Ukrainian refugees into work.

This market dynamic aligns with these strategic priorities:
Sustain quality growth, Invest smartly, Promote positive drinking, Champion inclusion and diversity, Pioneer grain-to-glass sustainability

Unlocking the omnichannel Scotch whisky opportunity through malts.com
We are actively building our omnichannel participation through a number of initiatives. In scotch, malts.com is our direct-from-distillery platform, offering consumers access to our scotch portfolio, connecting them with our community of whisky makers, and providing a central hub to plan visits and book tickets to our Scotland brand homes, wherever they are.
This year, we re-launched malts.com across five markets with a new look and feel to reflect the changing values of our growing audience. Designed with more than just an e-commerce platform in mind, we set out to create a premium destination for experiences, exclusive and personalised products, gifts and events. This allows us to nurture a relationship with our consumers directly, whilst maintaining relevance with consumer trends and behaviours.

Business description (continued)
Our business model

Creating a truly sustainable business for the long term

We deliver our strategic priorities through a business model that leverages global and local expertise, has the consumer at its heart and puts our responsibilities to our stakeholders front and centre.
Since launching our ‘Society 2030: Spirit of Progress’ ESG action plan, we've set out to help create a more inclusive and sustainable world, creating a positive impact in our company, with our communities and for our society.

Our enablers

Our people
We're proud of our people, whose passion, commitment and specialist skills make the difference. 27,987 people

Our brands
We have a leading portfolio of iconic brands. Its breadth across categories and price points offers choice for every taste and celebration. 200+ brands

Our relationships
From grain to glass, strong, trusted relationships with all our stakeholders are essential to our business. 180+ countries

Our insight and know-how
Our in-country sales and marketing teams give us greater agility and enhanced insight, so we can anticipate the diverse needs of our consumers and customers.

Our infrastructure
We have a global network of sites devoted to research and development, distillation, maturation, brewing, warehousing and packaging of spirits and beer. 132 sites globally

Our financial strength
We believe attractive margins, a strong balance sheet and solid free cash flow give us the financial strength to execute our strategic priorities and deliver strong shareholder returns over the long term.

What sets us apart

Our brand portfolio and geographic footprint
We actively manage our leading brand portfolio to ensure we offer consumers a broad range of products across regions, categories and price points. We have leading positions in many of the markets that are expected to contribute most to medium- and long-term industry growth.

Our track record in innovation and brand building
To recruit consumers, we innovate across centuries-old brands such as Johnnie Walker, Tanqueray and Guinness, and develop, grow and acquire new brands such as Seedlip, Chase Distillery and 21Seeds. We use our archives in Scotland and Ireland, two of the largest and most comprehensive in the drinks industry, to provide a rich source of inspiration for our brands. Our creative expertise is enhanced through the use of data and tools, which we use to develop a deep understanding of our consumers and customers. We call this combination ‘creativity with precision’.
Read more about our strategic priorities on pages 1932-46 and our principal risks and risk management on pages 42 82-92.

1. Data points refer to fiscal 22 unless otherwise stated
2. 88% of global employees completed our Your Voice survey (fiscal 21: 85%)
3. Net promoter score is an internally generated metric that indicates the likelihood that suppliers surveyed would recommend Diageo as a preferred business partner, as of November 2021
4. Oxford Economics, 2022 for calendar year 2021

Business description (continued)
Our business activities

Consumer insights
We continually evolve our data tools to understand consumers’ attitudes and motivations. We convert this information into insights which enable us to respond with agility to our consumers’ interests and preferences.

Sourcing
From smallholder farmers in Africa and Mexico to multinational companies, we work with our suppliers to procure high-quality raw materials and services, with environmental sustainability in mind. Where it is practicable, we source locally.

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
90% of respondents are proud to work for Diageo2

For our consumers
We are passionate about the role our brands play in celebrations globally. We are committed to promoting moderation and reducing alcohol misuse.
456 million people reached with moderation messages from our brands

For our customers
We work closely with customers to build sustainable ways of working that help grow their businesses through great insight and execution.
3.3 million bar professionals used the Diageo Bar Academy website

For our communities
We help build thriving communities by making lasting contributions where we live, work, source and sell.
>158,000 people benefitted from our community programmes

For our suppliers
We partner with suppliers to ensure long-term, mutually beneficial relationships. Respect for human rights is embedded throughout our global value chain.
+39 supplier net promoter score3

Business description (continued)
For our investors
We aim to maximise long-term shareholder returns through consistent, sustainable growth and a disciplined approach to capital allocation.
11% compound annual growth rate in total shareholder return over 10 years

For governments and regulators
We contribute to economic and development priorities and advocate laws that protect communities where these are not already in place.
£900,000 estimated economic benefit generated for every £1 million we contribute to national GDP4

Our relationships with the trade
Through Diageo Reserve World Class and Diageo Bar Academy programmes, we continue to build a network of relationships with bartenders, customers and distributors that provides us with a strong route to our consumers.
Our expertise in distillation and brewing
Our supply chain teams are the guardians of our brands’ quality and craftsmanship. Their skills and experience range from the craft of barrel-making and coppersmithing, to blending scotch, brewing premium beer, designing packaging and ensuring our complex modern supply operations are working to the highest standards.

1. Data points refer to fiscal 22 unless otherwise stated
2. 88% of global employees completed our Your Voice survey (fiscal 21: 85%)
3. Net promoter score is an internally generated metric that indicates the likelihood that suppliers surveyed would recommend Diageo as a preferred business partner, as of November 2021
4. Oxford Economics, 2022 for calendar year 2021

Business description (continued)
Our people

Highly engaged people, and advantaged culture

At Diageo, we are committed to building an engaging and inclusive culture that empowers our people to thrive and grow.

Advantaged culture fuelled by our people’s passion for our brands and business
Our most valuable assets are the 27,9871 people who work in our business every day, with an incredible passion for our brands, strong ownership mindset and accountability for delivering our Performance Ambition. Diageo’s culture is rooted in this deep sense of purpose, passion and personal connections to our brands and each other. The Your Voice survey gives us the opportunity to hear from our people on how they are experiencing work at Diageo; the output of which further shapes our culture. This year, our Employee Engagement Index increased by 1 percentage point to 82%, and our Employer Advocacy score for working at Diageo improved by 5% versus last year.

Commitment to our people’s wellbeing
We believe that our people are most productive when they are physically and mentally thriving, emotionally balanced, financially secure, and socially connected. Recently, we launched our Global Wellbeing Philosophy, outlining our commitment to creating an environment where people can thrive, along with practical frameworks and tools to support our people in managing their wellbeing. In addition to local wellbeing initiatives, such as free Wellbeing Day and Mental Health capability programmes, we are designing our new office spaces with wellbeing at the heart. For example, our new Global Headquarters in Soho, London is equipped with wellness and fitness classes.
82% Employee Engagement Index2
(+1 vs 2021)
80% Diageo is sufficiently supporting my health and wellbeing2
(+2 vs 2021)

Unlocking the growth and potential of our people
Our talent strategy helps us to develop the best talent for Diageo by providing our people with the right developmental experiences to grow and develop. During fiscal 22, the number of international moves undertaken by our people increased by 32%, demonstrating our continued investment in developing our talent and building a longer-term talent pipeline. We are making significant progress in acquiring the best and most diverse talent externally, by digitising our recruitment processes and making it easy for our people to refer great talent. Similarly, our new offer and onboarding process has significantly reduced our ‘time to fill roles’, supporting us in attracting and accelerating the performance of new joiners.

Enabling a culture of agility and experimentation
To create speed and agility in a dynamic and volatile environment, we are simplifying our internal processes through the Radical Liberation programme – a series of interventions to reduce and stop processes that get in the way of us performing at our best. Also, we are forming more cross-functional, cross-market teams to leverage diversity, create a culture of experimentation and provide learning opportunities for our people. This has enabled us to quickly launch and scale new initiatives, such as the pan-African Johnnie Walker ‘Keep Walking’ campaign which launched across Africa in fiscal 22 and delivered significant growth for the brand.

Average number of employees by region by gender[3]
Region[5]	Men	%	Women	%	Not declared[4]	%	Total
North America	1,719	59%	1,150	40%	28	1%	2,897
Europe	5,487	58%	3,914	41%	59	1%	9,460
Asia Pacific	5,634	69%	2,481	30%	89	1%	8,204
Africa	2,445	67%	1,185	32%	18	0%	3,647
Latin America and Caribbean	2,349	62%	1,398	37%	32	1%	3,779
Total	17,634	63%	10,127	36%	226	1%	27,987

Business description (continued)

Average number of employees by role by gender[3]
Role	Men	%	Women	%	Not declared[4]	%	Total
Executive	8	62%	5	38%	0	0%	13
Senior manager[6]	304	56%	239	44%	1	0%	544
Line manager[7]	2,299	66%	1,155	33%	11	0%	3,465
Supervised employee[8]	15,022	63%	8,729	36%	213	1%	23,965
Diageo (total)	17,634	63%	10,127	36%	226	1%	27,987
1. This data is correct as of 30 June 2022
2. This is based upon the respondents to the fiscal 22 Your Voice engagement survey
3. This data has been compiled based on the proportion of employees who have identified their gender identity as male, female or undisclosed, and will not be fully representative of the gender identity or diversity within our employee population
4. This data represents the proportion of employees who have chosen not to disclose their gender identity as male or female
5. Employees have been allocated to the region in which they reside
6. Top leadership positions in Diageo, excluding Executive Committee
7. All Diageo employees (non-senior managers) with one or more direct reports
8. All Diageo employees (non-senior managers) who have no direct reports

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
[EG] [CVC] [CT]
Delivering sustained, quality growth is not new to us. Brands such as Guinness, Johnnie Walker and Crown Royal show how the right approach to quality, brand building, innovation and investing for the long term can build lasting value. To sustain quality growth, we focus on developing the successful new brands of the future; on growing volume, price and mix – what we call Revenue Growth Management (RGM); on executing the most effective route to our consumers; and on working with governments and stakeholders around the world to ensure our brands compete on a more equal playing field for alcohol taxation and regulatory policy.
Read more about how we are responding to our market dynamics on pages 22-26.

Progress in fiscal 22
•Leveraged RGM in challenging inflationary environment, upweighting strategic pricing capabilities
•Launched innovations including Johnnie Walker High Rye, Don Julio Ultima Reserva and Gordon’s Pink 0.0. Also launched Smirnoff Raspberry Crush Vodka Lemonade RTD, Cîroc Vodka Spritz, Bulleit Crafted Cocktails and Seedlip RTDs, supporting expansion of ready to drink portfolio
•Launched no-alcohol portfolio in additional markets
•Continued to actively manage our portfolio of brands, announcing: an agreement to sell the Windsor business; the sale of Picon, the French liqueur brand, and of the Meta Abo Brewery in Ethiopia; and an agreement by United Spirits Limited to dispose of and franchise select Popular brands in India
•Enhanced and relaunched malts.com as a digital hub for our Scotland brand homes and distilleries; relaunched TheBar.com, our flagship direct-to-consumer site, in Great Britain; and introduced it in the United States, Venezuela, Mexico and Kenya

Looking ahead to fiscal 23
•Continue to drive quality market share
•Continue to embed RGM plan globally to reduce impact of cost inflation and support long-term growth
•Accelerate the transformation and integration of our digital capabilities, tools and platforms across marketing and global sales

Building the luxury opportunity
Our super-premium-plus portfolio of luxury brands grew 31% this year, contributing 27% of our reported net sales.
As the premiumisation trend evolves, so too has the idea of luxury. And we're seizing the opportunity to position our brands for further sustained growth with a more diverse, luxury consumer looking for unique and personalised experiences.
The Singleton has introduced a new generation of consumers to single malts through its accessible, fresh and distinctive perspective. Its simplified portfolio and refreshed brand image are recruiting more diverse consumers.
In China, the fastest growing single malt market1, we are building the brand at the high end of the luxury market. We have invested in unique innovations such as The Singleton 39-Year-Old (Epicurean Odyssey Series) and created experiences that highlight the brand’s most aged variants - contributing to an increase in share2.
In Great Britain, we launched our ‘This will be Good’ campaign in October 2021, including the brand’s first ever television advertisement, which brings to life the delicious taste of The Singleton. As part of the campaign, we partnered with celebrated tastemaker Monica Galetti to create delicious recipes and cocktails featuring The Singleton. Our plans are delivering results, with The Singleton now the fastest growing single malt in the United Kingdom3.

1. Of top 15 single malt markets globally by retail sales value, IWSR, 2021
2. SmartPath and Think&Do: rolling 12 months to 31 March 2022
3. Of top 20 single malt brands by retail sales value, IWSR, 2021

Business description (continued)
Guinness: building for the long-term
When it comes to quality growth, Guinness is showing the way. After a period of challenged performance followed by the closure of bars and pubs during Covid-19, the iconic brand is reaping the dividends of a strategy that builds on its legacy of ‘power, goodness and communion’, embedding its place in culture and attracting a more diverse consumer base.
Guinness is our second biggest brand4 and the work we are doing to deliver its ambition of becoming the ‘most creative, innovative and sustainable beer in the world’ is yielding results. This year, organic net sales grew 32%.
4. By organic net sales value

Coming alive in culture
Guinness’ distinctive voice is informed by deep consumer insight and powered by precision marketing to ensure it connects with key cultural moments. In August 2021, Guinness launched its first pan-African campaign in five years: Black Shines Brightest. Inspired by the bold and unique beer, Guinness Foreign Extra Stout, the campaign celebrates African creativity and ingenuity, and features some of the best-known local culture makers, including Ghanaian choreographer Incredible Zigi; Nigerian designer Adebayo Oke-Lawal, and Kenyan media personality Adelle Onyango. Proving that it resonated locally, Black Shines Brightest led to the recruitment of 1.5 million new Guinness drinkers across Africa during fiscal 22.

Innovation for new consumer occasions
Our recent award-winning dispense innovations and our liquid innovations have been focussed on ensuring high-quality Guinness is accessible in emerging occasions at home and in new places and spaces, no matter their size or physical setup. Following the successful launch of Guinness MicroDraught in pubs, restaurants and bars, we launched a limited first release for consumers in Great Britain in December 2021. This launch delivered Guinness Draught on tap in consumers’ homes for the very first time. And we also introduced Guinness NitroSurge in Ireland this year. It provides an easy new way to experience the famous ‘surge and settle‘ at home, increasing the number of occasions in which consumers choose Guinness.

Investing for the long-term
In addition to our investments in innovation and marketing, we also announced, this year, investments in two, new Guinness visitor experiences that are due to open in Chicago and London in 2023. And to support our sustainability ambitions, in February we embarked on a three-year regenerative agriculture pilot in Ireland, to highlight opportunities to reduce the carbon emissions of barley production.

Embed everyday efficiency
Everyday efficiency creates the fuel that allows us to invest smartly and sustain quality growth. At its heart, everyday efficiency is a mindset and a culture, which everyone in Diageo is encouraged to bring to life in their daily work.

Delivering our strategic outcomes
Embedding everyday efficiency contributes to the delivery of our strategic outcomes of Efficient growth and Consistent value creation.

We want to ensure our resources are deployed where they are most effective. This means using technology and data analytics to make better, faster decisions and to work in a more agile way. It also means simplifying our business so that we can liberate our teams to better meet the needs of our consumers and customers. At the same time as freeing resources to focus on great performance, everyday efficiency generates savings that we can reinvest smartly.
Read more about how we are responding to our market dynamics on page 22-26.

Progress in fiscal 22
•Continued to scale efficiencies by embedding a new operating model across global supply and procurement
•Rolled out Diageo One, our digital marketplace for customers, to seven further countries, now covering over 43,000 customers
•Continued to improve process controls in our supply operation to reduce waste, optimise the use of raw materials, and unlock efficiencies through the introduction of additional automation
•Enhanced EDGE365 capabilities through the introduction of an automated contract management function in the application

Looking ahead to fiscal 23
•Enhance focus on everyday efficiency and productivity
•Initiate supply chain agility programme, spanning five years from fiscal 23, to strengthen our supply chain, improve its resilience and agility, drive efficiencies, deliver additional productivity savings and make our supply operations more sustainable. Programme expected to have a five-year payback period, with the majority of savings delivered in fiscal 25 and beyond
•Continue to innovate with EDGE365, adding capabilities to further improve customer service and efficiency
•Extend usage of Diageo One
•Accelerate the development and progress of the digitalisation of our marketing and sales operations
•Continue investment in data analytics and automation

Business description (continued)
EDGE 365: digitalisation to enhance efficiency and support growth
EDGE365, our digital sales tool, delivers a globally consistent way of selling and supports our ambition to be our customers’ preferred business partner. Launched in 2019, it’s used in 23 countries covering over 67% of our reported net sales, to add value for our customers – the pubs, bars, restaurants and stores that sell our products.
The tool provides real-time access to insights and analytics that are tailored to support the growth of our customers’ businesses. And it simplifies our sales activities by providing, at the touch of a button, all the information our teams need for their customer sales meetings. The efficiency delivered through EDGE365 means our people can spend more quality time with more customers. And it’s delivering results: overall, since we began the digitalisation of our sales force three years ago, we have been able to call on 40% more customer outlets globally.
In Kenya, where over 1,000 salespeople use EDGE365, the tool recommends the most appropriate product assortment and promotional activities to support the growth of customers’ businesses. And for Diageo, the number of sales calls per day is up 14%1 since we introduced EDGE365 in Kenya in 2021. This is being achieved with the same resource and working hours, and has led to a year-on-year reduction in our cost to serve.
1. From introduction in 2021 to 31 May 2022

Supporting supply chain visibility in volatile times
In fiscal 22, we shipped more than 100,000 product containers to over 130 countries around the world, working with more than 40 carriers. With this level of complexity, visibility is crucial – especially at a time of significant global supply chain volatility.
Our integrated logistics platform, the Luminate Control Tower (LCT), has transformed how we manage operations. It allows us to track global ocean freight movements in real time and make interventions that are driving cost efficiencies and improving customer service.
Prior to the LCT, tracking each shipment was challenging and time-consuming for our teams. Tracking relied on manual processes and third-party systems – meaning information was often out of date or inaccurate. We recognised that investing in a platform integrated with existing carrier infrastructure would transform the way we manage operations. And enable us to provide more accurate, timely updates to our customers, helping them to better manage their stock levels.
With the LCT, we can now predict and plan warehouse capacity and efficiencies up to three months in advance, giving teams the time to manage common challenges like port congestion. And we have reduced our spend on air freight, a costly remedy for shipping delays, by almost 90% this year.
The visibility the LCT delivers has allowed us to proactively respond to the changing logistics environment, anticipate potential delays, alert markets and customers, and take fast remedial action – even in the most challenging situations. This was particularly evident during the Suez Canal obstruction in 2021, which disrupted worldwide shipping. Using the LCT, we were able to rapidly identify the markets and customers that would be impacted by both the immediate backlog of vessels and the broader disruption in shipping, which lasted for many months. As a result, our colleagues and customers were able to act swiftly to manage the disruption. Previously, it would have taken weeks to identify and notify markets of the impact of an issue of this scale.
The LCT now covers more than 96% of our ocean carrier network. It is helping drive a more future-focussed mindset, where our logistics planning is no longer reactive but predictive, enabling us to manage our business more efficiently and effectively, and better support our customers.

Business description (continued)
Invest smartly

We are investing in the future success of our business – but that investment needs to be ‘smart’ to support the delivery of consistent performance and enable sustainable, quality growth.

DELIVERING OUR STRATEGIC OUTCOMES
Investing smartly contributes to the delivery of our strategic outcomes of Efficient growth, Consistent value creation and Engaged people.
[EG] [CVC] [EP]
We focus our investment in areas where we believe it will bring the greatest benefits: our people; advertising and promotional (A&P) spend; technology, data and e-commerce; capital expenditure; and mergers and acquisitions (M&A).
Read more about how we are responding to our market dynamics on pages 22-26 and about people on page 30-31.

Progress in fiscal 22
•Invested in high-growth categories and enabling technologies, including the acquisitions of 21Seeds, the super-premium flavoured tequila brand; Mezcal Unión, a premium artisinal mezcal brand; and Vivanda, the owners of FlavorPrint technology
•Opened Johnnie Walker Princes Street, our global visitor attraction in Edinburgh and the centrepiece of our £185 million investment in whisky tourism in Scotland
•Opened our first carbon-neutral distillery in Lebanon, Kentucky
•Announced establishment of new research and development centre in Shanghai to further our ambitions in China
•Announced C$94 million joint investment with Hydro-Québec and the governments of Québec and Canada, to make our Salaberry-de-Valleyfield distillery carbon neutral by 2025
Looking ahead to fiscal 23
•Continue to develop our data tools and embed analytics capabilities to further improve our return on investment, and enable faster decision-making and execution across our marketing, sales and brand homes
•Continue to actively manage and invest in our portfolio of brands and brand experiences
•Accelerate investment in support of 2030 carbon reduction targets

Investing for the long term
Investing smartly means investing in the future success of our business. This supports the delivery of consistent performance and enables sustainable, quality growth. A core element of that growth is investing in production capacity in fast-growing strategic categories.
In September 2021, we launched the expansion of our tequila production capacity in Mexico through an investment of over US$500 million. With our tequila volumes growing 35% over the last five years1, this investment will support future category growth.
We’re also investing to add capacity for Crown Royal Canadian Whisky, North America’s most valuable whisk(e)y brand.2 A new carbon neutral facility in Canada, announced in March 2022, will support our growth ambitions.
To support growth plans for our ready to drink (RTD) portfolio of premium drinks in North America, we opened our new canning facility in Illinois, in March 2022. It has capacity to produce over 25 million cases of RTD cocktails.
In China, we broke ground on the Eryuan Malt Whisky Distillery. It will produce our first China-origin, single malt whisky and be carbon-neutral on opening. Also featuring an immersive visitor centre, our $75 million investment in this distillery is part of our long-term growth plans in this key strategic market – the world’s largest for total beverage alcohol.3
And in March 2022, to support the growth of Guinness, we announced a £40.5 million investment in capacity expansion at our packaging facilities in Belfast, Northern Ireland, and Runcorn, England.

1. Volume CAGR fiscal 18 to fiscal 22
2. Retail sales value, IWSR, 2021
3. Volume and retail sales value, IWSR, 2021

Business description (continued)
Creativity with precision: investing efficiently and effectively
We have a track record of investing in our brands to support their long-term growth. We combine creativity with precision, to ensure that we’re maximising the impact of our investment. And with consumers increasingly looking for personalised and unique experiences, we’re bringing together data and analytics to reach more of the right consumers more often, at the right times and in the right places, with the right message for them.
By enhancing our data and analytics capabilities, our content and engagement better reflect consumers’ interests, improving their experience on the digital platforms where they interact with our brands. And we use data and analytics to optimise the consumer experience and the investment choices we make to support this work.
Taking this approach across our marketing activity, including our advertising campaigns, direct-to-consumer websites, digital brand channels and brand homes, while measuring our performance to improve our insight, creates a virtuous circle that supports more efficient and effective engagement with our consumers and better returns on investment.
In the United States, where progress on developing our data and analytics engine is most advanced, our work has delivered an improvement in return on investment of over 80% since fiscal 194. And it is supporting our ability to tailor our campaigns to the right consumers in the right digital channels. For example, this year, to amplify our multi-year sponsorship of the National Football League (NFL), we created 90 versions of Crown Royal video content using data and analytics to identify how we could make our content more relevant. These videos were deployed to coincide with various consumer occasions, such as football party preparations. We also used geolocation data to ensure content was more personalised and specifically targeted to consumers in cities where we have individual NFL team sponsorships. Work such as this contributed to a 17% improvement in return on investment in Crown Royal’s digital media spend in the first half of fiscal 22.5
4. Sensor: US Spirits portfolio measured media spend fiscal 19 to 31 December 2021.
5. Year-on-year comparison to first half of fiscal 21.

Business description (continued)
Promote positive drinking
We are determined to change the way the world drinks for the better. We will promote moderation and continue to reduce the harmful use of alcohol. As we reach more people with our programmes, we will change attitudes and tackle binge drinking, underage drinking and drink driving.

Performance against all our ‘Society 2030: Spirit of Progress’ goals is described on pages 50-53.

Delivering our strategic outcomes
By promoting positive drinking, we deliver against two strategic outcomes: Credibility and trust and Engaged people.
[CT] [EP]

At Diageo, we're committed to promoting moderation and addressing the harmful use of alcohol wherever we live, work, source and sell. This is why promoting positive drinking is an essential part of our Performance Ambition.
When we encourage people to ‘drink better, not more’ we also support our commercial success, as consumers trade up to our higher quality drinks. We’re proud of our brands and know the best way to enjoy them is in moderation.

Alignment with the UN Sustainable Development Goals

Progress in fiscal 22
•DRINKiQ has been launched in all our markets, where legally permissible. It’s now launched in 21 markets, 73 countries and 23 languages
•SMASHED Online is now live in 23 countries and SMASHED Live in 15 countries, educating 607,374 people on the dangers of underage drinking
•‘Wrong Side of the Road’ is now active in 24 countries, reaching 500,415 people this year
•Our brand moderation messages reached 456 million people

Looking ahead to fiscal 23
We will continue to focus on making progress towards our ’Society 2030: Spirit of Progress’ ambition:
•Maintain a focus on championing health literacy and tackling harm through DRINKiQ in every market where we live, work, source and sell (where it is legally permissible)
•Scale up our SMASHED partnership, and educate 10 million young people, parents and teachers on the dangers of underage drinking
•Extend our UNITAR partnership, and promote changes in attitudes to drink driving, reaching five million people
•Leverage Diageo marketing and innovation to make moderation the norm – reaching one billion people with dedicated responsible drinking messaging by 2030

Emerging more determined
We know that excessive drinking can cause significant harm to individuals, their families and society. We share our stakeholders’ concerns about this and are working with others as part of a whole-of-society approach to address it. It’s why promoting positive drinking is central to our ‘Society 2030: Spirit of Progress’ plan – and why, as we emerge from Covid-19, we are innovating, enhancing and increasing the scale of our programmes.

Committed to reducing harmful use
In 2015, Diageo was a founding member of IARD, the International Alliance for Responsible Drinking, a not-for-profit organisation comprising 13 leading beer, wine and spirits companies. IARD members work together to actively support the WHO’s target within the Non-Communicable Diseases (NCD) Global Monitoring Framework of an ‘at least 10% relative reduction in the harmful use of alcohol’ by 2025.

Business description (continued)
Making moderation a business position
This year we formed our Positive Drinking Council with representatives from across the business and began refreshing our ambition in this area. This whole-of-business approach will enable us to clarify the role of non-alcoholic drinks in promoting moderation; harness digital to enhance our insights; improve the effectiveness of our messaging; and define market and brand segmentation for our moderation campaigns. Alongside existing programmes, this approach will help us to meet our target of reaching one billion people with dedicated responsible drinking messaging by 2030.
We want our people to be ambassadors for moderation and are using the reach and influence of our brands to connect with consumers. For example, in Great Britain we reached 22 million people with the Captain Morgan anti drink-drive campaign ‘A mate doesn’t let a mate drink drive’, developed in collaboration with Think!. In the United States, Crown Royal, Captain Morgan and Smirnoff had moderation messaging and game activations throughout the National Football League (NFL) season.
Both through lockdowns and as markets have been emerging from Covid-19, we’ve been investing in reaching more consumers with responsible drinking messaging and are committed to continuing this work.

Empowering people to make responsible choices
Our enhanced DRINKiQ.com platform is a dedicated responsible drinking tool that provides facts about alcohol, the effects of drinking on the body and mind, and the impact of harmful drinking on individuals and society. It’s one of our most important tools in promoting positive drinking. DRINKiQ aims to inspire consumers to take action and empower them to achieve a balanced lifestyle – inviting them to change their attitudes to alcohol.
We designed the platform to complement resources offered by governments, charities and independent bodies. For example, our drinking self-assessment tool – which aligns with the WHO’s Alcohol Use Disorder Identification Test (AUDIT) tool – helps determine if someone is at risk of problem drinking.
We’ve now reached our 2030 goal to launch DRINKiQ in every market in which we live, work, source and sell. The DRINKiQ platform, which champions health literacy and tackles harm, has been launched in 21 markets and is available in 73 countries and 23 languages. This year, our campaigns around the world have engaged users with DRINKiQ. In South Korea, for example, a festive campaign in 2021 reached more than a million users in four weeks.

Tackling underage drinking
For many years, we’ve run ambitious campaigns and programmes to tackle underage drinking – because it is never acceptable for somebody who is underage to consume alcohol.
SMASHED, an award-winning alcohol education programme, developed by Collingwood Learning and sponsored by Diageo, plays a key role in sharing this message – and measures changed attitudes in young people who participate. SMASHED started as a live theatre production. As part of a long-term goal to reach a greater number of students, we’re pivoting to digital, developing SMASHED Online.
This year we further extended the global scale of the programme. Despite ongoing challenges, including Covid-19 and adapting the programme for local governing bodies, we launched SMASHED Live in 15 countries and SMASHED Online in 18 new countries. In total, Diageo-supported education programmes educated 607,374 people on the dangers of underage drinking – 491,128 of those confirmed a changed attitude on the subject after taking part.
We remain committed to educating 10 million people on the dangers of underage drinking by 2030; SMASHED has educated more than 1.8 million people since it launched in 2018.

Preventing drink driving by changing attitudes
Attitude change is also crucial to preventing drink driving. For decades, we’ve been addressing this issue through a range of interventions, including partnerships with police, local authorities and other agencies that support the enforcement of drink drive laws.
Last year we launched 'Wrong Side of the Road’ (WSOTR), which is now live in 24 countries. Developed in partnership with the United Nations Institute for Training and Research (UNITAR), it’s our digital learning experience to help as many people as possible around the world understand the consequences of drink driving. In China, WSOTR launched alongside a national road traffic safety campaign, allowing us to reach 26,000 people in its first month. This year in India we reached 107,000 people within seven months, using a mix of online and offline learning in a classroom setting. We continue to look for ways to make the digital experience more effective, and scale the programme to engage more people with our positive drinking message post-pandemic.
We have partnered with UNITAR since 2016 to develop ways to prevent drink driving. Together we continue to support the second UN Decade of Action for Road Safety. Our own ‘Society 2030: Spirit of Progress’ plan commits us to changing the attitudes of five million people towards drink driving by 2030.

Business description (continued)
Advocating improved laws and industry standards
As a minimum, we aim to comply with all laws and regulations where we operate. We advocate effective new regulation based on evidence, including blood-alcohol volume driving limits, responsible digital marketing and legal-purchase-age laws, equal for all categories of alcohol in countries where these don’t exist.
We support IARD’s commitments on digital marketing and commercial practices, and its package of measures to combat underage drinking, including its new Influencer Guiding Principles –the first global standards to ensure responsible marketing of alcohol by social influencers. We've also committed to including an age-restriction symbol or equivalent words on all our alcohol brand products in all markets by 2024.
We are also part of a global alliance between IARD and prominent online retailers and e-commerce and delivery platforms, developing industry standards to promote moderation and address the risk of alcohol being sold to people who are underage or intoxicated.

Responsible marketing
Our Diageo Marketing Code (DMC) and Digital Code set mandatory minimum standards for responsible marketing. We review them every two years. At the heart of the DMC is our commitment to ensuring all our activities depict and encourage only responsible and moderate drinking, and never target those who are underage.
We’ve also taken a leadership role in shaping safer online environments through our work with the World Federation of Advertisers’ Global Alliance for Responsible Media (GARM) – a cross-industry programme, steadily progressing better and more consistent standards, controls, measurement and verification of harmful digital content. This year GARM launched its first report tracking the brand safety performance of digital platforms and setting a benchmark for progress.

Advertising complaints upheld by key industry bodies that report publicly
Across some of our markets, advertising monitoring and industry bodies publicly report breaches of self-regulatory alcohol marketing codes. This year one complaint was upheld against Diageo, by the ABAC scheme in Australia. It was a ‘no-fault breach’ decision issued on 30 May 2022 against UDL, a ready-to-drink brand. A no-fault finding is defined as an instance where an alcohol marketer has acted properly and diligently in seeking to comply with its ABAC obligations, but a failure has occurred that was outside the reasonable control of the marketer or their advertising agency.
In this instance, an agency placed a billboard at a bus stop too close to a school, because of an error defining the boundaries of the school’s premises in a location database. We accepted that the placement rule had been breached, and asked for a no-fault finding. We acted immediately to remove the advertising.

Country	Body	Industry complaints upheld	Complaints about Diageo brands upheld	Brand
Australia	ABAC Scheme	48	1	UDL
Ireland	Advertising Standards Authority for Ireland (ASAI)	0	0
United Kingdom	Advertising Standards Authority	7	0
	Portman Group	8	0
United States	Distilled Spirits Council of the United States (DISCUS)	1	0

Pivoting to digital at a time of global challenge
Due to Covid-19, promoting positive drinking remains challenging, particularly for programmes that rely on in-person events. By using online solutions in many markets, we continue to find new ways to reach audiences and deliver our most important messages. Expanding our digital approach has given us more data insights, which we are using to increase engagement and measure impact. It’s helping us to enhance our industry-leading programmes and change more attitudes towards the harmful use of alcohol.

Business description (continued)
Champion inclusion and diversity
We believe that everybody should be able to thrive in an environment that values their contribution and celebrates what makes them unique. Across Diageo, we champion inclusion and diversity, from how we attract, recruit and develop our teams, to representation in our supply chain and the ways we portray the richness of society across our brands.
Performance against all our ‘Society 2030: Spirit of Progress’ goals is described on pages 50-53.

DELIVERING OUR STRATEGIC OUTCOMES
By championing inclusion and diversity, we deliver against three strategic outcomes: Consistent value creation, Credibility and trust and Engaged people.
[CVC] [CT] [EP]

Alignment with the UN Sustainable Development Goals

We are committed to creating the most inclusive and diverse culture, as well as shaping market-leading policies and practices. This helps us attract the best and most diverse talent – driving both innovation and commercial performance. Beyond our workplace, through our partnerships, creative skills and media spend, we help educate and make society more equitable. Because championing inclusion and diversity is central to our purpose of ‘Celebrating life, every day, everywhere’ – and it is simply the right thing to do.

Progress in fiscal 22
•Increased female representation across leadership, including our Executive Committee, to 44% and the ethnic diversity of our leadership population to 41%
•Announced ambitious goals to increase our supplier diversity spend with diverse-owned and disadvantaged businesses to 10% by 2025 and 15% by 2030
•Improved our Inclusion & Diversity Index in our employee survey by two percentage points year-on-year, to 84% ‘positive sentiment’
•Updated our Learning for Life programme to tackle barriers to ethnic minorities working in hospitality
•Launched ‘Domestic and Family Abuse’ guidelines to support our people
•Leveraged our Employee Resource Groups (ERGs), collaborating with our marketing teams to create highly relevant and progressive advertising

Looking ahead to fiscal 23
We have set a range of ambitious goals to help drive our performance in: championing gender and ethnic diversity; improving employability and livelihoods through specialist training; supporting progressive voices and diverse-owned and disadvantaged businesses, through our spend; and ensuring our community programmes benefit everyone equally. Performance against all our ‘Society 2030: Spirit of Progress’ goals is described on pages

Championing our people
Every individual who works for, or with, Diageo should feel they belong and know they can thrive. To achieve that, we embrace diversity in every possible sense, including gender, ethnicity, ability, age, sexual orientation, neurodiversity, social class, education, experience and ways of thinking.
Globally we put significant focus on two areas: empowering women to flourish in all roles, and increasing the representation of those from ethnically diverse backgrounds. It is both the right thing to do and a critical driver of our 'Society 2030: Spirit of Progress' ambitions, which is why we’ve backed up our ambition by directly linking our Long-Term Incentive Plan (LTIP) awards to delivering diversity in our leadership – see page 207.

Women in leadership: progress continues
Our goal is to see women represent 50%* of our leadership group by 2030. This year, representation reached 44%1∆, from 42% in 2021. We’re also proud to have 64% female Board representation, and be recognised for our gender equality work by the FTSE Women Leaders Review, Bloomberg Equality Index, Equileap and others. We continue to work towards our goals, with a deep commitment to supporting gender equality through representation, policy development and transparency.

Business description (continued)
A focus on ethnic diversity
Progress requires ambition. Our Ethnic Diversity Framework supports markets in defining multi-year plans covering talent representation and development, supplier ethnic diversity, inclusive marketing – and where local law allows, we invite employees to share their ethnicity. In these markets 82% of our global workforce and 96% of our leadership population has confidentially disclosed their ethnic background. By 2030, we’re aiming to have increased representation of Diageo leaders from ethnically diverse backgrounds to 45%*. Today 45% of our Board and 41%1∆ of our leadership population, including our Executive Committee, is ethnically diverse.
*Statements on representation should be considered an ambition for Diageo, not a target
1. This data is calculated as an average across the four quarters of fiscal 22

Creating an inclusive culture through progressive policies and our Employee Resource Groups
Our progressive policies help us foster an inclusive environment that supports every employee. This year, we introduced ‘Domestic and Family Abuse’ guidelines, while continuing to embed our ‘Thriving through Menopause’ and ‘Gender Expression & Identity’ guidelines.

Supporting people affected by abuse
In November 2021, we introduced Domestic and Family Abuse guidelines, created in partnership with CARE International UK. These outline our zero-tolerance approach to all forms of domestic and family abuse, and provide guidance to employees and line managers on where to go for expert and confidential support.

Our network of Employee Resource Groups gives our people the opportunity to support one another, while helping leaders better understand the concerns of diverse communities. Our active ERGs include: AHEAD (African Heritage Employees at Diageo); Conectados (Diageo employees championing Latin culture); PAN (Pan Asian Network), in the United States; We Are All Able and REACH (Race, Ethnicity and Cultural Heritage), in Europe; and our international Spirited Women and Rainbow Networks. Highlights from this year include:
•Our partnership with Queer Britain in London,the UK’s first LGBT+ museum, celebrating 50 years of LGBTQ+ Pride in the UK, allowing meaningful connections to both past and present
•Lighting up purple for International Day of People with Disabilities at our sites across the world, showing our commitment to supporting those with a disability
•Celebrating Black Heritage Month (US) and Race Equity Week (UK), with thought-provoking discussion, encouraging us to challenge our way of thinking and create meaningful action
•#MyNameIs global campaign as part of our annual inclusivity week, designed to educate others that the correct pronunciation of our names is central to championing inclusion
•85 Diageo sites taking part in our annual PRIDE flag-raising event which saw the Progress flag flown, representing marginalised LGBTQIA+ transgender and ethnically diverse communities

Changing society through our reach and influence
As one of the world’s largest advertisers, we’re committed to an advertising and media environment where, from script to screen, everyone sees themselves represented.
We invest in progressive voices, measuring and increasing our percentage spend. This is unlocking opportunities in front of the camera, behind the camera and in who owns the camera.
The Baileys ‘Witches’ campaign for Halloween was a celebration of how enjoying treats spans generations, ethnicities and sexualities, featuring three of the UK’s biggest drag queens. The campaign was created in partnership with our employee Rainbow Network and consultancy, INvolve, to ensure it was a true representation of drag, within the context of the wider LGBTQ+ community. Our Guinness ‘Black Shines Brightest’ campaign was created for and by African markets, to bring together passionate and creative individuals and celebrate the cultural diversity of Africa.

Celebrating and supporting employees with disabilities
Across our manufacturing sites, our Youth4Jobs partnership in India has seen us hire more than 62 people with disabilities and our award-winning ‘We Are All Able’ internship programme at our Shieldhall packaging site is now in its third year. In Kenya, we have partnered with Sightsavers to promote the inclusion of farmers with disabilities, working with more than 350 disabled farmers (of which 51% are female) in the production of our Senator Keg beer.

Thriving through menopause
By 2025, there will be over one billion women experiencing menopause in the world – and this subject should not be taboo. In 2021, we introduced our ‘Thriving Through Menopause’ guidelines, to raise awareness and understanding of menopause throughout our business. In 2022, we worked with our partner, Balance, to launch an employee app, that offers medical provision, advice and diagnosis to employees worldwide.

Business description (continued)
Fostering an inclusive culture
Improving our Inclusion and Diversity Index to 84% (+2ppt vs 2021), as reported by our annual employee survey, keeps us ahead of global benchmarks – and highlights that our employees see this as a key driver of both our culture and commercial performance.

Our commitment to supplier diversity
A value chain built on inclusion and diversity can create employment opportunities, economic advancement and greater representation in marginalised communities. This is why we have chosen to recognise supplier diversity as a business priority, committing to spend 10% with diverse-owned and disadvantaged suppliers and agencies by 2025, and 15% by 2030.
In the last year, we have worked with our markets, advocacy organisations and peer companies to understand which groups were under-represented at a local level – and to align on what defines ‘supplier diversity’. We surveyed 1,500 suppliers, covering 80% of our global spend, establishing the baseline of diversity in our existing value chain. This year we spent £429 million with 369 diverse-owned and disadvantaged businesses, approximately 4.8% of global spend.

Helping communities thrive where we live, work, source and sell
We continue to promote sustainable growth through inclusive programmes that provide equal access to resources, skills and employment opportunities – including in business and hospitality training, safe water, sanitation and hygiene, and support for smallholder farmers. Each programme puts measures in place that reduce barriers to underrepresented groups who need to access these benefits.
This year, we reached 22,230 people with our business and hospitality skills programmes, 64% of whom were female. We also expanded our approach to tackling barriers to ethnic minorities in hospitality, including lack of access to essential education, skills and infrastructure; lack of safe, inclusive working spaces free from harassment and abuse; and unfair wages, informal contracts and inappropriate working hours. We’ve updated our Learning for Life (L4L) inclusive-by-design principles, and will be partnering with the Diageo Bar Academy, which itself has delivered 190,383 training sessions to help create an inclusive and thriving hospitality industry that works for all.
This year, we invested a total of £22 million in community initiatives, equivalent to 0.5% of operating profit. See our ESG Reporting Index for more details of our community investments.

Equal opportunities for women
We make sure at least 50% of people trained by our community programmes are women, and that women’s needs are met at all stages of design, implementation and evaluation. We do this with CARE International UK, a leading NGO in gender equality. For example, in 2022, our Learning for Life programme in India reached 658 female beneficiaries (59% of programme attendees), through dedicated gender focussed engagement and education.

Gender representation of our leadership1

Role	Men	%	Women	%	Total
Leadership population[2]	312	56	244	44%	556 [3]

Ethnic representation of our leadership1,4

Role	Ethnically diverse	%	Non-ethnically diverse	%	Decline to self-identify	%	Not disclosed	%	Total
Leadership population[2]	231	41%	291	52%	14	3%	21	4%	557

1.This data is calculated as an average across the four quarters of fiscal 22
2. Leadership population encompasses Executive Committee and senior managers
3. One person has opted not to disclose their gender; they cannot be positively attributed to either group and therefore are not included
4. Please refer to our reporting boundaries and methodologies in our ESG Reporting Index, for more information on how data has been compiled, including standards and assumptions used.

Business description (continued)
Pioneer grain-to-glass sustainability

The climate is in crisis. We must increase our efforts to preserve water for life, accelerate to a low-carbon world and become sustainable by design – helping to create a better future for communities everywhere.
Performance against all our ‘Society 2030: Spirit of Progress’ goals is described on pages 50-53, with more detail about our performance in our ESG Reporting Index 2022.

Delivering our strategic outcomes
By pioneering grain-to-glass sustainability, we deliver against three strategic outcomes: Consistent value creation, Credibility and trust and Engaged people.
[CVC] [CT] [EP]
The urgency of the climate crisis requires us to do more, and quickly. Water stress, biodiversity loss, natural disasters, inequality and poverty threaten the environment and the prosperity of communities. The period to 2030 will be critical and difficult – as we manage both our impact on the planet, and mitigate and adapt to the effects of a changing climate.

We are acting. At COP26 we became a founding signatory of the Glasgow Declaration for Fair Water Footprints for climate-resilient, inclusive and sustainable development – and are part of the COP26 Business Leaders Group, stimulating business action to help accelerate delivery of the Glasgow Climate Pact ahead of COP27. We are vocal supporters of two key UN-backed global campaigns: Race to Zero and Race to Resilience. And we continue to pioneer innovative approaches from grain to glass, partnering with others to make a difference – because we know our long-term commercial performance and effective stewardship of the environment go hand in hand. Managing the risks and opportunities of a changing climate will be critical, and we report on these in line with the recommendations of the Task Force on Climate-related Financial Disclosures on pages 58-79.

Alignment with the UN Sustainable Development Goals

Progress in fiscal 22
•Achieved 3.7% water efficiency improvement and generated the annual capacity to replenish 1,058,822m3 of water
•Reduced carbon emissions from our direct operations by 5.3% despite a year-on-year increase of 9.6% in packaged volume and 6.7% in distilled volume
•The Science Based Targets initiative validated our GHG targets as meeting the criteria for the 1.5°C warming pathway
•Launched our first regenerative agriculture programme with Guinness
•Launched our second round of Diageo Sustainable Solutions innovation challenges, this time focussed on enhancing the sustainability of our packaging

Looking ahead to fiscal 23
•In the coming year we will continue to focus on the targets we have set to drive our performance in preserving water for life, accelerating to a low carbon world and becoming sustainable by design. We report against all our targets on pages 50-53

Acting now, acting together
We work with our whole value chain to look after the people and resources that contribute to our success. We’re engaging with suppliers to identify common challenges and accelerate our journey to net zero together. As we grow, reducing emissions and the consumption of raw materials are among our biggest challenges. It’s why we take an integrated approach to sustainability – making improvements and launching initiatives that support climate, water and biodiversity.

‘Society 2030: Spirit of Progress’ ambition
By 2030 we expect to have invested around £1 billion of capital expenditure on improving our environmental performance. This investment will support our drive to be global champions for water stewardship and a strong contributor to a low-carbon world – through using renewable energy, scaling circular solutions and implementing regenerative agriculture approaches. These investments will help us to be more efficient, reduce our resource consumption, develop innovative solutions and ensure a more resilient supply chain.

Business description (continued)
Water and the climate crisis
Water is a critical resource, as well as our most important ingredient. Preserving it is crucial to our communities and business – and remains a strategic priority for us, especially in water-stressed areas.
Our updated water stewardship strategy ‘Preserve Water for Life’ outlines how we’ll manage water in our supply chain, operations and communities, as well as advocate collective action to improve water outcomes. Our work on water efficiency continues, particularly in Africa, with another two water recovery plants in Nigeria – one recently commissioned and the other being completed. As part of our water replenishment programme, this year we launched our first project in Turkey – conserving water through efficient drip irrigation for growing grapes, a core raw material of Yenì Raki. This will improve the climate resiliency of farmers while reducing our Scope 3 carbon emissions.
We know there is a connection between climate, water, people and regenerative agriculture. We continue to prioritise climate adaptation in the ‘Global South’ to support vulnerable local communities and strengthen the resilience of our supply chain, by addressing our most important climate risks. Our analysis shows we must do more on indirect water use, especially in our agricultural supply chains in water-stressed areas, which now include parts of Europe and Latin America (see map on page 62.) We are engaging in enhanced water efficiency and replenishment programmes in these areas. More investment in our regenerative agriculture programme is another key element of our integrated approach to climate adaptation.
Our approach supports farmers, improves water-use efficiency in agricultural and production operations, replenishes water in water- stressed catchments and provides clean water to our communities. In India, Mexico and across Africa, we continue to take collective action through supporting better water stewardship and increased water security.

Water in communities
A key part of our integrated approach is to provide access to clean water, sanitation and hygiene (WASH) in communities near our sites and in the water-stressed areas that supply our raw materials.
Our strategy contributes to SDG 6 (clean water and sanitation), including replenishing the water we use in our operations. This year we launched our first WASH programme in Brazil. We reached 135,800 people with safe water and sanitation across Nigeria, Kenya, Tanzania, South Africa, Uganda, India and Ghana. In fiscal 23 we’ll also develop ways to ensure greater female representation in all WASH programmes.
We recognise the importance of returning water to the environment safely and, at a minimum, in compliance with regulations. As water management relates to local ecosystems, we’ve adopted a context-based approach to managing wastewater informed by robust scientific assessment.

Leading and collaborating
Advocacy and collaboration are essential to our ambitions for water stewardship. This year, as part of our collective action programme, we continued to support the Upper Tana Water Fund in the catchment of our Tusker brewery in Nairobi and the Charco Bendito Water Action Hub in the Santiago Lerma basin in Mexico. We also initiated a new collective action collaboration in the Ganges basin near our Alwar distillery in Rajasthan; and continued to assess collective action opportunities as part of our engagement in the Water Resilience Coalition. Twelve of our distilleries in Scotland have achieved formal water stewardship certification from the Alliance for Water Stewardship (AWS).

Accelerating to a low carbon world
We started our decarbonisation journey in 2008, and we aim to reach net zero across our direct operations by 2030, using 100% renewable energy everywhere we operate. This year we achieved a further 5.3% reduction in emissions from our direct operations. We have developed decarbonisation roadmaps to reduce direct emissions from our existing sites and are investing in new carbon-neutral sites, such as our distillery for Crown Royal in Ontario, Canada and a new malt whisky distillery in China, which will operate using 100% renewable energy. We’re also working hard to achieve net zero across our supply chain (Scope 3) by 2050 or sooner, with the aim of achieving a 50% reduction by 2030.
We are analysing the data and reporting methodology for our Scope 3 emissions – including those from recent acquisitions. So far this has expanded the number of categories we report and has resulted in a significant increase in our reported Scope 3 emissions this year compared to our previous baseline (see page 52). Our Scope 3 footprint is largely based on currently available, standard emissions factors. As we work with our suppliers to gain more granular insights into our supply chain, we’ll further refine our footprint.
We can’t achieve net zero alone. In pursuit of our Scope 3 target, for example, we plan to partner with our suppliers on renewable energy solutions, circular-designed products, increasing the recycled content of packaging and regenerative agriculture.
Our strong commercial growth has meant that we’ve increased our production volumes across many of our markets. This has made it even more challenging to meet our absolute emissions reduction targets – and meant that we’ve had to continue to use renewable energy certificates for direct energy, to supplement our decarbonisation projects. We’ve reviewed our decarbonisation roadmaps, looking at when projects will deliver emission reductions – and then adjusted our interim decarbonisation trajectory. We’ve also defined our key projects for the next three years, setting us up to meaningfully accelerate decarbonisation in the second half of the decade.

Business description (continued)
A move to biomass
Tusker and Kisumu breweries in Kenya are in the final stages of commissioning new biomass facilities, using sustainable local by-products to produce renewable energy. Our biomass investment in East Africa, and other projects like it, are critical enablers in reducing GHG emissions and using 100% renewable energy across all our direct operations by 2030.

Being sustainable by design
With the climate in crisis, we’re committed to reducing our footprint by reducing packaging and increasing recycled content. We’re focussed on innovations that improve circularity and reduce waste – for our business and the planet.
Given we purchase much of our packaging materials, effective partnerships will be critical to achieving our ambitions. One way we’re doing this is through Diageo Sustainable Solutions, where we partner with innovators, customers, suppliers and researchers to identify and accelerate breakthrough technological solutions that address our biggest sustainability challenges, such as how to make packaging sustainable by design. We’re also improving internal awareness of the impact of different material choices through our newly defined Sustainable Packaging Strategy and internal guidance documents, which will build knowledge and capacity across the business.

Reducing our footprint
We continue to innovate to meet our commitments: thinking differently about waste, and using the right amount of the right material to protect our product, with end-of-life considerations in mind. For example, in April 2022 we announced the phased removal of cardboard gift boxes from our premium scotch portfolio.

Collaborating with suppliers and farmers
With a supply chain that connects us to communities around the world, we can have a positive social and environmental impact by creating economic opportunity, promoting human rights and improving agricultural and environmental practices.
Our Partnering with Suppliers standard sets minimum social, ethical and environmental expectations for our suppliers. We also work through AIM-PROGRESS, a forum of leading consumer goods companies, and the not-for-profit organisation SEDEX. Our approach is described in more detail on our website. This year we have started to develop carbon reduction toolkits for our smallholder farmers.
Our Sustainable Agriculture Guidelines (SAG) set out principles we expect suppliers of agricultural raw materials to adopt to improve on-farm sustainability. We work with our suppliers and farmers across our supply chains to implement sustainable and regenerative practices, and to increase our procured volumes of third-party verified and sustainably sourced raw materials. Raw materials are considered sustainably sourced if they are covered by sustainability standards and certifications equivalent to SAI Platform’s Farm Sustainability Assessment (FSA). Or our suppliers can demonstrate continuous improvement on the most relevant risks to their crops, and investment in farm-level programmes such as: emissions and post-harvest loss reduction, soil health improvements and adoption of regenerative agriculture practices. We are also working with our suppliers to improve the traceability of raw materials.

Guinness – in partnership with nature
This year we launched one of the most ambitious regenerative agriculture pilots to take place in Ireland; a three-year, farm-based programme that aims to highlight opportunities for reducing the carbon emissions of barley production for Guinness. We’re taking an integrated landscape approach, working with farmers and land managers to identify and implement regenerative practices that optimise carbon, water and biodiversity-based outcomes, while increasing farm resilience.

Business description (continued)
Monitoring performance and progress

Net sales growth (%) [REP]
Definition
Sales growth after deducting excise duties.

Organic net sales growth (%)1 [EG] [CVC] [R] [K]
↑21.4%
Definition
Sales growth after deducting excise duties, excluding the impact of exchange rate movements, hyperinflation adjustment and acquisitions and disposals.
Why we measure
This measure reflects our performance as the result of the choices made in terms of category and market participation, and Diageo’s ability to build brand equity, increase prices and grow market share.
Performance
Reported net sales grew 21.4%, driven by strong organic growth. An unfavourable foreign exchange impact was partially offset by a hyperinflation adjustment in respect of Turkey. Organic net sales growth of 21.4% reflects organic volume growth of 10.3% and 11.1 percentage points of positive price/mix.
More detail on page 95

1.Organic net sales growth, organic operating profit growth, earnings per share before exceptional items, free cash flow and return on average invested capital are non-GAAP measures. See definitions and reconciliation of non-GAAP measures to GAAP measures on pages 133-144
2.For reward purposes this measure is further adjusted for the impact of exchange rates, hyperinflation adjustment and other factors not controlled by management, to ensure focus on our underlying performance drivers.

Operating profit growth (%) [REP]
Definition
Operating profit growth including exceptional operating items.

Organic operating profit growth (%)1 [EG] [CVC] [R] [K]
↑26.3%

Definition
Organic operating profit growth is calculated on a constant currency basis excluding the impact of exceptional items, certain fair value remeasurement, hyperinflation adjustment and acquisitions and disposals.
Why we measure
The movement in operating profit measures the efficiency and effectiveness of the business. Consistent operating profit growth is a business imperative, driven by investment choices, our focus on driving out costs across the business and improving mix.
Performance
Reported operating profit increased 18.2%, primarily driven by growth in organic operating profit. This was partially offset by the negative impact of exceptional operating items, which were mainly due to non-cash impairments related to India and Russia.
More detail on page 96

Basic earnings per share (pence)
Definition
Profit attributable to equity shareholders of the parent company, divided by the weighted average number of shares in issue.

Earnings per share before exceptional items (pence)1 [EG] [CVC] [R] [K]
151.9p

Definition
Profit before exceptional items attributable to equity shareholders of the parent company, divided by the weighted average number of shares in issue.
Why we measure
Earnings per share reflects the profitability of the business and how effectively we finance our balance sheet. It is a key measure for our shareholders.
Performance
Basic eps increased 26.4 pence, primarily driven by organic operating profit growth, partially offset by higher tax and exceptional items, primarily due to non-cash impairment charges related to India and Russia. Basic eps before exceptional items increased 34.4 pence.
More detail on page 97

Business description (continued)
Net cash from operating activities(£ million)
Definition
Net cash from operating activities comprises the net cash flow from operating activities as disclosed on the face of the consolidated statement of cash flows.

Free cash flow (£ million)1,2 [EG] [CVC] [R] [K]
2,783m
Definition
Free cash flow comprises the net cash flow from operating activities aggregated with the net cash received/paid for working capital loans receivable and other investments, and the net cash expenditure paid for property, plant and equipment, and computer software.

Why we measure
Free cash flow is a key indicator of the financial management of the business and reflects the cash generated by the business to fund payments to our shareholders and acquisitions.

Performance
Net cash from operating activities increased by £281 million to £3,935 million. Free cash flow decrease of £254 million was driven by the impact of lapping a strong working capital benefit in fiscal 21 and increased capex, partially offset by a strong growth in operating profit.
MORE DETAIL ON PAGE 98
Return on closing invested capital (%)
Definition
Profit for the year divided by net assets at the end of the financial year.

Return on average invested capital (ROIC) (%)1 [CVC] [K]
16.8%
Definition
Profit before finance charges and exceptional items attributable to equity shareholders divided by average invested capital. Invested capital comprises net assets aggregated with exceptional restructuring costs and goodwill at the date of transition to IFRS, excluding net post employment benefit assets/liabilities, net borrowings and non-controlling interests.

Why we measure
ROIC is used by management to assess the return obtained from the     group’s asset base. Improving ROIC builds financial strength to enable Diageo to attain its financial objectives.

Performance
ROIC increased 331bps, driven mainly by organic operating profit growth, partially offset by increased tax.

MORE DETAIL ON PAGE 99

Our strategic outcomes:
[EG] Efficient growth [CVC] Consistent value creation [CT] Credibility and trust [EP] Engaged people [R] Remuneration: Some KPIs are used as a measure in the incentives plans for the remuneration of executives. See our Directors’ remuneration report from page 176 for more detail. [K] KPI: Key Performance Indicator [REP] Reported

Total shareholder return (TSR) (%) [CVC] [R] [K]
4%

Definition
Percentage growth in the value of a Diageo share (assuming all dividends and capital distributions are re-invested).

Why we measure
Diageo’s Directors have a fiduciary responsibility to maximise long-term value for shareholders. We also monitor our relative TSR performance against our peers.

Performance
TSR was up 4% over the past 12 months driven by the higher year-on year-share price.

Business description (continued)
Positive drinking [CT] [EP] [R] [K]
Number of people educated on the dangers of underage drinking through a Diageo supported education programme 607,374 (2021: 210,443) Total to date 1.81ml
Definition
Number of people educated on the dangers of underage drinking through a Diageo supported education programme.
Why we measure
We want to change the way the world drinks for the better by promoting moderation and addressing the harmful use of alcohol.
Performance
This year we implemented SMASHED Live in 15 countries and SMASHED Online in 18 countries. We educated 607,374 young people about the dangers of underage drinking.
More detail on page 50

Water efficiency2 [CVC] [CT] [EP] [R] [K] 4.13

Definition
Ratio of the amount of water required to produce one litre of packaged product.
Why we measure
Water is the main ingredient in all of our brands. We aim to improve efficiency, and minimise our water use, particularly in water-stressed areas.
Performance
Water efficiency improved by 3.7% compared to 2021. This resulted from fully commissioned water recovery and reuse plants in Kenya and Uganda, and overall improved water use rates at a number of other locations.
More detail on page 51
Inclusion and diversity [CVC] [CT] [EP] [R] [K]
Percentage of female leaders globally 44% (2021: 42%)
Percentage of ethnically diverse leaders globally 41% (2021: 37%)
The percentage of women and the percentage of ethnically diverse individuals who are in Diageo leadership roles.
Nurturing an inclusive and diverse culture is the right thing to do, and having the most diverse talent drives commercial performance.
This year 44% of our leadership roles were held by women, compared with 42% last year and 41% of our leaders were ethnically diverse, compared with 37% last year.
More detail on page 50

Employee engagement4 (%) [CT] [EP] [K]
82%
Measured through our Your Voice survey; includes metrics for employee satisfaction, advocacy and pride.3

Employee engagement is a key enabler of our performance. The survey allows us to measure how far employees believe we are living our values.

This year 88% of our people completed our Your Voice survey. 82% were identified as engaged. 90% declared themselves proud to work for Diageo, 82% would recommend Diageo as a great place to work and 76% were extremely satisfied with Diageo as a place to work.
More detail on page 30
Carbon emissions2 447 [CVC] [CT] [EP] [R] [K]
Absolute volume of Scope 1 and 2 carbon emissions, in 1,000 tonnes.
Reducing our carbon emissions is a significant part of our efforts to mitigate climate change.
Carbon emissions reduced by 5.3% in 2022. The principal drivers of this were energy efficiency gains and the ongoing displacement of fossil fuels, including the use of renewable energy certificates.
More detail on page 52

Health and safety (LTA) [CT] [EP] [K] 0.92

Number of accidents per 1,000 full-time employees and directly supervised contractors resulting in time lost from work of one calendar day or more.

Health and safety is a basic human right; our Zero Harm philosophy is that everyone should go home safe and healthy, every day, everywhere.

This year’s rate of 0.92 is an improvement on fiscal 21 performance. The severity rate of these lost-time accidents (LTAs), which measures the seriousness of the incident and consequent absence from work, reduced by 13.9% globally.
More detail on page 54-56

1. The baseline year for our ‘Society 2030: Spirit of Progress’ goals is 2020 unless otherwise stated. For our target to educate 10 million young people, parents and teachers on the dangers of underage drinking the baseline year is 2018.
2. In accordance with Diageo’s environmental reporting methodologies and, where relevant, WRI/WBCSD GHG Protocol, data for the baseline year 2020 and for the two years in the period ended 30 June 2019 has been restated where relevant
3. Last year we updated the way we measure employee engagement in our Your Voice survey to bring it in line with standard practice. When the 2019 employee engagement index score from the Your Voice survey is recalculated based on the three questions we used in 2021 (satisfaction, advocacy and pride), as opposed to the four we used in 2019 (satisfaction, advocacy, pride and loyalty), the difference is a one percentage point increase.
4. Because of the Covid-19 pandemic, in 2020 we did not run a full Your Voice survey. Instead we used a pulse survey tool to listen to employees’ feedback and learn from their experiences of working during the pandemic. We therefore do not have a comparable employee engagement metric for 2020.

Business description (continued)
Performing against our 2030 targets1

Target by 2030	Fiscal 22 progress	Progress to date	Commentary
Promote positive drinking
Champion health literacy and tackle harm through DRINKiQ in every market where we live, work, source and sell (where it is legally permissible) SDG alignment: 3.4; 3.5; 17.16	Number of markets that have launched DRINKiQ		Our enhanced DRINKiQ.com platform provides facts about alcohol, the effects of drinking on the mind and the body, and the impact of harmful drinking on individuals and society. This year we reached our 2030 target of launching DRINKiQ in every market where we live, work, source and sell, covering a total of 21 markets, 73 countries and 23 languages. Going forward we aim to drive traffic to and engagement with this resource among adults above the legal purchase age.
6
Scale up our SMASHED partnership, and educate 10 million young people, parents, and teachers on the dangers of underage drinking SDG alignment: 3.5; 17.16	Number of people educated on the dangers of underage drinking through a Diageo supported education programme		SMASHED is our flagship underage drinking programme, developed in partnership with Collingwood Learning. It started as a live theatre-based education programme in 2005, and we developed a digital version, SMASHED Online, in 2021, which is now live in 23 countries. This year we further extended the global scale of the programme, implementing SMASHED Live in 15 countries and launching SMASHED Online in 18 countries. In total, SMASHED educated 607,374 young people about the dangers of underage drinking, with survey data showing that 491,128 confirmed changed attitudes on the dangers of underage drinking following participation in the programme. We’ve educated 1.81 million people since our baseline year of 2018.
607,374
Extend our UNITAR partnership and promote changes in attitudes to drink driving reaching five million people SDG alignment: 3.5; 3.6; 17.16	Number of people educated about the dangers of drink driving		‘Wrong Side of the Road’ is our innovative anti-drink-drive experience, designed to change the attitudes of people to drink driving. Launched in 2021, the experience is live in 24 countries, reaching 500,415 people this year. ‘Wrong Side of the Road’ allows users to learn from former impaired drivers through pre-recorded videos to understand the effects of alcohol and driving, as well as the consequences of making the decision to drive while impaired. We have reached a total of 510,274 people with our programmes since 2020.
500,415
Leverage Diageo marketing and innovation to make moderation the norm – reaching one billion people with dedicated responsible drinking messaging SDG alignment: 3.5; 17.16	Number of people reached with responsible drinking messages from our brands	We reached 456 million people this year, reflecting significant progress towards our 2030 goal. Notable campaigns include the Captain Morgan anti-drink-drive campaign ‘A mate doesn’t let a mate drink drive’ in Great Britain, developed in collaboration with Think!. In the United States, Crown Royal, Captain Morgan and Smirnoff had responsible drinking messaging and game activations throughout the National Football League (NFL) season. During the festive period we accelerated brand-led responsible drinking campaigns to reach more people. This year we also began to explore the role non-alcoholic products play in offering consumers more choice, thus helping them moderate their alcohol intake. We promoted our 0.0 non-alcoholic spirits to travellers across our Global Travel Channel with activations of our 0.0 non-alcoholic spirits. We’ll use insights from our research into perceptions of non-alcoholic products to inform how we reach our 2030 goals to promote moderation.
456 million
Champion inclusion and diversity
Champion gender diversity with an ambition to achieve 50% representation of women in leadership roles by 20302 SDG alignment: 5.5; 10.2; 10.4	Percentage of female leaders globally		We want to continue to build our reputation as an inclusive employer committed to advancing efforts to achieve gender equality. Each of our markets has stretching multi-year inclusion and diversity plans, which include a focus on empowering women to flourish in all roles. This year 44% of our leadership roles were held by women, up from 42% in 2021. Once again we’ve received external recognition – notably our fifth consecutive year in the Bloomberg Equality Index, where we see year-on-year positive shifts, and a number 14 ranking in the FTSE Women Leaders Review, recognising our commitment to improve the representation of females in Board and leadership roles.
+2ppt
Champion ethnic diversity with an ambition to increase representation of leaders from ethnically diverse backgrounds to 45% by 20302 SDG alignment: 10.2; 10.4	Percentage of ethnically diverse leaders globally		Ethnicity is a global inclusion and diversity priority. We’re deepening ethnic representation and diversity at every level of our business, with 41% of our leadership population, including our Executive Committee, identifying as being ethnically diverse, up from 37% in 2021. We collect voluntary ethnicity data in 64 countries where local legislation allows. Across these countries, 82% of employees at all levels have disclosed their ethnicity information confidentially and within our leadership population, 96% have disclosed their ethnicity.
+4ppt
We will use our creative and media spend to support progressive voices, measuring and increasing the percentage spend year on year SDG alignment: 5.5; 5B; 10.2; 10.4	Measurement and evaluation framework under development		We partner with our advertising agencies to ensure our creative teams are as diverse as our consumers. We’re in the fourth year of collecting insight about the make-up of our agency workforce. We commit media investment to platforms and with publishers that are working to make mainstream media both more diverse and more inclusive. For example, we have established a Progressive Programming strategy with Channel 4 in the United Kingdom, where we contextually support progressive content by picking our programming investment across linear TV and its on demand platform. We continue to make sure our advertising reaches a broad consumer base, including those living with disabilities. For example, Tusker Lager – a local jewel in East Africa – partnered with a media house that broadcasts exclusively in sign language to ensure the Tusker Milele campaign was translated to audiences during the Olympic Games.

1.     All baselines for our ‘Society 2030: Spirit of Progress’ 2030 targets and ambitions are 2020, unless otherwise stated
2.     Statements on representation should be considered an ambition for Diageo, not a target

Business description (continued)

Target by 2030	Fiscal 22 progress	Progress to date	Commentary
Champion inclusion and diversity continued
Accelerate inclusion and diversity in our value chain, measuring and increasing the percentage of spend with Diageo suppliers from diverse-owned and disadvantaged businesses
SDG alignment:5.5; 5B;10.2;10.4	Percentage of spend with diverse-owned and disadvantaged businesses		This year we launched our Supplier Diversity programme globally and announced an ambitious goal to increase the share of our global spend with diverse-owned and disadvantaged businesses to 15% by 2030.We have partnered with peer companies and advocacy organisations, as well as engaging our markets, to identify underrepresented groups at a regional level. We are confident that this will drive inclusion and diversity throughout our value chain – creating employment opportunities, economic advancement and greater representation in the marginalised communities of regions where we source.At the end of fiscal 21, we surveyed 1,500 suppliers, representing around 80% of our global spend, to establish a baseline of our diverse suppliers. We’re using this baseline to track the progress of diverse spend across our business.We’re proud that, in the first year of the programme, we have increased our spend with diverse businesses by more than 65% – and have been awarded gold by a panel of leading advocacy organisations in the Top Global Champion Awards for Supplier Diversity and Inclusion.
4.8%
Provide business and hospitality skills to 200,000 people, increasing employability and improving livelihoods through Learning for Life (L4L) and our other skills programmes SDG alignment: 4.4; 8.1; 8.6;10.2; 17.16	Number of people reached through L4L and other skills programmes		This year we reached 22,230 people through our business and hospitality skills programmes. We continued to deliver L4L in person and online, working in partnership with our network of charities and training providers. We’ve engaged a specialist learning partner for social impact programmes to enhance our training materials, platforms, and measurement and evaluation of our skills programmes.
22,230
Through the Diageo Bar Academy we will deliver 1.5 million training sessions, providing skills and resources to help build a thriving hospitality sector that works for all
SDG alignment: 4.4; 8.1; 8.6;
10.2; 17.16	Number of training sessions delivered through Diageo Bar Academy		We delivered over 190,000 skills training sessions to hospitality industry workers – owners, managers, bartenders and waiting staff – through Diageo Bar Academy (DBA) this year. DBA delivers a variety of courses, both online and in-person. This year, as pandemic restrictions eased, we returned to face-to-face training in addition to virtual training, allowing us to reach people at scale and with more intensive, hands-on learning experiences. We modified many of our courses to help address the unique challenges of the industry re-opening. DBA also supports the development of a more diverse and inclusive hospitality sector; we continue to increase the participation of women, and run women-only sessions in Africa and India. Our research this year showed that 84% of people surveyed said DBA presents a modern and progressive view of the bar community. In addition, 68% of women surveyed agreed that DBA actively supports the advancement of women in the industry.
190,383
Ensure 50% of beneficiaries from our community programmes are women, and that our community programmes are designed to enhance diversity and inclusion of underrepresented groups SDG alignment: 5.5; 5A	Percentage of beneficiaries of our community programmes who are women	This year 64% of beneficiaries of our L4L programme were women, up from 51% last year. We have now defined our approach to ensuring women are proportionately represented in our community water and smallholder farmer programmes, which we’ll start implementing next year with the support of our global NGO partners WaterAid and CARE International UK.
L4L is gender inclusive by design, which means we put in place measures that reduce barriers to women accessing the skills, resources and opportunities we provide. For example, we offer training at times of the day that don’t clash with childcare responsibilities, and also make it available online and on-demand.
This year we conducted research to understand the barriers to ethnic minorities in hospitality, which led us to update L4L. The programme is also partnering with the Diageo Bar Academy to tackle barriers through training, communications and customer partnerships – helping to create an inclusive and thriving hospitality industry that works for all.
64%
Pioneer grain-to-glass sustainability: Preserve water for life
Reduce water use in our operations with a 40% improvement in water use efficiency in water-stressed areas and 30% improvement across the company SDG alignment: 6.4; 17.16	Percentage improvement in litres of water used per litre of packaged product 7.8% in water stressed areas	Across the company, we delivered a 3.7% improvement in water efficiency this year and, cumulatively, water-use rates have improved by 10.8% versus our 2020 baseline.In water-stressed areas, water efficiency improved by 7.8% and 14.9% versus our 2020 baseline. In addition, the volume of water we recycled or reused in our own production ancillary processes was 1,132,367m3, representing 6.5% of total water withdrawals.
Our Africa region’s water stewardship work has been particularly impressive.
Alongside three existing facilities in Kenya and Uganda, we began delivering water efficiency improvements at our site in Lagos, Nigeria through a water recovery and recycling facility. This year we used 21,896m3 of water for agricultural purposes on land under our operational control. We report this separately from water used in our direct operations and do not include it in our water efficiency calculations.
3.7% across the company
Replenish more water than we use for our operations for all of our sites in water-stressed areas by 2026 SDG alignment: 6.1; 6.2; 6.6;6B; 15.1	Percentage of water replenished in water-stressed areas		Our water replenishment programme had a strong year in India, where we completed 10 projects across 12 villages. This helped us to exceed our target for the year, completing, in total, 34 projects in 10 countries – and generating the annual capacity to replenish 1,058,822m3 of water. This represents 15.3% of our target for 2026 and, cumulatively (fiscal 16 to fiscal 22), represents replenishing 43.2% of our estimated fiscal 26 volume. This year, replenishment projects in water-stressed catchments where we operate or where we source raw materials included tree planting in Kenya; access to clean water and sanitation in Ghana, Uganda and Nigeria; aquifer recharge in India; and drip irrigation in Turkey and Seychelles.
15.3%
1.     Statements on representation should be considered an ambition for Diageo, not a target

Business description (continued)

Target by 2030	Fiscal 22 progress	Progress to date	Commentary
Pioneer grain-to-glass sustainability: Preserve water for life continued
Invest in improving access to clean water, sanitation, and hygiene (WASH) in communities near our sites and local sourcing areas in all of our water-stressed markets
SDG alignment: 6.1; 6.2; 6.6; 6A; 6B;
15.1; 17.16	Percentage of water-stressed markets with investment in WASH	The continuing pandemic makes it especially important for implementing WASH projects in vulnerable communities. As part of our replenishment programme we completed 22 WASH projects in eight countries: Brazil, India, Nigeria, Ghana, Uganda, Kenya, Tanzania and South Africa.
In total, 135,800 people benefitted from these WASH projects this year. We have now implemented WASH projects in eight of the nine water-stressed markets (countries) where access to clean drinking water and sanitation is a risk.
88.9%
Engage in collective action in all of our priority water basins to improve water accessibility, availability and quality and contribute to a net positive water impact
SDG alignment: 6.1; 6.2; 6.5; 6.6; 6A; 6B; 15.1; 17.16	Percentage of priority water basins with collective action participation		Our structured collective action programme is fundamental to improving water security in our priority water basins, and how we’re adapting to climate change. Last year we identified priority water basins in four regions where we operate, based on water risk and strategic importance to our business. This year we engaged in collective action initiatives in another two priority basins in India (in the Ganges basin) and Kenya (in the Upper Tana basin), which means in total we’re participating in four initiatives in four of our 121 priority water basins.
33.3%
Pioneer grain-to-glass sustainability: Accelerate to a low carbon world
Become net zero carbon in our direct operations (Scopes 1 and 2)2,3 SDG alignment: 7.2; 7.3; 12.6; 13.3	Percentage reduction in absolute GHG (ktCO2e)
This year we reduced GHG emissions by 5.3%, building on our 2021 achievement of a 4.0%[4] reduction in absolute emissions. This emissions reduction was despite a year-on-year increase of 9.6% in packaged volume and 6.7% in distilled volume. GHG emission reductions were driven by continuous improvement projects and an increase in the use of certificate-backed renewable gas at production sites in the United Kingdom and Canada. Our facilities in Uganda and Kenya are in the final stage of commissioning new biomass facilities, which will be operational in early fiscal 23. The expected annual carbon saving is approximately 40,000–50,000 tonnes GHG.
We continue to identify the right technologies to support our decarbonisation journey across our global portfolio of sites. Given the varying maturity of renewable infrastructure across our markets, and the time it takes to build and commission large decarbonisation assets, we acknowledge the acceleration needed to deliver these projects in time for 2030.
Using a location-based calculation approach5, this year our total direct and indirect carbon emissions were 712,260 tonnes (2021 – 675,243 tonnes), comprising direct emissions (Scope 1) of 554,476 tonnes (2021 – 536,963 tonnes), and indirect (Scope 2) emissions of 157,784 tonnes (2021 – 138,280 tonnes). The intensity ratio for this year was 168 grams per litre packaged (2021– 175 grams per litre packaged).5

5.3%
Reduce our value chain (Scope 3) carbon emissions by 50%2,3 SDG alignment: 7.2; 7.3; 7A; 12.6; 13.3; 17.16	Percentage reduction in absolute GHG (ktCO2e)	Our target of reducing Scope 3 emissions by 50% by 2030 and achieving a net zero value chain by 2050 or sooner led to a comprehensive review of our total value chain footprint and associated emissions last year. We reset our baseline, incorporating additional categories of upstream and downstream Scope 3 emissions.6 This year, our Scope 3 emissions increased by 4.7%. This was mainly due to increased production and the associated increased use of raw materials, packaging, third-party operations and neutral-spirit sourcing. We recognise that this target is challenging given the complexities of enabling impactful change up and down the value chain, and that we will not meet our target unless we work closely with suppliers, peers and others.
(4.7)%
Use 100% renewable energy across all our direct operations SDG alignment: 7.2; 7A; 17.16	Percentage of renewable energy across our direct operations		Renewable energy represented 41.2% of our total energy use this year, up 4.6ppt on last year. This was driven by increases in our use of both renewable electricity and renewable fuel and heat. As a signatory to RE100, we aim to source 100% of our electricity from renewable sources by 2030. This year, 100% of our electricity came from renewable sources in the UK, Europe, Turkey and South Africa, and overall we achieved 83% (2021 – 66.4%), exceeding our interim 2025 target of 50% renewable electricity. This included sources such as solar, wind, hydro,geothermal and biomass, generated on site and off site. Our overall increase this year was due to the opening of a new distillery in Lebanon, North America, which is entirely powered by renewable electricity; moving to renewable-backed electricity supplies at our sites in Nigeria and Ghana; our operations in India and Indonesia now sourcing more than 95% of their total energy from renewable sources; and our new London head office being powered by 100% zero emission renewable energy. We are also continuing to invest in renewable electricity generation capacity, creating ‘additionality’, which means we can add renewable energy generation to the grid, and we have broken ground at our Leven packaging site in Scotland, where we’re in the process of installing 9,000 solar PV panels, approximately 4.1 MW of additional generation capacity.
+4.6ppt
1. Due to the sale of Ethiopia business in fiscal 22, we now have 12 rather than 13 priority water basins
2. In line with our environmental reporting methodologies and the WRI/WBCSD GHG Protocol, baseline data for fiscal 20 and performance data for fiscal 21 have been restated to account for acquisitions and divestments. Our reporting methodologies in the ESG Reporting Index outline how data has been compiled, including standards and assumptions used
3. Our targets to achieve net zero by 2030 in Scope 1 and 2 emissions, and our near-term Scope 3 target of 50% emissions reduction by 2030, were independently validated and approved by the Science Based Targets initiative in September 2021.
4. The sale of our Ethiopia business in fiscal 22 means that our emissions reductions for fiscal 21 have been restated, changing from a 5.1% decrease in GHG emissions to a 4.0% decrease
5. Please refer to our reporting methodologies in the ESG Reporting Index for more information on how we calculate location-based versus market-based emissions.
6. A comprehensive review of Scope 3 categories has decreased the fiscal 20 baseline to 4.6 MtCO2e

Business description (continued)

Target by 2030	Fiscal 22 progress	Progress to date	Commentary
Pioneer grain-to-glass sustainability: Become sustainable by design
Achieve zero waste in our direct operations and zero waste to landfill in our supply chain SDG alignment: 12.5; 12.6	Percentage reduction in total waste to landfill in our direct operations (tonnes)	The total volume of waste diverted to landfill this year increased by 265% – to 168 tonnes (fiscal 21: 46 tonnes) – equivalent to 0.02% of all waste, co-products and by-products generated in our operations. At one of our facilities in Australia, waste material was incorrectly diverted to landfill by a third-party contractor. This issue was the principal cause of the year-on-year increase, and we are now working to address it with the contractor. Despite the increase, our performance remains within the de minimis threshold for zero waste and represents a 90.6% reduction on waste diverted to landfill since our fiscal 20 baseline. We continue to focus on and work hard to maintain zero waste to landfill1 at all our supply and office sites through ongoing segregation of materials and close collaboration with our partners.
Turning to our supply chain, we also launched a global point-of-sale (POS) request for proposal this year, focused on delivering our 2030 objectives and making a shift in the industry. This should reduce the POS material we create and deliver a step change in how we reduce the potential for landfill in our supply chain.
(265)%
Continue our work to reduce
total packaging and
increase recycled content in
our packaging (delivering a
10% reduction in packaging
weight and increasing the
percentage recycled content
of our packaging to 60%)
SDG alignment: 12.5; 12.6	Percentage reduction of total packaging (by weight)		In fiscal 22, packaging volume and weight increased because our global sales grew. Nonetheless we remain committed to our targets. As part of our Diageo Sustainable Solutions programme, we’re partnering with EXXERGY and Ardagh Group to pilot a glass coating that has the potential to ‘light-weight’ our bottles without compromising strength or shape – an industry first. We have also launched a programme to remove cardboard gift boxes from our premium scotch portfolio, on brands such as Johnnie Walker Black Label. In North America, we redesigned our corrugate cases, saving around 82 tonnes of corrugate a year – one example of the incremental improvements that we’re planning to roll out.
(16.2)%
Percentage of recycled content (by weight)	While we have made some positive changes in our portfolio, our percentage of recycled content is down 2.6ppt to 40.2% because of a lack of available post-consumer materials. Global material recovery rates and recycling centres have not yet returned to their pre-Covid-19 operating levels, which has affected how much recycled content is available to our supply chain. We have a number of projects in the pipeline for fiscal 23 to help us address this issue.
(2.6)ppt
Ensure 100% of our packaging is widely recyclable (or reusable/compostable) SDG alignment: 12.2; 12.6	Percentage of packaging recyclable (by weight)		This year 99.9% of our packaging was recyclable using the definition we’ve applied historically – that is, technically recyclable. The remaining non-recyclable components are currently not replaceable, although we continue to explore alternatives. We’re working to create a universal definition of recyclable across the many markets we operate in. We are following changing global legislation closely and, in fiscal 23, will define a new approach to measuring recyclability that takes into account local practices and recycling systems in some of our largest markets.
99.9% (Technically Recyclable)
Achieve 40% average recycled content in our plastic bottles by 2025 (and 100% by 2030)2 SDG alignment: 12.5; 12.6	Percentage of recycled content/percentage of plastics used		While our sales volumes have increased, our overall percentage of PET used – 1.3% of our total packaging materials mix – has remained broadly constant, and this year the percentage of recycled content in our PET bottles reduced to 3.2% (fiscal 21 - 5.4%). We are partnering with our suppliers to improve and are conducting sampling trials in Great Britain and North America with bottles that contain 30%, 50% and 100% recycled PET, across multiple brands and formats.
(2.2)ppt
Ensure 100% of our plastics is designed to be widely recyclable (or reusable/ compostable) by 20252 SDG alignment: 12.5; 12.6	Percentage of recyclable (or reusable/ compostable)/ percentage of plastic used	We’re encouraged by the improvement in recyclability of our plastics – now at 72% –
which is an increase of 5.2ppt on last year. This is primarily due to the discontinuation of single-use plastics in certain markets, and an increase in the use of widely recyclable plastics versus other plastic types. In Ghana, we partnered with local authorities, investing in plastic buyback centres. Five centres were established this year, helping to build a local circular economy for plastic recycling – and they have already helped to recover 46 tonnes of plastic.
+5.2ppt
Provide all of our local
sourcing communities with
agricultural skills and
resources, building economic
and environmental resilience
(supporting 150,000
smallholder farmers)
SDG alignment: 2.3; 2.4; 8.3;
12.2; 12.3	Number of smallholder farmers in our supply chain supported by our smallholder farmer programme focused on improving economic, environmental and social resilience	In this first year of reporting quantitatively against this target, we supported 4,660 smallholder farmers through our programme, which focuses on improving their economic, environmental and social resilience. We do this by offering agricultural training and providing farming essentials, such as fertilisers and certified high-quality seeds. Where low yields and issues with quality significantly affect a smallholder farmer’s income, we work with our suppliers, technical partners and research organisations to build more resilient local supply chains. In Kenya and Ghana, for example, we’re conducting on-farm trials to develop more climate-resilient and higher yielding sorghum varieties adapted to Kenya and Ghana, as well as investing in more research and development.
4,660
Develop regenerative agriculture pilot programmes in five key sourcing landscapes SDG alignment: 15.2; 15.3; 15.5; 15A; 17.16	Number of regenerative agriculture pilot programmes active		During fiscal 22, we launched one regenerative agriculture pilot programme. Our brand Guinness is working in Ireland with farmers of barley, one of our most important ingredients. The pilot is based on an approach to farming that works in harmony with nature. We expect this three-year farm-based programme to reveal opportunities to reduce our carbon emissions in barley production, alongside other benefits including enhanced biodiversity and soil health. We continue to develop roadmaps identifying where and how we can support more regenerative agriculture programmes in other parts of our agricultural supply chain. We're committed to partnerships with farmers to help them implement regenerative projects that test new farming approaches and practices, measure impacts and learnings.
1
1. Please refer to the reporting methodologies in our ESG Reporting Index for more information on how data has been compiled, including standards and assumptions used
2. Targets were introduced in 2018

Business description (continued)
Doing business the right way, from grain to glass

At Diageo, we always aim to do the right thing, in the right way. We embed human rights in our people’s working day. We strive to improve health, safety and wellbeing, understanding that no level of accidents is acceptable. And we make compliance and business integrity non-negotiable.

Respect for human rights – part of everyone’s working day
We aim to create an environment where people feel they are treated fairly and with respect. We work hard to ensure we do not infringe their human rights, and that we’re not complicit with others who do. We expect everyone we work with to adopt our principles and to uphold our standards.
We have a well-developed policy framework that covers our responsibilities to protect the human rights of those working in our direct operations, as well as in our value chain and communities. Our policies are aligned to all relevant internationally recognised laws, regulations and voluntary guidelines.
As part of our ongoing commitment to the UN Guiding Principles on Business and Human Rights (UNGP), we’ve updated our human rights governance framework in line with current best practice. We will continue to embed human rights in our enterprise risk management processes and to enhance our policies, standards and disclosures.

Strengthening our approach to human rights
As well as adhering to the rights called out in the International Labour Organization’s (ILO) Declaration on Fundamental Principles and Rights at Work, our own Human Rights Impact Assessments (HRIAs) identified three external risks as particularly salient to our business and supply chain: labour rights, including the risk of child labour, especially in agricultural supply networks; labour standards for contract workers; and sexual harassment in the hospitality sector.
We have acted in response. For example, we’ve created awareness programmes focussed on child protection, and training for a variety of internal and external stakeholders on modern slavery risks. We have also developed standards and training in all our markets, aimed at protecting brand promotion teams from harassment.
In addition, we have started to embed the detailed findings and recommendations from our market HRIAs into our routine enterprise risk management processes. This will help us to continue to intervene when required, and allow us to track emerging risks.
We measure the effectiveness of our human rights governance through monitoring breach allegation trends and root causes. We’re also enhancing our internal assurance framework to identify opportunities for strengthening our approach. And we’re using lessons learned from our interventions to drive continuous improvement. For example, we’re creating an online version of our Global Brand Promoter Standard training to make it easier for people to take part, and for us to track how many have completed it.
We describe our human rights approach and performance in more detail in our ESG Reporting Index. We publish our Modern Slavery Statement on our website.

Health and safety matters
Our global health and safety strategy focusses on wellbeing and safety. Critically, our Zero Harm programme is designed to ensure that everyone goes home safe and healthy, every day, everywhere. We have a dedicated expert team that creates and frequently review our policies and standards – providing a roadmap that enables every employee, irrespective of their role, to work as safely as possible.
Our total recordable accident frequency rate (TRAFR) takes into account injuries that require more than first aid. We investigate each recordable incident thoroughly to establish the root cause, to provide insights that are used to mitigate the risk of further incidents and to reinforce our policies and standards. The learnings from each incident are shared with governance and site leaders in dedicated sessions. This year we achieved our global target of 3.5 or lower, with a rate of 2.18. This is slightly higher than last year (1.98).
We also report lost-time accident frequency rate (LTAFR). After sustaining more than one LTA per 1,000 employees in fiscal 21 for the first time in three years, this year the LTA frequency rate decreased from 1.03 to 0.92. We achieved this improvement by deploying focussed interventions in North America and Europe, which had a high level of incidents in 2021. The severity rate of these LTAs, which is a measure of the seriousness of the incident and consequent absence from work, decreased by 13.9% globally.
‘Lagging indicators’ like TRAFRs and LTAFRs are traditional metrics used to indicate progress towards compliance with safety rules. The challenge with using only these to measure safety performance is that they don’t indicate how well we’re preventing incidents and accidents. To partially address this challenge we have adopted a key ‘leading indicator’, severe injury and fatality potential (SIFP), which specifically considers all incidents and near-misses and their potential to cause life-threatening or life-altering outcomes. Every month senior management review performance of this indicator, as well as any learnings and improvements to help prevent similar incidents in future. Over the next three years, our focus on both leading and lagging indicators will provide more opportunities to prevent incidents and accidents.
There is no acceptable level of accidents, which is why we encourage safe behaviour among all our people. We will continue to identify and implement the best available health and safety practices, technologies and systems – providing our employees with the most up-to-date health and safety skills and knowledge so that they can always carry out their roles safely.

Business description (continued)
We remain committed to working with our contractors and third-party providers to ensure they are equally committed to ensuring everyone goes home safe and healthy, every day, everywhere.

Making health and safety an engaging experience
In 2022 we launched a new communication strategy for health and safety and now have a dedicated intranet site with a learning channel. Our new Yammer social networking group enhances visibility of updates, meaning employees can access the latest health and safety news and are signposted to existing and new content. These digital channels make it easier for us to share learnings across the business, helping build a better health and safety culture.
For this culture to succeed, employee engagement is critical. It’s why we’ve refreshed our health and safety brand and vision – to have a world-class, high-performing health and safety culture, where everyone, everywhere is safer together when working on site, at home and on the road.

2022 safety data by region

Region	Employee LTA rate	Employee TRA rate	Independent contractor LTAs[1]	Employee LTAs	Fatalities[2]
North America	1.85	4.33	1	5	0
Europe	1.09	2.89	12	11	0
Asia Pacific	0.59	1.17	2	7	0
Africa	1.01	1.75	8	8	0
Latin America and Caribbean	0.61	3.44	4	2	0
Diageo (total)	0.92	2.18	27	33	0
1. We do not report an LTA rate for independent contractors due to the difficulty and administrative burden in accurately recording headcount
2. Fatalities include any employee work-related fatality arising in their day-to-day work environment, or any work-related fatalities occurring to third parties and contractors (non full-time employees) while on Diageo’s premises

Improving our people’s safety on the roads
We want our employees everywhere to be safer when working on site, at home and on the road. Our Severe and Fatal Incident Prevention Programme – a core component of our health and safety strategy – helps us to achieve that. It protects our people and our reputation by preventing serious injuries and fatalities across our business.
As part of our Driving on Roads programme, we focus on driver behaviour and capability. In Africa we’ve launched a bespoke driving capability programme featuring e-learning training modules around risks of driving on the road as well as business policies, standards and best practices. In Europe we’ve successfully embedded a best-in-class driver capability programme that identifies and tailors training based on an individual’s driving behaviour. The programme aims to prevent employees from becoming complacent with their driving. We anticipated that these initiatives will improve drivers' capabilities and behaviours and ultimately reduce road traffic accidents and our insurance premium rates.

Business integrity
We remain committed to operating in the right way in everything we do. Compliance with our Code of Business Conduct and conducting our business with integrity are non-negotiable, and our approach to risk and compliance helps us go beyond the basics to encourage the right behaviours and attitudes every day, everywhere.
Our global Code of Business Conduct, available in 20 languages, sets out what we stand for as a company and how we operate, so all our employees understand what is required of them in working for Diageo. We undertake annual mandatory global training on our Code of Business Conduct and key global policies, which includes an Annual Certification of Compliance (ACC) for all managers and their direct reports, encompassing a total of 15,522 eligible employees.
Global training is delivered to all Diageo employees in an easily accessible e-learning format, with classroom training delivered to those employees who do not have regular access to a computer.
Another area of potential compliance risk is out interaction with third parties. Our Know Your Business Partner programme is designed to help us evaluate the risk of doing business with a third party before entering a contractual relationship, as well as help us to monitor any changes during our interactions. This year we refreshed our third-party risk programme to include additional mitigation of the increased risk of economic sanctions. We assess all our business partners for potential economic sanctions and compliance risks such as bribery and corruption, money laundering, facilitation of tax evasion, data privacy or other reputational red flags. We carry out additional due diligence processes for those parties that pose a potentially higher risk. Our global business integrity team oversees the programme and regularly reviews its effectiveness.

Business description (continued)
We encourage our employees, and anyone we do business with, to raise concerns about potential breaches of our Code of Business Conduct or policies. Our confidential whistleblowing helpline, SpeakUp, is available via phone or web portal, enabling anyone in or beyond Diageo to report a concern. Additionally, we encourage employees to come forward to their line manager; their legal or HR partners; risk and compliance teams; or business integrity partners.
This year 635 allegations of breaches were reported. While we saw an increase in allegations versus last year, we are noting that the reporting levels are recovering to pre-pandemic levels due to the return to offices. The substantiation rate of allegations has slightly decreased compared to last year, with 30% of cases confirmed as a breach (versus 39% in fiscal 21).
All allegations are taken seriously and investigated, and action is taken where necessary. We monitor all breaches to identify trends and root causes.
As of the end of fiscal 22, 54 people exited the business as a result of breaches of our Code of Business Conduct or policies (fiscal 21: 63 people). This is due to a reduction in severity and type of breaches this year.
The number of leavers for fiscal 21 has been restated due to a number of open cases from fiscal 21 being concluded this year. At the end of fiscal 22, we had 113 open cases, which may lead to more people exiting the business.

Business description (continued)
Our ESG reporting approach
Reporting transparently on the environmental, social and governance (ESG) issues that affect our business and that our business creates, plays a vital role in delivering our strategy. It helps us to manage ESG risks, seize opportunities and promote sustainable development everywhere we live, work, source and sell.
Our ESG reporting suite aims to provide comprehensive and comparable disclosures for a broad range of stakeholders. As well as publishing our integrated Annual Report and ESG Reporting Index at the year end, we also submit non-financial information to benchmarking and index organisations throughout the year, including those listed in our ESG Reporting Index. The non-financial reporting space is evolving quickly. We are committed to continual evaluation and improvement of our approach and to actively tracking emerging ESG frameworks and good practice.

How we report to our stakeholders – our reporting suite
Annual Report Where we present our most material disclosures and describe how our strategy delivers value for our business and other stakeholders.
Diageo.com Where, through the 'Society 2030: Spirit of progress' section, we give further details of our approach and performance, with examples of our strategy in action.
ESG Reporting Index Where we give additional disclosures in line with the GRI Standards and the UNGC advanced reporting criteria index; plus our response to the Sustainability Accounting Standards Board (SASB). This document also includes detailed non-financial reporting boundaries and methodologies.
Who are our stakeholders? Everyone who is affected by our business, and everyone who affects it, is a stakeholder. A detailed description of our stakeholder engagement process is on pages 156-159.

Non-financial information statement

Focus area	Relevant policies and standards	Read more in this report	Page
Promote positive drinking	– Marketing and Digital Marketing Policy – Employee Alcohol Global Policy – Position papers	– Promote positive drinking – Performing against our 2030 targets	38-40 50-53
Champion inclusion and diversity Our people	– Code of Business Conduct – 2021 Gender Pay Gap Report – Human Rights Global Policy	– Champion inclusion and diversity – Our people – Performing against our 2030 targets	30-31 41-43 50-53
Pioneer grain-to-glass sustainability	– Environmental Global Policy – Sustainable Agriculture Guidelines – Sustainable Packaging Commitments – Partnering with Suppliers Standard – Deforestation Guidelines	– Pioneer grain-to-glass sustainability – Performing against our 2030 targets – Responding to climate-related risks	44-46 50-53 58-65
Human rights	– Human Rights Global Policy – Modern Slavery Statement – Global Brand Promoter Standard	– Doing business the right way from grain to glass	54-56
Health and safety	– Health, Safety and Wellbeing Global Policy	– Doing business the right way from grain to glass	54-56
Anti-bribery and corruption	– Code of Business Conduct	– Risk factors	82-92
Our contribution to the UN Sustainable Development Goals		– Performing against our 2030 targets	50-53

Business description (continued)
Responding to climate-related risks

Action to combat climate change
Climate change is disruptive and accelerating.
It is a risk we can, if we act swiftly and collectively, try to mitigate. There are also opportunities for companies that recognise the challenge, and develop credible plans to adapt to changing circumstances.

Climate risk is disruptive and accelerating
The past year has seen climate change move dramatically up the global agenda. In August 2021, the Intergovernmental Panel on Climate Change (IPCC) published its Sixth Assessment Report, which paints a stark picture of the impact of climate change on our environment, and makes it clear that all parties need to act immediately if we are to avoid catastrophic implications for the planet. November 2021 saw most of the world’s leadership gathering for COP26, the UN’s climate change conference, which confirmed the Paris Agreement, a treaty made at COP21 in 2015, that governments must make every reasonable effort to ensure that the global temperature rises by no more than 1.5°C above pre-industrial levels. In January 2022, the World Economic Forum’s Global Risks Report stated: ‘Climate change continues to be perceived as the gravest threat to humanity. Global Risks Perception Survey respondents rate “climate action failure” as the risk with the potential to inflict the most damage at a global scale over the next decade.’1

Developments in corporate regulation
It is no surprise that climate change is of increasing concern to legislators, investors and analysts – as well as to employees and other corporate stakeholders. Global companies, with considerable economic and wider influence, are important actors in the world’s efforts to combat climate change. This concern is making itself felt through developments in regulation, for example, with the requirement in the United Kingdom this year for premium listed companies to report against the recommendations of the Task Force on Climate-Related Financial Disclosures (TCFD). In the United States, the Securities and Exchange Commission (SEC) proposed rule changes that would require companies to include climate-related disclosures in their periodic reports. 2021 also saw the establishment by the IFRS Foundation of the International Sustainability Standards Board (ISSB), whose aim is to ‘deliver a comprehensive global baseline of sustainability-related disclosure standards that provide investors and other capital market participants with information about companies’ sustainability-related risks and opportunities to help them make informed decisions.’

Committed to action
We welcome many of these developments, and particularly certain recommendations of the TCFD and the SEC, as important steps in increasing stakeholders’ and companies’ focus on climate change, and we are committed to playing our part and championing policies that support the Paris Agreement. We believe harmonisation of reporting frameworks will bring benefits to investors, as well as simplifying reporting requirements for companies. We support the establishment of a coordinated approach by regulators across jurisdictions, which reflects the reality that climate change is a cross-border issue, and we have actively engaged in consultations by organisations like the SEC to advocate such harmonisation.

Society 2030: Spirit of Progress
Since 2020, we have worked to incorporate the TCFD framework into our reporting, and have found it helpful in accelerating our efforts to decarbonise our value chain, mitigate and adapt to climate change risks and identify opportunities for transitioning quickly to a low-carbon future. We began our carbon reduction efforts in 2008, while also acting as a champion for water stewardship around the world to combat the related issue of water stress.
Today, our focus on climate change is encapsulated in one of our six strategic priorities which help us pursue our ambition to be one of the best performing, most trusted and respected consumer products companies in the world. The priority, ‘pioneer grain-to-glass sustainability’, also encompasses other important topical issues relating to sustainability, such as water stress, biodiversity loss, poverty and inequality. Many of these issues are being exacerbated by climate change, and are threatening both the environment and the prosperity of communities everywhere, particularly those in low-income countries. In response to these challenges, in 2020 we launched a bold, 10-year action plan, 'Society 2030: Spirit of Progress', which sets stretching targets, including our commitment to achieving net zero carbon emissions from our direct operations (Scopes 1 and 2) by 2030, and across our full value chain (Scope 3) by 2050 or earlier. And we are proud to be a signatory to the Business Ambition for 1.5°C, which calls on companies to set ambitious science-based emissions reduction targets.

1.Global Risks Report, World Economic Forum, January 2022

Business description (continued)
Understanding the impact of climate change on our business
Climate change is an important disruptive force, with potential to drive substantive changes in our operations and supply chain in the short term (one to five years), medium term (five to 10 years), and long term (10 to 30 years). Many of the potential effects of climate change can be characterised as risks, either physical risks to our environment, or risks associated with the transition to a low-carbon economy in pursuit of the Paris Agreement targets. Climate risk is therefore cross-cutting, with the potential to affect companies, financial institutions, households, countries and the financial system at large. There may, however, be opportunities as well as risks for those companies that enable the transition to a low-carbon economy.
Because there are so many different factors affecting how climate change will play out in the world, it is difficult to quantify the precise timing and impact of climate risks on our business, or indeed the opportunities that may present themselves. Nonetheless, some modelling is possible, and so, with the support of expert partners, we are building our capability to assess both, and model their impact under various scenarios, as discussed in this report. From this modelling work, we estimate that, from what we know now, climate change is not expected to have a material impact on the results of our operations, or on our financial condition by 2030 (see page

Governance
We have adopted the TCFD’s recommendations for reporting on governance, summarised on page 72
Given its importance, and the potential severity of the risk it poses, we oversee climate change at the highest level of the company, and have governance processes in place intended to ensure that we consider and factor climate risk into our business operations. We include climate risk as a principal risk in our risk register (page 84), now as well as in the short, medium and long term, and we assess and consider its impact carefully, including a formal review by the Executive Committee and the Board at least twice a year, and discussion at our Annual Strategy Conference.
Board and management oversight of climate change
We believe governance of climate change risks and opportunities needs to be embedded at all levels of our organisation. This year, while our governance structure, described below, has not changed, we increased our investment in climate risk management and scenario analysis.
We believe that climate change is of such importance to us and our stakeholders that the Diageo Board and Executive Committee should be responsible for managing climate-related risks and opportunities, and do not delegate responsibility to a sub-committee. Executive sponsorship and responsibility is shared jointly between the President of Global Supply Chain and Procurement (Ewan Andrew) and the Corporate Relations Director (Dan Mobley). At an operational level, they are supported by our cross-functional Climate Risk Steering Group, with sub-groups dedicated to different areas such as supply, strategy, risk and so on.
The Steering Group meets up to twice monthly to oversee how we are managing climate risks and identifying opportunities. Within this, a sub-group from Supply and Procurement oversees physical risks, with other working groups responsible for addressing transition risks and opportunities, for example market and reputation, policy and legal, and technology.
Our Executive Committee reviews updates on climate risks and opportunities from the Steering Group twice a year, and considers their implications for strategy and decision-making. The Executive Sponsors formally update the Board quarterly; including, where relevant, reviewing the outputs of our climate change risk assessments and scenario analyses, and overseeing any related decision-making. Any potential financial implications of climate risk and potential impacts on Diageo’s consolidated financial statements, including performance and progress against non-financial metrics, are also shared with the Audit Committee.
Because of the critical importance of climate change, we have developed a range of communications and training materials on sustainability issues for our employees on our digital learning platform. These include specialist training for leaders, and climate-risk education programmes open to all.
We continue to engage externally, to monitor and promote good practice and keep pace with stakeholders’ expectations of companies with regard to climate change. This includes being an active member of the TCFD working group through the UN Global Compact.

Business description (continued)
Climate change as part of remuneration
Given the importance of managing climate change, the performance element of the long-term incentive plan (LTIP) for our senior leaders encourages and rewards performance against an ESG measure (introduced in 2020, for fiscal 21 to 23). It constitutes 20% of the performance share award, which is granted to the Executive Committee as well as other senior leaders across the business. Of this 20%, 10% (i.e. half of the share award) relates to targets for carbon emissions and water efficiency, which directly support mitigation of and adaptation to climate change risk. (See Directors' remuneration report from page 176.)
Risk management
We have adopted the TCFD’s recommendations for reporting on risk management, and include identification of risks in this section as they are easier to understand in this context.
Climate risk may be divided into two broad categories: physical risk and transition risk. Physical risks to our environment manifest themselves in two ways: chronic changes (sea level rise, temperature increases, changes in precipitation patterns), and acute events (such as floods, storms, heatwaves or other extreme weather events). While acute events can cause short-term damage, chronic changes are slower to materialise but can cause long-term, irreversible changes. Transition risks are those associated with the economic transformation needed to transition to a low-carbon economy: for example, policy and legal changes, such as introducing carbon taxes; technology changes such as developments to switch to renewable energy; or market changes such as consumer pressure for more sustainable solutions. As we have already seen in the last few years, the time lag between emissions increasing and the resulting change in the climate means that some physical risks are already becoming a reality, and will continue to increase even while efforts to reduce emissions intensify.
Although they are interconnected, physical and transition risks are normally assessed separately, since they are amplified by different scenarios. In a world where carbon emissions continue to rise, physical risks become more likely, whereas in a world where we meet the goals of the Paris Agreement, transition risks - and opportunities - increase.

How we manage climate risk
As a global business with a broad portfolio of brands based on agricultural ingredients, and production facilities in multiple geographies and locations, we are exposed to a wide range of climate risks. However we believe we have a considerable measure of resilience, built up through decades of experience managing the effects on our raw material supply of normal variations in climatic conditions and agricultural yields. We do this through careful planning in our supply and procurement function, and through supporting research and development of high-yield, drought-resistant crops. Many of the regions in which we operate are water-stressed, and we have a strong track record of adaptation measures to support the sustainability of our operations in these areas. Climate risk has been integrated into our enterprise risk management processes for some time, particularly in our market, supply chain, procurement, and site and strategic risk management processes; and has been built into our strategic and business continuity plans.
Nevertheless, climate risk is accelerating fast, so we must not be complacent – which is why it is included as a principal risk on our risk register. We take very seriously the risks climate change could pose – to the health and safety of our people, to our reputation, and to our ability to meet our 'Society 2030: Spirit of Progress' goals. We are therefore prepared to take some risk ourselves in innovating to meet consumer needs for more sustainable products and combat climate change that way. And so, with the help of external partners, we have developed a much broader and deeper analysis of climate-related risks, which will continue to evolve as scientific understanding develops, and as we build our internal knowledge and expertise.

Business description (continued)

Identifying our physical risks
Physical risks manifest themselves differently in different parts of the world, and so, for a global business like ours, with operations in many parts of the world, assessing them is a considerable task, requiring assessment not only of our own sites, but those of our many suppliers as well. Trying to do it all at once is challenging, and there is an advantage in doing the analysis over a couple of years because it means we can incorporate what we learn from earlier assessments into later ones. Nonetheless, we appreciate the urgency of understanding this risk, and are pleased with the coverage we’ve achieved since we began the process last year. We plan to complete the work with our remaining markets over the next two years.
We began our physical risk assessment in 2021 by focussing on those markets with the highest sales value – North America and Scotland – and followed that up this year with those geographies where physical climate risk is likely to be highest – Africa, India, Mexico and Turkey. Also in 2021 we carried out a global assessment of water stress, an activity we conduct routinely every two to three years.

Risks
Risk type	Water scarcity	Input costs	Consumer behaviour
	Increasing water-stress and water scarcity negatively affects our ability to continue to produce beverages in areas of high water-stress	Policy changes (carbon taxation, shift to renewables) causes increases in input costs, particularly glass	Consumers shift purchasing behaviour towards more sustainable products, rejecting products perceived as unsustainable
Category	Physical – chronic	Transition – policy/legal	Transition – market
Timeframe	Short, medium, long	Short, medium	Short, medium, long
Trajectory	Increasing	Increasing	Increasing
Impact (if not mitigated)	Moderate[1]	Moderate	Moderate
Response examples	•Water use efficiency improvements •Water replenishment in 100% of water-stressed areas •Collective action programme to reduce water use in 'priority water basins'	•Supply chain decarbonisation •Engaging suppliers in alternative technologies for low-carbon operations •Exploring technologies for reducing packaging weight	•Pack weight reduction •Increased recycled content •Developing circular product offerings (refill, reuse)
Opportunities
Opportunity type	Supply chain decarbonisation		Innovation in sustainable product offerings
	Reducing our Scope 1, 2, and 3 emissions reduces our exposure to carbon taxes and related costs, and improves our reputation with customers and consumers		Developing more sustainable products (lighter weight, higher recycled content, more refillable and reusable containers) meets consumers’ increasing demands for more sustainable products
Category	Transition – policy/legal		Transition – market
Timeframe	Short, medium		Short, medium
Trajectory	Increasing		Increasing
Impact (if not mitigated)	Moderate		Moderate
Response examples	•Society 2030 targets for Scope 1,2, and 3 emissions •Decarbonisation programme and capital investment •Renewable energy		•Society 2030 targets for sustainable packaging •Innovation to deliver more sustainable products

1. ’Low’ impact is defined as having a negligible impact on customer service, or an absorbable disruptive impact on one or more brands. ‘Moderate’ impact is defined as disruption to production/supply chain creating an inability to service a small portion of our customer base, the impact of which is manageable; or a significant short-term impact on one or more of our core or local priority brands which is absorbable by the business. ’High’ impact is defined as an inability to service a signifiacnt portion of our customer base, or major reputational damage.

Business description (continued)
Scope of assessment
We conducted assessments for our own sites and those of key suppliers and logistics, over two timeframes (present to 2030 and to 2050), and for two warming scenarios: medium warming, 2-3⁰C (IPCC scenario RCP 4.5) and severe warming, 4-5⁰C (IPCC scenario RCP 8.5). The analysis we have done so far (see table on page 63) represents approximately three quarters of our volume produced globally.

–Diageo sites: for our own and key third-party operator (TPO) sites, we analysed at a high level the risks to which they are likely to be exposed, and, for those that are either of greatest strategic importance or at greatest risk, we carried out more detailed assessments. In doing so, we developed a site-specific climate risk register, which will help us plan how to mitigate the risks. At each location, we looked at a combination of three things: the different activities carried out (e.g. malting, distilling, packaging and so on); the part of the process that might be affected (e.g. infrastructure, water supply, energy sources); and the physical risks that might occur (a total of 19). This level of detail is necessary because some activities are more sensitive to physical risks (such as higher temperatures) than other activities at the same site. In total, we analysed 316 site/activity combinations, which gave us an overall risk rating for each site.
–Supply chain and logistics: in each location we analysed the factories and warehouses of our key suppliers (e.g. those of our most critical or specialised ingredients and components); key agricultural commodities; and our most critical upstream and downstream distribution routes (road and rail, and sea ports), to determine those which might be exposed to physical risk in the future. We carried out the same analysis of physical risks for our supplier sites as we did for our own sites.

Focus on water stress
Because we rely so heavily on water as a raw material and in our processes, we have been regularly assessing our own production sites for water stress since 2008. The most recent assessment was in 2021, and we updated it in 2022 to reflect changes in our operations due to disposals. The assessment – and our classification of a site as ‘water-stressed’ – is based on external (WRI Aqueduct tool) and internal site surveys covering physical, regulatory, and social and reputational considerations.

Business description (continued)

Key climate risks to agricultural ingredients by region

United States

Maize	T W
Barley	T P
Rye	T W
Sugar beet	T W P
American white oak	T W

Europe

Barley	W D P
Wheat	W P
Rye	T W
Sugar beet	T

Turkey

Anise	T D P F
Grapes	T W F Fi
Sugar beet	T W F Fi
Wheat	T W D

Central and South America

Sugar cane	T W H F P S
Agave	T

Africa

Barley	T D P
Maize	T D F
Sorghum	T P
Sugar beet	T W
Sugar cane	T W P
Cassava	T D P
Vanilla	T S

India

Barley	T W D P
Grapes	T W D P
Rice	T P F
Molasses (sugar cane)	T W D P

Priority raw materials by volume

- Barley
- Agave
- Wheat
- Maize
- Sugar / Molasses
- Grapes
- Sorghum
- Rice
- Other (including anise and vanilla)

Climate risks likely to affect agricultural commodities

- T Temperature
- D Drought
- F Flood
- P Precipitation (variability/extremes)
- W Water stress
- Fi Fires
- H Hurricane/storm
- S Sea level

Operational scope of our physical risk assessments

Region	Diageo and key TPO assets (detailed assessments)	Agricultural commodities	Supplier assets	Ports[2]
North America	12 (4)	8	86	6
Scotland	47 (5)	16	103	15
Africa	48 (5)	6	256	14
India	46 (7)	4	59	1
Mexico	16 (4)	1	68	2
Turkey	9 (4)	4	64	5
Total	178 (29)	n/a1	636	43
1. We analysed some commodities in more than one location.
2. Road and rail assessments were done at a country level and therefore not individually quantified.

Business description (continued)
Our physical risks – results
The assessments highlighted three key points:
1.Risk are high and increasing: the level of physical climate risk is already relatively high and is projected to increase in all regions, most severely in India, which accounts for the top 10 of our most ‘at risk’ activities. Risks ranged from medium to high in our top 10 most at risk sites in each region.
2.All agricultural ingredients are at risk: all those we assessed are subject to some degree of climate risk, with the risk set to increase for most under the scenarios we analysed.
3.Water scarcity and high temperatures: water stress, drought and high temperatures are our most significant risks.

Overall, out of the 316 site/activity combinations we analysed, two are currently classified as high risk, and 29 as medium-high. Under the worst-case scenario, i.e. a temperature rise of 4-5⁰C, this rises to 11 high-risk site/activity combinations by 2050, and 42 medium-high.

Trajectory of physical risk from 316 site/activity combinations3

Scenario	Combined number of sites/activities at medium-high risk, including % of total site/activities	Combined number of sites/activities at high risk, including % of total site/activities
Present day	29 (9%)	2 (1%)
2030, 2-3°C (RCP 4.5)	28 (9%)	9 (3%)
2050, 2-3°C (RCP 4.5)	34 (11%)	10 (3%)
2030, 4-5°C (RCP 8.5)	32 (10%)	9 (3%)
2050, 4-5°C (RCP 8.5)	42 (13%)	11 (3%)

3. Scoring methodology
a) Relative risk score: the physical risk assessment results are reported as relative risk scores (in comparison to the full sample of Diageo sites assessed) to help us prioritise the sites for which we should create mitigation plans. High-risk sites are above the 99th percentile; medium-high are in the 90th to 99th percentile; and medium are in the 55th to 90th percentile.
b) Trajectory score: the risk assessment also produces trajectory scores for each of the hazards assessed, indicating how they are expected to worsen or improve in the scenario and timeframe in question.

Physical risks in our supply chain
We focussed on three main areas in assessing risks to our supply chain, with the results as follows:
•Suppliers’ assets: given the number and geographical spread of the sites we assessed, we found a greater range of risks than for our own sites. Nonetheless, as with our own sites, the most common risks, and those forecast to get worse, were water stress and higher temperatures. Other relevant risks, which may affect our packaging components, were humidity and wildfires. The information about our suppliers’ sites was also useful to our suppliers themselves, and means we can work together to develop mitigation plans where it makes sense to do so.
•Agricultural commodities: through the analysis, we produced a risk register for each commodity (chosen for their strategic importance), detailing possible risks, their severity, how we should respond (e.g. whether to mitigate or transfer the risks), and control measures to put in place. The map (on page 63) summarises the main climate hazards to which our key commodities are exposed. Some (barley, wheat, maize for example), are easier to procure in multiple locations than others (agave, for example); so the insights we’ve gained will help us find ways to adapt what we do for the most sensitive crops, and we will create contingency sourcing plans for the rest.
•Distribution routes: the analysis showed that in general, the risks to ports came from water stress and changing temperatures, while the risks to road networks were broader, including both chronic risks such as temperature increases and sea level rises, and acute risks, such as storms, floods or wildfires. Both acute and chronic risks were assessed to be higher in the warmer geographies (India, Africa, Mexico and Turkey). The insights from this review will help us plan effectively for any contingencies in our distribution routes that may become necessary.

Business description (continued)
Physical risk results by region – Diageo and key third-party supply sites
Overall, the main physical hazards we are exposed to are high temperatures and water stress. High temperatures may cause risks to employees’ health and productivity, as well as affecting our processes (such as fermentation which is sensitive to temperature variations) and cost. For example, higher water temperatures mean higher costs of cooling to the temperature we need to use water in our sites. Here we summarise the key findings by region, which may affect both our own and our suppliers’ sites, and our agricultural commodities and packaging materials sourced in those regions.

Region	Risks increasing	Risks declining
North America	•Wildfires •Storm winds •High temperatures •Water temperature	•Cold temperatures
Mexico	•Water temperature •Water stress •Wildfires	•Cold temperatures
Scotland	•Water temperature •Wildfires	•Cold temperatures
Africa	•Water temperature •Cold temperatures •Rising sea level / coastal flooding	•Cold temperatures
Turkey	•Water temperature •High temperatures •Rising sea level / coastal flooding	•Cold temperatures
India	•Water stress •Extreme heat	•Cold temperatures

Summary of our key climate risks and opportunities

Risks

Risk type	Water scarcity Increasing water stress and water scarcity negatively affects our ability to continue to produce beverages in areas of high water stress	Input costs Policy changes (carbon taxation, shift to renewables) cause increases in input costs, particularly glass	Consumer behaviour Consumers prioritise purchasing more sustainable products, rejecting products perceived to have a negative environmental impact
Category	Physical – chronic	Transition – policy/legal	Transition – market
Time frame	Short, medium, long	Short, medium	Short, medium, long
Trajectory	Increasing	Increasing	Increasing
Impact (if not mitigated)	Moderate[1]	Moderate[1]	Moderate[1]
Response examples	• Improvements in water-use efficiency • Water replenishment plans in 100% of water-stressed areas • Collective action programme to reduce water use in 'priority water basins'	• Supply chain decarbonisation • Engaging suppliers in alternative technologies for low-carbon operations • Exploring technologies for reducing packaging weight	• Packaging weight reduction • Increased recycled content in packaging • Developing circular product offerings (refill, reuse)

Opportunities

Opportunity type	Supply chain decarbonisation Reducing our Scope 1, 2, and 3 emissions reduces our exposure to carbon taxes and related costs, and improves our reputation with customers and consumers	Innovation in sustainable product offerings Developing more sustainable products (lighter weight, higher recycled content, more refillable and reusable containers) meets consumers' increasing demands
Category	Transition – policy/legal	Transition – market
Time frame	Short, medium	Short, medium
Trajectory	Increasing	Increasing
Impact (if not mitigated)	Moderate[1]	Moderate[1]
Response examples	• 'Society 2030: Spirit of Progress' goals for Scope 1, 2 and 3 emissions • Decarbonisation programme and capital investment • Renewable energy and regenerative agriculture	• 'Society 2030: Spirit of Progress' goals for sustainable packaging • Innovation to deliver more sustainable products

Business description (continued)
Responding to climate-related risks continued

Identifying our transition risks and opportunities
In 2021, alongside our physical risk analysis for North America and Scotland, we also analysed, as defined by TCFD, the risks1 and opportunities2 in those regions of transitioning to a low-carbon economy. In doing so, we found that there were some opportunities as well as risks, and we concluded that most of these risks/opportunities were generally applicable to other regions as well. This year, we reviewed that analysis based on the latest insights from our working groups, and concluded that overall, the risks/opportunities identified in the 2021 assessment were still appropriate.

Our transition risks and opportunities – results
The purpose of carrying out a transition risk assessment across our operations and value chain is to uncover our risks, strengthen our resilience, capitalise on opportunities and, ultimately, in the face of the changing market dynamics as we transition to a low-carbon economy, help us both protect and grow our business. The assessment examined our agricultural inputs, our production and packaging, and our distribution and sales channels. The greatest risks and opportunities were found to be in packaging and sales respectively. In packaging, shifting to low-carbon production may well mean higher costs; we may also be subject to higher taxes, and need to meet requirements for more light-weighting, redesign, recycling and recycled content. On the positive side, however, there are potential sales opportunities for those businesses that offer consumers more sustainable products, making greater use of recycling, reuse and returnable products.

We identified 150 risks and opportunities overall, and assessed 105 that were relevant to our business. From this list we identified 24 that we need to manage, and of those 24 identified those with the most potential impact on our business. These were:
•Policy and legal risks included carbon taxation, and legal and social considerations relating to land use, agricultural material use and water use.
•Market and reputation risks and opportunities related to GDP reduction, consumer rejection of particular brands, categories, materials or supply chains due to their perceived environmental impact, and consumers switching to more sustainable products.
•Technology risks and opportunities related to the decarbonisation of our supply chain and those of our suppliers

1.The TCFD’s definition of transition risks: policy and legal, market, reputation, technology
2.The TCFD’s definition of transition opportunities: resource efficiency, energy source, products/services, markets, resilience

Strategy
We have adopted the TCFD’s recommendations for reporting on strategy, although we have included the identification of risks and opportunities in the risk management section since they are easier to understand in that context.
We have a long history of creating world-class drinks experiences for consumers across the world from a wide range of natural ingredients. Over the years, we have become more expert at managing scarce resources, particularly water, and adapting production of our drinks to use alternative ingredients when necessary. This is reflected in one of our six strategic priorities, ‘pioneering grain-to-glass sustainability’. The insights we’ve gained from our recent work to identify the risks and opportunities from climate change is informing our strategy through the next stage of the process – scenario analysis based on those risks and opportunities. This analysis, carried out with the help of external experts, aims to estimate the financial impact of climate change on our business. Because of the limitations of climate risk scenario analysis, any estimate will have limitations; in fact perhaps the greatest benefit of scenario analysis is that it helps us to understand where risks and opportunities are most likely to materialise, to understand trends, and to integrate them into our strategy.

The limitations of climate change scenario analysis
Any scenario analysis is limited by the variables and assumptions included in the model, but it is particularly difficult with climate change. This is because of the considerable uncertainties in how the physical risks will play out under different temperature scenarios in different parts of the world, and the considerable uncertainties in how far and how quickly the world will be able to introduce the changes needed to limit the rise in temperature. No single scenario is likely to materialise in the coming decades by itself, and we are all likely to be exposed to both physical and transition risks as the world continues to warm as a consequence of emissions already in the atmosphere. The pathway to reducing emissions is also highly variable, as governments and industry pursue a variety of means, such as introducing regulation and developing new technologies. But whatever the pathway, we are committed to playing our part in fighting climate change, through delivering our Society 2030: Spirit of Progress goals.

Summary of scenario analysis results
We analysed three temperature increase scenarios. The first envisages a successful transition to a low-carbon economy in time to keep the temperature rise to 1-2⁰C by 2100, and assumes a variety of decarbonisation challenges and opportunities relating to ingredients, energy, packaging and transport costs, and changes in demand for our products (to 2030 and 2050). The other two look at the likely effects of varying degrees of continued warming, and the impacts that will arise from the physical risks this presents (to 2030 and 2050). We looked at a moderate warming scenario (temperature rise of 2-3⁰C), and a severe warming scenario (temperature rise of

Business description (continued)
4-5⁰C). For both these warming scenarios, we assessed our assets, supply chain and critical ingredients for financial vulnerability to physical risk.
As discussed in detail below, the impacts of climate change are broad, and in many cases difficult to predict with certainty; however, some consistent themes have emerged. First, it is highly likely that we will be exposed to both transition and physical risks, and therefore should be prepared for both; and second, that the main impacts on our business, under any of these scenarios, are likely to come from water stress, the cost of decarbonisation and consumer demand for more sustainable offerings, although none of these are expected to have a material impact on the results of our operations, or on our financial condition, by 2030. Our priorities should therefore continue to be to decarbonise our supply chain, adapt to water stress in water-stressed areas, and develop more sustainable products, to continue to reduce our impact on the environment. These will help us mitigate the risks and prevent them from becoming material to our financial performance.
The potential impacts of climate change are evolving all the time, and we need to stay on top of them in our planning. In the coming year, we aim to cover those countries we have not yet assessed; and we will continue to refresh our analysis of water stress and update our scenario analyses regularly. We will also continue to research consumers’ attitudes to sustainability, and develop more environmentally-friendly products – e.g. increasing the use of recycled content in packaging, and reducing the amount of packaging material we use.
As one example of a step change towards our ‘Society 2030: Spirit of Progress’ goals, in 2020 we launched Diageo Sustainable Solutions (DSS). This global programme involves partnering with early- to mid-stage technology businesses to find and apply cutting-edge technology in our supply chain – covering agriculture, energy, packaging, waste and water.

In looking for bigger, bolder ideas and solutions that can transform sustainability in all areas of our products, DSS allows us to do far more than we could do on our own. At the launch of the programme, we published four challenges, and received more than 280 applications of which we reviewed 30 pitches. We chose six partners for the first cohort, and are currently piloting their technologies. In December 2021, we published another four much more specific packaging challenges, around alternative formats and reusable technology, and received 73 applications. We shortlisted 27, and are currently finalising the choice of projects for pilots.

Results of analysis of warming scenarios – effects of physical risk
As discussed on the previous page, we analysed the likely effects of the physical risks of two warming scenarios on the financial performance of our business, projected to 2030 and 2050. To calculate the financial impact, we assessed the value of the assets at risk, the likely loss of either asset or sales value in a year as a result of a risk materialising, and then calculated the total loss in value in each of 2030 and 2050. Importantly, the scenarios assumed that we will have taken no mitigating actions in the meantime. The risks are characterised as acute or chronic. Chronic risks include changes in temperature and precipitation that may cause increased water stress, water scarcity, or decreased water quality, or may impact our ability to source agricultural materials. Acute risks include floods and storms, which may impact our sites, or the supply of raw materials and ingredients.
The results showed that overall, our sites are likely to be resilient to acute weather events, like floods and storms, although we are more exposed to the acute risk of drought, and to chronic changes like water scarcity. Indeed, water scarcity is the biggest climate-related risk to our financial performance, since we have many sites in water-stressed areas that may not be able to continue production at current levels should these temperature scenarios play out. Those sites most likely to be affected are in India, Mexico, Turkey and North America, with all of our production sites in Mexico likely to be exposed to extremely high water stress.
Under the medium warming scenario, the number of our production sites and thus our sales exposed to extremely high water stress is unlikely to change from the situation today, either by 2030 or by 2050. But should the severe warming scenario occur, even though the number of sites affected won’t change, those that are affected are likely to suffer even greater shortages of water, under both time frames. They will also have a greater impact on the health and wellbeing of employees at those sites. Flooding and storms are the next most likely physical risks to affect our financial performance, since they may damage our sites or disrupt our supply of agricultural commodities, and the price of most of the commodities we analysed is set to increase under these scenarios. The only physical risk likely to affect our operations or financial condition in any material way is drought, given our reliance on water to make our products.
Modelling the financial impact of drought is particularly difficult because there are many factors at play, not least the probability of drought occurring, the length of time operations would have to be suspended, the impact of any adaptation or contingency measures, and so on. Nonetheless, we have modelled what we can, using both the standard external models and our own analyses, and considering severe but plausible assumptions (e.g. concurrent downtime in all water-stressed sites due to drought). We concluded that, by 2030, drought is not expected to have a material impact on the results of our operations or on our financial condition.
Beyond 2030 it is much harder to analyse, given the lengthy time frame; however, our models show that if we take no mitigating actions, by 2050 drought could have a material impact on the results of our operations, or on our financial condition. This is why it is so important that we focus on water stress in our strategic planning.

How we are mitigating physical risks
Our physical risk scenario analysis confirmed that, of all the physical risks of climate change, we are most exposed to water stress, and that we are most exposed in India and Mexico, as well as North America, Turkey and Africa. This serves to reinforce our commitments to using less water and replenishing more water than we use in areas of water stress. Water is a shared resource, so we cannot tackle water stress alone; this is why we launched the Diageo Collective Action Programme in 2020. Through this programme, we are working with partners in ‘priority water basins’ (areas suffering particular water stress, and which are strategically important)

Business description (continued)
where our sites are located, namely 14 sites across 12 priority water basins in 10 countries. For more on our water replenishment and collective action work, see pages 44-46.

Results of analysis of transition scenario – risks and opportunities
As discussed above, the successful transition to a low-carbon economy, which assumes we meet the Paris Agreement target of limiting global warming to 1-2⁰C, brings both risks and opportunities. To help us model the potential impacts on our financial performance, we worked with an external expert in this type of modelling.

Methodology for analysing the transition scenario
We looked at two potential scenarios, and compared the likely difference in cash flows to 2030 and 2050:
•Baseline scenario: some drivers of the transition scenario, such as policy intentions and national targets, are already in place. This scenario therefore aims to analyse what the effects of these elements would be, insofar as they are backed up by detailed measures for their realisation, as well as other market trends and expectations that can be inferred from available data and analysis.
•Transition scenario assuming we reach net zero emissions by 2050: this sets out a narrow but achievable pathway for the global energy sector to achieve net zero emissions by 2050, alongside necessary changes in all other sectors of the economy to limit global warming to 1-2⁰C.
Both scenarios are based on a combination of internal and external models and data.
•External models: we used a variety of scenarios developed by the International Energy Agency (IEA), the IPCC and various other institutions.
•Internal models: for each of our product categories, we looked at production costs and margins; sales and consumption by region; and expected growth. It was important to look at each product category separately because they are exposed to different types of transition risk.

Together, these models gave us a range of plausible assumptions designed to capture a trajectory of changes in demand, costs, prices, regulation, technology, and capital investments in relevant markets and business segments, that could result in the world achieving net zero by 2050. We looked at how combinations of these changes might affect us both positively (increased demand for sustainable products) and negatively (higher costs), and estimated the combined effect on our cashflow to both 2030 and 2050.

Outlined in the table on page 68. are the materials that most affect our input costs, which may go up or down depending on the situation. We have modelled the costs based on our exposure to global versus local changes; so, for example, glass and aluminium are procured globally, while the cost of energy, for example, is always local.

Responding to climate-related risks continued
Input costs assessed in the scenario analysis by geography

Region	Global	UK	US	Canada	Mexico	Turkey	India	Africa
Glass	•
Aluminium	•
Land transport	•
Ocean transport	•
Energy		•	•	•	•	•	•	•
Electricity		•	•	•	•	•	•	•
Raw materials
Barley	•
Wheat	•
Maize	•
Rice	•
Sorghum								•
Sugar	•
Vanilla								•
Anise						•
Agave					•
Grapes						•

For each scenario, we then estimated the prices of major input costs, where relevant by geography, and modelled the impact they would have on our operating profit.

Business description (continued)
Transition risk and opportunity scenario analysis – findings
Transitioning to a low-carbon economy would generate both risks and opportunities for Diageo, and through our scenario analysis we have estimated the impact on our operations and financial condition to 2030, concluding that it is unlikely to be material by that date, even assuming all changes in production costs were borne by us. This is reflected in our assessment of viability and impairment (see page 46 of the Annual Report). We have not calculated the financial impact to 2050 because there are too many variables and unknowns to make such a calculation meaningful. However, what we do know is what the drivers are – namely water stress, decarbonising our supply chain, and increasing demand from consumers for sustainable products. Within these drivers, the biggest cost comes from decarbonising the supply chain, and much of that comes from the price of glass, an important component of many of our products’ packaging. The cost of glass is likely to continue to rise, pushing unit production costs up, even while other costs may generally decline over the longer term. While the impact on Diageo as modelled may not be material to 2030, the planet needs significant science-based action to create a sustainable low-carbon future. Therefore we have committed to decarbonising our own operations and partnering with our suppliers to halve the carbon emissions from our supply chain by 2030. For more on our plans to decarbonise our supply chain, please see the metrics and targets section(pages 69-71).
The scenario analysis gave us insights into which parts of our business would be most affected by transition risk. The markets most likely to be affected are India and Mexico, because of the high relative impact of packaging costs on overall profitability. Looking at product categories, Scotch whisky and tequila are most likely to be affected — because they can be produced only in Scotland and Mexico respectively, but are imported into many countries around the world, and are packaged mainly in glass. And today, consumers are increasingly sensitive to the perceived environmental impacts of imported products. Although not financially quantified, these changes in consumer behaviour could potentially result in lost revenue and profit, if we do not respond. However, there is an opportunity for companies that innovate, and that develop and produce drinks in a more sustainable way, for example through packaging reduction, re use and recycling.

Metrics and targets1
We have adopted the TCFD’s recommendations for reporting on metrics and targets.
We are committed to playing our part in transitioning to a low-carbon world and making a positive impact on the environment. Our ‘Society 2030: Spirit of Progress’ ambition includes stretching goals for decarbonising our operations and supply chain, and for water efficiency and replenishment. The figure (on page 69) outlines our pathway to net zero carbon emissions. Our annual targets to achieve net zero by 2030 in our Scope 1 and 2 emissions have been validated by the Science Based Targets initiative (SBTi). We have an interim target of a 50% reduction in Scope 3 emissions by 2030, and our Scope 3 target of net zero by 2050 has also been validated by the SBTi.

Science-based targets for carbon emissions
By 2030, we commit to:

Target	KPI	2022 performance
Becoming carbon net zero in our direct operations (Scopes 1 and 2)	Percentage reduction in absolute GHG (ktCO2e)	5.3%
Reducing our value chain (Scope 3) emissions by 50%	Percentage reduction in absolute GHG (ktCO2e)	(4.7)%[2]
Using 100% renewable energy across our direct operations	Percentage of renewable energy across our direct operations	41.2%

This year we achieved a further 5.3% reduction in emissions from our direct operations which keeps us on track to achieve net zero by 2030. However, increased production volumes across many of our markets is making it even more challenging to meet our net zero targets, so we reviewed our net zero roadmap and adjusted our interim decarbonisation trajectory accordingly. Our value chain Scope 3 emissions increased by 4.7%, mainly due to increased production and the associated increased use of raw materials, packaging, third-party operations and neutral-spirit sourcing. We recognise that this target is challenging given the complexities of enabling impactful change up and down the value chain, and we must work closely with suppliers, peers and others to ensure we meet this target.

Business description (continued)

Carbon emissions (Scopes 1 and 2) by region by year (1,000 tonnes CO2e)[3,4,5]
Region	2020 (baseline)	2021	2022
North America	128	127	100
Europe	153	130	145
Asia Pacific	37	15	14
Africa	151	172	150
Latin America and Caribbean	23	28	38
Diageo (total)	492	472	447
United Kingdom	87	71	84
1. Baseline year for ‘Society 2030: Spirit of Progress' targets is 2020 unless otherwise stated
2. For commentary on performance against this target, please see page 37 and refer to our reporting methodologies in the ESG Reporting Index for more information on how data has been compiled, including standards and assumptions used
3. CO2e figures are calculated using the WRI/WBCSD GHG Protocol guidance available at the beginning of our financial year; the kWh/CO2e conversion factor provided by energy suppliers; the relevant factors to the country of operation; or the International Energy Agency, as applicable
4. 2020 baseline data, and data for the periods ended 30 June 2021 and 2020, have been restated in accordance with the WRI/WBCSD GHG Protocol and Diageo’s environmental reporting methodologies
5. Diageo UK total direct and indirect carbon emissions were 8484ktCO2e, comprising direct emissions (Scope 1) of 84ktCO2e and indirect emissions (Scope 2) of 0. The intensity ratio was 80 grams/litre packaged. Total global energy consumption was 3,650,444MWh; total UK energy consumption was 1,091,403MWh, comprising 951,552MWh of direct energy and 139,851MWh of indirect energy.

Water efficiency and replenishment targets
As a beverage business, water stewardship is critical if we are to adapt successfully to a changing climate, as outlined in the risk management sections on pages 82-92. We carry out global assessments of water stress every two to three years, and any sites newly classified as water-stressed are included in our more stretching targets for water efficiency and replenishment. The last assessment was conducted in fiscal 21.

We have set a number of water targets for 2030 or earlier, focussing particularly on water-stressed areas:

Target	KPI	2022 performance
Reduce water use in our operations with a 40% improvement in water use efficiency in water-stressed areas and 30% improvement across the company	Percentage improvement in litres of water used per litre of packaged product	3.7% across the company
Replenish more water than we use for our operations in 100% of sites in water-stressed areas by 2026	Percentage of water replenished in water-stressed areas	15.3%
Invest in improving access to clean water, sanitation, and hygiene (WASH) in communities near our sites and local sourcing areas in 100% of our water-stressed markets	Percentage of water-stressed markets with investment in WASH	88.9%
Engage in collective action in all of our priority water basins to improve water accessibility, availability and quality and contribute to a net positive water impact	Percentage of priority water basins participating in our collective action plans	33.3%

Water efficiency (litres per litre packaged) by region by year[1,2]
Region	2020 (baseline)	2021	2022
North America	5.33	4.91	5.06
Europe	5.10	5.13	4.87
Asia Pacific	3.95	3.58	3.57
Africa	4.11	3.53	3.29
Latin America and Caribbean	4.93	5.07	4.86
Diageo (total)	4.63	4.29	4.13
1. 2020 baseline data, and data for the periods ended 30 June 2021, have been restated in accordance with the WRI/WBCSD GHG Protocol and Diageo’s environmental reporting methodologies
2. In accordance with our environmental reporting methodologies, total water used excludes irrigation water for agricultural purposes on land under our operational control

Business description (continued)
This year we achieved a 7.8% improvement in water use efficiency in water-stressed areas and a 3.7% improvement across the company which are on track against our 2030 targets. We report on our performance against our ‘Society 2030: Spirit of Progress’ targets in full on pages 35-38. Our overall approach to risk management is described further on pages 42-45. A commitment to pioneering grain-to-glass sustainability is central to our strategy – read about our approach on pages 30-31. Our ESG Reporting Index contains more detailed disclosures aligned with the GRI, SASB and UN Global Compact reporting frameworks.

Pathway to net zero[1]

	2008	2015	2020	2021	2025	2030	2050 or earlier
Milestone	GHG targets set for 2015	GHG targets set for 2020	'Society 2030: Spirit of Progress' (SOP) targets set	Targets approved by the SBTi		SOP 2030 targets due	Scope 3 net zero targets due
Target		2015 targets -50% Scopes 1&2	2020 targets -50% Scopes 1&2 -30% Scope 3			Scope 1: net zero Scope 2: net zero Scope 3: -50%	Scope 1: net zero Scope 2: net zero Scope 3: net zero
Delivery		-33.3% Scopes 1&2 Baseline = 2007	-50.1% Scopes 1&2 -33.7% Scopes 1-3 Baseline = 2007			Baseline = 2020	

Pathway to delivery

Scope 1 (8%)[2]	Decarbonisation of direct operations through biomass, bioenergy and electrification as part of our £1 billion investment of capital expenditure in environmental sustainability Renewable energy certificates to close gap	New technologies and partnerships to close remaining gap
Scope 2 (2%)[2]	Continue switch to renewable electricity Investment and partnership with governments and utilities to create required renewable infrastructure	100% renewable electricity
Scope 3 (90%)[2]	Packaging: decarbonising glass manufacturing; reducing pack weights; increasing recycling and recycled content; circular packaging Regenerative agriculture pilots → Regenerative agriculture scale-up Reduce emissions from logistics, product refrigeration and cooling	

Diageo Sustainable Solutions (DSS) technology partnerships with suppliers to decarbonise the end-to-end supply chain, e.g. pilot study on innovative glass coatings to enable radical glass light-weighting; and the development of innovative biofuel technology and heat energy storage solutions

1. This is an estimate based on current management expectations; the underlying assumptions and future developments may change over time, which would cause changes to management expectations and the information contained herein. Please see pages 47-56 for further information about the potential impact of climate change on Diageo and our current plans to manage and mitigate risks.
2. Percentage of total carbon footprint

Business description (continued)
How we have adopted the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD)

This table outlines how we have reported in line with with the recommendations of TCFD and where we have more to do. Each year, with the help of expert partners, we expand the scope of our risk assessments and scenario analysis. The order of the table reflects the order in which we report on each recommendation.

TCFD recommendation	Alignment
Governance — see page 59
a. Describe the board’s oversight of climate-related risks and opportunities	Yes
b. Describe management’s role in assessing and managing climate-related risks and opportunities
Risk management — see pages 59-66
a. Describe the organisation’s processes for identifying and assessing climate-related risks	Yes
b. Describe the organisation’s processes for managing climate-related risks
c. Describe how processes for identifying, assessing and managing climate related risks are integrated into the organisation’s overall risk management
Strategy — see pages 66-69
a. Describe the climate-related risks and opportunities the organisation has identified over the short, medium and long term	We have described risks and opportunities for our
business in North America and Scotland (high value
markets), and in India, Africa, Mexico and Turkey
(geographies most exposed to physical risk), as well
as the impact of those risks and opportunities on our
strategy. We have modelled the resilience of our
strategy under three climate-related scenarios. We
intend to extend this analysis to our remaining
markets over the next two years, and include a
quantitative analysis of the impact in our disclosure.
b. Describe the impact of climate-related risks and opportunities on the organisation’s businesses, strategy and financial planning
c. Describe the resilience of the organisation’s strategy, taking into consideration different climate-related scenarios, including a 2°C or lower scenario
Metrics and targets — see pages 69-70
a. Disclose the metrics used by the organisation to assess climate-related risks and opportunities in line with its strategy and risk management process	Yes
b. Disclose Scope 1, Scope 2 and, if appropriate, Scope 3 greenhouse gas (GHG) emissions and the related risks	Yes for Scopes 1, 2 and 3
c. Describe the targets used by the organisation to manage climate-related risks and opportunities and performance against targets	Yes

Business description (continued)
Reporting boundaries and methodologies

Reporting boundaries
Our reporting covers the global operations of Diageo plc in the financial year ended 30 June 2022. Dates refer to financial years unless otherwise stated. Excluding the few exceptions below, the boundaries for all data disclosed in the Annual Report and the ESG Reporting Index include the results of the company and its subsidiaries, together with our attributable share of the results of significant joint ventures. The reporting scope depends to a significant extent on the nature of each indicator, and we have explained exceptions and limitations of each indicator in this document. When a business is acquired, or an interest in an associate or joint venture, fair values, reflecting conditions at the date of acquisition, are attributed to the net assets, including identifiable intangible assets and contingent liabilities acquired. New acquisitions are included in the consolidated reporting for non-financial data as soon as practically possible, and no later than one year after assuming operational control. This covers environmental data and impacts from new operational sites. This duration varies as each new acquisition has unique systems and processes that must be integrated. Environmental data is collected and reported for all sites where we have operational control, including office sites with more than 50 employees. The reporting boundaries are based on The Greenhouse Gas Protocol: A Corporate Accounting and Reporting Standard (Revised Edition) from the World Resources Institute and World Business Council for Sustainable Development (WRI/ WBCSD Protocol). The environmental impacts associated with leased facilities and the carbon emissions associated with company vehicles and leased cars are also excluded and considered immaterial to the company’s overall impacts. This is reviewed every three years to assess the data and extent of impacts.

EXCEPTIONS
Environmental and safety data from joint ventures and associates where we do not have operational control are excluded.

DEFINITION OF DIAGEO MARKETS1,2
Diageo markets are defined as countries/ locations where we operate and/or sell our products. Our markets fall under five regions, and we report our performance across these regions. Our five regions and corresponding markets include:

• North America: Diageo North America comprises US Spirits, Diageo Beer Company USA (DBC USA) and Diageo Canada.
• Europe and Turkey: The region comprises of Great Britain, Ireland, Northern Europe, Eastern Europe, Southern Europe and Turkey. All these markets now operate with end-to-end accountability.
• Asia Pacific: Asia Pacific comprises India (including Nepal and Sri Lanka), Greater China (China, Taiwan, Hong Kong and Macau), Australia (including New Zealand), South East Asia (Vietnam, Thailand, the Philippines, Indonesia, Malaysia, Singapore, Cambodia, Laos, Myanmar), North Asia (Korea and Japan) and Travel Retail Asia and Middle East.
• Africa: Africa region comprises East Africa (Kenya, Tanzania and Uganda), Africa Regional Markets (including Ghana, Cameroon, Ethiopia, Indian Ocean and Angola), Nigeria and South Africa.
• Latin America and Caribbean: Latin America and Caribbean (LAC) region comprises PUB (Paraguay, Uruguay and Brazil), Mexico, CCA (Central America and Caribbean), Andean (Colombia and Venezuela) and PEBAC (Peru, Ecuador, Bolivia, Argentina and Chile).

1. In the case of any organisational restructure these markets and their alignment to specific regions are subject to change.
2. In some cases the market definition varies according to the programme and will be specified within the programme reporting boundaries and methodologies

RESTATEMENTS OF DATA
Over the past three years, we have made a number of disposals, notably United National Breweries in South Africa in 2019, and acquisitions of brands, distribution rights and equity interests in premium drinks businesses. See Note 8 to the Financial Statements in the Annual Report on pages 163-165 for details. Changes in our operations will result in restatement of historical data. Data associated with any divestments is removed from the baseline, intervening years and current year to ensure relevant comparisons and consistent performance tracking towards targets.

Restatement of baseline environmental data
We restate environmental data for the baseline year and intervening years to reflect changes in the company that would otherwise compromise the accuracy, consistency and relevance of the reported information. Restatements are made in line with the protocols defined by the WRI/ WBCSD Protocol and the Beverage Industry Greenhouse Gas (GHG) Emissions Sector Guidance (Version 4.2). The baseline year environmental impact data, and data for intervening years, are adjusted to reflect acquisitions, divestments, updates to databases for CO2e emission factors, any errors in calculations, and any significant changes in reporting policy that result in a material change to the baseline of more than 1%. We also restate data where we can show that structural changes regarding outsourcing and insourcing have an impact of more than 1%. In the financial year ended 30 June 2022, the baseline year environmental impacts were restated to reflect changes to CO2e emission factors and updated calorific values. Any restatements are carried out in accordance with the WRI/WBCSD Protocol, which defines the requirements for companies to restate environmental impacts for consistent tracking over time when they undergo significant structural changes. We deem this necessary to make meaningful historical comparisons.
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

Business description (continued)
BASELINES
Our baseline year, set as the financial year ended 30 June 2020, applies to the majority of our Society 2030: Spirit of Progress targets. Where baselines differ, this has been described within each reporting boundary. The baseline data is used as the basis for calculating progress against our targets. Reporting methodologies are reviewed and updated each year by leadership teams. Material changes to the environmental reporting methodologies are ratified at the 2030 Grain-to-Glass Strategic Business Review (SBR) quarterly meeting, chaired by the President, Global Supply and Procurement.

REPORTING SYSTEMS
There are three main systems used for collection, validation and analysis of reported data.
• Health and Safety and Human Resources data: Health and Safety and Human Resources data are reported at site level using our global information management systems.
• Environmental data: We collect data on key measures of environmental performance every year. This is collated and analysed using a web-based environmental management system. For the reporting period 1 July 2021 to 30 June 2022, 132 sites in 23 countries reported environmental impact data.
–Denominator for efficiency indicators: To calculate efficiency ratios, we use litres of packaged product as the standard measure for comparison, because this measures the environmental impact associated with the production of our products. We measure litres of packaged product by site and aggregate them at group level. For fiscal 22, the total volume packaged used for the denominator in efficiency indicators is 4,239,215,340 litres.
• Local market Society 2030: Spirit of Progress data: Where Society 2030: Spirit of Progress programmes are managed at a local level, this performance data is collated every quarter in our market reporting template. The data is compiled at a market, regional and global level, alongside our other Society 2030: Spirit of Progress targets, and reviewed by general managers, functional leadership teams, the 2030 Grain-to-Glass Strategic Business Review (SBR), and the Global Executive Committee during quarterly meetings. This regular assessment of performance enables us to manage programme risks and opportunities, and ensures that we have the right level of resources to deliver on our commitments.

RELIABILITY AND ACCURACY OF DATA
We have processes governing the collection, review and validation of non-financial data included in this report, at market, regional and global level. We have clear reporting lines and documentation of our processes; within this report we provide more detail of our reporting methodologies and calculation processes. While we make every effort to capture all information as accurately as possible, it is neither feasible nor practical to measure all data with absolute certainty. Where we have made estimates or exercised judgement, this is highlighted within the reporting methodologies. PwC provides limited assurance over selected indicators as described in our Annual Report and ESG Reporting Index.

PIONEER GRAIN-TO-GLASS SUSTAINABILITY
Our targets for 2030 are:
• Preserve water for life
− Reduce water use in our operations with a 40% improvement in water-use efficiency in water-stressed areas and a 30% improvement across the company
− Replenish more water than we use for our operations for all of our of sites in water-stressed areas by 2026
− Invest in improving access to clean water, sanitation and hygiene (WASH) in communities near our sites and local sourcing areas in all of our water-stressed markets
− Engage in collective action in all of our Priority Water Basins to improve water accessibility, availability and quality and contribute to a net positive water impact
• Accelerating to a low-carbon world
− Become net zero carbon in our direct operations (Scope 1 and 2)
− Reduce our value chain (Scope 3) carbon emissions by 50%
− Use 100% renewable energy across all our direct operations
• Become sustainable by design
− Achieve zero waste in our direct operations and zero waste to landfill in our supply chain
− Continue our work to reduce total packaging and increase recycled content in our packaging (delivering a 10% reduction in packaging weight and increasing the percentage of recycled content of our packaging to 60%)
− Ensure 100% of our packaging is widely recyclable (or reusable, compostable)
− Achieve 40% recycled content in our plastic bottles by 2025 – and 100% by 20301
− Ensure 100% of our plastics are designed to be widely recyclable (or reusable/ compostable) by 20251
− Provide all of our local sourcing communities with agricultural skills and resources, building economic and environmental resilience (supporting 150,000 smallholder farmers)
− Develop regenerative agriculture pilot programmes in five key sourcing landscapes.

1.These targets were introduced in 2018.

Business description (continued)
Preserve water for life

TARGET
Reduce water use in our operations with a 40% improvement in water-use efficiency in water-stressed areas and a 30% improvement across the company

Performance measures (KPIs)
• Percentage improvement in litres of water used per litre of packaged product. We prepare and report water withdrawal data from sites where we have operational control, using internally developed reporting methodologies based on the GRI Standards. In addition to tracking total water usage, we also prepare and report water efficiency, meaning the ratio of the amount of water consumed to produce one litre of packaged product.

Definitions
• Water-stressed locations and classification: the World Resource Institute Aqueduct tool, UN Definitions and internal survey information are used to determine the number of our sites that are in water-stressed areas. For the financial year ended 30 June 2022, there are 43 locations across 12 countries that have been identified as water-stressed, with 34 of these locations currently operational and nine non-operational. These sites are subject to more intense water stewardship measures over and above our target to improve water efficiency by 30% by 2030.
• Total quantity of water withdrawals: water obtained from ground water, surface water, mains supply and water delivered to the site by tanker less any clean water provided back to local communities directly from a site. Uncontaminated water abstracted and returned to the same source under local consent, water abstracted from the sea, and rainwater collection are excluded from water usage data reported.

Scope
The scope includes our supply and office sites.

Data preparation and assumptions
Water withdrawals are measured primarily based on meter readings and invoices for the majority of sites. In some limited instances estimations are used to calculate withdrawals. Water withdrawals are reported by source at site level using the environmental management system.

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

TARGET
Replenish more water than we use for our operations for all of our sites in water-stressed areas by 2026

Performance measures (KPIs)
• Annual volumetric replenishment capacity (m3) of projects developed in fiscal 22.

Definitions
This performance measure is total water replenishment capacity created in fiscal 22 in water-stressed areas. The complexity of gathering data on the ground from multiple projects globally, means there can be a delay in reporting information. So, each fiscal year (1 July – 30 June) we currently include data from projects completed by 15 June; to allow us to consolidate the numbers to reflect most of the projects delivered to the fiscal year end. Replenishment (or Volumetric Water Benefit) is defined by the World Resources Institute as “the volume of water resulting from water stewardship activities, relative to a unit of time, that modify the hydrology in a beneficial way and/or help reduce shared water challenges, improve water stewardship outcomes, and meet the targets of Sustainable Development Goal 6”. Replenishment capacity created by replenishment projects is calculated by reference to Diageo’s Water Replenishment Implementation Guide and Technical Protocol which is summarised below for ‘data preparation and assumptions’. When projects are delivered by a third party and partially funded by Diageo, we only claim the proportion of volumetric capacity attributable to Diageo to avoid double counting. E.g. If Diageo fund 25% of a project that creates capacity of 100,000 m3, we would only claim 25,000m3.

In order to be considered within the annual volumetric replenishment capacity, replenishment projects need to be in a water-stressed area (i.e., a site’s water catchment and/or water-stressed water basins from which we source local raw materials). Water-stressed catchments/basins are defined using the WRI aqueduct tool at the Minor Basin level. Water-stressed areas and classification: the World Resource Institute Aqueduct tool, UN Definitions and internal survey information are used to determine the number of our sites that are in water-stressed areas. For fiscal 22, there are 43 Diageo sites across 12 countries that have been identified as water-stressed, with 34 of these locations currently operational and 9 non-operational. These sites are subject to more intense water stewardship measures, for example have a target to improve water efficiency by 40% by 2030. An assessment of our sites located in water stressed areas is completed every two to three years and includes any new build or acquired sites and excludes any sites divested. For the purposes of measuring annual performance against our 2030 target, calculation of this performance measure is total water replenished

Business description (continued)
during fiscal 21-26 at sites located in water-stressed areas as a percentage of our estimated fiscal 26 total consumptive water at sites located in water-stressed areas. On an annual basis, we measure our annual cumulative water replenishment at water-stressed sites as a percentage of our fiscal 2026 estimated total consumptive water at sites located in water-stressed areas. This is not subject to assurance.

Scope
Replenishment projects include, but are not limited to, activities such as reforestation, wetland restoration, desilting ponds, aquifer recharge, rainwater harvesting, and clean water, sanitation and hygiene (WASH) programmes.
Sanitation activities, which account for a small proportion of total water replenished, are not defined within the VWBA methodology but are included within our replenishment volume in line with Water Benefit Standard method.

The scope is water-stressed markets in which Diageo is operational. For fiscal 2022, there are 43 Diageo sites across 12 countries that have been identified as water-stressed, with 34 of these locations are currently operational and 9 non-operational (excluded from scope). In fiscal 22, 34 projects were implemented in India, Turkey, Brazil, Nigeria, Kenya, Ghana, Tanzania, South Africa, Seychelles and Uganda.

Data preparation and assumptions
Indicative volume (m3) of water replenished data is collected by an implementation partner and, on completion of the project, confirmed. This data is then validated by an external validator, and then confirmed by the Diageo global lead for water. The Diageo Water Replenishment Implementation Guide provides templates for calculating water volume replenished – the estimated volumes are pre-validated by the global team before the project is implemented. Volumes are then be validated again after commissioning of the project. The volumetric replenishment capacity (m3) created by each individual project completed in fiscal 22 is then added together to create the total reported annual volumetric replenishment capacity (m3) for fiscal 22. The recommended process for planning and implementing a market-level water replenishment programme is outlined below:

Step 1.1: Identity water challenges and their causes and understand the catchment
• When: At the start of the replenishment program and on-going
• Who: Market Sustainability Managers, project developers and local water experts
Step 1.2: Understand catchment stakeholders and ongoing water stewardship activities. Consider selecting multi-year strategic partners (i.e., partnership selection ideally is not done annually)
• When: At the start of the replenishment program and on-going
• Who: Market Sustainability Managers, project developers and local water experts
Step 2.1: Select partners and project activities based on elements of good water stewardship
• When: July – September
• Who: Market Sustainability Managers, project developers
Step 2.2: Submission of key project indicators for pre-validation of expected replenishment figures (Recommended)
• When: October – January
• Who: Market sustainability managers, project developers, external validators
Step 3.1: Document baseline and select water replenishment and complementary indicators
• When: October – January
• Who: Market Sustainability Managers, Project developers
Step 3.2: Gather required data and calculate water replenishment and complementary indicator
• When: February – May
• Who: Market sustainability managers, project developers, external validators
Step 3.3: Submit validated replenishment volumes to Diageo Global and Enablon for annual reporting
• When: May – June
• Who: Market sustainability managers (supply), Global
Step 3.4: Annual ongoing project status check (for completed project only)
• When: July – December of the following fiscal/reporting year
• Who: Market sustainability managers, project developers, external validators
Robust controls for project data reporting are embedded into the programme and summarized as follows:
• Initial project information is provided for pre-validation
− Sustainability managers and project developers submit information to external validator
• Approved pre-validated information is inputted to the project tracker
− External validators inputs information based on data from sustainability managers
• Final validation template is submitted for validation
− Sustainability managers and project developers submit information to external validator
• Approved validated replenishment figures are inputted to the project tracker
− External validators input information based on data from sustainability managers

Business description (continued)
The methodology for calculating the volume of water replenished for Diageo’s Water Replenishment Programme is based on the World Resources Institute’s Volumetric Water Benefit Accounting: A Method For Implementing and Valuing Water Stewardship Activities (2019, www.wri.org/ research/volumetric-water-benefitaccounting- vwba-method-implementingand- valuing-water-stewardship ), which is a “comprehensive, standardized and science based methodology to calculate and valuate the benefits of water stewardship activities.” We detail the approach adopted and mathematical calculations applied in the Diageo Water Replenishment Programme Technical Protocol (2019) and provide a step-by-step implementation guide for markets to ensure consistency and robust controls: Diageo Water Replenishment Implementation Guide (2022).

TARGET
Invest in improving access to clean water, sanitation and hygiene (WASH) in communities near our sites and local sourcing areas in all of our water-stressed markets

Performance measures (KPIs)
• Percentage of water-stressed markets with investment in WASH.

Definitions
The reporting period for this KPI is for fiscal 22. We outline Diageo’s market structure on page 73. Diageo’s markets are defined as countries/locations where we operate and/ or sell our products. The definition of market used in this KPI is different to the definition used elsewhere in this ESG Reporting Index. To ensure comprehensive coverage each market is instead defined as an individual country as set out on page 73. This means that the KPI considers water-stress and investment at a country level, rather than at a market level as defined elsewhere in this document. Water-stressed areas and classification: The World Resource Institute (WRI) Aqueduct tool, UN Definitions and internal survey information are used to determine the number of our sites that are in water-stressed areas. An assessment of our sites located in water stressed areas is completed every two to three years and includes any new build or acquired sites and excludes any sites divested. ‘Invested’ is defined as funding committed and spent on new WASH facilities. Improving access is defined by local community access to clean water, sanitation or hygiene, which has strengthened as a result of the new or improved WASH facility. Communities ‘near our sites and local sourcing areas’ are defined as being within the same water basin. WASH projects – are defined as projects which deliver improved access to clean drinking water, sanitation and hygiene. Data on the WASH programmes including locations, clean water yield, and number of people and number of women benefitting from a WASH programme is calculated by NGO delivery partners and validated by an external validator.

Scope
The scope includes all water-stressed markets in which Diageo is operational. For fiscal 22, there are 43 locations across 12 countries that have been identified as water-stressed, with 34 of these locations currently operational and 9 non-operational (excluded from scope). The scope excludes new water-stressed markets in which Diageo operates where there is no demand/requirement for new community WASH projects (for example, Turkey). These exclusions are verified by an expert implementing partner, and based on government, WRI and WHO information on WASH risk/availability. It also excludes Diageo WASH projects in markets that are not assessed as water-stressed (for example, Cameroon) or where we do not have direct operations (for example, Myanmar).

Data preparation and assumptions
WASH programme investment data is tracked at a market level. The total number of WASH programmes, locations and total beneficiaries is summarised at a global level. The KPI is calculated as a percentage, i.e., the total number of water-stressed markets in which Diageo has invested in WASH programmes divided by the total number of (in scope) water-stressed markets in which Diageo operates.

TARGET
Engage in collective action in all of our Priority Water Basins to improve water accessibility, availability and quality and contribute to a net positive water impact Performance measures (KPIs)
• Percentage of Priority Water Basins with collective action participation.

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

Business description (continued)
Data preparation and assumptions
Priority water basins with collective action participation are reported at a local market level and tracked by the Diageo global metric owner.

Accelerating to a low-carbon world

TARGET
Become net zero carbon in our direct operations (Scope 1 and 2)
Performance measures (KPIs)
• Percentage reduction in absolute greenhouse gas emissions (ktCO2e).

Definitions
• Scope 1 emissions (direct CO2e emissions): those from on-site energy consumption of fuel sources, such as gas, fuel oil and diesel, as well as fugitive and agricultural emissions. In keeping with WRI/WBCSD Protocol guidance relating to biofuels, we report CO2e emissions attributable to CH4 and N2O only, and exclude direct CO2 emissions for biomass, biogas and the biogenic element of biofuels, because this is outside each scope and reported separately. Minor quantities, typically at office sites, to a maximum of 50 tonnes CO2e, are excluded, as are the carbon emissions associated with biogas flaring and leased cars, since they are considered immaterial to our overall impacts. These areas are routinely reviewed to reassess the materiality of the data.
• Scope 2 emissions (indirect CO2e emissions): those from purchased electricity and heat.

Scope
The scope includes our supply and office sites.

Data preparation and assumptions
CO2e emissions data is externally reported in metric tonnes and is the measure used to compare the emissions from the six main greenhouse gases based on their global warming potential. The CO2e emissions data is calculated based on direct measurement of energy use (meter readings/invoices) for the majority of sites. In certain limited instances (<1%*), where invoices are not available – for example, due to timing differences – consumption is estimated. Fuel consumption is reported by fuel type at site level using the environmental management system. It is then converted to energy consumption, in kWh, by fuel type and multiplied by the relevant CO2e emission factor to derive the total CO2e emissions. Scope 1 emission factors for fuels are typically average fuel CO2e emissions factors and calorific values (the latest available at the start of the reporting year) from the UK Department for Business, Energy and Industrial Strategy (BEIS). However, where product-specific factors are available, these are applied.

Energy attribute certificates (EACs), derived from our distillery by-products and processed by a third party to generate biogas, form a component of our decarbonisation, together with purchased renewable EACs. This is reflected in data preparation and aggregation. Carbon emissions from electricity (Scope 2) are reported as both market emissions and location emissions in line with the WRI/ WBCSD Protocol Scope 2 amendment made in January 2015. Our CO2e reduction targets and reporting protocols (since 2007) are based on market emissions, applying emissions factors specified in EACs, contracts, power purchase agreements and supplier utility emissions, as detailed in WRI/WBCSD Protocol Scope 2 guidance. Our net zero emissions target for 2030 remains consistent with earlier reporting protocols and is based on market emissions. The reporting of location (gross) emissions has been added to our protocols (since financial year ended 30 June 2014). For location-based reporting of grid electricity consumption, regional or sub-national factors are used where available. These include, for example, CER (Ireland), BEIS (United Kingdom), the National Inventory Report (Canada), US eGRID (United States) and the Indian power sector report (India). In all other cases, country or sub-regional factors are provided by the International Energy Agency (IEA).
* Energy estimates determined to be 0.59%, in aggregate – from assessment of 85% of total energy consumption for the financial year ended 30 June 2020 and the <1% threshold – thereby seem reasonable.

TARGET
Reduce our value chain (Scope 3) carbon emissions by 50%

Performance measures (KPIs)
• Percentage reduction in absolute greenhouse gas emissions (ktCO2e).

Definitions
Scope 3 emissions are all indirect emissions (not included in Scope 1 and 2) that occur in the value chain of the reporting company, including both upstream and downstream emissions. The CO2e emissions relating to all categories of material and services to our supply chain include purchased raw materials, packaging, capital equipment, third-party manufacturers, consumer use and disposal. Upstream and downstream logistics and distribution, including Category 4 logistics emissions, are aggregated, with emissions attributable to all categories of materials and services providing a total value chain, Scope 3 footprint. Carbon dioxide emissions from the fermentation process are excluded from our reported environmental data because these emissions are from a biological short-cycle carbon source and are outside Scope 1, 2 and 3.

Business description (continued)
Scope
Our value chain emissions, upstream and downstream, are in scope.

Data preparation and assumptions
CO2e emissions data is externally reported in metric tonnes and is the measure used to compare the emissions from the seven main greenhouse gases based on their global warming potential. The CO2e emissions data is calculated on the basis of volume of materials purchased, services provided, capital equipment purchased and distances travelled for upstream/downstream logistics. Supplier-specific emission factors and/or emission factors from literature are then applied to the component type to derive an absolute CO2e emissions volume, measured in metric tonnes.

TARGET
Use 100% of renewable energy across all our direct operations

Performance measures (KPIs)
• Percentage of renewable energy across our direct operations

Definitions
Total energy and renewable energy are externally reported in MWh and/or TJ. Total energy and renewable energy use are determined from direct and indirect energy consumption. Direct energy (renewable/non-renewable) is determined from the quantity of different fuel types (metric tonnes, litres) of renewable and non-renewable fuels, and by applying the relevant calorific value (BEIS, supplier-specific). Indirect energy (renewable/non-renewable) is measured in MWh/TJ from energy/utilities suppliers and/or by applying the relevant EACs.

Scope
Our supply and office sites are in scope.

Data preparation and assumptions
Total energy and renewable energy are externally reported in MWh and/or TJ. The energy data – direct and indirect – is calculated based on direct measurement of energy use (meter readings/invoices for volumes of fuel supplied) for the majority of sites. In certain limited instances (<1%*), where invoices are not available – for example, due to timing differences – consumption is estimated. Fuel consumption is reported by fuel type at site level using the environmental management system. It is then converted to energy consumption, in kWh, by fuel type, applying the relevant calorific values (BEIS, supplier-specific, International Energy Agency). Direct energy factors for fuels are typically UK BEIS average fuel factors (latest available at the start of the reporting year). However, where product-specific factors are available, these are applied. Renewable direct energy is determined from the quantity of different fuel types (metric tonnes, litres), of renewable fuels and by applying the relevant calorific value (BEIS, supplier-specific). Indirect renewable energy is measured in MWh for energy/utilities suppliers and/or by applying relevant EACs. * Energy estimates determined to be 0.59%, in aggregate – from assessment of 85% of total energy consumption for the financial year ended 30 June 2020 and the <1% threshold – thereby seem reasonable.

Business description (continued)
Cautionary statement concerning forward-looking statements

This document contains ‘forward-looking’ statements. These statements can be identified by the fact that they do not relate only to historical or current facts and may generally, but not always, be identified by the use of words such as “’will”, “anticipates”, “should”, “could”, “would”, “targets”, “aims”, “may”, “expects”, “intends” or similar expressions statements. In this document, such statements include those that express forecasts, expectations, plans, outlook, objectives and projections with respect to future matters, including information related to Diageo’s fiscal 23 outlook, Diageo’s medium-term guidance for fiscal 23 to fiscal 25, Diageo’s supply chain agility programme, future Total Beverage Alcohol market share ambitions and any other statements relating to Diageo’s performance for the year ending 30 June 2023 or thereafter.
Forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There is a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo's control, which include (but are not limited to):
(i) economic, political, social or other developments in countries and markets in which Diageo operates (including as a result of the Covid-19 pandemic, geopolitical instability and/or inflationary pressures), which may contribute to a reduction in demand for Diageo’s products, adverse impacts on Diageo’s customer, supplier and/or financial counterparties, or the imposition of import, investment or currency restrictions (including the potential impact of any global, regional or local trade wars or any tariffs, duties or other restrictions or barriers imposed on the import or export of goods between territories as well as the United Kingdom’s departure from the European Union); (ii) the impact of the Covid-19 pandemic, or any other global or regional public health threats, on Diageo’s business, financial condition, cash flows and results of operation; (iii) the elevated geopolitical instability as a result of Russia's invasion of Ukraine; (iv) the effects of climate change, or legal, regulatory or market measures intended to address climate change, on Diageo’s business or operations, including on the cost and supply of water; (v) changes in consumer preferences and tastes, including as a result of inflationary pressures, disruptive market forces, changes in demographics, evolving social trends, changes in travel, holiday or leisure activity patterns, weather conditions, health concerns, pandemics and/or a downturn in economic conditions; (vi) changes in the domestic and international tax environment, leading to uncertainty around the application of existing and new tax laws and unexpected tax exposures; (vii) changes in the cost of production, including as a result of increases in the cost of commodities and due to supply chain disruptions, labour and/or energy or as a result of inflationary pressures; (viii) any litigation or other similar proceedings (including with tax, customs, competition, environmental, anti-corruption or other regulatory authorities), including litigation directed at the beverage alcohol industry generally or at Diageo in particular; (ix) legal and regulatory developments, including changes in regulations relating to production, distribution, importation, marketing, advertising, sales, pricing, labelling, packaging, product liability, antitrust, labour, compliance and control systems, environmental issues and/or data privacy; (x) the consequences of any failure of internal controls, including those affecting compliance with existing or new accounting and/or disclosure requirements; (xi) the consequences of any failure by Diageo or its associates to comply with anti-corruption, sanctions, trade restrictions or similar laws and regulations, or any failure of Diageo’s related internal policies and procedures to comply with applicable law or regulation; (xii) cyber-attacks or any other disruptions to core business operations including manufacturing and supply, business service centres and/or information systems; (xiii) contamination, counterfeiting or other circumstances which could harm the level of customer support for Diageo’s brands and adversely impact its sales; (xiv) Diageo’s ability to maintain its brand image and corporate reputation or to adapt to a changing media environment; (xv) increased competitive product and pricing pressures, including as a result of actions by increasingly consolidated competitors or increased competition from regional and local companies, that could negatively impact Diageo’s market share, distribution network, costs and/or pricing; (xvi) increased costs for, or shortages of, talent, as well as labour strikes or disputes; (xvii) Diageo’s ability to derive the expected benefits from its business strategies, including in relation to expansion in emerging markets, acquisitions and/or disposals, cost savings and productivity initiatives or inventory forecasting; (xviii) fluctuations in exchange rates and/or interest rates, which may impact the value of transactions and assets denominated in other currencies, increase Diageo’s financing costs or otherwise adversely affect Diageo’s financial results; (xix) a tightening of global financial conditions, including an extended period of constraint in the capital markets which Diageo may access; (xx) movements in the value of the assets and liabilities related to Diageo’s pension plans; (xxi) Diageo’s ability to renew supply, distribution, manufacturing or licence agreements (or related rights) and licences on favourable terms, or at all, when they expire; or (xxii) any failure by Diageo to protect its intellectual property rights.
All oral and written forward-looking statements made on or after the date of this document and attributable to Diageo are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. In addition, all oral and written forward-looking statements made on or after the date of this document and attributable to Diageo are also expressly qualified in their entirety by the risks set out in the 'Risk factors' section below.

Business description (continued)
Any forward-looking statements made by or on behalf of Diageo speak only as of the date they are made. Diageo expressly disclaims any obligation or undertaking to publicly update or revise these forward-looking statements other than as required by applicable law. The reader should, however, consult any additional disclosures that Diageo may make in any documents which it publishes and/or files with the SEC.
All readers, wherever located, should take note of these disclosures. This document includes names of Diageo’s products, which constitute trademarks or trade names which Diageo owns, or which others own and license to Diageo for use. All rights reserved. © Diageo plc 2022.
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

Risks related to the global economy

Diageo’s business has been and may, in the future, be adversely impacted by unfavourable economic, political, social or other developments and risks (including those resulting from the Covid-19 pandemic, geopolitical instability increased by Russia’s invasion of Ukraine and/or inflationary pressures) in the countries in which it operates
Diageo’s products are sold in over 180 countries worldwide, and Diageo may be adversely affected by global economic volatility or unfavourable economic developments in any of the countries where it has distribution networks, marketing companies or production facilities. In particular, Diageo’s business is dependent on general economic conditions in its major markets, which include the United States, the United Kingdom, the countries that form the European Union, and certain countries within the Asia Pacific region, such as India and China, and failure to react quickly enough to changes in those economies could have an adverse effect on financial performance.

The Covid-19 pandemic has created and continues to create economic volatility, significantly impacting the markets in which Diageo operates. While restrictions imposed in response to the pandemic in most countries around the world have gradually eased, the long-term economic impact of the pandemic is still uncertain and the rate of economic recovery could vary significantly between and even within markets. Similarly, Russia’s invasion of Ukraine and the escalating military conflict in the region has, among other things, resulted in elevated geopolitical instability and economic volatility. The economic volatility attributable to Covid-19 and Russia’s invasion of Ukraine is part of and contributing to a larger trend of rising inflation around the globe, which may have a significant adverse effect on economic activity and Diageo’s business.

Any future significant deterioration in economic conditions globally or in any of Diageo’s important markets, including economic slowdowns, global, regional or local recessions or depressions, currency instability, increased unemployment levels, increased custom duties, tariffs and/or other tax rates, increased inflationary pressures and/or disruptions to credit and capital markets, could lead to eroded consumer confidence and decreased consumer spending more generally, which in turn could reduce consumer demand for Diageo’s products. Unfavourable economic conditions could also negatively impact Diageo’s customers, distributors, suppliers, and financial counterparties, who may experience cash flow problems, increased credit defaults, decreases in disposable income or other financial issues, which could lead to changes to ordinary customer stocking patterns, including destocking or stocking ahead of potential price increases customer destocking as well as an increase in Diageo’s bad debt expense. In addition, volatility in the capital and credit markets caused by unfavourable economic developments and uncertainties, including those related to the Covid-19 pandemic, the heightened geopolitical instability caused by Russia’s invasion of Ukraine and/or inflationary pressures, could result in a reduction in the availability of, or an increase in the cost of, financing to Diageo.

Diageo’s business could also be affected by other economic developments such as fluctuations in currency exchange rates, the imposition of any import, investment or currency restrictions (including the potential impact of any global, regional or local trade wars or any tariffs, customs duties or other restrictions or barriers imposed on the import or export of goods between territories, including but not limited to, imports into and exports from the United States, China, the United Kingdom, the European Union and/or Russia), the imposition of economic or trade sanctions, or any restrictions on the repatriation of earnings and capital. Any of these developments may have a material adverse effect on Diageo’s forecasting and/or financial performance.

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

There is also a risk that the period of economic and political uncertainty and complexity surrounding the United Kingdom’s departure from the European Union could contribute to volatility in exchange rates, wider risks to supply chains and potentially ultimately lead to changes in market access or trading terms (including to customs duties, tariffs and/or industry-specific requirements and regulations), as well as generally increased legal and regulatory complexity and costs. The withdrawal of the United Kingdom from the European Union could also have further implications for the constitutional makeup of the United Kingdom as a result of renewed discussions surrounding further devolved governments in Scotland and Northern Ireland and/or possible independence for Scotland. This could result in a further period of political uncertainty in the United Kingdom and otherwise adversely affect Diageo’s business and financial results, particularly since Diageo has substantial operations and inventory located in Scotland.

Many of the above risks are heightened, or occur more frequently, in emerging markets. A substantial portion of Diageo’s operations is conducted in emerging markets, which represented approximately 39% of Diageo’s net sales for the year ended 30 June 2022. In general, emerging markets are also exposed to relatively higher risks attributable to unstable governments, corruption, crime and lack of law enforcement, undeveloped or biased legal systems, expropriation of assets, sovereign default, military conflicts, liquidity constraints, inflation, devaluation, price volatility and currency convertibility issues, as well as other legal and regulatory risks and uncertainties. Developments in emerging markets can affect Diageo’s ability to import or export products and to repatriate funds, as well as impact levels of consumer demand (for example, in duty-free outlets at airports or in on-trade premises in affected regions) and therefore Diageo’s levels of sales or profitability. Any of these factors may affect Diageo disproportionately or in a different manner from its competitors, depending on Diageo’s specific exposure to any particular emerging market, and could have a material adverse effect on Diageo’s business and financial results.

Diageo’s business, financial condition, cash flows and results of operations have been and may continue to be adversely affected by the Covid-19 pandemic, or by any other novel global public health threats or fear thereof
Covid-19 was declared a pandemic by the World Health Organization in March 2020. Since then, government responses and measures adopted by other regulatory bodies in response to the pandemic have caused and continue to cause business slowdowns as well as general economic instability and disruption to Diageo’s operations. While restrictions in most countries around the world have gradually eased, the longer-term impacts of the Covid-19 pandemic on Diageo's business and operations remain uncertain. It is possible that vaccinations and other preventative measures become less effective over time, particularly if new variants of the Covid-19 virus emerge, leading governments to impose new or additional restrictions, which may adversely affect its business and operations.

To date, the direct impacts on Diageo's business from the Covid-19 pandemic have included, but have not been limited to:
–the closure of and/or other restrictions being placed upon on-trade channels such as bars, restaurants and other hospitality venues in a significant number of Diageo's markets globally as a result of government social distancing mandates and/or other factors, which have impacted the volume of Diageo's products sold via those channels;
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
–wider disruptions to Diageo's supply chains and/or those of its suppliers, distributors and/or customers; and
–the imposition of travel restrictions by numerous jurisdictions combined with public concern about travel resulting in significant declines in passenger numbers, particularly for air travel.

The impacts of the Covid-19 pandemic and related response measures worldwide, including the impacts described above, have had and may continue to have an adverse effect on global economic conditions, as well as on Diageo’s business, results of operations, cash flows and financial condition, with recovery expected to be dependent on the success of public health measures and the impact of economic policies. While most countries around the world have gradually scaled back their Covid-19 response measures, any additional impacts related to Covid-19 (including those related to any new variants of the Covid-19 virus that may emerge) may affect economic recovery, which could materially adversely impact global economic conditions. This could in turn lead to a further decline in discretionary spending by consumers. In addition, a global outbreak of another novel public health threat, or fear of such an event, could result in a resurgence of government restrictions and regulations and result in any of the impacts described above.

Diageo conducts impairment reviews as and when required in accordance with applicable accounting standards, to ensure that, among other things, intangible assets, including brands, are not carried at above their recoverable amounts. Although no material write-downs relating to the impacts of the Covid-19 pandemic were recognised during the fiscal year ended 30 June 2022, there remains a risk that material write-downs or impairments may occur during future periods as a result of the Covid-19 pandemic.

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

Diageo’s business may be adversely impacted by the effects of Russia’s invasion of Ukraine
In response to Russia’s invasion of Ukraine in early March 2022, Diageo temporarily halted shipments and sales of its products in Russia and Ukraine while focusing on supporting its employees in the region. In June 2022, Diageo restarted shipments of Diageo’s products to Western Ukraine through local distributor networks and made the decision to wind down its business operations in Russia. Diageo expects this winding-down process to take approximately 6 months, during which time Diageo will continue to focus on supporting its employees and providing them with enhanced redundancy terms, while ensuring compliance with local regulations.

The Diageo group has historically derived only a small proportion of its revenue from the distribution of its products within Russia and Ukraine. For the fiscal years ended 30 June 2022 and 30 June 2021, Diageo’s business in Russia contributed less than 1% of reported net sales and of reported operating profit. In addition, Diageo has never produced any of its products in Ukraine. However, Diageo’s business and operations may be adversely impacted as a result of the broader geopolitical and economic consequences of the invasion, including due to elevated geopolitical instability, additional trade restrictions (as well as any retaliatory actions taken by Russia in response to sanctions and other restrictive measures imposed against it), disruptions to global supply chains, increases in commodity and energy prices with flow-on global inflationary impacts, adverse impacts on markets and a downturn in the global economy.

Risks related to Diageo’s industry

Climate change, or legal, regulatory or market measures to address climate change or other environmental concerns, may negatively affect Diageo’s business or operations, and water scarcity or water quality issues could negatively impact Diageo’s production costs and capacity
Climate change is occurring around the world as a result of carbon dioxide and other greenhouse gases in the atmosphere having an adverse effect on global temperatures, weather patterns and the frequency and severity of extreme weather-related events and disasters. To the extent that weather patterns and climate change, or legal, regulatory or market measures enacted to address such climate change or other environmental concerns, have a negative effect on agricultural productivity in the various regions from which Diageo procures its raw materials, Diageo may be subject to decreased availability or increased prices for a number of raw materials that are necessary in the production of Diageo’s products, including wheat, maize, barley, sugar cane/molasses and vanilla, agave, rice, grapes, sorghum, and aniseed. Severe weather events or changes in the frequency or intensity of weather events could also disrupt Diageo’s supply chain, which may affect production operations as well as delivery of its products to customers. For example, a number of Diageo’s distilleries in Scotland are in lower coastal areas and, as a result, may suffer disruption due to coastal flooding and/or storms. Diageo also has production facilities in water stressed areas which may be at increased risk of water stress in the future as a result of climate change.

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

In addition, a failure by Diageo to respond appropriately to increased governmental or public pressure for further reductions in greenhouse gas emissions and/or to address any other perceived environmental issues could damage Diageo's reputation. Increased governmental or public pressure for further reductions in greenhouse gas emissions may also cause Diageo to incur increased costs for energy, transportation and raw materials, as well as potentially require Diageo to make additional investments in facilities and equipment, thus adversely impacting Diageo’s business and financial results. As governments and business take action to reduce or mitigate the effects of climate change, Diageo and its supply chain is expected to incur increased costs, including those associated with required improvements to energy usage in agriculture and glass manufacturing, land practices and competition for land from bio-crops, the rising cost of natural gas, rising worldwide carbon prices and the compliance and costs linked with packaging taxes. It is possible these costs increase beyond what is currently expected or that other categories of costs increase unexpectedly, either or both of which could have an impact on Diageo’s financial results.

Diageo is also required to report greenhouse gas emissions, energy usage data and related environmental information to a variety of entities, including complying with the European Union Emissions Trading Scheme. In addition, in March 2022 the US Securities and Exchange Commission announced proposed rules with respect to climate-related disclosures, including with respect to greenhouse gas emissions and certain climate- related financial statement metrics, which would apply to foreign private issuers listed on US national securities exchanges such as Diageo. Compliance with such reporting requirements (if they are adopted) or any similar requirements may be complex to comply with and Diageo may incur substantial costs as a result. If Diageo is unable to accurately measure and disclose required climate-related data in a timely manner, it could be subject to penalties in certain jurisdictions. In November 2020, Diageo announced its “Society 2030: Spirit of Progress” 10-year sustainability action plan, for contributing to the achievement of the UN Sustainable Development Goals. As part of this plan, Diageo is aiming to reach certain science-based carbon and water efficiency and replenishment targets. Diageo could suffer reputational damage and a loss of trust from consumers, investors and other stakeholders, and/or the price of Diageo’s securities could be adversely affected, if it fails to achieve any of these goals for any reason or is otherwise perceived to be failing to act responsibly with respect to the environment or to effectively respond to regulatory requirements concerning climate change.

Demand for Diageo’s products may be adversely affected by many factors, including disruptive market forces, changes in consumer preferences and tastes and the adverse impacts of declining economies
Diageo’s portfolio of brands includes some of the world’s leading beverage alcohol brands, as well as a number of brands that are prominent in certain regional and/or country-specific markets. Any inability by Diageo to respond and adapt either its products or its processes to disruptive market forces including e-commerce, digital, and new formats could impact Diageo’s ability to effectively service its customers and consumers with the required agility, thereby threatening market share, revenue, profitability and growth ambitions. While Diageo is focussed on expanding its digital platforms and effectively using technology in its supply chains, there is no guarantee that these efforts will help Diageo gain and/or maintain a competitive advantage over its peers.

Consumer preferences on a global, regional and/or local scale may shift due to a variety of factors, including changes in demographics, evolving social trends (including any shifts in consumer tastes towards at-home consumption occasions, premiumisation, small-batch craft alcohol, lower or no alcohol beverages, or other alternative products), changes in travel, holiday or leisure activity patterns, weather conditions, public health regulations and/or health and wellness concerns (including as a result of the Covid-19 pandemic), any or all of which may reduce consumers’ willingness to purchase beverage alcohol products from large producers such as Diageo or at all. The market share, profitability and growth ambitions of Diageo’s brands, as well as Diageo’s reputation more generally, could also be adversely affected by any failure by Diageo to service its customers and consumers with the required agility or to provide consistent, reliable quality in its products or in its service levels to customers.

Economic pressures in the markets Diageo serves may also reduce consumer demand for Diageo products. In particular, inflation, as measured by the consumer price index has recently increased in advanced and emerging market economies, including in Europe and the United States, driven mainly by supply chain issues (including input shortages, labour constrains, rising commodity prices and soaring shipping costs), excess demand for goods and services, and significant increases in energy prices. Rising costs of living could negatively impact the spending habits of consumers in various markets which Diageo serves and could cause consumers to choose products which have lower price points, including those of Diageo’s competitors. Changes in consumers’ spending habits due to rising inflation may therefore have an adverse effect on Diageo’s business and financial results.

In addition, the social acceptability of Diageo’s products may decline due to negative publicity surrounding, and/or public concerns about, alcohol consumption. Such anti-alcohol publicity or sentiment could also result in regulatory action, litigation or customer complaints against companies in the beverage alcohol industry and have an adverse effect on Diageo’s business and financial results.

Diageo’s business has historically benefitted from the launch of new to world products or variants of existing brands (with recent examples including the at-home Guinness microdraught dispenser or the Crown Royal's ready-to-drink hard whisky cocktails), and continuing product innovation and the creation of extensions to existing brands remain significant elements of Diageo’s growth plans. The launch and ongoing success of new to world products or global brand extensions is inherently uncertain, especially with respect to such products’ initial and continuing appeal to consumers. Similarly, brands that Diageo acquires may not deliver the expected benefits and/or may not scale as expected. The failure to successfully launch a new product or an extension of an existing brand, or to maintain the product’s initial popularity, can give rise to inventory write-offs and other costs, as well as negatively impact the consumer perception of and thus the growth of an existing brand. There can be no assurance of Diageo’s continuing ability to develop and launch successful new products or variants of existing products, or to ensure or extend the profitable lifespan of its existing products.

Diageo is subject to tax uncertainties, including changes in tax obligations, tax laws, regulations and interpretations, as well as enforcement actions by tax authorities
Changes in the political and economic climate have resulted in an increased focus on tax collection in recent years, leading to greater uncertainty for multinational companies such as Diageo. In recent years, tax authorities have shown an increased appetite to challenge the methodology used by multinational enterprises, even where a company complies with international best practice guidelines. Changes in tax law (including tax rates), tax treaties, accounting policies and accounting standards, including as a result of the Organisation for Economic Co-Operation and Development’s review of base erosion and profit shifting and the European Union’s anti-tax abuse measures, combined with increased investments by governments in the digitisation of tax administration, could also result in increased levels of audit activity, investigations, litigation or other actions by relevant tax authorities. Diageo also operates in a large number of jurisdictions with complex tax and legislative regimes and whose related laws and regulations are open to subjective interpretation. These countries include Brazil and India, where Diageo is currently involved in a large number of tax cases, and Diageo may be subject to further future tax assessments in these jurisdictions based on the same or similar matters. Assessing the potential financial exposure arising from these cases in Brazil and India is particularly challenging due to the uncertain fiscal environment in these jurisdictions. Any such investigations, litigation or other actions may result in damages, penalties or fines as well as reputational damage to Diageo or its brands, and as a result, adversely impact Diageo’s business and financial results. For additional information with respect to legal proceedings, including potential tax liabilities in Brazil and India, see ‘Additional information for shareholders – Legal proceedings’ and note 19 to the consolidated financial statements.

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

In addition to the above, other significant changes in tax law, tax treaties, related accounting policies and accounting standards could also increase Diageo’s cost of doing business and lead to a rise in Diageo’s effective tax rate and/or unexpected tax exposures, thus adversely affecting Diageo’s business and financial results.

Any increases in the cost of production could affect Diageo’s profitability, including increases in the cost of commodities, labour and/or energy due to inflation

The components that Diageo uses for the production of its beverage alcohol products are largely commodities purchased from suppliers which are subject to price volatility caused by factors outside of Diageo’s control, including, inflation, changes in global and regional supply and demand, weather and/or agricultural conditions, fluctuations in relevant exchange rates and/or governmental controls. Fluctuations in the prices of various commodities, including energy prices, may result in unexpected increases in the cost of the raw materials Diageo uses in the production of its products, including the prices of the agricultural commodities, flavourings and other raw materials necessary for Diageo to produce its various beverages, as well as glass bottles and other packaging materials, thus increasing Diageo’s production costs. For example, recently there has been increased demand for and restricted supply of agave suitable for use in tequila which has driven a marked increase in the cost of agave and, as a result, has impacted Diageo’s margins.

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

While Diageo continues to closely monitor its operating environment, it is possible that the ongoing volatility related to significant cost inflation along with a potential weakening of consumer spending power may have an adverse effect on Diageo’s business financial condition and results of operations.

Diageo is subject to litigation specifically directed at the beverage alcohol industry, as well as to other litigation
Diageo and other companies operating in the beverage alcohol industry are, from time to time, exposed to class action or other private or governmental litigation and claims relating to product liability, alcohol marketing, advertising or distribution practices, alcohol abuse problems or other health consequences arising from the excessive consumption of or other misuse of alcohol, including underage drinking. Diageo may also be subject to litigation arising from legacy and discontinued activities, as well as other litigation in the ordinary course of its operations, including in connection with commercial disputes and the acquisition or disposal of businesses or other assets. Diageo is further subject to the risk of litigation, enforcement or other regulatory actions by tax, customs, competition, environmental, anti-corruption and other relevant regulatory authorities, including with respect to the methodology for assessing importation value, transfer pricing or compliance matters. Diageo’s listing in the United States may also expose it to a higher risk of securities-related class action suits, particularly following any significant decline in the price of Diageo’s securities. Any such litigation or other actions may be expensive to defend and result in damages, penalties or fines as well as reputational damage to Diageo or its brands, and/or impact the ability of management to focus on other business matters, and may adversely affect Diageo’s business and financial results. For additional information with respect to legal proceedings, including certain continuing litigation in India arising from Diageo’s acquisition of USL, see ‘Additional information for shareholders - Legal proceedings’ and note 19 to the consolidated financial statements.

Risks related to regulation

Regulatory decisions and changes in the legal, and regulatory environment could increase Diageo’s costs and liabilities or limit its business activities
Diageo’s operations are subject to extensive regulatory requirements relating to production, distribution, importation, marketing, advertising, sales, pricing, labelling, packaging, product liability, antitrust, labour, pensions, compliance and control systems, and environmental issues. Changes in any such applicable laws, regulations or governmental or regulatory policies and/or practices could cause Diageo to incur material additional costs or liabilities that could adversely affect its business. In particular, governmental bodies in jurisdictions where Diageo operates may impose new labelling, product or production requirements, limitations on the marketing, advertising and/or promotion activities used to market beverage alcohol, restrictions on retail outlets, restrictions on importation and distribution or other restrictions on the locations or occasions where beverage alcohol is sold which directly or indirectly limit the sales of Diageo products. Enforced closure of on-trade venues introduced in response to the Covid-19 pandemic, including in many of the markets in which Diageo operates, impacted the sale of Diageo’s products in such jurisdictions. While the general easing of restrictions across most of the world has seen a recovery for the on-trade in many regions, a re-introduction of any such measures in the future may have a further impact on the sale of Diageo's products, which in turn could adversely affect Diageo’s business and financial results. Regulatory authorities under whose laws Diageo operates may also have enforcement power that can subject the group to actions such as product recalls, product seizures or other sanctions which could have an adverse effect on Diageo’s sales or damage its reputation.

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
Diageo is required to comply with data privacy laws and regulations in many of the markets in which it operates. For example, Diageo is subject to the General Data Protection Regulation (“GDPR”) in the European Union, the United Kingdom General Data Protection Regulation (“UK GDPR”), data privacy legislation in the United States and the Personal Information Protection Law (“PIPL”) in China. Breach of any of these laws or regulations could lead to significant penalties (including, under the GDPR and the UK GDPR, a fine of up to 4% of annual global turnover), other types of government enforcement actions, private litigation and/or damage to Diageo’s reputation, as well as impact Diageo’s ability to deliver on its digital productivity and growth plans. With the introduction of new data privacy laws, such as the PIPL, there is also an increased cost relating to monitoring and compliance, which may have an adverse impact on Diageo’s business and financial performance.
In many of the markets in which Diageo operates, the overall legal and regulatory landscape has become more complex in recent years and changes to the regulatory environment in which Diageo operates could also cause Diageo to incur material additional costs or liabilities, which could adversely affect Diageo’s business and financial performance.

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

Any failure by Diageo to comply with anti-corruption laws, anti-money laundering laws, economic sanctions laws, trade restrictions or similar laws or regulations, or any failure of Diageo’s related internal policies and procedures designed to comply with applicable law, may have a material adverse effect on Diageo’s business and financial results, Diageo's reputation and the price of Diageo' securities
Diageo produces and markets its products on a global scale, including in certain countries that, as a result of political and economic instability, a lack of well-developed legal systems and/or potentially corrupt business environments, have a higher level of corruption risk than other countries. There is increasing scrutiny and enforcement by regulators in many jurisdictions of anti-corruption laws, including pursuant to the US Foreign Corrupt Practices Act of 1977, the UK Bribery Act 2010, and certain jurisdictions’ equivalent local laws. Such enforcement has been enhanced by applicable regulations in the United States, which offer substantial financial rewards to whistleblowers for reporting information that leads to monetary fines.

If Diageo or any of its associates fails to comply with anti-corruption laws (including anti-bribery laws), anti-money laundering laws or with existing or new economic sanctions or trade restrictions imposed by the United States, the European Union or other national or international authorities that are applicable to Diageo or its associates, including any sanctions introduced in response to Russia's invasion of Ukraine, Diageo may be exposed to the costs associated with investigating potential misconduct as well as significant financial penalties and/or reputational damage.

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

Any investigations and lawsuits, regardless of the ultimate outcome of the proceeding, are time consuming and expensive and can divert the time and effort of Diageo’s personnel, including senior management, from its business. Adverse publicity, legal and enforcement proceedings, and enhanced government scrutiny can also have a negative impact on Diageo’s reputation. To the extent that violations of anti-corruption, sanctions and/or trade restriction laws and regulations, and/or Diageo’s internal policies and procedures, are found, or if Diageo’s internal policies and procedures are found not to comply with applicable law, possible regulatory sanctions, fines and other penalties or consequences, including reputational damage, may also be material. For additional information with respect to legal proceedings, see ‘Additional information for shareholders – Legal proceedings’ and note 19 to the consolidated financial statements.

Risks related to Diageo’s business

Diageo may be adversely affected by cyber-attacks or other disruption to core business operations including manufacturing and supply, business service centres and/or information systems
Diageo relies on information technology (IT) systems, networks and services, including internet sites, data hosting and processing tools, hardware (including laptops and mobile devices), software, and technical platforms and applications, to process, store and transmit large amounts of data and to help it manage its business. Diageo uses its IT systems, networks and services for, among other key business functions, the hosting of its primary and brand-specific websites and its internal network and communications systems; supply and production planning, execution and shipping; the collection and storage of customer, consumer, investor relations and employee data; processing various types of transactions, including summarising and reporting its results of operations; the development and storage of strategic corporate plans; and ensuring compliance with various legal, regulatory and tax requirements. As with all large systems, Diageo’s IT systems, including those managed or hosted by third parties, could be subject to sophisticated cyber-attacks (including phishing and ransomware attacks) and IT threats by external or internal parties intent on disrupting production or other business processes or otherwise extracting or corrupting information. In recent years, ransomware attacks against some of Diageo’s peers have become more frequent, which has increased the likelihood of Diageo being targeted for a similar cyber-attack. Diageo’s vulnerability to such cyber-attacks could also be increased due to a significant proportion of its employees working remotely. Unauthorised access to Diageo’s IT systems could disrupt Diageo’s business, including its beverage alcohol and other production capabilities, and/or lead to theft, loss or misappropriation of critical assets or to outside parties having access to confidential or even highly confidential information, including privileged data, personal data or strategic information of Diageo and its current or former employees, customers and consumers. Such information could also be made public in a manner that harms Diageo’s reputation and financial results and, particularly in the case of personal data, could lead to regulators imposing significant fines on Diageo.

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

International and domestic security risks including terrorism and military conflicts, as well as natural hazards, also pose a threat to the safety of Diageo’s employees and third parties at its sites and events, as well as its property and products. Diageo operates production facilities around the world. If there was a technical failure, or a fire, explosion, flood or other significant event, at one or more of Diageo’s production facilities, this could result in significant damage to the facilities, plant or equipment, their surroundings and/or the local environment and/or injury or loss of life. Such an event could also lead to a loss of production capacity, result in regulatory action or legal liability, and/or damage Diageo’s reputation.

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

Contamination, counterfeiting or other events could harm the integrity of customer support for Diageo’s brands and adversely affect the sales of those brands
The success of Diageo’s brands depends upon the positive image that consumers have of those brands, and contamination, whether arising accidentally, or through deliberate third party action, or other events that harm the integrity of consumer support for those brands, could adversely affect their sales and Diageo’s corporate and brand reputation. Diageo purchases most of the raw materials for the production and packaging of its products from third party producers or on the open market. Diageo may be subject to liability if contaminants in those raw materials or defects in the distillation, fermentation or bottling process lead to reduced beverage quality or illness among, or injury to Diageo’s consumers, or if the products do not otherwise comply with applicable food safety regulations. Diageo has had to recall products in the past due to contamination or damage and may have to do so again in the future. A significant product liability judgement or a widespread product recall may cause harm to consumers and negatively impact sales and profitability of the affected brand or all of Diageo’s brands for a period of time depending on product availability, competitive reaction and consumer attitudes. Even if a product liability claim is unsuccessful or is not fully pursued, any resulting negative publicity could adversely affect Diageo’s reputation with existing and potential customers as well as its corporate and individual brand image.
Additionally, third parties sell products which are either counterfeit versions of Diageo brands or inferior brands that look like Diageo brands, and consumers of Diageo brands could confuse Diageo products with such counterfeit products. A negative consumer experience with such a product could cause them to refrain from purchasing Diageo brands in the future and impair Diageo’s brand equity, thus adversely affecting Diageo’s business. There is also a risk of physical threats to Diageo’s people due to the illicit nature of the type of organisations or individuals involved in counterfeit activities.

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

Diageo faces competition that may reduce its market share and margins
Diageo faces substantial competition from several international companies as well as regional and local companies (including craft breweries) in the countries in which it operates and competes with other drinks companies across a wide range of consumer drinking occasions. Within a number of categories, the beverage alcohol industry has been experiencing continuing consolidation among major global producers, as evidenced by business combinations of substantial value carried out by significant competitors in recent years. Consolidation is also taking place among Diageo’s customers in many countries. In addition, there has been a recent increase in competition for distribution channels, notably e-commerce channels. These trends may lead to stronger competitors, increased competitive pressure from customers, negative impacts on Diageo’s distribution network (including sub-optimal routes to customers and consumers), downward pressure on prices, predatory marketing tactics by Diageo’s competitors and/or a decline in Diageo’s market share in any of these categories. For example, expansion in the seltzer and ready to drink categories has increased competitive pressures across product categories and in certain markets (such as in the United States). Adverse developments in economic conditions or declines in demand or consumer spending may also result in intensified competition for market share, with potentially adverse effects on sales volumes and prices. Any of these factors may adversely affect Diageo’s results and potential for growth.

Diageo’s business may be adversely affected by increased costs for, or shortages of, talent, or by labour strikes or disputes
Diageo’s business could be adversely affected by labour or skill shortages or increased labour costs due to increased competition for employees, higher employee turnover or increased employee benefit costs. Diageo, its suppliers and/or its customers may also be adversely affected by staff unavailability due, in part, to disruptions in the labour force due to increase in employee resignations in various regions during the Covid-19 pandemic. This phenomenon of increased turnover in labour is particularly pronounced in the United States. As a result, competition for labour has increased and a shortage of labour has been noted in certain of the areas in which Diageo operates. There is no guarantee that Diageo will continue to be able to recruit, retain and develop personnel possessing the skill sets that it requires to deliver its strategy, for example in relation to sales, marketing and innovation capability within markets, or in its senior management. The loss of senior management or other key personnel or the inability to identify, attract and retain qualified personnel in the future could make it difficult to manage Diageo’s operations and adversely affect Diageo’s business and financial results. In addition, labour strikes, work stoppages or slowdowns within Diageo’s operations or those of Diageo’s suppliers could adversely impact Diageo.

Diageo may not be able to derive the expected benefits from its business strategies, including in relation to expansion in emerging markets, acquisitions, investments in joint ventures, productivity initiatives or inventory forecasting
There can be no assurance that Diageo’s business strategies will result in opportunities for growth and improved margins. Part of Diageo’s growth strategy includes expanding its business in certain emerging market countries where Diageo believes there are strong prospects for growth. There is no guarantee that this strategy will be successful, and some of these markets may represent a higher risk in terms of their changing regulatory environments and higher degrees of uncertainty over levels of consumer spending.

As part of its growth strategy, Diageo also made a number of acquisitions in recent years, and it is possible that Diageo may not be able to derive the expected benefits from these acquisitions and/or may experience unexpected integration challenges. In the future, Diageo’s business strategies will, almost certainly, give rise to further business combinations, acquisitions, disposals, joint ventures and/or partnerships (including any associated financing or the assumption of actual or potential liabilities, depending on the transaction contemplated). However, there can be no assurance that any such transaction would be completed and/or that it would deliver the anticipated benefits, cost savings or synergies. The success of any transaction also depends in part on Diageo’s ability to successfully integrate new businesses with its existing operations. Acquisitions may also expose Diageo to liabilities it may not be aware of at the time of the acquisition, for example if acquired companies and business do not act, or have not acted, in compliance with applicable laws and regulations. The historical issues in USL detailed in note 19 to the consolidated financial statements provide an example of integration and legal challenges.

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
To strengthen the resilience and agility of Diageo’s supply chain, Diageo has recently initiated a supply chain agility programme, expected to be implemented over the five years starting from the fiscal year ended 30 June 2023. There can be no assurance that this programme or other programmes designed to improve the effectiveness and efficiency of end-to-end operations, will deliver the expected benefits. Such programmes may also result in significant costs to Diageo or may have other adverse impacts on the business and operations of the group.

Certain of Diageo’s aged product categories may mature over decades, and forecasts of demand for such products in future periods are subject to significant uncertainty. There is an inherent risk of forecasting error in determining the quantity of maturing stock to lay down in a given year for future consumption as a result of changes in business strategy, market demand and unplanned shifts in consumer preferences, introductions of competing products and other changes in market conditions. Any forecasting error could lead to Diageo being unable to meet the objectives of its business strategy, future demand or lead to a surplus of inventory and consequent write- down in value of maturing stocks. If Diageo is unable to accurately forecast demand for its products or efficiently manage its inventory, this may have a material adverse effect on Diageo’s business and financial results.

Diageo may incur significant cost in connection with attempting to achieve its environmental, societal and governance (ESG) ambitions, and may be subject to increased scrutiny and reputational risk if it is unable to make sufficient progress or achieve its objectives
Diageo has articulated certain ESG ambitions as part of its ‘Society 2030: Spirit of Progress’ targets and is undertaking a number of strategic and operational initiatives in order to achieve those ambitions. In addition, from time to time, Diageo may introduce new initiatives in the future to make progress against those targets, as well as to address other ESG-related issues that arise. Diageo expects to incur significant costs and investment in connection with any such initiatives (including those related to human resources, technology, capital projects and operations), and as a result of compliance with new laws, regulations, reporting frameworks and industry practices. Consistent with many companies across the alcohol beverage industry, Diageo expects that future innovations and technological improvement will be required in order to achieve and sustain its ESG-related ambitions. Furthermore, Diageo’s own current expectations with respect to its expected pathway to achieve its Society 2030 ambitions (including achieving “net zero”) are subject to change as underlying assumptions and its own operations change over time, including as a result of new information, changed expectations and innovation. In the event that Diageo is unable to make sufficient progress in a timely manner or achieve its ESG-related ambitions, it may be subject to additional scrutiny and criticism, and may face regulatory censure and/or fine. The occurrence of any of these events may have material adverse impact on Diageo’s financial condition, results of operations, reputation and/or the price of Diageo’s securities.

Diageo’s operations and financial results may be adversely affected by fluctuations in exchange rates and fluctuations in interest rates
Diageo is engaged in an international business that operates in, and makes sales into, countries with different currencies, while its financial results are presented in sterling. As a result, Diageo is subject to foreign currency risk due to exchange rate movements, which affect the sterling value of its transactions, as well as the translation to sterling of the results and underlying net assets of its operations. In particular, approximately 42% of Diageo’s net sales in the year ended 30 June 2022 were in US dollars, approximately 10% were in euros and approximately 8% were in sterling. Movements in exchange rates used to translate foreign currencies into sterling may have a significant impact on Diageo’s reported results of operations from year to year. For example, the hyperinflationary environment in Turkey has significantly weakened the Turkish lira, which has had an unfavourable impact on Diageo's sales during the fiscal year ended 30 June 2022. Exchange rate fluctuations may also expose Diageo to increased interest expense on borrowings denominated in currencies which appreciate against the sterling. As a result, Diageo’s business and financial results may be adversely affected by fluctuations in exchange rates.

In addition, Diageo may be adversely impacted by fluctuations in interest rates, mainly through increased interest expense. Accommodative monetary policy has generally made borrowing less expensive in the markets in which Diageo operates in recent years. However, the global economy has recently experienced high levels of inflation, while benchmark interest rates, such as the UK base rate, have begun to rise. Such inflationary pressures stem from and are compounded by ongoing disruptions in the global supply chain due to geopolitical tensions, including the conflict in Ukraine, rising energy prices (particularly for oil and gas) and Covid-19. Supply chain disruptions are expected to continue in the markets which Diageo operates in and may worsen in the near term. As a result, the availability and prices of inputs available to Diageo from its first- and second-tier suppliers are expected to be volatile and inflationary pressures more broadly are expected to persist. As a result, market expectations are currently that benchmark interests rates could begin to rise further and faster than had been anticipated previously and may be accompanied by other measures to reverse accommodative policy, such as quantitative tightening. Sharp increases and/or unexpected moves in interest rates due to any of the foregoing factors could have macroeconomic effects that materially adversely affect Diageo’s business and its financial results. In particular, rising interest rates could lead to a material increase in Diageo’s funding costs. In addition, if there is an extended period of constrain in the capital markets and, at the same time, cash flows from Diageo’s business are under pressure, Diageo’s ability to fund its long-term strategies may be materially adversely impacted.

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

Risks related to Diageo’s securities

It may be difficult to effect service of US process and enforce US legal process against Diageo and its directors
Diageo is a public limited company incorporated under the laws of England and Wales. The majority of Diageo’s directors and officers, and some of the experts named in this document, reside outside of the United States. A substantial portion of Diageo’s assets, and all or a substantial portion of the assets of such persons, are located outside of the United States. Therefore, it may not be possible to effect service of process within the United States upon Diageo or these persons in order to enforce judgments of US courts against Diageo or these persons based on the civil liability provisions of US federal securities laws. There is also doubt as to the enforceability in England and Wales, in original actions or in actions for enforcement of judgments of US courts, of civil liabilities solely based on the US federal securities laws. In addition, punitive damages in actions brought in the United States or elsewhere may be unenforceable in England and Wales.

Business review
Operating results 2022 compared with 2021

Group financial review

Reported net sales increased 21.4% driven by organic growth.
Reported operating profit was up 18.2% driven by growth in organic operating profit, partially offset by the negative impact of exceptional operating items.
Organic results improved with volume growth of 10.3%
Organic net sales growth1 of 21.4%
Organic operating profit(1) grew 26.3%
Net cash from operating activities was £3.9 bn
Free cash flow1 was £2.8 bn
Basic eps of 140.2p was up 23.2%
Eps before exceptional items1 increased 29.3% to 151.9 pence
(1) See definitions and reconciliation of non-GAAP measures to GAAP measures on pages 133-144

Summary financial information		2022	2021
Volume	EUm	263.0	238.4
Net sales	£ million	15,452	12,733
Marketing	£ million	2,721	2,163
Operating profit before exceptional items	£ million	4,797	3,746
Exceptional operating items(1)	£ million	(388)	(15)
Operating profit	£ million	4,409	3,731
Share of associate and joint venture profit after tax	£ million	417	334
Non-operating exceptional items(1)	£ million	(17)	14
Net finance charges	£ million	(422)	(373)
Exceptional taxation credit/(charge)(1)	£ million	31	(84)
Tax rate including exceptional items	%	23.9	24.5
Tax rate before exceptional items	%	22.5	22.2
Profit attributable to parent company’s shareholders	£ million	3,249	2,660
Basic earnings per share	pence	140.2	113.8
Basic earnings per share before exceptional items	pence	151.9	117.5
Recommended full year dividend	pence	76.18	72.55
(1)    For further details of exceptional items, see pages 101-102.

North America	Europe	Asia Pacific	Africa	Latin America and Caribbean

1. Excluding corporate net sales of £54 million (2021 - £20 million).
2. Excluding net corporate cost of £238 million (2021 - £208 million).
3. Excluding exceptional operating charges of £388 million (2021 - £15 million) and net corporate operating costs of £238 million (2021 - £208 million).

Business review (continued)

Reported growth by region	Volume %	Net sales %	Marketing %	Operating profit before exceptional items %	Operating profit[1] %
North America	3	17	28	10	10
Europe	20	26	22	60	40
Asia Pacific	8	16	17	17	(23)
Africa	12	19	18	84	84
Latin America and Caribbean	17	46	51	78	78
Diageo - reported growth by region[1]	10	21	26	28	18

Organic growth by region	Volume %	Net sales %	Marketing %		Operating profit before exceptional items %
North America	3	14	24		7
Europe	20	30	26		64
Asia Pacific	13	16	16		16
Africa	17	22	22		79
Latin America and Caribbean	8	43	49		70
Diageo - organic growth by region[1]	10	21	25		26

(1)     Includes Corporate. In the year ended 30 June 2022, corporate net sales were £54 million (2021 - £20 million). Net corporate operating costs were £238 million (2021 - £208 million).

Business review (continued)
Key performance indicators

Net sales (£ million)
Reported net sales grew 21.4%
Organic net sales grew 21.4%
Reported net sales grew 21.4%, driven by strong organic growth. An unfavourable foreign exchange impact was partially offset by a hyperinflation adjustment in respect of Turkey.

Organic net sales growth of 21.4% reflects organic volume growth of 10.3% and 11.1 percentage points of positive price/mix. All regions delivered double-digit growth, reflecting the continued recovery of the on-trade channel, resilient consumer demand in the off-trade channel and market share gains. Growth was underpinned by favourable industry trends of spirits taking share of total beverage alcohol and premiumisation(1).
Price/mix drove 11.1 percentage points of growth, reflecting positive mix and mid-single digit price growth from price increases across all regions.
Positive mix was driven by strong growth of our super-premium-plus brands, particularly scotch, tequila and Chinese white spirits. It also reflects continued recovery of the on-trade channel in North America and Europe and the partial recovery of Travel Retail, partially offset by negative market mix due to the increased contribution to net sales from India.

Organic movement

(i
(1)    IWSR, 2021.
(2)    Exchange rate movements reflect the adjustment to recalculate the reported results as if they had been generated at the prior period weighted average exchange rates.
(3)    See pages 134 and 225-226 for details of hyperinflation adjustment.

Business review (continued)
Operating profit (£ million)
Reported operating profit grew 18.2%
Organic operating profit grew 26.3%
Reported operating profit increased 18.2%, primarily driven by growth in organic operating profit. This was partially offset by the negative impact of exceptional operating items, which were mainly due to non-cash impairments related to India and Russia.
Organic operating profit grew 26.3%, ahead of organic net sales growth, driven by growth across all regions.
(1)    For further details on exceptional operating items see pages 101-102.
(2)    Fair value remeasurements. For further details see page 102.
(3)    See pages 134 and 225-226 for details of hyperinflation adjustment.

Operating margin (%)
Reported operating margin decreased 77bps
Organic operating margin increased 121 bps

Reported operating margin decreased 77bps, with organic margin expansion more than offset by exceptional operating items of £388 million, primarily due to non-cash impairments related to India and Russia.
Organic operating margin increased 121bps, reflecting a strong recovery in gross margin and leverage on operating costs, while increasing marketing investment. Strong operating margin expansion in Latin America and Caribbean, Europe and Africa was partially offset by a decline in North America.
Organic gross margin increased 112bps, primarily driven by positive mix from premiumisation and the recovery of the on-trade channel. It also benefitted from improved fixed cost absorption from volume growth. Price increases and supply productivity savings more than offset the absolute impact of cost inflation, and mostly offset the adverse impact on gross margin.

Organic movement
121 bps

(1)    For further details on exceptional operating items see pages 101-102 and 233-236.
(2)    Fair value remeasurements and hyperinflation adjustment. For further details on fair value remeasurements see page 102. See page 134 and 225-226 for details of hyperinflation adjustment.

Business review (continued)

Basic earnings per share (pence)
Basic eps increased 23.2% from 113.8 pence to 140.2 pence
Basic eps before exceptional items(1) increased 29.3% from 117.5 pence to 151.9 pence

Basic eps increased 26.4 pence, primarily driven by organic operating profit growth, partially offset by higher tax and exceptional items, primarily due to non-cash impairment charges related to India and Russia
Basic eps before exceptional items increased 34.4 pence.
(i

(1)    See page 133-134 for explanation of the calculation and use of non-GAAP measures.
(2)    For further details on exceptional items see pages 101-102 and 233-236.
(3)    Includes finance charges net of tax.
(4)    Excludes finance charges related to acquisitions, disposals, share buybacks and includes finance charges related to hyperinflation adjustments (2022 – £(36) million; 2021 - £(6) million).
(5)    Excludes tax related to acquisitions, disposals and share buybacks.
(6)    Fair value remeasurements. For further details see page 102.
(7)    Operating profit hyperinflation adjustment movement was £10 million compared to fiscal 21 (2022 – £10 million; fiscal 2021 – £nil).

Business review (continued)
Net cash from operating activities and free cash flow (£ million)

Generated £3,935 million net cash from operating activities(1) and £2,783 million free cash flow.
Net cash from operating activities was £3,935 million, an increase of £281 million compared to fiscal 21. Free cash flow decreased by £254 million to £2,783 million.
Free cash flow decreased as strong growth in operating profit was more than offset by the impact of lapping an exceptionally strong working capital benefit in fiscal 21, increased capex investment, lower dividends from joint ventures and associates and higher cash tax paid.
The working capital benefit in fiscal 21 was due to a large increase in creditors as operating performance recovered during the year, following reduced volumes and cost control measures in the second half of fiscal 20.
Increased capex reflects investment in production capacity, sustainability, digital capabilities and consumer experiences, including projects delayed in fiscal 21 due to Covid-19.
The negative cash flow impact from ‘other’ items was due to lapping a delayed dividend payment of £82 million from Moët Hennessy, which was received in fiscal 21 for the year ended December 2019.
The increase in cash tax payments primarily reflects higher tax on increased earnings.

(1)    Net cash from operating activities excludes net capex (2022 – £(1,080) million; 2021 – £(613) million) and movements in loans and other investments.
(2)    Exchange on operating profit before exceptional items.
(3)    Operating profit excludes exchange, depreciation and amortisation, post employment charges of £(53) million and other non-cash items.
(4)    Working capital movement includes maturing inventory.
(5)    Other items include dividends received from associates and joint ventures, movements in loans and other investments and post employment payments.

Business review (continued)
Return on average invested capital (%)(1)
ROIC increased 331bps
ROIC increased 331bps, driven mainly by organic operating profit growth, partially offset by higher tax.
(1)    ROIC calculation excludes exceptional operating items from operating profit. For further details on ROIC see page 141.

Business review (continued)
Income statement

	30 June 2021 £ million	Exchange (a) £ million	Acquisitions and disposals (b) £ million	Organic movement(1) £ million	Fair value remeasurement (d) £ million	Hyperinflation(1) £ million	30 June 2022 £ million
Sales	19,153	(838)	38	3,567	—	528	22,448
Excise duties	(6,420)	617	(3)	(851)	—	(339)	(6,996)
Net sales	12,733	(221)	35	2,716	—	189	15,452
Cost of sales	(5,038)	127	(22)	(901)	(5)	(134)	(5,973)
Gross profit	7,695	(94)	13	1,815	(5)	55	9,479
Marketing	(2,163)	15	(25)	(532)	1	(17)	(2,721)
Other operating items	(1,786)	47	(4)	(288)	98	(28)	(1,961)
Operating profit before exceptional items	3,746	(32)	(16)	995	94	10	4,797
Exceptional operating items (c)	(15)						(388)
Operating profit	3,731						4,409
Non-operating items (c)	14						(17)
Net finance charges	(373)						(422)
Share of after tax results of associates and joint ventures	334						417
Profit before taxation	3,706						4,387
Taxation (e)	(907)						(1,049)
Profit for the year	2,799						3,338

(1)     For the definition of organic movement and hyperinflation see page 133-134.

(a) Exchange
The impact of movements in exchange rates on reported figures for net sales and operating profit was principally in respect of the translation exchange impact of the strengthening of sterling against the euro and the Turkish lira, partially offset by weakening of sterling against the US dollar.
The effect of movements in exchange rates and other movements on profit before exceptional items and taxation for the year ended 30 June 2022 is set out in the table below.

Gains/ (losses) £ million
Translation impact	(37)
Transaction impact	5
Operating profit before exceptional items	(32)
Net finance charges – translation impact	4
Net finance charges – transaction impact	(3)
Net finance charges	1
Associates – translation impact	(19)
Profit before exceptional items and taxation	(50)

	Year ended 30 June 2022	Year ended 30 June 2021
Exchange rates
Translation £1 =	$1.33	$1.35
Transaction £1 =	$1.29	$1.34
Translation £1 =	€1.18	€1.13
Transaction £1 =	€1.15	€1.14

Business review (continued)
(b) Acquisitions and disposals
The acquisitions and disposals movement was primarily attributable to the disposal of the Picon brand and Meta Abo Brewery Share Company (Meta Abo Brewery) in the year ended 30 June 2022 and to the impact of prior year's acquisitions.

See note 8 for further details.

(c) Exceptional items
Exceptional operating items in the year ended 30 June 2022 were £388 million loss before tax (2021 – £15 million).

In the year ended 30 June 2022, an impairment charge of £336 million was recognised in exceptional operating items in respect of the McDowell's No.1 brand (£240 million), Bell's brand (£77 million) and Smirnov related goodwill (£19 million).
For further information, see note 9 (d).
In March 2022, a decision was taken to suspend exporting to and selling in Russia and on 28 June 2022, Diageo decided that it would wind down its operations in Russia over the following six months. Losses of £50 million directly attributable to the wind down primarily include provisions for onerous contracts (£14 million) and redundancies (£13 million). Total impact of winding down operations in Russia resulted in a loss of £146 million, including impairment of the Bell’s brand (£77 million), Smirnov related goodwill (£19 million), and directly attributable items.
An exceptional charge of $3 million (£2 million) (2021 – £5 million) was recognised as part of the 'Raising the Bar' programme, in addition to the commitment of $100 million (£81 million) announced in the year ended 30 June 2020. The additional charge represents the re-investment of corporate tax benefit in the fund in certain markets, where a corporate tax deduction is available, and was recognised as an exceptional operating item, consistent with the initial commitment. Diageo also provided other forms of support to help our communities and the industry, which amounted to £8 million in the year ended 30 June 2020.
In the year ended 30 June 2021, an additional provision of £15 million was recorded as an exceptional item in respect of ongoing litigation in Turkey, bringing the provision’s balance to £23 million following a settlement of £1 million during that year.
On 20 November 2020, the High Court of Justice of England and Wales issued a ruling that requires pension schemes to equalise pension benefits for men and women for the calculation of their guaranteed minimum pension liability (GMP) on historic transfers out, which resulted in an additional liability of £5 million in the year ended 30 June 2021. The corresponding expense was recognised as an exceptional operating item consistently with the charge in relation to the initial GMP ruling.
In the year ended 30 June 2021, an inventory provision of £7 million was released in respect of obsolete inventories that had earlier been expected to be returned and destroyed as a direct consequence of the Covid-19 pandemic, resulting in an exceptional gain. The provision release was recognised as an exceptional operating item consistently with the original charge in the year ended 30 June 2020.
In the year ended 30 June 2021, an additional gain of $4 million (£3 million) was recognised in exceptional operating items for excess receipts in respect of substitution drawback claims that had been filed and were to be filed with the US Government in relation to prior years. The changes in estimates were recognised as an exceptional operating item consistently with the initial income of £83 million in the year ended 30 June 2020.

Non-operating items in the year ended 30 June 2022 were £17 million loss before tax (2021 – £14 million gain).
On 25 April 2022, Diageo completed the sale of its Ethiopian subsidiary, Meta Abo Brewery Share Company. A loss of £95 million was recognised as a non-operating item attributable to the sale, including cumulative translation losses in the amount of £63 million recycled to the income statement.
On 25 March 2022, Diageo agreed to the sale of its Windsor business in Korea. At 30 June 2022, assets and liabilities attributable to Windsor business were classified as held for sale and were measured at the lower of their cost and fair value less cost of disposal. In the year ended 30 June 2022, a loss of £19 million was recognised as a non-operating item, mainly in relation to transaction and other costs directly attributable to the prospective sale of the business. At 30 June 2022, cumulative translation gains recognised in exchange reserves were £141 million which will be recycled to the income statement on completion of the transaction, in the year ending 30 June 2023.
On 10 May 2022, Diageo sold its Picon brand. The sale resulted in an exceptional non-operating gain of £91 million, net of disposal costs. Disposal costs relating to the transaction amounted to £9 million.
In the year ended 30 June 2022, ZAR 133 million (£6 million) of deferred consideration was paid to Diageo in respect of the sale of United National Breweries, the full amount of which represented a non-operating gain (2021 – a gain of £10 million).
Certain subsidiaries of United Spirits Limited (USL) were sold in the year ended 30 June 2021. The sale of these subsidiaries resulted in an exceptional gain of £3 million.

Business review (continued)
In the year ended 30 June 2021, the group reversed £1 million from provisions in relation to the sale of a portfolio of 19 brands to Sazerac on 20 December 2018.

See page 101 for the definition of exceptional items.

(d) Fair value remeasurement
The adjustment to cost of sales reflects the elimination of fair value changes for biological assets in respect of growing agave plants of £5 million loss for the year ended 30 June 2022. The adjustments to marketing and other operating expenses were the elimination of fair value changes to contingent consideration liabilities and earn out arrangements in respect of prior year acquisitions of £65 million gain for the year ended 30 June 2022 and £34 million loss for the year ended 30 June 2021.

(e) Taxation
The reported tax rate for the year ended 30 June 2022 was 23.9% compared with 24.5% for the year ended 30 June 2021.

The reported tax charge for the year ended 30 June 2022 included an exceptional tax credit of £31 million, mainly comprising exceptional tax credits on the impairment of the McDowell's and Bell's brands of £35 million and £20 million, respectively, offset by a £23 million exceptional tax charge in respect of the gain on the sale of the Picon brand and a further £3 million tax charge in respect of winding down operations in Russia.
On 24 May 2021, legislation was substantively enacted in the UK to increase the corporate tax rate to 25% with effect from 1 April 2023. As a result of the change, an exceptional tax charge of £46 million was recognised for the year ended 30 June 2021 in relation to the remeasurement of deferred tax assets and liabilities. In addition, there was a one-off charge of £48 million to other comprehensive income and equity, mainly in respect of the remeasurement of the deferred tax liabilities on post employment assets.

On 15 December 2020, legislation was substantively enacted in the Netherlands to maintain the headline corporate tax rate at 25%, reversing a previously enacted reduction in the corporate tax rate to 21.7% from 2021. As a result of the change, an exceptional tax charge of £42 million was recognised for the year ended 30 June 2021 in relation to the remeasurement of deferred tax liabilities.

The tax rate before exceptional items for the year ended 30 June 2022 was 22.5% compared with 22.2% for the year ended 30 June 2021.

We expect the tax rate before exceptional items for the year ending 30 June 2023 to be in the range of 22%-24%.

(f) Dividend
The group aims to increase the dividend each year. The decision in respect of the dividend is made with reference to the dividend cover as well as current performance trends, including sales and profit after tax together with cash generation. Diageo targets dividend cover (the ratio of basic earnings per share before exceptional items to dividend per share) within the range of 1.8-2.2 times. For the year ended 30 June 2022 dividend cover is 2.0 times. The recommended final dividend for the year ended 30 June 2022, to be put to the shareholders for approval at the Annual General Meeting is 46.82 pence, an increase of 5% on the prior year final dividend. This brings the full year dividend to 76.18 pence per share, an increase of 5% on the prior year. The group will keep future returns of capital, including dividends, under review through the year ending 30 June 2023 to ensure Diageo’s capital is allocated in the best way to maximise value for the business and stakeholders.
Subject to approval by shareholders, the final dividend will be paid to holders of ordinary shares and US ADRs on register as of 26 August 2022. The ex-dividend date both for holders of ordinary shares and for US ADR holders is 25 August 2022. The final dividend, once approved by shareholders, will be paid to holders of ordinary shares on 20 October 2022 and payment to US ADR holders will be made on 25 October 2022. A dividend reinvestment plan is available to holders of ordinary shares in respect of the final dividend and the plan notice date is 23 September 2022.

Business review (continued)
(g) Return of capital

Diageo’s current return of capital programme, initially approved by the Board on 25 July 2019, seeks to return up to £4.5 billion to shareholders and is expected to be completed by 30 June 2023. Under the first two phases of the programme, which ended on 31 January 2020 and 11 February 2022 respectively, the company returned capital to shareholders via share buyback, at a cost, excluding transaction costs, of £2.25 billion. On 21 February 2022, the company announced the third phase of the programme with a value of up to £1.7 billion returned to shareholders, via share buybacks, to be completed no later than 5 October 2022. At 30 June 2022, £1.4 billion had been completed as part of the third phase. The remaining £0.9 billion of the programme is expected to be completed by 30 June 2023.
In the year ended 30 June 2022, the company purchased 61 million ordinary shares at a cost of £2,284 million (including transactions costs of £16 million). All shares purchased under the share buyback programme were cancelled. A financial liability of £117 million was established at 30 June 2022, representing the 3.3 million shares that were expected to be purchased by 28 July 2022.

Business review (continued)
Movement in net borrowings and equity

Movements in net borrowings	2022 £ million	2021 £ million
Net borrowings at the beginning of the year	(12,109)	(13,246)
Free cash flow (a)	2,783	3,037
Acquisitions (b)	(271)	(488)
Sale of businesses and brands	82	14
Share buyback programme (c)	(2,284)	(109)
Net sale of own shares for share schemes (d)	18	49
Purchase of treasury shares in respect of subsidiaries	(15)	—
Dividend paid to non-controlling interests	(81)	(77)
Net movements in bonds (e)	742	(216)
Purchase of shares of non-controlling interests (f)	—	(42)
Net movements in other borrowings (g)	79	(753)
Equity dividend paid	(1,718)	(1,646)
Net decrease in cash and cash equivalents	(665)	(231)
Net (increase)/decrease in bonds and other borrowings	(825)	967
Exchange differences (h)	(334)	598
Other non-cash items (i)	(204)	(197)
Net borrowings at the end of the year	(14,137)	(12,109)

(a) See page 98 for the analysis of free cash flow.
(b) Diageo completed a number of acquisitions in the year ended 30 June 2022, including: (i) on 27 January 2022, the acquisition of Casa UM, to expand its Reserve portfolio with the premium artisanal mezcal brand Mezcal Unión, (ii) on 31 March 2022, the acquisition of 21Seeds, to support Diageo's participation in the super premium flavoured tequila segment and (iii) on 29 June 2022, the acquisition of Vivanda, owner of the technology behind 'What's your Whisky' platform and the Journey of Flavour experience at Johnnie Walker Princes Street to support Diageo’s ambition to provide customised brand experiences across all channels.
The final earn-out payment in respect of the Casamigos acquisition amounting to $113 million (£83 million) was made on 17 September 2021.
Contingent consideration paid in respect of other prior year acquisitions is primarily attributable to Aviation Gin and Davos Brands.
In the year ended 30 June 2021, Diageo completed the acquisition of Aviation Gin and Davos Brands for a total consideration of $337 million (£263 million) in cash and contingent consideration of up to $275 million (£214 million) over a 10-year period linked to performance targets. Diageo also completed a number of additional acquisitions for a total consideration of £95 million in cash and contingent consideration of £86 million, in each case linked to performance targets.
(c) See page 103 for details of Diageo's return of capital programmes.
(d) Net sale of own shares comprised receipts from employees on the exercise of share options of £32 million (2021 – £57 million) less purchase of own shares for the future settlement of obligations under the employee share option schemes of £14 million (2021 – £8 million).
(e) In the year ended 30 June 2022, the group issued bonds of €1,650 million (£1,371 million - net of discount and fee) and £892 million (including £8 million discount and fee) and repaid bonds of €900 million (£769 million) and $1000 million (£752 million).
In the year ended 30 June 2021, the group issued bonds of €700 million (£636 million - net of discount and fee) and £395 million (including £5 million discount and fee) and repaid bonds of $696 million (£551 million) and €775 million (£696 million).
(f) In the year ended 30 June 2021, East African Breweries Limited, a subsidiary of Diageo, completed the purchase of 30% of the share capital of Serengeti Breweries Limited for $55 million (£42 million).
(g) In the year ended 30 June 2022, the net movements in other borrowings principally arose from cash movement of foreign currency swaps and forwards partially offset by the repayment of lease liabilities.
In the year ended 30 June 2021, the net movements in other borrowings principally arose from cash movement of foreign currency swaps and forwards.

Business review (continued)
(h) In the year ended 30 June 2022, exchange losses arising on net borrowings of £334 million were primarily driven by adverse exchange movements on US dollar denominated borrowings, partially offset by favourable movement on euro denominated borrowings, cash and cash equivalents, foreign currency swaps and forwards.
In the year ended 30 June 2021, exchange gains arising on net borrowings of £598 million were primarily driven by favourable exchange movements on US dollar and euro denominated borrowings, partially offset by an adverse movement on cash and cash equivalents, foreign currency swaps and forwards.
(i) In the year ended 30 June 2022, other non-cash items were principally in respect of additional leases entered into during the year.
In the year ended 30 June 2021, other non-cash items are principally in respect of fair value losses of cross currency interest rate swaps and interest rate swaps partially offset by the fair value gains of borrowings.

Movements in equity	2022 £ million	2021 £ million
Equity at the beginning of the year	8,431	8,440
Adjustment to 2021 closing equity in respect of hyperinflation in Turkey (a)	251	—
Adjusted equity at the beginning of the year	8,682	8,440
Profit for the year	3,338	2,799
Exchange adjustments (b)	799	(836)
Remeasurement of post employment plans net of taxation	497	(27)
Purchase of shares of non-controlling interests (c)	—	(42)
Hyperinflation adjustments net of taxation (a)	291	(12)
Associates' transactions with non-controlling interest	—	(91)
Dividend to non-controlling interests	(72)	(72)
Equity dividend paid	(1,718)	(1,646)
Share buyback programme (d)	(2,310)	(200)
Other reserve movements	7	118
Equity at the end of the year	9,514	8,431

(a) See page 134 for details of hyperinflation adjustment.
(b) Exchange movements in the year ended 30 June 2022 primarily arose from exchange gains driven by the US dollar and the Indian rupee partially offset by the Turkish lira. Exchange movements in the year ended 30 June 2021 primarily arose from exchange losses driven by the Indian rupee, the US dollar and the Turkish lira.
(c) In the year ended 30 June 2021, East African Breweries Limited completed the purchase of 30% of the share capital of Serengeti Breweries Limited for $55 million (£42 million).
(d) See page 103 for details of Diageo's return of capital programmes.

Post employment benefit plans
The net surplus of the group’s post employment benefit plans increased by £707 million from £444 million at 30 June 2021 to £1,151 million at 30 June 2022. The increase in net surplus was predominantly attributable to the favourable change in the discount rate assumptions in the United Kingdom and Ireland due to the increase in returns from ‘AA’ rated corporate bonds used to calculate the discount rates on the liabilities of the post employment plans (UK from 1.9% to 3.8%; Ireland from 1.0% to 3.2%) that was partially offset by the unfavourable actual change in the market value of assets held by the post employment benefit plans in the United Kingdom and Ireland, and the change in inflation rate assumptions in the United Kingdom and Ireland (UK from 3.0% to 3.1%; Ireland from 1.6% to 2.4%).

The operating profit charge before exceptional items decreased by £48 million from £87 million for the year ended 30 June 2021 to £39 million for the year ended 30 June 2022. The operating profit for the year ended 30 June 2022 includes settlement gains of £27 million in respect of the Enhanced Transfer Values exercise carried out in the Guinness Ireland Group Pension Scheme (GIGPS) and the Grand Metropolitan Pension Fund, and past service gain of £28 million as a result of the changes in the benefits of the GIGPS.
Total cash contributions by the group to all post employment benefit plans in the year ending 30 June 2023 are estimated to be approximately £70 million.

Business review (continued)

North America

North America remains the second largest beverage alcohol market worldwide1 and represents over one-third of our net sales. Our consumers are at the heart of our business, and our strategy is focussed on accelerating sustainable growth through smart investments in our portfolio of brands, data-led insights, and excellence in our route to market. We have a well-positioned portfolio of brands that leans into premiumisation, and recruit and re-recruit consumers into the portfolio through sustainable innovation and meaningful consumer engagement, including on-promise re-opening in the past year. We are proud of our progress in our ‘Society 2030: Spirit of Progress’ goals, dialing up our purposefulness to make a positive impact in the communities where we live and work.

Key financials

	2021	Exchange	Acquisitions and disposals	Organic movement	Other[3]	2022	Reported movement
	£ million	£ million	£ million	£ million	£ million	£ million	%
Net sales	5,209	98	34	754	—	6,095	17
Marketing	936	19	24	222	(1)	1,200	28
Operating profit before exceptional items	2,237	49	(19)	148	39	2,454	10
Exceptional operating items[2]	—					(1)
Operating profit	2,237					2,453	10

Business review (continued)

	Organic volume movement	Reported volume movement	Organic net sales movement	Reported net sales movement
Markets and categories	%	%	%	%
North America	3	3	14	17

US Spirits	4	4	17	19
DBC USA(4),(5)	(2)	—	2	6
Canada	(2)	(2)	3	6

Spirits	3	3	16	18
Beer	(4)	(4)	1	2
Ready to drink(4)	15	40	21	49
Global giants, local stars and reserve(6)		Organic volume movement(7) %	Organic net sales movement %	Reported net sales movement %
Crown Royal		2	6	8
Don Julio		30	36	38
Casamigos		81	88	91
Johnnie Walker		9	26	28
Smirnoff		(4)	(3)	(2)
Captain Morgan		(3)	(5)	(3)
Ketel One(8)		7	12	13
Baileys		(10)	(8)	(6)
Guinness		5	7	9
Bulleit		10	14	16
Cîroc vodka		(4)	—	1
(1) IWSR, calendar year 2021
(2) For further details on exceptional operating items see pages 101-102
(3) Fair value remeasurements. For further details see page 102
(4) Reported volume movement impacted by acquisitions. For further details see page 101
(5) Certain spirits-based ready to drink products in certain states are distributed through DBC USA and those net sales are captured within DBC USA
(6) Spirits brands excluding ready to drink and non-alcoholic variants
(7) Organic equals reported volume movement
(8) Ketel One includes Ketel One vodka and Ketel One Botanical

Our markets
Headquartered in New York, Diageo North America is comprised of US Spirits, Diageo Beer Company USA (DBC USA) and Diageo Canada, headquartered in Toronto.

Supply operations
With 11 domestic production facilities across the United States, Canada and the US Virgin Islands, Diageo North America’s supply function is one of the largest producers of beverage alcohol on the continent. We have made major investments in innovation and sustainability, driving efficiency and best-in-class operations. To support the growth of our business portfolio, we started up two new production sites, including a ready to drink (RTD) facility in Plainfield and a Bulleit Bourbon Distillery in Lebanon, Kentucky. The Lebanon site is the first distillery in North America powered by 100% renewable energy. We recently announced plans for a carbon-neutral distillery in Ontario, Canada to support the growth ambitions for our Crown Royal Canadian whisky brand.

Route to consumer
The route to consumer in the United States is through the three-tier system across our spirits and beer/RTD portfolio. We have consolidated our US Spirits business into single distributors or brokers in 42 states and the District of Columbia, representing more than 80% of our spirits volume. US Spirits is responsible for the sale of our portfolio of spirits and spirits-based RTD products and manages sales through two divisions focussed on Open (distribution through private distributors) and Control (distribution through governmental entities) States. DBC USA sells and markets brands, including Guinness and Smirnoff Ice to over 400 beer distributors across the US. Diageo Canada distributes our portfolio of spirits, RTD and beer brands across all Canadian provinces, which operate within a highly regulated federal and provincial system. Diageo Canada manages all sales operations with the provincial liquor control

Business review (continued)
boards and national chain account customers directly, utilising brokers to support execution at the point of sale. Our strategy in North America is to be consumer-first, occasion-oriented, and focussed on developing competitive differentiation in both our brand propositions and our route to consumer. This includes building key capabilities around commercial execution, Revenue Growth Management, e-commerce and robust performance management, all of which is underpinned by data and analytics.

'Society 2030: Spirit of Progress'
Promoting positive drinking remains a priority. Along with Black, Latino and Native American organisations, we established the Multicultural Consortium for Responsible Drinking – to increase awareness of the risks of harmful use of alcohol and promote moderation in diverse communities across the United States. We partnered with road safety organisations, distributors and corporations in the country to stigmatise drink driving by educating nearly 39,000 people through our interactive learning experience ‘Wrong Side of the Road’. We also partnered with the Traffic Injury Research Foundation to create the Impaired Driving Coalition of Canada to tackle similar challenges. Several brands led responsible drinking campaigns reaching over 150 million consumers, including activations from Crown Royal and Captain Morgan through our Major League Soccer (MLS) and National Football League (NFL) partnerships.
We continue to promote diversity and equal representation through our work with Pronghorn, an initiative to cultivate the next generation of diverse founders, leaders and entrepreneurs within the industry. Our Learning Skills for Life (L4L) programme provided employability skills and hospitality training to 931 people through our partnerships, including Historically Black Colleges and Universities. We also donated $2.5 million to the Seattle ‘Raising the Bar’ recovery fund – to support Asian-American and Pacific Islanders hospitality communities. These groups were particularly affected by the pandemic. We’ve surpassed our goal to double our spend with diverse-owned media companies, instead spending six times more than the previous year, and we invested 10% of media spend in programmes reaching multicultural consumers through brand activations.
As well as opening our first carbon-neutral distillery in Lebanon, Kentucky, and announcing plans to build our first carbon-neutral distillery in Ontario, Canada, this year we announced plans to transition our Valleyfield manufacturing site in Quebec to be carbon neutral by 2025. We’ve also made progress reusing treated wastewater in cooling processes at our US Virgin Islands operations, and with several initiatives at Plainfield, Illinois, to reduce water usage.

Regional performance

•Reported net sales grew 17%, primarily reflecting strong organic growth. There were favourable impacts from foreign exchange, mainly due to the strengthening of the US dollar, and from brand acquisitions.

•Organic net sales increased 14%, building on strong growth in fiscal 21, largely driven by US Spirits.
•US Spirits net sales grew 17%, reflecting the recovery of the on-trade channel and resilient consumer demand in the off-trade channel, market share gains and spirits taking share of total beverage alcohol, and replenishment of stock levels by distributors. We drove particularly strong growth in our super-premium-plus portfolio and increased prices.

•US Spirits shipments were ahead of depletions, with a benefit of approximately three percentage points from the replenishment of stock levels by distributors, recovering from lower levels during Covid-19. It also reflects distributors increasing inventories of certain imported products due to longer product transit times in fiscal 22.

•US Spirits growth was primarily driven by tequila, up 57%, as well as double-digit growth in scotch and US whiskey and growth in Canadian whisky. This more than offset declines in Baileys and rum.
•Diageo Beer Company net sales increased 2%, reflecting increased sales of Guinness driven by the on-trade recovery and growth in ready to drink(1), partially offset by a decline in flavoured malt beverages.

•Organic operating margin decreased by 295bps, as we continued to increase marketing investment, up 24%, ahead of net sales growth, to support growth momentum across key brands. Price increases and productivity savings partially offset cost inflation.

Business review (continued)
Market highlights - US Spirits
•Tequila net sales increased 57%, with Casamigos growing 89% and Don Julio growing 36%, and both brands gained share of the spirits market and the tequila category. This primarily reflects strong volume growth and there was also a benefit from price increases and innovation.
•Crown Royal net sales increased 7%, with double-digit growth in the core variant. However, supply constraints of aged liquid led to slower growth in certain variants and a decline in Crown Royal's share of the spirits market and the Canadian whisky category.
•Scotch grew 19% and gained share of the spirits market and the scotch category. Johnnie Walker net sales grew 23%, with double-digit growth in Johnnie Walker Blue Label and Johnnie Walker Black Label. Buchanan’s net sales increased 14% and it gained share of the scotch category. Scotch malts grew 8%.
•Vodka net sales grew 1%. Ketel One net sales increased 11%, driven by double-digit growth in the core variant, and slower growth of Ketel One Botanical. Cîroc net sales declined 2%, lapping double-digit growth in fiscal 21, with growth from recent innovations more than offset by declines of other variants. Smirnoff net sales decreased 4%, due to declines in certain flavour variants, partially offset by growth from recent innovations; net sales of the core variant were flat.
•Captain Morgan net sales declined 6%, as the rum category continued to lose spirits market share, however, Captain Morgan gained share of the category.
•US whiskey sales grew 11%, primarily driven by Bulleit, up 14%. Bulleit lost share of the US whiskey category due to glass supply constraints, which have now been resolved.
•Baileys net sales declined 8%, following strong growth in fiscal 21.
•Spirits-based ready to drink(1) net sales grew 18%, primarily driven by strong performance of Crown Royal cocktails and the launch of Cîroc cocktails, partially offset by lower sales of Ketel One Botanical Spritz.

(1) Certain spirits-based ready to drink products in certain states are distributed through DBC USA and those net sales are captured within DBC USA

Business review (continued)
Europe

Across our Europe business, we are building further momentum behind our six-markets model, bringing marketing programmes closer to our consumers and customers, and optimising our routes to market to accelerate our growth strategy through international premium spirits and beer.

Key financials

	2021	Exchange	Acquisitions and disposals	Organic movement	Other(1)	Hyperinflation(2)	2022	Reported movement
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	%
Net sales	2,558	(304)	3	766	—	189	3,212	26
Marketing	473	(35)	—	122	—	17	577	22
Operating profit before exceptional items	635	(110)	1	418	63	10	1,017	60
Exceptional operating items(3)	(15)						(146)
Operating profit	620						871	40

Business review (continued)

Markets and categories	Organic volume movement %	Reported volume movement %	Organic net sales movement %	Reported net sales movement %
Europe	20	20	30	26

Great Britain	15	15	20	20
Northern Europe	16	16	15	10
Southern Europe	30	27	33	26
Ireland	35	35	71	65
Eastern Europe	7	8	18	18
Turkey	18	18	49	25

Spirits	18	18	24	19
Beer	36	36	63	60
Ready to drink	23	23	23	22
Global giants and local stars(4)		Organic volume movement(5) %	Organic net sales movement %	Reported net sales movement %
Guinness		42	65	62
Johnnie Walker		22	35	31
Baileys		20	19	16
Smirnoff		35	38	35
Captain Morgan		11	12	9
Tanqueray		36	37	33
Yenì Raki		9	15	14
JεB		19	26	17
(1) Fair value remeasurements. For further details see page 102
(2) See page 134 for details of hyperinflation adjustment
(3) Exceptional items are in respect of Diageo’s decision, announced on 28 June 2022, to wind down its operations in Russia over the following six months. For further details on exceptional operating items see pages 101-102
(4) Spirits brands excluding ready to drink and non-alcoholic variants
(5) Organic equals reported volume movement, except for Smirnoff, which had reported volume movement of 36% due to a reclassification

Our markets

Our six markets are Great Britain, Northern Europe, Southern Europe, Ireland, Eastern Europe and Turkey, and operate with end-to-end accountability.

Supply operations
A number of Diageo’s Supply Chain and Procurement operations are in Europe, including production sites in the United Kingdom, Ireland, Italy and Turkey. The group owns 30 distilleries in Scotland, a Dublin based brewery, distillery, five distilleries in Turkey and maturation and packaging facilities in Scotland, England, Ireland, Italy and Turkey. The team manufactures whisky, vodka, gin, rum, beer, cream liqueurs, raki and other spirit-based drinks which are distributed in over 180 countries.
The company is currently investing £185 million in Scotch whisky and tourism in Scotland, including the creation of a major new Johnnie Walker global brand attraction in Edinburgh (Johnnie Walker Princes Street), which opened its doors in September 2021. The distillery visitor investment focuses on the ‘Four Corners distilleries’, Glenkinchie, Caol Ila, Clynelish and Cardhu, celebrating the key role these single malts play in the flavours of Johnnie Walker. The new visitor experiences at Glenkinchie, Clynelish and Cardhu are already operational, and Caol Ila is expected to open later in 2022. The iconic lost distillery of Port Ellen is expected to be back in production in the summer of 2023.
Supporting our beer ambition, a £41 million investment has started at the Belfast and Runcorn beer packaging facilities, to expand capacity to support growth, with new capacity expected to be available during 2023. Also, we will be opening in autumn 2023 a £73 million Guinness microbrewery and culture hub to be built in Covent Garden, London.
In July 2022, Diageo announced plans to invest €200 million in Ireland’s first purpose-built carbon neutral brewery on a greenfield site in Littleconnell, Newbridge, Co. Kildare.

Business review (continued)
Route to consumer
In Great Britain, we sell and market our products through Diageo GB (spirits, beer and ready to drink) and Justerini & Brooks Fine Wines (wines, private clients and spirits). In the Republic of Ireland and Northern Ireland, Diageo sells and distributes directly to the on-trade and the off-trade, as well as wholesalers. In France, our products are sold through a joint venture arrangement with Moët Hennessy. In Northern and Southern Europe, we distribute our spirits brands primarily through our own in-market companies (IMC). In the Eastern Europe market, we distribute our spirits and beer brands both via IMC and distributors. In Turkey, we sell our products via the distribution network of Mey İçki, our wholly owned subsidiary. Mey İçki distributes both local brands (raki, other spirits and wine) and Diageo’s global spirits brands.

'Society 2030: Spirit of Progress'
Sustainability remains high on our agenda. This year, Guinness launched a three-year regenerative agriculture pilot in Ireland and started the transition to electric vehicles of the Guinness Quality fleet. We launched our first water replenishment project in Turkey – conserving water through efficient drip-irrigation in agriculture – which has provided capacity to replenish over 15,000m3 a year. At Santa Vittoria in Italy we’ll save around 30 tonnes of shrink film a year by replacing it with PEFC-certified cardboard in some multipacks.
We continue to promote positive drinking. In Southern Europe over 20,000 people took part in ‘Wrong Side of the Road’ through online, off-trade and on-trade activations. In Great Britain, Gordon’s 0.0% festive sampling campaign encouraged consumers to visit DRINKiQ.com. Brand campaigns reached over 80 million people with responsible drinking messaging. And finally, we delivered on our SMASHED targets for the region, educating over 78,000 young people in total.
As part of our commitment to inclusion and diversity, we adapted Learning for Life to support Ukrainian refugees in Belgium and Poland.

Regional Performance

•Reported net sales increased 26%, driven by strong organic growth. Net sales were unfavourably impacted by foreign exchange, primarily due to the weakening of the Turkish lira, which was partially offset by a hyperinflation adjustment(1).

•Organic net sales grew 30%, with strong double-digit growth across all markets and a partial recovery of Travel Retail Europe.
•Growth reflects the recovery of the on-trade channel, particularly in Ireland, Great Britain and Southern Europe, as well as resilient consumer demand in the off-trade channel, where Diageo continued to gain market share.

•Growth was also underpinned by the spirits category gaining share of total beverage alcohol, premiumisation, price increases and innovation.
•Spirits net sales grew 24%, with broad-based growth across scotch, vodka, Baileys, gin, rum and raki.
•Beer net sales grew 63%, following a 21% decline in fiscal 21, with strong growth in Guinness driven by the on-trade recovery in Ireland and Great Britain, as well as growth from innovation.
•Strong improvement in organic operating margin of 671bps primarily reflects leverage on operating costs as net sales recovered strongly. Benefits from positive channel and product mix, price increases, productivity savings and improved fixed cost absorption more than offset cost inflation.

•Marketing investment increased 26%, supporting the on-trade recovery and off-trade share momentum.

Market highlights
•Net sales in Great Britain grew 20%, reflecting a strong recovery in the on-trade and resilient consumer demand in the off-trade. Spirits grew 12%, with growth across vodka, rum, Baileys and scotch, partially offset by a decline in gin. Guinness grew strongly, up 52%, driven by the on-trade recovery, as well as growth from innovation. Ready to drink grew double digits reflecting category momentum and innovation.
•Northern Europe net sales grew 15%, reflecting continued strong performance in the off-trade and recovery in the on-trade. Growth was broad-based across categories.
•Southern Europe net sales grew 33%, as a result of on-trade restrictions easing and a partial recovery of tourism. Scotch, gin, vodka, rum and Baileys all delivered strong double-digit growth.
•Ireland net sales increased 71%, lapping a significant decline in fiscal 21, driven by strong growth in Guinness as the on-trade recovered.
•Eastern Europe net sales increased 18%, reflecting continued momentum in the off-trade and recovery in the on-trade. Following an announcement in March 2022 to suspend exports to and sales in Russia, net sales in Russia declined in fiscal 22. Diageo announced on 28 June 2022 that it would wind down its operations in Russia over the following six months.
•Turkey net sales increased 49%, driven by price increases in response to inflation, increases in excise duties and currency devaluation. Growth also reflects strong volume growth, up 18%, as on-trade restrictions eased, and premiumisation.

Business review (continued)
Asia Pacific

In Asia Pacific, our focus is to grow in both developed and emerging markets across our entire portfolio, ranging from international and local spirits to ready to drink formats and beer. We have a clear long-term strategy that enables us to allocate resources behind brands that win in key consumer occasions and categories. We manage our portfolio to meet the increasing demands of the growing middle class, and aim to inspire our consumers to drink better, not more. This strategy ensures that we deliver consistent and efficient growth, with a key focus on developing our premium and super deluxe segments across the region.

Key financials

	2021	Exchange	Acquisitions and disposals	Organic movement	2022	Reported movement
	£ million	£ million	£ million	£ million	£ million	%
Net sales	2,488	(6)	—	402	2,884	16
Marketing	418	4	—	68	490	17
Operating profit before exceptional items	608	5	—	98	711	17
Exceptional operating items(1)	—				(241)
Operating profit	608				470	(23)

Business review (continued)

Markets and categories	Organic volume movement %	Reported volume movement %	Organic net sales movement %	Reported net sales movement %
Asia Pacific	8	8	16	16

India	7	7	17	16
Greater China	6	6	13	17
Australia	2	2	—	(2)
South East Asia	14	14	20	19
North Asia	(5)	(5)	12	6
Travel Retail Asia and Middle East	135	125	178	184

Spirits	8	8	17	18
Beer	4	4	9	7
Ready to drink	3	3	2	(1)

Global giants and local stars(2)		Organic volume movement(3) %	Organic net sales movement %	Reported net sales movement %
Johnnie Walker		24	28	28
Shui Jing Fang(4)		16	19	24
McDowell's		5	6	4
Guinness		5	9	7
The Singleton		11	16	18
Smirnoff		13	14	14
Baileys		12	13	12
Windsor		1	(9)	(13)
(1) For further details on exceptional operating items see pages 101-102
(2) Spirits brands excluding ready to drink and non-alcoholic variants
(3) Organic equals reported volume movement, except for Smirnoff, which had reported volume movement of 12% due to a reclassification
(4) Growth figures represent total Chinese white spirits of which Shui Jing Fang is the principal brand
(5) Indian-Made Foreign Liquor (IMFL) whisky

Our markets
Asia Pacific comprises India (including Nepal and Sri Lanka), Greater China (China, Taiwan, Hong Kong and Macau), Australia (including New Zealand), South East Asia (Vietnam, Thailand, Philippines, Indonesia, Malaysia, Singapore, Cambodia, Laos, Myanmar), North Asia (Korea and Japan) and Travel Retail Asia and Middle East.

Supply operations
We have distilleries in Chengdu, China that produce baijiu and in Bundaberg, Australia that produce Bundaberg Rum. Our manufacturing plant in Bali produces the highest quality spirits for the Indonesian market. United Spirits Limited (USL) in India operates 15 manufacturing sites across the country. In addition, USL and Diageo brands are also produced under licence by third-party manufacturers. We have bottling plants in Thailand and Australia with ready to drink manufacturing capabilities.

Route to consumer
In India, we manufacture, market and sell Indian whisky, rum, brandy and other spirits through our 55.94% shareholding in USL. Diageo also sells its own brands through USL.
In Greater China our market presence is established through our 63.17% equity investment in Sichuan Shuijingfang Company Limited, which manufactures and sells baijiu, and our wholly owned entity Diageo China Limited, which sells Diageo brands, and a joint venture arrangement with Moët Hennessy where administrative and distribution costs are shared. Diageo operates a wholly owned subsidiary in Taiwan.
In Australia, we manufacture, market and sell Diageo products. In New Zealand, we operate through third-party distributors. In North Asia, we have our own distribution company in South Korea. In Japan, sales are through our wholly owned entity Diageo Japan, as

Business review (continued)
well as through joint venture agreements with Moët Hennessy. Airport shops and airline operators are serviced through a dedicated Diageo sales and marketing organisation. In the Middle East, we sell our products through third-party distributors.
In South East Asia, spirits and beer are sold through a combination of Diageo companies, joint venture arrangements, and third party distributors. In Thailand, Malaysia and Singapore, we have joint venture arrangements with Moët Hennessy, sharing administrative and distribution costs. Diageo operates wholly owned subsidiaries in the Philippines and Vietnam. In addition, in Vietnam, we own a 45.57% equity stake in Hanoi Liquor Joint Stock Company which manufactures and sells vodka. In Indonesia, Guinness is brewed by and distributed through third party arrangements.

'Society 2030: Spirit of Progress'
Our positive drinking programmes continued to deliver. This year we reached 86 million consumers with brand moderation messages across the region. In Korea, we reached 1.75 million DRINKiQ users by leveraging mobile applications. The Johnnie Walker #BeWhiskyWise campaign drove visits to DRINKiQ.com, especially through a campaign with Grab in the Philippines. ‘Wrong Side of the Road’, our flagship programme on drink driving, reached over 91,000 consumers in China across the year, and over 136,000 in India. This year we launched SMASHED Online in Australia, Cambodia, Indonesia and the Philippines. In total SMASHED educated over 202,000 young people about the dangers of underage drinking across the Asia Pacific region in fiscal 22.
With the ongoing pandemic, we adapted Learning for Life (L4L) material to work online. In Indonesia, we partnered with the British Chamber of Commerce in the Greater Jakarta region, and with Saraswati in Bali, to provide training in business, hospitality and ecotourism to 766 people. L4L further benefitted over 5,000 people across Thailand, India, China, Vietnam and Taiwan. To champion ethnic diversity in Australia, we launched a Reconciliation Action Plan – strengthening relationships with the First Nation peoples.
Moving towards sustainability, our facility in Bali, Indonesia is now certified as using 100% renewable energy. Our first single malt distillery in Yunnan, China will be carbon neutral when it opens.
In September 2021, we launched our spiced rum, Reeftip, in Australia. Working in partnership with the Coral Nurture Program (CNP), 10% of its profits will go towards regenerating the Great Barrier Reef. This year Reeftip helped CNP propagate and plant more than 15,559 coral pieces across 12,400m2 of reef. In April 2022, we announced our partnership with ecoSPIRITS in Southeast Asia. Together we’ll pilot a sustainable packaging format for on-trade venues in fiscal 23.

Regional performance

•Reported net sales grew 16%, primarily reflecting strong organic growth.
•Organic net sales grew 16%, with strong growth in India and Greater China, and a partial recovery of Travel Retail Asia and Middle East.
•Spirits grew 17%, mainly driven by scotch, Chinese white spirits and IMFL whisky(5).
•Organic operating margin was flat. Benefits from the partial recovery of Travel Retail, positive category mix and price increases were offset by strategic investments in Greater China, cost inflation and one-off costs.

•Marketing investment increased 16%, mainly driven by Greater China, across Chinese white spirits and scotch.

Market highlights
•India net sales grew 17%, driven by strong consumer demand in the off-trade channel, recovery of the on-trade channel and strong premiumisation. The prestige and above segment grew 22%, ahead of popular segment growth of 3%. Scotch grew strong double digits, driven by Johnnie Walker, and IMFL whisky grew 7%.
•Greater China net sales increased 13%, primarily driven by Chinese white spirits growth of 18%, despite the impact of government restrictions related to Covid-19. Scotch growth of 6% reflects double-digit growth in mainland China, driven by the super-premium-plus segment, partially offset by a decline in Taiwan.
•Australia net sales were flat, following strong double-digit growth in fiscal 21.
•South East Asia net sales growth was impacted in the first half of the year by on-trade restrictions, international travel restrictions and reduced tourism due to Covid-19, with performance improving in the second half.
•Travel Retail Asia and Middle East net sales grew triple digits, following a significant decline in fiscal 21. This reflects a partial recovery as international travel restrictions eased and was primarily driven by Johnnie Walker.

Business review (continued)
Africa

In Africa, our strategy is to grow our beers fast and our spirits faster, through selective participation across categories, including ‘near beer’, leveraging the broad range of the global Diageo portfolio. Guinness, Malta Guinness and several local brands, including Tusker and Serengeti, lead our brewing portfolio, while Johnnie Walker and Smirnoff are at the heart of our international premium spirits offerings. Locally, we produce a range of mainstream spirits at the mid-level price point which are tailored to local tastes and flavour profiles. Our operating model seeks to build resilience, agility and strength into our African businesses as they develop. We drive smart investments through local manufacturing, innovation and partnerships to unlock growth. Local sourcing is very important to our strategy, currently at 80%, directly supporting our commercial operations whilst bringing wider economic benefits to local communities, agricultural development and farmers.

Key financials

	2021	Exchange	Acquisitions and disposals	Organic movement	2022	Reported movement
	£ million	£ million	£ million	£ million	£ million	%
Net sales	1,412	(33)	(5)	308	1,682	19
Marketing	168	(5)	—	36	199	18
Operating profit	171	(10)	2	152	315	84

Business review (continued)

	Organic volume movement	Reported volume movement	Organic net sales movement	Reported net sales movement
Markets and categories	%	%	%	%
Africa(1)	13	12	22	19

East Africa	22	22	25	24
Africa Regional Markets(1)	9	7	14	9
Nigeria	1	1	30	26
South Africa(1)	6	4	12	10

Spirits	12	12	21	20
Beer(1)	14	13	22	19
Ready to drink(1)	11	5	28	20

		Organic volume movement(3)	Organic net sales movement	Reported net sales movement
Global giants and local stars(2)		%	%	%
Guinness		4	17	13
Johnnie Walker		16	22	22
Smirnoff		9	21	21

Other beer:
Malta Guinness(1)		30	53	40
Senator		38	36	33
Tusker		14	27	26
Serengeti		9	9	10

(1) Reported volume movement impacted by disposals. For further details see page 138
(2) Spirits brands excluding ready to drink and non-alcoholic variants
(3) Organic equals reported volume movement, except for Malta Guinness, which had reported volume movement of 27%

Our markets
The region comprises East Africa (Kenya, Tanzania and Uganda), Africa Regional Markets (including Ghana, Cameroon, Indian Ocean and Angola), Nigeria and South Africa.

Supply operations
We have 12 breweries in Africa and 12 facilities which provide blending, malting and bottling services. In addition, our beer and mainstream spirits brands are produced under license by third parties in 14 African countries, and we distribute beer and spirits through several third-party relationships across the region.

Route to consumer
Diageo has wholly owned entities in South Africa and Cameroon. It has controlling stakes in East Africa Breweries Limited (EABL), Guinness Nigeria, Guinness Ghana and Seychelles Breweries Limited, and a majority stake in a JV in Angola. In addition, Diageo has contract brewing arrangements in several countries across the region, most notably with the Castel Group, as well as spirits distribution contracts in more than 30 countries.

'Society 2030: Spirit of Progress'
This year, as we continued to champion inclusion and diversity, we invited 31 people with disabilities to our Diageo Bar Academy and Learning for Life (L4L) programmes. We also worked with 71 smallholder farmers in our sorghum-growing areas for the production of Senator Keg beer, and partnered with Sight Savers Kenya, an NGO promoting the inclusion of people with disabilities. Overall we trained over 7,500 people in our value chain through our L4L programme, 68% of whom were women.

Business review (continued)
Driving is one of our employees’ most dangerous work-related activities. This year we refreshed our Driving on Roads programme across Africa, launching a bespoke safe-driving programme with e-learning modules. SMASHED educated over 188,000 people across the region on the dangers of underage drinking and, in South Africa, Wrong Side of The Road reached nearly 89,000 people.
Our breweries in Kenya and Uganda are in the final stage of commissioning new biomass facilities, which will be operational in early fiscal 23. In Ghana, meanwhile, as part of our efforts to reduce plastic waste, we invested in 10 plastic buyback centres.
In Nigeria, a key water recycling and reuse site in Ogba began delivering benefits and we’re in the final stages of constructing another facility in Benin. Water recycling facilities are also operational in Kenya and Uganda.
We delivered a 6.5% improvement in water efficiency this year and, cumulatively, water use rates have improved by 19.7% against 2020 levels. The water volume we recycled or reused in our own production is over 289,000m3, representing 5.1% of our total withdrawals.
This year we also reduced carbon emissions by 12.7% on last year, despite a year-on-year increase of 12.2% in packaged volumes. These reductions were driven by increased energy efficiency, and the use of on-site renewable energy and renewable energy attribute certificates.

Regional Performance

•Reported net sales grew 19%, primarily driven by strong organic growth. There were unfavourable impacts from foreign exchange and the disposal of the Meta Abo Brewery in Ethiopia.
•Organic net sales grew 22%, primarily driven by East Africa and Nigeria. All markets grew double digits.
•Strong growth in East Africa and Nigeria was driven by the continued recovery of the on-trade channel, particularly in Kenya, as well as price increases and focused execution of our total beverage alcohol strategy.

•Beer net sales grew 22%, primarily driven by Malta Guinness, Guinness and Senator.
•Spirits net sales grew 21%, driven by double-digit growth in both mainstream and international spirits, particularly scotch, gin and vodka.
•Organic operating margin improved 643bps, primarily driven by price increases and leverage on operating costs. The benefit from price increases and productivity savings more than offset cost inflation.

•Marketing investment increased 22%, in line with organic net sales growth. Investment focused on key categories, as well as on e-commerce and new route to consumer opportunities.

Market highlights
•East Africa grew 25%, with double-digit growth in both beer and spirits across all markets. This reflected the continued recovery of the on-trade, benefitting beer in particular, as well as price increases.
•Nigeria net sales grew 30%, primarily driven by price increases, as well as an improved route to consumer for certain brands. Beer, mainstream spirits and international spirits all grew double digits. Growth in beer was primarily driven by Malta Guinness and Guinness.
•Africa Regional Markets net sales grew 14%, led by strong growth in Ghana. Double-digit growth in beer, particularly Malta Guinness, was driven by the recovery of the on-trade channel and price increases.
•South Africa grew double digits. While restrictions related to Covid-19 eased compared to fiscal 21, the operating environment remained challenging.

Business review (continued)
Latin America and Caribbean

In Latin America and Caribbean (LAC) our strategic priority is to continue gaining share of TBA while expanding margin, driven by our vibrant scotch portfolio, with Johnnie Walker leading growth, as the most in-culture brand, and complemented by a broader base of brands and categories contributing to growth, such as Don Julio in tequila, Tanqueray in gin and Smirnoff in vodka, among others. This growth in share of TBA has been supported by a consumer-centric upweighted marketing investment that allows us to enter new occasions where non-spirit TBA categories have strong presence. To match our TBA growth agenda, we have upscaled our Society 2030 programs to achieve broader impact across a larger population base.

Key financials

	2021	Exchange	Acquisitions and disposals	Organic movement	Other(1)	2022	Reported movement
	£ million	£ million	£ million	£ million	£ million	£ million	%
Net sales	1,046	25	3	451	—	1,525	46
Marketing	161	2	1	79	—	243	51
Operating profit	303	25	—	218	(8)	538	78

Business review (continued)

Markets and categories	Organic volume movement %	Reported volume movement %	Organic net sales movement %	Reported net sales movement %
Latin America and Caribbean	17	17	43	46

PUB	12	12	36	41
Mexico	6	7	24	28
CCA	34	34	56	61
Andean	18	18	45	38
PEBAC	31	31	64	62

Spirits	17	17	45	48
Beer	2	2	6	2
Ready to drink	36	36	42	45
Global giants and local stars(2)		Organic volume movement(3) %	Organic net sales movement %	Reported net sales movement %
Johnnie Walker		42	59	63
Buchanan’s		48	59	60
Don Julio		9	34	37
Old Parr		47	61	62
Smirnoff		22	17	18
Black & White		(3)	9	10
Baileys		20	31	32
Tanqueray		37	41	45

(1) Fair value remeasurements. For further details see page 102
(2) Spirits brands excluding ready to drink and non-alcoholic variants
(3) Organic equals reported volume movement

Our markets
Our Latin America and Caribbean (LAC) business comprises five markets: PUB (Paraguay, Uruguay and Brazil), Mexico, CCA (Central America and Caribbean), Andean (Colombia and Venezuela) and PEBAC (Peru, Ecuador, Bolivia, Argentina and Chile). Moving forward, from 1 July 2022, Uruguay and Paraguay domestic will move from PUB to PEBAC. This will drive simplification and allow us to become more consumer orientated and simplify ways of working.

Supply operations
Many of the brands sold in the region are manufactured by Diageo’s Supply Chain & Procurement in Europe, but we also own manufacturing facilities in Mexico, Brazil and Guatemala. We also work with a wide array of local co-packers, bottlers, and licensed brewers throughout Latin America and Caribbean. We recently announced plans to expand our manufacturing footprint in Mexico, through an investment of more than US$500 million dollars in new facilities in the state of Jalisco. This investment will support the company’s growth in the tequila category by expanding production capacity.

Route to consumer
We drive an efficient route to consumer through differentiated models tailored to each market’s size and needs. In Mexico and Brazil, our in-market companies sell to a wide network of retailers, wholesalers and resellers, who make our product available to shoppers in both on- and off-premise outlets. In most of Central America and the Caribbean, Argentina, Ecuador, Bolivia and Venezuela, we partner with geographically exclusive distributors who are in charge of the sales execution and marketing programmes. In Colombia, Peru and Chile, we use hybrid models where Diageo sells directly to some key accounts while distributors are used to improve our products’ physical availability.

'Society 2030: Spirit of Progress'
Promoting positive drinking remains a priority. To continue to engage our teams around our ‘Society 2030: Spirit of Progress’ ambition in Latin America, we created a contest where almost 300 employees developed and presented their own projects and ideas to promote positive drinking. The two winning projects were ‘Derribando Mitos’, based on a successful experience educating people about responsible drinking and moderation in Peru and Argentina, with the aim to be expanded to other markets, and ‘SMASHED

Business review (continued)
Everywhere’, a regional effort to scale the award-winning alcohol education programme and implement it in all Latin American markets.
Our moderation messages reached 103 million consumers through a number of initiatives, these included ‘Derribando Mitos’; and the YouTube series ‘Wikitragos’ in Colombia, which reached more than 20 million people and features actors, journalists and influencers promoting responsible drinking.
To help prevent underage drinking in Brazil, we activated SMASHED in partnership with the Education Secretariat in the states of Ceará, Pernambuco, Paraíba, Bahia and in Brasilia – reaching more than 102,000 students from public schools. In Jalisco, Mexico we implemented the programme in partnership with the local government, reaching over 16,000 students. The programme also took place in Colombia and Peru, resulting in over 138,000 young people being educated in total across the region.
We launched ‘Wrong Side of the Road’, our programme to educate people around the world on the dangers of drink driving, in Colombia, Mexico, Venezuela, Dominican Republic, Costa Rica, Panamá and Brazil. It has reached more than 41,000 people, engaging our employees, partners, customers and communities.
We remain committed to providing education and opportunity to our communities. This year Learning for Life trained over 5,000 people to become bartenders and entrepreneurs across the region, including in Mexico, Dominican Republic, Panamá, Peru, Colombia, Venezuela and Brazil. The programme embraced our diversity and inclusion agenda and had special initiatives like ‘#HablemosDeEmpreendedoras’ in Mexico; and the launch of ‘Drinks por Elas’ in Brazil, an e-book to celebrate Women’s Day featuring special drinks created by former women students and educators of the programme.
Our sustainability journey continues. Through our WASH programme, the introduction of a system to supply safe drinking water has benefitted 421 people in the community of Manoel Dias in Ceará state, Brazil.

Regional performance

•Reported net sales grew 46%, primarily reflecting strong organic growth. A favourable currency impact primarily reflects the strengthening of the Brazilian real and Mexican peso.
•Organic net sales increased 43%, following double-digit growth in fiscal 21, with strong double-digit growth in all markets, particularly PEBAC, CCA and Colombia.
•Growth reflects further recovery of the on-trade channel and strong consumer demand in the off-trade channel, where Diageo continued to gain share in all markets except Mexico.
•Strong price/mix was driven by price increases across all markets, and positive mix from the strong performance of premium-plus scotch across the region.
•Spirits net sales grew 45%, primarily driven by strong double-digit scotch growth, as well as strong growth across other categories, particularly tequila and gin.
•Organic operating margin improved by 564bps, primarily driven by price increases and premiumisation. This was partially offset by cost inflation and an increase in marketing investment.
•Marketing investment increased 49%, ahead of net sales growth.

Market highlights
•PUB (Paraguay, Uruguay and Brazil) net sales increased 36%, mainly driven by Brazil, up 32%, reflecting continued momentum in the off-trade channel, price increases, premiumisation and further recovery in the on-trade channel. PUB growth was mainly driven by scotch, up 43%, as well as double-digit growth in ready to drink, gin and vodka.
•Mexico net sales grew 24%, driven by scotch, up 29%, and tequila, up 25%. The strong performance in scotch reflects double-digit growth in both Johnnie Walker and Buchanan’s and the benefit from price increases.
•CCA (Central America and Caribbean) net sales grew 56%, primarily reflecting the recovery of the on-trade. Growth was mainly driven by scotch, up 62%.
•Andean (Colombia and Venezuela) net sales increased 45%, reflecting strong growth in Colombia. Growth was mainly driven by scotch, which benefitted from price increases.
•PEBAC (Peru, Ecuador, Bolivia, Argentina and Chile) net sales increased 64%, mainly driven by Chile and Peru, reflecting strong performance of the off-trade, price increases and the recovery of the on-trade channel. Growth was mainly driven by scotch, up 52%, primarily driven by Johnnie Walker.

Business review (continued)
Corporate

Performance 2022

Sales and net sales
Corporate net sales principally arise from visitor centers and the global licensing of Diageo brands and trademarks. Corporate net sales were £54 million in the year ended 30 June 2022, an increase of £34 million. Net sales were favorably impacted by an organic increase of £35 million partially offset by £1 million exchange rate movement loss.

Operating costs
Corporate operating costs comprise central costs, including finance, marketing, corporate relations, human resources and legal, as well as certain information systems, facilities and employee costs that are not allocable to the geographical segments or to the Supply Chain and Procurement. Operating costs were £238 million in the year ended 30 June 2022 an increase of £30 million compared to operating costs of £208 million in the year ended 30 June 2021. The £39 million increase in costs in the year ended 30 June 2022 was principally a result of increased staff & IT costs, partially offset by favourable exchange rate movements of £9 million primarily due to the strengthening of the US dollar costs against sterling (£8 million transactional exchange impact and £1 million translation impact).

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

Business review (continued)
Category and brand review

Key categories	Organic volume movement(1) %	Organic net sales movement %	Reported net sales movement %
Spirits(2)	10	21	21
Scotch	18	29	29
Tequila	47	55	57
Vodka(3)(4)	12	11	11
Canadian whisky	(1)	6	7
Rum(3)	5	6	6
Liqueurs	11	10	8
Gin(3)	16	18	18
Indian-Made Foreign Liquor (IMFL) whisky	5	7	5
US whiskey	5	14	16
Beer	14	25	22
Ready to drink	14	18	21
(1)    Organic equals reported volume movement except for tequila 48%, liqueurs 10%, beer 13% and ready to drink 15%.
(2)    Spirits brands excluding ready to drink and non-alcoholic variants.
(3)    Vodka, rum and gin include IMFL variants.
(4)    Vodka includes Ketel One Botanical.

•Spirits grew 21%, with broad-based growth across categories, and particularly strong performance in scotch, tequila, vodka, gin and Chinese white spirits.
•Scotch grew 29%, led by Johnnie Walker up 34%, with both growing strong double digits across all regions.
•Tequila grew 55%, with Don Julio and Casamigos continuing to gain share of the fast-growing tequila category within the US spirits market.
•Beer grew 25%, primarily due to the strong recovery of Guinness, up 32%, driven by Ireland and Great Britain as on-trade restrictions eased, as well as double-digit growth in Africa.
•Ready to drink grew 18%, with double-digit growth across Europe, Africa, Latin America and Caribbean and North America.

Business review (continued)
Scotch
24% of Diageo’s reported net sales and grew 29%
•Strong double-digit growth across all regions, particularly in Latin America and Caribbean and Asia Pacific. Growth also reflects the partial recovery of Travel Retail where scotch grew strongly.
•Johnnie Walker net sales increased 34%, with strong double-digit growth across all regions.
–Johnnie Walker Black Label grew 39%, with double-digit growth across all regions.
–Johnnie Walker Blue Label grew 63%, with growth across all regions, particularly North America and Asia Pacific.
–Johnnie Walker Red Label grew 22%, with double-digit growth in Europe, Latin America and Caribbean, and Asia Pacific, partially offset by a decline in North America.
•Scotch malts grew 17%, primarily driven by strong growth in Asia Pacific and Europe.
•Primary scotch brands grew 14%, primarily driven by double-digit growth of Black Dog and Black & White in India.

Tequila
10% of Diageo’s reported net sales and grew 55%
•Growth reflects the strong performance of Casamigos and Don Julio which continued to gain share of the fast-growing tequila category within the US spirits market.

Vodka
10% of Diageo’s reported net sales and grew 11%
•Growth was across all regions, with a particularly strong performance in Europe.
•Smirnoff net sales increased 10%, with double-digit growth in all regions, except North America, where net sales declined.
•Ketel One grew 16%, primarily driven by North America, with double-digit growth in the core variant.
•Cîroc grew 6%, with strong growth in Europe. Net sales were broadly flat in North America, lapping double-digit growth in fiscal 21, with growth from recent innovations more than offset by declines in other variants.

Canadian whisky
7% of Diageo’s reported net sales and grew 6%
•Growth was driven by Crown Royal in North America, with double-digit growth in the core variant.
•Supply constraints of aged liquid led to slower growth in certain variants and a decline in Crown Royal's share of spirits and the Canadian whisky category within the US spirits market.

Rum
5% of Diageo’s reported net sales and grew 6%
•Captain Morgan grew across all regions except North America, with particularly strong growth in Europe.
•Zacapa grew in all regions, particularly in Europe.

Liqueurs
5% of Diageo’s reported net sales and grew 10%
•Growth was driven by Baileys Original in Europe and Latin America and Caribbean.
•Baileys net sales declined in North America, primarily due to lapping strong growth in fiscal 21.

Gin
5% of Diageo’s reported net sales and grew 18%
•Growth was across all regions except North America, with strong double-digit growth in Europe, Africa, Latin America and Caribbean and Asia Pacific.
•Tanqueray grew double digits in Europe, Latin America and Caribbean and Asia Pacific.
•Gordon’s grew in all regions except North America.
•Growth in Africa was mainly driven by Gilbey’s and Gordon's.

IMFL whisky
4% of Diageo’s reported net sales and grew 7%
•Growth was mainly driven by Royal Challenge and McDowell's No.1.

US whiskey
2% of Diageo’s reported net sales and grew 14%
•Performance was driven by strong growth in Bulleit in North America, despite glass supply constraints, which have now been resolved.

Business review (continued)
Beer
16% of Diageo’s reported net sales and grew 25%
•Growth was primarily driven by Guinness, up 32%, particularly in Europe due to the on-trade recovery.
•Malta Guinness and Senator also grew strong double digits in Africa, with beer benefitting from the continued recovery of the on-trade, price increases and an improved route to consumer in Nigeria.
•Net sales of Smirnoff flavoured malt beverages decreased in North America, with growth in Smirnoff Ice more than offset by a decline in Smirnoff seltzers.

Ready to drink
4% of Diageo’s reported net sales and grew 18%
•Growth was double digit across Europe, Africa, Latin America and Caribbean and North America.
•Growth was primarily driven by Smirnoff Ice, as well as strong double-digit growth in Crown Royal cocktails.

Business review (continued)

Global giants, local stars and reserve(i):	Organic volume movement(2) %	Organic net sales movement %	Reported net sales movement %
Global giants
Johnnie Walker	25	34	35
Guinness	16	32	30
Smirnoff	11	11	11
Baileys	10	9	8
Captain Morgan	3	2	2
Tanqueray	18	20	20
Local stars
Crown Royal	1	6	8
Shui Jing Fang(3)	16	19	24
McDowell's	5	5	4
Buchanan’s	36	39	40
JεB	17	22	16
Old Parr	47	59	59
Black & White	7	20	20
Yenì Raki	9	15	14
Windsor	1	(9)	(13)
Bundaberg	1	(4)	(6)
Ypióca	(9)	8	12
Reserve
Don Julio	24	36	38
Casamigos	83	90	93
Scotch malts	14	17	16
Cîroc vodka	4	6	7
Ketel One(4)	12	12	14
Bulleit	12	16	17
(1)    Brands excluding ready to drink, non-alcoholic variants and beer except Guinness.
(2)    Organic equals reported volume movement.
(3)    Growth figures represent total Chinese white spirits of which Shui Jing Fang is the principal brand.
(4)    Ketel One includes Ketel One vodka and Ketel One Botanical.

Unless otherwise stated percentage movements refer to organic movements in the following analysis.

Global giants
37% of Diageo’s reported net sales and grew by 22%
•All global giants delivered net sales growth, led by Johnnie Walker, up 34%, which grew double digits across all regions.

Local stars
19% of Diageo’s reported net sales and grew 14%
•Growth was largely driven by double-digit growth in Buchanan's in Latin America and Caribbean and North America, Chinese white spirits in Greater China, Crown Royal in North America and Old Parr in Latin America and Caribbean.

Reserve
27% of Diageo’s reported net sales and grew 31%
•Growth was largely driven by the strong performance of Casamigos and Don Julio in US Spirits, Johnnie Walker Reserve variants in all regions, Chinese white spirits in Greater China and scotch malts.

Business review (continued)
Operating results 2021 compared with 2020

For the discussion on our operating results for the year ended 30 June 2020, including certain comparative discussion on our operating results for the years ended 30 June 2020 and 2021, please refer to 'Operating results 2021 compared with 2020' on pages 98 to 134 in our Annual Report on Form 20-F (File No. 001-10691) filed with the Securities and Exchange Commission on 5 August 2021.

Business review (continued)
Liquidity and capital resources

1. Sources and uses of liquidity

The primary source of the group’s liquidity over the last three financial years has been cash generated from operations. These funds have generally been used to pay interest, taxes and dividends, and to fund capital expenditure and acquisitions, and, together with the group’s current strong cash position, are expected to continue to fund future operating and capital needs. The group also issues short-term commercial paper regularly in order to finance its day-to-day operations.

The table below sets forth the group’s available undrawn committed bank facilities as at 30 June 2022 and 30 June 2021.

	30 June 2022	30 June 2021
	£ million	£ million
Expiring within one year	793	540
Expiring between one and two years	103	691
Expiring after two years	1,893	1,287
	2,789	2,518

The facilities can be used for general corporate purposes and, together with cash and cash equivalents, support the group’s commercial paper programmes.
There are no financial covenants on the group’s material short- and long-term borrowings. Certain of these borrowings contain cross default provisions and negative pledges.
The committed bank facilities are subject to a single financial covenant, being minimum interest cover ratio of two times (defined as the ratio of operating profit before exceptional items, aggregated with share of after tax results of associates and joint ventures, to net interest charges). They are also subject to pari passu ranking and negative pledge covenants.
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

Management believe that it has sufficient funding for its working capital requirements.

2. Analysis of cash flows

The table below sets forth the group’s cash flows for the year ended 30 June 2022 and 30 June 2021.

	30 June 2022	30 June 2021
	£ million	£ million
Net cash inflow from operating activities	3,935	3,654
Net cash outflow from investing activities	(1,341)	(1,091)
Net cash outflow from financing activities	(3,259)	(2,794)
Net decrease in net cash and cash equivalents	(665)	(231)
Exchange difference	239	(285)
Net cash and cash equivalents at beginning of period	2,637	3,153
Net cash and cash equivalents at end of period	2,211	2,637

Net cash inflow from operating activities was £3,935 million, an increase of £281 million compared to the prior period, primarily driven by a strong growth in operating profit, which was partially offset by the impact of lapping an exceptionally strong working capital benefit in fiscal 21, lower dividends from joint ventures and associates and higher cash tax paid.

Net cash outflow from investing activities was £1,341 million, an increase of £250 million compared to 2021, mainly driven by an increased capex investment, which was partially offset by business acquisitions. In 2021 the acquisition of Aviation Gin was £261 million, and in 2022 there were no material business expansions.

Net cash outflow from financing activities was £3,259 million, an increase of £465 million compared to fiscal 21.This change was largely driven by the increased level of share buyback programme related cash flows of £2,284 million (2021 – £109 million), offset

Business review (continued)
by the £742 million net inflow in relation to bond issuances and repayments (2021 – £216m net outflow) and net cash inflow of FX forwards and swaps of £425 million compared to £411 million net outflow in fiscal 21.

The operating, investing and financing activities described above resulted in a decrease in net cash and cash equivalents of £426 million, from £2,637 million at 30 June 2021 to £2,211 million at 30 June 2022.

3. Analysis of borrowings

The group policy with regard to the expected maturity profile of borrowings of group finance companies is to limit the proportion of such borrowings maturing within 12 months to 50% of gross borrowings less money market demand deposits, and the level of commercial paper to 30% of gross borrowings less money market demand deposits. In addition, it is group policy to maintain backstop facility terms from relationship banks to support commercial paper obligations.

The group’s gross borrowings and net borrowings are measured at amortised cost with the exception of borrowings designated in fair value hedge relationships, interest rate hedging instruments and foreign currency swaps and forwards. For borrowings designated in fair value hedge relationships, Diageo recognises a fair value adjustment for the risk being hedged in the balance sheet, whereas interest rate hedging instruments and foreign currency swaps and forwards are measured at fair value.

The table below sets forth the group’s gross borrowings and net borrowings as at 30 June 2022 and 30 June 2021.

	30 June 2022 £ million	30 June 2021 £ million
Overdrafts	(74)	(112)
Other borrowings due within one year	(1,448)	(1,750)
Borrowings due within one year	(1,522)	(1,862)
Borrowings due between one and three years	(2,817)	(2,623)
Borrowings due between three and five years	(2,625)	(2,788)
Borrowings due after five years	(9,056)	(7,454)
Fair value of foreign currency forwards and swaps	356	169
Fair value of interest rate hedging instruments	(283)	63
Lease liabilities	(475)	(363)
Gross borrowings	(16,422)	(14,858)
Offset by:
Cash and cash equivalents	2,285	2,749
Net borrowings	(14,137)	(12,109)

The table below sets forth the percentage of the group’s gross borrowings and cash and cash equivalents by currency as at 30 June 2022.

	Total	US dollar %	Sterling %	Euro %	Indian rupee %	Chinese yuan %	Nigerian naira %	Kenyan shilling %	Other %
Gross borrowings	(16,422)	20.00%	56.00%	18.00%	—%	—%	—%	2.00%	4.00%
Cash and cash equivalents	2,285	58.00%	3.00%	3.00%	1.00%	12.00%	6.00%	2.00%	15.00%

Based on average monthly net borrowings and net interest charge, the effective interest rate for the year ended 30 June 2022 was 2.7%. For this calculation, net interest charge excludes fair value adjustments to derivative financial instruments and borrowings and average monthly net borrowings include the impact of interest rate swaps that are no longer in a hedge relationship but exclude the market value adjustment for cross currency interest rate swaps.

For the year ended 30 June 2022, the group issued bonds of €1,650 million (£1,371 million - net of discount and fee) and £892 million (including £8 million discount and fee) and repaid bonds of €900 million (£769 million) and $1000 million (£752 million).
In the year ended 30 June 2021, the group issued bonds of €700 million (£636 million - net of discount and fee) and £395 million (including £5 million discount and fee) and repaid bonds of $696 million (£551 million) and €775 million (£696 million).

Business review (continued)
The principal components of the £2,028 million increase in net borrowings from 30 June 2021 to 30 June 2022 were mainly the £2,783 million of free cash flow, £742 million net movements in bonds and £239 million of exchange differences, partially offset by £1,720 million equity dividends and £271 million in respect of the acquisitions.

For information on the maturity profile of net borrowings and a further description of net borrowings, please see “Note 17 – Net borrowings” in the condensed consolidated financial statements.

For information on the use of financial instruments including for hedging purposes, please see “Note 16 – Financial instruments” in the condensed consolidated financial statements.

The group’s management is committed to enhancing shareholder value in the long-term, both by investing in the business and brands so as to deliver continued improvement in the return from those investments and by managing the capital structure. Diageo manages its capital structure to achieve capital efficiency, provide flexibility to invest through the economic cycle and give efficient access to debt markets at attractive cost levels. This is achieved by targeting an adjusted net borrowings (net borrowings aggregated with post employment benefit liabilities) to adjusted EBITDA leverage of 2.5 - 3.0 times, this range for Diageo being currently broadly consistent with an A band credit rating. Diageo would consider operating outside of this range in order to effect strategic initiatives within its stated goals, which could have an impact on its rating. If Diageo’s leverage was to be negatively impacted by the financing of an acquisition, it would seek over time to return to the range of 2.5 - 3.0 times. The group regularly assesses its debt and equity capital levels against its stated policy for capital structure. As at 30 June 2022 the adjusted net borrowings (£14,539 million) to adjusted EBITDA ratio was 2.5 times. For this calculation net borrowings are adjusted by post employment benefit liabilities before tax (£402 million) whilst adjusted EBITDA (£5,703 million) comprises operating profit excluding exceptional operating items and depreciation, amortisation and impairment and includes share of after tax results of associates and joint ventures.See page 142 for the reconciliation and calculation of the adjusted net borrowing to adjusted EBITDA ratio.

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

b) The following bonds were issued and repaid:

	30 June 2022	30 June 2021
	£ million	£ million
Issued
€ denominated	1,371	636
£ denominated	892	395
Repaid
€ denominated	(769)	(696)
$ denominated	(752)	(551)
	742	(216)

Business review (continued)
4. Contractual obligations and other commitments

	Payments due by period
As at 30 June 2022	Less than 1 year £ million	1-3 years £ million	3-5 years £ million	More than 5 years £ million	Total £ million
Long-term debt obligations	1,469	2,842	2,738	9,276	16,325
Interest obligations	427	626	560	1,622	3,235
Credit support obligations	19	—	—	—	19
Purchase obligations	2,352	792	427	75	3,646
Commitments for short-term leases and leases of low-value assets	12	1	—	—	13
Post employment benefits(1)	23	19	9	—	51
Provisions and other non-current payables	159	183	178	276	796
Lease obligations	98	127	77	266	568
Capital commitments	360	39	—	—	399
Other financial liabilities	216	—	—	—	216
Total	5,135	4,629	3,989	11,515	25,268
(1)    For further information see note 14 to the consolidated financial statements.

Long-term debt obligations comprise the principal amount of borrowings (excluding foreign currency swaps) with an original maturity of greater than one year. Interest obligations comprise interest payable on these borrowings and are calculated based on the fixed amounts payable and where the interest rate is variable on an estimate of what the variable rates will be in the future. Credit support obligations represent liabilities to counterparty banks in respect of cash received as collateral under credit support agreements. Purchase obligations include various long-term purchase contracts entered into for the supply of raw materials, principally bulk whisk(e)y, cereals, cans and glass bottles. Contracts are used to guarantee the supply of raw materials over the long term and to enable a more accurate prediction of costs of raw materials in the future. Post employment benefits contractual obligations comprise committed deficit contributions but exclude future service cost contributions. For certain provisions, discounted numbers are disclosed.
Corporate tax payable of £252 million and deferred tax liabilities of £2,319 million are not included in the table above, as the ultimate timing of settlement cannot be reasonably estimated.
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

For more information on commitments and contingencies, please see note 19 – Contingent liabilities and legal proceedings in the consolidated financial statements.

Business review (continued)
5. Capital repayments
Authorisation was given by shareholders on 30 September 2021 to purchase a maximum of 233,611,282 shares at a minimum price of 28 101/108 pence and a maximum price of higher of (a) 105% of the average of the middle market quotations for an ordinary share for the five preceding business days and (b) the higher of the price of the last independent trade and the highest current independent bid on the London Stock Exchange at the time the purchase is carried out. The programme expires at the conclusion of the next Annual General Meeting or on 29 December 2022 if earlier.
Diageo’s current return of capital programme, initially approved by the Board on 25 July 2019, seeks to return up to £4.5 billion to shareholders and is expected to be completed by 30 June 2023. Under the first two phases of the programme, which ended on 31 January 2020 and 11 February 2022 respectively, the company returned capital to shareholders via share buyback, at a cost, excluding transaction costs, of £2.25 billion. On 21 February 2022, the company announced the third phase of the programme with a value of up to £1.7 billion returned to shareholders, via share buybacks, to be completed no later than 5 October 2022. At 30 June 2022, £1.4 billion had been completed as part of the third phase. The remaining £0.9 billion of the programme is expected to be completed by 30 June 2023.
During the year ended 30 June 2022, the group purchased 61 million ordinary shares (2021 – 3 million; 2020 – 39 million), representing approximately 2.4% of the issued ordinary share capital (2021 – 0.1%; 2020 – 1.5%) at an average price of 3709 pence per share, and an aggregate cost of £2,284 million (including £16 million of transaction costs) (2021 – 3407 pence per share, and an aggregate cost of £109 million, including £1 million of transaction costs; 2020 – 3243 pence per share, and an aggregate cost of £1,282 million, including £7 million of transaction costs) under the share buyback programme. The shares purchased under the share buyback programmes were cancelled.
A financial liability of £117 million was established at 30 June 2022, representing the 3.3 million shares that were expected to be purchased by 28 July 2022.
For further details about the shares purchased and the average price paid per share please refer to note 18 in the consolidated financial statements.
During the year ended 30 June 2022, Diageo sold call options on own shares for a consideration of £13 million due to no longer being required for employee share plan hedging.

Business review (continued)
Definitions and reconciliation of non-GAAP measures to GAAP measures

Diageo’s strategic planning process is based on certain non-GAAP measures, including organic movements. These non-GAAP measures are chosen for planning and reporting, and some of them are used for incentive purposes. The group’s management believes that these measures provide valuable additional information for users of the financial statements in understanding the group’s performance. These non-GAAP measures should be viewed as complementary to, and not replacements for, the comparable GAAP measures and reported movements therein.
It is not possible to reconcile the forecast tax rate before exceptional items, forecast organic net sales growth and forecast organic operating profit increase to the most comparable GAAP measure as it is not possible to predict, without unreasonable effort, with reasonable certainty, the future impact of changes in exchange rates, acquisitions and disposals and potential exceptional items.

Volume
Volume is a performance indicator that is measured on an equivalent units basis to nine-litre cases of spirits. An equivalent unit represents one nine-litre case of spirits, which is approximately 272 servings. A serving comprises 33ml of spirits, 165ml of wine, or 330ml of ready to drink or beer. Therefore, to convert volume of products other than spirits to equivalent units, the following guide has been used: beer in hectolitres, divide by 0.9; wine in nine-litre cases, divide by five; ready to drink and certain pre-mixed products that are classified as ready to drink in nine-litre cases, divide by ten.

Organic movements
Organic information is presented using sterling amounts on a constant currency basis excluding the impact of exceptional items, certain fair value remeasurement, hyperinflation and acquisitions and disposals. Organic measures enable users to focus on the performance of the business which is common to both years and which represents those measures that local managers are most directly able to influence.

Calculation of organic movements
The organic movement percentage is the amount in the row titled ‘Organic movement’ in the tables below, expressed as a percentage of the relevant absolute amount in the row titled ‘2021 adjusted’. Organic operating margin is calculated by dividing operating profit before exceptional items by net sales after excluding the impact of exchange rate movements, certain fair value remeasurements, hyperinflation and acquisitions and disposals.

(a) Exchange rates
Exchange in the organic movement calculation reflects the adjustment to recalculate the reported results as if they had been generated at the prior period weighted average exchange rates.
Exchange impacts in respect of the external hedging of intergroup sales by the markets in a currency other than their functional currency and the intergroup recharging of services are also translated at prior period weighted average exchange rates and are allocated to the geographical segment to which they relate. Residual exchange impacts are reported as part of the Corporate segment. Results from hyperinflationary economies are translated at forward-looking rates starting from the year ending 30 June 2023. Reported results are recalculated as if they had been generated at those forward-looking rates.
(b) Acquisitions and disposals
For acquisitions in the current period, the post-acquisition results are excluded from the organic movement calculations. For acquisitions in the prior period, post-acquisition results are included in full in the prior period but are included in the organic movement calculation from the anniversary of the acquisition date in the current period. The acquisition row also eliminates the impact of transaction costs that have been charged to operating profit in the current or prior period in respect of acquisitions that, in management’s judgement, are expected to be completed.

Where a business, brand, brand distribution right or agency agreement was disposed of or terminated in the reporting period, the group, in the organic movement calculations, excludes the results for that business from the current and prior period. In the calculation of operating profit, the overheads included in disposals are only those directly attributable to the businesses disposed of, and do not result from subjective judgements of management.

(c) Exceptional items
Exceptional items are those that in management’s judgement need to be disclosed separately. Such items are included within the income statement caption to which they relate, and are excluded from the organic movement calculations. It is believed that separate disclosure of exceptional items and the classification between operating and non-operating items further helps investors to understand the performance of the group. Changes in estimates and reversals in relation to items previously recognised as exceptional are presented consistently as exceptional in the current year.

Business review (continued)
Exceptional operating items are those that are considered to be material and unusual or non-recurring in nature and are part of the operating activities of the group such as impairment of intangible assets and fixed assets, indirect tax settlements, property disposals and changes in post employment plans.

Gains and losses on the sale or directly attributable to a prospective sale of businesses, brands or distribution rights, step up gains and losses that arise when an investment becomes an associate or an associate becomes a subsidiary and other material, unusual non-recurring items that are not in respect of the production, marketing and distribution of premium drinks, are disclosed as exceptional non-operating items below operating profit in the income statement.

Exceptional current and deferred tax items comprise material and unusual or non-recurring items that impact taxation. Examples include direct tax provisions and settlements in respect of prior years and the remeasurement of deferred tax assets and liabilities following tax rate changes.

(d) Fair value remeasurement
Fair value remeasurement in the organic movement calculation reflects an adjustment to eliminate the impact of fair value changes in biological assets, earn-out arrangements that are accounted for as remuneration and fair value changes relating to contingent consideration liabilities and equity options that arose on acquisitions recognised in the income statement.

Growth on a constant basis
Growth on a constant basis is a measure used by the group to understand the trends of the business and its recovery towards pre-Covid-19 performance.
The 2019 adjusted base is an appropriate comparator for fiscal 19 to fiscal 22 growth calculation on a constant basis, as the rates used for constant currency calculations in fiscal 20 were not materially different from those used for constant currency calculations in fiscal 21 and fiscal 22, and there were no material acquisition or disposal related adjustments or accounting treatment changes in the period.
2019 to 2022 growth on a constant basis is calculated as adding up the respective periods’ organic movement in the row titled ‘Organic movement’ in the tables below, expressed as a percentage of the relevant absolute amount in the row titled ‘2019 adjusted’. The most comparable GAAP financial measure is '2019 to 2022 reported movement %' in the tables below which is calculated by combining the reported movements for the respective periods, expressed as a percentage of the 2019 reported amount.

Organic growth excluding Travel Retail and Guinness
Additional information on the performance of the business excluding Travel Retail and Guinness was provided in prior years. However, the recovery of the on-trade for Guinness, particularly in Europe, and the partial recovery of Travel Retail has made this measure redundant and therefore no additional information is disclosed for fiscal 22.

Adjustment in respect of hyperinflation
Before 2022, organic results from hyperinflationary economies were translated at respective years’ actual rates which meant that organic movements were broadly in line with reported movements. A review of this methodology was completed in 2022 when Turkey became a hyperinflationary economy.
The group's experience is that hyperinflationary conditions result in price increases that include both normal pricing actions reflecting changes in demand, commodity and other input costs or considerations to drive commercial competitiveness, as well as hyperinflationary elements and that for the calculation of organic movements, the distortion from hyperinflationary elements should be excluded.
Cumulative inflation over 100% (2% per month compounded) over three years is one of the key indicators within IAS 29 to assess whether an economy is deemed to be hyperinflationary. As a result, the definition of 'Organic movements' has been updated to include price growth in markets deemed to be hyperinflationary economies, up to a maximum of 2% per month while also being on a constant currency basis. Corresponding adjustments are made to all income statement related lines in the organic movement calculations.
In the tables presenting the calculation of organic movements, 'hyperinflation' has been added as a reconciling item between reported and organic movements that also includes the relevant IAS 29 adjustments. Organic movements for Argentina, Venezuela and Lebanon have not been recalculated in line with this methodology as their contribution is not significant.

Business review (continued)
Organic movement calculations for the year ended 30 June 2022 were as follows:

	North America million	Europe million	Asia Pacific million	Africa million	Latin America and Caribbean million	Corporate million	Total million
Volume (equivalent units)
2019 reported	49.4	45.4	95.1	33.6	22.4	—	245.9
Disposals	(2.1)	(0.1)	—	(2.7)	—	—	(4.9)
2019 adjusted	47.3	45.3	95.1	30.9	22.4	—	241.0
Organic movement (2020)	0.1	(5.2)	(14.5)	(4.0)	(3.4)	—	(27.0)
Organic movement (2021)	5.1	2.9	7.0	4.8	4.1	—	23.9
2020 and 2021 movement on a constant basis	5.2	(2.3)	(7.5)	0.8	0.7	—	(3.1)

Volume (equivalent units)
2020 reported	53.2	42.7	87.6	31.8	23.1	—	238.4
Disposals(2)	—	(0.7)	—	(0.4)	—	—	(1.1)
2021 adjusted	53.2	42.0	87.6	31.4	23.1	—	237.3
Organic movement	1.4	8.5	6.6	4.0	4.0	—	24.5
Acquisitions and disposals(2)	0.2	0.7	—	0.3	—	—	1.2
2022 reported	54.8	51.2	94.2	35.7	27.1	—	263.0
Organic movement %	3	20	8	13	17	—	10

2019 to 2022 reported growth %	11	13	(1)	6	21	—	7
2019 to 2022 growth on a constant basis %	13	15	(1)	16	21	—	9

	North America £ million	Europe £ million	Asia Pacific £ million	Africa £ million	Latin America and Caribbean £ million	Corporate £ million	Total £ million
Sales
2021 reported	5,803	4,795	5,146	2,020	1,369	20	19,153
Exchange	1	(1)	(8)	2	3	—	(3)
Disposals(2)	—	(21)	—	(30)	—	—	(51)
2021 adjusted	5,804	4,773	5,138	1,992	1,372	20	19,099
Organic movement	735	1,298	525	433	541	35	3,567
Acquisitions and disposals(2)	38	26	—	20	5	—	89
Exchange	105	(885)	(39)	(42)	27	(1)	(835)
Hyperinflation	—	528	—	—	—	—	528
2022 reported	6,682	5,740	5,624	2,403	1,945	54	22,448
Organic movement %	13	27	10	22	39	175	19

Business review (continued)

	North America £ million	Europe £ million	Asia Pacific £ million	Africa £ million	Latin America and Caribbean £ million	Corporate £ million	Total £ million
Net sales
2019 reported	4,460	2,939	2,688	1,597	1,130	53	12,867
Exchange	(34)	(19)	1	(2)	4	2	(48)
Reclassification	—	—	—	—	(10)	—	(10)
Disposals	(75)	(1)	(1)	(91)	(1)	—	(169)
2019 adjusted	4,351	2,919	2,688	1,504	1,123	55	12,640
Organic movement (2020)	105	(358)	(423)	(200)	(169)	(16)	(1,061)
Organic movement (2021)	929	108	308	258	275	(18)	1,860
2020 and 2021 movement on a constant basis	1,034	(250)	(115)	58	106	(34)	799

Net sales
2021 reported	5,209	2,558	2,488	1,412	1,046	20	12,733
Exchange(1)	1	—	(2)	2	1	—	2
Disposals(2)	—	(20)	—	(20)	—	—	(40)
2021 adjusted	5,210	2,538	2,486	1,394	1,047	20	12,695
Organic movement	754	766	402	308	451	35	2,716
Acquisitions and disposals(2)	34	23	—	15	3	—	75
Exchange(1)	97	(304)	(4)	(35)	24	(1)	(223)
Hyperinflation	—	189	—	—	—	—	189
2022 reported	6,095	3,212	2,884	1,682	1,525	54	15,452
Organic movement %	14	30	16	22	43	175	21

2019 to 2022 reported growth %	37	9	7	5	35	2	20
2019 to 2022 growth on a constant basis %	41	18	11	24	50	2	28

	North America £ million	Europe £ million	Asia Pacific £ million	Africa £ million	Latin America and Caribbean £ million	Corporate £ million	Total £ million
Marketing
2021 reported	936	473	418	168	161	7	2,163
Exchange	—	(1)	1	(3)	—	(1)	(4)
Disposals(2)	—	(1)	—	(2)	—	—	(3)
2021 adjusted	936	471	419	163	161	6	2,156
Organic movement	222	122	68	36	79	5	532
Acquisitions and disposals(2)	24	1	—	2	1	—	28
Fair value remeasurement of contingent considerations, equity option and earn out arrangements	(1)	—	—	—	—	—	(1)
Exchange	19	(34)	3	(2)	2	1	(11)
Hyperinflation	—	17	—	—	—	—	17
2022 reported	1,200	577	490	199	243	12	2,721
Organic movement %	24	26	16	22	49	83	25

Business review (continued)

Operating profit before exceptional items	North America £ million	Europe £ million	Asia Pacific £ million	Africa £ million	Latin America and Caribbean £ million	Corporate £ million	Total £ million
2019 reported							4,116
Exchange							—
Disposal							(29)
2019 adjusted							4,087
Organic movement (2020)							(589)
Organic movement (2021)							627
2020 and 2021 movement on a constant basis							38

Operating profit before exceptional items
2021 reported	2,237	635	608	171	303	(208)	3,746
Exchange(1)	(14)	(2)	(5)	10	7	(9)	(13)
Fair value remeasurement of contingent considerations and equity option	7	27	—	—	—	—	34
Fair value remeasurement of biological assets	—	—	—	—	—	—	—
Acquisitions and disposals(2)	9	(10)	—	12	—	—	11
2021 adjusted	2,239	650	603	193	310	(217)	3,778
Organic movement	148	418	98	152	218	(39)	995
Acquisitions and disposals(2)	(28)	11	—	(10)	—	—	(27)
Fair value remeasurement of contingent considerations, equity option and earn out arrangements	32	36	—	—	(3)	—	65
Fair value remeasurement of biological assets	—	—	—	—	(5)	—	(5)
Exchange(1)	63	(108)	10	(20)	18	18	(19)
Hyperinflation	—	10	—	—	—	—	10
2022 reported	2,454	1,017	711	315	538	(238)	4,797
Organic movement %	7	64	16	79	70	(18)	26

Organic operating margin % (3)
2022	40.0	32.3	24.3	20.3	35.2	n/a	31.0
2021	43.0	25.6	24.3	13.8	29.6	n/a	29.8
Margin movement (bps)	(295)	671	2	643	564	n/a	121

2019 to 2021 reported growth %	123	66	74	106	112	(198)	17
2019 to 2022 growth on a constant basis %	35	48	18	92	84	(75)	25
(i)    For the reconciliation of sales to net sales, see page 100.
(ii)    Percentages and margin movement are calculated on rounded figures.

Notes: Information in respect of the organic movement calculations

(1)    The impact of movements in exchange rates on reported figures for net sales and operating profit was principally in respect of the translation exchange impact of the strengthening of sterling against the euro and Turkish lira, partially offset by weakening of sterling against the US dollar
(2)    Acquisitions and disposals that had an effect on volume, sales, net sales, marketing and operating profit in the year ended 30 June 2022, are detailed on page 138.
(3)    Operating margin calculated by dividing Operating profit before exceptional items by net sales.

Business review (continued)
In the year ended 30 June 2022, the acquisitions and disposals that affected volume, sales, net sales, marketing and operating profit were as follows, as per footnote (2) on the previous page:

	Volume equ. units million	Sales £ million	Net sales £ million	Marketing £ million	Operating profit £ million
Year ended 30 June 2021
Acquisitions
Aviation Gin and Davos Brands	—	—	—	—	9
Chase Distillery	—	—	—	—	2
Lone River Ranch Water	—	—	—	—	—
Loyal 9 Cocktails	—	—	—	—	—
	—	—	—	—	11
Disposals
South African ready to drink	—	(8)	(4)	—	—
Meta Abo Brewery	(0.4)	(22)	(16)	(2)	12
Picon	(0.7)	(21)	(20)	(1)	(12)
	(1.1)	(51)	(40)	(3)	—

Acquisitions and disposals	(1.1)	(51)	(40)	(3)	11

Year ended 30 June 2022
Acquisitions
Aviation Gin and Davos Brands	—	6	5	(4)	(11)
Chase Distillery	—	5	3	(1)	(2)
Lone River Ranch Water	0.1	14	13	(13)	(13)
Loyal 9 Cocktails	—	14	11	(5)	(2)
Mezcal Unión	0.1	6	5	(1)	1
21Seeds	—	3	3	(2)	(2)
	0.2	48	40	(26)	(29)
Disposal
Meta Abo Brewery	0.3	20	15	(2)	(10)
Picon	0.7	21	20	—	12
	1.0	41	35	(2)	2

Acquisitions and disposals	1.2	89	75	(28)	(27)

Business review (continued)
Earnings per share before exceptional items
Earnings per share before exceptional items is calculated by dividing profit attributable to equity shareholders of the parent company before exceptional items by the weighted average number of shares in issue.
Earnings per share before exceptional items for the year ended 30 June 2022 and 30 June 2021 are set out in the table below:

	2022 £ million	2021 £ million
Profit attributable to equity shareholders of the parent company	3,249	2,660
Exceptional operating and non-operating items	405	1
Exceptional tax charges	—	88
Tax in respect of exceptional operating and non-operating items	(31)	(4)
Exceptional items attributable to non-controlling interests	(103)	1
	3,520	2,746
Weighted average number of shares	million	million
Shares in issue excluding own shares	2,318	2,337
Dilutive potential ordinary shares	7	8
	2,325	2,345
	pence	pence
Basic earnings per share before exceptional items	151.9	117.5
Diluted earnings per share before exceptional items	151.4	117.1

Free cash flow
Free cash flow comprises the net cash flow from operating activities aggregated with the net cash received/paid for working capital loans receivable, cash paid or received for investments and the net cash expenditure paid for property, plant and equipment and computer software that are included in net cash flow from investing activities.
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
Free cash flow reconciliations for the year ended 30 June 2022 and 30 June 2021 are set out in the table below:

	2022 £ million	2021 £ million
Net cash inflow from operating activities	3,935	3,654
Disposal of property, plant and equipment and computer software	17	13
Purchase of property, plant and equipment and computer software	(1,097)	(626)
Movements in loans and other investments	(72)	(4)
Free cash flow	2,783	3,037

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
The measure is excluding any hyperinflation adjustment above the organic treatment of hyperinflationary economies. The ratio is stated at the budgeted exchange rates for the respective year and is expressed as a percentage.
Operating cash conversion for the year ended 30 June 2022 and 30 June 2021 were as follows:

	2022 £ million	2021 £ million
Profit for the year	3,338	2,799
Taxation	1,049	907
Share of after tax results of associates and joint ventures	(417)	(334)
Net finance charges	422	373
Non-operating items	17	(14)
Operating profit	4,409	3,731
Exceptional operating items	388	15
Fair value remeasurement	(60)	36
Depreciation, amortisation and impairment(1)	489	447
Hyperinflation adjustment	(10)	—
Retranslation to budgeted exchange rates	27	375
	5,243	4,604
Cash generated from operations	5,212	4,857
Net exceptional cash paid/(received)(2)	15	(49)
Post employment payments less amounts included in operating profit(1)	89	35
Net movement in maturing inventories(3)	360	174
Provision movement	58	60
Dividends received from associates	(190)	(290)
Other items(1)	(53)	(88)
Hyperinflation adjustment	(22)	—
Retranslation to budgeted exchange rates	42	387
	5,511	5,086
Operating cash conversion	105.1%	110.5%
(1)    Excluding exceptional items.
(2)    Exceptional cash payments for other donations was £2 million (2021 - £1 million) and for winding down Russian operations was £13 million (2021- £nil). For the year ended 30 June 2021, exceptional cash received for substitution drawback was £60 million and exceptional cash payments for tax payments were £10 million.
(3)    Excluding non-cash movements such as exchange and the impact of acquisitions and disposals.

Business review (continued)
Return on average invested capital
Return on average invested capital is used by management to assess the return obtained from the group’s asset base and is calculated to aid evaluation of the performance of the business.
The profit used in assessing the return on average invested capital reflects operating profit before exceptional items attributable to equity shareholders of the parent company plus share of after tax results of associates and joint ventures after applying the tax rate before exceptional items for the fiscal year. Average invested capital is calculated using the average derived from the consolidated balance sheets at the beginning, middle and end of the year. Average capital employed comprises average net assets attributable to equity shareholders of the parent company for the year, excluding net post employment benefit assets/liabilities (net of deferred tax) and average net borrowings. This average capital employed is then aggregated with the average restructuring and integration costs net of tax, and goodwill written off to reserves at 1 July 2004, the date of transition to IFRS, to obtain the average total invested capital.
Calculations for the return on average invested capital for the year ended 30 June 2022 and 30 June 2021 are set out in the table below:

	2022 £ million	2021 £ million
Operating profit	4,409	3,731
Exceptional operating items	388	15
Profit before exceptional operating items attributable to non-controlling interests	(192)	(138)
Share of after tax results of associates and joint ventures	417	334
Tax at the tax rate before exceptional items of 22.5% (2021 – 22.2%)	(1,173)	(906)
	3,849	3,036
Average net assets (excluding net post employment benefit assets/liabilities)	8,428	8,146
Average non-controlling interests	(1,641)	(1,587)
Average net borrowings	12,859	12,672
Average integration and restructuring costs (net of tax)	1,639	1,639
Goodwill at 1 July 2004	1,562	1,562
Average invested capital	22,847	22,432
Return on average invested capital	16.8%	13.5%

Business review (continued)
Adjusted net borrowings to adjusted EBITDA
Diageo manages its capital structure with the aim of achieving capital efficiency, providing flexibility to invest through the economic cycle and giving efficient access to debt markets at attractive cost levels. The group regularly assesses its debt and equity capital levels to enhance its capital structure by reviewing the ratio of adjusted net borrowings to adjusted EBITDA (earnings before exceptional operating items, interest, tax, depreciation, amortisation and impairment).
Calculations for the ratio of adjusted net borrowings to adjusted EBITDA at 30 June 2022 and 30 June 2021 are set out in the table below:

	2022 £ million	2021 £ million
Borrowings due within one year	1,522	1,862
Borrowings due after one year	14,498	12,865
Fair value of foreign currency derivatives and interest rate hedging instruments	(73)	(232)
Lease liabilities	475	363
Less: Cash and cash equivalents	(2,285)	(2,749)
Net borrowings	14,137	12,109
Post employment benefit liabilities before tax	402	574
Adjusted net borrowings	14,539	12,683
Profit for the year	3,338	2,799
Taxation	1,049	907
Net finance charges	422	373
Depreciation, amortisation and impairment (excluding exceptional intangible impairment)	492	447
Exceptional intangible impairment	336	—
EBITDA	5,637	4,526
Exceptional operating items (excluding impairment)	49	15
Non-operating items	17	(14)
Adjusted EBITDA	5,703	4,527
Adjusted net borrowings to adjusted EBITDA	2.5	2.8

Business review (continued)
Tax rate before exceptional items
Tax rate before exceptional items is calculated by dividing the total tax charge before tax charges and credits in respect of exceptional items, by profit before taxation adjusted to exclude the impact of exceptional operating and non-operating items, expressed as a percentage. The measure is used by management to assess the rate of tax applied to the group’s operations before tax on exceptional items.
The tax rates from operations before exceptional and after exceptional items for the year ended 30 June 2022 and year ended 30 June 2021 are set out in the table below:

	2022 £ million	2021 £ million
Tax before exceptional items (a)	1,080	823
Tax in respect of exceptional items	(31)	(4)
Exceptional tax charge	—	88
Taxation on profit (b)	1,049	907
Profit before taxation and exceptional items (c)	4,792	3,707
Non-operating items	(17)	14
Exceptional operating items	(388)	(15)
Profit before taxation (d)	4,387	3,706
Tax rate before exceptional items (a/c)	22.5%	22.2%
Tax rate after exceptional items (b/d)	23.9%	24.5%

Business review (continued)
Other definitions
Volume share is a brand’s retail volume expressed as a percentage of the retail volume of all brands in its segment. Value share is a brand’s retail sales value expressed as a percentage of the retail sales value of all brands in its segment. Unless otherwise stated, share refers to value share.

Net sales are sales less excise duties. Diageo incurs excise duties throughout the world. In the majority of countries, excise duties are effectively a production tax which becomes payable when the product is removed from bonded premises and is not directly related to the value of sales. It is generally not included as a separate item on external invoices; increases in excise duties are not always passed on to the customer and where a customer fails to pay for a product received, the group cannot reclaim the excise duty. The group therefore recognises excise duty as a cost to the group.

Price/mix is the number of percentage points difference between the organic movement in net sales and the organic movement in volume. The difference arises because of changes in the composition of sales between higher and lower priced variants/markets or as price changes are implemented.

Shipments comprise the volume of products sold to Diageo’s immediate (first tier) customers. Depletions are the estimated volume of the onward sales made by Diageo's immediate customers. Both shipments and depletions are measured on an equivalent units basis.

References to emerging markets include Poland, Eastern Europe, Turkey, Africa, Latin America and Caribbean, and Asia Pacific (excluding Australia, Korea and Japan).

References to reserve brands include, but are not limited to, Johnnie Walker Blue Label, Johnnie Walker Green Label, Johnnie Walker Gold Label Reserve, Johnnie Walker Aged 18 Years, John Walker & Sons Collection and other Johnnie Walker super premium brands; The Singleton, Cardhu, Talisker, Lagavulin, Oban and other malt brands; Buchanan’s Special Reserve, Buchanan’s Red Seal; Haig Club whisky; Copper Dog whisky; Roe & Co; Bulleit Bourbon, Bulleit Rye; Orphan Barrel whiskey; Tanqueray No. TEN, Tanqueray ready to drink, Tanqueray Malacca Gin; Aviation, Chase, Jinzu and Villa Ascenti gin; Cîroc, Ketel One vodka, Ketel One Botanical; Don Julio, Casamigos and DeLeón tequila; Zacapa, Bundaberg Master Distillers' Collection and Pampero Aniversario rum; Shui Jing Fang, Seedlip, Belsazar and Pierde Almas.

References to global giants include the following brand families: Johnnie Walker, Smirnoff, Captain Morgan, Baileys, Tanqueray and Guinness. Local stars include Buchanan’s, Bundaberg, Crown Royal, JεB, McDowell’s, Old Parr, Yenì Raki, Black & White, Shui Jing Fang, Windsor and Ypióca. Global giants and local stars exclude ready to drink, non-alcoholic variants and beer except Guinness. References to Shui Jing Fang represent total Chinese white spirits of which Shui Jing Fang is the predominant brand.

References to ready to drink also include ready to serve products, such as pre-mixed cans in some markets.

References to beer include cider, flavoured malt beverages and some non-alcoholic products such as Malta Guinness.

The results of Hop House 13 Lager are included in the Guinness figures.

There is no industry-agreed definition for price tiers and for data providers such as IWSR, definitions can vary by market. Diageo bases internal price tier definitions on a segmentation most consistent with IWSR as the IWSR taxonomy is widely accepted and provides the industry with a common point of reference.

References to the group include Diageo plc and its consolidated subsidiaries.

This Strategic Report, which has been approved by a duly appointed and authorised committee of the Board of Directors, was signed on its behalf by Tom Shropshire, the Company Secretary, on 27 July 2022.

Governance

Board of Directors

Leadership and experience

Javier Ferrán [N*]
Chairman
Nationality: Spanish
Appointed: Chairman and Chairman of the Nomination Committee: January 2017 (Appointed Chairman Designate and Non-Executive Director: July 2016)
Key strengths: Brings extensive board-level experience from the drinks and consumer products industry, including at chief executive level, and has a wealth of experience in consumer goods through his venture capital activities to draw from in his role as Chairman and leader of the Board
Current external appointments: Chairman, International Consolidated Airlines Group, S.A.; Senior Advisor and chairman of investee company board, BlackRock Long Term Private Capital
Previous relevant experience: Non-Executive Director and Senior Independent Director, Associated British Foods plc; Non-Executive Director, Coca-Cola European Partners plc; Member, Advisory Board of ESADE Business School; President and CEO, Bacardi Limited; Non-Executive Director, SABMiller plc

Ivan Menezes [E*]
Chief Executive
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

Lavanya Chandrashekar [E]
Chief Financial Officer
Nationality: American
Appointed: Chief Financial Officer and Executive Director: July 2021
Key strengths: Brings broad financial expertise, commercial skills and strong consumer goods experience to manage the group’s affairs relating to financial controls, accounting, tax, treasury and investor relations
Previous Diageo roles: Chief Financial Officer, Diageo North America and Global Head of Investor Relations
Previous relevant experience: Vice President Finance, Global Cost Leadership and Supply Chain, Mondelēz International; VP Finance, North America, Mondelēz International, VP Finance, Eastern Europe, Middle East and Africa, Mondelēz International; various senior finance roles at Procter & Gamble

Susan Kilsby [A] [N] [R*]
Senior Independent Director
Nationality: American/British
Appointed: Senior Independent Director: October 2019 (Appointed Non-Executive Director: April 2018 and Chairman of the Remuneration Committee: January 2019)
Key strengths: Brings wide-ranging corporate governance and board level experience across a number of industries, including a consumer goods sector focus, with particular expertise in mergers and acquisitions, corporate finance and transaction advisory work
Current external appointments: Non-Executive Chair, Fortune Brands Home & Security, Inc.; Non-Executive Director, Unilever PLC; NHS England; Member, the Takeover Panel
Previous relevant experience: Senior Independent Director and Chair of Remuneration Committee, BHP Group Plc, BHP Group Limited; Senior Independent Director, BBA Aviation plc; Chairman, Shire plc; Chairman, Mergers and Acquisitions EMEA, Credit Suisse; Senior Advisor, Credit Suisse; Non-Executive Director, Goldman Sachs International, Keurig Green Mountain, L’Occitane International, Coca-Cola HBC

Governance (continued)

Melissa Bethell [A] [N] [R]
Non-Executive Director
Nationality: American/British
Appointed: Non-Executive Director: June 2020
Key strengths: Has extensive international corporate and financial experience, including in relation to private equity, financial sectors, strategic consultancy and advisory services, as well as having strong non-executive experience at board and committee levels across a range of industries, including retail, consumer goods and financial services
Current external appointments: Managing Partner, Atairos Europe; Non-Executive Director, Tesco PLC, Exor N.V.; Trustee, Sadlers Wells
Previous relevant experience: Managing Director and Senior Advisor, Private Equity, Bain Capital; Non-Executive Director, Atento S.A., Worldpay plc, Samsonite S.A.

Karen Blackett [A] [N] [R]
Non-Executive Director
Nationality: British
Appointed: Non-Executive Director: June 2022
Key strengths: Brings expertise in marketing, media and the creative industries, as well as broad experience in public policy and strategic initiatives through a number of different government, industry and public bodies
Current external appointments: UK Country Manager, WPP plc; Chief Executive Officer, GroupM UK; Chancellor, University of Portsmouth; Founding Trustee, Black Equity Organisation; Non-Executive Director, Creative UK; Non-Executive Director, The MOBO Trust
Previous relevant experience: UK Race Equality Business Champion, HM Government; Business Ambassador, Department for International Trade, HM Government; Chairwoman, MediaCom UK & Ireland, Chief Executive Officer, MediaCom UK; Chief Operations Officer, MediaCom EMEA; Marketing Director, MediaCom

Valérie Chapoulaud-Floquet [A] [N] [R]
Non-Executive Director
Nationality: French
Appointed: Non-Executive Director: January 2021
Key strengths: Brings strong experience and expertise in the luxury consumer goods sector, having spent her career in the industry working in a number of international markets, including developed and emerging markets, and as a former CEO in the premium drinks industry
Current external appointments: Non-Executive Director, Danone S.A., Nextstage S.C.A., Jacobs Holding AG; Vice Chairman, Sofisport
Previous relevant experience: Chief Executive Officer, Rémy Cointreau S.A.; President and CEO for the Americas, Louis Vuitton, LVMH Group; President and CEO for North America, Louis Vuitton, LVMH Group; President South Europe, Louis Vuitton, LVMH Group; President and CEO, Louis Vuitton Taiwan, LVMH Group; President, Luxury Product Division for the USA, L’Oréal Group

Sir John Manzoni [A] [N] [R]
Non-Executive Director
Nationality: British
Appointed: Non-Executive Director: October 2020
Key strengths: Has strong commercial executive experience as a former CEO in the energy sector and non-executive board level experience, including in the alcoholic beverage industry, as well as more recent expertise in public policy and government affairs
Current external appointments: Chairman, SSE plc; Chairman, Atomic Weapons Establishment; Non-Executive Director, KBR Inc.
Previous relevant experience: Chief Executive of the Civil Service and Permanent Secretary of the Cabinet Office, HM Government; President and Chief Executive Officer, Talisman Energy; Chief Executive, Refining & Marketing, BP p.l.c.; Chief Executive, Gas & Power, BP p.l.c.; Non-Executive Director, SABMiller plc

Lady Mendelsohn [A] [N] [R]
Non-Executive Director
Nationality: British
Appointed: Non-Executive Director: September 2014
Key strengths: Has specialist knowledge and understanding of consumer-facing emerging technologies, privacy and data issues, as well as wide experience of board and committee level appointments across diverse commercial, governmental and charitable institutions, as well as advisory roles in advertising and production of consumer goods
Current external appointments: Head of the Global Business Group, Meta Platforms Inc.; Co-President, Norwood; Member, Mayor’s Business Advisory Board; Chair, Follicular Lymphoma Foundation
Previous relevant experience: Executive Chairman, Karmarama; Deputy Chairman, Grey London; Board Director, BBH, Fragrance Foundation; President, Institute of Practitioners in Advertising; Director, Women’s Prize for Fiction; Co-Chair, Creative Industries Council; Member, HMG Industrial Strategy Council; Board Member, CEW; Trustee, White Ribbon Alliance; Chair, Corporate Board, Women’s Aid

Alan Stewart [A*] [N] [R]
Non-Executive Director
Nationality: British
Appointed: Non-Executive Director: September 2014 (Appointed Chairman of the Audit Committee: January 2017)
Key strengths: Has a strong background in financial, investment banking and commercial matters, with particular expertise in consumer retail industries, as well as board and committee level experience at industry institutions
Current external appointments: Non-Executive Director, Reckitt Benckiser Group PLC
Previous relevant experience: Chief Financial Officer, Tesco PLC; Non-Executive Director, Tesco Bank; Chief Financial Officer, Marks & Spencer Group plc, AWAS; Non-Executive Director, Games Workshop plc; Group Finance Director, WH Smith PLC; Chief Executive, Thomas Cook UK

Governance (continued)

Ireena Vittal [A] [N] [R]
Non-Executive Director
Nationality: Indian
Appointed: Non-Executive Director: October 2020
Key strengths: Brings a wealth of FMCG experience from a career in executive consulting with a focus on consumer sectors and emerging markets, including India, as well as broad experience in non-executive board roles in the UK and India
Current external appointments: Non-Executive Director, Compass Group PLC, Housing Development Finance Corporation Limited; Non-Executive and Lead Independent Director, Godrej Consumer Products Limited, Wipro Limited
Previous relevant experience: Head of Marketing and Sales, Hutchinson Max Telecom; Partner, McKinsey and Company; Non-Executive Director, Titan Company Limited, Tata Global Beverages Limited, Tata Industries, GlaxoSmithKline Consumer Healthcare

Board committees
[A] Audit Committee
[E] Executive Committee
[N] Nomination Committee
[R] Remuneration Committee
* Chairman of the committee

Governance (continued)
Executive Committee

Expertise and diversity

1 Ewan Andrew,
President, Global Supply Chain & Procurement and Chief Sustainability Officer
Nationality: British
Appointed: September 2019
Previous Diageo roles: Supply Director, International Supply Centre; Senior Vice President, Supply Chain & Procurement, Latin America & Caribbean; Senior Vice President Manufacturing & Distilling, North America; various supply chain, operational management and procurement roles
Current external appointments: Member, Scotch Whisky Association Council , Scottish Business Climate Collaboration Board, One Planet Business for Biodiversity Board

2 Alvaro Cardenas,
President, Latin America and Caribbean
Nationality: Colombian
Appointed: January 2021
Previous Diageo roles: Managing Director, Andean Region; Director, End-to-End Global Commercial Processes; Finance Director, South East Asia Region, PUB (Paraguay, Uruguay and Brazil) Region, Andean Region, Colombia

3 Debra Crew,
President, North America & Global Supply
Nationality: American
Appointed: July 2020
Previous Diageo roles: Non-Executive Director, Diageo plc
Current external appointments: Non-Executive Director, Stanley Black & Decker, Inc.
Previous relevant experience: Non-Executive Director, Newell Brands, Mondelēz International Inc.; President and CEO, Reynolds American, Inc; President, PepsiCo North America Nutrition, PepsiCo Americas Beverages, Western Europe Region; various positions with Kraft Foods, Nestlé, S.A., and Mars

4 Cristina Diezhandino,
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

5 John Kennedy,
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
6 Daniel Mobley,
Global Corporate Relations Director
Nationality: British
Appointed: June 2017
Previous Diageo roles: Corporate Relations Director, Europe
Previous relevant experience: Regional Head of Corporate Affairs, India & South Asia, Regional Head of Corporate Affairs, Africa, Group Head of Government Relations, Standard Chartered; extensive government experience including in HM Treasury and Foreign & Commonwealth Office

7 Hina Nagarajan,
Managing Director and CEO of United Spirits Limited
Nationality: Indian
Appointed: July 2021
Previous Diageo roles: CEO-Designate, United Spirits Limited; Managing Director, Africa Regional Markets
Previous relevant experience: Managing Director, China & SVP North Asia, Reckitt Benckiser; General Manager, Malaysia & Singapore, Reckitt Benckiser; CEO & MD Mary Kay India; senior marketing and general management roles, ICI Paints India and Nestlé India

8 Dayalan Nayager,
President, Africa
Nationality: South African/British
Appointed: July 2022
Previous Diageo roles: Managing Director, Great Britain and Justerini & Brooks, Ireland and France, Global Travel; Regional Director, Global Travel Europe; Commerical Director, South Africa; Customer Marketing Director, South Africa; Key Account Director, South Africa
Previous relevant experience: Various positions, Heinz, Mars and Pick n Pay Retailers

9 John O'Keeffe,
President, Asia Pacific & Global Travel
Nationality: Irish
Appointed: July 2015
Previous Diageo roles: President, Africa & Beer; CEO and Managing Director, Guinness Nigeria; Global Head, Innovation; Global Head, Beer and Baileys; Managing Director, Russia and Eastern Europe; various management and marketing positions

10 Louise Prashad,
Chief HR Officer
Nationality: British
Appointed: January 2022
Previous Diageo roles: Global Talent Director; Talent Director, Africa; HR Director, Europe, West Latin America and Caribbean, Global Functions
Previous relevant experience: various HR roles, Diageo, Stakis Group and Hilton Hotels

11 Tom Shropshire,
General Counsel & Company Secretary
Nationality: American/British
Appointed: July 2021
Current external appointments: Member of the Steering Committee, The Parker Review; Trustee, Charity Projects Limited (Comic Relief); Director, Comic Relief Limited
Previous relevant experience: Partner & Global US Practice Head, Linklaters LLP

Ivan Menezes and Lavanya Chandrashekar are also members of the Executive Committee.
Their biographies can be found on page 145.

Governance (continued)
Letter from the Chairman of the Board of Directors
Effective governance enabling growth
Dear Shareholder
I am delighted to present, on behalf of the Board, our corporate governance report for the year ended 30 June 2022, which summarises the role of the Board in providing effective leadership in promoting the long-term sustainable success of Diageo.

The Board is very conscious of the role that it plays in ensuring that Diageo operates in a manner which is consistent with the highest standards of corporate governance - doing business the right way, from grain to glass. A core element of this is the work that the Board has done over the year to ensure that Diageo contributes to wider society through sustainable, long-term practices as well as through our 2030 targets. This has included reviewing and adapting internal governance processes to ensure that ESG considerations are fully embedded within Diageo's decision-making, and that our planning and decisions can be fully informed by the environmental and societal implications of those decisions. This is of particular importance at a time when we are continuing to invest, for long-term growth, in our brands and portfolio.

Effective leadership is also dependent on a healthy, empowered and positive business culture. Diageo has a strong and long-established purpose, culture and set of values which collectively anchor our priorities and actions even in recent challenging years. The importance of culture has been particularly acute this year as our workforce adapts to new ways of working and is supported to accelerate growth of our business. Further details on how the Board has monitored and assessed culture can be found on pages 151 to 152. The Board has expanded its workforce engagement programme through all Directors directly participating in sessions with a broad cross-section of Diageo's workforce as well as through additional surveys and feedback received on the behavioural change and optimal culture required to achieve Diageo's ambition. Insights from this engagement programme have been used to inform the steps taken by the Board to simplify ways of working and to improve efficiency of systems and processes, with the goal of empowering our people through enabling more agility and speed in execution. More details of how we have engaged with and listened to our people is set out in our workforce engagement statement on page 161.

Diageo is performing strongly despite the challenges of the pandemic over the last few years, continued instability in the global environment and economic uncertainty, and current inflationary pressures on supply chains. Performance is dependent on the Board providing effective leadership and setting Diageo's strategic priorities, enabling swift execution by management underpinned by a transparent and values-based culture. We will continue to refine and develop our governance processes, to ensure robustness and efficiency, at Board level and throughout the company, in a way which enables the creation of sustainable long-term value for our shareholders and other stakeholders.

Javier Ferrán
(Chairman)

Governance (continued)
Corporate governance report

Enabling our ambition

Corporate governance structure and division of responsibilities

Nomination Committee
Audit Committee
Remuneration Committee
Independent oversight and rigorous challenge
Board of Directors
Chief Executive has delegated authority to these Committees
Leadership
Executive Committee
Filings Assurance Committee
Finance Committee
Audit & Risk Committee
Business unit risk management

Governance (continued)

Leadership	Independent oversight and rigorous challenge
Chief Financial Officer	Non-Executive Directors
Lavanya Chandrashekar	Melissa Bethell, Valérie Chapoulaud-Floquet, Sir John Manzoni, Lady Mendelsohn, Alan Stewart, Ireena Vittal and Karen Blackett
Manages all aspects of the group's financial affairs
Responsible for the management of the capital structure of the company
Contributes to the management of the group's operations
Along with the Chief Executive, leads discussions with investors
Is supported by the Finance Committee and Filings Assurance Committee in the management of the financial affairs and reporting of the company
Is a member of the Executive Committee	The Non-Executive Directors, all of whom the Board has determined are independent, experienced and influential individuals from a diverse range of industries, backgrounds and countries.
Constructively challenge the Executive Directors
Develop proposals on strategy
Scrutinise the performance of management
Satisfy themselves on the integrity of the financial information, controls and systems of risk management
Set the levels of remuneration for Executive Directors and senior management
Make recommendations to the Board concerning appointments to the Board
Devote such time as is necessary to the proper performance of their duties
A summary of the terms and conditions of appointment of the Non-Executive Directors is available at https://www.diageo.com/en/our-business/corporate-governance.

Chief Executive
Ivan Menezes
Develops the group’s strategic direction for consideration and approval by the Board
Implements the strategy agreed by the Board
Leads the Executive Committee
Manages the company and the group
Along with the Chief Financial Officer, leads discussions with investors
Is supported in his role by the Executive Committee
Is supported by the Finance Committee and Filings Assurance Committee in the management of financial reporting of the company

Chairman	Senior Independent Director
Javier Ferrán	Susan Kilsby
Responsible for the operation, leadership and governance of the Board
Ensures all Directors are fully informed of matters and receives precise, timely and clear information sufficient to make informed judgements
Sets Board agendas and ensures sufficient time is allocated to ensure effective debate to support sound decision making
Ensures the effectiveness of the Board
Engages in discussions with shareholders
Meets with the Non-Executive Directors independently of the Executive Directors
Acts as designated Non-Executive Director for workforce engagement	Acts as a sounding board for the Chairman and serves as an intermediary for the other Directors where necessary
Together with the other Non- Executive Directors, leads the review of the performance of the Chairman, taking into account the views of the Executive Directors
Available to shareholders if they have concerns where contact through the normal channels has failed

Company Secretary

Company Secretary
Tom Shropshire
•The Board is supported by the Company Secretary who ensures information is made available to Board members in a timely fashion
•Supports the Chairman in setting Board agendas, designing and delivering Board inductions and Board evaluations, and co-ordinates post-evaluation action plans, including risk review and training requirements for the Board
•Advises on corporate governance matters
•Is a member of the Executive Committee as General Counsel

Board of Directors
Composition of the Board
The Board comprises the Non-Executive Chairman, two Executive Directors, the Senior Independent Director, and seven independent Non-Executive Directors. The biographies of all Directors are set out in this Annual Report on pages 145-147.
During the year, the composition of the Board has not changed other than for the appointment of Karen Blackett as an additional Non-Executive Director with effect from 1 June 2022. With the retirement of Siobhán Moriarty from the company, Tom Shropshire took over as General Counsel and Company Secretary on 30 September 2021.

Inclusion and diversity
The Board sees championing inclusion and diversity as one of the key enablers for achieving Diageo’s ambition. It is also a core principle of the company’s global Human Rights Policy which applies to all employees, subsidiaries and third-party contractors and which has been implemented as part of our Code of Business Conduct programme. Our objective is to maintain and sustain an

Governance (continued)
inclusive and diverse business, across all levels, functions and geographies, in order to create a better working environment and a better performing business. As part of this, the Board has adopted a written Board Diversity Policy alongside Diageo’s Code of Business Conduct and associated global policies, which set out Diageo’s broader commitment to inclusion and diversity. Diageo strongly supports diversity within its Board of Directors, including gender, ethnicity, age and professional diversity, as well as diversity of thought. The Board is comprised of individuals from a diverse range of skills, industries, backgrounds and nationalities, which enables a broad evaluation of all matters considered by the Board and contributes to a culture of collaborative and constructive discussion. The Board’s objective, as set out in its Diversity Policy, is that it shall include no less than 40% female representation (with the ultimate goal being parity between males and females on the Board) and at least one director from a minority ethnic group. Currently, women make up 64% of the Board and there are five directors (45%) who self-disclose as being from minority ethnic groups. Further information can be found in the ‘Our people’ and ‘Champion inclusion and diversity’ sections of ‘Our strategic priorities’ on pages 30-31 and 41-43.
The Board's Diversity Policy is available at https://www.diageo.com/en/our-business/corporate-governance/board-diversity-policy.

Outside interests and conflicts
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

Duties of the Board
The Board manages overall control of the company’s affairs with reference to the formal schedule of matters reserved for the Board for decision. The schedule was last reviewed in July 2022 and is available at https://www.diageo.com/en/our-business/corporate-governance. In order to fulfil their duties, procedures are in place for Directors to seek both independent advice and the advice and services of the Company Secretary, who is responsible for advising the Board on all governance matters. During the year, the Non-Executive Directors met without management present five times, and also without the Chairman present twice. The terms of reference of Board Committees are reviewed regularly, most recently in July 2022, and are available at https://www.diageo.com/en/our-business/corporate-governance.

Corporate governance requirements
The principal corporate governance rules applying to Diageo (as a UK company listed on the London Stock Exchange) for the year ended 30 June 2022 are contained in the Code and the UK Financial Conduct Authority (FCA) Listing Rules, which require us to describe, in our Annual Report, our corporate governance from two points of view: the first dealing generally with our application of the Code’s main principles and the second dealing specifically with non-compliance with any of the Code’s provisions. The two descriptions together are designed to give shareholders a picture of governance arrangements in relation to the Code as a criterion of good practice. A copy of the Code is publicly available on the website of the Financial Reporting Council (FRC), www.frc.org.uk. Diageo’s statement as to compliance with the Code during the year ended 30 June 2022 can be found on page 166. Diageo must also comply with corporate governance rules contained in the FCA Disclosure Guidance and Transparency Rules and certain related provisions in the Companies Act 2006 (the Act). Diageo is also listed on the Euronext Dublin Exchange, the Euronext Paris Exchange and the New York Stock Exchange (NYSE), and as such is subject to applicable rules of those exchanges and jurisdictions. For example, Diageo is subject to the listing requirements of the NYSE and the rules of the US Securities and Exchange Commission (SEC), as they apply to foreign private issuers. Compliance with the provisions of the US Sarbanes-Oxley Act of 2002 (SOX), as it applies to foreign private issuers, is continually monitored.

Structure and division of responsibilities
The Board is committed to the highest standards of corporate governance and risk management, which is demonstrated in its established corporate governance framework, illustrated on pages 151-152. This includes the three Board Committees (Audit Committee, Nomination Committee and Remuneration Committee), as well as management committees which report to the Chief Executive or Chief Financial Officer (Executive Committee, Finance Committee, Audit & Risk Committee and Filings Assurance Committee). There is a clear separation of the roles of the Chairman, the Senior Independent Director and the Chief Executive which has been clearly established, set out in writing and approved by the Board. A copy of this is available at https://www.diageo.com/en/our-business/corporate-governance. No individual or group dominates the Board’s decision-making processes.

FURTHER DETAILS ON THE BOARD COMMITTEES CAN BE FOUND IN THE SEPARATE REPORTS FROM EACH COMMITTEE ON PAGES 145-149, AND DETAILS OF THE EXECUTIVE COMMITTEE CAN BE FOUND ON PAGE 148

Governance (continued)
Board skills and experience
Having an appropriate mix of experience, expertise, diversity and independence is essential for Diageo's Board. Such diverse attributes enable the Board as a whole to provide informed opinions and advice on strategy and relevant topics, thereby discharging its duty of oversight. The Board skills matrix helps to identify the experience and expertise of existing Directors, required skill sets or competencies, and the strategic requirements of the company.
Key strengths and relevant experience of each Director are set out on pages 145-149, and a matrix of the Board’s current skills and experience is set out in the chart below.

Board attendance
Directors’ attendance record at the last AGM, scheduled Board meetings and Board Committee meetings, for the year ended 30 June 2022 is set out in the table below. Directors are expected to attend all meetings of the Board and its Committees and the AGM, but if unable to do so they are encouraged to give their views to the chair of the meeting in advance. The 2021 AGM was held for the first time as a combined physical and electronic meeting via a live webcast with all directors attending either physically or by video link. For Board and Board Committee meetings, attendance is expressed as the number of meetings attended out of the number that each Director was eligible to attend.

	Annual General Meeting 2021	Board (maximum 7)	Audit Committee (maximum 5)	Nomination Committee (maximum 6)	Remuneration Committee (maximum 5)
Javier Ferrán	✓	7/7	5/5[1]	6/6	5/5[1]
Ivan Menezes	✓	7/7	3/5[1]	6/6[1]	5/5[1]
Lavanya Chandrashekar	✓	7/7	5/5[1]	0/0	2/2[1]
Susan Kilsby	✓	7/7	5/5	6/6	5/5
Melissa Bethell	✓	7/7	5/5	6/6	5/5
Karen Blackett[2]	N/A	0/0	0/0	0/0	1/1
Valérie Chapoulaud-Floquet	✓	7/7	5/5	6/6	5/5
Sir John Manzoni	✓	7/7	5/5	6/6	5/5
Nicola Mendelsohn	✓	7/7	4/5	6/6	5/5
Alan Stewart	✓	7/7	5/5	6/6	5/5
Ireena Vittal	✓	6/7	5/5	6/6	5/5

1.     Attended by invitation
2.     Appointed to the Board on 1 June 2022

Elections
The Chairman has confirmed that the Non-Executive Directors standing for election or re-election at this year’s AGM continue to perform effectively, both individually and collectively as a Board, and that each Non-Executive Director demonstrates commitment to their roles and continues to provide constructive challenge, strategic guidance and offer specialist advice, as well as holding management to account. As can be seen from the attendance records set out below, directors’ attendance levels have been consistently high throughout the year ended 30 June 2022.

Governance (continued)
Board activities
Details of the main areas of focus of the Board and its Committees during the year include those summarised below:

Areas of focus	Strategic priority	Strategic outcome	Stakeholders
Strategic matters	Held a two-day Annual Strategy Conference focussing on key strategic matters, including the digital economy, reserve and luxury portfolios, disruptive consumer trends, ESG, culture and capabilities
Regularly reviewed the group’s performance against the strategy
Received reports on the financial performance of the group as against the annual plan
Reviewed the group’s tax strategy and policy
Received regular reports on the macro-economic environment, world events and emerging trends
Reviewed strategic topics including the group's beer and scotch whisky portfolios, tequila supply and resourcing strategy, potential post-pandemic tax and regulatory developments, e-commerce and digital strategy and the group's strategy in India
Operational matters	Reviewed and approved the annual funding plan, insurance, banking and capital expenditure requirements
Reviewed the impact of global trade developments and disputes
Regularly reviewed and approved the group’s M&A and business development activities, reorganisations and various other projects
Reviewed and approved the group's supply chain activities, including supply footprint and capital expenditure investments, and various significant procurement, systems and other contracts
Reviewed the company’s innovation pipeline
Reviewed the company’s capital allocation, funding and liquidity positions, including those of its pension schemes, and approved interim and final dividends
Reviewed and approved the recommencement of the company’s share buyback programme
Acting through the Nomination Committee, reviewed the company’s succession planning and talent strategy
ESG matters	Carried out an investor perception survey and report to understand investor sentiment
Received reports on workforce engagement over the year
Received regular investor reports
During each quarter, received an update on ESG matters and progress towards 'Society 2030: Spirit of Progress' targets
Completed actions identified following the previous evaluation of the Board's performance and carried out an internal evaluation of the Board’s performance
Approved the appointment of a new Non-Executive Director
Reviewed schedule of matters reserved for the Board and terms of reference of its committees
Assurance and risk management	Received reports in relation to material legal matters, including disputes, regulatory and governance developments, and areas of legal or regulatory risk
On the recommendation of the Audit Committee, approved the company’s risk footprint, including reviewing and updating the principal risks, including in relation to supply chain disruption
On the recommendation of the Audit Committee, approved the company’s filings, financial and non-financial reporting including interim and preliminary results announcements, US filings and Annual Report

Key
Strategic priorities		Strategic outcomes	Stakeholders
	Sustain quality growth	Efficient growth	People
	Embed everyday efficiency	Consistent value creation	Consumers
	Invest smartly	Credibility and trust	Customers
	Promote positive drinking	Engaged people	Suppliers
	Champion inclusion and diversity		Communities
	Pioneer grain-to-glass sustainability		Investors
Governments and regulators

Governance (continued)
Stakeholder engagement
We aim to maintain open and positive dialogue with all our stakeholders, considering their key interests in our decision-making and communicating with them on a regular basis. This dialogue helps us build trust and respect and make choices as a business that help shape the role we play in society.

The development of strong and positive relationships between Diageo and its external stakeholders is an intrinsic part of our purpose and culture. Our stakeholders include not only business partners such as suppliers and customers, our people and workforce, but also government, consumers and the wider communities in which we operate. As noted in the company’s statement on Section 172 of the Companies Act 2006 set out on page 15, in making their decisions and in discharging their duties to promote the success of the company, the Directors must have regard to the interests of its stakeholders. We have summarised below why our stakeholders are important to us, what their interests are and how the Board and company engages and responds.

How stakeholder engagement informs our decision-making

Our people
Our people are at the core of our business. We aim to build a trusting, respectful and inclusive culture where our people feel engaged and fulfilled. We want our people to feel that their human rights are respected and that they are treated with dignity at work.

What matters to them
Prioritisation of health, safety and wellbeing; Learning and development opportunities; Purpose, culture and benefits; Contributing to the growth of our brands and performance; Promotion of inclusion and diversity; Sustainability

How the Board engages and responds
The Board maintains an active dialogue with Diageo’s employees and wider workforce, including contractors and temporary staff. As travel restrictions were lifted during the year, Directors were able to resume travel and site tours including visits to the group’s offices in London, its consumer experience centres at Johnnie Walker Princes Street in Edinburgh and at the Guinness Storehouse in Dublin, and its production sites, distilleries, maturation facilities and packaging plants in Scotland and its brewery and distillation sites in Ireland. These visits enable the Board to engage directly with local management and other employees during presentations, site and trade visits, as well as at social events. Indirect engagement with employees also takes place through works councils, employee and workforce forums, community groups, pulse surveys and town hall meetings, most of which have been conducted virtually this year. The global survey of employees known as Your Voice is carried out annually and its findings are reviewed by the Board. This year our Non-Executive Directors have taken part in the Board's engagement programme, engaging directly with a wide range of employees in different markets, supporting the Chairman in his role as designated non-executive director for workforce engagement.
These direct engagements have enabled our Non-Executive Directors to have candid and constructive discussions with employees, to understand better their views and experiences of working at Diageo, including what works well and what needs improvement. Common themes and feedback from these engagement sessions are reported by the Chairman and other participating Directors to the rest of the Board. For example, the need to collaborate and further simplify internal decision-making processes across the business, in order to enable more pace and agility, had been identified through these engagements. Following this feedback, management encouraged the formation of cross-functional ’sprint teams’ to identify, focus on and swiftly address specific risks and opportunities for the business.
Diageo’s Workforce engagement statement is set out on pages 161-162.

Consumers
Understanding our consumers is critical for the long-term growth of our business. Consumer motivations, attitudes and behaviour form the basis of our brand marketing and innovation. We want our products to be enjoyed responsibly and for consumers to 'drink better, not more'.

What matters to them
Choice of brands for different occasions, including no- and lower-alcohol; Innovation in heritage brands and creation and nurturing of new brands; Responsible marketing; Great experiences; Product quality; Sustainability and societal credentials; Price

How the Board engages and responds
The Board is aware that the company’s continued success is dependent on having a deep understanding of our consumers, their behaviours and motivations and on the company’s ability to respond to those consumer insights by ensuring that it has an attractive portfolio of products across multiple categories, channels, markets and price points. The Board regularly reviews emerging consumer trends at the Annual Strategy Conference, during which the Board receives presentations from senior executives on emerging trends, the risks and opportunities resulting from those trends and how the company is responding to them. At this year’s Annual Strategy Conference held in May 2022, the Board reviewed in particular the digital economy, Reserve and luxury brand portfolios, disruptive

Governance (continued)
consumer trends, and the importance of ESG to consumers. At other meetings during the year, the Board has reviewed the group’s innovation pipeline, its e-commerce strategy and digital capabilities, new consumer attitudes and public policy priorities as economies recover from the pandemic. The Board has also reviewed the potential impact of inflationary pressures on consumer behaviour and on the ability of the company's supply chain to respond to evolving consumer trends. The Board has consciously made capital allocation and strategic decisions based on these consumer insights, investing in additional production capacity in growing categories such as tequila, consumer experience centres, including the Guinness microbrewery and culture hub in London, and actively managing the group's portfolio through acquisition and divestment.

Customers
We work with a wide range of customers, big and small, on-trade and off-trade, retailers, wholesalers and distributors, digital and e-commerce. We want to nurture mutually beneficial relationships to deliver joint value and great consumer experiences.
What matters to them
A portfolio of leading brands that meets evolving consumer preferences; Identification of opportunities that offer profitable growth; Insights into consumer behaviour and shopper trends; Trusted product quality; Innovation, promotional support and merchandising; Availability and reliable supply and stocking; Technical expertise; Joint risk assessment and mitigation; Sustainability and societal credentials

How the Board engages and responds
Maintaining a broad portfolio with consumer offerings at a variety of price points and categories is also a key priority for customers, as it is for consumers and therefore for Diageo. The Board regularly reviews both innovation and inorganic opportunities to enhance the company's portfolio and to ensure that it has sufficient breadth and depth in its portfolio to meet consumer demand. During the year, the Board has continued to shape the group's portfolio of brands through disposals, including of brands such as Picon sold in May 2022 and acquisitions of brands such as the fast growing super-premium flavoured tequila brand 21Seeds. In addition to inorganic opportunities, during the year the Board has approved investment in new research and development facilities in Shanghai to further our product innovation capabilities, using insights into consumer behaviour and shopper trends to enable the development of new products which appeal to Chinese consumers and enhance our portfolio offering for local customers.

Suppliers
Our suppliers, service providers and agencies are experts in the goods and services we need to create and market our brands. We collaborate with them to deliver high quality products, marketed responsibly, and to improve our collective impact, ensure sustainable supply chains and make positive contributions to society.

What matters to them
Strong, mutually beneficial partnerships; Strategic alignment and growth opportunities; Fair contract and payment terms; Collaboration to realise innovation; Consistent performance measures; Joint risk assessment and mitigation; Sustainability and societal credentials

How the Board engages and responds
Ensuring resilient and robust supply chains has been a priority for the Board during the year. The Board has reviewed the group's supply footprints in key markets including North America with the aim of ensuring resilience and flexibility in its supply chain, responding to climate change risk and reducing its environmental impact as well as responding to emerging consumer trends in relation to convenience and the 'at home' occasion. The Board has also reviewed and approved a number of significant procurement agreements over the year, diversifying the sourcing of certain key raw materials and components such as glass bottles and cans, in order to procure sufficient production materials to meet projected consumer demand over a number of years. The Board considers that it is important that the group remains a trusted partner for suppliers, with the relationship enhanced through fair contract and payment terms, compliance with Diageo’s ‘Partnering with Suppliers Standard’, working collaboratively to mitigate our impact on the environment through shared best practice and learnings in respect of ESG commitments such as our 'Society 2030: Spirit of Progress' goals.

Principal Board decision - Investing in tequila to support long-term growth
Over the past few years, tequila has been one of the fastest growing spirits categories with Diageo’s organic net sales having grown 25% in F20, 79% in F21, and 55% in F22, through brands such as Casamigos, Don Julio and DeLeón. Continued growth is expected in the tequila category as a result of strong demand from customers and consumers, especially in North America. Since tequila is produced from agave plants grown only in the Jalisco region in Mexico, usually with a maturity of six or more years old, securing availability of adequate volumes of high quality raw materials is of critical importance to ensure continued supply to meet the demands of consumers and our customers. The supply of agave is also largely dependent on a large number of small-scale growers with limited infrastructure and capability to supply large volumes of raw materials, resulting in a volatile commodity market. In addition, while Diageo had existing distillation, warehousing and maturation facilities at El Charcón in Atotonilco El Alto, Jalisco, these were insufficient to meet forecast volumes over the long-term. Recognising the need for both agility in securing adequate raw materials in the short-term and for strategic investment in the company’s production capacity over the long-term, in April 2021 the

Governance (continued)
Board approved a delegation of authority to a dedicated tequila supply council to make purchases of agave and liquid within certain parameters during the course of fiscal 22 while also authorising management to review various options to expand its production footprint in Jalisco including through acquisition or expansion. At subsequent Board meetings throughout the year, the Board monitored the levels of investment incurred on agave and liquid under that delegated authority while also approving plans to expand its manufacturing footprint in Mexico through an investment of more than $500 million. The Board also reviewed management’s supply chain and procurement strategy for tequila, which took into consideration management’s updated assessment as to the long-term volume growth of the category, the company’s approach to agave procurement and its capital investment requirements in direct operations and contracted supply. There were multiple factors which the Board took into consideration when making these decisions, including potential impacts on different stakeholder groups as required under s.172 of the Companies Act, for example:
•    the potential demands of consumers and customers over a 10-year timescale, including under different growth scenarios, and the need for robust forecasts and modelling in demand and growth over such an extended period;
•    the potential for surplus agave availability over that same period, given planting and growth cycles, and any consequent impact on pricing;
•    implications of the expansion of existing production facilities or the construction of new facilities on the ability of the company to achieve its 'Society 2030: Spirit of Progress' targets, including incorporating sustainability by design into capital expenditure planning through, for example, investment in renewable energy, reduction of carbon emissions and efficiencies in water usage;
•    assessing and balancing the impact of expanding our supply footprint on the local environment and communities including responsible water use in areas suffering from water-stress and the potential for increased employment and development opportunities in the local community, including through initiatives such as Hablemos de Emprendedoras, a skills programme for female entrepreneurs in Jalisco; and
•    the ability of third party suppliers and contractors to meet Diageo's requirements, not only as to quality, volume, price and standards, but also as to compliance with our Partnering with Suppliers policy setting minimum standards in areas such as human rights, health and safety, inclusion and diversity, and environmental sustainability.

Communities
We aim to create long-term value for the communities in which we live, work, source and sell. By ensuring we empower people, increase their access to opportunities and champion inclusion and diversity, we can help build thriving communities and strengthen our business.

What matters to them
Impact of our operations on the local economy; Access to skills development, employment and supplier opportunities; Inclusion, diversity and tackling inequality in all forms; Responsible use of natural resources and sustainability; Transparency and engagement

How the Board engages and responds
The Board considers the maintenance of close and supportive relationships with the communities in which Diageo operates to be of particular importance to the company, especially given the impact of inflation and economic instability on communities recovering from the impact of the pandemic. During the year, the Board has regularly reviewed progress towards the company's 'Society 2030: Spirit of Progress' goals including in relation to those which impact on communities and broader society. The Board has also supervised the second year of the 'Raising the Bar' programme, Diageo's $100 million fund supporting the recovery of the on-trade and hospitality industry which concluded at the end of the financial year.

Investors
We want to enable equity and debt investors to have an in-depth understanding of our strategy, our operational, financial and holistic performance, so that they can more accurately assess the value of our shares and the opportunities and risks of investing in our business.

What matters to them
Strategic priorities; Financial performance; Corporate governance; Leadership credentials, experience and succession; Executive remuneration policy; Shareholder returns; Environmental, inclusion and diversity, and social commitments and progress

How the Board engages and responds
The Chief Executive and Chief Financial Officer are in regular contact with investors with the assistance of the investor relations department, and as such engage directly and most frequently with investors using a variety of different engagement methods. For example, in November 2021 the Chief Executive, Chief Financial Officer and other senior executives hosted a Capital Markets Day with investors which included sessions on brand building, supply chain, long-term sustainable growth and culture. The Board is also provided with monthly investor relations reports, which includes coverage of the company by sell-side analysts. The Board ensures that all Directors develop an understanding of the views of major institutional shareholders through a periodic independent survey of shareholder opinion, which was carried out this year. In addition, major shareholders are invited to raise any company matters of interest to them at meetings with the Chairman of the Board, the Chairman of the Audit Committee, the Chairman of the Remuneration Committee or any other Director. Shareholders are invited to write to the Company Secretary, Chairman or any other

Governance (continued)
Director and express their views on any issues of concern at any time, including by way of email to a dedicated address for the Company Secretary and his team. The AGM also provides a regular opportunity for shareholders to put their questions in person and to hear other shareholders put their questions to the Board. The 2021 AGM was held as the company's first 'hybrid' meeting with shareholders attending both physically, as in traditional AGMs, or by remote or virtual means, while still being able to engage directly with the Board, viewing the meeting online, asking questions and voting on resolutions through a portal.

Governments and regulators
The regulatory environment is critical to the success of our business. We share information and perspectives with those who influence policy and regulation to enable them to understand our views on areas that can impact public health and our business.

What matters to them
Contribution to national and local economic, development and public health priorities; International trade, excise, regulation and tackling illicit trade; Tackling harmful drinking and the impact of responsible drinking initiatives; Climate change and wider sustainability agenda, including carbon reduction, human rights, environmental impacts, sustainable agriculture and support for communities; Corporate behaviour

How the Board engages and responds
The Board engages indirectly with government, regulators and policymakers through regular reports from the Chief Executive as well as periodic updates from management. In particular, the Board has received regular briefings during the year on the macro-economic environment, world events and emerging geopolitical trends. Management provided the Board with an analysis of potential developments in regulation and tax policy as countries recover from the pandemic. The Board ensures that the company works closely with governmental and non-governmental bodies in relation to policy as to positive drinking, responsible advertising of alcoholic products, and education to enable consumers to make better choices about alcohol.

Wider stakeholder engagement
Fiscal 22 has been another year of volatility and instability resulting from supply chain disruption, inflationary pressures and dislocation. Despite this instability, the Board and executive management have continued to engage with the company’s stakeholders and respond to their needs in a variety of ways, including:
•    The company’s $100 million global ‘Raising the Bar’ programme, in its second year during fiscal 22, continued to support customers, pubs and bars recover from hardship resulting from the pandemic and enabling them to serve their consumers. The programme allows us to respond with flexibility to address specific issues faced in different markets; for example, in India this year the fund was used to support the vaccination of bar staff.
•    With travel restrictions lifting in a number of markets, the Board has resumed physical meetings and visits to Diageo offices and production sites, enabling face-to-face engagement sessions with our workforce again. See page 96 for more details of our workforce engagement programme this year.
•    Senior management travelled to meet and engage with key North American customers in New York and distributors from Asia-Pacific in Singapore.
•    Executive directors and senior management hosted more physical meetings with investors and shareholders during the year, including in London and New York, while also continuing with virtual meetings where appropriate given the circumstances, including for example the Capital Markets Day in November 2021.
Further information on our stakeholders, what is important to them and how the Board engages and responds to them can be found on pages 156-159. A case study summarising how key stakeholder considerations were taken into account by the Board in relation to one of its principal decisions during fiscal 22 is set out on page 159.

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

Governance (continued)
Performance evaluation
With the assistance of the Company Secretary, the evaluation of the Board's effectiveness, including the effectiveness of the Board's Committees and directors, was undertaken from December 2021 to January 2022. The purpose of the evaluation was to review and evaluate how the Board and its Committees operate as measured against current best practice corporate governance principles framed by reference to Principle L and Provisions 21, 22 and 23 of the Code.

Governance (continued)
December 2021 - Internal evaluation process
This year's evaluation process was performed internally, comprising of a questionnaire sub-divided into five sections focussing respectively on Board composition and processes, Board effectiveness, behaviours and performance, individual Directors’ performance and Committees’ performance. Responses to questions were sent to the Chairman of the Board and responses on the effectiveness of the Committees were also submitted to the respective Committee Chairmen. Following receipt of responses on the evaluation on the Chairman, the Senior Independent Director held a meeting with the Directors without the Chairman present to provide feedback in relation to the Chairman, consistent with the requirements of the Code. The results of the evaluation process were reviewed by the Board at its meeting in January 2022 at which various actions were agreed to be taken. It is the Board’s intention to continue to review annually its performance and that of its Committees and individual Directors, with such evaluation being carried out by an external facilitator every three years. The evaluation to be undertaken in 2023 will be undertaken with the assistance of an external facilitator. The Chairman has confirmed that the Non-Executive Directors standing for re-election at this year’s AGM continue to perform effectively, both individually and collectively as a Board, and that each demonstrates commitment to their roles.
The main conclusions and key areas for focus highlighted by the December 2021 evaluation are set out in the table below.

Board evaluation

Main conclusions	Key actions for focus
Board composition, membership and appointment processes
•Recent appointments of directors have ensured appropriate quality, experience, background and diversity on the Board
•Strong satisfaction that the Board is of sufficient size, balance, skills and diversity to discharge its duties

•Review succession planning and pipeline at executive and senior management levels
•Continue to review the balance of skills, experience and knowledge of the Board
•Continue to review and enhance induction programme for new directors

Board administration, meetings, agenda and provision of information
•Strong satisfaction for the layout and format of Board papers
•Ensure adequate time is allocated for presentations, deep-dives and discussion during meetings
•Ensure appropriate topics for consideration at meetings

•Continue to build Board’s awareness of analysts’ views of the industry by circulating key reports periodically
•Enhance tracking and reporting of key issues and actions taken during the year
•Continue to improve Board papers and minutes processes

Board, Committee and Directors’ effectiveness and performance
•Discussions amongst Directors are transparent, supportive and challenging
•Support for private sessions attended by Non-Executive Directors
•Board has sufficient visibility and clarity as to wider stakeholder interests in its decision-making processes

•Focus on forecast volumes in investment and capital expenditure proposals
•Increase focus on ESG matters to enable more detailed reviews on topics, including the 'Society 2030: Spirit of Progress' ambition, throughout the year

Culture, values and purpose
•Satisfaction with how values and expected behaviours have been communicated within the company and externally to stakeholders
•Strategy of the company is consistent with its purpose, values and ambition
•Demonstration of ethical leadership and display of the behaviours expected
•Strong sense of understanding of the 'Society 2030: Spirit of Progress' ambition, its five pillars, targets and progress
•Use ‘Pulse’ surveys to initiate sessions on culture from employees and other stakeholders’ perceptions

Workforce engagement statement
At Diageo we believe that our people are critical to our company’s success. In support of this, we place significant focus on sustaining high levels of employee engagement, and creating an environment where our people feel listened to.
To help us understand employees’ experience of working at Diageo, we listen to their views using both formal and informal channels.
Diageo’s workforce engagement initiative is an important formal channel for our Chairman and Non-Executive Directors to gather employee insights and feedback when it comes to Diageo’s culture, strategy and ways of working. It is also an opportunity for employees to have direct access to members of the Board.
On 1 July 2019, the Chairman was appointed the designated Non-Executive Director for workforce engagement on behalf of the Board, with sessions taking place throughout the year.
In line with this, in fiscal 22 the Chairman and our Non-Executive Directors met with 1,435 Diageo employees in 16 meetings, representing different levels, functions, and regions.
Most of these open and constructive sessions have been held virtually, however following the easing of Covid-19 travel restrictions in many parts of the world, during the second half of the fiscal year, the Chairman was also able to conduct four of these in person.
Sessions have been highly engaging and the Chairman, as well as our Non-Executive Directors, have valued the conversations which have highlighted many of the strong positive aspects of Diageo’s culture.

Governance (continued)
The themes emerging from these workforce engagement discussions are:
•Diageo’s advantaged culture was called out as a strong positive - and a source of pride - in a number of sessions, with inclusion and diversity, global brands and trust in leadership called out as key reasons.
•Diageo’s leadership in response to Covid-19 and the sense of pride that this has generated amongst colleagues was highlighted in several sessions.
•As a business we are doing more to give colleagues opportunities to work cross-functionally, something that they would like to see continue. There is also appetite for further exposure to global job opportunities.
•Some colleagues highlighted that we could do more to strengthen our culture of being bold and experimenting, for example by becoming better at discussing failures as well as successes.
•Colleagues mentioned that they feel positive towards the efforts made to simplify systems, tools and processes. They also highlighted that there are further opportunities to simplify as part of Diageo’s Radical Liberation initiative.
•Some colleagues highlighted positive changes in ways of working since the outbreak of the pandemic, including increased collaboration, flexibility and cross-functional working. However, it was also raised by some that workloads have felt increasingly demanding in the past two years.
•Our focus on 'Society 2030: Spirit of Progress' is seen as a positive. There is pride in how this not only enhances our reputation, but also how it provides Diageo with a platform to further engage with, and positively influence stakeholders in this space.
•It was acknowledged that Covid-19 has accelerated the focus on digital, data and e-commerce agendas within Diageo. There is a desire for the company to lead the way in this area in order to drive growth and meet our consumers’ and customers’ changing needs.
•Diageo’s drive for innovation was highlighted as a key strength in a number of markets and functions, with a desire to continue to do more.
The insights gathered from the workforce engagement sessions are reviewed and discussed periodically at Board meetings, something that helps to inform key decisions. This year, insights were also discussed as part of a culture session during the Annual Strategy Conference in May.
Insights from the workforce engagement sessions and other forms of engagement have helped ensure we listen and respond to the perspectives of our employees and identify specific areas to further enhance our employee experience.

Purpose, values and culture
Our advantaged culture at Diageo connects people's passion for our brands and purpose, drives ownership for performance, and is a key enabler in delivering our Performance Ambition. The ongoing evolution of our culture and capabilities is fundamental to successful talent attainment, engagement and retention, and therefore critical to our performance and growth. We have built a strong reputation for inclusion and diversity which, together with our 'Society 2030: Spirit of Progress' goals, has helped establish Diageo as an employer of choice to attract the very best talent. Through the Covid-19 pandemic, we have become more agile and resilient, enabled by flexible resource allocation as well as fuelling more measured risk taking and experimentation across the organisation. This culture is reinforced by Diageo's Code of Business Conduct which applies to all employees across the world and gives them tools and guidance to enable them to make the right choices and demonstrate the highest standards of integrity.
As set out in the schedule of matters reserved for the Board for decision, the Board is responsible for establishing Diageo’s purpose, values and culture. It therefore has a responsibility to monitor and assess how embedded Diageo's culture is and for ensuring that all policies and practices are aligned with its culture. There are a number of ways in which the Board monitors and assesses culture, including:
Site visits
Prior to the Covid-19 pandemic, Directors were encouraged wherever possible to visit the group’s offices, production facilities and sites so that they can get a better understanding of the business and interact with employees and the wider workforce. While during the pandemic travel was highly restricted, in more recent months site visits by Directors have resumed: Directors visited the company's new headquarters in London as well as its production facilities in Scotland and Ireland where they were able to see Diageo’s safety and sustainability processes, to talk with local management and workforce and to assess how effectively Diageo’s culture is communicated and embedded at all levels. As part of the Board's workforce engagement programme, the Chairman and other Non-Executive Directors regularly hold in-person and virtual meetings, townhalls and question and answer sessions with Diageo employees in different locations.
Employee surveys
The Board receives reports from the Chief HR Officer on the results of the company’s global annual ‘Your Voice’ survey, including levels of employee engagement, employee perceptions of Diageo’s purpose and of their line managers (including net promoter scores), and any themes raised. The survey results also give visibility of areas on which management must continue to focus, including continued simplification and process improvement work across the business.

Governance (continued)
SpeakUp allegation reporting
The Business Integrity team provides regular reports to the Audit Committee of allegations of breaches of the Code of Business Conduct and other group policies, including those received through our confidential and independent whistle-blowing service SpeakUp. These reports also include analyses of emerging trends, investigation status reports and closure rates, and summaries of actions taken. These reports enable the Directors to gain an understanding of common issues and action planning, as well as providing insights into how embedded Diageo’s purpose, values and culture are across its markets and functions.
For more details of the SpeakUp service, see pages 55 and 163.

Workforce engagement programme
Insights drawn from the Chairman’s annual programme of workforce engagement are also used by the Board to monitor and assess the culture of the company. In recent years the engagement programme has been expanded to enable other Non-Executive Directors to support the Chairman by directly engaging with employees from a variety of regions, functions and levels in the business. For more on workforce engagement, see pages 161-162.

Additional information
Internal control and risk management
An ongoing process has been established for identifying, evaluating and managing risks faced by the group. This process, which complies with the requirements of the Code, has been in place for the full financial year and up to the date the consolidated financial statements were approved and accords with the guidance issued by the FRC in September 2014, entitled ‘Guidance on Risk Management, Internal Control and Related Financial and Business Reporting’. The Board confirms that, through the activities of the Audit Committee described below, a robust assessment of the principal and emerging risks facing the company, including those that would threaten its business model, future performance, solvency or liquidity, has been carried out. These risks and their mitigations are set out above in the section of this Annual Report dealing with principal and emerging risks on pages 82 to 92.
The Board acknowledges that it is responsible for the company’s systems of internal control and risk management and for reviewing their effectiveness. The Board confirms that, through the activities of the Audit Committee described below, it has reviewed the effectiveness of the company’s systems of internal control and risk management. During the year, in line with the Code, the Board considered the nature and extent of the risks it was willing to take to achieve its strategic goals and reviewed the existing internal statement of risk appetite, which had been updated this year by the Executive Audit & Risk Committee and which was then considered and recommended to the Board by the Audit Committee. The Audit Committee review the company's principal risks regularly throughout the year in accordance with a schedule proposed by management with each such risk being reviewed by management in the Audit & Risk Commitee prior to it being considered by the Audit Committee. The Board also regularly reviews emerging and disruptive risks as part of its Annual Strategy Conference, held this year in May, from which a number of topics are identified for more detailed review by either the Board or the Audit Committee over the following 12 months. The company has in place internal control and risk management systems in relation to the company’s financial reporting process and the group’s process for the preparation of consolidated accounts. Further, a review of the contents of the company's public filings and disclosures, including its consolidated financial statements and non-financial disclosures, is completed by management through the Filings Assurance Committee to ensure that the contents of the company's interim and preliminary results announcements, Annual Report and Form 20-F appropriately reflect the non-financial and financial position and results of the group. Further details of this are set out in the Audit Committee report on pages 167-172.

Viability statement
In accordance with the Code, the Board has also considered the company’s longer-term viability, based on a robust assessment of its principal and emerging risks. This was done through the work of the Audit Committee which recommended the Viability statement to the Board. For further information about how the Board has reviewed the long-term prospects of the group, see page 46 of the Annual Report.

Going concern
Management has prepared cash flow forecasts which have also been sensitised to reflect severe but plausible downside scenarios taking into consideration the group's principal risks. In the base case scenario, management has included assumptions for mid-single digit net sales growth, operating margin improvement and global TBA market share growth. In light of the ongoing geopolitical volatility, the base case outlook and plausible downside scenarios have incorporated considerations for a slower post-pandemic economic recovery, supply chain disruptions, higher inflation and further geopolitical deterioration. Even under these scenarios, the group’s cash position is still expected to remain strong, as the group's liquidity was protected by issuing €1,650 million of fixed rate euro and £900 million of fixed rate sterling denominated bonds in the year ended 30 June 2022. Mitigating actions, should they be required, are all within management’s control and could include reductions in discretionary spending such as acquisitions and capital expenditure, as well as a temporary suspension of the share buyback programme and dividend payments in the next 12 months, or drawdowns on committed facilities. Having considered the outcome of these assessments, the Directors are comfortable that the company is a going concern for at least 12 months from the date of signing the group's consolidated financial statements.

Governance (continued)
Political donations
The group has not given any money for political purposes in the United Kingdom and made no donations to EU political organisations and incurred no EU political expenditure during the year. The group made contributions to non-EU political parties totalling £0.64 million during the year (2021 – £0.39 million). These contributions were made almost exclusively to federal and state candidate committees, state political parties and federal leadership committees in North America (consistent with applicable laws), where it is common practice to make political contributions. No particular political persuasion was supported and contributions were made with the aim of promoting a better understanding of the group and its views on commercial matters, as well as a generally improved business environment.

Directors' responsibilities in respect of the Annual Report, Form 20-F and financial statements
The Directors are responsible for preparing the Annual Report, the information filed with the SEC on Form 20-F and the group and parent company financial statements in accordance with applicable law and regulation. Company law requires the Directors to prepare financial statements for each financial year. Under that law, the Directors have prepared the group consolidated financial statements in accordance with UK-adopted international accounting standards and the parent company financial statements in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards, comprising FRS 101 ‘Reduced Disclosure Framework’, and applicable law). In preparing the group consolidated financial statements, the Directors have also elected to comply with International Financial Reporting Standards issued by the International Accounting Standards Board (IFRSs as issued by IASB). The group has also prepared its consolidated financial statements in accordance with international financial reporting standards adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union.
Under company law, the Directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the group and parent company and of the profit or loss of the group and parent company for that period. In preparing the financial statements, the Directors are required to:
•select suitable accounting policies and then apply them consistently;

•state whether applicable UK-adopted international accounting standards, IFRSs issued by IASB and international financial reporting standards adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union have been followed for the group financial statements and United Kingdom Accounting Standards, comprising FRS 101 ‘Reduced Disclosure Framework’ and applicable law have been followed for the parent company financial statements, subject to any material departures disclosed and explained in the financial statements;
•make judgements and accounting estimates that are reasonable and prudent; and
•prepare the financial statements on the going concern basis unless it is inappropriate to presume that the group and company will continue in business.
The Directors are responsible for safeguarding the assets of the group and parent company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities. The Directors are also responsible for keeping adequate accounting records that are sufficient to show and explain the group’s and parent company’s transactions and disclose with reasonable accuracy at any time the financial position of the group and parent company and enable them to ensure that the financial statements and the Directors’ Remuneration Report comply with the Companies Act 2006. The Directors are responsible for the maintenance and integrity of the corporate and financial information included on the company’s website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Governance (continued)
Management’s report on internal control over financial reporting
Management, under the supervision of the Chief Executive and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over the group’s financial reporting.
Diageo’s internal control over financial reporting includes policies and procedures that: pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with IFRS as issued by the International Accounting Standards Board (IASB), in accordance with international accounting standards in conformity with the requirements of the Companies Act 2006 and IFRS adopted by the UK, and IFRSs as adopted by the EU; provide reasonable assurance that receipts and expenditures are made only in accordance with authorisation of management and the directors of the company; and provide reasonable assurance regarding prevention or timely detection of any unauthorised acquisition, use or disposition of assets that could have a material effect on the consolidated financial statements.
Management has assessed the effectiveness of Diageo’s internal control over financial reporting (as defined in Rules 13(a)-13(f) and 15(d)-15(f) under the United States Securities Exchange Act of 1934) based on the framework in the document ‘Internal Control – Integrated Framework’, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in 2013. Based on this assessment, management concluded that, as at 30 June 2022, internal control over financial reporting was effective.
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
PricewaterhouseCoopers LLP, an independent registered public accounting firm, who also audit the group’s consolidated financial statements, has audited the effectiveness of the group’s internal control over financial reporting, and has issued an unqualified report thereon, which is included on pages 215 to 217 of this document.

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

Governance (continued)
Compliance with US corporate governance rules
Under applicable SEC rules and the NYSE’s corporate governance rules for listed companies, Diageo must disclose any significant ways in which its corporate governance practices differ from those followed by US companies under NYSE listing standards. Diageo believes the following to be the significant areas in which there are differences between its corporate governance practices and NYSE corporate governance rules applicable to US companies. This information is also provided on the company’s website at www.diageo.com.
•Basis of regulation: UK listed companies are required to include in their annual report a narrative statement of (i) how they have applied the principles of the Code and (ii) whether or not they have complied with the best practice provisions of the Code. NYSE listed companies must adopt and disclose their corporate governance guidelines. Certain UK companies are required to include in their annual report statements as to (i) how directors have complied with s.172 of the Act, which requires directors to promote the success of the company for the benefit of the members as a whole, having regard to the interests of stakeholders and (ii) how directors have engaged with and taken account of the views of the company’s workforce and other stakeholder groups. Diageo complied throughout the year with the best practice provisions of the Code and the disclosure requirements noted above, other than as described on page 190 of the Annual Report.
•Director independence: the Code requires at least half the Board (excluding the Chairman) to be independent Non-Executive Directors, as determined by affirmatively concluding that a Director is independent in character and judgement and determining whether there are relationships and circumstances which are likely to affect, or could appear to affect, the Director’s judgement. The Code requires the Board to state its reasons if it determines that a director is independent notwithstanding the existence of relationships or circumstances which may appear relevant to its determination. NYSE rules require a majority of independent directors, according to the NYSE’s own ‘brightline’ tests and an affirmative determination by the Board that the Director has no material relationship with the listed company. Diageo’s Board has determined that, in its judgement and without taking into account the NYSE brightline tests, all of the Non-Executive Directors are independent. As such, currently nine of Diageo’s eleven directors are independent.
•Chairman and Chief Executive: the Code requires these roles to be separate. There is no corresponding requirement for US companies. Diageo has a separate chairman and chief executive.
•Non-Executive Director meetings: NYSE rules require Non-Management Directors to meet regularly without management and independent directors to meet separately at least once a year. The Code requires Non-Executive Directors to meet without the Chairman present at least annually to appraise the Chairman’s performance. During the year, Diageo has complied with these requirements with independent Non-Executive Directors, including the Chairman, meeting without the Executive Directors present five times and independent Non-Executive Directors meeting without the Chairman or Executive Directors present twice.
•Board committees: Diageo has a number of Board committees that are similar in purpose and constitution to those required by NYSE rules. Diageo’s Audit, Remuneration and Nomination Committees consist entirely of independent Non-Executive Directors. Under NYSE standards, companies are required to have a nominating/corporate governance committee, which develops and recommends a set of corporate governance principles and is composed entirely of independent directors. The terms of reference for Diageo’s Nomination Committee, which comply with the Code, do not contain such a requirement. In accordance with the requirements of the Code, Diageo has disclosed on page 161 the results and means of its annual evaluation of the Board, its Committees and the Directors, and it provides extensive information regarding the Directors’ compensation in the Directors’ remuneration report on pages 176-209.
•Code of ethics: NYSE rules require a Code of Business Conduct and Code of Ethics to be adopted for directors, officers and employees and disclosure of any waivers for executive directors or officers. Diageo has adopted a Code of Business Conduct for all directors, officers and employees, as well as a Code of Ethics for Senior Financial Officers in accordance with the requirements of SOX. See page 170 for further details.
•Compliance certification: NYSE rules require chief executives to certify to the NYSE their awareness of any NYSE corporate governance violations. Diageo is exempt from this as a foreign private issuer but is required to notify the NYSE if any executive officer becomes aware of any non-compliance with NYSE corporate governance standards. No such notification was necessary during the period covered by this report.

Governance (continued)
Ensuring integrity across the business

Dear Shareholder
On behalf of the Audit Committee, I am pleased to present the Committee’s report for the year ended 30 June 2022.
The Audit Committee has carried out its duties during the year effectively and to a high standard, providing independent oversight with the support of management and external auditors.

During the year, the Committee discharged its role in monitoring and reviewing the integrity of the company’s financial statements and reporting, its internal control and risk management processes, its audit and risk activities, business conduct and integrity, whistleblowing and breach allegation investigations, and the appointment and performance of the external auditor. The Committee also reviewed the company's principal and emerging risks and its approach to risk appetite and mitigations, focussing this year in particular on key risks including cyber security, climate change, data privacy and developments in international taxation. The Committee recommended the addition of a new principal risk relating to supply chain disruption, which the Board has approved. We also received and reviewed regular reports on internal audits, business integrity and controls assurance work, breach allegation and investigation processes, as well as updates on the steps being taken to address internal audit findings and controls issues.
The Audit Committee has also been looking ahead towards potential future regulatory changes and developing best practice. In particular, we note the UK government's proposed reforms to the audit and corporate governance regime which were published on 31 May 2022 and which include the creation of a new regulator for the audit industry, requirements in relation to assurance of non-financial information and increased disclosure requirements in respect of internal controls. In anticipation of these reforms and under the supervision of the Committee, management has reviewed and implemented a number of changes in its approach to external reporting, including preliminary steps in determining the scope and contents of the company's audit and assurance policy. The Committee has also monitored initiatives of other regulatory authorities to provide investors with consistent, comparable and reliable information on climate-related and ESG matters. We are supportive of regulation which enables informed investment decisions and support efforts to encourage harmonisation across regulatory regimes.
The performance of the Audit Committee was evaluated this year as part of the broader Board evaluation, concluding that the Audit Committee’s performance over the past year had continued to be excellent. Further details of the evaluation, its recommendations and actions can be found on pages 161. We are committed to continue to focus on fulfilling our duties with diligence.

Alan Stewart
Chairman of the Audit Committee

Governance (continued)
Role and composition of the Audit Committee
The formal role of the Audit Committee is set out in its terms of reference, which are available at https://www.diageo.com/en/our-business/corporate-governance. The members of the Audit Committee are independent non-executive directors and it comprises Alan Stewart (Committee Chairman), Melissa Bethell, Karen Blackett, Susan Kilsby, Valérie Chapoulaud-Floquet, Sir John Manzoni, Lady Mendelsohn and Ireena Vittal. The Chairman of the Board, the Chief Financial Officer, the General Counsel & Company Secretary, the Group Controller, the Head of Global Audit & Risk (GAR), the Chief Business Integrity Officer, the General Counsel Corporate, the Group Chief Accountant and the external auditor regularly attend meetings of the Committee. The Audit Committee met privately with the external auditor, the Chief Business Integrity Officer and the Head of GAR regularly during the year. During the course of the year, the Committee met five times and its duly appointed subcommittee met once. Details of attendance of all Board and Committee meetings by Directors are set out on page 154.

Reporting and financial statements
During the year, the Audit Committee reviewed the interim results announcement, including the interim financial statements, the Annual Report and associated preliminary results announcement and Form 20-F, focussing on key areas of judgement and complexity, critical accounting policies, disclosures (including those relating to contingent liabilities, climate change and principal risks), viability and going concern assessments, provisioning and any changes required in these areas or policies. The Audit Committee has also focussed in particular on the company’s approach to assurance, internal approvals processes, and developments in climate change risk reporting. Building on the approach taken during the previous year in relation to reporting in compliance with the recommendations of the Task Force on Climate-related Financial Disclosures, during the year ended 30 June 2022 the company has undertaken further risk assessments and scenario analyses, and accordingly increased its climate-related disclosures as further set out on pages 58-79.
The company has in place internal control and risk management systems in relation to the company’s financial and non-financial reporting process including the group’s process for the preparation of consolidated financial statements. A review of the consolidated financial statements is completed by the Filings Assurance Committee (FAC) to ensure that the financial position and results of the group are appropriately reflected therein. In addition to reviewing draft financial statements for publication at the half and full year, the FAC is responsible for examining the company’s financial and non-financial information and disclosures, the effectiveness of internal controls relating to financial and non-financial reporting and disclosures, legal and compliance issues and determining whether the company’s disclosures are accurate and adequate. The FAC comprises senior executives such as the Chief Executive, the Chief Financial Officer, the General Counsel & Company Secretary, the General Counsel Corporate & Deputy Company Secretary, the Group Controller, the Group Chief Accountant, the Head of Investor Relations, the Head of GAR and the Chief Business Integrity Officer. The company’s external auditor also attends meetings of the FAC. As at the end of the period covered by the Form 20-F for the year ended 30 June 2022, the FAC, with the participation of the Chief Executive and Chief Financial Officer, carried out an evaluation of the effectiveness of the design and operation of disclosure controls and procedures. As of the date of the evaluation, the Chief Executive and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarised and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to management, including the Chief Executive and Chief Financial Officer, as appropriate to allow timely decisions regarding disclosure. The Audit Committee reviewed the work of the FAC and a report on the conclusions of the FAC process was provided to the Audit Committee by the Chief Financial Officer.

As part of its review of the company's Annual Report and associated disclosures, the Audit Committee has considered whether the report is ‘fair, balanced and understandable’ and provides the information necessary for shareholders to assess the company's position, performance, business model and strategy, as required by Principle N of the Code. In doing so, the Committee has noted the guidance issued by the FRC on this subject as well as best practice recommendations from external advisors. The Committee has considered factors such as whether the report includes descriptions of the business model, strategy and principal risks which are sufficiently clear and detailed to enable users to understand their importance to the company, whether the report is consistent throughout with the narrative reflecting the financial statements and understanding of directors during the year, that information is presented fairly, without omission of material information and not in a manner which might mislead users.

The Committee has also considered the presentation of GAAP and non-GAAP measures to ensure appropriate prominence is given to GAAP measures and that non-GAAP measures are presented consistently and can be clearly reconciled. The Audit Committee has also considered the governance and processes undertaken by management in drafting, developing and reviewing the contents of the Annual Report, which have been designed to ensure the robustness and adequacy of the information contained in it, including review by and input from senior executives, the company's advisors and through the work of the FAC. On this basis, the Audit Committee recommended to the Board that it could make the required statement that the Annual Report is ‘fair, balanced and understandable’.

External auditor
During the year, the Audit Committee reviewed the external audit strategy and the findings of the external auditor from its review of the interim results and its audit of the consolidated financial statements.

Governance (continued)
The Audit Committee reviews annually the appointment of the auditor (taking into account the auditor’s effectiveness and independence and all appropriate guidelines) and makes a recommendation to the Board accordingly. Any decision to open the external audit to tender is taken on the recommendation of the Audit Committee. There are no contractual obligations that restrict the company’s current choice of external auditor. Following the last tender process, PwC was appointed as auditor of the company in 2015. Richard Oldfield became the lead audit partner for the year ended 30 June 2021, following the rotation of the previous partner, and will remain as audit partner for the year ending 30 June 2023 onwards. The company is required to have a mandatory audit tender after 10 years and, as the Audit Committee considers the relationship with the auditors to be working well and remains satisfied with their effectiveness and the quality of audit work, their geographical and professional capabilities, the Audit Committee does not currently anticipate that it will conduct an audit tender before it is required to do so in 2025. The Audit Committee considers this to be in the best interests of the company’s shareholders for the reasons outlined above and will continue to monitor this annually to ensure the timing for the audit tender remains appropriate, taking into account the effectiveness and independence of the auditor.
The company has complied with the provisions of The Statutory Audit Services for Large Companies Market Investigation (Mandatory Use of Competitive Tender Processes and Audit Committee Responsibilities) Order 2014 (CMA Order) for the year ended 30 June 2022.

External auditor effectiveness and quality
The Audit Committee assesses the ongoing effectiveness and quality of the external auditor and audit process through a number of methods, commencing with identification of appropriate risks by the external auditor as part of its detailed audit plan presented to the Audit Committee at the start of the audit cycle. These risks were reviewed by the Committee and the work performed by the auditor was used to test management’s assumptions and estimates relating to such risks. The effectiveness of the audit process in addressing these matters was assessed through reports presented by the auditor to the Audit Committee which were discussed by the Committee at both the half-year, in January, and year-end, in July. Following completion of the audit process, feedback on its effectiveness was provided through review meetings with the company’s finance team and management and completion of questionnaires, in advance of management and the auditor providing assessments of auditor effectiveness and quality to the Audit Committee for consideration at its meeting in December. This year the questionnaire was updated to ensure more focus on the extent to which the auditor had challenged management. The auditor assessment includes consideration of the findings of the FRC's Audit Quality Review team, periodic regulatory review carried out by the PCAOB and the Quality Assurance Department of the Institute of Chartered Accountants in England and Wales, as well as benchmarking of the auditor as against its peers. This year, overall performance of the auditor was assessed as solid, with consistent strong feedback provided as to auditor independence, quality control processes, professional expertise, business knowledge and quality communication between auditors and management. Areas where continued focus was required included timely review and feedback on audit matters, better alignment in internal communication, resource continuity and use, and pro-activity in driving efficiencies and reducing overruns. It was concluded that the relationship between auditor and management was strong and open, with good visibility of senior PwC team members.
During the external audit, the auditor challenged management during the course of drafting the Annual Report in relation to whether disclosures as to the impact of certain risks in the financial statements were sufficiently linked to the risks and disclosures set out in the Strategic Report and whether there was sufficient balance in the Strategic Report, on management's approach taken in relation to impairment testing and on other judgmental matters such as pensions valuations and actuarial assumptions. The Audit Committee assessed these challenges and sought additional evidence from management in support of their assessments. For example, the Audit Committee requested that independent legal opinions were sought as to the treatment of potential surplus assets under the rules of the relevant scheme in light of relevant accounting standards.

Auditor independence
The group has a policy on auditor independence and on the use of the external auditor for non-audit services, which is reviewed annually, most recently in July 2022. This year there were minor changes to the policy’s contents, with amendments reflecting internal organisational changes. Under the auditor independence policy, any member of the PwC global network shall provide to the company, its subsidiaries or any related entity only permissible services, subject to the approval of the Audit Committee after it has properly assessed through its governance process the threats to independence and the safeguards applied in accordance with the FRC Ethical Standard and US Public Company Accounting Oversight Board rules. Any FRC permissible service to be provided by the auditor, regardless of the size of the engagement, must be specifically approved by the Audit Committee or its nominated delegate (being the Chairman of the Audit Committee) based on a defined scope of pre-approved services. The policy explicitly specifies the auditor independence review and approval mechanism process by the Committee for permissible engagements above the specified threshold of £100,000. Fees paid to the auditor for audit, audit-related and other services are analysed in note 3(b) to the consolidated financial statements. The nature and level of all services provided by the external auditor are factors taken into account by the Audit Committee when it reviews annually the independence of the external auditor. During the year, no non-audit services were provided by the external auditor to the company, its subsidiaries or any related entity other than personal tax services provided to two Non-Executive Directors and the provision of services in connection with the issuance of senior notes by a group company.

Governance (continued)
'Financial expert’, recent and relevant financial experience
The Board has satisfied itself that the membership of the Audit Committee includes at least one Director with recent and relevant financial experience and has competence in accounting and/or auditing and in the sector which the company operates, and that all members are financially literate and have experience of corporate financial matters. For the purposes of the Code and the relevant rule under SOX, section 407, the Board has determined that Alan Stewart is independent and may be regarded as an Audit Committee financial expert, having recent and relevant financial experience, and that all members of the Audit Committee are independent Non-Executive Directors with relevant financial and sectoral competence. See pages 145-149 and 154 for details of relevant experience of Directors.

Internal audit and controls assurance
The company’s internal GAR team undertakes an annual audit and risk plan by delivering a series of internal assurance and audit assignments across a variety of markets, processes, business units and functions. On the conclusion of each assignment, GAR issues a report on its findings which may also include an overall rating as to the status of the market, process or function being audited, detailed reasons for the rating and actions to be taken within a specific timetable. The Audit Committee receives regular reports from the Head of GAR on the latest reports issued.
This year GAR adapted its processes and audit design to undertake a number of audits of the group's end-to-end processes and procedures in addition to more customary market or functional audits. Increasingly during the year, GAR undertook audits in person as travel restrictions were lifted in a number of key markets. The Audit Committee assesses the effectiveness of GAR by reviewing its annual audit plan at the start of the financial year, monitoring its ongoing quality throughout the year, and assessing completion rates and feedback provided following completion of the annual audit plan. Having carried out this assessment, the Audit Committee is of the view that the quality, experience and expertise of GAR is appropriate for the business.
The company operates a global controls assurance programme for controls in each market and function, which monitors compliance with and effective operation of the company’s controls framework. The Audit Committee receives regular reports on the status of the controls assurance plan, actions taken to enhance controls design and effectiveness, awareness training provided to employees, testing results and trends analysis derived from the company’s integrated risk management system. During this year, the oversight and responsibility for operating the global controls assurance programme was integrated with the internal audit function. The Committee also reviewed and approved changes to the principal risk descriptions and risk footprint, including the elevation of Supply Chain Disruption as a separate principal risk, as further described on page 83.

Business Integrity programmes
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

Senior financial officers’ code of ethics
In accordance with the requirements of SOX and related SEC rules, Diageo has adopted a code of ethics covering its Chief Executive, Chief Financial Officer, and other senior financial officers. During the year, no waivers were granted in respect of, this code of ethics. The full text of the code of ethics is available at https://www.diageo.com/en/our-business/corporate-governance. Both the Audit & Risk Committee and the Audit Committee regularly review the strategy and operation of the Business Integrity programme through the year.

Governance (continued)
Committee activities
Details of the main areas of focus of the Audit Committee during the year include those summarised below:

Areas of focus		Strategic priority	Strategic outcome
Corporate reporting	•Half and full year external reporting updates •Interim and preliminary results review and approval •Annual Report and consolidated financial statements, Form 20-F review and approval
Internal controls	•GAR updates •Business Integrity updates including breach and reporting update •Controls testing update and s. 404 assessment
External audit and assurance
•Report on external audit at half and full year periods
•Insights and observations on reporting review
•Auditor independence and non-audit work reviews
•Auditor independence policy review
•Review of management representation letters
•Appointment of auditor and review of terms of engagement and fees
•Auditor performance and effectiveness review and assessment

Risk management	•Principal and emerging risk reviews and tracking •Risk updates, including group risk footprint and risk appetite review and approvals •Litigation, cyber and tax risk reviews

Strategic priorities			Strategic outcomes
Sustain quality growth	Invest smartly	Champion inclusion and diversity	Efficient growth	Credibility and trust
Embed everyday efficiency	Promote positive drinking	Pioneer grain-to-glass sustainability	Consistent value creation	Engaged people

Governance (continued)
Significant issues and judgements
Significant issues and judgements that were considered in respect of the 2022 financial statements are set out below. Our consideration of issues included discussion of the critical audit matters as outlined in the independent auditors’ report.

Matter considered	How the Audit Committee addressed the matter
The nature and size of any one-off items impacting the quality of the earnings and cash flows.	The Audit Committee assessed whether the related presentation and disclosure of those items in the financial statements were appropriate based on management’s analysis, and concluded that they were.
Items that were to be presented as exceptional. Refer to note 4 of the Financial Statements.	The Audit Committee assessed whether the reporting of those items as exceptional was in line with the group’s accounting policy, and that sufficient disclosure was provided in the financial statements, and concluded that they were.
Whether the carrying value of assets, in particular intangible assets, was supportable. Refer to notes 6, 9 and 10 of the Financial Statements.	The Audit Committee reviewed the key assumptions and result of management's impairment assessments that were performed during the year, and the methodology applied in conducting impairment assessments. The Committee was provided with information about the carrying amounts and the key assumptions incorporated in management’s estimate of discounted cash flows. The Committee reviewed the key assumptions used in the impairment testing, including management’s cash flow forecasts, growth rates and the discount rate used in value in use calculations and agreed they were appropriate. The Committee agreed with management’s judgements regarding the McDowell’s No.1 and Bell’s brands, which resulted in the recognition of impairment of £317 million in the year ended 30 June 2022. The Committee agreed that the recoverable amount of the company’s other assets was in excess of their carrying value and that appropriate disclosure was provided with respect to assets impaired, and whose value is more sensitive to changes in assumptions.
The group’s more significant tax exposures and the appropriateness of any related provisions and financial statement disclosures.
Refer to page 44 of 'Our principal risks and risk management' and note 7 of the Financial Statements.
The Audit Committee agreed that disclosure of tax risk appropriately addresses the significant change in the international tax environment, and that appropriate provisions and other disclosure with respect to uncertain tax positions were reflected in the financial statements.
The appropriateness of the valuation of post employment liabilities, and the recognition of any surplus. Refer to note 14 of the Financial Statements.	The measurement of post employment liabilities is sensitive to changes in long-term interest rate, inflation and mortality assumptions. Having reviewed management’s papers setting out key changes to actuarial assumptions, the Audit Committee agreed that the assumptions used in the valuation are appropriate. The Committee reviewed management’s assessment of the economic benefit available as a refund of the surplus or as a reduction of contribution and the key judgments made in respect of the surplus restriction and concluded that those judgments were appropriate. The Committee reviewed and concluded that sufficient disclosures were provided in the financial statements.
Significant legal matters impacting the group. Refer to note 19 of the Financial Statements.	The Committee agreed that adequate provision and/or disclosure have been made for all material litigation and disputes, based on the current most likely outcomes, including the litigation summarised in note 19 of the Financial Statements.
Accounting for business combinations. Refer to note 8 of the Financial Statements.	Diageo acquired 21Seeds on 31 March 2022 and completed a number of other smaller acquisitions during the year ended 30 June 2022, for an aggregate consideration of £162 million. As at the completion date of these acquisitions, Diageo performed valuation of the identifiable assets and liabilities and the resulting goodwill. The purchase price allocation exercises are subject to management’s judgment and estimates, including forecast cash flows, buyer specific synergies and the applicable discount rates used in valuations. The Committee reviewed management’s purchase price allocations and the disclosures provided in the Financial Statements and concluded they were appropriate.
The application of hyperinflationary accounting in Turkey. Refer to note 1 of the Financial Statements.	Hyperinflationary accounting became applicable to Turkey in the year ended 30 June 2022. The Audit Committee agreed with management’s analysis of Turkey becoming a hyperinflationary economy. The Audit Committee reviewed and agreed with management’s assessment of the hyperinflation adjustments and the presentation and disclosures made. The Committee reviewed and agreed with the recognition of the restatement of non-monetary items at the beginning of the reporting period, including the impairment of the restated non-current assets recognised, within equity. The Committee reviewed the disclosures in respect of hyperinflationary accounting, and concluded they were appropriate.
Whether the Annual Report is fair, balanced and understandable.	The Audit Committee concluded that the Annual Report, taken as a whole, is fair, balanced and understandable and provides the information necessary for shareholders to assess the company’s performance, business model and strategy and that there is an appropriate balance between statutory (GAAP) and adjusted (non-GAAP) measures ensuring equal prominence.
The impact of climate change on the group’s financial reporting and financial statements.
Refer to pages 58 to 65 of 'Responding to climate-related risks' and note 1 and note 9 of the Financial Statements.
The Audit Committee agreed that the disclosures on pages 58 to 65 made in response to the recommendations of the Task Force on Climate-related Financial Disclosures are appropriate and that the assumptions used in the financial statements are consistent with these disclosures.

Governance (continued)
Nomination Committee report

Championing our talent strategy

Dear Shareholder
I am pleased to provide the report of the Nomination Committee for the year ended 30 June 2022.
The Committee is responsible for succession planning for the Board, maintaining a pipeline of strong candidates for potential nomination as Non-Executive Directors and Executive Directors, while also ensuring robust succession planning and talent strategy for the Executive Committee. During this year, the Committee has recommended the appointment of Karen Blackett as Non-Executive Director, who joined the Board on 1 June 2022. Karen brings to the Board her extensive experience of the media, marketing and creative industries, and is a passionate advocate for inclusion, diversity and creating opportunities for all. Karen's appointment had been made following a detailed market review assisted by Egon Zehnder, an independent executive search agency.
As travel restrictions eased over the course of the year, we resumed office and production facility visits and tours for Board members, in particular those Directors who had joined the Board since the beginning of the pandemic, who had the opportunity to visit key distilleries, packaging facilities, maturation sites and other production plants in Scotland as well as the Guinness Storehouse and brewery in Ireland.

This year the Committee also managed the evaluation of the effectiveness of the Board, its Committees, members and processes. Further details, including the review’s conclusions, recommendations and actions as presented to the Board in January 2022, are set out on page 161.

The Committee has also been involved in reviewing talent planning and succession of Executive Committee membership, with a number of changes being approved during the year. Tom Shropshire assumed the role of General Counsel & Company Secretary in September 2021, Louise Prashad was appointed Chief HR Officer in January 2022 and Dayalan Nayager was appointed President, Africa following John O'Keeffe's appointment as President, Asia-Pacific in July 2022. More recently, we announced the appointment of Debra Crew as Chief Operating Officer with responsibility for driving continuing performance momentum across Diageo's markets and supply operations, and of Claudia Schubert as President, North America, effective 1 October 2022. I congratulate all those who have joined the Board or Executive Committee in the past year and those who will do so shortly.

Javier Ferrán
Chairman of the Nomination Committee

Role and composition of the Nomination Committee
The Nomination Committee is responsible for keeping under review the composition of the Board and succession to it, reviewing succession planning for key Executive Committee roles, and succession planning and overall talent strategy for senior leadership positions, including in relation to ensuring and encouraging diversity in leadership positions. It makes recommendations to the Board concerning appointments to the Board. More details on the role of the Nomination Committee are set out in its terms of reference which are available at
https://www.diageo.com/en/our-business/corporate-governance.
The Nomination Committee comprises Javier Ferrán (Committee Chairman), Melissa Bethell, Karen Blackett, Susan Kilsby, Valérie Chapoulaud-Floquet, Sir John Manzoni, Lady Mendelsohn, Alan Stewart and Ireena Vittal.

Recruitment and election procedures
The recruitment process for Non-Executive Directors includes the development of a candidate profile and the engagement of Egon Zehnder, a professional search agency (which has no connection with the company other than acting as an executive search agency) specialising in the recruitment of high-calibre candidates for non-executive and executive roles. In the case of Executive Director or Executive Committee appointments, an executive leadership assessment is carried out by an external professional agency. Reports on potential appointees are provided to the Committee, which, after careful consideration, makes a recommendation to the Board. In determining its recommendations, the Committee has regard to a broad range of factors including the candidate’s background, skillset and experience, their ability to express independent judgement and participate across a broad range of topics, including on sustainability and societal matters, their ability to devote sufficient time to the company and whether their appointment would contribute towards the Board’s diversity objectives.
Any new Directors are appointed by the Board and, in accordance with the company’s articles of association, they must be elected at the next AGM to continue in office. All existing Directors retire by rotation and stand for re-election every year. While the company’s policy is for all Directors to attend the AGM, either physically or by video conference as permitted by the company's Articles of Association. Details of attendance of all Board and Committee meetings by Directors are set out on page 154.

Governance (continued)
External appointments

While the Board does not have a written policy as regards the maximum number of other appointments that Directors should have, before recommending new appointments to the Board, the Nomination Committee considers other demands on candidates’ time. As a general principle, the Committee takes the view that Non-Executive Directors should have no more than four, and Executive Directors no more than one, listed mandates in addition to their role as a director of the company. For example, the Committee concluded that Karen Blackett had sufficient time to devote to the company due to the majority of her external appointments being with industry bodies, charitable or public institutions. Once appointed, any proposed additional external appointments are also reviewed by the Nomination Committee to ensure that the additional demands on a director’s time will not impact on the director’s ability to perform his or her role as a director of the company before the additional appointment is recommended for approval by the Board. Directors’ interests are reviewed and updated at each Board meeting. The Board has concluded that each Non-Executive Director has sufficient time to discharge their duties as a director of the company, taking into consideration their external appointments and commitments.

Induction and training
With the easing of travel restrictions during the year, we have reverted to more customary induction processes for newly appointed directors. In addition to individual meetings with Executive Committee members and other senior executives, Directors who have joined the Board since the beginning of the pandemic have had the opportunity to visit a number of the company’s production facilities and offices in London, Scotland and Ireland. These include the company's new head office in London, the Guinness Storehouse and St James's Gate Brewery in Dublin, the group's spirits production facilities and archives in Scotland.
Induction programmes for new Directors are tailored to suit the particular background and experience of the individual Director, with the Committee advising on priorities for that individual and tracking induction activity. These induction processes supplement existing practices whereby a continuing understanding of the business is developed through appropriate business engagements for Non-Executive Directors such as visits to customers, engagements with employees, and brand events worked into the annual cycle of Board meetings.
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
•the consideration of the talent pipeline for potential new appointments to the Board including the selection and recommendation as to the appointment of a new Board member;
•the design and conduct of the annual review of Board, committee and individual Director effectiveness and performance and a review of the findings of the review and recommended actions;
•consideration and approval of the report of the Committee in the company’s Annual Report and consolidated financial statements for the year ended 30 June 2022;
•consideration and recommendation to the Board of proposed changes in Directors’ outside interests and any potential conflicts of interest; and
•a review of the succession plans for Executive Committee roles, including potential candidates for such roles, their backgrounds and experience, and how such candidates would contribute towards the company's diversity objectives.

Evaluation
As part of the annual Board evaluation, all members of the Nomination Committee participated in an evaluation of the Committee. This concluded that the Committee was effective and that the Board was satisfied with its performance, that its remit and scope was sufficient, and that the Committee was effective in maintaining a suitable pipeline of talent for non-executive roles and in monitoring succession planning for executive director and senior management roles. Further details of the evaluation can be found on page 161.

Governance (continued)
Diversity
The Board has a longstanding commitment to prioritise diversity and supports the recommendations of the FTSE Women Leaders Review (previously the Hampton-Alexander Review) on gender diversity and the Parker Review on ethnic diversity. The Board Diversity Policy sets out specific objectives with parity between male and female members of the Board being the ultimate goal in terms of gender diversity, with a commitment to have no less than 40% female representation on the Board, and having at least one Director reflecting ethnic diversity as defined in accordance with the Parker Review. The Committee is pleased to confirm that both these objectives have currently been met. The Board Diversity Policy also sets out the Board’s support for management’s actions to increase the proportion of senior leadership roles held by women and by people from minority backgrounds and other under-represented groups. As at 30 June 2022, the percentage of women on the Executive Committee and their direct reports is 40%.

ETHNIC DIVERSITY DEFINITIONS
•    Directors are defined as all non-executive and executive directors appointed to the Board.
•    Directors of colour are defined in accordance with the Parker Review definitions as those "who identify as or have evident heritage from African, Asian, Middle Eastern, Central and South American regions".
All data above is given as at the last practicable date prior to publication of this report, being 27 July 2022.

Governance (continued)
Annual statement by the Chairman of the Remuneration Committee
"It has been another year of robust performance for Diageo, with the organisation continuing to show resilience and creativity in an ongoing volatile environment."

Dear Shareholder
I am pleased to present the Directors' remuneration report for the year ended 30 June 2022, which contains:
•The current Directors’ remuneration policy, which was approved at the AGM on 28 September 2020; and
•The annual remuneration report, describing how the policy has been put into practice during 2022, and how the policy will be implemented in 2023.

Business performance
As mentioned elsewhere in the Annual Report, Diageo has delivered a strong set of financial results for 2022. Organic net sales grew at double-digit rates and, in an environment of high-cost inflation, the company implemented strategic price increases across all regions while continuing to grow volume and market share. Operating margin expanded and cash generation continues to be robust, with £2.8 billion of free cash flow delivered in the year and an increase in return on invested capital to 16.8%.
The organisation has continued to show resilience, skill, creativity, focus and determination during what has remained an uncertain time. Employee engagement has remained very high, the company has continued to invest for long-term growth in its brands and portfolio and has maintained focus on delivering the key sustainability milestones underpinning ‘Society 2030: Spirit of Progress’. Again this year, Diageo has not participated in any furloughing schemes or initiated any widespread lay-offs as a result of ongoing impacts of the Covid-19 pandemic. The company has continued to provide support to its employees, customers and the communities in which it operates.

Looking back at decisions made during the year
Incentive outcomes
In determining annual and long-term incentive outcomes, the Remuneration Committee reviews not only the financial outcomes against targets set, but also considers Diageo’s holistic performance. It assesses market share gains, financial performance relative to our Alcoholic Beverages and TSR peer groups, progress made towards our ‘Society 2030: Spirit of Progress’ goals and employee engagement, among other factors. It also considers the experience of shareholders over the applicable performance period, including the company’s TSR performance relative to our peer group.
Following this review, the Remuneration Committee concluded that the financial measure outcomes for both the annual and long-term incentives were fair reflections of overall business performance in testing market conditions during the relevant performance periods. Consequently, the Committee did not exercise discretion to alter the incentive outcomes.
In setting the 2022 annual incentive, the Committee returned to annual targets, having set two half-yearly targets for the previous year, which reflected the significant uncertainty and volatility facing the business at that time. The company’s performance in 2022 resulted in maximum achievement for all three financial measures despite the very stretching nature of performance required to achieve the maximum payouts - which reflected higher growth percentages than pre-Covid-19 pandemic levels for net sales and operating profit. The Individual Business Objective (IBO) outcomes for the CEO and CFO reflect an assessment of the achievement of critical business and ESG related milestones. Further detail is set out on page 186.

Overall annual incentive payouts were 93.75% of maximum for Ivan Menezes and 90.0% of maximum for Lavanya Chandrashekar, with one-third being deferred into Diageo shares for three years.
The 2019 long-term incentive plan targets were set in the summer of 2019 before the Covid-19 pandemic and therefore reflect the company’s growth plan at that time. Following an assessment of performance against the targets, the vesting outcome for the 2019 performance share awards, which will vest in September 2022, is 59.3% of maximum for the CEO and 59.8% of maximum for the CFO. Share options for the CEO will vest at 61.5% of maximum.
The Committee believes that the incentive plans continue to drive the desired behaviours to support the company’s values and strategy and that the Directors’ remuneration policy has operated as intended in 2022.

Looking forward to the year ahead
The Committee approved base salary increases of 3% for Ivan Menezes and Lavanya Chandrashekar, effective 1 October 2022. These increases reflect strong performance and are below the 2022 salary increase budgets for the UK and US for the wider employee population and are consistent with external market salary increases for executive directors in the current environment.
As previously communicated, Ivan Menezes’ pension contribution will reduce from 20% to 14% of salary effective 1 January 2023, ensuring full alignment of executive director pension contributions with the UK workforce. The CFO’s pension contribution has been 14% since joining the Board on 1 July 2021.
The structure and performance measures for the annual and long-term incentives remain unchanged for 2023 as these continue to align with the company’s strategy.

Governance (continued)
Alignment of incentives with strategy / global market competitiveness
Our ambition is to be one of the best performing, most trusted and respected consumer companies in the world. Our strategic priorities to drive the company forward are unchanged: sustain quality growth, embed everyday efficiency, invest smartly, promote positive drinking, champion inclusion and diversity and pioneer grain-to-glass sustainability.
The performance measures in the incentive plans align with the strategy and the key performance indicators on pages 47-49. The financial measures for the annual incentive focus on net sales growth, operating profit (both of which represent critical measures of growth for Diageo) and operating cash conversion (which recognises the criticality of strong cash performance and cash containment, particularly in the current challenging market conditions). The IBO component adds focus on key individual strategic and financial objectives.

Remuneration principles
The approach to setting executive remuneration continues to be guided by the remuneration principles set out below. The Committee considers these principles carefully when making decisions on executive remuneration in order to strike the right balance between risk and reward, cost and sustainability, and competitiveness and fairness.

The company has a strategy to grow and leverage its leaders globally given the international nature of the business. We also need to have the right tools in place to source talent globally and the increasingly restrictive corporate governance environment in the United Kingdom presents some challenges when considered against the significantly higher pay norms in the United States and other parts of the world, particularly given the increasing international mobility of the senior talent pool.

Long-term value creation for shareholders and pay for performance remains at the heart of our remuneration policy and practices. Attracting and nurturing a vibrant mix of talent with a range of backgrounds, skills and capabilities enables Diageo to grow and thrive, and ultimately to deliver our Performance Ambition. Remuneration remains a key part of attracting and retaining the best people to lead our business, balanced against the need to ensure our packages are appropriate and fair in the business and wider employee context, delivering market-competitive pay in return for high performance against the company’s strategic objectives.

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
Winning best talent
Having market-competitive total remuneration with an appropriate balance of reward and upside opportunity allows us to attract and retain the best talent from all over the world, which is critical to our continued business success.
Consideration of stakeholder interests
Executives are focused on creating sustainable share price growth. The requirement to build significant personal shareholdings in Diageo, and to hold long-term incentive awards for two years post-vesting encourages executives to think and act like owners. Decisions on executive remuneration are made with consideration of the interests of the wider workforce and other stakeholders, as well as taking account of the external climate.

The measures under the long-term incentive plans continue to reflect the company’s strategic priorities and key drivers of long-term growth by incorporating organic net sales, organic profit before exceptional items and tax, free cash flow, TSR and key Environmental, Social and Governance (ESG) measures (greenhouse gas reduction, water efficiency, positive drinking and gender and ethnic diversity).
Global pay competitiveness is another key remuneration principle for the company. Attracting and retaining key talent is critical for our business and remuneration is an important aspect of being able to meet our talent objectives. As we operate in a global talent market, the Committee takes into account global pay practices, including the US market, when reviewing executive pay. Global pay competitiveness has been considered by the Committee in the context of a number of changes in the Executive Committee during the year.

Governance (continued)
In summary
Diageo’s strong performance in ongoing challenging market conditions is reflected in the incentive outcomes and the decisions the Committee has made, which it considers are in line with the company’s philosophy of delivering market competitive pay in return for high performance against the company’s strategic objectives.
The Committee is interested in the views of shareholders and their representative bodies and values their ongoing engagement on remuneration matters. As our Directors’ remuneration policy is due for renewal at the 2023 AGM, I look forward to engaging with shareholders and institutional advisors in the coming year.
I hope that you will join the Board in approving the advisory resolution on the Directors' remuneration report at the AGM on 6 October 2022.

Susan Kilsby
Non-Executive Director and Chair of the Remuneration Committee

Governance (continued)

Remuneration at a glance
	Salary	Allowances and benefits	Annual incentive	Long-term incentives	Shareholding requirement
Purpose and link to strategy	– Supports the attraction and retention of the best global talent with the capability to deliver Diageo’s strategy	– Provision of market-competitive and cost-effective benefits supports attraction and retention of talent	– Incentivises delivery of Diageo’s financial and strategic targets – Provides focus on key financial metrics and the individual’s contribution to the company’s performance	– Rewards consistent long-term performance in line with Diageo’s business strategy – Provides focus on delivering superior long-term returns to shareholders	– Ensures alignment between the interests of Executive Directors and shareholders
Key features	– Normally reviewed annually on 1 October – Salaries take account of external market and internal employee context	– Provision of competitive benefits linked to local market practice
– Maximum company pension contribution is 14% of salary for new Executive Director appointments, which is aligned to the offering for the wider workforce in the United Kingdom	– Target opportunity is 100% of salary and maximum is 200% of salary
– Performance measures, weightings and stretching targets are set by the Remuneration Committee
– Subject to malus and clawback provisions
– Executive Directors defer one-third of earned bonus payment into Diageo shares held for three years, which first took effect on the bonus for the year ended 30 June 2021
– Remainder paid out in cash after the end of the financial year	– Annual grant of performance shares and share options
   – CEO award up to 500% of salary
   – CFO award up to 480% of salary
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
Planned for year ending 30 June 2023	– 3% salary increase for the CEO and CFO, slightly below the annual salary budgets for the wider workforce in the United Kingdom and the United States	– Allowances and benefits unchanged from prior year
– Company pension contribution:
   – CEO 20% of salary until 1 January 2023, at which point the CEO's pension contribution will reduce to 14% of salary
– CFO 14% of salary	– Targets will be set for the full year
– For the year ending 30 June 2023, measures on net sales growth, operating profit growth and operating cash conversion, 80% in total weighted equally, with remaining 20% on individual objectives	– Performance measures on net sales growth, relative TSR, cumulative free cash flow, profit before exceptional items and tax and ESG
				– Size of long-term incentive award opportunity is unchanged from prior year	– No change to shareholding requirement
Implementation in year ended 30 June 2022	– 3% salary increase for the CEO in line with wider workforce in the United Kingdom and the United States in 2021 – CFO appointed 1 July 2021 No salary increases post appointment in 2021	– Allowances and benefits unchanged from prior year – Company pension contribution: – CEO 20% of salary – CFO 14% of salary	- Full year targets resumed for year ended 30 June 2022.
– Payout of 100% of maximum for the financial elements of the plan
– Total payout of 93.75% of maximum for the CEO and 90.0% of maximum for the CFO	– Vesting of 2019 performance shares at 59.3% of maximum for Ivan Menezes and 59.8% of maximum for Lavanya Chandrashekar
				– Vesting of 2019 share options at 61.5% of maximum for Ivan Menezes. The CFO was not in her current role in 2019 and does not hold a share option award for that year	– As at 30 June 2022, CEO shareholding of 3,093% of salary – As at 30 June 2022, CFO (Lavanya Chandrashekar) shareholding of 31% of salary (has until 1 July 2026 to meet requirement)
Implementation in year ended 30 June 2021	– No salary increase for Executive Directors or Executive Committee members. Exceptional salary increases only (e.g. on promotion) for the wider workforce	– Allowances and benefits unchanged from prior year – Company pension contribution: – CEO 20% of salary – CFO 20% of salary	– Targets set over two half-year periods – Payout of 100% of maximum for the financial element of the plan – Total payout of 93.75% of maximum for the CEO and 91.3% of maximum for the CFO	– Vesting of 2018 performance shares at 29.3% of maximum – Vesting of 2018 share options at 10% of maximum	– CEO shareholding 2,735% of salary – CFO (Kathryn Mikells) shareholding 868% of salary

Proportionality and management of risk
The structure of Diageo’s executive remuneration package ensures that executives have a vested interest in delivering performance over the short and long-term. There is a three-year deferral of one-third of the annual incentive payout into shares, a two-year retention period on any vested awards under the long-term incentive plan and a post-employment shareholding requirement that applies for two years after leaving the company. The performance, retention and clawback periods for each element of remuneration are outlined below.

Governance (continued)
Pay for performance at a glance
The charts below show performance outcomes against targets for the long-term and annual incentive plans. Targets under both incentive plans are set with reference to Diageo’s strategic plan and the historical and forecasted performance of Diageo and its peers.

Long-term incentives (for the period 1 July 2019 to 30 June 2022)

Annual incentive (for the period 1 July 2021 to 30 June 2022)

Historic reward outcomes under the annual and long-term incentive plans over the past five years are shown below. Vesting outcomes under the long-term incentive plan are shown against annualised total shareholder return for the three-year period ended in the year of vesting (i.e. annualised TSR for the three years ended 30 June 2022 is shown against the vesting outcome for the 2019 long-term incentive awards vesting in 2022). Outcomes against annual incentive financial measures are shown against organic operating profit growth for each respective financial year, as disclosed in prior-year annual reports.

Governance (continued)
Remuneration Committee Governance

Remuneration Committee

Over the year, the Remuneration Committee has consisted of the following independent Non-Executive Directors: Susan Kilsby, Melissa Bethell, Valérie Chapoulaud-Floquet, Sir John Manzoni, Lady Mendelsohn, Alan Stewart and Ireena Vittal. Karen Blackett joined the Committee on 1 June 2022. Susan Kilsby is the Chair of the Remuneration Committee and also the Senior Independent Director. The Chairman of the Board and the Chief Executive may, by invitation, attend Remuneration Committee meetings except when their own remuneration is being discussed. Diageo’s Chief Human Resources Officer and Global Performance and Reward Director are also invited by the Remuneration Committee to provide their views and advice. The Chief Financial Officer may also attend to provide performance context to the Committee during its discussions about target setting and incentive outcomes. Members of the Committee attended all meetings during the year which they were eligible to attend - full details are disclosed in the corporate governance report on page 90.
The Remuneration Committee’s principal responsibilities are:
•making recommendations to the Board on remuneration policy as applied to the Executive Directors and the Executive Committee;
•setting, reviewing and approving individual remuneration arrangements for the Chairman of the Board, Executive Directors and Executive Committee members, including terms and conditions of employment;
•determining arrangements in relation to termination of employment of the Executive Directors and other designated senior executives;
•making recommendations to the Board concerning the introduction of any new share incentive plans which require approval by shareholders;
•ensuring that remuneration outcomes are appropriate in the context of underlying business performance, that remuneration practices are implemented in accordance with the approved remuneration policy, and that remuneration does not raise environmental, social and governance issues by inadvertently incentivising irresponsible behaviour; and
•reviewing workforce pay and related policies and the alignment of incentives with culture.
Full terms of reference for the Remuneration Committee are available in the corporate governance section of the company's website and on request from the Company Secretary.
The Committee has considered the remuneration policy and practices in the context of the principles of the Corporate Governance Code, as follows
Clarity – the Committee engages regularly with executives, shareholders and their representative bodies in order to explain the approach to executive pay;
Simplicity – the purpose, structure and strategic alignment of each element of pay has been clearly laid out in the remuneration policy;
Risk – there is an appropriate mix of fixed and variable pay, and financial and non-financial objectives, and there are robust measures in place to ensure alignment with long-term shareholder interests, including the DLTIP post-vesting retention period, shareholding requirement, bonus deferral into shares and malus and clawback provisions;
Predictability-the pay opportunity under different performance scenarios is set out on page 188 of this report;
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

External advisors
During the year ended 30 June 2022, the Remuneration Committee received advice on executive remuneration from Deloitte. Deloitte was appointed by the Committee in May 2019, following a comprehensive tendering process with several consulting firms. Deloitte is a founding member of the Remuneration Consultants Group and adheres to its code in relation to executive remuneration consulting. The Committee requests Deloitte to attend meetings periodically during the year and is satisfied that the advice it has received has been objective and independent.
Deloitte provides unrelated services to the company in the areas of immigration services and management consultancy. During the year, Deloitte supported the Committee in providing: insights into external remuneration trends and best practice, advice on the level of stretch in the long-term incentive targets and periodic updates on the TSR of Diageo and its peer companies for outstanding DLTIP

Governance (continued)
performance cycles. The fees paid to Deloitte in fiscal 22 for advice provided to the Committee were £130,500 and were determined on a time and expenses basis.
The Committee is satisfied that the Deloitte engagement partners and teams that provide remuneration advice to the Committee do not have connections with Diageo that may impair their independence. The Committee reviewed the potential for conflicts of interest and judged that there were appropriate safeguards against such conflicts.
Statement of voting
The following table summarises the details of votes cast in respect of the resolutions on the Directors’ remuneration policy at the 2020 AGM and the Directors' remuneration report (excluding the policy) at the 2021 AGM.

		For	Against	Total votes cast	Abstentions
Directors’ remuneration policy[1]	Total number of votes	1,644,443,671	121,538,951	1,765,982,622	3,321,427
	Percentage of votes cast	93.12%	6.88%	100%	n/a
Directors' remuneration report (excluding the policy)[2]	Total number of votes	1,661,293,734	68,483,076	1,729,776,810	23,650,135
	Percentage of votes cast	96.04%	3.96%	100%	n/a
1.As shown on pages 89 – 94 of the 2020 Annual Report
2.As shown on pages 104 – 110 and 117 - 128 of the 2021 Annual Report

The Committee was pleased with the level of support shown for the Directors' remuneration policy and Directors' remuneration report, and appreciates the active participation of shareholders and their representative advisory bodies in consulting on executive remuneration matters

Approach to stakeholder engagement
The Committee is interested in the views of investors and maintains an ongoing dialogue with a broad group of shareholders and institutional advisors on remuneration matters. In July 2022, we wrote to our largest shareholders and the proxy advisors about the implementation of the policy in fiscal 23 and the Committee Chairman is looking forward to engaging regarding the review of our Directors’ remuneration policy in advance of the 2023 AGM.
The Chairman leads global workforce engagement sessions throughout the year and there are focus group sessions with other non-executive directors. Feedback from management and the wider workforce is received through the Your Voice employee engagement survey and market specific pulse surveys. More information on workforce engagement can be found on page 96 and page 118.
An overall review of wider workforce remuneration and policies is tabled as a separate agenda item at the Committee’s October meeting and relevant aspects of wider workforce remuneration are referenced in other agenda items during the year.
These activities ensure that shareholder views and interests, as well as the all-employee reward context at Diageo, are appropriately considered when making executive remuneration decisions.
FURTHER DETAILS ON PAGES 159-162

Governance (continued)
Allocation of time
The graph reflects an approximation of the allocated time for key agenda items at Remuneration Committee meetings throughout the year.
With no policy changes or significant changes to the implementation of policy in fiscal 22, there was less time spent engaging with shareholders this year than in recent years. This year, more time was spent on individual remuneration decisions as a result of Executive Committee changes. Given ongoing market volatility, the Committee also spent significant time on target setting and considering the impacts of the inflationary environment.

Governance (continued)

Key decision	Link to Diageo remuneration principles	Link to corporate governance principles	Stakeholder engagement
Manage the return to annual incentive plan target-setting. In the previous year, performance was measured over two half-year periods
This decision represents a return to incentivising executives to achieve stretching targets over an annual period. Targets are aligned to short-term critical milestones within the broader business plan.
(Proportionality)
As part of wider shareholder engagement, we noted the return to the usual annual approach to target setting.
Setting targets for performance shares and share options granted under the Diageo Long Term Incentive Plan (DLTIP) in September 2021
The Committee determined that retaining the measures already in place supported delivery of the business strategy, provided a balanced set of financial and non-financial measures, and supported our alignment with company culture, particularly the ESG component.
(Alignment with Strategy, Clarity, Simplicity)
Shareholders were engaged regarding the performance measures underpinning the 2021 plans. Through regular global communication platforms, employees are made aware of the business ambitions and focus, which aligns with how our executives are incentivised over the longer term. Those employees who also participate in performance based long-term incentives are regularly engaged regarding performance against targets.
Payout under the annual incentive plan for the Executive Committee for the year ended 30 June 2022
The company’s performance has resulted in strong returns to shareholders. By ensuring that executives are recognised for strong performance, the Remuneration Committee is able to motivate and retain the very best talent, which creates shareholder value.
(Proportionality)
The Committee considers the experience of the wider workforce when making decisions on executive pay to ensure there is clear alignment of principles.
The annual incentive payout for employees below the Executive Committee also reflects strong holistic business performance, and their bonus is derived from the same measures that underpin the Executive Directors' annual incentive.
Vesting of performance shares and share options granted in September 2019 in line with measured achievements, with no application of discretion
The company’s performance has resulted in strong returns to shareholders over the three-year performance period and the Committee considered the formulaic vesting outcome a fair reflection of business performance which would appropriately reward what has been a challenging and uncertain three-year period.
(Proportionality)
As the Remuneration Committee was not minded to exercise any discretion regarding the long-term incentive outcome, there was no consultation on this matter.

Diageo’s remuneration principles	Delivery of business strategy;	Creating sustainable, long-term performance;	Winning best talent;	Consideration of stakeholder interests

Governance (continued)
Directors’ remuneration policy
This section of the report sets out the current policy for the remuneration of the company’s Directors. The policy was approved by shareholders at the AGM on 28 September 2020. The policy approved in September 2020 can be found on the company’s website https://media.diageocms.com/diageo-corporate-media/media/c54dsk3z/256_directors-remuneration-report.pdf

●	Base salary
Purpose and link to strategy
Supports the attraction and retention of the best global talent with the capability to deliver Diageo’s strategy and performance goals.
Operation

–Normally reviewed annually or following a change in responsibilities with any increases usually taking effect from 1 October.
–The Remuneration Committee considers the following parameters when reviewing base salary levels:
–Pay increases for other employees across the group.
–Economic conditions and governance trends.
–The individual’s performance, skills and responsibilities.
–Base salaries (and total remuneration) at companies of similar size and international scope to Diageo, with roles typically benchmarked against the FTSE 30 excluding financial services companies, or against similar comparator groups in other locations dependent on the Executive Director’s home market.

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
Operation

–The provision of benefits depends on the country of residence of the Executive Director and may include but is not limited to a company car or travel allowance, the provision of a contracted car service or equivalent, product allowance, life insurance, accidental death and disability insurance, medical cover, financial counselling and tax advice.
–The Remuneration Committee has discretion to offer additional allowances, or benefits, to Executive Directors, if considered appropriate and reasonable. These may include relocation expenses, housing allowance and school fees where a Director is asked to relocate from his/her home location as part of their appointment.

Opportunity

–The benefits package is set at a level which the Remuneration Committee considers:
–provides an appropriate level of benefits depending on the role and individual circumstances;
–is appropriate in the context of the benefits offered to the wider workforce in the relevant market; and
–is in line with comparable roles in companies of a similar size and complexity in the relevant market.

●	Post-retirement provision
Purpose and link to strategy
Provides cost-effective, competitive post-retirement benefits.
Operation
–Provision of market-competitive pension arrangements or a cash alternative based on a percentage of base salary.
Opportunity

–The maximum company pension contribution under the 2020 remuneration policy is 14% of salary for any new Executive Director appointments.
–Current legacy company contributions for Ivan Menezes in the year ended 30 June 2022 was 20% of base salary. The company contribution for Ivan Menezes was reduced from 40% to 30% effective 1 July 2016, and from 30% to 20% effective 1 July 2019.
–The company will reduce the pension contribution for Ivan Menezes to 14% of salary, in line with the maximum company contribution to employees in the United Kingdom, on 1 January 2023.
–The CFO, Lavanya Chandrashekar, who was appointed on 1 July 2021, receives a pension contribution of 14% of salary.

Governance (continued)

●	Annual Incentive Plan (AIP)
Purpose and link to strategy
Incentivises delivery of Diageo’s financial and strategic targets over the year. Provides focus on key financial metrics and the individual’s contribution to the company’s performance.
Operation

–Performance measures, weightings and targets are set by the Remuneration Committee. Appropriately stretching targets are set by reference to the operating plan and historical and projected performance for the company and its peer group.
–The level of award is determined with reference to Diageo’s overall financial and strategic performance and individual performance.
–A minimum of one-third of the actual earned bonus payment will normally be deferred into shares under the Deferred Bonus Share Plan, to be held for a minimum period of three years, other than in exceptional circumstances. The remainder of the bonus payment will be paid out in cash after the end of the financial year.
–The Committee has discretion to adjust the level of payment if it is not deemed to reflect appropriately the individual’s contribution or the overall business performance. Any discretionary adjustments will be detailed in the following year’s annual report on remuneration.
–The Committee has discretion to apply malus or clawback to bonus, i.e. the company may seek to recover bonus paid or deferral into shares, in exceptional circumstances, such as gross misconduct or gross negligence during the performance period.
–Notional dividends accrue on deferred bonus share awards, delivered as shares or cash at the discretion of the Remuneration Committee at the end of the vesting period.

Opportunity
For threshold performance, up to 50% of salary may be earned, with up to 100% of salary earned for on-target performance and a maximum of 200% of salary payable for outstanding performance.
Performance conditions

Annual incentive plan awards are normally based 70%-100% on financial measures which may include, but are not limited to, measures of sales, profit and cash, and 0%-30% on broader objectives based on strategic goals and/or individual contribution.

●	Diageo Long-Term Incentive Plan (DLTIP)
Purpose and link to strategy
Provides focus on delivering superior long-term returns to shareholders.
Operation

–An annual grant of performance shares and/or market-price share options which vest subject to a performance test and continued employment, normally over a period of three years.
–Measures and stretching targets are reviewed annually by the Remuneration Committee for each new award.
–The Remuneration Committee has the authority to exercise discretion to adjust the vesting outcome based on its assessment of underlying business performance over the performance period. This may include the consideration of factors such as holistic performance relative to peers, stakeholder outcomes and significant investment projects, for example.
–Following vesting, there is normally a further retention period of two years. Executive Directors are able to exercise an option or sell sufficient shares to cover any tax liability when an award vests, provided they retain the net shares arising for the two-year retention period.
–Notional dividends accrue on performance share awards to the extent that the performance conditions have been met, delivered as shares or cash at the discretion of the Remuneration Committee at the end of the vesting period.
–The Committee has discretion to reduce the number of shares which vest (subject to HMRC rules regarding approved share options), for example in the event of a material performance failure, or a material restatement of the financial statements. There is an extensive malus clause for awards made from September 2014. The Committee has discretion to decide that:
–the number of shares subject to the award will be reduced;
–the award will lapse;
–retention shares (i.e. vested shares subject to the additional two-year retention period) will be forfeited;
–vesting of the award or the end of any retention period will be delayed (e.g. until an investigation is completed);
–additional conditions will be imposed on the vesting of the award or the end of the retention period; and/or
–any award, bonus or other benefit which might have been granted or paid to the participant in any later year will be reduced or not awarded.
–Malus and clawback provisions will apply up to delivery of shares at the end of the retention period (as opposed to the vesting date). The company also has the standard discretion to take account of unforeseen events, such as a variation to share capital.

Opportunity

–The maximum annual grants for the Chief Executive and Chief Financial Officer are 500% and 480% of salary in performance share equivalents respectively (where a market-price option is valued at one-third of a performance share). Included within that maximum, no more than 375% of salary will be awarded in face-value terms in options to any Executive Director in any year.
–Awards vest at 20% of maximum for threshold performance and 100% of maximum if the performance conditions are met in full. The vesting schedule related to the levels of performance between threshold and maximum, including whether or not this will include an interim stretch performance level, will be determined by the Committee on an annual basis and disclosed in the relevant remuneration report for that year. There is a ranking profile for the vesting of the part of the award based on relative total shareholder return, starting at 20% of maximum for achieving the threshold.

Performance conditions

–The vesting of awards is linked to a range of measures which may include, but are not limited to:
–a growth measure (e.g. net sales growth, operating profit growth);
–a measure of efficiency (e.g. operating margin, cumulative free cash flow, return on invested capital);
–a measure of Diageo’s performance in relation to its peers (e.g. relative total shareholder return); and
–a measure relating to ESG (environmental, social or governance) priorities.
–Measures that apply to performance shares and market-price options may differ, as is the case for current awards. Weightings of these measures may also vary year on year.
–The Remuneration Committee has discretion to amend the performance conditions in exceptional circumstances if it considers it appropriate to do so, e.g. in cases of accounting policy changes, merger and acquisition activities or disposals. Any such amendments would be fully disclosed and explained in the following year’s annual report on remuneration.

Governance (continued)

●	All-employee share plans
Purpose and link to strategy
To encourage broader employee share ownership through locally approved plans.
Operation

–The company operates tax-efficient all-employee share acquisition plans in various jurisdictions.
–Executive Directors’ eligibility may depend on their country of residence, tax status and employment company.

Opportunity
–Limits for all-employee share plans are set by the tax authorities. The company may choose to set its own lower limits.
Performance conditions
–Under the UK Share Incentive Plan, the annual award of Freeshares is based on Diageo plc financial measures which may include, but are not limited to, measures of sales, profit and cash.
●	Shareholding requirement
Purpose and link to strategy
–Ensures alignment between the interests of Executive Directors and shareholders.
Operation

–The minimum in-employment shareholding requirement is 500% of base salary for the Chief Executive and 400% of base salary for any other Executive Directors.
–Executive Directors are expected to build up their in-employment shareholding within five years of their appointment to the Board.
–Executive Directors will be restricted from selling more than 50% of shares which vest under the long-term incentive plan or deferred bonus share plan (excluding the sale of shares to cover tax on vesting and other exceptional circumstances to be specifically approved by the Chief Executive and/or Chairman), until the shareholding requirement is met.
–In order to provide further long-term alignment with shareholders, Executive Directors will normally be expected to maintain a holding of shares in Diageo for a two-year period after leaving the company. Executive Directors will normally be required to continue to hold 100% of the in-employment shareholding requirement (or, if lower, their actual shareholding on cessation) for the first year after leaving the company, reducing to 50% for the second year after leaving the company.

●	Chairman of the Board and Non-Executive Directors
Purpose and link to strategy
–Supports the attraction, motivation and retention of world-class talent and reflects the value of the individual, their skills and experience, and performance.
Operation

–Fees for the Chairman and Non-Executive Directors are normally reviewed every year.
–A proportion of the Chairman’s annual fee is used for the monthly purchase of Diageo ordinary shares, which have to be retained until the Chairman retires from the company or ceases to be a Director.
–Fees are reviewed in light of market practice in the FTSE 30, excluding financial services companies, and anticipated workload, tasks and potential liabilities.
–The Chairman and Non-Executive Directors do not participate in any of the company’s incentive plans nor do they receive pension contributions or benefits. Their travel and accommodation expenses in connection with attendance at Board meetings (and any tax thereon) are paid by the company.
–The Chairman and the Non-Executive Directors are eligible to receive a product allowance or cash equivalent at the same level as the Executive Directors.
–All Non-Executive Directors have letters of appointment. A summary of their terms and conditions of appointment is available at www.diageo.com. The Chairman of the Board, Javier Ferrán, was re-appointed on 10 October 2019 for a three-year term, terminable on three months’ notice by either party or, if terminated by the company, by payment of three months’ fees in lieu of notice.

Opportunity
–Fees for Non-Executive Directors are within the limits set by the shareholders from time to time, with an aggregate limit of £1,750,000, excluding the Chairman’s fees.

Governance (continued)
Policy considerations
Performance measures
Further details of the performance measures under the annual incentive plan for the year ending 30 June 2023, as well as targets under the long-term incentive plan for awards to be made in September 2022, and how they are aligned with company strategy and the creation of shareholder value, are set out in the annual report on remuneration, on page 193.
Annual incentive targets will be disclosed retrospectively in next year’s annual report on remuneration.
Performance targets are set to be stretching yet achievable, and take into account the company’s strategic priorities and business environment. The Committee sets targets based on a range of reference points, including the corporate strategy and broker forecasts for both Diageo and its peers.

Projected total remuneration scenarios
The graphs below illustrate scenarios for the projected total remuneration of Executive Directors at four different levels of performance: minimum, target, maximum, and maximum including assumed share price appreciation of 50% (in accordance with the Corporate Governance Code). The impact of potential share price movements is excluded from the other three scenarios. These charts have been updated from the charts included in the 2021 Directors' remuneration report and reflect projected remuneration for the year ending 30 June 2023.

Governance (continued)
Basis of calculation and assumptions:
The ‘Minimum’ scenario shows fixed remuneration only, i.e. base salary for the year ending 30 June 2023 2023, and the pension benefits to be accrued over the year ending 30 June 2023. These are the only elements of the Executive Directors’ remuneration packages that are not subject to performance conditions.
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
The amounts shown in sterling are converted using the cumulative weighted average exchange rate for the year ended 30 June 2022 of £1 = $1.33.

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
The Remuneration Committee’s overarching principle for recruitment remuneration is to pay no more than is necessary to attract an Executive Director of the calibre required to shape and deliver Diageo’s business strategy, recognising that Diageo competes for talent in a global marketplace. The Committee will seek to align any remuneration package with Diageo’s remuneration policy, but retains the discretion to offer a remuneration package which is necessary to meet the individual circumstances of the recruited Executive Director and to enable the hiring of an individual with the necessary skills and expertise. However, the maximum short-term and long-term incentive opportunity will follow the policy, although awards may be granted with different performance measures and targets in the first year. On appointment of an external Executive Director, the Committee may decide to compensate for variable remuneration elements the Director forfeits when leaving their current employer. In doing so, the Committee will ensure that any such compensation would have a fair value no higher than that of the awards forfeited, and would generally be determined on a comparable basis taking into account factors including the form in which the awards were granted, performance conditions attached, the probability of the awards vesting (e.g. past, current and likely future performance), as well as the vesting schedules. Depending on individual circumstances at the time, the Committee has the discretion to determine the type of award (i.e. cash, shares or options), holding period and whether or not performance conditions would apply.
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

Executive Director	Date of service contract
Ivan Menezes	7 May 2013
Lavanya Chandrashekar	13 January 2021

Notice period	The contracts provide for a period of six months’ notice by the Executive Director or 12 months’ notice by the company, the same as would apply for any newly-appointed Executive Director. A payment may be made in lieu of notice equivalent to 12 months’ base salary and the cost to the company of providing contractual benefits (including pension contributions but excluding incentive plans). The service contracts also provide for the payment of outstanding pay and bonus if an Executive Directors leaves following a takeover, or other change of control of Diageo plc.
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
Mitigation	The Remuneration Committee may exercise its discretion to require a proportion of the termination payment to be paid in instalments and, upon the Executive Director commencing new employment, to be subject to mitigation except where termination is within 12 months of a takeover, or within such 12 months the Executive Director leaves due to a material diminution in status.
Annual Incentive Plan (AIP)	Where the Executive Director leaves for reasons including retirement, death in service, disability, ill-health, injury, redundancy, transfer out of the group and other circumstances at the Remuneration Committee’s discretion during the financial year, the Executive Director is usually entitled to an incentive payment pro-rated for the period of service during the performance period, which is typically payable at the usual payment date. Where the Executive Director leaves for any other reason, no payment or bonus deferral will be made. The amount is subject to performance conditions being met and is at the discretion of the Committee. The Committee has discretion to determine an earlier payment date, for example, on death in service. The bonus may, if the Committee decides, be paid wholly in cash.
2020 Deferred Bonus Share Plan (DBSP)	Where the Executive Director leaves for any reason other than dismissal, they are entitled to retain any deferred bonus shares, which will vest on departure, subject to any holding requirements under the post-employment shareholding policy. It is not considered necessary for the bonus deferral to continue to apply after leaving, since the bonus is already earned based on performance, and there is a post-employment shareholding requirement that ensures the Executive Director continues to be invested in the company’s longer-term interests. On a takeover or other corporate event, awards vest in full.
Diageo 2014 Long-Term Incentive Plan (DLTIP)	Where the Executive Director leaves for reasons including retirement, death in service, disability, ill-health, injury, redundancy, transfer out of the group and other circumstances at the Remuneration Committee’s discretion during the financial year, awards vest on the original vesting date unless the Remuneration Committee decides otherwise (for example, in the case of death in service). When an Executive Director leaves for any other reason, all unvested awards generally lapse immediately. The retention period for vested awards continues for all leavers other than in cases of disability, ill-health or death in service, unless the Remuneration Committee decides otherwise.
The proportion of the award released depends on the extent to which the performance condition is met. The number of shares is reduced on a pro-rata basis reflecting the length of time the Executive Director was employed by the company during the performance period, unless the Committee decides otherwise (for example, in the case of death in service).
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
Repatriation/other	In cases where an Executive Director was recruited from outside the United Kingdom and has been relocated to the United Kingdom as part of their appointment, the company will pay reasonable repatriation costs for leavers at the Committee’s discretion. The company may also pay for reasonable costs in relation to the termination, for example, tax, legal and outplacement support, where appropriate.

Governance (continued)
Non-Executive Directors’ unexpired terms of appointment
All non-executive directors are on three-year terms which are expected to be extended up to a total of nine years. The date of initial appointment to the Board and the point at which the current letter of appointment expires for non-executive directors are shown in the table below.

Non-Executive Directors	Date of appointment to the Board	Current letter of appointment expires
Javier Ferrán	22 July 2016	AGM 2022
Susan Kilsby	4 April 2018	AGM 2024
Melissa Bethell	30 June 2020	AGM 2023
Valérie Chapoulaud-Floquet	1 January 2021	AGM 2024
Sir John Manzoni	1 October 2020	AGM 2023
Lady Mendelsohn	1 September 2014	AGM 2023
Alan Stewart	1 September 2014	AGM 2023
Ireena Vittal	2 October 2020	AGM 2023
Karen Blackett	1 June 2022	AGM 2025

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

Remuneration for the wider workforce
The structure of the reward package for the wider employee population is based on the principle that it should be sufficient to attract and retain the best talent and be competitive within our broader industry, remunerating employees for their contribution linked to our holistic performance. It is driven by local market practice, as well as level of seniority and accountability, reflecting the global nature of Diageo’s business.
There is clear alignment in the pay structures for Executives and the wider workforce in the way that remuneration principles are followed, as well as the mechanics of the salary review process and incentive plan design, which are broadly consistent throughout the organisation. The performance measures under the annual incentive plan and long-term incentive plan are the same for Executives and other eligible employees. There is a strong focus on performance-related pay, with appropriate levels of differentiation to ensure that reward is invested in the talent that will make the biggest contribution to the execution of Diageo’s strategy. Where possible, the company also encourages employee share ownership through a number of share plans that allow employees to benefit from the company’s success.
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
Each year the Remuneration Committee is briefed on the structure and quantum of the all-employee remuneration framework, as well as throughout the year being informed about the context, challenges and opportunities relating to the remuneration of the wider workforce across the world, to enable the Committee to consider the broader employee context when making executive remuneration decisions.
In 2022, the Remuneration Committee has considered:
•external factors impacting on business performance and reward outcomes;
•the continued focus on appropriate and competitive pay positioning around the world;
•ongoing commitment to inclusion and diversity and achieving Diageo's broader ESG ambition; and
•review of global benefits, with a consistent core benefit offering implemented across the world.
The Committee also considers the annual salary increase budgets for employees in key markets, as well as pay for the global senior management population.

Governance (continued)
Shareholder engagement
The Committee greatly values the continued dialogue with Diageo’s shareholders and regularly engages with shareholders and representative bodies to take their views into account when setting and implementing the company’s remuneration policies.
More detail on engagement with shareholders in 2022 can be found on page 182.

Workforce engagement
Diageo runs annual employee engagement surveys, which give employees the opportunity to give feedback and express their views on a variety of topics including their own remuneration, working environment and workforce policies and practices. Any comments relating to Executive Directors’ remuneration are fed back to the Remuneration Committee.
The Chairman was appointed to lead workforce engagement on behalf of the Board on 1 July 2019. In fiscal 22, the Chairman and the Non-Executive Directors met with 1,435 Diageo employees in 16 meetings, representing different levels, functions and regions. The insights gathered from the sessions are reviewed and discussed periodically at Board meetings, something that helps to inform key board decisions. More detail on the approach and impact of workforce engagement in the year ended 30 June 2022 is outlined in the Corporate Governance report on page 161.
As part of this engagement, the Chairman has taken the opportunity to explain to employees the role of the Board and its delegated Committees, including the role of the Remuneration Committee in setting executive pay. The sessions this year included a more detailed discussion about the executive remuneration framework, executive remuneration principles and structure and how executive pay aligns with pay for the wider workforce.

Governance (continued)
Annual report on remuneration

The following section provides details of how the company’s 2020 remuneration policy was implemented during the year ended 30 June 2022, and how the Remuneration Committee intends to implement the proposed remuneration policy in the year ending 30 June 2023.

Single total figure of remuneration for Executive Directors
The table below details the Executive Directors’ remuneration for the year ended 30 June 2022.

	Ivan Menezes[1]				Lavanya Chandrashekar[1]
	2022	2022	2021	2021	2022	2022	2021	2021
	£ '000	$ '000	£ 000	$ 000	£ '000	$ '000	'000	'000
Salary	£1,277	$1,699	£1,231	$1,661	£733	$975	n/a	n/a
Benefits[2]	£133	$177	£82	$111	£429	$571
Pension[3]	£209	$278	£306	$413	£103	$138
Total fixed pay[6]	£1,619	$2,153	£1,619	$2,185	£1,265	$1,684

Performance related pay
Annual incentive[4]	£2,413	$3,209	£2,308	$3,115	£1,320	$1,755
Long-term incentives[5]	£3,850	$5,120	£2,092	$2,825	£131	$174

Total variable pay[6]	£6,262	$8,329	£4,400	$5,940	£1,450	$1,929

Total single figure of remuneration[6]	£7,881	$10,482	£6,019	$8,125	£2,716	$3,613

1	Exchange rate	The amounts shown in US dollars are converted to sterling using the cumulative weighted average exchange rate for the respective financial year. For the year ended 30 June 2022 the exchange rate was £1 = $1.33 and for the year ended 30 June 2021 the exchange rate was £1 = $1.35. Ivan Menezes and Lavanya Chandrashekar are both paid in US dollars.
2	Benefits	The Benefits number includes the gross value of all taxable benefits. For Ivan Menezes, these include medical insurance (£15k), company car allowance (£16k), contracted car service (£11.5k), financial counselling and tax return preparation (£86k), product allowance, life and long-term disability cover. Lavanya Chandrashekar's benefits include flexible benefits allowance (£18k), travel allowance (£10k) and product allowance. £397k relates to one-time gross relocation costs following her relocation from the US to the UK in July 2021.
3	Pension	Pension benefits earned during the year represent the increase in the pension fund balances over the year in the Diageo North America Inc. pension plans over and above the increase due to inflation. As Ivan Menezes has been a deferred member of the Diageo Pension Scheme (DPS) in the United Kingdom since 31 January 2012, the United Kingdom pension amount that accrued over the two years in excess of inflation is nil. Lavanya Chandrashekar became a Director and started accruing benefits in the Supplemental Executive Retirement Plan (SERP) with effect from 1 July 2021.	Page 198
4	Annual incentive	The performance levels achieved for the financial measures underpinning the annual incentive plan for the year ended 30 June 2022 resulted in an outcome of 100% of maximum for the financial elements of the plan, which represented 80% of the maximum incentive opportunity. Taking account of performance against individual objectives, the annual incentive payout is 93.75% of maximum for Ivan Menezes and 90.00% of maximum for Lavanya Chandrashekar.
		In accordance with the 2020 remuneration policy, one-third of Executive Director AIP after tax will be deferred into Diageo shares that will be held for a period of three years in a nominee account.	Page 194
5	Long-term incentives	Long-term incentives represent the estimated gain delivered through share options and performance shares where performance conditions have been met in the respective financial year. It also includes the value of additional shares earned in lieu of dividends on these vested performance shares. For 2022, long-term incentives comprise performance shares and share options awarded in 2019 and due to vest in September 2022 at 59.3% and 61.5% of maximum respectively for Ivan Menezes. Lavanya Chandrashekar became an Executive Director on 1 July 2021. In 2019, before she became an Executive Director, Lavanya Chandrashekar was awarded a 2019 PSP award, which is due to vest in September 2022 at 59.8%.
£642k of the value reported above for Ivan Menezes and £11k for Lavanya Chandrashekar related to share price appreciation over the performance period.
		For 2021, long-term incentives comprise performance shares and share options awarded in 2018 that vested in September 2021 at 29.3% and 10% of maximum respectively, and dividend shares arising on performance shares that vested in September 2021. Long-term incentives have been re-stated to reflect the share price on the vesting date of $195.47 instead of the average three-month share price used in last year’s report of $186.00.	Page 196
6	Totals	Some figures and sub-totals add up to slightly different amounts than the totals due to rounding.

Governance (continued)
Looking back on 2022

Annual incentive plan (AIP)

AIP payout for the year ended 30 June 2022

AIP payouts for the Executive Directors are based 80% on performance against the group financial measures and 20% on performance against Individual Business Objectives (IBOs), as assessed by the Remuneration Committee and summarised in the table below.

Group financial measures[1]
Measure	Weighting	Threshold	Target[6]	Maximum	Actual	Payout (% of total AIP opportunity)
Payout opportunity (% maximum)		25%	50%	100%
Net sales (% growth)[2]	26.6%	5.2%	8.2%	11.2%	21.4%	26.6%
Operating profit (% growth)[2]	26.6%	8.0%	14.0%	20.0%	26.3%	26.6%
Operating cash conversion[3]	26.6%	94.0%	99.0%	104.0%	105.1%	26.6%
Full year performance for 1 July 2021 - 30 June 2022	80.0%					80.0%

Net sales (% growth)[2]	26.6%	25.5%	31.3%	37.1%	39.3%	26.6%
Operating profit (% growth)[2]	26.6%	38.1%	53.1%	68.0%	69.7%	26.6%
Operating cash conversion[3]	26.6%	90.0%	100.0%	101.0%	110.5%	26.6%
Half-year performance for 1 January 2021 - 30 June 2021	80.0%					80.0%

	Actual
Full-year net sales (% growth)[2]	16.0%
Full-year operating profit (% growth)[2]	17.7%
Full-year operating cash conversion[3]	110.5%

Governance (continued)

Individual business objectives
Measure (IBOs equally weighted) and target	Weighting	Result	Payout (% of total AIP opportunity)
Ivan Menezes Chief Executive	20%		13.75%
Global Market Share Performance - Grow or hold off-trade market share in 2/3rds of total net sales in measured markets.		We grew or held off-trade market share in over 85% of total net sales in measured markets.6	7.50%
Positive drinking Achieve improvement in Positive Drinking in fiscal 22 Launch revamped DRINKiQ platform in 46 countries and ensure campaigns to amplify awareness running in all markets. Launch and amplify Wrong Side of the Road (WSOTR) Programme and educate 375,000 people on the dangers of drink driving. Reach 450 million consumers with a dedicated responsible drinking message from Diageo and our brands.	DRINKiQ (our responsible drinking tool) is now available in 73 countries in 23 languages, with amplification campaigns running around the world. This achievement means we have reached our 2030 target of launching DRINKiQ in all of our markets.
WSOTR is a hard-hitting new programme to support changes in attitudes to drink driving globally. Despite the impacts from Covid-19 delaying and/or preventing campaign launches in multiple markets, the WSOTR Programme reached 500,415 people in 24 countries by the end of fiscal 22.
		By the end of fiscal 22, we reached 456 million people with messages of moderation.	6.25%
Lavanya Chandrashekar Chief Financial Officer	20%		10.00%
Global Operating Margin - Grow operating margin in line with overall AOP.		Achieved the overall financial performance of the company versus AOP in fiscal 22.	5.00%
Transformation of Global Business Operations Reduce time taken to set up customers and suppliers to increase speed to market and support growth. Reduction of 30% in manual journal entries. Improve Service Level Agreement (SLA) performance by resolving 80% of critical and high priority incidents within the specified SLA timeframe.	Significant progress made with the pilot market exceeding the target set and the global average time to set up customers substantially reduced from prior year. Technology solution designed to hit the target number of days to set up customers has been finalised and implementation was commenced in fiscal 22. Set up time for onboarding new suppliers has been reduced and the lead market has hit the supplier set up target in fiscal 22.
Approximate reduction in manual journal entries of 75%, exceeding the target.
		Target exceeded, with 83% of combined critical and high priority incidents resolved within SLA timeframe in fiscal 22.	5.00%

Payout
	Group (weighted 80%)	IBO (weighted 20%)	Total (% max)	Total (% salary)	Total (’000)[4] GBP	Total (’000) USD
Ivan Menezes[4,5]	80.0%	13.75%	93.75%	187.50%	£2,413	$3,209
Lavanya Chandrashekar4,5	80.0%	10.00%	90.00%	180.00%	£1,320	$1,755
1. Performance against the AIP measures is calculated using 2022 budgeted exchange rates and measured on a currency-neutral basis.
2. For AIP purposes, the net sales and operating profit measures are calculated on budgeted currency exchange rates, after adjustments for acquisitions and disposals and incorporate the new organic treatment of hyperinflationary economies.
3. For AIP purposes, Operating Cash Conversion (OCC) is calculated by dividing cash generated from operations excluding cash inflows/outflows in respect of exceptional items, dividends, maturing inventories and post-employment payments in excess of the amount charged to operating profit by operating profit before depreciation, amortisation, impairment and exceptional items. The measure incorporates the new organic treatment of hyperinflationary economies. The components of the ratio are stated at the budgeted exchange rate for the year.
4. AIP payments are calculated using base salary as at 30 June 2022, in line with the global policy that applies to other employees across the company.
5.     In accordance with the 2020 remuneration policy, one-third of Ivan Menezes’ and Lavanya Chandrashekar's AIP payment after tax will be deferred into Diageo shares that will be held for a period of three years in a nominee account. These shares will be acquired in September 2022. The number of shares will be disclosed in the 2023 remuneration report.
6     Internal estimates incorporating AC Nielsen, Association of Canadian Distillers, Dichter and Neira, Frontline, Intage, IRI, ISCAM, NABCA, Scentia, State Monopolies, TRAC, Ipsos and other third-party providers.

Governance (continued)

Long-term incentive plans (LTIPs)
Long-term incentive awards are made under the Diageo Long-Term Incentive Plan (DLTIP), which was approved shareholders at the AGM in September 2014. Awards are designed to incentivise Executive Directors and senior managers to deliver long-term sustainable performance and are subject to performance conditions measured over a three-year period. Awards are granted on an annual basis in both performance shares and share options. For Executive Directors, with the exception of the TSR measure, awards vest at 20% of maximum for threshold performance, and 100% of the award will vest if the performance conditions are met in full, with a straight-line payout between threshold and maximum.

Share options – granted in September 2019, vesting in September 2022
In September 2019, Ivan Menezes received share option awards under the DLTIP, with an exercise price of $170.28. The award was subject to a performance condition assessed over a three-year period based on the achievement of the following equally weighted performance measures:
•Diageo’s three-year total shareholder return (TSR) ranked against the TSR of a peer group of international drinks and consumer goods companies; and
•growth in compound annual adjusted profit before exceptional items and tax.
The vesting profile for relative TSR is shown below:

TSR ranking (out of 17)	Vesting (% max)
1st, 2nd or 3rd	100
4th	95
5th	75
6th	65
7th	55
8th	45
9th	20
10th or below	0

TSR peer group (16 companies)
AB Inbev	Heineken	Pernod Ricard
Brown-Forman	Kimberly-Clark	Procter & Gamble
Carlsberg	L'Oréal	Reckitt Benckiser
The Coca-Cola Company	Mondelēz International	Unilever
Colgate-Palmolive	Nestlé
Groupe Danone	PepsiCo

Performance shares – awarded in September 2019, vesting in September 2022
In September 2019, Ivan Menezes and Lavanya Chandrashekar (although not an Executive Director at the time of grant) received performance share awards under the DLTIP. Awards vest after a three-year period subject to the achievement of three equally weighted performance conditions outlined below:
•growth in compound annual adjusted profit before exceptional items and tax;
•growth in organic net sales on a compound annual basis; and
•cumulative adjusted free cash flow.
Notional dividends accrue on awards and are paid out either in cash or shares on the number of shares which vest.

Governance (continued)
Vesting outcome for 2019 performance share and share option awards in September 2022
For Ivan Menezes, the 2019 performance share award vested at 59.3% of maximum and the 2019 share option award vested at 61.5% of the maximum, as detailed below:

Vesting of 2019 DLTIP[5]	Weighting	Threshold	Midpoint	Maximum	Actual	Vesting (% maximum)[5]
Vesting if performance achieved (% maximum)		20%	60%	100%
Organic net sales growth (CAGR)[1]	33%	3.75%	4.875%	6.0%	8.9%	33.3%
Adjusted profit before exceptional items and tax (CAGR)[2]	33%	4.5%	7.5%	10.5%	8.8%	26.0%
Cumulative free cash flow[3]	33%	£8,600m	£9,100m	£9,600m	£8,271m	0.0%
Vesting of performance shares (% maximum)						59.3%
Adjusted profit before exceptional items and tax (CAGR)[2]	50%	4.5%	7.5%	10.5%	8.8%	39.0%
Relative total shareholder return[4]	50%	9th	–	3rd	8th	22.5%
Vesting of share options (% maximum)						61.5%
1.     Net sales growth is calculated on an organic basis consistent with the methodology of external reporting which is presented on a constant currency basis excluding the impact of acquisitions and disposals and excluding any hyperinflation impact above the new organic treatment of hyperinflationary economies.
2.     The compound annual growth rate (CAGR) for profit before exceptional items and tax is based on the application of annual PBET growth rates in each of the individual years ended June 2020, June 2021 and June 2022 (using the year ended June 2019 as a base) excluding the impact of exchange, exceptional items, acquisition and disposals, share buyback programmes, and the post-employment net income/charges. The impact of hyperinflation on operating profit is considered under the same new organic methodology as for net sales while the impact on other lines (primarily on finance charges) is excluded.
3.     Cumulative free cash flow is the aggregate of free cash flow for the three-year period excluding the impact of exchange, cash flows from exceptional items, the interest cost on share buyback programmes, acquisition and disposals and incorporates the new organic treatment of hyperinflationary economies.
4.     Relative Total Shareholder Return (TSR) is measured as the percentage growth in Diageo’s share price (assuming all dividends and capital distributions are re-invested) compared to the TSR of a peer group of 16 international drinks and consumer goods companies. TSR calculations are based on an averaging period of 6 months and converted to a common currency (US dollars). Calculation is performed and provided by Deloitte.
5.     No discretion was exercised by the Remuneration Committee in determining the long-term incentive outcomes.

Vesting outcome for 2019 performance share award in September 2022 - award made to Lavanya Chandrashekar
For Lavanya Chandrashekar, the 2019 performance share award vested at 59.8% for employees below Executive Director level, which Lavanya Chandrashekar was at the time of grant. The vesting outcome is different for Lavanya Chandrashekar (compared to Ivan Menezes) because below Executive Committee awards have a threshold vesting level of 25% for all measures apart from TSR. The midpoint is calculated on a straight-line basis from the threshold.

Vesting of 2019 DLTIP[4]	Weighting	Threshold	Midpoint	Maximum	Actual	Vesting (% maximum)[4]
Vesting if performance achieved (% maximum)		25%	62.5%	100%
Organic net sales growth (CAGR)[1]	33%	3.75%	4.875%	6.0%	8.9%	33.3%
Adjusted profit before exceptional items and tax (CAGR)[2]	33%	4.5%	7.5%	10.5%	8.8%	26.5%
Cumulative free cash flow[3]	33%	£8,600m	£9,100m	£9,600m	£8,271m	0.0%
Vesting of performance shares (% maximum)						59.8%

1.    Net sales growth is calculated on an organic basis consistent with the methodology of external reporting which is presented on a constant currency basis excluding the impact of acquisitions and disposals and excluding any hyperinflation impact above the new organic treatment of hyperinflationary economies.
2.     The compound annual growth rate (CAGR) for profit before exceptional items and tax is based on the application of annual PBET growth rates in each of the individual years ended June 2020, June 2021 and June 2022 (using the year ended June 2019 as a base) excluding the impact of exchange, exceptional items, acquisition and disposals, share buyback programmes, and the post-employment net income/charges. The impact of hyperinflation on operating profit is considered under the same new organic methodology as for net sales while the impact on other lines (primarily on finance charges) is excluded.
3.     Cumulative free cash flow is the aggregate of free cash flow for the three-year period excluding the impact of exchange, cash flows from exceptional items, the interest cost on share buyback programmes, acquisition and disposals and incorporates the new organic treatment of hyperinflationary economie
4.    No discretion was exercised by the Remuneration Committee in determining the long-term incentive outcomes

Governance (continued)
Summary of performance share awards and options vesting for Ivan Menezes and Lavanya Chandrashekar

	Award	Award Date	Awarded (ADRs)	Vesting (% Max)	Vesting (ADRs)	Option price	ADR price	Dividend Equivalent share	Estimated Value ($'000)[1]	Estimated Value (£'000)
Ivan Menezes	Performance shares	02/09/2019	38,827	59.3%	23,024	—	$190	1,390	$4,644	£3,492
	Share options	02/09/2019	38,827	61.5%	23,878	$170.28	$190	—	$476	£358
Lavanya Chandrashekar	Performance shares	02/09/2019	1,444	59.8%	863	—	$190	52	$174	£131

1.     The value shown in the single figure of remuneration on page 119, outlined in more detail in the table above, is based on an average ADR price for the last three months of the financial year.

Pension and benefits in the year ended 30 June 2022

Benefits provisions for the Executive Directors are in accordance with the information set out in the Directors’ remuneration policy table.

Pension arrangements
Ivan Menezes and Lavanya Chandrashekar are members of the Diageo North America Inc. Supplemental Executive Retirement Plan (SERP) with an accrual rate of 20% of base salary and 14% of base salary respectively during the year ended 30 June 2022. The accrual rate for Ivan Menezes was reduced from 30% to 20% of salary with effect 1 July 2019 and, in accordance with the 2020 remuneration policy, the company will reduce the accrual rate further to 14% of salary on 1 January 2023.
The SERP is an unfunded, non-qualified supplemental retirement programme. Under the plan, accrued company contributions are subject to quarterly interest credits. Under the rules of the SERP, employees can withdraw the balance of the plan six months after leaving service (in the case of Ivan Menezes) or six months after leaving service or age 55, if later (in the case of Lavanya Chandrashekar). The balance may be withdrawn in either a lump sum or five equal annual instalments, depending on the size of the balance.
Both Ivan Menezes and Lavanya Chandrashekar participated in the US Cash Balance Plan and the Benefit Supplemental Plan (BSP) until August 2012 and June 2021 respectively, and have accrued benefits under both plans. The Cash Balance Plan is a qualified funded pension arrangement. Employer contributions are 10% of pay capped at the Internal Revenue Service (IRS) limit. The BSP is a non-qualified unfunded arrangement; notional employer contributions are 10% of pay above the IRS limit. Interest (notional for the BSP) is credited quarterly on both plans.
Ivan Menezes was also a member of the Diageo Pension Scheme (DPS) in the United Kingdom between 1 February 1997 and 30 November 1999. The accrual of pensionable service ceased in 1999 but the linkage to salary remained until January 2012. Ivan Menezes has reached his normal retirement age in the DPS.
Upon death in service, a life insurance benefit of $3 million is payable for Ivan Menezes and a lump sum of four times base salary is payable for Lavanya Chandrashekar.
The table below shows the pension benefits accrued by each Director to date. The accrued United Kingdom benefits for Ivan Menezes are annual pension amounts, whereas the accrued US benefits for Ivan Menezes and Lavanya Chandreshekar are one-off cash balance amounts.

	30 June 2022		30 June 2021
Executive Director	UK pension £'000 p.a.	US benefit £'000	UK pension £'000 p.a.	US benefit £'000
Ivan Menezes[1]	75	9,251	75	7,645
Lavanya Chandrashekar[2]	Nil	302	Nil	160
1.    Ivan Menezes' US benefits are higher at 30 June 2022 than at 30 June 2021 by £1,606k. £369k of which is due to pension benefits earned over the year (£209k of which is over and above the increase due to inflation – as reported in the single figure of remuneration, see page 193). £57k of which is due to interest earned on his deferred US benefits over the year. 1,180k of which is due to exchange rate movements over the year.
2. Lavanya Chandrashekar's US benefits are higher at 30 June 2022 than at 30 June 2021 by £142k. £103k of which is due to pension benefits earned over the year (£103k of which is over and above the increase due to inflation – as reported in the single figure of remuneration, see page 193). £4k of which is due to interest earned on her deferred US benefits over the year; and
35k of which is due to exchange rate movements over the year.

The Normal Retirement Age applicable to each Director’s benefits depends on the pension scheme, as outlined below.

Governance (continued)

Executive Director	UK benefits (DPS)	US benefits (Cash Balance Plan)	US benefits (BSP)	US benefits (SERP)
Ivan Menezes	60	65	6 months after leaving service	6 months after leaving service
Lavanya Chandrashekar	n/a	65	6 months after leaving service, or age 55 if later	6 months after leaving service, or age 55 if later
Long-term incentive awards made during the year ended 30 June 2022

On 3 September 2021, Ivan Menezes and Lavanya Chandrashekar received awards of performance shares and market-price share options under the DLTIP as a percentage of base salary as outlined below. The three-year period over which performance will be measured is 1 July 2021 to 30 June 2024.
The performance measures and targets for awards made in September 2021 are outlined below. Net sales and profit before exceptional items and tax are key levers for driving top and bottom line growth. The free cash flow measure was selected because it represents a robust measure of cash performance consistent with typical external practice and is a key strategic priority. Total shareholder return is the only relative performance measure under the plan, provides good alignment with shareholder interests and increases the leverage based on share price growth. Finally, the environmental, social and governance (ESG) measure (20% of total performance share award), which was introduced in 2020, reinforces the stretching and strategically important goals under the ‘Society 2030: Spirit of Progress’ ambition, Diageo’s 10-year action plan to help create an inclusive and sustainable world. The definition of the ESG measures is the same as the 2022 award, outlined in more detail on page 207.

	Performance shares							Share options
2021 DLTIP	Organic net sales growth	Organic profit before exceptional items and tax growth	Reduction in greenhouse gas emission	Improvement in water efficiency	Changed attitudes on dangers of underage drinking	% Female leaders	% Ethnically diverse leaders	Cumulative free cash flow	Relative TSR
Weighting	40%	40%	5%	5%	5%	2.5%	2.5%	50%	50%
Target range	5% - 9%	6.5% - 13.5%	19.1% - 27.1%	6.3% - 12.1%	2.3m - 3.7m	44% - 46%	39% - 41%	£7,450m - £9,250m	Median - upper quintile

20% of DLTIP awards will vest at threshold, with vesting up to 100% if the maximum level of performance is achieved. As explained in the remuneration policy table, one performance share is deemed equal in value at grant to three share options.

Executive Director	Date of grant	Plan	Share type	Awards made during the year	Exercise price	Face value $'000	Face value (% of salary)
Ivan Menezes	03/09/2021	DLTIP - share options	ADR	36,675	$194.75	$6,417	375%
Ivan Menezes	03/09/2021	DLTIP - performance shares	ADR	36,675	—	$6,417	375%
Lavanya Chandrashekar	03/09/2021	DLTIP - share options	ADR	20,060	$194.75	$3,510	360%
Lavanya Chandrashekar	03/09/2021	DLTIP - performance shares	ADR	20,060	—	$3,510	360%

The proportion of the awards outlined above that will vest is dependent on the achievement of performance conditions and continued employment, and the actual value may be nil. The vesting outcomes will be disclosed in the 2024 Annual Report.

In accordance with the plan rules, the number of performance shares and share options granted under the DLTIP was calculated by using the average closing ADR price for the last six months of the preceding financial year ($174.97). This price is used to determine the face value in the table above. In accordance with the plan rules, the exercise price was calculated using the average closing ADR price of the three days preceding the grant date ($194.75). The ADR price on the date of grant was $195.97.

Governance (continued)
Outstanding share plan interests

Plan name	Date of award	Performance period	Date of vesting	Share type	Share price on date of grant	Exercise price	Number of shares/options at 30 June 2021 [1]	Granted	Vested/exercised	Dividend Equivalent Shares released	Lapsed	Number of shares/options at 30 June 2022
Ivan Menezes
DLTIP – share options[10]	Sep 2015	2015-2018	2018	ADR		$104.93	29,895		29,895			0
DLTIP – share options[10]	Sep 2016	2016-2019	2019	ADR		$113.66	39,734		39,734			—
DLTIP – share options[3]	Sep 2017	2017-2020	2020	ADR		$134.06	14,098					14,098
DLTIP – share options[3]	Sep 2018	2018-2021	2021	ADR		$140.89	42,848				38,564	4,284
Total vested but unexercised share options in Ords[2]												73,528
DLTIP - share options[4,5]	Sep 2019	2019-2022	2022	ADR		$170.28	38,827					38,827
DLTIP - share options[6]	Sep 2020	2020-2023	2023	ADR		$133.88	43,377					43,377
DLTIP - share options[7]	Sep 2021	2021-2024	2024	ADR		$194.75	0	36,675				36,675
Total unvested share options subject to performance in Ords[2]												475,516
DLTIP - performance shares[8]	Sep 2018	2018-2021	2021	ADR	$139.41		42,848		12,554	701	30,294	0
DLTIP - performance shares[4,5]	Sep 2019	2019-2022	2022	ADR	$174.72		38,827					38,827
DLTIP - performance shares[6]	Sep 2020	2020-2023	2023	ADR	$133.70		43,377					43,377
DLTIP - performance shares[7]	Sep 2021	2021-2024	2024	ADR	$195.97		0	36,675				36,675
Total unvested shares subject to performance in Ords[2]												475,516
Lavanya Chandrashekar
DLTIP – share options[3]	Sep 2018	2018-2021	2021	ADR		$140.89	3,832					3,832
DLTIP – share options[3]	Sep 2018	2018-2021	2021	ADR		$140.89	1,064					1,064
Total vested but unexercised share options in Ords[2]												19,584
DLTIP – share options[7]	Sep 2021	2021-2024	2024	ADR		$194.75		20,060				20,060
Total unvested share options subject to performance in Ords[2]												80,240
DLTIP – performance shares	Sep 2018	2018-2021	2021	ADR	$139.41		1,593		503	28	1,090	0
DLTIP – performance shares[4,5]	Sep 2019	2019-2022	2022	ADR	$174.72		1,444					1,444
DLTIP – performance shares[6]	Sep 2020	2020-2023	2023	ADR	$133.70		1,827					1,827
DLTIP – performance shares[7]	Sep 2021	2021-2024	2024	ADR	$195.97			20,060				20,060
Total unvested shares subject to performance in Ords[2]												93,324
DLTIP – restricted stock units	Sep 2018	2018-2021	2021	ADR	$139.41		766		766			0
DLTIP – restricted stock units	Sep 2018	2018-2021	2021	ADR	$139.41		1774		1,774			0
DLTIP – restricted stock units	Sep 2019	2019-2022	2022	ADR	$174.72		1567					1,567
DLTIP – restricted stock units	Sep 2020	2020-2023	2023	ADR	$133.70		2,635					2,635
Total unvested shares not subject to performance in Ords[2,9]												16,808
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
3.     The total number of share options granted under the DLTIP in September 2017 and 2018 showing as outstanding as at 30 June 2022 are vested but unexercised share options.
4.     Performance shares and share options granted under the DLTIP in September 2019 and due to vest in September 2022 are included here as unvested share awards subject to performance conditions, although the awards have also been included in the single figure of remuneration table on page 193, since the performance period ended during the year ended 30 June 2022.
5.    Details of the performance conditions attached to DLTIP awards of performance shares and share options granted in 2019 are organic net sales growth (3.75%-6%), organic growth in profit before exceptional items and tax (4.5%-10.5%), cumulative free cash flow (£8,600m-£9,600m) and relative total shareholder return (median-upper quintile).
6.    Details of the performance conditions attached to DLTIP awards of performance shares and share options granted in 2020 are organic net sales growth (4%-8%), organic growth in profit before exceptional items and tax (4.5%-12%), reduction in greenhouse gas emissions (6.3%-14.3%), improvement in water efficiency (5.8% - 11.2%), changing attitudes on dangers of underage drinking (0.75m-1.25m), % of female leader (41% - 43%), ethnically diverse leaders (38% - 40%), cumulative free cash flow (£6,200m-£8,200m) and relative total shareholder return (median-upper quintile).
7.    Details of the performance conditions attached to DLTIP awards of performance shares and share options granted in 2021 are organic net sales growth (5%-9%), organic growth in profit before exceptional items and tax (6.5%-13.5%), reduction in greenhouse gas emissions (19.1%-27.1%), improvement in water efficiency (6.3% - 12.1%), changing attitudes on dangers of underage drinking (2.3m-3.7m), % of female leader (44% - 46%), ethnically diverse leaders (39% - 41%), cumulative free cash flow (£7,450m-£9,250m) and relative total shareholder return (median-upper quintile).
8.    Ivan Menezes must retain the net shares resulting from the award that vested (including dividend equivalent shares) on 3 September 2021 until 3 September 2023 under the post vesting retention period.
9.    Lavanya Chandrashekar was granted a number of restricted stock units prior to her appointment as CFO and joining the Board.
10.    On 14 September 2021, Ivan Menezes exercised 23,229 share options under his 2015 award. The option price was $104.93 and the share price at exercise was $193.55. On 15 September 2021, Ivan Menezes exercised the remaining 6,666 share options under his 2015 award. The option price was $104.93 and the share price at exercise was $192.04. Ivan Menezes also exercised 39,734 share options under 2016 award - the option price was $113.66 and the share price at exercise was $192.04.

Governance (continued)

Directors’ shareholding requirements and share and other interests

The beneficial interests of the Directors who held office during the year ended 30 June 2022 (and their connected persons) in the ordinary shares (or ordinary share equivalents) of the company are shown in the table below.

	Ordinary shares or equivalent[1,2]
	26 July 2022	30 June 2022(or date of departure, if earlier)	30 June 2021 (or date of appointment if later)	Shareholding requirement (% salary)[3]	Shareholding at 26 July 2022 (% salary)[3]	Shareholding requirement met
Chairman
Javier Ferrán[7,9]	307,522	307,288	254,242
Executive Directors
Ivan Menezes[4,5,7]	1,078,566	1,078,566	1,145,894	500%	3,093%	Yes
Lavanya Chandrashekar[6,7]	6,228	6,228		400%	31%	No - to be met by July 2026
Non-Executive Directors
Susan Kilsby[7]	2,600	2,600	2,600
Melissa Bethell	2,668	2,668
Valérie Chapoulaud-Floquet	2,055	2,055	2,017
Sir John Manzoni	2,870	2,870	2,816
Lady Mendelsohn	5,000	5,000	5,000
Alan Stewart	7,120	7,120	7,069
Ireena Vittal	0	0
Karen Blackett[8]	0	0

Notes
1.     Each person listed beneficially owns less than 1% of Diageo’s ordinary shares. Ordinary shares held by Directors have the same voting rights as all other ordinary shares.
2.     Any change in shareholding between the end of the financial year on 30 June 2022 and the last practicable date before publication of this report, being 26 July 2022, is outlined in the table above.
3.     Both the shareholding requirement and shareholding at 26 July 2022 are expressed as a percentage of base salary on 30 June 2022 and calculated using an average share price for the year ended 30 June 2022 of £36.89.
4.     In addition to the number of shares reported in the table above, Ivan Menezes holds 73,528 vested but unexercised share options.
5.     Ivan Menezes 2021 Deferred Bonus Plan Shares (2,826 ADSs) is included in his total share interests shown above.
6.     In addition to the number of shares reported in the table above, Lavanya Chandrashekar holds 19,584 vested but unexercised share options.
7.     Javier Ferrán, Ivan Menezes, Lavanya Chandrashekar and Susan Kilsby have share interests in ADRs (one ADR is equivalent to four ordinary shares); the share interests in the table are stated as ordinary share equivalents.
8.     Karen Blackett joined the Board on 1 June 2022.
9. With regard to Javier Ferrán, included in the number of shares reported in the table above are 180,000 ordinary shares which Javier Ferrán transferred to his daughters as a gift during the financial year. While his daughters are not his connected persons, he has a power of attorney to make investment decisions to buy and sell shares on behalf of his daughters.

Governance (continued)
Relative importance of spend on pay
The graph below illustrates the relative importance of spend on pay (total remuneration of all group employees) compared with distributions to shareholders (total dividends plus the share buyback programme but excluding transaction costs), and the percentage change from the year ended 30 June 2021 to the year ended 30 June 2022. There are no other significant distributions or payments of profit or cash flow

Relative importance of spend on pay – percentage change

Distributions to shareholders
127.3%
Staff pay
13.2%

Chief Executive total remuneration and TSR performance
The graph below shows the total shareholder return for Diageo and the FTSE 100 Index since 30 June 2012 and demonstrates the relationship between pay and performance for the Chief Executive, using current and previously published single total remuneration figures. The FTSE 100 Index has been chosen because it is a widely recognised performance benchmark for large companies in the United Kingdom.

Governance (continued)

	Paul S Walsh £'000 F13	Ivan Menezes[1] £'000 F14	Ivan Menezes[1] £'000 F15	Ivan Menezes[1] £'000 F16	Ivan Menezes[1] £'000 F17	Ivan Menezes[1] £'000 F18	Ivan Menezes[1] £'000 F19	Ivan Menezes[1] £'000 F20	Ivan Menezes[1] £'000 F21	Ivan Menezes[1] £'000 F22
Chief Executive total remuneration (includes legacy LTIP awards)	15,557	7,312	3,888	4,156	3,399	8,995	11,776	2,273	6,019	7,881
Annual incentive[2]	51%	9%	44%	65%	68%	70%	61.0%	0%	93.75%	93.75%
Share options[2]	100%	71%	0%	0%	0%	60%	73.1%	27.5%	10.0%	61.5%
Performance shares[2]	95%	55%	33%	31%	0%	70%	89.3%	10.0%	29.3%	59.3%
1.     To enable comparison, Ivan Menezes’ single total figure of remuneration has been converted into sterling using the average weighted exchange rate for the relevant financial year.
2.     % of maximum opportunity

Pay for Directors in the context of wider workforce remuneration
There is clear alignment in the approach to pay for executives and the wider workforce in the way that remuneration principles are followed, as well as the mechanics of the salary review process and incentive plan design, which are broadly consistent throughout the organisation. There is a strong focus on performance-related pay, and the performance measures under the annual incentive plan and long-term incentive plan are the same for executives and other eligible employees. The reward package for Executive Directors is consistent with that of the senior management population, however, a much higher proportion of total remuneration for the Executive Directors is linked to business performance, compared to the rest of the employee population.
The structure of the reward package for the wider employee population is based on the principle that it should enable Diageo to attract and retain the best talent within our broader industry. It is driven by local market practice, as well as level of seniority and accountability, reflecting the global nature of our business. Diageo is committed to fostering an inclusive and diverse workplace, and creating a culture where every individual can thrive. Reflective of this, pay parity and consistency of treatment for all employees are critical to the reward practices across the organisation. The reward framework is regularly reviewed to ensure employees are rewarded fairly and appropriately, in line with the business strategy, performance outcomes, competitive market practice and our diversity agenda.

CEO pay ratio
In accordance with The Companies (Miscellaneous Reporting) Regulations 2018, the table on the next page sets out Diageo’s CEO pay ratios for the year ended 30 June 2022. These CEO pay ratios provide a comparison of the Chief Executive’s total remuneration – converted into sterling – with the equivalent remuneration for the employees paid at the 25th (P25), 50th (P50) and 75th (P75) percentile of Diageo’s workforce in the United Kingdom. Also shown are the salary and total remuneration for each quartile employee.

Year	Method	25th percentile pay ratio	Median pay ratio	75th percentile pay ratio
2019	Option A2	265:1	208:1	166:1
2020 [1]	Option A2	50:1	38:1	31:1
2021	Option A2	127:1	100:1	79:1
2022	Option A2	157:1	122:1	96:1
2022	Total pay and benefits	£50,260	£64,627	£81,888
2022	Salary	£30,765	£43,920	£52,833
1.     2021 CEO pay ratios have been updated to reflect the value of the updated 2021 single figure which incorporates long-term incentives based on actual share price at vesting, rather than the average share price in the last three months of the financial year which had been used for the 2021 disclosure.
2.     Only people employed in the United Kingdom and with the same number of contractual working hours throughout the full 12-month period have been included in the calculation. Inclusion of employees outside of this group would require a complex simulation of full-time annual remuneration based on a number of assumptions and would not have a meaningful impact on the ratio.

Governance (continued)
Methodology
Consistent with the approach for Diageo’s disclosure in previous years, the methodology used to identify the employees at each quartile for 2022 is Option A, as defined in the regulations. We believe this is the most robust and accurate approach, and is in line with shareholder expectations.
Total full-time equivalent remuneration for employees reflects all pay and benefits received by an individual in respect of the relevant year and has, other than where noted below, been calculated in line with the methodology for the ‘single figure of remuneration’ for the Chief Executive (shown on page 193 of this report). The total remuneration calculations were based on data as at 30 June 2022. Actual remuneration was converted into the full-time equivalent for the role and location by pro-rating earnings to reflect full-time contractual working hours and these figures were then ranked to identify the employees sitting at the percentiles. In light of financial performance outcomes being signed off close to the publication of the Annual Report, the Diageo Group Business Multiple – applicable to the majority of UK employees – has been used to calculate all payments under the annual incentive, although some employees may receive a variation on this multiple in practice. Pension values for each employee are not calculated on an actuarial basis as for the Chief Executive, but rather as the notional cost of the company’s pension contribution during the financial year, according to the relevant section of the pension scheme for each individual. This approach allows meaningful data for a large group of people to be obtained in a more efficient way.

Points to note for the year ended 30 June 2022
Strong business performance in the year ended 30 June 2022 is reflected in the payout under the annual incentive plans both for Diageo’s Chief Executive and the wider UK workforce. The annual incentive plan outcome is directly linked to awards made under the Freeshares scheme – which all UK employees are eligible to participate in. The median remuneration and resulting pay ratio for 2022 are consistent with the pay and progression policies for Diageo’s UK employees as a whole and reflect the impact of performance-related pay on total remuneration for the year. As the Chief Executive has a larger proportion of his total remuneration linked to business performance than other employees in the UK workforce, the ratio has increased versus last year due to a higher performance outcome under the 2019 long term incentive which vested this year compared to the 2018 awards which vested last year.

Supporting our people and investing in talent
Our focus remains firmly on the wellbeing of our employees and in the year ended 30 June 2022, we continued to provide stability and support to our workforce. Recently, we launched our Global Wellbeing Philosophy, outlining our commitment to creating an environment where people can thrive, along with practical frameworks and tools to support our people in managing their wellbeing. In addition to local wellbeing initiatives, such as free Wellbeing Day and Mental Health capability programmes, we are designing our new office spaces with Wellbeing at the heart. For example, our new Global Headquarters in Soho, London is equipped with wellness and fitness classes and a quiet multi-faith room.
We remain committed to attracting and retaining the right talent. We carefully monitor our total remuneration levels for all roles to ensure we are paying competitively and appropriately. Our incentive plans are designed to be easily understood and reward our people for supporting the delivery of key strategic milestones. Benefits such as competitive pension schemes, the opportunity to participate in employee share-ownership schemes, a product allowance to help employees enjoy Diageo products, generous leave policies, healthcare and life insurance remain key parts of our total reward offering.
Towards the end of fiscal 22, the Diageo Executive Committee considered the impact that the volatile macro-economic environment was having on the cost of living around the world. In addition to continuing to put in place support and tools to help employees be at their best and promote positive mental, physical and financial wellbeing, it was decided to give all Diageo employees below Executive Committee level a one-time, special recognition payment of £1,000 gross (capped at 15% of local equivalent annual salary) as a thank you for their contribution and commitment through challenging times. The Executive Committee will continue to monitor the macro-economic environment and impact on employees.

Change in pay for Directors compared to wider workforce
The table below shows the percentage change in Directors’ remuneration and average remuneration of employees on an annual basis. Given the small size of Diageo plc’s workforce, data for all employees of the group has also been included.

Governance (continued)

Year-on-year change in pay for Directors compared to the global average employee
	2022			2021			2020
	Salary	Bonus	Benefits	Salary	Bonus	Benefits	Salary	Bonus	Benefits
Plc employee average[1]	11.1%	25.8%	10.5%	5.1%	N/A	38.8%	7.5%	(100)%	9.0%
Average global employee[2]	6.4%	38.4%	11.7%	0.0%	278.8%	12.6%	5.3%	(68)%	6.9%
Executive Directors[3]
Ivan Menezes[8]	2.3%	4.4	59.5%	0.7%	N/A5	(10.7)%	2.7%	(100)%	0.8%
Lavanya Chandrashekar	N/A5	N/A5	N/A5	N/A5	N/A5	N/A	N/A	N/A	N/A
Non-Executive Directors[4]
Melissa Bethell	2.3	—	16.0	N/A5	—	—	—	—	—
Valérie Chapoulaud-Floquet[6]	—	—	—	N/A5	—	—	—	—	—
Javier Ferrán (Chairman)	8.3%	—	28.8%	0.0%	—	0.0%	0.0%	—	0.0%
Susan Kilsby[7]	3.8%	—	300.0%	9.6%	—	(87.7)%	37.3%	—	68.9%
Sir John Manzoni[6]	—	—	—	—	—	—	—	—	—
Lady Mendelsohn	2.3%	—	0.0%	3.2%	—	0.0%	3.3%	—	0.0%
Alan Stewart	4.7%	—	0.0%	2.4%	—	0.0%	2.5%	—	0.0%
Ireena Vittal6	—	—	—	—	—	—	—	—	—
Karen Blackett	N/A5	—	N/A5	—	—	—	—	—	—

1.     Around 50 UK-based employees are employed by Diageo plc. Their remuneration has been calculated in line with the approach used for the CEO pay-ratio calculation and the average year-on-year change has been reported. Only those employed during the full financial year have been included in calculations.
2.     Calculated by dividing staff cost related to salaries, bonus and benefits by the average number of employees on a full-time equivalent basis, as disclosed in note 3c to the financial statement under staff costs and average number of employees on page 233, but reduced to account for the inclusion of Executive Directors in reported figures. The salary, bonus and benefits cost data used for calculation are subsets of the Wages and salaries figure disclosed in this note. The salary data used for calculation has been adjusted to exclude costs related to severance payments which are included in staff costs, and last year’s disclosure has been updated in line with this for consistency. In line with the approach for Directors, the bonus values used for the calculation reflect the bonus earned in relation to performance during the relevant financial year.
3.     Calculated using the data from the single figure table in the annual report on remuneration (page 193) in US dollars, as both Ivan Menezes and Lavanya Chandrashekar are paid in this currency.
4.     Calculated using the fees and taxable benefits disclosed under non-executive directors’ remuneration in the table on the next page. Taxable benefits for non-executive directors comprise a product allowance as well as expense reimbursements relating to attendance at Board meetings, which may be variable year-on-year. In the year ended 30 June 2021, no travel expenses were incurred as travel was restricted as a result of the pandemic.
5.     N/A refers to a nil value in the previous year, meaning that the year-on-year change cannot be calculated.
6. No year-on-year change in pay has been reported for Valérie Chapoulaud-Floquet, Sir John Manzoni and Ireena Vittal as there is no comparable remuneration data for the year ended 30 June 2021 as they joined the Board mid F21.
7. The percentage increase in benefits for Susan Kilsby reflects an increase travel expenses.
8. The percentage increase in benefits for Ivan Menezes reflects an increase in tax support services.

Payments to former Directors
A payment was made to Kathryn Mikells at the start of the year ended 30 June 2022 as described below. These details were previously disclosed in the 2021 Directors' remuneration report.

Payments for loss of office
As reported last year, Kathryn Mikells left the company on 30 June 2021. In accordance with the approved 2020 remuneration policy and her service contract which provided for a 12-month notice period, Kathryn Mikells received half of the payment in lieu of the remainder of her notice period (six months and twelve days) in July 2021 in respect of salary, benefits and pension ($362,174). No further payments were made as a result of Kathryn Mikells taking up alternative employment (announced on 19 July 2021). 201The Committee also exercised its discretion, in accordance with the plan rules and the remuneration policy, to prorate to the leaving date all unvested long-term incentive awards. In September 2022, Kathryn's 2019 performance shares and share options are due to vest at 59.3% and 61.5% respectively with a total estimated value of $2.16m. These awards remain subject to a subsequent two-year holding period. The post-employment shareholding requirement policy applies for a period of two years post-exit, requiring Kathryn to hold Diageo shares equal to 400% of salary until 30 June 2022 and 200% of salary until 30 June 2023.s 204-205In line with internal policies and the remuneration policy, the company supported Kathryn Mikells with the cost of her repatriation back to the United States. This support amounted to a grossed up value of £200,000. Further costs included shipping costs of £23,507, £7,640 in flights and £12,000 of legal support. Kathryn Mikells will also be provided with tax return preparation support for a period of up to three years following her departure (up to a maximum cost of £15,000 per annum).

Governance (continued)

Non-Executive Directors

Fee policy
Javier Ferrán’s fee as non-executive Chairman was increased from £600,000 per annum to £650,000 on 1 July 2021. This was a planned increase for 1 January 2020 that was deferred, at the Chairman’s request, due to the Covid-19 pandemic. There had been no prior increase since his appointment on 1 January 2017. The Chairman’s fee is appropriately positioned against our comparator group of FTSE 30 companies excluding financial services. The Executive Directors and the Chairman also approved an increase in the base fee for non-executive directors of 3% (from £98,000 to £101,000) and an increase in the Audit and Remuneration Committee Chair fees from £30,000 to £35,000, effective 1 October 2021.

	January 2022	January 2021
Per annum fees	£'000	£'000
Chairman of the Board	650	600
Non-Executive Directors
Base fee	101	98
Senior Non-Executive Director	30	30
Chairman of the Audit Committee	35	30
Chairman of the Remuneration Committee	35	30

Non-Executive Directors’ remuneration for the year ended 30 June 2022

	Fees £'000		Taxable benefits[1] £'000		Total £'0004
	2022	2021	2022	2021	2022	2021
Chairman
Javier Ferrán[2]	650	600	2	1	652	601
Non-Executive Directors
Susan Kilsby	164	158	5	1	169	159
Melissa Bethell	100	98	1	1	102	99
Valérie Chapoulaud-Floquet	100	49	5	1	105	50
Sir John Manzoni	100	74	1	1	102	75
Lady Mendelsohn	100	98	1	1	102	99
Alan Stewart	134	128	1	1	135	129
Ireena Vittal	100	73	1	1	102	74
Karen Blackett[3]	8	n/a	—	n/a	9	n/a
1.    Taxable benefits include a product allowance and expense reimbursements relating to travel, accommodation and subsistence in connection with attendance at Board meetings during the year, which are deemed by HMRC to be taxable in the United Kingdom. The amounts in the single figure of total remuneration table above include any tax gross-ups on the benefits provided by the company on behalf of the Directors. Non-taxable expense reimbursements have not been included in the single figure of remuneration table above.
2.     £100,000 of Javier Ferrán’s net remuneration in the year ended 30 June 2022 was used for the monthly purchase of Diageo ordinary shares, which must be retained until he retires from the company or ceases to be a Director for any other reason.
3.     Karen Blackett was appointed to the Board on 1 June 2022.
4.     Some figures add up to slightly different totals due to rounding.

Governance (continued)
Looking ahead to 2023

Salary increases and pension reductions for the year ending 30 June 2023

In May 2022, the Remuneration Committee reviewed base salaries for senior management and agreed the following increases for the Chief Executive and Chief Financial Officer, effective 1 October 2022.
On 1 January 2023, Ivan Menezes pension contribution will reduce from 20% of base salary to 14% in line with the wider workforce.

	Ivan Menezes		Lavanya Chandrashekar
Salary at 1 October ('000)	2022	2021	2022	2021
Base salary	$1,763	$1,711	$1,004	$975
% increase (over previous year)	3%	3%	3%	—

Annual incentive design for the year ending 30 June 2023
The measures and targets for the annual incentive plan are reviewed annually by the Remuneration Committee and are carefully chosen to drive financial and individual business performance goals related to the company’s short-term strategic operational objectives. The plan design for Executive Directors in the year ending 30 June 2023 will comprise the following performance measures and weightings, with targets set for the full financial year:
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
Details of the targets for the year ending 30 June 2023 will be disclosed retrospectively in next year’s annual report on remuneration, by which time they will no longer be deemed commercially sensitive by the Board.

Long-term incentive awards to be made in the year ending 30 June 2023
The long-term incentive plan measures are reviewed annually by the Remuneration Committee and are selected to reward long-term consistent performance in line with Diageo’s business strategy and to create alignment with the delivery of value for shareholders. The Committee has ensured that the incentive structure for senior management does not raise environmental, social and governance risks by inadvertently motivating irresponsible behaviour. As per last year, DLTIP awards made in September 2022 will comprise awards of both performance shares and share options, based on stretching targets against the key performance measures as outlined in the table below, assessed over a three-year performance period. The relative total shareholder return measure is based on the same constituent group and vesting schedule as outlined on page 196.
The performance share element of the DLTIP applies to the Executive Committee and the top level of senior leaders across the organisation worldwide, whilst the share option element is applicable to a much smaller population comprising only members of the Executive Committee. One market price option is valued at one-third of a performance share.
The ESG measure comprises four goals reflecting the 'Society 2030: Spirit of Progress' strategy, to make a positive impact on the environment and society. Each goal is weighted equally:
•reduction in greenhouse gas emissions;
•improvement in water efficiency;
•number of people who confirmed changed attitudes to the dangers of underage drinking, after participating in a Diageo supported education programme; and
•inclusion and diversity metric (one measure on % female leaders globally, and another measure on % ethnically diverse leaders globally).
Awards are calculated on the basis of a six-month average share price for the period ending 30 June 2022.
It is intended that a DLTIP award of 500% of base salary will be made to Ivan Menezes in September 2022, comprising 375% of salary in performance shares and 125% of salary in market price share options. It is intended that a DLTIP award of 480% of salary will be made to Lavanya Chandrashekar in September 2022, comprising 360% of salary in performance shares and 120% of salary in market price share options. In performance share equivalents; one market price option is valued at one-third of a performance share.

Governance (continued)
The table below summarises the annual DLTIP awards to Ivan Menezes and Lavanya Chandrashekar to be made in September 2022.

Grant value (% salary)	Chief Executive	Chief Financial Officer
	Performance share equivalents (1 share: 3 options)
Performance shares	375%	360%
Share options	125%	120%
Total	500%	480%

Performance conditions for long-term incentive awards to be made in the year ending 30 June 2023

	Performance shares								Share options
		Organic profit before exceptional items and tax (CAGR)	Environmental, social & governance (ESG)
	Organic net sales (CAGR)		Greenhouse gas reduction[1]	Water efficiency	Positive drinking	% Female leaders	% Ethnically diverse leaders	Vesting schedule	Relative Total Shareholder Return	Cumulative free cash flow (£m)	Vesting schedule
Weighting (% total)	40%	40%	5%	5%	5%	2.5%	2.5%	100%	50.0%	50.0%	100%
Maximum	8.5%	12.0%	17.6%	12.1%	4.0m	47%	44%	100%	3rd and above	£9,450	100%
Midpoint	6.5%	8.5%	14.2%	9.2%	3.3m	46%	43%	60%	—	£8,550	60%
Threshold	4.5%	5.0%	10.7%	6.3%	2.6m	45%	42%	20%	9th and above	£7,650	20%

1.Further context for the 2022 long-term incentive greenhouse gas reduction targets is set out on page 45.

Governance (continued)
Additional information

Emoluments and share interests of senior management
The total emoluments for the year ended 30 June 2022 of the Executive Directors and the Executive Committee members (together, the senior management) of Diageo comprising base salary, annual incentive plan, share incentive plan, termination payments and other benefits were £23.9 million (2021 – £24.9 million).
The aggregate amount of gains made by the senior management from the exercise of share options and from the vesting of awards during the year was £19.1 million. In addition, they were granted 718,092 performance-based share options under the Diageo Long-Term Incentive Plan (DLTIP) during the year at a weighted average share price of 3,609 pence, exercisable by 2031. In addition, they were granted 435 options over ordinary shares under the UK savings-related share options scheme (SAYE). They were also awarded 680,438 performance shares under the DLTIP in September 2021, which will vest in three years subject to the relevant performance conditions. A further award of 142,977 restricted shares subject to performance, and 127,867 restricted shares not subject to performance were also granted during the year.
Senior management options over ordinary shares
At 26 July 2022, the senior management had an aggregate beneficial interest in 1,842,518 ordinary shares in the company and in the following options over ordinary shares in the company:

	Number of options	Weighted average exercise price (£)	Exercise period
Ivan Menezes	549,044	30.67	2020-2031
Lavanya Chandrashekar	99,824	33.73	2021-2031
Other[1]	1,349,935	30.14	2015-2031
1.     Other members of the Executive Committee

Key management personnel related party transactions
Key management personnel of the group comprises the Executive and Non-Executive Directors, the members of the Executive Committee and the Company Secretary.

Diageo plc has granted rolling indemnities to the Directors and the Company Secretary, uncapped in amount, in relation to certain losses and liabilities which they may incur in the course of acting as Directors or Company Secretary (as applicable) of Diageo plc or of one or more of its subsidiaries. These indemnities continue to be in place at 30 June 2022.

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

Statutory and audit requirements
This report was approved by a duly authorised Committee of the Board of Directors and was signed on its behalf on 27 July 2022 by Susan Kilsby who is Chair of the Remuneration Committee.

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

The Directors' remuneration report (excluding the policy) is subject to shareholder approval at the AGM on 6 October 2022; terms defined in this remuneration report are used solely herein.

Governance (continued)
Directors’ report

The Directors present the Directors’ report for the year ended 30 June 2022.

Company status
Diageo plc is a public limited liability company incorporated in England and Wales with registered number 23307 and registered office and principal place of business at 16 Great Marlborough Street, London W1F 7HS, United Kingdom. It is the ultimate holding company of the group, a full list of whose subsidiaries, partnerships, associates, joint ventures and joint arrangements is set out in Note 10 to the financial statements set out on pages 200-204 of the UK Annual Report.

Directors
The Directors of the company who currently serve are shown in the section ‘Board of Directors’ on pages 145-146 and 147 in accordance with the UK Corporate Governance Code, all the Directors will retire by rotation at the AGM and offer themselves for re-election. Further details of Directors’ contracts, remuneration and their interests in the shares of the company at 30 June 2022 are given in the Directors’ remuneration report. The Directors’ powers are determined by UK legislation and Diageo’s articles of association. The Directors may exercise all the company’s powers provided that Diageo’s articles of association or applicable legislation do not stipulate that any powers must be exercised by the members.

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

Governance (continued)
Related party transactions
Transactions with related parties are disclosed in note 21 to the consolidated financial statements.

Major shareholders
At 30 June 2022, the following substantial interests (3% or more) in the company’s ordinary share capital (voting securities) had been notified to the company:

Shareholder	Number of ordinary shares	Percentage of issued ordinary share (excluding treasury shares)	Date of notification of interest
BlackRock Investment Management (UK) Limited (indirect holding)	147,296,928	5.89%	3 December 2009
Capital Research and Management Company (indirect holding)	124,653,096	4.99%	28 April 2009
Massachusetts Financial Services Company (indirect holding)	114,036,646	4.95%	1 June 2022
(i) On 1 February 2022, BlackRock Inc. filed an Amendment to Schedule 13G with the SEC in respect of the calendar year ended 31 December 2010, reporting that, as of December 31, 2021, 173,739,088 ordinary shares representing 7.5% of the issued ordinary share capital were beneficially owned by BlackRock Inc. and its subsidiaries (including BlackRock Investment Management (UK) Limited).
(ii) On 2 February 2022, Massachusetts Financial Services Company filed an Amendment to Schedule 13G with the SEC in respect of the calendar year ended 31 December 2018, reporting that, as of December 31, 2021, 142,776,369 ordinary shares representing 6.1% of the issued ordinary share capital were beneficially owned by Massachusetts Financial Services Company.

The company has not been notified of any other substantial interests in its securities since 30 June 2022. The company’s substantial shareholders do not have different voting rights. Diageo, so far as is known by the company, is not directly or indirectly owned or controlled by another corporation or by any government. Diageo knows of no arrangements, the operation of which may at a subsequent date result in a change of control of the company.

As at the close of business on 29 July 2022, 321,284,915 ordinary shares, including those held through American Depositary Shares ("ADSs"), were held by approximately 2,680 holders (including American Depositary Receipt ("ADR") holders) with registered addresses in the United States, representing approximately 12.68% of the outstanding ordinary shares (excluding treasury shares). At such date, 80,253,313 ADSs were held by 2,262 registered ADR holders. Since certain of such ordinary shares and ADSs are held by nominees or former GrandMet PLC or Guinness Group PLC ADR holders who have not re-registered their ADSs, the number of holders may not be representative of the number of beneficial owners in the United States or the ordinary shares held by them.

Employment policies
A key strategic imperative of the company is to attract, retain and grow a pool of diverse, talented employees. Diageo recognises that a diversity of skills and experiences in its workplace and communities will provide a competitive advantage. To enable this, the company has various global employment policies and standards, covering such issues as resourcing, data protection, human rights, health, safety and wellbeing. These policies and standards seek to ensure that the company treats current or prospective employees justly, solely according to their abilities to meet the requirements and standards of their role and in a fair and consistent way. This includes giving full and fair consideration to applications from prospective employees who are disabled, having regard to their aptitudes and abilities, and not discriminating against employees under any circumstances (including in relation to applications, training, career development and promotion) on the grounds of any disability. In the event that an employee, worker or contractor becomes disabled in the course of their employment or engagement, Diageo aims to ensure that reasonable steps are taken to accommodate their disability by making reasonable adjustments to their existing employment or engagement.

Trading market for shares
Diageo plc ordinary shares are listed on the London Stock Exchange (LSE) and on the Dublin Euronext and Paris Euronext Exchanges. Diageo ADSs, representing four Diageo ordinary shares each, are listed on the New York Stock Exchange (NYSE). The principal trading market for the ordinary shares is the LSE. Diageo shares are traded on the LSE’s electronic order book. Orders placed on the order book are displayed on-screen through a central electronic system and trades are automatically executed, in price and then time priority, when orders match with corresponding buy or sell orders. Only member firms of the LSE, or the LSE itself if requested by the member firm, can enter or delete orders on behalf of clients or on their own account. All orders are anonymous. Although use of the order book is not mandatory, all trades, whether or not executed through the order book and regardless of size, must be reported within three minutes of execution, but may be eligible for deferred publication.
The Markets in Financial Instruments Directive (MiFID) allows for delayed publication of large trades with a sliding scale requirement based on qualifying minimum thresholds for the amount of consideration to be paid/the proportion of average daily turnover (ADT) of a stock represented by a trade. Provided that a trade/consideration equals or exceeds the qualifying minimum size, it will be eligible for deferred publication ranging from 60 minutes from time of trade to three trading days after time of trade. Fluctuations in the exchange rate between sterling and the US dollar will affect the US dollar equivalent of the sterling price of the ordinary shares on the LSE and, as a result, will affect the market price of the ADSs on the NYSE. In addition, such fluctuations will affect the US dollar amounts received by holders of ADSs on conversion of cash dividends paid in pounds sterling on the underlying ordinary shares.

Governance (continued)
American depositary shares

Fees and charges payable by ADR holders
Citibank N.A. serves as the depositary (Depositary) for Diageo’s ADS programme. Pursuant to the deposit agreement dated 14 February 2013 between Diageo, the Depositary and owners and holders of ADSs (the Deposit Agreement), ADR holders may be required to pay various fees to the Depositary, and the Depositary may refuse to provide any service for which a fee is assessed until the applicable fee has been paid. In particular, the Depositary, under the terms of the Deposit Agreement, shall charge a fee of up to $5.00 per 100 ADSs (or fraction thereof) relating to the issuance of ADSs; delivery of deposited securities against surrender of ADSs; distribution of cash dividends or other cash distributions (i.e. sale of rights and other entitlements); distribution of ADSs pursuant to stock dividends or other free stock distributions, or exercise of rights to purchase additional ADSs; distribution of securities other than ADSs or rights to purchase additional ADSs (i.e. spin-off shares); and depositary services. Citibank N.A. is located at 388 Greenwich Street, New York, New York, 10013, United States. In addition, ADR holders may be required under the Deposit Agreement to pay the Depositary (a) taxes (including applicable interest and penalties) and other governmental charges; (b) registration fees; (c) certain cable, telex, and facsimile transmission and delivery expenses; (d) the expenses and charges incurred by the Depositary in the conversion of foreign currency; (e) such fees and expenses as are incurred by the Depositary in connection with compliance with exchange control regulations and other regulatory requirements; and (f) the fees and expenses incurred by the Depositary, the custodian, or any nominee in connection with the servicing or delivery of ADSs. The Depositary may (a) withhold dividends or other distributions or sell any or all of the shares underlying the ADSs in order to satisfy any tax or governmental charge and (b) deduct from any cash distribution the applicable fees and charges of, and expenses incurred by, the Depositary and any taxes, duties or other governmental charges on account.

Direct and indirect payments by the Depositary
The Depositary reimburses Diageo for certain expenses it incurs in connection with the ADR programme, subject to a ceiling set out in the Deposit Agreement pursuant to which the Depositary provides services to Diageo. The Depositary has also agreed to waive certain standard fees associated with the administration of the programme. Under the contractual arrangements with the Depositary, Diageo has received approximately $2.3 million arising out of fees charged in respect of dividends paid during the year and a fixed contribution to the company’s ADR programme costs. These payments are received for expenses associated with non-deal road shows, third party investor relations consultant fees and expenses, Diageo’s cost for administration of the ADR programme not absorbed by the Depositary and related activities (e.g. expenses associated with the AGM), travel expenses to attend training and seminars, exchange listing fees, legal fees, auditing fees and expenses, the SEC filing fees, expenses related to Diageo’s compliance with US securities law and regulations (including, without limitation, the Sarbanes-Oxley Act) and other expenses incurred by Diageo in relation to the ADR programme.

Articles of association
The company is incorporated under the name Diageo plc, and is registered in England and Wales under registered number 23307. The following description summarises certain provisions of Diageo’s articles of association (as adopted by special resolution at the Annual General Meeting on 28 September 2020) and applicable English law concerning companies (the Companies Acts), in each case as at 27 July 2022. This summary is qualified in its entirety by reference to the Companies Acts and Diageo’s articles of association. Investors can obtain copies of Diageo’s articles of association by contacting the Company Secretary at the.cosec@diageo.com. Any amendment to the articles of association of the company may be made in accordance with the provisions of the Companies Act 2006, by way of special resolution.

Directors
Diageo’s articles of association provide for a board of directors, consisting (unless otherwise determined by an ordinary resolution of shareholders) of not fewer than three directors and not more than 25 directors, in which all powers to manage the business and affairs of Diageo are vested. Directors may be elected by the members in a general meeting or appointed by the Board. At each annual general meeting, all the directors shall retire from office and may offer themselves for re-election by members. There is no age limit requirement in respect of directors. Directors may also be removed before the expiration of their term of office in accordance with the provisions of the Companies Acts.

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

Governance (continued)
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
Diageo’s articles of association and the Companies Acts provide for matters to be transacted at general meetings of Diageo by the proposing and passing of two kinds of resolutions:
•ordinary resolutions, which include resolutions for the election, re-election and removal of directors, the declaration of final dividends, the appointment and re-appointment of the external auditor, the remuneration report and remuneration policy, the increase of authorised share capital and the grant of authority to allot shares; and
•special resolutions, which include resolutions for the amendment of Diageo’s articles of association, resolutions relating to the disapplication of pre-emption rights, and resolutions modifying the rights of any class of Diageo’s shares at a meeting of the holders of such class.
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
A shareholder is not entitled to vote at any general meeting or class meeting in respect of any share held by them if they have been served with a restriction notice (as defined in Diageo’s articles of association) after failure to provide Diageo with information concerning interests in those shares required to be provided under the Companies Acts.

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

Repurchase of shares
Subject to authorisation by special resolution, Diageo may purchase its own shares in accordance with the Companies Acts. Any shares which have been bought back may be held as treasury shares or, if not so held, must be cancelled immediately upon completion of the purchase, thereby reducing the amount of Diageo’s issued share capital.

Restrictions on transfers of shares
The Board may decline to register a transfer of a certificated Diageo share unless the instrument of transfer (a) is duly stamped or certified or otherwise shown to the satisfaction of the Board to be exempt from stamp duty, and is accompanied by the relevant share certificate and such other evidence of the right to transfer as the Board may reasonably require, (b) is in respect of only one class of share and (c) if to joint transferees, is in favour of not more than four such transferees. Registration of a transfer of an uncertificated share may be refused in the circumstances set out in the uncertificated securities rules (as defined in Diageo’s articles of association) and where, in the case of a transfer to joint holders, the number of joint holders to whom the uncertificated share is to be transferred exceeds four.
The Board may decline to register a transfer of any of Diageo’s certificated shares by a person with a 0.25% interest (as defined in Diageo’s articles of association) if such a person has been served with a restriction notice (as defined in Diageo’s articles of association) after failure to provide Diageo with information concerning interests in those shares required to be provided under the Companies Acts, unless the transfer is shown to the Board to be pursuant to an arm’s-length sale (as defined in Diageo’s articles of association).

Governance (continued)
Other information

Other information relevant to the Directors’ report may be found in the following sections of the Annual Report:

Information (including that required by UK Listing Authority Listing Rule 9.8.4)	Location in Annual Report
Agreements with controlling shareholders	Not applicable
Contracts of significance	Not applicable
Details of long-term incentive schemes	Directors’ remuneration report
Directors’ indemnities and compensation	Directors’ remuneration report - Additional information; Consolidated financial statements - note 21 Related party transactions
Dividends	Group financial review; Consolidated financial statements - Unaudited financial information
Engagement with employees	Corporate governance report - Workforce engagement statement
Engagement with suppliers, customers and others	Corporate governance report - Stakeholder engagement
Events post 30 June 2022	Consolidated financial statements - note 23 Post balance sheet events
Financial risk management	Consolidated financial statements - note 16 Financial instruments and risk management
Future developments	Chairman’s statement; Chief Executive’s statement; Our market dynamics
Greenhouse gas emissions	Sustainability performance; Responding to climate-related risks
Interest capitalised	Not applicable
Non-pre-emptive issues of equity for cash (including in respect of major unlisted subsidiaries)	Not applicable
Parent participation in a placing by a listed subsidiary	Not applicable
Political donations	Corporate governance report
Provision of services by a controlling shareholder	Not applicable
Publication of unaudited financial information	Unaudited financial information
Purchase of own shares	Repurchase of shares; Consolidated financial statements - note 18 Equity
Research and development	Additional Disclosures - Research and development; Consolidated financial statements - note 3 Operating costs
Review of the business and principal risks and uncertainties	Chief Executive’s statement; Our principal risks and risk management; Responding to climate-related risks; Business reviews
Share capital - structure, voting and other rights	Consolidated financial statements - note 18 Equity
Share capital - employee share plan voting rights	Consolidated financial statements - note 18 Equity
Shareholder waivers of dividends	Consolidated financial statements - note 18 Equity
Shareholder waivers of future dividends	Consolidated financial statements - note 18 Equity
Sustainability and responsibility	Sustainability performance; Responding to climate-related risks
Waiver of emoluments by a director	Not applicable
Waiver of future emoluments by a director	Not applicable

The Directors’ report of Diageo plc for the year ended 30 June 2022 comprises these pages and the sections of the Annual Report referred to under ‘Directors’, ‘Corporate governance statement’ and ‘Other information’ above, which are incorporated into the Directors’ report by reference.
In addition, certain disclosures required to be contained in the Directors’ report have been incorporated into the ‘Strategic report’ as set out in ‘Other information’ above.
The Directors’ report, which has been approved by a duly appointed and authorised committee of the Board of Directors, was signed on its behalf by Tom Shropshire, the Company Secretary, on 27 July 2022.

Financial statements
Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Diageo plc,

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Diageo plc and its subsidiaries (the “Company”) as of 30 June 2022 and 2021, and the related consolidated income statement and consolidated statement of comprehensive income, consolidated statement of changes in equity and the consolidated statement of cash flows for each of the three years in the period ended 30 June 2022, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of 30 June 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of 30 June 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended 30 June 2022 i) in conformity with UK-adopted International Accounting Standards, ii) in conformity with the International Financial Reporting Standards adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union, and iii) in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 30 June 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting appearing under Part II. 15.B. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Financial statements (continued)
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

Impairment assessment of indefinite-lived brand intangible assets and goodwill

As described in note 9 to the consolidated financial statements, the Company’s consolidated indefinite-lived brand intangibles balance and goodwill balance as at 30 June 2022 were £7,896 million and £2,287 million respectively. Management conducts impairment tests for indefinite-lived brand intangibles and goodwill annually, or more frequently if events or circumstances indicate that the carrying amount may not be recoverable. An impairment charge of £336 million was recognised in the consolidated income statement in respect of the current year, and opening balance adjustments recognised in the consolidated statement of changes in equity included £312 million impairment as a result of hyperinflation adjustments in respect of Turkey. The individual brands, other intangibles with indefinite useful lives and their associated tangible fixed assets are aggregated and tested as separate cash-generating units. Goodwill is attributed to each of the markets. Separate tests are carried out for each cash-generating unit and for each of the markets. The impairment test compares the net carrying value of the cash-generating unit for indefinite-lived brand intangibles and market for goodwill with the recoverable amount. The tests are dependent on management’s estimates in respect of the forecasting of future cash flows, the discount rates applicable to the future cash flows and what expected growth rates are reasonable. Judgment is required in determining the cash-generating units. The value in use calculations is based on discounted forecast cash flows using the assumption that cash flows continue in perpetuity at the terminal growth rate of each country or region. Cash flows are extrapolated up to five years using expected growth rates in line with management’s best estimates. Growth rates reflect expectations of sales growth, operating costs and margin, based on past experience and external sources of information. The five-year forecast period is extended by up to an additional ten years at acquisition date for some indefinite-lived intangible assets and goodwill when management believes that this period is justified by the maturity of the market and expects to achieve growth in excess of the terminal growth rate driven by Diageo’s sales, marketing and distribution expertise. Cash flows beyond the five-year period are mainly projected using steady or progressively declining growth rates. These rates do not exceed the annual growth rate of the real gross domestic product (GDP) aggregated with the long-term annual inflation rate of the country or region. Cash flows for the subsequent years after the forecast period are extrapolated based on a terminal growth rate which does not exceed the long-term annual inflation rate of the country or region. The determination of discounted future cash flows includes significant management judgments and assumptions, including sales growth, operating costs, margin, discount rates and terminal growth rates.

The principal considerations for our determination that performing procedures related to the impairment assessment of indefinite-lived brand intangible assets and goodwill is a critical audit matter are the significant judgments made by management when developing its assessment of the recoverable amount for the cash-generating units. This in turn led to a high degree of auditor judgment, subjectivity and effort in evaluating management’s significant assumptions, related to future cash flows, discount rates, and expected growth rates. In addition, the audit effort involved the use of professionals with specialised skill and knowledge.

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

Taxation – Provisions for tax uncertainties

As described in Note 7 and Note 19 to the consolidated financial statements, the Company has a number of ongoing tax audits worldwide for which provisions are recognised based on management’s best estimates and judgments concerning the ultimate outcome. As at 30 June 2022 the current tax asset of £149 million and tax liability of £252 million includes £156 million of provisions for tax uncertainties. The Company operates in a large number of markets with complex tax and legislative regimes that are open to subjective interpretation. Management is required to estimate the amount that should be recognised as a tax liability or tax asset in many countries which are subject to tax audits which by their nature are often complex and can take several years to resolve. Tax provisions are based on management’s judgment and interpretation of country specific tax law and the likelihood of settlement. As disclosed by management, the actual tax liabilities could differ from the provision for tax uncertainties and in such event the Company would be required to make an adjustment in a subsequent period which could have a material impact on the Company’s profit for the year.

The principal considerations for our determination that performing procedures related to the taxation - provision for tax uncertainties is a critical audit matter are the significant judgments made by management in determining the provisions for tax uncertainties, including

Financial statements (continued)
a high degree of estimation uncertainty due to the number and complexity of tax laws, frequency of tax audits and potential for adjustments which could have a material impact on the Company’s profit for the year as a result of such audits. This in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures to evaluate the timely identification and accurate measurement of provisions for tax uncertainties. Also, the evaluation of audit evidence related to the provisions for tax uncertainties required significant auditor judgment as the nature of the evidence is often subjective, and the audit effort involved the use of professionals with specialised skill and knowledge.

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

Post employment benefit obligations

As described in Note 14 to the consolidated financial statements, the carrying value of defined benefit obligations was £7,234 million as at 30 June 2022. Application of IAS 19 requires the exercise of estimation and judgment in relation to various assumptions. Management determines the assumptions on a country by country basis in conjunction with its actuaries. Estimates are required in respect of uncertain future events, including the life expectancy of members of the plans, salary and pension increases, future inflation rates, and discount rates.

The principal considerations for our determination that post employment benefit obligations is a critical audit matter are the significant judgments made by management in selecting the assumptions used to develop its estimate of the present value of defined benefit obligations. This in turn led to a high degree of auditor judgment and effort in our evaluation of management’s significant assumptions, which were future inflation rates, discount rates and the life expectancy of members of the plans. In addition, the audit effort involved the use of professionals with specialised skill and knowledge.

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

/s/ PricewaterhouseCoopers LLP
London, United Kingdom
4 August 2022

We have served as the Company's auditor since 2015.

Financial statements (continued)

Consolidated income statement

	Notes	Year ended 30 June 2022 £ million	Year ended 30 June 2021 £ million	Year ended 30 June 2020 £ million
Sales	2	22,448	19,153	17,697
Excise duties	3	(6,996)	(6,420)	(5,945)
Net sales	2	15,452	12,733	11,752
Cost of sales	3	(5,973)	(5,038)	(4,654)
Gross profit		9,479	7,695	7,098
Marketing	3	(2,721)	(2,163)	(1,841)
Other operating items	3	(2,349)	(1,801)	(3,120)
Operating profit		4,409	3,731	2,137
Non-operating items	4	(17)	14	(23)
Finance income	5	497	278	366
Finance charges	5	(919)	(651)	(719)
Share of after tax results of associates and joint ventures	6	417	334	282
Profit before taxation		4,387	3,706	2,043
Taxation	7	(1,049)	(907)	(589)
Profit for the year		3,338	2,799	1,454
Attributable to:
Equity shareholders of the parent company		3,249	2,660	1,409
Non-controlling interests		89	139	45
		3,338	2,799	1,454
		million	million	million
Weighted average number of shares
Shares in issue excluding own shares		2,318	2,337	2,346
Dilutive potential ordinary shares		7	8	8
		2,325	2,345	2,354

		pence	pence	pence
Basic earnings per share		140.2	113.8	60.1
Diluted earnings per share		139.7	113.4	59.9
The accompanying notes are an integral part of these consolidated financial statements.

Financial statements (continued)
Consolidated statement of comprehensive income

	Notes	Year ended 30 June 2022 £ million	Year ended 30 June 2021 £ million	Year ended 30 June 2020 £ million
Other comprehensive income
Items that will not be recycled subsequently to the income statement
Net remeasurement of post employment benefit plans
Group	14	616	16	38
Associates and joint ventures		5	3	(14)
Non-controlling interests	14	(1)	—	—
Tax on post employment benefit plans		(123)	(46)	(21)
Changes in the fair value of equity investments at fair value through other comprehensive income		(12)	—	—
		485	(27)	3
Items that may be recycled subsequently to the income statement
Exchange differences on translation of foreign operations
Group		1,128	(1,233)	(104)
Associates and joint ventures	6	60	(240)	82
Non-controlling interests		171	(173)	(37)
Net investment hedges		(623)	810	(227)
Exchange loss recycled to the income statement
On disposal of foreign operations	8	63	—	4
Tax on exchange differences – group		(6)	(9)	4
Tax on exchange differences – non-controlling interests		—	(1)	—
Effective portion of changes in fair value of cash flow hedges
Hedge of foreign currency debt of the group		233	(298)	221
Transaction exposure hedging of the group		(172)	101	(43)
Hedges by associates and joint ventures		(15)	(1)	6
Commodity price risk hedging of the group		78	41	(11)
Recycled to income statement – hedge of foreign currency debt of the group		(239)	175	(75)
Recycled to income statement – transaction exposure hedging of the group		42	10	42
Recycled to income statement – commodity price risk hedging of the group		(46)	(2)	8
Tax on effective portion of changes in fair value of cash flow hedges		32	(6)	(23)
Hyperinflation adjustments		365	(17)	(18)
Tax on hyperinflation adjustments		(74)	5	4
		997	(838)	(167)
Other comprehensive income/(loss), net of tax, for the year		1,482	(865)	(164)
Profit for the year		3,338	2,799	1,454
Total comprehensive income for the year		4,820	1,934	1,290
Attributable to:
Equity shareholders of the parent company		4,561	1,969	1,282
Non-controlling interests	18	259	(35)	8
Total comprehensive income for the year		4,820	1,934	1,290
The accompanying notes are an integral part of these consolidated financial statements.

Financial statements (continued)
Consolidated balance sheet

		30 June 2022		30 June 2021
	Notes	£ million	£ million	£ million	£ million
Non-current assets
Intangible assets	9	11,902		10,764
Property, plant and equipment	10	5,848		4,849
Biological assets	11	94		66
Investments in associates and joint ventures	6	3,652		3,308
Other investments	13	37		40
Other receivables	15	37		36
Other financial assets	16	345		327
Deferred tax assets	7	114		100
Post employment benefit assets	14	1,553		1,018
			23,582		20,508
Current assets
Inventories	15	7,094		6,045
Trade and other receivables	15	2,933		2,385
Corporate tax receivables	7	149		145
Assets held for sale	8	222		—
Other financial assets	16	251		121
Cash and cash equivalents	17	2,285		2,749
			12,934		11,445
Total assets			36,516		31,953
Current liabilities
Borrowings and bank overdrafts	17	(1,522)		(1,862)
Other financial liabilities	16	(444)		(257)
Share buyback liability	18	(117)		(91)
Trade and other payables	15	(5,887)		(4,648)
Liabilities held for sale	8	(61)		—
Corporate tax payables	7	(252)		(146)
Provisions	15	(159)		(138)
			(8,442)		(7,142)
Non-current liabilities
Borrowings	17	(14,498)		(12,865)
Other financial liabilities	16	(703)		(384)
Other payables	15	(380)		(338)
Provisions	15	(258)		(274)
Deferred tax liabilities	7	(2,319)		(1,945)
Post employment benefit liabilities	14	(402)		(574)
			(18,560)		(16,380)
Total liabilities			(27,002)		(23,522)
Net assets			9,514		8,431
Equity
Share capital	18	723		741
Share premium		1,351		1,351
Other reserves		2,174		1,621
Retained earnings		3,550		3,184
Equity attributable to equity shareholders of the parent company			7,798		6,897
Non-controlling interests	18		1,716		1,534
Total equity			9,514		8,431
The accompanying notes are an integral part of these consolidated financial statements.

These consolidated financial statements have been approved by a duly appointed and authorised committee of the Board of Directors and were signed on its behalf by Ivan Menezes and Lavanya Chandrashekar, Directors and dated 4 August 2022.

Financial statements (continued)
Consolidated statement of changes in equity

				Other reserves		Retained earnings/(deficit)
	Notes	Share capital £ million	Share premium £ million	Capital redemption reserve £ million	Hedging and exchange reserve £ million	Own shares £ million	Other retained earnings £ million	Total £ million	Equity attributable to parent company shareholders £ million	Non- controlling interests £ million	Total equity £ million
At 30 June 2019		753	1,350	3,190	(818)	(2,026)	5,912	3,886	8,361	1,795	10,156
Profit for the year		—	—	—	—	—	1,409	1,409	1,409	45	1,454
Other comprehensive loss		—	—	—	(116)	—	(11)	(11)	(127)	(37)	(164)
Total comprehensive (loss)/ income for the year		—	—	—	(116)	—	1,398	1,398	1,282	8	1,290
Employee share schemes		—	—	—	—	90	(36)	54	54	—	54
Share-based incentive plans	18	—	—	—	—	—	2	2	2	—	2
Share-based incentive plans in respect of associates		—	—	—	—	—	4	4	4	—	4
Tax on share-based incentive plans		—	—	—	—	—	1	1	1	—	1
Share-based payments and purchase of treasury shares in respect of subsidiaries		—	—	—	—	—	(1)	(1)	(1)	—	(1)
Shares issued		—	1	—	—	—	—	—	1	—	1
Transfers		—	—	—	5	—	(5)	(5)	—	—	—
Purchase of non-controlling interests	8	—	—	—	—	—	(39)	(39)	(39)	(23)	(62)
Non-controlling interest in respect of new subsidiary		—	—	—	—	—	—	—	—	5	5
Change in fair value of put option		—	—	—	—	—	9	9	9	—	9
Share buyback programme		(11)	—	11	—	—	(1,256)	(1,256)	(1,256)	—	(1,256)
Dividend declared for the year		—	—	—	—	—	(1,646)	(1,646)	(1,646)	(117)	(1,763)
At 30 June 2020		742	1,351	3,201	(929)	(1,936)	4,343	2,407	6,772	1,668	8,440
Profit for the year		—	—	—	—	—	2,660	2,660	2,660	139	2,799
Other comprehensive loss		—	—	—	(652)	—	(39)	(39)	(691)	(174)	(865)
Total comprehensive (loss)/income for the year		—	—	—	(652)	—	2,621	2,621	1,969	(35)	1,934
Employee share schemes		—	—	—	—	59	(10)	49	49	—	49
Share-based incentive plans	18	—	—	—	—	—	49	49	49	—	49
Share-based incentive plans in respect of associates		—	—	—	—	—	3	3	3	—	3
Tax on share-based incentive plans		—	—	—	—	—	9	9	9	—	9
Purchase of non-controlling interests	8	—	—	—	—	—	(15)	(15)	(15)	(27)	(42)
Associates' transactions with non-controlling interests		—	—	—	—	—	(91)	(91)	(91)	—	(91)
Change in fair value of put option		—	—	—	—	—	(2)	(2)	(2)	—	(2)
Share buyback programme		(1)	—	1	—	—	(200)	(200)	(200)	—	(200)
Dividend declared for the year	18	—	—	—	—	—	(1,646)	(1,646)	(1,646)	(72)	(1,718)
At 30 June 2021		741	1,351	3,202	(1,581)	(1,877)	5,061	3,184	6,897	1,534	8,431
Adjustment to 2021 closing equity in respect of hyperinflation in Turkey		—	—	—	—	—	251	251	251	—	251
Adjusted opening balance		741	1,351	3,202	(1,581)	(1,877)	5,312	3,435	7,148	1,534	8,682
Profit for the year		—	—	—	—	—	3,249	3,249	3,249	89	3,338
Other comprehensive income		—	—	—	535	—	777	777	1,312	170	1,482
Total comprehensive income for the year		—	—	—	535	—	4,026	4,026	4,561	259	4,820
Employee share schemes		—	—	—	—	39	50	89	89	—	89
Share-based incentive plans	18	—	—	—	—	—	59	59	59	—	59
Share-based incentive plans in respect of associates		—	—	—	—	—	4	4	4	—	4
Tax on share-based incentive plans		—	—	—	—	—	9	9	9	—	9
Share-based payments and purchase of own shares in respect of subsidiaries		—	—	—	—	—	(11)	(11)	(11)	(6)	(17)
Unclaimed dividend		—	—	—	—	—	3	3	3	1	4
Change in fair value of put option		—	—	—	—	—	(34)	(34)	(34)	—	(34)
Share buyback programme		(18)	—	18	—	—	(2,310)	(2,310)	(2,310)	—	(2,310)
Dividend declared for the year	18	—	—	—	—	—	(1,720)	(1,720)	(1,720)	(72)	(1,792)
At 30 June 2022		723	1,351	3,220	(1,046)	(1,838)	5,388	3,550	7,798	1,716	9,514
The accompanying notes are an integral part of these consolidated financial statements.

Financial statements (continued)
Consolidated statement of cash flows

		Year ended 30 June 2022		Year ended 30 June 2021		Year ended 30 June 2020
	Notes	£ million	£ million	£ million	£ million	£ million	£ million
Cash flows from operating activities
Profit for the year		3,338		2,799		1,454
Taxation		1,049		907		589
Share of after tax results of associates and joint ventures		(417)		(334)		(282)
Net finance charges		422		373		353
Non-operating items		17		(14)		23
Operating profit			4,409		3,731		2,137
Increase in inventories		(740)		(443)		(366)
(Increase)/decrease in trade and other receivables		(378)		(446)		523
Increase/(decrease) in trade and other payables and provisions		939		1,220		(485)
Net (increase)/decrease in working capital			(179)		331		(328)
Depreciation, amortisation and impairment		828		447		1,839
Dividends received		190		290		4
Post employment payments less amounts included in operating profit		(89)		(30)		(109)
Other items		53		88		(14)
			982		795		1,720
Cash generated from operations			5,212		4,857		3,529
Interest received		110		89		185
Interest paid		(438)		(440)		(493)
Taxation paid		(949)		(852)		(901)
			(1,277)		(1,203)		(1,209)
Net cash inflow from operating activities			3,935		3,654		2,320
Cash flows from investing activities
Disposal of property, plant and equipment and computer software		17		13		14
Purchase of property, plant and equipment and computer software		(1,097)		(626)		(700)
Movements in loans and other investments		(72)		(4)		—
Sale of businesses and brands	8	82		14		11
Acquisition of businesses	8	(271)		(488)		(130)
Net cash outflow from investing activities			(1,341)		(1,091)		(805)
Cash flows from financing activities
Share buyback programme	18	(2,284)		(109)		(1,282)
Proceeds from issue of share capital		—		—		1
Net sale of own shares for share schemes		18		49		54
Purchase of treasury shares in respect of subsidiaries		(15)		—		—
Dividends paid to non-controlling interests		(81)		(77)		(111)
Proceeds from bonds	17	2,263		1,031		5,188
Repayment of bonds	17	(1,521)		(1,247)		(820)
Purchase of shares of non-controlling interests	8	—		(42)		(62)
Cash inflow from other borrowings(1)		503		34		497
Cash outflow from other borrowings(1)		(424)		(787)		(782)
Equity dividends paid		(1,718)		(1,646)		(1,646)
Net cash (outflow)/inflow from financing activities			(3,259)		(2,794)		1,037
Net (decrease)/increase in net cash and cash equivalents	17		(665)		(231)		2,552
Exchange differences			239		(285)		(120)
Net cash and cash equivalents at beginning of the year			2,637		3,153		721
Net cash and cash equivalents at end of the year			2,211		2,637		3,153
Net cash and cash equivalents consist of:
Cash and cash equivalents	17		2,285		2,749		3,323
Bank overdrafts	17		(74)		(112)		(170)
			2,211		2,637		3,153
(1)     For the years ended 30 June 2021 and 30 June 2020, the previously reported line item of “Net movements in other borrowings” has been replaced with “Cash inflow from other borrowings” and “Cash outflow from other borrowings” to gross up the amounts shown above within these lines which had previously been shown net.

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

1. Accounting information and policies

(a) Basis of preparation
On 31 December 2020, International Financial Reporting Standards (IFRSs) as adopted by the European Union (EU) at that date were brought into UK law and became UK-adopted International Accounting Standards, with future changes being subject to endorsement by the UK Endorsement Board. Diageo plc transitioned to UK-adopted International Accounting Standards in its consolidated financial statements on 1 July 2021. This change constitutes a change in accounting framework. However, there is no impact on recognition, measurement or disclosure in the period reported as a result of the change in framework.
The consolidated financial statements are prepared in accordance with international accounting standards in conformity with the requirements of the Companies Act 2006 and International Financial Reporting Standards adopted by the UK, IFRSs as adopted by the EU and IFRSs, as issued by the IASB, including interpretations issued by the IFRS Interpretations Committee. IFRS as adopted by the UK and by the EU differs in certain respects from IFRS as issued by the IASB. The differences have no impact on the group’s consolidated financial statements for the years presented. The consolidated financial statements are prepared on a going concern basis under the historical cost convention, unless stated otherwise in the relevant accounting policy.
The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

(b) Going concern
Management has prepared cash flow forecasts which have also been sensitised to reflect severe but plausible downside scenarios taking into consideration the group's principal risks. In the base case scenario, management has included assumptions for mid-single digit net sales growth, operating margin improvement and global TBA market share growth. In light of the ongoing geopolitical volatility, the base case outlook and plausible downside scenarios have incorporated considerations for a slower post-pandemic economic recovery, supply chain disruptions, higher inflation and further geopolitical deterioration. Even under these scenarios, the group’s cash position is still expected to remain strong, as the group's liquidity was protected by issuing €1,650 million of fixed rate euro and £900 million of fixed rate sterling denominated bonds in the year ended 30 June 2022. Mitigating actions, should they be required, are all within management’s control and could include reductions in discretionary spending such as acquisitions and capital expenditure, as well as a temporary suspension of the share buyback programme and dividend payments in the next 12 months, or drawdowns on committed facilities. Having considered the outcome of these assessments, the Directors are comfortable that the company is a going concern for at least 12 months from the date of signing the group's consolidated financial statements.

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
The income statements and cash flows of non-sterling entities are translated into sterling at weighted average rates of exchange, except for subsidiaries in hyperinflationary economies that are translated with the closing rate at the end of the period and other than substantial transactions that are translated at the rate on the date of the transaction. Exchange differences arising on the retranslation to closing rates are taken to the exchange reserve.
Assets and liabilities are translated at closing rates. Exchange differences arising on the retranslation at closing rates of the opening balance sheets of overseas entities are taken to the exchange reserve, as are exchange differences arising on foreign currency

Financial statements (continued)
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
The principal foreign exchange rates used in the translation of financial statements for the three years ended 30 June 2022, expressed in US dollars and euros per £1, were as follows:

	2022	2021	2020
US dollar
Income statement and cash flows(1)	1.33	1.35	1.26
Assets and liabilities(2)	1.21	1.39	1.23
Euro
Income statement and cash flows(1)	1.18	1.13	1.14
Assets and liabilities(2)	1.16	1.17	1.09
(1)    Weighted average rates
(2)    Closing rates

The group uses foreign exchange hedges to mitigate the effect of exchange rate movements. For further information, see note 16.

(e) Critical accounting estimates and judgements
Details of critical estimates and judgements which the Directors consider could have a significant impact upon the financial statements are set out in the related notes as follows:
–Exceptional items – management judgement whether exceptional or not – page 233
–Taxation – management judgement of whether a provision is required and management estimate of amount of corporate tax payable or receivable, the recoverability of deferred tax assets and expectation on manner of recovery of deferred taxes – pages 239 and 289
–Brands, goodwill and other intangibles – management judgement of the assets to be recognised and synergies resulting from an acquisition. Management judgement and estimate are required in determining future cash flows and appropriate applicable assumptions to support the intangible asset value – page 249
–Post employment benefits – management judgement in determining whether a surplus can be recovered and management estimate in determining the assumptions in calculating the liabilities of the funds – page 258
–Contingent liabilities and legal proceedings – management judgement in assessing the likelihood of whether a liability will arise and an estimate to quantify the possible range of any settlement and significant unprovided tax matters where maximum exposure is provided for each – page 287

(f) Hyperinflationary accounting
The group applied hyperinflationary accounting for its operations in Turkey, Venezuela and Lebanon.
In March 2022, the three-year cumulative inflation in Turkey exceeded 100% and as a result, hyperinflationary accounting was applied for the year ended 30 June 2022 in respect of the group’s operations in Turkey. The group’s consolidated financial statements include the results and financial position of its Turkish operations restated to the measuring unit current at the end of the period, with hyperinflationary gains and losses in respect of monetary items being reported in finance charges. Comparative amounts presented in the consolidated financial statements were not restated. Hyperinflationary accounting needs to be applied as if Turkey has always been a hyperinflationary economy, hence, as per Diageo’s accounting policy choice, the differences between equity at 30 June 2021 as reported and the equity after the restatement of the non-monetary items to the measuring unit current at 30 June 2021 were recognised in retained earnings. Such restatement includes impairment of TRL 2,133 million (£177 million) recognised on the goodwill in the Turkey cash-generating unit and TRL 1,627 million (£135 million) in respect of the Yenì Raki brand, as a result of the increased carrying values for those due to hyperinflation adjustments.
When applying IAS 29 on an ongoing basis, comparatives in stable currency are not restated and the effect of inflating opening balances to the measuring unit current at the end of the reporting period is presented in other comprehensive income.
The inflation rate used by the group is the official rate published by the Turkish Statistical Institute, TurkStat. The movement in the publicly available official price index for the year ended 30 June 2022 was 79% (2021 – 18%).
Venezuela is a hyperinflationary economy where the government maintains a regime of strict currency controls with multiple foreign currency rate systems. The exchange rate used to translate the results of the group’s Venezuelan operations was VES/£ 759 for the year ended 30 June 2022 (2021 – VES/£ 237). Movement in the price index for the year ended 30 June 2022 was 268% (2021 – 1,991%).The inflation rate used by the group is provided by an independent valuer because no reliable, officially published rate is available for Venezuela.

Financial statements (continued)
The following table presents the contribution of the group’s Venezuelan operations to the consolidated income statement, cash flow statement and net assets for the year ended 30 June 2022 and 30 June 2021 and with the amounts that would have resulted if the official reference exchange rate had been applied:

	Year ended 30 June 2022		Year ended 30 June 2021
	At estimated exchange rate	At official reference exchange rate	At estimated exchange rate(1)	At official reference exchange rate(1)
	759 VES/£	7 VES/£	237 VES/£	4 VES/£
	£ million	£ million	£ million	£ million
Net sales	—	15	—	4
Operating (loss)/profit	(1)	(1)	(1)	11
Other finance income - hyperinflation adjustment	1	157	2	122
Net cash (outflow)/inflow from operating activities	—	(5)	—	9
Net assets	41	4,606	38	2,016
1)    Prior year rates have been restated to reflect the Central Bank of Venezuela's decision to cut six zeros from the bolivar currency from 1 October 2021.
Sterling amounts presented at the official reference exchange rate are results of simple mathematical conversion.

The impact of hyperinflationary accounting for Lebanon was immaterial both in the current and comparative periods.

(g) New accounting standards and interpretations
The following amendment to the accounting standards, issued by the IASB and endorsed by the UK and EU, has been adopted by the group from 1 July 2021 with no impact on the group’s consolidated results, financial position or disclosures:
–Amendments to IFRS 16 – Covid-19 - related rent concessions beyond 30 June 2021
The following amendment issued by the IASB and endorsed by the UK and EU, has been adopted by the group:
Amendments to IFRS 9, IAS 39 and IFRS 7 – Interest rate benchmark reform (phase 2). The amendment to IFRS 9 provides relief from applying specific hedge accounting and financial instrument derecognition requirements directly affected by interbank offered rate (IBOR) reform. By applying the practical expedient, Diageo is not required to discontinue its hedging relationships as a result of changes in reference rates due to IBOR reform. The amendment to IFRS 7 requires additional disclosure explaining the nature and extent of risk related to the reform and the progress of the transition, see note 16. The adoption of Phase 2 Amendments in respect of disclosures and other accounting matters relating to Interest Rate Benchmark Reform had no material impact on its consolidated results or financial position and not resulted in any change to the entity’s risk management strategy.
The following standard issued by the IASB has been endorsed by the UK and EU and has not been adopted by the group:
IFRS 17 – Insurance contracts (effective from the year ending 30 June 2024) is ultimately intended to replace IFRS 4.
Based on a preliminary assessment, the group believes that the adoption of IFRS 17 will not have a significant impact on its consolidated results or financial position.

There are a number of other amendments and clarifications to IFRSs, effective in future years, which are not expected to significantly impact the group’s consolidated results or financial position.

(h) Climate change considerations
The impact of climate change assessment and the net zero carbon emission target for Diageo's direct operations (scope 1 & 2) by 2030 has been considered as part of the assessment of estimates and judgements in preparing the group accounts.
The climate change scenario analyses performed in 2022 – conducted in line with TCFD recommendations (‘Transition Scenario’ (RCP 2.6), a ‘Moderate Warming’ Scenario (RCP 4.5) and a ‘Severe Warming Scenario (RCP 8.5)) – identified no material financial impact to these financial statements.
The following considerations were made in respect of the financial statements:
•Impact of climate change is not expected to be material on the going concern period and the viability of the group over the next three years.
•The impact of climate change on factors (like residual values, useful lives and depreciation methods) that determine the carrying value of non-current assets.
•The impact of climate change on forecasts of cash flows used (including forecasted depreciation in line with capital expenditure plans for Diageo's net zero carbon emission commitment) in impairment assessments for the value in use of non-current assets including goodwill (see Note 9).
•The impact of climate change on post-employment assets.

Financial statements (continued)
Results for the year

Introduction
This section explains the results and performance of the group for the three years ended 30 June 2022. Disclosures are provided for segmental information, operating costs, exceptional items, finance income and charges, the group's share of results of associates and joint ventures, taxation. For associates, joint ventures and taxation, balance sheet disclosures are also provided in this section.

2. Segmental information

Accounting policies
Sales comprise revenue from contracts with customers from the sale of goods, royalties and rents receivable. Revenue from the sale of goods includes excise and other duties which the group pays as principal but excludes duties and taxes collected on behalf of third parties, such as value added tax. Sales are recognised as or when performance obligations are satisfied by transferring control of a good or service to the customer, which is determined by considering, among other factors, the delivery terms agreed with customers. For the sale of goods the transfer of control occurs, when the significant risks and rewards of ownership are passed to the customer. Based on the shipping terms agreed with customers, the transfer of control of goods occurs at the time of dispatch for the majority of sales. Where the transfer of control is subsequent to the dispatch of goods, the time between dispatch and receipt by the customer is generally less than five days. The group includes in sales the net consideration to which it expects to be entitled. Sales are recognised to the extent that it is highly probable that a significant reversal will not occur. Therefore, sales are stated net of expected price discounts, allowances for customer loyalty and certain promotional activities and similar items. Generally, payment of the transaction price is due within credit terms that are consistent with industry practices, with no element of financing.
Net sales are sales less excise duties. Diageo incurs excise duties throughout the world. In the majority of countries, excise duties are effectively a production tax which becomes payable when the product is removed from bonded premises and is not directly related to the value of sales. It is generally not included as a separate item on external invoices; increases in excise duty are not always passed on to the customer and where a customer fails to pay for products received the group cannot reclaim the excise duty. The group therefore recognises excise duty, unless it regards itself as an agent of the regulatory authorities, as a cost to the group.
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
The Executive Committee considers the business principally from a geographical perspective based on the location of third-party sales and the business analysis is presented by geographical segment. In addition to these geographical selling segments, a further segment reviewed by the Executive Committee is the Supply Chain and Procurement (SC&P) segment, which manufactures products for other group companies and includes the production sites in the United Kingdom, Ireland, Italy, Guatemala and Mexico, as well as comprises the global procurement function.
The group's operations also include the Corporate segment. Corporate revenues and costs are in respect of central costs, including finance, marketing, corporate relations, human resources and legal, as well as certain information systems, facilities and employee costs that are not allocable to the geographical segments or to the SC&P. They also include rents receivable and payable in respect of properties not used by the group in the manufacture, sale or distribution of premium drinks.
Diageo uses shared services operations to deliver transaction processing activities for markets and operational entities. These centres are located in India, Hungary, Colombia and the Philippines. These captive business service centres also perform certain central finance activities, including elements of financial planning and reporting, treasury and HR services. The costs of shared services operations are recharged to the regions.
For planning and management reporting purposes, Diageo uses budgeted exchange rates that are set at the prior year's weighted average exchange rate. In order to ensure a consistent basis on which performance is measured through the year, prior period results are also restated to the budgeted exchange rate. Segmental information for net sales and operating profit before exceptional items are reported on a consistent basis with management reporting. The adjustments required to retranslate the segmental information to actual exchange rates and to reconcile it to the group’s reported results are shown in the tables below. The comparative segmental information, prior to retranslation, has not been restated at the current year’s budgeted exchange rates but is presented at the budgeted rates for the respective year.
In addition, for management reporting purposes, Diageo presents the result of acquisitions and disposals completed in the current and prior year separately from the results of the geographical segments. The impact of acquisitions and disposals on net sales and operating profit is disclosed under the appropriate geographical segments in the tables below at budgeted exchange rates.

Financial statements (continued)
(a) Segmental information for the consolidated income statement

	North America	Europe	Asia Pacific	Africa	Latin America and Caribbean	SC&P	Eliminate inter- segment sales	Total operating segments	Corporate and other	Total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
2022
Sales	6,682	5,740	5,624	2,403	1,945	2,010	(2,010)	22,394	54	22,448
Net sales
At budgeted exchange rates(1)	5,955	3,258	2,879	1,699	1,486	2,095	(2,016)	15,356	55	15,411
Acquisitions and disposals	34	23	—	15	3	—	—	75	—	75
SC&P allocation	9	46	9	3	12	(79)	—	—	—	—
Retranslation to actual exchange rates	97	(304)	(4)	(35)	24	(6)	6	(222)	(1)	(223)
Hyperinflation	—	189	—	—	—	—	—	189	—	189
Net sales	6,095	3,212	2,884	1,682	1,525	2,010	(2,010)	15,398	54	15,452
Operating profit/(loss)
At budgeted exchange rates(1)	2,388	1,086	703	346	528	(22)	—	5,029	(256)	4,773
Acquisitions and disposals	(28)	11	—	(10)	—	—	—	(27)	—	(27)
SC&P allocation	(1)	(18)	(2)	(1)	—	22	—	—	—	—
Fair value remeasurement of contingent considerations, equity option and earn out arrangements	32	36	—	—	(3)	—	—	65	—	65
Fair value remeasurement of biological assets	—	—	—	—	(5)	—	—	(5)	—	(5)
Retranslation to actual exchange rates	63	(108)	10	(20)	18	—	—	(37)	18	(19)
Hyperinflation	—	10	—	—	—	—	—	10	—	10
Operating profit/(loss) before exceptional items	2,454	1,017	711	315	538	—	—	5,035	(238)	4,797
Exceptional items	(1)	(146)	(241)	—	—	—	—	(388)	—	(388)
Operating profit/(loss)	2,453	871	470	315	538	—	—	4,647	(238)	4,409
Non-operating items										(17)
Net finance charges										(422)
Share of after tax results of associates and joint ventures
Moët Hennessy										425
Other										(8)
Profit before taxation										4,387

Financial statements (continued)

	North America	Europe	Asia Pacific	Africa	Latin America and Caribbean	SC&P	Eliminate inter- segment sales	Total operating segments	Corporate and other	Total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
2021
Sales	5,803	4,795	5,146	2,020	1,369	1,537	(1,537)	19,133	20	19,153
Net sales
At budgeted exchange rates(1)	5,527	2,579	2,561	1,541	1,176	1,627	(1,548)	13,463	20	13,483
Acquisitions and disposals	28	2	—	5	—	—	—	35	—	35
SC&P allocation	9	45	9	3	13	(79)	—	—	—	—
Retranslation to actual exchange rates	(355)	(68)	(82)	(137)	(143)	(11)	11	(785)	—	(785)
Net sales	5,209	2,558	2,488	1,412	1,046	1,537	(1,537)	12,713	20	12,733
Operating profit/(loss)
At budgeted exchange rates(1)	2,469	728	628	228	422	(97)	—	4,378	(218)	4,160
Acquisitions and disposals	(18)	(3)	—	—	—	—	—	(21)	—	(21)
SC&P allocation	(30)	(32)	(5)	(3)	(27)	97	—	—	—	—
Fair value remeasurement of contingent considerations, equity option and earn out arrangements	(9)	(27)	—	—	—	—	—	(36)	—	(36)
Retranslation to actual exchange rates	(175)	(31)	(15)	(54)	(92)	—	—	(367)	10	(357)
Operating profit/(loss) before exceptional items	2,237	635	608	171	303	—	—	3,954	(208)	3,746
Exceptional items	—	(15)	—	—	—	—	—	(15)	—	(15)
Operating profit/(loss)	2,237	620	608	171	303	—	—	3,939	(208)	3,731
Non-operating items										14
Net finance charges										(373)
Share of after tax results of associates and joint ventures
Moët Hennessy										335
Other										(1)
Profit before taxation										3,706

Financial statements (continued)

	North America	Europe	Asia Pacific	Africa	Latin America and Caribbean	SC&P	Eliminate inter- segment sales	Total operating segments	Corporate and other	Total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
2020
Sales	5,222	4,697	4,645	1,911	1,184	1,343	(1,343)	17,659	38	17,697
Net sales
At budgeted exchange rates(1)	4,445	2,501	2,253	1,300	944	1,439	(1,341)	11,541	38	11,579
Acquisitions and disposals	32	10	1	50	—	—	—	93	—	93
SC&P allocation	11	60	12	4	10	(98)	—	(1)	1	—
Retranslation to actual exchange rates	135	(4)	4	(8)	(46)	2	(2)	81	(1)	80
Net sales	4,623	2,567	2,270	1,346	908	1,343	(1,343)	11,714	38	11,752
Operating profit/(loss)
At budgeted exchange rates(1)	2,007	730	498	116	254	45	—	3,650	(152)	3,498
Acquisitions and disposals	(1)	(4)	—	—	—	—	—	(5)	—	(5)
SC&P allocation	6	26	6	2	5	(45)	—	—	—	—
Fair value remeasurement of contingent consideration	(10)	(4)	—	—	7	—	—	(7)	—	(7)
Fair value remeasurement of biological assets	—	—	—	—	9	—	—	9	—	9
Retranslation to actual exchange rates	32	9	(3)	(17)	(27)	—	—	(6)	5	(1)
Operating profit/(loss) before exceptional items	2,034	757	501	101	248	—	—	3,641	(147)	3,494
Exceptional items	54	(62)	(1,198)	(145)	(6)	—	—	(1,357)	—	(1,357)
Operating profit/(loss)	2,088	695	(697)	(44)	242	—	—	2,284	(147)	2,137
Non-operating items										(23)
Net finance charges										(353)
Share of after tax results of associates and joint ventures
Moët Hennessy										285
Other										(3)
Profit before taxation										2,043
(1)    These items represent the IFRS 8 performance measures for the geographical and SC&P segments.
(i)    The net sales figures for SC&P reported to the Executive Committee primarily comprise inter-segment sales and these are eliminated in a separate column in the above segmental analysis. Apart from sales by the SC&P segment to the other operating segments, inter-segmental sales are not material.
(ii)    The group’s net finance charges are managed centrally and are not attributable to individual operating segments.
(iii)    Approximately 37% of annual net sales occurred in the last four months of calendar year 2021.

Financial statements (continued)
(b) Other segmental information

	North America £ million	Europe £ million	Asia Pacific £ million	Africa £ million	Latin America and Caribbean £ million	SC&P £ million	Corporate and other £ million	Total £ million
2022
Capital expenditure	230	187	146	139	128	256	11	1,097
Depreciation and intangible asset amortisation	(80)	(93)	(93)	(81)	(16)	(116)	(10)	(489)
Exceptional impairment of tangible assets	—	(3)	—	—	—	—	—	(3)
Exceptional impairment of intangible assets	—	(96)	(240)	—	—	—	—	(336)
2021
Capital expenditure	153	23	56	125	20	125	124	626
Depreciation and intangible asset amortisation	(76)	(31)	(60)	(79)	(16)	(126)	(59)	(447)
2020
Capital expenditure	145	24	59	128	48	191	105	700
Depreciation and intangible asset amortisation	(68)	(37)	(59)	(103)	(21)	(119)	(73)	(480)
Underlying impairment	—	(7)	—	—	(7)	—	—	(14)
Exceptional impairment of tangible assets	—	—	(1)	(139)	—	—	—	(140)
Exceptional impairment of intangible assets	—	—	(1,205)	—	—	—	—	(1,205)

(c) Category and geographical analysis

	Category analysis					Geographic analysis
	Spirits £ million	Beer £ million	Ready to drink £ million	Other £ million	Total £ million	United States £ million	India £ million	Great Britain £ million	Nether- lands £ million	Rest of World £ million	Total £ million
2022
Sales(1)	18,164	3,128	882	274	22,448	6,327	3,219	2,142	89	10,671	22,448
Non-current assets(2), (3)						5,899	2,396	2,413	2,600	8,261	21,569
2021
Sales(1)	15,634	2,562	741	216	19,153	5,441	3,011	1,822	70	8,809	19,153
Non-current assets(2), (3)						4,320	2,561	2,119	2,474	7,589	19,063
2020
Sales(1)	14,158	2,687	621	231	17,697	4,839	2,783	1,684	62	8,329	17,697
Non-current assets(2), (3)						5,028	2,758	1,911	2,661	7,563	19,921
(1)    The geographical analysis of sales is based on the location of third-party sales.
(2)    The geographical analysis of non-current assets is based on the geographical location of the assets and comprises intangible assets, property, plant and equipment, biological assets, investments in associates and joint ventures, other investments and non-current other receivables.
(3)    The management information provided to the chief operating decision maker does not include an analysis of assets and liabilities by category and therefore is not disclosed.

Financial statements (continued)
3. Operating costs

	2022 £ million	2021 £ million	2020 £ million
Excise duties	6,996	6,420	5,945
Cost of sales	5,973	5,038	4,654
Marketing	2,721	2,163	1,841
Other operating items	2,349	1,801	3,120
	18,039	15,422	15,560
Comprising:
Excise duties
United States	614	589	585
Great Britain	1,172	1,018	930
India	2,182	2,127	1,927
Other	3,028	2,686	2,503
Increase in inventories	(909)	(293)	(275)
Raw materials and consumables	4,017	3,126	2,842
Marketing	2,721	2,163	1,841
Other external charges	2,597	1,978	2,044
Staff costs	1,795	1,586	1,404
Depreciation, amortisation and impairment	828	447	1,839
Gains on disposal of properties	(2)	(1)	(2)
Net foreign exchange losses	10	22	15
Other operating income	(14)	(26)	(93)
	18,039	15,422	15,560
(a) Other external charges
Other external charges include research and development expenditure in respect of new drinks products and package design of £43 million (2021 – £40 million; 2020 – £34 million) and maintenance and repairs of £136 million (2021 – £107 million; 2020 – £105 million).

(b) Auditors fees
Other external charges include the fees of the principal auditors of the group, PricewaterhouseCoopers LLP and its affiliates (PwC) and are analysed below.

	2022 £ million	2021 £ million	2020 £ million
Audit of these financial statements	4.2	3.8	5.3
Audit of financial statements of subsidiaries	6.1	4.4	3.6
Audit related assurance services(1)	2.5	2.6	2.4
Total audit fees (Audit fees)	12.8	10.8	11.3
Other assurance services (Audit related fees)(2)	0.7	0.8	0.8
	13.5	11.6	12.1
(1)    Audit related assurance services are in respect of reporting under section 404 of the US Sarbanes-Oxley Act and the review of the interim financial information.
(2)    Other assurance services comprise the aggregate fees for assurance and related services that are not reported under ‘total audit fees’.
(i)     Disclosure requirements for auditors fees in the United States are different from those required in the United Kingdom. The terminology by category required in the United States is disclosed in brackets in the above table. All figures are the same for the disclosures in the United Kingdom and the United States apart from £0.3 million (2021 – £0.4 million; 2020 – £0.4 million) of the cost in respect of the review of the interim financial information which would be included in audit related fees in the United States rather than audit fees.

Audit services provided by firms other than PwC for the year ended 30 June 2022 were £0.1 million (2021 – £0.1 million; 2020 – £0.1 million). Further PwC fees for audit services in respect of post employment plans were £0.2 million for the year ended 30 June 2022 (2021 – £0.2 million; 2020 – £0.3 million).

Financial statements (continued)
(c) Staff costs and average number of employees

	2022 £ million	2021 £ million	2020 £ million
Aggregate remuneration
Wages and salaries	1,557	1,336	1,251
Share-based incentive plans	59	50	3
Employer’s social security	107	83	79
Employer’s pension
Defined benefit plans	36	82	37
Defined contribution plans	33	25	24
Other post employment plans	3	10	10
	1,795	1,586	1,404

The average number of employees on a full time equivalent basis (excluding employees of associates and joint ventures) was as follows:

	2022	2021 (Restated)(i)	2020 (Restated)(i)
North America	2,811	2,562	2,459
Europe	3,014	3,237	3,323
Asia Pacific	6,500	6,474	6,559
Africa	4,061	4,016	4,617
Latin America and Caribbean	1,500	1,505	1,549
SC&P	5,025	5,085	4,908
Corporate and other	5,076	4,687	4,940
	27,987	27,566	28,355
(1)    The impact of acquisitions and disposals was changed and now disclosed restated where relevant.

At 30 June 2022 the group had, on a full time equivalent basis, 28,558 (2021 – 27,783; 2020 – 27,788) employees. The average number of employees of the group, including part time employees, for the year was 28,137 (2021 – 28,025; 2020 – 28,490).

(d) Exceptional operating items
Included in other operating items are the following:

	2022 £ million	2021 £ million	2020 £ million
Staff costs
Guaranteed minimum pension equalisation charge	—	5	—
Other external charges	52	13	95
Other operating income	—	(3)	(83)
Depreciation, amortisation and impairment
Brand, goodwill, tangible and other assets impairment	336	—	1,345
Total exceptional operating items (note 4)	388	15	1,357

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
Operating items Exceptional operating items are those that are considered to be material and unusual or non-recurring in nature and are part of the operating activities of the group, such as impairment of intangible assets and fixed assets, indirect tax settlements, property disposals and changes in post employment plans.

Financial statements (continued)
Non-operating items Gains and losses on the sale or directly attributable to a prospective sale of businesses, brands or distribution rights, step up gains and losses that arise when an investment becomes an associate or an associate becomes a subsidiary and other material, unusual non-recurring items, that are not in respect of the production, marketing and distribution of premium drinks, are disclosed as non-operating exceptional items below operating profit in the consolidated income statement.
Taxation items Exceptional current and deferred tax items comprising material and unusual or non-recurring items that impact taxation. Examples include direct tax provisions and settlements in respect of prior years and the remeasurement of deferred tax assets and liabilities following tax rate changes.

	2022 £ million	2021 £ million	2020 £ million
Exceptional operating items
Brand, goodwill, tangible and other assets impairment (a)	(336)	—	(1,345)
Winding down Russian operations (b)	(50)	—	—
Donations (c)	(2)	(5)	(89)
Ongoing litigation in Turkey (d)	—	(15)	—
Guaranteed minimum pension equalisation (e)	—	(5)	—
Obsolete inventories (f)	—	7	(30)
Substitution drawback (g)	—	3	83
Indirect tax in Korea (h)	—	—	24
	(388)	(15)	(1,357)
Non-operating items
Sale of businesses and brands
Meta Abo Brewery (i)	(95)	—	—
Windsor business (j)	(19)	—	—
Picon brand (k)	91	—	—
United National Breweries (l)	6	10	(32)
USL businesses (m)	—	3	—
Portfolio of 19 brands (n)	—	1	2
Loss on disposal of associate (o)	—	—	(1)
Step acquisitions (p)	—	—	8
	(17)	14	(23)

Exceptional items before taxation	(405)	(1)	(1,380)
Items included in taxation (note 7 (b))	31	(84)	154

Total exceptional items	(374)	(85)	(1,226)
Attributable to:
Equity shareholders of the parent company	(271)	(86)	(1,157)
Non-controlling interests	(103)	1	(69)
Total exceptional items	(374)	(85)	(1,226)

(a) In the year ended 30 June 2022, an impairment charge of £336 million was recognised in exceptional operating items in respect of the McDowell's No.1 brand (£240 million), Bell's brand (£77 million) and Smirnov related goodwill (£19 million).
In the year ended 30 June 2020, an impairment charge of £1,345 million was recognised in exceptional operating items, comprising of £655 million in respect of the India cash-generating unit containing the India goodwill, £116 million in respect of the USL popular brands category (Old Tavern brand £78 million and Bagpiper brand £38 million) and £1 million in respect of fixed assets in India; £434 million in respect of the Windsor Premier brand; £84 million in respect of property, plant and equipment in Nigeria; and £55 million in respect of property, plant and equipment in Ethiopia.
For further information, see note 9 (d).

(b) In March 2022, a decision was taken to suspend exporting to and selling in Russia and on 28 June 2022, Diageo decided that it would wind down its operations in Russia over the following six months. Losses of £50 million directly attributable to the wind down primarily include provisions for onerous contracts (£14 million) and redundancies (£13 million). Total impact of winding down

Financial statements (continued)
operations in Russia resulted in a loss of £146 million, including impairment of the Bell’s brand (£77 million), Smirnov related goodwill (£19 million), and directly attributable items.
(c) An exceptional charge of $3 million (£2 million) (2021 – £5 million) was recognised as part of the 'Raising the Bar' programme, in addition to the commitment of $100 million (£81 million) announced in the year ended 30 June 2020. The additional charge represents the re-investment of corporate tax benefit in the fund in certain markets, where a corporate tax deduction is available, and was recognised as an exceptional operating item, consistent with the initial commitment. Diageo also provided other forms of support to help our communities and the industry, which amounted to £8 million in the year ended 30 June 2020.
(d) In the year ended 30 June 2021, an additional provision of £15 million was recorded as an exceptional item in respect of ongoing litigation in Turkey, bringing the provision’s balance to £23 million following a settlement of £1 million during that year.
(e) On 20 November 2020, the High Court of Justice of England and Wales issued a ruling that requires pension schemes to equalise pension benefits for men and women for the calculation of their guaranteed minimum pension liability (GMP) on historic transfers out, which resulted in an additional liability of £5 million in the year ended 30 June 2021. The corresponding expense was recognised as an exceptional operating item consistently with the charge in relation to the initial GMP ruling.
(f) In the year ended 30 June 2021, an inventory provision of £7 million (2020 - a charge of £30 million) was released in respect of obsolete inventories that had earlier been expected to be returned and destroyed as a direct consequence of the Covid-19 pandemic, resulting in an exceptional gain. The provision release was recognised as an exceptional operating item consistently with the original charge in the year ended 30 June 2020.
(g) In the year ended 30 June 2021, an additional gain of $4 million (£3 million) was recognised in exceptional operating items for excess receipts in respect of substitution drawback claims that had been filed and were to be filed with the US Government in relation to prior years. The changes in estimates were recognised as an exceptional operating item consistently with the initial income of £83 million in the year ended 30 June 2020.
(h) An assessment was issued by the Korea Tax Authority in the year ended 30 June 2020 that resulted in the reversal of the prior year's provision in the amount of £24 million.
(i) On 25 April 2022, Diageo completed the sale of its Ethiopian subsidiary, Meta Abo Brewery Share Company. A loss of £95 million was recognised as a non-operating item attributable to the sale, including cumulative translation losses in the amount of £63 million recycled to the income statement.
(j) On 25 March 2022, Diageo agreed to the sale of its Windsor business in Korea. At 30 June 2022, assets and liabilities attributable to Windsor business were classified as held for sale and were measured at the lower of their cost and fair value less cost of disposal. In the year ended 30 June 2022, a loss of £19 million was recognised as a non-operating item, mainly in relation to transaction and other costs directly attributable to the prospective sale of the business. At 30 June 2022, cumulative translation gains recognised in exchange reserves were £141 million which will be recycled to the income statement on completion of the transaction, in the year ending 30 June 2023.
(k) On 10 May 2022, Diageo sold its Picon brand. The sale resulted in an exceptional non-operating gain of £91 million, net of disposal costs. Disposal costs relating to the transaction amounted to £9 million.
(l) In the year ended 30 June 2022, ZAR 133 million (£6 million) of deferred consideration was paid to Diageo in respect of the sale of United National Breweries, the full amount of which represented a non-operating gain (2021 – a gain of £10 million; 2020 - a loss of £32 million).
(m) Certain subsidiaries of United Spirits Limited (USL) were sold in the year ended 30 June 2021. The sale of these subsidiaries resulted in an exceptional gain of £3 million.
(n) In the year ended 30 June 2021, the group reversed £1 million (2020 - £2 million) from provisions in relation to the sale of a portfolio of 19 brands to Sazerac on 20 December 2018.
(o) In the year ended 30 June 2020, the disposal of an associate, Equal Parts, LLC resulted in an exceptional loss of £1 million.
(p) In the year ended 30 June 2020, Diageo completed the acquisition of Seedlip and Anna Seed 83 and acquired controlling interests in certain Distill Ventures entities. As a result of these entities becoming subsidiaries of the group, a gain of £8 million arose, being the difference between the book value of the associates prior to the transaction and their fair value.
For further information on acquisition and sale of businesses and brands, see note 8 (a) and 8 (b).

Financial statements (continued)

Cash payments and receipts included in net cash inflow from operating activities in respect of exceptional items were as follows:

	2022 £ million	2021 £ million	2020 £ million
Donations	(37)	(50)	(7)
Thalidomide (note 15 (d) (i))	(16)	(15)	(17)
Winding down Russian operations	(13)	—	—
Indirect tax in Korea	—	(10)	—
Ongoing litigation in Turkey	—	(1)	—
Substitution drawback	—	60	26
French tax audit	—	—	(88)
Total cash payments	(66)	(16)	(86)

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
The impact of derivatives, excluding cash flow hedges that are in respect of commodity price risk management or those that are used to hedge the currency risk of highly probable future currency cash flows, is included in interest income or interest charge.

Financial statements (continued)

	2022 £ million	2021 £ million	2020 £ million
Interest income	127	119	192
Fair value gain on financial instruments	341	124	123
Total interest income(1)	468	243	315
Interest charge on bank loans, bonds and overdrafts	(371)	(365)	(390)
Interest charge on leases	(12)	(16)	(15)
Interest charge on other borrowings	(92)	(84)	(120)
Fair value loss on financial instruments	(346)	(126)	(123)
Total interest charges(1)	(821)	(591)	(648)
Net interest charges	(353)	(348)	(333)
Net finance income in respect of post employment plans in surplus (note 14)	22	18	26
Hyperinflation adjustment in respect of Venezuela (note 1)	1	2	6
Interest income in respect of direct and indirect tax	2	15	16
Unwinding of discounts	4	—	—
Other finance income	—	—	3
Total other finance income	29	35	51
Net finance charge in respect of post employment plans in deficit (note 14)	(12)	(13)	(17)
Hyperinflation adjustment and foreign exchange revaluation of monetary items in respect of Lebanon (note 1)	(3)	(8)	—
Unwinding of discounts	(11)	(20)	(24)
Interest charge in respect of direct and indirect tax	(16)	(11)	(22)
Change in financial liability (Level 3)	(20)	(7)	(6)
Hyperinflation adjustment in respect of Turkey (note 1)	(34)	—	—
Guarantee fees	(1)	(1)	(1)
Other finance charges	(1)	—	(1)
Total other finance charges	(98)	(60)	(71)
Net other finance charges	(69)	(25)	(20)
(1)    Includes £27 million interest income and £(417) million interest charge in respect of financial assets and liabilities that are not measured at fair value through income statement (2021 – £28 million income and £(429) million charge; 2020 – £46 million income and £(471) million charge).

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
Diageo’s principal associate is Moët Hennessy of which Diageo owns 34%. Moët Hennessy is the wines and spirits subsidiary of LVMH Moët Hennessy Louis Vuitton SA (LVMH). LVMH is based in France and is listed on the Paris Stock Exchange. Moët Hennessy is also based in France and is a producer and exporter of champagne and cognac brands.
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

(a) An analysis of the movement in the group’s investments in associates and joint ventures is as follows:

	Moët Hennessy £ million	Others £ million	Total £ million
Cost less provisions
At 30 June 2020	3,395	162	3,557
Exchange differences	(228)	(12)	(240)
Additions	—	38	38
Share of profit/(loss) after tax	335	(1)	334
Dividends	(289)	(1)	(290)
Share of movements in other comprehensive income and equity	(85)	—	(85)
Transfer	—	2	2
Impairment charged during the year	—	(8)	(8)
At 30 June 2021	3,128	180	3,308
Exchange differences	48	12	60
Additions	—	65	65
Share of profit/(loss) after tax	425	(8)	417
Dividends	(186)	(4)	(190)
Share of movements in other comprehensive income and equity	(6)	—	(6)
Impairment charged during the year	—	(2)	(2)
At 30 June 2022	3,409	243	3,652
(i)     Investment in associates balance includes loans given to and preference shares invested in associates of £163 million (2021 – £108 million).
(ii)    If certain performance targets are met by associates in the Distill Ventures programme, an additional £22 million (2021 – £33 million) will be invested in those associates.
(b) Moët Hennessy prepares its financial statements under IFRS as endorsed by the EU in euros to 31 December each year. The results are adjusted for alignment to Diageo accounting policies and are a major part of the Wines & Spirits division of LVMH. The results translated at £1 = €1.18 (2021 – £1 = €1.13; 2020 – £1 = €1.14).
Income statement information for the three years ended 30 June 2022 and balance sheet information as at 30 June 2022 and 30 June 2021 of Moët Hennessy is as follows:

	2022 £ million	2021 £ million	2020 £ million
Sales	5,553	4,819	4,425
Profit for the year	1,250	985	838
Total comprehensive income	1,269	999	765

Financial statements (continued)

	2022 £ million	2021 £ million
Non-current assets	5,957	5,320
Current assets	8,447	7,800
Total assets	14,404	13,120
Non-current liabilities	(1,791)	(1,665)
Current liabilities	(2,415)	(2,256)
Total liabilities	(4,206)	(3,921)
Net assets	10,198	9,199
(i)    Including acquisition fair value adjustments principally in respect of Moët Hennessy’s brands and translated at £1 = €1.16 (2021 – £1 = €1.17).

(c) Information on transactions between the group and its associates and joint ventures is disclosed in note 21.
(d) Investments in associates and joint ventures comprise the cost of shares less goodwill written off on acquisitions prior to 1 July 1998 of £1,340 million (2021 – £1,254 million), plus the group’s share of post acquisition reserves of £2,312 million (2021 – £2,054 million).
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

Financial statements (continued)
(a) Analysis of taxation charge for the year

	United Kingdom			Rest of world			Total
	2022 £ million	2021 £ million	2020 £ million	2022 £ million	2021 £ million	2020 £ million	2022 £ million	2021 £ million	2020 £ million
Current tax
Current year	174	100	108	867	684	589	1,041	784	697
Adjustments in respect of prior years	10	1	6	16	28	(25)	26	29	(19)
	184	101	114	883	712	564	1,067	813	678
Deferred tax
Origination and reversal of temporary differences	—	13	24	21	18	(143)	21	31	(119)
Changes in tax rates	2	46	6	1	32	39	3	78	45
Adjustments in respect of prior years	—	8	—	(42)	(23)	(15)	(42)	(15)	(15)
	2	67	30	(20)	27	(119)	(18)	94	(89)
Taxation on profit	186	168	144	863	739	445	1,049	907	589

(b) Exceptional tax (credits)/charges
The taxation charge includes the following exceptional items:

	2022 £ million	2021 £ million	2020 £ million
Brand and tangible asset impairment(1)	(55)	—	(165)
Sale of Picon brand	23	—	—
Winding down Russian operations	3	—	—
Donations(2)	(2)	(5)	—
Tax rate change in the United Kingdom(3)	—	46	—
Tax rate change in the Netherlands(4)	—	42	—
Obsolete inventories	—	1	(7)
Substitution drawback	—	1	20
Guaranteed minimum pension equalisation	—	(1)	—
Other items	—	—	(2)
	(31)	84	(154)
(1) In the year ended 30 June 2022, the exceptional tax credit of £55 million consists of tax impact on the impairment of the McDowell's and Bell's brand for £35 million and £20 million respectively. In the year ended 30 June 2020, the exceptional tax credit of £165 million consisted of tax impact on the impairment of the Windsor and USL brands for £105 million and £25 million, respectively, and exceptional tax credits in respect of fixed assets impairments in Nigeria and Ethiopia of £25 million and £10 million, respectively.
(2) In the year ended 30 June 2020, Diageo launched the “Raising the Bar” programme to support pubs and bars to welcome customers back and recover following the Covid-19 pandemic, including a commitment of $100 million (£81 million) over a period of up to two years from 1 July 2020. Due to uncertainty on the precise nature of the spend, it could not be determined whether the amounts were deductible for tax purposes in future periods. As a result, no deferred tax asset was recognised in respect of the provision for the year ended 30 June 2020. Based on additional information becoming available for re-assessment, a £2 million (30 June 2021 – £5 million) exceptional tax credit was recognised for the year ended 30 June 2022.
(3) On 24 May 2021, legislation was substantively enacted in the UK to increase the corporate tax rate to 25% with effect from 1 April 2023. As a result of the change, an exceptional tax charge of £46 million was recognised for the year ended 30 June 2021 in relation to the remeasurement of deferred tax assets and liabilities. In addition, there was a one-off charge of £48 million to other comprehensive income and equity, mainly in respect of the remeasurement of the deferred tax liabilities on the post employment assets.
(4) On 15 December 2020, legislation was substantively enacted in the Netherlands to maintain the headline corporate tax rate at 25%, reversing a previously enacted reduction in the corporate tax rate to 21.7% from 2021. As a result of the change, an exceptional tax charge of £42 million was recognised for the year ended 30 June 2021 in relation to the remeasurement of deferred tax liabilities. During the year ended 30 June 2022, the Dutch Senate enacted an increased tax rate of 25.8%. The remeasurement of deferred tax liabilities was recognised as an underlying tax charge.

Financial statements (continued)

(c) Taxation rate reconciliation and factors that may affect future tax charges

	2022 £ million	2022%	2021 £ million	2021%	2020 £ million	2020%
Profit before taxation	4,387		3,706		2,043
Notional charge at UK corporation tax rate	833	19.0	704	19.0	388	19.0
Elimination of notional tax on share of after tax results of associates and joint ventures	(79)	(1.8)	(63)	(1.7)	(54)	(2.6)
Differences in overseas tax rates	161	3.7	128	3.5	53	2.6
Effect of intra-group financing	—	—	—	—	(13)	(0.6)
Non-taxable gain on disposals of businesses	—	—	(2)	(0.1)	—	—
Step-up gain	—	—	—	—	(2)	(0.1)
Other tax rate and tax base differences	—	—	—	—	(47)	(2.3)
Other items not chargeable	(49)	(1.1)	(52)	(1.4)	(60)	(3.0)
Impairment	36	0.8	—	—	135	6.6
Non-deductible losses on disposals of businesses	21	0.5	—	—	6	0.3
Other items not deductible(1)	58	1.3	67	1.8	115	5.6
Irrecoverable withholding taxes	39	0.9	25	0.7	36	1.7
Movement in provision in respect of uncertain tax positions(2)	42	0.9	1	—	6	0.3
Changes in tax rates(3)	3	0.1	78	2.1	45	2.2
Adjustments in respect of prior years(4)	(16)	(0.4)	21	0.6	(19)	(0.9)
Taxation on profit	1,049	23.9	907	24.5	589	28.8
Tax rate before exceptional items	—	22.5	—	22.2	—	21.7
(1) Other items not deductible include additional state and local taxes and other expenses.
(2) Movement in provision in respect of uncertain tax positions includes both current and prior year uncertain tax position movements.
(3)    Changes in tax rates for the year ended 30 June 2021 are mainly due to the tax rate change in the Netherlands and the United Kingdom. Changes in tax rates for the year ended 30 June 2020 are mainly due to the Netherlands, UK, India and Kenya.
(4)    Excludes prior year movement in provisions.

The table above reconciles the notional taxation charge calculated at the UK tax rate, to the actual total tax charge. As a group operating in multiple countries, the actual tax rates applicable to profits in those countries are different from the UK tax rate. The impact is shown in the table above as differences in overseas tax rates. The group’s worldwide business leads to the consideration of a number of important factors which may affect future tax charges, such as the levels and mix of profitability in different jurisdictions, transfer pricing regulations, tax rates imposed and tax regime reforms, acquisitions, disposals, restructuring activities, and settlements or agreements with tax authorities.
Significant ongoing changes in the international tax environment and an increase in global tax audit activity means that tax uncertainties and associated risks have been gradually increasing. In the medium term, these risks could result in an increase in tax liabilities or adjustments to the carrying value of deferred tax assets and liabilities. See note 19 (f).
The group has a number of ongoing tax audits worldwide for which provisions are recognised in line with the relevant accounting standard taking into account best estimates and management’s judgements concerning the ultimate outcome of the tax audit. For the year ended 30 June 2022, the ongoing audits that are provided for individually are not expected to result in a material tax liability. The current tax asset of £149 million (30 June 2021 – £145 million) and tax liability of £252 million (30 June 2021 – £146 million) include £156 million (30 June 2021 – £129 million) of provisions for tax uncertainties.
The cash tax paid for year ended 30 June 2022 amounts to £949 million (30 June 2021 – £852 million) and is £100 million lower than the current tax charge (30 June 2021 – £39 million higher). This arises as a result of timing differences between the accrual of income taxes, the movement in the provision for uncertain tax positions and the actual payment of cash.
On 20 December 2021, the OECD released a framework for Pillar Two Model Rules which will introduce a global minimum corporate tax rate of 15% applicable to multinational enterprise groups with global revenue over €750 million. In addition, on 20 July 2022, HM Treasury released draft UK legislation that would commence for accounting periods starting on or after 31 December 2023 (i.e. year ending 30 June 2025 for Diageo). Diageo is reviewing this draft legislation and monitoring the status of implementation outside of the UK to understand the potential impact on the group.

Financial statements (continued)
(d) Deferred tax assets and liabilities
Deferred tax recognised in the consolidated balance sheet comprise the following net deferred tax (liabilities)/assets:

	Property, plant and equipment £ million	Intangible assets £ million	Post employment plans £ million	Tax losses £ million	Other temporary differences(1) £ million	Total £ million
At 30 June 2020	(340)	(1,736)	(72)	61	234	(1,853)
Exchange differences	26	176	(7)	(5)	(17)	173
Recognised in income statement	(28)	(19)	2	—	29	(16)
Reclassification	—	7	—	—	(7)	—
Recognised in other comprehensive loss and equity	—	—	(6)	—	(2)	(8)
Tax rate change – recognised in income statement	(39)	(48)	(2)	1	10	(78)
Tax rate change – recognised in other comprehensive loss and equity	—	—	(44)	—	(4)	(48)
Acquisition of subsidiaries	—	(16)	—	—	1	(15)
At 30 June 2021	(381)	(1,636)	(129)	57	244	(1,845)
Exchange differences	(21)	(155)	3	3	17	(153)
Recognised in income statement	(42)	(3)	(10)	2	74	21
Reclassification	2	40	—	—	(7)	35
Recognised in other comprehensive loss and equity	(20)	(104)	(103)	—	20	(207)
Tax rate change – recognised in income statement	(1)	(3)	—	1	—	(3)
Tax rate change – recognised in other comprehensive loss and equity	—	—	(22)	—	2	(20)
Acquisition of businesses	—	(31)	—	—	—	(31)
Sale of businesses	(5)	—	—	—	3	(2)
At 30 June 2022	(468)	(1,892)	(261)	63	353	(2,205)
(1)    Deferred tax on other temporary differences includes hyperinflation, fair value movement on cross-currency swaps, interest and finance costs, share-based payments and intra-group sales of products.

After offsetting deferred tax assets and liabilities where appropriate within territories, the net deferred tax liability comprises:

	2022 £ million	2021 £ million
Deferred tax assets	114	100
Deferred tax liabilities	(2,319)	(1,945)
	(2,205)	(1,845)

Deferred tax assets of £114 million include £47 million (2021 – £48 million) arising in jurisdictions with prior year taxable losses, primarily in respect of Germany and Brazil. It is considered more likely than not that there will be sufficient future taxable profits to realise these deferred tax assets, the majority of which can be carried forward indefinitely.

(e) Unrecognised deferred tax assets
The table below shows the tax value of tax losses which has not been recognised due to uncertainty over their utilisation in future periods. The gross value of those losses is £674 million (2021 – £708 million).

	2022 £ million	2021 £ million
Capital losses – indefinite	98	105
Trading losses – indefinite	25	23
Trading and capital losses – expiry dates up to 2032	46	50
	169	178

Additionally, no deferred tax asset has been recognised in respect of certain temporary differences arising from brand valuations, as the group is not planning to sell those brands thus the benefit from the temporary differences is unlikely to be realised.

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
The aggregate amount of temporary differences in respect of investments in subsidiaries, branches, interests in associates and joint ventures for which deferred tax liabilities have not been recognised is approximately £21.0 billion (2021 – £16.4 billion).

Financial statements (continued)
Operating assets and liabilities

Introduction
This section describes the assets used in the group’s operations and the liabilities incurred. Liabilities relating to the group’s financing activities are included in section ‘Risk management and capital structure’ and balance sheet information in respect of associates, joint ventures and taxation are covered in section ‘Results for the year’. This section also provides detailed disclosures on the group’s recent acquisitions and disposals, performance and financial position of its defined benefit post employment plans.

8. Acquisition and sale of businesses and brands and purchase of non-controlling interests

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
For all entities in which the company, directly or indirectly, owns equity a judgement is made to determine whether it controls and therefore should fully consolidate the investee. An assessment is carried out to determine whether the group has the exposure or rights to the variable returns of the investee and has the ability to affect those returns through its power over the investee. To establish control an analysis is carried out of the substantive and protective rights that the group and the other investors hold. This assessment is dependent on the activities and purpose of the investee and the rights of the other shareholders, such as which party controls the board, executive committee and material policies of the investee. Determining whether the rights that the group holds are substantive, requires management judgement.
Where less than 50% of the equity of an investee is held, and the group holds significantly more voting rights than any other vote holder or organised group of vote holders, this may be an indicator of de facto control. An assessment is needed to determine all the factors relevant to the relationship with the investee to ascertain whether control has been established and whether the investee should be consolidated as a subsidiary. Where voting power and returns from an investment are split equally between two entities then the arrangement is accounted for as a joint venture.
On an acquisition, fair values are attributed to the assets and liabilities acquired. This may involve material judgement to determine these values.

Financial statements (continued)
(a) Acquisition of businesses
Fair value of net assets acquired and cash consideration paid in respect of the acquisition of subsidiaries in the three years ended 30 June 2022 were as follows:

	Net assets acquired and consideration
	21Seeds £ million	Other £ million	2022 £ million	2021 £ million	2020 £ million
Brands and other intangibles	84	36	120	334	102
Property, plant and equipment	—	—	—	15	—
Inventories	4	2	6	12	2
Other working capital	—	3	3	(3)	(3)
Deferred tax	(20)	(11)	(31)	(15)	(19)
Borrowings	—	—	—	(8)	—
Cash	1	—	1	4	2
Fair value of assets and liabilities	69	30	99	339	84
Goodwill arising on acquisition	48	22	70	274	8
Settlement of pre-existing relationship	—	(1)	(1)	—	—
Step acquisitions	—	(6)	(6)	—	(23)
Consideration payable	117	45	162	613	69
Satisfied by:
Cash consideration paid	(62)	(26)	(88)	(358)	(27)
Contingent consideration payable	(55)	(15)	(70)	(253)	(42)
Deferred consideration payable	—	(4)	(4)	(2)	—
	(117)	(45)	(162)	(613)	(69)
Cash consideration paid in respect of the acquisition of businesses and purchase of shares of non-controlling interests in the three years ended 30 June 2022 were as follows:

	Consideration
	2022 £ million	2021 £ million	2020 £ million
Acquisitions in the year - subsidiaries
Cash consideration paid	(88)	(358)	(27)
Prior year acquisitions - subsidiaries
Contingent consideration paid for Casamigos	(83)	(89)	(49)
Other consideration	(36)	(7)	(9)
Investments in associates
Cash consideration paid	(4)	—	(6)
Capital injection	(61)	(38)	(41)
Cash acquired	1	4	2
Net cash outflow on acquisition of businesses	(271)	(488)	(130)
Purchase of shares of non-controlling interests	—	(42)	(62)
Total net cash outflow	(271)	(530)	(192)

Financial statements (continued)
Acquisitions in the year
On 31 March 2022, Diageo acquired 100% equity interest in 21Seeds, to support Diageo's participation in the super premium flavoured tequila segment, for a total consideration of £62 million upfront in cash and a contingent consideration of up to £61 million linked to performance targets. The goodwill arising on the acquisition of 21Seeds represents expected revenue synergies and acquired workforce. The fair values of assets and liabilities acquired are provisional and will be finalised in the year ending 30 June 2023.
Diageo completed further acquisitions in the year ended 30 June 2022, including (i) on 27 January 2022, the acquisition of Casa UM, to expand Reserve portfolio with premium artisanal mezcal brand, Mezcal Unión and (ii) on 29 June 2022, the acquisition of Vivanda, owner of the technology behind 'What's your Whisky' platform and the Journey of Flavour experience at Johnnie Walker Princes Street, to support Diageo's ambition to provide customised brand experiences across all channels. The aggregate upfront cash consideration paid on completion of these transactions in the year ended 30 June 2022 was £26 million. In addition, these transactions included provision for further contingent consideration of up to £18 million in aggregate, linked to performance targets and a further deferred consideration of £4 million.

Prior year acquisitions
On 30 September 2020, Diageo completed the acquisition of Aviation Gin LLC (Aviation Gin) and Davos Brands LLC (Davos Brands) to support Diageo's participation in the super-premium gin segment for a total consideration of $337 million (£263 million) upfront in cash and contingent consideration of up to $275 million (£214 million) linked to performance targets.

Diageo also completed a number of additional acquisitions in the year ended 30 June 2021, comprising: (i) on 26 February 2021, the acquisition of Chase Distillery Limited, to further support Diageo's participation in the premium-plus gin segment in the United Kingdom; (ii) on 8 March 2021, the acquisition of Far West Spirits LLC, owner of the Lone River Ranch Water brand, to improve Diageo's participation in the ready to drink category in the United States; and (iii) on 14 April 2021, the acquisition of Sons of Liberty Spirits Company, to expand Diageo's spirits-based ready to drink portfolio with Loyal 9 Cocktails. The aggregate upfront cash consideration paid on completion of these three transactions in the year ended 30 June 2021 was £95 million. In addition, two of these transactions included provision for further contingent consideration of up to £86 million in aggregate, in each case linked to performance targets, and one of the transactions provided for a further £2 million of deferred consideration, of which £1 million was paid by 30 June 2021.
During the year ended 30 June 2020, Diageo completed a number of acquisitions, the largest of these were Seedlip Ltd and Anna Seed 83 Ltd, the brand owners of Seedlip and Æcorn distilled non-alcoholic spirits and aperitifs, both of which completed on 6 August 2019.
During the prior years Diageo completed a number of smaller acquisitions of brands, distribution rights and equity interests in various drinks businesses and made contingent consideration payments in respect of prior year acquisitions.

Purchase of shares of non-controlling interests
In the years ended 30 June 2021 and 2020, East African Breweries Ltd, a Diageo subsidiary completed the acquisition of 30% and 4%, respectively, of shares in Serengeti Breweries Limited for a consideration of $55 million (£42 million) and $3 million (£2 million) in cash, respectively and £16 million in the form of shareholder loan from two Diageo subsidiaries in 2021, increasing Diageo's effective economic interest from 39.2% to 47.0%. All transactions were recognised in retained earnings.
In August 2019 and February 2020, in two separate purchases, Diageo acquired shares in United Spirits Limited (USL) for INR 5,495 million (£60 million), which increased Diageo’s percentage of shares owned in USL from 54.78% to 55.94% (excluding 2.38% owned by the USL Benefit Trust).

Financial statements (continued)
(b) Sale of businesses and brands

Cash consideration received and net assets disposed of in respect of sale of businesses and brands in the three years ended 30 June 2022 were as follows:

	2022 £ million	2021 £ million	2020 £ million
Sale consideration
Cash received	106	14	11
Overdraft disposed of	2	—	—
Transaction and other directly attributable costs paid	(26)	—	—
Net cash received	82	14	11
Transaction costs payable	(16)	1	(1)
	66	15	10
Net assets disposed of
Goodwill	(14)	—	—
Property, plant and equipment	(11)	(2)	(1)
Investment in associates	—	—	(1)
Assets and liabilities held for sale	—	—	(30)
Inventories	(4)	—	—
Other working capital	15	1	—
Other borrowings	1	—	—
Corporate tax	(5)	—	—
Deferred tax	(2)	—	—
	(20)	(1)	(32)
Impairment charge recognised up until the date of sale	—	—	(7)
Exchange recycled from other comprehensive income	(63)	—	(4)
(Loss)/gain on disposal before taxation	(17)	14	(33)
Taxation	(23)	—	—
(Loss)/gain on disposal after taxation	(40)	14	(33)

On 25 April 2022, Diageo sold its Ethiopian subsidiary, Meta Abo Brewery Share Company. A loss of £95 million was recognised as a non-operating item attributable to the sale, including cumulative translation losses in the amount of £63 million recycled to the income statement.
On 10 May 2022, Diageo completed the sale of the Picon brand for an upfront consideration of €117 million (£100 million). The gain of £91 million, net of disposal cost, was recognised as a non-operating item in the income statement.
In the year ended 30 June 2022, ZAR133 million (£6 million) (2021 – £10 million) of deferred consideration was paid to Diageo in respect of the sale of United National Breweries. The disposal was completed on 1 April 2020 for an aggregate consideration of ZAR 600 million (£27 million) from which ZAR 378 million (£17 million) was deferred.
Prior year disposals further included the sale of certain United Spirits Limited subsidiaries in the year ended 30 June 2021 for an aggregate consideration of £3 million, which resulted in an exceptional gain of £3 million.

Financial statements (continued)
(c) Assets and liabilities held for sale

	Windsor business £ million	USL Popular brands £ million	2022 £ million
Intangible assets	145	20	165
Property, plant and equipment	3	9	12
Other investments	1	—	1
Inventories	6	15	21
Trade and other receivables	1	22	23
Assets held for sale	156	66	222
Trade and other payables	(5)	(13)	(18)
Corporation tax	(6)	—	(6)
Deferred tax	(28)	(7)	(35)
Leases	(2)	—	(2)
Liabilities held for sale	(41)	(20)	(61)
Total	115	46	161

Diageo signed a share purchase agreement on 25 March 2022 with Bayside/Metis Private Equity Consortium to dispose of the Windsor business in Korea. The sale is considered to be highly probable and it is anticipated to complete in the year ending 30 June 2023.
Following the strategic review of its selected Popular brands, on 27 May 2022, United Spirits Limited reached agreement with Inbrew Beverages Pvt Limited for the sale of 32 brands, including Old Tavern and White Mischief. The sale covers the related contracts, permits, intellectual property rights, associated employees, working capital and a manufacturing facility. The transaction is highly probable to be completed in the year ending 30 June 2023.
It is unlikely that any significant change would take place to the plan to sell these asset groups, hence the impacted assets and liabilities were classified as held for sale at 30 June 2022. Assets and liabilities were measured at their cost as the lower of cost and fair value less cost of disposal.

Financial statements (continued)
9. Intangible assets

Accounting policies
Acquired intangible assets are held on the consolidated balance sheet at cost less accumulated amortisation and impairment losses. Acquired brands and other intangible assets are initially recognised at fair value if they are controlled through contractual or other legal rights, or are separable from the rest of the business, and the fair value can be reliably measured. Where these assets are regarded as having indefinite useful economic lives, they are not amortised.
Goodwill represents the excess of the aggregate of the consideration transferred, the value of any non-controlling interests and the fair value of any previously held equity interest in the subsidiary acquired over the fair value of the identifiable net assets. Goodwill arising on acquisitions prior to 1 July 1998 was eliminated against reserves, and this goodwill has not been reinstated. Goodwill arising subsequent to 1 July 1998 has been capitalised.
Amortisation and impairment of intangible assets is based on their useful economic lives and are amortised on a straight-line basis and reviewed for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable. Goodwill and intangible assets that are regarded as having indefinite useful economic lives are not amortised and are reviewed for impairment at least annually or when there is an indication that the assets may be impaired. Impairment reviews compare the net carrying value with the recoverable amount (where recoverable amount is the higher of fair value less costs of disposal and value in use). Amortisation and any impairment write downs are charged to other operating expenses in the income statement.
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
Impairment reviews are carried out to ensure that intangible assets, including brands, are not carried at above their recoverable amounts. Value in use and fair value less costs of disposal are both considered for these reviews and any impairment charge is based on these. The tests are dependent on management’s estimates in respect of the forecasting of future cash flows, the discount rates applicable to the future cash flows and what expected growth rates are reasonable. Judgement is required in determining the cash-generating units. Such estimates and judgements are subject to change as a result of changing economic conditions and actual cash flows may differ from forecasts.
The below additional considerations have been applied by management regarding the potential financial impacts of increasing inflationary pressures, recently observable worldwide:
–changes in the interest rate environment are taken into consideration when determining the discount rates;
–terminal growth rates do not exceed the long-term annual inflation rate of the country or region, thus excluding any increased inflation growth experienced in the short-term;
–additional sensitivity scenarios are applied for those markets or regions where the inflation and/or the exchange devaluation is considered significant based on management’s judgement.
Consideration of climate risk impact
The impact of climate risk on the future cash flows has also been considered for scenarios analysed in line with the climate change risk assessment. The climate change scenario analyses performed in 2022 – conducted in line with TCFD recommendations (‘Transition Scenario’ (RCP 2.6), a ‘Moderate Warming’ Scenario (RCP 4.5) and a ‘Severe Warming Scenario (RCP 8.5)) – identified no material financial impact to the current year impairment assessments.

Financial statements (continued)

	Brands £ million	Goodwill £ million	Other intangibles £ million	Computer software £ million	Total £ million
Cost
At 30 June 2020	8,923	2,664	1,587	698	13,872
Exchange differences	(799)	(311)	(174)	(30)	(1,314)
Additions	334	274	8	32	648
Disposals	—	—	—	(27)	(27)
At 30 June 2021	8,458	2,627	1,421	673	13,179
Hyperinflation adjustment in respect of Turkey	315	208	—	1	524
Exchange differences	639	145	194	28	1,006
Additions	109	70	55	67	301
Disposals	(23)	(42)	—	(23)	(88)
Reclassification to asset held for sale	(560)	—	—	(8)	(568)
At 30 June 2022	8,938	3,008	1,670	738	14,354
Amortisation and impairment
At 30 June 2020	1,168	752	78	574	2,572
Exchange differences	(71)	(82)	(3)	(26)	(182)
Amortisation for the year	—	—	5	44	49
Disposals	—	—	—	(24)	(24)
At 30 June 2021	1,097	670	80	568	2,415
Exchange differences	51	60	(1)	25	135
Amortisation for the year	—	—	7	38	45
Impairment	317	19	—	—	336
Disposals	(23)	(28)	—	(20)	(71)
Reclassification to asset held for sale	(400)	—	—	(8)	(408)
At 30 June 2022	1,042	721	86	603	2,452
Carrying amount
At 30 June 2022	7,896	2,287	1,584	135	11,902
At 30 June 2021	7,361	1,957	1,341	105	10,764
At 30 June 2020	7,755	1,912	1,509	124	11,300

Financial statements (continued)
(a) Brands
At 30 June 2022, the principal acquired brands, all of which are regarded as having indefinite useful economic lives, are as follows:

	Principal markets	2022 £ million	2021 £ million
Crown Royal whisky	United States	1,210	1,053
Captain Morgan rum	Global	993	864
McDowell's No.1 whisky, rum and brandy	India	778	944
Smirnoff vodka	Global	681	593
Johnnie Walker whisky	Global	625	625
Casamigos tequila	United States	499	434
Yenì raki	Turkey	294	141
Shui Jing Fang Chinese white spirit	Greater China	279	253
Aviation American gin	United States	218	190
Don Julio tequila	United States	207	185
Signature whisky	India	191	177
Seagram's 7 Crown whiskey	United States	184	160
Black Dog whisky	India	162	150
Antiquity whisky	India	158	147
Zacapa rum	Global	158	138
Gordon's gin	Europe	119	119
Bell's whisky	Europe	102	179
Windsor Premier whisky	Korea	—	145
Other brands		1,038	864
		7,896	7,361

The brands are protected by trademarks which are renewable indefinitely in all of the major markets where they are sold. There are not believed to be any legal, regulatory or contractual provisions that limit the useful lives of these brands. The nature of the premium drinks industry is that obsolescence is not a common issue, with indefinite brand lives being commonplace, and Diageo has a number of brands that were originally created more than 100 years ago. Accordingly, the Directors believe that it is appropriate that the brands are treated as having indefinite lives for accounting purposes and are therefore not amortised.

(b) Goodwill
For the purposes of impairment testing, goodwill has been attributed to the following cash-generating units:

	2022 £ million	2021 £ million
North America	773	609
Europe
Turkey	255	143
Asia Pacific
Greater China	141	128
India	747	693
Latin America and Caribbean – Mexico	142	126
Other cash-generating units	229	258
	2,287	1,957

Goodwill has arisen on the acquisition of businesses and includes synergies arising from cost savings, the opportunity to utilise Diageo’s distribution network to leverage marketing of the acquired products and the extension of the group’s portfolio of brands in new markets around the world.

(c) Other intangibles
Other intangibles principally comprise distribution rights. Diageo owns the global distribution rights for Ketel One vodka products in perpetuity, and the Directors believe that it is appropriate to treat these rights as having an indefinite life for accounting purposes. The carrying value at 30 June 2022 was £1,488 million (2021 – £1,295 million).

Financial statements (continued)
(d) Impairment testing
Impairment tests are performed annually, or more frequently if events or circumstances indicate that the carrying amount may not be recoverable. Recoverable amounts are calculated based on the value in use approach, also considering fair value less costs of disposal. The value in use calculations are based on discounted forecast cash flows using the assumption that cash flows continue in perpetuity at the terminal growth rate of each country or region. The individual brands, other intangibles with indefinite useful lives and the associated property, plant and equipment are aggregated as separate cash-generating units. Separate tests are carried out for each cash-generating unit and for each of the markets. Goodwill is attributed to each of the markets.
The key assumptions used for the value in use calculations are as follows:

Cash flows
Cash flows are forecasted for each cash-generating unit for the financial years based on management's approved plans and reflect the following assumptions:
–Cash flows are projected based on the actual operating results and a three-year strategic plan approved by management. Cash flows are extrapolated up to five years using expected growth rates in line with management’s best estimates. Growth rates reflect expectations of sales growth, operating costs and margin, based on past experience and external sources of information. Where applicable, multiple cash flow scenarios were populated to predict the potential outcome, considering the increased risk of volatility with respect to the environment in certain markets. A simple average of these projections served as the estimation of the recoverable amount of the cash-generating units including the Bell's brand. Management has no information which would indicate that any of the scenarios are more likely than others;
–The five-year forecast period is extended by up to an additional ten years at acquisition date for some intangible assets and goodwill when management believes that this period is justified by the maturity of the market and expects to achieve growth in excess of the terminal growth rate driven by Diageo’s sales, marketing and distribution expertise. These cash flows beyond the five-year period are projected using steady or progressively declining growth rates. The main exception is India and the USL brands, where the forecast period is extended by an additional two years of detailed forecasts;
–Cash flows for the subsequent years after the forecast period are extrapolated based on a terminal growth rate which does not exceed the long-term annual inflation rate of the country or region.

Discount rates
The discount rates used are the weighted average cost of capital which reflect the returns on government bonds and an equity risk premium adjusted for the drinks industry specific to the cash-generating units. The group applies post-tax discount rates to post-tax cash flows as the valuation calculated using this method closely approximates to applying pre-tax discount rates to pre-tax cash flows.
For goodwill, these assumptions are based on the cash-generating unit or group of units to which the goodwill is attributed. For brands, they are based on a weighted average taking into account the country or countries where sales are made.
The pre-tax discount rates, terminal and long-term growth rates used for impairment testing are as follows:

	2022			2021
	Pre-tax discount rate %	Terminal growth rate %	Long-term growth rate %	Pre-tax discount rate %	Terminal growth rate %	Long-term growth rate %
North America – United States	8	2	4	7	2	4
Europe
United Kingdom	8	2	4	6	2	4
Turkey	31	15	25	22	11	16
Asia Pacific
Australia	7	2	5	6	2	5
India	14	4	11	12	4	11
Africa
South Africa	16	—	6	13	—	6
Nigeria	24	12	15	19	10	14
Latin America and Caribbean
Brazil	12	3	6	11	3	6

Following the announcement by USL of the sale and franchise agreements for selected Popular brands on 27 May 2022, the cash-generating unit structure of the USL brands has been revised, in order to reflect the strategic changes in the management and operation of USL's portfolio of the remaining brands. As a result, the former Popular brands category has been abandoned and the impairment reviews have been performed on an individual brand basis for the year ended 30 June 2022.

Financial statements (continued)
Value in use calculation and fair value less costs of disposal methodologies were both considered to assess the recoverable amount of the McDowell's No.1 cash-generating unit. The value in use that was calculated exceeded the fair value less costs of disposal. As a result of the impairment review, an impairment charge of £240 million for the year ended 30 June 2022 was recognised in exceptional operating items in respect of the McDowell's No.1 brand. The charge was a result of higher discount rate reflecting the adverse inflationary and macroeconomic environment and of a reduction in forecast cash flow assumptions of McDowell’s No.1 Popular segment, which is reflective of USL’s stated position on participation in the popular segment and aligned with the recently announced sale and franchising of the majority of the portfolio of Popular brands. The brand impairment reduced the deferred tax liability by £35 million. The recoverable amount of the McDowell's No.1 cash generating unit is £892 million.
Value in use calculation and fair value less costs of disposal methodologies were both considered to assess the recoverable amount of the Bell's cash-generating unit. The value in use that was calculated exceeded the fair value less costs of disposal. As a result of the impairment review, an impairment charge of £77 million for the year ended 30 June 2022 was recognised in exceptional operating items in respect of the Bell's brand. Forecast cash flow assumptions were reduced principally due to the wind down of the Russian operations, as well as the increase in discount rates due to the inflationary and higher macroeconomic risk environment in the world. The brand impairment reduced the deferred tax liability by £20 million. The recoverable amount of the Bell's cash-generating unit is £145 million.
In March 2022, a decision was taken to suspend exporting to and selling in Russia and on 28 June 2022, Diageo decided that it would wind down its operations in Russia over the following six months. As a result, an impairment charge of £19 million for the year ended 30 June 2022 in respect of the Smirnov goodwill was recognised in exceptional operating items.
The Turkish economy became hyperinflationary for the year ended 30 June 2022, resulting in the recognition of hyperinflation adjustments on the Turkey cash-generating unit for the opening balances at 1 July 2021 and for the year-end balances at 30 June 2022. During the impairment review of the Turkey cash-generating unit, including goodwill and the Yenì Raki brand, value in use calculation and fair value less costs of disposal methodologies were both considered to assess the recoverable amount. The value in use that was calculated exceeded the fair value less costs of disposal. As a result of the impairment reviews, an impairment charge of TRY 3,760 million (£312 million) on the opening carrying amount of the Turkey cash-generating unit was recognised in retained earnings. From this impairment charge, TRY 1,627 million (£135 million) was directly attributable to the Yenì Raki brand and the remaining TRY 2,133 million (£177 million) impairment charge was recognised on the Turkey goodwill. The hyperinflation adjustment reduced by the opening impairment charge has been reflected as a net amount within the movement table of intangible assets in note 9.

(e) Sensitivity to change in key assumptions
Impairment testing for the year ended 30 June 2022 has identified the following cash-generating units as being sensitive to reasonably possible changes in assumptions.
The table below shows the headroom at 30 June 2022 and the impairment charge that would be required if the assumptions in the calculation of their value in use were changed:

			Increase in discount rate		Decrease in terminal growth rate		Decrease in annual growth rate in forecast period 2023-2029		Decrease in cash flows		Decrease in future volume forecast		Further devaluation of local currency
	Carrying value of CGU £ million	Headroom £ million	Reasonably possible change	Potential impairment charge £ million	Reasonably possible change	Potential impairment charge £ million	Reasonably possible change	Potential impairment charge £ million	Reasonably possible change	Potential impairment charge £ million	Reasonably possible change	Potential impairment charge £ million	Reasonably possible change	Potential impairment charge £ million
McDowell's No.1	892	—	1ppt	(92)	n/a	n/a	2ppt	(121)	n/a	n/a	n/a	n/a	n/a	n/a
Bell's	145	—	3ppt	(27)	1ppt	(9)	n/a	n/a	10%	(15)	n/a	n/a	n/a	n/a
Yenì Raki	346	44	7ppt	(95)	n/a	n/a	n/a	n/a	n/a	n/a	4%	(20)	n/a	n/a
Turkey	688	14	7ppt	(249)	1ppt	(13)	n/a	n/a	10%	(88)	1%	(124)	66%	(69)

10. Property, plant and equipment
Accounting policies
Land and buildings are stated at cost less accumulated depreciation. Freehold land is not depreciated. Leaseholds are generally depreciated over the unexpired period of the lease. Other property, plant and equipment are depreciated on a straight-line basis to estimated residual values over their expected useful lives, and these values and lives are reviewed each year. Subject to these reviews, the estimated useful lives fall within the following ranges: buildings – 10 to 50 years; within plant and equipment casks and containers – 15 to 50 years; other plant and equipment – 5 to 40 years; fixtures and fittings – 5 to 10 years; and returnable bottles and crates – 5 to 10 years.
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

	Land and buildings £ million	Plant and equipment £ million	Fixtures and fittings £ million	Returnable bottles and crates £ million	Under construction £ million	Total £ million
Cost
At 30 June 2020	2,141	4,868	127	575	549	8,260
Exchange differences	(137)	(322)	(10)	(55)	(34)	(558)
Acquisitions	9	2	—	—	4	15
Sale of businesses	(1)	(3)	—	—	—	(4)
Additions	95	149	9	27	367	647
Disposals	(24)	(126)	(7)	(21)	—	(178)
Transfers	77	146	2	2	(227)	—
At 30 June 2021	2,160	4,714	121	528	659	8,182
Hyperinflation adjustment in respect of Turkey	56	32	2	—	7	97
Exchange differences	107	226	1	11	45	390
Sale of businesses	(4)	(58)	(3)	(19)	(1)	(85)
Additions	230	245	8	41	612	1,136
Disposals	(65)	(122)	(15)	(32)	(3)	(237)
Transfers	177	249	10	13	(449)	—
Reclassification to assets held for sale	(8)	(25)	—	—	—	(33)
At 30 June 2022	2,653	5,261	124	542	870	9,450
Depreciation
30 June 2020	597	2,256	86	395	—	3,334
Exchange differences	(31)	(167)	(8)	(39)	—	(245)
Depreciation charge for the year	110	244	15	29	—	398
Sale of businesses	—	(2)	—	—	—	(2)
Disposals	(18)	(113)	(7)	(14)	—	(152)
At 30 June 2021	658	2,218	86	371	—	3,333
Exchange differences	31	94	1	9	—	135
Depreciation charge for the year	127	277	14	29	—	447
Sale of businesses	(4)	(50)	(2)	(18)	—	(74)
Disposals	(62)	(113)	(13)	(30)	—	(218)
Transfers	5	4	(9)	—	—	—
Reclassification to assets held for sale	(5)	(16)	—	—	—	(21)
At 30 June 2022	750	2,414	77	361	—	3,602
Carrying amount
At 30 June 2022	1,903	2,847	47	181	870	5,848
At 30 June 2021	1,502	2,496	35	157	659	4,849
At 30 June 2020	1,544	2,612	41	180	549	4,926

(a) The net book value of land and buildings comprises freeholds of £1,444 million (2021 – £1,218 million), long leaseholds of £3 million (2021 – £3 million) and short leaseholds of £410 million (2021 – £281 million). Depreciation was not charged on £114 million (2021 – £180 million) of land.
(b) Property, plant and equipment is net of a government grant of £153 million (2021 – £133 million) received in prior years in respect of the construction of a rum distillery in the US Virgin Islands.

Financial statements (continued)
11. Biological assets

Accounting policies
Biological assets held by the group consist of agave (Agave Azul Tequilana Weber) plants. The harvested plants are used during the production of tequila.
Biological assets are measured at fair value less costs to sell on initial recognition and at the end of each reporting period based on the present value of future cash flows discounted at an appropriate rate for Mexico.
Agricultural produce is measured at fair value less costs to sell at the point of harvest which is used as the cost of inventory when the harvested agave is transferred.

Changes in biological assets were as follows:

Biological assets £ million
Fair value
At 30 June 2020	51
Exchange differences	2
Transferred to inventories	(7)
Farming cost capitalised	20
At 30 June 2021	66
Exchange differences	10
Transferred to inventories	(11)
Fair value change	(5)
Farming cost capitalised	34
At 30 June 2022	94

At 30 June 2022, the number of agave plants were approximately 33 million (2021 – 20 million), ranging from new plantations up to eight year old plants.

12. Leases

Accounting policies
Where the group is the lessee, all leases are recognised on the balance sheet as right-of-use assets and depreciated on a straight-line basis with the charge recognised in cost of sales or in other operating items depending on the nature of the costs. The liability, recognised as part of net borrowings, is measured at a discounted value and any interest is charged to finance charges.
The group recognises services associated with a lease as other operating expenses. Payments associated with leases where the value of the asset when it is new is lower than $5,000 (leases of low value assets) and leases with a lease term of twelve months or less (short term leases) are recognised as other operating expenses. A judgement in calculating the lease liability at initial recognition includes determining the lease term where extension or termination options exist. In such instances, any economic incentive to retain or end a lease are considered and extension periods are only included when it is considered reasonably certain that an option to extend a lease will be exercised.

Financial statements (continued)
(a) Movement in right-of-use assets
The company principally leases warehouses, office buildings, plant and machinery, cars and distribution vehicles in the ordinary course of business.

	Land and buildings £ million	Plant and equipment £ million	Under construction £ million	Total £ million
At 30 June 2020	269	276	32	577
Exchange differences	(21)	(18)	—	(39)
Additions	33	23	—	56
Transfers	(1)	(63)	(3)	(67)
Acquisitions	8	—	—	8
Depreciation	(58)	(34)	—	(92)
At 30 June 2021	230	184	29	443
Exchange differences	26	14	—	40
Additions	129	56	—	185
Transfers	29	—	(29)	—
Reclassification to assets held for sale	(1)	(1)	—	(2)
Disposal	(6)	—	—	(6)
Depreciation	(54)	(41)	—	(95)
At 30 June 2022	353	212	—	565
(b) Lease liabilities

	2022 £ million	2021 £ million
Current lease liabilities	(85)	(82)
Non-current lease liabilities	(390)	(281)
	(475)	(363)

The future cash outflows, which are not included in lease liabilities on the balance sheet, in respect of extension and termination options which are not reasonably expected to be exercised are estimated at £282 million (2021 – £255 million).

(c) Amounts recognised in the consolidated income statement
In the year ended 30 June 2022, other external charges (within other operating items) included £39 million (2021 – £28 million) in respect of leases of low value assets and short term leases and £9 million (2021 – £3 million) in respect of variable lease payments. Refer to note 5 for further information relating to the interest expenses on lease liabilities.
The total cash outflow for leases in the year ended 30 June 2022 was £154 million (2021 – £179 million).

Financial statements (continued)
13. Other investments

Accounting policies
Other investments are equity investments that are not classified as investments in associates or joint arrangements nor investments in subsidiaries. They are included in non-current assets. Subsequent to initial measurement, other investments are stated at fair value. Gains and losses arising from the changes in fair value are recognised in the income statement or in other comprehensive income on a case by case basis. Accumulated gains and losses included in other comprehensive income are not recycled to the income statement. Dividends from other investments are recognised in the consolidated income statement.
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

	Loans £ million	Other investments £ million	Total £ million
Cost less allowances or fair value
At 30 June 2020	7	34	41
Exchange differences	—	(3)	(3)
Additions	5	—	5
Repayments and disposals	(1)	—	(1)
Transfer	(1)	(1)	(2)
At 30 June 2021	10	30	40
Exchange differences	2	1	3
Additions	6	9	15
Repayments and disposals	(1)	(1)	(2)
Fair value adjustment	—	(13)	(13)
Step acquisitions	—	(6)	(6)
Capitalised interest	1	—	1
Transfer	—	(1)	(1)
At 30 June 2022	18	19	37

At 30 June 2022, loans comprise £6 million (2021 – £3 million; 2020 – £4 million) of loans to customers and other third parties, after allowances of £129 million (2021 – £113 million; 2020 – £127 million), and £12 million (2021 – £7 million; 2020 – £3 million) of loans to associates.

Financial statements (continued)
14. Post employment benefits

Accounting policies
The group’s principal post employment funds are defined benefit plans. In addition, the group has defined contribution plans, unfunded post employment medical benefit liabilities and other unfunded defined benefit post employment liabilities. For post employment plans other than defined contribution plans, the amount charged to operating profit is the cost of accruing pension benefits promised to employees over the year, plus any changes arising on benefits granted to members by the group during the year. Net finance charges comprise the net deficit/asset on the plans at the beginning of the year, adjusted for cash flows in the year, multiplied by the discount rate for plan liabilities. The differences between the fair value of the plans’ assets and the present value of the plans’ liabilities are disclosed as an asset or liability on the consolidated balance sheet. Any differences due to changes in assumptions or experience are recognised in other comprehensive income. The amount of any pension fund asset recognised on the balance sheet is limited to any future refunds from the plan or the present value of reductions in future contributions to the plan.
Contributions payable by the group in respect of defined contribution plans are charged to operating profit as incurred.
Critical accounting estimates and judgements
Application of IAS 19 requires the exercise of estimate and judgement in relation to various assumptions.
Diageo determines the assumptions on a country by country basis in conjunction with its actuaries. Estimates are required in respect of uncertain future events, including the life expectancy of members of the funds, salary and pension increases, future inflation rates, discount rates and employee and pensioner demographics. The application of different assumptions could have a significant effect on the amounts reflected in the income statement, other comprehensive income and the balance sheet. There may be interdependencies between the assumptions.
Where there is an accounting surplus on a defined benefit plan management judgement is necessary to determine whether the group can obtain economic benefits through a refund of the surplus or by reducing future contributions to the plan.
(a) Post employment benefit plans
The group operates a number of pension plans throughout the world, devised in accordance with local conditions and practices. Diageo's most significant plans are defined benefit plans and are funded by payments to separately administered trusts or insurance companies. The group also operates a number of plans that are generally unfunded, primarily in the United States, which provide to employees post employment medical benefits.
The principal plans are in the United Kingdom, Ireland and the United States where benefits are based on employees’ length of service and salary at retirement. All valuations were performed by independent actuaries using the projected unit credit method to determine pension costs.
The most recent funding valuations of the significant defined benefit plans were carried out as follows:

Principal plans	Date of valuation
United Kingdom(1)	1 April 2021
Ireland(2)	31 December 2018
United States	1 January 2021
(1)    The Diageo Pension Scheme (DPS) closed to new members in November 2005. Employees who joined Diageo in the United Kingdom between November 2005 and January 2018, had been eligible to become members of the Diageo Lifestyle Plan (a cash balance defined benefit plan). Since then, new employees have been eligible to become members of a Diageo administered defined contribution plan.
(2)    The Irish scheme closed to new members in May 2013. Employees who have joined Diageo in Ireland since the defined benefit scheme closed have been eligible to become members of Diageo administered defined contribution plans. The triennial valuation of the Guinness Ireland Group Pension Scheme in Ireland (the Irish Scheme) is in progress and the results of this valuation are expected to be agreed by Diageo and the trustee later in calendar year 2022.

The assets of the UK and Irish pension plans are held in separate trusts administered by trustees who are required to act in the best interests of the plans’ beneficiaries. For DPS, the trustee is Diageo Pension Trust Limited. As required by legislation, one-third of the directors of the Trust are nominated by the members of the DPS, member nominated directors are appointed from both the pensioner member community and the active member community. For the Irish Scheme, Diageo Ireland makes four nominations and appoints three further candidates nominated by representative groupings.

Financial statements (continued)
The amounts charged to the consolidated income statement and statement of comprehensive income for the group’s defined benefit plans for the three years ended 30 June 2022 are as follows:

	2022 £ million	2021 £ million	2020 £ million
Current service cost and administrative expenses	(107)	(105)	(109)
Past service gains – ordinary activities	34	—	50
Past service losses – exceptional	—	(5)	—
Gains on curtailments and settlements	34	18	12
Charge to operating profit	(39)	(92)	(47)
Net finance gain in respect of post employment plans	10	5	9
Charge before taxation(1)	(29)	(87)	(38)
Actual returns less amounts included in finance income	(1,432)	(6)	774
Experience (losses)/gains	(35)	80	34
Changes in financial assumptions	2,133	125	(754)
Changes in demographic assumptions	(40)	(183)	(14)
Other comprehensive income	626	16	40
Changes in the surplus restriction	(11)	—	(2)
Total other comprehensive income	615	16	38
(i) The year ended 30 June 2022 includes settlement gains of £27 million in respect of the Enhanced Transfer Values exercise carried out in the Irish Schemes and past service gains of £28 million as a result of the changes of the benefits in the Irish Scheme. In the year ended 30 June 2021, the exceptional past service loss of £5 million is in respect of the equalisation of Guaranteed Minimum Pension (GMP) benefits for men and women). The year ended 30 June 2020 includes a past service gain of £47 million in respect of the Irish Scheme following communications to the deferred members in respect of changing their expectations of a full pension prior to reaching the age of 65 and to pensioners in respect of future pension increases.
(1)     The (charge)/income before taxation is in respect of the following countries:

	2022 £ million	2021 £ million	2020 £ million
United Kingdom	(27)	(46)	(23)
Ireland	45	4	34
United States	(31)	(28)	(30)
Other	(16)	(17)	(19)
	(29)	(87)	(38)

In addition to the charge in respect of defined benefit post employment plans, contributions to the group’s defined contribution plans were £33 million (2021 - £25 million; 2020 – £24 million).

Financial statements (continued)
The movement in the net surplus for the two years ended 30 June 2022 is set out below:

	Plan assets £ million	Plan liabilities £ million	Net surplus £ million
At 30 June 2020	10,422	(10,057)	365
Exchange differences	(214)	245	31
Charge before taxation(1)	149	(236)	(87)
Other comprehensive income/(loss)(2)	(6)	22	16
Contributions by the group	122	—	122
Settlements paid(3)	(169)	169	—
Employee contributions	4	(4)	—
Benefits paid	(416)	416	—
At 30 June 2021	9,892	(9,445)	447
Exchange differences	93	(100)	(7)
Charge before taxation(1)	176	(205)	(29)
Other comprehensive income/(loss)(2)	(1,432)	2,058	626
Contributions by the group	128	—	128
Settlements paid(3)	(52)	52	—
Employee contributions	5	(5)	—
Benefits paid	(411)	411	—
At 30 June 2022	8,399	(7,234)	1,165
(1) Includes net settlement gain of £27 million (F21 - £14 million) and past service gain of £28 million.
(2) Excludes surplus restriction.
(3) Includes settlement payment of £52 million on ETV exercise in Ireland (F21 – £151 million in respect of a settlement in the US Cash Balance plan).

The plan assets and liabilities by type of post employment benefit and country is as follows:

	2022		2021
	Plan assets £ million	Plan liabilities £ million	Plan assets £ million	Plan liabilities £ million
Pensions
United Kingdom	6,041	(4,897)	7,341	(6,580)
Ireland	1,645	(1,409)	1,826	(1,926)
United States	453	(408)	470	(373)
Other	191	(212)	186	(225)
Post employment medical	2	(225)	2	(262)
Other post employment	67	(83)	67	(79)
	8,399	(7,234)	9,892	(9,445)

The balance sheet analysis of the post employment plans is as follows:

	2022		2021
	Non- current assets(1) £ million	Non- current liabilities £ million	Non- current assets(1) £ million	Non- current liabilities £ million
Funded plans	1,553	(144)	1,018	(279)
Unfunded plans	—	(258)	—	(295)
	1,553	(402)	1,018	(574)
(1)    Includes surplus restriction of £14 million (2021 – £3 million).

The disclosures have been prepared in accordance with IFRIC 14. In particular, where the calculation for a plan results in a surplus, the recognised asset is limited to the present value of any available future refunds from the plan or reductions in future contributions to the plan, and any additional liabilities are recognised as required. At 30 June 2022, the DPS had a net surplus of £1,174 million (2021

Financial statements (continued)
– £840 million; 2020 – £934 million) and the GIGPS had a net surplus of £221 million (2021 a deficit of £79 million; 2020 a deficit of £174 million) and other schemes in a net surplus totaled of £158 million (2021 – £178 million; 2020 - £177 million). Both of these surpluses have been recognised, with no provision made against them, as they are expected to be recoverable through a combination of a reduction in future cash contributions or ultimately via a cash refund when the last member’s obligations have been met.

(b) Principal risks and assumptions
The material post employment plans are not exposed to any unusual, entity-specific or scheme-specific risks but there are general risks:
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

	United Kingdom			Ireland			United States(1)
	2022%	2021%	2020%	2022%	2021%	2020%	2022%	2021%	2020%
Rate of general increase in salaries(2)	3.6	3.4	3.2	3.8	3.0	2.6	—	—	—
Rate of increase to pensions in payment	2.9	3.1	3.0	2.2	1.7	1.4	—	—	—
Rate of increase to deferred pensions	2.6	2.5	2.1	2.3	1.6	1.2	—	—	—
Discount rate for plan liabilities	3.8	1.9	1.5	3.2	1.0	1.2	4.4	2.7	2.6
Inflation – CPI	2.6	2.5	2.1	2.4	1.6	1.2	2.3	2.3	1.4
Inflation - RPI	3.1	3.0	2.8	—	—	—	—	—	—
(1)    The salary increase assumption in the United States is not a significant assumption as only a minimal amount of members’ pension entitlement is dependent on a member’s projected final salary.
(2)    The salary increase assumptions include an allowance for age-related promotional salary increases.

For the principal UK and Irish pension funds, the table below illustrates the expected age at death of an average worker who retires currently at the age of 65, and one who is currently aged 45 and subsequently retires at the age of 65:

	United Kingdom(1)			Ireland(2)			United States
	2022 Age	2021 Age	2020 Age	2022 Age	2021 Age	2020 Age	2022 Age	2021 Age	2020 Age
Retiring currently at age 65
Male	87.1	87.2	86.4	87.7	86.9	86.6	85.5	85.4	85.6
Female	88.7	88.7	88.7	90.0	89.3	89.3	87.2	87.1	87.3
Currently aged 45, retiring at age 65
Male	88.5	88.6	88.5	89.3	88.6	89.6	87.0	86.9	87.2
Female	90.7	90.8	90.8	91.7	91.1	92.3	88.6	88.5	88.9
(1)    Based on the CMI’s S3 mortality tables with scaling factors based on the experience of the plan and where people live, with suitable future improvements.
(2)    Based on the CMI's S3 mortality tables with scaling factors based on the experience of the plan, with suitable future improvements.

Financial statements (continued)
For the significant assumptions, the following sensitivity analyses estimate the potential impacts on the consolidated income statement for the year ending 30 June 2023 and on the plan liabilities at 30 June 2022:

	United Kingdom			Ireland			United States
Benefit/(cost)	Operating profit £ million	Profit after taxation £ million	Plan liabilities(1) £ million	Operating profit £ million	Profit after taxation £ million	Plan liabilities(1) £ million	Operating profit £ million	Profit after taxation £ million	Plan liabilities(1) £ million
Effect of 0.5% increase in discount rate	2	19	336	1	4	96	1	3	22
Effect of 0.5% decrease in discount rate	(3)	(17)	(374)	(1)	(4)	(108)	(1)	(3)	(23)
Effect of 0.5% increase in inflation	(2)	(9)	(246)	(1)	(3)	(59)	—	(1)	(10)
Effect of 0.5% decrease in inflation	2	10	260	1	3	57	—	1	9
Effect of one year increase in life expectancy	—	(6)	(171)	—	(2)	(56)	—	(1)	(17)

(1)    The estimated effect on the liabilities excludes the impact of any interest rate and inflation swaps held by the pension plans.
(i)    The sensitivity analyses above have been determined based on reasonably possible changes of the respective assumptions and may not be representative of the actual change. Each sensitivity is calculated on a change in the key assumption while holding all other assumptions constant. The sensitivity to inflation includes the impact on all inflation linked assumptions (e.g. pension increases and salary increases where appropriate).

(c) Investment and hedging strategy
The investment strategy for the group’s funded post employment plans is determined locally by the trustees of the plan and/or Diageo, as appropriate, and takes account of the relevant statutory requirements. The objective of the investment strategy is to achieve a target rate of return in excess of the movement on the liabilities, whilst taking an acceptable level of investment risk relative to the liabilities. This objective is implemented by using the funds of the plans to invest in a variety of asset classes that are expected over the long-term to deliver a target rate of return. The majority of the investment strategies have significant amounts allocated to equities, with the intention that this will result in the ongoing cost to the group of the post employment plans being lower over the long-term, within acceptable boundaries of risk. Significant amounts are invested in bonds in order to provide a natural hedge against movements in the liabilities of the plans. At 30 June 2022, approximately 88% and 90% (2021 – 86% and 90%) of the UK plans’ liabilities measured on the Trustee's funding basis were hedged against future movements in gilt based interest rates and RPI inflation, respectively, through the combined effect of bonds and swaps. At 30 June 2022, approximately 70% and 76% (2021 – 62% and 76%) of the Irish plans’ liabilities measured on the Trustee's funding basis were hedged against future movements in euro government bond based interest rates and euro inflation, respectively, through the combined effect of bonds and swaps.
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

Financial statements (continued)
An analysis of the fair value of the plan assets is as follows:

	2022
	United Kingdom £ million		Ireland £ million		United States and other £ million		Total £ million
	Quoted	Unquoted	Quoted	Unquoted	Quoted	Unquoted	Quoted	Unquoted	Total
Equities	23	1,218	—	319	70	105	93	1,642	1,735
Bonds
Fixed-interest government	2	86	—	30	49	152	51	268	319
Inflation-linked government	—	—	—	199	1	1	1	200	201
Investment grade corporate	—	68	—	388	25	222	25	678	703
Non-investment grade	44	557	2	200	1	1	47	758	805
Loan securities	11	1,271	—	98	—	—	11	1,369	1,380
Repurchase agreements	2,400	(215)	—	—	—	—	2,400	(215)	2,185
Liability Driven Investment (LDI)	—	119	—	46	—	—	—	165	165
Property	28	716	—	74	—	1	28	791	819
Hedge funds	—	107	—	92	—	5	—	204	204
Interest rate and inflation swaps	—	(900)	—	37	—	—	—	(863)	(863)
Cash and other	24	481	7	154	—	80	31	715	746
Total bid value of assets	2,532	3,508	9	1,637	146	567	2,687	5,712	8,399

	2021
	United Kingdom £ million		Ireland £ million		United States and other £ million		Total £ million
	Quoted	Unquoted	Quoted	Unquoted	Quoted	Unquoted	Quoted	Unquoted	Total
Equities	—	604	2	306	70	106	72	1,016	1,088
Bonds
Fixed-interest government	86	61	—	81	47	4	133	146	279
Inflation-linked government	—	—	—	239	—	—	—	239	239
Investment grade corporate	13	499	—	355	24	367	37	1,221	1,258
Non-investment grade	17	134	2	115	2	10	21	259	280
Loan securities	58	1,731	1	278	—	—	59	2,009	2,068
Repurchase agreements	4,512	(904)	—	—	—	—	4,512	(904)	3,608
Liability Driven Investment (LDI)	2	210	—	66	—	—	2	276	278
Property	—	685	—	72	—	1	—	758	758
Hedge funds	—	101	—	139	—	4	—	244	244
Interest rate and inflation swaps	—	(994)	—	108	—	—	—	(886)	(886)
Cash and other	12	514	2	60	—	90	14	664	678
Total bid value of assets	4,700	2,641	7	1,819	143	582	4,850	5,042	9,892

(i)    The asset classes include some cash holdings that are temporary. This cash is likely to be invested imminently and so has been included in the asset class where it is anticipated to be invested in the long-term.

Total cash contributions by the group to all post employment plans in the year ending 30 June 2023 are estimated to be approximately £70 million.

Financial statements (continued)
(d) Deficit funding arrangements
UK plans
In the year ended 30 June 2011 the group established a Pension Funding Partnership (PFP) in respect of the UK Scheme. Whisky inventory was transferred into the partnership but the group retains control over the partnership which at 30 June 2022 held inventory with a book value of £561 million (2021 – £564 million). The partnership is fully consolidated in the group financial statements. The UK Scheme has a limited interest in the partnership and, as a partner, is entitled to a distribution from the profits of the partnership. The arrangement is expected to cease in 2030, and contributions to the UK scheme in any year will be dependent on the funding position of the UK scheme at the previous 31 March. Given the surplus funding position in the DPS, the contribution to the DPS in the year ended 30 June 2022 was nil (2021 - nil).
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

Irish plans
The group has agreed a deficit funding arrangement with the trustees of the Irish Scheme under which it contributes to the Irish Scheme €23 million (£20 million) per annum until the year ending 30 June 2028. The agreement also provides for additional cash contributions up to €106 million (£91 million) if the deficit is not reduced at each triennial valuation in line with agreed deficit targets up to 2027. As part of this funding plan, Diageo has also granted to the Irish Scheme a contingent asset, comprising mortgages over certain land and buildings and fixed and floating charges over certain receivables of the group up to a value of €200 million (£172 million) or the amount of the deficit at each triennial valuation if less. The 31 December 2021 triennial actuarial valuation is currently underway and it will be agreed by Diageo and the trustee by the end of September.

(e) Timing of benefit payments
The following table provides information on the timing of the benefit payments and the average duration of the defined benefit obligations and the distribution of the timing of benefit payments:

	United Kingdom		Ireland		United States
	2022 £ million	2021 £ million	2022 £ million	2021 £ million	2022 £ million	2021 £ million
Maturity analysis of benefits expected to be paid
Within one year	295	288	70	84	58	52
Between 1 to 5 years	1,082	1,112	353	338	187	145
Between 6 to 15 years	2,556	2,606	704	656	310	247
Between 16 to 25 years	2,252	2,314	634	588	183	145
Beyond 25 years	2,787	2,840	768	746	174	138
Total	8,972	9,160	2,529	2,412	912	727
	years	years	years	years	years	years
Average duration of the defined benefit obligation	15	18	15	18	9	11

The projected benefit payments are based on the assumptions underlying the assessment of the obligations, including inflation. They are disclosed undiscounted and therefore appear large relative to the discounted value of the plan liabilities recognised on the consolidated balance sheet. They are in respect of benefits that have accrued at the balance sheet date and make no allowance for any benefits accrued subsequently.

(f) Related party disclosures
Information on transactions between the group and its pension plans is given in note 21.

Financial statements (continued)
15. Working capital

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
Trade and other payables are initially recognised at fair value including transaction costs and subsequently carried at amortised costs. Contingent considerations recognised in business combinations are subsequently measured at fair value through income statement. The group evaluates supplier arrangements against a number of indicators to assess if the liability has the characteristics of a trade payable or should be classified as borrowings. This assessment considers the commercial purpose of the facility, whether payment terms are similar to customary payment terms, whether the group is legally discharged from its obligation towards suppliers before the end of the original payment term, and the group’s involvement in agreeing terms between banks and suppliers.
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
(a) Inventories

	2022 £ million	2021 £ million
Raw materials and consumables	489	348
Work in progress	86	60
Maturing inventories	5,229	4,668
Finished goods and goods for resale	1,290	969
	7,094	6,045

Maturing inventories include whisk(e)y, rum, tequila and Chinese white spirits. The following amounts of inventories are expected to be utilised after more than one year:

	2022 £ million	2021 £ million
Raw materials and consumables	15	17
Maturing inventories	3,713	3,296
	3,728	3,313

Inventories are disclosed net of provisions for obsolescence, an analysis of which is as follows:

	2022 £ million	2021 £ million	2020 £ million
Balance at beginning of the year	96	98	63
Exchange differences	6	(8)	—
Income statement charge	6	20	47
Utilised	(13)	(14)	(12)
Sale of businesses	(1)	—	—
	94	96	98

Financial statements (continued)
(b) Trade and other receivables

	2022		2021
	Current assets £ million	Non-current assets £ million	Current assets £ million	Non-current assets £ million
Trade receivables	2,155	—	1,817	—
Interest receivable	18	—	35	—
VAT recoverable and other prepaid taxes	290	15	216	18
Other receivables	158	13	148	18
Prepayments	290	9	150	—
Accrued income	22	—	19	—
	2,933	37	2,385	36

At 30 June 2022, approximately 29%, 15% and 9% of the group’s trade receivables of £2,155 million are due from counterparties based in the United States, United Kingdom and India, respectively. Accrued income primarily represents amounts receivable from customers in respect of performance obligations satisfied but not yet invoiced.
The aged analysis of trade receivables, net of expected credit loss allowance, is as follows:

	2022 £ million	2021 £ million
Not overdue	2,114	1,771
Overdue 1 – 30 days	19	15
Overdue 31 – 60 days	8	8
Overdue 61 – 90 days	5	6
Overdue 91 – 180 days	5	7
Overdue more than 180 days	4	10
	2,155	1,817

Trade and other receivables are disclosed net of expected credit loss allowance for doubtful debts, an analysis of which is as follows:

	2022 £ million	2021 £ million	2020 £ million
Balance at beginning of the year	112	160	113
Exchange differences	6	(13)	(3)
Income statement charge/(release)	21	(15)	55
Written off	(21)	(20)	(5)
	118	112	160

Management has considered the credit risk on trade and other receivables. At 30 June 2022, this resulted in a charge of £21 million for impairment provisions recognised in the income statement. At 30 June 2020, £29 million out of the charge of £55 million was related to the expected credit loss allowance due to the global financial uncertainty arising from the Covid-19 pandemic.

Financial statements (continued)
(c) Trade and other payables

	2022		2021
	Current liabilities £ million	Non-current liabilities £ million	Current liabilities £ million	Non-current liabilities £ million
Trade payables	2,705	—	2,014	—
Interest payable	143	—	124	—
Tax and social security excluding income tax	696	—	656	—
Other payables	600	380	606	338
Accruals	1,635	—	1,152	—
Deferred income	90	—	72	—
Dividend payable to non-controlling interests	18	—	24	—
	5,887	380	4,648	338

Interest payable at 30 June 2022 includes interest on non-derivative financial instruments of £141 million (2021 – £122 million). Accruals at 30 June 2022 include £613 million (2021 – £455 million) accrued discounts attributed to sales recognised. Deferred income represents amounts paid by customers in respect of performance obligations not yet satisfied. The amount of contract liabilities recognised as revenue in the current year is £72 million (2021 – £79 million). Non-current liabilities include net present value of contingent consideration in respect of prior acquisitions of £353 million (2021 – £320 million). For further information on contingent consideration, please refer to note 16 (g).

Together with the group’s partner banks, supply chain financing (SCF) facilities are provided to suppliers in certain countries. These arrangements enable suppliers to receive funding earlier than the invoice due date at their discretion and at their own cost. Payment terms continue to be agreed directly between the group and suppliers, independently from the availability of SCF facilities. Liabilities are settled in accordance with the original due date of invoices. The group does not incur any fees or receive any rebates where the suppliers choose to utilise these facilities. The group has determined that it is appropriate to present amounts outstanding subject to SCF arrangements as trade payables. Consistent with this classification, cash flows are presented either as operating cash flows or cash flows from investing activities, when related to the acquisition of non-current assets. At 30 June 2022, the amount that has been subject to SCF and accounted for as trade payables was £750 million (2021 – £465 million).

(d) Provisions

	Thalidomide £ million	Other £ million	Total £ million
At 30 June 2021	190	222	412
Exchange differences	—	18	18
Disposal of businesses	—	(6)	(6)
Provisions charged during the year	—	65	65
Provisions utilised during the year	(16)	(73)	(89)
Transfers from other payables	—	12	12
Unwinding of discounts	4	1	5
At 30 June 2022	178	239	417
Current liabilities	12	147	159
Non-current liabilities	166	92	258
	178	239	417

(i) Provisions have been established in respect of the discounted value of the group’s commitment to the UK and Australian Thalidomide Trusts. These provisions will be utilised over the period of the commitments up to 2037.
(ii) The largest item in other provisions at 30 June 2022 is £49 million (2021 – £45 million) in respect of employee deferred compensation plans which will be utilised when employees leave the group.

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

16. Financial instruments and risk management

Accounting policies

Financial assets and liabilities are initially recorded at fair value including, where permitted by IFRS 9, any directly attributable transaction costs. For those financial assets that are not subsequently held at fair value, the group assesses whether there is evidence of impairment at each balance sheet date.
The group classifies its financial assets and liabilities into the following categories: financial assets and liabilities at amortised cost, financial assets and liabilities at fair value through income statement and financial assets at fair value through other comprehensive income.
The accounting policies for other investments and loans are described in note 13, for trade and other receivables and payables in note 15 and for cash and cash equivalents in note 17.
Financial assets and liabilities at fair value through income statement include derivative assets and liabilities. Where financial assets or liabilities are eligible to be carried at either amortised cost or fair value through other comprehensive income, the group does not apply the fair value option.
Derivative financial instruments are carried at fair value using a discounted cash flow model based on market data applied consistently for similar types of instruments. Gains and losses on derivatives that do not qualify for hedge accounting treatment are taken to the income statement as they arise.
Other financial liabilities are carried at amortised cost unless they are part of a fair value hedge relationship. The difference between the initial carrying amount of the financial liabilities and their redemption value is recognised in the income statement over the contractual terms using the effective interest rate method. Financial liabilities in respect of the Zacapa acquisition are recognised at fair value.

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
Cash flow hedges are used to hedge the foreign currency risk of highly probable future foreign currency cash flows, the commodity price risk of highly probable future transactions, as well as the cash flow risk from changes in exchange or interest rates. The effective portion of the gain or loss on the hedges is recognised in other comprehensive income, while any ineffective part is recognised in the income statement. Amounts recorded in other comprehensive income are recycled to the income statement in the same period in which the underlying foreign currency, commodity or interest exposure affects the income statement.
Net investment hedges take the form of either foreign currency borrowings or derivatives. Foreign exchange differences arising on translation of net investments are recorded in other comprehensive income and included in the exchange reserve. Liabilities used as hedging instruments are revalued at closing exchange rates and the resulting gains or losses are also recognised in other comprehensive income to the extent that they are effective, with any ineffectiveness taken to the income statement. Foreign currency contracts hedging net investments are carried at fair value. Effective fair value movements are recognised in other comprehensive income, with any ineffectiveness taken to the income statement.

Financial statements (continued)
The group’s funding, liquidity and exposure to foreign currency and interest rate risks are managed by the group’s treasury department. The treasury department uses a range of financial instruments to manage these underlying risks.
Treasury operations are conducted within a framework of Board-approved policies and guidelines, which are recommended and monitored by the Finance Committee, chaired by the Chief Financial Officer. The policies and guidelines include benchmark exposure and/or hedge cover levels for key areas of treasury risk which are periodically reviewed by the Board following, for example, significant business, strategic or accounting changes. The framework provides for limited defined levels of flexibility in execution to allow for the optimal application of the Board-approved strategies. Transactions arising from the application of this flexibility are carried at fair value, gains or losses are taken to the income statement as they arise and are separately monitored on a daily basis using Value at Risk analysis. In the years ended 30 June 2022 and 30 June 2021 gains and losses on these transactions were not material. The group does not use derivatives for speculative purposes. All transactions in derivative financial instruments are initially undertaken to manage the risks arising from underlying business activities.
The group purchases insurance for commercial or, where required, for legal or contractual reasons. In addition, the group retains insurable risk where external insurance is not considered an economic means of mitigating these risks.
The Finance Committee receives a quarterly report on the key activities of the treasury department, however any exposures which differ from the defined benchmarks are reported as they arise.

(a) Currency risk
The group presents its consolidated financial statements in sterling and conducts business in many currencies. As a result, it is subject to foreign currency risk due to exchange rate movements, which will affect the group’s transactions and the translation of the results and underlying net assets of its operations. To manage the currency risk, the group uses certain financial instruments. Where hedge accounting is applied, hedges are documented and tested for effectiveness on an ongoing basis.

Hedge of net investment in foreign operations
The group hedges a certain portion of its exposure to fluctuations in the sterling value of its foreign operations by designating borrowings held in foreign currencies and using foreign currency spots, forwards, swaps and other financial derivatives. For the year ended 30 June 2022 the group’s guidance was to maintain total net investment Value at Risk to total net asset value below 20%, where Value at Risk is defined as the maximum amount of loss over a one-year period with a 95% probability confidence level.
At 30 June 2022 foreign currency borrowings designated in net investment hedge relationships amounted to £8,742 million (2021 £7,780 million), including financial derivatives.

Hedge of foreign currency debt
The group uses cross currency interest rate swaps to hedge the foreign currency risk associated with certain foreign currency denominated borrowings.

Transaction exposure hedging
The group’s policy is to hedge forecast transactional foreign currency risk on the net US dollar exposure 24 months targeting 75% coverage for the current financial year, and on other currency exposures up to 18 months. The group’s exposure to foreign currency risk arising principally on forecasted sales transactions is managed using forward agreements and options.
(b) Interest rate risk
The group has an exposure to interest rate risk, arising principally on changes in US dollar, euro and sterling interest rates. To manage interest rate risk, the group manages its proportion of fixed to floating rate borrowings within limits approved by the Board, primarily through issuing fixed and floating rate borrowings, and by utilising interest rate swaps. These practices aim to minimise the group’s net finance charges with acceptable year-on-year volatility. To facilitate operational efficiency and effective hedge accounting, for the year ended 30 June 2022 the group’s policy was to maintain fixed rate borrowings within a band of 40% to 90%. For these calculations, net borrowings exclude interest rate related fair value adjustments. The majority of the group’s existing interest rate derivatives are designated as hedges and are expected to be effective. Fair value of these derivatives is recognised in the income statement, along with any changes in the relevant fair value of the underlying hedged asset or liability. The group's net borrowings interest rate profile as at 30 June 2022 and 2021 is as follows:

	2022		2021
	£ million	%	£ million	%
Fixed rate	11,070	78	9,278	77
Floating rate(1)	2,612	19	2,521	21
Impact of financial derivatives and fair value adjustments	(20)	—	(53)	(1)
Lease liabilities	475	3	363	3
Net borrowings	14,137	100	12,109	100
(1) The floating rate portion of net borrowings includes cash and cash equivalents, collaterals, floating rate loans and bonds and bank overdrafts.

Financial statements (continued)
The table below sets out the average monthly net borrowings and effective interest rate:

Average monthly net borrowings			Effective interest rate
2022 £ million	2021 £ million	2020 £ million	2022%	2021%	2020%
12,692	12,702	12,708	2.7	2.7	2.6
(i)     For this calculation, net interest charge excludes fair value adjustments to derivative financial instruments and average monthly net borrowings include the impact of interest rate swaps that are no longer in a hedge relationship but exclude the market value adjustment for cross currency interest rate swaps.

IBOR reform
In accordance with the UK Financial Conduct Authority’s announcement on 5 March 2021, LIBOR benchmark rates were discontinued after 31 December 2021, except for the majority of the US dollar settings which will be discontinued after 30 June 2023. There have been amendments to the contractual terms of IBOR-referenced interest rates and the corresponding update of the hedge designations. By 30 June 2022, changes required to systems and processes in relation to the fair valuation of financial instruments were implemented and the transition had no material tax or accounting implications. The group also evaluated the implications of the reference rate changes in relation to other valuation models and credit risk, and concluded that they were not material.
In line with the relief provided by the amendment, the group assumes that the interest rate benchmark on which the cash flows of the hedged item, the hedging instrument or the hedged risk are based are not altered by the IBOR reform. The derivative hedging instruments provide a close approximation to the extent and nature of the risk exposure the group manages through hedging relationships.
Included in floating rate net borrowings are interest rate swaps designated in fair value hedges, with a notional amount of £2,893 million (2021: £2,338 million) whose interest rates are based on USD LIBOR. In preparation for the discontinuation of USD LIBOR, the group will amend these agreements to either reference the Secured Overnight Financing Rate or include mechanics for selecting an alternative rate ensuring that subsequent to the amendments the agreements will be economically equivalent on transition date.

(c) Commodity price risk
Commodity price risk is managed in line with the principles approved by the Board either through long-term purchase contracts with suppliers or, where appropriate, derivative contracts. The group policy is to maintain the Value at Risk of commodity price risk arising from commodity exposures below 75 bps of forecast gross profit in any given financial year. Where derivative contracts are used, the commodity price risk exposure is hedged up to 24 months of forecast volume through exchange-traded and over-the-counter contracts (futures, forwards and swaps) and cash flow hedge accounting is applied.

(d) Market risk sensitivity analysis
The group uses a sensitivity analysis that estimates the impacts on the consolidated income statement and other comprehensive income of either an instantaneous increase or decrease of 0.5% in market interest rates or a 10% strengthening or weakening in sterling against all other currencies, from the rates applicable at 30 June 2022 and 30 June 2021, for each class of financial instruments on the consolidated balance sheet at these dates with all other variables remaining constant. The sensitivity analysis excludes the impact of market risk on the net post employment benefit liabilities and assets, and corporate tax payable. This analysis is for illustrative purposes only, as in practice interest and foreign exchange rates rarely change in isolation.
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

	Impact on income statement gain/(loss)		Impact on consolidated comprehensive income gain/(loss)(1) (2)
	2022	2021	2022	2021
	£ million	£ million	£ million	£ million
0.5% decrease in interest rates	13	13	31	23
0.5% increase in interest rates	(13)	(13)	(30)	(22)
10% weakening of sterling	(33)	(32)	(1,125)	(1,008)
10% strengthening of sterling	28	27	922	825
(1)    The impact on foreign currency borrowings and derivatives in net investment hedges is largely offset by the foreign exchange difference arising on the translation of net investments.
(2)    The impact on the consolidated statement of comprehensive income includes the impact on the income statement.

Financial statements (continued)
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
The carrying amount of financial assets of £5,445 million (2021 – £5,360 million) represents the group’s exposure to credit risk at the balance sheet date as disclosed in section (i), excluding the impact of any collateral held or other credit enhancements. A financial asset is in default when the counterparty fails to pay its contractual obligations. Financial assets are written off when there is no reasonable expectation of recovery.
Credit risk is managed separately for financial and business related credit exposures.

Financial credit risk
Diageo aims to minimise its financial credit risk through the application of risk management policies approved and monitored by the Board. Counterparties are predominantly limited to investment grade banks and financial institutions, and policy restricts the exposure to any one counterparty by setting credit limits taking into account the credit quality of the counterparty. The group’s policy is designed to ensure that individual counterparty limits are adhered to and that there are no significant concentrations of credit risk. The Board also defines the types of financial instruments which may be transacted. The credit risk arising through the use of financial instruments for currency, interest rate and commodity price risk management is estimated with reference to the fair value of contracts with a positive value, rather than the notional amount of the instruments themselves. Diageo annually reviews the credit limits applied and regularly monitors the counterparties’ credit quality reflecting market credit conditions.
When derivative transactions are undertaken with bank counterparties, the group may, where appropriate, enter into certain agreements with such bank counterparties whereby the parties agree to post cash collateral for the benefit of the other if the net valuations of the derivatives are above a predetermined threshold. At 30 June 2022, the collateral held under these agreements amounted to $23 million (£19 million) (2021 – $136 million (£98 million)).

Business related credit risk
Exposures from loan, trade and other receivables are managed locally in the operating units where they arise and active risk management is applied, focusing on country risk, credit limits, ongoing credit evaluation and monitoring procedures. There is no significant concentration of credit risk with respect to loans, trade and other receivables as the group has a large number of customers which are internationally dispersed.

(f) Liquidity risk
Liquidity risk is the risk of Diageo encountering difficulties in meeting its obligations associated with financial liabilities that are settled by delivering cash or other financial assets. The group uses short-term commercial paper to finance its day-to-day operations. The group’s policy with regard to the expected maturity profile of borrowings is to limit the amount of such borrowings maturing within 12 months to 50% of gross borrowings less money market demand deposits, and the level of commercial paper to 30% of gross borrowings less money market demand deposits. In addition, the group’s policy is to maintain backstop facilities with relationship banks to support commercial paper obligations.
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

Financial statements (continued)
Contractual cash flows

	Due within 1 year £ million	Due between 1 and 3 years £ million	Due between 3 and 5 years £ million	Due after 5 years £ million	Total £ million	Carrying amount at balance sheet date £ million
2022
Borrowings(1)	(1,524)	(2,842)	(2,738)	(9,276)	(16,380)	(16,020)
Interest on borrowings(1)(2)	(427)	(626)	(560)	(1,622)	(3,235)	(141)
Lease capital repayments	(85)	(107)	(61)	(222)	(475)	(475)
Lease future interest payments	(13)	(20)	(16)	(44)	(93)	—
Trade and other financial liabilities(3)	(4,765)	(123)	(142)	(126)	(5,156)	(5,145)
Non-derivative financial liabilities	(6,814)	(3,718)	(3,517)	(11,290)	(25,339)	(21,781)
Cross currency swaps (gross)
Receivable	851	90	90	1,442	2,473	—
Payable	(783)	(56)	(56)	(958)	(1,853)	—
Other derivative instruments (net)	(86)	(123)	(78)	(65)	(352)	—
Derivative instruments(2)	(18)	(89)	(44)	419	268	22
2021
Borrowings(1)	(1,859)	(2,590)	(2,788)	(7,498)	(14,735)	(14,727)
Interest on borrowings(1)(2)	(390)	(552)	(467)	(1,375)	(2,784)	(122)
Lease capital repayments	(82)	(92)	(45)	(144)	(363)	(363)
Lease future interest payments	(9)	(12)	(8)	(25)	(54)	—
Trade and other financial liabilities(3)	(3,800)	(71)	(108)	(191)	(4,170)	(4,125)
Non-derivative financial liabilities	(6,140)	(3,317)	(3,416)	(9,233)	(22,106)	(19,337)
Cross currency swaps (gross)
Receivable	57	780	79	1,294	2,210	—
Payable	(41)	(811)	(56)	(986)	(1,894)	—
Other derivative instruments (net)	143	54	—	(23)	174	—
Derivative instruments(2)	159	23	23	285	490	312
(1)    For the purpose of these tables, borrowings are defined as gross borrowings excluding lease liabilities and fair value of derivative instruments as disclosed in note 17.
(2)    Carrying amount of interest on borrowings, interest on derivatives and interest on other payable is included within interest payable in note 15.
(3)    Primarily consists of trade and other payables that meet the definition of financial liabilities under IAS 32.
The group had available undrawn committed bank facilities as follows:

	2022 £ million	2021 £ million
Expiring within one year	793	540
Expiring between one and two years	103	691
Expiring after two years	1,893	1,287
	2,789	2,518

The facilities can be used for general corporate purposes and, together with cash and cash equivalents, support the group’s commercial paper programmes.
There are no financial covenants on the group’s material short- and long-term borrowings. Certain of these borrowings contain cross default provisions and negative pledges.
The committed bank facilities are subject to a single financial covenant, being minimum interest cover ratio of two times (defined as the ratio of operating profit before exceptional items, aggregated with share of after tax results of associates and joint ventures, to net interest charges). They are also subject to pari passu ranking and negative pledge covenants.
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
Other financial liabilities include a put option, which does not have an expiry date, held by Industrias Licoreras de Guatemala (ILG) to sell the remaining 50% equity stake in Rum Creation & Products Inc., the owner of the Zacapa rum brand, to Diageo. The liability is fair valued and as at 30 June 2022 an amount of £216 million (30 June 2021 – £149 million) is recognised as a liability with changes in the fair value of the put option included in retained earnings. As the valuation of this option uses assumptions not observable in the market, it is categorised as level 3 in the hierarchy. As at 30 June 2022, because it is unknown when or if ILG will exercise the option, the liability is measured as if the exercise date is on the last day of the next financial year considering forecast future performance. The option is sensitive to reasonably possible changes in assumptions. If the option were to be exercised as at 30 June 2024, the fair value of the liability would increase by approximately £69 million.
Included in other financial liabilities, the contingent consideration on acquisition of businesses represents the present value of payments up to £381 million linked to certain performance targets which are expected to be paid over the next eight years.
There were no significant changes in the measurement and valuation techniques, or significant transfers between the levels of the financial assets and liabilities in the year ended 30 June 2022.
The group’s financial assets and liabilities measured at fair value are categorised as follows:

	2022 £ million	2021 £ million
Derivative assets	480	443
Derivative liabilities	(456)	(129)
Valuation techniques based on observable market input (Level 2)	24	314
Financial assets - other	184	138
Financial liabilities - other	(587)	(578)
Valuation techniques based on unobservable market input (Level 3)	(403)	(440)
In the years ended 30 June 2022 and 30 June 2021, the increase in financial assets - other of £46 million (2021 – £22 million) is principally in respect of acquisitions.
The movements in level 3 instruments, measured on a recurring basis, are as follows:

	Zacapa financial liability	Contingent consideration recognised on acquisition of businesses(1)	Zacapa financial liability	Contingent consideration recognised on acquisition of businesses(1)
	2022	2022	2021	2021
	£ million	£ million	£ million	£ million
At the beginning of the year	(149)	(429)	(167)	(249)
Net (losses)/gains included in the income statement	(20)	62	(7)	(47)
Net (losses)/gains included in exchange in other comprehensive income	(26)	(39)	21	31
Net losses included in retained earnings	(34)	—	(2)	—
Acquisitions	—	(70)	—	(253)
Settlement of liabilities	13	105	6	89
At the end of the year	(216)	(371)	(149)	(429)
(1)    Included in the balance at 30 June 2022 is £157 million in respect of the acquisition of Aviation Gin and Davos Brands (2021 – £177 million), £59 million in respect of the acquisition of 21Seeds, £57 million in respect of the acquisition of Lone River Ranch Water (2021 – £49 million) and £nil in respect of the acquisition of Casamigos as it was fully repaid on 17 September 2021 (2021- £80 million).

(h) Results of hedge relationships
The group targets a one-to-one hedge ratio. Strength of the economic relationship between the hedged items and the hedging instruments are analysed on an ongoing basis. Ineffectiveness can arise from subsequent change in the forecast transactions as a result of altered timing, cash flows or value except when the critical terms of the hedging instrument and hedged item are closely aligned.

Financial statements (continued)
The change in the credit risk of the hedging instruments or the hedged items is not expected to be the primary factor in the economic relationship.
The notional amounts, contractual maturities and rates of the hedging instruments designated in hedging relationships as of 30 June 2022 and 30 June 2021 by the main risk categories are as follows:

	Notional amounts £ million	Maturity	Range of hedged rates(1)
2022
Net investment hedges
Derivatives in net investment hedges of foreign operations	11	July 2022	Turkish lira 22.27
Cash flow hedges
Derivatives in cash flow hedge (foreign currency debt)	1,694	April 2023 - April 2043	US dollar 1.22 - 1.88
Derivatives in cash flow hedge (foreign currency risk)	1,874	September 2022 - June 2024	US dollar 1.22 - 1.42, euro 1.13 - 1.17
Derivatives in cash flow hedge (commodity price risk)	234	July 2022 - March 2024	Natural Gas: 1.67 - 3.57 GBP/therm(ec) LME Aluminium: 2,009 - 3,399 USD/Mt
Fair value hedges
Derivatives in fair value hedge (interest rate risk)	4,444	September 2022 - April 2043	(0.01) - 3.09%
2021
Net investment hedges
Derivatives in net investment hedges of foreign operations	11	July 2021	Turkish lira 11.86 - 12.22
Cash flow hedges
Derivatives in cash flow hedge (foreign currency debt)	1,475	April 2023 - April 2043	US dollar 1.22 - 1.88
Derivatives in cash flow hedge (foreign currency risk)	1,303	September 2021 - December 2022	US dollar 1.19 - 1.42, euro 1.07 - 1.16
Derivatives in cash flow hedge (commodity price risk)	93	July 2021 - May 2023	Corn: 3.63 - 5.17 USD/Bu LME Aluminium: 1,631 - 2,421 USD/Mt
Fair value hedges
Derivatives in fair value hedge (interest rate risk)	4,646	October 2021 - April 2030	(0.01) - 3.09%
(1)    In case of derivatives in cash flow hedges (commodity price risk and foreign currency risk), the range of the most significant contract’s hedged rates are presented.

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
In respect of cash flow hedging instruments, a gain of £124 million (2021 – £157 million loss; 2020 – £173 million gain) was recognised in other comprehensive income due to changes in fair value. A loss of £42 million was transferred out of other comprehensive income to other operating expenses and a gain of £239 million to other finance charges, respectively, (2021 – a loss of £10 million and a loss of £175 million; 2020 – a loss of £42 million and a gain of £75 million) to offset the foreign exchange impact on the underlying transactions. A gain of £46 million (2021 – £2 million gain, 2020 – £8 million loss) was transferred out of other comprehensive income to operating profit in relation to commodity hedges. The carrying amount of hedged items recognised in the consolidated balance sheet in relation to hedges of cash flow risk arising from foreign currency debts equals the notional value of the hedging instruments at 30 June 2022 and are included within borrowings. The notional amount for cash flow hedges of foreign currency debt at 30 June 2022 was £1,694 million (2021 – £1,475 million).
For cash flow hedges of forecast transactions at 30 June 2022, based on year end interest and exchange rates, a gain to the income statement of £18 million in the year ending 30 June 2023 and a loss of £7 million in the year ending 30 June 2024 is expected to be recognised.
In respect of hedges of foreign currency borrowings that are no longer applicable at 30 June 2022, a loss of £19 million (2021 – a loss of £20 million) was reported in reserves. There was no significant ineffectiveness on net investment and cash flow hedges during the year ended 30 June 2022.
The £4,444 million (2021 – £4,646 million) notional value of hedged items in fair value hedges equals to the notional value of hedging instruments designated in these relationships at 30 June 2022 and the carrying amount of hedged items are included within borrowings in the consolidated balance sheet.
For fair value hedges that are no longer applicable, the accumulated fair value changes shown on the consolidated balance sheet at 30 June 2022 was £1 million (2021 – £5 million).

Financial statements (continued)
The following table sets out information regarding the effectiveness of hedging relationships designated by the group, as well as the impacts on the income statement and other comprehensive income:

	At the beginning of the year £ million	Consolidated Income statement £ million	Consolidated statement of comprehensive income £ million	Other £ million	At the end of the year £ million
2022
Net investment hedges
Derivatives in net investment hedges of foreign operations	—	—	5	(6)	(1)
Cash flow hedges
Derivatives in cash flow hedge (foreign currency debt)	154	239	(6)	(20)	367
Derivatives in cash flow hedge (foreign currency risk)	53	(11)	(130)	11	(77)
Derivatives in cash flow hedge (commodity price risk)	16	46	32	(44)	50
Fair value hedges
Derivatives in fair value hedge (interest rate risk)	63	(346)	—	—	(283)
Fair value hedge hedged item	(65)	341	—	—	276
Instruments in fair value hedge relationship	(2)	(5)	—	—	(7)
2021
Net investment hedges
Derivatives in net investment hedges of foreign operations	—	—	3	(3)	—
Cash flow hedges
Derivatives in cash flow hedge (foreign currency debt)	469	(175)	(123)	(17)	154
Derivatives in cash flow hedge (foreign currency risk)	(58)	(26)	111	26	53
Derivatives in cash flow hedge (commodity price risk)	(9)	2	39	(16)	16
Fair value hedges
Derivatives in fair value hedge (interest rate risk)	189	(126)	—	—	63
Fair value hedge hedged item	(189)	124	—	—	(65)
Instruments in fair value hedge relationship	—	(2)	—	—	(2)

Financial statements (continued)
(i) Reconciliation of financial instruments
The table below sets out the group’s accounting classification of each class of financial assets and liabilities:

	Fair value through income statement £ million	Fair value through other comprehensive income £ million	Assets and liabilities at amortised cost £ million	Not categorised as a financial instrument £ million	Total £ million	Current £ million	Non-current £ million
2022
Other investments and loans(1)	180	4	15	1	200	—	200
Trade and other receivables	—	—	2,365	605	2,970	2,933	37
Cash and cash equivalents	—	—	2,285	—	2,285	2,285	—
Derivatives in fair value hedge (interest rate risk)	1	—	—	—	1	—	1
Derivatives in cash flow hedge (foreign currency debt)	367	—	—	—	367	43	324
Derivatives in cash flow hedge (foreign currency risk)	32	—	—	—	32	15	17
Derivatives in cash flow hedge (commodity price risk)	57	—	—	—	57	57	—
Other instruments	136	—	—	—	136	136	—
Leases	—	—	3	—	3	—	3
Total other financial assets	593	—	3	—	596	251	345
Total financial assets	773	4	4,668	606	6,051	5,469	582
Borrowings(2)	—	—	(16,020)	—	(16,020)	(1,522)	(14,498)
Trade and other payables	(371)	—	(4,774)	(1,122)	(6,267)	(5,887)	(380)
Derivatives in fair value hedge (interest rate risk)	(284)	—	—	—	(284)	(1)	(283)
Derivatives in cash flow hedge (foreign currency risk)	(109)	—	—	—	(109)	(81)	(28)
Derivatives in cash flow hedge (commodity price risk)	(7)	—	—	—	(7)	(5)	(2)
Derivatives in net investment hedge	(1)	—	—	—	(1)	(1)	—
Other instruments	(271)	—	(117)	—	(388)	(388)	—
Leases	—	—	(475)	—	(475)	(85)	(390)
Total other financial liabilities	(672)	—	(592)	—	(1,264)	(561)	(703)
Total financial liabilities	(1,043)	—	(21,386)	(1,122)	(23,551)	(7,970)	(15,581)
Total net financial (liabilities)/assets	(270)	4	(16,718)	(516)	(17,500)	(2,501)	(14,999)
2021
Other investments and loans(1)	121	17	8	2	148	—	148
Trade and other receivables	—	—	2,017	404	2,421	2,385	36
Cash and cash equivalents	—	—	2,749	—	2,749	2,749	—
Derivatives in fair value hedge (interest rate risk)	106	—	—	—	106	4	102
Derivatives in cash flow hedge (foreign currency debt)	205	—	—	—	205	—	205
Derivatives in cash flow hedge (foreign currency risk)	61	—	—	—	61	57	4
Derivatives in cash flow hedge (commodity price risk)	16	—	—	—	16	14	2
Other instruments	55	—	—	—	55	46	9
Leases	—	—	5	—	5	—	5
Total other financial assets	443	—	5	—	448	121	327
Total financial assets	564	17	4,779	406	5,766	5,255	511
Borrowings(2)	—	—	(14,727)	—	(14,727)	(1,862)	(12,865)
Trade and other payables	(429)	—	(3,580)	(977)	(4,986)	(4,648)	(338)
Derivatives in fair value hedge (interest rate risk)	(43)	—	—	—	(43)	—	(43)
Derivatives in cash flow hedge (foreign currency debt)	(51)	—	—	—	(51)	—	(51)
Derivatives in cash flow hedge (foreign currency risk)	(8)	—	—	—	(8)	(5)	(3)
Other instruments	(176)	—	(91)	—	(267)	(261)	(6)
Leases	—	—	(363)	—	(363)	(82)	(281)
Total other financial liabilities	(278)	—	(454)	—	(732)	(348)	(384)
Total financial liabilities	(707)	—	(18,761)	(977)	(20,445)	(6,858)	(13,587)
Total net financial (liabilities)/assets	(143)	17	(13,982)	(571)	(14,679)	(1,603)	(13,076)
(1)    Other investments and loans are including those in respect of associates.
(2)    Borrowings are defined as gross borrowings excluding lease liabilities and the fair value of derivative instruments.

At 30 June 2022 and 30 June 2021, the carrying values of cash and cash equivalents, other financial assets and liabilities approximate fair values. At 30 June 2022 the fair value of borrowings, based on unadjusted quoted market data, was £15,628 million (2021 – £15,895 million).

Financial statements (continued)
(j) Capital management
The group’s management is committed to enhancing shareholder value in the long-term, both by investing in the business and brands so as to deliver continued improvement in the return from those investments and by managing the capital structure. Diageo manages its capital structure to achieve capital efficiency, provide flexibility to invest through the economic cycle and give efficient access to debt markets at attractive cost levels. This is achieved by targeting an adjusted net borrowings (net borrowings aggregated with post employment benefit liabilities) to adjusted EBITDA leverage of 2.5 - 3.0 times, this range for Diageo being currently broadly consistent with an A band credit rating. Diageo would consider operating outside of this range in order to effect strategic initiatives within its stated goals, which could have an impact on its rating. If Diageo’s leverage was to be negatively impacted by the financing of an acquisition, it would seek over time to return to the range of 2.5 - 3.0 times. The group regularly assesses its debt and equity capital levels against its stated policy for capital structure. As at 30 June 2022 the adjusted net borrowings (£14,539 million) to adjusted EBITDA ratio was 2.5 times. For this calculation net borrowings are adjusted by post employment benefit liabilities before tax (£402 million) whilst adjusted EBITDA (£5,703 million) comprises operating profit excluding exceptional operating items and depreciation, amortisation and impairment and includes share of after tax results of associates and joint ventures.

17. Net borrowings

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
Net borrowings are defined as gross borrowings (short-term borrowings and long-term borrowings plus lease liabilities plus interest rate hedging instruments, cross currency interest rate swaps and foreign currency forwards and swaps used to manage borrowings) less cash and cash equivalents.

Financial statements (continued)

	2022 £ million	2021 £ million
Bank overdrafts	74	112
Bank and other loans	105	160
Credit support obligations	(19)	98
€ 900 million 0.25% bonds due 2021	—	769
$ 300 million 8% bonds due 2022(1)	248	—
$ 1,000 million 2.875% bonds due 2022(1)	—	719
$ 1,350 million 2.625% bonds due 2023	1,115	—
Fair value adjustment to borrowings	(1)	4
Borrowings due within one year	1,522	1,862
$ 300 million 8% bonds due 2022(1)	—	215
$ 1,350 million 2.625% bonds due 2023	—	970
€ 600 million 0.125% bonds due 2023	516	511
$ 500 million 3.5% bonds due 2023	413	360
$ 600 million 2.125% bonds due 2024	495	431
€ 500 million 1.75% bonds due 2024	430	426
€ 500 million 0.5% bonds due 2024	430	425
$ 750 million 1.375% bonds due 2025	618	537
€ 600 million 1% bonds due 2025	515	510
€ 850 million 2.375% bonds due 2026	731	723
£ 500 million 1.75% bonds due 2026	498	497
€ 750 million 1.875% bonds due 2027	643	637
€ 500 million 1.5% bonds due 2027	430	426
€ 700 million 0.125% bonds due 2028	600	594
$ 500 million 3.875% bonds due 2028	411	358
£ 300 million 2.375% bonds due 2028	298	—
$ 1,000 million 2.375% bonds due 2029	819	711
£ 300 million 2.875% bonds due 2029	298	298
€ 750 million 1.15% bonds due 2029	645	—
$ 1,000 million 2% bonds due 2030	821	714
€ 1,000 million 2.5% bonds due 2032	856	850
$ 750 million 2.125% bonds due 2032	614	534
£ 400 million 1.25% bonds due 2033	395	395
€ 900 million 1.15% bonds due 2034	770	—
$ 400 million 7.45% bonds due 2035(1)	331	288
$ 600 million 5.875% bonds due 2036	491	427
£ 600 million 2.75% bonds due 2038	595	—
$ 500 million 4.25% bonds due 2042(1)	409	356
$ 500 million 3.875% bonds due 2043	407	353
Bank and other loans	293	253
Fair value adjustment to borrowings	(274)	66
Borrowings due after one year	14,498	12,865
Total borrowings before derivative financial instruments	16,020	14,727
Fair value of cross currency interest rate swaps	(367)	(154)
Fair value of foreign currency swaps and forwards	11	(15)
Fair value of interest rate hedging instruments	283	(63)
Lease liabilities	475	363
Gross borrowings	16,422	14,858
Less: Cash and cash equivalents	(2,285)	(2,749)
Net borrowings	14,137	12,109
(1)    SEC-registered debt issued on an unsecured basis by Diageo Investment Corporation, a 100% owned subsidiary of Diageo plc.
(i)     The interest rates shown are those contracted on the underlying borrowings before taking into account any interest rate hedges (see note 16).
(ii)     Bonds are stated net of unamortised finance costs of £85 million (2021 – £78 million; 2020 – £86 million).
(iii)     Bonds are reported above at amortised cost with a fair value adjustment shown separately.
(iv)     All bonds, medium-term notes and commercial paper issued on an unsecured basis by the group’s 100% owned subsidiaries are fully and unconditionally guaranteed on an unsecured basis by Diageo plc.

Financial statements (continued)
Gross borrowings before derivative financial instruments are expected to mature as follows:

	2022 £ million	2021 £ million
Within one year	1,522	1,862
Between one and three years	2,817	2,623
Between three and five years	2,625	2,788
Beyond five years	9,056	7,454
	16,020	14,727

During the year, the following bonds were issued and repaid:

	2022 £ million	2021 £ million	2020 £ million
Issued
€ denominated	1,371	636	1,594
£ denominated	892	395	298
$ denominated	—	—	3,296
Repaid
€ denominated	(769)	(696)	—
$ denominated	(752)	(551)	(820)
	742	(216)	4,368

(a) Reconciliation of movement in net borrowings

	2022 £ million	2021 £ million
At beginning of the year	12,109	13,246
Net decrease in cash and cash equivalents before exchange	665	231
Net increase/(decrease) in bonds and other borrowings(1)	825	(967)
Increase/(decrease) in net borrowings from cash flows	1,490	(736)
Exchange differences on net borrowings	334	(598)
Other non-cash items(2)	204	197
Net borrowings at end of the year	14,137	12,109
(1)    In the year ended 30 June 2022, net increase in bonds and other borrowings excludes £4 million cash outflow in respect of derivatives designated in forward point hedges (2021 – £2 million).
(2)    In the year ended 30 June 2022 other non-cash items are principally in respect of fair value changes of cross currency interest rate swaps and interest rate swaps of £(346) million and lease liabilities £(183) million partially offset by the £331 million fair value change of borrowings. In the year ended 30 June 2021, other non-cash items are principally in respect of fair value changes of cross currency interest rate swaps and interest rate swaps of £249 million, partially offset by the £(111) million fair value change of borrowings.

Financial statements (continued)
(b) Analysis of net borrowings by currency

	2022		2021
	Cash and cash equivalents £ million	Gross borrowings(1) £ million	Cash and cash equivalents £ million	Gross borrowings(1) £ million
US dollar	1,315	(3,260)	1,890	(4,001)
Euro	61	(2,943)	82	(2,841)
Sterling	67	(9,214)	38	(7,279)
Indian rupee	26	(74)	26	(109)
Mexican peso	14	(264)	9	(102)
Kenyan shilling	53	(254)	16	(293)
Hungarian forint	2	(214)	3	(241)
Chinese yuan	290	(75)	255	(20)
Nigerian naira	133	—	60	(1)
Other(2)	324	(124)	370	29
Total	2,285	(16,422)	2,749	(14,858)

(1)    Includes foreign currency forwards and swaps and leases.
(2)    Includes £23 million (Turkish lira and Euro) cash and cash equivalents in cash-pooling arrangements (2021 – £31 million (Turkish lira)).

18. Equity

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
Share-based payments include share awards and options granted to directors and employees. The fair value of equity settled share options and share grants is initially measured at grant date based on Monte Carlo and Black Scholes models and is charged to the income statement over the vesting period. For equity settled shares the credit is included in retained earnings. Cancellations of share options are treated as an acceleration of the vesting period and any outstanding charge is recognised in operating profit immediately. Any surplus or deficit arising on the sale of the Diageo plc shares held by the group is included as a movement in equity.
Dividends are included in the financial statements in the year in which they are approved.
(a) Allotted and fully paid share capital – ordinary shares of 28 101⁄108 pence each

	Number of shares million	Nominal value £ million
At 30 June 2022	2,498	723
At 30 June 2021	2,559	741
At 30 June 2020	2,562	742

Financial statements (continued)
(b) Hedging and exchange reserve

	Hedging reserve £ million	Exchange reserve £ million	Total £ million
At 30 June 2019	(37)	(781)	(818)
Other comprehensive income/(loss)	125	(241)	(116)
Transfers from other retained earnings	5	—	5
At 30 June 2020	93	(1,022)	(929)
Other comprehensive income/(loss)	20	(672)	(652)
At 30 June 2021	113	(1,694)	(1,581)
Other comprehensive (loss)/income	(87)	622	535
At 30 June 2022	26	(1,072)	(1,046)

Currency basis spreads included in the hedging reserve represent the cost of hedging arising as a result of imperfections of foreign exchange markets. Exclusion of currency basis spreads would result in a £22 million (2021 – £22 million, 2020 – £30 million) credit to hedging reserve.

(c) Own shares
Movements in own shares

	Number of shares million	Purchase consideration £ million
At 30 June 2019	232	2,026
Share trust arrangements	(1)	(7)
Shares used to satisfy options	(4)	(83)
Shares purchased - share buyback programme	39	1,282
Shares cancelled	(39)	(1,282)
At 30 June 2020	227	1,936
Share trust arrangements	(1)	(11)
Shares used to satisfy options	(3)	(48)
Shares purchased - share buyback programme	3	109
Shares cancelled	(3)	(109)
At 30 June 2021	223	1,877
Share trust arrangements	(2)	(23)
Shares used to satisfy options	(2)	(16)
Shares purchased - share buyback programme	61	2,284
Shares cancelled	(61)	(2,284)
At 30 June 2022	219	1,838

Share trust arrangements
At 30 June 2022, the employee share trusts owned 2 million of ordinary shares in Diageo plc (the company) at a cost of £25 million and market value of £63 million (2021 – 2 million shares at a cost of £47 million, market value £74 million; 2020 – 2 million shares at a cost of £51 million, market value £57 million). Dividends receivable by the employee share trusts on the shares are waived and the trustee abstains from voting.

Purchase of own shares
Authorisation was given by shareholders on 30 September 2021 to purchase a maximum of 233,611,282 shares at a minimum price of 28 101/108 pence and a maximum price of higher of (a) 105% of the average of the middle market quotations for an ordinary share for the five preceding business days and (b) the higher of the price of the last independent trade and the highest current independent bid on the London Stock Exchange at the time the purchase is carried out. The programme expires at the conclusion of the next Annual General Meeting or on 29 December 2022 if earlier.
During the year ended 30 June 2022, Diageo sold call options on own shares for a consideration of £13 million due to no longer being required for employee share plan hedging.
Diageo’s current return of capital programme, initially approved by the Board on 25 July 2019, seeks to return up to £4.5 billion to shareholders and is expected to be completed by 30 June 2023. Under the first two phases of the programme, which ended on 31 January 2020 and 11 February 2022 respectively, the company returned capital to shareholders via share buyback, at a cost, excluding

Financial statements (continued)
transaction costs, of £2.25 billion. On 21 February 2022, the company announced the third phase of the programme with a value of up to £1.7 billion returned to shareholders, via share buybacks, to be completed no later than 5 October 2022. At 30 June 2022, £1.4 billion had been completed as part of the third phase. The remaining £0.9 billion of the programme is expected to be completed by 30 June 2023.
During the year ended 30 June 2022, the group purchased 61 million ordinary shares (2021 – 3.2 million; 2020 – 39 million), representing approximately 2.4% of the issued ordinary share capital (2021 – 0.1%; 2020 – 1.5%) at an average price of 3709 pence per share, and an aggregate cost of £2,284 million (including £16 million of transaction costs) (2021 – 3407 pence per share, and an aggregate cost of £109 million, including £1 million of transaction costs; 2020 – 3243 pence per share, and an aggregate cost of £1,282 million, including £7 million of transaction costs) under the share buyback programme. The shares purchased under the share buyback programmes were cancelled.
A financial liability of £117 million was established at 30 June 2022, representing the 3.3 million shares that were expected to be purchased by 28 July 2022.
The monthly breakdown of all shares purchased and the average price paid per share (excluding expenses) for the year ended 30 June 2022 were as follows:

Period	Number of shares purchased under share buyback programme	Total number of shares purchased	Average price paid pence	Authorised purchases unutilised at month end
July 2021	1,728,254	1,728,254	3457	227,758,747
August 2021	2,396,223	2,396,223	3538	225,362,524
September 2021	3,175,936	3,175,936	3493	222,186,588
October 2021(1)	1,565,980	1,565,980	3550	232,045,302
November 2021	1,375,946	1,375,946	3785	230,669,356
December 2021	4,423,031	4,423,031	3960	226,246,325
January 2022	5,822,743	5,822,743	3797	220,423,582
February 2022	5,865,710	5,865,710	3714	214,557,872
March 2022	8,480,736	8,480,736	3588	206,077,136
April 2022	7,260,564	7,260,564	3935	198,816,572
May 2022	12,627,704	12,627,704	3724	186,188,868
June 2022	6,771,405	6,771,405	3584	179,417,463
Total	61,494,232	61,494,232	3708	179,417,463
(1) New maximum number of purchasable shares was authorised by shareholders at the AGM held on 30 September 2021

(d) Dividends

	2022	2021	2020
	£ million	£ million	£ million
Amounts recognised as distributions to equity shareholders in the year
Final dividend for the year ended 30 June 2021
44.59 pence per share (2020 – 42.47 pence; 2019 – 42.47 pence)	1,040	992	1,006
Interim dividend for the year ended 30 June 2022
29.36 pence per share (2021 – 27.96 pence; 2020 – 27.41 pence)	680	654	640
	1,720	1,646	1,646

The proposed final dividend of £1,067 million (46.82 pence per share) for the year ended 30 June 2022 was approved by the Board of Directors on 27 July 2022. As this was after the balance sheet date and the dividend is subject to approval by shareholders at the Annual General Meeting, this dividend has not been included as a liability in these consolidated financial statements. There are no corporate tax consequences arising from this treatment.
Dividends are waived on all treasury shares owned by the company and all shares owned by the employee share trusts.

Financial statements (continued)
(e) Non-controlling interests
Diageo consolidates USL, a company incorporated in India, with a 42.73% non-controlling interest and has a 50% controlling interest in Ketel One Worldwide B.V. (Ketel One), a company incorporated in the Netherlands. All other consolidated subsidiaries are fully owned or the non-controlling interests, including Ketel One, are not material.
Summarised financial information for USL and other subsidiaries, after fair value adjustments on acquisition, and the amounts attributable to non-controlling interests are as follows:

	2022			2021	2020
	USL £ million	Others £ million	Total £ million	Total £ million	Total £ million
Income statement
Sales	3,194	2,603	5,797	5,140	4,688
Net sales	1,013	2,042	3,055	2,553	2,314
(Loss)/profit for the year	(127)	354	227	298	85
Other comprehensive income/(loss)(1)	134	199	333	(434)	(96)
Total comprehensive income/(loss)	7	553	560	(136)	(11)
Attributable to non-controlling interests	3	256	259	(35)	8
Balance sheet
Non-current assets(2)	1,668	3,349	5,017	4,669	5,170
Current assets	727	1,275	2,002	1,492	1,280
Non-current liabilities	(275)	(1,224)	(1,499)	(1,356)	(1,459)
Current liabilities	(441)	(1,205)	(1,646)	(1,335)	(1,188)
Net assets	1,679	2,195	3,874	3,470	3,803
Attributable to non-controlling interests	717	999	1,716	1,534	1,668
Cash flow
Net cash inflow from operating activities	149	541	690	661	233
Net cash outflow from investing activities	(74)	(215)	(289)	(137)	(152)
Net cash outflow from financing activities	(72)	(250)	(322)	(371)	(209)
Net increase/(decrease) in cash and cash equivalents	3	76	79	153	(128)
Exchange differences	—	52	52	(19)	(3)
Dividends payable to non-controlling interests	—	(72)	(72)	(72)	(117)
(1)    Other comprehensive income is principally in respect of exchange on translating the subsidiaries to sterling.
(2)    Non-current assets include the global distribution rights to distribute Ketel One vodka products throughout the world. The carrying value of the distribution rights at 30 June 2022 was £1,488 million (2021 – £1,295 million; 2020 – £1,464 million).

Financial statements (continued)
(f) Employee share compensation
The group uses a number of share award and option plans to grant to its directors and employees.
The annual fair value charge in respect of the equity settled plans for the three years ended 30 June 2022 is as follows:

	2022 £ million	2021 £ million	2020 £ million
Executive share award plans	51	41	(3)
Executive share option plans	4	4	2
Savings plans	4	4	3
	59	49	2

Executive share awards have been made primarily under the Diageo 2014 Long Term Incentive Plan (DLTIP) from September 2014 onwards and delivered in conditional awards in the form of performance shares, performance share options, time-vesting restricted stock units (RSUs) and/or time-vesting share options (or cash-based equivalents in certain locations for regulatory reasons). Share options are granted at the market value at the time of grant. Prior to the introduction of the DLTIP, employees in associated companies were granted awards under the Diageo plc 2011 Associated Companies Share Incentive Plan (DACSIP). In the case of Executive Directors, conditional awards of time-vesting RSUs or forfeitable shares may be awarded under the 2020 Deferred Bonus Share Plan (DBSP), with vesting not subject to any performance conditions and not subject to a post-vesting retention period. The DBSP was approved by shareholders in September 2020.
Share awards normally vest and are released on the third anniversary of the grant date. Participants do not make a payment to receive the award at grant. Executive Directors are required to hold any vested shares awarded under DLTIP for a further two-year post-vesting holding period. Share options may normally be exercised between three and ten years after the grant date. Executives in North America and Latin America and Caribbean are granted awards over the company’s ADRs (one ADR is equivalent to four ordinary shares).
Performance shares under the DLTIP (for awards in 2020 and thereafter) are subject to the achievement of three performance measures: 1) compound annual growth in profit before exceptional items over three years; 2) compound annual growth in organic net sales over three years; 3) environmental, social and governance (ESG) priorities, weighted 40%, 40% and 20% of the maximum respectively, as set out in the Directors’ remuneration report. Performance share options under the DLTIP are subject to the achievement of two equally weighted performance measures: 1) a comparison of Diageo’s three-year TSR with a peer group; 2) cumulative free cash flow over a three-year period, measured at constant exchange rates. Performance measures and targets are set annually by the Remuneration Committee. The vesting range is 20% for Executive Directors and 25% for other participants for achieving minimum performance targets, up to 100% for achieving the maximum target level. Retesting of the performance measures is not permitted.
For performance shares under the DLTIP, dividends are accrued on awards and are given to participants to the extent that the awards actually vest at the end of the performance period. Dividends are normally paid out in the form of shares.

Savings plans are provided in the form of a savings-related share option plan. For UK employees, awards were made under the Diageo 2010 Sharesave plan (for options granted up until 2020) and the Diageo 2020 Sharesave plan (for options granted from 2021). For Republic of Ireland (ROI) based employees, awards were made under the Diageo 2009 Irish Sharesave Scheme (for options granted up until 2019) and the Diageo 2019 Irish Sharesave Scheme (for options granted in 2020). These are HMRC and Irish Revenue approved all-employee savings plans.
For ROI employees, any grants from 2021 were made under the Diageo 2020 Sharesave plan which is not an approved plan in the Republic of Ireland. These plans are made available to UK and ROI employees who are employed on the annual results announcement date. Participants can save monthly, with deductions taken directly from net pay, for a period of 3 or 5 years.In return, employees are granted the option to buy Diageo shares using the savings accrued at the end of the relevant savings period and at a 20% discounted option price, which is set at the time of grant. Provided participants fulfil the terms set out within the relevant UK or ROI tax approved scheme rules, any gains from the option exercise are free from UK or ROI income tax. For ROI Sharesave awards granted from 2021, as these are not made under a Revenue tax approved plan, the gains from the option exercise are subject to ROI income tax.
For US employees the awards are made under the Diageo plc 2017 United States Employee Stock Purchase Plan. Employees agree to make regular monthly savings for a period of one year and acquire American Depositary Receipts (ADRs) at 15% discounted price (which is set at the time of grant) using their contributions at the end of the plan cycle. They receive the benefit of tax-relief if certain conditions are satisfied.

Financial statements (continued)
For the three years ended 30 June 2022, the calculation of the fair value of each share award used the Monte Carlo and Black Scholes pricing model and the following assumptions:

	2022	2021	2020
Risk free interest rate	0.4%	(0.1%)	0.4%
Expected life of the awards	40 months	36 months	37 months
Dividend yield	2.1%	2.7%	1.9%
Weighted average share price	3545 p	2557 p	3501 p
Weighted average fair value of awards granted in the year	2729 p	2107 p	899 p
Number of awards granted in the year	2.1 million	2.1 million	1.7 million
Fair value of all awards granted in the year	£57 million	£45 million	£16 million

Financial statements (continued)
Transactions on schemes
Transactions on the executive share award plans for the three years ended 30 June 2022 were as follows:

	2022 Number of awards million	2021 Number of awards million	2020 Number of awards million
Balance outstanding at 1 July	5.3	5.6	7.0
Granted	2.1	2.1	1.8
Awarded	(1.1)	(1.2)	(2.5)
Forfeited	(1.1)	(1.2)	(0.7)
Balance outstanding at 30 June	5.2	5.3	5.6

The exercise price of share options outstanding at 30 June 2022 was in the range of 1704 pence-4024 pence (2021 – 1232 pence-3483 pence; 2020 – 1080 pence-3483 pence.)
At 30 June 2022, 2.2 million share options were exercisable at a weighted average exercise price of 2394 pence. Weighted average remaining contractual life of share options was five years at 30 June 2022.

Financial statements (continued)
Other financial statements disclosures

Introduction
This section includes additional financial information that are either required by the relevant accounting standards or management considers these to be material information for shareholders.

19. Contingent liabilities and legal proceedings

Accounting policies

Provision is made for the anticipated settlement costs of legal or other disputes against the group where it is considered to be probable that a liability exists and a reliable estimate can be made of the likely outcome. Where it is possible that a settlement may be reached or it is not possible to make a reliable estimate of the estimated financial effect, appropriate disclosure is made but no provision created.

Critical accounting judgements and estimates

Judgement is necessary in assessing the likelihood that a claim will succeed, or a liability will arise, and an estimate to quantify the possible range of any settlement. Due to the inherent uncertainty in this evaluation process, actual losses may be different from the liability originally estimated. The group may be involved in legal proceedings in respect of which it is not possible to make a reliable estimate of any expected settlement. In such cases, appropriate disclosure is provided but no provision is made and no contingent liability is quantified.

(a) Guarantees and related matters
As of 30 June 2022, the group has no material unprovided guarantees or indemnities in respect of liabilities of third parties.

(b) Acquisition of USL shares from UBHL and related proceedings in relation to the USL transaction
On 4 July 2013, Diageo completed its acquisition, under a share purchase agreement with United Breweries (Holdings) Limited (UBHL) and various other sellers (the SPA), of shares representing 14.98% in USL, including shares representing 6.98% from UBHL. The SPA was signed on 9 November 2012 as part of the transaction announced by Diageo in relation to USL on that day (the Original USL Transaction). Following a series of further transactions, as of 30 June 2022, Diageo has a 55.94% investment in USL (excluding 2.38% owned by the USL Benefit Trust).
Prior to the acquisition from UBHL on 4 July 2013, the High Court of Karnataka (High Court) had granted leave to UBHL under the Indian Companies Act 1956 (the Leave Order) to enable the sale by UBHL to Diageo to take place (the UBHL Share Sale) notwithstanding the continued existence of certain winding-up petitions that were pending against UBHL on the date of the SPA. At the time of the completion of the UBHL Share Sale, the Leave Order remained subject to review on appeal. However, as stated by Diageo at the time of closing, it was considered unlikely that any appeal process in respect of the Leave Order would definitively conclude on a timely basis and, accordingly, Diageo waived the conditionality under the SPA relating to the absence of insolvency proceedings in relation to UBHL and acquired the 6.98% stake in USL from UBHL at that time.
Following appeal and counter-appeal in respect of the Leave Order, this matter is now before the Supreme Court of India which has issued an order that the status quo be maintained with regard to the UBHL Share Sale pending a hearing on the matter before it. Following a number of adjournments, the next date for a substantive hearing is yet to be fixed.

In separate proceedings, the High Court passed a winding-up order against UBHL on 7 February 2017, and appeals filed by UBHL against that order have since been dismissed, initially by a division bench of the High Court and subsequently by the Supreme Court of India.

Diageo continues to believe that the acquisition price of INR 1,440 per share paid to UBHL for the USL shares is fair and reasonable as regards UBHL, UBHL’s shareholders and UBHL’s secured and unsecured creditors. However, adverse results for Diageo in the proceedings referred to above could, absent leave or relief in other proceedings, ultimately result in Diageo losing title to the 6.98% stake in USL acquired from UBHL. Diageo believes, including by reason of its rights under USL’s articles of association to nominate USL’s CEO and CFO and the right to appoint, through USL, a majority of the directors on the boards of USL’s subsidiaries as well as its ability as promoter to nominate for appointment up to two-thirds of USL’s directors for so long as the chairperson of USL is an independent director, that it would remain in control of USL and would continue to be able to consolidate USL as a subsidiary for accounting purposes regardless of the outcome of this litigation.

There can be no certainty as to the outcome of the existing or any further related legal proceedings or the time frame within which they would be concluded.

Financial statements (continued)
(c) Continuing matters relating to Dr Vijay Mallya and affiliates
On 25 February 2016, Diageo and USL each announced that they had entered into arrangements with Dr Mallya under which he had agreed to resign from his position as a director and as chairman of USL and from his positions in USL’s subsidiaries.

Diageo’s agreement with Dr Mallya (the February 2016 Agreement) provided for a payment of $75 million (£62 million) to Dr Mallya over a five-year period of which $40 million (£33 million) was paid on signing of the February 2016 Agreement with the balance being payable in equal instalments of $7 million (£6 million) a year over five years (2017-2021). All payments were subject to and conditional on Dr Mallya’s compliance with the agreement. The February 2016 Agreement also provided for the release of Dr Mallya’s personal obligations to indemnify Diageo Holdings Netherlands B.V. (DHN) in respect of its earlier liability ($141 million (£117 million)) under a backstop guarantee of certain borrowings of Watson Limited (Watson) (a company affiliated with Dr Mallya).

On account of various breaches and other provisions of agreements between Dr Mallya and persons connected with him and Diageo and/or USL, Diageo did not make the five instalment payments due during the five-year period between 2017 and 2021. In addition, Diageo has also demanded that Dr Mallya repay the $40 million (£33 million) paid by Diageo in February 2016 and sought compensation for various losses incurred by the relevant members of the Diageo group.

On 16 November 2017, Diageo and other relevant members of the Diageo group commenced claims in the High Court of Justice in England and Wales (the English High Court) against Dr Mallya in relation to these matters. At the same time DHN also commenced claims in the English High Court against Dr Mallya, his son Sidhartha Mallya, Watson and Continental Administration Services Limited (CASL) (a company affiliated with Dr Mallya and understood to hold assets on trust for him and certain persons affiliated with him) for in excess of $142 million (£117 million) (plus interest) in relation to Watson’s liability to DHN in respect of its borrowings referred to above and the breach of associated security documents. Dr Mallya, Sidhartha Mallya and the relevant affiliated companies filed a defence to these claims, and Dr Mallya also filed a counterclaim for payment of the two instalment payments that had by that time been withheld as described above.

Diageo continues to prosecute its claims and to defend the counterclaim. As part of these proceedings, Diageo and the other relevant members of its group filed an application for strike out and/or summary judgement in respect of certain aspects of the defence filed by Dr Mallya and the other defendants, including their defence in relation to Watson and CASL’s liability to repay DHN. The application was successful resulting in Watson being ordered to pay approximately $135 million (£112 million) plus various amounts in respect of interest to DHN, with CASL being held liable as co-surety for 50% of any such amount unpaid by Watson. These amounts were, contrary to the relevant orders, not paid by the relevant deadlines and Watson and CASL’s remaining defences in the proceedings were struck out. Diageo and DHN have accordingly sought asset disclosure and are considering further enforcement steps against Watson and CASL, both in the United Kingdom and in other jurisdictions where they are present or hold assets.

A trial of the remaining elements of these claims was due to commence on 21 November 2022. However, on 26 July 2021 Dr Mallya was declared bankrupt by the English High Court pursuant to a bankruptcy petition presented by a consortium of Indian banks. Diageo and the relevant members of its group have informed the Trustee in Bankruptcy of their position as creditors in the bankruptcy and have engaged with the Trustee regarding their claims and the status of the current proceedings. Dr Mallya has applied for permission to appeal the bankruptcy order and a prior order of the English High Court related to the bankruptcy. The consortium of Indian banks has also applied for permission to appeal a prior order of the English High Court related to the bankruptcy. The bankruptcy proceedings are ongoing. In light of the uncertainty posed by the ongoing bankruptcy proceedings the trial has been vacated to allow time for discussions between the parties regarding the future status and management of the proceedings in light of the bankruptcy and pending appeal to take place.

At this stage, it is not possible to assess the extent to which the various proceedings related to these bankruptcy matters will affect the remaining elements of the claims by Diageo and the relevant members of its group.

Upon completion of an initial inquiry in April 2015 into past improper transactions which identified references to certain additional parties and matters, USL carried out an additional inquiry into these transactions (Additional Inquiry) which was completed in July 2016. The Additional Inquiry, prima facie, identified transactions indicating actual and potential diversion of funds from USL and its Indian and overseas subsidiaries to, in most cases, entities that appeared to be affiliated or associated with Dr Mallya. All amounts identified in the Additional Inquiry have been provided for or expensed in the financial statements of USL or its subsidiaries in the respective prior periods. USL has filed recovery suits against relevant parities identified pursuant to the Additional Inquiry.

Further, at this stage, it is not possible for the management of USL to estimate the financial impact on USL, if any, arising out of potential non-compliance with applicable laws in relation to such fund diversions.

Financial statements (continued)
(d) Other matters in relation to USL

In respect of the Watson backstop guarantee arrangements, the Securities and Exchange Board of India (SEBI) issued a notice to Diageo on 16 June 2016 that if there is any net liability incurred by Diageo (after any recovery under relevant security or other arrangements, which matters remain pending) on account of the Watson backstop guarantee, such liability, if any, would be considered to be part of the price paid for the acquisition of USL shares under the SPA which formed part of the Original USL Transaction and that, in that case, additional equivalent payments would be required to be made to those shareholders (representing 0.04% of the shares in USL) who tendered in the open offer made as part of the Original USL Transaction. Diageo believes that the Watson backstop guarantee arrangements were not part of the price paid or agreed to be paid for any USL shares under the Original USL Transaction and therefore that SEBI's decision was not consistent with applicable law, and Diageo appealed against it before the Securities Appellate Tribunal, Mumbai (SAT). On 1 November 2017, SAT issued an order in respect of Diageo’s appeal in which, amongst other things, it observed that the relevant officer at SEBI had neither considered Diageo’s earlier reply nor provided Diageo with an opportunity to be heard, and accordingly directed SEBI to pass a fresh order after giving Diageo an opportunity to be heard. Following SAT’s order, Diageo made its further submissions in the matter, including at a personal hearing before a Deputy General Manager of SEBI. On 26 June 2019, SEBI issued an order reiterating the directions contained in its previous notice dated 16 June 2016. As with the previous SEBI notice, Diageo believes that SEBI's latest order is not consistent with applicable law and has filed another appeal before the SAT against the order. Diageo's appeal is currently pending. Diageo is unable to assess if the notices or enquiries referred to above will result in enforcement action or, if this were to transpire, to quantify meaningfully the possible range of loss, if any, to which any such action might give rise to if determined against Diageo or USL.

(e) USL’s dispute with IDBI Bank Limited
Prior to the acquisition by Diageo of a controlling interest in USL, USL had prepaid a term loan of INR 6,280 million (£66 million) taken through IDBI Bank Limited (IDBI), an Indian bank, which was secured on certain fixed assets and brands of USL, as well as by a pledge of certain shares in USL held by the USL Benefit Trust (of which USL is the sole beneficiary). The maturity date of the loan was 31 March 2015. IDBI disputed the prepayment, following which USL filed a writ petition in November 2013 before the High Court of Karnataka (the High Court) challenging the bank’s actions.

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

On 27 June 2019, a single judge bench of the High Court issued an order dismissing the writ petition filed by USL, amongst other things, on the basis that the matter involved an issue of breach of contract by USL and was therefore not maintainable in exercise of the court’s writ jurisdiction. USL has since filed an appeal against this order before a division bench of the High Court, which on 30 July 2019 has issued an interim order directing the bank to not deal with any of the secured assets until the next date of hearing. On 13 January 2020, the division bench of the High Court admitted the writ appeal and extended the interim stay. This appeal is currently pending. Based on the assessment of USL’s management supported by external legal opinions, USL continues to believe that it has a strong case on the merits and therefore continues to believe that the secured assets will be released to USL and the aforesaid amount of INR 459 million (£5 million) remains recoverable from IDBI.

(f) Tax
The international tax environment has seen increased scrutiny and rapid change over recent years bringing with it greater uncertainty for multinationals. Against this backdrop, Diageo has been monitoring developments and continues to engage transparently with the tax authorities in the countries where Diageo operates to ensure that the group manages its arrangements on a sustainable basis.

The group operates in a large number of markets with complex tax and legislative regimes that are open to subjective interpretation. In the context of these operations, it is possible that tax exposures which have not yet materialised (including those which could arise as a result of tax assessments) may result in losses to the group. In the circumstances where tax authorities have raised assessments, challenging interpretations which may lead to a possible material outflow, these have been included as contingent liabilities. Where the potential tax exposures are known to us and have not been assessed, the group considers disclosure of such matters taking into account their size and nature, relevant regulatory requirements and potential prejudice of the future resolution or assessment thereof.

Diageo has a large number of ongoing tax cases in Brazil and India. Since assessing an accurate value of contingent liabilities in these markets requires a high degree of judgement, contingent liabilities are disclosed on the basis of the current known possible exposure from tax assessment values. While not all of these cases are individually significant, the current aggregate known possible exposure from tax assessment values is up to approximately £545 million for Brazil and up to approximately £131 million for India. The group believes that the likelihood that the tax authorities will ultimately prevail is lower than probable but higher than remote. Due to the

Financial statements (continued)
fiscal environment in Brazil and in India, the possibility of further tax assessments related to the same matters cannot be ruled out and the judicial processes may take extended periods to conclude. Based on its current assessment, Diageo believes that no provision is required in respect of these issues.

Payments were made under protest in India in respect of the periods 1 April 2006 to 31 March 2019 in relation to tax assessments where the risk is considered to be remote or possible. These payments have to be made in order to be able to challenge the assessments and as such have been recognised as a receivable in the group's balance sheet. The total amount of payments under protest recognised as a receivable as at 30 June 2022 is £120 million (corporate tax payments of £108 million and indirect tax payments of £12 million).

In the United States, a lawsuit was filed on 15 April 2019 by the National Association of Manufacturers (NAM) against the United States Department of the Treasury (US Treasury) and the United States Customs and Border Protection (CBP) on behalf of its affected industry members, including Diageo, to invalidate regulations published in February 2019 and to ensure that substitution drawback is permitted in accordance with 19 USC § 1313(j)(2) as amended by the Trade Facilitation and Trade Enforcement Act of 2015, which was enacted on 24 February 2016 (TFTEA). Substitution drawback permits the refund, including of excise taxes, paid on imported merchandise when sufficiently similar substitute merchandise is exported. The United States Congress passed the TFTEA to, among other things, clarify and broaden the standard for what constitutes substitute merchandise. This change should entitle Diageo to obtain substitution drawback in respect of certain eligible product categories. Despite this change in the law, the US Treasury and CBP issued final regulations in 2019 declaring that substitution drawback is not available for imports when substituted with an export on which no tax was paid. The Court of International Trade issued a judgment in favour of NAM on 18 February 2020, denying the request by the US Treasury and CBP for a stay of payment on 15 May 2020, and on 26 May 2020, ordered the immediate processing of claims. The US Treasury and CBP filed an appeal with the US Court of Appeals for the Federal Circuit in 2021. During the year ended 30 June 2022, the US Court of Appeals dismissed the appeal, confirming the decision of the Court of International Trade. The deadline for the US Treasury and CBP to seek a review at the US Supreme Court level has passed and, as a result, this matter has been resolved.

(g) Information request
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

(h) Other
The group has extensive international operations and routinely makes judgements on a range of legal, customs and tax matters which are incidental to the group's operations. Some of these judgements are or may become the subject of challenges and involve proceedings, the outcome of which cannot be foreseen. In particular, the group is currently a defendant in various customs proceedings that challenge the declared customs value of products imported by certain Diageo companies. Diageo continues to defend its position vigorously in these proceedings.

Save as disclosed above, neither Diageo, nor any member of the Diageo group, is or has been engaged in, nor (so far as Diageo is aware) is there pending or threatened by or against it, any legal or arbitration proceedings which may have a significant effect on the financial position of the Diageo group.

Financial statements (continued)
20. Commitments

(a) Capital commitments
Commitments for expenditure on intangibles and property, plant and equipment not provided for in these consolidated financial statements are estimated at £399 million (2021 – £263 million; 2020 – £312 million).

(b) Other commitments
The minimum lease rentals payable in the year ended 30 June 2022 for short-term leases and leases of low-value assets are estimated at £13 million (2021 – £11 million; 2020 - £19 million). The total future cash outflows for leases that had not yet commenced, and not recognised as lease liabilities at 30 June 2022, are estimated at £11 million (2021 – £132 million; 2020 - £133 million).

21. Related party transactions

Transactions between the group and its related parties are made on terms equivalent to those that prevail in arm’s length transactions.

(a) Subsidiaries
Transactions between the company and its subsidiaries are eliminated on consolidation and therefore are not disclosed. Details of the principal group companies are given in note 22.

(b) Associates and joint ventures
Sales and purchases to and from associates and joint ventures are principally in respect of premium drinks products but also include the provision of management services.
Transactions and balances with associates and joint ventures are set out in the table below:

	2022 £ million	2021 £ million	2020 £ million
Income statement items
Sales	11	8	9
Purchases	31	23	29
Balance sheet items
Group payables	2	5	2
Group receivables	2	1	1
Loans payable	—	9	6
Loans receivable	175	108	82
Cash flow items
Loans and equity contributions, net	66	38	47

Other disclosures in respect of associates and joint ventures are included in note 6.

(c) Key management personnel
The key management of the group comprises the Executive and Non-Executive Directors, the members of the Executive Committee and the Company Secretary. They are listed under ‘Board of Directors and Company Secretary’ and ‘Executive Committee’.

	2022 £ million	2021 £ million	2020 £ million
Salaries and short-term employee benefits	10	9	10
Annual incentive plan	13	13	—
Non-Executive Directors’ fees	1	1	1
Share-based payments(1)	19	12	(11)
Post employment benefits	2	1	2
Termination benefits	—	2	2
	45	38	4
(1)    Time-apportioned fair value of unvested options and share awards.

Non-Executive Directors do not receive share-based payments or post employment benefits.

Financial statements (continued)
There were no transactions with these related parties during the year ended 30 June 2022 on terms other than those that prevail in arm’s length transactions.

(d) Pension plans
The Diageo pension plans are recharged with the cost of administration services provided by the group to the pension plans and with professional fees paid by the group on behalf of the pension plans. The total amount recharged for the year was £0.1 million (2021 – £0.1 million; 2020 – £0.1 million).

(e) Directors’ remuneration

	2022 £ million	2021 £ million	2020 £ million
Salaries and short-term employee benefits	3	2	2
Annual incentive plan	4	4	—
Non-Executive Directors' fees	1	1	1
Share option exercises(1)	4	—	—
Shares vesting(1)	3	1	11
Post employment benefits	—	—	1
	15	8	15
(1)    Gains on options realised in the year and the benefit from share awards, calculated by using the share price applicable on the date of exercise of the share options and release of the awards.

22. Principal group companies
The companies listed below include those which principally affect the profits and assets of the group. The operating companies listed below may carry on the business described in the countries listed in conjunction with their subsidiaries and other group companies.

	Country of incorporation	Country of operation	Percentage of equity owned(1)	Business description
Subsidiaries
Diageo Ireland	Ireland	Worldwide	100%	Production, marketing and distribution of premium drinks
Diageo Great Britain Limited	England	Great Britain	100%	Marketing and distribution of premium drinks
Diageo Scotland Limited	Scotland	Worldwide	100%	Production, marketing and distribution of premium drinks
Diageo Brands B.V.	Netherlands	Worldwide	100%	Marketing and distribution of premium drinks
Diageo North America, Inc.	United States	Worldwide	100%	Production, importing, marketing and distribution of premium drinks
United Spirits Limited(2)	India	India	55.94%	Production, importing, marketing and distribution of premium drinks
Diageo Capital plc(3)	Scotland	United Kingdom	100%	Financing company for the group
Diageo Capital B.V.(3)	Netherlands	Netherlands	100%	Financing company for the group
Diageo Finance plc(3)	England	United Kingdom	100%	Financing company for the group
Diageo Investment Corporation	United States	United States	100%	Financing company for the US group
Mey İçki Sanayi ve Ticaret A.Ş.	Turkey	Turkey	100%	Production, marketing and distribution of premium drinks
Associates
Moët Hennessy, SAS(4)	France	France	34%	Production, marketing and distribution of premium drinks
(1)    All percentages, unless otherwise stated, are in respect of holdings of ordinary share capital and are equivalent to the percentages of voting rights held by the group.
(2)    Percentage ownership excludes 2.38% owned by the USL Benefit Trust.
(3)    Directly owned by Diageo plc.
(4)    French limited liability company.

Financial statements (continued)
23. Post balance sheet events
On 14 July 2022, Diageo announced that it had agreed to sell Guinness Cameroun S.A., its brewery in Cameroon, to Castel Group for £389 million. The transaction is expected to be completed in the first half of the year ending 30 June 2023, subject to regulatory clearances. As per management’s judgement, the criteria to classify the business of Guinness Cameroun S.A. as held for sale are not met, hence such classification was not applied on 30 June 2022 in respect of this business.

Unaudited financial information

1. Five years financial information
The following tables present selected consolidated financial data for Diageo for the five years ended 30 June 2022 and as at the respective year ends. The data presented below for the five years ended 30 June 2022 and the respective year ends has been derived from Diageo’s consolidated financial statements.

	Year ended 30 June
	2022	2021	2020	2019	2018
Income statement data	£ million	£ million	£ million	£ million	£ million
Sales	22,448	19,153	17,697	19,294	18,432
Excise duties	(6,996)	(6,420)	(5,945)	(6,427)	(6,269)
Net sales	15,452	12,733	11,752	12,867	12,163
Cost of sales	(5,973)	(5,038)	(4,654)	(4,866)	(4,634)
Gross profit	9,479	7,695	7,098	8,001	7,529
Marketing	(2,721)	(2,163)	(1,841)	(2,042)	(1,882)
Other operating items	(2,349)	(1,801)	(3,120)	(1,917)	(1,956)
Operating profit	4,409	3,731	2,137	4,042	3,691
Non-operating items	(17)	14	(23)	144	—
Net interest and other finance charges	(422)	(373)	(353)	(263)	(260)
Share of after tax results of associates and joint ventures	417	334	282	312	309
Profit before taxation	4,387	3,706	2,043	4,235	3,740
Tax before exceptional items	(1,080)	(823)	(743)	(859)	(799)
Exceptional taxation	31	(84)	154	(39)	203
Profit for the year	3,338	2,799	1,454	3,337	3,144

Weighted average number of shares	million	million	million	million	million
Shares in issue excluding own shares	2,318	2,337	2,346	2,418	2,484
Dilutive potential ordinary shares	7	8	8	10	11
	2,325	2,345	2,354	2,428	2,495

Per share data	pence	pence	pence	pence	pence
Basic earnings per share	140.2	113.8	60.1	130.7	121.7
Diluted earnings per share	139.7	113.4	59.9	130.1	121.1

Dividend per share	76.18	72.55	69.88	68.57	65.30

Unaudited financial information

	As at 30 June
	2022	2021	2020	2019	2018
Balance sheet data	£ million	£ million	£ million	£ million	£ million
Non-current assets	23,582	20,508	21,837	21,923	21,024
Current assets	12,934	11,445	11,471	9,373	8,691
Total assets	36,516	31,953	33,308	31,296	29,715
Current liabilities	(8,442)	(7,142)	(6,496)	(7,003)	(6,360)
Non-current liabilities	(18,560)	(16,380)	(18,372)	(14,137)	(11,642)
Total liabilities	(27,002)	(23,522)	(24,868)	(21,140)	(18,002)
Net assets	9,514	8,431	8,440	10,156	11,713
Share capital	723	741	742	753	780
Share premium	1,351	1,351	1,351	1,350	1,349
Other reserves	2,174	1,621	2,272	2,372	2,133
Retained earnings	3,550	3,184	2,407	3,886	5,686
Equity attributable to equity shareholders of the parent company	7,798	6,897	6,772	8,361	9,948
Non-controlling interests	1,716	1,534	1,668	1,795	1,765
Total equity	9,514	8,431	8,440	10,156	11,713
Net borrowings	(14,137)	(12,109)	(13,246)	(11,277)	(9,091)

Additional information for shareholders
Production
The company owns manufacturing production facilities across the globe, including malting facilities, distilleries, breweries, packaging plants, maturation warehouses, cooperages, and distribution warehouses. Diageo’s brands are also produced at plants owned and operated by third parties and joint ventures at several locations around the world. We believe that our facilities are in good condition and working order. We have adequate capacity to meet our current needs, and, in the beer and spirit categories, we have undertaken activities to increase our production capacity to address our anticipated future demand.
The major facilities with locations, principal activities, products represented in the below table:

Location	Principal activities	Products
United Kingdom	distilling, bottling, warehousing, RTD canning, Filling/Disgorging, cooperage, visitor centre	beer, scotch whisky, gin, vodka, rum, RTD
Ireland	liquid production, blending, brewing, bottling, packaging, warehousing	beer and Baileys
Italy	distilling, bottling, warehousing	vodka, rum, RTD, non-alcoholic
Mexico	distilling, bottling, warehousing	tequila
India	distilling, bottling, warehousing, trading	rum, vodka, whisky, scotch, brandy, gin
United States, Canada, US Virgin Islands	distilling, bottling, warehousing, shipping, RTD canning, visitor centre	vodka, gin, tequila, rum, Canadian whisky, American whiskey, progressive adult beverages, RTD
East Africa (Uganda, Kenya, Tanzania)	distilling, brewing, bottling, packaging, warehousing	beer and spirits
Nigeria	distilling, brewing, bottling, packaging, warehousing	beer and spirits
South Africa	distilling, bottling, warehousing	spirits
Africa Regional Markets (Cameroon, Ghana, Seychelles)	distilling, brewing, bottling, warehousing	beer and spirits
Turkey	distilling, bottling, warehousing	raki, vodka, gin, liqueur, wine
Brazil	distilling, bottling, RTD canning, warehousing	cachaça, vodka, RTD
Australia	distilling, bottling, warehousing, RTD canning & bottling	rum, vodka, gin, RTD

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
Diageo’s maturing Scotch whisky is in warehouses in Scotland (Clackmannanshire area between Blackgrange, Cambus West and Menstrie, where we are holding approximately 50% of the group’s maturing Scotch whisky), its maturing Canadian whisky in Valleyfield and Gimli in Canada, its maturing American whiskey in Kentucky and Tennessee in the United States and maturing Chinese white spirit in Chengdu, China.
We are currently investing £185 million in Scotch whisky and tourism in Scotland. This has included the creation of a major new Johnnie Walker global brand attraction in Edinburgh (Johnnie Walker Princes Street) which opened its doors to visitors in September 2021. The distillery visitor investment focuses on the ‘Four Corners distilleries’, Glenkinchie, Caol Ila, Clynelish and Cardhu, celebrating the important role these single malts play in the flavors of Johnnie Walker. The new visitor experiences at Glenkinchie, Clynelish and Cardhu are already operational and Caol Ila is expected to open in summer 2022. The iconic lost distillery of Port Ellen is expected to be back in production in the summer of 2023.
Following a $130 million investment, the Lebanon Distillery in Kentucky opened and is Diageo’s first carbon neutral whiskey distillery. One of the largest of its kind in North America, the new distillery operates using 100% renewable electricity, zero fossil fuels for production and virtual metering technology.

Additional information for shareholders (continued)
In China, we broke ground with a $75 million investment to the Eryuan Malt Whisky Distillery. It will produce our first China-origin, single malt whisky and be carbon-neutral on opening.
Further capacity expansion projects are now underway to support future growth. C$245 million, in the construction of a carbon neutral Crown Royal Distillery in Canada to supplement existing manufacturing operations in Canada; $75 million to build a distillery to produce our first China-origin, single malt whisky in Yunnan Province.
Diageo’s end-to-end Tequila production is in Mexico and more than $500 million dollars to expand our manufacturing footprint in Mexico through an investment of in new facilities in the State of Jalisco to support the growth of Tequila.
Diageo owns a controlling equity stake in United Spirits Limited (USL) which is one of the leading alcoholic beverage companies in India selling close to $80 million equivalent cases in fiscal 22 of Indian Made Foreign Liquor (IMFL) and Imported Liquors. USL has a significant market presence across India and operates 15 owned sites, as well as a network of leased and third-party manufacturing facilities in India. USL owns several Indian brands, such as McDowell’s (Indian whisky, rum, and brandy), Black Dog (scotch), Signature (Indian whisky), Royal Challenge (Indian whisky), Antiquity (Indian whisky) and Bagpiper (Indian whisky).

Beer and investments
Diageo’s principal brewing facility is at the St James’s Gate brewery in Dublin, Ireland. In addition, Diageo owns breweries in several African countries: Nigeria, Kenya, Ghana, Cameroon, Tanzania, Uganda, and the Seychelles. Meta Abo Brewery in Ethiopia was sold during the year ended 30 June 2022.
Guinness flavour extract is shipped from Ireland to all overseas Guinness brewing operations which use the flavour extract to brew beer locally. Guinness is transported from Ireland to Great Britain in bulk to the Runcorn facility which carries out the kegging of Guinness Draught.
Projects are underway to support future growth. In July 2022 Diageo announced plans to invest €200 million in Ireland’s first purpose-built carbon neutral brewery on a greenfield site in Littleconnell, Newbridge, Co. Kildare.
Furthermore a £41 million investment at the Belfast and Runcorn beer packaging facilities to expand capacity to support growth, with additional capacity expected to be available during 2023; and a £73 million investment in ‘Guinness at Old Brewer’s Yard’, a new microbrewery and culture hub in Covent Garden, London, set to open in autumn 2023.
The Diageo Global Technical Third-Party Partnerships Team are the technical brewers supporting the delivery of over two million hectolitres of beer through partner breweries. The team's focus is upon sustaining consistent quality of our brands through 48 partners globally while enhancing Diageo value through new partnerships and innovation projects. In addition to supporting Guinness and beer, the team has an expanding role in the support of licensed manufacturing of third-party ready to drink and mainstream spirits in Asia-Pacific and Africa.

Flavoured Malt Beverages (FMB) are made from original base containing malt, but then stripped of malt character and flavoured. This product segment is implemented mainly in the US, Canada and the Caribbean.

Ready to drink (RTD)
Diageo produces a range of ready to drink products mainly in the United Kingdom, Italy, across Africa, Australia, the United States and Canada. Demand for these products has increased significantly particularly in United States and Canada with volumes increased 15%. We are supporting this increase in demand through third-party production and are also investing in a new production facility in Plainfield, which opened in March 2022.

Raw materials and supply agreements
The group has several long-term contracts in place for the purchase of raw materials, including glass, other packaging, spirit, cream, rum and grapes. Forward contracts are in place for the purchase of cereals and packaging materials to minimise the effects of short-term price fluctuations. The global ocean freight crisis coupled with volatile but strong consumer demand, change in consumer habits (for example, the increase in e-commerce) continued impact of Covid-19 and emerging impact of the conflict in Ukraine are the key drivers of constraints that we are managing through.
Like other consumer goods companies, we keep stocks in markets to compensate for extended lead times and demand volatility. Diageo is managing well through the current levels of uncertainty and constraints in our supply chain through expansion of our supplier base and agility in our logistics networks.
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

Additional information for shareholders (continued)
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
In beer, Diageo also competes globally, as well as on a regional and local basis (with the profile varying between regions) with several competitors, including AB InBev, Molson Coors, Heineken, Constellation Brands and Carlsberg.

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

Trademarks and other intellectual property
Diageo produces, sells and distributes branded goods, and is therefore substantially dependent on the maintenance and protection of its trademarks. All brand names mentioned in this document are protected by trademarks. The Diageo group also holds trade secrets, as well as has substantial trade knowledge related to its products. The group believes that its significant trademarks are registered and/or otherwise protected (insofar as legal protection is available) in all material respects in its most important markets. Diageo also owns valuable patents and trade secrets for technology and takes all reasonable steps to protect these rights.

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
Spirits and beer are subject to national import and excise duties in many markets around the world. Most countries impose excise duties on beverage alcohol products, although the form of such taxation varies significantly from a simple application to units of alcohol by volume, to advanced systems based on the imported or wholesale value of the product. Several countries impose additional import duty on distilled spirits, often discriminating between categories (such as Scotch whisky or bourbon) in the rate of such tariffs. Within the European Union, such products are subject to different rates of excise duty in each country, but within the overall European Union framework there are minimum rates of excise duties that must first be applied to each relevant category of beverage alcohol. Following its departure from the European Union, the UK is no longer subject to the European Union’s rules on excise duties and has undertaken a review of its alcohol duty system. Any changes in the UK’s alcohol duty system could have an impact on Diageo’s business activities.
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

Additional information for shareholders (continued)
Labelling of beverage alcohol products is also regulated in many markets, varying from the required inclusion of health warning labels to manufacturer or importer identification, alcohol strength and other consumer information. As well as producer, importer or bottler identification, specific warning statements related to the risks of drinking beverage alcohol products are required to be included on all beverage alcohol products sold in the US, in certain countries within the EU, and in a number of other jurisdictions in which Diageo operates.
Spirits and beer are also regulated in distribution. In many countries, alcohol may only be sold through licensed outlets, both on- and off-trade, varying from government- or state-operated monopoly outlets (for example, in the off-trade channel in Norway, certain Canadian provinces, and certain US states) to the system of licensed on-trade outlets (for example, licensed bars and restaurants) which prevails in much of the Western world, including in the majority of US states, in the UK and in much of the EU. In a number of states in the US, wholesalers of alcoholic beverages must publish price lists periodically and/or must file price changes in some instances up to three months before they become effective. In a response to public health concerns, some governments have imposed or are considering imposing minimum pricing on beverage alcohol products and may consider raising the legal drinking age, further limiting the number, type or opening hours of retail outlets and/or expanding retail licensing requirements.
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
It does not purport to be a complete technical analysis or a listing of all potential tax effects relevant to the ownership of the ordinary shares or ADSs. This section does not apply to any holder who is subject to special rules, including:
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
•a person that holds ordinary shares or ADSs as part of a wash sale for tax purposes; or
•a US holder (as defined below) whose functional currency is not US dollar.
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
For UK tax purposes, this section applies only to persons who are the absolute beneficial owners of ordinary shares or ADSs and who hold their ordinary shares or ADSs as investments. It assumes that holders of ADSs will be treated as holders of the underlying ordinary shares. In addition to those persons mentioned above, this section does not apply to holders that are banks, regulated investment companies, other financial institutions, or to persons who have or are deemed to have acquired their ordinary shares or ADSs in the course of an employment or trade. This summary does not apply to persons who are treated as non-domiciled and resident in the United Kingdom for the purposes of UK tax law.
This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, the laws of the United Kingdom and the practice of Her Majesty’s Revenue and Customs, all as currently in effect, as well as on the Convention Between the Government of the United Kingdom of Great Britain and Northern Ireland and the Government of the United States of America for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital Gains (the Treaty). These laws are subject to change, possibly on a retroactive basis.
In addition, this section is based in part upon the representations of the Depositary and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms. In general, and taking into account this assumption, for US federal income tax purposes and for the purposes of the Treaty, holders of ADRs evidencing ADSs should be

Additional information for shareholders (continued)
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
A nil rate of income tax will apply to the first £2,000 of taxable dividend income received by an individual shareholder in a tax year (the Nil Rate Amount), regardless of what tax rate would otherwise apply to that dividend income.
Any taxable dividend income in excess of the Nil Rate Amount will be subject to income tax at the following special rates (as at the 2022/2023 tax year):
•at the rate of 8.75%, to the extent that the relevant dividend income falls below the threshold for the higher rate of income tax;
•at the rate of 33.75%, to the extent that the relevant dividend income falls above the threshold for the higher rate of income tax but below the threshold for the additional rate of income tax; and
•at the rate of 39.35%, to the extent that the relevant dividend income falls above the threshold for the additional rate of income tax.
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
The dividend must be included in income when the US holder, in the case of shares, or the Depositary, in the case of ADSs, receives the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to US corporations in respect of dividends received from other US corporations. Dividends will generally be income from sources outside the United States and will generally be ‘passive’ income for purposes of computing the foreign tax credit allowable to a US holder. The amount of the dividend distribution that must be included in income of a US holder will be the US dollar value of the pounds sterling payments made, determined at the spot pounds sterling/US dollar foreign exchange rate on the date of the dividend distribution, regardless of whether the payment is in fact converted into US dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is distributed to the date the payment is converted into US dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for US federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the holder’s basis in the ordinary shares or ADSs and thereafter as capital gain. However, Diageo does not expect to calculate earnings and profits in accordance with US federal income tax principles. Accordingly, a US holder should expect to generally treat distributions Diageo makes as dividends.

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

Additional information for shareholders (continued)
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

Annual General Meeting (AGM)
The AGM will be held at etc.venues St Paul's, 200 Aldersgate, London EC1A 4HD at 2.30 pm on Thursday, 6 October 2022.

Documents on display
The Annual Report on Form 20-F and any other documents filed by the company with the US Securities Exchange Commission (SEC) may be inspected at the SEC’s office of Investor Education and Advocacy located at 100 F Street, NE, Washington, DC 20549-0213, USA. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges. Filings with the SEC are also available to the public from commercial document retrieval services, and from the website maintained by the US Securities and Exchange Commission at www.sec.gov.

Warning to shareholders - share fraud
Please beware of the share fraud of ‘boiler room’ scams, where shareholders are called ‘out of the blue’ by fraudsters (sometimes claiming to represent Diageo) attempting to obtain money or property dishonestly. Further information on boiler room scams can be found on the Financial Conduct Authority’s website (https://www.fca.org.uk/ scamsmart/share-bond-boiler-room-scams) but in short, if in doubt, take proper professional advice before making any investment decision.
Electronic communications
Shareholders can register for an account to manage their shareholding online, including being able to: check the number of shares they own and the value of their shareholding; register for electronic communications; update their personal details; provide a dividend mandate instruction; access dividend confirmations; and use the online share dealing service. To register for an account, shareholders should visit www.diageoregistrars.com.

Additional information for shareholders (continued)
Dividend payments
Direct payment into bank account
Shareholders can have their cash dividend paid directly into their UK bank account on the dividend payment date. To register UK bank account details, shareholders can register for an online account at www.diageoregistrars.com or call the Registrar on +44 (0)371 277 1010* to request the relevant application form. For shareholders outside the UK, Link Group (a trading name of Link Market Services Limited and Link Market Services Trustees Limited) may be able to provide you with a range of services relating to your shareholding. To learn more about the services available to you please visit the shareholder portal at www.diageoregistrars.com or call +44 (0)371 277 1010*.

Dividend Reinvestment Plan
A Dividend Reinvestment Plan is offered by the Registrar, Link Market Services Trustees Limited, to give shareholders the opportunity to build up their shareholding in Diageo by using their cash dividends to purchase additional Diageo shares. To join the Dividend Reinvestment Plan, shareholders can call the Registrar, Link Group on +44 (0)371 277 1010* to request the relevant application form.

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
Please refer to the ‘Taxation’ section on page 238 for details relating to the taxation of dividend payments.

Useful contacts
The Registrar/Shareholder queries
Link Group acts as the company’s registrar and can be contacted as follows:
By email: Diageo@linkgroup.co.uk
By telephone: +44 (0) 371 277 1010*
In writing: Registrars – Link Group, Diageo Registrar, 10th Floor, Central Square, 29 Wellington Street, Leeds, LS1 1DL.
* Calls are charged at the standard geographic rate and will vary by provider. Calls outside the United Kingdom will be charged at the applicable international rate. Lines are open 08:00 to 17:30, Monday to Friday, excluding public holidays in England and Wales.

ADR administration
Citibank Shareholder Services acts as the company’s ADR administrator and can be contacted as follows:
By email: citibank@shareholders-online.com
By telephone: +1 866 253 0933/ (International) +1 781 575 4555*
In writing: Citibank Shareholder Services. PO Box 43077, Providence, RI 02940-3077
*Lines are open Monday to Friday 8:30 to 18:00 EST

General Counsel and Company Secretary
Tom Shropshire
The.cosec@diageo.com

Investor Relations
investor.relations@diageo.com

Additional information for shareholders (continued)
Exhibits

1.1
Articles of Association of Diageo plc (incorporated by reference to Exhibit 1.1 to the Annual Report on Form 20-F (File No. 001-10691) filed with the Securities and Exchange Commission on 5 August 2021).

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
2.3
Indenture, dated as of 8 December 2003, among Diageo Finance B.V., Diageo plc and The Bank of New York Mellon (incorporated by reference to Exhibit 1 to the Report on Form 6-K (File No. 001-10691) filed with the Securities and Exchange Commission on 9 December 2003).(i)

2.4
Description of Securities registered under Section 12 of the Exchange Act (incorporated by reference to Exhibit 2.4 to the Annual Report on Form 20-F (File No. 001-10691) filed with the Securities and Exchange Commission on 5 August 2021).

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

4.4
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

4.6
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

4.23
Diageo plc Long Term Incentive Plan, dated as of 18 September 2014 (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-8 (File No. 333-206290) filed with the Securities and Exchange Commission on 11 August 2015).

4.24
Letter of Agreement, dated 12 May 2016, between Diageo plc and Mr. Javier Ferrán (incorporated by reference to Exhibit 4.25 to the Annual Report on Form 20-F (File No. 001-10691) filed with the Securities and Exchange Commission on 9 August 2016).

4.25
Diageo plc Share Value Plan, dated as of 20 September 2017 (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-8 (File No. 333-223071) filed with the Securities and Exchange Commission on 16 February 2018).

4.26
Service Agreement, dated 13 January 2021, between Diageo plc and Lavanya Chandrashekar (incorporated by reference to Exhibit 4.27 to the Annual Report on Form 20-F (File No. 001-10691) filed with the Securities and Exchange Commission on 5 August 2021).

6.1	Description of earnings per share (included in the section ‘How we measure performance: Key performance indicators’ on page 47 of this Annual Report on Form 20-F).
8.1	Principal group companies (included in note 21 to the consolidated financial statements on page 284 of this Annual Report on Form 20-F).
12.1	Certification of Ivan Menezes filed pursuant to 17 CFR 240.13a-14(a).
12.2	Certification of Lavanya Chandrashekar filed pursuant to 17 CFR 240.13a-14(a).
13.1	Certification of Ivan Menezes furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. 1350(a) and (b).
13.2	Certification of Lavanya Chandrashekar furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. 1350(a) and (b).
15.1	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema
101.CAL	Inline XBRL Taxonomy Extension Schema Calculation Linkbase
101.DEF	Inline XBRL Taxonomy Extension Schema Definition Linkbase
101.LAB	Inline XBRL Taxonomy Extension Schema Label Linkbase
101.PRE	Inline XBRL Taxonomy Extension Schema Presentation Linkbase
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

DIAGEO plc
(REGISTRANT)

/s/ Lavanya Chandrashekar
Name: Lavanya Chandrashekar

Title: Chief Financial Officer

4 August 2022

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