Form 20-F
period 2023-06-30
DIAGEO PLC
filed 2023-08-03
CIK 835403

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
EXCHANGE ACT OF 1934
OR
☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934
For the fiscal year ended: 30 June 2023
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

Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report: 2,459,843,065 ordinary shares of 28 101/108 pence each.

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
Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐
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

Contents

5	Cross reference to Form 20-F
7	Introduction

10	Strategic report
11	In memory of Ivan
13	Diageo at a glance
14	Financial Performance
15	Our brands
17	Chairman's statement
20	Chief Executive's statement
22	Market overview
24	Investing for the long-term
26	Delivering our performance ambition
32	Business model
34	World class brand building
35	Supply chain efficiency
36	Entrepreneurial spirit
37	Key performance indicators
41	Group financial review
41	Chief Finance Officer introduction
44	Operating results 2023 compared with 2022
69	Operating results 2022 compared with 2021
70	Liquidity and capital resources

75	'Society 2030: Spirit of progress'
111	Cautionary statement concerning forward-looking statement
113	Risk factors

124	Non-financial and sustainability information statement

125	Governance
125	Letter from the Chairman
127	Board of Directors
129	Executive Committee
131	Corporate Governance Structure
146	Audit Committee report
154	Nomination Committee report
158	Directors’ remuneration report
196	Directors’ report

Contents (continued)

201	Financial statements
201	Report of Independent Registered Public Accounting Firm - PCAOB ID 876
204	Consolidated income statement
205	Consolidated statement of comprehensive income
206	Consolidated balance sheet
207	Consolidated statement of changes in equity
208	Consolidated statement of cash flows
209	Notes to the consolidated financial statements
209	Accounting information and policies
212	Results for the year
229	Operating assets and liabilities
254	Risk management and capital structure
272	Other financial statements disclosure

280	Unaudited financial information

292	Reporting boundaries and methodology

316	Additional disclosures

322	Additional information for shareholders

324	Exhibits
326	Signature

327	Glossary of terms and US equivalents

Cross reference to Form 20-F

Item	Required item in Form 20-F	Page(s)
Part I
1.	Identity of directors, senior management and advisers	Not applicable
2.	Offer statistics and expected timetable	Not applicable
3.	Key information
	A. [Reserved]	—
	B. Capitalisation and indebtedness	Not applicable
	C. Reason for the offer and use of proceeds	Not applicable
	D. Risk factors	113-123
4.	Information on the company
	A. History and development of the company	7-8, 43, 65-68, 218-221, 223-224, 229-233, 276, 316, 317, 322
	B. Business overview	7-8, 22-23, 42, 43, 51-58, 62-63, 65, 67-68, 111-112, 117-118, 121-122, 213-215, 218-221, 229-239, 241, 316, 317-318
	C. Organisational structure	278
	D. Property, plant and equipment	43, 241-242, 316
4A.	Unresolved staff comments	Not applicable
5.	Operating and financial review and prospects
	A. Operating results	22-23, 31, 37-38, 62-63, 64, 113-114, 120-121, 209-221, 254-263, 284, 317-319
	B. Liquidity and capital resources	37-38, 49, 66-68, 70-74, 251-263, 276-277, 286-289
	C. Research and development, patents and licenses, etc.	317
	D. Trend information	17, 20-21, 22-23, 34, 41-68, 111-112
	E. Critical Accounting Estimates	Not applicable
6.	Directors, senior management and employees
	A. Directors and senior management	127-132, 141
	B. Compensation	68, 167-176, 181-182, 192, 244-250, 276-277
	C. Board practices	18, 132-136, 147, 172, 173
	D. Employees	84, 217
	E. Share ownership	186, 270-271
	F. Disclosure of a registrant’s action to recover erroneously awarded compensation	Not applicable
7.	Major shareholders and related party transactions
	A. Major shareholders	197
	B. Related party transactions	276-277
	C. Interests of experts and counsel	Not applicable
8.	Financial information
	A. Consolidated statements and other financial information	17, 42, 65, 201-291
	B. Significant changes	279
9.	The offer and listing
	A. Offer and listing details	1, 197-198
	B. Plan of distribution	Not applicable
	C. Markets	197-198
	D. Selling shareholders	Not applicable
	E. Dilution	Not applicable
	F. Expenses of the issue	Not applicable

Cross reference to Form 20-F (continued)

Item	Required item in Form 20-F	Page(s)
10.	Additional information
	A. Share capital	Not applicable
	B. Memorandum and articles of association	324
	C. Material contracts	270-271, 324-325
	D. Exchange controls	322
	E. Taxation	224-228, 318-320
	F. Dividends and paying agents	Not applicable
	G. Statement by experts	Not applicable
	H. Documents on display	322
	I. Subsidiary information	Not applicable
11.	Quantitative and qualitative disclosures about market risk	254-263
12.	Description of securities other than equity securities
	A. Debt securities	Not applicable
	B. Warrants and rights	Not applicable
	C. Other securities	Not applicable
	D. American depositary shares	198
Part II
13.	Defaults, dividend arrearages and delinquencies	Not applicable
14.	Material modifications to the rights of security holders and use of proceeds	Not applicable
15.	Controls and procedures
	A. Disclosure controls and procedures	147
	B. Management’s report on internal control over financial reporting	152
	C. Attestation report of the registered public accounting firm	201-203
	D. Changes in internal control over financial reporting	152
16A.	Audit committee financial expert	149
16B.	Code of ethics	149-150
16C.	Principal accountant fees and services	148, 217
16D.	Exemptions from the listing standards for audit committees	Not applicable
16E.	Purchases of equity securities by the issuer and affiliated purchasers	66, 267-268
16F.	Change in registrant’s certifying accountant	Not applicable
16G.	Corporate governance	133-134
16H.	Mine safety disclosure	Not applicable
16I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	Not applicable
16J.	Insider trading policies	Not applicable
Part III
17.	Financial statements	Not applicable
18.	Financial statements	See Item 8
19.	Exhibits	324-325
Additional information
	Glossary of terms and US equivalents	327-328

Introduction
Diageo is a global leader in the beverage alcohol industry with an outstanding collection of brands across spirits and beer. Its products are sold in nearly 180 countries around the world and its brands include Johnnie Walker, Crown Royal, JεB and Buchanan’s whiskies, Smirnoff, Cîroc and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Casamigos, Tanqueray and Guinness. Diageo’s Performance Ambition is to be one of the best performing, most trusted and respected consumer products companies in the world.

Diageo plc is incorporated as a public limited company in England and Wales. The company which is now Diageo plc was incorporated as Arthur Guinness Son and Company Limited on 21 October 1886. The Diageo group was formed by the merger of the Grand Metropolitan Public Limited Company and Guinness plc groups in December 1997. Diageo plc’s principal executive office is located at 16 Great Marlborough Street, London W1F 7HS, England and its telephone number is +44 (0) 20 7947 9100. Diageo plc’s agent for service in the United States for the purposes of Diageo’s registration statement on Form F-3 (333-269929) is General Counsel, Diageo North America, Inc., 175 Greenwich Street, 3 World Trade Center, New York, NY 10007.

This is the Annual Report on Form 20-F of Diageo plc for the year ended 30 June 2023. The information set out in this Form 20-F does not constitute Diageo plc’s statutory accounts under the UK Companies Act for the years ended 30 June 2023, 30 June 2022 and/or 30 June 2021. The accounts for the years ended 30 June 2022 and 30 June 2021 have been delivered to the registrar of companies for England and Wales and those for the year ended 30 June 2023 will be delivered to the registrar of companies for England and Wales in due course.

This document contains forward-looking statements that involve risk and uncertainty because they relate to, and are dependent upon, events and circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors beyond Diageo’s control. For more details, please refer to the Cautionary statement concerning forward-looking statements on pages 111-112.
This document may contain inactive textual addresses to websites operated by Diageo (including www.diageo.com) and third parties. Reference to such websites is made for information purposes only, and any information found at such websites does not form a part of this document and is not incorporated by reference into this document. Diageo does not make any representation or warranty with respect to the accuracy or completeness of, or take any responsibility for, any information found at any websites operated by third parties. This report includes names of Diageo’s products, which constitute trademarks or trade names which Diageo owns or which others own and license to Diageo for use. In this report, the term ‘company’ refers to Diageo plc and terms ‘group’ and ‘Diageo’ refer to the company and its consolidated subsidiaries, except as the context otherwise requires. A glossary of terms used in this report is included at the end of the report.

The consolidated financial statements are prepared in accordance with international accounting standards in conformity with the requirements of the Companies Act 2006 and International Financial Reporting Standards (IFRSs) adopted by the UK (UK-adopted International Accounting Standards) and IFRSs, as issued by the IASB, including interpretations issued by the IFRS Interpretations Committee. IFRS as adopted by the UK differs in certain respects from IFRS as issued by the IASB. The differences have no impact on the group’s consolidated financial statements for the years presented. The consolidated financial statements are prepared on a going concern basis under the historical cost convention, unless stated otherwise in the relevant accounting policy.

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

The financial performance expectations related to Diageo’s future organic net sales growth and organic operating profit growth, Diageo’s fiscal 24 outlook, Diageo’s medium-term guidance and any other statements related to Diageo’s performance expectations for the year ending 30 June 2024 or thereafter included in this document have been prepared by and are the responsibility of Diageo’s management.
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

Introduction (continued)
Information presented

Organic movements and organic operating margins are before exceptional items. Commentary, unless otherwise stated, refers to organic movements. Share, unless otherwise stated, refers to value share. See page 280 for explanation and reconciliation of non-
GAAP measures, including organic net sales, organic operating profit, free cash flow, eps before exceptionals, ROIC, adjusted net debt, adjusted EBITDA and tax rate before exceptional items.

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

•Disclosures under the headings ‘Strategic report’ and ‘In memory of Sir Ivan Menezes’ on pages 10 to 11.
•Disclosures under the headings ‘Celebrating life, every day, everywhere’ and ‘A brilliant blend of people and brands’ on pages 12 to 13.
•Disclosures under the heading ‘Fiscal 23 non-financial performance’ on page 14.
•Disclosures under the heading ‘Our brands’ on pages 15 to 16.
•Disclosures under the headings ‘A solid platform for future growth’, ‘Long-term value creation’, ‘Employee engagement’, ‘Delivering ‘Society 2030: Spirit of Progress’’, and ‘Leadership’ in the Chairman’s statement on pages 17 to 18.
•Disclosures under the heading ‘Statement on Section 172 of the Companies Act 2006’ on page 19.
•Disclosures under the headings ‘Another year of strong performance’, ‘Engine for growth’, ‘Doing business the right way’, and ‘Looking forward’ in the Chief Executive’s statement on pages 20 to 21.
•Disclosures under the heading ‘Investment case’ on pages 24 to 25.
•Disclosures under the heading ‘Strategy’ and ‘Strategic Priorities’ on pages 26-31.
•Disclosures under the heading ‘Business model’ on pages 32 to 33.
•Disclosures under the heading ‘World-Class Brand building’ on page 34.
•Disclosures under the heading ‘Supply chain efficiency’ on page 35
•Disclosures under the heading ‘Entrepreneurial spirit’ on page 36.
•Disclosures under the heading 'Health and safety' on pages 84-85.
•Disclosures under the headings ‘Stakeholder engagement’, ‘Wider stakeholder engagement’ and ‘Workforce Engagement statement’ on pages 137 to 143.
•Disclosures under the headings ‘Internal control and risk management’, ‘Viability statement’, ‘Going concern’, and ‘Political donations’ on pages 144 to 145.
•Disclosures under the headings ‘Disclosure of information to the auditor’ and ‘Corporate governance statement’ on page 196.
•Disclosures under the heading ‘Non-financial reporting boundaries and methodologies’ on pages 292 to 315.

Strategic report

“Ivan was undoubtedly one of the finest leaders of his generation. He was there at the creation of Diageo and over 25 years, shaped the company to become one of the best performing, most trusted and respected consumer companies. I saw first-hand his steadfast commitment to our people and to creating a culture that enabled everyone to thrive. He invested his time and energy in people at every level of the company and saw potential that others may have overlooked. This is one of many reasons why he was beloved by our employees, past and present.

Ivan’s energy and his commitment to diversity created an inclusive business and enabled Diageo to have a positive impact on the communities we serve. His passion for our brands was second-to-none and in his heart, he remained the Johnnie Walker marketer from his early days. The desire to build the world’s best brands never left him. We are truly privileged to have had the opportunity to work alongside such a thoughtful and passionate colleague and friend – a true gentleman. He has built an extraordinary legacy.”

Javier Ferrán
Chairman

In memory of
Sir Ivan Menezes
1959-2023

Career highlights
Ivan Manuel Menezes was born on 10 July 1959, in Pune, India. He held UK and US citizenship, and Overseas Citizenship for India.
Ivan joined Diageo at its creation in 1997 and held many senior positions in a career spanning over 25 years at the company. He had been the Strategy Director for Guinness plc, and when Diageo was created through the merger of Guinness plc and Grand Metropolitan, Ivan was appointed Group Integration Director tasked with integrating this ‘merger of equals ’.
He became Global Marketing Director, UDV, in 1998 and was responsible for developing the now iconic ‘Keep Walking’ campaign for Johnnie Walker.
He subsequently held several senior positions within Diageo including Chief Operating Officer; President, Diageo North America; Chairman, Diageo Asia Pacific; and Chairman, Diageo Latin America and Caribbean.
Ivan was appointed to the Board as an Executive Director of Diageo in July 2012 and served as Chief Executive Officer since July 2013. He was due to retire on 30 June 2023.

During his decade as Chief Executive, Ivan oversaw an outstanding period of change, growth and high performance. Diageo made huge strides towards his ambition for the company to become one of the best performing, most trusted and respected companies in the world.
Now selling over 200 brands in nearly 180 countries, today Diageo is the number one company by retail sales value in international spirits, including tequila(1), a category in which only eight years ago the company had no substantive position.
Ivan was particularly proud to announce that in December 2022, Guinness was ranked the number one selling beer by value for the first time in the on-trade in Great Britain.(2)
Ivan was an inspirational champion for both women and ethnic minorities in business. In 2008, there were no women on Diageo’s Executive Committee; today, over half are women, including his successor as Chief Executive, the Chief Financial Officer and the Presidents of Diageo’s largest markets – North America, Europe and India, and almost half of the Executive Committee are ethnically diverse.
Ivan was determined to be a pioneer on environmental, social and governance (ESG) issues, committing that Diageo would have a positive impact on society everywhere it operates. Diageo reduced carbon emissions in absolute terms under his leadership – even as the company significantly increased production and sales.
Over the last five years, Diageo’s total shareholder returns have outperformed the FTSE 100, and the company has continued its progressive policy to increase dividends every year.
In January 2023, Ivan was awarded a knighthood for services to business and to equality in His Majesty The King’s 2023 New Year Honours List.

(1) IWSR, 2022
(2) CGA, 4 weeks to 3 December 2022

Celebrating life,
every day,
everywhere

We are a global leader in spirits.
From centuries-old names to
the latest innovations, we have
over 200 brands and sell in nearly
180 countries.

At Diageo, we are committed to
building and sustaining the very
best portfolio of brands, in what we
believe to be the most exciting
consumer products category.

(

Visit diageo.com for more information

Diageo at a glance

A brilliant blend
of people and
brands

Since its formation more than 25 years ago, Diageo has been committed to building and nurturing some of the world’s most iconic brands which are rooted in culture and local communities.

From a pint of Guinness to a Johnnie Walker highball, a Don Julio margarita to a Tanqueray and tonic, the brands behind our drinks have become household names. And whether local or global, all our products share a common goal: to be part of celebrations, big or small.
Our position across total beverage alcohol (TBA) means we have a long runway for quality, sustainable growth and we are confident in our ability to deliver. We believe the TBA market remains very attractive; over the past five years it has grown at a 4% compound annual growth rate (CAGR) by retail sales value, with spirits growing considerably faster at a 6% CAGR.(1)
Two years ago we set out our 2030 share ambition to grow from a 4% to 6% value share of TBA. We are proud to be almost a third of the way there; we are now the leading international spirits player, holding a ~4.7% value share.(1) But we are confident that there is still plenty of headroom to grow.

The secret to our success is our understanding of those we serve. We constantly strive to know the consumers of our brands and our on-trade and off-trade customers better than anyone else. And we have invested in new digital and data capabilities to constantly evolve our insights, putting people at the heart of the way we make, market and sell our brands. With the right product in the right place at the right price, we are well positioned to win new consumers and retain existing ones.
But we know consumer habits are changing. Today, people prioritise quality over quantity – they are drinking better. We encourage this ‘premiumisation’; in fact, in every region of the world, we have been steadily positioning our portfolio to capitalise on this long-term trend.
We believe premiumisation goes hand in hand with moderation. And as we grow, we are committed to always encouraging moderation through the promotion of responsible drinking across our markets – it’s good for consumers, and good for business.
With more than 100 manufacturing sites and over 30,000 employees around the world, our culture is rooted in a deep sense of our purpose, the personal connections we have to our brands, our relationships with each other and our passion to win in the marketplace. Our footprint is truly global and we push ourselves to be worthy of people’s trust everywhere we live, work, source and sell.

We are currently three years into our ten-year ESG action plan, ‘Society 2030: Spirit of Progress’. This starts with our people. We are creating an inclusive culture and providing them with the skills and opportunities to progress. We are also focussed on protecting the natural world, preserving the water and resources on which we depend. By 2030, our ambition is to achieve net zero emissions across our direct operations (Scope 1 and 2) and to work in partnership with our suppliers to halve the emissions in our supply chain (Scope 3).
We know that purpose goes hand in hand with performance – never one without the other. This is why our ambition is to become one of the best performing, most trusted and respected consumer products companies.
We delivered over £3.1 billion through dividends and share buybacks to our shareholders in fiscal 23. And future investors can be confident too: we aim to consistently re-invest back into the business to continue growing.
Our consumer insights, strong sense of purpose and pursuit of financial excellence fuel our passion to become one of the best brand builders in the world.
In 1759, when Arthur Guinness signed a 9,000-year lease on the St James’s Gate brewery in Dublin, he wanted his business to last. This visionary thinking underpins why we must continue to do business the right way, from grain to glass.

(1) IWSR 2022

P E R F O R M A N C E S N A P S H O T

Fiscal 23 financial performance

Volume (equivalent units)			Net sales(2)			Operating profit
EU243.4m			£17,113m			£4,632m
(2022: EU263.0m)			(2022: £15,452m)			(2022: £4,409m)
Reported movement	(7)%	↓	Reported movement	11%	↑	Reported movement	5%	↑
Organic movement(1)	(1)%	↓	Organic movement(1)	6%	↑	Organic movement(1)	7%	↑

Net cash from operating activities			Earnings per share (eps)			Total recommended dividend per share(3)
£3,024m			164.9p			80.00p
(2022: £3,935m)			(2022: 140.2p)			(2022: 76.18p)
2023 free cash flow(1)	£1,800m		Reported movement	18%	↑		5%	↑
2022 free cash flow(1)	£2,783m		Eps before exceptional items movement(1)	8%	↑
Visit diageo.com for more information

Fiscal 23 non-financial performance

Positive drinking	Inclusion and diversity	Water efficiency(4)	Carbon emissions(4)
1,985,817	44%	4.14l/l	401
(2022: 607,374)	(2022: 44%)	(2022: 4.09l/l)	(2022: 424)
Number of people educated on the dangers of underage drinking through a Diageo supported education programme	Percentage of female leaders globally	Water use efficiency per litre of product packaged (litres/litre)	Total direct and indirect carbon emissions by weight (market/net based) (1,000 tonnes CO2e)
43%
(2022: 41%)
Percentage of ethnically diverse leaders globally

(1) See definitions and reconciliation of non-GAAP measures to GAAP measures on page 280-291.
(2) Net sales are sales less excise duties
(3) Includes recommended final dividend of 49.17p
(4) In accordance with Diageo’s environmental reporting methodologies and, where relevant, WRI/WBCSD GHG Protocol; data for the baseline year 2020 and for intervening period up to the end of last financial year has been restated where relevant.

Unless otherwise stated in this document, percentage movements refer to organic movements. For a definition of organic movement and reconciliation of all non-GAAP measures to GAAP measures, see pages 280-291.Share refers to value share. Percentage figures presented are reflective of a year-on-year comparison, namely 2022-2023, unless otherwise specified.

O U R B R A N D S

Brand building
expertise

Our portfolio offers something for every taste and celebration.

From much-loved, established brands, such as Johnnie Walker, to the latest innovations, like Tanqueray 0.0, we create products, tastes and experiences for people to enjoy.
This requires focus and investment in what we call a brilliant blend of ‘creativity with precision’. We combine data, insights and innovation with the creative flair our consumers expect from us as a custodian of some of the most iconic brands in the world.

Innovative spirit
We want to build brands that will stand the test of time. This is why we strive to move at pace with the latest consumer trends. And while we honour the past, we are passionate about creating the brands of the future.

Redefining categories
With a rich and actively managed portfolio and a proven innovation capability, we’re well placed to seize new opportunities, recruit new consumers, continue to premiumise and drive ongoing performance.

Advantaged portfolio
The breadth and depth of our portfolio has helped us grow across most categories, with strong net sales growth in our three largest categories; scotch, tequila and beer.
Premium-plus brands contributed 63% of reported net sales growth and drove 57% of organic net sales growth in fiscal 23.

Super-premium and above price points

Reported net sales[1]

£4,559m ↑

CÎROC
VODKA
Zacapa

Premium price points

Reported net sales[1]

£6,258m ↑

BLACK LABEL
12
Ketel One
VODKA
Pampero
Tanqueray
LONDON
DRY GIN
BAILEYS
ORIGINAL

Standard and below price points

Reported net sales[1]

£6,296m ↑

RED LABEL
SMIRNOFF
Nº21
VODKA
Captain Morgan
Gordon's
Malta
GUINNESS
BUNDABERG
ORIGINAL

(1) Net sales are sales less excise duties

Chairman's statement

Chairman's statement
A solid platform for future growth

It is impossible to reflect on the past year at Diageo without thinking of Sir Ivan Menezes.

Ivan’s leadership defined the culture of Diageo: diverse, creative, agile and entrepreneurial, passionately engaged, and committed to social responsibility and environmental sustainability. Today, our culture is our greatest strength in an uncertain world, and the living embodiment of Ivan’s legacy at Diageo. He will be missed by all of us.

Recommended final dividend per share
49.17p
2022: 46.82p

Total shareholder return
(2)%
2022: 4%

Total dividend per share(1)
5% to 80.00p
2022: 76.18p

(1)Includes recommended final dividend of 49.17p

Global environment
The last year has been another period of broad and sustained uncertainty, and we continue to see re-adjustment in working patterns and consumer behaviour following the Covid-19 pandemic. Major economies are facing the challenge of inflation, compounding cost-of-living pressures. Geopolitical uncertainty remains elevated, and the terrible conflict in Ukraine continues.
As ever, my colleagues have responded to this operating environment with resilience and entrepreneurialism. On behalf of the Board, I would like to thank them for their sustained commitment and hard work.

Dealing with uncertainty and volatility is the ‘new normal’ – and is likely to remain so for some time. While this inevitably brings some short-term challenges, especially for consumer goods companies like ours, the breadth and depth of our portfolio and our geographical footprint, harnessed to the passion and agility of our colleagues, mean we are well positioned to navigate those challenges and to take advantage of emerging opportunities, as we have done successfully in recent years.

Long-term view of the business
Despite this ongoing turbulence, the fundamentals of our category remain attractive, and we are well-placed to realise its potential.
The growth of a global middle class and the appetite for increasing premiumisation and to ‘drink better, not more’ are long-term, sectoral trends. We expect to continue to drive value growth in the total beverage alcohol (TBA) category as hundreds of millions of consumers become able to access the premium drinks market, often moving away from informal or illicit alcohol in the process.
At the same time, we have significant headroom to grow within TBA, reflected in our medium- term ambition to grow our value share of the global market by 50%, from 4% to 6% by 2030. We believe that share growth will be driven by sustained investment in our brands and targeted innovation to respond to evolving consumer needs and tastes. Combined with active portfolio management, we believe that continuing to invest in our brands now is fundamental to sustaining performance for the future.

Long-term value creation
Diageo continues to deliver long-term value creation for our shareholders. We achieved another strong year of performance for fiscal 23. We grew organic net sales by 6.5% at the top end of guidance, with strong price/mix performance mitigating a modest decline in volume. Pre‐exceptional earnings per share increased 7.6%. We increased our final dividend by 5%, reflecting our continued strong performance and our commitment to a progressive dividend policy.
Our philosophy of investing over the long-term can occasionally impact return on average invested capital (ROIC) in the short-term, as it did in fiscal 23. ROIC was 16.3%, a decline of 50bps. In fiscal 23 we increased capex, invested in maturing stock and continued to actively and strategically manage our portfolio through acquisitions and disposals. Finally, total shareholder return (TSR) for the ten-year and five-year periods of 9% and 7%, respectively remains strong despite the 12 month return of (2)% for fiscal 23 which was mainly driven by a lower year-on-year share price.

Employee engagement
This was my final year as the lead Board member for workforce engagement. I have enormously enjoyed engaging with hundreds of colleagues at all levels across Diageo, and I continue to be impressed by their passion. My fellow Board member, Karen Blackett OBE, has taken up this important role from July 2023.
That passion is reflected once again in the results of our annual Your Voice employee survey. Employee engagement remains very high at 84% – two points ahead of last year, while pride in Diageo is at an all-time high of 91% – 14 points above our external benchmark. The proportion of our colleagues who would recommend Diageo as a place to work is also the highest ever recorded, and our Net Promoter Score now stands at +36. I believe that our culture – the combination of passion and commitment with agility, speed and entrepreneurial talent – is a major differentiator for Diageo and a significant source of our ongoing competitive advantage.

Board changes
I would like to extend a very warm welcome to Debra Crew who re-joins the Board having taken over as Chief Executive a little sooner than we had planned.
At our Annual General Meeting (AGM) in September, Lady Mendelsohn will have reached her nine-year term as a Non-Executive Director and will not stand for re-appointment. On behalf of our Board, employees and shareholders, I would like to express my heartfelt thanks to Nicola for her significant contribution to Diageo.
Alan Stewart will also reach his nine-year anniversary in September, however, he will stand for re-appointment for a further year at the request of the company to enable a smooth transition during fiscal 24 to a successor who will take over as Chair of the Audit Committee.

Leadership
The Board diligently planned for Ivan’s succession, and we are delighted to have appointed a leader of Debra’s calibre to the role.
Debra has been a highly valued member of Diageo’s leadership team in recent years with an impressive track record of delivery both at Diageo and across other global consumer goods companies. She has deep consumer industry expertise as well as proven strategic capabilities, strong operational performance and a clear ability to build and lead teams.
I have no doubt that Diageo is in the right hands for the next phase of its growth and I look forward to working with Debra in her new role.

Delivering ’Society 2030: Spirit of Progress’
I am encouraged by the energy, progress and ingenuity I see in our work to deliver our 'Society 2030: Spirit of Progress' ESG action plan. For example, agave is a key ingredient in our tequilas, and we have been using targeted drone technology on our agave farms in Jalisco, Mexico to help us minimise water and fertiliser use. We expect this innovation to contribute to our 2030 target to deliver a 40% improvement in water use efficiency in water stressed areas. We are proud that Don Julio Blanco has become the first brand to receive Environmentally Responsible Agave certification from the Tequila Regulatory Council and the government of Jalisco.
We also believe in the power of partnerships. In the UK, we’re investing in a new recycled aluminium production facility, saving raw materials and cutting carbon emissions. Our backing will help the British Aluminium Consortium for Advanced Alloys, a collective of industry experts, develop a closed-loop, circular approach to aluminium. Its recycling and manufacturing plant will roll hundreds of thousands of tonnes of aluminium sheet – enough for over 400 million Guinness and premixed Gordon's and tonic cans a year.
We have again incorporated the Task Force on Climate-related Financial Disclosures framework into our reporting. While our analysis indicates the financial impact is not likely to be significant to 2030, we know that managing the increasing climate risks we face, such as water stress, remains a priority.

Summary
While sustained volatility and uncertainty will continue to present challenges for the consumer goods sector, we believe Diageo remains well-positioned and resilient. We are diversified by category, price point and geography. Our people are highly engaged and have a track record of delivery through uncertainty. And, our continued investment in our brands and deep understanding of our consumers position us well to capture opportunities in TBA, a market we believe has very attractive fundamentals.
Diageo's Board and leadership team remain focussed on securing long-term, sustainable value creation, by nurturing Diageo’s culture, building our brands, and delivering our Performance Ambition.

Javier Ferrán
Chairman

Statement on Section 172 of the Companies Act 2006
Section 172 of the Companies Act 2006 requires the Directors to promote the success of the company for the benefit of the members as a whole, having regard to the interests of stakeholders in their decision-making. In making decisions, the Directors consider what is most likely to promote the success of the company for its shareholders in the long-term, as well as the interests of the group’s stakeholders. The Directors understand the importance of taking into account the views of stakeholders and the impact of the company’s activities on local communities, the environment, including climate change, and the group’s reputation.
Read about: –How stakeholders were taken into account in decision-making on pages 137-141

Chief Executive's statement

Chief Executive's statement

Another year of
strong performance

Like everyone at Diageo, I will miss Ivan’s kindness, wisdom and counsel in the months and years ahead. It was an extraordinary privilege to know, work with and learn from Ivan over the last four years, and to benefit from his experience and generosity of spirit.

Together with all my colleagues, I am determined that we will build on and do justice to his legacy.

Reported volume movement 2023: (7.4)% ↓ 2022:10.3%	Organic volume movement 2023: (0.8)% ↓ 2022: 10.3%
Reported net sales movement 2023: 10.7% ↑ 2022: 21.4%	Organic net sales movement 2023: 6.5% ↑ 2022: 21.4%
Reported operating profit movement 2023: 5.1% ↑ 2022: 18.2%	Organic operating profit movement 2023: 7.0% ↑ 2022: 26.3%

Fiscal 23 performance
Diageo today is a business built to deliver resilient performance, even in turbulent times. We are geographically diverse, with a product portfolio built on long-term investment in our brands, and a culture that delivers everyday efficiency while pursuing opportunities with focus and agility.
Those underlying strengths are reflected in our performance over the last year.We drove strong growth in four of our five regions, with Europe and Asia Pacific growing double-digit. Even with North America sales flat, following a period of very rapid growth, we have still been able to deliver overall organic net sales value growth of 6.5%, within our medium-term guidance, and organic operating margin expanded by 15bps.
Our pre-exceptional earnings per share rose 7.6% in fiscal 23 to 163.5 pence. And we have once again been able to increase the dividend by 5% to a full-year dividend of 80.00 pence.
Fiscal 23 also saw standout performance from our scotch, tequila and beer categories. Scotch grew 12%, tequila grew 19% and beer was up 9% respectively. Johnnie Walker, the world’s leading international spirit brand, delivered another year of strong double-digit growth, increasing 15%. Tequila continues to have strong consumer momentum and our global market share of tequila rose 120bps to just over 23% of retail sales value. We also launched our strategy to ignite a new ‘Golden Age for Guinness’, with immediate results: organic net sales were up 16% in the period, and in December 2022, Guinness became the number one beer brand by value share in the on-trade in Great Britain.(1)
We have also continued to benefit from sustained investment in our brand portfolio, with our premium-plus brands now accounting for 57% of net sales growth. Our premium-plus brands now account for 63% of Diageo’s net sales, up 7ppts from fiscal 19.
While I am pleased that our business can deliver this performance even in the face of significant turbulence in major markets, the prospect of ongoing volatility in our operating environment means that there is no room for complacency. We will continue to deliver investment in our brands for the long-term hand in hand with efficiency in our day-to-day operations. At the same time, I want to see our execution focus sharpen as we sustain high quality-growth and continue to build market share.

Engine for growth
We are confident that Diageo remains well positioned to deliver our medium-term guidance of consistent organic net sales growth in the range of 5% to 7% and sustainable organic operating profit of 6% to 9%. To achieve this, winning quality market share remains a primary focus and it is one of the key areas of opportunity I see for improvement in fiscal 24. With our advantaged portfolio of brands, core capabilities and competitive advantages, I believe we can drive market share gains of at least two-thirds of our total net sales value. I’m pleased that we gained or held share in markets that total 70% of our net sales value in fiscal 23.(2)
Productivity, our culture of everyday efficiency and smart investment will be critical to deliver our medium-term guidance. Notably, we unlocked a further £450 million of productivity savings during the fiscal 23.

Even as the leading company in international spirits, as of 2022, we only held a ∼4.7% share of the TBA market.(3) This is up from 4% in 2020 when we set our ambition to deliver a 50% increase by 2030. The opportunity is significant. We are a company with a diversified geographic footprint and advantaged portfolio in a very large and attractive industry. Our business is set up for consistent, sustainable long-term growth driven by premiumisation and active portfolio management.
Doing business the right way
Doing business the right way remains at the heart of our plans for growth, and we have made good progress in the past year on ‘Society 2030: Spirit of Progress‘ ESG action plan to build a responsible, inclusive and sustainable business as we grow.
We want to change the way people drink for the better, recognising that there is no drink of moderation, only the practice of moderation. This is why we promote moderate drinking and invest in education and programmes to discourage the harmful use of alcohol. Increasingly we are fully integrating our work to promote responsible drinking into our brand messages, such as in Captain Morgan’s ‘Enjoy Slow’ campaign last year.
We continue to build a strong, diverse leadership team to better reflect the consumers we serve. 44% of our leaders globally are female, maintaining our progress against our 2030 ambition to reach 50%, while 43% of our leadership are now ethnically diverse, an increase of 2% from fiscal 22.
We have also made significant headway on our objective to embed sustainability in our business. We have continued our progress towards our net zero carbon goal in our direct operations by 2030, with an absolute Scope 1 and 2 greenhouse gas emission reduction of 5.4% in fiscal 23. This was partly the result of our continuing investments in renewable energy, which now accounts for 45% of our total energy use,an increase of 1.9% from fiscal 22.
Our other major sustainability focus is on water stewardship. In the last year, we have reduced the amount of water it takes to make each litre of our brands by 2.6% in our water-stressed areas. We also completed water efficiency projects that will deliver future benefit in several water-stressed areas including Kenya, Uganda and Nigeria. Beyond our own operations, we are working in partnership with CARE to empower women and make them stewards of our investments in water sanitation in the communities in which we live and work around the world.

Looking forward
I am very proud to become the Chief Executive of Diageo at a moment of enormous potential for our business. We believe the TBA market is the most exciting and creative consumer category in the world. Within it, spirits continue to gain share, and premiumisation is proving to be a resilient trend.
Diageo is well-placed to take advantage of these opportunities. Our geographic reach offers not just resilience through diversification, but also exposure to consumers looking to ‘drink better, not more’ around the world. Our long-term investment in building and actively shaping our portfolio gives us an advantaged position in the market, and our deep understanding of our consumers allows us to strengthen our relationship with them as we innovate to meet their needs and expectations. Underpinning these advantages, our core capabilities in digital, world-class brand building, supply chain and everyday efficiency allow us to execute effectively and with precision, while our 'Society 2030: Spirit of Progress' ESG action plan ensures that our business will become more responsible, diverse, and sustainable as it grows.
These are strengths that we will build on in the year ahead. With the potential we see across our business and our brands, we are confident that we will continue to navigate successfully through a volatile external environment while delivering our medium-term guidance: consistent organic net sales growth in the range of 5% to 7% and sustainable organic operating profit of 6% to 9%. At the same time, we remain focussed on investing in our brands to meet our ambition of increasing Diageo’s share of the total beverage alcohol market by 50%, from 4% to 6%, over the decade to 2030.

Debra Crew
Chief Executive

(1) CGA, 4 weeks to 3 December 2022
(2) Internal estimates incorporating Nielsen, Association of Canadian Distillers, Dichter & Neira, Frontline, INTAGE, IRI, ISCAM, NABCA, Scentia, State Monopolies, TRAC, IPSOS and other third-party providers. All analysis of data has been applied with a tolerance of +/- 3 bps. Percentages represent percent of markets by total Diageo net sales contribution that have held or gained total trade share fiscal year to date. Measured markets indicate a market where we have purchased any market share data. Market share data may include beer, wine, spirits or other elements. Measured market net sales value sums to 87% of total Diageo net sales value in fiscal 23
(3) IWSR, 2022

M A R K E T O V E R V I E W

An attractive industry with a runway for growth

Total beverage alcohol (TBA) has seen a strong record of value growth over the last 10 years. And international spirits, where Diageo is the number one player, has grown faster than TBA.(1)
We believe TBA presents sustainable long-term growth opportunities for Diageo, underpinned by attractive consumer fundamentals. This includes three key factors: a growing middle class; increased spirits penetration; and premiumisation in both developed and emerging markets.

Retail sales value of global alcohol market(1)
$1.17 trillion

Equivalent units of alcohol sold(1)
5.4 billion

1 Consumer base that can afford premium spirits is growing
The latest projections by the United Nations suggest that the global population could grow to around 8.5 billion by 2030(2).
Globally, an emerging middle class continues to grow in key markets such as China, where it is estimated that, between 2022 and 2030, the middle class and affluent consumer will increase by 80 million, reaching nearly 40% of the population.(3)
This continued growth of the ‘middle class and above’ income bracket should enable 470 million(4) more consumers to access and enjoy our brands by 2032.

2 Consumers are increasingly choosing spirits over beer and wine
Over the past five years, the TBA market worldwide grew at a 4% compound annual growth rate.(1) Spirits grew considerably faster at a 6% compound annual growth rate as consumers increasingly move away from beer and wine.(1)
Spirits, which are versatile and adaptable, have a strong position and considerable runway for growth given consumers' interest in new serves suitable for a broader range of occasions, including with food and at home.

3 Consumers across the world are trading up, choosing superior quality
Consumers are ‘drinking better, not more’ and are increasingly choosing brands and categories that stand out for superior quality, authenticity and taste.
We call this trend premiumisation, in which consumers have a greater desire to explore new aspirational experiences, driving demand for quality drinks at a range of price points.

(1) IWSR, 2022
(2) United Nations Department of Economic and Social Affairs, Population Division, 2022
(3) Mind the Generation Gap, Boston Consulting Group, 2023
(4) World Bank 2022

546 million
new legal purchase age consumers estimated to enter the market by 2033(4)

470 million
estimated to join the middle class and
above income bracket by 2032(4)

+9%
increase in spirits TBA share(1)

I N V E S T M E N T C A S E

Investing for
the long term

Diageo has a bold ambition and is well-positioned to capture more of the total beverage alcohol (TBA) market opportunity.

With only 4.7% of global TBA share(1), we believe we have significant headroom for sustainable, long-term growth, and our ambition is to outperform the market and increase our TBA value share to 6% by 2030.

Increasing spirits penetration
Diageo has a diversified footprint globally with an advantaged portfolio of brands. The breadth and depth of our portfolio across attractive categories and price points positions us to capture large consumer growth opportunities, and provides resilience to international trading volatility. Globally, there is a significant opportunity to increase spirits penetration.
In markets where the spirits category is less mature, our mainstream brands give emerging market consumers access to our products at affordable prices. For example McDowell’s No. 1 in India and Black & White in Latin America offer quality products at more affordable price points and give opportunities to consumers to trade up in the future.

Quality growth for Guinness
Beer is our second largest category after scotch. Our business model for the category is differentiated, increasingly asset-light, highly profitable and provides exposure to both emerging and developed markets. We use a variety of routes to the consumer, depending on the most efficient model for each market. Guinness leads our beer portfolio and is available in more than 100 countries and territories.

Read more about how Guinness became the number one pint in Great Britain on page 34.

Active portfolio management
We use our deep consumer insights to acquire strategic brands in higher-growth categories. In fiscal 23, we acquired Balcones Distilling, a leading producer of award-winning super-premium and above US whiskey. We also acquired Don Papa Rum, a super-premium dark rum from the Philippines, strengthening our position in the rum category, which is premiumising.
Our active portfolio management also includes strategic disposals. In fiscal 23, we sold Guinness Cameroun S.A., following a strategic review which identified a more efficient model to support the strong growth of the brand in Cameroon. We also disposed of Archers, as well as the disposal and franchising of a portfolio of brands in India.

Our core competencies
Diageo is a world-class brand builder and has supply chain expertise, as well as an entrepreneurial spirit and advantaged culture.
Our world-class brand building is underpinned by deep consumer understanding, which fuels innovation and recruits consumers. We combine our consumer insights with marketing creativity which we execute with precision. This is underpinned by smart investment in marketing effectiveness tools, such as Catalyst, Sensor and CreativeX.
We believe that our diverse supply chain across the markets where we source, make and sell is a key competitive advantage. We leverage the scale and breadth of our business to build strategic relationships with suppliers that deliver regular cost savings, which we reinvest. Our culture of everyday efficiency and strong pipeline of productivity initiatives drove £450 million of savings in fiscal 23, fuelling sustained investment in brand building.
We are consumer-focussed and brand obsessed, and our workforce is encouraged to have an entrepreneurial spirit, where new ways of thinking are welcomed. Our ability to adapt to market challenges and our consistent focus on consumers and trade partners are the foundations from which we deliver our Performance Ambition. As an organisation, we are restless and we work hard to operate with agility and urgency to deliver consistent quality growth.

Read more about our core
competencies on pages 26-31

Delivering consistent performance and quality growth
To help ensure we deliver consistent performance and sustainable quality growth, we invest smartly in the areas we believe will bring the greatest benefits: capital expenditure for our strategic categories, digital capabilities, our ambitious sustainability agenda and our supply chain agility programme.

Production capacity and maturing inventories
In fiscal 23, scotch and tequila grew by 12% and 19% in net sales, respectively. Investing capital in production capacity is key to delivering long-term sustainable growth. We are investing in new whiskey distilleries in North America and China and increasing our tequila manufacturing footprint in Mexico. We are also investing in maturing inventories to support the future growth of these fast-growing categories. Over the last five years, we have increased maturing inventories from £4.0 billion to £5.8 billion, including investments of £0.6 billion in fiscal 23.

Shareholder value creation
We expect to deliver organic net sales growth consistently in the range of 5% to 7% and organic operating profit growth sustainably in the range of 6% to 9% for fiscal 23 to fiscal 25. Sustainable top-line growth and productivity savings enable smart re-investment to drive long-term growth.

Digital and data capabilities
We’re investing in transformational digital and data capabilities. In marketing, CreativeX, our latest tool, enables us to assess the effectiveness of our digital content before deployment to ensure we provide the perfect serve of advertising content to consumers. It is now deployed in markets covering 75% of our net sales value. We’re also supporting our customers and our global sales teams leverage data and insights from digital tools such as EDGE365 to extend our sales reach and improve our execution.
Continuing the digital transformation journey we embarked on in 2017, in fiscal 23, we launched a five-year programme to modernise our IT environment and standardise our business operations. This makes us more agile in our response to customer needs, provides us with world-class actionable insights and allows us to be more efficient in our day-to-day operations.

Investing in sustainability
By 2030, we expect to have invested around £1 billion of capital to support our drive to be global champions for water stewardship and a strong contributor to a low-carbon world. We are doing this by improving water use efficiency, investing in water replenishment, using renewable energy, scaling circular solutions and implementing regenerative agriculture. These investments will also help us to be more efficient, reduce our resource consumption, develop innovative solutions and ensure a more resilient supply chain.

S T R A T E G Y

Delivering our Performance Ambition

At the core of our strategy is the flywheel for growth. After several years of strong performance at Diageo, it has a proven track record.
Our six strategic priorities support the achievement of our ambition to be one of the best performing, most trusted and respected consumer products companies in the world. Through these priorities, we deliver the strategic outcomes against which we measure our performance.
Read more on pages 26-29

Sustain quality growth
Creating sustainable and consistent quality growth is at the heart of our ambition to be one of the best performing consumer products companies. It means delivering consistent net sales and margin growth as well as top-tier shareholder returns.

Read more on pages 28

Embed everyday efficiency
Everyday efficiency creates the fuel that allows us to invest smartly and sustain quality growth. At its heart, everyday efficiency is a mindset and a culture, which everyone in Diageo is encouraged to bring to life in their daily work.

Read more on pages 29

Invest smartly
We are investing in the future success of our business – but that investment needs to be smart to support the delivery of consistent performance and enable sustainable, quality growth.

Read more on pages 30-31

Promote positive drinking
We are determined to change the way the world drinks for the better. We will promote moderation and continue to invest in education programmes around the world to help reduce the harmful use of alcohol. As we reach more people with our programmes, we will change attitudes on underage drinking, drink driving and binge drinking.

Read more on pages 75-77

Champion inclusion and diversity
We believe that everybody should be able to thrive in an environment that values their contribution and celebrates what makes them unique. Across Diageo, we champion inclusion and diversity, from how we attract, recruit and develop our teams, to representation in our supply chain, the ways we portray the richness of society across our brands and our work to make a positive difference in our communities.

Read more on pages 86-90

Pioneer grain-to-glass sustainability
We are focussed on preserving the resources upon which our business and our communities depend. We are working to preserve water for life, accelerate to a low-carbon world and become sustainable by design – helping to create a better future for communities everywhere.
Find out more about our performance against all our ‘Society 2030: Spirit of Progress’ ESG action plan on pages 75-110.

Read more on pages 91-110

S T R A T E G I C P R I O R I T I E S

Sustain quality growth

To achieve our ambition of being one of the best performing, most trusted and respected consumer products companies in the world, delivering and sustaining quality growth is key. This means consistent net sales and margin growth, as well as top-tier shareholder returns.

Delivering sustained, quality growth is not new to us. Brands such as Johnnie Walker and Don Julio show how the right approach to quality, brand building, innovation and investing for the long-term can build lasting value.

Case study: Johnnie Walker

Johnnie Walker has been a key driver of our strong scotch performance this year, seeing sales growth of 15%.

This is the brand’s third consecutive year of double-digit net sales growth, with sales at an all-time high.

Premiumising scotch
Johnnie Walker’s growth has been primarily driven by premiumisation. Ensuring we offer consumers choice and provide options to easily trade up (e.g. moving from Johnnie Walker Red Label to Johnnie Walker Black Label) have meant that price and volume have had strong growth across all our regions and variants. In fact, the proportion of net sales from Johnnie Walker premium products – Johnnie Walker Black Label and above – reached 73% for the first time in fiscal 23.

This broad-based strong volume, price and mix performance allowed us to offset record inflation seen globally as well as strong foreign exchange headwinds to grow gross margin by +1.1ppt.

Record share performance
Johnnie Walker has also extended its lead as number one international spirits brand by 34bps.(1) Every month, 93 million people who choose to drink alcoholic beverages choose Johnnie Walker.(2)
As ever, this year we also looked to the future, and continued to invest ahead with a record high advertising and promotion (A&P) spend of £545 million and 22% sales return on A&P investment level with all markets increasing spend versus last year.

Sustaining quality growth in Latin America and Caribbean
This financial year, Johnnie Walker’s performance in Latin America and Caribbean stands out, with the region heavily focussed on premiumisation.
Net sales grew +16% to a record high, and gross margin percent grew +1ppt. Likewise A&P grew +36% which funded double-digit net sales growth of core variants (Johnnie Walker Red Label +15%, Johnnie Walker Black Label +18% and Johnnie Walker Blue Label +22%). We were also excited to roll out Johnnie Walker Blonde special edition across Mexico, Brazil and Chile.

(1) IWSR, 2022
(2) How the world drinks, Kantar 2022
(3) CGA, 4 weeks to 3 December 2022

To sustain quality growth, we focus on: developing new brands of the future; balancing volume, price and mix – what we call Revenue Growth Management; executing the most effective route to our consumers; and working with governments and stakeholders around the world to ensure our brands compete on a more equal playing field for alcohol taxation and regulatory policy.
Alongside this, we have a disciplined approach to portfolio management, making acquisitions and disposals in line with our strategy.

Examples of progress in fiscal 23:
• We drove strong growth in four of our five regions, with Europe and Asia Pacific growing double-digit
• Continued to generate quality growth across key brands, including Guinness, which became the number one beer in the Great Britain on-trade for the first time in December 2022(3)
• Launched new innovations in premium categories, including Don Julio Rosado in tequila and Elusive Expressions in scotch
• Made considered acquisitions focussed on fast-growing, premium categories such as Don Papa Rum and Mr Black coffee liqueur
• Equally we made considered disposals in aid of our long-term growth ambitions, including the sale of Archers and the sale and franchise of selected local brands in India

S T R A T E G I C P R I O R I T I E S continued

Embed everyday efficiency
Everyday efficiency creates the fuel that allows us to invest smartly and sustain quality growth. We want to ensure our resources are deployed where they are most effective.

This means using technology and data analytics to make better, faster decisions. It also means simplifying our business so that we can better meet the needs of our consumers and customers.
Case study:
Logistics reinvention

Through our logistics interventions, we are driving sufficiency, efficiency, sustainability, agility and resilience by focussing on five key areas.

1 Synchronised fulfilment
We revised our operating strategy by identifying never out of stock and strategic brands and products, which account for 80% of our revenue. Focussing on these stock keeping units has enabled us to service our customers faster, cutting cost, lead-time and carbon.

2 Alternative routes, ports, carriers and modes
In order to avoid congestion, we contracted alternative transportation routes, ports, carriers and modes. For example, we transferred a significant portion of our movements in Scotland from ships to rail.

3 Multi-dimensional partnerships with suppliers, customers and industry
We built stronger partnerships with our customers, our suppliers and the industry, working closer and more collaboratively. For example, we evolved our partnership with ocean freight carrier CMA, becoming their largest transatlantic customer to better support both parties.

4 Supply network design and investment
We studied our logistics process end-to-end, from the plant to the customer, which helped us anticipate and manage disruptions, allowing us to deliver to markets more quickly and efficiently. Additionally, by using regional hubs, we also brought products closer to our end customers and consumers.

5 Digitisation
All of this has been underpinned by strategic interventions on digitisation. We have real-time insights to anticipate supply chain blockages, enabling us to take timely action. We have been spearheading the use of automation such as bots and intelligent automation as a way to make the best decision at any point. We are also implementing artificial intelligence in our order cycle to optimise product availability, container fill rate and pricing.

In the face of heightened inflation, more than ever, we have focused on agility and speed to enable efficiencies across everything we do. These savings have been realised and have enabled us to continue to meet the needs of our customers and consumers, whilst still generating sufficient amounts to reinvest smartly.

Examples of progress in fiscal 23:
• Delivered £450 million annualised savings across the end-to-end value chain
• Began the first year of the five-year supply chain agility programme which will strengthen and make fit for the future our supply chain
• Made an £82 million saving from procurement efficiency, which was impactful across all regions
• Drove greater efficiency in our advertising and promotional (A&P) investment, with savings made through marketing effectiveness

S T R A T E G I C P R I O R I T I E S continued

Invest smartly
We continually invest in the future success of our business – but that investment needs to be smart to support the delivery of consistent performance and enable sustainable, quality growth.

This year, we have balanced quality growth and volume by driving pricing and mix to increase premiumisation. We have also optimised commercial decisions to best sustain long-term growth.

Case study:
Tequila

With the popularity of tequila on the rise(1), we saw an opportunity to be a driver of growth in the category.

We did this by investing in strategic key areas.

Investing in new distilleries
In September 2021, we announced plans to expand our tequila manufacturing footprint in Mexico through an investment of more than £400 million.
In fiscal 23, £160 million of this investment was spent on the construction of two new distilleries in the state of Jalisco, building further resiliency into our tequila supply chain and supporting growth in the category by increasing production capacity. Because of this, we can now operate 24 hours a day.
The first of the two distilleries is expected to be operational by fiscal 24 Q1, and the second expected in fiscal 25 Q1.

Using new technologies to drive efficiency
As part of our ‘Society 2030: Spirit of Progress‘ ESG action plan, we have been investing in innovative environmentally friendly technologies. This includes drones which can count the number of agave plants in a field with greater accuracy and efficiency than manual processes.
Traditionally, spraying agave fields was done manually and had to take place in the night or very early in the morning. Operating in darkness created high complexity, including the risk of injury, wildlife attacks and exposure to harmful agricultural supplies.
Using drones has not only ensured the safety of our workers, but has also meant we can spray between 20-30 hectares of agave a day, the equivalent of the work of 30 people.

Saving water
The drone is also more efficient from a water saving perspective, using 70% less water than manual applications, as well as decreasing costs and having a positive impact on our carbon footprint through reducing the requirement for vehicles.
Because of this, water savings in fiscal 23 are expected to be 5.5 million litres, aiding us further in our water stewardship ambitions.

Digitising our supply chain
As we seek to further digitise our supply chain processes, we have designed and implemented the first ever digital planning tool on aged liquid, including the rotation of barrels between different age groups.
In addition, we have introduced an advanced supply planning tool which should enable us to drive end-to-end scenario planning and inventory optimisation.
The investment actions that we are taking now, and those we have planned for the future, will support our plans to take tequila global.

(1) IWSR, 2022

We are constantly making investments across our business in different areas to ensure we are delivering consistent growth.
This includes investing in our supply chain, including transforming the end-to-end supply network across our physical assets, as well as in our technical and digital capabilities.

Examples of progress in fiscal 23:
• Maintained our 18% investment in A&P, enabling us to continue to invest behind and grow our brands
• Invested in premium, high-growth categories, such as tequila, as well as brands like Don Papa Rum
• We significantly stepped up investments in key digital and experiential areas, including our Direct to Consumer (D2C) platform
• In sustainability, we invested capex in data foundations and decarbonising our supply chain
• Committed more than £60 million in capex funding for water efficiency projects over the next three years
• We have hired colleagues with the aim of building the internal capabilities necessary to deliver on our 2030 target

B U S I N E S S M O D E L

Creating a sustainable business

What we do

1. We source
From smallholder farmers in Africa and Mexico to multinational companies, we work with our suppliers to procure high-quality raw materials and services, with environmental sustainability in mind. Where it is practicable, we source locally

2. We innovate
Using our deep understanding of trends and consumer socialising occasions, we focus on driving sustainable innovation that provides new products and experiences for consumers, whether they choose to drink alcohol or not

3. We make
We distil, brew and bottle our spirits and beer brands through a globally coordinated supply operation, working to the highest quality and manufacturing standards. Where it makes sense, we produce locally

Our core competencies
The ability to work our business model hard to deliver success comes from our strength across several key areas. These core competencies set us apart from our competition.

World-class brand building
Our track record shows us to be experts in innovation and brand building. This is vital in order to first make the right products, and then be able to take those products to consumers and help them celebrate.
Read more on pages 34

Supply chain efficiency
We are constantly striving for excellence across our supply chain, finding ways to improve across all components and sites, whether that’s research and development, brewing or packaging.
Read more on pages 35

Entrepreneurial spirit
Our inclusive, collaborative culture enables us to work together in a dynamic and agile manner, creating a vibrant workplace as well as delivering our Performance Ambition.
Read more on pages 36

Creating value
Our business model allows us to create value across four main areas:

Financial – for our investors

Human – for our people, suppliers, customers and consumers

Social – for our communities

Natural – for our environment

We deliver our strategic priorities through a business model that leverages global and local expertise, has the consumer at its heart and puts our responsibilities to our stakeholders front and centre. Since launching our ‘Society 2030: Spirit of Progress’ ESG action plan, we have set out to help create a more inclusive and sustainable world, creating a positive impact in our company, and for our society.

4. We transport
We move our products to where they need to be in the world, whether that’s from a local distillery in market or shipping scotch around the world

5. We sell to customers
We grow by working closely with our customers. Our global and local sales teams use our data, digital tools and insights to extend our sales reach, improve our execution and help generate value for us and for our customers. When our customers grow, we grow too

6. We market to consumers
We invest in world-class marketing to responsibly build vibrant brands that resonate with our consumers. We have a rigorous global Marketing Code and belong to the Global Alliance for Responsible Media, working with peers to push for further consumer and brand safeguards

7. We help consumers celebrate
We continually evolve our data tools to understand consumers’ attitudes and motivations. We convert this information into insights which enable us to respond with agility to our consumers’ interests and preferences

W O R L D -C L A S S B R AND B U I L D I N G

The year Guinness became Great Britain's favourite pint

Great Britain loves Guinness.

So much so, for the first time ever, in December 2022, Guinness became Britain’s number one beer in the on-trade.(1)

Secrets to success
Guinness, which has been around for over two centuries, still manages to firmly embed itself in culture with its visual distinctiveness. In Great Britain, ‘the black stuff’ is heavily associated with events like St Patrick’s Day and the Six Nations rugby – because of this, Guinness saw a record on-trade share of 12.1% in March 2023.(2)
But the brand is not only focussed on select moments or seasons. Guinness has been making its biggest marketing investment to date in celebrations around the calendar such as Christmas and summer – including launching the ‘Lovely Day For A Guinness’ campaign which truly captures the summer feeling.

Guinness also has an ability to spot trends and jump on new opportunities. This year, the brand partnered with the Women’s Six Nations and viral DJ, Fred Again.
Choosing authentic partners in Great Britain, who are both established and emerging in terms of recognition, has enabled the brand to increase +60bps to 3.6% among women and +80bps to 7.7% amongst 18-34 year olds.(3)

While the recipe remains relatively unchanged, the Guinness brand is continually evolving and we actively pursue innovation. In fact, we are currently sustaining our biggest innovation pipeline in the last 30 years.
This includes scaling up our alcohol-free option, Guinness 0.0, growing our distribution and introducing new packs in the off-trade and launching in the on-trade. In the off-trade, the Guinness 0.0 four-pack was recently the number one non-alcoholic item by value and volume in Great Britain.(4)

And, in support of our ‘Society 2030: Spirit of Progress’ ESG action plan to promote positive drinking, we put Guinness 0.0 at the heart of the Six Nations Championship.

New products have also been key. ‘Guinness Nitrosurge’, a first-of-its-kind device that allows Guinness fans to enjoy the two-part pour at home, was rolled out in Great Britain in fiscal 23, premiumising the Guinness experience in new spaces.
These unique abilities are underpinned by world-class brand building. We are consistently leveraging our distinctive assets and deep understanding of our consumers, all powered by precision marketing.
This is the reason why in fiscal 23, more new consumers drank Guinness than ever before.

(1) CGA, 4 weeks to 3 December 2022
(2) Neilsen, 2023
(3) Kantar, 2023
(4) IWSR, 2022

S U P P L Y C H A I N E F F I C I E N C Y

Unboxing premium scotch to reduce waste
A little over 150 years ago, Johnnie Walker had a packaging problem. Too many bottles were being broken in transit over choppy seas. The solution? The iconic ‘square’ bottle: packaging that could be stacked safely and efficiently.
Today, we continue that tradition of finding news ways to solve problems.

Bottles included in the trial
Diageo remains as proud of its whiskies as ever, and no less careful with its packaging. But in the modern world, the task is different. Our packaging is already robust: now it must become sustainable too.
Packaging is synonymous with waste, and too many industries have adopted a ‘take-make-dispose’ model. At Diageo, we want to change this. We believe convenience should not come at the cost of our natural resources.
At the beginning of fiscal 23, we began a thorough review of our whiskies and came to the conclusion that not only could we change our packaging, but in some places, we could get rid of it altogether.
This is why we started our work to phase out cardboard gift boxes across a selection of products in our premium scotch portfolio. After all, the luxury of our products is in the liquid, not the packaging.

Solving a problem at scale
The next step was to bring a team together. With the sheer scale of the project, and the range of packaging across different markets, we gathered a group with global and cross-functional expertise. The taskforce worked to scope out the project, agree timelines, communicate to customers and make sure every market was aligned. To minimise disruption to our supply chain, the project was initially rolled out across selected markets, testing the consumer response and assessing if waste could really be reduced.
After a successful test, we were able to expand the project internationally. The first phase was delivered over fiscal 23, and we plan to roll it out to new markets in fiscal 24. The work is a continuation of Diageo’s ‘Society 2030: Spirit of Progress’ ESG action plan to help create a more inclusive and sustainable world.

Promising results
In fiscal 23, this new work stream has resulted in:
141 million
cardboard boxes eliminated from our supply chain
c.5,520 tonnes reduction in carbon emissions

E N T R E P R E N E U R I A L S P I R I T

Challenging traditional marketing concepts in Brazil

In fiscal 23, organic net sales in Latin America and Caribbean increased by 9% and we plan to keep growing.

Part of our growth plan in the region is making critical investments in one of the most rapidly advancing parts of our business: digital marketing.

Growing our e-commerce offering
For more than a decade, our award-winning website, TheBar.com, has helped customers to make cocktails at home. It has also been a key driver of our digital performance, connecting people directly to Diageo’s brands through recipes, luxury gifts and personalised engraving. Brazil now hosts the site’s biggest operation worldwide, with an omnichannel approach that combines physical stores and online engagement in a powerful media engine.

Expertise across borders
This year, we also set up Diageo’s first digital hub in Latin America, allowing us to share analytics, media insights, online commerce and scalable content across countries.
The new hub has helped us engage more closely with the people buying our brands. It means we can create more relevant content, engage in live conversations, and be more responsive to what consumers are saying online.
The hub has also enabled Diageo to scale up its key capabilities from one market to another – getting data from Colombia to Mexico, fast. Artificial intelligence helps tailor our work to local social media algorithms, which has enabled us to optimise our media in more than 37% of the region.

Led by consumers
In Brazil, we have invested in a new content laboratory. This is an interactive, digital platform run by a team of creators who monitor everything consumers are talking about, searching for, listening to, or sharing online – in real time. It’s part of our evolution from precision marketing to predictive marketing, not only listening to what consumers want, but anticipating future trends too. The content lab is a complete shift in communication, putting our brands at the heart of communities.
Together, these innovations are challenging the notions of traditional marketing. Diageo’s digital tools mean communication is no longer one-way, with brands talking to consumers, but consumers talking to each other: a more collective way of engaging with online culture. And it’s working. Since our content lab was launched, Diageo’s whisky brands in the region have expanded their leading share of consumer engagement, growing ‘talkability’ share by +7ppt.(1)

(1) Sprinklr, 2022

Reported measures

Net sales growth (%)
Definition
Sales growth after deducting excise duties.

Non-GAAP measures
Organic net sales growth (%)1 [R] [K]
↑6.5%
Definition
Sales growth after deducting excise duties, excluding the impact of exchange rate movements, hyperinflation adjustment and acquisitions and disposals.
Why we measure
This measure reflects our delivery of efficient growth and consistent value creation. Organic net sales growth is the result of the choices we make between categories and market participation, and reflects Diageo's ability to build brand equity, increase prices and grow market share.
Performance
Reported net sales grew 10.7%, driven by strong organic growth and favourable foreign exchange impacts. Organic net sales growth of 6.5% reflects 7.3 percentage points of positive price/mix and a decline in organic volume of 0.8%. Four out of five regions delivered growth, despite lapping strong double-digit growth at the group level in fiscal 22. Price/mix was driven by price increases and premiumisation.
More detail on page 37 46

1.Organic net sales growth, organic operating profit growth, earnings per share before exceptional items, free cash flow and return on average invested capital are non-GAAP measures. See definitions and reconciliation of non-GAAP measures to GAAP measures on pages [280-291]
2.For reward purposes this measure is further adjusted for the impact of exchange rates, hyperinflation adjustment and other factors not controlled by management, to ensure focus on our underlying performance drivers.
Operating profit growth (%)
Definition
Operating profit growth, including exceptional operating items.

Organic operating profit growth (%)1 [R] [K]
↑7.0%

Definition
Organic operating profit growth is calculated on a constant currency basis, excluding the impact of exceptional items, certain fair value remeasurement, hyperinflation adjustment and acquisitions and disposals.
Why we measure
The movement in operating profit measures our delivery of efficient growth and consistent value creation. Consistent operating profit growth is a business imperative, driven by investment choices, our focus on driving out costs across the business and improving mix.
Performance
Reported operating profit grew 5.1%, mainly driven by growth in organic operating profit and positive impacts from exchange rate movements. These favourable items were largely offset by the negative impact of exceptional operating items, primarily non-cash impairments related to India and the supply chain agility programme. Organic operating profit grew 7.0%, ahead of organic net sales growth, driven by growth across all regions except North America.
More detail on page 46
Basic earnings per share (pence)
Definition
Profit attributable to equity shareholders of the parent company, divided by the weighted average number of shares in issue.

Earnings per share before exceptional items (pence)1 [R] [K]
163.5p

Definition
Profit before exceptional items attributable to equity shareholders of the parent company, divided by the weighted average number of shares in issue.
Why we measure
Earnings per share reflects the profitability of the business and how effectively we finance our balance sheet. Eps measures our delivery of efficient growth in the year and consistent value creation over time.
Performance
Basic eps increased 24.7 pence, mainly driven by organic operating profit growth and exceptional items, partially offset by increased finance charges and higher tax.
Basic eps before exceptional items increased 11.6 pence.

More detail on page 48

Reported measures
Net cash from operating activities(£ million)

2023
3,024
2022
3,935
2021
3,654
2020
2,320
2019
3,248

Definition
Net cash from operating activities comprises the net cash flow from operating activities as disclosed on the face of the consolidated statement of cash flows.

Non-GAAP measures
Free cash flow (£ million)[1,2] [R] [K]
1,800m

2023
1,800
2022
2,783
2021
3,037
2020
1,634
2019
2,608

Why we measure
Free cash flow is a key indicator of the financial management of the business. Free cash flow reflects the delivery of efficient growth and consistent value creation as it measures the cash generated by the business to fund payments to our shareholders and future growth.

Return on closing invested capital (%)

2023
40.5
2022
35.1
2021
33.2
2020
17.2
2019
32.9

Definiton
Profit for the year divided by net assets at the end of the financial year.

Return on average invested capital (ROIC) (%)[1][K]
16.3%

2023
16.3
2022
16.8
2021
13.5
2020
12.4
2019
15.1

Definition
Profit before finance charges and exceptional items attributable to equity shareholders divided by average invested capital. Invested capital comprises net assets aggregated with exceptional restructuring costs and goodwill at the date of transition to IFRS, excluding net post employment benefit assets/ liabilities, net borrowings and non-controlling interests.

Why we measure
ROIC is used by management to assess the return obtained from the group's asset base. Over time, ROIC reflects consistent value creation, as the returns Diageo generates from it's asset base are both reinvested in the business and used to generate returns for investors through dividends and return of capital programmes.

MORE DETAIL ON PAGE 50

Our strategic outcomes:

[EG] Efficient growth [CVC] Consistent value creation [CT] Credibility and trust [EP] Engaged people [R] Remuneration: Some KPIs are used as a measure in the incentives plans for the remuneration of executives. See our Directors' remuneration report from page 176 for more detail. [K] KPI: Key Performance Indicator [REP] Reported

Total shareholder return (TSR) (%) [R] [K]
(2)%

2023
(2)
2022
4
2021
32
2020
(19)
2019
27

Definition
Percentage growth in the value of a Diageo share (assuming all dividends and capital distributions are re-invested).

Why we measure
Diageo's Directors have a fiduciary responsibility to maximise long-term value for shareholders. TSR measures consistent value creation as it reflects the returns Diageo has delivered to investors in the year and over time. We also monitor our relative TSR performance against our peers.

Performance
TSR was down 2% over the past 12 months driven by the lower year-on year-share price.

R Remuneration: Some KPIs are used as a measure in the incentive plan for the remuneration of executives. See our Directors' remuneration report from page 174 for more detail.
K KPI: Key Performance Indicator

Business review
Operating results 2023 compared with 2022

Chief Financial Officer’s introduction
"I am encouraged by our fiscal 23 results which were in line with our medium-term guidance despite ongoing economic volatility and continued inflationary pressure. Our diversified portfolio and profitable growth algorithm continue to deliver sustainable growth, and our consistent productivity savings enables us to smartly reinvest in our brands.

I am pleased with our performance in fiscal 23. We delivered a strong set of results, despite ongoing global economic volatility and continued inflationary pressure. Both organic net sales and organic operating profit growth were within our medium-term guidance. Our advantaged portfolio of brands and diversified global footprint continue to fuel sustainable growth on top of two consecutive years of double-digit growth.
Our profitable growth algorithm underpins this strong top line performance. Our focus on quality sustainable growth is backed by investing smartly in marketing and data analytics tools to support our outstanding brand-building capabilities, active portfolio management and consumer-led innovation. Combined with our agile and dynamic supply chain and operational capabilities, they enable us to deliver sustainable, long-term growth. Alongside premiumising our portfolio, we are strategically increasing price and driving productivity, all of which enables us to invest smartly in the long-term.
We drove £450 million in productivity savings in fiscal 23 and delivered our highest-ever contribution from supply initiatives. These productivity savings fuelled a 6% increase in marketing spend and delivered organic operating margin expansion of 15bps.
We continued our disciplined conversion of profit into cash and delivered free cash flow of £1.8 billion. Strong operating discipline led to a reduction in debtors. However, creditors declined due to the moderation of sales growth in the year. We remain a progressive dividend payer and in addition to completing our £4.5 billion multi-year return of capital programme, we also returned an additional half a billion pounds of capital to shareholders. In total, we returned £3.1 billion to shareholders through dividends and share buybacks in fiscal 23.
Our core capabilities, strategic priorities and highly-engaged people give me confidence in our ability to navigate short-term volatility and uncertainty while continuing to drive sustainable long-term growth and deliver shareholder value.
Finally, starting in fiscal 24, in line with reporting requirements the functional currency of Diageo plc changed from sterling to US dollar. Diageo has also changed its presentation currency to US dollar."

Lavanya Chandrashekar
(Chief Financial Officer)

Reported net sales growth 10.7%	Net cash from operating activities £3,024m
Organic net sales growth(1) 6.5%	Free cash flow(1) £1,800m
Reported operating profit growth 5.1%	Return on closing invested capital 40.5%
Organic operating profit growth(1) 7.0%	Return on average invested capital(1) 16.3%
Basic earnings per share 164.9 pence	Total shareholder return (2)%
Earnings per share before exceptional items(1) 163.5 pence
(1) Organic net sales growth, organic operating profit growth, earnings per share before exceptional items, free cash flow and return on average invested capital are non-GAAP measures. See definitions and reconciliation of non-GAAP measures to GAAP measures on pages 280-291.

Business review (continued)

Our global reach	Our regional profile maximises the opportunity for growth in our sector. Where our products are sold each market is accountable for its own performance and driving growth.

(1) The above map is intended to illustrate general geographic regions where Diageo has a presence and/or in which its products are sold. It is not intended to imply that Diageo has a presence in and/or that its products are sold in every country or territory within a geographic region.
(2) Based on reported net sales for the year ended 30 June 2023. Does not include corporate net sales of £88 million (2022 – £54 million).

Fiscal 23	North America	Europe	Asia Pacific	Latin America and Caribbean	Africa
Volume (EUm)	52.4	51.3	80.8	26.2	32.7
Reported net sales(1) (£ million)	6,758	3,569	3,200	1,799	1,699
Reported operating profit(2) (£ million)	2,592	1,097	432	661	176
Operating profit before exceptional items(3) (£ million)	2,689	1,105	905	661	220
Water efficiency (litres per litre of product packaged)	5.11	4.98	2.91	4.15	3.19
Total direct and indirect carbon emissions by weight (market/net based) (1,000 tonnes CO2e)	83	194	9	26	89
Average number of employees(4)	3,115	10,062	9,000	4,325	3,735

(1) Excluding corporate net sales of £88 million (2022 – £54 million).
(2) Excluding net corporate operating costs of £326 million (2022 – £238 million).
(3) Excluding exceptional operating charges of £622 million (2022 – £388 million) and net corporate operating costs of £326 million (2022 – £238 million)
(4) Employees have been allocated to the region in which they reside.

Business review (continued)
Production facilities
The company owns manufacturing production facilities across the globe, including distilleries, breweries, packaging plants, maturation warehouses, cooperages, and distribution warehouses. Diageo’s brands are also produced at plants owned and operated by third parties and joint ventures at several locations around the world. We believe that our facilities are in good condition and working order. We have adequate capacity to meet our current needs, and, in the beer and spirit categories, we have undertaken activities to increase our production capacity to address our anticipated future demand.
The major facilities with locations, principal activities, and products are presented in the below table.

Location	Principal activities	Products
United Kingdom	distilling, bottling, warehousing, cooperage	beer, scotch, gin, vodka, rum, ready to drink, non-alcoholic
Ireland	distilling, brewing, bottling, warehousing	beer, liqueur, Irish whiskey, non-alcoholic
Italy	distilling, bottling, warehousing	vodka, rum, ready to drink, non-alcoholic
Turkey	distilling, bottling, warehousing	raki, vodka, gin
North America	distilling, bottling, warehousing	vodka, gin, rum, Canadian whisky, US whiskey, ready to drink
Brazil	distilling, bottling, warehousing	cachaça, vodka, ready to drink
Mexico	distilling, bottling, warehousing	tequila
East Africa	distilling, brewing, bottling, packaging, warehousing	beer, rum, vodka, gin, whisky, brandy, liqueur
Nigeria	distilling, brewing, bottling, packaging	beer, rum, vodka, gin
South Africa	distilling, bottling, warehousing	rum, vodka, gin
ARM	distilling, brewing, bottling, warehousing	beer, vodka, gin
India	distilling, bottling, warehousing	rum, vodka, Indian-Made Foreign Liquor (IMFL), whisky, scotch, gin
Australia	distilling, bottling, warehousing	rum, vodka, gin, ready to drink

For more details about our capital investments please see page 316.

Our route to consumer
We have five different route to consumer models across our business. Most of the regions employ four of the five high level models defined below; however, how each model operates in certain countries will vary, as will the percentage of net sales delivered through the respective models in each market.

Wholesalers and Distributors
Diageo sells to a wholesaler or distributor who also sells a range of other brands and categories directly to end outlets where consumers can purchase our brands. Where required, this model may include a government control board (or similar), such as in certain states in the US and Canada.

Modern Trade
Diageo sells directly to a customer who owns and manages retail outlets, who then in turn sells to consumers via their outlets.

eMarketplace
Diageo sells to a third-party digital market place customer where that customer sells to B2B customers and consumers.

Direct to Consumer
Diageo sells directly to consumers, predominantly through portals such as Thebar.com, which is a growing route to consumer model for our business. It allows for direct interface with our consumers rather than through third-party sites as in the eMarketplace model above.
Direct to Store
Diageo sells and delivers directly to end outlets rather than via a central purchasing customer as in the Modern Trade model above. This model is less common than the other models. For example, it is used in Ireland for beer distribution.

Business review (continued)

Key financial information
For the year ended 30 June 2023
Summary financial information

	P12	2023	2022	Organic growth %	Reported growth %
Volume	EUm	243.4	263.0	(1)	(7)
Net sales	£ million	17,113	15,452	6	11
Marketing	£ million	3,051	2,721	6	12
Operating profit before exceptional items	£ million	5,254	4,797	7	10
Exceptional operating items(1)	£ million	(622)	(388)
Operating profit	£ million	4,632	4,409		5
Share of associate and joint venture profit after tax	£ million	370	417		(11)
Non-operating exceptional items(1)	£ million	328	(17)
Net finance charges	£ million	(594)	(422)
Exceptional taxation credit(1)	£ million	186	31
Tax rate including exceptional items	%	20.5	23.9		(14)
Tax rate before exceptional items	%	23.0	22.5		2
Profit attributable to parent company’s shareholders	£ million	3,734	3,249		15
Basic earnings per share	pence	164.9	140.2		18
Basic earnings per share before exceptional items	pence	163.5	151.9		8
Recommended full year dividend	pence	80.00	76.18		5
(1)    For further details on exceptional items see pages 65 and 218-219.

Reported growth by region

	Volume		Net sales		Marketing		Operating profit before exceptional items		Operating profit
	%	EUm	%	£ million	%	£ million	%	£ million	%	£ million
North America	(4)	(2.4)	11	663	13	160	10	235	6	139
Europe	—	0.1	11	357	10	58	9	88	26	226
Asia Pacific	(14)	(13.4)	11	316	11	56	27	194	(8)	(38)
Latin America and Caribbean	(3)	(0.9)	18	274	22	53	23	123	23	123
Africa	(8)	(3.0)	1	17	(2)	(4)	(30)	(95)	(44)	(139)
Corporate	—	—	63	34	58	7	(37)	(88)	(37)	(88)
Diageo	(7)	(19.6)	11	1,661	12	330	10	457	5	223

Business review (continued)
Organic growth by region

	Volume		Net sales		Marketing		Operating profit before exceptional items
	%	EUm	%	£ million	%	£ million	%	£ million
North America	(5)	(2.5)	—	11	2	22	(2)	(57)
Europe	—	0.1	11	347	7	42	11	103
Asia Pacific	5	3.9	13	353	9	46	29	200
Latin America and Caribbean	(3)	(0.9)	9	142	14	34	12	62
Africa	(7)	(2.4)	5	83	2	4	12	37
Corporate	—	—	61	33	36	4	(9)	(24)
Diageo	(1)	(1.8)	6	969	6	152	7	321

Fiscal 19 to fiscal 23 growth
	Reported net sales growth %(1)	Net sales growth on a constant basis %(1)	Organic volume CAGR %(2)	Organic net sales CAGR %(2)
North America	52	41	2	9
Europe	21	30	3	7
Asia Pacific	19	24	1	6
Latin America and Caribbean	59	62	4	15
Africa	6	30	2	8
Corporate	66	62	—	14
Diageo	33	35	2	8

See page 280 for explanation and reconciliation of non-GAAP measures
(1) For further details on fiscal 19 to fiscal 23 growth on a constant basis see pages 282-284.
(2)    Fiscal 19 to fiscal 23 CAGR indicative. Calculated by applying each year’s individual organic growth rates

Business review (continued)
Key performance indicators

Net sales (£ million)
Reported net sales grew 10.7%
Organic net sales grew 6.5%
Reported net sales grew 10.7%, driven by strong organic growth and favourable foreign exchange impacts.

Organic net sales growth of 6.5% reflects 7.3 percentage points of positive price/mix and a decline in organic volume of 0.8%. Four out of five regions delivered growth, despite lapping strong double-digit growth at the group level in fiscal 22. Price/mix was driven by price increases and premiumisation.

Organic movement

(i
(1)    Exchange rate movements reflect the adjustment to recalculate the reported results as if they had been generated at the prior period weighted average exchange rates.
(2)    See pages 213-214 and 282-284 for details of hyperinflation adjustment.

Operating profit (£ million)
Reported operating profit grew 5.1%
Organic operating profit grew 7.0%
Reported operating profit grew 5.1%, mainly driven by growth in organic operating profit and positive impacts from exchange rate movements. These favourable items were largely offset by the negative impact of exceptional operating items, primarily non-cash impairments related to India and the supply chain agility programme.

Organic operating profit grew 7.0%, ahead of organic net sales growth, driven by growth across all regions except North America.
(1)    For further details on exceptional operating items see pages 65 and 219-220.
(2)    Fair value remeasurements. For further details see page 65.
(3)    See pages 213-214 and 282-284 for details of hyperinflation adjustment.

Business review (continued)
Operating margin (%)
Reported operating margin declined by 147bps
Organic operating margin expanded by 15 bps
Reported operating margin declined by 147bps, with organic operating margin expansion more than offset by exceptional operating items, negative impact of foreign exchange, acquisitions, disposals and other items.

Organic operating margin expanded by 15bps, reflecting disciplined cost management despite inflation. Strong operating margin expansion in Asia Pacific, Africa and Latin America and Caribbean was partially offset by declines in North America and Europe.
Organic gross margin declined by 97bps, primarily driven by cost pressures. Price increases more than offset the absolute impact of cost inflation.

Organic movement
15bps

(1)    Operating margin in waterfall is rounded to nearest decimal place.
(2)    For further details on exceptional operating items see pages 65 and 219-220.
(3)    Fair value remeasurements and hyperinflation adjustment. For further details on fair value remeasurements see page 65. See pages 213-214 and 282-284 for details of hyperinflation adjustment.

Business review (continued)
Basic earnings per share (pence)
Basic eps increased 17.6% from 140.2 pence to 164.9 pence
Basic eps before exceptional items(1) increased 7.6% from 151.9 pence to 163.5 pence
Basic eps increased 24.7 pence, mainly driven by organic operating profit growth and exceptional items, partially offset by increased finance charges and higher tax.

Basic eps before exceptional items increased 11.6 pence.
(i

(1)    See page 280 for explanation of the calculation and use of non-GAAP measures.
(2)    For further details on exceptional items see pages 65 and 219-220.
(3)    Includes finance charges net of tax.
(4)    Excludes finance charges related to acquisitions, disposals, share buybacks and includes finance charges related to hyperinflation adjustments.
(5)    Excludes tax related to acquisitions, disposals and share buybacks.
(6)    Fair value remeasurements. For further details see page 65.
(7)    Operating profit hyperinflation adjustment movement was £12 million compared to fiscal 22 (F23 – £22 million; F22 – £10 million).

Business review (continued)
Net cash from operating activities and free cash flow (£ million)
Generated £3,024 million net cash from operating activities(1) and £1,800 million free cash flow
Net cash from operating activities was £3,024 million, a decrease of £911 million compared to fiscal 22. Free cash flow declined by £983 million to £1,800 million.

Free cash flow declined as strong growth in operating profit and favourable foreign exchange impacts were more than offset by higher year-on-year working capital outflows, tax payments, interest paid and capital investment.

The higher year-on-year working capital outflow was primarily driven by normalisation of creditors relative to fiscal 22 as our growth rate moderated in fiscal 23.

The additional tax payments were the result of increased profit impacting tax instalments and higher balancing payments. The increase in interest paid reflects the higher interest rate environment globally.

(1)    Net cash from operating activities excludes net capex (2023 – £(1,167) million; 2022 – £(1,080) million) and movements in loans and other investments.
(2)    Exchange on operating profit before exceptional items.
(3)    Operating profit excludes exchange, depreciation and amortisation, post employment charges of £36 million and other non-cash items.
(4)    Working capital movement includes maturing inventory.
(5)    Other items include dividends received from associates and joint ventures, movements in loans and other investments and post employment payments.

Business review (continued)
Return on average invested capital (%)(1)
ROIC decreased (50)bps
ROIC decreased (50)bps, mainly driven by increased capex, maturing stock investment and continued portfolio optimisation through acquisitions and disposals. The decline was partially offset by higher organic operating profit growth, net of higher tax.
(1)    ROIC calculation excludes exceptional operating items from operating profit. For further details on ROIC see page 288.

Business review (continued)

North America

•Reported net sales grew 11%, primarily driven by a favourable foreign exchange impact from the strengthening US dollar.
•Organic net sales were flat as growth in Canada and Diageo Beer Company USA (DBC USA) were offset by a decline in US Spirits.
•Strong price/mix growth was offset by a decline in volume, while the region held share of TBA.
•US Spirits net sales declined 1%, lapping strong double-digit growth impacted by distributor stock replenishment and increased inventories of imported products in fiscal 22. Depletion growth was approximately two percentage points ahead of shipment growth in fiscal 23, with some variation across brands. Overall inventory levels at distributors at the end of fiscal 23 were in line with historical levels.
•DBC USA net sales grew 1% reflecting strong growth in Guinness, partially offset by a decline in Smirnoff flavoured malt beverages.
•Organic operating margin declined by 101bps, primarily driven by cost inflation and an adverse category mix. Strategic price increases and productivity savings more than offset the absolute impact of cost inflation.
•Marketing investment grew 2% as we continue to invest and support growth across key categories.
•Doubling the number of brands running responsible drinking campaigns, we reached more than 150 million consumers. We also led efforts with Black, Latino, and Native American organisations to address the harmful use of alcohol in the United States through our Multicultural Consortium for Responsible Drinking.
•Our operations reduced Scope 1 and 2 carbon emissions by 17% through continued energy efficiency and renewable energy initiatives. Key factors in this included a full year of operation for our carbon neutral distillery at Lebanon, powered by 100% renewable electricity, and running our Valleyfield site on renewable natural gas.
•Due to higher volume of distilled products going to maturation, overall water efficiency decreased by 0.8%. We implemented water-saving initiatives across our sites that enabled us to reduce total water usage compared to last year.

Market highlights - US Spirits:
•Tequila net sales grew 15%, and drove significant share gains in both the spirits industry and tequila category. Casamigos net sales grew 14% driven by strong price/mix and volume growth, and the launch of Casamigos Cristalino. Don Julio net sales grew 13%, primarily driven by aged variants and the launch of ultra-premium Don Julio Rosado Reposado. Both Casamigos and Don Julio shipments grew ahead of depletions as supply availability enabled distributors to increase inventory to more optimal levels.
•Crown Royal whisky net sales declined 10%, lapping inventory replenishment in fiscal 22 when the brand recovered from supply constraints. Crown Royal gained double-digit share of the Canadian whisky category, and depletions grew ahead of shipments in fiscal 23.
•Vodka net sales declined 7%, primarily due to Cîroc, partially offset by growth in Smirnoff. Smirnoff growth of 4% was driven by core and flavoured variants. Ketel One net sales were flat, reflecting growth in the core variant offset by a decline in Ketel One Botanicals. Cîroc net sales declined 32% as consumers shifted into other spirits categories.
•Johnnie Walker net sales declined 13%. Johnnie Walker gained share of the scotch category driven by Johnnie Walker Black Label and Johnnie Walker Blue Label, and depletions grew ahead of shipments.
•Rum net sales declined 1%, primarily due to Captain Morgan, which declined 2%. Zacapa grew 13% driven by super-premium and luxury variants.
•Bulleit whiskey net sales declined 6%, lapping inventory replenishment in fiscal 22 when the brand recovered from supply constraints. Bulleit whiskey gained both spirits industry and US whiskey category share, and depletions grew double-digit.
•Buchanan's net sales grew 10%, primarily driven by the launch of Buchanan's Pineapple, an innovation that gained spirits industry share. Buchanan's scotch declined 4%, but gained both spirits industry and scotch category share, and depletions grew ahead of shipments.
•Single Malts net sales grew 25%, primarily driven by ultra-premium Lagavulin 16YO and luxury innovation Lagavulin 11YO Charred Oak Cask.
•Spirit-based ready to drink (RTD) net sales declined 44% primarily due to lapping the launch of Crown Royal RTD in fiscal 22 and Loyal 9 underperformance in certain US states.

Business review (continued)
Key financials

	2022	Exchange	Acquisitions and disposals	Organic movement	Other(1)	2023	Reported movement
	£ million	£ million	£ million	£ million	£ million	£ million	%
Net sales	6,095	632	20	11	—	6,758	11
Marketing	1,200	122	15	22	1	1,360	13
Operating profit before exceptional items	2,454	249	(12)	(57)	55	2,689	10
Exceptional operating items(2)	(1)					(97)
Operating profit	2,453					2,592	6

	Organic volume movement	Reported volume movement	Organic net sales movement	Reported net sales movement
Markets and categories:	%	%	%	%
North America(3)	(5)	(4)	—	11

US Spirits(3)	(6)	(6)	(1)	10
DBC USA(4)	(3)	(3)	1	12
Canada	(2)	(2)	4	8

Spirits(3)	(5)	(4)	—	11
Beer	(2)	(2)	2	12
Ready to drink	(11)	(11)	(16)	(10)

Global giants, local stars and reserve(5)		Organic volume movement(6) %	Organic net sales movement %	Reported net sales movement %
Crown Royal		(12)	(10)	—
Don Julio		8	13	25
Casamigos(7)		6	13	26
Johnnie Walker		(5)	(10)	(1)
Smirnoff		(1)	4	14
Captain Morgan		(5)	(1)	9
Ketel One		(3)	—	11
Guinness		4	9	20
Baileys		(4)	1	11
Bulleit whiskey(8)		(8)	(6)	4
Buchanan's		—	9	21

North America contributed	North America organic net sales were flat in fiscal 23
39% of Diageo reported net sales in fiscal 23

Reported net sales by market (%)

Reported net sales by category (%)
(1) Fair value remeasurements. For further details see page 65.
(2)    For further details on exceptional operating items see pages 65 and 219-220.
(3)    Reported volume movement has been impacted by acquisitions and/or disposals. For further details see pages 282 and 285.
(4)    Certain spirits-based ready to drink products in certain states are distributed through DBC USA and those net sales are captured within DBC USA.
(5)    Spirits brands excluding ready to drink and non-alcoholic variants.
(6)    Organic equals reported volume movement.
(7)    Casamigos trademark includes both tequila and mezcal.
(8)    Bulleit whiskey excludes Bulleit Crafted Cocktails.

Business review (continued)
Europe

•Reported net sales grew 11%, driven by organic growth and the hyperinflation adjustment(1) related to Turkey, partially offset by an unfavourable impact from foreign exchange.
•Organic net sales grew 11%, driven by double-digit growth across most markets. Growth was mainly driven by price/mix, while holding volume.
•Price/mix was primarily driven by strong price increases across all markets, and supported by positive mix in beer and scotch.
•Spirits net sales grew 10%, driven by growth in scotch, vodka, tequila. Johnnie Walker grew 29% driven by Northern Europe, Southern Europe and Travel Retail.
•Beer net sales grew 18%, driven by price increases and volume growth. Guinness net sales grew 20% and gained share in the on-trade in Great Britain and Ireland.
•Organic operating margin declined by 13bps, primarily driven by cost inflation, partially offset by price increases, improved category mix and productivity savings.
•Marketing investment grew 7%, with focused investment in Tanqueray, Johnnie Walker, Baileys and Guinness.
•The SMASHED programme educated 112,910 young people on the dangers of underage drinking.
•We built strong momentum in year two of our water replenishment projects in Turkey, generating the annual capacity to replenish 137,349m3 water.
•Scope 1 and 2 carbon emissions increased by 35%, primarily driven by increased scotch distillation. To mitigate some of this growth we switched some key distilleries (Auchroisk, Talisker and Cardhu) to biofuels. Our GHG emissions for beer stayed flat, even though production volumes were higher than planned.
•Water efficiency decreased by 2.4% due to the volume of distilled product increasing faster than packaged product, because of its maturation period. For beer, optimising pasteurisation in Runcorn and water recovery in St James’s Gate led to a 9% improvement in water efficiency.
•In year two of our three-year Guinness regenerative agriculture pilot, launched in February 2022, we recruited 44 farms across Ireland and gathered baseline data to let us accurately track the project’s impact.

Market highlights:
•Great Britain net sales grew 7%, mostly driven by strong performance in Guinness with strong market share gains. Spirits net sales growth was driven by tequila, vodka and RTDs, partially offset by gin.
•Northern Europe net sales grew 11%. Growth was primarily driven by scotch with strong double-digit growth in Johnnie Walker, and strong growth in vodka and tequila. Spirits gained market share.
•Southern Europe net sales grew 12%, led by strong performance in scotch, in addition to tequila and gin. Growth reflected continued recovery in the on-trade and increased tourism, alongside market share gains in spirits.
•Ireland net sales grew 16%, primarily driven by growth in Guinness reflecting share gains in a recovering on- trade.
•Eastern Europe net sales declined 3%, due to the suspension of exports to and sales in Russia as announced in March 2022 and the winding down of its operations announced in June 2022. In the rest of the market, spirits grew double-digit and gained market share primarily driven by Johnnie Walker.
•Turkey net sales grew 38%, with volume growth of 9%. Growth was driven by price increases in response to inflation and higher excise duties. Growth was broad-based, led by scotch, vodka and raki.

Key financials

	2022	Exchange	Acquisitions and disposals	Organic movement	Other(2)	Hyperinflation(1)	2023	Reported movement
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	%
Net sales	3,212	(85)	(9)	347	—	104	3,569	11
Marketing	577	3	2	42	—	11	635	10
Operating profit before exceptional items	1,017	5	(31)	103	(11)	22	1,105	9
Exceptional operating items(3)	(146)						(8)
Operating profit	871						1,097	26

(1)    See pages 213-214 and 282-284 for details of hyperinflation adjustment.
(2)     Fair value remeasurements. For further details see page 65.
(3)    Exceptional items are in respect of Diageo’s decision, announced on 28 June 2022, to wind down its operations in Russia. For further details on exceptional operating items see pages 65 and 219-220.

Business review (continued)

Markets and categories	Organic volume movement %	Reported volume movement %	Organic net sales movement %	Reported net sales movement %
Europe(1)	—	—	11	11

Great Britain(1)	(8)	(8)	7	6
Southern Europe(1)	4	5	12	13
Northern Europe(1)	8	6	11	12
Ireland(1)	3	3	16	18
Eastern Europe(1)	(15)	(15)	(3)	—
Turkey(1)	9	9	38	10

Spirits(1)	—	—	10	10
Beer	5	5	18	20
Ready to drink(1)	(2)	(2)	10	12
Global giants and local stars(2)		Organic volume movement(3) %	Organic net sales movement %	Reported net sales movement %
Guinness		6	20	21
Johnnie Walker		18	29	25
Baileys		(3)	(1)	1
Smirnoff		(1)	14	16
Captain Morgan		—	9	10
Tanqueray		—	6	7
JεB		(7)	(1)	2
Yenì Raki		—	7	(10)

Europe contributed	Europe organic net sales grew
21% of Diageo reported net sales in fiscal 23	11% in fiscal 23

Reported net sales by market (%)

Reported net sales by category (%)

(1)    Reported volume movement has been impacted by acquisitions and/or disposals. For further details see pages 282 and 285.
(2)    Spirits brands excluding ready to drink and non-alcoholic variants.
(3)    Organic equals reported volume movement, except for Tanqueray and JεB, which had reported volume movement of 1% and (6)% respectively.

Business review (continued)
Asia Pacific

•Reported net sales grew 11%, primarily reflecting strong organic growth and a favourable impact from foreign exchange.
•Organic net sales grew 13%. All markets grew, except Greater China, with strong double-digit growth in India, South East Asia, Travel Retail Asia and Middle East and North Asia.
•Price/mix of 7% was led by strong price increases across all markets. Positive mix was driven by strength in premium-plus scotch in most markets. Volume grew 8% in premium-plus price tiers.
•Spirits net sales grew 14%, primarily driven by double-digit growth in scotch, the region’s largest category. IMFL whisky(1) also contributed to growth, partially offset by a decline in Chinese white spirits.
•Organic operating margin expanded by 363bps as the benefits from the continued recovery of Travel Retail, price increases and operational efficiencies more than offset the impact of cost inflation.
•Marketing investment grew 9%, with focused investment in scotch in South East Asia, India, and Greater China.
•Advocating for responsible consumption of alcohol through DRINKiQ and brand campaigns, we reached more than 134 million consumers with messages that promote moderation.
•The SMASHED programme educated 340,216 young people on the dangers of underage drinking.
•We trained more than 8,236 people on business and hospitality skills through our Learning for Life programme and delivered 38,467 training sessions through Diageo Bar Academy.
•Our water efficiency improved by 16.2% this year, mainly by focussing on continuous improvement across the region. We piloted waterless cooling towers successfully in India and plan to introduce them more widely.
•Our Scope 1 and 2 carbon emissions decreased by 9%, mainly because of a green energy tariff in Australia and focussed energy improvement across the region.

Market highlights:
•India net sales grew 17%, driven by strong consumer demand and continued premiumisation. IMFL whisky and scotch delivered double-digit growth. Scotch growth was driven by Black Dog, Johnnie Walker Black Label and Black & White.
•Greater China net sales declined 4%. Strong performance in scotch was more than offset by a decline in Chinese white spirits which continued to be impacted by Covid-19 restrictions, especially in the on-trade. Scotch grew 13%, driven primarily by Taiwan, with strong performance in the super-premium-plus segment led by Johnnie Walker and The Singleton.
•Australia net sales grew 2%, primarily driven by price increases. Growth was led by rum, tequila and beer.
•South East Asia net sales grew 33%, benefitting from a strong recovery following the easing of Covid-19 restrictions and strong growth in the super-premium-plus segment. Scotch grew 31%, mostly driven by Johnnie Walker premium variants, and single malts, primarily The Singleton and Mortlach.
•North Asia (Korea and Japan) net sales grew 15%, benefitting from the recovery of the on-trade. Growth was primarily driven by double-digit growth in Windsor and Johnnie Walker premium-plus variants led by Johnnie Walker Blue Label and Johnnie Walker Black Label.
•Travel Retail Asia and Middle East net sales grew 67% primarily driven by Johnnie Walker premium-plus variants, led by Johnnie Walker Blue Label and Johnnie Walker Black Label.

Key financials

	2022	Exchange	Acquisitions and disposals	Organic movement	2023	Reported movement
	£ million	£ million	£ million	£ million	£ million	%
Net sales	2,884	65	(102)	353	3,200	11
Marketing	490	10	—	46	546	11
Operating profit before exceptional items	711	15	(21)	200	905	27
Exceptional operating items(2)	(241)				(473)
Operating profit	470				432	(8)

(1) Indian-Made Foreign Liquor (IMFL) whisky.
(2)    For further details on exceptional operating items see pages 65 and 219-220.

Business review (continued)

Markets and categories	Organic volume movement %	Reported volume movement %	Organic net sales movement %	Reported net sales movement %
Asia Pacific(1)	5	(14)	13	11

India(1)	6	(18)	17	7
Greater China	(2)	(2)	(4)	(1)
Australia	(10)	(10)	2	5
South East Asia(1)	20	20	33	36
North Asia	6	6	15	14
Travel Retail Asia and Middle East	38	38	67	65

Spirits(1)(2)	6	(15)	14	11
Beer	5	5	10	12
Ready to drink	(8)	(8)	1	4
Global giants and local stars(2)		Organic volume movement(3) %	Organic net sales movement %	Reported net sales movement %
Johnnie Walker		13	29	30
Shui Jing Fang(4)		(15)	(14)	(12)
McDowell's		(1)	4	7
Guinness		4	10	13
The Singleton		26	26	31
Smirnoff		8	15	19
Windsor		29	41	42
Black & White		28	36	39

Asia Pacific contributed	Asia Pacific organic net sales grew
19% of Diageo reported net sales in fiscal 23	13% in fiscal 23

Reported net sales by market (%)

Reported net sales by category (%)

(1)    Reported volume movement has been impacted by acquisitions and/or disposals. For further details see pages 282 and 285.
(2)    Spirits brands excluding ready to drink and non-alcoholic variants.
(3) Organic equals reported volume movement.
(4)    Growth figures represent total Chinese white spirits of which Shui Jing Fang is the principal brand.

Business review (continued)
Latin America and Caribbean

•Reported net sales grew 18%, reflecting organic growth and a favourable impact from foreign exchange, mainly due to a strengthening of the Mexican peso and Brazilian real.
•Organic net sales grew 9%, with most markets delivering growth, despite lapping strong double-digit growth in fiscal 22. Growth was broad-based across price tiers, except for value, which declined as a result of our premiumisation strategy. Strong price/mix was partially offset by a 3% decline in volume, primarily in the value price tier. Double-digit sales growth in the first half of fiscal 23 was followed by inventory normalisation in the second half.
•Price/mix was driven by strong price increases across all markets, and positive mix supported by the strength in premium-plus scotch in most markets.
•Spirits net sales grew 11%, primarily led by double-digit growth in scotch, particularly Johnnie Walker Black Label, Johnnie Walker Red Label and Old Parr. Growth was also driven by strong double-digit growth in Don Julio and Smirnoff.
•Organic operating margin expanded by 72bps. The positive impact of price increases, premiumisation, leverage on operating costs and one-off tax benefits more than offset the increases in marketing investment and cost inflation.
•Marketing investment grew 14%, ahead of organic net sales growth, with increased investment in most markets.
•We reached more than 176 million people with campaigns promoting moderation. They included ‘Derribando Mitos’, a campaign created in fiscal 21 for Peru and expanded this year to the Caribbean and Central America market. It aims to challenge myths about alcohol consumption.In fiscal 23, 'Derribando Mitos' reached more than 51 million people in countries.
•The SMASHED programme educated 984,213 young people on the dangers of underage drinking.
•We reduced our Scope 1 and 2 carbon emissions by 32%. Tequila was the biggest contributor, through new or upgraded biomass boilers in Mexico, and our changing production mix has also played a part.
•We generated the annual capacity to replenish more than 280,977 m3 through water sanitation and hygiene, tree planting and water catchment rehabilitation projects for communities in Brazil and Mexico.

Market highlights:
•Brazil net sales grew 8%, led by double-digit growth in Johnnie Walker and Old Parr. Growth was driven by price increases and higher marketing investment, leading to market share growth.
•Mexico net sales grew 9%, primarily driven by scotch and tequila. Scotch growth was led by Johnnie Walker Red Label and Johnnie Walker Black Label, driven by price increases. Tequila growth was driven by price increases, the lapping of aged liquid supply constraints in fiscal 22 and increased marketing investment.
•Central America and Caribbean (CCA) net sales grew 14%, mainly driven by scotch and tequila. Growth was driven by price increases, premiumisation and continuing momentum in the on-trade. Scotch growth was mostly driven by Johnnie Walker Black Label and Buchanan's, supported by increased marketing investment. Tequila growth was driven by Don Julio 1942.
•South LAC (Argentina, Bolivia, Chile, Ecuador, Paraguay, Peru and Uruguay) net sales grew 21%, primarily driven by scotch, vodka and gin. Growth was driven by price increases and premiumisation, partially offset by a decline in volume.
•Andean (Colombia and Venezuela) net sales declined 7%, due to an adverse macroeconomic environment in Colombia. Strong price increases and premiumisation were more than offset by a decline in volume.

Key financials

	2022	Exchange	Acquisitions and disposals	Organic movement	Other(1)	2023	Reported movement
	£ million	£ million	£ million	£ million	£ million	£ million	%
Net sales	1,525	129	3	142	—	1,799	18
Marketing	243	18	1	34	—	296	22
Operating profit	538	52	—	62	9	661	23

(1)    Fair value remeasurements. For further details see page 65.

Business review (continued)

Business review (continued)

Markets and categories	Organic volume movement %	Reported volume movement %	Organic net sales movement %	Reported net sales movement %
Latin America and Caribbean(1)	(3)	(3)	9	18

Brazil(2)	(1)	3	8	29
Mexico(1)	(4)	(3)	9	30
CCA	1	1	14	21
South LAC(2)	(3)	(11)	21	—
Andean(1)	(24)	(24)	(7)	(13)

Spirits(1)	(3)	(3)	11	19
Beer	9	9	16	25
Ready to drink	(13)	(13)	(7)	—
Global giants and local stars(3)		Organic volume movement(4) %	Organic net sales movement %	Reported net sales movement %
Johnnie Walker		4	16	23
Buchanan’s		(5)	6	11
Don Julio		6	22	40
Old Parr		10	20	26
Smirnoff		3	18	24
Black & White		(7)	13	26
Tanqueray		—	—	5
Baileys		(18)	(5)	1

Latin America and Caribbean contributed	Latin America and Caribbean organic net sales grew
11% of Diageo reported net sales in fiscal 23	9% in fiscal 23

Reported net sales by market (%)

Reported net sales by category (%)

(1)    Reported volume movement has been impacted by acquisitions and/or disposals. For further details see pages 282-285.
(2)    From 1 July 2022 Uruguay and Paraguay domestic channels moved on a management basis from PUB (Paraguay, Uruguay and Brazil) to PEBAC (Peru, Ecuador, Bolivia, Argentina and Chile) and the new cluster has been called South LAC. This reflects how management reviews performance.
(3)    Spirits brands excluding ready to drink and non-alcoholic variants.
(4)    Organic equals reported volume movement.

Business review (continued)
Africa

•Reported net sales grew 1%, primarily driven by organic growth and disposals, mostly offset by an unfavourable impact from foreign exchange.
•Organic net sales grew 5%, with growth across all markets, except East Africa. Growth was driven by price increases, partially offset by a decline in volume.
•Price/mix of 12% was driven by price increases across all markets and positive mix. Volume declines were primarily in the value and standard price tiers.
•Spirits net sales grew 8%, driven by growth in international spirits particularly Johnnie Walker Black Label, and Orijin.
•Beer net sales grew 3%, with strong growth in Africa Regional Markets and Nigeria, partially offset by a decline in East Africa. Growth was primarily driven by Malta Guinness and Guinness, which grew 22% and 7% respectively.
•Organic operating margin expanded by 126bps, primarily driven by price increases, productivity savings, positive category mix and lapping prior year one-off costs. These impacts were partially offset by cost inflation.
•Marketing investment grew 2%, focused on supporting spirits premiumisation and Guinness.
•The SMASHED programme educated 548,478 young people on the dangers of underage drinking.
•We reduced our Scope 1 and 2 carbon emissions by 33%, thanks largely to commissioning and optimising three biomass facilities in Kenya and Uganda.
•Our water efficiency decreased by 2.6% because of lower production volumes. We partly mitigated this by commissioning our water recovery plants in Nigeria and further optimising our water recovery plants in Kenya and Uganda.
•We trained more than 9,517 people (51% women) in business and hospitality skills through our Learning for Life programme in seven countries, including for the first time, Mozambique.
•Our community water, sanitation and hygiene (WASH) programmes provided clean water, sanitation and hygiene for water-stressed communities near our sites in all our water-stressed markets.

Market highlights:
•East Africa net sales declined 2%. Growth in spirits was more than offset by a volume decline in beer following price and duty increases. Spirits growth was primarily driven by scotch, particularly Johnnie Walker.
•Africa Regional Markets net sales grew 22% led by growth in beer, primarily driven by Malta Guinness supported by price increases. Spirits growth was primarily driven by Johnnie Walker Black Label.
•Nigeria net sales grew 11%. Growth was led by Guinness and Orijin.
•South Africa net sales grew 1%, primarily driven by growth in tequila and rum, which offset declines in vodka and gin. Super-premium-plus brands grew strongly at 38%.

Key financials

	2022	Exchange	Acquisitions and disposals	Organic movement	2023	Reported movement
	£ million	£ million	£ million	£ million	£ million	%
Net sales	1,682	(40)	(26)	83	1,699	1
Marketing	199	(3)	(5)	4	195	(2)
Operating profit before exceptional items	315	(141)	9	37	220	(30)
Exceptional operating items(1)	—				(44)
Operating profit	315				176	(44)

(1)    For further details on exceptional operating items see pages 65 and 219-220.

Business review (continued)

Business review (continued)

	Organic volume movement	Reported volume movement	Organic net sales movement	Reported net sales movement
Markets and categories	%	%	%	%
Africa(1)	(7)	(8)	5	1

East Africa	(7)	(7)	(2)	—
Nigeria	(4)	(4)	11	12
Africa Regional Markets(1)	(1)	(9)	22	(5)
South Africa	(18)	(18)	1	(3)

Spirits(1)	(2)	(2)	8	7
Beer(1)	(13)	(14)	3	(3)
Ready to drink(1)	—	(4)	11	5

		Organic volume movement(3)	Organic net sales movement	Reported net sales movement
Global giants and local stars(2)		%	%	%
Guinness		(8)	7	1
Johnnie Walker		5	11	8
Smirnoff		(23)	(6)	(9)

Other beer:
Malta Guinness		(7)	22	2
Senator		(17)	(4)	(4)
Tusker		(8)	(5)	(4)
Serengeti		(7)	(1)	8

Africa contributed	Africa organic net sales grew
10% of Diageo reported net sales in fiscal 23	5% in fiscal 23

Reported net sales by market (%)

Reported net sales by category (%)

(1)    Reported volume movement has been impacted by acquisitions and/or disposals. For further details see pages 282 and 285.
(2)    Spirits brands excluding ready to drink and non-alcoholic variants.
(3)    Organic equals reported volume movement, except for Guinness and Malta Guinness, which had reported volume movement of (9)% and (9)% respectively.

Business review (continued)
Corporate

Performance 2023

Sales and net sales
Corporate net sales principally arise from visitor centers and the global licensing of Diageo brands and trademarks. Corporate net sales were £88 million in the year ended 30 June 2023, an increase of £34 million. Net sales were favorably impacted by an organic increase of £33 million partially offset by £1 million exchange rate movement gain.

Operating costs
Corporate operating costs comprise central costs, including finance, marketing, corporate relations, human resources and legal, as well as certain information systems, facilities and employee costs that are not allocable to the geographical segments or to the Supply Chain and Procurement. Operating costs were £326 million in the year ended 30 June 2023 an increase of £88 million compared to operating costs of £238 million in the year ended 30 June 2022. The £24 million increase in costs in the year ended 30 June 2023 was principally a result of increased staff & IT costs, partially offset by favourable exchange rate movements of £58 million (£32 million translation impact and £26 million transactional exchange impact).

Performance 2022

Sales and net sales
Corporate net sales principally arise in the Guinness visitor centre in Dublin, Ireland and the income from the global licensing of Diageo brands and trademarks. Corporate net sales were £54 million in the year ended 30 June 2022, an increase of £34 million compared to the net sales of £20 million in the year ended 30 June 2021 due to organic increase of £35 million slightly offset by £1 million exchange rate movement loss.

Operating costs
Corporate operating costs comprise central costs, including finance, marketing, corporate relations, human resources and legal, as well as certain information systems, facilities and employee costs that are not allocable to the geographical segments or to the Supply Chain and Procurement. Operating costs were £238 million in the year ended 30 June 2022 an increase of £30 million compared to operating costs of £208 million in the year ended 30 June 2021. The increase in costs in the year ended 30 June 2022 was principally a result of increased staff costs of £39 million, partially offset by favourable exchange rate movements of £9 million (£8 million transactional exchange impact and £1 million translation impact).

Business review (continued)
Category and brand review

•Spirits net sales grew 6%, with flat volume. Growth was across most categories, including double-digit performance in scotch, tequila and IMFL whisky.
•Scotch net sales grew 12%, with 2% volume growth. Growth was led by Johnnie Walker, with strong growth of 15%, and scotch malts also grew strongly at 16%.
◦Johnnie Walker Black Label grew 16%, with particularly strong growth in Asia Pacific, where it grew 30%.
◦Johnnie Walker Blue Label grew 3%, supported by the return of Travel Retail.
◦Johnnie Walker Red Label grew 16%, with double-digit growth in all regions except Africa.
◦Scotch malts grew 16%, primarily driven by strong double-digit growth in Asia Pacific and North America.
•Tequila net sales grew 19%, reflecting strong performance of Don Julio and Casamigos which grew 20% and 16% respectively, driven by North America.
•Vodka net sales grew 1% with a volume decline of 3%. Declines in North America and Africa were offset by double-digit growth across all other regions.
•Rum net sales grew 2% driven by Captain Morgan growth across all regions except North America. Rum volume declined 7%.
•Liqueurs net sales declined 1%, driven by Godiva.
•Beer net sales grew 9%, with growth in all regions driven by strong performance from Guinness in Great Britain, Ireland, North America and Africa.
•Ready to drink net sales were flat, with growth in Europe and Africa offset by a decline in North America.

Key categories	Organic volume movement(1) %	Organic net sales movement %	Reported net sales movement %	Reported net sales by category %
Spirits(2)	—	6	12	79
Scotch	2	12	16	25
Tequila	10	19	32	12
Vodka(3)(4)	(3)	1	7	9
Canadian whisky(5)	(10)	(9)	—	6
Rum(4)	(7)	2	9	5
Liqueurs	(4)	(1)	3	5
Gin(4)	—	5	8	5
IMFL whisky(5)	8	15	—	4
Chinese white spirits(5)	(15)	(14)	(12)	3
US whiskey(5)	(8)	(4)	7	2
Beer	(7)	9	9	15
Ready to drink	(6)	—	3	4

Reported volume by category	Reported net sales by category	Reported marketing spend by category

■	Scotch	■	Vodka	■	US whiskey	■	Canadian whisky	■	Rum	■	IMFL whisky
■	Liqueurs	■	Gin	■	Tequila	■	Beer	■	Ready to drink	■	Other

(1)    Organic equals reported volume movement except for spirits (7)%, tequila 11%, vodka (4)%, gin (1)%, IMFL whisky (20)%, US whiskey (7)%, beer (8)% and ready to drink (7)%.
(2)    Spirits brands excluding ready to drink and non-alcoholic variants.
(3)    Vodka includes Ketel One Botanical.
(4)    Vodka, rum and gin include IMFL variants.
(5)    See pages 51-52 for details of Canadian whisky, US whiskey and pages 55-56 for details of IMFL whisky and Chinese white spirits.

Business review (continued)

Global giants, local stars and reserve(1):	Organic volume movement(2) %	Organic net sales movement %	Reported net sales movement %
Global giants
Johnnie Walker	9	15	19
Guinness	1	16	17
Smirnoff	(2)	8	14
Baileys	(5)	—	5
Captain Morgan	(2)	5	11
Tanqueray	(4)	1	6
Local stars
Crown Royal	(12)	(10)	—
Buchanan’s	(3)	7	15
McDowell's	(1)	4	6
Shui Jing Fang(3)	(15)	(14)	(12)
Old Parr	9	18	24
Black & White	2	20	28
JεB	(9)	(3)	—
Yenì Raki	—	8	(10)
Windsor	29	41	42
Bundaberg	—	18	21
Ypióca	(9)	7	21
Reserve
Don Julio	11	20	32
Casamigos(4)	7	15	27
Scotch malts	3	16	19
Ketel One(5)	(3)	1	11
Bulleit whiskey(6)	(9)	(6)	4
Cîroc vodka	(23)	(23)	(17)
(1)    Brands excluding ready to drink, non-alcoholic variants and beer except Guinness.
(2)    Organic equals reported volume movement except for Guinness 0% and McDowell's (2)%.
(3)    Growth figures represent total Chinese white spirits of which Shui Jing Fang is the principal brand.
(5)    Ketel One includes Ketel One vodka and Ketel One Botanical.
(6)    Bulleit whiskey excludes Bulleit Crafted Cocktails.

Global giants
39% of Diageo’s reported net sales and grew 10%.

Local stars
18% of Diageo’s reported net sales and declined 2%.
Reserve
29% of Diageo’s reported net sales and grew 7%.

Business review (continued)
Income statement

	30 June 2022 £ million	Exchange (a) £ million	Acquisitions and disposals (b) £ million	Organic movement(1) £ million	Fair value remeasurement (d) £ million	Hyperinflation(1) £ million	30 June 2023 £ million
Sales	22,448	588	(683)	1,091	—	71	23,515
Excise duties	(6,996)	114	569	(122)	—	33	(6,402)
Net sales	15,452	702	(114)	969	—	104	17,113
Cost of sales	(5,973)	(363)	84	(522)	5	(63)	(6,832)
Gross profit	9,479	339	(30)	447	5	41	10,281
Marketing	(2,721)	(151)	(15)	(152)	(1)	(11)	(3,051)
Other operating items	(1,961)	(66)	(16)	26	49	(8)	(1,976)
Operating profit before exceptional items	4,797	122	(61)	321	53	22	5,254
Exceptional operating items (c)	(388)						(622)
Operating profit	4,409						4,632
Non-operating items (c)	(17)						328
Net finance charges	(422)						(594)
Share of after tax results of associates and joint ventures	417						370
Profit before taxation	4,387						4,736
Taxation (e)	(1,049)						(970)
Profit for the year	3,338						3,766

(1)     For the definition of organic movement and hyperinflation see pages 282-284.

(a) Exchange
The impact of movements in exchange rates on reported figures for operating profit was principally in respect of the favourable exchange impact of the strengthening of the US dollar and Mexican peso against the sterling, partially offset by the weakening of the Nigerian naira, Ghanaian cedi and the Turkish lira.
The effect of movements in exchange rates and other movements on profit before exceptional items and taxation for the year ended 30 June 2023 is set out in the table below.

Gains/ (losses) £ million
Translation impact	246
Transaction impact	(124)
Operating profit before exceptional items	122
Net finance charges – translation impact	(32)
Net finance charges – transaction impact	6
Net finance charges	(26)
Associates – translation impact	8
Profit before exceptional items and taxation	104

	Year ended 30 June 2023	Year ended 30 June 2022
Exchange rates
Translation £1 =	$1.20	$1.33
Transaction £1 =	$1.30	$1.29
Translation £1 =	€1.15	€1.18
Transaction £1 =	€1.16	€1.15

Business review (continued)
(b) Acquisitions and disposals
The acquisitions and disposals movement in the year ended 30 June 2023 was primarily attributable to the disposal of the United Spirits Limited (USL) Popular brands and Guinness Cameroun S.A.

See pages 229-232 for further details.

(c) Exceptional items
In the year ended 30 June 2023, exceptional operating items were a loss of £622 million (2022 – a loss of £388 million), mainly due to charges related to brand impairment (£498 million) and the supply chain agility programme (£100 million).

In the year ended 30 June 2023, exceptional non-operating items were a gain of £328 million (2022 – a loss of £17 million), mainly driven by the gain in relation to the sale of Guinness Cameroun S.A. (£310 million).

See pages 218-220 for further details.

(d) Fair value remeasurement
The adjustments to marketing and other operating expenses were the elimination of fair value changes to contingent consideration liabilities and earn out arrangements in respect of prior year acquisitions of £113 million gain for the year ended 30 June 2023 and £65 million gain for the year ended 30 June 2022.

(e) Taxation
The reported tax rate for the year ended 30 June 2023 was 20.5% compared with 23.9% for the year ended 30 June 2022.

Included in the tax charge of £970 million in the year ended 30 June 2023 is a net exceptional tax credit of £186 million, including an exceptional tax credit of £124 million in respect of brand impairments, mainly the McDowell's brand, a tax credit of £57 million in respect of the deductibility of fees paid to Diageo plc for guaranteeing externally issued debt of its US group entities, a tax credit of £23 million in respect of the supply chain agility programme, partly offset by a tax charge of £42 million in respect of the sale of Guinness Cameroun S.A.

The reported tax charge for the year ended 30 June 2022 included an exceptional tax credit of £31 million, comprising exceptional tax credits of £35 million and £20 million on the impairment of the McDowell's and Bell's brands respectively, partly offset by an exceptional tax charge of £23 million in respect of the gain on the sale of the Picon brand and a further tax charge of £3 million in respect of winding down operations in Russia.

The tax rate before exceptional items for the year ended 30 June 2023 was 23.0% compared with 22.5% for the year ended 30 June 2022.

We expect the tax rate before exceptional items for the year ending 30 June 2024 to be in the region of 24%.

(f) Dividend
The group aims to increase the dividend each year. The decision in respect of the dividend is made with reference to the dividend cover as well as current performance trends, including sales and profit after tax together with cash generation. Diageo targets dividend cover (the ratio of basic earnings per share before exceptional items to dividend per share) within the range of 1.8-2.2 times. For the year ended 30 June 2023, dividend cover is 2.0 times. The recommended final dividend for the year ended 30 June 2023, to be put to the shareholders for approval at the Annual General Meeting is 49.17 pence, an increase of 5% on the prior year final dividend. This would bring the full year dividend to 80.00 pence per share, an increase of 5% on the prior year. The group will keep future returns of capital, including dividends, under review through the year ending 30 June 2024 to ensure Diageo’s capital is allocated in the best way to maximize value for the business and its stakeholders.
Subject to approval by shareholders, the final dividend will be paid to holders of ordinary shares and US ADRs on the register as of 25 August 2023. The ex-dividend date both for the holders of the ordinary shares and for US ADR holders is 24 August 2023. The final dividend, once approved by shareholders, will be paid to shareholders on 12 October 2023 and payment to US ADR holders will be made on 17 October 2023. A dividend reinvestment plan is available to holders of ordinary shares in respect of the final dividend and the plan notice date is 22 September 2023..

Business review (continued)
(g) Return of capital
Diageo completed a total of £1.4 billion return of capital for the year ended 30 June 2023, which included £0.9 billion related to the successful completion of Diageo’s previous share buyback programme in which £4.5 billion of capital was returned to shareholders, and returned an additional £0.5 billion of capital to shareholders which was announced as a new share buyback programme on 16 February 2023 and completed on 2 June 2023.
In the year ended 30 June 2023, the company purchased 37.8 million ordinary shares (2022 – 61.2 million) at a cost of £1,381 million (including transaction costs of £13 million) (2022 – £2,284 million including transaction costs of £16 million). All shares purchased under the share buyback programme were cancelled.

Business review (continued)
Movement in net borrowings and equity

Movements in net borrowings	2023 £ million	2022 £ million
Net borrowings at the beginning of the year	(14,137)	(12,109)
Free cash flow (1)	1,800	2,783
Acquisitions (2)	(342)	(206)
Investment in associates (2)	(93)	(65)
Sale of businesses and brands (3)	462	82
Share buyback programme (d)	(1,381)	(2,284)
Net sale of own shares for share schemes (5)	29	18
Purchase of treasury shares in respect of subsidiaries	—	(15)
Dividends paid to non-controlling interests	(97)	(81)
Net movements in bonds (6)	889	742
Purchase of shares of non-controlling interests (7)	(146)	—
Net movements in other borrowings (8)	59	79
Equity dividend paid	(1,761)	(1,718)
Net decrease in cash and cash equivalents	(581)	(665)
Net increase in bonds and other borrowings	(950)	(825)
Exchange differences (9)	159	(334)
Other non-cash items (10)	(32)	(204)
Net borrowings at the end of the year	(15,541)	(14,137)

(1) See page 49 for the analysis of free cash flow.
(2) In the year ended 30 June 2023, acquisitions included upfront payments of €246 million (£218 million) for Kanlaon Limited and Chat Noir Co. Inc. (the owner of Don Papa Rum) and $102 million (£89 million) for Balcones Distilling.
In the year ended 30 June 2022, acquisitions included the final earn-out payment in respect of the Casamigos acquisition amounting to $113 million (£83 million) and upfront payment of £62 million for 21Seeds.
In the years ended 30 June 2023 and 2022, investment in associates included additional investments in a number of Distill Ventures associates.
(3) In the year ended 30 June 2023, sale of businesses and brands included the disposal of Guinness Cameroun S.A. beer business for a net cash consideration, net of disposal costs, of £354 million and the disposal of the Popular brands of Diageo’s USL business, for a cash consideration, net of disposal costs, of £83 million.
In the year ended 30 June 2022, sale of businesses and brands included the cash received on the disposal of Picon brand, net of transaction costs.
(4) See page 66 for details of Diageo's return of capital programmes.
(5) Net sale of own shares comprised receipts from employees on the exercise of share options of £51 million (2022 – £32 million) less purchase of own shares for the future settlement of obligations under the employee share option schemes of £22 million (2022 – £14 million).
(6) In the year ended 30 June 2023, the group issued bonds of $2,000 million (£1,788 million – net of discount and fee) and €500 million (£441 million – net of discount and fee), and repaid bonds of $1,650 million (£1,340 million). In the year ended 30 June 2022, the group issued bonds of €1,650 million (£1,371 million - net of discount and fee) and £892 million (including £8 million discount and fee), and repaid bonds of €900 million (£769 million) and $1,000 million (£752 million).
(7) On 24 March 2023, Diageo completed the purchase of an additional 14.97% of the share capital of East African Breweries PLC (EABL). This increased Diageo's controlling shareholding position in EABL from 50.03% to 65.00%.
(8) In the year ended 30 June 2023, the net movements in other borrowings principally arose from the increase in commercial paper, collateral and bank loan balances offset by cash outflows of foreign currency swaps and forwards and repayment of lease liabilities. In the year ended 30 June 2022, the net movements in other borrowings principally arose from cash movements of foreign currency swaps and forwards partially offset by the repayment of lease liabilities.
(9) In the year ended 30 June 2023, exchange gains arising on net borrowings of £159 million were primarily driven by favourable exchange movements on US dollar and euro denominated borrowings and unfavourable exchange movements on cash and cash equivalents, foreign currency swaps and forwards. In the year ended 30 June 2022, exchange losses arising on net borrowings of £334

Business review (continued)
million were primarily driven by adverse exchange movements on US dollar denominated borrowings, partially offset by favourable movement on euro denominated borrowings, cash and cash equivalents, foreign currency swaps and forwards.
(10) In the year ended 30 June 2023, other non-cash items were principally in respect of additional leases entered into during the year partially offset by fair value movements of interest rate hedging instruments. In the year ended 30 June 2022, other non-cash items were principally in respect of additional leases entered into during the year.

Movements in equity	2023 £ million	2022 £ million
Equity at the beginning of the year	9,514	8,431
Adjustment to 2021 closing equity in respect of hyperinflation in Turkey (1)	—	251
Adjusted equity at the beginning of the year	9,514	8,682
Profit for the year	3,766	3,338
Exchange adjustments (2)	(686)	799
Remeasurement of post employment benefit plans net of taxation	(469)	497
Purchase of shares of non-controlling interests (3)	(146)	—
Hyperinflation adjustments net of taxation (1)	143	291
Associates' transactions with non-controlling interests	(7)	—
Dividend to non-controlling interests	(97)	(72)
Equity dividend paid	(1,762)	(1,718)
Share buyback programme (4)	(1,273)	(2,310)
Other reserve movements	309	7
Equity at the end of the year	9,292	9,514
(1) See page 280 for details of hyperinflation adjustments.
(2) Exchange movements in the year ended 30 June 2023 primarily arose from exchange loss driven by the Turkish lira, the Indian rupee and the Chinese yuan, partially offset by gains in Mexican peso and US dollar. Exchange movements in the year ended 30 June 2022 primarily arose from exchange gains driven by the US dollar and the Indian rupee, partially offset by Turkish lira.
(3) On 24 March 2023, Diageo completed the purchase of an additional 14.97% of the share capital of East African Breweries PLC (EABL). This increased Diageo's controlling shareholding position in EABL from 50.03% to 65.00%.
(4) See page 66 for details of Diageo's return of capital programmes.

Post employment benefit plans
The net surplus of the group’s post employment benefit plans decreased by £564 million from £1,151 million at 30 June 2022 to £587 million at 30 June 2023. The decrease in net surplus was predominantly attributable to the unfavourable change in the market value of assets held by the post employment benefit plans in the UK which was partially offset by the favourable change in the discount rate assumptions in the UK due to the increase in returns from ‘AA’ rated corporate bonds used to calculate the discount rates on the liabilities of the post employment benefit plans (from 3.8% to 5.2%). The net operating profit charge before exceptional items increased by £36 million from £39 million for the year ended 30 June 2022 to £75 million for the year ended 30 June 2023.

During the year ended 30 June 2023, following a remeasurement of the Diageo Lifestyle Plan, Diageo made a £16 million one-off deficit contribution to satisfy minimum funding requirement.

Total cash contributions by the group to all post employment benefit plans in the year ending 30 June 2024 are estimated to be approximately £75 million ($95 million).

Business review (continued)
Operating results 2022 compared with 2021

For the discussion on our operating results for the year ended 30 June 2021, including certain comparative discussion on our operating results for the years ended 30 June 2021 and 2022, please refer to 'Operating results 2022 compared with 2021' from page 93 in our Annual Report on Form 20-F (File No. 001-10691) filed with the Securities and Exchange Commission on 4 August 2022.

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

The table below sets forth the group’s available undrawn committed bank facilities as at 30 June 2023 and 30 June 2022.

	30 June 2023	30 June 2022
	£ million	£ million
Expiring within one year	99	793
Expiring between one and two years	496	103
Expiring after two years	2,083	1,893
	2,678	2,789

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

2. Analysis of cash flows

The table below sets forth the group’s cash flows for the year ended 30 June 2023 and 30 June 2022.

	30 June 2023	30 June 2022
	£ million	£ million
Net cash inflow from operating activities	3,024	3,935
Net cash outflow from investing activities	(1,197)	(1,341)
Net cash outflow from financing activities	(2,408)	(3,259)
Net decrease in net cash and cash equivalents	(581)	(665)
Exchange difference	(227)	239
Net cash and cash equivalents at beginning of period	2,211	2,637
Net cash and cash equivalents at end of period	1,403	2,211

Net cash inflow from operating activities was £3,024 million, a decrease of £911 million compared to the prior period, primarily driven by a strong growth in operating profit and favourable foreign exchange impact, which was more than offset by higher year-on-year working capital outflows, tax payments and interest paid.

Net cash outflow from investing activities was £1,197 million, a decrease of £144 million compared to 2022, primarily driven by business acquisitions of £435 million (2022 - £271 million) offset by the sale of businesses of £462 million (2022 - £82 million).

Net cash outflow from financing activities was £2,408 million, a decrease of £851 million compared to fiscal 22. This change was largely driven by the decreased level of share buyback programme related cash flows of £1,381 million (2022 – £2,284 million) offset by the £889 million net inflow in relation to bond issuances and repayments (2022 – £742 million net inflow).

The operating, investing and financing activities described above resulted in a decrease in net cash and cash equivalents of £808 million, from £2,211 million at 30 June 2022 to £1,403 million at 30 June 2023.

Business review (continued)

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

The table below sets forth the group’s gross borrowings and net borrowings as at 30 June 2023 and 30 June 2022.

	30 June 2023 £ million	30 June 2022 £ million
Overdrafts	(36)	(74)
Other borrowings due within one year	(1,665)	(1,448)
Borrowings due within one year	(1,701)	(1,522)
Borrowings due between one and three years	(3,522)	(2,817)
Borrowings due between three and five years	(2,874)	(2,625)
Borrowings due after five years	(8,405)	(9,056)
Fair value of foreign currency forwards and swaps	347	356
Fair value of interest rate hedging instruments	(377)	(283)
Lease liabilities	(448)	(475)
Gross borrowings	(16,980)	(16,422)
Offset by:
Cash and cash equivalents	1,439	2,285
Net borrowings	(15,541)	(14,137)

The table below sets forth the percentage of the group’s gross borrowings and cash and cash equivalents by currency as at 30 June 2023.

	Total	US dollar %	Sterling %	Euro %	Indian Rupee %	Chinese Yuan %	Nigerian Naira %	South Korean won	Other %
Gross borrowings	(16,980)	34.00%	37.00%	23.00%	—%	—%	—%	—%	6.00%
Cash and cash equivalents	1,439	38.00%	3.00%	3.00%	9.00%	14.00%	6.00%	3.00%	24.00%

Based on average monthly net borrowings and net interest charge, the effective interest rate for the year ended 30 June 2023 was 3.9%. For this calculation, net interest charge excludes fair value adjustments to derivative financial instruments and borrowings and average monthly net borrowings include the impact of interest rate swaps that are no longer in a hedge relationship but exclude the market value adjustment for cross currency interest rate swaps.

For the year ended 30 June 2023, the group issued bonds of $2,000 million (£1,788 million – net of discount and fee) and €500 million (£441 million – net of discount and fee), and repaid bonds of $1,650 million (£1,340 million). In the year ended 30 June 2022, the group issued bonds of €1,650 million (£1,371 million - net of discount and fee) and £892 million (including £8 million discount and fee), and repaid bonds of €900 million (£769 million) and $1,000 million (£752 million).

The principal components of the £1,404 million increase in net borrowings from 30 June 2022 to 30 June 2023 were mainly the £1,800 million of free cash flow and £889 million net movements in bonds, partially offset by £1,762 million equity dividends and £435 million in respect of the acquisitions.

For information on the maturity profile of net borrowings and a further description of net borrowings, please see note 17 – Net borrowings in the consolidated financial statements.

Business review (continued)

For information on the use of financial instruments including for hedging purposes, please see “Note 16 – Financial instruments” in the consolidated financial statements.

The group’s management is committed to enhancing shareholder value in the long-term, both by investing in the business and brands so as to deliver continued improvement in the return from those investments and by managing the capital structure. Diageo manages its capital structure to achieve capital efficiency, provide flexibility to invest through the economic cycle and give efficient access to debt markets at attractive cost levels. This is achieved by targeting an adjusted net borrowings (net borrowings aggregated with post employment benefit liabilities) to adjusted EBITDA leverage of 2.5 - 3.0 times, this range for Diageo being currently broadly consistent with an A band credit rating. Diageo would consider operating outside of this range in order to effect strategic initiatives within its stated goals, which could have an impact on its rating. If Diageo’s leverage was to be negatively impacted by the financing of an acquisition, it would seek over time to return to the range of 2.5 - 3.0 times. The group regularly assesses its debt and equity capital levels against its stated policy for capital structure. As at 30 June 2023 the adjusted net borrowings (£15,914 million) to adjusted EBITDA ratio was 2.6 times. For this calculation, net borrowings are adjusted by post employment benefit liabilities before tax (£373 million) whilst adjusted EBITDA (£6,120 million) comprises operating profit excluding exceptional operating items and depreciation, amortisation and impairment and includes share of after tax results of associates and joint ventures. See page 289 for the reconciliation and calculation of the adjusted net borrowing to adjusted EBITDA ratio.

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

b) The following bonds were issued and repaid:

	30 June 2023	30 June 2022
	£ million	£ million
Issued
€ denominated	441	1,371
£ denominated	—	892
$ denominated	1,788	—
Repaid
€ denominated	—	(769)
$ denominated	(1,340)	(752)
	889	742

Business description (continued)
4. Contractual obligations and other commitments

	Payments due by period
As at 30 June 2023	Less than 1 year £ million	1-3 years £ million	3-5 years £ million	More than 5 years £ million	Total £ million
Long-term debt obligations	1,459	3,614	2,982	8,651	16,706
Interest obligations	541	750	623	1,503	3,417
Credit support obligations	15	—	—	—	15
Purchase obligations	1,904	736	291	71	3,002
Commitments for short-term leases and leases of low-value assets	32	3	1	—	36
Provisions and other non-current payables	125	240	157	213	735
Lease obligations	93	131	88	239	551
Capital commitments	596	3	—	—	599
Other financial liabilities	218	—	—	—	218
Total	4,983	5,477	4,142	10,677	25,279

Long-term debt obligations comprise the principal amount of borrowings (excluding foreign currency swaps) with an original maturity of greater than one year. Interest obligations comprise interest payable on these borrowings and are calculated based on the fixed amounts payable and where the interest rate is variable on an estimate of what the variable rates will be in the future. Credit support obligations represent liabilities to counterparty banks in respect of cash received as collateral under credit support agreements. Purchase obligations include various long-term purchase contracts entered into for the supply of raw materials, principally bulk whisk(e)y, cereals, cans and glass bottles. Contracts are used to guarantee the supply of raw materials over the long term and to enable a more accurate prediction of costs of raw materials in the future. For certain provisions, discounted numbers are disclosed.
Corporate tax payable of £135 million and deferred tax liabilities of £2,183 million are not included in the table above, as the ultimate timing of settlement cannot be reasonably estimated.
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

Business description (continued)
5. Capital repayments

Authorisation was given by shareholders on 6 October 2022 to purchase a maximum of 227,870,414 ordinary shares at a minimum price of 28 101/108 pence and a maximum price of the higher of (a) 105% of the average market value of the company's ordinary shares for the five business days prior to the day the purchase is made and (b) the higher of the price of the last independent trade and the highest current independent bid on the trading venue where the purchase is carried out. The programme expires at the conclusion of the next Annual General Meeting or on 5 January 2024, if earlier.
Diageo completed a total of £1.4 billion return of capital for the year ended 30 June 2023, which included £0.9 billion related to the successful completion of Diageo’s previous share buyback programme in which £4.5 billion of capital was returned to shareholders finalised in February 2023, and returned an additional £0.5 billion of capital to shareholders which was announced as a new share buyback programme on 16 February 2023 and completed on 2 June 2023.
During the year ended 30 June 2023, the group purchased 38 million ordinary shares (2022 – 61 million; 2021 – 3 million), representing approximately 1.5% of the issued ordinary share capital (2022 – 2.4%; 2021 – 0.1%) at an average price of 3,616 pence per share, and an aggregate cost of £1,381 million (including £13 million of transaction costs) (2022 – 3,709 pence per share, and an aggregate cost of £2,284 million, including £16 million of transaction costs; 2021 – 3,407 pence per share, and an aggregate cost of £109 million, including £1 million of transaction costs) under the share buyback programme. The shares purchased under the share buyback programmes were cancelled.
For further details about the shares purchased and the average price paid per share please refer to note 18 in the consolidated financial statements.

Business description (continued)

'Society 2030: Spirit of Progress' – putting positive societal impact at the heart of our business strategy
We are a successful global business, building and nurturing some of the world’s most recognised brands. A fundamental part of our success is being responsible. That is about making sure we are inclusive and sustainable, and acknowledging that our impact and influence extend beyond our own operations. It is also about being accountable and transparent – which is why we report our non-financial performance in this section.

Responding to the issues that matter
'‘Society 2030: Spirit of Progress‘ is our global programme addressing the most material(1) issues facing our company, people, brands, suppliers and communities. Its ambitions are embedded in our business strategy, and it aims to make a positive impact on people and the planet everywhere we live, work, source and sell.
The programme builds on our earlier progress on environmental, social and governance (ESG) issues. At the heart of ‘Society 2030: Spirit of Progress‘ are three priorities:
•Promote positive drinking – changing the way the world drinks, for the better.
•Champion inclusion and diversity – creating an inclusive and diverse culture for a better business.
•Pioneer grain-to-glass sustainability – preserving the natural resources we all depend on.
We have set 25 targets across a range of ESG issues that matter to our business, to the communities we work with, to society as a whole and to the planet. We’ve mapped these targets to the objectives and timeline of the UN’s 2030 Sustainable Development Goals. While we have made significant progress against many of our targets, there is still much to do. In some cases, we set our targets with the expectation that we'd need innovation to reach them, and we still do. We also regularly review our material issues to make sure the 'Society 2030: Spirit of Progress' plan is still fit for purpose to address the issues most material to our business and our impact on people and the planet. While we made no changes to our plan or targets in fiscal 23, we will continue to assess them and expect to refine and possibly reframe our approach to material issues in fiscal 24.
This section of the Annual Report sets out our progress against our targets in fiscal 23, and our future plans. It contains reporting on other aspects of our non-financial performance, as part of our continuing drive to be transparent and accountable. This includes reporting on how we are addressing climate change risk against the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD). It also includes information about our approach to human rights, business integrity, our people and health and safety, all of which are fundamental to our long-term success as a responsible business.

A better world, a better business
By working towards our goals, we are doing the right thing by contributing to a better society and a healthier planet. We believe we are also making ourselves a better, more competitive business, and one that is more resilient for the long term.
More specifically, ‘Society 2030: Spirit of Progress‘ helps us to:
•Manage our risks from climate change, and spot opportunities to innovate
•Attract the best, most diverse talent
•Make our supply chains more resilient
•Enhance our reputation with our investors, consumers and other stakeholders
•Strengthen our brands

Governance
Both the Board and the Executive Committee oversee our ‘Society 2030: Spirit of Progress‘ plan. The Board conducts regular reviews of our most material issues, our strategy to address those issues and our targets used to measure our strategy in action. Our Chief Executive, Debra Crew, is ultimately accountable for overall performance against ESG targets, while responsibility for the component parts of 'Society 2030: Spirit of Progress' is shared between members of our Executive Committee. At the local and market level, our regional presidents and general managers have frontline responsibility, supported by our Global Spirit of Progress Director and team. The markets are also supported by Executive Committee members representing global functions.

Linking performance to remuneration
Five of our targets are key performance indicators for our business as a whole, which is why they're also linked to our senior leaders’ long-term incentive plans. The goals in our long-term incentive plans include:
•Number of people who confirm changed attitudes to the dangers of underage drinking after participating in a Diageo-supported education programme
•Inclusion and diversity (one measure of the percentage of female leaders globally and another measure of the percentage of ethnically diverse leaders globally)
•Improvement in water efficiency
•Reduction in greenhouse gas emissions in our direct operations (Scope 1 & 2)
This represents all three strategic priorities of our ‘Society 2030: Spirit of Progress‘ ambition, and reflects our vision to make a positive impact on the environment and society.
(1) Our latest materiality assessment is included in our ESG Reporting Index.

Business description (continued)
Reporting transparently
We define our targets carefully, along with clear non-financial reporting boundaries and methodologies for each. For more details, see page 292-295. The reporting of non-financial information is evolving quickly. We are committed to continuously evaluating and improving our approach as well as responding to changes in regulation.

Promote positive drinking
As a responsible business, we want to change the way people drink – for the better. This is why we promote moderate drinking and invest in education programmes to discourage the harmful use of alcohol.

Around the world, we reach audiences with messages that aim to change attitudes, whether it’s highlighting the harm of underage drinking or binge drinking, warning of the dangers of drink driving, or using our brands to highlight the importance of moderation.
We continue to look for ways to improve as we strive to engage more people through our work to promote positive drinking. This extends to how we measure and evaluate the impact of our work and its effect on changing peoples' attitudes.

How we promote positive drinking
Our main tools are:
•DRINKiQ – our interactive online platform that gives users facts about alcohol and the effects of drinking on the body and mind, and the impact that harmful alcohol consumption has on people and society.
•SMASHED – an award-winning programme that educates young people on the dangers of underage drinking.
•'Wrong Side of the Road' – our interactive learning experience that aims to discourage drink driving.
•Brand-led campaigns – harnessing our marketing resources to promote moderation through our brands.
We stringently control our own marketing and advertising, in line with our Diageo Marketing Code. We work with our industry and with advertising organisations to help create a safe environment in media and online.
Our work is coordinated by our Positive Drinking Council, which has representatives from across the business.

Increasing knowledge and awareness with DRINKiQ

Target by 2030 Champion health literacy and tackle harm through DRINKiQ in every market where we live, work, source and sell
Number of markets that have launched DRINKiQ	21

DRINKiQ is our online responsible drinking tool. It champions health literacy by providing facts about alcohol, complementing resources offered by governments, charities and other stakeholders. The aim is to invite consumers to change their attitudes to alcohol and empower them to achieve a balanced lifestyle.
We have launched DRINKiQ in all the markets where it's legally permissible. It is live in 21 markets, 56 countries and 23 languages, and we promote it through our product labels, social media channels and marketing to make sure as many people as possible use it. While we have reached our target by launching DRINKiQ in all the markets we operate in, we are determined to continue promoting it so that consumers have access to information that can increase their knowledge and awareness of the impact of harmful drinking.
In fiscal 23, markets around the world ran campaigns to connect people with DRINKiQ. In Hungary, we teamed up with Sziget, the Island of Freedom, the biggest summer festival in Central Eastern Europe, to deliver an innovative DRINKiQ campaign. Visitors got responsible drinking messages and links to DRINKiQ.com through reusable cups, fence banners, tote bags, Facebook and Instagram posts. Tens of thousands of people visited DRINKiQ during the summer and the campaign was shortlisted for the European Festival Awards. In South Korea, a DRINKiQ digital campaign over the festive period resulted in more than 20,000 people completing the DRINKiQ Quiz and 2.4 million page views in just one month.

Business description (continued)
Tackling underage drinking through SMASHED

Target by 2030 Scale up our SMASHED partnership and educate 10 million young people, parents and teachers on the dangers of underage drinking
Number of people educated on the dangers of underage drinking through a Diageo-supported education programme in fiscal 23	1,985,817

We believe it is never acceptable for anyone underage to consume alcohol. This is why we have run campaigns and programmes to combat underage drinking for many years, including campaigns to ensure a consistent approach to legal purchase age for alcohol across categories. SMASHED is a programme that educates young people aged from 10 to 17 in 38 countries on the dangers of underage drinking either live or online format. It was developed by Collingwood Learning and we are proud to sponsor it.
SMASHED began in 2005 as a live theatre production and has since been adapted for online learning. To make the programme as successful as possible, the performance can be tailored to specific countries using local actors and cultural references.
In fiscal 23, our ambition was to educate more than 800,000 people through SMASHED, but we have surpassed this by educating 1,985,817 people, with 1,548,996 people confirming changed attitudes on the dangers of underage drinking following participation in a Diageo-supported education programme. We have educated 3.79 million people since our baseline year of 2018.

To achieve this, we have:
•Extended SMASHED Live to 10 new countries and SMASHED Online to 12 new countries including Argentina, Chile, Paraguay, Panama and Costa Rica.
•Launched a shorter facilitated live version, allowing us to reach more people while maintaining the programme's effectiveness. This was a direct response to feedback from teachers.
•Developed three new versions of SMASHED Online in India.
•Launched a new version of SMASHED Online for Northern Ireland.
SMASHED has been recognised by industry and marketing peers, winning 12 awards from eight organisations in fiscal 23. The awards recognised the quality of the learning experience, the creativity of its immersive, story-led approach and excellence in other areas including innovation and digital technology.

Changing attitudes to drink driving

Target by 2030 Extend our UNITAR partnership and promote changes in attitudes to drink driving, reaching five million people
Number of people educated about the dangers of drink driving in fiscal 23	706k

We have long worked to alert people to the dangers of drink driving. Initially we partnered with police, local authorities and other agencies that support enforcement of drink drive laws. In 2021, we launched the 'Wrong Side of the Road' (WSOTR) digital learning resource with the United Nations Institute for Training and Research (UNITAR) to help people understand the impact of drink-driving on themselves and others.

WSOTR is available in digital and classroom formats, is live in 24 countries, and reached 706,000 people in fiscal 23. This year, we have found new ways to reach more people through partnerships in India, reaching 230,000 people by:
•Launching WSOTR with the national road safety agency – driving-test candidates can now experience WSOTR as they wait for their driving test.
•Making WSOTR available in a classroom format through driving schools.
We believe that promoting WSOTR in a setting such as a driving school, where people are already learning about road safety is a particularly effective setting for this resource.

Business description (continued)
Using the power of our brands

Target by 2030 Leverage Diageo marketing and innovation to make moderation the norm – reaching 1 billion people with dedicated responsible drinking messages
Number of people reached with responsible drinking messages from our brands in fiscal 23	645m

Our brands are among our most powerful tools in shaping consumer attitudes and promoting moderation. We are proud to have achieved our 2030 target early, having reached more than 1.4 billion people in total with messages of moderation from fiscal 21 to the end of fiscal 23. We have done this by delivering campaigns at scale in all the key regions where we operate.
Our fiscal 23 highlights include:
•In North America, reaching 88 million people with our Johnnie Walker 'Rewind the Night' moderation campaign.
•In Latin America and Caribbean, continuing to expand the 'Derribando Mitos' moderation campaign, now in its third year, to reach 51 million people across seven countries.
•In China, combining the power of the Baileys and Tanqueray No. TEN brands with a deep understanding of popular culture and a 'digital first' approach to promote moderation among young, urban adults, reaching 14.8 million people.
We remain committed to using our expertise in consumer insights and marketing to positively influence attitudes towards moderation across the world.

Marketing in a responsible way

Our Diageo Marketing Code (DMC) and Digital Code not only set minimum standards for responsible marketing, they also represent a cornerstone of our corporate culture and the way we do business. The DMC includes, among other principles, our commitment to making sure we depict and encourage only responsible and moderate drinking, and never target underage audiences. We are proud to have a proven track record of compliance, which is underpinned by mature business processes, and appropriate checks and balances in every market we operate in.
We published the latest version of the DMC in January 2023, with enhanced rules governing the marketing of our non-alcoholic brands and reinforcing our commitment to advertise them to adults only. Also, in September 2022 we launched a new e-learning module on digital compliance for our brand teams worldwide, with guidance on topics including:
•Transparency – making sure that influencers’ social media posts promoting our brands tell consumers about the nature of the partnership with hashtags such as #Ad.
•Data privacy – further strengthening our approach to the use of consumer data in our digital marketing in line with GDPR (General Data Protection Regulation) principles.
We continue to play a leading role in shaping a vision for a safe, inclusive online ecosystem for our consumers and brands. This is why we have championed the updated version of the World Federation of Advertisers (WFA) Global Media Charter, released in March 2023, re-emphasising our focus on marketing responsibly and making a positive societal impact.
We are pleased to report that all our ads complied with a 2023 review by the WFA’s Responsible Marketing Pact and the European Advertising Standards Alliance, aimed at making sure alcoholic beverage ads do not contain elements that appeal mainly to minors. We are also pleased that no complaints about Diageo marketing were upheld by key industry bodies this year (see next page).

Business description (continued)
Advertising complaints upheld by key industry bodies that report publicly
Across some of our markets, advertising regulators and industry bodies publicly report breaches of self-regulatory alcohol marketing codes.     No breaches were upheld by any of these key bodies about Diageo's advertising this year.

Incidents of non-compliance concerning marketing communications – FY23(1)
Country	Body	Industry complaints upheld	Complaints about Diageo brands upheld
United States	Distilled Spirits Council of the United States	0	0
Australia	ABAC Scheme	27	0
United Kingdom	Advertising Standards Authority	17	0
	Portman Group	9	0
Republic of Ireland	Advertising Standards Authority for Ireland	3	0
(1) From 1 July 2022 to 5 May 2023.

Business description (continued)

Doing business the right way
We want to do business in the right way every day, everywhere. This is about making sure our people and suppliers demonstrating integrity, living our values, and behaving in an ethical way that underpins our Code of Business Conduct. We expect everyone who works for us and alongside us to uphold human rights and stand up for what is right.

Standing up for human rights
We want people who work for us or with us to feel they are treated fairly and with respect. This means working hard to make sure we don’t infringe their human rights, and that we are not complicit with anyone else who does. We seek to build credibility and trust by expecting everyone who works with us to adopt our standards.
Our policies cover our responsibilities to protect the human rights of everyone working in our direct operations, our value chain and communities. They are in line with internationally recognised laws, regulations and guidelines including the UN Guiding Principles on Business and Human Rights, and the International Labor Organization’s Declaration on Fundamental Principles and Rights at Work.

Updating our human rights governance
We continue to enhance our policies(1), standards and disclosures and embed human rights in our enterprise risk management processes.
In fiscal 23, our Global Audit and Risk team reviewed our human rights due diligence by risk area and risk setting to look for opportunities to strengthen our approach and better assess its effectiveness. As a result, we are strengthening our internal governance risk assessment process and committing to more frequent audits of our high-risk markets with:
•A strategic human rights review with the Board at least once a year
•An annual review of our list of high-risk markets for direct operations
•An annual review of human rights risks by direct operations against a self-assessment questionnaire
•A commitment to audit high-risk markets once every three years
We have also developed training to build our teams' capability in effectively managing human rights risks. This helps us to be alert to these risks and able to act effectively when we see them.

Focussing on salient human rights issues
Our Human Rights Impact Assessment (HRIA) programme from 2015 to 2021 highlighted three salient external business and supply chain risks: labour rights, including child labour risks; labour standards for contract workers; and sexual harassment in the hospitality sector. In response, we created awareness programmes on child labour and modern slavery, conducted an independent review of contract labour and developed standards and training to protect brand promotion teams.
To refresh and enhance our assessment of salient issues, we’re reviewing current and emerging laws and regulations alongside our internal processes to assess our operational, commercial and reputational risk in priority jurisdictions. We are also assessing salient risks for third-party suppliers in priority supply chains.
We have also continued to address our global salient risks by:
•Launching a brand promoter training website in 18 languages to help us track training completions and agency compliance with our Brand Promoter Standard.

Brand promoter training website in 18 languages
•Refreshing our child labour training and making it part of our wider smallholder farmer programme from fiscal 24
•Participating in a pilot project in Africa to understand the gaps that exist within our supply chain to living wage benchmarks and how we can support our supply chain to bridge those gaps through time

Strengthening our approach to responsible sourcing
To enhance our approach to responsible sourcing we have begun screening for human rights with higher-risk potential suppliers before onboarding. This helps us make more informed decisions on human rights risks and gives us the chance to assess and mitigate the salient issues before we contract with a supplier. We have also extended our supplier requirements on responsible sourcing to our licensed manufacturers globally.
(1) https://www.diageo.com/en/our-business/corporate-governance/code-of-business-conduct/policies-and-standards

Business description (continued)
Connecting climate risk with human rights
Climate change is already having a negative impact on people and communities, not least through water stress, but also by affecting working conditions. We’ve begun a project looking at how we can help workers in our sugarcane supply chain avoid serious health impacts from heat stress driven by climate change. We have partnered with NGOs, government agencies, customers and our suppliers to build awareness around the issues workers face in a changing climate, measure their metabolic data and implement plans to improve conditions. This includes providing workers with more water and mobile shade tents, as well as rest schedules designed around the conditions in specific sites. We have launched this programme with our suppliers in our rum supply chain in Jamaica and Guatemala.

Upholding business integrity

Working with integrity is an important part of who we are and how we achieve our performance ambition to be the best performing, most trusted and respected consumer products company in the world. We all have a part to play in building credibility and trust with stakeholders by doing our jobs in the right way. By being proud of what we do, and how we do it, our conduct will bring about success we can all be proud of.

Reinforcing our Code of Business Conduct
Our Code of Business Conduct is central to how we encourage all our people to work in the right way by making the right choices. Our Code sets out what we stand for as a business and how we demonstrate our high standards of integrity and ethical behaviour. It is guided by our purpose and values. It seeks to provide clarity on how we are expected to behave to build the trust and respect of everyone who interacts with us.
Each year, all eligible employees receive mandatory training as an opportunity to reflect and certify that they have read, understood and complied with the Code and our global policies. This year, 97% of eligible employees completed the training.
Training is via an interactive e-learning module accessible through any device, or classroom training for those who do not have regular computer access. The training covers topics that help employees understand more about doing the right thing, from grain to glass.
This year, there were 88 breaches of the Code, down by 27% compared to fiscal 22.

Training completed by
97% of eligible employees

Managing third-party risks
Business integrity is also vital in our network of relationships with third parties. Our Know Your Business Partner (KYBP) programme helps us screen for potential risks and be certain about the true identity of third parties before we start a contractual relationship with them.
Throughout fiscal 23, we continued to expand our third-party screening programme to incorporate the many new sanctions rules relating to Russia’s invasion of Ukraine. We also focussed on streamlining the KYBP process by better integrating it into our customer and vendor onboarding to make ourselves more efficient, without making the process any less thorough.

Promoting our whistleblowing service
We encourage everyone to report potential breaches of our Code, policies or standards through our confidential whistleblowing service, SpeakUp. This is run by an independent third-party, is available around the clock and lets employees and external parties report concerns anonymously. This includes issues like bullying, harassment, discrimination and human rights concerns.
The number of SpeakUp reports filed fell during fiscal 23 and is now similar to pre-pandemic levels. In fiscal 23, we rolled out a global awareness campaign for SpeakUp, emphasising our zero tolerance of retaliation against anyone reporting a concern or helping with an investigation. The video-based campaign also showcased the SpeakUp QR code for easy access to the system.
Training our leaders
Treating each other with dignity and respect is an important part of doing business the right way. To reinforce this, we’ve created a training programme for our leaders called Leading with Integrity, designed to:
•Increase awareness of our Dignity at Work policy
•Give guidance on managing SpeakUp reports and resolving any conflicts
•Give leaders the tools they need to handle and resolve issues around Dignity at Work
•Build knowledge, shared understanding and skills on the importance of leading in line with our values and leadership standards

Business description (continued)

Our people and culture:
the key to our success
Our talented and diverse workforce, together with our brands and inclusive culture, continue to be a competitive advantage for our business, enabling us to perform at our best.

Highly engaged people and an inclusive culture
Our 30,237 people(1) are our most valuable assets. Their sense of purpose and pride in what they do, and their commitment to our brands, consumers, customers and each other are the hallmarks of our culture.
In December 2022, we celebrated our 25th anniversary with a global webcast and heard from employees on what they valued most about working for Diageo. The themes were consistent with those emerging from our employee listening sessions, namely the quality of our talent, our purpose, values and brands, and our uniquely diverse workforce and inclusive culture. The feedback also reinforces our core values: we are passionate about our customers and consumers and always strive to be the best. We give each other freedom to succeed and value each other. We work hard so we can be proud of what we do, and this pride is a source of energy that fuels our performance.

Employee Engagement Index
84%(2)

Despite ongoing volatility in our markets, we continue to see strong employee engagement. In our Your Voice survey this year, our Employee Engagement Index increased from 82% in fiscal 22 to 84%, and our Employer Advocacy score – the proportion of people who would recommend Diageo as a great place to work – is 84%, which is 11 percentage points higher than our external benchmark(3) . That is an improvement of two percentage points on last year. Similarly, the percentage of people who are proud to work for Diageo improved by one percentage point to 91%, which is 14 percentage points higher than our external benchmark. This strong advocacy and pride contributes to the strength of our external employer brand. In fiscal 23, we have seen a 31% increase in the number of external applicants for open roles, while engagement with our employer brand LinkedIn content has been above benchmark levels.
Diageo's purpose is 'celebrating life every day, everywhere'. Recognising the importance of celebration in engagement and performance, in fiscal 23 we began to roll out a global employee recognition programme, Celebrate. This programme empowers our people to formally acknowledge each other for the small and big moments. Building a culture of gratitude and appreciation is core to how we live our values and purpose every day. So far, employees have made 27,000 awards in North America, United Kingdom and Ireland through the programme. In markets where Celebrate is live, 85% of employees have received recognition through the Celebrate platform and we intend to roll the platform out across all our markets to further strengthen our culture.

Helping our people realise their potential
We believe that Diageo grows when our people grow. Our talent strategy is to empower our people with the developmental experiences to facilitate their growth and successful careers at Diageo. To support our people’s career progression, we aim to fill our vacancies internally where we can. In fiscal 23, we recorded 5,092 career moves which translates to an average of 14 people a day making career moves. We have increased internal appointments into leadership roles to 72.8% – up one percentage point on fiscal 22. Our general managers come from diverse functional and professional backgrounds, fuelling our strong performance with diversity of experience, and giving our people opportunities for cross-functional experiences. Also, international moves increased by 15.9% this year, and we continued to offer developmental webinars, workshops and networking to all employees through our Craft my Career programme.
To meet the demands of our growth strategy, we are putting extra investment into new and emerging capabilities in digital, ESG and leadership. In fiscal 23, our people completed 11,538 digital training courses in different areas in partnership with our external partners. Through our Digital Now capability programme, we are equipping our people with the capability and mindset to accelerate digital transformation. Similarly, we partnered with Oxford Saïd Business School to upskill our leadership in ESG to support the delivery of our ‘Society 2030: Spirit of Progress‘ goals.
We believe that an environment of openness, integrity and trust fosters greater collaboration, experimentation, and bolder execution. Our Senior Leadership Team have focussed on how to enable bolder performance by creating a psychologically safe environment, helping their teams take risks, share their opinions and experiment with innovative ideas. We have seen a five percentage point increase in the proportion of employees who feel comfortable with raising concerns, ideas, and opinions without fear of consequence this year compared to fiscal 22.
(1)This data is calculated as an average across the 12 months of fiscal 23
(2)This is based upon the respondents to the fiscal 23 Your Voice engagement survey
(3)Based on a blend of Ipsos Karian and Box, Qualtrics benchmark data. Global Manufacturing benchmark includes organisations with global coverage that operate within FMCG and other industry sectors.

Business description (continued)
Enabling a great employee experience
Putting our people at the heart of everything we do is critical to our success — it's how we deliver our people strategy and performance ambition, and create the most inclusive and diverse culture. To achieve this, it's imperative we take the needs and opinions of our people into account in designing and implementing effective people-centric solutions.
This year, we launched our employee experience champions network, providing a global, diverse 'voice of the employee' network enabling us to co-create solutions with and for our people. About 200 employee experience champions have been involved in our HR transformation programmes, sharing feedback on our people processes and policies, brainstorming ideas to radically liberate our people from low-value, time consuming activities and validating HR technology prototypes and solutions.
Our commitment to creating a strong employee experience has reinforced our employer advocacy and employer brand position. Over the years, we have been recognised in many markets for great people practices. Recently, Diageo Turkey won a Jury special award for HR practices in Sales(1) while Diageo North America achieved a top 10 Best Companies’ ranking(2).

Supporting our people’s wellbeing
We remain committed to supporting our people's wellbeing, offering guidance, and education in line with the four dimensions of our Global Wellbeing Philosophy. We make wellbeing part of our culture every day, everywhere so that our people are thriving physically and mentally, emotionally balanced, financially secure and socially connected.
In our 2023 employee survey, 79% of the respondents felt Diageo was ‘sufficiently supporting their health and wellbeing’. With wellbeing support identified as a key engagement driver, this underlines the need for us to continue to focus on wellbeing and improve our support.
In fiscal 23, we increased our focus on mental health and financial wellbeing. This included launching the Unmind mental wellbeing app – making us the first fast-moving consumer goods (FMCG) company to make it available for all employees, globally. In response to the rising cost of living, we delivered regular financial wellbeing masterclasses and offered mental ‘wealth’ first aid training to help identify financial stress and signpost others to support. We also offered a global one-time payment to all employees to support with the rising cost of living. This payment was well received as it was equivalent to 15% of the annual salary of employees in some markets. Our Employee Assistance Programme continues to offer employees free, confidential advice and counselling around the clock on personal, emotional, and work-life issues.
We know that our people thrive when they feel empowered to decide how, when and where they create their best work. Recognising that flexibility means different things to different people, we have always taken a progressive and inclusive approach to flexible working, making sure our people consider what works best for the individual and team. We have designed our office spaces to foster greater team collaboration, positive social interactions and deeper connections with our brands and culture.

(1)The award is by Sales Network.
(2)Seramount 2022 100 Best Companies List.

Business description (continued)
Average number of employees by region by gender(1)

Region(2)	Men	%	Women	%	Not declared(3)%		Total
North America	1,839	59%	1,258	40%	18	0.6%	3,115
Europe	5,836	58%	4,211	42%	15	0.1%	10,062
Asia Pacific	5,957	66%	3,042	34%	1	—%	9,000
Latin America and Caribbean	2,733	63%	1,592	37%	0	—%	4,325
Africa	2,488	67%	1,244	33%	3	0.1%	3,735
Total	18,853	62%	11,347	38%	37	0.1%	30,237

Average number of employees by role by gender(1)

Role	Men	%	Women	%	Not declared(3)%		Total
Executive(4)	7	50%	7	50%	0	—%	14
Senior manager(5)	311	56%	248	44%	1	0.2%	560
Line manager(6)	2,274	65%	1,198	34%	6	0.2%	3,478
Supervised employee(7)	16,261	62%	9,894	38%	30	0.1%	26,185
Diageo (total)	18,853	62%	11,347	38%	37	0.1%	30,237

(1)This data has been compiled as monthly average based on the proportion of employees who have identified their gender identity as male, female or undisclosed, and will not be fully representative of the gender identity or diversity within our employee population.
(2)Employees have been allocated to the region where they live.
(3)This data represents the proportion of employees who have chosen not to disclose their gender identity as male or female.
(4)Executive positions have been calculated based on year end as of 30 June.
(5)Top leadership positions in Diageo, excluding Executive Committee.
(6)All Diageo employees (excluding senior managers and Executive Committee) with one or more direct reports.
(7)All Diageo employees (excluding senior managers and Executive Committee) who have no direct reports

Health and safety It is our ambition to create a world-class health and safety culture to make sure we protect our people across our business.
We have designed our Safer Together strategy and its associated programmes to prevent severe, fatal and process safety incidents. Our global policies, standards, compliance systems, technology and training create and embed innovative ways of working aimed at continuous improvement. The goal is to prevent accidents by keeping health and safety at the front of everyone's minds.

Being proactive, not reactive
One of our priorities is to create and embed a scorecard for leading and lagging key performance indicators for health and safety. ‘Lagging indicators’ like total recordable accident frequency rate (TRAFR) and lost-time accident frequency rate (LTAFR) allow us to monitor performance, but they do not indicate the effectiveness of our initiatives in preventing incidents and accidents. For this we use a leading indicator – severe injury and fatality exposure (SIFe) – to consider incidents that could be classified as ‘near misses’ and which had the potential to cause life-threatening or life-altering outcomes.
Senior management reviews performance against lagging and leading indicators each month, alongside any action we can take to prevent incidents. We believe that safety is everyone’s responsibility and an integral part of everyone’s job. Empowering and involving our people in safety embeds the idea that there is no acceptable level of accidents. Improving our performance on leading indicators and getting all employees more involved in spotting hazards strengthens the safety culture at each site and makes us better at reducing the risk of accidents.
We also provide employees with the most up-to-date health and safety training, so they can carry out day-to-day tasks and activities safely every day, everywhere. Our strategy extends to our contractors and third-party providers, because they share our commitment to keeping the risk of accidents to a minimum.
Our global self-assessment compliance programme helps keep all our locations legally compliant as well as aligned with our own health and safety requirements. Our locations audit themselves against our global health and safety standards and ways of working. Locations capture these assessments and action plans on our global governance digital platform. Our independent Audit Assurance programme is designed to make sure sites complete the audits correctly and complete any action plans. Senior leaders review performance against these plans.
Through our Safer Together programme and communication platforms, our Global Health and Safety team regularly communicates with all sites about specific initiatives and shared learnings from our leading and lagging KPI insights. Each month, our year-to-date performance is discussed and reviewed at site and regional level, and globally with senior leaders and global governance teams.

Business description (continued)
Monitoring our key performance measures
We report lost-time accident frequency rate (LTAFR). This year, we sustained 0.91 lost-time accidents (LTAs) per 1,000 full-time employees, compared to 0.92 in fiscal 22. The severity rate of these LTAs is a measure of the seriousness of the incidents and any absence from work they cause. This year, the severity rate increased due to a carry-over of days lost for accidents that occurred in fiscal 22.
Our total recordable accident frequency rate (TRAFR) records work-related injuries that need more than first aid treatment. We investigate each recordable accident to establish the root cause as well as uncover all contributing factors and insights we can learn from. We share the key learnings across the organisation aiming to prevent recurrences.

Acting to improve performance
Creating awareness of accident trends and communicating them effectively across our business is an important part of learning from them. Employees need to understand the risks inherent in their workplace, and how they could lead to injury. Despite improvements in our global health and safety KPI performance, accidents increased in Mexico and Turkey. In Mexico, we have significantly increased our agriculture footprint, which coincided with an increase in incidents. In Turkey, the increase is predominantly in our distilling and packaging operations. As a result of these trends, the Global Health and Safety team intervened to help local teams to address and improve performance. In both markets, global and regional health and safety experts worked with local teams on site to find the root cause of the dip in performance and agree a time-bound improvement plan. By involving our people in reviewing risk assessments and by making sure operations and leadership teams are regularly inspecting sites and equipment, we have improved our ability to spot potential dangers as well as areas for improvement.
We will continue to focus on implementing our systems and technology roadmap, aiming to codify and simplify some of our high-risk work activities and processes as well as further enhance our predictive analytical capability. We will also continue to strengthen our health and safety culture by rolling out our Behavioural Standard globally. We use the standard to measure the maturity level of our health and safety culture on a scale with four levels: baseline, stable, progressive and leading. The standard helps us spot key themes and actions.

Understanding the risk of severe and fatal injuries
Our strategy aims to eliminate severe and fatal injuries. Alongside our risk assessment protocols, which let us spot and mitigate potential risks with change management procedures, in fiscal 23 we started a Severe and Fatal Incident Exposure (SIFe) engagement programme. SIFe considers both potential and actual incidents that could result in a life-threatening or life-altering injury. SIFe is part of our Global Health and Safety KPI scorecard. We use a decision-tree approach, based on our Life Saving Rules, to identify any incident or safety-critical behaviour with a potentially life-threatening or life-altering outcome.
When an incident has been classified as having SIFe, it triggers these processes:
•We issue a global safety alert to heighten vigilance
•A site representative shares an investigation report of findings and remediation actions taken
•Global Safety Alert and action plan is communicated to all sites and the action close-out is assured.
Together with our long-standing lagging indicators of Lost-Time Accident and Total Recordable Frequency Rates, the SIFe process provides a comprehensive approach to managing our incident prevention programme.

Limiting risk from hazardous substances with a Global Process Safety Framework
How we handle hazardous substances is essential to safeguarding people and the environment. We are committed to protecting our employees, visitors and contractors, as well as protecting the local communities in which we operate. In fiscal 23, we've developed a global process safety framework to embed the right behaviour, systems and processes to manage or control incidents that could cause toxic effects, fires or explosions.
The framework includes a Process Safety Policy and risk calculator, and Process Safety Risk Management standards. All our sites can use the standards to help them assess their operations and create plans to fill any gaps. Sites can also document and share risk assessments on our digital platform, as well as share best practice and training tools through our new process safety network.
The framework helps us reduce the risk of injury and environmental damage, as well as keep production quality high while controlling our costs.

Business description (continued)

Champion inclusion and diversity Championing inclusion and diversity is at the heart of what we do, and is crucial to our purpose of ‘celebrating life, every day, everywhere’.

Not only is it the right thing to do, as it means we play a part in shaping a more equitable society, it also makes us a better business. We are proud of having an inclusive culture where everyone can be themselves, as it helps us attract and retain the best and most diverse talent, and allows us to be more innovative and perform better. We’ve set ourselves ambitious goals, inside our business and beyond.
Our inclusion and diversity index score in our 2023 Your Voice employee survey remains high at 83% positive sentiment. This shows our commitment to creating an environment where colleagues can belong and thrive.

Promoting diversity
We promote inclusion and diversity in every sense, from gender, ethnicity, age and disability, to sexual orientation, social background and education – and we’re proud of the progress we’re making.
Since 2020, driving diverse representation in our leadership cohort(1) has been linked to our long-term incentive plan (LTIP), which means we incentivise every senior leader to make progress against this agenda.

Empowering women
Ambition by 2030 Champion gender diversity, with an ambition to achieve 50% representation of women in leadership roles by 2030
Percentage of female leaders globally	44%

In fiscal 23, representation of women in our leadership, including our Executive Committee, remained strong at 44%, maintaining our progress of 88% against our 2030 ambition to achieve 50% representation of women in leadership roles. We're proud to have 73% female Board representation following the appointment of Debra Crew as CEO, and 50% female executive committee representation. In fiscal 23, 45% of external appointments and 46% of internal promotions to our leadership cohort were female. We’re recognised for our gender equality work by the FTSE Women Leaders Review, Bloomberg Equality Index and others. In 2023, the Equileap Gender Equality Global Report ranked us second overall globally and first in the UK for gender equality. Our policies and practices help foster a truly gender-equal and inclusive environment. As well as our Family Leave policy, we have Thriving Through Menopause guidelines, Pregnancy Loss guidelines and Flexible Working and Wellbeing philosophies.

Helping women build careers
We have a clear equal opportunities recruitment policy, allowing us to hire the best talent, while ensuring a diverse slate of candidates throughout recruitment stages. We believe our industry should do more to attract women, particularly in areas where women have historically been under-represented, including science, technology, engineering and mathematics (STEM) and commercial roles. In Europe, 72% of graduates in our Supply Chain & Procurement function are female, and in fiscal 23, 80% of job offers were to women (an increase in the last four years of over 25%). In fiscal 23, we launched our first apprenticeship accelerator programme specifically for digital roles in our GB business, with 83% of job offers going to women. By focussing on early careers and entry-level roles, we continue to build our pipeline of female talent.

Business description (continued)

Championing ethnic diversity
Ambition by 2030 Champion ethnic diversity, with an ambition to increase representation of leaders from ethnically diverse backgrounds to 45% by 2030
Percentage of ethnically diverse leaders globally	43%
(1) Our leadership cohort reflects the top 2% of roles globally encompassing Executive Committee members and senior managers

We employ 30,237 people of 115 nationalities in over 70 countries which means we have a workforce whose diversity reflects that of our consumers and markets. We want ethnic diversity at every level of our business, including in our leadership cohort. The more progress we make, the more strongly we connect with our consumers and the more diverse our thinking becomes, fuelling our creativity and competitiveness.
Currently, 36% of our Board and 43% of our leadership (up from 41% in fiscal 22), including our Executive Committee, is made up of ethnically diverse talent, supported by 39% of external appointments and 46% of internal promotions into our leadership cohort across fiscal 23. Also, our former CEO Ivan Menezes, Chief HR Officer Louise Prashad and General Counsel & Company Secretary Tom Shropshire were recognised in the Involve Empower Role Model Lists, which highlights leaders championing inclusion in business.
To help us understand the makeup of our workforce and set meaningful goals, we invite all employees (where local laws allow) to share their ethnicity. By the end of fiscal 23, 75% of our global workforce and 97% of our leadership cohort had disclosed their ethnic background in our confidential HR system.
Each market and function have set stretching five-year diversity plans covering representation and development, supplier diversity and inclusive marketing.

Attracting ethnically diverse talent
In Brazil, our Programa Origens initiative attracts, hires and generates opportunities for Black and Indigenous people in higher education. Through professional development, including English language lessons, and mentoring opportunities, the programme has seen more than 40 people join to date.

Promoting ethnically diverse business
In North America, we became anchor investors in Pronghorn, a 10-year initiative to diversify the spirits industry. It’s cultivating the next generation of diverse founders, executive leaders and entrepreneurs to generate $2.4 billion in economic value for the Black community by 2032. In fiscal 23, Pronghorn has invested in 19 Black-owned spirits brands, supported founders with mentoring programmes, and worked with the industry and commercial partners to develop a talent pipeline of Black leaders.

Gender representation of our leadership(1), (4)
Role	Men	%	Women	%	Total
Leadership population(2)	319	56%	254	44%	573(3)

Ethnic representation of our leadership(1), (4)
Role	Ethnically diverse	%	Non-ethnically diverse	%	Decline to self-identify	%	Not disclosed	%	Total
Leadership population(2)	249	43%	289	50%	19	3%	17	3%	574

1.This data is calculated as an average across the four quarters of fiscal 23.
2.Leadership population encompasses Executive Committee and senior managers.
3.One person has opted not to disclose their gender; they cannot be positively attributed to either group and therefore are not included.
4.Please refer to our non-financial reporting boundaries and methodologies in the Additional information section on pages 292-315 for more information on how data has been compiled, including standards and assumptions used.

Nurturing inclusivity
Our growing range of policies and guidelines help foster an inclusive environment that supports every employee.

Business description (continued)
Our Disability Inclusion guidelines, introduced in October 2022, were created by employees, with our We Are All Able employee resource group and our external partner Disability:IN, and are available in 15 languages. They give everyone knowledge, tools and guidance to support people with disabilities, covering issues from digital and physical accessibility to appropriate language to enable positive conversations about disability. Through ‘disability disclosure’, we invite employees in more than 40 countries to share their disability confidentially, helping us to better understand our workforce.
In January 2023, we launched inclusive design training that was created by design, brand and semiotics experts. This promotes inclusivity across our products, advertising campaigns and physical brand experiences, working to remove unconscious bias from the design process and celebrate the individual and cultural differences of the consumers we design for. A recent example of inclusive design was making disabled accessibility a key feature at Diageo's brand home, Johnnie Walker Princes Street, ensuring the highest standards of accessibility and inclusion for our guests.

Championing inclusion through Employee Resource Groups
Our network of Employee Resource Groups (ERGs) create connected communities of support, while helping the business better understand our diverse communities’ concerns. Our ERGs include AHEAD (African Heritage Employees at Diageo); Conectados (Diageo employees championing Latin culture); and PAN (Pan Asian Network), in the United States; We Are All Able and REACH (Race, Ethnicity and Cultural Heritage), in Europe; and our international Spirited Women and Rainbow Networks. Highlights from this year include:
•Conectados led Hispanic Future Month, recognising the contributions of Hispanic Americans to the history, culture and achievements of the United States. This included celebrating the Tequila Don Julio Fund, which in 2022 awarded a $20,000 grant to five Hispanic entrepreneurs who live their craft ‘Por Amor’.
•The Rainbow Network, including new chapters forming across India, South East Asia and South Africa led our Pride celebrations with
78 Diageo offices and sites taking part in our annual Pride flag-raising event championing greater LGBTQIA+ awareness and inclusion. In 2023, Johnnie Walker was a partner at Sydney World Pride while Johnnie Walker Princes Street was the lead sponsor at Edinburgh Pride.
•Throughout March 2023, championed by our Spirited Women Networks, we celebrated International Women’s Day with the theme of #EmbraceEquity. This included the launch event, hosted by Louise Prashad, Chief HR Officer, where former CEO Ivan Menezes, Board member Karen Blackett and Pronghorn co-founder Dia Simms talked about the importance of being curious, empathetic and proactive.

Marketing in progressive ways
Ambition by 2030 Use our creative and media spend to support progressive voices, measuring and increasing spend year on year Measurement and evaluation framework under development

As one of the world’s largest advertisers, we’re committed to changing the industry from script to screen, so that everyone sees themselves represented. We use our Progressive Marketing to challenge stereotypes and commit investment to address under-representation of diverse voices in media, making mainstream media more inclusive. We are founding members of the United Nations Women Unstereotype Alliance and the World Federation of Advertisers D&I Task Force and work across the industry to foster inclusion and diversity in front of and behind the camera. For the past four years we have sponsored the Creative Equals ‘Creative Comeback’ Programme that focuses on bringing more women, disabled and neurodivergent people into the creative industry.
In fiscal 23, we refreshed our Progressive Marketing Framework and training to include a new model focused on inclusive design, which allows us to be at the forefront of breaking stereotypes in advertising for gender, race, sexuality, age, disability and social status. Some 47% of our global marketing campaigns were shot by female directors or photographers.
Two powerful examples of progressive marketing and our commitment to authentic representation in action are the Guinness 'Brothers' and Baileys ‘Delicious Descriptions’ campaigns. The Guinness ‘Brothers’ campaign in Africa, featuring Miracle, a blind actor, celebrates how football fans make the experience of watching the game accessible for everyone including members of the blind and visually impaired community. Members of this community were consulted to make the campaign reflected authentic experiences.
Baileys ‘Delicious Descriptions’ was launched on Global Accessibility Awareness Day in consultation with the Royal National Institute of Blind People (RNIB) and Meta. Baileys created a guide on how to write delicious image descriptions, helping ensure those who rely on screen readers experience the full deliciousness of Baileys treats. In Great Britain, the campaign achieved a reach of more than 12 million, with view-through rates up to 25.2%, five times higher than Meta regional and category benchmarks.(1)

Business description (continued)
Celebrate diverse audience
Johnnie Walker emphasises progressive marketing to celebrate and appeal to a diverse audience. The result is that globally around 29% of Johnnie Walker drinkers are female, with that proportion growing in most markets this year. In the United States, Johnnie Walker drinkers are also more ethnically diverse than those of other whiskies, at 44% compared to 31% for other whiskies.(2)
In the United Kingdom, Johnnie Walker partnered with Bridgerton star Simone Ashley and Instagram community Diet Paratha to champion the creative representation of the South Asian community.
In the United States, Johnnie Walker’s First Strides initiative debuted an alternative red carpet at the Oscars to spotlight seven film makers’ boundary-pushing contributions to culture. The brand delivered over 200 million paid media impressions that encouraged consumers to support female entertainment projects.

(1) PHD and Meta (Brand Lift Study)
(2) Johnnie Walker Brand Guidance system 2022 study

Supporting diverse suppliers
Ambition by 2030 Increase spend with diverse-owned and disadvantaged businesses to 15% by 2030
Percentage of spend with diverse-owned and disadvantaged businesses	6.3%

We believe a value chain built on inclusion and diversity can enhance representation, employment and resilience in marginalised communities, ultimately benefitting the wider economy and strengthening our business.
In fiscal 22, 4.8% of our global spend was with diverse-owned and disadvantaged businesses. We’ve since increased our number of diverse suppliers, as well as incorporated more disadvantaged groups like smallholder farmers in Africa, Turkey and Mexico. In fiscal 23, we’ve spent £620 million with 979 diverse-owned and disadvantaged suppliers – approximately 6.3% of global spend.
To help us connect with diverse-owned businesses, we’ve worked with advocacy organisations, including WEConnect International, MSDUK and others. For example, through Disability:IN, we’ve matched Diageo employees with disabled-owned businesses to share feedback and industry insights to understand the challenges they face in working with global corporations. In Kenya and Colombia, we’re proud to be part of Sourcing2Equal, an initiative increasing access to corporate procurement opportunities for women-owned businesses.
We are proud that in 2023 we were awarded Platinum in the Top Global Champions for Supplier Diversity & Inclusion Awards by WEConnect International. This is the highest possible accolade in this category, recognising Diageo as leader in inclusive spend, policies and procedures.

Nurturing women-owned business
In Jalisco, Mexico, we’ve worked with a women-owned supplier to decorate bottles of Don Julio for 15 years. We recognised their potential, helping them to develop their quality and safety processes and grow alongside the Don Julio brand. Today the business has 150 employees, approximately 90% of them women, including single mothers and people with disabilities.

Building a thriving and inclusive hospitality industry
Ambition by 2030 Provide business and hospitality skills to 200,000 people, increasing employability and improving livelihoods through Learning for Life and our other skills programmes
Number of people reached through Learning for Life and other skills programmes in fiscal 23	31.6k

Part of how we promote sustainable growth and a resilient supply chain is through inclusive programmes giving equal access to resources, skills and employment opportunities. This includes Learning for Life (L4L), our business and hospitality skills programme for people from under-represented groups.
In fiscal 23 we reached 31,600 people in 19 markets with Learning for Life, 59% of them women.

Business description (continued)
We also want L4L to tackle barriers faced by other under-represented groups including the ethnically diverse community and people with disabilities. In fiscal 23, we updated our inclusive by design principles to include recruitment practices, training content and venue accessibility, as well as modules on inclusion and diversity.
We ran a L4L impact assessment in Latin America, celebrating the programme’s 15th anniversary and its positive impact on communities. Insights from the assessment will shape the programme's future, increasing its reach and impact globally.

Ambition by 2030 Through the Diageo Bar Academy (DBA) we will deliver 1.5 million training sessions, providing skills and resources to help build a thriving hospitality sector that works for all
Number of participations in training sessions delivered through Diageo Bar Academy in fiscal 23	236k

Through the DBA, we work to drive sustainable growth in the hospitality sector and make it more diverse. Women are under-represented, in management and behind the bar. DBA helps them overcome two of their biggest barriers: lack of mentors and role models, and lack of access to training.
In fiscal 23, we delivered 236,000 training sessions to bartenders, waiting staff, owners and managers through face-to-face and virtual training, e-learning and masterclasses. We adapted courses to help the industry respond to challenges including staff shortages and hiring, retaining and upskilling staff while meeting guests’ increased expectations. We also ran women-only mentoring and training in Africa, Latin America and India.

This year, 88% of survey respondents agreed or strongly agreed that DBA presents a modern and progressive view of the bar community, up from 84% in 2022. Also, 82% of women agreed or strongly agreed that DBA supports their advancement in the industry, up from 68%
in 2022.

Creating inclusive communities
Ambition by 2030 Ensure 50% of beneficiaries of our community programmes are women and that our community programmes are designed to enhance diversity and inclusion of under-represented groups
Percentage of beneficiaries of our community programmes who are women	59%

We’re committed to addressing barriers women face in accessing the skills, resources and opportunities we provide. This includes making sure at least 50% of people benefitting from our community programmes are women, and that these programmes meet women’s needs throughout design, implementation and evaluation. In fiscal 23, 59% of people benefiting from L4L were women.
This year, we’ve started to work with WaterAid and CARE International UK to give women a voice in decision-making about water, sanitation and hygiene (WASH). In each community where we run a WASH project, we set up a committee with equal representation from men and women. This includes facilitating community dialogue to tackle social norms that prevent women’s equal access to, and agency over WASH. This year 56% of WASH committee members were women across our programmes in nine countries.
We’ve also piloted a gender-inclusive approach to our work with smallholder farmers. This includes equal access to agricultural training and resources, and engaging with suppliers to increase women’s membership and leadership of farmer groups. We’ll roll this out as part of our programmes for smallholder farmers from fiscal 24.

For more information on our WASH and smallholder farmer programmes see pages 102 and 105.

Helping under-represented communities overcome barriers to education
In fiscal 23, we gave $1.75 million in endowments to Historically Black Colleges and Universities (HBCUs) and Minority-Serving institutions in the United States. This followed the $10 million in endowments to 25 HBCUs in 2021. This is part of how we address educational barriers in under-represented communities, by funding students in need and development programmes that complement traditional learning.

Business description (continued)

Managing climate risks and opportunities by pioneering
grain-to-glass sustainability
Our business depends on natural resources and we are directly affected by changes in climate and the related challenges of nature and biodiversity loss. While we already feel the effects of climate change in our global operations, there are also opportunities for companies that develop credible plans to adapt to changing circumstances.

A changing climate has implications across our end-to-end operations. It can affect crops like barley and wheat, and natural resources like water that we rely on to make our products. It can cause disruption to our manufacturing sites and supply chain through extreme weather. And it can affect the communities we work with by threatening their livelihoods. But there are also opportunities for companies that innovate to make their operations and the products they sell more sustainable.
These issues intersect and converge. A changing climate can threaten our key commodities and our communities, while production, agriculture and packaging produce carbon which can accelerate climate change. Just as these issues are connected, our response and actions are too. We are working hard to reduce carbon emissions from our sites, for example by introducing renewable energy in our operations. Preserving water and promoting sustainable farming protects our commodities. And by reusing waste co-products from production, we help sustain the agricultural system that underpins what we do.
We are committed to acting responsibly to mitigate our contribution to global warming and conserve the environment in which we operate, while simultaneously adapting to the effects of a changing climate to keep our business resilient. We look to achieve this through our strategic priority to 'pioneer grain-to-glass sustainability', which focuses on three areas: 'preserve water for life', 'accelerate to a low-carbon world' and 'become sustainable by design'. Actions we take across these priorities are transforming our business to thrive in the longer term.

Focussing on grain-to-glass sustainability
Pioneering grain-to-glass sustainability is how we manage our environmental and climate challenges, and how we help preserve the scarce natural resources the world depends on. It is also how we adapt to climate change throughout our supply chain, and mitigate its effects. By managing our environmental impacts and the impact of the environment on us, we support our business and the communities we work alongside to be resilient for the long term. This is good for the planet and also good for our business. By investing in renewable energy, for instance, we lower carbon emissions by depending less on fossil fuels. We also manage risk and build resilience as the world moves towards a low-carbon economy.

Our action plan – ‘Society 2030: Spirit of Progress‘
Pioneering grain-to-glass sustainability includes ambitious targets, such as achieving net zero carbon emissions from our direct operations (Scopes 1 and 2) by 2030, and across our full value chain (Scope 3) by 2050 or earlier, using water more efficiently and taking action to replenish water in water-stressed areas. Our ‘Society 2030: Spirit of Progress’ targets reflect our most material ESG issues, and they align to the UN Sustainable Development Goals. We are also proud to be a signatory to the UN's Race to Zero and Race to Resilience campaigns reflecting our commitment to climate change mitigation and adaptation.
The issues are complex, which makes progress against our ambitious targets challenging. As we become more sophisticated in understanding our impacts and taking action to address them, we will also evolve our practices and metrics to make sure we strive to focus on and communicate the right things effectively.

Making climate change part of our strategy
To understand, quantify and mitigate climate risks and adapt to their impact, we partner with climate resilience experts to assess them, model their possible financial impact, and develop strategies to adapt and remain resilient over the long-term.
Many complex factors determine how climate change creates risks and opportunities for our business, which makes it harder to quantify how big an impact they’ll have, and when. Even so, scenario analysis helps us test how various assumptions related to climate change could affect our business. This year we’ve once again modelled with climate resilience experts the impacts of climate change under transition risk and physical risk scenarios.
We have incorporated the guidance of the Task Force on Climate-related Financial Disclosures (TCFD) framework into our reporting since 2020. It's helped us describe how we’re decarbonising our value chain, mitigating and adapting to climate risks and impacts, and spotting opportunities for transitioning to a low-carbon future. Through scenario analysis, we've also learned the range of possible financial impacts of various climate scenarios in our business. We started our carbon reduction efforts in 2008, as well as championing water stewardship around the world to combat water stress. In 2022 we published our Net Zero Carbon Strategy, which outlines how we will achieve our decarbonisation vision in direct operations. We intend to build on this with our net zero transition plan, taking into account the final guidance of the UK Transition Plan Taskforce when it's published.

Business description (continued)
Governance
Given its importance, we have governance processes in place intended to ensure that we consider and factor climate risk into our business operations and planning processes. To supplement our ‘Society 2030: Spirit of Progress’ governance summarised on page 75, our sustainability teams hold monthly sustainability performance reviews, track priority water efficiency and carbon reduction projects, and hold quarterly sustainability business reviews that focus on multi-year progress and plans leading up to 2030. We oversee climate risk specifically at the highest level of the company, and manage it through these governance structures and processes:
•Executive sponsorship and responsibility is shared jointly between the President, Global Supply Chain & Procurement and Chief Sustainability Officer (Ewan Andrew) and the Global Corporate Relations Director (Daniel Mobley).
•At an operational level, they are supported by our cross-functional Climate Risk Steering Group, which meets up to twice a month. Within this, a sub-group from Supply Chain & Procurement oversees physical risks, with other cross-functional working groups responsible for addressing transition risks and opportunities, for example market and reputation, policy and legal, and technology.
•The Climate Risk Steering Group updates executive sponsors monthly on progress and issues relating to climate risk, and quarterly updates are provided to the Board, making sure that potential risks and opportunities and their impact are part of decision-making.
•Any potential financial implications of climate risk and potential impacts on our consolidated financial statements, including performance and progress against non-financial metrics, are also shared with and considered by the Audit Committee annually.

Board oversight		Audit Committee

Executive Committee ownership

Executive sponsors
President, Global Supply Chain & Procurement and Chief Sustainability Officer		Global Corporate Relations Director

Cross-functional Climate Risk Steering Group
Corporate relations	Supply		Strategy
Risk	Finance	Legal	Marketing

Working groups assigned to address key risks and opportunities identified

Climate change and remuneration
The performance element of the long-term incentive plan (LTIP) for our senior leaders encourages and rewards performance against certain ESG measures (introduced in 2020, for fiscal 21 to 23). Some 10% of the performance share award, which is granted to the Executive Committee as well as other senior leaders, targets carbon emissions and water efficiency, which directly support mitigation of, and adaptation to, climate risk (see the Directors’ remuneration report on pages 174-194.

Business description (continued)
Identifying climate risks and opportunities
Climate risk is generally divided into physical and transition risk. Physical risks include chronic changes like sea level rises and temperature changes, and acute events like floods, droughts and heatwaves. Transition risks arise from actions to mitigate climate change, such as policy and legal changes like carbon taxes; technology changes, like renewable energy; or market changes, like growing consumer demand for more sustainable products.
Both categories of risk are already materialising in everyday life, and both are likely to increase. As the world continues to warm while we intensify efforts to mitigate climate change, we need to assess and prepare for both physical and transition risks. Opportunities, meanwhile, could arise from us mitigating risks more effectively than our competitors, or creating competitive advantage, for instance by meeting consumer demand for more sustainable products.

Climate change resilience
Our experience in managing the impact of normal variations in climatic conditions, water availability and agricultural yields has made us more resilient and adaptable. We adapt through careful planning in our supply chain and procurement organisation, by partnering to develop high-yield, drought-resistant crops, and by managing water in a way that makes our operations more resilient and helps our local communities and agricultural sourcing areas to adapt, with specific focus in water-stressed areas. We have integrated climate risk into our enterprise risk management processes since first referencing it within our principal risk factors in 2010. It is also part of our strategic and business continuity plans.

Identifying and assessing our physical risks
To assess the physical risks we are exposed to, and how they could develop under various scenarios, we worked with climate resilience experts from 2021 to 2023 to look at our full global supply chain. This table shows how we have phased the work:

Fiscal year	2021	2022	2023
Markets/regions assessed for physical risks	Largest supply centres Scotland North America	Highest water risk Africa Mexico India Turkey	Remaining locations Asia Pacific Latin America and Caribbean Europe

This scope covers all our wholly owned sites (except acquisitions completed after the start of the 2023 evaluation) and key third-party operations. We also included some sites that are planned or under construction to make sure we understand their exposure and build their resilience.
Our physical risk assessments measured how exposed and vulnerable activities at our sites and key third-party operations and suppliers are to 19 climate-related hazards. We reviewed the vulnerability of the main agricultural materials we procure in each region, and also ran a high-level analysis of our key distribution routes (road, rail and ports). We did this under two scenarios (IPCC scenario RCP4.5 – medium warming of 2-3°C, and IPCC scenario RCP8.5 – severe warming of 4-5°C) and two timeframes (to 2030 and to 2050).
•Production sites: For our own sites and many of our third-party operator sites that produce beverages on our behalf, we analysed at a high level the risks they are likely to be exposed to. For those that are most strategically important or at greatest risk, we carried out more detailed assessments. At each location, we looked at a combination of the different activities (e.g. malting, distilling and packaging), the part of the process that might be affected (e.g. infrastructure, water supply and energy sources) and the 19 physical risks that might occur.
•Supply chain and logistics: for all markets assessed, we analysed our key suppliers’ factories and warehouses, for example those handling our most critical or specialised ingredients and components, key agricultural commodities, and our most critical distribution routes (road, rail, and ports), to identify which might be exposed to physical risk in the future.

Our physical risks – results
Our assessment confirmed three key points:
1.Water scarcity is our most significant climate-related physical risk in terms of prevalence, trajectory and potential financial impact. It affects our ability to produce our products, and the access to agricultural ingredients that we need.
2.All agricultural ingredients are at risk, and we see that risk increasing under the timeframes and scenarios we analysed. Our models suggest that costs of most commodities will increase as a result of climate change, although estimates of the precise impact vary significantly depending on the model used, underscoring the difficulty of such projections.
3.Acute weather events, including floods, winds and storms, are projected to increase and to cause interruption to operations; however, they are unlikely to have a significant financial impact on us, under the scenarios analysed.

Physical risks in our supply chain
Our assessment of supply chain risk explored three areas: agricultural commodities, supplier assets and distribution routes.
In previous years we had covered a wide range of agricultural commodities used in the regions analysed, and this year we expanded our analysis to include hops and dairy. This highlighted the particular vulnerabilities of each crop type, how their exposure was likely

Business description (continued)
to increase in the growing regions of interest over time, and possible adaptation and mitigation responses. The diagram on page 94 sums up the main risks that the most important commodities are exposed to by region.
As well as the bulk commodities outlined in the diagram, we also did a high-level analysis of ingredients included in our products that are critical to particular categories for the characteristics they impart – juniper, angelica and liquorice, for example. The results of the agricultural commodity assessments have and will continue to inform our strategy. This includes working with farmers to increase their crops’ resilience to climate change, and developing contingencies where this isn’t possible.

Business description (continued)
Geographical scope of our physical risk assessments

Region	Owned/key third-party sites assessed	Detailed assessments	Agricultural commodities	Supplier assets (factories, warehouses)	Ports
North America	12	4	8	86	6
Europe	76	13	18	262	27
Asia Pacific	63	11	6	281	9
Latin America and Caribbean	46	6	2	251	13
Africa	48	5	6	366	14
Total	245	39	n/a(1)	1,246	69

(1) Some commodities were analysed in more than one location

For more details on our scenario analysis approach, see the Non-financial reporting boundaries and methodologies section on pages 292-315.

We assessed more than 1,200 suppliers’ assets and found the most common risks were water stress and higher temperatures, with humidity and wildfire risks also intensifying in some locations. We use this information to work with suppliers on future adaptations and contingencies. We discuss this further in the Strategy section on page 100.
Our analysis of distribution routes included key ports, roads and rail networks identified in our supply chain in each of the markets we assessed. The analysis showed that, in general, the risks to ports come from water stress and changing temperatures, while the risks to road networks are broader, including chronic risks, like temperature increases and sea level rises, and acute risks, such as storms, floods or wildfires. We assessed both acute and chronic risks to be higher in warmer countries (e.g. India, Mexico and Turkey). These insights help us plan effectively for additional future contingencies we may require in our distribution routes.

Physical risks by region – Diageo
and key third-party supply sites
The most common physical hazards projected to intensify are water-related risks (water availability, water temperature and flooding) and high temperature. High temperatures might affect employees’ health and productivity, and processes such as fermentation and maturation, which are sensitive to temperature variations. There’s also increased cost associated with process and facility cooling. Cold temperature risks are projected to decline in all regions we analysed.

Water risk
Given the importance of water to our operations and producing our products, we focus particularly on understanding water-related risks so we can mitigate and adapt to them. As well as our physical climate risk assessments looking at the risks from water availability, water temperature, water quality and flooding, we conduct water-stress analysis at our sites every two to three years, using site surveys and World Resources Institute (WRI) Aqueduct data. In fiscal 23, we enhanced our water risk assessment by completing water source vulnerability assessments at 22 of our sites located in water-stressed areas, with the help of expert partners.
The water stress, climate risk and source vulnerability assessments give us comprehensive insights into how this profile might change due to climate change. They also show the degree of vulnerability of our operations and supply chains to water stress, bearing in mind various contributing factors in these sites’ catchment areas. Climate risk assessment tells us the number of our current sites exposed to high water stress isn’t projected to increase significantly in the foreseeable future. But water stress is likely to become more severe at some sites, making the detailed understanding of source vulnerability particularly valuable. The figure on page 97 shows our water-stressed sites and those that have had source vulnerability assessments completed, as well as those that are in our priority water basins.

Quantitative impact of physical risk
Our assessment shows that generally our sites are likely to be exposed to more frequent acute weather events like floods and storms, but financial impacts are unlikely to be significant. We are more exposed to the acute risk of drought, and to chronic changes like water scarcity. Water scarcity is the biggest climate-related risk to our operations, since we have many sites in water-stressed areas that might face interruption to operations if the warming temperature scenarios play out. Through our scenario analysis we have estimated the impact on our operations and financial condition to 2030, concluding that it is unlikely to be significant by that date. This is largely due to the adaptation actions we are taking (detailed below) and our contingencies to deal with short-term disruptions to our operations. This is reflected in our assessment of viability and impairment (see page 94 of the UK Annual Report).

Business description (continued)
Water stress
Under the warming scenarios we modelled, the proportion of our sales exposed to ‘extremely high’ water stress is likely to increase by 2030 and again by 2050, with the sites most likely to be affected in India, Mexico, Turkey and North America. Under these warming scenarios, even though the number of sites affected may not change substantially, those that are affected are likely to suffer even greater shortages of water, under both timeframes, which could have an impact on our operations, and on the health and wellbeing of employees at those sites.

Drought
Drought is the only physical risk likely to affect our operations or financial condition in any material way, because we rely on water to make our products. Analysing the financial impact of drought is particularly difficult because there are many factors involved, including the probability of drought, how long operations would have to be suspended and the impact of any adaptation or contingency measures.
Even so, we have modelled what we can, using scenario analysis and our own assessment of vulnerability, and considering highly conservative assumptions (e.g. some downtime in all sites due to drought). We concluded that, by 2030, we don’t expect drought to have a significant impact on our operations or on our financial condition. Beyond 2030 it is much harder to analyse, given the lengthy timeframe. But our models do show that if we don’t take mitigating action by 2050, drought could have the potential to interrupt operations and, as a result, potential lost sales. We discuss how we plan to deal with this risk in the Strategy section on page 100.

Commodity pricing
Commodity pricing is more difficult to estimate in these scenarios, with the models we used producing highly varied estimates. Prices were projected to increase for the majority of our commodities. The scenario analysis helps us build commodity price risk into our raw material procurement strategies, particularly for crops with unique provenance (e.g. agave and vanilla) or high sensitivity to growing conditions (e.g. hops). Our modelling suggested the biggest risks of higher prices in 2050 were to agave, sorghum, rice, dairy and hops. There are significant differences between models, but the impacts in 2050 could be significant.

Business description (continued)
Focus on water stress
Because we rely so greatly on water, we have been assessing our wholly owned production sites for water stress regularly since 2008. The most recent assessment, in 2021, was updated in fiscal 23 to reflect changes in our operations due to disposals. The assessment – and our classification of a site as ‘water-stressed’ – is based on external (WRI Aqueduct databases for watersheds around the world) and internal site surveys covering physical, regulatory, social and reputational considerations. It will be updated again in fiscal 24. Shown below are the sites for which we have conducted source vulnerability assessments, and those countries in which we have identified priority water basins.

Diageo sites located in water-stressed areas, and priority water basins in 2023

Flooding and storms
Flooding and storms are the next most likely physical risks to affect our financial performance, since they might damage our sites or disrupt our supply of agricultural commodities, and the price of most of the commodities we analysed is set to increase under the scenarios developed. Although the risk to our sites from acute physical events will increase, it is unlikely to be significant in the scenarios and timeframes we analysed.

Identifying and assessing our transition risks and opportunities
To assess transition risks and opportunities, and to estimate their financial impact under a Paris-aligned emissions scenario, we worked with climate resilience experts. The work performed deepened our understanding of our risks and opportunities which led to refined financial estimation of the risks and opportunities along with further clarity on how to respond to them.

Business description (continued)
In fiscal 21 to 23 we analysed, as defined by TCFD, the risks and opportunities for the associated with transitioning to a low-carbon economy. We identified the risks with the most potential impact by looking at our agricultural inputs, production and packaging, distribution and sales channels arriving at these most important transition risks and opportunities to monitor:
1.Decarbonisation costs: Changes to our production costs associated with moving to a low-carbon economy, including carbon taxes and related changes to input costs (risk and opportunity).
2.Consumer behaviour: Changes in consumer behaviour to become more sustainable, e.g. choosing circular (reusable) products or locally produced brands (risk and opportunity).
3.Regulatory changes: For example, restrictions on packaging, water use, agricultural materials or land that affect our ability to make our products (risk).
4.Technology changes: Shifting to low-carbon production of our products and packaging, and the associated risk of not doing this fast enough (risk and opportunity).
The next table on page 99 summarises the physical and transition risks and opportunities we consider most important to manage overall.

Quantitative impact of transition risks and opportunities
Transitioning to a low-carbon economy creates both risks and opportunities for us. Through our scenario analysis we have estimated the impact on our operations and financial condition to 2030, concluding that it is unlikely to be significant by that date, even assuming that we bear all changes in production costs.
We found the key driver of transition risk was glass and, to a lesser extent, aluminium packaging, which would contribute to an overall production cost increase. We also saw that lower transport and energy costs would partially mitigate this impact. The categories and markets most affected in this scenario were those where glass constitutes a relatively higher proportion of overall cost, particularly tequila, cream liqueurs and the Indian market. Lower future transport costs meant that categories where transport costs were relatively higher as a proportion of total cost were less affected, relatively, by increased glass cost.
Extending the analysis to 2050 is subject to many variables and unknowns and therefore significant uncertainty. But it lets us estimate what a ‘worst case scenario’ could look like based on our best available modelling of cost trajectories, and understand what’s driving risk so that we can develop plans to mitigate it. Based on this modelling we could make the estimated impact on our operations and financial condition not significant through pricing and/or our planned improvements in energy use, producing lightweight glass, reducing the carbon intensity of glass production, and using returnable or reusable packaging where possible.
The results of our scenario analysis of both physical and transition risks are reflected in our assessment of viability and impairment (see page 94 of the UK Annual Report).

Business description (continued)
Summary of our most important climate risks and opportunities

Risks
Risk description	Water scarcity Increasing water scarcity and water stress affects our ability to continue to produce in water-stressed areas	Agricultural raw material availability Climate-related impacts on agricultural material availability cause scarcity or price increases
Category	Physical – chronic	Physical – chronic
Timeframe	Short-term (one to five years), medium-term (five to 10 years) and long-term (10 to 30 years)	Medium-, long-term
Impact (if not mitigated)	Moderate(1)	Moderate(1)
Response examples	Improvements in water use efficiency Water replenishment plans in 100% of water-stressed areas Collective action programme to improve water security in Diageo's ‘priority water basins’	Regenerative agriculture adaptations Smallholder farmer support Development of drought-resistant crops Alternative sourcing locations Substitution with alternative crops Improved water management

Risk description	Input costs Policy changes (carbon taxation, shift to renewables) cause increases in input costs	Consumer behaviour Consumers prioritise purchasing more sustainable products, rejecting those perceived to have a negative environmental impact
Category	Transition – policy/legal	Transition – market
Timeframe	Short-, medium- term	Short-, medium-, long-term
Impact (if not mitigated)	Moderate(1)	Moderate(1)
Response examples	Supply chain decarbonisation Engaging suppliers in low-carbon technology development for their operations Packaging weight reduction technologies	Packaging weight reduction Increased recycled content in packaging Developing circular (refill, reuse) product offerings

Opportunities
Opportunity description	Supply chain decarbonisation Reducing our Scope 1, 2 and 3 emissions lowers our exposure to carbon taxes and related costs, and improves our reputation with customers and consumers	Innovation in sustainable products and packaging
Developing more sustainable products (e.g. lighter-weight, higher-recycled content, more refillable and reusable containers) meets consumers increasing demands
Category	Transition – policy/legal	Transition – market
Timeframe	Shor-t, medium-term	Short-, medium-term
Impact (if not realised)	Moderate(1)	Moderate(1)
Response examples	Decarbonisation programme and capital investment Renewable energy and regenerative agriculture	Innovation to deliver more sustainable products (e.g. refillable and reusable packaging, alternative packaging materials)

1.'Low' impact is defined as having a negligible impact on customer service, or an absorbable disruptive impact on one or more brands. 'Moderate' impact is defined as disruption to production/supply chain creating an inability to service a small portion of our customer base, the impact of which is manageable; or a significant short-term impact on one or more of our core or local priority brands that is absorbable by the business. 'High' impact is defined as an inability to service a significant portion of our customer base, or major reputational damage.

Business description (continued)
Our strategy for grain-to-glass sustainability
Our strategic priority to 'Pioneer grain-to-glass sustainability' acknowledges the breadth of the environmental and social consequences of climate change. It also reflects how interlinked they are and that our value chain is a series of interdependent parts. Our targets reflect the complexity of the risks and opportunities we face and are mapped to our most material issues: water, carbon and the sustainability of our packaging.
By setting challenging targets, ‘Society 2030: Spirit of Progress‘ looks to manage the potential impact of climate risks on our business, as well as minimising our impact on the environment and supporting communities we work with.
We cannot meet our target without investment. We expect to invest around £1 billion ($1.2 billion) to drive improvements in environmental sustainability by 2030. By doing this, we will strengthen our business by strengthening our communities and making our value chain more resilient. In the process, we can manage our climate risks and act on opportunities we find. Much of the focus to date has been on our sites in Africa, where we have invested in biomass and solar energy, energy efficiency and water recovery initiatives. We plan to increase investment for fiscal 24 to 26 to continue our progress towards our 2030 goals.

Our carbon and water roadmaps outline the projects needed to deliver our 2030 goals. These plans are backed by capital investment and undergo regular stress testing to help us in our efforts to meet our targets. Enhancing and digitising our sustainability data and reporting framework has given us more detailed insight into the progress in delivering our strategy. This lets us see where we need to optimise innovation opportunities or overcome project delivery challenges.

Responding to risks and opportunities
The next sections outline our targets and the progress we have made against those targets. We define our targets carefully, along with clear non-financial reporting boundaries and methodologies for each. For more details, see pages 292-315.

Preserving water

Our ‘Preserve Water for Life’ strategy is context-based and recognises the connections between how we use water and the impact on communities, supply chains and the environment. It is a ‘grain-to-glass’ approach that aims to replenish water in water-stressed catchments, supports farmers (especially smallholders) and regenerative agriculture, and improves how we use water in our operations. It also prioritises providing clean water to the communities we work in, and strongly advocates and drives more collective action to contribute to a net positive water impact in water-stressed basins.
Our work on water has earned us a place on the CDP Water Security ‘A List’ for the seventh year in a row, placing us in the top tier of participating companies for sustainable water management.

Water efficiency
Target by 2030 Reduce water use in our operations with a 40% improvement in water use efficiency in water-stressed areas and a 30% improvement across the company
Percentage improvement in litres of water used per litre of product packaged from the prior year – in water-stressed areas	2.6%

Percentage improvement in litres of water used per litre of product packaged from the prior year – across the company	(1.2)%

Our water strategy aims to improve water security, especially in water-stressed areas. This is achieved through both projects to improve our operational efficiency and our replenishment programme, which works with local communities to replenish more water than we consume in water-stressed areas. Across our business, we're proud to have improved water efficiency by 51.1% since we started measuring performance against this metric in 2007 and by 9.4% since our 2020 baseline. In water-stressed areas, efficiency has improved even further, by 16.2% against the 2020 baseline.
While our ongoing focus on water-stressed areas continued to deliver efficiency improvements of 2.6% vs fiscal 22, fiscal 23 saw changes to our production profile that drove a 1.2% reduction in water use efficiency per litre of product packaged (4.09 litres/litre to 4.14 litres/litre). This was despite the implementation of a number of water efficiency projects across our production portfolio.

Business description (continued)
Our production footprint is complex; it includes distillation, brewing and packaging, and uses water in related but different ways. While we saw efficiency improvements across our distillation sites of 3.5% compared to fiscal 22, the increasing proportion of distillation in our portfolio produced an overall decline in performance according to the way we currently measure water efficiency – litres of water used per litre of packaged product. The reason for the decline under this combined metric is that most distilled products need to be matured for a number of years before bottling, so much of the water used in fiscal 23 went into distilling product that won’t be packaged for years to come.

For this reason, in fiscal 23, we reviewed our water efficiency methodology, so that it better reflects our progress and challenges on water efficiency against the background of our business model. Following a detailed review, we defined a new methodology that uses an index approach to show the aggregated change in water efficiency across our different production pillars weighted by their proportional water use. This methodology better represents underlying year-on-year site-level efficiency performance and, critically, addresses the timing difference between distillation and packaging, due to maturation requirements. We will change our measurement approach in fiscal 24.
In fiscal 23, we completed water efficiency projects that will deliver benefits in several water-stressed areas. In Kenya, Uganda and Nigeria we have installed or increased the capacity of water recovery plants. The volume of water recovered has now reached 530,850m3, equivalent to around 12% of total water withdrawals avoided across our African sites. This has helped to mitigate some of the obstacles to water efficiency created by lower production volume in Africa.
We are also building for the future. In fiscal 23, we broke ground on a wastewater treatment plant at our El Charcón site in Mexico. This will enable the construction of a water recovery plant in fiscal 24, which we expect to start delivering water efficiency improvements from fiscal 25. We are also partnering with innovators to embed new technologies identified through our Diageo Sustainable Solutions (DSS) programme into our site roadmaps. One example is our partnership with 4T2 sensors on sensor technologies, which we expect will reduce the amount of water required to clean equipment between production runs.
Thirteen of our distilleries have now achieved Alliance for Water Stewardship certification (the internationally recognised, auditable standard for responsible water use), including Cameronbridge, Scotland, 11 Speyside distilleries and the Alwar distillery in India, making us the first distiller to be certified against this leading standard in Asia.
Climate, water and regenerative agriculture are strongly connected. This is why we continue our work to influence indirect water use in our agricultural supply chains. This means mapping our water use and continuing to run water improvement projects with farmers, especially smallholders. This helps us make our overall supply chain more resilient and support vulnerable communities, particularly in water-stressed areas.

Water replenishment
Target by 2026 Replenish more water than we use for operations in water-stressed areas
Percentage of water replenished in water-stressed areas in fiscal 23	22%

Our water replenishment programme, an important contribution to supporting the climate resilience of our communities and supply chains, has had another strong year, putting us firmly on track to reach our 2026 target. In fiscal 23, our projects developed the annual volumetric replenishment capacity of 1,311,010 m3 water. This represents 22% of our target for 2026, and cumulatively (fiscal 16 to fiscal 23) we have replenished 71.5% of our estimated fiscal 26 volume. In India, Nigeria, Seychelles and South Africa we have achieved our 2026 replenishment target three years early. For 13 sites in these countries, we are now replenishing all the water we directly consume in the local water basin or the basin where we source the raw materials for the site.
Overall, in fiscal 23 we have completed 35 replenishment projects in 11 countries. Highlights include nature-based projects improving water quality and availability in priority catchments. In Jalisco, Mexico, we have worked with government, NGOs and local stakeholders to restore a wetland treating wastewater in a project that's the first of its kind for us. Other ambitious replenishment projects include improving irrigation with farmers in Turkey, de-silting dams to increase water infiltration in India, and providing access to water for many smallholder farming communities in Tanzania, Ghana, Brazil, Mexico, Uganda, Kenya
and India.

Business description (continued)

Water for communities
Target by 2030 Invest in improving access to clean water, sanitation and hygiene (WASH) in communities near our sites and local sourcing areas in all our water-stressed markets
Percentage of water-stressed markets with investment in WASH	100%

An important part of our approach to water is providing access to clean water, sanitation and hygiene (WASH) in water-stressed communities near our sites and in water-stressed areas that supply our raw materials.
We reached our 2030 target in fiscal 23, launching a project in Mexico to harvest rainwater in 37 schools and provide drinking water in Jalisco, home of our tequila distilleries. This means all nine of the markets included in our target have invested in WASH projects since 2020. In fiscal 23, we invested in 17 WASH projects in seven countries bringing safe water and sanitation to 71,655 people.
In fiscal 23, we have also helped ensure more female representation in WASH programmes, which makes it more likely that everyone will benefit equally from access to water. For more about this, see the section on championing inclusion and diversity (page 86). In fiscal 24, we’ll consider how best to bring WASH projects to more communities in our supply chains.

Water collective action
Target by 2030 Engage in collective action in all priority water basins to improve water accessibility, availability and quality and contribute to net positive water impact
Percentage of priority water basins with collective action participation	50%

We don't tackle water stress alone. We launched the Diageo Collective Action Programme in 2020, recognising that we need to collaborate with multiple stakeholders to create solutions and interventions that improve the water security across entire water-stressed catchments. Through this, we are now active in six out of our 12 ‘priority water basins’ – strategically important areas suffering particular water stress in 10 countries. In fiscal 23, with support through our partnership with The Nature Conservancy, we began two initiatives – one with the International Union for Conservation of Nature in Uganda’s Victoria Nile basin where we source sorghum and barley for our brewery in Kampala, and another in the Godavari 3 basin in India. We have also agreed to be a basin champion for the Water Resilience Coalition in Kenya’s Upper Tana basin, partnering with the Upper Tana-Nairobi Water Fund, increasing the commitment and investment we have already made there to improving the water security of the whole basin, which feeds Nairobi, home of our Tusker brewery.

Advocacy
Water is under pressure around the world, and the issues around preserving it are complex. So it will take multilateral action to address the challenge of responsible stewardship and scarcity. At the COP27 climate change conference, we were among businesses calling for more action on water and climate resilience. We also attended the UN Water Conference in New York in March 2023 and were among the first businesses to sign a declaration calling for accelerated action on water stewardship. Our partnerships with leading international organisations, such as Water Resilience Coalition, Alliance for Water Stewardship and WaterAid, are fundamental to our ambition to support the climate resilience of our business and communities. They also help us advocate for more global action to address the water and nature crisis. Continuing this important advocacy, we plan to attend World Water Week in Stockholm in August 2023, UN SDG Summit in September and COP28 in December.

Business description (continued)
Limiting carbon emissions
The planet needs significant science-based action to create a sustainable, low-carbon future and to mitigate the risk from climate change. We aim to reach net zero across our direct operations by 2030. We have also stated our ambition to being net zero across our value chain by 2050, and halving these emissions by 2030. We have detailed plans for reducing emissions across our existing sites and we are also investing in carbon-neutral production(2) sites to add to those we already have.

Pathway to net zero(1)
	2008	2015	2020	2021	2030	2050 or earlier
Milestone	GHG targets set for 2015	GHG targets set for 2020	‘Society 2030: Spirit of Progress‘ (SOP) targets set	Targets approved by the SBTi	‘Society 2030: Spirit of Progress‘ targets due	Scope 3 net zero targets due
Target		2015 targets -50% Scopes 1 & 2	2020 targets -50% Scopes 1 & 2 -30% Scope 3		Scope 1: net zero Scope 2: net zero Scope 3: -50%	Scope 1: net zero Scope 2: net zero Scope 3: net zero
Delivery		-33% Scopes 1 & 2	-50.1% Scopes 1 & 2 -33.7% Scopes 1-3
		Baseline = 2007	Baseline = 2007		Baseline = 2020
Pathway to delivery
Scope 1	Decarbonisation of direct operations by embedding energy efficiency and energy recovery into our processes and working towards using 100% renewable fuel and heat.
	Exploring innovations, partnerships and renewable energy certification.				Continue to explore innovations, partnerships and carbon removals to maintain compliance with our SBTi-aligned net zero commitment.
Scope 2	Continue switch to renewable electricity. Create additional renewable energy capacity to power our sites through on-site developments and using power purchase agreements (PPA).				Once we have achieved 100% renewable electricity by 2030 we will focus on moving towards more on-site/near-site generation.
Scope 3
Packaging: For example: low-carbon glass and aluminium manufacturing; packaging reduction; innovative glass coatings that support light-weighting, and moving towards circular packaging solutions.
Agriculture: Regenerative agriculture programmes scale-up to reduce the emissions associated with crop growth.
Partnerships: Mobilising the value chain by engaging, inspiring and activating our supplier and customer network to jointly decarbonise e.g. through the development of renewable energy solutions and increased carbon emission understanding and transparency.
Collaborating across the business: Cross-functional governance structure in place creating shared Scope 3 delivery responsibility.

Focus on progress: We continually test our decarbonisation progress through reports that assess the sufficiency of our plans to deliver our in-year, 2030 and 2050 targets. Decarbonisation plans are in place across our site footprint and we monitor them through performance management and strategic business reviews. Through Diageo Sustainable Solutions (DSS) and supplier collaboration, we identify opportunities to partner and innovate, driving systems change within the beverage industry. We may need to use high-quality certified carbon offsets to neutralise hard-to-abate residual emissions, though we anticipate these being no more than 5-10% of our baseline.

(1) This is an estimate based on current management expectations; the underlying assumptions and future developments may change over time, which would cause changes to management expectations and this information. See pages 93-99 for more about the potential impact of climate change on Diageo and our current plans to manage and mitigate risks.

Our risk assessment and scenario analysis show us that consumer behaviour is an important transition risk, and companies who don’t decarbonise their operations will suffer as consumers increasingly demand more sustainable products. Also, decarbonisation requires investment. But by working with suppliers to innovate in low-carbon manufacturing techniques for glass production, for example, we help to accelerate towards a low-carbon world while benefitting from the experience that comes from early innovation.

(2) Four carbon-neutral facilities have been assessed and certified using PAS2060 – Carbon Neutrality Standard and Certification (Scope 1&2, Direct Operations boundary) as reducing emissions aligned to an equivalent net zero trajectory with <5-10% of residual emissions neutralised using purchase of carbon offsets.

Business description (continued)

Emissions from our direct operations
Target by 2030 Become net zero carbon in our direct operations (Scopes 1 and 2)
Percentage reduction in absolute carbon emissions (direct and indirect carbon emissions by weight (market/net based)) from the prior year	5.4%

In fiscal 23, as part of our ambition to decarbonise our operations to decouple growth from emissions, we continued to reduce our absolute carbon emissions (direct and indirect carbon emissions by weight (market/net based)), achieving a further 5.4% reduction on last fiscal year and a cumulative 14.7% improvement from our fiscal 20 baseline.
The main factor in reducing our emissions in fiscal 23 was our continued investment in renewable energy. We commissioned biomass facilities at sites in Kenya and Uganda, bringing significant emissions reductions of approximately 42,000 tonnes CO2e over the course of the year. We increased on-site bioenergy use at facilities in Scotland and Turkey and also replaced fossil fuel with liquid biofuels at two of our whisky distilleries in Scotland. We have also implemented continuous improvement initiatives across a number of sites, and continued to use certificate-backed renewable natural gas at facilities in the UK and Canada.To reach our 2030 SBTi-approved near-term target for direct operations, we must reduce our emissions by more than 95% from our 2020 baseline. We continue to invest in carbon-neutral facilities, in addition to our four carbon-neutral distilleries1 in Scotland and North America. We are designing new sites in Mexico, Canada, Ireland and China to be as efficient and low-emitting as possible.

Target by 2030 Use 100% renewable energy across all our direct operations by 2030
Change in percentage of renewable energy across our direct operations in fiscal 23	1.9%

This year, 45% of all the energy consumed at our facilities came from renewable sources, an increase of 1.9% on last year. To achieve this, we have increased the use renewable electricity, fuel and heat. Our improved performance in fiscal 23 was driven largely by the electrification of our sites, our efforts to source renewable electricity and our investment in biomass technology.
As a signatory of the RE100 initiative, with a target to reach 100% electricity from renewable sources by 2030, we are proud that we are already ahead of our 2025 target of 50% renewable electricity, reaching 86.7% this year, up from 85.6% in fiscal 22. We have invested in 100% renewable electricity sites like our Lebanon all-electric distillery in North America. Comprising approximately 8,000 panels that will add 4.1MW of renewable electricity generation capacity. As well as reaching 100% renewable electricity ourselves, we encourage our suppliers to use more electricity through power purchase agreements (PPAs) and support additional power generation opportunities in our markets.
This year we have increased our use of renewable thermal energy by 1.3% compared to last year across our global operations. The start up of three biomass facilities at our sites in Kenya and Uganda produced our biggest single increase in renewable thermal energy use, a 25% increase in renewable fuel and heat across our Africa market compared to fiscal 22. We also increased energy output from on-site biomass and biogas plants and introduced renewable biofuel at two sites in Scotland. As we make renewable energy advances across our operations, we have reduced our usage of certificate backed renewable gas.
We are a significant enabler of the generation of biomethane in Scotland through the supply of Diageo distillery co-products. This is used by third parties as a feedstock to generate green gas, which is injected into the natural gas network. We then reuse the resulting renewable gas in our distilleries, with 23% of the green gas used by our sites in Scotland derived from our own feedstocks this year.
Four carbon-neutral facilities have been assessed and certified using PAS 2060 – Carbon Neutrality Standard and Certification (Scope 1&2, Direct Operation boundary)see net zero carbon boundaries on pages 310-311) as reducing emissions aligned to an equivalent net zero trajectory with <5-10% of residual emissions neutralised using the purchase of carbon offsets.

Business description (continued)

Emissions from across our value chain
Target by 2030 Reduce our value chain (Scope 3) carbon emissions by 50%
Percentage reduction in absolute greenhouse gas emissions (ktCO2e) from the prior year	1.2%

We continue to refine our understanding of our baseline and footprint, including our supplier network, after reviewing our total value chain footprint and associated emissions in 2023. This year our Scope 3 CO2e emissions decreased by 1.2% but we remain behind our 2020 baseline by 20.7%.
Our emissions derived from packaging decreased due to reductions in volumes, as well as decarbonisation activities including glass light-weighting, carton removals, and switching to lower-carbon materials. This was partly offset by increased emissions attributed to capital goods, including investments in plants that enable our low-carbon transition.
We are navigating the complexities of Scope 3 to ensure we achieve our reduction targets, and enable impactful change up and down the value chain by working with our suppliers, our peers and the wider beverage industry.

As well as reducing Scope 3 emissions by 50% by 2030, we want to achieve a net zero value chain by 2050 or sooner. To achieve these targets, in common with many multinationals, we are working with global GHG accounting bodies and our suppliers to get more detailed Scope 3 data. As we refine our value chain data, we can be more specific about our GHG footprint, including refined categories of upstream and downstream Scope 3 emissions.
(1) Four carbon-neutral facilities have been assessed and certified using PAS2060 – Carbon Neutrality Standard and Certification (Scope 1&2, Direct Operations boundary) as reducing emissions aligned to an equivalent net zero trajectory with <5-10% of residual emissions neutralised using purchase of carbon offsets.

Total direct and indirect carbon emissions by region by year
Region	2020	2021	2022	2023
North America	127	125	100	83
Europe	152	129	144	194
Asia Pacific	32	10	10	9
Latin America and Caribbean	22	27	38	26
Africa	137	154	132	89
Diageo (total)	470	445	424	401

Streamlined Energy and Carbon Reporting (SECR)
	2020	2021	2022	2023
Total Global energy consumption (MWh)	3,310,388	3,392,923	3,557,760	3,507,733
Total market based (net) intensity ratio of GHG emissions (g CO2e per litre of packaged product)	139	122	105	105
Total UK energy consumption (MWh)	1,056,931	1,064,795	1,091,153	1,249,306
Direct (MWh)	924,022	927,917	951,302	1,102,403
Indirect (MWh)	132,910	136,878	139,851	146,903
Total UK direct and indirect carbon emissions (kt CO2e)	86	71	84	136
Scope 1	86	71	84	136
Scope 2	—	—	—	—

Moving towards regenerative agricultural sourcing
Our supply chain connects us to communities around the world. This gives us the chance to make a positive social and environmental impact by enhancing livelihoods and promoting regenerative agriculture.

Business description (continued)
One of the foundations of our regenerative agriculture strategy is our Sustainable Agriculture Guidelines (SAG), which set out the principles we expect our agricultural raw materials suppliers to adopt to make farming more regenerative. We work with suppliers and farmers across our supply chains to implement, assess and scale regenerative practices.
This work also helps make our supply chain more resilient. Our assessments show the possible impacts of climate change on agricultural commodities, and that they are vulnerable to climate hazards including water stress, temperature rises and flooding, particularly where the commodities only grow in one country.
We work with communities to help them adapt and build resilience through our 'Preserve Water for Life' strategy, implementing regenerative agricultural practices and developing climate-resistant variants of agricultural crops. We are also exploring alternative crops to build diversity and enhance resilience in crop systems and across our raw materials portfolio. By working with farmers in this way, and by giving them skills and resources, we make them and their communities economically, environmentally and socially stronger, as well as strengthening our own supply chain.

Positive partnerships
Target by 2030 Develop regenerative agriculture pilot programmes in five key sourcing landscapes
Number of regenerative agriculture pilot programmes initiated	1

We are committed to partnerships with farmers to help them implement projects to test new regenerative farming approaches and practices, measure the results and share what we learn. By following regenerative practices, agriculture can restore soil health and fertility, boost biodiversity, protect watersheds and promote ecological resilience. By focussing on life above and below ground, everyone benefits from regenerative agriculture from the farmer to the ecosystem.
We also continue to build our understanding of the agronomic context across our key crops and sourcing regions, working with agronomic partners and our suppliers, growers and farmers. We are currently conducting assessments in the United Kingdom, United States, India, Brazil, Mexico and East Africa for barley, wheat, corn, rice, sugarcane, agave and sorghum production systems.

Guinness barley programme
Discovering how to lower farming's footprint
In Ireland, our programme looking for ways to lower-carbon emissions of barley production for Guinness is in its second year, with 45 farmers now participating. Data from 1,125 soil samples showed that three quarters of the soil’s carbon footprint is from nitrogen fertilisers. This shows there’s potential to reduce emissions by at least 30% from the baseline year through regenerative practices and low-carbon fertilisers.
We also supplied barley farmers with cover crops, which fix nitrogen and carbon in soil, and quantified biomass they generate.

Local sourcing
Target by 2030 Provide all local sourcing communities with agricultural skills and resources, building economic and environmental resilience (supporting 150,000 smallholders)
Number of smallholder farmers in our supply chain supported by our smallholder farmer programme in fiscal 23	12.9k

Business description (continued)

Where low yields and quality issues threaten smallholders’ income, we work with suppliers, research organisations and other partners to build more resilient local supply chains. This has included developing more climate-resistant and higher-yielding varieties of sorghum adapted for Kenya and Ghana.
We are on course to reach our target of supporting 150,000 smallholders by 2030, after supporting nearly 13,000 12,935farmers in fiscal 23 with sustainable development.
We have worked mainly in Kenya to test and learn from our approach to support our smallholders before expanding to the network of smallholders we source from. The programme focuses on training and enabling knowledge transfer for the transition to more resilient agriculture production systems. We trained smallholders on improving soil health, working with technical and implementation partners on the ground. We have also supported our smallholders with essential resources such as high-quality, certified seeds, distributing more than 100 tonnes of input at a subsidised rate to smallholder farmers.
Last year, we partnered with an agricultural technology provider to digitise our smallholder value chains. Starting with our primary crop for smallholder farmers, sorghum, we have rolled the technology platform out across Ghana, Kenya and Uganda in fiscal 23. We aim to broaden this to Nigeria and Tanzania. The technology acts as a valuable data source. We aim to use it to tailor our offering to smallholders based on their needs, while monitoring changes to baseline data to make sure our interventions have an impact on the ground. To help accelerate change for smallholders, we launched challenges through Diageo Sustainable Solutions, encouraging innovators to pitch ideas relating to soil biodiversity, carbon (relating to soil health) and water.
To clarify farming communities’ needs, we have used the main communication method in our sourcing regions: radio. Working with local agricultural radio shows and Farm Radio International, we are looking to understand farmers’ challenges to help us target our support. Together, we ran a six-week series on ‘Farming as a Business’, discussing challenges to women in agriculture and the support available to farmers. Listeners could freephone to submit views in their local dialect across eight radio stations in Ghana and Uganda.

Making packaging more sustainable
Consumers are rightly demanding more sustainable products and legislation continues to drive industry changes. We are committed to reducing our value chain's carbon footprint by reducing packaging and increasing the recycled content in the packaging we produce. We are also developing circular business models and designs, which allow for more reusable and refillable packaging.
By becoming sustainable by design in packaging, we reduce our carbon footprint, by using fewer materials in production and by limiting emissions when the packaging reaches the end of its life. We buy most of our packaging materials, so partnerships are crucial to achieving our ambitions. An example is Diageo Sustainable Solutions (DSS), where we partner with technology innovators, customers, suppliers and researchers to spot potential technology breakthroughs and pilot them, with the ultimate aim of scaling them to increase their impact.

Examples of how we are reducing our packaging footprint include:
•Pioneering net-zero glass bottles – In December 2022, we announced our partnership with Encirc, a leading glass manufacturer and co-packer, to create the world's first net zero glass bottles at scale by 2030. The new furnace at Encirc’s plant in Cheshire, United Kingdom, will reduce carbon emissions by 90% with an energy mix of green electricity and low-carbon hydrogen. We expect that carbon capture technology will capture the remaining carbon emissions by 2030. The furnaces are expected to be fully operational by 2027 and to produce up to 200 million Smirnoff, Captain Morgan, Gordon’s and Tanqueray bottles a year by 2030.
•Leading the way to sustainable aluminium – We have invested in a groundbreaking project to create a circular economy for aluminium in the United Kingdom. We are funding a new consortium (BACALL – British Aluminium Consortium for Advanced Alloys), which will build a plant to provide recycled aluminium for more than 400 million cans of Guinness and pre-mixed Gordon’s and tonic, significantly reducing our carbon emissions while also creating jobs in the United Kingdom.

Reducing packaging weight and increasing recycled content
Target by 2030
Continue our work to reduce total packaging and increase recycled content in our packaging (delivering a 10% reduction in packaging weight and increasing the percentage of recycled content in our packaging to 60%)

Percentage reduction of total packaging (by weight) in fiscal 23	4%

Business description (continued)
In fiscal 23, we reduced packaging weight by 4.4% compared to fiscal 22, but this was 14.9% above our 2020 baseline because we have increased production from fiscal 20 to fiscal 22. In fiscal 23, we removed 141 million cartons from some of our Johnnie Walker and scotch brands. We have reduced weight in our primary scotch portfolio by moving some of our bottles into standard, more lightweight formats, allowing us to take some heavier formats out of the portfolio. These changes have saved almost 4,000 tonnes of glass and 9,170 tonnes of board in fiscal 23. From fiscal 24, we will continue to embed our Design for Sustainability packaging guidelines, emphasising use of lightweight glass and recycled content. We also continue to encourage bars, restaurants and other on-trade outlets to support the reuse of packaging.

Change in percentage of recycled content (by weight) in fiscal 23	(1.2)%

Recycled content now makes up 39% of our packaging, down 1.2% on fiscal 22. This is because of a shortage of cullet, a feedstock for recycled glass, in the United Kingdom and North America. We continue to face challenges in sourcing quality recycled glass and PET (polyethylene terephthalate), though we are working with suppliers and industry peers to strengthen recycling infrastructure.
Despite the challenges, we have made positive changes, moving Johnnie Walker Gold Label Reserve from 0% recycled content to 40% and trialling Johnnie Walker core sizes with increased recycled content. We also launched Talisker x Parley: Wilder Seas in the brand’s first 100% recycled bottle.

Pioneering a lighter bottle
In 2021, we launched a challenge to develop lightweight bottles through Diageo Sustainable Solutions. This led to us working with glass industry consultants EXXERGY, which has developed an innovative glass coating technology that could enable us to use lighter glass for bottles, without reducing their strength. We invited strategic supply chain partner Ardagh Group to collaborate, and they engaged manufacturing software specialist Dassault Systèmes to support with testing the EXXERGY coating. We have been testing the coating through industry-first lab-based and virtual trials. Virtual trials allow us to develop innovations using real-time digital representations of products and processes, which reduces time, cost, energy and raw materials. After the trials, we will test the thinner glass on our Johnnie Walker bottles. Through this collaboration, we hope to significantly reduce the raw materials needed to create a bottle, and the overall weight, so it takes less carbon to transport our bottles.

Target by 2030 Ensure 100% of our packaging is widely recyclable (or reusable/compostable)
Percentage of packaging recyclable (by weight)	97.9%

In fiscal 23, 97.9% of our packaging was technically recyclable, using the same fiscal 22 methodology.
We have an ambition to adjust our recyclability metrics in line with market-differentiated recycling frameworks in the future.

Recycled content and recyclability of plastic
Target by 2025 Ensure 100% of our plastics are designed to be widely recyclable or reusable/compostable
Percentage of recyclable (or reusable/ compostable) plastic used in fiscal 23	11.2%

In fiscal 23, we achieved 83.2% recyclability for plastics, an increase of 11.2% from last year. We continue to use the ‘technically recyclable’ definition. The remaining non-recyclable components are currently not replaceable, although we continue to explore alternatives.

Business description (continued)

Target by 2030 Achieve 40% recycled content in our plastic bottles by 2025, and 100% by 2030
Percentage of recycled content in our plastic bottles used	7%

In fiscal 23, we started projects in North America, Europe and Africa to increase recycled content in plastic bottles, particularly single-use formats, and achieved 7% recycled content in plastic bottles.
This year, in the United Kingdom we have moved our Johnnie Walker Red Label 1.75L bottles to 30% recycled PET. Our North America business achieved 26% recycled content in plastic bottles and in Africa we trialled 40% recycled content. In Ghana, we have partnered with the Mohinani Group to introduce the first bottle-to-bottle recycling plant in the country. In fiscal 23, 2,000 metric tonnes of plastic have been collected, with the aim of the plant being fully operational in fiscal 24. The plant will have a capacity to recycle 15,000 metric tonnes of plastic per year.
Also, our largest packaging site in Scotland has removed single-use shrink-wrap across a range of products, saving 67 metric tonnes of plastic per year, and delivering shrink-wrap-free drink flasks to 47 countries.
We will see these shifts continue in fiscal 24; sourcing recycled PET remains a priority.

Reusing and reducing waste
We manage around one million tonnes of waste each year. This includes ‘co-products’ from our production processes in the form of spent grain and other agricultural commodities. These co-products return to agriculture in the form of animal feed and fertiliser and are also used as feedstocks for biomass facilities. This helps reduce the environmental footprint of our agricultural supply chain and supports our regenerative agriculture programmes. By reusing scarce resources, we help improve the system that produces our key ingredients. In addition, we aim to divert all waste from landfill, so it is recycled or reused.

Reducing waste to landfill
Target by 2030 Achieve zero waste in our direct operations and zero waste to landfill in our supply chain
Percentage reduction in total waste sent to landfill from the prior year	35.5%

Globally, the total volume of waste diverted from our direct operations to landfill was 180 tonnes this year (vs 279 tonnes in fiscal 22), which is below our zero waste to landfill de minimis threshold of 200 tonnes. We recycle, reuse and recover more than 99.98% of waste from our global operations either for our own reuse or in partnership with local agricultural communities and energy and waste handlers. Our performance in fiscal 23 means we have achieved a key milestone in fulfilling our 2030 direct operations zero-waste commitments.
In the second half of fiscal 23, we launched an initiative with our suppliers and KPMG to fully understand the waste in our supply base. The project will look for ways to change how we approach waste management across our Tier 1 supply chain by avoiding waste to landfill and recovering and recycling more waste by 2030. Our commitment to a more sustainable and less wasteful supply chain is also reflected in our marketing, where our point-of-sale (POS) project is working towards guidelines for sourcing better materials for experiential marketing, as well as designing POS and campaign props for reuse.
Last year, we reported that a third-party contractor at one of our facilities in Australia had incorrectly diverted waste material to landfill. This prompted a global review in fiscal 23 of more than 350 waste handlers and our own internal waste management practices, aiming to strengthen our controls and avoid similar issues in the future. This hadn’t been possible during the Covid-19 pandemic because of restrictions on site visits. The review of waste handlers identified 111 metric tonnes of waste that hadn’t been accounted for in fiscal 22, taking the total volume of waste sent to landfill to 279 tonnes. We have now included this in waste-to-landfill volumes for fiscal 22, representing 0.028% of the 984,057 tonnes we handled in that year. We’ll continue to assess our waste handlers regularly and improve our internal controls to maintain our zero waste to landfill status.

Business description (continued)
We consider we have achieved zero waste to landfill if we have disposed of less than 0.2% of baseline waste-to-landfill volume during the year. This volume equates to 200 tonnes and excludes any waste we are required to dispose to send to landfill under local regulations.

How we have reported consistent with the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD)
In preparing our disclosures, we have taken into consideration the TCFD all sector guidance.

TCFD recommendation	Compliance
GOVERNANCE See page 92
a.Describe the board’s oversight of climate-related risks and opportunities.	Yes. See page 92.
b.Describe management’s role in assessing and managing climate-related risks and opportunities.
RISK MANAGEMENT See pages 93-99
a.Describe the organisation’s processes for identifying and assessing climate-related risks.	Yes. See pages 93-99. Having completed comprehensive risk assessments our focus is now on ensuring appropriate adaptation plans are in place for all risks identified.
b.Describe the organisation’s processes for managing climate-related risks.
c.Describe how processes for identifying, assessing, and managing climate-related risks are integrated into the organisation’s overall risk management.
STRATEGY See pages 100-109
a.Describe the climate-related risks and opportunities the organisation has identified over the short, medium, and long term.	We have described risks and opportunities for our business in >95% of our operating locations, as well as the impact of those risks and opportunities on our strategy. We have modelled the resilience of our strategy under three climate-related scenarios. See pages 243-245. As a next step we are exploring the further development of our scenario analysis capability and associated tools.
b.Describe the impact of climate-related risks and opportunities on the organisation’s businesses, strategy, and financial planning.
c.Describe the resilience of the organisation’s strategy, taking into consideration different climate-related scenarios, including a 2°C or lower scenario.
METRICS & TARGETS See pages 100-109
a.Disclose the metrics used by the organisation to assess climate-related risks and opportunities in line with its strategy and risk management process.	Yes. See pages 100-109.
b.Disclose Scope 1, Scope 2 and, if appropriate, Scope 3 greenhouse gas (GHG) emissions and the related risks.	Yes for Scope 1 and 2. See page 104. We are working with global GHG accounting bodies and our suppliers to get more detailed Scope 3 data. As we refine our value chain data, we can be more specific about our GHG footprint, including refined categories of upstream and downstream Scope 3 emissions.
c.Describe the targets used by the organisation to manage climate-related risks and opportunities and performance against targets.	Yes. See pages 100-109.

Cautionary statement concerning forward-looking statements

This document contains ‘forward-looking’ statements. These statements can be identified by the fact that they do not relate only to historical or current facts and may generally, but not always, be identified by the use of words such as “’will”, “anticipates”, “should”, “could”, “would”, “targets”, “aims”, “may”, “expects”, “intends” or similar expressions statements. In this document, such statements include those that express forecasts, expectations, plans, outlook, objectives and projections with respect to future matters, including information related to Diageo’s fiscal 24 outlook, Diageo’s medium-term guidance for fiscal 23 to fiscal 25, Diageo’s supply chain agility programme, future Total Beverage Alcohol market share ambitions and any other statements relating to Diageo’s performance for the year ending 30 June 2024 or thereafter.
Forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There is a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo's control, which include (but are not limited to):
(i) economic, political, social or other developments in countries and markets in which Diageo operates, including macro-economic events that may affect Diageo’s customers, suppliers and/or financial counterparties; (ii) the effects of climate change, or legal, regulatory or market measures intended to address climate change; (iii) changes in consumer preferences and tastes, including as a result of disruptive market forces, changes in demographics and evolving social trends (including any shifts in consumer tastes towards at-home occasions, premiumisation, small-batch craft alcohol, or lower or no-alcohol products and/or developments in e-commerce); (iv) changes in the domestic and international tax environment that could lead to uncertainty around the application of existing and new tax laws and unexpected tax exposures; (v) changes in the cost of production, including as a result of increases in the cost of commodities, labour and/or energy due to inflation and/or supply chain disruptions; (vi) any litigation or other similar proceedings (including with tax, customs, competition, environmental, anti-corruption or other regulatory authorities); (vii) legal and regulatory developments, including changes in regulations relating to environmental issues and/or e-commerce; (viii) the consequences of any failure of internal controls; (ix) the consequences of any failure by Diageo or its associates to comply with anti-corruption, sanctions, trade restrictions or similar laws and regulations, or any failure of Diageo’s related internal policies and procedures to comply with applicable law or regulation; (x) Diageo’s ability to make sufficient progress against or achieve its ESG ambitions; (xi) cyber-attacks and IT threats or any other disruptions to core business operations; (xii) contamination, counterfeiting or other circumstances which could harm the level of customer support for Diageo’s brands and adversely impact its sales; (xiii) Diageo’s ability to maintain its brand image and corporate reputation or to adapt to a changing media environment; (xiv) fluctuations in exchange rates and/or interest rates; (xv) Diageo’s ability to derive the expected benefits from its business strategies, including Diageo’s investments in e-commerce and its luxury portfolio; (xvi) increased competitive product and pricing pressures, including as a result of introductions of new products or categories that are competitive with Diageo’s products and consolidations by competitors and retailers; (xvii) increased costs for, or shortages of, talent, as well as labour strikes or disputes; (xviii) movements in the value of the assets and liabilities related to Diageo’s pension plans; (xix) Diageo’s ability to renew supply, distribution, manufacturing or licence agreements (or related rights) and licences on favourable terms, or at all, when they expire; or (xx) any failure by Diageo to protect its intellectual property rights.
In preparing the ESG-related information contained in this document, Diageo has made a number of key judgements, estimations and assumptions and the processes and issues involved are complex. The ESG-related forward looking statements should be treated with special caution, as ESG and climate data, models and methodologies are often relatively new, are rapidly evolving and are not of the same standard as those available in the context of other financial information, nor are they subject to the same or equivalent disclosure standards, historical reference points, benchmarks, market consensus or globally accepted accounting principles. In particular, it is not possible to rely on historical data as a strong indicator of future trajectories in the case of climate change and its evolution. Outputs of models, processed data and methodologies are also likely to be affected by underlying data quality, which can be hard to assess and we expect industry guidance, market practice, and regulations in this field to continue to change. There are also challenges faced in relation to the ability to access data on a timely basis and the lack of consistency and comparability between data that is available. This means the ESG-related forward-looking statements and ESG metrics discussed in this document carry an additional degree of inherent risk and uncertainty, and as a result, our actual results and developments could differ materially from those expressed or implied by the ESG-related forward-looking statements in this document.
In light of the uncertainty as to the nature of future policy and market responses to climate change, including between regions, and the effectiveness of any such responses, Diageo may have to re-evaluate its progress and evolve its approach towards its ESG ambitions, commitments and targets in the future, update the methodologies it uses or alter its approach to ESG and climate analysis and may be required to amend, update and recalculate its ESG disclosures and assessments in the future, as market practice and data quality and availability develops rapidly.
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
All readers, wherever located, should take note of these disclosures. This document includes names of Diageo’s products, which constitute trademarks or trade names which Diageo owns, or which others own and license to Diageo for use. All rights reserved. © Diageo plc 2023.
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
References in this document to information on websites are included as an aid to their location and such information is not incorporated in, and does not form part of, this document unless otherwise noted.

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

Risks related to the global economy

Diageo’s business has been and may, in the future, be adversely impacted by unfavourable economic, political, social or other developments and risks (including those resulting from a public health threat, increases in geopolitical instability, including in relation to Russia’s invasion of Ukraine, and/or inflationary pressures) in the countries in which it operates
Diageo’s products are sold in nearly 180 countries worldwide, and Diageo may be adversely affected by global economic volatility or unfavourable economic developments in any of the countries or regions where it has distribution networks, marketing companies or production facilities. In particular, Diageo’s business is dependent on general economic conditions in its major markets, which include the United States, the United Kingdom, the countries that form the European Union, and certain countries within the Latin American region, India and China, and failure to react quickly enough to changes in those economies could have an adverse effect on financial performance.

The markets in which Diageo operates have been significantly impacted, and could be impacted in the future, by public health threats, such as the Covid-19 pandemic. While restrictions imposed in response to the Covid-19 pandemic in most countries around the world have gradually eased, the long-term economic impact of the pandemic is still uncertain, particularly in China. Similarly, Russia’s invasion of Ukraine and the ongoing military conflict in the region has, among other things, resulted in elevated geopolitical instability and economic volatility. The economic volatility attributable to Covid-19 and Russia’s invasion of Ukraine is part of, and contributing to, a larger trend of persistently high inflation and a higher interest rate environment globally, which has had and may continue to have a significant adverse effect on economic activity that could have a material adverse impact on Diageo’s business, financial condition, results of operations and/or the price of Diageo’s securities.

Any future significant deterioration in economic conditions globally or in any of Diageo’s important markets, including economic slowdowns, global, regional or local recessions or depressions, currency instability, increased unemployment levels, increased custom duties, tariffs and/or other tax rates, increased inflationary pressures and/or disruptions to credit and capital markets, could lead to eroded consumer confidence and decreased consumer spending more generally, which in turn could reduce consumer demand for Diageo’s products. Unfavourable economic conditions could also negatively impact Diageo’s customers, distributors, suppliers, and financial counterparties, who may experience cash flow problems, increased credit defaults, decreases in disposable income or other financial issues, which could lead to changes to ordinary customer stocking patterns, including destocking or stocking ahead of potential price increases as well as an increase in Diageo’s bad debt expense. In addition, volatility in the capital and credit markets caused by unfavourable economic developments and uncertainties, including the heightened geopolitical instability caused by Russia’s invasion of Ukraine and/or inflationary pressures, could result in a reduction in the availability of, or a further increase in the cost of, financing to Diageo.

Diageo’s business could also be affected by other economic developments such as fluctuations in currency exchange rates, the imposition of any import, investment or currency restrictions (including the potential impact of any global, regional or local trade wars or any tariffs, customs duties or other restrictions or barriers imposed on the import or export of goods between territories, including but not limited to, imports into and exports from the United States, China, the United Kingdom and/or the European Union), the imposition of economic or trade sanctions, or any restrictions on the repatriation of earnings and capital. Any of these developments may have a material adverse effect on Diageo’s financial performance.

Diageo’s operations are also subject to a variety of other risks and uncertainties related to its global operations, including adverse political, social or other developments. Political and/or social unrest or uncertainties, natural disasters, public health threats (including the Covid-19 pandemic and any future epidemics or pandemics, and government responses thereto), politically-motivated violence and terrorist threats and/or acts, including those which are specifically directed at the alcohol industry, may also occur in countries where Diageo has operations. Additionally, upcoming election cycles in key market including the US, UK and Europe are likely to lead to increased volatility.

Many of the above risks are heightened, or occur more frequently, in emerging markets, such as Nigeria, Ghana and Turkey. In general, emerging markets are also exposed to relatively higher risks attributable to unstable governments, corruption, crime and lack of law enforcement, undeveloped or biased legal systems, expropriation of assets, sovereign default, military conflicts, liquidity constraints, inflation, devaluation, price volatility and currency convertibility issues, as well as other legal and regulatory risks and uncertainties. Developments in emerging markets can affect Diageo’s ability to import or export products and to repatriate funds, as well as impact levels of consumer demand (for example, in duty-free outlets at airports or in on-trade premises in affected regions) and therefore Diageo’s levels of sales or profitability. Any of these factors may affect Diageo disproportionately or in a different manner from its competitors, depending on Diageo’s specific exposure to any particular emerging market, and could have a material adverse effect on Diageo’s business and financial results.

Climate change, or legal, regulatory or market measures to address climate change or other environmental concerns, may negatively affect Diageo’s business or operations, and water scarcity or water quality issues could negatively impact Diageo’s production costs and capacity
Climate change is occurring around the world as a result of carbon dioxide and other greenhouse gases in the atmosphere having an adverse effect on global temperatures, weather patterns and the frequency and severity of extreme weather-related events and disasters. To the extent that weather patterns and climate change, or legal, regulatory or market measures enacted to address such climate change or other environmental concerns, have a negative effect on agricultural productivity in the various regions from which Diageo procures its raw materials, Diageo may be subject to decreased availability of, or increased prices for, a number of raw materials that are necessary in the production of Diageo’s products, including wheat, maize, barley, sugar cane/molasses, vanilla, agave, rice, grapes, sorghum, and aniseed. Severe weather events or changes in the frequency or intensity of weather events could also pose physical risks to Diageo’s production facilities, impair Diageo’s production operations or disrupt Diageo’s supply chain, which may affect production operations as well as delivery of its products to customers. For example, a number of Diageo’s distilleries in Scotland are in lower coastal areas and, as a result, may suffer disruption due to coastal flooding and/or storms. Climate change and geographic limitations related to the production may also expose Diageo to water scarcity and quality risks due to the water required to produce its products, including water consumed in the agricultural supply chain. If climate change leads to droughts or water over-exploitation or has a negative effect on water availability or quality in areas that are part of Diageo’s supply chain, the price of water may increase in certain areas and certain jurisdictions may adopt regulations restricting the use of water or enact other unfavourable changes.

Water, which is the main ingredient in virtually all of Diageo’s products and a major component within its agricultural supply chain, is also a limited resource in many parts of the world. As demand for water continues to increase, and as water becomes scarcer and the quality of available water deteriorates, including as a result of climate change, Diageo may be affected by increased production costs (including as a result of increases in certain water-related taxes or related regulations), capacity constraints, or requests to cease production entirely in water-stressed areas, which in turn could adversely affect Diageo’s business, financial results and reputation. A number of Diageo’s production sites are in water-stressed areas and may be exposed to potential disruption if demand for water exceeds the available amount during a certain period or if the poor quality of available water restricts its use.

In addition, a failure by Diageo to respond appropriately to increased governmental or public pressure for further reductions in greenhouse gas emissions, water usage and/or to address any other perceived environmental issues could damage Diageo's reputation. Increased governmental or public pressure for further reductions in greenhouse gas emissions or water usage may also cause Diageo to incur increased costs for energy, transportation and raw materials, as well as potentially require Diageo to make additional investments in facilities and equipment, thus adversely impacting Diageo’s business and financial results. As governments and business take action to reduce or mitigate the effects of climate change, Diageo and its supply chain are expected to incur increased costs, including those associated with required improvements to energy usage in agriculture and glass manufacturing, water efficiency and usage, land practices and competition for land from bio-crops, the rising cost of natural gas and rising worldwide carbon prices. It is possible these costs increase beyond what is currently expected or that other categories of costs increase unexpectedly, either or both of which could have an adverse impact on Diageo’s financial results.

Diageo is also required to report greenhouse gas emissions, energy usage data and related environmental information to a variety of entities, and comply with the European Union Emissions Trading Scheme. Regulators in various jurisdictions, including Europe and the United States, have focused efforts on increased disclosures related to ESG matters, including climate change and mitigation efforts, and these regulations (if adopted) could expand the nature, scope and complexity of matters that companies are required to control, assess and report and Diageo may be required to make additional investments and implement new practices and reporting processes, all entailing additonal compliance risk. Disparate and evolving standards for identifying, measuring and reporting ESG metrics, including ESG-related disclosures that may be required by the US Securities and Exchange Commission, European and other regulators, will likely increase compliance burdens and associated regulatory and reporting costs and complexity significantly. Furthermore, while ESG reporting has improved, data remains of limited quality and consistency and is more uncertain than historical financial information. ESG data, methodologies and standards may evolve over time in line with market practice, regulation, or owing to scientific developments. The use of inconsistent or incomplete data and models could result in sub-optimal decision making. If Diageo is unable to accurately measure and disclose required data in a timely manner, it could be subject to penalties in certain jurisdictions.

Diageo’s operations are also subject to environmental regulations by national, regional and local agencies, including, in certain cases, regulations that impose liability without regard to fault. These regulations can result in liability that might adversely affect Diageo’s operations and financial condition. As regulators in Diageo’s markets continue to respond to rising concerns about the impact of climate change and other environmental threats, regulation and enforcement is becoming stricter. There can be no assurance that Diageo will not incur a substantial liability or that applicable environmental laws and regulations will not change or become more stringent in the future.

Risks related to Diageo’s industry

Demand for Diageo’s products may be adversely affected by many factors, including disruptive market forces, changes in consumer preferences and tastes and the adverse impacts of declining economies
Diageo’s portfolio of brands includes some of the world’s leading beverage alcohol brands, as well as a number of brands that are prominent in certain regional and/or country-specific markets. Any inability by Diageo to respond and adapt either its products or its processes to disruptive market forces, including e-commerce, digital, and new formats, could impact Diageo’s ability to effectively service its customers and consumers with the required agility, thereby threatening market share, revenue, profitability and growth ambitions. While Diageo is focused on expanding its digital platforms and effectively using technology in its supply chains, there is no guarantee that these efforts will help Diageo gain and/or maintain a competitive advantage over its peers.

Consumer preferences on a global, regional and/or local scale may shift due to a variety of factors, including changes in demographics, evolving social trends (including any shifts in consumer tastes towards at-home consumption occasions, premiumisation, small-batch craft alcohol, lower or no alcohol beverages, or other alternative products), changes in travel, holiday or leisure activity patterns, weather conditions, public health regulations and/or health and wellness concerns, any or all of which may reduce consumers’ willingness to purchase beverage alcohol products from large producers such as Diageo or at all. There is also a risk to Diageo’s brands emerging from consumers making brand choices that reflect their increasingly polarised socio-political views, including with respect to ESG matters. The market share, profitability and growth ambitions of Diageo’s brands, as well as Diageo’s reputation more generally, could also be adversely affected by any failure by Diageo to service its customers and consumers with the required agility or to provide consistent, reliable quality in its products or in its service levels to customers.

Economic pressures in the markets Diageo serves may also reduce consumer demand for Diageo’s products. In particular, inflation, as measured by the consumer price index has been persistently high in advanced and emerging market economies, including in the United Kingdom, Europe and the United States, driven mainly by supply chain issues (including input shortages, labour constraints, rising commodity prices and soaring shipping costs), excess demand for goods and services, and significant increases in energy prices. Rising costs of living could negatively impact the spending habits of consumers in various markets which Diageo serves and could cause consumers to choose products which have lower price points, including those of Diageo’s competitors. Changes in consumers’ spending habits due to rising inflation may therefore have an adverse effect on Diageo’s business and financial results.

In addition, the social acceptability of Diageo’s products may decline due to negative publicity surrounding, and/or public concerns about, alcohol consumption. Such anti-alcohol publicity or sentiment could also result in regulatory action, litigation or customer complaints against companies in the beverage alcohol industry and have an adverse effect on Diageo’s business and financial results.

Diageo’s business has historically benefitted from the launch of new to world products or variants of existing brands (with recent examples including the Guinness Nitrosurge and Don Julio Rosado), and continuing product innovation and the creation of extensions to existing brands remain significant elements of Diageo’s growth plans. The launch and ongoing success of new-to-world products or global brand extensions is inherently uncertain, especially with respect to such products’ initial and continuing appeal to consumers. Similarly, brands that Diageo acquires may not deliver the expected benefits and/or may not scale as expected. The failure to successfully launch a new product or an extension of an existing brand, or to maintain the product’s initial popularity, can give rise to inventory write-offs and other costs, as well as negatively impact the consumer perception of and thus the growth of an existing brand. There can be no assurance of Diageo’s continuing ability to develop and launch successful new products or variants of existing products, or to ensure or extend the profitable lifespan of its existing products.

Diageo is subject to tax uncertainties, including changes in tax obligations, tax laws, regulations and interpretations, as well as enforcement actions by tax authorities
Changes in the political and economic climate have resulted in an increased focus on tax collection in recent years, leading to greater uncertainty for multinational companies such as Diageo. In recent years, tax authorities have shown an increased appetite to challenge the methodology used by multinational enterprises, even where a company complies with international best practice guidelines. Changes in tax law (including tax rates), tax treaties, accounting policies and accounting standards, including as a result of the Organisation for Economic Co-operation and Development’s review of base erosion and profit shifting and the European Union’s anti-tax abuse measures, combined with increased investments by governments in the digitisation of tax administration, could also result in increased levels of audit activity, investigations, litigation or other actions by relevant tax authorities. Diageo also operates in a large number of jurisdictions with complex tax and legislative regimes and whose related laws and regulations are open to subjective interpretation. These countries include Brazil and India, where Diageo is currently involved in a large number of tax cases, and Diageo may be subject to further future tax assessments in these jurisdictions based on the same or similar matters. Assessing the potential financial exposure arising from these cases in Brazil and India is particularly challenging due to the uncertain fiscal environment in these jurisdictions. Any such investigations, litigation or other actions may result in damages, penalties or fines as well as reputational damage to Diageo or its brands, and as a result, adversely impact Diageo’s business and financial results. For additional information with respect to legal proceedings, including potential tax liabilities in Brazil and India, see note 19 to the consolidated financial statements.

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

Diageo is subject to litigation specifically directed at the beverage alcohol industry, as well as to other litigation
Diageo and other companies operating in the beverage alcohol industry are, from time to time, exposed to class action or other private or governmental litigation and claims relating to product liability, alcohol marketing, advertising or distribution practices, alcohol abuse problems or other health consequences arising from the excessive consumption of or other misuse of alcohol, including underage drinking. Diageo may also be subject to litigation arising from legacy and discontinued activities, as well as other litigation in the ordinary course of its operations, including in connection with commercial disputes and the acquisition or disposal of businesses or other assets. Diageo is further subject to the risk of litigation, enforcement or other regulatory actions by tax, customs, competition, environmental, anti-corruption and other relevant regulatory authorities, including with respect to the methodology for assessing importation value, transfer pricing or compliance matters. Diageo’s listing in the United States may also expose it to a higher risk of securities-related class action suits, particularly following any significant decline in the price of Diageo’s securities. Any such litigation or other actions may be expensive to defend and result in damages, penalties or fines as well as reputational damage to Diageo or its brands, and/or impact the ability of management to focus on other business matters, and may adversely affect Diageo’s business and financial results. For additional information with respect to legal proceedings, see note 19 to the consolidated financial statements.

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

Any failure by Diageo to comply with anti-corruption laws, anti-money laundering laws, economic sanctions laws, trade restrictions or similar laws or regulations, or any failure of Diageo’s related internal policies and procedures designed to comply with applicable law, may have a material adverse effect on Diageo’s business and financial results, Diageo's reputation and the price of Diageo' securities
Diageo produces and markets its products on a global scale, including in certain countries that, as a result of political and economic instability, a lack of well-developed legal systems and/or potentially corrupt business environments, have a higher level of corruption risk than other countries. There is increasing scrutiny and enforcement by regulators in many jurisdictions of anti-

corruption laws, including pursuant to the US Foreign Corrupt Practices Act of 1977, the UK Bribery Act 2010, and certain jurisdictions’ equivalent local laws. Such enforcement has been enhanced by applicable regulations in the United States, which offer substantial financial rewards to whistleblowers for reporting information that leads to monetary fines.

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

Any investigations and lawsuits, regardless of the ultimate outcome of the proceeding, are time consuming and expensive and can divert the time and effort of Diageo’s personnel, including senior management, from its business. Adverse publicity, legal and enforcement proceedings, and enhanced government scrutiny can also have a negative impact on Diageo’s reputation. To the extent that violations of anti-corruption, sanctions and/or trade restriction laws and regulations, and/or Diageo’s internal policies and procedures, are found, or if Diageo’s internal policies and procedures are found not to comply with applicable law, possible regulatory sanctions, fines and other penalties or consequences, including reputational damage, may also be material. For additional information with respect to legal proceedings, see note 19 to the consolidated financial statements.

Risks related to Diageo’s business

Diageo may incur significant cost in connection with attempting to achieve its ESG ambitions, and may be subject to increased scrutiny and reputational risk if it is unable to make sufficient progress against or achieve its objectives
Diageo has articulated certain ESG ambitions as part of its ‘Society 2030: Spirit of Progress’ targets and is undertaking a number of strategic and operational initiatives in order to achieve those ambitions. In addition, from time to time, Diageo may introduce new initiatives in the future to make progress against those targets, as well as to address other ESG-related issues that arise. Diageo expects to incur significant costs and investments in connection with any such initiatives (including those related to human resources, technology, capital projects and operations), and as a result of compliance with new laws, regulations, reporting frameworks and industry practices. Consistent with many companies across the alcohol beverage industry, Diageo expects that future innovations and technological improvement will be required in order to achieve and sustain its ESG-related ambitions. In addition, the data, methodologies and standards that Diageo has used to develop its targets will likely evolve over time. Any changes could result in revisions to Diageo’s internal frameworks and reported data, and could mean that reported figures are not reconcilable or comparable year on year.

Furthermore, Diageo’s own current expectations with respect to its expected pathway to achieve its Society 2030 ambitions (including achieving “net zero”) are subject to change as underlying assumptions and its own operations change over time, including as a result of new information, changed expectations and innovation. In the event that Diageo is unable to make sufficient progress in a timely manner or achieve its ESG-related ambitions, it may be subject to additional scrutiny and criticism, and may face regulatory censure and/or fine. In addition, stakeholders and others who disagree with Diageo’s approach may speak negatively or advocate against Diageo or its products, with the potential to harm Diageo’s reputation or business through negative publicity, adverse government treatment, product boycotts or other means. Diageo could suffer reputation damage and a loss of trust from consumers, investors and other stakeholders, and/or the price of Diageo’s securities could be adversely affected, if it fails to achieve any of these goals for any reason or is otherwise perceived to be failing to act responsibility with respect to the environment or to effectively respond to regulatory requirements concerning climate change.

Diageo may be adversely affected by cyber-attacks and IT threats or other disruptions to core business operations including manufacturing and supply, business service centres and/or information systems
Diageo relies on information technology (IT) systems, networks and services, including internet sites, data hosting and processing tools, hardware (including laptops and mobile devices), software, and technical platforms and applications, to process, store and transmit large amounts of data and to help it manage its business. Diageo uses its IT systems, networks and services for, among other key business functions, the hosting of its primary and brand-specific websites and its internal network and communications systems; supply and production planning, execution and shipping; the collection and storage of customer, consumer, investor relations and employee data; processing various types of transactions, including summarising and reporting its results of operations; the development and storage of strategic corporate plans; and ensuring compliance with various legal, regulatory and tax requirements. As with all large systems, Diageo’s IT systems, including those managed or hosted by third parties, could be subject to sophisticated cyber-attacks (including phishing and ransomware attacks) and IT threats by external or internal parties intent on disrupting production or other business processes or otherwise extracting or corrupting information. In recent years, ransomware attacks against some of Diageo’s peers have become more frequent, which has increased the likelihood of Diageo being targeted for a similar cyber-attack. Diageo’s vulnerability to such cyber-attacks could also be increased due to a significant proportion of its employees working remotely. Unauthorised access to Diageo’s IT systems could disrupt Diageo’s business, including its beverage alcohol and other production capabilities, and/or lead to theft, loss or misappropriation of critical assets or to outside parties having access to confidential or even highly confidential information, including privileged data, personal data or strategic information of Diageo and its current or former employees, customers and consumers. Such information could also be made public in a manner that harms Diageo’s reputation and financial results and, particularly in the case of personal data, could lead to regulators imposing significant fines on Diageo.

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

Diageo has a substantial inventory of aged product categories, including Scotch whisky, which may mature over periods of up to 30 years or more. A substantial portion of this maturing inventory is stored in Scotland, and the loss through contamination, fire or other natural disaster of all or a portion of the stock of any one of those aged product categories, including as a result of climate change-related severe weather events, could result in a significant reduction in supply of those products, and consequently, Diageo would not be able to meet consumer demand for those products as such demand arises. There can be no assurance that insurance proceeds would cover the replacement value of Diageo’s maturing inventory or other assets in the event that such assets were lost due to contamination, fire or natural disasters, destruction resulting from negligence or the acts of third parties, or any failure of information systems or data infrastructure.

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

The value of Diageo’s brands and its net sales may be negatively affected by its failure to maintain its brand image and corporate reputation or adapt to a changing media environment
The value of Diageo’s brands and its profitability depends heavily on its ability to maintain its brand image and corporate reputation. Adverse publicity, whether or not justified, may tarnish Diageo’s reputation and cause consumers to purchase products offered by its competitors instead of by Diageo. Such adverse publicity could arise as a result of a perceived failure by Diageo to make adequate positive social contributions, including in relation to the level of taxes paid by Diageo, or ESG-related performance, or by any failure of internal controls or compliance breaches leading to violations of Diageo’s Code of Business Conduct, Code of Ethics, its other key policies or the laws or regulations of the jurisdictions in which it operates. Diageo has also established and may continue to establish relationships with brand founders and/or other public figures to develop and promote its brands, and to establish brand equity, history and authenticity with consumers. If certain such individuals were to stop promoting a Diageo brand or brands contrary to their agreements, Diageo’s business could be adversely affected. In addition, certain such individuals could engage in behaviour, make statements or use their platforms in a manner that reflects poorly on Diageo’s brand image and corporate reputation or otherwise adversely affects Diageo. Diageo may be unable to prevent such actions, and the actions Diageo takes to address them may not be effective in all cases. Negative claims or publicity involving Diageo, its culture and values, brands, or any of its key employees or brand endorsers could damage Diageo’s brands and/or reputation, regardless of whether such claims are accurate, causing Diageo to lose existing customers or fail to attract new customers, and may have a material adverse effect on Diageo’s business and financial results.

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

Diageo’s operations and financial results may be adversely affected by fluctuations in exchange rates and fluctuations in interest rates
Diageo is engaged in an international business that operates in, and makes sales into, countries with different currencies, while its financial results for the year ended 30 June 2023 are presented in sterling. Additionally, as of 1 July 2023 Diageo changed its functional and presentation currency from sterling to the US dollar, in line with reporting requirements and reflecting the gradually changing environment in which Diageo primarily generates and expends cash, so going forward its financial results will be presented in US dollars. As a result, Diageo is subject to foreign currency risk due to exchange rate movements, which affect the sterling and US dollar value of its transactions, as well as the translation of the results and underlying net assets of its operations to sterling or the US dollar. In particular, approximately 43% of Diageo’s net sales in the year ended 30 June 2023 were in US dollars, approximately 11% were in euros and approximately 8% were in sterling. Movements in exchange rates used to translate foreign currencies into sterling or US dollars may have a significant impact on Diageo’s reported results of operations from year to year. Exchange rate fluctuations may also expose Diageo to increased interest expense on borrowings denominated in currencies which appreciate against the sterling or US dollar. As a result, Diageo’s business and financial results may be adversely affected by fluctuations in exchange rates.

In addition, Diageo may be adversely impacted by fluctuations in interest rates, mainly through increased interest expense. Accommodative monetary policy had generally made borrowings less expensive in the markets in which Diageo operates until recent years. However, the global economy has experienced persistently high levels of inflation, while benchmark interest rates, such as the US federal funds rate, have risen. Such inflationary pressures stem from and are compounded by ongoing disruptions in the global supply chain due to geopolitical tensions, including the conflict in Ukraine and rising energy prices (particularly for oil and gas). As a result, the availability and prices of inputs available to Diageo from its first- and second-tier suppliers are expected to be volatile and inflationary pressures more broadly are expected to persist. As a result, market expectations are currently that benchmark interests rates could continue to rise and may be accompanied by other measures to reverse accommodative policy, such as quantitative tightening. Sharp increases and/or unexpected moves in interest rates due to any of the foregoing factors could have macroeconomic effects that materially adversely affect Diageo’s business and its financial results. In particular, rising interest rates could lead to a material increase in Diageo’s funding costs. In addition, if there is an extended period of constraint in the capital markets and, at the same time, cash flows from Diageo’s business are under pressure, Diageo’s ability to fund its long-term strategies may be materially adversely impacted.

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

As part of its growth strategy, Diageo also made a number of acquisitions in recent years, and it is possible that Diageo may not be able to derive the expected benefits from these acquisitions and/or may experience unexpected integration challenges. In the future, Diageo’s business strategies will, almost certainly, give rise to further business combinations, acquisitions, disposals, joint ventures and/or partnerships (including any associated financing or the assumption of actual or potential liabilities, depending on the transaction contemplated). However, there can be no assurance that any such transaction would be completed and/or that it would deliver the anticipated benefits, cost savings or synergies. The success of any transaction also depends in part on Diageo’s ability to successfully integrate new businesses with its existing operations. Acquisitions may also expose Diageo to liabilities it may not be aware of at the time of the acquisition, for example if acquired companies and business do not act, or have not acted, in compliance with applicable laws and regulations. For additional information on the challenges of integration please see note 19 to the consolidated financial statements.

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
To strengthen the resilience and agility of Diageo’s supply chain, Diageo has recently initiated a supply chain agility programme, expected to be implemented over the five years starting from the fiscal year ended 30 June 2023. And in May 2023, Diageo announced a five-year business transformation programme to modernise Diageo’s IT environment and standardise its business operations across nearly 180 countries. There can be no assurance that this programme or other programmes designed to improve the effectiveness and efficiency of end-to-end operations, will deliver the expected benefits. Such programmes may also result in significant costs to Diageo or may have other adverse impacts on the business and operations of the group.

Certain of Diageo’s aged product categories may mature over decades, and forecasts of demand for such products in future periods are subject to significant uncertainty. There is an inherent risk of forecasting error in determining the quantity of maturing stock to lay down in a given year for future consumption as a result of changes in business strategy, market demand and unplanned shifts in consumer preferences, introductions of competing products and other changes in market conditions. Any forecasting error could lead to Diageo being unable to meet the objectives of its business strategy, future demand or lead to a surplus of inventory and consequent write-down in value of maturing stocks. If Diageo is unable to accurately forecast demand for its products or efficiently manage its inventory, this may have a material adverse effect on Diageo’s business and financial results.

Diageo faces competition that may reduce its market share and margins
Diageo faces substantial competition from several international companies as well as regional and local companies (including craft breweries and micro distilleries) in the countries in which it operates and competes with other drinks companies across a wide range of consumer drinking occasions. Within a number of categories, the beverage alcohol industry has been experiencing continuing consolidation among major global producers, as evidenced by business combinations of substantial value carried out by significant competitors in recent years. Consolidation is also taking place among Diageo’s customers in many countries. In addition, there has been a recent increase in competition for distribution channels, notably e-commerce channels. These trends may lead to stronger competitors, increased competitive pressure from customers, negative impacts on Diageo’s distribution network (including sub-optimal routes to customers and consumers), downward pressure on prices, predatory marketing tactics by Diageo’s competitors and/or a decline in Diageo’s market share in any of these categories. For example, expansion in the seltzer and ready to drink categories has increased competitive pressures across product categories and in certain markets (such as in the United States). Adverse developments in economic conditions or declines in demand or consumer spending may also result in intensified competition for market share, with potentially adverse effects on sales volumes and prices. Any of these factors may adversely affect Diageo’s results and potential for growth.

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

Governance
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

Governance (continued)
NON-FINANCIAL AND SUSTAINABILITY INFORMATION STATEMENT
Our ESG reporting approach
Reporting transparently on the ESG issues that affect our business, and that our business creates, plays a vital role in delivering our strategy. It helps us to manage ESG risks, take opportunities and promote sustainable development everywhere we live, work, source and sell.
Our ESG reporting suite aims to provide comprehensive and comparable disclosures for a broad range of stakeholders. As well as publishing our integrated Annual Report and ESG Reporting Index each year, we also submit non-financial information to benchmarking and index organisations, including those listed on the Awards and ranking page of our website.

The non-financial reporting space is evolving quickly. We are committed to continually evaluating and improving our approach and to actively tracking emerging ESG regulation, frameworks and good practice.

How we report to our stakeholders – our reporting suite

Annual Report Where we present our most material disclosures and describe how our strategy delivers value for our business and other stakeholders. The performance of non-financial KPIs are integrated into the relevant focus area sections. The document also includes detailed non-financial reporting boundaries and methodologies.
Diageo.com Where, through the ‘Society 2030: Spirit of Progress‘ section, we give more details of our approach and performance, with examples of our strategy in action.
ESG Reporting Index Where we give additional disclosures in line with the GRI Standards and the UNGC advanced reporting criteria index, plus our response to the Sustainability Accounting Standards Board (SASB). This document also includes detailed non-financial reporting boundaries and methodologies.

Who are our stakeholders? Everyone who is affected by our business, and everyone who affects it, is a stakeholder. A detailed description of our stakeholder engagement process is on pages 110-113 of the UK Annual Report.

Non-financial and sustainability information statement

Focus area	Relevant policies and standards	Read more in this report	Page
Description of Diageo’s business model		–Business model	32-33
Society 2030: Spirit of Progress'		–'Society 2030: Spirit of Progress'	75
Promote positive drinking	–Global Marketing and Digital Marketing Policy(1) –Global Employee Alcohol Policy(1) –Position papers(1)	–Promote positive drinking including performance of the relating metrics	76-79
Champion inclusion and diversity Our people and culture	–Code of Business Conduct(1) –Great Britain and Scotland Gender Pay Gap Report 2022 –Republic of Ireland Gender Pay Gap Report 2022 –Global Human Rights Policy(1)	–Champion inclusion and diversity including performance of the relating metrics –Our people and culture	86-90 82-85
Pioneer grain-to-glass sustainability	–Global Environment Policy(1) –Sustainable Agriculture Guidelines(1) –Sustainable Packaging Commitments(1) –Partnering with Suppliers Standard(1) –Deforestation Guidelines	–Pioneer grain-to-glass sustainability including managing climate risks and opportunities and performance of the related metrics –Our principal risks and risk management	100-109 113-123
Task Force on Climate-related Financial Disclosures		–Pioneer grain-to-glass sustainability including managing climate risks and opportunities and performance of the related metrics –Our principal risks and risk management	100-109 113-123
Human rights	–Global Human Rights Policy(1) –Modern Slavery Statement(2) –Global Brand Promoter Standard(1)	–Doing business the right way –Our principal risks and risk management	80-81 113-123
Health and safety	–Global Health, Safety and Wellbeing Policy(1)	–Health and Safety	84-85
Anti-bribery and corruption	–Code of Business Conduct(1)	–Doing business the right way –Our principal risks and risk management	80-81 113-123
(1) https://www.diageo.com/en/esg/doing-business-the-right-way-from-grain-to-glass/
(2) https://www.diageo.com/en/esg/doing-business-the-right-way-from-grain-to-glass/modern-slavery-statement

Governance (continued)

LETTER FROM THE CHAIRMAN OF THE BOARD OF DIRECTORS
Enabling our Ambition through Leadership
Dear Shareholder
On behalf of the Board, I am pleased to present the corporate governance report for the year ended 30 June 2023, which summarises how the Board and our governance has provided leadership over the year in support of the long-term sustainable success of Diageo.
Diageo's business has grown consistently over the last few years under the leadership of Sir Ivan Menezes, despite the challenges of the pandemic, instability in the global political and economic environment and continued inflationary pressures. We remain deeply grateful for his transformational leadership as we reflect on his sad passing.
Delivering our ambition in such a challenging and turbulent environment requires leadership which is agile and creative, evolving to changing circumstances, as well as resilient and committed to our strategy, values and purpose. It is the responsibility of the Board to provide direction for management, setting the strategic aims and performance ambition of the company, centred on Diageo's strong culture. The Board is also responsible for ensuring that the company has effective operational leadership to implement its strategy of investing for long-term sustainable growth. We were therefore very pleased to welcome Debra Crew back to the Board as Chief Executive in June.
A particular focus of the Board this past year has been on ensuring that Diageo is well-positioned for future growth. This includes managing appropriate allocation of capital such as investing in fast-growing categories, actively managing our footprint and brand portfolio through selective acquisitions and disposals, and investing in the capacity and environmental sustainability of our facilities and supply chain. It also includes ensuring that Diageo is resourced adequately, with performance enabled by highly engaged and motivated employees and a collaborative, values-based and inclusive culture.
We know that achieving this is dependent on the Board providing effective leadership, enabling swift execution of our clear strategy, and we look forward to working with Debra in guiding Diageo to move towards the next phase of delivering sustainable long-term value for our shareholders and other stakeholders.

Javier Ferrán
(Chairman)

Compliance with the UK Corporate Governance Code
The Board considers that for the year ended 30 June 2023, Diageo has fully applied the Principles and complied with the Provisions of the UK Corporate Governance Code 2018 (the Code) except for the pension alignment required under Provision 38, where full compliance was achieved from 1 January 2023 when company pension contributions for the then Chief Executive were aligned to that of the wider workforce as explained on page 143.
The table below details where key content on the compliance with the Code can be found in this report.

Board Leadership & Company Purpose	Composition, Succession and Evaluation
–Section 172 statement - page 19	–Leadership and experience - page 127
–Board of Directors - page 132	–Performance evaluation - page 142
–2023 Governance at a Glance - page 126	–Nomination Committee report - page 154
–Purpose, values and culture - page 143
–Board activities - page 136
Division of Responsibilities	Audit, Risk and Internal Controls
–Corporate governance structure and division of responsibilities - page 131	–Audit Committee report - page 146
–Board and committee attendance - page 135	Remuneration
–Director independence - page 133	–Remuneration Committee report - page 166

Governance (continued)
Governance at a glance

Board composition	Non-executive director tenure	Board gender diversity	Board ethnic diversity

ò	Chairman	ò	0 – 3 years	ò	Male	ò	Directors of colour
ò	Executive director	ò	3 – 6 years	ò	Female	ò	White European
ò	Non-executive director	ò	6 – 9 years

Fiscal 23 highlights
Board composition and changes
•Diageo ranked as the leading FTSE 100 company in the FTSE Women Leaders Review in February 2023 for the third year running, with 63.6% female representation on the Board.
•Debra Crew rejoined the Board as Chief Executive and Executive Director on 8 June 2023 following the sad passing of Sir Ivan Menezes.
Board attendance
•During fiscal 23, there were seven scheduled meetings of the Board which Directors attended either physically or remotely using video conference facilities.
•Directors' attendance record at the last AGM, scheduled Board and Board Committee meetings, for fiscal 23 is set out in the table below. Attendance is expressed as the number of scheduled meetings attended out of the number that each Director was eligible or invited to attend.
Annual General Meeting
•This year's AGM was held on 6 October 2022 at etc.venues St Paul's, 200 Aldersgate, London.
•It was held as a hybrid meeting with over 130 people attending physically, including shareholders, proxies, corporate representatives and guests, and with the ability for others to attend remotely or by virtual means using an online platform.
•All Directors attended the AGM either physically or remotely.
•During the AGM, the Chief Executive gave a review of the performance of the company during fiscal 22, following which the Chairman took questions from shareholders which were responded to by the Chairman and other Directors.
•The vote procedure was carried out by way of poll as authorised by the Articles of Association. All resolutions contained in the Notice of Meeting were passed.

	Annual General Meeting 2022	Board (maximum 7)	Audit Committee (maximum 5)	Nomination Committee (maximum 6)	Remuneration Committee (maximum 7)
Javier Ferrán	✓	7/7	5/5(1)	6/6	7/7(1)
Debra Crew(2)	N/A	0/0	0/0	0/0	1/1(1)
Lavanya Chandrashekar	✓	6/6	5/5(1)	0/0	1/1(1)
Susan Kilsby	✓	7/7	5/5	6/6	7/7
Melissa Bethell	✓	7/7	4/5	6/6	7/7
Karen Blackett	✓	6/7	4/5	6/6	7/7
Valérie Chapoulaud-Floquet	✓	6/7	4/5	6/6	7/7
Sir John Manzoni	✓	7/7	5/5	6/6	7/7
Lady Mendelsohn	✓	7/7	5/5	6/6	6/7
Alan Stewart	✓	7/7	5/5	6/6	7/7
Ireena Vittal	✓	7/7	4/5	6/6	7/7
Former Directors
Sir Ivan Menezes(3)	✓	5/6	2/5(1)	4/5(1)	4/6(1)
1.Attended by invitation.
2.Appointed to the Board on 8 June 2023.
3.Ceased being a director on 6 June 2023.

Governance (continued)
Leadership and experience

1.Javier Ferrán [N*]
Chairman
Nationality: Spanish
Appointed: Chairman and Chairman of the Nomination Committee: January 2017 (Appointed Chairman Designate and Non-Executive Director: July 2016)
Key strengths: Brings extensive board-level experience from the drinks and consumer products industry, including at chief executive level, and has a wealth of experience in consumer goods through his venture capital activities to draw from in his role as Chairman and leader of the Board
Current external appointments: Chairman, International Consolidated Airlines Group, S.A.; Senior Advisor and chairman of investee company board, BlackRock Long Term Private Capital
Previous relevant experience: Non-Executive Director and Senior Independent Director, Associated British Foods plc; Non-Executive Director, Coca-Cola European Partners plc; Member, Advisory Board of ESADE Business School; President and CEO, Bacardi Limited; Non-Executive Director, SABMiller plc

2.Debra Crew [E*]
Chief Executive
Nationality: American
Appointed: Chief Executive and Executive Director: June 2023
Key strengths: Has broad experience in various consumer products sectors at board, chief executive and management leadership levels, as well as over four years' experience in non-executive and executive roles at Diageo
Current external appointments: Non-Executive Director, Stanley, Black & Decker, Inc.
Previous Diageo roles: Chief Operating Officer; President, North America; Non-Executive Director, Diageo plc
Previous relevant experience: Non-Executive Director, Newell Brands, Mondelēz International Inc.; President and CEO, Reynolds American, Inc; President, PepsiCo North America Nutrition, PepsiCo Americas Beverages, Western Europe Region; various positions with Kraft Foods, Nestlé, S.A., and Mars

3.Lavanya Chandrashekar [E]
Chief Financial Officer
Nationality: American
Appointed: Chief Financial Officer and Executive Director: July 2021
Key strengths: Brings broad financial expertise, commercial skills and strong consumer goods experience to manage the group’s affairs relating to financial controls, accounting, tax, treasury and investor relations
Previous Diageo roles: Chief Financial Officer, Diageo North America and Global Head of Investor Relations
Previous relevant experience: Vice President Finance, Global Cost Leadership and Supply Chain, Mondelēz International; VP Finance, North America, Mondelēz International; VP Finance, Eastern Europe, Middle East and Africa, Mondelēz International; various senior finance roles at Procter & Gamble

4.Susan Kilsby [A] [N] [R*]
Senior Independent Director
Nationality: American/British
Appointed: Senior Independent Director: October 2019 (Appointed Non-Executive Director: April 2018 and Chairman of the Remuneration Committee: January 2019)
Key strengths: Brings wide-ranging corporate governance and board level experience across a number of industries, including a consumer goods sector focus, with particular expertise in mergers and acquisitions, corporate finance and transaction advisory work
Current external appointments: Non-Executive Chair, Fortune Brands Innovations, Inc.; Non-Executive Director, Unilever PLC, NHS England; Member, the Takeover Panel
Previous relevant experience: Senior Independent Director and Chair of Remuneration Committee, BHP Group Plc, BHP Group Limited; Senior Independent Director, BBA Aviation plc; Chairman, Shire plc; Chairman, Mergers and Acquisitions EMEA, Credit Suisse; Senior Advisor, Credit Suisse; Non-Executive Director, Goldman Sachs International, Keurig Green Mountain, L’Occitane International, Coca-Cola HBC

5.Melissa Bethell [A] [N] [R]
Non-Executive Director
Nationality: American/British
Appointed: Non-Executive Director: June 2020
Key strengths: Has extensive international corporate and financial experience, including in relation to private equity, financial sectors, strategic consultancy and advisory services, as well as having strong non-executive experience at board and committee levels across a range of industries, including retail, consumer goods and financial services
Current external appointments: Non-Executive Director, Tesco PLC, Exor N.V.; Chair, Ocean Outdoor Limited; Senior Advisor, Atairos
Previous relevant experience: Managing Director and Senior Advisor, Private Equity, Bain Capital; Non-Executive Director, Atento S.A., Worldpay plc, Samsonite S.A.

6.Karen Blackett [A] [N] [R]
Non-Executive Director
Nationality: British
Appointed: Non-Executive Director: June 2022
Key strengths: Brings expertise in marketing, media and the creative industries, as well as broad experience in public policy and strategic initiatives through a number of different government, industry and public bodies
Current external appointments: UK President, WPP plc; Chancellor, University of Portsmouth; Founding Trustee, BEO (Black Equity Organisation); Non-Executive Director, Creative UK, Non-Executive Director, The Pipeline
Previous relevant experience: UK Race Equality Business Champion, HM Government; Business Ambassador, Department for International Trade, HM Government; Chairwoman, MediaCom UK & Ireland; Chief Executive Officer, GroupM UK; Chief Executive Officer, MediaCom UK; Chief Operations Officer, MediaCom EMEA; Marketing Director, MediaCom; UK Country Manager, WPP plc

Governance (continued)

7.Valérie Chapoulaud-Floquet [A] [N] [R]
Non-Executive Director
Nationality: French
Appointed: Non-Executive Director: January 2021
Key strengths: Brings strong experience and expertise in the luxury consumer goods sector, having spent her career in the industry working in a number of international markets, including developed and emerging markets, and as a former CEO in the premium drinks industry
Current external appointments: Non-Executive Director, Lead Independent Director and Chair of Governance Committee, Danone S.A.; Non-Executive Director, Acné Studios A.B., Agrolimen S.A., Nextstage S.C.A., Jacobs Holding AG; Vice Chairman, Sofisport
Previous relevant experience: Chief Executive Officer, Rémy Cointreau S.A.; President and CEO for the Americas, Louis Vuitton, LVMH Group; President and CEO for North America, Louis Vuitton, LVMH Group; President South Europe, Louis Vuitton, LVMH Group; President and CEO, Louis Vuitton Taiwan, LVMH Group; President, Luxury Product Division for the USA, L’Oréal Group

8.Sir John Manzoni [A] [N] [R]
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
Previous relevant experience: Chief Executive of the Civil Service and Permanent Secretary of the Cabinet Office, HM Government; President and Chief Executive Officer, Talisman Energy; Chief Executive, Refining & Marketing, BP p.l.c.; Chief Executive, Gas & Power, BP p.l.c.; Non-Executive Director, SABMiller plc

9.Lady Mendelsohn [A] [N] [R]
Non-Executive Director
Nationality: British
Appointed: Non-Executive Director: September 2014
Key strengths: Has specialist knowledge and understanding of consumer-facing emerging technologies, privacy and data issues, as well as wide experience of board and committee level appointments across diverse commercial, governmental and charitable institutions, as well as advisory roles in advertising and production of consumer goods
Current external appointments: Head of the Global Business Group, Meta Platforms Inc.; Co-President, Norwood; Member, Mayor’s Business Advisory Board; Chair, Follicular Lymphoma Foundation
Previous relevant experience: Executive Chairman, Karmarama; Deputy Chairman, Grey London; Board Director, BBH, Fragrance Foundation; President, Institute of Practitioners in Advertising; Director, Women’s Prize for Fiction; Co-Chair, Creative Industries Council; Member, HMG Industrial Strategy Council; Board Member, CEW; Trustee, White Ribbon Alliance; Chair, Corporate Board, Women’s Aid

10.Alan Stewart [A*] [N] [R]
Non-Executive Director
Nationality: British
Appointed: Non-Executive Director: September 2014 (Appointed Chairman of the Audit Committee: January 2017)
Key strengths: Has a strong background in financial, investment banking and commercial matters, with particular expertise in consumer retail industries, as well as board and committee level experience at industry institutions
Current external appointments: Non-Executive Director and Chair of the Remuneration Committee, Reckitt Benckiser Group PLC; Non-Executive Director and Chair of Audit Committee, Burberry Group plc
Previous relevant experience: Chief Financial Officer, Tesco PLC; Non-Executive Director, Tesco Bank; Chief Financial Officer, Marks & Spencer Group plc, AWAS; Non-Executive Director, Games Workshop plc; Group Finance Director, WH Smith PLC; Chief Executive, Thomas Cook UK

11.Ireena Vittal [A] [N] [R]
Non-Executive Director
Nationality: Indian
Appointed: Non-Executive Director: October 2020
Key strengths: Brings a wealth of FMCG experience from a career in executive consulting with a focus on consumer sectors and emerging markets, including India, as well as broad experience in non-executive board roles in the UK and India
Current external appointments: Non-Executive Director, Compass Group PLC; Non-Executive and Lead Independent Director, Godrej Consumer Products Limited; Non-Executive Director, Asian Paints Limited
Previous relevant experience: Head of Marketing and Sales, Hutchinson Max Telecom; Partner, McKinsey and Company; Non-Executive Director, Wipro Limited, Housing Development Finance Corporation Limited, Titan Company Limited, Tata Global Beverages Limited, Tata Industries, GlaxoSmithKline Consumer Healthcare

Governance (continued)
Expertise and diversity
Debra Crew and Lavanya Chandrashekar are also members of the Executive Committee.
Their biographies can be found on page 127.

1.Ewan Andrew
President, Global Supply Chain & Procurement and Chief Sustainability Officer
Nationality: British
Appointed: September 2019
Previous Diageo roles: Supply Director, International Supply Centre; Senior Vice President, Supply Chain & Procurement, Latin America and Caribbean; Senior Vice President Manufacturing & Distilling, North America; various supply chain, operational management and procurement roles
Current external appointments: Member, Scotch Whisky Association Council, Scottish Business Climate Collaboration Board, One Planet Business for Biodiversity Board

2.Soraya Benchikh
President, Europe
Nationality: French
Appointed: January 2023
Previous Diageo roles: Managing Director, Northern Europe
Previous relevant experience: Brand CEO and Area Director, East and Southern Africa, President, France and Regional Finance Director, Europe, British American Tobacco

3.Alvaro Cardenas
President, Latin America and Caribbean
Nationality: Colombian
Appointed: January 2021
Previous Diageo roles: Managing Director, Andean Region; Director, End-to-End Global Commercial Processes; Finance Director, South East Asia Region, PUB (Paraguay, Uruguay and Brazil) Region, Andean Region, Colombia

4.Cristina Diezhandino
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

5.Daniel Mobley
Global Corporate Relations Director
Nationality: British
Appointed: June 2017
Previous Diageo roles: Corporate Relations Director, Europe
Previous relevant experience: Regional Head of Corporate Affairs, India & South Asia, Regional Head of Corporate Affairs, Africa, Group Head of Government Relations, Standard Chartered; extensive government experience including in HM Treasury and Foreign & Commonwealth Office

Governance (continued)

6.Hina Nagarajan
Managing Director and CEO of United Spirits Limited
Nationality: Indian
Appointed: July 2021
Previous Diageo roles: CEO-Designate, United Spirits Limited; Managing Director, Africa Regional Markets
Previous relevant experience: Managing Director, China & SVP North Asia, Reckitt Benckiser; General Manager, Malaysia & Singapore, Reckitt Benckiser; CEO & MD Mary Kay India; senior marketing and general management roles, ICI Paints India and Nestlé India

7.Dayalan Nayager
President, Africa
Nationality: South African/British
Appointed: July 2022
Previous Diageo roles: Managing Director, Great Britain and Justerini & Brooks, Ireland and France, Global Travel; Regional Director, Global Travel Europe; Commercial Director, South Africa; Customer Marketing Director, South Africa; Key Account Director, South Africa
Previous relevant experience: Various positions, Heinz, Mars and Pick n Pay Retailers

8.John O'Keeffe
President, Asia Pacific & Global Travel
Nationality: Irish
Appointed: July 2015
Previous Diageo roles: President, Africa & Beer; CEO and Managing Director, Guinness Nigeria; Global Head, Innovation; Global Head, Beer and Baileys; Managing Director, Russia and Eastern Europe; various management and marketing positions

9.Louise Prashad
Chief HR Officer
Nationality: British
Appointed: January 2022
Previous Diageo roles: Global Talent Director; Talent Director, Africa; HR Director, Europe, West Latin America and Caribbean, Global Functions
Previous relevant experience: various HR roles, Stakis Group and Hilton Hotels

10.Claudia Schubert
President, North America
Nationality: American
Appointed: October 2022
Previous Diageo roles: President, US Spirits and Canada; General Manager, Continental Europe; President, US Controls States and Canada; President, Diageo Chateau & Estate Wines
Previous relevant experience: Boston Consulting Group

11.Tom Shropshire
General Counsel & Company Secretary
Nationality: American/British
Appointed: July 2021
Current external appointments: Member of the Court (Non-Executive Director), The Bank of England; Trustee, New York University School of Law; Member of the Steering Committee, The Parker Review; Trustee, Charity Projects Limited (Comic Relief); Director, Comic Relief Limited
Previous relevant experience: Partner & Global US Practice Head, Linklaters LLP

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

Non-Executive Directors
Melissa Bethell, Valérie Chapoulaud-Floquet, Sir John Manzoni, Lady Mendelsohn, Alan Stewart, Ireena Vittal and Karen Blackett
The Non-Executive Directors, all of whom the Board has determined are independent, experienced and influential individuals from a diverse range of industries, backgrounds and countries.
•Constructively challenge the Executive Directors
•Develop proposals on strategy
•Scrutinise the performance of management
•Satisfy themselves on the integrity of the financial information, controls and systems of risk management
•Set the levels of remuneration for Executive Directors and senior management
•Make recommendations to the Board concerning appointments to the Board
•Devote such time as is necessary to the proper performance of their duties
A summary of the terms and conditions of appointment of the Non-Executive Directors is available at https://www.diageo.com/en/our-business/corporate-governance.

Governance (continued)
Senior Independent Director
Susan Kilsby
•Acts as a sounding board for the Chairman and serves as an intermediary for the other Directors where necessary
•Together with the other Non- Executive Directors, leads the review of the performance of the Chairman, taking into account the views of the Executive Directors
•Available to shareholders if they have concerns where contact through the normal channels has failed

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

Chief Executive Debra Crew Develops the group’s strategic direction for consideration and approval by the Board
•Implements the strategy agreed by the Board
•Leads the Executive Committee
•Manages the company and the group
•Along with the Chief Financial Officer, leads discussions with investors
•Is supported in her role by the Executive Committee
•Is supported by the Finance Committee and Filings Assurance Committee in the management of financial reporting of the company

Chairman Javier Ferrán Responsible for the operation, leadership and governance of the Board
•Ensures all Directors are fully informed of matters and receives precise, timely and clear information sufficient to make informed judgements
•Sets Board agendas and ensures sufficient time is allocated to ensure effective debate to support sound decision-making
•Ensures the effectiveness of the Board
•Engages in discussions with shareholders
•Meets with the Non-Executive Directors independently of the Executive Directors

Chief Financial Officer Lavanya Chandrashekar Manages all aspects of the group's financial affairs
•Responsible for the management of the capital structure of the company
•Contributes to the management of the group's operations
•Along with the Chief Executive, leads discussions with investors
•Is supported by the Finance Committee and Filings Assurance Committee in the management of the financial affairs and reporting of the company
•Is a member of the Executive Committee

Board of Directors
Composition of the Board
The Board comprises the Non-Executive Chairman, two Executive Directors, the Senior Independent Director, and seven independent Non-Executive Directors. The biographies of all Directors are set out in this Annual Report on pages 127-130.
Debra Crew was appointed Chief Executive and Director, effective 8 June 2023.

Inclusion and diversity
The Board sees championing inclusion and diversity as one of the key enablers for achieving Diageo’s ambition. It is also a core principle of the company’s global Human Rights Policy which applies to all employees, subsidiaries and third-party contractors and which has been implemented as part of our Code of Business Conduct programme. Our objective is to maintain and sustain an inclusive and diverse business, across all levels, functions and geographies, in order to create a better working environment and a better performing business. As part of this, the Board has adopted a written Board Diversity Policy alongside Diageo’s Code of Business Conduct and associated global policies, which set out Diageo’s broader commitment to inclusion and diversity. Diageo strongly supports diversity within its Board of Directors, including gender, ethnicity, age and professional diversity, as well as diversity of thought. The Board is comprised of individuals from a diverse range of skills, industries, backgrounds and nationalities, which enables a broad evaluation of all matters considered by the Board and contributes to a culture of collaborative and constructive discussion. The Board’s objective, as set out in its Diversity Policy, is that it shall include no less than 40% female representation (with the ultimate goal being parity between males and females on the Board) and at least one Director from a minority ethnic group. As at 26 July 2023, women make up 73% of the Board and there are four Directors (36%) who self-disclose as being from minority ethnic groups. Further information about diversity at Board and senior executive levels can be found on page 125 and in the ‘Our people and culture’ and ‘Champion inclusion and diversity’ sections of the Strategic Report on pages 127-130 and 302-307 respectively. The Board's Diversity Policy is available at https://www.diageo.com/en/our-business/corporate-governance/board-diversity.

Outside interests and conflicts
The Board has adopted guidelines for dealing with conflicts of interest, with Directors' outside interests being regularly reviewed and responsibility for authorising conflicts of interest reserved for the Board. In the case of a potential conflict, the Nomination Committee

Governance (continued)
considers the circumstances, appropriate controls and protocols, and makes a recommendation to the Board. The Board confirmed that it was not aware of any situations that may or did give rise to conflicts with the interests of the company, other than those that may arise from Directors’ other appointments as disclosed in their biographies.

Duties of the Board
The Board manages overall control of the company’s affairs with reference to the formal schedule of matters reserved for the Board for decision. The schedule was last reviewed in July 2023 and is available at https://www.diageo.com/en/our-business/corporate-governance. In order to fulfil their duties, procedures are in place for Directors to seek both independent advice and the advice and services of the Company Secretary, who is responsible for advising the Board on all governance matters. The Board considers a number of factors when making decisions, including the potential impact of those decisions on various stakeholder groups and on the Company's ‘Society 2030: Spirit of Progress‘ and other non-financial targets, including in respect of environmental sustainability. Further information on the Board and the Audit Committee's roles in climate risk governance can be found on page 91. The terms of reference of Board Committees are reviewed regularly, most recently in July 2023, and are available at
https://www.diageo.com/en/our-business/corporate-governance.

Corporate governance requirements
The principal corporate governance rules applying to Diageo (as a UK company listed on the London Stock Exchange) for the year ended 30 June 2023 are contained in the 2018 UK Corporate Governance Code (the Code) and the UK Financial Conduct Authority (FCA) Listing Rules, which require us to describe, in our Annual Report, our corporate governance from two points of view: the first dealing generally with our application of the Code’s main principles and the second dealing specifically with non-compliance with any of the Code’s provisions. The two descriptions together are designed to give shareholders a picture of governance arrangements in relation to the Code as a criterion of good practice. A copy of the Code is publicly available on the website of the Financial Reporting Council (FRC), www.frc.org.uk. Diageo’s statement as to compliance with the Code during the year ended 30 June 2023 can be found on page 133-134 . Diageo must also comply with corporate governance rules contained in the FCA Disclosure Guidance and Transparency Rules and certain related provisions in the Companies Act 2006 (the Act). Diageo is also listed on the New York Stock Exchange (NYSE), and as such is subject to the applicable rules of this exchange and jurisdiction. For example, Diageo is subject to the listing requirements of the NYSE and the rules of the US Securities and Exchange Commission (SEC), as they apply to foreign private issuers. Compliance with the provisions of the US Sarbanes-Oxley Act of 2002 (SOX), as it applies to foreign private issuers, is continually monitored.

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
•Basis of regulation: UK listed companies are required to include in their annual report a narrative statement of (i) how they have applied the principles of the Code and (ii) whether or not they have complied with the best practice provisions of the Code. NYSE listed companies must adopt and disclose their corporate governance guidelines. Certain UK companies are required to include in their annual report statements as to (i) how directors have complied with Section 172 of the Act, which requires directors to promote the success of the company for the benefit of the members as a whole, having regard to the interests of stakeholders and (ii) how directors have engaged with and taken account of the views of the company’s workforce and other stakeholder groups. Diageo complied throughout the year with the best practice provisions of the Code and the disclosure requirements noted above, other than as described on page 125.
•Director independence: The Code requires at least half the Board (excluding the Chairman) to be independent Non-Executive Directors, as determined by affirmatively concluding that a Director is independent in character and judgement and determining whether there are relationships and circumstances which are likely to affect, or could appear to affect, the Director’s judgement. The Code requires the Board to state its reasons if it determines that a director is independent notwithstanding the existence of relationships or circumstances which may appear relevant to its determination. NYSE rules require a majority of independent directors, according to the NYSE’s own ‘brightline’ tests and an affirmative determination by the Board that the Director has no material relationship with the listed company. Diageo’s Board has determined that, in its judgement and without taking into account the NYSE brightline tests, all of the Non-Executive Directors are independent. As such, currently nine of Diageo’s eleven Directors are independent.Further details of this determination in relation to Alan Stewart, Non-Executive Director and Chairman of the Audit Committee, are set out on page 135.
•Chairman and Chief Executive: The Code requires these roles to be separate. There is no corresponding requirement for US companies. Diageo has a separate Chairman and Chief Executive.

Governance (continued)
•Non-Executive Director meetings: NYSE rules require Non-Management Directors to meet regularly without management and independent directors to meet separately at least once a year. The Code requires Non-Executive Directors to meet without the Chairman present at least annually to appraise the Chairman’s performance. During the year, Diageo has complied with these requirements with independent Non-Executive Directors, including the Chairman, meeting without the Executive Directors present four times and independent Non-Executive Directors meeting without the Chairman or Executive Directors present twice.
•Board committees: Diageo has a number of Board committees that are similar in purpose and constitution to those required by NYSE rules. Diageo’s Audit, Remuneration and Nomination Committees consist entirely of independent Non-Executive Directors. Under NYSE standards, companies are required to have a nominating/corporate governance committee, which develops and recommends a set of corporate governance principles and is composed entirely of independent directors. The terms of reference for Diageo’s Nomination Committee, which comply with the Code, do not contain such a requirement. In accordance with the requirements of the Code, Diageo has disclosed on page 142 the results and means of its annual evaluation of the Board, its Committees and the Directors, and it provides extensive information regarding the Directors’ compensation in the Directors’ remuneration report on pages 158-195.
•Code of ethics: NYSE rules require a Code of Business Conduct and Code of Ethics to be adopted for directors, officers and employees and disclosure of any waivers for executive directors or officers. Diageo has adopted a Code of Business Conduct for all Directors, officers and employees, as well as a Code of Ethics for Senior Financial Officers in accordance with the requirements of SOX. See page 149 for further details.
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

Further details on the Board Committees can be found in the separate reports from each committee on pages 117-153, and details of the Executive Committee can be found on pages 141.

Board skills and experience
Having an appropriate mix of experience, expertise, diversity and independence is essential for Diageo's Board. Such diverse attributes enable the Board as a whole to provide informed opinions and advice on strategy and relevant topics, thereby discharging its duty of oversight. The Board skills matrix helps to identify the experience and expertise of existing Directors, required skill sets or competencies, and the strategic requirements of the company. Key strengths and relevant experience of each Director are set out on pages 127-130, and a matrix of the Board’s current skills and experience is set out below.

Banking and corporate finance
Commercial matters
Consumer products
Corporate governance
Emerging markets
Finance
Food and beverages
Government and public policy
General management
M&A
Media
Sales and marketing
Strategy
Sustainability
Technology
Transaction advisory

Governance (continued)

Independence
The Code requires the Board to state its reasons for concluding that a director is independent notwithstanding the existence of certain relationships or circumstances which are likely to impair or appear to impair the director's independence. A non-exhaustive list of such circumstances is set out in provision 10 of the Code and include, amongst other things, the fact that a director has served on the board for more than nine years. In September 2023, Alan Stewart will have served for nine years on the Board since he was first appointed in September 2014. Alan has also served as Chairman of the Audit Committee since January 2017. The Board has requested and Alan has agreed to extend the term of his appointment to enable a smooth transition of the role of Chair of the Audit Committee at a time when the company is commencing a significant business change programme to upgrade its financial systems and technology in order to enhance the company's reporting and controls environment, as further described on page 18. The Board believes that, given the critical role of the Audit Committee in supervising this programme, this additional period will help preserve the level of knowledge and experience on and help support a successful transition to a successor, who is expected to be appointed prior to the 2024 AGM. It was further considered to be in the best interests of the company that Alan continues in this role to provide further continuity in light of other changes to the Board and, in particular, the recent transition in Chief Executive. The Board has also considered the matter of Alan's independence in light of this extension and concluded that, notwithstanding his serving for more than nine years, he continues to make high-quality contributions to Board and committee meetings, providing effective and constructive challenge to management and demonstrating objective and independent judgment. In light of this assessment, the Board has determined that Alan Stewart remains independent.
Board and Committee attendance
Directors’ attendance record at the last AGM, scheduled Board meetings and Board Committee meetings, for the year ended 30 June 2023 is set out in the table shown on page 126. Directors are expected to attend all meetings of the Board and its Committees and the AGM, but if unable to do so they are encouraged to give their views to the Chair of the meeting in advance. The 2022 AGM was held as a combined physical and electronic meeting via a live webcast with all Directors attending either physically or by video link. For Board and Board Committee meetings, attendance is expressed as the number of meetings attended of the number that each Director was eligible to attend.

Re-appointment at AGMs
The Chairman has confirmed that the Non-Executive Directors standing for re-appointment at this year’s AGM continue to perform effectively, both individually and collectively as a Board, and that each Non-Executive Director demonstrates commitment to their roles and continues to provide constructive challenge, strategic guidance and offer specialist advice, as well as holding management to account. As can be seen from the attendance records set out on page 126, Directors’ attendance levels have been consistently high throughout the year ended 30 June 2023.

Governance (continued)
Board activities
Details of the main areas of focus of the Board and its Committees during the year include those summarised below:

Areas of focus	Strategic priority	Strategic outcome	Stakeholders
Strategic matters	Held a two-day Annual Strategy Conference (ASC) focussing on key strategic matters, including implementation of strategy across regions, convenience, China, ESG performance and supply chain strategy
Regularly reviewed the group’s performance against the strategy
Received reports on the financial performance of the group as against the annual plan
Reviewed the group’s tax strategy and policy
Received reports on the macro-economic environment, socio-political matters and emerging trends
Carried out deep dives into key strategic topics including the group's scotch whisky portfolio and strategy, tequila strategy, consumer insights, Latin America and Caribbean region, culture and capabilities, China, health and wellness, and volatility scenario planning
Operational matters	Reviewed and approved the group's three-year plan and annual funding plan, insurance, banking and capital expenditure requirements
Reviewed the group's long-term demand forecasting processes, global business operations and shared service centre arrangements
Regularly reviewed and approved the group’s M&A and business development activities, reorganisations and various other projects
Reviewed the group's supply chain activities, including supply footprint
Approved capital expenditure investments, and various significant procurement, systems and other contracts, having taken into consideration financial, operational, sustainability and other ESG related factors
Initiated a global business transformation programme and systems upgrade
Reviewed the company’s capital allocation, funding and liquidity positions, and those of its pension schemes, and approved interim and final dividends
Reviewed and approved the company’s share buyback programme
Approved the appointment of a new Chief Executive, including as an Executive Director
Acting through the Nomination Committee, reviewed the company’s succession planning and talent strategy
ESG matters	Increased focus on ESG matters throughout the year, including conducting a deep dive in relation to the company's approach to ESG matters and its 'Society 2030: Spirit of Progress' programme at the ASC
Reviewed approach and methodologies used in relation to non-financial targets
Received reports on workforce engagement over the year
Received regular investor reports
Received regular updates on ESG matters and progress towards ‘Society 2030: Spirit of Progress‘ targets
Completed actions identified following the previous evaluation of the Board's performance and carried out an internal evaluation of the Board’s performance
Reviewed schedule of matters reserved for the Board and terms of reference of its Committees

Assurance and risk management	Received reports in relation to material legal matters, including disputes, regulatory and governance developments, and areas of legal or regulatory risk
On the recommendation of the Audit Committee, approved the company’s risk footprint, including reviewing and updating the principal risks
On the recommendation of the Audit Committee, approved the company’s filings, financial and non-financial reporting including interim and preliminary results announcements, US filings and Annual Report

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

The development of strong and positive relationships between Diageo and its external stakeholders is an intrinsic part of our purpose and culture. Our stakeholders include not only business partners such as suppliers and customers, our people and workforce, but also government, consumers and the wider communities in which we operate. As noted in the company’s statement on Section 172 of the Companies Act 2006 set out on page 19, in making their decisions and in discharging their duties to promote the success of the company, the Directors must have regard to the interests of its stakeholders. We have summarised below why our stakeholders are important to us, what we believe their principal interests are and how the Board and company seeks to engage and respond.

Stakeholder and why we engage

Our people
•People are at the core of our business
•We aim to build a trusting, respectful and inclusive culture where people feel engaged and fulfilled
•We want our people to be treated with dignity at work and their human rights respected

What we believe matters most to them
•Prioritisation of health, safety and well-being
•Learning and development opportunities
•Purpose, culture and benefits
•Contributing to the growth of our brands and performance
•Promotion of inclusion and diversity
•Sustainability and societal credentials
How the Board seeks to engage
•Active dialogue maintained throughout the year as part of the Board's ongoing workforce engagement programme
•Direct engagement through visits to offices, production and supply chain sites during the year
•Indirect engagement through feedback from works councils, employee and workforce forums, community groups, Your Voice and pulse surveys and townhall meetings

Reporting to the Board
•Regular reports from workforce engagement activities
•Feedback through employee surveys, including annual group-wide Your Voice survey
•Culture and capabilities session at Board meeting led by Chief HR Officer
Upcoming priorities
•Maintaining focus on simplifying internal processes, including upgrading and transforming business operations and systems
•Evolving workforce engagement programme

Consumers
•Understanding our consumers is critical for our business’ long-term growth
•Consumer motivations, attitudes and behaviours form the basis of our business strategy, brand marketing and innovation
•We want consumers to enjoy our products responsibly and for them to ‘drink better, not more’

What we believe matters most to them
•Choice of brands for different occasions, including no- and lower-alcohol
•Innovation in heritage brands and creation and nurturing of new brands
•Responsible marketing
•Great experiences
•Product quality
•Sustainability and societal credentials
•Price
How the Board seeks to engage
•Monitoring consumer behaviours, motivations and insights
•Responding to and anticipating emerging consumer trends as part of strategic sessions, including the Annual Strategy Conference
•Regular review of business development opportunities, including active brand portfolio management
•Review of innovation pipeline as part of the Annual Strategy Conference

Reporting to the Board
•Regular performance updates by the Chief Executive, including on key consumer trends
•Papers prepared by strategy team on evolving consumer behaviours in advance of Annual Strategy Conference
•Regular updates by Business Development and Innovation teams on organic and inorganic opportunities and portfolio choices
Upcoming priorities
•Ongoing review of portfolio and category participation opportunities
•Developing pipeline of innovation informed by consumer insights
•Enhancing marketing effectiveness through detailed understanding of consumer motivation

Governance (continued)

Customers
•Our customers are a broad range of businesses, large and small, on-trade and off-trade, retailers, wholesalers and distributors, digital and e-commerce
•We want to nurture mutually beneficial relationships to deliver joint value and great consumer experiences

What we believe matters most to them
•A portfolio of leading brands that meets evolving consumer preferences
•Identification of opportunities that offer profitable growth
•Insights into consumer behaviour and shopper trends
•Trusted product quality
•Innovation, promotional support and merchandising
•Availability and reliable supply and stocking
•Technical expertise
•Joint risk assessment and mitigation
•Sustainability and societal credentials
How the Board seeks to engage
•Regular review of innovation pipeline and inorganic opportunities to ensure a broad portfolio at multiple price points
•Review of supply chain footprint to ensure efficient delivery of products to customers
•Direct engagement with key customers during market visits

Reporting to the Board
•Regular performance updates by the Chief Executive, including customer and route-to-consumer concerns
•Deep dive reviews on key regions or markets, including for example during fiscal 23 in relation to Latin America and Caribbean, include consideration of customer relationships
Upcoming priorities
•Scheduling face-to-face meetings for Directors to meet representatives of key customers during market visits
•Enhancing relationships between the company and its customers through engagement opportunities

Stakeholder and why we engage

Suppliers
•Our suppliers, service providers and agencies are experts in their fields
•We rely on them to deliver high-quality products and market responsibly
•We collaborate with them to improve our collective impact, ensure sustainable and resilient supply chains, and make positive contributions to society

What we believe matters most to them
•Strong, mutually beneficial partnerships
•Strategic alignment and growth opportunities
•Fair contract and payment terms
•Collaboration to realise innovation
•Consistent performance measures
•Joint risk assessment and mitigation
•Sustainability and societal credentials
How the Board seeks to engage
•Periodic review of supply chain footprint in key markets to ensure resilience and flexibility, monitoring environmental impacts and efficiencies
•Review and approval of material supply and procurement contracts including for critical raw materials
•Supporting management in improving supplier relationships through fair contract and payment terms, compliance with Diageo's 'Partnering with Suppliers Standard' and working collaboratively to mitigate environmental impacts and achieve ESG goals

Reporting to the Board
•Terms of material contracts with suppliers are reviewed by the Board
•Periodic updates provided to the Board in relation to supply chain agility programme rollout
•Supply chain sustainability and other ESG data included in quarterly 'Society 2030: Spirit of Progress' reports provided to the Board
Upcoming priorities
•Continued focus on rollout of supply chain agility programme
•Monitoring impact of supply chain disruption on operations, including through Audit Committee risk reviews
•Supervision of initiatives to improve sustainability and supply chain resilience

Governance (continued)

Communities
•We aim to create long-term value for the communities in which we live, work, source and sell
•We can help build thriving communities and strengthen our business through empowering people, increasing access to opportunities and championing inclusion and diversity

What we believe matters most to them
•Impact of our operations on the local economy
•Access to skills development, employment and supplier opportunities
•Inclusion, diversity and tackling inequality in all forms
•Responsible use of natural resources, biodiversity and sustainability
•Transparency and engagement
How the Board seeks to engage
•Setting targets and monitoring progress on broader societal matters, including promoting positive drinking, inclusion and diversity
•Considering the environmental and social consequences for communities of its key decisions, including encouraging inclusion and diversity, equal employment opportunities, skills development and support for communities and through wider value chains

Reporting to the Board
•Quarterly reports provided to Board on progress made in relation to 'Society 2030: Spirit of Progress' targets
•Reports on macro-economic and socio-political events provided to Board by management
Upcoming priorities
•Monitoring progress in relation to positive drinking programmes, including SMASHED and similar initiatives
•Supporting management in advocacy in relation to water stewardship ambitions

Investors
•We want to enable equity and debt investors to have an in-depth understanding of our strategy, our operational, financial and holistic performance, so that they can more accurately assess the value of our business and the opportunities and risks of investing in it

What we believe matters most to them
•Strategic priorities, opportunities and risks
•Financial performance
•Corporate governance
•Leadership credentials, experience and succession
•Executive remuneration policy
•Shareholder returns
•Environmental, inclusion and diversity, and social commitments and progress
How the Board seeks to engage
•Regular engagement between key investors and Chief Executive and Chief Financial Officer through Investor Relations programme of events
•Participation in investor conferences such as the Consumer Analyst Group of New York meeting in February 2023
•Hosting investor events such as the Diageo Scotch day in June 2023
•Attendance at the Annual General Meeting in October 2022, including responding to questions from shareholders

Reporting to the Board
•Monthly reports compiled by Investor Relations team provided to the Board, providing details on engagement sessions with investors and key trends
•Biennial survey of investor sentiment carried out by external consultancy and report provided to the Board
Upcoming priorities
•Continued proactive engagement with investors through structured programme of engagement activities over the year
•Preparing for the Annual General Meeting to be held in September 2023
•Engaging directly with investors through roadshow following announcement of fiscal 23 results

Governance (continued)

Governments and Regulators
•The regulatory environment is critical to the success of our business
•We share information and perspectives with those who influence policy and regulation to enable them to understand our views on areas that can impact public health and our business

What we believe matters most to them
•Compliance with applicable laws and regulations
•Contribution to national and local economic development and public health priorities
•International trade, excise, regulation and tackling illicit trade
•Tackling harmful drinking and the impact of responsible drinking initiatives
•Climate change and water sustainability agendas, including carbon reduction, human rights, environmental impacts, sustainable agriculture, biodiversity and support for communities
How the Board seeks to engage
•Indirect engagement through periodic updates from Chief Executive and corporate relations executives
•Review of macro-economic and geopolitical developments as part of strategy sessions
•Updates on regulatory developments, including in relation to non-financial reporting, corporate governance and public policy

Reporting to the Board
•Reports on socio-political events and issues periodically provided to the Board
•Developments in regulatory matters, including governance and reporting obligations, are included in biannual reports to the Board prepared by management
Upcoming priorities
•Monitoring developments in regulation and best practice in respect of non-financial reporting requirements, corporate governance and audit regime
•Supporting management's advocacy in relation to key public policy matters including water stewardship, positive drinking, inclusion and diversity

Principal Board decision – Transforming our business processes and systems
In May 2022, the Board approved the commencement of a multi-year project with the aim of improving Diageo’s internal processes and upgrading its financial systems and technology. This project is expected to be a significant business change programme introducing more intuitive business processes, powered by technology, to provide better access to data and information in order to enable quicker and more informed decision-making. The project, which is expected to be implemented over a five-year period, has been designed to enhance Diageo’s business resilience and controls environment through simplifying and standardising the group’s ways of working across its functional domains. A key part of the project will be a transition to a new cloud-based enterprise resource planning platform, SAP S/4 HANA, which will be used to manage Diageo’s day-to-day business activities, enabling the flow of data between the group’s business processes in a way which minimises duplication and provides data integrity. During the course of fiscal 23, the progress of the project has been monitored by both the Board and Audit Committee due to its importance to the company’s controls and reporting capabilities. For example, at its meetings in January 2023 and April 2023 the Audit Committee reviewed reports from the project team and supervised key decisions. These included the appropriate timing and phasing of rollout of the project, the need to ensure standardisation of end-to-end process ownership through a global process ownership model, the establishment of appropriate governance structures for the project, and the selection and engagement of key third-party suppliers and partners for implementation.
The Board has also considered a number of broader interdependencies between this project and other matters, including its relationship with the company’s culture and workforce capabilities, and the impact of the project on the scope of work of certain other functions. One related matter was the impact of the change in the company's functional currency to US dollar which took effect from 1 July 2023, as noted on page 279. As it was important to ensure that the company's reporting systems were capable of operating in a different currency, the Board was kept informed of the work being undertaken to prepare the company's reporting systems to minimise any disruption and ensure a smooth transition. As a result, when the functional currency change took effect, the Board approved go live of the systems change and approved a change in the company's presentation currency to US dollar to provide a better alignment of the reporting of Diageo's performance with its business exposures. The Board has also decided that commencing with the interim dividend to be declared in January 2024 and paid in April 2024, it intends to declare future dividends denominated in US dollar but that, subject to the relevant resolutions being passed at the forthcoming AGM, holders of ordinary shares will continue to receive their dividends in sterling and will be offered the option to elect to receive their dividends in US dollar instead while holders of the company's ADRs will continue to receive dividends in US dollar as is currently the case.
The potential implications of the project on key stakeholder groups have been important factors in these considerations, as required under Section 172 of the Companies Act. These have included:
•the impact of this project on the day-to-day activities and experience of employees and the wider workforce, including in particular the importance of simplification and streamlining of internal processes, as noted by feedback consistently received through the various engagement structures used by the Board to understand workforce views;
•the improved capabilities in terms of accessibility and robustness of data as a result of implementing the new platform, which should enable quicker reporting both internally but also to external stakeholders including regulators and authorities;

Governance (continued)
•the benefits for investors and analysts in better understanding business performance by minimising foreign exchange volatility through the presentation of results and declaration of dividends in US dollars, consistent with the company's functional currency and more representative of its underlying business;
•the ability to offer choice to shareholders as to which currency in which to receive payment of dividends; and
•the implications of the new platform for supply chain third parties and customers, including customer and vendor lifecycle management processes, product sales reporting and returnable packaging management.

Wider stakeholder engagement
Diageo has ambitious goals across a variety of social and environmental targets and has a long track record of working with stakeholders to achieve these goals. Our ambition to be one of the best performing, most trusted and respected consumer products companies in the world can only be achieved through engagement and partnership with our stakeholders. The Board and its members have engaged directly and indirectly with a number of its key stakeholders during fiscal 23, which has seen continued volatility and uncertainty in many markets and has sought to understand and respond to stakeholder considerations in making its decisions and determining the company’s strategy and goals. These include the following activities:
•During fiscal 23, the Board met and engaged with the company’s key customers in North America, discussing their experience of working with Diageo including over the period of the Covid-19 pandemic, how the company’s ‘Raising the Bar’ programme and other support measures assisted them during this period and the impact of inflation and cost-of-living pressures on current consumer trends. Feedback received from customers in different markets is also reported to the Board by the Chief Executive in her regular performance summaries. Customer feedback about market trends and consumer activity, as well as the performance of the company’s portfolio, is an important input into the company’s consumer insights tools which are used as guidance for innovation, product development and marketing initiatives.
•The Board has continued its annual cycle of visits to different Diageo offices and production sites during fiscal 23. Directors met in Scotland in November 2022 for a multi-day meeting including an immersion into our production processes and facilities and a deep dive into the commercial and marketing aspects of our scotch whisky business. Meeting a broad group of employees supporting our production and scotch businesses enabled a deep understanding of the complexity of long-term forecasting and demand planning on production and maturation timelines for aged liquids. This is particularly relevant to recent decisions in relation to significant capital investment in our supply chain including in distillation and maturation capacity, where learnings from our supply sites in Scotland can be applied in relation to developing our supply capacity in other markets, including for example in respect of tequila production in Mexico.
•The Board’s workforce engagement programme is a well-established process with regular engagement sessions held with different parts of the global workforce over the course of the year, involving all Non-Executive Directors. These sessions provide Non-Executive Directors with insights into the company’s culture which are then fed back to the company’s engagement teams and used to shape our approach to people. See page 142-143 for this year’s workforce engagement statement which includes further details of the programme.
•Engagement with investors and analysts has remained a focus during fiscal 23, with a programme of regular meetings, calls and other engagement activities coordinated by the Investor Relations function. Highlights include participation by Board members, including the former and current Chief Executives and the CFO, alongside other senior executives at the annual Consumer Analyst Group of New York meeting held in February 2023 in Florida. Investor representatives and analysts were also invited to attend a presentation at Johnnie Walker Princes Street in Edinburgh which focussed on the company’s scotch whisky portfolio and business led by the current Chief Executive supported by the Chief Marketing Officer and the Chief Financial Officer, which was also webcast. Materials from these sessions are available on https://www.diageo.com/en/investors/results-reports-and-presentations.
Further information on our stakeholders, what we think is important to them and how the Board engages and responds to them can be found on pages 137-140. A case study summarising how stakeholder considerations were taken into account by the Board during fiscal 23, as required by Section 172 of the Companies Act, in respect of one of its principal decisions is set out on page 141.

Executive direction and control
Executive Committee
The Executive Committee, appointed and chaired by the Chief Executive, supports her in discharging her responsibility for implementing the strategy agreed by the Board and for managing the company and the group. It consists of the individuals responsible for the key operational and functional components of the business: North America, Europe, Africa, Latin America and Caribbean, Asia Pacific, Supply Chain and Procurement and Corporate. The Executive Committee focusses its time and agenda to align with the Performance Ambition and how to achieve Diageo’s financial and non-financial performance objectives. Performance metrics have been developed to measure progress. There is also focus on the company’s reputation. In support, monthly performance delivery calls, involving the managing directors of each market, focus on current performance. Committees appointed by the Chief Executive and intended to have an ongoing remit, including the Audit & Risk Committee, Finance Committee and Filings Assurance Committee, are shown (with their remits) at https://www.diageo.com/en/our-business/corporate governance.

Governance (continued)
Performance evaluation
With the assistance of the Company Secretary, the evaluation of the Board's effectiveness, including the effectiveness of the Board's Committees and Directors, was undertaken from December 2022 to January 2023. The purpose of the evaluation was to review and evaluate how the Board and its Committees operate as measured against current best practice corporate governance principles framed by reference to Principle L and Provisions 21, 22 and 23 of the Code.
This year's evaluation was an internally managed process, comprising an online questionnaire for all Directors to complete, designed to gather an assessment of the level of satisfaction with specific areas and to enable each Director to express their views on them. The evaluation focused on Directors' views on three areas, being (i) Board composition, balance and performance, (ii) Board and Committee topics, support and provision of information, and (iii) Committees' effectiveness and performance. Responses to questions were sent to the Chairman of the Board and responses on the effectiveness of the Committees were also submitted to the respective Committee Chairmen. Following receipt of responses on the evaluation on the Chairman, the Senior Independent Director held a meeting with the Directors without the Chairman present to provide feedback in relation to the Chairman, consistent with the requirements of the Code. The results of the evaluation process were reviewed by the Board at its meeting in January 2023 at which various actions were agreed to be taken. It is the Board’s intention to continue to review annually its performance and that of its Committees and individual Directors, with such evaluation being carried out by an external facilitator every three years. The evaluation to be undertaken in 2023 will be carried out by the end of the calendar year with the assistance of an external facilitator, which will be engaged in due course following completion of a tender process. The Chairman has confirmed that the Non-Executive Directors standing for re-election at this year’s AGM continue to perform effectively, both individually and collectively as a Board, and that each demonstrates commitment to their roles. The main conclusions and key areas for focus highlighted by the December 2022 evaluation are set out in the table below.

Main conclusions	Key actions for focus
General feedback
•Broad satisfaction with the composition, expertise and performance of the Board and content of its meetings
•Diversity, inclusivity and openness of the Board are strengths
•Performance of the Committees was felt to be strong and led well by the respective Chairs

•Continue to encourage culture of open discussion amongst Board members and with Executive Committee members
•There remain opportunities for improvement in the interactions between management and Board members

Board composition
•Board members feel well integrated into the Board and company
•Strong focus on succession planning, particularly over the short to mid term
•Transition in Board composition will require continued focus on key areas of expertise and experience

•Continue focus on Board and management succession planning and on ensuring pipeline of high-quality, diverse talent
•Identify key areas for additional expertise and focus recruitment and talent pipeline on these areas in particular

Strategic focus
•Continued focus on medium and longer-term issues, including tracking of key strategic decisions and investments
•Regular discussions of culture and values are welcomed
•Continued focus on ‘Society 2030: Spirit of Progress’ programme including approach to reporting in light of changing regulatory environment
•Opportunities to enhance strategic focus of Board discussions, including in respect of emerging trends over the medium and long term
•The workforce engagement process has been effective and beneficial

•Increase focus on key strategic matters, emerging trends and medium to long-term issues, ensuring appropriate allocation of time and resources
•Schedule post-completion reviews of key strategic decisions
•Identify alternative ways of reporting progress in relation to ongoing initiatives and projects

Company secretarial support
•Broad recognition of an effective Company Secretarial function and the support provided to the Board
•Re-design of the Board induction process has been very positive
•Pre-read materials have improved significantly; however, there is a desire for even greater focus on key issues

•Continue to find opportunities for Board to engage with workforce in different geographies and to visit production facilities, sites and offices
•Continue to develop and enhance induction process for new Directors
•Continue focus on ensuring high-quality pre-read materials, action closure and time allocation

Workforce Engagement statement
At Diageo, creating an inclusive culture and an environment where people can openly share their views and feel listened to is key to sustaining high levels of engagement and remaining a great place to work.
To help us understand colleagues’ experience at Diageo, we listen to their views using formal and informal channels. Diageo’s Workforce Engagement programme is an important way for the Board to gather employee insights and feedback on key topics, including culture, strategy and ways of working. It is also a valued opportunity for teams to have direct access to members of the Board.

Governance (continued)
Diageo’s Chairman has acted as Non-Executive Director designated to workforce engagement over the past four years. In fiscal 23, together with all Non-Executive Directors, twelve sessions were held with 948 colleagues across all regions, functions and organisational levels.
Sessions have been highly engaging, with the Chairman and Non-Executive Directors valuing open conversations. These have highlighted many positive aspects of Diageo’s culture, as well as areas of opportunity.
The themes emerging from these workforce engagement discussions are:
•Colleagues shared their pride in working for Diageo and attributed this to the company’s advantaged culture, which connects them with Diageo’s purpose and brands, as well as the quality of leadership and management’s focus on performance.
•Diageo’s ongoing commitment to ‘Society 2030: Spirit of Progress‘ targets, including a leading approach to inclusion and diversity, as well as an embedded approach to doing business in the right way were positive highlights in the discussions.
•The calibre of talent across the business is seen as a strength and colleagues spoke positively about opportunities for learning and career development.
•Overly complex systems and processes were highlighted as barriers that can at times prevent colleagues from operating in the most efficient way. Improvements are being felt, and colleagues spoke positively of Diageo’s commitment to invest further in this area, including Diageo’s recently announced five-year investment into global digital transformation.
•Colleagues acknowledged positive shifts that are helping to speed up decisions, such as stronger cross-market collaboration, freedom to test and learn and quicker decision-making.
These themes were also reflected in this year's strong engagement results seen in the global employee survey, Your Voice, where engagement levels grew a further 1% to 84%, and pride in working for Diageo is at an all-time high at 91%.
Insights gathered from workforce engagement sessions held by the Board, alongside broader listening tools such as Your Voice survey, have helped to listen and respond to the perspectives of our employees, as well as identify specific areas to further enhance our employee experience.
In this coming year, Karen Blackett has taken over accountability as the designated Non-Executive Director for workforce engagement. Karen, along with all other Non-Executive Directors, will continue to engage in meaningful conversation with a wide range of colleagues to help shape our culture, policies and ways of working, and ensure these insights help to inform the Board’s decision-making.

Purpose, values and culture
The Board is responsible for establishing Diageo’s purpose, values and culture and for monitoring how embedded that culture is within our business. Diageo has a long-established purpose and set of values which resonate strongly with our employees, as indicated by the Board's engagement sessions with Diageo's workforce and our employee surveys. We are very conscious that Diageo must operate with the highest standards of governance, doing business the right way, from grain to glass. This principle is embedded in our Code of Business Conduct and global policies, aligned with our ‘Society 2030: Spirit of Progress‘ goals, and reflected in our ways of working. We are pleased that we have a strong reputation for inclusion and diversity which reflects our values, attracts the best talent and enables our people to succeed. In order to improve our pace, agility and resilience, we continue to look to simplify and streamline our internal processes including through the launch of a significant business process and systems transformation project which is implemented in phases over the next few years, further details of which are set out on pages 140-141.
There are a number of ways in which the Board monitors and assesses culture, including:
Site visits
Directors are encouraged to visit the group’s offices, production facilities and sites in different markets and regions so that they can get a better understanding of the business and interact with employees and the wider workforce. Over the last year, Directors have visited the company's headquarters in London on a number of occasions as well as our offices in New York, meeting and interacting with employees. There have also been visits to our spirits production facilities, scotch brand homes and visitor centres in Scotland and a number of Directors have also travelled or are planning to travel to other locations, including our tequila operations in Mexico. At these locations, Directors get the opportunity to meet and discuss issues with employees, to see how Diageo’s safety and sustainability processes work in practice, to talk with local management and workforce and to assess how effectively Diageo’s culture is communicated and embedded at all levels. As part of the Board's workforce engagement programme, Non-Executive Directors regularly hold in-person and virtual meetings, townhalls and question and answer sessions with Diageo employees in different locations over the course of the year.
Employee surveys
The Board receives reports from the Chief HR Officer on the results of the company’s global annual ‘Your Voice’ survey, including levels of employee engagement, employee perceptions of Diageo’s purpose and of their line managers (including net promoter scores), and any themes raised. The survey results also give visibility of areas on which management must continue to focus, including continued simplification and process improvement work across the business. Results of this year's 'Your Voice' survey are indicated on page 43.

Governance (continued)
SpeakUp allegation reporting
The Business Integrity team provides regular reports to the Audit Committee of allegations of breaches of the Code of Business Conduct and other group policies, including those received through our confidential and independent whistleblowing service SpeakUp. These reports also include analyses of emerging trends, investigation status reports and closure rates, and summaries of actions taken. These reports enable the Directors to gain an understanding of common issues and action planning, as well as providing insights into how embedded Diageo’s purpose, values and culture are across its markets and functions.
For more details of the SpeakUp service, see page 150.

Workforce engagement programme
Insights drawn from the Board’s annual programme of workforce engagement are used by the Board to monitor and assess the culture of the company, with recommendations being fed back to management regularly with workforce engagement being discussed at Board meeting sessions twice a year. Over the past few years, the engagement programme has expanded to enable all Non-Executive Directors to participate by directly engaging with employees from a variety of regions, functions and levels in the business. From 1 July 2023, the role of Non-Executive Director with responsibility for workforce engagement transitioned from the Chairman to Karen Blackett. For more on workforce engagement, see pages 142-143.
Additional information
Internal control and risk management
An ongoing process has been established for identifying, evaluating and managing risks faced by the group. This process, which complies with the requirements of the Code, has been in place for the full financial year and up to the date the consolidated financial statements were approved and accords with the guidance issued by the FRC in September 2014, entitled ‘Guidance on Risk Management, Internal Control and Related Financial and Business Reporting’. The Board confirms that, through the activities of the Audit Committee described below, a robust assessment of the principal and emerging risks facing the company, including those that would threaten its business model, future performance, solvency or liquidity, has been carried out. These risks and their mitigations are set out above in the section of the UK Annual Report dealing with principal and emerging risks on pages 113 to 123.
The Board acknowledges that it is responsible for the company’s systems of internal control and risk management and for reviewing their effectiveness. The Board confirms that, through the activities of the Audit Committee described in its report, it has reviewed the effectiveness of the company’s systems of internal control and risk management. During the year, the Audit Committee considered the nature and extent of the risks that the Board was willing to take to achieve its strategic goals and reviewed the existing internal statement of risk appetite, which had been updated this year by the Executive Audit & Risk Committee, following which the Audit Committee made a recommendation to the Board which was then approved. The Audit Committee reviews the company's principal risks regularly throughout the year in accordance with a schedule proposed by management with each such risk being reviewed by management in the Audit & Risk Committee prior to it being considered by the Audit Committee. The Board also regularly reviews emerging and disruptive risks as part of its Annual Strategy Conference, held this year in April in New York, from which a number of topics are identified for more detailed review by either the Board or the Audit Committee over the following 12 months. The company has in place internal control and risk management systems in relation to the company’s financial reporting process and the group’s process for the preparation of consolidated accounts. Further, a review of the contents of the company's public filings and disclosures, including its consolidated financial statements and non-financial disclosures, is completed by management through the Filings Assurance Committee to ensure that the contents of the company's interim and preliminary results announcements, Annual Report and Form 20-F appropriately reflect the non-financial and financial position and results of the group. Further details of this are set out in the Audit Committee report on pages 146-153.

Viability statement
In accordance with the Code, the Board has also considered the company’s longer-term viability, based on a robust assessment of its principal and emerging risks. This was done through the work of the Audit Committee which recommended the Viability statement to the Board. For further information about how the Board has reviewed the long-term prospects of the group, see page 94 of the UK Annual Report.

Going concern
Management prepared cash flow forecasts which were also sensitised to reflect severe but plausible downside scenarios taking into consideration the group's principal risks. In the base case scenario, management included assumptions for mid-single digit net sales growth, operating margin improvement and global TBA market share growth. In light of the ongoing geopolitical volatility, the base case outlook and severe but plausible downside scenarios incorporated considerations for a prolonged global recession, supply chain disruptions, higher inflation and further geopolitical deterioration. Even under these scenarios, the group’s liquidity is still expected to remain strong, as it was protected by issuing €500 million of fixed rate euro and $2 billion of fixed rate dollar-denominated bonds in the year ended 30 June 2023. Mitigating actions, should they be required, are all within management’s control and could include reductions in discretionary spending such as acquisitions and capital expenditure, as well as a temporary suspension of the share buyback programme and dividend payments in the next 12 months, or drawdowns on committed facilities. Having considered the

Governance (continued)
outcome of these assessments, the Directors are comfortable that the company is a going concern for at least 12 months from the date of signing the group's consolidated financial statements.

Political donations
The group has not given any money for political purposes in the United Kingdom and made no donations to EU political organisations and incurred no EU political expenditure during the year. The group made contributions to non-EU political parties totalling £0.83 million during the year (2022 – £0.64 million). These contributions were made almost exclusively to federal and state candidate committees, state political parties and federal leadership committees in North America (consistent with applicable laws), where it is common practice to make political contributions. No particular political persuasion was supported and contributions were made with the aim of promoting a better understanding of the group and its views on commercial matters, as well as a generally improved business environment.

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
•state whether applicable UK-adopted international accounting standards, IFRSs issued by IASB have been followed for the group financial statements and United Kingdom Accounting Standards, comprising FRS 101 ‘Reduced Disclosure Framework’ and applicable law have been followed for the parent company financial statements, subject to any material departures disclosed and explained in the financial statements;
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

Governance (continued)
AUDIT COMMITTEE REPORT

Ensuring integrity across the business

Dear Shareholder
On behalf of the Audit Committee, I am delighted to present the Committee’s report for the year ended 30 June 2023.
The Audit Committee has discharged its responsibilities over the year by providing effective independent oversight, with the support of management and the external auditors. The Committee has carried out its role of monitoring and reviewing the integrity of the company’s financial statements and reporting, its internal control and risk management processes, its audit and risk activities, business conduct and integrity, whistleblowing and breach allegation investigations, and the appointment and performance of the external auditor. Regular reports on internal audit findings, business integrity and controls assurance work, breach allegation and investigation processes were given to and reviewed by the Committee. The Committee has also reviewed the company's principal and emerging risks, its approach to risk appetite and mitigations and has reviewed deep dives into key areas of potential risk including supply chain disruption, pension funding, cyber security and IT resilience, climate change, counterfeit and product quality, pandemics and business interruption, business ethics and integrity, and international taxation.
The Committee has also supervised progress in relation to a business transformation project which the company has commenced this year and which, once implemented, will enhance the company's internal reporting, systems and data management capabilities. Further details of this project are set out on page 142.
Over the past few years, we have been closely following proposed regulatory and reporting changes, including changes to the UK corporate governance and audit regimes, implications of future EU reporting requirements with regard to corporate sustainability and supply chain due diligence, and developments in US disclosure requirements including in relation to climate change. This year the Committee has supervised how the company is responding to and preparing for these changes, in particular focussing on its approach as to the development of internal processes and capabilities for the validation and assurance of externally reported information in anticipation of drafting an audit and assurance policy. The company has also taken further steps this year to integrate its financial and non-financial disclosure processes to improve consistency and robustness in reporting with oversight by the Committee. We have also commenced an audit services tender process during fiscal 23 which we expect to complete before the end of the current year.
The performance of the Audit Committee was again evaluated this year and I am pleased to note that feedback from Directors indicated very strong satisfaction with the Committee's performance.
The Committee remains committed to continuing to discharge its duties effectively and diligently during fiscal 24.

Alan Stewart
Chairman of the Audit Committee

Governance (continued)
Role and composition of the Audit Committee
The role of the Audit Committee is fully described in its terms of reference, which are available at https://www.diageo.com/en/our-business/corporate-governance. The members of the Audit Committee are independent Non-Executive Directors being Alan Stewart (Committee Chairman), Melissa Bethell, Karen Blackett, Susan Kilsby, Valérie Chapoulaud-Floquet, Sir John Manzoni, Lady Mendelsohn and Ireena Vittal. The Chairman of the Board, the Chief Financial Officer, the General Counsel & Company Secretary, the Group Controller, the Head of Global Audit & Risk (GAR), the Chief Business Integrity Officer, the General Counsel Corporate, the Group Chief Accountant and the external auditor regularly attend meetings of the Committee. The Audit Committee met privately with the external auditor, the Chief Business Integrity Officer and the Head of GAR regularly during the year. During the course of the year, the Committee met five times and its duly appointed subcommittee met once. Details of attendance of all Board and Committee meetings by Directors are set out on page 126.

Reporting and financial statements
During the year, the Audit Committee reviewed the interim results announcement, including the interim financial statements, the Annual Report and associated preliminary results announcement and Form
20-F, focussing on key areas of judgement and complexity, critical accounting policies, disclosures (including those relating to contingent liabilities, climate change and principal risks), viability and going concern assessments, provisioning and any changes required in these areas or policies. The Audit Committee has also focussed in particular on the company’s approach to assurance and internal approvals processes. The company has again looked to develop its non-financial reporting in a manner that enhances consistency with the financial reporting and throughout the Strategic Report, including in relation to compliance with the recommendations of the Task Force on Climate-related Financial Disclosures.
This year the Committee has also had oversight of management's transformation project to improve Diageo’s internal processes and upgrading its financial systems and technology, with a particular focus on its impact on the company’s controls and reporting capabilities. The impact of the change in the company's functional and presentational currency, which took effect in July 2023, was also considered by the Committee. Further details of this project are set out on page 142.
The company has in place internal control and risk management systems in relation to the company’s financial and non-financial reporting process including the group’s process for the preparation of consolidated financial statements. A review of the consolidated financial statements and the draft Annual Report is completed by the Filings Assurance Committee (FAC) to ensure that the financial position and results of the group are appropriately reflected therein. In addition to reviewing draft financial statements for publication at the half and full year, the FAC is responsible for examining the company’s financial and non-financial information and disclosures, the effectiveness of internal controls relating to financial and non-financial reporting and disclosures, legal and compliance issues and determining whether the company’s disclosures are accurate and adequate. The FAC comprises senior executives such as the Chief Executive, the Chief Financial Officer, the General Counsel & Company Secretary, the General Counsel Corporate & Deputy Company Secretary, the Group Controller, the Group Chief Accountant, the Head of Investor Relations, the Head of GAR and the Chief Business Integrity Officer. The company’s external auditor also attends meetings of the FAC. The Audit Committee reviewed the work of the FAC and a report on the conclusions of the FAC process was provided to the Audit Committee by the Chief Financial Officer.
Diageo has carried out an evaluation, under the supervision and with the participation of management, including the Chief Executive and Chief Financial Officer, of the effectiveness of the design and operation of Diageo's disclosure controls and procedures (as defined in the US Securities Exchange Act Rule 13a-15(e)) as of the end of the period covered by this Annual Report. Based upon that evaluation, Diageo's Chief Executive and Chief Financial Officer concluded that, as of 30 June 2023, Diageo's disclosure controls and procedures were effective.

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

Governance (continued)
FRC correspondence
The Committee reviewed a letter to the company from the FRC following their review of the company's interim results announcement for the six months ended 31 December 2022. The Committee was pleased to note that the FRC had no questions or queries to raise following their review, although their letter did include some matters which the FRC believed could be improved for the benefit to users. In its reply to the FRC, the company noted those comments and confirmed that they would be taken into consideration in future reporting. The Committee notes that the FRC's review does not provide assurance that the interim results were correct in all material respects as the FRC's role is not to verify information but to consider compliance with reporting requirements.

External auditor
During the year, the Audit Committee reviewed the external audit strategy and the findings of the external auditor from its review of the interim results and its audit of the consolidated financial statements.
The Audit Committee reviews annually the appointment of the auditor (taking into account the auditor’s effectiveness and independence and all appropriate guidelines) and makes a recommendation to the Board accordingly. Any decision to open the external audit to tender is taken on the recommendation of the Audit Committee. There are no contractual obligations that restrict the company’s current choice of external auditor. Following the last tender process, PwC was appointed as auditor of the company in 2015. Richard Oldfield became the lead audit partner for the year ended 30 June 2021, following the rotation of the previous partner, and has been the lead audit partner during the year ended 30 June 2023. After three years in role, Richard is stepping down as the lead audit partner at PwC on the conclusion of the audit for the year ended 30 June 2023. We thank Richard for his conduct of the audit during his tenure. Richard will be replaced by Scott Berryman. The selection process for the new lead audit partner was designed to identify the best qualified partner for the role, to ensure audit quality. A shortlist of candidates was identified and interviewed by the Chairman of the Audit Committee and the Chief Financial Officer. The final selection was based on feedback from those interviews as well as an assessment of the candidates’ experience and expertise. We look forward to working with Scott, who has extensive knowledge of UK and US reporting requirements, and who we believe will continue to ensure the quality of the audit.
As the company is required to have a mandatory audit tender after 10 years, management has initiated an audit services tender process which is expected to complete during the year ending 30 June 2024. The Audit Committee considers that it is appropriate to initiate such a process at this time in order to prepare for an adequate transition during 2025 in the event that a new audit firm is selected. The company has complied with the provisions of The Statutory Audit Services for Large Companies Market Investigation (Mandatory Use of Competitive Tender Processes and Audit Committee Responsibilities) Order 2014 (CMA Order) for the year ended 30 June 2023.

External auditor effectiveness and quality
The Audit Committee assesses the ongoing effectiveness and quality of the external auditor and audit process through a number of methods, commencing with identification of appropriate risks by the external auditor as part of its detailed audit plan presented to the Audit Committee at the start of the audit cycle. These risks were reviewed by the Committee and the work performed by the auditor was used to test management’s assumptions and estimates relating to such risks. The effectiveness of the audit process in addressing these matters was assessed through reports presented by the auditor to the Audit Committee which were discussed by the Committee at both the half-year, in January, and year-end, in July. Following completion of the audit process, feedback on its effectiveness was provided through review meetings with the company’s finance team and management and completion of questionnaires, in advance of management and the auditor providing assessments of auditor effectiveness and quality to the Audit Committee for consideration at its meeting in December. This year the questionnaire was updated to ensure more focus on the extent to which the auditor had challenged management. The auditor assessment is undertaken based on guidance issued to audit committees by the FRC in April 2016 and draft Minimum Standards for Audit Committees published by the FRC in November 2022, and includes consideration of the findings of the FRC's Audit Quality Review team which published its report on PwC in July 2022, periodic regulatory review carried out by the PCAOB and the Quality Assurance Department of the Institute of Chartered Accountants in England and Wales, as well as benchmarking of the auditor as against its peers. In this year's assessment, the overall satisfaction with PwC's performance was rated as solid, remaining broadly flat as compared to the prior year. Decreases from the prior year resulted from two issues, being the audit process in relation to hyperinflation in Turkey and the audit of certain UK subsidiaries. Consistent strong feedback was provided as to auditor independence, quality control processes, professional expertise, business knowledge and quality communication between auditors and management, which was consistent with the prior year's assessment. Areas where continued focus was required included timely review and feedback on audit matters, better alignment in internal communication, resource continuity and use, pro-activity in driving efficiencies, provision of best practice examples of processes and controls, and transparency on audit activities throughout the year. It was concluded that the relationship between the auditor and management was strong and open, with open and clear communications on areas and views which are considered significant.
During the external audit, the auditor challenged management on its approach taken as to impairment testing, including in relation to the impact of business projects across a number of markets and economic conditions in India and Turkey, and other judgemental matters such as pension valuations and tax assessments. The auditor also challenged management while preparing the Annual Report in relation to whether disclosures as to the impact of certain risks in the financial statements were sufficiently consistent with and linked to the risks and disclosures set out in the Strategic Report and whether there was sufficient balance in the Strategic Report. These challenges were assessed by the Audit Committee which sought additional evidence from management in support of their assessments, including requesting that independent legal opinions were provided as to certain tax positions.

Governance (continued)
External auditor independence
The group has a policy on auditor independence and on the use of the external auditor for non-audit services, which is reviewed annually, most recently in July 2023. When last reviewed, minor changes were agreed to be made to the policy’s contents, reflecting the change in functional currency of the company and certain other administrative changes. Under the auditor independence policy, any member of the PwC global network shall provide to the company, its subsidiaries or any related entity only permissible services, subject to the approval of the Audit Committee after it has properly assessed through its governance process the threats to independence and the safeguards applied in accordance with the FRC Ethical Standard and US Public Company Accounting Oversight Board rules. These services are set out in full in the policy and are generally those which the external auditor is best placed to provide, which may include reporting required by law or regulation to be performed by the auditor and services where the services are closely linked to audit work and where the auditor's understanding of the group is relevant to the services. Any FRC permissible service to be provided by the auditor, regardless of the size of the engagement, must be specifically approved by the Audit Committee or its nominated delegate (being the Chairman of the Audit Committee) based on a defined scope of pre-approved services. The policy explicitly specifies the auditor independence review and approval mechanism process by the Committee for permissible engagements above the specified threshold of £100,000. Fees paid to the auditor for audit, audit-related and other services are analysed in note 3(b) to the consolidated financial statements. The nature and level of all services provided by the external auditor are factors taken into account by the Audit Committee when it reviews annually the independence of the external auditor. During the year, no non-assurance related services were provided by the external auditor to the company, its subsidiaries or any related entity other than personal tax services provided to two Non-Executive Directors and the provision of services in connection with the issuance of senior notes by a group company.

'Financial expert’, recent and relevant financial experience
The Board has satisfied itself that the membership of the Audit Committee includes at least one Director with recent and relevant financial experience and has competence in accounting and/or auditing and in the sector which the company operates, and that all members are financially literate and have experience of corporate financial matters. For the purposes of the Code and the relevant rule under SOX, Section 407, the Board has determined that Alan Stewart is independent and may be regarded as an Audit Committee financial expert, having recent and relevant financial experience, and that all members of the Audit Committee are independent Non-Executive Directors with relevant financial and sectoral competence. See pages 127-128 for details of relevant experience of Directors.

Internal audit, controls assurance and risk
The company’s internal GAR team undertakes an annual audit and risk plan by delivering a series of internal assurance and audit assignments across a variety of markets, processes, business units and functions. On the conclusion of each assignment, GAR issues a report on its findings which may also include an overall rating as to the status of the market, process or function being audited, detailed reasons for the rating and actions to be taken within a specific timetable. The Audit Committee receives regular reports from the Head of GAR on the latest reports issued.

This year GAR has undertaken a number of audits of the group's end-to-end processes and procedures in addition to market and functional audits. The Audit Committee assesses the effectiveness of GAR by reviewing its annual audit plan at the start of the financial year, monitoring its ongoing quality throughout the year, and assessing completion rates and feedback provided following completion of the annual audit plan. Having carried out this assessment, the Audit Committee is of the view that the quality, experience and expertise of GAR is appropriate for the business. The company operates a global controls assurance programme for controls in each market and function, which monitors compliance with and effective operation of the company’s controls framework. The Audit Committee receives regular reports on the status of the controls assurance plan, actions taken to enhance controls design and effectiveness, awareness training provided to employees, testing results and trends analysis derived from the company’s integrated risk management system. The Committee also reviewed and approved changes to the principal risk descriptions and risk footprint, as well as receiving regular presentations and reviews of the status of its principal and emerging risks. This year, these reviews have covered areas including cyber security and IT resilience, climate change, counterfeit and product quality, pandemics and business interruption, business ethics and integrity, and international taxation.

Business Integrity programmes
Diageo is committed to conducting its business responsibly and in accordance with all laws and regulations to which its business activities are subject. We hold ourselves to the principles in our Code of Business Conduct, which is embedded through a comprehensive training and education programme for all employees. Our employees are expected to act in accordance with our values, the Code of Business Conduct and in compliance with applicable laws and regulations. The Audit Committee monitors compliance with the company’s ethical standards through the Business Integrity framework, which helps enhance and protect all aspects of the company’s business. Regular reports are provided to the Audit Committee by the Chief Business Integrity Officer on progress in providing guidance, training and tools for all levels in the business, completion rates for training modules, launch and rollout of new programmes or policies, monitoring use of whistleblowing mechanisms and investigating allegations of breaches.

Governance (continued)
Our Code of Business Conduct, available in 20 languages, sets out what Diageo stands for as a company and how Diageo operates, enabling all employees to understand what is required of them in working for Diageo. Annual training on the Code of Business Conduct and associated policies is mandatory for all managers and their direct reports globally, encompassing over 21,000 eligible employees during the year ended 30 June 2023. Training is delivered in an easily accessible e-learning format, with classroom training delivered to those employees who do not have regular access to a computer. The Code of Business Conduct and other global policies are available at https://www.diageo.com/en/our-business/corporate-governance.
Third-party risk is also managed through our Know Your Business Partner programme, which is designed to help the company evaluate the risk of doing business with a third-party before entering and during a contractual relationship. Business partners are assessed for potential risks including economic sanctions, bribery and corruption, money laundering, facilitation of tax evasion, data privacy and other reputational issues.
Employees and third-party business partners are encouraged to raise concerns about potential breaches of the Code of Business Conduct or policies, either to line managers, legal or HR colleagues, risk, compliance and Business Integrity teams, or to SpeakUp, a confidential whistleblowing mechanism. SpeakUp is a global service administered by an independent provider, accessible online or by telephone. Where legally permitted, it can be used anonymously and reports kept confidential. Allegations are investigated by independent Diageo teams, with progress being monitored by the Business Integrity team. When allegations are substantiated, appropriate disciplinary and corrective actions are taken. The Audit Committee receives and reviews regular reports on allegations, including trends information, root cause analysis and investigation closure rates. Since all of Diageo's Non-Executive Directors attend the Audit Committee, all Non-Executive Directors who make up the Board routinely review the findings of the company's whistleblowing processes in accordance with the UK Corporate Governance Code.
During the year ended 30 June 2023, 629 allegations of breaches were reported which was broadly consistent with the prior year. The substantiation rate of allegations has also remained broadly consistent compared to last year, with 32% of cases confirmed as breaches (versus 30% in fiscal 22). As of the end of fiscal 23, 43 people exited the business as a result of breaches of our Code of Business Conduct or policies (fiscal 22: 54 people). This is due to a reduction in severity and type of breaches this year. The number of leavers for fiscal 22 has been restated due to a number of open cases from fiscal 22 being concluded this year. At the end of fiscal 23, we had 137 open cases, which may lead to more people exiting the business. See below a summary of reported and substantiated breaches over the past three years.

Reported and substantiated breaches

2021
2022
2023

ò	Reported
ò	Reported through SpeakUp
ò	Sustantiated breaches
ò	Code-related leavers

Senior financial officers’ code of ethics and dealing code
In accordance with the requirements of SOX and related SEC rules, Diageo has adopted a code of ethics covering its Chief Executive, Chief Financial Officer, and other senior financial officers. During the year, no waivers were granted in respect of, this code of ethics. The full text of the code of ethics is available at https://www.diageo.com/en/our-business/corporate-governance/compliance. Both the Audit & Risk Committee and the Audit Committee regularly review the strategy and operation of the Business Integrity programme through the year.
The company has also adopted a dealing code setting out requirements in relation to dealings in Diageo securities by Directors, Executive Committee members and certain other employees, which is designed to ensure compliance with applicable insider trading and market abuse regulations, in particular the UK Market Abuse Regulation.

Audit and Assurance Policy
During the year management has reviewed its approach to assurance in preparation for drafting and adopting an audit and assurance policy, consistent with the reporting requirements set out in draft legislation proposed by the UK Department for Business and Trade

Governance (continued)
in July 2023. The Committee has reviewed and discussed the principles on which such policy will be based and will continue to monitor management's development of the policy.

Committee activities
Details of the main areas of focus of the Audit Committee during the year include those summarised below:

Areas of focus		Strategic priority	Strategic outcome
Corporate reporting
•Half and full year external reporting updates
•Interim and preliminary results review and approval
•Annual Report and consolidated financial statements, Form 20-F review and approval
•Implications of group functional and presentation currency change on reporting

Internal controls	•GAR updates •Business Integrity updates including breach and reporting update •Controls testing update and Section 404 assessment •Implications on controls environment of systems and process changes
External audit and assurance
•Report on external audit at half and full year periods
•Insights and observations on reporting review
•Auditor independence and non-audit work reviews
•Auditor independence policy review
•Review of management representation letters
•Appointment of auditor and review of terms of engagement and fees
•Auditor performance and effectiveness review and assessment
•Commencement of auditor tender process
•Audit regime reform and approach to assurance, preparatory to drafting an audit and assurance policy

Risk management
•Principal and emerging risk reviews and tracking
•Risk updates, including group risk footprint and risk appetite review and approvals
•Supply chain disruption, counterfeit, product quality, climate change and sustainability, energy, pandemics and business interruption, cyber and IT resilience, pension funding, business transformation and tax risk reviews

Key
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
Diageo’s internal control over financial reporting includes policies and procedures that: pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with IFRS as issued by the International Accounting Standards Board (IASB), and in accordance with international accounting standards in conformity with the requirements of the Companies Act 2006 and IFRS adopted by the UK; provide reasonable assurance that receipts and expenditures are made only in accordance with authorisation of management and the directors of the company; and provide reasonable assurance regarding prevention or timely detection of any unauthorised acquisition, use or disposition of assets that could have a material effect on the consolidated financial statements.
Management has assessed the effectiveness of Diageo’s internal control over financial reporting (as defined in Rules 13(a)-13(f) and 15(d)-15(f) under the United States Securities Exchange Act of 1934) based on the framework in the document ‘Internal Control – Integrated Framework’, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in 2013. Based on this assessment, management concluded that, as at 30 June 2023, internal control over financial reporting was effective.
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
PricewaterhouseCoopers LLP, an independent registered public accounting firm, who also audit the group’s consolidated financial statements, has audited the effectiveness of the group’s internal control over financial reporting, and has issued an unqualified report thereon, which is included on pages 201 to 203 of this document.

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

Governance (continued)
Significant issues and judgements
Significant issues and judgements that were considered in respect of the 2023 financial statements are set out below. Our consideration of issues included discussion of the critical audit matters as outlined in the independent auditors' report.

Matter considered	How the Audit Committee addressed the matter
The nature and size of any one-off items impacting the quality of the earnings and cash flows.	The Audit Committee assessed whether the related presentation and disclosure of those items in the financial statements were appropriate based on management’s analysis, and concluded that they were.
Items that were to be presented as exceptional. Refer to note 4 of the Financial Statements.	The Audit Committee assessed whether the reporting of those items as exceptional, was in line with the group’s accounting policy, and that sufficient disclosure was provided in the financial statements, and concluded that they were.
Whether the carrying value of assets, in particular intangible assets, was supportable. Refer to notes 6, 9, 10 and 13 of the Financial Statements.	The Audit Committee reviewed the methodology applied in conducting impairment assessments and result of management's impairment assessments that were performed during the year. The Committee was provided with information about the carrying amounts and the key assumptions incorporated in management’s estimate of discounted cash flows of significant assets that are sensitive to key assumptions. The Committee reviewed the key assumptions used in the impairment testing, including management’s cash flow forecasts, growth rates and the discount rate used in value in use calculations and agreed they were appropriate.
The Committee agreed with management’s judgements and conclusions, whereby McDowell’s, some smaller other brands and investments in associates and certain fixed assets have been impaired by £549 million in the year ended 30 June 2023, out of which £520 million was reported as exceptional operating charge. The Committee agreed that the recoverable amount of the company’s other assets was in excess of their carrying value and that appropriate disclosure was provided with respect to assets impaired, and whose value is more sensitive to changes in assumptions.

The group’s more significant tax exposures and the appropriateness of any related provisions and financial statement disclosures. Refer to page 112 of 'Risk factors' and note 7 of the Financial Statements.	The Audit Committee agreed that disclosure of tax risk appropriately addresses the significant change in the international tax environment, and that appropriate provisions and other disclosure with respect to uncertain tax positions were reflected in the financial statements.
The appropriateness of the valuation of post employment liabilities, and the recognition of any surplus. Refer to note 14 of the Financial Statements.	The measurement of post employment liabilities is sensitive to changes in long-term interest rates, inflation and mortality assumptions. Having reviewed management’s papers setting out key changes to actuarial assumptions, the Audit Committee agreed that the assumptions used in the valuation are appropriate. The Committee reviewed management’s assessment of the economic benefit available as a refund of the surplus or as a reduction of contribution and the key judgements made in respect of the surplus restriction and concluded that those judgements were appropriate. The Committee reviewed and concluded that sufficient disclosures were provided in the financial statements.
Significant legal matters impacting the group. Refer to note 19 of the Financial Statements.	The Committee agreed that adequate provision and/or disclosure have been made for all material litigation and disputes, based on the current most likely outcomes, including the litigation summarised in note 19 of the Financial Statements.
Accounting for business combinations. Refer to note 8 of the Financial Statements.	Diageo acquired Kanlaon Limited and Chat Noir Co. Inc. on 10 March 2023 and completed a number of other smaller acquisitions during the year ended 30 June 2023, for an aggregate consideration of £397 million. As at the completion date of these acquisitions, Diageo performed valuations of the identifiable assets and liabilities and the resulting goodwill. The purchase price allocation exercises are subject to management’s judgement and estimates, including forecast cash flows, buyer specific synergies and the applicable discount rates used in valuations. The Committee reviewed management’s purchase price allocations and the disclosures provided in the Financial Statements and concluded they were appropriate.
Functional currency of Diageo plc and presentation currency of Diageo group.	The Audit Committee agreed that in line with reporting requirements the functional currency of Diageo plc has changed from sterling to US dollar which is applied prospectively from fiscal 24. This is because the group's share of net sales and expenses in the US and other countries whose currencies correlate closely with the US dollar has been increasing over the years, and that trend is expected to continue in line with the group's strategic focus. Diageo has also decided to change its presentation currency to US dollar with effect from 1 July 2023, applied retrospectively, as it believes that this change will provide better alignment of the reporting of performance with its business exposures.
Whether the Annual Report is fair, balanced and understandable.	The Audit Committee concluded that the Annual Report, taken as a whole, is fair, balanced and understandable and provides the information necessary for shareholders to assess the company’s performance, business model and strategy and that there is an appropriate balance between statutory (GAAP) and adjusted (non-GAAP) measures ensuring equal prominence.
The impact of climate change on the group’s financial reporting and financial statements. Refer to pages 91-110 of 'Pioneer grain-to-glass sustainability' and note 1 and note 9 of the Financial Statements.
The Audit Committee agreed that the disclosures on pages 91-110 made in response to the recommendations of the Task Force on Climate-related Financial Disclosures are appropriate and that the assumptions used in the financial statements are consistent with these disclosures.

Governance (continued)
NOMINATION COMMITTEE REPORT

Championing our talent strategy

Dear Shareholder
I am pleased to provide the report of the Nomination Committee for the year ended
30 June 2023.
A key responsibility for the Committee is to ensure adequate succession planning for Board appointments, maintenance of a pipeline of strong candidates for potential nomination as directors, and supervising transitions for new appointments. During this year, the Committee had oversight of the transition of Chief Executives with Debra Crew succeeding Sir Ivan Menezes after ten years of dedicated leadership of the company. This transition was well underway when Ivan sadly passed away following a brief illness, with Debra taking over earlier than expected.
We welcome Debra back to the Board and congratulate her on her appointment. The Committee was unanimous in deciding that Debra is the right person to lead Diageo into the next phase of growth, with her deep understanding of the company and its stakeholders coupled with her broad experience in other consumer goods industries.
This year the Committee also managed the evaluation of the effectiveness of the Board, its Committees, members and processes. Further details, including the review’s conclusions, recommendations and actions as presented to the Board in January 2023, are set out on page 142.
The Committee has also been involved in reviewing talent planning and succession of Executive Committee membership, with two changes being implemented or approved during the year. Claudia Schubert was appointed as President, North America in October 2022 and Soraya Benchikh assumed the role of President, Europe in January 2023. I congratulate Claudia and Soraya on their appointments and look forward to working with them.

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

Recruitment and election procedures
The recruitment process for Non-Executive Directors includes the development of a candidate profile and the engagement of a professional search agency specialising in the recruitment of high-calibre candidates. We have engaged executive search companies Egon Zehnder and Russell Reynolds Associates (neither of which have a connection with the company other than acting as an executive search agency) to assist with our current recruitment and pipelining requirements.
In the case of Executive Director or Executive Committee appointments, an executive leadership assessment may be carried out by an external professional agency. Reports on potential appointees are provided to the Committee, which, after careful consideration, makes a recommendation to the Board. In determining its recommendations, the Committee has regard to a broad range of factors including the candidate's background, skillset and experience, their ability to express independent judgement and participate across a broad range of topics, including on sustainability and societal matters, their ability to devote sufficient time to the company and whether their appointment would contribute towards the Board’s diversity objectives which are set out in the Board Diversity Policy. This policy, which applies to the Board and its Committees, reflects the Board's belief that it is critical that Board membership includes a diverse range of skills, professional and industry backgrounds, geographical experience and expertise, gender, tenure, ethnicity and diversity of thought.
Any new Directors are appointed by the Board and, in accordance with the company’s articles of association, they must be elected at the next AGM to continue in office. All existing Directors retire by rotation and stand for re-election every year. The company’s policy is for all Directors to attend the AGM, either physically or by video conference as permitted by the company's Articles of Association. Details of attendance of all Board and Committee meetings by Directors are set out on page 126.

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

Governance (continued)
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

CEO succession
It is the role of the Nomination Committee to have oversight of the company’s senior leadership development and succession plans, ensuring that the company has a pipeline of high-quality candidates for senior roles which is aligned with the company’s long-term strategic ambitions and diverse leadership requirements. In March 2023, it was announced that, after ten years in role, Sir Ivan Menezes would retire as Chief Executive and step down from the Board on 30 June 2023 and that Debra Crew, then Chief Operating Officer, would take over as Chief Executive effective 1 July 2023. Sir Ivan, who was one of the UK’s longest serving FTSE 100 chief executives, had led the company through an outstanding period of change, growth and performance.
As succession planning is an ongoing process, the Nomination Committee had an established process for identifying the most suitable person for the role of Chief Executive including a shortlist of potential successors which was kept under review in anticipation of a transition. As part of this process, the Nomination Committee conducted a review of potential candidates including a number of internal candidates on the company’s internal succession plan as well as external candidates. The review included candidates who had different backgrounds and experience, and included diverse candidates. Following this review, the Nomination Committee made a recommendation to the Board that Debra Crew was the most suitable successor to Sir Ivan, having been a highly valued member of the Executive Committee with an impressive track record at both Diageo and other global consumer goods companies. Acting on the recommendation of the Nomination Committee, the Board approved her appointment and announced the transition on 28 March 2023. With the sad passing of Sir Ivan in early June 2023 after a brief illness, Debra’s appointment as Chief Executive and Executive Director took effect earlier than expected, on 8 June 2023.
Set out below are the principal steps taken in relation to the announcement of the appointment of a new Chief Executive on 28 March 2023:

Prior to fiscal 21 and ongoing thereafter:
•A preliminary assessment of potential internal candidates and their development plans was reviewed, as part of annual talent and succession review with the Board.
During fiscal 21:
•An updated role specification for the Chief Executive was prepared, reviewed and approved by the Nomination Committee. Amongst other things, this set out the requirements for the role with regards to leadership capabilities, personal characteristics and key experiences, within the context of the performance and culture needed in Diageo.
•The Nomination Committee reviewed the results of an external talent benchmarking exercise conducted by an executive search firm, alongside continued assessment of the development of candidates on Diageo’s internal succession plan.
Commencing during fiscal 21 and subject to ongoing review thereafter:
•A focussed longlist of external candidates was reviewed by the Nomination Committee, together with internal candidates.
•Internal candidates were invited to take part in a formal assessment process overseen by the Chairman supported by the Chief HR Officer.
•A panel of Nomination Committee members met shortlisted candidates for formal panel interviews with the Chairman and the Non-Executive Directors.
•Development plans were drawn up for internal candidates to enable the Nomination Committee to review progress on a periodic basis.
During fiscal 22:
•Periodic regular review of the development progress of internal candidates was undertaken by the Nomination Committee.
•The role specification was kept under ongoing review to ensure it reflected developments in Diageo’s business context and any emerging requirements.
During fiscal 23:
•Proposed remuneration arrangements for the incoming and outgoing Chief Executives were reviewed and approved by the Remuneration Committee.
•The Nomination Committee recommended that the Board approve the appointment of Debra Crew as Diageo’s next Chief Executive. The Remuneration Committee approved remuneration arrangements for the appointment of Debra Crew and the retirement of Sir Ivan Menezes.

Governance (continued)
•The Board unanimously approved the appointment and a regulatory announcement was released on 28 March 2023.

Activities of the Nomination Committee
The principal activities of the Nomination Committee during the year were:
•the consideration, selection and recommendation as to the appointment of and transition plan for a new Chief Executive;
•the consideration of the talent pipeline for potential new Non-Executive Directors and other appointments to the Board;
•the design and conduct of the annual review of Board, Committee and individual Director effectiveness and performance and a review of the findings of the review and recommended actions;
•consideration and approval of the report of the Committee in the company’s Annual Report and consolidated financial statements for the year ended 30 June 2023;
•consideration and recommendation to the Board of proposed changes in Directors’ outside interests and any potential conflicts of interest; and
•a review of the succession plans for Executive Committee roles, including potential candidates for such roles, their backgrounds and experience, and how such candidates would contribute towards the company's diversity objectives.
Evaluation
As part of the annual Board evaluation, all members of the Nomination Committee participated in an evaluation of the Committee. Feedback indicated that the Committee was effective and that Directors were satisfied with its performance, that it had managed the Chief Executive succession during the year well and that its processes were robust, transparent and effective. Further details of the evaluation can be found on page 142.

Induction and training
Our customary induction processes for newly appointed Directors includes individual meetings with Executive Committee members and other senior executives, visits to the company’s production facilities and offices including the company's head office in London and the group's spirits production facilities, scotch brand homes, visitor centres and archives in Scotland.
Induction programmes for new Directors are tailored to suit the particular background and experience of the individual Director, with the Committee advising on priorities for that individual and tracking induction activity. These induction processes supplement existing practices whereby a continuing understanding of the business is developed through appropriate business engagements for Non-Executive Directors such as visits to customers, engagements with employees, and brand events worked into the annual cycle of Board meetings. Training on specific areas of risk and detailed reviews of strategic matters are provided by Executive Committee members, other internal senior leaders and external guest speakers and specialists through presentations, roundtable discussions and other sessions as part of the Board’s Annual Strategy Conference and during the year as part of Board and Audit Committee meetings. In addition, Executive Committee members and other senior executives are invited, as appropriate, to Board and strategy meetings to make presentations on their areas of responsibility. All Directors are also provided with regular briefings to ensure they are kept up to date on relevant legal and governance developments or changes, best practice developments and changing commercial and other risks.

Diversity
The Board has a longstanding commitment to prioritise diversity and supports the recommendations of the FTSE Women Leaders Review (previously the Hampton-Alexander Review) on gender diversity and the Parker Review on ethnic diversity. The Board Diversity Policy sets out specific objectives with parity between male and female members of the Board being the ultimate goal in terms of gender diversity, with a commitment to have no less than 40% female representation on the Board, and having at least one Director reflecting ethnic diversity as defined in accordance with the Parker Review. The Committee is pleased to confirm that both these objectives have currently been met. The Board Diversity Policy also sets out the Board’s support for management’s actions to increase the proportion of senior leadership roles held by women and by people from minority backgrounds and other under-represented groups. As at 30 June 2023, the percentage of women on the Executive Committee and their direct reports is 43%.

Board and Executive Committee reporting on gender identity or sex

	Number of Board members	Percentage of the Board	Number of senior positions on the Board (CEO, CFO, SID and Chair)	Number in executive management	Percentage of executive management
Men	3	27.3%	1	7	50.0%
Women	8	72.7%	3	7	50.0%
Not specified/prefer not to say	—	—	—	—	—

Governance (continued)

Board and Executive Committee reporting on ethnic background

	Number of Board members	Percentage of the Board	Number of senior positions on the Board (CEO, CFO, SID and Chair)	Number in executive management	Percentage of executive management
White British or other White (including minority-white groups)	7	63.6%	3	8	57.1%
Mixed/Multiple Ethnic Groups	—	—	—	—	—
Asian/Asian British	3	27.3%	1	3	21.4%
Black/African/Caribbean/Black British	1	9.1%	—	1	7.2%
Other ethnic group, including Arab	—	—	—	2	14.3%
Not specified/prefer not to say	—	—	—	—	—

Board composition	Non-Executive Director tenure	Board gender diversity	Board ethnic diversity

ò	Chairman	ò	0 – 3 years	ò	Male	ò	Directors of colour
ò	Executive director	ò	3 – 6 years	ò	Female	ò	White European
ò	Non-executive director	ò	6 – 9 years

Executive committee nationality

ò	British	ò	Indian
ò	American	ò	Irish
ò	American/British	ò	South African/British
ò	Colombian	ò	Spanish
ò	French

Board diversity data
•Directors are defined as all Non-Executive and Executive Directors appointed to the Board. Board diversity related data are collated directly from each Director annually using a questionnaire and are given on a self-identifying basis.
•Directors of colour are defined in accordance with the Parker Review definitions as those "who identify as or have evident heritage from African, Asian, Middle Eastern, Central and South American regions".
•All Board diversity data above are given as at 30 June 2023.

Governance (continued)
Annual statement by the Chairman of the Remuneration Committee

Dear Shareholder
I am pleased to present the Directors' remuneration report for the year ended 30 June 2023, which contains:
• The updated Directors’ remuneration policy, which shareholders are being asked to approve at the Annual General Meeting (AGM) on 28 September 2023; and
• The annual remuneration report, describing how the current Directors' remuneration policy has been implemented during 2023 and how the policy will be implemented in 2024.

Proposed Directors' Remuneration Policy
The Committee has reviewed the current Directors’ remuneration policy and determined that it continues to support the company’s strategy and will do so for the next three years. The Committee is therefore asking shareholders to approve our current policy, largely unchanged except for a governance enhancement to the post-cessation shareholding requirement, which further improves shareholder alignment. Executive Directors will now be required to hold 100% of their in-service shareholding level (500% of salary for the CEO and 400% of salary for the CFO) for two years post-exit. We have also improved the level of disclosure of our malus and clawback policy.
As well as submitting an updated Directors’ remuneration policy for approval at the AGM in September 2023, shareholders are also being asked to approve the rules of the new Diageo Long-Term Incentive Plan (LTIP), as it is close to its 10-year expiry. No significant changes are being proposed to the rules.
During the year, the Committee reviewed the current Directors’ remuneration policy. In doing so, it sought to ensure continued alignment with the delivery of business strategy, our ongoing ability to recruit and retain high-quality, international talent and to meet the expectations of our shareholders and the governance community. Consideration was given to the global nature of the business, which includes a large presence in North America and, therefore, the need to compete for talent in a global pool. Attracting and retaining key talent in an increasingly competitive talent pool is critical for our business and, at all levels, Diageo’s talent strategy involves a global approach to internal talent mobility. Remuneration is an important aspect of being able to meet our talent objectives.

On behalf of the Committee, I engaged with our largest shareholders and their representatives on the new policy and considered the feedback received, which was positive. We also reviewed market practice trends in the FTSE 30 (excluding financial services) and our global consumer goods peer group. Further, and in line with our remuneration principles, the Committee considered the remuneration arrangements for the workforce globally when reviewing the policy for Executive Directors.
We value the views we have received from our shareholders and the strong support we have had in recent years. Maintaining both the dialogue and the support continue to be important to the Committee.

CEO transition
On 28 March 2023, we announced that Sir Ivan Menezes would retire on 30 June 2023 and Debra Crew would be appointed as the next CEO from the start of fiscal 24. Following the announcement on 7 June 2023 that Sir Ivan had sadly passed away, Debra Crew was appointed to the Board as CEO and Executive Director on 8 June 2023, having taken over as interim CEO on 5 June due to Sir Ivan’s deteriorating health.
We set the salary for Debra Crew at $1,750,000, slightly below Sir Ivan’s salary. The Committee determined that this salary level reflects Debra’s significant relevant experience, which includes a prior CEO position in the United States and four years with Diageo, including time on the Diageo Board as a Non-Executive Director. The Committee considered both the FTSE 30 pay practices, as well as those of our global peer group when determining the appropriate level of pay for our Chief Executive.
The remuneration arrangements for Sir Ivan were approved within the terms of the Directors’ remuneration policy and application of the plan rules on death in service. Further details, including exercises of discretion by the Committee, can be found on page 190.

Business performance and employees
As mentioned elsewhere in the Annual Report, Diageo delivered a strong set of 2023 results during a period of economic volatility and continued inflationary pressures. Both organic net sales and organic operating profit growth were within our medium-term guidance and follow two consecutive years of double-digit growth and are reflected in lower annual incentive outcomes this year relative to the prior two years. Over the year, we gained or held market share in markets that total 70% of our net sales value, delivered further expansion of organic operating margin through productivity savings and return on invested capital was 16.3%.
Colleagues across the business have continued to show resilience, agility and commitment during this period of sustained uncertainty. Diageo continues to focus on being market competitive and pro-active in the ways it supports the wellbeing of employees. Employee engagement has remained high again this year at 84%, one point higher than in 2022. Early in fiscal 23, Diageo made a one-time payment of £1,000 gross (capped at 15% of local equivalent annual salary) to all employees below Executive Committee level to recognise their commitment through challenging times. In addition, ongoing monitoring of the cost-of-living in all our geographies has resulted in off-cycle salary increases in countries experiencing the highest inflation. Other measures, such as financial education and progressive benefit policies have been implemented and more detail can be found on page 188.

Governance (continued)
Incentive outcomes
In determining annual and long-term incentive outcomes, the Remuneration Committee reviews not only the financial outcomes against targets set but also considers Diageo’s wider business performance. It assesses market share gains, financial returns relative to our Alcoholic Beverages and TSR peer groups, progress made towards our 'Society 2030: Spirit of Progress' goals and employee engagement, among other factors. It also considers the experience of shareholders over the applicable performance period, in particular the company’s TSR performance relative to our peer group.

Annual incentive
For the annual incentive, outcomes under the Net Sales (NSV) and Operating Profit (OP) measures were at and just under target respectively and Operating Cash Conversion (OCC) performance fell short of the minimum threshold required. Further detail is provided on page 176. Following a holistic review of business performance in the year, the Committee concluded that the outcome was fair and did not require any adjustment. Our annual incentive also includes Individual Business Objectives (IBOs) and the outcomes are described on page 176.
Once IBO outcomes are included, overall annual incentive payouts for fiscal 23 were 37% of maximum for Sir Ivan Menezes, 35% of maximum for Debra Crew and 36% of maximum for Lavanya Chandrashekar.

Long-term incentives
Strong financial performance over the three-year period, particularly in respect of growth in organic net sales and profit before exceptional items and tax (PBET), free cash flow (FCF) and share price growth of 26% resulted in a vesting outcome of 99% of maximum for the 2020 performance share awards for the prior CEO, the CEO and the CFO and 78% of maximum for the 2020 share options granted to the prior CEO and the CEO. The 2020 performance share awards were the first Diageo awards which included an Environmental, Social and Governance (ESG) component and the outcomes against these measures show solid progress towards Diageo’s ‘Society 2030: Spirit of Progress‘ ambition over this first three-year period.
Prior to confirming the vesting of DLTIP awards, the Committee considered whether there was a compelling case to change the formulaic outcome by reviewing overall business performance and the targets set for these awards. For the 2020 DLTIP awards, the Committee was especially cognisant of investor concerns around the potential for windfall gains given the timing of the grant during the Covid-19 pandemic. The Committee considered various factors, including the share price used to calculate the 2020 awards relative to the prior year’s price, the stretch of the targets and the performance relative to peers (see page 180 for more detail). The Committee determined that the outcomes were appropriate and aligned to the assessment of Diageo’s underlying business performance over the three-year period and made no adjustment to the vesting levels.
The Committee believes that the incentive plans continue to drive the desired behaviours to support the company’s values and strategy and that the Directors’ remuneration policy has operated as intended in 2023.

The year ahead and alignment of incentives with strategy
The Committee approved a base salary increase of 4% for the CFO, effective 1 October 2023, having reviewed market practice in the FTSE 30 and our global consumer goods peer group. This increase is below the 2023 salary increase budget for employees in the UK, which was 5%. There will be no increase for the CEO, whose next review will be in October 2024.

The structure and performance measures for the annual and long-term incentives remain unchanged for 2024 as these continue to align with the company’s strategic priorities. The annual incentive focuses on net sales growth, operating profit (both of which represent critical measures of growth for Diageo) and operating cash conversion (which recognises the criticality of strong cash performance and cash containment, particularly in the current challenging market conditions) and IBOs add focus on individual strategic and financial objectives. The long-term incentive measures reflect key drivers of long-term growth by incorporating organic net sales, organic profit before exceptional items and tax (PBET), free cash flow (FCF), TSR and key ESG measures (greenhouse gas reduction, water efficiency, positive drinking and gender and ethnic diversity).
We were one of the first companies to include ESG measures in a long-term plan back in 2020, and consequently, as our practices evolve, we recognise that KPIs also need to evolve. The Committee believes in setting targets that incentivise the management team to make the right long-term decisions for all stakeholders and the environment. The water efficiency KPI under the 'Society 2030: Spirit of Progress' goals will, from fiscal 24, use an index approach, which links directly to the underlying water efficiency of the two production pillars of distillation and brewing & packaging. This approach reduces sensitivity to product mix compared to the current measure and the methodology used for each pillar is more consistent with what’s used by our industry peers (see page 101 for more detail). The water efficiency component of the 2023 LTIP awards reflects the updated water efficiency index KPI.

In summary
Diageo’s resilient performance in another period of broad and sustained uncertainty is reflected in the incentive outcomes and the decisions the Committee has made, which it considers are in line with the company’s philosophy of delivering market competitive pay in return for high performance against the company’s strategic objectives.

Governance (continued)
I hope that you will vote in favour of the proposed Directors’ remuneration policy and the Directors’ remuneration report for fiscal 23 at the AGM on 28 September 2023.
Finally, and importantly, I would like to personally reiterate the sentiment which has been so well expressed elsewhere in this Annual Report about the sad and shocking loss of our CEO, Sir Ivan Menezes, just weeks before his planned retirement. It was a pleasure and an honour to work with Sir Ivan over the years and my thoughts continue to be with his family at this time.

Susan Kilsby
Non-Executive Director and Chair of the Remuneration Committee

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
Long-term value creation for shareholders and pay for performance remains at the heart of our remuneration policy and practices. Attracting and nurturing a vibrant mix of international talent with a range of backgrounds, skills and capabilities enables Diageo to grow and thrive, and ultimately to deliver our Performance Ambition. Remuneration remains a key part of attracting and retaining the best people to lead our global business, balanced against the need to ensure our packages are appropriate and fair in the business and wider employee context, delivering market-competitive pay in return for high performance against the company’s strategic objectives.

Governance (continued)

Delivery of business strategy
Short and long-term incentive plans reward the delivery of our business strategy and Performance Ambition. Performance measures are reviewed regularly and stretching targets are set relative to the company’s growth plans and peer group forecasted performance. The Committee seeks to embed simplicity and transparency in the design and delivery of executive reward.
Creating sustainable, long-term performance
A significant proportion of remuneration is delivered in variable pay linked to business and individual performance, focussed on consistent and responsible drivers of long-term growth. Performance against targets is assessed in the context of underlying business performance and the ‘quality of earnings’.
Winning best talent
Well designed and market-competitive total remuneration, with an appropriate balance of fixed reward and upside opportunity, allows us to attract and retain the best talent from all over the world in a competitive talent market, which is critical to our continued business success.
Consideration of stakeholder interests
Executives are focussed on creating sustainable share price growth. The requirement to build significant personal shareholdings in Diageo, and to hold shares acquired from long-term incentive awards for two years post-vesting aligns executives and shareholders. Decisions on executive remuneration are made with consideration of the interests of the wider workforce and other stakeholders, as well as the external climate.

Governance (continued)

Remuneration at a glance
	Salary	Allowances and benefits	Annual incentive	Long-term incentives	Shareholding requirement
Purpose	Supports the attraction and retention of the best global talent with the capability to deliver Diageo’s strategy	Provision of market-competitive and cost-effective benefits supports attraction and retention of talent	Incentivises delivery of Diageo’s financial and strategic targets Provides focus on key financial metrics and the individual’s contribution to the company’s performance	Rewards consistent long-term performance in line with Diageo’s business strategy Provides focus on delivering superior long-term returns to shareholders	Ensures alignment between the interests of Executive Directors and shareholders
Key features of current policy & proposed key policy changes	Normally reviewed annually on 1 October Salaries take account of external market and internal employee context	Provision of competitive benefits linked to local market practice Maximum company pension contribution is 14% of salary, which is aligned to the offering for the wider workforce in the United Kingdom	Target opportunity is 100% of salary and maximum is 200% of salary
Performance measures, weightings and stretching targets are set by the Remuneration Committee
Subject to malus and clawback provisions
Executive Directors defer a minimum of one-third of earned bonus payment into Diageo shares held for three years
Remainder paid out in cash after the end of the financial year	Annual grant of performance shares and share options
CEO award up to 500% of salary
CFO award up to 480% of salary
(% of salary for both CEO and CFO described in performance share equivalents)
Performance measures, weightings and stretching targets are set annually
Three-year performance period plus two-year retention period
Subject to malus and clawback provisions
Number of awards granted is based on a six-month average share price to 30 June preceding grant date	Minimum shareholding requirement within five years of appointment:
CEO 500% of salary
CFO 400% of salary
Post-employment shareholding requirement for Executive Directors of 100% of in-employment requirement in the first year after leaving the company and 50% in the second year after leaving the company
Proposed policy change: Post-employment shareholding requirement for Executive Directors of 100% of in-employment requirement to be retained in full for two years after leaving the company
Planned for year ending 30 June 2024	4% salary increase for the CFO, below the annual salary budgets for the wider workforce in the United Kingdom New CEO appointment from 5 June 2023. No salary increase in fiscal 24	Allowances and benefits unchanged from prior year Company pension contributions 14% of salary	Size of annual incentive award opportunity is unchanged from prior year. For fiscal 24, measures are net sales growth, operating profit growth and operating cash conversion, 80% in total weighted equally, with remaining 20% on individual objectives	Performance measures are net sales growth, relative TSR, cumulative free cash flow, profit before exceptional items and tax and ‘Society 2030: Spirit of Progress‘ measures
Size of long-term incentive award opportunity is unchanged from prior year
No change to in-employment shareholding requirement Post-employment shareholding of 100% of in-year shareholding for two years after leaving the company
Implementation in year ended 30 June 2023	3% salary increase for the CEO and CFO, slightly below the annual salary budgets for the wider workforce in the United Kingdom and the United States	Allowances and benefits unchanged from prior year Company pension contribution: CEO 20% of salary until 1 January 2023, which was then reduced to 14% of salary CFO 14% of salary	Payout of 32.5% of maximum for the financial elements of the plan Total payout of 37.25% of maximum for the prior CEO, 35.38% for the CEO and 36.0% for the CFO	Vesting of 2020 performance shares at 98.7% of maximum for Ivan Menezes, and 98.8% of maximum for Debra Crew and Lavanya Chandrashekar
Vesting of 2020 share options at 77.5% of maximum for Ivan Menezes and Debra Crew. Lavanya Chandrashekar did not receive share options in 2020	As at 30 June 2023, Ivan Menezes' shareholding was 2,728% of salary
As at 30 June 2023, Debra Crew's shareholding was 1% of salary (she has until 8 June 2028 to meet her requirement)
As at 30 June 2023, Lavanya Chandrashekar's shareholding was 47% of salary (she has until 1 July 2026 to meet her requirement)
Implementation in year ended 30 June 2022	3% salary increase for the CEO in line with wider workforce in the United Kingdom and the United States in 2021 CFO appointed 1 July 2021. No salary increases post appointment in 2021	Allowances and benefits unchanged from prior year Company pension contribution: CEO 20% of salary CFO 14% of salary	Payout of 100% of maximum for the financial elements of the plan Total payout of 93.75% of maximum for the CEO and 90.0% of maximum for the CFO	Vesting of 2019 performance shares at 59.3% of maximum for Ivan Menezes and 59.8% of maximum for Lavanya Chandrashekar
				Vesting of 2019 share options at 61.5% of maximum for Ivan Menezes. The CFO did not receive share options in 2019	•As at 30 June 2022, Ivan Menezes' shareholding was 3,093% of salary •As at 30 June 2022, Lavanya Chandrashekar's shareholding was 31% of salary (she has until 1 July 2026 to meet requirement)

Governance (continued)
Pay for performance at a glance
The charts below show performance outcomes against targets for the long-term and annual incentive plans. Targets under both incentive plans are set with reference to Diageo’s strategic plan and the historical and forecasted performance of Diageo and its peers.

Long-term incentives (for the period 1 July 2020 to 30 June 2023)

Annual incentive (for the period 1 July 2022 to 30 June 2023)

Historic reward outcomes under the annual and long-term incentive plans over the past five years are shown below. Vesting outcomes under the long-term incentive plan are shown against annualised total shareholder return for the three-year period ended in the year of vesting (i.e. annualised TSR for the three years ended 30 June 2023 is shown against the vesting outcome for the 2020 long-term incentive awards vesting in 2023). Outcomes against annual incentive financial measures are shown against organic operating profit growth for each respective financial year, as disclosed in prior-year annual reports.

Governance (continued)

Governance (continued)
Remuneration Committee Governance

Remuneration Committee
The Remuneration Committee consists of the following independent Non-Executive Directors: Susan Kilsby, Melissa Bethell, Valérie Chapoulaud-Floquet, Sir John Manzoni, Lady Mendelsohn, Alan Stewart, Ireena Vittal and Karen Blackett. Susan Kilsby is the Chair of the Remuneration Committee and also the Senior Independent Director. The Chairman of the Board and the Chief Executive are invited to attend Remuneration Committee meetings, except when their own remuneration is being discussed. The Chief Human Resources Officer and Global Performance and Reward Director are also invited by the Remuneration Committee to provide their views and advice. The Chief Financial Officer may also attend to provide performance context to the Committee during its discussions about target setting and incentive outcomes. The Remuneration Committee's terms of reference are available in the corporate governance section of the company's website and on request from the Company Secretary.
The Remuneration Committee is responsible for all executive remuneration decisions throughout the year, which includes setting financial targets for the annual and long-term incentive plans and the outcomes under these plans. During fiscal 23, the Remuneration Committee also reviewed the Directors' remuneration policy and consulted with Diageo's largest investors in preparation for seeking shareholder approval at the 2023 AGM, as well as the CEO transition arrangements and the death-in-service remuneration arrangements following the sad passing of Sir Ivan Menezes. The Committee considered the remuneration policy and practices in the context of the principles of the Corporate Governance Code, as follows:

Clarity – the Committee engages regularly with executives, shareholders and their representative bodies in order to explain the approach to executive pay;
Simplicity – the purpose, structure and strategic alignment of each element of pay has been laid out in the remuneration policy;
Risk – there is an appropriate mix of fixed and variable pay, and financial and non-financial objectives, and there are robust measures in place to ensure alignment with long-term shareholder interests, including the DLTIP post-vesting retention period, shareholding requirement, bonus deferral into shares and malus and clawback provisions. The Committee also considers the impact on behaviour of both the measures and targets set;
Predictability-the pay opportunity under different performance scenarios is set out on page 170 of this report;
Proportionality – executives are incentivised to achieve stretching targets over annual and three-year performance periods, and the Committee assesses performance holistically at the end of each period, taking into account underlying business performance and the internal and external context. The Committee may exercise discretion to ensure that payouts are appropriate; and
Alignment with culture – non-financial objectives may be incentivised under the individual business objective element of the annual incentive plan and ‘Society 2030: Spirit of Progress‘ (ESG) priorities are incentivised under the long-term incentive plan, which reinforces the company’s purpose and values. The design of remuneration and the measures used, reflect Diageo's culture.

External advisors
During the year ended 30 June 2023, the Remuneration Committee received advice on Directors' remuneration from both Deloitte and FIT. FIT was appointed as the Committee’s new external advisor in October 2022.
The fees paid to Deloitte in fiscal 23 (until the end of their appointment) for advice provided to the Committee were £33,900. The fees paid to FIT in fiscal 23 since their date of appointment were £114,265. All fees were determined on a time and expenses basis.
The Committee is satisfied that FIT's (and previously Deloitte's) engagement partners, and the teams that provide remuneration advice to the Committee, have no connections with Diageo that may impair their independence. The Committee reviewed the potential for conflicts of interest and judged that there were appropriate safeguards against such conflicts. Deloitte provided and continues to provide unrelated services to the company in the areas of immigration and management consultancy. FIT does not provide Diageo with any other services. Deloitte and FIT are founder members of the Remuneration Consultants Group (RCG) which is responsible for developing and maintaining the Code of Conduct for Consultants to Remuneration Committees of UK listed companies. FIT attended Remuneration Committee meetings during the year following their appointment and the Committee is satisfied that the advice it has received has been objective and independent.

Governance (continued)
Statement of voting
The following table summarises the details of votes cast in respect of the resolutions on the Directors’ remuneration policy at the 2020 AGM and the Directors' remuneration report (excluding the policy) at the 2022 AGM.

		For	Against	Total votes cast	Abstentions
Directors’ remuneration policy(1)	Total number of votes	1,644,443,671	121,538,951	1,765,982,622	3,321,427
	Percentage of votes cast	93.12%	6.88%	100%	n/a
Directors' remuneration report (excluding the policy)(2)	Total number of votes	1,612,245,424	88,630,650	1,700,876,074	28,285,201
	Percentage of votes cast	94.79%	5.21%	100%	n/a
(1) As shown on pages 89–94 of the 2020 UK Annual Report
(2) As shown on pages 106–112 and 119-131 of the 2022 UK Annual Report.

Governance (continued)
Directors' remuneration policy
This section of the report sets out the 2023 Directors' remuneration policy which will be put to a binding vote at the AGM on 28 September 2023 and, if approved, will apply with effect from 1 July 2023.
The current policy, which was approved by shareholders in September 2020, can be found on the company’s website at https://www.diageo.com/en/our-business/corporate-governance/remuneration-at-diageo.
The Remuneration Committee discussed the details of the policy over a series of meetings, taking into account the strategic priorities of the business and evolving market practice. An external perspective was provided by the Remuneration Committee’s advisor and the Remuneration Committee Chair engaged with the company’s 20 largest shareholders and their representatives regarding the policy proposals. As referenced in the Remuneration Committee Chair’s letter, the Committee believes the current policy continues to support the business strategy and therefore the new policy being put forward for shareholder approval remains largely the same. The key change from the current policy relates to the increase in post-cessation shareholding requirement which requires 100% of the in-service shareholding requirement (or, if lower, their actual shareholding on cessation) to be held for two years after leaving (from 100% in the first year and 50% in the second year under the current policy). We have improved disclosures by providing more detail on our malus and clawback policy, the shareholding requirements and the enforcement mechanism for the post-cessation shareholding requirements. Some minor editorial changes have also been made.
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
•The Remuneration Committee considers the following parameters when reviewing base salary levels:
◦Pay increases for other employees across the group.
◦Economic conditions and governance trends.
◦The individual’s performance, skills and responsibilities.
◦Base salaries (and total remuneration) at companies of similar size and international scope to Diageo, with roles typically benchmarked against the FTSE 30 excluding financial services companies, or against similar comparator groups in other locations dependent on the Executive Director’s home market as well as global consumer goods companies.

Opportunity
Salary increases will be made in the context of the broader employee pay environment, and will normally be in line with those made to other employees in the relevant markets in which Diageo operates, typically the United Kingdom and the United States, unless there is a change in role or responsibility or other exceptional circumstances.
●	Benefits
Purpose and link to strategy
Provides market-competitive and cost-effective benefits as part of remuneration packages designed to attract and retain the best global talent.
Operation

•The provision of benefits typically depends on the country of residence of the Executive Director and may include but is not limited to a company car or travel allowance, the provision of a contracted car service or equivalent, product allowance, life insurance, accidental death and disability insurance, medical and dental cover, tax support and tax return preparation costs.
•The Remuneration Committee has discretion to offer additional allowances, or benefits, to Executive Directors, if considered appropriate and reasonable. These may include, but are not limited to, relocation expenses, housing allowance and school fees where a Director is asked to relocate from his/her home location as part of their appointment. Where appropriate, for example in relation to relocation benefits, the company may also meet the tax costs associated with the benefit provision.

Opportunity

•The benefits package is set at a level which the Remuneration Committee considers:
◦provides an appropriate level of benefits depending on the role and individual circumstances;
◦is appropriate in the context of the benefits offered to the wider workforce in the relevant market; and
◦is in line with comparable roles in companies of a similar size and complexity in the relevant market.

●	Post-retirement provision
Purpose and link to strategy
Provides competitive post-retirement benefits which are part of remuneration packages designed to attract and retain the best global talent.
Operation
•Provision of market-competitive pension arrangements or a cash alternative based on a percentage of base salary.
Opportunity

•The maximum pension contribution, or cash alternative allowance, for Executive Directors is 14% of salary. The current CEO and CFO receive a pension contribution of 14% of salary, in line with the UK workforce.

Governance (continued)

●	Annual Incentive Plan (AIP)
Purpose and link to strategy

Incentivises delivery of Diageo’s annual financial targets and the achievement of key individual objectives which are chosen to align with the business strategy and create a platform for sustainable longer-term performance. Compulsory deferral of a minimum of one-third of any annual incentive earned into shares for three years promotes longer-term alignment of Executive Directors' interests with shareholders’ interests.

Operation

•Performance measures, weightings and targets are set by the Remuneration Committee. Appropriately stretching targets are set by reference to the operating plan and historical and projected performance for the company and its peer group.
•The level of award is determined with reference to Diageo’s overall financial and strategic performance and individual performance.
•A minimum of one-third of the actual earned bonus payment is normally deferred into a share award (pre-tax deferral) or owned shares (post-tax deferral) under the Deferred Bonus Share Plan, to be held for a minimum period of three years, other than in exceptional circumstances. The remainder of the bonus payment is paid out in cash after the end of the financial year.
•The Remuneration Committee has discretion to adjust the level of payment if it is not deemed to reflect appropriately the individual’s contribution or the overall business performance. Any discretionary adjustments will be detailed in the following year’s annual report on remuneration.
•The Remuneration Committee has discretion to apply malus or clawback to bonus as detailed in the 'Malus and Clawback' section below.
•In the case of pre-tax deferral, notional dividends accrue on deferred bonus share awards, delivered as shares or cash at the discretion of the Remuneration Committee at the end of the vesting period (on post-tax deferral into owned shares, actual dividends are payable).

Opportunity
For threshold performance, up to 50% of salary may be earned, with up to 100% of salary earned for on-target performance and a maximum of 200% of salary payable for outstanding performance. The maximum includes the deferred share element but excludes dividend equivalents payable in respect of deferred share awards.
Performance conditions

Annual incentive plan awards are normally based 70%-100% on financial measures which may include, but are not limited to, measures of sales, profit and cash, and 0%-30% on broader objectives based on strategic goals and/or individual contribution.
The Remuneration Committee has discretion to amend the performance measures in exceptional circumstances if it considers it appropriate to do so, e.g. in cases of accounting policy changes, merger and acquisition activities or disposals. Any such amendments would be fully disclosed and explained in the following year’s annual report on remuneration.

●	Diageo Long-Term Incentive Plan (DLTIP)
Purpose and link to strategy
Provides a long-term incentive to achieve key performance measures which support the company’s strategy, and to align interests with shareholders.
Operation

•An annual grant of performance shares and/or market-price share options which vest subject to a performance test and continued employment, normally over a period of three years.
•Measures and stretching targets are reviewed annually by the Remuneration Committee for each new award.
•The Remuneration Committee has the authority to exercise discretion to adjust the vesting outcome based on its assessment of the overall business performance over the performance period. This may include the consideration of factors such as holistic performance relative to peers, stakeholder outcomes and significant investment projects, for example.
•Following vesting, there is normally a further retention period of two years. Executive Directors are able to exercise an option or sell sufficient shares to cover any tax liability when an award vests, provided they retain the net shares arising for the two-year retention period.
•Notional dividends accrue on performance share awards to the extent that the performance conditions have been met, delivered as shares or cash at the discretion of the Remuneration Committee at the end of the vesting period.
•The Remuneration Committee has discretion to apply malus or clawback to bonus as detailed in the 'Malus and Clawback' section below.

Opportunity

•The maximum annual grants for the Chief Executive and Chief Financial Officer are 500% and 480% of salary in performance share equivalents respectively (where a market-price option is valued at one-third of a performance share). Included within that maximum, no more than 375% of salary will be awarded in face-value terms in options, with the balance awarded in performance shares, to any Executive Director in any year.
•Awards vest at 20% of maximum for threshold performance and 100% of maximum if the performance conditions are met in full. The vesting schedule related to the levels of performance between threshold and maximum, including whether or not this will include an interim stretch performance level, will be determined by the Remuneration Committee on an annual basis and disclosed in the relevant remuneration report for that year. There is a ranking profile for the vesting of the part of the award based on relative total shareholder return, starting at 20% of maximum for achieving the threshold.

Performance conditions

The vesting of awards is linked to a range of measures which may include, but are not limited to:
•a growth measure (e.g. net sales growth, operating profit growth);
•a measure of efficiency (e.g. operating margin, cumulative free cash flow, return on invested capital);
•a measure of Diageo’s performance in relation to its peers (e.g. relative total shareholder return); and
•a measure relating to our ‘Society 2030: Spirit of Progress‘ (environmental, social or governance) priorities.
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

Governance (continued)

Malus and Clawback

Under the AIP and DLTIP, the Remuneration Committee has discretion to apply malus and clawback in the circumstances specified in the applicable malus and clawback policy from time to time in place, for example:
•Material misstatement of results or an error resulting in overpayment.
•Risk failure resulting in material financial loss or any business area being the subject of a regulatory investigation or in breach of regulation.
•Employee misconduct/disciplinary action.
•Employee accountability for material reputational damage to the group which could have been avoided.
•In respect of the application of malus, deterioration in the financial situation of the Group which limits the ability to fund incentive awards.
•Any other matter which, in the reasonable opinion of the Remuneration Committee, is required to be considered to comply with prevailing legal and/or regulatory requirements.
The malus and clawback provisions may be invoked for one year following an AIP cash payment and two years following a DLTIP vesting. Where the Remuneration Committee determines that malus and/or clawback will apply, the Remuneration Committee has discretion to determine the basis of application and the means by which malus and/or clawback will be implemented.
The malus and clawback policy will be reviewed from time to time to ensure that the policy is compliant with any regulatory requirements, such as the NYSE listing rules.

●	All-employee share plans
Purpose and link to strategy
To encourage broader employee share ownership through locally approved plans.
Operation

•The company operates tax-efficient all-employee share acquisition plans in various jurisdictions.
•Executive Directors’ eligibility may depend on their country of residence, tax status and employment company.

Opportunity
•Limits for all-employee share plans are set by the tax authorities. The company may choose to set its own lower limits.
Performance conditions
•Under the UK Share Incentive Plan, the annual award of Freeshares may be based on Diageo plc financial measures which may include, but are not limited to, measures of sales, profit and cash.
●	Shareholding requirement
Purpose and link to strategy
•Ensures alignment between the interests of Executive Directors and shareholders.
Operation

•The minimum in-employment shareholding requirement is 500% of base salary for the Chief Executive and 400% of base salary for any other Executive Directors.
•Executive Directors are normally expected to build up their in-employment shareholding within five years of their appointment to the Board.
•Shares that count towards these minimum shareholding requirements are shares beneficially held by the Executive Director and their connected persons, including Deferred Bonus Share Plan (DBSP) shares within the three-year deferral period, on a net (if post-tax deferral)/notional net (if pre-tax deferral) of tax basis.
•Executive Directors are restricted from selling more than 50% of shares which vest under the long-term incentive plan or deferred bonus share plan (excluding the sale of shares to cover tax on vesting and other exceptional circumstances to be specifically approved by the Chief Executive and/or Chairman), until the shareholding requirement is met.
•In order to provide further long-term alignment with shareholders, Executive Directors will normally be expected to maintain a Diageo shareholding of 100% of the in-employment shareholding requirement (or, if lower, their actual shareholding on cessation) for two years after leaving the company.
•The Executive Directors enter into a deed undertaking to comply with the requirement and committing to hold the required number of shares in a specified nominee account.

●	Chairman of the Board and Non-Executive Directors' fees
Purpose and link to strategy
•Supports the attraction and retention of world-class talent and reflects the value of the individual, their skills and experience.
Operation

•Fees for the Chairman and Non-Executive Directors are normally reviewed every year.
•A proportion of the Chairman’s annual fee may be used for the monthly purchase of Diageo ordinary shares, which have to be retained until the Chairman retires from the company or ceases to be a Director.
•Fees are reviewed in light of market practice in the FTSE 30, excluding financial services companies, and anticipated workload, tasks and potential liabilities.
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
•All Non-Executive Directors have letters of appointment. A summary of their terms and conditions of appointment is available at www.diageo.com. The Chairman of the Board, Javier Ferrán, was re-appointed on 6 October 2022 for a three-year term, terminable on three months’ notice by either party or, if terminated by the company, by payment of three months’ fees in lieu of notice.

Opportunity
•Fees for Non-Executive Directors are within the limits set by the shareholders from time to time, with an aggregate limit of £1,750,000, excluding the Chairman’s fees.

Governance (continued)
Policy considerations
Performance measures
Further details of the performance measures under the fiscal 24 annual incentive plan and measures and targets for DLTIP awards to be made in September 2023, are set out in the annual report on remuneration, on page 195.
Annual incentive targets will be disclosed retrospectively in next year’s annual report on remuneration as they are deemed by the Board to be commercially sensitive until after the end of the fiscal year.
Performance targets are set to be stretching yet achievable, and take into account the company’s strategic priorities and business environment. The Remuneration Committee sets targets based on a range of reference points, including the corporate strategy and broker forecasts for both Diageo and its peers.

Projected total remuneration scenarios
The graphs below illustrate scenarios for the projected total remuneration of Executive Directors at four different levels of performance: minimum, target, maximum, and maximum including assumed share price appreciation of 50%. The impact of potential share price movements is excluded from the other three scenarios. These charts reflect projected remuneration for the year ending 30 June 2024.

Governance (continued)
Basis of calculation and assumptions:
The ‘Minimum’ scenario shows fixed remuneration only, i.e. base salary for the year ending 30 June 2024, value of benefits received in the year ended 30 June 2023, or the projected annual benefit value for year ending 30 June 2024 in the case of the newly appointed CEO, and the pension benefits to be accrued over the year ending 30 June 2024. These are the only elements of the Executive Directors’ remuneration packages that are not subject to performance conditions.

The ‘Target’ scenario shows fixed remuneration as described above, plus a target payout of 50% of the maximum annual incentive and a midpoint payout of 60% of the maximum long-term incentive awards.
The ‘Maximum’ scenario reflects fixed remuneration, plus full payout of annual and long-term incentives.
The ‘Maximum plus share price growth’ scenario reflects fixed remuneration, plus full payout of annual and long-term incentives, including, for the latter, an assumed 50% share price appreciation over the performance period.
For long-term incentives, the awards are treated as though they were granted entirely as performance share awards.
The amounts shown in sterling are converted using the cumulative weighted average exchange rate for the year ended 30 June 2023 of £1 = $1.20.

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
The Remuneration Committee’s overarching principle for recruitment remuneration is to pay no more than is necessary to attract an Executive Director of the calibre required to shape and deliver Diageo’s business strategy, recognising that Diageo competes for talent in a global marketplace. The Committee will seek to align any remuneration package with Diageo’s remuneration policy, but retains the discretion to offer a remuneration package which is necessary to meet the individual circumstances of the recruited Executive Director and to enable the hiring of an individual with the necessary skills and expertise. However, the maximum short-term and long-term incentive opportunity will follow the policy, although awards may be granted with different performance measures and targets in the first year. On appointment of an external Executive Director, the Committee may decide to compensate for variable remuneration elements the individual forfeits when leaving their current employer. In doing so, the Committee will ensure that any such compensation would have a fair value no higher than that of the awards forfeited, and would generally be determined on a comparable basis taking into account factors including the form in which the awards were granted, performance conditions attached, the probability of the awards vesting (e.g. past, current and likely future performance), as well as the vesting schedules. Depending on individual circumstances at the time, the Committee has the discretion to determine the type of award (i.e. cash, shares or options), holding period and whether or not performance conditions would apply.
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

Executive Director	Date of service contract
Debra Crew	28 March 2023
Lavanya Chandrashekar	13 January 2021

Notice period	The contracts provide for a period of six months’ notice by the Executive Director or 12 months’ notice by the company, the same as would apply for any newly-appointed Executive Director. A payment may be made in lieu of notice consisting of a sum equivalent to the base salary which the Executive Director would have received for any notice period outstanding on the date employment ends and the cost to the company of providing contractual benefits for this period (including pension contributions but excluding incentive plans).
If, on the termination date, the Executive Director has exceeded their accrued holiday entitlement, the value of such excess may be deducted by the company from any sums due to them. If the Executive Director, on the termination date, has accrued but untaken holiday entitlement, the company will, at its discretion, either require the Executive Director to take such unused holiday during any notice period or make a payment to them in lieu of it, provided that if the employment is terminated for cause then the Executive Director will not be entitled to any such payment.
Mitigation	The Remuneration Committee requires (or may exercise its discretion to require) a proportion of the termination payment to be paid in instalments and, upon the Executive Director commencing new employment, to be subject to mitigation.
Annual Incentive Plan (AIP)	Where the Executive Director leaves for reasons including retirement, death in service, disability, ill-health, injury, redundancy, transfer out of the group and other circumstances at the Remuneration Committee’s discretion during the financial year, the Executive Director is usually entitled to an incentive payment pro-rated for the period of service during the performance period, which is typically payable at the usual payment date unless the Committee decides otherwise. Where the Executive Director leaves for any other reason, no payment or bonus deferral will be made. The amount is subject to performance measures being met and is at the discretion of the Committee. The Committee has discretion to determine an earlier payment date, for example, on death in service. The bonus may, if the Committee decides, be paid wholly in cash.
2020 Deferred Bonus Share Plan (DBSP)	Where the Executive Director leaves for any reason other than dismissal, they are entitled to retain any deferred bonus shares, which vest in full on departure, subject to any holding requirements under the post-employment shareholding policy. It is not considered necessary for the bonus deferral to continue to apply after leaving, since the bonus is already earned based on performance, and there is a post-employment shareholding requirement that ensures the Executive Director continues to be invested in the company’s longer-term interests. On a takeover, awards vest in full. On other corporate events, the Remuneration Committee may allow awards to vest in full.
Diageo Long-Term Incentive Plan (DLTIP)	Where the Executive Director leaves for reasons including retirement, death in service, disability, ill-health, injury, redundancy, transfer out of the group and other circumstances at the Remuneration Committee’s discretion during the financial year, awards continue in effect. Awards will vest on the original vesting date with the exception of death in service, when awards will vest on the date of death, in each case unless the Remuneration Committee decides otherwise. When an Executive Director leaves for any other reason, all unvested awards generally lapse immediately. The applicable retention period for vested awards continues for all leavers (other than in cases of disability, ill-health or death in service, where the retention period will end on the date of death or leaving employment), unless the Remuneration Committee decides otherwise. Where awards were granted in the form of options, on vesting they are generally exercisable for 12 months (or six months for approved options).
The proportion of the award released depends on the extent to which the performance condition is met. The number of shares is reduced on a pro-rata basis reflecting the length of time the Executive Director was employed by the company during the performance period, unless the Remuneration Committee decides otherwise (for example, in the case of death in service).
Where an Executive Director leaves within one month of the normal vesting date of the award, awards are not time pro-rated, unless the Remuneration Committee decides otherwise.
On a takeover or other corporate event, awards vest subject to the extent to which the performance conditions are met and, unless the Remuneration Committee decides otherwise, the awards are time pro-rated. Otherwise the Committee, in agreement with the new company, may decide that awards should be swapped for awards over shares in the new company.
Repatriation/other	In cases where an Executive Director was recruited from outside the United Kingdom and has been relocated to the United Kingdom as part of their appointment, the company may pay reasonable repatriation costs for leavers at the Remuneration Committee’s discretion. The company may also pay for reasonable costs in relation to the termination, for example, tax, legal and outplacement support, where appropriate.

Governance (continued)
Non-Executive Directors’ unexpired terms of appointment
All Non-Executive Directors are on three-year terms which are expected to be extended up to a total of nine years. The date of initial appointment to the Board and the point at which the current letter of appointment expires for Non-Executive Directors are shown in the table below.

Non-Executive Directors	Date of appointment to the Board	Current letter of appointment expires
Javier Ferrán	22 July 2016	AGM 2025
Susan Kilsby	4 April 2018	AGM 2024
Melissa Bethell	30 June 2020	AGM 2023
Valérie Chapoulaud-Floquet	1 January 2021	AGM 2024
Sir John Manzoni	1 October 2020	AGM 2023
Lady Mendelsohn	1 September 2014	AGM 2023
Alan Stewart	1 September 2014	AGM 2023
Ireena Vittal	2 October 2020	AGM 2023
Karen Blackett	1 June 2022	AGM 2025

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

Approach to stakeholder engagement
Shareholder engagement
The Committee is interested in the views of investors and maintains an ongoing dialogue with a broad group of shareholders and institutional advisors on remuneration matters. In advance of finalising our proposed policy to be approved at the 2023 AGM, the Chair of the Remuneration Committee consulted with the company's largest shareholders and their representatives about the policy and the implementation plan for fiscal 24. The responses received from shareholders were supportive of the proposed change to enhance the post-cessation shareholding requirement, as well as the planned implementation for fiscal 24.

Employee engagement on executive remuneration
The Chairman of the Board led global workforce engagement sessions throughout the year and there were focus group sessions led by other Non-Executive Directors (more information can be found in the corporate governance section on page 137). As part of this engagement, there was a session where the Chairman shared information with employees about executive remuneration, including the Directors' remuneration policy, the role of the Remuneration Committee, executive remuneration principles and structure and how executive pay aligns with pay for the wider workforce.
Diageo also runs annual employee engagement surveys, which gives employees the opportunity to give feedback and express their views on a variety of topics, including remuneration. Any comments relating to Executive Directors' remuneration are fed back to the Remuneration Committee.
These activities ensure that shareholder views and interests, as well as the all-employee reward context at Diageo, are considered when making executive remuneration decisions.
Consideration of wider workforce remuneration
When reviewing Executive Directors’ salaries, the Committee takes into account the company’s salary budgets for key geographies and, each year, the Committee has a session reviewing various aspects of workforce remuneration to deepen its understanding of employee pay arrangements. There is clear alignment in the approach to pay for executives and the wider workforce in the way that remuneration principles are followed, as well as the mechanics of the salary review process and incentive plan design, which are broadly consistent throughout the organisation. The performance measures under the annual incentive plan and long-term incentive plan are the same for executives and other eligible employees. The key differences are that a larger percentage of Executive Directors' remuneration is performance related than that of other employees and salary, benefits and incentive participation levels vary according to role, seniority and business priorities.
When reviewing the Directors’ remuneration policy, the Committee considered the remuneration arrangements for the workforce globally, as well as market practice in the FTSE 30 (excluding financial services) and Diageo’s global consumer peer group. The Chairman also explains the Directors’ remuneration policy to employees and seeks their feedback as part of the workforce engagement sessions, as described above. Given the minimal changes proposed for the 2023 Directors’ remuneration policy, employees were not specifically consulted on this.

Governance (continued)
Annual report on remuneration

The following section provides details of how the company’s 2020 remuneration policy was implemented during the year ended 30 June 2023, and how the Remuneration Committee intends to implement the proposed remuneration policy in the year ending 30 June 2024.

Single total figure of remuneration for Executive Directors
The table below details the Executive Directors’ remuneration for the year ended 30 June 2023.

	Ivan Menezes(1) (2)				Debra Crew(1) (2)				Lavanya Chandrashekar(1)
	2023	2023	2022	2022	2023	2023	2022	2022	2023	2023	2022	2022
	£ '000	$ '000	£ '000	$ '000	£ '000	$ '000	£ '000	$ '000	£ '000	$ '000	£ '000	$ '000
Fixed pay
Salary (3)	£1,403	$1,683	£1,277	$1,699	£105	$126	n/a	n/a	£831	$997	£733	$975
Benefits (4)	£124	$149	£133	$177	£4	$5	n/a	n/a	£53	$63	£429	$571
Pension(5)	£—	$—	£209	$278	£10	$13	n/a	n/a	£110	$133	£103	$138
Total fixed pay(9)	£1,527	$1,832	£1,619	$2,153	£120	$145	n/a	n/a	£993	$1,193	£1,265	$1,684

Performance related pay
Annual incentive(6)	£1,019	$1,223	£2,413	$3,209	£79	$95	n/a	n/a	£603	$723	£1,320	$1,755
Long-term incentives(7)	£8,036	$9,643	£3,312	$4,405	£204	$245	n/a	n/a	£286	$343	£121	$161
Other incentives (8)	£0	$0	£0	$0	£0	$0	n/a	n/a	£3	$4	n/a	n/a
Total variable pay(9)	£9,055	$10,866	£5,724	$7,613	£284	$340	n/a	n/a	£892	$1,070	£1,440	$1,916

Total single figure of remuneration(9)	£10,582	$12,698	£7,343	$9,767	£403	$485	n/a	n/a	£1,885	$2,263	£2,706	$3,599

(1)	Exchange rate	The amounts shown in US dollars are converted to sterling using the cumulative weighted average exchange rate for the respective financial year. For the year ended 30 June 2023, the exchange rate was £1 = $1.20 and for the year ended 30 June 2022, the exchange rate was £1 = $1.33. Ivan Menezes, Debra Crew and Lavanya Chandrashekar are paid in US dollars.
(2)	CEO transition	Ivan Menezes' pay and benefits reflects time served in fiscal 2023 up to and including the date of his death-in-service, which was also his last day of employment (6 June 2023). Debra Crew's pay and benefits reflect the period 5 to 30 June 2023 only, following her appointment as interim CEO on 5 June 2023 and CEO and Executive Director on 8 June 2023.
(3)	Salary	Ivan Menezes' salary figure includes an amount of £42k in respect of untaken annual leave.
(4)	Benefits	The benefits numbers include the gross value of all taxable benefits. For Ivan Menezes, these include medical insurance (£17k), company car allowance (£17k), contracted car service (£19k), tax return preparation (£68k), product allowance, life and long-term disability cover. Debra Crew's benefits for the period 5 to 30 June include flexible benefits allowance (£1.2k), travel allowance (£798), tax return preparation (£1.4k), product allowance and life and long-term disability cover. Lavanya Chandrashekar's benefits include flexible benefits allowance (£20k), travel allowance (£11k), tax return preparation (£14.4k), product allowance and life and long-term disability cover.
(5)	Pension	Pension benefits earned during the year represents the increase in the pension fund balances over the year in the Diageo North America Inc. pension plans over and above the increase due to inflation. Ivan Menezes was a deferred member of the UK Diageo Pension Scheme (DPS) since 31 January 2012 and the pension amount that accrued in excess of inflation over each of 2022 and 2023 under this scheme was nil. Debra Crew started to accrue benefits in the Supplemental Executive Retirement Plan (SERP) from 1 October 2022. Lavanya Chandrashekar started accruing benefits in the SERP from 1 July 2021. The company pension contribution has been 14% of salary from 1 January 2023 for all Executive Directors, aligned to the rate for the UK workforce.	Page 182
(6)	Annual incentive	The performance achieved under the fiscal 23 annual incentive plan resulted in an outcome of 32.5% of maximum for the financial elements of the plan, which represented 80% of the maximum incentive opportunity. Taking account of performance against Individual Business Objectives (IBOs), the annual incentive payout is 37.25% of maximum for Ivan Menezes, 35.38% of maximum for Debra Crew and 36.0% of maximum for Lavanya Chandrashekar. For Debra Crew, the 2023 amount reflects the period 5 to 30 June 2023 (as a proportion of the financial year).
		In accordance with their elections to defer post-tax, one-third of the annual incentive for fiscal 23 shown in the table above for Debra Crew (which relates to the period 5 to 30 June 2023) and Lavanya Chandrashekar will be deferred into owned shares which are held for three years in a nominee account. The annual incentive for Ivan Menezes will be paid entirely in cash, the Committee having exercised discretion to waive the one-third deferral into shares (see page 190 for more details).	Page 176
(7)	Long-term incentives	Long-term incentives represent the estimated gain (based on the average three-month ADR price to 30 June 2023 of $178.52) delivered through share options and performance shares where performance conditions have been met in the respective financial year. It also includes the value of additional shares earned in lieu of dividends on these vested performance shares. For Ivan Menezes, the 2023 long-term incentives amount comprises performance shares and share options awarded in 2020 and vesting at 98.7% and 77.5% of maximum respectively. For Debra Crew, the 2023 amount reflects the period 5 to 30 June (as a proportion of the three-year performance period). The 2020 performance shares and share options were granted before she became an Executive Director, and due to a slightly different vesting schedule for awards granted below the Board, vested at 98.8% and 77.5% of maximum respectively. Lavanya Chandrashekar's 2020 performance share award was also granted before she became an Executive Director and vested at 98.8% of maximum.
Of the 2023 long-term incentive amounts shown in the table above, £2,954k for Ivan Menezes, £67k for Debra Crew and £72k for Lavanya Chandrashekar related to share price appreciation over the fiscal 21 to fiscal 23 performance period.
		For 2022, long-term incentives comprise performance shares and share options awarded in 2019 that vested in September 2022 at 59.3% and 61.5% of maximum respectively for Ivan Menezes and performance shares that vested at 59.8% for Lavanya Chandrashekar, including dividend equivalents on performance shares. 2020 long-term incentive amounts have been restated to reflect the ADR share price on the vesting date of $175.09 instead of the average three-month ADR share price used in last year’s report of $190.22.	Page 178

Governance (continued)

(8)	Other incentives	Other incentives include the grant face value of awards made under the all-employee share plans. Awards do not have performance conditions attached.
(9)	Totals	Some figures and sub-totals add up to slightly different amounts than the totals due to rounding.

Governance (continued)
Looking back on 2023

Annual incentive plan (AIP) payouts for 2023

AIP payout for the year ended 30 June 2023

AIP payouts for all of the Executive Directors serving during the year are based 80% on performance against the group financial measures and 20% on performance against Individual Business Objectives (IBOs), as assessed by the Remuneration Committee and summarised in the table below.

Group financial measures(1)
Measure	Weighting	Threshold	Target	Maximum	Actual	Payout (% of total AIP opportunity)
Payout opportunity (% maximum)		25%	50%	100%
Net sales (% growth)(2)	26.7%	3.5%	6.5%	9.5%	6.5%	13.34%
Operating profit (% growth)(2)	26.7%	2.5%	7.5%	12.5%	7.0%	12.67%
Operating cash conversion(3)	26.7%	95.0%	100.0%	105.0%	93.3%	—
Full year performance for 1 July 2022 - 30 June 2023	80.0%					26.00%

Governance (continued)

Individual business objectives
Measure (IBOs equally weighted) and target	Weighting	Result	Payout (% of total AIP opportunity)
Ivan Menezes Chief Executive	20.00%		11.25%
Global market share performance Grow or hold total trade market share in 2/3rds of total net sales in measured markets.	10.00%	We gained or held total trade market share in markets that total 70% of our net sales in fiscal 23(6)	5.00%
Positive drinking Continued improvement in Positive Drinking in fiscal 23 Educate 809,000 people on the dangers of underage drinking. Progress towards a cumulative total of 1 billion people with dedicated responsible drinking messaging by 2030. Help create a thriving hospitality sector post Covid-19 where responsible drinking is the norm by reaching 19,400 people by the end of fiscal 23 through skills building programmes.	10.00%	Positive drinking targets for fiscal 23 have been exceeded as set out below: By the end of fiscal 23, we had educated just under 2 million people on the dangers of underage drinking, far exceeding the target. The 2030 target of reaching 1 billion people with dedicated responsible drinking messaging has been met several years earlier than planned. Significant achievement with Diageo markets across the world reaching 31,600 people with business and hospitality skills training.	6.25%
Lavanya Chandrashekar Chief Financial Officer	20.00%		10.00%
Global operating margin Deliver Operating Margin in line with fiscal 23 Annual Operating Plan (AOP).	10.00%	Achieved a performance level just below AOP for fiscal 23.	3.75%
Finance Transformation Reduce time taken to set up customers in specified markets, thereby increasing speed to market and supporting growth. Reduce finance organisation costs (people and indirect) by £10 million. Close 80% of audit management action plans on time. Improve Service Level Agreement(SLA) performance by resolving 80% of both critical and high priority incidents within the specified SLA timeframe.	10.00%	There has been over delivery on the finance transformation milestones for fiscal 23 as follows: Delivered a new integrated customer account solution into six markets making customer set up time faster than the target of 10 business days. Delivered finance productivity savings of greater than £18m. Closure of 100% of all audit management actions, where these were required. SLA improvement target exceeded for high priority incidents and just under target for critical incidents.	6.25%

Notes
The AIP payout for Debra Crew is based 80% on performance against the group financial measures as noted in the table at the top of this page and 20% on performance against IBOs. Debra Crew's IBOs for fiscal 23 related to her role as Chief Operating Officer (COO), prior to appointment as CEO late in the financial year following the death in service of Ivan Menezes. The first of two equally weighted IBOs for the COO role (growing or holding total trade market share in 2/3rds of total net shares in measured markets) was aligned to Ivan Menezes's goal and was achieved. Ms Crew's second IBO for the COO role was to grow value market share in North America Total Beverage Alcohol, whilst driving operating margin in line with Annual Operating Plan (AOP) targets and there was satisfactory delivery under this IBO. The resulting overall IBO outcome was 9.38% out of a total of 20%.

Governance (continued)

Payout
	Group (weighted 80%)	IBO (weighted 20%)	Total (% max)	Total (% annual salary)	Total (’000)[4] GBP	Total (’000) USD
Ivan Menezes(4),(5)	26.0%	11.25%	37.25%	69.40%	£1,019	$1,223
Debra Crew(4),(5)	26.0%	9.38%	35.38%	5.40%	£79	$95
Lavanya Chandrashekar(4),(5)	26.0%	10.00%	36.00%	72.00%	£603	$723

(1)     Performance against the AIP measures is calculated using 2023 budgeted exchange rates and is measured on a currency-neutral basis.
(2)     For AIP purposes, Net Sales Value (NSV) growth and Operating Profit (OP) growth are calculated on budgeted currency exchange rates, after adjustments for acquisitions and disposals and incorporates the organic treatment of hyperinflationary economies.
(3)     For AIP purposes, Operating Cash Conversion (OCC) is calculated by dividing cash generated from operations excluding cash inflows/outflows in respect of exceptional items, dividends, maturing inventories and post-employment payments in excess of the amount charged to operating profit by operating profit before depreciation, amortisation, impairment and exceptional items. The measure incorporates the organic treatment of hyperinflationary economies. The ratio is stated at the budgeted exchange rate for the year.
(4)     AIP payments are calculated using base salary as at 30 June 2023, in line with the global policy that applies to other employees across the company. For Ivan Menezes, the payment reflects time employed in fiscal 23 up to and including 6 June 2023. For Debra Crew, the payment disclosed reflects the period 5 to 30 June, covering the period from appointment as interim CEO on 5 June 2023 to the end of the fiscal year and is based on her CEO salary which applied from 5 June 2023.
(5)     In accordance with the 2020 remuneration policy and their individual elections to defer post tax, one-third of Debra Crew's and Lavanya Chandrashekar's after tax AIP payout disclosed in the table above will be deferred into Diageo shares, which will be held for three years in a nominee account. These shares will be acquired in September 2023 and the number of shares will be disclosed in the 2024 remuneration report. The Committee waived the deferral requirement in respect of Ivan Menezes.
(6)     Market share reflects internal estimates incorporating Nielsen, Association of Canadian Distillers, CGA, Dichter and Neira, Frontline, Intage, IRI, ISCAM, NABCA, Scentia, State Monopolies, TRAC, Ipsos and other third-party providers.
(7)     No discretion was exercised by the Remuneration Committee in determining the AIP outcome.

Governance (continued)

Long-term incentive plans (LTIPs) vesting in 2023
Long-term incentive awards are made under the Diageo Long-Term Incentive Plan (DLTIP), which was approved by shareholders at the AGM in September 2014, which will be presented for shareholder renewal at the AGM in September 2023. Awards are designed to incentivise Executive Directors and senior managers to deliver long-term sustainable performance and are subject to performance conditions measured over a three-year period. Awards are granted on an annual basis in both performance shares and share options. Awards granted to Executive Directors vest at 20% of maximum for threshold performance, and 100% of the award will vest if the performance conditions are met in full, with a straight-line payout between threshold and maximum.

Share options – granted in September 2020, vesting in September 2023
In September 2020, Ivan Menezes and Debra Crew (although not an Executive Director at the time of grant) received share option awards over ADRs under the DLTIP, with an exercise price of $133.88. The award was subject to a performance condition assessed over a three-year period based on the achievement of the following equally weighted performance measures:
•Relative total shareholder return (TSR) ranked against the TSR of a peer group of international drinks and consumer goods companies; and
•Cumulative free cash flow (FCF)
The vesting profile for grants to Executive Directors for relative TSR is shown below:

TSR ranking (out of 17)	Vesting (% max)
1st, 2nd or 3rd	100
4th	95
5th	75
6th	65
7th	55
8th	45
9th	20
10th or below	0

TSR peer group (16 companies)
AB Inbev	Heineken	Pernod Ricard
Brown-Forman	Kimberly-Clark	Procter & Gamble
Carlsberg	L'Oréal	Reckitt Benckiser
The Coca-Cola Company	Mondelēz International	Unilever
Colgate-Palmolive	Nestlé
Groupe Danone	PepsiCo

Performance shares – awarded in September 2020, vesting in September 2023
In September 2020, Ivan Menezes, Debra Crew and Lavanya Chandrashekar (Ms Crew and Ms Chandrashekar were not Executive Directors at the time of grant) received performance share awards under the DLTIP. Awards vest after a three-year period subject to the achievement of three performance conditions outlined below:
•Organic Net Sales Value (NSV) growth (weighted 40%);
•Profit Before Exceptional items and Tax (PBET) growth (weighted 40%); and
•ESG measures (water efficiency, carbon reduction, positive drinking & diversity & inclusion) weighted 20%.
Notional dividends accrue on awards and are paid out either in cash or shares on the number of shares which vest.

Governance (continued)
Vesting outcome for 2020 performance share and share option awards in September 2023
The 2020 performance share award vested at 98.7% of maximum for Ivan Menezes and 98.8% of maximum for Debra Crew and Lavanya Chandrashekar. The 2020 share options vested at 77.5% of maximum for Ivan Menezes and Debra Crew, as detailed below:

Vesting of 2020 DLTIP(5)	Weighting	Threshold	Midpoint	Maximum	Actual	Ivan Menezes vesting (% maximum)(5)	Debra Crew vesting (% maximum)(5)(6)	Lavanya Chandrashekar vesting (% maximum)(5)(6)
Vesting if performance achieved (% maximum)		20%/25%	60%/62.5%	100%
Organic net sales growth (NSV)(1)	40%	4.00%	6.000%	8.0%	14.5%	40.0%	40.0%	40.0%
Profit before exceptional items and tax (PBET) growth(2)	40%	4.5%	8.3%	12.0%	16.5%	40.0%	40.0%	40.0%
Carbon reduction (ESG)	5%	0.063	0.103	0.143	0.147	5.0%	5.0%	5.0%
Water efficiency (ESG)	5%	6%	9%	11%	9%	3.7%	3.8%	3.8%
Positive drinking (ESG)	5%	0.75m	1.0m	1.25m	2.2m	5.0%	5.0%	5.0%
Inclusion & diversity - % female leaders globally (ESG)	3%	41%	42%	43%	44%	2.5%	2.5%	2.5%
Inclusion & diversity - % ethnically diverse leaders globally (ESG)	3%	38%	39%	40%	43%	2.5%	2.5%	2.5%
Vesting of performance shares (% maximum)						98.7%	98.8%	98.8%
Cumulative free cash flow (FCF)(3)	50%	£6,200m	£7,200m	£8,200m	£8,404m	50.0%	50.0%	n/a
Relative total shareholder return(4)	50%	9th	–	3rd	7th	27.5%	27.5%	n/a
Vesting of share options (% maximum)						77.5%	77.5%	n/a
(1)    Net Sales Value (NSV) growth is calculated on budgeted currency exchange rates, after adjustments for acquisitions and disposals and incorporates the organic treatment of hyperinflationary economies.
(2)     Profit before exceptionals and tax growth is presented on a constant currency basis and it excludes the impact of acquisitions and disposals. The impact of hyperinflation on operating profit is considered under the same organic methodology as for net sales while the impact on other lines (primarily on finance charges) is excluded. This metric also includes adjustment to exclude the fair value remeasurement of contingent considerations, earn out arrangements and biological assets and to exclude post-employment credits. Furthermore, the metric excluded the interest on current year’s share repurchase program (SRP) and excludes the year-over-year change of M&A related interest.
(3)    Cumulative FCF is based on the outcome for each of the three years within the performance period, measured before exceptional items and on an FX neutral basis by adjusting actual outcomes back to the base year exchange rates, and incorporates the organic treatment of hyperinflationary economies. Furthermore, the cash flow impact of any material business development activities such as share repurchase programmes, acquisitions and disposals, which were not known and planned at the beginning of the vesting period, are excluded from the 3-year performance.
(4)    Relative total shareholder return (TSR) is measured as the percentage growth in Diageo’s share price (assuming all dividends and capital distributions are re-invested) compared to the TSR of a peer group of 16 international drinks and consumer goods companies. TSR calculations are based on an averaging period of 6 months and converted to a common currency (US dollars). Calculation is performed and provided by FIT.
(5)     No discretion was exercised by the Remuneration Committee in determining the long-term incentive outcomes.
(6)    At the time of grant of the 2020 awards, Debra Crew and Lavanya Chandrashekar were not Executive Directors. The vesting schedule for awards granted to executives below the Board has a threshold vesting of 25% of maximum (62.5% at midpoint). Vesting at threshold for awards granted to Executive Directors is 20% of maximum (60.0% at midpoint). No options were granted to Lavanya Chandrashekar in 2020 as she was not on the Executive Committee at the time of grant.

Governance (continued)
Summary of performance share awards and options vesting

	Award	Award Date	Awarded (ADRs)	Vesting (% Max)	Vesting (ADRs)	Option price	ADR price	Dividend equivalent share	Estimated value ($'000)(1)	Estimated value (£'000)
Ivan Menezes	Performance shares	03/09/2020	43,377	98.7%	42,813	—	$179	2,796	$8,142	£6,785
	Share options	03/09/2020	43,377	77.5%	33,617	$133.88	$179	—	$1,501	£1,251
Debra Crew	Performance shares	03/09/2020	1,176(2)	98.8%	1,161		$179	75	$221	£184
	Share options	03/09/2020	714(2)	77.5%	553	$133.88	$179		$25	£21
Lavanya Chandrashekar	Performance shares	03/09/2020	1,827	98.8%	1,805	—	$179	117	$343	£286

(1)     The total long-term incentives value shown in the single figure of remuneration on page 174 is split between performance shares and share options in the table above and is based on an average ADR price for the last three months of the fiscal year ($178.52).
(2)    The value of performance share awards and options awarded and vesting included in the table above for Debra Crew are pro-rata amounts reflecting the period from 5 to 30 June as a proportion of the three-year performance period, as shown in the single figure of remuneration on page 174. The 1,176 pro-rata performance shares awarded comprises 714 performance shares granted under the DLTIP (total award of 30,076 ADRs) and 462 performance shares granted under the DESAP (total award of 19,494 ADRs), which was granted in recognition of equity which was forfeited on joining Diageo. The pro-rata share options number reflects 714 share options granted under the DLTIP (total award of 30,076 ADRs)

In considering the vesting outcome of the 2020 DLTIP awards, the Remuneration Committee was especially cognisant of investor concerns around the potential risk of windfall gains following volatility in global stock markets at the time of grant as a result of the Covid-19 pandemic. The Committee considered a number of factors including share price movement over the performance period (up 26%), Diageo's underlying financial performance, historical award and vesting levels and absolute award value. The Committee noted that the 2020 DLTIP awards were made in September 2020 and, in line with usual Diageo practice, the number of awards granted was determined using a six-month average share price up to 30 June. This helps to smooth out share price volatility and, at $143.63 for the 2020 grants, the price used to calculate the awards was only around 10% lower than the prior year's price. The Committee considered Diageo’s overall business performance and value created for shareholders and other relevant factors over the period and determined that the outcomes were fair and appropriate and made no adjustment to the payouts. It also considered the level of difficulty of the targets set at a time of uncertainty and determined that the vesting outcome was consistent with Diageo's long-term performance and returns to shareholders. Diageo's compound annual growth in net sales and profit over this period have also been at the top end of the global peer group.

Pensions and benefits in the year ended 30 June 2023

Benefits provisions for the Executive Directors are in accordance with the information set out in the Directors’ remuneration policy.

Pension arrangements
Ivan Menezes was a member of the Diageo North America Inc. Supplemental Executive Retirement Plan (SERP), with an accrual rate of 20% of base salary until 1 January 2023 when it was reduced to 14% of base salary, until his date of death of 6 June 2023. Debra Crew and Lavanya Chandrashekar are members of the SERP with an accrual rate of 14% of base salary respectively during the year ended 30 June 2023. The SERP is an unfunded, non-qualified supplemental retirement programme. Under the plan, accrued company contributions are subject to quarterly interest credits. Under the rules of the SERP, Debra Crew and Lavanya Chandrashekar can withdraw the balance of the plan six months after leaving service or age 55, if later and the balance may be withdrawn in either a lump sum or five equal annual instalments, depending on the size of the balance.

Ivan Menezes, Debra Crew and Lavanya Chandrashekar participated in the US Cash Balance Plan and the Benefit Supplemental Plan (BSP), until August 2012, 30 September 2022 and June 2021 respectively, and have accrued benefits under both plans. The Cash Balance Plan is a qualified funded pension arrangement. Employer contributions were 10% of pay capped at the Internal Revenue Service (IRS) limit. The BSP is a non-qualified unfunded arrangement; notional employer contributions were 10% of pay above the IRS limit. Interest (notional for the BSP) is credited quarterly on both plans.

Ivan Menezes was also a member of the Diageo Pension Scheme (DPS) in the United Kingdom between 1 February 1997 and 30 November 1999. The accrual of pensionable service ceased in 1999 but the linkage to salary remained until January 2012.

Upon death in service on 6 June 2023, a life insurance benefit of $3 million became payable by the insurance provider for Ivan Menezes. In the event of death in service, a lump sum of six times base salary is payable to Debra Crew and Lavanya Chandrashekar.

Governance (continued)
The table below shows the pension benefits accrued by each Executive Director as at year end (or to 6 June 2023 in the case of Ivan Menezes). The accrued United Kingdom benefits for Ivan Menezes are annual pension amounts, whereas the accrued US benefits for Ivan Menezes, Debra Crew and Lavanya Chandrashekar are one-off cash balance amounts.

	30 June 2023		30 June 2022
Executive Director	UK pension £'000 p.a.	US benefit £'000	UK pension £'000 p.a.	US benefit £'000
Ivan Menezes(1)	75	9,563	75	9,251
Debra Crew(2)	Nil	761	Nil	761
Lavanya Chandrashekar(3)	Nil	413	Nil	302
(1)    Ivan Menezes' US benefits are higher at 6 June 2023 than at 30 June 2022 by £312k. £452k of which is due to pension benefits earned over the year (none of which is over and above the increase due to inflation – as reported in the single figure of remuneration, see page 139). £103k of which is due to interest earned on his deferred US benefits until his death in service and a reduction of (£243k) which is due to exchange rate movements over the year.
(2)     Debra Crew's US benefits are the same at 30 June 2023 than at the date of her appointment to interim CEO and Executive Director and CEO. The breakdown of this relates to £10k of which is due to pension benefits earned over the year (all of which is over and above the increase due to inflation – as reported in the single figure of remuneration, see page 174), £1k of which is due to interest earned on her deferred US benefits over the year and a reduction of (£11k) of which is due to exchange rate movements over the year.
(3) Lavanya Chandrashekar's US benefits are higher at 30 June 2023 than at 30 June 2022 by £111k. The breakdown of this relates to £122k of which is due to pension benefits earned over the year (£110k of which is over and above the increase due to inflation – as reported in the single figure of remuneration, see page 174), £7k of which is due to interest earned on her deferred US benefits over the year and a reduction of (£18k) of which is due to exchange rate movements over the year.

The Normal Retirement Age applicable to each Director’s benefits depends on the pension scheme, as outlined below.

Executive Director	UK benefits (DPS)	US benefits (Cash Balance Plan)	US benefits (BSP)	US benefits (SERP)
Ivan Menezes	60	65	6 months after leaving service	6 months after leaving service
Debra Crew	n/a	65	6 months after leaving service, or age 55 if later	6 months after leaving service, or age 55 if later
Lavanya Chandrashekar	n/a	65	6 months after leaving service, or age 55 if later	6 months after leaving service, or age 55 if later

Long-term incentive awards made during the year ended 30 June 2023

On 3 September 2022, Ivan Menezes, Debra Crew and Lavanya Chandrashekar received awards of performance shares and market-priced share options under the DLTIP based on a percentage of base salary as outlined below. Ms Crew was not an Executive Director at the time of grant. The three-year period over which performance will be measured is 1 July 2022 to 30 June 2025.
The performance measures and targets for awards made in September 2022 are outlined below. Net sales and profit before exceptional items and tax are key levers for driving top and bottom line growth. The free cash flow measure was selected because it represents a robust measure of cash performance consistent with typical external practice and is a key strategic priority. Total shareholder return, the only relative performance measure under the plan, provides good alignment with shareholder interests and increases the leverage based on share price growth. Finally, the environmental, social and governance (ESG) measure (20% of total performance share award), which was introduced in 2020, reinforces the stretching and strategically important goals under the ‘Society 2030: Spirit of Progress’ ambition, Diageo’s 10-year action plan to help create an inclusive and sustainable world. The definition of the ESG measures was set out on page 163 of the annual remuneration report for fiscal 22.

	Performance shares							Share options
2022 DLTIP	Organic net sales growth	Organic profit before exceptional items and tax growth	Reduction in greenhouse gas emission	Water efficiency	Changed attitudes on dangers of underage drinking	% Female leaders	% Ethnically diverse leaders	Cumulative free cash flow(1)	Relative TSR
Weighting	40%	40%	5%	5%	5%	2.5%	2.5%	50%	50%
Target range	4.5% - 8.5%	5% - 12%	10.7% - 17.6%	6.3% - 12.1%	2.6m - 4.0m	45% - 47%	42% - 44%	$10,175m - $12,569m	Median - upper quintile

1.The cumulative free cash flow (FCF) targets have been restated in USD following the change in reporting currency from fiscal 24 onwards (original GBP target range was £7,650m - £9,450m). More details can be found on page 41.
20% (25% for Ms Crew as the awards were made before she became an Executive Director) of DLTIP awards will vest at threshold, with vesting in a straight line up to 100% if the maximum level of performance is achieved. As explained in the remuneration policy, one performance share is deemed equal in value at grant to three share options.

Governance (continued)

Executive Director	Date of grant	Plan	Share type	Awards made during the year	Exercise price	Face value $'000	Face value (% of salary)
Ivan Menezes	02/09/2022	DLTIP - share options	ADR	33,845	$176.95	$6,610	375%
Ivan Menezes	02/09/2022	DLTIP - performance shares	ADR	33,845	—	$6,610	375%
Debra Crew	02/09/2022	DLTIP - share options	ADR	26,629	$176.95	$5,200	360%
Debra Crew	02/09/2022	DLTIP - performance shares	ADR	26,629	$0.00	$5,200	360%
Lavanya Chandrashekar	02/09/2022	DLTIP - share options	ADR	18,512	$176.95	$3,615	360%
Lavanya Chandrashekar	02/09/2022	DLTIP - performance shares	ADR	18,512	—	$3,615	360%

The proportion of the awards outlined above that will vest is dependent on the achievement of performance conditions and continued employment, and the actual value received may be nil. The vesting outcomes will be disclosed in the 2025 annual remuneration report.

In accordance with the plan rules, the number of performance shares and share options granted under the DLTIP was calculated by using the average closing ADR price for the last six months of the preceding financial year ($195.29). This price is used to determine the face value in the table above. In accordance with the plan rules, the exercise price was calculated using the average closing ADR price of the three days preceding the grant date ($176.95).

Governance (continued)
Outstanding share plan interests

Plan name	Date of award	Performance period	Year of vesting	Award calculation share price	Exercise price	Number of shares/options at 30 June 2022 (1)	Granted	Vested/exercised	Dividend equivalent Shares released	Lapsed	Number of shares/options at 30 June 2023	Share type
Ivan Menezes
DLTIP – share options(3)	Sep 2017	2017-2020	2020		$134.06	14,098					14,098	ADR
DLTIP – share options(3)	Sep 2018	2018-2021	2021		$140.89	4,284					4,284	ADR
DLTIP – share options(3)	Sep 2019	2019-2022	2022		$170.28	38,827				14,949	23,878	ADR
Total vested but unexercised share options in Ordinary shares(2)											169,040	ORD
DLTIP - share options(4) (5) (9)	Sep 2020	2020-2023	2023		$133.88	43,377					43,377	ADR
DLTIP – share options(6) (9) (11)	Sep 2021	2021-2024	2024		$194.75	36,675				12,248	24,427	ADR
DLTIP - share options(7) (9) (11)	Sep 2022	2022-2025	2025		$176.95		33,845			22,574	11,271	ADR
Total unvested share options subject to performance in Ordinary shares(2)											316,300	ORD
DLTIP - performance shares	Sep 2019	2019-2022	2022	$160.46		38,827		23,024	1,476	15,803	0	ADR
DLTIP - performance shares(4) (5) (9)	Sep 2020	2020-2023	2023	$143.63		43,377					43,377	ADR
DLTIP - performance shares(6) (9)	Sep 2021	2021-2024	2024	$174.97		36,675				12,248	24,427	ADR
DLTIP - performance shares(7) (9)	Sep 2022	2022-2025	2025	$195.29			33,845			22,574	11,271	ADR
Total unvested shares subject to performance in Ordinary shares(2)											316,300	ORD
Debra Crew
DLTIP - share options(4) (5)	Sep 2020	2020-2023	2023		$133.88	30,076					30,076	ADR
DLTIP – share options(6) (11)	Sep 2021	2021-2024	2024		$194.75	27,019					27,019	ADR
DLTIP - share options(7) (11)	Sep 2022	2022-2025	2025		$176.95		26,629				26,629	ADR
Total unvested share options subject to performance in Ordinary shares(2)											334,896	ORD
DLTIP - performance shares(4) (5)	Sep 2020	2020-2023	2023	$143.63		30,076					30,076	ADR
DLTIP - performance shares(6)	Sep 2021	2021-2024	2024	$174.97		27,019					27,019	ADR
DLTIP - performance shares(7)	Sep 2022	2022-2025	2025	$195.29			26,629				26,629	ADR
DESAP - performance shares(4)(5)(8)	Sep 2020	2020-2023	2023	$143.63		19,494					19,494	ADR
DESAP - performance shares(8)	Mar 2022	2023-2025	2026	$197.06		8,796					8,796	ADR
DESAP - performance shares(8)	Mar 2022	2024-2026	2027	$197.06		8,930					8,930	ADR
DESAP - performance shares(8)	Mar 2022	2025-2027	2028	$197.06		8,930					8,930	ADR
Total unvested shares subject to performance in Ordinary shares(2)											519,496	ORD
DESAP – restricted stock units (8)	Mar 2022		2027	$197.06		8,796					8,796	ADR
DESAP – restricted stock units (8)	Mar 2022		2028	$197.06		8,930					8,930	ADR
DESAP – restricted stock units (8)	Mar 2022		2029	$197.06		8,930					8,930	ADR
Total unvested shares not subject to performance in Ordinary shares(2), (8)											106,624	ORD
Lavanya Chandrashekar
DLTIP – share options(3)	Sep 2018	2018-2021	2021		$140.89	3,832					3,832	ADR
DLTIP – share options(3)	Sep 2018	2018-2021	2021		$140.89	1,064					1,064	ADR
Total vested but unexercised share options in Ordinary shares(2)											19,584	ORD
DLTIP – share options(6) (11)	Sep 2021	2021-2024	2024		$194.75	20,060					20,060	ADR
DLTIP – share options(7) (11)	Sep 2022	2022-2025	2025		$176.95		18,512				18,512	ADR
Total unvested share options subject to performance in Ordinary shares(2)											154,288	ORD
DLTIP – performance shares	Sep 2019	2019-2022	2022	$160.46		1,444		863	55	581	—	ADR
DLTIP – performance shares(4) (5)	Sep 2020	2020-2023	2023	$143.63		1,827					1,827	ADR
DLTIP – performance shares(6)	Sep 2021	2021-2024	2024	$174.97		20,060					20,060	ADR
DLTIP – performance shares(7)	Sep 2022	2022-2025	2025	$195.29			18,512				18,512	ADR
Total unvested shares subject to performance in Ordinary shares(2)											161,596	ORD
DLTIP – restricted stock units (10)	Sep 2019	2019-2022	2022	$160.46		1,567		1,567	1,567		—	ADR
DLTIP – restricted stock units (10)	Sep 2020	2020-2023	2023	$143.63		2,635					2,635	ADR
Total unvested shares not subject to performance in Ordinary shares(2),(10)											10,540	ORD
1)     For unvested awards, this is the number of shares/options initially awarded. For exercisable share options, this is the number of outstanding options. All share options have an expiry date of 10 years after the date of grant.
2)     ADRs have been converted to ORDs (one ADR is equivalent to four ordinary shares) for the purpose of calculating the total number of vested and unvested shares and options.
3)     The total number of share options granted under the DLTIP in September 2017, 2018 and 2019 showing as outstanding as at 30 June 2023 are vested but unexercised share options.
(4)    Performance shares and share options granted under the DLTIP in September 2020 and due to vest in September 2023 are included here as unvested share awards subject to performance conditions, although the awards have also been included in the single figure of remuneration table on page 174, since the performance period ended during the year ended 30 June 2023.
(5) Details of the performance conditions attached to DLTIP and DESAP awards of performance shares and share options granted in 2020 are organic net sales growth (4%-8%), organic growth in profit before exceptional items and tax (4.5%-12%), reduction in greenhouse gas emissions (6.3% - 14.3%), improvement in water

Governance (continued)
efficiency (5.8%-11.2%), changing attitudes on dangers of underage drinking (0.75m-1.25m), % of female leaders (41%-43%), % of ethnically diverse leaders (38%-40%), cumulative free cash flow (£6,200m-£8,200m) and relative total shareholder return (median-upper quintile).
(6) Details of the performance conditions attached to DLTIP awards of performance shares and share options granted in 2021 are organic net sales growth (5%-9%), organic growth in profit before exceptional items and tax (6.5%-13.5%), reduction in greenhouse gas emissions (19.1%-27.1%), improvement in water efficiency (6.3%-12.1%), changing attitudes on dangers of underage drinking (2.3m-3.7m), % of female leaders (44%-46%), % of ethnically diverse leaders (39%-41%), cumulative free cash flow ($10,058m-$12,488m) and relative total shareholder return (median-upper quintile).
(7) Details of the performance conditions attached to DLTIP awards of performance shares and share options granted in 2022 are organic net sales growth (4.5%-8.5%), organic growth in profit before exceptional items and tax (5.0%-12.0%), reduction in greenhouse gas emissions (10.7%-17.6%), improvement in water efficiency (6.3%-12.1%), changing attitudes on dangers of underage drinking (2.6m-4.0m), % of female leaders (45%-47%), % ethnically diverse leaders (42%-44%), cumulative free cash flow ($10,175m-$12,569m) and relative total shareholder return (median-upper quintile).
(8) The performance shares awarded to Debra Crew in 2020 under the Diageo Exceptional Stock Award Plan (DESAP) were granted in recognition of equity which was forfeited on joining Diageo in 2020 and have the same performance measures and targets as the 2020 DLTIP performance shares (see footnote 5). Debra Crew was granted a number of performance shares and restricted stock units under the DESAP in March 2022 for incentive and retention purposes. The DESAP performance shares will vest based on a performance hurdle of winning or holding market share in at least 2/3rs of total NSV in measured markets over the respective three-year performance periods (F23-F25 for awards due to vest in September 2026, F24-F26 for awards due to vest in September 2027 and F25-F27 for awards due to vest in September 2028). The DESAP restricted stock units vest subject to continued employment up to the vesting date.
(9) In accordance with the policy and plan rules treatment on death-in-service, the 2020, 2021 and 2022 awards for Ivan Menezes vested early on 2 August 2023 based on an assessment of performance as at 30 June 2023. Further information can be found on page 190.
(10) Lavanya Chandrashekar was granted a number of restricted stock units prior to her appointment as CFO and joining the Board.
(11) The Free Cash Flow (FCF) performance targets for both the 2021 and 2022 DLTIP awards have been restated in USD following the change in functional currency. More details can be found on page 41.

Governance (continued)

Directors’ shareholding requirements and share and other interests

The beneficial interests of the Directors who held office during the year ended 30 June 2023 (and their connected persons) in the ordinary shares (or ordinary share equivalents) of the company are shown in the table below.

	Ordinary shares or equivalent(1),(2)
	26 July 2023	30 June 2023 (or date of cessation, if earlier)(or date of departure, if earlier)	30 June 2022 (or date of appointment if later)	Shareholding requirement (% salary)(3)	Shareholding at 25 July 2023 (% salary)(3)	Shareholding requirement met
Chairman
Javier Ferrán(7)	310,720	310,468	307,288
Executive Directors
Ivan Menezes(4),(7)	1,141,234	1,141,234	1,078,566	500%	2,728%	Yes
Debra Crew(7),(8)	260	260	n/a	500%	1%	No - to be met by June 2028
Lavanya Chandrashekar (5),(6),(7)	11,113	11,109	6,228	400%	47%	No - to be met by July 2026
Non-Executive Directors
Susan Kilsby(7)	2,600	2,600	2,600
Melissa Bethell	2,668	2,668	26.68
Valérie Chapoulaud-Floquet	2,098	2,098	2,055
Sir John Manzoni	2,929	2,929	2,870
Lady Nicola Mendelsohn	5,000	5,000	5,000
Alan Stewart	7,269	7,269	7,120
Ireena Vittal	—	—	—
Karen Blackett	—	—	—

Notes
(1)     Each person listed beneficially owns less than 1% of Diageo’s ordinary shares. Ordinary shares held by Directors have the same voting rights as all other ordinary shares.
(2)     Any change in shareholding between the end of the financial year on 30 June 2023 and the last practicable date before publication of this report, being 26 July 2023, is outlined in the table above.
(3)     Both the shareholding requirement and shareholding at 26 July 2023 are expressed as a percentage of base salary on 30 June 2023 and calculated using a three-month average share price for period ending 30 June 2023 of £35.11.
(4)     In addition to the number of shares reported in the table above, Ivan Menezes' estate holds 169,040 vested but unexercised share options.
(5)     Lavanya Chandrashekar's 2022 Deferred Bonus Plan Shares (1,698 ADRs) are included in the total share interests shown above.
(6)     In addition to the number of shares reported in the table above, Lavanya Chandrashekar holds 19,584 vested but unexercised share options.
(7)     Javier Ferrán, Ivan Menezes, Debra Crew, Lavanya Chandrashekar and Susan Kilsby have share interests in ADRs (one ADR is equivalent to four ordinary shares). The share interests in the table are stated as ordinary share equivalents.
(8)    Debra Crew joined Diageo in 2020 and her first tranche of Diageo share awards will vest in September 2023.

Governance (continued)
Relative importance of spend on pay
The graphs below illustrate the relative importance of spend on pay (total remuneration of all group employees) compared with distributions to shareholders (total dividends plus the share buyback programme but excluding transaction costs), and the percentage change from the year ended 30 June 2022 to the year ended 30 June 2023. There are no other significant distributions or payments of profit or cash flow

Distributions to shareholders
(21.5)%
Staff pay
1.9%

CEO total remuneration and TSR performance
The graph below shows the total shareholder return for Diageo plc and the FTSE 100 Index since 30 June 2013 and demonstrates the relationship between pay and performance for the Chief Executive, using current and previously published single total remuneration figures. The FTSE 100 Index has been chosen because it is a widely recognised performance benchmark for large companies in the United Kingdom.

	Ivan Menezes(1) £'000 F14	Ivan Menezes(1) £'000 F15	Ivan Menezes(1) £'000 F16	Ivan Menezes(1) £'000 F17	Ivan Menezes[1] £'000 F18	Ivan Menezes(1) £'000 F19	Ivan Menezes(1) £'000 F20	Ivan Menezes(1) £'000 F21	Ivan Menezes(1) £'000 F22	Ivan Menezes(1) £'000 F23	Debra Crew(1) £'000 F23
Chief Executive total remuneration (includes legacy DLTIP awards)	7,312	3,888	4,156	3,399	8,995	11,776	2,273	6,019	7,343	10,582	403
Annual incentive(2)	9%	44%	65%	68%	70%	61%	0.0%	94%	93.75%	37.25%	35.38%
Share options(2)	71%	0%	0%	0%	60%	73%	27.5%	10.0%	61.5%	77.5%	77.5%
Performance shares(2)	55%	33%	31%	0%	70%	89%	10.0%	29.3%	59.3%	98.7%	98.8%
1)     To enable comparison, Ivan Menezes’ and Debra Crew's single total figure of remuneration has been converted into sterling using the average weighted exchange rate for the relevant financial year. The figure represented in the graph for fiscal 23 is the combined single figure total for Ivan Menezes and Debra Crew.
(2)     % of total maximum opportunity.

Governance (continued)

Remuneration for the wider workforce and CEO pay ratio
Alignment of Executive pay with the wider workforce
There is clear alignment in the approach to pay for executives and the wider workforce in the way that remuneration principles are followed, as well as the mechanics of the salary review process and incentive plan design, which are broadly consistent throughout the organisation. There is a strong focus on performance-related pay, and the performance measures under the annual incentive plan and long-term incentive plan are the same for executives and other eligible employees. The reward package for Executive Directors is consistent with that of the senior management population, however, a much higher proportion of total remuneration for the Executive Directors is linked to business performance, compared to the rest of the employee population. The Chairman also explains the Directors' remuneration policy to employees and seeks their feedback as part of the workforce engagement sessions.
The structure of our reward packages is based on the principle that it should enable Diageo to attract and retain the best talent globally within our broader industry. It is driven by local market practice, as well as the level of seniority and accountability, reflecting the global nature of our business. Diageo is committed to fostering an inclusive and diverse workplace, and creating a culture where every individual can thrive. Reflective of this, pay parity and consistency of treatment for all employees are critical to the reward practices across the organisation. The reward framework is regularly reviewed to ensure employees are rewarded fairly and appropriately, in line with the business strategy, performance outcomes, competitive paid market practice and our diversity agenda.

During the year, the Chairman explained the directors' remuneration policy and alignment with wider workforce pay to employees as part of the workforce engagement sessions.

Remuneration Committee review of wider workforce pay
Each year, the Remuneration Committee has a detailed session reviewing wider workforce remuneration. In fiscal 23, the review focussed on the prior year’s annual reward cycle outcomes, including improvements made to base pay competitive positions, the level of differentiation across our reward programmes, gender pay equity analysis, how cost-of-living challenges were addressed and how we have used reward structures to attract talent in key skills areas. The all-employee reward priorities for the coming year were also reviewed by the Committee. Information on wider workforce reward is also provided as required throughout the year to enable the Committee to consider the broader employee context when making executive remuneration decisions, for example the annual salary increase budgets by country.

Supporting our employees
We continue to focus on all aspects of the wellbeing of our employees. Early in fiscal 2023, we made a one-time recognition payment of £1,000 gross (capped at 15% of local equivalent annual salary) to thank employees for their ongoing efforts and support them with the rising cost of living in many locations. Since then, the Executive Committee has continued to monitor the cost-of-living in all our geographies using a formal monitoring process and has implemented actions as required, for example off-cycle salary increases in 16 high-inflation geographies. We have also provided financial education to all employees to support them in managing their personal finances more effectively.
Other reward based initiatives include the roll out of a new recognition platform into North America and the UK, with more regions planned for fiscal 24. We have deployed global support for menopause, including a global app for employees.
We continue to innovate with market leading benefit policies that support and demonstrate our commitment to diversity and inclusion, including increasing the provision of fertility support and personal counselling. We have continued to evolve our flexible working policy, creating guidelines to empower employees and leaders to decide how, when and where they create their best work, making sure our people consider what works best for the individual's and team's success.
The renewed focus on our employee assistance programmes continued with the deployment of a global mental health online tool in November 2022. This enables employees to proactively manage their mental health and covers key topics like sleep, diet, relationships and managing stress. To date the tool has been downloaded by over 4.7k employees, which is 19% of the global population.

CEO pay ratio
In accordance with The Companies (Miscellaneous Reporting) Regulations 2018, the table below sets out Diageo’s CEO pay ratios for the year ended 30 June 2023. These CEO pay ratios provide a comparison of the Chief Executive’s total remuneration, comprising the sum of both Ivan Menezes and Debra Crew's total single figure of remuneration, converted into sterling, with the equivalent remuneration for the employees paid at the 25th (P25), 50th (P50) and 75th (P75) percentile of Diageo’s workforce in the United Kingdom. Also shown are the salary and total remuneration for each quartile employee.

Governance (continued)

Year	Method	25th percentile pay ratio	Median pay ratio	75th percentile pay ratio
2023	Option A(2)	232:1	178:1	137:1
2023	Total pay and benefits	£47,295	£61,733	£80,159
2023	Salary	£33,137	£44,398	£54,679
2022 (1)	Option A(2)	146:1	114:1	90:1
2021	Option A(2)	127:1	100:1	79:1
2020	Option A(2)	50:1	38:1	31:1
2019	Option A(2)	265:1	208:1	166:1
(1)     2022 CEO pay ratios have been updated to reflect the value of the updated 2022 single figure which incorporates long-term incentives based on the actual share price at vesting, rather than the average share price in the last three months of the financial year which had been used for the 2022 disclosure.
(2)     Only people employed in the United Kingdom and with the same number of contractual working hours throughout the full 12-month period have been included in the calculation. Inclusion of employees outside of this group would require a complex simulation of full-time annual remuneration based on a number of assumptions and would not have a meaningful impact on the ratio.

Methodology
Consistent with the approach for Diageo’s disclosure in previous years, the methodology used to identify the employees at each quartile for 2023 is Option A, as defined in the regulations. We believe this is the most robust and accurate approach, and is in line with shareholder expectations.
Total full-time equivalent remuneration for employees reflects all pay and benefits received by an individual in respect of the relevant year and has, other than where noted below, been calculated in line with the methodology for the ‘single figure of remuneration’ for the Chief Executive (shown on page 174 of this report). The total remuneration calculations were based on data as at 30 June 2023. Actual remuneration was converted into the full-time equivalent for the role and location by pro-rating earnings to reflect full-time contractual working hours and these figures were then ranked to identify the employees sitting at the percentiles. To ensure that the total remuneration for the selected median, 25th and 75th percentile employee is sufficiently representative of those positions, we calculated the total remuneration for a number of employees above and below each of the selected median, 25th and 75th percentile UK employees and used the median value. In light of financial performance outcomes being signed off close to the publication of the Annual Report, the Diageo Group business multiple, which is applicable to the majority of UK employees, has been used to calculate all payments under the annual incentive, although some employees may receive a variation on this multiple in practice. Pension values for each employee are not calculated on an actuarial basis as for the Chief Executive, but rather as the notional cost of the company’s pension contribution during the financial year, according to the relevant section of the pension scheme for each individual. This approach allows meaningful data for a large group of people to be obtained in a more efficient way.

Points to note for the year ended 30 June 2023
Diageo has delivered a strong set of results for fiscal 23 during a period of volatility, however payouts under the annual incentive plan both for Diageo’s Chief Executive and the wider UK workforce are lower than the prior two years which saw double digit growth in organic net sales and operating profit. The annual incentive plan outcome is directly linked to awards made under the Freeshares scheme, which all UK employees are eligible to participate in. The median remuneration and resulting pay ratio for 2023 are consistent with the pay and progression policies for Diageo’s UK employees as a whole and reflect the impact of performance-related pay on total remuneration for the year. As the Chief Executive has a larger proportion of their total remuneration linked to business performance than other employees in the UK workforce, the ratio has increased versus last year due to a significantly higher performance outcome under the 2020 long-term incentives which vested this year, compared to the 2019 awards which vested last year which has more than made up for the lower bonus outcome this year and resulted in a higher value used for the Chief Executive's remuneration. However, total remuneration for employees is reduced by the lower bonus outcome for fiscal 23 relative to fiscal 22.

Governance (continued)
Change in pay for Directors compared to wider workforce
The table below shows the percentage change in Directors’ remuneration and average remuneration of employees on an annual basis. Given the small size of Diageo plc’s workforce, data for all employees of the group has also been included.

	2023			2022			2021			2020
	Salary	Bonus	Benefits	Salary	Bonus	Benefits	Salary	Bonus	Benefits	Salary	Bonus	Benefits
Plc employee average(1)	9.0%	(61.3%)	(7.2%)	11.1%	25.8%	10.5%	5.1%	N/A(5)	38.8%	7.5%	(100.0%)	9.0%
Average global employee(2)	12.9%	(41.6%)	17.0%	6.4%	38.4%	11.7%	—	278.8%	12.6%	5.3%	(67.8)	6.9%
Executive Directors(3)
Ivan Menezes(6)	—	—	—	2.3%	4.4%	59.5%	0.7%	N/A(5)	-10.7%	2.7%	-100.0%	0.8%
Debra Crew(5)	N/A(5)	N/A(5)	N/A(5)	N/A(5)	N/A(5)	N/A(5)	N/A(5)	N/A(5)	N/A(5)	N/A(5)	N/A(5)	N/A(5)
Lavanya Chandrashekar	2.3%	(58.8%)	(89.4%)	N/A(5)	N/A(5)	N/A(5)	N/A(5)	N/A(5)	N/A(5)	N/A(5)	N/A(5)	N/A(5)
Non-Executive Directors(4)
Melissa Bethell (7)	3.0%	—	10.1%	2.3%	—	16.0%	N/A(5)	—	—	—	—	—
Karen Blackett (5)	N/A(5)	—	N/A(5)	N/A(5)	—	N/A(5)	—	—	—	—	—	—
Valérie Chapoulaud-Floquet (7)	3.0%	—	108.5%	—	—	—	N/A(5)	—	—	—	—	—
Javier Ferrán (Chairman)	2.3%	—	(22.4%)	8.3%	—	28.8%	0.0%	—	0.0%	0.0%	—	0.0%
Susan Kilsby (7)	2.6%	—	125.7%	3.8%	—	300.0%	9.6%	—	(87.7%)	37.3%	—	68.9%
Sir John Manzoni (7)	3.0%	—	20.0%	—	—	—	—	—	—	—	—	—
Lady Mendelsohn	3.0%	—	0.0%	2.3%	—	0.0%	3.2%	—	0.0%	3.3%	—	0.0%
Alan Stewart	3.2%	—	0.0%	4.7%	—	0.0%	2.4%	—	0.0%	2.5%	—	0.0%
Ireena Vittal (7)	3.0%	—	734.0%	—	—	—	—	—	0.0%	—	—	0.0%
(1) Around 60 UK-based employees are employed by Diageo plc. Their remuneration has been calculated in line with the approach used for the CEO pay-ratio calculation and the average year-on-year change has been reported. Only those employed during the full financial year have been included in calculations.
(2) Calculated by dividing staff cost related to salaries, bonus and benefits by the average number of employees on a full-time equivalent basis, as disclosed in note 3c to the financial statements under staff costs and average number of employees on page 211, but reduced to account for the inclusion of Executive Directors in reported figures. The salary, bonus and benefits cost data used for calculation are subsets of the Wages and salaries figure disclosed in this note. The salary data used for this calculation has been adjusted to exclude costs related to severance payments which are included in staff costs, and last year’s disclosure has been updated in line with this for consistency. In line with the approach for Directors, the bonus values used for the calculation reflect the bonus earned in relation to performance during the relevant financial year.
(3) Calculated using the data from the single figure table in the annual report on remuneration (page 174) in US dollars, reflecting payment currency for Ivan Menezes, Debra Crew and Lavanya Chandrashekar.
(4) Calculated using the fees and taxable benefits disclosed under Non-Executive Directors’ remuneration in the table on page 192. Taxable benefits for Non-Executive Directors comprise a product allowance as well as expense reimbursements relating to attendance at Board meetings, which may vary year-on-yea
(5) N/A refers to a nil value in the previous year or an incomplete prior year, meaning that the year-on-year change cannot be calculated.
(6) The year-on-year percentage change for Ivan Menezes for 2023 is not included as we are not reporting full year values for 2023.
(7) The increase in benefits value in fiscal 23 relates to an increase in travel expenses due to more in-person meetings taking place in fiscal 23.

Payments to former Directors
There were no payments to former Directors in the year ended 30 June 2023.

Payments for loss of office
Details of Sir Ivan Menezes' salary, benefits and bonus payable up to and including the date of his death, which was also his last day of employment (6 June 2023) are set out in the single total figure table on page 174. The time pro-rated bonus is based on full year performance and is payable at the normal time entirely in cash, the Committee having exercised its discretion to waive the one-third payment in deferred shares. Sir Ivan’s deferred bonus shares from fiscal 21 and fiscal 22 vested on the date of death in accordance with the plan rules.
Sir Ivan’s unvested long-term incentive awards granted in 2020, 2021 and 2022 vested early on 2 August 2023 in accordance with the treatment under the plan rules on death-in-service, subject to an assessment against the performance measures and time pro-rating. The Committee exercised its discretion under the policy to slightly extend the time pro-rating from 6 to 30 June 2023 on compassionate grounds to reflect the full fiscal 23 year. The 2020 award vested based on actual performance measured over the full three-year period to 30 June 2023 as disclosed on pages 178 and 180. The 2021 and 2022 awards vested subject to an assessment by the Committee against the performance measures as at 30 June 2023. Sir Ivan was originally awarded 36,675 PSP and 36,675 SESOP options in 2021 which were each time pro-rated to 24,427 awards. The 2021 PSP award vested at 81.2% and the 2021 SESOP award vested at 10.0%. The 2022 awards (33,845 PSP awards and 33,845 SESOP awards) were each time pro-rated to 11,271 awards and vested at 48.0% (PSP) and 0.0% (SESOP). The total vesting value of the 2021 and 2022 awards was $3,693k and $987k respectively, calculated based on the average Diageo ADR share price over the three months from 1 April 2023 to 30 June 2023 of $178.52. The Committee has chosen not to disclose the detail of performance relative to the targets set for each performance measure for the 2021 and 2022 awards, measured over the shortened period, on the basis that the information is regarded as commercially sensitive. SESOP options will be

Governance (continued)
exercisable for 24 months from the date of death (already vested options) and the date of vesting (options vesting early on 2 August 2023), the Committee having exercised discretion to extend from 12 months to give the estate sufficient time to exercise the options. The two-year post-vesting holding periods will not apply and the post-employment shareholding requirement falls away.
Sir Ivan’s 2006 employment contract provided for lifetime medical cover for Sir Ivan and his spouse on a cost sharing basis with the company. The lifetime medical cover will continue for Sir Ivan’s surviving spouse, the company cost of which for the first year is $12,381, based on 2023 rates. The company will continue to provide tax support up to a maximum annual amount of £28,000 (excl. VAT) for fees incurred in connection with UK and US tax return submissions up to and including the 2023 US tax return and the 2023/24 UK tax return, which are the final returns required to be submitted on behalf of Sir Ivan before tax filings become a matter for his estate. Upon death-in-service, a life assurance benefit of $3 million became payable by the insurance provider and Sir Ivan’s pension benefits will be treated in accordance with the terms of the relevant pension plans.

Governance (continued)

Non-Executive Directors

Fee policy
Javier Ferrán’s fee as non-executive Chairman was increased by 3% from £650,000 per annum to £670,000 on 1 October 2022. The Chairman’s fee is appropriately positioned against our comparator group of FTSE 30 companies excluding financial services. The Executive Directors and the Chairman also approved an increase in the base fee for Non-Executive Directors of 3% (from £101,000 to £104,000), effective 1 October 2022.

	January 2023	January 2022
Per annum fees	£'000	£'000
Chairman of the Board	670	650
Non-Executive Directors
Base fee	104	101
Senior Non-Executive Director	30	30
Chairman of the Audit Committee	35	35
Chairman of the Remuneration Committee	35	35

remuneration for Non-Executive Directors’ 30 June 2023

	Fees £'000		Taxable benefits £'000(1)		Total £'000(4)
	2023	2022	2023	2022	2023	2022
Chairman
Javier Ferrán(2)	665	650	1	2	666	652
Non-Executive Directors
Melissa Bethell	103	100	2	1	105	102
Karen Blackett(3)	103	8	1	—	104	9
Valérie Chapoulaud-Floquet	103	100	10	5	113	105
Susan Kilsby	168	164	11	5	179	169
Sir John Manzoni	103	100	2	1	105	102
Lady Mendelsohn	103	100	1	1	104	102
Alan Stewart	138	134	1	1	139	135
Ireena Vittal	103	100	10	1	113	102
(1)    Taxable benefits include a product allowance and expense reimbursements relating to travel, accommodation and subsistence in connection with attendance at Board meetings during the year, which are deemed by HMRC to be taxable in the United Kingdom. The amounts in the single total figure of remuneration table above include any tax gross-ups on the benefits provided by the company on behalf of the Directors. Non-taxable expense reimbursements have not been included in the single figure of remuneration table above.
(2)     £100,000 of Javier Ferrán’s net remuneration in the year ended 30 June 2023 was used for the monthly purchase of Diageo ordinary shares, which will be retained until he retires from the company or ceases to be a Director for any other reason.
(3)     Karen Blackett was appointed to the Board on 1 June 2022.
(4)     Some figures add up to slightly different totals due to rounding.

Governance (continued)
Looking ahead to 2024

Salary increases for the year ending 30 June 2024

The Remuneration Committee reviewed base salaries for Executive Committee members and agreed the following increase for the Chief Financial Officer, effective 1 October 2023.
Debra Crew's salary for the CEO role became effective when she was appointed as interim CEO on 5 June 2023. Her next salary review will be in October 2024.

	Debra Crew		Lavanya Chandrashekar
Salary at 1 October ('000)	2023	2022	2023	2022
Base salary	$1,750	n/a	$1,044	$1,004
% increase (over previous year)	n/a	n/a	4%	3

Annual incentive design for the year ending 30 June 2024
The measures and targets for the annual incentive plan are reviewed annually by the Remuneration Committee and are carefully chosen to drive financial and individual business performance goals related to the company’s short-term strategic operational objectives. The plan design for Executive Directors for the year ending 30 June 2024 will comprise the following performance measures and weightings (no change from last year), with targets set for the full financial year:
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
Details of the targets for the year ending 30 June 2024 will be disclosed retrospectively in next year’s annual report on remuneration, by which time they will no longer be deemed commercially sensitive by the Board.
The annual incentive opportunity for Executive Directors will remain consistent with prior years, equal to 100% of base salary at target, with a maximum opportunity of 200% of base salary.

Long-term incentive awards to be made in the year ending 30 June 2024
As per last year, DLTIP awards to be made in September 2023 will comprise awards of both performance shares and share options, based on stretching targets against the key performance measures as outlined in the table on page 195, assessed over a three-year performance period. The relative total shareholder return measure is based on the same constituent group and vesting schedule as outlined on page 179.
The performance share element of the DLTIP applies to the Executive Committee and the top level of senior leaders across the organisation worldwide, whilst the share option element is applicable to a much smaller population comprising only members of the Executive Committee. One market price performance-based option is valued at one-third of a performance share.
The ESG measures in the DLTIP comprise four goals reflecting the ‘Society 2030: Spirit of Progress‘ strategy, to make a positive impact on the environment and society. Each goal is weighted equally:
•reduction in greenhouse gas emissions in our direct operations (scope 1&2);
•improvement in the water efficiency index;
•number of people who confirm changed attitudes to the dangers of underage drinking after participating in a Diageo-supported education programme; and
•inclusion and diversity (percentage of female leaders globally and percentage of ethnically diverse leaders globally).
From fiscal 24, the water efficiency KPI under the 'Society 2023: Spirit of Progress' goals will use an index approach which links directly to the underlying water efficiency of the two production pillars of distillation and brewing & packaging. This methodology is described further on page 79 and the water efficiency component of the 2023 DLTIP awards reflects the updated 'Society 2030: Spirit of Progress' KPI.

Awards are calculated on the basis of a six-month average share price for the period ending 30 June 2023.
It is intended that a DLTIP award to the equivalent of 500% of base salary will be made to Debra Crew in September 2023, comprising 375% of salary in performance shares and the equivalent of 125% of salary in market price performance-based share

Governance (continued)
options. It is intended that a DLTIP award to the equivalent of 480% of salary will be made to Lavanya Chandrashekar in September 2023, comprising 360% of salary in performance shares and the equivalent of 120% of salary in market price share options. In performance share equivalents, one market price option is valued at one-third of a performance share.

The table below summarises the annual DLTIP awards to Debra Crew and Lavanya Chandrashekar to be made in September 2023.

Grant value (% salary)	Chief Executive	Chief Financial Officer
	Performance share equivalents (1 share: 3 options)
Performance shares	375%	360%
Share options	125%	120%
Total	500%	480%

Performance conditions for long-term incentive awards to be made in the year ending 30 June 2024

	Performance shares								Share options
		Organic profit before exceptional items and tax (CAGR)	Environmental, social & governance (ESG)
	Organic net sales (CAGR)		Greenhouse gas reduction	Water efficiency index (1)	Positive drinking	% Female leaders	% Ethnically diverse leaders	Vesting schedule	Relative Total Shareholder Return	Cumulative free cash flow ($m) (2)	Vesting schedule
Weighting (% total)	40%	40%	5%	5%	5%	2.5%	2.5%		50.0%	50.0%
Maximum	8.0%	11.5%	25.9%	8.3%	4.2m	49%	46%	100%	3rd and above	$12,600	100%
Midpoint	6.0%	8.0%	21.9%	6.0%	3.5m	48%	45%	60%	—	$11,000	60%
Threshold	4.0%	4.5%	17.9%	3.7%	2.8m	47%	44%	20%	9th and above	$9,400	20%

(1)     For more information on the water efficiency index, see pages 193 and 100.
(2)     The cumulative free cash flow targets are shown in USD following the change in functional currency from GBP to USD from fiscal 24. More details on this can be found on page 41.

Governance (continued)
Additional information

Key management personnel related party transactions
Key management personnel of the group comprises the Executive and Non-Executive Directors, the members of the Executive Committee and the Company Secretary.

Diageo plc has granted rolling indemnities to the Directors and the Company Secretary, uncapped in amount, in relation to certain losses and liabilities which they may incur in the course of acting as Directors or Company Secretary (as applicable) of Diageo plc or of one or more of its subsidiaries. These indemnities continue to be in place at 30 June 2023.

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

Statutory and audit requirements
This report was approved by a duly authorised Committee of the Board of Directors and was signed on its behalf on 31 July 2023 by Susan Kilsby who is Chair of the Remuneration Committee.

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

The annual remuneration report is subject to an advisory vote by shareholders at the AGM on 28 September 2023. The Directors' remuneration policy is subject to a binding vote by shareholders at the AGM on 28 September 2023 Terms defined in this Directors' remuneration report are used solely herein.

Governance (continued)
Directors’ report

The Directors present the Directors’ report for the year ended 30 June 2023.

Company status
Diageo plc is a public limited liability company incorporated in England and Wales with registered number 23307 and registered office and principal place of business at 16 Great Marlborough Street, London W1F 7HS, United Kingdom. It is the ultimate holding company of the group, a full list of whose subsidiaries, partnerships, associates, joint ventures and joint arrangements is set out in note 10 to the financial statements set out on pages 224-229 of the UK Annual Report.

Directors
The Directors of the company who currently serve are shown in the section ‘Board of Directors’ on pages 127-130 in accordance with the UK Corporate Governance Code, all the Directors will retire by rotation at the AGM and offer themselves for re-election. Further details of Directors’ contracts, remuneration and their interests in the shares of the company at 30 June 2023 are given in the Directors’ remuneration report. The Directors’ powers are determined by UK legislation and Diageo’s articles of association. The Directors may exercise all the company’s powers provided that Diageo’s articles of association or applicable legislation do not stipulate that any powers must be exercised by the members.

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

Major shareholders
At 30 June 2023, the following substantial interests (3% or more) in the company’s ordinary share capital (voting securities) had been notified to the company:

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
1.On 3 February 2023, BlackRock Inc. filed an Amendment to Schedule 13G with the SEC in respect of the calendar year ended 31 December 2010, reporting that, as of December 31, 2022, 190,024,658 ordinary shares representing 8.4% of the issued ordinary share capital were beneficially owned by BlackRock Inc. and its subsidiaries (including BlackRock Investment Management (UK) Limited).
2.On 8 February 2023, Massachusetts Financial Services Company filed an Amendment to Schedule 13G with the SEC in respect of the calendar year ended 31 December 2018, reporting that, as of December 31, 2022, 118,813,187 ordinary shares representing 5.2% of the issued ordinary share capital were beneficially owned by Massachusetts Financial Services Company.

The company has not been notified of any other substantial interests in its securities since 30 June 2023. The company’s substantial shareholders do not have different voting rights. Diageo, so far as is known by the company, is not directly or indirectly owned or controlled by another corporation or by any government. Diageo knows of no arrangements, the operation of which may at a subsequent date result in a change of control of the company.
As at the close of business on 26 July 2023, 324,354,320 ordinary shares, including those held through American Depositary Shares (ADSs), were held by approximately 2,678 holders (including American Depositary Receipt (ADR) holders) with registered addresses in the United States, representing approximately 14.43% of the outstanding ordinary shares (excluding treasury shares). At such date, 81,014,846 ADSs were held by 2,224 registered ADR holders. Since certain of such ordinary shares and ADSs are held by nominees or former Grand Metropolitan PLC or Guinness plc ADR holders who have not re-registered their ADSs, the number of holders may not be representative of the number of beneficial owners in the United States or the ordinary shares held by them.

Employment policies
A key strategic imperative of the company is to attract, retain and grow a pool of diverse, talented employees. Diageo recognises that a diversity of skills and experiences in its workplace and communities will provide a competitive advantage. To enable this, the company has various global employment policies and standards, covering such issues as resourcing, data protection, human rights, dignity at work, health, safety and wellbeing. These policies and standards seek to ensure that the company treats current or prospective employees justly, solely according to their abilities to meet the requirements and standards of their role and in a fair and consistent way. This includes giving full and fair consideration to applications from prospective employees who are disabled, having regard to their aptitudes and abilities, and not discriminating against employees under any circumstances (including in relation to applications, training, career development and promotion) on the grounds of any disability. In the event that an employee, worker or contractor becomes disabled in the course of their employment or engagement, Diageo aims to ensure that reasonable steps are taken to accommodate their disability by making reasonable adjustments to their existing employment or engagement.

Trading market for shares
Diageo plc ordinary shares are listed on the London Stock Exchange (LSE). Diageo ADSs, representing four Diageo ordinary shares each, are listed on the New York Stock Exchange (NYSE). Diageo plc completed the voluntary delisting of its shares from the Dublin Euronext and Paris Euronext Exchanges by 30 May 2023. The principal trading market for the ordinary shares is the LSE. Diageo shares are traded on the LSE’s electronic order book. Orders placed on the order book are displayed on-screen through a central electronic system and trades are automatically executed, in price and then time priority, when orders match with corresponding buy or sell orders. Only member firms of the LSE, or the LSE itself if requested by the member firm, can enter or delete orders on behalf of clients or on their own account. All orders are anonymous. Although use of the order book is not mandatory, all trades, whether or not executed through the order book and regardless of size, must be reported within three minutes of execution, but may be eligible for deferred publication.
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

Governance (continued)
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

Direct and indirect payments by the Depositary
The Depositary reimburses Diageo for certain expenses it incurs in connection with the ADR programme, subject to a ceiling set out in the Deposit Agreement pursuant to which the Depositary provides services to Diageo. The Depositary has also agreed to waive certain standard fees associated with the administration of the programme. Under the contractual arrangements with the Depositary, Diageo has received approximately $2.6 million arising out of fees charged in respect of dividends paid during the year and a fixed contribution to the company’s ADR programme costs. These payments are received for expenses associated with non-deal road shows, third-party investor relations consultant fees and expenses, Diageo’s cost for administration of the ADR programme not absorbed by the Depositary and related activities (e.g. expenses associated with the AGM), travel expenses to attend training and seminars, exchange listing fees, legal fees, auditing fees and expenses, the SEC filing fees, expenses related to Diageo’s compliance with US securities law and regulations (including, without limitation, the Sarbanes-Oxley Act) and other expenses incurred by Diageo in relation to the ADR programme.

Articles of association
The company is incorporated under the name Diageo plc, and is registered in England and Wales under registered number 23307. The following description summarises certain provisions of Diageo’s articles of association (as adopted by special resolution at the Annual General Meeting on 28 September 2020) and applicable English law concerning companies (the Companies Acts), in each case as at 26 July 2023. This summary is qualified in its entirety by reference to the Companies Acts and Diageo’s articles of association. Investors can obtain copies of Diageo’s articles of association by contacting the Company Secretary at the.cosec@diageo.com. Any amendment to the articles of association of the company may be made in accordance with the provisions of the Companies Act 2006, by way of special resolution.

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

Voting rights
Voting on any resolution at any general meeting of the company is by a show of hands unless a poll is duly demanded. On a show of hands,
(a) every shareholder who is present in person at a general meeting, and every proxy appointed by any one shareholder and present at a general meeting, has/have one vote regardless of the number of shares held by the shareholder (or, subject to (b), represented by the proxy), and

(b) every proxy present at a general meeting who has been appointed by more than one shareholder has one vote regardless of the number of shareholders who have appointed him/her or the number of shares held by those shareholders, unless he/she has been instructed to vote for a resolution by one or more shareholders and to vote against the resolution by one or more shareholders, in which case he/she has one vote for and one vote against the resolution.
On a poll, every shareholder who is present in person or by proxy has one vote for every share held by that shareholder, but a shareholder or proxy entitled to more than one vote need not cast all his/her votes or cast them all in the same way (the deadline for exercising voting rights by proxy is set out in the form of proxy).
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

Other information

Other information relevant to the Directors’ report may be found in the following sections of the Annual Report:

Information (including that required by UK Listing Authority Listing Rule 9.8.4)	Location in Annual Report
Agreements with controlling shareholders	Not applicable
Contracts of significance	Not applicable
Details of long-term incentive schemes	Directors’ remuneration report
Directors’ indemnities and compensation	Directors’ remuneration report - Additional information; Consolidated financial statements - note 21 Related party transactions
Dividends	Group financial review; Consolidated financial statements - Unaudited financial information
Engagement with employees	Corporate governance report - Workforce engagement statement
Engagement with suppliers, customers and others	Corporate governance report - Stakeholder engagement
Events post 30 June 2023	Consolidated financial statements - note 23 Post balance sheet events
Financial risk management	Consolidated financial statements - note 16 Financial instruments and risk management
Future developments	Chairman’s statement; Chief Executive’s statement; Our market dynamics
Greenhouse gas emissions	Pioneer grain-to-glass sustainability; Non-Financial and sustainability information statement
Interest capitalised	Not applicable
Non-pre-emptive issues of equity for cash (including in respect of major unlisted subsidiaries)	Not applicable
Parent participation in a placing by a listed subsidiary	Not applicable
Political donations	Corporate governance report
Provision of services by a controlling shareholder	Not applicable
Publication of unaudited financial information	Unaudited financial information
Purchase of own shares	Repurchase of shares; Consolidated financial statements - note 18 Equity
Research and development	Other Additional Information - Research and development; Consolidated financial statements - note 3 Operating costs
Review of the business and principal risks and uncertainties	Chief Executive’s statement; Our principal risks and risk management; Pioneer grain-to-glass sustainability; Business reviews
Share capital - structure, voting and other rights	Consolidated financial statements - note 18 Equity
Share capital - employee share plan voting rights	Consolidated financial statements - note 18 Equity
Shareholder waivers of dividends	Consolidated financial statements - note 18 Equity
Shareholder waivers of future dividends	Consolidated financial statements - note 18 Equity
Sustainability and responsibility	Pioneer grain-to-glass sustainability
Waiver of emoluments by a director	Not applicable
Waiver of future emoluments by a director	Not applicable

The Directors’ report of Diageo plc for the year ended 30 June 2023 comprises these pages and the sections of the Annual Report referred to under ‘Directors’, ‘Corporate governance statement’ and ‘Other information’ above, which are incorporated into the Directors’ report by reference.
In addition, certain disclosures required to be contained in the Directors’ report have been incorporated into the ‘Strategic report’ as set out in ‘Other information’ above.
The Directors’ report, which has been approved by a duly appointed and authorised committee of the Board of Directors, was signed on its behalf by Tom Shropshire, the Company Secretary, on 31 July 2023.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Diageo plc

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Diageo plc and its subsidiaries (the “Company”) as of 30 June 2023 and 2022, and the related consolidated income statements and consolidated statements of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended 30 June 2023, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of 30 June 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of 30 June 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended 30 June 2023 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and UK-adopted International Accounting Standards. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 30 June 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Financial statements
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

Impairment Assessment for brands and goodwill
As described in note 9 to the consolidated financial statements, the Company’s brands and goodwill intangible asset carrying amounts at 30 June 2023 were £7,520 million and £2,227 million, respectively. In the year ended 30 June 2023, an impairment charge of £498 million was recognised related to brands. Management conducts impairment tests for intangible assets, including brands and goodwill annually, or more frequently if events or circumstances indicate that the carrying amount may not be recoverable. Recoverable amounts are calculated based on the value in use approach, also considering fair value less costs of disposal. The value in use calculations are based on cash flows forecasted for each cash-generating unit for the financial years based on management’s approved plans. If the net carrying value exceeds the recoverable amount an impairment charge is recognised. Management makes judgements in determining the value in use. The key assumptions used for the value in use calculations are estimated sales growth, operating costs, margin, terminal growth rates and the discount rates applicable to the future cash flows.
The principal considerations for our determination that performing procedures related to the impairment assessment for brands and goodwill is a critical audit matter are (i) the significant judgments made by management when estimating the recoverable amount; (ii) a high degree of auditor judgment, subjectivity and effort in performing proceduresand evaluating management’s significant assumptions, related to sales growth, margins and terminal growth rates included in forecasted cash flows and the applicable discount rates; and (iii) the audit effort involved the use of professionals with specialised skill and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s impairment tests, including controls over the measurement of the recoverable amounts. These procedures also included, among others:(i) testing management’s process for estimating the recoverable amount of brands and goodwill; (ii), evaluating the appropriateness of the methodology used to determine the recoverable amount; (iii) testing the completeness, accuracy, and relevance of underlying data used in the models; (iv) evaluating the reasonableness of the significant assumptions used by management in estimating future cash flows, and (v) evaluating the sufficiency of the disclosures in the consolidated financial statements. Evaluating the reasonableness of management’s assumptions related to growth rates, margins, terminal growth rates and discount rates involved evaluating whether the assumptions used were reasonable considering (i) consistency with external market and industry data, (ii) the current and past performance of the cash-generating unit and (iii) consistency with strategic plans approved by management. Professionals with specialised skill and knowledge were used to assist in the evaluation of the discount rate assumption.

Provisions for tax uncertainties
As described in Note 7 and Note 19 to the consolidated financial statements, current tax asset of £232 million and tax liability of £135 million includes £173 million of provisions for tax uncertainties. Tax treatments are not recognised unless it is probable that a tax authority will accept the treatment. Tax treatments are reviewed each year to assess whether a provision should be taken against full recognition of the treatment on the basis of potential settlement through negotiation and/or litigation with the relevant tax authorities. The Company operates in a large number of markets with complex tax and legislative regimes that are open to subjective interpretation, and for which can take several years to resolve. The Company has a number of ongoing tax audits worldwide for which provisions are recognised based on management’s best estimates and judgments concerning the ultimate outcome of the tax audits. Tax provisions are based on management’s judgment and interpretation of country specific tax law and the probability of settlement. As disclosed by management, the actual tax liabilities could differ from the provision and in such event the Company would be required to make an adjustment in a subsequent period which could have a material impact on the Company’s profit for the year.
The principal considerations for our determination that performing procedures related to provisions for tax uncertainties is a critical audit matter are (i) the significant judgments made by management in estimating the provisions due to the number and complexity of tax laws and potential for adjustments; (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures to evaluate the provisions for tax uncertainties; and (iii) the audit effort involved the use of professionals with specialised skill and knowledge.

Financial statements (continued)
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the recognition and measurement of the provisions for tax uncertainties. These procedures also included, among others: (i) testing the information used in the calculation of the provisions, including local government legislation and litigation documents, international and federal filing treatments, and the related final tax returns; (ii) testing the calculation of the provisions by jurisdiction; (iii) evaluating management’s assessment of the country specific tax law and probability of settlement; (iv) evaluating the status and results of tax audits with the relevant tax authorities; and (v) evaluating the sufficiency of the Company’s related disclosures. Professionals with specialised skill and knowledge were used to assist in the evaluation of the recognition and measurement of the Company’s provisions for tax uncertainties.

/s/ PricewaterhouseCoopers LLP
London, United Kingdom
3 August 2023

We have served as the Company's auditor since 2015.

Financial statements (continued)

Consolidated income statement

	Notes	Year ended 30 June 2023 £ million	Year ended 30 June 2022 £ million	Year ended 30 June 2021 £ million
Sales	2	23,515	22,448	19,153
Excise duties	3	(6,402)	(6,996)	(6,420)
Net sales	2	17,113	15,452	12,733
Cost of sales	3	(6,899)	(5,973)	(5,038)
Gross profit		10,214	9,479	7,695
Marketing	3	(3,051)	(2,721)	(2,163)
Other operating items	3	(2,531)	(2,349)	(1,801)
Operating profit		4,632	4,409	3,731
Non-operating items	4	328	(17)	14
Finance income	5	340	497	278
Finance charges	5	(934)	(919)	(651)
Share of after tax results of associates and joint ventures	6	370	417	334
Profit before taxation		4,736	4,387	3,706
Taxation	7	(970)	(1,049)	(907)
Profit for the year		3,766	3,338	2,799
Attributable to:
Equity shareholders of the parent company		3,734	3,249	2,660
Non-controlling interests		32	89	139
		3,766	3,338	2,799
		million	million	million
Weighted average number of shares
Shares in issue excluding own shares		2,264	2,318	2,337
Dilutive potential ordinary shares		7	7	8
		2,271	2,325	2,345

		pence	pence	pence
Basic earnings per share		164.9	140.2	113.8
Diluted earnings per share		164.4	139.7	113.4
The accompanying notes are an integral part of these consolidated financial statements.

Financial statements (continued)
Consolidated statement of comprehensive income

	Notes	Year ended 30 June 2023 £ million	Year ended 30 June 2022 £ million	Year ended 30 June 2021 £ million
Other comprehensive income
Items that will not be recycled subsequently to the income statement
Net remeasurement of post employment benefit plans
Group	14	(643)	616	16
Associates and joint ventures		13	5	3
Non-controlling interests	14	—	(1)	—
Tax on post employment benefit plans		161	(123)	(46)
Changes in the fair value of equity investments at fair value through other comprehensive income		(4)	(12)	—
		(473)	485	(27)
Items that may be recycled subsequently to the income statement
Exchange differences on translation of foreign operations
Group		(876)	1,128	(1,233)
Associates and joint ventures	6	(59)	60	(240)
Non-controlling interests		(148)	171	(173)
Net investment hedges		416	(623)	810
Exchange (gain)/loss recycled to the income statement
On disposal of foreign operations	8	(18)	63	—
On step acquisitions		(1)	—	—
Tax on exchange differences – group		(2)	(6)	(9)
Tax on exchange differences – non-controlling interests		—	—	(1)
Effective portion of changes in fair value of cash flow hedges
Hedge of foreign currency debt of the group		6	233	(298)
Transaction exposure hedging of the group		273	(172)	101
Hedges by associates and joint ventures		24	(15)	(1)
Commodity price risk hedging of the group		(56)	78	41
Recycled to income statement – hedge of foreign currency debt of the group		54	(239)	175
Recycled to income statement – transaction exposure hedging of the group		(13)	42	10
Recycled to income statement – commodity price risk hedging of the group		(33)	(46)	(2)
Tax on effective portion of changes in fair value of cash flow hedges		(39)	32	(6)
Hyperinflation adjustments		182	365	(17)
Tax on hyperinflation adjustments		(39)	(74)	5
		(329)	997	(838)
Other comprehensive (loss)/income, net of tax, for the year		(802)	1,482	(865)
Profit for the year		3,766	3,338	2,799
Total comprehensive income for the year		2,964	4,820	1,934
Attributable to:
Equity shareholders of the parent company		3,080	4,561	1,969
Non-controlling interests	18	(116)	259	(35)
Total comprehensive income for the year		2,964	4,820	1,934
The accompanying notes are an integral part of these consolidated financial statements.

Financial statements (continued)
Consolidated balance sheet

		30 June 2023		30 June 2022
	Notes	£ million	£ million	£ million	£ million
Non-current assets
Intangible assets	9	11,512		11,902
Property, plant and equipment	10	6,142		5,848
Biological assets	11	156		94
Investments in associates and joint ventures	6	3,829		3,652
Other investments	13	57		37
Other receivables	15	31		37
Other financial assets	16	394		345
Deferred tax assets	7	141		114
Post employment benefit assets	14	960		1,553
			23,222		23,582
Current assets
Inventories	15	7,661		7,094
Trade and other receivables	15	2,720		2,933
Corporate tax receivables	7	232		149
Assets held for sale	8	—		222
Other financial assets	16	347		251
Cash and cash equivalents	17	1,439		2,285
			12,399		12,934
Total assets			35,621		36,516
Current liabilities
Borrowings and bank overdrafts	17	(1,701)		(1,522)
Other financial liabilities	16	(359)		(444)
Share buyback liability		—		(117)
Trade and other payables	15	(5,300)		(5,887)
Liabilities held for sale	8	—		(61)
Corporate tax payables	7	(135)		(252)
Provisions	15	(119)		(159)
			(7,614)		(8,442)
Non-current liabilities
Borrowings	17	(14,801)		(14,498)
Other financial liabilities	16	(747)		(703)
Other payables	15	(368)		(380)
Provisions	15	(243)		(258)
Deferred tax liabilities	7	(2,183)		(2,319)
Post employment benefit liabilities	14	(373)		(402)
			(18,715)		(18,560)
Total liabilities			(26,329)		(27,002)
Net assets			9,292		9,514
Equity
Share capital	18	712		723
Share premium		1,351		1,351
Other reserves		1,861		2,174
Retained earnings		3,898		3,550
Equity attributable to equity shareholders of the parent company			7,822		7,798
Non-controlling interests	18		1,470		1,716
Total equity			9,292		9,514
The accompanying notes are an integral part of these consolidated financial statements.

These consolidated financial statements have been approved by a duly appointed and authorised committee of the Board of Directors and were signed on its behalf by Debra Crew and Lavanya Chandrashekar, Directors and dated 3 August 2023.

Financial statements (continued)
Consolidated statement of changes in equity

				Other reserves		Retained earnings/(deficit)
	Notes	Share capital £ million	Share premium £ million	Capital redemption reserve £ million	Hedging and exchange reserve £ million	Own shares £ million	Other retained earnings £ million	Total £ million	Equity attributable to parent company shareholders £ million	Non- controlling interests £ million	Total equity £ million
At 30 June 2020		742	1,351	3,201	(929)	(1,936)	4,343	2,407	6,772	1,668	8,440
Profit for the year		—	—	—	—	—	2,660	2,660	2,660	139	2,799
Other comprehensive loss		—	—	—	(652)	—	(39)	(39)	(691)	(174)	(865)
Total comprehensive (loss)/income for the year		—	—	—	(652)	—	2,621	2,621	1,969	(35)	1,934
Employee share schemes		—	—	—	—	59	(10)	49	49	—	49
Share-based incentive plans	18	—	—	—	—	—	49	49	49	—	49
Share-based incentive plans in respect of associates		—	—	—	—	—	3	3	3	—	3
Tax on share-based incentive plans		—	—	—	—	—	9	9	9	—	9
Purchase of non-controlling interests	8	—	—	—	—	—	(15)	(15)	(15)	(27)	(42)
Associates' transactions with non-controlling interests		—	—	—	—	—	(91)	(91)	(91)	—	(91)
Change in fair value of put option		—	—	—	—	—	(2)	(2)	(2)	—	(2)
Share buyback programme		(1)	—	1	—	—	(200)	(200)	(200)	—	(200)
Dividend declared for the year	18	—	—	—	—	—	(1,646)	(1,646)	(1,646)	(72)	(1,718)
At 30 June 2021		741	1,351	3,202	(1,581)	(1,877)	5,061	3,184	6,897	1,534	8,431
Adjustment to 2021 closing equity in respect of hyperinflation in Turkey		—	—	—	—	—	251	251	251	—	251
Adjusted opening balance		741	1,351	3,202	(1,581)	(1,877)	5,312	3,435	7,148	1,534	8,682
Profit for the year		—	—	—	—	—	3,249	3,249	3,249	89	3,338
Other comprehensive income		—	—	—	535	—	777	777	1,312	170	1,482
Total comprehensive income for the year		—	—	—	535	—	4,026	4,026	4,561	259	4,820
Employee share schemes		—	—	—	—	39	50	89	89	—	89
Share-based incentive plans	18	—	—	—	—	—	59	59	59	—	59
Share-based incentive plans in respect of associates		—	—	—	—	—	4	4	4	—	4
Tax on share-based incentive plans		—	—	—	—	—	9	9	9	—	9
Share-based payments and purchase of own shares in respect of subsidiaries		—	—	—	—	—	(11)	(11)	(11)	(6)	(17)
Unclaimed dividend		—	—	—	—	—	3	3	3	1	4
Change in fair value of put option		—	—	—	—	—	(34)	(34)	(34)	—	(34)
Share buyback programme		(18)	—	18	—	—	(2,310)	(2,310)	(2,310)	—	(2,310)
Dividend declared for the year	18	—	—	—	—	—	(1,720)	(1,720)	(1,720)	(72)	(1,792)
At 30 June 2022		723	1,351	3,220	(1,046)	(1,838)	5,388	3,550	7,798	1,716	9,514
Profit for the year		—	—	—	—	—	3,734	3,734	3,734	32	3,766
Other comprehensive loss		—	—	—	(324)	—	(330)	(330)	(654)	(148)	(802)
Total comprehensive (loss)/income for the year		—	—	—	(324)	—	3,404	3,404	3,080	(116)	2,964
Employee share schemes		—	—	—	—	24	24	48	48	—	48
Share-based incentive plans	18	—	—	—	—	—	49	49	49	—	49
Share-based incentive plans in respect of associates		—	—	—	—	—	6	6	6	—	6
Tax on share-based incentive plans		—	—	—	—	—	6	6	6	—	6
Share-based payments and purchase of own shares in respect of subsidiaries		—	—	—	—	—	3	3	3	2	5
Purchase of non-controlling interests	8	—	—	—	—	—	(111)	(111)	(111)	(35)	(146)
Associates' transactions with non-controlling interests		—	—	—	—	—	(7)	(7)	(7)	—	(7)
Unclaimed dividend		—	—	—	—	—	1	1	1	—	1
Change in fair value of put option		—	—	—	—	—	(16)	(16)	(16)	—	(16)
Share buyback programme		(11)	—	11	—	—	(1,273)	(1,273)	(1,273)	—	(1,273)
Dividend declared for the year	18	—	—	—	—	—	(1,762)	(1,762)	(1,762)	(97)	(1,859)
At 30 June 2023		712	1,351	3,231	(1,370)	(1,814)	5,712	3,898	7,822	1,470	9,292
The accompanying notes are an integral part of these consolidated financial statements.

Financial statements (continued)
Consolidated statement of cash flows

		Year ended 30 June 2023		Year ended 30 June 2022		Year ended 30 June 2021
	Notes	£ million	£ million	£ million	£ million	£ million	£ million
Cash flows from operating activities
Profit for the year		3,766		3,338		2,799
Taxation		970		1,049		907
Share of after tax results of associates and joint ventures		(370)		(417)		(334)
Net finance charges		594		422		373
Non-operating items		(328)		17		(14)
Operating profit			4,632		4,409		3,731
Increase in inventories		(675)		(740)		(443)
Decrease/(increase) in trade and other receivables		121		(378)		(446)
(Decrease)/increase in trade and other payables and provisions		(621)		939		1,220
Net (increase)/decrease in working capital			(1,175)		(179)		331
Depreciation, amortisation and impairment		1,066		828		447
Dividends received		219		190		290
Post employment payments less amounts included in operating profit		(25)		(89)		(30)
Other items		62		53		88
			1,322		982		795
Cash generated from operations			4,779		5,212		4,857
Interest received		131		110		89
Interest paid		(685)		(438)		(440)
Taxation paid		(1,201)		(949)		(852)
			(1,755)		(1,277)		(1,203)
Net cash inflow from operating activities			3,024		3,935		3,654
Cash flows from investing activities
Disposal of property, plant and equipment and computer software		13		17		13
Purchase of property, plant and equipment and computer software		(1,180)		(1,097)		(626)
Movements in loans and other investments		(57)		(72)		(4)
Sale of businesses and brands	8	462		82		14
Acquisition of subsidiaries(1)	8	(342)		(206)		(450)
Investments in associates and joint ventures(1)	8	(93)		(65)		(38)
Net cash outflow from investing activities			(1,197)		(1,341)		(1,091)
Cash flows from financing activities
Share buyback programme	18	(1,381)		(2,284)		(109)
Net sale of own shares for share schemes		29		18		49
Purchase of treasury shares in respect of subsidiaries		—		(15)		—
Dividends paid to non-controlling interests		(97)		(81)		(77)
Proceeds from bonds	17	2,229		2,263		1,031
Repayment of bonds	17	(1,340)		(1,521)		(1,247)
Purchase of shares of non-controlling interests	8	(146)		—		(42)
Cash inflow from other borrowings		433		503		34
Cash outflow from other borrowings		(374)		(424)		(787)
Equity dividends paid		(1,761)		(1,718)		(1,646)
Net cash outflow from financing activities			(2,408)		(3,259)		(2,794)
Net decrease in net cash and cash equivalents	17		(581)		(665)		(231)
Exchange differences			(227)		239		(285)
Net cash and cash equivalents at beginning of the year			2,211		2,637		3,153
Net cash and cash equivalents at end of the year			1,403		2,211		2,637

Net cash and cash equivalents consist of:
Cash and cash equivalents	17		1,439		2,285		2,749
Bank overdrafts	17		(36)		(74)		(112)
			1,403		2,211		2,637
(1)     For the years ended 30 June 2022 and 30 June 2021, the previously reported line item of 'Acquisition of businesses' has been replaced with 'Acquisition of subsidiaries' and 'Investments in associates and joint ventures' to show separately the amounts which had previously been shown combined.

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

1. Accounting information and policies

(a) Basis of preparation
The consolidated financial statements are prepared in accordance with international accounting standards in conformity with the requirements of the Companies Act 2006 and International Financial Reporting Standards (IFRSs) adopted by the UK (UK-adopted International Accounting Standards) and IFRSs, as issued by the IASB, including interpretations issued by the IFRS Interpretations Committee. IFRS as adopted by the UK differs in certain respects from IFRS as issued by the IASB. The differences have no impact on the group’s consolidated financial statements for the years presented. The consolidated financial statements are prepared on a going concern basis under the historical cost convention, unless stated otherwise in the relevant accounting policy.
The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

(b) Going concern
Management prepared cash flow forecasts which were also sensitised to reflect severe but plausible downside scenarios taking into consideration the group's principal risks. In the base case scenario, management included assumptions for mid-single digit net sales growth, operating margin improvement and global TBA market share growth. In light of the ongoing geopolitical volatility, the base case outlook and severe but plausible downside scenarios incorporated considerations for a prolonged global recession, supply chain disruptions, higher inflation and further geopolitical deterioration. Even under these scenarios, the group’s liquidity is still expected to remain strong, as it was protected by issuing €500 million of fixed rate euro and $2 billion of fixed rate dollar-denominated bonds in the year ended 30 June 2023. Mitigating actions, should they be required, are all within management’s control and could include reductions in discretionary spending such as acquisitions and capital expenditure, as well as a temporary suspension of the share buyback programme and dividend payments in the next 12 months, or drawdowns on committed facilities. Having considered the outcome of these assessments, the Directors are comfortable that the company is a going concern for at least 12 months from the date of signing the group's consolidated financial statements.

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

(d) Foreign currencies
Items included in the financial statements of the group’s subsidiaries, associates and joint ventures are measured using the currency of the primary economic environment in which each entity operates (its functional currency). The consolidated financial statements are presented in sterling, which is the functional currency of the parent company, Diageo plc. The functional currency of Diageo plc is determined by using management judgement that considers the parent company as an extension of its subsidiaries.
The income statements and cash flows of non-sterling entities are translated into sterling at weighted average rates of exchange, except for subsidiaries in hyperinflationary economies that are translated with the closing rate at the end of the year and for substantial transactions that are translated at the rate on the date of the transaction. Exchange differences arising on the retranslation to closing rates are taken to the exchange reserve.
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

Financial statements (continued)
income statement when the foreign operation is sold. Other exchange differences are taken to the income statement. Transactions in foreign currencies are recorded at the rate of exchange at the date of the transaction.
The principal foreign exchange rates used in the translation of financial statements for the three years ended 30 June 2023, expressed in US dollars and euros per £1, were as follows:

	2023	2022	2021
US dollar
Income statement and cash flows(1)	1.20	1.33	1.35
Assets and liabilities(2)	1.26	1.21	1.39
Euro
Income statement and cash flows(1)	1.15	1.18	1.13
Assets and liabilities(2)	1.17	1.16	1.17
(1)    Weighted average rates
(2)    Closing rates

The group uses foreign exchange hedges to mitigate the effect of exchange rate movements. For further information, see note 16.

(e) Critical accounting estimates and judgements
Details of critical estimates and judgements which the Directors consider could have a significant impact on the financial statements are set out in the related notes as follows:
–Exceptional items – management judgement whether exceptional or not – page 219
–Taxation – management judgement whether a provision is required and management estimate of amount of corporate tax payable or receivable, the recoverability of deferred tax assets and expectation on manner of recovery of deferred taxes – pages 224 and 228
–Brands, goodwill, other intangibles and contingent considerations – management judgement whether the assets and liabilities are to be recognised and synergies resulting from an acquisition. Management judgement and estimate are required in determining future cash flows and appropriate applicable assumptions to support the intangible asset and contingent consideration value – pages 236
–Post employment benefits – management judgement whether a surplus can be recovered and management estimate in determining the assumptions in calculating the liabilities of the funds – page 244
–Contingent liabilities and legal proceedings – management judgement in assessing the likelihood of whether a liability will arise and an estimate to quantify the possible range of any settlement; and significant unprovided tax matters where maximum exposure is provided for each – page 272

(f) Hyperinflationary accounting
The group applied hyperinflationary accounting for its operations in Turkey, Venezuela and Lebanon.
Turkey has been a hyperinflationary economy where cumulative inflation for the three years ended 30 June 2022 exceeded 100%. Consequently, since March 2022, the group applies hyperinflationary accounting for its Turkish operations. The group’s consolidated financial statements for the years ended 30 June 2023 and 30 June 2022 include the results and financial position of its Turkish operations restated to the measuring unit current at the end of each period, with hyperinflationary gains and losses in respect of monetary items being reported in finance income and charges. Comparative amounts presented in the consolidated financial statements were not restated. Hyperinflationary accounting needs to be applied as if Turkey has always been a hyperinflationary economy, hence, as per Diageo’s accounting policy choice, the differences between equity at 30 June 2021 as reported and the equity after the restatement of the non-monetary items to the measuring unit current at 30 June 2021 were recognised in retained earnings. Such restatement includes impairment of TRY 2,133 million (£177 million) recognised on the goodwill in the Turkey cash-generating unit and TRY 1,627 million (£135 million) in respect of the Yenì Raki brand, as a result of the increased carrying values for those due to hyperinflation adjustments. When applying IAS 29 on an ongoing basis, comparatives in stable currency are not restated and the effect of inflating opening net assets to the measuring unit current at the end of the reporting period is presented in other comprehensive income. The inflation rate used by the group is the official rate published by the Turkish Statistical Institute. The movement in the publicly available official price index for the year ended 30 June 2023 was 38% (2022 – 79%).
Venezuela is a hyperinflationary economy where the government maintains a regime of strict currency controls with multiple foreign currency rate systems. The exchange rate used to translate the results of the group’s Venezuelan operations was VES/£ 3,807 for the year ended 30 June 2023 (2022 – VES/£ 759).This rate reflects management’s estimate of the exchange rate considering inflation and the most appropriate official exchange rate. Movement in the price index for the year ended 30 June 2023 was 382% (2022 – 268%). The inflation rate used by the group is provided by an independent valuer because no reliable, officially published rate is available for Venezuela.

Financial statements (continued)
The following table presents the contribution of the group’s Venezuelan operations to consolidated net sales, operating profit, operating cash flow and assets for the years ended 30 June 2023 and 30 June 2022 and with the amounts that would have resulted if the official reference exchange rate had been applied:

	Year ended 30 June 2023		Year ended 30 June 2022
	At estimated exchange rate	At official reference exchange rate	At estimated exchange rate	At official reference exchange rate
	3,807 VES/£	36 VES/£	759 VES/£	7 VES/£
	£ million	£ million	£ million	£ million
Net sales	—	9	—	15
Operating loss	—	—	(1)	(1)
Other finance (charges)/income - hyperinflation adjustment	(2)	(212)	1	157
Net cash outflow from operating activities	—	(3)	—	(5)
Net assets	6	657	41	4,606

Sterling amounts presented at the official reference exchange rate are results of simple mathematical conversion.
The impact of hyperinflationary accounting for Lebanon was immaterial both in the current and comparative periods.

(g) New accounting standards and interpretations
The following amendments to the accounting standards, issued by the IASB and endorsed by the UK, were adopted by the group from 1 July 2022 with no impact on the group’s consolidated results, financial position or disclosures:
–Amendments to IFRS 3 Updating a Reference to the Conceptual Framework
–Amendments to IAS 16 Property, Plant and Equipment: Proceeds before Intended Use
–Amendments to IAS 37 Onerous Contracts - Cost of Fulfilling a Contract
–Amendments to Annual improvements 2018-2020 - IFRS 9 - Fees in the '10 per cent' Test, IFRS 16 - Lease incentives, IAS 41 - Taxation in Fair Value Measurements
–Amendments to IAS 12 International Tax Reform – Pillar Two Model Rules
The following standard and amendments issued by the IASB have been endorsed by the UK and have not been adopted by the group:
IFRS 17 – Insurance contracts (effective from the year ending 30 June 2024) is ultimately intended to replace IFRS 4.
Based on a preliminary assessment, the group believes that the adoption of IFRS 17 will not have a significant impact on its consolidated results or financial position.
Amendments to IAS 12 - Income taxes (effective from the year ending 30 June 2024) requires an entity to recognise deferred tax on initial recognition of particular transactions to the extent that the transaction gives rise to equal amounts of deferred tax assets and liabilities. The proposed amendments would apply to transactions such as leases and decommissioning obligations for which an entity recognises both an asset and a liability. The group believes that the adoption of these amendments will not have a significant impact on its consolidated results and financial position.
There are a number of other amendments and clarifications to IFRSs, effective in future years, which are not expected to significantly impact the group’s consolidated results or financial position.

(h) Climate change considerations
The impact of climate change assessment and the net zero carbon emission target for Diageo's direct operations (Scope 1 & 2) for 2030 have been considered as part of the assessment of estimates and judgements in preparing the group's consolidated financial statements.
The climate change scenario analyses performed in 2023 – conducted in line with TCFD recommendations (‘Transition Scenario’ (RCP 2.6), a ‘Moderate Warming’ Scenario (RCP 4.5) and a ‘Severe Warming Scenario’ (RCP 8.5)) – identified no material financial impact to these financial statements.
The following considerations were made in respect of the financial statements:
•The impact of climate change on factors (like residual values, useful lives and depreciation methods) that determine the carrying value of non-current assets.
•The impact of climate change on forecasts of cash flows used (including forecast depreciation in line with capital expenditure plans for Diageo's net zero carbon emission commitment) in impairment assessments for the value-in-use of non-current assets including goodwill (see note 9).
•The impact of climate change on post-employment assets.

Financial statements (continued)
Results for the year

Introduction
This section explains the results and performance of the group for the three years ended 30 June 2023. Disclosures are provided for segmental information, operating costs, exceptional items, finance income and charges, the group's share of results of associates and joint ventures, taxation. For associates, joint ventures and taxation, balance sheet disclosures are also provided in this section.

2. Segmental information

Accounting policies
Sales comprise revenue from contracts with customers from the sale of goods, royalties and rents receivable. Revenue from the sale of goods includes excise and other duties which the group pays as principal but excludes duties and taxes collected on behalf of third parties, such as value added tax. Sales are recognised as or when performance obligations are satisfied by transferring control of a good or service to the customer, which is determined by considering, among other factors, the delivery terms agreed with customers. For the sale of goods, the transfer of control occurs when the significant risks and rewards of ownership are passed to the customer. Based on the shipping terms agreed with customers, the transfer of control of goods occurs at the time of dispatch for the majority of sales. Where the transfer of control is subsequent to the dispatch of goods, the time between dispatch and receipt by the customer is generally less than five days. The group includes in sales the net consideration to which it expects to be entitled. Sales are recognised to the extent that it is highly probable that a significant reversal will not occur. Therefore, sales are stated net of expected price discounts, allowances for customer loyalty and certain promotional activities and similar items. Generally, payment of the transaction price is due within credit terms that are consistent with industry practices, with no element of financing.
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

Diageo is an international manufacturer and distributor of premium drinks. Diageo also owns a number of investments in associates and joint ventures, as set out in note 6.
The segmental information presented is consistent with management reporting provided to the Executive Committee (the chief operating decision-maker).
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
The group's operations also include the Corporate segment. Corporate costs are in respect of central costs, including finance, marketing, corporate relations, human resources and legal, as well as certain information systems, facilities and employee costs that are not allocable to the geographical segments or to the SC&P.
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

Financial statements (continued)
(a) Segmental information for the consolidated income statement

	North America	Europe	Asia Pacific	Latin America and Caribbean	Africa	SC&P	Eliminate inter- segment sales	Total operating segments	Corporate and other	Total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
2023
Sales	7,382	5,996	5,403	2,260	2,386	3,073	(3,073)	23,427	88	23,515
Net sales
At budgeted exchange rates(1)	6,052	3,377	3,084	1,642	1,631	2,942	(2,876)	15,852	87	15,939
Acquisitions and disposals	20	20	35	3	104	—	—	182	—	182
SC&P allocation	8	38	8	9	3	(66)	—	—	—	—
Retranslation to actual exchange rates	678	(41)	73	145	(39)	197	(197)	816	1	817
Hyperinflation	—	175	—	—	—	—	—	175	—	175
Net sales	6,758	3,569	3,200	1,799	1,699	3,073	(3,073)	17,025	88	17,113
Operating profit/(loss)
At budgeted exchange rates(1)	2,337	1,076	886	597	347	(32)	—	5,211	(292)	4,919
Acquisitions and disposals	(18)	(13)	5	—	27	—	—	1	(6)	(5)
SC&P allocation	3	(24)	(6)	(3)	(2)	32	—	—	—	—
Fair value remeasurements	87	25	—	1	—	—	—	113	—	113
Retranslation to actual exchange rates	280	18	20	66	(152)	—	—	232	(28)	204
Hyperinflation	—	23	—	—	—	—	—	23	—	23
Operating profit/(loss) before exceptional items	2,689	1,105	905	661	220	—	—	5,580	(326)	5,254
Exceptional operating items	(97)	(8)	(473)	—	(44)	—	—	(622)	—	(622)
Operating profit/(loss)	2,592	1,097	432	661	176	—	—	4,958	(326)	4,632
Non-operating items										328
Net finance charges										(594)
Share of after tax results of associates and joint ventures										370
Profit before taxation										4,736

Financial statements (continued)

	North America	Europe	Asia Pacific	Latin America and Caribbean	Africa	SC&P	Eliminate inter- segment sales	Total operating segments	Corporate and other	Total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
2022
Sales	6,682	5,740	5,624	1,945	2,403	2,010	(2,010)	22,394	54	22,448
Net sales
At budgeted exchange rates(1)	5,955	3,258	2,879	1,486	1,699	2,095	(2,016)	15,356	55	15,411
Acquisitions and disposals	34	23	—	3	15	—	—	75	—	75
SC&P allocation	9	46	9	12	3	(79)	—	—	—	—
Retranslation to actual exchange rates	97	(304)	(4)	24	(35)	(6)	6	(222)	(1)	(223)
Hyperinflation	—	189	—	—	—	—	—	189	—	189
Net sales	6,095	3,212	2,884	1,525	1,682	2,010	(2,010)	15,398	54	15,452
Operating profit/(loss)
At budgeted exchange rates(1)	2,388	1,086	703	528	346	(22)	—	5,029	(256)	4,773
Acquisitions and disposals	(28)	11	—	—	(10)	—	—	(27)	—	(27)
SC&P allocation	(1)	(18)	(2)	—	(1)	22	—	—	—	—
Fair value remeasurements	32	36	—	(8)	—	—	—	60	—	60
Retranslation to actual exchange rates	63	(108)	10	18	(20)	—	—	(37)	18	(19)
Hyperinflation	—	10	—	—	—	—	—	10	—	10
Operating profit/(loss) before exceptional items	2,454	1,017	711	538	315	—	—	5,035	(238)	4,797
Exceptional operating items	(1)	(146)	(241)	—	—	—	—	(388)	—	(388)
Operating profit/(loss)	2,453	871	470	538	315	—	—	4,647	(238)	4,409
Non-operating items										(17)
Net finance charges										(422)
Share of after tax results of associates and joint ventures										417
Profit before taxation										4,387

Financial statements (continued)

	North America	Europe	Asia Pacific	Latin America and Caribbean	Africa	SC&P	Eliminate inter- segment sales	Total operating segments	Corporate and other	Total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
2021
Sales	5,803	4,795	5,146	1,369	2,020	1,537	(1,537)	19,133	20	19,153
Net sales
At budgeted exchange rates(1)	5,527	2,579	2,561	1,176	1,541	1,627	(1,548)	13,463	20	13,483
Acquisitions and disposals	28	2	—	—	5	—	—	35	—	35
SC&P allocation	9	45	9	13	3	(79)	—	—	—	—
Retranslation to actual exchange rates	(355)	(68)	(82)	(143)	(137)	(11)	11	(785)	—	(785)
Net sales	5,209	2,558	2,488	1,046	1,412	1,537	(1,537)	12,713	20	12,733
Operating profit/(loss)
At budgeted exchange rates(1)	2,469	728	628	422	228	(97)	—	4,378	(218)	4,160
Acquisitions and disposals	(18)	(3)	—	—	—	—	—	(21)	—	(21)
SC&P allocation	(30)	(32)	(5)	(27)	(3)	97	—	—	—	—
Fair value remeasurement of contingent consideration	(9)	(27)	—	—	—	—	—	(36)	—	(36)
Retranslation to actual exchange rates	(175)	(31)	(15)	(92)	(54)	—	—	(367)	10	(357)
Operating profit/(loss) before exceptional items	2,237	635	608	303	171	—	—	3,954	(208)	3,746
Exceptional operating items	—	(15)	—	—	—	—	—	(15)	—	(15)
Operating profit/(loss)	2,237	620	608	303	171	—	—	3,939	(208)	3,731
Non-operating items										14
Net finance charges										(373)
Share of after tax results of associates and joint ventures										334
Profit before taxation										3,706
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
(ii)    The group’s net finance charges are managed centrally and are not attributable to individual operating segments.
(iii)    Approximately 38% of annual net sales occurred in the last four months of calendar year 2022.

(b) Other segmental information

	North America £ million	Europe £ million	Asia Pacific £ million	Latin America and Caribbean £ million	Africa £ million	SC&P £ million	Corporate and other £ million	Total £ million
2023
Purchase of property, plant and equipment and computer software	197	209	166	121	126	356	5	1,180
Depreciation and intangible asset amortisation	(95)	(98)	(61)	(18)	(80)	(134)	(10)	(496)
Exceptional impairment of tangible assets	(52)	2	(22)	—	—	—	—	(72)
Exceptional impairment of intangible assets	(29)	(25)	(444)	—	—	—	—	(498)
2022
Purchase of property, plant and equipment and computer software	230	187	146	128	139	256	11	1,097
Depreciation and intangible asset amortisation	(80)	(93)	(93)	(16)	(81)	(116)	(10)	(489)
Exceptional impairment of tangible assets	—	(3)	—	—	—	—	—	(3)
Exceptional impairment of intangible assets	—	(96)	(240)	—	—	—	—	(336)
2021
Purchase of property, plant and equipment and computer software	153	23	56	20	125	125	124	626
Depreciation and intangible asset amortisation	(76)	(31)	(60)	(16)	(79)	(126)	(59)	(447)

Financial statements (continued)
(c) Category and geographical analysis

	Category analysis					Geographic analysis
	Spirits £ million	Beer £ million	Ready to drink £ million	Other £ million	Total £ million	United States £ million	India £ million	Great Britain £ million	Rest of World £ million	Total £ million
2023
Sales(1)	19,004	3,355	899	257	23,515	6,972	2,751	2,138	11,654	23,515
Non-current assets(2), (3)						5,816	1,798	2,909	11,204	21,727
2022
Sales(1)	18,164	3,128	882	274	22,448	6,327	3,219	2,142	10,760	22,448
Non-current assets(2), (3)						5,899	2,396	2,413	10,861	21,569
2021
Sales(1)	15,634	2,562	741	216	19,153	5,441	3,011	1,822	8,879	19,153
Non-current assets(2), (3)						4,320	2,561	2,119	10,063	19,063
(1)    The geographical analysis of sales is based on the location of third-party customers.
(2)    The geographical analysis of non-current assets is based on the geographical location of the assets and comprises intangible assets, property, plant and equipment, biological assets, investments in associates and joint ventures, other investments and non-current other receivables.
(3)    The management information provided to the chief operating decision-maker does not include an analysis of assets and liabilities by category and therefore is not disclosed.

3. Operating costs

	2023 £ million	2022 £ million	2021 £ million
Excise duties	6,402	6,996	6,420
Cost of sales	6,899	5,973	5,038
Marketing	3,051	2,721	2,163
Other operating items	2,531	2,349	1,801
	18,883	18,039	15,422
Comprising:
Excise duties
India	1,625	2,182	2,127
Great Britain	1,095	1,172	1,018
United States	687	614	589
Other	2,995	3,028	2,686
Increase in inventories	(513)	(909)	(293)
Raw materials and consumables	4,328	4,017	3,126
Marketing	3,051	2,721	2,163
Other external charges	2,747	2,597	1,978
Staff costs	1,830	1,795	1,586
Depreciation, amortisation and impairment	1,066	828	447
Gains on disposal of properties	(4)	(2)	(1)
Net foreign exchange losses	10	10	22
Other operating income	(34)	(14)	(26)
	18,883	18,039	15,422

(a) Other external charges
Other external charges include research and development expenditure in respect of new drinks products and package design of £53 million (2022 – £43 million; 2021 – £40 million) and maintenance and repairs of £143 million (2022 – £136 million; 2021 – £107 million).

Financial statements (continued)
(b) Auditors fees
Other external charges include the fees of the principal auditors of the group, PricewaterhouseCoopers LLP and its affiliates (PwC) and are analysed below.

	2023 £ million	2022 £ million	2021 £ million
Audit of these financial statements	5.2	4.2	3.8
Audit of financial statements of subsidiaries	5.7	6.1	4.4
Audit related assurance services(1)	2.7	2.5	2.6
Total audit fees (Audit fees)	13.6	12.8	10.8
Other assurance services (Audit related fees)(2)	1.2	0.7	0.8
	14.8	13.5	11.6
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

Audit services provided by firms other than PwC for the year ended 30 June 2023 were £0.1 million (2022 – £0.1 million; 2021 – £0.1 million). Further PwC fees for audit services in respect of post employment plans were £0.3 million for the year ended 30 June 2023 (2022 – £0.2 million; 2021 – £0.2 million).

(c) Staff costs and average number of employees

	2023 £ million	2022 £ million	2021 £ million
Aggregate remuneration
Wages and salaries	1,548	1,557	1,336
Share-based incentive plans	48	59	50
Employer’s social security	115	107	83
Employer’s pension
Defined benefit plans	67	36	82
Defined contribution plans	44	33	25
Other post employment plans	8	3	10
	1,830	1,795	1,586

The average number of employees on a full-time equivalent basis (excluding employees of associates and joint ventures) was as follows:

	2023	2022	2021
North America	2,884	2,811	2,562
Europe	2,789	3,014	3,237
Asia Pacific	6,856	6,500	6,474
Latin America and Caribbean	1,495	1,500	1,505
Africa	3,526	4,061	4,016
SC&P	6,934	5,025	5,085
Corporate and other	5,753	5,076	4,687
	30,237	27,987	27,566

At 30 June 2023 on a full-time equivalent basis, the group had 30,269 (2022 – 28,558; 2021 – 27,783) employees. The average number of employees of the group, including part-time employees, for the year was 30,419 (2022 – 28,137; 2021 – 28,025).

Financial statements (continued)
(d) Exceptional operating items
Included in the table above are exceptional operating items as follows:

	2023 £ million	2022 £ million	2021 £ million
Depreciation, amortisation and impairment
Brand and goodwill impairment	498	336	—
Tangible asset impairment and accelerated depreciation	72	—	—
Staff costs	10	—	5
Other external charges	60	52	13
Other operating income	(18)	—	(3)
Total exceptional operating items (note 4)	622	388	15
Cost of sales	67	—	—
Other operating expenses	555	388	15

4. Exceptional items

Accounting policies
Critical accounting judgements Exceptional items are those that in management’s judgement need to be disclosed separately. Such items are included within the income statement caption to which they relate. Management believes that separate disclosure of exceptional items and the classification between operating and non-operating further helps investors to understand the performance of the group.
Changes in estimates and reversals in relation to items previously recognised as exceptional are presented consistently as exceptional in the current year.
Operating items Exceptional operating items are those that are considered to be material and unusual or non-recurring in nature and are part of the operating activities of the group, such as one-off global restructuring programmes which can be multi-year, impairment of intangible assets and fixed assets, indirect tax settlements, property disposals and changes in post employment plans.
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
Taxation items Exceptional current and deferred tax items comprise material and unusual or non-recurring items that impact taxation. Examples include direct tax provisions and settlements in respect of prior years and the remeasurement of deferred tax assets and liabilities following tax rate changes.

Financial statements (continued)

	2023 £ million	2022 £ million	2021 £ million
Exceptional operating items
Brand and goodwill impairment (1)	(498)	(336)	—
Supply chain agility programme (2)	(100)	—	—
Distribution termination fee (3)	(44)	—	—
Winding down Russian operations (4)	20	(50)	—
Other exceptional operating items (5)	—	(2)	(15)
	(622)	(388)	(15)
Non-operating items
Sale of businesses and brands
Guinness Cameroun S.A. (6)	310	—	—
Archers brand (7)	20	—	—
USL Popular brands (8)	4	—	—
USL businesses (9)	1	—	3
Tyku brand (10)	(3)	—	—
Picon brand (11)	—	91	—
Meta Abo Brewery (12)	—	(95)	—
Windsor business (13)	—	(19)	—
Step acquisition - Mr Black (14)	(8)	—	—
Other non-operating exceptional items (15)	4	6	11
	328	(17)	14

Exceptional items before taxation	(294)	(405)	(1)
Tax on exceptional items (note 7 (b))	186	31	(84)

Total exceptional items	(108)	(374)	(85)
Attributable to:
Equity shareholders of the parent company	33	(271)	(86)
Non-controlling interests	(141)	(103)	1
Total exceptional items	(108)	(374)	(85)

(1) In the year ended 30 June 2023, an impairment charge of £498 million was recognised in exceptional operating items mainly driven by the McDowell's brand in India.
In the year ended 30 June 2022, an impairment charge of £336 million was recognised in exceptional operating items in respect of the McDowell's brand (£240 million), the Bell's brand (£77 million) and goodwill related to Smirnov (£19 million).
For further information, see note 9 (d).

(2) In the year ended 30 June 2023, an exceptional charge of £100 million was accounted for in respect of the supply chain agility programme announced in July 2022. With this five-year spanning programme, Diageo expects to strengthen its supply chain, improve its resilience and agility, drive efficiencies, deliver additional productivity savings and make its supply operations more sustainable. Total implementation cost of the programme is expected to be up to £500 million over the five-year period, which will comprise non-cash items and one-off expenses, the majority of which are expected to be recognised as exceptional operating items. The exceptional charge for the year ended 30 June 2023 was primarily in respect of accelerated depreciation, being additional depreciation of assets in the period directly attributable to the programme, and impairment of property, plant and equipment in respect of North America and India. Restructuring cash expenditure was £12 million in the year ended 30 June 2023.

(3) In the year ended 30 June 2023, Diageo agreed with one of its distributors in Africa to terminate the distribution license of one of its spirits brands, in respect of which a provision of £44 million was provided for and was recognised as an operating exceptional charge. No payment was made in the period.

(4) In the year ended 30 June 2023, Diageo released unutilised provisions of £20 million from the £50 million exceptional charge taken in the year ended 30 June 2022, in respect of winding down its operations in Russia.

Financial statements (continued)
(5) Other exceptional operating items include subsequent gains and charges of items that were originally recognised as exceptional at inception. In the year ended 30 June 2022, other exceptional operating items resulted in a loss of £2 million driven by the reinvestment of 'Raising the Bar' corporate tax benefits. In the year ended 30 June 2021, other exceptional operating items were a loss of £15 million mainly driven by the charge of the ongoing litigation in Turkey.

(6) On 26 May 2023, Diageo announced the completion of the sale of its wholly owned subsidiary in Cameroon, Guinness Cameroun S.A., to the Castel Group for an aggregate consideration of £384 million resulting in an exceptional gain of £310 million, including cumulative translation gain in the amount of £17 million recycled to the income statement.

(7) On 26 October 2022, Diageo completed the sale of its Archers brand. The transaction resulted in an exceptional gain of £20 million.

(8) On 30 September 2022, Diageo announced the completion of the sale of the Popular brands of its United Spirits Limited (USL) business. The transaction resulted in an exceptional gain of £4 million.

(9) Certain subsidiaries of USL were sold in the year ended 30 June 2023. The sale of these subsidiaries resulted in an exceptional gain of £1 million (2022 – nil; 2021 – £3 million).

(10) In the year ended 30 June 2023, Diageo sold its Tyku brand. The transaction resulted in an exceptional loss of £3 million.

(11) In May 2022, Diageo sold its Picon brand. The sale resulted in an exceptional non-operating gain of £91 million, net of disposal costs.

(12) In the year ended 30 June 2022, a loss of £95 million was recognised as a non-operating item attributable to the sale of Meta Abo Brewery Share Company in Ethiopia.

(13) On 25 March 2022, Diageo agreed to the sale of its Windsor business in Korea. At 30 June 2022, assets and liabilities attributable to Windsor business were classified as held for sale and were measured at the lower of their cost and fair value less cost of disposal. In the year ended 30 June 2022, a loss of £19 million was recognised as a non-operating item, mainly in relation to transaction and other costs directly attributable to the prospective sale of the business. The conditional agreement was terminated in the year ended 30 June 2023 as the buyer was unable to meet certain conditions to completion.

(14) On 29 September 2022, the group acquired the part of the entire issued share capital of Mr Black Spirits Pty Ltd, owner of Mr Black, the Australian premium cold brew coffee liqueur, that it did not already own. As a result of Mr Black becoming a subsidiary of the group in the year ended 30 June 2023, a loss of £8 million arose, being the difference between the book value of the associate prior to the transaction and its fair value plus transaction costs.

(15) Other exceptional non-operating items include subsequent gains and charges of items that were originally recognised as exceptional at inception. In the year ended 30 June 2023, other exceptional non-operating items resulted in a net gain of £4 million (2022 – £6 million; 2021 – £11 million), mainly driven by the deferred consideration received in respect of the sale of United National Breweries.
For further information on acquisition and sale of businesses and brands, see notes 8 (a) and 8 (b).

Financial statements (continued)

Cash payments and receipts included in net cash inflow from operating activities in respect of exceptional items were as follows:

	2023 £ million	2022 £ million	2021 £ million
Thalidomide (note 15 (d) (i))	(14)	(16)	(15)
Winding down Russian operations	(13)	(13)	—
Supply chain agility programme	(12)	—	—
Donations	—	(37)	(50)
Indirect tax in Korea	—	—	(10)
Ongoing litigation in Turkey	—	—	(1)
Substitution drawback	—	—	60
Total cash payments	(39)	(66)	(16)

5. Finance income and charges

Accounting policies
Net interest includes interest income and charges in respect of financial instruments and the results of hedging transactions used to manage interest rate risk.
Finance charges directly attributable to the acquisition, construction or production of a qualifying asset, being an asset that necessarily takes a substantial period of time to get ready for its intended use or sale, are added to the cost of that asset. Borrowing costs which are not capitalised are recognised in the income statement using the effective interest method. All other finance charges are recognised primarily in the income statement in the year in which they are incurred.
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

Financial statements (continued)

	2023 £ million	2022 £ million	2021 £ million
Interest income	160	127	119
Fair value gain on financial instruments	103	341	124
Total interest income(1)	263	468	243
Interest charge on bank loans, bonds and overdrafts	(470)	(371)	(365)
Interest charge on leases	(15)	(12)	(16)
Interest charge on other borrowings	(271)	(92)	(84)
Fair value loss on financial instruments	(102)	(346)	(126)
Total interest charges(1)	(858)	(821)	(591)
Net interest charges	(595)	(353)	(348)
Net finance income in respect of post employment plans in surplus (note 14)	59	22	18
Hyperinflation adjustment in respect of Turkey (note 1 (f))	10	—	—
Hyperinflation adjustment in respect of Venezuela (note 1 (f))	—	1	2
Interest income in respect of direct and indirect tax	8	2	15
Unwinding of discounts	—	4	—
Total other finance income	77	29	35
Net finance charge in respect of post employment plans in deficit (note 14)	(15)	(12)	(13)
Hyperinflation adjustment in respect of Turkey (note 1 (f))	—	(34)	—
Hyperinflation adjustment in respect of Venezuela (note 1 (f))	(2)	—	—
Hyperinflation adjustment and foreign exchange revaluation of monetary items in respect of Lebanon (note 1 (f))	—	(3)	(8)
Unwinding of discounts	(13)	(11)	(20)
Interest charge in respect of direct and indirect tax	(25)	(16)	(11)
Change in financial liability (Level 3)	(8)	(20)	(7)
Guarantee fees	(1)	(1)	(1)
Other finance charges	(12)	(1)	—
Total other finance charges	(76)	(98)	(60)
Net other finance income/(charges)	1	(69)	(25)
(1)    Includes £81 million interest income and £(522) million interest charge in respect of financial assets and liabilities that are not measured at fair value through income statement (2022 – £27 million income and £(417) million charge; 2021 – £28 million income and £(429) million charge).

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

Diageo’s principal associate is Moët Hennessy of which Diageo owns 34%. Moët Hennessy is the wines and spirits division of LVMH Moët Hennessy Louis Vuitton SA (LVMH). LVMH is based in France and is listed on the Paris Stock Exchange. Moët Hennessy is also based in France and is a producer and exporter of champagne and cognac brands.
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

(a) An analysis of the movement in the group’s investments in associates and joint ventures is as follows:

	Moët Hennessy £ million	Others £ million	Total £ million
Cost less provisions
At 30 June 2021	3,128	180	3,308
Exchange differences	48	12	60
Additions	—	65	65
Share of profit/(loss) after tax	425	(8)	417
Dividends	(186)	(4)	(190)
Share of movements in other comprehensive income and equity	(6)	—	(6)
Impairment charged during the year	—	(2)	(2)
At 30 June 2022	3,409	243	3,652
Exchange differences	(51)	(8)	(59)
Additions	—	93	93
Share of profit/(loss) after tax	379	(9)	370
Step acquisition	—	(17)	(17)
Dividends	(214)	(5)	(219)
Share of movements in other comprehensive income and equity	36	—	36
Transfer	—	1	1
Impairment charged during the year	—	(28)	(28)
At 30 June 2023	3,559	270	3,829
(i)     Investment in associates includes loans given to and preference shares invested in associates of £168 million (2022 – £163 million).
(ii)    If certain performance targets are met by associates in the Distill Ventures programme, an additional £27 million (2022 – £22 million) will be invested in those associates.

Financial statements (continued)
(b) Moët Hennessy prepares its financial statements under IFRS as endorsed by the EU in euros to 31 December each year. The results were adjusted for alignment with Diageo accounting policies and were translated at £1 = €1.15 (2022 – £1 = €1.18; 2021 – £1 = €1.13).
Income statement information for the three years ended 30 June 2023 and balance sheet information as at 30 June 2023 and 30 June 2022 of Moët Hennessy are as follows:

	2023 £ million	2022 £ million	2021 £ million
Sales	6,003	5,553	4,819
Profit for the year	1,117	1,250	985
Total comprehensive income	1,161	1,269	999

	2023 £ million	2022 £ million
Non-current assets	6,774	5,957
Current assets	9,155	8,447
Total assets	15,929	14,404
Non-current liabilities	(2,108)	(1,791)
Current liabilities	(3,160)	(2,415)
Total liabilities	(5,268)	(4,206)
Net assets	10,661	10,198
(i)    Including acquisition fair value adjustments principally in respect of Moët Hennessy’s brands and translated at £1 = €1.17 (2022 – £1 = €1.16).

(c) Information on transactions between the group and its associates and joint ventures is disclosed in note 21.
(d) Investments in associates and joint ventures comprise the cost of shares less goodwill written off on acquisitions prior to 1 July 1998 of £1,384 million (2022 – £1,340 million), plus the group’s share of post acquisition reserves of £2,445 million (2022 – £2,312 million).
(e) The associates and joint ventures have not reported any material contingent liabilities in their latest financial statements.

7. Taxation

Accounting policies
Current tax is based on taxable profit for the year. Taxable profit is different from accounting profit due to temporary differences between accounting and tax treatments, and due to items that are never taxable or tax deductible. Tax treatments are not recognised unless it is probable that a tax authority will accept the treatment. Once considered to be probable, tax treatments are reviewed each year to assess whether a provision should be taken against full recognition of the treatment on the basis of potential settlement through negotiation and/or litigation with the relevant tax authorities. Tax provisions are included in current liabilities. Penalties and interest on tax liabilities are included in operating profit and finance charges, respectively.
Full provision for deferred tax is made for temporary differences between the carrying value of assets and liabilities for financial reporting purposes and their value for tax purposes, except for deferred tax provision arising on goodwill from business combinations. The amount of deferred tax reflects the expected recoverable amount and is based on the expected manner of recovery or settlement of the carrying amount of assets and liabilities, using the basis of taxation enacted or substantively enacted by the balance sheet date. Deferred tax assets are not recognised where it is more likely than not that the assets will not be realised in the future. No deferred tax liability is provided in respect of any future remittance of earnings of foreign subsidiaries where the group is able to control the remittance of earnings and it is probable that such earnings will not be remitted in the foreseeable future, or where no liability would arise on the remittance.
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

Financial statements (continued)
brands with an indefinite life have been impaired, management considers this to be an indication of recovery through use and in such a case deferred tax on the brand value is recognised using the appropriate country corporate income tax rate.

(a) Analysis of taxation charge for the year

	United Kingdom			Rest of world			Total
	2023 £ million	2022 £ million	2021 £ million	2023 £ million	2022 £ million	2021 £ million	2023 £ million	2022 £ million	2021 £ million
Current tax
Current year	160	174	100	879	867	684	1,039	1,041	784
Adjustments in respect of prior years	33	10	1	(39)	16	28	(6)	26	29
	193	184	101	840	883	712	1,033	1,067	813
Deferred tax
Origination and reversal of temporary differences	25	—	13	(70)	21	18	(45)	21	31
Changes in tax rates	—	2	46	11	1	32	11	3	78
Adjustments in respect of prior years	6	—	8	(35)	(42)	(23)	(29)	(42)	(15)
	31	2	67	(94)	(20)	27	(63)	(18)	94
Taxation on profit	224	186	168	746	863	739	970	1,049	907

(b) Exceptional tax (credits)/charges
The taxation charge includes the following exceptional items:

	2023 £ million	2022 £ million	2021 £ million
Brand impairment(1)	(124)	(55)	—
US guarantee fee claim(2)	(57)	—	—
Supply chain agility programme	(23)	—	—
Distribution termination fee	(11)	—	—
Disposal of businesses and brands(3)	29	23	—
Winding down Russian operations	—	3	—
Tax rate change in the United Kingdom(4)	—	—	46
Tax rate change in the Netherlands(5)	—	—	42
Other items	—	(2)	(4)
	(186)	(31)	84
(1) In the year ended 30 June 2023, an exceptional tax credit of £124 million was recognised mainly in respect of the impairment of the McDowell's brand. In the year ended 30 June 2022, the exceptional tax credit of £55 million consists of tax impact on the impairment of the McDowell's and Bell's brands for £35 million and £20 million, respectively.
(2) In the year ended 30 June 2023, an exceptional tax credit of £57 million was recognised in respect of the deductibility of fees paid to Diageo plc for guaranteeing externally issued debt of US group entities. Following engagement with the tax authorities, guarantee fees for the periods ended 30 June 2012 to 30 June 2022 are fully deductible.
(3)    In the year ended 30 June 2023, the exceptional net tax charge of £29 million mainly comprised of a tax charge of £42 million in respect of the sale of Guinness Cameroun S.A., partly offset by a tax credit of £10 million in respect of the sale of certain USL businesses. In the year ended 30 June 2022, a £23 million exceptional tax charge was recognised in respect of the gain on the sale of the Picon brand.
(4) On 24 May 2021, legislation was substantively enacted in the UK to increase the corporate tax rate to 25% with effect from 1 April 2023. As a result of the change, an exceptional tax charge of £46 million was recognised for the year ended 30 June 2021 in relation to the remeasurement of deferred tax assets and liabilities. In addition, there was a one-off charge of £48 million to other comprehensive income and equity, mainly in respect of the remeasurement of the deferred tax liabilities on the post employment assets.
(5) On 15 December 2020, legislation was substantively enacted in the Netherlands to maintain the headline corporate tax rate at 25%, reversing a previously enacted reduction in the corporate tax rate to 21.7% from 2021. As a result of the change, an exceptional tax charge of £42 million was recognised for the year ended 30 June 2021 in relation to the remeasurement of deferred tax liabilities. In the year ended 30 June 2022, the Dutch Senate enacted an increased tax rate of 25.8%. The remeasurement of deferred tax liabilities was recognised as an underlying tax charge.

Financial statements (continued)

(c) Taxation rate reconciliation and factors that may affect future tax charges

	2023 £ million	2023%	2022 £ million	2022%	2021 £ million	2021%
Profit before taxation	4,736		4,387		3,706
Notional charge at UK corporation tax rate	971	20.5	833	19.0	704	19.0
Elimination of notional tax on share of after tax results of associates and joint ventures	(76)	(1.6)	(79)	(1.8)	(63)	(1.7)
Differences in overseas tax rates	95	2.0	161	3.7	128	3.5
Disposal of businesses and brands	(42)	(0.9)	21	0.5	(2)	(0.1)
Other items not chargeable	(63)	(1.3)	(49)	(1.1)	(52)	(1.4)
Impairment	(2)	—	36	0.8	—	—
Other items not deductible	71	1.5	58	1.3	67	1.8
Irrecoverable withholding taxes	38	0.8	39	0.9	25	0.7
Movement in provision in respect of uncertain tax positions(1)	27	0.6	42	0.9	1	—
Changes in tax rates(2)	11	0.2	3	0.1	78	2.1
Adjustments in respect of prior years(3)	(60)	(1.3)	(16)	(0.4)	21	0.6
Taxation on profit	970	20.5	1,049	23.9	907	24.5
Tax rate before exceptional items	—	23.0	—	22.5	—	22.2
(1) Movement in provision in respect of uncertain tax positions includes both current and prior year uncertain tax position movements.
(2)    Changes in tax rates for the year ended 30 June 2021 are mainly due to the tax rate change in the Netherlands and the United Kingdom.
(3)    Excludes prior year movement in provisions. Also included an exceptional tax credit of £57 million in respect of the deductibility of fees paid to Diageo plc for guaranteeing externally issued debt of its US group entities.

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
The group has a number of ongoing tax audits worldwide for which provisions are recognised in line with the relevant accounting standard, taking into account best estimates and management’s judgements concerning the ultimate outcome of the tax audits. For the year ended 30 June 2023, ongoing audits that are provided for individually are not expected to result in a material tax liability. The current tax asset of £232 million (30 June 2022 – £149 million) and tax liability of £135 million (30 June 2022 – £252 million) include £173 million (30 June 2022 – £156 million) of provisions for tax uncertainties.
The cash tax paid in the year ended 30 June 2023 amounts to £1,201 million (30 June 2022 – £949 million) and is £231 million higher than the current tax charge (30 June 2022 – £100 million lower). This arises as a result of timing differences between the accrual of income taxes, the movement in the provision for uncertain tax positions and the actual payment of cash.
In December 2021, the OECD released a framework for Pillar Two Model Rules which will introduce a global minimum corporate tax rate of 15% applicable to multinational enterprise groups with global revenue over €750 million. The legislation implementing the rules in the UK was substantively enacted on 20 June 2023 and will apply to Diageo from the financial year ending 30 June 2025 onwards. Diageo is reviewing this legislation and also monitoring the status of implementation of the model rules outside of the UK to understand the potential impact on the group. Diageo has applied the temporary exception under IAS 12 in relation to the accounting for deferred taxes arising from the implementation of the Pillar Two rules.

Financial statements (continued)
(d) Deferred tax assets and liabilities
Deferred tax recognised in the consolidated balance sheet comprise the following net deferred tax (liabilities)/assets:

	Property, plant and equipment £ million	Intangible assets £ million	Post employment plans £ million	Tax losses £ million	Other temporary differences(1) £ million	Total £ million
At 30 June 2021	(381)	(1,636)	(129)	57	244	(1,845)
Exchange differences	(21)	(155)	3	3	17	(153)
Recognised in income statement	(42)	(3)	(10)	2	74	21
Reclassification	2	40	—	—	(7)	35
Recognised in other comprehensive loss and equity	(20)	(104)	(103)	—	20	(207)
Tax rate change – recognised in income statement	(1)	(3)	—	1	—	(3)
Tax rate change – recognised in other comprehensive loss and equity	—	—	(22)	—	2	(20)
Acquisition of subsidiaries	—	(31)	—	—	—	(31)
Sale of businesses	(5)	—	—	—	3	(2)
At 30 June 2022	(468)	(1,892)	(261)	63	353	(2,205)
Exchange differences	33	113	(3)	1	(10)	134
Recognised in income statement	(30)	93	2	(15)	24	74
Recognised in other comprehensive income and equity	(6)	(30)	152	—	(50)	66
Tax rate change – recognised in income statement	(1)	(12)	(1)	—	3	(11)
Acquisition of subsidiaries	—	(71)	—	—	—	(71)
Transfer from asset held for sale	(2)	(37)	—	—	5	(34)
Sale of businesses	10	—	(1)	—	(4)	5
At 30 June 2023	(464)	(1,836)	(112)	49	321	(2,042)
(1)    Deferred tax on other temporary differences includes hyperinflation, fair value movement on cross-currency swaps, interest and finance costs, share-based payments and intra-group sales of products.

After offsetting deferred tax assets and liabilities that relate to taxes levied by the same taxation authority on the same taxable fiscal unit, the net deferred tax liability comprises:

	2023 £ million	2022 £ million
Deferred tax assets	141	114
Deferred tax liabilities	(2,183)	(2,319)
	(2,042)	(2,205)

Deferred tax assets of £141 million include £65 million (2022 – £47 million) arising in jurisdictions with prior year taxable losses, primarily in Germany and Brazil. It is considered more likely than not that there will be sufficient future taxable profits to realise these deferred tax assets, which for the most part arose on losses from a historic one-off transaction, and on existing provisions. The majority of deferred tax assets can be carried forward indefinitely. From the total recognised tax losses of £49 million, it is expected that £10 million will be utilised in the year ending 30 June 2024.

(e) Unrecognised deferred tax assets
The following table shows the tax value of tax losses which has not been recognised due to uncertainty over their utilisation in future periods. The gross value of those losses is £632 million (2022 – £674 million).

	2023 £ million	2022 £ million
Capital losses – indefinite	98	98
Trading losses – indefinite	24	25
Trading and capital losses – expiry dates up to 2032	39	46
	161	169

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
The aggregate amount of temporary differences in respect of investments in subsidiaries, branches, interests in associates and joint ventures for which deferred tax liabilities have not been recognised is approximately £19.8 billion (2022 – £21.0 billion).

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
For all entities in which the company directly or indirectly owns equity, a judgement is made to determine whether it controls and therefore should fully consolidate the investee. An assessment is carried out to determine whether the group has the exposure or rights to the variable returns of the investee and has the ability to affect those returns through its power over the investee. To establish control, an analysis is carried out of the substantive and protective rights that the group and the other investors hold. This assessment is dependent on the activities and purpose of the investee and the rights of the other shareholders, such as which party controls the board, executive committee and material policies of the investee. Determining whether the rights that the group holds are substantive, requires management judgement.
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

Financial statements (continued)
(a) Acquisition of businesses
Fair value of net assets acquired and cash consideration paid in respect of the acquisition of subsidiaries in the three years ended 30 June 2023 were as follows:

	Net assets acquired and consideration
	Don Papa £ million	Other £ million	2023 £ million	2022 £ million	2021 £ million
Brands and other intangibles	293	45	338	120	334
Property, plant and equipment	1	24	25	—	15
Inventories	6	21	27	6	12
Other working capital	(2)	(1)	(3)	3	(3)
Deferred tax	(67)	(4)	(71)	(31)	(15)
Borrowings	—	—	—	—	(8)
(Overdraft)/Cash	(1)	1	—	1	4
Fair value of assets and liabilities	230	86	316	99	339
Goodwill arising on acquisition	64	28	92	70	274
Settlement of pre-existing relationship	—	—	—	(1)	—
Step acquisitions	—	(11)	(11)	(6)	—
Consideration payable	294	103	397	162	613
Satisfied by:
Cash consideration paid	(218)	(98)	(316)	(88)	(358)
Contingent consideration payable	(72)	(4)	(76)	(70)	(253)
Deferred consideration payable	(4)	(1)	(5)	(4)	(2)
	(294)	(103)	(397)	(162)	(613)
Cash consideration paid in respect of the acquisition of businesses and purchase of shares of non-controlling interests in the three years ended 30 June 2023 were as follows:

	Consideration
	2023 £ million	2022 £ million	2021 £ million
Acquisitions in the year - subsidiaries
Cash consideration paid	(316)	(88)	(358)
Cash acquired	—	1	4
Prior year acquisitions - subsidiaries
Contingent consideration paid for Casamigos	—	(83)	(89)
Other consideration	(26)	(36)	(7)
Investments in associates
Cash consideration paid	(14)	(4)	—
Capital injection	(79)	(61)	(38)
Net cash outflow on acquisition of businesses	(435)	(271)	(488)
Purchase of shares of non-controlling interests	(146)	—	(42)
Total net cash outflow	(581)	(271)	(530)

Financial statements (continued)
Acquisitions in the year
On 10 March 2023, Diageo completed the acquisition of Kanlaon Limited and Chat Noir Co. Inc., (the owner of Don Papa Rum) to support Diageo’s participation in the super-premium dark rum segment for upfront cash consideration of €246 million (£218 million), deferred consideration of €4 million (£4 million) and contingent consideration of up to €178 million (£158 million) through to 2028 subject to certain financial performance targets, reflecting the brand’s expected growth potential. The fair value of the contingent consideration of €82 million (£72 million) was estimated by calculating the present value of the future expected cash flows which is dependent on management’s estimates in respect of the forecasting of future cash flows and the discount rates applicable to the future cash flows. The goodwill arising on the acquisition of Don Papa Rum represents expected revenue synergies and the acquired workforce. Don Papa Rum contributed £10 million to net sales and £15 million operating loss to the period, out of which £15 million is related to acquisition transaction and integration costs in the year ended 30 June 2023. The fair value measurement of assets and liabilities acquired is in progress. The fair values of assets and liabilities acquired are provisional and will be finalised in the year ending 30 June 2024. Diageo completed further acquisitions in the year ended 30 June 2023: (i) on 29 September 2022, the acquisition of the remaining issued share capital of Mr Black Spirits Pty Ltd, owner of Mr Black, the Australian premium cold brew coffee liqueur, that it did not already own; and (ii) on 2 November 2022, the acquisition of the entire issued share capital of Balcones Distilling, a Texas craft distiller and one of the leading producers of American single malt whiskey in the United States. The aggregate up-front cash consideration paid on completion of these transactions in the year ended 30 June 2023 was £98 million.

Prior year acquisitions
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
Diageo also completed a number of additional acquisitions in the year ended 30 June 2021, comprising: (i) in February 2021, the acquisition of Chase Distillery Limited, to further support Diageo's participation in the premium-plus gin segment in the United Kingdom; (ii) in March 2021, the acquisition of Far West Spirits LLC, owner of the Lone River Ranch Water brand, to improve Diageo's participation in the ready to drink category in the United States; and (iii) in April 2021, the acquisition of Sons of Liberty Spirits Company, to expand Diageo's spirits-based ready to drink portfolio with Loyal 9 Cocktails. The aggregate upfront cash consideration paid on completion of these three transactions in the year ended 30 June 2021 was £95 million. In addition, two of these transactions included provision for further contingent consideration of up to £86 million in aggregate, in each case linked to performance targets, and one of the transactions provided for a further £2 million of deferred consideration, of which £1 million was paid by 30 June 2021.

Purchase of shares of non-controlling interests
On 24 March 2023, Diageo completed the purchase of 14.97% of the share capital of EABL for an aggregate consideration of KES 22,732 million (£142 million) in cash and transaction costs of £4 million. This took Diageo’s shareholding in EABL from 50.03% to 65%. EABL was already controlled and therefore consolidated prior to this transaction.
In the year ended 30 June 2021, EABL, a Diageo subsidiary completed the acquisition of 30% of shares in Serengeti Breweries Limited for a consideration of $55 million (£42 million) in cash and £16 million in the form of shareholder loan from two Diageo subsidiaries in 2021, increasing Diageo's effective economic interest from 40.2% to 47.0%.
All transactions were recognised in retained earnings.

Financial statements (continued)
(b) Sale of businesses and brands

Cash consideration received and net assets disposed of in respect of sale of businesses and brands in the three years ended 30 June 2023 were as follows:

	Guinness Cameroun S.A. £ million	Other £ million	2023 £ million	2022 £ million	2021 £ million
Sale consideration
Cash received	384	115	499	106	14
(Cash)/overdraft disposed of	(13)	—	(13)	2	—
Transaction and other directly attributable costs paid	(17)	(7)	(24)	(26)	—
Net cash received	354	108	462	82	14
Transaction costs payable	(8)	3	(5)	(16)	1
	346	111	457	66	15
Net assets disposed of
Goodwill	—	—	—	(14)	—
Property, plant and equipment	(103)	(3)	(106)	(11)	(2)
Assets and liabilities held for sale	—	(79)	(79)	—	—
Inventories	(24)	(4)	(28)	(4)	—
Other working capital	69	—	69	15	1
Other borrowings	2	—	2	1	—
Corporate tax	(3)	—	(3)	(5)	—
Deferred tax	5	—	5	(2)	—
Post employment benefit liabilities	4	—	4	—	—
	(50)	(86)	(136)	(20)	(1)
Impairment charge recognised up until the date of sale	(3)	—	(3)	—	—
Exchange recycled from other comprehensive income	17	1	18	(63)	—
Gain/(loss) on disposal before taxation	310	26	336	(17)	14
Taxation	(42)	13	(29)	(23)	—
Gain/(loss) on disposal after taxation	268	39	307	(40)	14

On 26 May 2023, Diageo completed the sale of Guinness Cameroun S.A., its brewery in Cameroon. The aggregate consideration for the disposal was £384 million, the disposed net asset of £63 million mainly included property, plant and equipment and trade and other payables. The transaction resulted in a non-operating exceptional gain of £310 million. The disposed Cameroon operations contributed net sales of £101 million (2022 – £124 million; 2021 – £113 million), operating profit of £26 million (2022– £27 million; 2021– £22 million) in the year ended 30 June 2023.
On 30 September 2022, Diageo completed the sale of the Popular brands of its USL business. The aggregate consideration for the disposal was £87 million, the disposed net assets included net working capital of £31 million and brands of £22 million, and £16 million goodwill was derecognised. The transaction resulted in a non-operating exceptional gain of £4 million. Popular brands contributed net sales of £34 million (2022– £139 million; 2021 – £148 million), operating profit of £5 million (2022– £26 million; 2021– £30 million) in the year ended 30 June 2023.

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
In the year ended 30 June 2022, ZAR 133 million (£6 million) (2021 – £10 million) of deferred consideration was paid to Diageo in respect of the sale of United National Breweries. The disposal was completed on 1 April 2020 for an aggregate consideration of ZAR 600 million (£27 million) from which ZAR 378 million (£17 million) was deferred.
Prior year disposals further included the sale of certain USL subsidiaries in the year ended 30 June 2021 for an aggregate consideration of £3 million, which resulted in an exceptional gain of £3 million.

Financial statements (continued)

(c) Assets and liabilities held for sale

Assets and liabilities held for sale at 30 June 2022 included Diageo’s Windsor business in Korea and the portfolio of Popular brands of USL.
In March 2022, Diageo agreed to sell its Windsor business in Korea to Bayside/Metis Private Equity Consortium. On 27 September 2022, Diageo announced the termination of the conditional agreement. Consequently, the recoverable assets and liabilities attributable to the business were reclassified out of held for sale.
On 27 May 2022, USL reached agreement with Inbrew Beverages Pvt Limited for the sale of Popular brands. On 30 September 2022, Diageo announced the completion of the sale of the selected Popular brands, accordingly the assets and liabilities attributable to the business were disposed from held for sale.

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
Amortisation and impairment of intangible assets is based on their useful economic lives and they are amortised on a straight-line basis and reviewed for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable. Goodwill and intangible assets that are regarded as having indefinite useful economic lives are not amortised and are reviewed for impairment at least annually or when there is an indication that the assets may be impaired. Impairment reviews compare the net carrying value with the recoverable amount (where recoverable amount is the higher of fair value less costs of disposal and value in use) and in case the net carrying value exceeds the recoverable amount an impairment charge is recognised. Amortisation and any impairment write downs are charged to other operating expenses in the income statement.
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
Consideration of climate risk impact
The impact of climate risk on the future cash flows has also been considered for scenarios analysed in line with the climate change risk assessment. The climate change scenario analyses performed in 2023 – conducted in line with TCFD recommendations (‘Transition Scenario’ (RCP 2.6), a ‘Moderate Warming’ Scenario (RCP 4.5) and a ‘Severe Warming Scenario (RCP 8.5)) – identified no material financial impact to the current year impairment assessments.

Financial statements (continued)

	Brands £ million	Goodwill £ million	Other intangibles £ million	Computer software £ million	Total £ million
Cost
At 30 June 2021	8,458	2,627	1,421	673	13,179
Hyperinflation adjustment in respect of Turkey	315	208	—	1	524
Exchange differences	639	145	194	28	1,006
Additions	109	70	55	67	301
Disposals	(23)	(42)	—	(23)	(88)
Reclassification to asset held for sale	(560)	—	—	(8)	(568)
At 30 June 2022	8,938	3,008	1,670	738	14,354
Hyperinflation adjustment in respect of Turkey	81	60	—	—	141
Exchange differences	(531)	(257)	(64)	(16)	(868)
Additions	338	92	13	155	598
Disposals	—	—	—	(26)	(26)
Reclassification from/(to) asset held for sale	453	(29)	—	—	424
At 30 June 2023	9,279	2,874	1,619	851	14,623
Amortisation and impairment
At 30 June 2021	1,097	670	80	568	2,415
Exchange differences	51	60	(1)	25	135
Amortisation for the year	—	—	7	38	45
Impairment	317	19	—	—	336
Disposals	(23)	(28)	—	(20)	(71)
Reclassification to asset held for sale	(400)	—	—	(8)	(408)
At 30 June 2022	1,042	721	86	603	2,452
Exchange differences	(96)	(61)	(1)	(15)	(173)
Amortisation for the year	—	—	16	40	56
Impairment	498	—	—	—	498
Disposals	—	—	—	(24)	(24)
Reclassification from/(to) asset held for sale	315	(13)	—	—	302
At 30 June 2023	1,759	647	101	604	3,111
Carrying amount
At 30 June 2023	7,520	2,227	1,518	247	11,512
At 30 June 2022	7,896	2,287	1,584	135	11,902
At 30 June 2021	7,361	1,957	1,341	105	10,764

Financial statements (continued)
(a) Brands
The principal acquired brands, all of which are regarded as having indefinite useful economic lives, are as follows:

	Principal markets	2023 £ million	2022 £ million
Crown Royal whisky	United States	1,162	1,210
Captain Morgan rum	Global	954	993
Smirnoff vodka	Global	654	681
Johnnie Walker whisky	Global	625	625
Casamigos tequila	United States	479	499
McDowell's No.1 whisky, rum and brandy	India	308	778
Don Papa rum	Europe	282	—
Yenì raki	Turkey	249	294
Shui Jing Fang Chinese white spirit	Greater China	246	279
Don Julio tequila	United States	235	207
Aviation American gin	United States	209	218
Seagram's 7 Crown whiskey	United States	177	184
Signature whisky	India	176	191
Zacapa rum	Global	152	158
Black Dog whisky	India	149	162
Antiquity whisky	India	145	158
Windsor Premier whisky	Korea	137	—
Gordon's gin	Europe	119	119
Bell's whisky	Europe	102	102
Other brands		960	1,038
		7,520	7,896

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

(b) Goodwill
For the purposes of impairment testing, goodwill has been attributed to the following cash-generating units:

	2023 £ million	2022 £ million
North America	767	773
Europe
Turkey	216	255
Asia Pacific
Greater China	124	141
India	673	747
Latin America and Caribbean – Mexico	161	142
Other cash-generating units	286	229
	2,227	2,287

Goodwill has arisen on the acquisition of businesses and includes synergies arising from cost savings, the opportunity to utilise Diageo’s distribution network to leverage marketing of the acquired products and the extension of the group’s portfolio of brands in new markets around the world.

Financial statements (continued)
(c) Other intangibles
Other intangibles principally comprise distribution rights. Diageo owns the global distribution rights for Ketel One vodka products in perpetuity, and the Directors believe that it is appropriate to treat these rights as having an indefinite life for accounting purposes. The carrying value at 30 June 2023 was £1,428 million (2022 – £1,488 million).

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
The key assumptions used for the value in use calculations are as follows:

Cash flows
Cash flows are forecasted for each cash-generating unit for the financial years based on management's approved plans and reflect the following assumptions:
–Cash flows are projected based on the actual operating results and a three-year strategic plan approved by management. Cash flows are extrapolated up to five years using expected growth rates in line with management’s best estimates. Growth rates reflect expectations of sales growth, operating costs and margin, based on past experience and external sources of information. A simple average of these projections serves as the estimation of the recoverable amount of the cash-generating units. Management has no information which would indicate that any of the scenarios are more likely than others;
–The five-year forecast period is extended by up to an additional ten years at acquisition date for some intangible assets and goodwill when management believes that this period is justified by the maturity of the market and expects to achieve growth in excess of the terminal growth rate driven by Diageo’s sales, marketing and distribution expertise. These cash flows beyond the five-year period are projected using steady or progressively declining growth rates. The main exception is India and the USL brands, where the forecast period is extended by an additional one year of detailed forecasts;
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

Financial statements (continued)
The pre-tax discount rates, terminal and long-term growth rates used for impairment testing are as follows:

	2023			2022
	Pre-tax discount rate %	Terminal growth rate %	Long-term growth rate %	Pre-tax discount rate %	Terminal growth rate %	Long-term growth rate %
North America – United States	9	2	4	8	2	4
Europe
United Kingdom	9	2	5	8	2	4
Turkey	28	16	28	31	15	25
Asia Pacific
Australia	10	3	5	7	2	5
Korea	11	(2)	4	7	2	5
India	14	4	15	14	4	11
Greater China	11	2	6	7	2	7
Latin America and Caribbean
Brazil	16	3	6	12	3	6
Mexico	13	3	6	14	3	6
Africa
Africa Emerging Markets	35	8	18	12	5	11
South Africa	20	5	6	16	—	6
Nigeria	35	5	18	24	12	15

As a result of the impairment review, in the year ended 30 June 2023, an impairment charge of £420 million in respect of the McDowell's brand and £24 million in respect of the Director’s Special brand were recognised in exceptional operating items. Value in use and fair value less costs of disposal methodologies were both considered to assess the recoverable amount. The value in use that was calculated exceeded the fair value less costs of disposal. The charge is mainly driven by the adverse inflationary environment and the reduction in forecast cash flow assumptions in Lower Prestige and Popular segments in India. The brand impairment reduced the deferred tax liability by £111 million. The recoverable amount is £379 million in respect of the McDowell's brand and £11 million in respect of the Director’s Special brand cash-generating units.
As a result of the impairment review, in the year ended 30 June 2023, an additional impairment charge of £54 million was recognised in exceptional operating items in respect of some brands where book value was not recoverable. The charge is mainly driven by strategic change in some categories as a result of the challenging operating environment and premiumisation. Value in use and fair value less costs of disposal methodologies were both considered to assess the recoverable amount. The value in use that was calculated exceeded the fair value less costs of disposal. The brand impairment reduced the deferred tax liability by £13 million.
In the year ended 30 June 2022, an impairment charge of £240 million in respect of the McDowell's brand was recognised in exceptional operating items, based on its value in use. The brand impairment reduced the deferred tax liability by £35 million.
Further, in the year ended 30 June 2022, an impairment charge of £77 million in respect of the Bell’s brand was recognised in exceptional operating items, based on its value in use. The impairment reduced the deferred tax liability attributable to the brand by £20 million.
In the year ended 30 June 2022, Diageo decided to wind down its operations in Russia. As a result, an impairment charge of £19 million in respect of the Smirnov goodwill was recognised in exceptional operating items.
The Turkish economy became hyperinflationary for the year ended 30 June 2022, and an impairment charge of TRY 3,760 million (£312 million) on the opening carrying amount of the Turkey cash-generating unit was recognised in retained earnings. From this impairment charge, TRY 1,627 million (£135 million) was directly attributable to the Yenì Raki brand and the remaining TRY 2,133 million (£177 million) impairment charge was recognised on the Turkey goodwill.

Financial statements (continued)
(e) Sensitivity to change in key assumptions
Impairment testing for the year ended 30 June 2023 has identified the following cash-generating units as being sensitive to reasonably possible changes in assumptions.
The table below shows the headroom at 30 June 2023 and the impairment charge that would be required if the assumptions in the calculation of their value in use were changed:

			Increase in discount rate		Decrease in terminal growth rate		Decrease in annual growth rate in forecast period 2024-2029		Decrease in cash flows(1)
	Carrying value of CGU £ million	Headroom £ million	Reasonably possible change	Potential impairment charge £ million	Reasonably possible change	Potential impairment charge £ million	Reasonably possible change	Potential impairment charge £ million	Reasonably possible change	Potential impairment charge £ million
McDowell's	379	—	1ppt	(38)	1ppt	(26)	2ppt	(67)	10%	(76)

(1)    Including reasonably possible changes in productivity saving assumptions.

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

Financial statements (continued)

	Land and buildings £ million	Plant and equipment £ million	Fixtures and fittings £ million	Returnable bottles and crates £ million	Under construction £ million	Total £ million
Cost
At 30 June 2021	2,160	4,714	121	528	659	8,182
Hyperinflation adjustment in respect of Turkey and Venezuela	56	32	2	—	7	97
Exchange differences	107	226	1	11	45	390
Sale of businesses	(4)	(58)	(3)	(19)	(1)	(85)
Additions	230	245	8	41	612	1,136
Disposals	(65)	(122)	(15)	(32)	(3)	(237)
Transfers	177	249	10	13	(449)	—
Reclassification to assets held for sale	(8)	(25)	—	—	—	(33)
At 30 June 2022	2,653	5,261	124	542	870	9,450
Hyperinflation adjustment in respect of Turkey and Venezuela	5	10	1	—	4	20
Exchange differences	(166)	(331)	(6)	(49)	(30)	(582)
Acquisitions	8	14	—	3	—	25
Sale of businesses	(35)	(147)	(3)	(55)	(3)	(243)
Additions	111	214	13	50	832	1,220
Disposals	(64)	(141)	(12)	(105)	(2)	(324)
Transfers	146	238	12	28	(424)	—
Reclassification from assets held for sale	2	—	1	—	—	3
At 30 June 2023	2,660	5,118	130	414	1,247	9,569
Depreciation
At 30 June 2021	658	2,218	86	371	—	3,333
Exchange differences	31	94	1	9	—	135
Depreciation charge for the year	125	276	14	29	—	444
Exceptional impairment	2	1	—	—	—	3
Sale of businesses	(4)	(50)	(2)	(18)	—	(74)
Disposals	(62)	(113)	(13)	(30)	—	(218)
Transfers	5	4	(9)	—	—	—
Reclassification to assets held for sale	(5)	(16)	—	—	—	(21)
At 30 June 2022	750	2,414	77	361	—	3,602
Exchange differences	(38)	(176)	(3)	(27)	—	(244)
Depreciation charge for the year	125	269	13	33	—	440
Exceptional accelerated depreciation and impairment	31	41	—	—	—	72
Sale of businesses	(21)	(80)	(2)	(34)	—	(137)
Disposals	(63)	(130)	(11)	(103)	—	(307)
Reclassification from assets held for sale	—	—	1	—	—	1
At 30 June 2023	784	2,338	75	230	—	3,427
Carrying amount
At 30 June 2023	1,876	2,780	55	184	1,247	6,142
At 30 June 2022	1,903	2,847	47	181	870	5,848
At 30 June 2021	1,502	2,496	35	157	659	4,849

The net book value of land and buildings comprises freeholds of £1,481 million (2022 – £1,444 million), long leaseholds of £3 million (2022 – £3 million) and short leaseholds of £389 million (2022 – £410 million). Depreciation was not charged on £141 million (2022 – £114 million) of land.
Property, plant and equipment is net of a government grant of £147 million (2022 – £153 million) received in prior years in respect of the construction of a rum distillery in the US Virgin Islands.

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

Changes in biological assets were as follows:

Biological assets £ million
Fair value
At 30 June 2021	66
Exchange differences	10
Transferred to inventories	(11)
Fair value change	(5)
Farming cost capitalised	34
At 30 June 2022	94
Exchange differences	15
Transferred to inventories	(8)
Fair value change	—
Farming cost capitalised	55
At 30 June 2023	156

At 30 June 2023, the number of agave plants was approximately 37 million (2022 – 33 million), ranging from new plantations up to seven year-old plants.

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
The group recognises services associated with a lease as other operating expenses. Payments associated with leases where the value of the asset when it is new is lower than $5,000 (leases of low value assets) and leases with a lease term of 12 months or less (short term leases) are recognised as other operating expenses. A judgement in calculating the lease liability at initial recognition includes determining the lease term where extension or termination options exist. In such instances, any economic incentive to retain or end a lease are considered and extension periods are only included when it is considered reasonably certain that an option to extend a lease will be exercised.

Financial statements (continued)
(a) Movement in right-of-use assets
The company principally leases warehouses, office buildings, plant and machinery, cars and distribution vehicles in the ordinary course of business.

	Land and buildings £ million	Plant and equipment £ million	Under construction £ million	Total £ million
At 30 June 2021	230	184	29	443
Exchange differences	26	14	—	40
Additions	129	56	—	185
Transfers	29	—	(29)	—
Reclassification to assets held for sale	(1)	(1)	—	(2)
Disposals	(6)	—	—	(6)
Depreciation	(54)	(41)	—	(95)
At 30 June 2022	353	212	—	565
Exchange differences	(3)	(23)	—	(26)
Additions	45	37	—	82
Reclassification from assets held for sale	1	1	—	2
Derecognition due to disposal of business	(1)	(1)	—	(2)
Depreciation	(56)	(39)	—	(95)
At 30 June 2023	339	187	—	526
(b) Lease liabilities

	2023 £ million	2022 £ million
Current lease liabilities	(75)	(85)
Non-current lease liabilities	(373)	(390)
	(448)	(475)

The future cash outflows, which are not included in lease liabilities on the balance sheet, in respect of extension and termination options which are not reasonably expected to be exercised are estimated at £261 million (2022 – £282 million).

(c) Amounts recognised in the consolidated income statement
In the year ended 30 June 2023, other external charges (within other operating items) included £57 million (2022 – £39 million) in respect of leases of low value assets and short term leases and £4 million (2022 – £9 million) in respect of variable lease payments. Refer to note 5 for further information relating to the interest expenses on lease liabilities.
The total cash outflow for leases in the year ended 30 June 2023 was £172 million (2022 – £154 million).

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

	Loans £ million	Other investments £ million	Total £ million
Cost less allowances or fair value
At 30 June 2021	10	30	40
Exchange differences	2	1	3
Additions	6	9	15
Repayments and disposals	(1)	(1)	(2)
Fair value adjustment	—	(13)	(13)
Step acquisitions	—	(6)	(6)
Capitalised interest	1	—	1
Transfer	—	(1)	(1)
At 30 June 2022	18	19	37
Exchange differences	(1)	—	(1)
Additions	20	9	29
Repayments and disposals	(3)	—	(3)
Fair value adjustment	—	(4)	(4)
Capitalised interest	1	—	1
Impairment charged during the year	—	(2)	(2)
At 30 June 2023	35	22	57

At 30 June 2023, loans comprise £6 million (2022 – £6 million; 2021 – £3 million) of loans to customers and other third parties, after allowances of £121 million (2022 – £129 million; 2021 – £113 million), and £29 million (2022 – £12 million; 2021 – £7 million) of loans to associates.

Financial statements (continued)
14. Post employment benefits

Accounting policies
The group’s principal post employment funds are defined benefit plans. In addition, the group has defined contribution plans, unfunded post employment medical benefit liabilities and other unfunded defined benefit post employment liabilities. For post employment plans other than defined contribution plans, the amount charged to operating profit is the cost of accruing pension benefits promised to employees over the year, plus any changes arising on benefits granted to members by the group during the year. Net finance charges comprise the net deficit/surplus on the plans at the beginning of the year, adjusted for cash flows in the year, multiplied by the discount rate for plan liabilities. The differences between the fair value of the plans’ assets and the present value of the plans’ liabilities are disclosed as an asset or liability on the consolidated balance sheet. Any differences due to changes in assumptions or experience are recognised in other comprehensive income. The amount of any pension fund asset recognised on the balance sheet is limited to any future refunds from the plan or the present value of reductions in future contributions to the plan.
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
Where there is an accounting surplus on a defined benefit plan, management judgement is necessary to determine whether the group can obtain economic benefits through a refund of the surplus or by reducing future contributions to the plan.
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
The most recent funding valuations of the significant defined benefit plans were carried out as follows:

Principal plans	Date of valuation
United Kingdom(1)	1 April 2021
Ireland(2)	31 December 2021
United States	1 January 2022
(1)    The Diageo Pension Scheme (DPS, the UK Scheme) closed to new members in November 2005. Employees who joined Diageo in the United Kingdom between November 2005 and January 2018, had been eligible to become members of the Diageo Lifestyle Plan (a cash balance defined benefit plan). Since then, new employees have been eligible to become members of a master trust defined contribution plans.
(2)    The Guinness Ireland Group Pension Scheme (GIGPS, the Irish scheme) closed to new members in May 2013. Employees who have joined Diageo in Ireland since the defined benefit scheme closed have been eligible to become members of a master trust defined contribution plans.

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

Financial statements (continued)
The amounts charged to the consolidated income statement and statement of comprehensive income for the group’s defined benefit plans for the three years ended 30 June 2023 are as follows:

	2023 £ million	2022 £ million	2021 £ million
Current service cost and administrative expenses	(76)	(107)	(105)
Past service (losses)/gains – ordinary activities	(1)	34	—
Past service losses – exceptional	—	—	(5)
Gains on curtailments and settlements	2	34	18
Charge to operating profit	(75)	(39)	(92)
Net finance income in respect of post employment plans	44	10	5
Charge before taxation(1)	(31)	(29)	(87)
Actual returns less amounts included in finance income	(1,435)	(1,432)	(6)
Experience (losses)/gains	(226)	(35)	80
Changes in financial assumptions	958	2,133	125
Changes in demographic assumptions	53	(40)	(183)
Other comprehensive (loss)/income	(650)	626	16
Changes in the surplus restriction	7	(11)	—
Total other comprehensive (loss)/income	(643)	615	16
(i) The year ended 30 June 2022 includes settlement gains of £27 million in respect of the Enhanced Transfer Values (ETV) exercise carried out in the Irish Schemes and past service gains of £28 million as a result of the changes of the benefits in the Irish Scheme. In the year ended 30 June 2021, the exceptional past service loss of £5 million is in respect of the equalisation of Guaranteed Minimum Pension (GMP) benefits for men and women.
(1)     The (charge)/income before taxation is in respect of the following countries:

	2023 £ million	2022 £ million	2021 £ million
United Kingdom	15	(27)	(46)
Ireland	1	45	4
United States	(32)	(31)	(28)
Other	(15)	(16)	(17)
	(31)	(29)	(87)

In addition to the charge in respect of defined benefit post employment plans, contributions to the group’s defined contribution plans were £44 million (2022 – £33 million; 2021 – £25 million).

Financial statements (continued)
The movements in the net surplus for the two years ended 30 June 2023 is set out below:

	Plan assets £ million	Plan liabilities £ million	Net surplus £ million
At 30 June 2021	9,892	(9,445)	447
Exchange differences	93	(100)	(7)
Income/(charge) before taxation	176	(205)	(29)
Other comprehensive (loss)/income(1)	(1,432)	2,058	626
Contributions by the group	128	—	128
Settlements paid(2)	(52)	52	—
Employee contributions	5	(5)	—
Benefits paid	(411)	411	—
At 30 June 2022	8,399	(7,234)	1,165
Exchange differences	(49)	55	6
Disposals	—	4	4
Income/(charge) before taxation	298	(329)	(31)
Other comprehensive (loss)/income(1)	(1,435)	785	(650)
Contributions by the group	100	—	100
Employee contributions	5	(5)	—
Benefits paid	(472)	472	—
At 30 June 2023	6,846	(6,252)	594
(1) Excludes surplus restriction.
(2)    Includes settlement payment of £52 million on ETV exercise in Ireland.

The plan assets and liabilities by type of post employment benefit and country are as follows:

	2023		2022
	Plan assets £ million	Plan liabilities £ million	Plan assets £ million	Plan liabilities £ million
Pensions
United Kingdom	4,578	(4,041)	6,041	(4,897)
Ireland	1,588	(1,310)	1,645	(1,409)
United States	441	(411)	453	(408)
Other	180	(194)	191	(212)
Post employment medical	2	(227)	2	(225)
Other post employment	57	(69)	67	(83)
	6,846	(6,252)	8,399	(7,234)

The balance sheet analysis of the post employment plans is as follows:

	2023		2022
	Non- current assets(1) £ million	Non- current liabilities £ million	Non- current assets(1) £ million	Non- current liabilities £ million
Funded plans	960	(132)	1,553	(144)
Unfunded plans	—	(241)	—	(258)
	960	(373)	1,553	(402)
(1) Includes surplus restriction of £7 million (2022 – £14 million).

The disclosures have been prepared in accordance with IFRIC 14. In particular, where the calculation for a plan results in a surplus, the recognised asset is limited to the present value of any available future refunds from the plan or reductions in future contributions to the plan, and any additional liabilities are recognised as required. At 30 June 2023, the DPS had a net surplus of £589 million (2022 – £1,174 million; 2021 – £840 million) and the GIGPS had a net surplus of £260 million (2022 a surplus of £221 million; 2021 a deficit of £79 million) and other schemes in a surplus totalled of £111 million (2022 – £158 million; 2021 – £178 million). Both of these

Financial statements (continued)
surpluses have been recognised, with no provision made against them, as they are expected to be recoverable through a combination of a reduction in future cash contributions or ultimately via a cash refund when the last member’s obligations have been met.

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

	United Kingdom			Ireland			United States(1)
	2023%	2022%	2021%	2023%	2022%	2021%	2023%	2022%	2021%
Rate of general increase in salaries(2)	3.7	3.6	3.4	3.9	3.8	3.0	—	—	—
Rate of increase to pensions in payment	2.9	2.9	3.1	2.3	2.2	1.7	—	—	—
Rate of increase to deferred pensions	2.7	2.6	2.5	2.4	2.3	1.6	—	—	—
Discount rate for plan liabilities	5.2	3.8	1.9	3.6	3.2	1.0	4.9	4.4	2.7
Inflation – CPI	2.7	2.6	2.5	2.5	2.4	1.6	2.2	2.3	2.3
Inflation - RPI	3.2	3.1	3.0	—	—	—	—	—	—
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

For the principal UK and Irish pension funds, the table below illustrates the expected age at death of an average worker who retires currently at the age of 65, and one who is currently aged 45 and subsequently retires at the age of 65:

	United Kingdom(1)			Ireland(2)			United States
	2023 Age	2022 Age	2021 Age	2023 Age	2022 Age	2021 Age	2023 Age	2022 Age	2021 Age
Retiring currently at age 65
Male	86.8	87.1	87.2	87.2	87.7	86.9	85.6	85.5	85.4
Female	88.4	88.7	88.7	89.6	90.0	89.3	87.2	87.2	87.1
Currently aged 45, retiring at age 65
Male	88.1	88.5	88.6	88.8	89.3	88.6	87.1	87.0	86.9
Female	90.4	90.7	90.8	91.3	91.7	91.1	88.7	88.6	88.5
(1)    Based on the CMI’s S3 mortality tables with scaling factors based on the experience of the plan and where people live, with suitable future improvements.
(2)    Based on the CMI's S3 mortality tables with scaling factors based on the experience of the plan, with suitable future improvements.

Financial statements (continued)
For the significant assumptions, the following sensitivity analyses estimate the potential impacts on the consolidated income statement for the year ending 30 June 2024 and on the plan liabilities at 30 June 2023:

	United Kingdom			Ireland			United States
Benefit/(cost)	Operating profit £ million	Profit after taxation £ million	Plan liabilities(1) £ million	Operating profit £ million	Profit after taxation £ million	Plan liabilities(1) £ million	Operating profit £ million	Profit after taxation £ million	Plan liabilities(1) £ million
Effect of 0.5% increase in discount rate	2	15	259	1	5	85	2	2	22
Effect of 0.5% decrease in discount rate	(2)	(14)	(267)	(1)	(4)	(95)	(2)	(2)	(24)
Effect of 0.5% increase in inflation	(1)	(8)	(156)	—	(2)	(49)	—	(1)	(9)
Effect of 0.5% decrease in inflation	2	8	173	—	2	50	—	1	8
Effect of one year increase in life expectancy	—	(6)	(131)	—	(2)	(55)	—	(1)	(15)

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

(c) Investment and hedging strategy
The investment strategy for the group’s funded post employment plans is determined locally by the trustees of the plan and/or Diageo, as appropriate, and takes account of the relevant statutory requirements. The objective of the investment strategy is to achieve a target rate of return in excess of the movement on the liabilities, whilst taking an acceptable level of investment risk relative to the liabilities. This objective is implemented by using the funds of the plans to invest in a variety of asset classes that are expected over the long-term to deliver a target rate of return. The majority of the investment strategies have significant amounts allocated to bonds, in order to provide a natural hedge against movements in the liabilities of the plans. At 30 June 2023, approximately 97% and 98% (2022 – 100% and 103%) of the UK plans’ liabilities measured on the Trustee's funding basis (gilts+50bp) were hedged against future movements in interest rates and inflation, respectively, through the combined effect of bonds and swaps. At 30 June 2023, approximately 92% and 112% (2022 – 70% and 76%) of the Irish plans’ liabilities measured on the Trustee's funding basis (euro-swaps+50bp) were hedged against future movements in interest rates and inflation, respectively, through the combined effect of bonds and swaps.
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

Financial statements (continued)
An analysis of the fair value of the plan assets is as follows:

	2023
	United Kingdom £ million		Ireland £ million		United States and other £ million		Total £ million
	Quoted	Unquoted	Quoted	Unquoted	Quoted	Unquoted	Quoted	Unquoted	Total
Equities	12	916	—	291	64	98	76	1,305	1,381
Bonds
Fixed-interest government	18	24	—	6	48	8	66	38	104
Inflation-linked government	—	—	—	96	2	2	2	98	100
Investment grade corporate	—	29	—	328	21	227	21	584	605
Non-investment grade	22	289	6	186	2	133	30	608	638
Loan securities	13	526	—	84	—	—	13	610	623
Repurchase agreements	2,351	826	—	—	—	—	2,351	826	3,177
Liability Driven Investment (LDI)	—	—	—	81	—	—	—	81	81
Property	29	462	—	62	—	1	29	525	554
Hedge funds	—	—	—	12	—	5	—	17	17
Interest rate and inflation swaps	—	(971)	102	(18)	—	—	102	(989)	(887)
Cash and other	46	(14)	5	347	—	69	51	402	453
Total bid value of assets	2,491	2,087	113	1,475	137	543	2,741	4,105	6,846

	2022
	United Kingdom £ million		Ireland £ million		United States and other £ million		Total £ million
	Quoted	Unquoted	Quoted	Unquoted	Quoted	Unquoted	Quoted	Unquoted	Total
Equities	23	1,218	—	319	70	105	93	1,642	1,735
Bonds
Fixed-interest government	2	86	—	30	49	152	51	268	319
Inflation-linked government	—	—	—	199	1	1	1	200	201
Investment grade corporate	—	68	—	388	25	222	25	678	703
Non-investment grade	44	557	2	200	1	1	47	758	805
Loan securities	11	1,271	—	98	—	—	11	1,369	1,380
Repurchase agreements	2,400	(215)	—	—	—	—	2,400	(215)	2,185
Liability Driven Investment (LDI)	—	119	—	46	—	—	—	165	165
Property	28	716	—	74	—	1	28	791	819
Hedge funds	—	107	—	92	—	5	—	204	204
Interest rate and inflation swaps	—	(900)	—	37	—	—	—	(863)	(863)
Cash and other	24	481	7	154	—	80	31	715	746
Total bid value of assets	2,532	3,508	9	1,637	146	567	2,687	5,712	8,399

(i)    The asset classes include some cash holdings that are temporary. This cash is likely to be invested imminently and so has been included in the asset class where it is anticipated to be invested in the long-term.

Total cash contributions by the group to all post employment plans in the year ending 30 June 2024 are estimated to be approximately £75 million ($95 million).

Financial statements (continued)
(d) Deficit funding arrangements
UK plans
In the year ended 30 June 2011 the group established a Pension Funding Partnership (PFP) in respect of the UK Scheme. Whisky inventory was transferred into the partnership but the group retains control over the partnership which at 30 June 2023 held inventory with a book value of £732 million (2022 – £561 million). The partnership is fully consolidated in the group financial statements. The UK Scheme has a limited interest in the partnership and, as a partner, is entitled to a distribution from the profits of the partnership. The arrangement is expected to cease in 2030, and contributions to the UK scheme in any year will be dependent on the funding position of the UK scheme at the previous 31 March. Given the surplus funding position in the DPS, there were no contributions to the DPS in the years ended 30 June 2023 and 30 June 2022.
In 2030, the group will be required, dependent upon the funding position of the UK Scheme at that time, to pay an amount not greater than the actuarial deficit at that time, up to a maximum of £430 million in cash, to purchase the UK Scheme’s interest in the partnership. If the UK Scheme is in surplus at an actuarial triennial valuation excluding the value of the PFP, then the group can exit the PFP with the agreement of the trustees.
During the year ended 30 June 2023, following a remeasurement of the Diageo Lifestyle Plan, Diageo made a £16 million one-off deficit contribution to satisfy minimum funding requirement.

Irish plans
The 31 December 2021 triennial actuarial valuation of the Guinness Ireland Group Pension Scheme was completed during the year ended 30 June 2023 showing the Scheme is fully funded on the Trustee’s ongoing funding basis and the statutory minimum funding standard basis. Given the fully funded position, no deficit contributions were payable in the year ended 30 June 2023 and the Trustee agreed to the company's request to terminate the contingent arrangements comprising mortgages over certain land and buildings and fixed and floating charges over certain receivables of the group up to a value of €200 million (£171 million). The company has agreed with the Trustee conditional contributions of up to €35 million (£30 million) by 31 December 2024, €39 million (£33 million) by 31 December 2027 and €39 million (£33 million) by 31 December 2030 if a deficit is identified at those valuations.

(e) Timing of benefit payments
The following table provides information on the timing of the benefit payments and the average duration of the defined benefit obligations and the distribution of the timing of benefit payments:

	United Kingdom		Ireland		United States
	2023 £ million	2022 £ million	2023 £ million	2022 £ million	2023 £ million	2022 £ million
Maturity analysis of benefits expected to be paid
Within one year	303	295	73	70	57	58
Between 1 to 5 years	1,090	1,082	367	353	174	187
Between 6 to 15 years	2,439	2,556	727	704	331	310
Between 16 to 25 years	2,244	2,252	645	634	206	183
Beyond 25 years	2,664	2,787	747	768	187	174
Total	8,740	8,972	2,559	2,529	955	912
	years	years	years	years	years	years
Average duration of the defined benefit obligation	14	15	14	15	9	9

The projected benefit payments are based on the assumptions underlying the assessment of the obligations, including inflation. They are disclosed undiscounted and therefore appear large relative to the discounted value of the plan liabilities recognised on the consolidated balance sheet. They are in respect of benefits that have accrued at the balance sheet date and make no allowance for any benefits to be accrued subsequently.

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
(a) Inventories

	2023 £ million	2022 £ million
Raw materials and consumables	543	489
Work in progress	132	86
Maturing inventories	5,794	5,229
Finished goods and goods for resale	1,192	1,290
	7,661	7,094

Maturing inventories include whisk(e)y, rum, tequila and Chinese white spirits. The following amounts of inventories are expected to be utilised after more than one year:

	2023 £ million	2022 £ million
Raw materials and consumables	23	15
Maturing inventories	4,063	3,713
	4,086	3,728

Inventories are disclosed net of provisions for obsolescence, an analysis of which is as follows:

	2023 £ million	2022 £ million	2021 £ million
Balance at beginning of the year	94	96	98
Exchange differences	(27)	6	(8)
Income statement charge	55	6	20
Utilised	(19)	(13)	(14)
Sale of businesses	(1)	(1)	—
	102	94	96

Financial statements (continued)
(b) Trade and other receivables

	2023		2022
	Current assets £ million	Non-current assets £ million	Current assets £ million	Non-current assets £ million
Trade receivables	2,011	—	2,155	—
Interest receivable	12	—	18	—
VAT recoverable and other prepaid taxes	271	15	290	15
Other receivables	163	13	158	13
Prepayments	229	3	290	9
Accrued income	34	—	22	—
	2,720	31	2,933	37

At 30 June 2023, approximately 26%, 14% and 11% of the group’s trade receivables of £2,011 million are due from counterparties based in the United States, United Kingdom and India, respectively. Accrued income primarily represents amounts receivable from customers in respect of performance obligations satisfied but not yet invoiced.
The aged analysis of trade receivables, net of expected credit loss allowance, is as follows:

	2023 £ million	2022 £ million
Not overdue	1,967	2,114
Overdue 1 – 30 days	25	19
Overdue 31 – 60 days	7	8
Overdue 61 – 90 days	3	5
Overdue 91 – 180 days	6	5
Overdue more than 180 days	3	4
	2,011	2,155

Trade and other receivables are disclosed net of expected credit loss allowance for doubtful debts, an analysis of which is as follows:

	2023 £ million	2022 £ million	2021 £ million
Balance at beginning of the year	118	112	160
Exchange differences	(12)	6	(13)
Income statement (release)/charge	(3)	21	(15)
Written off	(14)	(21)	(20)
	89	118	112

Financial statements (continued)
(c) Trade and other payables

	2023		2022
	Current liabilities £ million	Non-current liabilities £ million	Current liabilities £ million	Non-current liabilities £ million
Trade payables	2,659	—	2,705	—
Interest payable	237	—	143	—
Tax and social security excluding income tax	632	—	696	—
Other payables	432	368	600	380
Accruals	1,229	—	1,635	—
Deferred income	73	—	90	—
Dividend payable to non-controlling interests	38	—	18	—
	5,300	368	5,887	380

Interest payable at 30 June 2023 includes interest on non-derivative financial instruments of £217 million (2022 – £141 million). Accruals at 30 June 2023 include £561 million (2022 – £613 million) accrued discounts attributed to sales recognised. Deferred income represents amounts paid by customers in respect of performance obligations not yet satisfied. The amount of contract liabilities recognised as revenue in the current year is £90 million (2022 – £72 million). Non-current liabilities include the net present value of contingent consideration in respect of prior acquisitions of £293 million (2022 – £353 million). For further information on contingent consideration, please refer to note 16 (g).
Together with the group’s partner banks, supply chain financing (SCF) facilities are provided to suppliers in certain countries. These arrangements enable suppliers to receive funding earlier than the invoice due date at their discretion and at their own cost. Payment terms continue to be agreed directly between the group and suppliers, independently from the availability of SCF facilities. Liabilities are settled in accordance with the original due date of invoices. The group does not incur any fees or receive any rebates where the suppliers choose to utilise these facilities. The group has determined that it is appropriate to present amounts outstanding subject to SCF arrangements as trade payables. Consistent with this classification, cash flows are presented either as operating cash flows or cash flows from investing activities, when related to the acquisition of non-current assets. At 30 June 2023, the amount that has been subject to SCF and accounted for as trade payables was £727 million (2022 – £789 million).

(d) Provisions

	Thalidomide £ million	Other £ million	Total £ million
At 30 June 2022	178	239	417
Exchange differences	(1)	(26)	(27)
Disposal of businesses	—	(2)	(2)
Provisions charged during the year	—	31	31
Provisions utilised during the year	(14)	(61)	(75)
Transfers from other payables	—	12	12
Unwinding of discounts	5	1	6
At 30 June 2023	168	194	362
Current liabilities	13	106	119
Non-current liabilities	155	88	243
	168	194	362

Provisions have been established in respect of the discounted value of the group’s commitment to the UK and Australian Thalidomide Trusts. These provisions will be utilised over the period of the commitments up to 2037.
The largest item in other provisions at 30 June 2023 is £51 million (2022 – £49 million) in respect of employee deferred compensation plans which will be utilised when employees leave the group.

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

Hedge accounting

The group designates and documents certain derivatives as hedging instruments against changes in fair value of recognised assets and liabilities (fair value hedges), commodity price risk of highly probable forecast transactions, as well as the cash flow risk from a change in exchange or interest rates (cash flow hedges) and hedges of net investments in foreign operations (net investment hedges). The designated portion of the hedging instruments is included in other financial assets and liabilities on the consolidated balance sheet. The effectiveness of such hedges is assessed at inception and at least on a quarterly basis, using prospective testing. Methods used for testing effectiveness include dollar offset, critical terms, regression analysis and hypothetical models.
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
Treasury operations are conducted within a framework of Board-approved policies and guidelines, which are recommended and monitored by the Finance Committee, chaired by the Chief Financial Officer. The policies and guidelines include benchmark exposure and/or hedge cover levels for key areas of treasury risk which are periodically reviewed by the Board following, for example, significant business, strategic or accounting changes. The framework provides for limited defined levels of flexibility in execution to allow for the optimal application of the Board-approved strategies. Transactions arising from the application of this flexibility are carried at fair value, gains or losses are taken to the income statement as they arise and are separately monitored on a daily basis using Value at Risk analysis. In the years ended 30 June 2023 and 30 June 2022 gains and losses on these transactions were not material. The group does not use derivatives for speculative purposes. All transactions in derivative financial instruments are initially undertaken to manage the risks arising from underlying business activities.
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

Hedge of net investment in foreign operations
The group hedges a certain portion of its exposure to fluctuations in the sterling value of its foreign operations by designating borrowings held in foreign currencies and using foreign currency spots, forwards, swaps and other financial derivatives. For the year ended 30 June 2023 the group’s intention was to maintain total net investment Value at Risk to total net asset value below 20%, where Value at Risk is defined as the maximum amount of loss over a one-year period with a 95% probability confidence level.
At 30 June 2023 foreign currency borrowings designated in net investment hedge relationships amounted to £10,627 million (2022 £8,742 million), including financial derivatives.

Hedge of foreign currency debt
The group uses cross currency interest rate swaps to hedge the foreign currency risk associated with certain foreign currency denominated borrowings.

Transaction exposure hedging
The group’s policy is to hedge forecast transactional foreign currency risk on major currency pair exposures up to 24 months, targeting 75% coverage for the current financial year, and on other currency exposures up to 18 months. The group’s exposure to foreign currency risk arising principally on forecasted sales transactions is managed using forward agreements and options.
(b) Interest rate risk
The group has an exposure to interest rate risk, arising principally on changes in US dollar, euro and sterling interest rates. To manage interest rate risk, the group manages its proportion of fixed to floating rate borrowings within limits approved by the Board, primarily through issuing fixed and floating rate borrowings, and by utilising interest rate swaps. These practices aim to minimise the group’s net finance charges with acceptable year-on-year volatility. To facilitate operational efficiency and effective hedge accounting, for the year ended 30 June 2023 the group’s policy was to maintain fixed rate borrowings within a band of 40% to 90% of forecast net borrowings. For these calculations, net borrowings exclude interest rate related fair value adjustments. The majority of the group’s existing interest rate derivatives are designated as hedges and are expected to be effective. Fair value of these derivatives is recognised in the income statement, along with any changes in the relevant fair value of the underlying hedged asset or liability. The interest rate profile of the group's net borrowings is as follows:

	2023		2022
	£ million	%	£ million	%
Fixed rate	11,961	77	11,070	78
Floating rate(1)	3,225	21	2,612	19
Impact of financial derivatives and fair value adjustments	(93)	(1)	(20)	—
Lease liabilities	448	3	475	3
Net borrowings	15,541	100	14,137	100
(1) The floating rate portion of net borrowings includes cash and cash equivalents, collaterals, floating rate loans and bonds and bank overdrafts.

Financial statements (continued)
The table below sets out the average monthly net borrowings and effective interest rate:

Average monthly net borrowings			Effective interest rate
2023 £ million	2022 £ million	2021 £ million	2023%	2022%	2021%
15,244	12,692	12,702	3.9	2.7	2.7
(i)     For this calculation, net interest charge excludes fair value adjustments to derivative financial instruments and average monthly net borrowings include the impact of interest rate swaps that are no longer in a hedge relationship but exclude the market value adjustment for cross currency interest rate swaps.

IBOR reform
In accordance with the UK Financial Conduct Authority’s announcement on 5 March 2021, LIBOR benchmark rates were discontinued after 31 December 2021, except for the majority of the US dollar settings which are discontinued from 30 June 2023. There have been amendments to the contractual terms of IBOR-referenced interest rates and the corresponding update of the hedge designations. By 30 June 2022, changes required to systems and processes in relation to the fair valuation of financial instruments were implemented and the transition had no material tax or accounting implications. The group also evaluated the implications of the reference rate changes in relation to other valuation models and credit risk, and concluded that they were not material.
In line with the relief provided by the amendment, the group assumes that the interest rate benchmark on which the cash flows of the hedged item, the hedging instrument or the hedged risk are based are not altered by the IBOR reform. The derivative hedging instruments provide a close approximation to the extent and nature of the risk exposure the group manages through hedging relationships.
Included in floating rate net borrowings are interest rate swaps designated in fair value hedges, with a notional amount of £2,063 million (2022 – £2,893 million) whose interest rates are based on USD LIBOR. In preparation for the discontinuation of USD LIBOR, the group have amended these agreements to reference the Secured Overnight Financing Rate (SOFR) resulting in economically equivalent trades upon transition. The floating legs of the transitioned trades will become SOFR based subsequent to the last USD LIBOR based interest payments.

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

(d) Market risk sensitivity analysis
The group uses a sensitivity analysis that estimates the impacts on the consolidated income statement and other comprehensive income of either an instantaneous increase or decrease of 0.5% in market interest rates or a 10% strengthening or weakening in sterling against all other currencies, from the rates applicable for each class of financial instruments on the consolidated balance sheet at these dates with all other variables remaining constant. The sensitivity analysis excludes the impact of market risk on the net post employment benefit liabilities and assets, and corporate tax payable. This analysis is for illustrative purposes only, as in practice interest and foreign exchange rates rarely change in isolation.
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

	Impact on income statement gain/(loss)		Impact on consolidated comprehensive income gain/(loss)(1) (2)
	2023	2022	2023	2022
	£ million	£ million	£ million	£ million
0.5% decrease in interest rates	16	13	36	31
0.5% increase in interest rates	(16)	(13)	(35)	(30)
10% weakening of sterling	(45)	(33)	(1,336)	(1,125)
10% strengthening of sterling	36	28	1,093	922
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
The carrying amount of financial assets of £4,637 million (2022 – £5,445 million) represents the group’s exposure to credit risk at the balance sheet date as disclosed in section (i), excluding the impact of any collateral held or other credit enhancements. A financial asset is in default when the counterparty fails to pay its contractual obligations. Financial assets are written off when there is no reasonable expectation of recovery.
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
When derivative transactions are undertaken with bank counterparties, the group may, where appropriate, enter into certain agreements with such bank counterparties whereby the parties agree to post cash collateral for the benefit of the other if the net valuations of the derivatives are above a predetermined threshold. At 30 June 2023, the collateral held under these agreements amounted to $(19) million (£(15) million) (2022 – $23 million (£19 million)).

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

Financial statements (continued)
Contractual cash flows

	Due within 1 year £ million	Due between 1 and 3 years £ million	Due between 3 and 5 years £ million	Due after 5 years £ million	Total £ million	Carrying amount at balance sheet date £ million
2023
Borrowings(1)	(1,707)	(3,615)	(2,980)	(8,652)	(16,954)	(16,502)
Interest on borrowings(1)(2)	(541)	(750)	(623)	(1,503)	(3,417)	(217)
Lease capital repayments	(75)	(104)	(69)	(200)	(448)	(448)
Lease future interest payments	(18)	(28)	(19)	(37)	(102)	—
Trade and other financial liabilities(3)	(4,417)	(231)	(122)	(96)	(4,866)	(4,782)
Non-derivative financial liabilities	(6,758)	(4,728)	(3,813)	(10,488)	(25,787)	(21,949)
Cross currency swaps (gross)
Receivable	43	87	87	1,341	1,558
Payable	(28)	(56)	(56)	(930)	(1,070)
Other derivative instruments (net)	19	(88)	(79)	(54)	(202)
Derivative instruments(2)	34	(57)	(48)	357	286	134
2022
Borrowings(1)	(1,524)	(2,842)	(2,738)	(9,276)	(16,380)	(16,020)
Interest on borrowings(1)(2)	(427)	(626)	(560)	(1,622)	(3,235)	(141)
Lease capital repayments	(85)	(107)	(61)	(222)	(475)	(475)
Lease future interest payments	(13)	(20)	(16)	(44)	(93)	—
Trade and other financial liabilities(3)	(4,765)	(123)	(142)	(126)	(5,156)	(5,145)
Non-derivative financial liabilities	(6,814)	(3,718)	(3,517)	(11,290)	(25,339)	(21,781)
Cross currency swaps (gross)
Receivable	851	90	90	1,442	2,473
Payable	(783)	(56)	(56)	(958)	(1,853)
Other derivative instruments (net)	(86)	(123)	(78)	(65)	(352)
Derivative instruments(2)	(18)	(89)	(44)	419	268	22
(1)    For the purpose of these tables, borrowings are defined as gross borrowings excluding lease liabilities and fair value of derivative instruments as disclosed in note 17.
(2)    Carrying amount of interest on borrowings, interest on derivatives and interest on other payable is included within interest payable in note 15.
(3)    Primarily consists of trade and other payables that meet the definition of financial liabilities under IAS 32.
The group had available undrawn committed bank facilities as follows:

	2023 £ million	2022 £ million
Expiring within one year	99	793
Expiring between one and two years	496	103
Expiring after two years	2,083	1,893
	2,678	2,789

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
Other financial liabilities include a put option, which does not have an expiry date, held by Industrias Licoreras de Guatemala (ILG) to sell the remaining 50% equity stake in Rum Creation & Products Inc., the owner of the Zacapa rum brand, to Diageo. The liability is fair valued using the discounted cash flow method and as at 30 June 2023, an amount of £218 million (30 June 2022 – £216 million) is recognised as a liability with changes in the fair value of the put option included in retained earnings. As the valuation of this option uses assumptions not observable in the market, it is categorised as level 3 in the hierarchy. As at 30 June 2023, because it is unknown when or if ILG will exercise the option, the liability is measured as if the exercise date is on the last day of the next financial year considering forecast future performance. The option is sensitive to reasonably possible changes in assumptions; if the option were to be exercised as at 30 June 2025, the fair value of the liability would increase by approximately £30 million.
Included in other financial liabilities, the contingent consideration on acquisition of businesses represents the present value of payments up to £422 million, which are expected to be paid over the next eight years.
Contingent considerations linked to certain volume targets at 30 June 2023 included £113 million in respect of the acquisition of Aviation Gin and Davos Brands (2022 – £157 million), £59 million in respect of the acquisition of 21Seeds (2022 – £59 million) and £18 million in respect of the acquisition of Lone River Ranch Water (2022 – £57 million). Contingent consideration of £70 million in respect of the acquisition of Don Papa Rum (2022 – £nil) is linked to certain financial performance targets. Contingent considerations are fair valued based on discounted cash flow method using assumptions not observable in the market. Contingent considerations are sensitive to possible changes in assumptions; a 10% increase or decrease in volume would increase or decrease the fair value of contingent considerations linked to certain volume targets by approximately £30 million and £50 million, respectively, and a 10% increase or decrease in cash flows would increase or decrease the fair value of contingent considerations linked to certain financial performance targets by approximately £25 million.
There were no significant changes in the measurement and valuation techniques, or significant transfers between the levels of the financial assets and liabilities in the year ended 30 June 2023.
The group’s financial assets and liabilities measured at fair value are categorised as follows:

	2023 £ million	2022 £ million
Derivative assets	594	480
Derivative liabilities	(440)	(456)
Valuation techniques based on observable market input (Level 2)	154	24
Financial assets - other	192	184
Financial liabilities - other	(529)	(587)
Valuation techniques based on unobservable market input (Level 3)	(337)	(403)
In the years ended 30 June 2023 and 30 June 2022, the increase in financial assets - other of £8 million (2022 – £46 million) is principally in respect of acquisitions.

Financial statements (continued)
The movements in level 3 instruments, measured on a recurring basis, are as follows:

	Zacapa financial liability	Contingent consideration recognised on acquisition of businesses	Zacapa financial liability	Contingent consideration recognised on acquisition of businesses
	2023	2023	2022	2022
	£ million	£ million	£ million	£ million
At the beginning of the year	(216)	(371)	(149)	(429)
Net (losses)/gains included in the income statement	(8)	117	(20)	62
Net gains/(losses) included in exchange in other comprehensive income	9	11	(26)	(39)
Net losses included in retained earnings	(16)	—	(34)	—
Acquisitions	—	(76)	—	(70)
Settlement of liabilities	13	8	13	105
At the end of the year	(218)	(311)	(216)	(371)

(h) Results of hedge relationships
The group targets a one-to-one hedge ratio. The strength of the economic relationship between the hedged items and the hedging instruments is analysed on an ongoing basis. Ineffectiveness can arise from subsequent change in the forecast transactions as a result of differences in timing, cash flows or value except when the critical terms of the hedging instrument and hedged item are closely aligned. The change in the credit risk of the hedging instruments or the hedged items is not expected to be the primary factor in the economic relationship.
The notional amounts, contractual maturities and rates of the hedging instruments designated in hedging relationships by the main risk categories are as follows:

	Notional amounts £ million	Maturity	Range of hedged rates(1)
2023
Net investment hedges
Derivatives in net investment hedges of foreign operations	637	July 2023	US dollar 1.27
Cash flow hedges
Derivatives in cash flow hedge (foreign currency debt)	873	September 2036 - April 2043	US dollar 1.60 - 1.88
Derivatives in cash flow hedge (foreign currency risk)	1,734	September 2023 - December 2024	US dollar 1.05 - 1.33, Mexican peso 14.76 - 18.38
Derivatives in cash flow hedge (commodity price risk)	217	July 2023 - September 2024	Feed Wheat: 183.75 - 240.00 USD/Bu LME Aluminium: 2,248 - 3,399 USD/Mt
Fair value hedges
Derivatives in fair value hedge (interest rate risk)	3,999	September 2023 - April 2030	(0.01) - 3.09%
2022
Net investment hedges
Derivatives in net investment hedges of foreign operations	11	July 2022	Turkish lira 22.27
Cash flow hedges
Derivatives in cash flow hedge (foreign currency debt)	1,694	April 2023 - April 2043	US dollar 1.22 - 1.88
Derivatives in cash flow hedge (foreign currency risk)	1,874	September 2022 - June 2024	US dollar 1.22 - 1.42, euro 1.13 - 1.17
Derivatives in cash flow hedge (commodity price risk)	234	July 2022 - March 2024	Natural Gas: 1.67 - 3.57 GBP/therm(ec) LME Aluminium: 2,009 - 3,399 USD/Mt
Fair value hedges
Derivatives in fair value hedge (interest rate risk)	4,444	September 2022 - April 2030	(0.01) - 3.09%
(1)    In case of derivatives in cash flow hedges (commodity price risk and foreign currency risk), the range of the most significant contract’s hedged rates are presented.

For hedges of the cash flow risk from a change in forward exchange rates using cross currency interest rate swaps, the retranslation of the related bond principal to closing exchange rates and recognition of interest on the related bonds will affect the income statement in each year until the related bonds mature in 2036 and 2043. Exchange retranslation and the interest on the hedged bonds in the income statement are expected to offset those on the cross currency swaps in each of the years.
In respect of cash flow hedging instruments, a gain of £247 million (2022 – £124 million gain; 2021 – £157 million loss) was recognised in other comprehensive income due to changes in fair value. A gain of £13 million was transferred out of other comprehensive income to other operating expenses and a loss of £54 million to other finance charges, respectively, (2022 – a loss of £42 million and a gain of £239 million; 2021 – a loss of £10 million and a loss of £175 million) to offset the foreign exchange impact on the underlying transactions. A gain of £33 million (2022 – £46 million gain, 2021 – £2 million gain) was transferred out of other

Financial statements (continued)
comprehensive income to operating profit in relation to commodity hedges. The carrying amount of hedged items recognised in the consolidated balance sheet in relation to hedges of cash flow risk arising from foreign currency debts equals the notional value of the hedging instruments at 30 June 2023 and are included within borrowings. The notional amount for cash flow hedges of foreign currency debt at 30 June 2023 was £873 million (2022 – £1,694 million).
For cash flow hedges of forecast transactions at 30 June 2023, based on year end interest and exchange rates, a gain to the income statement of £143 million in the year ending 30 June 2024 and a gain of £20 million in the year ending 30 June 2025 is expected to be recognised.
In respect of hedges of foreign currency borrowings that are no longer applicable at 30 June 2023, a loss of £18 million (2022 – a loss of £19 million) was reported in reserves. There was no significant ineffectiveness on net investment and cash flow hedges during the year ended 30 June 2023.
The £3,999 million (2022 – £4,444 million) notional value of hedged items in fair value hedges equals to the notional value of hedging instruments designated in these relationships at 30 June 2023 and the carrying amount of hedged items are included within borrowings in the consolidated balance sheet.
For fair value hedges that are no longer applicable, the accumulated fair value changes shown on the consolidated balance sheet at 30 June 2023 was £nil (2022 – £1 million).
The following table sets out information regarding the effectiveness of hedging relationships designated by the group, as well as the impacts on the income statement and other comprehensive income:

	At the beginning of the year £ million	Consolidated Income statement £ million	Consolidated statement of comprehensive income £ million	Other £ million	At the end of the year £ million
2023
Net investment hedges
Derivatives in net investment hedges of foreign operations	(1)	—	—	1	—
Cash flow hedges
Derivatives in cash flow hedge (foreign currency debt)	367	(54)	60	(25)	348
Derivatives in cash flow hedge (foreign currency risk)	(77)	(17)	260	17	183
Derivatives in cash flow hedge (commodity price risk)	50	33	(89)	(19)	(25)
Fair value hedges
Derivatives in fair value hedge (interest rate risk)	(283)	(94)	—	—	(377)
Fair value hedge hedged item	276	96	—	—	372
Instruments in fair value hedge relationship	(7)	2	—	—	(5)
2022
Net investment hedges
Derivatives in net investment hedges of foreign operations	—	—	5	(6)	(1)
Cash flow hedges
Derivatives in cash flow hedge (foreign currency debt)	154	239	(6)	(20)	367
Derivatives in cash flow hedge (foreign currency risk)	53	(11)	(130)	11	(77)
Derivatives in cash flow hedge (commodity price risk)	16	46	32	(44)	50
Fair value hedges
Derivatives in fair value hedge (interest rate risk)	63	(346)	—	—	(283)
Fair value hedge hedged item	(65)	341	—	—	276
Instruments in fair value hedge relationship	(2)	(5)	—	—	(7)

Financial statements (continued)
(i) Reconciliation of financial instruments
The table below sets out the group’s accounting classification of each class of financial assets and liabilities:

	Fair value through income statement £ million	Fair value through other comprehensive income £ million	Assets and liabilities at amortised cost £ million	Not categorised as a financial instrument £ million	Total £ million	Current £ million	Non-current £ million
2023
Other investments and loans(1)	192	—	31	2	225	—	225
Trade and other receivables	—	—	2,234	517	2,751	2,720	31
Cash and cash equivalents	—	—	1,439	—	1,439	1,439	—
Derivatives in cash flow hedge (foreign currency debt)	348	—	—	—	348	—	348
Derivatives in cash flow hedge (foreign currency risk)	192	—	—	—	192	147	45
Derivatives in cash flow hedge (commodity price risk)	2	—	—	—	2	2	—
Other instruments	198	—	—	—	198	198	—
Leases	—	—	1	—	1	—	1
Total other financial assets	740	—	1	—	741	347	394
Total financial assets	932	—	3,705	519	5,156	4,506	650
Borrowings(2)	—	—	(16,502)	—	(16,502)	(1,701)	(14,801)
Trade and other payables	(311)	—	(4,472)	(885)	(5,668)	(5,300)	(368)
Derivatives in fair value hedge (interest rate risk)	(377)	—	—	—	(377)	(6)	(371)
Derivatives in cash flow hedge (foreign currency risk)	(9)	—	—	—	(9)	(7)	(2)
Derivatives in cash flow hedge (commodity price risk)	(27)	—	—	—	(27)	(26)	(1)
Other instruments	(245)	—	—	—	(245)	(245)	—
Leases	—	—	(448)	—	(448)	(75)	(373)
Total other financial liabilities	(658)	—	(448)	—	(1,106)	(359)	(747)
Total financial liabilities	(969)	—	(21,422)	(885)	(23,276)	(7,360)	(15,916)
Total net financial (liabilities)/assets	(37)	—	(17,717)	(366)	(18,120)	(2,854)	(15,266)
2022
Other investments and loans(1)	180	4	15	1	200	—	200
Trade and other receivables	—	—	2,365	605	2,970	2,933	37
Cash and cash equivalents	—	—	2,285	—	2,285	2,285	—
Derivatives in fair value hedge (interest rate risk)	1	—	—	—	1	—	1
Derivatives in cash flow hedge (foreign currency debt)	367	—	—	—	367	43	324
Derivatives in cash flow hedge (foreign currency risk)	32	—	—	—	32	15	17
Derivatives in cash flow hedge (commodity price risk)	57	—	—	—	57	57	—
Other instruments	136	—	—	—	136	136	—
Leases	—	—	3	—	3	—	3
Total other financial assets	593	—	3	—	596	251	345
Total financial assets	773	4	4,668	606	6,051	5,469	582
Borrowings(2)	—	—	(16,020)	—	(16,020)	(1,522)	(14,498)
Trade and other payables	(371)	—	(4,774)	(1,122)	(6,267)	(5,887)	(380)
Derivatives in fair value hedge (interest rate risk)	(284)	—	—	—	(284)	(1)	(283)
Derivatives in cash flow hedge (foreign currency risk)	(109)	—	—	—	(109)	(81)	(28)
Derivatives in cash flow hedge (commodity price risk)	(7)	—	—	—	(7)	(5)	(2)
Derivatives in net investment hedge	(1)	—	—	—	(1)	(1)	—
Other instruments	(271)	—	(117)	—	(388)	(388)	—
Leases	—	—	(475)	—	(475)	(85)	(390)
Total other financial liabilities	(672)	—	(592)	—	(1,264)	(561)	(703)
Total financial liabilities	(1,043)	—	(21,386)	(1,122)	(23,551)	(7,970)	(15,581)
Total net financial (liabilities)/assets	(270)	4	(16,718)	(516)	(17,500)	(2,501)	(14,999)
(1)    Other investments and loans are including those in respect of associates.
(2)    Borrowings are defined as gross borrowings excluding lease liabilities and the fair value of derivative instruments.

At 30 June 2023 and 30 June 2022, the carrying values of cash and cash equivalents, other financial assets and liabilities approximate fair values. At 30 June 2023, the fair value of borrowings, based on unadjusted quoted market data, was £15,641 million (2022 – £15,628 million).

(j) Capital management
The group’s management is committed to enhancing shareholder value in the long-term, both by investing in the business and brands so as to deliver continued improvement in the return from those investments and by managing the capital structure. Diageo manages

Financial statements (continued)
its capital structure to achieve capital efficiency, provide flexibility to invest through the economic cycle and give efficient access to debt markets at attractive cost levels. This is achieved by targeting an adjusted net borrowings (net borrowings aggregated with post employment benefit liabilities) to adjusted EBITDA leverage of 2.5 - 3.0 times, this range for Diageo being currently broadly consistent with an A band credit rating. Diageo would consider operating outside of this range in order to effect strategic initiatives within its stated goals, which could have an impact on its rating. If Diageo’s leverage was to be negatively impacted by the financing of an acquisition, it would seek over time to return to the range of 2.5 – 3.0 times. The group regularly assesses its debt and equity capital levels against its stated policy for capital structure. As at 30 June 2023, the adjusted net borrowings (£15,914 million) to adjusted EBITDA ratio was 2.6 times. For this calculation, net borrowings are adjusted by post employment benefit liabilities before tax (£373 million) whilst adjusted EBITDA (£6,120 million) comprises operating profit excluding exceptional operating items and depreciation, amortisation and impairment and includes share of after tax results of associates and joint ventures.

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

Financial statements (continued)

	2023 £ million	2022 £ million
Bank overdrafts	36	74
Commercial paper	198	—
Bank and other loans	121	105
Credit support obligations	15	(19)
$ 300 million 8% bonds due 2022(1)	—	248
$ 1,350 million 2.625% bonds due 2023(2)	—	1,115
€ 600 million 0.125% bonds due 2023	513	—
$ 500 million 3.5% bonds due 2023(2)	397	—
€ 500 million 0.5% bonds due 2024	427	—
Fair value adjustment to borrowings	(6)	(1)
Borrowings due within one year	1,701	1,522
€ 600 million 0.125% bonds due 2023	—	516
$ 500 million 3.5% bonds due 2023(2)	—	413
€ 500 million 0.5% bonds due 2024	—	430
$ 600 million 2.125% bonds due 2024(2)	476	495
€ 500 million 1.75% bonds due 2024	427	430
$ 500 million 5.20% bonds due 2025(2)	396	—
$ 750 million 1.375% bonds due 2025(2)	594	618
€ 600 million 1% bonds due 2025	511	515
€ 500 million 3.5% bonds due 2025	427	—
€ 850 million 2.375% bonds due 2026	725	731
£ 500 million 1.750% bonds due 2026	497	498
$ 750 million 5.3% bonds due 2027(2)	593	—
€ 750 million 1.875% bonds due 2027	638	643
€ 500 million 1.5% bonds due 2027	426	430
€ 700 million 0.125% bonds due 2028	595	600
$ 500 million 3.875% bonds due 2028(2)	395	411
£ 300 million 2.375% bonds due 2028	298	298
$ 1,000 million 2.375% bonds due 2029(2)	787	819
£ 300 million 2.875% bonds due 2029	299	298
€ 750 million 1.15% bonds due 2029	640	645
$ 1,000 million 2% bonds due 2030(2)	789	821
€ 1,000 million 2.5% bonds due 2032	850	856
$ 750 million 2.125% bonds due 2032(2)	590	614
£ 400 million 1.25% bonds due 2033	396	395
$ 750 million 5.5% bonds due 2033(2)	590	—
€ 900 million 1.15% bonds due 2034	764	770
$ 400 million 7.45% bonds due 2035(1)	317	331
$ 600 million 5.875% bonds due 2036(2)	472	491
£ 600 million 2.75% bonds due 2038	595	595
$ 500 million 4.250% bonds due 2042(1)	393	409
$ 500 million 3.875% bonds due 2043(2)	391	407
Bank and other loans	296	293
Fair value adjustment to borrowings	(366)	(274)
Borrowings due after one year	14,801	14,498
Total borrowings before derivative financial instruments	16,502	16,020
Fair value of cross currency interest rate swaps	(348)	(367)
Fair value of foreign currency swaps and forwards	1	11
Fair value of interest rate hedging instruments	377	283
Lease liabilities	448	475
Gross borrowings	16,980	16,422
Less: Cash and cash equivalents	(1,439)	(2,285)
Net borrowings	15,541	14,137

Financial statements (continued)
(1)    SEC-registered debt issued on an unsecured basis by Diageo Investment Corporation, a 100% owned finance subsidiary of Diageo plc and fully and unconditionally guaranteed by Diageo plc. No other subsidiary of Diageo plc guarantees the security.
(2)    SEC-registered debt issued on an unsecured basis by Diageo Capital plc, a 100% owned finance subsidiary of Diageo plc and fully and unconditionally guaranteed by Diageo plc. No other subsidiary of Diageo plc guarantees the security.
(i)     The interest rates shown are those contracted on the underlying borrowings before taking into account any interest rate hedges (see note 16).
(ii)     Bonds are stated net of unamortised finance costs of £81 million (2022 – £85 million).
(iii)     All bonds, medium-term notes and commercial paper issued on an unsecured basis by the group’s 100% owned subsidiaries are fully and unconditionally guaranteed on an unsecured basis by Diageo plc and no other subsidiary of Diageo plc guarantees such securities.

Gross borrowings before derivative financial instruments are expected to mature as follows:

	2023 £ million	2022 £ million
Within one year	1,701	1,522
Between one and three years	3,522	2,817
Between three and five years	2,874	2,625
Beyond five years	8,405	9,056
	16,502	16,020

During the year, the following bonds were issued and repaid:

	2023 £ million	2022 £ million	2021 £ million
Issued
€ denominated	441	1,371	636
£ denominated	—	892	395
$ denominated	1,788	—	—
Repaid
€ denominated	—	(769)	(696)
$ denominated	(1,340)	(752)	(551)
	889	742	(216)

(a) Reconciliation of movement in net borrowings

	2023 £ million	2022 £ million
At beginning of the year	14,137	12,109
Net decrease in cash and cash equivalents before exchange	581	665
Net increase in bonds and other borrowings(1)	950	825
Increase in net borrowings from cash flows	1,531	1,490
Exchange differences on net borrowings	(159)	334
Other non-cash items(2)	32	204
Net borrowings at end of the year	15,541	14,137
(1)    In the year ended 30 June 2023, net increase in bonds and other borrowings excludes £2 million cash outflow in respect of derivatives designated in forward point hedges (2022 – £4 million).
(2)    In the year ended 30 June 2023, other non-cash items are principally in respect of fair value changes of cross currency interest rate swaps and interest rate swaps of £(34) million and lease liabilities of £(82) million, partially offset by the £84 million fair value change of borrowings. In the year ended 30 June 2022, other non-cash items are principally in respect of fair value changes of cross currency interest rate swaps and interest rate swaps of £(346) million and lease liabilities of £(183) million, partially offset by the £331 million fair value change of borrowings.

Financial statements (continued)
(b) Analysis of net borrowings by currency

	2023		2022
	Cash and cash equivalents £ million	Gross borrowings(1) £ million	Cash and cash equivalents £ million	Gross borrowings(1) £ million
US dollar	542	(5,751)	1,315	(3,260)
Euro(2)	48	(3,864)	61	(2,943)
Sterling	46	(6,227)	67	(9,214)
Indian rupee	123	(31)	26	(74)
Mexican peso	25	(286)	14	(264)
Hungarian forint	3	(261)	2	(214)
Kenyan shilling	28	(253)	53	(254)
Chinese yuan	199	(63)	290	(75)
Nigerian naira	83	—	133	—
Other(2)	342	(244)	324	(124)
Total	1,439	(16,980)	2,285	(16,422)

(1)    Includes foreign currency forwards and swaps and leases.
(2)    Includes £21 million (Euro) cash and cash equivalents in cash-pooling arrangements (2022 – £23 million (Turkish lira and Euro)).

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
Share-based payments include share awards and options granted to directors and employees. The fair value of equity settled share options and share grants is initially measured at grant date based on Monte Carlo and Black Scholes models and is charged to the income statement over the vesting period. For equity settled shares, the credit is included in retained earnings. Cancellations of share options are treated as an acceleration of the vesting period and any outstanding charge is recognised in operating profit immediately. Any surplus or deficit arising on the sale of the Diageo plc shares held by the group is included as a movement in equity.
Dividends are recognised in the financial statements in the year in which they are approved.
(a) Allotted and fully paid share capital – ordinary shares of 28 101⁄108 pence each

	Number of shares million	Nominal value £ million
At 30 June 2023	2,460	712
At 30 June 2022	2,498	723
At 30 June 2021	2,559	741

Financial statements (continued)
(b) Hedging and exchange reserve

	Hedging reserve £ million	Exchange reserve £ million	Total £ million
At 30 June 2020	93	(1,022)	(929)
Other comprehensive income/(loss)	20	(672)	(652)
At 30 June 2021	113	(1,694)	(1,581)
Other comprehensive (loss)/income	(87)	622	535
At 30 June 2022	26	(1,072)	(1,046)
Other comprehensive income/(loss)	216	(540)	(324)
At 30 June 2023	242	(1,612)	(1,370)

Currency basis spreads included in the hedging reserve represent the cost of hedging arising as a result of imperfections of foreign exchange markets. Exclusion of currency basis spreads would result in a £20 million credit (2022 – £22 million credit, 2021 – £22 million credit) to the hedging reserve.

(c) Own shares
Movements in own shares

	Number of shares million	Purchase consideration £ million
At 30 June 2020	227	1,936
Share trust arrangements	(1)	(11)
Shares used to satisfy options	(3)	(48)
Shares purchased - share buyback programme	3	109
Shares cancelled	(3)	(109)
At 30 June 2021	223	1,877
Share trust arrangements	(2)	(23)
Shares used to satisfy options	(2)	(16)
Shares purchased - share buyback programme	61	2,284
Shares cancelled	(61)	(2,284)
At 30 June 2022	219	1,838
Share trust arrangements	(1)	(12)
Shares used to satisfy options	(2)	(12)
Shares purchased - share buyback programme	38	1,381
Shares cancelled	(38)	(1,381)
At 30 June 2023	216	1,814

Share trust arrangements
At 30 June 2023, the employee share trusts owned 3 million of ordinary shares in Diageo plc (the company) at a cost of £52 million and market value of £101 million (2022 – 2 million shares at a cost of £25 million, market value £63 million; 2021 – 2 million shares at a cost of £47 million, market value £74 million). Dividends receivable by the employee share trusts on the shares are waived and the trustee abstains from voting.

Purchase of own shares
Authorisation was given by shareholders on 6 October 2022 to purchase a maximum of 227,870,414 ordinary shares at a minimum price of 28 101/108 pence and a maximum price of the higher of (a) 105% of the average market value of the company's ordinary shares for the five business days prior to the day the purchase is made and (b) the higher of the price of the last independent trade and the highest current independent bid on the trading venue where the purchase is carried out. The programme expires at the conclusion of the next Annual General Meeting or on 5 January 2024 , if earlier.
Diageo completed a total of £1.4 billion return of capital for the year ended 30 June 2023, which included £0.9 billion related to the successful completion of Diageo’s previous share buyback programme in which £4.5 billion of capital was returned to shareholders finalised in February 2023, and returned an additional £0.5 billion of capital to shareholders which was announced as a new share buyback programme on 16 February 2023 and completed on 2 June 2023.

Financial statements (continued)
During the year ended 30 June 2023, the group purchased 38 million ordinary shares (2022 – 61 million; 2021 – 3 million), representing approximately 1.5% of the issued ordinary share capital (2022 – 2.4%; 2021 – 0.1%) at an average price of 3616 pence per share, and an aggregate cost of £1,381 million (including £13 million of transaction costs) (2022 – 3709 pence per share, and an aggregate cost of £2,284 million, including £16 million of transaction costs; 2021 – 3407 pence per share, and an aggregate cost of £109 million, including £1 million of transaction costs) under the share buyback programme. The shares purchased under the share buyback programmes were cancelled.
The monthly breakdown of all shares purchased and the average price paid per share (excluding expenses) for the year ended 30 June 2023 were as follows:

Period	Number of shares purchased under share buyback programme	Total number of shares purchased	Average price paid pence	Authorised purchases unutilised at month end
July 2022	1,660,507	1,660,507	3567	177,756,956
August 2022	1,646,883	1,646,883	3820	176,110,073
September 2022	2,273,226	2,273,226	3744	173,836,847
1-6 October 2022	131,864	131,864	3702	173,704,983
7-31 October 2022 (1)	—	—	—	227,870,414
November 2022	4,497,414	4,497,414	3679	223,373,000
December 2022	4,571,923	4,571,923	3710	218,801,077
January 2023	7,989,915	7,989,915	3558	210,811,162
February 2023	1,718,877	1,718,877	3577	209,092,285
March 2023	4,353,777	4,353,777	3541	204,738,508
April 2023	2,883,950	2,883,950	3672	201,854,558
May 2023	5,196,558	5,196,558	3534	196,658,000
June 2023	410,562	410,562	3348	196,247,438
Total	37,335,456	37,335,456	3617	196,247,438
(1) New maximum number of purchasable shares was authorised by shareholders at the AGM held on 6 October 2022.

(d) Dividends

	2023	2022	2021
	£ million	£ million	£ million
Amounts recognised as distributions to equity shareholders in the year
Final dividend for the year ended 30 June 2022
46.82 pence per share (2021 – 44.59 pence; 2020 – 42.47 pence)	1,066	1,040	992
Interim dividend for the year ended 30 June 2023
30.83 pence per share (2022 – 29.36 pence; 2021 – 27.96 pence)	696	680	654
	1,762	1,720	1,646

The proposed final dividend of £1,113 million (49.17 pence per share) for the year ended 30 June 2023 was approved by a duly authorised committee of the Board of Directors on 31 July 2023. As this was after the balance sheet date and the dividend is subject to approval by shareholders at the Annual General Meeting, this dividend has not been included as a liability in these consolidated financial statements. There are no corporate tax consequences arising from this treatment.
Dividends are waived on all treasury shares owned by the company and all shares owned by the employee share trusts.

Financial statements (continued)
(e) Non-controlling interests
Diageo consolidates USL, a company incorporated in India, with a 42.79% non-controlling interest, Sichuan Shuijingfang Company Limited, a company incorporated in China, with a 36.83% non-controlling interest and has a 50% controlling interest in Ketel One Worldwide B.V. (Ketel One), a company incorporated in the Netherlands.
Summarised financial information for USL and other subsidiaries, after fair value adjustments on acquisition, and the amounts attributable to non-controlling interests are as follows:

	2023			2022	2021
	USL £ million	Others £ million	Total £ million	Total £ million	Total £ million
Income statement
Sales	2,713	2,628	5,341	5,797	5,140
Net sales	1,087	2,051	3,138	3,055	2,553
(Loss)/profit for the year(1)	(215)	289	74	227	298
Other comprehensive (loss)/income(2)	(133)	(154)	(287)	333	(434)
Total comprehensive (loss)/income	(348)	135	(213)	560	(136)
Attributable to non-controlling interests	(149)	33	(116)	259	(35)
Balance sheet
Non-current assets(3)	1,074	3,175	4,249	5,017	4,669
Current assets	790	1,049	1,839	2,002	1,492
Non-current liabilities	(151)	(1,164)	(1,315)	(1,499)	(1,356)
Current liabilities	(384)	(1,035)	(1,419)	(1,646)	(1,335)
Net assets	1,329	2,025	3,354	3,874	3,470
Attributable to non-controlling interests	568	902	1,470	1,716	1,534
Cash flow
Net cash inflow from operating activities	120	383	503	690	661
Net cash inflow/(outflow) from investing activities	34	(231)	(197)	(289)	(137)
Net cash outflow from financing activities	(48)	(93)	(141)	(322)	(371)
Net increase in cash and cash equivalents	106	59	165	79	153
Exchange differences	(7)	(77)	(84)	52	(19)
Dividends payable to non-controlling interests	—	(97)	(97)	(72)	(72)
(1)    (Loss)/profit for the year includes exceptional operating expenses attributable to non-controlling interests.
(2)    Other comprehensive (loss)/income is principally in respect of exchange on translating the subsidiaries to sterling.
(3)    Non-current assets include the global distribution rights to distribute Ketel One vodka products throughout the world. The carrying value of the distribution rights at 30 June 2023 was £1,428 million (2022 – £1,488 million; 2021 – £1,295 million).
(i)     On 31 December 2022, United Spirits Limited (USL) completed the merger with its subsidiary, Pioneer Distilleries Limited (PDL) 75% owned by USL. Under the terms, PDL's minority shareholders received additional shares in USL in exchange for their 25% interest in PDL and non-controlling interest increased from 42.73% to 42.79%.
(ii)     On 24 March 2023, Diageo completed the purchase of an additional 14.97% of the share capital of EABL. This increased Diageo’s controlling shareholding position in EABL from 50.03% to 65.00%.

Financial statements (continued)
(f) Employee share compensation
The group uses a number of share award and option plans to grant to its directors and employees.
The annual fair value charge in respect of the equity settled plans for the three years ended 30 June 2023 is as follows:

	2023 £ million	2022 £ million	2021 £ million
Executive share award plans	41	51	41
Executive share option plans	4	4	4
Savings plans	4	4	4
	49	59	49

Executive share awards have been made primarily under the Diageo 2014 Long Term Incentive Plan (DLTIP) from September 2014 onwards and delivered in conditional awards in the form of performance shares, performance share options, time-vesting restricted stock units (RSUs) and/or time-vesting share options (or cash-based equivalents in certain locations for regulatory reasons). Share options are granted at the market value at the time of grant. Prior to the introduction of the DLTIP, employees in associated companies were granted awards under the Diageo plc 2011 Associated Companies Share Incentive Plan (DACSIP). In the case of Executive Directors, conditional awards of time-vesting RSUs or forfeitable shares may be awarded under the 2020 Deferred Bonus Share Plan (DBSP), with vesting not subject to any performance conditions and not subject to a post-vesting retention period. The DLTIP plan rules will be presented for renewal at the AGM in September 2023 and any future awards made post approval will be made under the new plan rules.
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
For ROI employees, grants from 2021 and 2022 were made under the Diageo 2020 Sharesave plan which is not an approved plan in the Republic of Ireland. These plans are made available to UK and ROI employees who are employed on the annual results announcement date. Participants can save monthly, with deductions taken directly from net pay, for a period of 3 or 5 years.In return, employees are granted the option to buy Diageo shares using the savings accrued at the end of the relevant savings period and at a 20% discounted option price, which is set at the time of grant. Provided participants fulfil the terms set out within the relevant UK or ROI tax approved scheme rules, any gains from the option exercise are free from UK or ROI income tax. For the ROI Sharesave awards granted in 2021 and 2022, as these are not made under a Revenue tax approved plan, the gains from the option exercise are subject to ROI income tax.
For US employees, the awards are made under the Diageo plc 2017 United States Employee Stock Purchase Plan. Employees agree to make regular monthly savings for a period of one year and acquire American Depositary Receipts (ADRs) at 15% discounted price (which is set at the time of grant) using their contributions at the end of the plan cycle. They receive the benefit of tax relief if certain conditions are satisfied.

Financial statements (continued)
For the three years ended 30 June 2023, the calculation of the fair value of each share award used the Monte Carlo and Black Scholes pricing model and the following assumptions:

	2023	2022	2021
Risk free interest rate	3.1%	0.4%	(0.1%)
Expected life of the awards	35 months	40 months	36 months
Dividend yield	2.0%	2.1%	2.7%
Weighted average share price	3758 p	3545 p	2557 p
Weighted average fair value of awards granted in the year	1992 p	2729 p	2107 p
Number of awards granted in the year	1.7 million	2.1 million	2.1 million
Fair value of all awards granted in the year	£34 million	£57 million	£45 million

Transactions on schemes
Transactions on the executive share award plans for the three years ended 30 June 2023 were as follows:

	2023 million	2022 million	2021 million
Number of awards outstanding at 1 July	5.2	5.3	5.6
Granted	1.7	2.1	2.1
Awarded	(1.1)	(1.1)	(1.2)
Forfeited	(0.9)	(1.1)	(1.2)
Number of awards outstanding at 30 June	4.9	5.2	5.3
The exercise price of share options outstanding at 30 June 2023 was in the range of 1709 pence - 3864 pence (2022 – 1704 pence - 4024 pence; 2021 – 1232 pence - 3483 pence).
At 30 June 2023, 2.5 million share options were exercisable at a weighted average exercise price of 2443 pence. Weighted average remaining contractual life of share options was five years at 30 June 2023.

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

(a) Guarantees and related matters
As of 30 June 2023, the group has no material unprovided guarantees or indemnities in respect of liabilities of third parties.

(b) Acquisition of USL shares from UBHL and related proceedings in relation to the USL transaction
On 4 July 2013, Diageo completed its acquisition, under a share purchase agreement with United Breweries (Holdings) Limited (UBHL) and various other sellers (the SPA), of shares representing 14.98% in USL, including shares representing 6.98% from UBHL. The SPA was signed on 9 November 2012 as part of the transaction announced by Diageo in relation to USL on that day (the Original USL Transaction). Following a series of further transactions, as of 30 June 2023, Diageo has a 55.88% investment in USL (excluding 2.38% owned by the USL Benefit Trust).
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

Diageo’s agreement with Dr Mallya (the February 2016 Agreement) provided for a payment of $75 million (£60 million) to Dr Mallya over a five-year period of which $40 million (£32 million) was paid on signing of the February 2016 Agreement with the balance being payable in equal instalments of $7 million (£6 million) a year over five years (2017-2021). All payments were subject to and conditional on Dr Mallya’s compliance with the agreement. The February 2016 Agreement also provided for the release of Dr Mallya’s personal obligations to indemnify Diageo Holdings Netherlands B.V. (DHN) in respect of its earlier liability ($141 million (£112 million)) under a backstop guarantee of certain borrowings of Watson Limited (Watson) (a company affiliated with Dr Mallya).

On account of various breaches and other provisions of agreements between Dr Mallya and persons connected with him and Diageo and/or USL, Diageo did not make the five instalment payments due during the five-year period between 2017 and 2021. In addition, Diageo has also demanded that Dr Mallya repay the $40 million (£32 million) paid by Diageo in February 2016 and sought compensation for various losses incurred by the relevant members of the Diageo group.

On 16 November 2017, Diageo and other relevant members of the Diageo group commenced claims in the High Court of Justice in England and Wales (the English High Court) against Dr Mallya in relation to these matters. At the same time DHN also commenced claims in the English High Court against Dr Mallya, his son Sidhartha Mallya, Watson and Continental Administration Services Limited (CASL) (a company affiliated with Dr Mallya and understood to hold assets on trust for him and certain persons affiliated with him) for in excess of $142 million (£113 million) (plus interest) in relation to Watson’s liability to DHN in respect of its borrowings referred to above and the breach of associated security documents. Dr Mallya, Sidhartha Mallya and the relevant affiliated companies filed a defence to these claims, and Dr Mallya also filed a counterclaim for payment of the two instalment payments that had by that time been withheld as described above.

Diageo continues to prosecute its claims and to defend the counterclaim. As part of these proceedings, Diageo and the other relevant members of its group filed an application for strike out and/or summary judgement in respect of certain aspects of the defence filed by Dr Mallya and the other defendants, including their defence in relation to Watson and CASL’s liability to repay DHN. The application was successful resulting in Watson being ordered to pay approximately $135 million (£107 million) plus various amounts in respect of interest to DHN, with CASL being held liable as co-surety for 50% of any such amount unpaid by Watson. These amounts were, contrary to the relevant orders, not paid by the relevant deadlines and Watson and CASL’s remaining defences in the proceedings were struck out. Diageo and DHN have accordingly sought asset disclosure and are considering further enforcement steps against Watson and CASL, both in the United Kingdom and in other jurisdictions where they are present or hold assets.

A trial of the remaining elements of these claims was due to commence on 21 November 2022. However, on 26 July 2021 Dr Mallya was declared bankrupt by the English High Court pursuant to a bankruptcy petition presented by a consortium of Indian banks. Diageo and the relevant members of its group have informed the Trustee in Bankruptcy of their position as creditors in the bankruptcy and have engaged with the Trustee regarding their claims and the status of the current proceedings. An appeal by Dr Mallya against his bankruptcy (and an appeal by the bank consortium against orders made in the course of the bankruptcy proceedings) are pending. In light of the uncertainty posed by the ongoing bankruptcy proceedings, the trial of Diageo’s claim was initially relisted to take place in February 2024. However, Dr Mallya’s appeal against his bankruptcy and the banks’ cross appeal will not now be heard until April 2024, and thus the trial of Diageo’s claim has been deferred from February 2024 until after those appeals have been determined.

At this stage, it is not possible to assess the extent to which the various ongoing proceedings related to the bankruptcy will affect the remaining elements of the claims by Diageo and the relevant members of its group.

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

Financial statements (continued)
(d) Other matters in relation to USL
In respect of the Watson backstop guarantee arrangements, the Securities and Exchange Board of India (SEBI) issued a notice to Diageo on 16 June 2016 that if there is any net liability incurred by Diageo (after any recovery under relevant security or other arrangements, which matters remain pending) on account of the Watson backstop guarantee, such liability, if any, would be considered to be part of the price paid for the acquisition of USL shares under the SPA which formed part of the Original USL Transaction and that, in that case, additional equivalent payments would be required to be made to those shareholders (representing 0.04% of the shares in USL) who tendered in the open offer made as part of the Original USL Transaction. Diageo believes that the Watson backstop guarantee arrangements were not part of the price paid or agreed to be paid for any USL shares under the Original USL Transaction and that therefore SEBI's decision was not consistent with applicable law, and Diageo appealed against it before the Securities Appellate Tribunal, Mumbai (SAT). On 1 November 2017, SAT issued an order in respect of Diageo’s appeal in which, amongst other things, it observed that the relevant officer at SEBI had neither considered Diageo’s earlier reply nor provided Diageo with an opportunity to be heard, and accordingly directed SEBI to pass a fresh order after giving Diageo an opportunity to be heard. Following SAT’s order, Diageo made its further submissions in the matter, including at a personal hearing before a Deputy General Manager of SEBI. On 26 June 2019, SEBI issued an order reiterating the directions contained in its previous notice dated 16 June 2016. As with the previous SEBI notice, Diageo believes that SEBI's latest order is not consistent with applicable law. Diageo appealed against this order before SAT and, after a hearing in March 2023, SAT allowed Diageo’s appeal on 26 July 2023. Accordingly, SEBI’s order dated 26 June 2019 stands quashed. Under applicable law, SEBI is entitled to file an appeal against SAT’s order before the Supreme Court of India. Therefore, pending any appeal which may be filed by SEBI, there can be no certainty as to its outcome or the timeframe within which any such appeal would be concluded.

(e) USL’s dispute with IDBI Bank Limited
Prior to the acquisition by Diageo of a controlling interest in USL, USL had prepaid a term loan of INR 6,280 million (£60 million) taken through IDBI Bank Limited (IDBI), an Indian bank, which was secured on certain fixed assets and brands of USL, as well as by a pledge of certain shares in USL held by the USL Benefit Trust (of which USL is the sole beneficiary). The maturity date of the loan was 31 March 2015. IDBI disputed the prepayment, following which USL filed a writ petition in November 2013 before the High Court of Karnataka (the High Court) challenging the bank’s actions.

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

On 27 June 2019, a single judge bench of the High Court issued an order dismissing the writ petition filed by USL, amongst other things, on the basis that the matter involved an issue of breach of contract by USL and was therefore not maintainable in exercise of the court’s writ jurisdiction. USL filed an appeal against this order before a division bench of the High Court, which on 30 July 2019 issued an interim order directing the bank to not deal with any of the secured assets until the next date of hearing. On 13 January 2020, the division bench of the High Court admitted the writ appeal and extended the interim stay. This appeal is currently pending. Based on the assessment of USL’s management supported by external legal opinions, USL continues to believe that it has a strong case on the merits and therefore continues to believe that the secured assets will be released to USL and the aforesaid amount of INR 459 million (£4 million) remains recoverable from IDBI.

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

The group operates in a large number of markets with complex tax and legislative regimes that are open to subjective interpretation, and for which tax audits can take several years to resolve. In the context of these operations, it is possible that tax exposures which have not yet materialised (including those which could arise as a result of tax assessments) may result in losses to the group. In the circumstances where tax authorities have raised assessments, challenging interpretations which may lead to a possible material outflow, these have been included as contingent liabilities. Where the potential tax exposures are known to us and have not been assessed, the group considers disclosure of such matters taking into account their size and nature, relevant regulatory requirements and potential prejudice of the future resolution or assessment thereof.

Diageo has a large number of ongoing tax cases in Brazil and India. Since assessing an accurate value of contingent liabilities in these markets requires a high degree of judgement, contingent liabilities are disclosed on the basis of the current known possible exposure from tax assessment values. While not all of these cases are individually significant, the current aggregate known possible exposure from tax assessment values is up to approximately £616 million for Brazil and up to approximately £90 million for India. The group believes that the likelihood that the tax authorities will ultimately prevail is lower than probable but higher than remote. Due to the

Financial statements (continued)
fiscal environment in Brazil and in India, the possibility of further tax assessments related to the same matters cannot be ruled out and the judicial processes may take extended periods to conclude. Based on its current assessment, Diageo believes that no provision is required in respect of these issues.

Payments were made under protest in India in respect of the periods 1 April 2006 to 31 March 2019 in relation to tax assessments where the risk is considered to be remote or possible. These payments have to be made in order to be able to challenge the assessments and as such have been recognised as a receivable in the group's balance sheet. The total amount of payments under protest recognised as a receivable as at 30 June 2023 is £116 million (corporate tax payments of £104 million and indirect tax payments of £12 million).

(g) Other disputes
On 31 May 2023, a complaint against Diageo North America, Inc (DNA) was filed in the Supreme Court of New York by Combs Wine and Spirits LLC (an entity associated with Mr Sean Combs) alleging, inter alia, breach of contract in respect of a joint venture agreement related to DeLeón tequila. DNA has also served notice of material breaches and termination to Mr Combs and his relevant associated entities of certain agreements related to services provided by Mr Combs and these entities in respect of Cîroc, and notice of material breaches and an intent to arbitrate in respect of the DeLeón joint venture agreement. Diageo categorically denies the allegations that have been made by Mr Combs and his associated parties in the complaint and will defend itself vigorously. Diageo will refrain from making any further disclosures given the inherent uncertainties of these matters and the prejudicial nature any such disclosures may have on the potential outcomes related thereto or other associated matters.

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

Financial statements (continued)
20. Commitments

(a) Capital commitments
Commitments for expenditure on intangibles and property, plant and equipment not provided for in these consolidated financial statements are estimated at £599 million (2022 – £399 million; 2021 – £263 million).

(b) Other commitments
The future minimum lease rentals payable in the year ended 30 June 2023 for short-term leases and leases of low-value assets are estimated at £36 million (2022 – £13 million; 2021 – £11 million). The total future cash outflows for leases that had not yet commenced, and not recognised as lease liabilities at 30 June 2023, are estimated at £11 million (2022 – £11 million; 2021 – £132 million).

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
Transactions and balances with associates and joint ventures are set out in the table below:

	2023 £ million	2022 £ million	2021 £ million
Income statement items
Sales	10	11	8
Purchases	13	31	23
Balance sheet items
Group payables	2	2	5
Group receivables	1	2	1
Loans payable	—	—	9
Loans receivable	197	175	108
Cash flow items
Loans and equity contributions, net	93	66	38

Other disclosures in respect of associates and joint ventures are included in note 6.

(c) Key management personnel
The key management of the group comprises the Executive and Non-Executive Directors, the members of the Executive Committee and the Company Secretary. They are listed under ‘Board of Directors and Company Secretary’ and ‘Executive Committee’.

	2023	2022	2021
	£ million	£ million	£ million
Salaries and short-term employee benefits	11	10	9
Annual incentive plan	6	13	13
Non-Executive Directors’ fees	1	1	1
Share-based payments(1)	12	19	12
Post employment benefits	2	2	1
Termination benefits	—	—	2
	32	45	38
(1)    Time-apportioned fair value of unvested options and share awards.

Non-Executive Directors do not receive share-based payments or post employment benefits.

Financial statements (continued)
There were no transactions with these related parties during the year ended 30 June 2023 on terms other than those that prevail in arm’s length transactions.

(d) Pension plans
In October 2022, Diageo plc provided an interim credit facility to Diageo Pension Trust Limited, consisting of £850 million for the Diageo Pension Scheme, to support temporary liquidity challenges until 29 December 2022. In December 2022, the maturity date was extended to 29 June 2023. The facility amount was reduced on 22 May 2023 to £350 million and on 14 June 2023 the maturity date was extended to 11 October 2023. The facility was subsequently cancelled on 25 July 2023.
The Diageo pension plans are recharged with the cost of administration services provided by the group to the pension plans and with professional fees paid by the group on behalf of the pension plans. The total amount recharged for the year was £0.1 million (2022 – £0.1 million; 2021 – £0.1 million).

(e) Directors’ remuneration

	2023	2022	2021
	£ million	£ million	£ million
Salaries and short-term employee benefits	3	3	2
Annual incentive plan	2	4	4
Non-Executive Directors' fees	1	1	1
Share option exercises(1)	—	4	—
Shares vesting(1)	4	3	1
Post employment benefits	1	—	—
	11	15	8
(1)    Gains on options realised in the year and the benefit from share awards, calculated by using the share price applicable on the date of exercise of the share options and release of the awards.

Unaudited financial information
22. Principal group companies
The companies listed below include those which principally affect the profits and assets of the group. The operating companies listed below may carry on the business described in the countries listed in conjunction with their subsidiaries and other group companies.

	Country of incorporation	Country of operation	Percentage of equity owned(1)	Business description
Subsidiaries
Diageo Ireland Unlimited Company	Ireland	Worldwide	100%	Production, marketing and distribution of premium drinks
Diageo Great Britain Limited	England	Great Britain	100%	Marketing and distribution of premium drinks
Diageo Scotland Limited	Scotland	Worldwide	100%	Production, marketing and distribution of premium drinks
Diageo Brands B.V.	Netherlands	Worldwide	100%	Marketing and distribution of premium drinks
Diageo North America, Inc.	United States	Worldwide	100%	Production, importing, marketing and distribution of premium drinks
United Spirits Limited(2)	India	India	55.88%	Production, importing, marketing and distribution of premium drinks
Diageo Capital plc(3)	Scotland	United Kingdom	100%	Financing company for the group
Diageo Capital B.V.(3)	Netherlands	Netherlands	100%	Financing company for the group
Diageo Finance plc(3)	England	United Kingdom	100%	Financing company for the group
Diageo Investment Corporation	United States	United States	100%	Financing company for the US group
Mey İçki Sanayi ve Ticaret A.Ş.	Turkey	Turkey	100%	Production, marketing and distribution of premium drinks
Associates
Moët Hennessy, SAS(4)	France	France	34%	Production, marketing and distribution of premium drinks
(1)    All percentages, unless otherwise stated, are in respect of holdings of ordinary share capital and are equivalent to the percentages of voting rights held by the group.
(2)    Percentage ownership excludes 2.38% owned by the USL Benefit Trust.
(3)    Directly owned by Diageo plc.
(4)    French limited liability company.

Unaudited financial information
23. Post balance sheet events
Starting 1 July 2023, in line with reporting requirements the functional currency of Diageo plc has changed from sterling to US dollar which is applied prospectively. This is because the group's share of net sales and expenses in the US and other countries whose currencies correlate closely with the US dollar has been increasing over the years, and that trend is expected to continue in line with the group's strategic focus. Diageo has also decided to change its presentation currency to US dollar with effect from 1 July 2023, applied retrospectively, as it believes that this change will provide better alignment of the reporting of performance with its business exposures.
Diageo will propose adopting new Articles of Association (New Articles) at the AGM to be held on 28 September 2023 which reflects the change in the functional currency of Diageo plc and presentation currency of the group from sterling to US dollar. The New Articles shall, among other things, empower the Board to declare and/or pay dividends in any currency or currencies and enable the Board to make provisions for shareholders to receive dividends in a different currency to the currency in which dividends were declared. Subject to the approval of the New Articles by shareholders at the AGM and commencing with the interim dividend that is expected to be declared in January 2024, Diageo’s future dividends will be declared in US dollar. Holders of ordinary shares will continue to receive their dividends in sterling but will have the option to elect to receive it in US dollar. Holders of ADRs will continue to receive dividends in US dollar.
On 31 July 2023, the Board approved plans for a further return of capital programme of $1.0 billion to shareholders.

Unaudited financial information
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
It is not possible to reconcile the forecast tax rate before exceptional items, forecast organic net sales growth and forecast organic operating profit growth to the most comparable GAAP measure as it is not possible to predict, without unreasonable effort, with reasonable certainty, the future impact of changes in exchange rates, acquisitions and disposals and potential exceptional items.

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

Calculation of organic movements
The organic movement percentage is the amount in the row titled ‘Organic movement’ in the tables below, expressed as a percentage of the relevant absolute amount in the row titled ‘2022 adjusted’. Organic operating margin is calculated by dividing operating profit before exceptional items by net sales after excluding the impact of exchange rate movements, certain fair value remeasurements, hyperinflation and acquisitions and disposals.

(a) Exchange rates
Exchange in the organic movement calculation reflects the adjustment to recalculate the reported results as if they had been generated at the prior period weighted average exchange rates.
Exchange impacts in respect of the external hedging of intergroup sales by the markets in a currency other than their functional currency and the intergroup recharging of services are also translated at prior period weighted average exchange rates and are allocated to the geographical segment to which they relate. Residual exchange impacts are reported as part of the Corporate segment. Results from hyperinflationary economies are translated at forward-looking rates.
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

(c) Exceptional items
Exceptional items are those that in management’s judgement need to be disclosed separately. Such items are included within the income statement caption to which they relate, and are excluded from the organic movement calculations. Management believes that that separate disclosure of exceptional items and the classification between operating and non-operating items further helps investors to understand the performance of the group. Changes in estimates and reversals in relation to items previously recognised as exceptional are presented consistently as exceptional in the current year.

Unaudited financial information
Exceptional operating items are those that are considered to be material and unusual or non-recurring in nature and are part of the operating activities of the group, such as one-off global restructuring programmes which can be multi-year, impairment of intangible assets and fixed assets, indirect tax settlements, property disposals and changes in post employment plans.

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
2019 to 2023 growth on a constant basis for volume, sales, net sales and operating profit before exceptional items is calculated by adding up the respective periods’ organic movement in the row titled ‘Organic movement’ in the tables below, expressed as a percentage of the relevant absolute amount in the row titled '2019 adjusted’. The most comparable GAAP financial measure is '2019 to 2023 reported movement %' in the tables below which is calculated by combining the reported movements for the respective periods, expressed as a percentage of the 2019 reported amount.

Adjustment in respect of hyperinflation
The group's experience is that hyperinflationary conditions result in price increases that include both normal pricing actions reflecting changes in demand, commodity and other input costs or considerations to drive commercial competitiveness, as well as hyperinflationary elements and that for the calculation of organic movements, the distortion from hyperinflationary elements should be excluded.
Cumulative inflation over 100% (2% per month compounded) over three years is one of the key indicators within IAS 29 to assess whether an economy is deemed to be hyperinflationary. As a result, the definition of 'Organic movements' includes price growth in markets deemed to be hyperinflationary economies, up to a maximum of 2% per month while also being on a constant currency basis. Corresponding adjustments have been made to all income statement related lines in the organic movement calculations.
In the tables presenting the calculation of organic movements, 'hyperinflation' is included as a reconciling item between reported and organic movements and that also includes the relevant IAS 29 adjustments.

Unaudited financial information
Organic movement calculations for the year ended 30 June 2023 were as follows:

	North America million	Europe million	Asia Pacific million	Latin America and Caribbean million	Africa million	Corporate million	Total million
Volume (equivalent units)
2019 reported	49.4	45.4	95.1	22.4	33.6	—	245.9
Disposals	(2.1)	(0.1)	—	—	(2.7)	—	(4.9)
2019 adjusted	47.3	45.3	95.1	22.4	30.9	—	241.0
Organic movement (2020)	0.1	(5.2)	(14.5)	(3.4)	(4.0)	—	(27.0)
Organic movement (2021)	5.1	2.9	7.0	4.1	4.8	—	23.9
Organic movement (2022)	1.4	8.5	6.6	4.0	4.0	—	24.5
2020, 2021 and 2022 movement on a constant basis	6.6	6.2	(0.9)	4.7	4.8	—	21.4

Volume (equivalent units)
2022 reported	54.8	51.2	94.2	27.1	35.7	—	263.0
Disposals(2)	—	(0.8)	(23.3)	—	(1.9)	—	(26.0)
2022 adjusted	54.8	50.4	70.9	27.1	33.8	—	237.0
Organic movement	(2.5)	0.1	3.9	(0.9)	(2.4)	—	(1.8)
Acquisitions and disposals(2)	0.1	0.8	6.0	—	1.3	—	8.2
2023 reported	52.4	51.3	80.8	26.2	32.7	—	243.4
Organic movement %	(5)	—	5	(3)	(7)	—	(1)

2019 to 2023 reported growth %	6	13	(15)	17	(3)	—	(1)
2019 to 2023 growth on a constant basis %	9	14	3	17	8	—	8

	North America £ million	Europe £ million	Asia Pacific £ million	Latin America and Caribbean £ million	Africa £ million	Corporate £ million	Total £ million
Sales
2022 reported	6,682	5,740	5,624	1,945	2,403	54	22,448
Exchange	(51)	(149)	(4)	(19)	(1)	—	(224)
Disposals(2)	—	(36)	(884)	—	(195)	—	(1,115)
Hyperinflation	—	(213)	—	—	—	—	(213)
2022 adjusted	6,631	5,342	4,736	1,926	2,207	54	20,896
Organic movement	(15)	553	317	132	71	33	1,091
Acquisitions and disposals(2)	23	22	225	6	156	—	432
Exchange	743	(205)	125	196	(48)	1	812
Hyperinflation	—	284	—	—	—	—	284
2023 reported	7,382	5,996	5,403	2,260	2,386	88	23,515
Organic movement %	—	10	7	7	3	61	5

Unaudited financial information

	North America £ million	Europe £ million	Asia Pacific £ million	Latin America and Caribbean £ million	Africa £ million	Corporate £ million	Total £ million
Net sales
2019 reported	4,460	2,939	2,688	1,130	1,597	53	12,867
Exchange	(34)	(19)	1	4	(2)	2	(48)
Reclassification	—	—	—	(10)	—	—	(10)
Disposals	(75)	(1)	(1)	(1)	(91)	—	(169)
2019 adjusted	4,351	2,919	2,688	1,123	1,504	55	12,640
Organic movement (2020)	105	(358)	(423)	(169)	(200)	(16)	(1,061)
Organic movement (2021)	929	108	308	275	258	(18)	1,860
Organic movement (2022)	754	766	402	451	308	35	2,716
2020, 2021 and 2022 movement on a constant basis	1,788	516	287	557	366	1	3,515

Net sales
2022 reported	6,095	3,212	2,884	1,525	1,682	54	15,452
Exchange(1)	(46)	(44)	(8)	(16)	(1)	—	(115)
Disposals(2)	—	(29)	(137)	—	(130)	—	(296)
Hyperinflation	—	(71)	—	—	—	—	(71)
2022 adjusted	6,049	3,068	2,739	1,509	1,551	54	14,970
Organic movement	11	347	353	142	83	33	969
Acquisitions and disposals(2)	20	20	35	3	104	—	182
Exchange(1)	678	(41)	73	145	(39)	1	817
Hyperinflation	—	175	—	—	—	—	175
2023 reported	6,758	3,569	3,200	1,799	1,699	88	17,113
Organic movement %	—	11	13	9	5	61	6

2019 to 2023 reported growth %	52	21	19	59	6	66	33
2019 to 2023 growth on a constant basis %	41	30	24	62	30	62	35

	North America £ million	Europe £ million	Asia Pacific £ million	Latin America and Caribbean £ million	Africa £ million	Corporate £ million	Total £ million
Marketing
2022 reported	1,200	577	490	243	199	12	2,721
Exchange	(12)	5	(2)	(3)	(2)	(1)	(15)
Fair value remeasurement of contingent considerations, equity option and earn out arrangements	1	—	—	—	—	—	1
Disposals(2)	—	(1)	—	—	(9)	—	(10)
Hyperinflation	—	(6)	—	—	—	—	(6)
2022 adjusted	1,189	575	488	240	188	11	2,691
Organic movement	22	42	46	34	4	4	152
Acquisitions and disposals(2)	15	3	—	1	4	2	25
Exchange	134	(2)	12	21	(1)	2	166
Hyperinflation	—	17	—	—	—	—	17
2023 reported	1,360	635	546	296	195	19	3,051
Organic movement %	2	7	9	14	2	36	6

Unaudited financial information

Operating profit before exceptional items	North America £ million	Europe £ million	Asia Pacific £ million	Latin America and Caribbean £ million	Africa £ million	Corporate £ million	Total £ million
2019 reported							4,116
Disposal							(29)
2019 adjusted							4,087
Organic movement (2020)							(589)
Organic movement (2021)							627
Organic movement (2022)							995
2020, 2021 and 2022 movement on a constant basis							1,033

Operating profit before exceptional items
2022 reported	2,454	1,017	711	538	315	(238)	4,797
Exchange(1)	(31)	(13)	(5)	(14)	11	(30)	(82)
Fair value remeasurement of contingent considerations and equity option	(32)	(36)	—	8	—	—	(60)
Acquisitions and disposals(2)	6	(18)	(26)	—	(18)	—	(56)
Hyperinflation	—	(1)	—	—	—	—	(1)
2022 adjusted	2,397	949	680	532	308	(268)	4,598
Organic movement	(57)	103	200	62	37	(24)	321
Acquisitions and disposals(2)	(18)	(13)	5	—	27	(6)	(5)
Fair value remeasurement of contingent considerations, equity option and earn out arrangements	87	25	—	1	—	—	113
Exchange(1)	280	18	20	66	(152)	(28)	204
Hyperinflation	—	23	—	—	—	—	23
2023 reported	2,689	1,105	905	661	220	(326)	5,254
Organic movement %	(2)	11	29	12	12	(9)	7

Organic operating margin % (3)
2023	38.6	30.8	28.5	36.0	21.1	n/a	30.9
2022	39.6	30.9	24.8	35.3	19.9	n/a	30.7
Margin movement (bps)	(101)	(13)	363	72	126	n/a	15

2019 to 2021 reported growth %							28
2019 to 2023 growth on a constant basis %							33
(i)    For the reconciliation of sales to net sales, see page 213.
(ii)    Percentages and margin movements are calculated on rounded figures.

Notes: Information in respect of the organic movement calculations

(1)    The impact of movements in exchange rates on reported figures for operating profit was principally in respect of the favourable exchange impact of the strengthening of the US dollar and Mexican peso against the sterling, partially offset by the weakening of the Nigerian naira, Ghanaian cedi and the Turkish lira.
(2)    Acquisitions and disposals that had an effect on volume, sales, net sales, marketing and operating profit in the year ended 30 June 2023, are detailed on page 285.
(3)    Organic operating margin calculated by dividing Operating profit before exceptional items by net sales.

Business review (continued)
In the year ended 30 June 2023, the acquisitions and disposals that affected volume, sales, net sales, marketing and operating profit were as follows, as per footnote (2) on the previous page:

	Volume equ. units million	Sales £ million	Net sales £ million	Marketing £ million	Operating profit £ million
Year ended 30 June 2022
Acquisitions
Chase Distillery	—	—	—	—	1
Lone River Ranch Water	—	—	—	—	6
	—	—	—	—	7
Disposals
USL Popular brands	(23.3)	(884)	(137)	—	(26)
Archers brand	(0.1)	(16)	(10)	—	(7)
Meta Abo Brewery	(0.3)	(16)	(12)	(1)	8
Picon brand	(0.7)	(20)	(19)	(1)	(12)
Guinness Cameroun S.A.	(1.6)	(179)	(118)	(8)	(26)
	(26.0)	(1,115)	(296)	(10)	(63)

Acquisitions and disposals	(26.0)	(1,115)	(296)	(10)	(56)

Year ended 30 June 2023
Acquisitions
Mr Black	—	8	7	3	(2)
Balcones Distilling	—	4	4	4	(12)
Mezcal Unión	—	8	4	3	(1)
21Seeds	0.1	9	8	8	(9)
Don Papa Rum	0.1	10	10	3	(15)
	0.2	39	33	21	(39)
Disposal
USL Popular brands	6.0	225	35	—	5
Archers brand	0.7	12	10	—	2
Guinness Cameroun S.A.	1.3	156	104	4	27
	8.0	393	149	4	34

Acquisitions and disposals	8.2	432	182	25	(5)

Business review (continued)
Earnings per share before exceptional items
Earnings per share before exceptional items is calculated by dividing profit attributable to equity shareholders of the parent company before exceptional items by the weighted average number of shares in issue.
Earnings per share before exceptional items for the year ended 30 June 2023 and 30 June 2022 are set out in the table below:

	2023 £ million	2022 £ million
Profit attributable to equity shareholders of the parent company	3,734	3,249
Exceptional operating and non-operating items	294	405
Exceptional tax items and tax in respect of exceptional operating and non-operating items	(186)	(31)
Exceptional items attributable to non-controlling interests	(141)	(103)
Profit attributable to equity shareholders of the parent company before exceptional items	3,701	3,520
Weighted average number of shares	million	million
Shares in issue excluding own shares	2,264	2,318
Dilutive potential ordinary shares	7	7
Diluted shares in issue excluding own shares	2,271	2,325
	pence	pence
Basic earnings per share before exceptional items	163.5	151.9
Diluted earnings per share before exceptional items	163.0	151.4

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
The group’s management regards a portion of the purchase and disposal of property, plant and equipment and computer software as ultimately non-discretionary since ongoing investment in plant, machinery and technology is required to support the day-to-day operations, whereas acquisition and sale of businesses are discretionary.
Where appropriate, separate explanations are given for the impacts of acquisition and sale of businesses, dividends paid and the purchase of own shares, each of which arises from decisions that are independent from the running of the ongoing underlying business.
Free cash flow reconciliations for the years ended 30 June 2023 and 30 June 2022 are set out in the table below:

	2023 £ million	2022 £ million
Net cash inflow from operating activities	3,024	3,935
Disposal of property, plant and equipment and computer software	13	17
Purchase of property, plant and equipment and computer software	(1,180)	(1,097)
Movements in loans and other investments	(57)	(72)
Free cash flow	1,800	2,783

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

Operating cash conversion for the years ended 30 June 2023 and 30 June 2022 were as follows:

	2023 £ million	2022 £ million
Profit for the year	3,766	3,338
Taxation	970	1,049
Share of after tax results of associates and joint ventures	(370)	(417)
Net finance charges	594	422
Non-operating items	(328)	17
Operating profit	4,632	4,409
Exceptional operating items	622	388
Fair value remeasurement	(124)	(60)
Depreciation, amortisation and impairment(1)	496	489
Hyperinflation adjustment	(28)	(10)
Retranslation to budgeted exchange rates	(198)	27
	5,400	5,243

Cash generated from operations	4,779	5,212
Net exceptional cash paid(2)	25	15
Post employment payments less amounts included in operating profit(1)	25	89
Net movement in maturing inventories(3)	577	360
Provision movement	65	58
Dividends received from associates	(219)	(190)
Other items(1)	14	(53)
Hyperinflation adjustment	(29)	(22)
Retranslation to budgeted exchange rates	(198)	42
	5,039	5,511

Operating cash conversion	93.3%	105.1%
(1)    Excluding exceptional items.
(2)    Exceptional cash payments for winding down our Russian operations was £13 million (2022 – £13 million) and for Supply chain agility programme was £12 million (2022 - £nil). In the year ended 30 June 2022 exceptional cash payments for other donations were £2 million.
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
Calculations for the return on average invested capital for the years ended 30 June 2023 and 30 June 2022 are set out in the table below:

	2023 £ million	2022 £ million
Operating profit	4,632	4,409
Exceptional operating items	622	388
Profit before exceptional operating items attributable to non-controlling interests	(173)	(192)
Share of after tax results of associates and joint ventures	370	417
Tax at the tax rate before exceptional items of 23.0% (2022 – 22.5%)	(1,294)	(1,173)
	4,157	3,849
Average net assets (excluding net post employment benefit assets/liabilities)	8,924	8,428
Average non-controlling interests	(1,638)	(1,641)
Average net borrowings	14,949	12,859
Average integration and restructuring costs (net of tax)	1,639	1,639
Goodwill at 1 July 2004	1,562	1,562
Average invested capital	25,436	22,847
Return on average invested capital	16.3%	16.8%

Business review (continued)
Adjusted net borrowings to adjusted EBITDA
Diageo manages its capital structure with the aim of achieving capital efficiency, providing flexibility to invest through the economic cycle and giving efficient access to debt markets at attractive cost levels. The group regularly assesses its debt and equity capital levels to enhance its capital structure by reviewing the ratio of adjusted net borrowings to adjusted EBITDA (earnings before exceptional operating items, non-operating items, interest, tax, depreciation, amortisation and impairment).
Calculations for the ratio of adjusted net borrowings to adjusted EBITDA for the years ended 30 June 2023 and 30 June 2022 are set out in the table below:

	2023 £ million	2022 £ million
Borrowings due within one year	1,701	1,522
Borrowings due after one year	14,801	14,498
Fair value of foreign currency derivatives and interest rate hedging instruments	30	(73)
Lease liabilities	448	475
Less: Cash and cash equivalents	(1,439)	(2,285)
Net borrowings	15,541	14,137
Post employment benefit liabilities before tax	373	402
Adjusted net borrowings	15,914	14,539
Profit for the year	3,766	3,338
Taxation	970	1,049
Net finance charges	594	422
Depreciation, amortisation and impairment (excluding exceptional impairment)	496	492
Exceptional impairment	570	336
EBITDA	6,396	5,637
Exceptional operating items (excluding impairment)	52	49
Non-operating items	(328)	17
Adjusted EBITDA	6,120	5,703
Adjusted net borrowings to adjusted EBITDA	2.6	2.5

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
The tax rates from operations before exceptional and after exceptional items for the years ended 30 June 2023 and 30 June 2022 are set out in the table below:

	2023 £ million	2022 £ million
Taxation on profit (a)	970	1,049
Tax in respect of exceptional items	129	31
Exceptional tax credit	57	—
Tax before exceptional items (b)	1,156	1,080
Profit before taxation (c)	4,736	4,387
Non-operating items	(328)	17
Exceptional operating items	622	388
Profit before taxation and exceptional items (d)	5,030	4,792
Tax rate after exceptional items (a/c)	20.5%	23.9%
Tax rate before exceptional items (b/d)	23.0%	22.5%

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

References to emerging markets include Poland, Eastern Europe, Turkey, Latin America and Caribbean, Africa and Asia Pacific (excluding Australia, Korea and Japan).

References to reserve brands include, but are not limited to, Johnnie Walker Blue Label, Johnnie Walker Green Label, Johnnie Walker Gold Label Reserve, Johnnie Walker Aged 18 Years, John Walker & Sons Collection and other Johnnie Walker super and ultra-premium brands; The Singleton, Cardhu, Talisker, Lagavulin, Oban and other malt brands; Buchanan’s Special Reserve, Buchanan’s Red Seal; Haig Club whisky; Copper Dog whisky; Roe & Co; Bulleit Bourbon, Bulleit Rye; Orphan Barrel whiskey; Balcones whisky and rum; Tanqueray No. TEN and Tanqueray Malacca gin; Aviation, Chase, Jinzu and Villa Ascenti gin; Cîroc, Ketel One vodka, Ketel One Botanical; Don Julio, Casamigos, DeLeón and 21Seeds tequila; Mezcal Unión mezcal; Zacapa, Bundaberg Master Distillers' Collection, Pampero Aniversario and Don Papa rum; Shui Jing Fang, Seedlip, Belsazar and Pierde Almas.

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

There is no industry-agreed definition for price tiers and for data providers such as IWSR, definitions can vary by market. Diageo bases price tier definitions on a methodology that uses external metrics (including market pricing data from Nielsen, IRI etc., as well as the IWSR segmentation) for benchmarking and internal pricing metrics for a consistent segmentation.

References to the disposal of the USL Popular brands include non-exhaustively the Haywards, Old Tavern, White Mischief, Honey Bee, Green Label and Romanov brands.

References to the group include Diageo plc and its consolidated subsidiaries.

Non-financial reporting boundaries and methodologies

The non-financial reporting boundaries and methodologies outlined here relate to the social and environmental performance disclosures set out in the Annual Report and the ESG Reporting Index. We describe below the general reporting methodologies and boundaries related to both non-environmental and environmental reporting. Where there are exceptions to these general reporting methodologies and boundaries, these have been included with the specific metric in the tables that follow.

General reporting methodology and boundaries, covering both non-environmental and environmental metric reporting

I. Reporting period
Our reporting covers the financial year ended 30 June 2023 unless otherwise stated.
II. Scope
Unless otherwise stated(1), the boundaries for all non-financial information disclosed in the Annual Report and the ESG Reporting Index include the performance of the global operations of Diageo plc and its subsidiaries, together with the attributable share of the results of significant joint ventures and joint operations.
The reporting boundaries are based on the principles outlined by the non-financial reporting strategy of our management, the nature of each indicator and, in the case of our greenhouse gas (GHG) emissions metrics, the Greenhouse Gas Protocol.
Environmental data and health and safety data is collected and reported for all operational sites and office sites with more than 50 employees where we have operational control. The environmental impacts associated with leased facilities that do not meet the criteria already mentioned are excluded and considered immaterial to the company’s overall impacts. This scope is reviewed every year to assess the data and extent of impacts.
GHG emissions associated with leased vehicles under operational control are being reviewed and reassessed to determine material significance to overall emissions and extent of overlap with Scope 3 indirect emissions. This review will be concluded in fiscal 24; our current estimate indicates leased vehicles may contribute 4%-5% of Scope 1 emissions or <0.5% of Scope 3 emissions.
Material changes to environmental reporting methodologies are ratified at quarterly 2030 grain to glass Strategic Business Review meetings, chaired by the President, Global Supply Chain & Procurement and Chief Sustainability Officer.

Exceptions to and limitations of each indicator are explained in the following pages section of this document.
III. Baseline and targets
The financial year ended 30 June 2020 is our baseline year. It applies to the majority of our ‘Society 2030: Spirit of Progress‘ targets. Exceptions are described in the following pages. The baseline data is used as the basis for calculating progress against our targets.
We aim to achieve each target by fiscal 30, unless otherwise stated in the following pages of this document.
IV. Acquisitions and disposals
New acquisitions are included in the consolidated reporting for non-financial disclosure from the date when control passes or as soon as practically feasible, and no later than one year after assuming operational control.(2) This duration varies as each new acquisition has unique systems and processes that must be integrated. In case of disposals, data associated with the divestment is removed from the baseline, intervening years and current year unless otherwise stated in the following pages.
V. Restatements
We may have to restate historical data due to structural changes in our operations, including from acquisitions and divestments; improvements in data accuracy and calculation methodologies; material changes to relevant policies; and material changes in our non-financial reporting.
To determine whether we need to restate historical data, we examine whether the qualitative or quantitative impacts of the changes to our non-financial reporting are material enough to compromise the accuracy, consistency and relevance of the reported information. In case a restatement for environmental data is necessary, we restate the data for the baseline year and intervening years.
In case of our environmental data, we may need to adjust data to reflect updates to GHG emission factors, in line with the GHG Protocol recommendations; and any changes in reporting policy that result in a material change to the baseline of more than 1%. We also restate data where we can show that structural changes regarding outsourcing and insourcing have an impact of more than 1%. In certain cases, where historical data is unavailable, the environmental impacts for the baseline year and intervening years are extrapolated from current environmental impact data, based on production patterns.
In fiscal 23, the baseline year GHG emissions impacts were restated to reflect changes to CO2e emission factors and updated calorific values.

(1) Non-financial information, including baseline information, excludes the performance attributable to one of our business units in Greater China due to local regulatory                 restrictions. We believe the exclusion of this data does not materially impact our non-financial performance. We restate baseline and intervening years' non-financial information to reflect divestments, acquisitions, the exclusion of a business unit in China due to local regulatory restrictions, and any other changes that would otherwise compromise the accuracy, consistency and relevance of the reported information.
(2) We define operational control using the definition of accounting standards for most of our ESG metrics. For greenhouse gas emissions, our definition is aligned with the Greenhouse Gas Protocol.

VI. Reliability and accuracy of data
We have processes that govern the collection, review and validation of non-financial data included in this report, at market, regional and global levels. We have clear reporting lines and documentation of our processes; this report provides more detail about our reporting methodologies and calculation processes. Reporting methodologies are reviewed and updated each year by leadership teams.
While we make every effort to capture all information as accurately as possible, it is neither feasible nor practical to measure all data with absolute certainty. Where we have made estimates or exercised judgement, this is highlighted within the reporting methodologies.
Some of our listed subsidiaries also publish sustainability information either as standalone reports or as part of their annual report. Examples of sustainable information reporting are linked below:
•United Spirits Limited: https://media.diageo.com/diageo-corporate-media/media/wxaflz30/united-spirits-limited-esg-reporting-index-2022.pdf
•Sichuan Swellfun Co, Ltd: https://www.swellfun.com/ueditor/php/upload/file/20230426/1682490877231414.pdf
•East Africa Breweries PLC: https://www.eabl.com/sites/default/files/documents/EABL_Sustainability_Report-2022.pdf
•Guinness Nigeria plc: https://www.guinness-nigeria.com/PR1346/aws/media/14677/f22-sustainability-report.pdf
VII. Reporting systems
We use four main systems to collect, validate and analyse reported data.
•Human Resources data is reported at site level using Workday, our global information management systems. HR data is collected on a monthly basis for all Workday markets.(1) Non-Workday markets(2) data is manually captured offline via HR Directors and the points of contact only for annual reports. Both Workday and non-Workday markets data are then consolidated.
•Health and Safety information for performance measures is collected locally, on a monthly basis, using site held incident reports. This is collated and analysed using a web-based information management system and reported externally on an annual basis.
•Environmental data is collected on key measures of environmental performance every year. This is collated and analysed using a web-based environmental management system.
•Market-level ‘Society 2030: Spirit of Progress‘ data: Where ‘Society 2030: Spirit of Progress‘ programmes are managed at a local level, data is collated every quarter. The data is compiled at market, regional and global levels, alongside our other ‘Society 2030: Spirit of Progress‘ targets, and is reviewed by general managers, functional leadership teams, the 2030 grain to glass Strategic Business Review (SBR) and the Global Executive Committee during quarterly meetings.
This regular assessment of performance enables us to manage programme risks and opportunities and helps us ensure that we have the right level of resources to deliver on our commitments.

Scope and methodology of physical and transition climate risk scenario analysis reported on page 294.

Scenario analysis of physical risks
Important note on scenario analysis:
Climate risk scenario analysis has limitations: it is not a predictor of the future and it is limited by the assumptions used, which themselves are subject to uncertainty. No single scenario is likely to materialise in the coming decades, and we are all likely to be exposed to both physical and transition risks as the world continues to warm as a consequence of emissions already in the atmosphere. The pathway to reducing emissions is also highly variable, as governments and industry pursue a variety of means, such as introducing regulation and developing new technologies. Nevertheless, scenario analysis is a powerful tool to understand how our business could be impacted under certain plausible but severe future conditions, and it allows us to understand where risks and opportunities are most likely to materialise, to understand trends and to integrate these into our strategy.
Following the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD), we conducted scenario analysis to determine the likely financial impact of the most important physical risks on our assets and operations. The physical risks we identified of most importance were:
1.Water supply: Inability to produce brands due to constrained water supply as a result of drought caused by chronic climate change.
2.Agricultural material supply: Increased cost of raw materials due to scarcity caused by changes in growing conditions caused by chronic climate change
3.Site integrity: Inability to produce products, or damage to stored products due to acute weather events (floods or storms)
4.Disruption to agricultural material supply: Inability to receive agricultural materials due to acute weather events (floods or storms).
Using the best available climate data and natural catastrophe-modelling techniques, our climate resilience partners calculated projected Estimated Annual Losses (EALs) and Value at Risk (VaR) for the present day and two future time periods (the 2030s and 2050s) under two climate scenarios. For most climate variables, these climate scenarios include a ‘moderate’ emissions reduction pathway (RCP4.5 or SSP245) and a ‘worst-case’ pathway (RCP 8.5 or SSP 585). The results were expressed as:
Present day and projected EALs driven by:
•The impact of drought, river floods and tropical windstorms on owned and third-party-operated production assets
•The impact of floods and tropical windstorms on supplier assets (glass and cans);

and present day and projected VaR associated with:
•The exposure of production assets to water stress
•The exposure of production and supplier assets to tropical windstorms.
Please see the diagram on page 294 for a summary of the scope of our physical and transition risk assessments and scenario analysis.)

(1) Markets using our Workday online Human Resource system
(2) Non-Workday markets refer to markets where the Workday online Human Resource System is not used.

A summary of the scope of our physical and transition risk assessments and scenario analysis

Timeframe	Short term (0-5yrs)		Medium term (2030)	Long term (2050)
Geography	All Diageo and key third-party operations in North America, Scotland (fiscal 21); India, Africa, Mexico and Turkey (fiscal 22); and Asia Pacific, Europe and Latin America and Caribbean (fiscal 23).
Risk types	Physical risks Water (availability, quality, temperature), temperature, flooding, landslide, wildfires, wind, humidity			Transition risks and opportunities
Temperature scenarios	+4 to +5ºC (extreme) RCP 8.5'		+2 to +3ºC (moderate) RCP 4.5'	1.5ºC to 2ºC (Paris agreement) RCP 2.6'
Scope
	Raw materials 1,200+ suppliers' sites Key raw materials* (wheat, barley, maize, cane and beet sugar, vanilla, aniseed, grapes, broken rice, sorghum, agave, dairy, hops) *+4 to +5ºC scenario only	Processing Approximately 250 Diageo and third-party operations' sites Detailed assessments of 39 sites	Distribution Key road, rail routes Key sea ports (69)	Risks reviewed Policy and legal risks Technology risks Market risks Reputation risks	Opportunities Resource efficiency Energy source Products and services Markets
				Scenario analysis Energy Transport Packaging Raw materials	Scenario analysis Pack weight reduction Circular offerings
Scenario analysis of transition risks
Over fiscal years 21-23, we have conducted scenario analysis of the impact on our financial performance of transition risks stemming from a Paris-aligned scenario. Our modelling envisages a successful transition to a low-carbon economy in time to keep the temperature rise to 1-2⁰C by 2100 and assumes a variety of decarbonisation challenges and opportunities relating to ingredients, energy, packaging and transport costs, and changes in demand for our products (to 2030 and 2050). Over consecutive years, we have refined the model and incorporated data relating to our entire business, including production volume, sales, raw materials and packaging costs, and projected growth rates by category and market to inform future scenarios.
In modelling the financial impact of a successful transition to a low-carbon economy, we considered two scenarios:
1.A baseline scenario which incorporates stated policies and national targets that are already in place and have detailed measures for their realisation; and
2.A transition scenario that assumes the world successfully reaches net zero emissions by 2050. This scenario considers necessary changes in the global energy sector and associated changes across all other sectors of the economy that can reasonably be modelled.
Both scenarios rely on a combination of internal assumptions (e.g., production costs, sales and margin growth rates, product mix, etc) and external factors (e.g., carbon pricing, greening of energy production, decarbonisation of industry). External models available from the International Energy Agency, the Intergovernmental Panel on Climate Change and other institutions were supplemented where necessary by our expert partners' internal models. Together, these models gave us a range of plausible assumptions designed to capture a trajectory of changes in demand, costs, prices, regulation, technology and capital investments in relevant markets and business segments, that could result in the world achieving net zero emissions by 2050. We looked at how combinations of these changes might affect us both positively (increased demand for sustainable products) and negatively (higher costs) and estimated the combined effect on our cash flow to both 2030 and 2050. Outlined in the table on page 295, below are the materials that most affect our input costs, which may go up or down depending on the situation. We have modelled costs based on our exposure to global versus local changes; so, for example, glass and aluminium are procured globally, while the cost of energy, for example, is always local. For each scenario, we then estimated the prices of major input costs, where relevant by geography, and modelled the impact they would have on our operating profit.

Input costs assessed in the scenario analysis by geography

Region	Global	UK	US	Canada	Mexico	Turkey	India	Africa	Asia Pacific	LAC	Ireland
Glass	●
Aluminium	●
Land transport	●
Ocean transport	●
Energy		●	●	●	●	●	●	●	●	●
Electricity		●	●	●	●	●	●	●	●	●
Raw materials:
Barley	●
Wheat	●
Maize	●
Rice	●
Sorghum	●
Sugar	●
Vanilla								●
Aniseed						●
Agave					●
Grapes						●
Hops	●
Dairy											●

Promote positive drinking
As a responsible business, we want to change the way people drink – for the better. This is why we promote moderate drinking and invest in education and programmes to discourage the harmful use of alcohol. Around the world, we reach audiences with messages that aim to change attitudes, whether it’s highlighting the harm of underage drinking or binge drinking, warning of the dangers of drink driving, or using our brands to highlight the importance of moderation.
Our work speaks to audiences across the globe. We continue to innovate and look for ways to improve as we strive to engage more and more people through our work to promote positive drinking. This desire to learn and improve extends to how we measure and evaluate the impact of our work and its effect on changing people’s attitudes.
We have reached our DRINKiQ target by launching it in all our markets where legally permissible, but we are determined to continue promoting DRINKiQ so that consumers have access to information that can increase their knowledge and awareness of the impact of harmful drinking.

Target	Champion health literacy and tackle harm through DRINKiQ in every market where we live, work, source and sell
Performance measure	Number of markets that have launched DRINKiQ
Definition
•Markets required for DRINKiQ rollout were identified during the initial project scoping phase in fiscal 20. The baseline is the total number of Diageo markets where we live, work, source and sell.
•‘Launched’ means the DRINKiQ website is live and accessible by consumers in the market from November 2020.

Data preparation
•The Global Spirit of Progress team manages all aspects of DRINKiQ design, development and deployment (except China, where we had to use a local vendor for build due to firewall issues).
•We engage and manage the global agency that is responsible for building and testing every website in every market throughout all stages of development, user acceptance testing and deployment.
•The agency web developers who build the DRINKiQ website undertake a series of steps to deploy DRINKiQ to the production environment. Once the deployment is complete, the agency conducts testing to verify overall site performance and functionality is operating as intended. The completion of the testing concludes the deployment process, and the site/updates are deemed as ‘live’ since they are available on www.drinkiq.com.

Scope exception	Turkey is the only market in which we are unable to roll out DRINKiQ due to legal restrictions. Travel Retail Asia covers multiple geographical territories and is therefore not counted as an individual market in scope for delivering our DRINKiQ target.

Target	Leverage Diageo marketing and innovation to make moderation the norm – reaching 1 billion people with dedicated responsible drinking messaging
Performance measure	Number of people reached through campaigns and training specifically designed to promote moderation
Definition	We deliver responsible drinking campaigns and training through social media, viral videos, events, traditional media campaigns and other forms of marketing by Diageo brands.
Scope exception	Markets are only included where we have verifiable media data provided by third-party partners.
Reporting period	1 June to 31 May. Our baseline year for calculating cumulative progress is fiscal 21.
Data preparation
Data on how many people our campaigns reach is collected by our media agency partners and reported to us. Diageo’s media agency partners manage measurement and verification of this data through various industry-standard practices optimised for each media channel.
•Digital media: Cookies/pixels provide unique consumer identifiers. These identifiers provide us with the ability to estimate how many people we reach across a single campaign.
•Non-digital media: Utilising industry-standard audience measurement for each platform, we can estimate how many people our campaigns reach for any TV, radio, out of home or other non-digital channel. For example, we utilise industry-standard metrics, such as Nielsen, to estimate viewer audience for a TV programme during which we ran an ad. For out of home, industry-standard measurement of foot traffic, vetted through third-party organisations, is used to estimate the number of people who pass by a billboard.
To attempt to prevent double counting, we also adjust the data in the context of the adult population for each market. Each market's total annual reach figure comprises either the highest number of people reached in any given quarter in that market, or the highest number of people reached by a specific campaign in that market, whichever is the greater.

Limitations	Reach data cannot be as accurately deduplicated over periods of time longer than a year. When reporting how many people we reach over time periods of longer than one fiscal year, figures for individual fiscal years are added together to provide a cumulative number.

Target	Scale up our SMASHED partnership and educate 10 million young people, parents and teachers on the dangers of underage drinking
Performance measure
•Number of people educated on the dangers of underage drinking through a Diageo-supported education programme
•Number of people who confirmed changed attitudes on the dangers of underage drinking following participation in a Diageo-supported education programme

Definition
SMASHED is our flagship underage drinking programme, developed and delivered in partnership with Collingwood Learning (Collingwood) and sponsored by Diageo. Our SMASHED partnership aims to change attitudes to underage drinking through live theatre performances and workshops and interactive online events.
Live: A live or virtual theatre performance in schools or other community setting, with interactive workshops for students, resources for teachers and parents, and comprehensive evaluation.
Online: An innovative and engaging e-learning course, telling the SMASHED story though filmed clips, with interactive learning tools, student assessment and teacher support.
Offline: SMASHED Online can also be delivered offline through PowerPoint and video clips.
People educated: Target age group (10-17), who have participated in the full 60-minute live or online learning experience. Completions for online are counted only on course completion, and live completion is counted when the number, as stated by the teacher, has completed the full 60-minute session, which is then confirmed by the local delivery partner.
Changed attitudes: A young person who confirmed a changed attitude is someone who responds to the post-survey question by stating that they are less likely to drink underage. This is supported by evidenced progression through pre- and post-performance surveys against all other learning outcomes, with the ‘less likely to drink underage’ results as the core indicator.

Scope exception
Local adaptations: Collingwood has set criteria for partners – a local delivery partner, ministry of education (or similar) and sponsors – to support the success of local adaptations on the ground.
Each delivery partner will culturally and linguistically adapt the storyline and interactive elements to suit the local audience, with guidance from Collingwood.
Collingwood collaborates with delivery partners to ensure they comply with the original content while accommodating appropriate adaptations. This is also supported by programme sponsors and educational stakeholders to support links with existing curriculum. Evaluation questions remain consistent worldwide, both pre- and post-programme. Collingwood does not allow changes to the content or intent of the questions. The only adaptations made are for language translation.

Reporting period
The complexity of gathering data from hundreds of schools globally with different academic years means there is a lag in reporting information from our live programmes. Each financial year we include data from 1 June to 31 May.
The baseline year for the reporting of cumulative progress towards our target is our financial year ended 30 June 2018; reporting is therefore cumulative progress from July 2018 onwards.

Target (continued)	Scale up our SMASHED partnership and educate 10 million young people, parents and teachers on the dangers of underage drinking
Data preparation
The number of people educated is supplied by in-country delivery partners to Collingwood. When SMASHED is delivered by a third-party and is partially funded by Diageo, we only claim the proportion of people educated that our funding contributes to.
From September 2022, where an audience numbers over 500 students in one session, we have categorised these as ‘large-scale special events’. Where large-scale events are run if there are a sufficient number of facilitators (ratio 1:200) then the full number of people educated is included. If the number of facilitators present is below this ratio, then the number of people in attendance are capped at the large-scale event number.
The number of people educated is calculated by adding together the number of people reached in each country.
SMASHED Live operates pre- and post-evaluation surveys of at least 20% of the target audience of young learners as part of the programme on the day. This represents 20% of the participating schools on each tour.
The following sampling criteria have been established to measure attitude change:
•Assess 20% of programme participants through pre- and post-evaluation surveys.
•The participants that make the 20% sample have to be selected randomly.
•If the sample is less than 200 people, the same participants must take the pre- and post-evaluation surveys.
•The sample has to be approximately 50% male and 50% female.
The number of people who confirmed changed attitude is calculated by projecting the results of the survey, for those who have confirmed in the post-survey question that they are less likely to drink underage, to the total number of people educated for the events run.
The data, alongside supporting evidence is supplied by delivery partners and then consolidated and reviewed by Collingwood before being shared with us for review and reporting.
We have assumed that teachers are an impartial and accurate provider of student numbers, with clear knowledge of the groups allocated to SMASHED. We have also assumed that students participating in SMASHED Live and Online have adequate literacy skills to understand and complete written evaluation forms.

Limitation
We consider double counting to be highly unlikely, given the activity is only delivered once to any audience within the curricular requirements for the year. No unique personal identifiers are collected, for data privacy reasons.
•We avoid having schools run SMASHED Live and Online concurrently by offering only a single option in the vast majority of countries. Where two programmes are available, we mitigate the risk of duplication by offering programmes strategically to different school areas. In the unlikely event a school uses SMASHED Online and SMASHED Live, we assume that the school will utilise courses for different student groups. We mitigate the risk further by checking participating school data quarterly and communicating with teachers.
•We have assumed that the number of students expected to either repeat a year group or change secondary schools is negligible, based on the most recent statistics from third parties.

Target	Extend our UNITAR partnership, and promote changes in attitudes to drink driving, reaching five million people by 2030
Performance measure
•Number of people educated about the dangers of drink driving
•Number of people who confirmed attitudinal change on the dangers of drink driving through the Diageo supported programme
•Number of law enforcement officers trained through the UNITAR High Visibility Enforcement (HVE) programme.

Definition
We run two programmes that aim to address the dangers of drink driving. Our Wrong Side of the Road (WSOTR) programme, primarily delivered online, is designed to help people understand the consequences of drink driving by listening to the repercussions for people who decided to get behind the wheel after drinking. All stories are real and aim to help prevent other people from making the same mistakes. The purpose is to show the effects that this decision can have on the individual and the people around them, helping viewers to consider what would happen if they were in a similar situation.
We also partner with UNITAR on its high-visibility enforcement training programme, an online training course which aims to help government and law enforcement officials design and implement interventions that contribute to reducing the number of alcohol-related fatalities and injuries.
Changed attitudes: A person who confirmed a changed attitude is someone who responds to the post-experience survey by stating that they are less likely to drink and drive because of participating in the Diageo learning experience.

Scope exception	For programmes that are partially funded by Diageo, we only claim the proportion of people educated that our funding contributes to.
Reporting period	1 July to 30 June. Our baseline year is fiscal 22.
Data preparation
To measure attitude change, at least 20% of WSOTR participants are assessed through a pre- and post-programme survey as to whether they are less likely to drink and drive because of their participation.
The different formats are reported in the following ways:
•Online: The online completions are reported daily through a data report pulled from Diageo’s internal PowerBi system.
•Online through third parties: Depending on the format, their numbers can either be generated by the main system through the daily report or through their own reports. They must provide back-up data, which is then validated by the Diageo global team.
•Offline: In markets where internet access is a challenge, we have tailored the experience to be used offline at events or high-footfall locations. Completions are captured on forms that are then collated and input to a report. These reports are submitted quarterly and reviewed and verified by the global team.

Limitations	-

Doing business the right way
from grain to glass

We want to do business in the right way every day, everywhere. This is about ensuring our people and suppliers demonstrate integrity, live our values, and behave in an ethical way that underpins our Code of Conduct. We expect everyone who works for us and alongside us to uphold human rights and stand up for what is right, as we grow sustainably and responsibly.

Governance and ethics
Working with integrity is an important part of who we are and how we achieve our performance ambition to be the best performing, most trusted and respected consumer products company in the world.

Performance measure	Code of Business Conduct Mandatory Training
Definition	Annually, we request all Diageo employees to complete the Code of Business Conduct e-learning. This requires employees to confirm their commitment to their compliance and ethics accountabilities, and certify that they have read, understood, and complied with our Code of Business Conduct and supporting Global policies.
Scope exception	Employees on long-term leave e.g. family leave, sickness leave.
Data preparation	We deliver the Code of Business Conduct e-learning through our global online training tool, My Learning Hub, which holds a record of who has participated in and completed the course. Participation and completion records are reported to market and function leadership teams and reviewed by Business Integrity leads.
Limitation	-

Performance measure	SpeakUp
Definition	We inform all employees and third parties about our SpeakUp whistleblowing telephone service and online portal, which is available in all 20 of our Code languages. The service is run by an independent external party 24 hours a day, 365 days a year.
Scope exception	-
Data preparation	We capture allegations reported either via SpeakUp or our internal channels in our global breach management tool.
Limitation	-

Performance measure	Reported and substantiated breaches
Definition	Reported breaches are potential breaches of our Code of Business Conduct, policies or standards made known to the business, either via our SpeakUp service or brought to our attention internally. Substantiated breaches are those reports that ultimately result in sufficient evidence being gathered to support the concern raised.
Scope exception	-
Data preparation	We update the number of substantiated breaches and Code-related leavers from previous years to include the outcomes of those reports made in one financial year – but for which the investigation and any associated disciplinary actions are not closed until the following financial year, after the Annual Report has been published. This enables us to make a full and accurate year-on-year comparison.
Limitation	-

Our people
At Diageo, we strive to create an environment where all our people feel they are treated fairly and with respect. We commit to understanding what it means to act with integrity in our roles, to ensure we are doing business in the right way, meeting external expectations and our own standards. Our global health and safety ambition and strategy are designed to ensure all our people are safe when working, on site, at home and on the road, every day, everywhere.
Employee profile data

Performance measure	Average number of employees by region by gender	Average number of employees by role by gender
Definition	Employees have been allocated to the region in which they reside.
Employees have been allocated to the role in which they occupy.
We define Executive as a member of the Executive Committee; Senior Manager (SL, L2, L3) as those in top leadership positions excluding Executive Committee members; Line Manager as all Diageo employees (excluding Executive Committee members and Senior Managers) with one or more direct reports; and Supervised employee as all remaining Diageo employees (excluding Executive Committee members, Senior Managers and Line Managers) who have no direct reports.

Scope exception	All Diageo employees are in scope for this performance measure. However, people data from joint ventures and associates where Diageo does not have operational control are not included.	All Diageo employees are in scope for this performance measure. However, people data from joint ventures and associates where Diageo does not have operational control are not included.
Data preparation
Total employee data comprises our average number of FTE employees across 12 months. Employee data is captured globally through financial and HR information and reporting systems.
Employee type includes Regular, Graduates and Fixed Term Contract (FTC) across all markets. Data from markets where Diageo has not implemented its global HR system is collected by local HR teams to form a total Diageo view.

Employee data comprises our average number of FTE employees across 12 months except Executives, which are reported as of 30 June 2023 because of the small population size. Employee data is captured globally through financial and HR information and reporting systems.
Employee type includes Regular, Graduates and Fixed Term Contract (FTC) across all markets. Data from markets where Diageo has not implemented its global HR system is collected by local HR teams to form a total Diageo view.

Limitation
Joint operations are included but, where Diageo does not have operational control, only high-level regional data is available.
Markets where our global HR system, Workday, is not in place are reliant on manual data collection or, in some cases, we may not be able to obtain data. These markets include Ypioca, Zacapa, United Spirits Limited – India (partial), Casamigos, Balcones, Davos, Vietnam Spirits and Wine, Don Papa Rum, Moet Hennessy Diageo, Korea (partial), Japan JWS, Angola and Northern Cyprus.

Joint operations are included but, where Diageo does not have operational control, only high-level regional data is available.
Markets where our global HR system, Workday, is not in place are reliant on manual data collection or, in some cases, we may not be able to obtain data. These markets include Ypioca, Zacapa, United Spirits Limited – India (partial), Casamigos, Balcones, Davos, Vietnam Spirits and Wine, Don Papa Rum, Moet Hennessy Diageo, Korea (partial), Japan JWS, Angola and Northern Cyprus.

Health and safety

Performance measure	Lost-time accident frequency rate (LTAFR)
Definition
The LTAFR is the number of lost-time accidents (LTAs) per 1,000 full-time employees (Occupational Health & Safety (OH&S) FTE).
We define an LTA as any work-related incident resulting in injury or illness, where a healthcare professional or Diageo recommends one or more full days away from work, or where a job restriction or modification prevents the employee from conducting their routine tasks and activities and from working a full shift.
We consider an injury or illness to be work-related when an event or exposure in the work environment (including people working at home) either caused or contributed to the resulting condition, or significantly aggravated a medically documented and treated pre-existing injury or illness.
LTA numbers also include any OH&S FTE work-related fatalities.
In line with industry best practice, for the purposes of calculating this KPI, we include all Diageo employees, as well as temporary staff and contractors who work under our direct day-to-day supervision in our definition of OH&S FTE.

Scope exception	We have looked closely into which home-working injuries should be in scope for reporting: for example, an injury would be in scope if caused by an activity involving work-related equipment, such as an employee injuring a finger by getting it trapped in a laptop cover. If the injured person did not report the accident on the same shift to their immediate line manager and/or Diageo point of contact, unless there are reasonable grounds, this accident is not in scope as work-related.
Data preparation
We collect and report safety data for all sites where we have full operational control, including all office sites. It includes newly acquired businesses as soon as resources and systems are in place, and no later than one year after we have assumed operational control. We exclude safety data associated with any divestments during the current reporting year from reporting in the current period.
When an incident occurs at any site (operational, corporate office, remote commercial and remote home-working environments), the local line manager and local health and safety team will initiate an accident investigation and root-cause analysis. If the accident is classified as an LTA, then the local health and safety representative will escalate to the site leadership team, who will in turn escalate to regional, market and global leadership. Each month, sites are required to submit details associated with all incidents, accidents and LTAs, as well as OH&S FTE data for their site. OH&S FTE data is primarily obtained directly from the global HR/payroll system or estimated using employee numbers, average number of hours worked, absences and overtime information, if actual data is not readily available. Contractor agencies provide data on the hours worked by each contractor. This is then combined with Diageo employee data to calculate the total FTE data for the month. Safety data and OH&S FTE data is reported at site level using our global data management system.

Limitation	We do not report LTAFR for independent contractors because of the difficulty and administrative burden in accurately recording headcount.

Performance measure	Total recordable accident frequency rate (TRAFR) less than 3.5
Definition
TRAFR is the sum of all work-related accidents including OH&S FTE/non-FTE (contractors) fatalities on Diageo premises, OH&S FTE/non-FTE LTAs, OH&S FTE medical treatment cases (MTC), and non-FTE permanent location-based MTCs, expressed as rate per 1,000 OH&S FTEs plus permanent location-based non-FTEs.
We consider an injury or illness to be work-related when an event or exposure in the work environment (including people working at home) either caused or contributed to the resulting condition, or significantly aggravated a medically documented and treated pre-existing injury or illness.

Scope exception	As under LTAFR
Data preparation	As under LTAFR
Limitation	We do not report MTCs for non-site-based contractors.

Performance measure	Number of fatalities
Definition
A fatality includes any work-related fatality of an employee or contractor under our direct supervision in their day-to-day work environment (on or off our premises), or any work-related fatality suffered by a third-party or contractor (non-FTEs) while on our premises.
We consider a fatality to be work-related when an event or exposure in the work environment (including people working at home) either caused or contributed to the event.

Scope exception	-
Data preparation	As under LTAFR
Limitation	-

Performance measure	Lost-time injury frequency rate (LTIFR)
Definition	Lost-time injury frequency rate (LTIFR) is a standard Occupational Safety and Health Administration (OSHA) metric that measures the number of lost-time injuries occurring in a workplace per one million hours worked.
Scope exception	As under LTAFR
Data preparation	As under LTAFR
Limitation	We do not report LTIFR for independent contractors because of the difficulty and administrative burden in accurately recording headcount.

Performance measure	Lost-time injury rate (LTIR)
Definition	LTIR is a standard OSHA metric that calculates the number of lost-time injuries occurring in a workplace per 200,000 hours worked.
Scope exception	As under LTAFR
Data preparation	As under LTAFR
Limitation	We do not report LTIR for independent contractors because of the difficulty and administrative burden in accurately recording headcount.

Performance measure	Employee Engagement Index
Definition	The Employee Engagement Index is calculated as the percentage of respondents who answer positively to three questions in our Your Voice survey: I am proud to work for Diageo; I would recommend Diageo as a great place to work; I am extremely satisfied with Diageo as a place to work.
Scope exception	–
Reporting period	The data was collected between 6 and 31 March 2023, so the results are based on feedback from participants in that particular window.
Data preparation	The index is calculated from an anonymous annual survey run by an independent third-party.
Limitation	Contractors and employees on long-term leave are excluded.

Champion inclusion and diversity
Championing inclusion and diversity is at the heart of what we do, and is crucial to our purpose of ‘celebrating life, every day, everywhere’.
We have set ourselves ambitious goals to drive progress, inside our business and beyond. They range from increasing representation of women and people from ethnically diverse backgrounds in our leadership, to using our media spend and influence to promote progressive portrayals in marketing, working with diverse creative teams and diverse-owned suppliers and supporting people in our local communities with hospitality and business skills.

Ambition	Champion gender diversity, with an ambition to achieve 50% representation of women in leadership roles by 2030
Performance measure	Percentage of female leaders globally
Definition	Leadership roles comprise Executive Committee members (Exec), Senior Leaders (SL), Level 2 (L2) and Level 3 (L3) roles, some of which will be vacant at any point in time. Employee type includes those on regular and fixed-term contracts.
Scope exception	Non-Executive Directors and extended workers (agency workers, independent contractors, freelancers and consultants) are not in scope, nor are joint ventures, joint operations or associates where Diageo does not have operational control.
Data preparation
The KPI is calculated as the average of filled leadership roles at the end of each of the four quarters across the fiscal year. The total leadership population is calculated from markets that collect gender information through Workday, enabling all employees in scope to self-disclose this information. Gender data is disclosed by employees themselves on a voluntary basis on our online Human Resources system (Workday). All leaders in scope have the ability to disclose gender information on Workday.

Limitations	Where employees have chosen not to declare their gender, this information is excluded from the gender representation data.

Ambition	Champion ethnic diversity with an ambition to increase representation of leaders from ethnically diverse backgrounds to 45% by 2030
Performance measure	Percentage of ethnically diverse leaders globally
Definition
Leadership roles comprise Executive Committee members (Exec), Senior Leaders (SL), Level 2 (L2) and Level 3 (L3) roles, some of which will be vacant at any point in time. Employee type includes those on regular and fixed-term contracts.
We define ethnically diverse as those ethnic groups who are, or were historically, systematically under-represented, disenfranchised and/or economically excluded.
Ethnically diverse people can be a majority or a minority in a country.

Scope exception	Non-Executive Directors and extended workers (agency workers, independent contractors, freelancers and consultants) are not in scope, nor are joint ventures, joint operations or associates where Diageo does not have operational control.
Data preparation
The KPI is calculated as the average of filled leadership roles at the end of each of the four quarters across the fiscal year.
Ethnicity data is disclosed by employees on a voluntary basis on Workday. The relevant ethnicity fields are based on the country in which the individual is employed to ensure all are culturally relevant.
Ethnicity is selected by individuals within the Leadership population from a pre-defined list that encompasses those ethnic types most readily seen within the specific country, based on local census and governmental data.
We determined eight categories of ethnicity, considering Diageo’s market footprint, historic under-representation and alignment across regions: Asian, Black, Hispanic/Latin American, Indian, Indigenous, Middle Eastern and Turkish, Mixed and Other Ethnic Groups. If an individual has identified as another type of local ethnicity, the people analytics team manually assign them to the closest fit, for the purposes of this data gathering exercise only.
Although employees based in India (Diageo India and Diageo Global Business Operations) are on the Workday system, they do not submit ethnicity data through Workday due to cultural sensitivities. So, self-disclosure is not the basis for data capture. Nationality is obtained by the local HR team through official identification documents by employees during the onboarding process and disclosed on Workday. Indian nationals are recorded by HR as being of Indian ethnicity. For India-based employees not of Indian nationality, the local HR director confirms their ethnicity through a confidential conversation with the individual.
Based on a third-party study commissioned by Diageo, ‘Hispanic/Latin American’ is adopted as a term to categorise all people originating from the Latin America and Caribbean (LAC) region, including both indigenous and historically migrant populations. For the purposes of this data gathering exercise, all employees identifying as White with a LAC nationality have been recorded as Hispanic/Latin American. Non-LAC nationals are mapped to their identified ethnicity.

Limitations	Employees who identify as White, declined to self-identify or have not disclosed their ethnicity are not counted as ethnically diverse.

Ambition	Accelerate inclusion and diversity in our value chain, increasing the share of our global spend with diverse-owned and disadvantaged businesses to 15% by 2030
Performance measure	Percentage of spend with diverse-owned and disadvantaged businesses
Definition
We define diverse-owned suppliers as for-profit businesses majority owned and operated by under-represented communities, including (but not limited to) women, ethnic minorities, LGBTQIA+, people with disabilities and other minority groups identified in the markets where we source.
Although we try to define diverse businesses consistently across all our markets, we recognise that diversity can differ across geographical regions, cultures and communities. This means that we define ethnic minority groups on a local level rather than global. In addition, in some markets, we have identified other regionally specific under-represented groups to make sure we are as inclusive as possible.
Disadvantaged businesses include smallholder farmers. The UN’s Food and Agriculture Organization describes a smallholder farmer as one who farms an area below the median threshold of their country. For the purposes of supplier diversity reporting, we consider a smallholder farmer in Africa to be one that farms an area of less than ten acres. In other markets, we use locally recognised guidance, such as for agave farmers in Mexico where the Consejo Regulador del Tequila defines this as 50,000 plants. These suppliers, which can be individuals or farm families, are widely considered to be disadvantaged because of factors including their size and exposure to global commodity markets.
Where our direct suppliers are not diverse-owned, we will consider spend with disadvantaged businesses in their own value chains. This is considered as tier two direct diverse spend.

Scope exception	Spend from categories that are deemed as non-influenceable is excluded from our baseline spend and diverse spend calculations. Examples include customs charges, taxation and charitable donations.
Data preparation
Our total global spend is extracted from our global enterprise software, SAP, and also from other local market enterprise resource planning systems, with spend identified as non-influenceable deducted from this amount. Our spend with diverse-owned and disadvantaged suppliers is calculated as a percentage of this total spend, and is considered our tier 1 diverse spend total.
We ask our direct suppliers who are not diverse-owned to report their spend with diverse-owned business in their supply chains, and we calculate our tier 2 diverse total from these submissions.
Our tier 1 and tier 2 spend calculations are combined and are reflected in the total spend reported against this target.

Limitations	-

Ambition	Provide business and hospitality skills to 200,000 people, increasing employability and improving livelihoods through Learning for Life and our other skills programmes
Performance measure	Number of people reached through Learning for Life and other skills programmes
Definition	Our business and hospitality skills training programmes, including Learning for Life, aim to increase participants’ employability, improve livelihoods and support a thriving hospitality sector that works for all. The core curriculum includes modules on technical skills, life skills and inclusion and diversity.
Scope exception	Only markets running business and hospitality programmes are in scope. Markets with no such programmes are Australia, South Korea, Turkey and Eastern Europe. For entrepreneurship programmes to be included, the metric owner determines that the initiatives are appropriate to be included under the definition of providing business or hospitality skills related to our value chain.
Data preparation
We collate the number of beneficiaries of Learning for Life and other skills programmes through participant programme completion records (collected face to face or via our online training systems) maintained by Diageo programme managers or third-party delivery partners.
We make sure double counting is avoided through programme registration and completion records.

Limitation	Accuracy relies on the quality of data provided by our third-party delivery partners.

Ambition	Through the Diageo Bar Academy (DBA), we will provide 1.5 million training sessions delivering skills and resources to help build a thriving hospitality sector that works for all
Performance measure	Number of participations in training sessions delivered through Diageo Bar Academy
Definition
We measure the number of participations in DBA training sessions. One individual could receive multiple training sessions and each training participation would count towards our target.
The DBA delivers a range of hospitality skills training to owners, managers, bartenders and wait staff with the objective of raising professional standards in the industry and helping professionals and businesses to thrive. Examples of course content include alcohol category knowledge, drink preparation skills, serving skills including responsible serving, business and bar management skills.
Training includes physical, virtual, e-learning and masterclass tutorials.

Scope exception	-
Data preparation
Participants in all these DBA trainings are included in this performance measure.
Diageo obtains data on the number of participations in trainings delivered in different ways depending on the types of course, as outlined below:
•Physical training: attendance number in face-to-face sessions delivered to groups of participants
•Virtual training: attendance number in live online sessions
•E-learning: number of completions of self-directed learning courses
•Masterclass: number of attendances at Live Tutorials and number of viewers of the recorded sessions
From fiscal 23 we include online training data from China, where different digital platforms are used.

Limitation	Accuracy of data in case of physical trainings relies on third-party delivery partners.

Ambition	Ensure 50% of beneficiaries of our community programmes are women and that our community programmes are designed to enhance diversity and inclusion of under-represented groups
Performance measure	Percentage of beneficiaries of our community programmes who are women
Definition	For Learning for Life (or equivalent) programmes, we measure the number and percentage of women who have gained business and hospitality skills.
Scope exception	Our scope currently includes female beneficiaries of registered business and hospitality skills programmes. In future, the scope of this target will also include female representation on our water sanitation and hygiene (WASH) committees and women who benefit from initiatives such as our smallholder farmer programmes.
Data preparation	For Learning for Life programmes (and other skills programmes), we collect data on the number of female participants through training records managed by Diageo programme managers or third-party delivery partners.
Limitation	Accuracy relies on the quality of data provided by our third-party delivery partners.

Pioneer grain-to-glass sustainability

Our continued long-term success depends on the people and planet around us. Our work to pioneer grain-to-glass sustainability is divided into three areas: preserve water for life, accelerate to a low-carbon world and become sustainable by design.
Our water stewardship strategy, ‘Preserve Water for Life’, outlines how we manage water in our supply chain, operations and communities, as well as advocate for collective action to improve water security. We started our decarbonisation journey in 2008, and we aim to reach net zero across our direct operations by 2030, using 100% renewable energy everywhere we operate. We are also committed to reducing our value chain carbon emissions by 50% by 2030. We are working to reduce our carbon footprint by reducing packaging, increasing recycled content and are focusing on regenerative agriculture.

Preserve water for life
Our strategy is based on best practice water stewardship in three areas: water accessibility, availability and quality. We are also working in partnership to better manage water globally and to lead collective action in critical water basins.

Target	Reduce water use in our operations with a 40% improvement in water-use efficiency in water-stressed areas and a 30% improvement across the company
Performance measure	Water use efficiency per litre of product packaged (Litres/Litre)
Additional performance measure	Percentage improvement in litres of water used per litre of product packaged from the prior year
Definition
We prepare and report water withdrawal (use) from sites where we have operational control, using internally developed reporting methodologies based on the GRI Standards.
Water withdrawal includes water obtained from ground water, surface water, mains supply and water delivered to the site by tanker, less any clean water provided back to local communities directly from a site. Uncontaminated water abstracted and returned to the same source under local consent, water abstracted from the sea, and rainwater collection are excluded from reported water withdrawal data.
For water-stressed only: We define water-stressed areas using the World Resources Institute (WRI) Aqueduct tool, UN definitions and internal survey information. During the reporting period, we identified 40 of our sites as located within water-stressed areas. An assessment of our sites located in water-stressed areas is completed every two years and includes any new-build or acquired sites and excludes any sites divested.

Scope exception	The volume of water used at Diageo-operated agricultural lands – in Brazil, Mexico and Turkey – is quantified and reported separately.
Data preparation
Water withdrawal(use) is measured primarily from meter readings and invoices. In limited cases, estimates are used. Water efficiency per litre of packaged product is calculated by dividing total water withdrawal by the total packaged volume.
We use litres of packaged product as the measure for comparison, because this indicates how much water has been used relative to the amount of finished product that has been packaged. We measure litres of packaged product by site and aggregate them at group level. For fiscal 23, the total volume packaged used for the denominator in efficiency indicators is 3,801,239,185 litres.

Limitation	In limited cases (e.g., failure or malfunction of water meters), estimates are used for water withdrawals.

Target	Replenish more water than we use for our operations for all of our sites in water-stressed areas by 2026
Performance measure	Annual volumetric replenishment capacity of projects developed (m3)
Definition
This performance measure is total water replenishment capacity created in fiscal 23 in water-stressed areas. We define replenishment (or volumetric water benefit), in line with the WRI, as the volume of water resulting from water stewardship activities that modify the hydrology in a beneficial way and/or help reduce shared water challenges, improve water stewardship outcomes, and meet the targets of Sustainable Development Goal 6.
Replenishment capacity created by replenishment projects is calculated by reference to Diageo’s Water Replenishment Implementation Guide and Technical Protocol. When projects are delivered by a third-party and partially funded by Diageo, to avoid double counting, we only claim the proportion of volumetric capacity attributable to Diageo.
We define water-stressed areas using the WRI Aqueduct tool (at the Minor Basin level), UN definitions and internal survey information. During the reporting period, we identified 40 of our sites as located within water-stressed areas. An assessment of our sites located in water-stressed areas is completed every two years and includes any new-build or acquired sites and excludes any sites divested. In order to be considered within the annual volumetric replenishment capacity, replenishment projects need to be in a water-stressed area (i.e., a site’s water catchment and/or water-stressed water basins from which we source local raw materials).
The methodology for calculating the volume of water replenished for Diageo’s Water Replenishment Programme is based on the WRI’s Volumetric Water Benefit Accounting: A Method For Implementing and Valuing Water Stewardship Activities (2019, www.wri.org/research/volumetric-water-benefit-accounting-vwba-method-implementing-and-valuing-water-stewardship), which is a “comprehensive, standardised and science-based methodology to calculate and evaluate the benefits of water stewardship activities.” We detail the approach adopted and mathematical calculations applied in the Diageo Water Replenishment Programme Technical Protocol (2019) and provide a step-by-step implementation guide for markets to ensure consistency and robust controls: Diageo Water Replenishment Implementation Guide (2022).

Scope exception	—
Reporting period	1 June to 31 May (previously 16 June to 15 June; see under Limitation, below).
Data preparation
Data required to calculate the indicative volume of water replenished is collected by an implementation partner and confirmed on completion of the project. This data is then validated by an external validator, and confirmed by the Diageo global lead for water. The Diageo Water Replenishment Implementation Guide provides templates for calculating water volume replenished – the estimated volumes are pre-validated by the global team before the project is implemented. Volumes are then validated again after the commissioning of the project.
The project volumes for fiscal 26 are restated every year to reflect latest estimates and previous fiscal actuals.

Limitation	The complexity of gathering data from multiple projects globally means there can be a delay in reporting information. This means we currently include data from projects completed by 31 May 2023 to allow us to consolidate data by fiscal year end.

Target	Invest in improving access to clean water, sanitation and hygiene (WASH) in communities near our sites and local sourcing areas in all of our water-stressed markets
Performance measure	Percentage of water-stressed markets with investment in WASH
Definition
This target tracks funding committed and spent on new WASH facilities to improve local community access to clean water, sanitation or hygiene in communities within the same water basin as our sites and local sourcing areas.
We usually define Diageo’s markets as countries or locations where we operate or sell our products. To ensure comprehensive coverage, this KPI instead defines each market as an individual country, as set out on page 40. This means that the KPI considers water stress and investment at a country level, rather than at a market level.
We define water-stressed areas using the WRI Aqueduct tool at the minor basin level, UN definitions and internal survey information. During the reporting period, we identified 40 of our sites across 12 countries as located in water-stressed areas, with 34 of these locations currently operational and six non-operational. An assessment of our sites located in water-stressed areas is completed every two years and includes any new-build or acquired sites and excludes any sites divested.
The KPI is calculated as a percentage of the number of water-stressed markets in which Diageo has invested in WASH programmes in the same minor water basin as the site, divided by the total number of (in scope) water-stressed markets in which Diageo operates.

Scope exception
The scope excludes water-stressed markets in which Diageo operates where there is no demand or requirement for new community WASH projects (Turkey, Indonesia, Seychelles).
These exclusions are verified by an expert implementing partner, and are based on government, WRI or World Health Organization information on WASH risk and availability.
It also excludes Diageo WASH projects in markets that are not assessed as water stressed or where we do not have direct operations (for example, Myanmar).

Reporting period	1 June to 31 May
Data preparation	Data on the WASH programmes, including locations, clean water yield, and the number of people (including the number of women) who benefit is calculated by NGO delivery partners and validated by an external validator.
The KPI is calculated as a percentage, i.e., the total number of water-stressed markets in which Diageo has invested in WASH programmes divided by the total number of (in scope) water-stressed markets in which Diageo operates.
Limitation	The complexity of gathering data from multiple projects globally means there can be a delay in reporting information. This means we currently include data from projects completed by 31 May 2023 to allow us to consolidate data by fiscal year end.

Target	Engage in collective action in all of our priority water basins to improve water accessibility, availability and quality and contribute to a net positive water impact
Performance measure	Percentage of priority water basins with collective action participation
Definition
We identify priority water basins using a Diageo criticality assessment (based on expert judgement and consumption volumes) and those facing high water risk, according to the WRI Aqueduct tool. These basins would benefit most from Diageo operational sites participating in collective action to address identified water challenges.
Collective action in water stewardship includes multi-stakeholder water management initiatives or projects that involve interaction with government entities, local communities, NGOs and/or civil society organisations.

Scope exception	—
Data preparation	Priority water basins with collective action participation are reported at country level and tracked by the Diageo global metric owner.
Limitation	—

Accelerating to a low-carbon world
We know that our planet needs significant, science-based action to create a sustainable future. We have set ourselves bold targets to reach net zero carbon across our operations and to work with our suppliers to reduce our value chain carbon emissions by 50% by 2030.

Target	Become net zero carbon in our direct operations (Scope 1 and 2)
Performance measure	Total direct and indirect carbon emissions by weight (market/net based) (1000 tonnes CO2e)
Additional performance measures
Percentage reduction in absolute carbon emissions (direct and indirect carbon emissions by weight (market/net based)) from the prior year

Market based (net) intensity ratio of GHG emissions (grams CO2e per litre of packaged product)

Definition
Scope 1 and 2 emissions are presented as the absolute GHG emissions (Direct – Scope 1 emissions from on-site energy consumption of fuel sources and Indirect – Scope 2 emissions from purchased electricity and heat) in 1000 tonnes CO2e using market-based reporting methodology. Market-based GHG emission intensity ratio is calculated as grammes per CO2e per litre, using direct operations packaged product volume in litres for fiscal 23.

Scope exception
We exclude minor quantities of Scope 1 emissions up to 0.5% of a site's emissions, to a maximum of 50 tonnes CO2e per emission source, as well as the carbon emissions associated with biogas flaring, since they are determined to be insignificant to our overall impacts. More details can be found in the Scope section of General Reporting methodology and boundaries, covering both non-environmental and environmental metric reporting.
Biological/biogenic CO2 emissions from the combustion of bioenergy, and from direct operations processes such as fermentation to create alcohol are outside of scope and are reported separately. However, bioenergy CO2e emissions associated with methane and nitrous oxides that are not absorbed in bioenergy feedstock growth are included in Scope 1 emissions.
We do not include carbon offsets or credits in the Scope 1 and 2 GHG emissions market-based approach.

Data preparation
We calculate CO2e emissions data based on direct measurement of energy use (meter readings/invoices) for the majority of sites.
Market-based emissions
We externally report Scope 1 and 2 GHG emissions using metric tonnes of CO2e to compare the emissions from the seven main GHGs based on their global warming potential. We base our CO2e reduction targets and reporting protocols (since 2007) on market-based emissions.
Direct (Scope 1) emissions
We report fuel consumption by fuel type at site level using the environmental management system. Using calorific values, the fuel is then converted to energy consumption, in kilowatt hours (kWh), by fuel type, and is multiplied by the relevant CO2e emission factor to derive total CO2e emissions. Scope 1 emission factors for fuels are typically average fuel CO2e emissions factors and calorific values (the latest available at the end of the reporting year) from the UK Government Department for Energy Security and Net Zero. We apply product-specific factors, where available. Energy attribute certificates (EACs), derived from our distillery by-product feedstock and processed by a third-party to generate biomethane, form a component of our decarbonisation, together with purchased renewable gas EACs (i.e., from certificate-backed biomethane supplied indirectly through the natural gas grid). This is reflected in data preparation and aggregation.
Indirect (Scope 2) emissions
We report GHG emissions from electricity as market-based emissions in line with the WRI/WBCSD GHG Protocol Scope 2 guidance 2015. Electricity consumption recorded on our environmental management system is multiplied by emissions factors specified in EACs, contracts, power purchase agreements and supplier utility emissions, as detailed in the GHG Protocol’s Scope 2 guidance. We use GHG Protocol Scope 2 guidance to ensure EACs and associated contractual instruments meet the required standards. GHG emission factors relating to indirect emissions are updated with the latest available by end of the financial year.
Fugitive and owned agricultural (Scope 1) emissions
We calculate fugitive emissions based on the amount of emitted ozone-depleting substances and fluorinated gases, multiplied by the relevant emission factor to represent the global warming potential in tonnes of CO2e. Annually, each site reports the quantity (mass) of each material/gas emitted based any added/topped-up amount, reported via the environmental management system. The mass of each of emitted ozone-depleting substance and fluorinated gas is multiplied by the relevant emission factor and then added together to report the equivalent GHG emissions in tonnes of CO2e.
We calculate agricultural emissions from direct operations owned and operated agricultural land only based on fertiliser use. The annual quantity (mass) of inorganic fertiliser is multiplied by the percentage of nitrogen content and by the relevant GHG emission and conversion factors (i.e., nitrogen to nitrous oxide, nitrous oxide GHG emission factor) to determine the equivalent tonnes CO2e emissions.
Scope 1 and Scope 2 data aggregation
Total direct and indirect carbon emissions by weight (market/net based) (1,000 tonnes CO2e) is the aggregation of Scope 1 and 2 GHG emissions with fugitive and owned agriculture emissions for external reporting annually. The percentage reduction in absolute carbon emissions (direct and indirect carbon emissions by weight (market/net based)) from the prior year is a percentage change calculation with reference to the corresponding prior year figure.
Our net zero emissions target for 2030 remains consistent with earlier reporting protocols and is based on market-based emissions.
GHG emission intensity ratios
Total, aggregated direct operations market-based emissions (as detailed above) are divided, by the volume of direct operations packaged product reported in the same period. The market-based emissions are converted to grammes of CO2e and the volume of packaged product is reported in litres to generate relevant GHG emission intensity ratios in g CO2e/litre packaged. For fiscal 23, the total volume packaged used for the denominator in intensity indicators is 3,801,239,185 litres.

Limitation	Where invoices or site meter readings are not available – due, for example, to timing differences or metering issues – we estimate consumption.

Target	Reduce our value chain (Scope 3) carbon emissions by 50%
Performance measure	Percentage reduction in absolute greenhouse gas emissions (ktCO2e) from the prior year
Definition
Scope 3 emissions are all indirect emissions that occur in the value chain of the reporting company, including both upstream and downstream emissions (but excluding Scope 2 emissions from purchased power and heat).
The CO2e emissions relating to all categories of materials and services within our value chain include those from purchased raw materials, packaging, third-party manufacturers, consumer use and disposal. We aggregate emissions from upstream and downstream logistics and distribution, including Category 4 logistics emissions. In addition, we include Category 2 capital goods, Category 3 fuels and energy-related activities, Category 5 waste generated in operations, Category 6 business travel and Category 7 employee commuting. The emissions attributable to all categories of materials and services provide a total value chain, Scope 3 footprint.
We do not include carbon offsets or credits in the Scope 3 GHG emissions market-based or location-based approach.

Scope exception	Any categories of Scope 3 emissions not listed in the definition above are not currently included in our external reporting.
Data preparation
We report Scope 3 GHG emissions using metric tonnes of CO2e to compare the emissions from the seven main GHGs based on their global warming potential. We base our CO2e reduction targets and reporting protocols on real consumption location-based emissions. We report in line with the WRI/WBCSD GHG Protocol Corporate Value Chain (Scope 3) Accounting and Reporting Standard, 2011.
We calculate CO2e emissions data on the basis of the volume of materials purchased, services provided, capital equipment purchased and distances travelled for upstream/downstream logistics. Supplier-specific emission factors and/or emission factors from literature are then applied to the component type to derive an absolute CO2e emissions volume, in metric tonnes.

Limitation	—

Target	Use 100% renewable energy across all our direct operations
Performance measure	Change in percentage of renewable energy across our direct operations
Definition
We report total energy use and renewable energy use in megawatt hours (MWh) and/or terajoules (TJ). Total energy and renewable energy use are determined from direct and indirect energy consumption; energy generated on our sites and purchased energy. We determine direct energy (renewable/non-renewable) from the quantity of different fuel types (in metric tonnes, litres) of renewable and non-renewable fuels, and by applying the relevant calorific value (either from BEIS or the supplier). We measure indirect energy (renewable/non-renewable) in MWh and/or TJ from energy utilities or suppliers and/or by applying the relevant EACs.
For avoidance of doubt, we include directly connected renewable energy generated on or near our sites, where all energy is used on site and no EACs are created (e.g., roof-mounted solar panels with all generated renewable electricity used on site).

Scope exception
We exclude minor energy sources that account for less than 0.5% of a site's overall Scope 1 and 2 emissions, up to a maximum of 50 t CO2e of individual emission source. They are considered immaterial to our overall impact.

Data preparation
We report total energy and renewable energy in MWh and/or TJ. We calculate direct and indirect energy data based on the direct measurement of energy use (meter readings/invoices for volumes of fuel supplied) for the majority of sites.
We report fuel consumption by fuel type at site level using the environmental management system. Using calorific values, the fuel is then converted to energy consumption, in kWh, by fuel type and classified as either renewable or non-renewable based on fuel type or source. EACs, derived from our distillery by-product feedstock and processed by a third-party to generate biogas, together with purchased renewable gas EACs, are applied to relevant natural gas supplied to sites via a common carrier pipeline/network. This is reflected in data preparation and aggregation.
All indirect energy generated and used on site, along with purchased indirect energy supplied through the grid is classified as renewable by the allocation of EACs, contracts, power purchase agreements and supplier specific utility factors, where relevant.
To achieve the percentage of renewable energy use, we divide total renewable energy into direct and indirect energy supplies (in MWh) by total energy use, comprising all reported energy sources (MWh).

Limitation	Energy data is calculated based on direct measurement of energy use (meter readings/invoices) for the majority of sites. Where invoices are not available – due, for example, to timing differences – consumption is estimated. These instances account for less than 1% of the total.

Become sustainable by design
We have already made progress in reducing our environmental impact, and we continue to work hard to meet our ‘Society 2030: Spirit of Progress‘ targets and become sustainable by design by reducing packaging, increasing recycled content and eliminating waste.

Target	Achieve zero waste in our direct operations and zero waste to landfill in our supply chain
Performance measure	Percentage reduction in total waste sent to landfill from the prior year
Definition	We record the type and quantity of all waste to landfill using our internal environmental reporting methodologies and GRI Standards. The definition of waste to landfill includes all hazardous waste and all unwanted or discarded material produced in solid, sludge or liquid form from manufacturing and office sites, except asbestos waste and/or other waste required by national or state legislation to be landfilled in either specified registered sites or other landfill sites. The definition includes all refuse, garbage, construction debris, treatment and process sludge, and materials that a site has been unable to reclaim, reuse or recover.
We consider we have achieved zero waste to landfill if we have disposed of less than 0.2% of baseline waste-to-landfill volume during the year. Some 0.2% of baseline waste-to-landfill volume equates to 200 tonnes and excludes any waste we are required to dispose to landfill under local regulations.
Scope exception	—
Data preparation	Sites typically collect primary waste data from weighbridge tickets and invoices from waste handlers. Data is reported by waste type at site level using the environmental management system.
Limitation	Incidents may occur where small quantities of waste are sent to landfill by accident or because of operational changes, such as acquiring new sites, changing who handles our waste and issues with waste disposal suppliers.

Target	Continue our work to reduce total packaging (delivering a 10% reduction in packaging weight)
Performance measure	Percentage reduction of total packaging (by weight)
Definition	We determine changes to packaging weight by quantifying the weight reduction in grammes multiplied by the number of product lines (SKUs) affected, on an annualised basis.
Scope exception	—
Data preparation	We collate packaging material volume data from enterprise software, including SAP and other sources, for total volume of packaging purchased and weight. We verify weight data through quarterly supplier questionnaires.
Limitation	Reporting relies on suppliers' technical information and supporting supplementary information.

Target	Continue our work to increase recycled content on our packaging (increasing the percentage of recycled content of our packaging to 60%)
Performance measure	Change in percentage of recycled content (by weight)
Definition	We determine recycled content by establishing the percentage weight of non-virgin materials used to generate the packaging components.
Scope exception	—
Data preparation	We collate packaging material volume data from enterprise software, including SAP and other sources, for the total volume of packaging purchased. We collect recycled content data through quarterly supplier questionnaires and then consolidate and internally verify it.
Limitation	Reporting relies on suppliers' technical information and supporting supplementary information.

Target	Ensure 100% of our packaging is widely recyclable (or reusable/compostable)
Performance measure	Percentage of packaging recyclable (by weight)
Definition	For fiscal 23, we are reporting our 'technically recyclable' number. This includes packaging that is technically possible to recycle, but does not take into account whether the collection, sorting and recycling of the package happens in practice, at scale and at viable cost.
Scope exception	—
Data preparation
Packaging material volume data is collated from enterprise software, including SAP (materials supplied) and other sources. It is then consolidated and internally verified, based on the best available information.

Limitation	Reporting relies on suppliers' technical information and supporting supplementary information.

Target	Achieve 40% recycled content in our plastic bottles by 2025, and 100% by 2030
Performance measure	Percentage of recycled content in our plastic bottles used
Definition	This is determined by quantifying the metric tonnes of non-virgin plastic in the total volume of all plastic bottles used at each site or market reported through a plastics database.
Scope exception	—
Data preparation	We collate plastic material volume data from enterprise software, including SAP and other sources, for the total volume of plastics purchased. We collect recycled content data through quarterly supplier questionnaires and then consolidate and internally verify it.
Limitation	Reporting relies on suppliers' technical information and supporting supplementary information.

Target	Ensure 100% of our plastics are designed to be widely recyclable (or reusable/compostable) by 2025
Performance measure	Percentage of recyclable (or reusable/compostable) plastic used
Definition	For fiscal 23, we are reporting our 'technically recyclable' number. This includes packaging that is technically possible to recycle, but does not take into account whether the collection, sorting and recycling of the package happens in practice, at scale and at viable cost.
Scope exception	—
Data preparation	Packaging material volume data is collated from enterprise software, including SAP (materials supplied) and other sources. It is then consolidated and internally verified, based on the best available information.
Limitation	Reporting relies on suppliers' technical information and supporting supplementary information.

Target	Provide all of our local sourcing communities with agricultural skills and resources, building economic and environmental resilience (supporting 150,000 smallholder farmers)
Performance measure	Number of smallholder farmers in our supply chain supported by our smallholder farmer programme
Definition
We define a smallholder farmer as an individual or family farming an area of less than four hectares, for the primary markets in scope for this target. Our local sourcing communities are those where we engage directly with smallholder farmers, or indirectly through our suppliers.
We define providing agricultural skills and inputs aimed at improving the methods and activities used by smallholder farmers to farm effectively and sustainably by providing training or providing or facilitating access to farm inputs such as certified seeds and mechanisation.
Building economic and environmental resilience involves improving smallholders’ financial awareness, their family income and/or their understanding of how to act in a climate-smart way.

Scope exception	Our work with smallholder farmers is currently focussed around sorghum value chains in five countries in Africa. For Fiscal 23, we focussed efforts on Kenya. With this focus we have learned how to best deploy at scale.
Data preparation
Our sourcing teams and third-party partners track the number of smallholder farmers undergoing training and education or being provided with access to farm inputs both manually and directly into our new digital platform. The baseline year for our smallholder programmes is fiscal 22.
The performance measure is refreshed each year, rather than accumulated over consecutive years, to evidence evolution of the number of smallholder supported on a year-by-year basis.

Limitation	Monitoring is likely to evolve over time, because collecting data at smallholder-farm level is complex, with a heavy reliance on individuals, a lack of publicly available high-impact datasets and a lack of real-time data.

Target	Develop regenerative agriculture pilot programmes in five key sourcing landscapes
Performance measure	Number of regenerative agriculture pilot programmes initiated
Definition
We define our key sourcing landscapes as locations from which we source our most material crops, in terms of volumes sourced, product dependency (e.g., agave for tequila) and contribution to our Scope 3 GHG footprint.
The programmes include:
•On-the-ground programmes with farmers to test and integrate regenerative and low-carbon practices in crop production systems
•On-farm measurements and data collection protocols to track improvements in soil health, soil carbon, biodiversity, water stewardship and farm profitability
•Collaborative programmes with our suppliers, other commodity off-takers, expert agronomists, technology providers, NGOs or specialist organisations

Scope exception	—
Data preparation	Data is consolidated for each pilot programme, tracking KPIs and reporting on improvements against key outcomes. The baseline year is fiscal 23. The baseline year for assessing the results of our first pilot programme, Guinness barley, is fiscal 23.
Limitation	—

Other additional information
Spirits and investments
Spirits are produced in distilleries located worldwide. The group owns 30 Scotch whisky distilleries in Scotland, two whisky distilleries in Canada and three in the United States. Diageo produces Smirnoff internationally. Ketel One and Cîroc vodkas are purchased as finished product from The Nolet Group and Maison Villevert, respectively. Gin distilleries are in both the United Kingdom and in Santa Vittoria, Italy. Baileys is produced in the Republic of Ireland and Northern Ireland. Irish whiskey is distilled at the Roe & Co distillery in Dublin. Rum is distilled in the US Virgin Islands and in Australia, Venezuela, and Guatemala and is blended and bottled in the United States, Canada, Italy and the United Kingdom. Raki is produced in Turkey, Chinese white spirits are produced in Chengdu, in the Sichuan province of China, cachaça is produced in Ceará State in Brazil and tequila in Mexico. The Chase Distillery in England produces vodka and gin.
Diageo’s maturing Scotch whisky is in warehouses in Scotland (Clackmannanshire area between Blackgrange, Cambus West and Menstrie, where we are holding approximately 50% of the group’s maturing Scotch whisky), its maturing Canadian whisky in Valleyfield and Gimli in Canada, its maturing American whiskey in Kentucky and Tennessee in the United States and maturing Chinese white spirits in Chengdu, China.
There is a significant progress in our investment of £185 million in the Scotch whisky and tourism sectors in Scotland. This has included the creation of a major new Johnnie Walker global brand attraction in Edinburgh (Johnnie Walker Princes Street). The distillery visitor investment has focused on the ‘Four Corners distilleries’, Glenkinchie, Caol Ila, Clynelish and Cardhu, celebrating the important role these single malts play in the flavours of Johnnie Walker. The new visitor experiences at Glenkinchie, Clynelish and Cardhu are now fully operational and Caol Ila opened in August 2022. The iconic lost distillery of Port Ellen is expected to be back in production in the summer of 2023.
In China, work continues with our $75 million investment in the Eryuan malt whisky distillery. It will produce our first China-origin, single malt whisky and be carbon-neutral on opening.
In North America, further capacity expansion projects are now underway to support future growth including the C$245 million construction of a carbon neutral Crown Royal distillery in Canada to supplement existing manufacturing operations.
Diageo’s end-to-end tequila production is in Mexico, and more than $500 million dollars is being invested to expand our manufacturing footprint through an investment in new facilities in the state of Jalisco to support growth. As part of our expansion and our investments in the tequila category, we have different digital transformation projects under implementation at the El Charcón production site to respond to the growing demand in tequila and the expansion of our operations. Projects include additional technology support and automatisation of our new bottling line on site, which will be dedicated to Casamigos tequila. The use of technology will allow us to operate 24/7.
Diageo owns a controlling equity stake in United Spirits Limited (USL) which is one of the leading alcoholic beverage companies in India selling close to 66 million equivalent units (reported) in fiscal 23 of Indian-Made Foreign Liquor (IMFL) and imported liquors. USL has a significant market presence across India and operates 12 owned sites, as well as a network of leased and third-party manufacturing facilities in India. USL owns several Indian brands, such as McDowell’s (Indian whisky, rum, and brandy), Black Dog (scotch), Signature (Indian whisky), Royal Challenge (Indian whisky) and Antiquity (Indian whisky).

Beer and investments
Diageo’s principal brewing facility is at the St James’s Gate brewery in Dublin, Ireland. In addition, Diageo owns breweries in several African countries: Nigeria, Kenya, Ghana, Tanzania, Uganda, and the Seychelles. During the year ended 30 June 2023, Guinness Cameroun S.A. was sold to the Castel Group.
Guinness flavour extract is shipped from Ireland to all overseas Guinness brewing operations which use the flavour extract to brew beer locally. Guinness is transported from Ireland to Great Britain in bulk to the Runcorn facility which carries out the kegging of Guinness Draught.
Projects are underway to support future beer growth. In July 2022, Diageo announced plans to invest €200 million in Ireland’s first purpose-built carbon neutral brewery on a greenfield site in Littleconnell, Newbridge, Co. Kildare. A planning application for the new brewery was submitted in October 2022 and, if successful, brewing would commence in 2024. Furthermore, Diageo will also invest £21 million to build a new production area at St. James’s Gate and increase brewing capacity of Guinness 0.0, building on the
£41 million announced to expand and optimise capacity at its beer packaging facilities in Belfast and Runcorn. Work on these three projects is substantially complete with capacity coming onstream in 2023 calendar year.
The Diageo Beer Category Third-Party Operations Team are the technical brewers supporting the delivery of over two and a half million hectoliters of beer and ready to drink products supplied through over 50 partner breweries and beverage packaging facilities across the world. The team's focus is upon assuring the consistent quality of Diageo brands produced at third-party facilities and on enhancing Diageo value through supporting the start-up of new partnerships and delivery of innovation projects. In addition to supporting Guinness and beer, the team has an expanding role in the support of third-party manufacturing of ready to drink and spirits in Asia-Pacific and Africa.

Flavoured malt beverages (FMB) are made from original base containing malt, but then stripped of malt character and flavoured. This product segment is implemented mainly in the United States, Canada and the Caribbean.

Ready to drink (RTD)
Diageo produces a range of ready to drink products mainly in the United Kingdom, Italy, across Africa, Australia, the United States and Canada.

Raw materials and supply agreements
The group has several long-term contracts in place for the purchase of raw materials, including glass, other packaging, spirits, cream, rum and grapes. Forward contracts are in place for the purchase of cereals and packaging materials to minimise the effects of short-term price fluctuations. The global ocean freight crisis coupled with volatile but strong consumer demand, change in consumer habits (for example, the increase in e-commerce, the energy crisis, residual impact of Covid-19 and impact of the conflict in Ukraine) are the key drivers of constraints that we are managing through.
Like other consumer goods companies, we keep stocks in markets to compensate for extended lead times and demand volatility. Diageo is managing well through the current levels of uncertainty and constraints in our supply chain through expansion of our supplier base and agility in our logistics networks.
Cereals, including barley, wheat, corn and sorghum are used in out scotch and beer production and in our spirits brand through purchased neutral spirit. Cream is the principal raw material used in the production of Irish cream liqueur and is sourced from Ireland. Grapes and aniseed are used in the production of raki and are sourced from suppliers in Turkey. Agave is a key raw material used in the production of our tequila brands and is sourced from Mexico. Other raw materials purchased in significant quantities to produce spirits and beer are molasses, sugar, and several flavours (such as juniper berries, agave, chocolate, and herbs). These are sourced from suppliers around the world.
Many products are supplied to customers in glass bottles. Glass in purchased from a variety of multinational and local suppliers. The largest suppliers are Ardagh Packaging in the United Kingdom and Owens-Illinois in the United States.

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
Spirits and beer are subject to national import and excise duties in many markets around the world. Most countries impose excise duties on beverage alcohol products, although the form of such taxation varies significantly from a simple application to units of alcohol by volume, to advanced systems based on the imported or wholesale value of the product. Several countries impose additional import duty on distilled spirits, often discriminating between categories (such as Scotch whisky or bourbon) in the rate of such tariffs. Within the European Union, such products are subject to different rates of excise duty in each country, but within the overall European Union framework there are minimum rates of excise duties that must first be applied to each relevant category of beverage alcohol. Following its departure from the European Union, the UK is no longer subject to the European Union’s rules on excise duties and will introduce a new alcohol duty system from August 2023. The implementation of this system, which aims to simplify the previous duty regime, could impact Diageo’s business activities.
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
This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, the laws of the United Kingdom and the practice of His Majesty’s Revenue and Customs (HMRC), all as currently in effect, as well as on the Convention Between the Government of the United Kingdom of Great Britain and Northern Ireland and the Government of the United States of America for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital Gains (the Treaty). These laws are subject to change, possibly on a retroactive basis.
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
A nil rate of income tax will apply to the first £1,000 of taxable dividend income received by an individual shareholder in the 2023/2024 tax year, and to the first £500 of taxable dividend income received by an individual shareholder in the 2024/2025 tax year (the Nil Rate Amount), regardless of what tax rate would otherwise apply to that dividend income.
Any taxable dividend income in excess of the Nil Rate Amount will be subject to income tax at the following special rates (as at the 2023/2024 tax year):
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

UK stamp duty and stamp duty reserve tax
Stamp duty and stamp reserve tax (SDRT) may arise upon the deposit of an underlying ordinary share with the Depositary, generally at the higher rate of 1.5% of its issue price or, as the case may be, of the consideration for transfer. The Depositary will pay the stamp duty or SDRT but will recover an amount in respect of such tax from the initial holders of ADSs. Following litigation, however, HMRC have confirmed that they will no longer seek to apply the 1.5% SDRT charge on an issue of shares to a depositary receipt issuer or to a person providing clearance services (or their nominee or agent) on the basis that this is not compatible with EU law. HMRC may continue to apply the 1.5% stamp duty or SDRT charge on transfers of shares to a depositary receipt issuer or to a person providing clearance services (or their nominee or agent) unless the transfer is an integral part of a raising of capital. HMRC's current practice states that the 1.5% charge on issues will remain disapplied following Brexit unless the stamp taxes on shares legislation is amended. However, since the UK is no longer bound by EU law, the position may change, possibly as a result of any changes in the status of retained EU law.

Based on HMRC’s published practice, no UK stamp duty will be payable on the acquisition or transfer of ADRs. Furthermore, an agreement to transfer ADSs in the form of ADRs will not give rise to a liability to SDRT.
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
The AGM will be held at etc.venues St Paul's, 200 Aldersgate, London EC1A 4HD at 2.30 pm on Thursday, 28 September 2023.

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

Annual report to security holders
Pursuant to Item 10.J of Form 20-F, Exhibit 15.2 to this annual report on Form 20-F includes Diageo's annual report to security holders. None of such annual report is incorporated by reference into this annual report on Form 20-F. Such annual report is not deemed to be filed as part of this annual report on Form 20-F.

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
Please refer to the ‘Taxation’ section on page 320-322 for details relating to the taxation of dividend payments.

Useful contacts
The Registrar/Shareholder queries
Link Group acts as the company’s registrar and can be contacted as follows:
By email: Diageo@linkgroup.co.uk
By telephone: +44 (0) 371 277 1010*
In writing: Registrars – Link Group, Diageo Registrar, Central Square, 29 Wellington Street, Leeds, LS1 1DL.
*     Calls are charged at the standard geographic rate and will vary by provider. Calls outside the United Kingdom will be charged at the applicable international rate. Lines are open 08:00 to 17:30 UK time, Monday to Friday, excluding public holidays in England and Wales.

ADR administration
Citibank Shareholder Services acts as the company’s ADR administrator and can be contacted as follows:
By email: citibank@shareholders-online.com
By telephone: +1 866 253 0933/ (International) +1 781 575 4555*
In writing: Citibank Shareholder Services. PO Box 43077,
Providence, RI 02940-3077
*     Lines are open Monday to Friday 8:30 to 18:00 EST
General Counsel and Company Secretary
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

4.2	Service Agreement, dated 28 March 2023, between Diageo plc and Debra Crew.
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

4.11
Addendum to Form of Service Agreement for Diageo plc’s executives in the United States (incorporated by reference to Exhibit 4.16 to the Annual Report on Form 20-F (File No. 001-10691) filed with the Securities and Exchange Commission on 15 September 2008).

4.12
Diageo plc Associated Companies Share Incentive Plan, dated as of 23 August 2011 (incorporated by reference to Exhibit 4.22 to the Annual Report on Form 20-F (File No. 001-10691) filed with the Securities and Exchange Commission on 5 September 2012).

4.13
Diageo plc Long Term Incentive Plan, dated as of 18 September 2014 (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-8 (File No. 333-206290) filed with the Securities and Exchange Commission on 11 August 2015).

4.14
Letter of Agreement, dated 12 May 2016, between Diageo plc and Mr. Javier Ferrán (incorporated by reference to Exhibit 4.25 to the Annual Report on Form 20-F (File No. 001-10691) filed with the Securities and Exchange Commission on 9 August 2016).

Glossary of terms and US equivalents

4.15
Diageo plc Share Value Plan, dated as of 20 September 2017 (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-8 (File No. 333-223071) filed with the Securities and Exchange Commission on 16 February 2018).

6.1	Description of earnings per share (included in the section 'Reported measures' on page 37 of this Annual Report on Form 20-F).
8.1	Principal group companies (included in note 22 to the consolidated financial statements on page 279 of this Annual Report on Form 20-F).
12.1	Certification of Debra Crew filed pursuant to 17 CFR 240.13a-14(a).
12.2	Certification of Lavanya Chandrashekar filed pursuant to 17 CFR 240.13a-14(a).
13.1	Certification of Debra Crew furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. 1350(a) and (b).
13.2	Certification of Lavanya Chandrashekar furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. 1350(a) and (b).
15.1	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.
15.2	Diageo plc Annual Report 2023 (incorporated by reference to Exhibit 99 to the report on Form 6-K (File No. 001-10691) filed with the Securities and Exchange Commission on 3 August 2023).
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema
101.CAL	Inline XBRL Taxonomy Extension Schema Calculation Linkbase
101.DEF	Inline XBRL Taxonomy Extension Schema Definition Linkbase
101.LAB	Inline XBRL Taxonomy Extension Schema Label Linkbase
101.PRE	Inline XBRL Taxonomy Extension Schema Presentation Linkbase
(i) Pursuant to an Agreement of Resignation, Appointment and Acceptance dated 16 October 2007 by and among Diageo plc, Diageo Capital plc, Diageo Finance BV, Diageo Investment Corporation, The Bank of New York and Citibank NA, The Bank of New York Mellon has become the successor trustee to Citibank NA under Diageo’s indentures dated 3 August 1998, 8 December 2003 and 1 June 1999.

Glossary of terms and US equivalents (continued)
Signature
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorised.

DIAGEO plc
(REGISTRANT)

/s/ Lavanya Chandrashekar
Name: Lavanya Chandrashekar

Title: Chief Financial Officer

3 August 2023

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

Exhibit 2.4

DESCRIPTION OF SECURITIES
REGISTERED UNDER SECTION 12 OF THE EXCHANGE ACT

As of 30 June 2023 Diageo plc. (“Diageo,” the “Company,” “we,” “us,” and “our”) had the following series of securities registered pursuant to Section 12(b) of the Act:

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

Capitalized terms used but not defined herein have the meanings given to them in Diageo’s annual report on Form 20-F for the fiscal year ended 30 June 2023.

ORDINARY SHARES

The following description of our ordinary shares is a summary and does not purport to be complete. It is subject to and qualified in its entirety by Diageo’s articles of association (as adopted by special resolution at the Annual General Meeting on 28 September 2020) and by the Companies Act 1985 and the Companies Act 2006 and any other applicable English law concerning companies, as amended from time to time.
A copy of Diageo’s articles of association is filed as an exhibit to Diageo’s annual report on Form 20-F for the fiscal year ended 30 June 2023, as Exhibit 1.1.

General
As at 30 June 2023 there were 2,459,843,065 ordinary shares of 28 101/108 pence each in issue with a nominal value of £711,760,146.12 million.
On 25 July 2019 the Board of Diageo approved a return of capital program to return up to £4.5 billion to shareholders over the three-year period ending 30 June 2022. During the first phase, which completed on 31 January 2020, the group purchased 36.1 million ordinary shares.
On 9 April 2020 Diageo announced that it had not initiated the next phase of the return of capital programme and that it would not do so during the remainder of the year ended 30 June 2020. On 12 May 2021 it was announced that Diageo was recommencing the up to £4.5 billion programme, extending the original completion date by two years to 30 June 2024.
The final three phases of the £4.5 billion programme completed on 11 February 2022, 5 October 2022 and 1 February 2023 respectively, having announced in July 2022 that it would bring forward the final completion date to during the year ending 30 June 2023. Under these three additional phases Diageo purchased a further 88.1 million shares in total.
On 25 January 2023 the Board of Diageo approved an additional share buyback programme to return up to £0.5 billion to shareholders by the end of the year ending 30 June 2023. This new programme commenced on 16 February 2023 and completed on 2 June 2023 with Diageo having purchased 14 million shares.
All shares repurchased have been cancelled.

Our ordinary shares are listed on the London Stock Exchange (LSE). Diageo ADSs (as further described below), representing four Diageo ordinary shares each, are listed on the New York Stock Exchange (NYSE) under the symbol “DEO”.
All of Diageo’s ordinary shares are fully paid. Accordingly, no further contribution of capital may be required by Diageo from the holders of such shares. Diageo’s ordinary shares are represented in certificated form and also in uncertificated form under “CREST”. CREST is an electronic settlement system in the United Kingdom which enables Diageo’s ordinary shares to be evidenced other than by a physical certificate and transferred electronically rather than by delivery of a written stock transfer form. Diageo’s ordinary shares:
•may be represented by certificates in registered form issued (subject to the terms of issue of the shares) following issuance of the shares by Diageo or receipt of a form of transfer (bearing evidence of payment of the appropriate stamp duty) by Diageo Registrar, PO Box 521, Darlington, DL1 9XS; or

•may be in uncertificated form with the relevant CREST member account being credited with the ordinary shares issued or transferred.
Under English law, persons who are neither residents nor nationals of the United Kingdom may freely hold, vote and transfer Diageo ordinary shares in the same manner and under the same terms as UK residents or nationals.

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
Diageo’s articles of association permit payment or satisfaction of a dividend wholly or partly by distribution of specific assets, including fully paid shares or debentures of any other company. Such action is only permitted upon the recommendation of the board and must be approved by ordinary resolution by the general meeting which declared the dividend.

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
Diageo’s articles of association and the Companies Acts provide for matters to be transacted at general meetings of Diageo by the proposing and passing of two kinds of resolutions:
•ordinary resolutions, which include resolutions for the election, re-election and removal of directors, the declaration of final dividends, the appointment and re-appointment of the external auditor, the approval of the remuneration report and remuneration policy and the grant of authority to allot shares; and
•special resolutions, which include resolutions for the amendment of Diageo’s articles of association, resolutions relating to the disapplication of pre-emption rights, and resolutions modifying the rights of any class of Diageo’s shares at a meeting of the holders of such class.
An ordinary resolution requires the affirmative vote of a simple majority of the votes cast at a validly constituted shareholders’ meeting. Special resolutions require the affirmative vote of not less than three-quarters of the votes cast at a validly constituted shareholders’ meeting. The necessary quorum for a shareholders’ meeting of Diageo is a minimum of two shareholders present in person or by proxy and entitled to vote.

A shareholder is not entitled to vote at any general meeting or class meeting in respect of any share held by him if he has been served with a restriction notice (as defined in Diageo’s articles of association) after failure to provide Diageo with information concerning interests in those shares required to be provided under the Companies Acts.

Directors
Diageo’s articles of association provide for a Board of Directors, consisting (unless otherwise determined by an ordinary resolution of shareholders) of not fewer than three directors and not more than 25 directors, in which all powers to manage the business and affairs of Diageo are vested. Directors may be elected by the members in a general meeting or appointed by Diageo’s Board. At each annual general meeting, every director is required to retire and is then reconsidered for election/re-election by shareholders, assuming they wish to stand for election/re-election. There is no age limit requirement in respect of directors. Directors may also be removed before the expiration of their term of office in accordance with the provisions of the Companies Acts.
Liquidation rights
In the event of the liquidation of Diageo, after payment of all liabilities and deductions taking priority in accordance with English law, the balance of assets available for distribution will be distributed among the holders of ordinary shares according to the amounts paid up on the shares held by them.

Pre-emption rights and new issues of shares
While holders of ordinary shares have no pre-emptive rights under Diageo’s articles of association, the ability of the directors to cause Diageo to issue shares, securities convertible into shares or rights to shares, otherwise than pursuant to an employee share scheme, is restricted. Under the Companies Acts, the directors of a company are, with certain exceptions, unable to allot any equity securities without express authorisation, which may be contained in a company’s articles of association or given by its shareholders in a general meeting by way of an ordinary resolution, but which in either event cannot last for more than five years. Under the Companies Acts, Diageo may also not allot shares for cash (otherwise than pursuant to an employee share scheme) without first making an offer to existing shareholders to allot such shares to them on the same or more favourable terms in proportion to their respective shareholdings, unless this requirement is disapplied by a special resolution of the shareholders. However, Diageo has in the past sought authority from its shareholders to allot shares and disapply pre-emptive rights (in each case subject to certain limitations).

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
Article 19 of the EU Market Abuse Regulation (2014/596) (as it is incorporated into UK domestic law by virtue of the European Union (Withdrawal) Act 2018 and amended by The Market Abuse (Amendment) (EU Exit) Regulation 2019) further requires persons discharging managerial responsibilities within Diageo (and their persons closely associated) to notify Diageo of transactions conducted on their own account in Diageo shares or derivatives or certain financial instruments relating to Diageo shares.
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

Repurchase of shares
Subject to authorisation by shareholder resolution, Diageo may purchase its own shares in accordance with the Companies Acts. Any shares which have been bought back may be held as treasury shares or, if not so held, must be cancelled immediately upon completion of the purchase, thereby reducing the amount of Diageo’s issued share capital. At the Annual General Meeting held on October 6, 2022, Diageo’s shareholders gave it authority to repurchase up to 227,870,414 of its ordinary shares subject to additional conditions. The minimum price which must be paid for such shares is 28 101/108 pence and the maximum price is the higher of (a) 5% above the average market value of Diageo’s ordinary shares for the five business days immediately preceding the day on which that ordinary share is contracted to be purchased and (b) the higher of the price of the last independent trade and the highest current independent purchase bid on the trading venue where the purchase is carried out.

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

Substantive shareholder voting rights
The company’s substantial shareholders do not have different voting rights.

AMERICAN DEPOSITARY SHARES

General
The ordinary shares of Diageo may be issued in the form of American depositary shares, or ADSs. Each Diageo ADS represents four ordinary shares of Diageo.
Citibank, N.A. is the depositary with respect to Diageo’s ADSs, which are evidenced by American depositary receipts, or ADRs. Each ADS represents an ownership interest in four ordinary shares deposited with the custodian, as agent of the depositary, under the Deposit Agreement dated 14 February 2013 between Diageo, the Depositary and owners and beneficiaries of the ADRs (the “Deposit Agreement”). Each ADS also represents any other securities, cash or other property which may be held by Citibank, N.A. as depositary.
The principal executive office of Citibank, N.A. and the office at which the ADRs will be administered is currently located at 388 Greenwich Street, New York, New York 10013, United States. Citibank, N.A. is a national banking association organized under the laws of the United States. The custodian will be Citibank, N.A. (London Branch) and its duties will be administered from its principal London office, currently located at 25 Molesworth Street, Lewisham, London SE13 7EX, United Kingdom.
You may hold ADSs either directly or indirectly through your broker or other financial institution. If you hold ADSs directly, by having an ADS registered in your name on the books of the depositary, you are an ADR holder. If you hold the ADSs through your broker or financial institution nominee, you must rely on the procedures of such broker or financial institution to assert the rights of an

ADR holder described in this section. You should consult with your broker or financial institution to find out what those procedures are.
Diageo will not treat ADR holders as shareholders and ADR holders will not have shareholder rights. English law governs shareholder rights. The depositary will be the holder of the ordinary shares underlying your ADSs. As a holder of ADRs, you will have ADR holder rights, which are set out in the Deposit Agreement. The Deposit Agreement also sets out the rights and obligations of the depositary.
The following is a summary of the material terms of the Deposit Agreement. Because it is a summary, it does not contain all the information that may be important to you. For more complete information, you should read the entire form of Deposit Agreement and the form of ADR, which contain the terms of the ADSs. Please refer to Exhibit 99.A on Form F-6 (File No. 333-186400) filed with the Securities and Exchange Commission on 1 February 2013). Copies of the Deposit Agreement are also available for inspection at the offices of the depositary.

Share Dividends and Other Distributions
Diageo may make various types of distributions with respect to its securities. The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of underlying ordinary shares that your ADSs represent.
Except as stated below, to the extent the depositary is legally permitted it will deliver such distributions to ADR holders in proportion to their interests in the following manner:
•Cash. Upon receiving notice from Diageo that Diageo intends to distribute a cash dividend or other cash distribution, the depositary will establish a record date for such distribution. As promptly as practicable following the receipt of a cash dividend or other cash distribution from Diageo, the depositary will: (i) if at the time of receipt thereof any amounts received in a foreign currency can, in the judgment of the depositary, be converted on a practicable basis into U.S. dollars transferable into the United States, promptly convert or cause to be converted such cash dividend or cash distributions into U.S. dollars, (ii) if applicable, establish a record date for the distribution and (iii) distribute promptly such U.S. dollar amount, net of applicable fees, charges and expenses of the depositary and taxes withheld. The depositary shall distribute only such amount as can be distributed without attributing to any ADR holder a fraction of one cent. Any such fractional amounts shall be rounded to the nearest whole cent and so distributed to ADR holders entitled thereto. If the depositary cannot reasonably make such conversion or obtain any governmental approval or license necessary for the conversion, the depositary will hold any unconvertible foreign currency for your account without liability for any interest or, upon request, will distribute the foreign currency to you. If exchange rates fluctuate during a time when the depositary cannot convert a foreign currency, you may lose some or all of the value of the distribution.
•Shares. Upon receiving notice from Diageo that Diageo intends to distribute a share dividend or free distribution of ordinary shares, the depositary will establish a record date for such distribution. The depositary will then either (i) deliver additional ADSs representing such ordinary shares, or (ii) if additional ADSs are not so distributed, take all actions necessary so that each ADS issued and outstanding after the ADS record date shall, to the extent permissible by law, thenceforth also represent rights and interests in the additional ordinary shares distributed, in each case net of applicable fees, charges and expenses of the depositary and taxes withheld. Only whole ADSs will be issued. Any ordinary shares which would result in fractional ADSs will be sold and the net proceeds will be distributed to the ADR holders entitled to them.
•Rights to receive additional shares. Upon receiving notice from Diageo that Diageo intends to distribute rights to subscribe for additional ordinary shares or other rights and that Diageo wishes such rights to be made available to holders of ADSs, the depositary shall, after consultation with Diageo, have discretion as to the procedure for making such rights available to any ADR holders or in disposing of such rights on behalf of any ADR holders and making, as promptly as practicable, the net proceeds available to such ADR holders. If, by the terms of the offering of rights or for any other reason, the depositary may not either make such rights available to any ADR holders or dispose of such rights on behalf of any ADR holders and make the net proceeds available to such ADR holders, then the depositary shall allow such rights to lapse. If the depositary determines in its reasonable discretion that it is not lawful or practicable to make such rights available to all or certain ADR holders, if Diageo does not furnish such evidence or if the depositary determines it is not lawful or practicable to distribute such rights to all or some of the registered holders, the depositary may:
•distribute such rights only to the holders to whom the depositary has determined such distribution is lawful and practicable;
•if practicable, sell rights in proportion to the number of ADSs held by registered holders to whom the depositary has determined it may not lawfully or practicably make such rights available and distribute the net proceeds as cash; or
•allow rights in proportion to the number of ADSs held by registered holders to whom the depositary has determined it may not lawfully or practicably make such rights available to lapse, in which case such registered holders will receive nothing.

Diageo has no obligation to file a registration statement under the Securities Act of 1933, as amended, in order to make any rights available to ADR holders.
•Other Distributions. Upon receiving notice from Diageo that Diageo intends to distribute securities or property other than those described above and that Diageo wishes such rights to be made available to holders of ADSs, the depositary may distribute such securities or property in any manner it deems equitable and practicable. To the extent the depositary deems distribution of such securities or property not to be practicable, the depositary may, after consultation with Diageo, adopt any method that it reasonably deems to be equitable and practical, including but not limited to the sale of such securities or property and distribution of any net proceeds in the same way that cash is distributed.
The depositary may choose any practical method of distribution for any specific ADR holder, including the distribution of securities or property, or it may retain such items, without paying interest on or investing them, on behalf of the ADR holder as deposited property.
There can be no assurances that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, nor that any of such transactions can be completed within a specified time period.

Deposit, Withdrawal and Cancellation
The depositary will deliver ADSs if you or your broker deposit ordinary shares or evidence of rights to receive ordinary shares with the custodian. In the case of the ADSs to be issued under a prospectus supplement, Diageo may arrange with the underwriters named therein to deposit such ordinary shares if and as provided in the prospectus supplement.
Ordinary shares deposited with the custodian must also be accompanied by certain documents, including (a) in the case of certificated shares, instruments showing that such ordinary shares have been properly transferred or endorsed and (b) in the case of book-entry shares, confirmation of book-entry transfer and recordation, in each case to the person on whose behalf the deposit is being made.
The custodian will hold all deposited ordinary shares for the account of the depositary. ADR holders thus have no direct ownership interest in the ordinary shares and have only such rights as are contained in the Deposit Agreement. The deposited shares and any other securities, property or cash received by the depositary or the custodian and held under the Deposit Agreement are referred to as deposited property.
Upon each deposit of ordinary shares, receipt of related delivery documentation and compliance with the other provisions of the Deposit Agreement, including the payment of the fees and charges of the depositary and any taxes or other fees or charges owing, the depositary will issue and deliver ADSs in the name of the person entitled thereto and, if applicable, issue ADRs evidencing the number of ADSs to which such person is entitled. ADRs will be delivered at the depositary’s principal office.
The depositary will make arrangements for the acceptance of ADSs for book-entry settlement through The Depository Trust Company, or DTC. All ADSs held through DTC will be registered in the name of Cede & Co., the nominee for DTC. Unless issued as uncertificated ADSs, the ADSs registered in the name of Cede & Co. will be evidenced by one or more receipt(s) in the form of a “Balance Certificate,” which will provide that it represents the aggregate number of ADSs from time to time indicated in the records of the depositary as being issued to DTC hereunder and that the aggregate number of ADSs represented thereby may from time to time be increased or decreased by making adjustments on such records of the depositary and of DTC or Cede & Co.
When you turn in your ADSs (and, if applicable, the ADRs evidencing the ADSs) at the depositary’s office, the depositary will, upon payment of certain applicable fees, charges and taxes, and upon receipt of proper instructions, deliver the underlying ordinary shares to you. At your risk, expense and request, the depositary will deliver (to the extent permitted by law) deposited property at the depositary’s principal office.
The depositary may restrict the withdrawal of deposited securities only in connection with:
•temporary delays caused by closing Diageo’s transfer books or those of the depositary or the deposit of ordinary shares in connection with voting at a shareholders’ meeting, or the payment of dividends;
•the payment of fees, taxes and similar charges; or
•compliance with any U.S. or foreign laws or governmental regulations relating to the ADSs or to the withdrawal of deposited securities.
This right of withdrawal may not be limited by any other provision of the Deposit Agreement.

Voting Rights
If you are an ADR holder and the depositary asks you to provide it with voting instructions, you may instruct the depositary how to exercise the voting rights for the ordinary shares which underlie your ADRs. After receiving voting materials from Diageo, the depositary will, if Diageo asks it to, notify the ADR holders of any shareholder meeting or solicitation of consents for proxies. This notice will describe how you may, subject to English law and the provisions of Diageo’s articles of association, instruct the depositary to exercise the voting rights for the ordinary shares which underlie your ADSs. For instructions to be valid, the depositary must receive them on or before the date specified. The depositary will try, as far as practical, subject to English law and the provisions of Diageo’s articles of association, to vote or to have its agents vote the shares or other deposited securities as you instruct. The depositary will not vote or attempt to exercise the right to vote that attaches to the shares or other deposited securities, other than in accordance with your instructions or deemed instructions. If the depositary does not receive instructions from you on or before the specified date and voting is by poll, the depositary will deem you to have instructed it to give a discretionary proxy to a person designated by Diageo to vote such deposited securities.

However, we cannot assure you that you will receive our voting materials in time for you to give the depositary instructions to vote any deposited securities. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions to vote the deposited securities, if, for example, the instructions are not received in time to vote the amount of the deposited securities or if English or other applicable laws prohibit such voting.
Notwithstanding anything contained in the Deposit Agreement or any ADR, the depositary may, to the extent not prohibited by law or regulations, or by the requirements of the stock exchange on which the ADSs are listed, in lieu of distribution of the materials provided to the depositary in connection with any meeting of, or solicitation of consents or proxies from, holders of deposited securities, distribute to ADR holders a notice that provides ADR holders with, or otherwise publicizes to ADR holders, instructions on how to retrieve such materials or receive such materials upon request (i.e., by reference to a website containing the materials for retrieval or a contact for requesting copies of the materials).
Notwithstanding anything else contained in the Deposit Agreement or any ADR, the depositary shall not have any obligation to take any action with respect to any meeting, or solicitation of consents or proxies, of holders of deposited securities if the taking of such action would violate applicable U.S. laws. Diageo has agreed to take any and all actions reasonably necessary and as permitted by English law to enable ADR holders and beneficial owners to exercise the voting rights accruing to the deposited securities.

Reports and Other Communications
The depositary will make available for inspection by ADR holders any reports and communications from Diageo that are both received by the depositary as holder of deposited property and made generally available by Diageo to the holders of deposited property. Upon the request of Diageo, the depositary will send to you copies of reports furnished by Diageo pursuant to the Deposit Agreement.

Reclassifications, Recapitalizations and Mergers
If Diageo takes actions that affect the deposited securities, including any change in par value, split-up, consolidation or other reclassification of deposited securities or any recapitalization, reorganization, merger, consolidation, sale of assets or other similar action, then the depositary may, and will if Diageo asks it to:
•distribute additional or amended ADRs;
•distribute cash, securities or other property it has received in connection with such actions; or
•sell any securities or property received and distribute the proceeds as cash.
If the depositary does not choose any of the above options, any of the cash, securities or other property it receives will constitute part of the deposited property and each ADS will then represent a proportionate interest in such property.

Amendment and Termination
Diageo may agree with the depositary to amend the Deposit Agreement and the ADSs without your consent for any reason. ADR holders must be given at least 30 days’ notice of any amendment that imposes or increases any fees or charges (except for taxes and other charges specifically payable by ADR holders under the Deposit Agreement), or affects any substantial existing right of ADR holders. If an ADR holder continues to hold ADRs when an amendment has become effective such ADR holder is deemed to agree to such amendment.
No amendment will impair your right to surrender your ADSs and receive the underlying securities except to comply with mandatory provisions of applicable law.
The depositary will terminate the Deposit Agreement if Diageo asks it to do so. The depositary may also terminate the Deposit Agreement if the depositary has told Diageo that it would like to resign and Diageo has not appointed a new depositary bank within 180 days. In either case, the depositary must notify you at least 90 days before termination. After termination, the depositary’s only responsibility will be (i) to advise you that the Deposit Agreement is terminated, (ii) to collect distributions on the deposited securities (iii) to sell rights and other property, and (iv) to deliver ordinary shares and other deposited securities upon cancellation of the ADRs. At any time from the termination date, the depositary may sell the deposited property which remains and hold the net proceeds of such sales and any other cash it is holding under the Deposit Agreement, without liability for interest, for the pro rata benefit of ADR holders who have not yet surrendered their ADRs. After making such sale, the depositary shall have no obligations except to account for such proceeds and other cash. The depositary will not be required to invest such proceeds or pay interest on them.

Limitations on Obligations and Liability to ADR Holders
The Deposit Agreement expressly limits the obligations and liability of the depositary, Diageo and their respective agents. Neither Diageo nor the depositary assumes any obligation nor shall either of them be subject to any liability under the Deposit Agreement to any ADR holder, except that they each agree to perform their respective obligations specifically set forth in the Deposit Agreement without negligence or bad faith. Neither Diageo nor the depositary will be liable if:
•law, regulation, the provisions of or governing any deposited securities, act of God, war or other circumstance beyond its control shall prevent, delay or subject to any civil or criminal penalty any act which the Deposit Agreement or the ADRs provide shall be done or performed by it;
•it exercises or fails to exercise discretion permitted under the Deposit Agreement or the ADR;
•it performs its obligations specifically set forth in the Deposit Agreement without negligence or bad faith; or

•it takes any action or inaction by it in reliance upon the advice of or information from legal counsel, accountants, any person presenting ordinary shares for deposit, any registered holder of ADRs, or any other person believed by it to be competent to give such advice or information.
In the Deposit Agreement, Diageo agrees to indemnify Citibank, N.A. for acting as depositary, except for losses caused by Citibank, N.A.’s own negligence or bad faith, and Citibank, N.A. agrees to indemnify Diageo for losses resulting from its negligence or bad faith.
The depositary will not be responsible for failing to carry out instructions to vote the deposited securities or for the manner in which the deposited securities are voted or the effect of the vote.
The depositary may own and deal in deposited securities and in ADSs.
Neither Diageo nor the depositary nor any of their respective directors, employees, agents or affiliates shall incur any liability for any consequential or punitive damages for any breach of the terms of the Deposit Agreement.

Books of Depositary
The depositary or its agent will maintain a register for the registration, registration of transfer, combination and split-up of ADSs and, if applicable, ADRs evidencing such ADSs. You may inspect such records at such office during regular business hours, but solely for the purpose of communicating with other holders in the interest of business matters relating to the Deposit Agreement.
The depositary will maintain facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADSs. These facilities may be closed from time to time when the depositary considers it expedient to do so.

Exhibit 12.1

I, Debra Crew, certify that:
1.I have reviewed this annual report on Form 20-F of Diageo plc;
2.Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3.Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;
4.The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:
(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
(c) Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
(d) Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and
5.The company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):
(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and
(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: 3 August 2023

/s/ Debra Crew
Name: Debra Crew
Title: Chief Executive
(Principal Executive Officer)

Exhibit 12.2

I, Lavanya Chandrashekar, certify that:
1.I have reviewed this annual report on Form 20-F of Diageo plc;
2.Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3.Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;
4.The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:
(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
(c) Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
(d) Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and
5.The company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):
(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and
(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: 3 August 2023

/s/ Lavanya Chandrashekar
Name: Lavanya Chandrashekar
Title: Chief Financial Officer
(Principal Financial Officer)

Exhibit 13.1

Certification

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code)

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code), the undersigned officer of Diageo plc, a public limited company incorporated under the laws of England and Wales (the ‘Company’), hereby certifies, to such officer’s knowledge, that:
The Annual Report on Form 20-F for the year ended 30 June 2023 (the ‘Report’) of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: 3 August 2023

/s/ Debra Crew
Name: Debra Crew
Title: Chief Executive
(Principal Executive Officer)

The foregoing certification is being furnished solely pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code) and is not being filed as part of the Report or as a separate disclosure document.

Exhibit 13.2

Certification

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code)

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code), the undersigned officer of Diageo plc, a public limited company incorporated under the laws of England and Wales (the ‘Company’), hereby certifies, to such officer’s knowledge, that:
The Annual Report on Form 20-F for the year ended 30 June 2023 (the ‘Report’) of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: 3 August 2023

/s/ Lavanya Chandrashekar
Name: Lavanya Chandrashekar
Title: Chief Financial Officer
(Principal Financial Officer)

The foregoing certification is being furnished solely pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code) and is not being filed as part of the Report or as a separate disclosure document.

Exhibit 15.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statements on Form F-3 of Diageo plc (No. 333-269929), Diageo Capital plc (No. 333-269929-01) and Diageo Investment Corporation (No. 333-269929-02), and Form S-8 (No. 333-153481, 333-162490, 333-169934, 333-182315, 333-206290 and 333-223071) of our report dated 3 August 2023 relating to the financial statements and the effectiveness of internal control over financial reporting, which appears in this Form 20-F.

/s/ PricewaterhouseCoopers LLP
London, United Kingdom
3 August 2023