Form 20-F
period 2024-06-30
DIAGEO PLC
filed 2024-08-01
CIK 835403

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
EXCHANGE ACT OF 1934
OR
☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934
For the fiscal year ended: 30 June 2024
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

Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report: 2,432,411,924 ordinary shares of 28 101/108 pence each.
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
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the
Exchange Act). Yes ☐ No ☑

5	Cross reference to Form 20-F
7	Introduction

10	Strategic report
10	Financial performance
13	Our business today
15	Market overview and investment case
17	Chair's statement
20	Chief Executive's statement
23	Business model
25	Our Growth ambition
26	Our strategic enablers
38	Key performance indicators
43	Group financial review
43	Chief Finance Officer introduction
44	Operating results 2024 compared with 2023
68	Liquidity and capital resources
74	Operating results 2023 compared with 2022

97	'Spirit of progress'
132	Cautionary statement concerning forward-looking statement
134	Risk factors

145	Non-financial and sustainability information statement

148	Governance
148	Letter from the Chairman
153	Corporate Governance Structure
154	Board of Directors
156	Executive Committee
178	Audit Committee report
188	Nomination Committee report
192	Directors’ remuneration report
225	Directors’ report
Contents

230	Financial statements
230	Report of Independent Registered Public Accounting Firm - PCAOB ID 876
233	Consolidated income statement
234	Consolidated statement of comprehensive income
235	Consolidated balance sheet
236	Consolidated statement of changes in equity
237	Consolidated statement of cash flows
238	Notes to the consolidated financial statements
238	Accounting information and policies
241	Results for the year
260	Operating assets and liabilities
284	Risk management and capital structure
303	Other financial statements disclosure

311	Unaudited financial information

322	Reporting boundaries and methodology

344	Additional disclosures

351	Additional information for shareholders

353	Exhibits
355	Signature

356	Glossary of terms and US equivalents
Contents (continued)

Item	Required item in Form 20-F	Page(s)
Part I
1.	Identity of directors, senior management and advisers	Not applicable
2.	Offer statistics and expected timetable	Not applicable
3.	Key information
	A. [Reserved]	—
	B. Capitalisation and indebtedness	Not applicable
	C. Reason for the offer and use of proceeds	Not applicable
	D. Risk factors	134-144
4.	Information on the company
	A. History and development of the company	7-8, 17, 64-65, 93-94, 158-159, 225, 260-264, 344-345, 351
	B. Business overview	7-8, 17, 20-24, 48-59, 61-62, 75-76, 80-89, 91-92, 102-103, 114-119, 135-139, 144, 158-159, 241-245, 264-271, 344-346
	C. Organisational structure	309
	D. Property, plant and equipment	49, 76, 269-272, 344-345
4A.	Unresolved staff comments	Not applicable
5.	Operating and financial review and prospects
	A. Operating results	17, 20-22, 38-40, 43-96, 132-135, 137-138, 141-142, 238-250, 252-253, 311-312
	B. Liquidity and capital resources	38-40, 46-47, 68-73, 79, 281-294, 316-317
	C. Research and development, patents and licenses, etc.	250, 345
	D. Trend information	17, 20-24, 43, 48-65, 74-76, 80-94, 132-133
	E. Critical Accounting Estimates	186, 238-239
6.	Directors, senior management and employees
	A. Directors and senior management	153-160
	B. Compensation	96, 192-221, 274-280, 309
	C. Board practices	18, 148-162, 176-179, 184-185, 192-194
	D. Employees	48, 75, 105-107, 251, 346
	E. Share ownership	192-223, 301-302
	F. Disclosure of a registrant’s action to recover erroneously awarded compensation	Not applicable
7.	Major shareholders and related party transactions
	A. Major shareholders	226
	B. Related party transactions	308-309
	C. Interests of experts and counsel	Not applicable
8.	Financial information
	A. Consolidated statements and other financial information	233-310
	B. Significant changes	10, 186, 238-239, 316, 318
9.	The offer and listing
	A. Offer and listing details	158, 226-227, 347-348
	B. Plan of distribution	Not applicable
	C. Markets	158, 226-227
	D. Selling shareholders	Not applicable
	E. Dilution	Not applicable
	F. Expenses of the issue	Not applicable
Cross reference to Form 20-F

Item	Required item in Form 20-F	Page(s)
10.	Additional information
	A. Share capital	Not applicable
	B. Memorandum and articles of association	158-159, 225-229
	C. Material contracts	72, 225, 345
	D. Exchange controls	351
	E. Taxation	255-259, 346-350
	F. Dividends and paying agents	Not applicable
	G. Statement by experts	Not applicable
	H. Documents on display	351
	I. Subsidiary information	Not applicable
11.	Quantitative and qualitative disclosures about market risk	284-294
12.	Description of securities other than equity securities
	A. Debt securities	Not applicable
	B. Warrants and rights	Not applicable
	C. Other securities	Not applicable
	D. American depositary shares	226-227, 347-350
Part II
13.	Defaults, dividend arrearages and delinquencies	Not applicable
14.	Material modifications to the rights of security holders and use of proceeds	Not applicable
15.	Controls and procedures
	A. Disclosure controls and procedures	177
	B. Management’s report on internal control over financial reporting	185
	C. Attestation report of the registered public accounting firm	230-232
	D. Changes in internal control over financial reporting	185
16A.	Audit committee financial expert	183
16B.	Code of ethics	159, 183
16C.	Principal accountant fees and services	180-182, 251
16D.	Exemptions from the listing standards for audit committees	Not applicable
16E.	Purchases of equity securities by the issuer and affiliated purchasers	236, 297-302
16F.	Change in registrant’s certifying accountant	Not applicable
16G.	Corporate governance	158-164, 173-190
16H.	Mine safety disclosure	Not applicable
16I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	Not applicable
16J.	Insider trading policies	183
16K.	Cybersecurity	187
Part III
17.	Financial statements	Not applicable
18.	Financial statements	230-310
19.	Exhibits	353-354
Additional information
	Glossary of terms and US equivalents	356-357
Cross reference to Form 20-F (continued)

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
This is the Annual Report on Form 20-F of Diageo plc for the year ended 30 June 2024. The information set out in this Form 20-F does not constitute Diageo plc’s statutory accounts under the UK Companies Act for the years ended 30 June 2024, 30 June 2023 and/
or 30 June 2022. The accounts for the years ended 30 June 2023 and 30 June 2022 have been delivered to the registrar of companies for England and Wales and those for the year ended 30 June 2024 will be delivered to the registrar of companies for England and
Wales in due course.
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
For more details, please refer to the Cautionary statement concerning forward-looking statements on pages 132-133.
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
The consolidated financial statements are prepared in accordance with IFRS® Accounting Standards (IFRSs) adopted by the UK (UK-
adopted International Accounting Standards) and IFRSs, as issued by the International Accounting Standards Board (IASB), including interpretations issued by the IFRS Interpretations Committee. IFRS as adopted by the UK differs in certain respects from IFRS as issued by the IASB. The differences have no impact on the group’s consolidated financial statements for the years presented. The consolidated financial statements are prepared on a going concern basis under the historical cost convention, unless stated otherwise in the relevant accounting policy.
The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.
Introduction

Information presented
Organic movements and organic operating margins are before exceptional items. Commentary, unless otherwise stated, refers to organic movements. Share, unless otherwise stated, refers to value share. See page 311 for explanation and reconciliation of non-
GAAP measures, including organic net sales, organic operating profit, free cash flow, eps before exceptionals, ROIC, adjusted net debt, adjusted EBITDA and tax rate before exceptional items.
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
•Disclosures under the heading ‘Fiscal 24 non-financial performance’ on page 10.
•Disclosures under the headings ‘Whether you’re heading out…’ and ‘Diageo has a portfolio of iconic brands’ on pages 11 to
14.
•Disclosures under the heading ‘Diageo’s competitive advantages in an attractive industry’ on pages 15 to 16.
•Disclosures under the headings ‘Investing for the future’, ‘Employee engagement’ and ‘‘Spirit of Progress’: refreshing our approach to ESG’ in the Chair’s statement on pages 17 to 18.
•Disclosures under the heading ‘Statement on Section 172 of the Companies Act 2006’ on page 19.
•Disclosures under the headings ‘Resilient performance in a challenging environment’, ‘Performance in our largest categories’, ‘Guinness delivered its fourth fiscal year of double-digit growth’, ‘Doing business the right way:‘Spirit of
Progress’’, ‘Our people and leadership’ and ‘Outlook’ in the Chief Executive’s statement on pages 20 to 22.
•Disclosures under the heading ‘Our Growth Ambition’ on page 25.
•Disclosures under the headings ‘Strategy’ and ‘Enablers’ on page 26.
•Disclosures under the heading ‘Unleash the power of our brands and portfolio’ on page 27.
•Disclosures under the heading ‘Teaming up with the world’s biggest sporting events’ on page 28.
•Disclosures under the heading ‘To lead and shape consumer trends’ on page 30.
•Disclosures under the heading ‘Taking tequila around the world’ on page 31.
•Disclosures under the heading ‘Executed with operational excellence’ on page 33.
•Disclosures under the heading ‘F24 saw a record delivery of nearly $700 million in productivity benefits unlocked’ on page
34.
•Disclosures under the heading ‘Our strategy is underpinned by three enablers’ on pages 36 to 37.
•Disclosures under the heading 'Health and safety' on pages 107 to 109.
•Disclosures under the headings ‘Stakeholder engagement’, ‘Wider stakeholder engagement’ and ‘Workforce Engagement statement’ on pages 165 to 174.
•Disclosures under the headings ‘Internal control and risk management’, ‘Viability statement’, ‘Going concern’, and ‘Political donations’ on page 176.
•Disclosures under the headings ‘Disclosure of information to the auditor’ and ‘Corporate governance statement’ on page 225.
•Disclosures under the heading ‘Reporting boundaries and methodologies’ on pages 322 to 343.
Introduction (continued)

Strategic report
Diageo
Diageo is a global leader in Total Beverage Alcohol (TBA) and one of the world’s most successful brand builders. Our ambition is to create one of the best performing, most trusted and respected, consumer products companies in the world.
P E R F O R M A N C E  S N A P S H O T
Fiscal 24 financial performance

Volume (equivalent units)		Net sales(2)		Operating profit
EU230.5m		$20,269m		$6,001m
(2023: EU243.4m)		(2023: $20,555m)		(2023: $5,547m)
Reported movement	(5)%	Reported movement	(1)%	Reported movement	8%
Organic movement(1)	(4)%	Organic movement(1)	(1)%	Organic movement(1)	(5)%

Net cash from operating activities		Earnings per share (eps)		Total recommended dividend per share(3)
$4,105m		173.2c		103.48c
(2023: $3,636m)		(2023: 196.3c)		(2023: 98.55c)
2024 free cash flow(1)	$2,609m	Reported movement	(12)%	Increase	5%
2023 free cash flow(1)	$2,235m	Eps before exceptional items movement(1)	(9)%
Visit diageo.com for more information.
Fiscal 24 non-financial performance

Positive drinking	Inclusion and diversity	Water efficiency - across the company	Greenhouse gas emissions
2.2m	44%	(15.6)%	(23.8)%
(2023: 1.9m)	(2023: 44%)	(2023: (12.3)%)	(2023: (14.7)%)
Number of people educated on the dangers of underage drinking through a Diageo supported education programme	Percentage of female leaders globally	Percentage change in water efficiency compared to fiscal 20 baseline	Percentage change in total direct and indirect greenhouse gas emissions (market/net based) compared to fiscal 20 baseline
46%
(2023: 43%)
Percentage of ethnically diverse leaders globally

(1) See definitions and reconciliation of non-GAAP measures to GAAP measures on pages 311-321.
(2) Net sales are sales less excise duties
(3) Includes recommended final dividend of 62.98c.
Unless otherwise stated in this document, percentage movements refer to organic movements. For a definition of organic movement and reconciliation of all non-GAAP measures to GAAP measures, see pages 311-321. Share refers to value share. Percentage figures presented are reflective of a year-on-year comparison, namely
2023-2024, unless otherwise specified.
Starting 1 July 2023, in line with reporting requirements, the functional currency of Diageo plc changed from sterling to US dollar which is applied prospectively.
Diageo also decided to change its presentation currency to US dollar with effect from 1 July 2023, applied retrospectively, as it believes that this change will provide better alignment of the reporting of performance with its business exposures. Please see more information on page 238 under Accounting information and policies.

Diageo has a portfolio of iconic brands
With over 200 brands and sales in nearly 180 countries, our portfolio brings together some of the most iconic brands from around the globe that consumers have enjoyed for generations.
Our consumer insights, strong sense of purpose and pursuit of financial excellence underpin our passion to continue to be one of the best brand builders in the world and create value for our stakeholders. We are proud custodians of 13 billion-dollar brands including
Johnnie Walker, Smirnoff, Guinness, Don Julio, Crown Royal, Baileys and Tanqueray.
We have built number one global positions in scotch, vodka, tequila, Canadian whisky, liqueurs and gin.(1)
Consumers are choosing to drink better, not more, and our advantaged portfolio, positioned towards fast-growing categories, allows the consumer to premiumise through our extensive price ladder as well as attracting the recruitment of new, legal purchase age and above (LPA+) consumers.
Many of our much-loved and established brands have a unique heritage, but we do not stand still. Diageo's ambition is to create one of the best performing, most trusted and respected consumer products companies in the world. We move at pace to unleash the power of our brands and portfolio to lead and shape consumer trends, and we execute decisively with operational excellence.
Alongside our brands, Diageo's entrepreneurial, talented and diverse workforce of more than 30,000 people globally are our biggest asset. Led by a highly experienced Executive Committee, Diageo aims to help our consumers celebrate life, every day, everywhere, and capture the next phase of growth in the TBA industry.
Our global footprint drives resilient growth
Share of reported net sales by region(2)(3)
(%)
(1) IWSR, 2023.
(2) The above map is intended to illustrate general geographic regions where Diageo has a presence and/or in which its products are sold. It is not intended to imply that
Diageo
has a presence in and/or that its products are sold in every country or territory within a geographic region
(3) Based on reported net sales for the year ended 30 June 2024. Does not include corporate net sales of $123 million (2022–$104 million).

Diageo is well positioned to win in TBA

Advantaged portfolio: reach and scale	Diageo reported net sales
(by category, fiscal 24)
Our portfolio gives consumers choice across price tiers

Diageo reported net sales	Our scotch portfolio price ladder provides consumer choice within our largest category(2)
(by price tier, fiscal 24)	($)

Luxury
Ultra- premium
Super- premium
Premium
Standard
Value

4%
5%
16%
37%
30%
8%

Black & White
JOHNNIE WALKER
RED LABEL
JOHNNIE WALKER
BLACK LABEL
12
THE SINGLETON
14
JOHNNIE WALKER
Blue Label
Blue Label
Value
under $15
Standard
$15–$25
Premium
$25–$40
Super-premium
$40–$100
Ultra-premium
Up to $250
Luxury
$250+

(1) Indian-Made Foreign Liquor (IMFL) whisky.
(2) Diageo’s portfolio is diversified across price tiers as shown in the bar chart. The visuals are an example within Diageo’s scotch portfolio of this diversified footprint.

MARKET OVERVIEW AND INVESTMENT CASE
Diageo’s competitive advantages in an attractive industry

Strong and resilient market dynamics…
Total Beverage Alcohol (TBA) is a highly attractive and exciting consumer category. TBA is resilient and growing; and the spirits category is growing even faster. TBA has grown at 4.4% CAGR in the 10 years through to 2023, and international spirits has grown at 5.1% over the same period.(1)

1	Consumers are choosing spirits
Diageo sees a long-term trend of consumers choosing to switch to spirits from beer and wine. Spirits growth is supported by favourable population demographics, the increasing size of the middle class in key markets globally and strong premiumisation trends. These are expected to continue into the future.

2	People are drinking better, not more
Spirits' long-term value growth is also driven by premiumisation as consumers want to drink better, not more. In the last 10 years, premium and above spirits grew from 26% of category value to almost 35%. The super-premium plus price-tier has grown in value more than two times faster than other price tiers in the category. This price tier gained 700 basis points of share of international spirits retail sales value (RSV) since 2013.(1)

3	Long runway for growth
In 2021, we set out our ambition to grow TBA share by 50% from 4% to 6% by 2030. With 4.5% value share of TBA(1) currently, we have significant headroom for sustainable long-term growth.

aligned to our competitive advantages:

Leading world-class brands

•We have a proven track record in developing powerful global brands. For example, Johnnie Walker’s RSV has increased over 400% since 2002.(2)
•Diageo brands have driven around 17% of total absolute dollar growth in the international spirits category since
2018.(1)
•Our strategic M&A activities and reputation for active portfolio management position Diageo for sustainable long-term growth.

Advantaged geographic footprint

•Our geographic footprint gives us access to consumers in the world’s largest markets, such as the United States, as well as the vibrant markets of India and China.
•Diageo’s geographic diversification supports resilient performance through global volatility.

Broad portfolio across price points

•Our advantaged portfolio enables trading up and down our extensive price ladder; whether our consumers are looking for a Smirnoff and soda or a Don Julio 1942 on the rocks, Diageo's portfolio offers consumer choice.
•Our diverse and balanced portfolio enables us to respond quickly to emerging and growing category trends.

Diverse and talented workforce

•Our Executive Committee combines home-grown talent with externally recruited leaders who bring invaluable market experience, a wealth of functional expertise and fresh perspectives.
•Our talented management team and broader workforce enable us to respond flexibly and quickly to current and future challenges.
•Our global employee survey, Your Voice, remains above external benchmarks with 81% engagement levels and
89% expressing pride in working for Diageo.

(1) IWSR, 2023.
(2) Diageo consumption data.

...positioning us to drive:

Continued discipline of growth algorithm

•Driving long-term sustainable growth is our priority, and we believe our growth algorithm continues to support this, through winning quality market share.
•Price and mix, driven by long-term premiumisation and enabled by Revenue Growth Management, remain a consistent and core part of our top-line growth.
•Since fiscal 18, we have generated annual savings of approximately $500 million through productivity savings, efficiencies and disciplined cost control and utilising our scale to fuel our investments.
•We take the benefits of growth, productivity and operating leverage to reinvest smartly in brand building to drive quality market share – firmly balancing short-term share gains, while building for long-term sustainable growth.

A disciplined approach to capital allocation

•We prioritise organic investment for long-term growth: maturing stock (increased from $5.3 billion in fiscal 18 to $7.8 billion in fiscal 24) and capex (increased from $0.8-0.9 billion per annum fiscal 18-21 to $1.4-1.5 billion per annum fiscal 22-24, driven by capacity increases).
•Active and disciplined portfolio management ($2.8 billion invested in acquisitions and $1.6 billion generated from disposals since fiscal 18).
•We have grown our dividend year on year for 25 years (dating back to fiscal 2000).
•Through fiscal 23, circa £25 billion has been returned to shareholders in dividends and share buybacks over the preceding 10 years.
•We also returned $1 billion of excess capital, via share buybacks, during fiscal 24.

A robust strategy and clear ambition that will....

Build towards the next phase of our ambition to achieve TBA share of 6% by 2030. Our strategy to unleash the power of our brands and portfolio includes:
•Sustaining the momentum in our global brands of Guinness, Johnnie Walker and Don Julio while driving regional growth opportunities like Crown Royal in North America and accelerating malt whiskey in Asia
Pacific.
•Leading and shaping key consumer trends, including tapping into the convenience, moderation and with food occasions to recruit new consumers into new occasions at scale.
•Continuing to focus on operational excellence, including strengthening our route-to-market and evolving our approach to A&P efficiency, while driving accelerated productivity and allocating resources with discipline.

Chair's statement
“It has been a true privilege to lead Diageo’s Board. I look forward to working with John, the Board and all my Diageo colleagues to ensure a smooth transition over the coming months.”
Long-term view of the business
Fiscal 24 has been a year of challenge and change for Diageo as we navigated global economic and sectoral volatility, set new priorities, and appointed Directors to our Board.
Despite the global economic and political headwinds we face, the Total Beverage Alcohol (TBA) industry remains an attractive and exciting sector. TBA has grown at a 4.4% compound annual growth rate (CAGR) over the past decade, and international spirits has grown at 5.1% as measured by IWSR(1) over the same period, while premium beer where Guinness competes has also grown ahead of
TBA.
We are confident in the long term trend of sector premiumisation and we believe that it will continue, supported by demographic trends, rising incomes in developing markets and spirits continuing to take share from beer and wine. Diageo’s advantaged portfolio is balanced across geographies and price tiers, and in 2021, we set out our ambition to increase our share of TBA to 6% by 2030. This year, we set strategic priorities that will drive future performance and position Diageo to capture the next phase of growth: we plan to drive growth in our largest categories, lead and shape consumer trends and occasions, and raise the bar on execution.
As this report sets out, we are executing decisively against our growth ambition across our advantaged footprint, reinvesting behind our business and actively managing our portfolio through disciplined acquisitions and disposals.

Recommended final dividend per share	Total dividend per share(1)
62.98c	5% to 103.48c
2023: 59.98c	2023: 98.55c
Total shareholder return (1 year)	Total shareholder return (10 year)
(24)%	6%
2023: (2)%	2023: 9%
(1) Includes recommended final dividend of 62.98c
Fiscal 24 performance
In fiscal 24, organic net sales were down 0.6% with positive price/mix performance mostly mitigating a decline in volume. Excluding our Latin America and Caribbean region (LAC), the business grew organic net sales by 1.8%. Organic operating margin declined by
130bps, primarily driven by LAC. Organic operating profit declined 4.8%, as a result of the organic net sales decline, primarily due to
LAC and North America. The decline was also driven by an increase in investments in strategic capabilities, including in digital and strengthening route-to-market, primarily in the United States (US), and in marketing.
We generated free cash flow of $2.6 billion. Strong working capital management and lower tax payments more than offset the combined impact of the decline in operating profit, higher interest payments and increased investment in capex. Pre-exceptional earnings per share declined mainly due to lower operating profit and higher finance charges. We increased our dividend by 5%, reflecting our continued confidence in the long-term potential of the business and our commitment to a progressive dividend policy.
Despite the 12‐month Total Shareholder Return (TSR) of -24% for fiscal 24, the ten-year TSR remains solid at 6%.
Investing for the future
Diageo remains committed to delivering value for shareholders. Investing capital in maturing inventory and related production capacity is key to delivering long-term sustainable growth. Our total maturing inventories have increased more than 42% over the past five years, resulting in $7.8 billion of total aged inventory by the end of fiscal 24, up $0.5 billion compared to the prior year. Scotch is our largest category, accounting for 24% of group net sales and comprising the majority of the value of our maturing inventories, which may be held for periods ranging from a minimum of three years to, in some cases, more than 70 years.
‘Spirit of Progress’: refreshing our approach to ESG
We are now nearly five years on from the launch of 'Spirit of Progress’, our action plan on Environmental, Social and Governance
(ESG) issues. We have reflected on our progress to date, what we have learned so far and refreshed our focus for the critical years ahead. We have simplified and prioritised the goals that form our 'Spirit of Progress' plan. This has allowed us to prioritise the areas that are most material to our business including reducing the harmful use of alcohol, combating water stress and the impact of climate change. We are also accelerating our work advocating for responsible alcohol consumption and water replenishment activities in the communities in which we operate.

I am encouraged by the progress we have made this year on our positive drinking agenda. We have long championed awareness on the risks of drink driving, including collaborating with law enforcement and local authorities. In 2021, we launched the Wrong Side of the
Road (WSOTR) digital learning resource with the United Nations Institute for Training and Research, aimed at raising awareness about the consequences of drink driving on individuals and communities. WSOTR is available in digital and classroom formats and is now live in 24 countries, and in fiscal 24, we reached more than one million people through WSOTR and other drink driving programmes. We have now reached more than 2 million people since fiscal 20. To embed the message of moderation in culture in
APAC we have partnered with K-Pop star SUHO to produce a new song and music video, 'Savour every moment'. This is the first time that responsible drinking messaging is conveyed through K-Pop.
We are steadfast in our focus on water by improving water efficiency at our own sites, investing in water replenishment and collective action. For example, we are committed to replenishing more water than we use in our tequila operations in Mexico by 2026, and mobilising collective action to improve water security. We are partnering with the State of Jalisco and local municipality in Ocotlán, and in fiscal 24 we enabled large scale water reuse for local farmers, replenishing over 470,000 cubic metres of water.
We continue to take significant action to create a sustainable low carbon future, and limit the damaging effects of climate change. We are partnering with governments and institutions in key geographies on our decarbonisation pathway. In the US, we were proud that the
Department of Energy selected Diageo as part of the Industrial Demonstrations Program fund to support the installation of heat batteries at our Shelbyville and Plainfield sites, with the goal of building a model that can be replicated..
Employee engagement
Our people and inclusive culture are critical to Diageo’s success. This year, Karen Blackett took over accountability as the designated
Non-Executive Director for workforce engagement. All Non-Executive Directors participated in the programme engaging with colleagues from all regions, functions, and organisational levels. The Board values the openness of conversations and insights on positive aspects of Diageo’s culture, as well as areas for improvement. Diageo’s culture continues to be a source of pride and competitive advantage, with high quality accessible leadership. This was reflected in the engagement results seen in our global employee survey, Your Voice, which remain in the top quartile and above external benchmarks with 81% engagement levels and 89%
expressing pride in working for Diageo.
Board changes
We have announced further changes to the Board this year, and I am pleased that we have continued to attract high calibre of talent with deep experience across beverage, consumer and regulated industries.
As we announced in March 2024, I plan to retire in February 2025 from the Diageo Board in my ninth year. My colleague and current
Non-Executive Director Sir John Manzoni has been appointed as my successor. John joined the Diageo Board in October 2020, having been Chief Executive of the UK Civil Service. He is currently Chair of FTSE-listed multinational energy business SSE plc and a non-
executive director of engineering and technology company KBR, Inc. He was previously a non-executive director of the multinational drinks business SAB Miller plc for 11 years. John brings a wealth of experience both from within the beverage alcohol world and from his extensive private and public sector experience. I look forward to working with him, fellow Board members and my Diageo colleagues to ensure a smooth transition.
Nik Jhangiani, currently Chief Financial Officer (CFO) at Coca-Cola Europacific Partners plc, the world’s largest Coca-Cola bottler, will succeed Lavanya Chandrashekar as Diageo’s CFO on 1 September 2024 and we look forward to welcoming him to the Board.
Nik has more than 30 years of finance experience gained in roles in the UK, Europe, India, Africa and the US, including 20 years in various CFO roles, and has spent most of his career in the consumer and beverage industries. I am confident that his record of success as a CFO in multiple relevant markets will further strengthen our long-term track record of delivering sustainable returns for our shareholders
After three years as CFO, the Board wishes to thank Lavanya warmly for her strong contributions to Diageo over the past six years.
She has been instrumental in framing our long-term ambitions, driving a culture of operational excellence throughout her tenure and embedding a culture of everyday efficiency which has already delivered highly significant productivity savings across our business.
We wish Lavanya well for the future as she returns to the US.
Julie Brown, CFO and Executive Director of GSK plc since May 2023, will be appointed as a Non-Executive Director, effective 5
August 2024, and on appointment will succeed Alan Stewart as Chair of the Audit Committee. Julie brings many years of experience in financial, commercial and strategic roles in international companies operating in highly regulated industries. She is strongly committed to enabling diversity in business and to creating sustainable, long-term value for stakeholders. Julie previously served as
Chief Operating and Financial Officer and Executive Director, Burberry Group plc. Julie has also served as Group CFO of Smith &
Nephew plc and previously worked for 25 years at AstraZeneca plc in various finance, commercial and strategic roles including as regional and country president and latterly as Interim Group CFO.
On behalf of the Board, I would like to thank Alan who has been a Director since 2014 and Chair of the Audit Committee since 2017.
He has served Diageo with great distinction, and we have benefitted greatly from his expertise and strategic input. We wish him the very best for the future.

Summary
At Diageo, we speak of 'standing on the shoulders of giants' and honouring the founders on whose legacies this fantastic company is built. Some years have undoubtedly been challenging, but I am proud to have been part of the company’s journey and to have worked alongside such talented, dedicated, and entrepreneurial colleagues and leaders: the giants of today. They will carry this business forward, live our purpose of celebrating life, every day, everywhere, and create value for our stakeholders. I am particularly proud of the great strides we have made on the inclusion and diversity agenda, and the diverse leadership now in place on the Board and our
Executive Committee. I would like to express my deepest thanks to colleagues past and present. As I pass the baton to John, I remain as excited about the future growth potential of Diageo as I was when I joined the Diageo Board in July 2016. I look forward to watching the company and its people thrive under John’s stewardship.
Javier Ferrán
Chair

Statement on Section 172 of the Companies Act 2006

Section 172 of the Companies Act
2006 requires the Directors to
promote the success of the company
for the benefit of the members as a
whole, having regard to the interests
of stakeholders in their decision-
making. In making decisions, the

Directors consider what is most likely
to promote the success of the
company for its shareholders in the
long-term, as well as the interests of
the group’s stakeholders.
The Directors understand the
importance of taking into account the
views of stakeholders

and the impact of the company’s
activities on local communities, the
environment, including climate
change, and the group’s reputation.
Read more about how stakeholders were taken into
account in decision-making on pages 165-171.

Chief Executive's statement
Fiscal 24 was challenging for Diageo and for the broader industry, with the unwinding and normalisation following the Covid-19 super-
cycle and the ongoing macroeconomic and geopolitical backdrop. Total Beverage Alcohol (TBA) however remains a highly attractive sector, which will deliver sustainable long-term growth and generate shareholder value.
Diageo is a resilient business, and in fiscal 24 we have taken decisive actions to improve our near-term execution, including addressing the inventory issues in our Latin America and Caribbean (LAC) region. We are strengthening our consumer insights, and by the end of calendar year 2024 we will have rolled out our proprietary Consumer Choice Framework across markets covering a significant portion of our net sales. This will give us a much deeper understanding of consumer motivations and occasions. We are redeploying our resources where we have the best opportunities to grow and we have stepped up our route-to-market capabilities, including in the United States (US), our largest market. We have also delivered a record year of productivity savings, nearly $700 million, over-delivering on our three-year productivity goal by $200 million.

Percentage of Diageo total net sales value gaining/holding share in measured markets[1]

75%+
gaining/holding share

(1)Source: Internal estimates, incorporating AC Nielson, Association of Canadian Distillers, Dichter & Neira, Frontline, Intage, IRI, ISCAM, NAMBCA, State Monopolies, TRAC,
IPSOS and other third party providers. All analysis of data has been applied with a tolerance of +/-3bps

Reported volume movement	Organic net sales movement
(5)%	(1)%
2023: (7)%	2023: 7%
Organic volume movement	Reported operating profit movement
(4)%	8%
2023: (1)%	2023: (6)%
Reported net sales movement	Organic operating profit movement
(1)%	(5)%
2023: 0%	2023: 7%

Resilient performance in a challenging environment
After three years of extraordinary topline growth, with 14.5% CAGR from fiscal 21 to fiscal 23, this fiscal, group organic net sales declined 0.6%. The main driver was materially weaker performance in LAC, which makes up 8% of Diageo’s organic net sales value.
Excluding LAC, organic net sales grew 1.8%, driven by good growth in Africa, Asia Pacific, and Europe, partially offset by a decline in North America (NAM). NAM performance reflects a cautious consumer environment and the impact of lapping inventory replenishment in the prior year.
I’m pleased that in this challenging environment we ended the fiscal gaining or holding share in over 75% of our net sales value in measured markets including the US. We are also holding or gaining share in most of our measured billion-dollar brands globally.

Organic operating profit declined 4.8% and our organic operating margin declined by 130bps, both primarily driven by LAC.
Excluding LAC, organic operating margin declined by 56bps and gross margin grew 17bps, driven by price increases and productivity which offset the impact of cost inflation.
Regional performance
In LAC, following our update to investors in November 2023, we have worked with wholesale and customer partners to manage inventories and ended fiscal 24 with more appropriate levels for the consumer environment. We implemented five targeted actions to improve inventory visibility: expanding our access to sellout data; incentivising sellout data reporting; incentivising independent stock counts; investing in commercial planning; and piloting digital case tracking, initially with two customers in Mexico. In Brazil, our largest LAC market, the category improved in the second half and we gained share. Inventory levels have dramatically reduced in
Mexico to more appropriate levels, but we see persistent challenges in a highly competitive environment and have initiated a review to improve performance. We know the importance of staying vigilant and continue to work diligently to keep improving visibility into the distribution channels with the aim to deliver better insights earlier. I believe we have the necessary processes, data visibility, leadership, incentives and sellout culture across the region to more closely align future performance with consumer demand.
In NAM, our strategic priorities remain clear. We will unlock growth by driving our largest brands in our largest categories of whisk(e)y and tequila, recruiting into new occasions with innovation and raising the bar on execution. Crown Royal Blackberry launched this year and has been a great success, especially in recruiting new consumers to whiskey. In tequila, Don Julio saw increased momentum in the second half as it grew 15 times faster than the total US spirits industry, with the growth led by Don Julio
Reposado where we increased investment and expanded distribution. Guinness was the fastest-growing imported beer in the on-
trade, bolstered by the new “Lovely Day” campaign with long time brand fan Jason Momoa. For spirits, we have made the biggest change in our route-to-market for a decade. Working with our distributors, we are putting more 'feet on the street' to target categories, regions and locations with the highest growth potential. In the US, we finished the year winning or maintaining TBA market share for brands covering 90% of our US net sales.
In Europe, we delivered resilient growth, mainly driven by another year of strong momentum and double-digit growth for Guinness, helped in part by Guinness 0.0 for which net sales and volume more than doubled in the year. We achieved market share growth in most European markets, despite lower consumer confidence.
In Asia Pacific, we grew organic net sales, volume and operating margin in challenging macroeconomic conditions while increasing investment in the region. Growth was driven by Chinese white spirits, and strong performance in India with continued premiumisation and double-digit growth in scotch and other whisky. Tequila also continues to gain momentum.
In Africa, beer was the key driver of performance. Despite a tough macroeconomic backdrop, we delivered organic net sales growth of
12% driven by price increases partially offset by volume declines.
These regional highlights bring to life the resilience and strength of our diversified global footprint.
Strengthening our operating model in key markets
As well as transforming our US route-to-market, we are also transforming our operating model in key regions where we see growth opportunities. We are expanding our organisational structure in Dubai to solidify our leadership in premium spirits in the Middle East and North Africa. We transformed our business model in the vibrant Nigerian market and entered a long-term partnership with a distributions specialist which will allow us to increase distribution of Guinness – another example of Diageo’s proven asset light model for the brand. We also announced that Diageo has acquired the distribution rights of all remaining brands currently distributed by our joint venture, Moët Hennessy Diageo France. This followed our previous update in March 2024, where we outlined our phased approach to transforming our distribution model in France by creating our own in-market company.
Performance in our largest categories
It has been another strong year for Guinness with the brand delivering 15% organic net sales growth, double-digit growth for seven consecutive halves. We held or gained share in our top three markets for Guinness (Great Britain, Ireland and US) and we continued to expand the brand's consumer base. Guinness 0.0, our alcohol-free offering, now accounts for nearly 3% of our Guinness volume globally.
My ambition to take tequila around the world just as Diageo did with Johnnie Walker remains. It is a fun and versatile category and
Diageo was an early entrant. Tequila remains the fastest-growing scale spirits category and we have maintained our global tequila leadership by value. You can read a case study on our tequila roll out on page 18.
Diageo remains the world leader in scotch, our largest category. While our scotch organic net sales performance was heavily impacted by LAC inventory reductions, momentum with consumers continued in fiscal 24. We gained category share of scotch in 9 out of 10 of our largest measured scotch markets. Johnnie Walker is living up to its “Keep Walking” mantra, driving over half of our scotch organic net sales and continues to be the number one international spirits brand in value in calendar year 2023 as measured by IWSR.
Doing business the right way: ‘Spirit of Progress’
This fiscal, I initiated a review of our ESG strategy and as a result, we have simplified and prioritised the commitments that form our
'Spirit of Progress' plan. We are prioritising the areas that have the most significant impact on our commercial performance and our advocacy efforts, including the harmful use of alcohol, water stress, carbon and our role in the communities in which we operate.
We’re not only doing the right thing for our people, consumers and communities, but also for our business in the long term.
Our people and leadership.
During my first year as CEO, I have taken great pride in the resilience and talent of our teams, including our Executive Committee who bring together decades of experience in the industry, along with a breadth of market and functional expertise. I have spent time with our teams around the world including in Ireland, US, Scotland, Kenya and Brazil. I have seen first-hand the commitment, dedication, and resolve of Diageo’s people. I would like to thank every single person in our organisation for their hard work this year.
I would particularly like to thank our outgoing Chief Financial Officer (CFO) Lavanya Chandrashekar, who has been a trusted colleague and partner to me, both when we worked together in North America, and more recently during my first year as Chief
Executive. On behalf of all Diageo colleagues, I wish her much future success as she returns to the US. I am delighted that Nik
Jhangiani will succeed Lavanya as CFO; he has more than 30 years of finance experience gained in roles in the UK, Europe, India,
Africa and the US, including 20 years as CFO; and has spent most of his career in the consumer and beverage industries including 20 years within the Coca-Cola system. His proven track-record and international mindset mean he will be a strong addition to our leadership team.
Outlook
The consumer and macroeconomic environment and continues to be challenging with the conditions we saw towards the end of fiscal
24 persisting into fiscal 25, yet I continue to be confident in Diageo’s future.
Diageo possesses iconic and enduring brands from Guinness to Tanqueray to Johnnie Walker, all with unmatched heritage, but with absolute relevance for today’s consumer. Our success has never come about by standing still, it has been achieved by blending those great names with the most passionate teams, the best brand building, and a commitment to excellence. As the consumer and the operating environment continues to evolve, we will keep adapting to emerging tastes, new social occasions and consumer passions.
We will unlock growth to create one of the best performing, most trusted and respected consumer products in the world.
Debra Crew
Chief Executive

Business model
A business built for the
long term
We deliver our strategic priorities through a business model that leverages global and local expertise, has the consumer at its heart, and puts our responsibilities to our stakeholders front and centre.

What we do	1. We source	2. We innovate	3. We make
From smallholder farmers in
Africa and Mexico, to
multinational companies, we
work with our suppliers to
procure high-quality raw
materials and services,
with environmental
sustainability in mind. Where
it is right for our business, we
grow and source locally.

Using our deep
understanding of consumer
trends and socialising
occasions, we focus on
driving sustainable
innovation that provides new
products and experiences for
consumers; be that a non-
alcoholic option or an
offering that suits
convenience or the on-trade.

We distil, brew and bottle our
spirits and beer brands
through a globally co-
ordinated supply operation,
working to the highest quality
and manufacturing standards.
We prioritise using local
production where it is right
for our business.

Working in the interest of our stakeholders		People
We want our people to be the best they can be. We offer a diverse and inclusive workplace with opportunities for development and progression.
Consumers	Customers	Suppliers
We are passionate about the role our brands play in celebrations globally. We are committed to promoting moderation and reducing alcohol misuse.	We work closely with customers to build sustainable ways of working that help grow their businesses through great insight and execution.	We partner with suppliers to ensure long-term, mutually beneficial relationships. Respect for human rights is embedded throughout our global value chain.
Communities	Investors	Governments and regulators
We help build thriving communities by making lasting contributions where we live, work, source and sell.	We aim to maximise long- term investor returns through consistent, sustainable growth and a disciplined approach to capital allocation.	We advocate for laws or regulatory change where we think there is a positive impact on our business and a benefit for our key stakeholders.

4. We transport	5. We sell to customers	6. We market to consumers	7. We help consumers celebrate
We move our products to where they need to be in the world; be that from a local distillery in market or, for example, shipping scotch.
We grow by working closely
with our customers. Our
global and local sales teams
use our data, digital tools and
insights to extend our sales
reach, improve our execution
and help generate value for
us and for our customers.
When our customers grow,
we grow too.
We invest in world-class marketing to build vibrant brands that resonate with our consumers. To do this responsibly, we have our rigorous Diageo Marketing Code which guides everything we do.
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
Natural – for our environment

Our Growth
Ambition
In previous years, we were led by our well-established Performance Ambition, a strategy which delivered strong results. As we navigate the next phase in our journey, we have continued to evolve our strategy, which centres on strong consumer and customer insights. As previewed at our Capital Markets Event in November 2023 and the Consumer Analyst Group of New York (CAGNY) investor conference in February
2024, we have sharpened our strategy in order for us to achieve quality share of TBA of 6% by 2030 and generate value for our shareholders.
Our Growth Ambition is our evolved strategy to win in fiscal 25 and beyond and to deliver the next phase of sustainable growth.
Through the Growth Ambition we will continue to focus on delivering on four key strategic outcomes that are now embedded in the business: providing efficient growth; delivering consistent value creation; building credibility and trust; and ensuring that our people and high-performing teams are fully engaged.

PURPOSE	Celebrating life, every day, everywhere

AMBITION	To create one of the best performing, most trusted and respected, consumer products companies in the world

STRATEGY	Unleash the power of our brands and portfolio to lead and shape consumer trends executed with operational excellence
	BRANDS AND PORTFOLIO	CONSUMER TRENDS	OPERATIONAL EXCELLENCE
	Whisk(e)y and tequila Winning local portfolio Guinness growth	Premiumisation Recruitment New occasions	Evolve brand building muscle Commercial excellence Everyday efficiency

ENABLERS	Building a more Digital Diageo	Diverse and engaged talent with a focus on culture	’Spirit of Progress’ and doing business the right way from grain-to-glass

OUTCOMES	Achieve quality TBA share of 6% by 2030

Efficient growth	Consistent value creation	Credibility and trust	Engaged people
Consistently grow organic net sales, grow operating profit, deliver strong free cash flow	Top-tier total shareholder returns, increase return on invested capital	Trusted by stakeholders for doing business the right way, from grain-to- glass	High-performing and engaged teams, continuous learning, inclusive culture

STRATEGY

Unleash the power of our brands and
portfolio…
•To become the global leader
in whisk(e)y and tequila.
•To win with local portfolios
rooted in local culture.
•To ensure we continue to
drive growth in Guinness, including
0.0.
to lead and shape consumer trends… •Premiumise the industry. •Recruit new consumers from across TBA. •Enter into new occasions.
executed with
operational excellence
•Evolving our brand building
muscle through smarter A&P.
•Delivering commercial
excellence across all our channels.
•Accelerating productivity via
Revenue Growth Management and
supply agility.

Read more on page 28.	Read more on page 31.	Read more on page 33-34.
ENABLERS

Building a more Digital Diageo We are upweighting investment to fund a holistic, prioritised programme of digitisation, underpinned by transformation of data, analytics and systems.	Diverse and engaged talent with a focus on culture We continue to develop our talent, ensuring they embody our evolved values and behaviours.
’Spirit of Progress’ and doing
business the right way from grain-to-
glass
This continues to underpin everything
that we do. We have refreshed our
flagship ’Spirit of Progress‘
programme to maximise the impact of
its next phase of delivery.

Read more on page 36.	Read more on page 37.	Read more on page 37.

Unleash the power
of our brands and portfolio
Our outstanding brands and broad portfolio remain a competitive advantage
Our strategy focuses on three areas:
1.Maintaining our undisputed number one value position in the whisk(e)y and tequila categories(1), maximising the large growth opportunities they provide, while leveraging our heritage.
2.Winning with consumer-first local portfolios: markets must unleash the power of our portfolio by building strong brands with local relevance, informed by deep consumer insight.
3.Continue Guinness breakout growth with our asset light model and innovation.
Examples of progress in fiscal 24:
•Johnnie Walker demonstrated its ability to continue to win across the price ladder. Johnnie Walker Blonde drove total trademark share gains following its launch across Asia Pacific (APAC) and LAC. At the luxury end of the portfolio, Johnnie Walker Blue
Label gained share through the Xordinaire and Umami innovations(1).
•Godawan Single Malt, crafted with quality and sustainability at its core in the Alwar distillery, Rajasthan, was the most awarded
Indian single malt in 2023-2024.
•We have seen continued double-digit growth of Don Julio tequila in the United States, with momentum building internationally as we shape the global expansion of the category.
•Guinness is the number one selling beer in Great Britain by value in the second half of the fiscal.(2)
(1) IWSR, 2023.
(2) Nielsen/CGA, 52 weeks to 18 May 2024

Teaming up with the world’s biggest sporting events
The power of sport knows no geographic limits – it is truly global. At Diageo, we are using sport to lift our brands, partnering with iconic sporting occasions giving us incomparable visibility across the globe.
Shaping the future of Guinness with sport
Whilst Guinness has been the official partner of the Six Nations Rugby Championship since 2019, in 2024 the tournament helped it reach new heights. During this year's Six Nations, sales of pints of Guinness in stadiums were up 15% compared with 2022, while there was a 26% increase in pints of Guinness 0.0 sold in stadiums compared with 2023.
This year, Guinness also tapped into new areas at the Championship, kicking off its official partnership with the Guinness Women’s
Six Nations and increasing the amount of Guinness 0.0 beer taps, driving awareness and consumption of the non-alcoholic choice.
This expanded partnership is a key pillar in delivering against our strategy of making Guinness more relevant to more people, on more occasions, more of the time.
New English Premier League partnership
In June, Guinness announced that from August it would be the official beer of the English Premier League. Premier League games are broadcast into 900 million homes in 189 countries, heightening the brand's relevancy and visibility even further. The four-year agreement will also see Guinness 0.0 named as the official non-alcoholic beer of the Premier League.
Taking our brands to new heights at the Super Bowl
Diageo’s NFL platform is another example of how our iconic brands can work with similarly iconic sporting events to deliver great results.
Over the last five years, Diageo has built official partnerships with 20 different NFL teams, enabling advertising and profiling of our brands in stadiums and beyond. In the 2023 season alone, Diageo brands used over 70 hours of digital signage at NFL stadiums and over 71,000 samples were distributed across NFL league and team partner events.
Great brand and sports partnerships also allow for fantastic creativity to help build awareness and excitement. Nowhere was that creativity more evident than on Super Bowl Sunday in February. In the week leading up to the Super Bowl, Don Julio took over the
STRAT Hotel in Las Vegas – using a projection to turn the hotel tower into a 1,149 ft tall bottle of Don Julio 1942.
Winning in India with Royal Challenge
One of the world’s most popular and watched annual sporting events is the Indian Premier League Cricket (IPL). While many brands sponsor teams, Royal Challengers Bangalore (RCB), one of the founder members of the IPL, and named after renowned Indian whisky brand Royal
Challenge, is owned by United Spirits Limited, part of Diageo plc.
This ownership gives Royal Challenge whisky unprecedented visibility in one of the largest whisky markets in the world. One of the greatest success stories this year has been via the Women’s Premier League, with the RCB women's team winning the title in March.
The global reach and attraction of sport is undeniable. We will continue to invest to showcase our iconic brands at events that excite and matter to consumers across the globe.

GUINNESS 0.0
GUINNESS 0.0

ROYAL CHALLENGE

BULLEIT BOURBON
SMIRNOFF
Nº21 VODKA
Captain Morgan
Spiced Rum

To lead and shape
consumer trends
Consumers remain at the centre of everything we do
We are focused on anticipating and responding to shifts in consumer trends, enabled by capabilities and tools which we are constantly evolving. Shaping and leading consumer trends enables us to:
1.Premiumise We want to drive and lead the ongoing trend of premiumisation in our industry, and we continue to develop our brand building capabilities to do this. The nuances of premiumisation vary by market, so we ensure our brands hit the relevant local premium cues; for example being relevant in popular culture or in appropriate experiential spaces.
2.Recruit: We continue to recruit new consumers into and from across TBA. With circa 550 million new legal purchase age consumers forecast to enter the TBA market by 2033(1), we will respond with agility to the emerging trends that resonate with these new cohorts, keeping our brands relevant. At the same time, we will keep winning in the right occasions to recruit from beer and wine.
3.Win in new occasions: We will enter into new occasions to drive the growth of our categories. The landscape of socialising is ever evolving, from the growth of the early evening occasion in some markets to the desire for increased options to moderate in others.
We will ensure our portfolio continues to evolve as consumer occasions do the same.
Examples of progress in fiscal 24:
•Our luxury malts are playing a key part in the premiumisation of scotch. Fiscal 24 saw the announcement of the Mortlach and
Philippe Starck partnership, generating attention and momentum in key markets ready for product launches in fiscal 25.
•Convenience is an increasingly important category for consumers entering TBA. Fiscal 24 saw Smirnoff SMASH Tea and Captain
Morgan Sliced execute fast launches and distribution ramp-ups in North America, resulting in both products winning share in the category.
•The global growth of Guinness 0.0 has supported increased consumer desire for moderation options and enables us to offer more in a wider set of occasions. This, alongside our 0.0 spirits brands which constitute three of the five largest 0.0 brands globally, gives us a strong portfolio to capitalise on this trend.(2)

Taking tequila around the world
Our global rollout of tequila continued at pace in fiscal 24, underpinned by strong commercial execution.
Early bets on tequila are paying off
Diageo’s portfolio is positioned towards fast-growing categories and tequila is the fastest growing spirits category (+9% RSV
2022-2023). Diageo was among the early entrants into the space and continues to be the global leader in tequila with around a quarter of value share.(2)
In NAM, our tequila portfolio grew US spirits share, driven by Don Julio, which increased momentum in the second half, growing 15 times faster than the total US spirits industry and gaining category share of tequila and spirits.(3) Spearheading this growth was Don
Julio Reposado, where we increased investment and expanded distribution to capitalise on the increasing popularity of aged tequila, as consumers rapidly become more knowledgeable about the category.
We drove almost 12% organic net sales growth in markets outside NAM and LAC, leading to substantial market share gains across
Europe, APAC and Global Travel. Don Julio was the number one selling tequila at London Heathrow Airport throughout most of the fiscal and is now available in nearly 60 countries. Casamigos is now in 33 countries and continues to recruit across Europe. This summer, we have plans for over one million consumers to sample the Casa Paloma in Great Britain. Increased investment in these brands to support their global rollout is amplified by our excellent marketing and brand building at scale, for example, Don Julio at the
Oscars and the Super Bowl.
In APAC, we have tapped into the demand for luxury products, positioning Don Julio 1942 as our flagship. It has entered the most aspirational on-trade venues, allowing us to deliver high-quality activations, in partnership with influencers.
The Paloma
This fiscal year, we identified the Paloma cocktail as a vehicle to recruit consumers into the tequila category. Our consumer insights showed the Paloma was emerging as the cocktail of choice for bartenders and brand ambassadors, particularly in Southern Europe.
The Paloma is a grapefruit-based, refreshing and visually appealing premium aperitif: a big glass, vibrant colour, and lots of flavour.
The Paloma is also an accessible way for consumers to discover tequila: it is light, easy to make, and fits beautifully into various occasions whether consumers are at home, in a bar, or enjoying it with food.
(1) World Bank.
(2) IWSR, 2023.
(3) Nielsen/NABCA, 2024

CASAMIGOS
Tequila

BULLEIT
MANHATTAN COCKTAIL
BEST ENJOYED STRAIGHT UP OR OVER ICE

GUINNESS
DRAUGHT
0.0

Executed with
operational excellence
Our evolved operational excellence agenda is focused on brand building, commercial excellence and productivity
•We are evolving our brand building muscle to upgrade the effectiveness and efficiency of our Advertising and Promotion
(A&P) to ensure we invest behind the right brands, in the right places and through the right channels.
•We continue to upgrade our commercial capabilities with customers and consumers, building best-in-class execution partnerships, digital merchandising and sales processes. The on-trade is also a critical channel for brand building and exceptional experiences and we have increased focus.
•We will continue to deliver against our productivity agenda, sharpening our resource allocation to drive efficiency. Through our Revenue Growth Management (RGM) capabilities and supply chain excellence by investing in digitisation, incremental margin enhancement and supply network design opportunities.
Examples of progress in fiscal 24:
•In NAM, we improved our digital media efficiencies and effectiveness by applying enhanced technology to geographical sales data and digital bidding algorithms. By combining our data and consumer understanding, we have evolved our media targeting strategies by showing consumers brand-relevant media at key moments across hyper-targeted locations. This is now scaled across our US brand portfolio.
•The Crown Royal Blackberry launch was an example of commercial execution excellence and resulted in consumer recruitment into whiskey and share gains for the trademark. We partnered with our customers to deliver standout point of sale experiences.
•We continued to strengthen our RGM capabilities, which are key to driving sustainable growth across volume, price and mix.
We made strategic price increases and targeted A&P investments holding our overall A&P flat for the year.
•Smirnoff marketing teams in over 40 markets used the Diageo Virtual Studio to take global assets for the 'We Do We'
campaign and delivered over 2,000 localised digital assets, saving nearly $15 million. In Great Britain, we increased marketing investment for Guinness by 14%, smartly managed pricing corridors, and drove volume growth of 18%.

Fiscal 24 saw a record delivery
of nearly $700 million in productivity benefits unlocked
Our culture of everyday efficiency is firmly embedded into the business. We have delivered strong productivity benefits year on year. At the end of fiscal 24, we completed a three-year period over which we delivered $1.7 billion of productivity benefits, significantly exceeding the original commitment of $1.5 billion made at the beginning of fiscal 22. Fiscal 24 was our third consecutive year of productivity and price offsetting the absolute impact of cost of goods inflation.
In fiscal 24, we delivered record productivity savings of nearly $700 million across cost of goods, marketing and overhead spend. The productivity on cost of goods was across the end-to-end supply chain. We renegotiated contracts on key materials such as glass, labels and grain neutral spirits and drove savings in logistics by further optimising warehousing capacity and container fill rate, and renegotiating key ocean freight contracts. Across our manufacturing sites, we reduced waste and drove savings via labour optimisation and robotics automation. In addition, we started to see benefits from our five-year supply chain agility programme, announced at the end of fiscal 22.
Looking ahead, we have committed to significantly step up our productivity target to $2 billion over the next three years (fiscal
25-27). This will be enabled by the acceleration in annual savings across cost of goods, marketing and overheads and from our supply agility programme.

9:41
SMIRNOFF
TOI, C'EST TOI.
NOUS, C'EST PLUS.
WE DO WE
WE DO WE
DEPUIS 1864
SMIRNOFF
SPICY TAMARIND

Our strategy is
underpinned by
three enablers
We are focused on transforming three of our enablers: Digital, Talent and ESG
We are upweighting investment to fund a holistic, prioritised programme of digitisation (i) to facilitate marketing transformation and re-invent brand building; (ii) to transform commercial execution and step-change our sales partnering; (iii) to unlock the next wave of productivity savings. This is underpinned by the transformation of data, analytics and systems.
We continue to invest in talent transformation, ensuring our people embody our evolved values and behaviours. We are developing capabilities to ensure our talent is upskilled in areas that are key to our strategy.
We are also implementing our evolved ESG approach for the next phase of delivery of our ‘Spirit of Progress‘ programme, which focuses on maximising impact while protecting our licence to operate and grow.
Examples of progress in fiscal 24:
•Building a more Digital Diageo with 'What’s your Cocktail?', a generative AI platform to enable consumers to pair cocktails with food.
•We have committed to creating an environment in which everyone at Diageo can thrive, feel engaged and valued for their contributions.
•Driving triple wins with the Baileys Minis paper-based bottle trial.

← BACK
WHAT'S YOUR COCKTAIL?
What atmosphere do you want to create?
Party Vibes
Sophisticated Vibes
Casual Get Together
Unwind and Relax
CONTINUE

1	Building a more Digital Diageo
'What's Your Cocktail?' An AI platform pairing cocktails with food
In May, we launched 'What’s Your Cocktail?', a generative
AI-driven digital platform to recommend cocktail pairings
with individual food preferences. The platform helps
consumers demystify cocktails by asking the desired
atmosphere of their event and favourite food flavours to
ensure the perfect serve for every occasion.
Whilst the platform is consumer-first, we are also benefiting by gathering millions of first-party consumer data points,
which helps give our consumers exactly what they want.
Digital planning tool delivering productivity wins in supply chain
This year we implemented a new Advanced Planning Tool
(OMP) across our tequila asset base. It monitors our end-to-
end supply chain and gives us the ability to smoothly plan for and respond to volatile changes in product demand.
For example, this fiscal we have seen accelerated demand for
Don Julio Reposado. The OMP tool enabled us to quickly run
scenarios, look into end-to-end demand and balance our
inventory and capacity, allowing us to communicate more
quickly and effectively with customers and our suppliers to
fulfil that demand.

2	Diverse and engaged talent with a focus on culture	3	’Spirit of Progress’ and doing business the right way from grain-to-glass
Diversity
40% of our Board and 46% of our leadership population,
including our Executive Committee, are from an ethnically
diverse background. We are proud to have reached our 45%
ethnicity leadership representation ambition ahead of 2030.
Engaged talent
In the global employee survey, Your Voice, our results for
the fiscal remained above external benchmarks with 81%
engagement levels and 89% pride in working for Diageo.
Culture
To unleash greater speed and agility in our business, we are focusing strongly on culture and embedding four dial-up
behaviours: external curiosity, efficient collaboration,
experimentation and learning, and acting decisively.

Baileys Minis paper-based bottle trial
In May, at the Time Out Festival in Barcelona, we launched a trial of a new innovation, the Baileys Minis paper-based
bottle.
We know our consumers are increasingly looking for
sustainable packaging alternatives, whilst also expecting
premium quality and design from our brands. These bottles are a step in our journey towards a more sustainable business.
The Baileys Minis paper-based bottles are made with a dry
moulded fibre bottle which is 90% paper, with a thin plastic liner and a foil seal.
The development work behind these bottles is the result of
strong collaboration across our Diageo teams worldwide,
along with the help of valued external partners. This is further evidence of our dedication to progressing towards our
ambition to accelerate to a low-carbon world.

Monitoring performance and progress

Reported measures

Net sales growth (%)	Operating profit growth (%)	Basic earnings per share (cents)

Definition
Sales growth after deducting excise duties.	Operating profit growth, including exceptional operating items.	Profit attributable to equity shareholders of the parent company, divided by the weighted average number of shares in issue.

Non-GAAP measures

Organic net sales growth (%)(1)	Organic operating profit growth (%)(1)	Earnings per share before exceptional items (cents)(1)
(0.6)%	(4.8)%	179.6

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

Performance
Reported net sales declined 1.4% due to
an unfavourable foreign exchange
impact, organic net sales decline and a
negative impact from acquisitions and
disposals, partially offset by
hyperinflation adjustments. Organic net
sales declined 0.6%. Positive price/mix
of 2.9pps was more than offset by a
3.5% decline in volume, primarily
driven by materially weaker
performance in LAC, driven by fast-
changing consumer sentiment and
elevated inventory levels. A weaker
consumer environment and the impact
of lapping inventory replenishment in
the prior year in North America also
contributed to the decline. Excluding
LAC, organic net sales grew 1.8%.

Reported operating profit grew 8.2%,
primarily driven by the benefit from
exceptional operating items, partially
offset by a decrease in organic
operating profit.
Organic operating profit declined 4.8%
as a result of the organic net sales
decline, primarily due to a $302 million
operating profit decline in LAC and a
$142 million operating profit decline in
North America. The decline was also
driven by an increase in investments in
strategic capabilities, including in
digital and strengthening route-to-
market, primarily in the US, and in
marketing.

Basic eps decreased 23.1 cents, mainly
driven by lower organic operating
profit, higher finance charges and
exceptional items, partially offset by
lower tax and the impact of share
buybacks.
Basic eps before exceptional items
decreased 16.9 cents.

More detail on page 44	More detail on page 44	More detail on page 46
(1) Organic net sales growth, organic operating profit growth, earnings per share before exceptional items, free cash flow and return on average invested capital are non-
GAAP measures. See definitions and reconciliation of non-GAAP measures to GAAP measures on pages 311-321.
(2) For reward purposes this measure is further adjusted for the impact of exchange rates, hyperinflation adjustment and other factors not controlled by management, to ensure focus on our underlying performance drivers.

Reported measures

Net cash from operating activities ($ million)	Return on closing invested capital (%)	Remuneration
Some KPIs are used as a measure
in the incentive plan for the
remuneration of executives. See our
Directors’ remuneration report
from page 192 for more detail.

KPI: Key Performance Indicator

Definition
Net cash from operating activities comprises the net cash flow from operating activities as disclosed on the face of the consolidated statement of cash flows.	Profit for the year divided by net assets at the end of the financial year.

Non-GAAP measures

Free cash flow ($ million)(1),(2)	Return on average invested capital (ROIC) (%)	Total shareholder return (TSR) (%)
2,609	15.8%	(24)%

Definition

Free cash flow comprises the net cash
flow from operating activities aggregated
with the net cash expenditure paid for
property, plant and equipment, and
computer software. Definition of free cash
flow has been redefined, see more details
on page 46.

Profit before finance charges and exceptional
items attributable to equity shareholders
divided by average invested capital. Invested
capital comprises net assets excluding net post-
employment benefit assets/liabilities, net
borrowings and non-controlling interests.
Definition of return on average capital
employed has been redefined, see more details
on page 47.
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
Over time, ROIC reflects consistent value
creation, as the returns Diageo generates from
its asset base are both reinvested in the business
and used to generate returns for investors
through dividends and return of capital
programmes.

Diageo’s Directors have a fiduciary
responsibility to maximise long-term
value for shareholders. TSR measures
consistent value creation as it reflects the
returns Diageo has delivered to investors
in the year and over time. We also
monitor our relative TSR performance
against our peers.

Performance

Net cash from operating activities was
$4,105 million, an increase of $469
million compared to fiscal 23. Free
cash flow grew by $374 million to
$2,609 million.
Free cash flow growth was driven by
strong working capital management and
the positive impact of lapping one-off
cash tax payments in the prior year.
These favourable factors more than
offset the negative impacts of lower
operating profit and increased interest
payments, attributable to the current
higher interest rate environment. The
increase in capital expenditure (capex)
demonstrates our commitment to
investing in the business for long-term
sustainable growth.

ROIC decreased 255bps, mainly driven by
lower operating profit, increased capex,
maturing stock investment and continued
portfolio optimisation through acquisitions
and disposals. The decline was slightly
offset by lower tax.
TSR was down 24% over the past 12 months driven by the lower year-on- year share price.

More detail on page 46	More detail on page 47

Non-financial performance

Positive drinking	Employee Engagement Index	Inclusion and diversity

81%

Number of people educated on the dangers of underage drinking through a Diageo supported education programme	2.2m
(2023: 1.9m)
Total to date:
5.9m(1)

Percentage of female leaders globally	44%
(2023: 44%)
Percentage of ethnically diverse leaders globally	46%
(2023: 43%)

Definition
Number of people educated on the dangers of underage drinking through a Diageo supported education programme.	Measured through our Your Voice survey; includes metrics for employee satisfaction, advocacy and pride.(3)	The percentage of women and the percentage of ethnically diverse individuals who are in Diageo leadership roles.
Why we measure
We want to change the way the world
drinks for the better by promoting
moderation and addressing the harmful
use of alcohol. We build credibility and
trust by transparently reporting the total
number of people educated on the
dangers of underage drinking. This
figure also demonstrates our
commitment to engaging people on the
dangers of harmful alcohol use.

Employee Engagement releases the full
potential of our people and our business, and
it’s a key enabler to our performance. The
survey allows us to measure the extent to
which employees believe we are living our
values and is a measure of our culture.
Reflecting on the results of our employee
engagement level and taking action where
needed each year helps us build credibility
and trust with our people.

Nurturing an inclusive and diverse culture
drives commercial performance and is the
right thing to do. Transparently reporting the
gender and ethnic diversity of our leadership
cohort reflects our commitment to consistent
value creation through our diverse workforce,
building credibility and trust with our
stakeholders and engaging with our people on
inclusion and diversity.

Performance
We delivered a significant increase in our reach, particularly for the LAC region. Globally, we educated 2.2m young people about the dangers of underage drinking.
This year 89% of our people completed our
Your Voice survey. 81% were identified as
engaged. 89% declared themselves proud to
work for Diageo, 81% would recommend
Diageo as a great place to work and 74%
were extremely satisfied with Diageo as a
place to work.
This year, 44% of our leadership roles were held by women, the same percentage as last year, and 46% of our leaders were ethnically diverse, compared with 43% last year.

More detail on page 100	More detail on page 105	More detail on pages 110-111
(1) (The baseline year for our ‘Spirit of Progress’ goals is 2020 unless otherwise stated. For our target to educate 10 million young people, parents and teachers on the dangers of underage drinking the baseline year is 2018.
(2)  Because of the Covid-19 pandemic, in 2020 we did not run a full Your Voice survey. Instead we used a pulse survey tool to listen to employees’ feedback and learn from their experiences of working during the pandemic. We therefore do not have a comparable employee engagement metric for 2020.
(3)  In 2021, we updated the way we measure employee engagement in our Your Voice survey to bring it in line with standard practice.

Non-financial performance

Water efficiency(4)	Scope 1 and 2 greenhouse gas emissions(4)
Change vs baseline year	Change vs baseline year
(15.6)%	(23.8)%

Definition
Percentage change in water efficiency across the company compared to fiscal 20 baseline. Refer to page 334 for how this metric is measured.	Percentage change in total direct and indirect greenhouse gas emissions (market/net based) compared to fiscal 20 baseline.
Why we measure

Our water efficiency programme is critical to
helping us to address water security,
particularly in water-stressed areas. In
addition to preserving our licence to operate,
minimising water use within our own
operations underpins our commitment to
delivering long-term value by future-proofing
our business against the impacts of a
changing climate. It also helps to ensure this
precious resource can continue to be shared
with the communities we live and work
amongst.

Mitigating our impact on climate change is a
business imperative. Reporting in detail on
our efforts to reduce Scope 1 and 2
greenhouse gas emissions, even when it is
challenging to do so, demonstrates our
commitment to reducing our contribution to
global warming and helps build credibility
and trust. This is an important area for our
business and external stakeholders,
supporting our commitment to consistent
value creation by future-proofing our
business.

Performance

This year, our water efficiency across the
company improved in total by 15.6% since
our fiscal 20 baseline. The main drivers
contributing to the strong performance in
fiscal 24 were the continuous improvement
initiatives in the water recovery plants at our
East Africa sites and the optimisation of the
reverse osmosis plant at our Cameronbridge
site.

Our Scope 1 and 2 greenhouse gas emissions
reduced in total by 23.8% from our fiscal 20
baseline. The main drivers contributing to the
lower emissions are the increased use of on-
site bioenergy (biomass, biogas and biofuel)
across Africa, scotch and tequila markets and
additional renewable electricity use,
particularly in North America.

More detail on page 121-124	More detail on page 125-128
(4)  In accordance with Diageo’s environmental reporting methodologies and, where relevant, WRI/WBCSD GHG Protocol; data for 2019, the baseline year 2020 and for the intervening period up to the end of last financial year has been restated where relevant.

Operating results 2024 compared with 2023
Chief Financial Officer’s introduction
'After three years of strong topline growth, the industry, as well as Diageo’s financial performance, was challenged in fiscal 24. This was driven by the uncertain global consumer environment across many of our markets. Organic net sales were down 0.6% driven by a volume decline and primarily attributable to weak performance in LAC, which was impacted by weaker consumer demand and higher than expected inventory levels in the first half of the fiscal year. Organic operating margin declined 56bps excluding LAC and was driven by continued investment in the business through overheads and A&P.'
In these times of an uncertain consumer environment, we have focused on what we can control to continue to invest in our future. We have focused on driving productivity, smart price mix and cash. I’m pleased to say we have increased our annual productivity and delivered nearly $700 million in savings in fiscal 24 with the highest-ever contribution from cost of goods and supply initiatives.
And with this, we have comfortably exceeded the delivery of our three-year commitment of $1.5 billion of productivity having delivered $1.7 billion. The supply chain agility programme which was set up at the beginning of fiscal 22 has also contributed to this year’s productivity and is expected to continue to deliver incremental savings over the coming years even as we continue to invest in the business, including in overheads and in A&P.
We have also continued our disciplined conversion of profit into cash and delivered free cash flow of $2.6 billion. We have driven this by significantly stepping up our capabilities in managing both accounts payable and inventory with more discipline.
We remain a progressive dividend payer, increasing our dividend 5% in fiscal 24 as well as completing a new share buyback programme up to $1 billion. Our leverage ratio was 3.0x as of 30 June 2024, and we remain committed to our leverage ratio and our disciplined approach to capital allocation.
Our brands and portfolio, as well as our ability to lead and shape consumer trends, operational excellence and talented workforce give me confidence that we can navigate temporary volatility and uncertainty, while continuing to drive sustainable long-term growth and deliver shareholder value. With this being my last full fiscal year at Diageo, I am proud of our accomplishments over the last few years. I am confident that Diageo will build on its foundation and remains on track to be one of the best performing, most trusted and respected consumer products companies in the world.

Reported net sales growth	Net cash from operating activities
(1)%	$4,105m
Organic net sales growth(1)	Free cash flow(1)
(1)%	$2,609m
Reported operating profit growth	Return on closing invested capital
8%	34.5%
Organic operating profit growth(1)	Return on average invested capital(1)
(5)%	15.8%
Basic earnings per share	Total shareholder return
173.2c	(24)%
Earnings per share before exceptional items(1)
179.6c
(1) Organic net sales growth, organic operating profit growth, earnings per share before exceptional items, free cash flow and return on average invested capital are non-
GAAP measures. See definitions and reconciliation of non-GAAP measures to GAAP measures on pages 311-321.
Business review

Key performance indicators
Net sales ($ million)
Reported net sales declined 1.4%
Organic net sales declined 0.6%
Reported net sales declined 1.4%, due to an unfavourable foreign exchange impact, organic net sales decline and a negative impact from acquisitions and disposals, partially offset by hyperinflation adjustments.
Organic net sales declined 0.6%. Positive price/mix of 2.9pps was more than offset by a 3.5% decline in volume, primarily driven by materially weaker performance in LAC, driven by fast-changing consumer sentiment and elevated inventory levels. A weaker consumer environment and the impact of lapping inventory replenishment in the prior year in North America also contributed to the decline. Excluding LAC, organic net sales grew 1.8%.
                                                                                                          Organic movement

(1)See pages 238-240 for an explanation under Accounting information and policies.
(2)Exchange rate movements reflect the adjustment to recalculate the reported results as if they had been generated at the prior period weighted average exchange rates.
(3)See pages 239-240 and 312-314 for details on hyperinflation adjustments.
Operating profit ($ million)
Reported operating profit grew 8.2%
Organic operating profit declined 4.8%
Reported operating profit grew 8.2%, primarily driven by the benefit from exceptional operating items, partially offset by a decrease in organic operating profit.
Organic operating profit declined 4.8% as a result of the organic net sales decline, primarily due to a $302 million operating profit decline in LAC and a $142 million operating profit decline in North America. The decline was also driven by an increase in investments in strategic capabilities, including in digital and strengthening route-to-market, primarily in the US, and in marketing.
(1)See page 238-240 for an explanation under Accounting information and policies.
(2)  For further details on exceptional items see page 64.
(3)Fair value remeasurements. For further details see page 64.
(4)See pages 239-240 and 312-314 for details on hyperinflation adjustments.
Business review (continued)

Operating margin (%)
Reported operating margin expanded by 262bps
Organic operating margin declined by 130 bps
Reported operating margin expanded by 262bps, primarily due to the positive impact of exceptional operating items partially offset by a decline in organic operating margin.
Organic operating margin declined by 130bps, primarily due to weak performance in LAC and a cautious consumer environment in the US. The decline was also driven by continued investment in the business, primarily in overheads and marketing, partially offset by positive gross margin. Excluding LAC, organic operating margin declined by 56bps and gross margin grew 17bps, driven by price increases and productivity which offset the impact of cost inflation.
                                        Organic movement
                                        (130)bps

(1)See pages 238-240 for an explanation under Accounting information and policies.
(2)For further details on exceptional operating items see pages 64 and 246-250.
(3)Fair value remeasurements and hyperinflation adjustments. For further details on fair value remeasurements see page 64. See pages 239-240 and 312-314 for details on hyperinflation adjustments.
Business review (continued)

Basic earnings per share (cents)
Basic eps decreased 11.8% from 196.3 cents to 173.2 cents
Basic eps before exceptional items(1) decreased 8.6% from 196.5 cents to 179.6 cents
Basic eps decreased 23.1 cents, mainly driven by lower organic operating profit, higher finance charges and exceptional items, partially offset by lower tax and the impact of share buybacks.
Basic eps before exceptional items decreased 16.9 cents.
(i
(1)See pages 311-321 for an explanation of the calculation and use of non-GAAP measures.
(2)See pages 238-240 for an explanation under Accounting information and policies.
(3)For further details on exceptional items see pages 64 and 246-250.
(4)Includes finance charges net of tax.
(5)Excludes finance charges related to acquisitions, disposals, share buybacks and includes finance charges related to hyperinflation adjustments.
(6)Excludes tax related to acquisitions, disposals and share buybacks.
(7)Fair value remeasurements. For further details see page 64.
Net cash from operating activities and free cash flow(1) ($ million)
Generated $4,105 million net cash from operating activities(2) and $2,609 million free cash flow
Net cash from operating activities was $4,105 million, an increase of $469 million compared to fiscal 23. Free cash flow grew by $374 million to $2,609 million.
Free cash flow growth was driven by strong working capital management and the positive impact of lapping one-off cash tax payments in the prior year. These favourable factors more than offset the negative impacts of lower operating profit and increased interest payments, attributable to the current higher interest rate environment. The increase in capital expenditure (capex) demonstrates our commitment to investing in the business for long-term sustainable growth.

(1)Definition of free cash flow has been redefined, see more details on page 316.
(2)Net cash from operating activities excludes net capex (2024 – $(1,496) million; 2023 – $(1,401) million).
(3) See pages 238-240 for an explanation under Accounting information and policies.
(4)Exchange on operating profit before exceptional items.
(5)Operating profit excludes exchange, depreciation and amortisation, post-employment charges of $11 million and other non-cash items.
(6)Working capital movement includes maturing inventory.
(7)Other items include dividends received from associates and joint ventures and other investments and post-employment payments.
Business review (continued)

Return on average invested capital (%)(1)(2)
ROIC decreased 255bps
ROIC decreased 255bps, mainly driven by lower operating profit, increased capex, maturing stock investment and continued portfolio optimisation through acquisitions and disposals. The decline was slightly offset by lower tax.
(1) ROIC calculation excludes exceptional operating items from operating profit. For further details on ROIC see pages 318.
(2) Definition of return on average invested capital has been redefined, see more details on pages 318.
Business review (continued)

Our global reach
Our regional profile maximises the opportunity for growth in our sector. Where our products are sold each market is accountable for its own performance and driving growth.
% share of reported net sales by region(1)(2)

North America
39%
US Spirits
Diageo Beer Company (DBC) USA
Canada
Other (Principally Travel Retail)
Latin America and Caribbean
9%
Brazil
Mexico
CCA (Central America and Caribbean
Andean
South LAC
Other (principally Travel Retail)
Europe
24%
Great Britain
Southern Europe
Northern Europe
Ireland
Türkiye
Eastern Europe
Other (Principally Travel Retail)
Africa
9%
East Africa
Africa Regional Markets (ARM)
Nigeria
South Africa
Other (principally Travel Retail)
Asia Pacific
19%
India
Greater China
Australia
South East Asia
North Asia
Other (principally Travel Retail Asia and Middle East)

(1)  The above map is intended to illustrate general geographic regions where Diageo has a presence and/or in which its products are sold. It is not intended to imply that Diageo has a
presence in and/or that its products are sold in every country or territory within a geographic region.
(2)  Based on reported net sales for the year ended 30 June 2024. Does not include corporate net sales of $123 million (2023 – $104 million).

Fiscal 24	North America	Europe	Asia Pacific	Latin America and Caribbean	Africa
Volume (EU million )	50.1	51.3	74.9	22.1	32.1
Reported net sales(1) ($ million)	7,908	4,804	3,817	1,839	1,778
Reported operating profit(2) ($ million)	3,039	1,257	1,438	502	131
Operating profit before exceptional items(3) ($ million)	3,236	1,379	1,063	502	131
Water efficiency, percentage change compared to fiscal 20 baseline	2%	(12)%	(38)%	4%	(25)%
Percentage change in total direct and indirect greenhouse gas emissions (market/net based) compared to fiscal 20 baseline	(32)%	18%	(75)%	(59)%	(43)%
Average number of employees(4)	3,144	10,524	8,763	4,437	3,499
(1) Excluding corporate net sales of $123 million (2023 – $104 million).
(2)  Excluding net corporate operating costs of $366 million (2023 – $(397) million).
(3)  Excluding exceptional operating charges of $56 million (2023 – $(766) million) and net corporate operating costs of $366 million (2023 – $(397) million)
(4)  Employees have been allocated to the region where they live.
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
The major facilities owned by Diageo with locations, principal activities, and products are presented in the table below as at 30 June
2024.

Location	Principal activities	Products
United Kingdom	distilling, bottling, warehousing, coopering	beer, scotch, gin, vodka, rum, ready to drink, non- alcoholic
Ireland	distilling, brewing, bottling, warehousing	beer, liqueur, Irish whiskey, non-alcoholic
Italy	distilling, bottling, warehousing	vodka, rum, ready to drink, non-alcoholic
Türkiye	distilling, bottling, warehousing	raki, vodka, gin, liqueur, wine
North America	distilling, bottling, warehousing	vodka, gin, rum, Canadian whisky, US whiskey, ready to drink
Brazil	distilling, bottling, warehousing	cachaça, vodka, ready to drink
Mexico	distilling, bottling, warehousing	tequila
East Africa	distilling, brewing, bottling, warehousing	beer, rum, vodka, gin, whisky, brandy, liqueur, ready to drink, bottled in East Africa (scotch)
Nigeria	distilling, brewing, bottling, warehousing	beer, rum, vodka, gin, ready to drink
South Africa	distilling, bottling, warehousing	rum, vodka, gin
ARM	distilling, brewing, bottling, warehousing	beer, vodka, gin, ready to drink
India	distilling, bottling, warehousing	rum, vodka, Indian whisky, gin, brandy, bottled in India (scotch)
Australia	distilling, bottling, warehousing	rum, vodka, gin, ready to drink
Greater China	distilling, warehousing	Chinese whisky, Chinese white spirits
For more details about our capital investments please see page 344.
Our route to consumer
We have five different route to consumer models across our business. Most of the regions employ four of the five high level models defined below; however, how each model operates in certain countries will vary, as will the percentage of net sales delivered through the respective models in each market.
Wholesalers and Distributors
Diageo sells to a wholesaler or distributor who also sells a range of other brands and categories directly to end outlets where consumers can purchase our brands. Where required, this model may include a government control board (or similar), such as in certain states in the US and provinces and territories in Canada.
Modern Trade
Diageo sells directly to a customer who owns and manages retail outlets, who then in turn sells to consumers via their outlets.
eMarketplace
Diageo sells to a third-party digital marketplace customer where that customer sells to B2B customers and consumers.
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
Business review (continued)

North America
North America (NAM) net sales performance was negatively impacted by a cautious US consumer environment while share performance improved consistently through the year driven by focused execution.
•Diageo NAM performance was impacted by US Spirits due to a cautious consumer environment, retailer inventory adjustments and the lapping of inventory replenishment in the prior year. Against this backdrop, Diageo held share of US TBA in fiscal 24 and delivered share gains in the second half compared to the first half, supported by innovation, focused investment, primarily in Don
Julio and Crown Royal, and improved execution.
•Reported net sales declined 2%, due to weaker organic net sales performance.
•Organic net sales declined 3%, due to lower sales in US Spirits and Canada, partially offset by growth in Diageo Beer Company
(DBC USA).
•Price/mix grew 2pps and was more than offset by a 4% decline in volume.
•US Spirits net sales declined 3%, driven by a volume decline of 5%. Depletion growth was approximately one percentage point ahead of shipment growth, with some variations across brands. Overall inventory levels at distributors at the end of fiscal 24 remained in line with historical levels.
•DBC USA net sales grew 3%, reflecting strong growth in Guinness, Smirnoff flavoured malt beverages, and the launch of  Captain
Morgan Sliced Apple.
•Organic operating margin declined 79bps, primarily due to an increase in overhead costs in support of strategic initiatives and marketing investments, partially offset by improvements in gross margin. Gross margin improvement was driven by productivity savings which more than offset an adverse impact from mix and inflation.
•Marketing investment declined 1%, but increased as a percentage of net sales. Investment was focused in Don Julio and other key brands, while maintaining focus on marketing efficiencies.
US Spirits highlights(1):
•Tequila net sales declined 5%, largely due to a 22% decline in Casamigos attributable to lower consumer demand and the impact of lapping inventory replenishments in the prior year following supply shortages. As a result, Casamigos depletions were ahead of shipments with a 9% decline. Don Julio net sales increased 12%, despite lapping the impact of inventory replenishments in the prior year. Supported by strong execution, depletions grew 21%, significantly ahead of shipments, and was led primarily by Don
Julio Reposado. Diageo's tequila portfolio grew share of the spirits industry in fiscal 24, with acceleration in the second half, led by
Don Julio.
•Crown Royal whisky net sales declined 1%, primarily due to Crown Royal Deluxe and Crown Royal Peach, mostly offset by the successful launch of Crown Royal Blackberry. Crown Royal held share for the full year and gained share of the spirits industry in the second half of the fiscal year.
•Vodka net sales declined 8%, reflecting weakness in the category. Cîroc net sales declined 28%, partially offset by the launch of
Cîroc Limonata, which recruited consumers and gained category share. Smirnoff net sales declined 3%, primarily driven by
Smirnoff No.21. While Ketel One net sales declined 5%, primarily driven by Ketel One Botanicals, Ketel One grew share of the vodka category supported by our 'Made to Cocktail' campaign.
•Johnnie Walker net sales declined 10%, due to continued normalisation of demand for luxury variant Johnnie Walker Blue Label and lower demand for Johnnie Walker Red Label. The trademark continues to outperform the scotch category and held share of the spirits industry, driven by strong performance in Johnnie Walker Black Label.
•Captain Morgan net sales declined 6%, primarily due to Captain Morgan Original Spiced as consumers shifted into other spirits categories. Captain Morgan lost both category and spirits industry share.
•Bulleit whiskey net sales increased 12%, significantly ahead of depletions growth as inventory levels continue to normalise. Bulleit held share of the spirits industry.
•Buchanan's net sales increased 3%, primarily driven by continued momentum in Buchanan’s Pineapple which recruited new consumers. Buchanan's trademark gained share of the spirits industry.
•Spirits-based cocktails(2) net sales increased 15%, driven by the successful launches of the Cocktail Collection and Smirnoff
Smash, which both gained share of category and the spirits industry. The Cocktail Collection consists of Ketel One Espresso
Martini, Ketel One Cosmopolitan, Astral Margarita and Tanqueray Negroni.
(1)Spirits brands and categories excluding cocktails, which includes ready to drink, ready-to-serve and non-alcoholic variants, except where noted.
(2)  Spirits-based cocktails includes ready to serve and ready to drink variants.
Business review (continued)

Key financials ($ million): North America

	2023 re-presented(1)	Exchange	Acquisitions and disposals	Organic movement	Other(2)	2024	Reported movement %
Net sales	8,109	3	2	(206)	—	7,908	(2)
Marketing	1,631	1	5	(10)	—	1,627	—
Operating profit before exceptional items	3,222	160	(10)	(142)	6	3,236	—
Exceptional operating items(3)	(118)					(197)
Operating profit	3,104					3,039	(2)

	Organic volume movement	Reported volume movement	Organic net sales movement	Reported net sales movement
Markets and categories:	%	%	%	%
North America(4)	(4)	(4)	(3)	(2)

US Spirits(4)	(5)	(4)	(3)	(3)
DBC USA(5)	1	1	3	3
Canada	(5)	(4)	(2)	(3)

Spirits(4)	(5)	(5)	(4)	(4)
Beer	3	3	5	5
Ready to drink	(8)	(8)	(3)	(3)

Key brands(6):
		Organic volume movement(7)	Organic net sales movement	Reported net sales movement
		%	%	%
Crown Royal		—	(1)	(1)
Don Julio		19	11	11
Casamigos(8)		(16)	(21)	(22)
Smirnoff		(5)	(2)	(2)
Johnnie Walker		(7)	(10)	(10)
Captain Morgan		(10)	(6)	(6)
Guinness		3	6	6
Ketel One(9)		(4)	(5)	(5)
Baileys		(2)	—	—
Bulleit whiskey(10)		6	12	12
Buchanan's		8	3	3

North America contributed	North America organic net sales declined
39% of Diageo reported net sales in fiscal 24	3% in fiscal 24

Reported net sales by market (%)

US Spirits
DBC USA
Canada
Other (principally Travel Retail)

Reported net sales by category (%)
(1) See pages 238-240 for an explanation under Accounting information and policies.
(2)Fair value remeasurements. For further details see page 64.
(3)For further details on exceptional operating items see pages 246-250.
(4)Reported volume movement includes impacts from acquisitions and/or disposals. For further details see page 311-321.
(5)Certain spirits-based ready to drink products in certain states are distributed through DBC USA and those net sales are captured within DBC USA.
(6)Spirits brands excluding cocktails, which includes ready to drink, ready- to-serve and non-alcoholic variants.
(7)Organic equals reported volume movement.
(8)Casamigos trademark includes both tequila and mezcal.
(9)Ketel One includes Ketel One vodka and Ketel One Botanicals.
(10)Bulleit whiskey excludes Bulleit Crafted Cocktails.
Business review (continued)

Europe
Resilient net sales growth with continued strong momentum in Guinness.
•Diageo Europe delivered strong performance with market share growth across most European markets despite persistent cost inflation and lower consumer confidence.
•Reported net sales grew 12%, primarily driven by a hyperinflation adjustment(1) related to Türkiye and organic growth.
•Organic net sales grew 3%, driven by double-digit growth in Türkiye and mid single-digit growth in Great Britain and Ireland, partially offset by declines, primarily in Northern and Eastern Europe. Excluding the impact of lapping the sales of inventories from the previously announced winding down of operations in Russia in fiscal 23, overall organic net sales for the region grew 4%.
•Price/mix grew 4pps, driven by price increases across most markets, with Guinness growth driving particularly strong price/mix in
Great Britain and Ireland.
•Spirits net sales declined 1%, primarily due to softness in the spirits category despite improved market share performance through fiscal 24, and the impact of lapping final sales of inventories in Russia. Strong growth in raki and Baileys was more than offset by declines in scotch, gin, and rum. Excluding the effect of lapping final sales of inventories in Russia, spirits organic net sales grew
1%.
•Beer net sales grew 18%, primarily driven by Guinness. Double-digit volume and price/mix in Guinness were driven by share gains in Ireland and Great Britain, supported by strong marketing and innovation. Guinness 0.0 net sales and volume more than doubled in fiscal 24.
•Organic operating margin declined by 121bps. Strategic price increases more than offset the impact of cost inflation. Margin decline reflects increased marketing investment as well as investments in strategic commercial initiatives. Excluding the impact of lapping the profit from sales of inventories in Russia in fiscal 23, operating margin declined by 85bps.
•Marketing investment increased 4%, primarily driven by investment in tequila, beer and Johnnie Walker.
Market highlights:
•Great Britain net sales grew 5%, primarily driven by strong performance in Guinness, which gained share in both the on-trade and off-trade. Share gains were driven by continued recruitment through strong brand building and new occasions, supported by
Guinness 0.0 and Nitrosurge innovations.
•Southern Europe net sales were 2% lower, mainly due to scotch, rum and gin, reflecting category decline. This was in spite of the majority of the markets within Southern Europe gaining share, driven by the continued momentum in Johnnie Walker.
•Northern Europe net sales declined 4%, due to macroeconomic pressures impacting higher price point segments in scotch, gin and vodka. The decline was partially offset by double-digit growth in Johnnie Walker Red Label, as consumers shifted into the standard price tier. Market share of spirits declined, primarily driven by ready to drink (RTD) cocktails as a result of increased competitive activity.
•Ireland net sales grew 7%, primarily driven by double-digit growth in Guinness. Strong share gains in the on-trade were driven by effective brand building and the roll-out of Guinness 0.0 draught, now in more than 1,500 on-trade outlets.
•Eastern Europe net sales declined 7%, primarily driven by lapping the final sales of inventories in Russia in the first half of the prior year. Excluding Russia, net sales grew 8% driven by strong performance in Guinness and scotch.
•Türkiye net sales grew 31% with volume growth of 4%, primarily reflecting the impact of price increases in response to inflation and increased excise duties. Net sales growth was mostly driven by strong performance in raki and Johnnie Walker, with share gains in whisky.
Key financials ($ million): Europe

	2023 re-presented(2)	Exchange	Reclassification	Acquisitions and disposals	Organic movement	Other(3)	Hyperinflation(1)	2024	Reported movement %
Net sales	4,303	(3)	62	26	124	—	292	4,804	12
Marketing	765	18	1	22	34	—	33	873	14
Operating profit before exceptional items	1,312	24	47	3	(15)	(3)	11	1,379	5
Exceptional operating items(4)	(12)							(122)
Operating profit	1,300							1,257	(6)
(1)See pages 312-314 for details on hyperinflation adjustments.
(2)  See pages 238-240 for an explanation under Accounting information and policies.
(3)  Fair value remeasurements. For further details see page 64.
(4)For further details on exceptional items see pages 64 and 246-250.
Business review (continued)

Markets and categories:	Organic volume movement %	Reported volume movement %	Organic net sales movement %	Reported net sales movement %
Europe(1)	(1)	—	3	12

Great Britain(1)	(1)	—	5	10
Southern Europe(1)	(2)	(8)	(2)	—
Northern Europe(1)	(3)	(2)	(4)	—
Ireland(1)	(2)	(1)	7	11
Türkiye(1)	4	4	31	59
Eastern Europe(1)	(6)	(5)	(7)	(3)

Spirits(1)	(2)	(1)	(1)	9
Beer	8	8	18	23
Ready to drink(1)	(9)	(9)	(5)	(3)

Key brands(2):
		Organic volume movement(3) %	Organic net sales movement %	Reported net sales movement %
Guinness		11	22	27
Johnnie Walker		5	3	21
Baileys		5	6	10
Smirnoff		(2)	—	5
Captain Morgan		(5)	(5)	—
Gordon's		(9)	(8)	(1)
Tanqueray		(8)	(9)	(4)
JεB		(3)	(6)	3

Europe contributed	Europe organic net sales grew
24% of Diageo reported net sales in fiscal 24	3% in fiscal 24

Reported net sales by market (%)

Great Britain
Southern Europe
Northern Europe
Ireland
Türkiye
Eastern Europe
Other (principally Travel Retail)

Reported net sales by category (%)
(1)Reported volume movement includes impacts from acquisitions and/or disposals. For further details see page 311-315.
(2)Spirits brands excluding ready to drink and non-alcoholic variants.
(3)Organic equals reported volume movement except for Johnnie Walker (11)%, Gordon's (8)% and JεB (2)%.
Business review (continued)

Asia Pacific
Asia Pacific delivered organic net sales, volume and operating margin growth in challenging macroeconomic conditions whilst increasing investment in the region.
•Reported net sales declined 1%, driven by the negative impact of foreign exchange and the disposal of Windsor, which was partially offset by organic sales growth.
•Organic net sales grew 4%, driven by strong growth of Chinese white spirits in Greater China, and other whisky and scotch in
India, partially offset by declines in South East Asia and Australia.
•Price/mix grew 4pps, driven by continued premiumisation and pricing within whisky in India and strong growth in Chinese white spirits.
•Spirits net sales grew 6%, driven by strong performance in Greater China and India. Tequila delivered double-digit sales growth, albeit on a smaller base, with particularly strong growth in Travel Retail and India, and also grew market share across most of the region.
•Organic operating margin increased by 35bps, driven by positive mix, attributable to growth of Chinese white spirits in Greater
China and favourable product mix in India.
•Marketing investment grew 2%, with focused investment in Don Julio across the region supporting the global launch of tequila,
Chinese white spirits in Greater China, and in innovation supporting the launch of Johnnie Walker Blonde and in Johnnie Walker
Blue Label Xordinaire in Travel Retail.
Market highlights:
•India net sales grew 8%, driven by double-digit growth in other whisky and scotch, supported by price/mix from continued
premiumisation and price increases, driven primarily by Prestige and Above business segments. Whisky growth was driven by
McDowell’s and Royal Challenge, and scotch growth was driven by Black & White and Johnnie Walker Blonde. Black & White
was one of the fastest-growing scotch brands in the market and drove recruitment into the category.
•Greater China net sales grew 12%, primarily driven by strong growth in Chinese white spirits, partially offset by a decline in scotch. Despite the challenging macroeconomic conditions, Chinese white spirits delivered strong double-digit growth, lapping a double-digit decline in the prior year and with restocking of inventory in the first half of the fiscal year. While scotch performance was impacted by downtrading to lower-priced segments, focused execution and investment drove an improvement in category share within international spirits.
•Australia net sales declined 8% primarily due to RTDs, attributable to increased competitive activity. This also led to the market losing share in fiscal 24.
•South East Asia net sales declined 8%, reflecting the impact of lapping double-digit growth in the prior year and a double-digit decline in Vietnam, most notably in Johnnie Walker. That was partially offset by the strong performance of The Singleton across most of the market.
•Travel Retail Asia and Middle East net sales grew 10%, primarily driven by Johnnie Walker Blue Label Xordinaire and Don Julio
1942. Tequila delivered strong share growth supported by focused execution with increased portfolio and brand distribution across the market.
•North Asia (Korea and Japan) net sales increased by 3%, however market share declined in the fiscal year, primarily in Korea. Net sales growth was driven by super-premium-plus scotch, led by Johnnie Walker Blue Label, which delivered strong double-digit growth supported by targeted investment, and the launch of Johnnie Walker Blonde in Korea, which supported recruitment into whisky.
Key financials ($ million): Asia Pacific

	2023 re-presented(1)	Exchange	Reclassification	Acquisitions and disposals	Organic movement	2024	Reported movement %
Net sales	3,841	(30)	(62)	(96)	164	3,817	(1)
Marketing	655	(11)	(1)	(8)	16	651	(1)
Operating profit before exceptional items	1,104	(29)	(47)	(25)	60	1,063	(4)
Exceptional operating items(2)	(581)					375
Operating profit	523					1,438	175
(1)See pages 238-240 for an explanation under Accounting information and policies.
(2)  For further details on exceptional items see pages 246-250.
Business review (continued)

Markets and categories:	Organic volume movement %	Reported volume movement %	Organic net sales movement %	Reported net sales movement %
Asia Pacific(1)	1	(7)	4	(1)

India(1)	2	(7)	8	3
Greater China	14	15	12	8
Australia	(7)	(6)	(8)	(9)
South East Asia(1)	(9)	(8)	(8)	(4)
Travel Retail Asia and Middle East	—	(28)	10	(3)
North Asia	(12)	(13)	3	(17)

Spirits(1)	1	(7)	6	1
Beer	(2)	(3)	4	2
Ready to drink	(16)	(16)	(14)	(16)

Key brands(2):
		Organic volume movement(3)	Organic net sales movement	Reported net sales movement
		%	%	%
Johnnie Walker		(4)	1	—
Shui Jing Fang(4)		32	27	23
McDowell's		(2)	4	2
The Singleton		14	12	10
Royal Challenge		11	16	14
Guinness		(2)	4	2
Black & White		20	24	21
Smirnoff		1	(1)	(6)

Asia Pacific contributed	Asia Pacific organic net sales grew
19% of Diageo reported net sales of fiscal 24	4% in fiscal 24

Reported net sales by market (%)

India
Greater China
Australia
South East Asia
North Asia
Other (principally Travel Retail Asia and Middle East)

Reported net sales by category (%)
(1)Reported volume movement includes impacts from acquisitions and/or disposals. For further details see page 311-315.
(2)Spirits brands excluding ready to drink and non-alcoholic variants.
(3)  Organic equals reported volume movement except for Johnnie Walker (10)%, Smirnoff (1)%, Guinness (3)% and Black & White (19)%.
(4)Growth figures represent total Chinese white spirits of which Shui Jing Fang is the principal brand.
Business review (continued)

Latin America and Caribbean
Latin America & Caribbean performance was impacted by a reduction of elevated inventory to more appropriate levels for the current consumer environment, which remains challenging.
•Diageo LAC performance was materially weaker driven by fast-changing consumer sentiment in the prior year which resulted in elevated inventory levels and subsequent adjustments by wholesalers and customers in the fiscal year. While the consumer environment remains challenging in Brazil, Central America and Caribbean and South LAC, some stabilisation of consumer demand in the second half of fiscal 24 resulted in share gains. However, a highly competitive environment and consumer downtrading are contributing to a persistently challenging environment in Mexico.
•Reported net sales declined 15%, reflecting weaker organic performance, partially offset by a favourable impact from foreign exchange.
•Organic net sales declined 21%, driven by soft demand for the international premium spirits category across the region, reduction of high levels of inventory to more appropriate levels for current consumer demand and lapping strong double-digit growth.
•Price/mix declined 6pps, reflecting downtrading and increased trade investment to manage inventory towards appropriate levels for the current consumer environment.
•Spirits net sales declined 23%, primarily driven by scotch, particularly Buchanan’s, Johnnie Walker Black Label and Johnnie
Walker Red Label, as well as a strong double-digit decline in Don Julio in Mexico.
•Organic operating margin declined by 746 bps, primarily driven by negative mix, increased trade investment and lower operating leverage.
•Marketing investment declined 20%, in response to the rapid deterioration in the consumer environment.
Market highlights:
•Brazil net sales declined 18%, primarily due to a double-digit decline in scotch. In the second half of fiscal 24, Brazil gained share of spirits as consumer demand stabilised after a challenging start to the year.
•Mexico net sales declined 30%, primarily driven by strong double-digit declines in tequila, led by Don Julio and scotch, reflecting the double-digit decline in spirits consumer demand throughout the fiscal year. There was downtrading with consumers shifting towards local spirits and the operating environment remained highly competitive, particularly in tequila. Market share declined in fiscal 24, particularly in tequila and scotch.
•Central America and Caribbean (CCA) net sales declined 25%, primarily due to a strong double-digit decline in scotch due to increased competition from local spirits. In the second half of fiscal 24, the market gained share of spirits, supported by focused execution.
•Andean (Colombia and Venezuela) net sales declined 17%, primarily driven by scotch due to weakening consumer demand which resulted in consumers shifting towards local spirits from international spirits.
•South LAC (Argentina, Bolivia, Chile, Ecuador, Paraguay, Peru and Uruguay) net sales declined 9%, driven by scotch. Despite the challenging environment, the market delivered share gains in the second half of the fiscal year.
Key financials ($ million): Latin America and Caribbean

	2023 re-presented⁽¹⁾	Exchange	Organic movement	Other (2)	2024	Reported movement %
Net sales	2,159	118	(459)	—	1,839	(15)
Marketing	355	21	(70)	—	306	(14)
Operating profit	783	37	(302)	(17)	502	(36)
(1)See page 238-240 for an explanation under Accounting information and policies.
(2)  Fair value remeasurements. For further details see page 64.
Business review (continued)

Markets and categories:	Organic volume movement %	Reported volume movement %	Organic net sales movement %	Reported net sales movement %
Latin America and Caribbean	(16)	(16)	(21)	(15)

Brazil	(10)	(10)	(18)	(15)
Mexico	(25)	(25)	(30)	(24)
CCA	(20)	(20)	(25)	(21)
Andean	(18)	(18)	(17)	19
South LAC	(18)	(18)	(9)	(13)

Spirits	(16)	(16)	(23)	(16)
Beer	3	3	29	33
Ready to drink	—	—	(3)	(1)

Key brands(1):
		Organic volume movement(4) %	Organic net sales movement %	Reported net sales movement %
Johnnie Walker		(12)	(17)	(12)
Buchanan’s		(18)	(28)	(15)
Don Julio		(28)	(37)	(30)
Old Parr		(15)	(25)	(14)
Smirnoff		(15)	(15)	(18)
Black & White		(25)	(30)	(22)
Baileys		(20)	(14)	(9)
White Horse		(2)	(11)	(10)

Latin America and Caribbean contributed	Latin America and Caribbean organic net sales declined
9% of Diageo reported net sales in fiscal 24	21% in fiscal 24

Reported net sales by market (%)

Brazil
Mexico
CCA
Andean
South LAC
Other (principally Travel Retail)

Reported net sales by category (%)
(1)Spirits brands excluding ready to drink and non-alcoholic variants.
(2)Organic equals reported volume movement.
Business review (continued)

Africa
Africa delivered robust organic net sales growth despite ongoing macroeconomic challenges.
•Diageo Africa benefitted from price increases and delivered strong performance in a challenging macroeconomic environment with persistent inflationary markets.
•Reported net sales declined 13%, reflecting an unfavourable impact from foreign exchange, mainly due to a weakening Nigerian naira, partially offset by organic growth.
•Organic net sales grew 12%, with growth across all markets except South Africa. Growth was driven by price increases, partially offset by a 6% volume decline, primarily in spirits.
•Price/mix grew 18pps, mainly due to broad based price increases in beer and spirits across the region.
•Spirits net sales declined 2%, driven by a volume decline of 16%, which was partially offset by price increases across the region.
Tequila growth doubled, led by Don Julio, partially offsetting an 11% decline in Johnnie Walker.
•Beer net sales grew 19%, benefitting from price increases across the region and volume growth of 4%. Malta Guinness, Guinness and Senator each delivered double-digit net sales growth.
•Organic operating margin increased by 194bps, as price increases and productivity savings more than offset cost inflation.
•Marketing investment grew 16%, focused on supporting spirits premiumisation, Guinness and tequila penetration.
Market highlights:
•East Africa net sales increased 9%, lapping a softer comparator following price increases. The increase was led by growth in beer, mainly Senator, which also grew share of TBA in the fiscal year. RTDs, rum and scotch also contributed to the improvement.
•Nigeria net sales grew 31%, driven by strong price/mix supported by price increases, partially offset by a decline in volume. The market lost share in almost all categories.
•Africa Regional Markets net sales grew 6%, led by growth in beer, primarily driven by Malta Guinness and Guinness, supported by price increases. Growth in beer and RTDs was partially offset by a decline in spirits, particularly in Johnnie Walker. Strong price/mix more than offset a volume decline of 6%.
•South Africa net sales declined 11%, primarily driven by lower volume of 17%, primarily in Johnnie Walker Black Label and
Smirnoff 1818. Spirits category growth was slower than the beer category, and Diageo South Africa lost share in spirits. This was despite growth of the markets' share in the gin and tequila categories, led by Gordon’s and Don Julio.
Key financials ($ million): Africa

	2023 re- presented⁽¹⁾	Exchange	Reclassific ation	Acquisitions and disposals	Organic movement	Hyperinfla tion(2)	2024	Reported movement %
Net sales	2,039	(518)	—	—	235	22	1,778	(13)
Marketing	235	(53)	(12)	(1)	35	1	205	(13)
Operating profit before exceptional items	289	(222)		(11)	86	(11)	131	(55)
Exceptional operating items(3)	(55)						—
Operating profit	234						131	(44)
(1)See pages 238-240 for an explanation under Accounting information and policies.
(2)See pages 239-240 and 312-314 for details on hyperinflation adjustments.
(3)  For further details on exceptional operating items see pages 64 and 246-250.
Business review (continued)

	Organic volume movement	Reported volume movement	Organic net sales movement	Reported net sales movement
Markets and categories:	%	%	%	%
Africa(1)	(6)	(2)	12	(13)

East Africa	1	1	9	—
Africa Regional Markets(1)	(6)	(2)	6	(26)
Nigeria	(18)	(18)	31	(41)
South Africa	(17)	14	(11)	32

Spirits(1)	(16)	(9)	(2)	(4)
Beer(1)	4	4	19	(16)
Ready to drink(1)	2	8	35	(24)

Key brands(2):
		Organic volume movement(3)	Organic net sales movement	Reported net sales movement
		%	%	%
Guinness		(1)	16	(33)
Senator		26	29	15
Malta Guinness		(3)	44	(22)
Johnnie Walker		(19)	(11)	(19)
Tusker		(6)	—	(7)
Serengeti		(1)	4	(3)
Smirnoff		(19)	(9)	(22)

Africa contributed	Africa organic net sales grew
9% of Diageo reported net sales in fiscal 24	12% in fiscal 24

Reported net sales by market (%)

East Africa
Africa Regional Markets
Nigeria
South Africa
Other (principally Travel Retail)

Reported net sales by category (%)
(1)Reported volume movement includes impacts from acquisitions and/or disposals. For further details see pages 311-321.
(2)Spirits brands excluding ready to drink and non-alcoholic variants.
(3)Organic equals reported volume movement, except for Guinness which remained flat.
Business review (continued)

Corporate
Performance 2024
Sales and net sales
Corporate net sales principally arise from visitor centers and the global licensing of Diageo brands and trademarks. Corporate net sales were $123 million in the year ended 30 June 2024, an increase of $19 million. Net sales were favorably impacted by an organic increase of $13 million partially offset by $6 million exchange rate movement gain.
Operating costs
Corporate operating costs comprise central costs, including finance, marketing, corporate relations, human resources and legal, as well as certain information systems, facilities and employee costs that are not allocable to the geographical segments or to the Supply Chain and Procurement. Operating costs were $366 million in the year ended 30 June 2024 a decrease of $31 million compared to operating costs of $397 million in the year ended 30 June 2023. The $31 million decrease in costs in the year ended 30 June 2024 was principally a result of favourable exchange rate movements of $22 million.
Performance 2023
Sales and net sales
Corporate net sales principally arise from visitor centers and the global licensing of Diageo brands and trademarks. Corporate net sales were $104 million in the year ended 30 June 2023, an increase of $34 million. Net sales were favorably impacted by an organic increase of $44 million partially offset by $10 million exchange rate movement loss.
Operating costs
Corporate operating costs comprise central costs, including finance, marketing, corporate relations, human resources and legal, as well as certain information systems, facilities and employee costs that are not allocable to the geographical segments or to the Supply Chain and Procurement. Operating costs were $397 million in the year ended 30 June 2023 an increase of $80 million compared to operating costs of $317 million in the year ended 30 June 2022. The $31 million increase in costs in the year ended 30 June 2023 was principally a result of increased staff & IT costs and unfavourable exchange rate movements of $41 million.
Business review (continued)

Category and brand review

Key categories:	Organic volume movement(1) %	Organic net sales movement %	Reported net sales movement %	Reported net sales by category %
Spirits(2)	(5)	(4)	(2)	78
Scotch	(7)	(10)	(6)	24
Tequila	(4)	(7)	(7)	11
Vodka(3)(4)	(9)	(7)	(6)	9
Canadian whisky(5)	(2)	(1)	(1)	6
Rum(4)	(11)	(6)	(2)	5
Liqueurs	(2)	2	3	5
Gin(4)	(10)	(8)	2	5
IMFL whisky(5)	5	10	2	4
Chinese white spirits(5)	32	27	23	3
US whiskey(5)	(3)	3	3	2
Beer	5	14	3	16
Ready to drink	(7)	(1)	(10)	4

Reported volume by category	Reported net sales by category	Reported marketing spend by category

■	Scotch	■	Vodka	■	US whiskey	■	Canadian whisky	■	Rum	■	IMFL whisky
■	Liqueurs	■	Gin	■	Tequila	■	Beer	■	Ready to drink	■	Other
(1)Organic equals reported volume movement except for spirits (7)%, rum (10)%, gin (2)%, IMFL whisky (7)%, US whiskey (2)%, and ready to drink (4)%.
(2)Spirits brands excluding ready to drink and non-alcoholic variants.
(3)Vodka includes Ketel One Botanical.
(4)Vodka, rum and gin include IMFL variants.
(5)See pages 50-51 for details of Canadian whisky, US whiskey and pages 54-55 for details of IMFL whisky and Chinese white spirits.
Business review (continued)

Key brands(1):
	Organic volume movement(2) %	Organic net sales movement %	Reported net sales movement %
Johnnie Walker	(5)	(6)	(2)
Guinness	5	15	6
Don Julio	7	3	4
Crown Royal	—	(1)	(1)
Smirnoff	(7)	(3)	(3)
Baileys	(1)	1	2
Casamigos(3)	(15)	(20)	(20)
Captain Morgan	(7)	(5)	(4)
Shui Jing Fang(4)	32	27	23
Scotch malts	(9)	(14)	(14)
McDowell's	(2)	3	1
Buchanan’s	(9)	(15)	(7)
Gordon's	(11)	(6)	20
Tanqueray	(11)	(11)	(10)
Ketel One(5)	(5)	(5)	(5)
Bulleit whiskey(6)	6	11	11
Cîroc vodka	(23)	(26)	(26)
Old Parr	(13)	(21)	(12)
Yenì Raki	(4)	19	53
Black & White	(11)	(7)	(4)
JεB	(8)	(10)	(5)
Bundaberg	(3)	(7)	(9)
(1)Brands excluding ready to drink, non-alcoholic variants and beer except Guinness.
(2)Organic equals reported volume movement, except for Guinness 4% and Gordon's 5%.
(3)Casamigos trademark includes both tequila and mezcal.
(4)Growth figures represent total Chinese white spirits of which Shui Jing Fang is the principal brand.
(5)Ketel One includes Ketel One vodka and Ketel One Botanical.
(6)Bulleit whiskey excludes Bulleit Crafted Cocktails.
Business review (continued)

Additional financial information
 Year ended 30 June 2024

	Reported 2023	Exceptional operating items (c)	Exchange (a)	Acquisitions and disposals (b)	Organic movement(2)	Fair value remeasure- ment (d)	Reclassifi- cation	Hyper- inflation(2)	Reported 2024
Key financials - certain line items	re-presented(1) $ million	$ million	$ million	$ million	$ million	$ million	$ million	$ million	$ million
Sales	28,270	—	(654)	(381)	168	—	—	488	27,891
Excise duties	(7,715)	—	230	313	(297)	—	—	(153)	(7,622)
Net sales	20,555	—	(424)	(68)	(129)	—	—	335	20,269
Cost of sales	(8,289)	23	388	5	25	(16)	—	(207)	(8,071)
Gross profit	12,266	23	(36)	(63)	(104)	(16)	—	128	12,198
Marketing	(3,663)	—	19	(18)	(7)	—	12	(34)	(3,691)
Other operating items	(3,056)	799	9	38	(193)	2	(12)	(93)	(2,506)
Operating profit	5,547	822	(8)	(43)	(304)	(14)	—	1	6,001

Other line items:
Non-operating items	364								(70)
Taxation (e)	(1,163)								(1,294)
(1)See pages 238-240 for an explanation under Accounting information and policies.
(2)For the definition of organic movement and hyperinflation, see pages 311-321.
(i)Reported figures in the table above have been extracted from the income statement for the years ended 30 June 2023 and 30 June 2024.
(a) Exchange
The impact of movements in exchange rates on reported figures for operating profit was principally in respect of the unfavourable exchange impact of the weakening of the Nigerian naira, the Turkish lira and the Kenyan shilling, partially offset by the favourable impact of the Mexican peso and sterling against the US dollar.
The effect of movements in exchange rates and other movements on profit before exceptional items and taxation for the year ended 30
June 2024 is set out in the table below.

Gains/ (losses) $ million
Translation impact	(37)
Transaction impact	29
Operating profit before exceptional items	(8)
Net finance charges – translation impact	22
Net finance charges – transaction impact	(24)
Net finance charges(1)	(2)
Associates – translation impact	15
Profit before exceptional items and taxation	5
(1) For more information about Finance income and charges please see page 252-253.

	Year ended 30 June 2024	Year ended 30 June 2023
Exchange rates
Translation $1 =	£0.80	£0.83
Transaction $1 =	£0.82	£0.77
Translation $1 =	€0.93	€0.96
Business review (continued)

(b) Acquisitions and disposals
The acquisitions and disposals movement in the year ended 30 June 2024 was primarily attributable to the acquisition of Don Papa
Rum and to the disposal of Windsor Global Co., Ltd. and Guinness Cameroun S.A.
See pages 229-232 for further details.
(c) Exceptional items
In the year ended 30 June 2024, exceptional operating items were a gain of $56 million (2023 – a loss of $766 million), mainly due to the reversal of the Shui Jing Fang brand impairment (a gain of $379 million) partially offset by an impairment charge in respect of the
Chase brand and goodwill and tangible fixed assets (a charge of $101 million), an impairment charge in respect of certain brands in the US ready to drink portfolio (a charge of $54 million), various dispute and litigation matters (a charge of $107 million) and the supply chain agility programme (a charge of $61 million). In the year ended 30 June 2023, exceptional operating items were a loss of
$766 million, mainly due to charges related to brand impairment ($613 million) and the supply chain agility programme ($121 million).
In the year ended 30 June 2024, exceptional non-operating items were a loss of $70 million (2023 – a gain of $364 million), mainly driven by the loss on the sale of the Windsor business in Korea ($58 million). In the year ended 30 June 2023, exceptional non-operating items were a gain of $364 million, mainly driven by the gain in relation to the sale of Guinness Cameroun S.A. ($343 million).
See pages 260-264 for further details.
(d) Fair value remeasurement
The adjustment to cost of sales reflects the elimination of fair value changes for biological assets in respect of growing agave plants of
$16 million loss for the year ended 30 June 2024 (2023 – $nil). The adjustments to marketing and other operating expenses were the elimination of fair value changes to contingent consideration liabilities and earn-out arrangements in respect of prior year acquisitions of $155 million gain for the year ended 30 June 2024 (2023 – $153 million gain).
(e) Taxation
The reported tax rate for the year ended 30 June 2024 was 23.7% compared with 20.6% for the year ended 30 June 2023.
Included in the tax charge of $1,294 million in the year ended 30 June 2024 is a net exceptional tax charge of $24 million, including an exceptional tax charge of $95 million in relation to the reversal of the Shui Jing Fang brand impairment charge, partly offset by a tax credit of $19 million in respect of the Chase brand impairment and the related tangible fixed assets, a tax credit of $13 million comprised of brand impairments in the US ready to drink portfolio, a tax credit of $23 million in relation to various dispute and litigation matters in North America and a tax credit of $15 million in respect of the supply chain agility programme.
Included in the tax charge of $1,163 million in the year ended 30 June 2023 is a net exceptional tax credit of $226 million, including an exceptional tax credit of $154 million in respect of brand impairments, mainly the McDowell's brand, a tax credit of $68 million in respect of the deductibility of fees paid to Diageo plc for guaranteeing externally issued debt of its US group entities, a tax credit of
$27 million in respect of the supply chain agility programme, partly offset by a tax charge of $52 million in respect of the sale of
Guinness Cameroun S.A.
The tax rate before exceptional items for the year ended 30 June 2024 was 23.2% compared with 23.0% for the year ended 30 June
2023.
We expect the tax rate before exceptional items for the year ending 30 June 2025 to be in the region of 24%.
(f) Dividend
The group aims to increase the dividend each year. The decision in respect of the dividend is made with reference to the dividend cover, as well as current performance trends, including sales and profit after tax together with cash generation. Diageo targets dividend cover (the ratio of basic earnings per share before exceptional items to dividend per share) within the range of 1.8 - 2.2 times. For the year ended 30 June 2024, dividend cover was 1.7 times. The recommended final dividend for the year ended 30 June 2024, to be put to the shareholders for approval at the Annual General Meeting is 62.98 cents, an increase of 5% on the prior year final dividend. This would bring the recommended full year dividend to 103.48 cents per share, an increase of 5% on the prior year. The group will keep future returns of capital, including dividends, under review through the year ending 30 June 2025, to ensure Diageo’s capital is allocated in the best way to maximise value for the business and its stakeholders.
Subject to approval by shareholders, the final dividend will be paid to holders of ordinary shares and US ADRs on the register as of
Business review (continued)

30 August 2024. The ex-dividend date will be 29 August 2024 for holders of ordinary shares, and 30 August 2024 for US ADR holders. Holders of ordinary shares will receive their dividends in sterling unless they elect to receive their dividends in US dollar by
20 September 2024. The dividend per share in pence to be paid to ordinary shareholders will be announced on 3 October 2024 and will be determined by the actual foreign exchange rates achieved by Diageo buying forward contracts for Sterling currency, entered into during the three days preceding the announcement. The final dividend, once approved by shareholders, will be paid to both holders of ordinary shares and US ADRs on 17 October 2024. A dividend reinvestment plan is available to holders of ordinary shares in respect of the final dividend and the plan notice date is 20 September 2024.
(g) Return of capital
Diageo completed a total of $1.0 billion return of capital during the year ended 30 June 2024. This programme followed the successful completion of Diageo's previous return of capital programme that ended on 2 June 2023, in which $0.6 billion of capital (announced as up to £0.5 billion on 26 January 2023) was returned to shareholders.
In the year ended 30 June 2024, the company purchased 27.4 million ordinary shares (2023 – 37.8 million) at a cost of $987 million, including transaction costs (2023 – $1,673 million including transaction costs of $16 million). All shares purchased under the share buyback programme were cancelled.
Business review (continued)

Movements in net borrowings and equity

Movements in net borrowings	2024	2023
	$ million	re-presented(1) $ million
Net borrowings at the beginning of the year	(19,582)	(17,107)
Free cash flow (2)	2,609	2,235
Movements in loans and other investments	(47)	(68)
Acquisitions (3)	(6)	(404)
Investment in associates (3)	(133)	(112)
Sale of businesses and brands (4)	87	559
Share buyback programme (5)	(987)	(1,673)
Net sale of own shares for share schemes (6)	21	36
Purchase of treasury shares in respect of subsidiaries	(10)	—
Dividend paid to non-controlling interests	(117)	(117)
Net movements in bonds (7)	558	887
Purchase of shares of non-controlling interests (8)	(223)	(178)
Net movements in other borrowings (9)	(106)	69
Equity dividend paid	(2,242)	(2,065)
Net decrease in cash and cash equivalents	(596)	(831)
Net increase in bonds and other borrowings	(453)	(958)
Exchange differences (10)	(199)	(646)
Other non-cash items	(187)	(40)
Net borrowings at the end of the year	(21,017)	(19,582)
(1)See pages 238-240 for an explanation under Accounting information and policies.
(2) See page 316 for the analysis of free cash flow.
(3) In the year ended 30 June 2024, Diageo paid $6 million in respect of prior year acquisitions (2023 – $31 million). In the year ended
30 June 2023, acquisitions also included upfront payments of €246 million ($261 million) for Kanlaon Limited and Chat Noir Co. Inc.
(the owner of Don Papa Rum) and $102 million for Balcones Distilling.
In the years ended 30 June 2024 and 2023, investment in associates included additional investments in a number of Distill Ventures associates.
(4) In the year ended 30 June 2024, sale of businesses and brands included a net cash consideration, net of disposal costs, of $88 million for the disposal of Windsor Global Co., Ltd. In the year ended 30 June 2023, sale of businesses and brands included the disposal of Guinness Cameroun S.A. beer business for a net cash consideration, net of disposal costs, of $438 million and the disposal of the Popular brands of Diageo’s USL business, for a cash consideration, net of disposal costs, of $92 million.
(5) See page 65 and 298-299 for details of Diageo's return of capital programmes.
(6) Net sale of own shares comprised receipts from employees on the exercise of share options of $38 million (2023 – $63 million)
less purchase of own shares for the future settlement of obligations under the employee share option schemes of $17 million (2023 –
$27 million).
(7) In the year ended 30 June 2024, the group issued bonds of $1,700 million ($1,690 million - net of discount and fee) consisting of
$800 million 5.375% fixed rate notes due 2026, $900 million 5.625% fixed rate notes due 2033, €500 million ($535 million - net of discount and fee) floating rate notes due 2026 and repaid bonds of $500 million and €600 million ($632 million) and €500 million
($535 million). In the year ended 30 June 2023, the group issued bonds of $2,000 million ($1,989 million - net of discount and fee)
consisting of $500 million 5.2% fixed rate notes due 2025, $750 million 5.3% fixed rate notes due 2027, $750 million 5.5% fixed rate notes due 2033 and €500 million 3.5% fixed rate notes due 2025 ($548 million - net discount and fee), and repaid bonds of $300 million and $1,350 million.
(8) On 16 January 2024, Diageo agreed with Combs Wine and Spirits LLC to purchase the 50% of the share capital of DeLeon Holdco
LLC that Diageo did not already own. On 24 March 2023, Diageo completed the purchase of an additional 14.97% of the share capital of East African Breweries PLC (EABL). This increased Diageo's controlling shareholding position in EABL from 50.03% to 65.00%.
(9) In the year ended 30 June 2024, the net movements in other borrowings principally arose from the $229 million increase in commercial paper offset by cash outflows of foreign currency swaps and forwards of $124 million and $104 million repayment of lease liabilities. In the year ended 30 June 2023, the net movements in other borrowings principally arose from the increase in
Business review (continued)

commercial paper, collateral and bank loan balances offset by cash outflows of foreign currency swaps and forwards and repayment of lease liabilities.
(10) In the year ended 30 June 2024, exchange losses arising on net borrowings of $199 million were primarily driven by adverse exchange movements on sterling and euro denominated borrowings and unfavourable movements on cash and cash equivalents partially offset by favourable movements on foreign currency swaps and forwards. In the year ended 30 June 2023, exchange losses arising on net borrowings of $646 million were primarily driven by unfavourable exchange movements on sterling and euro denominated borrowings and unfavourable exchange movements on cash and cash equivalents, foreign currency swaps and forwards.

Movements in equity	2024	2023
	$ million	re-presented(1) $ million
Equity at the beginning of the year	11,709	11,511
Adjustment to 2023 closing equity in respect of hyperinflation in Ghana (2)	51	—
Adjusted equity at the beginning of the year	11,760	11,511
Profit for the year	4,166	4,479
Exchange adjustments (3)	(645)	(358)
Remeasurement of post-employment benefit plans net of taxation	(61)	(562)
Purchase of shares of non-controlling interests (4)	(223)	(178)
Hyperinflation adjustments net of taxation (2)	365	180
Associates' transactions with non-controlling interests	—	(8)
Dividend declared to non-controlling interests	(121)	(117)
Equity dividend declared	(2,243)	(2,071)
Share buyback programme (5)	(997)	(1,543)
Other reserve movements	69	376
Equity at the end of the year	12,070	11,709
(1)See pages 238-240 for an explanation under Accounting information and policies.
(2) See pages 239-240 and 312-314 for details on hyperinflation adjustments.
(3) Exchange movements in the year ended 30 June 2024 primarily arose from exchange losses driven by the Turkish lira, the Mexican peso, sterling and the euro. Exchange movements in the year ended 30 June 2023 primarily arose from exchange losses driven by sterling, the Turkish lira, the Indian rupee and the Chinese yuan, partially offset by gains in the euro, the Mexican peso, and foreign exchange on borrowings designated into net investment hedge before the functional currency change.
(4) On 16 January 2024, Diageo agreed with Combs Wine and Spirits LLC to purchase the 50% of the share capital of DeLeon Holdco
LLC that Diageo did not already own. On 24 March 2023, Diageo completed the purchase of an additional 14.97% of the share capital of East African Breweries PLC (EABL). This increased Diageo's controlling shareholding position in EABL from 50.03% to 65.00%.
(5) See page 65 for details of Diageo's return of capital programmes.
Post-employment benefit plans
The net surplus of the group’s post-employment benefit plans decreased by $22 million from $739 million at 30 June 2023 to $717 million at 30 June 2024. The decrease in net surplus was predominantly attributable to the adverse change in the market value of assets held by the post-employment benefit plans in the UK that was partially offset by the favourable change in the inflation rate in the
United Kingdom (from 2.7% to 2.6%).
Total cash contributions by the group to all post-employment benefit plans in the year ending 30 June 2025 are estimated to be approximately $55 million.
Business review (continued)

Liquidity and capital resources
1. Sources and uses of liquidity
The primary source of the group’s liquidity over the last three financial years has been cash generated from operations. These funds have generally been used to pay interest, taxes and dividends, and to fund capital expenditure and acquisitions, and, together with the group’s current strong cash position, are expected to continue to fund future operating and capital needs. The group also issues short-
term commercial paper regularly in order to finance its day-to-day operations, and accesses the term debt capital markets regularly to refinance maturing bonds each year and to manage liquidity.
The table below sets forth the group’s available undrawn committed bank facilities as at 30 June 2024, 30 June 2023 and 30 June
2022.

	30 June 2024	30 June 2023	30 June 2022
	$ million	re-presented $ million	re-presented $ million
Expiring within one year	625	125	960
Expiring between one and two years	1,040	625	125
Expiring after two years	1,585	2,625	2,290
	3,250	3,375	3,375
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
of the years presented.
2. Analysis of cash flows
The table below sets forth the group’s cash flows for the year ended 30 June 2024, 30 June 2023 and 30 June 2022.

	30 June 2024	30 June 2023	30 June 2022
	$ million	re-presented $ million	re-presented $ million
Net cash inflow from operating activities	4,105	3,636	5,213
Net cash outflow from investing activities	(1,595)	(1,426)	(1,792)
Net cash outflow from financing activities	(3,106)	(3,041)	(4,373)
Net decrease in net cash and cash equivalents	(596)	(831)	(952)
Exchange difference	(33)	(76)	(38)
Reclassification to asset held for sale	(30)	—	—
Net cash and cash equivalents at beginning of period	1,768	2,675	3,665
Net cash and cash equivalents at end of period	1,109	1,768	2,675
Net cash inflow from operating activities in fiscal 24 was $4,105 million (2023 – $3,636 million), an increase of $469 million compared to fiscal 23, primarily driven by a year-on-year decrease of $646 million in working capital outflows and a $454 million growth in operating profit, offset by a decrease of $804 million in depreciation, amortisation and impairment charges in operating profit, driven by lower exceptional impairment charges and reversals in fiscal 24.
Net cash inflow from operating activities in fiscal 23 was $3,636 million (2022 – $5,213 million), a decrease of $1,577 million compared to fiscal 22, primarily driven by a year-on-year increase of $1,173 million in working capital outflows and an increase of
$412 million tax and interest payments.
Business review (continued)

Net cash outflow from investing activities in fiscal 24 was $1,595 million (2023 – $1,426 million), a net increase in outflow of $169 million compared to fiscal 23, primarily driven by a decrease in net consideration received in respect of sale of businesses from $559 million to $87 million, offset by a decrease in net consideration paid in respect of business acquisitions from $516 million to $139 million.
Net cash outflow from investing activities in fiscal 23 was $1,426 million (2022 – $1,792 million), a net decrease in outflow of $366 million compared to fiscal 22, primarily driven by an increase in net consideration received in respect of sale of businesses from $102 million to $559 million, offset by an increase in net consideration paid in respect of business acquisitions from $364 million to $516 million.
Net cash outflow from financing activities in fiscal 24 was $3,106 million (2023 – $3,041 million), a net increase in outflow of $65 million compared to fiscal 23. This change was driven by a decrease in net inflow in relation to bond issuances and repayments from
$887 million to $558 million and an increase in equity dividend payments from $2,065 million to $2,242 million, mainly offset by the decreased level of share buyback programme related cash outflows from $1,673 million to $987 million.
Net cash outflow from financing activities in fiscal 23 was $3,041 million (2022 – $4,373 million), a net decrease in outflow of $1,332 million compared to fiscal 22. This change was largely driven by the decreased level of share buyback programme related cash outflows from $2,985 million to $1,673 million and a decrease in equity dividend payments from $2,300 million to $2,065 million, partially offset by a decrease in net inflow in relation to bond issuances and repayments from $911 million to $887 million.
The operating, investing and financing activities described above resulted in a decrease in net cash and cash equivalents of $659 million, from $1,768 million at 30 June 2023 to $1,109 million at 30 June 2024 (2023 – decrease of $907 million, 2022 – decrease of
$990 million).
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
The table below sets forth the group’s gross borrowings and net borrowings as at 30 June 2024, 30 June 2023 and 30 June 2022.

	30 June 2024	30 June 2023	30 June 2022
	$ million	re-presented $ million	re-presented $ million
Overdrafts	(21)	(45)	(90)
Other borrowings due within one year	(2,864)	(2,097)	(1,752)
Borrowings due within one year	(2,885)	(2,142)	(1,842)
Borrowings due between one and three years	(4,873)	(4,437)	(3,408)
Borrowings due between three and five years	(4,222)	(3,620)	(3,177)
Borrowings due after five years	(9,521)	(10,592)	(10,958)
Fair value of foreign currency forwards and swaps	334	436	430
Fair value of interest rate hedging instruments	(376)	(476)	(342)
Lease liabilities	(604)	(564)	(575)
Gross borrowings	(22,147)	(21,395)	(19,872)
Offset by:
Cash and cash equivalents	1,130	1,813	2,765
Net borrowings	(21,017)	(19,582)	(17,107)
The table below sets forth the percentage of the group’s gross borrowings and cash and cash equivalents by currency as at 30 June
2024.
Business review (continued)

	Total	US dollar %	Sterling %	Euro %	Indian Rupee %	Chinese Yuan %	South Korean won %	Other %
Gross borrowings	(22,147)	43.00%	22.00%	26.00%	—%	4.00%	—%	5.00%
Cash and cash equivalents	1,130	12.00%	3.00%	5.00%	15.00%	23.00%	4.00%	38.00%
Based on average monthly net borrowings and net interest charge, the effective interest rate for the year ended 30 June 2024 was
4.3%. For this calculation, net interest charge excludes fair value adjustments to derivative financial instruments and borrowings and average monthly net borrowings include the impact of interest rate swaps that are no longer in a hedge relationship but exclude the market value adjustment for cross currency interest rate swaps.
For the year ended 30 June 2024, the group issued bonds of $1,700 million ($1,690 million - net of discount and fee) consisting of
$800 million 5.375% fixed rate notes due 2026, $900 million 5.625% fixed rate notes due 2033, €500 million ($535 million - net of discount and fee) floating rate notes due 2026 and repaid bonds of $500 million and €600 million ($632 million) and €500 million
($535 million). In the year ended 30 June 2023, the group issued bonds of $2,000 million ($1,989 million - net of discount and fee)
consisting of $500 million 5.2% fixed rate notes due 2025, $750 million 5.3% fixed rate notes due 2027, $750 million 5.5% fixed rate notes due 2033 and €500 million 3.5% fixed rate notes due 2025 ($548 million - net discount and fee), and repaid bonds of $300 million and $1,350 million. In the year ended 30 June 2022, the group issued bonds of €1,650 million ($1,800 million - net of discount and fee) and £892 million ($1,171 million - net of discount and fee), and repaid bonds of €900 million ($1,060 million) and $1,000 million.
The principal components of the $1,435 million increase in net borrowings from 30 June 2023 to 30 June 2024 were mainly the
$2,609 million of free cash flow and $558 million net movements in bonds, partially offset by $2,242 million equity dividends and
$139 million in respect of the acquisitions.
The principal components of the $2,475 million increase in net borrowings from 30 June 2022 to 30 June 2023 were mainly the
$2,235 million of free cash flow and $887 million net movements in bonds, partially offset by $2,066 million equity dividends and
$516 million in respect of the acquisitions.
For information on the maturity profile of net borrowings and a further description of net borrowings, please see note 17 – Net borrowings in the consolidated financial statements.
For information on the use of financial instruments including for hedging purposes, please see “Note 16 – Financial instruments” in the consolidated financial statements.
The group’s management is committed to enhancing shareholder value in the long-term, both by investing in the business and brands so as to deliver continued improvement in the return from those investments and by managing the capital structure. Diageo manages its capital structure to achieve capital efficiency, provide flexibility to invest through the economic cycle and give efficient access to debt markets at attractive cost levels. This is achieved by targeting an adjusted net borrowings (net borrowings aggregated with post-
employment benefit liabilities) to adjusted EBITDA leverage of 2.5 - 3.0 times, this range for Diageo being currently broadly consistent with an A-band credit rating. Diageo would consider operating outside of this range in order to effect strategic initiatives within its stated goals, which could have an impact on its rating. If Diageo’s leverage was to be negatively impacted by the financing of an acquisition, it would seek over time to return to the range of 2.5 - 3.0 times. The group regularly assesses its debt and equity capital levels against its stated policy for capital structure. As at 30 June 2024 the adjusted net borrowings of $21,446 million (2023 -
$20,053 million) to adjusted EBITDA ratio was 3.0 (2023 - 2.7) times. For this calculation, net borrowings are adjusted by post-
employment benefit liabilities before tax of $429 million (2023 - $471 million) whilst adjusted EBITDA of $7,037 million (2023 -
$7,353 million) comprises operating profit excluding exceptional operating items and depreciation, amortisation and impairment and includes share of after tax results of associates and joint ventures.
See page 294 for the reconciliation and calculation of the adjusted net borrowing to adjusted EBITDA ratio.
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
Business review (continued)

b) The following bonds were issued and repaid:

	30 June 2024	30 June 2023	30 June 2022
	$ million	re-presented $ million	re-presented $ million
Issued
€ denominated	535	548	1,800
£ denominated	—	—	1,171
$ denominated	1,690	1,989	—
Repaid
€ denominated	(1,167)	—	(1,060)
$ denominated	(500)	(1,650)	(1,000)
	558	887	911
Business review (continued)

4. Contractual obligations and other commitments

	Payments due by period
As at 30 June 2024	Less than 1 year $ million	1-3 years $ million	3-5 years $ million	More than 5 years $ million	Total $ million
Long-term debt obligations	2,388	4,992	4,258	9,812	21,450
Interest obligations	791	1,043	789	1,866	4,489
Credit support obligations	14	—	—	—	14
Purchase obligations	2,413	1,009	389	37	3,848
Commitments for short-term leases and leases of low-value assets	16	6	1	—	23
Provisions and other non-current payables	101	225	187	192	705
Lease obligations	114	178	117	310	719
Capital commitments	780	3	—	—	783
Other financial liabilities	198	—	—	—	198
Total	6,815	7,456	5,741	12,217	32,229
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
Purchase obligations include various long-term purchase contracts entered into for the supply of raw materials, principally bulk whisk(e)y, cereals, cans and glass bottles. Contracts are used to guarantee the supply of raw materials over the long-term and to enable a more accurate prediction of costs of raw materials in the future. For certain provisions, discounted numbers are disclosed.
Corporate tax payable of $136 million and deferred tax liabilities of $2,947 million are not included in the table above, as the ultimate timing of settlement cannot be reasonably estimated.
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
Business review (continued)

5. Capital repayments
Authorisation was given by shareholders on 28 September 2023 to purchase a maximum of 224,704,974 ordinary shares at a minimum price of 28 101/108 pence and a maximum price of the higher of (a) 105% of the average market value of the company's ordinary shares for the five business days prior to the day the purchase is made and (b) the higher of the price of the last independent trade and the highest current independent bid on the trading venue where the purchase is carried out. The programme expires at the conclusion of the next Annual General Meeting or on 27 December 2024, if earlier.
Diageo completed a total of $1.0 billion return of capital during the year ended 30 June 2024. This programme followed the successful completion of Diageo's previous return of capital programme that ended on 2 June 2023, in which $0.6 billion of capital
(announced as up to £0.5 billion on 26 January 2023) was returned to shareholders.
During the year ended 30 June 2024, the group purchased 28 million ordinary shares (2023 – 38 million; 2022 – 61 million), representing approximately 1.1% of the issued ordinary share capital (2023 – 1.5%; 2022 – 2.4%) at an average price of 2918 pence
(3644 cents) per share, and an aggregate cost of $987 million, including transaction costs (2023 – 3616 pence (4382 cents) per share, and an aggregate cost of $1,673 million, including $16 million of transaction costs; 2022 – 3709 pence (4842 cents) per share, and an aggregate cost of $2,985 million, including $21 million of transaction costs) under the share buyback programme. The shares purchased under the share buyback programmes were cancelled.
For further details about the shares purchased and the average price paid per share please refer to note 18 in the consolidated financial statements.
Business review (continued)

Operating results 2023 (re-presented) compared with 2022 (re-presented)
This section contains a re-presented comparative discussion of our operating results for the years ended 30 June 2022 and 2023, reflecting a change in the presentation currency of Diageo plc from sterling to US dollars.

Reported net sales growth 0.2%	Net cash from operating activities $3,636m
Organic net sales growth(1) 6.5%	Free cash flow(1)(2) $2,235m
Reported operating profit growth (5.9)%	Return on closing invested capital 38.3%
Organic operating profit growth(1) 7.0%	Return on average invested capital(1) 18.4%
Basic earnings per share 196.3 cents	Total shareholder return (2)%
Earnings per share before exceptional items(1) 196.5 cents
(1) Organic net sales growth, organic operating profit growth, earnings per share before exceptional items, free cash flow and return on average invested capital are non-
GAAP measures. See definitions and reconciliation of non-GAAP measures to GAAP measures on pages 311-321.
(2) Definition of free cash flow has been redefined, see more details on page 316.
Business review (continued)

Our global reach	Our regional profile maximises the opportunity for growth in our sector. Where our products are sold each market is accountable for its own performance and driving growth.
(1)  The above map is intended to illustrate general geographic regions where Diageo has a presence and/or in which its products are sold. It is not intended to imply that Diageo has a presence in and/or that its products are sold in every country or territory within a geographic region.
(2)  Based on reported net sales for the year ended 30 June 2023. Does not include corporate net sales of $104 million (2022 – $70 million).

Fiscal 23	North America	Europe	Asia Pacific	Latin America and Caribbean	Africa
Volume (EUm)	52.4	51.3	80.8	26.2	32.7
Reported net sales(1) ($ million)	8,109	4,303	3,841	2,159	2,039
Reported operating profit(2) ($ million)	3,104	1,300	523	783	234
Operating profit before exceptional items(3) ($ million)	3,222	1,312	1,104	783	289
Water efficiency (litres per litre of product packaged)	5.11	4.98	2.91	4.15	3.19
Total direct and indirect carbon emissions by weight (market/net based) (1,000 tonnes CO2e)	83	194	9	26	89
Average number of employees(4)	3,115	10,062	9,000	4,325	3,735
(1)  Excluding corporate net sales of $104 million (2022 – $70 million).
(2)  Excluding net corporate operating costs of $397 million (2022 – $317 million).
(3)  Excluding exceptional operating charges of $766 million (2022 – $477 million) and net corporate operating costs of $397 million (2022 – $317 million).
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
The major facilities with locations, principal activities, and products are presented in the below table.

Location	Principal activities	Products
United Kingdom	distilling, bottling, warehousing, cooperage	beer, scotch, gin, vodka, rum, ready to drink, non- alcoholic
Ireland	distilling, brewing, bottling, warehousing	beer, liqueur, Irish whiskey, non-alcoholic
Italy	distilling, bottling, warehousing	vodka, rum, ready to drink, non-alcoholic
Türkiye	distilling, bottling, warehousing	raki, vodka, gin
North America	distilling, bottling, warehousing	vodka, gin, rum, Canadian whisky, US whiskey, ready to drink
Brazil	distilling, bottling, warehousing	cachaça, vodka, ready to drink
Mexico	distilling, bottling, warehousing	tequila
East Africa	distilling, brewing, bottling, packaging, warehousing	beer, rum, vodka, gin, whisky, brandy, liqueur
Nigeria	distilling, brewing, bottling, packaging	beer, rum, vodka, gin
South Africa	distilling, bottling, warehousing	rum, vodka, gin
ARM	distilling, brewing, bottling, warehousing	beer, vodka, gin
India	distilling, bottling, warehousing	rum, vodka, Indian-Made Foreign Liquor (IMFL), whisky, scotch, gin
Australia	distilling, bottling, warehousing	rum, vodka, gin, ready to drink
For more details about our capital investments please see page 344-345.
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
Business review (continued)

Key performance indicators
Net sales ($ million)
Reported net sales grew 0.2%
Organic net sales grew 6.5%
Reported net sales grew 0.2%, driven by strong organic growth offset by unfavourable foreign exchange impacts.
Organic net sales growth of 6.5%, reflects 7.3 percentage points of positive price/mix and a decline in organic volume of 0.8%. Four out of five regions delivered growth, despite lapping strong double-digit growth at the group level in fiscal 22. Price/mix was driven by price increases and premiumisation.
                                                                                                          Organic movement

                        (i
(1)Exchange rate movements reflect the adjustment to recalculate the reported results as if they had been generated at the prior period weighted average exchange rates.
(2)See pages 239-240 and 312-314 for details of hyperinflation adjustment.
Operating profit ($ million)
Reported operating profit decreased 5.9%
Organic operating profit grew 7.0%
Reported operating profit decreased 5.9%, mainly driven by the negative impacts from exchange rate movements and the negative impact of exceptional operating items, primarily non-cash impairments related to India and the supply chain agility programme. These unfavourable items were largely offset by growth in organic operating profit and fair value remeasurements.
Organic operating profit grew 7.0%, ahead of organic net sales growth, driven by growth across all regions except North America.
(1)For further details on exceptional operating items see pages 94 and 246-250.
(2)Fair value remeasurements. For further details see page 94.
(3)See pages 239-240 and 312-314 for details of hyperinflation adjustment.
Business review (continued)

Operating margin (%)
Reported operating margin declined by 176bps
Organic operating margin expanded by 15 bps
Reported operating margin declined by 176bps, with organic operating margin expansion more than offset by exceptional operating items, negative impact of foreign exchange, acquisitions, disposals and other items.
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
                                        Organic movement
                                        15bps

(1)Operating margin in waterfall is rounded to nearest decimal place.
(2)For further details on exceptional operating items see pages 94 and 246-250.
(3)Fair value remeasurements and hyperinflation adjustment. For further details on fair value remeasurements see page 94. See pages 239-240 and 312-314 for details of hyperinflation adjustment.
Basic earnings per share (cents)
Basic eps increased 6.3% from 184.6 cents to 196.3 cents
Basic eps before exceptional items(1) decreased 2.7% from 201.9 cents to 196.5 cents
Basic eps increased 11.7 cents, mainly driven by exceptional items and organic operating profit growth, partially offset by the negative impacts from exchange rate movements and increased finance charges.
Basic eps before exceptional items decreased 5.4 cents.
(i
(1)See page 316 for explanation of the calculation and use of non-GAAP measures.
(2)For further details on exceptional items see pages 94 and 246-250.
(3)Includes finance charges net of tax.
(4)Excludes finance charges related to acquisitions, disposals, share buybacks and includes finance charges related to hyperinflation adjustments.
(5)Excludes tax related to acquisitions, disposals and share buybacks.
(6)Fair value remeasurements. For further details see page 94.
(7)Operating profit hyperinflation adjustment movement was $16 million compared to fiscal 22 (F23 – $30 million; F22 – $14 million).
Business review (continued)

Net cash from operating activities and free cash flow ($ million)(1)
Generated $3,636 million net cash from operating activities(2) and $2,235 million free cash flow
Net cash from operating activities was $3,636 million, a decrease of $1,577 million compared to fiscal 22. Free cash flow declined by
$1,544 million to $2,235 million.
Free cash flow declined as strong growth in operating profit were more than offset by unfavourable foreign exchange impacts, higher year-on-year working capital outflows, tax payments and interest paid.
The higher year-on-year working capital outflow was primarily driven by normalisation of creditors relative to fiscal 22 as our growth rate moderated in fiscal 23.
The additional tax payments were the result of increased profit impacting tax instalments and higher balancing payments. The increase in interest paid reflects the higher interest rate environment globally.
(1)    Definition of free cash flow has been redefined, see more details on page 316.
(2)Net cash from operating activities excludes net capex (2023 – $(1,401) million; 2022 – $(1,434) million).
(3)Exchange on operating profit before exceptional items.
(4)Operating profit excludes exchange, depreciation and amortisation, post employment charges of $38 million and other non-cash items.
(5)Working capital movement includes maturing inventory.
(6)Other items include dividends received from associates and joint ventures and post employment payments.
Return on average invested capital (%)(1)(2)
ROIC decreased (145)bps
ROIC decreased (145)bps, mainly driven by increased capex, maturing stock investment and continued portfolio optimisation through acquisitions and disposals. The decline was partially offset by higher organic operating profit growth, net of higher tax.
(1)ROIC calculation excludes exceptional operating items from operating profit. For further details on ROIC see page 318.
(2) Definition of return on average invested capital has been redefined, see more details on pages 318.
Business review (continued)

North America
•Reported net sales were flat driven by acquisitions and organic growth offset by an unfavourable foreign exchange impact from the weakening Canadian dollar.
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
Business review (continued)

Key financials

	2022 (re- presented)	Exchange	Acquisitions and disposals	Organic movement	Other(1)	2023 (re- presented)	Reported movement (re- presented)
	$ million	$ million	$ million	$ million	$ million	$ million	%
Net sales	8,106	(38)	27	14	—	8,109	—
Marketing	1,595	(14)	20	29	1	1,631	2
Operating profit before exceptional items	3,268	(34)	(15)	(76)	79	3,222	(1)
Exceptional operating items(2)	(1)					(118)
Operating profit	3,267					3,104	(5)

	Organic volume movement	Reported volume movement	Organic net sales movement	Reported net sales movement (re-presented)
Markets and categories:	%	%	%	%
North America(3)	(5)	(4)	—	—

US Spirits(3)	(6)	(6)	(1)	—
DBC USA(4)	(3)	(3)	1	1
Canada	(2)	(2)	4	(2)

Spirits(3)	(5)	(4)	—	—
Beer	(2)	(2)	2	1
Ready to drink	(11)	(11)	(16)	(18)

Global giants, local stars and reserve(5)		Organic volume movement(6) %	Organic net sales movement %	Reported net sales movement (re-presented) %
Crown Royal		(12)	(10)	(10)
Don Julio		8	13	13
Casamigos(7)		6	13	13
Johnnie Walker		(5)	(10)	(11)
Smirnoff		(1)	4	3
Captain Morgan		(5)	(1)	(1)
Ketel One		(3)	—	—
Guinness		4	9	8
Baileys		(4)	1	1
Bulleit whiskey(8)		(8)	(6)	(6)
Buchanan's		—	9	9

North America contributed	North America organic net sales were flat in fiscal 23
39% of Diageo reported net sales in fiscal 23

Reported net sales by market (%)

US Spirits
DBC USA
Canada
Other (principally Travel Retail)

Reported net sales by category (%)
(1)  Fair value remeasurements. For further details see page 94.
(2)For further details on exceptional operating items see pages 94 and 246-250.
(3)Reported volume movement has been impacted by acquisitions and/or disposals. For further details see pages 311 and 315.
(4)Certain spirits-based ready to drink products in certain states are distributed through DBC USA and those net sales are captured within DBC USA.
(5)Spirits brands excluding ready to drink and non-alcoholic variants.
(6)Organic equals reported volume movement.
(7)Casamigos trademark includes both tequila and mezcal.
(8)Bulleit whiskey excludes Bulleit Crafted Cocktails.
Business review (continued)

Europe
•Reported net sales grew 2%, driven by organic growth and the hyperinflation adjustment(1) related to Türkiye, partially offset by an unfavourable impact from foreign exchange.
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
•Beer net sales grew 18%, driven by price increases and volume growth. Guinness net sales grew 20% and gained share in the on-
trade in Great Britain and Ireland.
•Organic operating margin declined by 13bps, primarily driven by cost inflation, partially offset by price increases, improved category mix and productivity savings.
•Marketing investment grew 7%, with focused investment in Tanqueray, Johnnie Walker, Baileys and Guinness.
•The SMASHED programme educated 112,910 young people on the dangers of underage drinking.
•We built strong momentum in year two of our water replenishment projects in Türkiye, generating the annual capacity to replenish
137,349m3 water.
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
•Türkiye net sales grew 38%, with volume growth of 9%. Growth was driven by price increases in response to inflation and higher excise duties. Growth was broad-based, led by scotch, vodka and raki.
Key financials

	2022 (re- presented)	Exchange	Acquisitions and disposals	Organic movement	Other(2)	Hyperinfla tion(1)	2023 (re- presented)	Reported movement
	$ million	$ million	$ million	$ million	$ million	$ million	$ million	%
Net sales	4,238	(530)	(11)	466	—	140	4,303	2
Marketing	764	(74)	3	57	—	15	765	—
Operating profit before exceptional items	1,345	(144)	(43)	138	(14)	30	1,312	(2)
Exceptional operating items(3)	(184)						(12)
Operating profit	1,161						1,300	12
(1)See pages 239-240 and 312-314 for details of hyperinflation adjustment.
(2) Fair value remeasurements. For further details see page 94.
(3)Exceptional items are in respect of Diageo’s decision, announced on 28 June 2022, to wind down its operations in Russia. For further details on exceptional operating items see pages 94 and 246-250.
Business review (continued)

Markets and categories	Organic volume movement %	Reported volume movement %	Organic net sales movement %	Reported net sales movement (re-presented) %
Europe(1)	—	—	11	2

Great Britain(1)	(8)	(8)	7	(4)
Southern Europe(1)	4	5	12	2
Northern Europe(1)	8	6	11	1
Ireland(1)	3	3	16	7
Eastern Europe(1)	(15)	(15)	(3)	(9)
Türkiye(1)	9	9	38	14

Spirits(1)	—	—	10	—
Beer	5	5	18	8
Ready to drink(1)	(2)	(2)	10	1
Global giants and local stars(2)		Organic volume movement(3) %	Organic net sales movement %	Reported net sales movement (re-presented) %
Guinness		6	20	9
Johnnie Walker		18	29	14
Baileys		(3)	(1)	(9)
Smirnoff		(1)	14	4
Captain Morgan		—	9	(1)
Tanqueray		—	6	(3)
JεB		(7)	(1)	(8)
Yenì Raki		—	7	(6)

Europe contributed	Europe organic net sales grew
21% of Diageo reported net sales in fiscal 23	11% in fiscal 23

Reported net sales by market (%)

Great Britain
Northern Europe
Southern Europe
Ireland
Eastern Europe
Türkiye
Other (principally Travel Retail)

Reported net sales by category (%)
(1)Reported volume movement has been impacted by acquisitions and/or disposals. For further details see pages 311-315.
(2)Spirits brands excluding ready to drink and non-alcoholic variants.
(3)Organic equals reported volume movement, except for Tanqueray and JεB, which had reported volume movement of 1% and (6)% respectively.
Business review (continued)

Asia Pacific
•Reported net sales were flat, primarily reflecting strong organic growth offset by unfavourable impact from foreign exchange and disposals.
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
Key financials

	2022 (re- presented)	Exchange	Acquisitions and disposals	Organic movement	2023 (re- presented)	Reported movement (re- presented)
	$ million	$ million	$ million	$ million	$ million	%
Net sales	3,837	(334)	(136)	474	3,841	—
Marketing	651	(58)	—	62	655	1
Operating profit before exceptional items	947	(83)	(28)	268	1,104	17
Exceptional operating items(2)	(292)				(581)
Operating profit	655				523	(20)
(1)  Indian-Made Foreign Liquor (IMFL) whisky.
(2)For further details on exceptional operating items see pages 94 and 246-250.
Business review (continued)

Markets and categories	Organic volume movement %	Reported volume movement %	Organic net sales movement %	Reported net sales movement (re-presented) %
Asia Pacific(1)	5	(14)	13	—

India(1)	6	(18)	17	3
Greater China	(2)	(2)	(4)	(11)
Australia	(10)	(10)	2	(5)
South East Asia(1)	20	20	33	23
North Asia	6	6	15	2
Travel Retail Asia and Middle East	38	38	67	49

Spirits(1)(2)	6	(15)	14	1
Beer	5	5	10	1
Ready to drink	(8)	(8)	1	(7)
Global giants and local stars(2)		Organic volume movement(3) %	Organic net sales movement %	Reported net sales movement (re-presented) %
Johnnie Walker		13	29	17
Shui Jing Fang(4)		(15)	(14)	(21)
McDowell's		(1)	4	(4)
Guinness		4	10	2
The Singleton		26	26	18
Smirnoff		8	15	8
Windsor		29	41	28
Black & White		28	36	25

Asia Pacific contributed	Asia Pacific organic net sales grew
19% of Diageo reported net sales in fiscal 23	13% in fiscal 23

Reported net sales by market (%)

India
Greater China
Australia
South East Asia
North Asia
Other (principally Travel Retail Asia and Middle East)

Reported net sales by category (%)
(1)Reported volume movement has been impacted by acquisitions and/or disposals. For further details see pages 311 and 315.
(2)Spirits brands excluding ready to drink and non-alcoholic variants.
(3)  Organic equals reported volume movement.
(4)Growth figures represent total Chinese white spirits of which Shui Jing Fang is the principal brand.
Business review (continued)

Latin America and Caribbean
•Reported net sales grew 7%, reflecting organic growth partially offset by unfavourable impact from foreign exchange, mainly due to a weakening of the Colombian and Argentine peso.
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
Key financials

	2022 (re- presented)	Exchange	Acquisitions and disposals	Organic movement	Other(1)	2023 (re- presented)	Reported movement (re- presented)
	$ million	$ million	$ million	$ million	$ million	$ million	%
Net sales	2,027	(61)	3	190	—	2,159	7
Marketing	324	(15)	1	45	—	355	10
Operating profit	712	(24)	—	83	12	783	10
(1)Fair value remeasurements. For further details see page 94.

Business review (continued)

Markets and categories	Organic volume movement %	Reported volume movement %	Organic net sales movement %	Reported net sales movement (re-presented) %
Latin America and Caribbean(1)	(3)	(3)	9	7

Brazil(2)	(1)	3	8	16
Mexico(1)	(4)	(3)	9	17
CCA	1	1	14	9
South LAC(2)	(3)	(11)	21	(8)
Andean(1)	(24)	(24)	(7)	(21)

Spirits(1)	(3)	(3)	11	8
Beer	9	9	16	13
Ready to drink	(13)	(13)	(7)	(10)
Global giants and local stars(3)		Organic volume movement(4) %	Organic net sales movement %	Reported net sales movement (re-presented) %
Johnnie Walker		4	16	12
Buchanan’s		(5)	6	—
Don Julio		6	22	26
Old Parr		10	20	14
Smirnoff		3	18	12
Black & White		(7)	13	13
Tanqueray		—	—	(5)
Baileys		(18)	(5)	(8)

Latin America and Caribbean contributed	Latin America and Caribbean organic net sales grew
11% of Diageo reported net sales in fiscal 23	9% in fiscal 23

Reported net sales by market (%)

Brazil
Mexico
CCA
South LAC
Andean
Other (principally Travel Retail)

Reported net sales by category (%)
(1)Reported volume movement has been impacted by acquisitions and/or disposals. For further details see pages 311 and 315.
(2)From 1 July 2022 Uruguay and Paraguay domestic channels moved on a management basis from PUB (Paraguay, Uruguay and Brazil) to PEBAC (Peru, Ecuador,
Bolivia, Argentina and Chile) and the new cluster has been called South LAC. This reflects how management reviews performance.
(3)Spirits brands excluding ready to drink and non-alcoholic variants.
(4)Organic equals reported volume movement.
Business review (continued)

Africa
•Reported net sales declined 9%, primarily driven by an unfavourable impact from foreign exchange, partially offset by organic growth.
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
•Our community water, sanitation and hygiene (WASH) programmes provided clean water, sanitation and hygiene for water-
stressed communities near our sites in all our water-stressed markets.
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
•South Africa net sales grew 1%, primarily driven by growth in tequila and rum, which offset declines in vodka and gin. Super-
premium-plus brands grew strongly at 38%.
Key financials

	2022 (re- presented)	Exchange	Acquisitions and disposals	Organic movement	2023 (re- presented)	Reported movement (re- presented)
	$ million	$ million	$ million	$ million	$ million	%
Net sales	2,238	(273)	(37)	111	2,039	(9)
Marketing	266	(31)	(6)	6	235	(12)
Operating profit before exceptional items	419	(192)	13	49	289	(31)
Exceptional operating items(1)	—				(55)
Operating profit	419				234	(44)
(1)For further details on exceptional operating items see pages 94 and 246-250.
Business review (continued)

	Organic volume movement	Reported volume movement	Organic net sales movement	Reported net sales movement (re-presented)
Markets and categories	%	%	%	%
Africa(1)	(7)	(8)	5	(9)

East Africa	(7)	(7)	(2)	(10)
Nigeria	(4)	(4)	11	1
Africa Regional Markets(1)	(1)	(9)	22	(14)
South Africa	(18)	(18)	1	(13)

Spirits(1)	(2)	(2)	8	(4)
Beer(1)	(13)	(14)	3	(12)
Ready to drink(1)	—	(4)	11	(5)

		Organic volume movement(3)	Organic net sales movement	Reported net sales movement (re-presented)
Global giants and local stars(2)%			%	%
Guinness		(8)	7	(8)
Johnnie Walker		5	11	(3)
Smirnoff		(23)	(6)	(18)

Other beer:
Malta Guinness		(7)	22	(8)
Senator		(17)	(4)	(14)
Tusker		(8)	(5)	(13)
Serengeti		(7)	(1)	(3)

Africa contributed	Africa organic net sales grew
10% of Diageo reported net sales in fiscal 23	5% in fiscal 23

Reported net sales by market (%)

East Africa
Africa Regional Markets
Nigeria
South Africa
Other (principally Travel Retail)

Reported net sales by category (%)
(1)Reported volume movement has been impacted by acquisitions and/or disposals. For further details see pages 311 and 315..
(2)Spirits brands excluding ready to drink and non-alcoholic variants.
(3)Organic equals reported volume movement, except for Guinness and Malta Guinness, which had reported volume movement of (9)% and (9)% respectively.
Business review (continued)

Corporate (re-presented)
Performance 2023
Sales and net sales
Corporate net sales principally arise from visitor centers and the global licensing of Diageo brands and trademarks. Corporate net sales were $104 million in the year ended 30 June 2023, an increase of $34 million. Net sales were favorably impacted by an organic increase of $44 million partially offset by $10 million exchange rate movement loss.
Operating costs
Corporate operating costs comprise central costs, including finance, marketing, corporate relations, human resources and legal, as well as certain information systems, facilities and employee costs that are not allocable to the geographical segments or to the Supply Chain and Procurement. Operating costs were $397 million in the year ended 30 June 2023 an increase of $80 million compared to operating costs of $317 million in the year ended 30 June 2022. The $31 million increase in costs in the year ended 30 June 2023 was principally a result of increased staff & IT costs and unfavourable exchange rate movements of $41 million.
Performance 2022
Sales and net sales
Corporate net sales principally arise in the Guinness visitor centre in Dublin, Ireland and the income from the global licensing of
Diageo brands and trademarks. Corporate net sales were $70 million in the year ended 30 June 2022, an increase of $44 million compared to the net sales of $26 million in the year ended 30 June 2021 due to organic increase of $47 million slightly offset by $3 million exchange rate movement loss.
Operating costs
Corporate operating costs comprise central costs, including finance, marketing, corporate relations, human resources and legal, as well as certain information systems, facilities and employee costs that are not allocable to the geographical segments or to the Supply Chain and Procurement. Operating costs were $317 million in the year ended 30 June 2022 an increase of $37 million compared to operating costs of $280 million in the year ended 30 June 2021. The increase in costs in the year ended 30 June 2022 was principally a result of increased staff costs of $54 million, partially offset by favourable exchange rate movements of $17 million ($12 million transactional exchange impact and $5 million translation impact).
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
•Ready to drink net sales were flat, with growth in Europe and Africa offset by a decline in North America.

Key categories	Organic volume movement(1) %	Organic net sales movement %	Reported net sales movement (re-presented) %	Reported net sales by category (re-presented) %
Spirits(2)	—	6	1	78
Scotch	2	12	5	25
Tequila	10	19	19	12
Vodka(3)(4)	(3)	1	(3)	9
Canadian whisky(5)	(10)	(9)	(10)	6
Rum(4)	(7)	2	(2)	5
Liqueurs	(4)	(1)	(7)	5
Gin(4)	—	5	(2)	5
IMFL whisky(5)	8	15	(10)	4
Chinese white spirits(5)	(15)	(14)	(21)	3
US whiskey(5)	(8)	(4)	(4)	2
Beer	(7)	9	(2)	15
Ready to drink	(6)	—	(7)	4

Reported volume by category	Reported net sales by category	Reported marketing spend by category

■	Scotch	■	Vodka	■	US whiskey	■	Canadian whisky	■	Rum	■	IMFL whisky
■	Liqueurs	■	Gin	■	Tequila	■	Beer	■	Ready to drink	■	Other
(1)Organic equals reported volume movement except for spirits (7)%, tequila 11%, vodka (4)%, gin (1)%, IMFL whisky (20)%, US whiskey (7)%, beer (8)% and ready to drink (7)%.
(2)Spirits brands excluding ready to drink and non-alcoholic variants.
(3)Vodka includes Ketel One Botanical.
(4)Vodka, rum and gin include IMFL variants.
(5)See pages 80-81 for details of Canadian whisky, US whiskey and pages 84-85 for details of IMFL whisky and Chinese white spirits.
Business review (continued)

Global giants, local stars and reserve(1):	Organic volume movement(2) %	Organic net sales movement %	Reported net sales movement (re-presented) %
Global giants
Johnnie Walker	9	15	7
Guinness	1	16	5
Smirnoff	(2)	8	3
Baileys	(5)	—	(5)
Captain Morgan	(2)	5	—
Tanqueray	(4)	1	(4)
Local stars
Crown Royal	(12)	(10)	(10)
Buchanan’s	(3)	7	4
McDowell's	(1)	4	(4)
Shui Jing Fang(3)	(15)	(14)	(21)
Old Parr	9	18	12
Black & White	2	20	16
JεB	(9)	(3)	(10)
Yenì Raki	—	8	(6)
Windsor	29	41	28
Bundaberg	—	18	9
Ypióca	(9)	7	9
Reserve
Don Julio	11	20	19
Casamigos(4)	7	15	15
Scotch malts	3	16	7
Ketel One(5)	(3)	1	—
Bulleit whiskey(6)	(9)	(6)	(6)
Cîroc vodka	(23)	(23)	(25)
(1)Brands excluding ready to drink, non-alcoholic variants and beer except Guinness.
(2)Organic equals reported volume movement except for Guinness 0% and McDowell's (2)%.
(3)Growth figures represent total Chinese white spirits of which Shui Jing Fang is the principal brand.
(4)Casamigos trademark includes both tequila and mezcal.
(5)Ketel One includes Ketel One vodka and Ketel One Botanical.
(6)Bulleit whiskey excludes Bulleit Crafted Cocktails.
Global giants
39% of Diageo’s reported net sales and grew 3%.
Local stars
18% of Diageo’s reported net sales and declined 6%.
Reserve
29% of Diageo’s reported net sales and grew 4%.
Business review (continued)

Additional financial information
Year ended 30 June 2023

Key financials - certain line items	30 June 2022 (re- presented) $ million	Exceptional operating items (c) $ million	Exchange (a) $ million	Acquisitions and disposals (b) $ million	Organic movement(1) $ million	Fair value remeasurement (d) $ million	Hyperinflation(1) $ million	30 June 2023 (re-presented) $ million
Sales	29,751	—	(2,122)	(916)	1,461	—	96	28,270
Excise duties	(9,235)	—	876	762	(162)	—	44	(7,715)
Net sales	20,516	—	(1,246)	(154)	1,299	—	140	20,555
Cost of sales	(7,923)	(80)	378	113	(699)	7	(85)	(8,289)
Gross profit	12,593	(80)	(868)	(41)	600	7	55	12,266
Marketing	(3,616)	—	193	(21)	(203)	(1)	(15)	(3,663)
Other operating items	(3,080)	(209)	157	(19)	34	71	(10)	(3,056)
Operating profit	5,897	(289)	(518)	(81)	431	77	30	5,547

Other line items:
Non-operating items	(88)							364
Taxation (e)	(1,398)							(1,163)
(1) For the definition of organic movement and hyperinflation see pages 311-315.
(i)Reported figures in the table above have been extracted from the income statement for the years ended 30 June 2022 and 30 June 2023.
(a) Exchange
The impact of movements in exchange rates on reported figures for operating profit was principally in respect of the unfavourable exchange impact of the weakening of the sterling and Nigerian naira against the US dollar, partially offset by the strengthening of the
Mexican peso and the Brazilian real.
The effect of movements in exchange rates and other movements on profit before exceptional items and taxation for the year ended 30
June 2023 is set out in the table below.

Gains/ (losses) (re-presented) $ million
Translation impact	(395)
Transaction impact	(123)
Operating profit before exceptional items	(518)
Net finance charges – translation impact	29
Net finance charges – transaction impact	8
Net finance charges	37
Associates – translation impact	(37)
Profit before exceptional items and taxation	(518)

	Year ended 30 June 2023	Year ended 30 June 2022
Exchange rates
Translation $1 =	£0.83	£0.75
Transaction $1 =	£0.77	£0.78
Translation $1 =	€0.96	€0.89
(b) Acquisitions and disposals
The acquisitions and disposals movement in the year ended 30 June 2023 was primarily attributable to the disposal of the United
Spirits Limited (USL) Popular brands and Guinness Cameroun S.A.
See pages 260-264 for further details.
Business review (continued)

(c) Exceptional items
In the year ended 30 June 2023, exceptional operating items were a loss of $766 million (2022 – a loss of $477 million), mainly due to charges related to brand impairment ($613 million) and the supply chain agility programme ($121 million).
In the year ended 30 June 2023, exceptional non-operating items were a gain of $364 million (2022 – a loss of $88 million), mainly driven by the gain in relation to the sale of Guinness Cameroun S.A. ($343 million).
See pages 246-250 for further details.
(d) Fair value remeasurement
The adjustment to cost of sales reflects the elimination of fair value changes for biological assets in respect of growing agave plants of
$nil for the year ended 30 June 2023 and $7 million loss for the year ended 30 June 2022. The adjustments to marketing and other operating expenses were the elimination of fair value changes to contingent consideration liabilities and earn out arrangements in respect of prior year acquisitions of $157 million gain for the year ended 30 June 2023 and $87 million gain for the year ended 30 June
2022.
(e) Taxation
The reported tax rate for the year ended 30 June 2023 was 20.6% compared with 24.1% for the year ended 30 June 2022.
Included in the tax charge of $1,163 million in the year ended 30 June 2023 is a net exceptional tax credit of $226 million, including an exceptional tax credit of $154 million in respect of brand impairments, mainly the McDowell's brand, a tax credit of $68 million in respect of the deductibility of fees paid to Diageo plc for guaranteeing externally issued debt of its US group entities, a tax credit of
$27 million in respect of the supply chain agility programme, partly offset by a tax charge of $52 million in respect of the sale of
Guinness Cameroun S.A.
The reported tax charge for the year ended 30 June 2022 included an exceptional tax credit of $40 million, comprising exceptional tax credits of $45 million and $24 million on the impairment of the McDowell's and Bell's brands respectively, partly offset by an exceptional tax charge of $29 million in respect of the gain on the sale of the Picon brand and a further tax charge of $4 million in respect of winding down operations in Russia.
The tax rate before exceptional items for the year ended 30 June 2023 was 23.0% compared with 22.6% for the year ended 30 June
2022.
(f) Return of capital
Diageo completed a total of $1.7 billion return of capital for the year ended 30 June 2023, which included $1.1 billion related to the successful completion of Diageo’s previous share buyback programme in which $5.8 billion of capital was returned to shareholders, and returned an additional $0.6 billion of capital to shareholders which was announced as a new share buyback programme on 26
January 2023 and completed on 2 June 2023.
In the year ended 30 June 2023, the company purchased 37.8 million ordinary shares (2022 – 61.2 million) at a cost of $1,673 million
(including transaction costs of $16 million) (2022 – $2,985 million including transaction costs of $21 million). All shares purchased under the share buyback programme were cancelled.
Business review (continued)

Movement in net borrowings and equity

Movements in net borrowings	2023	2022
	re-presented $ million	re-presented $ million
Net borrowings at the beginning of the year	(17,107)	(16,832)
Free cash flow (1)	2,235	3,779
Movements in loans and other investments	(68)	(96)
Acquisitions (2)	(404)	(278)
Investment in associates (2)	(112)	(86)
Sale of businesses and brands (3)	559	102
Share buyback programme (4)	(1,673)	(2,985)
Net sale of own shares for share schemes (5)	36	24
Purchase of treasury shares in respect of subsidiaries	—	(20)
Dividends paid to non-controlling interests	(117)	(108)
Net movements in bonds (6)	887	911
Purchase of shares of non-controlling interests (7)	(178)	—
Net movements in other borrowings (8)	69	105
Equity dividend paid	(2,065)	(2,300)
Net decrease in cash and cash equivalents	(831)	(952)
Net increase in bonds and other borrowings	(958)	(1,022)
Exchange differences (9)	(646)	1,967
Other non-cash items (10)	(40)	(268)
Net borrowings at the end of the year	(19,582)	(17,107)
(1) See page 316 for the analysis of free cash flow.
(2) In the year ended 30 June 2023, acquisitions included upfront payments of €246 million ($261 million) for Kanlaon Limited and
Chat Noir Co. Inc. (the owner of Don Papa Rum) and $102 million for Balcones Distilling.
In the year ended 30 June 2022, acquisitions included the final earn-out payment in respect of the Casamigos acquisition amounting to
$113 million and upfront payment of $82 million for 21Seeds.
In the years ended 30 June 2023 and 2022, investment in associates included additional investments in a number of Distill Ventures associates.
(3) In the year ended 30 June 2023, sale of businesses and brands included the disposal of Guinness Cameroun S.A. beer business for a net cash consideration, net of disposal costs, of $438 million and the disposal of the Popular brands of Diageo’s USL business, for a cash consideration, net of disposal costs, of $92 million.
In the year ended 30 June 2022, sale of businesses and brands included the cash received on the disposal of Picon brand, net of transaction costs.
(4) See page 94 for details of Diageo's return of capital programmes.
(5) Net sale of own shares comprised receipts from employees on the exercise of share options of $63 million (2022 – $43 million)
less purchase of own shares for the future settlement of obligations under the employee share option schemes of $27 million (2022 –
$19 million).
(6) In the year ended 30 June 2023, the group issued bonds of $2,000 million ($1,989 million - net of discount and fee) consisting of
$500 million 5.2% fixed rate notes due 2025, $750 million 5.3% fixed rate notes due 2027, $750 million 5.5% fixed rate notes due
2033 and €500 million 3.5% fixed rate notes due 2025 ($548 million - net discount and fee), and repaid bonds of $300 million and
$1,350 million. In the year ended 30 June 2022, the group issued bonds of €1,650 million ($1,800 million - net of discount and fee)
and £892 million ($1,171 million - including discount and fee), and repaid bonds of €900 million ($1,060 million) and $1,000 million.
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
Business review (continued)

(9) In the year ended 30 June 2023, exchange loss arising on net borrowings of $646 million were primarily driven by unfavourable exchange movements on sterling and euro denominated borrowings and unfavourable exchange movements on cash and cash equivalents, foreign currency swaps and forwards. In the year ended 30 June 2022, exchange gains arising on net borrowings of
$1,967 million were primarily driven by favourable exchange movements on sterling and euro denominated borrowings and foreign currency swaps and forwards, partially offset by unfavourable movement on cash and cash equivalents.
(10) In the year ended 30 June 2023, other non-cash items were principally in respect of additional leases entered into during the year partially offset by fair value movements of interest rate hedging instruments. In the year ended 30 June 2022, other non-cash items were principally in respect of additional leases entered into during the year.

Movements in equity	2023 (re-presented) $ million	2022 (re-presented) $ million
Equity at the beginning of the year	11,511	11,719
Adjustment to 2021 closing equity in respect of hyperinflation in Türkiye (1)	—	349
Adjusted equity at the beginning of the year	11,511	12,068
Profit for the year	4,479	4,410
Exchange adjustments (2)	(358)	(583)
Remeasurement of post employment benefit plans net of taxation	(562)	661
Purchase of shares of non-controlling interests (3)	(178)	—
Hyperinflation adjustments net of taxation (1)	180	344
Associates' transactions with non-controlling interests	(8)	—
Dividend to non-controlling interests	(117)	(95)
Equity dividend declared	(2,071)	(2,286)
Share buyback programme (4)	(1,543)	(3,004)
Other reserve movements	376	(4)
Equity at the end of the year	11,709	11,511
(1) See page 312-314 for details of hyperinflation adjustments.
(2) Exchange movements in the year ended 30 June 2023 primarily arose from exchange loss driven by sterling, the Turkish lira, the
Indian rupee and the Chinese yuan, partially offset by gains in euro, Mexican peso and foreign exchange on borrowings designated into net investment hedge before the functional currency change. Exchange movements in the year ended 30 June 2022 primarily arose from exchange loss driven by the euro, the Turkish lira and the the Indian rupee, and includes foreign exchange on borrowings designated into net investment hedge before the functional currency change.
(3) On 24 March 2023, Diageo completed the purchase of an additional 14.97% of the share capital of East African Breweries PLC
(EABL). This increased Diageo's controlling shareholding position in EABL from 50.03% to 65.00%.
(4) See page 94 for details of Diageo's return of capital programmes.
Post employment benefit plans
The net surplus of the group’s post employment benefit plans decreased by $653 million from $1,392 million at 30 June 2022 to $739 million at 30 June 2023. The decrease in net surplus was predominantly attributable to the unfavourable change in the market value of assets held by the post employment benefit plans in the UK which was partially offset by the favourable change in the discount rate assumptions in the UK due to the increase in returns from ‘AA’ rated corporate bonds used to calculate the discount rates on the liabilities of the post employment benefit plans (from 3.8% to 5.2%). The net operating profit charge before exceptional items increased by $38 million from $52 million for the year ended 30 June 2022 to $90 million for the year ended 30 June 2023.
During the year ended 30 June 2023, following a remeasurement of the Diageo Lifestyle Plan, Diageo made a $19 million one-off deficit contribution to satisfy minimum funding requirement.
Business review (continued)

'Spirit of Progress'
Putting positive societal impact at the heart of our business strategy
We are a successful global business, building and nurturing some of the world’s most recognised brands. A fundamental part of our success is taking focused action at scale to make our business sustainable and resilient for today and for future generations.
Responding to the issues that matter
‘Spirit of Progress‘ is Diageo's environmental, social and governance (ESG) action plan designed to address the most material issues facing our company, brands, people, suppliers and communities. Its ambitions are embedded in our business strategy and it aims to make a positive impact on people and the planet everywhere we live, work, source and sell.
At the heart of ‘Spirit of Progress‘ framework are three priorities:
•Promote positive drinking – changing the way the world drinks for the better, through promoting moderation and addressing the harmful use of alcohol.
•Champion inclusion and diversity – creating an environment where everyone contributes to a better business.
•Pioneer grain-to-glass sustainability – preserving the natural resources we all depend on.
At the launch in 2020, we set out a series of ambitious priority targets that aimed to deliver progress against our most material ESG issues.(1) We are proud to have already met several targets well ahead of schedule, including two, supporting the promotion of positive drinking.
However, ESG strategy and reporting is a fast-moving area, and we regularly assess our strategy in the context of successes and challenges, changes in the reporting landscape and feedback from our stakeholders. All companies are dealing with uncertainty in meeting ESG-related ambitions, and we are no different. We focus on external factors we can influence, however there remain many external factors which we can't control. As a result, our roadmaps to delivery on our targets remain subject to uncertainty across most areas. We also regularly apply our learnings from successes and challenges to update our roadmaps.
Therefore, in fiscal 24, we have reconsidered the underlying targets in our three priority areas. Our objective has been to direct our resources towards those areas where our learnings and engagements with stakeholders tell us we have the best opportunity to mitigate the highest risks and deliver the highest impact. Our review has also considered preliminary results of a refreshed double materiality assessment ahead of our alignment with the requirements of the European Union’s Corporate Sustainability Reporting Directive
(CSRD).
This section of the Annual Report sets out our progress against our 12 priority performance targets which cover the areas most material to our business. We believe the selected performance targets also address our highest risks and as a result, we will be directing a higher proportion of our resources to these priorities to accelerate action, maintain momentum and refocus our efforts. The remaining targets will continue to be part of ‘Spirit of Progress‘ and further details of actions taken can be found in our ESG Reporting
Index and on our website. We have also included context on target changes in our Reporting boundaries and methodologies, starting from page 322-343.
Promote positive drinking
Around the world, we reach and engage audiences with messages that aim to change attitudes, whether it's highlighting the harm of underage drinking or binge drinking, warning of the dangers of drink driving, or using our brands to highlight the importance of moderation.
We are proud to have met our 2030 targets for DRINKiQ and
brand-led moderation campaigns in fiscal 22 and 23 respectively.
They remain important tools in our work to promote positive drinking and are embedded into our operations.
Our educational programmes, designed to change attitudes to the risks of alcohol misuse, are targeted at areas we believe we can have the biggest reach and impact, particularly in the context of each geography where we sell our products.
As a result, we will be increasing our focus on SMASHED, an award-winning programme providing education on the dangers of underage drinking, and on raising awareness of the dangers of drink driving through educational programmes and other partnerships. Our reporting will reflect an increased emphasis on these programmes, while also providing qualitative information on our wider approach to promoting positive drinking.
Business description (continued)

Spirit of Progress' framework

See page 98
SPIRIT OF PROGRESS
See page 100
PROMOTE POSITIVE DRINKING
See page 110
CHAMPION INCLUSION AND DIVERSITY
See page 121
PIONEER GRAIN TO GLASS SUSTAINABILITY
See page 103
DOING BUSINESS THE RIGHT WAY
• Business integrity
• Standing up for human rights
• Our people and culture
• Health and safety
See page 121
PRESERVE WATER FOR LIFE
See page 123
ACCELERATE TO A LOW CARBON WORLD

(1)  For the materiality matrix please refer to our ESG Reporting Index.
Champion inclusion and diversity
Championing inclusion and diversity is at the heart of what we do. Our experience and belief is that gender and ethnic diversity in our leadership population helps drive better and more sustainable performance. We also believe that providing hospitality and business skills through Learning for Life to under-represented groups helps support both our communities and an industry that is a crucial partner for Diageo. Therefore, we will continue to maintain a strong focus on these areas and report on our progress in our Annual
Report.
We will also continue to track our spend with diverse suppliers; please refer to our ESG Reporting Index for more information.
Our other inclusion and diversity ambitions remain important to our holistic value chain strategy; our qualitative reporting on our work with women in our community beneficiary programmes, progressive marketing portrayal and Diageo Bar Academy is included on page 112.
Pioneering grain-to-glass sustainability
Our business depends on natural resources, and we are directly affected by changes in climate and the related challenges of water- stress and nature loss. Our refined action plan focuses on two key areas: water and greenhouse gas emissions.
Water is our most important natural resource and water-stress is a growing challenge in many countries. We will be accelerating our efforts to maximise our stewardship of this precious resource, prioritising water efficiency in own operations around the world, replenishment in water-stressed communities and collective action to improve water accessibility, availability and quality as priority performance targets.
We are proud to have met our commitment to investment in access to clean water, sanitation and hygiene (WASH) in fiscal 23 and will continue to partner with communities to ensure the same level of impact is delivered, providing clear examples each year.
Greenhouse gas emissions contribute to climate change, and we must do our part to reduce them.
We will continue to focus on reducing greenhouse gas emissions in our direct operations around the world, investing in energy efficiency and switching to renewable energy. We will continue to work with our suppliers to decarbonise, but as described on pages
125-126, we will be refocusing our supply chain efforts on areas where we exert the most control and those categories of emissions which are most material to our footprint. Our Scope 1, 2 and 3 greenhouse gas emission reduction goals will remain as priority performance targets.
Our efforts to reduce emissions are supported by key packaging targets, including reducing packaging weight and increasing recycled content, for which we will continue to provide quantitative data. We also believe strongly that our regenerative agricultural programmes will reduce emissions, address water-stress and nature loss over the longer term.
Other supporting targets relating to our efforts to reduce greenhouse gas emissions, including renewable energy, our work with smallholder farmers, and other packaging and waste targets, will continue to be tracked and reported in our ESG Reporting Index.
Business description (continued)

Maintaining and measuring culture
Our culture is defined by our people, who are dedicated to driving sustainable growth by doing business the right way, every day, everywhere. To enable this, we focus on embedding our culture in all aspects of our business, keeping people safe, protecting human rights and living our values through our Code of Business Conduct. We report on each of these topics in turn in this section (see page
105-109).
Governance
Both the Board and the Executive Committee oversee ‘Spirit of Progress‘. As Chief Executive, Debra Crew, is ultimately accountable for the overall performance of Diageo's ESG action plan, and its targets. Each target has a member of the Executive Committee accountable for delivery and progress is reviewed regularly by the Executive Committee and the Board. The Board reviews our most material ESG issues, our strategy to address those issues and our targets used to measure our strategy in action. The review of our performance targets undertaken in fiscal 24 was led by members of the Executive Committee and approved by the Board.
Linking performance to remuneration
Our review of ‘Spirit of Progress’ did not change our view on five of our ambitions which are considered key performance indicators.
The targets in our long-term incentive plans include:
•Number of people who confirmed changed attitudes on the dangers of underage drinking following participation in a Diageo supported education programme.
•Inclusion and diversity – percentage of female leaders globally.
•Inclusion and diversity – percentage of ethnically diverse leaders globally.
•Improvement in water efficiency, measured by our water efficiency index.
•Reduction in greenhouse gas emissions in our direct operations (Scope 1 and 2).
These represent all three strategic priorities of our ‘Spirit of Progress‘ action plan, and reflect our vision to mitigate risks, act on opportunities and make a positive impact on people and the planet.
New regulatory frameworks
By 2026, we expect to report under the International Sustainability Standards Board (ISSB) and CSRD. We are undertaking a double materiality assessment, the results of which will be reported on in fiscal 25. Our preliminary view is that our materiality assessment supports our performance target review and simplification.
We continue to report aligned to the recommendations of the Taskforce on Climate-related Financial Disclosures (TCFD). Given the interconnectivity of climate and nature, we have incorporated some of the Taskforce for Nature-related Financial Disclosures
(TNFD) into our TCFD reporting, with an aim to be fully aligned with TNFD in the medium-term.
In the United States, California has recently enacted the Voluntary Carbon Market Disclosures Act, California Assembly Bill No. 1305
(AB-1305) requiring companies operating in California to make certain disclosures regarding carbon neutrality and carbon emissions reduction claims, and voluntary carbon offsets. We provide disclosures pursuant to AB-1305 in this section of the Annual Report, our Net Zero Carbon
Strategy on our website and our responses to CDP (formerly known as the Carbon Disclosure Project) climate change questionnaire, available through CDP's website.
Reporting transparently
We define our performance measures carefully, along with clear reporting boundaries and methodologies for each. For more details, see pages 322-343.
Business description (continued)

Promote positive drinking We want to change the way people drink – for the better. This is why we promote moderate drinking and invest in education programmes to discourage the harmful use of alcohol.
We want to change the way the world drinks – for the better. Our brands have been part of people’s celebrations for generations; we make them with pride and they are made to be enjoyed responsibly.
We embrace our responsibility to proactively promote positive drinking. Therefore, in 2020, as part of the 'Spirit of Progress' strategy, we unveiled our Positive Drinking approach with four pillars to deliver impact and change:
•Tackling harmful drinking through education.
•Promoting moderation via our brand marketing.
•Tackling underage drinking.
•Changing attitudes to drink driving.
We continuously evaluate our strategies, considering both opportunities and learnings. After incorporating feedback from our stakeholders, the decision was taken that in fiscal 24 we would continue to scale our education programmes to address underage drinking and drink driving.
Having hit our targets for DRINKiQ, our interactive online education platform and moderation messaging in our brand strategy, we embedded these crucial programmes into the rhythm of our daily business, with examples on page 101.
Protecting young people
We believe it is never acceptable for anyone underage to consume alcohol. That is why we have run campaigns and education programmes to combat underage drinking for many years.
SMASHED is a programme that educates young people aged 10-17 in 38 countries on the dangers of underage drinking. It was developed by Collingwood Learning, and we have been proud to sponsor it since 2018.
SMASHED began in 2005 as a live theatre production and has since been enhanced to enable online learning as well as live performances. To make the programme as successful as possible, the performance can be tailored to specific countries using local actors and cultural references.

Tackling underage drinking through SMASHED
Target by 2030 Scale up our SMASHED partnership and educate 10 million young people, parents and teachers on the dangers of underage drinking	Number of people educated on the dangers of underage drinking through a Diageo- supported education programme in fiscal 24
2.2m

●	2030 Target	10m
●	2023 progress to date	3.7m
●	2024 progress to date	5.9m

In fiscal 24 approximately 2.2m people have taken part in a live session or an online SMASHED programme. This includes a projected  1.8m people who have confirmed changed attitudes to the dangers of underage drinking based on our sampling of participant surveys. We have educated approximately 6 million people since our baseline year of 2018.
This year, our progress toward achieving our global SMASHED target has notably accelerated. From hosting regional partner summits in Latin America and Caribbean, reaching young people during school holidays in Africa to maximising online digital profiling of ideal partner schools in South East Asia, our approach to rolling out SMASHED in fiscal 24 has been innovative and collaborative.
Driving responsibly
We've long championed awareness on the risks of drink driving, including collaborating with law enforcement and local authorities.
In 2021, we launched the Wrong Side of the Road (WSOTR) digital learning resource with the United Nations Institute for Training and Research (UNITAR), aimed at raising awareness about the consequences of drink driving on individuals and communities.
WSOTR is available in digital and classroom formats and is now live in 24 countries.
Business description (continued)

Changing attitudes to drink driving
Target by 2030 Extend our UNITAR partnership and promote changes in attitudes to drink driving, reaching five million people	Number of people educated about the dangers of drink driving in fiscal 24
1.0m

●	2030 Target	5m
●	2023 progress to date	1.2m
●	2024 progress to date	2.2m

In fiscal 24, we reached 1m people through WSOTR and other drink driving programmes. To date, we have reached 2.2m people since fiscal 20.
This fiscal, we worked to accelerate the development and roll out of partnerships between our in-market teams and local governments as well as other key local stakeholders.
For example, in India, we continued to partner with Regional Transport Offices in eight states to embed WSOTR into the driving licence application process. We also ran a Greater Chennai traffic police anti-drink drive campaign. The WSOTR team organised an awareness drive with the Greater Chennai Police to educate people on the dangers of drink driving. Over 2,500 individuals were educated at 20 different locations through this initiative.
In South Africa we launched the WSOTR 'WhatsApp' campaign with the Department of Gauteng Roads and Transport. The objective was to empower Gauteng's youth with subsidised fees for learners licences, and through drivers' programmes promoting responsible drinking and creating safer roads. This campaign delivered approximately 50,000 completions of WSOTR.
We also look to develop partnerships with organisations that we believe will help deliver our mutual ambitions. Therefore, in February we partnered with Mothers Against Drunk Driving (MADD) in the United States, an organisation dedicated to the eradication of drink driving. With our combined expertise and resources, together we will focus on education, awareness, and prevention campaigns. As part of this partnership, MADD joined Diageo’s Multicultural Consortium for Responsible Drinking to help address the harmful use of alcohol in the Black, Latino and Native American communities. Diageo also became an inaugural member of the MADD Network.
Together we will continue to build on our learnings and accelerate our progress going forward.
DRINKiQ
For DRINKiQ, we have seen further momentum in fiscal 24 through the development of creative campaigns that have weaved together the global ambitions around DRINKiQ and moderation. For example, in March 2024, SUHO, a renowned K-pop star who leads the group EXO fronted a Diageo campaign ‘Enjoy the Flow, Savour Every Moment’ to promote moderation and responsible drinking. The digital campaign also led visitors in the APAC region to the DRINKiQ site. Within a week of the launch more than five million people viewed the campaign.
Business description (continued)

Make moderation aspirational
Moderation encompasses a broad range of different consumer behaviours and choices, such as choosing not to drink on certain occasions, or substituting a favourite drink with a non-alcoholic version. We aim to enable and reinforce the breadth of choices that consumers have to moderate. As well as delivering choice to consumers, we know through our insights work that making moderation feel aspirational and therefore a 'popular choice' is critical in driving positive drinking attitudes and behaviours.
In fiscal 24, we have successfully driven aspiration with a variety of campaigns, some led by a key brand, others leveraging a number of brands across our portfolio. Highlights include:
1.In October we launched Captain Morgan Spiced Gold 0.0%, the brand’s first alcohol-free offering, supported in Great Britain and Germany by the highly engaging 'Why You Whying' advertising campaign. The campaign reached over 19 million people in Great Britain and 14 million in Germany, with 82% of consumers in Great Britain and 90% of consumers in
Germany agreeing that the campaign 'makes drinking moderately feel like a popular choice'.
2.In December we launched the 'Magic of Moderation' campaign in Great Britain featuring Guinness, Johnnie Walker,
Tanqueray 0.0% and Seedlip. The campaign promotes moderate ways of drinking to allow people to make the most of their socialising occasions. The campaign reached five million people in Great Britain, with 85% of consumers agreeing that it
'makes drinking moderately feel like a popular choice'.
In addition to our brand moderation campaigns, our non-alcoholic brands also support our positive drinking ambition. We know that our 0.0 brands have a strong role to play in giving consumers choice and that communications for these brands can promote positive moderation behaviours and attitudes. For example, in fiscal 24, Guinness 0.0 has tapped into the moderation mindset to become the fastest growing alcohol-free beer in Great Britain and Ireland. The brand will be the official global responsible drinking partner of the English Premier League, providing further opportunities to support our positive drinking agenda.
Marketing in a responsible way
The Diageo Marketing Code (DMC) not only sets minimum standards for responsible marketing, it also represents a cornerstone of our corporate culture and the way we do business. The DMC includes, among other principles, our commitment to making sure we depict and encourage only responsible and moderate drinking, and never target underage audiences. We are proud to have a proven track record of compliance, which is underpinned by mature business processes, and appropriate checks and balances in every market we operate in.
In support of our commitment to responsible marketing, this year we have rolled out several tools to help our marketers uphold our standard more easily:
•A refreshed Digital Marketing Standard, with clearer requirements on social media governance, targeting adults in digital media and consumer data compliance, amongst other topics.
•An updated Influencer Marketing Standard, with enhanced requirements for selection of influencers, DMC briefing, approvals and required disclosures.
•A self-certification e-learning module, for all Diageo and agency staff to ensure understanding of the DMC.
•A test of an AI-based assistant to support human DMC reviews and approvals of marketing materials, making the process faster without compromising accuracy and control.
This year, the International Alliance for Responsible Drinking (IARD) reassessed our compliance with their Digital Guiding
Principles. These principles set out five measures that should be in place for all online alcohol marketing communications. We are pleased to report that, after having 155 items from 14 markets measured by an independent third party, our score was 100% full compliance rate. This achievement showcases how we leverage technology to uphold our responsible marketing practices, combining automated monitoring with robust social media governance.
Finally, across some of our markets, advertising monitoring and industry bodies publicly report breaches of self-regulatory alcohol marketing codes. No complaints about Diageo marketing were upheld by key industry bodies this fiscal year (see below) for any of the following markets: United Kingdom, Australia and Ireland.
One complaint was upheld in November 2023 against Casamigos, by the Distilled Spirits Council of the United States (DISCUS),
about an ad depicting motorcycle riding without a helmet and a product placement in a music video, which depicted some scenes of irresponsible consumption.
In response, Diageo agreed to not produce new Casamigos advertising content depicting motorcycle riding without helmets and removed all references to the music video from the brand’s channels.
Complaints upheld by key industry bodies that report publicly:
Business description (continued)

Incidents of non-compliance concerning marketing communications – fiscal 24(1)
Country	Body	Industry complaints upheld	Complaints about Diageo brands upheld
United States	Distilled Spirits Council of the United States	2	1
Australia	ABAC Scheme	33	0
United Kingdom	Advertising Standards Authority	0	0
	Portman Group	18	0
Republic of Ireland	Advertising Standards Authority for Ireland	3	0
(1)  From 1 July 2023 to 5 May 2024.

Doing business the right way
We want to do business in the right way every day, everywhere. We expect all stakeholders, including our people and suppliers, to demonstrate integrity, live our values, and behave in an ethical way as set out in our
Code of Business Conduct.

Business Integrity
Working with integrity is fundamental to our identity and organisational strategy. We make sure our people and suppliers demonstrate integrity, live our values and behave in an ethical way that underpins our Code of Business Conduct (Code). Each of us has a
responsibility for doing business the right way. By valuing not only what we do, but how we conduct business, we generate success worth celebrating.
'Diageo’s Business Integrity agenda is embedded in every part of their business
In September we were delighted to be named one of the winners of the 2023 NAVEX Customer Excellence Awards in the
Governance, Risk and Compliance ('GRC') Programme of the Year category.
Annually, NAVEX (the external provider of our Breach Management database, EthicsPoint) honours organisations that demonstrate the most innovative, impactful and successful risk and compliance programmes in practice today. The judges said: 'Diageo’s Business
Integrity agenda is embedded in every part of their business... [It] knows that performance can only be sustained if everyone is doing the right thing, every day, everywhere'.
Code of Business Conduct
Our Code sets out the basis for how we work and conduct business. It lists key principles which guide our day-to-day operations, decisions and interactions with colleagues and other stakeholders. Our Code forms what we stand for as a business and how we demonstrate our high standards of integrity and ethical behaviour.
Each year, all eligible employees complete mandatory training on the Code, and at the end of the training certify that they have read, understood and complied with the Code and our global policies. Training is via an interactive e-learning module accessible through any device or classroom training for those who do not have regular computer access. This year, 97% of eligible employees completed the training (fiscal 23: 97%).
In fiscal 24, we came together to celebrate our first ever Global Spirit of Integrity Day. The day covered key topics from our Code including data privacy, cyber risk and dignity at work, as well as our controls transformation and risk management programme.
Attended live by many of our employees, a number of our markets further enhanced the themes of the day by running complimentary sessions after the event. We expect to continue running similar programmes in the future.
Training our leaders
Treating each other with dignity and respect is an important part of doing business the right way. Our Dignity at Work training programme relaunched in fiscal 24, supported leaders with the right tools and behavioural guides to lead with integrity. The programme was also extended to new senior leaders joining the business in the year, and was included in a new managing director onboarding playbook.
Encouraging people to speak up
We encourage everyone to report potential breaches of our Code, policies or standards through our global confidential grievance and whistleblowing service, SpeakUp. The service, which is available through various channels (email, telephone and internet) in 19 languages, is monitored by the Global Business Integrity team to ensure that all allegations are handled appropriately, confidentially and fairly.
In fiscal 24, we launched a new campaign, 'I Spoke Up, Ask Me Anything', which addressed and enhanced awareness of the anonymous nature of SpeakUp reporting. See further details on SpeakUp cases raised in the year and the resulting actions taken in the
Audit Committee Report (page 178-187).
Business description (continued)

Managing third-party risks
Business integrity is also vital to our relationships with third parties. Our Know Your Business Partner (KYBP) programme helps us screen for potential risks before we start a contractual relationship. In fiscal 24, improvements were made to our Breach Management process including leveraging data analytics to better assess our third-party risk.
Standing up for human rights
At Diageo, we strive to create an environment where all our people feel they are treated fairly and with respect. We remain committed to acting with integrity in our roles, to ensure we are doing business in the right way, meeting external expectations and our own standards. We act in line with the UN Guiding Principles on Business and Human Rights (UNGPs) and are committed to embedding respect for human rights into everyone’s working day, in every country throughout our business and value chain. Our policies cover our responsibilities to protect the human rights of everyone working in our direct operations, our value chain and communities.
Our human rights governance
Our Code of Business Conduct and Global Human Rights Policy are an integral part of ensuring that Diageo’s culture is aligned with our purpose and values. Our Code is approved by our Board of Directors and our Global Human Rights Policy is approved by our
Chief Executive Officer. Our human rights strategy is reviewed on a periodic basis by the Audit Committee of the Board of Directors and by the Executive’s Audit and Risk Committee (ARC) as part of our principal risk on business ethics and integrity (see page 77-85 in our UK Annual Report). Responsibility for delivery is shared between the members of Diageo’s Executive Committee that are responsible for the human rights of our employees, suppliers and communities. A number of our Executives, senior business leaders and functional specialists lead the agenda via our Human Rights Steering Group (group and market level) and assess risks, emerging issues, compliance and remediation within our enterprise risk management processes.
Staying ahead of emerging legal requirements and increasing stakeholder expectations
We continue to monitor new regulations, including the EU’s Corporate Sustainability Due Diligence Directive, and in fiscal 24, took preparatory steps in anticipation of this regulation.
We have refreshed our list of salient risks, vulnerable groups, high risk markets and high risk commodities in our supply chain. We have implemented new risk assessment tools for our direct operations and supply chain that allow us to better detect and mitigate risk before an incident occurs. We are in the process of expanding our human rights due diligence further along our value chain – incorporating new businesses, brand promoters, third-party operations, suppliers', stakeholders and our customers. When material potential risks are identified, we look to put in place corrective action plans to mitigate the risk.
Focusing on salient human rights risks
In fiscal 24 we refreshed our assessment of salient risks that are most relevant to our business as specified in the Declaration on
Fundamental Principles and Rights at Work and the UNGPs. We looked at human rights benchmarks for our industry, priority commodities in our supply chain and the increasing interdependence between human rights and climate impacts.
The assessment identified the following salient risks: health and safety, wages and benefits, working time, harassment and bullying, discrimination, freedom of association and collective bargaining, child labour, forced labour, water sanitation and hygiene and land rights. Whilst we conduct ongoing due diligence in all areas, we have prioritised health and safety, wages and benefits, working time, harassment and bullying and discrimination based on severity, likelihood, attribution, leverage and breach data.
Prioritising vulnerable groups
We recognise that some groups of people are more vulnerable to human rights breaches and pay particular attention to these groups within our risk assessments. Determined by human rights frameworks, our value chain, and human rights impact assessments, our vulnerable groups are women, ethnic minorities, persons with disabilities, the LGBTQIA+ community, indigenous peoples, migrant workers and contract/temporary workers and children.
Assessing risk in our direct operations
We use a variety of risk assessment tools in our direct operations. This includes self-assessment questionnaires for all direct operations, third-party human rights assessments for high risk direct operations and deep dive assessments for groups that we consider more vulnerable to risk. Where assessments identify material human rights concerns or suggest our approach can be strengthened to better identify and prevent risk, we strive to put in place robust action plans to resolve matters, working with external experts when appropriate.
Assessing risk and compliance in our supply chain
Within our Sustainable Procurement team, a dedicated Responsible Sourcing team is in place to lead the management and implementation of our human rights approach beyond our own operations. Our Responsible Sourcing programme follows a risk-based approach to assessing adherence to our Partnering with Suppliers standard. Suppliers are risk-assessed against the following three criteria: location of supplier site(s), category of product or service and amount of spend. Suppliers who are assessed as high risk are required to undertake an independent third-party Sedex Members Ethical Trade Audit (SMETA) or an equivalent four-pillar ethical audit.
We have also mapped our salient risks within our full supply chain allowing us to prioritise our actions and drive positive social impact where it is needed most. Part of this assessment includes identifying the scale, scope, remediability and likelihood of our salient risks through different parts of our supply chain. These findings are helping us to focus our interventions on specific human
Business description (continued)

rights issues within each supply chain for greater impact. For more information, please refer to our ESG Reporting Index and our
Modern Slavery Statement.
Taking action to mitigate risk
Where we identify risk, we take action to mitigate the risk to our business and our people. For example:
•Contract labour review, recognising contract workers as a more vulnerable group than direct employees. This reviewed the effectiveness of our governance processes as well as conducting interviews with contract workers to share their views. Based on the findings and recommendations, we will strengthen our processes to improve our governance over contract labour.
•Global Dignity at Work Policy which tackles harassment and bullying in the workplace, and our Domestic and Family Abuse guidelines supporting employees, their friends and family who may be experiencing harassment and bullying outside the workplace.
•Global Brand Promoter standard and training which establishes principles and guidelines to protect brand promoters from the risk of sexual harassment.
•Child labour prevention programme for smallholder farmers, where we have trained key functions and business partners in
Africa to prevent child labour. We also deliver training direct to our smallholder farmers.
•Partnership with external parties to assess and address the health impacts of heat stress in sugarcane farming for our rum supply through improved access to shade, drinking water, personal protective equipment and rest schedules.
•Regular training for teams and suppliers so they can effectively manage human rights risks.
Providing access to grievance mechanisms
We provide a global grievance and whistleblowing mechanism to our employees, business partners and communities, called
’SpeakUp’. For more information, see Business Integrity (previous page)
Engaging our stakeholders
We recognise the importance of listening to and consulting stakeholders on issues that affect them. We do this on an ongoing basis through different mechanisms including worker interviews, reviewing grievance data and holding community dialogues.
Assessing the effectiveness of our approach
We measure the effectiveness of our human rights governance through our internal assurance framework and third-party human rights assessments, in addition to monitoring allegation and breach trends and root causes. We continue to enhance our risk mitigation plans based on lessons learned. For example, we took our brand promoter training online to increase accessibility.
This focus on due diligence and disclosure is crucial to us doing business the right way. It enables us to have transparency in our engagements with employees and all stakeholders. We will continue to focus on this important area, embedding respect for human rights into everyone’s working day, in every country and throughout our value chain.

Our people and culture:
The key to winning
Our talented and diverse workforce, together with our people’s passion for our brands and unique culture continues to be a competitive advantage for our business, enabling our people  to perform at their best.

Highly engaged, talented and diverse workforce
At Diageo, we are proud to have strong employee engagement levels across our business. Despite challenging economic circumstances our people continue to express pride and passion for our consumers, business and brands. In our most recent Your Voice survey, a high proportion of our people (89%) are proud to work for Diageo, significantly exceeding the external benchmark(1) by 10 percentage points. Our overall engagement score also remains strong at 81%, which although being 3 percentage points lower than last year, is 5 percentage points higher than the external benchmark. This impressive engagement index puts us in an advantaged position as an employer of choice and enables us to attract and retain the best and most diverse talent.
Leadership and inclusive culture continue to be important drivers of employee engagement. We have built a workforce with the right blend of diversity and expertise in our leadership and line manager population. We continue to upskill our managers’ coaching capabilities, equipping them with the skills needed to inspire and develop their teams, through our line manager development programme. In our recent Your Voice survey, 81% of our people believe that their line managers encourage and value different perspectives and styles.
Career and talent management is crucial to sustaining high employee engagement levels and future-proofing our business performance. Our 'Craft my Career' initiative provides the platform for our people to have meaningful discussions on how they can grow and develop at Diageo. We also prioritise developing key talent for future roles through our global mobility and talent development programmes. In fiscal 24, 71% of our leadership appointments were internal talent and more than 5,500 people globally succeeded to make career moves which translates to an average of at least 15 people every day. We remained committed to enhancing digital, data and analytics capabilities, which are vital for our present and future growth. The Digital Talent Incubator programme was launched to further develop our digital capabilities and build a sustainable talent pipeline for digital roles. Additionally, through our
Business description (continued)

collaboration with an external partner specialising in digital capability building we successfully upskilled more than 3,000 employees in digital competencies, reaffirming our commitment to staying at the forefront of digital innovation.
Embedding a culture of speed and agility
We believe that a culture of speed and agility is important in the current operating environment, marked by increased volatilities and challenging macroeconomics. Our ability to respond faster to rapid changes in our internal and external environment will enable us to deliver consistent performance and maintain our competitive edge. Therefore, we embarked on a culture transformation journey in fiscal 24 to further embed speed and agility across our business. We have an advantaged and distinct culture in Diageo – that is characterised by the passion our people have for the business, a strong sense of ownership, purpose driven approach, a collaborative spirit, an inclusive mindset and a commitment to doing business the right way. We have continuously evolved our culture in Diageo over past 26 years, preserving our culturally distinctive strengths that continue to enhance performance, whilst accelerating the key shifts that will be critical to the next phase of Diageo’s growth ambition. As part of the culture transformation programme, we have designed four ’dial-up’ behaviours which represent the key cultural pivots we want to make. These behaviours have been purposefully chosen based on feedback from internal and external stakeholders including our employees. We have also refreshed our values to ensure proper alignment with our cultural aspirations. Our refreshed values are: passionate about consumers and customers, value each other, be better, proud of what we do. Our four 'dial-up behaviours' are externally curious, collaborating efficiently, experimenting, and learning and acting decisively.
Over the last nine months, we have immersed people in the culture change journey and equipped our employees to practise the new
'dial-up behaviours'. These immersion sessions have been facilitated by a passionate group of over 550 culture change champions and our business leaders. We have also integrated the 'dial-up behaviours' into our performance management, reward and recognition processes. Celebrate, our new and innovative recognition platform is now live in over 56 countries. Following an accelerated expansion in Q2 and Q4 of fiscal 24, it now reaches the majority of our employees. The programme helps foster a culture of gratitude and appreciation, using instant and more frequent peer-to-peer recognition aligned with our purpose of celebrating life every day, everywhere. Delivered through a modern consumer grade user experience, the platform has achieved a strong utilisation rate with over
90,000 recognition moments experienced - the equivalent to one award every six minutes. Furthermore, we are empowering and equipping our 4000+ people managers across the globe with the necessary tools to role model and influence behaviour change within their teams.
While we understand that cultural change can take time, we remain committed to amplifying and clarifying the expectations for our people. We believe that by doing so, we can build a more responsive and resilient workforce that is better equipped to thrive and succeed in today's rapidly changing business landscape.
(1) Based on a blend of Ipsos Karian and Box, Qualtrics benchmark data. Global Manufacturing benchmark includes organisations with global coverage that operate within FMCG and other industry sectors.
Creating the enabling environment for our people to work and thrive
We believe that people are at their best, both at work and at home, when they are physically and mentally thriving, emotionally balanced, financially secure and socially connected. Our wellbeing philosophy provides a framework around these four dimensions, ensuring that wellbeing is a part of our culture every day, everywhere. In our most recent employee opinion pulse survey, 88% of respondents felt they are aware of the health and wellbeing resources and support Diageo offers, which has in part been aided by active wellbeing champion groups. Markets are supporting the wellbeing of our people in different ways such as in Australia, where we have introduced ‘Wellbeing Leave’ encouraging employees to proactively plan time away from work to rest and support their wellbeing and in the United Kingdom, where we had a dedicated wellbeing day in May to recognise Mental Health Awareness Week.
In fiscal 24, we have further challenged the stigma around mental health. Building on our already launched mental wellbeing app,
Unmind, we have created a Mental Health Awareness eLearning and on World Mental Health Day we facilitated global conversations where leaders shared their own experiences of mental health, to both normalise and signpost to resources. We provide a focus on financial wellbeing through regular masterclasses and mental 'wealth' first aid training. Many markets have led employee physical wellness challenges, such as Ireland’s ‘Go Joe Challenge’.
Additionally, we have developed a suite of resources on a range of globally relevant topics such as sleep, physical activity and staying resilient during seasonal changes and have hosted multiple global conversations on topics such as menopause and men’s health.
Our Diageo Flex philosophy continues to offer employees opportunities to balance their work-life integration. Our family leave policy continues to be popular and amongst market leaders, with 701 employees utilising our extended paternity leave provision and 842 employees utilising our extended maternity leave provision in fiscal 24. Lastly, our investment in a multi-year technology transformation programme will make it easier for our people to do more fulfilling work, improve access to quality data and insights and drive greater productivity and efficiency in our business process.
Business description (continued)

Average number of employees by region and gender(1)

Region(2)	Men	%	Women	%	Not declared(3)%		Total
North America	1,844	59%	1,286	41%	14	—	3,144
Europe	5,972	57%	4,538	43%	14	—	10,524
Asia Pacific	5,797	66%	2,965	34%	1	—	8,763
Latin America and Caribbean	2,225	64%	1,272	36%	2	—	3,499
Africa	2,761	62%	1,675	38%	1	—	4,437
Diageo (total)	18,599	61%	11,736	39%	32	—	30,367
Average number of employees by role and gender(1)

Role	Men	%	Women	%	Not declared(3)%		Total
Executive(4)	7	54%	6	46%	0	—	13
Senior manager(5)	320	56%	252	44%	1	—	573
Line manager(6)	2,414	64%	1,330	35%	7	—	3,751
Supervised employee(7)	15,858	61%	10,148	39%	24	—	26,030
Diageo (total)	18,599	61%	11,736	39%	32	—	30,367
(1)This data has been compiled as monthly average based on the proportion of employees who have identified their gender identity as male, female or undisclosed, and is not fully representative of the gender identity or diversity within our employee population.
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
(7)All Diageo employees (excluding senior managers and Executive Committee) who have no direct reports.

Health and safety We prioritise the health and safety of our people throughout our value chain to ensure everyone is safe when working on- site, at home, on the road, every day, everywhere.
Embedding a culture of health and safety
We believe that safety is everyone's responsibility and an integral part of everyone's job. Empowering and involving our people in safety embeds our belief that there is no acceptable level of accidents.
Our Global Health, Safety and Wellbeing Policy, along with our Global Risk Management Standards, lay the foundation for our corporate approach to health and safety. We conduct risk assessments and utilise compliance systems, technology, and training that help us create and embed innovative ways of working that continuously improve safety.
We encourage our employees' participation and involvement in accident investigations and improvement initiatives, and also provide them with the most up-to-date health and safety training, so they can carry out day-to-day tasks and activities safely. In addition, we conduct company-wide communication campaigns and as such in fiscal 24 we held 'Stop and Think', 'Refocus our Minds', 'Leading for
Safety' and 'Strive for Zero' campaigns.
We have completed the first of our three-year 'Safer Together' strategy which incorporates a safety culture and a technology roadmap.
Our overall strategy is designed to prevent severe, fatal, and process safety incidents while enhancing our health and safety culture.
Our roadmap is designed to further embed an improved safety culture into all locations. Our technology roadmap includes digital solutions, automation, forklift truck technology, manual handling aids and artificial intelligence with the aim of improving our health and safety performance. Over the next two years we plan to invest over $50 million on 36 shuttle warehouses in our scotch operations where casks are put away on pallets by an automatic shuttle, removing manual handling, in an effort to improve safety and increase productivity. Our strategy and roadmaps extend to our contractors and third-party providers.
Business description (continued)

Company health and safety initiatives

DIAGEO
GLOBAL
GOVERNANCE
Health & Safety
STRIVE for ZERO
RULES & BEHAVIOURS
SLIPS, TRIPS AND FALLS
Be aware of balance/traction/grip
MANUAL HANDLING
Assess Load, Individual, Task, Environment (LITE)
CHEMICAL SAFETY
Understand your chemical risks
SITUATIONAL AWARENESS
Keep eyes and mind on task
SAFE DRIVING
Drive Defensively

Five elements of our *'Strive for Zero'* campaign

STOP, Think & Do!
DIAGEO
GLOBAL
GOVERNANCE
Arrive alive...
...avoid distractions when you drive
#SaferTogetherStopThink&Do

Theme from our *'Stop and Think'* campaign aimed at commercial teams

Senior Leadership supporting risk assessment reviews

AI platform in place at some European locations

Empowering responsibility: Fostering a safe work environment
Leaders across the organisation are responsible for cascading and implementing health and safety policies and procedures among their direct reports and third parties within their remit. We also expect all employees to take responsibility for their health and safety and those around them, by acting in accordance with our Code.
We utilise a variety of tools to identify health and safety risks as per our Global Health, Safety and Wellbeing Policy. Each location is required to perform hazard identification and risk assessments which assist us in identifying and addressing unsafe conditions. We also have a safe observation programme across all locations to identify unsafe behaviours, recognise positive behaviours and to report work-related hazards. All employees and third parties are encouraged to remove themselves from work situations they believe could cause injury or ill health. Hazards are logged on local action planning systems and tracked for closure.
To track the effectiveness of our approach, all our locations, markets and global functional teams regularly monitor and review health and safety. We report weekly our performance measures to the Global Supply Chain and Procurement Governance Leadership,
to Supply Chain and Procurement Leadership monthly and to the Executive Committee at quarterly meetings.
Our performance
We report on lost time accident frequency rate (LTAFR). This year, we sustained 1.06 lost-time accidents (LTAs) per 1,000 full-time employees (including directly supervised
contractors), compared to 0.91 in fiscal 23.
5 year LTAFR trend
Business description (continued)

Our LTAFR increased against last fiscal, driven by increased numbers of lost time accidents in Scotland and North America. Both of these markets together with tequila and Türkiye market implemented safety improvement plans aimed at improving safety performance and safety culture. These improvement plans will be continued into the next fiscal.
Our total recordable accident frequency rate (TRAFR) records work- related injuries that need more than first aid treatment decreased during this fiscal, demonstrating a consistent year-on-year improvement in our overall numbers across the last three fiscal years, with a notable improvement in our tequila and Türkiye market. We investigate each recordable accident to establish the root cause as well as uncover all contributing factors and insights we can learn from.
We share the key learnings across the organisation aiming to prevent recurrences. For more information, please refer to our ESG
Reporting Index.
(1) Fiscal 20 performance was impacted by Covid and reduced operations.
Continuous improvement initiatives
Our workplaces are constantly evolving with new technologies, processes, and equipment. Continuous improvement ensures that health and safety measures keep pace with these changes, addressing emerging hazards effectively. In fiscal 24 we introduced several initiatives and will continue to do so as part of our culture and technology roadmaps in fiscal 25.
•Across our commercial organisation, we have launched a driver training programme – a driver behaviour monitoring application, which provides bespoke training modules linked to the individuals driving behaviour.
•We continue to roll out the Diageo Behavioural Standard in Africa, focused on assessing the safety culture of our African locations, which inform action and communication plans. Plans have started in Mexico to roll out this global standard across our tequila business. Other regions such as Europe and North America are working with consultants to launch a standard suitable to their bespoke activities.
•We introduced a new AI platform in some of our European facilities. The platform provides a 3D visual interface of the location and allows staff to interact with various safety 'tools' in a very intuitive, visual way within this digital space. Using a range of media including; touch screens, large format digital kiosks, tablets and mobile devices staff and visitors can interact with all elements of the safety management systems. This includes site induction and familiarisation, reporting safety hazards, completing safety observations, communication of safety incidents and access to a range of safety documentation. In addition, the digital platform provides 3D representation and digital twin model of the workplace, developing people's spatial awareness and providing an intuitive medium for training and safety awareness.
•We are continuing to improve our data capabilities to predict and prevent injuries.
•We continue to develop our global health and safety platform and are introducing electronic solutions for permit to work, management of change and contractor management.
Continuous improvement in health and safety is vital as we continue to enhance workplace conditions and reduce risks.
Business description (continued)

Champion inclusion and diversity Championing inclusion and diversity is at the heart of what we do, and is crucial to our purpose of ‘celebrating life, every day, everywhere’.
Our people are critical to our success. We believe everybody should be able to work in an environment where they can thrive, and their contributions are valued. We are proud that in our most recent Your Voice survey, 81% (fiscal 23: 84%) of employees would recommend Diageo as a great place to work and 83% (fiscal 23: 85%) agreed that people from different backgrounds and opinions can be themselves and thrive in the company. Despite a small drop in results, our outcomes are above external benchmarks.
We are committed to shaping broader societal change, reflective of our consumers. We look to champion this across our entire business – with our people, through our value chain, across our brands and within the communities in which we operate. Inclusion and diversity is a critical enabler of our ‘Spirit of Progress’ ambitions and every senior leader plays their part and is incentivised in driving progress to deliver this ambition.
Whilst we celebrate where we are today, we know there is more to do. Alongside progressing our gender and ethnicity ambitions, we must also focus on achieving our ambitions across all aspects of diversity.
Strengthening our female talent pipeline
In fiscal 24, representation of women in leadership roles, including our Executive Committee, remained strong at 44%, against our
2030 ambition of 50%. We're proud to have 70% female Board representation, and 46% female Executive Committee representation.
This led to Diageo being recognised as a Top Ten Best Performing company for both women on boards and in leadership roles in the
FTSE Women Leaders Review. We have also been listed first in the United Kingdom and third globally from 4,000 companies in the
Equileap Gender Equality Report recognising our continued commitment to leading the way in gender equality.
We focus on strengthening our female leadership pipeline and investing in the next generation of female leaders, particularly across areas where women have historically been under-represented, including commercial, general management and supply roles. Examples of this include our 'Horizons' development programme piloted in fiscal 24 to strengthen general manager succession and support the transition of leaders across functions, with 55% female representation in our first cohort. We launched the Global Supply Chain and
Procurement 'Accelerator' leadership programme of which 66% of participants were female and the 'Striding Women' initiative across
LAC strengthening retention and diversity of future talent. Our North America business also launched a commercial pilot partnering with Sistas in Sales (SIS), an organisation committed to serve women of colour in professional sales careers across the United States.
These initiatives are complemented by our policies and practices – helping us to foster a gender-inclusive environment, providing support at varying life stages including our 'Family Leave' policy, ‘Thriving Through Menopause’ guidelines, 'Pregnancy Loss'
guidelines and our 'Fertility’ guidelines which recently launched in Ireland.
Our 20 Spirited Women Network chapters are key to creating and amplifying our guidelines and policies, as well as partnering with the business to best develop and grow talent. In fiscal 24 our Great Britain and Ireland chapters championed mentoring and coaching programmes reaching 364 pairings, of which 84% were female.
Maintaining ethnic diversity
Today, 40% of our Board and 46% of our leadership population, including our Executive Committee, is ethnically diverse and we are proud to have reached our 45% ethnicity leadership representation ambition ahead of 2030. We achieved this through 43% of internal promotions and
45% external appointments into the leadership cohort being ethnically diverse in fiscal 24. We want to maintain the momentum achieved to date, while embedding the actions and enhancing our culture that has led to such positive outcomes. Disclosure is key to this and we are proud that 96% of our leadership population and 71% overall, in the markets where legislation allows, have shared this information voluntarily.
We remain committed to creating a diverse and inclusive workforce that represents the communities we serve, and understand the importance of diversifying our talent attraction and external partnerships. In North America, we've renewed partnerships with
Prospanica (The Association of Hispanic MBAs & Business Professionals) and the National Black MBA Association to support a diverse talent pipeline. In Great Britain, we've partnered with Multiverse to launch a two-year apprenticeship programme aimed at under-represented groups in commercial roles. The cohort consisted of ethnically diverse and female apprentices, further strengthening our future leader pipeline.

Gender representation of our leadership(1), (3)
Role	Men	%	Women	%	Total
Leadership population(2)	327	56%	258	44%	585(3)
Business description (continued)

Ethnic representation of our leadership(1), (4)
Role	Ethnically diverse	%	Non- ethnically diverse	%	Decline to self- identify	%	Not disclosed	%	Total
Leadership population(2)	259	46%	270	47%	19	3%	20	4%	568
(1) This data is calculated as an average across the four quarters of fiscal 24.
(2) Leadership population encompasses Executive Committee and senior managers.
(3) One leader has opted not to disclose their gender; they cannot be positively attributed to either group and therefore are included.
(4) 18 leaders are based in countries that do not collect ethnicity data. As such, these leaders are not in scope. Please refer to the Reporting boundaries and methodologies for further information, see pages 322-343.
Building an inclusive culture through leading progressive policies and guidelines
Our market-leading policies and practices are shaped by and for our people and allow us to continue to provide an environment where they are supported and cared for.
We continue to embed and scale our existing policies and guidelines, including 'Domestic and Family Abuse', 'Gender Expression and
Identity’ and 'Disability Inclusion' guidelines. We also continue to support our employees’ individual circumstances and needs through our 'Flexible Working' and 'Wellbeing' philosophies. In fiscal 24 we launched our Carers Leave policy in the UK, which went beyond statutory entitlement giving our people up to 10 days paid leave to care, or arrange care, for dependents. This policy is accessible to all employees, regardless of gender, but we recognise that women are more likely to take up caring responsibilities. We will be extending this policy to other markets during fiscal 25.
Leveraging the power of our Resource Groups to drive inclusion locally
At Diageo, creating a sense of belonging for everyone is at the heart of everything we do. Our 60 employee resource groups (ERGs)
worldwide champion key calendar moments that represent the voice of our consumers and promote inclusivity. These include events such as Hispanic Futures Month led by 'Connectados'; Black Heritage Month sponsored by 'AHEAD' (African Heritage Employees at
Diageo); International Day of People with Disabilities in partnership with the 'We Are All Able' group; the 'Rainbow Network' Pride flag-raising event, and our annual Inclusion Week celebration now in its seventh year, seeing over 5,800 employees join across 29 virtual sessions.
In addition to this, fiscal 24 saw new initiatives and innovations including:
•Neuroinclusion – Diageo's first neurodivergent ERG PRISM launched in Ireland and Great Britain. In partnership with
PRISM, our Irish Brand Homes were accredited by Ireland's National Autism Charity  ‘As I Am’ as autism friendly attractions in November 2023.
•LGBT+ Gold Standard – The launch of Diageo India’s ‘Rainbow Network’ which saw members partner with the business to help secure the prestigious Gold Award for LGBT+ Inclusion by India’s Workplace Equality Index (IWEI).
•Guinness Luck of the Dragon – To toast Lunar New Year the ‘P.A.N' (Pacific Asian Network) ERG partnered with
Guinness Open Gate Breweries in Baltimore and Chicago to launch a limited-edition brew and identified two local Asian
American and Pacific Islanders (AAPI) nonprofits to support as part of the festivities.
Business description (continued)

Promoting inclusivity within our value chain
Part of how we promote sustainable growth, and a resilient supply chain is giving equal access to resources, skills, and employment opportunities in communities where we live, work, source and sell. An important way we deliver this is through Learning for Life
(L4L), our business and hospitality skills programme for people from under-represented groups. L4L also tackles barriers faced by other under-represented groups including ethnically diverse communities and people with disabilities. Our inclusive by design principles include recruitment practices, training content and venue accessibility, as well as modules on inclusion and diversity.

Building a thriving and inclusive hospitality industry
Ambition by 2030 Provide business and hospitality skills to 200,000 people, increasing employability and improving livelihoods through Learning for Life and our other skills programmes	Number of people reached through Learning for Life and other skills programmes in fiscal 24
36k
200k

●	2030 Target	200k
●	2023 progress to date	62k
●	2024 progress to date	98k

In fiscal 24, we reached 36,000 people in 36 countries and territories with L4L, over 50% of them women. To deliver an even greater positive impact, this year we piloted new partnerships with our customers and distributors to increase employment rates for students graduating from our programme.
Through Diageo Bar Academy we provide accessible training and resources aiming to create a sustainable, inclusive, and thriving hospitality industry that works for all. In fiscal 24 we continued to deliver in-person and online training to hospitality workers, with an emphasis on women, in Africa (Zambia, Mozambique, Cameroon) and India to support their industry progression.
Increasing the representation of diverse voices through our progressive marketing practices
As one of the world's largest advertisers, we're committed to playing our part across the industry to ensure that everyone, from script to screen, sees themselves represented. We use our marketing to challenge stereotypes and commit investment to address under-
representation of diverse voices in media, making mainstream media more inclusive.
In fiscal 24, we are proud to have made significant advancements in our accessibility practices across our media and campaigns.
Working with television station ITV, Guinness made sporting history by trialling live descriptive audio commentary for two Guinness
Six Nations rugby games, to help make sure blind and partially-sighted fans could follow every aspect of the game. Smirnoff’s biggest global campaign for over a decade, 'We Do We', launched across different markets shining a light on under-represented groups and advocating for more inclusive socialising. In the UK, the brand partnered with accessibility and inclusive consultancy, 'Tilting the
Lens', to execute an 'access for all' pledge to make socialising and our events more accessible. In India, Smirnoff partnered with Kala
Ghoda Art festival, one of India’s top exhibition festivals in Mumbai to support the Hijra community, a transgender community facing significant social exclusion. In Brazil, the brand partnered with IZA, launching a unique track and dance challenge to support local
Afro-Brazilian communities and Pride activities across the country.
Creating inclusive communities
We champion inclusion and diversity in the communities connected to our production sites and sourcing areas. We work with
WaterAid and CARE International UK to ensure that when we provide Water Sanitation and Hygiene (WASH) to communities in water-stressed markets, we also facilitate community dialogues to tackle social norms that prevent women's equal access to and agency over WASH. This year more than 50% of WASH committee members were women across our programmes in nine countries.
We have also expanded our inclusive approach to our work with smallholder farmers to include Kenya, Tanzania, Nigeria and Ghana.
In partnership with Sightsavers and CARE International UK, we provide equal access to agricultural training and resources for women, youth and people with disabilities.  See more detail in our ESG Reporting Index.
Business description (continued)

Driving sustainable economic impact with diverse suppliers
We believe diverse-owned and disadvantaged suppliers deliver sustainable economic impact in the many communities where we operate. We champion diverse suppliers through partnership, advocacy and celebrating success.
In fiscal 24, Diageo was awarded Platinum Top Global Champion for Supplier Diversity and Inclusion by WEConnect International.
This award recognises our deep commitment to global inclusive sourcing from diverse groups including ethnic minority, women,
LGBT, veteran and disabled-owned businesses. More information on our supplier diversity strategy and programmes can be found in our ESG Reporting Index.

Managing climate and nature risks and opportunities by pioneering grain-to-glass sustainability
Our business depends on natural resources and we are directly affected by changes in climate and the related challenges of nature loss, particularly freshwater. We continue to address the risks and opportunities that climate change and nature pose to our business through focused programmes on our most material risks, and greatest opportunities.

Introduction
We are committed to acting responsibly to mitigate our contribution to global warming, to conserve the environment on which we rely and to support our licence to operate and grow. Climate risk is intensifying, with extreme weather events and temperature rises taking place even faster than many scientists had expected. While our analysis suggests our business is resilient in the short- and medium-
term, we must take action now to ensure our continued resilience, as well as that of the communities in which we operate.
Pioneering grain-to-glass sustainability is how we adapt to climate change and address nature loss throughout our supply chain, mitigating the risks associated with changing environmental and biodiversity factors. Putting climate, nature and people at the heart of our strategy is good for our business and good for the planet. We believe that through the mitigations and adaptations we have in place or planned, our business is resilient to the impacts of climate change and nature loss.
Our Action Plan – ‘Spirit of Progress‘
Pioneering grain-to-glass sustainability means setting ambitious targets. Our ‘Spirit of Progress’ targets reflect our most material ESG issues and align to the UN Sustainable Development Goals. We are also proud to be a signatory to the UN's Race to Zero and Race to Resilience campaigns reflecting our commitment to climate change mitigation and adaptation.
The issues surrounding climate change are complex, making progress against our ambitious targets challenging – for example the measurement and reduction of Scope 3 greenhouse gas emissions, and the development of the infrastructure to reduce Scope 1 and 2 emissions are particularly challenging. As we become more advanced in understanding our impacts and taking action to address them, we will also evolve our practices and metrics. We regularly review our grain-to-glass sustainability strategy, and in fiscal 24 we further refined it to accelerate our water ambitions and refine our carbon focus. We have reconsidered how we prioritise and report on our most important topics, focusing on our priority performance targets. Performance against supporting goals including some of our packaging and waste targets have been separately reported in the ESG Reporting Index.
Reporting
We have used the guidance of the Task Force on Climate-related Financial Disclosures (TCFD) framework for reporting. Our Net Zero Carbon
Strategy (first published in 2022) outlines how we will achieve our decarbonisation vision across our business and value chain. We continually refine this strategy, considering the guidance of the UK Transition Plan Taskforce and we expect to refresh our strategy in the future to adapt to ever-changing market, infrastructure and policy conditions.
Increasingly we are incorporating nature risks and dependencies into our strategic planning. We have begun to identify and quantify our material impacts and dependencies, following the guidance of the Taskforce on Nature-related Financial Disclosures (TNFD)'s
LEAP (Locate, Evaluate, Assess, Prepare) framework.
Governance
Given the importance of the risks, we have governance processes in place to ensure that we consider and factor climate and nature risk into our business operations and planning processes. To supplement our ‘Spirit of Progress‘ governance (summarised on page 99), our sustainability teams and senior leaders hold monthly sustainability performance reviews. We track water efficiency and carbon reduction projects and hold quarterly strategic business reviews focusing on multi-year progress and plans. Significant risks identified are escalated to enterprise risk management forums at group level. We oversee climate and nature risk specifically at the highest level of the company, managing through these governance structures and processes:
•Executive sponsorship and responsibility is shared jointly between the President, Global Supply Chain & Procurement and
Chief Sustainability Officer (Ewan Andrew) and the Global Corporate Relations Director (Daniel Mobley).
•They are supported by our cross-functional Climate and Nature Risk Steering Group.
•The Climate and Nature Risk Steering Group provides regular updates to the executive sponsors and the Board which allows for potential risks and opportunities to be part of strategic decision-making.
•The Board retains ultimate responsibility for the oversight of climate-related risks and opportunities.
Business description (continued)

•Additionally, several cross-functional working groups are responsible for addressing the key risks and opportunities we identify.
•Any impacts on our consolidated financial statements from climate and nature risks and performance against non-financial metrics are shared with and considered by the Audit Committee annually.
•Any potential financial impacts from climate and nature risks are also reviewed and considered by the Audit Committee.

Board oversight		Audit Committee

Executive Committee ownership

Executive sponsors
President, Global Supply Chain & Procurement and Chief Sustainability Officer		Global Corporate Relations Director

Cross-functional Climate and Nature Risk Steering Group
Corporate relations	Supply & Procurement		Strategy
Risk	Finance	Legal	Marketin g

Working groups assigned to address key risks and opportunities identified
Risk Management
Identifying climate risks and opportunities
We divide climate risk into physical and transition risks. Physical risks include chronic changes, like sea level rises, temperature changes and acute events like floods, droughts and heatwaves. Transition risks arise from actions to mitigate climate change, such as policy and legal changes (e.g. carbon taxes); technology changes (e.g. renewable energy) or market changes (e.g. growing consumer demand for more sustainable products). Both categories of risk are already occurring and likely to increase. As temperatures continue to rise globally, we continue to assess and prepare for emerging physical and transition risks.
We are partnering with climate resilience and nature experts to identify and assess how generally recognised climate and nature risks apply specifically to our business. The factors that determine how climate change creates risks and opportunities for our business are multiple and complex, creating challenges in quantifying the size of the impact and likelihood of these risks. Notwithstanding, scenario analysis allows us to test the various assumptions related to climate change and how they may affect our business. This year, we have further developed our capability in modelling the impacts of climate change under physical and transition risk scenarios.
Climate change resilience
Our experience in managing the impact of normal variations in climatic conditions, water availability and agricultural yields has made us more resilient and adaptable. We do this through careful planning in our supply chain and procurement organisation. We work with peers to drive enhanced technological practices at scale, which  optimise crop management and seed quality. We also collaborate on the development of novel high-yielding, drought and temperature- resilient crop varieties. We manage water in a way that makes our operations more resilient and helps our local communities and agricultural sourcing areas to adapt, with a specific focus on water-
stressed areas. Since first referencing it in 2010, we have integrated climate risk into our enterprise risk management processes, within our principal risk factors. This is now an integral part of our strategic and business continuity planning.
Identifying and assessing our physical risks
To assess the physical risks that we are exposed to and how they may develop under various scenarios, from 2021 to 2024, we worked with climate resilience experts to look at all of our direct operations sites and key third-party suppliers. We have also included some sites that are planned or under construction, to ensure we understand their exposure and prepare their resilience. This table illustrates how we have phased the work:
Business description (continued)

Fiscal year	2021	2022	2023	2024
Markets/ regions assessed for physical risks	Largest supply centres •Scotland •North America	Highest water risk •Africa •Mexico •India •Türkiye	Remaining locations •Asia Pacific •Latin America and Caribbean •Europe	Acquisitions and additions to operational footprint •Asia Pacific •North America •Europe
Following each successive year's analysis, the total global physical risk footprint was refreshed.
We conducted physical risk assessments that measured the exposure and vulnerability of the activities at our sites, the key third-party operations and suppliers' assets to 19 climate-related hazards. In addition, we reviewed the vulnerability of the main agricultural materials and our key distribution routes to climate change. We then considered how the climate-related hazards and our site vulnerabilities would materialise under two different levels of future warming: Intergovernmental Panel on Climate Change (IPCC)
scenario RCP (Representative Concentration Pathway) 4.5 – medium warming of 2-3°C, and IPCC scenario RCP8.5 – severe warming of 4-5°C and two timeframes (to 2030 and to 2050). These scenarios were chosen to represent a 'worst case' (RCP8.5) and a 'medium case' (RCP4.5) under which to assess our resilience.

IPCC scenario	Description
RCP 4.5	Warming of 2-3°C by 2100
RCP 8.5	Warming of 4-5°C by 2100
For our own sites and many of our third-party operator sites producing  beverages on our behalf, we analysed climate-related risks they are likely to be exposed to. For those that are most strategically important or at greatest risk, we carried out more detailed assessments. At each location, we considered a combination of the different production activities (e.g. distilling and packaging) as well as parts of the supportive processes that might be affected (e.g. infrastructure, water supply and energy sources) and the 19 physical climate-related risks that might occur.
We also analysed our key suppliers' factories and warehouses; for example those handling our most critical or specialised ingredients and components, key agricultural commodities, and our most critical distribution routes, to identify which might be exposed to physical risk in the future.
Given the dependence of our business on agricultural raw materials, we gave this area particular attention, conducting detailed analyses of the most important crops used in our products. This research highlighted the vulnerabilities of each crop type, how their exposure may increase in the growing regions over time and the possible adaptation and mitigation responses to these. The diagram on page 116 illustrates the main risks the most important commodities are exposed to, by region.
In addition to the bulk agricultural raw materials outlined in the illustration, we conducted a high-level analysis of raw materials included in our products critical for the characteristics they impart – for example, juniper, angelica and liquorice. The results of the agricultural raw material assessments have informed and will continue to inform our strategy.
Risk assessment results – our most important physical risks
Our climate risk assessment, without consideration of mitigation or adaptation actions, confirmed three key points:
1.Water-stress, including drought, is our most significant climate-related physical risk in terms of prevalence, trajectory and potential financial impact. It affects our ability to produce our products, the access to agricultural ingredients that we need and, ultimately, our licence to operate.
2.All agricultural raw materials are at risk from climate change; we see that risk increasing under the timeframes and scenarios we analysed. Our models suggest that the costs of most commodities are likely to increase as a result of climate change, although estimates of the precise impact vary significantly depending on the model used and underscoring the difficulty of these projections. These factors potentially affect our own operations and those of some of our suppliers.
3.Acute weather events, including floods, winds, hurricanes/storms, heatwaves and wildfires, are projected to increase and may cause disruption to our operations, although their impact is unlikely to be as significant as that of the risks related to water and agricultural materials.
Business description (continued)

Geographical scope of our physical risk assessments

Region	Owned/key third- party sites assessed	Detailed assessments	Agricultural commodities	Supplier assets (factories, warehouses)	Ports
North America	14	4	8	86	6
Europe	79	13	18	262	27
Asia Pacific	70	11	6	281	9
Latin America and Caribbean	47	6	2	251	13
Africa	48	5	6	366	14
Total	258	39	n/a(1)	1,246	69
(1) Some commodities were analysed in more than one location

For more details on our scenario analysis approach, see the Non-financial reporting boundaries and methodologies section on pages 322-343.
Business description (continued)

Deep dive – our water scarcity risk
Water is vital to our operations and the raw materials we use when creating our products. We give great focus to understanding water-
related risks so we can mitigate and adapt to them.
In addition to our physical climate risk assessments to analyse the risks from water availability, water temperature, water quality and flooding, we also conduct water-stress analyses at our sites every two years.
We undertake this work using site surveys and World Resources Institute (WRI) Aqueduct data. We also complete water source vulnerability assessments (SVAs) to further enhance the insights we need to address risks. By fiscal 23, we worked with our expert partners to complete SVAs at 22 of our sites located in water-stressed areas; in fiscal 24 we completed SVAs on a further eight sites.
This work provides comprehensive insights into how our risk profile may vary with climate change, such as the degree of vulnerability to water-stress within our operations and supply chains. We can then use these insights to help us act where we believe it is most needed, whether that is in increased water efficiency requirements, replenishment commitments or prioritised climate adaptation planning.
Focus on water-stress
We have been regularly assessing our wholly-owned production sites for water-stress since 2008. The most recent water risk assessment, conducted in 2023, identified five new water-stressed sites and was updated in fiscal 24 to reflect changes in our operations due to disposals. We follow a three-step approach to assessing water-stress in our production sites, combining the results from the WRI Aqueduct mapping tool with external validation from independent hydrologists and internal site surveys encompassing physical, regulatory, social, and reputational considerations. Below are the operational sites that we have identified as being in water-
stressed areas, the sites for which we have conducted source vulnerability assessments (SVAs) and the countries where we have identified priority water basins.

Diageo operational sites located in water-stressed areas, and priority water basins in 2024

1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18
19
20
21
22
23
24
25
26
27
28
29
30
31
32
33
34
35
Sites
Sites where an SVA has been carried out
Countries where we have identified priority water

Mexico
- 1 El Charcon
- 2 Agricultural lands
- 3 La Primavera

Guatemala
- 4 Zacapa

Venezuela
- 5 Valencia

Brazil
- 6 Itaitinga

Ghana
- 7 Kaase
- 8 Achimota

Nigeria
- 9 Lagos

Uganda
- 10 Kampala

Tanzania
- 11 Mwanza
- 12 Moshi
- 13 Dar es Salaam

South Africa
- 14 Isipingo

Kenya
- 15 Kisumu
- 16 East African Maltings
- 17 Tusker

Seychelles
- 18 Seybrew

Türkiye
- 19 Alaşehir
- 20 Şarköy
- 21 Acıpayam
- 22 Nevşehir
- 23 Tarsus
- 24 Taşel

India
- 25 Nashik
- 26 Baramati
- 27 Aurangabad
- 28 Alwar
- 29 Pioneer
- 30 Nacharam
- 31 Malkajgiri
- 32 Kumbalgodu
- 33 Asansol
- 34 Gopalpur

Indonesia
- 35 LKJ Packaging

Business description (continued)

Quantitative impact of physical risk determined by scenario analysis
This year, we collaborated with climate resilience experts to develop and implement an automated scenario analysis tool to inform our climate adaptation strategy. The tool allows us to perform further scenario analyses and test numerous sensitivities to defined variables. For example, we can analyse the sensitivity to climate risks of certain categories or markets and estimate the impact of the adaptation measures that we have implemented. This is a significant step forward in the integration of climate risk into our strategic planning processes. We modelled the chronic risk of water availability, the acute risk of drought, commodity price increases due to climate change and one-off climate-related events.
Water-stress and drought
Under the warming scenarios we modelled, nearly a quarter of our sales will be exposed to increased water-stress in both scenarios and timeframes. Under these warming scenarios, the absolute number of sites may not increase significantly, but, under both timeframes, those sites affected may suffer even greater shortages of water, which may impact our operations and the health and wellbeing of employees at those sites.
Analysing the financial impact of drought is particularly difficult due to the many factors involved, including the probability of drought, the length of time operations may be suspended and the impact of any adaptation or contingency measures. We have modelled what we are currently able to through scenario analysis, our own assessment of vulnerability and with highly conservative assumptions (e.g. limited downtime in all sites due to drought). We have concluded that, by 2030, we do not anticipate that drought will have a significant impact on our operations (including key third-party operations) or on our financial condition. Beyond 2030, it is more difficult to analyse, given the increased uncertainties inherent in modelling over a significant period of time. Our models show that adaptation actions are needed, particularly in the period between 2030 and 2050 in order to prevent impactful interruption to our operations and supply chains. If no action is taken, the outcome may potentially result in lost sales. In our strategy section below, we outline the interventions we are currently implementing to future-proof our business against drought.
Commodity scarcity and pricing
Commodity price increases due to climate change are more difficult to estimate, with the models we used producing highly varied estimates. Climate risk is likely to result in a projected price increase for the majority of our commodities. Our scenario analysis helps us build in commodity price risk into our raw material procurement strategies, particularly for crops with unique provenance (e.g.
agave and vanilla) or high sensitivity to growing conditions (e.g. hops). Our modelling suggests the biggest risks of higher prices in
2030 and again in 2050 are likely to impact agave, sorghum, rice, wheat, dairy and hops. There are considerable differences between models, but the impacts in both 2030 and 2050 may be significant.
Flooding and tropical storms
Flooding and storms are the next most likely physical risks to affect our financial performance, given the risk of damage to our sites and disruption to our supply of agricultural ingredients. Although the direct risk to our sites from acute physical events will increase, our scale, global supply footprint and capabilities in resilience management mean we are well-positioned to ensure flooding and storms do not interrupt our overall ability to serve our customers or have a significant financial impact on a global scale.
Heatwaves, wildfires and landslides are also identified as acute physical risks. Their potential financial impact is not modelled in our scenario analysis but adaptations to these risks are planned where they are projected to increase.
Identifying and assessing our transition risks and
opportunities
We have performed additional scenario analysis to estimate the financial impact of transition risks and opportunities under a Paris-
aligned emissions scenario (RCP2.6). The analysis provided us with a better understanding of our risks and opportunities associated with transitioning to a low-carbon economy. Through this analysis we have refined our financial estimation and gained further clarity on how to respond.
We identified those risks with the most potential impact by looking at our agricultural inputs, production and packaging, distribution and sales channels. Through this analysis, we were able to determine the most important transition risks and opportunities to monitor, including:
1.Decarbonisation costs: Changes to our supply chain and production costs, including carbon taxes and related changes to input costs (risk and opportunity).
2.Consumer behaviour: Changes in consumer behaviour to opt for more sustainable options, e.g. choosing circular products or locally produced brands (risk and opportunity).
3.Regulatory changes: Shifts in public policies, e.g. restrictions on packaging, water use, agricultural materials or land that affect our ability to make our products (risk).
4.Technology changes: Adopting low-carbon production of our products and packaging and the associated risk of not doing this fast enough (risk and opportunity).
Of those risks and opportunities outlined above, the greatest impacts are likely to arise from consumer behaviour and from input cost increases related to the cost of decarbonisation. The table on page 120 summarises the physical and transition risks and opportunities we consider the most important.
Business description (continued)

Quantitative impact of transition risks and opportunities
Transitioning to a low-carbon economy presents both risks to and opportunities for our business. Through our scenario analysis, we have been able to estimate the impact on our operations and financial condition to 2030, concluding that it is unlikely to be significant over that period – even assuming that we bear any changes in production costs.
Packaging is the key transition risk and opportunity
We identified that the key driver of transition risk to 2050, was our use of glass, which could contribute to an overall production cost increase. We noted that lower transport and energy costs would partially mitigate this impact. We acknowledge that extending the analysis to 2050 is subject to many variables and ambiguities and, therefore, substantial uncertainty. However, it allows us to estimate what a 'worst-case scenario' may look like, based on our best available modelling of cost trajectories.
Our modelling has allowed us to estimate the impact on our operations and the financial condition of some of the possible mitigating actions we take, which can include pricing, improvement in energy use, sourcing and using lightweight glass, reducing the carbon intensity of glass production and using returnable or reusable packaging. The results of the scenario analysis of both physical and transition risks are reflected in our assessment of viability and impairment (see page 86 of the UK Annual Report).
Business description (continued)

Summary of our most important climate risks and opportunities

Risks
Risk description	Water scarcity Increasing water scarcity and water-stress affects our ability to continue to source from and produce in water-stressed areas	Agricultural raw material availability Climate-related impacts on agricultural material availability cause scarcity or price increases
Category	Physical – chronic	Physical – chronic
Timeframe(1)	Short-term (one to five years), medium-term (five to 10 years) and long-term (10 to 30 years)	Medium-, long-term
Impact (if not mitigated)	Moderate(2)	Moderate(2)
Response examples
•Improvements in water use efficiency in
our operations, with more ambitious targets at
water-stressed sites
•Water replenishment plans in 100% of
water-stressed areas
•Collective action activities to improve
water security in Diageo's ‘priority water basins’
•Nature-based solutions that support
climate mitigation, adaptation and water
replenishment
•Exploring alternative formats and
ingredients with potential to reduce water use
•Rainwater harvesting, Aquifer recharge,
Dam de-silting

•Regenerative agriculture adaptations
•Smallholder farmer support
•Development of drought-resistant
ingredients (e.g. sorghum, anise and barley
varieties)
•Alternative sourcing locations
•Substitution with alternative crops
•Increased use of cover cropping
•Improved water management in
agricultural practices

Risk description	Input costs Policy changes (carbon taxation, shift to renewables) cause increases in input costs	Consumer behaviour Consumers prioritise purchasing more sustainable products, rejecting those perceived to have a negative environmental impact
Category	Transition – policy/legal	Transition – market
Timeframe(1)	Short-, medium-term	Short-, medium-, long-term
Impact (if not mitigated)	Moderate(2)	Moderate(2)
Response examples	Supply chain decarbonisation Engaging suppliers in low-carbon technology options for their operations Reduced packaging weight	Reduced packaging weight Increased recycled content in packaging Developing circular product offerings Purchasing more sustainably-grown raw materials Communicating these changes to consumers
Opportunities
Opportunity description	Supply chain decarbonisation Reducing our Scope 1, 2 and 3 emissions lowers our exposure to carbon taxes and related costs, and improves our reputation with customers and consumers	Innovation in sustainable products and packaging Developing more sustainable products meets consumers increasing demands
Category	Transition – policy/legal	Transition – market
Timeframe(1)	Short-, medium-term	Short-, medium-term
Impact (if not realised)	Moderate(2)	Moderate(2)
Response examples
•Decarbonisation programme and capital
investment in our operations
•Renewable energy investments
•Regenerative agriculture programme
•Collaboration, partnerships and capability
building within our supply chain

•Innovation to deliver more sustainable
products (e.g. refillable and reusable packaging,
alternative packaging materials)
•ecoSPIRITS (reusable glass packaging
format), lower waste, lower carbon distribution
technology

(1) Timeframes chosen align to those used in our scenario analyses, where short-term (one to five years) reflects the typical strategic planning timeframe, medium-term
(five to 10 years) includes the timeframe to 2030 which our scenarios model, and long-term (10 to 30 years) includes the timeframe to 2050 which is also modelled by our scenarios.
(2) 'Low' impact is defined as having a negligible impact on customer service, or an absorbable disruptive impact on one or more brands. 'Moderate' impact is defined as disruption to production/supply chain creating an inability to service a small portion of our customer base, the impact of which is manageable; or a significant short-
term impact on one or more of our core or local priority brands that is absorbable by the business. 'High' impact is defined as an inability to service a significant portion of our customer base, or major reputational damage.
Business description (continued)

Integrating nature risk into our climate risk strategy
In alignment with the recommendations of the Taskforce on Nature-related Financial Disclosures (TNFD), we have commenced assessing our nature-related dependencies, impacts, risks and opportunities. We conducted a nature baseline across our supply chains during fiscal 24. We identified material pressures across the value chain and estimated our contribution to environmental impacts. We identified the geographic areas where these could be harmful to nature, using datasets covering four dimensions of nature: land, water, biodiversity and ecosystem services. Our assessment encompassed our agricultural upstream supply chains, our direct operations and an initial assessment of some of our packaging supply chains.
Results of our nature risk assessment
The greatest risks are to our agricultural raw material sourcing arising from water scarcity, as much of our agricultural materials are grown in water-stressed regions. The results aligned with the observations from our climate scenario analysis. The raw materials with the highest relative nature impact were assessed as agave, broken rice, sugarcane, sorghum and barley.
Although we have been conducting climate risk assessments for several years, this nature risk assessment is a new analysis and only a subset of ecosystem services could be incorporated into the model. We have made good progress on understanding our dependencies and impact on nature and have begun to weave nature into our broader strategy. We intend to continue our assessment of and response to nature-related dependencies, impacts, risks and opportunities, aligned to the recommendations of the TNFD.
Our strategy for grain-to-glass sustainability
Our 'Pioneer grain-to-glass sustainability' strategy acknowledges the breadth of the environmental and social consequences of a changing climate and our dependencies on nature and people. It recognises how interlinked these issues are and how deeply connected and dependent our value chain is on nature, broader society and its evolving expectations. We continue to learn and evolve our approach, aiming to take action where it has the most material impact.
Our targets are mapped against our most material issues, water and carbon, and reflect the complexity of the risks and opportunities we face. By taking action and delivering on our commitments, we are taking steps to make our business more resilient while preserving our licence to operate and grow.
Our carbon and water roadmaps outline the projects needed to deliver our 2030 targets. These plans are backed by capital investment and undergo regular and rigorous stress testing to build confidence in our ability to deliver our targets. We are learning and improving our plans and are extending them across our supply chain. Enhancing and digitising our sustainability data and reporting framework has and will continue to provide more detailed insight into what is required to deliver our strategy.
We expect to invest around $1.2 billion between 2020 and 2030 to accelerate our ambition to preserve water and take a more focused approach to carbon reduction, with around $0.3 billion invested so far. Much of the progress within our own operations comes from our sites in Africa and India. We are beginning to see the impact of our investments in our North America and Europe regions, with more action to come as we head toward 2030.
Preserve Water for life
Water is the most important ingredient in our products. It is also a precious shared resource that is facing increasing pressure in many parts of the world, due to the impacts of climate change and the competing demands for freshwater resources. As outlined in our physical risk assessment, it is our most important climate risk.
In fiscal 24, we undertook a detailed review of our water strategy to assess how we are addressing risks and opportunities and to further accelerate our impact and approach. The results of this review underpin our current four-pillar strategic approach, focusing on operations, supply chain, communities and advocacy. We are prioritising the integration of our water programmes with other actions we are taking to address impacts on climate, nature and people. For example, a key development in our refreshed strategy is that we will extend our water replenishment and collective action programmes to include indirect water use in our upstream supply chain. As a result, we will increase the number of our priority basins to prioritise action. We will also better leverage our brands to deliver on our goals and increase our focus on engaging with governments to encourage progressive climate and water policy and investments. Our ambitious action on water will help to ensure our sites, supply chains and communities build resiliency in a changing climate.
Business description (continued)

Water efficiency
Target by 2030 Reduce water use in our operations with a 40% improvement in water use efficiency in water-stressed areas	Percentage change in water efficiency index from the prior year – in water-stressed areas
(6.2)%

Target by 2030 Reduce water use in our operations with a 30% improvement across the company	Percentage change in water efficiency index from the prior year – across the company
(3.7)%
Following a detailed review of our water use efficiency methodology in fiscal 23, we adopted an enhanced measurement methodology – the water efficiency index. This shows the aggregated change in water use efficiency across our production processes (brewing/packaging and distilling) weighted by their water use. Brewing/packaging do not require maturation; the process occurs closer to the sale of our products.
However, distillation can occur years before a product is packaged and sold. Therefore, efficiency in brewing/packaging is measured against the litres of product packaged, while distillation efficiency is measured against the litres of pure alcohol (LPA) produced, addressing the maturation period. This year, we used 29,820 m3 of water for agricultural purposes on land under our operational control in Mexico and
Türkiye. We report this separately from water used in our direct operations and do not include it in our water efficiency calculations. More detail can be found in our Reporting boundaries and methodologies section on pages 322-343. Our focus on water-stressed areas has continued to deliver strong water use efficiency performance with a 6.2% improvement versus fiscal 23 and 21.3% improvement since our fiscal 20 baseline. This was primarily driven by the continuous improvement initiatives at our sites in East Africa, where we further optimised our water recovery plants.
Our performance across the company on water use efficiency has improved by 3.7% in comparison to the previous year and by 15.6%
since our fiscal 20 baseline(1). We also delivered efficiency improvements in our Scottish sites, resulting from better performance of the reverse osmosis plant at our Cameronbridge site.
Four years into our action plan, we are ahead of our water use efficiency commitments, both globally and in water-stressed areas. Our efforts to date have been primarily focused on more established production regions with higher exposure to water-stress, like Africa and
India. Future, planned divestments in areas where we have already made strong progress, for example Guinness Nigeria, may result in a slowed progress versus our baseline, however, we will continue to drive improvements at remaining sites and will take further action at our sites in Latin America, which have seen significant expansion.
As we continue to install or increase the capacity of water recovery technologies across our sites, the volume of water recovered and recycled from water-stressed areas reached 890,476 m3 in fiscal 24 – equivalent to 17% of total water used in water-stressed areas.
Innovation and new technologies are critical to meeting our water use efficiency targets. We are partnering with Diageo Sustainable
Solutions (DSS) to find, test and embed the new technologies into our roadmaps. In fiscal 24, we launched a DSS innovation round
Business description (continued)

addressing five different water challenges, including water use efficiency and maximising the value of wastewater streams. We are concluding our 4T2 Sensor pilot at our Leven site, optimising water use associated with clean-in-place systems through sensor technology. We are now planning a scale adoption of this technology across other sites.
(1) Under the previous water efficiency methodology, water use efficiency per litre of product packaged (litres/litre) - across the company was 4.1, measured in litres of water per litre of product packaged (litres/litre). The percentage change in litres of water used per litre of product packaged from the prior year - across the company was a 2.8%
improvement compared to fiscal 23 and 11.2% improvement compared to our fiscal 20 baseline. Water use efficiency per litre of product packaged (litres/litre) – water-
stressed areas was 3.2, measured in litres of water per litre of product packaged (litres/litre). The percentage change in litres of water used per litre of product packaged from the prior year – water-stressed areas was a 6.6% improvement compared to fiscal 23. Under the new methodology, the water efficiency index – across the company was 84.4 and the water efficiency index – water-stressed areas was 78.7 in fiscal 24.

Water replenishment
Target by 2026 Replenish more water than we use for operations in water-stressed areas	Cumulative change in volumetric replenishment capacity of projects developed from fiscal 16 to fiscal 24
70%

●	2026 Target	100%
●	2023 progress to date	71.5%
●	2024 progress to date	70.0%

Our water replenishment programme continues to deliver positive results, with another strong year delivering local water projects. We are on track to reach our 2026 target of replenishing more water than we use for our operations in water-stressed areas. In fiscal 24, we implemented projects that have the annual volumetric replenishment capacity of 1,230,000 m3 of water. Despite the cumulative progress against this target, the year on year performance can vary because of the multiple projects and performance changes. Cumulatively (fiscal 16 to fiscal 24) we have replenished 70% of our estimated fiscal 26 volume.
Overall, in fiscal 24, we completed 30 replenishment projects in 10 countries, cumulatively implementing over 120 projects between fiscal 21 and fiscal 24. In Jalisco, Mexico, we were proud to partner with the local authority to invest in a significant wastewater treatment plant, which will also redirect treated water to be used by local farms – delivering both water quality and water availability benefits to the catchment. In
Kenya we completed nine clean water and sanitation projects in schools and villages in our supply chain, as part of our replenishment programme. In Türkiye, we continued to progress our irrigation improvement project with our grape farmers, increasing the number of hectares of vineyards. Where appropriate, we implemented nature-based solutions which this year included reforestation in Kenya and infiltration in
India.
An important part of our approach on water is that it remains people-centric. We have committed to providing access to clean water, sanitation and hygiene (WASH) in water-stressed communities near our sites and in water-stressed areas that supply our raw materials. In fiscal 23, we reached our 2030 target, meaning all nine of the markets included in our target invested in WASH projects since 2020. We will maintain this commitment, investing every year to 2030. For more information, refer to our ESG Reporting Index.

Water collective action
Target by 2030 Engage in collective action in all priority water basins to improve water accessibility, availability and quality and contribute to net positive water impact	Percentage of priority water basins with collective action participation
67%

12

●	2030 Target	12
●	2023 progress to date	6
●	2024 progress to date	8

Business description (continued)

Recognising that businesses need to partner with others to build climate resilience and ensure continuity of operations, our collective action programme embraces a collaborative approach towards water stewardship in our 12 priority water-stressed basins across 10 countries.
The collective action programme involves multi-stakeholder partnerships including other companies, NGOs, public sector organisations and communities. Together these partnership initiatives aim to pool knowledge, expertise and resources to identify and implement solutions to address shared water challenges.
In fiscal 24, through our partnership with The Nature Conservancy, we started two more collective action initiatives; one with
WaterAid under the Lagos Aqua Initiative in Nigeria’s Ogun basin to transform WASH services in Lagos; and another in the Gediz basin in Türkiye for conservation of water resources and enhanced fertiliser management.
We were named the basin champion for two more basins in fiscal 24 – the Santiago Lerma River Basin in Mexico and the Upper Godavari River
Basin in India. This is in addition to being basin champion for Kenya’s Upper Tana Basin. As basin champion, Diageo commits to providing overall leadership on efforts to rejuvenate selected basins. This is a strong reflection of Diageo’s commitment to addressing shared water challenges and acknowledges that our efforts can only be successful when approached collectively.
Advocacy
Water is under pressure around the world, and the issues around preserving it are challenging and complex. It will take multilateral action to address the challenge of the water, climate and nature crisis. At COP28, we were among businesses calling for more action on water and climate resilience. We also attended the UN SDG Summit in New York and World Water Week in Stockholm to share our ambition and learnings, and advocate for more companies and partners to scale up collaboration. We are members of leading international organisations such as the Water
Resilience Coalition, Alliance for Water Stewardship and we have strategic partnerships with WaterAid and The Nature Conservancy that support this call to action.
Business description (continued)

Our carbon commitment and learnings
We are committed to accelerating towards a low-carbon future and following a science-based approach to drive the pace and scale of change required. Our targets to achieve net zero emissions(1) demonstrate our commitment to mitigating our impact on climate change.
To achieve this goal, we have developed decarbonisation roadmaps detailing the measures we are taking and will take to reduce emissions and ensuring that new sites are developed with low emission technologies embedded from the outset. Across our supply chain we are clear on the decarbonisation levers that we control and the solutions that require collaboration with others to progress.
We acknowledge that realising this scale of transformation will require partnering for systemic change and delivering decarbonisation solutions in areas outside our direct control. Not all of our suppliers and partners are at the same stage of the net zero journey, nor is the necessary external infrastructure always available at scale.
We recognise that policy frameworks and market signals are not always incentivising the necessary pace of change across all markets in which we operate. We are focusing on the areas where we can affect the biggest positive impacts across our value chain, partnering with others and advocating for change to unlock some of the external challenges we face. The pathway that we are pursuing, for the critical enablers that will be required to deliver against it, is outlined below.
Our risk assessment and scenario analysis inform us that consumer behaviour is an important transition risk and companies that do not decarbonise their operations will suffer, as consumers continue to demand more sustainable products. Decarbonisation requires investment and partnership by working with suppliers to innovate in low-carbon manufacturing techniques.
Our pathway to net zero(1)
Business description (continued)

Our approach to delivery

Scope 1 (6%)(2)	Scope 2 (0.1%)(2)	Scope 3 (94%)(2)

1.Embedding energy efficiency
into our processes.
2.Progressing to 100% renewable
electricity, fuel and heat.
3.Renewable energy certificates,
innovations, partnerships and
carbon removals to close the
gap(1).

1.Continue to switch to renewable
electricity.
2.Create additional renewable
energy capacity to power our
sites, exporting surplus energy
to the local grid, through on-site
developments and using power
purchase agreements.

For Scope 3 greenhouse gas emissions,
we will shift our focus to delivering triple
wins through a refreshed strategy
focusing on three pillars of engagement,
prioritising our level of engagement and
investment to where we have the greatest
level of control and in those areas that are
most critical to our license to operate.
These three workstreams include 1)
Diageo enabled projects, 2) Strategic
innovation and 3) Selective engagement
(collaborative action).

Enabled by scalable technology and process innovations and transformational partnerships to decarbonise the end-to-end supply chain.

(1)Net zero emissions are reached when anthropogenic (i.e. human-caused) emissions of greenhouse gases into the atmosphere are balanced by anthropogenic removals over a specified period. A science-based approach to net zero covers emission scope 1, 2 and 3 with direct abatement of approximately 90% from our emissions baseline and up to 10% of high-quality certified carbon offsets to neutralise hard-to-abate residual emissions to close the gap to zero.
(2)This is an estimate based on current management expectations; the underlying assumptions and future developments may change over time, which would cause changes to management expectations and this information. See pages 114-120 for more about the potential impact of climate change on Diageo and our current plans to manage and mitigate risks.
(3)‘Carbon-neutral’ or ‘carbon neutrality’ refers to an outcome where GHG emissions have been neutralised through a combination of emissions reductions efforts and the purchase of carbon offsets/credits resulting in no net release of carbon dioxide. Any carbon offset purchases for discrete carbon neutral claims are specifically for certification and are not included in annually reported Diageo greenhouse gas emission footprint.
(4)Four carbon-neutral facilities have been assessed and certified using PAS 2060 – Carbon Neutrality Standard and Certification (Scope 1 and 2, Direct Operations
boundary). We also require site emissions be reduced in alignment with an equivalent net zero trajectory, allowing less than 5-10% of residual emissions to be neutralised via the purchase of carbon offsets. Any purchased carbon offsets for these specific carbon neutral claims are not applied to fiscal 24 reported greenhouse gas emissions.
Business description (continued)

Emissions from our direct operations
Target by 2030 Become net zero carbon in our direct operations (Scope 1 and 2)	Percentage change in absolute greenhouse gas emissions (direct and indirect greenhouse gas emissions by weight (market/net based)) from the prior year
(10.7)%
In fiscal 24, we decreased greenhouse gas emissions from our direct operations by a further 10.7%, continuing our year-on-year reduction towards our 2030 target. Investing in renewable energy across our global footprint has enabled us to reduce our emissions, despite production increases in brewed and distilled volumes across several markets.
This year, our performance has benefitted from increased biomass use at our existing bioenergy plants in Mexico, East Africa and
Scotland and further roll out of liquid biofuel at a number of scotch distillery and malting sites. We continue to use renewable natural gas in Canada and Scotland, where we directly contribute Diageo distillery co-product feedstock to generate our green gas certificates.
We also reopened our iconic Port Ellen Scotch whisky distillery, operating on renewable fuel and electricity, with a carbon-neutral commitment.(1)
Across our other sites, we have been converting fossil fuel energy use to zero carbon renewable electricity. Several incremental projects at our packaging sites are expected to deliver their first full year of benefit in fiscal 25, with the switching of our Runcorn beer packaging site natural gas combined heat and power plant to imported renewable electricity through the grid.
Our continued reduction of greenhouse gas emissions has driven a cumulative saving of 23.8% in greenhouse gas emissions versus our fiscal 20 baseline. We have delivered these savings through investment in new and existing bioenergy plants in East Africa, Scotland,
India and Mexico, where we have replaced fossil fuel use with liquid biofuel. We have also switched to renewable natural gas in
Canada and Scotland.
We source renewable electricity in sites such as Africa and LAC that has helped us reduce our Scope 2 emissions from our fiscal
20 baseline.
We are rolling out innovative and proven technologies at our sites,  guided by mature decarbonisation roadmaps and detailed capital investment plans. We are making progress on reducing our direct operations emissions, with our planned rate of reduction increasing as we approach 2030, through the optimisation of energy use and conversion to renewable energy sources.
For more information on our use of renewable energy, please refer to our ESG Reporting Index.
(1) We assess and certify sites using PAS 2060 – Carbon Neutrality Standard and Certification (Scope 1 and 2, direct operations boundary). We also require that site emissions be reduced in alignment with an equivalent net zero trajectory, allowing less than 5-10% of residual emissions to be neutralised using the purchase of carbon offsets. Any purchased carbon offsets for these specific carbon neutral claims are not applied to fiscal 24 reported greenhouse gas emissions.
Business description (continued)

Total direct and indirect greenhouse gas emissions by region by year
Total direct and indirect greenhouse gas emissions by weight (market/net based) (1,000 tonnes CO2e)
Region	2020	2022	2023	2024
North America	127	100	83	86
Europe	152	145	195	179
Asia Pacific	32	10	9	7
Latin America and Caribbean	22	38	25	9
Africa	137	132	89	77
Diageo (total)	470	424	401	358

Streamlined Energy and Carbon Reporting (SECR)
	2020	2021	2022	2023	2024
Total Global energy consumption (MWh)	3,310,508	3,396,078	3,560,231	3,502,997	3,459,068
Market based (net) intensity ratio of GHG emissions (g CO2e per litre of packaged product)	139	122	105	105	96
Total UK energy consumption (MWh)	1,056,931	1,064,795	1,091,153	1,244,375	1,247,734
Direct (MWh)	924,022	927,917	951,302	1,097,353	1,092,867
Indirect (MWh)	132,910	136,878	139,851	147,021	154,867
Total UK direct and indirect GHG emissions (kt CO2e)	86	71	84	136	121
Scope 1	86	71	84	136	121
Scope 2	0	0	0	0	0

Emissions from across our value chain
Target by 2030 Reduce our value chain (Scope 3) carbon emissions by 50%	Percentage change in absolute greenhouse gas emissions (ktCO2e) from the prior year
(5.0)%
Our value chain (Scope 3 greenhouse gas emissions) target is to achieve an absolute reduction of 50% by 2030 (and 100% by 2050) compared to our fiscal 20 baseline. Compared to fiscal 23, our Scope 3 greenhouse gas emissions were reduced by 5%, a significant improvement on the previous year. Scope 3 performance depends on many internal and external factors. In the current year, the improvement has been driven primarily by resource efficiency, improved inventory management, fluctuating demand and logistics and distribution optimisation, partially offset by increased emissions capital expenditure associated with our grain-to-glass sustainability strategy.
Despite a positive performance in fiscal 24, we are still showing an increase of 13.5% compared to our fiscal 20 baseline, a year impacted by Covid-19, resulting in artificially low Scope 3 emissions. Performance since then has been impacted as a result of business growth and also a reflection of the challenge of reducing emissions across the value chain.
We recognise that external factors can help or hinder our intended progress. We are improving and refining our decarbonisation roadmap as we learn, leading to increased engagement and planning with key partners along our supply chain to address some of these opportunities and challenges. However, there are still many hurdles to overcome as outlined above in our pathway to net zero.
Business description (continued)

In fiscal 25, we will evolve our Science Based Targets Initiative (SBTi) targets by disaggregating our Forest, Land and Agriculture (FLAG)
emissions for separate reporting where appropriate. As a first step, we are further analysing all categories of material emissions in our value chain to reflect the changes in our business since we first set SBTi targets. These steps, together with enhancements to our decarbonisation roadmap, will provide clearer direction for our business and our partners.
Moving towards regenerative agricultural sourcing
Businesses have a shared interest in helping to restore the natural resources on which we all depend. We are committed to making our agricultural supply chains economically, socially and environmentally sustainable.

Regenerative agriculture programmes
Target by 2030 Develop regenerative agriculture programmes in five key sourcing landscapes	Number of regenerative agriculture programmes initiated
3

●	2030 Target	5
●	2023 progress to date	1
●	2024 progress to date	4

In fiscal 24, we progressed our ambition to help farmers test regenerative agriculture across some of our key ingredients including barley, wheat and agave. Whilst these early stage programmes are important, we recognise the challenges facing regenerative agriculture. These can only be addressed through mobilising increased collective action, simplifying the ask of our suppliers and designing shared transition plans.
We launched three new regenerative agriculture programmes in the fiscal, with two in key geographies.
For the Scotch programme, 20 farms across three regions are participating and engaging with partners to reduce their carbon footprint and inform future agronomic improvements. Through our partnership with James Hutton Institute, we commissioned research trials on cover crops and seed mixes to analyse their ability to improve the soil. We have also looked at how to best integrate cover crops and seed mixing into rotations to reduce fertiliser application.
Our tequila regenerative agriculture programme has focused on delivering a robust baseline and agronomic assessment across 19 of our most strategic agave suppliers and on our own Don Julio agave farm. The results provided insights on how to decarbonise existing practices and improve nutrient management. We have set up a demonstration area on our farm to conduct improvement trials for engagement with our suppliers.
We entered the second year of the Guinness barley regenerative programme in Ireland. Through our collaboration with Agricarbon, our soil carbon measurement partner, on-the-ground field measurements have been used to establish a baseline which will act as a reference as we continue to identify additional levers to increase soil carbon stocks.
Making packaging more sustainable
We continue to respond proactively to legislation and consumer demand for sustainable products. We are committed to reducing our value chain carbon footprint by reducing packaging weight, increasing our recycled content, reducing single use packaging and deploying and scaling circular business models.
Many consumers want to transition to sustainable products but, in practice,  experience barriers to being able to do so. To address these barriers, we are focused on value, desirability and delivering sustainable objectives. Aligning with our customers is critical to making progress alongside consumers. In anticipation of future trends, we are piloting a number of test and learn initiatives including circular business models.
We are leveraging Diageo-enabled initiatives and partnerships and supplier programmes. For example, we have partnered with
ecoSPIRITS to pilot the use of refillable spirits packaging (ecoTOTES) in the on-trade across 18 markets over the next three years.
Each refillable container is designed to be used up to 150 times and aims to eliminate up to 1,000 single-use bottles over their lifespan.
Other examples of how we are reducing our packaging footprint in fiscal 24 include:
•We launched our Baileys aluminium bottle in selected international airports. The new aluminium bottle is five times lighter than the traditional 70cl Baileys bottles, with an anticipated 44% reduction in carbon versus the current glass bottle
•We rationalised select sizes of our glass beer bottle portfolio and launched our lightweight design, saving 3,000 tonnes of glass per annum.
•We redesigned our Johnnie Walker Blue Label range, reducing weight across the portfolio of sizes and contributing to the overall weight saving of 170 kilotonnes of glass purchased in the year.
Business description (continued)

Reducing packaging weight and increasing recycled content

Target by 2030
Continue our work to
reduce total packaging and
increase recycled content
in our packaging
(delivering a 10%
reduction in packaging
weight and increasing the
percentage of recycled
content in our packaging to
60%)
Percentage change of total packaging (by weight) in fiscal 24
(14)%
In fiscal 24, we continued to focus our efforts across our core portfolio and we reduced our packaging weight by 14%, in comparison to fiscal 23. This is 1% below our 2020 baseline, despite increased production volumes from fiscal 20 to fiscal 24.
We have made significant progress in fiscal 24, with some pivotal shifts across our beer and ready to drink portfolios, transitioning targeted products to aluminium cans and saving 2,000 tonnes of glass per annum. Our ambition to eliminate cartons, wherever reasonably possible, has resulted in the elimination of 9 million cartons across our tequila portfolio – in particular, across our Don
Julio range – reducing our packaging weight by 591 tonnes.

Change in percentage of recycled content (by weight) in fiscal 24
3%

●	2030 Target	60%
●	2023 progress to date	39%
●	2024 progress to date	42%

In fiscal 24, our recycled content totalled 42%. For glass, we increased recycled content in our Cîroc portfolio to 26% and across our green glass, we continue to push towards 95%. We are working across our brands to obtain technical approvals of higher recycled content in our packaging and we continue to partner with suppliers and industry bodies.
We continue to trial increased recycled content in glass and while access to quality cullet remains a challenge in the industry, we are confident that we can adapt to the required changes and are already implementing higher recycled content across some of our brands, in both green and amber glass. Diageo remains committed to identifying collaborations and finding solutions to support improvements to infrastructure and availability of material. In North America, we launched the ‘Don’t Trash Glass’ initiative during fiscal 23, a partnership with the Glass Packaging Institute and Glass King, to improve glass recycling rates. During its first year, the programme collected over 900 tonnes of glass and is now expanding into additional states.
For more information on rPET (recycled polyethylene terephthalate) in our plastic packaging, recyclability of our packaging and waste reduction efforts, refer to our ESG Reporting Index.
Business description (continued)

How we have reported consistently with the recommendations of the Task Force on Climate-related Financial Disclosures
(TCFD)
In this year's disclosures, we have complied with the FCA's Listing Rule 9.8.6(R). Our climate-related financial disclosures are considered to be consistent with the TCFD's recommendations and recommended disclosures, as illustrated in the index below.

TCFD recommendation	Consistency
GOVERNANCE See page 113
a.Describe the board’s oversight of climate-related risks and opportunities.	Yes. See page 113.
b.Describe management’s role in assessing and managing climate-related risks and opportunities.
RISK MANAGEMENT See pages 114-121
a.Describe the organisation’s processes for identifying and assessing climate-related risks.	Yes. See pages 114-120. Having completed comprehensive risk assessments our focus is now on ensuring appropriate adaptation plans are in place for all risks identified.
b.Describe the organisation’s processes for managing climate- related risks.
c.Describe how processes for identifying, assessing and managing climate-related risks are integrated into the organisation’s overall risk management.
STRATEGY See pages 121-130
a.Describe the climate-related risks and opportunities the organisation has identified over the short-, medium-, and long-term.
We have described risks and opportunities for our
business, in all of our owned, operating locations and our
most important third-party operations, as well as the
impact of those risks and opportunities on our strategy.
We have modelled the resilience of our strategy under
three climate-related scenarios. See pages 323-325. We
have co-developed a scenario analysis tool with climate
experts to enable regular updates to our scenario analyses.

b.Describe the impact of climate-related risks and opportunities on the organisation’s businesses, strategy and financial planning.
c.Describe the resilience of the organisation’s strategy, taking into consideration different climate-related scenarios, including a 2°C or lower scenario.
METRICS & TARGETS See pages 121-130
a.Disclose the metrics used by the organisation to assess climate-related risks and opportunities in line with its strategy and risk management process.	Yes. See pages 121-130.
b.Disclose Scope 1, Scope 2 and, if appropriate, Scope 3 greenhouse gas (GHG) emissions and the related risks.
Yes for Scope 1 and 2. See page 127. We are working
with global GHG accounting bodies and our suppliers to
get more detailed Scope 3 data. As we refine our value
chain data, we can be more specific about our GHG
footprint.

c.Describe the targets used by the organisation to manage climate-related risks and opportunities and performance against targets.	Yes. See pages 121-130.
Business description (continued)

Cautionary statement concerning forward-looking statements
This document contains ‘forward-looking’ statements. These statements can be identified by the fact that they do not relate only to historical or current facts and may generally, but not always, be identified by the use of words such as “’will”, “anticipates”, “should”,
“could”, “would”, “targets”, “aims”, “may”, “expects”, “intends” or similar expressions statements. In this document, such statements include those that express forecasts, expectations, plans, outlook, objectives and projections with respect to future matters, including information related to Diageo’s fiscal 25 outlook, Diageo’s medium-term guidance, Diageo’s supply chain agility programme, future
Total Beverage Alcohol market share ambitions and any other statements relating to Diageo’s performance for the year ending 30 June
2025 or thereafter.
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
(i) economic, political, social or other developments in countries and markets in which Diageo operates, including geopolitical instability as a result of Russia's invasion of Ukraine and the conflict in the Middle East and macroeconomic events that may affect
Diageo’s customers, suppliers and/or financial counterparties; (ii) the effects of climate change, or legal, regulatory or market measures intended to address climate change; (iii) changes in consumer preferences and tastes, including as a result of disruptive market forces, changes in demographics and evolving social trends (including any shifts in consumer tastes towards at-home occasions, premiumisation, small-batch craft alcohol, or lower or non-alcoholic products and/or developments in e-commerce); (iv)
changes in the domestic and international tax environment that could lead to uncertainty around the application of existing and new tax laws and unexpected tax exposures; (v) changes in the cost of production, including as a result of increases in the cost of commodities, labour and/or energy due to inflation and/or supply chain disruptions; (vi) any litigation or other similar proceedings (including with tax, customs, competition, environmental, anti-corruption or other regulatory authorities); (vii) legal and regulatory developments, including changes in regulations relating to environmental issues and/or e-commerce; (viii) the consequences of any failure of internal controls; (ix) the consequences of any failure by Diageo or its associates to comply with anti-corruption, sanctions, trade restrictions or similar laws and regulations, or any failure of Diageo’s related internal policies and procedures to comply with applicable law or regulation; (x) Diageo’s ability to make sufficient progress against or achieve its ESG ambitions; (xi) cyber-attacks and IT threats or any other disruptions to core business operations; (xii) contamination, counterfeiting or other circumstances which could harm the level of customer support for Diageo’s brands and adversely impact its sales; (xiii) Diageo’s ability to maintain its brand image and corporate reputation or to adapt to a changing media environment; (xiv) fluctuations in exchange rates and/or interest rates; (xv)
Diageo’s ability to successfully execute its strategic business transformation projects; (xvi) Diageo’s ability to derive the expected benefits from its business strategies, including Diageo’s investments in e-commerce and its luxury portfolio; (xvii) increased competitive product and pricing pressures, including as a result of introductions of new products or categories that compete with
Diageo’s products and consolidations by competitors and retailers; (xviii) increased costs for, or shortages of, talent, as well as labour strikes or disputes; (xix) movements in the value of the assets and liabilities related to Diageo’s pension plans; (xx) Diageo’s ability to renew supply, distribution, manufacturing or licence agreements (or related rights) and licences on favourable terms, or at all, when they expire; or (xxi) any failure by Diageo to protect its intellectual property rights.
In preparing the ESG-related information contained in this document, Diageo has made a number of key judgements, estimations and assumptions and the processes and issues involved are complex. The ESG-related forward looking statements should be treated with special caution, as ESG and climate data, models and methodologies are often relatively new, are rapidly evolving and are not of the same standard as those available in the context of other financial information, nor are they subject to the same or equivalent disclosure standards, historical reference points, benchmarks, market consensus or globally accepted accounting principles. In particular, it is not possible to rely on historical data as a strong indicator of future trajectories in the case of climate change and its evolution. Outputs of models, processed data and methodologies are also likely to be affected by underlying data quality, which can be hard to assess and we expect industry guidance, market practice, and regulations in this field to continue to change. There are also challenges faced in relation to the ability to access data on a timely basis and the lack of consistency and comparability between data that is available. This means the ESG-related forward-looking statements and ESG metrics discussed in this document carry an additional degree of inherent risk and uncertainty, and therefore, our actual results and developments could differ materially from those expressed or implied by the
ESG-related forward-looking statements in this document.
In light of the uncertainty as to the nature of future policy and market responses to climate change, including between regions, and the effectiveness of any such responses, Diageo may have to re-evaluate its progress and adapt its approach towards its ESG ambitions, commitments and targets in the future, update the methodologies it uses or alter its approach to ESG and climate analysis and may be required to amend, update and recalculate its ESG disclosures and assessments in the future, as market practice and data quality and availability develop rapidly.
All oral and written forward-looking statements made on or after the date of this document and attributable to Diageo are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Further details of potential risks and uncertainties affecting Diageo are described in our filings with the London Stock Exchange and the US Securities and Exchange
Commission (SEC), including in our Annual Report on Form 20-F for the year ended 30 June 2024.
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
All readers, wherever located, should take note of these disclosures. This document includes names of Diageo’s products, which constitute trademarks or trade names which Diageo owns, or which others own and license to Diageo for use. All rights reserved. ©
Diageo plc 2024.
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
Risks related to the global economy
Diageo’s business has been and may, in the future, be adversely impacted by unfavourable economic, political, social or other developments and risks (including those resulting from a public health threat, increases in geopolitical instability, including in relation to Russia’s invasion of Ukraine and conflict in the Middle East, and/or inflationary pressures) in the countries in which it operates
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
The markets in which Diageo operates have been significantly impacted, and could be impacted in the future, by public health threats, such as the Covid-19 pandemic. Similarly, Russia’s invasion of Ukraine and the ongoing conflict in the Middle East has, among other things, resulted in elevated geopolitical instability and economic volatility. The economic volatility attributable to these conflicts is part of, and contributing to, a larger trend of high inflation and a higher interest rate environment globally, which has had and may continue to have a significant adverse effect on economic activity that could have a material adverse impact on
Diageo’s business, financial condition, results of operations and/or the price of Diageo’s securities.
Any future significant deterioration in economic conditions globally or in any of Diageo’s important markets, including economic slowdowns, global, regional or local recessions or depressions, currency instability, increased unemployment levels, increased custom duties, tariffs and/or other tax rates, increased inflationary pressures and/or disruptions to credit and capital markets, could lead to eroded consumer confidence and decreased consumer spending more generally, which in turn could reduce consumer demand for Diageo’s products. Unfavourable economic conditions could also negatively impact Diageo’s customers, distributors, suppliers, and financial counterparties, who may experience cash flow problems, increased credit defaults, decreases in disposable income or other financial issues, which could lead to changes to ordinary customer stocking patterns, including destocking or stocking ahead of potential price increases as well as an increase in Diageo’s bad debt expense. In addition, volatility in the capital and credit markets caused by unfavourable economic developments and uncertainties, including the heightened geopolitical instability caused by Russia’s invasion of Ukraine, the conflict in the Middle East, and/or inflationary pressures, could result in a reduction in the availability of, or a further increase in the cost of, financing to Diageo.
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
Diageo’s operations are also subject to a variety of other risks and uncertainties related to its global operations, including adverse political, social or other developments. Political and/or social unrest or uncertainties, natural disasters, public health threats
(including the Covid-19 pandemic and any future epidemics or pandemics, and government responses thereto), politically-
motivated violence and terrorist threats and/or acts, including those which are specifically directed at the alcohol industry, may also occur in countries where Diageo has operations. Additionally, recent and upcoming elections in key countries including the United
States, United Kingdom, Europe and India may lead to increased political, economic, social, consumer and regulatory volatility.

Many of the above risks are heightened, or occur more frequently, in emerging markets, such as Nigeria, Ghana and Türkiye. In general, emerging markets are also exposed to relatively higher risks attributable to unstable governments, corruption, crime and lack of law enforcement, undeveloped or biased legal systems, expropriation of assets, sovereign default, military conflicts, liquidity constraints, inflation, devaluation, price volatility and currency convertibility issues, as well as other legal and regulatory risks and uncertainties. Developments in emerging markets can affect Diageo’s ability to import or export products and to repatriate funds, as well as impact levels of consumer demand (for example, in duty-free outlets at airports or in on-trade premises in affected regions) and therefore Diageo’s levels of sales or profitability. Any of these factors may affect Diageo disproportionately or in a different manner from its competitors, depending on Diageo’s specific exposure to any particular emerging market, and could have a material adverse effect on Diageo’s business and financial results.
Climate change, or legal, regulatory or market measures to address climate change or other environmental concerns, may negatively affect Diageo’s business or operations, and water scarcity or water quality issues could negatively impact
Diageo’s production costs and capacity
Climate change is occurring around the world as a result of carbon dioxide and other greenhouse gases in the atmosphere having an adverse effect on global temperatures, weather patterns and the frequency and severity of extreme weather-related events and disasters. To the extent that weather patterns and climate change, or legal, regulatory or market measures enacted to address such climate change or other environmental concerns, have a negative effect on agricultural productivity in the various regions from which Diageo procures its raw materials, Diageo may be subject to decreased availability of, or increased prices for, a number of raw materials that are necessary in the production of Diageo’s products, including wheat, maize, barley, sugar cane/molasses, vanilla, agave, rice, grapes, sorghum, and aniseed. Severe weather events or changes in the frequency or intensity of weather events could also pose physical risks to Diageo’s production facilities, impair Diageo’s production operations or disrupt Diageo’s supply chain, which may affect production operations, delivery of its products to customers and insurance costs and coverage. For example, a number of Diageo’s distilleries in Scotland are in lower coastal areas and, as a result, may suffer disruption due to coastal flooding and/or storms. Climate change and geographic limitations related to the production may also expose Diageo to water scarcity and quality risks due to the water required to produce its products, including water consumed in the agricultural supply chain. If climate change leads to droughts or water over-exploitation or has a negative effect on water availability or quality in areas that are part of Diageo’s supply chain, the price of water may increase in certain areas and certain jurisdictions may adopt regulations restricting the use of water or enact other unfavourable changes.
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
In addition, a failure by Diageo to respond appropriately to increased governmental or public pressure for further reductions in greenhouse gas emissions, water usage and/or to address any other perceived environmental issues could damage Diageo's reputation. Increased governmental or public pressure for further reductions in greenhouse gas emissions or water usage may also cause Diageo to incur increased costs for energy, transportation and raw materials, as well as potentially require Diageo to make additional investments in facilities and equipment, thus adversely impacting Diageo’s business and financial results. As governments and business take action to reduce or mitigate the effects of climate change, Diageo and its supply chain are expected to incur increased costs, including those associated with required improvements to energy usage in agriculture and glass manufacturing, water efficiency and usage, land practices and competition for land from food crops, the rising cost of natural gas and rising worldwide carbon prices. It is possible these costs increase beyond what is currently expected or that other categories of costs increase unexpectedly, either or both of which could have an adverse impact on Diageo’s financial results.
Diageo is also required to report greenhouse gas emissions, energy usage data and related environmental information to a variety of entities, and comply with the European Union Emissions Trading Scheme. Regulators in various jurisdictions, including Europe, the United States and the United Kingdom, have focused efforts on increased disclosures related to ESG matters, including climate change and mitigation efforts. These regulations, in particular the Corporate Sustainability Reporting Directive and the Corporate
Sustainability Due Diligence Directive, have expanded the nature, scope and complexity of matters that companies are required to control, assess and report. This will require Diageo to make additional investments and implement new practices and reporting processes, and will entail additional compliance risk. Disparate and evolving standards for identifying, measuring and reporting
ESG metrics, including ESG-related disclosures that may be required by the US Securities and Exchange Commission, the UK
Financial Conduct Authority, and European and other regulators, will likely increase compliance burdens and associated regulatory and reporting costs and complexity significantly. Furthermore, while ESG reporting has improved, data remains of limited quality and consistency and is more uncertain than historical financial information. ESG data, methodologies and standards may evolve over time in line with market practice, regulation, or owing to scientific developments. The use of inconsistent or incomplete data and models could result in sub-optimal decision making. If Diageo is unable to accurately measure and disclose required data in a timely manner, it could be subject to penalties in certain jurisdictions.
Diageo’s operations are also subject to environmental regulations by national, regional and local agencies, including, in certain cases, regulations that impose liability without regard to fault. These regulations can result in liability that might adversely affect
Diageo’s operations and financial condition. As regulators in Diageo’s markets continue to respond to rising concerns about the impact of climate change and other environmental threats, regulation and enforcement is becoming stricter. There can be no assurance that Diageo will not incur a substantial liability or that applicable laws and regulations will not change or become more stringent in the future.
Risks related to Diageo’s industry
Demand for Diageo’s products may be adversely affected by many factors, including disruptive market forces, changes in consumer preferences and tastes and the adverse impacts of declining economies
Diageo’s portfolio of brands includes some of the world’s leading beverage alcohol brands, as well as a number of brands that are prominent in certain regional and/or country-specific markets. Any inability by Diageo to respond and adapt either its products or its processes to disruptive market forces, including e-commerce, artificial intelligence, digital, and new formats, could impact
Diageo’s ability to effectively service its customers and consumers with the required agility, thereby threatening market share, revenue, profitability and growth ambitions. While Diageo is focused on expanding its digital platforms and effectively using technology in its supply chains, there is no guarantee that these efforts will help Diageo gain and/or maintain a competitive advantage over its peers.
Consumer preferences on a global, regional and/or local scale may shift due to a variety of factors, including changes in demographics, evolving social trends (including any shifts in consumer tastes towards at-home consumption occasions, premiumisation, small-batch craft alcohol, lower or no alcohol beverages, or other alternative products), changes in travel, holiday or leisure activity patterns, weather conditions, public health regulations and/or health and wellness concerns, any or all of which may reduce consumers’ willingness to purchase beverage alcohol products from large producers such as Diageo or at all. There is also a risk to Diageo’s brands emerging from consumers making brand choices that reflect their increasingly polarised socio-
political views, including with respect to ESG matters. The market share, profitability and growth ambitions of Diageo’s brands, as well as Diageo’s reputation more generally, could also be adversely affected by any failure by Diageo to service its customers and consumers with the required agility or to provide consistent, reliable quality in its products or in its service levels to customers.
Economic pressures in the markets Diageo serves may also reduce consumer demand for Diageo’s products. In particular, inflation, as measured by the consumer price index remains elevated in advanced and emerging market economies, including in the United
Kingdom, Europe and the United States, driven mainly by supply chain issues (including input shortages, labour constraints, rising commodity prices and soaring shipping costs), excess demand for goods and services, and significant increases in energy prices.
Rising costs of living have negatively impacted the spending habits of consumers in various markets which Diageo serves and have caused some consumers to choose products which have lower price points, including those of Diageo’s competitors. Changes in consumers’ spending habits due to inflation and rising costs of living have had and may continue to have an adverse effect on
Diageo’s business and financial results.
In addition, the social acceptability of Diageo’s products may decline due to regulatory action, negative publicity surrounding, and/
or public concerns about, alcohol consumption. For example, a number of jurisdictions, such as Canada, are updating their guidance around alcohol. Such anti-alcohol publicity or sentiment could also result in regulatory action, litigation or customer complaints against companies in the beverage alcohol industry and have an adverse effect on Diageo’s business and financial results.
Diageo’s business has historically benefitted from the launch of new-to-world products or variants of existing brands (with recent examples including premium ready-to-serve cocktails, such as The Cocktail Collection, and Crown Royal Blackberry), and
continuing product innovation and the creation of extensions to existing brands remain significant elements of Diageo’s growth plans. The launch and ongoing success of new-to-world products or global brand extensions is inherently uncertain, especially with respect to such products’ initial and continuing appeal to consumers. Similarly, brands that Diageo acquires may not deliver the expected benefits and/or may not scale as expected. The failure to successfully launch a new product or an extension of an existing brand, or to maintain the product’s initial popularity, can give rise to inventory write-offs and other costs, as well as negatively impact the consumer perception of and thus the growth of an existing brand. There can be no assurance of Diageo’s continuing ability to develop and launch successful new products or variants of existing products, or to ensure or extend the profitable lifespan of its existing products.

Diageo is subject to tax uncertainties, including changes in tax obligations, tax laws, regulations and interpretations, as well as enforcement actions by tax authorities
Changes in the political and economic climate have resulted in an increased focus on tax collection in recent years, leading to greater uncertainty for multinational companies such as Diageo. In recent years, tax authorities have shown an increased appetite to challenge the methodology used by multinational enterprises, even where a company complies with international best practice guidelines. Changes in tax law (including tax rates), tax treaties, accounting policies and accounting standards, including as a result of the Organisation for Economic Co-operation and Development’s review of base erosion and profit shifting and the European
Union’s anti-tax abuse measures, combined with increased investments by governments in the digitisation of tax administration, could also result in increased levels of audit activity, investigations, litigation or other actions by relevant tax authorities. Diageo also operates in a large number of jurisdictions with complex tax and legislative regimes and whose related laws and regulations are open to subjective interpretation. These countries include Brazil, India and countries in East Africa, where Diageo is currently involved in a large number of tax cases, including some cases that could potentially create significant exposures or liability for
Diageo. Diageo may be subject to further future tax assessments in these jurisdictions based on the same or similar matters.
Assessing the potential financial exposure arising from these and other cases is particularly challenging due to the uncertain fiscal and political environment in these jurisdictions. Any such investigations, litigation or other actions may result in damages, penalties or fines as well as reputational damage to Diageo or its brands, and as a result, adversely impact Diageo’s business and financial results. For additional information with respect to legal proceedings, including potential tax liabilities in Brazil and India, see note 19 to the consolidated financial statements.
Beverage alcohol products are also subject to national excise taxes, import duties, sales or value-added taxes and other types of direct and indirect taxes in most countries around the world, most of which are specific to individual jurisdictions.  Increases in any such taxes, or the imposition of new taxes, have had and could continue to have a material adverse impact on Diageo’s revenue from sales or its margin, either through reducing the overall level of beverage alcohol consumption, having a disproportionate impact on certain categories and/or by encouraging consumers to switch to lower-taxed categories of beverage alcohol.
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
Diageo’s operations are subject to extensive regulatory requirements relating to production, distribution, importation, marketing, advertising, sales, pricing, labelling, packaging, product liability, antitrust, labour, pensions, compliance and control systems, and environmental issues. Changes in any such applicable laws, regulations or governmental or regulatory policies and/or practices could cause Diageo to incur material additional costs or liabilities that could adversely affect its business. In particular, governmental bodies in jurisdictions where Diageo operates may impose new product, production or labelling requirements (for example Ireland from 2026), limitations on the marketing, advertising and/or promotion activities used to market beverage alcohol, restrictions on retail outlets, restrictions on importation and distribution or other restrictions on the locations or occasions where beverage alcohol is sold which directly or indirectly limit the sales of Diageo products. Regulatory authorities under whose laws
Diageo operates may also have enforcement power that can subject the group to actions such as product recalls, product seizures or other sanctions which could have an adverse effect on Diageo’s sales or damage its reputation.
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
In many of the markets in which Diageo operates, the overall legal and regulatory landscape has become more complex in recent years and changes to the regulatory environment in which Diageo operates could also cause Diageo to incur material additional costs or liabilities, which could adversely affect Diageo’s business and financial performance. For additional information on the increased complexity of the legal and regulatory landscape please see "— Climate change, or legal, regulatory or market measures to address climate change or other environmental concerns, may negatively affect Diageo’s business or operations, and water scarcity or water quality issues could negatively impact Diageo’s production costs and capacity" above.
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
Any failure by Diageo to comply with anti-corruption laws, anti-money laundering laws, economic sanctions laws, trade restrictions or similar laws or regulations, or any failure of Diageo’s related internal policies and procedures designed to comply with applicable law, may have a material adverse effect on Diageo’s business and financial results, Diageo's reputation and the price of Diageo' securities
Diageo produces and markets its products on a global scale, including in certain countries that, as a result of political and economic instability, a lack of well-developed legal systems and/or potentially corrupt business environments, have a higher level of corruption risk than other countries. There is increasing scrutiny and enforcement by regulators in many jurisdictions of anti-
corruption laws, including pursuant to the US Foreign Corrupt Practices Act of 1977, the UK Bribery Act 2010, and certain jurisdictions’ equivalent local laws. Such enforcement has been enhanced by applicable regulations in the United States, which offer substantial financial rewards to whistleblowers for reporting information that leads to monetary fines, and the United
Kingdom, which has enacted the Economic Crime and Corporate Transparency Act 2023 introducing a new corporate criminal offence of failure to prevent fraud.
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
While Diageo has implemented and maintains internal practices, procedures and controls designed to ensure compliance with anti-
corruption laws, sanctions, trade restrictions or similar laws and regulations, and routinely conducts investigations, either at its own initiative or in response to requests from regulators in connection with compliance with such internal controls, there is no guarantee that such procedures will be effective in preventing compliance failures at Diageo or at third parties with whom Diageo maintains business relationships. In addition, any lack of an embedded business integrity culture and associated control framework in any market could increase the risk of non-compliance with relevant laws and regulations.
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
Risks related to Diageo’s business
Diageo may incur significant cost in connection with attempting to achieve its ESG ambitions, and may be subject to increased scrutiny and reputational risk if it is unable to make sufficient progress against or achieve its objectives
Diageo has articulated certain ESG ambitions as part of its ‘Spirit of Progress’ targets and is undertaking a number of strategic and operational initiatives in order to achieve those ambitions. In addition, from time to time, Diageo may introduce new initiatives in the future to make progress against those targets, as well as to address other ESG-related issues that arise. Diageo expects to incur significant costs and investments in connection with any such initiatives (including those related to human resources, technology, capital projects and operations), and as a result of compliance with new laws, regulations, reporting frameworks and industry practices. Consistent with many companies across the alcohol beverage industry, Diageo expects that future innovations and technological improvement, and increased collaboration with governments and other businesses, including those within the alcohol beverage industry which may compete with Diageo, will be required in order to achieve and sustain its ESG-related ambitions. In addition, the data, methodologies and standards that Diageo has used to develop its targets will likely evolve over time. Any changes could result in revisions to Diageo’s internal frameworks and reported data, and could mean that reported figures are not reconcilable or comparable year on year.
Furthermore, Diageo’s own current expectations with respect to its expected pathway to achieve its Spirit of Progress ambitions
(including achieving “net zero”) are subject to change as underlying assumptions and its own operations change over time, including as a result of new information, changed expectations and innovation. In the event that Diageo is unable to make sufficient progress in a timely manner or achieve its ESG-related ambitions, it may be subject to additional scrutiny and criticism, and may face regulatory censure and/or fine. In addition, stakeholders and others who disagree with Diageo’s approach may speak negatively or advocate against Diageo or its products, with the potential to harm Diageo’s reputation or business through negative publicity, adverse government treatment, product boycotts or other means. Diageo could suffer reputation damage and a loss of trust from consumers, investors and other stakeholders, and/or the price of Diageo’s securities could be adversely affected, if it fails to achieve any of these goals for any reason or is otherwise perceived to be failing to act responsibly with respect to the environment or to effectively respond to regulatory requirements concerning climate change.

Diageo may be adversely affected by cyber-attacks and IT threats or other disruptions to core business operations including manufacturing and supply, business service centres and/or information systems
Diageo relies on information technology (IT) systems, networks and services, including internet sites, data hosting and processing tools, hardware (including laptops and mobile devices), software, and technical platforms and applications, to process, store and transmit large amounts of data and to help it manage its business. Diageo uses its IT systems, networks and services for, among other key business functions, the hosting of its primary and brand-specific websites and its internal network and communications systems; supply and production planning, execution and shipping; the collection and storage of customer, consumer, investor relations and employee data; processing various types of transactions, including summarising and reporting its results of operations; the development and storage of strategic corporate plans; and ensuring compliance with various legal, regulatory and tax requirements. As with all large systems, Diageo’s IT systems, including those managed or hosted by third parties, could be subject to sophisticated cyber-attacks (including phishing and ransomware attacks), IT threats by external or internal parties intent on disrupting production or other business processes or otherwise extracting or corrupting information, or other cyber incidents such as the CrowdStrike incident in July 2024 where computers were affected on a global basis (including at Diageo). The sophistication of cybersecurity threat actors also continues to grow and evolve, including the risks associated with emerging technologies, such as artificial intelligence used for nefarious purposes. In recent years, ransomware attacks against some of
Diageo’s peers have become more frequent, which has increased the likelihood of Diageo being targeted for a similar cyber-attack.
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
Loss, operational disruptions to or closure of a production site, office or other key facility due to unforeseen or catastrophic events or otherwise, could have a material adverse effect on Diageo's business and financial results
International and domestic security risks including terrorism and military conflicts, as well as natural hazards, also pose a threat to the safety of Diageo’s employees and third parties at its offices, sites and events, as well as its property and products. Diageo operates production facilities around the world. If there was a technical failure, or a fire, explosion, flood or other significant event, at one or more of Diageo’s production facilities, this could result in significant damage to the facilities, plant or equipment, their surroundings and/or the local environment and/or injury or loss of life. Such an event could also lead to a loss of production capacity, result in regulatory action or legal liability, and/or damage Diageo’s reputation.
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
Diageo is engaged in an international business that operates in, and makes sales into, countries with different currencies, while its financial results for the year ended 30 June 2024 are presented in US dollars. As a result, Diageo is subject to foreign currency risk due to exchange rate movements, which affect the US dollar value of its transactions, as well as the translation of the results and underlying net assets of its operations to the US dollar. Movements in exchange rates used to translate foreign currencies into US dollars may have a significant impact on Diageo’s reported results of operations from year to year. Exchange rate fluctuations may also expose Diageo to increased interest expense on borrowings denominated in currencies which appreciate against the US dollar.
As a result, Diageo’s business and financial results may be adversely affected by fluctuations in exchange rates.

In addition, Diageo may be adversely impacted by fluctuations in interest rates, mainly through increased interest expense.
Accommodative monetary policy had generally made borrowings less expensive in the markets in which Diageo operates until recent years. However, the global economy has experienced persistently high levels of inflation, while benchmark interest rates, such as the US federal funds rate, have risen. Such inflationary pressures stem from and are compounded by ongoing disruptions in the global supply chain due to geopolitical tensions, including the conflicts in Ukraine and the Middle East and rising energy prices
(particularly for oil and gas). As a result, the availability and prices of inputs available to Diageo from its first- and second-tier suppliers are expected to be volatile and inflationary pressures more broadly are expected to persist. As a result, market expectations are currently that benchmark interests rates could continue to rise and may be accompanied by other measures to reverse accommodative policy, such as quantitative tightening. Sharp increases and/or unexpected moves in interest rates due to any of the foregoing factors could have macroeconomic effects that materially adversely affect Diageo’s business and its financial results. In particular, rising interest rates could lead to a material increase in Diageo’s funding costs. In addition, if there is an extended period of constraint in the capital markets and, at the same time, cash flows from Diageo’s business are under pressure,
Diageo’s ability to fund its long-term strategies may be materially adversely impacted.
Any failure by Diageo to execute its strategic business transformation projects could adversely affect Diageo’s business processes, or operating and financial performance
Failure to execute strategic business transformation projects effectively, namely the implementation of SAP S/4 Hana, our Spirit of
Progress ESG action plan and our supply chain agility programme, could result in delays or changes to their expected benefits or negatively affect our ability to continuously improve our internal control and reporting environment. Any delay or disruption in our strategic business transformation projects may have a negative impact on our critical business processes or on our operating and financial performance.
As the external environment continues to change, including those changes driven by evolving stakeholder expectations, consumer behaviours and preferences, and heightened regulatory requirements, the ambition and objectives of our strategic transformation initiatives may need to adapt, which may require new and different capabilities and skills within our workforce and may negatively impact our ability to deliver the anticipated benefits in the time period expected, or at all.
Given the state of volatility and disruption in the external environment in recent years and the increased pace of change being experienced in our business and industry, we have been very focused on ensuring we have the right skills and human resources to deliver our strategic business transformation initiatives. However, failure to have the right strategic partnerships and talent in key positions to deliver and sustain these initiatives going forward may result in delays, unforeseen costs and other disruptions to our business, competitive positioning and financial performance.
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
Diageo may from time to time hold interests and investments in joint ventures and associated companies in which it has a non-
controlling interest and may continue to do so. In these cases, Diageo may have limited influence over, and limited or no control of, the governance, performance and cost of operations of the joint ventures and associated companies. Some of these joint ventures and associated companies may represent significant investments, and these investee entities or other joint venture partners or equity holders may make business, financial or investment decisions contrary to Diageo's interests (including with respect to the distribution of profits and dividends) or may make decisions different from those that Diageo itself may have made.

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
Diageo faces competition that may reduce its market share and margins
Diageo faces substantial competition from several international companies as well as regional and local companies (including craft breweries and micro distilleries) in the countries in which it operates and competes with other drinks companies across a wide range of consumer drinking occasions. Within a number of categories, the beverage alcohol industry has experienced consolidation among major global producers, as evidenced by business combinations of substantial value carried out by significant competitors in recent years. Consolidation is also taking place among Diageo’s customers in many countries. In addition, there has been a recent increase in competition for distribution channels, notably e-commerce channels. These trends may lead to stronger competitors, increased competitive pressure from customers, negative impacts on Diageo’s distribution network (including sub-
optimal routes to customers and consumers), downward pressure on prices, predatory marketing tactics by Diageo’s competitors and/or a decline in Diageo’s market share in any of these categories. For example, expansion in the seltzer and ready to drink categories has increased competitive pressures across product categories and in certain markets (such as in the United States).
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
The non-financial reporting space is evolving quickly. We are committed to continually evaluating and improving our approach and to actively tracking emerging ESG regulation, frameworks and good practice. Since launching our ‘Spirit of Progress’ ESG action plan, we have set out to help create a more inclusive and sustainable world, creating a positive impact in our company, and for our society.
How we report to our stakeholders – our reporting suite

Annual Report Where we present our
most material disclosures and describe
how our strategy delivers value for our
business and other stakeholders. The
performance of non-financial KPIs are
integrated into the relevant focus area
sections. The document also includes
detailed non-financial reporting
boundaries and methodologies.
Diageo.com Where, through the ‘Spirit of Progress‘ section, we give more details of our approach and performance, with examples of our strategy in action.
ESG Reporting Index Where we
provide additional disclosures in line
with the GRI (Global Reporting
Initiative) Standards, UNGC advanced
reporting criteria index and our response
to the Sustainability Accounting
Standards Board (SASB).

Who are our stakeholders? Everyone who is affected by our business, and everyone who affects it, is a stakeholder. A detailed description of our stakeholder engagement process is on pages 100-103 of the UK Annual Report.
This non-financial and sustainability information statement provided on pages 146-147 provides an overview of topics and related reporting references in our external reporting as required by sections 414CA and 414CB of the Companies Act 2006.

Non-financial and sustainability information statement

Reporting requirement as per Companies Act 2006 414CA and 414CB	Focus area	Read more in Diageo's reports	Relevant policies, standards or documents	Page reference
Environmental matters
1(a) environmental matters (including the impact of the company’s business on the environment)	‘Spirit of Progress‘
•Global Environment Policy(1)
•Sustainable Agriculture Guidelines(1)
•Sustainable Packaging Commitments(1)
•Partnering with Suppliers Standard(1)
•Deforestation Guidelines(4)
•Water Stewardship Strategy(4)
•Net Zero Carbon Strategy(4)
•Reinventing Packaging Strategy(4)
•Diageo Water Collective Action
Implementation Guide(4)
p.97-99
Pioneer grain-to- glass sustainability
Our people
1(b) the company’s employees	Our people and culture	•Talent and diverse workforce •Culture •Gender and ethnic diversity •Inclusive hospitality industry and communities •Progressive marketing •Diverse suppliers	•Code of Business Conduct(2) •Great Britain / Scotland and Republic of Ireland Gender Pay Gap Report 2023(4) •Global Human Rights Policy(1) •Directors' Remuneration Policy(4)	p.105-107
Champion inclusion and diversity
	Health and safety	•Embedding culture of health and safety	•Global Health, Safety and Wellbeing Policy(1)	p.107-109
1(c) social matters	‘Spirit of Progress‘			p.97-99
	Promote positive drinking	•Tackling underage drinking •Changing attitude to drink driving •Make moderation aspirational •Marketing in a responsible way	•Global Marketing and Digital Marketing Policy(1) •Global Employee Alcohol Policy(1)	p.100-103
Human rights
1(d) respect for human rights	Human rights	•Standing up for human rights	•Global Human Rights Policy(1) •Modern Slavery Statement(3) •Global Brand Promoter Standard(1) •Privacy Policy(1)	p.103-105
Anti-bribery and corruption
1(e) anti-corruption and anti-bribery matters	Doing business the right way		•Code of Business Conduct(1) •Privacy Policy(1) •Global Tax Policy(1) •Global Information Management and Security Policy(4)	p.103-105
Business model
2(a) a brief description of the company’s business model	Diageo's business model	•Strategic Report •Business integrity •Assessing risk •Engaging stakeholders		p.23-37
Risk management
2(d) a description of the principal risks relating to the matters mentioned in subsection	Our principal risks and risk management	•Effective risk management •Principal risks	•Global Quality Policy(1) •Business Continuity Management Standard(4) •Risk Management Standard(4)	p.134-144 p.176
	Viability statement	•Viability statement

Reporting requirement as per Companies Act 2006 414CA and 414CB	Focus area	Read more in Diageo's reports	Relevant policies, standards or documents	Page reference
Non-financial performance
2(e) a description of the non-financial key performance indicators relevant to the company’s business	Our performance: monitoring performance and progress	•Our performance •‘Spirit of Progress’		p.41-42
Climate-related financial disclosures as required by sections 414CA and 414CB of the Companies Act 2006
(a) description of the company’s governance arrangements in relation to assessing and managing climate-related risks and opportunities;	Pioneer grain-to- glass sustainability	•Identifying climate risks and opportunities •Governance	See above under Environmental matters	p.113
(b) a description of how the company identifies, assesses, and manages climate-related risks and opportunities;		•Identifying climate risks and opportunities		p.114-121
(c) a description of how processes for identifying, assessing, and managing climate-related risks are integrated into the company’s overall risk management process;		•Our principal risk and risk management •Identifying climate risks and opportunities		p.134-144 p.114-121
(d) a description of— (i) the principal climate-related risks and opportunities arising in connection with the company’s operations, and		•Our principal risk and risk management •Identifying climate risks and opportunities		p.134-144 p.114-121
(d) a description of—(ii) the time periods by reference to which those risks and opportunities are assessed;		•Identifying climate risks and opportunities •Quantitative impact of transitions risks and opportunities •Our pathway to net zero		p.114-121
(e) a description of the actual and potential impacts of the principal climate-related risks and opportunities on the company’s business model and strategy;		•Identifying climate risks and opportunities •Identifying and assessing our transitions risks and opportunities		p.114-121
(f) an analysis of the resilience of the company’s business model and strategy, taking into consideration different climate-related scenarios;		•Climate change resilience •Viability statement •Scenario analysis of physical risks		p.114-121 and p.176
(g) a description of the targets used by the company to manage climate-related risks and to realise climate-related opportunities and of performance against those targets; and		•Our strategy for grain-to-glass sustainability		p.114-130
(h) a description of the key performance
indicators used to assess progress
against targets used to manage climate-
related risks and realise climate-related
opportunities and of the calculations on
which those key performance indicators
are based
		•Our strategy for grain-to-glass sustainability		p.114-130
(1) https://www.diageo.com/en/our-business/corporate-governance/code-of-business-conduct/policies-and-standards
(2) https://www.diageo.com/en/our-business/corporate-governance/code-of-business-conduct
(3) https://www.diageo.com/en/esg/doing-business-the-right-way/modern-slavery-statement
(4) Externally published documents on different subsites

LETTER FROM THE CHAIRMAN OF THE BOARD OF DIRECTORS
Supporting the business through Leadership
Dear Shareholder
It is with great pleasure that I present, on behalf of the Board, the corporate governance report for the year ended 30 June 2024. This report summarises how Diageo's leadership and governance structures have supported Diageo during the course of the year in seeking to achieve long-term sustainable success.
The Board is committed actively to creating long-term sustainable growth and delivering shareholder value. We aim to do so by building
Diageo's business through a portfolio of leading international brands, aligned to the highest growth categories and core industry trends. This year has seen continued volatility in consumer markets in a number of different geographies. In such a challenging external environment, it is particularly important that Diageo has resilient leadership, with a clear strategy, underpinned by strong values and culture, while remaining agile and adaptable, moving swiftly to respond to consumer trends and opportunities. It is the Board's responsibility to ensure that the company has the leadership required to achieve its long-term success and that management has the strategic direction and aims to achieve its growth ambition, supported by and centred on a strong, values-based culture.
While navigating the current turbulent external environment, we have continued to invest behind the business, ensuring that Diageo is well-
positioned in key categories and to take advantage of opportunities in fast-moving consumer trends. We look to manage our capital allocation in an appropriate manner, investing in growth areas, managing our portfolio, resources and footprint to optimise efficiency and focusing resources where they are most effective.
Leadership has been an area of particular focus for directors recently as we look to build the future composition of the Board, reflecting changes in some key roles through the coming months and into the second half of fiscal 25. We aim to have a balanced and experienced Board, comprising a diverse range of individuals with different skills and from different backgrounds, with an ability to express informed and independent views and opinions. With the recently announced new appointments to the Board, I am confident that Diageo will continue to have the effective and resilient leadership required to achieve its growth ambition over the long term.
Javier Ferrán(Chair)
Governance

Compliance with the UK Corporate Governance Code
The Board considers that, for the year ended 30 June 2024, Diageo has fully applied the Principles and complied with the Provisions of the UK Corporate Governance Code 2018 (the Code).
The table below details where content complying with the Code's requirements can be found.
Visit diageo.com for more information.

1	Board Leadership & Company Purpose
A.	Board of Directors	Board of Directors	154
		Board Chair Succession	189
		Performance Evaluation	190
B.	Purpose, Values and Culture	Our Business Today	13
		’Spirit of Progress’	97
C.	Resources and Control Framework	Business Model	23
		Our Principal Risks and Risk Management	134
		Corporate Governance Structure and Division of Responsibilities	153
D.	Stakeholder Engagement	Stakeholder Engagement	165
		Section 172 Statement	19
E.	Workforce Policies and Practices	Our Business Today	13
		’Spirit of Progress’	97
		Doing Business the Right Way	103
		Business Integrity Programmes	182
2	Division of Responsibilities
F.	Role of the Chair	Letter from the Chairman of the Board of Directors	148
		Corporate Governance Structure and Division of Responsibilities	153
		Performance Evaluation	190
G.	Division of Responsibilities	Corporate Governance Structure and Division of Responsibilities	153
		Composition of Board	158
H.	Role of the Non- Executive Director	Corporate Governance Structure and Division of Responsibilities	153
		Board of Directors	154
I.	Board Policies, Process, Information, Time and Resources	How our Board monitors Culture	175
		Duties of the Board	158
		Board Activities	162

3	Composition, Succession and Evaluation
J.	Appointments to the Board	Board Chair Succession	189
		Champion Inclusion and Diversity	110
		Recruitment and election procedures	188
K.	Board Skills, Experience and Knowledge	Composition of the Board	158
L.	Board Evaluation	Performance evaluation	190
4	Audit, Risk and Internal Controls
M.	Independence, and Effectiveness of Internal and External Auditors	Audit Committee Report	178
N.	Fair, Balanced, and Understandable Assessment	Director's Confirmations	177
O.	Risk and Internal Controls	Corporate Governance Structure and Division of Responsibilities	153
		Our Principal Risks and Risk Management	134
5	Remuneration
P.	Alignment to Purpose, Values and Long-Term Success	Remuneration Committee Chair's letter	192
		Remuneration at a Glance	195
		Director's Remuneration Policy	200
Q.	Remuneration Policy	Remuneration Committee Chair’s letter	192
		Director’s remuneration policy	200
R.	Independent Judgement and Discretion	Remuneration Committee Chair’s letter	192
		Consideration of wider workforce remuneration	205
Governance (continued)

Fiscal 24 Board Attendance	Annual General Meeting 2023	Board (maximum 6)	Audit Committee (maximum 5)	Nomination Committee (maximum 6)	Remuneration Committee (maximum 6)
Javier Ferrán	✓	6/6	—	5/6	—
Debra Crew	✓	6/6	—	—	—
Lavanya Chandrashekar	✓	6/6	—	—	—
Susan Kilsby	✓	6/6	5/5	6/6	6/6
Melissa Bethell	✓	6/6	5/5	6/6	6/6
Karen Blackett	✓	6/6	4/5	6/6	5/6
Valérie Chapoulaud-Floquet	✓	5/6	4/5	5/6	5/6
Sir John Manzoni	✓	6/6	5/5	5/6	6/6
Alan Stewart	✓	6/6	5/5	6/6	6/6
Ireena Vittal	✓	6/6	5/5	6/6	6/6
Former Directors
Lady Mendelsohn(1)	N/A	1/1	1/1	1/1	1/1
(1) Lady Mendelsohn retired from the Board prior to the company's Annual General Meeting on 28 September 2023.
Governance (continued)

Governance at a glance
Enabling our
Growth Ambition
Achieving Diageo's Growth Ambition is dependent on our Board and Executive Committee providing effective leadership for long-
term sustainable success, despite challenges in the external environment.

Highlights of fiscal 24

•Shaping Diageo's future through our business
transformation projects, across our supply chain
and systems infrastructures, and the strategy
refresh which led to creation of the Growth
Ambition.
•Announcing changes in key Board roles to build
our strong leadership during the next few
months and into the second half of fiscal 25.
•Refocusing our culture on our core values and
behaviours to embed agility and maintain our
highly engaged, talented and diverse workforce.

Read more on pages 170, 173 and 175

Diversity

Diageo has a long-standing commitment to being an
inclusive and diverse organisation, including at the most
senior leadership levels. Our diverse Board composition
has enabled Diageo to be ranked as one of the best
performing FTSE 100 companies in terms of female
representation, as recognised by the FTSE Women
Leaders Review, and has met the Parker Review's target
as to ethnic minority representation. As an example, three
of the Board's most critical roles, Chief Executive, Chief
Financial Officer and Senior Independent Director, are
held by women.

Read more on pages 190-191

Building our leadership

During the year, the Nomination Committee and Board
has been creating the leadership required at Board and
Executive Committee levels to continue growing
Diageo's business, including enabling smooth transitions
in key roles including that of the Board Chair, Audit
Committee Chair and Chief Financial Officer.

Board composition

ò	Chair
ò	Executive director
ò	Non-executive director

Governance (continued)

Purpose, values and culture

The Board has a critical role in monitoring the degree to
which culture and values are embedded within the
company. A key part of this is the Board’s workforce
engagement programme which, during fiscal 24, enabled
Non-Executive Directors, usually in pairs, to engage
directly with over 500 colleagues from 12 markets and
all functions, through eight virtual and seven in-person
focus group sessions. Subjects being discussed varied
broadly with a separate session being held on executive
remuneration and reward policy. Attendee sentiment was
also captured through a confidential survey following
each session.

See pages 172-173 for details of the feedback received

Strategy refresh

Recognising the scale of Diageo's growth over the past
several years and informed by shorter term external
challenges, the Chief Executive has undertaken a review
of Diageo's strategy during fiscal 24. This review has led
to the launch of the Growth Ambition to focus priorities
and drive future growth, which was approved by the
Board at the Annual Strategy Conference in April 2024.

Read more on page 170
Governance (continued)

Corporate governance structure and division of responsibilities

Non-Executive Directors

The Non-Executive Directors, all of whom the Board has determined are independent, experienced and influential individuals from a diverse range of industries, backgrounds and countries.

- Constructively challenge the Executive Directors
- Develop proposals on strategy
- Scrutinise the performance of management
- Satisfy themselves on the integrity of the financial information, controls and systems of risk management
- Set the levels of remuneration for Executive Directors and senior management
- Make recommendations to the Board concerning appointments to the Board
- Devote such time as is necessary to the proper performance of their duties

Nomination Committee
Audit Committee
Remuneration Committee
Independent oversight and rigorous challenge
Board of Directors
Chief Executive has delegated authority to these Committees
Leadership
Executive Committee
Filings Assurance Committee
Finance Committee
Audit & Risk Committee
Risk & Controls Steering Committee
Business unit risk management

Senior Independent Director

Susan Kilsby

- Acts as a sounding board for the Chair and serves as an intermediary for the other Directors where necessary
- Together with the other Non-Executive Directors, leads the review of the performance of the Chair, taking into account the views of the Executive Directors
- Available to shareholders if they have concerns where contact through the normal channels has failed

Company Secretary

Tom Shropshire

- The Board is supported by the Company Secretary who ensures information is made available to Board members in a timely fashion
- Supports the Chair in setting Board agendas, designing and delivering Board inductions and Board evaluations, and co-ordinates post-evaluation action plans, including risk review and training requirements for the Board
- Advises on corporate governance matters
- Is a member of the Executive Committee as General Counsel

Chief Executive

Debra Crew

- Develops the group's strategic direction for consideration and approval by the Board
- Implements the strategy agreed by the Board
- Leads the Executive Committee
- Manages the company and the group
- Along with the Chief Financial Officer, leads discussions with investors
- Is supported in her role by the Executive Committee
- Is supported by the Finance Committee and Filings Assurance Committee in the management of financial reporting of the company

Chair

Javier Ferrán

- Responsible for the operation, leadership and governance of the Board
- Ensures all Directors are fully informed of matters and receive precise, timely and clear information sufficient to make informed judgements
- Sets Board agendas and ensures sufficient time is allocated to ensure effective debate to support sound decision-making
- Ensures the effectiveness of the Board
- Engages in discussions with shareholders
- Meets with the Non-Executive Directors independently of the Executive Directors

Chief Financial Officer

Lavanya Chandrashekar

- Manages all aspects of the group's financial affairs
- Responsible for the management of the capital structure of the company
- Contributes to the management of the group's operations
- Along with the Chief Executive, leads discussions with investors
- Is supported by the Finance Committee and Filings Assurance Committee in the management of the financial affairs and reporting of the company
- Is a member of the Executive Committee

Governance (continued)

BOARD OF DIRECTORS

Position	Board skills and competencies	Key external appointments
Javier Ferrán
Key strengths: Brings
extensive board-level
experience from the drinks
and consumer products
industry, including at chief
executive level, and has a
wealth of experience in
consumer goods through
his venture capital
activities to draw from in
his role as Chair and leader
of the Board

Current external appointments: Chair, International
Consolidated Airlines Group, S.A.
Previous relevant experience: Non-Executive Director and
Senior Independent Director, Associated British Foods plc;
Non-Executive Director, Coca-Cola European Partners plc;
Member, Advisory Board of ESADE Business School;
President and CEO, Bacardi Limited; Non-Executive
Director, SABMiller plc

Chair
Nationality: Spanish
Appointed: Chair and Chair of the Nomination Committee: January 2017 (Appointed Chair Designate and Non-Executive Director: July 2016)
Debra Crew
Key strengths: Has broad
experience in various
consumer products sectors
at board, chief executive
and management
leadership levels, as well
as over five years'
experience in non-
executive and executive
roles at Diageo

Current external appointments: Non-Executive Director,
Stanley Black & Decker, Inc.
Previous Diageo roles: Interim Chief Executive; Chief Operating
Officer; President, North America; Non-Executive Director,
Diageo plc
Previous relevant experience: Non-Executive Director, Newell
Brands, Mondelēz International Inc.; President and CEO,
Reynolds American, Inc; President, PepsiCo North America
Nutrition, PepsiCo Americas Beverages, Western Europe
Region; various positions with Kraft Foods, Nestlé, S.A., and
Mars

Chief Executive
Nationality: American
Appointed: Chief Executive and Executive Director: June 2023
Lavanya Chandrashekar
Key strengths: Brings broad
financial expertise,
commercial skills and
strong consumer goods
experience to manage the
group’s affairs relating to
financial controls,
accounting, tax, treasury
and investor relations

Previous Diageo roles: Chief Financial Officer, Diageo North
America and Global Head of Investor Relations
Previous relevant experience: VP Finance, Global Cost
Leadership and Supply Chain, Mondelēz International; VP
Finance, North America, Mondelēz International; VP
Finance, Eastern Europe, Middle East and Africa, Mondelēz
International; various senior finance roles at Procter &
Gamble

Chief Financial Officer
Nationality: American
Appointed: Chief Financial Officer and Executive Director: July 2021
Susan Kilsby
Key strengths: Brings wide-
ranging corporate
governance and board-
level experience across a
number of industries,
including a consumer
goods sector focus, with
particular expertise in
mergers and acquisitions,
corporate finance and
transaction advisory work

Current external appointments: Non-Executive Chair, Fortune
Brands Innovations, Inc.; Non-Executive Director and Chair of
Corporate Responsibility Committee, Unilever PLC; Non-
Executive Director and Chair of Talent and Remuneration
Committee, COFRA Holding AG; Member and Chair of
Remuneration Committee, the Takeover Panel
Previous relevant experience: Senior Independent Director and
Chair of Remuneration Committee, BHP Group Plc, BHP Group
Limited; Senior Independent Director, BBA Aviation plc; Chair,
Shire plc; Chair, Mergers and Acquisitions EMEA, Credit
Suisse; Non- Executive Director, Goldman Sachs International,
Keurig Green Mountain, L’Occitane International, Coca-Cola
HBC, NHS England

Senior Independent Director
Nationality: American/British
Appointed: Senior Independent Director: October 2019 (Appointed Non-Executive Director: April 2018 and Chair of the Remuneration Committee: January 2019)
Melissa Bethell
Key strengths: Has extensive
international corporate and
financial experience,
including in relation to
private equity, financial
sectors, strategic
consultancy and advisory
services, as well as having
strong non-executive
experience at board and
committee levels across a
range of industries,
including retail, consumer
goods and financial
services

Current external appointments: Non-Executive Director, Tesco
PLC, Exor N.V.; Senior Advisor and Director of investee
companies, Atairos Europe
Previous relevant experience: Managing Director and Senior
Advisor, Private Equity, Bain Capital; Non-Executive
Director, Atento S.A., Worldpay plc, Samsonite S.A.

Non-Executive Director
Nationality: American/British
Appointed: Non-Executive Director: June 2020

Board committees	Audit Committee	Executive Committee	Nomination Committee	Remuneration Committee	Chair of the committee
Governance (continued)

Position	Board skills and competencies	Key external appointments
Karen Blackett
Key strengths: Brings expertise in
marketing, media and the
creative industries, as well as
broad experience in public
policy and strategic initiatives
through a number of different
government, industry and
public bodies

Current external appointments: Chancellor, University of Portsmouth;
Founding Trustee, BEO (Black Equity Organisation); Non-Executive
Director, Creative UK
Previous relevant experience: UK President, WPP plc; UK Race Equality
Business Champion, HM Government; Business Ambassador, Department
for International Trade, HM Government; Chairwoman, MediaCom UK &
Ireland; Chief Executive Officer, GroupM UK, MediaCom UK; Chief
Operations Officer, MediaCom EMEA; Marketing Director, MediaCom;
UK Country Manager, WPP plc; Non-Executive Director, The Pipeline

Non-Executive Director
Nationality: British
Appointed: Non-Executive Director: June 2022
Valérie Chapoulaud-Floquet
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
Nextstage S.C.A.; Vice Chair, Sofisport
Previous relevant experience: Chief Executive Officer, Rémy Cointreau
S.A.; President and CEO for the Americas, Louis Vuitton, LVMH
Group; President and CEO for North America, Louis Vuitton, LVMH
Group; President South Europe, Louis Vuitton, LVMH Group;
President & CEO, Louis Vuitton Taiwan, LVMH Group; President,
Luxury Product Division USA, L’Oréal Group; Non-Executive
Director, Jacobs Holding AG

Non-Executive Director
Nationality: French
Appointed: Non-Executive Director: January 2021
Sir John Manzoni
Key strengths: Has strong
commercial executive
experience as a former CEO in
the energy sector and non-
executive board-level
experience, including in the
alcoholic beverage industry, as
well as more recent expertise
in public policy and
government affairs

Current external appointments: Chair, SSE plc; Chair, Atomic Weapons
Establishment; Non-Executive Director, KBR Inc
Previous relevant experience: Chief Executive of the Civil Service and
Permanent Secretary of the Cabinet Office, HM Government;
President and Chief Executive Officer, Talisman Energy; Chief
Executive, Refining & Marketing, BP p.l.c.; Chief Executive, Gas &
Power, BP p.l.c.; Non-Executive Director, SABMiller plc

Non-Executive Director
Nationality: British
Appointed: Non-Executive Director: October 2020
Alan Stewart
Key strengths: Has a strong
background in financial,
investment banking and
commercial matters, with
particular expertise in
consumer retail industries, as
well as board and committee-
level experience at industry
institutions

Current external appointments: Non-Executive Director and Chair of
Audit Committee, Burberry Group plc; Partner, Altair Advisory LLP
Previous relevant experience: Chief Financial Officer, Tesco PLC; Non-
Executive Director, Tesco Bank; Chief Financial Officer, Marks & Spencer
Group plc, AWAS; Non-Executive Director, Games Workshop plc; Group
Finance Director, WH Smith PLC; Chief Executive, Thomas Cook UK;
Non-Executive Director and Chair of the Remuneration Committee, Reckitt
Benckiser Group plc

Non-Executive Director
Nationality: British
Appointed: Non-Executive Director: September 2014 (Appointed Chair of the Audit Committee: January 2017)
Ireena Vittal
Key strengths: Brings a wealth of
FMCG experience from a
career in executive consulting
with a focus on consumer
sectors and emerging markets,
including India, as well as
broad experience in non-
executive board roles in the
UK and India

Current external appointments: Non-Executive Director, Compass plc,
Asian Paints Limited; Non-Executive and Lead Independent Director,
Godrej Consumer Products Limited; Director and Member, UrbanClap
Technologies India Private Limited; Advisory Board Member, Russell
Reynolds Associates
Previous relevant experience: Head of Marketing and Sales, Hutchinson
Max Telecom; Partner, McKinsey and Company; Non-Executive
Director, Wipro Limited, Housing Development Finance Corporation
Limited, Titan Company Limited, Tata Global Beverages Limited,
GlaxoSmithKline Consumer Healthcare

Non-Executive Director
Nationality: Indian
Appointed: Non-Executive Director: October 2020

Board committees	Audit Committee	Executive Committee	Nomination Committee	Remuneration Committee	Chair of the committee

Debra Crew and Lavanya Chandrashekar are also members of the Executive Committee.
Their biographies can be found on page 154.
(1)  John Kennedy, who had previously been a member of the Executive Committee, most recently as President, Europe and India, from July 2016 until December
2022 when he left the company. He rejoined the company and was reappointed to the Executive Committee as President, Europe in January 2024.
Governance (continued)

EXECUTIVE COMMITTEE

	Position	Key external appointments
1	Ewan Andrew
Current external appointments: Member, Scotch Whisky Association
Council, Scottish Business Climate Collaboration Board, One Planet
Business for Biodiversity Board, Gartner Executive Advisory Board
Previous Diageo roles: Supply Director, International Supply Centre;
Senior Vice President, Supply Chain & Procurement, Latin America and
Caribbean; Senior Vice President Manufacturing & Distilling, North
America; various supply chain, operational management and
procurement roles

President, Global Supply Chain & Procurement and Chief Sustainability Officer
Nationality: British
Appointed: September 2019
2	Alvaro Cardenas
Previous Diageo roles: Managing Director, Andean Region; Director,
End-to-End Global Commercial Processes; Finance Director, South East
Asia Region, PUB (Paraguay, Uruguay and Brazil) Region, Andean
Region, Colombia

President, Latin America and Caribbean
Nationality: Colombian
Appointed: January 2021
3	Cristina Diezhandino
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

Chief Marketing Officer
Nationality: Spanish
Appointed: July 2020
4	Sally Grimes
Current external appointments: Director, Continental Grains Company
Previous relevant experience: Chief Executive Officer, Clif Bar &
Company; Group President, Prepared Foods, Tyson Foods; President,
International & Chief Global Growth Officer, Tyson Foods; President,
Gourmet Food Group and Chief Innovation Officer, Hillshire Brands
Company

Chief Executive Officer, North America
Nationality: American
Appointed: October 2023
5	John Kennedy
Previous Diageo roles: President, Europe and India; President, Europe and Western Europe; Chief Operating Officer, Western Europe;
Marketing Director, Australia; General Manager for Innovation, North
America; President and Chief Executive Officer, Diageo Canada;
Managing Director, Diageo Ireland
Previous relevant experience: Brand management roles, GlaxoSmithKline,
Quaker Oats

President, Europe
Nationality: American
Appointed: January 2024
6	Daniel Mobley
Previous Diageo roles: Corporate Relations Director, Europe
Previous relevant experience: Regional Head of Corporate Affairs, India
& South Asia, Regional Head of Corporate Affairs, Africa, Group Head
of Government Relations, Standard Chartered; extensive government experience including in HM Treasury and Foreign & Commonwealth
Office

Global Corporate Relations Director
Nationality: British
Appointed: June 2017
7	Hina Nagarajan
Current external appointments: Non-Executive Director, BP p.l.c.
Previous Diageo roles: CEO-Designate, United Spirits Limited;
Managing Director, Africa Regional Markets
Previous relevant experience: Managing Director, China & SVP North
Asia, Reckitt Benckiser; General Manager, Malaysia & Singapore,
Reckitt Benckiser; CEO & MD Mary Kay India; senior marketing and general management roles, ICI Paints India and Nestlé India

Managing Director and CEO of United Spirits Limited
Nationality: Indian
Appointed: July 2021
8	Dayalan Nayager
Previous Diageo roles: President, Africa; Managing Director, Great
Britain and Justerini & Brooks, Ireland and France, Global Travel;
Regional Director, Global Travel Europe; Commercial Director, South
Africa; Customer Marketing Director, South Africa; Key Account
Director, South Africa
Previous relevant experience: Various positions, Heinz, Mars

President, Africa and Chief Commercial Officer
Nationality: South African/British
Appointed: July 2022
9	John O'Keeffe
Previous Diageo roles: President, Asia Pacific & Global Travel;
President, Africa & Beer; CEO and Managing Director, Guinness
Nigeria; Global Head, Innovation; Global Head, Beer and Baileys;
Managing Director, Russia and Eastern Europe; various management and marketing positions

President, Asia Pacific, Global Travel and India
Nationality: Irish
Appointed: July 2015
Governance (continued)

10	Louise Prashad
Previous Diageo roles: Global Talent Director; Talent & OE Director,
Africa; HR Director, Europe, West Latin America and Caribbean, Global
Functions; Talent and Learning Director UK, Ireland and North America;
HR Director Great Britain; Global Supply; Global Commercial
Previous relevant experience: various HR roles, Stakis Group and Hilton
Hotels

Chief HR Officer
Nationality: British
Appointed: January 2022
11	Tom Shropshire
Current external appointments: Member of the Court (Non-Executive
Director), The Bank of England; Trustee, New York University School
of Law; Member of the Steering Committee, The Parker Review; Interim
Chair, Charity Projects Limited (Comic Relief)
Previous relevant experience: Partner & Global US Practice Head,
Linklaters LLP

General Counsel & Company Secretary
Nationality: American/British
Appointed: July 2021
Governance (continued)

Board of Directors
Composition of the Board
The Board comprises the Non-Executive Chair, two Executive Directors, the Senior Independent Director, and six independent Non-
Executive Directors. The biographies of all Directors are set out in this Annual Report on pages 154-155.
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
As at 24 July 2024, women make up 70% of the Board and there are four Directors (40%) who self-disclose as being from minority ethnic groups. Further information about diversity at Board and senior executive levels can be found on page 191  and in the 'Our people and culture' and 'Champion inclusion and diversity' sections of the Strategic Report on pages 105-107 and 110-113 respectively. The Board's Diversity Policy is available at https://www.diageo.com/en/our-business/corporate-governance/board-
diversity.
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
Duties of the Board
The Board manages overall control of the company’s affairs with reference to the formal schedule of matters reserved for the Board for decision. The schedule was last reviewed in July 2024 and is available at https://www.diageo.com/en/our-business/corporate-
governance. In order to fulfil their duties, procedures are in place for Directors to seek both independent advice and the advice and services of the Company Secretary, who is responsible for advising the Board on all governance matters. The Board considers a number of factors when making decisions, including the potential impact of those decisions on various stakeholder groups and on the company's ‘Spirit of Progress‘ and other non-financial targets, including in respect of environmental sustainability. Further information on the Board and the Audit Committee's roles in climate risk governance can be found on page 113. The terms of reference of Board Committees are reviewed regularly, most recently in July 2024, and are available at
https://www.diageo.com/en/our-business/corporate-governance.
Corporate governance requirements
In January 2024, the Financial Reporting Council (FRC) published a new version of the UK Corporate Governance Code, which will apply to companies with a premium listing on the London Stock Exchange, including Diageo, for financial periods starting on or after
1 January 2025. Until such time, the principal corporate governance rules applying to Diageo for the year ended 30 June 2024 are contained in the 2018 UK Corporate Governance Code (the Code) and the UK Financial Conduct Authority (FCA) Listing Rules,
which require us to describe, in our Annual Report, our corporate governance from two points of view: the first dealing generally with our application of the Code’s main principles and the second dealing specifically with non-compliance with any of the Code’s provisions. The two descriptions together are designed to give shareholders a picture of governance arrangements in relation to the
Code as a criterion of good practice. A copy of the Code is publicly available on the website of the FRC, www.frc.org.uk. Diageo’s statement as to compliance with the Code during the year ended 30 June 2024 can be found on page 158. Diageo must also comply with corporate governance rules contained in the FCA Disclosure Guidance and Transparency Rules and certain related provisions in the Companies Act 2006 (the Act). Diageo is also listed on the New York Stock Exchange (NYSE), and as such is subject to the applicable rules of this exchange and jurisdiction. For example, Diageo is subject to the listing requirements of the NYSE and the rules of the US Securities and Exchange Commission (SEC), as they apply to foreign private issuers. Compliance with the provisions of the
US Sarbanes-Oxley Act of 2002 (SOX), as it applies to foreign private issuers, is continually monitored.
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
•Director independence: The Code requires at least half the Board (excluding the Chair) to be independent Non-Executive
Directors, as determined by affirmatively concluding that a Director is independent in character and judgement and determining whether there are relationships and circumstances which are likely to affect, or could appear to affect, the
Director’s judgement. The Code requires the Board to state its reasons if it determines that a director is independent notwithstanding the existence of relationships or circumstances which may appear relevant to its determination. NYSE rules require a majority of independent directors, according to the NYSE’s own 'brightline' tests and an affirmative determination by the Board that the Director has no material relationship with the listed company. Diageo’s Board has determined that, in its judgement and without taking into account the NYSE brightline tests, all of the Non-Executive
Directors are independent. As such, currently eight of Diageo’s ten Directors are independent. Further details of this determination in relation to Alan Stewart, Non-Executive Director and Chair of the Audit Committee, are set out on page
160.
•Chair and Chief Executive: The Code requires these roles to be separate. There is no corresponding requirement for US companies. Diageo has a separate Chair and Chief Executive.
•Non-Executive Director meetings: NYSE rules require Non-Management Directors to meet regularly without management present and independent directors to meet separately at least once a year. The Code requires Non-Executive Directors to meet without the Chair present at least annually to appraise the Chair’s performance. During the year, Diageo has complied with these requirements with independent Non-Executive Directors, including the Chair, meeting without the Executive Directors present five times and independent Non-Executive Directors meeting without the Chair or Executive Directors present twice.
•Board committees: Diageo has a number of Board committees that are similar in purpose and constitution to those required by
NYSE rules. Diageo’s Audit, Remuneration and Nomination Committees consist entirely of independent Non-Executive
Directors. Under NYSE standards, companies are required to have a nominating/corporate governance committee, which develops and recommends a set of corporate governance principles and is composed entirely of independent directors. The terms of reference for Diageo’s Nomination Committee, which comply with the Code, do not contain such a requirement. In accordance with the requirements of the Code, Diageo has disclosed on pages 171-172 the results and means of its annual evaluation of the Board, its Committees and the Directors, and it provides extensive information regarding the Directors’
compensation in the Directors’ remuneration report on pages 198-224.
•Code of ethics: NYSE rules require a Code of Business Conduct and Code of Ethics to be adopted for directors, executive officers and employees and disclosure of any waivers for executive directors or officers. Diageo has adopted a Code of
Business Conduct for all Directors, officers and employees, as well as a Code of Ethics for Senior Financial Officers in accordance with the requirements of SOX. See page 183 for further details.
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
Structure and division of responsibilities
The Board is committed to the highest standards of corporate governance and risk management, which is demonstrated in its established corporate governance framework, illustrated on page 153. This includes the three Board Committees (Audit Committee,
Nomination Committee and Remuneration Committee), as well as management committees which report to the Chief Executive or
Chief Financial Officer (Executive Committee, Finance Committee, Audit & Risk Committee and Filings Assurance Committee).
There is a clear separation of the roles of the Chair, the Senior Independent Director and the Chief Executive which has been clearly established, set out in writing and approved by the Board. A copy of this is available at https://www.diageo.com/en/our-business/
corporate-governance. No individual or group dominates the Board’s decision-making processes.

Further details on the Board Committees can be found in the separate reports from each committee on pages 178-224, and details of the Executive Committee can be found on pages 156.
Governance (continued)

Board skills and experience
Having an appropriate mix of experience, expertise, diversity and independence is essential for Diageo's Board. Such diverse attributes enable the Board as a whole to provide informed opinions and advice on strategy and relevant topics, thereby discharging its duty of oversight. The Board skills matrix helps to identify the experience and expertise of existing Directors, required skill sets or competencies, and the strategic requirements of the company. The key strengths and relevant experience of each Director are set out on pages 154-155, and a matrix of the Board’s current skills and experience is set out below.
Independence
The Code requires the Board to state its reasons for concluding that a director is independent notwithstanding the existence of certain relationships or circumstances which are likely to impair or appear to impair the director's independence. A non-exhaustive list of such circumstances is set out in provision 10 of the Code and include, amongst other things, the fact that a director has served on the board for more than nine years. As noted in last year's annual report, Alan Stewart, who was first appointed to the Board in September 2014 and has therefore exceeded nine years on the Board, agreed to extend the term of his appointment to enable a smooth transition of the role of Chair of the Audit Committee. As announced on 20 February 2024, Julie Brown will be joining the Board and succeeding Alan as Chair of the Audit Committee with effect from 5 August 2024. Accordingly, Alan will retire from the Board immediately prior to the 2024 AGM and not stand for re-appointment. The Board considered the matter of Alan's independence in light of this extension and concluded that, notwithstanding his serving for more than nine years, he continues to make high-quality contributions to Board and committee meetings, providing effective and constructive challenge to management and demonstrating objective and independent judgement. In light of this assessment, originally made in July 2023 and recently confirmed by the Board, the Board has determined that Alan Stewart remains independent.
Board and Committee attendance
Directors’ attendance record at the last AGM, scheduled Board meetings and Board Committee meetings, for the year ended 30 June
2024 is set out in the table shown on page 150. Directors are expected to attend all meetings of the Board and its Committees and the
AGM, but if unable to do so they are encouraged to give their views to the Chair of the meeting in advance. The 2023 AGM was held as a combined physical and electronic meeting via a live webcast with all Directors attending either physically or by video link. For
Board and Board Committee meetings, attendance is expressed as the number of meetings attended of the number that each Director was eligible to attend. The 2024 AGM is scheduled to be held on 26 September 2024.
Governance (continued)

Fiscal 24 Board activities timeline

During fiscal 24, there were several scheduled in-person meetings of the Board and its Committees as well as a number of ad hoc, out-of-cycle meetings held by video-conference and electronic approvals. During the year, most physical Board and Committee meetings were held at Diageo's office in London although the Board met in Chicago in October 2023. The Annual General Meeting was held in London in September 2023, enabling shareholders to engage directly with the Board. In April 2024, the Board meeting was preceded by the Annual Strategy Conference, a multi-day conference at which the Executive Committee and the Board review and discuss business strategy areas and initiatives, from which the annual cycle of strategic topics for consideration by the Board over the next 12 months is determined.

- Strategic and operational matters
- Risk mitigation, audit and assurance
- Environmental, social and governance matters
- Talent and people management

July 2023 – Board and Committee meetings – London, UK

- Review by Audit Committee of fiscal 23 reporting, external audit, preliminary results announcement, annual report and accounts, as well as internal audit, controls and business integrity matters
- Review by Audit Committee of non-financial disclosures, including TCFD compliant reporting
- Nomination Committee and Remuneration Committee meetings, focusing on executive reward cycle
- Board meeting, focusing on fiscal 23 full year performance and reporting, finance and governance matters, 'Spirit of Progress' programme, and workforce engagement activities

September 2023 – Board and Committee meetings and AGM – London, UK

- Nomination Committee meeting
- Board meeting, focusing on latest performance, reputation management and strategy, and various supply chain contract approvals
- Annual General Meeting, engaging with shareholders and investors with presentation and Q&A session, and voting on resolutions

October 2023 – Board and Committee meetings – Chicago, Illinois, USA

- Audit Committee meeting, with a focus on principal and emerging risk reviews
- Nomination Committee and Remuneration Committee meetings
- Multi-day board meeting, focusing on latest performance, North America business and operations, including customer and on-premises visits and a production facility tour, Africa strategic review, digital marketing, and values, behaviours and culture

December 2023 – Board and Committee meetings – London, UK

- Audit Committee meeting, with a focus on principal and emerging risk reviews, internal audit, controls and business integrity matters, and preparation for half year results review
- Nomination Committee meeting
- Board meeting, focusing on latest performance, global travel, business development, inclusion and diversity, and board evaluation feedback

January 2024 – Board and Committee meetings – London, UK

- Audit Committee meeting, focusing on half year reporting and interim results review, as well as internal audit, controls and business integrity matters
- Nomination Committee and Remuneration Committee meetings
- External speaker on cyber security preparedness
- Board meeting, focusing on fiscal 24 half year performance and reporting, finance matters, workforce engagement activities, and supply chain contract approvals

April 2024 – Annual Strategy Conference, Board and Committee meetings – London, UK

- Annual Strategy Conference, focusing on business transformation, key regional strategies, innovation, whisky, and business planning
- Board review and approval of materiality assessment results and refresh of 'Spirit of Progress' programme
- Audit Committee meeting, with a focus on principal and emerging risk reviews, internal audit, controls and business integrity matters
- Nomination Committee meeting, focusing on Executive Committee succession planning, and Remuneration Committee meeting
- Board meeting, focusing on finance matters, business development, reputation management, supply chain footprint and approvals

June 2024 – Committee meetings – London, UK

- Audit sub-committee meeting, focusing on progress in relation to audit and year end reporting
- Review of preparation of non-financial reporting and disclosures, including TCFD compliant reporting
- Remuneration Committee meeting, focusing on executive reward cycle

Governance (continued)

Appointment and re-appointment at AGMs
The Chair has confirmed that the Non-Executive Directors standing for re-appointment at this year’s AGM continue to perform effectively, both individually and collectively as a Board, and that each Non-Executive Director demonstrates commitment to their roles and continues to provide constructive challenge, strategic guidance and offer specialist advice, as well as holding management to account. As can be seen from the attendance records set out on page 150, Directors’ attendance levels have been consistently high throughout the year ended 30 June 2024. Two proposed Directors, Julie Brown and Nik Jhangiani, will also stand for appointment.
Further details, including biographies, are set out in the Notice of Meeting for this year's AGM.
Board activities
Details of the main areas of focus of the Board and its Committees during the year include those summarised below:
Governance (continued)

Areas of focus	Strategic outcomes	Stakeholders
Strategic matters
•Held a two-day Annual Strategy Conference (ASC) focusing on key strategic matters, including implementation of strategic
transformation programmes, regional reviews of North America and
Asia Pacific, whisky strategy, developments in the group's ESG programme including ’Spirit of Progress’
•Regularly reviewed the group’s performance against the strategy
•Received reports on the financial performance of the group as against the annual plan
•Reviewed the group’s governance frameworks for reputation
management, tax strategy and policy
•Received reports on the macroeconomic environment, socio-political matters and emerging trends
•Carried out deep dives into key strategic topics including its operations, portfolio and footprint in North America and Africa, its digital marketing strategy, and its global travel business

Operational matters
•Reviewed and approved the group's three-year plan and annual funding plan, insurance, banking and capital expenditure
requirements
•Regularly reviewed and approved the group’s M&A and business development activities, reorganisations and various other projects
•Reviewed the group's internal culture and values, including in respect of diversity and inclusion, values and behaviours
•Approved capital expenditure investments, and various significant procurement, systems and other contracts, having taken into
consideration financial, operational, sustainability and other ESG related factors
•Reviewed the company’s capital allocation, funding and liquidity positions, and those of its pension schemes
•Reviewed and approved the company’s return of capital proposals, including interim and final dividends and share buyback programme
•Approved new roles and appointments to the Board, including a new future Chair of the Board, a new Chief Financial Officer and a new
Chair of the Audit Committee of the Board
•Acting through the Nomination Committee, reviewed the company’s succession planning and talent strategy

ESG matters
•Supervised conduct of double materiality assessment, reviewed progress in relation to the group's ’Spirit of Progress’ programme and refreshed the programme in light of the initial double materiality assessment results
•Received reports on workforce engagement over the year
•Received regular investor reports
•Received regular updates on ESG matters and progress towards
‘Spirit of Progress‘ targets
•Engaged an external facilitator to carry out evaluation of the Board’s performance, reviewed results and agreed action points
•Reviewed schedule of matters reserved for the Board and terms of reference of its Committees

Assurance and risk management
•Received reports in relation to material legal matters, including disputes, regulatory and governance developments, and areas of legal or regulatory risk
•On the recommendation of the Audit Committee, approved the
company’s risk footprint, including reviewing and updating the principal risks
•On the recommendation of the Audit Committee, approved the
company’s filings, financial and non-financial reporting including interim and preliminary results announcements, US filings and
Annual Report

Governance (continued)

Stakeholders key
Unleash the power of our brands & portfolio…	People	Customers	Communities
…to lead and shape consumer trends…
	Consumers	Suppliers	Investors
…executed with operational excellence
Governance (continued)

Stakeholder engagement
We aim to maintain open and positive dialogue with all our stakeholders, considering their key interests in our decision-making and communicating with them on a regular basis. This dialogue helps us build trust and respect and make choices as a business that help shape the role we play in society.
The development of strong and positive relationships between Diageo and its external stakeholders is an intrinsic part of our purpose and culture. Our stakeholders include not only business partners such as suppliers and customers, our people and workforce, but also government, consumers and the wider communities in which we operate. As noted in the company’s statement on Section 172 of the
Companies Act 2006 set out on page 19 in making their decisions and in discharging their duties to promote the success of the company, the Directors must have regard to the interests of its stakeholders. We have summarised below why our stakeholders are important to us, what we believe their principal interests are and how the Board and company seeks to engage and respond.

Stakeholder and why we engage
Our people
–People are at the core of
our business
–We aim to build a
trusting, respectful and
inclusive culture where
people feel engaged and
fulfilled
–We want our people to
be treated with dignity
at work and their human
rights respected

What we believe matters most to them
•Prioritisation of health, safety and well-
being
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
•Sessions on different aspects of
culture, values and behaviours at Board
meetings led by Chief HR Officer
Upcoming priorities
•Maintaining focus on
simplifying internal processes,
including upgrading and
transforming business
operations and systems
•Continuing workforce
engagement activities including
as part of business
transformation implementation
and change management

Consumers
•Understanding our
consumers is critical for
our business’s long-term
growth
•Consumer motivations,
attitudes and behaviours
form the basis of our
business strategy, brand
marketing and
innovation
•We want consumers to
enjoy our products
responsibly and for
them to ‘drink better,
not more’

What we believe matters most to them
•Choice of brands for different
occasions, including no- and lower-
alcohol
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
•Papers prepared by strategy
team on evolving consumer behaviours
globally and in key regions
•Regular updates by Business
Development and Innovation teams on
organic and inorganic opportunities and
portfolio choices
Upcoming priorities
•Ongoing review of portfolio
and category participation opportunities
•Developing pipeline of
innovation informed by consumer
insights
•Enhancing marketing
effectiveness through detailed
understanding of consumer motivation,
globally and by region or market

Governance (continued)

Stakeholder and why we engage
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
•Deep dive reviews on key
regions or markets, such as Great
Britain and North America, including
consideration of key customer
relationships and ways of working
Upcoming priorities
•Scheduling face-to-face
meetings for Directors to
meet representatives of key
customers during market
visits and throughout Board
calendar
•Enhancing relationships
between the company and its
customers through
engagement opportunities

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
•Proposals put to the Board
include summaries of potential
implications for suppliers as a key
stakeholder group
Upcoming priorities
•Continued focus on rollout of
supply chain agility
programme
•Monitoring impact of supply
chain disruption on operations
•Supervision of initiatives to
improve sustainability and supply
chain resilience

Governance (continued)

Stakeholder and why we engage
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

Reporting to the Board
•Reports provided to Board
on progress made in relation to 'Spirit
of Progress' targets
•Proposals put to the Board
include summaries of potential
implications for local communities
•Reports on macroeconomic
and socio-political events provided to
Board by management
Upcoming priorities
•Enabling acceleration of key
aspects of 'Spirit of Progress'
targets, including in respect
of positive drinking and
water stewardship
•Increased focus on carbon
reduction initiatives

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
How the Board seeks to engage
•Indirect engagement through periodic updates
from the Chief Executive and corporate relations
executives
•Review of macroeconomic and geopolitical
developments as part of strategy sessions
•Updates on regulatory developments, including in
relation to non-financial reporting, corporate governance
and public policy

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

Governance (continued)

Stakeholder and why we engage
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
How the Board seeks to engage
•Regular engagement between key investors
and Chief Executive and Chief Financial Officer
through Investor Relations programme of events
•Participation in investor conferences such as
the Consumer Analyst Group of New York meeting
(CAGNY)
•Hosting investor events such as the Capital
Markets Event held in New York in November 2023
•Attendance at the Annual General Meeting in
September 2023, including responding to questions
from shareholders

Reporting to the Board
•Monthly reports compiled by
Investor Relations team provided to
the Board, providing details on
engagement sessions with investors
and key trends
•Chief Executive reporting
investor sentiment to the Board as part
of regular updates at Board meetings,
including feedback following
participation at analyst and investor
conferences
Upcoming priorities
•Continued proactive
engagement with investors
through structured
programme of engagement
activities over the year
•Preparing for the Annual
General Meeting to be held in
September 2024
•Engaging directly with
investors through post-results
announcement roadshows

Engaging with investors and shareholders

Diageo's Investor Relations (IR) team support the Chief Executive,
Chief Financial Officer and other members of the Board and
Executive Committee with arranging a programme of engagement events, attendance at analyst conferences, meetings and calls with a wide variety of shareholders, investors and analysts. The IR team monitor Diageo's share price performance and trading patterns, review analyst research notes and recommendations, peer group and other sector news, providing regular reports to the Board and
Executive Committee. During fiscal 24, there have been over 400 meetings or calls between investors and management, including the
Chief Executive, Chief Financial Officer or other members of the
Executive Committee and IR team. A key example of how the
company engages with investors is the Capital Markets Event held in
November 2023 at which Diageo's Executive Committee highlighted the company's strategic priorities, showcased case studies of strategy being put into action, including in relation to the opportunities for whisky in India, innovation in Guinness and the rollout of tequila into new markets. These engagement events allow investors to get a more detailed understanding of our market dynamics and opportunities and how Diageo looks to grow its business, while also allowing
management to have a direct dialogue with investors.

Governance (continued)

Fiscal 24 investor activity timeline
August 2023	September 2023	October 2023	November 2023	December 2023
•Announcemen t of Diageo's Preliminary Results for fiscal 23 on 1 August 2023 •Roadshow by the CEO and CFO in the UK and US	•Annual General Meeting held on 28 September 2023 •IR team held a number of one-to-one meetings and conference calls with various investors	•IR team had meetings with investors on an individual and group basis	•Trading update announcement •Capital Markets Event hosted in New York by CEO, CFO and Executive Committee members	•CEO, CFO and other Executive Committee members had various meetings and calls with investors

January 2024	February 2024	March and April 2024	May 2024	June 2024
•Announcemen t of Diageo's Interim Results for fiscal 24 on 30 January 2024	•Roadshow by CEO and CFO in London, New York and Boston •CEO and CFO presented at the CAGNY conference	•The CEO, CFO and IR team met with several investors, individually and in groups	•Roadshow hosted by Barclays with CFO and IR team in San Francisco and Los Angeles	•CFO attended Deutsche Bank Conference in Paris

Principal Board decisions
Below are some examples of the principal decisions taken by the Board during fiscal 24 as well as summaries of some of the matters referred to in Section 172 of the Companies Act 2006 which were taken into consideration by the Board.
Governance (continued)

Creation of our Growth Ambition
Decision made
Supported by the group strategy team and Executive Committee, the Chief Executive has carried out a review and assessment of our strategy in light of the evolving external environment, resulting in the identification of strategic imperatives and priorities to enable future growth. This overview, which was presented to and approved by the Board, led to the creation of Diageo’s Growth
Ambition, further details of which are set out on pages 25-26.

Stakeholder considerations
Diageo’s strategy has been to consistently and steadily gain share and build global brands despite various challenges and dynamic external factors, such as Covid-19, the cost of living crisis, consumer trends and stakeholder expectations. In recent years, the macroeconomic, geopolitical and societal environment has continued to be volatile seeing a period of accelerated change in many respects, including digitalisation and technological advances, while other longer-term trends, such as premiumisation, have broadly continued, albeit in a less consistent manner. The Growth Ambition has at its core the interests and demands of consumers, which vary considerably by market, and, by extension, customers. The review also considered the interests and needs of Diageo’s employees and broader workforce, who need the systems, processes, structures and capabilities to enable growth by responding to and leading consumer trends appropriately. The review also considered the interests of shareholders, aiming to create value, which can be reinvested in our brands and business, and returned to shareholders.

’Spirit of Progress’ review and refinement
Decision made
Diageo’s ambitious global ESG action plan, ‘Spirit of Progress’, was launched in 2020, having been approved by the Board, with the aim to make a positive impact on people and the planet and to help create a more inclusive and sustainable world. Approaching the mid-point of the overall programme, during fiscal 24 management undertook a review of the action plan’s current status and recommended a refinement and focus of resources on those targets which address our highest risks and in respect of which we can have the greatest impact. The Board approved the review and resulting refinement of these targets and priority areas.

Stakeholder considerations
Diageo has a longstanding commitment to carrying on its business in a sustainable and resilient way, given the importance of environmental and social responsibility and the impact that the Company has on its different stakeholder groups. For example,
Diageo’s workforce want to work for a company that values the environment and community in which it operates, encourages inclusion of a diverse range of people and builds respect, engagement and fulfillment. Investors and shareholders benefit from business practices which are sustainable and result in consistent holistic performance, balancing resource and capital allocation over time. The review, which is described in more detail on page 97, considered the underlying targets of the programme’s three priority areas and the degree to which progress had been made against them, the reasons why significant progress had been made against certain targets but not against other targets, and the preliminary results of management's double materiality assessment. The review also included consideration of various external factors and uncertainties which impact our ability to achieve certain targets, how stakeholder approaches and expectations developed over time, and areas where Diageo could have a disproportionate impact through additional resource and focus. As a result of the review, Diageo will focus its efforts on those areas and targets which address our highest risks and in respect of which we can have the greatest impact, recognising the continuing importance of sustainability to our stakeholders.

Appointment of future Board Chair
Decision made
The Board approved the appointment of Sir John Manzoni, an existing Non-Executive Director, as Chair of the Board effective on or around 5 February 2025, succeeding Javier Ferrán, who will be standing down in his ninth year on the Board.

Stakeholder considerations
The Board considered Sir John Manzoni’s record since joining the Board in 2020, having made high-quality contributions to Board and committee meetings, providing effective and constructive challenge to management and demonstrating objective and independent judgment. The Board considered that Sir John facilitated constructive Board relations in a manner which was consistent with the Board’s transparent and open culture, and had supported the current Chair in instilling appropriate values, behaviours and culture in the Board and senior management. Sir John has extensive leadership experience across a number of complex and fast-changing sectors, in the UK and globally, including in executive and non-executive capacities within the private sector as well as in the UK civil service. His experience in the public sector, working with government, civil service and regulators, would be particularly beneficial to Diageo. Sir John’s current appointments and commitments were also noted, including his roles on other company boards, in light of the commitments and demands of the role, as was the fact that he was independent on appointment, as required by the Code, and remained independent. Overall, the Board concluded that Sir John was the most suitable candidate and that his appointment as Chair would be of benefit to the company, its shareholders and wider stakeholders.

Wider stakeholder engagement
Diageo has ambitious goals across a variety of social and environmental targets and has a long track record of working with stakeholders to achieve these goals. Our ambition to be one of the best performing, most trusted and respected consumer products companies in the world can only be achieved through engagement and partnership with our stakeholders. The Board and its members have engaged directly and indirectly with a variety of its key stakeholders during fiscal 24 in order to respond to stakeholder considerations in making its decisions and determining the company’s strategy and goals. These include the following activities:
•In October 2023, the Board met and engaged with customers and retailers in Chicago, touring shops and stores. During these meetings and visits, Directors discussed with customers and their staff what trends were emerging and how they were impacting sales, stock and inventory levels and consumer choice. Similarly, when meeting in April 2024 in London, the Board heard the views of senior executives from Diageo's largest on-trade customers, grocery and wholesale customers in the United Kingdom. Feedback
Governance (continued)

received from customers in different markets is also reported to the Board by the Chief Executive in her regular performance summaries. Diageo partners with its customers to analyse the performance of its portfolio and marketing investment as well as market trends and consumer activity, in order to enhance the company's consumer insights tools which enhance its innovation, product development and marketing initiatives.
•Directors, both individually and collectively, have visited a number of different Diageo offices and production sites during the year. Our Chair, Chief Executive and Chief Financial Officer travel regularly to different sites around the world, but our Non-Executive Directors also visit Diageo locations. For example, in October 2023 Non-Executive
Directors visited the company's packaging facility and plant in Plainfield, Illinois, as well as its newly opened Guinness
Open Gate brewery and tap room in Chicago. A number of Non-Executive Directors have also visited Diageo's tequila operations and agave farms in Mexico over the course of the year. These visits enabled the Board to get a deeper understanding of the company's production processes and facilities, as well as the impact of brand homes on brand equity and consumer choice. Engaging directly with employees through these visits, as well as the regular workforce engagement sessions, is an important means of providing insights as to the complexity of managing distribution and logistics routes, inventory management and demand forecasting, informing strategic decision-making and supply chain efficiency.
•The Board has a well-established workforce engagement programme, in which each Non-Executive Director is involved in regular engagement sessions with different parts of the global workforce over the course of the year, both virtual and in person. Through these sessions, Non-Executive Directors gain insights into the company’s culture which are then fed back to the company’s engagement teams and used to shape our approach to people. See pages 172-173 for this year’s workforce engagement statement which includes further details of how the programme has operated during the year.
•Board members, and in particular the Chief Executive and Chief Financial Officer, participate in an extensive programme of regular meetings, calls and other engagement activities with investors and analysts, co-ordinated by the Investor Relations function. See page 169 for a timeline summarising this programme, which includes highlights from fiscal 24 including the company's Capital Markets Event hosted in its New York office in November 2023 and the company's participation at the annual conference of the Consumer Analyst Group of New York held in Florida in February 2024. Materials from these sessions are available on https://www.diageo.com/en/investors/results-reports-and-presentations.
Further information on our stakeholders, what we think is important to them and how the Board engages and responds to them can be found on pages 165-170. Case studies summarising how stakeholder considerations were taken into account by the Board during fiscal
24, as required by Section 172 of the Companies Act, in respect of three of its principal decisions are set out on page 170.
Executive direction and control
Executive Committee
The Executive Committee, appointed and chaired by the Chief Executive, supports her in discharging her responsibility for implementing the strategy agreed by the Board and for managing the company and the group. It consists of the individuals responsible for the key operational and functional components of the business: North America, Europe, Africa, Latin America and Caribbean, Asia
Pacific, India, Supply Chain and Procurement and Corporate. The Executive Committee focuses its time and agenda to align with the
Growth Ambition and how to achieve Diageo’s financial and non-financial performance objectives. Performance metrics have been developed to measure progress. There is also focus on the company’s reputation. In support, monthly performance delivery calls, involving the managing directors of each market, focus on current performance. Committees appointed by the Chief Executive and intended to have an ongoing remit, including the Audit & Risk Committee, Finance Committee and Filings Assurance Committee, are
shown (with their remits) at https://www.diageo.com/en/our-business/corporate governance.
Performance evaluation
The effectiveness of the Board and its Committees is vital to the overall success of the Group. The last externally facilitated evaluation of the Board had been carried out in 2020. After internal evaluations conducted in 2021 and 2022, in accordance with Provision 21 of the Code, another externally facilitated evaluation was conducted during 2023. In line with the UK Corporate Governance Code, in
August 2023 the Board instructed Dr Tracy Long of Boardroom Review Limited (BRL), an independent professional consultancy which specialises in board reviews and evaluations, to conduct an externally facilitated evaluation. Dr Long and BRL have no connection with Diageo or its directors.
The purpose of the evaluation was to conduct a comprehensive review and evaluate how the Board and its Committees operate as measured against current best practice corporate governance principles and in accordance with the Code guidance. The review encouraged candid reflections from the Board in order to build on strengths, identify challenges and consider recommendations.
The evaluation was conducted through a series of one-to-one interviews with each Director as well as a number of key executives and third parties who interact frequently with the Board, an information review and observations of meetings. Dr Long attended and observed Board and Committee meetings during September and October 2023, including private meetings between Non-Executive
Directors at which no Executive Directors or management were present. A report was then prepared for discussion with individual
Directors and the Board as a whole.
Governance (continued)

The findings of the evaluation indicate that the Board is considered to be well governed and effective. A particular key strength of the
Board is in its composition, expertise and performance as well as the contents of its meetings. Diversity, inclusion, trust and transparency are other key strengths the Board is actively committed to ensuring it reflects its consumer and global marketplace.
A summary of the key findings and recommendations was presented by Dr Long to the Board in December 2023, following which the
Chair and Company Secretary determined areas of focus for approval by the Board.

Key recommendations	Actions for focus in 2024/25
General feedback
•Continue to ensure Board members feel well integrated into the Board and company	•Increase lines of communication between management and Board members
•Ensure focus on diversity continues	•Consider opportunities for more engagement between Board members and the workforce
Board composition and succession
•Nomination Committee to tailor induction programmes for specific new Non-Executive Directors depending on their background and experience	•Enhance the succession planning transition process to identify potential new Board members with relevant sector experience
•Continue to review the balance of skills, expertise and knowledge of the Board
•Continue to increase focus on communication channels with brokers, shareholders and other stakeholders	•Focus recruitment and talent pipeline on key areas for additional expertise
•Enhance and align technology with the growth agenda and with testing various assumptions
People and culture
•Continue external talent search for executive and senior leader roles as well as focus on the development of internal talent	•Continue to promote and protect the company’s corporate culture and values
•Ensure regular structured engagement between Nomination Committee members and high potential internal candidates	•Continue to review the talent pipeline of executives and senior management
•Review and track high potential candidates both internally and externally
Strategy and risk
•Review and track key strategic decisions and investments focusing on medium and longer-term issues as well as emerging trends	•Enhance the group risk appetite statement, including in relation to description of risk appetite for principal risks
•Continue to maintain strategic focus and to monitor the changing business landscape including wider external competition and consumers
•Allocate appropriate time and resources during Board discussions to ensure the right challenge and support is provided on strategic and operational risk reviews
•Continue to focus on the company’s approach to ESG and effective stakeholder engagement as well as shareholder communication
Progress made against 2023/24 actions
Good progress has been made against the actions identified following last year’s internally facilitated performance evaluation:
–There has been an increased focus on Board and management succession planning and ensuring a pipeline of high-quality, diverse talent.
–The Board has continued to improve the direct channels of communication between management and Board members.
–The Board has continued to develop and enhance induction process for new Directors and ensures high-quality pre-read materials, action closure and time allocation for Board meetings.
Workforce Engagement statement
At Diageo, we believe that our people are critical to our company’s success, and that creating an inclusive culture and an environment where colleagues can freely express their views and feel listened to is key to sustaining high levels of engagement and performance, as well as ensuring Diageo remains a great place to work. To understand our colleagues’ experiences, we gather their feedback through both formal and informal channels. Diageo’s Workforce Engagement programme is an important way for the Board to hear employees' and other colleagues' insights on key topics, including culture, strategy, and ways of working. It is also a valued opportunity for teams to have direct access to Board members.
In fiscal 24, Karen Blackett took over accountability as the designated Non-Executive Director for workforce engagement from Javier
Ferrán. Karen, alongside all Non-Executive Directors, held fifteen sessions across the year, engaging with 539 colleagues from all
Governance (continued)

regions, functions, and organisational levels below senior leadership. Sessions have taken place both virtually and face to face, in line with Board members’ travel, and have been highly engaging. Board members have valued the openness of conversations and the opportunity to gather insights on many positive aspects of Diageo’s culture, as well as areas for improvement.
The key themes emerging from these workforce engagement discussions are:
•Diageo’s culture continues to be a source of pride and a strong advantage for the business, characterised as ambitious, progressive and collaborative, as well as high quality and accessibility of leadership. Diageo’s leading approach to inclusion and diversity, and the richness and growth this brings, were positive highlights in these discussions.
•Diageo’s unique purpose and values are highlighted frequently as reasons colleagues join and remain at Diageo, as well as
Diageo’s commitment to its 'Spirit of Progress' agenda and embedded approach to doing business the right way.
•Confidence and belief in Diageo’s diverse brand portfolio are key drivers of motivation for employees. Improved consumer and customer connectivity and high standards of execution in activating on our brands were highlighted as strengths, while the need to accelerate the speed of innovation to market was frequently cited as an area for improvement.
•The high calibre of talent across the business is also seen as a strength, and colleagues spoke positively about diversity in leadership and opportunities to further their learning and career development. Colleagues also highlighted the value Diageo’s
Employee Resource Groups bring to the business and expressed an appetite for greater access and visibility of these important groups.
•While high workloads and complex systems and processes were highlighted as barriers that can at times prevent colleagues from operating in the most efficient way, improvements in collaboration and connectivity through technology, as well as an overall cultural shift underway, were praised. Investment being made in digital, data and analytical capabilities is seen positively, and colleagues look forward to these investments improving workload and liberating burdensome processes.
These themes were also reflected in this year’s engagement results seen in the global employee survey, Your Voice, which remains top quartile and above external benchmarks with 81% engagement levels and 89% pride in working for Diageo.
Insights gathered from workforce engagement sessions held by the Board, alongside broader listening tools such as the Your Voice survey, annual employee engagement and pulse surveys, have helped the company to listen and respond to the perspectives of our employees, as well as identify specific areas to further enhance our employee experience.
Purpose, values and culture
The Board is responsible for establishing Diageo’s purpose, values and culture and for monitoring how embedded that culture is within our business. Diageo has a long-established purpose and set of values which resonate strongly with our employees, as indicated
by the Board's engagement sessions with Diageo's workforce and our employee surveys. We are very conscious that Diageo must operate with the highest standards of governance, doing business the right way, from grain-to-glass. This principle is embedded in our
Code of Business Conduct and global policies, aligned with our 'Spirit of Progress' goals, and reflected in our ways of working. We are pleased that we have a strong reputation for inclusion and diversity which reflects our values, attracts the best talent and enables our people to succeed.
There are a number of ways in which the Board monitors and assesses culture, including:
Site visits
Directors are encouraged to visit the group’s offices, production facilities and sites in different markets and regions so that they can get a better understanding of the business and interact with employees and the wider workforce. During fiscal 24, Board meetings have been held in the company's headquarters in London on a number of occasions, enabling Directors to meet and interact with employees, including with members of the local management team for Great Britain. The Board has also met in Chicago where they met members of the North America executive team and visited our spirits production facility at Plainfield, Illinois. Various Directors have also travelled to other locations, including our tequila operations in Mexico. These site visits enable Directors to meet and discuss issues with local management and workforce members, to observe Diageo’s safety and sustainability processes working in practice and to assess how effectively Diageo’s culture is communicated and embedded across a variety of geographies, functions and roles. As part of the Board's workforce engagement programme, Non-Executive Directors regularly hold in-person and virtual meetings, townhalls, focus groups and question and answer sessions with Diageo employees in different locations over the course of the year.
Employee surveys
The Board receives reports from the Chief HR Officer on the results of the company’s global annual ‘Your Voice’ survey, including levels of employee engagement, employee perceptions of Diageo’s purpose and of their line managers (including net promoter scores), and any themes raised. The survey results also give visibility of areas on which management must continue to focus. Results of this year's 'Your Voice' survey are described on page 105.
SpeakUp allegation reporting
Regular reports are provided by the Business Integrity team to the Audit Committee, providing information and data on reported allegations of breaches of the Code of Business Conduct and other group policies, including those received through our confidential and independent whistleblowing service SpeakUp. These reports also include analyses of emerging trends, investigation status reports and closure rates, and summaries of actions taken. These reports enable the Directors to gain an understanding of common issues and
Governance (continued)

action planning, as well as providing insights into how embedded Diageo’s purpose, values and culture are across its markets and functions.
For more details of the SpeakUp service, see pages 103 and 182.
Workforce engagement programme
Insights drawn from the Board’s annual programme of workforce engagement are used by the Board to monitor and assess the culture of the company, with recommendations being fed back to management regularly with workforce engagement being discussed at Board meeting sessions twice a year. Over the past few years, the engagement programme has enabled all Non-Executive Directors to participate by directly engaging with employees from a variety of regions, functions and levels in the business. During fiscal 24, Karen
Blackett has carried out the role of Non-Executive Director with responsibility for workforce engagement. For more information on workforce engagement, see page 172.
Governance (continued)

Governance (continued)

Additional information
Internal control and risk management
An ongoing process has been established for identifying, evaluating and managing risks faced by the group. This process, which complies with the requirements of the Code, has been in place for the full financial year and up to the date the consolidated financial statements were approved and accords with the guidance issued by the FRC in September 2014, entitled ‘Guidance on Risk Management, Internal Control and
Related Financial and Business Reporting’. The Board confirms that, through the activities of the Audit Committee described below, a robust assessment of the principal and emerging risks facing the company, including those that would threaten its business model, future performance, solvency or liquidity, has been carried out. These risks and their mitigations are set out above in the section of the UK Annual Report dealing with principal and emerging risks on pages 134 to 144.
The Board acknowledges that it is responsible for the company’s systems of internal control and risk management and for reviewing their effectiveness. The Board confirms that, through the activities of the Audit Committee described in its report, it has reviewed the effectiveness of the company’s systems of internal control and risk management. During the year, the Audit Committee considered the nature and extent of the risks that the Board was willing to take to achieve its strategic goals and reviewed the existing internal statement of risk appetite, which had been updated this year by the Executive Audit & Risk Committee, following which the Audit
Committee made a recommendation to the Board which was then approved. The Audit Committee reviews the company's principal risks regularly throughout the year in accordance with a schedule proposed by management with each such risk being reviewed by management in the Audit & Risk Committee or other management steering groups prior to it being considered by the Audit
Committee. The Board also regularly reviews emerging and disruptive risks as part of its Annual Strategy Conference, held this year in April in London, from which a number of topics are identified for more detailed review by either the Board or the Audit Committee over the following 12 months. The company has in place internal control and risk management systems in relation to the company’s financial reporting process and the group’s process for the preparation of consolidated accounts. Further, a review of the contents of the company's public filings and disclosures, including its consolidated financial statements and non-financial disclosures, is completed by management through the Filings Assurance Committee to ensure that the contents of the company's interim and preliminary results announcements, Annual Report and Form 20-F appropriately reflect the non-financial and financial position and results of the group. Further details of this are set out in the Audit Committee report on pages 178-187.
Viability statement
In accordance with the Code, the Board has also considered the company’s longer-term viability, based on a robust assessment of its principal and emerging risks. This was done through the work of the Audit Committee which recommended the Viability statement to the Board. For further information about how the Board has reviewed the long-term prospects of the group, see page 86 of the UK
Annual Report.
Going concern
Management prepared 18 month cash flow forecasts which were also sensitised to reflect severe but plausible downside scenarios taking into consideration the group's principal risks. In the base case scenario, management included assumptions for mid-single digit net sales growth, slightly growing operating margin and global TBA market share growth. In light of the ongoing geo-political volatility, the base case outlook and severe but plausible downside scenarios incorporated considerations for a prolonged global recession, supply chain disruptions, higher inflation and further geo-political deterioration. Even under these scenarios, the group’s liquidity is still expected to remain strong. Mitigating actions, should they be required, are all within management’s control and could include reductions in discretionary spending such as acquisitions and capital expenditure, lower level of A&P and investment in maturing stock, as well as a temporary suspension or reduction in its return of capital to shareholders (dividends or share buybacks) in the next 12 months, or drawdowns on committed facilities. Having considered the outcome of these assessments, the Directors are comfortable that the company is a going concern for at least 12 months from the date of signing the group's consolidated financial statements.
Political donations
The group has not given any money for political purposes in the United Kingdom during the year. Our US based subsidiary, Diageo
North America, Inc. made contributions solely at its own discretion to non-UK political candidates and committees in the United
States, where it is common practice to do so. Contributions of approximately $1.1 million (2023: $1.0 million) were made by Diageo
North America, Inc. during the financial year to US state and local candidates and committees, consistent with applicable laws.
Additionally, our Australian based subsidiary made contributions, solely at its own discretion, totalling approximately $0.01 million.
The US contributions reflect no endorsement of a particular political party, and contributions were made with the aim of promoting a better understanding of our business and our views on commercial matters, as well as a generally improved business environment.
Governance (continued)

Directors' responsibilities in respect of the Annual Report, Form 20-F and financial statements
The Directors are responsible for preparing the Annual Report, the information filed with the SEC on Form 20-F and the group and parent company financial statements in accordance with applicable law and regulation. Company law requires the Directors to prepare financial statements for each financial year. Under company law, the Directors have prepared the group consolidated financial statements in accordance with UK-adopted international accounting standards and the parent company financial statements in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards, comprising FRS
101 ‘Reduced Disclosure Framework’, and applicable law). In preparing the group consolidated financial statements, the Directors have also elected to comply with International Financial Reporting Standards issued by the International Accounting Standards Board
(IFRSs as issued by IASB).
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
Directors’ confirmations
The Directors consider that the Annual Report and financial statements, taken as a whole, is fair, balanced and understandable and provides the information necessary for shareholders to assess the group’s and parent company’s position and performance, business model and strategy. Each of the Directors, whose names and functions are listed on pages 154 and 155 confirm that, to the best of their knowledge:
•the group consolidated financial statements, which have been prepared in accordance with UK-adopted international accounting standards, IFRSs issued by IASB, give a true and fair view of the assets, liabilities, financial position and profit of the group;
•the parent company financial statements, which have been prepared in accordance with United Kingdom Accounting
Standards, comprising FRS 101 ‘Reduced Disclosure Framework’ and applicable law, give a true and fair view of the assets, liabilities, financial position and profit of the parent company; and
•the Strategic Report includes a fair review of the development and performance of the business and the position of the group and parent company, together with a description of the principal risks and uncertainties that it faces.
In accordance with section 418 of the Companies Act 2006, each of the Directors who held office at the date of the approval of the
Directors’ report confirm that, so far as the Director is aware, there is no relevant audit information of which the group’s and parent company’s auditors are unaware, and each Director has taken all the steps that they ought to have taken as a Director in order to make themselves aware of any relevant audit information and to establish that the group's and parent company’s auditors are aware of that information.
The responsibility statement was approved by a duly appointed and authorised committee of the Board of Directors on 29 July 2024.
Governance (continued)

AUDIT COMMITTEE REPORT
Ensuring integrity across the business
Dear Shareholder
On behalf of the Audit Committee, I am delighted to present the Committee’s report for the year ended 30 June 2024.
The purpose of this report is to describe how the Audit Committee has carried out its responsibilities during the year. The role of the Audit
Committee is to monitor and review the integrity of financial information and reporting, and to provide assurance to the Board that the company's internal controls and risk management processes, including its internal audit, business integrity and compliance processes, are appropriate and regularly reviewed. The Audit Committee also oversees the work of the external auditor, monitors its independence, approves its remuneration and recommends its appointment. The Committee is also responsible for reviewing the company's principal and emerging risks, which it carried out over the course of the year through a series of risk review deep dives.
During fiscal 24, the Committee undertook an external audit services tender process as the current auditors had been in role since fiscal 16.
Further details are set out on pages 180-181.
The Committee has also kept under regular review the company's cyber security risk management processes, governance systems and capabilities, in light of continuing risks in respect of cyber threats. See page 187 for further details.
This report also describes areas of significant and particular focus for the Committee over the year. During fiscal 24 this included regularly monitoring progress of the company's multi-year programme to improve its internal processes and upgrade its financial systems and technology. This programme has been designed to enhance Diageo's business resilience and controls environment through simplifying and standardising the group's ways of working, improving access to data, and enhancing reporting through implementation of a new cloud-based enterprise resource planning platform. Strategic business transformation has been identified as a new principal risk this year. The Committee has also increased its focus on the company's demand forecasting capabilities, stock in trade and inventory levels monitoring processes and controls, particularly in light of reduced demand in certain regions such as Latin America and Caribbean.
As part of the company's year end reporting processes, the Committee has reviewed and challenged management's approach, analysis and recommendations, taking into account the views of the external auditor, in order to conclude on its Annual Report and financial statements. In addition, the Committee has considered and reviewed the group's principal and emerging risks on a rolling basis throughout the course of the year. Further information is provided on pages 181-184.
Having chaired the Committee since 2017, I will be stepping down from the role shortly and am delighted that Julie Brown has been appointed as my successor, effective from 5 August 2024. I believe that the Committee has an open and constructive relationship with management and the external auditors, whom I thank for their assistance over the year. I also thank my fellow Committee members for their diligence and engagement. The Committee remains committed to continuing to discharge its duties in an effective and diligent manner during fiscal 25.
Alan Stewart
Chair of the Audit Committee
Governance (continued)

Role and composition of the Audit Committee
The role of the Audit Committee is fully described in its terms of reference, which are available at https://www.diageo.com/en/our-
business/corporate-governance. The members of the Audit Committee are independent Non-Executive Directors being Alan Stewart
(Committee Chair), Melissa Bethell, Karen Blackett, Valérie Chapoulaud-Floquet, Susan Kilsby, Sir John Manzoni and Ireena Vittal.
The Chair of the Board, the Chief Financial Officer, the General Counsel & Company Secretary, the Group Controller, the Head of
Global Audit & Risk (GAR), the Chief Business Integrity Officer, the
General Counsel Corporate, the Group Chief Accountant and the external auditor regularly attend meetings of the Committee. The
Audit Committee met privately with the external auditor, the Chief Business Integrity Officer and the Head of GAR regularly during the year. During the course of the year, the Committee met five times and constituted subcommittees to manage the external audit tender process and to review progress of the year end audit and reporting processes. Details of attendance of all Board and Committee meetings by Directors are set out on page 150.
Reporting and financial statements
During the year, the Audit Committee reviewed the interim results announcement, including the interim financial statements, the
Annual Report and associated preliminary results announcement and Form 20-F, focusing on key areas of judgement and complexity, critical accounting policies, disclosures (including those relating to contingent liabilities, climate change and principal risks), viability and going concern assessments, provisioning and any changes required in these areas or policies. The Audit Committee has also focused in particular on the company’s approach to assurance and internal approvals processes. Under the supervision of the Audit
Committee, management has again sought to refine our non-financial reporting in order to enhance consistency and intelligibility throughout the Annual Report, while also complying with the recommendations of the Task Force on Climate-related Financial
Disclosures.
This year the Committee has continued to regularly review progress of the company's transformation project to improve Diageo’s internal processes and upgrading its financial systems and technology, monitoring progress against the project's targets and timeline, including its controls framework and reporting capabilities.
The company has in place internal control and risk management systems in relation to the company’s financial and non-financial reporting process including the group’s process for the preparation of consolidated financial statements. A review of the consolidated financial statements and the draft Annual Report is completed by the Filings Assurance Committee (FAC) to ensure that the financial position and results of the group are appropriately reflected therein. In addition to reviewing draft financial statements for publication at the half and full year, the FAC is responsible for examining the company’s financial and non-financial information and disclosures, the effectiveness of internal controls relating to financial and non-financial reporting and disclosures, legal and compliance issues and determining whether the company’s disclosures are accurate and adequate. This year additional focus has been given to the adequacy of regional inventory monitoring processes, especially in Latin America and Caribbean. The FAC comprises senior executives such as the Chief Executive, the Chief Financial Officer, the General Counsel & Company Secretary, the General Counsel Corporate &
Deputy Company Secretary, the Group Controller, the Group Chief Accountant, the Head of Investor Relations, the Head of GAR and
the Chief Business Integrity Officer. The company’s external auditor also attends meetings of the FAC. Presidents of each region and their finance directors attend the FAC on request. The Audit Committee reviewed the work of the FAC and a report on the conclusions of the FAC process was provided to the Audit Committee by the Chief Financial Officer.
Diageo has carried out an evaluation, under the supervision and with the participation of management, including the Chief Executive and Chief
Financial Officer, of the effectiveness of the design and operation of Diageo's disclosure controls and procedures (as defined in the US
Securities Exchange Act Rule 13a-15(e)) as of the end of the period covered by this Annual Report. Based upon that evaluation, Diageo's Chief
Executive and Chief Financial Officer concluded that, as of 30 June 2024, Diageo's disclosure controls and procedures were effective.
As part of its review of the company's Annual Report and associated disclosures, the Audit Committee has considered whether the report is 'fair, balanced and understandable' and provides the information necessary for shareholders to assess the company's position, performance, business model and strategy, as required by Principle N of the Code. In doing so, the Committee has noted the guidance issued by the FRC on this subject as well as best practice recommendations from external advisors. The Committee has considered factors such as whether the report includes descriptions of the business model, strategy and principal risks which are sufficiently clear and detailed to enable users to understand their importance to the company, whether the report is consistent throughout with the narrative reflecting the financial statements and understanding of directors during the year, that information is presented fairly, without omission of material information and not in a manner which might mislead users.
The Committee has also considered the presentation of GAAP and non-GAAP measures to ensure appropriate prominence is given to
GAAP measures and that non-GAAP measures are presented consistently and can be clearly reconciled. The Audit Committee has also considered the governance and processes undertaken by management in drafting, developing and reviewing the contents of the
Annual Report, which have been designed to ensure the robustness and adequacy of the information contained in it, including review by and input from senior executives, the company's advisors and through the work of the FAC. On this basis, the Audit Committee recommended to the Board that it could make the required statement that the Annual Report is 'fair, balanced and understandable'.
Governance (continued)

SEC correspondence
The Committee reviewed a comment letter addressed to the company which had been received in March 2024 from the SEC following its review of the company's Form 20-F for fiscal 23. The letter raised a question as to the presentation of non-GAAP line items in a table expressed to be the company's summary income statement. The company responded by proposing to rename and reformat the contents of the relevant table in future filings, following which the SEC confirmed that it had completed its review. The Committee notes that Diageo remains responsible for the accuracy and adequacy of its disclosures.
External auditor
During the year, the Audit Committee reviewed the external audit strategy and the findings of the external auditor from its review of the interim results and its audit of the consolidated financial statements.
The Audit Committee reviews annually the appointment of the auditor (taking into account the auditor’s effectiveness and independence and all appropriate guidelines) and makes a recommendation to the Board accordingly. Any decision to open the external audit to tender is taken on the recommendation of the Audit Committee, as was the case in 2023. There are no contractual obligations that restrict the company’s current choice of external auditor.
PwC first became Diageo’s external auditor in fiscal 16 following a tender process carried out in 2015. PwC's re-appointment for fiscal 24 was approved by shareholders at the 2023 AGM.
External audit tender process
At the recommendation of the Audit Committee and as the company is required to have a mandatory audit tender after 10 years by the
Statutory Auditors and Third Country Auditors Regulations 2016, an audit services tender process was undertaken during fiscal 24 to provide sufficient time for an adequate transition in the event that a new audit firm was selected. In undertaking this tender, the company has complied with the provisions of The Statutory Audit Services for Large Companies Market Investigation (Mandatory
Use of Competitive Tender Processes and Audit Committee Responsibilities) Order 2014 for the year ended 30 June 2024.
In determining the process for the audit services tender, management took into consideration and followed the FRC's guidance on audit tendering, with the Audit Committee making robust decisions to ensure that the requirements of the FRC's minimum standard for audit committees were met. Included in the process were a review of each firm's most recent FRC Audit Quality Review reports, a consideration of potential conflicts of interest and independence checks, and identification of key individuals with appropriate skills and experience to act as potential lead partners. Clear and objective criteria for assessing success were determined and agreed.
A timeline summary of the key steps taken is set out below.

Audit tender process
April 2023	Review of the audit market including firms outside the ‘Big 4’ professional consultancy firms to determine their minimum capability and capacity requirements.
May to June 2023	Constituted a sub-committee of the Audit Committee and identified shortlisted firms for interview.
September to October 2023	Determined list of assessment criteria, created and opened data room to share information, and carried out series of management meetings with each shortlisted firms.
October to November 2023	Presentation to the Audit Committee followed by the submission of formal requests for proposal from the shortlisted firms.
December 2023	Review of proposals from firms, consideration by Audit Committee and recommendation to the Board.

In December 2023, a sub-committee of the Audit Committee reviewed of the final presentations and responses to the Request for
Proposal submitted by each of the shortlisted firms and based its decision on a combination of audit approach, team continuity in key roles and understanding Diageo’s business and risks. The sub-committee refined the shortlisted firms from four to three and presented a recommendation to the Audit Committee and subsequently to the Board. The recommendation comprised a preferred firm and an alternative firm. After careful thought and consideration, the Board decided to reappoint PwC as the external auditor. Feedback was given to all participating firms as part of the tender process.
Since the conclusion of the audit for the year ended 30 June 2023, Scott Berryman has been lead audit partner with responsibility for signing the Diageo plc audit opinion on behalf of PwC. Scott will remain as such for the year ending 30 June 2025 onwards. The
Board will propose the reappointment of PwC at the AGM to be held in September 2024.
Governance (continued)

External auditor effectiveness and quality
The Audit Committee assesses the ongoing effectiveness and quality of the external auditor and audit process through a number of methods, commencing with identification of appropriate risks by the external auditor as part of its detailed audit plan presented to the
Audit Committee at the start of the audit cycle. These risks were reviewed by the Committee and the work performed by the auditor was used to test management’s assumptions and estimates relating to such risks. The effectiveness of the audit process in addressing these matters was assessed through reports presented by the auditor to the Audit Committee which were discussed by the Committee at both the half-year, in January, and year end, in July. Following completion of the audit process, feedback on its effectiveness was provided during review meetings with the company’s management and finance team, who also completed questionnaires on their experience of the audit. Both management and the auditor provided their assessments of auditor effectiveness and quality to the Audit
Committee for consideration at its meeting in December. The auditor assessment is undertaken based on the requirements of the Code as well as guidance issued to audit committees by the FRC in April 2016 and Minimum Standards for Audit Committees published by the FRC in May 2023, as well as the NYSE listing rule 303A.07. It includes consideration of the findings of the FRC's Audit Quality
Review team which published its 2022/23 Audit Quality Inspection and Supervision report on PwC in July 2023, periodic regulatory review carried out by the US Public Company Accounting Oversight Board (PCAOB) and the Quality Assurance Department of the
Institute of Chartered Accountants in England and Wales, as well as benchmarking of the auditor as against its peers. The assessment also takes into consideration PwC's annually published Transparency Report which sets out how the firm upholds its professional responsibilities and seeks to ensure delivery of quality in its services. The results of the survey conducted during fiscal 24 indicated a consensus view that overall performance is solid. Consistent strong feedback was received in relation to solid auditor independence and quality control, strong professional expertise and business knowledge, and solid quality communication between PwC and management. Areas where continued focus was required remained consistent with the prior year assessment including timely review and feedback on audit matters, better alignment in internal communication, resource continuity and use, pro-activity in driving efficiencies, provision of best practice examples of processes and controls, and transparency on audit activities throughout the year. It was concluded that the relationship between the auditor and management was strong and open. The auditor team communicated openly and clearly those areas which they considered significant and their views on such matters. Senior members of the PwC team had been very visible throughout the business and strengthened relationships with management.
During the external audit, the auditor challenged management on its approach taken as to brand impairment testing, including discussing and reviewing management's plans and strategies for future growth of the brands as against recent performance and forecasts. The auditor also challenged management as to other judgemental matters such as pension obligation valuations and uncertain tax positions, assessing management's analysis as to these potential exposures and disclosures in the Annual Report. The auditor also challenged management while preparing the Annual Report in relation to whether there was sufficient balance in the
Strategic Report and as to disclosures of critical accounting policies and practices, including those relating to impairment of goodwill and indefinite life intangible assets, pensions valuation and uncertain tax positions. The Audit Committee assessed these challenges, discussing them with management and the auditor, and seeking additional information and evidence from management in support of these assessments.
External auditor independence
The group has a policy on auditor independence and on the use of the external auditor for non-audit services, which is reviewed annually, most recently in July 2024. Under the auditor independence policy, any member of the PwC global network shall provide to the company, its subsidiaries or any related entity only permissible services, subject to the approval of the Audit Committee after it has properly assessed through its governance process the threats to independence and the safeguards applied in accordance with the FRC
Ethical Standard, SEC auditor independence rules and US Public Company Accounting Oversight Board rules. These services are set out in full in the policy and are generally those which the external auditor is best placed to provide, which may include reporting required by law or regulation to be performed by the auditor and services where the services are closely linked to audit work and where the auditor's understanding of the group is relevant to the services. Any FRC permissible service to be provided by the auditor, regardless of the size of the engagement, must be specifically approved by the Audit Committee or its nominated delegate (being the
Chair of the Audit Committee) based on a defined scope of pre-approved services. The policy explicitly specifies the auditor independence review and approval mechanism process by the Committee for permissible engagements above the specified threshold of £100,000. Fees paid to the auditor for audit, audit-related and other services are analysed in note 4(b) to the consolidated financial statements. The nature and level of all services provided by the external auditor are factors taken into account by the Audit Committee when it reviews annually the independence of the external auditor. During the year, no non-assurance related services were provided by the external auditor to the company, its subsidiaries or any related entity other than personal tax services provided to two Non-
Executive Directors and the provision of services in connection with the issuance of senior notes by a group company.
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
Governance (continued)

This year GAR has undertaken a number of audits including both market and functional audits as well as of certain of the group's end-
to-end processes and procedures. The Audit Committee assesses the effectiveness of GAR by reviewing its annual audit plan at the start of the financial year, monitoring its ongoing quality throughout the year, and assessing completion rates and feedback provided following completion of the annual audit plan. Having carried out this assessment, the Audit Committee is of the view that the quality, experience and expertise of GAR is appropriate for the business. The company operates a global controls assurance programme for financial reporting controls in each market and function, which monitors compliance with and effective operation of the company’s controls framework. The Audit Committee receives regular reports on the status of the controls assurance plan, actions taken to enhance controls design and effectiveness, awareness training provided to employees, testing results and trends analysis derived from the company’s integrated risk management system. The Committee also reviewed and approved changes to the principal risk descriptions and risk footprint, as well as receiving regular presentations and reviews of the status of its principal and emerging risks.
This year, these reviews have covered areas including business ethics and integrity, human rights, anti-counterfeit, geo-political volatility and business interruption, business transformation, stock in trade, cyber security and IT resilience, climate change and sustainability, and international taxation. A new principal risk in relation to strategic business transformation was identified this year.
Business Integrity programmes
Diageo is committed to conducting its business responsibly and in accordance with all laws and regulations to which it's business activities are subject. We hold ourselves to the principles in our Code of Business Conduct, which is embedded through a comprehensive training and education programme for all employees. Our employees are expected to act in accordance with our values, the Code of Business Conduct and in compliance with applicable laws and regulations. The Audit Committee monitors compliance with the company’s ethical standards through the Business Integrity framework, which helps enhance and protect all aspects of the company’s business. Regular reports are provided to the
Audit Committee by the Chief Business Integrity Officer on progress in providing guidance, training and tools for all levels in the business, completion rates
for training modules, launch and rollout of new programmes or policies, monitoring use of whistleblowing mechanisms and investigating allegations of breaches.
Our Code of Business Conduct, available in 19 languages, sets out what Diageo stands for as a company and how Diageo operates, enabling all employees to understand what is required of them in working for Diageo. Annual training on the Code of Business
Conduct and associated policies is mandatory for all managers and their direct reports globally, encompassing over 24,000 eligible employees during the year ended 30 June 2024. Training is delivered in an easily accessible e-learning format, with classroom training delivered to those employees who do not have regular access to a computer. The Code of Business Conduct and other global policies are available at https://www.diageo.com/en/our-business/corporate-governance.
Third-party risk is also managed through our Know Your Business Partner programme, which is designed to help the company evaluate the risk of doing business with a third party before entering and during a contractual relationship. Business partners are assessed for potential risks including economic sanctions, bribery and corruption, money laundering, facilitation of tax evasion, data privacy, human rights and other reputational issues.
Employees and third-party business partners are encouraged to raise concerns about potential breaches of the Code of Business
Conduct or policies, either to line managers, legal or HR colleagues, risk, compliance and Business Integrity teams or to SpeakUp, a confidential whistleblowing mechanism. SpeakUp is a global service administered by an independent provider, accessible online or by telephone. Where legally permitted, it can be used anonymously and reports kept confidential. Allegations are investigated by independent Diageo teams, with progress being monitored by the Business Integrity team. When allegations are substantiated, appropriate disciplinary and corrective actions are taken. The Audit Committee receives and reviews regular reports on allegations, including trends information, root cause analysis and investigation closure rates. Since all of Diageo's Non-Executive Directors attend the Audit Committee, all Non-Executive Directors who make up the Board routinely review the findings of the company's whistleblowing processes in accordance with the UK Corporate Governance Code.
During the year ended 30 June 2024, 759 allegations of breaches were reported which is an increase on prior years. The substantiation rate of allegations confirmed as breaches is 34% (versus 33% in fiscal 23). As of the end of fiscal 24, 70 people exited the business as a result of breaches of our Code of Business Conduct or policies (fiscal 23: 57 people). The number of leavers for fiscal 23 has been restated due to a number of open cases from fiscal 23 being concluded this year. At the end of fiscal 24, we had 223 open cases, which may lead to more people exiting the business. See below a summary of reported and substantiated breaches over the past three years.
Governance (continued)

Reported and substantiated breaches
2022
2023
2024

ò	Reported
ò	Reported through SpeakUp
ò	Substantiated breaches
ò	Code-related leavers
Senior financial officers’ code of ethics and dealing code
In accordance with the requirements of SOX and related SEC rules, Diageo has adopted a code of ethics covering its Chief Executive,
Chief Financial Officer, and other senior financial officers. During the year, no waivers were granted in respect of this code of ethics.
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
'Financial expert', recent and relevant financial experience
The Board has satisfied itself that the membership of the Audit Committee includes at least one Director with recent and relevant financial experience and has competence in accounting and/or auditing and in the sector which the company operates, and that all members are financially literate and have experience of corporate financial matters. For the purposes of the Code and the relevant rule under SOX, Section 407, the Board has determined that Alan Stewart is independent and may be regarded as an Audit Committee financial expert, having recent and relevant financial experience, and that all members of the Audit Committee are independent Non-
Executive Directors with relevant financial and sectoral competence. See pages 154-155 for details of relevant experience of
Directors.
Governance (continued)

Committee activities
Details of the main areas of focus of the Audit Committee during the year include those summarised below:

Areas of focus	Strategic outcome
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
•Business transformation projects monitoring
•Inventory and stock in trade monitoring controls review and enhancements

External audit and assurance
•Report on external audit at half and full year periods
•Insights and observations on reporting review
•Auditor independence and non-audit work reviews
•Auditor independence policy review
•Review of management representation letters
•Appointment of auditor and review of terms of engagement and fees
•Auditor performance and effectiveness review and assessment
•Commencement of auditor tender process
•Audit regime reform and approach to assurance

Risk management
•Principal and emerging risk reviews and tracking
•Risk updates, including group risk footprint and risk appetite review and approvals
•Business ethics and integrity, human rights, anti-counterfeit, geo-
political volatility and business interruption, business
transformation, stock in trade, cyber security and IT resilience, climate change and sustainability, and international taxation risk reviews

Key
Strategic outcomes
Efficient growth	Credibility and trust	Consistent value creation	Engaged people
Governance (continued)

Management’s report on internal control over financial reporting
Management, under the supervision of the Chief Executive and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over the group’s financial reporting.
Diageo’s internal control over financial reporting includes policies and procedures that: pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with IFRS as issued by the International
Accounting Standards Board (IASB), IFRS Accounting Standards adopted by the UK; provide reasonable assurance that receipts and expenditures are made only in accordance with authorisation of management and the directors of the company; and provide reasonable assurance regarding prevention or timely detection of any unauthorised acquisition, use or disposition of assets that could have a material effect on the consolidated financial statements.
Management has assessed the effectiveness of Diageo’s internal control over financial reporting (as defined in Rules 13(a)-13(f) and
15(d)-15(f) under the United States Securities Exchange Act of 1934) based on the framework in the document ‘Internal Control –
Integrated Framework’, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in 2013. Based
on this assessment, management concluded that, as at 30 June 2024, internal control over financial reporting was effective.
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
PricewaterhouseCoopers LLP, an independent registered public accounting firm, who also audit the group’s consolidated financial statements, has audited the effectiveness of the group’s internal control over financial reporting as of June 30, 2024, and has issued an unqualified report thereon, which is included on pages 230 to 232 of this document.
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
Governance (continued)

Significant issues and judgements
Significant issues and judgements that were considered in respect of the 2024 financial statements are set out below. Our consideration of issues included discussion of the key audit matters as outlined in the appendix to the independent auditors’ report.

Matter considered	How the Audit Committee addressed the matter
The nature and size of any one-off items impacting the quality of the earnings and cash flows.	The Audit Committee assessed whether the related presentation and disclosure of those items in the financial statements were appropriate based on management’s analysis, and concluded that they were.
Items that were to be presented as exceptional. Refer to note 3 of the Financial Statements.
The Audit Committee assessed whether the reporting of those items as exceptional, was in line with the group’s accounting policy, and that sufficient disclosure was provided in the financial statements, and concluded that they were.

Whether the carrying value of assets, in particular intangible assets, was supportable. Refer to notes 6, 9, 10 and 13 of the Financial Statements.
The Audit Committee reviewed the methodology applied in conducting impairment reviews and the result of management's impairment assessments that were performed during the year. The
Committee was provided with information about the carrying amounts and the key assumptions incorporated in management’s estimate of discounted cash flows of significant assets that are sensitive to key assumptions. The Committee reviewed the key assumptions used in the impairment testing, including management’s cash flow forecasts, growth rates and the discount rate used in value in use calculations and agreed they were appropriate. The Committee agreed with management’s judgements and conclusions, whereby the previous impairment charge of
$379 million in respect of Shui Jing Fang brand has been reversed, while Chase brand and related goodwill and fixed assets, certain brands in the US ready to drink portfolio, and some smaller other brands and investments in associates have been impaired by $170 million in the year ended 30 June 2024, out of which $155 million was reported as exceptional operating charge. The Committee agreed that the recoverable amount of the company’s other assets was in excess of their carrying value and that appropriate disclosure was provided with respect to assets impaired, and whose value is more sensitive to changes in assumptions.

The group’s more significant tax
exposures and the appropriateness of any
related provisions and financial statement
disclosures. Refer to page 134 of 'Risk
factors' and note 7 of the Financial
Statements.

The Audit Committee agreed that disclosure of tax risk appropriately addresses the significant change in the international tax environment, and that appropriate provisions and other disclosure with respect to uncertain tax positions were reflected in the financial statements.

The appropriateness of the valuation of post-employment liabilities, and the recognition of any surplus. Refer to note 14 of the Financial Statements.
The measurement of post-employment liabilities is sensitive to changes in long-term interest rates, inflation and mortality assumptions. Having reviewed management’s papers setting out key changes to actuarial assumptions, the Audit Committee agreed that the assumptions used in the valuation are appropriate. The Committee reviewed management’s assessment of the economic benefit available as a refund of the surplus or as a reduction of contribution and the key judgements made in respect of the surplus restriction and concluded that those judgements were appropriate. The Committee reviewed and concluded that sufficient disclosures were provided in the financial statements.

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
The Audit Committee concluded that the Annual Report, taken as a whole, is fair, balanced and understandable and provides the information necessary for shareholders to assess the company’s performance, business model and strategy and that there is an appropriate balance between statutory (GAAP) and adjusted (non-GAAP) measures.

The impact of climate change on the
group’s financial reporting and financial
statements. Refer to pages 113-131 of
'Pioneer grain-to-glass sustainability' and
note 1 and note 9 of the Financial
Statements.

The Audit Committee agreed that the disclosures on pages 113-131 made in response to the recommendations of the Task Force on Climate-related Financial Disclosures are appropriate and that the assumptions used in the financial statements are consistent with these disclosures.

Governance (continued)

Cyber Security Risk Management
Cyber security risk management is an integral part of Diageo’s overall group risk management programme and aligned to Diageo’s risk management framework, with cyber security risk forming a central part of the principal risk ‘Cyber and IT resilience’ as set out on page 140. Our cyber security risk management programme is aligned to industry best practices and provides a framework for handling cyber security threats and incidents across the global organisation, including threats and incidents associated with the use of IT applications and services provided by IT and non-IT third parties. Our programme is designed to work across all Diageo functions, markets, and entities. This framework includes steps for assessing the severity of a cyber security threat, identifying the source of a cyber security threat including whether the cyber security threat is associated with a third-party service provider, implementing cyber security countermeasures and mitigation strategies and informing management and our Board of material cyber security threats and incidents. Our cyber security team also engages third-party security experts for industry benchmarking analysis, risk assessments and conducting system enhancements and support when necessary. Our cyber security team is responsible for assessing our cyber security risk management programme and we engage third parties for such assessments approximately every one to two years. In addition, our cyber security processes includes a training and awareness outreach programme that provides training to all employees annually and more frequent targeted training across functions, markets, and entities.
The Board has overall responsibility for our risk management, including in respect of cyber security, oversight of which has been delegated to the Audit Committee. The Audit Committee is responsible for ensuring that management has processes in place designed to identify and evaluate cyber security risks to which the company is exposed and implement processes and programmes to manage cyber security risks and mitigate cyber security incidents. The Audit Committee also reports material cyber security risks to the Board. Management is responsible for identifying, considering and assessing material cyber security risks on an ongoing basis, establishing processes to ensure that such potential cyber security risk exposures are monitored, putting in place appropriate mitigation measures and maintaining cyber security programmes. Our cyber security programmes are under the direction of our
Chief Information Security Officer (CISO) who receives reports from our cyber security team and monitors the prevention, detection, mitigation, and remediation of cyber security incidents. Our CISO and dedicated personnel are certified and experienced information systems security professionals and information security managers with many years of relevant industry experience and accredited certifications. Management, including the CISO and our cyber security team, regularly update the Audit Committee on the company’s cyber security programmes, material cyber security risks and mitigation strategies and provide cyber security reports on a half-yearly basis that cover, among other topics, assessments of the company’s cyber security programmes, developments in cyber security and updates to the company’s cyber security programmes, security risk footprint with risk appetite, and mitigation strategies.
During fiscal 24, we did not identify any cyber security threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cyber security threats, or provide assurances that we have not experienced an undetected cyber security incident. For more information about these risks, please see the section on ‘Our Principal Risks and Risk Management’ on pages 134-144.

Governance (continued)

NOMINATION COMMITTEE REPORT
Building our talent for the future
Dear Shareholder
I am pleased to provide the report of the Nomination Committee for the year ended
30 June 2024.
The Nomination Committee has had an active year, discharging its responsibilities to ensure adequate succession planning for Board appointments, including the maintenance of a pipeline of strong candidates for potential nomination to the Board, and supervising transitions for new appointments. This year the Committee has spent significant time looking towards the future, building on strong foundations as Diageo continues to develop and grow its business. The Committee has supervised the transition of key roles such as the Board Chair, the Audit Committee Chair and the Chief Financial Officer.
I look forward to welcoming Julie Brown and Nik Jhangiani to the Board in the near future, thanking Alan Stewart and Lavanya
Chandrashekar for their years of service. As I will also be standing down in February 2025, being in my ninth year on the Board following which date I will no longer be deemed to be independent under the UK Corporate Governance Code. I congratulate Sir John
Manzoni on his appointment.
This year the Committee also managed the evaluation of the effectiveness of the Board, its Committees, members and processes.
As required by the Code, the evaluation was facilitated by an external consultancy firm which had been selected by the
Committee following a tender process. Further details, including the review’s conclusions, recommendations and actions as agreed by the Board, are set out on pages 171-172.
The Committee has continued to discharge its role in overseeing the company's talent planning and succession for Executive
Committee members. Sally Grimes was appointed Chief Executive Officer, Diageo North America in October 2023 and John Kennedy
was welcomed back to Diageo in January 2024 when he was appointed President, Europe.
With these Board and Executive Committee changes, I am confident that Diageo has the leadership required for it to continue its progress towards fulfilling its growth ambition and to create value for its shareholders and other stakeholders.
Javier Ferrán
Chair of the Nomination Committee
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
The Nomination Committee comprises Javier Ferrán (Committee Chair), Melissa Bethell, Karen Blackett, Valérie Chapoulaud-
Floquet, Susan Kilsby, Sir John Manzoni, Alan Stewart and Ireena Vittal.
Succession planning
The Committee reviews the effectiveness and adequacy of succession planning processes and the succession plans for both the Board and Executive Committee. Succession plans are tailored for key roles, based on merit and objective criteria, and designed to ensure inclusion and diversity. Consideration is given to the length of tenure of each incumbent with the aim prospectively to anticipate potential changes to the Board or Executive Committee and address vacancies proactively enabling smooth succession. The Board should comprise a majority of independent Non-Executive Directors, free of conflicts of interest, and with sufficient time to discharge their duties as Board members. The Board has a long-standing commitment to diversity, believing that a diverse Board enables a broad range of views to be expressed, enhancing decision-making for the benefit of the long-term interests of the company and its stakeholders. The composition and capabilities of the Board should be appropriate and reflective of Diageo’s global scale, business and operations, its strategy, portfolio, consumer base, culture and status as a listed company. Directors should have sufficient understanding of the company and its operations, the markets and industry in which it participates, to understand the key trends and developments which are relevant for Diageo.
Recruitment and election procedures
The recruitment process for Non-Executive Directors includes the development of a candidate profile and the engagement of a professional search agency specialising in the recruitment of high-calibre candidates. During the year, we have engaged executive search companies Russell Reynolds Associates to assist with recruitment of candidates for the role of Board Chair and Egon Zehnder to assist with recruitment of candidates for the roles of Audit Committee Chair and Chief Financial Officer. Neither of these firms
Governance (continued)

have any other connection with the company except that Ireena Vittal, a Non-Executive Director, is a member of the advisory board of
Russell Reynolds Associates, although she did not hold this role at the time that Diageo engaged Russell Reynolds Associates.
In the case of Executive Director or Executive Committee appointments, an executive leadership assessment may be carried out by an external professional agency. Reports on potential appointees are provided to the Committee, which, after careful consideration, makes a recommendation to the Board. In determining its recommendations, the Committee has regard to a broad range of factors including the candidate's background, skill set and experience, their ability to express independent judgement and participate across a broad range of topics, including on sustainability and societal matters, their ability to devote sufficient time to the company and whether their appointment would contribute towards the Board’s diversity objectives which are set out in the Board Diversity Policy. This policy, which applies to the Board and its Committees, reflects the Board's belief that it is critical that Board membership includes a diverse range of skills, professional and industry backgrounds, geographical experience and expertise, gender, tenure, ethnicity and diversity of thought.
Any new Directors are appointed by the Board and, in accordance with the company’s articles of association, they must be elected at the next AGM to continue in office. All existing Directors retire by rotation and stand for re-election every year. The company’s policy is for all Directors to attend the AGM, either physically or by video conference as permitted by the company's articles of association. Details of attendance of all Board and Committee meetings by Directors are set out on page 150. The 2024 AGM is scheduled to be held on 26 September 2024.
External appointments
While the Board does not have a written policy as regards the maximum number of other appointments that Directors should have, before recommending new appointments to the Board, the Nomination Committee considers other demands on candidates’ time. As a general principle, the Committee takes the view that Non-Executive Directors should have no more than four, and Executive Directors no more than one, listed mandates in addition to their role as a director of the company. However, each director's situation is considered individually. For example, when she joins the Board, Julie Brown will not also be a member of the Remuneration
Committee or the Nomination Committee, due to her other commitments. Once appointed, any proposed additional external appointments are also reviewed by the Nomination Committee to ensure that the additional demands on a Director’s time will not impact on the Director’s ability to perform his or her role as a Director of the company before the additional appointment is recommended for approval by the Board. Directors’ interests are reviewed and updated at each Board meeting. The Board has concluded that each Non-Executive Director has sufficient time to discharge their duties as a director of the company, taking into consideration their external appointments and commitments.
Board Chair succession
The Nomination Committee plays a key role in overseeing Board level changes, considering potential candidates and making recommendations on appointments to the Board. During fiscal 24, Diageo announced a number of changes in Diageo's Board membership which will take effect over the coming months including, in particular, a future change in the Board Chair.
As the current Board Chair is approaching the maximum tenure that the Code deems appropriate for a director to be considered to be independent, during fiscal 23 the Nomination Committee commenced a succession planning process to enable a smooth transition over a reasonable timeframe. The process was led by the Nomination Committee, chaired by the Senior Independent Director and supported by the Chief HR Officer, with the current Board Chair and any existing Directors who were potential candidates for the role recusing themselves from the process and from participation in discussions on Chair succession during Board and Committee sessions. Clear criteria for successful candidates were developed which included key requirements and priorities including in respect of background and experience, attributes and behaviour, within the context of the culture, strategy and leadership needed for the Board and company. These were discussed and approved by the Nomination Committee and used to identify potential candidates. During the first half of fiscal 24, a variety of candidates were considered and interviewed by members of the Nomination Committee.
In March 2024, the Nomination Committee recommended to the Board that Sir John Manzoni was the most suitable candidate to succeed Javier Ferrán as Board Chair. The Board approved this recommendation and on 19 March 2024 announced the transition with
Javier Ferrán continuing as Chair of the Board until his retirement in February 2025, at which point Sir John will succeed him. In addition to Sir John's long-standing experience in beverage alcohol, having served on the board of SABMiller plc for eleven years and having been a member of the Diageo Board since 2020, he has an outstanding track record of leadership across a number of complex and fast-changing sectors in the UK and globally.
Set out below are the principal steps taken in relation to the Board Chair succession and transition process:
During fiscal 23:
•In April 2023, the Nomination Committee authorised the Senior Independent Director to engage an external professional executive search agency.
•Russell Reynolds Associates (which, at the time of engagement, had no connection with the company other than acting as an executive search agency) was engaged to assist with the succession process.
•Key criteria for potential candidates, set out in a success profile, were reviewed and discussed by the Nomination Committee.
During fiscal 24:
Governance (continued)

•Various external candidates were considered and shortlisted for review by members of the Nomination Committee, together with internal candidates, as against the success profile
•The Nomination Committee recommended that the Board approve the appointment of Sir John Manzoni as Diageo's next
Chair, and the Remuneration Committee approved remuneration arrangements for the role. The Board then unanimously approved the appointment and a regulatory announcement was released on 19 March 2024.
•Following release of the regulatory announcement, Sir John has been undertaking a transition programme to familiarise himself with the role of Chair and to prepare for transitioning into the role in February 2025.
Activities of the Nomination Committee
The principal activities of the Nomination Committee during the year were:
•the consideration, selection and recommendation as to the appointment of and transition plan for a new Chief Financial Officer;
•the consideration, selection and recommendation as to the appointment of and transition plan for a new Chair of the Board;
•the consideration of the talent pipeline for potential new Non-Executive Directors and other appointments to the Board, including a new Chair of the Audit Committee;
•the design and conduct of the annual review of Board, Committee and individual Director effectiveness and performance and a review of the findings of the review and recommended actions;
•consideration and approval of the report of the Committee in the company’s Annual Report and consolidated financial statements for the year ended 30 June 2024;
•consideration and recommendation to the Board of proposed changes in Directors’ outside interests and any potential conflicts of interest; and
•a review of the succession plans for Executive Committee roles, including potential candidates for such roles, their backgrounds and experience, and how such candidates would contribute towards the company's diversity objectives.
Board evaluation
As part of the annual Board evaluation, all members of the Nomination Committee participated in an evaluation of the Committee.
Feedback indicated that the Committee was effective and that Directors were satisfied with its performance, that it had managed the
Chief Executive succession during the year well and that its processes were robust, transparent and effective. Further details of the evaluation can be found on page 171-172.
Induction and training
Our customary induction processes for newly appointed Directors include individual meetings with Executive Committee members and other senior executives, visits to the company’s production facilities and offices including the company's head office in London and the group's spirits production facilities, scotch brand homes, visitor centres and archives in Scotland. This is supplemented by documents, materials and information, including corporate governance guidance materials, Diageo's Code of Business Conduct and other relevant policy documents, historical Board and Committee papers, recent results announcements and materials, investor relations reports, performance data and a wide range of other internal and external reports, presentations and analyses.
Induction programmes for new Directors are tailored to suit the particular background and experience of the individual Director, with the Committee advising on priorities for that individual and tracking induction activity. These induction processes supplement existing practices whereby a continuing understanding of the business is developed through appropriate business engagements for Non-
Executive Directors such as visits to customers, engagements with employees, and brand events worked into the annual cycle of Board meetings. Training on specific areas of risk and detailed reviews of strategic matters are provided by Executive Committee members, other internal senior leaders and external guest speakers and specialists through presentations, roundtable discussions and other sessions as part of the Board’s Annual Strategy Conference and during the year as part of Board and Audit Committee meetings. In addition, Executive Committee members and other senior executives are invited, as appropriate, to Board and strategy meetings to make presentations on their areas of responsibility. All Directors are also provided with regular briefings to ensure they are kept up to date on relevant legal and governance developments or changes, best practice developments and changing commercial and other risks.
Diversity
The Board has a long-standing commitment to prioritise diversity and supports the recommendations of the FTSE Women Leaders
Review (previously the Hampton-Alexander Review) on gender diversity and the Parker Review on ethnic diversity. The Board seeks to promote inclusion and diversity by objectively considering candidates for Board and Executive Committee roles on the basis of their skill set, experience, expertise, knowledge, gender, cultural and geographical backgrounds, ethnicity and age. The Board
Diversity Policy sets out specific objectives with parity between male and female members of the Board being the ultimate goal in terms of gender diversity, with a commitment to have no less than 40% female representation on the Board, and having at least one
Director reflecting ethnic diversity as defined in accordance with the Parker Review. The Committee is pleased to confirm that both these objectives have currently been met. The Board Diversity Policy also sets out the Board’s support for management’s actions to increase the proportion of senior leadership roles held by women and by people from minority backgrounds and other under-
represented groups. As at 30 June 2024, the percentage of women on the Executive Committee and their direct reports is 47%.
Governance (continued)

Board and Executive Committee reporting on gender identity or sex

	Number of Board members	Percentage of the Board	Number of senior positions on the Board (CEO, CFO, SID and Chair)	Number in executive management	Percentage of executive management
Men	3	30.0%	1	7	54.0%
Women	7	70.0%	3	6	46.0%
Not specified/prefer not to say	—	—	—	—	—
Board and Executive Committee reporting on ethnic background

	Number of Board members	Percentage of the Board	Number of senior positions on the Board (CEO, CFO, SID and Chair)	Number in executive management	Percentage of executive management
White British or other White (including minority-white groups)	6	60.0%	3	7	53.8%
Mixed/Multiple Ethnic Groups	—	—	—	1	7.7%
Asian/Asian British	3	30.0%	1	3	23.1%
Black/African/Caribbean/Black British	1	10.0%	—	1	7.7%
Other ethnic group, including Arab	—	—	—	1	7.7%
Not specified/prefer not to say	—	—	—	—	—

Board composition	Non-Executive Director tenure	Board gender diversity	Board ethnic diversity

ò	Chair	ò	0 – 3 years	ò	Male	ò	Directors of colour
ò	Executive Director	ò	3 – 6 years	ò	Female	ò	White European
ò	Non-Executive Director	ò	6 – 9 years
Executive committee nationality

ò	British	ò	Indian
ò	American	ò	Irish
ò	American/British	ò	South African/British
ò	Colombian	ò	Spanish

Board diversity data
•Directors are defined as all Non-Executive and Executive Directors appointed to the Board. Board diversity related data are collated directly from each Director annually using a questionnaire and are given on a self-identifying basis.
•Directors of colour are defined in accordance with the Parker Review definitions as those 'who identify as or have evident heritage from African, Asian, Middle Eastern, Central and South American regions'.
•All Board diversity data above are given as at 30 June 2024.
Governance (continued)

Annual statement by the Chair of the Remuneration Committee
Dear Shareholder
I am pleased to present the Directors' remuneration report for the year ended 30 June 2024, which contains:
◦The current Directors' remuneration policy, which was approved at the AGM on 28 September 2023; and
◦The annual remuneration report, describing how the Remuneration Policy has been put into practice in 2024 and will be implemented in 2025.
This is the first year of operation of the new remuneration policy and the new Diageo Long-Term Incentive Plan (DLTIP)
approved last year. On behalf of the Committee I would like to express my thanks to shareholders for their overwhelming support with 95.4% of the AGM votes cast in favour of the new Policy.
CFO transition
On 3 May 2024, we announced that Lavanya Chandrashekar will step down from the role of Chief Financial Officer (CFO) in fiscal 25 and leave Diageo, and that Nik Jhangiani will become the new CFO. Lavanya’s remuneration arrangements, which confirm the Committee exercised its discretion to treat her as a good leaver for the purposes of incentives, are set out on page 219 and Nik’s remuneration arrangements are disclosed in the 'Looking Ahead to 2025' section of this report (page 222). In addition to his annual remuneration, Nik will receive compensation for incentive plan awards forfeited from his previous employer. Full details of the one-off compensation awards will be disclosed at the time they are confirmed and will be reported in next year's report. Both sets of arrangements are in accordance with the Remuneration Policy.
Performance in year
Fiscal 24 was a challenging year for Diageo and despite macroeconomic and geopolitical headwinds, we delivered strong full-year cash flow and improved market share. Against rapid fluctuations in our industry, we focused on the key drivers of operational excellence, developing insights into consumers, resource allocation, routes to market and driving efficiencies in our business that will set us up to take advantage of the next stage of growth.
During the year, the company maintained its position as a global leader in spirits and demonstrated its capabilities as one of the world's best brand builders. Our advantaged portfolio which is balanced across geographies and price tiers enables us to both premiumise and attract new consumers.
Organic net sales and organic operating profit declined during fiscal 24, primarily driven by our Latin American business performance. We delivered $0.7 billion in productivity savings across all cost categories, gained or held share in over 75% of our net sales value in measured markets and generated free cash flow of $2.6 billion.
Non-financial measures are a critical indicator for building a platform for future sustainable growth and we are pleased that we have demonstrated progress in the measures that are aligned with our ’Spirit of Progress’ action plan. These included a greenhouse gas emission reduction of 23.8% and water efficiency improvement of 15.6%, both compared to fiscal 20 baseline and strong performance in the diversity of our global leadership, maintaining female representation at 44% and increasing ethnically diverse leadership to 46%.
Incentive outcomes
Achieving our ambition to be the best performing, most trusted and respected consumer products company in the world requires the appropriate balance of annual and long-term incentive measures and a process to ensure that targets that are set are challenging but achievable and aligned to shareholders' interests.
In determining the annual and long-term incentive outcomes, the Committee reviews not only the outcomes against the performance metrics in the plans, but also considers Diageo's wider business performance including market share performance, financial performance relative to our TSR peer group, and other financial and non-financial measures. The Committee also considers the impact on Diageo's stakeholders more broadly.
Annual incentive
The annual incentive plan (AIP) outcomes for 2024 relating to net sales value (NSV) and operating profit (OP) were below threshold and operating cash conversion (OCC) was close to target which led to a payment of 16% of maximum on financials. Further detail is provided on page 207. The Committee considered this outcome against the business performance and concluded that the design of the
AIP worked effectively in aligning reward and performance and the outcome was fair.
The AIP also includes individual bonus objectives (IBOs) and the outcomes for the Executive Directors are set out in more detail on page 207. As a result of the financial and individual performance for fiscal 24, Debra Crew received 24.8% of maximum and Lavanya
Chandrashekar received 22.8% of maximum.
Long-term incentives
Governance (continued)

In terms of the DLTIP vesting outcomes for the three-year performance period ending 30 June 2024, an exceptional level of delivery in the early part of the three-year period resulted in an achievement of 8.7% compound annual growth in NSV and therefore a vesting of 94% of maximum. The compound annual growth in profit before exceptional items and tax (PBET) was 6.9% which resulted in a vesting of 24% of maximum. Free cash flow (FCF) was $9,798 million and total shareholder return (TSR) ranked 14th in our peer group and both were below threshold of the range.
The 2021 performance share awards also included metrics which were in support of our ’Spirit of Progress’ action plan. The four metrics measure an increase in water efficiency, reduction in carbon emissions, promotion of positive drinking and building diversity representation in leadership. Demanding three-year targets were established for our goals in this area and the achievement across all of these resulted in a 46% level of vesting for these non-financial measures. The detail of the performance against these metrics is set out on page 210 and more information on the 'Spirit of Progress' action plan is at pages 97-131.
Overall this resulted in a final vesting outcome of 58.9% of maximum for the 2021 performance share award for the CEO and 56.5%
for the CFO. The share option awards will not vest for either Director.
The Committee believes that the DLTIP drove the desired behaviours to support the company’s values and strategy and that the
Directors’ remuneration policy has operated as intended in 2024. The Committee will continue to make sure the metrics and structure of the DLTIP are appropriate in the future as the business continues to evolve.
Looking forward to 2025
The 1 October 2024 salary increase proposed for Debra Crew is 4.25% which is slightly below the expected average salary increase budget for the wider workforce in the United Kingdom. The salary for the newly appointed CFO will next be reviewed on
1 October 2025.
The structure and performance measures for both the annual and long-term incentives remain unchanged for fiscal 25 for
Executive Directors. The annual incentive plan will continue to include NSV, OP and OCC with relevant strategic IBOs for the
Executive Directors.
The long-term incentive plan measures continue to drive the key drivers of sustainable business performance and remain unchanged with a combination of financial metrics (NSV and PBET growth, cumulative FCF and relative TSR) and non-financial metrics related to our 'Spirit of Progress' action plan. The Committee set fiscal 25 financial targets by considering a number of factors including historical performance, consumer trends amid ongoing macroeconomic challenges, market conditions and the competitive landscape. These targets align with our focus on achieving our medium-term guidance ranges.
In summary
Diageo's resilient performance despite a challenging consumer environment is reflected in the incentive outcomes and the decisions that the Committee has made. The outcomes are in line with the company’s philosophy of delivering competitive pay in return for high performance against the company’s strategic objectives.
The Committee recognises that a key enabler of the strategy is the company’s ability to attract and retain diverse and engaged talent with a focus on our culture and values. To achieve this, we must ensure that remuneration structures remain competitive at all levels.
Diageo is a global business with global and local market leading brands and we therefore compete for talent in a global marketplace.
The topic of retention of high calibre talent at all levels is one that is regularly considered by the Committee.
During 2025 Javier Ferrán will retire as Chair and we welcome Sir John Manzoni as his successor. It has been a pleasure to work with
Javier and I wish to personally thank him for his wise counsel and leadership of the Board. Alongside a new Chair, we will also see a transition in CFO as I noted at the start of my statement, and I extend my thanks to Lavanya for her hard work and support to the
Committee and look forward to working with Nik in the coming months.
On behalf of the Committee I would like to thank all our investors, employees and stakeholders for their continued support and I ask that shareholders vote to approve this report at the AGM on 26 September 2024.
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
Attracting and nurturing a vibrant mix of international talent with a range of backgrounds, skills and capabilities enables Diageo to grow and thrive, and ultimately to deliver our Growth Ambition. Remuneration remains a key part of attracting and retaining the best people to lead our global business, balanced against the need to ensure our packages are appropriate and fair in the
Governance (continued)

business and wider employee context, delivering market-competitive pay in return for high performance against the company’s strategic objectives.

Delivery of business strategy
Short and long-term incentive plans reward the
delivery of our business strategy and Growth
Ambition. Performance measures are reviewed
regularly and stretching targets are set relative to
the company’s growth plans and peer group
forecasted performance. The Committee seeks to
embed simplicity and transparency in the design
and delivery of executive reward.

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

Governance (continued)

Remuneration at a glance
	Salary	Allowances and benefits	Annual incentive	Long-term incentives	Shareholding requirement
Purpose	•Supports the attraction and retention of the best global talent with the capability to deliver Diageo’s strategy	•Provision of market-competitive and cost-effective benefits supports attraction and retention of talent	•Incentivises delivery of Diageo’s financial and strategic targets •Provides focus on key financial metrics and the individual’s contribution to the company’s performance	•Rewards consistent long-term performance in line with Diageo’s business strategy •Provides focus on delivering superior long-term returns to shareholders	•Ensures alignment between the interests of Executive Directors and shareholders
Key features of current policy	•Normally reviewed annually on 1 October •Salaries take account of external market and internal employee context	•Provision of competitive benefits linked to local market practice •Maximum company pension contribution is 14% of salary, which is aligned to the offering for the wider workforce in the United Kingdom
•Target opportunity
is 100% of salary and
maximum is 200% of salary
•Performance
measures, weightings and
stretching targets are set by the
Remuneration Committee
•Subject to malus
and clawback provisions
•Executive Directors
defer a minimum of one-third
of earned bonus payment into
Diageo shares held for three
years
•Remainder paid out
in cash after the end of the
financial year

•Annual grant of
performance shares and share
options
◦CEO award up to
500% of salary
◦CFO
award up to 480% of
salary
(% of salary for both CEO and
CFO described in performance
share equivalents)
•Performance
measures, weightings and
stretching targets are set annually
•Three-year
performance period plus two-year
retention period
•Subject to malus and
clawback provisions
•Number of awards
granted is based on a six-month
average share price to 30 June
preceding grant date

•Minimum
shareholding requirement
within five years of
appointment:
◦CEO 500% of
salary
◦CFO 400% of
salary
•Post-
employment shareholding
requirement for Executive
Directors of 100% of the in-
employment requirement (or,
if lower, their actual
shareholding on cessation)
to be retained in full for
two years after leaving the
company

Planned for year ending 30 June 2025	•4.25% salary increase for the CEO, below the annual salary budgets for the wider workforce in the United Kingdom •New CFO appointment from autumn 2024. No salary increase in fiscal 25	•Allowances and benefits unchanged from prior year •Company pension contributions 14% of salary
•Size of annual
incentive award opportunity is
unchanged from prior year. For
fiscal 25, measures are net sales
growth, operating profit growth
and operating cash conversion,
80% in total weighted equally,
with remaining 20% on
individual objectives

–Performance
measures are net sales growth,
relative TSR, cumulative free
cash flow, profit before
exceptional items and tax and
‘Spirit of Progress‘ measures
–Size of long-term
incentive award opportunity is in
line with the policy
•No change to in- employment shareholding requirement •Post- employment shareholding in line with the Policy
Implementation in year ended 30 June 2024
•4% salary
increase for the CFO,
slightly below the
annual salary budgets
for the wider
workforce in the
United Kingdom and
the United States
•No
increase
for the
CEO in
fiscal 24
following
appointme
nt on 8
June 2023
		•Allowances and benefits unchanged from prior year •Company pension contribution of 14% for CEO and CFO. Aligned to the UK workforce	•Payout of 16% of maximum for the financial elements of the plan •Total payout of 24.8% of maximum for the CEO and 22.8% for the CFO	•Vesting of 2021 performance shares at 58.9% of maximum for Debra Crew, and 56.5% of maximum for Lavanya Chandrashekar •The 2021 share options lapsed for both Debra Crew and Lavanya Chandrashekar
•As at 30 June
2024, Debra Crew's
shareholding was 240% of
salary (she has until June
2028 to meet her
requirement)
•As at 30 June
2024, Lavanya
Chandrashekar's
shareholding was 100% of
salary (she had until July
2026 to meet her
requirement)

Governance (continued)

Pay for performance at a glance
The charts below show performance outcomes against targets for the long-term and annual incentive plans. Targets under both incentive plans are set with reference to Diageo’s strategic plan and the historical and forecasted performance of Diageo and its peers.
Long-term incentives (for the period 1 July 2021 to 30 June 2024)

Organic net sales growth				Cumulative free cash flow
CAGR	Threshold	Midpoint	Maximum	Threshold	Midpoint	Maximum
	5.0%	7.0%	9.0%	$10,058m	$11,273m	$12,488m

			●	●
			Actual 8.7%	Actual $9,798m

Organic profit before exceptional items and tax growth				Relative TSR ranking vs peer group
CAGR	Threshold	Midpoint	Maximum	Threshold	Midpoint	Maximum
	6.5%	10.0%	13.5%	9th (median)	–	3rd (upper quintile)

	●			●
	Actual 6.9%			Actual 14th

ESG measure	Unit of measurement	Threshold	Midpoint	Maximum	Actual
Carbon reduction	Reduction in greenhouse gas emissions (cum%)	19.1%	23.1%	27.1%	19.6%
Water efficiency	Improvement in water efficiency (cum%)	6.3%	9.2%	12.1%	4.2%
Positive drinking	Number of people who confirmed changed attitudes on the dangers of underage drinking following participation in a Diageo supported education programme	2.3m	3.0m	3.7m	3.8m
Inclusion & diversity	% female leaders globally	44%	45%	46%	44%
	% ethnically diverse leaders globally	39%	40%	41%	46%
Annual incentive (for the period 1 July 2023 to 30 June 2024)

Net sales growth			Operating profit growth
Threshold	Target	Maximum	Threshold	Midpoint	Maximum
3.1%	6.1%	9.1%	1.4%	6.4%	11.4%

●			●
Actual -0.6%			Actual -4.8%

Operating cash conversion
Threshold	Target	Maximum
95%	100%	105%

	●
	Actual 99.6%

Governance (continued)

Historic reward outcomes under the annual and long-term incentive plans over the past five years are shown below. Vesting outcomes under the long-term incentive plan are shown against annualised total shareholder return for the three-year period ended in the year of vesting (i.e. annualised TSR for the three years ended 30 June 2024 is shown against the vesting outcome for the 2021 long-term incentive awards vesting in 2024). Outcomes against annual incentive financial measures are shown against organic operating profit growth for each respective financial year, as disclosed in prior-year annual reports.

5-year vesting outcomes of long-term incentives		5-year history of annual incentive payouts
Executive Director vesting outcome (% of maximum)	Annualised TSR %	Payout (% of maximum)	Operating profit growth %

ò	Performance shares
ò	Share options
ò	Annualised total shareholder return over three-year long-term incentive performance period

ò	Annual incentive payout (financial measures excluding individual business objectives)
ò	Organic operating profit growth (% on prior year)
Governance (continued)

Remuneration Committee Governance
Remuneration Committee
The Remuneration Committee consists of the following independent Non-Executive Directors: Susan Kilsby, Melissa Bethell, Karen
Blackett, Valérie Chapoulaud-Floquet, Sir John Manzoni, Alan Stewart and Ireena Vittal. Susan Kilsby is the Chair of the
Remuneration Committee and also the Senior Independent Director. The Chair of the Board and the Chief Executive are invited to attend Remuneration Committee meetings, except when their own remuneration is being discussed. The Chief Human Resources
Officer and Global Performance and Reward Director are also invited by the Remuneration Committee to provide their views and advice. The Chief Financial Officer may also attend to provide performance context to the Committee during its discussions about target setting and incentive outcomes. The Remuneration Committee's terms of reference are available in the corporate governance section of the company's website and on request from the Company Secretary.
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
Risk – there is an appropriate mix of fixed and variable pay, and financial and non-financial objectives. There are robust measures in place to ensure alignment with long-term shareholder interests, including the DLTIP post-vesting retention period, shareholding requirement, bonus deferral into shares and malus and clawback provisions updated for prevailing legal and regulatory requirements.
The Committee also considers the impact on behaviour of both the measures and targets set;
Predictability-the pay opportunity under different performance scenarios is set out in the approved Directors' remuneration policy
(page 136 of the 2023 UK Annual Report);
Proportionality – executives are incentivised to achieve stretching targets over annual and three-year performance periods, and the
Committee assesses performance holistically at the end of each period, taking into account underlying business performance and the internal and external context. The Committee may exercise discretion to ensure that payouts are appropriate; and
Alignment with culture – non-financial objectives may be incentivised under the individual business objective element of the annual incentive plan and ‘Spirit of Progress‘ (ESG) priorities are incentivised under the long-term incentive plan, which reinforces the company’s purpose and values. The design of remuneration, and the measures used, reflect Diageo's culture.
External advisors
During the year ended 30 June 2024, the Remuneration Committee received advice on Directors' remuneration from FIT. FIT was appointed by the Committee in October 2022 following a review of alternative providers and were selected on the basis of their understanding of the company's culture and business and the capability of their team.
The fees paid to FIT in fiscal 24 for advice provided to the Committee were £84,671. All fees were determined on a time and expenses basis.
The Committee is satisfied that FIT's engagement partners, and the teams that provide remuneration advice to the Committee, have no connections with Diageo that may impair their independence. The Committee reviewed the potential for conflicts of interest and judged that there were appropriate safeguards against such conflicts. FIT does not provide Diageo with any other services. FIT is a founder member of the Remuneration Consultants Group (RCG) which is responsible for developing and maintaining the Code of
Conduct for Consultants to Remuneration Committees of UK listed companies. FIT attended Remuneration Committee meetings during the year and the Committee is satisfied that the advice it has received has been objective and independent.
Governance (continued)

Statement of voting
The following table summarises the details of votes cast in respect of the resolutions on the Directors’ remuneration policy and the
Directors' remuneration report at the AGM on 28 September 2023. The Committee was pleased with the level of support shown for the
Directors' Remuneration Policy and Report and appreciates the active participation of shareholders and their representative bodies in consulting on executive remuneration matters.

		For	Against	Total votes cast	Abstentions
Directors’ remuneration policy	Total number of votes	1,663,080,546	80,098,370	1,743,178,916	1,023,145
	Percentage of votes cast	95.41%	4.59%	100%	n/a
Directors' remuneration report (excluding the policy)	Total number of votes	1,640,705,024	77,090,228	1,717,795,252	26,428,462
	Percentage of votes cast	95.51%	4.49%	100%	n/a
Governance (continued)

Directors' remuneration policy
This section of the report sets out the details of the 2023 Directors' remuneration policy which was approved by shareholders at the AGM on 28
September 2023 and which applied from that date. The Policy Considerations section has been updated to reflect the anticipated appointment of a new CFO in Autumn 2024, updated NED terms of appointment and employee engagement leadership.
The actual current approved policy can be found on the company’s website at https://www.diageo.com/en/our-business/corporate-
governance/remuneration-at-diageo.
As referenced in the Remuneration Committee Chair’s statement, the Committee believes the current policy continues to support the business strategy.
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
•a measure of Diageo’s performance in relation to its peers (e.g. relative total shareholder return); and
•a measure relating to our ‘Spirit of Progress‘ (environmental, social or governance) priorities.
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
•Executive Directors are restricted from selling more than 50% of shares which vest under the long-term incentive plan or deferred bonus share plan
(excluding the sale of shares to cover tax on vesting and other exceptional circumstances to be specifically approved by the Chief Executive and/or
Chair), until the shareholding requirement is met.
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

●	Chair of the Board and Non-Executive Directors' fees
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

Opportunity
•Fees for Non-Executive Directors are within the limits set by the shareholders from time to time, with an aggregate limit of £1,750,000, excluding the Chair’s fees.
Governance (continued)

Policy considerations
Performance measures
Further details of the performance measures under the fiscal 25 annual incentive plan and measures and targets for DLTIP awards to be made in September 2024, are set out in the annual report on remuneration, on page 222.
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
Approach to recruitment remuneration
Diageo is a global organisation selling its products in nearly 180 countries around the world. The ability to recruit and retain the best talent from all over the world is critical to the future success of the business. People diversity in all its forms is a core element of
Diageo’s global talent strategy and, managed effectively, is a key driver in delivering Diageo’s Growth Ambition.
The Remuneration Committee’s overarching principle for recruitment remuneration is to pay no more than is necessary to attract an
Executive Director of the calibre required to shape and deliver Diageo’s business strategy, recognising that Diageo competes for talent in a global marketplace. The Committee will seek to align any remuneration package with Diageo’s remuneration policy, but retains the discretion to offer a remuneration package which is necessary to meet the individual circumstances of the recruited Executive
Director and to enable the hiring of an individual with the necessary skills and expertise. However, the maximum short-term and long-
term incentive opportunity will follow the policy, although awards may be granted with different performance measures and targets in the first year. On appointment of an external Executive Director, the Committee may decide to compensate for variable remuneration elements the individual forfeits when leaving their current employer. In doing so, the Committee will ensure that any such compensation would have a fair value no higher than that of the awards forfeited, and would generally be determined on a comparable basis taking into account factors including the form in which the awards were granted, performance conditions attached, the probability of the awards vesting (e.g. past, current and likely future performance), as well as the vesting schedules. Depending on individual circumstances at the time, the Committee has the discretion to determine the type of award (i.e. cash, shares or options), holding period and whether or not performance conditions would apply.
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

Non-Executive Directors	Date of appointment to the Board	Current letter of appointment expires
Javier Ferrán	22 July 2016	AGM 2025
Susan Kilsby	4 April 2018	AGM 2024
Melissa Bethell	30 June 2020	AGM 2026
Karen Blackett	1 June 2022	AGM 2025
Valérie Chapoulaud-Floquet	1 January 2021	AGM 2024
Sir John Manzoni	1 October 2020	AGM 2026
Alan Stewart	1 September 2014	AGM 2024
Ireena Vittal	2 October 2020	AGM 2026
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
The Committee is interested in the views of investors and maintains an ongoing dialogue with a broad group of shareholders and institutional advisors on remuneration matters. In advance of finalising our proposed policy that was approved at the 2023 AGM, the
Chair of the Remuneration Committee consulted with the company's largest shareholders and their representatives about the policy and the implementation plan for fiscal 24. The responses received from shareholders were supportive of the proposed change to enhance the post-cessation shareholding requirement, as well as the planned implementation for fiscal 24.
Employee engagement on executive remuneration
Karen Blackett took over accountability for global workforce engagement sessions during the year and there were focus group sessions led by her and other Non-Executive Directors. As part of this engagement, there was a session where the Remuneration
Committee Chair shared information with employees about executive remuneration, including the Directors' remuneration policy, the role of the Remuneration Committee, executive remuneration principles and structure and how executive pay aligns with pay for the wider workforce. This is the first year of undertaking the engagement on remuneration in this format and it was found to be productive and informative by the Committee Chair and the participating employees.
Diageo also runs annual employee engagement surveys, which gives employees the opportunity to provide feedback and express their views on a variety of topics, including remuneration. Any comments relating to Executive Directors' remuneration are fed back to the
Remuneration Committee.
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
Governance (continued)

Annual report on remuneration
The following section provides details of how the company’s 2023 remuneration policy was implemented during the year ended 30
June 2024, and how the Remuneration Committee intends to implement the proposed remuneration policy in the year ending 30 June
2025.
Single total figure of remuneration for Executive Directors
The table below details the Executive Directors’ remuneration for the year ended 30 June 2024.

	Debra Crew(1)(8)				Lavanya Chandrashekar(1)
	2024	2024	2023	2023	2024	2024	2023	2023
	£ '000	$ '000	£ '000	$ '000	£ '000	$ '000	£ '000	$ '000
Fixed pay
Salary	£1,392	$1,750	£105	$126	£823	$1,034	£831	$997
Benefits (2)	£112	$140	£4	$5	£37	$47	£53	$63
Pension(3)	£193	$242	£10	$13	£112	$140	£110	$133
Total fixed pay(7)	£1,696	$2,132	£120	$145	£972	$1,221	£993	$1,193

Performance related pay
Annual incentive(4)	£690	$868	£79	$95	£379	$476	£603	$723
Long-term incentives(5)	£678	$852	£166	$199	£1,350	$1,697	£258	$309
Other incentives (6)	£3	$4	—	—	£4	$5	£3	$4
Total variable pay(7)	£1,371	$1,724	£245	$294	£1,732	$2,178	£864	$1,037

Total single figure of remuneration(7)	£3,067	$3,856	£365	$439	£2,704	$3,399	£1,857	$2,230

(1)	Exchange rate
The amounts shown in US dollars are converted to sterling using the cumulative weighted average exchange rate for the respective financial year. For the year ended 30 June 2024, the exchange rate was £1 = $1.26 and for the year ended 30 June 2023 it was £1 =
$1.20. Debra Crew and Lavanya Chandrashekar are paid in US dollars.

(2)	Benefits
The benefits numbers include the gross value of all taxable benefits. For Debra Crew, these include flexible benefits allowance
($22.1k), tax return preparation ($19.2k), contracted car service ($58.7k), medical and dental ($22.2k), product allowance and life and long-term disability cover. Lavanya Chandrashekar's benefits include flexible benefits allowance ($23.8k), travel allowance ($13.5k), product allowance and life and long-term disability cover.

(3)	Pension
Pension benefits reflect the increase in the pension fund balances over the year in the Diageo North America Inc. pension plans which are over and above the increase due to inflation. Debra Crew started to accrue benefits in the Supplemental Executive Retirement Plan (SERP) from 1
October 2022. Lavanya Chandrashekar started accruing benefits in the SERP from 1 July 2021. The company pension contribution has been
14% of salary from 1 January 2023 for all Executive Directors, aligned to the rate for the UK workforce.
Page 211
(4)	Annual incentive
The performance achieved under the fiscal 24 annual incentive plan resulted in an outcome of 16.0% of maximum for the financial elements of the plan. Financial elements represented 80% of the maximum incentive opportunity. Taking account of performance against Individual
Business Objectives (IBOs), which represent 20% of the maximum opportunity, the annual incentive payout is 24.8% of maximum for Debra
Crew and 22.8% of maximum for Lavanya Chandrashekar. In accordance with their elections to defer post-tax, one-third of the annual incentive for fiscal 24 shown in the table above for Debra Crew and Lavanya Chandrashekar will be deferred into owned shares which are held for three years in a nominee account.
Page 207
(5)	Long-term incentives
Long-term incentives represent the estimated gain (based on the average three-month ADR price to 30 June 2024 of $137.77)
delivered through share options and performance shares where performance conditions have been met in the respective financial year.
It also includes the value of additional shares earned in lieu of dividends on these vested performance shares. For Debra Crew, the
2021 performance shares and share options were granted before she became an Executive Director, and due to a slightly different vesting schedule for awards granted below the Board, vested at 58.9% and 0.0% of maximum respectively. The long-term incentive value reflects the proportion of the three-year period in which she was appointed as CEO. Lavanya Chandrashekar's 2021 performance shares and share options were granted after she became an Executive Director and vested at 56.5% and 0.0% of maximum respectively. Of the 2024 long term incentive amounts shown in the table above none are related to share price appreciation over the fiscal 22 to fiscal 24 performance period.
For fiscal 23, long-term incentives comprise performance shares and share options awarded in 2020 that vested in September 2023 at
98.8% and 77.5% of maximum respectively for Debra Crew and Lavanya Chandrashekar, including dividend equivalents on performance shares. These 2020 long-term incentive amounts have been restated to reflect the ADR share price on the vesting date of
$160.19 instead of the average three-month ADR share price used in last year’s report of $178.52.
Page 209
(6)	Other incentives	Other incentives include the grant face value of awards made under the all-employee share plans. Awards do not have performance conditions attached.
(7)	Totals	Some figures and sub-totals add up to slightly different amounts than the totals due to rounding.
(8)	Other
The 2023 figures shown for Debra Crew are in respect of the period from 5 June 2023 to 30 June 2023; following her appointment as interim CEO on 5 June 2023 and CEO and Executive Director on 8 June 2023.

Governance (continued)

Looking back on 2024

Annual incentive plan (AIP) payouts for 2024
AIP payout for the year ended 30 June 2024
AIP payouts for the Executive Directors serving during the year are based 80% on performance against the group financial measures and 20%
on performance against Individual Business Objectives (IBOs), as assessed by the Remuneration Committee and summarised in the table below.

Group financial measures(1)
Measure	Weighting	Threshold	Target	Maximum	Actual	Payout (% of total AIP opportunity)
Payout opportunity (% maximum)		25%	50%	100%
Net sales value (% growth)(2)	26.7%	3.1%	6.1%	9.1%	(0.6)%	—
Operating profit (% growth)(2)	26.7%	1.4%	6.4%	11.4%	(4.8)%	—
Operating cash conversion(3)	26.7%	95.0%	100.0%	105.0%	99.6%	12.80%
Full year performance for 1 July 2023 - 30 June 2024	80.0%					12.80%

Individual business objectives
Measure (IBOs equally weighted) and target	Weighting	Result	Payout (% of total AIP opportunity)
Debra Crew Chief Executive	20.00%		12.00%
Global market share performance Grow or hold total trade market share in 2/3rds of total net sales in measured markets	10.00%	We gained or held total trade market share in markets that total 75% of our net sales in fiscal 24(6)	5.00%
Productivity improvement Deliver an overall productivity improvement in fiscal 24 of $505m across all cost categories	10.00%	The productivity target for fiscal 24 has been exceeded as set out below: By the end of fiscal 24, we delivered $698m in productivity savings across all cost categories including supply, marketing and indirect overheads	7.00%
Lavanya Chandrashekar Chief Financial Officer	20.00%		10.00%
Productivity improvement Deliver an overall productivity improvement in fiscal 24 of $505m across all cost categories	10.00%	The productivity target for fiscal 24 has been exceeded as set out below: By the end of fiscal 24, we delivered $698m in productivity savings across all cost categories including supply, marketing and indirect overheads	7.00%
Finance transformation Implement actions to continue the improvement of financial forecasting and sustainable cash management Deliver the agreed project milestones for the finance technology roll out within budget Implement the new functional and presentational currency into all areas of management and reporting	10.00%	A summary of performance against the finance transformation milestones for fiscal 24 is as follows: Automated forecasting models built internally, rolled out and subject to further embedding Key actions completed to support the delivery of strong cash performance Initial stage of a significant programme of global technology change underway Go live of required changes to functional currency in over 50 systems, restructuring of FX hedges and completion of reporting cycles	3.00%
Governance (continued)

Payout
	Group (weighted 80%)	IBO (weighted 20%)	Total (% max)	Total (% annual salary)	Total (’000) USD
Debra Crew(4),(5)	12.80%	12.00%	24.80%	49.60%	$868
Lavanya Chandrashekar(4),(5)	12.80%	10.00%	22.80%	45.60%	$476
(1) Performance against the AIP measures is calculated using 2024 budgeted exchange rates and is measured on a currency-neutral basis.
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
(4) AIP payments are calculated using base salary as at 30 June 2024, in line with the global policy that applies to other employees across the company.
(5) In accordance with the 2023 remuneration policy and their individual elections to defer post tax, one-third of Debra Crew's and Lavanya Chandrashekar's after tax
AIP payout disclosed in the table above will be deferred into Diageo shares, which will be held for three years in a nominee account. These shares will be acquired in September 2024 and the number of shares will be disclosed in the 2025 remuneration report.
(6) Market share reflects internal estimates incorporating Nielsen, Association of Canadian Distillers, CGA, Dichter and Neira, Frontline, Intage, IRI, ISCAM,
NABCA, Scentia, State Monopolies, TRAC, Ipsos and other third-party providers.
(7)No discretion was exercised by the Remuneration Committee in determining the AIP outcome.
Governance (continued)

Long-term incentive plans (LTIPs) vesting in 2024
Long-term incentive awards up to and including September 2023 were made under the Diageo Long-Term Incentive Plan (DLTIP), which was approved by shareholders at the AGM in September 2014. Awards are designed to incentivise Executive Directors and senior managers to deliver long-term sustainable performance and are subject to performance conditions measured over a three-year period. Awards are granted on an annual basis in both performance shares and share options. Awards granted to Executive Directors vest at 20% of maximum for threshold performance, and 100% of the award will vest if the performance conditions are met in full, with a straight-line payout between threshold and maximum.
Share options – granted in September 2021, vesting in September 2024
In September 2021, Debra Crew (although not an Executive Director at the time of grant) and Lavanya Chandrashekar received share option awards over ADRs under the DLTIP, with an exercise price of $194.75. The award was subject to a performance condition assessed over a three-year period based on the achievement of the following equally weighted performance measures:
•Relative total shareholder return (TSR) ranked against the TSR of a peer group of international drinks and consumer goods companies; and
•Cumulative free cash flow (FCF)
The vesting profile for grants to Executive Directors for relative TSR is shown below:

TSR ranking (out of 17)	Vesting (% max)	TSR ranking (out of 17)	Vesting (% max)	TSR peer group (16 companies)
1st, 2nd or 3rd	100	7th	55	AB InBev	Heineken	Pernod Ricard
4th	95	8th	45	Brown-Forman	Kimberly-Clark	Procter & Gamble
5th	75	9th	20	Carlsberg	L'Oréal	Reckitt Benckiser
6th	65	10th or below	0	The Coca-Cola Company	Mondelēz International	Unilever
				Colgate-Palmolive	Nestlé
				Groupe Danone	PepsiCo
Performance shares – awarded in September 2021, vesting in September 2024
In September 2021, Debra Crew (although not Executive Director at the time of grant) and Lavanya Chandrashekar received performance share awards under the DLTIP. Awards vest after a three-year period subject to the achievement of three performance conditions outlined below:
•Organic net sales value (NSV) growth (weighted 40%);
•Profit before exceptional items and tax (PBET) growth (weighted 40%); and
•ESG measures (water efficiency, carbon reduction, positive drinking, and diversity & inclusion) weighted 20%.
Notional dividends accrue on awards and are paid out either in cash or shares on the number of shares which vest.
Governance (continued)

Vesting outcome for 2021 performance share and share option awards in September 2024
The 2021 performance share award vested at 58.9% of maximum for Debra Crew and 56.5% of maximum for Lavanya
Chandrashekar. The 2021 share options lapsed having not met the threshold performance metric as detailed below:

Vesting of 2021 DLTIP(5)	Weighting	Threshold	Midpoint	Maximum	Actual	Debra Crew vesting (% maximum)(5)(6)	Lavanya Chandrashekar vesting (% maximum)(5)(6)
Vesting if performance achieved (% maximum)(6)		20%/25%	60%/62.5%	100%
Organic net sales value growth (NSV)(1)	40.0%	5.0%	7.0%	9.0%	8.7%	37.8%	37.6%
Profit before exceptional items and tax (PBET) growth(2)	40.0%	6.5%	10.0%	13.5%	6.9%	11.7%	9.8%
Carbon reduction (ESG)	5.0%	19.1%	23.1%	27.1%	19.6%	1.5%	1.3%
Water efficiency (ESG)	5.0%	6.3%	9.2%	12.1%	4.2%	—	—
Positive drinking (ESG)	5.0%	2.3m	3.0m	3.7m	3.8m	5.0%	5.0%
Inclusion & diversity - % female leaders globally (ESG)	2.5%	44.0%	45.0%	46.0%	44.0%	0.6%	0.5%
Inclusion & diversity - % ethnically diverse leaders globally (ESG)	2.5%	39.0%	40.0%	41.0%	46.0%	2.5%	2.5%
Vesting of performance shares (% maximum)						58.9%	56.5%
Cumulative free cash flow (FCF)(3)	50.0%	$10,058m	$11,273m	$12,488m	$9,798m	—	—
Relative total shareholder return(4)	50.0%	9th	—	3rd	14th	—	—
Vesting of share options (% maximum)						—	—
(1)NSV growth is calculated at budgeted currency exchange rates, after adjustments for acquisitions and disposals and incorporates the organic treatment of hyperinflationary economies.
(2) PBET growth is presented on a constant currency basis and it excludes the impact of acquisitions and disposals. The impact of hyperinflation on operating profit is considered under the same organic methodology as for net sales while the impact on other lines (primarily on finance charges) is excluded. This metric also includes adjustment to exclude the fair value remeasurement of contingent considerations, earn out arrangements and biological assets and to exclude post-
employment credits. Furthermore, the metric excluded the interest on current year’s share repurchase program (SRP) and excludes the year-over-year change of
M&A related interest.
(3)Cumulative FCF is based on the outcome for each of the three years within the performance period, measured before exceptional items and on an FX neutral basis by adjusting actual outcomes back to the base year exchange rates, and incorporates the organic treatment of hyperinflationary economies. Furthermore, the cash flow impact of any material business development activities such as share repurchase programmes, acquisitions and disposals, which were not known and planned at the beginning of the vesting period, are excluded from the three-year performance. Note that FCF has been restated in USD following the change in functional currency.
(4)Relative total shareholder return (TSR) is measured as the percentage growth in Diageo’s share price (assuming all dividends and capital distributions are re-
invested) compared to the TSR of a peer group of 16 international drinks and consumer goods companies. TSR calculations are based on an averaging period of six months and converted to a common currency (US dollars). Calculation is performed and provided by FIT.
(5) No discretion was exercised by the Remuneration Committee in determining the long-term incentive outcomes.
(6)At the time of grant of the 2021 awards, Debra Crew was not an Executive Director. The vesting schedule for awards granted to executives below the Board has a threshold vesting of 25% of maximum (62.5% at midpoint). Vesting at threshold for awards granted to Executive Directors is 20% of maximum (60.0% at midpoint).
Governance (continued)

Summary of performance share awards and options vesting

	Award	Award Date	Awarded (ADRs)	Vesting (% Max)	Vesting (ADRs)	Option price	ADR price	Dividend equivalent share	Estimated value ($'000)(1)
Debra Crew (2)	Performance Shares	03/09/2021	9663	58.9%	5,691		$137.77	494	$852
	Share Options	03/09/2021	9663	—	—	$194.75	$137.77	—	—
Lavanya Chandrashekar	Performance Shares	03/09/2021	20,060	56.5%	11,333		$137.77	985	$1,697
	Share Options	03/09/2021	20,060	—	—	$194.75	$137.77	—	—
1) The total long-term incentives value shown in the single figure of remuneration on page 206 is the total of performance shares and share options in the table above and is based on an average ADR price for the last three months of the fiscal year ($137.77).
(2)    The number of ADRs and the resulting value of performance share awards and options relating to Debra Crew in the table above are pro-rata figures that reflect the proportion of the three-year performance period in which she was appointed as Chief Executive Officer. The original number of Performance Shares and Share Options awarded is shown on page 213.  The total number of Performance Shares awarded was 27,019 and 15,914 vested in total of which 5,691 is shown above. The total value of the vested award, including dividend equivalent shares (17,297 ADRs) is $2,383,007.  No share options vested.
The Committee considered Diageo’s overall business performance and value created for shareholders over the period and determined that the outcomes were fair and appropriate; consequently no adjustment to the vesting outcomes were made. It also considered the level of difficulty of the targets and determined that the vesting outcome was consistent with Diageo's long-term performance and returns to shareholders. No share options were exercised by any Director during the year ended 30 June 2024.
Pensions and benefits in the year ended 30 June 2024
Benefits provisions for the Executive Directors are in accordance with the information set out in the Directors’ remuneration policy.
Pension arrangements
Debra Crew and Lavanya Chandrashekar are members of the Diageo North America Inc. Supplemental Executive Retirement Plan
(SERP) with an accrual rate of 14% of base salary during the year ended 30 June 2024. The SERP is an unfunded, non-qualified supplemental retirement programme. Under the plan, accrued company contributions are subject to quarterly interest credits. Under the rules of the SERP, they can withdraw the balance of the plan six months after leaving service or age 55, if later and the balance may be withdrawn in either a lump sum or five equal annual instalments, depending on the size of the balance.
Debra Crew and Lavanya Chandrashekar participated in the US Cash Balance Plan and the Benefit Supplemental Plan (BSP), until 30
September 2022 and June 2021 respectively, and have accrued benefits under both plans. The Cash Balance Plan is a qualified funded pension arrangement. Employer contributions were 10% of pay capped at the Internal Revenue Service (IRS) limit. The BSP is a non-
qualified unfunded arrangement; notional employer contributions were 10% of pay above the IRS limit. Interest (notional for the BSP)
is credited quarterly on both plans.
In the event of death in service, a lump sum of six times base salary is payable for Debra Crew and Lavanya Chandrashekar.
The table below shows the pension benefits accrued by each Executive Director as at year end. The accrued US benefits for Debra
Crew and Lavanya Chandrashekar are one-off cash balance amounts.

30 June 2024	30 June 2023
Executive Director	US benefit value $'000	US benefit value $'000
Debra Crew(1)	1,245	958
Lavanya Chandrashekar(2)	689	520
(1) Debra Crew's US benefits reflect an increase of $287,000 over the year to 30 June 2024. This increase reflects $253,000 which is due to additional pension benefits earned over the year
(of which $242,000 is over and above the increase due to inflation - and is reported in the total single figure of remuneration table on page 206); and, $34,000 which is due to interest earned over the year on her deferred US benefits.
(2)    Lavanya Chandrashekar's US benefits reflect an increase of $169,000 over the year to 30 June 2024. This increase reflects $159,000 which is due to additional pension benefits earned over the year (of which $140,000 of which is over and above the increase due to inflation – and is reported in the total single figure of remuneration table on page 206); and $10,000 of which is due to interest earned on her deferred US benefits.
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
Governance (continued)

Long-term incentive awards made during the year ended 30 June 2024
On 4 September 2023, Debra Crew and Lavanya Chandrashekar received awards of performance shares and market-priced share options under the DLTIP based on a percentage of base salary as outlined below. The three-year period over which performance will be measured is 1 July 2023 to 30 June 2026.
The performance measures and targets for awards granted in September 2023 are outlined below. Net sales value and profit before exceptional items and tax are key levers for driving top and bottom line growth. The free cash flow measure was selected because it represents a robust indicator of cash performance consistent with typical external practice and is a key strategic priority. Total shareholder return, the only relative performance measure under the plan, provides good alignment with shareholder interests and increases the leverage based on share price growth. Finally, the environmental, social and governance (ESG) measure (20% of total performance share award), which was introduced in 2020, reinforces the stretching and strategically important goals under Diageo's
10-year ‘Spirit of Progress’ action plan to help create an inclusive and sustainable world. The definitions for the ESG measures were set out on page 152 of the annual remuneration report for fiscal 23.

	Performance shares							Share options
2023 DLTIP	Organic net sales value (CAGR)	Organic profit before exceptional items and tax (CAGR)	Greenhouse gas reduction	Water efficiency index	Positive drinking	% Female leaders	% Ethnically diverse leaders	Cumulative free cash flow(1)	Relative TSR
Weighting	40%	40%	5%	5%	5%	2.5%	2.5%	50%	50%
Target range	4.0% - 8.0%	4.5% - 11.5%	17.9% - 25.9%	3.7% - 8.3%	2.8m - 4.2m	47% - 49%	44% - 46%	$9,400m - $12,600m	9th - 3rd and above
(1) The cumulative free cash flow targets are shown in USD following the change to functional currency from fiscal 24. More details can be found on this on pages
238-239
20% of DLTIP awards will vest at threshold, with vesting in a straight line up to 100% if the maximum level of performance is achieved. As explained in the remuneration policy, one performance share is deemed equal in value at grant to three share options.

Executive Director	Date of grant	Plan	Share type	Awards made during the year	Exercise price	Face value $'000	Face value (% of salary)
Debra Crew	04/09/2023	DLTIP - share options	ADR	36,971	$166.67	$6,563	375%
Debra Crew	04/09/2023	DLTIP - performance shares	ADR	36,971		$6,563	375%
Lavanya Chandrashekar	04/09/2023	DLTIP - share options	ADR	21,182	$166.67	$3,760	360%
Lavanya Chandrashekar	04/09/2023	DLTIP - performance shares	ADR	21,182		$3,760	360%
The proportion of the awards outlined above that will vest is dependent on the achievement of performance conditions and continued
employment, and the actual value received may be nil. The vesting outcomes will be disclosed in the 2026 annual remuneration report.
In accordance with the plan rules, the number of performance shares and share options granted under the DLTIP was calculated by using the average closing ADR price for the last six months of the preceding financial year ($177.50). This price is used to determine the face value in the table above. In accordance with the plan rules, the exercise price was calculated using the average closing ADR price of the three days preceding the grant date ($166.67).
Governance (continued)

Outstanding share plan interests

Plan name	Date of award	Performa nce period	Year of vesting	Award calculati on share price	Exercise price	Number of shares/ options at 30 June 2023(1)	Granted	Vested/ exercised	Dividen d equivale nt shares released	Lapsed	Number of shares/ options at 30 June 2024(1)
Debra Crew
DLTIP - Share Options(4)	Sep 2021	2021-2024	2024		$194.75	27,019					27,019	ADR
DLTIP - Share Options	Sep 2022	2022-2025	2025		$176.95	26,629					26,629	ADR
DLTIP - Share Options	Sep 2023	2023-2026	2026		$166.67		36,971				36,971	ADR
Total unvested share options subject to performance in Ordinary shares(2)											362,476	ORD
DLTIP - Share Options(3)	Sep 2020	2020-2023	2023		$133.88	30,076		23,308		6,768	23,308	ADR
Total vested but unexercised share options in Ordinary shares(2)											93,232	ORD
DLTIP - Performance Shares	Sep 2020	2020-2023	2023	$143.63		30,076		29,715	2,101	361	—	ADR
DESAP - Performance Shares(5)	Sep 2020	2020-2023	2023	$143.63		19,494		20,622	1,362	234	—	ADR
Total vested shares subject to performance in Ordinary shares(2)											—	ORD
DLTIP - Performance Shares(4)	Sep 2021	2021-2024	2024	$174.97		27,019					27,019	ADR
DLTIP - Performance Shares	Sep 2022	2022-2025	2025	$195.29		26,629					26,629	ADR
DLTIP - Performance Shares	Sep 2023	2023-2026	2026	$177.50			36,971				36,971	ADR
DESAP - Performance Shares(5)	Mar 2022	2023-2025	2026	$197.06		8,796					8,796	ADR
DESAP - Performance Shares(5)	Mar 2022	2024-2026	2027	$197.06		8,930					8,930	ADR
DESAP - Performance Shares(5)	Mar 2022	2025-2027	2028	$197.06		8,930					8,930	ADR
Total unvested shares subject to performance in Ordinary shares(2)											469,100	ORD
DESAP - Restricted Stock Unit(5)	Mar 2022		2027	$197.06		8,796					8,796	ADR
DESAP - Restricted Stock Unit(5)	Mar 2022		2028	$197.06		8,930					8,930	ADR
DESAP - Restricted Stock Unit(5)	Mar 2022		2029	$197.06		8,930					8,930	ADR
Total unvested shares not subject to performance in Ordinary shares(2)											106,624	ORD
Lavanya Chandrashekar
DLTIP - Share Options(3)	Sep 2018	2018-2021	2021		$140.89	3,832		3,832			3,832	ADR
DLTIP - Share Options(3)	Sep 2018	2018-2021	2021		$140.89	1,064		1,064			1,064	ADR
Total vested but unexercised share options in Ordinary shares(2)											19,584	ORD
DLTIP - Share Options(4)	Sep 2021	2021-2024	2024		$194.75	20,060					20,060	ADR
DLTIP - Share Options	Sep 2022	2022-2025	2025		$176.95	18,512					18,512	ADR
DLTIP - Share Options	Sep 2023	2023-2026	2026		$166.67		21,182				21,182	ADR
Total unvested share options subject to performance in Ordinary shares(2)											239,016	ORD
DLTIP - Performance Shares	Sep 2020	2020-2023	2023	$143.63		1,827		1,805	127	22	—	ADR
Total vested shares subject to performance in Ordinary shares(2)											—	ORD
DLTIP - Performance Shares	Sep 2021	2021-2024	2024	$174.97		20,060					20,060	ADR
DLTIP - Performance Shares	Sep 2022	2022-2025	2025	$195.29		18,512					18,512	ADR
DLTIP - Performance Shares	Sep 2023	2023-2026	2026	$177.50			21,182				21,182	ADR
Total unvested shares subject to performance in Ordinary shares(2)											239,016	ORD
DLTIP - Restricted Stock Units(6)	Sep 2020	2020-2023	2023	$143.63		2,635		2,635	2,635		—	ADR
Total unvested shares not subject to performance in Ordinary shares(2)											—	ORD
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
3) The total number of share options granted under the DLTIP in September 2018 and 2020 showing as outstanding as at 30 June 2024 are vested but unexercised share options.
(4)Performance shares and share options granted under the DLTIP in September 2021 and due to vest in September 2024 are included here as unvested share awards subject to performance conditions, although the awards have also been included in the single figure of remuneration table on page 206, since the performance period ended during the year ended 30 June 2024.
(5)The performance shares awarded to Debra Crew in 2020 and vested in 2023 under the Diageo Exceptional Stock Award Plan (DESAP) were granted in recognition of equity which was forfeited on joining Diageo in 2020 and had the same performance measures and targets as the 2020 DLTIP performance shares. Debra Crew was granted a number of performance shares and restricted stock units under the DESAP in March 2022 for incentive and retention purposes. The DESAP performance shares will vest based on a performance hurdle of winning or holding market share in at least 2/3rs of total NSV in measured markets over the
Governance (continued)

respective three-year performance periods (F23-F25 for awards due to vest in September 2026, F24-F26 for awards due to vest in September 2027 and F25-F27 for awards due to vest in September 2028). The DESAP restricted stock units vest subject to continued employment up to the vesting date.
(6)Lavanya Chandrashekar was granted a number of restricted stock units prior to her appointment as CFO and joining the Board.
Governance (continued)

Directors’ shareholding requirement and share interests
The beneficial interests of the Directors who held office during the year ended 30 June 2024 (and their connected persons) in the ordinary shares (or ordinary share equivalents) of the company are shown in the table below.

	Ordinary shares or equivalent(1),(2)
	24 July 2024	30 June 2024 (or date of cessation, if earlier)	30 June 2023 (or date of appointment if later)	Shareholding requirement (% salary)(3)	Shareholding at 30 June 2024 (% salary)(3)	Shareholding requirement met
Chair
Javier Ferrán(5)	314,830	314,498	310,468
Executive Directors
Debra Crew(4)(5)	122,736	122,736	260	500%	240%	No - to be met by June 2028
Lavanya Chandrashekar (4),(5),(6)	30,412	30,406	17,901	400%	100%	No - to be met by July 2026
Non-Executive Directors
Susan Kilsby(5)	2,600	2,600	2,600
Melissa Bethell	2,668	2,668	2,668
Valérie Chapoulaud-Floquet	2,154	2,154	2,098
Sir John Manzoni	3,007	3,007	2,929
Lady Nicola Mendelsohn(8)	N/A	5,000	5,000
Alan Stewart(7)	7,550	7,550	7,354
Ireena Vittal	—	—	—
Karen Blackett	702	702	—
Notes
(1) Each person listed beneficially owns less than 1% of Diageo’s ordinary shares. Ordinary shares held by Directors have the same voting rights as all other ordinary shares.
(2) Any change in shareholding between the end of the financial year on 30 June 2024 and the last practicable date before publication of this report, being 24 July
2024, is outlined in the table above.
(3) Both the shareholding requirement and shareholding at 30 June 2024 are expressed as a percentage of base salary on 30 June 2024 and calculated using a three-
month average share price for period ending 30 June 2024 of £27.22. For the purposes of the shareholding requirement any vested but unexercised share options are reflected on an estimated net of tax basis.
(4)    The total share interests shown above include 2023 Deferred Bonus Plan Shares for Debra Crew (109 ADRs) and Lavanya Chandrashekar (754 ADRs).
(5) Javier Ferrán, Debra Crew, Lavanya Chandrashekar and Susan Kilsby have share interests in ADRs (one ADR is equivalent to four ordinary shares). The share interests in the table are stated as ordinary share equivalents.
(6)The figure as at 30 June 2023 for Lavanya Chandrashekar reflects the correction of an error in last year's report which had omitted her interests in 1,698 ADRs
(equivalent to 6,792 ordinary shares) awarded as a proportion of her annual incentive outcome for the year ended 30 June 2022. The value of this award had been correctly reflected in the single total figure of remuneration disclosures in the 2022 and 2023 Directors' Remuneration Reports and was disclosed to shareholders at the time of the award.
(7)The figure as at 30 June 2023 for Alan Stewart has been corrected from 7,269 shares to 7,354 shares. The correction reflects additional shares acquired via an automatic dividend reinvestment plan.
(8)  Lady Mendelsohn resigned from the Board on 28 September 2023 and therefore no details are included for the shareholding after her date of cessation.
Governance (continued)

Relative importance of spend on pay
The graphs below illustrate the relative importance of spend on pay (total remuneration of all group employees) compared with distributions to shareholders (total dividends plus the share buyback programme but excluding transaction costs), and the percentage change from the year ended 30 June 2023 to the year ended 30 June 2024. There are no other significant distributions or payments of profit or cash flow.

Distributions to shareholders (13.7)%	Staff pay5.4%
CEO total remuneration and TSR performance
The graph below show the total shareholder return for Diageo plc and the FTSE 100 Index since 30 June 2014 and demonstrates the relationship between pay and performance for the Chief Executive, using current and previously published single total remuneration figures. The FTSE 100 Index has been chosen because it is a widely recognised performance benchmark for large companies in the
United Kingdom.

Total shareholder return - value of hypothetical £100 holding	Chief Executive total remuneration (includes legacy LTIP awards) (£'000)

ò	Diageo
ò	FTSE 100
ò	Chief Executive total remuneration

	Ivan Menezes(1) £'000 F15	Ivan Menezes(1) £'000 F16	Ivan Menezes(1) £'000 F17	Ivan Menezes(1) £'000 F18	Ivan Menezes(1) £'000 F19	Ivan Menezes(1) £'000 F20	Ivan Menezes(1) £'000 F21	Ivan Menezes(1) £'000 F22	Ivan Menezes(1) £'000 F23	Debra Crew(1)(2) £'000 F23	Debra Crew(1)(2) £'000 F24
Chief Executive total remuneration(2)	3,888	4,156	3,399	8,995	11,776	2,273	6,019	7,343	10,582	403	3,067
Annual incentive(3)	44.0%	65.0%	68.0%	70.0%	61.0%	0.0%	93.8%	93.8%	37.3%	35.4%	24.8%
Share options(3)	0.0%	0.0%	0.0%	60.0%	73.1%	27.5%	10.0%	61.5%	77.5%	77.5%	0.0%
Performance shares(3)	33.0%	31.0%	0.0%	70.0%	89.3%	10.0%	29.3%	59.3%	98.7%	98.8%	58.9%
(1) To enable comparison, Ivan Menezes’ and Debra Crew's single total figure of remuneration has been converted into sterling using the average weighted exchange rate for the relevant financial year. The figure represented in the graph for fiscal 23 is the combined single figure total for Ivan Menezes and Debra Crew.
(2) The single total figure of remuneration for Debra Crew in fiscal 23 and fiscal 24 includes pro-rata long-term incentive plan awards proportionate to the duration of her appointment as CEO.
(3) % of total maximum opportunity.
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
The structure of our reward packages is based on the principle that it should enable Diageo to attract and retain the best talent globally within our broader industry. It is driven by local market practice, as well as the level of seniority and accountability, reflecting the global nature of our business. Diageo is committed to fostering an inclusive and diverse workplace, and creating a culture where every individual can thrive. Reflective of this, pay parity and consistency of treatment for all employees are critical to the reward practices across the organisation. The reward framework is regularly reviewed to ensure employees are rewarded fairly and appropriately, in line with the business strategy, performance outcomes, competitive market practice and our diversity and inclusion agenda.
During the year, the Remuneration Committee Chair explained to employees the Directors' remuneration policy, the role of the
Committee, executive remuneration principles and structure and sought their feedback on wider reward matters as part of the workforce engagement sessions. In 2024 this was a new format and was viewed by the Committee Chair, and the employees who participated, to be a productive and informative discussion.
Remuneration Committee review of wider workforce pay
Each year, the Remuneration Committee has a detailed session reviewing wider workforce remuneration. In fiscal 24, the review focused on the prior year’s annual reward cycle outcomes, including base pay competitive positions, retaining talent in a global market, the level of differentiation across our reward programmes, gender pay analysis, and how we connect performance and reward programmes. The Committee also considered the challenges of attracting and retaining critical talent in a global marketplace at all levels as well as the all-employee reward priorities for the coming year. Information on wider workforce reward is also provided as required throughout the year to enable the Committee to consider the broader employee context when making executive remuneration decisions, for example the annual salary increase budgets by country.
Supporting our employees
We focus on all aspects of the wellbeing of our employees. We monitor the cost-of-living in all our geographies using a formal monitoring process and have implemented actions as required, typically by awarding off-cycle salary increases in high-inflation geographies. We have provided financial education to all employees to support them in managing their personal finances more effectively. Our global group of wellbeing champions work with regional and market teams to drive wellbeing initiatives locally, coming together each quarter for a global connect. Over fiscal 24, activations have included mental health first aider training, external speakers on wellbeing topics such as men's health, menopause, resilience, nutrition as well as holding masterclasses in activities to support wellbeing.
In fiscal 24 we rolled out Celebrate, our global recognition platform, to over 50 countries having been initially piloted in NAM and the
UK. We now have the majority of the Diageo workforce covered by the programme and have seen 90,000 recognition moments to
17,000 employees. The programme supports embedding a culture of speed and agility and enables leaders and peers to recognise actions in the moment.
We continue to innovate with benefit policies that support and demonstrate our commitment to diversity and inclusion. In fiscal 24 we introduced a Carers Leave policy in the UK which provides all employees with two weeks paid leave per year to care, or arrange care, for dependents. This supports the attraction and retention of the best talent through a market leading policy, and by supporting flexibility and wellness. We will be working on a wider roll out across fiscal 25.
Fiscal 24 saw the launch of a new Employee Resource Group (ERG) for neurodiverse colleagues (PRISM) which complements the other ERGs in place supporting all colleagues. PRISM amplifies the voice of the neurodivergent community and is involved in our business supporting areas such as brand mobilisation. These practices reflect our progressive culture, where our policies are a hallmark of our business and differentiates our employee value proposition.
CEO pay ratio
In accordance with The Companies (Miscellaneous Reporting) Regulations 2018, the table below sets out Diageo’s CEO pay ratios for the year ended 30 June 2024. These CEO pay ratios provide a comparison of the Chief Executive’s total remuneration based on Debra
Crew's total single figure of remuneration, converted into sterling, with the equivalent remuneration for the employees paid at the 25th
(P25), 50th (P50) and 75th (P75) percentile of Diageo’s workforce in the United Kingdom. Also shown are the salary and total remuneration for each quartile employee.
Governance (continued)

Year	Method	25th percentile pay ratio	Median pay ratio	75th percentile pay ratio
2024(1)	Option A	69:1	51:1	40:1
2024	Total pay and benefits	£44,668	£60,620	£77,388
2024	Salary	£39,229	£50,720	£59,850
2023(2)(3)	Option A(4)	231:1	177:1	137:1
2022(3)	Option A(4)	146:1	114:1	90:1
2021	Option A(4)	127:1	100:1	79:1
2020	Option A(4)	50:1	38:1	31:1
2019	Option A(4)	265:1	208:1	166:1
(1) Debra Crew's total single figure of remuneration figure (see page 206 for details) in fiscal 24 used in the calculation of the CEO pay ratio includes pro-rata long-term incentive plan awards proportionate to the duration of her appointment as CEO.
(2)  2023 CEO pay ratios comprise the sum of both Sir Ivan Menezes' and Debra Crew's total single figure of remuneration converted to sterling.
(3)  2023 and 2022 CEO pay ratios have been updated to reflect the value of the updated prior year single figure of remuneration which incorporates long-term incentives based on the actual share price at vesting, rather than the average share price in the last three months of the financial year which had been used for the original disclosure.
(4) Only people employed in the United Kingdom and with the same number of contractual working hours throughout the full 12-month period have been included in the calculation. Inclusion of employees outside of this group would require a complex simulation of full-time annual remuneration based on a number of assumptions and would not have a meaningful impact on the ratio.
Methodology
Consistent with the approach for Diageo’s disclosure in previous years, the methodology used to identify the employees at each quartile for 2024 is Option A, as defined in the regulations. We believe this is the most robust and accurate approach, and is in line with shareholder expectations.
Total full-time equivalent remuneration for employees reflects all pay and benefits received by an individual in respect of the relevant year and has, other than where noted below, been calculated in line with the methodology for the ‘single total figure of remuneration’
for the Chief Executive (shown on page 206 of this report). The total remuneration calculations were based on data as at 30 June 2024.
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
Points to note for the year ended 30 June 2024
The median remuneration and resulting pay ratio for 2024 are consistent with the pay and progression policies for Diageo’s UK employees as a whole and reflect the impact of performance-related pay on total remuneration for the year. As the Chief Executive has a larger proportion of her total remuneration linked to business performance than other employees in the UK workforce, the ratio has decreased versus last year due to proportionate reduction in incentive outcome for the CEO for 2024 versus 2023.
Governance (continued)

Change in pay for Directors compared to wider workforce
The table below shows the percentage change in Directors’ remuneration and average remuneration of employees on an annual basis.
Given the small size of Diageo plc’s workforce, data for all employees of the group has also been included.

	2024			2023			2022			2021			2020
	Salary	Bonus	Benefits	Salary	Bonus	Benefits	Salary	Bonus	Benefits	Salary	Bonus	Benefits	Salary	Bonus	Benefits
Plc employee average(1)	6.2%	(44.8%)	10.0%	9.0%	(61.3%)	(7.2%)	11.1%	25.8%	10.5%	5.1%	N/A(5)	38.8%	7.5%	(100.0%)	9.0%
Average global employee(2)	11.1%	(17.6%)	3.1%	12.9%	(41.6%)	17.0%	6.4%	38.4%	11.7%	—	278.8%	12.6%	5.3%	(67.8%)	6.9%
Executive Directors(3)
Debra Crew(5)	N/A(5)	N/A(5)	N/A(5)	N/A(5)	N/A(5)	N/A(5)	N/A(5)	N/A(5)	N/A(5)	N/A(5)	N/A(5)	N/A(5)	N/A(5)	N/A(5)	N/A(5)
Lavanya Chandrashekar	3.8%	(34.1%)	(22.1%)	2.3%	(58.8)%	(89.4)%	N/A(5)	N/A(5)	N/A(5)	N/A(5)	N/A(5)	N/A(5)	N/A(5)	N/A(5)	N/A(5)
Non-Executive Directors(4)
Melissa Bethell	3.6%	_	218.4%	3.0%	—	10.1%	2.3%	—	16.0%	N/A(5)	—	—	—	—	—
Karen Blackett (5)	3.6%	_	4231.3%	N/A(5)	—	N/A(5)	N/A(5)	—	N/A(5)	—	—	—	—	—	—
Valérie Chapoulaud- Floquet	3.6%	_	159.0%	3.0%	—	108.5%	—	—	—	N/A(5)	—	—	—	—	—
Javier Ferrán (Chair)	4.1%	_	132.9%	2.3%	—	(22.4%)	8.3%	—	28.8%	—	—	—	—	—	—
Susan Kilsby	4.5%	_	182.7%	2.6%	—	125.7%	3.8%	—	300.0%	9.6%	—	(87.7%)	37.3%	—	68.9%
Sir John Manzoni	3.6%	_	241.5%	3.0%	—	20.0%	—	—	—	—	—	—	—	—	—
Lady Nicola Mendelsohn	N/A(5)	_	N/A(5)	3.0%	—	—	2.3%	—	—	3.2%	—	—	3.3%	—	—
Alan Stewart	2.7%	_	252.8%	3.2%	—	—	4.7%	—	—	2.4%	—	—	2.5%	—	—
Ireena Vittal	3.6%	_	689.2%	3.0%	—	734.0%	—	—	—	—	—	—	—	—	—
1.Around 15 UK-based employees are employed by Diageo plc. Their remuneration has been calculated in line with the approach used for the CEO pay-ratio calculation and the average year-on-year change has been reported. Only those employed during the full financial year have been included in calculations.
2.Calculated by dividing staff cost related to salaries, bonus and benefits by the average number of employees on a full-time equivalent basis, as disclosed in note 4c to the financial statements under staff costs and average number of employees on page 251, but reduced to account for the inclusion of Executive Directors in reported figures. The salary, bonus and benefits cost data used for calculation are subsets of the Wages and salaries figure disclosed in this note. The salary data used for this calculation has been adjusted to exclude costs related to severance payments which are included in staff costs, and last year’s disclosure has been updated in line with this for consistency. In line with the approach for Directors, the bonus values used for the calculation reflect the bonus earned in relation to performance during the relevant financial year.
3.Calculated using the data from the single total figure of remuneration table on page 206) in US dollars, reflecting payment currency for Debra Crew and Lavanya
Chandrashekar.
4.Calculated using the fees and taxable benefits disclosed under Non-Executive Directors’ remuneration in the table on page 221. Taxable benefits for Non-Executive
Directors comprise a product allowance as well as expense reimbursements relating to attendance at Board meetings, which may vary year-on-year.
5.N/A refers to a nil value in the previous year or an incomplete prior year, meaning that the year-on-year change cannot be calculated.
Payments to former Directors
There were no payments to former Directors in the year ended 30 June 2024.
Payments for loss of office
It was announced on 3 May 2024 that Lavanya Chandrashekar would be stepping down as Chief Financial Officer and as a director of
Diageo during fiscal 25. Details of the remuneration arrangements for Lavanya, which were approved by the Remuneration
Committee and are in accordance with the Directors’ remuneration policy, are set out below. Full details of the values of any amounts paid will be reported in the Directors' remuneration report next year.
Lavanya’s service contract provides for a twelve-month notice period (which commenced on 3 May 2024) and she remains eligible for salary and benefits until the date she leaves the company. If the company so determines, Lavanya may be paid a payment in lieu of notice to cover salary and the cost of contractual benefits in respect of any remaining portion of the notice period.
Lavanya is required to retain the lower of the level of her actual shareholding as at the leave date, or shares to the value of 400% of salary, for two years post her leave date in accordance with the Directors' remuneration policy.
The Remuneration Committee exercised its discretion to treat Lavanya as a good leaver under the incentive arrangements in accordance with the remuneration policy. Lavanya will be eligible to receive a bonus under Diageo’s annual incentive plan (AIP) for the financial years ending 30 June 2024 and 30 June 2025 on a time pro-rata basis reflecting time employed in the respective financial year (excluding any period of garden leave). Any payments due will be payable at the normal times and subject to financial performance outcomes and delivery against individual business objectives, with one-third delivered in deferred bonus shares in accordance with the normal deferral rules (provided that in respect of any award made after the leave date, the award will be made on
Governance (continued)

terms that it will vest immediately upon award). Deferred bonus shares related to bonuses for prior financial years, will vest on the leave date in accordance with the remuneration policy. Any deferred bonus shares which are delivered by the leave date are subject to the post-cessation shareholding requirement.
Lavanya’s unvested Long-Term Incentive Plan (LTIP) awards (granted in 2021, 2022 and 2023) will continue and vest (subject to the extent that the relevant performance conditions, assessed at the time of vesting, are satisfied and subject to time pro-rating to reflect the period employed during the performance period) on the original vesting dates. To the extent they vest, options granted in 2021 will be exercisable until 3 March 2026 (the Committee having exercised discretion to slightly extend the normal exercise period), options granted in 2022 will be exercisable until 2 September 2026 and options granted in 2023 will be exercisable until 4 September 2027.
Regarding already vested but unexercised options granted in 2018, the Committee exercised its discretion to allow these to be exercisable within 18 months (instead of the default 12 months) of leaving and lapse thereafter. All LTIP awards will continue to be subject to their respective two-year post-vesting holding periods. No further LTIP awards will be granted. Shares held under the Share
Incentive Plan will be treated in accordance with the rules of that plan. The company’s Malus and Clawback Policy will continue to apply.
As permitted under the Remuneration Policy, Lavanya will receive a contribution of up to a maximum of £25,000 excluding VAT towards legal fees incurred in connection with agreeing her departure terms. She will also receive up to a maximum annual amount of
£20,000 plus VAT per year for fees incurred in connection with UK and US tax return submissions for three years following her departure. Finally, in relation to repatriation from the UK to the US, flights and shipping of possessions will be provided in accordance with the company’s Global Mobility Policy, as well as a net sum of £114,500 to cover disturbance costs in connection with her repatriation to the US.
Governance (continued)

Non-Executive Directors
Fee policy
Javier Ferrán’s fee as non-executive Chair was increased by 4.5% (from £670,000 to £700,000) on 1 October 2023. The Chair’s fee is
appropriately positioned against our comparator group of FTSE 30 companies excluding financial services. The Executive Directors and the Chair approved an increase in the base fee for Non-Executive Directors of 3.8% (from £104,000 to £108,000), effective 1
October 2023.

	2024	2023
Per annum fees	£'000	£'000
Chair of the Board	700	670
Non-Executive Directors
Base fee	108	104
Senior Non-Executive Director	35	30
Chair of the Audit Committee	35	35
Chair of the Remuneration Committee	35	35
Single total figure of remuneration for Non-Executive Directors

	Fees £'000		Taxable benefits £'000(1)		Total £'000(2)
	2024	2023	2024	2023	2024	2023
Chair
Javier Ferrán	692	665	4	1	696	666
Non-Executive Directors
Melissa Bethell	107	103	5	2	112	105
Karen Blackett	107	103	5	1	112	104
Valérie Chapoulaud-Floquet	107	103	13	10	120	113
Susan Kilsby	176	168	14	11	190	179
Sir John Manzoni	107	103	4	2	111	105
Lady Nicola Mendelsohn(3)	26	103	1	1	27	104
Alan Stewart	142	138	4	1	146	139
Ireena Vittal	107	103	10	10	117	113
(1)Taxable benefits include a product allowance and expense reimbursements relating to travel, accommodation and subsistence in connection with attendance at
Board meetings during the year, which are deemed by HMRC to be taxable in the United Kingdom. The amounts in the single total figure of remuneration table above include any tax gross-ups on the benefits provided by the company on behalf of the Directors. Non-taxable expense reimbursements have not been included in the single figure of remuneration table above.
(2) Some figures add up to slightly different totals due to rounding.
(3)  Lady Mendelsohn resigned from the Board at the 2023 AGM on 28 September 2023.
Governance (continued)

Looking ahead to 2025

Salary increases for the year ending 30 June 2025
The Remuneration Committee reviewed base salaries for Executive Committee members and agreed the following increase for the
Chief Executive Officer, effective 1 October 2024.

	Debra Crew		Lavanya Chandrashekar
Salary at 1 October ('000)	2024	2023	2024	2023
Base salary	$1,824	$1,750	$1,044	$1,044
% increase (over previous year)	4.25%	n/a	0%	4%
As previously announced, Nik Jhanghiani will join the Board in Autumn 2024. His annual salary will be £900,000 and his benefits and incentives will be in accordance with the remuneration policy. In addition, Nik will be entitled to an additional one-off award on joining to compensate him for the financial loss of forfeited awards from his previous employer. Full details will be provided when these are confirmed at the time of the award and in the Directors' remuneration report next year.

Annual incentive design for the year ending 30 June 2025
The measures and targets for the annual incentive plan are reviewed annually by the Remuneration Committee and are carefully chosen to drive financial and individual business performance goals related to the company’s short-term strategic operational objectives. The plan design for Executive Directors for the year ending 30 June 2025 will comprise the following performance measures and weightings (no change from last year), with targets set for the full financial year:
•net sales value (% growth) (26.67% weighting): a key performance measure of year-on-year top line growth;
•operating profit (% growth) (26.67% weighting): stretching profit targets drive operational efficiency and influence the level of returns that can be delivered to shareholders through increases in share price and dividend income not including exceptional items or exchange;
•operating cash conversion (26.67% weighting): ensures focus on efficient cash delivery by the end of the year; and
•individual business objectives (20% weighting): measurable deliverables that are specific to the individual and are focused on supporting the delivery of key strategic objectives.
The Committee has discretion to adjust the payout to reflect appropriately an individual's contribution or the overall business context.
Details of the targets for the year ending 30 June 2025 will be disclosed retrospectively in next year’s annual report, by which time they will no longer be deemed commercially sensitive by the Board.
The annual incentive opportunity for Executive Directors will remain consistent with prior years, equal to 100% of base salary at target, with a maximum opportunity of 200% of base salary.

Long-term incentive awards to be made in the year ending 30 June 2025
The long-term incentive plan measures are reviewed annually by the Remuneration Committee and are selected to reward long-term consistent performance in line with Diageo’s business strategy and to create alignment with the delivery of value for shareholders. The
Committee has ensured that the incentive structure for senior management does not raise environmental, social and governance risks by inadvertently motivating irresponsible behaviour.
As per last year, DLTIP awards to be made in September 2024 will comprise awards of both performance shares and share options, based on stretching targets against the key performance measures as outlined in the table on page 223, assessed over a three-year performance period. The relative total shareholder return measure is based on the same constituent group and vesting schedule as outlined on page 209.
The Committee set fiscal 2025 financial targets by considering a number of factors including historical performance, consumer trends amid ongoing macroeconomic challenges, market conditions and the competitive landscape. These targets align with our focus on returning to our medium-term guidance ranges.
The ESG measures in the DLTIP comprise five ambitions reflecting the ‘Spirit of Progress‘ action plan, to make a positive impact on the environment and society. Each goal is weighted equally:
•reduction in greenhouse gas emissions in our direct operations (Scope 1&2);
•improvement in the water efficiency index;
•number of people who confirm changed attitudes on the dangers of underage drinking after participating in a Diageo-supported education programme; and
•inclusion and diversity (percentage of female leaders globally and percentage of ethnically diverse leaders globally).
Governance (continued)

In setting ESG targets, the Committee took account of the material progress made to date across the various measures versus the 'Spirit of Progress' 2030 action plan. The Committee considered the opportunity to continuously improve against high levels of achievement and has set targets in this context.
The performance share element of the DLTIP applies to the Executive Committee and the top level of senior leaders across the organisation worldwide, whilst the share option element is applicable to a much smaller population comprising only members of the
Executive Committee. One market price performance-based option is valued at one-third of a performance share.
Awards are calculated on the basis of a six-month average share price for the period ending 30 June 2024. This averaging period which is in line with Diageo's standard practice, helps to smooth out volatility in share price. The price used to calculate the awards
(on the basis of ordinary shares) to be granted in September 2024 was 11% higher than the share price at the time the Committee approved the awards to be granted.
It is intended that a DLTIP award to the equivalent of 500% of base salary will be made to Debra Crew in September 2024, comprising 375% of salary in performance shares and the equivalent of 125% of salary in market price performance-based share options. It is intended that a DLTIP award to the equivalent of 480% of salary will be made to Nik Jhangiani in 2024 following the commencement of his employment, comprising 360% of salary in performance shares and the equivalent of 120% of salary in market price share options. In performance share equivalents, one market price option is valued at one-third of a performance share.
The table below summarises the annual DLTIP awards to Debra Crew and Nik Jhangiani to be made in 2024.

Grant value (% salary)	Chief Executive	Chief Financial Officer
	Performance share equivalents (1 share: 3 options)
Performance shares	375%	360%
Share options	125%	120%
Total	500%	480%
Performance conditions for long-term incentive awards to be made in the year ending 30 June 2025(1)

	Performance shares								Share options
		Organic profit before exceptional items and tax (CAGR)	Environmental, social & governance (ESG)
	Organic net sales (CAGR)		Greenhouse gas reduction	Water efficiency index	Positive drinking	% Female leaders	% Ethnically diverse leaders	Vesting schedule	Relative Total Shareholder Return	Cumulative free cash flow ($m)	Vesting schedule
Weighting (% total)	40%	40%	5%	5%	5%	2.5%	2.5%		50.0%	50.0%
Maximum	6.0%	9.1%	29.9%	11.2%	3.7m	50%	49%	100%	3rd and above	$9,950	100%
Midpoint	4.5%	6.1%	23.1%	8.7%	3.1m	48%	47%	60%	—	$8,550	60%
Threshold	3.0%	3.1%	16.3%	6.2%	2.5m	46%	45%	20%	9th	$7,150	20%
(1) Details of the considerations taken in to account when setting the targets for the DLTIP by the Committee are set out on page 222.
Governance (continued)

Additional information
Key management personnel related party transactions
Key management personnel of the group comprises the Executive and Non-Executive Directors, the members of the Executive
Committee and the Company Secretary.
Diageo plc has granted rolling indemnities to the Directors and the Company Secretary, uncapped in amount, in relation to certain losses and liabilities which they may incur in the course of acting as Directors or Company Secretary (as applicable) of Diageo plc or of one or more of its subsidiaries. These indemnities continue to be in place at 30 June 2024.
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
Statutory and audit requirements
This report was approved by a duly authorised Committee of the Board of Directors and was signed on its behalf on 29 July 2024 by
Susan Kilsby who is Chair of the Remuneration Committee.
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
The annual remuneration report is subject to an advisory vote by shareholders at the AGM on 26 September 2024. Terms defined in this Directors' remuneration report are used solely herein.
Governance (continued)

Directors’ report
The Directors present the Directors’ report for the year ended 30 June 2024.
Company status
Diageo plc is a public limited liability company incorporated in England and Wales with registered number 23307 and registered office and principal place of business at 16 Great Marlborough Street, London W1F 7HS, United Kingdom. The company's telephone number is +44 (0) 20 7947 9100. The company's agent in the United States is General Counsel, Diageo North America, Inc., 175
Greenwich Street, 3 World Trade Center, New York, NY 10007, United States. The company was incorporated on 21 October 1886. It is the ultimate holding company of the group, a full list of whose subsidiaries, partnerships, associates, joint ventures and joint arrangements is set out in note 10 to the financial statements set out on page 220-225 of the UK Annual Report.
Directors
The Directors of the company who currently serve are shown in the section ‘Board of Directors’ on pages 154-155 in accordance with the UK Corporate Governance Code, all the Directors will retire by rotation at the AGM and offer themselves for re-election. Further details of Directors’ contracts, remuneration and their interests in the shares of the company at 30 June 2024 are given in the
Directors’ remuneration report. The Directors’ powers are determined by UK legislation and Diageo’s articles of association. The
Directors may exercise all the company’s powers provided that Diageo’s articles of association or applicable legislation do not stipulate that any powers must be exercised by the members.
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
The master agreement governing the operation of the group’s market-level distribution joint ventures with LVMH states that if any person acquires interests and rights in the company resulting in a Control Event (as defined) occurring in respect of the company,
LVMH may within 12 months of the Control Event either appoint and remove the chair of each joint venture entity governed by such master agreement, who shall be given a casting vote, or require each distribution joint venture entity to be wound up. Control Event for these purposes is defined as the acquisition by any person of more than 30% of the outstanding voting rights or equity interests in the company, provided that no other person or entity (or group of affiliated persons or entities) holds directly or indirectly more than
30% of the voting rights in the company.
Governance (continued)

Related party transactions
Transactions with related parties are disclosed in note 21 to the consolidated financial statements.
Major shareholders
At 30 June 2024, the following substantial interests (3% or more) in the company’s ordinary share capital (voting securities) had been notified to the company:

Shareholder	Number of ordinary shares	Percentage of issued ordinary share (excluding treasury shares)	Date of notification of interest
BlackRock Investment Management (UK) Limited (indirect holding)(1)	147,296,928	5.89%	3 December 2009
Capital Research and Management Company (indirect holding)	124,653,096	4.99%	28 April 2009
Massachusetts Financial Services Company (indirect holding)	111,560,606	4.99%	29 February 2024
(1)  On 25 January 2024, BlackRock Inc. filed an Amendment to Schedule 13G with the SEC in respect of the calendar year ended 31 December 2023, reporting that, as of 25 January 2024, 192,713,107 ordinary shares representing 8.6% of the issued ordinary share capital were beneficially owned by BlackRock Inc. and its subsidiaries (including BlackRock Investment Management (UK) Limited).
The company has not been notified of any other substantial interests in its securities since 30 June 2024. The company’s substantial shareholders do not have different voting rights. Diageo, so far as is known by the company, is not directly or indirectly owned or controlled by another corporation or by any government. Diageo knows of no arrangements, the operation of which may at a subsequent date result in a change of control of the company.
As at the close of business on 24 July 2024, 325,119,456 ordinary shares, including those held through American Depositary Shares
(ADSs), were held by approximately 2,598 holders (including American Depositary Receipt (ADR) holders) with registered addresses in the United States, representing approximately 14.6% of the outstanding ordinary shares (excluding treasury shares). At such date,
81,092,735 ADSs were held by 2,140 registered ADR holders. Since certain of such ordinary shares and ADSs are held by nominees or former Grand Metropolitan PLC or Guinness plc ADR holders who have not re-registered their ADSs, the number of holders may not be representative of the number of beneficial owners in the United States or the ordinary shares held by them.
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
Governance (continued)

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
Direct and indirect payments by the Depositary
The Depositary reimburses Diageo for certain expenses it incurs in connection with the ADR programme, subject to a ceiling set out in the Deposit Agreement pursuant to which the Depositary provides services to Diageo. The Depositary has also agreed to waive certain standard fees associated with the administration of the programme. Under the contractual arrangements with the Depositary, Diageo has received approximately $1.3 million arising out of fees charged in respect of dividends paid during the year and issuance and cancellation fees to cover the Company's ADR programme costs. These payments are received for expenses associated with non-deal road shows, third-party investor relations consultant fees and expenses, Diageo’s cost for administration of the ADR programme not absorbed by the Depositary and related activities (e.g. expenses associated with the AGM), travel expenses to attend training and seminars, exchange listing fees, legal fees, auditing fees and expenses, the SEC filing fees, expenses related to Diageo’s compliance with US securities law and regulations (including, without limitation, the Sarbanes-Oxley Act) and other expenses incurred by Diageo in relation to the ADR programme.
Articles of association
The company is incorporated under the name Diageo plc, and is registered in England and Wales under registered number 23307. The following description summarises certain provisions of Diageo’s articles of association (as adopted by special resolution at the Annual
General Meeting on 28 September 2023) and applicable English law concerning companies (the Companies Acts), in each case as at
24 July 2024. This summary is qualified in its entirety by reference to the Companies Acts and Diageo’s articles of association.
Investors can obtain copies of Diageo’s articles of association by contacting the Company Secretary at: the.cosec@diageo.com. Any amendment to the articles of association of the company may be made in accordance with the provisions of the Companies Act 2006, by way of special resolution.
Directors
Diageo’s articles of association provide for a board of directors, consisting (unless otherwise determined by an ordinary resolution of shareholders) of not fewer than three directors and not more than 25 directors, in which all powers to manage the business and affairs of Diageo are vested.
A director must not vote on, or count towards the quorum in relation to, any resolution of the Board in respect of any contract in which they have an interest and, if they do so, their vote will not be counted. This prohibition does not apply to any resolution where that interest cannot reasonably be regarded as likely to give rise to a conflict of interest or where that interest arises only from certain specified matters, including: (a) indemnifying the director in respect of obligations incurred at the request of or for the benefit of the company or any of its subsidiary undertakings; (b) indemnifying a third party in respect of obligations of the company or any of its subsidiary undertakings for which the director has assumed responsibility in whole or in part under an indemnity or guarantee or by the giving of security; (c) offers of securities by the company or any of its subsidiary undertakings in which the director will or may be entitled to participate as a holder of securities; (d) contracts concerning another company in which the director is the holder of or beneficially interested in less than 1% of any class of the equity share capital of such company; (e) employee benefits in relation to the company or any of its subsidiary undertakings in which the director will share in a similar manner to other employees; and (g) the purchase or maintenance of insurance against any liability for, or for the benefit of, any director or directors or for, or for the benefit of, persons who include directors.
Directors may be elected by the members in a general meeting or appointed by the Board.
The directors are empowered to exercise all the powers of the company to borrow money, subject to any limitation in Diageo’s articles of association (currently two times the adjusted capital and reserves of the company as defined in the articles of association), unless previously sanctioned by an ordinary resolution of the company.
At each annual general meeting, all the directors at the date on which the notice convening the annual general meeting is approved by the Board shall retire from office and may offer themselves for re-election by members. There is no age limit requirement in respect of directors.
Directors may also be removed before the expiration of their term of office in accordance with the provisions of the Companies Acts.
Governance (continued)

Directors are not required to hold any shares of the company by way of qualification.
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
•the chair of the general meeting;
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
Governance (continued)

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
Other information
Other information relevant to the Directors’ report may be found in the following sections of the Annual Report:

Information (including that required by UK Listing Authority Listing Rule 9.8.4)	Location in Annual Report
Agreements with controlling shareholders	Not applicable
Contracts of significance	Not applicable
Details of long-term incentive schemes	Directors’ remuneration report
Directors’ indemnities and compensation	Directors’ remuneration report - Additional information; Consolidated financial statements - note 21 Related party transactions
Dividends	Group financial review; Consolidated financial statements - Unaudited financial information
Engagement with employees	Corporate governance report - Workforce engagement statement
Engagement with suppliers, customers and others	Corporate governance report - Stakeholder engagement
Events post 30 June 2024	Consolidated financial statements - note 23 Post balance sheet events
Financial risk management	Consolidated financial statements - note 16 Financial instruments and risk management
Future developments	Chair’s statement; Chief Executive’s statement; Market overview and investment case; Business model; Our growth ambition
Greenhouse gas emissions	Pioneer grain-to-glass sustainability; Non-Financial and sustainability information statement
Interest capitalised	Not applicable
Non-pre-emptive issues of equity for cash (including in respect of major unlisted subsidiaries)	Not applicable
Parent participation in a placing by a listed subsidiary	Not applicable
Political donations	Corporate governance report
Provision of services by a controlling shareholder	Not applicable
Publication of unaudited financial information	Unaudited financial information
Purchase of own shares	Repurchase of shares; Consolidated financial statements - note 18 Equity
Research and development	Other additional information - Research and development; Consolidated financial statements - note 4 Operating costs
Review of the business and principal risks and uncertainties	Chief Executive’s statement; Our principal risks and risk management; Pioneer grain-to-glass sustainability; Business review
Share capital - structure, voting and other rights	Consolidated financial statements - note 18 Equity
Share capital - employee share plan voting rights	Consolidated financial statements - note 18 Equity
Shareholder waivers of dividends	Consolidated financial statements - note 18 Equity
Shareholder waivers of future dividends	Consolidated financial statements - note 18 Equity
Streamlined Energy and Carbon Reporting (SECR) disclosures	Pioneer grain-to-glass sustainability
Sustainability and responsibility	Pioneer grain-to-glass sustainability
Waiver of emoluments by a director	Not applicable
Waiver of future emoluments by a director	Not applicable
The Directors’ report of Diageo plc for the year ended 30 June 2024 comprises these pages and the sections of the Annual Report referred to under ‘Directors’, ‘Corporate governance statement’ and ‘Other information’ above, which are incorporated into the
Directors’ report by reference.
In addition, certain disclosures required to be contained in the Directors’ report have been incorporated into the ‘Strategic report’ as set out in ‘Other information’ above.
The Directors’ report, which has been approved by a duly appointed and authorised committee of the Board of Directors, was signed on its behalf by Tom Shropshire, the Company Secretary, on 29 July 2024.
Governance (continued)

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Diageo plc
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of Diageo plc and its subsidiaries (the “Company”) as of 30 June 2024 and 2023, and the related consolidated income statements and consolidated statements of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended 30 June 2024, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of 30 June
2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring
Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of 30 June 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended 30 June 2024 in conformity with UK-adopted International Accounting Standards and IFRS Accounting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 30 June 2024, based on criteria established in Internal Control - Integrated Framework
(2013) issued by the COSO.
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
Assessment for impairment and impairment reversals associated with brand intangible assets
As described in Note 9 to the consolidated financial statements, the Company’s brand intangible assets carrying amount at 30 June
2024 was $9,642 million, with an impairment charge of $128 million and a reversal of previously recorded impairments of $379 million recognised during the year. Management performs impairment tests for brand intangible assets annually, or more frequently if events or circumstances indicate that the carrying amount may not be recoverable. Reversal of an impairment loss is considered if the recoverable amount of the brand intangible asset is significantly above the carrying value over an extended period. Recoverable amounts are calculated based on the value in use approach, also considering fair value less costs of disposal. The value in use calculations are based on discounted forecasted cash flows using assumptions that cash flows continue in perpetuity at the terminal growth rate of each country or region. If the net carrying value exceeds the recoverable amount an impairment charge is recognised.
The increased carrying amount of a brand intangible asset attributable to a reversal of an impairment loss shall not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. Management makes judgements in determining the value in use. The significant assumptions used for the value in use calculations are estimated sales growth, margin and terminal growth rate, as well as the discount rate applicable to the future cash flows.
The principal considerations for our determination that performing procedures related to the impairment and impairment reversal assessment for brand intangible assets is a critical audit matter are (i) the significant judgement made by management when estimating the recoverable amount; (ii) a high degree of auditor judgement, subjectivity and effort in performing procedures and evaluating management’s significant assumptions, related to sales growth, margin and the terminal growth rate included in forecasted cash flows, as well as the discount rate; and (iii) the audit effort involved the use of professionals with specialised skill and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s impairment tests, including controls over the measurement of the recoverable amounts. These procedures also included, among others:
(i) testing management’s process for estimating the recoverable amount of brands; (ii), evaluating the appropriateness of the methodology used to determine the recoverable amount; (iii) testing the completeness, accuracy, and relevance of underlying data used in the models; and  (iv) evaluating the reasonableness of the significant assumptions used by management in estimating future cash flows related to revenue growth rates, cost of sales, terminal growth rate and the specific weighted-average cost of capital used to discount future cash flows. Evaluating the reasonableness of management’s assumptions related to revenue growth rates, margin and the terminal growth rate involved evaluating whether the assumptions used were reasonable considering (i) consistency with external market and industry data, (ii) the current and past performance of the brand intangible assets and (iii) whether the assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialised skill and knowledge were used to assist in the evaluation of the weighted-average cost of capital assumption used to discount future cash flows.
Contingent liabilities associated with Brazil taxes
As described in Note 19 to the consolidated financial statements, the Company’s current aggregate known possible exposure from tax assessment values in Brazil is up to approximately $853 million with no provision in respect to these issues. As disclosed by management, the Company is currently involved in a large number of tax cases in Brazil and may be subject to further future tax assessments in this jurisdiction based on the same or similar matters. Provisions are made for the anticipated settlement cost of legal or other disputes against the Company where it is considered to be probable that a liability exists and a reliable estimate can be made of the likely outcome. Where it is possible that a settlement may be reached or it is not possible to make a reliable estimate of the estimated financial effect, appropriate disclosure is made but no provision is created. Management judgement is necessary in assessing the likelihood that a claim will succeed, or a liability will arise, and an estimate to quantify the possible range of any settlement.
The principal considerations for our determination that performing procedures related to contingent liabilities associated with Brazil taxes is a critical audit matter are (i) the significant judgments made by management in estimating a provision due to the large number of ongoing tax cases and current possible exposure from tax assessment values; (ii) a high degree of auditor judgement, subjectivity and effort in performing procedures and evaluating audit evidence related to the assessment of the probability of an expected settlement; and (iii) the audit effort involved the use of professionals with specialised skill and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the recognition and measurement of the contingent liabilities associated with taxes. These procedures also included, among others: (i) assessing the reasonableness of information used in determining the likelihood that tax authorities will ultimately prevail; (ii) testing the calculation of the possible exposure; (iii) evaluating management’s assessment of the ongoing tax cases in Brazil and probability of settlement including obtaining confirmation from external counsel; (iv) evaluating the status and results of tax audits with the relevant tax authorities; and (v) evaluating the sufficiency of the Company’s related disclosures. Professionals with specialised skill and knowledge were used to assist in the evaluation of the recognition and measurement of the Company’s contingent liabilities associated with Brazil taxes.
/s/ PricewaterhouseCoopers LLP
London, United Kingdom
1 August 2024
We have served as the Company's auditor since 2015.

Consolidated income statement

	Notes	Year ended 30 June 2024 $ million	Year ended 30 June 2023 re-presented(1) $ million	Year ended 30 June 2022 re-presented(1) $ million
Sales	2	27,891	28,270	29,751
Excise duties	4	(7,622)	(7,715)	(9,235)
Net sales	2	20,269	20,555	20,516
Cost of sales	4	(8,071)	(8,289)	(7,923)
Gross profit		12,198	12,266	12,593
Marketing	4	(3,691)	(3,663)	(3,616)
Other operating items	4	(2,506)	(3,056)	(3,080)
Operating profit		6,001	5,547	5,897
Non-operating items	3	(70)	364	(88)
Finance income	5	400	409	661
Finance charges	5	(1,285)	(1,121)	(1,217)
Share of after tax results of associates and joint ventures	6	414	443	555
Profit before taxation		5,460	5,642	5,808
Taxation	7	(1,294)	(1,163)	(1,398)
Profit for the year		4,166	4,479	4,410
Attributable to:
Equity shareholders of the parent company		3,870	4,445	4,280
Non-controlling interests		296	34	130
		4,166	4,479	4,410
		million	million	million
Weighted average number of shares
Shares in issue excluding own shares		2,234	2,264	2,318
Dilutive potential ordinary shares		5	7	7
		2,239	2,271	2,325

		cents	cents	cents
Basic earnings per share		173.2	196.3	184.6
Diluted earnings per share		172.8	195.7	184.1
The accompanying notes are an integral part of these consolidated financial statements.
(1)  See pages 238-240 for an explanation under Accounting information and policies.
Financial statements

Consolidated statement of comprehensive income

	Notes	Year ended 30 June 2024 $ million	Year ended 30 June 2023 re-presented(1) $ million	Year ended 30 June 2022 re-presented(1) $ million
Other comprehensive income
Items that will not be recycled subsequently to the income statement
Net remeasurement of post-employment benefit plans
Group	14	(76)	(771)	820
Associates and joint ventures		1	16	6
Non-controlling interests	14	—	—	(1)
Tax on post-employment benefit plans		14	193	(164)
Changes in the fair value of equity investments at fair value through other comprehensive income		(1)	(5)	(15)
		(62)	(567)	646
Items that may be recycled subsequently to the income statement
Exchange differences on translation of foreign operations
Group		(516)	(906)	756
Associates and joint ventures	6	(64)	132	(570)
Non-controlling interests		(21)	(100)	(83)
Net investment hedges		(70)	499	(829)
Exchange loss recycled to the income statement
On disposal of foreign operations	8	26	15	143
On step acquisitions		—	2	—
Tax on exchange differences – group		11	2	(21)
Effective portion of changes in fair value of cash flow hedges
Hedge of foreign currency debt of the group		(58)	7	309
Transaction exposure hedging of the group		61	328	(230)
Hedges by associates and joint ventures		(3)	29	(20)
Commodity price risk hedging of the group		13	(67)	104
Recycled to income statement – hedge of foreign currency debt of the group		152	65	(319)
Recycled to income statement – transaction exposure hedging of the group		(266)	(16)	57
Recycled to income statement – commodity price risk hedging of the group		9	(39)	(61)
Cost of hedging		(51)	—	—
Recycled to income statement – cost of hedging		(27)	—	—
Tax on effective portion of changes in fair value of cash flow hedges		16	(46)	42
Hyperinflation adjustments		503	229	431
Tax on hyperinflation adjustments(2)		(138)	(49)	(87)
		(423)	85	(378)
Other comprehensive (loss)/income, net of tax, for the year		(485)	(482)	268
Profit for the year		4,166	4,479	4,410
Total comprehensive income for the year		3,681	3,997	4,678
Attributable to:
Equity shareholders of the parent company		3,404	4,063	4,632
Non-controlling interests	18	277	(66)	46
Total comprehensive income for the year		3,681	3,997	4,678
The accompanying notes are an integral part of these consolidated financial statements.
(1)  See pages 238-240 for an explanation under Accounting information and policies.
(2)  Tax on hyperinflation adjustments $(111) million and tax rate change on hyperinflation adjustments $(27) million.
Financial statements (continued)

Consolidated balance sheet

		30 June 2024		30 June 2023		1 July 2022
	Notes	$ million	$ million	re-presented(1) $ million	re-presented(1) $ million	re-presented(1) $ million	re-presented(1) $ million
Non-current assets
Intangible assets	9	14,814		14,506		14,401
Property, plant and equipment	10	8,509		7,738		7,076
Biological assets	11	199		197		114
Investments in associates and joint ventures	6	5,032		4,825		4,418
Other investments	13	94		71		45
Other receivables	15	38		39		45
Other financial assets	16	373		497		418
Deferred tax assets	7	143		178		138
Post-employment benefit assets	14	1,146		1,210		1,878
			30,348		29,261		28,533
Current assets
Inventories	15	9,720		9,653		8,584
Trade and other receivables	15	3,487		3,427		3,549
Corporate tax receivables	7	304		292		180
Assets held for sale	8	130		—		269
Other financial assets	16	355		437		303
Cash and cash equivalents	17	1,130		1,813		2,765
			15,126		15,622		15,650
Total assets			45,474		44,883		44,183
Current liabilities
Borrowings and bank overdrafts	17	(2,885)		(2,142)		(1,842)
Other financial liabilities	16	(348)		(453)		(538)
Share buyback liability		—		—		(141)
Trade and other payables	15	(6,354)		(6,678)		(7,123)
Liabilities held for sale	8	(48)		—		(74)
Corporate tax payables	7	(136)		(170)		(305)
Provisions	15	(97)		(150)		(192)
			(9,868)		(9,593)		(10,215)
Non-current liabilities
Borrowings	17	(18,616)		(18,649)		(17,543)
Other financial liabilities	16	(940)		(941)		(850)
Other payables	15	(304)		(463)		(459)
Provisions	15	(300)		(306)		(312)
Deferred tax liabilities	7	(2,947)		(2,751)		(2,807)
Post-employment benefit liabilities	14	(429)		(471)		(486)
			(23,536)		(23,581)		(22,457)
Total liabilities			(33,404)		(33,174)		(32,672)
Net assets			12,070		11,709		11,511
Equity
Share capital	18	887		898		875
Share premium		1,703		1,703		1,635
Other reserves		(91)		665		658
Retained earnings		7,533		6,590		6,267
Equity attributable to equity shareholders of the parent company			10,032		9,856		9,435
Non-controlling interests	18		2,038		1,853		2,076
Total equity			12,070		11,709		11,511
The accompanying notes are an integral part of these consolidated financial statements.
These consolidated financial statements have been approved by a duly appointed and authorised committee of the Board of Directors on
29 July 2024 and were signed on its behalf by Debra Crew and Lavanya Chandrashekar, Directors.
(1)  See pages 238-240 for an explanation under Accounting information and policies.
Financial statements (continued)

Consolidated statement of changes in equity

				Other reserves		Retained earnings/(deficit)
	Notes	Share capital $ million	Share premium $ million	Capital redemption reserve $ million	Hedging and exchange reserve $ million	Own shares $ million	Other retained earnings $ million	Total $ million	Equity attributable to parent company shareholders $ million	Non- controlling interests $ million	Total equity $ million
At 30 June 2021 (re-presented(1))		1,030	1,878	4,451	(3,218)	(2,609)	8,055	5,446	9,587	2,132	11,719
Adjustment to 2021 closing equity in respect of hyperinflation in Türkiye		—	—	—	—	—	349	349	349	—	349
Adjusted opening balance		1,030	1,878	4,451	(3,218)	(2,609)	8,404	5,795	9,936	2,132	12,068
Retranslation impact of opening balances(2)		(131)	(243)	(579)	619	334	—	334	—	—	—
Profit for the year		—	—	—	—	—	4,280	4,280	4,280	130	4,410
Other comprehensive (loss)/income		—	—	—	(639)	—	991	991	352	(84)	268
Total comprehensive (loss)/income for the year		—	—	—	(639)	—	5,271	5,271	4,632	46	4,678
Employee share schemes		—	—	—	—	52	67	119	119	—	119
Share-based incentive plans	18	—	—	—	—	—	79	79	79	—	79
Share-based incentive plans in respect of associates		—	—	—	—	—	5	5	5	—	5
Tax on share-based incentive plans		—	—	—	—	—	11	11	11	—	11
Share-based payments and purchase of own shares in respect of subsidiaries		—	—	—	—	—	(15)	(15)	(15)	(8)	(23)
Unclaimed dividend		—	—	—	—	—	3	3	3	1	4
Change in fair value of put option		—	—	—	—	—	(45)	(45)	(45)	—	(45)
Share buyback programme		(24)	—	24	—	—	(3,004)	(3,004)	(3,004)	—	(3,004)
Dividend declared for the year	18	—	—	—	—	—	(2,286)	(2,286)	(2,286)	(95)	(2,381)
At 30 June 2022 (re-presented(1))		875	1,635	3,896	(3,238)	(2,223)	8,490	6,267	9,435	2,076	11,511
Retranslation impact of opening balances(2)		36	68	162	(173)	(93)	—	(93)	—	—	—
Profit for the year		—	—	—	—	—	4,445	4,445	4,445	34	4,479
Other comprehensive income/(loss)		—	—	—	5	—	(387)	(387)	(382)	(100)	(482)
Total comprehensive income/(loss) for the year		—	—	—	5	—	4,058	4,058	4,063	(66)	3,997
Employee share schemes		—	—	—	—	30	29	59	59	—	59
Share-based incentive plans	18	—	—	—	—	—	58	58	58	—	58
Share-based incentive plans in respect of associates		—	—	—	—	—	6	6	6	—	6
Tax on share-based incentive plans		—	—	—	—	—	7	7	7	—	7
Share-based payments and purchase of own shares in respect of subsidiaries		—	—	—	—	—	4	4	4	2	6
Purchase of non-controlling interests	8	—	—	—	—	—	(136)	(136)	(136)	(42)	(178)
Associates' transactions with non-controlling interests		—	—	—	—	—	(8)	(8)	(8)	—	(8)
Unclaimed dividend		—	—	—	—	—	1	1	1	—	1
Change in fair value of put option		—	—	—	—	—	(19)	(19)	(19)	—	(19)
Share buyback programme		(13)	—	13	—	—	(1,543)	(1,543)	(1,543)	—	(1,543)
Dividend declared for the year	18	—	—	—	—	—	(2,071)	(2,071)	(2,071)	(117)	(2,188)
At 30 June 2023 (re-presented(1))		898	1,703	4,071	(3,406)	(2,286)	8,876	6,590	9,856	1,853	11,709
Adjustment to 2023 closing equity in respect of hyperinflation in Ghana		—	—	—	—	—	41	41	41	10	51
Adjusted opening balance		898	1,703	4,071	(3,406)	(2,286)	8,917	6,631	9,897	1,863	11,760
Profit for the year		—	—	—	—	—	3,870	3,870	3,870	296	4,166
Other comprehensive (loss)/income		—	—	—	(767)	—	301	301	(466)	(19)	(485)
Total comprehensive (loss)/income for the year		—	—	—	(767)	—	4,171	4,171	3,404	277	3,681
Employee share schemes		—	—	—	—	36	12	48	48	—	48
Share-based incentive plans	18	—	—	—	—	—	43	43	43	—	43
Share-based incentive plans in respect of associates		—	—	—	—	—	5	5	5	—	5
Share-based payments and purchase of own shares in respect of subsidiaries		—	—	—	—	—	(6)	(6)	(6)	(4)	(10)
Purchase of non-controlling interests	8	—	—	—	—	—	(246)	(246)	(246)	23	(223)
Tax on purchase of non-controlling interests		—	—	—	—	—	53	53	53	—	53
Unclaimed dividend		—	—	—	—	—	1	1	1	—	1
Change in fair value of put option		—	—	—	—	—	73	73	73	—	73
Share buyback programme		(11)	—	11	—	—	(997)	(997)	(997)	—	(997)
Dividend declared for the year	18	—	—	—	—	—	(2,243)	(2,243)	(2,243)	(121)	(2,364)
At 30 June 2024		887	1,703	4,082	(4,173)	(2,250)	9,783	7,533	10,032	2,038	12,070
The accompanying notes are an integral part of these consolidated financial statements.
(1)  See pages 238-240 for an explanation under Accounting information and policies.
(2)  Includes foreign translation differences arising from the retranslation of reserves due to the change in the group’s presentation currency.
Financial statements (continued)

Consolidated statement of cash flows

		Year ended 30 June 2024		Year ended 30 June 2023		Year ended 30 June 2022
	Notes	$ million	$ million	re- presented(1) $ million	re- presented(1) $ million	re- presented(1) $ million	re- presented(1) $ million
Cash flows from operating activities
Profit for the year		4,166		4,479		4,410
Taxation		1,294		1,163		1,398
Share of after tax results of associates and joint ventures		(414)		(443)		(555)
Net finance charges		885		712		556
Non-operating items		70		(364)		88
Operating profit			6,001		5,547		5,897
Increase in inventories		(156)		(810)		(984)
(Increase)/decrease in trade and other receivables		(66)		142		(502)
(Decrease)/increase in trade and other payables and provisions		(546)		(746)		1,245
Net increase in working capital			(768)		(1,414)		(241)
Depreciation, amortisation and impairment		493		1,297		1,064
Dividends received		269		271		238
Post-employment payments less amounts included in operating profit		(18)		(31)		(119)
Other items		88		74		70
			832		1,611		1,253
Cash generated from operations			6,065		5,744		6,909
Interest received		156		157		146
Interest paid		(1,017)		(822)		(582)
Taxation paid		(1,099)		(1,443)		(1,260)
			(1,960)		(2,108)		(1,696)
Net cash inflow from operating activities			4,105		3,636		5,213
Cash flows from investing activities
Disposal of property, plant and equipment and computer software		14		16		23
Purchase of property, plant and equipment and computer software		(1,510)		(1,417)		(1,457)
Movements in loans and other investments		(47)		(68)		(96)
Sale of businesses and brands	8	87		559		102
Acquisition of subsidiaries	8	(6)		(404)		(278)
Investments in associates and joint ventures	8	(133)		(112)		(86)
Net cash outflow from investing activities			(1,595)		(1,426)		(1,792)
Cash flows from financing activities
Share buyback programme	18	(987)		(1,673)		(2,985)
Net sale of own shares for share schemes		21		36		24
Purchase of treasury shares in respect of subsidiaries		(10)		—		(20)
Dividends paid to non-controlling interests		(117)		(117)		(108)
Proceeds from bonds	17	2,225		2,537		2,971
Repayment of bonds	17	(1,667)		(1,650)		(2,060)
Purchase of shares of non-controlling interests	8	(223)		(178)		—
Cash inflow from other borrowings		387		521		667
Cash outflow from other borrowings		(493)		(452)		(562)
Equity dividends paid		(2,242)		(2,065)		(2,300)
Net cash outflow from financing activities			(3,106)		(3,041)		(4,373)
Net decrease in net cash and cash equivalents	17		(596)		(831)		(952)
Exchange differences			(33)		(76)		(38)
Reclassification to assets held for sale			(30)		—		—
Net cash and cash equivalents at beginning of the year			1,768		2,675		3,665
Net cash and cash equivalents at end of the year			1,109		1,768		2,675

Net cash and cash equivalents consist of:
Cash and cash equivalents	17		1,130		1,813		2,765
Bank overdrafts	17		(21)		(45)		(90)
			1,109		1,768		2,675
The accompanying notes are an integral part of these consolidated financial statements.
(1) See pages 238-240 for an explanation under Accounting information and policies.
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
The consolidated financial statements are prepared in accordance with IFRS® Accounting Standards (IFRSs) adopted by the UK (UK-
adopted International Accounting Standards) and IFRSs, as issued by the International Accounting Standards Board (IASB), including interpretations issued by the IFRS Interpretations Committee. IFRS as adopted by the UK differs in certain respects from IFRS as issued by the IASB. The differences have no impact on the group’s consolidated financial statements for the years presented. The consolidated financial statements are prepared on a going concern basis under the historical cost convention, unless stated otherwise in the relevant accounting policy.
The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.
(b) Going concern
Management prepared 18 month cash flow forecasts which were also sensitised to reflect severe but plausible downside scenarios taking into consideration the group's principal risks. In the base case scenario, management included assumptions for mid-single digit net sales growth, slightly growing operating margin and global TBA market share growth. In light of the ongoing geo-political volatility, the base case outlook and severe but plausible downside scenarios incorporated considerations for a prolonged global recession, supply chain disruptions, higher inflation and further geo-political deterioration. Even under these scenarios, the group’s liquidity is still expected to remain strong. Mitigating actions, should they be required, are all within management’s control and could include reductions in discretionary spending such as acquisitions and capital expenditure, lower level of A&P and investment in maturing stock, as well as a temporary suspension or reduction in its return of capital to shareholders (dividends or share buybacks) in the next 12 months, or drawdowns on committed facilities. Having considered the outcome of these assessments, the Directors are comfortable that the company is a going concern for at least 12 months from the date of signing the group's consolidated financial
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
(d) Foreign currencies
Items included in the financial statements of the group’s subsidiaries, associates and joint ventures are measured using the currency of the primary economic environment in which each entity operates (its functional currency). The consolidated financial statements are presented in US dollar, which is the functional currency of the parent company, Diageo plc. The functional currency of Diageo plc is determined by using management judgement that considers the parent company as an extension of its subsidiaries.
Starting 1 July 2023, in line with reporting requirements, the functional currency of Diageo plc changed from sterling to US dollar which is applied prospectively. This is because the group's share of net sales and expenses in the United States and other countries whose currencies correlate closely with the US dollar has been increasing over the years, and that trend is expected to continue in line with the group's strategic focus. Diageo also decided to change its presentation currency to US dollar with effect from 1 July 2023, applied retrospectively, as it believes that this change will provide better alignment of the reporting of performance with its business exposures.
The income statements and cash flows of non US dollar entities are translated into US dollar at weighted average rates of exchange, except for subsidiaries in hyperinflationary economies that are translated with the closing rate at the end of the year and for substantial transactions that are translated at the rate on the date of the transaction. Exchange differences arising on the retranslation to closing rates are taken to the exchange reserve.
Financial statements (continued)

Assets and liabilities are translated at the relevant year end closing rates. Exchange differences arising on the retranslation at closing rates of the opening balance sheets of non US dollar entities are taken to the exchange reserve, as are exchange differences arising on foreign currency borrowings and financial instruments designated as net investment hedges, to the extent that they are effective. Tax charges and credits arising on such items are also taken to the exchange reserve. Gains and losses accumulated in the exchange reserve are recycled to the income statement when the foreign operation is sold. Other exchange differences are taken to the income statement.
Transactions in foreign currencies are recorded at the rate of exchange on the date of the transaction.
Share capital, share premium, capital redemption reserve included in other reserves and own shares at 30 June 2023, 30 June 2022 and 30 June 2021 in the statement of changes in equity are translated to US dollar at the closing exchange rate at the relevant balance sheet date; exchange differences arising on the retranslation to closing rates are taken to the exchange reserve. From 1 July 2023, as
Diageo plc changed its functional currency, the share capital, share premium, capital redemption reserve included in other reserves and own shares in the consolidated statement of changes in equity are recorded in US dollar.
The cumulative foreign exchange translation reserve was set to zero on 1 July 2004, the date of transition to IFRS and this reserve is re-presented as if the group reported in US dollar since that date.
As a result of the functional and presentation currency change, the group has realigned its economic hedging portfolio managing balance sheet translation risk in line with the changed foreign exchange risk management objective. The group has also realigned its net investment hedging portfolio in line with the new currency exposures and as part of this exercise Diageo has re-designated its buy
US dollar sell sterling cross currency interest swaps in net investment hedge relationships previously used in cash flow hedging foreign currency debt of the group.
The principal foreign exchange rates used in the translation of financial statements for the three years ended 30 June 2024, expressed in sterling and euros per $1, were as follows:

	2024	2023	2022
Sterling
Income statement and cash flows(1)	0.80	0.83	0.75
Assets and liabilities(2)	0.79	0.79	0.83
Euro
Income statement and cash flows(1)	0.93	0.96	0.89
Assets and liabilities(2)	0.93	0.93	0.96
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
–Taxation – management judgement whether a provision is required and management estimate of amount of corporate tax payable or receivable, the recoverability of deferred tax assets and expectation on manner of recovery of deferred taxes – pages
256 and 306.
–Brands, goodwill, other intangibles and contingent considerations – management judgement whether the assets and liabilities are to be recognised and synergies resulting from an acquisition. Management judgement and estimate are required in determining future cash flows and appropriate applicable assumptions to support the intangible asset and contingent consideration value – page 265.
–Post-employment benefits – management judgement whether a surplus can be recovered and management estimate in determining the assumptions in calculating the liabilities of the funds – page 274.
–Contingent liabilities and legal proceedings – management judgement in assessing the likelihood of whether a liability will arise and an estimate to quantify the possible range of any settlement; and significant unprovided tax matters where maximum exposure is provided for each – page 304.
(f) Hyperinflationary accounting
The group applied hyperinflationary accounting for its operations in Türkiye, Argentina, Ghana and Venezuela.
The group applies hyperinflationary accounting for its operations in Ghana starting from 1 July 2023. Hyperinflationary accounting needs to be applied as if Ghana had always been a hyperinflationary economy, hence, as per Diageo’s accounting policy choice, the differences between equity at 30 June 2023 as reported and the equity after the restatement of the non-monetary items to the measuring unit current at 30 June 2023 were recognised in retained earnings.
The group’s consolidated financial statements include the results and financial position of its operations in hyperinflationary economies restated to the measuring unit current at the end of each period, with hyperinflationary gains and losses in respect of monetary items being reported in finance income and charges. Comparative amounts presented in the consolidated financial
Financial statements (continued)

statements are not restated. When applying IAS 29 on an ongoing basis, comparatives in stable currency are not restated and the effect of inflating opening net assets to the measuring unit current at the end of the reporting period is presented in other comprehensive income.
The movement in the publicly available official price index for the year ended 30 June 2024 was 72% (2023 – 38%; 2022 – 79%)
in Türkiye, 270% (2023 – 116%; 2022 – 64%) in Argentina and 23% in Ghana. The inflation rate used by the group in the case of
Venezuela is provided by an independent valuer because no reliable, officially published rate is available. Movement in the price index for the year ended 30 June 2024 was 77% (2023 – 382%; 2022 – 268%) in Venezuela.
Recent developments in Venezuela led management to change its estimate for the exchange rate of VES/$ to be the official exchange rate published by Bloomberg. Figures for the year ended 30 June 2024 show the results of the Venezuelan operation consolidated at the official closing exchange rate.
(g) New accounting standards and interpretations
The following standard and amendments to the accounting standards, issued by the IASB and endorsed by the UK, were adopted by the group from 1 July 2023 with no material impact on the group’s consolidated results, financial position or disclosures:
–IFRS 17 – Insurance Contracts
–Amendments to IAS 12 Income Taxes – Deferred Tax related to Assets and Liabilities arising from a Single Transaction
–Amendments to IAS 1, 8 – Definition of Accounting Estimates
–Amendments to IAS 1 Disclosure Initiative – Accounting Policies
The following amendments issued by the IASB have been endorsed by the UK and have not yet been adopted by the group, which are not expected to have material impact on the group's consolidated results or financial position:
–Amendments to IAS 1 – Classification of Liabilities and Non-current Liabilities with Covenants (effective from the year ending
30 June 2025)
–Amendments to IFRS 16 – Lease Liability in a Sale and Leaseback (effective from the year ending 30 June 2025)
–Amendments to IAS 7 and IFRS 7 – Supplier Finance Arrangements (effective from the year ending 30 June 2025)
There are a number of other standards, amendments and clarifications to IFRSs, effective in future years, which are not expected to significantly impact the group’s consolidated results or financial position.
(h) Climate change considerations
The impact of climate change assessment and the net zero carbon emission target for Diageo's direct operations (Scope 1 & 2) for
2030 have been considered as part of the assessment of estimates and judgements in preparing the group's consolidated financial statements.
The climate change scenario analyses performed in 2024 – conducted in line with TCFD recommendations (‘Transition
Scenario’ (RCP 2.6), a ‘Moderate Warming’ Scenario (RCP 4.5) and a ‘Severe Warming Scenario’ (RCP 8.5)) – identified no material financial impact to these financial statements.
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
Financial statements (continued)

Results for the year
Introduction
This section explains the results and performance of the group for the three years ended 30 June 2024. Disclosures are provided for segmental information, operating costs, exceptional items, finance income and charges, the group's share of results of associates and joint ventures, taxation. For associates, joint ventures and taxation, balance sheet disclosures are also provided in this section.
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
Exceptional items are those that in management’s judgement need to be disclosed separately. Such items are included in the income statement caption to which they relate, and form part of the segmental reporting. Management believes that separate disclosure of exceptional items and the classification between operating and non-operating further helps investors to understand the performance of the group.
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
The group's operations also include the Corporate segment. Corporate costs are in respect of central costs, including finance, marketing, corporate relations, human resources and legal, as well as certain information systems, facilities and employee costs that are not allocable to the geographical segments or to SC&P.
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
Financial statements (continued)

In addition, for management reporting purposes, Diageo presents the result of acquisitions and disposals completed in the current and prior year separately from the results of the geographical segments. The impact of acquisitions and disposals on net sales and operating profit is disclosed under the appropriate geographical segments in the tables below at budgeted exchange rates.
(a) Segmental information for the consolidated income statement

	North America	Europe	Asia Pacific	Latin America and Caribbean	Africa	SC&P	Eliminate inter- segment sales	Total operating segments	Corporate and other	Total
	$ million	$ million	$ million	$ million	$ million	$ million	$ million	$ million	$ million	$ million
2024
Sales	8,514	8,024	6,320	2,432	2,478	3,551	(3,551)	27,768	123	27,891
Net sales
At budgeted exchange rates(1)	7,897	4,405	3,860	1,702	2,162	3,455	(3,353)	20,128	118	20,246
Acquisitions and disposals	2	30	30	—	131	—	—	193	—	193
SC&P allocation	12	65	12	11	2	(102)	—	—	—	—
Retranslation to actual exchange rates	(3)	(59)	(85)	105	(539)	198	(198)	(581)	5	(576)
Hyperinflation	—	363	—	21	22	—	—	406	—	406
Net sales	7,908	4,804	3,817	1,839	1,778	3,551	(3,551)	20,146	123	20,269
Operating profit/(loss)
At budgeted exchange rates(1)	2,992	1,370	1,121	527	448	(40)	—	6,418	(343)	6,075
Acquisitions and disposals	(12)	(14)	7	—	27	—	—	8	—	8
SC&P allocation	(5)	(22)	(7)	(5)	(1)	40	—	—	—	—
Fair value remeasurements	128	27	—	(16)	—	—	—	139	—	139
Retranslation to actual exchange rates	133	26	(58)	(5)	(332)	—	—	(236)	(23)	(259)
Hyperinflation	—	(8)	—	1	(11)	—	—	(18)	—	(18)
Operating profit/(loss) before exceptional items	3,236	1,379	1,063	502	131	—	—	6,311	(366)	5,945
Exceptional operating items(2)	(197)	(122)	375	—	—	—	—	56	—	56
Operating profit/(loss)	3,039	1,257	1,438	502	131	—	—	6,367	(366)	6,001
Non-operating items										(70)
Net finance charges										(885)
Share of after tax results of associates and joint ventures										414
Profit before taxation										5,460
Financial statements (continued)

	North America	Europe	Asia Pacific	Latin America and Caribbean	Africa	SC&P	Eliminate inter- segment sales	Total operating segments	Corporate and other	Total
	re- presented $ million	re- presented $ million	re- presented $ million	re- presented $ million	re- presented $ million	re- presented $ million	re- presented $ million	re- presented $ million	re- presented $ million	re- presented $ million
2023
Sales	8,859	7,245	6,484	2,714	2,864	3,687	(3,687)	28,166	104	28,270
Net sales
At budgeted exchange rates(1)	8,109	4,526	4,134	2,200	2,186	3,943	(3,854)	21,244	115	21,359
Acquisitions and disposals	27	27	48	3	138	—	—	243	—	243
SC&P allocation	10	52	11	12	4	(89)	—	—	—	—
Retranslation to actual exchange rates	(37)	(537)	(352)	(56)	(289)	(167)	167	(1,271)	(11)	(1,282)
Hyperinflation	—	235	—	—	—	—	—	235	—	235
Net sales	8,109	4,303	3,841	2,159	2,039	3,687	(3,687)	20,451	104	20,555
Operating profit/(loss)
At budgeted exchange rates(1)	3,132	1,441	1,187	800	466	(42)	—	6,984	(392)	6,592
Acquisitions and disposals	(23)	(19)	7	—	37	—	—	2	(8)	(6)
SC&P allocation	3	(31)	(7)	(4)	(3)	42	—	—	—	—
Fair value remeasurements	122	34	—	1	—	—	—	157	—	157
Retranslation to actual exchange rates	(12)	(144)	(83)	(14)	(211)	—	—	(464)	3	(461)
Hyperinflation	—	31	—	—	—	—	—	31	—	31
Operating profit/(loss) before exceptional items	3,222	1,312	1,104	783	289	—	—	6,710	(397)	6,313
Exceptional operating items(2)	(118)	(12)	(581)	—	(55)	—	—	(766)	—	(766)
Operating profit/(loss)	3,104	1,300	523	783	234	—	—	5,944	(397)	5,547
Non-operating items										364
Net finance charges										(712)
Share of after tax results of associates and joint ventures										443
Profit before taxation										5,642
Financial statements (continued)

	North America	Europe	Asia Pacific	Latin America and Caribbean	Africa	SC&P	Eliminate inter- segment sales	Total operating segments	Corporate and other	Total
	re- presented $ million	re- presented $ million	re- presented $ million	re- presented $ million	re- presented $ million	re- presented $ million	re- presented $ million	re- presented $ million	re- presented $ million	re- presented $ million
2022
Sales	8,888	7,531	7,481	2,585	3,196	2,672	(2,672)	29,681	70	29,751
Net sales
At budgeted exchange rates(1)	8,037	4,398	3,887	2,007	2,292	2,829	(2,720)	20,730	74	20,804
Acquisitions and disposals	46	32	—	4	20	—	—	102	—	102
SC&P allocation	13	63	13	16	4	(109)	—	—	—	—
Retranslation to actual exchange rates	10	(510)	(63)	—	(78)	(48)	48	(641)	(4)	(645)
Hyperinflation	—	255	—	—	—	—	—	255	—	255
Net sales	8,106	4,238	3,837	2,027	2,238	2,672	(2,672)	20,446	70	20,516
Operating profit/(loss)
At budgeted exchange rates(1)	3,224	1,464	948	715	466	(31)	—	6,786	(343)	6,443
Acquisitions and disposals	(37)	14	—	—	(13)	—	—	(36)	—	(36)
SC&P allocation	(3)	(23)	(1)	(3)	(1)	31	—	—	—	—
Fair value remeasurements	43	48	—	(10)	—	—	—	81	—	81
Retranslation to actual exchange rates	41	(172)	—	10	(33)	—	—	(154)	26	(128)
Hyperinflation	—	14	—	—	—	—	—	14	—	14
Operating profit/(loss) before exceptional items	3,268	1,345	947	712	419	—	—	6,691	(317)	6,374
Exceptional operating items(2)	(1)	(184)	(292)	—	—	—	—	(477)	—	(477)
Operating profit/(loss)	3,267	1,161	655	712	419	—	—	6,214	(317)	5,897
Non-operating items										(88)
Net finance charges										(556)
Share of after tax results of associates and joint ventures										555
Profit before taxation										5,808
(1)These items represent the IFRS 8 performance measures for the geographical and SC&P segments.
(2)For definition and details of exceptional items, see pages 246-250.
(i)The net sales figures for SC&P reported to the Executive Committee primarily comprise inter-segment sales and these are eliminated in a separate column in the above segmental analysis. Apart from sales by the SC&P segment to the other operating segments, inter-segmental sales are not material.
(ii)The group’s net finance charges are managed centrally and are not attributable to individual operating segments.
(iii)Approximately 38% of annual net sales occurred in the last four months of calendar year 2023.
Financial statements (continued)

(b) Other segmental information

	North America $ million	Europe $ million	Asia Pacific $ million	Latin America and Caribbean $ million	Africa $ million	SC&P $ million	Corporate and other $ million	Total $ million
2024
Purchase of property, plant and equipment and computer software	305	338	154	6	83	612	12	1,510
Depreciation and intangible asset amortisation	(122)	(166)	(83)	(13)	(88)	(192)	(13)	(677)
Underlying impairment	—	—	—	(1)	—	—	—	(1)
Exceptional impairment of tangible assets	(33)	(5)	(8)	—	—	—	—	(46)
Exceptional impairment of intangible assets	(54)	(96)	379	—	—	—	—	229
2023 (re-presented)
Purchase of property, plant and equipment and computer software	236	252	198	146	152	427	6	1,417
Depreciation and intangible asset amortisation	(114)	(118)	(75)	(22)	(95)	(161)	(12)	(597)
Exceptional impairment of tangible assets	(63)	3	(27)	—	—	—	—	(87)
Exceptional impairment of intangible assets	(36)	(31)	(546)	—	—	—	—	(613)
2022 (re-presented)
Purchase of property, plant and equipment and computer software	306	247	194	170	184	341	15	1,457
Depreciation and intangible asset amortisation	(107)	(121)	(124)	(21)	(106)	(157)	(15)	(651)
Exceptional impairment of tangible assets	—	(4)	—	—	—	—	—	(4)
Exceptional impairment of intangible assets	—	(119)	(290)	—	—	—	—	(409)

(c) Category and geographical analysis

	Category analysis					Geographic analysis
	Spirits $ million	Beer $ million	Ready to drink $ million	Other $ million	Total $ million	United States $ million	India $ million	Great Britain $ million	Rest of World $ million	Total $ million
2024
Sales(1)	22,406	4,107	949	429	27,891	8,041	3,247	2,849	13,754	27,891
Non-current assets(2), (3)						7,642	2,207	3,969	14,868	28,686
2023 (re-presented)
Sales(1)	22,855	4,026	1,079	310	28,270	8,366	3,301	2,565	14,038	28,270
Non-current assets(2), (3)						7,328	2,265	3,665	14,118	27,376
2022 (re-presented)
Sales(1)	24,059	4,160	1,172	360	29,751	8,415	4,282	2,848	14,206	29,751
Non-current assets(2), (3)						7,137	2,899	2,920	13,143	26,099
(1)The geographical analysis of sales is based on the location of third-party customers.
(2)The geographical analysis of non-current assets is based on the geographical location of the assets and comprises intangible assets, property, plant and equipment, biological assets, investments in associates and joint ventures, other investments and non-current other receivables.
(3)The management information provided to the chief operating decision-maker does not include an analysis of assets and liabilities by category and therefore is not disclosed.
Financial statements (continued)

3. Exceptional items
Accounting policies
Exceptional items are those that in management’s judgement need to be disclosed separately. Such items are included in the income statement caption to which they relate, and form part of the segmental reporting included in note 2. Management believes that separate disclosure of exceptional items and the classification between operating and non-operating further helps investors to understand the performance of the group.
Changes in estimates and reversals in relation to items previously recognised as exceptional are presented consistently as exceptional in the current year.
Operating items Exceptional operating items are those that are considered to be material and unusual or non-recurring in nature and are part of the operating activities of the group, such as one-off global restructuring programmes which can be multi-year, impairment of intangible assets and fixed assets, indirect tax settlements, property disposals and changes in post-employment plans.
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
Financial statements (continued)

	2024 $ million	2023 re-presented $ million	2022 re-presented $ million
Exceptional operating items
Brand, goodwill and other assets impairment income from reversal/(charge) (1)	224	(613)	(409)
Supply chain agility programme (2)	(61)	(121)	—
Various dispute and litigation matters (3)	(107)	—	—
Distribution termination fee (4)	—	(55)	—
Winding down Russian operations (5)	—	23	(64)
Other exceptional operating items (6)	—	—	(4)
	56	(766)	(477)
Non-operating items
Sale of businesses and brands
Windsor business (7)	(58)	—	(25)
Guinness Cameroun S.A. (8)	(10)	343	—
Guinness Nigeria plc (9)	(6)	—	—
USL Popular brands (10)	4	5	—
Archers brand (11)	—	23	—
USL businesses (12)	—	4	—
Tyku brand (13)	—	(5)	—
Picon brand (14)	—	—	112
Meta Abo Brewery (15)	—	—	(183)
Step acquisition - Mr Black (16)	—	(10)	—
Other non-operating exceptional items (17)	—	4	8
	(70)	364	(88)

Exceptional items before taxation	(14)	(402)	(565)
Tax on exceptional items (note 7 (b))	(24)	226	40

Total exceptional items	(38)	(176)	(525)
Attributable to:
Equity shareholders of the parent company	(142)	(3)	(400)
Non-controlling interests	104	(173)	(125)
Total exceptional items	(38)	(176)	(525)
(1) In the year ended 30 June 2024, a net gain of $224 million was recognised in exceptional operating items, driven by the reversal of
Shui Jing Fang brand impairment of $379 million, partially offset by an impairment charge of $101 million  in respect of the Chase brand, and the related goodwill and tangible fixed assets, and an impairment charge of $54 million in respect of certain brands in the
US ready to drink portfolio.
In the year ended 30 June 2023, an impairment charge of $613 million was recognised in exceptional operating items in respect of the
McDowell's brand ($517 million), the SIA brand ($36 million), the Copper Dog brand ($31 million) and the Director's Special brand
($29 million).
In the year ended 30 June 2022, an impairment charge of $409 million was recognised in exceptional operating items in respect of the
McDowell's brand ($290 million), the Bell's brand ($94 million) and goodwill related to Smirnov ($25 million).
For further information, see note 9 (d).
(2) In the year ended 30 June 2024, an exceptional charge of $61 million was accounted for in respect of the supply chain agility programme (2023 - $121 million). With this five-year spanning programme launched in July 2022, Diageo expects to strengthen its supply chain, improve its resilience and agility, drive efficiencies, deliver additional productivity savings and make its supply operations more sustainable. Total implementation cost of the programme is expected to be up to $600 million over the five-year period, which will comprise non-cash items and one-off expenses, the majority of which are expected to be recognised as exceptional operating items. The exceptional charge for the years ended 30 June 2024 and 30 June 2023 was primarily in respect of accelerated depreciation, being additional depreciation of assets in the period directly attributable to the programme, and impairment of property,
Financial statements (continued)

plant and equipment in respect of North America and India. Restructuring cash expenditure was $26 million in the year ended 30 June
2024 (2023 – $14 million).
(3) In the year ended 30 June 2024, $107 million was recorded as an exceptional operating item in respect of various dispute and litigation matters in North America and Europe, including certain costs and expenses associated therewith.
(4) In the year ended 30 June 2023, Diageo agreed with one of its distributors in Africa to terminate the distribution licence of
Gordon's, in respect of which a provision of $55 million was recognised as an operating exceptional charge. In the year ended 30 June
2024, $55 million in respect of the aforementioned termination were paid.
(5) In the year ended 30 June 2023, Diageo released unutilised provisions of $23 million from the $64 million exceptional charge taken in the year ended 30 June 2022, in respect of winding down its operations in Russia.
(6) Other exceptional operating items include subsequent gains and charges of items that were originally recognised as exceptional at inception. In the year ended 30 June 2022, other exceptional operating items resulted in a loss of $4 million driven by the reinvestment of 'Raising the Bar' corporate tax benefits.
(7) On 27 October 2023, Diageo completed the sale of Windsor Global Co., Ltd. to PT W Co., Ltd., a Korean company sponsored by
Pine Tree Investment & Management Co., Ltd. for a total consideration of KRW 206 billion ($152 million). The transaction resulted in a loss of $58 million in the year ended 30 June 2024, which was recognised as a non-operating item attributable to the sale, including cumulative translation losses of $26 million recycled to the income statement.In the year ended 30 June 2022, a loss of
$25 million was recognised as a non-operating item, mainly in relation to transaction and other costs directly attributable to the prospective sale of the business.
(8) On 26 May 2023, Diageo completed the sale of its wholly owned subsidiary in Cameroon, Guinness Cameroun S.A., to the Castel
Group for an aggregate consideration of $475 million resulting in an exceptional gain of $343 million, including cumulative translation gain in the amount of $19 million recycled to the income statement. In the year ended 30 June 2024, $10 million charges directly attributable to the disposal have been accounted for.
(9) On 11 June 2024, Diageo announced the agreement to sell its 58.02% shareholding in Guinness Nigeria plc to N-Seven Nigeria
Ltd., part of the Tolaram group. The sale is considered to be highly probable as at 30 June 2024 and it is expected to be completed in the year ending 30 June 2025. In the year ended 30 June 2024, a charge of $6 million was recognised as a non-operating item, in respect of transaction related and other costs directly attributable to the prospective sale of the business.
(10) On 30 September 2022, Diageo completed the sale of the Popular brands of its United Spirits Limited (USL) business. The transaction resulted in an exceptional gain of $5 million. $4 million of the purchase price, that was subject to administrative actions within 12 months and considered uncertain at the time of the transaction, was paid to Diageo in the year ended 30 June 2024 and recognised as exceptional gain.
(11) On 26 October 2022, Diageo completed the sale of its Archers brand. The transaction resulted in an exceptional gain of $23 million in the year ended 30 June 2023.
(12) Certain subsidiaries of USL were sold in the year ended 30 June 2023. The sale of these subsidiaries resulted in an exceptional gain of $4 million.
(13) In the year ended 30 June 2023, Diageo sold its Tyku brand. The transaction resulted in an exceptional loss of $5 million.
(14) In May 2022, Diageo sold its Picon brand. The sale resulted in an exceptional non-operating gain of $112 million, net of disposal costs.
(15) In the year ended 30 June 2022, a loss of $183 million was recognised as a non-operating item attributable to the sale of Meta
Abo Brewery Share Company in Ethiopia.
(16) On 29 September 2022, the group acquired the part of the entire issued share capital of Mr Black Spirits Pty Ltd, owner of Mr
Black, the Australian premium cold brew coffee liqueur, that it did not already own. As a result of Mr Black becoming a subsidiary of the group in the year ended 30 June 2023, a loss of $10 million arose, being the difference between the book value of the associate prior to the transaction and its fair value plus transaction costs.
Financial statements (continued)

(17) Other exceptional non-operating items include subsequent gains and charges of items that were originally recognised as exceptional at inception. In the year ended 30 June 2023, other exceptional non-operating items resulted in a net gain of $4 million
(2022 – $8 million), mainly driven by the deferred consideration received in respect of the sale of United National Breweries.
For further information on acquisition and sale of businesses and brands, see notes 8 (a) and 8 (b).
Financial statements (continued)

Cash payments and receipts included in net cash inflow from operating activities in respect of exceptional items were as follows:

	2024 $ million	2023 re-presented $ million	2022 re-presented $ million
Thalidomide (note 15 (d))	(17)	(16)	(22)
Winding down Russian operations	(2)	(16)	(18)
Supply chain agility programme	(26)	(14)	—
Distribution termination fee	(55)	—	—
Litigation	(88)	—	—
Donations	—	—	(50)
Total cash payments	(188)	(46)	(90)
4. Operating costs

	2024 $ million	2023 re-presented $ million	2022 re-presented $ million
Excise duties	7,622	7,715	9,235
Cost of sales	8,071	8,289	7,923
Marketing	3,691	3,663	3,616
Other operating items	2,506	3,056	3,080
	21,890	22,723	23,854
Comprising:
Excise duties
India	1,845	1,950	2,901
Great Britain	1,463	1,314	1,558
United States	738	825	816
Other	3,576	3,626	3,960
Increase in inventories	(112)	(615)	(1,208)
Raw materials and consumables	4,892	5,197	5,336
Marketing	3,691	3,663	3,616
Other external charges	3,002	3,301	3,432
Staff costs	2,314	2,197	2,385
Depreciation, amortisation and impairment	493	1,297	1,064
Gains on disposal of properties	1	(4)	(2)
Net foreign exchange losses	8	12	14
Other operating income	(21)	(40)	(18)
	21,890	22,723	23,854
(a) Other external charges
Other external charges include research and development expenditure in respect of new drinks products and package design of $69 million (2023 – $63 million; 2022 – $58 million) and maintenance and repairs of $171 million (2023 – $171 million; 2022 – $181 million).
Financial statements (continued)

(b) Auditors fees
Other external charges include the fees of the principal auditor of the group, PricewaterhouseCoopers LLP, and its affiliates (PwC)
and are analysed below.

	2024 $ million	2023 re-presented $ million	2022 re-presented $ million
Audit of these financial statements	4.9	6.2	5.6
Audit of financial statements of subsidiaries	8.2	6.8	8.1
Audit related assurance services(1)	3.2	3.3	3.3
Total audit fees (Audit fees)	16.3	16.3	17.0
Other assurance services (Audit related fees)(2)	1.7	1.4	0.9
	18.0	17.7	17.9
(1)Audit related assurance services are in respect of reporting under section 404 of the US Sarbanes-Oxley Act and the review of the interim financial information.
(2)Other assurance services comprise the aggregate fees for assurance and related services that are not reported under ‘total audit fees’.
(i)Disclosure requirements for auditors' fees in the United States are different from those required in the United Kingdom. The terminology by category required in the United States is disclosed in brackets in the above table.
Audit services provided by firms other than PwC for the year ended 30 June 2024 were $0.1 million (2023 – $0.1 million; 2022 – $0.2 million). Further PwC fees for audit services in respect of post-employment plans were $0.4 million for the year ended 30 June 2024
(2023 – $0.3 million; 2022 – $0.3 million).
(c) Staff costs and average number of employees

	2024 $ million	2023 re-presented $ million	2022 re-presented $ million
Aggregate remuneration
Wages and salaries	1,984	1,858	2,068
Share-based incentive plans	43	58	79
Employer’s social security	146	138	142
Employer’s pension
Defined benefit plans	72	80	48
Defined contribution plans	62	53	44
Other post-employment plans	7	10	4
	2,314	2,197	2,385
The average number of employees on a full-time equivalent basis (excluding employees of associates and joint ventures) was as follows:

	2024	2023	2022
North America	2,869	2,884	2,811
Europe	2,932	2,789	3,014
Asia Pacific	6,588	6,856	6,500
Latin America and Caribbean	1,650	1,495	1,500
Africa	3,290	3,526	4,061
SC&P	6,977	6,934	5,025
Corporate and other	6,061	5,753	5,076
	30,367	30,237	27,987
At 30 June 2024 on a full-time equivalent basis, the group had 30,092 (2023 – 30,269; 2022 – 28,558) employees. The average number of employees of the group, including part-time employees, for the year was 30,839 (2023 – 30,419; 2022 – 28,137).
Financial statements (continued)

(d) Exceptional operating items
Included in the table above are exceptional operating items as follows:

	2024 $ million	2023 re-presented $ million	2022 re-presented $ million
Depreciation, amortisation and impairment
Brand and goodwill impairment (gain)/charges	(231)	613	409
Tangible asset impairment and accelerated depreciation	46	87	—
Staff costs	2	11	—
Other external charges	127	75	68
Other operating income	—	(20)	—
Total exceptional operating items (note 3)	(56)	766	477
Cost of sales	57	80	—
Other operating (income)/expenses	(113)	686	477
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
Net other finance charges include items in respect of post-employment plans, the discount unwind of long-term obligations and hyperinflation charges. The results of operations in hyperinflationary economies are adjusted to reflect the changes in the purchasing power of the local currency of the entity before being translated to US dollar.
The impact of derivatives, excluding cash flow hedges that are in respect of commodity price risk management or those that are used to hedge the currency risk of highly probable future currency cash flows, is included in interest income or interest charge.
Financial statements (continued)

	2024 $ million	2023 re-presented $ million	2022 re-presented $ million
Interest income	179	193	168
Fair value gain on financial instruments	100	124	454
Total interest income(1)	279	317	622
Interest charge on bonds, commercial paper, bank loans and overdrafts	(665)	(563)	(495)
Interest charge on finance leases	(23)	(19)	(16)
Other interest charges	(396)	(325)	(119)
Fair value loss on financial instruments	(101)	(123)	(461)
Total interest charges(1)	(1,185)	(1,030)	(1,091)
Net interest charges	(906)	(713)	(469)
Net finance income in respect of post-employment plans in surplus (note 14)	57	71	29
Monetary gain on hyperinflation in various economies (note 1 (f))	49	13	1
Interest income in respect of direct and indirect tax	15	8	5
Unwinding of discounts	—	—	4
Total other finance income	121	92	39
Net finance charge in respect of post-employment plans in deficit (note 14)	(20)	(18)	(16)
Monetary loss on hyperinflation in various economies (note 1 (f))	(8)	(3)	(45)
Interest charge in respect of direct and indirect tax	(27)	(29)	(23)
Unwinding of discounts	(23)	(15)	(12)
Change in financial liability - Zacapa (Level 3)	—	(10)	(27)
Other finance charges	(22)	(16)	(3)
Total other finance charges	(100)	(91)	(126)
Net other finance income/(charges)	21	1	(87)
(1) Includes $59 million interest income and $765 million interest charge in respect of financial assets and liabilities that are not measured at fair value through income statement (2023 – $98 million income and $628 million charge; 2022 – $36 million income and $554 million charge).
Financial statements (continued)

6. Investments in associates and joint ventures
Accounting policies
An associate is an undertaking in which the group has a long-term equity interest and over which it has the power to exercise significant influence. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. The group’s interest in the net assets of associates and joint ventures is reported in investments in the consolidated balance sheet and its interest in their results (net of tax) is included in the consolidated income statement below the group’s operating profit. Associates and joint ventures are initially recorded at cost including transaction costs, and the group's share of post acquisition changes in the investee's reserves are recognised under the equity method. Investments in associates and joint ventures acquired prior to 1 July 1998 comprise the cost of shares less goodwill written off to reserves that has not been reinstated, plus the group’s share of post acquisition reserves. Investments in associates and joint ventures are reviewed for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable. The impairment review compares the net carrying value with the recoverable amount, where the recoverable amount is the higher of the value in use calculated as the present value of the group’s share of the associate’s future cash flows and its fair value less costs of disposal.
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
(a) An analysis of the movement in the group’s investments in associates and joint ventures is as follows:

	Moët Hennessy $ million	Others $ million	Total $ million
Cost less provisions
At 30 June 2022 (re-presented)	4,124	294	4,418
Exchange differences	127	5	132
Additions	—	112	112
Share of profit/(loss) after tax	455	(12)	443
Step acquisition	—	(19)	(19)
Dividends	(265)	(6)	(271)
Share of movements in other comprehensive income and equity	43	—	43
Transfer	—	1	1
Impairment charged during the year	—	(34)	(34)
At 30 June 2023 (re-presented)	4,484	341	4,825
Exchange differences	(59)	(5)	(64)
Additions	—	134	134
Share of profit/(loss) after tax	441	(27)	414
Dividends	(261)	(8)	(269)
Share of movements in other comprehensive income and equity	3	—	3
Impairment charged during the year	—	(11)	(11)
At 30 June 2024	4,608	424	5,032
(i) Investment in associates includes loans given to and preference shares invested in associates of $298 million (2023 – $218 million).
(ii)If certain performance targets are met by associates in the Distill Ventures programme, an additional $39 million (2023 – $35 million) will be invested in those associates.
Financial statements (continued)

(b) Moët Hennessy prepares its financial statements under IFRS as endorsed by the EU in euros to 31 December each year. The results were adjusted for alignment with Diageo accounting policies and were translated at $1 = €0.93 (2023 – $1 = €0.96; 2022 – $1 =
€0.89).
Income statement information for the three years ended 30 June 2024 and balance sheet information as at 30 June 2024 and 30 June
2023 of Moët Hennessy are as follows:

	2024 $ million	2023 re-presented $ million	2022 re-presented $ million
Sales	6,691	7,204	7,385
Profit for the year	1,299	1,339	1,662
Total comprehensive income	1,219	1,393	1,687

	2024 $ million	2023 re-presented $ million
Non-current assets	8,772	8,536
Current assets	12,025	11,534
Total assets	20,797	20,070
Non-current liabilities	(2,732)	(2,656)
Current liabilities	(4,285)	(3,982)
Total liabilities	(7,017)	(6,638)
Net assets	13,780	13,432
(i)Including acquisition fair value adjustments principally in respect of Moët Hennessy’s brands and translated at $1 = €0.93 (2023 – $1 = €0.93).
(c) Information on transactions between the group and its associates and joint ventures is disclosed in note 21.
(d) The associates and joint ventures have not reported any material contingent liabilities in their latest financial statements.
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
(a) Analysis of taxation charge for the year

	United Kingdom			Rest of world			Total
	2024 $ million	2023 re- presented $ million	2022 re- presented $ million	2024 $ million	2023 re- presented $ million	2022 re- presented $ million	2024 $ million	2023 re- presented $ million	2022 re- presented $ million
Current tax
Current year	134	192	229	983	1,056	1,150	1,117	1,248	1,379
Adjustments in respect of prior years	(7)	41	14	(4)	(46)	22	(11)	(5)	36
	127	233	243	979	1,010	1,172	1,106	1,243	1,415
Deferred tax
Origination and reversal of temporary differences	39	36	(10)	113	(93)	41	152	(57)	31
Changes in tax rates	—	—	2	(18)	13	2	(18)	13	4
Adjustments in respect of prior years	16	7	—	38	(43)	(52)	54	(36)	(52)
	55	43	(8)	133	(123)	(9)	188	(80)	(17)
Taxation on profit	182	276	235	1,112	887	1,163	1,294	1,163	1,398
Financial statements (continued)

(b) Exceptional tax charges/(credits)
The taxation charge includes the following exceptional items:

	2024 $ million	2023 re-presented $ million	2022 re-presented $ million
Brand impairment(1)	63	(154)	(69)
Disposal of businesses and brands(2)	(1)	37	29
Supply chain agility programme	(15)	(27)	—
Various dispute and litigation matters(3)	(23)	—	—
US guarantee fee claim(4)	—	(68)	—
Distribution termination fee	—	(14)	—
Winding down Russian operations	—	—	4
Other items	—	—	(4)
	24	(226)	(40)
(1) In the year ended 30 June 2024, an exceptional tax charge of $95 million was recognised in relation to the reversal of the Shui Jing Fang brand impairment charge, partly offset by an exceptional tax credit of $19 million in respect of the Chase brand impairment and the related tangible fixed asset and an exceptional tax credit of $13 million comprised of brand impairments in the US ready to drink portfolio. In the year ended 30 June 2023, an exceptional tax credit of $154 million was recognised mainly in respect of the impairment of the McDowell's brand. In the year ended 30 June 2022, the exceptional tax credit of $69 million related to the tax impact on the impairment of the McDowell's and Bell's brands for $45 million and $24 million, respectively.
(2)In the year ended 30 June 2023, the exceptional net tax charge of $37 million mainly comprised of a tax charge of $52 million in respect of the sale of Guinness
Cameroun S.A., partly offset by a tax credit of $11 million in respect of the sale of certain USL businesses. In the year ended 30 June 2022, a $29 million exceptional tax charge was recognised in respect of the gain on the sale of the Picon brand.
(3) In the year ended 30 June 2024, an exceptional tax credit of $23 million was recorded in relation to various dispute and litigation matters in North America, including certain costs and expenses associated therewith.
(4) In the year ended 30 June 2023, an exceptional tax credit of $68 million was recognised in respect of the deductibility of fees paid to Diageo plc for guaranteeing externally issued debt of US group entities. Following engagement with the tax authorities, guarantee fees for the periods ended 30 June 2012 to 30 June 2022 are fully deductible.
(c) Taxation rate reconciliation and factors that may affect future tax charges

	2024 $ million	2024%	2023 re-presented $ million	2023%	2022 re-presented $ million	2022%
Profit before taxation	5,460		5,642		5,808
Notional charge at UK corporation tax rate	1,365	25.0	1,157	20.5	1,104	19.0
Elimination of notional tax on share of after tax results of associates and joint ventures	(103)	(1.9)	(91)	(1.6)	(105)	(1.8)
Differences in overseas tax rates	(86)	(1.6)	116	2.0	217	3.7
Disposal of businesses and brands	17	0.3	(42)	(0.7)	38	0.7
Other items not chargeable	(72)	(1.3)	(76)	(1.3)	(66)	(1.1)
Impairment	6	0.1	(8)	(0.1)	45	0.8
Other items not deductible	70	1.3	85	1.5	71	1.2
Irrecoverable withholding taxes	55	1.0	46	0.8	51	0.9
Movement in provision in respect of uncertain tax positions(1)	6	0.1	34	0.6	55	0.9
Changes in tax rates	(18)	(0.3)	13	0.2	4	0.1
Adjustments in respect of prior years(2)	54	1.0	(71)	(1.3)	(16)	(0.3)
Taxation on profit	1,294	23.7	1,163	20.6	1,398	24.1
Tax rate before exceptional items	—	23.2	—	23.0	—	22.6
(1) Movement in provision in respect of uncertain tax positions includes both current and prior year uncertain tax position movements.
(2)Excludes prior year movement in provisions. Included in the year ended 30 June 2023 was an exceptional tax credit of $68 million in respect of the deductibility of fees paid to Diageo plc for guaranteeing externally issued debt of its US group entities.
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
Financial statements (continued)

Significant ongoing changes in the international tax environment and an increase in global tax audit activity means that tax uncertainties and associated risks have been gradually increasing. In the medium-term, these risks could result in an increase in tax liabilities or adjustments to the carrying value of deferred tax assets and liabilities. See note 19 (f).
The group has a number of ongoing tax audits worldwide for which provisions are recognised in line with the relevant international accounting standard, taking into account best estimates and management’s judgements concerning the ultimate outcome of the tax audits. For the year ended 30 June 2024, ongoing audits that are provided for individually are not expected to result in a material tax liability. The current tax asset of $304 million (30 June 2023 – $292 million) and tax liability of $136 million (30 June 2023 – $170 million) include $209 million (30 June 2023 – $218 million) of provisions for tax uncertainties.
The cash tax paid in the year ended 30 June 2024 amounts to $1,099 million (30 June 2023 – $1,443 million) and is $7 million lower than the current tax charge (30 June 2023 – $200 million higher). This arises as a result of timing differences between the accrual of income taxes, the movement in the provision for uncertain tax positions and the actual payment of cash.
In December 2021, the OECD released a framework for Pillar Two Model Rules which will introduce a global minimum corporate tax rate of 15%, applicable to multinational enterprise groups with global revenue over €750 million. The legislation implementing the rules in the United Kingdom was substantively enacted on 20 June 2023 and will apply to Diageo from the financial year ending 30
June 2025 onwards. Diageo is continuously reviewing the amendments to the legislation and also monitoring the status of implementation of the model rules outside of the United Kingdom. While we expect additional tax liabilities to be incurred in some jurisdictions in which the group operates, the estimated impact on the group’s effective tax rate is immaterial based on the data for the year ended 30 June 2023.
Diageo has applied the temporary exception under IAS 12 in relation to the accounting for deferred taxes arising from the implementation of the Pillar Two rules.
(d) Deferred tax assets and liabilities
Deferred tax recognised in the consolidated balance sheet comprise the following net deferred tax (liabilities)/assets:

	Property, plant and equipment $ million	Intangible assets $ million	Post employment plans $ million	Tax losses $ million	Other temporary differences(1) $ million	Total $ million
At 30 June 2022 (re-presented)	(566)	(2,290)	(316)	76	427	(2,669)
Exchange differences	15	42	(6)	4	(4)	51
Recognised in income statement	(35)	116	2	(19)	29	93
Recognised in other comprehensive income and equity	(7)	(37)	182	—	(55)	83
Tax rate change – recognised in income statement	(2)	(15)	(1)	1	4	(13)
Acquisition of subsidiaries	—	(85)	—	—	—	(85)
Transfer from asset held for sale	(3)	(44)	—	—	8	(39)
Sale of businesses	13	—	(2)	—	(5)	6
At 30 June 2023 (re-presented)	(585)	(2,313)	(141)	62	404	(2,573)
Exchange differences	9	35	—	(10)	(13)	21
Recognised in income statement	(79)	(132)	(6)	28	(17)	(206)
Recognised in other comprehensive loss and equity	(34)	(73)	6	—	(8)	(109)
Tax rate change – recognised in income statement	3	13	(1)	—	3	18
Tax rate change – recognised in other comprehensive loss and equity	(4)	(20)	—	—	(3)	(27)
Acquisition(2)	—	53	—	—	—	53
Transfer to asset held for sale	2	4	—	(16)	(8)	(18)
Sale of businesses	—	38	—	—	(1)	37
At 30 June 2024	(688)	(2,395)	(142)	64	357	(2,804)
(1) Deferred tax on other temporary differences includes hyperinflation, fair value movement on cross-currency swaps, interest and finance costs, share-based payments and intra-group sales of products.
(2) In the year ended 30 June 2024, a deferred tax asset of $53 million was recognised in relation to the purchase of shares of non-controlling interests in respect of
DeLeon Holdco LLC.
Financial statements (continued)

After offsetting deferred tax assets and liabilities that relate to taxes levied by the same taxation authority on the same taxable fiscal unit, the net deferred tax liability comprises:

	2024 $ million	2023 re-presented $ million
Deferred tax assets	143	178
Deferred tax liabilities	(2,947)	(2,751)
	(2,804)	(2,573)
Deferred tax assets of $143 million include $98 million (2023 – $82 million) arising in jurisdictions with prior year taxable losses.
The majority of the asset is in respect of Germany, Colombia and Brazil. It is considered more likely than not that there will be sufficient future taxable profits to realise these deferred tax assets, which for the most part arose on losses from a historic one-off transaction, and on existing provisions. The majority of deferred tax assets can be carried forward indefinitely. From the total recognised tax losses of $64 million, it is expected that $13 million will be utilised in the year ending 30 June 2025.
(e) Unrecognised deferred tax assets
The following table shows the tax value of tax losses which has not been recognised due to uncertainty over their utilisation in future periods. The gross value of those losses is $724 million (2023 – $796 million).

	2024 $ million	2023 re-presented $ million
Capital losses – indefinite	123	123
Trading losses – indefinite	31	31
Trading and capital losses – expiry dates up to 2033	33	50
	187	204
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
The aggregate amount of temporary differences in respect of investments in subsidiaries, branches, interests in associates and joint ventures for which deferred tax liabilities have not been recognised is approximately $26.3 billion (2023 – $25.0 billion).
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
Where the group has issued a put option over shares held by a non-controlling interest, the group derecognises the non-controlling interests and instead recognises a contingent deferred consideration liability for the estimated amount likely to be paid to the non-
controlling interest on the exercise of those options. Movements in the estimated liability in respect of put options are recognised in retained earnings.
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
Financial statements (continued)

(a) Acquisition of businesses
Fair value of net assets acquired and cash consideration paid in respect of the acquisition of subsidiaries in the three years ended
30 June 2024 were as follows:

Net assets acquired and consideration
	2024 $ million	2023 re-presented $ million	2022 re-presented $ million
Brands and other intangibles	—	402	157
Property, plant and equipment	—	28	—
Inventories	—	31	7
Other working capital	—	(2)	5
Deferred tax	—	(85)	(40)
Cash	—	—	2
Fair value of assets and liabilities	—	374	131
Goodwill arising on acquisition	—	109	91
Settlement of pre-existing relationship	—	—	(2)
Step acquisitions	—	(13)	(8)
Consideration payable	—	470	212
Satisfied by:
Cash consideration paid	—	(373)	(116)
Contingent consideration payable	—	(92)	(91)
Deferred consideration payable	—	(5)	(5)
	—	(470)	(212)
Cash consideration paid in respect of the acquisition of businesses and purchase of shares of non-controlling interests in the three years ended 30 June 2024 were as follows:

	Consideration
	2024 $ million	2023 re-presented $ million	2022 re-presented $ million
Acquisitions in the year - subsidiaries
Cash consideration paid	—	(373)	(116)
Cash acquired	—	—	2
Prior year acquisitions - subsidiaries
Contingent consideration paid for Casamigos	—	—	(113)
Other consideration	(6)	(31)	(51)
Investments in associates
Cash consideration paid - increase in ownership interest	(5)	(20)	(6)
Capital injection(1)	(128)	(92)	(80)
Net cash outflow on acquisition of businesses	(139)	(516)	(364)
Purchase of shares of non-controlling interests	(223)	(178)	—
Total net cash outflow	(362)	(694)	(364)
(1)Additional investments in a number of Distill Ventures associates.
Financial statements (continued)

Prior year acquisitions
On 10 March 2023, Diageo completed the acquisition of Kanlaon Limited and Chat Noir Co. Inc., (the owner of Don Papa Rum) to support Diageo’s participation in the super-premium dark rum segment for upfront cash consideration of €246 million ($261 million), deferred consideration of €4 million ($4 million) and contingent consideration of up to €178 million ($189 million) through to 2028 subject to certain financial performance targets, reflecting the brand’s expected growth potential. The fair value of the contingent consideration of €82 million ($87 million) was estimated by calculating the present value of the future expected cash flows which is dependent on management’s estimates in respect of the forecasting of future cash flows and the discount rates applicable to the future cash flows. The goodwill arising on the acquisition of Don Papa Rum represents expected revenue synergies and the acquired workforce. Don Papa Rum contributed $13 million to net sales and $18 million operating loss to the period, out of which $18 million is related to acquisition transaction and integration costs in the year ended 30 June 2023.
Diageo completed further acquisitions in the year ended 30 June 2023: (i) on 29 September 2022, the acquisition of the remaining issued share capital of Mr Black Spirits Pty Ltd, owner of Mr Black, the Australian premium cold brew coffee liqueur, that it did not already own; and (ii) on 2 November 2022, the acquisition of the entire issued share capital of Balcones Distilling, a Texas craft distiller and one of the leading producers of American single malt whiskey in the United States. The aggregate up-front cash consideration paid on completion of these transactions in the year ended 30 June 2023 was $112 million.
On 31 March 2022, Diageo acquired 100% equity interest in 21Seeds, to support Diageo's participation in the super premium flavoured tequila segment, for a total consideration of $82 million upfront in cash and a contingent consideration of up to $80 million linked to performance targets.
Diageo completed further acquisitions in the year ended 30 June 2022, including (i) on 27 January 2022, the acquisition of Casa UM, to expand Reserve portfolio with premium artisanal mezcal brand, Mezcal Unión and (ii) on 29 June 2022, the acquisition of Vivanda, owner of the technology behind 'What's your Whisky' platform and the Journey of Flavour experience at Johnnie Walker Princes
Street, to support Diageo's ambition to provide customised brand experiences across all channels. The aggregate upfront cash consideration paid on completion of these transactions in the year ended 30 June 2022 was $34 million. In addition, these transactions included provision for further contingent consideration of up to $24 million in aggregate, linked to performance targets and a further deferred consideration of $5 million.
Purchase of shares of non-controlling interests
On 16 January 2024, Diageo agreed with Combs Wine and Spirits LLC to purchase the 50% of the share capital of DeLeon Holdco
LLC that Diageo did not already own for a total consideration of $223 million, including transaction costs. In connection with this acquisition, the previously outstanding disputes between the shareholders were resolved and Diageo is now the 100% owner of the
DeLeón brand.
On 24 March 2023, Diageo completed the purchase of 14.97% of the share capital of EABL for an aggregate consideration of
KES 22,732 million ($173 million) in cash and transaction costs of $5 million. This took Diageo’s shareholding in EABL from
50.03% to 65%. EABL was already controlled and therefore consolidated prior to this transaction.
Transactions were recognised in retained earnings.
Financial statements (continued)

(b) Sale of businesses and brands
Cash consideration received and net assets disposed of in respect of sale of businesses and brands in the three years ended 30 June
2024 were as follows:

	Windsor business $ million	Other $ million	2024 $ million	2023 re- presented $ million	2022 re- presented $ million
Sale consideration
Cash received	112	4	116	604	131
(Cash)/overdraft disposed of	(20)	—	(20)	(16)	3
Transaction and other directly attributable costs paid	(4)	(5)	(9)	(29)	(32)
Net cash received	88	(1)	87	559	102
Deferred consideration receivable	32	—	32	—	—
Transaction and other directly attributable costs payable	(13)	(11)	(24)	(7)	(22)
	107	(12)	95	552	80
Net assets disposed of
Brands	(167)	—	(167)	—	—
Goodwill	—	—	—	—	(18)
Other non-current assets	(3)	—	(3)	(132)	(14)
Assets and liabilities held for sale	—	—	—	(87)	—
Inventories	(11)	—	(11)	(35)	(6)
Other working capital	3	—	3	85	21
Other borrowings	—	—	—	2	1
Corporate tax	2	—	2	(4)	(6)
Deferred tax	37	—	37	6	(3)
Post-employment benefit liabilities	—	—	—	5	—
	(139)	—	(139)	(160)	(25)
Impairment charge recognised up until the date of sale	—	—	—	(3)	—
Exchange recycled from other comprehensive income	(26)	—	(26)	(15)	(143)
(Loss)/gain on disposal before taxation	(58)	(12)	(70)	374	(88)
Taxation	1	—	1	(37)	(29)
(Loss)/gain on disposal after taxation	(57)	(12)	(69)	337	(117)
On 27 October 2023, Diageo completed the sale of Windsor Global Co., Ltd. to PT W Co., Ltd., a Korean company sponsored by Pine
Tree Investment & Management Co., Ltd. for a total consideration of KRW 206 billion ($152 million). The transaction resulted in a loss of $58 million in the year ended 30 June 2024, which was recognised as a non-operating item attributable to the sale, including cumulative translation losses in the amount of $26 million recycled to the income statement.
On 26 May 2023, Diageo completed the sale of Guinness Cameroun S.A., its brewery in Cameroon. The aggregate consideration for the disposal was $475 million, the disposed net assets of $79 million mainly included property, plant and equipment and trade and other payables. The transaction resulted in a non-operating exceptional gain of $343 million. The disposed Cameroon operations contributed net sales of $128 million (2022 – $165 million), and operating profit of $33 million (2022 – $36 million) in the year ended
30 June 2023.
On 30 September 2022, Diageo completed the sale of the Popular brands of its USL business. The aggregate consideration for the disposal was $97 million, the disposed net assets included net working capital of $34 million and brands of $23 million, and
$19 million goodwill was derecognised. The transaction resulted in a non-operating exceptional gain of $5 million. Popular brands contributed net sales of $43 million (2022 – $184 million), and operating profit of $6 million (2022 – $35 million) in the year ended
30 June 2023.
On 25 April 2022, Diageo sold its Ethiopian subsidiary, Meta Abo Brewery Share Company. A loss of $183 million was recognised as a non-operating item attributable to the sale, including cumulative translation losses in the amount of $143 million recycled to the income statement.
On 10 May 2022, Diageo completed the sale of the Picon brand for an upfront consideration of €117 million ($123 million). The gain of $112 million, net of disposal cost, was recognised as a non-operating item in the income statement.
Financial statements (continued)

In the year ended 30 June 2023, ZAR 74 million ($4 million) (2022 – ZAR 133 million ($8 million)) of deferred consideration was paid to Diageo in respect of the sale of United National Breweries. The disposal was completed on 1 April 2020 for an aggregate consideration of ZAR 600 million ($34 million) from which ZAR 378 million ($22 million) was deferred.
(c) Assets and liabilities held for sale

2024 $ million
Property, plant and equipment	52
Inventories	20
Trade and other receivables	10
Deferred tax asset	18
Cash	30
Assets held for sale	130
Trade and other payables	(44)
Corporate tax	(1)
Provisions	(3)
Liabilities held for sale	(48)
Total	82
On 11 June 2024, Diageo announced the agreement to sell its 58.02% shareholding in Guinness Nigeria plc to N-Seven Nigeria Ltd.,
part of the Tolaram group. The transaction is subject to among other things obtaining the requisite regulatory approvals in Nigeria. On completion, Guinness Nigeria plc will enter into long-term licence and royalty agreements for the continued production of the
Guinness brand and its locally manufactured Diageo ready-to-drink and mainstream spirits brands. The sale is considered to be highly probable as at 30 June 2024 and it is expected to be completed in the year ending 30 June 2025. Consequently, the impacted assets and liabilities were classified as held for sale on 30 June 2024 and measured at cost as the lower of cost and fair value less cost of disposal.
At 30 June 2024, cumulative translation losses recognised in exchange reserves were $176 million, which will be recycled to the income statement at the completion of the transaction.
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
Goodwill and intangible assets that are regarded as having indefinite useful economic lives are not amortised and are reviewed for impairment at least annually or when there is an indication that the assets may be impaired. Impairment reviews compare the net carrying value with the recoverable amount (where recoverable amount is the higher of fair value less costs of disposal and value in use) and in case the net carrying value exceeds the recoverable amount, an impairment charge is recognised. Amortisation and any impairment write downs are charged to other operating expenses in the income statement. It is reviewed at each reporting date whether there is any indication that an impairment loss recognised in prior periods for an asset other than goodwill either no longer exists or has decreased. Reversal of impairment loss is considered if the recoverable amount of the assets is constantly and significantly above the carrying value over an extended period. The increased carrying amount of an asset other than goodwill attributable to a reversal of an impairment loss shall not exceed the carrying amount that would have been determined (net of amortisation or depreciation) had no impairment loss been recognised for the asset in prior years. Any reversal of impairment loss is charged against the same income statement line on which the initial impairment was recorded.
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
Impairment reviews are carried out to ensure that intangible assets, including brands, are not carried at above their recoverable amounts. Value in use and fair value less costs of disposal are both considered for these reviews and any impairment charge is based on these. The tests are dependent on management’s estimates in respect of the forecasting of future cash flows, the discount rates applicable to the future cash flows and what expected growth rates are reasonable. Judgement is required in determining the cash-
generating units. Such estimates and judgements are subject to change as a result of changing economic conditions and actual cash flows may differ from forecasts.
Consideration of climate risk impact
The impact of climate risk on the future cash flows has also been considered for scenarios analysed in line with the climate change risk assessment. The climate change scenario analyses performed in 2024 – conducted in line with TCFD recommendations (‘Transition
Scenario’ (RCP 2.6), a ‘Moderate Warming’ Scenario (RCP 4.5) and a ‘Severe Warming Scenario (RCP 8.5)) – identified no material financial impact to the current year impairment assessments.
Financial statements (continued)

	Brands $ million	Goodwill $ million	Other intangibles $ million	Computer software $ million	Total $ million
Cost
At 30 June 2022 (re-presented)	10,815	3,640	2,021	893	17,369
Hyperinflation adjustment	102	75	—	—	177
Exchange differences	(144)	(168)	4	23	(285)
Additions	402	109	15	187	713
Disposals	—	—	—	(31)	(31)
Reclassification from/(to) asset held for sale	517	(35)	—	—	482
At 30 June 2023 (re-presented)	11,692	3,621	2,040	1,072	18,425
Hyperinflation adjustment	207	157	—	1	365
Exchange differences	(146)	(96)	(30)	22	(250)
Additions	—	—	17	150	167
Disposals	(647)	—	(16)	(20)	(683)
At 30 June 2024	11,106	3,682	2,011	1,225	18,024
Amortisation and impairment
At 30 June 2022 (re-presented)	1,261	872	105	730	2,968
Exchange differences	(15)	(42)	3	11	(43)
Amortisation for the year	—	—	20	48	68
Impairment	613	—	—	—	613
Disposals	—	—	—	(29)	(29)
Reclassification from/(to) asset held for sale	358	(16)	—	—	342
At 30 June 2023 (re-presented)	2,217	814	128	760	3,919
Exchange differences	(22)	(13)	(29)	24	(40)
Amortisation for the year	—	—	19	58	77
Impairment	128	21	—	—	149
Reversal of impairment	(379)	—	—	—	(379)
Disposals	(480)	—	(16)	(20)	(516)
At 30 June 2024	1,464	822	102	822	3,210
Carrying amount
At 30 June 2024	9,642	2,860	1,909	403	14,814
At 30 June 2023 (re-presented)	9,475	2,807	1,912	312	14,506
At 30 June 2022 (re-presented)	9,554	2,768	1,916	163	14,401
Financial statements (continued)

(a) Brands
The principal acquired brands, all of which are regarded as having indefinite useful economic lives, are as follows:

	Principal markets	2024 $ million	2023 re-presented $ million
Crown Royal whisky	United States	1,464	1,464
Captain Morgan rum	Global	1,201	1,201
Smirnoff vodka	Global	824	824
Johnnie Walker whisky	Global	790	787
Shui Jing Fang Chinese white spirit	Greater China	689	310
Casamigos tequila	United States	604	604
Yenì raki	Türkiye	426	313
McDowell's No.1 whisky, rum and brandy	India	382	386
Don Papa rum	Europe	353	355
Don Julio tequila	United States	277	296
Aviation American Gin	United States	264	264
Seagram's 7 Crown whiskey	United States	223	223
Signature whisky	India	219	222
Zacapa rum	Global	191	191
Black Dog whisky	India	186	188
Antiquity whisky	India	182	184
Gordon's gin	Europe	150	150
Bell's whisky	Europe	128	128
Other brands		1,089	1,385
		9,642	9,475
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
are treated as having indefinite lives for accounting purposes and are therefore not amortised.
(b) Goodwill
For the purposes of impairment testing, goodwill has been attributed to the following cash-generating units:

	2024 $ million	2023 re-presented $ million
North America	968	968
Europe
Türkiye	370	271
Asia Pacific
Greater China	158	157
India	838	848
Latin America and Caribbean – Mexico	189	203
Other cash-generating units	337	360
	2,860	2,807
Goodwill has arisen on the acquisition of businesses and includes synergies arising from cost savings, the opportunity to utilise
Diageo’s distribution network to leverage marketing of the acquired products and the extension of the group’s portfolio of brands in new markets around the world.
Financial statements (continued)

(c) Other intangibles
Other intangibles principally comprise distribution rights. Diageo owns the global distribution rights for Ketel One vodka products in perpetuity, and the Directors believe that it is appropriate to treat these rights as having an indefinite life for accounting purposes. The net book value at 30 June 2024 was $1,800 million (2023 – $1,800 million).
(d) Impairment testing
Impairment tests are performed annually, or more frequently if events or circumstances indicate that the carrying amount may not be recoverable. Recoverable amounts are calculated based on the value in use approach, also considering fair value less costs of disposal.
The value in use calculations are based on discounted forecast cash flows using the assumption that cash flows continue in perpetuity at the terminal growth rate of each country or region. The individual brands, other intangibles with indefinite useful lives and the associated property, plant and equipment are aggregated as separate cash-generating units. Separate tests are carried out for each cash-
generating unit and for each of the markets. Goodwill is attributed to each of the markets.
The key assumptions used for the value in use calculations are as follows:
Cash flows
Cash flows are forecasted for each cash-generating unit for the financial years based on management's approved plans and reflect the following assumptions:
–Cash flows are projected based on the actual operating results and a three-year strategic plan approved by management. Cash flows are extrapolated up to five years using expected growth rates in line with management’s best estimates. Growth rates reflect expectations of sales growth, operating costs and margin, based on past experience and external sources of information;
–The five-year forecast period is extended by up to an additional ten years at acquisition date for some intangible assets and goodwill when management believes that this period is justified by the maturity of the market and expects to achieve growth in excess of the terminal growth rate driven by Diageo’s sales, marketing and distribution expertise. These cash flows beyond the five-year period are projected using steady or progressively declining growth rates;
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
The pre-tax discount rates and terminal growth rates used for impairment testing are as follows:

	2024		2023
	Pre-tax discount rate %	Terminal growth rate %	Pre-tax discount rate %	Terminal growth rate %
North America – United States	9	2	9	2
Europe
United Kingdom	9	2	9	2
Türkiye	27	14	28	16
Asia Pacific
India	12	3	14	4
Greater China	10	2	11	2
Latin America and Caribbean
Mexico	13	3	13	3
In the year ended 30 June 2024, a reversal of an impairment charge of $379 million was recognised in exceptional operating items in respect of the Shui Jing Fang brand. The reversal increased the deferred tax liability by $95 million resulting in a net exceptional gain of $284 million of which $104 million was attributable to the non-controlling interest. The reversal is driven by a decrease in the pre-tax discount rate and an increase in the forecast cash flow assumptions for the brand primarily due to the continuation and acceleration of premiumisation driving sales growth in the baijiu category in China, the principal market of the brand. The net book value of the brand is $689 million that is recoverable based on its value in use.
Financial statements (continued)

In the year ended 30 June 2024, an impairment charge of $101 million in respect of the Chase brand, the related goodwill and tangible fixed assets was charged to operating exceptional items. The charge is mainly driven by the flavoured gin category slowdown in Great Britain. Value in use and fair value less costs of disposal methodologies were both considered to assess the recoverable amount. The impairment reduced the tax liability by $19 million resulting in a net exceptional loss of $82 million.
In the year ended 30 June 2024, an impairment charge of $54 million in respect of certain brands in the US ready to drink portfolio was recognised in exceptional operating items. The charge is mainly driven by the reduction in forecast cash flow assumptions due to the reprioritisation of the portfolio and the more challenging macroeconomic environment. Value in use and fair value less costs of disposal methodologies were both considered to assess the recoverable amount. The value in use that was calculated exceeded the fair value less costs of disposal. The brand impairment reduced the deferred tax liability by $13 million. The recoverable amount is
$49 million in respect of these US brands.
In the year ended 30 June 2023, an impairment charge of $517 million in respect of the McDowell's brand and $29 million in respect of the Director’s Special brand were recognised in exceptional operating items, based on their value in use. The brand impairment reduced the deferred tax liability by $137 million.
In the year ended 30 June 2023, an additional impairment charge of $67 million was recognised in exceptional operating items in respect of some brands where book value was not recoverable. The brand impairment reduced the deferred tax liability by $17 million.
(e) Sensitivity to change in key assumptions
Impairment testing for the year ended 30 June 2024 has identified the following cash-generating units as being sensitive to reasonably possible changes in assumptions.
The table below shows the headroom at 30 June 2024 and the impairment charge that would be required if the assumptions in the calculation of their value in use were changed:

	Carrying value of CGU $ million	Headroom $ million	8pps decrease in annual growth rate in forecast period 2025-2030 $ million
Aviation American Gin	268	69	(108)
.
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
Government grants
Government grants are not recognised until there is reasonable assurance that the group will comply with the conditions pursuant to which they have been granted and that the grants will be received. Government grants in respect of property, plant and equipment are deducted from the asset that they relate to, reducing the depreciation expense charged to the income statement.
Financial statements (continued)

	Land and buildings $ million	Plant and equipment $ million	Fixtures and fittings $ million	Returnable bottles and crates $ million	Under construction $ million	Total $ million
Cost
At 30 June 2022 (re-presented)	3,210	6,365	150	656	1,053	11,434
Hyperinflation adjustment	6	13	1	—	5	25
Exchange differences	(66)	(138)	—	(39)	30	(213)
Acquisitions	9	16	—	3	—	28
Sale of businesses	(42)	(180)	(5)	(66)	(4)	(297)
Additions	133	257	16	60	998	1,464
Disposals	(78)	(170)	(15)	(126)	(2)	(391)
Transfers	175	286	15	33	(509)	—
Reclassification from assets held for sale	3	—	2	—	—	5
At 30 June 2023 (re-presented)	3,350	6,449	164	521	1,571	12,055
Hyperinflation adjustment	48	70	2	12	16	148
Exchange differences	(74)	(123)	(3)	(24)	(50)	(274)
Sale of businesses	(1)	(14)	(3)	—	—	(18)
Additions	207	383	15	30	911	1,546
Disposals	(57)	(189)	(9)	(19)	(9)	(283)
Transfers	169	679	11	13	(872)	—
Reclassification to assets held for sale	(25)	(97)	—	(19)	(4)	(145)
At 30 June 2024	3,617	7,158	177	514	1,563	13,029
Depreciation
At 30 June 2022 (re-presented)	907	2,921	94	436	—	4,358
Exchange differences	(8)	(95)	—	(22)	—	(125)
Depreciation charge for the year	150	323	16	40	—	529
Exceptional accelerated depreciation and impairment	38	49	—	—	—	87
Sale of businesses	(26)	(96)	(2)	(41)	—	(165)
Disposals	(75)	(156)	(13)	(124)	—	(368)
Reclassification from assets held for sale	—	—	1	—	—	1
At 30 June 2023 (re-presented)	986	2,946	96	289	—	4,317
Exchange differences	(20)	(69)	(3)	(15)	—	(107)
Depreciation charge for the year	175	365	23	37	—	600
Exceptional accelerated depreciation and impairment	9	36	1	—	—	46
Sale of businesses	(1)	(13)	(3)	—	—	(17)
Disposals	(43)	(156)	(9)	(20)	—	(228)
Reclassification to assets held for sale	(8)	(72)	—	(11)	—	(91)
At 30 June 2024	1,098	3,037	105	280	—	4,520
Carrying amount
At 30 June 2024	2,519	4,121	72	234	1,563	8,509
At 30 June 2023 (re-presented)	2,364	3,503	68	232	1,571	7,738
At 30 June 2022 (re-presented)	2,303	3,444	56	220	1,053	7,076

The net book value of land and buildings comprises freeholds of $1,970 million (2023 – $1,870 million), long leaseholds of $3 million
(2023 – $3 million) and short leaseholds of $546 million (2023 – $491 million). Depreciation was not charged on $182 million (2023
– $177 million) of land.
Property, plant and equipment is net of a government grant of $185 million (2023 – $185 million) received in prior years in respect of the construction of a rum distillery in the US Virgin Islands.
Financial statements (continued)

11. Biological assets
Accounting policies
Biological assets held by the group consist of agave (Agave Azul Tequilana Weber) plants. The harvested plants are used during the production of tequila. The maturity cycle of agave ranges between six and eight years; based on this, biological assets are classified as mature and immature. Mature biological assets are measured at fair value less costs to sell on initial recognition and at the end of each reporting period based on the present value of future cash flows discounted at an appropriate rate for Mexico (income approach as per
IFRS 13). Immature biological assets are plants that have not reached the point of maturity because their sugar content yield and weight is not enough to be harvested and there is no active market for such plants; consequently the Company accounts for these assets by applying fair valuation using the cost approach (replacement cost).
Changes in biological assets were as follows:

Biological assets $ million
Fair value
At 30 June 2022 (re-presented)	114
Exchange differences	27
Transferred to inventories	(10)
Fair value change	—
Farming cost capitalised	66
At 30 June 2023 (re-presented)	197
Exchange differences	(13)
Transferred to inventories	(23)
Fair value change	(17)
Farming cost capitalised	55
At 30 June 2024	199
At 30 June 2024, the number of agave plants was approximately 32 million (2023 – 37 million), ranging from new plantations up to eight year-old plants.
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
The group recognises services associated with a lease as other operating expenses. Payments associated with leases where the value of the asset when it is new is lower than $5,000 (leases of low value assets) and leases with a lease term of 12 months or less (short-
term leases) are recognised as other operating expenses. A judgement in calculating the lease liability at initial recognition includes determining the lease term where extension or termination options exist. In such instances, any economic incentive to retain or end a lease are considered and extension periods are only included when it is considered reasonably certain that an option to extend a lease will be exercised.
Financial statements (continued)

(a) Movement in right-of-use assets
The company principally leases warehouses, office buildings, plant and machinery, cars and distribution vehicles in the ordinary course of business.

	Land and buildings $ million	Plant and equipment $ million	Total $ million
At 30 June 2022 (re-presented)	426	257	683
Exchange differences	13	(18)	(5)
Additions	53	45	98
Reclassification from assets held for sale	2	1	3
Derecognition due to disposal of business	(1)	(1)	(2)
Depreciation	(67)	(47)	(114)
At 30 June 2023 (re-presented)	426	237	663
Exchange differences	(6)	(3)	(9)
Additions	106	60	166
Disposal	(11)	(2)	(13)
Depreciation	(71)	(50)	(121)
At 30 June 2024	444	242	686
(b) Lease liabilities

	2024 $ million	2023 re-presented $ million
Current lease liabilities	(95)	(94)
Non-current lease liabilities	(509)	(470)
	(604)	(564)
The future cash outflows, which are not included in lease liabilities on the balance sheet, in respect of extension and termination options which are not reasonably expected to be exercised are estimated at $262 million (2023 – $329 million).
(c) Amounts recognised in the consolidated income statement
In the year ended 30 June 2024, other external charges (within other operating items) included $70 million (2023 – $69 million) in respect of leases of low value assets and short-term leases and $8 million (2023 – $5 million) in respect of variable lease payments.
Refer to note 5 for further information relating to the interest expense on lease liabilities.
The total cash outflow for leases in the year ended 30 June 2024 was $209 million (2023 – $209 million).
Financial statements (continued)

13. Other investments
Accounting policies
Other investments are equity investments that are not classified as investments in associates or joint arrangements nor investments in subsidiaries. They are included in non-current assets. Subsequent to initial measurement, other investments are stated at fair value.
Gains and losses arising from the changes in fair value are recognised in the income statement or in other comprehensive income on a case-by-case basis. Accumulated gains and losses included in other comprehensive income are not recycled to the income statement.
Dividends from other investments are recognised in the consolidated income statement.
Loans receivable are non-derivative financial assets that are not classified as equity investments. They are subsequently measured either at amortised cost using the effective interest method less allowance for impairment or at fair value with gains and losses arising from changes in fair value recognised in the income statement or in other comprehensive income that are recycled to the income statement on the de-recognition of the asset. Allowances for expected credit losses are made based on the risk of non-payment taking into account ageing, previous experience, economic conditions and forward-looking data. Such allowances are measured as either 12-
months expected credit losses or lifetime expected credit losses depending on changes in the credit quality of the counterparty.

	Loans $ million	Other investments $ million	Total $ million
Cost less allowances or fair value
At 30 June 2022 (re-presented)	21	24	45
Additions	23	11	34
Repayments and disposals	(3)	—	(3)
Fair value adjustment	—	(5)	(5)
Capitalised interest	2	—	2
Impairment charged during the year	—	(2)	(2)
At 30 June 2023 (re-presented)	43	28	71
Additions	18	9	27
Repayments and disposals	(17)	—	(17)
Fair value adjustment	—	(3)	(3)
Capitalised interest	5	—	5
Impairment reversed/(charged) during the year	14	(3)	11
At 30 June 2024	63	31	94
At 30 June 2024, loans comprise $6 million (2023 – $7 million; 2022 – $7 million) of loans to customers and other third parties, after allowances of $138 million (2023 – $152 million; 2022 – $156 million), and $57 million (2023 – $36 million; 2022 – $14 million) of loans to associates.
Financial statements (continued)

14. Post-employment benefits
Accounting policies
The group’s principal post-employment funds are defined benefit plans. In addition, the group has defined contribution plans, unfunded post-employment medical benefit liabilities and other unfunded defined benefit post-employment liabilities. For post-
employment plans other than defined contribution plans, the amount charged to operating profit is the cost of accruing pension benefits promised to employees over the year, plus any changes arising on benefits granted to members by the group during the year.
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
Diageo determines the assumptions on a country-by-country basis in conjunction with its actuaries. Estimates are required in respect of uncertain future events, including the life expectancy of members of the funds, salary and pension increases, future inflation rates, discount rates and employee and pensioner demographics. The application of different assumptions could have a significant effect on the amounts reflected in the income statement, other comprehensive income and the balance sheet. There may be interdependencies between the assumptions.
Where there is an accounting surplus on a defined benefit plan, management judgement is necessary to determine whether the group can obtain economic benefits through a refund of the surplus or by reducing future contributions to the plan.
(a) Post-employment benefit plans
The group operates a number of pension plans throughout the world, devised in accordance with local conditions and practices.
Diageo's most significant plans are defined benefit plans and are funded by payments to separately administered trusts or insurance companies. The group also operates a number of plans that are generally unfunded, primarily in the United States, which provide to employees post-employment medical benefits.
The principal plans are in the United Kingdom, Ireland and the United States where benefits are based on employees’ length of service and salary. All valuations were performed by independent actuaries using the projected unit credit method to determine pension costs.
The most recent funding valuations of the significant defined benefit plans were carried out as follows:

Principal plans	Date of valuation
United Kingdom(1)	1 April 2021
Ireland(2)	31 December 2021
United States	1 January 2023
(1)The Diageo Pension Scheme (DPS, the UK Scheme) closed to new members in November 2005. Employees who joined Diageo in the United Kingdom between
November 2005 and January 2018, were eligible to become members of the Diageo Lifestyle Plan (a cash balance defined benefit plan) which was merged into the
DPS in July 2023.Since January 2018, new employees have been eligible to become members of a master trust defined contribution plan. The latest valuation as at
1 April 2024 is currently underway and will be finalised during the course of the next financial year.
(2) The Guinness Ireland Group Pension Scheme (GIGPS, the Irish scheme) closed to new members in May 2013. Employees who have joined Diageo in Ireland since the defined benefit scheme closed have been eligible to become members of a master trust defined contribution plan.
The assets of the UK and Irish pension plans are held in separate trusts administered by trustees who are required to act in the best interests of the plans’ beneficiaries. For DPS, the trustee is Diageo Pension Trust Limited. As required by legislation, one-third of the directors of the Trust are nominated by the members of the DPS, member nominated directors are appointed from both the pensioner member community and the active member community. For the Irish Scheme, Diageo Ireland makes three nominations and appoints three further candidates nominated by representative groupings.
Financial statements (continued)

The amounts charged to the consolidated income statement and statement of comprehensive income for the group’s defined benefit plans for the three years ended 30 June 2024 are as follows:

	2024 $ million	2023 re-presented $ million	2022 re-presented $ million
Current service cost and administrative expenses	(82)	(91)	(142)
Past service gains/(losses) – ordinary activities	3	(1)	46
Gains on curtailments and settlements	—	2	44
Charge to operating profit	(79)	(90)	(52)
Net finance income in respect of post-employment plans	37	53	13
Charge before taxation(1)	(42)	(37)	(39)
Actual returns less amounts included in finance income	(168)	(1,722)	(1,904)
Experience gains/(losses)	24	(273)	(46)
Changes in financial assumptions	20	1,150	2,837
Changes in demographic assumptions	43	65	(53)
Other comprehensive (loss)/income	(81)	(780)	834
Changes in the surplus restriction	5	9	(15)
Total other comprehensive (loss)/income	(76)	(771)	819
(i) The year ended 30 June 2022 includes settlement gains of $36 million in respect of the Enhanced Transfer Values (ETV) exercise carried out in the Irish Schemes and past service gains of $37 million as a result of the changes of the benefits in the Irish Scheme.
1) The (charge)/income before taxation is in respect of the following countries:

	2024 $ million	2023 re-presented $ million	2022 re-presented $ million
United Kingdom	5	19	(37)
Ireland	3	1	61
United States	(35)	(38)	(42)
Other	(15)	(19)	(21)
	(42)	(37)	(39)
In addition to the charge in respect of defined benefit post-employment plans, contributions to the group’s defined contribution plans were $62 million (2023 – $53 million; 2022 – $44 million).
Financial statements (continued)

The movements in the plan assets and liabilities for the two years ended 30 June 2024 are set out below:

	Plan assets $ million	Plan liabilities $ million	Net surplus $ million
At 30 June 2022 (re-presented)	10,163	(8,753)	1,410
Exchange differences	267	(238)	29
Disposals	—	5	5
Income/(charge) before taxation	357	(394)	(37)
Other comprehensive (loss)/income(1)	(1,722)	942	(780)
Contributions by the group	121	—	121
Employee contributions	5	(5)	—
Benefits paid	(567)	567	—
At 30 June 2023 (re-presented)	8,624	(7,876)	748
Exchange differences	(5)	4	(1)
Income/(charge) before taxation	383	(425)	(42)
Other comprehensive (loss)/income(1)	(168)	87	(81)
Contributions by the group	97	—	97
Settlements	(43)	43	—
Employee contributions	2	(2)	—
Benefits paid	(473)	473	—
At 30 June 2024	8,417	(7,696)	721
(1)  Excludes surplus restriction.
The plan assets and liabilities by type of post-employment benefit and country are as follows:

	2024		2023 (re-presented)
	Plan assets $ million	Plan liabilities $ million	Plan assets $ million	Plan liabilities $ million
Pensions
United Kingdom	5,654	(5,028)	5,771	(5,094)
Ireland	1,954	(1,595)	1,999	(1,650)
United States	569	(534)	555	(516)
Other	216	(241)	227	(244)
Post-employment medical	3	(266)	3	(288)
Other post-employment	21	(32)	69	(84)
	8,417	(7,696)	8,624	(7,876)
The balance sheet analysis of the post-employment plans is as follows:

	2024		2023 (re-presented)
	Non- current assets(1) $ million	Non- current liabilities $ million	Non- current assets(1) $ million	Non- current liabilities $ million
Funded plans	1,146	(152)	1,210	(167)
Unfunded plans	—	(277)	—	(304)
	1,146	(429)	1,210	(471)
(1)  Includes surplus restriction of $4 million (2023 – $9 million).
The disclosures have been prepared in accordance with IFRIC 14. In particular, where the calculation for a plan results in a surplus, the recognised asset is limited to the present value of any available future refunds from the plan or reductions in future contributions to the plan, and any additional liabilities are recognised as required. At 30 June 2024, the DPS had a net surplus of $689 million (2023 –
$742 million; 2022 – $1,421 million) and the GIGPS had a net surplus of $332 million (2023 – $328 million; 2022 –$267 million) and other schemes in a surplus totalled $125 million (2023 – $140 million; 2022 – $191 million). The DPS and GIGPS surpluses have
Financial statements (continued)

been recognised, with no provision made against them, as they are expected to be recoverable through a combination of a reduction in future cash contributions or ultimately via a cash refund when the last member’s obligations have been met.
(b) Principal risks and assumptions
The material post-employment plans are not exposed to any unusual, entity-specific or scheme-specific risks but there are general risks:
Inflation – The majority of the plans’ obligations are linked to inflation. Higher inflation will lead to increased liabilities which is partially offset by the plans holding inflation linked gilts, swaps and caps against the level of inflationary increases.
Interest rate – The plan liabilities are determined using discount rates derived from yields on AA-rated corporate bonds. A decrease in corporate bond yields will increase plan liabilities though this will be partially offset by an increase in the value of the bonds held by the post-employment plans.
Mortality – The majority of the obligations are to provide benefits for the life of the members and their partners, so any increase in life expectancy will result in an increase in the plans’ liabilities.
Asset returns – Assets held by the pension plans are invested in a diversified portfolio including equities, bonds and other assets.
Volatility in asset values will lead to movements in the net deficit/surplus reported in the consolidated balance sheet for post-
employment plans which in addition will also impact the post-employment expense in the consolidated income statement.
The following weighted average assumptions were used to determine the group’s deficit/surplus in the main post-employment plans at 30 June in the relevant year. The assumptions used to calculate the charge/credit in the consolidated income statement for the year ending 30 June are based on the assumptions disclosed as at the previous 30 June.

	United Kingdom			Ireland			United States(1)
	2024%	2023%	2022%	2024%	2023%	2022%	2024%	2023%	2022%
Rate of general increase in salaries(2)	3.6	3.7	3.6	3.7	3.9	3.8	—	—	—
Rate of increase to pensions in payment	2.8	2.9	2.9	2.2	2.3	2.2	—	—	—
Rate of increase to deferred pensions	2.6	2.7	2.6	2.2	2.4	2.3	—	—	—
Discount rate for plan liabilities	5.1	5.2	3.8	3.6	3.6	3.2	5.3	4.9	4.4
Inflation – CPI	2.6	2.7	2.6	2.3	2.5	2.4	2.3	2.2	2.3
Inflation – RPI	3.1	3.2	3.1	—	—	—	—	—	—
(1) The salary increase assumption in the United States is not a significant assumption as only a minimal amount of members’ pension entitlement is dependent on a member’s projected final salary.
(2)  The salary increase assumptions include an allowance for age-related promotional salary increases.
For the principal UK and Irish pension funds, the table below illustrates the expected age at death of an average worker who retires currently at the age of 65, and one who is currently aged 45 and subsequently retires at the age of 65:

	United Kingdom(1)			Ireland(2)			United States
	2024 Age	2023 Age	2022 Age	2024 Age	2023 Age	2022 Age	2024 Age	2023 Age	2022 Age
Retiring currently at age 65
Male	86.8	86.8	87.1	87.2	87.2	87.7	85.7	85.6	85.5
Female	88.4	88.4	88.7	89.7	89.6	90.0	87.4	87.2	87.2
Currently aged 45, retiring at age 65
Male	88.1	88.1	88.5	88.8	88.8	89.3	87.2	87.1	87.0
Female	90.5	90.4	90.7	91.4	91.3	91.7	88.9	88.7	88.6
(1) Based on the CMI’s S3 mortality tables with scaling factors based on the experience of the plan and where people live, with suitable future improvements.
(2) Based on the CMI's S3 mortality tables with scaling factors based on the experience of the plan, with suitable future improvements.
Financial statements (continued)

For the significant assumptions, the following sensitivity analysis estimates the potential impacts on the consolidated income statement for the year ending 30 June 2025 and on the plan liabilities at 30 June 2024:

	United Kingdom			Ireland			United States
Benefit/(cost)	Operating profit $ million	Profit after taxation $ million	Plan liabilities(1) $ million	Operating profit $ million	Profit after taxation $ million	Plan liabilities(1) $ million	Operating profit $ million	Profit after taxation $ million	Plan liabilities(1) $ million
Effect of 0.5% increase in discount rate	2	16	307	1	6	101	2	2	27
Effect of 0.5% decrease in discount rate	(2)	(16)	(339)	(1)	(5)	(112)	(2)	(2)	(30)
Effect of 0.5% increase in inflation	(2)	(9)	(201)	—	(2)	(62)	(1)	(1)	(10)
Effect of 0.5% decrease in inflation	2	9	200	—	3	73	1	1	9
Effect of one year increase in life expectancy	—	(6)	(162)	—	(2)	(67)	—	(1)	(17)

(1) The estimated effect on the liabilities excludes the impact of any interest rate and inflation swaps held by the pension plans.
(i)The sensitivity analyses above have been determined based on reasonably possible changes of the respective assumptions and may not be representative of the actual change. Each sensitivity is calculated on a change in the key assumption while holding all other assumptions constant. The sensitivity to inflation includes the impact on all inflation linked assumptions (e.g. pension increases and salary increases where appropriate).
(c) Investment and hedging strategy
The investment strategy for the group’s funded post-employment plans is determined locally by the trustees of the plan and/or Diageo, as appropriate, and it takes account of the relevant statutory requirements. The objective of the investment strategy is to achieve a target rate of return in excess of the movement on the liabilities, whilst taking an acceptable level of investment risk relative to the liabilities. This objective is implemented by using the funds of the plans to invest in a variety of asset classes that are expected over the long-term to deliver a target rate of return. The majority of the investment strategies have significant amounts allocated to bonds in order to provide protection against adverse movements in the liabilities of the plans. This includes corporate bonds and bonds held under sale and repurchase agreements (repos) whereby the bond is provided as security for bank funding to enable the acquisition of additional bonds to increase the level of protection provided. Repos are fully collateralised short-term agreements (typically up to 12 months in duration) and are a well-recognised investment practice as part of a risk management programme against interest rates or inflation risks. Under the UK Scheme, a significant amount of the repos are less than 3 months in duration. At 30 June 2024, approximately 95% and 100% (2023 – 97% and 98%) of the UK Scheme’s liabilities measured on the Trustee's funding basis
(gilts+50bp) were protected against future adverse movements in interest rates and inflation respectively through the combined effect of bonds and swaps. At 30 June 2024, approximately 90% and 112% (2023 – 92% and 112%) of the Irish plans’ liabilities measured on the Trustee's funding basis (euro-swaps+50bp) were protected against future adverse movements in interest rates and inflation respectively through the combined effect of bonds and swaps.
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
Financial statements (continued)

An analysis of the fair value of the plan assets is as follows:

	2024
	United Kingdom $ million		Ireland $ million		United States and other $ million		Total $ million
	Quoted	Unquoted	Quoted	Unquoted	Quoted	Unquoted	Quoted	Unquoted	Total
Equities	1	1,121	—	330	80	129	81	1,580	1,661
Bonds
Fixed-interest government	943	25	—	60	62	10	1,005	95	1,100
Inflation-linked government	2,112	495	—	111	—	2	2,112	608	2,720
Investment grade corporate	—	503	—	623	21	311	21	1,437	1,458
Non-investment grade	4	448	5	346	—	146	9	940	949
Loan securities	—	421	—	107	—	—	—	528	528
Liability Driven Investment (LDI)	—	—	—	124	—	—	—	124	124
Property - unquoted	—	551	—	54	—	1	—	606	606
Hedge funds	—	—	—	—	—	6	—	6	6
Interest rate and inflation swaps	—	(1,126)	36	65	—	—	36	(1,061)	(1,025)
Cash and other	20	136	28	65	—	41	48	242	290
Total bid value of assets	3,080	2,574	69	1,885	163	646	3,312	5,105	8,417

	2023 (re-presented)
	United Kingdom $ million		Ireland $ million		United States and other $ million		Total $ million
	Quoted	Unquoted	Quoted	Unquoted	Quoted	Unquoted	Quoted	Unquoted	Total
Equities	15	1,155	—	365	81	125	96	1,645	1,741
Bonds
Fixed-interest government	739	189	—	8	60	10	799	207	1,006
Inflation-linked government	1,286	1,393	—	121	2	2	1,288	1,516	2,804
Investment grade corporate	—	37	—	413	26	285	26	735	761
Non-investment grade	27	364	7	234	2	168	36	766	802
Loan securities	17	664	—	106	—	—	17	770	787
Liability Driven Investment (LDI)	—	—	—	102	—	—	—	102	102
Property - unquoted	36	582	—	79	—	1	36	662	698
Hedge funds	—	—	—	15	—	6	—	21	21
Interest rate and inflation swaps	—	(1,224)	129	(22)	—	—	129	(1,246)	(1,117)
Cash and other	128	363	6	436	—	86	134	885	1,019
Total bid value of assets	2,248	3,523	142	1,857	171	683	2,561	6,063	8,624
(i)The analyses of the fair value of plan assets has been amended to reflect the underlying asset categories of repurchase agreements. The presentation of fair value of the plan assets for the year ended 30 June 2023 has been aligned with the presentation provided for the year ended 30 June 2024.
(ii)The asset classes include some cash holdings that are temporary. This cash is likely to be invested imminently and so has been included in the asset class where it is anticipated to be invested in the long-term.
(iii)For the year ended 30 June 2024 the analyses of asset categories above includes $1,626 million (2023 - $2,213 million) in the United Kingdom, $1,060 million
(2023 - $1,065 million) in Ireland and $572 million (2023 - $558 million) in the United States held in unquoted pooled investment vehicles.
Total cash contributions by the group to all post-employment plans in the year ending 30 June 2025 are estimated to be approximately $55 million.
Financial statements (continued)

(d) Deficit funding arrangements
UK plans
In the year ended 30 June 2011 the group established a Pension Funding Partnership (PFP) in respect of the UK Scheme. Whisky inventory was transferred into the partnership but the group retains control over the partnership which at 30 June 2024 held inventory with a book value of $648 million (2023 – $923 million). The partnership is fully consolidated in the group financial statements. The
UK Scheme has a limited interest in the partnership and, as a partner, is entitled to a distribution from the profits of the partnership.
The arrangement is expected to cease in 2030, and contributions to the UK scheme in any year will be dependent on the funding position of the UK scheme at the previous 31 March. Given the surplus funding position in the DPS, there were no contributions to the
DPS in the years ended 30 June 2024 and 30 June 2023.
In 2030, the group will be required, dependent upon the funding position of the UK Scheme at that time, to pay an amount not greater than the actuarial deficit at that time, up to a maximum of £430 million ($542 million) in cash, to purchase the UK Scheme’s interest in the partnership. If the UK Scheme is in surplus at an actuarial triennial valuation excluding the value of the PFP, then the group can exit the PFP with the agreement of the trustees.
Irish plans
The 31 December 2021 triennial actuarial valuation of the Guinness Ireland Group Pension Scheme was completed during the year ended 30 June 2023 showing the Scheme is fully funded on the Trustee’s ongoing funding basis and the statutory minimum funding standard basis. Given the fully funded position, no deficit contributions were payable in the years ended 30 June 2024 and 30 June
2023.The company has agreed with the Trustee on conditional contributions if there is a deficit in the Scheme on any of the next three valuation dates. These conditional contributions shall be payable over the 3 years following the valuation and the aggregate payment will be equal to the ongoing deficit disclosed, subject to the caps set out below:

	Valuation date
	31 December 2024		31 December 2027		31 December 2030
	€ million	$ million	€ million	$ million	€ million	$ million
Maximum conditional contribution	35	33	39	36	39	36
(e) Timing of benefit payments
The following table provides information on the timing of the benefit payments and the average duration of the defined benefit obligations and the distribution of the timing of benefit payments:

	United Kingdom		Ireland		United States
	2024 $ million	2023 re-presented $ million	2024 $ million	2023 re-presented $ million	2024 $ million	2023 re-presented $ million
Maturity analysis of benefits expected to be paid
Within one year	311	382	88	92	64	72
Between 1 to 5 years	1,225	1,373	441	462	216	219
Between 6 to 15 years	3,123	3,073	870	916	456	417
Between 16 to 25 years	2,948	2,827	748	813	297	260
Beyond 25 years	3,378	3,357	816	941	230	236
Total	10,985	11,012	2,963	3,224	1,263	1,204
	years	years	years	years	years	years
Average duration of the defined benefit obligation	14	14	14	14	9	9
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
Financial statements (continued)

15. Working capital
Accounting policies
Inventories are stated at the lower of cost and net realisable value. Cost includes raw materials, direct labour and expenses, an appropriate proportion of production and other overheads, but not borrowing costs. Cost is calculated at the weighted average cost incurred in acquiring inventories. All maturing inventories and raw materials are classified as current assets, as they are expected to be realised in the normal operating cycle which can be a period of several years.
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
(a) Inventories

	2024 $ million	2023 re-presented $ million
Raw materials and consumables	639	684
Work in progress	118	166
Maturing inventories	7,832	7,300
Finished goods and goods for resale	1,131	1,503
	9,720	9,653
Maturing inventories include whisk(e)y, rum, tequila and Chinese white spirits. The following amounts of inventories can be utilised after more than one year:

	2024 $ million	2023 re-presented $ million
Raw materials and consumables	19	29
Maturing inventories	5,885	5,119
	5,904	5,148
Inventories are disclosed net of provisions for obsolescence, an analysis of which is as follows:

	2024 $ million	2023 re-presented $ million	2022 re-presented $ million
Balance at beginning of the year	128	113	133
Exchange differences	(3)	(27)	(8)
Income statement charge	51	66	8
Utilised	(47)	(23)	(18)
Sale of businesses	(5)	(1)	(2)
	124	128	113
Financial statements (continued)

(b) Trade and other receivables

	2024		2023 (re-presented)
	Current assets $ million	Non-current assets $ million	Current assets $ million	Non-current assets $ million
Trade receivables	2,674	—	2,534	—
Interest receivable	31	—	15	—
VAT recoverable and other prepaid taxes	227	17	342	19
Other receivables	240	14	205	16
Prepayments	274	7	288	4
Accrued income	41	—	43	—
	3,487	38	3,427	39
At 30 June 2024, approximately 21%, 16% and 9% of the group’s trade receivables of $2,674 million are due from counterparties based in the United States, India and United Kingdom, respectively. Accrued income primarily represents amounts receivable from customers in respect of performance obligations satisfied but not yet invoiced.
The aged analysis of trade receivables, net of expected credit loss allowance, is as follows:

	2024 $ million	2023 re-presented $ million
Not overdue	2,490	2,479
Overdue 1 – 30 days	43	32
Overdue 31 – 60 days	31	8
Overdue 61 – 90 days	27	4
Overdue 91 – 180 days	71	7
Overdue more than 180 days	12	4
	2,674	2,534
Increase in overdue balances in the year ended 30 June 2024 was driven by receivables against institutional customers with low credit risk in certain countries.
Trade and other receivables are disclosed net of expected credit loss allowance for doubtful debts, an analysis of which is as follows:

	2024 $ million	2023 re-presented $ million	2022 re-presented $ million
Balance at beginning of the year	112	143	154
Exchange differences	(3)	(10)	(12)
Income statement (release)/charge	8	(4)	28
Written off	(22)	(17)	(27)
	95	112	143
Financial statements (continued)

(c) Trade and other payables

	2024		2023 (re-presented)
	Current liabilities $ million	Non-current liabilities $ million	Current liabilities $ million	Non-current liabilities $ million
Trade payables	3,071	—	3,351	—
Interest payable	358	—	299	—
Tax and social security excluding income tax	724	—	796	—
Other payables	499	304	544	463
Accruals	1,564	—	1,549	—
Deferred income	84	—	92	—
Dividend payable	31	—	29	—
Dividend payable to non-controlling interests	23	—	18	—
	6,354	304	6,678	463
Interest payable at 30 June 2024 includes interest on non-derivative financial instruments of $291 million (2023 – $274 million).
Accruals at 30 June 2024 include $764 million (2023 – $707 million) accrued discounts attributed to sales recognised. Deferred income represents amounts paid by customers in respect of performance obligations not yet satisfied. The amount of contract liabilities recognised as revenue in the current year is $92 million (2023 – $109 million). Non-current liabilities include the net present value of contingent consideration in respect of prior acquisitions of $231 million (2023 – $369 million). For further information on contingent consideration, please refer to note 16 (g).
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
flows or cash flows from investing activities, when related to the acquisition of non-current assets. At 30 June 2024, the amount that has been subject to SCF and accounted for as trade payables was $847 million (2023 – $916 million).
(d) Provisions

	Thalidomide $ million	Other $ million	Total $ million
At 30 June 2023 (re-presented)	212	244	456
Exchange differences	—	(3)	(3)
Provisions charged during the year	—	61	61
Provisions utilised during the year	(17)	(103)	(120)
Transfers from other payables	—	(5)	(5)
Unwinding of discounts	6	2	8
At 30 June 2024	201	196	397
Current liabilities	17	80	97
Non-current liabilities	184	116	300
	201	196	397

Provisions have been established in respect of the discounted value of the group’s commitment to the UK and Australian Thalidomide
Trusts. These provisions will be utilised over the period of the commitments up to 2037.
The largest item in other provisions at 30 June 2024 is $54 million (2023 – $64 million) in respect of deferred employee compensation plans which will be utilised when employees leave the group.
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
Other financial liabilities are carried at amortised cost unless they are part of a fair value hedge relationship when the amortised cost of the financial liabilities are adjusted with the fair value change attributable to the risk being hedged from the inception of the hedge relationship. The difference between the initial carrying amount of the financial liabilities and their redemption value is recognised in the income statement over the contractual terms using the effective interest rate method. Financial liabilities in respect of the Zacapa acquisition are recognised at fair value.
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
Derivative instruments designated in hedge relationship are included in other financial assets and liabilities on the consolidated balance sheet. The effectiveness of such hedges is assessed at inception and at least on a quarterly basis, using prospective testing.
Methods used for testing effectiveness include critical terms, regression analysis and hypothetical derivative models.
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
Cash flow hedges are used to hedge the foreign currency risk of highly probable future foreign currency cash flows, the commodity price risk of highly probable future transactions, as well as the cash flow risk from changes in exchange or interest rates. The effective portion of the gain or loss on the hedges is recognised in other comprehensive income, while any ineffective part is recognised in the income statement. Amounts recorded in other comprehensive income are recycled to the income statement in the same period in which the underlying foreign currency, commodity or interest exposure affects the income statement. When a hedge relationship no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity is either transferred to the income statement or amortised over its remaining life using the effective interest rate method.
Net investment hedges utilise either foreign currency borrowings or derivatives as hedging instruments. Foreign exchange differences arising on translation of net investments are recorded in other comprehensive income and included in the exchange reserve. Liabilities used as hedging instruments are revalued at closing exchange rates and the resulting gains or losses are also recognised in other comprehensive income to the extent that they are effective, with any ineffectiveness taken to the income statement. Foreign currency derivative contracts hedging net investments are carried at fair value. Effective fair value movements are recognised in other comprehensive income, with any ineffectiveness taken to the income statement. Cost of hedging model is applied in case of cross-
currency interest rate swaps in net investment hedges. The fair value changes attributable to the spot component of the hedging
Financial statements (continued)

instruments are designated to offset foreign exchange differences of net investments and therefore taken to net investment hedge reserve. The fair value changes attributable to the forward component of the hedging instruments (including currency basis) is taken to the cost of hedging reserve and amortised to the consolidated income statement.
The group’s funding, liquidity and exposure to foreign currency, interest rate risks and commodity price risk are managed by the group’s treasury department. The treasury department uses a range of financial instruments to manage these underlying risks.
Treasury operations are conducted within a framework of Board-approved policies and guidelines, which are recommended and reviewed by the Finance Committee, chaired by the Chief Financial Officer. The policies and guidelines include benchmark exposure and/or hedge cover levels for key areas of treasury risk which are periodically reviewed by the Board following, for example, significant business, strategic or accounting changes. The framework provides for limited defined levels of flexibility in execution to allow for the optimal application of the Board-approved strategies. Transactions arising from the application of this flexibility are carried at fair value, gains or losses are taken to the income statement as they arise and are separately monitored on a daily basis using
Value at Risk analysis. In the years ended 30 June 2024 and 30 June 2023 gains and losses on these transactions were not material.
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
(a) Currency risk
The group presents its consolidated financial statements in US dollar and conducts business in many currencies. As a result, it is subject to foreign currency risk due to exchange rate movements, which affects the group’s transactions and the translation of the results and underlying net assets of its operations. To manage the currency risk, the group uses certain financial instruments. Where hedge accounting is applied, hedges are documented and tested for effectiveness on an ongoing basis.
Hedge of net investment in foreign operations
The group hedges a certain portion of its exposure to fluctuations in the US dollar value of its foreign operations by designating borrowings held in foreign currencies and using foreign currency spots, forwards, swaps and other financial derivatives. For the year ended 30 June 2024, the group maintained the total net investment Value at Risk to total net asset value below 20%, where Value at
Risk is defined as the maximum amount of loss over a one-year period with a 95% probability confidence level.
At 30 June 2024, foreign currency borrowings (euro, sterling) and financial derivatives (Chinese yuan, euro, sterling) designated in net investment hedge relationships amounted to $3,198 million derivatives and $8,109 million bonds (2023 – $806 million derivatives and $12,584 million bonds).
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
Financial statements (continued)

(b) Interest rate risk
The group has an exposure to interest rate risk, arising principally on changes in US dollar, euro and sterling interest rates. To manage interest rate risk, the group manages its proportion of fixed to floating rate borrowings within limits approved by the Board, primarily through issuing fixed and floating rate borrowings, and by utilising interest rate swaps. These practices aim to minimise the group’s net finance charges with acceptable year-on-year volatility. To facilitate operational efficiency and effective hedge accounting, for the year ended 30 June 2024 the group’s policy was to maintain fixed rate borrowings within a band of 40% to 90% of forecast net borrowings. For these calculations, net borrowings exclude interest rate related fair value adjustments. The majority of the group’s existing interest rate derivatives are designated as hedges and are expected to be effective. Fair value of these derivatives is recognised in the income statement, along with any changes in the relevant fair value of the underlying hedged asset or liability.
The interest rate profile of the group's net borrowings is as follows:

	2024		2023
	$ million	%	re-presented $ million	%
Fixed rate	16,174	77	15,071	77
Floating rate(1)	4,384	21	4,064	21
Impact of financial derivatives and fair value adjustments	(145)	(1)	(117)	(1)
Lease liabilities	604	3	564	3
Net borrowings	21,017	100	19,582	100
(1) The floating rate portion of net borrowings includes cash and cash equivalents, collaterals, floating rate loans and bonds and bank overdrafts.
The table below sets out the average monthly net borrowings and effective interest rate:

Average monthly net borrowings			Effective interest rate
2024 $ million	2023 re-presented $ million	2022 re-presented $ million	2024%	2023%	2022%
21,034	18,362	16,883	4.3	3.9	2.7
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
(d) Market risk sensitivity analysis
The group uses a sensitivity analysis that estimates the impacts on the consolidated income statement and other comprehensive income of either an instantaneous increase or decrease of 0.5% in market interest rates or a 10% strengthening or weakening in US dollar against all other currencies, from the rates applicable for each class of financial instruments on the consolidated balance sheet at these dates with all other variables remaining constant. The sensitivity analysis excludes the impact of market risk on the net post-
employment benefit liabilities and assets, and corporate tax payable. This analysis is for illustrative purposes only, as in practice interest and foreign exchange rates rarely change in isolation.
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
Comparative figures to currency risk sensitivity are not disclosed in fiscal 24. Due to the functional currency change of the parent company that is applied prospectively from 1 July 2023 (see note 1), it would not be practicable to compare the re-presented results of the data prior to the functional currency change with the results of the sensitivity analysis for fiscal 24.
Financial statements (continued)

	Impact on income statement gain/(loss)		Impact on consolidated comprehensive income gain/(loss)(1) (2)
	2024	2023 re- presented	2024	2023 re- presented
	$ million	$ million	$ million	$ million
0.5% decrease in interest rates	22	19	43	43
0.5% increase in interest rates	(22)	(19)	(42)	(41)
10% weakening of US dollar	(39)	—	(974)	—
10% strengthening of US dollar	33	—	813	—
(1) The impact on foreign currency borrowings and derivatives in net investment hedges is largely offset by the foreign exchange difference arising on the translation of net investments.
(2) The impact on the consolidated statement of comprehensive income includes the impact on the income statement.
(3) In the year ended 30 June 2023, the impact of a 10% strengthening or weakening in sterling was £36 million gain and £45 million loss on the consolidated income statement and £1,093 million gain and £1,336 million loss on the other comprehensive income.
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
The carrying amount of financial assets of $5,221 million (2023 – $5,849 million) represents the group’s exposure to credit risk at the balance sheet date as disclosed in section (i), excluding the impact of any collateral held or other credit enhancements. A financial asset is in default when the counterparty fails to pay its contractual obligations. Financial assets are written off when there is no reasonable expectation of recovery.
Credit risk is managed separately for financial and business related credit exposures.
According to the enforceable master netting agreements with counterparties, in the event of default, derivative financial instruments with the same counterparty can be net settled. The table below shows the Group’s financial assets and liabilities that could be subject to offset in the balance sheet and the impact of a trigger for the enforcement of the master netting agreement after applying any existing collaterals.

	Gross amount $ million	Right of asset offset $ million	Right of liability offset $ million	Net amount $ million
2024
Derivative financial assets	483	(184)	(139)	160
Derivative financial liabilities	(486)	184	139	(163)
2023
Derivative financial assets	729	(294)	(161)	274
Derivative financial liabilities	(556)	294	161	(101)
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
When derivative transactions are undertaken with bank counterparties, the group may, where appropriate, enter into certain agreements with such bank counterparties whereby the parties agree to post cash collateral for the benefit of the other if the net valuations of the derivatives are above a predetermined threshold. At 30 June 2024, the collateral held under these agreements amounted to $(14) million (2023 – $(19) million).
Business related credit risk
Exposures from loans, trade and other receivables are managed locally in the operating units where they arise and active risk management is applied, focusing on country risk, credit limits, ongoing credit evaluation and monitoring procedures. There is no significant concentration of credit risk with respect to loans, trade and other receivables as the group has a large number of customers that are internationally dispersed.
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
Contractual cash flows

	Due within 1 year $ million	Due between 1 and 3 years $ million	Due between 3 and 5 years $ million	Due after 5 years $ million	Total $ million	Carrying amount at balance sheet date $ million
2024
Borrowings(1)	(2,902)	(4,991)	(4,259)	(9,812)	(21,964)	(21,501)
Interest on borrowings(1)(2)	(791)	(1,043)	(789)	(1,866)	(4,489)	(291)
Lease capital repayments	(95)	(148)	(95)	(266)	(604)	(604)
Lease future interest payments	(19)	(30)	(22)	(44)	(115)	—
Trade and other financial liabilities(3)	(5,316)	(280)	(217)	(5)	(5,818)	(5,619)
Non-derivative financial liabilities	(9,123)	(6,492)	(5,382)	(11,993)	(32,990)	(28,015)
Cross currency swaps (gross)
Receivable	128	549	1,249	3,666	5,592
Payable	(126)	(549)	(1,303)	(3,341)	(5,319)
Other derivative instruments (net)	(39)	(139)	(76)	(33)	(287)
Derivative instruments(2)	(37)	(139)	(130)	292	(14)	(23)
2023 (re-presented)
Borrowings(1)	(2,152)	(4,553)	(3,754)	(10,903)	(21,362)	(20,791)
Interest on borrowings(1)(2)	(681)	(945)	(784)	(1,894)	(4,304)	(274)
Lease capital repayments	(94)	(131)	(86)	(253)	(564)	(564)
Lease future interest payments	(23)	(35)	(25)	(48)	(131)	—
Trade and other financial liabilities(3)	(5,565)	(291)	(154)	(121)	(6,131)	(6,025)
Non-derivative financial liabilities	(8,515)	(5,955)	(4,803)	(13,219)	(32,492)	(27,654)
Cross currency swaps (gross)
Receivable	55	109	109	1,690	1,963
Payable	(35)	(70)	(70)	(1,172)	(1,347)
Other derivative instruments (net)	24	(111)	(99)	(68)	(254)
Derivative instruments(2)	44	(72)	(60)	450	362	168
(1) For the purposes of these tables, borrowings are defined as gross borrowings excluding lease liabilities and fair value of derivative instruments as disclosed in note
17.
(2) Carrying amount of interest on borrowings, interest on derivatives and interest on other payable is included within interest payable in note 15.
(3) Primarily consists of trade and other payables that meet the definition of financial liabilities under IAS 32.
Financial statements (continued)

The group had available undrawn committed bank facilities as follows:

	2024 $ million	2023 re-presented $ million
Expiring within one year	625	125
Expiring between one and two years	1,040	625
Expiring after two years	1,585	2,625
	3,250	3,375
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
The group maintains policies and procedures to value instruments using the most relevant data available. If multiple inputs that fall into different levels of the hierarchy are used in the valuation of an instrument, the instrument is categorised on the basis of the least observable input.
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
Other financial liabilities include a put option, which does not have an expiry date, held by Industrias Licoreras de Guatemala
(ILG) to sell the remaining 50% equity stake in Rum Creation & Products Inc., the owner of the Zacapa rum brand, to Diageo. The liability is fair valued using the discounted cash flow method and as at 30 June 2024, an amount of $198 million (30 June 2023 –
$274 million) is recognised as a liability with changes in the fair value of the put option included in retained earnings. As the valuation of this option uses assumptions not observable in the market, it is categorised as level 3 in the hierarchy. As at 30 June 2024, because it is unknown when or if ILG will exercise the option, the liability is measured as if the exercise date is on the last day of the next financial year considering forecast future performance. The option is not sensitive to reasonably possible changes in assumptions; if the option were to be exercised as at 30 June 2026, the fair value of the liability would not change.
Included in other financial liabilities, the contingent consideration on acquisition of businesses represents the present value of payments up to $273 million, which are expected to be paid over the next six years.
Contingent considerations linked to certain volume targets at 30 June 2024 were $153 million (2023 – $279 million), mainly in respect of the acquisition of Aviation American Gin and 21Seeds. Contingent considerations linked to certain financial performance targets at 30 June 2024 were $92 million (2023 – $112 million), mainly in respect of the acquisition of Don Papa Rum. Contingent considerations are fair valued based on a discounted cash flow method using assumptions not observable in the market. Contingent considerations are sensitive to possible changes in assumptions; a 10% increase or 20% decrease in volume would increase or decrease the fair value of contingent considerations linked to certain volume targets by approximately $25 million and $70 million, respectively, and a 10% increase or decrease in cash flows would increase or decrease the fair value of contingent considerations linked to certain financial performance targets by approximately $30 million.
There were no significant changes in the measurement and valuation techniques, or significant transfers between the levels of the financial assets and liabilities in the year ended 30 June 2024.
Financial statements (continued)

The group’s financial assets and liabilities measured at fair value are categorised as follows:

	2024 $ million	2023 re-presented $ million
Derivative assets	497	748
Derivative liabilities	(486)	(556)
Valuation techniques based on observable market input (Level 2)	11	192
Financial assets - other	333	249
Financial liabilities - other	(443)	(665)
Valuation techniques based on unobservable market input (Level 3)	(110)	(416)
In the year ended 30 June 2024 and 30 June 2023, the increase in financial assets - other of $84 million (2023 – the increase in financial asset - other of $24 million) is principally in respect of acquisitions. The balance of financial assets - other is primarily made up of individually immaterial convertible loans and share options in associates.
The movements in level 3 liability instruments, measured on a recurring basis, are as follows:

	Zacapa financial liability	Contingent consideration recognised on acquisition of businesses	Zacapa financial liability	Contingent consideration recognised on acquisition of businesses
	2024	2024	2023	2023
	$ million	$ million	re-presented $ million	re-presented $ million
At the beginning of the year	(274)	(391)	(261)	(449)
Net gains/(losses) included in the income statement	—	145	(10)	145
Net losses included in exchange in other comprehensive income	—	—	—	(4)
Net gains/(losses) included in retained earnings	73	—	(19)	—
Acquisitions	—	—	—	(92)
Settlement of liabilities	3	1	16	9
At the end of the year	(198)	(245)	(274)	(391)
(h) Results of hedge relationships
The group targets a one-to-one hedge ratio. The strength of the economic relationship between the hedged items and the hedging instruments is analysed on an ongoing basis. Ineffectiveness can arise from change in hedged balance sheet positions, group net investment positions, or subsequent change in the forecast transactions as a result of differences in timing, cash flows or value except when the critical terms of the hedging instrument and hedged item are closely aligned. Where applicable, the change in the credit risk of the hedging instruments or the hedged items is not expected to be the primary factor in the economic relationship.
Financial statements (continued)

Further to the foreign currency borrowings in net investment hedge relationships disclosed in note 16 (a), the notional amounts, contractual maturities and rates of the hedging instruments designated in hedging relationships by the main risk categories are as follows:

	Notional amounts $ million	Maturity	Range of hedged rates(1)
2024
Net investment hedges
Derivatives in net investment hedges of foreign operations	3,198	September 2024 - April 2043	sterling 0.53 - 0.78 euro 0.91 - 0.93 Chinese yuan 6.93 - 7.29
Foreign currency borrowings in net investment hedges	8,109	September 2024 - June 2038	sterling 0.76 - 0.82 euro 0.89 - 0.94
Cash flow hedges
Derivatives in cash flow hedge (foreign currency debt)	2,747	September 2028 - June 2034	euro 0.89 - 0.90
Derivatives in cash flow hedge (foreign currency risk)	1,855	September 2024 - December 2025	sterling 0.78 - 0.94 euro 0.87 - 0.93 Mexican peso 17.73 - 20.57
Derivatives in cash flow hedge (commodity price risk)	207	July 2024 - September 2025	Feed Wheat: 177.50 - 206.00 USD/Bu Natural Gas: 0.86 - 1.40 USD/therm
Fair value hedges
Derivatives in fair value hedge (interest rate risk)	4,044	April 2025 - April 2030	EURIBOR 0.63 - 1.88% SOFR 1.38 - 3.09%
(1) In case of derivatives in cash flow hedges (commodity price risk and foreign currency risk), the range of the most significant contract’s hedged rates are presented.
The below re-presented disclosures of the fiscal 23 sterling reporting currency group and the quoted rates are applicable to the risk exposures observed by the group at the date of 30 June 2023. Accordingly, nominal amounts have been re-presented in US dollar, without adjustments to rates achieved on hedges of exposures observed at the time. The change in functional currency at 1 July 2023 has fundamentally changed the group foreign currency exposures. This exposure set change resulted in a realignment of the group's financial risk management hedge portfolio, but no change in overall risk management strategy.

	Notional amounts re-presented $ million	Maturity	Range of hedged rates(1)
2023 (re-presented)
Net investment hedges
Derivatives in net investment hedges of foreign operations	803	July 2023	US dollar 1.27
Foreign currency borrowings in net investment hedges	12,584	September 2023 - March 2032	euro 1.07 - 1.37
Cash flow hedges
Derivatives in cash flow hedge (foreign currency debt)	1,100	September 2036 - April 2043	US dollar 1.60 - 1.88
Derivatives in cash flow hedge (foreign currency risk)	2,185	September 2023 - December 2024	US dollar 1.05 - 1.33, Mexican peso 14.76 - 18.38
Derivatives in cash flow hedge (commodity price risk)	273	July 2023 - September 2024	Feed Wheat: 183.75 - 240.00 USD/Bu LME Aluminium: 2,248 - 3,399 USD/Mt
Fair value hedges
Derivatives in fair value hedge (interest rate risk)	5,038	September 2023 - April 2030	EURIBOR(0.01) - 1.88% SOFR 2.38 - 2.39% USDLIBOR 1.38 - 3.09%
(1) In case of derivatives in cash flow hedges (commodity price risk and foreign currency risk), the range of the most significant contract’s hedged rates are presented.
For hedges of the cash flow risk from a change in forward exchange rates using cross currency interest rate swaps, the retranslation of the related bond principal to closing exchange rates and recognition of interest on the related bonds will affect the income statement in each year until the related bonds mature in 2028, 2032 and 2034. Exchange retranslation and the interest on the hedged bonds in the income statement are expected to offset those on the cross currency swaps in each of the years.
In respect of cash flow hedging instruments, a gain of $13 million (2023 – $297 million gain; 2022 – $163 million gain) was recognised in other comprehensive income due to changes in fair value. A gain of $266 million was transferred out of other comprehensive income to other operating expenses and a loss of $152 million to other finance charges, respectively, (2023 – a gain of
$16 million and a loss of $65 million; 2022 – a loss of $57 million and a gain of $319 million) to offset the foreign exchange impact on the underlying transactions. A loss of $9 million (2023 – $39 million gain, 2022 – $61 million gain) was transferred out of other comprehensive income to operating profit in relation to commodity hedges. The notional amount of hedged items recognised in the consolidated balance sheet in relation to hedges of cash flow risk arising from foreign currency debts equals the notional value of the hedging instruments at 30 June 2024 and are included within borrowings. The notional amount for cash flow hedges of foreign currency debt at 30 June 2024 was $2,747 million (2023 – $1,100 million).
Financial statements (continued)

In respect of derivatives in net investment hedges, a gain of $12 million was recognised in other comprehensive income due to changes in fair value. A gain of $27 million was transferred out of other comprehensive income to other finance charges.
For cash flow hedges of forecast transactions at 30 June 2024, based on year end interest and exchange rates, a gain to the income statement of $28 million in the year ending 30 June 2025 and a loss of $9 million in the year ending 30 June 2026 is expected to be recognised.
In respect of hedges of foreign currency borrowings that are no longer applicable at 30 June 2024, a loss of $24 million (2023 – a loss of $22 million) was reported in reserves. There was no significant ineffectiveness on net investment and cash flow hedges during the years ended 30 June 2024 and 2023.
Out of the total exchange reserve $2,488 million (2023 - $2,418 million) is attributable to net investment hedges.
The $4,044 million (2023 – $5,038 million) notional value of hedged items in fair value hedges equals to the notional value of hedging instruments designated in these relationships at 30 June 2024 and the carrying amount of hedged items are included within borrowings in the consolidated balance sheet.
The following table sets out information regarding the effectiveness of hedging relationships designated by the group, as well as the impacts on the income statement and other comprehensive income:

	At the beginning of the year $ million	Consolidated income statement $ million	Consolidated statement of comprehensive income $ million	Other(2) $ million	At the end of the year $ million
2024
Net investment hedges(1)
Derivatives in net investment hedges of foreign operations	—	22	(66)	411	367
Foreign currency borrowings in net investment hedges	(12,584)	—	(82)	4,557	(8,109)
Cash flow hedges(1)
Derivatives in cash flow hedge (foreign currency debt)	438	(152)	94	(412)	(32)
Derivatives in cash flow hedge (foreign currency risk)	232	203	(205)	(203)	27
Derivatives in cash flow hedge (commodity price risk)	(32)	(9)	22	10	(9)
Fair value hedges(1)
Derivatives in fair value hedge (interest rate risk)	(476)	100	—	—	(376)
Fair value hedge hedged item	469	(101)	—	—	368
Instruments in fair value hedge relationship	(7)	(1)	—	—	(8)
2023 (re-presented)
Net investment hedges(1)
Derivatives in net investment hedges of foreign operations	(1)	—	1	—	—
Foreign currency borrowings in net investment hedges	(10,558)	—	499	(2,525)	(12,584)
Cash flow hedges(1)
Derivatives in cash flow hedge (foreign currency debt)	444	(65)	90	(31)	438
Derivatives in cash flow hedge (foreign currency risk)	(93)	(20)	325	20	232
Derivatives in cash flow hedge (commodity price risk)	60	39	(107)	(24)	(32)
Fair value hedges(1)
Derivatives in fair value hedge (interest rate risk)	(342)	(113)	(21)	—	(476)
Fair value hedge hedged item	335	115	19	—	469
Instruments in fair value hedge relationship	(7)	2	(2)	—	(7)
(1) There was no significant ineffectiveness on net investment, cash flow hedges and fair value hedges during the years ended 30 June 2024 and 2023, accordingly the fair value movement of the hedged items was materially similar and offsetting to the movement of the hedges.
(2)Other movements include cash flows on result of matured derivatives, notional of bonds designated in or de-designated from net investment hedge and reclassification of hedging instruments between hedge portfolios.
Financial statements (continued)

(i) Reconciliation of financial instruments
The table below sets out the group’s accounting classification of each class of financial assets and liabilities:

	Fair value through income statement $ million	Assets and liabilities at amortised cost $ million	Not categorised as a financial instrument $ million	Total $ million	Current $ million	Non-current $ million
2024
Other investments and loans(1)	333	59	—	392	—	392
Trade and other receivables	—	2,971	554	3,525	3,487	38
Cash and cash equivalents	—	1,130	—	1,130	1,130	—
Derivatives in cash flow hedge (foreign currency risk)	62	—	—	62	58	4
Derivatives in cash flow hedge (commodity price risk)	5	—	—	5	5	—
Derivatives in net investment hedge	386	—	—	386	17	369
Other instruments	275	—	—	275	275	—
Total other financial assets	728	—	—	728	355	373
Total financial assets	1,061	4,160	554	5,775	4,972	803
Borrowings(2)	—	(21,501)	—	(21,501)	(2,885)	(18,616)
Trade and other payables	(245)	(5,373)	(1,040)	(6,658)	(6,354)	(304)
Derivatives in fair value hedge (interest rate risk)	(376)	—	—	(376)	(16)	(360)
Derivatives in cash flow hedge (foreign currency debt)	(32)	—	—	(32)	—	(32)
Derivatives in cash flow hedge (foreign currency risk)	(35)	—	—	(35)	(14)	(21)
Derivatives in cash flow hedge (commodity price risk)	(14)	—	—	(14)	(14)	—
Derivatives in net investment hedge	(19)	—	—	(19)	(1)	(18)
Other instruments	(208)	—	—	(208)	(208)	—
Leases	—	(604)	—	(604)	(95)	(509)
Total other financial liabilities	(684)	(604)	—	(1,288)	(348)	(940)
Total financial liabilities	(929)	(27,478)	(1,040)	(29,447)	(9,587)	(19,860)
Total net financial assets/(liabilities)	132	(23,318)	(486)	(23,672)	(4,615)	(19,057)
2023 (re-presented)
Other investments and loans(1)	249	38	2	289	—	289
Trade and other receivables	—	2,815	651	3,466	3,427	39
Cash and cash equivalents	—	1,813	—	1,813	1,813	—
Derivatives in cash flow hedge (foreign currency debt)	438	—	—	438	—	438
Derivatives in cash flow hedge (foreign currency risk)	243	—	—	243	186	57
Derivatives in cash flow hedge (commodity price risk)	2	—	—	2	2	—
Other instruments	249	—	—	249	249	—
Leases	—	2	—	2	—	2
Total other financial assets	932	2	—	934	437	497
Total financial assets	1,181	4,668	653	6,502	5,677	825
Borrowings(2)	—	(20,791)	—	(20,791)	(2,142)	(18,649)
Trade and other payables	(391)	(5,634)	(1,116)	(7,141)	(6,678)	(463)
Derivatives in fair value hedge (interest rate risk)	(476)	—	—	(476)	(8)	(468)
Derivatives in cash flow hedge (foreign currency risk)	(11)	—	—	(11)	(9)	(2)
Derivatives in cash flow hedge (commodity price risk)	(34)	—	—	(34)	(33)	(1)
Other instruments	(309)	—	—	(309)	(309)	—
Leases	—	(564)	—	(564)	(94)	(470)
Total other financial liabilities	(830)	(564)	—	(1,394)	(453)	(941)
Total financial liabilities	(1,221)	(26,989)	(1,116)	(29,326)	(9,273)	(20,053)
Total net financial liabilities	(40)	(22,321)	(463)	(22,824)	(3,596)	(19,228)
(1)Other investments and loans include those in respect of associates.
(2)Borrowings are defined as gross borrowings excluding lease liabilities and the fair value of derivative instruments.
At 30 June 2024 and 30 June 2023, the carrying values of cash and cash equivalents, other financial assets and liabilities approximate fair values. At 30 June 2024, the fair value of borrowings, based on unadjusted quoted market data, was $20,663 million (2023 –
$19,707 million).
Financial statements (continued)

(j) Capital management
The group’s management is committed to enhancing shareholder value in the long-term, both by investing in the business and brands so as to deliver continued improvement in the return from those investments and by managing the capital structure. Diageo manages its capital structure to achieve capital efficiency, provide flexibility to invest through the economic cycle and give efficient access to debt markets at attractive cost levels. This is achieved by targeting an adjusted net borrowings (net borrowings aggregated with post-
employment benefit liabilities) to adjusted EBITDA leverage of 2.5 - 3.0 times, this range for Diageo being currently broadly consistent with an A-band credit rating. Diageo would consider operating outside of this range in order to effect strategic initiatives within its stated goals, which could have an impact on its rating. If Diageo’s leverage was to be negatively impacted by the financing of an acquisition, it would seek over time to return to the range of 2.5 – 3.0 times. The group regularly assesses its debt and equity capital levels against its stated policy for capital structure. As at 30 June 2024, the adjusted net borrowings of $21,446 million (2023 -
$20,053 million) to adjusted EBITDA ratio was 3.0 (2023 - 2.7) times. For this calculation, net borrowings are adjusted by post-
employment benefit liabilities before tax of $429 million (2023 - $471 million) whilst adjusted EBITDA of $7,037 million (2023 -
$7,353 million) comprises operating profit excluding exceptional operating items and depreciation, amortisation and impairment and includes share of after tax results of associates and joint ventures.
The group aims to increase the dividend each year. The decision in respect of the dividend is made with reference to the dividend cover, as well as current performance trends, including sales and profit after tax together with cash generation. Diageo targets dividend cover (the ratio of basic earnings per share before exceptional items to dividend per share) within the range of 1.8 - 2.2 times. For the year ended 30 June 2024, dividend cover was 1.7 times. The recommended final dividend for the year ended 30 June 2024, to be put to the shareholders for approval at the Annual General Meeting is 62.98 cents, an increase of 5% on the prior year final dividend. This would bring the recommended full year dividend to 103.48 cents per share, an increase of 5% on the prior year.
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

	2024 $ million	2023 re-presented $ million
Bank overdrafts	21	45
Commercial paper	479	250
Bank and other loans	76	153
Credit support obligations	14	19
€ 600 million 0.125% bonds due 2023	—	646
$ 500 million 3.5% bonds due 2023(2)	—	500
€ 500 million 0.5% bonds due 2024	—	537
$ 600 million 2.125% bonds due 2024(2)	600	—
€ 500 million 1.75% bonds due 2024	535	—
€ 600 million 1% bonds due 2025	641	—
€ 500 million 3.5% bonds due 2025	534	—
Fair value adjustment to borrowings	(15)	(8)
Borrowings due within one year	2,885	2,142
$ 600 million 2.125% bonds due 2024(2)	—	600
€ 500 million 1.75% bonds due 2024	—	538
€ 600 million 1% bonds due 2025	—	644
€ 500 million 3.5% bonds due 2025	—	537
Financial statements (continued)

$ 500 million 5.2% bonds due 2025(2)	499	499
$ 750 million 1.375% bonds due 2025(2)	749	748
€ 850 million 2.375% bonds due 2026	908	913
€ 500 million floating bonds due 2026	535	—
£ 500 million 1.75% bonds due 2026	630	627
$ 800 million 5.375% bonds due 2026(2)	797	—
$ 750 million 5.3% bonds due 2027(2)	748	748
€ 750 million 1.875% bonds due 2027	800	805
€ 500 million 1.5% bonds due 2027	534	537
€ 700 million 0.125% bonds due 2028	746	750
$ 500 million 3.875% bonds due 2028(2)	498	498
£ 300 million 2.375% bonds due 2028	377	375
$ 1,000 million 2.375% bonds due 2029(2)	993	992
£ 300 million 2.875% bonds due 2029	377	376
€ 750 million 1.5% bonds due 2029	801	806
$ 1,000 million 2% bonds due 2030(2)	995	994
€ 1,000 million 2.5% bonds due 2032	1,066	1,072
$ 750 million 2.125% bonds due 2032(2)	744	743
£ 400 million 1.25% bonds due 2033	500	499
$ 750 million 5.5% bonds due 2033(2)	744	744
$ 900 million 5.625% bonds due 2033(2)	894	—
€ 900 million 1.875% bonds due 2034	957	962
$ 400 million 7.45% bonds due 2035(1)	400	400
$ 600 million 5.875% bonds due 2036(2)	594	594
£ 600 million 2.75% bonds due 2038	752	750
$ 500 million 4.25% bonds due 2042(1)	495	495
$ 500 million 3.875% bonds due 2043(2)	492	492
Bank and other loans	344	372
Fair value adjustment to borrowings	(353)	(461)
Borrowings due after one year	18,616	18,649
Total borrowings before leases and derivative financial instruments	21,501	20,791
Fair value of cross currency interest rate swaps	(323)	(438)
Fair value of foreign currency swaps and forwards	(11)	2
Fair value of interest rate hedging instruments	376	476
Lease liabilities	604	564
Gross borrowings	22,147	21,395
Less: Cash and cash equivalents	(1,130)	(1,813)
Net borrowings	21,017	19,582
(1)  SEC-registered debt issued on an unsecured basis by Diageo Investment Corporation, a 100% owned finance subsidiary of Diageo plc and fully and unconditionally guaranteed by Diageo plc. No other subsidiary of Diageo plc guarantees the security.
(2)SEC-registered debt issued on an unsecured basis by Diageo Capital plc, a 100% owned finance subsidiary of Diageo plc and fully and unconditionally guaranteed by Diageo plc. No other subsidiary of Diageo plc guarantees the security.
(i) The interest rates shown are those contracted on the underlying borrowings before taking into account any interest rate hedges (see note 16).
(ii) Bonds are stated net of unamortised finance costs of $95 million (2023 – $102 million).
(iii) All bonds, medium-term notes and commercial paper issued on an unsecured basis by the group’s 100% owned subsidiaries are fully and unconditionally guaranteed on an unsecured basis by Diageo plc and no other subsidiary of Diageo plc guarantees such securities.
Gross borrowings before leases and derivative financial instruments are expected to mature as follows:

	2024 $ million	2023 re-presented $ million
Within one year	2,885	2,142
Between one and three years	4,873	4,437
Between three and five years	4,222	3,620
Beyond five years	9,521	10,592
	21,501	20,791
Financial statements (continued)

During the year, the following bonds were issued and repaid:

	2024 $ million	2023 re-presented $ million	2022 re-presented $ million
Issued
€ denominated	535	548	1,800
£ denominated	—	—	1,171
$ denominated	1,690	1,989	—
Repaid
€ denominated	(1,167)	—	(1,060)
$ denominated	(500)	(1,650)	(1,000)
	558	887	911
(a) Reconciliation of movement in net borrowings

	2024 $ million	2023 re-presented $ million
At beginning of the year	19,582	17,107
Net decrease in cash and cash equivalents before exchange	596	831
Net increase in bonds and other borrowings(1)	453	958
Increase in net borrowings from cash flows	1,049	1,789
Exchange differences on net borrowings	199	646
Other non-cash items(2)	187	40
Net borrowings at end of the year	21,017	19,582
(1)In the year ended 30 June 2024, net increase in bonds and other borrowings excludes $1 million cash outflow in respect of derivatives designated in forward point hedges (2023 – $2 million).
(2)In the year ended 30 June 2024, other non-cash items are principally in respect of fair value gains of cross currency interest rate swaps and interest rate swaps of
$111 million, offsetting an increase in lease liabilities of $152 million, and fair value losses on borrowings of $116 million, and $30 million reclassification of cash to assets held for sale. In the year ended 30 June 2023, other non-cash items are principally in respect of fair value gains of cross currency interest rate swaps and interest rate swaps of $42 million, and an increase in lease liabilities of $99 million, partially offset by the $101 million fair value loss on borrowings.
(b) Analysis of gross borrowings by currency

	2024		2023
	Cash and cash equivalents $ million	Gross borrowings(1) $ million	Cash and cash equivalents re-presented $ million	Gross borrowings(1) re-presented $ million
US dollar	130	(9,590)	682	(7,247)
Euro(2)	59	(5,820)	60	(4,870)
Sterling	29	(4,767)	59	(7,846)
Indian rupee	170	(57)	155	(39)
Mexican peso	34	(261)	31	(361)
Hungarian forint	3	(21)	4	(329)
Kenyan shilling	55	(295)	36	(318)
Chinese yuan	258	(964)	251	(79)
Nigerian naira	—	—	105	—
Other(2)	392	(372)	430	(306)
Total	1,130	(22,147)	1,813	(21,395)
(1)Includes foreign currency forwards and swaps and leases.
(2)Includes $11 million (euro) cash and cash equivalents in cash-pooling arrangements (2023 – $26 million (euro)).
Financial statements (continued)

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
Any surplus or deficit arising on the sale of the Diageo plc shares held by the group is included as a movement in equity.
Dividends are recognised in the financial statements in the year in which they are approved.
(a) Allotted and fully paid share capital – ordinary shares of 28 101⁄108 pence each

	Number of shares million	Nominal value $ million
At 30 June 2022 re-presented	2,498	875
Retranslation impact of opening balances(1)	—	36
Shares cancelled	(38)	(13)
At 30 June 2023 (re-represented)	2,460	898
Shares cancelled	(28)	(11)
At 30 June 2024	2,432	887
(1)  Includes foreign translation differences arising on the retranslation of reserves due to the change in the group’s presentation currency.
(b) Hedging and exchange reserve

	Hedging reserve $ million	Exchange reserve $ million	Total $ million
At 30 June 2021 (re-presented)	150	(3,368)	(3,218)
Other comprehensive loss	(118)	(521)	(639)
Retranslation impact of opening balances(1)	—	619	619
At 30 June 2022 (re-presented)	32	(3,270)	(3,238)
Other comprehensive income/(loss)	261	(256)	5
Retranslation impact of opening balances(1)	—	(173)	(173)
At 30 June 2023 (re-presented)	293	(3,699)	(3,406)
Other comprehensive loss	(154)	(613)	(767)
At 30 June 2024	139	(4,312)	(4,173)
(1)  Includes foreign translation differences arising on the retranslation of reserves due to the change in the group’s presentation currency.
Out of the total hedging reserve, $78 million represents the cost of hedging arising from cross currency interest rate swaps in net investment hedges.
Financial statements (continued)

(c) Own shares
Movements in own shares

	Number of shares million	Purchase consideration $ million
At 30 June 2021 (re-presented)	223	2,609
Retranslation impact of opening balances(1)	—	(334)
Share trust arrangements	(2)	(31)
Shares used to satisfy options	(2)	(21)
Shares purchased - share buyback programme	61	2,985
Shares cancelled	(61)	(2,985)
At 30 June 2022 (re-presented)	219	2,223
Retranslation impact of opening balances(1)	—	93
Share trust arrangements	(1)	(15)
Shares used to satisfy options	(2)	(15)
Shares purchased - share buyback programme	38	1,673
Shares cancelled	(38)	(1,673)
At 30 June 2023 (re-presented)	216	2,286
Share trust arrangements	(2)	(19)
Shares used to satisfy options	(2)	(17)
Shares purchased - share buyback programme	28	987
Shares cancelled	(28)	(987)
At 30 June 2024	212	2,250
(1)  Includes foreign translation differences arising on the retranslation of reserves due to the change in the group’s presentation currency.
Share trust arrangements
At 30 June 2024, the employee share trusts owned 3 million of ordinary shares in Diageo plc at a cost of $66 million and market value of $97 million (2023 – 3 million shares at a cost of $66 million, market value $127 million; 2022 – 2 million shares at a cost of $30 million, market value $76 million). Dividends receivable by the employee share trusts on the shares are waived and the trustee abstains from voting.
Purchase of own shares
Authorisation was given by shareholders on 28 September 2023 to purchase a maximum of 224,704,974 ordinary shares at a minimum price of 28 101/108 pence and a maximum price of the higher of (a) 105% of the average market value of the company's ordinary shares for the five business days prior to the day the purchase is made and (b) the higher of the price of the last independent trade and the highest current independent bid on the trading venue where the purchase is carried out. The programme expires at the conclusion of the next Annual General Meeting or on 27 December 2024, if earlier.
Diageo completed a total of $1.0 billion return of capital during the year ended 30 June 2024. This programme followed the successful completion of Diageo's previous return of capital programme that ended on 2 June 2023, in which $0.6 billion of capital
(announced as up to £0.5 billion on 26 January 2023) was returned to shareholders.
During the year ended 30 June 2024, the group purchased 28 million ordinary shares (2023 – 38 million; 2022 – 61 million), representing approximately 1.1% of the issued ordinary share capital (2023 – 1.5%; 2022 – 2.4%) at an average price of 2918 pence
(3644 cents) per share, and an aggregate cost of $987 million, including transaction costs (2023 – 3616 pence (4382 cents) per share, and an aggregate cost of $1,673 million, including $16 million of transaction costs; 2022 – 3709 pence (4842 cents) per share, and an aggregate cost of $2,985 million, including $21 million of transaction costs) under the share buyback programme. The shares purchased under the share buyback programmes were cancelled.
Financial statements (continued)

The monthly breakdown of all shares purchased and the average price paid per share (excluding expenses) for the year ended 30
June 2024 were as follows:

Period	Number of shares purchased under share buyback programme	Total number of shares purchased	Average price paid cents(2)	Authorised purchases unutilised at month end
July 2023	—	—	—	196,247,438
August 2023	—	—	—	196,247,438
1-28 September 2023	—	—	—	196,247,438
29-30 September 2023(1)	—	—	—	224,704,974
October 2023	6,218,199	6,218,199	3768	218,486,775
November 2023	4,396,943	4,396,943	3671	214,089,832
December 2023	2,521,196	2,521,196	3572	211,568,636
January 2024	3,328,361	3,328,361	3504	208,240,275
February 2024	339,788	339,788	3737	207,900,487
March 2024	5,896,084	5,896,084	3685	202,004,403
April 2024	4,475,478	4,475,478	3542	197,528,925
May 2024	267,276	267,276	3440	197,261,649
June 2024	—	—	—	197,261,649
Total	27,443,325	27,443,325	3644	197,261,649
(1)    New maximum number of purchasable shares was authorised by shareholders at the
AGM held on 28 September 2023.
(2)    Based on daily transaction rates.
(d) Dividends

	2024	2023	2022
	$ million	re-presented $ million	re-presented $ million
Amounts recognised as distributions to equity shareholders in the year
Final dividend for the year ended 30 June 2023
59.98 cents per share (2022 – 52.71 cents; 2021 – 59.91 cents)(1)	1,349	1,200	1,398
Interim dividend for the year ended 30 June 2024
40.50 cents per share (2023 – 38.57 cents; 2022 – 38.38 cents)(2)	894	871	888
	2,243	2,071	2,286
(1)    Re-presented at exchange rate prevailing at AGM's date (2023 - 49.17 pence per share; 2022 - 46.82 pence; 2021 - 44.59 pence).
(2)    Re-presented at exchange date at the date of payment (2023 - 30.83 pence per share; 2022 - 29.36 pence). Interim dividend for the year ended 30 June 2024 was declared in USD.
The proposed final dividend of $1,398 million (62.98 cents per share) for the year ended 30 June 2024 was approved by a duly authorised committee of the Board of Directors on 29 July 2024. As this was after the balance sheet date and the dividend is subject to approval by shareholders at the Annual General Meeting, this dividend has not been included as a liability in these consolidated financial statements. There are no corporate tax consequences arising from this treatment.
Dividends are waived on all treasury shares owned by the company and all shares owned by the employee share trusts.
Financial statements (continued)

(e) Non-controlling interests
Diageo consolidates USL, a company incorporated in India, with a 42.79% non-controlling interest, Sichuan Shuijingfang
Company Limited, a company incorporated in China, with a 36.50% non-controlling interest and has a 50% controlling interest in
Ketel One Worldwide B.V. (Ketel One), a company incorporated in the Netherlands.
Summarised financial information for USL and other subsidiaries, after fair value adjustments on acquisition, and the amounts attributable to non-controlling interests are as follows:

	2024			2023	2022
	USL $ million	Others $ million	Total $ million	Total re-presented $ million	Total re-presented $ million
Income statement
Sales	3,183	3,041	6,224	6,409	7,710
Net sales	1,338	2,380	3,718	3,767	4,063
Profit for the year(1)	173	604	777	80	329
Other comprehensive (loss)/income(2)	(21)	5	(16)	(172)	(227)
Total comprehensive income/(loss)	152	609	761	(92)	102
Attributable to non-controlling interests	65	212	277	(66)	46
Balance sheet
Non-current assets(3)	1,336	4,405	5,741	5,354	6,071
Current assets	1,172	1,373	2,545	2,316	2,422
Non-current liabilities	(197)	(1,577)	(1,774)	(1,656)	(1,814)
Current liabilities	(518)	(1,220)	(1,738)	(1,788)	(1,991)
Net assets	1,793	2,981	4,774	4,226	4,688
Attributable to non-controlling interests	767	1,271	2,038	1,853	2,076
Cash flow
Net cash inflow from operating activities	90	603	693	604	916
Net cash outflow from investing activities	(39)	(172)	(211)	(236)	(385)
Net cash outflow from financing activities	(32)	(424)	(456)	(170)	(428)
Net increase in cash and cash equivalents	19	7	26	198	103
Exchange differences	(2)	(31)	(33)	(111)	(23)
Dividends payable to non-controlling interests	(15)	(106)	(121)	(117)	(95)
(1)Profit for the year includes exceptional operating expenses attributable to non-controlling interests.
(2)Other comprehensive (loss)/income is principally in respect of exchange on translating the subsidiaries to US dollar.
(3)Non-current assets include the global distribution rights for Ketel One vodka products worldwide. The carrying value of the distribution right at 30 June 2024 was $1,800 million (2023 – $1,800 million; 2022 – $1,800 million).
(i)On 16 January 2024, Diageo agreed with Combs Wine and Spirits LLC to purchase the 50% of the share capital of DeLeon Holdco LLC that Diageo North
America, Inc did not already own, whereby DeLeon Holdco LLC became a wholly-owned subsidiary of Diageo.
Financial statements (continued)

(f) Employee share compensation
The group uses a number of share award and option plans to grant to its directors and employees.
The annual fair value charge in respect of the equity settled plans for the three years ended 30 June 2024 is as follows:

	2024 $ million	2023 re-presented $ million	2022 re-presented $ million
Executive share award plans	34	49	68
Executive share option plans	7	4	5
Savings plans	2	5	6
	43	58	79
Executive share awards have been granted under the Diageo 2014 Long-Term Incentive Plan (DLTIP) from September 2014 until
September 2023 and are granted under the replacement plan, the Diageo 2023 Long-Term Incentive Plan from March 2024 onwards to some employees below the Board and from September 2024 to Executive Directors. Awards are granted as conditional awards in the form of performance shares, performance share options, time-vesting restricted stock units (RSUs) and/or time-vesting share options
(or cash-based equivalents in certain locations for regulatory reasons). Share options are granted at the market value at the time of grant. Prior to the introduction of the DLTIP, employees in associated companies were granted awards under the Diageo plc 2011
Associated Companies Share Incentive Plan (DACSIP). In the case of Executive Directors, conditional awards of time-vesting RSUs or forfeitable shares may be awarded under the 2020 Deferred Bonus Share Plan (DBSP), with vesting not subject to any performance conditions and not subject to a post-vesting retention period.
Share awards normally vest on the third anniversary of the grant date. Participants do not make a payment to receive the award at grant. Executive Directors are required to hold any vested shares awarded under DLTIP for a further two-year post-vesting holding period. Share options may normally be exercised between three and ten years after the grant date. Executives in North America and
Latin America and Caribbean are granted awards over the company’s ADRs (one ADR is equivalent to four ordinary shares).
For Executive Directors, performance shares under the DLTIP (for awards granted in 2020 and thereafter) are subject to the achievement of three performance measures: 1) compound annual growth in profit before exceptional items over three years; 2)
compound annual growth in organic net sales over three years; 3) environmental, social and governance (ESG) priorities, weighted
40%, 40% and 20% of the maximum respectively, as set out in the Directors’ remuneration report. Performance share options under the DLTIP are subject to the achievement of two equally weighted performance measures: 1) a comparison of Diageo’s three-year
TSR with a peer group; 2) cumulative free cash flow over a three-year period, measured at constant exchange rates. Performance measures and targets are set annually by the Remuneration Committee. The vesting range is 20% for Executive Directors, and 25% for other participants, for achieving minimum performance targets, up to 100% for achieving the maximum target level. Retesting of the performance measures is not permitted.
For performance shares under the DLTIP, dividends are accrued on awards and are released to participants to the extent that the awards vest at the end of the performance period. Dividend equivalents are normally paid out in the form of shares.
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
For ROI employees, grants from 2021 were made under the Diageo 2020 Sharesave plan which is not an approved plan in the
Republic of Ireland. These plans are made available to UK and ROI employees who are employed on the annual results announcement date. Participants can save monthly, with deductions taken directly from net pay, for a period of 3 or 5 years.In return, employees are granted the option to buy Diageo shares using the savings accrued at the end of the relevant savings period and at a 20% discounted option price, which is set at the time of grant. Provided participants fulfil the terms set out within the relevant UK or ROI tax approved scheme rules, any gains from the option exercise are free from UK or ROI income tax. For the ROI Sharesave awards granted in 2021,
2022 and 2023, as these are not made under a Revenue tax approved plan, the gains from the option exercise are subject to ROI income tax.
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
Financial statements (continued)

For the three years ended 30 June 2024, the calculation of the fair value of each share award used the Monte Carlo and Black
Scholes pricing model and the following assumptions:

	2024	2023 re-presented	2022 re-presented
Risk free interest rate	4.7%	3.1%	0.4%
Expected life of the awards	33 months	35 months	40 months
Dividend yield	2.6%	2.0%	2.1%
Weighted average share price	3118 p	3758 p	3545 p
Weighted average fair value of awards granted in the year(1)	1757 c	2318 c	3754 c
Number of awards granted in the year	2.1 million	1.7 million	2.1 million
Fair value of all awards granted in the year	$36 million	$40 million	$79 million
(1)    Based on transaction rate at grant date of the awards.
Transactions on schemes
Transactions on the executive share award plans for the three years ended 30 June 2024 were as follows:

	2024 million	2023 million	2022 million
Number of awards outstanding at 1 July	4.9	5.2	5.3
Granted	2.1	1.7	2.1
Awarded	(1.8)	(1.1)	(1.1)
Forfeited	(0.4)	(0.9)	(1.1)
Number of awards outstanding at 30 June	4.8	4.9	5.2
The exercise price of share options outstanding at 30 June 2024 was in the range of 1709 pence - 3854 pence (2023 – 1709 pence -
3864 pence; 2022 – 1704 pence - 4024 pence).
At 30 June 2024, 3.3 million share options were exercisable at a weighted average exercise price of 2639 pence. Weighted average remaining contractual life of share options was six years at 30 June 2024.
Financial statements (continued)

Other financial statements disclosures
Introduction
This section includes additional financial information that are either required by the relevant accounting standards or management considers these to be material information for shareholders.
Financial statements (continued)

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
(a) Guarantees and related matters
As of 30 June 2024, the group has no material unprovided guarantees or indemnities in respect of liabilities of third parties.
(b) Acquisition of USL shares from UBHL and related proceedings in relation to the USL transaction
On 4 July 2013, Diageo completed its acquisition, under a share purchase agreement with United Breweries (Holdings) Limited
(UBHL) and various other sellers (the SPA), of shares representing 14.98% in USL, including shares representing 6.98% from
UBHL. The SPA was signed on 9 November 2012 as part of the transaction announced by Diageo in relation to USL on that day (the
Original USL Transaction). Following a series of further transactions, as of 30 June 2024, Diageo has a 55.88% investment in USL
(excluding 2.38% owned by the USL Benefit Trust).
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
Financial statements (continued)

(c) Continuing matters relating to Dr Vijay Mallya and affiliates
On 25 February 2016, Diageo and USL each announced that they had entered into arrangements with Dr Mallya under which he had agreed to resign from his position as a director and as chair of USL and from his positions in USL’s subsidiaries.
Diageo’s agreement with Dr Mallya (the February 2016 Agreement) provided for a payment of $75 million to Dr Mallya over a five-
year period of which $40 million was paid on the signing of the February 2016 Agreement with the balance being payable in equal instalments of $7 million a year over five years (2017-2021). All payments were subject to and conditional on Dr Mallya’s compliance with the agreement. The February 2016 Agreement also provided for the release of Dr Mallya’s personal obligations to indemnify Diageo Holdings Netherlands B.V. (DHN) in respect of its earlier liability ($141 million) under a backstop guarantee of certain borrowings of Watson Limited (Watson) (a company affiliated with Dr Mallya).
On account of various breaches and other provisions of agreements between Dr Mallya and persons connected with him and Diageo and/or USL, Diageo did not make the five instalment payments due during the five-year period between 2017 and 2021. In addition,
Diageo has also demanded that Dr Mallya repay the $40 million paid by Diageo in February 2016 and sought compensation for various losses incurred by the relevant members of the Diageo group.
On 16 November 2017, Diageo and other relevant members of the Diageo group commenced claims in the High Court of Justice in
England and Wales (the English High Court) against Dr Mallya in relation to these matters. At the same time DHN also commenced claims in the English High Court against Dr Mallya, his son Sidhartha Mallya, Watson and Continental Administration Services
Limited (CASL) (a company affiliated with Dr Mallya and understood to hold assets on trust for him and certain persons affiliated with him) for in excess of $142 million (plus interest) in relation to Watson’s liability to DHN in respect of its borrowings referred to above and the breach of associated security documents. Dr Mallya, Sidhartha Mallya and the relevant affiliated companies filed a defence to these claims, and Dr Mallya also filed a counterclaim for payment of the two instalment payments that had by that time been withheld as described above.
Diageo continues to prosecute its claims and to defend the counterclaim. As part of these proceedings, Diageo and the other relevant members of its group filed an application for strike out and/or summary judgement in respect of certain aspects of the defence filed by Dr Mallya and the other defendants, including their defence in relation to Watson and CASL’s liability to repay DHN. The application was successful resulting in Watson being ordered to pay approximately $135 million plus various amounts in respect of interest to DHN, with CASL being held liable as co-surety for 50% of any such amount unpaid by Watson. These amounts were, contrary to the relevant orders, not paid by the relevant deadlines and Watson and CASL’s remaining defences in the proceedings were struck out. Diageo and DHN have accordingly sought asset disclosure and are considering further enforcement steps against
Watson and CASL, both in the United Kingdom and in other jurisdictions where they are present or hold assets.
A trial of the remaining elements of these claims was due to commence on 21 November 2022. However, on 26 July 2021 Dr Mallya
was declared bankrupt by the English High Court pursuant to a bankruptcy petition presented by a consortium of Indian banks.
Diageo and the relevant members of its group have informed the Trustee in Bankruptcy of their position as creditors in the bankruptcy and have engaged with the Trustee regarding their claims and the status of the current proceedings. An appeal by Dr
Mallya against his bankruptcy (and an appeal by the bank consortium against orders made in the course of the bankruptcy proceedings) was scheduled to be heard in April 2024, but the court has vacated the hearing date. In light of the uncertainty posed by the ongoing bankruptcy appeals, the trial of Diageo’s claim, which was scheduled to take place in March 2025, is expected to be deferred further based on the anticipated relisting of the bankruptcy appeals.
At this stage, it is not possible to assess the extent to which the various ongoing proceedings related to the bankruptcy will affect the remaining elements of the claims by Diageo and the relevant members of its group.
Upon completion of an initial inquiry in April 2015 into past improper transactions which identified references to certain additional parties and matters, USL carried out an additional inquiry into these transactions (Additional Inquiry) which was completed in July
2016. The Additional Inquiry, prima facie, identified transactions indicating actual and potential diversion of funds from USL and its
Indian and overseas subsidiaries to, in most cases, entities that appeared to be affiliated or associated with Dr Mallya. All amounts identified in the Additional Inquiry have been provided for or expensed in the financial statements of USL or its subsidiaries in the respective prior periods. USL has filed recovery suits against relevant parties identified pursuant to the Additional Inquiry.
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
Accordingly, SEBI’s order dated 26 June 2019 stands quashed at present. Under applicable law, SEBI has filed an appeal against
SAT’s order before the Supreme Court of India, which is scheduled to be heard in October 2024. However, there can be no certainty as to its outcome or the timeframe within which any such appeal would be concluded.
(e) USL’s dispute with IDBI Bank Limited
Prior to the acquisition by Diageo of a controlling interest in USL, USL had prepaid a term loan taken through IDBI Bank Limited
(IDBI), an Indian bank, which was secured on certain fixed assets and brands of USL, as well as by a pledge of certain shares in USL held by the USL Benefit Trust (of which USL is the sole beneficiary). The maturity date of the loan was 31 March 2015. IDBI disputed the prepayment, following which USL filed a writ petition in November 2013 before the High Court of Karnataka (the High
Court) challenging the bank’s actions.
Following the original maturity date of the loan, USL received notices from IDBI seeking to recall the loan, demanding a further sum of INR 459 million ($6 million) on account of the outstanding principal, accrued interest and other amounts, and also threatening to enforce the security in the event that USL did not make these further payments. Pursuant to an application filed by
USL before the High Court in the writ proceedings, the High Court directed that, subject to USL depositing such further amount with the bank (which amount was duly deposited by USL), the bank should hold the amount in a suspense account and not deal with any of the secured assets including the shares until disposal of the original writ petition filed by USL before the High Court.
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
Based on the assessment of USL’s management supported by external legal opinions, USL continues to believe that it has a strong case on the merits and therefore continues to believe that the secured assets will be released to USL and the aforesaid amount of
INR 459 million ($6 million) remains recoverable from IDBI.
(f) Tax
The international tax environment has seen increased scrutiny and rapid change over recent years bringing with it greater uncertainty for multinationals. Against this backdrop, Diageo has been monitoring developments and continues to engage transparently with the tax authorities in the countries where it operates to ensure that the group manages its arrangements on a sustainable basis.
The group operates in a large number of markets with complex tax and legislative regimes that are open to subjective interpretation.
In the context of these operations, it is possible that tax exposures which have not yet materialised (including those which could arise as part of tax assessments) may result in losses to the group. Where the potential tax exposures are known to us and may lead to a possible material outflow, the group assesses the disclosure of such matters as contingent liabilities, taking into account both assessed and unassessed amounts (if any), their size and nature, relevant regulatory requirements and potential prejudice of the future resolution or assessment thereof.
Diageo has a large number of ongoing tax cases in Brazil and India, for which contingent liabilities are disclosed on the basis of the current known possible exposure from tax assessment values. While not all of these cases are individually significant, the current aggregate known possible exposure from tax assessment values is up to approximately $853 million for Brazil and up to approximately $118 million for India. The group believes that the likelihood that the tax authorities will ultimately prevail is lower than probable but higher than remote. Due to the fiscal environment in Brazil and in India, the possibility of further tax assessments
Financial statements (continued)

related to the same matters cannot be ruled out and the judicial processes may take extended periods to conclude. Based on its current assessment, Diageo believes that no provision is required in respect of these issues.
Payments were made under protest in India in respect of the periods 1 April 2006 to 31 March 2019 in relation to tax assessments where the risk is considered to be remote or possible. These payments have to be made in order to be able to challenge the assessments and as such have been recognised as a receivable in the group's balance sheet. The total amount of payments under protest recognised as a receivable as at 30 June 2024 is $159 million (corporate tax payments of $146 million and indirect tax payments of $13 million).
(g) UK pension fund
In June 2023, the UK High Court (Virgin Media Limited v NTL Pension Trustees II Limited) ruled that certain historical amendments for contracted out defined benefit schemes were invalid if they were not accompanied by the correct actuarial confirmation. Following a hearing in late June 2024, the UK Court of Appeal issued judgment on 25 July 2024 upholding this ruling.
The group and its UK pension scheme trustee are reviewing this development and considering any implications for the UK pension fund.
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
Financial statements (continued)

20. Commitments
(a) Capital commitments
Commitments for expenditure on intangibles and property, plant and equipment not provided for in these consolidated financial statements are estimated at $783 million (2023 – $755 million; 2022 – $482 million).
(b) Other commitments
The future minimum lease rentals payable in the year ended 30 June 2024 for short-term leases and leases of low-value assets are estimated at $23 million (2023 – $45 million; 2022 – $15 million). The total future cash outflows for leases that had not yet commenced, and not recognised as lease liabilities at 30 June 2024, are estimated at $3 million (2023 – $14 million; 2022 – $14
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
Transactions and balances with associates and joint ventures are set out in the table below:

	2024 $ million	2023 re- presented $ million	2022 re- presented $ million
Income statement items
Sales	14	13	15
Purchases	73	16	42
Balance sheet items
Group payables	2	3	2
Group receivables	2	2	2
Loans receivable	355	254	212
Cash flow items
Loans and equity contributions, net	134	112	86

Other disclosures in respect of associates and joint ventures are included in note 6.
(c) Key management personnel
The key management of the group comprises the Executive and Non-Executive Directors, the members of the Executive Committee and the Company Secretary. They are listed under ‘Board of Directors and Company Secretary’ and ‘Executive Committee’.

	2024	2023	2022
	$ million	re-presented $ million	re-presented $ million
Salaries and short-term employee benefits	12	13	13
Annual incentive plan	4	7	17
Non-Executive Directors’ fees	2	2	2
Share-based payments(1)	7	14	25
Post-employment benefits	2	2	2
	27	38	59
(1)Time-apportioned fair value of unvested options and share awards.
Non-Executive Directors do not receive share-based payments or post-employment benefits.
Financial statements (continued)

There were no transactions with these related parties during the year ended 30 June 2024 on terms other than those that prevail in arm’s length transactions.
(d) Pension plans
The Diageo pension plans are recharged with the cost of administration services provided by the group to the pension plans and with professional fees paid by the group on behalf of the pension plans. The total amount recharged for the year was $0.1 million (2023 –
$0.2 million; 2022 – $0.2 million).
(e) Directors’ remuneration

	2024	2023	2022
	$ million	re-presented $ million	re-presented $ million
Salaries and short-term employee benefits	4	3	4
Annual incentive plan	1	2	5
Non-Executive Directors' fees	2	2	2
Share option exercises(1)	—	—	6
Shares vesting(1)	18	5	3
Post-employment benefits	—	1	—
	25	13	20
(1)Gains on options realised in the year and the benefit from share awards, calculated by using the share price applicable on the date of exercise of the share options and release of the awards.
22. Principal group companies
The companies listed below include those which principally affect the profits and assets of the group. The operating companies listed below may carry on the business described in the countries listed in conjunction with their subsidiaries and other group companies.

	Country of incorporation	Country of operation	Percentage of equity owned(1)	Business description
Subsidiaries
Diageo Ireland Unlimited Company	Ireland	Worldwide	100%	Production, marketing and distribution of premium drinks
Diageo Great Britain Limited	England	Great Britain	100%	Marketing and distribution of premium drinks
Diageo Scotland Limited	Scotland	Worldwide	100%	Production, marketing and distribution of premium drinks
Diageo Brands B.V.	Netherlands	Worldwide	100%	Marketing and distribution of premium drinks
Diageo North America, Inc.	United States	Worldwide	100%	Production, importing, marketing and distribution of premium drinks
United Spirits Limited(2)	India	India	55.88%	Production, importing, marketing and distribution of premium drinks
Diageo Capital plc(3)	Scotland	United Kingdom	100%	Financing company for the group
Diageo Capital B.V.(3)	Netherlands	Netherlands	100%	Financing company for the group
Diageo Finance plc(3)	England	United Kingdom	100%	Financing company for the group
Diageo Investment Corporation	United States	United States	100%	Financing company for the US group
Mey İçki Sanayi ve Ticaret A.Ş.	Türkiye	Türkiye	100%	Production, marketing and distribution of premium drinks
Associates
Moët Hennessy, SAS(4)	France	France	34%	Production, marketing and distribution of premium drinks
(1)All percentages, unless otherwise stated, are in respect of holdings of ordinary share capital and are equivalent to the percentages of voting rights held by the group.
(2)Percentage ownership excludes 2.38% owned by the USL Benefit Trust.
(3)Directly owned by Diageo plc.
(4)French limited liability company.
Financial statements (continued)

23. Post balance sheet events
On 24 July 2024, Diageo announced its agreement with LVMH to exit from their joint operation Moët Hennessy Diageo France, and the termination of the existing distribution agreements in place for France for all remaining Diageo brands, effective from 1 January
2025. In respect of the termination, the parties have agreed Diageo to pay a settlement amount, that will be accounted for in the year ending 30 June 2025.
Financial statements (continued)

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
Organic movements
Organic information is presented using US dollar amounts on a constant currency basis excluding the impact of exceptional items, certain fair value remeasurements, hyperinflation and acquisitions and disposals. Organic measures enable users to focus on the performance of the business which is common to both years and which represents those measures that local managers are most directly able to influence.
Calculation of organic movements
The organic movement percentage is the amount in the row titled ‘Organic movement’ in the tables below, expressed as a percentage of the relevant absolute amount in the row titled ‘Year ended 30 June 2023 adjusted’. Organic operating margin is calculated by dividing operating profit before exceptional items by net sales after excluding the impact of exchange rate movements, certain fair value remeasurements, hyperinflation and acquisitions and disposals.
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
(c) Exceptional items
Exceptional items are those that in management’s judgement need to be disclosed separately. Such items are included in the income statement caption to which they relate, and form part of the segmental reporting, and are excluded from the organic movement calculations. Management believes that separate disclosure of exceptional items and the classification between operating and non-
operating items further helps investors to understand the performance of the group. Changes in estimates and reversals in relation to items previously recognised as exceptional are presented consistently as exceptional in the current year.
Unaudited financial information

Exceptional operating items are those that are considered to be material and unusual or non-recurring in nature and are part of the operating activities of the group, such as one-off global restructuring programmes which can be multi-year, impairment of intangible assets and fixed assets, indirect tax settlements, property disposals and changes in post-employment plans.
Gains and losses on the sale or directly attributable to a prospective sale of businesses, brands or distribution rights, step up gains and losses that arise when an investment becomes an associate or an associate becomes a subsidiary and other material, unusual non-
recurring items that are not in respect of the production, marketing and distribution of premium drinks, are disclosed as exceptional non-operating items below operating profit in the income statement.
Exceptional current and deferred tax items comprise material and unusual or non-recurring items that impact taxation. Examples include direct tax provisions and settlements in respect of prior years and the remeasurement of deferred tax assets and liabilities following tax rate changes.
(d) Fair value remeasurement
Fair value remeasurements in the organic movement calculation reflect an adjustment to eliminate the impact of fair value changes in biological assets, earn-out arrangements that are accounted for as remuneration and fair value changes relating to contingent consideration liabilities and equity options that arose on acquisitions recognised in the income statement.
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
Organic movement calculations for the year ended 30 June 2024 were as follows:

	North America million	Europe million	Asia Pacific million	Latin America and Caribbean million	Africa million	Corporate million	Total million
Volume (equivalent units)
Year ended 30 June 2023 reported	52.4	51.3	80.8	26.2	32.7	—	243.4
Reclassification	—	0.5	(0.5)	—	—	—	—
Disposals(1)	—	(0.1)	(6.2)	—	(1.3)	—	(7.6)
Year ended 30 June 2023 adjusted	52.4	51.7	74.1	26.2	31.4	—	235.8
Organic movement	(2.3)	(0.6)	0.6	(4.1)	(1.9)	—	(8.3)
Acquisitions and disposals(1)	—	0.2	0.2	—	2.6	—	3.0
Year ended 30 June 2024 reported	50.1	51.3	74.9	22.1	32.1	—	230.5
Organic movement %	(4)	(1)	1	(16)	(6)	—	(4)
Unaudited financial information

	North America $ million	Europe $ million	Asia Pacific $ million	Latin America and Caribbean $ million	Africa $ million	Corporate $ million	Total $ million
Sales
Year ended 30 June 2023 reported (re-presented)	8,859	7,245	6,484	2,714	2,864	104	28,270
Exchange	6	132	59	11	28	1	237
Reclassification	—	62	(62)	—	—	—	—
Disposals(1)	—	(7)	(377)	—	(196)	—	(580)
Hyperinflation	—	(185)	—	—	—	—	(185)
Year ended 30 June 2023 adjusted	8,865	7,247	6,104	2,725	2,696	105	27,742
Organic movement	(351)	415	320	(487)	258	13	168
Acquisitions and disposals(1)	3	30	35	—	131	—	199
Exchange	(3)	(294)	(139)	172	(632)	5	(891)
Hyperinflation	—	626	—	22	25	—	673
Year ended 30 June 2024 reported	8,514	8,024	6,320	2,432	2,478	123	27,891
Organic movement %	(4)	6	5	(18)	10	12	1

	North America $ million	Europe $ million	Asia Pacific $ million	Latin America and Caribbean $ million	Africa $ million	Corporate $ million	Total $ million
Net sales
Year ended 30 June 2023 reported (re-presented)	8,109	4,303	3,841	2,159	2,039	104	20,555
Exchange	6	56	55	13	21	1	152
Reclassification	—	62	(62)	—	—	—	—
Disposals(1)	—	(4)	(126)	—	(131)	—	(261)
Hyperinflation	—	(71)	—	—	—	—	(71)
Year ended 30 June 2023 adjusted	8,115	4,346	3,708	2,172	1,929	105	20,375
Organic movement	(206)	124	164	(459)	235	13	(129)
Acquisitions and disposals(1)	2	30	30	—	131	—	193
Exchange	(3)	(59)	(85)	105	(539)	5	(576)
Hyperinflation	—	363	—	21	22	—	406
Year ended 30 June 2024 reported	7,908	4,804	3,817	1,839	1,778	123	20,269
Organic movement %	(3)	3	4	(21)	12	12	(1)
Unaudited financial information

	North America $ million	Europe $ million	Asia Pacific $ million	Latin America and Caribbean $ million	Africa $ million	Corporate $ million	Total $ million
Marketing
Year ended 30 June 2023 reported (re-presented)	1,631	765	655	355	235	22	3,663
Exchange	(1)	8	4	—	(3)	2	10
Reclassification	—	1	(1)	—	(12)	—	(12)
Disposals(1)	—	—	(13)	—	(5)	—	(18)
Hyperinflation	—	(7)	—	—	—	—	(7)
Year ended 30 June 2023 adjusted	1,630	767	645	355	215	24	3,636
Organic movement	(10)	34	16	(70)	35	2	7
Acquisitions and disposals(1)	5	22	5	—	4	—	36
Exchange	2	10	(15)	21	(50)	3	(29)
Hyperinflation	—	40	—	—	1	—	41
Year ended 30 June 2024 reported	1,627	873	651	306	205	29	3,691
Organic movement %	(1)	4	2	(20)	16	8	—

	North America $ million	Europe $ million	Asia Pacific $ million	Latin America and Caribbean $ million	Africa $ million	Corporate $ million	Total $ million
Operating profit before exceptional items
Year ended 30 June 2023 reported (re-presented)	3,222	1,312	1,104	783	289	(397)	6,313
Exchange(2)	27	(2)	29	42	110	45	251
Reclassification(ii)	—	47	(47)	—	—	—	—
Fair value remeasurement of contingent considerations, equity option and earn-out arrangements	(122)	(30)	—	(1)	—	—	(153)
Acquisitions and disposals(1)	2	17	(32)	—	(38)	—	(51)
Hyperinflation	—	19	—	—	—	—	19
Year ended 30 June 2023 adjusted	3,129	1,363	1,054	824	361	(352)	6,379
Organic movement	(142)	(15)	60	(302)	86	9	(304)
Acquisitions and disposals(1)	(12)	(14)	7	—	27	—	8
Fair value remeasurement of contingent considerations, equity option and earn-out arrangements	128	27	—	—	—	—	155
Fair value remeasurement of biological assets	—	—	—	(16)	—	—	(16)
Exchange(2)	133	26	(58)	(5)	(332)	(23)	(259)
Hyperinflation	—	(8)	—	1	(11)	—	(18)
Year ended 30 June 2024 reported	3,236	1,379	1,063	502	131	(366)	5,945
Organic movement %	(5)	(1)	6	(37)	24	3	(5)

Organic operating margin % (3)
Year ended 30 June 2024	37.8	30.2	28.8	30.5	20.7	n/a	30.0
Year ended 30 June 2023	38.6	31.4	28.4	37.9	18.7	n/a	31.3
Organic operating margin movement (bps)	(79)	(121)	35	(746)	194	n/a	(130)
(1)Acquisitions and disposals that had an effect on organic volume, sales, net sales, marketing and operating profit growth in the year ended 30 June 2024, are detailed on page 315.
(2)The impact of movements in exchange rates on reported figures for operating profit was principally in respect of the unfavourable exchange impact of the weakening of the Nigerian naira, the Turkish lira and the Kenyan shilling, partially offset by the favourable impact of the Mexican peso and sterling against the US dollar.
(3)Organic operating margin calculated by dividing Operating profit before exceptional items by net sales.
(i)For the reconciliation of sales to net sales, see page 63.
(ii)Percentages and margin movements are calculated on rounded figures.
Unaudited financial information

In the year ended 30 June 2024, the acquisitions and disposals that affected volume, sales, net sales, marketing and operating profit were as follows, as per footnote (1) on the previous page:

	Volume EU million	Sales $ million	Net sales $ million	Marketing $ million	Operating profit $ million
Year ended 30 June 2023 (re-presented)
Acquisitions
Balcones Distilling	—	—	—	—	2
Don Papa Rum	—	—	—	—	20
	—	—	—	—	22
Disposals
USL Popular brands	(5.9)	(277)	(43)	—	(6)
Archers brand	(0.1)	(7)	(4)	—	(3)
Windsor	(0.3)	(100)	(83)	(13)	(26)
Guinness Cameroun S.A.	(1.3)	(196)	(131)	(5)	(38)
	(7.6)	(580)	(261)	(18)	(73)

Acquisitions and disposals	(7.6)	(580)	(261)	(18)	(51)

Year ended 30 June 2024
Acquisitions
Mr Black	—	3	2	1	(4)
Balcones Distilling	—	—	—	4	(8)
Gordon's	1.2	105	105	4	8
Don Papa Rum	0.2	30	30	22	(14)
	1.4	138	137	31	(18)
Disposals
Windsor	0.2	35	30	5	7
Guinness Cameroun S.A.	1.4	26	26	—	19
	1.6	61	56	5	26

Acquisitions and disposals	3.0	199	193	36	8
Unaudited financial information

Earnings per share before exceptional items
Earnings per share before exceptional items is calculated by dividing profit attributable to equity shareholders of the parent company before exceptional items by the weighted average number of shares in issue.
Earnings per share before exceptional items for the years ended 30 June 2024 and 30 June 2023 are set out in the table below:

	2024 $ million	2023 re-presented $ million
Profit attributable to equity shareholders of the parent company	3,870	4,445
Exceptional operating and non-operating items	14	402
Exceptional tax items and tax in respect of exceptional operating and non-operating items	24	(226)
Exceptional items attributable to non-controlling interests	104	(173)
Profit attributable to equity shareholders of the parent company before exceptional items	4,012	4,448
Weighted average number of shares	million	million
Shares in issue excluding own shares	2,234	2,264
Dilutive potential ordinary shares	5	7
Diluted shares in issue excluding own shares	2,239	2,271
	cents	re-presented cents
Basic earnings per share before exceptional items	179.6	196.5
Diluted earnings per share before exceptional items	179.2	195.9
Free cash flow
Free cash flow comprises the net cash flow from operating activities aggregated with the net cash expenditure paid for property, plant and equipment and computer software that are included in net cash flow from investing activities.
The remaining components of net cash flow from investing activities that do not form part of free cash flow, as defined by the group’s management, are in respect of the acquisition and sale of businesses and loans to associates and other investments that do not meet the definition of cash and cash equivalents.
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
business.
The Directors and management have redefined free cash flow to exclude the adjustment for cash paid or received in respect of loans and other investments. The group's management believes the redefined free cash flow definition is a more appropriate measure of the ongoing cash generation of the group. The presentation of free cash flow for the year ended 30 June 2023 has been aligned to free cash flow for the year ended 30 June 2024.
Free cash flow reconciliations for the years ended 30 June 2024 and 30 June 2023 are set out in the table below:

	2024 $ million	2023 re-presented $ million
Net cash inflow from operating activities	4,105	3,636
Disposal of property, plant and equipment and computer software	14	16
Purchase of property, plant and equipment and computer software	(1,510)	(1,417)
Free cash flow	2,609	2,235
Unaudited financial information

Operating cash conversion
Operating cash conversion is calculated by dividing cash generated from operations excluding cash inflows and outflows in respect of exceptional items, dividends received from associates, maturing inventories, provisions, other items and post-employment payments in excess of the amount charged to operating profit by operating profit before depreciation, amortisation, impairment and exceptional operating items.
The measure is excluding any hyperinflation adjustment above the organic treatment of hyperinflationary economies. The ratio is stated at the budgeted exchange rates for the respective year and is expressed as a percentage.
Operating cash conversion for the years ended 30 June 2024 and 30 June 2023 were as follows:

	2024 $ million	2023 re-presented $ million
Profit for the year	4,166	4,479
Taxation	1,294	1,163
Share of after tax results of associates and joint ventures	(414)	(443)
Net finance charges	885	712
Non-operating items	70	(364)
Operating profit	6,001	5,547
Exceptional operating items	(56)	766
Fair value remeasurements	(141)	(153)
Depreciation, amortisation and impairment(1)	678	597
Hyperinflation adjustment	6	(33)
Retranslation to budgeted exchange rates	248	512
	6,736	7,236

Cash generated from operations	6,065	5,744
Net exceptional cash paid(2)	185	30
Post-employment payments less amounts included in operating profit(1)	18	31
Net movement in maturing inventories(3)	577	693
Provision movement	29	81
Dividends received	(269)	(271)
Other items(1)	(88)	17
Hyperinflation adjustment	(23)	(34)
Retranslation to budgeted exchange rates	216	461
	6,710	6,752

Operating cash conversion	99.6%	93.3%
(1) Excluding exceptional items.
(2) Exceptional cash payments in operating cash flow for various litigation matters were $102 million (2023 – $nil), for distribution termination fee was $55 million
(2023 – $nil), for the supply chain agility programme was $26 million (2023 – $14 million) and for winding down our Russian operations was $2 million (2023 – $16 million).
(3) Excluding non-cash movements such as exchange and the impact of acquisitions and disposals.
Business review (continued)

Return on average invested capital
Return on average invested capital is used by management to assess the return obtained from the group’s asset base and is calculated to aid evaluation of the performance of the business.
The profit used in assessing the return on average invested capital reflects operating profit before exceptional items attributable to equity shareholders of the parent company plus share of after tax results of associates and joint ventures after applying the tax rate before exceptional items for the fiscal year. Average invested capital is calculated using the average derived from the consolidated balance sheets at the beginning, middle and end of the year. Average capital employed comprises average net assets attributable to equity shareholders of the parent company for the year, excluding net post-employment benefit assets/liabilities (net of deferred tax)
and average net borrowings.
The Directors and management have redefined the return on average invested capital to exclude the previous adjustment in respect of average integration and restructuring costs (net of tax) and goodwill at 1 July 2004 from average invested capital. The presentation of return on average invested capital for the year ended 30 June 2023 has been aligned with the year ended 30 June 2024.
Calculations for the return on average invested capital for the 30 June 2024 and 30 June 2023 are set out in the table below:

	2024 $ million	2023 re-presented $ million
Operating profit	6,001	5,547
Exceptional operating items	(56)	766
Profit before exceptional operating items attributable to non-controlling interests	(192)	(207)
Share of after tax results of associates and joint ventures	414	443
Tax at the tax rate before exceptional items of 23.2% (2023 – 23.0%)	(1,475)	(1,554)
	4,692	4,995
Average net assets (excluding net post-employment benefit assets/liabilities)	11,270	10,914
Average non-controlling interests	(1,941)	(2,001)
Average net borrowings	20,361	18,297
Average invested capital	29,690	27,210
Return on average invested capital	15.8%	18.4%
Business review (continued)

Adjusted net borrowings to adjusted EBITDA
Diageo manages its capital structure with the aim of achieving capital efficiency, providing flexibility to invest through the economic cycle and giving efficient access to debt markets at attractive cost levels. The group regularly assesses its debt and equity capital levels to enhance its capital structure by reviewing the ratio of adjusted net borrowings (net borrowings plus post-employment benefit liabilities before tax) to adjusted EBITDA (earnings before exceptional operating items, non-operating items, interest, tax, depreciation, amortisation and impairment).
Calculations for the ratio of adjusted net borrowings to adjusted EBITDA for the years ended 30 June 2024 and 30 June 2023 are set out in the table below:

	2024 $ million	2023 re-presented $ million
Borrowings due within one year	2,885	2,142
Borrowings due after one year	18,616	18,649
Fair value of foreign currency derivatives and interest rate hedging instruments	42	40
Lease liabilities	604	564
Less: Cash and cash equivalents	(1,130)	(1,813)
Net borrowings	21,017	19,582
Post-employment benefit liabilities before tax	429	471
Adjusted net borrowings	21,446	20,053
Profit for the year	4,166	4,479
Taxation	1,294	1,163
Net finance charges	885	712
Depreciation, amortisation and impairment (excluding exceptional accelerated depreciation and impairment)	678	597
Exceptional accelerated depreciation and impairment	(185)	700
EBITDA	6,838	7,651
Exceptional operating items (excluding accelerated depreciation and impairment)	129	66
Non-operating items	70	(364)
Adjusted EBITDA	7,037	7,353
Adjusted net borrowings to adjusted EBITDA	3.0	2.7
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
The tax rates from operations before exceptional and after exceptional items for the years ended 30 June 2024 and 30 June 2023 are set out in the table below:

	2024 $ million	2023 re-presented $ million
Taxation on profit (a)	1,294	1,163
Tax in respect of exceptional items	(24)	158
Exceptional tax credit	—	68
Tax before exceptional items (b)	1,270	1,389
Profit before taxation (c)	5,460	5,642
Non-operating items	70	(364)
Exceptional operating items	(56)	766
Profit before taxation and exceptional items (d)	5,474	6,044
Tax rate after exceptional items (a/c)	23.7%	20.6%
Tax rate before exceptional items (b/d)	23.2%	23.0%
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
References to emerging markets include Poland, Eastern Europe, Türkiye, Latin America and Caribbean, Africa and Asia Pacific
(excluding Australia, Korea and Japan).
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
Business review (continued)

Reporting boundaries and methodologies
The non-financial reporting boundaries and methodologies outlined here relate to the social and environmental performance disclosures set out in the Annual Report and the ESG Reporting Index. Any exceptions, differences or deviations from or limitations on these general reporting methodologies and boundaries are explicitly noted alongside the respective metrics in the subsequent tables that follow.
General reporting methodology and boundaries, covering both non-environmental and environmental metric reporting
Our non-financial reporting presents relevant information that is based on the data available at the time of publication, while being transparent about its limitations.
I. Reporting period
Our reporting covers the financial year ended 30 June 2024 unless indicated otherwise.
II. Scope
Unless stated otherwise(1), the scope of all non-financial data disclosed in the Annual Report and the ESG Reporting Index encompasses the performance of Diageo plc's worldwide operations and its subsidiaries, along with the proportionate contribution of results from significant joint ventures, associates and joint operations. Deviations from the reporting scope depend on the nature of each performance metric and any differences are explained for each performance metric below.
We have defined reporting boundaries for those targets and metrics which are part of our ‘Spirit of Progress’ action plan, including those under the banner “Doing Business the Right Way”. The reporting boundaries for all metrics and targets are based on the nature of each indicator and, in the case of our greenhouse gas (GHG) emissions metrics, with reference to the Greenhouse Gas Protocol.
Environmental data and health and safety data is collected and reported for all operational sites and office sites with more than 50 employees where we have operational control ('direct operations')(2). The environmental impacts associated with leased facilities where we do not have operational control or have less than 50 employees are excluded and considered immaterial to the company’s overall impacts. The environmental and health and safety impacts associated with leased or third-party manufacturing units, where we have a lease arrangement under International Financial Reporting Standards (IFRS), are excluded from our direct operations data.
1.Non-financial information, including baseline information, excludes the performance attributable to one of our business units in Greater China due to local regulatory restrictions. We believe the exclusion of this data does not materially impact our non-financial performance.
2.We define operational control using the definition of accounting standards for most of our ESG metrics. For greenhouse gas emissions, our definition is aligned with the Greenhouse Gas Protocol. Any exceptions, limitations and judgements, including around interpretation of the GHG protocol, are explained under each performance metric.
All company-owned vehicles, specifically all vehicles used and re-fuelled on Diageo’s premises, are included in direct operation greenhouse gas emissions (Scope 1 and 2). The emissions associated with leased vehicles not under our control are included in our indirect greenhouse gas emissions (Scope 3). In limited instances, Diageo has ownership of some benefit cars which are not used and re-fuelled on Diageo operational sites. The emissions associated with these cars are included in our indirect greenhouse gas emissions
(Scope 3).
Net zero emissions are reached when anthropogenic (i.e. human-caused) emissions of greenhouse gases into the atmosphere are balanced by anthropogenic removals over a specified period. A science based approach to net zero covers greenhouse gas emission
Scope 1, 2 and 3 with direct abatement of approximately 90% from our emissions baseline and up to 10% of high-quality certified carbon offsets to neutralise hard-to-abate residual emissions to close the gap to zero.
‘Carbon neutral’ or ‘carbon neutrality’ refers to an outcome in which greenhouse gas emissions have been neutralised, through a combination of emissions reduction efforts and the purchase of carbon offsets/credits, resulting in no net release of carbon dioxide.
Any carbon offset purchases for discrete carbon neutral claims are specifically for certification and are not included in annually reported Diageo greenhouse gas emission footprint.
III. Baseline and targets
The financial year ended 30 June 2020 is our baseline year and applies to the majority of our ‘Spirit of Progress‘ ambitions. If a different baseline year is used, this is described in the following pages. The baseline year is used as the basis for calculating progress against our ambitions. We aim to achieve each ambition by fiscal 30, unless otherwise stated in the following pages.
Material changes to environmental reporting boundaries and methodologies are reviewed at 2030 grain-to-glass Strategic Business
Review meetings that are chaired by the President, Global Supply Chain & Procurement and Chief Sustainability Officer. The
Executive Working Group - a group that leads discussion on ESG topics and our 'Spirit of Progress' plan -  also reviews material changes to the reporting boundaries and methodologies on an annual basis.

IV. Acquisitions, new sites and divestments
Acquisitions are included in the consolidated reporting for all metrics from the date when control transfers or as soon as practically feasible and no later than one year after that date. This duration varies as each new acquisition has unique systems and processes that must be integrated.
New sites or site extensions are included in the scope of all metrics from the date commissioning commences.
In the case of divestments, data associated with the divestment is removed from the baseline, intervening years and current year unless otherwise stated in the following pages.
V. Restatements
We may restate prior years’ data due to structural changes in our operations, including from acquisitions and divestments;
improvements in data quality and calculation methods and material changes to relevant policies.
To determine whether we need to restate prior years’ data, we examine whether the qualitative or quantitative impacts of the changes are material to the users of our reporting.
For a restatement of environmental data, we restate the data for the baseline year and intervening years.
In the case of our environmental data, we may restate prior years’ data to reflect updates to GHG emission factors, in line with the
GHG Protocol recommendations and for any changes in reporting policy that result in a change to the baseline of more than 1%. We also restate prior years’ data where structural changes regarding outsourcing and insourcing have an impact of more than 1%. In certain cases, where historical data is unavailable, the environmental impacts for the baseline year and intervening years are extrapolated from current environmental impact data, based on production patterns and other relevant factors.
Any other restatement for all metrics is triggered by a benchmark threshold of 5%.
VI. Reliability and accuracy of data
We have systems, processes and controls that govern the collection, review and validation of non-financial data included in this report.
Reporting boundaries and methodologies are reviewed and updated where appropriate each year by leadership teams. We are continually strengthening our data collection processes and underlying controls.
Whilst we seek to capture all information as accurately as possible, it is neither feasible nor practical to measure all data with absolute certainty. Where we have made estimates or exercised judgement, this is highlighted within the reporting methodologies for each indicator under ‘Limitations’.
Some of our listed subsidiaries also publish sustainability information either as standalone reports or as part of their annual report.
A non-exhaustive set of examples of this reporting are linked below:
•United Spirits Limited
•Sichuan Swellfun Co.,Ltd
•East African Breweries Ltd
•Guinness Nigeria plc
VII. Reporting systems
We use four main systems to collect, validate and analyse reported data.
•Human Resources data is reported at site level primarily using Workday, our global information management systems. HR data is collected on a monthly basis for all Workday markets. Non-Workday markets data is manually captured offline. Both
Workday and non-Workday markets data are then consolidated.
•Health and Safety information for performance measures is collected locally, on a monthly basis, using site held incident reports. This is collated and analysed using a web-based information management system.
•Environmental data is collected on key measures of environmental performance monthly at site and market level and consolidated for group reporting monthly. Data is collated and analysed using a web-based environmental management system.
•Market-level ‘Spirit of Progress‘ data: Where ‘Spirit of Progress‘ programmes are managed at a local level, data is collated every quarter. The data is compiled at market, regional and global levels, alongside our other ‘Spirit of Progress‘ goals and is reviewed by general managers, functional leadership teams, the 2030 grain-to-glass Strategic Business Review (SBR) and the
Executive Committee during quarterly meetings.
Scope and methodology of physical and transition climate risk scenario analysis reported on page
113-121.
Scenario analysis of physical risks
Important note on scenario analysis
Climate risk scenario analysis has limitations: it is not a predictor of the future and it is limited by the assumptions used, which themselves are subject to uncertainty. No single scenario is likely to materialise and we are all likely to be exposed to both physical and transition risks as the world continues to warm as a consequence of emissions already in the atmosphere. The pathway to reducing emissions is also highly variable, as governments and industry pursue a variety of means, such as introducing regulation and developing new technologies. Nevertheless, scenario analysis is a powerful tool to understand how our business could be impacted under certain plausible but severe future conditions and it allows us to understand where risks and opportunities are most likely to materialise, to understand trends and to integrate these into our strategy.
Following the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD), we conducted scenario analysis to determine the likely financial impact of the most important physical risks on our assets and operations. The physical risks we identified of most importance were:
1.Water supply: Inability to produce brands due to constrained water supply as a result of drought caused by climate change.
2.Agricultural material supply: Increased cost of raw materials due to scarcity caused by changes in growing conditions caused by climate change.
3.Site integrity: Inability to produce products, or damage to stored products due to acute weather events (floods or storms).
4.Disruption to agricultural material supply: Inability to receive agricultural materials due to acute weather events (floods or storms).
Using available climate data and natural catastrophe-modelling techniques, our climate resilience partners calculated projected
Estimated Annual Losses (EALs) and Value at Risk (VaR) for the present day and two future time periods (2030 and 2050) under two climate scenarios. For most climate variables, these climate scenarios include a ‘moderate’ emissions reduction pathway (RCP4.5 or
SSP245) and a ‘worst-case’ pathway (RCP 8.5 or SSP 585). The results were expressed as:
Present day and projected EALs driven by:
•The impact of drought, river floods and tropical windstorms on owned and third-party-operated production assets.
•The impact of floods and tropical windstorms on supplier assets (glass and cans).
and present day and projected VaR associated with:
•The exposure of production assets to water stress.
•The exposure of production and supplier assets to tropical windstorms.
A summary of the scope of our physical and transition risk assessments and scenario analysis

Timeframe	Short term (0-5yrs)		Medium term (2030)	Long term (2050)
Geography
All Diageo and key third-party operations in North America, Scotland (fiscal 21); India, Africa,
Mexico and Türkiye (fiscal 22); Asia Pacific, Europe and Latin America and Caribbean (fiscal 23). In fiscal 24, we assessed a further 13 new acquisitions or important third-party sites to complete our assessment.

Risk types	Physical risks Water (availability, quality, temperature), temperature, flooding, landslide, wildfires, wind, humidity			Transition risks and opportunities
Temperature scenarios	+4 to +5ºC (extreme) RCP 8.5'		+2 to +3ºC (moderate) RCP 4.5'	1.5ºC to 2ºC (Paris agreement) RCP 2.6'
Scope
	Raw materials 1,200+ suppliers' sites Key raw materials* (wheat, barley, maize, cane and beet sugar, vanilla, aniseed, grapes, broken rice, sorghum, agave, dairy, hops) *+4 to +5ºC scenario only	Processing Approximately 250 Diageo and third-party operations sites Detailed assessments of 39 sites	Distribution Key road, rail routes Key sea ports (69)	Risks reviewed Policy and legal risks Technology risks Market risks Reputation risks	Opportunities Resource efficiency Energy source Products and services Markets
				Scenario analysis Energy Transport Packaging Raw materials	Scenario analysis Pack weight reduction Circular offerings
Scenario analysis of transition risks
Over fiscal years 21-24, we conducted scenario analyses of the impact on our financial performance of transition risks, stemming from a Paris-aligned scenario. Our modelling is based on a successful transition to a low-carbon economy to limit the temperature rise to
1-2⁰C by 2100 and assumes a variety of decarbonisation challenges and opportunities relating to ingredients, energy, packaging and transport costs and changes in demand for our products (to 2030 and 2050). Over the course of several years, we have refined the model and incorporated data relating to our entire business, including production volume, sales, raw materials and packaging costs and projected growth rates by category and market, to inform future scenarios.

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
Both scenarios rely on a combination of internal assumptions (e.g. production costs, sales and margin growth rates, product mix, etc.)
and external factors (e.g. carbon pricing, increased green energy production and decarbonisation of industry). External models available from the International Energy Agency, the Intergovernmental Panel on Climate Change and other institutions were supplemented where necessary by our expert partners' internal models. Together, these models gave us a range of plausible assumptions designed to capture a trajectory of changes in demand, costs, prices, regulation, technology and capital investments in relevant markets and business segments, that could result in the world achieving net zero emissions by 2050. We looked at how combinations of these changes might affect us both positively (increased demand for sustainable products) and negatively (higher costs) and estimated the combined effect on our cash flow to both 2030 and 2050. Outlined in the table below are the materials that most affect our input costs, which may go up or down depending on the situation. We have modelled costs based on our exposure to global versus local changes; for example, glass and aluminium are procured globally, while the cost of energy, for example, is local.
For each scenario, we then estimated the prices of major input costs, where relevant by geography and modelled the impact they would have on our operating profit.
Input costs assessed in the scenario analysis by geography

Region	Global	United Kingdom	United States	Canada	Mexico	Türkiye	India	Africa	Asia Pacific	LAC	Ireland
Glass	●
Aluminium	●
Land transport	●
Ocean transport	●
Energy		●	●	●	●	●	●	●	●	●
Electricity		●	●	●	●	●	●	●	●	●
Raw materials:
Barley	●
Wheat	●
Maize	●
Rice	●
Sorghum	●
Sugar	●
Vanilla								●
Aniseed						●
Agave					●
Grapes						●
Hops	●
Dairy											●

Promote positive drinking

Target	Scale up our SMASHED partnership and educate 10 million young people, parents and teachers on the dangers of underage drinking
Performance measures
•Number of people educated on the dangers of underage drinking through a Diageo-supported education programme
•Number of people who confirmed changed attitudes on the dangers of underage drinking following participation in a Diageo-supported education programme

Definition
SMASHED is our flagship underage drinking programme, developed and delivered in partnership with
Collingwood Learning (Collingwood) and sponsored by Diageo. Our SMASHED partnership aims to change attitudes to underage drinking through live theatre performances, workshops and interactive online learning experiences.
Live: A live or virtual theatre performance in schools or other community setting, with interactive workshops for students, resources for teachers and parents, and comprehensive evaluations.
Online: An innovative and engaging e-learning course, telling the SMASHED story through film clips, with interactive learning tools, student assessment and teacher support.
Offline: SMASHED Online programme can also be delivered offline through PowerPoint and film clips.
People educated: Target age group (10-17), who have participated in the live or online learning experience.
Completions for online are counted only on course completion, and live completion is counted when the individuals, as recorded by the teacher, have completed the session, which is then confirmed by the local delivery partner.
Changed attitudes: A young person who confirmed a changed attitude is someone who responds to the post-
survey question by stating that they are less likely to drink underage. This is supported by evidenced progression through pre- and post-performance surveys against all other learning outcomes, with the ‘less likely to drink underage’ results as the core indicator.

Reporting period
1 June to 31 May. The complexity of gathering data from hundreds of schools globally with different academic years means there is a lag in reporting information from our live programmes. Each financial year we include data from 1 June to 31 May. The baseline year for the reporting of cumulative progress is our financial year ended 30 June 2018.

Scope exception	When SMASHED is delivered by a third party and is partially funded by Diageo, we only claim the proportion of people educated that our funding contributes to.

Target (continued)	Scale up our SMASHED partnership and educate 10 million young people, parents and teachers on the dangers of underage drinking
Data preparation and measurement
The number of people educated is supplied by in-country delivery partners to Collingwood through teachers and online records. We have assumed that teachers are an impartial and accurate provider of student numbers, with clear knowledge of the groups allocated to SMASHED. We have also assumed that students participating in SMASHED live and online have adequate literacy skills to understand and complete written evaluation forms.
SMASHED Live operates pre- and post-evaluation surveys of the target audience of young learners.
The following sampling criteria have been established to measure attitude change:
•Assess at least 20% of programme participants through pre- and post-evaluation surveys.
•The participants that make the 20% sample must be selected randomly.
•If the sample is less than 200 people, the same participants must take the pre- and post-evaluation surveys.
The number of people who confirmed changed attitude is calculated by projecting the results of the survey, for those who have confirmed in the post-survey question that they are less likely to drink underage, to the total number of people educated for the events run.
From September 2022, where an audience numbers over 500 students in one session, we categorised these as
‘large scale special events’. Where large scale events were run if there are a sufficient number of facilitators
(ratio 1:200 students) then the full number of people educated were included. If the number of facilitators present is below this ratio, then the number of people in attendance were capped at the large-scale event number.
From October 2023, we extended capping of our participants to a 1:200 teacher to student ratio across all sizes of events and formats. This enhancement balances the need for large gathering programme delivery with maintaining impactful instruction and participation.
The data, alongside supporting evidence is supplied by delivery partners and then consolidated and reviewed by Collingwood before being shared with Diageo for review and reporting.

Limitations
We consider double counting to be highly unlikely, given the SMASHED activity is only delivered once to any audience within the curricular requirements for the year and our delivery partners also ensure additional quality measures, which are detailed below. No unique personal identifiers are collected, for data privacy reasons.
•Where two programmes are available, we mitigate the risk of duplication by offering programmes strategically to different school areas.
•Our delivering markets self-declare duplication risks proactively. These self-reported risks of duplication have been omitted from reported figures.
•We request all markets document steps they take to avoid duplication of audience participation year-
on-year with an annual deduplication statement. Output from these statements provide a tailored, specific, and culturally appropriate approach to avoiding double counting.
•We have assumed that the number of students expected to either repeat a year group or change secondary schools is negligible, based on the most recent statistics from third parties.

Target	Extend our UNITAR partnership, and promote changes in attitudes to drink driving, reaching five million people by 2030
Performance measure	Number of people educated about the dangers of drink driving
Definition
Our Wrong Side of the Road (WSOTR) digital learning resource with the United Nations Institute for
Training and Research (UNITAR), primarily delivered online, is designed to help people understand the consequences of drink driving by listening to the repercussions for people who decided to get behind the wheel after drinking. All stories shared via WSOTR are real and aim to help prevent other people from making the same mistakes. The purpose is to show the effects that this decision can have on the individual and the people around them, helping viewers to consider what would happen if they were in a similar situation.
We have also introduced a pilot programme called Sober versus Drink Driving. This is a gamification approach to educating people about how alcohol impacts core driving skills. The intention is to demonstrate how drinking impacts their ability to control the vehicle. We have initiated a trial in six markets and also in one of our brand homes, the Guinness Storehouse in St. James’ Gate, Dublin.
People educated: Any individual who completes the WSOTR training or Sober versus Drink Driving.
Completions for online or in person training are only counted on course completion. Adaptations of the programmes are only made for language translation.

Scope exception	For programmes that are partially funded by Diageo, we only claim the proportion of people educated that our funding contributes to.
Reporting period	1 July to 30 June. Our baseline year is fiscal 22.
Data preparation and measurement
Data preparation depends on the format of the training. For online trainings, completions are reported daily based on Diageo’s own system or via third parties who must provide back-up data. For offline trainings, data is reported quarterly and reviewed by the Diageo global team.

Limitation	-

Governance and ethics

Performance measure	Code of Business Conduct mandatory training
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
Data preparation and measurement
We deliver the Code of Business Conduct e-learning through our global online training tool, Diageo My
Learning Hub, which holds participation and completion records for the course. Participation and completion records are reported to market and function leadership teams and reviewed by Business
Integrity leads.

Limitation	-

Performance measure	Reported and substantiated breaches
Definition
Reported breaches are potential breaches of our Code of Business Conduct, policies or standards made known to the business, either via our SpeakUp service or brought to our attention internally. Substantiated breaches are those reports that ultimately result in sufficient evidence being gathered to support the concern raised and if dismissal occurred, these employees would be recorded as a Code-related leaver.

Scope exception	-
Data preparation and measurement
We restate the number of substantiated breaches and Code-related leavers from previous years to include the outcomes of those reports made in one financial year, but for which the investigation and any associated disciplinary actions are not closed until the following financial year. This enables us to make a full and accurate year-on-year comparison.

Limitation	-

Our people
Health and safety

Performance measure	Lost-time accident frequency rate (LTAFR)
Definition
LTAFR is the number of lost time accidents (LTAs) for employees and contractors who work under
Diageo’s direct supervision. The calculation is based on actual working hours and is expressed as a rate per
1,000 full-time equivalent (Occupational Health and Safety (OH&S) FTE).  OH&S FTE differs from our employee based FTE; it includes contractors.
Direct supervision exists when Diageo directly defines the contractors’ deliverables and the methods and processes by which the work is performed.
We define an LTA as any work-related incident resulting in injury or illness, where a healthcare professional or Diageo recommends one or more full days away from work, or where a job restriction or modification prevents the employee from conducting their routine tasks and activities and from working a full shift.
We consider an injury or illness to be work-related when an event or exposure in the work environment
(including people working at home) either caused or contributed to the resulting condition, or significantly aggravated a medically documented and treated pre-existing injury or illness.

Scope exception	If the injured person did not report the accident on the same shift to their immediate line manager and/or Diageo point of contact, this accident is not in scope as work-related.
Data preparation and measurement
We collect and report safety data for all locations (manufacturing, corporate office, remote commercial and remote home working) where we have operational control, including all office sites.
Each month, locations are required to collate and submit details associated with all incidents, accidents and
LTAs, as well as OH&S FTE data for their site. Contractor agencies provide data on the hours worked by each contractor under Diageo’s direct supervision. This is then combined with Diageo employee data to calculate the total OH&S FTE data for the month. Data is submitted by locations onto our global reporting platform on a monthly basis.

Limitation	We do not report LTAFR for independent contractors because of the difficulty and administrative burden in accurately recording headcount.

Performance measure	Total recordable accident frequency rate (TRAFR)
Definition
TRAFR includes all work-related fatalities, lost time accidents and medical treatment cases for Diageo employees wherever they carry out their work-related activities. It includes fatalities and lost time accidents for all contractors (not only those under our direct supervision) and outsourced service providers while on Diageo premises. It also includes medical treatment cases for all site-based contractors. The calculation is based on actual working hours and is expressed as a rate per 1,000 OH&S workers.
Definition for ‘Injury or illness’ as under LTAFR.

Scope exception	The exception is the same as under LTAFR. Working hours are excluded from the calculation for contractors visiting Diageo premises for a short period of time.
Data preparation and measurement	The data preparation is the same as LTAFR.
Limitation	We do not report medical treatment cases for contractors visiting Diageo premises on a temporary basis.

Performance measure	Number of fatalities
Definition
A fatality includes any work-related fatality of an employee or contractor under our direct supervision in their day-to-
day work environment (on or off our premises), or any work-related fatality suffered by an outsourced service provider or contractor not under our direct supervision while on our premises.
We consider a fatality to be work-related when an event or exposure in the work environment (including people working at home) either caused or contributed to the event.

Scope exception	-
Data preparation and measurement	The data preparation is the same as LTAFR.
Limitation	-

Performance measure	Lost-time injury frequency rate (LTIFR)
Definition
Lost-time injury frequency rate (LTIFR) is a standard Occupational Safety and Health Administration
(OSHA) metric that measures the number of lost-time injuries occurring in a workplace per one million hours worked.

Scope exception	The scope exception is the same as LTAFR.
Data preparation and measurement	The data preparation is the same as LTAFR.
Limitation	We do not report LTIFR for independent contractors because of the difficulty and administrative burden in accurately recording headcount.

Performance measure	Lost-time injury rate (LTIR)
Definition	LTIR is a standard OSHA metric that calculates the number of lost-time injuries occurring in a workplace per 200,000 hours worked.
Scope exception	The scope exception is the same as LTAFR.
Data preparation and measurement	The data preparation is the same as LTAFR.
Limitation	We do not report LTIR for independent contractors because of the difficulty and administrative burden in accurately recording headcount.

Performance measure	Employee Engagement Index
Definition
The Employee Engagement Index is calculated as the percentage of respondents who answer positively to three questions in our Your Voice survey: I am proud to work for Diageo; I would recommend Diageo as a great place to work; I am extremely satisfied with Diageo as a place to work.

Scope exception	Contractors and employees on long-term leave are excluded.
Reporting period	The data was collected between 2 and 26 April 2024, so the results are based on feedback from participants in that particular window.
Data preparation and measurement	The index is calculated from an anonymous annual survey run by an independent third-party.
Limitation	-

Employee profile data
Performance measures	Average number of employees by region by gender	Average number of employees by role by gender
Definition	Employees on a full-time equivalent basis who are directly employed by Diageo have been allocated to the region in which they reside.
Employees on a full-time equivalent basis who are directly
employed by Diageo have been allocated to the role in
which they occupy.
We define Executive as a member of the Executive
Committee; senior manager (Senior Leaders, Level 2 and
Level 3) as those in top leadership positions excluding
Executive Committee members; line manager as all
Diageo employees (excluding Executive Committee and
senior managers) with one or more direct reports; and
supervised employee as all remaining Diageo employees
who have no direct reports.

Scope exception
All Diageo employees on a full-time equivalent
basis are in scope for this performance measure.
However, people data from joint ventures and
associates where Diageo does not have operational
control are not included.
All Diageo employees are in scope for this performance measure. However, people data from joint ventures and associates where Diageo does not have operational control are not included.
Data preparation and measurement
Total employee data comprises our average number of
FTE employees across 12 months. The average is
calculated based on the FTE numbers from the last day of
each month over the past year.
Employee type includes Regular, Graduates and Fixed
Term Contract (FTC) across all markets.

Total employee data comprises our average number of
FTE employees across 12 months except Executives,
which are reported as of 30 June 2024 because of the
small population size. The average is calculated based on
the FTE numbers from the last day of each month over the
past year.
Employee type includes Regular, Graduates and Fixed
Term Contract (FTC) across all markets.

Limitations
Joint operations are included but, where Diageo does not
have operational control, only high-level regional data is
available.
Markets where our global HR system, Workday, is not in
place are reliant on manual data collection or, in some
cases, we may not be able to obtain data.
Data on family leave is only available for markets where
we have implemented our global HR system, Workday.

Joint operations are included but, where Diageo does not
have operational control, only high-level regional data is
available.
Markets where our global HR system, Workday, is not in
place are reliant on manual data collection or, in some
cases, we may not be able to obtain data.
Data on family leave is only available for markets where
we have implemented our global HR system, Workday.

Champion inclusion and diversity

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

Scope exception
Non-Executive Directors and extended workers (agency workers, independent contractors, freelancers and consultants) are not in scope, nor are joint ventures, joint operations not managed by Diageo or associates where Diageo does not have operational control.

Data preparation and measurement
The performance measure is calculated as the average of filled leadership roles at the end of each of the four quarters across the fiscal year. The total leadership population is calculated from markets that collect gender information through Workday, enabling all employees in scope to self-disclose this information.

Limitation	Where employees have chosen not to declare their gender, this information is excluded from the gender representation data.

Ambition	Champion ethnic diversity with an ambition to increase representation of leaders from ethnically diverse backgrounds to 45% by 2030
Performance measure	Percentage of ethnically diverse leaders globally
Definition
Leadership roles comprise Executive Committee members (Exec), Senior Leaders (SL), Level 2 (L2) and
Level 3 (L3) roles, some of which will be vacant at any point in time. Employee type includes those on regular and fixed-term contracts.
We define ethnically diverse as those ethnic groups who are, or were historically, systematically under-
represented, disenfranchised and/or economically excluded.
Ethnically diverse people can be a majority or a minority in a country.
We determined eight categories of ethnicity, considering Diageo’s market footprint, historic underrepresentation and alignment across regions: Asian, Black, Hispanic/Latin American, Indian,
Indigenous, Middle Eastern and Turkish, Mixed and Other Ethnic Groups.
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

Scope exception
Non-Executive Directors and extended workers (agency workers, independent contractors, freelancers and consultants) are not in scope, nor are joint ventures, joint operations not managed by Diageo or associates where Diageo does not have operational control. While Workday is live across all geographies in which leaders are based, ethnicity data collection is not legally available in Denmark, France, Italy, Portugal,
Spain and Sweden. Any leaders based in these locations are not in scope.

Data preparation and measurement
The performance target is calculated as the average of filled leadership roles at the end of each of the four quarters across the fiscal year.
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
Employees based in India are not able to submit ethnicity data through Workday due to cultural sensitivities. Nationality is obtained by the local HR team through official identification documents during the onboarding process. For India-based employees not of Indian nationality, the local HR director confirms their ethnicity through a confidential conversation with the individual.
Non-LAC nationals are mapped to their identified ethnicity.

Limitation	Employees who declined to self-identify or have not disclosed their ethnicity are not counted as ethnically diverse.

Ambition	Provide business and hospitality skills to 200,000 people, increasing employability and improving livelihoods through Learning for Life and our other skills programmes
Performance measure	Number of people reached through Learning for Life and other skills programmes
Definition
Our hospitality skills training programmes, including Learning for Life, aim to increase participants’
employability, improve livelihoods and support a thriving hospitality sector.
Our entrepreneurship programmes provide business skills related to Diageo’s activities with the aim of supporting participants to start their own business.
Our training courses are delivered in different ways: physical, live online sessions or via e-learning. Our training curriculums includes technical skills, life skills, sustainability and inclusion and diversity.
People reached through Learning for Life: Participants are counted when an individual successfully completes the curriculum, evidenced by either online training system records or classroom records.

Scope exception	Only markets running business and hospitality programmes are in scope.
Data preparation and measurement
We collate the number of beneficiaries of Learning for Life and other skills programmes through participant programme completion records (collected face-to-face or via our online training systems)
maintained by Diageo programme managers or third-party delivery partners.

Limitations
Accuracy relies on the quality of data provided by our third-party delivery partners.
For entrepreneurship programmes to be included, the metric owner applies judgment in determining whether the initiatives are appropriate to be included under the definition of providing business or hospitality skills related to our value chain.
Third-party delivery partners avoid double counting through checking the name of the participants on programme registration forms in the case of physical trainings or using unique identifiers for online trainings and e-learnings. Even with these procedures, there remains a  limited risk of double counting which we will be addressing through increased controls in the future.

Pioneer grain-to-glass sustainability
Preserve water for life

Target	Reduce water use in our operations with a 40% improvement in water use efficiency in water- stressed areas and a 30% improvement across the company
Performance measures	•Water efficiency index - water-stressed areas •Water efficiency index - across the company
Additional performance measures	Percentage change in water efficiency index from the prior year and from the baseline Note: This metric is used in all new Long Term Incentive Plans awarded from fiscal 24 onwards.
Definition
We prepare and report water withdrawal (use) using internally developed reporting methodologies based on the GRI
Standards.
Water withdrawal (use) includes water obtained from ground water, surface water, mains supply and water delivered to the site by tanker, less any clean water provided directly from a site to local communities. Also excluded from reported water withdrawal data is uncontaminated water abstracted and returned to the same source under local consent, water abstracted from the sea and rainwater collection.
Water efficiency for distillation is measured as water use per litre of pure alcohol (LPA) distilled for finished products only. Water efficiency for brewing and packaging is measured as water use per litre packaged.
When preparing the water efficiency index, the change in water efficiency for distillation and the change in water efficiency for brewing and packaging are weighted by the proportion of water used (m3) by all sites in each production type relative to the total water use, and added together. This is then compared to the baseline and prior year.
For water-stressed only: We classify a site as in water-stressed areas if the site is in a location which meets the definition of ‘water-stressed’, which is identified through a combination of sources, including the
World Resources Institute (WRI) Aqueduct tool, UN definitions, internal water risk survey information and external reviews by independent hydrologists.
An assessment to identify our sites located in water-stressed areas is completed every two years. We include any new-build or acquired sites and exclude any sites divested. All sites identified as water-stressed up until the 2025 water risk assessment will be included in the scope of our current 2030 water efficiency commitment for water-stressed areas.
Newly classified water-stressed sites are retrospectively applied to the fiscal 20 baseline, including the water use and distilled, brewed or packaged production volumes. Similarly, sites reclassified as no longer water-stressed are removed from the fiscal 20 baseline. This approach ensures consistency in tracking performance, versus the more stretching target of 40% improvement for water-stressed sites.
For reference, the water efficiency index formula is: 100 – (((% Change in Water efficiency, l/l distilled*% of water withdrawals for distillation) + (% Change in Water efficiency, l/l brewing and packaging*% of water withdrawals for brewing and packaging))*100).

Scope exception
The volume of water used on land under our operational control in Mexico and Türkiye is reported separately from water used in our direct operations and not included in our water efficiency calculations.

Data preparation and measurement
Water withdrawal (use) is measured primarily from meter readings and invoices. In limited cases, estimates are used. Distilled, brewed and packaged production volumes are based on production records.
All sites (including offices, warehouses, maltings, etc.) are mapped to either distillation or brewing and packaging, based on their prevailing production type. This mapping is reviewed annually and applied in determining the:
•water use distillation (m3);
•water use brewing and packaging, (m3);
•proportion of total water abstracted for each production type (%); and
•water efficiency for distillation (l/LPA) and brewing and packaging, (l/l).
Water efficiency index performance is attributed to the prevailing production type and excludes the production from the secondary production process in the calculations (e.g. a site with distillation and packaging processes allocated to distillation only considers the distilled production and excludes the packaged production in the calculations).
We measure water withdrawal (use), litres of pure alcohol and litres of packaged product by site and aggregate them at the production type level.

Limitation	In limited cases (e.g. failure or malfunction of water meters), estimates are used for water withdrawals.

Target	Reduce water use in our operations with a 40% improvement in water use efficiency in water- stressed areas and a 30% improvement across the company
Performance measure	•Water use efficiency per litre of product packaged (Litres/Litre) - across the company •Water use efficiency per litre of product packaged (Litres/Litre) - water-stressed areas
Additional performance measure
Percentage improvement in litres of water used per litre of product packaged from the prior year and from the baseline.
Note: This metric is used in Long Term Incentive Plans for those awarded prior to fiscal 24.

Definition
We prepare and report water withdrawal (use) using internally developed reporting methodologies based on the GRI Standards.
Water withdrawal includes water obtained from ground water, surface water, mains supply and water delivered to the site by tanker, less any clean water provided back to local communities directly from a site.
Uncontaminated water abstracted and returned to the same source under local consent, water abstracted from the sea and rainwater collection, are excluded from reported water withdrawal data.
For water-stressed only: We classify a site as in water-stressed areas if the site is in a location which meets the definition of ‘water-stressed’ which is identified through a combination of sources, including the
World Resources Institute (WRI) Aqueduct tool, UN definitions, internal water risk survey information and external reviews by independent hydrologists.
An assessment to identify our sites located in water-stressed areas is completed approximately every two years. We include any new-build or acquired sites and exclude any sites divested. All sites identified as water-stressed up until the 2025 water risk assessment will be included in the scope of our current 2030 water efficiency commitment for water-stressed areas.
Newly classified water-stressed sites are retrospectively applied to the fiscal 20 baseline, including the water use and packaged volumes. Similarly, sites reclassified as no longer water-stressed are removed from the fiscal 20 baseline. This approach ensures consistency in tracking performance, versus the more stretching target of 40% improvement for water stressed sites.

Scope exception
The volume of water used on land under our operational control in Mexico and Türkiye is reported separately from water used in our direct operations and not included in our water efficiency calculations.

Data preparation and measurement
Water withdrawal (use) is measured primarily from meter readings and invoices. In limited cases, estimates are used. Water efficiency per litre of packaged product is calculated by dividing total water withdrawal by the total packaged volume. We use litres of packaged product as the measure for comparison, because this indicates how much water has been used relative to the amount of finished product that has been packaged.
We measure litres of packaged product by site and aggregate them at group level.

Limitation	In limited cases (e.g. failure or malfunction of water meters), estimates are used for water withdrawals.

Target	Replenish more water than we use for our operations for all of our sites in water-stressed areas by 2026
Performance measures	Annual volumetric replenishment capacity of projects developed (m3) Cumulative volumetric replenishment capacity of projects developed from fiscal 16 to fiscal 24
Definition
Our ambition is to replenish more water than we use in sites at our defined water-stressed areas, based on
2026 projected production volume.
Our definition of replenishment (or volumetric water benefit) is aligned with the World Resources
Institute’s (WRI) definition. Replenishment activities beneficially modify the hydrology and address shared water challenges and improve water stewardship outcomes.
We classify areas as water-stressed if our site is in a location which meets the definition of ‘water-stressed’
through a combination of sources, including the World Resources Institute (WRI) Aqueduct tool (at the
Minor Basin level), UN definitions, internal water risk survey information and external reviews by independent hydrologists.
An assessment to identify our sites located in water-stressed areas is completed approximately every two years. We include any new-build or acquired sites and exclude any sites divested.
Newly classified water-stressed sites are subsequently included in our ambition. Similarly, sites reclassified as no longer water-stressed are removed from the ambition. This approach ensures consistency in tracking performance versus our projected volumes for water-stressed sites which we expect will be in production in fiscal 26.
To be considered within the annual volumetric replenishment capacity, replenishment projects need to be in a relevant water-stressed area (e.g. a site’s water basin and/or water-stressed water basins from which we source local raw materials).

Scope exception
As the target date for the water replenishment programme is fiscal 26, any newly identified sites in water-
stressed areas in our fiscal 25 water risk assessment will be out of scope for the replenishment programme.
Any site located in a water-stressed area using under 1000 m3 of water is considered de minimis and out of scope.

Reporting period
The complexity of gathering data from different project partners means there is a lag in reporting information our projects. Each financial year we include data from 1 June to 31 May. The baseline year is fiscal 16.

Data preparation and measurement
The methodology for calculating the volume of water replenished is based on the WRI’s ‘Volumetric
Water Benefit Accounting: A Method For Implementing and Valuing Water Stewardship Activities
(2019)’, which informs the Diageo Water Replenishment Programme Technical Protocol 2021.
Replenishment capacity created by replenishment projects is calculated using Diageo’s Water
Replenishment Programme Technical Protocol 2021. The Diageo Water Replenishment Implementation
Guide 2022 provides instructions for markets on how to implement the Technical Protocol. The Water
Replenishment Implementation Guide and Technical Protocol are reviewed on an as-needed basis.
Implementation partners are appointed in our water-stressed areas based on their expertise in particular project types which based on the risk assessments and consultations with local communities, NGOs and authorities, we believe will deliver the most impact. These implementation partners are responsible for project delivery.
Data required to calculate the indicative volume of water replenished is collected by the project’s implementation partner. An estimate of volumes is made at the inception of the project, and then validated when the project becomes operational. This data is then validated by an external validator and confirmed by the Diageo Head of Environment. All current year validated replenished volumes are summed together across all projects, which is the annual replenishment volumetric capacity added in the year.
The current year annual replenishment volumetric figure (in m3) is then added to previous volumetric figures, net of any volumes which represent over delivery at any of our water stressed sites to arrive at a cumulative replenishment volumetric total since 2020. This amount is compared to projected fiscal 26 water usage. The estimated site water usage for fiscal 26 is restated every year to reflect latest estimates and previous fiscal actuals.
When projects are delivered by a third party and partially funded by Diageo, to avoid double counting, we only claim the proportion of volumetric capacity attributable to Diageo.

Limitation
Our cumulative replenishment figure includes historic projects where natural changes in the amount of water replenished can occur over time.
We reassess these projects using a risk-based approach, testing that the projects continue to deliver the replenishment capacity which was validated at the commissioning phase. Where there are significant changes (greater than 5%) of original replenishment capacity, this is updated in the current year cumulative figure.

Target	Engage in collective action in all of our priority water basins to improve water accessibility, availability and quality and contribute to a net positive water impact
Performance measure	Percentage of priority water basins with collective action participation
Definition
We identify priority water basins by using a Diageo criticality assessment (based on expert judgement and water consumption volumes) and by those facing high water risk, according to the WRI Aqueduct tool. We select these basins, where Diageo sites are located, as we believe they would benefit most from Diageo participating in collective action to address shared water challenges.
Water collective action incorporates multi-stakeholder water stewardship initiatives and/or projects that include partnership with government entities, local communities, NGOs, civil society organisations and other stakeholders in the basin.
The way we engage in collective action is dependent on what is required from the different initiatives that we are involved in. Our main role is usually the contribution of funds and strategic input but we also play additional roles to deliver effective collective action. The roles include, but are not limited to, financing projects, convening stakeholders to join existing or to start new initiatives, basin and project modelling, project implementation, catchment monitoring and evaluation, policy and regulatory engagement, water advocacy, institutional capacity building and/or training. We also contribute to the global development of guidance and models for best practice, multi-stakeholder collective action.

Scope exception
This metric only includes our priority water basins as defined above. Where collective action activity is deemed to be minimal, we do not count this activity as collective action engagement in that priority water basin.

Data preparation and measurement	Evidence of collective action participation in priority water basins is collected at the country level and reviewed by the Diageo global metric owner.
Limitation
Judgment is applied when determining what is considered to be greater than minimal collective action engagement. The action we engage in are multi-stakeholder and multi-year; impact is measured over time.
We reflect on the collective impact, and our individual contributions in making the judgment that our engagements were greater than a minimal threshold.

Accelerating to a low-carbon world

Target	Become net zero carbon in our direct operations (Scope 1 and 2)
Performance measures
•Percentage change in absolute greenhouse gas emissions (direct and indirect greenhouse gas emissions by weight (market/net based)) from the prior year and the fiscal 2020 year baseline
•Direct greenhouse gas emissions by weight (market/net based) (1,000 tonnes CO2e)
•Indirect greenhouse gas emissions by weight (market/net based) (1,000 tonnes CO2e)
•Total direct and indirect greenhouse gas emissions by weight (market/net based) (1,000 tonnes
CO2e)
•Market based (net) intensity ratio of GHG emissions (grams CO2e per litre of packaged product)
•Direct greenhouse gas emissions by weight (location/gross based) (1,000 tonnes CO2e)
•Indirect greenhouse gas emissions by weight (location/gross based) (1,000 tonnes CO2e)
•Total direct and indirect greenhouse gas emissions by weight (location/gross based) (1,000 tonnes
CO2e)
•Location based (gross intensity) ratio of GHG emissions (grams CO2e per litre of packaged product)

Definition
Scope 1 and 2 greenhouse gas emissions are presented as the absolute greenhouse gas emissions (Direct –
Scope 1 emissions from on-site energy consumption of fuel sources and Indirect – Scope 2 emissions from purchased electricity and heat) in 1,000 tonnes CO2e using market-based and location-based reporting methodologies. Market-based and location-based greenhouse gas emission intensity ratio is calculated as grammes per CO2e per litre, using direct operations packaged product volume in litres.

Scope exception
We exclude minor quantities of Scope 1 greenhouse gas emissions up to 0.5% of a site’s emissions, to a maximum of 50 tonnes CO2e per emission source, as well as the greenhouse gas emissions associated with biogas flaring, since they are determined to be immaterial to our overall impacts.
Biological/biogenic CO2 emissions from the combustion of bioenergy and from direct operations processes such as fermentation to create alcohol, are outside of scope and are reported separately. However, bioenergy CO2e emissions associated with methane and nitrous oxides that are not absorbed in bioenergy feedstock growth, are included in Scope 1 emissions.
We do not include carbon offsets or credits in the Scope 1 and 2 GHG emissions market-based or location-
based approach.

Data preparation and measurement
We calculate CO2e emissions data based on direct measurement of energy use (meter readings/invoices) for the majority of sites.
Market-based and location-based emissions
We externally report Scope 1 and 2 greenhouse gas emissions using metric tonnes of CO2e to compare the emissions from the seven main greenhouse gases based on their global warming potential. We base our
CO2e reduction targets and reporting protocols (since 2007) on market-based emissions. We also calculate our emissions using the location-based approach, where direct operations greenhouse gas emissions are reported without the benefit of indirectly supplied renewable energy.
Direct (Scope 1) emissions
We report fuel consumption by fuel type at site level using the environmental management system. Using calorific values, the fuel is then converted to energy consumption, in kilowatt hours (kWh), by fuel type and is multiplied by the relevant CO2e emission factor to derive total CO2e emissions. Scope 1 emission factors for fuels are typically average fuel CO2e emissions factors and calorific values (the latest available at the end of the period) from the UK Government Department for Energy Security and Net Zero
(DESNZ). For market-based emissions calculations, we apply product-specific factors where available.
Energy attribute certificates (EACs), derived from our distillery by-product feedstock and processed by a third party to generate biomethane, form a component of our decarbonisation, together with purchased renewable gas EACs (i.e. from certificate-backed biomethane supplied indirectly through the natural gas grid). For location-based emissions calculations, we apply product-specific factors, where available, but the specific emission factors associated with EACs are not used (i.e. indirectly supplied renewable gas through grid is reported using standard, natural gas grid emission factors).
Indirect (Scope 2) emissions
We report greenhouse gas emissions from electricity (Scope 2) as market-based emissions and as location-
based emissions in line with the WRI/WBCSD GHG Protocol Scope 2 guidance 2015. For market-based emissions, electricity consumption recorded on our environmental management system is multiplied by emissions factors specified in EACs, contracts, power purchase agreements and supplier utility emissions, as detailed in the GHG Protocol’s Scope 2 guidance. We use GHG Protocol Scope 2 to ensure EACs and associated financial instruments meet the required standards. GHG emission factors relating to indirect,
Scope 2 emissions are updated with latest available by end of the period. For location-based emissions, grid imported electricity consumption recorded on our environmental management system is multiplied by regional or sub-national emission factors (where available) to calculate Scope 2 location-based GHG emissions. These include, for example, The Commission for Regulation of Utilities (CRU) (Ireland),
DESNZ (United Kingdom), the National Inventory Report (Canada), US eGRID (United States) and the
Indian power sector report (India). In all other cases, country or sub-regional factors are provided by the
International Energy Agency (IEA). Location-based emission factors are reviewed annually and updated with latest available at the end of the period.
Fugitive and owned agricultural [Scope 1] emissions
We calculate fugitive emissions based on the amount of emitted ozone-depleting substances and fluorinated gases, multiplied by the relevant emission factor to represent the global warming potential in tonnes of CO2e. Annually, each site reports the quantity (mass) of each material/gas emitted based on any added/topped-up amount, reported via the environmental management system. The mass of each emitted ozone-depleting substance and fluorinated gas is multiplied by the relevant emission factor and then added together to report the equivalent GHG emissions in tonnes of CO2e.
We calculate agricultural emissions from direct operations owned and operated by Diageo based on fertiliser use. The annual quantity (mass) of inorganic fertiliser is multiplied by the percentage of nitrogen content and by the relevant GHG emission and conversion factors (e.g. nitrogen to nitrous oxide, nitrous oxide GHG emission factor) to determine the equivalent tonnes CO2e emissions.
Scope 1 and Scope 2 data aggregation
For market-based: Total direct and indirect greenhouse gas emissions by weight (market/net based) (1,000 tonnes CO2e) is the aggregation of Scope 1 and 2 GHG emissions with fugitive and owned agriculture emissions to calculate total direct operations market-based emissions. The percentage reduction in absolute greenhouse gas emissions (direct and indirect greenhouse gas emissions by weight (market/net based))
from the prior year is a percentage change calculation with reference to the corresponding prior year figure.
Our net zero emissions target for 2030 remains consistent with earlier reporting protocols and is based on market-based emissions.
For location-based: We aggregate location-based Scope 1 and 2 GHG emissions with fugitive and owned agriculture emissions (as detailed in the market-based approach above) to calculate direct operations total location-based emissions.
GHG emission intensity ratios
Total, aggregated direct operations market-based and location-based emissions (as detailed above) are divided, respectively, by the volume of direct operations packaged product reported in the same period.
The market-based and location-based emissions are converted to grammes of CO2e and the volume of packaged product is reported in litres to generate relevant GHG emission intensity ratios in g CO2e/litre packaged.

Limitation	Where invoices or site meter readings are not available, for example, due to timing differences or metering issues, we estimate consumption.

Target	Reduce our value chain (Scope 3) carbon emissions by 50%
Performance measure	Percentage change in absolute greenhouse gas emissions (ktCO2e) from the prior year
Definition
Scope 3 emissions are indirect greenhouse gas (GHG) emissions generated by activities upstream or downstream of our operations that are not accounted for as Scope 1 and 2 GHG emissions.
Scope 3 greenhouse gas emissions are assessed for relevance across 15 value chain categories and sub-
categories and for Diageo, these are deemed relevant:
•Category 1: Purchased raw materials, packaging and third party manufacturers.
•Category 2: Capital goods.
•Category 3: Fuels and energy-related activities.
•Category 4: Upstream and downstream logistics and distribution.
•Category 5: Waste generated in operations.
•Category 6: Business travel.
•Category 7: Employee commuting, including the emissions associated with leased and a limited number of Diageo owned vehicles not accounted for in Scope 1 and Scope 2 GHG emissions.
•Category 11: Use of products sold.
•Category 12: End of life of products sold.
We do not include carbon offsets or credits in Scope 3 GHG emissions.

Scope exception	Any categories of Scope 3 emissions not listed in the definition above are out of scope for reporting. These are either excluded on the basis of materiality or a lack of reliable data.
Reporting period
All Scope 3 data is included for the current fiscal, with the exception of transportation and distribution
(category 4). We have moved the reporting period from a one-year lag to now including data from June -
May.

Target	Reduce our value chain (Scope 3) carbon emissions by 50%
Data preparation and measurement
We externally report Scope 3 GHG emissions using metric tonnes of CO2e to compare the emissions from the four greenhouse gases – carbon dioxide (CO2), methane (CH4), nitrous oxide (N2O) and hydrofluorocarbons (HFCs) – included in our calculations, based on their global warming potential.
Diageo uses a combination of consumption and spend based activity data to determine Scope 3 GHG emissions for all categories deemed relevant. The Diageo GHG Emission Factors Master Database contains the specific emission factor used and the associated source file.
This activity data is multiplied by relevant emission factors sourced from industry-average databases, unless there are supplier specific factors. Where relevant, the supplier specific factors are preferred over industry-average database factors. Emission factors are updated annually based on updates to the industry-
average databases and with published emission factors from suppliers.
Inflation and Exchange Rate Adjustment
For all spend-based calculations in the Scope 3 inventory, the emission factors used are based on 2019/2020
US dollars. In alignment with the GHG Protocol Scope 3 Calculation Guidance (Section 1, page 49), spend values are adjusted to reflect the differences in market values between the year of the spend based factors
(2019) and the current period using country-specific inflation and exchange rates so the emission factor can be appropriately applied. The spend values are deflated by multiplying the current year spend by a ratio of the consumer price indices (CPI) of 2019/20 and the current year. The CPI values are obtained from S&P Global per country that Diageo has operations in, and it was assumed that all spend per site was acquired in, and thus subject to inflation of, the country of the site. The exchange rates are obtained with guidance from Diageo’s internal accounting department.
Diageo use two calculation methods:
1) The average data method:
The average data as described in the GHG Protocol Scope 3 Calculation Guidance are used to calculate these emissions. The quantity of relevant goods or services purchased in the reporting year is multiplied by the secondary (e.g. industrial average) emission factors (e.g. average emissions per unit good or service).
Cradle-to-Tiers 1 supplier emission factors of the purchased goods or services per unit of mass are used
(e.g. kg CO2e /kg).
The average data method is represented by the following equation:
CO2e emissions for purchased goods or services = Σ(mass of purchased good or service (kg) x emission factor of purchased good or service per unit of mass (kg CO2e/kg)).
This method is applied for the following scope 3 categories:
•Category 1: Purchased goods and services.
•Category 3: Fuel and energy-related activities.
•Category 4: Upstream transportation and distribution.
•Category 5: Waste generated in operations.
•Category 6: Business travel.
•Category 7: Upstream leased assets.
•Category 11: Use of sold products.
•Category 12: End of life treatment of sold products.
2) The spend-based data method:
The spend-based data method is used to calculate these emissions. The spend on relevant capital goods purchased in the reporting year is multiplied by the spend-based emission factor (e.g. average emissions per unit spent).
The calculation method is represented by the following equation:
CO2e emissions for capital goods = Σ (spend on capital goods (USD) x emission factor of purchased capital good per economic value (kg CO2e/USD))
This method is applied for the following scope 3 categories:
•Category 2: Capital Purchase goods and services.
For the transportation and distribution (category 4) calculation, we have updated the GHG factors to the latest Global Logistics Emissions Council (GLEC) factors.
The latest Global Warming Potential (GWP – 2021 IPCC report) are used in Diageo’s GHG calculation and the Biogenic GHG emissions are not included.

Limitations
Due to inherent limitations related to measurement uncertainty and/or the availability of actual activity data, we utilise Diageo and/or industry average activity data for certain purchased goods or services. Due to limited primary greenhouse gas factors from suppliers, secondary greenhouse gas factor sources are used, such as industry recognised emission factors and others. As such, Scope 3 greenhouse gas emissions reporting is inherently limited and processes to refine data calculations are constantly under review.

Target	Use 100% renewable energy across all our direct operations
Performance measure
•Change in percentage of renewable energy across our direct operations from the prior year
•Total direct (renewable and non-renewable) energy consumption (TJ)
•Direct energy efficiency (MJ/litre packaged)
•Indirect energy efficiency (MJ/litre packaged)
•Total direct and indirect energy efficiency (MJ/litre packaged)

Definition
We report total energy use and renewable energy use in megawatt hours (MWh) and/or terajoules (TJ).
Total energy and renewable energy use are determined from direct and indirect energy consumption;
energy generated on our sites and purchased energy. We determine direct energy (renewable/non-
renewable) from the quantity of different fuel types (in metric tonnes, litres) of renewable and non-
renewable fuels and by applying the relevant calorific value (either from DESNZ or the supplier). We measure indirect energy (renewable/non-renewable) in MWh and/or TJ from energy utilities or suppliers and/or by applying the relevant EACs.
We include directly connected renewable energy generated on or near our sites, where all energy is used on site and no EACs are created (e.g. roof-mounted solar panels with all generated renewable electricity used on site).

Scope exception
We exclude minor energy sources that account for less than 0.5% of a site's overall Scope 1 and 2 emissions, up to a maximum of 50 t CO2e of individual emission source. They are considered immaterial to our overall impact.

Data preparation and measurement
We report total energy and renewable energy in MWh and/or TJ. We calculate direct and indirect energy data based on the direct measurement of energy use (meter readings/invoices for volumes of fuel supplied).
We report fuel consumption by fuel type at site level using the environmental management system. Using calorific values, the fuel is then converted to energy consumption, in kWh, by fuel type and classified as either renewable or non-renewable based on fuel type or source. EACs, derived from our distillery by-
product feedstock and processed by a third-party to generate biogas, together with purchased renewable gas
EACs, are applied to relevant natural gas supplied to sites via a common carrier pipeline/network.
All indirect energy generated and used on site, along with purchased indirect energy supplied through the grid is classified as renewable by the allocation of EACs, contracts, power purchase agreements and supplier-specific utility factors, where relevant.
To calculate the percentage of renewable energy use, we divide total renewable energy (direct and indirect energy supplies (in MWh)) by total energy use, comprising all reported energy sources (MWh).
Direct energy efficiency (MJ/L); indirect energy efficiency (MJ/L) and total energy efficiency (MJ/L) are determined from total direct energy (MJ), total indirect energy (MJ) and total energy (MJ) and divided by the volume of packaged product (litres).

Limitation
Energy data is calculated based on direct measurement of energy use (meter readings/invoices) for the majority of sites. Where invoices are not available, for example, due to timing differences, consumption is estimated.

Target	Continue our work to increase recycled content in our packaging (increasing the percentage of recycled content in our packaging to 60%)
Performance measure	Change in percentage of recycled content (by weight)
Definition	We determine recycled content by establishing the percentage weight of non-virgin materials used to generate the packaging components.
Scope exception	—
Data preparation
We collate packaging material volume data for the total volume of packaging purchased. We collect recycled content data through quarterly supplier questionnaires and then consolidate and internally verify
it.

Limitation	Reporting relies on suppliers' technical information, timely completion of quarterly questionnaires and supporting supplementary information.

Target	Continue our work to reduce total packaging (delivering a 10% reduction in packaging weight)
Performance measure	Percentage reduction of total packaging (by weight)
Definition	We determine changes to packaging weight by quantifying the weight reduction in grammes multiplied by the number of product codes (SKUs) affected, on an annualised basis.
Scope exception	—
Data preparation	We collate packaging material volume data for total volume of packaging purchased and weight. We verify weight data through quarterly supplier questionnaires.
Limitation	Reporting relies on suppliers' technical information, timely completion of quarterly questionnaires and supporting supplementary information.

Target	Develop regenerative agriculture programmes in five key sourcing landscapes
Performance measure	Number of regenerative agriculture programmes
Definition
We define our key sourcing landscapes as locations from which we source our most material crops, in terms of product dependency (e.g. agave for tequila), volumes sourced and contribution to our Scope 3
GHG footprint.
The programmes include:
•On-the-ground programmes with farmers to test and integrate regenerative and low-carbon practices in crop production systems
•On-farm measurements and data collection protocols to track improvements in soil health, soil carbon, biodiversity, water stewardship and farm profitability
•Collaborative programmes with our suppliers, other commodity off-takers, expert agronomists, technology providers, NGOs or specialist organisations
Our regenerative agriculture programmes currently expand across three crop systems and three geographies including barley in Ireland for our beer category (Guinness), wheat and barley for our scotch and grain neutral spirit categories in the United Kingdom and agave for our tequila category in Mexico. We are also building partnerships across additional agricultural sourcing hubs to advocate for regenerative landscape transitions including Telangana state in India for broken rice, Kentucky and Tennessee in the United States for corn and rye and Kenya, Ghana and Nigeria across sorghum smallholder value chains.

Scope exception	Where programme activity is in early stages of deployment in a particular sourcing area, we do not include this sourcing area as covered by a regenerative agriculture programme.
Data preparation	Data is consolidated for each pilot programme. Tracking and reporting on improvements against key outcomes is managed centrally.
Limitation
Judgement is applied when determining what is considered to be greater than minimal programme activity.
The investments we make could be through a consortium, and include other stakeholders. Impact is typically measured over time. Our approach is to assess the impact of our individual contributions in relation to the overall investment impact in determining whether our contributions were greater than a minimal level of programme activity.

Other additional information
Spirits and investments
Spirits are produced in distilleries located worldwide. The group owns 31 Scotch whisky distilleries in Scotland, two whisky distilleries in Canada, and five in the United States. Diageo produces Smirnoff internationally. Ketel One and Cîroc vodkas are purchased as finished products from The Nolet Group and Maison Villevert, respectively. Gin distilleries are in both the United
Kingdom and in Santa Vittoria, Italy. Baileys is produced in the Republic of Ireland and Northern Ireland. Irish whiskey is distilled at the Roe & Co distillery in Dublin. Rum is distilled in the US Virgin Islands and in Australia, Venezuela, and Guatemala and is
blended and bottled in the United States, Canada, Italy, and the United Kingdom. Raki is produced in Türkiye, Chinese white spirits are produced in Chengdu, in the Sichuan province of China, cachaça is produced in Ceará State in Brazil and tequila in Mexico. The
Chase Distillery in England produces vodka and gin.
Maturing inventories increased by $532 million in fiscal 24 to support the future growth of scotch. Maturing scotch inventory increased by $387 million, with a total balance of $4,862 million in fiscal 24. Whisk(e)y inventories were $6,290 million in fiscal 24, mainly used for Scotch whisky production accounting for 77% of total matured whisky.

	2024	2023
Category	$ million	$ million
Whisk(e)y	6,290	5,777
- From this attributable to scotch	4,862	4,475
Other	1,542	1,523
Total maturing inventory	7,832	7,300
Diageo’s maturing Scotch whisky is stored in warehouses in Scotland (Clackmannanshire area between Blackgrange, Cambus West and Menstrie, where we are holding approximately 43% of the group’s maturing Scotch whisky), its maturing Canadian whisky in
Valleyfield and Gimli in Canada, its maturing American whiskey in Kentucky and Tennessee in the United States and maturing
Chinese white spirits in Chengdu, China.
The iconic lost distillery of Port Ellen re-opened in March 2024, marking the final phase of our £185 million ($234 million)
investment in the Scotch Whisky and Tourism sectors in Scotland. Work also continues to expand our warehousing facilities at
Midtown in Clackmannanshire. Alongside the new warehouses being built, there is also investment in state-of-the-art automation of warehousing.
In China, the Eryuan malt whisky distillery fully opened in mid-2024 ($76.7 million investment). It will develop the highest quality
China single origin whisky, placing China firmly on the global whisky producer’s map.
In North America, further capacity expansion projects are now underway to support future growth, including the C$245 million ($179 million) construction of Crown Royal distillery in Canada to supplement existing manufacturing operations.
Diageo’s end-to-end tequila production is in Mexico, with more than $500 million being invested to expand our manufacturing footprint through new facilities in the state of Jalisco to support growth. As part of our expansion and our investments in the tequila category, we have different digital transformation projects at the El Charcón production site to meet the growing demand in tequila and the expansion of our operations. Projects include additional technology support and automation of our new bottling line on site, which will be dedicated to Casamigos tequila, allowing us to operate 24/7.
Diageo owns a controlling equity stake in United Spirits Limited (USL) which is one of the leading alcoholic beverage companies in
India, selling close to 61 million equivalent units (reported) in fiscal 24 of Indian-Made Foreign Liquor (IMFL) and imported liquors.
USL has a significant market presence across India and operates 11 owned sites, as well as a network of leased and third-party manufacturing facilities. USL owns several Indian brands, such as McDowell’s (Indian whisky, rum, and brandy), Black Dog
(Scotch), Signature (Indian whisky), Royal Challenge (Indian whisky), Godawan (Indian Single Malt) and Antiquity (Indian whisky).
Beer and investments
Diageo’s principal brewing facility is at the St James’s Gate brewery in Dublin, Ireland. Additionally, at the end of fiscal 24 Diageo owned breweries in several African countries: Nigeria, Kenya, Ghana, Tanzania, Uganda, and the Seychelles. On 11 June 2024,
Diageo announced the agreement to sell its 58.02% shareholding in Guinness Nigeria plc to N-Seven Nigeria Ltd., part of the Tolaram
Group. For more information see note 8 to the Financial Statements.
Guinness flavour extract is shipped from Ireland to all overseas Guinness brewing operations, which use the flavour extract to brew beer locally. Guinness is transported from Ireland to Great Britain in bulk to the Runcorn facility, where the kegging, bottling and canning of Guinness Draught takes place.
Projects are underway to support future beer growth. In July 2022, Diageo announced plans to invest €200 million ($214 million) in
Littleconnell, Newbridge, Co. Kildare. Construction began in summer 2024 and the plan is for brewing to start in 2026. Furthermore, in the second half of 2023, Diageo completed the €25 million ($27 million) investment in a new production area at St. James’s Gate increasing the brewing capacity of Guinness 0.0. The £41 million ($52 million) investment to expand and optimise capacity at our beer packaging facilities in Belfast and Runcorn is progressing well. The new canning line in Belfast and upgraded bottling capability in
Runcorn are now completed. The final upgrade of canning in Runcorn will be completed in early 2025.
In May 2024, plans were announced to invest over €100 million ($107 million) to decarbonise St. James’s Gate brewery in Dublin.
The investment underpins the goal to accelerate to net zero carbon emissions for the site and will transform energy and water consumption with the aim to make it one of the most efficient breweries in the world by 2030.
The Diageo Beer Category Third-Party Operations Team provide technical services to facilitate the delivery of over three million hectolitres of beer and ready to drink products supplied through over 50 partner breweries and beverage packaging facilities worldwide. The team's focus is on assuring the consistent quality of Diageo brands produced at third-party facilities and enhancing
Diageo value through supporting the start-up of new partnerships and delivery of innovation projects. In addition to supporting
Guinness and beer, the team has an expanding role in supporting the third-party manufacturing of ready to drink and spirits in Asia-
Pacific and Africa.
Flavoured malt beverages (FMB) are made from an original base containing malt, but then stripped of malt character, and flavoured.
This product segment is implemented mainly in the United States, Canada, and the Caribbean.
Ready to drink (RTD)
Diageo produces a range of ready to drink products mainly in the United Kingdom, Italy, across Africa, Australia, the United States and Canada.
Raw materials and supply agreements
The group has several long-term contracts for purchasing raw materials, including glass, other packaging, spirits, cream, rum and grapes. Forward contracts are in place for the purchase of cereals and packaging materials to minimise the effects of short-term price fluctuations. Despite macroeconomic uncertainty and volatility, price pressure is easing, and some key commodities are now starting to become deflationary. Our long-term hedging means there is a lag in cost of sales benefit generated from a commodity price decrease. The Red Sea conflict, weather patterns and geo-political tensions, coupled with volatile but strong consumer demand, are the key drivers of constraints we are managing.
Cereals, including barley, wheat, corn, and sorghum, are used in our scotch and beer production and in our spirits brands through purchased neutral spirit. Agave, a key raw material for our tequila brands, is sourced from Mexico. Cream, the principal raw material for Irish cream liqueur, is sourced from Ireland. Grapes and aniseed are used in the production of raki, and are sourced from suppliers in Türkiye. Other raw materials purchased in significant quantities to produce spirits and beer are molasses, sugar, and several flavours
(such as juniper berries, agave, chocolate, and herbs). These are sourced from suppliers across the globe.
Many products are supplied to customers in glass bottles. Glass in purchased from a variety of multinational and local suppliers. The largest suppliers are Ardagh Packaging in the United Kingdom and Owens-Illinois in the United States.
Like other consumer goods companies, we maintain stocks in markets to compensate for extended lead times and demand volatility.
Diageo is managing well through the current levels of uncertainty and constraints in our supply chain by expanding our supplier base and maintaining agility in our logistics networks.
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
Seasonality
The beverage alcohol industry is subject to seasonality in each major category. Our spirits sales are typically highest during the second quarter of our fiscal year, primarily due to seasonal holiday buying in our largest markets.
Employees
Many of our employees are represented by unions, with a variety of collective bargaining agreements in place. We believe our relationships with the unions that represent our employees are satisfactory in all material respects.
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
The UK introduced a new alcohol duty system in August 2023 which simplified the previous duty regime. Further consequential amendments to the administration of this system, though expected in the second half of 2024, are not yet published. If implemented, these could impact Diageo’s business activities.
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
It does not purport to be a complete technical analysis or a listing of all potential tax effects relevant to the ownership of the ordinary shares or ADSs, and does not address the potential application of the provisions of the Internal Revenue Code of 1986, as amended, known as the Medicare contribution tax. This section does not apply to any holder who is subject to special rules, including:
•certain financial institutions;
•a dealer in securities or foreign currency;
•a trader in securities that elects to use a mark-to-market method of tax accounting for securities holdings;
•a tax-exempt organisation;
•an insurance company;
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
•a US domestic corporation, or other US entity taxable as a corporation;
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

A nil rate of income tax will apply to the first £500 of taxable dividend income received by an individual shareholder in the 2024/2025 tax year (the Nil Rate Amount), regardless of what tax rate would otherwise apply to that dividend income. Following the UK election on 4 July 2024, the Nil Rate Amount in respect of the 2025/2026 tax year may be subject to change.
Any taxable dividend income in excess of the Nil Rate Amount will be subject to income tax at the following special rates (as at the
2024/2025 tax year):
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
Dividends paid to certain non-corporate US holders that constitute qualified dividend income will be taxed at the preferential rates applicable to long-term capital gains, provided that the ordinary shares or ADSs are held for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and the holder meets other holding period requirements. Dividends paid by
Diageo with respect to its ordinary shares or ADSs generally will be qualified dividend income to US holders that meet the holding period requirement, provided that, in the year that they receive the dividend, we are eligible for the benefits of the Treaty. We believe that we are currently eligible for the benefits of the Treaty and we therefore expect that dividends on the ordinary shares or ADSs will be qualified dividend income, but there can be no assurance that we will continue to be eligible for the benefits of the Treaty. Under
UK law, dividends paid by the company are not subject to UK withholding tax. Therefore, the US holder will include in income for
US federal income tax purposes the amount of the dividend received, and the receipt of a dividend will not entitle the US holder to a foreign tax credit.
The dividend must be included in income when the US holder, in the case of ordinary shares, or the Depositary, in the case of ADSs, receives the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to US corporations in respect of dividends received from other US corporations. Dividends will generally be income from sources outside the United States and will generally be ‘passive’ income for purposes of computing the foreign tax credit allowable to a US holder. The amount of the dividend distribution that must be included in income of a US holder will be the US dollar value of the pounds sterling payments made, determined at the spot pounds sterling/US dollar foreign exchange rate on the date of the dividend distribution, regardless of whether the payment is in fact converted into US dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is distributed to the date the payment is converted into US dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for US federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the holder’s basis in the ordinary shares or ADSs and thereafter as capital gain. However, Diageo does not expect to calculate earnings and profits in accordance with US federal income tax principles.
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
US taxation
Subject to the PFIC rules discussed below, a US holder who sells or otherwise disposes of ordinary shares or ADSs will recognise capital gain or loss for US federal income tax purposes equal to the difference between the US dollar value of the amount that is realised and the tax basis, determined in US dollars, in the ordinary shares or ADSs. Capital gain of a non-corporate US holder is generally taxed at preferential rates where the property is held for more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. The deductibility of capital losses is subject to limitations.
PFIC rules
Diageo believes that ordinary shares and ADSs should not currently be treated as stock of a PFIC for US federal income tax purposes, and we do not expect to become a PFIC in the foreseeable future. However this conclusion is a factual determination that is made annually and thus may be subject to change. It is therefore possible that we could become a PFIC in a future taxable year.
If treated as a PFIC, gain realised on the sale or other disposition of ordinary shares or ADSs would in general not be treated as capital gain. Instead, unless a US holder elects to be taxed annually on a mark-to-market basis with respect to the ordinary shares or ADSs,
US holders would be treated as if the holder had realised such gain and certain ‘excess distributions’ pro-rated over the holder’s holding period for the ordinary shares or ADSs. To the extent gain is allocated to the taxable year of the sale or other disposition of ordinary shares or ADSs and to any year before Diageo became a PFIC, it would be taxed as ordinary income. The amount allocated to each other taxable year would be taxed at the highest tax rate in effect (for individuals or corporations, as applicable) for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. With certain exceptions, a holder’s ordinary shares or ADSs will be treated as stock in a PFIC if Diageo were a PFIC at any time during the holding period in a holder’s ordinary shares or ADSs. In addition, dividends received from Diageo will not be eligible for the special tax rates applicable to qualified dividend income if Diageo is a PFIC (or is treated as a PFIC with respect to the holder) either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income. If any investor owns our shares or ADSs during any year that we are a PFIC with respect to them, they may be required to file IRS Form 8621.
UK inheritance tax
Subject to certain provisions relating to trusts or settlements, an ordinary share or ADS held by an individual shareholder who is domiciled in the United States for the purposes of the Convention between the United States and the United Kingdom relating to estate and gift taxes (the Convention) and who is neither domiciled in the United Kingdom nor (where certain conditions are met) a UK national (as defined in the Convention), will generally not be subject to UK inheritance tax on the individual’s death (whether held on the date of death or gifted during the individual’s lifetime) except where the ordinary share or ADS is part of the business property of a
UK permanent establishment of the individual or pertains to a UK fixed base of an individual who performs independent personal services. In a case where an ordinary share or ADS is subject both to UK inheritance tax and to US federal gift or estate tax, the
Convention generally provides for inheritance tax paid in the United Kingdom to be credited against federal gift or estate tax payable in the United States, or for federal gift or estate tax paid in the United States to be credited against any inheritance tax payable in the
United Kingdom, based on priority rules set forth in the Convention.
UK stamp duty and stamp duty reserve tax
Stamp duty and stamp duty reserve tax (SDRT) may arise upon the deposit of an underlying ordinary share with the Depositary, generally at the higher rate of 1.5% of its issue price or, as the case may be, of the consideration for transfer. The Depositary will pay the stamp duty or SDRT but will recover an amount in respect of such tax from the initial holders of ADSs. From 1 January 2024, however, new legislation has confirmed that the 1.5% SDRT charge on a transfer of shares to a depositary receipt issuer or to a person providing clearance services (or their nominee or agent) does not apply where the transfer is an integral part of a raising of capital.
Therefore, no UK stamp duty will be payable on the acquisition or transfer of ADRs. Furthermore, an agreement to transfer ADSs in the form of ADRs will not give rise to a liability to SDRT.
Purchases of ordinary shares (as opposed to ADRs) will be subject to UK stamp duty, and/or SDRT as the case may be, at the rate of
0.5% of the price payable for the ordinary shares at the time of the transfer. Stamp duty applies where a physical instrument of transfer is used to effect the transfer. SDRT applies to any agreement to transfer ordinary shares (regardless of whether or not the transfer is effected electronically or by way of an instrument of transfer). However, where ordinary shares being acquired are transferred direct to the Depositary’s nominee, the only charge will generally be the higher charge of 1.5% of the price payable for the ordinary shares so acquired, subject to the applicability of any exemptions to the 1.5% charge discussed above.
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

US backup withholding and information reporting
Payments of dividends and sales proceeds with respect to ordinary shares and ADSs may be reported to the IRS and to the US holder.
Backup withholding may apply to these reportable payments if the US holder fails to provide an accurate taxpayer identification number or certification of exempt status or fails to report all interest and dividends required to be shown on its US federal income tax returns. Certain US holders (including, among others, corporations) are not subject to information reporting and backup withholding.
The amount of any backup withholding from a payment to a US holder will be allowed as a credit against the holder’s US federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the IRS. US holders should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining an exemption. Certain US holders who are individuals (and certain specified entities), may be required to report information relating to their ownership of non-US securities unless the securities are held in accounts at financial institutions (in which case the accounts may be reportable if maintained by non-US financial institutions). US holders should consult their tax advisors regarding any reporting obligations they may have with respect to the ordinary shares or ADSs.

Additional information for shareholders
Annual General Meeting (AGM)
The AGM will be held at Hilton London Tower Bridge, 5 More London Place, Tooley Street, London, SE1 2BY on 26 September
2024 at 2.30 pm.
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
Warning to shareholders – share fraud
Please beware of the share fraud of ‘boiler room’ scams, where shareholders are called ‘out of the blue’ by fraudsters (sometimes claiming to represent Diageo) attempting to obtain money or property dishonestly. Further information on boiler room scams can be found on the Financial
Conduct Authority’s website (https://www.fca.org.uk/scamsmart/share-bond-boiler-room-scams) but in short, if in doubt, take proper professional advice before making any investment decision.
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
Dividend payments
Direct payment into bank account
Shareholders can have their cash dividend paid directly into their UK bank account on the dividend payment date. To register UK bank account details, shareholders can register for an online account at www.diageoregistrars.com or call the Registrar on +44 (0)371
277 1010* to request the relevant application form. For shareholders outside the UK, Link Group (a trading name of Link Market
Services Limited and Link Market Services Trustee Limited) may be able to provide you with a range of services relating to your shareholding. To learn more about the services available to you please visit the shareholder portal at www.diageoregistrars.com or call
+44 (0)371 277 1010*.
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
Dividend Currency Election
Following the group functional currency change in fiscal 23 to US dollars, holders of ordinary shares will continue to receive their dividends in sterling, unless they wish to elect to receive their dividends in US dollars. To elect to receive their dividends in US dollars, shareholders can download the relevant election form on the shareholder portal at www.diageoregistrars.com or call +44 (0)371 277 1010*.
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
Please refer to the ‘Taxation’ section on pages 346-350 for details relating to the taxation of dividend payments.
Useful contacts
The Registrar/Shareholder queries

Link Group acts as the company’s registrar and can be contacted as follows:
By email: Diageo@linkgroup.co.uk
By telephone: +44 (0) 371 277 1010*
In writing: Registrars – Link Group, Central Square, 29 Wellington Street, Leeds, LS1 1DL.
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
February 2018).

6.1	Description of earnings per share (included in the section 'Reported measures' on page 38 of this Annual Report on Form 20-F).
8.1	Principal group companies (included in note 22 to the consolidated financial statements on page 309 of this Annual Report on Form 20-F).
11.1	Diageo plc Dealing in Securities Code
12.1	Certification of Debra Crew filed pursuant to 17 CFR 240.13a-14(a).
12.2	Certification of Lavanya Chandrashekar filed pursuant to 17 CFR 240.13a-14(a).
13.1	Certification of Debra Crew furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. 1350(a) and (b).
13.2	Certification of Lavanya Chandrashekar furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. 1350(a) and (b).
15.1	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.
15.2	Diageo plc Annual Report 2024 (incorporated by reference to Exhibit 99 to the report on Form 6-K (File No. 001-10691) filed with the Securities and Exchange Commission on 1 August 2024).
97.1	Diageo Group Malus and Clawback Policy
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema
101.CAL	Inline XBRL Taxonomy Extension Schema Calculation Linkbase
101.DEF	Inline XBRL Taxonomy Extension Schema Definition Linkbase
101.LAB	Inline XBRL Taxonomy Extension Schema Label Linkbase
101.PRE	Inline XBRL Taxonomy Extension Schema Presentation Linkbase
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

1 August 2024

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
IFRS
International Financial Reporting Standards (IFRS) Accounting Standards adopted by the
UK (UK-adopted International Accounting Standards) and IFRSs, as issued by the
International Accounting Standards Board (IASB), including interpretations issued by the
IFRS Interpretations Committee

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
Ready to drink
Ready to drink products. Ready to drink also include ready to serve products, such as pre-
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
Glossary of terms and US equivalents (continued)

Exhibit 2.4
DESCRIPTION OF SECURITIES
REGISTERED UNDER SECTION 12 OF THE EXCHANGE ACT
As of 30 June 2024 Diageo plc. (“Diageo,” the “Company,” “we,” “us,” and “our”) had the following series of securities registered pursuant to Section 12(b) of the Act:

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
Capitalized terms used but not defined herein have the meanings given to them in Diageo’s annual report on Form 20-F for the fiscal year ended 30 June 2024.
ORDINARY SHARES
The following description of our ordinary shares is a summary and does not purport to be complete. It is subject to and qualified in its entirety by Diageo’s articles of association (as adopted by special resolution at the Annual General Meeting on 28 September 2023)
and by the Companies Act 1985 and the Companies Act 2006 and any other applicable English law concerning companies, as amended from time to time.
A copy of Diageo’s articles of association is filed as an exhibit to Diageo’s annual report on Form 20-F for the fiscal year ended 30
June 2024, as Exhibit 1.1.
General
As at 30 June 2024 there were 2,432,411,924 ordinary shares of 28 101/108 pence each in issue with a nominal value of $886,817,044.
On 25 July 2019 the Board of Diageo approved a return of capital program to return up to £4.5 billion to shareholders over the three-
year period ending 30 June 2022. During the first phase, which completed on 31 January 2020, the group purchased 36.1 million ordinary shares.
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
On 25 January 2023 the Board of Diageo approved an additional share buyback programme to return up to £0.5 billion to shareholders by the end of the year ending 30 June 2023. This programme commenced on 16 February 2023 and completed on 2 June 2023 with
Diageo having purchased 14 million shares.
On 31 July 2023 the Board of Diageo approved an additional return of capital programme to return up to $1.0 billion to shareholders by 30 June 2024. This programme commenced on 12 October 2023 and completed on 29 May 2024 with Diageo having purchased
27.4 million shares.
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
Repurchase of shares
Subject to authorisation by shareholder resolution, Diageo may purchase its own shares in accordance with the Companies Acts. Any shares which have been bought back may be held as treasury shares or, if not so held, must be cancelled immediately upon completion of the purchase, thereby reducing the amount of Diageo’s issued share capital. At the Annual General Meeting held on September 28,
2023, Diageo’s shareholders gave it authority to repurchase up to 224,704,974 of its ordinary shares subject to additional conditions.
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
Date: 1 August 2024
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
Date: 1 August 2024
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
The Annual Report on Form 20-F for the year ended 30 June 2024 (the ‘Report’) of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.
Date: 1 August 2024
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
The Annual Report on Form 20-F for the year ended 30 June 2024 (the ‘Report’) of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.
Date: 1 August 2024
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

Exhibit 15.1
Consent of Independent Registered Public Accounting Firm
We hereby consent to the incorporation by reference in the Registration Statements on Form F-3 of Diageo plc (No. 333-269929),
Diageo Capital plc (No. 333-269929-01) and Diageo Investment Corporation (No. 333-269929-02), and Form S-8 (No. 333-153481,
333-162490, 333-169934, 333-182315, 333-206290 and 333-223071) of our report dated 1 August 2024 relating to the financial statements and the effectiveness of internal control over financial reporting, which appears in this Form 20-F.

/s/ PricewaterhouseCoopers LLP
London, United Kingdom
1 August 2024