Form 20-F
period 2025-06-30
DIAGEO PLC
filed 2025-08-14
CIK 835403

F-1	Diageo Form 20-F 2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
EXCHANGE ACT OF 1934
OR
☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934
For the fiscal year ended: 30 June 2025
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
Randall Ingber, General Counsel & Company Secretary
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
Securities and Exchange Commission.

F-2	Diageo Form 20-F 2025
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report: 2,432,425,127 ordinary shares of 28 101/108 pence each.
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
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of 'large accelerated filer,' 'accelerated filer,' and 'emerging growth company' in Rule
12b-2 of the Exchange Act :

Large Accelerated Filer	☑	Accelerated Filer	☐	Non-Accelerated Filer	☐	Emerging growth company	☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by checkmark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term 'new or revised financial accounting standard' refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
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
If 'Other' has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐  Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the
Exchange Act). Yes ☐  No ☑

F-3	Diageo Form 20-F 2025

Contents
F-5	Cross reference to Form 20-F

F-7	Introduction

1	Strategic report: Our business
1	Diageo at a glance
2	Chair’s statement
4	Chief Executive’s statement
6	Performance highlights
8	Investment case
9	Market dynamics
10	Our Growth Ambition
11	Our strategy

16	Strategic report: Our performance
16	Our performance
20	Summary financial review
24	Business review
F-9	Business review - Corporate
33	Group financial review
F-10	Operating results 2024 compared with 2023
36	'Spirit of Progress'
38	Business integrity and human rights
40	Our people and culture
42	Health and safety
44	Promote positive drinking
46	Pioneering grain to glass sustainability
58	Champion inclusion and diversity
60	Our ESG reporting approach
63	Risk factors

74	Governance report
75	Chair's introduction to Governance
76	Corporate governance structure and division of responsibilities
78	Board of Directors
80	Executive Committee
82	Corporate governance report
97	Audit Committee report
F-11	Management’s report on internal control over financial reporting
104	Nomination Committee report
108	Directors’ Remuneration report
135	Directors’ report

139	Financial statements
140	Report of Independent Registered Public Accounting Firm - PCAOB ID 876

F-4	Diageo Form 20-F 2025

Contents (continued)
213	Additional information
213	Unaudited financial information
222	Cautionary statement concerning forward-looking statements
226	Other additional information

233	Liquidity and capital resources

238	Exhibits

240	Signature

241	Glossary of terms and US equivalents

F-5	Diageo Form 20-F 2025

Cross reference to Form 20-F
Item	Required item in Form 20-F	Page(s)
Part I
1.	Identity of directors, senior management and advisers	Not applicable
2.	Offer statistics and expected timetable	Not applicable
3.	Key information
	A. [Reserved]	—
	B. Capitalisation and indebtedness	Not applicable
	C. Reason for the offer and use of proceeds	Not applicable
	D. Risk factors	63-73
4.	Information on the company
	A. History and development of the company	F-7-F-8, 2-5, 22-32, 37-38, 45, 47-50, 64-70, 73, 82, 155-157, 170-176, 226-232
	B. Business overview	F-7-F-8, 2-5, 22-32, 37-38, 45, 47-50, 64-70, 73, 82, 155-157, 170-176, 226-232
	C. Organisational structure	200
	D. Property, plant and equipment	25, 174-176, 226-227
4A.	Unresolved staff comments	Not applicable
5.	Operating and financial review and prospects
	A. Operating results	2-5, 16-17, 20-22, 24-35, F-9, F-10, 63-64, 67, 71, 153-159, 161, 184-193, 213-215, 222
	B. Liquidity and capital resources	6, 16-17, 20, 22, 184-192, 217-218, 232-236
	C. Research and development, patents and licenses, etc.	160, 227
	D. Trend information	2-5, 8-19, 24-32, F-9, 222
	E. Critical Accounting Estimates	102, 153-154
6.	Directors, senior management and employees
	A. Directors and senior management	76-83
	B. Compensation	35, 78-81, 108-134, 176-180, 199-200
	C. Board practices	3, 75-85, 95-98, 100-101, F-11, 104-106, 108-110, 118
	D. Employees	24, 41, 160, 227
	E. Share ownership	112-132, 196
	F. Disclosure of a registrant’s action to recover erroneously awarded compensation	Not applicable
7.	Major shareholders and related party transactions
	A. Major shareholders	135
	B. Related party transactions	134, 199-200
	C. Interests of experts and counsel	Not applicable
8.	Financial information
	A. Consolidated statements and other financial information	34, 148-200
	B. Significant changes	102, 153-154, 216
9.	The offer and listing
	A. Offer and listing details	82-83, 136, 228-229
	B. Plan of distribution	Not applicable
	C. Markets	82-83, 136
	D. Selling shareholders	Not applicable
	E. Dilution	Not applicable
	F. Expenses of the issue	Not applicable

F-6	Diageo Form 20-F 2025

Cross reference to Form 20-F (continued)
Item	Required item in Form 20-F	Page(s)
10.	Additional information
	A. Share capital	Not applicable
	B. Memorandum and articles of association	82-83, 135-137
	C. Material contracts	135, 227, 237
	D. Exchange controls	232
	E. Taxation	228-230
	F. Dividends and paying agents	Not applicable
	G. Statement by experts	Not applicable
	H. Documents on display	232
	I. Subsidiary information	Not applicable
	J. Annual report to security holders	Exhibit 15.2
11.	Quantitative and qualitative disclosures about market risk	184-192
12.	Description of securities other than equity securities
	A. Debt securities	Not applicable
	B. Warrants and rights	Not applicable
	C. Other securities	Not applicable
	D. American depositary shares	136-137, 228-230
Part II
13.	Defaults, dividend arrearages and delinquencies	Not applicable
14.	Material modifications to the rights of security holders and use of proceeds	Not applicable
15.	Controls and procedures
	A. Disclosure controls and procedures	98
	B. Management’s report on internal control over financial reporting	101, F-11
	C. Attestation report of the registered public accounting firm	140-142
	D. Changes in internal control over financial reporting	101, F-11
16A.	Audit committee financial expert	101
16B.	Code of ethics	82-83, 101
16C.	Principal accountant fees and services	98-99, 160
16D.	Exemptions from the listing standards for audit committees	Not applicable
16E.	Purchases of equity securities by the issuer and affiliated purchasers	194
16F.	Change in registrant’s certifying accountant	Not applicable
16G.	Corporate governance	75-85, 95-106
16H.	Mine safety disclosure	Not applicable
16I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	Not applicable
16J.	Insider trading policies	101
16K.	Cybersecurity	103
Part III
17.	Financial statements	Not applicable
18.	Financial statements	148-200
19.	Exhibits	238-239
Additional information
	Glossary of terms and US equivalents	241-242

F-7	Diageo Form 20-F 2025
Introduction
Diageo is a global leader in the beverage alcohol industry with an outstanding collection of brands across spirits and beer. Its products are sold in nearly 180 countries around the world and its brands include Johnnie Walker, Crown Royal, JεB and Buchanan’s whiskies, Smirnoff, Cîroc and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Casamigos, Tanqueray and Guinness.
Diageo’s Performance Ambition is to be one of the best performing, most trusted and respected, consumer products companies in the world.
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
This is the Annual Report on Form 20-F of Diageo plc for the year ended 30 June 2025. The information set out in this Form 20-F does not constitute Diageo plc’s statutory accounts under the UK Companies Act for the years ended 30 June 2025, 30 June 2024 and/or 30 June 2023. The accounts for the years ended 30 June 2024 and 30 June 2023 have been delivered to the registrar of companies for England and Wales and those for the year ended 30 June 2025 will be delivered to the registrar of companies for
England and Wales in due course.
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
For more details, please refer to the Cautionary statement concerning forward-looking statements on pages 222.
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
The financial performance expectations related to Diageo’s Accelerate programme, Diageo’s fiscal 26 outlook, Diageo’s medium-
term guidance and any other statements related to Diageo’s performance expectations for the year ending 30 June 2026 or thereafter included in this document have been prepared by and are the responsibility of Diageo’s management. PricewaterhouseCoopers LLP has not audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the financial performance expectations and, accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto. The PricewaterhouseCoopers LLP report included in this document relates to Diageo’s historical financial statements. It does not extend to the financial performance expectations and should not be read to do so. The financial performance expectations were not prepared with a view toward compliance with published guidelines of the Securities and Exchange Commission or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information.

F-8	Diageo Form 20-F 2025
Introduction (continued)
Information presented
Organic movements and organic operating margins are before exceptional items. Commentary, unless otherwise stated, refers to organic movements. Share, unless otherwise stated, refers to value share. See page 213 for explanation and reconciliation of non-
GAAP measures, including organic net sales, organic operating profit, free cash flow, eps before exceptionals, ROIC, adjusted net debt, adjusted EBITDA and tax rate before exceptional items.
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
•Disclosures under the heading ‘Statement on Section 172 of the Companies Act 2006’ on page 2.
•Disclosures under the headings ‘Spirit of Progress’ and ‘Looking ahead to fiscal 26 and beyond’ in the Chair’s statement on page 3.
•Disclosures under the headings ‘Accelerate: Strengthening Diageo for the future’, ‘Leadership: Executive Committee changes this fiscal’ and ‘Looking ahead’ in the Chief Executive’s statement on page 5.
•Disclosures under the heading ‘Fiscal 25 non-financial performance’ on page 6.
•Disclosures under the heading ‘A strong investment case’ on page 8.
•Disclosures under the heading ‘Progressing our Growth Ambition’ on page 10.
•Disclosures under the heading ‘Our Strategy’ on page 11.
•Disclosures under the headings ‘Don Julio Presents 194GOU’ and ‘The Sweeter Side of Johnnie Walker Black Label’ on page 12.
•Disclosures under the heading ‘Guinness' Lovely Day in the United States’ on page 13.
•Disclosures under the heading ‘Non-financial performance’ on pages 18 to 19.
•Disclosures under the heading 'Health and safety' on pages 42 to 43.
•Disclosures under the headings ‘Stakeholder engagement’, ‘Wider stakeholder engagement’ and ‘Workforce Engagement statement’ on pages 86 to 93.
•Disclosures under the headings ‘Internal control and risk management’, ‘Viability statement’, ‘Going concern’, and ‘Political donations’ on page 95.
•Disclosures under the headings ‘Disclosure of information to the auditor’ and ‘Corporate governance statement’ on page 135.

1	Diageo Annual Report 2025
A broad portfolio of iconic brands

OUR PURPOSE	OUR STRATEGY

Unleash the power of our brands and portfolio to lead and shape consumer trends executed with operational excellence

OUR PERFORMANCE

$20.2bn fiscal 25 reported net sales	13 billion dollar brands(1)	#1 in international spirits by retail sales value(1)	1.4x larger than nearest international spirits competitor(1)

OUR GLOBAL FOOTPRINT

∼180 countries and territories	200+ brands	29,000+ employees	110+ manufacturing sites

OUR CATEGORIES AND PRICE POINTS
#1 in
whisk(e)y
tequila
vodka
gin
liqueurs
non-alc spirits
by retail sales value(1)
(1)  IWSR, 2024 (USD value)
Fiscal 25 reported net sales by price tier
Value
Standard
Premium
Super-premium
Ultra-
premium
Luxury
25%
62%

2	Diageo Form 20-F 2025
CHAIR’S STATEMENT

Sir John Manzoni
Chair
Reflections on my first six months
In February 2025, I was appointed as Chair of the Diageo Board after three and a half years as a Non-Executive Director, succeeding Javier
Ferrán. I would first like to extend my sincere thanks to Javier, who led the Board with great dedication and stewardship.
Having been a member of the Board since 2020, I have a deep
appreciation for the legacy of the company and its iconic brands, and I am committed to ensuring we do more to unlock the full potential of
Diageo.
Over these last six months, I have spent extensive time with our leadership, colleagues, customers and stakeholders in almost every corner of the organisation around the globe. I have listened to their views and insights into Diageo, our industry and the broader consumer environment.
From our breweries in Ireland and our tequila operations in Mexico, to sales teams across Europe and the United States, and of course our historic scotch distilleries – what has stood out consistently is our unrivalled portfolio of brands, our truly global footprint, our fantastic brand-building capabilities and our dedicated workforce.
These distinctive qualities give me confidence in our abilities over the long-term. There is no question that current industry conditions are challenging, but we are taking steps with urgency to ensure Diageo is positioned to win in the short-term, and emerge stronger and more agile when conditions improve.

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

Read more about how stakeholders were taken into account in decision-making on pages 86-90.

Fiscal 25 performance
The macroeconomic and geopolitical environment continues to be challenging for the Total Beverage Alcohol (TBA) industry, as well as broader consumer goods, particularly in the United States and China.
Over the past two years, consumer wallets and confidence have been under sustained pressure.
Despite this, Diageo delivered organic net sales growth in fiscal 25 of
1.7%, driven by organic volume growth of 0.9% and positive price/mix of 0.8%. Don Julio, Guinness and Crown Royal were the standout performers, seeing good growth in the year. Whilst there is clearly more to do, I am pleased that we are showing organic growth ahead of competition.
In a challenging year we kept the dividend flat, which we feel is prudent. This brings our full year dividend to 103.48 cents per share.
This decision has been made with reference to performance trends and short-term macroeconomic and geopolitical pressures, and does not reflect reduced confidence in the long-term strength and growth potential of the business. Going forward, we remain committed to a progressive dividend policy.
This year, we launched and have made good progress on the initial phase of Accelerate, our company-wide programme to strengthen the business.
Accelerate is helping to drive a disciplined focus on cost management and consistent cash delivery, as well as strengthening our operating model, and improving commercial and digital capabilities. It is clear that we must do more to rebuild confidence and grow quality
market share.
Whilst this is only the first phase of the programme, these changes are a vital opportunity to make Diageo a more efficient and agile company, delivering both more consistent growth and cash flow, as well as stronger shareholder returns.
Consumer trends and industry fundamentals
Looking more broadly at the industry, there has been considerable discussion on emerging new consumer trends, which our Board and management team continue to monitor. Moderation is a theme we are monitoring particularly closely, as well as many sub-factors, including the impact of GLP-1s (weight-loss drugs), cannabis and Gen Z consumption patterns.
We see moderation as a significant opportunity for Diageo, with the inherent versatility of spirits making moderation more accessible and appealing. Diageo’s long-term conviction that consumers want to
‘drink better, not more’ remains one of the key building blocks of our strategy.
Our position in the non-alcoholic space is already strong. We are now the world’s largest non-alcoholic spirits player, more than four times bigger than any of our competitors in this space(1). This fiscal, we expanded our portfolio with the acquisition of Ritual Beverage
Company LLC and rolled out Captain Morgan 0.0 to more markets, complementing our existing non-alcoholic options: Guinness 0.0,
Tanqueray 0.0, Gordon's 0.0 and Seedlip.
As well as moderation, other long-standing consumer dynamics remain significant for Diageo, including premiumisation, where we are positioned to win across different categories and occasions. Over the last 10 years, premium and above international spirits grew from 26%
of category value to almost 35%. The super-premium plus price-tier has grown in value more than 50% faster than other price tiers in the category.(1)
(1) IWSR, 2024 (by retail sales value)

3	Diageo Form 20-F 2025
Whilst macroeconomic uncertainty is impacting both the timing and pace of recovery, we continue to believe in the attractive long-term fundamentals of our industry and in our ability to outperform the market, underpinned by our portfolio of 13 billion-dollar brands.
Changing consumer tastes are not new for a business like Diageo and they present us with opportunities to leverage our scale in our leading positions, across more categories than anyone else.
Board changes for a new chapter
In July, we announced that Debra Crew had stepped down as Diageo
Chief Executive and as a Board Director. On behalf of Diageo and the
Board, I would like to thank Debra for her many contributions to
Diageo, including steering the company through the challenging aftermath of the global pandemic and the ensuing volatility.
The Board is engaged in a comprehensive search process for Debra’s successor, which includes consideration of internal and external candidates, to secure the best individual to lead Diageo and to take the company forward. Nik Jhangiani, Chief Financial Officer, has been appointed Interim Chief Executive until a permanent appointment is made. We are pleased that our former Chief Financial Officer, Deirdre
Mahlan, has agreed to rejoin Diageo as Interim Chief Financial Officer.
Nik joined us as Chief Financial Officer in September 2024, bringing with him more than 30 years of finance experience gained in roles in the United Kingdom, Europe, India, Africa and the United States. This
includes 20 years as a Chief Financial Officer, spending most of his career in consumer and beverage industries, including within the Coca-
Cola system.
In addition, we were delighted to welcome Julie Brown in August 2024 as a Non-Executive Director and Chair of the Audit Committee,
succeeding Alan Stewart. Julie currently serves as Chief Financial Officer of GSK plc and was previously Chief Operating and Financial Officer and Executive Director at Burberry Group plc. She has decades of experience in financial, commercial and strategic roles in complex multi-national organisations within highly regulated and consumer industries.
These additions to our Board and leadership team bring invaluable breadth and depth of experience. Looking ahead, we will continue to keep the composition of the Board under regular review and will add skills and expertise as necessary and where it enhances our overall capabilities.
Spirit of Progress
Hand-in-hand with our ambition for Diageo to be one of the best-
performing consumer products companies is our ambition to remain highly trusted and respected across everything we do.
This is why we remain strongly committed to our 'Spirit of Progress' ESG action plan. Over the past 12 months, the Board has been particularly focused on the aspects where we believe we can have the most substantial impact – positive drinking and water stewardship.
I am proud that Diageo has promoted responsible drinking since its formation in 1997. We continue that commitment today by investing in education programmes to discourage the harmful use of alcohol and encouraging moderate drinking.
This includes DRINKiQ, established in 2008, to provide people with world class information so they can make informed choices around alcohol consumption, which is now communicated on our brand
packaging.
We also ensure our marketeers put their creative talents towards moderation advertising. For example, during this fiscal we launched our bold new ‘Take a Minute. Make a Plan. Never Drive Impaired’
campaign in the United States, in partnership with Mothers Against
Drunk Driving, the National Football League and Uber, to tackle impaired driving. This campaign reached millions of consumers.
Our focus on water-stressed areas has continued to deliver strong water-use efficiency performance with a 2.6% improvement in the water efficiency index versus last year and a 20.6% improvement since our 2020 baseline. We continued to replenish water in our priority water basins, this year delivering over 3 million cubic metres of additional capacity, collaborating with key partners to support the communities in which we operate.
After careful review of our carbon reduction goals, we proposed new science-based targets, reflecting both the opportunities and challenges associated with reducing emissions, which were approved by the
Science Based Targets initiative (SBTi). These include new interim targets for direct and value chain emissions and longer-term net zero targets. We remain committed to a science-based approach and delivering against stretching ambitions.
Looking ahead to fiscal 26 and beyond
In the immediate term, my focus, and that of the Board, is to appoint the right Chief Executive, and support our leadership team to get
Diageo back to delivering consistent growth, maximising the
opportunities to strengthen the business and deliver stronger shareholder returns.
We will continue to prioritise a culture with our customers and consumers at the core, encouraging accountability, agility and adaptability.
Finally, I want to thank our employees around the world. Their energy, ideas, work ethic, passion for our brands, and commitment to our business in what has been a particularly difficult operating environment is deeply appreciated. I was delighted to hear that our employee engagement levels have remained high this year, with 90% of our employees stating they are proud to work for Diageo.
The Board and I are committed to working closely with the Executive
Committee to ensure the decisions we make today position Diageo to thrive and deliver for shareholders. More resilient, more responsive, and more relevant to consumers than ever before.
Sir John Manzoni
Chair

4	Diageo Form 20-F 2025
CHIEF EXECUTIVE’S STATEMENT

Nik Jhangiani
Interim Chief Executive
Introduction
Having been appointed Interim Chief Executive in July 2025, I am pleased to be sharing Diageo’s Annual Report for the 2025 fiscal year with our shareholders and wider stakeholders. I would like to thank Debra Crew for her significant contribution to Diageo. I know I speak for everyone at the company in thanking her for her work over the last six years and wishing her the very best for the future.
I joined Diageo as Chief Financial Officer in September 2024. Since then,
I have fully immersed myself into the company and have seen first-
hand that this is a business full of passionate people who want to win.
The purpose Diageo was founded with in 1997 remains the same today:
to help consumers around the world to celebrate life, every day, everywhere. With a broad portfolio of iconic brands in many of the largest categories in Total Beverage Alcohol (TBA), 13 billion-dollar brands, several of which are leading in their respective categories, and sales in nearly 180 countries, we are fortunate to have a number of competitive advantages. However, we must do more to continue to lead the way in premium drinks and drive growth in an evolving TBA landscape, and deliver stronger shareholder returns.
I look forward to working in my new capacity alongside the Board of
Directors, the Executive Committee and our broader workforce in doing this.
Delivering on guidance despite a challenging
market
Our industry backdrop has remained highly challenging in fiscal 25 –
arguably tougher than in many previous cycles.
We have continued to undertake considerable contingency planning in recent months in relation to tariffs, and have taken action to help mitigate their potential impact including inventory management, supply chain optimisation and re-allocation of investments. Looking ahead, we will continue to work on mitigating measures, and our long track record of managing international tariffs gives us confidence in our ability to navigate this successfully.
We continue to believe in the attractive long-term fundamentals of our industry and in our ability to continue to outperform the market as the
TBA landscape evolves. This is consistent with the consumer data that we have collated and continue to track across our markets, including early findings from our recent proprietary survey of 21 markets. We will continue to track the evolving landscape closely to understand nuances and changes.
In fiscal 25, organic net sales grew 1.7%, including the impact of the
Cîroc transaction. Excluding this impact, Diageo's organic net sales growth was 1.5% and organic operating profit declined by 1.0%, consistent with our guidance.
Organic operating profit declined by 0.7% including the impact of the
Cîroc transaction, mainly due to continued investment in overheads and partly offset by slight gross margin expansion. Net cash flow from operating activities increased by $0.2 billion to $4.3 billion. Free cash flow increased by $0.1 billion to $2.7 billion.
Despite the tough consumer landscape, many of our markets and brands have delivered positive performance this year.
Tequila organic net sales were up 18% in the fiscal, with share gains across our business. Diageo is the #1 tequila player globally and our portfolio gained share in 94% of reported net sales in measured markets, with strong performance particularly from Don Julio
Reposado. Building on this, Don Julio was activated at scale with Día de los Muertos across 24 countries. Don Julio 1942 also saw its first ever global product collaboration with DJ Peggy Gou.
Diageo remains the global leader in international whisk(e)y,(1) with nearly 25% value share.(2) In fiscal 25, our Canadian whisky Crown Royal grew by 3%. Johnnie Walker, while gaining share of international whisk(e)y and scotch and recruiting consumers including through the launch of Johnnie Walker Black Ruby, saw an organic net sales decline, largely driven by the United States, Asia Pacific Travel Retail and
Greater China. When the consumer wallet is under pressure, scotch is typically one of the most adversely impacted categories. In fiscal 26, we are focused on accelerating Johnnie Walker recruitment through both premiumisation and scaling innovation.
Guinness has continued its remarkable growth journey, with over 3.8 million new LPA+ drinkers since 2019. It became the number one beer in football occasions in Great Britain(3) thanks to our English Premier
League partnership. It has expanded to 88 markets, and continues to make strides in the United States, which we believe is a major long-
term opportunity. Guinness has also recruited a significant number of new consumers in new occasions. For instance, in Ireland, Guinness is now more popular in the summer than at Christmas; and Guinness 0.0 is playing a key role in addressing moderation, becoming Great
Britain’s number one non-alcoholic beer.(4)
We have made a number of selective disposals consistent with our long-term strategy of deleveraging and improving balance sheet flexibility. This includes the sale of non-core brands Pampero, Safari and Cacique, as well as a shift to an asset-light model in many parts of Africa, with the disposal of shareholdings in Guinness Nigeria,
Guinness Ghana and Seychelles Breweries. We also made the strategic decision to move forward with a reduced number of investments within
Distill Ventures and to no longer bring in any new brands through the programme. Going forward, we remain committed to actively pursuing disposals of appropriate, non-core assets.
We have made progress this fiscal, but there is clearly more work to
do. I am focused on driving accelerated growth, sharpening our strategy and improving the performance of our broader portfolio and brands.
Addressing the moderation opportunity
Our strategy has long been centred on consumers drinking better, not more, and moderation is one of the most significant long-term trends we track. I am proud that Diageo has advocated for responsible drinking since our formation, funding and championing consumer education through our brands as well as specific programmes that target underage drinking and drink-driving.
(1) Includes Scotch, Irish, US, Canadian and Japanese whiskeys
(2) IWSR, 2024 (by retail sales value)
(3) Alcovision data to March 2025
(4) IWSR, 2024 (by retail sales value)

5	Diageo Form 20-F 2025
In fiscal 25, we have seen increased attention on the moderation agenda. We view moderation as one of our greatest opportunities. The inherent versatility of spirits makes moderation more accessible and appealing, and we are leaders in the fast-growing non-alcoholic spirits category.
In addition, this segment not only clearly supports moderation but enables us to recruit consumers from beyond spirits. To extend our leadership, in fiscal 25, we acquired Ritual Beverage Company LLC, the
#1 non-alcoholic spirits brand in the United States.
Our broader non-alcoholic portfolio also delivered strong performance in fiscal 25, growing c.40%, with particularly strong momentum in
Guinness 0.0 which delivered double-digit net sales growth, with standout performance in Great Britain, Ireland and the United States.
Accelerate: Strengthening Diageo for the future
This year marked the launch of Accelerate, our company-wide
initiative to build a stronger, more efficient and agile business, setting out clear cash delivery targets and a disciplined approach to operational excellence and cost efficiency.
The first phase of the Accelerate programme is progressing well.
Underpinning delivery of our guidance are the following targets:
1.Consistent cash delivery: Guidance remains to sustainably deliver c.
$3 billion free cash flow per annum from fiscal 26, increasing as business performance improves. A renewed focus on cash has been implemented across the organisation, including delivering a positive operating leverage and reduced capex from fiscal 26.
2.Cost savings: We now expect to deliver c.$625 million cost savings over the next three years. This includes savings from A&P
efficiencies, overheads, supply chain efficiencies and trade investment.
3Commitment to deleveraging: We continue to expect to be well within the leverage target range of 2.5-3.0x net debt to adjusted
EBITDA no later than fiscal 28. This will be delivered through a combination of organic growth and positive operating leverage, combined with tighter capital discipline, and appropriate and selective disposals over the coming years.
As part of Accelerate, we are also evolving our operating model to give us a competitive advantage. For example, in Europe, we have
undertaken work to unlock the region’s full potential. This includes targeted investments and the creation of more standalone markets, such as Iberia and Italy, to bring us closer to customers and consumers, while driving better performance.
Leadership: Executive Committee changes this
fiscal
In March 2025, Praveen Someshwar joined Diageo as Managing Director of Diageo India and CEO of USL, taking over from Hina Nagarajan. Prior to this, Praveen was MD and CEO of HT Media, one of India’s largest and best-known media groups.
After four years as Diageo India Managing Director and CEO of USL, in
March 2025, Hina Nagarajan took on the role of President of our Africa business. Prior to her successful period leading Diageo India, Hina’s first role in Diageo from 2018 onwards was Managing Director of Africa
Emerging Markets.
Dayalan Nayager, previously President of Diageo Africa since July 2022, became President of Diageo Europe, taking over from John Kennedy, retaining his role of Chief Commercial Officer. Over the last 12 years,
Dayalan has led several Diageo businesses in Europe, including Great
Britain, Ireland and France. I want to thank John for leading the
Europe business on an interim basis since January 2024 and completing his 30-year tenure at Diageo in 2023.
Randall Ingber re-joined Diageo in June 2025, succeeding Tom Shropshire as General Counsel, and taking over as Company Secretary from the start of fiscal 26. Randall had a successful 19-year career within our
Legal function before serving as General Counsel and Company
Secretary at Lion Group, a leading Australasian beverage alcohol business and one of the largest craft brewers in the United States.
I would like to thank Tom for his significant impact during his time with
Diageo. Since 2021, he has been instrumental to shaping our agenda, advising our Board and Executive Committee on a range of topics.
Lastly, we are looking forward to Deirdre Mahlan rejoining Diageo as our interim Chief Financial Officer later in August. Deirdre’s deep spirits industry experience and financial expertise includes a 27-year career with Diageo and predecessor companies, culminating in five years as CFO and five more leading our North American business.
I am looking forward to working with the Executive Committee and the
Board as we work to deliver our commitments to shareholders for fiscal
26.
Looking ahead
We look ahead to fiscal 26 with a strong sense of purpose and resolve.
Alongside the Board and the Executive Committee, I am committed to driving sustainable net sales growth, leveraging the strength of our portfolio and brand-building capabilities whilst strengthening Diageo’s commercial execution.
Our Accelerate programme is progressing at pace and is central to creating a more agile and performance-focused organisation. All of the actions currently underway will position us well to drive increased growth as the market recovers and the TBA landscape evolves.
We look forward to continuing to bring our brands to life in fiscal 26, both through superior commercial execution and via high profile partnerships and events, such as the FIFA 2026 World Cup, for which we are the official spirits partner in the Americas.
Lastly and most importantly, I want to thank my Diageo colleagues around the world, whose commitment, agility, and passion for our brands is our greatest asset and a deep source of pride.
Diageo’s ambition remains clear: to be one of the best performing, most trusted and respected consumer products companies in the world. With world-class brands and talent, highly effective global consumer insights and an ongoing focus on efficiency and
effectiveness, we are confident in our ability to outperform the market, restore Diageo to a top quartile TSR consumer company, and provide stronger returns to shareholders.
Nik Jhangiani
Interim Chief Executive

6	Diageo Form 20-F 2025
PERFORMANCE HIGHLIGHTS
Fiscal 25 financial performance

Volume (equivalent units)		Reported net sales(2)
EU230.1m		$20,245m
(2024: EU230.5m)		(2024: $20,269m)
Reported movement	—%	Reported movement	—%
Organic movement(1)	1%	Organic movement(1)	2%

Reported operating profit		Net cash from operating activities
$4,335m		$4,297m
(2024: $6,001m)		(2024: $4,105m)
Reported movement	(28)%	2025 free cash flow(1)	$2,748m
Organic movement(1)	(1)%	2024 free cash flow(1)	$2,609m

Earnings per share (eps)		Total recommended dividend per share(3)
105.9c		103.48c
(2024: 173.2c)		(2024: 103.48c)
Reported movement	(39)%
Eps before exceptional items movement(1)	(9)%

Visit diageo.com for more information.
Fiscal 25 non-financial performance

Positive drinking	Inclusion and diversity
2.0m	43%	46%
(2024: 2.2m)	(2024: 44%)	(2024: 46%)
Number of people educated on the dangers of underage drinking through a Diageo supported education programme	Percentage of female leaders globally	Percentage of ethnically diverse leaders globally

Water efficiency – across the company	Greenhouse gas emissions
(15.8)%	(18.8)%
(2024:(12.9)%)	(2024: (14.4)%)
Percentage change in water efficiency across the company compared to fiscal 20 baseline	Percentage change in total direct and indirect greenhouse gas emissions (market/net based) compared to fiscal 22 baseline

GROUP

The Accelerate
programme
In May, we launched the first phase of
Accelerate, a company-wide initiative
to help us deliver consistent,
sustainable performance including $3
billion in free cash flow per year,
starting in fiscal 26. To achieve this we
aim to:

Build a more simplified, integrated operating model to optimise investment and allocate resources effectively towards long- term sustainable growth.

Achieve c.$625 million in cost savings over three years, to enable reinvestment in future growth and improved operating leverage.

Return to well within our
leverage ratio target
of 2.5x–3.0x net debt to adjusted
EBITDA no later than fiscal 28
providing a lot more flexibility, and
supported by selective disposals of
non-core assets.

Read more on page 23.

(1)See definitions and reconciliation of non-GAAP measures to GAAP measures on pages 213-220.
(2)Net sales are sales less excise duties.
(3)Includes recommended final dividend of 62.98c.
Unless otherwise stated in this document, percentage movements refer to organic movements. For a definition of organic movement and reconciliation of all non-GAAP measures to GAAP measures, see pages 213-220. Leverage ratio calculated using adjusted net debt which is the equivalent to adjusted net borrowings (net borrowings plus post-employment benefit liabilities before tax). Share refers to value share. Percentage figures presented are reflective of a year-on-year comparison, namely 2024-2025, unless otherwise specified.

7	Diageo Form 20-F 2025
Regional
performance
Our regional presidents share
their fiscal 25 perspectives.

Latin America & Caribbean
Alvaro Cardenas President, Latin America and Caribbean

Fiscal 25 was a year of significant
progress for us, during which we
became stronger and more resilient,
accelerating growth in the second
half. We harnessed the experience of
a challenging fiscal 24 and grew wiser,
making a conscious decision to focus
on operational excellence, enabling
our leaders to identify and pursue
opportunities across the region and
gain market share in key
battlegrounds.

$1.8bn Reported net sales
Read more on page 30.

North America
Sally Grimes Chief Executive Officer, Diageo North America

As Diageo’s largest region, I am proud
we have delivered growth this fiscal,
particularly in a challenging
environment. This growth has been
driven by areas including tequila, in
particular the strong performance of
Don Julio Reposado, and our world-
class brand building, including joining
the 2026 FIFA World Cup as Official
Spirits Supporter. We have also made
significant progress in our journey
towards increased marketing
effectiveness and efficiency, improved
commercial execution through our
route-to-market transformation and
supply chain resiliency.

$8.0bn Reported net sales
Read more on pages 26-27.

Africa
Hina Nagarajan President, Africa

In Africa, we have worked hard over
the last few years to put this business
on a bigger growth trajectory. This is
evident from our results this fiscal
year, delivering reported net sales
growth  with double-digit growth in
Ghana, South Africa and Tanzania. As
one of the fastest growing regions, we
believe the fundamentals are now in
place for us to be a steady growth
engine for Diageo, fully leveraging the
investments we are making to take
advantage of our outstanding
portfolio.

$1.8bn Reported net sales
Read more on page 31.

Europe
Dayalan Nayager President, Europe and Chief Commercial Officer

In fiscal 25, we have demonstrated
resilience delivering positive net sales
growth and expanding Diageo's market
share in both spirits and total
beverage alcohol. This success was
significantly bolstered by Guinness
which saw double-digit growth,
reflecting the enduring strength of
the brand. Guinness' strategic
alignment with major sporting events,
including the English Premier League
and the Six Nations, has been key to
driving these positive results,
reaching new and diverse audiences.

$4.8bn Reported net sales
Read more on page 28.

Asia pacific
John O’Keeffe President, Asia Pacific, Global Travel and India

This year has been challenging but
we've been able to execute amplified
strategic innovations with the
launches of Johnnie Walker Blonde,
Johnnie Walker Black Ruby and
Smirnoff Crush RTD whilst also making
structural interventions across the
business, setting up the region for
sustainable success moving forward.

$3.6bn Reported net sales
Read more on page 29.

8	Diageo Form 20-F 2025
Investment case
A strong investment case
Attractive,
long-term
industry
fundamentals

VERSATILITY OF SPIRITS
The versatility of spirits positions
the category well for the future
across occasions, premiumisation
and the evolution of consumer
trends including moderation and
sourcing growth from beer and
wine. Continued category
momentum comes from spirit's
cultural relevance, innovation and
consumers' desire to explore new
categories and experiences.

People are drinking better, not more
Spirits' long-term value growth is
also driven by premiumisation as
consumers want to drink better,
not more. In the last 10 years,
premium and above spirits grew
from 26% of category value to
almost 35%. The super-premium-
plus price tier has grown in value
more than 50% faster than other
price tiers in the category. This
price tier gained c.600 basis points
of share of international spirits
retail sales value (RSV) since 2014.
(1)

Long runway for growth
Diageo sees a substantial runway
for sustainable growth. With a
global TBA share of 4.5%,(1) we
have significant headroom for
future growth. In the United
States, our largest market, we
remain underpenetrated in key
categories with our leading
brands, presenting a strong
opportunity to recruit consumers
and drive growth.
...aligned to
our
competitive
advantages

A BROAD portfolio of iconic brands
We are #1 in international
spirits,  the #3 player in TBA
and have 13 billion-dollar
brands.(1) We have a diverse
portfolio of brands, providing a
broad range of choices for
consumers across occasions.

A diversified geographical footprint
Our geographic footprint gives us
access to consumers in the
world's largest markets, such as
the United States, as well as the
vibrant markets of India and
China. Our regional breadth
allows us to flex prioritisation,
investment and activation,
increasing our ability to capture
growth and reduces dependency
on any single region or market.

A leading portfolio across price points
Our portfolio is spread broadly
across the pricing ladder – across
and within categories, providing
choice in most
economic environments.

Diverse and engaged talent
Diageo has an entrepreneurial,
talented and diverse workforce of
more than 29,000 people globally
and are led by a highly
experienced Executive
Committee. Our Executive
Committee combines home-grown
talent with externally recruited
leaders who bring invaluable
market experience and fresh
perspectives.
...as we
execute with
focus

RESHAPED PRIORITIES SUPPORTED BY ACCELERATE
In fiscal 25, we introduced our
reshaped priorities to drive
improved performance:
delivering sustainable top-line
growth, increasing operating
leverage, maximising cash flow
and optimising returns. These
strategic outcomes are being
embedded across the business,
with further opportunity. We are
moving at pace and this is
underpinned by the work
underway on our Accelerate
programme.
We launched the first phase of
Accelerate in May 2025 to build
a more agile operating model,
with clear cash delivery targets
and a disciplined focus on
operational excellence and cost
efficiency. These changes are
creating a stronger platform for
optimising investment and
enabling more effective
resource allocation towards
long-term growth. While the
programme has defined financial
targets, it is equally focused on
enabling better, faster growth.
It is supported by operating
model changes designed to
enhance Diageo’s global agility
— leveraging scale more
effectively, sharpening
investment priorities, and
accelerating decision-making.
...to position
Diageo for
long-term
growth.

Attractive financial foundations
Driving long-term sustainable
growth is a strategic priority for
Diageo. We are committed to
gaining quality market share in a
disciplined and sustainable
manner. Diageo maintains an
attractive margin profile, with
further room for expansion. Our
business is highly cash generative,
enabling us to reinvest behind our
brands to fuel future growth. As
Accelerate progresses, this will be
further enhanced through
consistency of cash delivery and
the ability to reinvest and allocate
resources behind growth
opportunities. This disciplined
approach strengthens our
resilience and agility in a dynamic
global environment.

Focused strategy
Diageo’s focused strategy is
centred on delivering growth by
maximising the potential of our
advantaged portfolio. We are
making meaningful progress in
an evolving consumer landscape
and challenging macroeconomic
environment, by concentrating
on what we can manage and
control. While our strategic
outcomes remain consistent, we
are sharpening their application
and pace of execution. This is
enabling us to prioritise
resources toward the most
attractive growth opportunities,
refine our portfolio choices and
position the business to emerge
stronger.
(1) IWSR, 2024 (by retail sales value)

9	Diageo Form 20-F 2025
Market dynamics
Market dynamics
Established
tailwinds

Growing LPA+ population

Rising middle class

Premiumisation

Spirits gaining share of TBA

Spirits household penetration
Potential
headwinds

Pressured consumer wallet

Cannabis

Weight-loss drugs (GLP-1s)
Gen Z(1)
US household penetration

	F20	F24
TBA	83%	88%
Spirits	49%	55%
(1) Numerator
(2) Oxford Economics
(3) NielsenIQ
(4) Numerator
(5) US Bureau of Labor Statistics
(6) IWSR, Bevtrac 2025
(7)  IWSR, Oxford Economics

Gen z behaviours

Moderation
We believe that
near-term industry
pressures are largely
cyclical and
macroeconomic driven.
We continue
to believe in the
attractive long-term
fundamentals of
our industry in an
evolving TBA landscape.
Long-term fundamentals
remain compelling. By 2035,
600 million new legal-
purchase-age consumers will
enter the market,(2) with Gen Z
becoming the first 2-billion-
strong generation.(3)
Gen Z penetration in spirits is
increasing in the United States,
primarily driven by spirits-
based ready-to-drink products
and tequila.(4) Across our key
markets, their engagement
with spirits is higher than the
average for the total drinking
population, indicating they are
entering the category earlier.(4)
They also allocate a similar
proportion of their annual
expenditure on alcohol as
other generations.(5) Recent
data shows an increase in LPA+
Gen Z consumption compared
to the levels in 2023.(6)
Our recent US research
indicates that cannabis and
GLP-1s have not yet shown
significant disruption to spirits
consumption, and we continue
to monitor them closely.
Moderation is a long-term
consumer trend, where we see
consumers choosing to drink
better not more. Between
2009-2024, international spirits
(excluding baijiu and RTDs) per
capita consumption has
remained broadly stable
(2009-2024 CAGR -0.4%), even
as total beverage alcohol
declined by 1.2%.(7) This
highlights the strength of the
spirits category and the
category's resilience in a
moderating environment;
gaining share from beer
and wine.
Moderation presents a
significant opportunity for
Diageo, the inherent versatility
of spirits makes moderation
more accessible and appealing.
We have a broad portfolio and
leadership in non-alcoholic
innovation, including Seedlip,
Ritual Zero Proof, Tanqueray
0.0, Gordon's 0.0 and Guinness
0.0. These offerings
complement our core
portfolio, support responsible
choices and position Diageo
to help shape the future
of moderation.

10	Diageo Form 20-F 2025
OUR GROWTH AMBITION
Progressing our
Growth Ambition

11	Diageo Form 20-F 2025
OUR STRATEGY

OUR STRATEGY
Unleash the power
of our brands and
portfolio…
Whisk(e)y and tequila
Our focus is to maintain our undisputed
number one value position in both the
whisk(e)y and tequila categories. To achieve
this, we are sharpening our focus on a clear
and distinctive portfolio participation
strategy across price tiers and consumption
occasions. For example, we are accelerating
recruitment into Johnnie Walker by scaling
innovation and extending the brand into new
occasions through Johnnie Walker Blonde and
Johnnie Walker Black Ruby.
Winning local portfolio
Developing a winning local portfolio enables
us to serve culturally relevant tastes and
consumption moments with authenticity.
Scaling Buchanan's Pineapple in Mexico
exemplifies this approach, infusing
Buchanan's with local flavour preferences
inspired by the popular 'Buchanita' serve. This
has successfully expanded the brand's appeal,
attracting new customers and deepening
engagement with existing ones.
Guinness growth
Guinness remains a key strategic growth
priority for us, underpinned by consistent
double-digit net sales growth and strong
brand equity in core markets such as Great
Britain and Ireland. The brand continues to
broaden its consumer base, with innovations
such as Guinness 0.0 enhancing relevance
among more audiences. Strategic
partnerships with major global sporting
platforms and an efficient asset-light
production model enable scalable and
sustainable growth.
…to lead and
shape consumer
trends…

Cocktail culture We are shaping global cocktail culture, leveraging our premium portfolio and platforms like World Class, our bartending competition.
Moderation We are well placed to serve many moderation strategies including no- and lower-alcohol offerings. Many consumers prefer to drink better, not more, which we actively champion.
Exploration We are enabling greater discovery and personalisation through digital tools like 'What's Your Whisky', using AI to recommend serves.
Convenience To meet demand for accessible, high- quality offerings, we have expanded our ready-to-drink portfolio with exciting innovations including Casamigos Margarita.
With food We continue to unlock opportunities in food-led occasions by suggesting ideal pairings through digital tools like 'What's Your Cocktail'.
Luxury Diageo Luxury Group (read more on page 15) focuses on accelerating growth in the super-premium segment through exceptional brands such as Johnnie Walker Blue Label and Don Julio 1942.
…executed
with operational
excellence
Our strategic priorities are underpinned by:
1.Evolving brand building muscle: to
optimise effectiveness of our A&P by
prioritising resource allocation into the
right brands, in the right markets, through
the most impactful channels.
2.Enhancing commercial excellence: by
strengthening execution partnerships,
enhancing end-to-end brand experiences
and embedding digital innovation across
our merchandising and sales processes.
3.Accelerated productivity: by enhancing
Revenue Growth Management capabilities
and supply chain excellence.
To improve our operational efficiency, we
have introduced the first phase of our
Accelerate programme. This includes the
following goals:
1.Consistent cash delivery: we expect to
sustainably deliver c.$3bn free cash flow
per annum from fiscal 26, increasing as
business performance improves.
2.Cost savings: c.$625m cost savings
programme over three years which will
enable both reinvestment in future growth
and improved operating leverage.
3.Commitment to deleveraging: we expect
to be well within the leverage target range
of 2.5-3.0x net debt to adjusted EBITDA no
later than fiscal 28, providing us with a lot
more flexibility. This will be delivered
through a combination of organic growth
and positive operating leverage, combined
with tighter capital discipline, and
appropriate and selective disposals over
the coming years.

Don Julio
1942

JOHNNIE WALKER
BLACK
Ruby
JOHNNIE WALKER
BLACK RUBY
BLENDED SCOTCH WHISKY

12	Diageo Form 20-F 2025
Our strategy continued
Our strategy in action

WHISK(E)Y and tequila
Don Julio Presents 194GOU

This year, Don Julio 1942 teamed up with renowned DJ, producer and cultural powerhouse Peggy Gou to release its first ever collaborative limited-time product – a special edition bottle called 194구 ('194Gou'). The new bottle is a striking take on the luxury Don Julio 1942 bottle, fusing heritage with nightlife and music culture.
The launch was an example of executing on our commitment to take tequila around the world. We hosted exclusive pop ups, after parties, and retail takeovers in cities including New York City, London, Milan and Seoul.
Events featured bespoke Don Julio 1942 cocktails, surprise DJ sets, Don Julio
194구 merchandise and bottle signings. This went hand-in-hand with a culture-first social campaign, which has received more than 52 million views,(1)
and allowed fans to follow the launch in real time.
This first of its kind collaboration has been successful with global consumers.
Don Julio 194구 sold out at events in the United States, Asia Pacific and
Europe, whilst dedicated retail builds inside airports in Europe and the United
Arab Emirates are experiencing a significant sales increase versus Don Julio
1942 sales for the same period last year.
The success of this partnership has ensured the brand is culturally relevant with consumers, whilst also driving halo demand for Don Julio across the globe.
(1) GALE (the campaign PR agency)

WINNING LOCAL PORTFOLIO
The Sweeter Side of Johnnie Walker
Black Label

Johnnie Walker has reimagined the whisky scene in Latin America and
Caribbean (LAC) with the launch of Johnnie Walker Black Ruby – a sweeter take on Johnnie Walker Black Label, created to elevate classic cocktails.
Countering preconceptions about the ‘typical scotch drinker’, the team saw this as opportunity to evolve the flavour of the product, opening it up to a new generation.
Given the target market, the launch strategy was focused on local events popular with younger LPA+ consumers including Mexico Fashion Week and
Puerto Rico Cocktail Week. Bartenders were briefed to use Johnnie Walker
Black Ruby to put a twist on classic cocktails.
Across the board, Johnnie Walker Black Ruby has successfully recruited consumers in LAC back into scotch through exploration, sourcing 72% of volume from outside of scotch (2) 73% of Mexican consumers who have tried Black Ruby have repeated purchase.(2) This expansion of the Johnnie Walker family has overturned whisky stereotypes in LAC, demonstrating the part the brand can play in contemporary nightlife. And, given the success of the launch, we are starting the global roll out of Johnnie Walker Black Ruby, bringing this new take on our classic scotch worldwide.
(2) Kantar IDD Mexico 2024 (claimed data)

13	Diageo Form 20-F 2025
The Chicago Plumbers Union Local 130, with ongoing support from Guinness, has been responsible for dyeing the Chicago River green for the city's St. Patrick's Day since 1962. They use an eco-friendly vegetable-based dye, turning the river into a shimmering emerald tribute. This ritual has become more than a tradition—it’s the heartbeat of the city’s celebration. And when the work is done, they gather with a pint of Guinness, reflecting on the legacy they keep alive, one green wave at a time.

guinness GROWTH
Guinness' Lovely Day
in the United States

It is an exciting time for Guinness in the United
States. In the second half of fiscal 25, it was the
fastest growing major beer brand in the on-
trade by volume,(1) and the number one draft
beer in major metropolitan areas like Boston
and New York.(1)
We have worked strategically to reach this level
of success, but there is still a significant runway
for growth – a cornerstone of building on the
momentum this fiscal is the 'A Lovely Day' US
Campaign, launched in April 2025.
The campaign, which has received 474 million(2)
impressions and counting, merges the success of
the iconic 'Lovely Day for a Guinness' tag line,
with a uniquely American perspective, sharing
50 real stories illustrating the role of Guinness
and Guinness 0.0 in celebrations.
From Michigan ice fishermen to a Louisiana brass
band, to the roller-skating dads of Pennsylvania,
these stories capture both the American spirit
and the communion of Guinness.
Hand-in-hand with the campaign, we created a
limited-edition Guinness Draught Stout can,
tapping into the consumer trend of
convenience. The design reimagines the classic
Lovely Day toucan art with a modern, American
twist.
Market testing has found that this campaign has
resonated strongest with younger LPA+ beer
drinkers, our target audience for expansion,
with one-third expressing intent to purchase
Guinness after viewing the campaign.
Whilst this is just the foundation of our plans to
capture further growth, the campaign is
meaningfully building brand equity and driving
household penetration with key consumers.
(1) Nielsen CGA L12Wks ending 17 May 2025
(2) Taylor (the campaign PR agency)

Find out more at www.diageo.com

Consumer trends key
Cocktail culture	Exploration	With food
Moderation	Convenience	Luxury

14	Diageo Form 20-F 2025
our strategy continued

OUR BUSINESS MODEL
Operational excellence runs through our business model

What we do	1. We source	2. We innovate	3. We make
From smallholder farmers in
Africa and Mexico, to
multinational companies, we
work with our suppliers to
procure high-quality raw
materials and services, with
sustainability in mind. Where
it is right for our business, we
grow and source locally.

Using our deep understanding
of consumer trends and
socialising occasions, we focus
on driving sustainable
innovation that provides new
products and experiences for
consumers; be that a non-
alcoholic option, an offering
that suits convenience or
improving the on-trade
experience.

We distil, brew and bottle our
spirits and beer brands
through a globally co-
ordinated supply operation,
working to the highest quality
and manufacturing standards.
We prioritise using local
production where it is right for
our business.

Fiscal 25 progress
This fiscal, we have developed,
established and executed
substantial projects as we strive to
continually improve on our track
record of operational excellence.

Commercial excellence: Stepping up our route-to-market and commercial execution in the United States

This fiscal, our spirits organisation in the United States has undergone its biggest transformation in over a decade, evolving how we work with our distributors to achieve sustainable growth.
Over the past year, we have collaborated with our partners to add new brand building and sales roles in key geographies. These roles are dedicated to our key categories, whisk(e)y and tequila, and the outlets with the greatest potential for growth. Our teams are equipped with training, tools and insights to grow these categories for the retailer, while increasing Diageo’s share.
We also launched the Academy for Beverage Leadership (ABL) to provide foundational training for business development managers at Diageo and our distributors. Upon completion, sales leaders have practical skills to help customers grow their whisk(e)y and tequila businesses.

JOHNNIE WALKER
Blue Label
ICE CHALET
BLENDED SCOTCH WHISKY

15	Diageo Form 20-F 2025
Creating value
Our business model allows us to create
value across three main areas:
Financial – for our investors
Human – for our people, suppliers,
customers and consumers
Social – for our communities

Our stakeholders
Our people	Customers	Communities	Government and regulators
Consumers	Suppliers	Investors

Read more on pages 86-89.

4. We transport	5. We sell to customers	6. We market to consumers	7. We help consumers celebrate
We move our products to where they need to be in the world; be that from a local distillery in market or shipping scotch.
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
We continually evolve our
data tools to understand
consumers’ attitudes and
motivations. We convert this
information into insights
which enable us to respond
with agility to our consumers’
interests and preferences.

Accelerated productivity: Digitising our supply chain through SIP

This fiscal, we have made significant progress digitising our supply chain from grain to glass with the deployment of our
Scotch Intelligence Platform (SIP). This includes:
•Optimising pre-bottling allocations – maximising the value
of our premium whiskies through a digital marketplace.
•Maturation performance – using data and AI to target the
‘angels' share’ and improve maturation yield.
•Liquid logistics – synchronising our cask-to-bottle flows of wood and whisky.
This platform has measurable benefits for Diageo,
augmenting the craft of our scotch category and improving
our productivity and performance.

Evolve brand building muscle: Creating the Diageo Luxury Group

In November, we established the Diageo Luxury Group,
bringing together our most premium offerings within spirits, brand homes and private client experiences.
The Diageo Luxury Group unites a premium brand portfolio,
as we aim to become the number one luxury spirits company
in the world. It is responsible for Diageo's luxury strategy and accelerating the growth of brands that retail at $100 and
above, as well as leading luxury experiences and an
extensive network of expert craftspeople.
Since its creation, product launches have included Johnnie
Walker Ice Chalet, The Twelve by Casks of Distinction,
Talisker 45-Year-Old and Johnnie Walker Vault x Olivier
Rousteing.

16	Diageo Form 20-F 2025
OUR PERFORMANCE
Monitoring performance and progress

Reported measures

Net sales growth (%)	Operating profit growth (%)	Basic earnings per share (cents)

Definition
Sales growth after deducting excise duties.	Operating profit growth, including exceptional operating items.	Profit attributable to equity shareholders of the parent company, divided by the weighted average number of shares in issue.

Non-GAAP measures

Organic net sales growth (%)(1)	Organic operating profit growth (%)(1)	Earnings per share before exceptional items (cents)(1)
1.7%	(0.7)%	164.2

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
Why we measure
This measure reflects our delivery of
sustainable top-line growth. Organic net sales
growth is the result of the choices we make
between categories and market participation,
and reflects Diageo's ability to build brand
equity, increase prices and grow market share.

The movement in operating profit measures
our delivery of increasing operating leverage
and optimising returns. Consistent operating
profit growth is a business imperative,
driven by investment choices, our focus on
driving out costs across the business and
improving mix.
Earnings per share reflects the profitability of the business and how effectively we finance our balance sheet. Eps measures our delivery of optimised returns over time.
Performance
Reported net sales of $20.2 billion declined
0.1% due to unfavourable foreign exchange of
(0.6)% and acquisition and disposal
adjustments of (1.1)%, partially offset by
hyperinflation adjustments and organic net
sales growth. Organic net sales growth of 1.7%
was driven by organic volume growth of 0.9%
and positive price/mix of 0.8%. Excluding the
impact of the Cîroc transaction, organic net
sales growth was 1.5%, with 0.8% volume
growth and 0.7% price/mix.(1)

Reported operating profit declined 27.8%
and reported operating profit margin
declined 819bps, primarily due to
exceptional impairment and restructuring
costs, unfavourable foreign exchange and a
decline in organic operating margin. Organic
operating profit declined by 0.7%; organic
operating profit margin declined 68bps,
mainly due to continued investment in
overheads, partly offset by slight gross
margin expansion. Excluding the impact of
the Cîroc transaction,(1) organic operating
profit declined 1.0%, in line with prior
guidance, and organic operating margin
declined 70bps.

Basic EPS decreased 67.3 cents, mainly
driven by higher impairment charge in
fiscal 25, a significantly lower Moët
Hennessy contribution and unfavourable
foreign exchange.
Basic EPS before exceptional items
declined 8.6% from 179.6 cents to
164.2 cents, primarily driven by a
significantly lower associate income
from Moët Hennessy and unfavourable
foreign exchange.

Read more on page 21.	Read more on page 21.	Read more on page 21.
(1) On 7 April 2025, Diageo entered into a strategic partnership with Main Street Advisors. As part of the transaction, Diageo transferred its majority ownership interest in Cîroc in North America in exchange for interest in Lobos 1707 Tequila globally. The transaction was completed in June 2025. As a result, Cîroc in North America is no longer consolidated in the group’s financial statements and is now accounted for as an investment in associate.

17	Diageo Form 20-F 2025

Reported measures

Net cash from operating activities ($ million)	Return on closing net assets (%)	Remuneration
Key Performance Indicators, which are
included within incentive plans to assess
performance for Directors' remuneration
purposes. More details can be found from
page 108.

KPI: Key Performance Indicator

Definition
Net cash from operating activities comprises the net cash flow from operating activities as disclosed on the face of the consolidated statement of cash flows.	Profit for the year divided by net assets at the end of the financial year.

Non-GAAP measures

Free cash flow ($ million)(1),(2)	Return on average invested capital (ROIC) (%)	Total shareholder return (TSR) (%)
2,748	13.7%	(24)%

Definition
Free cash flow comprises the net cash flow from operating activities aggregated with the net cash expenditure paid for property, plant and equipment, and computer software.
Profit before finance charges and exceptional
items attributable to equity shareholders
divided by average invested capital. Invested
capital comprises net assets excluding net
post-employment benefit assets/liabilities, net
borrowings and non-controlling interests.
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
Over time, ROIC reflects optimised returns, as
the returns Diageo generates from its asset
base are both reinvested in the business and
used to generate returns for investors through
dividends and return of capital programmes.

Diageo’s directors have a fiduciary
responsibility to maximise long-term value for
shareholders. TSR measures reflects the
returns Diageo has delivered to investors in
the year and over time. We also monitor our
relative TSR performance against our peers.

Performance

Net cash from operating activities was $4,297
million, an increase of $192 million compared to
fiscal 24. Free cash flow increased by $139 million
to $2,748 million.
Free cash flow growth was driven by solid working
capital management including higher creditors
and lower maturing stock movement year on
year.
Net capital expenditure in fiscal 25 was $1,549
million (fiscal 24: $1,496 million) to support
supply capacity expansion projects, North
America supply chain transformation and
furthering digital capability.
	ROIC was 13.7% (fiscal 24: 15.8%) with the decrease driven mainly by lower associate income from Moët Hennessy and unfavourable exchange.	TSR was down 24% over the past 12 months driven by the lower year-on-year share price.

Read more on page 22.	Read more on page 22.
(1)Organic net sales growth, organic operating profit growth, earnings per share before exceptional items, free cash flow and return on average invested capital are non-GAAP measures. See definitions and reconciliation of non-GAAP measures to GAAP measures on pages 213-220.
(2)For reward purposes this measure is further adjusted for the impact of exchange rates, hyperinflation adjustment and other factors not controlled by management, to ensure focus on our underlying performance drivers.

18	Diageo Form 20-F 2025
OUR PERFORMANCE continued

Non-financial performance

Positive drinking	Employee engagement index	Inclusion and diversity

83%

Number of people educated on the dangers of underage drinking through a Diageo supported education programme	2.0m
(2024: 2.2m)
Total to date:
8.2m

Percentage of female leaders globally	43%
(2024: 44%)
Percentage of ethnically diverse leaders globally	46%
(2024: 46%)

Target		Ambition
10 million people educated on the dangers of underage drinking by 2030, starting from fiscal 18.		50% female and 45% ethnically diverse global leader representation by 2030
Definition
Number of people educated on the dangers of underage drinking through a Diageo supported education programme.	Measured through our Your Voice survey; includes metrics for employee satisfaction, advocacy and pride.	The percentage of women and the percentage of ethnically diverse individuals who are in Diageo leadership roles globally.
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
The survey allows us to measure the extent
to which employees believe we are living
our values and is one of the measures of our
culture. Reflecting on the results of our
employee engagement level and taking
action on important areas where needed
each year helps us build credibility and trust
with our people.

Building an inclusive and diverse culture helps
drive commercial performance and ensures
we access the best talent. Transparently
reporting the gender and ethnic diversity of
our leadership cohort reflects our
commitment to consistent value creation
through our diverse workforce.

Performance
Globally, we educated 2.0m young people about the dangers of underage drinking, with strong performance again in Latin America and Caribbean (LAC).
This year 86% of our people completed our
Your Voice survey. 83% were identified as
highly engaged. 90% declared themselves
proud to work for Diageo, 83% would
recommend Diageo as a great place to work
and 76% were extremely satisfied with
Diageo as a place to work.
This year, 43% of our leadership roles were held by women and 46% of our leaders were ethnically diverse.

Read more on pages 44-45.	Read more on pages 40-41.	Read more on pages 58-59.

19	Diageo Form 20-F 2025

Non-financial performance

Water efficiency(1)	Scope 1 and 2 greenhouse gas emissions(1)
Change vs baseline year	Change vs baseline year
(15.8)%	(18.8)%

Target	Target
30% reduction versus 2020 baseline year by 2030	50% reduction versus 2022 baseline year by 2030
Definition
Percentage change in the water efficiency index across the company compared to fiscal 20 baseline.	Percentage change in total direct and indirect greenhouse gas emissions (market/net based) compared to fiscal 22 baseline.
Why we measure

Our water efficiency programme is critical to
addressing water security, particularly in
water-stressed areas. In addition to preserving
our licence to operate, minimising water use
within our own operations underpins our
commitment to delivering long-term value by
future-proofing our business against the
impacts of a changing climate. It also helps to
ensure this precious resource can continue to
be shared with the communities we live and
work amongst.

Mitigating our impact on climate change is a
business imperative. Reporting on our efforts to
reduce Scope 1 and 2 greenhouse gas emissions
demonstrates our commitment to reducing our
contribution to global warming and helps build
credibility and trust. This is an important area for
our business and external stakeholders, supporting
our commitment to consistent value creation by
future-proofing our business.

Performance

This year, our water efficiency across the
company improved in total by 15.8% since our
fiscal 20 baseline. The most significant drivers
of the strong performance in fiscal 25 were the
continuous improvement initiatives delivered
in our East Africa beer sites, Scotland
distilleries and our Runcorn and St. James's
Gate beer sites.

Our Scope 1 and 2 greenhouse gas emissions
reduced in total by 18.8% from our fiscal 22
baseline. The main drivers contributing to the
lower emissions this year are the increased use of
liquid biofuel at our Scotland distilleries and
energy efficiency improvements at our distilleries,
breweries and packaging sites in our biggest
energy consuming markets.

Read more on pages 52-53.	Read more on pages 53-55.
(1)In accordance with Diageo’s environmental reporting methodologies and, where relevant, WRI/WBCSD GHG Protocol; data for the baseline year and for the intervening period up to the end of last financial year has been restated where relevant.

20	Diageo Form 20-F 2025
SUMMARY FINANCIAL REVIEW
Summary Financial
Review
Reported net
sales growth
(0.1)%
Reported operating
profit growth
(27.8)%
Reported operating
profit margin
21.4%
Net cash from
operating activities
$4,297m
Return on closing
net assets
19.3%
Basic earnings
per share
105.9c
Total shareholder
return
(24)%
Organic net
sales growth(1)
1.7%
Organic operating
profit growth(1)
(0.7)%
Organic operating
profit margin(1)
28.0%
Free cash
flow(1)
$2,748m
Return on average
invested capital(1)
13.7%
Earnings per share before
exceptional items(1)
164.2c
(1)Organic net sales growth, organic operating profit growth, organic operating profit margin, earnings per share before exceptional items, free cash flow and return on average invested capital are non-GAAP measures. See definitions and reconciliation of non-GAAP measures to GAAP measures on pages 213-220.

21	Diageo Form 20-F 2025
Net sales
Reported net sales for the full year were down 0.1% to $20,245 million
(fiscal 24: $20,269 million) and were impacted by unfavourable foreign exchange of $119 million (-0.6%) and acquisition and disposal adjustments reduced this by $229 million (-1.1%), partially offset by hyperinflation adjustments of $53 million.
Organic net sales grew $338 million or 1.7% with organic growth in four of the five regions, including in North America, where Don Julio,
Guinness and Crown Royal were the standout performers. Growth was supported by positive price/mix of 0.8% and 0.9% volume growth.
Volume increased in three of the five regions, with continued pressure in North America and Europe. There was positive price/mix in four of the five regions, but negative price/mix in Asia Pacific driven by consumer downtrading in South East Asia and China and unfavourable market mix with strong volume performance in India. The four percentage points of phasing which favourably benefitted Q3 organic net sales growth rate mostly reversed in Q4 fiscal 25.
Excluding the impact of the Cîroc transaction organic net sales growth was 1.5%, with 0.8% volume and 0.7% price/mix.(1)
Cost of sales
Cost of sales broadly flat on a reported basis at $7,997 million (fiscal
24: $8,014 million), the positive impact of productivity savings offset moderating inflationary pressure.
Marketing
Marketing investment declined by 0.8% on a reported basis to $3,662 million (fiscal 2024: $3,691 million), reflecting a reinvestment rate of
18.1% (fiscal 2024: 18.2%). On an organic basis, investment was flat as we strategically reshaped our A&P spend across regions, prioritising high-growth opportunities and demonstrating agility in resource allocation with a focus on reducing development spend. Development costs were reduced to 14% in fiscal 25 (fiscal 24: 21%), this reduction was driven by the accelerated adoption of AI-enabled content creation
(Virtual Content Studios) and operational model changes, including the launch of Agile Brand Communities and Conscious Create teams, which encourage improved co-creation and collaboration.
Other operating items
Other operating items before exceptional items increased by 10% to
$2,882 million (fiscal 24: $2,619 million), largely driven by higher staff costs, including incentives and wage cost inflation, as well as strategic investments in RTM changes in the United States.
Exceptional operating items increased to $1,369 million (fiscal 24: $56 million (exceptional operating income)) largely driven by impairment, including $458 million in respect of Diageo's investment in various
Distill Ventures business, as a result of the strategic decision to exit
Distill Ventures, and $231 million in respect of Aviation American Gin.
Exceptional operating items also included restructuring costs of $225 million relating to charges for the Accelerate programme and supply chain agility programme. The distribution model change in France resulted in an exceptional operating charge of $145 million.
Operating profit
Organic operating profit declined by 0.7%, with operating margin down
68bps organically, mainly due to higher overheads partly offset by a slight improvement in gross margin. Reported operating profit declined
27.8% and reported operating profit margin declined 819bps, primarily due to exceptional costs including impairment and restructuring costs, unfavourable foreign exchange and a lower operating margin.
Excluding the impact of the Cîroc transaction, organic operating profit and operating margin declined 1.0% and 70bps respectively.(1)
Non-operating exceptional items
In the year ended 30 June 2025, exceptional non-operating items were a loss of $220 million, mainly driven by the loss on the sale of Guinness
Nigeria PLC ($125 million) and loss on the prospective sale of Guinness
Ghana Breweries PLC ($114 million).
Net finance charges
Net finance costs were $771 million (fiscal 24: $885 million), with the decrease driven by the capitalisation of borrowing costs on capital expenditure and the reduced costs of cash management swaps.
Taxation
The income tax charge of $999 million (fiscal 24: $1,294 million)
represented an effective tax rate of 29.9% (fiscal 24: 25.6%). The effective tax rate before exceptional items was 24.9% (fiscal 24:
25.1%).
Share of after tax results of associates and joint
ventures
Share of after tax results of associates and joint ventures declined by
53.4% to $193 million (fiscal 24: $414 million), largely due to a significantly lower Moët Hennessy contribution.
Profit attributable to non-controlling interest
Profit attributable to non-controlling interests was $184 million (fiscal
24: $296 million), driven mainly by the lapping of exceptional items in
Shui Jing Fang in the prior year.
Basic earnings per share (EPS)
Basic EPS before exceptional items declined 8.6% from 179.6 cents to
164.2 cents, primarily driven by a significantly lower associate income from Moët Hennessy and unfavourable foreign exchange. This was calculated using a weighted average number of shares in issue excluding own shares of 2,222 million (fiscal 24: 2,234 million).
(1) On 7 April 2025, Diageo entered into a strategic partnership with Main Street Advisors. As part of the transaction, Diageo transferred its majority ownership interest in Cîroc in North America in exchange for interest in Lobos 1707 Tequila globally. The transaction was completed in June 2025. As a result, Cîroc in
North America is no longer consolidated in the group’s financial statements and is now accounted for as an investment in associate.

22	Diageo Form 20-F 2025
SUMMARY FINANCIAL REVIEW continued
Net cash flow from operating activities and free
cash flow
Net cash from operating activities was $4,297 million, an increase of
$192 million compared to fiscal 24. Free cash flow increased by $139 million to $2,748 million.
Free cash flow growth was driven by solid working capital management including higher creditors and lower maturing stock movement year on year.
Net capital expenditure in fiscal 25 was $1,549 million (fiscal 24:
$1,496 million) to support supply capacity expansion projects, North
America supply chain transformation and furthering digital capability.
Return on average invested capital (ROIC)
ROIC was 13.7% (fiscal 24: 15.8%) with the decrease driven mainly by lower associate income from Moët Hennessy and unfavourable exchange.
Net debt
As at 30 June 2025, the group's net debt was $21,854 million (fiscal 24:
$21,017 million), the increase was mainly due to foreign exchange movement on non-US dollar debt.

Tariff update
Update on implications of tariff implementation and developments
We have continued to undertake considerable contingency planning in recent months and are focused on what we can control in relation to tariffs. Assuming the current 10% tariff remains on UK and 15% European imports into the US, that Mexican and Canadian spirits imports into the US remain exempt under the United States - Mexico - Canada Agreement (USMCA), and that there are no other changes to tariffs, the unmitigated impact of these tariffs is estimated to be c.$200 million on an annualised basis.
As a result of our extensive supply chain and broad and advantaged portfolio, we have undertaken a number of actions to help mitigate the potential impact including inventory management, supply chain optimisation and re-allocation of investments. Given the actions to date and before any pricing, we expect to be able to mitigate around half of this impact on operating profit on an ongoing basis. Looking ahead, we will continue to work on measures to mitigate this impact further. Our long track record of managing international tariffs gives us confidence in our ability to navigate this successfully. The expected impact of tariffs on the above basis for fiscal 26 is included in our guidance.

23	Diageo Form 20-F 2025

Reshaped priorities for sustainable growth
Reshaped priorities to

Deliver sustainable top-line growth

Increase operating leverage
deliver sustainable
long-term performance

Read more from page 10.

Optimise returns

Maximise cash flow

Accelerate programme
Accelerate: to deliver
sustainable
consistent
performance, first
phase underway
$3bn
Consistent cash delivery c.$3bn
free cash flow per annum from
fiscal 26, increasing as
performance improves
Operating model
More agile global
operating model to
optimise investment and
allocate resources
effectively towards
long-term sustainable
growth
Cost savings target
c.$625m
in cost savings
programme, evenly over
3 years, to enable
reinvestment in future
growth and improved
operating leverage
Deleveraging
To be well within
leverage target range of
2.5–3.0x net debt to
adjusted EBITDA no later
than fiscal 28 providing a
lot more financial
flexibility, and supported
by selective disposals
We aim to strengthen
Diageo for the future by
increasing agility,
driving sustainable
outperformance and
increasing operating
leverage
A&P
Trade spend optimisation
Overheads
Supply
c.50% dropping
through to bottom
line
c.50% re-invested
for future growth
Accelerate - strengthening Diageo for the future
In May 2025, we launched the first phase of our Accelerate programme to create a more agile operating model, with clear cash delivery targets and a disciplined focus on operational excellence and cost efficiency. This change in how we do business is creating a stronger platform to optimise investment and is helping us allocate resources effectively towards long-term sustainable growth. The programme has been rolled out globally and is progressing well.
From fiscal 26, we aim to sustainably deliver c.$3 billion in free cash flow per annum, with further increases expected as business performance improves. We expect this to be supported by positive operating leverage from fiscal 26, reduced capital expenditure (down from around 7.7% of net sales in fiscal 25 to a mid-single-digit percentage over three years), and improvements in working capital, particularly in receivables and stock, including opportunities on maturing stock without compromising long-term growth.
This transformation is not just about cost efficiency, it is about enabling better, faster growth. Our operating model changes are designed to enhance Diageo’s global agility by leveraging our scale more effectively, sharpening investment priorities, and accelerating decision-making. These efforts are closely linked to our internal drive to embed a mindset of everyday productivity across the organisation.
We expect to deliver approximately c.$625 million in cost savings over the next three years through efficiencies in A&P, overheads, supply chain, and trade investment. Around c.50% of these savings are expected to contribute to operating profit, with the remaining c.50% reinvested in growth areas such as digital and commercial capabilities.
We expect to be well within the leverage target range of 2.5-3.0x net debt to adjusted EBITDA no later than fiscal 28, which will provide much more financial flexibility. We intend to deliver this through a combination of organic growth and positive operating leverage, combined with tighter capital discipline, and appropriate and selective disposals over the coming years.

24	Diageo Form 20-F 2025
BUSINESS REVIEW
Our global reach
Our regional profile maximises the opportunity for growth in our sector. Where our products are sold each market is accountable for its own performance and driving growth.

% share of reported net sales by region(1)(2)
Europe
24%
North America
40%
Latin America and Caribbean
9%
Asia Pacific
18%

US Spirits
Diageo Beer Company (DBC) USA
Canada
Other (principally Travel
Retail)

Brazil
Mexico
CCA (Central America and Caribbean)
Andean
South LAC
Other (principally Travel Retail)

East Africa
South-West-Central Africa
Other
Africa
9%

India
Greater China
Australia
South East Asia
North Asia
Travel Retail Asia

Great Britain
Southern Europe
Northern Europe
Ireland
Türkiye
Eastern Europe
Other (principally Travel Retail)
MENA
(1) The above map is intended to illustrate general geographic regions where Diageo has a presence and/or in which its products are sold. It is not intended to imply that Diageo has a presence in and/or that its products are sold in every country or territory within a geographic region.
(2) Based on reported net sales for the year ended 30 June 2025. Does not include corporate net sales of $135 million (2024 – $123 million).

Fiscal 25	North America	Europe	Asia Pacific	Latin America and Caribbean	Africa
Volume (EU million)	49.5	48.9	77.7	22.9	31.1
Reported net sales(1) ($ million)	7,973	4,821	3,635	1,847	1,834
Reported operating profit(2) ($ million)	2,222	823	890	509	283
Operating profit before exceptional items(3) ($ million)	3,053	1,302	930	528	283
Water efficiency index, percentage change compared to fiscal 20 baseline	5%	(17)%	(45)%	(18)%	(20)%
Percentage change in total direct and indirect greenhouse gas emissions (market/net based) compared to fiscal 22 baseline	(23)%	13%	(38)%	(62)%	(45)%
Average number of employees(4)	3,243	10,608	8,634	4,408	2,967
(1)Excluding corporate net sales of $135 million (2024 – $123 million).
(2)Excluding net corporate operating costs of $392 million (2024 – $366 million).
(3)Excluding exceptional operating charges of $1,369 million (2024 – $56 million) and net corporate operating costs of $392 million (2024 – $366 million).
(4)Employees have been allocated to the region where they live.

25	Diageo Form 20-F 2025
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
current needs, and, in the beer and spirit categories, we have undertaken activities to increase our production capacity to address our anticipated future demand.
The major facilities owned by Diageo with locations, principal activities, and products are presented in the table below as of 30 June 2025.

Location	Principal activities	Products
United Kingdom	distilling, bottling, warehousing, coopering	beer, scotch, gin, vodka, rum, ready-to-drink, non-alcoholic
Ireland	distilling, brewing, bottling, warehousing	beer, liqueur, Irish whiskey, non-alcoholic
Southern Europe	distilling, bottling, warehousing	vodka, rum, ready-to-drink, non-alcoholic
Türkiye	distilling, bottling, warehousing	raki, vodka, gin, liqueur, wine
North America	distilling, bottling, warehousing	vodka, gin, rum, Canadian whisky, US whiskey, ready-to-drink
Brazil	distilling, bottling, warehousing	cachaça, vodka, ready-to-drink
Mexico	distilling, bottling, warehousing	tequila
East Africa	distilling, brewing, bottling, warehousing	beer, rum, vodka, gin, whisky, brandy, liqueur, ready-to-drink, bottled in East Africa (scotch)
South-West- Central Africa	distilling, brewing, bottling, warehousing	beer, rum, vodka, gin, ready-to-drink
India	distilling, bottling, warehousing	rum, vodka, Indian whisky, gin, brandy, bottled in India (scotch)
Australia	distilling, bottling, warehousing	rum, vodka, gin, ready-to-drink
Greater China	distilling, warehousing	Chinese whisky, Chinese white spirits

For more details about our capital investments please see page 226.
Our route to consumer
We have five different routes to consumer models across our business.
Most of the regions employ four of the five high-level models defined below; however, how each model operates in certain countries will vary, as will the percentage of net sales delivered through the respective models in each market.
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
Direct to Store
Diageo sells and delivers directly to end outlets rather than via a central purchasing customer as in the Modern Trade model. This model is less common than the other models. For example, it is used in
Ireland for beer distribution.

26	Diageo Form 20-F 2025
BUSINESS REVIEW continued
North America
North America is the largest market for Diageo and represents over one-third of our net sales. We have a well-positioned portfolio of brands that leans into premiumisation and high-growth categories such as tequila. Our strategy is focused on accelerating sustainable growth through data-led insights, targeted investment and excellence in innovation and our route to market.

Key financials	2024	Exchange	Acquisitions and disposals	Organic movement	Other(1)	2025	Reported movement
	$ million	$ million	$ million	$ million	$ million	$ million	%
Net sales	7,908	(10)	(41)	116	—	7,973	1
Marketing	1,627	—	(1)	(10)	—	1,616	(1)
Operating profit before exceptional items	3,236	(149)	(40)	9	(3)	3,053	(6)
Exceptional operating items(2)	(197)					(831)
Operating profit	3,039					2,222	(27)

Markets	Organic volume movement	Organic net sales movement	Reported volume movement	Reported net sales movement
	%	%	%	%
North America(3)	(0.8)	1.5	(1.2)	0.8
US Spirits(3)	(1.3)	1.6	(1.8)	1.0
DBC USA(4)	2.6	4.8	2.7	4.9
Canada(3)	(3.2)	(0.9)	(3.3)	(3.7)
(1) Fair value remeasurements. For further details see page 33.
      (2)For further details on exceptional operating items see pages 33 and 158-160.
      (3)Reported volume movement includes impacts from acquisitions and/or disposals. For further details see pages 213-220.
      (4) Certain spirits-based ready to drink products in certain states are distributed through DBC USA and those net sales are captured within DBC USA.
Key financials:
Reported net sales grew 0.8%, mainly driven by organic growth which was partly offset by the impact of the Cîroc transaction.(5) Organic net sales grew 1.5%, with growth in US Spirits and Diageo Beer Company
(DBC USA) offset by a slight decline in Canada. Volume declined 0.8%, with a slight decline in US Spirits and Canada offsetting positive growth in DBC USA, which was offset by positive price/mix of 2.3%.
Organic operating profit grew 0.3%, with marketing and supply efficiencies and productivity savings partially offset by increased overheads cost. Marketing spend which was targeted behind growth drivers, Don Julio and Crown Royal Blackberry, reduced by 0.7% through efficiencies. Operating margin of 38.3%, decreased 42bps organically.
Excluding the impact of the Cîroc transaction,(5) organic net sales grew
0.8% and organic operating profit declined 0.4%.
US Spirits highlights(6):
Overall US Spirits net sales grew 1.6%, with positive price/mix of 2.9%
offset by slight volume decline. Overall shipment growth was 1.6 percentage points ahead of depletions growth, with some variations across brands. US Spirits shipments grew ahead of depletions growth as distributors replenished inventory in particular of Don Julio and Crown
Royal. We believe overall distributor inventory levels at the end of fiscal 25 remain appropriate for the current consumer environment and in line with historical levels.
Tequila net sales grew 16.9%, driven by Don Julio, in particular strong growth in Don Julio Reposado, partially offset by a decline in
Casamigos. Don Julio net sales grew 41.9%, growing both spirits industry and tequila category share, driven by the brand's cultural relevance and successful activation. Don Julio shipments grew ahead of depletions growth of 36% as distributors replenished inventory to levels we believe appropriate to accommodate strong consumer demand.
Casamigos net sales declined 18% as a result of increased category competition driving lower demand.
Crown Royal whisky net sales grew 3.8%, primarily driven by continued
strong consumer demand for Crown Royal Blackberry, launched in the second half of fiscal 24. The innovation supported recruitment of consumers into spirits, the category and the Crown Royal trademark.
Buchanan's net sales declined 26.0%, as the trademark lapped innovation inventory build on Buchanan’s Pineapple in the prior year.
Depletions declined 13%. Buchanan’s scotch variants held share of the overall scotch category.
Johnnie Walker net sales declined 10.6%, due to overall scotch category weakness. The Johnnie Walker trademark gained share of the scotch category and held share of total spirits, led by Johnnie Walker
Black Label and Johnnie Walker Red Label.
Vodka net sales declined 4.5%, due to increased competition in the category from RTD formats and overall category weakness. While
Smirnoff lost category share, Ketel One gained share.
Captain Morgan net sales declined 9.3%, due to rum category
weakness. The primary Captain Morgan variant, Captain Morgan
Original Spiced, gained share of the category.
Bulleit whiskey net sales declined 7.3%. Bulleit held its share of US spirits but lost category share due to increased competition in the US whiskey category.
(5) On 7 April 2025, Diageo entered into a strategic partnership with Main Street Advisors. As part of the transaction, Diageo transferred its majority ownership interest in Cîroc in North America in exchange for interest in
Lobos 1707 Tequila globally. The transaction was completed in June 2025. As a result, Cîroc in North America is no longer consolidated in the group’s financial statements and is now accounted for as an investment in associate.
(6) Spirits brands and categories excluding cocktails, which includes ready to drink, ready-to-serve and non-alcoholic variants, except where noted.

27	Diageo Form 20-F 2025
Rest of North America
DBC USA net sales grew 4.8%, driven by strong growth in Guinness variants including Guinness Draught, Guinness Extra Stout, and
Guinness 0.0. Growth in innovations including Captain Morgan Sliced,
Smirnoff Sunny Days, and Smirnoff Shorties was partially offset by softer Smirnoff Ice performance.
Canada net sales declined 0.9%, reflecting a weaker spirits category amid a challenging regulatory and operational backdrop which was partially offset by strong growth in Guinness.

28	Diageo Form 20-F 2025
BUSINESS REVIEW continued
Europe
Europe is a diverse region with a trend-leading on-trade channel and tourism hotspots, all of which offer a strong platform for the development of our premium brands. It is also home to Diageo's biggest beer business and a stronghold for Guinness. We hold a leadership position across major categories and markets.

Key financials	2024	Exchange	Acquisitions and disposals	Organic movement	Other(1)	Hyperinflation (2)	2025	Reported movement
	$ million	$ million	$ million	$ million	$ million	$ million	$ million	%
Net sales	4,804	(12)	(24)	15	—	38	4,821	—
Marketing	873	11	(5)	16	—	3	898	3
Operating profit before exceptional items	1,379	(34)	(10)	(32)	(14)	13	1,302	(6)
Exceptional operating items(3)	(122)						(479)
Operating profit	1,257						823	(35)

Markets	Organic volume movement	Organic net sales movement	Reported volume movement	Reported net sales movement
	%	%	%	%
Europe(4)	(4.3)	0.3	(4.7)	0.4
Great Britain(4)	(0.9)	3.5	(0.8)	6.7
Southern Europe(4)	(6.3)	(6.0)	(8.2)	(7.0)
Ireland(4)	0.1	5.5	0.3	7.0
Northern Europe(4)	(14.0)	(13.9)	(14.4)	(13.2)
Türkiye(4)	(3.7)	20.9	(3.8)	4.6
Eastern Europe(4)	1.5	1.1	1.7	2.9
MENA	1.8	2.3	1.9	2.5
(1) Fair value remeasurements. For further details see page 33.
      (2) See pages 154 and 214-215 for details on hyperinflation adjustments.
      (3) For further details on exceptional items see pages 33 and 158-160.
      (4) Reported volume movement includes impacts from acquisitions and/or disposals. For further details see page 213-220.
Key financials:
Reported net sales grew 0.4% broadly in line with organic net sales, which increased 0.3%. Volume decline of 4.3% was offset by price/mix up 4.5%. Growth in Türkiye, Great Britain and Ireland was mostly offset by Northern Europe and Southern Europe. Favourable price/mix in
Guinness in Great Britain and Ireland, coupled with Türkiye pricing adjustments in response to inflation helped overall price/mix.
Organic operating profit declined 2.5%, driven by the global Premier
League partnership and increased investment in technology, this was partially offset by positive price, largely driven by Türkiye. Marketing investment grew 1.9%, ahead of organic sales growth, supporting strong Guinness growth in Great Britain, Ireland and Eastern Europe.
Operating margin of 27.0%, decreased 80bps organically.
Market highlights:
Great Britain net sales grew 3.5%, driven by double-digit organic net sales growth in Guinness despite temporary supply constraints. This was partially offset by a mid-single-digit decline in spirits net sales due to overall category weakness. In spirits, a continued focus on tequila delivered strong growth, particularly in Casamigos. Guinness gained category share in both the on-trade and off-trade channels, supported by effective brand building, the Premier League partnership and very strong momentum in Guinness 0.0. Notably, Guinness 0.0 is now the #1
non-alc beer in Great Britain and is the fastest growing non-alc beer.(5)
Following a period of decline, RTD net sales were broadly flat, resulting from a number of initiatives implemented to stabilise demand.
Southern Europe net sales declined 6.0%, due to performance in France which was adversely impacted by the transition to a new distribution model, and a broader decline in the spirits category. Diageo transitioned distribution of its malts and luxury brands in March 2024 from its joint venture with Moët Hennessy to direct distribution by Diageo France with the remaining brands moved in January 2025. Despite category challenges in the wider market, our market share of spirits grew, led by Johnnie
Walker and Don Julio and supported by strong activation.
Ireland net sales grew 5.5%, driven by the continued growth of Guinness.
Strong share gain in the on-trade in Guinness was supported by effective brand building and the continued roll-out of Guinness 0.0 Draught which is now in more than 2,300 on-trade outlets. The market also delivered market share gain in spirits and TBA in a declining environment, supported by strong in-market execution.
Northern Europe net sales declined 13.9%, primarily driven by strategic scotch pricing in Germany which negatively impacted performance.
While the overall spirits category remained challenging, share gains were delivered across key categories including gin, rum, tequila and liqueurs.
Türkiye net sales grew 20.9%, primarily driven by pricing adjustments in response to inflation. This resulted in a 3.7% volume decline, mainly in raki, as tight monetary policy and stagnant minimum wages slowed consumption. Despite the challenging environment, Johnnie Walker,
Gordon's and Baileys delivered strong double-digit volume and organic net sales growth, supported by focused investment and targeted pricing actions.
Rest of Europe net sales declined 0.4%, growth was impacted by the volatile environment influenced by political conflicts in the region which has impacted consumers; this was largely offset by strong
Guinness performance in Eastern Europe and tequila in MENA. A dedicated MENA market was established at the end of fiscal 24 to capture long-term growth opportunities across the region.
(5) RSV R12M Nielsen (14/06/2025)/CGA (17/05/2025).

29	Diageo Form 20-F 2025
Asia Pacific
In Asia Pacific, our focus is to grow in both developed and emerging markets across our entire portfolio. We manage our portfolio to meet the demands of the growing middle class, and aim to inspire our consumers to drink better, not more.

Key financials	2024	Exchange	Acquisitions and disposals	Organic movement	2025	Reported movement
	$ million	$ million	$ million	$ million	$ million	%
Net sales	3,817	(41)	(21)	(120)	3,635	(5)
Marketing	651	—	(5)	(16)	630	(3)
Operating profit before exceptional items	1,063	(11)	(7)	(115)	930	(13)
Exceptional operating items(1)	375				(40)
Operating profit	1,438				890	(38)

Markets	Organic volume movement	Organic net sales movement	Reported volume movement	Reported net sales movement
	%	%	%	%
Asia Pacific(2)	3.9	(3.2)	3.7	(4.8)
India	5.1	7.1	5.1	4.6
Greater China(2)	8.4	(9.0)	8.5	(8.9)
Australia(2)	(2.4)	(6.9)	(2.4)	(7.8)
South East Asia(2)	(3.7)	(7.0)	(3.6)	(6.0)
Travel Retail Asia(2)	(8.7)	(24.3)	(8.5)	(23.3)
North Asia(2)	(7.3)	0.9	(13.2)	(10.4)
  (1) For further details on exceptional items see pages 33 and 158-160.
    (2) Reported volume movement includes impacts from acquisitions and/or disposals. For further details see pages 213-220.
Key financials:
Reported net sales declined 4.8%, due to organic net sales decline, the disposal of Windsor and unfavourable foreign exchange. Organic net sales declined by 3.2%, due to continued macroeconomic challenges, notably in China and South East Asia, category pressure in Travel Retail
Asia and the transition to a licence brewing model for Guinness in
Australia and New Zealand. This was partially offset by India where performance was strong, supported by good volume growth.
Organic operating profit declined 11.0%, driven by adverse market and category mix, particularly the decline in Travel Retail Asia. Marketing investment declined 2.5%, largely driven by reduced investment in
China, which was partially offset by increased spend in India.
Operating margin of 25.6%, decreased 223bps organically.
Market highlights:
India net sales grew 7.1%, driven by strong volume growth in the
Prestige & Above segment supported by positive price/mix, and business re‑commencing in the state of Andhra Pradesh after a five-
year hiatus. Double-digit growth in Black & White, Signature and Royal
Challenge stood out along with positive growth in McDowell's.
Greater China net sales declined 9.0%, resulting from challenging macroeconomic conditions. In response to the consumer environment there was a deliberate strategic portfolio shift towards white spirits and lower aged malts, which supported strong volume growth and market share gain in international spirits, but resulted in negative price/mix. Chinese white spirits was adversely impacted by lapping strong double-digit growth due to last year's inventory restocking and reduced consumption occasions across the baijiu category.
Australia net sales declined 6.9%, reflecting softness in Johnnie Walker and in RTDs. This was partially offset by strong Guinness performance in the first half. In the second half, Diageo transitioned its beer route-
to-market to a licence brewing model, a strategic shift to support the long-term growth of Guinness in the market.
South East Asia net sales declined 7.0%, mainly due to a double-digit decline in Vietnam where performance was adversely impacted by a route‑to‑market transformation implemented in response to evolving local market dynamics.
North Asia net sales grew 0.9%, driven by strong performance in Japan offset by a decline in Korea given overall market weakness. Growth in
Japan was underpinned by the launch of Johnnie Walker Black Ruby and the stabilisation of Johnnie Walker Black Label in the on and off-
trade.
Travel Retail Asia net sales declined 24.3%, due to softer consumption and continued retail inventory destocking. Despite this, the business gained share, driven by the Johnnie Walker portfolio and Don Julio.

30	Diageo Form 20-F 2025
BUSINESS REVIEW continued
Latin America and Caribbean
In Latin America and Caribbean (LAC), we are aiming to increase our market share through focused consumer-
centric delivery across core categories including whiskey, gin, tequila and vodka. We do this through targeted marketing investment in consumer-focused occasions where traditionally non-spirit TBA products have had a strong presence.

Key financials	2024	Exchange	Acquisitions and disposals	Organic movement	Hyperinflation (1)	Other(2)	2025	Reported movement
	$ million	$ million	$ million	$ million	$ million	$ million	$ million	%
Net sales	1,839	(179)	3	167	17	—	1,847	—
Marketing	306	(35)	—	26	7	—	304	(1)
Operating profit before exceptional items	502	(61)	(7)	63	1	30	528	5
Exceptional operating items(3)	—						(19)
Operating profit	502						509	1

Markets	Organic volume movement	Organic net sales movement	Reported volume movement	Reported net sales movement
	%	%	%	%
Latin America and Caribbean	3.2	9.2	3.6	0.4
Brazil	3.8	18.0	3.8	4.1
Mexico	(4.3)	5.4	(4.3)	(7.3)
CCA	7.3	6.4	7.5	6.9
Andean(4)	23.2	21.5	32.9	12.9
South LAC(4)	(2.9)	(6.3)	(2.9)	(14.1)
(1) See pages 154 and 214-215 for details on hyperinflation adjustments.
      (2)Fair value remeasurements. For further details see page 33.
      (3) For further details on exceptional items see pages 33 and 158-160.
      (4) Reported volume movement includes impacts from acquisitions and/or disposals. For further details see pages 213-220.
Key financials:
Reported net sales grew 0.4%, with unfavourable foreign exchange almost fully offsetting strong organic growth. Organic net sales grew
9.2%, with volume up 3.2% and price/mix growth of 6.0%. Price/mix benefitted from favourable comparatives given lapping prior year promotion activity and effective pricing in Brazil due to
premiumisation. We believe that inventory levels at the end of fiscal
25 remain at an appropriate level for the current consumer
environment.
Organic operating profit increased 11.7%, driven by productivity savings, pricing in Brazil, positive mix and reduced levels of promotional spend. Marketing investment increased 8.7% and was focused on core brands. Operating margin of 28.6%, increased 68bps organically.
Market highlights:
Brazil net sales grew 18.0%, driven by volume growth and positive price/mix. This strong performance reflects premiumisation and strategic pricing actions, supported by a more stable consumer environment and targeted investment. Growth was led by scotch, particularly Johnnie Walker and Old Parr, supported by both positive volume and price/mix. Brazil is a key strategic market for RTDs, with
Smirnoff driving strong growth through targeted investment and strong in-market execution.
Mexico net sales grew 5.4%, as the consumer environment began to stabilise over the year, though momentum remained subdued. Growth was largely driven by Don Julio, primarily reflecting the lapping of significant promotional activity in the prior year and suppressed volume. This was partially offset by a decline in whisky, mainly
Buchanan's.
CCA net sales grew 6.4%, given favourable scotch and tequila performance.
Andean (Colombia and Venezuela) net sales increased 21.5%, mainly due to Buchanan's and Old Parr, as a result of market stabilisation.
South LAC (Argentina, Bolivia, Chile, Ecuador, Paraguay, Peru and
Uruguay) net sales declined 6.3%, driven by the volatile
macroeconomic and the weakening consumer environment adversely impacting consumption. Despite the challenging environment, the market delivered market share gain.

31	Diageo Form 20-F 2025
Africa
In Africa, we manage an exciting TBA portfolio. With a growing emphasis on premiumisation, we're focusing on
Scotch, vodka, gin, and tequila alongside a vibrant local spirits portfolio. We hold a leading position in premium beer in many countries with Guinness and are expanding our footprint in the ready-to-drink category.

Key financials	2024	Exchange	Reclassification (1)	Acquisitions and disposals	Organic movement	Hyperinflation (2)	2025	Reported movement
	$ million	$ million	$ million	$ million	$ million	$ million	$ million	%
Net sales	1,778	121	(67)	(146)	150	(2)	1,834	3
Marketing	205	8	—	(13)	(8)	—	192	(6)
Operating profit before exceptional items	131	59	—	37	59	(3)	283	116
Exceptional operating items(3)	—						—
Operating profit	131						283	116

Markets	Organic volume movement	Organic net sales movement	Reported volume movement	Reported net sales movement
	%	%	%	%
Africa(4)	3.7	10.5	(3.1)	3.1
East Africa	2.0	0.1	0.0	0.1
SWC Africa(4)(5)	6.1	15.8	25.8	26.6
(1) Reclassification between net sales and cost of goods sold to accurately reflect the impact of a route-to-market change in Africa.
(2) See pages 154 and 214-215 for details on hyperinflation adjustments.
(3) For further details on exceptional items see pages 33 and 158-160.
(4) Reported volume movement includes impacts from acquisitions and/or disposals. For further details see pages 213-220.
(5) Reported volume and reported net sales movements do not include the Guinness Nigeria PLC disposal.
Key financials:
Reported net sales grew 3.1%, with strong organic net sales growth partly offset by a reclassification as a result of route-to-market change. Organic net sales grew 10.5%, with growth across all markets, most notably, double-digit growth in Ghana, South Africa and
Tanzania. Volume grew 3.7% and price/mix grew 6.9%, with the latter mainly due to pricing and premiumisation through East Africa.
Organic operating profit grew 27.7% driven by the positive impact of pricing. Marketing investment declined by 4.4% due to efficiencies and change in portfolio and marketing mix. Operating margin of 15.4%, increased 232bps organically.
Market highlights:
East Africa net sales grew 7.0%, with growth delivered across Kenya,
Uganda and Tanzania. Performance was driven by strong growth in beer, rum, and scotch, partially offset by declines in gin and vodka.
Beer delivered strong single-digit growth, led by local brands,
Serengeti and White Cap, as well as Guinness. Performance in rum was driven by local flavour innovation on Kenya Cane. The transition to an independent route-to-market for premium-plus-spirits supported double-digit growth in Johnnie Walker.
SWC Africa (South, West and Central Africa) net sales grew 15.8%, driven by double-digit organic volume and net sales growth in Ghana supported by an improving macroeconomic environment. Double-digit growth in Malta Guinness and Guinness was the result of increased distribution and favourable pricing. Strong growth in Gordon's led to share gains in the gin category in South Africa, following the change in the route-to-market. This was partially offset by softness in Johnnie
Walker, attributed to increased competition. In the second half of the fiscal year, a route-to-market change was implemented on Smirnoff
RTDs in South Africa, to unlock growth in one of the fastest growing
TBA categories.

32	Diageo Form 20-F 2025
Business review continued
Category and brand review
For the year ended 30 June 2025
Key categories

	Organic volume movement(1) %	Organic net sales movement %	Reported net sales movement %	Reported net sales by category %
Spirits(2)	—	—	(2)	76
Scotch	(2)	(4)	(7)	22
Tequila	15	18	17	13
Vodka(3)(4)	(4)	(5)	(9)	8
Canadian whisky	5	3	3	7
Rum(4)	(3)	(5)	(7)	5
Liqueurs	(7)	(4)	(4)	5
Gin(4)	(1)	(4)	(11)	4
IMFL whisky	7	10	8	4
Chinese white spirits	5	(8)	(8)	3
US whiskey	(8)	(9)	(9)	2
Beer	6	10	10	18
Ready to drink	4	2	—	4
Key brands(5)

	Organic volume movement(6) %	Organic net sales movement %	Reported net sales movement %
Johnnie Walker	(3)	(5)	(7)
Don Julio	41	38	37
Guinness	14	13	12
Crown Royal	4	3	3
Smirnoff	(3)	(5)	(6)
Baileys	(1)	(4)	(3)
Captain Morgan	(3)	(6)	(6)
Casamigos(7)	(16)	(16)	(16)
Shui Jing Fang(8)	5	(8)	(8)
McDowell's	2	7	4
(1)Organic equals reported volume movement except for spirits (1)%, vodka (5)%, liqueurs (8)%, gin (2)%, beer 3%, and ready to drink (2)%.
(2)Spirits brands excluding ready to drink and non-alcoholic variants.
(3)Vodka includes Ketel One Botanical.
(4)Vodka, rum and gin include IMFL variants.
(5)Brands excluding ready to drink, non-alcoholic variants and beer except Guinness.
(6)Organic equals reported volume movement, except for Guinness 11%, Baileys (2)% and Captain Morgan (4)%.
(7)Casamigos trademark includes both tequila and mezcal.
(8)Growth figures represent total Chinese white spirits of which Shui Jing Fang is the principal brand.

F-9	Diageo Form 20-F 2025
Group financial review
Business review (continued)
Corporate
Performance 2025
Sales and net sales
Corporate net sales principally arise from visitor centers and the global licensing of Diageo brands and trademarks. Corporate net sales were $135 million in the year ended 30 June 2025, an increase of $12 million. Net sales were favorably impacted by an organic increase of $10 million as well as by $2 million exchange rate movement gain.
Operating costs
Corporate operating costs comprise central costs, including finance, marketing, corporate relations, human resources and legal, as well as certain information systems, facilities and employee costs that are not allocable to the geographical segments or to the Supply
Chain and Procurement. Operating costs were $392 million in the year ended 30 June 2025 increased by $26 million compared to operating costs of $366 million in the year ended 30 June 2024. The $22 million increase in costs in the year ended 30 June 2025 was principally a result of D&T Voyager cost increase, as well as unfavorable exchange rate movement of $4 million.
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
Chain and Procurement. Operating costs were $366 million in the year ended 30 June 2024 an decrease of $31 million compared to operating costs of $397 million in the year ended 30 June 2023. The $31 million decrease in costs in the year ended 30 June 2024 was principally a result of favorable exchange rate movements of $22 million.

33	Diageo Form 20-F 2025
Group financial review
Group financial review
Key financials - certain line items

	30 June 2024	Exceptional operating items (c)	Exchange (a)	Acquisitions and disposals (b)	Organic movement(1)	Fair value remeasurement (d)	Reclassification(2)	Hyperinflation(1)	30 June 2025
	Reported								Reported
Year ended 30 June 2025	$ million	$ million	$ million	$ million	$ million	$ million	$ million	$ million	$ million
Sales	27,891	—	(283)	(264)	570	—	—	50	27,964
Excise duties	(7,622)	—	164	35	(232)	—	(67)	3	(7,719)
Net sales	20,269	—	(119)	(229)	338	—	(67)	53	20,245
Cost of sales	(8,071)	(18)	(88)	180	(114)	30	67	(58)	(8,072)
Gross profit	12,198	(18)	(207)	(49)	224	30	—	(5)	12,173
Marketing	(3,691)	—	17	24	(2)	—	—	(10)	(3,662)
Other operating items	(2,506)	(1,407)	(10)	(2)	(260)	(17)	—	26	(4,176)
Operating profit	6,001	(1,425)	(200)	(27)	(38)	13	—	11	4,335
Other line items:
Non-operating items	(70)								(220)
Taxation (e)	(1,294)								(999)
(1) For the definition of organic movement and hyperinflation, see pages 213-220.
(2) Reclassification between net sales and cost of goods sold to accurately reflect the impact of a route-to-market change in Africa.
(i) Reported figures in the table above have been extracted from the condensed consolidated income statement for the years ended 30 June 2024 and 30 June 2025.
(ii)Acquisitions and disposals, organic movement, fair value remeasurement, reclassification and hyperinflation figures have been calculated at the prior period weighted average exchange rates.
(a) Exchange
The impact of movements in exchange rates on reported figures for operating profit was principally due to the weakening of the Mexican peso, the Turkish lira and the Brazilian real, partially offset by the strengthening of the sterling against the US dollar.
The effect of movements in exchange rates and other movements on profit before exceptional items and taxation for the year ended 30
June 2025 is set out in the table below.

Gains/(losses) $ million
Translation impact	4
Transaction impact	(204)
Operating profit before exceptional items	(200)
Net finance charges – translation impact	(69)
Net finance charges – transaction impact	70
Net finance charges(1)	1
Associates – translation impact	2
Profit before exceptional items and taxation	(197)
(1) For more information about Finance income and charges please see page 161.

	Year ended	Year ended
	30 June 2025	30 June 2024
Exchange rates
Translation $1 =	£0.77	£0.80
Transaction $1 =	£0.80	£0.82
Translation $1 =	€0.92	€0.93
(b) Acquisitions and disposals
The acquisitions and disposals movement in the year ended 30 June
2025 was primarily attributable to the acquisition of Ritual Beverage
Company LLC, the disposals of the Pampero brand and the Cacique brand, the new Cîroc contractual arrangement in North America and the disposal of Guinness Nigeria PLC.

See pages 166-169 for further details.
(c) Exceptional items
In the year ended 30 June 2025, exceptional operating items were a charge of $1,369 million due to impairment of investments in associates and other investments, brands, tangible fixed assets, other assets and other related charges ($910 million), charges for the
Accelerate programme, that includes supply chain agility programme
($225 million), the distribution model change in France ($145 million), various dispute and litigation matters ($51 million) and the reversal of rum cover-over income ($38 million). In the year ended 30 June 2024, exceptional operating items were a gain of $56 million, mainly driven by a net gain of $224 million due to impairment reversal, various dispute and litigation matters (a charge of $107 million) and the supply chain agility programme (a charge of $61 million).
In the year ended 30 June 2025, exceptional non-operating items were a loss of $220 million, mainly driven by the loss on the sale of Guinness
Nigeria PLC ($125 million) and loss on the prospective sale of Guinness
Ghana Breweries PLC ($114 million). In the year ended 30 June 2024, exceptional non-operating items were a loss of $70 million, mainly driven by the loss on the sale of the Windsor business in Korea ($58 million).
In the year ended 30 June 2025, exceptional finance income was in relation to borrowing costs capitalised of $58 million in respect of purchases of property, plant, equipment and computer software in the prior years.

See pages 158-160 for further details.
(d) Fair value remeasurement
In the year ended 30 June 2025, the adjustment to cost of sales of a gain of $13 million reflects the elimination of fair value changes for biological assets in respect of growing agave plants for the production of tequila (2024 – $17 million loss). The adjustments to marketing and other operating expenses of a gain of $139 million were the elimination of fair value changes to contingent consideration liabilities and earn-out arrangements in respect of prior year acquisitions (2024 – $156 million gain).

34	Diageo Form 20-F 2025
GROUP FINANCIAL REVIEW continued
(e) Taxation
In the year ended 30 June 2025, Diageo changed the definition of the reported tax rate and the tax rate before exceptional items to exclude the share of after-tax results of associates and joint ventures from profit before tax, as this represents post-tax profit, hence is considered as a non-essential factor of the calculation. The presentation of the tax rate after exceptional items and the tax rate before exceptional items for the year ended 30 June 2024 has been aligned to this new definition.
On this new basis, the reported tax rate for the year ended 30 June 2025 was 29.9% compared with 25.6% for the year ended 30 June 2024.
Included in the tax charge of $999 million in the year ended 30 June
2025 is a net exceptional tax credit of $214 million, including an exceptional tax credit of $138 million in relation to brand impairments and tangible fixed assets, a tax credit of $46 million in respect of restructuring programmes, a tax credit of $36 million in respect of
Diageo's agreement with LVMH on the termination of their joint operation in France, and a tax credit of $12 million in respect of various dispute and litigation matters in North America, partially offset by $15 million tax charge in respect of capitalised borrowing costs and
$3 million tax charge in respect of sale of businesses and brands.
Included in the tax charge of $1,294 million in the year ended 30 June
2024 is a net exceptional tax charge of $24 million, including an exceptional tax charge of $95 million in relation to the reversal of the
Shui Jing Fang brand impairment charge, partly offset by a tax credit of
$19 million in respect of the Chase brand impairment and the related tangible fixed assets, a tax credit of $13 million comprised of brand impairments in the US ready-to-drink portfolio, a tax credit of $23 million in relation to various dispute and litigation matters in North America and a tax credit of $15 million in respect of the supply chain agility programme.
The tax rate before exceptional items for the year ended 30 June 2025 was 24.9% compared with 25.1% for the year ended 30 June 2024.
We expect the tax rate before exceptional items for the year ending 30
June 2026 to be in the region of 25%.
(f) Dividend
The group aims to maximise its return of capital to shareholders each year. The decision in respect of the dividend is made with reference to the dividend policy for the respective period that includes current performance trends, including sales, profit after tax and cash generation. Diageo aims for dividend cover (the ratio of basic earnings per share before exceptional items to dividend per share) within the range of 1.8-2.2 times. For the year ended 30 June 2025, dividend cover was 1.6 times (2024 – 1.7 times). The group will keep future returns of capital, including dividends, under review to ensure Diageo’s capital is allocated in the best way to maximise value for the business and its stakeholders.
Subject to approval by shareholders, the final dividend of 62.98 cents per share (2024 – 62.98 cents per share) will be paid to holders of ordinary shares and US ADRs on register as of 17 October 2025. The ex-
dividend date is 16 October 2025 for holders of ordinary shares and
17 October 2025 for holders of US ADRs. Holders of ordinary shares will receive their dividends in sterling unless they elect to receive their dividends in US dollars by 7 November 2025. The dividend per share in pence to be paid to ordinary shareholders will be announced on
20 November 2025 and will be determined by the actual foreign exchange rates achieved by Diageo buying forward contracts for sterling currency, entered into during the three trading days preceding the sterling equivalent announcement of the final dividend. The final dividend, once approved by shareholders, will be paid to both holders of ordinary shares and US ADRs on 4 December 2025. A dividend reinvestment plan is available to holders of ordinary shares in respect of the final dividend and the plan notice date is 7 November 2025.
Movements in net borrowings and equity
Movements in net borrowings

	2025	2024
	$ million	$ million
Net borrowings at the beginning of the year	(21,017)	(19,582)
Free cash flow (1)	2,748	2,609
Movements in loans, other investments and other financial assets	(195)	(47)
Acquisitions (2)	(35)	(6)
Investment in associates (2)	(84)	(133)
Sale of businesses and brands (3)	143	87
Share buyback programme	—	(987)
Net sale of own shares for share schemes	15	21
Net sale/(purchase) of treasury shares in respect of subsidiaries	8	(10)
Dividend paid to non-controlling interests	(138)	(117)
Net movements in bonds (4)	1,527	558
Purchase of shares of non-controlling interests (5)	(9)	(223)
Net movements in other borrowings (6)	(629)	(106)
Equity dividend paid	(2,298)	(2,242)
Unclaimed dividends and share forfeiture	30	—
Net increase/(decrease) in cash and cash equivalents	1,083	(596)
Net increase in bonds and other borrowings	(898)	(453)
Exchange differences (7)	(921)	(199)
Other non-cash items	(101)	(187)
Net borrowings at the end of the year	(21,854)	(21,017)
(1) See page 217 for the analysis of free cash flow.
(2) On 24 September 2024, Diageo completed the acquisition of, and paid $23 million, net of cash acquired, for the remaining issued share capital of Ritual Beverage Company LLC (owner of Ritual Zero Proof non-alcoholic spirits brand), that it did not already own. On 19 June
2025, Diageo announced that it acquired a controlling stake in Nao
Spirits & Beverages Private Limited. In the year ended 30 June 2024,
Diageo paid $6 million in respect of prior year acquisitions. In the years ended 30 June 2025 and 30 June 2024, investment in associates included additional investments in a number of Distill Ventures associates.
(3) In the year ended 30 June 2025, sale of businesses and brands included the disposal of the Cacique brand for a net cash
consideration, net of disposal costs, of $67 million, the disposal of
Guinness Nigeria PLC for a net cash consideration, net of disposal costs, of $53 million and the disposal of the Pampero brand for a net cash consideration, net of disposal costs, of $55 million. In the year ended 30 June 2024, sale of businesses and brands included a net cash consideration, net of disposal costs, of $88 million for the disposal of
Windsor Global Co., Ltd.

35	Diageo Form 20-F 2025
(4) In the year ended 30 June 2025, the group issued bonds of
€2,200 million ($2,452 million – net of discount and fee) consisting of
€700 million ($780 million – net of discount and fee) 3.125% fixed rate notes due 2031, €300 million ($346 million – including issuance premium)
3.125% fixed rate notes due 2031, €700 million ($776 million – net of discount and fee) 3.375% fixed rate notes due 2035, €500 million
($550 million – net of discount and fee) 3.75% fixed rate notes due
2044, $750 million ($748 million – net of discount and fee) 5.125% fixed rate notes due 2030, $750 million ($743 million – net of discount and fee)
5.625% fixed rate notes due 2035 and repaid bonds of $600 million and
€1,600 million ($1,816 million). In the year ended 30 June 2024, the group issued bonds of $1,700 million ($1,690 million – net of discount and fee) consisting of$800 million 5.375% fixed rate notes due 2026,
$900 million 5.625% fixed rate notes due 2033, €500 million ($535 million – net of discount and fee) floating rate notes due 2026) and repaid bonds of $500 million and €1,100 million ($1,167 million).
(5) In the year ended 30 June 2024, Diageo agreed with Combs Wine and Spirits LLC to purchase the remaining 50% of the share capital of
DeLeon Holdco LLC that Diageo did not already own for a total consideration of $223 million, including transaction costs.
(6) In the year ended 30 June 2025, the net movements in other borrowings principally arose from the $479 million repayment of commercial paper and $114 million repayment of lease liabilities. In the year ended 30 June 2024, the net movements in other borrowings principally arose from the increase in commercial paper, collateral and bank loan balances, cash outflows of foreign currency swaps and forwards, and repayment of lease liabilities.
(7) In the year ended 30 June 2025, exchange losses arising on net borrowings of $921 million were primarily driven by unfavourable exchange movements on sterling and euro denominated borrowings and on foreign currency swaps and forwards. In the year ended 30 June
2024, exchange losses arising on net borrowings of $199 million were primarily driven by adverse exchange movements on sterling and euro denominated borrowings and unfavourable movements on cash and cash equivalents, partially offset by favourable movements on foreign currency swaps and forwards.
Movements in equity

	2025	2024
	$ million	$ million
Equity at the beginning of the year	12,070	11,709
Adjustment to 2023 closing equity in respect of hyperinflation in Ghana (1)	—	51
Adjusted equity at the beginning of the year	12,070	11,760
Profit for the year	2,538	4,166
Exchange adjustments (2)	452	(645)
Remeasurement of post-employment benefit plans net of taxation	(2)	(61)
Purchase of shares of non-controlling interests (3)	(7)	(223)
Change in non-controlling interests from sale of business	9	—
Hyperinflation adjustments net of taxation (1)	264	365
Dividend declared to non-controlling interests	(140)	(121)
Equity dividend declared	(2,298)	(2,243)
Share buyback programme	—	(997)
Other reserve movements	292	69
Equity at the end of the year	13,178	12,070
(1) See pages 154 and 214-215 for details on hyperinflation
adjustments.
(2) Exchange movements in the year ended 30 June 2025 primarily arose from exchange gains driven by sterling. Exchange movements in the year ended 30 June 2024 primarily arose from exchange losses driven by the Turkish lira, the Mexican peso, sterling and the euro.
(3) In the year ended 30 June 2024, the purchase of shares of non-
controlling interests of $223 million represented the acquisition of 50%
of DeLeon Holdco LLC's share capital.
Post-employment benefit plans
The net surplus of the group’s post-employment benefit plans increased by $35 million from $717 million at 30 June 2024 to $752 million at 30 June 2025. The increase in net surplus was predominantly attributable to the favourable changes in the discount and inflation rates in the UK and Ireland that was partially offset by the adverse change in the market value of assets held by the post-employment benefit plans in the UK and the experience loss arising from the triennial valuation of the UK post-employment schemes.
Total cash contributions by the group to all post-employment benefit plans in the year ending 30 June 2026 are estimated to be
approximately $45 million.

F-10	Diageo Form 20-F 2025
GROUP FINANCIAL REVIEW continued
Operating results 2024 compared with 2023
For the discussion on our operating results for the year ended 30 June 2023, including certain comparative discussion on our operating results for the years ended 30 June 2023 and 2024, please refer to 'Operating results 2024 compared with 2023' from page
43 in our Annual Report on Form 20-F (File No. 001-10691) filed with the Securities and Exchange Commission on 1 August 2024.

36	Diageo Form 20-F 2025
Spirit of progress
Doing business the right way,
from grain to glass
We manage our business for the long-term, and have always believed that doing business the right way, from grain to glass, builds trust and credibility with our stakeholders. 'Spirit of Progress’ is our action plan to deliver on this commitment. We identify and monitor the most material risks and opportunities for our business, using these insights to shape our strategy and drive change where we can have impact at scale. The plan evolves over time to ensure we focus our resources on the most critical issues aligned with our footprint and areas of influence.
Embed integrity in everything we do
Stand up for human rights

Read more on pages 38-39.
Build and monitor our distinct culture
Protect our people through a robust
health and safety strategy

Read more on pages 40-43.

Doing Business the Right Way is core to our three ‘Spirit of Progress’ priorities
Change the way the world drinks for the
better
Address the harmful use of alcohol and
promote moderation
Responsibly market our products

Read more on pages 44-45.
Preserve the natural resources we all
depend on, building the resilience of our
business and protecting our licence to
operate

Read more on pages 46-57.
Create an environment where everyone
contributes to a better business

Read more on pages 58-59.

37	Diageo Form 20-F 2025
As our stakeholders' expectations and business evolve, so does our assessment of material impacts, risks and opportunities and our strategy to address them. To update our strategy, we regularly assess stakeholder feedback, performance against targets and business needs.
While we focus on factors we can influence, external uncertainties remain, making our roadmaps subject to change.
Each year, we conduct a review of our targets. This year, we further considered the results of an updated ESG issues assessment(1) ahead of compliance with the European Union’s (EU) Corporate Sustainability
Reporting Directive (CSRD) in 2028, as well as updated Science Based
Targets initiative (SBTi) emission reduction targets.
Our updated emissions reductions, regenerative agriculture and packaging ambitions were adjusted in fiscal 25 to reflect the updated
ESG issues assessment and our new SBTi targets. The target review was led by the Executive Committee members and approved by the Board.
How we take action and measure our performance
This section of the Annual Report sets out our progress against our priority ‘Spirit of Progress' ambitions. In our ESG Reporting Index, we include reporting on other goals and other actions which support our strategy.

Doing business the right way
Key policies Code of Business Conduct Global Human Rights Policy Dignity at Work Policy Global Health, Safety and Wellbeing Policy
Promote positive drinking	Pioneer grain to glass sustainability	Champion inclusion and diversity
Key policies Global Employee Alcohol Policy Diageo Marketing Code	Key policy Global Environment Policy	Key policy Code of Business Conduct
Targets	Targets	Ambitions
Education on the dangers of alcohol misuse Underage drinking*,^ Drink driving^	Water stewardship Using water efficiently* Replenishing water for communities^ Advocating for water stewardship	Increasing the diversity of our leadership team Gender diversity* Ethnic diversity*
	Responsible sourcing Launching regenerative agriculture programmes	Promoting inclusivity through hospitality and skills education Learning for Life and other hospitality and skills programmes
Emission reductions Reducing emissions from our operations*,^ Reducing emissions from our value chain Increasing the recycled content of our packaging
*Targets and ambitions which are included in our long-term incentive plans (through fiscal 27).
^ Targets and ambitions which are included in our long-term incentive plans (from fiscal 26). For more details refer to page 133.
Governance
Both the Board and the Executive Committee oversee ‘Spirit of Progress‘.
The Board reviews our most material topics through our ESG issues assessment, our ESG strategy and our targets used to measure our strategy in action. The Chief Executive is ultimately accountable for the performance against ‘Spirit of Progress' ambitions. Each target has an
Executive Committee member accountable for the delivery with regular performance reviews conducted by the Executive Working
Group (EWG).
New regulatory frameworks
We continue to voluntarily report against the Global Reporting
Initiative (GRI) and Sustainability Accounting Standards Board (SASB)
frameworks in our ESG Reporting Index.
We are monitoring regulation developments in both the United Kingdom and the EU. In February 2025, the EU proposed changes to CSRD through an Omnibus package, including a two-year delay for companies with significant operations in the EU. We are also monitoring the 'UK
Sustainability Reporting Standards', which are aligned to International
Sustainability Standards Board (ISSB) requirements. We intend to apply both CSRD and the UK standards as soon as required under EU and UK law.
Given the interconnectivity of climate and nature, we have
incorporated some of the Task Force for Nature-related Financial
Disclosures (TNFD) into our Task Force on Climate-related Financial
Disclosures (TCFD) reporting.
In the United States, California has enacted the Voluntary Carbon Market
Disclosures Act, California Assembly Bill No. 1305 (AB-1305) requiring companies operating in California to make certain disclosures regarding carbon emissions reduction claims, and voluntary carbon offsets. We provide disclosures pursuant to AB-1305 in this section of the Annual
Report, our ESG Reporting Index and our responses to CDP (formerly known as the Carbon Disclosure Project) climate change questionnaire, available through CDP's website.
Reporting transparently
We define our performance measures carefully, along with clear reporting boundaries and methodologies. For more details, see the website.
(1) Refer to our ESG Reporting Index, page 3, for information on our updated ESG issues assessment, conducted with reference to the EU’s Corporate Sustainability
Reporting Directive, in advance of compliance with the directive in fiscal 28.

38	Diageo Form 20-F 2025
DOING BUSINESS THE RIGHT WAY

Business integrity and Human rights
We want to do business the right way every day,
everywhere. We expect all stakeholders, including our
people and suppliers, to demonstrate integrity, live our
values
and behave in an ethical way as set out in
our Code of Business Conduct.

For more details, see the website www.diageo.com.
Business Integrity
A culture of business integrity is foundational to our identity and delivery of our Growth Ambition. Each of us has a responsibility for doing business the right way. By valuing not only what we do, but how we conduct business, we generate success worth celebrating.
Code of Business Conduct (Our Code)
Our Code sets out the basis for how we work and conduct business.
It lists key principles which guide our day-to-day operations, decisions and interactions with colleagues and other stakeholders. Our Code forms what we stand for as a business and how we demonstrate our high standards of integrity and ethical behaviour.
All Diageo employees are required to complete our Code of Business
Conduct training annually, via either routine annual training or as part of new-joiner onboarding.
Additionally, all eligible(1) employees are required to certify that they have read, understood and complied with our Code of Business Conduct and supporting global policies during the previous financial year through an annual compliance certification declaration.
The training is delivered through an interactive e-learning module, with classroom sessions provided for those without regular
computer access.
In fiscal 25, employees engaged with our Code through local Business
Integrity Day activations. Markets shaped integrity conversations around their local priorities, supported by global resources and guidance. This flexibility led to more relevant, resonant sessions that strengthened understanding, sparked meaningful dialogue, and reinforced the everyday role of integrity in how we work.
Encouraging people to speak up
We encourage our employees to report potential breaches of our Code or policies through our global confidential grievance and
whistleblowing service, SpeakUp. The service, which is available through various channels (email, telephone and internet) in 20 languages, is monitored by the business integrity team to ensure that all allegations are handled appropriately, confidentially and fairly.
Managing third-party risks
Maintaining business integrity is crucial in our interactions with third parties. Our Know Your Business Partner (KYBP) programme is designed to identify potential risks before entering into contractual agreements.
In fiscal 25, we enhanced our KYBP governance process and tools by leveraging our KYBP centres of practice, which has led to greater standardisation of our procedures.
Standing up for human rights
At Diageo, we strive to create an environment where all our people feel they are treated fairly and with respect. We remain committed to acting with integrity in our roles, to ensure we are doing business in the right way. We act in line with the UN Guiding Principles on Business and Human Rights (UNGPs) and are committed to embedding respect for human rights into everyone’s working day, in every country throughout our business and supply chain. Our policies cover our responsibilities to protect the human rights of everyone working in our direct operations, value chain and communities.
Our human rights governance
Our Code and Global Human Rights Policy play an integral part of ensuring that Diageo’s culture is aligned with our purpose and values. Our Code has been approved by our Board of Directors and our
Global Human Rights Policy has been approved by our Chief Executive.
Our human rights strategy is reviewed on a periodic basis by the Audit
Committee of the Board and by the Executive’s Audit and Risk
Committee (ARC) as part of our mitigation of our principal risk on business ethics and integrity. Responsibility for delivery is shared between the members of Diageo’s Executive Committee that are responsible for the human rights of our employees, suppliers and communities. Our Executives, senior business leaders and functional specialists lead the agenda via our Human Rights Steering Group (group and market level), and assess risks, emerging issues, compliance and remediation within our enterprise risk management processes.
Providing access to grievance mechanisms
We encourage everyone, including any affected stakeholders, to report potential breaches of our Code or policies, including human rights, through our global confidential grievance and whistleblowing service, SpeakUp.
Focusing on salient human rights risks
In fiscal 24, we refreshed our assessment of salient risks that are most relevant to our business as specified in the Declaration on Fundamental
Principles and Rights at Work and the UNGPs. We looked at human rights benchmarks for our industry, priority commodities in our supply chain and the increasing interdependence between human rights and climate impacts.
The assessment identified the following salient risks: health and safety, wages and benefits, working time, harassment and bullying, discrimination, freedom of association and collective bargaining, child labour, forced labour, water sanitation and hygiene and land rights.
Whilst we conduct ongoing due diligence in all areas, we have prioritised health and safety, wages and benefits, working time, harassment and bullying, and discrimination based on severity, likelihood, attribution, leverage and breach data.
Vulnerable groups
We recognise that some groups of people are more vulnerable to human rights breaches and pay particular attention to these groups within our risk assessments. Determined by human rights frameworks, our value chain and human rights impact assessments, our vulnerable groups are women, ethnic minorities, persons with disabilities, the
LGBTQIA+ community, indigenous peoples, migrant workers, contract and temporary workers, and children.
(1) For more details, see the Non-Financial Reporting Boundaries and Methodologies, available on our website.

39	Diageo Form 20-F 2025
Assessing risk in our direct operations
We use a variety of risk assessment tools in our direct operations to identify risk.
This includes self-assessment questionnaires for all direct operations, third-party human rights assessments for high-risk direct operations and deep dive assessments for groups that we consider more
vulnerable to our salient risks. In fiscal 25, all direct operations completed an annual self-assessment questionnaire and four high-risk direct operations undertook a third-party assessment, keeping us on track to assess all high-risk direct operations by the end of fiscal 27.
We use the insights from the assessments to develop action plans to resolve material human rights concerns and strengthen our approach.
Where needed, we involve external experts to ensure our plans are robust.
Assessing risk and compliance in our supply chain
Our Responsible Sourcing programme, led by our Supplier Excellence team, follows a risk-based approach to assessing adherence to our
Partnering with Suppliers standard. Suppliers are risk-assessed against the following three criteria: location of supplier site, category of product or service and amount of spend. Suppliers who are assessed as high risk are required to undertake an independent third-party Sedex
Members Ethical Trade Audit (SMETA) or an equivalent four-pillar ethical audit. This year we strengthened our approach by increasing our supplier compliance target from 65% to 85%. We began screening for human rights with higher-risk potential suppliers before onboarding. This helps us make more informed decisions on human rights risks and gives us the chance to assess and mitigate the salient issues before we contract with a supplier.
We have also mapped our salient risks within our priority supply chains allowing us to prioritise our actions and drive positive social impact where it is needed most. Part of this assessment includes identifying the scale, scope, remediability and likelihood of our salient risks through different parts of our supply chain. These findings are helping us to focus our interventions on specific human rights issues in the supply chain for greater impact. For more information, please refer to the ESG Reporting Index and Modern Slavery Statement.
Taking action to mitigate human rights risks
Where we identify human rights risks, we take actions to mitigate them. Some examples of these mitigations are:
Building the capability of our Risk Management Committees and conducting a mandatory risk deep dive to ensure we are effectively managing the risk.
Our Global Brand Promoter standard and training establishes principles and guidelines to protect brand promoters from the risk of sexual harassment. This training is now available in 17 languages globally. To date we have trained over 200 agencies and over 18,000 brand promoters.
Our Child Labour Prevention programme provides training for
smallholder farmers in Africa. This year we trained 282 farmers in Uganda, who will go on to train up to 10,000 people in
their communities.
Our collaboration with AIM-Progress has resulted in targeted training on child and forced labour in the United States. This free, open-access training is available to all our suppliers, labour and service providers.
Our partnership with external parties assesses and addresses the health impacts of heat stress in sugarcane farming for our rum supply chain through improved access to sunshades, drinking water, personal protective equipment and adequate rest schedules.
Our collaboration with AIM-Progress and Oxfam aims to strengthen supplier grievance mechanisms, improve access to remediation for workers and build supplier capability to support long-term
improvement.
Assessing the effectiveness of our approach
We measure the effectiveness of our human rights governance through our internal assurance framework and third-party human rights assessments. We continue to enhance our risk mitigation plans based on lessons learned.
We also externally benchmark our progress against best practice through rankings such as the World Benchmarking Alliance (WBA) Social
Transformation Benchmark. In July 2024, Diageo was ranked joint fifth out of 2,000 companies assessed.
Engaging our stakeholders
We recognise the importance of listening to and consulting
stakeholders, especially the most vulnerable ones, on issues that affect them. We do this on an ongoing basis through different mechanisms including worker interviews, reviewing grievance data and holding community dialogues within our community investment programmes.
This year we took steps to improve our processes for responding to investor and customer requests and piloted new ways to collect worker data to better understand suppliers’ practices and identify potential issues.
This focus on due diligence and disclosure is crucial to us doing business the right way. It enables us to have transparency in our engagements with all stakeholders and drive continuous improvements in our approach. We will continue to focus on this important area, embedding respect for human rights into everyone’s working day, in every country and throughout our supply chain.

Randall Ingber General Counsel and Company Secretary
Business integrity is at the heart of who we are as a company – it is a competitive advantage and integral to maintain the trust we need to achieve our Growth Ambition.'

40	Diageo Form 20-F 2025
DOING BUSINESS THE RIGHT WAY
continued

Our people and culture

Our talented and diverse workforce, together with our
people’s passion for our brands and inclusive culture
continues to be a competitive advantage for our
business, enabling our people to perform at their best.

For more details, see the website www.diageo.com.
Highly engaged talent
At Diageo, we are proud to have strong employee engagement levels across our organisation. Despite macroeconomic uncertainty, our people continue to express pride and passion for our consumers, business and brands. In our most recent Your Voice survey, a high proportion of our people (90%) are proud to work for Diageo, exceeding the external benchmark(1) by 12 percentage points which is consistent with our previous survey. Our overall engagement score also remains high at 83%, which is 7 percentage points higher than the external benchmark and 2 percentage points higher than fiscal 24.
Benchmarking in the top quartile positions us advantageously as an employer of choice and supports efforts to attract and retain quality, diverse talent. There were increasing levels of engagement from external talent with 23% more career site visits since fiscal 24. To sustain this position, we recently refreshed our employee value proposition to strengthen the connection to our purpose, values, behaviours and culture. Understanding where we can be better is also important to maintain employee engagement, so this year we have introduced several new questions to our Your Voice survey in relation to reward packages and opportunities for growth.
Growing our talent
Growth is a core part of who we are at Diageo; we encourage all employees to continue to develop through stretching career
opportunities and experiences. Career growth is also critical to sustaining high employee engagement levels and future-proofing business performance. In fiscal 25, 79% of our leadership appointments were internal talent and of this, 21% were international moves and 16%
were cross-functional moves. In the broader workforce, over 5,000 people made career moves. In addition, in our most recent Your Voice survey, 77% said they feel empowered to seek opportunities to learn and develop new skills.
We believe that coaching and feedback are critical to unlock career growth, development and performance. 78% of employees say
their line manager provides feedback and coaching to support their growth. Our performance enablement programme (‘My Performance for Growth’) encourages continuous feedback with managers having regular conversations with their teams, coaching them to define bold goals, unlock opportunities for growth and build the right skills and capabilities to drive competitive advantage. In fiscal 25, we also invested in a new people manager development programme,
‘Impact’, which equips people managers across the globe with the skills and knowledge needed to inspire, develop and grow high-
performing teams.
To fuel business and individual growth, we prioritise building skills and capabilities required to win now and in the future. Our groundbreaking development programme for emerging general managers (GMs),
'Horizons', helps leaders elevate their entrepreneurship, strategic framing and enterprise-wide thinking. The programme runs for 12 months, combining in-person training, live simulations, project assignments, coaching and mentoring and is complemented by a tailored onboarding experience for first-time GMs. Since its launch in October
2023, six participants have been appointed into GM roles and a further three have been promoted into more senior roles.
Our externally recognised marketing programme Diageo Way of Brand
Building (DWBB) has been updated in fiscal 25 to integrate the very latest in consumer trends, marketing science and technology including
AI. We piloted a five-day training programme in North America and
South, West and Central Africa, and launched an online DWBB training hub for all employees with 14 brand-building skills modules. ‘How we
Build Brands’ has also been integrated into all employee onboarding with over 900 completions since December 2024. Within commercial, we launched the 'Igniting Commercial Excellence' programme which provides specialised training to our market teams. Finally, we offer a series of trainings to build capability in digital skills including data and digital transformation and omnichannel best practices for marketing.
Continuing to evolve our culture
n our recent Your Voice survey, Diageo employees characterised our culture as engaging, ambitious and collaborative. Our purpose, along with the pride and passion for our brands, forms a fundamental part of this vibrant culture. Embedding a culture of speed and agility remains pivotal to our ability to achieve our Growth Ambition and ensure long-
term success. In fiscal 25, we have kept up the momentum, by reinforcing our dial-up behaviours ‘Be Externally Curious’, ‘Collaborate
Efficiently’, ‘Experiment and Learn’ and ‘Act Decisively’. Our over 550 culture change champions represent all levels and parts of the business and play a pivotal role in reinforcing behaviours, sharing and embracing best practice across Diageo.
In fiscal 25, we concluded the expansion of ‘Celebrate’, our global recognition platform. Across the business, employees have delighted in the opportunity to spot behaviours in real time and recognise colleagues. This fiscal the ‘Celebrate’ platform has received more than 140,000 nominations of colleagues demonstrating our values and ‘dial-up behaviours’; this amounts to one recognition being received every four minutes. We also launched the inaugural CEO Celebrate Awards to recognise the remarkable impact teams had on driving growth and performance through our cultural shifts. In July 2025, Diageo Ireland won
‘Market of the Year’ award for exceptional performance in fiscal 24, demonstrating strong growth, whilst also driving high levels of employee engagement and fostering a culture of speed and agility.
In the first half of the fiscal, we ran a Pulse Check to measure progress against the dial-up behaviours. Results showed that 84% of employees felt encouraged to practise the dial-up behaviours and 75% felt supported in applying them.
We are already seeing the impact of our cultural transformation on business performance with our dial-up behaviours enabling us to disrupt our innovation-to-launch process times, enter white spaces in Brazil by adapting our route to consumer approach and establish and grow a new standalone market in the Middle East and North Africa (MENA) with the strategic vision and operating model established in under three months.
(1) Based on a blend of Ipsos Karian and Box, Qualtrics benchmark data. The Global
Manufacturing benchmark includes organisations with global coverage that operate within FMCG and other industry sectors.

41	Diageo Form 20-F 2025

CATEGORY
Market of the year
MARKET / FUNCTION
Diageo Ireland
GUINNESS
DRAUGHT
0.0
ALCOHOL FREE
STOUT
ESTD 1759
GUINNESS
ABV 0.0 %VOL
DIAGEO

Barry O'Sullivan (MD Diageo Ireland in July 2024) winning 'Market of the Year'
award as part of our CEO Celebrate Awards
Culture change is a multi-year journey and there is more to do. Leaders’
role-modelling the dial-up behaviours consistently is key to success and driving sustainable change. This is a key focus of our culture change plan, and we are working closely with our leaders to reinforce this.
Alongside our dial-up behaviours, we continue to cultivate a culture of integrity, accountability and operational excellence, ensuring we continue to strengthen our focus on execution.
Enabling our people to thrive
Employee wellbeing is a key driver of sustainable performance. We believe that people are at their best, both at work and at home, when they are physically and mentally thriving, emotionally balanced, financially secure and socially connected. Our Global Health, Safety and Wellbeing Policy integrates these four dimensions into our daily culture, by providing tools and resources on topics like healthy habits, menopause and sleep. We also help employees connect to our purpose as a source of energy, with leaders sharing examples of how our consumers, brands, people, sustainability and society fuel their motivation and drive.
We recognise the role line managers play in creating an environment where people can prioritise their wellbeing. Through our new 'Impact'
people manager development programme, our line managers are now trained on how to build inclusive teams and create an environment to perform by enhancing their own and their team's energy and resilience.
Our wellbeing champions are key to embedding wellbeing into our culture. Our headquarters 'Wellbeing Day' is an example of how employees take ownership of our four wellbeing dimensions in their local communities. Many markets have also led employee physical wellness challenges, such as Türkiye's partnership with Heltia and
Ireland’s Wellbeing Warriors, an employee-led resource group, establishing bespoke physical and social wellbeing initiatives whilst also creating awareness of global events.
In fiscal 25, we were pleased to launch the One World all-employee global share plan across over 50 countries and during the year all
17,000 eligible employees were awarded £500 of Free Shares, creating
15,000 new Diageo employee shareholders.
In February 2025, we launched 'nudge' in the United Kingdom, South
Africa and India to support financial wellbeing through improved literacy, security and confidence. The interactive platform offers clear, personal financial guidance for all life stages. So far, 72% of eligible employees have used it and shared positive feedback. In terms of mental wellbeing, our Mental Health Awareness eLearning helps to normalise mental health discussions, complemented by our celebration of World Mental Health Day across the organisation. Our Employee
Assistance Programme offers employees free, confidential advice and counselling around the clock on personal, emotional and work-life issues. Lastly, Diageo’s Flex philosophy continues to offer employees opportunities to balance their work and life activities.
Average number of employees by region and gender(1)

Region(2)	Men	%	Women	%	Not declared(3)%		Total
North America	1,924	60%	1,307	40%	12	—	3,243
Europe	5,979	56%	4,613	44%	16	—	10,608
Asia Pacific	5,638	65%	2,995	35%	1	—	8,634
Latin America and Caribbean	2,689	61%	1,719	39%	—	—	4,408
Africa	1,823	61%	1,143	39%	1	—	2,967
Diageo (total)	18,053	61%	11,777	39%	30	—	29,860
Average number of employees by role and gender(1)

Role	Men	%	Women	%	Not declared(3)%		Total
Executive(4)	8	62%	5	38%	—	—	13
Senior manager(5)	335	57%	253	43%	—	—	588
Line manager(6)	2,797	64%	1,602	36%	6	—	4,405
Supervised employee(7)	14,913	60%	9,917	40%	24	—	24,854
Diageo (total)	18,053	61%	11,777	39%	30	—	29,860
(1)This data has been compiled as a monthly average based on the proportion of employees who have identified their gender as male, female or undisclosed. In some cases assumptions have been applied where data is not available.
(2)Employees have been allocated to the region where they live.
(3)This data represents the proportion of employees who have chosen not to disclose their gender as male or female.
(4)The number of executive positions have been calculated based on data at 30 June 2025.
(5)Top leadership positions in Diageo, excluding Executive Committee.
(6)All Diageo employees (excluding senior managers and Executive Committee) with one or more direct reports.
(7)All Diageo employees (excluding senior managers and Executive Committee) who have no direct reports.

Louise Prashad Chief HR Officer

I am thankful to our 29,000+ employees who collectively foster a culture of pride in our brands and our purpose of celebrating life every day, everywhere. Their ownership for business
performance working together with customers, partners and
colleagues helps us to attract and retain the very best talent for
Diageo.'

42	Diageo Form 20-F 2025
DOING BUSINESS THE RIGHT WAY
continued

Health and safety

We prioritise the health and safety of our people throughout our value chain to ensure everyone is safe when working, every day, everywhere.

3-year trend: Lost Time Accident Frequency Rate (LTAFR)

For more details, see the Non-Financial Reporting Boundaries and Methodologies found on our website www.diageo.com.
Embedding a culture of health and safety
Safety is a collective responsibility and an essential aspect of every role.
By empowering and engaging our employees in safety practices, we reinforce our commitment to the principle that no level of accidents is acceptable.
Our approach to health and safety is built upon our Global Health,
Safety and Wellbeing Policy and our Global Risk Management
Standards. We perform risk assessments, leveraging compliance systems, technology, and training to develop and implement innovative working methods that strive for continuous safety improvement.
We actively promote employee engagement in accident investigations and improvement initiatives, ensuring they receive the latest health and safety training to perform their daily tasks safely. Additionally, we run company-wide communication campaigns and in fiscal 25 we used data to inform our monthly safety campaigns highlighting specific hazards, such as fire safety, working at heights and safe driving.
The 'Safer Together' strategy incorporates both a strong safety culture and a comprehensive technology roadmap. Designed to prevent severe, fatal and process safety incidents, the overall approach also aims to enhance health and safety standards across the organisation.
Roadmaps support the integration of an improved safety culture at all locations. The technology roadmap features digital solutions, automation, forklift truck advancements including camera technology, manual handling wearable kits and artificial intelligence, each contributing to better health and safety performance. During fiscal 25, over $40 million was invested in shuttle warehousing, where casks are put away on pallets by an automatic shuttle rather than manual handling. An additional investment is expected next year to complete the shuttle warehouse complex, helping improve safety and boost productivity. These strategies and roadmaps are also extended to contractors and third-party providers.
We recognise that process safety events (1) pose significant risks to the health and safety of employees, communities and the environment, as well as potential damage to property, reputation and business continuity. To manage these risks, our comprehensive process safety strategy has been reviewed with the objective to ensure regulatory compliance. We drive continuous improvement through incident analysis and performance monitoring to foster a strong safety culture across the organisation. Integral to this strategy is Diageo’s risk-based process safety framework, consisting of 20 elements designed to proactively identify, assess and mitigate hazards that could cause major incidents such as fires, explosions or toxic releases. In fiscal 26, the focus will be monitoring early warning signs such as equipment anomalies, procedural deviations and near misses to enable proactive risk management. Efforts will also continue to build process safety capabilities. Targeted audits will be performed at key sites to verify compliance, address gaps and enhance overall safety performance.
Empowering responsibility:
Fostering a safe work environment
Leaders across the organisation are responsible for cascading and implementing health and safety policies and procedures among their direct reports and third parties. We expect all employees to take responsibility for their health and safety and those around them, by acting in accordance with our Code of Business Conduct. We utilise a variety of tools to identify health and safety risks as per our Global
Health, Safety and Wellbeing Policy. Each location performs hazard identification and risk assessments which identify and address unsafe conditions. We also have a safe observation programme across all locations to identify unsafe behaviours, recognise best practices and to report work-related hazards. All employees and third parties are encouraged to remove themselves from work situations they believe could cause injury or ill health. Hazards are logged on local action planning systems and tracked for closure.
To track the effectiveness of our approach, all our locations regularly monitor and review health and safety performance. We report the results monthly to the Global Supply Chain and Procurement leadership team, to the Executive Committee at quarterly meetings and to the
Board twice yearly.
Our performance
We report on lost time accident frequency rate (LTAFR). This year, our rate was 0.82 (fiscal 24: 1.06) lost time accidents (LTAs) per 1,000 full-
time employees (including directly supervised contractors). Over the last three fiscal years LTAFR has shown year-to-year variability with a decrease in fiscal 25 following an increase in fiscal 24 reflecting the dynamic nature of our risk environment and ongoing efforts to enhance workplace safety. Our LTAFR decreased against last fiscal, driven by reductions in accidents across a number of markets but most
significantly in the scotch category and North America.
Our total recordable accident frequency rate (TRAFR) which records work-related injuries that need more than first aid treatment increased during this fiscal. In absolute numbers, our total accidents reduced (fiscal
25: 89 accidents, fiscal 24: 90 accidents) however the average total headcount used as the denominator in the calculation reduced therefore impacting the rate. We investigate each recordable accident to establish the root cause, contributing factors and insights. We share the key learnings across the organisation aiming to prevent recurrences. For more information, please refer to our ESG Reporting Index.
(1) Industrial incidents involving an unintended release or loss of control of hazardous materials or energy from a process system.

43	Diageo Form 20-F 2025
Continuous improvement initiatives
Our workplaces are constantly evolving with new technologies, processes and equipment. Continuous improvement ensures that health and safety measures keep pace with these changes, addressing emerging hazards effectively. In fiscal 25, we introduced and continued several important programmes, as included below. We will continue to advance these programmes as part of our culture and technology roadmaps in fiscal 26.
Culture assessment
During fiscal 25, we launched our first ever global governance baseline culture survey to our supply organisation. We used an independent provider to complete a culture assessment across our most material areas, including health and safety, food safety and quality. With more than 5,000 responses, the overall health and safety maturity values were 86% for supply sites and 84% for technical centres. The culture assessment focused on four key themes: people, process, purpose and proactivity. The assessment demonstrated a strong level of maturity across all key themes as well as a favourable comparison against industry benchmarking.
Behavioural Standard
Since fiscal 24, the Behaviour Standard workshops, aimed at enhancing safety culture, have been implemented across 19 individual sites. In the current fiscal year, the programme has been further expanded to include manufacturing facilities in Mexico, Türkiye and Australia. Each workshop produced a comprehensive action plan. All participating sites have demonstrated substantial progress in executing and closing out the action plans, thereby contributing to the development of a more robust and sustainable safety culture.
Monthly health and safety campaigns
Based on insights from fiscal 24 as well as performance through fiscal
25, our communication campaigns focused on the themes of 'Strive for
Zero', 'Life Saving Rules', 'Fire Safety' and 'Process Safety'. These
campaigns were introduced to raise awareness of increasing incident trends and areas where there may be the potential for a life-
threatening or life-altering injury.
Over and above the monthly campaigns, we launched a refocused safety campaign to highlight the need for locations to remind their employees on the basic principles of ‘eyes and mind on task’.
Safer Driver Programme
Diageo's commitment to improving workplace safety standards includes a driver training programme implemented to promote safe driving behaviours across five key pillars (risk, speed, distraction, fatigue, eco)
among commercial employees who drive for business purposes. It also features short, customised e-learning modules that are tailored to individual driving behaviours, helping to educate drivers on safe driving practices. During fiscal 25, the programme has been rolled out to 1,700 drivers across multiple markets. This brings the total rollout across fiscal 24 and 25 to approximately 3,500 drivers. The aim of the programme is to reduce accidents and enhance the overall safety of company drivers. The programme is expected to lower insurance and maintenance costs, but also boost driver morale and improve
operational efficiency.
World Health and Safety Day
We celebrated World Health and Safety Day as part of a wider global health and safety awareness week. The topics included in the campaign focused on revolutionising health and safety through AI and digital technologies, launch of a process safety senior leadership observation tour and a high-level overview of the recent culture assessment.
Beyond our own operations we also extend our health and safety standards to strategic suppliers, working closely with them to improve safety practices that promote safer working within their workforces.

Technology - The role of AI and digitalisation at work

STRONGARM
TECH

Ewan Andrew President, Global Supply and Procurement & Chief Sustainability Officer

Our health and safety results for this
year demonstrate a well-embedded
strategy to prevent injury, but we are
never complacent. Our continuous
improvement programmes and
introduction of technology solutions
continue to be top priorities to ensure the
health and safety of all.'

44	Diageo Form 20-F 2025
PROMOTE POSITIVE DRINKING

Promote positive drinking

We want to change the way people drink – for the better, by engaging, educating and empowering consumers to make informed choices about drinking.

Key Targets

Tackling underage drinking through SMASHED(1)
Year	People educate d
Target by 2030 Scale up our SMASHED partnership and educate 10 million young people, parents and teachers on the dangers of underage drinking	10m
2025 cumulative progress	8.2m
2024 cumulative progress(2)	6.2m
2025 Performance Number of people educated on the dangers of underage drinking through a Diageo-supported education programme in fiscal 25	2.0m

Changing attitudes to drink driving(3)
Year	People educate d
Target by 2030 Through our programmes, deliver five million educational experiences that promote changes in attitude to drink driving.	5m
2025 cumulative progress	3.8m
2024 cumulative progress	2.2m
2025 Performance Number of educational experiences delivered for people to change their attitude to drink driving in fiscal 25	1.6m

(1) Baseline year fiscal 18.
(2) Prior year cumulative figures have been restated due to a change in rounding methodology.
(3) Baseline year fiscal 20.

For more details, see the website www.diageo.com.
Our brands have been part of people’s celebrations for generations; we make them with pride, and they are made to be enjoyed responsibly.
Our Positive Drinking approach includes three pillars addressing different types of harmful use and promotes responsible use of alcohol:
Education to tackle harmful drinking with a focus on underage drinking, drink driving and binge drinking.
Promoting moderation through aspiration and choice by
encouraging moderation through our brands.
Advocating for alcohol policies that support consumer choice, deepen understanding of alcohol and tackle illicit production and consumption.
We apply creative, innovative solutions to tackle the harmful use of alcohol globally. Our markets use global assets but also use local partnerships and innovation to ensure cultural relevance.
Our people are champions for promoting positive drinking. This year, we launched ‘The Measure’, a campaign designed to provide more information on how our employees can advocate for moderation.
Through activations with brand ambassadors including Gary Neville,
English football pundit, and Ben Branson, founder of Seedlip, we are empowering our people to speak candidly with family and friends about the importance of moderation. 93% of our employees stated in our employee engagement survey that they feel confident to talk about positive drinking in both professional and personal situations.
Education to tackle harmful drinking
Underage drinking
We believe it is never acceptable for anyone underage to consume alcohol. That is why we have run campaigns and education programmes to combat underage drinking for many years.
SMASHED is a programme that educates young people aged 10-17 on the dangers of underage drinking. It was developed by Collingwood Learning, and we have been proud to sponsor it for the past 16 years. This year, the programme was recognised as the gold winner in the Good Awards for Educational Excellence (large organisations category).
SMASHED began in 2005 as a live theatre production and has since been enhanced to enable online learning. To make the programme as successful as possible, the performance can be tailored to specific countries using local actors and cultural references.
We continued to deliver a very strong performance on the programme this year, with delivery partner collaborations across Latin America and
Africa, driving participation. In fiscal 25, a projected 1.6m people have confirmed changed attitudes to the dangers of underage drinking based on our sampling of participant surveys.
Drink driving
We have long championed awareness on the risks of drink driving, including collaborating with law enforcement and local authorities. In
2021, we launched Wrong Side of the Road (WSOTR) digital learning resource with the United Nations Institute for Training and Research
(UNITAR), aimed at raising awareness about the consequences of drink driving. WSOTR is available in digital and classroom formats and is now in 26 different modules, each with distinct video content.
This year we scaled WSOTR in China, delivering increased participation in tier one cities, through digital news, graphics, podcast, Weibo and on-site activations.
In addition, we continue to innovate to raise awareness and drive meaningful behaviour change. In partnership with Mothers Against
Drunk Driving (MADD), the National Football League (NFL) and Uber, we
launched a comprehensive campaign in the United States 'Take a minute. Make a plan. Never Drive Impaired'. Running from December 2024 through February 2025, the campaign spanned TV, streaming, radio, out-of-
home, in-game integrations, in-bar messaging, digital and social media.
Results show that the campaign reached over 100 million people with more than one million Uber rides redeemed using discount codes in
December alone.

45	Diageo Form 20-F 2025
Informed choices about drinking
Our DRINKiQ web-based platform gives everyone the facts, tools and support to help make informed choices about their relationship with alcohol. DRINKiQ is available in all our strategic markets, with regular campaigns to promote usage of the site. This year, we invested in improving the user interface and functionality of the website and updating content. We also launched DRINKiQ China linked directly from the WeChat app, including new and improved educational content reflecting local moderation trends.
Promoting moderation through aspiration and
choice
We know that making moderation feel aspirational and therefore a popular choice is critical in driving positive drinking attitudes and behaviours. We also know that we must couple aspiration with choice, delivering a wide range of products and strategies that empower consumers to moderate effectively. Alongside this, we invest each year in training which helps our marketers understand how to best promote moderation through our brands and innovations.
We launched several new campaigns this year which leveraged strong consumer insights and delivered against our goal of making moderation more aspirational including:
-Johnnie Walker in Brazil 'Strong are the women': A powerful and engaging campaign designed to encourage moderation through
education and empowering women. The campaign reached 38 million consumers, with 91% of consumers agreeing that the campaign made them 'feel good about drinking moderately'.
-DRINKiQ and Men's Shed, Great Britain: Through our newly formed partnership with Men’s Shed UK, we targeted older men with a campaign to foster social connection, improve wellbeing and promote moderation, highlighting DRINKiQ as a resource. Supported by former boxer Tony Bellew, the campaign reached over 27 million consumers and provoked a positive response amongst consumers, with 84%
agreeing that it made them 'feel good about drinking moderately'.
We also continue to expand delivery of choice to consumers through our non-alcoholic portfolio, with the total number of non-alcoholic options increasing from three in fiscal 20 to 20 in fiscal 25. We now have a non-
alcoholic choice available in 15 markets (63% of our strategic markets).
Advocating improved laws and industry standards
We believe that industry-wide standards and sensible regulation create an important framework to encourage responsible drinking. We support policies that are evidence-based, account for drinking patterns, target at-risk groups, treat all forms of alcohol equally and involve all stakeholders. We publicly advocate that governments adopt effective new regulation based on evidence including blood-alcohol volume driving limits, responsible digital marketing and legal purchase age laws. In addition, we advocate for effective industry-wide standards in responsible marketing and consumer information. We support effective programmes to tackle alcohol misuse.
The last 10 years have seen declines in binge drinking, drinking and driving and underage drinking in many countries. As members of IARD
(International Alliance for Responsible Drinking) we are committed to building on these positive trends and actively support international goals to reduce harmful drinking. This includes delivering on the recommendations presented to the sector in the United Nations 2018
Political Declaration on non-communicable diseases, in particular by taking concrete steps towards eliminating the marketing, advertising, and sale of alcohol products to minors.
Marketing in a responsible way
The Diageo Marketing Code (DMC) sets our principles for responsible marketing, and it represents a cornerstone of the way we do business.
The DMC includes our commitment to encouraging only responsible and moderate drinking and never targeting underage audiences. We are proud to have a proven track record of compliance, which is
underpinned by appropriate checks in every market we operate in.
This year we have tested and deployed an AI-based assistant to support human DMC reviews, which has reduced the time needed to review content, whilst keeping the highest standard of compliance. Now deployed to a large group of our marketers, the tool can review imagery, video and text against DMC requirements. We continue to train and test the system with new creative assets, and as the accuracy improves, more users will be adopting the technology for AI assisted reviews.
We regularly review reporting from advertising monitoring and industry bodies across key markets, for breaches of self-regulatory alcohol marketing codes. No complaints relating to Diageo marketing were upheld by key industry bodies this fiscal year.
Complaints upheld by key industry bodies that report publicly are presented below.

Incidents of non-compliance concerning marketing communications – fiscal 25(1)
Country	Body	Complaints upheld against alcohol advertisers	Complaints about Diageo brands upheld
United States	Distilled Spirits Council of the United States	—	—
Australia	ABAC Scheme	42	—
United Kingdom	Advertising Standards Authority	5	—
	Portman Group	6	—
Republic of Ireland	Advertising Standards Authority for Ireland	2	—
(1) From 1 July 2024 to 5 May 2025.

drink
POSITIVE
PROMOTING MODERATION
TACKLING MISUSE
DIAGEO
drink
POSITIVE
PROMOTING MODERATION
TACKLING MISUSE
DIAGEO
01
แอลกอฮอล์คือ
อะไร?
แอลกอฮอล์เป็นที่รู้จักกันอย่างแพร่หลาย
Celebrating

Daniel Mobley Global Corporate Relations Director

We have a long and proud record of promoting positive drinking. Every year we educate millions of consumers to drink in moderation through our global brands and DRINKiQ platform. Our programmes and
partnerships that tackle underage drinking, drink driving and binge drinking reach millions of people each year, changing attitudes towards harmful drinking for the better.'

46	Diageo Form 20-F 2025
pioneering grain to glass
sustainability

Pioneering grain to glass sustainability

Our business depends on natural resources. We are
directly affected by changes in climate and the
related challenges of nature loss, particularly
freshwater. We continue to address the risks and
opportunities climate change and nature loss pose to
our business through focused actions to mitigate our
most material risks.

For more details, see the website www.diageo.com.
Introduction
Our exposure to climate risk is intensifying, due to extreme weather events and rising temperatures. Although our analysis indicates that our business is resilient in the short- and medium-term, we continue to monitor what is needed to sustain this resilience, both for our operations and our communities in which we operate. We are
committed to acting responsibly to mitigate our contribution to global warming and adapt to changing conditions, to support our licence to operate. We respond to climate change and biodiversity, mitigating the risks associated with changing environmental and biodiversity factors through our grain-to-glass sustainability strategy.
Our ‘Spirit of Progress’ targets reflect our most material ESG issues and align to the UN Sustainable Development Goals. We are signatories to the UN's 'Race to Zero' and 'Race to Resilience' campaigns reflecting our commitment to tackle climate change. We are focusing our work in the areas most at risk in our business across water, agriculture and communities.
We are proud of our accomplishments to date, including reaching several of our goals earlier than planned. However, we have identified several critical external factors beyond our control that influence the timing and pace of our efforts. Some of these challenges include wider energy infrastructure availability, appropriate policy frameworks, consumer acceptance, financing solutions and cost burdens which need to be shared. We have also faced challenges reaching our packaging goals. For example, increasing recycled content in our packaging is hindered by external factors such as cullet availability.
To tackle these challenges, we are increasing the number and depth of our partnerships to leverage shared resources and aligned interests, while advocating for transformative change. As we meet goals and experience challenges, we learn and adapt. We have revised our aspirations across several targets this year, accelerating our ambition across water and regenerative agriculture while reconsidering the scale and pace of decarbonisation and packaging optimisation.
Our updated decarbonisation targets reinforce our commitment to tackling climate change. These science-based targets, validated against the Paris-aligned 1.5°C reduction pathway, encompass both near- and long-term objectives across our value chain. Our revised targets are shown on page 51 and 53-55. Performance against
supporting targets, including some of our packaging and electricity targets, have been separately reported in the ESG Reporting Index.
Reporting
We have used the guidance of the Task Force on Climate-related Financial
Disclosures (TCFD) framework for reporting. Increasingly we are incorporating nature risks and dependencies into our strategic planning. We continue to identify and quantify our material impacts and dependencies, following the guidance of the Taskforce on Nature-related Financial
Disclosures (TNFD)'s LEAP (Locate, Evaluate, Assess, Prepare) framework.
Governance
Given the importance of climate and nature risks, we have governance processes in place to ensure that we factor the risks into our business operations and planning processes. To supplement our ‘Spirit of
Progress‘ governance (summarised on page 37), our sustainability performance is integrated into our operational and strategic review processes. We track water efficiency and greenhouse gas reduction projects and hold quarterly strategic business reviews focusing on multi-year plans. Significant risks identified are escalated to enterprise risk management forums at group level. We oversee climate and nature risk through these governance structures and processes:
Executive sponsorship is shared jointly between the President, Global
Supply & Procurement and Chief Sustainability Officer and the Global
Corporate Relations Director.
They are supported by our cross-functional Climate, Water and Nature
Risk Steering Group.
The Climate, Water and Nature Risk Steering Group provides regular updates to the executive sponsors and the Board.
The Board retains ultimate responsibility for the oversight of climate related risks and opportunities, including monitoring progress against climate-related targets.
Any impacts, including actual and potential, on our consolidated financial statements from climate and nature risks and
performance against non-financial metrics are shared with the
Audit Committee annually.
Board oversight
Executive Committee ownership
President of Global Supply
& Procurement and Chief
Sustainability Officer
Global Corporate
Relations Director
Audit Committee
Executive sponsors
Cross-functional Climate, Water and Nature Risk Steering Group
Finance
Corporate
Relations
Marketing
Working groups assigned to address key risks
and opportunities identified
Supply &
Procurement
Legal
Risk
Strategy

47	Diageo Form 20-F 2025
Risk Management
Identifying climate risks and opportunities
We divide climate risk into physical and transition risks. Physical risks include chronic changes, like sea level rises, temperature changes and acute events like floods, droughts and heatwaves. Transition risks arise from actions to mitigate climate change, such as policy and regulatory shifts; technology evolution or consumer behaviour fluctuations. Both categories of risk are already occurring and are likely to increase. As temperatures continue to rise globally, we continue to assess and prepare for emerging physical and transition risks.
We partner with climate resilience and nature experts to identify and assess how generally recognised climate and nature risks apply to our business.
Climate change resilience
Our experience in managing the impact of normal variations in climatic conditions, water availability and agricultural yields has made us more resilient and adaptable. We have embedded careful planning in our supply chain and procurement organisation over many years. We manage water in a way that makes our operations more resilient and helps our local communities and agricultural sourcing areas to adapt, with a specific focus on water-stressed areas. We work with peers to drive enhanced technological practices at scale, which optimise crop management and seed quality. We also collaborate on the
development of novel high-yielding, drought and temperature-resilient crop varieties. We recognise that thriving natural ecosystems are essential for long-term agricultural productivity and climate resilience, and we aim to protect and restore nature across our sourcing regions.
Since first referencing it in 2010, we have integrated climate risk into our enterprise risk management processes, within our principal risk factors.
This is now an integral part of our strategic and business continuity planning. As we continue to build and strengthen our adaptation plans, we see our work on water, agriculture and communities as particularly important in increasing our climate resilience.

Identifying and assessing our physical risks
For the last four years, we have worked with climate resilience experts to analyse all of our direct operations sites and key third-party suppliers' sites to assess the physical risks that we are exposed to and how they may develop under various scenarios. The analysis included some sites that are planned or under construction, to ensure we understand their exposure and prepare their resilience before commissioning the site. The scenario analysis and phasing of the risk assessments are outlined in the Non-Financial Reporting Boundaries and Methodologies, available on our website.
Following each successive year's analysis, the total global physical risk footprint was refreshed.
The physical risk assessments measured the exposure and vulnerability of the activities at the sites in scope to 19 climate-related hazards. In addition, we reviewed the vulnerability of the main agricultural materials and our key distribution routes to climate change. We then considered how the climate-related hazards and our site vulnerabilities would materialise under two different future warming scenarios and over two timeframes:
Intergovernmental Panel on Climate Change (IPCC) scenario RCP
(Representative Concentration Pathway) 4.5 – medium warming of 2-3°C;
IPCC scenario RCP8.5 – severe warming of 4-5°C; and
•with both scenarios evaluated for the periods up to 2030 and up to 2050.
These scenarios were chosen to represent a 'worst case' (RCP8.5) and a
'medium case' (RCP4.5) under which we assess our resilience.
For our own sites and many of our third-party operators producing beverages on our behalf, we analysed climate-related risks which are more likely to materialise. For those that are most strategically important or at greatest risk, we carried out more detailed
assessments. At each location, we considered a combination of the different production activities (e.g. distilling and packaging) as well as parts of the supportive processes that might be affected (e.g.
infrastructure, water supply and energy sources) and the 19 physical climate-related risks that might occur.
We also analysed our key suppliers' factories and warehouses; for example those handling our most critical or specialised ingredients and components, key agricultural commodities and our most critical distribution routes, to identify which might be exposed to physical risks in the future.
Water is vital to our operations and the raw materials we use when creating our products. We give great focus to understanding water-
related risks to inform our mitigation strategy. In addition to our physical climate risk assessments to analyse the risks from water availability, water temperature, water quality and flooding, we also conduct water stress analyses at our sites every two years.
We undertake this work using site surveys and World Resources
Institute (WRI) Aqueduct data. We also complete water source vulnerability assessments (SVAs) at our sites located in water-stressed areas to further our understanding of the risks and how to address them. This work provides comprehensive insights into how our risk profile may vary with climate change, such as the degree of
vulnerability to water stress within our operations and supply chain.
We can then use these insights to help us act where we believe it is most needed, whether that is improving our water efficiency, increasing our replenishment commitments or prioritising climate adaptation planning. In fiscal 25, we updated our water risk assessments for the purposes of informing our future water strategy, and carried out SVAs with our external partner on an
additional six sites. For more information, please see page 31 of our
ESG Reporting Index.
Risk assessment results – our most important
physical risks
Our assessment confirmed three key points:
1.Water stress, including drought, is our most significant climate-
related physical risk in terms of prevalence, trajectory and potential financial impact. It affects our ability to produce our products, access to agricultural ingredients that we need and, ultimately, our licence to operate.
2.Agricultural raw materials are at risk from climate change, and we see that risk increasing under the scenarios and timeframes we analysed. Our models suggest that the costs of most commodities are likely to increase because of climate change, although estimates of the precise impact vary significantly depending on the model used, underscoring the difficulty of such projections. These factors potentially affect our own operations and those of some of our suppliers.
3.Acute weather events, including floods, winds, hurricanes, storms, heatwaves and wildfires are projected to increase and to cause interruption to operations, although their impact is unlikely to be as significant as that of the risks related to water and agricultural materials.

For more details on our scenario analysis approach, see the Non- Financial Reporting Boundaries and Methodologies on our website www.diageo.com.

48	Diageo Form 20-F 2025
PIONEERING GRAIN TO GLASS SUSTAINABILITY continued
Quantitative impact of physical risk determined by
scenario analysis
In fiscal 24, we collaborated with climate resilience experts to develop and implement an automated scenario analysis tool to inform our climate adaptation strategy. The tool allows us to perform further scenario analyses and test numerous sensitivities to defined variables.
For example, we can analyse the sensitivity to climate risks of certain categories or markets and estimate the impact of the adaptation measures that we have implemented. This marked a pivotal
advancement in integrating climate risk into our strategic planning processes. This year, we updated our modelling data to reflect our latest volumes and growth estimates, and remodelled the chronic risk of water availability, the acute risk of drought, commodity price increases due to climate change and one-off climate-related events.
The precise risks and opportunities that were modelled in our scenario analysis are outlined in the Non-Financial Reporting Boundaries and
Methodologies, pages 4-7.
Water stress, including drought
Under the warming scenarios we modelled, nearly a quarter of our sales will be exposed to increased water stress in both scenarios and timeframes. Under these warming scenarios, the absolute number of sites may not increase significantly, but under both timeframes, those sites affected may suffer even greater shortages of water, which may impact our operations and the health and wellbeing of employees at those sites, as well as local communities.
Analysing the financial impact of drought presents particular challenges due to numerous factors, such as the probability of occurrence, duration of operational suspension and effectiveness of adaptation or contingency measures. We have modelled what we are currently able to through scenario analysis, considered our own assessment of vulnerability and applied highly conservative assumptions (e.g. downtime in all sites due to drought). We have concluded that, by 2030, we do not anticipate drought to have a significant impact on our operations (including key third-party operations) or on our financial position. Beyond 2030, it is more difficult to analyse, given the increased uncertainties inherent in modelling over an extended timeframe. Our models show that adaptation actions are needed, particularly in the period between 2030 and 2050, in order to prevent significant interruption to our operations and supply chain. If no action is taken, it may potentially result in lost sales. In our strategy section below, we outline the interventions we are currently implementing to future-proof our business against drought.
Agricultural raw materials
Agricultural commodity price increases due to climate change are more difficult to estimate, with our models producing highly varied estimates. Climate risk is likely to result in a projected price increase for the majority of our commodities. Our scenario analysis helps us build commodity price risk into our raw material procurement strategies, particularly for crops with unique provenance (e.g. agave and vanilla) or high sensitivity to growing conditions (e.g. hops). Our modelling suggests the biggest risks of price variability in 2030 and again in 2050 are likely to impact agave, sorghum, rice, wheat, dairy and hops. There are considerable differences between models, but the impacts in both 2030 and 2050 may be significant.
Acute weather events
Acute weather events, such as flooding and storms, are the next most likely physical risks to affect our financial performance, given the risk of damage to our sites and disruption to our supply of agricultural ingredients. Although the direct risk to our sites from acute physical events will increase, our scale, global supply footprint and capabilities in resilience management mean we are well-positioned to ensure flooding and storms do not interrupt our overall ability to serve our customers or have a significant financial impact on a global scale.
Heatwaves, wildfires and landslides are also identified as acute physical risks. Their potential financial impact is not modelled in our scenario analysis but adaptations to these risks are planned where they are projected to increase.

Identifying and assessing our transition risks and opportunities
We have performed additional scenario analysis to estimate the financial impact of transition risks and opportunities under a Paris-aligned emissions scenario (RCP2.6). The analysis provided us with a better understanding of our risks and opportunities associated with transitioning to a low-carbon economy. Through this analysis, we have refined our financial estimate and gained further clarity on how to respond.
We identified the risks with the most potential impact by looking at our agricultural inputs, production and packaging, distribution and sales channels. We were able to determine the most important transition risks and opportunities to monitor, including:
•Decarbonisation costs: Changes to our supply chain and production costs, including carbon taxes and related changes to input costs (risk and opportunity).
•Consumer behaviour: Changes in consumer behaviour to favour more sustainable options, e.g. choosing circular products or locally produced brands (risk and opportunity).
•Regulatory changes: Shifts in public policies, e.g. restrictions on packaging, water use, agricultural materials or land that affect our ability to make our products (risk).
•Technology changes: Adopting low-carbon production of our products and packaging, and the associated risk of not doing this fast enough
(risk and opportunity).
Of the risks and opportunities outlined above, the greatest impacts are likely to arise from consumer behaviour and decarbonisation costs. The table on page 49 summarises the physical and transition risks and opportunities we consider the most important.
Quantitative impact of transition risks and
opportunities
Transitioning to a low-carbon economy presents both risks to and opportunities for our business. Through our scenario analysis, we have been able to estimate the impact on our operations and financial condition to 2030, concluding that it is unlikely to be significant over that period, even assuming that we bear changes in production costs.
Packaging is the key transition risk and opportunity
We identified that the key driver of transition risk to 2050 is our use of glass which could contribute to an overall production cost increase.
We noted that lower transport and energy costs would partially mitigate this impact. Extending the analysis to 2050 is subject to many variables and ambiguities and, therefore, substantial uncertainty.
However, it allows us to estimate what a 'worst-case scenario' may look like, based on our best available modelling of cost trajectories.
Our modelling has allowed us to estimate the impact on our operations and the financial condition, after considering some of the possible mitigating actions we plan to take, which can include pricing, improvement in energy use, sourcing and using lighter weight packaging, reducing the carbon intensity of glass production and using returnable or reusable packaging.
The results of the scenario analysis of both physical and transition risks are reflected in our assessment of viability and impairment of tangible and intangible assets (see pages 72-73 and 154).

49	Diageo Form 20-F 2025
Summary of our most important climate risks and opportunities

Risks
Risk description	Water scarcity Increasing water scarcity and water stress affects our ability to continue to source from and produce in water- stressed areas.	Agricultural raw material availability Climate-related impacts on agricultural material availability cause scarcity or price increases.
Category	Physical – chronic	Physical – chronic
Timeframe(1)	Short-term (one to five years), medium-term (five to 10 years) and long-term (10 to 30 years)	Medium-, long-term
Impact (if not mitigated)	Moderate(2)	Moderate(2)
Response examples
•Improvements in water-use efficiency in our operations,
with more ambitious targets at water-stressed sites.
•Water replenishment plans in 100% of water-stressed
areas.
•Collective action activities to improve water security in
Diageo's ‘priority water basins’.
•Nature-based solutions that support climate mitigation,
adaptation and water replenishment.
•Exploring alternative formats and ingredients with
potential to reduce water use.
•Rainwater harvesting, aquifer recharge, dam de-silting.

•Regenerative agriculture adaptations.
•Smallholder farmer support.
•Development of drought-resistant ingredients (e.g.
sorghum, anise and barley varieties).
•Alternative sourcing locations.
•Substitution with alternative crops.
•Increased use of cover cropping.
•Improved water management in agricultural practices.

Risk description	Input costs Policy changes (carbon taxation, shift to renewables) cause increases in input costs.	Consumer behaviour Consumers prioritise purchasing more sustainable products, rejecting those perceived to have a negative environmental impact.
Category	Transition – policy/legal	Transition – market
Timeframe(1)	Short-, medium-term	Short-, medium- and long-term
Impact (if not mitigated)	Moderate(2)	Moderate(2)
Response examples	•Supply chain decarbonisation. •Engaging suppliers in low-carbon technology options for their operations. •Reduced packaging weight.	Increased recycled content in packaging. Developing circular product offerings. Purchasing more sustainably-grown raw materials. Communicating these changes to consumers. Reduced packaging weight.
Opportunities
Opportunity description	Supply chain decarbonisation Reducing our Scope 1, 2 and 3 emissions lowers our exposure to carbon taxes and related costs, and improves our reputation with customers and consumers.	Innovation in sustainable products and packaging Developing more sustainable products meets consumers increasing demands.
Category	Transition – policy/legal	Transition – market
Timeframe(1)	Short-, medium-term	Short-, medium-term
Impact (if not realised)	Moderate(2)	Moderate(2)
Response examples
•Decarbonisation programme and capital investment in our
operations.
•Renewable energy investments.
•Regenerative agriculture programme.
•Collaboration, partnerships and capability building within
our supply chain.

•Innovation to deliver more sustainable products (e.g.
refillable and reusable packaging, alternative packaging
materials).
•Everpour, an innovative new circular keg and
integrated bottle dispense system.

(1)Timeframes chosen align to those used in our scenario analyses, where short-term (one to five years) reflects the typical strategic planning timeframe, medium-term (five to 10 years) includes the timeframe to 2030 and long-term (10 to 30 years) includes the timeframe to 2050.
(2)'Low' impact is defined as having a negligible impact on customer service, or an absorbable disruptive impact on one or more brands. 'Moderate' impact is defined as disruption to production/
supply chain creating an inability to service a small portion of our customer base, the impact of which is manageable; or a significant short-term impact on one or more of our core or local priority brands that is absorbable by the business. 'High' impact is defined as inability to service a significant portion of our customer base, or major reputational damage.
Results of our nature risk assessment
The greatest risk to our agricultural raw material sourcing arises from water scarcity, as much of our agricultural materials are grown in water-
stressed regions. These results aligned with the observations from our climate scenario analysis. The raw materials with the highest relative nature impact
were assessed as agave, broken rice, sugarcane, sorghum and barley.
We are making continuous progress in understanding our nature-related dependencies, impacts, risks and opportunities, while integrating these insights into our broader strategy. Our integrated approach aims to recognise the ways in which taking holistic action on climate change, water stewardship and regenerative agriculture can build resilience.

50	Diageo Form 20-F 2025
PIONEERING GRAIN TO GLASS SUSTAINABILITY continued
Our strategy for grain-to-glass sustainability
Our sustainability strategy acknowledges the breadth of the environmental and social consequences of a changing climate and our dependencies on nature and people. It recognises the interlinkages between climate, nature, agriculture and people, and the connections to our value chain.
Our strategy, underpinned by targets, addresses our most material impacts, risks and opportunities, primarily related to water use and greenhouse gas emissions. The strategy reflects the complexity of the challenges faced by society and the environment and is reviewed regularly as regulations evolve or we gain more information on the timeframe required to address systemic issues, like greenhouse gas emissions. By acting on, delivering and regularly reviewing our commitments, we are enhancing our business resilience while safeguarding our licence to operate and grow.
Whilst the fundamentals of our strategy to preserve water and take a focused approach to greenhouse gas emission reductions have not changed, we undertook a review of the targets we use to measure progress. This review, conducted as part of our regular update of
Science Based Targets initiative (SBTi) targets, resulted in changes to greenhouse gas emission reduction percentages and timeframes to achieve those reductions (summarised on page 53). We also reframed our packaging targets due to both external factors and our growth ambitions, shifting our focus to recycled content of our packaging, with lightweight packaging reporting focused on examples, rather than a formal target.
Our greenhouse gas and water roadmaps outline the projects needed to deliver our targets. These plans are backed by capital investment and are regularly reviewed to build confidence in our ability to deliver our targets. Enhancing and digitising our data has and will continue to provide more insight into what is required to deliver our strategy.
In 2020, we announced the intention to invest $1.2 billion between
2020 and 2030 to accelerate our ambition to preserve water and reduce greenhouse gas emissions, with $358 million invested so far.
After updating our greenhouse gas emission reduction targets, we will be further phasing our investment beyond 2030 and reconsidering the total amount funded by Diageo. The timing and level of future investment are dependent on infrastructure changes and regulation, which we are monitoring. We are committed to optimising scale and returns through partnerships and our own funding.
Integrating nature risk into our climate risk strategy
In alignment with the recommendations of the Taskforce on Nature-
related Financial Disclosures (TNFD), we have commenced assessing our nature-related dependencies, impacts, risks and opportunities and we are building this into our strategic approach on nature. We conducted a nature baseline during fiscal 24, that encompassed our agricultural upstream supply chains, our direct operations and an initial assessment of parts of our packaging supply chain. We identified material pressures across the value chain and estimated our
contribution to environmental impacts. We identified the geographic areas where these could be harmful to nature, using datasets covering four dimensions of nature: land, water, biodiversity and ecosystem services. In fiscal 25, we continued this work to further our understanding of our nature-related dependencies, impacts, risks and opportunities.

Ewan Andrew President Global Supply and Procurement & Chief Sustainability Officer	Daniel Mobley Global Corporate Relations Director

We are proud of the real world impact of our progress so far and have taken forward significant learnings to help us refine our ambition for the future.'	Doing business the right way is at the core of our Growth Ambition. We are accelerating our action on water, delivering impactful change to address our most material environmental risks.'

51	Diageo Form 20-F 2025

Key Sustainability Targets

Water efficiency(1)
Improvement in water use efficiency in water-stressed areas
Year	%
Target by 2030 Reduce water use in our operations with a 40% improvement in water use efficiency	(40)%
2025 cumulative progress	(20.6)%
2024 cumulative progress	(18.5)%
2025 performance Percentage change in water efficiency index from the prior year	(2.6)%

Improvement in water use efficiency across the company
Year	%
Target by 2030 Reduce water use in our operations with a 30% improvement in water use efficiency	(30)%
2025 cumulative progress	(15.8)%
2024 cumulative progress	(12.9)%
2025 performance Percentage change in water efficiency index from the prior year	(3.3)%

Water replenishment(3)
Year	%
Target by 2026 Replenish more water than we use for operations in water-stressed areas	100%
2025 cumulative progress	84%
2024 cumulative progress	70%

Water collective action(1)
Year
Target by 2030 Engage in collective action in all priority water basins to improve water accessibility, availability and quality and contribute to net positive water impact	12
2025 cumulative progress	9
2024 cumulative progress	8

Emissions from our direct operations(2)
Year	%
Target by 2030 Reduce our direct operations greenhouse gas emissions by 50% (Scope 1 and 2)	(50)%
2025 cumulative progress	(18.8)%
2024 cumulative progress	(14.4)%
2025 performance Percentage change in absolute greenhouse gas emissions (direct and indirect greenhouse gas emissions by weight (market/net based) from the prior year	(5.2)%

Emissions from our value chain(2)
Year	%
Target by 2030 Reduce our value chain (Scope 3) greenhouse gas emissions by 26%	(26)%
2025 cumulative progress	(10.2)%
2024 cumulative progress	(11.5)%
2025 performance Percentage change in absolute greenhouse gas emissions (ktCO2e) from the prior year	1.5%

Regenerative agriculture programmes(1)
Year
Target by 2030 Develop regenerative agriculture programmes in five key sourcing landscapes	5
2025 cumulative progress	5
2024 cumulative progress	4

increasing recycled content
Year	%
Target by 2030 Continue our work to increase recycled content in our total packaging (increasing the percentage of recycled content in our packaging to 50%)	50%
2025 cumulative progress	46%
2024 cumulative progress	42%
2025 performance Change in percentage of recycled content in fiscal 25	4%

(1) Baseline year fiscal 20
(2) Baseline year fiscal 22
(3) Baseline year fiscal 16

52	Diageo Form 20-F 2025
PIONEERING GRAIN TO GLASS SUSTAINABILITY continued
Preserve Water for Life
Water is the most important ingredient in our products. It is also a precious shared resource that is facing increasing pressure in many parts of the world due to the impacts of climate change and the competing demands for freshwater resources. As outlined in our physical risk assessment, water stress is our most important climate risk.
Water stewardship forms a key pillar of our 'Spirit of Progress' strategy, contributing to our climate resilience.
Our water strategy, which aims to build resilience and enable growth, has four interdependent pillars that are integrated with other actions to address impacts on climate, nature and people:
Operations: delivering industry-leading water management across our own sites, including improving water-use efficiency in our operations and replenishing the water we use in water-stressed areas.
Supply chain: amplifying water stewardship across our supply chain, focusing on agriculture and partnering with suppliers in priority basins on water replenishment and collective action.
Communities: building resilience in our communities, including providing access to water, sanitation and hygiene (WASH).
Advocacy: driving systemic change, including leading and/or
participating in collective action in our priority water basins to drive positive change.
More information on our refreshed water strategy can be found on our website at www.diageo.com.
In fiscal 25, we advanced our ongoing efforts to extend our water replenishment and collective action programmes to include indirect water use by key third-party operators in our priority water basins. We are increasing the number of these priority water basins to accelerate action, and will incorporate extended collective action and
replenishment targets in fiscal 27.
We also aim to leverage our brands to deliver our goals, such as Don
Julio's support for water replenishment in Jalisco, and increase our engagement with governments to encourage investments and
progressive climate and water policy. Our ambitious actions on water will help to ensure our sites, supply chain and communities build resiliency in a changing climate.

Water efficiency
Our focus on water-stressed areas has continued to deliver strong water-
use efficiency performance with a 2.6% improvement in the water efficiency index versus fiscal 24 and 20.6% improvement since our fiscal 20 baseline.(1) This was primarily driven by efficiency improvement initiatives at our sites in East Africa. In fiscal 25, the volume of water recovered and recycled in water-stressed areas reached approximately 816,000 m3 –
equivalent to 16.4% of the total water used in these areas.
Our performance across the company on water-use efficiency has improved by 3.3% in comparison to the previous fiscal and by 15.8% since our fiscal 20 baseline.(1) This was mainly driven by a range of improvement initiatives delivered in our Scotland distilleries and our Runcorn and St. James' Gate beer sites in addition to the efficiency improvements initiatives from our
East Africa sites.(2)
Innovation and new technologies continue to be essential for achieving our water-use efficiency targets and improving water management.
Through Diageo Sustainable Solutions (DSS) we are continuously looking to identify, test and integrate new technologies into our plans. Last year, we launched a DSS innovation round focused on five water challenges, including efficiency and maximising wastewater value. We have now selected three partners to demonstrate their technologies, one of which has been piloted at one of our sites to test their alternative to reverse osmosis. This complements our ongoing pilot partnership with Aquacycl in our La Primavera site, where we have demonstrated the capability of this technology to be integrated as pretreatment within existing wastewater treatment systems, achieving over 80% removal in biological oxygen demand (BOD).

Previous water efficiency methodology	Fiscal 25	Percentage change compared to fiscal 24	Improvement compared to fiscal 20 baseline
Water use efficiency per litre of product packaged (litres/litre) - across the company	3.98	6.4% improvement	14.5% improvement
Water use efficiency per litre of product packaged (litres/litre) - water-stressed areas	3.25	1.1% improvement	19.6% improvement

Water replenishment
Our water replenishment programme continues to deliver beneficial impact, with another strong year of delivering local water projects. We are on track to reach our fiscal 26 target of replenishing more water than we use for our operations in water-stressed areas. In fiscal 25, we implemented projects that have the annual volumetric replenishment capacity of 3,084,000 m3 of water. Cumulatively we have replenished 84%
of our estimated fiscal 26 volume with projects such as reforestation, wetland restoration, agricultural water supply improvements, leak repair and rainwater harvesting.
In fiscal 25, we completed 30 replenishment projects in 10 countries, cumulatively implementing over 150 projects between fiscal 21 and fiscal 25. In Jalisco, Mexico, we were proud to partner with the local authorities in Atotonilco, where we have two tequila distilleries, to repair local infrastructure which was leaking water. The project will reduce water loss for the community by over 1.73 million m3 of water per year. In Türkiye, we continued to progress agricultural water supply projects, this year providing more water for farming communities in
Mersin’s Gülnar district.
An important part of our approach on water is that it remains people-
centric. We have committed to providing access to clean water, sanitation and hygiene (WASH) in water-stressed communities near our sites and in water-stressed areas that supply our raw materials. In fiscal 23, we reached our 2030 target, meaning all nine of the markets included in our target invested in WASH projects since 2020. We maintain this commitment, investing every year to 2030. For more information, please refer to our ESG Reporting Index.
(1) The water efficiency index across the company and in water-stressed areas was materially impacted by the disposal of Guinness Nigeria PLC. The impacts of Guinness Nigeria PLC on water use efficiency were removed from both the baseline and the performance in the intervening years.
(2) Under the previous water efficiency methodology, water efficiency was measured in litres of water per litre of product packaged (litres/litre). Performance under the previous methodology continues to be measured for long-term incentive programmes (refer to page 123). Under the new methodology, the water efficiency index – across the company was 84.2 and the water efficiency index – water-stressed areas was 79.4 in fiscal 25.

53	Diageo Form 20-F 2025

Water Collective Action
We recognise that businesses need to partner with other water users, non-governmental organisations (NGOs) and governments to build climate resilience and ensure water security. Our collective action programme embraces a collaborative approach towards water
stewardship in our priority water basins across 10 countries.
The collective action programme involves multi-stakeholder
partnerships including other companies, NGOs, public sector
organisations and communities. Together these partnership initiatives aim to pool knowledge, expertise and resources to identify and implement solutions to address shared water challenges.
In fiscal 25, we joined the White Volta Basin Watershed Fund, which aims to enhance water security in the Greater Tamale area in Ghana, where we source raw materials. We also continued to participate in collective action groups in Scotland, Uganda and India, with multiple aims including implementation of nature-based solutions and
advocating for equitable access to water. The percentage of our priority water basins with collective action participation was 75% at the end of fiscal 25 (9 out of 12 basins).
We continue to act as water basin champion in the Santiago Lerma
River Basin in Mexico, where we have driven the transition of Charco
Bendito collective action; the Upper Godavari River Basin in India; and
Kenya’s Upper Tana Basin where our increased investment will extend the Upper Tana-Nairobi Water Fund’s work into new counties.
As basin champion, Diageo commits to providing overall leadership on efforts to rejuvenate selected basins. For example, we have
established a project management office to co-ordinate activities for
The Godavari Initiative in India and played a leading role in transforming the governance and ambition of Charco Bendito in
Mexico, increasing corporate funding and participation from 10 to 12 companies. In Kenya, our cumulative contribution to the Upper Tana-
Nairobi Water Fund from fiscal 24 to date has resulted in over 580,000 trees planted, over 600 water pans constructed to promote rainwater harvesting, 27 drip irrigation kits provided to enhance water-use efficiency and increase yields, 52,500 metres of terraces, 52,500 metres of grass strips and 17,500 metres of permanent river bank buffer strips to promote sustainable land management.
Advocacy
At COP29 in Baku, we were among businesses continuing to call for more action on water and climate resilience. We also attended the UN
SDG Summit in New York and World Water Week in Stockholm to share our ambition and learnings, and advocate for more companies and partners to scale up collaboration. We are members of leading international organisations such as the Water Resilience Coalition and
Alliance for Water Stewardship, and we have strategic partnerships with
WaterAid and The Nature Conservancy that support this call to action.
Our carbon strategy
We are committed to a low-carbon future and following a science-
based approach to drive the pace and scale of change required. In fiscal 25, we continued to reflect on learnings from our first five years tracking against our ‘Spirit of Progress‘ greenhouse gas emissions reductions targets.
Based on those learnings, new targets were approved by the Board and the Science Based Targets initiative (SBTi). They include interim, near-
term targets for direct operations and value chain emissions, as well as long-term net zero(1) targets. Our targets resulted from analysis of all categories of material emissions in our own operations and value chain to reflect the changes in our business since our first submission of SBTi targets in 2021. We also updated our baseline year to fiscal 22 to align to normalised production levels, which were not impacted by the
Covid-19 pandemic and adjusted packaging targets in alignment with our revised value chain emissions reductions targets.
As required by SBTi, we further disaggregated our targets between those which are Forest, Land and Agriculture (FLAG) emissions and other (Non-FLAG) emissions, which we will report on separately in our
ESG Reporting Index.

Target reduction from baseline fiscal 22(2)	Date to achieve	Metric
Reduce our direct operations greenhouse gas emissions by 50% (Scope 1 and 2)	2030	Percentage change in absolute greenhouse gas emissions (direct and indirect greenhouse gas emissions by weight (market/net based))
Become net zero(1) in our direct operations (Scope 1 and 2)	2040
Reduce our value chain (Scope 3) greenhouse gas emissions by 26%	2030	Percentage change in absolute greenhouse gas emissions (ktCO2e)
Become net zero(1) in our full value chain	2050
(1) Net zero emissions are reached when anthropogenic (i.e. human-caused) emissions of greenhouse gases into the atmosphere are balanced by anthropogenic removals over a specified period. A science-based approach to net zero covers emission Scope 1, 2 and 3 with direct abatement of approximately 90% from our emissions baseline and up to 10% of high-quality certified carbon offsets to neutralise hard-to-abate residual emissions to close the gap to zero. Targets are based on our SBTi target boundary.
(2) Fiscal 25 is the first year that we measure progress against our 2022 baseline. Fiscal 24 progress reported has been restated to reflect this new baseline year.

54	Diageo Form 20-F 2025
PIONEERING GRAIN TO GLASS SUSTAINABILITY continued
We refined our decarbonisation roadmaps detailing the measures we will take to reduce greenhouse gas emissions and ensuring that new sites are developed with low emission technologies embedded from the outset. Across our supply chain we are clear on the decarbonisation levers that we control and the solutions that require collaboration with others to progress. In due course, we will be publishing our Climate Transition Plan, which will detail the pathway to achieve our targets, with more detail on the actions we intend to take to meet our ambitions. Our approach to deliver will include:

Scope 1 (5.5%)(1)	Scope 2 (0.1%)(1)	Scope 3 (94.4%)(1)
•Embedding energy efficiency into our processes.
•Switching to renewable electricity, fuel and
heat across our sites.
•Utilising renewable energy certificates,
innovations, partnerships and carbon removals
to close the gap.(1)

•Continuing to switch to renewable electricity.
•Creating additional renewable energy capacity
to power our sites, exporting surplus energy to
the local grid, through on-site developments
and using power purchase agreements.

•For Scope 3 emissions, our strategy includes
three areas:
•Diageo enabled projects: projects where we
have the greatest control and confidence in
delivery.
•Selective engagement: projects that engage
and influence external stakeholders.
•Strategic innovation: projects that bring
disruptive new products and approaches.

We acknowledge that realising this scale of transformation will require partnering for systemic change and delivering decarbonisation solutions in areas outside our direct control. Not all our suppliers and partners are at the same stage, nor is the necessary external infrastructure always available at scale.
We recognise that policy frameworks and market signals are not always incentivising the necessary pace of change across all markets in which we operate.
We are focusing on the areas where we can affect the biggest positive impacts across our value chain, partnering with others and advocating for change to unlock solutions to some of the external challenges we face.

Streamlined Energy and Carbon Reporting (SECR)
	2021	2022	2023	2024	2025
Total Global energy consumption (MWh)	3,123,048	3,299,189	3,267,486	3,296,096	3,289,237
Total UK energy consumption (MWh)	1,050,459	1,078,943	1,223,347	1,259,921	1,244,702
Direct (MWh)	913,581	939,092	1,076,462	1,105,054	1,087,704
Indirect (MWh)	136,878	139,851	146,885	154,867	156,998
Total UK direct and indirect greenhouse gas emissions (kt CO2e)	71	83	134	118	101
Scope 1	71	83	134	118	101
Scope 2	—	—	—	—	—
Market-based (net) intensity ratio of greenhouse gas emissions (g CO2e per litre of packaged product)	119	104	105	94	85

Total direct and indirect greenhouse gas emissions by region by year(2)
Total direct and indirect greenhouse gas emissions by weight (market/net based) (1,000 tonnes CO2e)
Region	2022	2023	2024	2025
North America	100	83	86	77
Europe	144	193	176	162
Asia Pacific	8	6	5	5
Latin America and Caribbean	37	27	9	15
Africa	93	55	51	51
Diageo (total)	382	364	327	310
of which
direct greenhouse gas emissions	376	359	323	306
indirect greenhouse gas emissions	6	5	4	4
(1) This information reflects current management estimates and expectations. It is based on assumptions available at the time of reporting, and both underlying data and future developments may evolve. As a result, our projections and interpretations may change. See pages 47–49 for further details on how climate change may affect Diageo and the actions we are taking to manage and mitigate related risks.
(2) The table covers our market-based direct (Scope 1) and indirect (Scope 2) greenhouse gas emissions.

55	Diageo Form 20-F 2025

Direct operations
In fiscal 25, we decreased greenhouse gas emissions from our direct operations by a further 5.2% versus fiscal 24. Investing in renewable energy and improved energy performance across our global footprint have enabled us to reduce our emissions this year.
We have benefitted from the continued use, and optimised output, from our on-site bioenergy facilities across multiple markets.
Additional purchased liquid biofuel across a number of scotch distillery and malting sites has helped to drive our emission reduction across our direct operations greenhouse gas emissions (Scope 1) this year. The percentage of renewable energy used as a proportion of total energy across our direct operations footprint increased in fiscal 25.
Our energy performance has improved across our largest markets, driving emission savings and enabling decoupling of emissions from production.
Several incremental and continuous improvement projects have delivered positive energy efficiency outcomes, particularly across our brewing and distilling sites. In our scotch footprint, we have successfully implemented a number of heat recovery, process optimisation and insulation projects, improving our energy efficiency. Our breweries in East Africa have continued to optimise their processes and use of bioenergy, resulting in an overall energy efficiency improvement. At our packaging sites in the
United Kingdom, Europe and Australia, electrification of heat, pasteuriser process optimisation and replacement of old equipment has also led to energy efficiency gains.
Our continued reduction of greenhouse gas emissions has driven a cumulative saving of 18.8% in greenhouse gas emissions versus our fiscal 22 baseline. We have delivered these savings through investment in bioenergy plants in East Africa, Scotland and Mexico, with additional savings being delivered through electrification of heat, fuel switching to lower emission alternatives like biofuel or renewable gas and optimising our energy use. We source renewable electricity widely across our portfolio, investing in on-site solutions as well, particularly across sites in Africa and, Latin America and Caribbean which has helped us reduce our indirect greenhouse gas emissions (Scope 2) from our fiscal 22 baseline.

Value chain emissions
In fiscal 25, we continued to review our greenhouse gas emissions inventory and calculation methodologies, adjusting our assumptions to further refine our full greenhouse gas emissions profile. We enhanced our value chain emissions (Scope 3) reporting, ensuring that any material updates, including to emissions factors, were applied across all prior years back to our revised fiscal 22 baseline, in line with our
Non-Financial Reporting Boundaries and Methodologies.
Our updated Scope 3 emissions target represents the weighted average of our targets to reduce Forest, Land and Agriculture (FLAG) and non-
FLAG (energy and industry) emissions. This separation of the emissions target supports prioritisation, and focuses our efforts on where we can make the most impact.
When compared to the prior year, our fiscal 25 Scope 3 emissions increased by 1.5%, which was mainly driven by increased volumes of finished products. This included increases in purchased packaging materials (glass bottles, closures and kegs). Packaging improvements from lightweighting programmes and switching to lower emission formats reduced some of the impact from these increased emissions.
Our logistics and distribution emissions increased between fiscal 24 and
25, corresponding to increased volumes but also impacts from increased distances and emission factor updates.
Our emissions associated with raw material and ingredient purchases also increased slightly.
Our Scope 3 greenhouse gas emissions have decreased by 10.2%
compared to our fiscal 22 baseline. Coupled with volume decreases, progress to our 2030 target has been enabled through packaging sustainability initiatives like lightweighting, format changes and increased recycled content. We have partnered with a number of suppliers to optimise our raw material sourcing and better understand our value chain emissions.
In fiscal 26, we will continue to improve our supplier engagement and our Scope 3 decarbonisation roadmaps, particularly focusing on mapping our FLAG initiatives, targeting areas that deliver emission reductions and value for the business. We recognise that external factors are the driver of Scope 3 emissions, which is why we continue to engage with our key suppliers to enhance our Scope 3 data and to find solutions together.

Moving towards regenerative agricultural sourcing
Businesses have a shared interest in helping to restore the natural resources on which we all depend. We are committed to supporting the economic, social and environmental sustainability of our agricultural supply chains.
In fiscal 25, we reached our target of launching five regenerative agriculture programmes across key sourcing geographies. Our
programmes, which ran through the fiscal, covered agave in Mexico, broken rice in India, barley in Ireland and separately, wheat and barley in the United Kingdom.
We continue to learn from the regenerative agricultural programmes in place, with critical data being gathered to inform an updated strategy to address the dependencies, impacts, risks and opportunities from our agricultural sourcing activities. Sustainable sourcing is a critical lever to reducing carbon emissions, water usage and biodiversity loss. In fiscal 26, we will extend the target to deliver a total of 10 collaborative regenerative agriculture programmes between 2020 and
2030, aiming to address key climate, nature and water risks.

Reducing emissions through packaging improvements
Greenhouse gas emissions from packaging represent 33% of our total
Scope 3 value chain emissions. We are committed to reducing our value chain carbon footprint by increasing our recycled content, reducing single-use packaging, reducing packaging weight and deploying and scaling circular business models.
Given that reducing the absolute weight of our packaging competes with volume growth, we will no longer be reporting against a specific packaging weight reduction target. However, we will continue pursuing lightweighting projects which are good for both the business and emissions reduction, reporting on examples each year. We have also revised our 2030 ambition for recycled content in our packaging to 50%
(previously 60%), based on our latest forecasts for cullet availability.
This year, we further integrated our technical supply, marketing and innovation teams to deliver the triple win: increased value for our consumers, reduced greenhouse gas emissions and improved bottom line performance through cost efficiency or top line growth.

56	Diageo Form 20-F 2025
PIONEERING GRAIN TO GLASS SUSTAINABILITY continued
In fiscal 25, we delivered a number of key projects including:
•Reducing the glass bottle weight of our core size Johnnie Walker
Gold, Green and Double Black Label as well as Baileys and Cîroc brands. This programme delivered an average 15% weight reduction and a total of 5,100 tonnes CO2e savings per annum across all brands in scope.
•Expanding the availability of Smirnoff Ice and Gordon's Space in cans for select markets, providing the opportunity to move away from glass and resulting in 530 tonnes CO2e savings.
•Launching a pilot programme for Johnnie Walker Black Label in a paper bottle, building on previous work for Baileys and employing a different solution as we continue to test and learn from consumer reaction to new packaging formats for spirits.
•Removing excess packaging including gift cartons from Zacapa 23 and optimising the carton design for scotch brands including Johnnie
Walker Gold and Green Label.
We continue to trial and test circular solutions for packaging with
Everpour, our first in-house led bespoke spirits keg and dispense system for the on-trade, with each keg replacing 500 single use 70cl glass bottles.
Increasing recycled content in our packaging
In fiscal 25, we surpassed our recycled content in plastic bottles target.
Our recycled content in plastic bottles was 43% versus a target of 35%
which we had reset in fiscal 24 from 40% due to supply constraints, technical barriers and legislation changes. We overcame these challenges to drive a 21% increase within the year and will continue to plan for incremental improvements in future years.
Our total packaging recycled content inclusion increased to 46% versus our 2030 target of 50%. We continue to see year-on-year improvement across our packaging categories, primarily driven by recycled content in glass bottles.
Increasing glass cullet availability through improved collection and sorting schemes in partnership with our glass vendors continues to be a focus area for the business and we are engaging our key packaging suppliers across a comprehensive range of business objectives.
Sustainability initiatives and the ability to help unlock industry-wide challenges are central to our joint business planning.

57	Diageo Form 20-F 2025
How we have reported consistently with the recommendations of the Task Force on Climate-related
Financial Disclosures (TCFD)
In this year's disclosures, we have complied with the FCA's UK LR6.6.6R (8). Our climate-related financial disclosures are considered to be consistent with the TCFD's recommendations and recommended disclosures, as illustrated in the index below.

TCFD recommendation	Consistency
GOVERNANCE See page 46
a.Describe the board’s oversight of climate-related risks and opportunities.	Yes. See page 46.
b.Describe management’s role in assessing and managing climate-related risks and opportunities.
RISK MANAGEMENT See pages 47-49
a.Describe the organisation’s processes for identifying and assessing climate- related risks.	Yes. See pages 47-49. Having completed comprehensive risk assessments, our focus is now on ensuring appropriate adaptation plans are in place for all risks identified.
b.Describe the organisation’s processes for managing climate-related risks.
c.Describe how processes for identifying, assessing and managing climate- related risks are integrated into the organisation’s overall risk management.
STRATEGY See pages 47-50
a.Describe the climate-related risks and opportunities the organisation has identified over the short-, medium-, and long-term.
We have described risks and opportunities for our business, in all of our owned operating locations and our most important third-party operations, as well as the impact of those risks and opportunities on our strategy. We have modelled the resilience of our strategy under different climate-related scenarios. We have co-developed a scenario analysis tool with climate experts to enable regular updates to our scenario analyses. The precise risks and opportunities that were modelled in our scenario analysis are outlined in the Non-Financial
Reporting Boundaries and Methodologies, pages 4-7.

b.Describe the impact of climate-related risks and opportunities on the organisation’s businesses, strategy and financial planning.
c.Describe the resilience of the organisation’s strategy, taking into consideration different climate-related scenarios, including a 2°C or lower scenario.
METRICS & TARGETS See pages 50-56
a.Disclose the metrics used by the organisation to assess climate-related risks and opportunities in line with its strategy and risk management process.	Yes. See pages 50-56.
b.Disclose Scope 1, Scope 2 and, if appropriate, Scope 3 greenhouse gas (GHG) emissions and the related risks.
Yes, for Scope 1 and 2 see page 51 and 53-55. For Scope 3 see our
ESG Reporting Index on page 41. We are continually enhancing our
Scope 3 GHG emissions footprint through supplier engagement and refining our data granularity in line with GHG accounting standards.

c.Describe the targets used by the organisation to manage climate-related risks and opportunities and performance against targets.	Yes. See pages 50-56.

58	Diageo Form 20-F 2025
CHAMPION INCLUSION AND DIVERSITY

Champion inclusion and diversity

Championing inclusion and diversity helps us drive performance, and is crucial to our purpose of ‘celebrating life, every day, everywhere’.
Key Ambitions(1, 2, 3)

Gender representation of our leadership
2030 Ambition Champion gender diversity, with an ambition to achieve 50% representation of women in leadership roles by 2030					50%
Role	Men	%	Women	%	Total
Leadership population (3)	335	57%	256	43%	591

Ethnic representation of our leadership(4)
2030 Ambition Champion ethnic diversity, with an ambition to increase representation of leaders from ethnically diverse backgrounds to 45% by 2030								45%
Ethnically diverse	%	Non- ethnically diverse	%	Decline to self identify	%	Not disclosed	%	Total
265	46%	272	48%	17	3%	17	3%	571

(1) Statements on representation should be considered an ambition for Diageo, not a target.
(2) This data is calculated as an average across the four quarters of fiscal 25.
(3) Leadership population encompasses the Executive Committee and senior managers.
(4) 20 leaders are based in countries that do not collect ethnicity data. As such, these leaders are not in scope.
For more details, see the Non-Financial Reporting Boundaries and Methodologies on our website.

Building a thriving and inclusive hospitality industry
Year	Number of people reached
2030 Ambition Provide business and hospitality skills to 200,000 people, increasing employability and improving livelihoods through Learning for Life and our other skills programmes	200k
2025 cumulative progress	133k
2024 cumulative progress	98k

For more details, see the website www.diageo.com.
At Diageo, our purpose is to ‘celebrate life, every day, everywhere’ –
we want everyone to feel invited and included. We believe that inclusivity is not just the right thing to do, it makes good business sense. We remain committed to our ‘Spirit of Progress‘ ambitions, recognising the need to continually evolve, whilst reinforcing our commitment to advancing inclusion and cultural transformation, so every employee can thrive.
As a global business with stretching growth ambitions, it is imperative we employ the most talented and diverse teams and create a truly inclusive culture to help us reach and appeal to the broadest range of consumers who enjoy our brands. We look to champion inclusion and diversity across our entire business – with our people, through our value chain, across our brands and within the communities in which we operate.
A culture that supports all
We believe everyone should work in an environment where they are empowered, respected and their contributions are valued. In our most recent survey, 83% (fiscal 24: 81%) of employees would recommend
Diageo as a great place to work, and 85% (fiscal 24: 83%) agreed that people from different backgrounds can be themselves and thrive.
Building an inclusive culture through policies and
practices
In recent years, we have developed policies and practices to support employees at various life stages, partnering with employee resource groups (ERGs) and external experts. In fiscal 25, we expanded our
'Carers Leave' policy to 30 countries across Asia Pacific, Latin America and Caribbean, and North America, offering 10 days of paid leave for dependent care. Over 470 employees utilised more than 1,500 days in fiscal 25. Our long-standing Family Leave Policy remains well-adopted, with over 1,400 parents using it in fiscal 25. We are proud to have received external recognition in Hungary, North America, and the
United Kingdom as a top employer for parental benefits. In partnership with our employees and the Spirited Women Network, we continue to strengthen our approach to ensure a smooth and inclusive return-to-
work experience for all.
This fiscal, the 'Fertility Support Guidelines’ providing paid leave to assist all employees undergoing fertility treatment, were extended to
Australia, Caribbean and Central America (CCA), and Middle East and
North Africa (MENA) markets. We also refreshed and revised our
‘Global Disability Inclusion’ guidelines to include broader emphasis on
Universal Design Principles to improve accessibility, usability and inclusivity in our digital and physical spaces.
We remain committed to creating an age-positive environment where all employees can feel valued at each life stage. In fiscal 25, we piloted an age inclusion initiative within our Scotland Supply Chain and
Procurement business, engaging employees through surveys and focus groups. Additionally, 60 employees participated in a 12-week self-paced life coaching programme, delivered in partnership with our external partner, 55/Redefined, providing valuable insights to better support colleagues in later career stages.
Supporting female talent for the future
Since setting our 2030 ambition in 2020 to reach 50% women in leadership, we have increased representation from 39% to 43%. This reflects our long-term commitment to building a more inclusive leadership team. We are investing in the next generation of female leaders, with a focus on underrepresented functions such as
commercial, digital, general management and supply, particularly across countries in Africa and Asia Pacific, where local cultural norms have created disadvantages.
Our commitment to sustainable progress is underpinned by focused talent development and succession planning. Our ‘Horizons’
programme accelerates emerging general managers, with a goal of at least 50% female participation. In Latin America and Caribbean,
‘Striding Women’ provides coaching and leadership training, and in
Africa, 23 women graduated from the ‘BLOOM’ programme, delivered in partnership with Strathmore University to prepare women for future senior roles.
In the 2025 FTSE Women Leader Review, Diageo ranked fourth overall in the FTSE 100 for combined executive and executive direct report roles held by women, up from eighth in 2024. This progress highlights our continued commitment to advancing gender equality in leadership.
Supporting our ethnically diverse talent for the future
We are proud for a second consecutive year to have maintained 46%
ethnically diverse leadership representation, surpassing our 2030 goal.
We achieved this through 46% of internal promotions and 54% of external appointments into the leadership cohort being ethnically diverse in fiscal
25. We are proud to continue participating in the Parker Review Report

59	Diageo Form 20-F 2025

STRATEGIC REPORT	GOVERNANCE report	FINANCIAL STATEMENTS	ADDITIONAL INFORMATI ON
2025, where Diageo stands out for its strong ethnic diversity at both
Board and senior leadership levels, significantly surpassing the FTSE 100 average. Our people continue to demonstrate their commitment to our inclusion journey by voluntarily sharing information about how they self-
identify their ethnic background. We are proud that 97% of our leadership population and 72% of all employees, in the markets where data collection is live, have completed the ethnicity field. We continue to drive local initiatives to cultivate leadership pipelines. In Brazil, more than 120 Diageo employees took part in the cross-industry MOVER programme benefiting from leadership capability build, mentoring and postgraduate scholarships. Of the cohort, 62% identified as Pardo, 38% as
Black and 6% as disabled. In Ireland, fiscal 25 marked the third annual
World Culture Day, led by the REACH (Race, Ethnicity and Cultural
Heritage) Network, celebrating the market’s rich diversity with representation of more than 15 nationalities.
Leveraging the power of our Resource Groups locally
We empower our people to drive inclusion and diversity through over
60 global Employee Resource Groups (ERGs). These ERGs continue to grow in influence, shaping strategy, policy and brand campaigns.
Sponsored by senior leaders and open to all, ERGs spark meaningful conversations and engagement across our business. With more than 20
ERGs focused on advancing gender equality, including three dedicated specifically to engaging men across Africa, we continue to drive inclusive dialogue and meaningful action. Our 2025 International
Women’s Day celebrations embraced the theme ‘Rights. Equality.
Empowerment. For ALL,’ with three global sessions attracting nearly
2,000 live participants and over 30 local activations across the month of March. This year, our South East Asia chapter hosted conversations on masculinity and breaking gender stereotypes; and in Tanzania’s
B.R.E.W. (Brotherhood, Responsibility, Equality and Wellness) Network
expanded its reach, deepening its focus on men’s holistic growth and inclusive leadership.
Promoting inclusivity through our value chain
We strive to have a positive impact on society and promote sustainable growth by providing resources, learning and livelihood opportunities for communities where we source, make and sell our brands. All our programmes are ‘inclusive by design’ aiming for 50% of beneficiaries to be women, whilst also adopting inclusive recruitment practices, providing training content and accessibility, as well as dedicated modules on inclusion and diversity.
In fiscal 25, Learning for Life (L4L), our business and hospitality skills programme for people from under-represented groups, reached 35,000 people in 34 countries and over 50% of them were women. In the fiscal, we assessed and enhanced our programme controls to improve programme quality, impact and reporting globally and fostered new partnerships to increase employment rates upon graduation.
Where we provided Water Sanitation and Hygiene (WASH) to
communities in water-stressed markets, we partnered with leading
NGOs to ensure equal representation on WASH committees. These committees facilitate community dialogues to tackle social norms that prevent women’s equal access to and agency over WASH. This year more than 50% of WASH committee members were women.
We continued to expand our inclusive approach to supporting
smallholder farmers in Kenya, Tanzania and Ghana, providing equal access to agricultural training and resources for women, youth and people with disabilities, building their economic and environmental resilience and strengthening our supply chain.
Championing a diverse supply chain
In fiscal 25, we have grown our diverse supplier base across 28 countries, actively engaging with over 930 diverse suppliers, more than
60% of them being women-owned. We continue to champion inclusion across our value chain, working with organisations like WEConnect
International and OutBritain, to identify, connect with and grow diverse suppliers. This year, we also partnered with the World
Federation of Advertising to launch a supplier diversity playbook, offering guidance for marketing leaders on inclusive procurement strategies. More information can be found in our ESG Reporting Index.
Creating an inclusive and thriving hospitality industry
Through Diageo Bar Academy, we aim to foster a thriving and inclusive hospitality sector that works for all. In fiscal 25, we continued to provide highly accessible educational resources and training. Our resources are designed to help hospitality workers meet guests'
expectations, upskill new hires and support their career progression and wellbeing. We led dedicated training and mentoring sessions in areas where we see opportunities to support women's advancement within the hospitality sector.
Inclusive marketing: Good for society and good for business
We craft and market our products for everyone (Legal Drinking Age+)
and, through our advertising, we want our brands to reflect all consumers around the world. As one of the world’s largest advertisers, we’re committed to ensuring that everyone, from script to screen, sees themselves represented, and we continue to play our role to make mainstream media more inclusive. In fiscal 25, we made significant advancements to improve the accessibility of our content, and developed and scaled training for our marketing teams and agency partners. We further embedded inclusion into our Guinness Six Nations campaigns with expanded live audio description, sign language commentary and additional in-stadium accessibility. This includes the use of the ‘Field of Vision’ devices to enhance the live experience for blind and visually impaired fans. With Guinness, we announced a collaboration with IDA Sports to create the first-ever soft ground boot engineered for female athletes. We also partnered with 'She Said So', a non-profit organisation committed to gender equality within the music industry. Johnnie Walker worked on the campaign 'Pass the Mic' with
WE ARE Pi, which celebrates female game changers in hip-hop.

Louise Prashad Chief HR Officer

We are proud of our progress over many decades in championing inclusion and diversity with our brands, communities and workforce, and we want to continue to build on our strong foundations.'

60	Diageo Form 20-F 2025
OUR ESG REPORTING APPROACH
Our ESG reporting approach
Reporting transparently on the ESG issues that affect our business, and that our business contributes to, plays a vital role in delivering our strategy.
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
The non-financial reporting space is evolving quickly. We are committed to continually evaluating and improving our approach and to actively tracking emerging ESG reporting regulations, frameworks and good practice. Since launching our ‘Spirit of Progress’ ESG action plan, we have set out to help create a more inclusive and sustainable world, creating a positive impact in our company, and for our society.
How we report to our stakeholders – our reporting suite

DIAGEO
The perfect blend of people and brands
As one of the world's best brand builders, we're proud to be leading the way in premium drinks – the most exciting consumer products category.
Our Business

Annual Report Where we present
our most material disclosures and
describe how our strategy delivers
value for our business and other
stakeholders. Performance
against our most material targets
is integrated into the relevant
focus area sections.

ESG Reporting Index Where we
provide additional disclosures in
line with the GRI (Global
Reporting Initiative) Standards,
our materiality assessment and
our response to the Sustainability
Accounting Standards Board
(SASB). We also consider the
UNGC requirements in our
ESG reporting.

Non-Financial Reporting
Boundaries and Methodologies
Where we provide information on
the boundaries and calculations
applied to derive information set
out in the Annual Report and the
ESG Reporting Index.
Diageo.com Where, through the ‘Spirit of Progress‘ section, we give more details of our approach and performance, with examples of our strategy in action.
Who are our stakeholders? Everyone who is affected by our business, and everyone who affects it, is a stakeholder. A detailed description of our stakeholder engagement process is on pages 86-93 of this Annual Report.
This non-financial and sustainability information statement provided on pages 61-62 provides an overview of topics and related reporting references in our external reporting as required by sections 414CA and 414CB of the Companies Act 2006.

61	Diageo Form 20-F 2025
Non-financial and sustainability information statement

Reporting requirement as per Companies Act 2006 414CA and 414CB	Focus area	Read more in Diageo's reports	Relevant policies, standards or documents	Page reference
Environmental matters
1(a) environmental matters (including the impact of the company’s business on the environment)	Pioneering grain to glass sustainability
•Doing business the right way,
from grain to glass
•Risk Management – Identifying
climate risks and opportunities
•Climate change resilience
•Identifying and assessing our
physical risks
•Identifying and assessing our
transition risks and opportunities
•Summary of our most important
climate risks and opportunities
•Our strategy for grain-to-glass
sustainability
•How we have reported
consistently with the
recommendations of the Task
Force on Climate-related
Financial Disclosures (TCFD)

•Global Environment Policy(1)
•Sustainable Agriculture
Guidelines(1)
•Sustainable Packaging
Commitments(1)
•Partnering with Suppliers
Standard(1)
•Deforestation Guidelines(4)
•Water Stewardship Strategy(4)
•Reinventing Packaging
Strategy(4)
p.36-37 p.46-57
Our people
1(b) the company’s employees	Our people and culture
•Highly engaged talent
Growing our talent
Continuing to evolve our culture
Enabling our people to thrive
Champion inclusion and diversity
•Gender and ethnic
representation of our leadership
•Promoting inclusivity through our
value chain
•Championing a diverse supply
chain
•Inclusive marketing: Good for
society and good for business
			Code of Business Conduct(2) Great Britain/Scotland and Republic of Ireland Gender Pay Gap Report 2024(4) Global Human Rights Policy(1) Directors' Remuneration Policy(4) Board Diversity Policy(4)	p.40-41
	Champion inclusion and diversity			p.58-59
	Health and safety	•Embedding a culture of health and safety •Empowering responsibility: Fostering a safe work environment •Continuous improvement initiatives	•Global Health, Safety and Wellbeing Policy(1)	p.42-43
1(c) social matters	Promote positive drinking	•Education to tackle harmful drinking •Promoting moderation through aspiration and choice •Advocating improved laws and industry standards •Marketing in a responsible way	Global Marketing and Digital Marketing Policy(1) Global Employee Alcohol Policy(1)	p.44-45
Human rights
1(d) respect for human rights	Business integrity and Human rights	Standing up for human rights	•Global Human Rights Policy(1) •Modern Slavery Statement(3) •Global Brand Promoter Standard(1) •Privacy Policy(1)	p.38-39
Anti-bribery and corruption
1(e) anti-corruption and anti-bribery matters	Business integrity and Human rights, Doing business the right way	•Business integrity •Code of Business Conduct (Our Code) •Encouraging people to speak up •Managing third-party risks	•Code of Business Conduct(2) •Data Privacy Policy(4) •Global Information Management and Security Policy(4) •Countering Corruption Policy(1) •Competition and Antitrust Policy(1)	p.38-39

62	Diageo Form 20-F 2025
OUR ESG REPORTING APPROACH continued

Reporting requirement as per Companies Act 2006 414CA and 414CB	Focus area	Read more in Diageo's reports	Relevant policies, standards or documents	Page reference
Business model
2(a) a brief description of the company’s business model	Diageo's business model	•Strategic Report •Our principal risks and risk management •Stakeholder engagement		p1-15 p.63-71 p.86-93
Risk management
2(d) a description of the principal risks relating to the matters mentioned in subsection	Our principal risks and risk management	Effective risk management Our principal risks and risk management	•Risk Management Standard(4) Business Continuity Management Standard(4)	p.63-71
	Viability statement	Viability statement		p.72-73
Non-financial performance
2(e) a description of the non-financial key performance indicators relevant to the company’s business	Monitoring performance and progress	Non-financial performance ‘Spirit of Progress’ Key Sustainability Targets		p.18-19 p.36-60 p.51
Climate-related financial disclosures as required by sections 414CA and 414CB of the Companies Act 2006
(a) description of the company’s governance arrangements in relation to assessing and managing climate-related risks and opportunities;	Pioneering grain to glass sustainability	•Governance (Pioneering grain to glass sustainability)	See above, under Environmental matters	p.46
(b) a description of how the company identifies, assesses, and manages climate-related risks and opportunities;		•Risk Management – Identifying climate risks and opportunities		p.47-49
(c) a description of how processes for identifying, assessing, and managing climate-related risks are integrated into the company’s overall risk management process;		•Effective risk management •Risk Management – Identifying climate risks and opportunities		p.63-71 p.47-49
(d) a description of — (i) the principal climate-related risks and opportunities arising in connection with the company’s operations, and		•Effective risk management: •Risk Management – Identifying climate risks and opportunities		p.63-71 p.47-49
(d) a description of — (ii) the time periods by reference to which those risks and opportunities are assessed;		•Risk Management – Identifying climate risks and opportunities •Quantitative impact of transition risks and opportunities		p.47-49
(e) a description of the actual and potential impacts of the principal climate-related risks and opportunities on the company’s business model and strategy;		•Risk Management – Identifying climate risks and opportunities •Identifying and assessing our transitions risks and opportunities		p.47-49
(f) an analysis of the resilience of the company’s business model and strategy, taking into consideration different climate-related scenarios;		•Climate change resilience •Viability statement •Scenario analysis of physical and transition risks (in the Non- Financial Reporting Boundaries and Methodologies)		p.47-49 p.72-73 p.4-7
(g) a description of the targets used by the company to manage climate- related risks and to realise climate- related opportunities and of performance against those targets; and		•Our strategy for grain-to-glass sustainability •Key Sustainability Targets		p.50-56 p.51
(h) a description of the key
performance indicators used to assess
progress against targets used to
manage climate-related risks and
realise climate-related opportunities
and of the calculations on which those
key performance indicators are based
		•Our strategy for grain-to-glass sustainability •Key Sustainability Targets		p.50-56 p.51
(1)https://www.diageo.com/en/our-business/corporate-governance/code-of-business-conduct/policies-and-standards
(2)https://www.diageo.com/en/our-business/corporate-governance/code-of-business-conduct
(3)https://www.diageo.com/en/esg/doing-business-the-right-way/modern-slavery-statement
(4)Externally published documents on different subsites

63	Diageo Form 20-F 2025
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
Risks related to the global economy
Diageo’s business has been and may, in the future, be adversely impacted by unfavourable economic, political, social or other developments and risks (including those resulting from a public health threat, increases in geopolitical instability, including in relation to Russia’s invasion of Ukraine and conflicts in the Middle East, tariffs and/or inflationary pressures) in the countries in which it operates
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
The markets in which Diageo operates have been significantly impacted, and could be impacted in the future, by public health threats, such as the Covid-19 pandemic. Similarly, Russia’s invasion of Ukraine and the ongoing conflicts in the Middle East have, among other things, resulted in elevated geopolitical instability and economic volatility. The economic volatility attributable to these conflicts is part of, and contributing to, a larger trend of rising costs of living, which has had and may continue to have a significant adverse effect on economic activity that could have a material adverse impact on Diageo’s business, financial condition, results of operations and/or the price of Diageo’s securities.
Any future significant deterioration in economic conditions globally or in any of Diageo’s key markets, including economic slowdowns, global, regional or local recessions or depressions, currency instability, increased unemployment levels, new or increased custom duties, tariffs and/or other tax rates, increased inflationary pressures and/or disruptions to credit and capital markets, could lead to eroded consumer confidence and decreased consumer spending more generally, which in turn could reduce consumer demand for Diageo’s products. Unfavourable economic conditions could also negatively impact Diageo’s customers, distributors, suppliers, and financial counterparties, who may experience cash flow problems, increased credit defaults, decreases in disposable income or other financial issues, which could lead to changes to ordinary customer stocking patterns, including destocking or stocking ahead of potential price increases as well as an increase in Diageo’s bad debt expense. In addition, volatility in the capital and credit markets caused by unfavourable economic developments and uncertainties, including the heightened geopolitical instability caused by
Russia’s invasion of Ukraine, the conflict in the Middle East, and/or inflationary pressures, could result in a reduction in the availability of, or a further increase in the cost of, financing to Diageo.

64	Diageo Form 20-F 2025
Diageo’s business could also be affected by other economic developments such as fluctuations in currency exchange rates, the imposition of any import, investment or currency restrictions (including the potential impact of any global, regional or local trade wars or any tariffs, customs duties or other restrictions or barriers imposed on the import or export of goods between territories, including but not limited to, imports into and exports from the United States, China, the United Kingdom and/or the European
Union), the imposition of economic or trade sanctions, or any restrictions on the repatriation of earnings and capital. For example, the
United States has announced and/or implemented significant new tariffs on imports into the United States, including a baseline 10%
tariff on most goods imported from most countries, which has prompted retaliatory tariffs by a number of countries (e.g. in March
2025, several Canadian provinces removed all American beverage alcohol from store shelves, in response to the United States announcing a 25% tariff on goods imported from Canada). If maintained, the recently announced tariffs, and any tariffs to be announced in the future by the United States, could result in further retaliatory measures and an escalation of trade disputes which could pose a significant risk to Diageo’s business, including an increase to the cost of Diageo’s products and, to the extent Diageo absorbs the costs of tariffs and does not pass them through to customers, higher cost of goods sold and decreased profit and margins.
The extent and duration of the tariffs and the resulting impact on general economic conditions and on Diageo’s business are uncertain and depend on various factors, including negotiations between the United States and affected countries, the responses of other countries or regions, deferments, exemptions or exclusions that may be granted, availability and cost of alternative sources of supply, and demand for Diageo’s product in affected markets. Further, actions Diageo takes to adapt to new tariffs or trade restrictions may cause Diageo to modify operations or forgo business opportunities. Tariffs and import and export regulations could also limit the availability of Diageo’s products, prompt consumers to seek alternative products and provide an opportunity for competitors not subject to such tariffs to establish a presence in markets where Diageo conducts business.  Any of these developments may have a material adverse effect on Diageo’s financial performance.
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
Many of the above risks are heightened, or occur more frequently, in emerging markets, such as Colombia, Kenya and Mexico. In general, emerging markets are also exposed to relatively higher risks attributable to unstable governments, corruption, crime and lack of law enforcement, undeveloped or biased legal systems, expropriation of assets, sovereign default, military conflicts, liquidity constraints, inflation, devaluation, price volatility and currency convertibility issues, as well as other legal and regulatory risks and uncertainties. Developments in emerging markets can affect Diageo’s ability to import or export products and to repatriate funds, as well as impact levels of consumer demand (for example, in duty-free outlets at airports or in on-trade premises in affected regions)
and therefore Diageo’s levels of sales or profitability. Any of these factors may affect Diageo disproportionately or in a different manner from its competitors, depending on Diageo’s specific exposure to any particular emerging market, and could have a material adverse effect on Diageo’s business and financial results.
Climate change, or legal, regulatory or market measures to address climate change or other environmental concerns, may negatively affect Diageo’s business or operations, and water scarcity or water quality issues could negatively impact Diageo’s production costs and capacity
Climate change is occurring around the world as a result of carbon dioxide and other greenhouse gases in the atmosphere having an adverse effect on global temperatures, weather patterns and the frequency and severity of extreme weather-related events and disasters. To the extent that weather patterns and climate change, or legal, regulatory or market measures enacted to address such climate change or other environmental concerns, have a negative effect on agricultural productivity in the various regions from which
Diageo procures its raw materials, Diageo may be subject to decreased availability of, or increased prices for, a number of raw materials that are necessary in the production of Diageo’s products, including wheat, maize, barley, sugar cane/molasses, vanilla, agave, rice, grapes, sorghum, and aniseed. Severe weather events or changes in the frequency or intensity of weather events could also pose physical risks to Diageo’s production facilities, impair Diageo’s production operations or disrupt Diageo’s supply chain, which may affect production operations, delivery of its products to customers and insurance costs and coverage. For example, a number of Diageo’s distilleries in Scotland are in lower coastal areas and, as a result, may suffer disruption due to coastal flooding and/or storms, such as Storm Eowyn which caused minor disruptions. Climate change and geographic limitations related to the production may also expose Diageo to water scarcity and quality risks due to the water required to produce its products, including water consumed in the agricultural supply chain. If climate change leads to droughts or water over-exploitation or has a negative effect on water availability or quality in areas that are part of Diageo’s supply chain, the price of water may increase in certain areas and certain jurisdictions may adopt regulations restricting the use of water or enact other unfavourable changes.

65	Diageo Form 20-F 2025
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
Diageo is also required to report greenhouse gas emissions, energy usage data and related environmental information to a variety of entities, and comply with the European Union Emissions Trading Scheme. Regulators in various jurisdictions, including Europe, the
United States and the United Kingdom, have focused efforts on increased disclosures related to ESG matters, including climate change and mitigation efforts. These regulations, in particular the Corporate Sustainability Reporting Directive and the Corporate
Sustainability Due Diligence Directive, have expanded the nature, scope and complexity of matters that companies are required to control, assess and report. This will require Diageo to make additional investments and implement new practices and reporting processes, and will entail additional compliance risk. Disparate and evolving standards for identifying, measuring and reporting ESG metrics, including ESG-related disclosures that may be required by the UK Financial Conduct Authority, US and European regulators and other regulatory bodies, will likely increase compliance burdens and associated regulatory and reporting costs and complexity significantly. Furthermore, while ESG reporting has improved, data remains of limited quality and consistency and is more uncertain than historical financial information. ESG data, methodologies and standards may evolve over time in line with market practice, regulation, or owing to scientific developments. The use of inconsistent or incomplete data and models could result in sub-optimal decision making. If Diageo is unable to accurately measure and disclose required data in a timely manner, it could be subject to penalties in certain jurisdictions.
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
ability to effectively service its customers and consumers with the required agility, thereby threatening market share, revenue, profitability and growth ambitions. While Diageo is focused on expanding its digital platforms and effectively using technology in its supply chains, there is no guarantee that these efforts will help Diageo gain and/or maintain a competitive advantage over its peers.

66	Diageo Form 20-F 2025
Consumer preferences on a global, regional and/or local scale may shift due to a variety of factors, including changes in demographics, evolving social trends (including any shifts in consumer tastes towards at-home consumption occasions, premiumisation, small-batch craft alcohol, lower or no alcohol beverages, THC and hemp-based THC beverages or other alternative products), increased use of GLP-1 medications (which may have the effect of reducing alcohol consumption in certain customers), changes in travel, holiday or leisure activity patterns, weather conditions, public health regulations and/or health and wellness concerns, any or all of which may reduce consumers’ willingness to purchase beverage alcohol products from large producers such as
Diageo or at all. There is also a risk to Diageo’s brands emerging from consumers making brand choices that reflect their increasingly polarised socio- political views, including with respect to ESG matters. The market share, profitability and growth ambitions of
Diageo’s brands, as well as Diageo’s reputation more generally, could also be adversely affected by any failure by Diageo to service its customers and consumers with the required agility or to provide consistent, reliable quality in its products or in its service levels to customers.
Economic pressures in the markets Diageo serves may also reduce consumer demand for Diageo’s products. In particular, rising costs of living have negatively impacted the spending habits of consumers in various markets which Diageo serves and have caused some consumers to choose products which have lower price points, including those of Diageo’s competitors. Changes in consumers’
spending habits due to rising costs of living have had and may continue to have an adverse effect on Diageo’s business and financial results.
In addition, the social acceptability of Diageo’s products may decline due to regulatory action, negative publicity surrounding, and/
or public concerns about, alcohol consumption. For example, a number of jurisdictions, such as Canada and the United States, are updating their guidance around alcohol. Such anti-alcohol publicity or sentiment could also result in regulatory action, litigation or customer complaints against companies in the beverage alcohol industry and have an adverse effect on Diageo’s business and financial results.
Diageo’s business has historically benefitted from the launch of new-to-world products or variants of existing brands (with recent examples including premium ready-to-serve cocktails, such as The Cocktail Collection, and Johnnie Walker Black Ruby), and
continuing product innovation and the creation of extensions to existing brands remain significant elements of Diageo’s growth plans.
The launch and ongoing success of new-to-world products or global brand extensions is inherently uncertain, especially with respect to such products’ initial and continuing appeal to consumers. Similarly, brands or ventures that Diageo acquires may not deliver the expected benefits and/or may not scale as expected. The failure to successfully launch a new product or an extension of an existing brand, or to maintain the product’s initial popularity, can give rise to inventory write-offs and other costs, as well as negatively impact the consumer perception of and thus the growth of an existing brand. There can be no assurance of Diageo’s continuing ability to develop and launch successful new products or variants of existing products, or to ensure or extend the profitable lifespan of its existing products.
Diageo is subject to tax uncertainties, including changes in tax obligations, tax laws, regulations and interpretations, as well as enforcement actions by tax authorities
Changes in the political and economic climate have resulted in an increased focus on tax collection in recent years, leading to greater uncertainty for multinational companies such as Diageo. In recent years, tax authorities have shown an increased appetite to challenge the methodology used by multinational enterprises, even where a company complies with international best practice guidelines. Changes in tax law (including tax rates), tax treaties, accounting policies and accounting standards, including as a result of the Organisation for Economic Co-operation and Development’s review of base erosion and profit shifting and the European Union’s anti-tax abuse measures, combined with increased investments by governments in the digitisation of tax administration, could also result in increased levels of audit activity, investigations, litigation or other actions by relevant tax authorities and increased complexity of data requirements and compliance processes. Diageo also operates in a large number of jurisdictions with complex tax and legislative regimes and whose related laws and regulations are open to subjective interpretation. These countries include Brazil,
India and countries in East Africa, where Diageo is currently involved in a large number of tax cases, including some cases that could potentially create significant exposures or liability for Diageo. Diageo may be subject to further future tax assessments in these jurisdictions based on the same or similar matters.
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
taxes, or the imposition of new taxes, have had and could continue to have a material adverse impact on Diageo’s revenue from sales or its margin, either through reducing the overall level of beverage alcohol consumption, having a disproportionate impact on certain categories and/or by encouraging consumers to switch to lower-taxed categories of beverage alcohol.

67	Diageo Form 20-F 2025
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
Diageo is subject to litigation specifically directed at the beverage alcohol industry, as well as to other litigation
Diageo and other companies operating in the beverage alcohol industry are, from time to time, exposed to class action or other private or governmental litigation and claims relating to product liability, alcohol marketing, advertising or distribution practices, alcohol abuse problems or other health consequences arising from the consumption or misuse of alcohol, including underage drinking.
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
Diageo’s operations are subject to extensive regulatory requirements relating to production, distribution, importation, marketing, advertising, sales, pricing, labelling, packaging, product liability, antitrust, labour, pensions, compliance and control systems, and environmental issues. Changes in any such applicable laws, regulations or governmental or regulatory policies and/or practices could cause Diageo to incur material additional costs or liabilities that could adversely affect its business. In particular, governmental bodies in jurisdictions where Diageo operates may impose new product, production or labelling requirements, limitations on the marketing, advertising and/or promotion activities used to market beverage alcohol, restrictions on retail outlets, restrictions on importation and distribution or other restrictions on the locations or occasions where beverage alcohol is sold which directly or indirectly limit the sales of Diageo products. For example, in January 2025, the United States’ outgoing Surgeon General issued an advisory recommending that labels on beverage alcohol products include increased and more prominent warnings regarding the health risks of alcohol consumption. Additionally, Ireland passed a law requiring new health warning labels on alcohol beverage products. Regulatory authorities under whose laws Diageo operates may also have enforcement power that can subject the group to actions such as product recalls, product seizures or other sanctions which could have an adverse effect on Diageo’s sales or damage its reputation.
Diageo is also subject to antitrust and competition laws in many of the jurisdictions in which it operates. In a number of these jurisdictions, there has been an increase in the enforcement of these laws during recent years. For example, heightened regulatory scrutiny due to macroeconomic volatility is impacting competition within consumer goods sectors, leading to increased dawn raids and investigations in Europe, Africa and India, with structured collaborations posing additional risks. Should this trend continue, this may, among other things, result in increased regulatory scrutiny of Diageo, potential reputational damage and/or increased costs related to compliance.

68	Diageo Form 20-F 2025
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
Any failure by Diageo to comply with anti-corruption laws, anti-money laundering laws, economic sanctions laws, trade restrictions or similar laws or regulations, or any failure of Diageo’s related internal policies and procedures designed to comply with applicable law, may have a material adverse effect on Diageo’s business and financial results, Diageo's reputation and the price of Diageo' securities
Diageo produces and markets its products on a global scale, including in certain countries that, as a result of political and economic instability, a lack of well-developed legal systems and/or potentially corrupt business environments, have a higher level of corruption risk than other countries. There is enhanced scrutiny and enforcement by regulators in many jurisdictions of anti- corruption laws, including pursuant to the US Foreign Corrupt Practices Act of 1977, the UK Bribery Act 2010, and certain jurisdictions’ equivalent local laws. Such enforcement has been enhanced by applicable regulations in the United States, which offer substantial financial rewards to whistleblowers for reporting information that leads to monetary fines, and the United Kingdom, which has enacted the
Economic Crime and Corporate Transparency Act 2023 introducing a new corporate criminal offence of failure to prevent fraud which will come into effect in September 2025.
If Diageo or any of its associates fails to comply with anti-corruption laws (including anti-bribery laws), anti-money laundering laws or with existing or new economic sanctions or trade restrictions imposed by the United States, the European Union or other national or international authorities that are applicable to Diageo or its associates, including any sanctions introduced in response to Russia's invasion of Ukraine or other conflicts, Diageo may be exposed to the costs associated with investigating potential misconduct as well as significant financial penalties and/or reputational damage.
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
that such procedures will be effective in preventing compliance failures at Diageo or at third parties with whom Diageo maintains business relationships. In addition, any lack of an embedded business integrity culture and associated control framework in any market could increase the risk of non-compliance with relevant laws and regulations.

69	Diageo Form 20-F 2025
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
supply and production planning, execution and shipping; the collection and storage of customer, consumer, investor relations and employee data; processing various types of transactions, including summarising and reporting its results of operations; the development and storage of strategic corporate plans; and ensuring compliance with various legal, regulatory and tax requirements. As with all large systems, Diageo’s IT systems, including those managed or hosted by third parties, could be subject to sophisticated cyber-attacks (including phishing and ransomware attacks), IT threats by external or internal parties intent on disrupting production or other business processes or otherwise extracting or corrupting information, or other cyber incidents such as the CrowdStrike incident in July 2024 where computers were affected on a global basis (including at Diageo). The sophistication of cybersecurity threat actors also continues to grow and evolve, including the risks associated with emerging technologies, such as artificial intelligence used for nefarious purposes and deepfake deception and impersonation attacks through platforms like
WhatsApp aimed at gaining access to internal information. In recent years, ransomware attacks against some of Diageo’s peers have become more frequent, which has increased the likelihood of Diageo being targeted for a similar cyber-attack. Diageo’s vulnerability to such cyber-attacks could also be increased due to a significant proportion of its employees working remotely. Unauthorised access to Diageo’s IT systems could disrupt Diageo’s business, including its beverage alcohol and other production capabilities, and/or lead to theft, loss or misappropriation of critical assets or to outside parties having access to confidential or even highly confidential information, including privileged data, personal data or strategic information of Diageo and its current or former employees, customers and consumers. Such information could also be made public in a manner that harms Diageo’s reputation and financial results and, particularly in the case of personal data, could lead to regulators imposing significant fines on Diageo.

70	Diageo Form 20-F 2025
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
Diageo has a substantial inventory of aged product categories, including Scotch whisky, which may mature over periods of up to 30 years or more. A substantial portion of this maturing inventory is stored in Scotland, and the loss through contamination, fire or other natural disaster of all or a portion of the stock of any one of those aged product categories, including as a result of climate change-
related severe weather events, could result in a significant reduction in supply of those products, and consequently, Diageo would not be able to meet consumer demand for those products as such demand arises. There can be no assurance that insurance proceeds would cover the replacement value of Diageo’s maturing inventory or other assets in the event that such assets were lost due to contamination, fire or natural disasters, destruction resulting from negligence or the acts of third parties, or any failure of information systems or data infrastructure.
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
Additionally, third parties sell products which are either counterfeit versions of Diageo brands or inferior brands that look like Diageo brands, and consumers of Diageo brands could confuse Diageo products with such counterfeit products. A rise in methanol poisoning in South East Asia, Türkiye and India poses an increased risk to consumer safety from counterfeit spirits. A negative consumer experience with such a product could cause them to refrain from purchasing Diageo brands in the future and impair Diageo’s brand equity, thus adversely affecting Diageo’s business. There is also a risk of physical threats to Diageo’s people due to the illicit nature of the type of organisations or individuals involved in counterfeit activities.
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
policies or the laws or regulations of the jurisdictions in which it operates. Diageo has also established and may continue to establish relationships with brand founders and/or other public figures to develop and promote its brands, and to establish brand equity, history and authenticity with consumers. If certain such individuals were to stop promoting a Diageo brand

71	Diageo Form 20-F 2025
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
Diageo is engaged in an international business that operates in, and makes sales into, countries with different currencies, while its financial results are presented in US dollars. As a result, Diageo is subject to foreign currency risk due to exchange rate movements, which affect the US dollar value of its transactions, as well as the translation of the results and underlying net assets of its operations to the US dollar. Movements in exchange rates used to translate foreign currencies into US dollars have had and may continue to have a significant impact on Diageo’s reported results of operations from year to year. Exchange rate fluctuations may also expose
Diageo to increased interest expense on borrowings denominated in currencies which appreciate against the US dollar. As a result,
Diageo’s business and financial results may be adversely affected by fluctuations in exchange rates.
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
Any failure by Diageo to execute its strategic business transformation projects could adversely affect Diageo’s business and operating processes, or its business and financial results
Failure to execute strategic business transformation projects effectively, namely the implementation of SAP S/4 Hana, the Accelerate programme, the Supply Chain Agility programme and Diageo’s portfolio of digital capability builds, has resulted in delays and could result in further delays or changes to their expected benefits or negatively affect Diageo’s ability to continuously improve its internal control and reporting environment. Any delay or disruption in Diageo’s strategic business transformation projects may have a negative impact on Diageo’s critical business and operating processes and/or impact the ability of management to focus on other business matters, and may adversely affect its business and operating processes, and its business and financial results.
As the external environment continues to change, including those changes driven by evolving stakeholder expectations, consumer behaviours and preferences, and heightened regulatory requirements, the ambition and objectives of Diageo’s strategic transformation initiatives may need to adapt, which may require new and different capabilities and skills within Diageo’s workforce and may negatively impact Diageo’s ability to deliver the anticipated benefits in the time period expected, or at all.
Given the state of volatility and disruption in the external environment in recent years and the increased pace of change being experienced in Diageo’s business and industry, failure to have the right strategic partnerships and talent in key positions to deliver and sustain our strategic business transformation initiatives going forward may result in delays, unforeseen costs and other disruptions to Diageo’s business, competitive positioning and financial performance.

72	Diageo Form 20-F 2025
Diageo may not be able to derive the expected benefits from its business strategies, including in relation to expansion in emerging markets, acquisitions, investments in joint ventures, productivity initiatives or inventory forecasting
There can be no assurance that Diageo’s business strategies will result in opportunities for growth and improved margins. Part of
Diageo’s growth strategy includes expanding its business, including in whisk(e)y and tequila, in markets where Diageo believes there are strong prospects for growth. There is no guarantee that this strategy will be successful, and some of these markets may represent a higher risk in terms of their changing regulatory environments and higher degrees of uncertainty over levels of consumer spending.
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
personnel or the inability to identify, attract and retain qualified personnel in the future could make it difficult to manage Diageo’s operations and adversely affect Diageo’s business and financial results. In addition, labour strikes, transport strikes, work stoppages or slowdowns within Diageo’s operations or those of Diageo’s suppliers could adversely impact Diageo.

73	Diageo Form 20-F 2025
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
enforceability in England and Wales, in original actions or in actions for enforcement of judgments of US courts, of civil liabilities solely based on the US federal securities laws. In addition, punitive damages in actions brought in the United States or elsewhere may be unenforceable in England and Wales.

74	Diageo Form 20-F 2025
Governance report

75	Diageo Form 20-F 2025
CHAIR’S INTRODUCTION TO GOVERNANCE

Sir John Manzoni
Chair
Resilient Leadership
and long-term Strategy
'I am confident in our clear long-term strategy to achieve Diageo's Growth
Ambition, despite market uncertainties, through resilient leadership, strong culture and values.'

Dear Shareholder
On behalf of the Board, I am delighted to present
Diageo's corporate governance report for the year
ended 30 June 2025 highlighting the role of
Diageo's Board and governance structures over
the course of the year in seeking to achieve long-
term sustainable success of the company.
Your Board is responsible for maintaining the
health of the company, providing leadership and
strategic direction which enable management to
deliver growth and shareholder value over the
long term. It is also responsible for ensuring the
company has a clearly defined and articulated
purpose and strategy, underpinned by values and
behaviours which shape the company's culture
and how it goes about its business. During the
year, your Board has worked closely with
management shaping Diageo's strategy to be
more agile, focused and adaptable to current
macroeconomic uncertainties, consumer
sentiment and opportunities. We have continued
our focus on more effective and regular
stakeholder engagement, especially in relation to
our shareholders, investors and market
participants, but also with our employees and
broader workforce, including through our
workforce engagement activities. I thank you for
continuing to invest in Diageo.
Sir John Manzoni
Chair

Principal Board decisions

•Adapting Board ways of working,
including committee structure
and composition.
•Reshaping strategic priorities in light
of the external environment to help
deliver Diageo's long-term, sustainable
Growth Ambition.
•Active portfolio management and
disposals in line with our strategy.

Read more about our principal decisions on page 90.

Highlights of fiscal 25

•Deep dive into our African business
including engaging with customers and
workforce in South Africa.
•Engaging directly with a panel of
sell-side analysts to understand
their perspective of our business.
•Welcoming new directors, Nik Jhangiani
and Julie Brown, and Sir John Manzoni
becoming Chair.

Read more about our highlights on pages 84-85.

Board evaluation ACTIONS

•Improved focus on consistency and
regularity of investor and shareholder
engagement.
•Increased use of reporting tools to
enable efficient communication of
strategy implementation.
•Maintain focus on talent pipeline for
candidates for non-executive roles.

Read more about our actions on pages 91-92.

Board composition(1)

ò	Chair
ò	Executive director
ò	Non-executive director

Non-Executive Director tenure(1)

ò	0 – 3 years
ò	3 – 6 years
ò	6 – 9 years

Board gender diversity(1)

ò	Male
ò	Female

Board ethnic diversity(1)

ò	Director of colour
ò	White European

(1) Data as at 30 June 2025.

76	Diageo Form 20-F 2025
Corporate governance structure and division of responsibilities
The role
of the Board
The Board is committed to the highest standards
of corporate governance and risk management,
which is demonstrated in its established
corporate governance framework.
This includes the three Board Committees
(Audit Committee, Nomination Committee
and Remuneration Committee) as well as
management committees which report to
the Chief Executive or Chief Financial Officer
(Executive Committee, Finance Committee,
Audit & Risk Committee and Filings
Assurance Committee).

Read more about our committees on pages 97-134.

Reporting	Board of Directors		Informing
Chair, Non-Executive Directors, Senior Independent Director

Board Committees
Audit Committee, Nomination Committee, Remuneration Committee

Executive Leadership
Chief Executive, Chief Financial Officer, Executive Committee, Finance Committee, Audit & Risk Committee, Filings Assurance Committee

	Business unit risk management	Risk & Controls Steering Committee

Company Secretary

Roles and division of responsibilities – Board positions

CHAIR	NON-EXECUTIVE DIRECTORS	Senior Independent Director

•Responsible for the operation,
leadership and governance of the Board.
•Ensures all Directors are fully informed
of matters and receive precise, timely
and clear information sufficient to
make informed judgements.
•Sets Board agendas and ensures
sufficient time is allocated to ensure
effective debate to support sound
decision-making.
•Ensures the effectiveness of the Board.
•Engages in discussions with
shareholders.
•Meets with the Non-Executive Directors
independently of the Executive
Directors.

•Independent, experienced and
influential individuals from diverse
range of industries, backgrounds
and countries.
•Constructively challenge the
Executive Directors, develop strategy
and scrutinise performance.
•Satisfy themselves on the integrity
of the financial information, controls
and systems of risk management.
•Set the levels of remuneration
for Executive Directors and senior
management.
•Make recommendations to the Board
concerning appointments to the Board.

•Acts as a sounding board for the Chair
and serves as an intermediary for the
other Directors when necessary.
•Responsible for managing an orderly
succession process for the Chair.
•Together with the other Non-
Executive Directors, leads the review
of the performance of the Chair,
taking into account the views of the
Executive Directors.
•Available to shareholders if they have
concerns where contact through the
normal channels has failed.

Roles and division of responsibilities – Executive leadership positions

chief Executive	Chief financial officer	COMPANY SECRETARY

•Develops the group’s strategic direction
for consideration and approval by
the Board.
•Implements the strategy agreed by
the Board.
•Leads and is supported by the
Executive Committee.
•Manages the company and the group.
•Along with the Chief Financial Officer,
leads discussions with investors.
•Is supported by the Finance Committee
and Filings Assurance Committee in the
management of financial reporting of
the company.

•Manages all aspects of the group’s
financial affairs.
•Responsible for the management of
the capital structure of the company.
•Contributes to the management of the
group’s operations.
•Along with the Chief Executive, leads
discussions with investors.
•Is supported by the Finance
Committee and Filings Assurance
Committee in the management of
the financial affairs and reporting
of the company.
•Is a member of the Executive
Committee.

•The Board is supported by the
Company Secretary who ensures
information is made available to
Board members in a timely fashion.
•Supports the Chair in setting Board
agendas, designing and delivering
Board inductions and Board
evaluations, and co-ordinates post-
evaluation action plans, including risk
review and training requirements for
the Board.
•Advises on corporate governance
matters.
•Is a member of the Executive
Committee as General Counsel.

77	Diageo Form 20-F 2025
Compliance with the UK Corporate Governance Code
The Board considers that, for the year ended 30 June 2025, Diageo has fully applied the Principles and complied with the Provisions of the UK Corporate Governance Code 2018 (the Code).
The table below details where content complying with the Code's requirements can be found.

Visit diageo.com for more information.

1	Board Leadership & Company Purpose
A.	Board of Directors	Board of Directors	78
		Board Committee Composition	105
		Performance Evaluation	91
B.	Purpose, Values and Culture	Our Growth Ambition	10
		’Spirit of Progress’	36
C.	Resources and Control Framework	Our Strategy	11
		Our Principal Risks and Risk Management	63
		Corporate Governance Structure and Division of Responsibilities	76
D.	Stakeholder Engagement	Stakeholder Engagement	86
		Section 172 Statement	2
E.	Workforce Policies and Practices	Our Growth Ambition	10
		’Spirit of Progress’	36
		Business integrity and Human Rights	38
		Business Integrity Programmes	100
2	Division of Responsibilities
F.	Role of the Chair	Chair's Introduction to Governance	75
		Corporate Governance Structure and Division of Responsibilities	76
		Performance Evaluation	91
G.	Division of Responsibilities	Corporate Governance Structure and Division of Responsibilities	76
		Composition of the Board	82
H.	Role of the Non- Executive Director	Corporate Governance Structure and Division of Responsibilities	76
		Board of Directors	78
I.	Board Policies, Process, Information, Time and Resources	How the Board Monitors Culture	94
		Duties of the Board	82
		Board Activities	84

3	Composition, Succession and Evaluation
J.	Appointments to the Board	Diversity Succession Planning	106
			105
		Recruitment and election procedures	105
K.	Board Skills, Experience and Knowledge	Composition of the Board	82
L.	Board Evaluation	Performance Evaluation	91
4	Audit, Risk and Internal Controls
M.	Independence, and Effectiveness of Internal and External Auditors	Audit Committee Report	97
N.	Fair, Balanced, and Understandable Assessment	Directors' Confirmations	96
O.	Risk and Internal Controls	Corporate Governance Structure and Division of Responsibilities	76
		Our Principal Risks and Risk Management	63
5	Remuneration
P.	Alignment to Purpose, Values and Long-Term Success	Remuneration Committee Chair's letter	108
		Remuneration at a Glance	111
		Director's Remuneration Policy	114
Q.	Remuneration Policy	Remuneration Committee Chair’s letter	108
		Director’s Remuneration Policy	114
R.	Independent Judgement and Discretion	Remuneration Committee Chair’s letter	108
		Consideration of wider workforce remuneration	119

Fiscal 25 Board Attendance	Annual General Meeting 2024	Board (maximum 8)	Audit Committee (maximum 5)	Nomination Committee (maximum 6)	Remuneration Committee (maximum 4)
Sir John Manzoni, KCB	✓	8/8	5/5	6/6	4/4
Debra Crew(1)	✓	7/8	—	—	—
Nik Jhangiani(2)	✓	6/7	—	—	—
Susan Kilsby	✓	8/8	5/5	6/6	4/4
Melissa Bethell	✓	8/8	5/5	6/6	4/4
Karen Blackett, CBE	✓	8/8	5/5	6/6	4/4
Julie Brown	✓	8/8	5/5	—	—
Valérie Chapoulaud-Floquet	✓	8/8	5/5	6/6	4/4
Ireena Vittal	✓	8/8	5/5	6/6	4/4
Former Directors
Javier Ferrán(3)	✓	5/5	4/4	5/5	3/3
Lavanya Chandrashekar(4)	n/a	1/1	—	—	—
Alan Stewart(5)	✓	2/2	1/1	1/1	1/1
(1)Debra Crew retired from the Board on 16 July 2025.
(2)Nik Jhangiani was appointed to the Board on 1 September 2024.
(3)Javier Ferrán retired from the Board on 5 February 2025.
(4)Lavanya Chandrashekar retired from the Board on 1 September 2024.
(5)Alan Stewart retired from the Board on 26 September 2024.

78	Diageo Form 20-F 2025
BOARD OF DIRECTORS

	Board skills and competencies	Key external appointments
SIR JOHN MANZONI, KCB

Has strong commercial
executive experience as a
former CEO in the energy
sector and non-executive
board level experience,
including in the alcoholic
beverage industry, as well
as more recent expertise in
public policy and
government affairs

Current: Chair, SSE plc; Non-Executive Director,
KBR Inc.
Previous relevant experience: Chair, Atomic
Weapons Establishment; Chief Executive of the
Civil Service and Permanent Secretary of the
Cabinet Office, HM Government; President and
Chief Executive Officer, Talisman Energy Inc;
Chief Executive, Refining & Marketing, BP p.l.c.;
Chief Executive, Gas & Power, BP p.l.c.;
Non-Executive Director, SABMiller plc

Chair
Nationality: British
Appointed: Chair and Chair of the Nomination Committee: February 2025 (Appointed Non- Executive Director: October 2020)

Nik Jhangiani

Has many years' finance
experience in roles in the
United Kingdom, Europe,
India, Africa and the United
States, including 20 years in
various chief financial
officer roles, having spent
most of his career in
consumer and beverage
industries

Previous relevant experience: Chief Financial
Officer, Coca-Cola Europacific Partners; Chief
Financial Officer and SVP, Coca-Cola Enterprises;
Chief Financial Officer, Europe, Coca-Cola
European Partners; Group Chief Financial Officer,
Bharti Enterprises; Chief Financial Officer,
Coca-Cola Hellenic Bottling Company; Group
Financial Director for Nigeria, Colgate Palmolive

Interim Chief Executive and Chief Financial Officer
Nationality: American/ British
Appointed: Interim Chief Executive: July 2025, Chief Financial Officer and Executive Director: September 2024

Susan Kilsby

Brings wide-ranging
corporate governance
and board-level experience
across a number of
industries, including a
consumer goods sector
focus, with particular
expertise in mergers and
acquisitions, corporate
finance and transaction
advisory work

Current external appointments: Non-Executive
Chair, Fortune Brands Innovations, Inc.;  Vice
Chair and Senior Independent Director, Unilever
PLC; Non-Executive Director and Chair of Talent
and Remuneration Committee, COFRA Holding
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
Nationality: American/ British
Appointed: Senior Independent Director: October 2019 (Appointed Non-Executive Director: April 2018 and Chair of the Remuneration Committee: January 2019)

Melissa Bethell

Has extensive international
corporate and financial
experience, including in
relation to private equity,
financial sectors, strategic
consultancy and advisory
services, as well as having
strong non-executive
experience at board level
across a range of industries,
including retail, consumer
goods and financial services

Current external appointments: Non-Executive
Director, Tesco PLC, Exor N.V.; Senior
Independent Director, Ocean Outdoor plc; Senior
Advisor, Atairos Europe
Previous relevant experience: Managing Director
and Senior Advisor, Private Equity, Bain Capital;
Non-Executive Director, Atento S.A., Worldpay
plc, Samsonite S.A.

Non-Executive Director
Nationality: American/ British
Appointed: Non- Executive Director: June 2020

79	Diageo Form 20-F 2025

	Board skills and competencies	Key external appointments
Karen Blackett, CBE

Brings expertise in
marketing, media and the
creative industries, as well
as broad experience in
public policy and strategic
initiatives through a number
of different government,
industry and public bodies

Current external appointments: Chancellor,
University of Portsmouth; Founding Trustee,
BEO (Black Equity Organisation); Non-Executive
Director, British Fashion Council, HM UK
Government Foreign Commonwealth and
Development Office
Previous relevant experience: UK President,
WPP plc; UK Race Equality Business Champion, HM
UK Government; Business Ambassador,
Department for International Trade, Chairwoman;
MediaCom UK & Ireland; Chief Executive Officer,
GroupM UK, MediaCom UK; Chief Operations
Officer, MediaCom EMEA; Marketing Director,
MediaCom; UK Country Manager, WPP plc; Non-
Executive Director, The Pipeline, Creative UK

Non-Executive Director
Nationality: British
Appointed: Non- Executive Director: June 2022

Julie brown

Has extensive experience
in financial, commercial
and strategic roles in
international companies
operating in highly regulated
industries, in both executive
and non-executive capacities,
including in her current role
as Chief Financial Officer of
a pharmaceuticals company

Current external appointments: Chief Financial
Officer and Executive Director, GSK plc; Patron,
Oxford University Women in Business; Member,
Business Advisory Board to the Mayor of London;
Member, CFO Leadership Network, Accounting for
Sustainability (part of the King Charles III
Charitable Fund Group of Companies)
Previous relevant experience: Chief Operating
and Financial Officer and Executive Director,
Burberry Group plc; Non-Executive Director and
Chair of the Audit Committee, Roche Holding AG;
Group Chief Financial Officer and Executive
Director, Smith & Nephew plc; Various senior
commercial, strategy and finance roles including
Interim Group Chief Financial Officer,
AstraZeneca PLC

Non-Executive Director
Nationality: British
Appointed: Non- Executive Director and Chair of the Audit Committee: August 2024

Valérie Chapoulaud-Floquet

Brings strong experience
and expertise in the luxury
consumer goods sector,
having spent her career in
the industry working in a
number of international
markets, including
developed and emerging
markets, and as a former
chief executive in the
premium drinks industry

Current external appointments: Non-Executive
Director, Lead Independent Director and Chair
of Governance Committee, Danone S.A.; Non-
Executive Director, Acné Studios A.B., Agrolimen
S.A., Nextstage S.C.A.; Vice Chair, Sofisport
Previous relevant experience: Chief Executive
Officer, Rémy Cointreau S.A.; President and CEO
for the Americas, President and CEO for North
America; President South Europe, Luis Vuitton,
LVMH Group; President and CEO, Louis Vuitton
Taiwan, LVMH Group; President, Luxury Product
Division USA, L’Oréal Group; Non-Executive
Director, Jacobs Holding AG

Non-Executive Director
Nationality: French
Appointed: Non- Executive Director: January 2021

Ireena Vittal

Brings a wealth of FMCG
experience from a career in
executive consulting with a
focus on consumer goods
and emerging markets,
including India, as well as
broad experience in non-
executive board roles in the
United Kingdom and India

Current external appointments: Non-Executive
Director, Maruti Suzuki India Limited, Asian Paints
Limited; Director and Advisory Board member,
UrbanClap Technologies India Private Limited;
Advisory Board member, Russell Reynolds Associates
Previous relevant experience: Head of Marketing
and Sales, Hutchinson Max Telecom; Partner,
McKinsey and Company; Non-Executive Director,
Wipro Limited, Housing Development Finance
Corporation Limited, Titan Company Limited,
Tata Global Beverages Limited, GlaxoSmithKline
Consumer Healthcare, Godrej Consumer Products
Limited, Compass Group PLC

Non-Executive Director
Nationality: Indian
Appointed: Non- Executive Director: October 2020

Board committees
Audit Committee	Remuneration Committee
Executive Committee	Chair of the committee
Nomination Committee

80	Diageo Form 20-F 2025
EXECUTIVE COMMITTEE

Ewan Andrew

President, Global Supply and Procurement & Chief Sustainability Officer
Nationality: British
Appointed: September 2019

Current external appointments:
Member, Scotch Whisky Association
Council, Scottish Business Climate
Collaboration Board, One Planet
Business for Biodiversity Board,
Gartner Executive Advisory Board
Previous Diageo roles: Supply
Director, International Supply Centre;
Senior Vice President, Supply Chain &
Procurement, Latin America and
Caribbean; Senior Vice President
Manufacturing & Distilling, North
America; various supply chain,
operational management and
procurement roles

Sally Grimes

Chief Executive, North America
Nationality: American
Appointed: October 2023

Current external appointments:
Director, Continental Grains Company
Previous relevant experience:
Chief Executive Officer, Clif Bar &
Company; Group President, Prepared
Foods, President, International &
Chief Global Growth Officer, Tyson
Foods; President,  Chief Innovation
Officer, Hillshire Brands Company;
Vice President, Global Business
Leader, Writing and Creative
Expression, Newell Brands; various
Kraft Foods roles

Alvaro Cardenas

President, Latin America and Caribbean
Nationality: Colombian
Appointed: January 2021

Previous Diageo roles: Managing
Director, Andean Region; Director,
End-to-End Global Commercial
Processes; Finance Director,
South East Asia Region, PUB
(Paraguay, Uruguay and Brazil) Region,
Andean Region, Colombia

RANDALL INGBER

General Counsel and Company Secretary
Nationality: Australian / American
Appointed: June 2025

Previous Diageo roles: Global Counsel,
Asia Pacific, Brands, Innovation &
Commerce; General Counsel, Asia
Pacific, Supply & Procurement, Global
Litigation and Africa; Deputy General
Counsel, Corporate; Senior Counsel,
Global Corporate Relations and
Antitrust; Regional Counsel, Southeast
Asia and India, Australasia and Japan
Previous relevant experience:
General Counsel and Company
Secretary,
Lion Group

Cristina Diezhandino

Chief Marketing Officer
Nationality: Spanish
Appointed: July 2020

Current external appointments: Non-
Executive Director, Mandarin Oriental
Previous Diageo roles: Global Category
Director, Scotch & Managing Director,
Reserve Brands; Managing Director,
Caribbean and Central America;
Marketing & Innovation Director,
Diageo Africa; Category Director,
Scotch Portfolio & Gins; Global Brand
Director, Johnnie Walker
Previous relevant experience:
Various marketing roles, Allied
Domecq Spain, Unilever HPC US,
United Kingdom and Spain

Daniel Mobley

Global Corporate Relations Director
Nationality: British
Appointed: June 2017

Previous Diageo roles: Corporate
Relations Director, Europe
Previous relevant experience:
Regional Head of Corporate Affairs,
India & South Asia, Regional Head of
Corporate Affairs, Africa, Group Head
of Government Relations, Standard
Chartered; extensive government
experience including in HM Treasury
and Foreign & Commonwealth Office

81	Diageo Form 20-F 2025

Hina Nagarajan

President, Africa
Nationality: Indian
Appointed: July 2021

Current external appointments:
Non-Executive Director, BP p.l.c.
Previous Diageo roles: Managing
Director and CEO, Diageo India;
Managing Director, Africa
Regional Markets
Previous relevant experience:
Managing Director, China & SVP North
Asia, Reckitt Benckiser;
General Manager, Malaysia
& Singapore, Reckitt Benckiser;
MD & CEO Mary Kay India; senior
marketing and general management
roles, ICI Paints India and Nestlé India

Louise Prashad

Chief HR Officer
Nationality: British
Appointed: January 2022

Previous Diageo roles: Global Talent
Director; Talent & OE Director, Africa;
HR Director, Europe, West Latin
America and Caribbean, Global
Functions; Talent and Learning
Director UK, Ireland and North
America; HR Director Great Britain;
Global Supply; Global Commercial
Previous relevant experience:
Various HR roles, Stakis Group
and Hilton Hotels

Dayalan Nayager

President, Europe and Chief Commercial Officer
Nationality: South African/British
Appointed: July 2022

Previous Diageo roles: President,
Africa; Managing Director, Great
Britain and Justerini & Brooks, Ireland
and France, Global Travel; Regional
Director, Global Travel Europe;
Commercial Director, South Africa;
Customer Marketing Director,
South Africa; Key Account Director,
South Africa
Previous relevant experience:
Various positions, Heinz, Mars

Praveen Someshwar

Managing Director and CEO of Diageo India
Nationality: Indian
Appointed: April 2025

Previous relevant experience: Managing Director and CEO, HT Media Group; Senior Vice President & General Manager, CEO India Foods, CEO South Asia Beverages, PepsiCo

John O’Keeffe

President, Asia Pacific, Global Travel and India
Nationality: Irish
Appointed: July 2015

Previous Diageo roles: President,
Asia Pacific & Global Travel;
President, Africa & Beer; CEO and
Managing Director, Guinness Nigeria;
Global Head, Innovation; Global Head,
Beer and Baileys; Managing Director,
Russia and Eastern Europe; various
management and marketing positions

Nik Jhangiani is also a member of the Executive Committee. His biography can be found on page 78.

82	Diageo Form 20-F 2025
Corporate governance report
Board of Directors
Composition of the Board
The Board currently comprises the Non-Executive Chair, one Executive
Director, the Senior Independent Director, and six independent Non-
Executive Directors. The biographies of all directors are set out in this
Annual Report on pages 78 and 79.
Diverse range of skills and backgrounds
The Board believes that having directors from a diverse range and combination of skills, experience and knowledge is a critical enabler supporting achievement of our Growth Ambition. Engaging talent and enabling an inclusive working environment are also core principles of the company’s ethical framework which incorporates our Code of Business Conduct as well as our Global Human Rights Policy, which applies to all employees, subsidiaries and third-party contractors. Our objective is to maintain and sustain an inclusive and diverse business, across all levels, functions and geographies, in order to create a better working environment and a better performing business. As part of this, and in accordance with the UK Corporate
Governance Code, the Board has adopted a Board Diversity Policy alongside Diageo’s Code of Business Conduct and associated global policies. Consistent with the rest of the organisation, Diageo aims to recruit and engage inclusive and diverse talent to form its Board of
Directors. The Board is comprised of individuals from a diverse range of skills, industries, backgrounds, genders, ages, nationalities and ethnicities, which enables a broader evaluation of all matters considered by the Board and contributes to a culture of collaborative and constructive discussion. The Board’s objective, as set out in its
Diversity Policy, is that it shall include no less than 40% female representation, with the ultimate goal being parity between males and females on the Board, and at least one director from a minority ethnic group. As at 4 August 2025, women make up 75% of the Board and there are four directors 50% who self-disclose as being from minority ethnic groups. The Board's Diversity Policy is available at https://
www.diageo.com/en/our-business/corporate-governance/board-
diversity.
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
Duties of the Board
The Board manages overall control of the company’s affairs with reference to the formal schedule of matters reserved for the Board for decision. The schedule was last reviewed in July 2025 and is available at https://www.diageo.com/en/our-business/corporate-governance/
committees. In order to fulfil their duties, procedures are in place for directors to seek both independent advice and the advice and services of the Company Secretary, who is responsible for advising the Board on all governance matters. The Board considers a number of factors when making decisions, including the potential impact of those decisions on various stakeholder groups and on the company's ‘Spirit of Progress‘ and other non-financial targets, including in respect of environmental sustainability. Further information on the Board and the Audit
Committee's roles in climate risk governance can be found on page 46.
The terms of reference of Board Committees are reviewed regularly, most recently in July 2025, and are available at https://
www.diageo.com/en/our-business/corporate-governance.
Corporate governance requirements
In January 2024, the Financial Reporting Council (FRC) published a new version of the UK Corporate Governance Code, which applies to Diageo for financial periods starting on or after 1 January 2025, as a company listed on the equity shares (commercial companies) sector on the London
Stock Exchange. Accordingly, the principal corporate governance rules applying to Diageo for the year ended 30 June 2025 are contained in the 2018 UK Corporate Governance Code (the Code) and the UK
Financial Conduct Authority (FCA) Listing Rules, which require us to describe, in our Annual Report, our corporate governance from two points of view: the first dealing generally with our application of the
Code’s main principles and the second dealing specifically with non-
compliance with any of the Code’s provisions. The two descriptions together are designed to give shareholders a picture of governance arrangements in relation to the Code as a criterion of good practice.
A copy of the Code is publicly available on the website of the FRC,
www.frc.org.uk. Diageo’s statement as to compliance with the Code during the year ended 30 June 2025 can be found on page 77. Diageo must also comply with corporate governance rules contained in the FCA
Disclosure Guidance and Transparency Rules and certain related provisions in the Companies Act 2006 (the Act). Diageo is also listed on the New York Stock Exchange (NYSE), and as such is subject to the applicable rules of this exchange and jurisdiction. For example, Diageo is subject to the listing requirements of the NYSE and the rules of the
US Securities and Exchange Commission (SEC), as they apply to foreign private issuers. Compliance with the provisions of the US Sarbanes-
Oxley Act of 2002 (SOx), as it applies to foreign private issuers, is continually monitored.
Compliance with US corporate governance rules
Under applicable SEC rules and the NYSE’s corporate governance rules for listed companies, Diageo must disclose any significant ways in which its corporate governance practices differ from those followed by US companies under NYSE listing standards. Diageo believes the following to be the significant areas in which there are differences between its corporate governance practices and NYSE corporate governance rules applicable to US companies. This information is also provided on the company’s website at www.diageo.com/en/
our-business/corporate-governance..
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
Director independence: The Code requires at least half the Board
(excluding the Chair) to be independent non-executive directors, as determined by affirmatively concluding that a director is independent in character and judgement and determining whether there are relationships and circumstances which are likely to affect, or could appear to affect, the director’s judgement. The Code requires the
Board to state its reasons if it determines that a director is independent notwithstanding the existence of relationships or circumstances which may appear relevant to its determination. NYSE rules require a majority of independent directors, according to the NYSE’s own 'brightline' tests and an affirmative determination by the Board that the director has no material relationship with the listed company. Diageo’s Board has determined that, in its judgement and without taking into account the
NYSE brightline tests, all of the Non-Executive Directors are independent. As such, currently seven of Diageo’s directors are independent. Further details of this determination are set out below.
Chair and Chief Executive: The Code requires these roles to be separate. There is no corresponding requirement for US companies.
Diageo has a separate Chair and Chief Executive.
Non-Executive Director meetings: NYSE rules require non-management directors to meet regularly without management present and
independent directors to meet separately at least once a year.
The Code requires non-executive directors to meet without the
Chair present at least annually to appraise the Chair’s performance.
During the year, Diageo has complied with these requirements with independent Non-Executive Directors, including the Chair, meeting

83	Diageo Form 20-F 2025
without the Executive Directors present seven times and independent
Non-Executive Directors meeting without the Chair or Executive
Directors present once.
Board committees: Diageo has a number of Board committees that are similar in purpose and constitution to those required by NYSE rules.
Diageo’s Audit, Remuneration and Nomination Committees consist entirely of independent non-executive directors. Under NYSE
standards, companies are required to have a nominating/corporate governance committee, which develops and recommends a set
of corporate governance principles and is composed entirely of independent directors. The terms of reference for Diageo’s Nomination
Committee, which comply with the Code, do not contain such a requirement. In accordance with the requirements of the Code, Diageo has disclosed on pages 91-92 the results and means of its annual evaluation of the Board, its Committees and the directors, and it provides extensive information regarding the Directors’ compensation in the Directors’ remuneration report on pages 108-134.
Code of ethics: NYSE rules require a code of business conduct and code of ethics to be adopted for directors, executive officers and employees and disclosure of any waivers for executive directors or officers.
Diageo has adopted a Code of Business Conduct for all directors, officers and employees, as well as a Code of Ethics for Senior Financial
Officers in accordance with the requirements of SOx. See page 101 for further details.
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
Structure and division of responsibilities
The Board is committed to the highest standards of corporate governance and risk management, which is demonstrated in its established corporate governance framework, illustrated on page 76. This includes the three
Board Committees (Audit Committee, Nomination Committee and
Remuneration Committee), as well as management committees
which report to the Chief Executive or Chief Financial Officer
(Executive Committee, Finance Committee, Audit & Risk Committee
and Filings Assurance Committee). There is a clear separation of the roles of the Chair, the Senior Independent Director and the Chief
Executive which has been clearly established and is set out in writing, which was last approved by the Board in May 2025. A copy of this is available at https://www.diageo.com/en/our-business/corporate-
governance. No individual or group dominates the Board’s decision-
making processes.

Further details on the Board Committees can be found in the separate reports from each committee on pages 97-134, and details of the Executive Committee can be found on pages 80-81.
Board skills and experience
Having an appropriate mix of experience, expertise, diversity and independence is essential for Diageo's Board. Such diverse attributes enable the Board as a whole to provide informed opinions and advice on strategy and relevant topics, thereby discharging its duty of oversight. The Board skills matrix helps to identify the experience and expertise of existing directors, required skill sets or competencies, and the strategic requirements of the company. The key strengths and relevant experience of each director are set out on pages 78 and 79, and a matrix of the Board’s current skills and experience for the year ended 30 June 2025 is set out below.
Independence
The Code requires the Board to state its reasons for concluding that a director is independent notwithstanding the existence of certain relationships or circumstances which are likely to impair or appear to impair a director's independence. A non-exhaustive list of such circumstances is set out in provision 10 of the Code. The Board has considered the individual circumstances of each Non-Executive
Director, in light of provision 10 and other relevant factors, and concluded that all of the Non-Executive Directors are independent. The
Board noted that, during the year, an additional fee of £20,000 had been agreed to be paid to Karen Blackett CBE in respect of her role as designated Non-Executive Director with responsibility for leading the
Board's workforce engagement programme, effective 1 July 2024, reflecting the increased time commitment required and contribution made by her on behalf of the Board. The Board concluded that, notwithstanding this fee, Karen continues to provide constructive contributions and challenge to management during Board discussions, demonstrating her continued objective judgement and independence.
Board and Committee attendance
Directors’ attendance record at the last Annual General Meeting (AGM), scheduled Board meetings and Board Committee meetings, for the year ended 30 June 2025 is set out in the table shown on page 77. Directors are expected to attend all meetings of the Board and its Committees and the AGM, but if unable to do so they are encouraged to give their views to the Chair of the meeting in advance. The 2024 AGM was held as a combined physical and electronic meeting via a live webcast with all directors attending either physically or by video link. For Board and
Board Committee meetings, attendance is expressed as the number of meetings attended of the number that each director was eligible to attend. The 2025 AGM is scheduled to be held on 6 November 2025.

84	Diageo Form 20-F 2025
CORPORATE GOVERNANCE REPORT continued
Board and Committees' activities timeline

July
LONDON, UK

Discussion: Full year performance,
external reporting, competitive
intelligence review, workforce
engagement activities and marketing
transformation programme.
Approvals: Fiscal 24 preliminary results
and annual report, final dividend,
funding plan, and business development.

Strategy
Meeting type	ò	ò	ò	ò

October
Cape town, south africa

Discussion: Focus on Africa region,
including strategic review, digital
marketing and values, behaviours and
culture.
Engagement events: Discussions with
customers, visits to on- and off-trade
customers and townhall sessions
with employees.

Strategy
Meeting type	ò	ò	ò

January & February
London, UK
Discussion: Half year performance, global tequila strategy, return of capital and corporate culture review. Approvals: Interim results and dividend and business development.
Strategy
Meeting type	ò	ò	ò	ò

May
Scotland, UK
Discussion: Annual Strategy Conference, including category review, digital capabilities and marketing efficiency. Approval: Launch of Accelerate.
Strategy
Meeting type	ò	ò	ò	ò	ò

2024
September
LONDON, UK
Engagement events: Annual General Meeting, presentation and Q&A with investors and voting on resolutions. Discussion: Reputation management review and supply chain contract approvals.
Strategy
	Meeting type	ò	ò	ò

December
LONDON, UK
Discussion: Public health policy and measures, India strategic review and digital supply chain review. Engagement events: Discussion with analyst panel
2025	Strategy
	Meeting type	ò	ò	ò	ò

March
Virtual
Discussion: Business development update, review of board ways of working and board evaluation feedback.
Strategy
	Meeting type	ò	ò

June
London, UK
Discussion: Review audit status and year- end reporting and reward processes.
Strategy
	Meeting type	ò	ò	ò

Link to strategy
Brands and portfolio
Consumer trends
Operational excellence

Meeting type
ò	Board Meeting
ò	Audit Committee
ò	Remuneration Committee
ò	Nomination Committee
ò	Annual General Meeting
ò	Annual Strategy Conference

85	Diageo Form 20-F 2025
Board activities
Details of the main areas of focus of the Board and its Committees during the year include those summarised below:

Focus area	Strategic priority	Stakeholders
Strategic matters
•Held a two-day Annual Strategy Conference (ASC)
focusing on analysis of consumer dynamics and
moderation trends, strategic role of convenience and
ready-to-drink products, and other key strategic topics.
•Received reports on the financial performance of the
group as against the annual plan.
•Reviewed the group’s governance frameworks for
reputation management, tax strategy and policy.

•Received reports on the macroeconomic
environment, socio-political matters and
emerging trends.
•Carried out deep dives into key strategic topics
including the group's supply chain footprint and
efficiency, its digital marketing strategy, health
and positive drinking strategy.

Operational matters
•Reviewed and approved the group's three-year plan and
annual funding plan, insurance, banking and capital
expenditure requirements.
•Regularly reviewed and approved the group’s business
development activities, reorganisations and various
other projects.
•Reviewed the group's internal culture and values,
including in respect of inclusion and diversity,
values and behaviours.
•Approved capital expenditure investments, and various
significant procurement, systems and other contracts,
having taken into consideration financial, operational,
sustainability and other ESG related factors.

•Reviewed the company’s capital allocation,
funding and liquidity positions, and those of
its pension schemes.
•Reviewed and approved the company’s return
of capital proposals, including interim and final
dividends.
•Acting through the Nomination Committee,
reviewed the company’s executive and non-
executive succession planning and talent strategy.
•Reviewed the group's operating model,
maturing stock inventory positions, marketing
and trade spend effectiveness, and its capital
expenditure programme.

ESG matters
•Supervised update to double materiality assessment,
reviewed progress in relation to the group's ’Spirit of
Progress’ ESG action plan and reviewed the programme
in light of the updated double materiality assessment
results.
•Reviewed updated emissions reductions targets prior
to submission to SBTi for approval.
•Received reports on workforce engagement over the year.
•Received regular investor reports.

•Received regular updates on ESG matters and
progress towards ‘Spirit of Progress‘ targets.
•Carried out an internal evaluation of the Board’s
performance, reviewed results and agreed
action points.
•Reviewed and updated split of responsibilities
summary, schedule of matters reserved for the
Board and terms of reference of its Committees.

Assurance and risk management
•Received reports in relation to material legal matters,
including disputes, regulatory and governance
developments, and areas of legal or regulatory risk.
•On the recommendation of the Audit Committee,
approved the company’s risk footprint, including
reviewing and updating the principal risks.

•On the recommendation of the Audit Committee,
approved the company’s filings, financial and    non-
financial reporting including quarterly trading
updates, interim and preliminary results
announcements, US filings and Annual Report.

Link to strategy
Brands and portfolio
Consumer trends
Operational excellence

Stakeholders
Our people	Suppliers	Government and regulators
Consumers	Communities
Customers	Investors

86	Diageo Form 20-F 2025
CORPORATE GOVERNANCE REPORT continued
Stakeholder engagement
We aim to maintain open and positive dialogue with
our stakeholders, considering their key interests in our
decision-making and maintaining communications with
them in different ways. This helps build trust, respect
and informs our decisions and the role we play in society.
The development of strong relationships between Diageo and its external stakeholders is an intrinsic part of our purpose and culture.
Our stakeholders include not only business partners such as suppliers and customers, our people and workforce, but also government, consumers and the wider communities in which we operate. As noted
in the company’s statement on Section 172 of the Companies Act 2006 set out on page 2, in making their decisions and in discharging their duties to promote the success of the company, the directors must have regard to the interests of its stakeholders. We have summarised below why our stakeholders are important to us, what we believe their principal interests are and how the Board and company seeks to engage and respond.
The stakeholders listed below are not set out in order of priority.

Stakeholder and why we engage
Our people
•People are at the core of
our business.
•We aim to build a trusting,
respectful and inclusive culture
where people feel engaged
and fulfilled.
•We want our people to be treated
with dignity at work and their
human rights respected.

What we believe matters most to them
•Prioritisation of health, safety and wellbeing.
•Learning and development opportunities.
•Purpose, culture and benefits.
•Contributing to the growth of our brands
and performance.
•Inclusion and diversity.
Sustainability and societal credentials.
How the Board seeks to engage
•Active dialogue maintained throughout the year as
part of the Board's ongoing workforce engagement
programme.
•Direct engagement through visits to offices,
production and supply chain sites during the year.
•Indirect engagement through feedback from
works councils, employee and workforce forums,
community groups, employee surveys and
townhall meetings.

Reporting to the Board
•Regular reports from workforce engagement
activities.
•Feedback through employee surveys,
including annual group-wide Your Voice
survey.
Sessions on different aspects of culture, values
and behaviours at Board meetings led by Chief
HR Officer.
Upcoming priorities
•Maintaining focus on simplifying internal
processes, including upgrading and
transforming business operations and
systems, including as part of the
Accelerate programme.
•Continuing workforce engagement activities
including as part of business transformation
implementation and change management.

Consumers
•Understanding our consumers is
critical for our business’s long-
term growth.
•Consumer motivations, attitudes
and behaviours form the basis of
our business strategy, brand
marketing and innovation.
•We want consumers to enjoy our
products responsibly and for them
to ‘drink better, not more’.

What we believe matters most to them
•Choice of brands for different occasions,
including no- and lower-alcohol.
•Innovation in heritage brands and creation
and nurturing of new brands.
•Responsible marketing.
•Great experiences.
•Product quality.
•Sustainability and societal credentials.
•Price.
How the Board seeks to engage
•Monitoring consumer behaviours, motivations
and insights.
•Responding to and anticipating emerging consumer
trends as part of strategic sessions, including the
Annual Strategy Conference.
•Regular review of business development
opportunities, including active brand
portfolio management.
•Review of innovation pipeline as part of the
Annual Strategy Conference.

Reporting to the Board
•Regular performance updates by the
Chief Executive, including on key
consumer trends.
•Papers on evolving consumer behaviours
globally and in key regions.
Regular updates from business development
and innovation teams on organic and inorganic
opportunities and portfolio choices.
Upcoming priorities
•Ongoing review of portfolio and category
participation opportunities.
•Developing pipeline of innovation informed
by consumer insights.
•Enhancing marketing effectiveness
through detailed understanding of consumer
motivation, globally and by region or market.

87	Diageo Form 20-F 2025

Stakeholder and why we engage
Customers
•Our customers are a
broad range of businesses,
large and small, on-trade
and off-trade, retailers,
wholesalers and distributors,
digital and e-commerce.
•We want to nurture mutually
beneficial relationships to
deliver joint value and great
consumer experiences.

What we believe matters most to them
•A portfolio of leading brands that meets evolving
consumer preferences.
•Identification of opportunities that offer profitable growth.
•Insights into consumer behaviour and shopper trends.
•Trusted product quality.
•Innovation, promotional support and merchandising.
•Availability and reliable supply of stock.
•Technical expertise.
•Joint risk assessment and mitigation.
Sustainability and societal credentials.
How the Board seeks to engage
•Regular review of innovation pipeline and inorganic
opportunities to ensure a broad portfolio at multiple
price points.
•Review of supply chain footprint to ensure efficient delivery of products to customers.
•Direct engagement with key customers during market visits.

Reporting to the Board
•Regular performance updates by the
Chief Executive, including customer
and route to consumer concerns.
Deep dive reviews on key regions or
markets, such as North America and Great
Britain, including consideration of key
customer relationships and ways of
working.
Upcoming priorities
•Scheduling face-to-face meetings for
Directors to meet representatives of
key customers during market visits
and throughout Board calendar.
•Enhancing relationships between the
company and its customers through
engagement opportunities.

Suppliers
•Our suppliers, service
providers and agencies
are experts in their fields.
•We rely on them to deliver
high-quality products and
market responsibly.
•We collaborate with them
to improve our collective
impact, ensure sustainable
and resilient supply chains,
and make positive
contributions to society.

What we believe matters most to them
•Strong, mutually beneficial partnerships.
•Strategic alignment and growth opportunities.
•Fair contract and payment terms.
•Collaboration through the innovation lifecycle.
•Consistent performance measures.
•Joint risk assessment and mitigation.
Sustainability and societal credentials.
How the Board seeks to engage
•Periodic review of our supply chain footprint in key markets to ensure resilience and flexibility, monitoring
environmental impacts and efficiencies.
•Review and approval of material supply and procurement
contracts including for critical raw materials.
•Supporting management in improving supplier relationships
through fair contract and payment terms, compliance with
our 'Partnering with Suppliers Standard' and working
collaboratively to mitigate environmental impacts and
achieve ESG goals.

Reporting to the Board
•Terms of material contracts with
suppliers are reviewed by the Board.
•Periodic updates provided to the Board
in relation to the supply chain agility
programme rollout.
Proposals put to the Board include
summaries of potential implications for
suppliers as a key stakeholder group.
Upcoming priorities
•Focus on roll-out of the Accelerate
programme.
•Monitoring impact of supply chain
disruption on operations.
•Supervision of initiatives to improve
efficiency, sustainability and supply
chain resilience.

Communities
•We aim to create long-term
value for the communities
in which we live, work,
source and sell.
•We can help build thriving
communities and strengthen
our business through
empowering people,
increasing access to
opportunities and
championing inclusion
and diversity.

What we believe matters most to them
•Impact of our operations on the local economy.
•Access to skills development, employment and
supplier opportunities.
•Inclusion, diversity and tackling inequality in all forms.
•Responsible use of natural resources, biodiversity
and sustainability.
Transparency and engagement.
How the Board seeks to engage
•Setting targets and monitoring progress on broader societal matters, including promoting positive drinking and
championing inclusion and diversity.
•Considering the environmental and social consequences
for communities of its key decisions, including encouraging
inclusion and diversity, equal employment opportunities,
skills development and support for communities and through
wider value chains.

Reporting to the Board
•Reports provided to Board on progress
made in relation to 'Spirit of Progress'
targets.
•Proposals put to the Board include
summaries of potential implications
for local communities.
Reports on macroeconomic and socio-
political events provided to Board by
management.
Upcoming priorities
•Continued focus on key aspects of 'Spirit
of Progress' targets, including in respect
of carbon reduction, positive drinking
and water stewardship.
•Ensuring continued consideration of
impact of our business decisions
and operations on local communities and
economies.

88	Diageo Form 20-F 2025
CORPORATE GOVERNANCE REPORT continued

Stakeholder and why we engage
Governments and regulators
•The regulatory environment
is critical to the success of
our business.
•We share information and
perspectives with those who
influence policy and regulation
to enable them to understand
our views on areas that can
impact public health and
our business.

What we believe matters most to them
•Compliance with applicable laws and regulations.
•Contribution to national and local economic development
and public health priorities.
•International trade, excise, regulation and tackling illicit trade.
•Tackling harmful drinking and the impact of responsible
drinking initiatives.
Climate change and water sustainability agendas,
including greenhouse gas emissions reduction, human rights,
environmental impacts, sustainable agriculture, biodiversity and support for communities.
How the Board seeks to engage
•Indirect engagement through periodic updates from
the Chief Executive and corporate relations executives.
•Review of macroeconomic and geopolitical developments as
part of strategy sessions.
•Updates on regulatory developments, including in relation
to non-financial reporting, corporate governance and
public policy.

Reporting to the Board
•Reports on socio-political events and
issues periodically provided to the Board.
Developments in regulatory matters,
including governance and reporting
obligations, are included in biannual
reports to the Board prepared by
management.
Upcoming priorities
•Monitoring developments in regulation
and best practice in respect of non-
financial reporting requirements, corporate
governance and audit regime.
•Supporting management's advocacy
in relation to key public policy matters
including water stewardship, positive
drinking and inclusion and diversity.

Investors
•We want to enable equity
and debt investors to have
an in-depth understanding of
our strategy, our
operational, financial and
holistic performance, so that
they can more accurately
assess the value of our
business and the
opportunities and risks of
investing in it.

What we believe matters most to them
•Strategic priorities, opportunities and risks.
•Financial performance.
•Corporate governance.
•Leadership credentials, experience and succession.
•Executive remuneration policy.
•Shareholder returns.
Environmental, inclusion and diversity and social commitments and progress.
How the Board seeks to engage
•Regular engagement between key investors and Chief
Executive and Chief Financial Officer through a programme
of events, expanded during the year to include quarterly
trading updates.
•Participation in investor conferences such as the Consumer
Analyst Group of New York meeting (CAGNY).
•Hosting investor events such as the Guinness Investor
and Analyst Event held in Dublin in May 2025.
•Attendance at the Annual General Meeting in September
2024, including responding to questions from shareholders.

Reporting to the Board
•Monthly reports provided to the Board,
providing details on engagement sessions
with investors and key trends.
Chief Executive reporting investor
sentiment to the Board as part of regular
updates at Board meetings, including
feedback following participation at analyst
and investor conferences.
Upcoming priorities
•Continued proactive engagement with
investors through structured programme
of engagement activities over the year.
•Preparing for the Annual General Meeting
to be held in November 2025.
•Engaging directly with investors through
post-results announcement roadshows.

89	Diageo Form 20-F 2025

GUINNESS
THE GUINNESS OPPORTUNITY
Guinness: a strong contributor of growth for Diageo
Total Diageo, Diageo Beer and Guinness
Organic net sales growth, F20 - F24
40%
30%
20%
10%
0%
-10%
-20%
F20
F21
F22
F23
F24
Diageo
Guinness
Guinness and beer *outperforming* the
over the last 3 years
GUINNESS
GUINNESS
0.0
DIAGEO
Guinness Investor and Analyst Event 2025
Source: Diageo

Regular reports, including feedback from investors, are provided to the Board. Examples of engagement activities include attendance at key events such as the Consumer Analysts Group of New York
(CAGNY) conference, attending key investor conferences and
hosting many meetings and calls with analysts, investors and potential investors.
During the year, Diageo has also launched and completed an asset reunification programme with the aim of re-establishing contact with inactive shareholders, both institutional and retail, and reuniting them with unclaimed dividends.
A highlight of the year was the Guinness Investor and Analyst Event in May 2025 when we hosted a group of 48 investor representatives, including many of the company's largest investors, and 22 analysts at the Guinness Storehouse in Dublin, Ireland. The event focused primarily on the Guinness brand, including its recent performance, marketing strategy and how it was recruiting new consumers,
as well as the opportunities for future growth, while also covering the group's overall performance, outlook and actions being taken to drive growth. Speakers at the event included not only the Chief
Executive and Chief Financial Officer but also other members of the Executive Committee and  senior leaders, including the general managers of Ireland, Great Britain and the beer business in the
United States.
From May 2025, we commenced providing trading updates on
a quarterly basis in addition to our previous half and full year reporting. By updating the market more frequently in this way on performance, Diageo aims to provide investors, analysts,
shareholders and other market participants with a better
understanding of performance and the drivers of this,
including business seasonality through the year.

Increasing engagement with investors and shareholders

During fiscal 25, we have maintained our focus on ensuring active and regular engagement with our shareholders and investors,
especially over the period from January to June 2025 during which we have carried out extensive investor engagement consistent with our commitment to increase visibility with the financial markets.
These engagement sessions enable investors to get a more
detailed understanding of our Growth Ambition and strategy,
opportunities for growth of our business, our industry and market dynamics while also enabling our senior management to understand the perspectives, investment criteria and strategy of our investors.
Our Investor Relations (IR) team takes the lead in organising an annual programme of engagement events, reviewing analyst
research notes and recommendations, monitoring share price
and trading patterns, peer group and sector news.

Fiscal 25 investor activity timeline
JULY AND AUGUST 2024	AUGUST 2024	SEPTEMBER 2024	OCTOBER AND NOVEMBER 2024	DECEMBER 2024
Announcement of Preliminary
Results for fiscal 24 on 30 July
2024.
Post-results announcement
meetings with investors, media
and analysts carried out by the
IR team, Chief Executive
and Chief Financial Officer.
Roadshow by the Chief Executive and the Chief Financial Officer in the United Kingdom and the United States. Publication of the Annual Report and Accounts for fiscal 24 on 1 August 2024.
Annual General Meeting held
on 26 September 2024 in
London, including presentation
by the Chief Executive,
followed by Q&A with
shareholders and investors.
IR team held various  one-to-
one meetings  and conference
calls  with investors.
IR had one-to-one meetings and conference calls with various investors.
Sell-side analysts joined the
Head of IR for a panel
discussion with the Board,
highlighting investor
perceptions of the company.
The Chief Executive, Chief
Financial Officer and other
Executive Committee members
had various meetings and calls
with investors.

FEBRUARY 2025	MARCH 2025	APRIL 2025	MAY 2025	JUNE 2025
Announcement of Interim
Results for fiscal 25 on
4 February 2025.
Post-results announcement
meetings with investors, media
and analysts.
The Chief Executive and the
Chief Financial Officer
presented at the CAGNY
conference in Orlando.
	Various meetings between the Chief Executive, the Chief Financial Officer and the IR team with investors, individually and in groups.	The Chief Executive, the Chief Financial Officer and the IR team met with several investors, individually and in groups.
Released trading update for Q3
fiscal 25.
Hosted Guinness Investor and
Analyst Event in the Guinness
Storehouse, Dublin,
showcasing the Guinness brand,
its growth strategy including
the potential of Guinness 0.0.

The Chief Executive and the
Chief Financial Officer
participated in BNP Paribas
Exane conference in Paris,
discussing strategy,
performance and outlook.
The Chief Financial Officer
hosted a fireside chat at
Deutsche Bank's Global
Consumer Conference in Paris.

90	Diageo Form 20-F 2025
CORPORATE GOVERNANCE REPORT continued
Principal Board decisions
Below are some examples of the principal decisions taken by the Board during fiscal 25 as well as summaries of some of the matters referred to in Section 172 of the Companies Act 2006 which were taken into consideration by the Board.

Decision made	Stakeholder considerations
REVISING BOARD PROCESSES TO IMPROVE EFFECTIVE DECISION-MAKING
The Board has adapted its processes,
annual cycle and schedule of events,
committee composition and ways of
working in order to improve its
effectiveness and ability to support
management in responding to the
external macroeconomic environment.

The Board is conscious of the need to continually review, monitor and adapt its practices in order to maintain its efficiency and enhance its responsiveness to external factors and stakeholders' needs. This is particularly important during periods of macroeconomic uncertainty impacting consumer behaviour and the market's perception of the spirits sector, and of the company, as an investment opportunity. As part of the transition in Chair in February 2025, the Board took the opportunity to conduct a thorough review of its decision-making processes, schedule of events and meeting cycle, means of stakeholder engagement, composition and committee structure. The purpose of the review was to ensure that the Board was able to respond appropriately to continued disruption in the external consumer environment and was informed by observations and feedback received as part of the recent board evaluation exercise, by discussions between the incoming Chair, the Senior Independent Director and the Executive Directors, and by
feedback received from external stakeholders, including the investor community, on market perceptions of the company. An important consideration was to enhance how the Board could support management in communications with its shareholders, investors, analysts and other market participants. This had been a topic discussed by the Board in December 2024, during which a panel of leading sell-side and buy-side analysts had been invited to give their views directly to directors. Certain changes in ways of working were agreed by the Board in March 2025, including moving to a more conventional model for board committee membership enabling more depth in committee deliberations, more regular engagement between Board members and investors on governance matters, and adjusting the annual cycle of board meetings to enable more frequent interaction between directors, Executive Committee members and senior management.

ENHANCING OUR OPERATING MODEL AND MANAGING OUR PORTFOLIO THROUGH DISPOSALS
The Board continued its strategy of using disposals to actively manage the portfolio and enhance the asset-light beer operating model.
We have taken an active approach to managing our portfolio of brands and investments for a number of years, with the aim of ensuring that the portfolio remains sufficiently broad to respond to consumer demand in different categories and across price points, whilst also being sufficiently focused to enable effective advertising, marketing and investment support. During fiscal 25, several brands were disposed including Safari liqueur, Pampero rum and Cacique rum. These selective disposals enable management to improve their focus on the core portfolio, enhancing the offering to customers and consumers. The Board also continued the implementation of an asset-light operating model for the beer portfolio, supporting management to select the most appropriate structure and route to consumer in each impacted market.
During the year, the Board approved the disposals of the company's shareholdings in Guinness Ghana
Breweries Plc and Seychelles Breweries Limited. In reaching its decision, the Board considered the views and impact of these transactions on multiple stakeholders. For example, it was critically important that our brands remain available for its customers and consumers with minimal disruption. The negotiating team was instructed to focus on ensuring long-term partnerships were maintained through beer production and distribution licensing arrangements in those markets. The interests of impacted employees, both in the markets concerned and in the broader organisation, were also considered as part of the Board’s decision-making process. Lastly, there was active engagement with local government and regulatory authorities in order to address any local concerns with these transactions.

RESHAPING OUR STRATEGIC PRIORITIES FOR SUSTAINABLE GROWTH
The Board approved the launch of the Accelerate programme to reshape our priorities to deliver sustainable long- term performance.
In May 2025, the Board approved the introduction of the first phase of the Accelerate programme to help deliver the Growth Ambition. This programme had been developed to ensure that the company is well-positioned to deliver sustainable, consistent performance despite the continued uncertainties in the external consumer market. Key components of the Accelerate programme include increasing agility and refocusing resources on delivering sustainable top-line growth, increasing operating leverage, maximising free cash flow and optimising shareholder returns. As part of the programme, the Board approved clear cash delivery targets for the business, further details of which are set out on page 23. In creating and implementing the Accelerate programme, consideration was given to a wide variety of external and internal stakeholders. A core principle was to maintain focus on the consumer, how it was responding to macroeconomic pressures, and to strengthen Diageo's operational excellence and ability to respond accordingly. Implications on the company's workforce and suppliers were also considered as part of the programme, with changes to the group's operating model implemented, including roles and accountabilities, simplified ways of working and increased use of technology. Ensuring that the programme was rolled out in a swift and efficient manner, consistent with our purpose and values, was of critical importance.

91	Diageo Form 20-F 2025
Wider stakeholder engagement
We have ambitious goals across a variety of social and environmental targets and a long track record of working with stakeholders to achieve these goals. Our ambition to be one of the best performing, most trusted and respected, consumer products companies in the world can only be achieved through engagement and partnership with our stakeholders. The Board and its members have engaged directly and indirectly with a variety of its key stakeholders during fiscal 25 in order to respond to stakeholder considerations in making its decisions and determining the company's strategy and goals. These include the following activities:
The Board met and engaged with customers and retailers in
South Africa during October 2024, touring a range of on-trade and off-
trade outlets, shops and stores. Directors discussed with retail staff and owners the latest consumer trends and buying patterns. The Board also invited the owner of one of Diageo's largest customers in South
Africa to give feedback on his experience of working with the company over many years. Market views and customer feedback is frequently reported to the Board by the Chief Executive as part of regular performance summaries. We partner with our customers to analyse the performance of the portfolio and marketing investment as well as market trends and consumer activity, in order to enhance the company's consumer insights tools which enhance innovation, product development and marketing initiatives.
The Chair, Chief Executive and Chief Financial Officer travel regularly to different Diageo offices, production facilities and sites around the world. Non-executive directors also have opportunities to visit sites over the course of the year, including with the Chair or executive directors. Whilst most meetings of the Board are held at the company's headquarters in London, ordinarily once a year meetings are held in an overseas market in order to enable the Board to get a deeper understanding and insight as to that market or region. This will usually involve visits to offices and production facilities, enabling directors to familiarise themselves with the consumer landscape in that market and its production processes and facilities. Directors also engage directly with the local workforce and employees during these visits,
supplementing the regular workforce engagement sessions conducted during the year.
The Board has a well-established workforce engagement programme, in which each non-executive director is involved in regular engagement sessions with different parts of the global workforce over the course of the year, both virtual and in person. Through these sessions, non-
executive directors gain insights into the company’s culture which are then fed back to the company’s engagement teams and used to shape our approach to people. See pages 92-93 for this year’s workforce engagement statement which includes further details of how the programme has operated during the year.
Board members, and in particular the Chief Executive and Chief
Financial Officer, participate in an extensive programme of regular meetings, calls and other engagement activities with investors and analysts, co-ordinated by the Investor Relations team. Increasing investor engagement has been a particular priority for the Board this year, with a small group of sell-side and buy-side analysts meeting with the Board during December 2024 to provide their perspectives on how effectively the company engages with the market. See page 89 for a timeline summarising other investor events during fiscal 25 including the company's Guinness Investor and Analyst Event hosted in the
Guinness Storehouse in Dublin in May 2025 and the company's
participation at the annual conference of the Consumer Analyst Group of New York held in Florida in February 2025. Materials from these sessions are available on www.diageo.com.
Further information on our stakeholders, what we think is important to them and how the Board engages and responds to them can be found on pages 86-88. Case studies summarising how stakeholder
considerations were taken into account by the Board during fiscal 25, as required by Section 172 of the Companies Act 2006, in respect of three of its principal decisions are set out on page 90.
Executive direction and control
Executive Committee
The Executive Committee, appointed and chaired by the Chief
Executive, supports the Chief Executive in discharging the
responsibility for implementing the strategy agreed by the Board and for managing the company and the group. It consists of the individuals responsible for the key operational and functional components of the business: North America, Europe, Africa, Latin America and Caribbean,
Asia Pacific, India, Supply Chain and Procurement and Corporate.
The Executive Committee aligns its agenda to the Growth Ambition and how to achieve financial and non-financial performance objectives.
Performance metrics have been developed to measure progress.
There is also focus on the company’s reputation. In support, monthly performance delivery calls, involving the managing directors of each market, focus on current performance. Committees appointed by the
Chief Executive and intended to have an ongoing remit, including the
Audit & Risk Committee, Finance Committee and Filings Assurance
Committee, are shown (with their remits) at www.diageo.com.
Performance evaluation
With the support of the Company Secretary, an evaluation of the
Board's effectiveness, including that of its Committees and Directors, was conducted from December 2024 to January 2025. This evaluation aimed to assess how the Board and its Committees function against current best practice corporate governance principles, specifically referencing Principle L and Provisions 21, 22, and 23 of the Code.
This year's evaluation was internally managed through an online questionnaire completed by all directors. The questionnaire was designed to assess satisfaction levels with specific areas and allow directors to express their views. The evaluation focused on directors'
views on three areas, being (i) Board composition, balance and performance, (ii) Board and Committee topics, support and provision of information and (iii) Committees' effectiveness and performance.
Responses were submitted to the Chair of the Board, while feedback on Committee effectiveness was also provided to respective
Committee Chairs. The Senior Independent Director also held a meeting with directors, excluding the Chair, in line with Code requirements. The Chair, Senior Independent Director and the
Company Secretary discussed the feedback and, together with other input including a general review of the ways of working and
composition of the Board and its Committees, drew up a proposed plan and next steps or actions for further consideration by the Board.
The Board reviewed the results at its March 2025 meeting and agreed on various actions for implementation. The Board remains committed to annually reviewing its performance as well as that of its committees and individual directors, with such evaluation being carried out by an external facilitator every three years. The evaluation in fiscal 26 is expected to be managed and facilitated internally.
The Chair has confirmed that the non-executive directors standing for re-election at this year’s AGM continue to perform effectively, both individually and collectively as a Board, and that each demonstrates commitment to their roles.
The general feedback and actions for focus in the following year as identified during the December 2024 evaluation are detailed in the following table.

92	Diageo Form 20-F 2025
CORPORATE GOVERNANCE REPORT continued

Key recommendations	Actions for focus in 2025/26
General feedback
Continue engagement between Board members and the workforce.	Ensure timely finalisation and circulation of board papers ahead of meetings.
Continued recognition for an experienced and effective Company Secretarial function.	Ensure adequate time is allocated for presentations, deep dives and discussion during meetings.
Board composition and succession
Recent appointments of directors have ensured appropriate quality, experience, background and diversity of the Board.	Continue to review the succession planning and pipeline at executive and senior management level.
Ensure continuation of board-level knowledge while considering technical areas such as AI, digital and public policy amongst others.	Review alternative models for the current composition for Board committee membership.
Continue to focus on recruitment and talent pipeline on key areas for additional expertise.
People and culture
Continue to promote and protect the company's corporate culture, values and focus on talent development.	Maintain ongoing function in talent development and workforce engagement.
Continue to ensure a clear and structured approach to leadership development.	Increase focus on Executive talent succession planning and tenure.
•Review and track the success of Executive development programmes.	Deeper analysis and insight of employee survey results to Board members.
Strategy and risk
Improved clarity in strategic focus and visibility of external stakeholder sentiment and significant improvement in stakeholder communication.	Enhance strategic focus and horizon scanning while encouraging discussion and dialogue concerning key issues across different time scales.
Improved clarity and consistency in use of dashboard updates for the company's key priorities, issues and imperatives.	Allow for more opportunities for third-party input and insights into how Diageo is perceived and recognised externally.
Strong feedback in relation to deep-dive sessions with regional team management.	Continue to build strong and collaborative approach between management and Board members.
Progress made against prior year's actions
Good progress has been made against the actions identified following last year’s externally facilitated performance evaluation:
The Board has continued to promote and protect the company's culture and values.
There has been a continued focus on Board and management
succession planning and ensuring a pipeline of high-quality, diverse talent.
The Board has continued to maintain strategic focus, monitor the changing business landscape and align the company's approach to strategic matters.
Workforce Engagement statement
At Diageo, our people are our most important asset and are critical to our company’s success. We know that creating an inclusive and diverse culture where colleagues can freely express their views and feel listened to is not only core to our purpose of ‘celebrating life, every day, everywhere’ but is also key to sustaining high levels of engagement and performance, as well as ensuring Diageo remains a great place to work.
To understand our colleagues’ experiences, we gather their feedback through both formal and informal channels. Diageo’s Workforce
Engagement programme is an important way for the Diageo plc Board to hear colleagues’ insights on key topics, including culture, strategy, and ways of working. It is also a valued opportunity for teams to have direct access to Board members.
In F25, Karen Blackett CBE, our designated Non-Executive Director for workforce engagement, alongside all Non-Executive Directors, held 14 virtual and in-person sessions across the year, formally engaging with
654 colleagues from all regions, functions, and organisational levels below senior leadership. Diageo Chair, Sir John Manzoni, also visited several markets in the year, engaging a further 1705 colleagues in informal townhall conversations, and Karen Blackett joined two inclusion and diversity events with 956 colleagues. Sessions have been highly engaging and Board members have valued the openness of conversations and the opportunity to gather insights on many positive aspects of working at Diageo, as well as clear areas for improvement.
The key themes emerging from these workforce engagement
discussions are:
Diageo’s culture is often described as engaging, ambitious and collaborative, and this continues to be a source of pride
amongst our employees, alongside their passion for our
brands. Progress is being made with our dial up behaviours,
with scope to further embed these in our culture for greater speed and agility. Diageo’s formal recognition platform,
Celebrate, is widely used and praised, as a way of reinforcing the dial up behaviours being demonstrated by colleagues.
Diageo’s approach and sustained commitment to inclusion and
diversity, progressive employment policies, and its broader
Spirit of Progress commitments are highlighted frequently as reasons colleagues join and remain at Diageo. Pride in the
company’s approach to doing business the right way and
acting with integrity were also consistently shared in
conversations.
We must continue to simplify our business, addressing day-to-day barriers people face in their jobs, which can hold us back
from performing at our best and can at times impact
motivation.
There are also opportunities to communicate with increased
transparency and provide greater clarity on priorities,
accountabilities and decision rights.
Whilst there has been progress in building core capabilities in
Digital, Data and Analytics, employees are keen to see these further embedded.
These improvement areas are points of focus within our Accelerate programme in F26 and beyond.
The key themes were also reflected in this year’s engagement results seen in the global employee survey, Your Voice, which remains top quartile and above external benchmarks with 83% engagement levels
(+2 vs 2024) and 90% proud to work for Diageo (+1 vs 2024).
Insights gathered from workforce engagement sessions held by the
Board, alongside broader listening tools such as the Your Voice annual employee engagement and pulse surveys, have helped the company to listen and respond to the perspectives of our employees, as well as identify specific areas to further enhance our employee experience.

93	Diageo Form 20-F 2025
Purpose, values and culture
The Board is responsible for establishing the company’s purpose, values and culture and for monitoring the level of culture embedment within our business. We have a long-established purpose and set of values which resonate strongly with our employees, as indicated by the
Board's engagement sessions with our workforce and employee surveys.
We are very conscious that we must operate with the highest standards of governance, doing business the right way, from grain to glass. This principle is embedded in our Code of Business Conduct and global policies, aligned with our 'Spirit of Progress' goals and reflected in our ways of working. We are pleased that we have a strong reputation for inclusion and diversity which reflects our values, attracts the best talent and enables our people to succeed.
There are a number of ways in which the Board monitors and assesses culture, including:
Site visits
Directors are encouraged to visit the group’s offices, production facilities and sites in different markets and regions to further their understanding of the business and increase interactions with employees and the wider workforce. During fiscal 25, the majority of
Board meetings have been held in the company's headquarters in
London, enabling Directors to meet and interact with employees, while the Board also met with the company's regional management team for
Africa in October 2024. As part of the Board's workforce engagement programme, non-executive directors regularly hold in-person and virtual meetings, townhalls, focus groups and question and answer sessions with employees in different locations over the course of the year.
Employee surveys
The Board receives reports from the Chief HR Officer on the results of the company’s global annual ‘Your Voice’ survey, including levels of employee engagement, employee perceptions of the company's
purpose and of their people managers (including net promoter scores)
and any themes raised. The survey results also give visibility of areas on which management must continue to focus. Results of this year's
Your Voice survey are described on page 40.
SpeakUp allegation reporting
Regular reports are provided by the business integrity team to the
Audit Committee with information and data on reported allegations of breaches of the Code of Business Conduct and other group policies, including those received through our confidential and independent whistleblowing service SpeakUp. These reports also include analyses of emerging trends, investigation status reports and closure rates, and summaries of actions taken. These reports enable the Directors to gain an understanding of common issues and action planning, as well as providing insights into the purpose, values and culture embedment across its markets and functions.

For more details of the SpeakUp service, see page 100.
Workforce engagement programme
Insights drawn from the Board’s annual programme of workforce engagement are used by the Board to monitor and assess the culture of the company. Recommendations are fed back to management regularly with workforce engagement being discussed at Board meeting sessions twice a year. The engagement programme, which is led by Karen
Blackett CBE, has enabled all non-executive directors to participate by directly engaging with employees from a variety of regions, functions and levels in the business. For more information on workforce engagement, see page 92.

94	Diageo Form 20-F 2025
CORPORATE GOVERNANCE REPORT continued
How the Board monitors culture
How the Board
assesses
Diageo's culture

Site visits

Directors regularly visit Diageo's offices
and production sites as part of the
Board's annual cycle of meetings. In
addition to the head office in London,
Directors visit other Diageo locations,
offices and sites during the course of the
year for meetings and for familiarisation
visits. During fiscal 25, the Board met
leaders of the Africa region during board
meetings held in Cape Town, South
Africa, at which the Board also met
representatives of key customers in that
market.

Town hall and focus group meetings

Non-executive directors participate in
both virtual and physical town hall
sessions and smaller focus group sessions
during the year, as part of the Board's
workforce engagement programme.
Attendees are invited from particular
markets and functions, including
contractors, temporary and remote
workers, often in non-leadership roles.
The scope of topics discussed is
relatively broad, covering culture and
aspects of working at the company.

Remuneration engagement

The Chair of the Remuneration Committee
meets with a focus group of employees to
discuss the approach to executive pay
annually. The focus group is comprised of
cross-market and functional employee
representatives. Through this engagement,
we aim to both deepen employees'
understanding of the ways in which
executive pay decisions are made and
receive feedback and views from
employees on the company's approach to
executive remuneration in the context of
broader reward and pay policy within
the group.

Employee Resource Groups

We have a network of employee
resource groups (ERGs) which create
connections and community within our
employee and workforce population,
both in regions and globally. For
example, the Spirited Women Network
and our Rainbow Network operate
several markets internationally. The
ERGs provide communities of support
and enable management to better
understand concerns of diverse groups
within our workforce. Feedback from
the ERGs is used to assist the Board in
monitoring the culture.

Your Voice surveys

Our annual global employee engagement
survey, Your Voice, provides employees
with an opportunity to feedback their
experience of working at the company,
including areas which are working well
and those that could be improved. The
survey, which takes the form of a
questionnaire with the ability to provide
commentary, is conducted and managed
by a third-party provider in multiple
languages. All responses are treated
confidentially with the results being
reported back to management, enabling
them to create action plans per team.
Key themes and feedback is also
reported to the Board.

Workforce engagement sessions

All non-executive directors participate
in the Board's workforce engagement
programme, meeting and engaging
directly with groups of employees. We
aim to provide the Board with a greater
understanding of the views of colleagues
on the company's strategy, performance,
values, governance, culture, working
environment or any other topic of
importance to workers, and to inform
the Board on related decision-making.
For further information on the workforce
engagement programme, see page 93.

95	Diageo Form 20-F 2025
Additional information
Appointment and re-appointment at the AGM
The Chair has confirmed that the non-executive directors standing for re-appointment at this year’s Annual General Meeting (AGM) continue to perform effectively, both individually and collectively as a Board, and that each non-executive director demonstrates commitment to their roles and continues to provide constructive challenge, strategic guidance and offer specialist advice, as well as holding management to account. As can be seen from the attendance records set out on page
77, Directors’ attendance levels have been consistently high throughout the year ended 30 June 2025. Further details, including biographies, are set out in the Notice of Meeting for this year's AGM.
Internal control and risk management
An ongoing process has been established for identifying, evaluating and managing risks faced by the group. This process, which complies with the requirements of the Code, has been in place for the full financial year and up to the date the consolidated financial statements were approved and accords with the guidance issued by the Financial Reporting Council (FRC)
in September 2014, entitled ‘Guidance on Risk Management, Internal
Control and Related Financial and Business Reporting’. The Board confirms that, through the activities of the Audit Committee described below, it has completed a robust assessment of the principal and emerging risks facing the company, including those that would threaten its business model, future performance, solvency or liquidity. These risks and their mitigations are set out above in the section of this Annual Report dealing with principal and emerging risks on pages 63-71.
The Board acknowledges that it is responsible for the company’s systems of internal control and risk management and for reviewing their effectiveness. The Board confirms that, through the activities of the Audit Committee described in its report, it has reviewed the effectiveness of the company’s systems of internal control and risk management. During the year, the Audit Committee considered the nature and extent of the risks that the Board was willing to take to achieve its strategic goals and reviewed the existing internal statement of risk appetite, which had been updated this year by the Executive
Audit & Risk Committee, following which the Audit Committee made a recommendation to the Board which was then approved. The Audit
Committee reviews the company's principal risks regularly throughout the year in accordance with a schedule proposed by management with each such risk being reviewed by management in the Audit & Risk
Committee or other management steering groups prior to it being considered by the Audit Committee. The Board also regularly reviews emerging and disruptive risks as part of its Annual Strategy
Conference, held this year in May in Scotland, from which a number of topics are identified for more detailed review by either the Board or the Audit Committee over the following 12 months. The company has in place internal control and risk management systems in relation to the company’s financial reporting process and the group’s process for the preparation of consolidated accounts. Further, a review of the contents of the company's public filings and disclosures, including its consolidated financial statements and non-financial disclosures, is completed by management through the Filings Assurance Committee to ensure that the contents of the company's interim and preliminary results announcements, Annual Report and Form 20-F appropriately reflect the non-financial and financial position and results of the group. Further details of this are set out in the Audit Committee report on page 97.
Viability statement
In accordance with the Code, the Board has also considered the company’s longer-term viability, based on a robust assessment of its principal and emerging risks. This was done through the work of the
Audit Committee which recommended the Viability statement to the
Board. For further information about how the Board has reviewed the long-term prospects of the group, see pages 72-73.
Going concern
Management prepared 18-month cash flow forecasts which reflect severe but plausible downside scenarios taking into consideration the group's principal risks. In the base case scenario, management included assumptions to deliver positive operating leverage, with organic profit growth ahead of organic net sales growth. In light of the ongoing geopolitical volatility, the base case outlook and severe but plausible downside scenarios incorporated considerations for a prolonged global recession, supply chain disruptions, higher inflation and further geopolitical deterioration. Even under these scenarios, the group’s liquidity is still expected to remain strong. Mitigating actions, should they be required, are all within management’s control and could include reductions in discretionary spending such as acquisitions and capital expenditure, lower level of marketing spend and investment in maturing stock, as well as a temporary suspension or reduction in dividend to shareholders in the next 12 months, or drawdowns on committed facilities. Having considered the outcome of these assessments, the Directors are comfortable that the group (and company) is a going concern for at least 12 months from the date of signing the group's consolidated financial statements.
Political donations
The group has not given any money for political purposes in the
United Kingdom during the year. Diageo North America, Inc. made contributions solely at its own discretion to non-UK political candidates and committees in the United States, where it is common practice to do so. Contributions of approximately $1.36 million (2024: $1.1 million)
were made by Diageo North America, Inc. during the financial year to state and local candidates and committees, consistent with applicable laws. Additionally, our Australian based subsidiary made contributions, solely at its own discretion, totalling approximately $0.09 million
(2024: $0.01 million).
The contributions in the United States reflect no endorsement of a particular political party, and contributions were made with the aim of promoting a better understanding of our business and our views on commercial matters, as well as a generally improved business environment.

96	Diageo Form 20-F 2025
CORPORATE GOVERNANCE REPORT continued
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
Accounting Standards, comprising FRS 101 ‘Reduced Disclosure
Framework’, and applicable law). In preparing the group consolidated financial statements, the Directors have also elected to comply with
International Financial Reporting Standards issued by the International
Accounting Standards Board (IFRS as issued by IASB).
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
•state whether applicable UK-adopted international accounting standards, IFRS issued by IASB have been followed for the group financial statements and United Kingdom Accounting Standards, comprising FRS 101 ‘Reduced Disclosure Framework’ and applicable law have been followed for the parent company financial
statements, subject to any material departures disclosed and explained in the financial statements;
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
Directors’ confirmations
The Directors consider that the Annual Report and financial
statements, taken as a whole, is fair, balanced and understandable and provides the information necessary for shareholders to assess the group’s and parent company’s position and performance, business model and strategy. Each of the Directors, whose names and functions are listed on pages 78-79 confirm that, to the best of their knowledge:
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
group's and parent company’s auditors are aware of that information.
The responsibility statement was approved by a duly appointed and authorised committee of the Board of Directors on 13 August 2025.

97	Diageo Form 20-F 2025
AUDIT COMMITTEE REPORT
Ensuring integrity
across the business

Dear Shareholder
I am pleased to present the Audit
Committee’s report for the year ended
30 June 2025, which describes how
the Committee has carried out its
responsibilities over the year.
The role of the Audit Committee is to monitor
and review the integrity of financial information
and external reporting, and to provide
assurance to the Board that the company's
internal controls and risk management
processes, including its internal audit, controls,
business integrity and compliance processes, are
appropriate and regularly reviewed. The Audit
Committee oversees the work of the external
auditor, monitors its independence, approves its
remuneration and recommends its appointment.
The Committee is also responsible for reviewing
the company's principal and emerging risks,
which it carried out over the course of the year
through a series of risk reviews and deep dives.
During the year, the Committee has maintained
its focus on areas of significant and particular
importance. The Committee closely monitors
the company’s processes and functions with
respect to internal audit, controls assurance,
risk and business integrity with reports being
issued at regular intervals over the year. The
Committee reviews progress against annual
plans and targets, including compliance and
breach allegation investigation rates, internal
audit findings, and work on controls
assessment. Each principal risk is reviewed by
the Committee on a regular basis over the
year including, for example, Diageo's cyber
security risk management processes,
governance systems and capabilities, which
are of key importance in light of continuously
evolving risks in respect of cyber threats.
Further information is provided on pages
98-101.
Having taken over as Chair of the Committee in
August 2024, I have been pleased to find that
the relationship between the Committee,
management and the external auditors is
transparent, open and constructive. I am sure
that the Committee will continue to discharge
its duties in an effective and diligent manner
during fiscal 26.
Julie Brown
Chair of the Audit Committee

role of the committee	committee members	Principal areas of focus

Monitors the integrity of the company's
financial statements and formal
statements relating to the company's
financial performance.
Considers whether the annual report
and accounts, taken as a whole, is fair,
balanced and understandable, and
provides information necessary to assess
the company's position
and performance.
Reviews the company's risk management
and internal control framework,
including effectiveness of internal audit.

Julie Brown (Committee Chair)
Melissa Bethell
Karen Blackett CBE
Valérie Chapoulaud-Floquet
Susan Kilsby
Ireena Vittal
As at the end of fiscal 25, the above
directors were members of the
Committee. As set out on page 105, the
Board has moved to a more focused
Committee structure in fiscal 26, which
includes a reduced number of members
on the Audit Committee.

Review of financial and non-financial
reporting.
Supervising the group's internal
audit, risk and controls functions
and processes including in respect
of viability.
Selection and oversight of external
auditors, and review of audit quality.
Review of the group's systems
of financial reporting and
accounting issues.
Oversight of the group's regulatory
compliance, business integrity and
whistleblowing mechanisms.

Read more on pages 98-101.	Read more on page 98.	Read more on page 101.

98	Diageo Form 20-F 2025
AUDIT COMMITTEE REPORT continued
Role and composition of the Audit Committee
The role of the Audit Committee is fully described in its terms of reference, which are available at https://www.diageo.com/en/our-
business/corporate-governance. During fiscal 25, there were a number of changes in committee membership with Sir John Manzoni stepping down as a member on 5 February 2025, on his appointment as Chair of the Board, and Karen Blackett CBE and Valérie Chapoulaud-Floquet
stepping down from the end of fiscal 25. The Audit Committee is now comprised of four independent non-executive directors, being Julie
Brown (Committee Chair), Melissa Bethell, Susan Kilsby and Ireena
Vittal. The Chair of the Board, the Chief Financial Officer, the General
Counsel and Company Secretary, the Group Controller, the Head of
Controls, Assurance and Risk Excellence (CARE), the Chief Business
Integrity Officer, the General Counsel Corporate and Deputy Company
Secretary, the Group Chief Accountant and the external auditor regularly attend meetings of the Committee. The Audit Committee met privately with the external auditor, the Chief Business Integrity Officer and the Head of CARE regularly during the year. During the course of the year, the Committee met five times and constituted a
subcommittee to review progress of the year end audit and reporting processes. Details of attendance of all Board and Committee meetings by Directors are set out on page 77.
Reporting and financial statements
During the year, the Audit Committee reviewed the quarterly trading updates, the interim results announcement, including the interim financial statements, the Annual Report and associated preliminary results announcement and Form 20-F, focusing on key areas of judgement and complexity, critical accounting policies, disclosures
(including those relating to contingent liabilities, climate change and principal risks), viability and going concern assessments, provisioning and any changes required in these areas or policies. The Audit
Committee has also focused in particular on the company’s approach to assurance and internal approvals processes. Under the supervision of
the Audit Committee, management has again sought to refine    non-
financial reporting in order to emphasise the most material goals and actions taken against our 'Spirit of Progress' action plan, while also complying with the recommendations of the Task Force on Climate-
related Financial Disclosures.
This year the Committee has continued to regularly review progress of the company's transformation project to improve Diageo’s internal processes and upgrading its financial systems and technology, monitoring progress against the project's targets and timeline, including its controls framework and reporting capabilities.
The company has in place internal control and risk management systems in relation to the company’s financial and non-financial reporting process including the group’s process for the preparation of consolidated financial statements. A review of the consolidated financial statements and the draft Annual Report is completed by the
Filings Assurance Committee (FAC) to ensure that the financial position and results of the group are appropriately reflected therein. In addition to reviewing draft financial statements for publication at the half and full year, the FAC is responsible for examining the company’s financial and non-financial information and disclosures, the effectiveness of internal controls relating to financial and non-financial reporting and disclosures, legal and compliance issues and determining whether the company’s disclosures are accurate and adequate. This year the FAC has continued to focus on the adequacy of the group's inventory monitoring processes across all regions. The FAC comprises senior executives such as the Chief Executive, the Chief Financial
Officer, the General Counsel and Company Secretary, the General
Counsel Corporate and Deputy Company Secretary, the Group
Controller, the Group Chief Accountant, the Head of Investor
Relations, the Head of CARE and the Chief Business Integrity Officer.
The company’s external auditor also attends meetings of the FAC.
Presidents of each region and their finance directors attend the FAC on request. The Audit Committee reviewed the work of the FAC and a report on the conclusions of the FAC process was provided to the Audit
Committee by the Chief Financial Officer.
Diageo has carried out an evaluation, under the supervision and with the participation of management, including the Interim Chief Executive and
Chief Financial Officer, of the effectiveness of the design and operation of
Diageo's disclosure controls and procedures (as defined in the US Securities
Exchange Act Rule 13a-15(e)) as of the end of the period covered by this
Annual Report. Based upon that evaluation, Diageo's Interim Chief
Executive and Chief Financial Officer concluded that, as of 30 June 2025,
Diageo's disclosure controls and procedures were effective.
As part of its review of the company's Annual Report and associated disclosures, the Audit Committee has considered whether the report is 'fair, balanced and understandable' and provides the information necessary for shareholders to assess the company's position, performance, business model and strategy, as required by Principle N of the Code. In doing so, the
Committee has noted the guidance issued by the Financial Reporting Council
(FRC) on this subject as well as best practice recommendations from external advisors. The Committee has considered factors such as whether the report includes descriptions of the business model, strategy and principal risks which are sufficiently clear and detailed to enable users to understand their importance to the company, whether the report is consistent throughout with the narrative reflecting the financial statements and understanding of directors during the year, that information is presented fairly, without omission of material information and not in a manner which might mislead users.
The Committee has also considered the presentation of GAAP and non-
GAAP measures to ensure appropriate prominence is given to GAAP measures and that non-GAAP measures are presented consistently and can be clearly reconciled. The Audit Committee has also considered the governance and processes undertaken by management in drafting, developing and reviewing the contents of the Annual Report, which have been designed to ensure the robustness and adequacy of the information contained in it, including review by and input from senior executives, the company's advisors and through the work of the FAC.
On this basis, the Audit Committee recommended to the Board that it could make the required statement that the Annual Report is 'fair, balanced and understandable'.
FRC correspondence
The Committee reviewed a comment letter addressed to the company which had been received from the FRC in March 2025 relating to its review of the company's annual report and accounts for the year ended
30 June 2024. The Committee was pleased to note that the letter confirmed that the FRC had no questions or queries to raise, although it did note some matters which the FRC believed could be improved for the benefit of users. The company responded by confirming that it would consider those matters in the context of future reporting.
Updates have been made in the fiscal 25 Annual Report to reflect the
FRC's observations. The Committee notes that the FRC's review does not provide assurance that the annual report and accounts were correct in all material respects as the FRC's role is not to verify information but to consider compliance with reporting requirements.
External auditor
During the year, the Audit Committee reviewed the external audit strategy and the findings of the external auditor from its review of the interim results and its audit of the consolidated financial statements.
The Audit Committee reviews annually the appointment of the auditor
(taking into account the auditor’s effectiveness and independence and all appropriate guidelines) and makes a recommendation to the Board accordingly. Any decision to open the external audit to tender is taken on the recommendation of the Audit Committee. There are no
contractual obligations that restrict the company’s current choice of external auditor. Following the last tender carried out during fiscal 24,
PwC was re-appointed as Diageo’s external auditor, having first been appointed as such in fiscal 16. PwC's re-appointment for fiscal 25 was approved by shareholders at the 2024 AGM. The company is required to have a mandatory audit tender after 10 years by the Statutory Auditors and Third Country Auditors Regulations 2016, and, as the Audit
Committee considers the relationship with the auditors to be working well and remains satisfied with their effectiveness and the quality of their audit work, the Audit Committee does not currently anticipate that it will conduct an audit tender before it is required to do so. The
Audit Committee considers this to be in the best interests of the company's shareholders for the reasons outlined above and will continue to monitor this annually to ensure the timing for the audit tender remains appropriate, taking into account the effectiveness and independence of the auditor. The company has complied with the provisions of The Statutory Audit Services for Large Companies Market
Investigation (Mandatory Use of Competitive Tender Processes and

99	Diageo Form 20-F 2025
Audit Committee Responsibilities) Order 2014 for the year ended
30 June 2025.
Since the conclusion of the audit for the year ended 30 June 2023,
Scott Berryman has been lead audit partner with responsibility for signing the Diageo plc audit opinion on behalf of PwC. Scott will remain as such for the year ending 30 June 2026. The Board will propose the reappointment of PwC at the AGM to be held in November
2025.
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
The effectiveness of the audit process in addressing these matters was assessed through reports presented by the auditor to the Audit
Committee which were discussed by the Committee at both interim results in January, and year end, in July. Following completion of the audit process, feedback on its effectiveness was provided during review meetings with management, who also completed questionnaires on their experience with the audit. Both management and the auditor provided their assessments of auditor effectiveness and quality to the
Audit Committee for consideration at its meeting in December. The auditor assessment is undertaken based on the requirements of the
Code as well as guidance issued to audit committees by the FRC in
April 2016 and Audit Committees and the External Audit: Minimum
Standard published by the FRC in May 2023, as well as the NYSE listing rule 303A.07. It includes consideration of the findings of the FRC's
Audit Quality Review team which published its 2023/24 Audit Quality
Inspection and Supervision report on PwC in July 2024, periodic regulatory review carried out by the US Public Company Accounting
Oversight Board (PCAOB) and the Quality Assurance Department of the
Institute of Chartered Accountants in England and Wales, as well as benchmarking of the auditor as against its peers. The assessment also takes into consideration PwC's annually published Transparency Report which sets out how the firm upholds its professional responsibilities and seeks to ensure delivery of quality in its services. The results of the survey conducted in October 2024 indicated that overall
satisfaction with PwC's performance had slightly improved compared to the previous year's survey, with the consensus view being that overall performance is solid. Consistent strong feedback was received in relation to professional expertise, business knowledge, auditor independence, quality control processes, challenges and
communication between PwC and management. Feedback from
management suggested that areas where continued focus was required included timing of planning, timely review and feedback on audit matters, improvement in internal communications and co-ordination, continuity of resources, more efficient and proactive query resolution, use of best practice examples of processes and controls, and transparency on audit activities throughout the year. It was concluded that the relationship between the auditor and management continued
to be strong and open. The external audit team communicated openly and clearly those areas which they considered significant and their views on such matters. Senior members of the PwC team had been very visible throughout the business and strengthened relationships with management.
During the external audit, the auditor challenged management on its approach taken as to brand and asset impairment testing, including reviewing management's updated trigger assessment. The auditors also reviewed underlying contractual documentation relating to Distill
Ventures investments, considering past performance in order to assess whether the impairment recognised by management was reasonable. In relation to brand impairment testing, the auditors discussed with management their plans and strategies for future growth of the brands as against recent performance and forecasts. The auditor also challenged management as to other judgemental matters such as the potential impact of US tariffs on goodwill and carrying value of certain brands. The auditor also challenged management while preparing the
Annual Report as to disclosures of critical accounting policies and practices, including those relating to uncertain tax positions, valuation of pension obligations and the treatment of certain capitalised costs.
The Audit Committee assessed these challenges, discussing them with management and the auditor, and seeking additional information and evidence from management in support of these assessments.
FRC quality review
The FRC’s quality review team routinely monitors the quality of the audit work of certain UK audit firms through inspections of sample audits and related quality processes. PwC was reviewed on the audit of our financial reporting for the year ended 30 June 2023. A copy of the
FRC team's report was provided to the Audit Committee.
External auditor independence
The group has a policy on auditor independence and on the use of the external auditor for non-audit services, which is reviewed annually, most recently in July 2025. Under the auditor independence policy, any member of the PwC global network shall provide to the company, its subsidiaries or any related entity only permissible services, subject to the approval of the Audit Committee after it has properly assessed through its governance process the threats to independence and the safeguards applied in accordance with the FRC Ethical Standard, SEC auditor independence rules and US Public Company Accounting
Oversight Board rules. These services are set out in full in the policy and are generally those which the external auditor is best placed to provide, which may include reporting required by law or regulation to be performed by the auditor and services which are closely linked to audit work and where the auditor's understanding of the group is relevant to the services. Any FRC permissible service to be provided by the auditor, regardless of the size of the engagement, must be specifically approved by the Audit Committee or its nominated delegate (being the Chair of the Audit Committee) based on a defined scope of pre-approved services. The policy explicitly specifies the auditor independence review and approval mechanism process by the
Committee for permissible engagements above the specified threshold of £125,000. Fees paid to the auditor for audit, audit-related and other services are analysed in note 4(b) to the consolidated financial statements. The nature and level of all services provided by the external auditor are factors taken into account by the Audit
Committee when it reviews annually the independence of the external auditor. During the year, no non-assurance related services were provided by the external auditor to the company, its subsidiaries or any related entity other than personal tax services provided to two
Non-Executive Directors and the provision of services in connection with the issuance of senior notes by a group company.

100	Diageo Form 20-F 2025
AUDIT COMMITTEE REPORT continued
Internal audit, controls assurance and risk
The company’s internal audit team undertakes an annual audit and risk plan by delivering a series of internal assurance and audit assignments across a variety of markets, processes, business units and functions. On the conclusion of each assignment, the internal audit team issues a report on its findings which may also include an overall rating as to the status of the market, process or function being audited, detailed reasons for the rating and actions to be taken within a specific timetable. The Audit Committee receives regular reports from the
Head of CARE on the latest reports issued.
This year a number of internal audits have been undertaken including both market and functional audits as well as of certain of the group's end-to-end processes and procedures. The Audit Committee assesses the effectiveness of the company's internal audit processes by reviewing its annual audit plan at the start of the financial year, monitoring its ongoing quality throughout the year, and assessing completion rates and feedback provided following completion of the annual audit plan. Having carried out this assessment, the Audit
Committee is of the view that the quality, experience and expertise of the internal audit team is appropriate for the business. The company operates a global controls assurance programme for financial reporting controls in each market and function, which monitors compliance with and effective operation of the company’s controls framework. The
Audit Committee receives regular reports on the status of the controls assurance plan, actions taken to enhance controls design and effectiveness, awareness training provided to employees, testing results and trends analysis derived from the company’s integrated risk management system. The Committee also reviewed and approved
changes to the principal risk descriptions and risk footprint, as well as receiving regular presentations and reviews of the status of its principal and emerging risks. This year, these reviews have covered areas including business ethics and integrity, anti-counterfeit and product quality, geopolitical volatility and business interruption, business transformation, stock in trade, cyber security and IT resilience, climate change and sustainability, strategic business transformation and international taxation.
Business Integrity programmes
Diageo is committed to conducting its business responsibly and in accordance with all laws and regulations to which its business activities are subject. We hold ourselves to the principles in our Code of Business
Conduct, which is embedded through a training and education programme for all employees. Our employees are expected to act in accordance with our values, the Code of Business Conduct, our policies and in compliance with applicable laws and regulations. The Audit Committee monitors compliance with the company’s ethical standards through the Business
Integrity framework. The Chief Business Integrity Officer provides regular updates to the Audit Committee on the business integrity programme, including the annual Code of Business Conduct training and completion rates, the launch and roll-out of new programmes and policies, and the SpeakUp hotline and investigations process.
Our Code of Business Conduct, available in 18 languages, sets out what
Diageo stands for as a company and our expectations for our
employees. The Code of Business Conduct annual training is mandatory for eligible(1) employees which, for fiscal 25, comprised over 23,800 employees globally. Training is delivered in an easily accessible e-
learning format, with classroom training delivered to those employees who do not have regular access to a computer. The Code of Business
Conduct is available at https://www.diageo.com/en/our-business/
corporate-governance/code-of-business-conduct.
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
Employees are encouraged to raise concerns about potential breaches of the Code of Business Conduct or policies to line managers, Legal or
HR colleagues, the global Business Integrity team or via SpeakUp, a confidential whistleblowing mechanism. SpeakUp is a global service administered by an independent provider, accessible via online or by telephone. Where legally permitted, it can be used anonymously and reports kept confidential. Allegations are investigated and, if substantiated, appropriate disciplinary and corrective actions are taken. The Audit Committee receives and reviews reports on
allegations, including root cause analysis and investigation closure rates. During fiscal 25, all of Diageo's Non-Executive Directors attended the Audit Committee and therefore all Non-Executive Directors who make up the Board routinely reviewed the findings of the company's whistleblowing processes in accordance with the UK Corporate
Governance Code.
During fiscal 25, 891 allegations of breaches were reported, which is a
17% increase on the prior fiscal year. Of those reported allegations,
32% were substantiated with 94 people leaving the business as a result of breaches of our Code of Business Conduct, compared with 101 Code of Business Conduct-related leavers(1) in fiscal 24. Below is a summary of reported and substantiated breaches over the past three fiscal years.
(1) For more details, see Non-Financial Reporting Boundaries and
Methodologies, available on our website.
Reported and substantiated breaches
Fiscal 23
Fiscal 24
Fiscal 25

ò	Reported breaches
ò	Substantiated breaches
ò	Code-related leavers

101	Diageo Form 20-F 2025
Senior financial officers’ code of ethics and dealing
code
In accordance with the requirements of SOx and related SEC rules,
Diageo has adopted a code of ethics covering its Chief Executive, Chief
Financial Officer, and other senior financial officers. During the year, no waivers were granted in respect of this code of ethics. The full text of the code of ethics is available at https://www.diageo.com/en/our-
business/corporate-governance/compliance. Both the Audit & Risk
Committee and the Audit Committee regularly review the strategy and operation of the Business Integrity programme through the year.
The company has also adopted a dealing code setting out requirements in relation to dealings in Diageo securities by Directors, Executive
Committee members and certain other employees, which is designed to ensure compliance with applicable insider trading and market abuse regulations, in particular the UK Market Abuse Regulation.
Management’s report on internal control over financial
reporting
Management, under the supervision of the Interim Chief Executive and
Chief Financial Officer, is responsible for establishing and maintaining adequate control over the group’s financial reporting. The Filings
Assurance Committee supports the Interim Chief Executive and Chief
Financial Officer in ensuring the accuracy of the company’s financial reporting, filings and disclosures. As summarised on page 98, prior to interim reporting and preliminary reporting each year, the Filings
Assurance Committee examines the company’s financial information and processes, the effectiveness of its controls in respect of financial reporting and the contents of its disclosures.
Management has assessed the effectiveness of Diageo’s internal control over financial reporting (as defined in Rules 13(a)-13(f) and 15(d)-15(f)
under the United States Securities Exchange Act of 1934) based on the framework in the document ‘Internal Control – Integrated Framework’, issued by the Committee of Sponsoring Organizations of the Treadway
Commission (COSO) in 2013. Based on this assessment, management concluded that, as at 30 June 2025, internal control over financial reporting was effective. During the period covered by this report, there were no changes in internal control over financial reporting that have materially affected or are reasonably likely to materially affect the effectiveness of internal control over financial reporting. The same independent registered public accounting firm which audits the group’s consolidated financial statements has audited the effectiveness of the group’s internal control over financial reporting, and has issued an unqualified report thereon, which is included in the integrated audit report which is included in the company’s Form 20-F to be filed with the SEC.
'Financial expert', recent and relevant financial
experience
The Board has satisfied itself that the membership of the Audit
Committee includes at least one Director with recent and relevant financial experience and has competence in accounting and/or auditing and in the sector which the company operates, and that all members are financially literate and have experience of corporate financial matters. For the purposes of the Code and the relevant rule under SOx,
Section 407, the Board has determined that Julie Brown is independent and may be regarded as an Audit Committee financial expert, having recent and relevant financial experience, and that all members of the
Audit Committee are independent non-executive directors with relevant financial and sectoral competence. See pages 78-79 for details of relevant experience of Directors.
Committee activities
Details of the main areas of focus of the Audit Committee during the year include those summarised below:

Areas of focus
Corporate reporting
•Half and full year external reporting updates
•Interim and preliminary results review and approval
•Annual Report and consolidated financial statements, Form 20-F review and approval
•Quarterly trading updates

Internal controls
•Internal audit updates
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

Risk management
•Principal and emerging risk reviews and tracking
•Risk updates, including group risk footprint and risk appetite review and approvals
•Business ethics and integrity, human rights, anti-counterfeit and quality, geopolitical volatility and business interruption, business transformation, stock in trade, cyber security and IT resilience, climate change and sustainability, and international taxation risk reviews

F-11	Diageo Form 20-F 2025
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
Management has assessed the effectiveness of Diageo’s internal control over financial reporting (as defined in Rules 13(a)-13(f) and
15(d)-15(f) under the United States Securities Exchange Act of 1934) based on the framework in the document ‘Internal Control –
Integrated Framework’, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in 2013. Based
on this assessment, management concluded that, as at 30 June 2025, internal control over financial reporting was effective.
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
PricewaterhouseCoopers LLP, an independent registered public accounting firm, who also audit the group’s consolidated financial statements, has audited the effectiveness of the group’s internal control over financial reporting as of June 30, 2025, and has issued an unqualified report thereon, which is included on pages 140 to 142 of this document.
Changes in internal control over financial reporting
During the period covered by this report, there were no changes in internal control over financial reporting that have materially affected or are reasonably likely to materially affect the effectiveness of internal control over financial reporting.
Directors’ responsibilities in respect of the Annual Report and financial statements
The Directors are responsible for preparing the Annual Report, the information filed with the SEC on Form 20-F and the group and parent company financial statements in accordance with applicable law and regulations.

102	Diageo Form 20-F 2025
AUDIT COMMITTEE REPORT continued
Significant issues and judgements
Significant issues and judgements that were considered in respect of the fiscal 25 financial statements are set out below. Our consideration of issues included discussion of the critical audit matters as outlined in the appendix to the independent auditors’ report.

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

Whether the carrying value of assets, in particular intangible assets and investment in associates, was supportable. Refer to notes 6, 9, 10 and 13 of the Financial Statements.
The Audit Committee reviewed the methodology applied in conducting impairment reviews and the result of management's impairment assessments that were performed during the year. The
Committee was provided with information about the carrying amounts and the key assumptions incorporated in management’s estimate of discounted cash flows of significant assets that are sensitive to key assumptions. The Committee reviewed the key assumptions used in the impairment testing, including management’s cash flow forecasts, growth rates and the discount rate used in value in use calculations and agreed they were appropriate. The Committee agreed with management’s judgements and conclusions, whereby investment in Distill Ventures companies, Aviation American Gin and other various brands and related tangible fixed assets and inventory have been impaired. The intangible asset impairment charge and accelerated depreciation related to the fixed assets are included in the total exceptional operating charge of
$970 million. The Committee agreed that the recoverable amount of the company’s other assets was in excess of their carrying value and that appropriate disclosure was provided with respect to assets impaired, and whose value is more sensitive to changes in assumptions.

The group’s more significant tax exposures and
the appropriateness of any related provisions
and financial statement disclosures. Refer to
page 67 of 'Our principal risks and risk
management' and note 7 of the Financial
Statements.

The Audit Committee agreed that the disclosure of tax risk appropriately addresses the significant change in the international tax environment, and that appropriate provisions and other disclosure with respect to uncertain tax positions were reflected in the financial statements.

The appropriateness of the valuation of post- employment liabilities, and the recognition of any surplus. Refer to note 14 of the Financial Statements.
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

The impact of climate change on the group’s financial reporting and financial statements. Refer to pages 46-57 and note 1 and note 9 of the Financial Statements.
The Audit Committee agreed that the disclosures on pages 46-57 made in response to the recommendations of the Task Force on Climate-related Financial Disclosures are appropriate and that the assumptions used in the financial statements are consistent with these disclosures.

103	Diageo Form 20-F 2025

Cyber Security Risk Management
As Diageo becomes more connected and digitally enabled, we
recognise the growing risks from increasingly sophisticated cyber threats. Cyber security is aligned to our group risk framework and is central to our principal risk area of ‘Cyber and IT resilience’.
We continue to strengthen how we protect our systems, data and brands through governance, employee awareness and regular
assessments. Our approach includes working to keep pace with global regulatory changes, such as the EU’s Network and Information
Security Directive 2 (NIS2), where we are enhancing our incident response, supplier oversight and risk reporting processes to meet evolving expectations.
Cyber security remains key to safeguarding our most valuable assets and ensuring trust in our products, services and operations worldwide.
We align our cyber security practices with recognised industry standards to help us respond effectively to threats and incidents across our global operations. In today’s environment, we are seeing increased risks from social engineering attacks and vulnerabilities in cloud infrastructure. A key area of focus is strengthening third-party risk management. We continue to work closely with our vendors and suppliers to ensure they meet our security expectations, including safeguards for systems, data and recovery capabilities, helping to build greater resilience across our end-to-end supply chain.
Our cyber security framework operates consistently across all regions and functions, enabling us to assess risks, respond quickly to threats and implement appropriate countermeasures. We are enhancing and clarifying existing protocols for escalating material cyber incidents to senior management and the Board.
In line with evolving regulatory requirements, we are progressing a structured programme to align with NIS2, focusing on governance, incident response and third-party risk obligations across our operations in Europe and globally.
We regularly engage independent cyber security experts to benchmark our capabilities and test the resilience of our systems. Alongside this, all employees and certain contractors are required to complete cyber training, with additional targeted education to address specific roles, risks and evolving threat scenarios.
The Board retains overall responsibility for risk management, including cyber security, with oversight delegated to the Audit Committee. The
Audit Committee reviews management's actions with the aim of ensuring that robust processes are in place to identify, assess and manage cyber risks, and that appropriate measures are taken to mitigate potential incidents across the business.
Under our protocols, material cyber risks would be escalated by the
Audit Committee to the Board, while day-to-day responsibility lies with management. Our cyber programmes are led by our Chief Information
Security Officer (CISO), supported by a team of experienced industry professionals. Together, they oversee the continuous monitoring of emerging cyber trends and vulnerabilities, actions taken to prevent, respond to and mitigate potential cyber threats across the business.
Management, including the CISO and cyber security team, provides regular updates to the Audit Committee, including formal reporting twice a year. These reports cover key developments, programme assessments, risk trends and mitigation strategies aligned to our risk appetite.
In fiscal 25, we did not identify any cyber threats that materially affected, or are reasonably likely to materially affect, our strategy, operations or financial condition. However, we acknowledge that no system is immune, and undetected incidents remain a possibility. For more information, please see the section on ‘Our Principal Risks and
Risk Management’ on pages 63-71.

104	Diageo Form 20-F 2025
NOMINATION COMMITTEE REPORT
Championing our
talent strategy

Dear Shareholder
Having taken over as its Chair earlier
in the year, I am pleased to provide
the report of the Nomination
Committee for the year ended 30
June 2025.
The Nomination Committee plays a key role
in ensuring adequate succession planning for
Board appointments, maintenance of a
pipeline of high-quality candidates for
potential nomination to the Board, and
supervising transitions for new appointments.
We aim to ensure that the Board is comprised
of independent, experienced and influential
individuals from a broad range of
Sir John Manzoni
Chair of the Nomination Committee
backgrounds, with appropriate skills and
capabilities to contribute to discussions on
multiple complex topics.
Following the announcement on 16 July 2025
that Debra Crew had stepped down from the
Board and as Chief Executive, the Committee
is supervising a comprehensive formal search
process for her successor. Until a permanent
appointment is made, Nik Jhangiani has
assumed the role of Chief Executive on an
interim basis. We have also recently
announced that Deirdre Mahlan will rejoin
Diageo as Interim Chief Financial Officer.
Earlier in the year, we welcomed Nik and
Julie Brown to the Board in the roles of Chief
Financial Officer and Chair of the Audit
Committee respectively.
Both Nik and Julie have many years'
experience in different consumer products
sectors which add to the Board's ability to
navigate the external consumer market.
Over the year, the Committee has continued
to carry out its role in overseeing the
company's talent planning and succession for
Executive Committee members. With John
Kennedy's retirement from the company, in
April 2025 Dayalan Nayager succeeded him as
President, Europe with Hina Nagarajan
stepping into the role of President, Africa.
Praveen Someshwar joined the company as
Managing Director and CEO, Diageo India. In
June 2025, Randall Ingber succeeded Tom
Shropshire as General Counsel and Company
Secretary.
This year the Nomination Committee has
overseen a change in board committee
composition moving from a model where all
independent Non-Executive Directors were
members of all board committees to a more
conventional model effective 1 July 2025.
The Nomination Committee has also managed
the annual evaluation process, this year
conducted as an internal exercise assessing
the performance, composition, diversity and
effectiveness of the Board and its
committees.
The Committee's focus is now on securing
the best candidate to lead the company as
Chief Executive, supported by a strong and
experienced Board and an agile and
ambitious Executive Committee. We
strongly believe that Diageo is well placed
to deliver long-term, sustainable value for
its shareholders and other stakeholders.
Sir John Manzoni
Chair of the Nomination Committee

role of the committee	committee members	Principal areas of focus

Leads process for appointments to the
Board.
Ensures adequate succession plans in
place for Board and senior management
positions.
Oversees development of a diverse
pipeline for succession.
Comprised of independent non-
executive directors.
Sir John Manzoni (Committee Chair) Melissa Bethell Karen Blackett CBE Julie Brown Susan Kilsby Valérie Chapoulaud-Floquet Ireena Vittal
Succession planning and ensuring a
strong pipeline of talent for non-
executive and executive roles.
Adapting ways of working at Board and
board committee levels to support the
new Board Chair.
Ensuring smooth transitions and
inductions for new members of the
Board, including this year the Audit
Committee Chair and CFO.
Supervising Executive Committee
membership changes.

Read more on pages 105-106.	Read more on page 105.	Read more on pages 105-106.

105	Diageo Form 20-F 2025

STRATEGIC REPORT	GOVERNANCE Report	FINANCIAL STATEMENTS	ADDITIONAL INFORMATI ON
Role and composition of the Nomination Committee
The Nomination Committee is responsible for keeping under review the composition of the Board and succession to it, reviewing succession planning for key Executive Committee roles, and succession planning and overall talent strategy for senior leadership positions, including in relation to encouraging diversity in leadership positions. It makes recommendations to the Board concerning appointments to the Board.
More details on the role of the Nomination Committee are set out in its terms of reference which are available at
https://www.diageo.com/en/our-business/corporate-governance.
The Nomination Committee comprises Sir John Manzoni (Committee
Chair), Melissa Bethell, Karen Blackett CBE, Julie Brown, Valérie
Chapoulaud-Floquet, Susan Kilsby and Ireena Vittal.
Succession planning
The Committee reviews the effectiveness and adequacy of succession planning processes and the succession plans for both the Board and
Executive Committee. Succession plans are tailored for key roles, based on merit and objective criteria, and designed to encourage inclusion and diversity. Consideration is given to the length of tenure of each incumbent with the aim to anticipate potential changes to the
Board or Executive Committee prospectively and address vacancies proactively enabling smooth succession. The Board should comprise a majority of independent non-executive directors, free of conflicts of interest, and with sufficient time to discharge their duties as Board members. The Board has a long-standing belief that it benefits from having a broad and diverse range of views expressed amongst its members, which enhances decision-making for the benefit of the long-
term interests of the company and its stakeholders. The composition and capabilities of the Board should be appropriate and reflective of
Diageo’s global scale, business and operations, its strategy, portfolio, consumer base, culture and status as a listed company. Directors should have sufficient understanding of the company and its
operations, the markets and industry in which it participates, to understand the key trends and developments which are relevant for Diageo.
Recruitment and election procedures
The recruitment process for non-executive directors includes the development of a candidate profile and the engagement of a
professional search agency specialising in the recruitment of high-
calibre candidates. We have engaged executive search company Egon
Zehnder to assist with our current recruitment and pipelining requirements. Egon Zehnder has no connection with the company aside from providing executive search consultancy services to it.
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
The company’s policy is for all directors to attend the AGM, either physically or by video conference as permitted by the company's articles of association. Details of attendance of all Board and
Committee meetings by Directors are set out on page 77.
The 2025 AGM is scheduled to be held on 6 November 2025.
External appointments
While the Board does not have a written policy with regards to the maximum number of other appointments that Directors should have, before recommending new appointments to the Board, the Nomination
Committee considers other demands on candidates’ time. As a general principle, the Committee takes the view that non-executive directors should have no more than four, and executive directors no more than one, listed mandates in addition to their role as a director of the company. However, each director's situation is considered individually.
Once appointed, any proposed additional external appointments are also reviewed by the Nomination Committee to ensure that the additional demands on a director’s time will not impact on the director’s ability to perform his or her role as a director of the company before the additional appointment is recommended for approval by the Board. Directors’ interests are reviewed and updated at each Board meeting. The Board has concluded that each non-
executive director has sufficient time to discharge their duties as a director of the company, taking into consideration their external appointments and commitments.
Board committee composition
As part of the review of Board ways of working carried out following the transition in Board Chair in February 2025, the Nomination
Committee reviewed Diageo's practice of having all its non-executive directors as members of all Board committees. It was concluded that, while this practice had positive benefits, on balance it would be preferable to refresh membership of the Board committees by changing to a more conventional structure whereby each Board committee was comprised of a smaller group of non-executive directors. The
Nomination Committee then considered relevant requirements of the
Code, including that consideration should be given to ensure that the membership of each Board committee includes a range of skills, experience, knowledge, and professional qualifications to meet its requirements. Each Board committee, as a whole, should have
competence relevant to the sector in which the company operates, and where possible the matters for which that committee is responsible. In light of these requirements and informed by broader considerations including the frequency of Board and committee meetings, the range and depth of topics being discussed and considering feedback received as part of the Board evaluation exercise, the Nomination Committee recommended to the Board that with effect from fiscal 26 the Audit
Committee be comprised of Julie Brown (Chair), Melissa Bethell, Susan
Kilsby and Ireena Vittal and that the Remuneration Committee be comprised of Susan Kilsby (Chair), Melissa Bethell, Karen Blackett CBE
and Valérie Chapoulaud-Floquet. It was proposed that the Nomination
Committee would continue to be comprised of all non-executive directors and chaired by Sir John Manzoni, given the importance of
Board succession and talent pipeline to the Board as a whole. The
Board approved this recommendation in May 2025.

106	Diageo Form 20-F 2025
NOMINATION COMMITTEE REPORT continued
Activities of the Nomination Committee
The principal activities of the Nomination Committee during the year were:
•the consideration of the talent pipeline for potential new executive and non-executive directors and other appointments to the Board;
•the design and conduct of the annual review of Board, Committee and individual director effectiveness and performance, review of the findings of the review and recommended actions;
•consideration and approval of the report of the Committee in the company’s Annual Report and consolidated financial statements for the year ended 30 June 2025;
•consideration and recommendation to the Board of proposed changes in directors’ outside interests, status as to independence and any potential conflicts of interest;
•the approval of the adoption of guidelines in relation to Diageo's procedures for appointing employees to boards of its listed
subsidiaries;
•consideration and recommendation to the Board of proposed changes in Board committee composition and membership, taking effect from the start of fiscal 26; and
•a review of the succession plans for Executive Committee roles, including potential candidates for such roles, their backgrounds and experience.
Board evaluation
As part of the annual Board evaluation, all members of the Nomination
Committee participated in an internal evaluation of the Committee.
Feedback indicated that the Committee was effective and that directors were satisfied with its performance, and that it had been efficient in managing key executive and non-executive role succession during the year. Further details of the evaluation can be found on pages 91-92.
Induction and training
Our customary induction processes for newly appointed directors include individual meetings with Executive Committee members and other senior executives, visits to the company’s production facilities and offices including the company's head office in London and the group's spirits production facilities, scotch brand homes, visitor centres and archives in Scotland. This is supplemented by documents, materials and information, including corporate governance guidance materials, the Code of Business Conduct and other relevant policy documents, historical Board and Committee papers, recent results announcements and materials, investor relations reports, performance data and a wide range of other internal and external reports, presentations and analyses.
Induction programmes for new directors are tailored to suit the particular background and experience of the individual director, with the Committee advising on priorities for that individual and tracking induction activity. These induction processes supplement existing practices whereby a continuing understanding of the business is developed through appropriate business engagements for non-
executive directors such as visits to customers, engagements with employees and brand events worked into the annual cycle of Board meetings. Training on specific areas of risk and detailed reviews of strategic matters are provided by Executive Committee members, other internal senior leaders and external guest speakers and specialists through presentations, roundtable discussions and other sessions as part of the Board’s Annual Strategy Conference and during the year as part of Board and committee meetings. In addition,
Executive Committee members and other senior executives are invited, as appropriate, to Board and strategy meetings to give presentations on their areas of responsibility. All directors are also provided with regular briefings to ensure they are kept up to date on relevant legal and governance developments or changes, best practice developments and changing commercial and other risks.
Diversity
The Board has a long-standing view that it benefits from having an independent, broad and diverse membership. The Board supports the recommendations of the FTSE Women Leaders Review (previously the
Hampton-Alexander Review) on gender diversity and the Parker Review on ethnic diversity. The Board's approach to inclusion and diversity includes objectively considering candidates for Board and Executive
Committee roles from multiple perspectives, including on the basis of their skill set, experience, expertise, knowledge, gender, cultural and geographical backgrounds, ethnicity and age. The Board Diversity
Policy sets out specific objectives with parity between male and female members of the Board being the ultimate goal in terms of gender diversity, with a commitment to have no less than 40% female representation on the Board, and having at least one director reflecting ethnic diversity as defined in accordance with the Parker
Review. The Committee is pleased to confirm that the diversity targets set out in the Board Diversity Policy and by the FCA in the UK Listing
Rules have been met. The Board Diversity Policy also sets out the
Board’s support for management’s actions to increase the proportion of senior leadership roles held by women and by people from ethnic minority backgrounds and other under-represented groups. As at 30
June 2025, the percentage of women on the Executive Committee and their direct reports is 47%.

107	Diageo Form 20-F 2025
Board and Executive Committee reporting on gender identity or sex

	Number of Board members	Percentage of the Board	Number of senior positions on the Board (CEO, CFO, SID and Chair)	Number in executive management	Percentage of executive management
Men	2	22.2%	2	8	61.5%
Women	7	77.8%	2	5	38.5%
Not specified/prefer not to say	—	—	—	—	—
Board and Executive Committee reporting on ethnic background

	Number of Board members	Percentage of the Board	Number of senior positions on the Board (CEO, CFO, SID and Chair)	Number in executive management	Percentage of executive management
White British or other White (including minority-white groups)	5	55.6%	3	7	53.8%
Mixed/Multiple Ethnic Groups	—	—	—	1	7.7%
Asian/Asian British	3	33.3%	1	3	23.1%
Black/African/Caribbean/Black British	1	11.1%	—	—	—
Other ethnic group, including Arab	—	—	—	2	15.4%
Not specified/prefer not to say	—	—	—	—	—

Board composition(1)	Non-Executive Director tenure(1)	Board gender diversity(1)	Board ethnic diversity(1)

ò	Chair	ò	0 – 3 years	ò	Male	ò	Directors of colour
ò	Executive Director	ò	3 – 6 years	ò	Female	ò	White European
ò	Non-Executive Director	ò	6 – 9 years

Executive committee nationality(1)

ò	British	ò	Spanish
ò	American	ò	Colombian
ò	Indian	ò	South African
ò	Irish	ò	Australian/American
Board diversity data
•Directors are defined as all non-executive and executive directors appointed to the Board. Board diversity related data are collated directly from each director annually using a questionnaire and are given on a self-identifying basis.
•Directors of colour are defined in accordance with the Parker
Review definitions as those 'who identify as or have evident heritage from African, Asian, Middle Eastern, Central and South American
regions'.(1)
(1) Graphs and data above are as at 30 June 2025

108	Diageo Form 20-F 2025
DIRECTORS' REMUNERATION REPORT
Annual statement
by the Chair of the
Remuneration Committee

Dear Shareholder
I am pleased to present the Directors'
Remuneration Report for the year ended 30
June 2025, which contains:
•The current Directors' Remuneration
Policy, which was approved at the AGM
on 28 September 2023; and
•The annual report on remuneration,
describing how the Directors'
Remuneration Policy has been put into
practice in 2025 and will be
implemented in 2026.
Susan Kilsby
Senior Independent Director and Chair of the
Remuneration Committee
Strategic context
Our industry has remained highly challenging
in fiscal 25 with significant short-term
headwinds impacting consumer confidence
and spending in many of our key markets.
Despite this backdrop Diageo delivered
positive organic net sales growth of 1.7%
during the year.
Notwithstanding the challenges facing our
business, the Board believes Diageo remains
well positioned to capture future growth
opportunities. This includes leading and
shaping consumer trends through our strong
and balanced portfolio of brands across both
geographies and price tiers.
The Board is committed to ensuring Diageo
emerges from this period stronger and more
competitive, with the Remuneration
Committee clear on its role in attracting,
retaining and motivating the global talent
required to deliver on our strategy.
Executive Director changes
Debra Crew stepped down as Chief Executive,
and from the Board, by mutual agreement
shortly after the end of fiscal 25. Details of
Debra's leaving arrangements, which were in
line with her contractual entitlement and the
Directors' Remuneration Policy, are set out
on page 131. Nik Jhangiani was subsequently
appointed as Interim Chief Executive on 16
July 2025 and will fulfil this role whilst the
Board carries out a comprehensive formal
search process, and until a permanent
appointment is made. Details of Nik's
arrangements during this interim period are
set out on page 133.
Nik joined Diageo early in fiscal 25 with his
appointment to the Board as Chief Financial
Officer on 1 September 2024. Nik’s
remuneration package was designed in line
with our approved Directors’ Remuneration
Policy, and in consideration of the
Committee’s remuneration principles which
are set out at the end of this letter.

role of the committee	committee members	Principal areas of focus

Responsible for the design and
implementation of the Directors’
Remuneration Policy (the Policy),
ensuring our approach to remuneration
attracts and retains talented executives,
and incentivises the delivery of our
strategy.
Sets remuneration for Executive
Directors, the Chair of the Board and the
Executive Committee in line with the
principles of the UK Corporate
Governance Code.

Susan Kilsby (Committee Chair)
Melissa Bethell
Karen Blackett CBE
Valérie Chapoulaud-Floquet
Ireena Vittal
As at the end of fiscal 25 the above
directors were members of the
Committee. As set out on page 105,
the Board has moved to a more
focused Committee structure in fiscal
26 which includes a reduced number
of members on the Remuneration
Committee.

Ensures the Policy supports delivery of our
strategy, and considers the views of our
shareholders, employees, and other
stakeholders.
Sets the level of fixed, short- and long-
term pay opportunity for Executive
Directors.
Reviews the design and operation of the
Annual Incentive Plan and Diageo Long-
Term Incentive Plan.
Reviews wider workforce remuneration,
considering the alignment between
executive pay and our employees.

Read more on page 113.	Read more on page 113.	Read more on pages 113-119.

109	Diageo Form 20-F 2025
When developing a competitive offer for Nik, the Committee carefully considered his existing package, his in-flight short- and long-term incentive opportunity, and the need to attract and retain high-calibre talent to drive delivery of our Growth Ambition. Details of Nik’s package as Chief Financial Officer, and his joining arrangements, are set out on pages 120 and 125.
Incentive outcomes
Achieving our ambition to create one of the best performing, most trusted and respected consumer products companies in the world requires the appropriate balance of annual and long-term incentive measures and a process to ensure the targets we set are challenging and aligned to shareholders' interests. When determining performance metric outcomes, the Committee also considers Diageo's wider business performance including market share performance, financial
performance relative to our TSR peer group and other financial and non-financial measures. The Committee also considers the impact on
Diageo's stakeholders more broadly including our employees.
Annual incentive
The annual incentive plan (AIP) outcomes for 2025 in relation to net sales growth, operating profit growth and operating cash conversion resulted in a payment of 40% of maximum on financials. Further detail is provided on page 121. This outcome was considered by the
Committee in the context of wider business performance, and it concluded that the AIP worked effectively to deliver a fair outcome aligning reward and performance.
The AIP also includes Individual Business Objectives (IBOs) comprising
20% of the overall opportunity. Details on the performance and outcomes for the Executive Directors who served during the year are set out in more detail on page 121. As a result of the financial and individual performance for fiscal 25, overall AIP outcomes against maximum opportunity were 42.0% for Debra Crew, 44.4% for Nik
Jhangiani and 42.0% for Lavanya Chandrashekar.
Long-term incentives
Our Diageo Long Term Incentive Plan (DLTIP) consists of both a performance shares element and a share options element. For the three-year performance period ending 30 June 2025, performance outcomes against all financial measures under both elements of the
DLTIP were below threshold performance resulting in no vesting under these measures. Further details can be found on page 123.
The performance shares element also included metrics supporting our
’Spirit of Progress’ ESG action plan, worth 20% of the overall award.
The four metrics measure reduction in carbon emissions, improvement in water efficiency, education on positive drinking and the building of diverse representation in leadership. Demanding three-year targets were established for our goals in this area and the achievement across all ESG metrics resulted in 62.5% of maximum vesting under these metrics (equivalent to 12.5% of the overall performance shares awarded). Further detail of performance against these metrics is set out on page 123 and more information on the 'Spirit of Progress' ESG action plan can be found on pages 36-37.
Following the Committee’s consideration of the outcome in the context of wider performance, the performance share element of the
DLTIP will vest at 12.5% of maximum opportunity whilst the share option award will lapse in full. Both outcomes are applicable to the awards granted to Debra Crew and Lavanya Chandrashekar.
Implementation for 2026
Incentivising the delivery of our financial priorities
Diageo's reshaped financial priorities are focused on delivering sustainable top-line growth, increasing operating leverage, maintaining free cash flow and optimising returns. To ensure executive
remuneration is aligned with these priorities, the Committee reviewed the performance measures used within both the AIP and DLTIP.
As a result, and following constructive engagement with shareholders, we will introduce changes to the performance measures within our short- and long-term incentive plans for fiscal 26. Further detail including all measures and weightings is set out on page 134. In summary:
▪A new cash measure of adjusted operating cash flow will
replace operating cash conversion within the AIP, ensuring
we elevate the focus on absolute free cash flow delivery
across the business.
▪To ensure our total shareholder return peer group used
within the share options element of the DLTIP remains
appropriately balanced across sectors and geographies, we
will add Campari Group, Rémy Cointreau and Constellation
Brands to the group, and remove Kimberly-Clark.
▪We will introduce a return on invested capital measure
within the performance shares element of the DLTIP further
driving disciplined investment.
▪We will reshape our approach to incentivising Diageo’s ‘Spirit of Progress’ ESG goals within the performance shares
element of the DLTIP, focusing on positive drinking, carbon
and water measures.
As we reach the midpoint of our 'Spirit of Progress' ESG action plan, and with the progress made to date against our two leadership representation goals, it was an appropriate time to review and evolve our approach to how these ambitions are incentivised. Inclusion has been core to Diageo and many of our brands for decades, and whilst our gender and diversity leadership representation metrics will be retired from the DLTIP, we will continue to focus on and monitor leadership representation as part of our ‘Spirit of Progress’ambitions.
In fiscal 26, we will be including an annual talent goal in our wider leadership population plans, to enable leaders to focus on localised and tailored actions.
Salary review for fiscal 26
The Committee conducted an annual salary review in respect of the
Executive Committee, taking into account both internal factors, including wider employee pay decisions, and external considerations including the current challenging conditions in the wider industry.
Following the review, the Committee agreed to a salary freeze for the majority of the Executive Committee members for fiscal 26. Globally
Diageo maintained lower than typical salary increase budgets for the wider workforce with spend focused on ensuring pay levels remain locally competitive.

110	Diageo Form 20-F 2025
DIRECTORS' REMUNERATION
REPORT continued
Looking ahead to our new Directors’ Remuneration Policy
Our Policy is due for renewal at our 2026 AGM. We look forward to engaging with shareholders over the course of next year to ensure that the Policy continues to align executive pay with our strategic priorities, balanced as always with the interests of our stakeholders.
Diageo is a global business with over 200 brands and sales in nearly 180 countries and territories (including a large presence in North America where the remuneration context is materially different compared to the United Kingdom), and therefore, we compete for talent in a global marketplace. The Committee remains mindful that a key enabler of our strategy is the company’s ability to attract and retain high-calibre talent, and to achieve this we must ensure that remuneration structures remain competitive at all levels. This enabler will be of particular importance during the Board's current comprehensive search process for the next Chief Executive.
As a Committee we have closely followed the debate in recent years on the UK executive pay landscape, its attractiveness to globally mobile talent and the evolving responses in policy design across the UK listed company environment. As we undertake the review of our Policy to be put for approval at next year’s AGM, the Committee will be open-
minded in its approach to ensure we remain globally competitive and attractive to the best talent from all over the world.
The Committee will also review any opportunities to simplify the current policy and is conscious that clarity in a remuneration policy is critical in driving business performance. We will be engaging openly and constructively with investors and stakeholders across the year, and very much look forward to hearing their views and perspectives.
In summary
In fiscal 25 our remuneration outcomes demonstrated strong alignment between pay and performance, with the context of a challenging consumer environment reflected in incentive outcomes and the decisions made by the Committee during the year.
On behalf of the Committee I would like to thank all of our investors, employees and stakeholders for their continued support and
engagement and I ask that shareholders vote to approve this Directors’
Remuneration Report at the AGM on 6 November 2025.
Susan Kilsby
Senior Independent Director and Chair of the Remuneration Committee
Remuneration principles
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

111	Diageo Form 20-F 2025

Remuneration at a glance
Salary	Allowances and benefits	Annual incentive	Long-term incentives	Shareholding requirement
Purpose
•Supports the attraction and retention of the best global talent with the capability to deliver Diageo’s strategy.	•Provision of market- competitive and cost- effective benefits supports attraction and retention of talent.	•Incentivises delivery of Diageo’s financial and strategic targets. •Provides focus on key financial metrics and the individual’s contribution to the company’s performance.	•Rewards consistent long-term performance in line with Diageo’s business strategy. •Provides focus on delivering superior long-term returns to shareholders.	•Ensures alignment between the interests of Executive Directors and shareholders.
Key features of current policy
•Normally reviewed annually on 1 October. •Salaries take account of external market and internal employee context.
•Provision of competitive
benefits linked to local
market practice.
•Maximum company
pension contribution is
14% of salary, which is
aligned to the offering
for the wider workforce
in the United Kingdom.

•Target opportunity is
100% of salary and
maximum is 200% of
salary.
•Performance measures,
weightings and
stretching targets are
set by the Remuneration
Committee.
•Subject to malus and
clawback provisions.
•Executive Directors
defer a minimum of one-
third of earned bonus
payment into Diageo
shares held for three
years.
•Remainder paid out in
cash after the end of
the financial year.

•Annual grant of performance
shares and share options:
•Chief Executive award up to
500% of salary.
•Chief Financial Officer award
up to 480% of salary.
(% of salary for both
Executive Directors described
in performance share
equivalents).
•Performance measures,
weightings and stretching
targets are set annually.
•Three-year performance period
plus two-year retention period
•Subject to malus and clawback
provisions.
•Number of awards granted is
based on a six-month average
share price to 30 June
preceding grant date.

•Minimum shareholding
requirement within five
years of appointment:
•Chief Executive: 500% of
salary.
•Chief Financial Officer:
400% of salary.
•Post-employment
shareholding requirement
for Executive Directors of
100% of the in-employment
requirement (or, if lower,
their actual shareholding on
cessation) to be retained in
full for two years after
leaving the company.

Planned for year ending 30 June 2026
•No salary increase will apply for Nik Jhangiani in fiscal 26.
Allowances and benefits
unchanged from prior
year, other than the
annual Salary Supplement
Allowance of £300,000
introduced for Nik
Jhangiani, pro-rata for the
period as Interim Chief
Executive.
Company pension
contributions 14% of
salary.

•Size of annual incentive
award opportunity is
unchanged from prior
year. For fiscal 26,
measures are net sales
growth, operating profit
growth and adjusted
operating cash flow, 80%
in total weighted
equally, with remaining
20% on individual
business objectives.

•Performance measures are net
sales growth, relative TSR,
cumulative free cash flow,
profit before exceptional
items and tax, adjusted return
on invested capital and ‘Spirit
of Progress‘ measures.
•Size of long-term incentive
award opportunity is in line
with the policy.
•No change to in-employment shareholding requirement. •Post-employment shareholding in line with the policy.
Implementation in year ended 30 June 2025
•4.25% salary
increase for Debra
Crew, slightly below
the annual salary
budgets for the
wider workforce in
the United Kingdom.
•No increase for Nik
Jhangiani in fiscal
25 following
appointment on 1
September 2024.

•Debra Crew's allowances
changed in fiscal 25,
with an increased tax
advice allowance
introduced in line with
the level of the previous
Chief Executive,
alongside a housing
allowance connected to
her relocation to the
UK.
•Company pension
contribution of 14% for
both Executive
Directors. Aligned to the
UK workforce.
		Payout of 40% of maximum for the financial elements of the plan. Total payout of 42.0% of maximum for Debra Crew and 44.4% for Nik Jhangiani.	•Vesting of 2022 performance shares at 12.5% of maximum for Debra Crew. •The 2022 share options lapsed for Debra Crew.	•As at 30 June 2025, Debra Crew's shareholding was 239% of salary. •As at 30 June 2025, Nik Jhangiani's shareholding was 166% of salary (he has until December 2029 to meet his requirement).

112	Diageo Form 20-F 2025
DIRECTORS' REMUNERATION REPORT continued
Pay for performance at a glance
The charts below show performance outcomes against targets for the long-term and annual incentive plans. Targets under both incentive plans are set with reference to Diageo’s strategic plan and the historical and forecasted performance of Diageo and its peers. Further details on performance outcomes can be found on pages 121 and 123.
Long-term incentives (for the period 1 July 2022 to 30 June 2025)

Organic net sales growth				Cumulative free cash flow
CAGR	Threshold	Midpoint	Maximum	Threshold	Midpoint	Maximum
	4.5%	6.5%	8.5%	$10,175m	$11,372m	$12,569m

●				●
Actual 2.5%				Actual $8,875m

Organic profit before exceptional items and tax growth				Relative TSR ranking vs peer group
CAGR	Threshold	Midpoint	Maximum	Threshold	Midpoint	Maximum
	5.0%	8.5%	12.0%	9th (median)	–	3rd (upper quintile)

●				●
Actual -3.5%				Actual 15th

ESG measure	Unit of measurement	Threshold	Midpoint	Maximum	Actual
Carbon reduction	Reduction in greenhouse gas emissions (cum%)	10.7%	14.2%	17.6%	18.8%
Water efficiency	Improvement in water efficiency (cum%)	6.3%	9.2%	12.1%	6.0%
Positive drinking	Number of people who confirmed changed attitudes on the dangers of underage drinking following participation in a Diageo supported education programme	2.6m	3.3m	4.0m	5.0m
Inclusion & diversity	% female leaders globally	45%	46%	47%	43%
	% ethnically diverse leaders globally	42%	43%	44%	46%
Annual incentive (for the period 1 July 2024 to 30 June 2025)

Net sales growth			Operating profit growth
Threshold	Target	Maximum	Threshold	Midpoint	Maximum
0.3%	2.9%	5.7%	0.3%	3.3%	6.3%

	●		●
	Actual 1.5%		Actual -1.0%

Operating cash conversion
Threshold	Target	Maximum
93.0%	98.1%	103.0%

		●
		Actual 101.4%

Diageo's share price growth over the period 30 June 2022 to 30 June 2025	Growth in dividend distribution to shareholders in year ended to 30 June 2025 (cents)
(48.2)%	—%

Historic reward outcomes under the annual and long-term incentive plans over the past five years are shown below. Vesting outcomes under the long-term incentive plan are shown against total shareholder return for the three-year performance period ended in the year of vesting (i.e. TSR for the three years ended 30 June 2025 is shown against the vesting outcome for the 2022 DLTIP award vesting in 2025). Outcomes against AIP financial measures are shown against organic operating profit growth for each respective financial year, as disclosed in prior year annual reports.

5-year vesting outcomes of long-term incentives (DLTIP)		5-year history of annual incentive (AIP) payouts
Executive Director vesting outcome (% of maximum)	Annualised TSR %	Payout (% of maximum)	Operating profit growth %

ò	Performance shares
ò	Share options
ò	Total shareholder return over three-year long-term incentive performance period

ò	Annual incentive payout (financial measures excluding individual business objectives)
ò	Organic operating profit growth (% on prior year)

113	Diageo Form 20-F 2025
Remuneration Committee Governance
Remuneration Committee
The Remuneration Committee consisted of the following independent
Non-Executive Directors in fiscal 25: Susan Kilsby, Melissa Bethell,
Karen Blackett CBE, Valérie Chapoulaud-Floquet, and Ireena Vittal.
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
Predictability – the pay opportunity under different performance scenarios is set out in the Directors' Remuneration Policy (page 136 of the 2023 annual report);
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
External advisors
During the year ended 30 June 2025, the Remuneration Committee received advice on Directors' remuneration from both FIT
Remuneration Consultants (FIT) and WTW. WTW were appointed by the
Committee in April 2025 as its new external advisor, following a comprehensive tendering process led by the Chair with several leading advisors.
The fees paid to FIT in fiscal 25 (until the end of their appointment)
for advice provided to the Committee were £20,607. The fees paid to
WTW in fiscal 25 following the date of their appointment were
£39,000. All fees were determined on a time and expenses basis.
The Committee is satisfied that WTW's (and previously FIT's)
engagement partners, and the teams that provide remuneration advice to the Committee, have no connections with Diageo that may impair their independence. The Committee reviewed the potential for conflicts of interest and judged that there were appropriate safeguards against such conflicts. FIT did not provide Diageo with any other services, and WTW provided consultancy and advice to management including market pay data to assist in the annual employee pay review and global employee benefits support. WTW and FIT are members of the Remuneration Consultants Group (RCG) which is responsible for developing and maintaining the Code of Conduct for Consultants to
Remuneration Committees of UK listed companies. WTW (and FIT previously) attended Remuneration Committee meetings during the year following their appointment and the Committee is satisfied that the advice it has received has been objective and independent.
Statement of voting
The following table summarises the details of votes cast in respect of the resolutions on the Directors’ Remuneration Policy at the AGM on 28
September 2023, and the Directors' Remuneration Report at the AGM
on 26 September 2024.

		For	Against	Total votes cast	Abstentions
Directors’ Remuneration Policy As shown on pages 132–138 of the 2023 Annual Report	Total number of votes	1,663,080,546	80,098,370	1,743,178,916	1,023,145
	Percentage of votes cast	95.41%	4.59%	100%	n/a
Directors' Remuneration Report for 2024	Total number of votes	1,652,770,668	66,983,213	1,719,753,881	19,727,804
	Percentage of votes cast	96.11%	3.89%	100%	n/a

114	Diageo Form 20-F 2025
DIRECTORS' REMUNERATION REPORT continued
Directors' Remuneration Policy
This section of the report sets out the details of the 2023 Directors'
Remuneration Policy which was approved by shareholders at the AGM on 28
September 2023 and which applied from that date. The 'Chair of the Board and Non-Executive Directors' fees' section of the policy table has been updated to reflect the appointment of Sir John Manzoni as Chair, effective
5 February 2025. The Policy Considerations section has been updated to reflect updated NED terms of appointment and our approach to employee engagement.
The current approved policy can be found in full on the company’s website at https://www.diageo.com/en/our-business/corporate-
governance/remuneration-at-diageo.
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
The Remuneration Committee considers the following parameters when reviewing base salary levels:
Pay increases for other employees across the group.
Economic conditions and governance trends.
The individual’s performance, skills and responsibilities.
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
Opportunity
The maximum pension contribution, or cash alternative allowance, for Executive Directors is 14% of salary. The Chief Executive and Chief Financial
Officer receive a pension contribution of 14% of salary, in line with the UK workforce.

115	Diageo Form 20-F 2025

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
•A minimum of one-third of the actual earned bonus payment is normally deferred into a share award (pre-tax deferral) or owned shares (post-
tax deferral) under the Deferred Bonus Share Plan, to be held for a minimum period of three years, other than in exceptional circumstances.
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

Performance conditions
Annual incentive plan awards are normally based 70-100% on financial measures which may include, but are not limited to, measures of sales, profit and cash, and 0-30% on broader objectives based on strategic goals and/or individual contribution.
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

Opportunity
The maximum annual grants for the Chief Executive and Chief Financial Officer are 500% and 480% of salary in performance share equivalents, respectively (where a market-price option is valued at one-third of a performance share). Included within that maximum, no more than 375% of salary will be awarded in face-value terms in options, with the balance awarded in performance shares, to any Executive Director in any year.
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

116	Diageo Form 20-F 2025
DIRECTORS' REMUNERATION REPORT continued

Diageo Long-Term Incentive Plan (DLTIP) continued
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
Performance conditions
Under the UK Share Incentive Plan, the annual award of Freeshares may be based on Diageo plc financial measures which may include, but are not limited to, measures of sales, profit and cash.

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

117	Diageo Form 20-F 2025

Chair of the Board and Non-Executive Directors' fees
Purpose and link to strategy
Supports the attraction and retention of world-class talent and reflects the value of the individual, their skills and experience.
Operation
Fees for the Chair and Non-Executive Directors are normally reviewed every year.
A proportion of the Chair’s annual fee may be used for the monthly purchase of Diageo ordinary shares, which have to be retained until the Chair retires from the company or ceases to be a Director.
Fees are reviewed in light of market practice in the FTSE 30, excluding financial services companies, and anticipated workload, tasks and potential liabilities.
The Chair and Non-Executive Directors do not participate in any of the company’s incentive plans nor do they receive pension contributions or benefits. Their travel and accommodation expenses in connection with attendance at Board meetings (and any tax thereon) are paid by the company.
The Chair and the Non-Executive Directors are eligible to receive a product allowance or cash equivalent at the same level as the
Executive Directors.
All Non-Executive Directors have letters of appointment. A summary of their terms and conditions of appointment is available at
www.diageo.com. Sir John Manzoni was appointed as Chair of the Board on 5 February 2025 (having been a Non-Executive Director since 1 October
2020), terminable on three months’ notice by either party or, if terminated by the company, by payment of three months’ fees in lieu of notice.

Opportunity
Fees for Non-Executive Directors are within the limits set by the shareholders from time to time, with an aggregate limit of £1,750,000, excluding the Chair’s fees.
Policy considerations
Performance measures
Further details of the performance measures under the fiscal 26 annual incentive plan and measures and targets for DLTIP awards to be made in
September 2025 are set out on page 133. Annual incentive targets will be disclosed retrospectively in next year’s annual report on remuneration as they are deemed by the Board to be commercially sensitive until after the end of the fiscal year.
Performance targets are set to be stretching yet achievable, and take into account the company’s strategic priorities and business environment.
The Remuneration Committee sets targets based on a range of reference points, including the corporate strategy and broker forecasts for both
Diageo and its peers.
Approach to recruitment remuneration
Diageo is a global organisation selling its products in nearly 180 countries and territories around the world. The ability to recruit and retain the best talent from all over the world is critical to the future success of the business. People diversity in all its forms is a core element of Diageo’s global talent strategy and, managed effectively, is a key driver in delivering Diageo’s Growth Ambition.
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

118	Diageo Form 20-F 2025
DIRECTORS' REMUNERATION REPORT continued
Service contracts and policy on payment for loss of office (including takeover provisions)
Executive Directors have rolling service contracts, details of which are set out below. These are available for inspection at the company’s registered office.

Executive Director	Date of service contract
Debra Crew	28 March 2023
Nik Jhangiani	3 May 2024

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

119	Diageo Form 20-F 2025
Non-Executive Directors’ unexpired terms of
appointment
All Non-Executive Directors are on three-year terms which are expected to be extended up to a total of nine years. The date of initial appointment to the Board and the point at which the current letter of appointment expires for Non-Executive Directors are shown in the table below.

Non-Executive Directors	Date of appointment to the Board	Current letter of appointment expires
Sir John Manzoni	1 October 2020	AGM 2026
Susan Kilsby	4 April 2018	AGM 2027
Melissa Bethell	30 June 2020	AGM 2026
Karen Blackett CBE	1 June 2022	AGM 2025
Valérie Chapoulaud-Floquet	1 January 2021	AGM 2027
Ireena Vittal	2 October 2020	AGM 2026
Julie Brown	5 August 2024	AGM 2027
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
The Committee values the views of investors and maintains an ongoing dialogue with a broad group of shareholders and institutional advisors on remuneration matters. In advance of finalising our proposed policy that was approved at the 2023 AGM, the Chair of the Remuneration
Committee consulted with the company's largest shareholders and their representatives about the policy. The responses received from shareholders were supportive of the proposed change to enhance the post-cessation shareholding requirement.
Employee engagement on executive remuneration
Karen Blackett took over accountability for global workforce engagement sessions in fiscal 24 and continued as the designated Non-
Executive Director for workforce engagement through fiscal 25 with focus group sessions led by her and other Non-Executive Directors. In fiscal 25, there were two sessions where the Remuneration Committee
Chair shared information with employees about executive
remuneration, including the Directors' Remuneration Policy, the role of the Remuneration Committee, executive remuneration principles and structure and how executive pay aligns with pay for the wider workforce. Fiscal 25 was the second year of undertaking the
engagement on remuneration in this format and it was, again, found to be productive and informative by the Committee Chair and the participating employees.
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
and Diageo’s global consumer peer group. Given the minimal changes proposed for the 2023 Directors’ Remuneration Policy, employees were not specifically consulted on this.

120	Diageo Form 20-F 2025
DIRECTORS' REMUNERATION REPORT continued
Annual report on remuneration
The following section provides details of how the company’s 2023 Directors' Remuneration Policy was implemented during the year ended 30 June
2025, and how the Remuneration Committee intends to implement the Policy in the year ending 30 June 2026.
Single total figure of remuneration for Executive Directors
The table below details the Executive Directors’ remuneration for the year ended 30 June 2025.

	Debra Crew(1)		Nik Jhangiani(1),(9)		Lavanya Chandrashekar(1),(10)
	2025	2024	2025	2024	2025	2024
	$ '000	$ '000	$ '000	$ '000	$ '000	$ '000
Fixed pay
Salary	$1,806	$1,750	$972	—	$174	$1,034
Benefits(2)	$317	$140	$90	—	$8	$47
Pension(3)	$269	$242	$136	—	$20	$140
Total fixed pay(7)	$2,392	$2,132	$1,198	—	$202	$1,221

Performance related pay
Annual incentive(4)	$1,532	$868	$863	—	$146	$476
Long-term incentives(5)	$931	$800	—	—	$198	$1,593
Other incentives(6)	$4	$4	—	—	—	$5
Total variable pay(7)	$2,467	$1,672	$863	—	$344	$2,075

Other(8)	—	—	$10,224	—	—	—

Total single figure of remuneration(7)	$4,859	$3,804	$12,285	—	$546	$3,296
Notes

(1)	Exchange rate
Nik Jhangiani is paid in GBP (annual base salary of £900,000) and shown here in USD for consistency, converted using the cumulative weighted average exchange rate for the 2025 fiscal year. For the year ended 30 June 2025, the exchange rate was £1 = $1.30. Debra
Crew and Lavanya Chandrashekar were paid in US dollars.

(2)	Benefits
Includes the gross value of all taxable benefits. For Debra Crew, these include a flexible benefits allowance ($22k), tax return preparation ($39k), a housing allowance ($150k), contracted car service ($62k), medical and dental ($24k), product allowance and life and long-term disability cover. Nik Jhangiani's include a flexible benefits allowance ($19k), travel allowance ($11k), tax advice ($26k)
and medical, life and long-term disability cover. Lavanya Chandrashekar's benefits included a flexible benefits allowance ($4k), travel allowance ($2k), product allowance and life and long-term disability cover (pro-rata for the period she was an Executive Director).

(3)	Pension
For Debra Crew and Lavanya Chandrashekar, pension benefits reflect the increase in the pension fund balances over the year in the Diageo
North America Inc. pension plans which are over and above the increase due to inflation. Nik Jhangiani received a pension allowance of 14% of salary, and can opt to take all or part as cash or as a contribution to the Diageo UK Pension Plan. The company pension contribution has been
14% of salary from 1 January 2023 for all Executive Directors, aligned to the rate for the UK workforce.
Page 124
(4)	Annual incentive
In accordance with their elections to defer post-tax, one-third of the annual incentive for fiscal 25 shown in the table above for Debra
Crew and Lavanya Chandrashekar will be deferred into owned shares. For Debra Crew, these will be released on her termination date of
30 September 2025, and for Lavanya Chandrashekar they will be released immediately, with both required to hold these shares if needed in line with their post-employment shareholding requirement. Nik Jhangiani opted to defer one-third of the annual incentive for fiscal 25 pre-tax into conditional RSUs that will vest after three years.
Page 121
(5)	Long- term incentives
Long-term incentives represent the estimated gain (based on the average three-month ADR price to 30 June 2025 of $108.49 for Debra
Crew and Lavanya Chandrashekar) delivered through share options and performance shares (including a DESAP award for Debra Crew with a performance period across F23-F25, due to be released on 3 September 2026 subject to the treatment set out on page 131) where performance conditions have been met in the respective financial year. Performance outcomes are shown on page 123. It also includes the value of additional shares earned in lieu of dividends on vested DLTIP performance shares. For Debra Crew, the total reflects the proportion of the performance period since her appointment as interim Chief Executive on 5 June 2023 (appointed as Chief Executive and Executive Director on 8 June 2023). For Lavanya Chandrashekar, the total reflects the proportion of the performance period up to her resignation from the Board and as Chief Financial Officer on 1 September 2024. Of the 2025 long-term incentive amounts shown in the table above, none are related to share price appreciation over the fiscal 23 to fiscal 25 performance period.
For fiscal 24, long-term incentives comprise performance shares and share options awarded in 2021 that vested in September 2024 at
58.9% and 56.5% of maximum respectively for Debra Crew and Lavanya Chandrashekar, including dividend equivalents on performance shares. These 2021 long-term incentive amounts have been restated to reflect the ADR share price on the vesting date of
$129.11 instead of the average three-month ADR share price used in last year’s report of $137.77.
Page 122
(6)	Other incentives	Other incentives include the grant face value of awards made under the all-employee share plans (no performance conditions attached).
(7)	Totals	Some figures and sub-totals add up to slightly different amounts than the totals due to rounding.
(8)	Other
The ‘Other’ total for Nik Jhangiani notes the joining arrangements awarded to him to compensate for the loss of (1) in-flight share awards and (2) 2024 bonus eligibility, when he joined Diageo from his former employer, Coca-Cola Europacific Partners. (1) Details of the shares granted are detailed on page 125, totals shown here note the Restricted Share Units granted on 3 September 2024 at the value on grant, an award of 260,898 ordinary shares at a grant price of £27.98. (2) Nik was awarded a cash payment of £593,120 in April
2025 to compensate him for loss of 2024 pro-rata bonus eligibility. This was calculated based on the financial multiplier as disclosed in the Coca-Cola Europacific Partners 2024 Annual Report, Nik’s former base salary and target opportunity, and a personal multiplier of
1.1x. GBP figures are converted using the cumulative weighted average exchange rate for fiscal 25 of £1 = $1.30.

(9)	Other	Nik Jhangiani was appointed Chief Financial Officer on 1 September 2024. Figures are therefore pro-rata where applicable.
(10)	Other	Lavanya Chandrashekar stepped down from the Board on 1 September 2024. Figures are therefore pro-rata where applicable.

121	Diageo Form 20-F 2025
Looking back on 2025

Annual incentive plan (AIP) payouts for 2025
AIP payout for the year ended 30 June 2025
AIP payouts for the Executive Directors serving during the year are based 80% on performance against the group financial measures and 20% on performance against Individual Business Objectives (IBOs), as assessed by the Remuneration Committee and summarised in the table below.

Group financial measures(1)
Measure	Weighting	Threshold	Target	Maximum	Actual	Payout (% of total AIP opportunity)
Payout opportunity (% maximum)		25%	50%	100%
Net sales value (% growth)(2)	26.67%	0.3%	2.9%	5.7%	1.5%	10.0%
Operating profit (% growth)(2)	26.67%	0.3%	3.3%	6.3%	(1.0)%	—%
Operating cash conversion(3)	26.67%	93.0%	98.1%	103.0%	101.4%	22.0%
Full year performance for 1 July 2024 - 30 June 2025	80.00%					32.0%

Individual business objectives
Measure and target	Weighting	Result	Payout (% of total AIP opportunity)
Debra Crew Chief Executive	20.0%		10.0%
Global market share performance •Grow or hold total trade market share in 2/3rds of total net sales in measured markets.	7.5%	We gained or held total trade market share in markets that total 65% of our net sales in fiscal 25.(6)	3.4%
Productivity improvement •Deliver an overall productivity improvement in fiscal 25 of $482m across all cost categories.	7.5%	The productivity target for fiscal 25 has been exceeded: by the end of fiscal 25, we delivered $568m in productivity savings across all cost categories including supply, A&P and indirect overheads.	4.1%
Positive Drinking •Deliver an improvement in our promotion of positive drinking in fiscal 25.	5.0%	In fiscal 25 we delivered strong progress against our Positive Drinking ambition: 2.0m people were educated via an underage drinking programme, with 1.6m educational experiences delivered to promote changes in attitudes to drink driving.	2.5%
Nik Jhangiani Chief Financial Officer (from 1 September 2024)	20.0%		12.4%
Accelerating our Growth Ambition •Design and communication of a new integrated framework to further support the delivery of our Growth Ambition.	7.5%	Reshaped financial priorities communicated, internally and externally. Fiscal 25 saw the design and launch of the Accelerate programme, with the foundations set to deliver $3 billion in free cash flow per year starting in fiscal 26, with a targeted 3-year cost savings programme identified (as set out on page 23), enabling both reinvestment in future growth and improved operating leverage.	5.6%
Finance function strategy review •Development of the Finance functional strategy, reviewing the operating model to ensure the capability and talent pipeline delivers a high-performing function which enables the Growth Ambition.	7.5%	Defined and embedded new Finance strategic pillars, leadership purpose, and functional priorities to support our Growth Ambition. Detailed review conducted of the talent landscape, with clear and actionable goals set, and significant progress on internal leadership promotions in fiscal 25. Development of best-in-class Senior Finance Leadership development programme, facilitating succession to critical roles and strengthening our Finance talent pipeline.	4.7%
Technology transformation •Design of an assured plan with key milestones agreed to ensure the successful delivery of enterprise-wide Finance and technology transformation within budget.	5.0%	New SAP S/4 HANA upgrade plan designed and launched, which is intended to deliver a derisked technical solution in fiscal 26 for significantly less cost than previous run rate.	2.1%
Lavanya Chandrashekar Chief Financial Officer (to 1 September 2024)	20.0%		10.0%
Fiscal 2024 close •Ensure the timely and efficient closure to the F24 financial year including delivery of preliminary results and final accounts.	10.0%	Fiscal 24 closed efficiently and in line with expectations.	5.0%
CFO transition •Ensure a smooth transition is provided to the new CFO in order to enable a successful transfer of responsibilities for the function.	10.0%	The Committee judged that an effective and smooth transition to Nik Jhangiani was achieved in fiscal 25.	5.0%

122	Diageo Form 20-F 2025
DIRECTORS' REMUNERATION REPORT continued

Payout
	Group (weighted 80%)	IBO (weighted 20%)	Total (% max)	Total (% annual salary)	Total (’000) USD
Debra Crew(4),(5)	32.0%	10.0%	42.0%	84.0%	$1,532
Nik Jhangiani(4),(5)	32.0%	12.4%	44.4%	88.8%	$863
Lavanya Chandrashekar(4),(5)	32.0%	10.0%	42.0%	84.0%	$146
(1) Performance against the AIP measures is calculated using fiscal 25 budgeted exchange rates and is measured on a currency-neutral basis. Performance across net sales value growth, operating profit growth, and operating cash conversion for fiscal 25 has been assessed including the performance of Cîroc which was disposed of prior to year end.
(2) For AIP purposes, net sales value growth and operating profit growth are calculated on budgeted currency exchange rates, after adjustments for acquisitions and disposals and incorporates the organic treatment of hyperinflationary economies.
(3) For AIP purposes, operating cash conversion is calculated by dividing cash generated from operations excluding cash inflows/outflows in respect of exceptional items, dividends, maturing inventories and post-employment payments in excess of the amount charged to operating profit by operating profit before depreciation, amortisation, impairment and exceptional items. The measure incorporates the organic treatment of hyperinflationary economies. The ratio is stated at the budgeted exchange rate for the year.
(4) AIP payments are calculated using base salary as at 30 June 2025 (or, in the case of Lavanya Chandrashekar, 1 September 2024), in line with the global policy that applies to other employees across the company.
(5) In accordance with the 2023 Directors' Remuneration Policy and their individual elections to defer post-tax, one-third of Debra Crew and Lavanya Chandrashekar's after-tax AIP payout disclosed in the table above will be deferred into Diageo shares. For Debra Crew, these will be released on her termination date of 30 September 2025, and for Lavanya Chandrashekar they will be released immediately, with both required to hold these shares if needed in line with their post-employment shareholding requirement.  Nik Jhangiani opted to defer one-third of the AIP award pre-tax into conditional RSUs that will vest after three years. The number of shares will be disclosed in the fiscal 26 Directors' Remuneration Report.
(6) Market share reflects internal estimates incorporating Nielsen, Association of Canadian Distillers, CGA, Dichter and Neira, Frontline, Intage, IRI, ISCAM, NABCA, State Monopolies, TRAC, Ipsos and
other third-party providers.
(i) No discretion was exercised by the Remuneration Committee in determining the AIP outcome.

Long-term incentive plans (LTIP) vesting in 2025
Long-term incentive awards up to and including September 2023 were made under the Diageo 2014 Long Term Incentive Plan (DLTIP), which was approved by shareholders at the AGM in September 2014. Awards are designed to incentivise Executive Directors and senior managers to deliver long-term sustainable performance and are subject to performance conditions measured over a three-year period. Awards are granted on an annual basis in both performance shares and share options. Awards granted to Executive Directors vest at 20% of maximum for threshold performance, and
100% of the award will vest if the performance conditions are met in full, with a straight-line payout between threshold and maximum.
Share options – granted in September 2022, vesting in September 2025
In September 2022, Debra Crew (although not an Executive Director at the time of grant) received share option awards over ADRs under the DLTIP, with an exercise price of $176.95. Nik Jhangiani was appointed to the Board in September 2024, and therefore does not have a 2022 DLTIP share option award. The award was subject to a performance condition assessed over a three-year period based on the achievement of the following equally weighted performance measures:
•Relative total shareholder return (TSR) ranked against the TSR of a peer group of international drinks and consumer goods companies; and
•Cumulative free cash flow (FCF).
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
Performance shares – awarded in September 2022, vesting in September 2025
In September 2022, Debra Crew (although not Executive Director at the time of grant) received a performance share award under the DLTIP. Nik
Jhangiani was appointed to the Board in September 2024, and therefore does not have a 2022 DLTIP performance share award. Awards vest after a three-year period subject to the achievement of three performance conditions outlined below:
Organic net sales value growth (weighted 40%);
Profit before exceptional items and tax (PBET) growth (weighted 40%); and
ESG measures (water efficiency, carbon reduction, positive drinking, and inclusion and diversity metrics) weighted 20%.
Notional dividends accrue on awards and are paid out either in cash or shares on the number of shares which vest.

123	Diageo Form 20-F 2025
Vesting outcome for 2022 DLTIP performance share and share option awards in September 2025
The 2022 DLTIP performance share award vested at 12.5% of maximum for Debra Crew. Vesting and treatment for Lavanya Chandrashekar's 2022
DLTIP award can be found in the 'Payments to former Directors' section on page 131. The 2022 DLTIP share options lapsed having not met the threshold performance level for either performance measure as detailed below:

Vesting of 2022 DLTIP(5)	Weighting	Threshold	Midpoint	Maximum	Actual	Debra Crew vesting (% maximum)(5)(6)	Lavanya Chandrashekar vesting (% maximum)(5)(6)
Vesting if performance achieved (% maximum)(6)		20%/25%	60%/62.5%	100%
Organic net sales value growth(1)	40.0%	4.5%	6.5%	8.5%	2.5%	—	—
Profit before exceptional items and tax (PBET) growth(2)	40.0%	5%	8.5%	12%	(3.5%)	—	—
Carbon reduction (ESG)	5.0%	10.7%	14.2%	17.6%	18.8%	5.0%	5.0%
Water efficiency (ESG)	5.0%	6.3%	9.2%	12.1%	6.0%	—	—
Positive drinking (ESG)	5.0%	2.6m	3.3m	4.0m	5.0m	5.0%	5.0%
Inclusion & diversity - % female leaders globally (ESG)	2.5%	45%	46%	47%	43.0%	—	—
Inclusion & diversity - % ethnically diverse leaders globally (ESG)	2.5%	42.0%	43.0%	44.0%	46.0%	2.5%	2.5%
Vesting of performance shares (% maximum)						12.5%	12.5%
Cumulative free cash flow (FCF)(3)	50.0%	$10,175m	$11,372m	$12,569m	$8,875m	—	—
Relative total shareholder return(4)	50.0%	9th	—	3rd	15th	—	—
Vesting of share options (% maximum)						—	—
(1) Organic net sales growth is calculated at budgeted currency exchange rates, after adjustments for acquisitions and disposals and incorporates the organic treatment of hyperinflationary economies.
(2) PBET growth is presented on a constant currency basis and it excludes the impact of acquisitions and disposals. The impact of hyperinflation on operating profit is considered under the same organic methodology as for net sales while the impact on other lines (primarily on finance charges) is excluded. This metric also includes adjustment to exclude the fair value remeasurement of contingent considerations, earn out arrangements and biological assets and to exclude post-employment credits. Furthermore, the metric excluded the interest on current year’s share repurchase programme (SRP) and excludes the year-over-year change of M&A related interest.
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
Calculation is performed and provided by WTW.
(5) No discretion was exercised by the Remuneration Committee in determining the long-term incentive outcomes.
(6) At the time of grant of the 2022 awards, Debra Crew was not an Executive Director. The vesting schedule for awards granted to executives below the Board has a threshold vesting of 25% of maximum (62.5% at midpoint). Vesting at threshold for awards granted to Executive Directors is 20% of maximum (60% at midpoint).
Vesting outcome for 2022 DESAP performance share award for Debra Crew
In March 2022 Debra Crew was granted an award of performance shares under the Diageo Exceptional Stock Award Plan (DESAP). Vesting of the first tranche of shares under this award was subject to the achievement of a performance hurdle based on winning or holding Diageo global market share in at least 2/3rds of total net sales value in measured markets in fiscal 23, 24 and 25 (average across the three years, with each year measured separately). The performance condition has been met with an average over the three financial years of 70%. Diageo achieved 70% in fiscal 23, 75% in fiscal 24, and 65% in fiscal 25. 8,796 shares in total were awarded, of which 6,075 applied during the performance period in relation to time as
Chief Executive and therefore disclosed with the single figure of remuneration on page 120. Shares will be released on the original vesting date in
September 2026, as per the loss of office details set out in page 131.
Summary of DESAP, DLTIP performance share awards and DLTIP options vesting

	Award	Award Date	Awarded (ADRs)	Vesting (% Max)	Vesting (ADRs)	Option price	ADR grant price	Dividend equivalent share	Estimated value ($'000)(1)
Debra Crew(2)	DESAP	03/03/2022	6,075	100%	6,075	—	$197.06	—	$659
	Performance Shares	02/09/2022	18,392	12.5%	2,299	—	$195.29	203	$272
	Share Options	02/09/2022	18,392	—	—	$176.95	$195.29	—	—
(1) The total long-term incentives value shown in the single figure of remuneration on page 120 is the total of performance shares and share options in the table above and is based on an average
ADR price for the last three months of the fiscal year ($108.49).
(2) The number of ADRs and the resulting value of DESAP, DLTIP performance shares and DLTIP options relating to Debra Crew in the table above are pro-rata figures that reflect the proportion of the three-year performance period in which she was appointed as Chief Executive (pro-rata from 5 June 2023). The original number of DESAP, DLTIP performance shares and DLTIP share options awarded is shown on page 126. The total number of DESAP shares awarded was 8,796 of which 6,075 is shown above. The total number of DLTIP performance shares awarded was 26,629 and
3,328 vested in total of which 2,299 is shown above. The total value of the vested awards including dividend equivalent shares (203 ADRs) is $930,609. No DLTIP share options vested.
The Committee considered Diageo’s overall business performance and value created for shareholders over the period and determined that the outcomes were fair and appropriate; consequently no adjustment to the vesting outcomes were made. It also considered the level of difficulty of the targets and determined that the vesting outcome was consistent with Diageo's long-term performance and returns to shareholders. No share options were exercised by any Director during the year ended 30 June 2025.

124	Diageo Form 20-F 2025
DIRECTORS' REMUNERATION REPORT continued

Pensions and benefits in the year ended 30 June 2025
Benefits provisions for the Executive Directors are in accordance with the information set out in the Directors’ Remuneration Policy.
Pension arrangements
Debra Crew and Lavanya Chandrashekar are members of the Diageo North America Inc. Supplemental Executive Retirement Plan (SERP) with an accrual rate of 14% of base salary during the year ended 30 June 2025. The SERP is an unfunded, non-qualified supplemental retirement programme. Under the plan, accrued company contributions are subject to quarterly interest credits. Under the rules of the SERP, they can withdraw the balance of the plan six months after leaving service or age 55, if later and the balance may be withdrawn in either a lump sum or five equal annual instalments, depending on the size of the balance.
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
Nik Jhangiani receives a 14% of base salary pension allowance and can opt to use this in full or in part and contribute to the UK Diageo Pension Plan.
In fiscal 25, Nik contributed £8,333 to the UK plan (£833.33 per month), with the balance of the pension allowance paid in cash.
In the event of death in service, a lump sum of six times base salary is payable for Debra Crew and Nik Jhangiani.
The table below shows the pension benefits accrued by each current and former Executive Director as at year end. The accrued US benefits for
Debra Crew and Lavanya Chandrashekar are one-off cash balance amounts.

	30 June 2025	30 June 2025(2)	30 June 2024
Executive Director	UK benefit value £'000	US benefit value $'000	US benefit value $'000
Debra Crew(1)	n/a	1,558	1,245
Nik Jhangiani	105	n/a	n/a
Lavanya Chandrashekar(2)	n/a	719	689
(1) Debra Crew's US benefits reflect an increase of $313,000 over the year to 30 June 2025. This increase reflects $275,000 which is due to additional pension benefits earned over the year (of which
$269,000 is over and above the increase due to inflation, and is reported in the total single figure of remuneration table on page 120); and, $38,000 which is due to interest earned over the year on her deferred US benefits.
(2) Lavanya Chandrashekar's US benefits reflect an increase of $30,000 over the year pro-rated to 1 September 2024. This increase reflects $28,000 which is due to additional pension benefits earned over the year (of which $20,000 is over and above the increase due to inflation, and is reported in the total single figure of remuneration table on page 120); and $2,000 of which is due to interest earned on her deferred US benefits.
The Normal Retirement Age applicable to each Director’s US benefits depends on the pension scheme, as outlined below.

Executive Director	US benefits (Cash Balance Plan)	US benefits (BSP)	US benefits (SERP)
Debra Crew	65	6 months after leaving service, or age 55 if later	6 months after leaving service, or age 55 if later
Lavanya Chandrashekar	65	6 months after leaving service, or age 55 if later	6 months after leaving service, or age 55 if later

125	Diageo Form 20-F 2025

Long-term incentive awards made during the year ended 30 June 2025
On 3 September 2024, Debra Crew and Nik Jhangiani received awards of performance shares and market-priced share options under the DLTIP based on a percentage of base salary as outlined below. The three-year period over which performance will be measured is 1 July 2024 to 30 June 2027.
The performance measures and targets for awards granted in September 2024 are outlined below. Net sales and profit before exceptional items and tax are key levers for driving top and bottom line growth. The free cash flow measure was selected because it represents a robust indicator of cash performance consistent with typical external practice and is a key strategic priority. Total shareholder return, the only relative performance measure under the plan, provides good alignment with shareholder interests and increases the leverage based on share price growth. Finally, the environmental, social and governance (ESG) measure (20% of total performance share award), which was introduced in 2020, reinforces the stretching and strategically important goals under Diageo's ‘Spirit of Progress’ ESG action plan to help create an inclusive and sustainable world. The definitions for the ESG measures were set out on page 146 of the annual remuneration report for fiscal 24.

	Performance shares							Share options
2024 DLTIP	Organic net sales value (CAGR)	Organic profit before exceptional items and tax (CAGR)	Greenhouse gas reduction	Water efficiency index	Positive drinking	% Female leaders	% Ethnically diverse leaders	Cumulative free cash flow	Relative TSR
Weighting	40%	40%	5%	5%	5%	2.5%	2.5%	50%	50%
Target range	3.0% - 6.0%	3.1% - 9.1%	16.3% - 29.9%	6.2% - 11.2%	2.5m - 3.7m	46% - 50%	45% - 49%	$7,150m - $9,950m	9th - 3rd and above
20% of DLTIP awards will vest at threshold, with vesting in a straight line up to 100% if the maximum level of performance is achieved. As explained in the remuneration policy, one performance share is deemed equal in value at grant to three share options.

Executive Director	Date of grant	Plan	Share type	Awards made during the year	Exercise price	Face value '000	Face value (% of salary)
Debra Crew	03/09/2024	DLTIP - share options	ADR	48,182	$132.46	$6,841	375%
Debra Crew	03/09/2024	DLTIP - performance shares	ADR	48,182		$6,841	375%
Nik Jhangiani	03/09/2024	DLTIP - share options	ORD	115,796	£24.79	£3,240	360%
Nik Jhangiani	03/09/2024	DLTIP - performance shares	ORD	115,796		£3,240	360%
The proportion of the awards outlined above that will vest is dependent on the achievement of performance conditions and continued employment, and the actual value received may be nil. The vesting outcomes will be disclosed in the 2027 Directors' Remuneration Report.
In accordance with the plan rules, the number of performance shares and share options granted under the DLTIP was calculated by using the average closing Ordinary Share (ORD) and ADR price for the last six months of the preceding financial year (£27.98 and $141.99, respectively). This price is used to determine the face value in the table above. In accordance with the plan rules, the exercise price was calculated using the average closing ORD and ADR price of the three days preceding the grant date (£24.79 and $132.46, respectively).
Grant of share awards
The Directors' Remuneration Policy specifically permits the company to introduce a one-off share award as part of recruitment arrangements for
Executive Directors. The Committee was satisfied that the circumstances of Nik Jhangiani's recruitment and, in particular, the forfeiture of incentives that he would have otherwise been entitled with his previous employer, Coca-Cola Europacific Partners, were sufficiently unusual such that a one-off share award fully met the requirements of LR9.3.2.
The terms of these awards are materially in the same form as awards granted under the Diageo 2023 Long-Term Incentive Plan which was approved by shareholders in September 2023, as set out in the 2023 AGM notice available on the company’s website, except the plan terms relating to the timing of awards and shareholder approval of amendments to the terms do not apply. In the event Nik resigns or is dismissed by the company within a year of his start date he will pay back to the company 100% of the net of tax value of his vested awards, reducing to 50% of the net of tax value of his vested awards if this happens between one and two years of his start date.
Details of the awards are as follows:

Name	Plan	Grant date	Ordinary shares granted	Award calculation share price(2)	Face value on grant '000	Vesting date
Nik Jhangiani	Special Recruitment Award - Restricted Stock Unit	03/09/2024	139,385	£27.98	£3,900	03/03/2025
Nik Jhangiani	Special Recruitment Award - Performance Shares(1)	03/09/2024	42,172	£27.98	£1,180	09/03/2026
Nik Jhangiani	Special Recruitment Award - Restricted Stock Unit	03/09/2024	58,970	£27.98	£1,650	09/03/2026
Nik Jhangiani	Special Recruitment Award - Restricted Stock Unit	03/09/2024	8,934	£27.98	£250	07/03/2027
Nik Jhangiani	Special Recruitment Award - Restricted Stock Unit	03/09/2024	53,609	£27.98	£1,500	07/03/2027
(1) Vesting of this tranche is subject to a performance underpin. The performance underpin is based on the achievement of a productivity savings target across fiscal 25 and H1 in fiscal 26.  The relevant target and level of performance achievement will be disclosed in the fiscal 26 Directors' Remuneration Report. All other tranches are released subject only to continued employment.
(2) Based on the average six-month ordinary share price between 1 January 2024 - 30 June 2024.

126	Diageo Form 20-F 2025
DIRECTORS' REMUNERATION REPORT continued

Outstanding share plan interests

Plan name	Date of award	Performance period	Year of vesting	Award calculatio n share price	Exercise price	Number of shares/ options at 30 June 2024(1)	Granted	Vested/ exercised	Dividend equivalen t shares released	Lapsed	Number of shares/ options at 30 June 2025(1)
Debra Crew
DLTIP - Share Options	Sep 2022	2022-2025	2025		$176.95	26,629					26,629	ADR
DLTIP - Share Options	Sep 2023	2023-2026	2026		$166.67	36,971					36,971	ADR
DLTIP - Share Options	Sep 2024	2024-2027	2027		$132.46		48,182				48,182	ADR
Total unvested share options subject to performance in ordinary shares(2)											447,128	ORD
DLTIP - Share Options(3)	Sep 2020	2020-2023	2023		$133.88	23,308					23,308	ADR
DLTIP - Share Options(3)	Sep 2021	2021-2024	2024		$194.75	27,019				27,019	—	ADR
Total vested but unexercised share options in ordinary shares(2)											93,232	ORD
DLTIP - Performance Shares	Sep 2021	2021-2024	2024	$174.97		27,019		17,331	1,417	11,105	—	ADR
Total vested shares subject to performance in ordinary shares(2)											—	ORD
DLTIP - Performance Shares(4)	Sep 2022	2022-2025	2025	$195.29		26,629					26,629	ADR
DLTIP - Performance Shares	Sep 2023	2023-2026	2026	$177.50		36,971					36,971	ADR
DLTIP - Performance Shares	Sep 2024	2024-2027	2027	$141.99			48,182				48,182	ADR
DESAP - Performance Shares(5)	Mar 2022	2023-2025	2026	$197.06		8,796					8,796	ADR
DESAP - Performance Shares(5)	Mar 2022	2024-2026	2027	$197.06		8,930					8,930	ADR
DESAP - Performance Shares(5)	Mar 2022	2025-2027	2028	$197.06		8,930					8,930	ADR
Total unvested shares subject to performance in ordinary shares(2)											553,752	ORD
DESAP - Restricted Stock Unit(5)	Mar 2022		2027	$197.06		8,796					8,796	ADR
DESAP - Restricted Stock Unit(5)	Mar 2022		2028	$197.06		8,930					8,930	ADR
DESAP - Restricted Stock Unit(5)	Mar 2022		2029	$197.06		8,930					8,930	ADR
Total unvested shares not subject to performance in ordinary shares(2)											106,624	ORD
Lavanya Chandrashekar(6)
DLTIP - Share Options(3)	Sep 2018	2018-2021	2021		$140.89	3,832					3,832	ADR
DLTIP - Share Options(3)	Sep 2018	2018-2021	2021		$140.89	1,064					1,064	ADR
DLTIP - Share Options(3)	Sep 2021	2021-2024	2024		$194.75	20,060				20,060	—	ADR
Total vested but unexercised share options in ordinary shares(2)											19,584	ORD
DLTIP - Share Options	Sep 2022	2022-2025	2025		$176.95	18,512				3,058	15,454	ADR
DLTIP - Share Options	Sep 2023	2023-2026	2026		$166.67	21,182				10,553	10,629	ADR
Total unvested share options subject to performance in ordinary shares(2)											104,332	ORD
DLTIP - Performance Shares	Sep 2021	2021-2024	2024	$174.97		20,060		12,342	1,009	8,727	—	ADR
Total vested shares subject to performance in ordinary shares(2)											—	ORD
DLTIP - Performance Shares(4)	Sep 2022	2022-2025	2025	$195.29		18,512				3,058	15,454	ADR
DLTIP - Performance Shares	Sep 2023	2023-2026	2026	$177.50		21,182				10,553	10,629	ADR
Total unvested shares subject to performance in ordinary shares(2)											104,332	ORD
Nik Jhangiani
DLTIP - Share Options	Sep 2024	2024-2027	2027		£24.79		115,796				115,796	ORD
Total unvested share options subject to performance in ordinary shares											115,796	ORD
DLTIP - Performance Shares	Sep 2024	2024-2027	2027	£27.98			115,796				115,796	ORD
SRA - Performance Shares(7)	Sep 2024	2024-2026	2026	£27.98			42,172				42,172	ORD
Total unvested shares subject to performance in ordinary shares											157,968	ORD
SRA - Restricted Stock Unit(7)	Sep 2024	2024-2025	2025	£27.98			139,385	139,385			—	ORD
SRA - Restricted Stock Unit(7)	Sep 2024	2024-2026	2026	£27.98			58,970				58,970	ORD
SRA - Restricted Stock Unit(7)	Sep 2024	2024-2027	2027	£27.98			8,934				8,934	ORD
SRA - Restricted Stock Unit(7)	Sep 2024	2024-2027	2027	£27.98			53,609				53,609	ORD
Total unvested shares not subject to performance in ordinary shares											121,513	ORD

127	Diageo Form 20-F 2025
(1) For unvested awards, this is the number of shares/options initially awarded. For exercisable share options, this is the number of outstanding options. All share options have an expiry date of 10 years after the date of grant.
(2) ADRs have been converted to ORDs (one ADR is equivalent to four ordinary shares) for the purpose of calculating the total number of vested and unvested shares and options.
(3) The total number of share options granted under the DLTIP in 2018, 2020 and 2021 showing as outstanding as at 30 June 2025 are vested but unexercised share options.
(4) Performance shares and share options granted under the DLTIP in September 2022 and due to vest in September 2025 are included here as unvested share awards subject to performance conditions, although the awards have also been included in the single figure of remuneration table on page 120, since the performance period ended during the year ended 30 June 2025.
(5) The performance shares awarded to Debra Crew in 2020 and vested in 2023 under the Diageo Exceptional Stock Award Plan (DESAP) were granted in recognition of equity which was forfeited on joining Diageo in 2020 and had the same performance measures and targets as the 2020 DLTIP performance shares. Debra Crew was granted a number of performance shares and restricted stock units under the DESAP in March 2022 for incentive and retention purposes. The DESAP performance shares will vest based on a performance hurdle of winning or holding market share in at least 2/3rds of total NSV in measured markets over the respective three-year performance periods (F23-F25 for awards due to vest in September 2026, F24-F26 for awards due to vest in
September 2027 and F25-F27 for awards due to vest in September 2028). The DESAP restricted stock units vest subject to continued employment up to the vesting date.
(6) The shareholding information for Lavanya Chandrashekar is stated as at her resignation date from the Board on 1 September 2024.
(7) These awards were granted to Nik Jhangiani on joining Diageo as compensation for loss of in-flight long-term incentives from his former employer. Details are set out on page 125.

Directors’ shareholding requirement and share interests
The beneficial interests of the Directors who held office during the year ended 30 June 2025 (and their connected persons) in the ordinary shares
(or ordinary share equivalents) of the company are shown in the table below.

	Ordinary shares or equivalent(1),(2)
	4 August 2025	30 June 2025 (or date of cessation, if earlier)	30 June 2024 (or date of appointment if later)	Shareholding requirement (% salary)(3)	Shareholding at 30 June 2025 (% salary)(3)	Shareholding requirement met
Chair
Sir John Manzoni	4,683	4,348	3,007
Javier Ferrán(4)(8)	n/a	317,717	314,498
Executive Directors
Debra Crew(4)(5)(8)	n/a	166,100	122,736	500%	239%	No - see 'Loss of office' section on page 131
Lavanya Chandrashekar (4)(5)(6)	n/a	59,402	30,406	400%	149%	Shareholding at time of cessation shown
Nik Jhangiani(7)	73,758	73,750	n/a	400%	166%	No - to be met by December 2029
Non-Executive Directors
Susan Kilsby(4)	2,600	2,600	2,600
Melissa Bethell	2,668	2,668	2,668
Valérie Chapoulaud-Floquet	2,224	2,224	2,154
Alan Stewart(8)	n/a	7,550	7,550
Ireena Vittal	—	—	—
Karen Blackett CBE	702	702	702
Julie Brown(9)	2,700	2,700	n/a
Notes
(1) Each person listed beneficially owns less than 1% of Diageo’s ordinary shares. Ordinary shares held by Directors have the same voting rights as all other ordinary shares.
(2) Any change in shareholding between the end of the financial year on 30 June 2025 and the last practicable date before publication of this report, being 4 August 2025, is outlined in the table above.
(3) Both the shareholding requirement and shareholding at 30 June 2025 are expressed as a percentage of base salary on 30 June 2025 and calculated using a three-month average share price for period ending 30 June 2025 of £20.26. For the purposes of the shareholding requirement, any vested but unexercised share options are reflected on an estimated net of tax basis.
(4) Javier Ferrán, Debra Crew, Lavanya Chandrashekar and Susan Kilsby have share interests in ADRs (one ADR is equivalent to four ordinary shares). The share interests in the table are stated as ordinary share equivalents.
(5) The total share interests shown above include Deferred Bonus Plan Shares for Debra Crew (1,309 ADRs) and Lavanya Chandrashekar (3,087 ADRs).
(6) Lavanya Chandrashekar resigned from the Board on 1 September 2024. Under the post-employment shareholding requirement policy, Lavanya Chandrashekar is required to continue to hold
Diageo shares equal in value to 400% of her salary, or actual shareholding if lower, for two years post-cessation of employment.
(7) Nik Jhangiani joined the Board on 1 September 2024.
(8) Debra Crew, Javier Ferrán and Alan Stewart resigned from the Board on 16 July 2025, 5 February 2025 and 26 September 2024 respectively, and therefore no details are included for their shareholdings after their dates of cessation.
(9) Julie Brown joined the Board on 5 August 2024.
Relative importance of spend on pay
The graphs below illustrate the relative importance of spend on pay (total remuneration of all group employees) compared with distributions to shareholders (total dividends plus, for fiscal 24 only, the share buyback programme but excluding transaction costs), and the percentage change from the year ended 30 June 2024 to the year ended 30 June 2025. There are no other significant distributions or payments of profit or cash flow.

Distributions to shareholders (29.1)%	Staff pay 7.5%

128	Diageo Form 20-F 2025
DIRECTORS' REMUNERATION REPORT continued

CEO total remuneration and TSR performance
The graph below shows the total shareholder return for Diageo plc and the FTSE 100 Index since 30 June 2015 and demonstrates the relationship between pay and performance for the Chief Executive, using current and previously published single total remuneration figures. The FTSE 100 Index has been chosen because it is a widely recognised performance benchmark for large companies in the United Kingdom.

Total shareholder return - value of hypothetical £100 holding	Chief Executive total remuneration (includes legacy LTIP awards) (£'000)

ò	Diageo
ò	FTSE 100
ò	Chief Executive total remuneration

	Ivan Menezes(1) £'000 F16	Ivan Menezes(1) £'000 F17	Ivan Menezes(1) £'000 F18	Ivan Menezes(1) £'000 F19	Ivan Menezes(1) £'000 F20	Ivan Menezes(1) £'000 F21	Ivan Menezes(1) £'000 F22	Ivan Menezes(1) £'000 F23	Debra Crew(1)(2) £'000 F23	Debra Crew(1)(2) £'000 F24	Debra Crew(1)(2) £'000 F25
Chief Executive total remuneration(2)	4,156	3,399	8,995	11,776	2,273	6,019	7,343	10,582	403	3,026	3,750
Annual incentive(3)	65.0%	68.0%	70.0%	61.0%	0.0%	93.8%	93.8%	37.3%	35.4%	24.8%	42.0%
Share options(3)	0.0%	0.0%	60.0%	73.1%	27.5%	10.0%	61.5%	77.5%	77.5%	0.0%	0.0%
Performance shares(3)	31.0%	0.0%	70.0%	89.3%	10.0%	29.3%	59.3%	98.7%	98.8%	58.9%	12.5%
(1) To enable comparison, Ivan Menezes’ and Debra Crew's single total figure of remuneration has been converted into sterling using the average weighted exchange rate for the relevant financial year. The figure represented in the graph for fiscal 23 is the combined single figure total for Ivan Menezes and Debra Crew.
(2) The single total figure of remuneration for Debra Crew in fiscal 23, fiscal 24 and fiscal 25 includes pro-rata long-term incentive plan awards proportionate from the duration of her appointment as Chief Executive.
(3) % of total maximum opportunity. F25 total also includes a DESAP award which will vest at 100% of maximum opportunity, granted prior to Debra Crew's appointment as Chief Executive. 12.5%
shown above reflects the 2022 DLTIP performance share element only for consistency year-on-year.

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
The structure of our reward packages is based on the principle that it should enable Diageo to attract and retain the best talent globally within our broader industry. It is driven by local market practice, as well as the level of seniority and accountability, reflecting the global nature of our business. Diageo is committed to fostering an inclusive and diverse workplace, and creating a culture where every individual can thrive. Reflective of this, pay parity and consistency of treatment for all employees are critical to the reward practices across the organisation. The reward framework is regularly reviewed to ensure employees are rewarded fairly and appropriately, in line with the business strategy, performance outcomes, competitive market practice and our inclusion agenda.
During the year, and following the introduction of this format in 2024, the Remuneration Committee Chair explained to employees the Directors'
Remuneration Policy, the role of the Committee, executive remuneration principles and structure and sought their feedback on wider reward matters as part of the workforce engagement sessions.

129	Diageo Form 20-F 2025
Remuneration Committee review of wider workforce pay
Each year, the Remuneration Committee has a detailed session reviewing wider workforce remuneration. In fiscal 25, the review focused on:
•the prior year’s annual reward cycle outcomes;
•retaining talent in a global market including a spotlight on key talent segments within Diageo;
•the level of differentiation across our reward programmes and alignment with performance;
•an update on new global programmes such as 'One World' (Diageo's global all employee share plan);
•the progress of the 'Celebrate' recognition platform following its launch in fiscal 24;
•the global roll out of the market-leading Carers Leave policy; and
•an update on pay transparency and pay fairness given the increased emphasis in this area globally.
The Committee also considered the challenges of attracting and retaining critical talent in a global marketplace at all levels as well as the all-
employee reward priorities for the coming year. Information on wider workforce reward is also provided as required throughout the year to enable the Committee to consider the broader employee context when making executive remuneration decisions, for example the annual salary increase budgets by country.
Supporting our employees
We continue to focus on all aspects of the wellbeing of our employees. Our global group of wellbeing champions work with regional and market teams to drive wellbeing initiatives locally, coming together each quarter for a global connect.
We monitor the cost-of-living in all our geographies using a formal monitoring process and have implemented actions, typically by awarding off-
cycle salary increases in high-inflation geographies. In fiscal 25, we rolled out our new One World all employee global share plan across over 50 countries and during the year all 17,000 eligible employees were awarded £500 of Free Shares, creating 15,000 new Diageo shareholders.
Across the year we also embedded Celebrate, our global recognition platform. This platform helps support a culture of speed and agility and enables leaders and peers to recognise actions in the moment. This year we saw 140,000 recognition moments, equivalent to one every four minutes. We continually look to enhance our employee offering, innovating with our market leading benefit policies that support and demonstrate our commitment to supporting all our employees. As an example, following its introduction in the UK, this year saw a global roll out of our Carers
Leave policy providing all employees with two weeks paid leave per year to care, or arrange care, for dependents. We believe that our market leading benefits support the attraction and, crucially, retention of the best talent.
CEO pay ratio
In accordance with The Companies (Miscellaneous Reporting) Regulations 2018, the table below sets out Diageo’s CEO pay ratios for the year ended
30 June 2025. These CEO pay ratios provide a comparison of the Chief Executive’s total remuneration based on Debra Crew's total single figure of remuneration, converted into sterling, with the equivalent remuneration for the employees paid at the 25th (P25), 50th (P50) and 75th (P75)
percentile of Diageo’s workforce in the United Kingdom. Also shown are the salary and total remuneration for each quartile employee.

Year	Method	25th percentile pay ratio	Median pay ratio	75th percentile pay ratio
2025(1)	Option A(4)	74:1	55:1	44:1
2025	Total pay and benefits	£50,683	£67,767	£86,061
2025	Salary	£39,907	£48,877	£66,160
2024(2)	Option A(4)	68:1	50:1	39:1
2023(2)(3)	Option A(4)	231:1	177:1	137:1
2022(3)	Option A(4)	146:1	114:1	90:1
2021	Option A(4)	127:1	100:1	79:1
2020	Option A(4)	50:1	38:1	31:1
2019	Option A(4)	265:1	208:1	166:1
(1) Debra Crew's total single figure of remuneration figure (see page 120 for details) in fiscal 25 used in the calculation of the CEO pay ratio includes pro-rata long-
term incentive plan awards proportionate to the duration of her appointment as Chief Executive.
(2) 2024, 2023 and 2022 CEO pay ratios have been updated to reflect the value of the updated prior year single figure of remuneration which incorporates long-term incentives based on the actual share price at vesting, rather than the average share price in the last three months of the financial year which had been used for the original disclosure.
(3) 2023 CEO pay ratios comprise the sum of both Sir Ivan Menezes' and Debra Crew's total single figure of remuneration converted to sterling.
(4) Only people employed in the United Kingdom and with the same number of contractual working hours throughout the full 12-month period have been included in the calculation. Inclusion of employees outside of this group would require a complex simulation of full-time annual remuneration based on a number of assumptions and would not have a meaningful impact on the ratio.

130	Diageo Form 20-F 2025
DIRECTORS' REMUNERATION REPORT continued
Methodology
Consistent with the approach for Diageo’s disclosure in previous years, the methodology used to identify the employees at each quartile for 2025 is
Option A, as defined in the regulations. We believe this is the most robust and accurate approach, and is in line with shareholder expectations.
Total full-time equivalent remuneration for employees reflects all pay and benefits received by an individual in respect of the relevant year and has, other than where noted below, been calculated in line with the methodology for the ‘single total figure of remuneration’ for the Chief
Executive (shown on page 120 of this report). The total remuneration calculations were based on data as at 30 June 2025. Actual remuneration was converted into the full-time equivalent for the role and location by pro-rating earnings to reflect full-time contractual working hours and these figures were then ranked to identify the employees sitting at the percentiles. To ensure that the total remuneration for the selected median, 25th and 75th percentile employee is sufficiently representative of those positions, we calculated the total remuneration for a number of employees above and below each of the selected median, 25th and 75th percentile UK employees and used the median value. In light of financial performance outcomes being signed off close to the publication of the Annual Report, the Diageo Group business multiple, which is applicable to the majority of
UK employees, has been used to calculate all payments under the annual incentive, although some employees may receive a variation on this multiple in practice. Pension values for each employee are not calculated on an actuarial basis as for the Chief Executive, but rather as the notional cost of the company’s pension contribution during the financial year, according to the relevant section of the pension scheme for each individual.
This approach allows meaningful data for a large group of people to be obtained in a more efficient way.
Points to note for the year ended 30 June 2025
The median level of remuneration and resulting pay ratio for 2025 is consistent with the pay and progression policies for Diageo’s UK employees as a whole and reflect the impact of performance-related pay on total remuneration for the year. As the Chief Executive has a larger proportion of her total remuneration linked to business performance than other employees in the UK workforce, the ratio has increased at each quartile in fiscal 25 for the Chief Executive, driven by higher annual incentive and LTI totals when compared to fiscal 24.
Change in pay for Directors compared to wider workforce
The table below shows the percentage change in Directors’ remuneration and average remuneration of employees on an annual basis. Given the small size of Diageo plc’s workforce, data for all employees of the group has also been included.

	2025			2024			2023			2022			2021
	Salary	Bonus	Benefits	Salary	Bonus	Benefits	Salary	Bonus	Benefits	Salary	Bonus	Benefits	Salary	Bonus	Benefits
Plc employee average(1)	3.4%	74.4%	6.5%	6.2%	(44.8)%	10.0%	9.0%	(61.3)%	(7.2)%	11.1%	25.8%	10.5%	5.1%	n/a(5)	38.8%
Average global employee(2)	5.6%	26.9%	4.3%	11.1%	(17.6)%	3.1%	12.9%	(41.6)%	17.0%	6.4%	38.4%	11.7%	—	278.8%	12.6%
Executive Directors(3)
Debra Crew	3.2%	76.6%	125.9%	n/a(5)	n/a(5)	n/a(5)	n/a(5)	n/a(5)	n/a(5)	n/a(5)	n/a(5)	n/a(5)	n/a(5)	n/a(5)	n/a(5)
Nik Jhangiani	n/a(5)	n/a(5)	n/a(5)	n/a(5)	n/a(5)	n/a(5)	n/a(5)	n/a(5)	n/a(5)	n/a(5)	n/a(5)	n/a(5)	n/a(5)	n/a(5)	n/a(5)
Lavanya Chandrashekar(6)	(83.2%)	(69.3%)	(69.3)%	3.8%	(34.1%)	(22.1%)	2.3%	(58.8%)	(89.4%)	n/a(5)	n/a(5)	n/a(5)	n/a(5)	n/a(5)	n/a(5)
Non-Executive Directors(4)
Sir John Manzoni (Chair)(7)	228.3%	—	(37.8%)	3.6%	—	241.5%	3.0%	—	20.0%	—	—	—	—	—	—
Melissa Bethell	4.1%	—	(13.3%)	3.6%	—	218.4%	3.0%	—	10.1%	2.3%	—	16.0%	n/a(5)	—	—
Karen Blackett CBE	22.8%	—	(31.6%)	3.6%	—	4231.3%	n/a(5)	—	n/a(5)	n/a(5)	—	n/a(5)	—	—	—
Valérie Chapoulaud- Floquet	4.1%	—	76.4%	3.6%	—	159.0%	3.0%	—	108.5%	—	—	—	n/a(5)	—	—
Javier Ferrán(8)	(39.9%)	—	(56.2%)	4.1%	—	132.9%	2.3%	—	(22.4%)	8.3%	—	28.8%	—	—	—
Susan Kilsby	5.3%	—	31.2%	4.5%	—	182.7%	2.6%	—	125.7%	3.8%	—	300.0%	9.6%	—	(87.7%)
Alan Stewart(9)	(74.8%)	—	(47.7%)	2.7%	—	252.8%	3.2%	—	—	4.7%	—	—	2.4%	—	—
Ireena Vittal	4.1%	—	31.9%	3.6%	—	689.2%	3.0%	—	734.0%	—	—	—	—	—	—
(1)Around 20 UK-based employees are employed by Diageo plc. Their remuneration has been calculated in line with the approach used for the CEO pay-ratio calculation and the average year-on-
year change has been reported. Only those employed during the full financial year have been included in calculations.
(2)Calculated by dividing staff cost related to salaries, bonus and benefits by the average number of employees on a full-time equivalent basis, as disclosed in note 4c to the financial statements under staff costs and average number of employees on page 160, but reduced to account for the inclusion of Executive Directors in reported figures. The salary, bonus and benefits cost data used for calculation are subsets of the Wages and salaries figure disclosed in this note. The salary data used for this calculation has been adjusted to exclude costs related to severance payments which are included in staff costs, and last year’s disclosure has been updated in line with this for consistency. In line with the approach for Directors, the bonus values used for the calculation reflect the bonus earned in relation to performance during the relevant financial year.
(3)Calculated using the data from the single total figure of remuneration table on page 120.
(4)Calculated using the fees and taxable benefits disclosed under Non-Executive Directors’ remuneration in the table on page 132. Taxable benefits for Non-Executive Directors comprise a product allowance as well as expense reimbursements relating to attendance at Board meetings, which may vary year-on-year.
(5)N/a refers to a nil value in the previous year or an incomplete prior year, meaning that the year-on-year change cannot be calculated.
(6)Lavanya Chandrashekar resigned from the Board on 1 September 2024.
(7)Sir John Manzoni was appointed as Chair of the Board on 5 February 2025, having served as a Non-Executive Director since 1 October 2020.
(8)Javier Ferrán retired from the Board on 5 February 2025.
(9)Alan Stewart retired from the Board on 26 September 2024.

131	Diageo Form 20-F 2025
Payments to former Directors
Lavanya Chandrashekar was granted a DLTIP award in 2022, whilst Chief Financial Officer and Executive Director, subsequently stepping down and resigning from the Board on 1 September 2024 part way through the 2022 DLTIP performance period. Consistent with the performance outcomes on page 123, 12.5% of the performance share element of the award will vest and be released on completion of a further two-year holding period. The share options lapse, having not met the performance conditions. As set out in last year's Directors' Remuneration Report, DLTIP awards were retained on a pro-rated basis, subject to performance conditions, on leaving Diageo. The original number of DLTIP shares granted, and the pro-rated number retained on the termination date of 31 December 2024, can be found in the Share Interest table on page 126.

	Award	Award Date	Awarded (ADRs)	Vesting (% Max)	Vesting (ADRs)	Option price	ADR grant price	Dividend equivalent share	Estimated value ($'000)(1)
Lavanya Chandrashekar(1)	Performance Shares	02/09/2022	13,394	12.5%	1,674	—	$195.29	148	$198
	Share Options	02/09/2022	13,394	—	—	$176.95	$195.29	—	—
(1) The number of ADRs and the resulting value of DLTP performance share awards and options relating to Lavanya Chandrashekar in the table above are pro-rata figures that reflect the proportion of the three-year performance period in which she was in role as Chief Financial Officer before stepping down from the Board on 1 September 2024. The original number of performance shares and share options awarded is shown on page 126. The total number of Performance Shares originally awarded was 18,512, which was reduced and pro-rated for time employed to 15,454 on leaving
Diageo. 1,931 shares vested in total of which 1,674 is shown above in relation to the proportion of time as Chief Financial Officer and Executive Director. The total value of the vested award including dividend equivalent shares (148 ADRs) is $197,721, based on an average ADR price for the last three months of the fiscal year ($108.49). No DLTIP share options vested.
Payments for loss of office
Lavanya Chandrashekar
Lavanya Chandrashekar stepped down as Chief Financial Officer and as a director of Diageo on 1 September 2024, with the relevant details and values (if applicable) on the Committee’s determination of terms set out in the 2024 Directors’ Remuneration Report (pages 144-145). Lavanya's employment with Diageo terminated on 31 December 2024.
The Remuneration Committee exercised its discretion to treat Lavanya as a good leaver under the incentive arrangements in accordance with the
Directors’ Remuneration Policy. The award under Diageo’s annual incentive plan (AIP) for fiscal 25, set out on page 121, is calculated on a time pro-
rated basis reflecting the period as Chief Financial Officer and a director of Diageo. Lavanya’s unvested Diageo Long-Term Incentive Plan (DLTIP)
awards (granted in 2022 and 2023) will continue and vest (subject to the extent that the relevant performance conditions, assessed at the time of vesting, are satisfied and subject to time pro-rating to reflect the period employed during the performance period) on the original vesting dates.
With 2022 options lapsed, to the extent they vest, options granted in 2023 will be exercisable until 4 September 2027. The company’s malus and clawback Policy will continue to apply.
Payments incurred in fiscal 25 were in relation to Lavanya's repatriation from the UK to the US, and salary and benefits payable over the period of garden leave between 1 September and 31 December 2024. Flights and shipping of possessions were provided in accordance with the company’s
Global Mobility Policy at a cost of £59,438. Salary and benefits over the garden leave period were $371,526.
Debra Crew
It was announced on 16 July 2025 that Debra Crew would be stepping down as Chief Executive and as a director of Diageo by mutual agreement with immediate effect. Details of the remuneration arrangements for Debra, which were approved by the Remuneration Committee and are in accordance with the Directors’ Remuneration Policy, are set out below. Full details of the values of any amounts paid will be reported in the
Directors' Remuneration Report next year. Debra's service contract provides for a twelve-month notice period which commenced on 16 July 2025.
Debra will remain an employee until 30 September 2025, during which period she will receive her normal contractual remuneration and normal benefits and allowances. On ceasing employment and subject to mitigation, Debra will receive a payment in lieu of notice in respect of salary and benefits for the remainder of her notice period.
Incentive awards for fiscal 25 arising prior to her termination of employment will be treated in accordance with their normal terms. As disclosed in this report, Debra remains eligible for a payment under the F25 Annual Incentive Plan (AIP) for the year completed, with one third of the payment being deferred in to Deferred Bonus Shares. Debra also remains eligible for the vesting of Performance Shares and Share Options granted under the
2022 Diageo Long-Term Incentive Plan (DLTIP) award, subject to a two-year post-vesting holding period. Options which vest, along with the already vested options which Debra holds, will be exercisable for 18 months following the date of termination.
Following her termination, Debra will have no entitlement for a payment under the F26 AIP and will forfeit DLTIP awards granted in 2023 and 2024 which are unvested on departure. No further LTIP awards will be granted to Debra.
Debra also holds awards granted in 2022 under the DESAP relating to her role prior to her appointment as Chief Executive. In accordance with the
Remuneration Policy, the Remuneration Committee exercised its discretion to treat Debra as a 'good leaver' in respect of these awards which will be retained, subject to proration for time and performance, and vest on their normal terms between September 2026 and September 2029.
Debra is subject to a post-employment shareholding requirement for two years following her termination date. She is required to retain the lower of the level of her actual shareholding as at the leave date (including any net shares released over the two-year period until the 500% of salary requirement is met), or shares to the value of 500% of salary. The company’s malus and clawback policy will also continue to apply.
In line with internal policies and the Directors’ Remuneration Policy, the company has supported Debra with the cost of her repatriation back to the
United States. This support amounts to $182,438 net of tax in addition to the provision of shipping and flights. Debra is also entitled to receive funding in respect of COBRA medical continuation coverage and access to an annual medical corresponding to the period of her notice period.
As permitted under the Directors’ Remuneration Policy, Debra will receive a contribution of up to £15,000 plus VAT for legal fees incurred in connection with agreeing her departure terms. She will also receive tax return preparation support for a period of up to five years, corresponding to the periods over which she may receive deferred vesting of the incentive plan awards referred to above (up to a maximum cost of £40,000 plus VAT per annum).

Non-Executive Directors
Fee policy
Sir John Manzoni’s fee as non-executive Chair was set at £700,000 on appointment in February 2025, unchanged from the fee for the former non-
executive Chair, Javier Ferrán. The Chair’s fee is appropriately positioned against our comparator group of FTSE 30 companies excluding financial services. The Executive Directors and the Chair approved an increase in the base fee for Non-Executive Directors of 4.2% (from £108,000 to
£112,500), effective 1 October 2024, below the level of salary increase seen across the wider UK workforce. Additionally, fees for the Chair of the
Audit Committee and Chair of the Remuneration Committee were increased from £35,000 to £37,500 to reflect the increased contribution of these
Committees and the positioning against our comparator group (previously at the lower quartile of FTSE 30 companies excluding financial services).

132	Diageo Form 20-F 2025
DIRECTORS' REMUNERATION REPORT continued
This represents the first increase to fees for Committee Chairs since October 2021. The fee for the Senior Independent Director was also increased from £35,000 to £37,500.
The Executive Directors and the Chair also approved the introduction of a fee for the designated Non-Executive Director accountable for workforce engagement. The fee of £20,000 for the Workforce Engagement Lead, effective 1 July 2024, reflects the increased time commitment required and contribution made on behalf of the Board, and was set supported by external benchmarking.

	2025	2024
Per annum fees	£'000	£'000
Chair of the Board	700	700
Non-Executive Directors
Base fee	113	108
Senior Independent Director	38	35
Chair of the Audit Committee	38	35
Chair of the Remuneration Committee	38	35
Workforce Engagement Lead	20	n/a
Single total figure of remuneration for Non-Executive Directors

	Fees £'000		Taxable benefits £'000(1)		Total £'000(2)
	2025	2024	2025	2024	2025	2024
Chair
Sir John Manzoni - appointed as Chair 5 February 2025(3)	351	107	2	4	354	111
Javier Ferrán - retired 5 February 2025	416	692	2	4	418	696
Non-Executive Directors
Melissa Bethell	111	107	4	5	115	112
Karen Blackett, CBE	131	107	3	5	134	112
Valérie Chapoulaud-Floquet	111	107	23	13	134	120
Susan Kilsby	185	176	19	14	204	190
Alan Stewart(4)	36	142	2	4	38	146
Ireena Vittal	111	107	13	10	124	117
Julie Brown(5)	135	n/a	2	n/a	138	n/a
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
(2) Total may not sum to fees and taxable benefits columns due to rounding.
(3) Sir John Manzoni was appointed as Chair of the Board on 5 February 2025, having served as a Non-Executive Director since 1 October 2020.
(4) Alan Stewart retired from the Board at the 2024 AGM on 26 September 2024.
(5) Julie Brown was appointed to the Board on 5 August 2024.

133	Diageo Form 20-F 2025
Looking ahead to 2026

Salary increases for the year ending 30 June 2026
The Remuneration Committee reviewed base salaries and agreed to maintain Nik Jhangiani's salary at the current level for fiscal 26. Nik will receive a Salary Supplement Allowance of £300,000 per annum which will be pro-rated to reflect the duration of his period served as
Interim Chief Executive. The Salary Supplement Allowance is
pensionable and forms part of the salary for the fiscal 26 AIP calculation.

	Nik Jhangiani
Salary at 1 October ('000)	2025	2024
Base salary	£900	£900
% increase (over previous year)	0%	n/a

Annual incentive design for the year ending 30 June 2026
The measures and targets for the annual incentive plan are reviewed annually by the Remuneration Committee and are carefully chosen to drive financial and individual business performance goals related to the company’s short-term strategic operational objectives. As set out in the Chair's statement on page 109, we have introduced a new measure for fiscal 26 within the annual incentive plan. Operating Cash
Conversion has been replaced with Adjusted Operating Cash Flow. The plan design for Executive Directors for the year ending 30 June 2026 will comprise the following performance measures and weightings with targets set for the full financial year:
•net sales value (% growth) (26.67% weighting): a key performance measure of year-on-year top line growth;
•operating profit (% growth) (26.67% weighting): stretching profit targets drive operational efficiency and influence the level of returns that can be delivered to shareholders through increases in share price and dividend income not including exceptional items or exchange;
•adjusted operating cash flow (26.67% weighting): ensures focus on efficient cash flow management through the fiscal year; and
•individual business objectives (20% weighting): measurable
deliverables that are specific to the individual and are focused on supporting the delivery of key strategic objectives.
The Committee has discretion to adjust the payout to reflect appropriately an individual's contribution or the overall business context.
Details of the targets for the year ending 30 June 2026 will be disclosed retrospectively in next year’s annual report, by which time they will no longer be deemed commercially sensitive by the Board.
The annual incentive opportunity for Executive Directors will remain consistent with prior years, equal to 100% of base salary at target, with a maximum opportunity of 200% of base salary.

Long-term incentive awards to be made in the year ending 30 June 2026
The long-term incentive plan measures are reviewed annually by the
Remuneration Committee and are selected to reward long-term
consistent performance in line with Diageo’s business strategy and to create alignment with the delivery of value for shareholders. The
Committee has ensured that the incentive structure for senior management does not raise environmental, social and governance risks by inadvertently motivating irresponsible behaviour.
As per last year, DLTIP awards to be made in September 2025 will comprise awards of both performance shares and share options, based on stretching targets against the key performance measures as outlined in the table on page 134, assessed over a three-year performance period. As noted in the Chair's statement on page 109, we will introduce a return on invested capital measure within the performance share element of the DLTIP, and the relative total shareholder return measure within the share option element will be based on a refreshed constituent group for the awards to be made in September 2025:

TSR peer group (18 companies)
AB InBev	Constellation Brands	PepsiCo
Brown-Forman	Groupe Danone	Pernod Ricard
Campari Group	Heineken	Procter & Gamble
Carlsberg	L'Oréal	Reckitt Benckiser
The Coca-Cola Company	Mondelēz International	Rémy Cointreau
Colgate-Palmolive	Nestlé	Unilever
The Committee set fiscal 26 financial targets by considering a number of factors including historical performance, consumer trends amid ongoing macroeconomic challenges, market conditions and the
competitive landscape.
The ESG measures in the DLTIP for fiscal 26 have been reshaped to ensure they remain focused on the key parts of our ‘Spirit of Progress‘
action plan, ensuring Diageo continues to make a positive impact on the environment and society. Each goal is weighted equally:
reduction in greenhouse gas emissions in our direct operations (Scope 1
& 2);
% of owned and TPO sites replenishing more water than they use (in water stressed areas); and
reach of Diageo positive drinking education programmes and
partnerships (measured in millions of people).
In setting ESG targets, the Committee took account of the material progress made to date across the various measures versus the 'Spirit of
Progress' action plan. The Committee considered the opportunity to continuously improve against high levels of achievement and has set targets in this context.
The performance share element of the DLTIP applies to the Executive
Committee and the top level of senior leaders across the organisation worldwide, whilst the share option element is applicable to a much smaller population comprising only members of the Executive
Committee. One market price performance-based option is valued at one-third of a performance share.
Awards are calculated on the basis of a six-month average share price for the period ending 30 June 2025. This averaging period, which is in line with Diageo's standard practice, helps to smooth out volatility in share price.
It is intended that a DLTIP award to the equivalent of 480% of base salary will be made to Nik Jhangiani in 2025, comprising 360% of salary in performance shares and the equivalent of 120% of salary in market price share options. In performance share equivalents, one market price option is valued at one-third of a performance share.
The table below summarises the annual DLTIP award for Nik Jhangiani to be made in 2025.

Grant value (% salary)	Interim Chief Executive
Performance share equivalents (1 share: 3 options)
Performance shares	360%
Share options	120%
Total	480%

134	Diageo Form 20-F 2025
DIRECTORS' REMUNERATION REPORT continued
Performance conditions for long-term incentive awards to be made in the year ending 30 June 2026(1)

	Performance shares							Share options
				Environmental, social & governance (ESG)
	Organic net sales (CAGR)	Organic profit before exceptional items and tax (CAGR)	Adjusted return on invested capital (ROIC) (2)	Greenhouse gas reduction	Water replenishme nt	Positive drinking	Vesting schedule	Relative Total Shareholder Return	Cumulative free cash flow ($m)	Vesting schedule
Weighting (% total)	28.3%	28.3%	28.3%	5%	5%	5%		50.0%	50.0%
Maximum	4.5%	9.1%	130bps	15.8%	85%	10.0m	100%	4th and above	$10,400	100%
Midpoint	3.0%	6.1%	80bps	12.2%	80%	8.1m	60%	–	$9,000	60%
Threshold	1.5%	3.1%	30bps	8.6%	76%	6.3m	20%	10th	$7,600	20%
(1) Details of the considerations taken in to account when setting the targets for the DLTIP by the Committee are set out on page 133.
(2) New for fiscal 26, adjusted return on invested capital is calculated based on the cumulative basis points improvement over the F26-F28 performance period, measured each fiscal year.
Additional information
Key management personnel related party
transactions
Key management personnel of the group comprises the Executive and
Non-Executive Directors, the members of the Executive Committee and the Company Secretary.
Diageo plc has granted rolling indemnities to the Directors and the
Company Secretary, uncapped in amount, in relation to certain losses and liabilities which they may incur in the course of acting as Directors or Company Secretary (as applicable) of Diageo plc or of one or more of its subsidiaries. These indemnities are categorised as a 'qualifying third-party indemnity' for the purposes of the Companies Act 2006 and continue to be in place at 30 June 2025 on an ongoing basis.
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
Statutory and audit requirements
This report was approved by a duly authorised Committee of the Board of Directors and was signed on its behalf on 13 August 2025 by Susan
Kilsby who is Chair of the Remuneration Committee.
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
The annual remuneration report is subject to an advisory vote by shareholders at the AGM on 6 November 2025. Terms defined in this
Directors' Remuneration Report are used solely herein.

135	Diageo Form 20-F 2025
DIRECTORS' REPORT
Directors’ report
The Directors present the Directors’ report and audited consolidated financial statements for the year ended 30 June 2025.
Company status
Diageo plc is a public limited liability company incorporated and domiciled in England and Wales with registered number 23307 and registered office and principal place of business at 16 Great
Marlborough Street, London W1F 7HS, United Kingdom. The company's telephone number is +44 (0) 20 7947 9100. The company's agent in the
United States is General Counsel, Diageo North America, Inc., 175
Greenwich Street, 3 World Trade Center, New York, NY 10007, United
States. The company was incorporated on 21 October 1886. It is the ultimate holding company of the group, a full list of whose
subsidiaries, partnerships, associates, joint ventures and joint arrangements is set out in note 10 to the financial statements set out on pages 206-211.
Directors
The Directors of the company who currently serve are shown in the section ‘Board of Directors’ on pages 78 and 79, and the names of additional and former Directors who served during the year are listed on page 77. In accordance with the UK Corporate Governance Code, all
Directors will retire by rotation at the AGM and offer themselves for re-election. Further details of Directors’ contracts, remuneration and their interests in the shares of the company at 30 June 2025 are given in the Directors’ Remuneration Report. The Directors’ powers are determined by UK legislation and Diageo’s articles of association. The
Directors may exercise all the company’s powers provided that
Diageo’s articles of association or applicable legislation do not stipulate that any powers must be exercised by the members.
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
The master agreement governing the operation of the group’s market-
level distribution joint ventures with LVMH states that if any person acquires interests and rights in the company resulting in a Control
Event (as defined) occurring in respect of the company, LVMH may within 12 months of the Control Event either appoint and remove the chair of each joint venture entity governed by such master agreement, who shall be given a casting vote, or require each distribution joint venture entity to be wound up. Control Event for these purposes is defined as the acquisition by any person of more than 30% of the outstanding voting rights or equity interests in the company, provided that no other person or entity (or group of affiliated persons or entities) holds directly or indirectly more than 30% of the voting rights in the company.
Related party transactions
Transactions with related parties are disclosed in note 21 to the consolidated financial statements.
Major shareholders
At 30 June 2025, the following substantial interests (3% or more) in the company’s ordinary share capital (voting securities) had been notified to the company:

Shareholder	Number of ordinary shares	Percentage of issued ordinary share (excluding treasury shares)	Date of notification of interest
BlackRock Investment Management (UK) Limited (indirect holding)(1)	147,296,928	5.89%	3 December 2009
Capital Research and Management Company (indirect holding)	124,653,096	4.99%	28 April 2009
Massachusetts Financial Services Company (indirect holding)(2)	111,560,606	4.99%	29 February 2024
(1)On 25 January 2024, BlackRock Inc. filed an Amendment to Schedule 13G with the SEC, reporting that as of 25 January 2024, 192,713,107 ordinary shares representing 8.62% of the issued ordinary share capital were beneficially owned by BlackRock Inc. and its subsidiaries (including BlackRock Investment Management (UK) Limited).
(2)On 31 March 2025, Massachusetts Financial Services Company filed an Amendment to
Schedule 13G with the SEC, reporting that as of 31 March 2025, 110,110,419 ordinary shares representing 4.95% of the issued ordinary share capital were beneficially owned by
Massachusetts Financial Services Company and its subsidiaries.
The company has not been notified of any other substantial interests in its securities since 30 June 2025. The company’s substantial shareholders do not have different voting rights. Diageo, so far as is known by the company, is not directly or indirectly owned or controlled by another corporation or by any government. Diageo knows of no arrangements, the operation of which may at a subsequent date result in a change of control of the company.
As at the close of business on 4 August 2025, 311,655,585 ordinary shares, including those held through American Depositary Shares
(ADSs), were held by approximately 2,360 holders (including American
Depositary Receipt (ADR) holders) with registered addresses in the
United States, representing approximately 14.01% of the outstanding ordinary shares (excluding treasury shares). At such date, 77,830,083
ADSs were held by 2,023 registered ADR holders. Since certain of such ordinary shares and ADSs are held by nominees or former Grand
Metropolitan PLC or Guinness plc ADR holders who have not re-registered their ADSs, the number of holders may not be representative of the number of beneficial owners in the United States or the ordinary shares held by them.
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
on the grounds of any disability. In the event that an employee, worker or contractor becomes disabled in the course of their employment or engagement, Diageo aims to ensure that reasonable steps are taken to

136	Diageo Form 20-F 2025

STRATEGIC REPORT	GOVERNANCE Report	FINANCIAL STATEMENTS	ADDITIONAL INFORMATI ON
DIRECTORS' REPORT continued
accommodate their disability by making reasonable adjustments to their existing employment or engagement.
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
The Markets in Financial Instruments Directive (MiFID) allows for delayed publication of large trades with a sliding scale requirement based on qualifying minimum thresholds for the amount of
consideration to be paid/the proportion of average daily turnover
(ADT) of a stock represented by a trade. Provided that a trade/
consideration equals or exceeds the qualifying minimum size, it will be eligible for deferred publication ranging from 60 minutes from time of trade to three trading days after time of trade.
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
Direct and indirect payments by the Depositary
The Depositary reimburses Diageo for certain expenses it incurs in connection with the ADR programme, subject to a ceiling set out in the
Deposit Agreement pursuant to which the Depositary provides services to Diageo. The Depositary has also agreed to waive certain standard fees associated with the administration of the programme. Under the contractual arrangements with the Depositary, Diageo has received approximately $3.36 million arising out of fees charged in respect of dividends paid during the year and issuance and cancellation fees to cover the Company's ADR programme costs. These payments are
received for expenses associated with non-deal road shows, third-party investor relations consultant fees and expenses, Diageo’s cost for administration of the ADR programme not absorbed by the Depositary and related activities (e.g. expenses associated with the AGM), travel expenses to attend training and seminars, exchange listing fees, legal fees, auditing fees and expenses, the SEC filing fees, expenses related to Diageo’s compliance with US securities law and regulations
(including, without limitation, the Sarbanes-Oxley Act) and other expenses incurred by Diageo in relation to the ADR programme.
Articles of association
The company is incorporated under the name Diageo plc, and is registered in England and Wales under registered number 23307.
The following description summarises certain provisions of Diageo’s articles of association (as adopted by special resolution at the Annual
General Meeting on 28 September 2023) and applicable English law concerning companies (the Companies Acts), in each case as at
4 August 2025. This summary is qualified in its entirety by reference to the Companies Acts and Diageo’s articles of association. Investors can obtain copies of Diageo’s articles of association by contacting the Company Secretary at: the cosec@diageo.com. Any amendment to the articles of association of the company may be made in accordance with the provisions of the Companies Act 2006, by way of special resolution.
Directors
Diageo’s articles of association provide for a board of directors, consisting (unless otherwise determined by an ordinary resolution of shareholders) of not fewer than three directors and not more than 25 directors, in which all powers to manage the business and affairs of
Diageo are vested.
A director must not vote on, or count towards the quorum in relation to, any resolution of the Board in respect of any contract in which they have an interest and, if they do so, their vote will not be counted. This prohibition does not apply to any resolution where that interest cannot reasonably be regarded as likely to give rise to a conflict of interest or where that interest arises only from certain specified matters, including: (a) indemnifying the director in respect of obligations incurred at the request of or for the benefit of the company or any of its subsidiary undertakings; (b) indemnifying a third party in respect of obligations of the company or any of its subsidiary undertakings for which the director has assumed responsibility in whole or in part under an indemnity or guarantee or by the giving of security; (c) offers of securities by the company or any of its subsidiary undertakings in which the director will or may be entitled to participate as a holder of securities; (d) contracts concerning another company in which the director is the holder of or beneficially interested in less than 1% of any class of the equity share capital of such company; (e) employee benefits in relation to the company or any of its subsidiary undertakings in which the director will share in a similar manner to other employees; and (f) the purchase or maintenance of insurance against any liability for, or for the benefit of, any director or directors or for, or for the benefit of, persons who include directors.
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
Voting rights
Voting on any resolution at any general meeting of the company is by a show of hands unless a poll is duly demanded. On a show of hands,

137	Diageo Form 20-F 2025
(a) every shareholder who is present in person at a general meeting, and every proxy appointed by any one shareholder and present at a general meeting, has/have one vote regardless of the number of shares held by the shareholder (or, subject to (b), represented by the proxy);
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
•ordinary resolutions, which include resolutions for the election, re-
election and removal of directors, the declaration of final dividends, the appointment and re-appointment of the external auditor,
the remuneration report and remuneration policy, the increase of authorised share capital and the grant of authority to allot shares; and
•special resolutions, which include resolutions for the amendment of
Diageo’s articles of association, resolutions relating to the disapplication of pre-emption rights, and resolutions modifying the rights of any class of Diageo’s shares at a meeting of the holders of such class.
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
shares required to be provided under the Companies Acts, unless the transfer is shown to the Board to be pursuant to an arm’s-length sale
(as defined in Diageo’s articles of association).

138	Diageo Form 20-F 2025

STRATEGIC REPORT	GOVERNANCE Report	FINANCIAL STATEMENTS	ADDITIONAL INFORMATI ON
DIRECTORS' REPORT continued
Other information
Other information relevant to the Directors’ report may be found in the following sections of the Annual Report:

Information (including that required by UK Listing Authority Listing Rule 6.6.1)	Location in Annual Report
Agreements with controlling shareholders	Not applicable
Contracts of significance	Not applicable
Details of long-term incentive schemes	Directors’ remuneration report
Directors’ indemnities and compensation	Directors’ remuneration report - Additional information; Consolidated financial statements - note 21 Related party transactions
Dividends	Group financial review; Consolidated financial statements - Other additional information
Engagement with employees	Corporate governance report - Workforce engagement statement; Our people and culture
Engagement with suppliers, customers and others	Corporate governance report - Stakeholder engagement
Financial risk management	Consolidated financial statements - note 16 Financial instruments and risk management
Future developments	Chair’s statement; Chief Executive’s statement; Investment case; Market dynamics; Our Growth Ambition; Our strategy
Greenhouse gas emissions	Pioneer grain-to-glass sustainability
Interest capitalised	Not applicable
Non-pre-emptive issues of equity for cash (including in respect of major unlisted subsidiaries)	Not applicable
Parent participation in a placing by a listed subsidiary	Not applicable
Political donations	Corporate governance report
Provision of services by a controlling shareholder	Not applicable
Publication of unaudited financial information	Unaudited financial information
Purchase of own shares	Repurchase of shares; Consolidated financial statements - note 18 Equity
Research and development	Other additional information - Research and development; Consolidated financial statements - note 4 Operating costs
Review of the business and principal risks and uncertainties	Chief Executive’s statement; Our principal risks and risk management; Pioneer grain-to-glass sustainability; Business review
Share capital - structure, voting and other rights	Consolidated financial statements - note 18 Equity
Share capital - employee share plan voting rights	Consolidated financial statements - note 18 Equity
Shareholder waivers of dividends	Consolidated financial statements - note 18 Equity
Shareholder waivers of future dividends	Consolidated financial statements - note 18 Equity
Streamlined Energy and Carbon Reporting (SECR) disclosures	Pioneer grain-to-glass sustainability
Sustainability and responsibility	Pioneer grain-to-glass sustainability
Waiver of emoluments by a director	Not applicable
Waiver of future emoluments by a director	Not applicable
The Directors’ report of Diageo plc for the year ended 30 June 2025 comprises these pages and the sections of the Annual Report referred to under
‘Directors’, ‘Corporate governance statement’ and ‘Other information’ above, which are incorporated into the Directors’ report by reference.
In addition, certain disclosures required to be contained in the Directors’ report have been incorporated into the ‘Strategic report’ as set out in
‘Other information’ above.
The Directors’ report, which has been approved by a duly appointed and authorised committee of the Board of Directors, was signed by its order by
Randall Ingber, the Company Secretary, on 13 August 2025.

139	Diageo Form 20-F 2025
Financial statements

140	Diageo Form 20-F 2025
Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Diageo plc
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of Diageo plc and its subsidiaries (the “Company”) as of 30 June
2025 and 30 June 2024, and the related consolidated income statements and consolidated statements of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended 30 June 2025, including the related notes
(collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of 30 June 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the
Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of 30 June 2025 and 30 June 2024, and the results of its operations and its cash flows for each of the three years in the period ended 30 June 2025 in conformity with UK-adopted International Accounting Standards and IFRS Accounting Standards
as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 30 June 2025, based on criteria established in Internal Control - Integrated
Framework (2013) issued by the COSO.
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
exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

141	Diageo Form 20-F 2025
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
Critical Audit Matters
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgements. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Contingent liabilities associated with Brazil taxes
As described in Note 19 to the consolidated financial statements, the Company’s current aggregate known possible exposure from tax assessment values in Brazil is up to approximately $906 million with no provision in respect to these issues. As disclosed by management, the Company has a large number of ongoing tax cases in Brazil and may be subject to further future tax assessments in this jurisdiction based on the same or similar matters. Where it is possible that a settlement may be reached or it is not possible to make a reliable estimate of the estimated financial effect, appropriate disclosure is made. Management judgement is necessary in assessing the likelihood that a claim will succeed, or a liability will arise, and an estimate to quantify the possible range of any settlement.
The principal considerations for our determination that performing procedures related to contingent liabilities associated with Brazil taxes is a critical audit matter are (i) the significant judgements made by management in determining the likelihood and amount of a settlement outcome; (ii) a high degree of auditor judgement, subjectivity and effort in performing procedures and evaluating audit evidence related to the assessment of the probability and amount of an expected settlement; and (iii) the audit effort involved the use of professionals with specialised skill and knowledge.

142	Diageo Form 20-F 2025
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the likelihood and amount of settlement outcomes of the contingent liabilities associated with taxes. These procedures also included, among others: (i)
assessing the reasonableness of information used in determining the likelihood that tax authorities will ultimately prevail; (ii) testing the calculation of the possible exposure; (iii) evaluating management’s assessment of the ongoing tax cases in Brazil and probability of settlement including inspecting opinions from external counsel; (iv) evaluating the status and results of tax audits with the relevant tax authorities; and (v) evaluating the sufficiency of the Company’s related disclosures. Professionals with specialised skill and knowledge were used to assist in the evaluation of the recognition and measurement of the Company’s contingent liabilities associated with Brazil taxes.
/s/ PricewaterhouseCoopers LLP
London, United Kingdom
14 August 2025
We have served as the Company's auditor since 2015.

143	Diageo Form 20-F 2025
THIS PAGE IS INTENTIONALLY LEFT BLANK

144	Diageo Form 20-F 2025
THIS PAGE IS INTENTIONALLY LEFT BLANK

145	Diageo Form 20-F 2025
THIS PAGE IS INTENTIONALLY LEFT BLANK

146	Diageo Form 20-F 2025
THIS PAGE IS INTENTIONALLY LEFT BLANK

147	Diageo Form 20-F 2025
THIS PAGE IS INTENTIONALLY LEFT BLANK

148	Diageo Form 20-F 2025
FINANCIAL STATEMENTS
Consolidated income statement

		Year ended 30 June 2025	Year ended 30 June 2024	Year ended 30 June 2023
	Notes	$ million	$ million	$ million
Sales	2	27,964	27,891	28,270
Excise duties	4	(7,719)	(7,622)	(7,715)
Net sales	2	20,245	20,269	20,555
Cost of sales	4	(8,072)	(8,071)	(8,289)
Gross profit		12,173	12,198	12,266
Marketing	4	(3,662)	(3,691)	(3,663)
Other operating items	4	(4,176)	(2,506)	(3,056)
Operating profit		4,335	6,001	5,547
Non-operating items	3	(220)	(70)	364
Finance income	5	480	400	409
Finance charges	5	(1,251)	(1,285)	(1,121)
Share of after tax results of associates and joint ventures	6	193	414	443
Profit before taxation		3,537	5,460	5,642
Taxation	7	(999)	(1,294)	(1,163)
Profit for the year		2,538	4,166	4,479

Attributable to:
Equity shareholders of the parent company		2,354	3,870	4,445
Non-controlling interests		184	296	34
		2,538	4,166	4,479

Weighted average number of shares		million	million	million
Shares in issue excluding own shares		2,222	2,234	2,264
Dilutive potential ordinary shares		6	5	7
		2,228	2,239	2,271

		cents	cents	cents
Basic earnings per share		105.9	173.2	196.3
Diluted earnings per share		105.7	172.8	195.7
The accompanying notes are an integral part of these consolidated financial statements.

149	Diageo Form 20-F 2025
Consolidated statement of comprehensive income

		Year ended 30 June 2025	Year ended 30 June 2024	Year ended 30 June 2023
	Notes	$ million	$ million	$ million
Other comprehensive income
Items that will not be recycled subsequently to the income statement
Net remeasurement of post-employment benefit plans
Group	14	(13)	(76)	(771)
Associates and joint ventures		4	1	16
Tax on post-employment benefit plans		7	14	193
Changes in the fair value of equity investments		—	(1)	(5)
		(2)	(62)	(567)
Items that may be recycled subsequently to the income statement
Exchange differences on translation of foreign operations
Group		633	(516)	(906)
Associates and joint ventures	6	489	(64)	132
Non-controlling interests		(4)	(21)	(100)
Net investment hedges		(845)	(70)	499
Exchange loss recycled to the income statement
On disposal of foreign operations	8	179	26	15
On step acquisitions		—	—	2
Tax on exchange differences – group		10	11	2
Effective portion of changes in fair value of cash flow hedges
Hedge of foreign currency debt of the group		161	(58)	7
Transaction exposure hedging of the group		144	61	328
Hedges by associates and joint ventures		13	(3)	29
Commodity price risk hedging of the group		(20)	13	(67)
Recycled to income statement – hedge of foreign currency debt of the group		(230)	152	65
Recycled to income statement – transaction exposure hedging of the group		(68)	(266)	(16)
Recycled to income statement – commodity price risk hedging of the group		19	9	(39)
Cost of hedging		101	(51)	—
Recycled to income statement – cost of hedging		(26)	(27)	—
Tax on effective portion of changes in fair value of cash flow hedges		(15)	16	(46)
Hyperinflation adjustments		362	503	229
Tax on hyperinflation adjustments		(98)	(138)	(49)
		805	(423)	85
Other comprehensive income/(loss) net of tax for the year		803	(485)	(482)
Profit for the year		2,538	4,166	4,479
Total comprehensive income for the year		3,341	3,681	3,997

Attributable to:
Equity shareholders of the parent company		3,158	3,404	4,063
Non-controlling interests	18	183	277	(66)
Total comprehensive income for the year		3,341	3,681	3,997
The accompanying notes are an integral part of these consolidated financial statements.

150	Diageo Form 20-F 2025
FINANCIAL STATEMENTS continued
Consolidated balance sheet

		30 June 2025		30 June 2024
	Notes	$ million	$ million	$ million	$ million
Non-current assets
Intangible assets	9	14,776		14,814
Property, plant and equipment	10	9,528		8,509
Biological assets	11	176		199
Investments in associates and joint ventures	6	5,334		5,032
Other investments	13	39		94
Other receivables	15	38		38
Other financial assets	16	623		373
Deferred tax assets	7	150		143
Post-employment benefit assets	14	1,161		1,146
			31,825		30,348
Current assets
Inventories	15	10,658		9,720
Trade and other receivables	15	3,504		3,487
Corporate tax receivables	7	354		304
Assets held for sale	8	257		130
Other financial assets	16	524		355
Cash and cash equivalents	17	2,200		1,130
			17,497		15,126
Total assets			49,322		45,474
Current liabilities
Borrowings and bank overdrafts	17	(2,928)		(2,885)
Other financial liabilities	16	(278)		(348)
Trade and other payables	15	(6,952)		(6,354)
Liabilities held for sale	8	(193)		(48)
Corporate tax payables	7	(138)		(136)
Provisions	15	(223)		(97)
			(10,712)		(9,868)
Non-current liabilities
Borrowings	17	(20,820)		(18,616)
Other financial liabilities	16	(751)		(940)
Other payables	15	(192)		(304)
Provisions	15	(316)		(300)
Deferred tax liabilities	7	(2,944)		(2,947)
Post-employment benefit liabilities	14	(409)		(429)
			(25,432)		(23,536)
Total liabilities			(36,144)		(33,404)
Net assets			13,178		12,070
Equity
Share capital	18	887		887
Share premium		1,703		1,703
Other reserves		454		(91)
Retained earnings		8,046		7,533
Equity attributable to equity shareholders of the parent company			11,090		10,032
Non-controlling interests	18		2,088		2,038
Total equity			13,178		12,070
The accompanying notes are an integral part of these consolidated financial statements.
These consolidated financial statements have been approved by a duly appointed and authorised committee of the Board of Directors on
13 August 2025 and were signed on its behalf by Nik Jhangiani, Executive Director.

151	Diageo Form 20-F 2025
Consolidated statement of changes in equity

				Other reserves			Retained earnings/(deficit)
	Notes	Share capital $ million	Share premium $ million	Capital redemption reserve $ million	Hedging and exchange reserve $ million		Own shares $ million	Other retained earnings $ million	Total $ million	Equity attributable to parent company shareholders $ million	Non- controlling interests $ million	Total equity $ million
At 30 June 2022		875	1,635	3,896	(3,238)		(2,223)	8,490	6,267	9,435	2,076	11,511
Retranslation impact of opening balances(1)		36	68	162	(173)		(93)	—	(93)	—	—	—
Profit for the year		—	—	—	—		—	4,445	4,445	4,445	34	4,479
Other comprehensive income/(loss)		—	—	—	5		—	(387)	(387)	(382)	(100)	(482)
Total comprehensive income/(loss) for the year		—	—	—	5		—	4,058	4,058	4,063	(66)	3,997
Employee share schemes		—	—	—	—		30	29	59	59	—	59
Share-based incentive plans	18	—	—	—	—		—	58	58	58	—	58
Share-based incentive plans in respect of associates		—	—	—	—		—	6	6	6	—	6
Tax on share-based incentive plans		—	—	—	—		—	7	7	7	—	7
Share-based payments and purchase of own shares in respect of subsidiaries		—	—	—	—		—	4	4	4	2	6
Purchase of non-controlling interests	8	—	—	—	—		—	(136)	(136)	(136)	(42)	(178)
Associates' transactions with non-controlling interests		—	—	—	—		—	(8)	(8)	(8)	—	(8)
Unclaimed dividend		—	—	—	—		—	1	1	1	—	1
Change in fair value of put option		—	—	—	—		—	(19)	(19)	(19)	—	(19)
Share buyback programme		(13)	—	13	—		—	(1,543)	(1,543)	(1,543)	—	(1,543)
Dividends	18	—	—	—	—		—	(2,071)	(2,071)	(2,071)	(117)	(2,188)
At 30 June 2023		898	1,703	4,071	(3,406)		(2,286)	8,876	6,590	9,856	1,853	11,709
Adjustment to 2023 closing equity in respect of hyperinflation in Ghana		—	—	—	—		—	41	41	41	10	51
Adjusted opening balance		898	1,703	4,071	(3,406)		(2,286)	8,917	6,631	9,897	1,863	11,760
Profit for the year		—	—	—	—		—	3,870	3,870	3,870	296	4,166
Other comprehensive (loss)/income		—	—	—	(767)		—	301	301	(466)	(19)	(485)
Total comprehensive (loss)/income for the year		—	—	—	(767)		—	4,171	4,171	3,404	277	3,681
Employee share schemes		—	—	—	—		36	12	48	48	—	48
Share-based incentive plans	18	—	—	—	—		—	43	43	43	—	43
Share-based incentive plans in respect of associates		—	—	—	—		—	5	5	5	—	5
Share-based payments and purchase of own shares in respect of subsidiaries		—	—	—	—		—	(6)	(6)	(6)	(4)	(10)
Purchase of non-controlling interests	8	—	—	—	—		—	(246)	(246)	(246)	23	(223)
Tax on purchase of non-controlling interests		—	—	—	—		—	53	53	53	—	53
Unclaimed dividend		—	—	—	—		—	1	1	1	—	1
Change in fair value of put option		—	—	—	—		—	73	73	73	—	73
Share buyback programme		(11)	—	11	—		—	(997)	(997)	(997)	—	(997)
Dividends	18	—	—	—	—		—	(2,243)	(2,243)	(2,243)	(121)	(2,364)
At 30 June 2024		887	1,703	4,082	(4,173)		(2,250)	9,783	7,533	10,032	2,038	12,070
Profit for the year		—	—	—	—		—	2,354	2,354	2,354	184	2,538
Other comprehensive income/(loss)		—	—	—	545		—	259	259	804	(1)	803
Total comprehensive income for the year		—	—	—	545		—	2,613	2,613	3,158	183	3,341
Employee share schemes		—	—	—	—		22	11	33	33	—	33
Share-based incentive plans	18	—	—	—	—		—	59	59	59	—	59
Share-based incentive plans in respect of associates		—	—	—	—		—	4	4	4	—	4
Tax on share-based incentive plans		—	—	—	—		—	3	3	3	—	3
Share-based payments and purchase of own shares in respect of subsidiaries		—	—	—	—		—	(4)	(4)	(4)	(2)	(6)
Change in non-controlling interests from sale of business	8	—	—	—	—	—	—	—	—	—	9	9
Purchase of non-controlling interests		—	—	—	—		—	(7)	(7)	(7)	—	(7)
Change in fair value of put option		—	—	—	—		—	89	89	89	—	89
Reversal of share buyback transaction cost		—	—	—	—		—	21	21	21	—	21
Dividends	18	—	—	—	—		—	(2,298)	(2,298)	(2,298)	(140)	(2,438)
At 30 June 2025		887	1,703	4,082	(3,628)		(2,228)	10,274	8,046	11,090	2,088	13,178
The accompanying notes are an integral part of these consolidated financial statements.
(1) Includes foreign translation differences arising from the retranslation of reserves due to the change in the group’s presentation currency.

152	Diageo Form 20-F 2025
FINANCIAL STATEMENTS continued
Consolidated statement of cash flows

		Year ended 30 June 2025		Year ended 30 June 2024		Year ended 30 June 2023
	Notes	$ million	$ million	$ million	$ million	$ million	$ million
Cash flows from operating activities
Profit for the year		2,538		4,166		4,479
Taxation		999		1,294		1,163
Share of after tax results of associates and joint ventures		(193)		(414)		(443)
Net finance charges		771		885		712
Non-operating items		220		70		(364)
Operating profit			4,335		6,001		5,547
Increase in inventories		(470)		(156)		(810)
(Increase)/decrease in trade and other receivables		(49)		(66)		142
Increase/(decrease) in trade and other payables and provisions		442		(546)		(746)
Net increase in working capital			(77)		(768)		(1,414)
Depreciation, amortisation and impairment		1,718		493		1,297
Dividends received		175		269		271
Post-employment payments less amounts included in operating profit		22		(18)		(31)
Other items		37		88		74
			1,952		832		1,611
Cash generated from operations			6,210		6,065		5,744
Interest received		181		156		157
Interest paid		(980)		(1,017)		(822)
Taxation paid		(1,114)		(1,099)		(1,443)
			(1,913)		(1,960)		(2,108)
Net cash inflow from operating activities			4,297		4,105		3,636
Cash flows from investing activities
Disposal of property, plant and equipment and computer software		63		14		16
Purchase of property, plant and equipment and computer software		(1,612)		(1,510)		(1,417)
Movements in loans, other investments and other financial assets		(195)		(47)		(68)
Sale of businesses and brands	8	143		87		559
Acquisition of subsidiaries	8	(35)		(6)		(404)
Investments in associates and joint ventures	8	(84)		(133)		(112)
Net cash outflow from investing activities			(1,720)		(1,595)		(1,426)
Cash flows from financing activities
Share buyback programme	18	—		(987)		(1,673)
Net sale of own shares for share schemes		15		21		36
Net sale/(purchase) of treasury shares in respect of subsidiaries		8		(10)		—
Dividends paid to non-controlling interests		(138)		(117)		(117)
Proceeds from bonds	17	3,943		2,225		2,537
Repayment of bonds	17	(2,416)		(1,667)		(1,650)
Purchase of shares of non-controlling interests	8	(9)		(223)		(178)
Cash inflow from other borrowings		83		387		521
Cash outflow from other borrowings		(712)		(493)		(452)
Equity dividends paid		(2,298)		(2,242)		(2,065)
Unclaimed dividends and share forfeiture		30		—		—
Net cash outflow from financing activities			(1,494)		(3,106)		(3,041)
Net increase/(decrease) in net cash and cash equivalents	17		1,083		(596)		(831)
Exchange differences			(35)		(33)		(76)
Reclassification to assets and liabilities held for sale			21		(30)		—
Net cash and cash equivalents at beginning of the year			1,109		1,768		2,675
Net cash and cash equivalents at end of the year			2,178		1,109		1,768

Net cash and cash equivalents consist of:
Cash and cash equivalents	17		2,200		1,130		1,813
Bank overdrafts	17		(22)		(21)		(45)
			2,178		1,109		1,768
The accompanying notes are an integral part of these consolidated financial statements.

153	Diageo Form 20-F 2025
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
(b) Going concern
Management prepared 18-month cash flow forecasts which reflect severe but plausible downside scenarios taking into consideration the group's principal risks. In the base case scenario, management included assumptions to deliver positive operating leverage, with organic profit growth ahead of organic net sales growth. In light of the ongoing geopolitical volatility, the base case outlook and severe but plausible downside scenarios incorporated considerations for a prolonged global recession, supply chain disruptions, higher inflation and further geopolitical deterioration. Even under these scenarios, the group’s liquidity is still expected to remain strong. Mitigating actions, should they be required, are all within management’s control and could include reductions in discretionary spending such as acquisitions and capital expenditure, lower level of marketing spend and investment in maturing stock, as well as a temporary suspension or reduction in dividend to shareholders in the next 12 months, or drawdowns on committed facilities. Having considered the outcome of these assessments, the Directors are comfortable that the group (and company) is a going concern for at least 12 months from the date of signing the group's consolidated financial statements.
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
The income statements and cash flows of non-US dollar entities are translated into US dollar at weighted average rates of exchange, except for subsidiaries in hyperinflationary economies that are translated with the closing rate at the end of the year and for substantial transactions that are translated at the rate on the date of the transaction. Exchange differences arising on the retranslation to closing rates are taken to the exchange reserve.
Assets and liabilities are translated at the relevant year end closing rates. Exchange differences arising on the retranslation at closing rates of the opening balance sheets of non-US dollar entities are taken to the exchange reserve, as are exchange differences arising on foreign currency borrowings and financial instruments designated as net investment hedges, to the extent that they are effective. Tax charges and credits arising on such items are also taken to the exchange reserve. Gains and losses accumulated in the exchange reserve are recycled to the income statement when the foreign operation is sold.
Other exchange differences are taken to the income statement.
Transactions in foreign currencies are recorded at the rate of exchange on the date of the transaction.
The principal foreign exchange rates used in the translation of financial statements for the three years ended 30 June 2025, expressed in sterling and euros per $1, were as follows:

	2025	2024	2023
Sterling
Income statement and cash flows(1)	0.77	0.80	0.83
Assets and liabilities(2)	0.73	0.79	0.79
Euro
Income statement and cash flows(1)	0.92	0.93	0.96
Assets and liabilities(2)	0.85	0.93	0.93
(1)Weighted average rates
(2)Closing rates
The group uses foreign exchange hedges to mitigate the effect of exchange rate movements. For further information, see note 16.

154	Diageo Form 20-F 2025
FINANCIAL STATEMENTS continued
(e) Critical accounting estimates and judgements
Details of critical estimates and judgements which the Directors consider could have a significant impact on the financial statements are set out in the related notes as follows:
•Taxation – management judgement whether a provision is required and estimate of amount of corporate tax payable or receivable, the recoverability of deferred tax assets and expectation on manner of recovery of deferred taxes – pages 163 and 197.
•Brands, goodwill, other intangibles and contingent considerations –
management judgement whether the assets and liabilities are to be recognised and synergies resulting from an acquisition. Management judgement and estimate are required in determining future cash flows and appropriate applicable assumptions to support the
intangible asset and contingent consideration value – pages 163 and
170.
•Post-employment benefits – management judgement whether a
surplus can be recovered and management estimate in determining the assumptions in calculating the liabilities of the funds – page 176.
•Contingent liabilities and legal proceedings – management
judgement in assessing the likelihood of whether a liability will arise and an estimate to quantify the possible range of any settlement;
and significant unprovided tax matters where maximum exposure is provided for each – page 197.
(f) Hyperinflationary accounting
The group applied hyperinflationary accounting for its operations in
Türkiye, Ghana and Venezuela.
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
The group’s consolidated financial statements include the results and financial position of its operations in hyperinflationary economies restated to the measuring unit current at the end of each period, with hyperinflationary gains and losses in respect of monetary items being reported in finance income and charges. Comparative amounts
presented in the consolidated financial statements are not restated.
When applying IAS 29 on an ongoing basis, comparatives in stable currency are not restated and the effect of inflating opening net assets to the measuring unit current at the end of the reporting period is presented in other comprehensive income. The movement in the publicly available official price index for the year ended 30 June 2025 was 35% (2024 – 72%; 2023 – 38%) in Türkiye and 16% (2024 – 23%) in
Ghana. The inflation rate used by the group for Venezuela is provided by an independent valuer because no reliable, officially published rate is available. Movement in the price index for the year ended 30 June
2025 was 171% (2024 – 77%; 2023 – 382%) in Venezuela.
During the year ended 30 June 2024, developments in Venezuela led management to change its estimate for the exchange rate of VES/$ to be the official exchange rate published by Bloomberg. Figures for the year ended 30 June 2024 and 30 June 2025 show the results of the
Venezuelan operation consolidated at the official closing exchange rate of the period.
(g) New accounting standards and interpretations
The following accounting standards and amendments to standards, issued by the IASB including those endorsed by the UK, were adopted by the group from 1 July 2024 with no material impact on the group’s consolidated results, financial position or disclosures:
•Amendments to IAS 1 – Classification of Liabilities and Non-current
Liabilities with Covenants
•Amendments to IFRS 16 – Lease Liability in a Sale and Leaseback
The group has adopted amendments to IAS 7 and IFRS 7 –
Supplier Finance Arrangements and presents the relevant
transactions accordingly.
The following amendments issued by the IASB have been endorsed by the UK and have not yet been adopted by the group, which are not expected to have material impact on the group's consolidated results or financial position:
•Amendments to IAS 21 – Lack of exchangeability (effective from the year ending 30 June 2026)
•Amendments to IFRS 9 and IFRS 7 – Amendments to the Classification
and Measurement of Financial Instruments (effective from the year ending 30 June 2027)
The impact assessment of IFRS 18 – Presentation and disclosure of financial statements, which will become effective in the consolidated group financial statements from the year ending 30 June 2028 – subject to UK endorsement – is in progress.
There are a number of other standards, amendments and
clarifications to IFRSs, effective in future years, which are not expected to significantly impact the group’s consolidated results or financial position.
(h) Climate change considerations
The impact of climate change assessment and greenhouse gas emission targets for Diageo's direct operations (Scope 1 and 2) for 2030 have been considered as part of the assessment of estimates and
judgements in preparing the group's consolidated financial statements.
We integrate climate risk into our enterprise risk management processes, within our principal risk factors. This is an integral part of our strategic and business continuity planning.
The climate change scenario analyses performed in 2025 – conducted in line with TCFD recommendations (a Moderate Warming’ Scenario (RCP
4.5) and a ‘Severe Warming Scenario’ (RCP 8.5)) – identified no material financial impact to these financial statements.
The following considerations were made in respect of the financial statements:
•The impact of climate change on factors like residual values, useful lives and depreciation methods that determine the carrying value of non-current assets.
•The impact of climate change on forecasts of cash flows used
(including forecast depreciation in line with capital expenditure plans) in impairment assessments for the value-in-use of non-current assets including goodwill (see note 9).
•The impact of climate change on post-employment assets.

155	Diageo Form 20-F 2025
Results for the year
Introduction
This section explains the results and performance of the group for the three years ended 30 June 2025. Disclosures are provided for segmental information, operating costs, exceptional items, finance income and charges, the group's share of results of associates and joint ventures, taxation.
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
The Executive Committee considers the business principally from a geographical perspective based on the location of third-party sales and the business analysis is presented by geographical segment. The group's operations also include the Corporate segment. Corporate costs are in respect of central costs, including finance, marketing, corporate relations, human resources and legal, as well as certain information systems, facilities and employee costs that are not allocable to the geographical segments.
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
Executive Committee makes decisions based on the analysis of several financial data sets including organic and IFRS reported data. There has been a change in how the Executive Committee looks at performance given the foreign exchange volatility experienced, using actual foreign exchange rates for current and comparative periods which is consistent with IFRS reported results. Accordingly, the segmental analysis below is presented based on IFRS reported figures. Supply Chain and Procurement (SC&P), which manufactures products for other group companies and includes the production sites in the United Kingdom, Ireland, Italy, Guatemala and Mexico, as well as comprises the global procurement function, is considered a key intersegmental operation instead of a separate operating segment.

156	Diageo Form 20-F 2025
FINANCIAL STATEMENTS continued
(a) Segmental information for the consolidated income statement

	North America	Europe	Asia Pacific	Latin America and Caribbean	Africa	Corporate and other	Total
2025	$ million	$ million	$ million	$ million	$ million	$ million	$ million
Sales	8,636	8,037	6,082	2,390	2,684	135	27,964
Net sales	7,973	4,821	3,635	1,847	1,834	135	20,245
Cost of sales	(2,734)	(1,866)	(1,581)	(704)	(1,077)	(35)	(7,997)
Gross profit	5,239	2,955	2,054	1,143	757	100	12,248
Marketing	(1,616)	(898)	(630)	(304)	(192)	(22)	(3,662)
Other operating items	(570)	(755)	(494)	(311)	(282)	(470)	(2,882)
Operating profit/(loss) before exceptional items	3,053	1,302	930	528	283	(392)	5,704
Exceptional operating items(1)							(1,369)
Operating profit/(loss)							4,335
Non-operating items							(220)
Net finance charges							(771)
Share of after tax results of associates and joint ventures							193
Profit before taxation							3,537

	North America	Europe	Asia Pacific	Latin America and Caribbean	Africa	Corporate and other	Total
2024	$ million	$ million	$ million	$ million	$ million	$ million	$ million
Sales	8,514	8,024	6,320	2,432	2,478	123	27,891
Net sales	7,908	4,804	3,817	1,839	1,778	123	20,269
Cost of sales	(2,559)	(1,890)	(1,606)	(728)	(1,195)	(36)	(8,014)
Gross profit	5,349	2,914	2,211	1,111	583	87	12,255
Marketing	(1,627)	(873)	(651)	(306)	(205)	(29)	(3,691)
Other operating items	(486)	(662)	(497)	(303)	(247)	(424)	(2,619)
Operating profit/(loss) before exceptional items	3,236	1,379	1,063	502	131	(366)	5,945
Exceptional operating items(1)							56
Operating profit/(loss)							6,001
Non-operating items							(70)
Net finance charges							(885)
Share of after tax results of associates and joint ventures							414
Profit before taxation							5,460

	North America	Europe	Asia Pacific	Latin America and Caribbean	Africa	Corporate and other	Total
2023	$ million	$ million	$ million	$ million	$ million	$ million	$ million
Sales	8,859	7,245	6,484	2,714	2,864	104	28,270
Net sales	8,109	4,303	3,841	2,159	2,039	104	20,555
Cost of sales	(2,810)	(1,652)	(1,588)	(800)	(1,320)	(39)	(8,209)
Gross profit	5,299	2,651	2,253	1,359	719	65	12,346
Marketing	(1,631)	(765)	(655)	(355)	(235)	(22)	(3,663)
Other operating items	(446)	(574)	(494)	(221)	(195)	(440)	(2,370)
Operating profit/(loss) before exceptional items	3,222	1,312	1,104	783	289	(397)	6,313
Exceptional operating items(1)							(766)
Operating profit/(loss)							5,547
Non-operating items							364
Net finance charges							(712)
Share of after tax results of associates and joint ventures							443
Profit before taxation							5,642
(1) For definition and details of exceptional items, see pages 158-160.
(i) The group’s net finance charges are managed centrally and are not attributable to individual operating segments.
(ii) Approximately 38% of annual net sales occurred in the last four months of calendar year 2024.

157	Diageo Form 20-F 2025
(b) Other segmental information

	North America $ million	Europe $ million	Asia Pacific $ million	Latin America and Caribbean $ million	Africa $ million	Corporate and other(1) $ million	Total operating segments $ million
2025
Purchase of property, plant and equipment and computer software	435	423	79	5	88	582	1,612
Depreciation and intangible asset amortisation	(186)	(272)	(135)	(38)	(101)	(16)	(748)
Exceptional accelerated depreciation and impairment of tangible assets	(66)	(96)	(9)	(3)	—	—	(174)
Exceptional impairment of intangible assets	(365)	(51)	—	—	—	—	(416)
Exceptional impairment of associates and joint ventures	(215)	(142)	(23)	—	—	—	(380)
2024
Purchase of property, plant and equipment and computer software	305	338	154	6	83	624	1,510
Depreciation and intangible asset amortisation	(161)	(265)	(111)	(33)	(94)	(13)	(677)
Underlying impairment	—	—	—	(1)	—	—	(1)
Exceptional accelerated depreciation and impairment of tangible assets	(33)	(5)	(8)	—	—	—	(46)
Exceptional impairment of intangible assets	(54)	(96)	379	—	—	—	229
2023
Purchase of property, plant and equipment and computer software	236	252	198	146	152	433	1,417
Depreciation and intangible asset amortisation	(141)	(204)	(93)	(45)	(102)	(12)	(597)
Exceptional accelerated depreciation and impairment of tangible assets	(63)	3	(27)	—	—	—	(87)
Exceptional impairment of intangible assets	(36)	(31)	(546)	—	—	—	(613)
(1) Purchase of property, plant and equipment and computer software in respect of SC&P are included in the Corporate and other operating segment.
(c) Category and geographical analysis

	Category analysis					Geographic analysis
	Spirits $ million	Beer $ million	Ready-to- drink $ million	Other $ million	Total $ million	United States $ million	India $ million	Great Britain $ million	Rest of World $ million	Total $ million
2025
Sales(1)	22,166	4,493	989	316	27,964	8,138	3,233	2,989	13,604	27,964
Non-current assets(2), (3)						7,467	2,173	4,505	15,758	29,903
2024
Sales(1)	22,406	4,107	949	429	27,891	8,041	3,247	2,849	13,754	27,891
Non-current assets(2), (3)						7,642	2,207	3,969	14,868	28,686
2023
Sales(1)	22,855	4,026	1,079	310	28,270	8,366	3,301	2,565	14,038	28,270
Non-current assets(2), (3)						7,328	2,265	3,665	14,118	27,376
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

158	Diageo Form 20-F 2025
FINANCIAL STATEMENTS continued
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

Operating items

Exceptional operating items are those that are unusual or non-
recurring in nature, considered to be of a size that could distort the performance and are part of the operating activities of the group, such as one-off global restructuring programmes which can be multi-year, impairment of intangible assets and fixed assets, indirect tax settlements, property disposals and changes in post-employment plans.

Non-operating items

Gains and losses on the sale or directly attributable to a
prospective sale of businesses, brands or distribution rights, step up gains and losses that arise when an investment becomes an associate or an associate becomes a subsidiary and unusual non-
recurring items, that are considered to be of a size that could distort performance and not in respect of the production,
marketing and distribution of premium drinks, are disclosed as exceptional non-operating items below operating profit in the income statement.

Exceptional finance income/charge

Exceptional finance incomes/charges are those that are unusual or non-recurring in nature, considered to be of a size that could distort the performance and are part of the financing activity of the group.

Taxation items

Exceptional current and deferred tax items comprise unusual or non-recurring items, that are considered to be of a size that could distort performance. Examples include direct tax
provisions and settlements in respect of prior years and the remeasurement of deferred tax assets and liabilities following tax rate changes.

	2025 $ million	2024 $ million	2023 $ million
Exceptional operating items
Impairment (charge)/income and other related charges (1)	(910)	224	(613)
Restructuring programme (2)	(225)	(61)	(121)
Distribution model change in France (3)	(145)	—	—
Various dispute and litigation matters (4)	(51)	(107)	—
USVI cover-over (5)	(38)	—	—
Distribution termination fee (6)	—	—	(55)
Winding down Russian operations (7)	—	—	23
	(1,369)	56	(766)
Non-operating items
Sale of businesses and brands
Guinness Nigeria PLC (8)	(125)	(6)	—
Guinness Ghana Breweries PLC prospective sale (9)	(114)	—	—
Pampero brand (10)	53	—	—
Santa Vittoria prospective sale (11)	(29)	—	—
Cacique brand (12)	(20)	—	—
Safari brand (13)	15	—	—
Cîroc LLC (14)	(11)	—	—
Guinness Cameroun S.A. (15)	(8)	(10)	343
MHD France joint operation (16)	(5)	—	—
Windsor business (17)	4	(58)	—
Seychelles Breweries Limited prospective sale (18)	(4)	—	—
Step acquisitions
Ritual (19)	25	—	—
Nao Spirits (20)	(1)	—	—
Other (21)	—	4	21
	(220)	(70)	364
Exceptional finance income
Borrowing costs capitalised (22)	58	—	—

Exceptional items before taxation	(1,531)	(14)	(402)
Tax on exceptional items (note 7(b))	214	(24)	226

Total exceptional items	(1,317)	(38)	(176)
Attributable to:
Equity shareholders of the parent company	(1,294)	(142)	(3)
Non-controlling interests	(23)	104	(173)
Total exceptional items	(1,317)	(38)	(176)
(1) In the year ended 30 June 2025, an impairment charge and other related charges of $458 million in respect of Diageo's investment in various Distill Ventures businesses, an impairment charge of
$231 million in respect of the Aviation American Gin brand and tangible fixed assets, $170 million in respect of various other US brands, tangible fixed assets and inventory and $51 million in respect of the
Bell’s whisky brand were recognised in exceptional operating items.
For further information, see note 9(d), note 6 and note 13.
In the year ended 30 June 2024, a net gain of $224 million was recognised in exceptional operating items, driven by the reversal of
Shui Jing Fang brand impairment of $379 million, partially offset by an impairment charge of $101 million in respect of the Chase brand and the related goodwill and tangible fixed assets, and an impairment charge of $54 million in respect of certain brands in the US ready-to-
drink portfolio.

159	Diageo Form 20-F 2025
In the year ended 30 June 2023, an impairment charge of $613 million was recognised in exceptional operating items in respect of the
McDowell's brand ($517 million), the SIA brand ($36 million), the
Copper Dog brand ($31 million) and the Director's Special brand
($29 million).
(2) In the year ended 30 June 2025, an exceptional charge of $225 million was accounted for in respect of the Accelerate programme, that includes the supply chain agility programme (2024 – $61 million).
The Accelerate programme was announced in May 2025 and is a three-
year programme aiming to create a more agile global operating model with cash delivery, cost savings and deleveraging targets. The implementation costs of the programme will comprise non-cash items and one-off expenses, the majority of which are expected to be recognised as exceptional operating items. The exceptional charge in respect of the restructuring programmes for the year ended 30 June
2025 was primarily in respect of impairment of property, plant and equipment, severance costs and accelerated depreciation, being incremental depreciation of assets in the period directly attributable to the programme in North America and Europe. In the year ended 30
June 2025, cash expenditure in respect of restructuring was $38 million
(2024 – $26 million), partially offset by $35 million proceeds from selling a plant in North America.
(3) On 23 July 2024, Diageo announced the completion of the
transformation of its distribution model in France as the company agreed with LVMH to exit from their joint operation and to terminate the existing distribution agreements for Diageo brands. In the year ended 30 June 2025, an exceptional operating charge of $145 million was accounted for in respect of the transformation, mainly in relation to termination fee paid to LVMH.
(4) In the year ended 30 June 2025, $51 million (2024 – $107 million)
was recorded as an exceptional operating item in respect of various dispute and litigation matters in North America and Europe, including certain costs and expenses associated therewith.
(5) Diageo receives cover-over income in relation to its rum production in the US Virgin Islands. The cover-over is based on a permanent standard rate and an additional extender rate. A recent law made the extender rate permanent from January 2026 but no retrospective approval was granted for the period after 31 December 2021. As a result, Diageo reversed accrued income of $38 million in respect of prior years as exceptional operating item in the year ended 30 June
2025.
(6) In the year ended 30 June 2023, Diageo agreed with one of its distributors in Africa to terminate the distribution licence of Gordon's, in respect of which a provision of $55 million was recognised as an operating exceptional charge. In the year ended 30 June 2024,
$55 million in respect of the aforementioned termination was paid.
(7) In the year ended 30 June 2023, Diageo released unutilised provisions of $23 million in respect of winding down its operations in Russia.
(8) On 30 September 2024, Diageo completed the sale of its
shareholding in Guinness Nigeria PLC to Tolaram. The transaction resulted in a loss of $125 million, including cumulative translation losses of $175 million recycled to the income statement in the year ended 30 June 2025. In the year ended 30 June 2024, a charge of
$6 million was recognised as a non-operating item, in respect of transaction and other costs directly attributable to the prospective sale of the business.
(9) On 28 January 2025, Diageo announced the agreement to sell
Guinness Ghana Breweries PLC, its brewery in Ghana to the Castel
Group and a non-operating charge of $114 million attributable to the prospective sale was recognised in the year ended 30 June 2025.
(10) In the year ended 30 June 2025, an exceptional gain of $53 million was accounted for in relation to the disposal of the Pampero brand to
Gruppo Montenegro.
(11) On 24 June 2025, Diageo announced the sale of Diageo Operations
Italy S.p.A., inclusive of the Santa Vittoria production facility, to
NewPrinces S.p.A. and a non-operating charge of $29 million
attributable to the prospective sale was recognised in the year ended
30 June 2025.
(12) On 23 January 2025, Diageo announced the sale of the Cacique brand to Bardinet S.A. The transaction resulted in a loss of $20 million.
(13) In the year ended 30 June 2025, an exceptional gain of $15 million was recorded in relation to the disposal of the Safari brand to
Casa Redondo.
(14) In the year ended 30 June 2025, Diageo and Main Street Advisors,
Inc. (MSA) announced that they entered into a strategic contractual arrangement, where Diageo contributed its ownership in Cîroc LLC, owner of the Cîroc IP and distribution right for North America, while
MSA contributed Lobos LLC, owner of the Lobos 1707 premium tequila brand, into the newly formed structure. As a result, Diageo lost the control over Cîroc LLC and accounted for its investment in Cîroc LLC and Lobos LLC as associates. The transaction resulted in $11 million non-operating exceptional loss.
(15) On 26 May 2023, Diageo completed the sale of its wholly owned subsidiary in Cameroon, Guinness Cameroun S.A., to the Castel Group
for an aggregate consideration of $475 million resulting in an exceptional gain of $343 million, including cumulative translation gain in the amount of $19 million recycled to the income statement. In the year ended 30 June 2025, $8 million (2024 – $10 million) charges directly attributable to the disposal have been accounted for.
(16) In the year ended 30 June 2025, an exceptional loss of $5 million was recorded in relation to the disposal of Diageo's share in the France joint operation.
(17) On 27 October 2023, Diageo completed the sale of Windsor Global
Co., Ltd. to PT W Co., Ltd., a Korean company sponsored by Pine Tree
Investment & Management Co., Ltd. for a total consideration of
KRW 206 billion ($152 million). The transaction resulted in a loss of
$58 million in the year ended 30 June 2024, which was recognised as a non-operating item attributable to the sale, including cumulative translation losses of $26 million recycled to the income statement. In the year ended 30 June 2025, $4 million gain was accounted for driven by the reversal of accrued charges.
(18) In the year ended 30 June 2025, $4 million transaction costs were incurred in respect of the prospective disposal of Seychelles
Breweries Limited.
(19) On 24 September 2024, Diageo acquired the part of the entire issued share capital of Ritual Beverage Company LLC (owner of the
Ritual Zero Proof non-alcoholic spirits brand), that it did not already own. As a result of Ritual Zero Proof becoming a subsidiary of the group in the year ended 30 June 2025, a gain of $25 million arose, being the difference between the book value of the associate prior to the transaction and its fair value.
(20) On 19 June 2025, United Spirits Limited acquired a controlling shareholding in Nao Spirits. Step up loss of $1 million was accounted for as non-operating exceptional item. The fair values of assets and liabilities acquired are provisional and will be finalised in the year ending 30 June 2026.
(21) Other exceptional non-operating items include subsequent gains and charges of items that were originally recognised as exceptional at inception. In the year ended 30 June 2023, other exceptional non-
operating items resulted in a net gain of $21 million, mainly driven by the sale of its Archers brand.
(22) In the year ended 30 June 2025, the group capitalised borrowing costs of $58 million in respect of purchases of property, plant, equipment and computer software in the prior years.
For further information on acquisition and sale of businesses and brands, see notes 8(a) and 8(b).
Cash payments and receipts included in net cash inflow from operating activities in respect of exceptional items were as follows:

160	Diageo Form 20-F 2025
FINANCIAL STATEMENTS continued

	2025 $ million	2024 $ million	2023 $ million
Distribution termination fee	(48)	(55)	—
Litigation	(44)	(88)	—
Restructuring programme	(38)	(26)	(14)
Thalidomide (note 15(d))	(19)	(17)	(16)
Distill Ventures exits	(12)	—	—
Winding down Russian operations	—	(2)	(16)
Total cash payments	(161)	(188)	(46)
4. Operating costs

	2025 $ million	2024 $ million	2023 $ million
Excise duties	7,719	7,622	7,715
Cost of sales	8,072	8,071	8,289
Marketing	3,662	3,691	3,663
Other operating items	4,176	2,506	3,056
	23,629	21,890	22,723
Comprising:
Excise duties
India	1,797	1,845	1,950
Great Britain	1,513	1,463	1,314
United States	798	738	825
Other	3,611	3,576	3,626
Increase in inventories	(470)	(112)	(615)
Raw materials and consumables	5,119	4,892	5,197
Marketing	3,662	3,691	3,663
Other external charges(1)	3,428	3,002	3,301
Staff costs	2,488	2,314	2,197
Depreciation, amortisation and impairment	1,718	493	1,297
Gains on disposal of properties	(37)	1	(4)
Net foreign exchange losses	21	8	12
Other operating income	(19)	(21)	(40)
	23,629	21,890	22,723
(1)Other external charges mainly include distribution and warehousing cost, utilities, other personnel costs not included in staff costs, other professional costs, system/IT costs, facilities costs, maintenance and repairs and low value or short-term lease rental costs.
(a) Other external charges
Other external charges include research and development expenditure in respect of new drinks products and package design of $74 million
(2024 – $69 million; 2023 – $63 million) and maintenance and repairs of
$179 million (2024 – $171 million; 2023 – $171 million).
(b) Auditors fees
Other external charges include the fees of the principal auditor of the group, PricewaterhouseCoopers LLP, and its affiliates (PwC) and are analysed below:

	2025 $ million	2024 $ million	2023 $ million
Audit of these financial statements(1)	9.7	7.7	9.1
Audit of financial statements of subsidiaries	7.0	8.2	6.8
Total audit fees	16.7	15.9	15.9
Audit related assurance services(2)	0.9	0.4	0.4
Other assurance services(3)	1.2	1.7	1.4
	18.8	18.0	17.7
(1)For the year ended 30 June 2025, in respect of reporting under section 404 of the US
Sarbanes-Oxley Act is reported on the line of ‘Audit of these financial statements'. The presentation of 'Audit of these financial statements' line for the years ended 30 June 2024 and 2023 has been aligned to 'Audit of these financial statements' line for the year ended
30 June 2025.
(2)Audit related assurance services are in respect of the interim review and other audit-
related services over financial information.
(3)Other assurance services comprise the aggregate fees for assurance and related services that are not reported under ‘total audit fees’.
(i) Under SEC regulations, the auditors' fees of $18.8 million (2024 - $18.0 million, 2023 -
$17.7 million) is required to be presented as follows: audit fee of $18.0 million (2024 -
$17.0 million, 2023 - $16.8 million) and other audit related fee of $0.8 million (2024 - $1.0 million, 2023 - $0.9 million).
Audit services provided by firms other than PwC for the year ended 30
June 2025 were$0.5 million (2024 – $0.1 million; 2023 – $0.1 million).
Further PwC fees for audit services in respect of post-employment plans were $0.6 million for the year ended 30 June 2025 (2024 – $0.4 million; 2023 – $0.3 million).
(c) Staff costs and average number of employees

	2025 $ million	2024 $ million	2023 $ million
Aggregate remuneration
Wages and salaries	2,108	1,984	1,858
Share-based incentive plans	59	43	58
Employer’s social security	165	146	138
Employer’s pension
Defined benefit plans	79	72	80
Defined contribution plans	70	62	53
Other post-employment plans	7	7	10
	2,488	2,314	2,197
The average number of employees on a full-time equivalent basis
(excluding employees of associates and joint ventures) was as follows:

	2025	2024	2023
North America	2,986	2,869	2,884
Europe	3,024	2,932	2,789
Asia Pacific	6,224	6,588	6,856
Latin America and Caribbean	1,597	1,650	1,495
Africa	2,848	3,290	3,526
SC&P	7,134	6,977	6,934
Corporate and other	6,047	6,061	5,753
	29,860	30,367	30,237
At 30 June 2025, on a full-time equivalent basis, the group had 29,632
(2024 – 30,092; 2023 – 30,269) employees. The average number of employees of the group, including part-time employees, for the year was 30,232 (2024 – 30,839; 2023 – 30,419).

161	Diageo Form 20-F 2025
(d) Exceptional operating items
Included in the table above are exceptional operating items as follows:

	2025 $ million	2024 $ million	2023 $ million
Depreciation, amortisation and impairment
Brand, goodwill, investments in associates and other investments impairment charges/(income)	796	(231)	613
Tangible asset impairment and accelerated depreciation	174	46	87
Staff costs	84	2	11
Other external charges	342	127	75
Other operating income	(27)	—	(20)
Total exceptional operating items (note 3)	1,369	(56)	766
Cost of sales	75	57	80
Other operating expenses/(income)	1,294	(113)	686
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
Net other finance charges include items in respect of post-
employment plans, the discount unwind of long-term obligations and hyperinflation charges. The results of operations in
hyperinflationary economies are adjusted to reflect the changes in the purchasing power of the local currency of the entity
before being translated to US dollar.
The impact of derivatives, excluding cash flow hedges that
are in respect of commodity price risk management or those
that are used to hedge the currency risk of highly probable
future currency cash flows, is included in interest income or interest charge.

	2025 $ million	2024 $ million	2023 $ million
Interest income	203	179	193
Fair value gain on financial instruments	170	100	124
Total interest income(1)	373	279	317
Interest charge on bonds, commercial paper, bank loans and overdrafts	(775)	(665)	(563)
Interest charge on finance leases	(32)	(23)	(19)
Borrowing costs capitalised	46	—	—
Borrowing costs capitalised - exceptional item(2)	58	—	—
Other interest charges	(270)	(396)	(325)
Fair value loss on financial instruments	(172)	(101)	(123)
Total interest charges(1)	(1,145)	(1,185)	(1,030)
Net interest charges	(772)	(906)	(713)
Net finance income in respect of post-employment plans in surplus (note 14)	54	57	71
Monetary gain on hyperinflation in various economies (note 1(f))	39	49	13
Interest income in respect of direct and indirect tax	7	15	8
Change in financial liability — Zacapa (Level 3)	7	—	—
Total other finance income	107	121	92
Net finance charge in respect of post- employment plans in deficit (note 14)	(19)	(20)	(18)
Monetary loss on hyperinflation in various economies (note 1(f))	—	(8)	(3)
Interest charge in respect of direct and indirect tax	(51)	(27)	(29)
Unwinding of discounts	(22)	(23)	(15)
Change in financial liability — Zacapa (Level 3)	—	—	(10)
Other finance charges	(14)	(22)	(16)
Total other finance charges	(106)	(100)	(91)
Net other finance charges	1	21	1
(1)Includes $101 million interest income and $854 million interest charge in respect of financial assets and liabilities that are not measured at fair value through income statement (2024 – $59 million income and $765 million charge; 2023 – $98 million income and $628 million charge).
(2)Cumulative impact of prior years' unrecognised borrowing costs reclassified to qualifying assets.

162	Diageo Form 20-F 2025
FINANCIAL STATEMENTS continued
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

Diageo’s principal associate is Moët Hennessy of which Diageo owns
34% through two legal entities; Moët Hennessy, SAS and Moët Hennessy
International. Moët Hennessy is the wines and spirits division of LVMH
Moët Hennessy Louis Vuitton SA (LVMH). LVMH is based in France and is listed on the Paris Stock Exchange. Moët Hennessy is also based in
France and is a producer and exporter of champagne and cognac brands.
A number of joint distribution arrangements have been established with LVMH in Asia Pacific, principally covering distribution of Diageo’s
Scotch whisky and gin premium brands and Moët Hennessy’s
champagne and cognac premium brands. Diageo has undertaken not to engage in any champagne or cognac activities competing with those of
Moët Hennessy. The arrangements also contain certain provisions for the protection of Diageo as a non-controlling shareholder in Moët
Hennessy.
Joint distribution agreements had also been established in France, but
Diageo terminated the existing distribution agreements in place for
France of all remaining Diageo brands effective from 1 January 2025.
(a) An analysis of the movement in the group’s investments in associates and joint ventures is as follows:

	Moët Hennessy $ million	Others $ million	Total $ million
Cost less provisions
At 30 June 2023	4,484	341	4,825
Exchange differences	(59)	(5)	(64)
Additions	—	134	134
Share of profit/(loss) after tax	441	(27)	414
Dividends	(261)	(8)	(269)
Share of movements in other comprehensive income and equity	3	—	3
Impairment charged during the year	—	(11)	(11)
At 30 June 2024	4,608	424	5,032
Exchange differences	470	19	489
Additions	—	109	109
Share of profit/(loss) after tax	219	(26)	193
Step acquisition	—	(30)	(30)
Dividends	(169)	(6)	(175)
Share of movements in other comprehensive income and equity	21	—	21
Impairment charged during the year	—	(308)	(308)
Transfer from other investments	—	3	3
At 30 June 2025	5,149	185	5,334
(i)Investment in associates includes loans given to and preference shares invested in associates of $37 million (2024 – $298 million).
Following a strategic review in March 2025, Diageo decided it would no longer be bringing any new brands into the Distill Ventures programme and exit several businesses, resulting in an impairment charge of $308 million in exceptional operating items in the year ended 30 June 2025.
(b) Moët Hennessy prepares its financial statements under IFRS as endorsed by the EU in euros to 31 December each year. The results were adjusted for alignment with Diageo accounting policies and were translated at $1 = €0.92 (2024 – $1 = €0.93; 2023 – $1 = €0.96).
Income statement information for the three years ended 30 June 2025 and balance sheet information as at 30 June 2025 and 30 June 2024 of
Moët Hennessy are as follows:

	2025 $ million	2024 $ million	2023 $ million
Sales	6,100	6,691	7,204
Profit for the year	644	1,299	1,339
Total comprehensive income	716	1,219	1,393

	2025 $ million	2024 $ million
Non-current assets	9,673	8,772
Current assets	13,496	12,025
Total assets	23,169	20,797
Non-current liabilities	(2,931)	(2,732)
Current liabilities	(4,881)	(4,285)
Total liabilities	(7,812)	(7,017)
Net assets	15,357	13,780
(i) Including acquisition fair value adjustments principally in respect of
Moët Hennessy’s brands and translated at $1 = €0.85 (2024 – $1 =
€0.93).
(c) Information on transactions between the group and its associates and joint ventures is disclosed in note 21.
(d) The associates and joint ventures have not reported any material contingent liabilities in their latest financial statements.

163	Diageo Form 20-F 2025
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

(a) Analysis of taxation charge for the year

	United Kingdom			Rest of world			Total
	2025 $ million	2024 $ million	2023 $ million	2025 $ million	2024 $ million	2023 $ million	2025 $ million	2024 $ million	2023 $ million
Current tax
Current year	157	134	192	987	983	1,056	1,144	1,117	1,248
Adjustments in respect of prior years	(22)	(7)	41	(19)	(4)	(46)	(41)	(11)	(5)
	135	127	233	968	979	1,010	1,103	1,106	1,243
Deferred tax
Origination and reversal of temporary differences	41	39	36	(164)	113	(93)	(123)	152	(57)
Changes in tax rates	—	—	—	4	(18)	13	4	(18)	13
Adjustments in respect of prior years	8	16	7	7	38	(43)	15	54	(36)
	49	55	43	(153)	133	(123)	(104)	188	(80)
Taxation on profit	184	182	276	815	1,112	887	999	1,294	1,163
(b) Exceptional tax charges/(credits)
The taxation charge includes the following exceptional items:

	2025 $ million	2024 $ million	2023 $ million
Brand, goodwill and other assets impairment(1)	(138)	63	(154)
Restructuring programme(2)	(46)	(15)	(27)
Distribution model change in France(3)	(36)	—	—
Various dispute and litigation matters(4)	(12)	(23)	—
Disposal of businesses and brands(5)	3	(1)	37
Borrowing costs capitalised(6)	15	—	—
US guarantee fee claim(7)	—	—	(68)
Distribution termination fee	—	—	(14)
	(214)	24	(226)

164	Diageo Form 20-F 2025
FINANCIAL STATEMENTS continued
(1) In the year ended 30 June 2025, impairment charges recognised within exceptional operating items resulted in exceptional tax credits of $30 million in respect of Distill Ventures, $55 million in respect of the Aviation American Gin brand and tangible fixed assets, $40 million in respect of various US brands, tangible fixed assets and inventory and $13 million in respect of the Bell’s whisky brand. In the year ended 30 June 2024, an exceptional tax charge of $95 million was recognised in relation to the reversal of the Shui Jing Fang brand impairment charge, partially offset by an exceptional tax credit of $19 million in respect of the impairment of the Chase brand and the related tangible fixed assets and an exceptional tax credit of $13 million on brand impairments in the
US ready-to-drink portfolio. In the year ended 30 June 2023, an exceptional tax credit of $154 million was recognised mainly in respect of the impairment of the McDowell's brand.
(2) In the year ended 30 June 2025, an exceptional tax credit of $46 million was recognised in respect of restructuring programmes.
(3)In the year ended 30 June 2025, an exceptional tax credit of $36 million was recognised in respect of the transformation of the distribution model in France as the company agreed with LVMH to exit from their joint operation and to terminate the existing distribution agreements for Diageo brands.
(4)In the year ended 30 June 2025, an exceptional tax credit of $12 million was recognised in respect of various dispute and litigation matters in North America and Europe, including certain costs and expenses associated therewith. In the year ended 30 June 2024, an exceptional tax credit of $23 million was recorded in relation to various dispute and litigation matters in North America, including certain costs and expenses associated therewith.
(5)In the year ended 30 June 2023, the exceptional net tax charge of $37 million mainly comprised a tax charge of $52 million in respect of the sale of Guinness Cameroun S.A., partially offset by a tax credit of $11 million in respect of the sale of certain USL businesses.
(6)In the year ended 30 June 2025, an exceptional tax charge of $15 million was recognised in relation to the capitalisation of borrowing costs on the purchase of property, plant, equipment and computer software in the prior year.
(7)In the year ended 30 June 2023, an exceptional tax credit of $68 million was recognised in respect of the deductibility of fees paid to Diageo plc for guaranteeing externally issued debt of US group entities. Following engagement with the tax authorities, guarantee fees for the periods ended 30 June 2012 to 30 June 2022 are fully deductible.
(c) Taxation rate reconciliation and factors that may affect future tax charges

	2025 $ million	2025%	2024 $ million	2024%	2023 $ million	2023%
Profit before taxation	3,537		5,460		5,642
Share of after tax results of associates and joint ventures	193		414		443
Profit before taxation excluding share of after tax results of associates and joint ventures	3,344		5,046		5,199
Notional charge at UK corporation tax rate	836	25.0	1,262	25.0	1,066	20.5
Differences in overseas tax rates	(45)	(1.3)	(86)	(1.7)	116	2.3
Non-taxable gain on disposals of businesses	(28)	(0.7)	—	—	—	—
Disposal of businesses and brands	54	1.6	17	0.3	(42)	(0.8)
Other items not chargeable	(69)	(2.1)	(72)	(1.4)	(76)	(1.5)
Impairment	105	3.1	6	0.1	(8)	(0.2)
Other items not deductible	105	3.1	70	1.4	85	1.6
Irrecoverable withholding taxes	60	1.8	55	1.1	46	0.9
Movement in provision in respect of uncertain tax positions(1)	18	0.5	6	0.1	34	0.7
Changes in tax rates	4	0.1	(18)	(0.4)	13	0.3
Adjustments in respect of prior years(2)	(41)	(1.2)	54	1.1	(71)	(1.4)
Taxation on profit / Reported tax rate(3)	999	29.9	1,294	25.6	1,163	22.4
Tax rate before exceptional items(3)	—	24.9	—	25.1	—	24.8
(1) Movement in provision in respect of uncertain tax positions includes both current and prior year uncertain tax position movements.
(2) Excludes prior year movement in provisions. Included in the year ended 30 June 2023 was an exceptional tax credit of $68 million in respect of the deductibility of fees paid to Diageo plc for guaranteeing externally issued debt of its US group entities.
(3) Definitions of reported tax rate and tax rate before exceptional items have been revised to exclude the share of after tax results of associates and joint ventures from profit before taxation, as this represents post-tax profit, hence is considered as a non-essential factor of the calculation. The presentation of the reported tax rate and the tax rate before exceptional items for the years ended 30 June 2023 and 30 June 2024 has been aligned to the new definition.
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
Significant ongoing changes in the international tax environment and an increase in global tax audit activity mean that tax uncertainties and associated risks have been gradually increasing. In the medium-term, these risks could result in an increase in tax liabilities or adjustments to the carrying value of deferred tax assets and liabilities. See note 19(f).
The group has a number of ongoing tax audits worldwide for which provisions are recognised in line with the relevant international accounting standard, taking into account best estimates and management’s judgements concerning the ultimate outcome of the tax audits. For the year ended
30 June 2025, ongoing audits that are provided for individually are not expected to result in a material tax liability. The current tax asset of $354 million (30 June 2024 – $304 million) and tax liability of $138 million (30 June 2024 – $136 million) include $217 million (30 June 2024 – $209 million)
of provisions for tax uncertainties.
The cash tax paid in the year ended 30 June 2025 amounts to $1,114 million (30 June 2024 – $1,099 million) and is $11 million higher than the current tax charge (30 June 2024 – $7 million lower). This arises as a result of timing differences between the accrual of income taxes, the movement in the provision for uncertain tax positions, the actual payment of cash and refund of the deposit payments.
In December 2021, the OECD released a framework for Pillar Two Model Rules which introduced a global minimum corporate tax rate of 15%, applicable to multinational enterprise groups with global revenue over €750 million. The legislation implementing the rules in the United Kingdom applies to Diageo from the financial year ended 30 June 2025. Diageo is continuously reviewing the amendments to the legislation and also monitoring the status of implementation of the model rules outside of the United Kingdom. Diageo has applied the temporary exception under IAS
12 in relation to the accounting for deferred taxes arising from the implementation of the Pillar Two Model Rules. A current tax expense of
$7 million as a result of the Pillar Two Model Rules has been included in the total tax charge for the year ended 30 June 2025.
(d) Deferred tax assets and liabilities
Deferred tax recognised in the consolidated balance sheet comprise the following net deferred tax (liabilities)/assets:

165	Diageo Form 20-F 2025

	Property, plant and equipment $ million	Intangible assets $ million	Post- employment plans $ million	Tax losses $ million	Other temporary differences(1) $ million	Total $ million
At 30 June 2023	(585)	(2,313)	(141)	62	404	(2,573)
Exchange differences	9	35	—	(10)	(13)	21
Recognised in income statement	(79)	(132)	(6)	28	(17)	(206)
Recognised in other comprehensive income and equity	(34)	(73)	6	—	(8)	(109)
Tax rate change – recognised in income statement	3	13	(1)	—	3	18
Tax rate change – recognised in other comprehensive income and equity	(4)	(20)	—	—	(3)	(27)
Acquisition(2)	—	53	—	—	—	53
Transfer from assets held for sale	2	4	—	(16)	(8)	(18)
Sale of businesses	—	38	—	—	(1)	37
At 30 June 2024	(688)	(2,395)	(142)	64	357	(2,804)
Exchange differences	(31)	23	(1)	3	(5)	(11)
Recognised in income statement	(92)	78	1	(10)	131	108
Recognised in other comprehensive income and equity	(20)	(67)	3	—	(38)	(122)
Tax rate change – recognised in income statement	(2)	(2)	—	—	—	(4)
Transfer to assets held for sale	40	1	(1)	—	(1)	39
At 30 June 2025	(793)	(2,362)	(140)	57	444	(2,794)
(1)Deferred tax on other temporary differences includes hyperinflation, fair value movement on cross-currency swaps, interest and finance costs, share-based payments and intra-group sales of products.
(2)In the year ended 30 June 2024 a deferred tax asset of $53 million was recognised in relation to the purchase of shares of DeLeon Holdco LLC.
After offsetting deferred tax assets and liabilities that relate to taxes levied by the same taxation authority on the same taxable fiscal unit, the net deferred tax liability comprises:

	2025 $ million	2024 $ million
Deferred tax assets	150	143
Deferred tax liabilities	(2,944)	(2,947)
	(2,794)	(2,804)
Deferred tax assets of $150 million include $76 million (2024 – $98 million) arising in jurisdictions with prior year taxable losses. The majority of the asset is in respect of Brazil, Germany and Colombia. It is considered more likely than not that there will be sufficient future taxable profits to realise these deferred tax assets, which for the most part arose on losses from a historic one-off transaction. The majority of deferred tax assets can be carried forward indefinitely. From the total recognised tax losses of $57 million, it is expected that $8 million will be utilised in the year ending 30 June 2026.
(e) Unrecognised deferred tax assets
The following table shows the tax value of tax losses which has not been recognised due to uncertainty over their utilisation in future periods. The gross value of those losses is $741 million (2024 –
$724 million).

	2025 $ million	2024 $ million
Capital losses – indefinite	125	123
Trading losses – indefinite	42	31
Trading and capital losses – expiry dates up to 2035	26	33
	193	187
Additionally, no deferred tax asset has been recognised in respect of certain temporary differences arising from brand valuations, as the group is not planning to sell those brands, thus the benefit from the temporary differences is unlikely to be realised.
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
The aggregate amount of temporary differences in respect of
investments in subsidiaries, branches, interests in associates and joint ventures for which deferred tax liabilities have not been recognised is approximately $23.6 billion (2024 – $26.3 billion).

166	Diageo Form 20-F 2025
FINANCIAL STATEMENTS continued
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
On an acquisition, fair values are attributed to the assets and liabilities acquired. This may involve material judgement to determine these values.

167	Diageo Form 20-F 2025
(a) Acquisition of businesses
Fair value of net assets acquired and cash consideration paid in respect of the acquisition of subsidiaries in the three years ended 30 June 2025 were as follows:

Net assets acquired and consideration
	2025 $ million	2024 $ million	2023 $ million
Brands and other intangibles	66	—	402
Property, plant and equipment	1	—	28
Inventories	4	—	31
Other working capital	1	—	(2)
Deferred tax	—	—	(85)
Borrowings	(3)	—	—
Cash	2	—	—
Fair value of assets and liabilities	71	—	374
Goodwill arising on acquisition	46	—	109
Step acquisitions	(54)	—	(13)
Consideration payable	63	—	470
Satisfied by:
Cash consideration paid	(29)	—	(373)
Contingent consideration payable	(12)	—	(92)
Deferred consideration payable	(22)	—	(5)
	(63)	—	(470)
Cash consideration paid in respect of the acquisition of businesses and purchase of shares of non-controlling interests in the three years ended
30 June 2025 were as follows:

	Consideration
	2025 $ million	2024 $ million	2023 $ million
Acquisitions in the year - subsidiaries
Cash consideration paid	(29)	—	(373)
Cash acquired	2	—	—
Prior year acquisitions - subsidiaries
Other consideration	(8)	(6)	(31)
Investments in associates
Cash consideration paid - increase in ownership interest	(2)	(5)	(20)
Capital injection(1)	(82)	(128)	(92)
Net cash outflow on acquisition of businesses	(119)	(139)	(516)
Purchase of shares of non-controlling interests	(9)	(223)	(178)
Total net cash outflow	(128)	(362)	(694)
(1) Additional investments in a number of Distill Ventures associates
Acquisitions in the year
On 24 September 2024, Diageo acquired the part of the entire issued share capital of Ritual Beverage Company LLC (owner of Ritual Zero
Proof non-alcoholic spirits brand), that it did not already own.
On 19 June 2025, Diageo announced that it acquired a controlling stake in Nao Spirits & Beverages Private Limited.
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
Purchase of shares of non-controlling interests
On 16 January 2024, Diageo agreed with Combs Wine and Spirits LLC to purchase the 50% of the share capital of DeLeon Holdco LLC that
Diageo did not already own for a total consideration of $223 million, including transaction costs. The transaction was completed and Diageo is now the 100% owner of the DeLeón brand.
On 24 March 2023, Diageo completed the purchase of 14.97% of the share capital of EABL for an aggregate consideration of KES 22,732 million ($173 million) in cash and transaction costs of $5 million. This took Diageo’s shareholding in EABL from 50.03% to 65%. EABL was already controlled and therefore consolidated prior to this transaction.
Transactions were recognised in retained earnings.

168	Diageo Form 20-F 2025
FINANCIAL STATEMENTS continued
(b) Sale of businesses and brands
Cash consideration received and net assets disposed of in respect of sale of businesses and brands in the three years ended 30 June 2025 were as follows:

	Guinness Nigeria PLC $ million	Other $ million	2025 $ million	2024 $ million	2023 $ million
Sale consideration
Cash received	64	121	185	116	604
Cash disposed of	—	(11)	(11)	(20)	(16)
Transaction and other directly attributable costs paid	(11)	(20)	(31)	(9)	(29)
Net cash received	53	90	143	87	559
Deferred consideration receivable	—	4	4	32	—
Investment in associates received	—	25	25	—	—
Transaction costs payable and other directly attributable items	(14)	(40)	(54)	(24)	(7)
	39	79	118	95	552
Net (assets)/liabilities disposed of
Brands	—	(83)	(83)	(167)	—
Other non-current assets	—	—	—	(3)	(132)
Assets and liabilities held for sale	20	—	20	—	(87)
Inventories	—	(13)	(13)	(11)	(35)
Other working capital	—	(1)	(1)	3	85
Other borrowings	—	—	—	—	2
Corporate tax	—	—	—	2	(4)
Deferred tax	—	—	—	37	6
Post-employment benefit liabilities	—	—	—	—	5
	20	(97)	(77)	(139)	(160)
Less non-controlling interest	(9)	—	(9)	—	—
Impairment charge recognised for prospective sale of Guinness Ghana	—	(97)	(97)	—	(3)
Exchange recycled from other comprehensive income	(175)	(4)	(179)	(26)	(15)
(Loss)/gain on disposal before taxation	(125)	(119)	(244)	(70)	374
Taxation	(1)	(2)	(3)	1	(37)
(Loss)/gain on disposal after taxation	(126)	(121)	(247)	(69)	337
On 30 September 2024, Diageo completed the sale of its shareholding in Guinness Nigeria PLC to N-Seven Nigeria Ltd., part of the Tolaram group.
The aggregate consideration for the disposal was $64 million, the disposed net liabilities of $20 million mainly included trade and other payables and property, plant and equipment. The transaction resulted in a non-operating exceptional loss before tax of $125 million, including cumulative translation losses in the amount of $175 million recycled to the income statement. The disposed Nigeria operations contributed net sales of
$65 million (2024 – $296 million; 2023 – $504 million), operating loss of $10 million (2024– $60 million; 2023– $14 million) in the year ended 30 June
2025.
On 24 June 2025, Diageo announced the sale of Diageo Operations Italy S.p.A., inclusive of the Santa Vittoria production facility, to NewPrinces
S.p.A. and a non-operating charge of $29 million attributable to the prospective sale was recognised in the year ended 30 June 2025.
On 28 January 2025, Diageo announced the agreement to sell Guinness Ghana Breweries PLC, its brewery in Ghana to the Castel Group and a non-
operating charge of $114 million attributable to the prospective sale was recognised in the year ended 30 June 2025.
On 23 January 2025, Diageo sold the Cacique brand and related inventory to Bardinet S.A., a Spanish spirits company for a consideration of
$68 million which resulted in a non-operating exceptional charge before tax of $20 million.
On 15 October 2024, Diageo sold the Pampero brand and related inventory to Gruppo Montenegro, a leading Italian company in the premium spirits and food sectors, for a consideration of $57 million which resulted in a non-operating exceptional gain before tax of $53 million.
On 19 September 2024, Diageo sold the Safari brand to Casa Redondo, a Portuguese beverage-alcohol company for a consideration of $16 million which resulted in a non-operating exceptional gain before tax of $15 million.
On 27 October 2023, Diageo completed the sale of Windsor Global Co., Ltd. to PT W Co., Ltd., a Korean company sponsored by Pine Tree
Investment & Management Co., Ltd. for a total consideration of KRW 206 billion ($152 million). The transaction resulted in a loss of $58 million in the year ended 30 June 2024, which was recognised as a non-operating item attributable to the sale, including cumulative translation losses in the amount of $26 million recycled to the income statement.

169	Diageo Form 20-F 2025
On 26 May 2023, Diageo completed the sale of Guinness Cameroun S.A., its brewery in Cameroon. The aggregate consideration for the disposal was
$475 million, the disposed net assets of $79 million mainly included property, plant and equipment and trade and other payables. The transaction resulted in a non-operating exceptional gain of $343 million. The disposed Cameroon operations contributed net sales of $128 million, and operating profit of $33 million in the year ended 30 June 2023.
On 30 September 2022, Diageo completed the sale of the Popular brands of its USL business. The aggregate consideration for the disposal was
$97 million, the disposed net assets included net working capital of $34 million and brands of $23 million, and $19 million goodwill was derecognised. The transaction resulted in a non-operating exceptional gain of $5 million. Popular brands contributed net sales of $43 million, and operating profit of $6 million in the year ended 30 June 2023.
In the year ended 30 June 2023, ZAR 74 million ($4 million) of deferred consideration was paid to Diageo in respect of the sale of United National
Breweries. The disposal was completed on 1 April 2020 for an aggregate consideration of ZAR 600 million ($34 million) from which ZAR 378 million
($22 million) was deferred.
(c) Assets and liabilities held for sale

	2025 $ million	2024 $ million
Intangible assets	1	—
Property, plant and equipment	146	52
Deferred tax assets	—	18
Inventories	50	20
Trade and other receivables	40	10
Corporate tax receivables	2	—
Cash	18	30
Assets held for sale	257	130
Trade and other payables	(137)	(44)
Corporate tax payables	—	(1)
Provisions	—	(3)
Deferred tax liabilities	(40)	—
Bank overdrafts	(4)	—
Loans and leases	(5)	—
Post-employment benefit liabilities	(7)	—
Liabilities held for sale	(193)	(48)
Total	64	82
On 24 June 2025, Diageo announced the sale of Diageo Operations Italy S.p.A., inclusive of the Santa Vittoria production facility, to NewPrinces
S.p.A., a leading Italian company in the food and drink industry. The sale was considered to be highly probable on 30 June 2025 and it is expected to be completed in the six months ending 31 December 2025. The impacted assets and liabilities were classified as held for sale on 30 June 2025.
On 1 July 2025, Diageo completed the sale of its shareholding in Seychelles Breweries Limited, its brewery in Seychelles to Phoenix Beverages for approximately $80 million. The sale was considered to be highly probable on 30 June 2025 and accordingly the impacted assets and liabilities were classified as held for sale.
On 3 July 2025, Diageo completed the sale of its shareholding in Guinness Ghana Breweries PLC, its brewery in Ghana to Castel Group for approximately $81 million. The impacted assets and liabilities were classified as held for sale on 30 June 2025, measured at fair value less cost of disposal as the lower of cost and fair value less cost of disposal, resulting in an impairment charge of $97 million. On 30 June 2025, cumulative translation losses and hyperinflationary adjustments recognised in reserves were a loss of $70 million, which will be recycled to the income statement at the completion of the transaction.
Assets and liabilities held for sale at 30 June 2024 included Guinness Nigeria PLC. On 11 June 2024, Diageo announced the agreement to sell its
58.02% shareholding in Guinness Nigeria PLC to N-Seven Nigeria Ltd., part of the Tolaram group. On 30 September 2024, Diageo completed the sale.
Accordingly, the assets and liabilities attributable to the business were derecognised from held for sale.

170	Diageo Form 20-F 2025
FINANCIAL STATEMENTS continued
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
A cash-generating unit (CGU) is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. That is the base of the impairment review.
Amortisation and impairment of intangible assets is based on their useful economic lives and they are amortised on a straight-line basis and reviewed for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable. Goodwill and intangible assets that are regarded as having indefinite useful economic lives are not amortised and are reviewed for impairment at least annually or when there is an indication that the assets may be impaired. Impairment reviews compare the net carrying value with the recoverable amount (where recoverable amount is the higher of fair value less costs of disposal and value in use) and in case the net carrying value exceeds the recoverable amount, an impairment charge is recognised. Amortisation and any impairment write downs are charged to other operating expenses in the income statement. It is reviewed at each reporting date whether there is any indication that an impairment loss recognised in prior periods for an asset other than goodwill either no longer exists or has decreased. Reversal of impairment loss is considered if the recoverable amount of the assets is constantly and significantly above the carrying value over an extended period. The increased carrying amount of an asset other than goodwill attributable to a reversal of an impairment loss shall not exceed the carrying amount that would have been determined (net of amortisation) had no impairment loss been recognised for the asset in prior years. Any reversal of impairment loss is charged against the same income statement line on which the initial impairment was recorded.
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

Consideration of climate risk impact

The impact of climate risk on the future cash flows has also been considered for scenarios analysed in line with the climate change risk assessment. The climate change scenario analyses performed in 2025 – conducted in line with TCFD recommendations (‘Transition
Scenario’ (RCP 2.6), a ‘Moderate Warming’ Scenario (RCP 4.5) and a ‘Severe Warming Scenario (RCP 8.5)) – identified no material financial impact to the current year impairment assessments.

171	Diageo Form 20-F 2025

	Brands $ million	Goodwill $ million	Other intangibles $ million	Computer software $ million	Total $ million
Cost
At 30 June 2023	11,692	3,621	2,040	1,072	18,425
Hyperinflation adjustment	207	157	—	1	365
Exchange differences	(146)	(96)	(30)	22	(250)
Additions	—	—	17	150	167
Disposals	(647)	—	(16)	(20)	(683)
At 30 June 2024	11,106	3,682	2,011	1,225	18,024
Hyperinflation adjustment	144	107	—	—	251
Exchange differences	33	(73)	8	75	43
Additions	66	46	—	191	303
Disposals	(220)	—	(33)	(350)	(603)
Reclassification to assets held for sale	—	(5)	—	(1)	(6)
At 30 June 2025	11,129	3,757	1,986	1,140	18,012
Amortisation and impairment
At 30 June 2023	2,217	814	128	760	3,919
Exchange differences	(22)	(13)	(29)	24	(40)
Amortisation for the year	—	—	19	58	77
Impairment	128	21	—	—	149
Reversal of impairment	(379)	—	—	—	(379)
Disposals	(480)	—	(16)	(20)	(516)
At 30 June 2024	1,464	822	102	822	3,210
Exchange differences	5	(14)	6	38	35
Amortisation for the year	—	—	20	74	94
Impairment	416	—	—	—	416
Disposals	(137)	—	(33)	(349)	(519)
At 30 June 2025	1,748	808	95	585	3,236
Carrying amount
At 30 June 2025	9,381	2,949	1,891	555	14,776
At 30 June 2024	9,642	2,860	1,909	403	14,814
At 30 June 2023	9,475	2,807	1,912	312	14,506

172	Diageo Form 20-F 2025
FINANCIAL STATEMENTS continued
(a) Brands
The principal acquired brands, all of which are regarded as having indefinite useful economic lives, are as follows:

	Principal markets	2025 $ million	2024 $ million
Crown Royal whisky	United States	1,464	1,464
Captain Morgan rum	Global	1,201	1,201
Johnnie Walker whisky	Global	856	790
Smirnoff vodka	Global	824	824
Shui Jing Fang Chinese white spirit	Greater China	698	689
Casamigos tequila	United States	604	604
Yenì raki	Türkiye	477	426
Don Papa rum	Europe	388	353
McDowell's No.1 whisky, rum and brandy	India	371	382
Don Julio tequila	United States	270	277
Seagram's 7 Crown whiskey	United States	223	223
Signature whisky	India	213	219
Zacapa rum	Global	191	191
Black Dog whisky	India	180	186
Antiquity whisky	India	176	182
Gordon's gin	Europe	163	150
Other brands		1,082	1,481
		9,381	9,642
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
(b) Goodwill
For the purposes of impairment testing, goodwill has been attributed to the following cash-generating units:

	2025 $ million	2024 $ million
North America	1,002	968
Europe
Türkiye	414	370
Asia Pacific
Greater China	160	158
India	827	838
Latin America and Caribbean
Mexico	185	189
Other cash-generating units	361	337
	2,949	2,860
Goodwill has arisen on the acquisition of businesses and includes synergies arising from cost savings, the opportunity to utilise Diageo’s distribution network to leverage marketing of the acquired products and the extension of the group’s portfolio of brands in new markets around the world.
(c) Other intangibles
Other intangibles principally comprise distribution rights. Diageo owns the global distribution rights for Ketel One vodka products in perpetuity, and the Directors believe that it is appropriate to treat these rights as having an indefinite life for accounting purposes. The net book value at 30 June 2025 was $1,800 million (2024 – $1,800 million).
(d) Impairment testing
Impairment tests are performed annually, or more frequently if events or circumstances indicate that the carrying amount may not be recoverable. Recoverable amounts are calculated based on the value in use approach, also considering fair value less costs of disposal. The value in use calculations are based on discounted forecast cash flows using the assumption that cash flows continue in perpetuity at the terminal growth rate of each country or region. The individual brands, other intangibles with indefinite useful lives and the associated property, plant and equipment are aggregated as separate cash-
generating units. Separate tests are carried out for each cash-
generating unit and for each of the markets. Goodwill is attributed to each of the markets.
The key assumptions used for the value in use calculations are as follows:
Cash flows
Cash flows are forecasted for each cash-generating unit for the financial years based on management's approved plans and reflect the following assumptions:
Cash flows are projected based on the actual operating results and a three years strategic plan approved by management. Cash flows are extrapolated up to five years using expected growth rates in line with management’s best estimates. Growth rates reflect expectations of sales growth, operating costs and margin, based on past experience and external sources of information;
The five years forecast period is extended by up to an additional ten years at acquisition date for some intangible assets and goodwill when management believes that this period is justified by the maturity of the market and expects to achieve growth in excess of the terminal growth rate driven by Diageo’s sales, marketing and distribution expertise. These cash flows beyond the five years period are projected using steady or progressively declining growth rates;
Cash flows for the subsequent years after the forecast period are extrapolated based on a terminal growth rate which does not exceed the long-term annual inflation rate of the country or region.

173	Diageo Form 20-F 2025
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
countries where sales are made.
The pre-tax discount rates and terminal growth rates used for impairment testing are as follows:

	2025		2024
	Pre-tax discount rate %	Terminal growth rate %	Pre-tax discount rate %	Terminal growth rate %
North America
United States	10	2	9	2
Europe
United Kingdom	11	3	9	2
Türkiye	27	14	27	14
Asia Pacific
India	13	4	12	3
Greater China	9	2	10	2
Latin America and Caribbean
Mexico	13	3	13	3
In the year ended 30 June 2025, an impairment charge of $231 million in respect of the Aviation American Gin brand and tangible fixed assets was recognised in exceptional operating items. The charge is mainly driven by the moderation in forecasted cash flow assumptions due to softening category outlook and challenging macroeconomic
environment. Value in use and fair value less costs of disposal methodologies were both considered to assess the recoverable amount.
The value in use that was calculated exceeded the fair value less costs of disposal. The impairment reduced the deferred tax liability by
$55 million. The recoverable amount is $51 million.
In the year ended 30 June 2025, an impairment charge of $170 million in respect of various US brands, tangible fixed assets and inventory was recognised in exceptional operating items. The charge is mainly driven by the reduction in forecasted cash flow assumptions due to softening category outlook and challenging macroeconomic environment. Value in use and fair value less costs of disposal methodologies were both considered to assess the recoverable amount. The value in use that was calculated exceeded the fair value less costs of disposal. The impairment reduced the deferred tax liability by $40 million. The recoverable amount is $47 million.
In the year ended 30 June 2025, an impairment charge of $51 million in respect of the Bell’s whisky brand was recognised in exceptional operating items. The charge is mainly driven by changes in portfolio prioritisation across Bell’s key markets. Value in use and fair value less costs of disposal methodologies were both considered to assess the recoverable amount. The value in use that was calculated exceeded the fair value less costs of disposal. The brand impairment reduced the deferred tax liability by $13 million. The recoverable amount is
$141 million.
In the year ended 30 June 2024, a reversal of an impairment charge of
$379 million was recognised in exceptional operating items in respect of the Shui Jing Fang brand. The reversal increased the deferred tax liability by $95 million resulting in a net exceptional gain of
$284 million of which $104 million was attributable to the non-
controlling interest.
In the year ended 30 June 2024, an impairment charge of $101 million in respect of the Chase brand, the related goodwill and tangible fixed assets was charged to operating exceptional items based on their value in use. The impairment reduced the tax liability by $19 million resulting in a net exceptional loss of $82 million.
In the year ended 30 June 2024, an impairment charge of $54 million in respect of certain brands in the US ready to drink portfolio was recognised in exceptional operating items, based on their value in use.
The brand impairment reduced the deferred tax liability by
$13 million.
(e) Sensitivity to change in key assumptions
Impairment testing for the year ended 30 June 2025 has identified the following cash-generating units as being sensitive to reasonably possible changes in assumptions.
The table below shows the headroom at 30 June 2025 and the impairment charge that would be required if the assumptions in the calculation of their value in use were changed:

			Increase in discount rate		Decrease in terminal growth rate		Decrease in cash flows
	Carrying value of CGU $ million	Headroom $ million	Reasonably possible change	Potential impairment charge $ million	Reasonably possible change	Potential impairment charge $ million	Reasonably possible change	Potential impairment charge $ million
Aviation American Gin	51	—	1ppt	(37)	1ppt	(36)	10%	(41)
In the year ended 30 June 2024, Aviation American Gin was disclosed as sensitive to a reasonably possible change of 8ppt decrease in annual growth rate in the five years forecast period of 2025-2030.

174	Diageo Form 20-F 2025
FINANCIAL STATEMENTS continued
10. Property, plant and equipment

Accounting policies

Land and buildings are stated at cost less accumulated depreciation. Freehold land is not depreciated. Leaseholds are generally depreciated over the unexpired period of the lease. Other property, plant and equipment are depreciated on a straight-line basis to estimated residual values over their expected useful lives, and these values and lives are reviewed each year. Subject to these reviews, the estimated useful lives fall within the following ranges: buildings – 10 to 50 years; casks and containers within plant and equipment – 15 to 50 years; other plant and equipment – 5 to 40 years; fixtures and fittings – 5 to 10 years; and returnable bottles, kegs and crates – 5 to 30 years.
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

	Land and buildings $ million	Plant and equipment $ million	Fixtures and fittings $ million	Returnable bottles, kegs and crates $ million	Under construction $ million	Total $ million
Cost
At 30 June 2023	3,350	6,449	164	521	1,571	12,055
Hyperinflation adjustment	48	70	2	12	16	148
Exchange differences	(74)	(123)	(3)	(24)	(50)	(274)
Sale of businesses	(1)	(14)	(3)	—	—	(18)
Additions	207	383	15	30	911	1,546
Disposals	(57)	(189)	(9)	(19)	(9)	(283)
Transfers	169	679	11	13	(872)	—
Reclassification to assets held for sale	(25)	(97)	—	(19)	(4)	(145)
At 30 June 2024	3,617	7,158	177	514	1,563	13,029
Hyperinflation adjustment	33	38	1	6	4	82
Exchange differences	162	354	30	42	40	628
Acquisitions	—	—	—	—	1	1
Additions	160	388	19	38	977	1,582
Borrowing costs capitalised	16	22	—	—	56	94
Disposals	(93)	(222)	(16)	(43)	(36)	(410)
Transfers	367	415	11	(7)	(786)	—
Reclassification to assets held for sale	(40)	(211)	(1)	(76)	(8)	(336)
At 30 June 2025	4,222	7,942	221	474	1,811	14,670
Accumulated depreciation
At 30 June 2023	986	2,946	96	289	—	4,317
Exchange differences	(20)	(69)	(3)	(15)	—	(107)
Depreciation charge for the year	175	365	23	37	—	600
Exceptional accelerated depreciation and impairment	9	36	1	—	—	46
Sale of businesses	(1)	(13)	(3)	—	—	(17)
Disposals	(43)	(156)	(9)	(20)	—	(228)
Reclassification to assets held for sale	(8)	(72)	—	(11)	—	(91)
At 30 June 2024	1,098	3,037	105	280	—	4,520
Exchange differences	90	119	19	23	—	251
Depreciation charge for the year	180	408	24	42	—	654
Exceptional accelerated depreciation and impairment	34	115	3	—	—	152
Disposals	(73)	(212)	(15)	(40)	—	(340)
Reclassification to assets held for sale	(8)	(59)	(1)	(27)	—	(95)
At 30 June 2025	1,321	3,408	135	278	—	5,142
Carrying amount
At 30 June 2025	2,901	4,534	86	196	1,811	9,528
At 30 June 2024	2,519	4,121	72	234	1,563	8,509
At 30 June 2023	2,364	3,503	68	232	1,571	7,738
The net book value of land and buildings comprises freeholds of $2,340 million (2024 – $1,970 million), long leaseholds of $2 million (2024 –
$3 million) and short leaseholds of $559 million (2024 – $546 million). Depreciation was not charged on $216 million (2024 – $182 million) of land.
Property, plant and equipment is net of a government grant of $185 million (2024 – $185 million) received in prior years in respect of the construction of a rum distillery in the US Virgin Islands.

175	Diageo Form 20-F 2025
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

Changes in biological assets were as follows:

Biological assets $ million
Fair value
At 30 June 2023	197
Exchange differences	(13)
Transferred to inventories	(23)
Fair value change	(17)
Farming cost capitalised	55
At 30 June 2024	199
Exchange differences	(7)
Transferred to inventories	(69)
Fair value change	11
Farming cost capitalised	42
At 30 June 2025	176
At 30 June 2025, the number of agave plants was approximately
25 million (2024 – 32 million), ranging from new plantations up to eight-year-old plants.
12. Leases

Accounting policies

Where the group is the lessee, all leases are recognised on the balance sheet as right-of-use assets as part of property, plant and equipment, and depreciated on a straight-line basis with the charge recognised in cost of sales or in other operating items depending on the nature of the costs. The liability, recognised as part of net borrowings, is measured at a discounted value and any interest is charged to finance charges.
The group recognises services associated with a lease as other operating expenses. Payments associated with leases where the value of the asset when it is new is lower than $5,000 (leases of low value assets) and leases with a lease term of 12 months or less (short-term leases) are recognised as other operating
expenses. A judgement in calculating the lease liability at initial recognition includes determining the lease term where extension or termination options exist. In such instances, any economic incentive to retain or end a lease are considered and extension periods are only included when it is considered reasonably
certain that an option to extend a lease will be exercised.

(a) Movement in right-of-use assets
The company principally leases warehouses, office buildings, plant and machinery, cars and distribution vehicles in the ordinary course of business.

	Land and buildings $ million	Plant and equipment $ million	Total $ million
At 30 June 2023	426	237	663
Exchange differences	(6)	(3)	(9)
Additions	106	60	166
Disposals	(11)	(2)	(13)
Depreciation	(71)	(50)	(121)
At 30 June 2024	444	242	686
Exchange differences	12	11	23
Additions	73	83	156
Reclassification within property, plant and equipment	—	(79)	(79)
Reclassification to assets held for sale	(1)	(4)	(5)
Depreciation	(74)	(52)	(126)
At 30 June 2025	454	201	655
(b) Lease liabilities

	2025 $ million	2024 $ million
Current lease liabilities	(112)	(95)
Non-current lease liabilities	(541)	(509)
	(653)	(604)
The future cash outflows, which are not included in lease liabilities on the balance sheet, in respect of extension and termination options which are not reasonably expected to be exercised are estimated at
$211 million (2024 – $262 million).

176	Diageo Form 20-F 2025
FINANCIAL STATEMENTS continued
(c) Amounts recognised in the consolidated income
statement
In the year ended 30 June 2025, other external charges (within other operating items) included $43 million (2024 – $70 million) in respect of leases of low value assets and short-term leases and $23 million
(2024 – $8 million) in respect of variable lease payments. See note 5 for further information relating to the interest expense on lease liabilities.
The total cash outflow for leases in the year ended 30 June 2025 was
$212 million (2024 – $209 million).
13. Other investments

Accounting policies

Other investments are equity investments that are not
classified as investments in associates or joint arrangements nor investments in subsidiaries. They are included in non-current assets. Subsequent to initial measurement, other investments are stated at fair value. Gains and losses arising from the
changes in fair value are recognised in the income statement or in other comprehensive income. Accumulated gains and losses
included in other comprehensive income are not recycled to the income statement. Dividends from other investments are
recognised in the consolidated income statement.
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

	Loans $ million	Other investment s $ million	Total $ million
Cost less allowances or fair value
At 30 June 2023	43	28	71
Additions	18	9	27
Repayments and disposals	(17)	—	(17)
Fair value adjustment	—	(3)	(3)
Capitalised interest	5	—	5
Impairment reversed/(charged) during the year	14	(3)	11
At 30 June 2024	63	31	94
Exchange differences	1	2	3
Additions	11	6	17
Repayments and disposals	(6)	—	(6)
Capitalised interest	5	—	5
Impairment charged during the year	(63)	(9)	(72)
Provision movement	1	—	1
Transfer to associates/fair value adjustment	(1)	(2)	(3)
At 30 June 2025	11	28	39
Following a strategic review in March 2025, Diageo decided it would no longer be bringing any new brands into the Distill Ventures programme and exit several businesses, resulting in an impairment charge of
$72 million in exceptional operating expenses for the year ended
30 June 2025. At 30 June 2025, loans comprise $11 million (2024 – $6 million; 2023 – $7 million) of loans to customers and other third parties, after allowances of $137 million (2024 – $138 million; 2023 – $152 million), and $nil (2024 – $57 million; 2023 – $36 million) of loans to associates.
14. Post-employment benefits

Accounting policies

The group’s principal post-employment funds are defined
benefit plans. In addition, the group has defined contribution plans, unfunded post-employment medical benefit liabilities and other unfunded defined benefit post-employment liabilities. For post-employment plans other than defined contribution plans, the amount charged to operating profit is the cost of accruing pension benefits promised to employees over the year, plus any changes arising on benefits granted to members by the group
during the year. Net finance charges comprise the net deficit/
surplus on the plans at the beginning of the year, adjusted for cash flows in the year, multiplied by the discount rate for plan liabilities. The differences between the fair value of the plans’
assets and the present value of the plans’ liabilities are
disclosed as an asset or liability on the consolidated balance sheet. Any differences due to changes in assumptions or
experience are recognised in other comprehensive income. The amount of any pension fund asset recognised on the balance
sheet is limited to any future refunds from the plan or the
present value of reductions in future contributions to the plan.
Contributions payable by the group in respect of defined
contribution plans are charged to operating profit as incurred.

Critical accounting estimates and judgements

Application of IAS 19 requires the exercise of estimates and judgement in relation to various assumptions.
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

177	Diageo Form 20-F 2025
The most recent funding valuations of the significant defined benefit plans were carried out as follows:

Principal plans	Date of valuation
United Kingdom(1)	1 April 2024
Ireland(2)	31 December 2021
United States	1 January 2024
(1)The Diageo Pension Scheme (DPS, the UK Scheme) closed to new members in November
2005. Employees who joined Diageo in the United Kingdom between November 2005 and
January 2018, were eligible to become members of the Diageo Lifestyle Plan (a cash balance defined benefit plan) which was merged into the DPS in July 2023. Since January
2018, new employees have been eligible to become members of a master trust defined contribution plan.
(2)The Guinness Ireland Group Pension Scheme (GIGPS, the Irish Scheme) closed to new members in May 2013. Employees who have joined Diageo in Ireland since the defined benefit scheme closed have been eligible to become members of a master trust defined contribution plan. The latest valuation as at 31 December 2024 is currently underway and will be finalised during the course of the next financial year.
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
The amounts charged to the consolidated income statement and statement of comprehensive income for the group’s defined benefit plans for the three years ended 30 June 2025 are as follows:

	2025 $ million	2024 $ million	2023 $ million
Current service cost and administrative expenses	(88)	(82)	(91)
Past service gains/(losses) – ordinary activities	2	3	(1)
Gains on curtailments and settlements	—	—	2
Charge to operating profit	(86)	(79)	(90)
Net finance income in respect of post- employment plans	35	37	53
Charge before taxation(1)	(51)	(42)	(37)
Actual returns less amounts included in finance income	(460)	(168)	(1,722)
Experience (losses)/gains	(139)	24	(273)
Changes in financial assumptions	495	20	1,150
Changes in demographic assumptions	92	43	65
Other comprehensive loss	(12)	(81)	(780)
Changes in the surplus restriction	(1)	5	9
Total other comprehensive loss	(13)	(76)	(771)
(1)The income/(charge) before taxation is in respect of the following countries:

	2025 $ million	2024 $ million	2023 $ million
United Kingdom	2	5	19
Ireland	1	3	1
United States	(41)	(35)	(38)
Other	(13)	(15)	(19)
	(51)	(42)	(37)
In addition to the charge in respect of defined benefit post-
employment plans, contributions to the group’s defined contribution plans were $70 million (2024 – $62 million; 2023 – $53 million).
The movements in the plan assets and liabilities for the two years ended 30 June 2025 are set out below:

	Plan assets $ million	Plan liabilities $ million	Net surplus $ million
At 30 June 2023	8,624	(7,876)	748
Exchange differences	(5)	4	(1)
Income/(charge) before taxation	383	(425)	(42)
Other comprehensive (loss)/income(1)	(168)	87	(81)
Contributions by the group	97	—	97
Settlements	(43)	43	—
Employee contributions	2	(2)	—
Benefits paid	(473)	473	—
At 30 June 2024	8,417	(7,696)	721
Exchange differences	633	(608)	25
Disposal of businesses	—	3	3
Reclassification to liabilities held for sale	—	7	7
Income/(charge) before taxation	381	(432)	(51)
Other comprehensive loss(1)	(460)	448	(12)
Contributions by the group	64	—	64
Employee contributions	2	(2)	—
Benefits paid	(504)	504	—
At 30 June 2025	8,533	(7,776)	757
(1)Excludes surplus restriction.
The plan assets and liabilities by type of post-employment benefit and country are as follows:

	2025		2024
	Plan assets $ million	Plan liabilities $ million	Plan assets $ million	Plan liabilities $ million
Pensions
United Kingdom	5,640	(5,083)	5,654	(5,028)
Ireland	2,057	(1,599)	1,954	(1,595)
United States	595	(562)	569	(534)
Other	215	(230)	216	(241)
Post-employment medical	3	(266)	3	(266)
Other post-employment	23	(36)	21	(32)
	8,533	(7,776)	8,417	(7,696)
The balance sheet analysis of the post-employment plans is as follows:

	2025		2024
	Non- current assets(1) $ million	Non- current liabilities $ million	Non- current assets(1) $ million	Non- current liabilities $ million
Funded plans	1,161	(146)	1,146	(152)
Unfunded plans	—	(263)	—	(277)
	1,161	(409)	1,146	(429)
(1)Includes surplus restriction of $5 million (2024 – $4 million).

178	Diageo Form 20-F 2025
FINANCIAL STATEMENTS continued
The disclosures have been prepared in accordance with IFRIC 14 IAS 19.
In particular, where the calculation for a plan results in a surplus, the recognised asset is limited to the present value of any available future refunds from the plan or reductions in future contributions to the plan, and any additional liabilities are recognised as required. At 30 June
2025, the DPS had a net surplus of $608 million (2024 – $689 million;
2023 – $742 million) and the GIGPS had a net surplus of $417 million
(2024 – $332 million; 2023 – $328 million) and other schemes in a surplus totalled $136 million (2024 – $125 million; 2023 – $140 million).
The DPS and GIGPS surpluses have been recognised with no provision made against them as they are expected to be recoverable through a combination of a reduction in future cash contributions or ultimately via a cash refund when the last member’s obligations have been met.
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
Volatility in asset values will lead to movements in the net deficit/
surplus reported in the consolidated balance sheet for post-
employment plans which in addition will also impact the post-
employment expense in the consolidated income statement.
The following weighted average assumptions were used to determine the group’s deficit/surplus in the main post-employment plans at
30 June in the relevant year. The assumptions used to calculate the charge/credit in the consolidated income statement for the year ending 30 June are based on the assumptions disclosed as at the previous 30 June.

	United Kingdom			Ireland			United States(1)
	2025%	2024%	2023%	2025%	2024%	2023%	2025%	2024%	2023%
Rate of general increase in salaries(2)	3.3	3.6	3.7	3.4	3.7	3.9	—	—	—
Rate of increase to pensions in payment	2.5	2.8	2.9	2.0	2.2	2.3	—	—	—
Rate of increase to deferred pensions	2.3	2.6	2.7	2.0	2.2	2.4	—	—	—
Discount rate for plan liabilities	5.6	5.1	5.2	3.8	3.6	3.6	5.2	5.3	4.9
Inflation – CPI	2.3	2.6	2.7	2.0	2.3	2.5	2.3	2.3	2.2
Inflation – RPI	2.8	3.1	3.2	—	—	—	—	—	—
(1)The salary increase assumption in the United States is not a significant assumption as only a minimal amount of members’ pension entitlement is dependent on the member’s projected final salary.
(2)The salary increase assumptions include an allowance for age-related promotional salary increases.
For the principal UK and Irish pension funds, the table below illustrates the expected age at death of an average worker who retires currently at the age of 65, and one who is currently aged 45 and subsequently retires at the age of 65:

	United Kingdom(1)			Ireland(2)			United States
	2025 Age	2024 Age	2023 Age	2025 Age	2024 Age	2023 Age	2025 Age	2024 Age	2023 Age
Retiring currently at age 65
Male	86.7	86.8	86.8	86.9	87.2	87.2	85.8	85.7	85.6
Female	88.3	88.4	88.4	89.6	89.7	89.6	87.5	87.4	87.2
Currently aged 45, retiring at age 65
Male	87.5	88.1	88.1	88.2	88.8	88.8	87.3	87.2	87.1
Female	90.0	90.5	90.4	91.0	91.4	91.3	88.9	88.9	88.7
(1)Based on the CMI’s S4 mortality tables with scaling factors based on the experience of the plan and where people live, with suitable future improvements.
(2)Based on the CMI's S4 mortality tables with scaling factors based on the experience of the plan, with suitable future improvements.
For the significant assumptions, the following sensitivity analysis estimates the potential impacts on the consolidated income statement for the year ending 30 June 2026 and on the plan liabilities at 30 June 2025:

	United Kingdom			Ireland			United States
Benefit/(cost)	Operating profit $ million	Profit after taxation $ million	Plan liabilities(1) $ million	Operating profit $ million	Profit after taxation $ million	Plan liabilities(1) $ million	Operating profit $ million	Profit after taxation $ million	Plan liabilities(1) $ million
Effect of 0.5% increase in discount rate	2	15	256	—	6	95	2	2	28
Effect of 0.5% decrease in discount rate	(2)	(13)	(282)	(1)	(5)	(105)	(2)	(2)	(31)
Effect of 0.5% increase in inflation	(2)	(7)	(154)	—	(2)	(61)	(1)	(1)	(10)
Effect of 0.5% decrease in inflation	2	9	181	—	3	66	1	1	9
Effect of one year increase in life expectancy	—	(7)	(186)	—	(2)	(66)	—	(1)	(17)
(1)The estimated effect on the liabilities excludes the impact of any interest rate and inflation swaps held by the pension plans.
(i) The sensitivity analyses above have been determined based on reasonably possible changes of the respective assumptions and may not be representative of the actual change. Each sensitivity is calculated on a change in the key assumption while holding all other assumptions constant. The sensitivity to inflation includes the impact on all inflation-linked assumptions (e.g. pension increases and salary increases where appropriate).

179	Diageo Form 20-F 2025
(c) Investment and hedging strategy
The investment strategy for the group’s funded post-employment plans is determined locally by the trustees of the plan and/or Diageo, as appropriate, and it takes account of the relevant statutory requirements. The objective of the investment strategy is to achieve a target rate of return in excess of the movement on the liabilities, whilst taking an acceptable level of investment risk relative to the liabilities. This objective is implemented by using the funds of the plans to invest in a variety of asset classes that are expected over the long-term to deliver a target rate of return. The majority of the investment strategies have significant amounts allocated to bonds in order to provide protection against adverse movements in the liabilities of the plans. This includes corporate bonds and bonds held under sale and repurchase agreements (repos) whereby the bond is provided as security for bank funding to enable the acquisition of additional bonds to increase the level of protection provided. Repos are fully collateralised short-term agreements (typically up to 12 months in duration) and are a well-recognised investment practice as part of a risk management programme against interest rate or inflation risks. Under the UK Scheme, a significant amount of the repos are less than three months in duration. At 30 June 2025, approximately 96% and 100% (2024 – 95% and 100%) of the UK Scheme’s liabilities measured on the Trustee's funding basis (gilts+50bp) were protected against future adverse movements in interest rates and inflation respectively through the combined effect of bonds and swaps. At 30 June 2025, approximately 93% and 109% (2024 – 90% and 112%) of the Irish plans’ liabilities measured on the Trustee's funding basis (euro-swaps+50bp) were protected against future adverse movements in interest rates and inflation respectively through the combined effect of bonds and swaps.
The discount rates used are based on the yields of high-quality fixed income investments. For the UK plans, which represent approximately 65% of total plan liabilities, the discount rate is determined by reference to the yield curves of AA-rated corporate bonds for which the timing and amount of cash outflows are similar to those of the plans. A similar process is used to determine the discount rates used for the non-UK plans.
An analysis of the fair value of the plan assets is as follows:

	2025
	United Kingdom $ million		Ireland $ million		United States and other $ million		Total $ million
	Quoted	Unquoted	Quoted	Unquoted	Quoted	Unquoted	Quoted	Unquoted	Total
Equities(1)	—	961	—	366	89	137	89	1,464	1,553
Bonds
Fixed-interest government	224	22	—	80	56	8	280	110	390
Inflation-linked government	1,447	618	—	117	—	1	1,447	736	2,183
Investment grade corporate	—	846	—	667	19	427	19	1,940	1,959
Non-investment grade	5	640	2	375	—	49	7	1,064	1,071
Loan securities	18	315	—	116	—	—	18	431	449
Liability Driven Investment (LDI)	—	—	—	130	—	—	—	130	130
Property - unquoted	—	595	—	58	—	—	—	653	653
Hedge funds	—	—	—	—	—	10	—	10	10
Interest rate and inflation swaps	1	(264)	11	20	—	—	12	(244)	(232)
Cash and other	49	163	18	97	—	40	67	300	367
Total bid value of assets	1,744	3,896	31	2,026	164	672	1,939	6,594	8,533

	2024
	United Kingdom $ million		Ireland $ million		United States and other $ million		Total $ million
	Quoted	Unquoted	Quoted	Unquoted	Quoted	Unquoted	Quoted	Unquoted	Total
Equities(1)	1	1,121	—	330	80	129	81	1,580	1,661
Bonds
Fixed-interest government	943	25	—	60	62	10	1,005	95	1,100
Inflation-linked government	2,112	495	—	111	—	2	2,112	608	2,720
Investment grade corporate	—	503	—	623	21	311	21	1,437	1,458
Non-investment grade	4	448	5	346	—	146	9	940	949
Loan securities	—	421	—	107	—	—	—	528	528
Liability Driven Investment (LDI)	—	—	—	124	—	—	—	124	124
Property - unquoted	—	551	—	54	—	1	—	606	606
Hedge funds	—	—	—	—	—	6	—	6	6
Interest rate and inflation swaps	—	(1,126)	36	65	—	—	36	(1,061)	(1,025)
Cash and other	20	136	28	65	—	41	48	242	290
Total bid value of assets	3,080	2,574	69	1,885	163	646	3,312	5,105	8,417
(1) In Equities limited partnerships are included which invest primarily in loan securities.
(i) The asset classes include some cash holdings that are temporary. This cash is likely to be invested imminently and so has been included in the asset class where it is anticipated to be invested in the long-term.
(ii) For the year ended 30 June 2025 the analyses of asset categories above includes $1,431 million (2024 - $1,626 million) in the United Kingdom, $1,147 million (2024 - $1,060 million) in Ireland and
$598 million (2024 - $572 million) in the United States held in unquoted pooled investment vehicles.
Total cash contributions by the group to all post-employment plans in the year ending 30 June 2026 are estimated to be approximately
$45 million.

180	Diageo Form 20-F 2025
FINANCIAL STATEMENTS continued
(d) Deficit funding arrangements
UK plans
In the year ended 30 June 2011, the group established a Pension Funding Partnership (PFP) in respect of the UK Scheme. Whisky inventory was transferred into the partnership but the group retains control over the partnership which at 30 June 2025 held inventory with a book value of $926 million (2024 – $819 million). The partnership is fully consolidated in the group financial statements. The UK Scheme has a limited interest in the partnership and, as a partner, is entitled to a distribution from the profits of the partnership. The arrangement is expected to cease in 2030, and contributions to the UK scheme in any year will be dependent on the funding position of the UK scheme at the previous 31 March. Given the surplus funding position in the DPS, there were no contributions to the DPS in the years ended 30 June 2025 and 30 June 2024.
In 2030, the group will be required, dependent upon the funding position of the UK Scheme at that time, to pay an amount not greater than the actuarial deficit at that time, up to a maximum of £430 million ($589 million) in cash, to purchase the UK Scheme’s interest in the partnership. If the UK Scheme is in surplus at an actuarial triennial valuation excluding the value of the PFP, then the group can exit the PFP with the agreement of the trustees.
Irish plans
The triennial actuarial valuation as at 31 December 2024 is currently underway and will be finalised during the year ending 30 June 2026. The last valuation of the Guinness Ireland Group Pension Scheme at 31 December 2021 showed that the Scheme is fully funded on the Trustee’s ongoing funding basis and the statutory minimum funding standard basis. Given the fully funded position, no deficit contributions were payable in the years ended 30 June 2025 and 30 June 2024. The company has agreed with the Trustee on conditional contributions if there is a deficit in the Scheme on any of the next three valuation dates. These conditional contributions shall be payable over the three years following the valuation and the aggregate payment will be equal to the ongoing deficit disclosed, subject to the caps set out below:

	Valuation date
	31 December 2024		31 December 2027		31 December 2030
	€ million	$ million	€ million	$ million	€ million	$ million
Maximum conditional contribution	35	41	39	46	39	46
(e) Timing of benefit payments
The following table provides information on the timing of the benefit payments and the average duration of the defined benefit obligations and the distribution of the timing of benefit payments:

	United Kingdom		Ireland		United States
	2025 $ million	2024 $ million	2025 $ million	2024 $ million	2025 $ million	2024 $ million
Maturity analysis of benefits expected to be paid
Within one year	375	311	100	88	68	64
Between 1 to 5 years	1,430	1,225	478	441	215	216
Between 6 to 15 years	3,472	3,123	912	870	476	456
Between 16 to 25 years	2,986	2,948	745	748	315	297
Beyond 25 years	2,694	3,378	743	816	245	230
Total	10,957	10,985	2,978	2,963	1,319	1,263
	years	years	years	years	years	years
Average duration of the defined benefit obligation	12	14	13	14	9	9
The projected benefit payments are based on the assumptions underlying the assessment of the obligations, including inflation. They are disclosed undiscounted and therefore appear large relative to the discounted value of the plan liabilities recognised on the consolidated balance sheet.
They are in respect of benefits that have accrued at the balance sheet date and make no allowance for any benefits to be accrued subsequently.
(f) Related party disclosures
Information on transactions between the group and its pension plans is given in note 21.

181	Diageo Form 20-F 2025
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

(a) Inventories

	2025 $ million	2024 $ million
Raw materials and consumables	604	639
Work in progress	131	118
Maturing inventories	8,677	7,832
Finished goods and goods for resale	1,246	1,131
	10,658	9,720
Maturing inventories include whisk(e)y, rum, tequila and Chinese white spirits. The following amounts of inventories can be utilised only after more than one year:

	2025 $ million	2024 $ million
Raw materials and consumables	50	19
Maturing inventories	6,942	5,885
	6,992	5,904
Inventories are disclosed net of provisions for obsolescence, an analysis of which is as follows:

	2025 $ million	2024 $ million	2023 $ million
Balance at beginning of the year	124	128	113
Exchange differences	(6)	(3)	(27)
Income statement charge	89	51	66
Utilised	(27)	(47)	(23)
Sale of businesses	—	(5)	(1)
Balance at the end of the year	180	124	128
(b) Trade and other receivables

	2025		2024
	Current assets $ million	Non- current assets $ million	Current assets $ million	Non-current assets $ million
Trade receivables	2,789	—	2,674	—
Interest receivable	19	—	31	—
VAT recoverable and other prepaid taxes	242	17	227	17
Other receivables	283	18	240	14
Prepayments	133	3	274	7
Accrued income	38	—	41	—
	3,504	38	3,487	38
At 30 June 2025, approximately 19%, 14% and 16% of the group’s trade receivables of $2,789 million are due from counterparties based in the
United States, India and United Kingdom, respectively. Accrued income primarily represents amounts receivable from customers in respect of performance obligations satisfied but not yet invoiced.
The aged analysis of trade receivables, net of expected credit loss allowance, is as follows:

	2025 $ million	2024 $ million
Not overdue	2,633	2,490
Overdue 1 – 30 days	41	43
Overdue 31 – 60 days	10	31
Overdue 61 – 90 days	10	27
Overdue 91 – 180 days	7	71
Overdue more than 180 days	88	12
	2,789	2,674
Balances overdue more than 180 days on 30 June 2025 are primarily due from institutional customers in certain countries with low credit risk.
Trade and other receivables are disclosed net of expected credit loss allowance for doubtful debts, an analysis of which is as follows:

	2025 $ million	2024 $ million	2023 $ million
Balance at beginning of the year	95	112	143
Exchange differences	1	(3)	(10)
Income statement charge/(release)	27	8	(4)
Utilised	(24)	(22)	(17)
Balance at the end of the year	99	95	112

182	Diageo Form 20-F 2025
FINANCIAL STATEMENTS continued
(c) Trade and other payables

	2025		2024
	Current liabilities $ million	Non-current liabilities $ million	Current liabilities $ million	Non-current liabilities $ million
Trade payables	3,123	—	3,071	—
Interest payable	415	—	358	—
Tax and social security excluding income tax	690	—	724	—
Other payables	705	192	499	304
Accruals	1,852	—	1,564	—
Deferred income	82	—	84	—
Dividend payable	61	—	31	—
Dividend payable to non-controlling interests	24	—	23	—
	6,952	192	6,354	304
Interest payable at 30 June 2025 includes interest on non-derivative financial instruments of $352 million (2024 – $291 million). Accruals at 30 June
2025 include $839 million (2024 – $764 million) accrued discounts attributed to sales recognised. Deferred income represents amounts paid by customers in respect of performance obligations not yet satisfied. The amount of contract liabilities recognised as revenue in the current year is
$84 million (2024 – $92 million). Non-current liabilities include the net present value of contingent consideration in respect of prior acquisitions of
$107 million (2024 – $231 million). For further information on contingent consideration, see note 16(g).
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
determined that it is appropriate to present amounts outstanding subject to SCF arrangements as trade payables. Consistent with this classification, cash flows are presented either as operating cash flows or cash flows from investing activities, when related to the acquisition of non-current assets.

	2025	2024
	Current liabilities $ million	Current liabilities $ million
Carrying amount that has been subject to SCF and presented in trade and other payables	1,006	894
— of which suppliers have received payment from finance provider(1)	644	—
(1)The group applied transitional relief available under Supplier Finance Arrangements – Amendments to IAS 7 and IFRS 7 and has not provided comparative information in the first year of adoption.
Range of payment due dates were as follows:

	2025
	Minimum Days after invoice date(1)	Maximum Days after invoice date(1)
Trade and other payables subject to SCF arrangements	0	150
Comparable trade and other payables that are not part of the arrangements(2)	0	150
(1)Suppliers are subject to various payment due dates depending on the jurisdiction and standard practices. The group's payment terms commence from the invoice date. However, for certain categories of external suppliers and in alignment with industry standards, payment terms begin from the date a valid invoice is received. In Greater China, the range of payment due dates are between 0-240 days, which is in line with local market practice.
(2)Comparable trade payables are payables outside of SCFs that fall within the same jurisdiction or business line as payables that form part of SCFs.

183	Diageo Form 20-F 2025
(d) Provisions

	Thalidomide $ million	Other $ million	Total $ million
At 30 June 2023	212	244	456
Exchange differences	—	(3)	(3)
Income statement charge	—	61	61
Utilised	(17)	(103)	(120)
Transfers from other payables	—	(5)	(5)
Unwinding of discounts	6	2	8
At 30 June 2024	201	196	397
Exchange differences	2	(1)	1
Income statement charge	15	169	184
Utilised	(19)	(36)	(55)
Transfers from other payables	—	1	1
Unwinding of discounts	6	5	11
At 30 June 2025	205	334	539
Current liabilities	19	204	223
Non-current liabilities	186	130	316
	205	334	539
Provisions have been established in respect of the discounted value of the group’s commitment to the UK and Australian Thalidomide Trusts. These
provisions will be utilised over the period of the commitments up to 2037.
The largest items in other provisions at 30 June 2025 is $53 million (2024 – $54 million) in respect of deferred employee compensation plans which will be utilised when employees leave the group and $55 million (2024 – $nil ) in respect of the Accelerate programme.

184	Diageo Form 20-F 2025
FINANCIAL STATEMENTS continued
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
Other financial liabilities are carried at amortised cost unless they are part of a fair value hedge relationship when the amortised cost of the financial liabilities is adjusted with the fair value change attributable to the risk being hedged from the inception of the hedge relationship.
The difference between the initial carrying amount of the financial liabilities and their redemption value is recognised in the income statement over the contractual terms using the effective interest rate method. Financial liabilities in respect of the Zacapa acquisition are recognised at fair value.

Hedge accounting

The group designates and documents certain derivatives as hedging instruments against changes in fair value of recognised assets and liabilities (fair value hedges), commodity price risk of highly probable forecast transactions, as well as the cash flow risk from changes in exchange or interest rates (cash flow hedges) and hedges of net investments in foreign operations (net investment hedges). Derivative instruments designated in hedge relationship are included in other financial assets and liabilities on the consolidated balance sheet. The effectiveness of such hedges is assessed at inception and at least on a quarterly basis, using prospective testing. Methods used for testing effectiveness include critical terms, regression analysis and hypothetical derivative models.
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
Net investment hedges utilise either foreign currency borrowings or derivatives as hedging instruments. Foreign exchange differences arising on translation of net investments are recorded in other comprehensive income and included in the exchange reserve. Liabilities used as hedging instruments are revalued at closing exchange rates and the resulting gains or losses are also recognised in other comprehensive income to the extent that they are effective, with any ineffectiveness taken to the income statement. Foreign currency derivative contracts hedging net investments are carried at fair value. Effective fair value movements are recognised in other comprehensive income, with any ineffectiveness taken to the income statement. Cost of hedging model is applied in case of cross-currency interest rate swaps in net investment hedges. The fair value changes attributable to the spot component of the hedging instruments are designated to offset foreign exchange differences of net investments and therefore taken to net investment hedge reserve. The fair value changes attributable to the forward component of the hedging instruments (including currency basis) are taken to the cost of hedging reserve and amortised to the consolidated income statement.

185	Diageo Form 20-F 2025
The group’s funding, liquidity and exposure to foreign currency, interest rate and commodity price risk are managed by the group’s treasury department. The treasury department uses a range of financial instruments to manage these underlying risks.
Treasury operations are conducted within a framework of Board-
approved policies and guidelines, which are recommended and
reviewed by the Finance Committee, chaired by the Chief Financial
Officer. The policies and guidelines include benchmark exposure and/or hedge cover levels for key areas of treasury risk which are periodically reviewed by the Board following, for example, significant business, strategic or accounting changes. The framework provides for limited defined levels of flexibility in execution to allow for the optimal application of the Board-approved strategies. Transactions arising from the application of this flexibility are carried at fair value, gains or losses are taken to the income statement as they arise and are separately monitored on a daily basis using Value at Risk analysis. In the years ended 30 June 2025 and 30 June 2024, gains and losses on these transactions were not material. The group does not use derivatives for speculative purposes. All transactions in derivative financial instruments are initially undertaken to manage the risks arising from underlying business activities.
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
Hedge of net investment in foreign operations
The group hedges a certain portion of its exposure to fluctuations in the
US dollar value of its foreign operations by designating borrowings held in foreign currencies and using foreign currency spots, forwards, swaps and other financial derivatives. For the year ended 30 June 2025, the group maintained the total net investment Value at Risk to total net asset value below 20%, where Value at Risk is defined as the maximum amount of loss over a one-year period with a 95% probability confidence level.
At 30 June 2025, foreign currency borrowings (euro, sterling) and financial derivatives (Chinese yuan, euro, Canadian Dollar) designated in net investment hedge relationships amounted to $9,561 million bonds and $2,255 million derivatives (2024 – $8,109 million bonds and $3,198 million derivatives).
Hedge of foreign currency debt
The group uses cross currency interest rate swaps to hedge the foreign currency risk associated with certain foreign currency denominated borrowings.
Transaction exposure hedging
The group’s policy is to hedge forecast transactional net of translational foreign currency risk on major currency pair exposures up to 36 months, targeting 75% operating profit level net exposure coverage for the current financial year, and on other currency exposures up to 18 months. The group’s exposure to foreign currency risk arising principally on forecasted sales transactions is managed using forward agreements and options.
(b) Interest rate risk
The group has an exposure to interest rate risk, arising principally on changes in US dollar, euro and sterling interest rates. To manage interest rate risk, the group manages its proportion of fixed to floating rate borrowings within limits approved by the Board, primarily through issuing fixed and floating rate borrowings, and by utilising interest rate swaps. These practices aim to minimise the group’s net finance charges with acceptable year-on-year volatility. To facilitate operational efficiency and effective hedge accounting, the current group’s policy is to maintain fixed rate borrowings within a band of 70% to 90% of forecast net borrowings. For these calculations, net borrowings exclude interest rate related fair value adjustments. The majority of the group’s existing interest rate derivatives are designated as hedges and are expected to be effective. Fair value of these derivatives is recognised in the income statement, along with any changes in the relevant fair value of the underlying hedged asset or liability.
The interest rate profile of the group's net borrowings is as follows:

	2025		2024
	$ million	%	$ million	%
Fixed rate	19,051	87	16,174	77
Floating rate(1)	2,289	11	4,384	21
Impact of financial derivatives and fair value adjustments	(139)	(1)	(145)	(1)
Lease liabilities	653	3	604	3
Net borrowings	21,854	100	21,017	100
(1)The floating rate portion of net borrowings includes cash and cash equivalents, collaterals, floating rate loans and bonds, and bank overdrafts.
The table below sets out the average monthly net borrowings and effective interest rate:

Average monthly net borrowings			Effective interest rate
2025 $ million	2024 $ million	2023 $ million	2025%	2024%	2023%
21,540	21,034	18,362	4.1	4.3	3.9
(i)For this calculation, net interest charge includes interest capitalised and excludes fair value adjustments to derivative financial instruments and average monthly net borrowings include the impact of interest rate swaps that are no longer in a hedge relationship but exclude the market value adjustment for cross currency interest rate swaps.
(c) Commodity price risk
Commodity price risk is managed in line with the principles approved by the Board either through long-term purchase contracts with suppliers or, where appropriate, derivative contracts. The group policy is to maintain the Value at Risk of commodity price risk arising from commodity exposures below 75 bps of forecast gross profit in any given financial year. Where derivative contracts are used, the commodity price risk exposure is hedged up to 36 months of forecast volume through exchange-traded and over-the-counter contracts (futures, forwards and swaps) and cash flow hedge accounting is applied.
(d) Market risk sensitivity analysis
The group uses a sensitivity analysis that estimates the impacts on the consolidated income statement and other comprehensive income of either an instantaneous increase or decrease of 0.5% in market interest rates or a 10% strengthening or weakening in US dollar against all other currencies, from the rates applicable for each class of financial instruments on the consolidated balance sheet at these dates with all other variables remaining constant. The sensitivity analysis excludes the impact of market risk on the net post-employment benefit liabilities and assets, and corporate tax payable. This analysis is for illustrative purposes only, as in practice interest and foreign exchange rates rarely change in isolation.
The sensitivity analysis estimates the impact of changes in interest and foreign exchange rates. All hedges are expected to be highly effective for this analysis and it considers the impact of all financial instruments including financial derivatives, cash and cash equivalents, borrowings and other financial assets and liabilities. The results of the sensitivity analysis should not be considered as projections of likely future events as actual gains or losses in the future may differ materially due to developments in the global financial markets which may cause fluctuations in interest and exchange rates to vary from the hypothetical amounts disclosed in the table below.

186	Diageo Form 20-F 2025
FINANCIAL STATEMENTS continued

	Impact on income statement gain/(loss)		Impact on consolidated comprehensive income gain/(loss)(1) (2)
	2025 $ million	2024 $ million	2025 $ million	2024 $ million
0.5% decrease in interest rates	30	22	38	43
0.5% increase in interest rates	(29)	(22)	(37)	(42)
10% weakening of US dollar	(46)	(39)	(1,049)	(974)
10% strengthening of US dollar	37	33	867	813
(1)The impact on foreign currency borrowings and derivatives in net investment hedges is largely offset by the foreign exchange difference arising on the translation of net investments.
(2)The impact on the consolidated statement of comprehensive income includes the impact on the income statement.
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
The carrying amount of financial assets of $6,543 million (2024 – $5,221 million) represents the group’s exposure to credit risk at the balance sheet date as disclosed in section (i), excluding the impact of any collateral held or other credit enhancements. A financial asset is in default when the counterparty fails to pay its contractual obligations.
Financial assets are written off when there is no reasonable expectation of recovery.
Credit risk is managed separately for financial and business related credit exposures.
According to the enforceable master netting agreements with
counterparties, in the event of default, derivative financial instruments with the same counterparty can be settled net. The table below shows the group’s financial assets and liabilities that could be subject to offset in the balance sheet and the impact of a trigger for the enforcement of the master netting agreement after applying any existing collaterals.

	Gross amount $ million	Right of asset offset $ million	Right of liability offset $ million	Net amount $ million
2025
Derivative financial assets	733	(147)	(72)	514
Derivative financial liabilities	(275)	147	72	(56)
2024
Derivative financial assets	483	(184)	(139)	160
Derivative financial liabilities	(486)	184	139	(163)
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
When derivative transactions are undertaken with bank counterparties, the group may, where appropriate, enter into certain agreements with such bank counterparties whereby the parties agree to post cash collateral for the benefit of the other if the net valuations of the derivatives are above a predetermined threshold. At 30 June 2025, the collateral held under these agreements amounted to $nil (2024 – $14 million liability).
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
and liabilities are presented gross in the consolidated balance sheet although, in practice, the group uses netting arrangements to reduce its liquidity requirements on these instruments.

187	Diageo Form 20-F 2025
Contractual cash flows

	Due within 1 year $ million	Due between 1 and 3 years $ million	Due between 3 and 5 years $ million	Due after 5 years $ million	Total $ million	Carrying amount at balance sheet date $ million
2025
Borrowings(1)	(2,938)	(4,709)	(4,331)	(12,078)	(24,056)	(23,748)
Interest on borrowings(1)(2)	(935)	(1,261)	(1,061)	(2,320)	(5,577)	(352)
Lease capital repayments	(112)	(163)	(112)	(266)	(653)	(653)
Lease future interest payments	(25)	(35)	(24)	(40)	(124)	—
Trade and other financial liabilities(3)	(5,912)	(165)	(16)	(23)	(6,116)	(6,039)
Non-derivative financial liabilities	(9,922)	(6,333)	(5,544)	(14,727)	(36,526)	(30,792)
Cross currency swaps (gross)
Receivable	171	909	1,097	4,960	7,137
Payable	(164)	(918)	(1,063)	(4,446)	(6,591)
FX forwards (gross)
Receivable	7,537	763	—	—	8,300
Payable	(7,441)	(693)	—	—	(8,134)
Other derivative instruments (net)	(90)	(84)	(65)	(11)	(250)
Derivative instruments(2)	13	(23)	(31)	503	462	438
2024
Borrowings(1)	(2,902)	(4,991)	(4,259)	(9,812)	(21,964)	(21,501)
Interest on borrowings(1)(2)	(791)	(1,043)	(789)	(1,866)	(4,489)	(291)
Lease capital repayments	(95)	(148)	(95)	(266)	(604)	(604)
Lease future interest payments	(19)	(30)	(22)	(44)	(115)	—
Trade and other financial liabilities(3)	(5,316)	(280)	(217)	(5)	(5,818)	(5,619)
Non-derivative financial liabilities	(9,123)	(6,492)	(5,382)	(11,993)	(32,990)	(28,015)
Cross currency swaps (gross)
Receivable	128	549	1,249	3,666	5,592
Payable	(126)	(549)	(1,303)	(3,341)	(5,319)
FX forwards (gross)
Receivable	7,164	1,141	—	—	8,305
Payable	(7,042)	(1,135)	—	—	(8,177)
Other derivative instruments (net)	(161)	(145)	(76)	(33)	(415)
Derivative instruments(2)	(37)	(139)	(130)	292	(14)	(23)
(1)For the purposes of these tables, borrowings are defined as gross borrowings excluding lease liabilities and fair value of derivative instruments as disclosed in note 17.
(2)Carrying amount of interest on borrowings, interest on derivatives and interest on other payables is included within interest payable in note 15.
(3)Primarily consists of trade and other payables that meet the definition of financial liabilities under IAS 32.
The group had available undrawn committed bank facilities as follows:

	2025 $ million	2024 $ million
Expiring within one year	1,040	625
Expiring between one and two years	—	1,040
Expiring after two years	2,460	1,585
	3,500	3,250
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
facilities. Diageo was in full compliance with its financial, pari passu ranking and negative pledge covenants in respect of its material short-
and long-term borrowings throughout the years presented.

188	Diageo Form 20-F 2025
FINANCIAL STATEMENTS continued
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
Other financial liabilities include a put option, which does not have an expiry date, held by Industrias Licoreras de Guatemala (ILG) to sell the remaining 50% equity stake in Rum Creation & Products Inc., the owner of the Zacapa rum brand, to Diageo. The liability is fair valued using the discounted cash flow method and as at 30 June 2025, an amount of
$101 million (30 June 2024 – $198 million) is recognised as a liability with changes in the fair value of the put option included in retained earnings. As the valuation of this option uses assumptions not observable in the market, it is categorised as level 3 in the hierarchy.
As at 30 June 2025, because it is unknown when or if ILG will exercise the option, the liability is measured as if the exercise date is the last day of the next financial year considering forecast future performance.
The put option is not sensitive to reasonably possible changes in assumptions. If the option was to be exercised as at 30 June 2027, the fair value of the liability would increase by approximately $5 million.
Included in other financial liabilities, contingent considerations on acquisition of businesses represent the present value of payments up to
$137 million (2024 – $273 million) which are expected to be paid over the next three years.
Contingent considerations linked to certain volume targets at 30 June
2025 were $35 million (2024 – $153 million), mainly in respect of the
Ritual Zero Proof and Meczal Unión acquisitions. Contingent
considerations linked to certain financial performance targets at 30
June 2025 were $90 million (2024 – $92 million), mainly in respect of the acquisition of Don Papa Rum. Contingent considerations are fair valued based on a discounted cash flow method using assumptions not observable in the market. Contingent considerations are sensitive to possible changes in assumptions; a 10% increase or decrease in cash flows would increase or decrease the fair value of contingent considerations linked to certain financial performance targets by approximately $30 million.
There were no significant changes in the measurement and valuation techniques, or significant transfers between the levels of the financial assets and liabilities in the year ended 30 June 2025.
The group’s financial assets and liabilities measured at fair value are categorised as follows:

	2025 $ million	2024 $ million
Derivative assets	733	497
Derivative liabilities	(275)	(486)
Valuation techniques based on observable market input (Level 2)	458	11
Financial assets - other	75	333
Financial liabilities - other	(226)	(443)
Valuation techniques based on unobservable market input (Level 3)	(151)	(110)
In the year ended 30 June 2025, the decrease in financial assets - other of $258 million is mainly attributable to the impairment of investments.
The balance of financial assets - other is primarily made up of individually immaterial convertible loans and share options in associates.
The movements in level 3 liability instruments, measured on a recurring basis, are as follows:

	Zacapa financial liability	Contingent consideration recognised on acquisition of businesses	Zacapa financial liability	Contingent consideration recognised on acquisition of businesses
	2025 $ million	2025 $ million	2024 $ million	2024 $ million
At the beginning of the year	(198)	(245)	(274)	(391)
Net gains included in the income statement	7	133	—	145
Net losses included in exchange in other comprehensive income	—	(8)	—	—
Net gains included in retained earnings	89	—	73	—
Acquisitions	—	(12)	—	—
Settlement of liabilities	1	7	3	1
At the end of the year	(101)	(125)	(198)	(245)

189	Diageo Form 20-F 2025
(h) Results of hedge relationships
The group targets a one-to-one hedge ratio. The strength of the economic relationship between the hedged items and the hedging instruments is analysed on an ongoing basis. Ineffectiveness can arise from changes in hedged balance sheet positions, group net investment positions, or subsequent changes in the forecast transactions as a result of differences in timing, cash flows or values except when the critical terms of the hedging instrument and hedged item are closely aligned. Where applicable, the change in the credit risk of the hedging instruments or the hedged items is not expected to be the primary factor in the economic relationship.
Further to the foreign currency borrowings in net investment hedge relationships disclosed in note 16(a), the notional amounts, contractual maturities and rates of the hedging instruments designated in hedging relationships by the main risk categories are as follows:

	Notional amounts $ million	Maturity	Range of hedged rates
2025
Net investment hedges
Derivatives in net investment hedges of foreign operations	2,255	August 2025 - October 2027	euro 0.84 - 0.85 Canadian dollar 1.29 - 1.48 Chinese yuan 6.93 - 7.29
Foreign currency borrowings in net investment hedges	9,561	May 2026 - August 2044	sterling 0.75 - 0.82 euro 0.86 - 0.94
Cash flow hedges
Derivatives in cash flow hedge (foreign currency debt)	2,873	September 2028 - June 2034	euro 0.89 - 0.90
Derivatives in cash flow hedge (foreign currency risk)(1)	1,586	September 2025 - January 2028	sterling 0.74 - 0.81 Mexican peso 17.73 - 23.69
Derivatives in cash flow hedge (commodity price risk)(1)	275	July 2025 - June 2027	Aluminium: 2,426.00 - 2,693.50 USD/ Mt Natural Gas: 0.74 - 1.38 GBP/therm
Fair value hedges
Derivatives in fair value hedge (interest rate risk)(2)	4,229	September 2025 - April 2035	EURIBOR 1.93 - 1.94% SOFR 0.27 - 1.61%
2024
Net investment hedges
Derivatives in net investment hedges of foreign operations	3,198	September 2024 - April 2043	sterling 0.53 - 0.78 euro 0.91 - 0.93 Chinese yuan 6.93 - 7.29
Foreign currency borrowings in net investment hedges	8,109	September 2024 - June 2038	sterling 0.76 - 0.82 euro 0.89 - 0.94
Cash flow hedges
Derivatives in cash flow hedge (foreign currency debt)	2,747	September 2028 - June 2034	euro 0.89 - 0.90
Derivatives in cash flow hedge (foreign currency risk)(1)	1,855	September 2024 - December 2025	sterling 0.78 - 0.94 euro 0.87 - 0.93 Mexican peso 17.73 - 20.57
Derivatives in cash flow hedge (commodity price risk)(1)	207	July 2024 - September 2025	Feed Wheat: 177.50 - 206.00 USD/Bu Natural Gas: 0.86 - 1.40 USD/therm
Fair value hedges
Derivatives in fair value hedge (interest rate risk)(2)	4,044	April 2025 - April 2030	EURIBOR 1.93 - 1.94% SOFR 0.27 - 1.61%
(1) In case of derivatives in cash flow hedges (commodity price risk and foreign currency risk), the range of the most significant contract’s hedged rates are presented.
(2) In case of derivatives in fair value hedges, the range of the floating interest rates of the derivatives are presented.
For cross currency swaps used in cash flow hedges to manage currency risk, the retranslation of the related bond principal to closing exchange rates and recognition of interest on the related bonds will affect the income statement in each year until the related bonds mature in 2028, 2032 and
2034. Exchange retranslation and the interest on the hedged bonds are expected to offset those on the cross currency swaps in the income statement in each of the years.
In respect of cash flow hedging instruments, a gain of $298 million (2024 – $13 million gain; 2023 – $297 million gain) was recognised in other comprehensive income due to changes in fair value. A gain of $68 million was transferred out of other comprehensive income to other operating expenses and a gain of $230 million to other finance charges, respectively, (2024 – a gain of $266 million and a loss of $152 million; 2023 – a gain of
$16 million and a loss of $65 million) to offset the foreign exchange impact on the underlying transactions. A loss of $19 million (2024 – $9 million loss, 2023 – $39 million gain) was transferred out of other comprehensive income to operating profit in relation to commodity hedges. For cash flow hedges in respect of foreign currency debt, the notional amount of hedged items recognised in the consolidated balance sheet equals the notional value of the hedging instruments at 30 June 2025 and are included within borrowings. The notional amount for cash flow hedges of foreign currency debt at 30 June 2025 was $2,873 million (2024 – $2,747 million).

190	Diageo Form 20-F 2025
FINANCIAL STATEMENTS continued
In respect of derivatives in net investment hedges, a loss of $77 million was recognised in other comprehensive income due to changes in fair value.
The total cost of hedging during the year ended 30 June 2025 was $101 million, a gain of $26 million was transferred out of other comprehensive income to other finance charges.
For cash flow hedges of forecast transactions at 30 June 2025, based on year end interest and exchange rates, a gain to the income statement of
$67 million in the year ending 30 June 2026 and a gain of $29 million in the year ending 30 June 2027 is expected to be recognised.
The amount relating to the hedges of foreign currency borrowings that are no longer applicable at 30 June 2025 is $114 million (2024 – $24 million).
The amortisation of fair value of financial derivatives at 30 June 2025 was $5 million gain (2024 – $3 million) in the income statement. There was no significant ineffectiveness on net investment and cash flow hedges during the years ended 30 June 2025 and 2024.
From the total exchange reserve of $3,333 million (2024 – $2,488 million), $2,665 million (2024 – $2,470 million) is attributable to net investment hedges for which hedge accounting no longer applies.
The $4,229 million (2024 – $4,044 million) notional value of hedged items in fair value hedges equals to the notional value of hedging instruments designated in these relationships at 30 June 2025 and the carrying amount of hedged items is included within borrowings in the consolidated balance sheet.
The following table sets out information regarding the effectiveness of hedging relationships designated by the group, as well as the impacts on the income statement and other comprehensive income:

	At the beginning of the year $ million	Consolidated income statement $ million	Consolidated statement of comprehensive income $ million	Other(2) $ million	At the end of the year $ million
2025
Net investment hedges(1)
Derivatives in net investment hedges of foreign operations	367	44	(2)	(426)	(17)
Foreign currency borrowings in net investment hedges	(8,109)	—	(768)	(684)	(9,561)
Cash flow hedges(1)
Derivatives in cash flow hedge (foreign currency debt)	(32)	230	(69)	56	185
Derivatives in cash flow hedge (foreign currency risk)	27	54	76	(54)	103
Derivatives in cash flow hedge (commodity price risk)	(9)	(19)	(1)	21	(8)
Fair value hedges(1)
Derivatives in fair value hedge (interest rate risk)	(376)	166	—	—	(210)
Fair value hedge hedged item	368	(163)	—	—	205
Instruments in fair value hedge relationship	(8)	3	—	—	(5)
2024
Net investment hedges(1)
Derivatives in net investment hedges of foreign operations	—	22	(66)	411	367
Foreign currency borrowings in net investment hedges	(12,584)	—	(82)	4,557	(8,109)
Cash flow hedges(1)
Derivatives in cash flow hedge (foreign currency debt)	438	(152)	94	(412)	(32)
Derivatives in cash flow hedge (foreign currency risk)	232	203	(205)	(203)	27
Derivatives in cash flow hedge (commodity price risk)	(32)	(9)	22	10	(9)
Fair value hedges(1)
Derivatives in fair value hedge (interest rate risk)	(476)	100	—	—	(376)
Fair value hedge hedged item	469	(101)	—	—	368
Instruments in fair value hedge relationship	(7)	(1)	—	—	(8)
(1)There was no significant ineffectiveness on net investment, cash flow and fair value hedges during the years ended 30 June 2025 and 2024, accordingly the fair value movement of the hedged items was materially similar and offsetting the movement of the hedges.
(2)Other movements include cash flows on result of matured derivatives, notional of bonds designated in or de-designated from net investment hedges and reclassification of hedging instruments between hedge portfolios and de-designation of hedging instruments.

191	Diageo Form 20-F 2025
(i) Reconciliation of financial instruments
The table below sets out the group’s accounting classification of each class of financial assets and liabilities:

	Fair value through income statement $ million	Assets and liabilities at amortised cost $ million	Not categorised as a financial instrument $ million	Total $ million	Current $ million	Non-current $ million
2025
Other investments and loans(1)	75	1	—	76	—	76
Trade and other receivables	—	3,120	422	3,542	3,504	38
Cash and cash equivalents	—	2,200	—	2,200	2,200	—
Derivatives in cash flow hedge (foreign currency debt)	185	—	—	185	—	185
Derivatives in cash flow hedge (foreign currency risk)	110	—	—	110	71	39
Derivatives in cash flow hedge (commodity price risk)	3	—	—	3	1	2
Derivatives in net investment hedge	5	—	—	5	5	—
Trading derivatives (cross currency swaps)	388	—	—	388	—	388
Other instruments	455	—	—	455	447	8
Leases	—	1	—	1	—	1
Total other financial assets	1,146	1	—	1,147	524	623
Total financial assets	1,221	5,322	422	6,965	6,228	737
Borrowings(2)	—	(23,748)	—	(23,748)	(2,928)	(20,820)
Trade and other payables	(125)	(5,979)	(1,040)	(7,144)	(6,952)	(192)
Derivatives in fair value hedge (interest rate risk)	(210)	—	—	(210)	(8)	(202)
Derivatives in cash flow hedge (foreign currency risk)	(7)	—	—	(7)	(7)	—
Derivatives in cash flow hedge (commodity price risk)	(11)	—	—	(11)	(11)	—
Derivatives in net investment hedge	(22)	—	—	(22)	(14)	(8)
Other instruments	(126)	—	—	(126)	(126)	—
Leases	—	(653)	—	(653)	(112)	(541)
Total other financial liabilities	(376)	(653)	—	(1,029)	(278)	(751)
Total financial liabilities	(501)	(30,380)	(1,040)	(31,921)	(10,158)	(21,763)
Total net financial assets/(liabilities)	720	(25,058)	(618)	(24,956)	(3,930)	(21,026)
2024
Other investments and loans(1)	333	59	—	392	—	392
Trade and other receivables	—	2,971	554	3,525	3,487	38
Cash and cash equivalents	—	1,130	—	1,130	1,130	—
Derivatives in cash flow hedge (foreign currency risk)	62	—	—	62	58	4
Derivatives in cash flow hedge (commodity price risk)	5	—	—	5	5	—
Derivatives in net investment hedge	386	—	—	386	17	369
Other instruments	275	—	—	275	275	—
Total other financial assets	728	—	—	728	355	373
Total financial assets	1,061	4,160	554	5,775	4,972	803
Borrowings(2)	—	(21,501)	—	(21,501)	(2,885)	(18,616)
Trade and other payables	(245)	(5,373)	(1,040)	(6,658)	(6,354)	(304)
Derivatives in fair value hedge (interest rate risk)	(376)	—	—	(376)	(16)	(360)
Derivatives in cash flow hedge (foreign currency debt)	(32)	—	—	(32)	—	(32)
Derivatives in cash flow hedge (foreign currency risk)	(35)	—	—	(35)	(14)	(21)
Derivatives in cash flow hedge (commodity price risk)	(14)	—	—	(14)	(14)	—
Derivatives in net investment hedge	(19)	—	—	(19)	(1)	(18)
Other instruments	(208)	—	—	(208)	(208)	—
Leases	—	(604)	—	(604)	(95)	(509)
Total other financial liabilities	(684)	(604)	—	(1,288)	(348)	(940)
Total financial liabilities	(929)	(27,478)	(1,040)	(29,447)	(9,587)	(19,860)
Total net financial assets/(liabilities)	132	(23,318)	(486)	(23,672)	(4,615)	(19,057)
(1)Other investments and loans include those in respect of associates.
(2)Borrowings are defined as gross borrowings excluding lease liabilities and the fair value of derivative instruments.
At 30 June 2025 and 30 June 2024, the carrying values of cash and cash equivalents, other financial assets and liabilities approximate fair values. At
30 June 2025, the fair value of borrowings, based on unadjusted quoted market data, was $23,197 million (2024 – $20,663 million).

192	Diageo Form 20-F 2025
FINANCIAL STATEMENTS continued
(j) Capital management
The group’s management is committed to enhancing shareholder value in the long-term, both by investing in the business and brands so as to deliver continued improvement in the return from those investments and by managing the capital structure. Diageo manages its capital structure to achieve capital efficiency, provide flexibility to invest through the economic cycle and give efficient access to debt markets at attractive cost levels. This is achieved by targeting an adjusted net borrowings (net borrowings aggregated with post-employment benefit liabilities) to adjusted EBITDA leverage of 2.5–3.0 times, this range for
Diageo being currently broadly consistent with an A-band credit rating.
Diageo would consider operating outside of this range in order to effect strategic initiatives within its stated goals, which could have an impact on its rating. If Diageo’s leverage was to be negatively impacted by the financing of an acquisition, it would seek over time to return to the range of 2.5–3.0 times. The group regularly assesses its debt and equity capital levels against its stated policy for capital structure. As at 30
June 2025, the adjusted net borrowings of $22,263 million (2024 –
$21,446 million) to adjusted EBITDA ratio was 3.4 (2024 – 3.0) times.
For this calculation, net borrowings are adjusted by post-employment benefit liabilities before tax of $409 million (2024 – $429 million) whilst adjusted EBITDA of $6,645 million (2024 – $7,037 million) comprises operating profit excluding exceptional operating items and
depreciation, amortisation and impairment and includes share of after tax results of associates and joint ventures.
The group aims to maximise its return of capital to shareholders each year. The decision in respect of the dividend is made with reference to the dividend policy for the respective period that includes current performance trends, including sales, profit after tax and cash generation. Diageo aims for dividend cover (the ratio of basic earnings per share before exceptional items to dividend per share) within the range of 1.8-2.2 times. For the year ended 30 June 2025, dividend cover was 1.6 times (2024 - 1.7 times). The group will keep future returns of capital, including dividends, under review to ensure Diageo’s capital is allocated in the best way to maximise value for the business and its stakeholders.
Subject to approval by shareholders, the final dividend of 62.98 cents per share (2024 – 62.98 cents per share) will be paid to holders of ordinary shares and US ADRs on register as of 17 October 2025. The ex-
dividend date is 16 October 2025 for holders of ordinary shares and
17 October 2025 for holders of US ADRs. Holders of ordinary shares will receive their dividends in sterling unless they elect to receive their dividends in US dollars by 7 November 2025. The dividend per share in pence to be paid to ordinary shareholders will be announced on
20 November 2025 and will be determined by the actual foreign exchange rates achieved by Diageo buying forward contracts for sterling currency, entered into during the three trading days preceding the sterling equivalent announcement of the final dividend. The final dividend, once approved by shareholders, will be paid to both holders of ordinary shares and US ADRs on 4 December 2025. A dividend reinvestment plan is available to holders of ordinary shares in respect of the final dividend and the plan notice date is 7 November 2025.
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

	2025 $ million	2024 $ million
Bank overdrafts	22	21
Commercial paper	—	479
Bank and other loans	83	76
Credit support obligations	—	14
$600 million 2.125% bonds due 2024(2)	—	600
€500 million 1.750% bonds due 2024	—	535
€600 million 1.000% bonds due 2025	—	641
€500 million 3.500% bonds due 2025	—	534
$500 million 5.200% bonds due 2025(2)	500	—
$750 million 1.375% bonds due 2025(2)	750	—
€850 million 2.375% bonds due 2026	995	—
€500 million floating bonds due 2026	586	—
Fair value adjustment to borrowings	(8)	(15)
Borrowings due within one year	2,928	2,885
$500 million 5.200% bonds due 2025(2)	—	499
$750 million 1.375% bonds due 2025(2)	—	749
€850 million 2.375% bonds due 2026	—	908
€500 million floating bonds due 2026	—	535
£500 million 1.750% bonds due 2026	683	630
$800 million 5.375% bonds due 2026(2)	799	797
€750 million 1.875% bonds due 2027	878	800
€500 million 1.500% bonds due 2027	586	534
$750 million 5.300% bonds due 2027(2)	749	748
$500 million 3.875% bonds due 2028(2)	499	498
£300 million 2.375% bonds due 2028	409	377
€700 million 0.125% bonds due 2028	818	746
£300 million 2.875% bonds due 2029	410	377
€750 million 1.500% bonds due 2029	878	801
$1,000 million 2.375% bonds due 2029(2)	994	993
$1,000 million 2.000% bonds due 2030(2)	996	995
$750 million 5.125% bonds due 2030(1)	748	—
€700 million 3.125% bonds due 2031	821	—
€300 million 3.125% bonds due 2031	353	—

193	Diageo Form 20-F 2025

	2025 $ million	2024 $ million
€1,000 million 2.500% bonds due 2032	1,168	1,066
$750 million 2.125% bonds due 2032(2)	745	744
£400 million 1.250% bonds due 2033	543	500
$750 million 5.500% bonds due 2033(2)	745	744
$900 million 5.625% bonds due 2033(2)	895	894
€900 million 1.875% bonds due 2034	1,049	957
$400 million 7.450% bonds due 2035(1)	400	400
€700 million 3.375% bonds due 2035	814	—
$750 million 5.625% bonds due 2035(1)	743	—
$600 million 5.875% bonds due 2036(2)	595	594
£600 million 2.750% bonds due 2038	816	752
$500 million 4.250% bonds due 2042(1)	495	495
$500 million 3.875% bonds due 2043(2)	492	492
€500 million 3.750% bonds due 2044	578	—
Bank and other loans	318	344
Fair value adjustment to borrowings	(197)	(353)
Borrowings due after one year	20,820	18,616
Total borrowings before leases and derivative financial instruments	23,748	21,501
Fair value of cross currency interest rate swaps	(559)	(323)
Fair value of foreign currency swaps and forwards	2	(11)
Fair value of interest rate hedging instruments	210	376
Lease liabilities	653	604
Gross borrowings	24,054	22,147
Less: Cash and cash equivalents	(2,200)	(1,130)
Net borrowings	21,854	21,017
(1)SEC-registered debt issued on an unsecured basis by Diageo Investment Corporation, a
100% owned subsidiary of Diageo plc and fully and unconditionally guaranteed by Diageo plc. No other subsidiary of Diageo plc guarantees the security.
(2)SEC-registered debt issued on an unsecured basis by Diageo Capital plc, a 100% owned subsidiary of Diageo plc and fully and unconditionally guaranteed by Diageo plc. No other subsidiary of Diageo plc guarantees the security.
(i)The interest rates shown are those contracted on the underlying borrowings before taking into account any interest rate hedges (see note 16).
(ii)Bonds are stated net of unamortised finance costs of $103 million (2024 – $95 million).
(iii)All bonds, medium-term notes and commercial paper issued on an unsecured basis by the group’s 100% owned subsidiaries are fully and unconditionally guaranteed on an unsecured basis by Diageo plc and no other subsidiary of Diageo plc guarantees such securities.
Gross borrowings before leases and derivative financial instruments are expected to mature as follows:

	2025 $ million	2024 $ million
Within one year	2,928	2,885
Between one and three years	4,662	4,873
Between three and five years	4,159	4,222
Beyond five years	11,999	9,521
	23,748	21,501
During the year, the following bonds were issued and repaid:

	2025 $ million	2024 $ million	2023 $ million
Issued
€ denominated	2,452	535	548
$ denominated	1,491	1,690	1,989
Repaid
€ denominated	(1,816)	(1,167)	—
$ denominated	(600)	(500)	(1,650)
	1,527	558	887
(a) Reconciliation of movement in net borrowings

	2025 $ million	2024 $ million
At beginning of the year	21,017	19,582
Net (increase)/decrease in cash and cash equivalents before exchange	(1,083)	596
Net increase in bonds and other borrowings	898	453
Net (decrease)/increase in net borrowings from cash flows	(185)	1,049
Exchange differences on net borrowings	921	199
Other non-cash items(1)	101	187
Net borrowings at the end of the year	21,854	21,017
(1) In the year ended 30 June 2025, other non-cash items are principally in respect of fair value losses on borrowings of $182 million and an increase in lease liabilities of
$147 million partially offset by gains on cross currency interest rate swaps and interest rate swaps of $183 million and reclassification from assets held for sale of $45 million.
In the year ended 30 June 2024, other non-cash items are principally in respect of fair value losses on borrowings of $116 million and an increase in lease liabilities of
$152 million partially offset by gains of cross currency interest rate swaps and interest rate swaps of $111 million and reclassification of cash to assets held for sale of
$30 million.
(b) Analysis of gross borrowings by currency

	2025		2024
	Cash and cash equivalents $ million	Gross borrowings(1) $ million	Cash and cash equivalents $ million	Gross borrowings(1) $ million
US dollar	1,430	(11,395)	130	(9,590)
Euro(2)	23	(6,164)	59	(5,820)
Sterling	39	(4,408)	29	(4,767)
Canadian dollar(3)	19	(1,049)	33	(81)
Kenyan shilling	58	(233)	55	(295)
Indian rupee	179	(71)	170	(57)
Mexican peso	2	415	34	(261)
Chinese yuan	145	(924)	258	(964)
Other	305	(225)	362	(312)
Total	2,200	(24,054)	1,130	(22,147)
(1)Includes foreign currency forwards and swaps and leases.
(2)Includes $15 million (euro) cash and cash equivalents in cash-pooling arrangements (2024 –
$11 million (euro).
(3)Net investment hedge in Canadian dollar at 30 June 2025.

194	Diageo Form 20-F 2025
FINANCIAL STATEMENTS continued
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

	Number of shares million	Nominal value $ million
At 30 June 2023	2,460	898
Shares cancelled	(28)	(11)
At 30 June 2024	2,432	887
Shares cancelled	—	—
At 30 June 2025	2,432	887
(b) Hedging and exchange reserve

	Hedging reserve $ million	Exchange reserve $ million	Total $ million
At 30 June 2022	32	(3,270)	(3,238)
Retranslation impact of opening balances(1)	—	(173)	(173)
Other comprehensive income/(loss)	261	(256)	5
At 30 June 2023	293	(3,699)	(3,406)
Other comprehensive loss	(154)	(613)	(767)
At 30 June 2024	139	(4,312)	(4,173)
Other comprehensive income	79	466	545
At 30 June 2025	218	(3,846)	(3,628)
(1)Includes foreign translation differences arising on the retranslation of reserves due to the change in the group’s presentation currency.
Out of the total hedging reserve, a deficit of $3 million (2024 – $78 million) represents the cost of hedging arising from cross currency interest rate swaps in net investment hedges.
(c) Own shares
Movements in own shares

	Number of shares million	Purchase considerati on $ million
At 30 June 2022	219	2,223
Retranslation impact of opening balances(1)	—	93
Share trust arrangements	(1)	(15)
Shares used to satisfy options	(2)	(15)
Shares purchased – share buyback programme	38	1,673
Shares cancelled	(38)	(1,673)
At 30 June 2023	216	2,286
Share trust arrangements	(2)	(19)
Shares used to satisfy options	(2)	(17)
Shares purchased – share buyback programme	28	987
Shares cancelled	(28)	(987)
At 30 June 2024	212	2,250
Share trust arrangements	(1)	(14)
Shares used to satisfy options	(1)	(8)
At 30 June 2025	210	2,228
(1) Includes foreign translation differences arising on the retranslation of reserves due to the change in the group’s presentation currency.
Share trust arrangements
At 30 June 2025, the employee share trusts owned 3 million of ordinary shares in Diageo plc at a cost of $62 million and market value of
$73 million (2024 – 3 million shares at a cost of $66 million, market value $97 million; 2023 – 3 million shares at a cost of $66 million, market value $127 million). Dividends receivable by the employee share trusts on the shares are waived and the trustee abstains from voting.
Purchase of own shares
Authorisation was given by shareholders on 26 September 2024 to purchase a maximum of 222,316,603 ordinary shares at a minimum price of 28 101/108 pence and a maximum price of the higher of (a) 105%
of the average market value of the company's ordinary shares for the five business days prior to the day the purchase is made and (b) the higher of the price of the last independent trade and the highest current independent bid on the trading venue where the purchase is carried out. The programme expires at the conclusion of the next
Annual General Meeting or 15 months from the passing of this resolution, if earlier.
During the year ended 30 June 2024, the group purchased 28 million ordinary shares (2023 – 38 million), representing approximately 1.1% of the issued ordinary share capital (2023 – 1.5%) at an average price of
2918 pence (3644 cents) per share, and an aggregate cost of $987 million, including transaction costs (2023 – 3616 pence (4382 cents) per share, and an aggregate cost of $1,673 million, including $16 million of transaction costs) under the share buyback programme. The shares purchased under the share buyback programmes were cancelled.

195	Diageo Form 20-F 2025
(d) Dividends

	2025 $ million	2024 $ million	2023 $ million
Amounts recognised as distributions to equity shareholders in the year
Final dividend for the year ended 30 June 2024 62.98 cents per share (2023 – 59.98 cents; 2022 – 52.71 cents)	1,399	1,349	1,200
Interim dividend for the year ended 30 June 2025 40.50 cents per share (2024 – 40.50 cents; 2023 – 38.57 cents)	899	894	871
	2,298	2,243	2,071
A final dividend of $1,399 million (62.98 cents per share; 2024 – 62.98 cents per share) was recommended by the Board of Directors on
4 August 2025 for approval by shareholders at the Annual General
Meeting scheduled to be held on 6 November 2025 bringing the recommended full year dividend to 103.48 cents per share for the year ended 30 June 2025. As this was after the balance sheet date and the dividend is subject to approval by shareholders at the Annual General
Meeting, this dividend has not been included as a liability in these consolidated financial statements. There are no corporate tax consequences arising from this treatment.
Dividends are waived on all treasury shares owned by the company and all shares owned by the employee share trusts.
(e) Non-controlling interests
Diageo consolidates USL, a company incorporated in India, with a 42.79%
non-controlling interest, Sichuan Shuijingfang Company Limited, a company incorporated in China, with a 36.35% non-controlling interest and has a 50% controlling interest in Ketel One Worldwide B.V. (Ketel
One), a company incorporated in the Netherlands.
Summarised financial information for USL and other subsidiaries, after fair value adjustments on acquisition, and the amounts attributable to non-
controlling interests are as follows:

	2025			2024	2023
	USL $ million	Other $ million	Total $ million	Total $ million	Total $ million
Income statement
Sales	3,201	3,238	6,439	6,224	6,409
Net sales	1,405	2,463	3,868	3,718	3,767
Profit for the year(1)	181	347	528	777	80
Other comprehensive loss(2)	(50)	(241)	(291)	(16)	(172)
Total comprehensive income/(loss)	131	106	237	761	(92)
Attributable to non-controlling interests	56	127	183	277	(66)
Balance sheet
Non-current assets(3)	1,300	4,229	5,529	5,741	5,354
Current assets	1,304	1,437	2,741	2,545	2,316
Non-current liabilities	(199)	(1,450)	(1,649)	(1,774)	(1,656)
Current liabilities	(565)	(1,038)	(1,603)	(1,738)	(1,788)
Net assets	1,840	3,178	5,018	4,774	4,226
Attributable to non-controlling interests	791	1,297	2,088	2,038	1,853
Cash flow
Net cash inflow from operating activities	278	330	608	693	604
Net cash outflow from investing activities	(185)	(120)	(305)	(211)	(236)
Net cash outflow from financing activities	(77)	(317)	(394)	(456)	(170)
Net increase/(decrease) in cash and cash equivalents	16	(107)	(91)	26	198
Exchange differences	(4)	14	10	(33)	(111)
Dividends payable to non-controlling interests	(32)	(108)	(140)	(121)	(117)
(1) Profit for the year includes exceptional operating items attributable to non-controlling interests.
(2) Other comprehensive loss is principally in respect of exchange on translating the subsidiaries to US dollar.
(3) Non-current assets include the global distribution rights for Ketel One vodka products worldwide. The carrying value of the distribution right at 30 June 2025 was $1,800 million (2024 – $1,800 million; 2023 – $1,800 million).
(i) On 30 September 2024, Diageo completed the sale of its 58.02% shareholding in Guinness Nigeria PLC to N-Seven Nigeria Ltd., part of the Tolaram group.
(ii) On 28 January 2025, Diageo announced the sale of its 80.4% shareholding in Guinness Ghana Breweries PLC to Castel Group.
(iii) On 02 April 2025, Diageo announced the sale of its 54.4% shareholding in Seychelles Breweries Limited to Phoenix Beverages.

196	Diageo Form 20-F 2025
FINANCIAL STATEMENTS continued
(f) Employee share compensation
The group uses a number of share award and option plans to grant to its directors and employees.
The annual fair value charge in respect of the equity settled plans for the three years ended 30 June 2025 is as follows:

	2025 $ million	2024 $ million	2023 $ million
Executive share award plans	48	34	49
Executive share option plans	9	7	4
Savings plans	2	2	5
	59	43	58
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
For Executive Directors, performance shares under the DLTIP (for awards granted in 2023 and 2024) are subject to the achievement of three performance measures: 1) compound annual growth in profit before exceptional items over three years; 2) compound annual growth in organic net sales over three years; and 3) environmental, social and governance (ESG) priorities, weighted 40%, 40% and 20% of the maximum respectively. Performance share options under the DLTIP are subject to the achievement of two equally weighted performance measures: 1) a comparison of Diageo’s three-year TSR against a relevant peer group; 2) cumulative free cash flow over a three-year period, measured at constant exchange rates. Performance measures and targets are set annually by the Remuneration Committee and disclosed within the relevant Directors' Remuneration Report. The vesting range is 20% for Executive Directors, and 25% for other participants, for achieving minimum performance targets, up to 100%
for achieving the maximum target level. Retesting of the performance measures is not permitted.
For performance shares under the DLTIP, dividends are accrued on awards and are released to participants to the extent that the awards vest at the end of the performance period. Dividend equivalents are normally paid out in the form of shares.
Savings plans are provided in the form of a savings-related share option plan in the UK and Republic of Ireland (ROI) and in the form of savings-
related share purchase plan in the US. Employees participating in these plans agree to make regular monthly savings to buy options over Diageo shares or American Depositary Receipts (ADRs) at a discounted price.
There are other share incentive plans available for all employees within the group, including the UK Share Incentive Plan, the ROI
Profitshare Plan and the One World Share Incentive Plan introduced in the year ended 30 June 2025.
For the three years ended 30 June 2025, the calculation of the fair value of executive share awards used the Monte Carlo and Black
Scholes pricing model and the following assumptions:

	2025	2024	2023
Risk free interest rate	3.9%	4.7%	3.1%
Expected life of the awards	33 months	33 months	35 months
Dividend yield	3.4%	2.6%	2.0%
Weighted average share price	2426 p	3118 p	3758 p
Weighted average fair value of awards granted in the year(1)	1814 c	1757 c	2318 c
Number of awards granted in the year	3.4 million	2.1 million	1.7 million
Fair value of all awards granted in the year	$61 million	$36 million	$40 million
(1) Based on transaction rate at grant date of the awards.
Transactions on schemes
Transactions on the executive share award plans for the three years ended 30 June 2025 were as follows:

	2025 million	2024 million	2023 million
Number of awards outstanding at 1 July	4.8	4.9	5.2
Granted	3.4	2.1	1.7
Awarded	(1.3)	(1.8)	(1.1)
Forfeited	(0.9)	(0.4)	(0.9)
Number of awards outstanding at 30 June	6.0	4.8	4.9
The exercise price of share options outstanding at 30 June 2025 was in the range of 1709 pence – 3763 pence (2024 – 1709 pence – 3854 pence;
2023 – 1709 pence – 3864 pence).
At 30 June 2025, 4.6 million (2024 – 3.3 million, 2023 – 2.5 million share options were exercisable at a weighted average exercise price of 2512 pence (2024 – 2639 pence, 2023 – 2443 pence. Weighted average remaining contractual life of share options was 6 years at 30 June 2025
(2024 – 6 years, 2023 – 5 years).

197	Diageo Form 20-F 2025
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

(a) Guarantees and related matters
As of 30 June 2025, the group has no material unprovided guarantees or indemnities in respect of liabilities of third parties.
(b) Acquisition of USL shares from UBHL and related
proceedings in relation to the USL transaction
On 4 July 2013, Diageo completed its acquisition, under a share purchase agreement with United Breweries (Holdings) Limited (UBHL)
and various other sellers (the SPA), of shares representing 14.98% in
USL, including shares representing 6.98% from UBHL. The SPA was signed on 9 November 2012as part of the transaction announced by
Diageo in relation to USL on that day (the Original USL Transaction).
Following a series of further transactions, as of 30 June 2025, Diageo has a 55.88% investment in USL (excluding 2.38% owned by the USL
Benefit Trust).
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
Diageo’s agreement with Dr Mallya (the February 2016 Agreement)
provided for a payment of $75 million to Dr Mallya over a five-year period of which $40 million was paid on the signing of the February
2016 Agreement with the balance being payable in equal instalments of
$7 million a year over five years (2017-2021). All payments were subject to and conditional on Dr Mallya’s compliance with the agreement. The February 2016 Agreement also provided for the release of Dr Mallya’s personal obligations to indemnify Diageo Holdings
Netherlands B.V. (DHN) in respect of its earlier liability ($141 million)
under a backstop guarantee of certain borrowings of Watson Limited
(Watson) (a company affiliated with Dr Mallya).
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

198	Diageo Form 20-F 2025
FINANCIAL STATEMENTS continued
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
Diageo continues to prosecute its claims and to defend the
counterclaim. As part of these proceedings, Diageo and the other relevant members of its group filed an application for strike out and/or summary judgement in respect of certain aspects of the defence filed by Dr Mallya and the other defendants, including their defence in relation to Watson and CASL’s liability to repay DHN. The application was successful resulting in Watson being ordered to pay approximately
$135 million plus various amounts in respect of interest to DHN, with
CASL being held liable as co-surety for 50% of any such amount unpaid by Watson. These amounts were, contrary to the relevant orders, not paid by the relevant deadlines and Watson and CASL’s remaining defences in the proceedings were struck out. Diageo and DHN have accordingly sought asset disclosure and are considering further enforcement steps against Watson and CASL, both in the United
Kingdom and in other jurisdictions where they are present or hold assets, including actively taking steps to retain the right to enforcement against Watson in Mauritius.
A trial of the remaining elements of these claims was due to commence on 21 November 2022. However, on 26 July 2021 Dr Mallya
was declared bankrupt by the English High Court pursuant to a bankruptcy petition presented by a consortium of Indian banks. Diageo and the relevant members of its group have informed the Trustee in
Bankruptcy of their position as creditors in the bankruptcy and have engaged with the Trustee regarding their claims and the status of the current proceedings. An appeal by Dr Mallya against his bankruptcy (and an appeal by the bank consortium against orders made in the course of the bankruptcy proceedings) was heard in February 2025, and on 9 April
2025 the English High Court issued a judgement denying Dr Mallya’s appeal and granting the appeal of the bank consortium. Dr Mallya is currently pursuing an application for annulment of the bankruptcy orders, which is scheduled to be heard on 13 October 2025. In light of ongoing proceedings in relation to the bankruptcy orders, the trial of
Diageo’s claim, which was scheduled to take place in March 2025, has been deferred and is currently awaiting rescheduling.
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
Further, at this stage, it is not possible for the management of USL to estimate the financial impact on USL, if any, arising out of potential non-
compliance with applicable laws in relation to such fund diversions.
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
While SEBI has filed an appeal against SAT’s order before the Supreme
Court of India, the next date for a substantive hearing is yet to be fixed.
There can be no certainty as to the outcome or the timeframe within which such appeal will be concluded.
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
Following the original maturity date of the loan, USL received notices from IDBI seeking to recall the loan, demanding a further sum of INR
459 million on account of the outstanding principal, accrued interest and other amounts, and also threatening to enforce the security in the event that USL did not make these further payments. Pursuant to an application filed by USL before the High Court in the writ proceedings, the High Court directed that, subject to USL depositing such further amount with the bank (which amount was duly deposited by USL), the bank should hold the amount in a suspense account and not deal with any of the secured assets including the shares until disposal of the original writ petition filed by USL before the High Court.
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
This appeal is currently pending. Based on the assessment of USL’s management supported by external legal opinions, USL continues to believe that it has a strong case on the merits and therefore continues to believe that the secured assets will be released to USL and the aforesaid amount of INR 459 million remains recoverable from IDBI.
(f) Tax
The international tax environment has seen increased scrutiny and rapid change over recent years bringing with it greater uncertainty for multinationals. Against this backdrop, Diageo has been monitoring developments and continues to engage transparently with the tax authorities in the countries where it operates to ensure that the group manages its arrangements on a sustainable basis.
The group operates in a large number of markets with complex tax and legislative regimes that are open to subjective interpretation. In the

199	Diageo Form 20-F 2025
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
Diageo has a large number of ongoing tax cases in Brazil and India, for which contingent liabilities are disclosed on the basis of the current known possible exposure from tax assessment values. While not all of these cases are individually significant, the current aggregate known possible exposure from tax assessment values is up to approximately
$906 million for Brazil and up to approximately $90 million for India.
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
Payments were made under protest in India in respect of the periods
1 April 2006 to 31 January 2025 in relation to tax assessments where the risk is considered to be remote or possible. These payments have to be made in order to be able to challenge the assessments and as such have been recognised as a receivable in the group's balance sheet.
The total amount of payments under protest recognised as a receivable as at30 June 2025 is $120 million (corporate tax payments of
$108 million and indirect tax payments of $12 million).
(g) Other
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
20. Commitments
(a) Capital commitments
Commitments for expenditure on intangibles and property, plant and equipment not provided for in these consolidated financial statements are estimated at $550 million (2024 – $783 million; 2023 – $755 million).
(b) Other commitments
The future minimum lease rentals payable in the year ended 30 June
2025 for short-term leases and leases of low-value assets are estimated at $19 million (2024 – $23 million; 2023 – $45 million). The total future cash outflows for leases that had not yet commenced, and not recognised as lease liabilities at 30 June 2025, are estimated at
$1 million (2024 – $3 million; 2023 – $14 million).
21. Related party transactions
Transactions between the group and its related parties are made on terms equivalent to those that prevail in arm’s length transactions.
(a) Subsidiaries
Transactions between the company and its subsidiaries are eliminated on consolidation and therefore are not disclosed. Details of the principal group companies are given in note 22.
(b) Associates and joint ventures
Sales and purchases to and from associates and joint ventures are principally in respect of premium drink products but also include the provision of management services.
Transactions and balances with associates and joint ventures are set out in the table below:

	2025	2024	2023
	$ million	$ million	$ million
Income statement items
Sales	10	14	13
Purchases	65	73	16
Balance sheet items
Group payables	2	2	3
Group receivables	1	2	2
Loans receivable	37	355	254
Cash flow items
Loans and equity contributions, net	84	134	112
Reduction in loans receivable in the year ended 30 June 2025 was primarily due to Diageo's decision to exit several Distill Ventures businesses.
Other disclosures in respect of associates and joint ventures are included in note 6.
(c) Key management personnel
The key management of the group comprises the Executive and Non-
Executive Directors, the members of the Executive Committee and the
Company Secretary. They are listed under ‘Board of Directors’ and
‘Executive Committee’.

	2025	2024	2023
	$ million	$ million	$ million
Salaries and short-term employee benefits	14	12	13
Annual incentive plan	8	4	7
Non-Executive Directors’ fees	2	2	2
Share-based payments(1)	17	7	14
Post-employment benefits	2	2	2
	43	27	38
(1) Time-apportioned fair value of unvested options and share awards.
Non-Executive Directors do not receive share-based payments or post-
employment benefits.
There were no transactions with these related parties during the year ended 30 June 2025 on terms other than those that prevail in arm’s length transactions.

200	Diageo Form 20-F 2025
FINANCIAL STATEMENTS continued
(d) Pension plans
The Diageo pension plans are recharged with the cost of administration services provided by the group to the pension plans and with professional fees paid by the group on behalf of the pension plans. The total amount recharged for the year was $0.2 million (2024 – $0.1 million; 2023 – $0.2 million).
(e) Directors’ remuneration

	2025	2024	2023
	$ million	$ million	$ million
Salaries and short-term employee benefits	4	4	3
Annual incentive plan	3	1	2
Non-Executive Directors' fees	2	2	2
Shares vesting(1)	4	18	5
Post-employment benefits	—	—	1
	13	25	13
(1) Gains on options realised in the year and the benefit from share awards, calculated by using the share price applicable on the date of exercise of the share options and release of the awards.
22. Principal group companies
The companies listed below include those which principally affect the profits and assets of the group. The operating companies listed below may carry on the business described in the countries listed in conjunction with their subsidiaries and other group companies.

	Country of incorporation	Country of operation	Percentage of equity owned(1)	Business description
Subsidiaries
Diageo Ireland Unlimited Company	Ireland	Worldwide	100%	Production, marketing and distribution of premium drinks
Diageo Great Britain Limited	England	Great Britain	100%	Marketing and distribution of premium drinks
Diageo Scotland Limited	Scotland	Worldwide	100%	Production, marketing and distribution of premium drinks
Diageo Brands B.V.	Netherlands	Worldwide	100%	Marketing and distribution of premium drinks
Diageo North America, Inc.	United States	Worldwide	100%	Production, importing, marketing and distribution of premium drinks
United Spirits Limited(2)	India	India	55.88%	Production, importing, marketing and distribution of premium drinks
Diageo Capital plc(3)	Scotland	United Kingdom	100%	Financing company for the group
Diageo Capital B.V.(3)	Netherlands	Netherlands	100%	Financing company for the group
Diageo Finance plc(3)	England	United Kingdom	100%	Financing company for the group
Diageo Investment Corporation	United States	United States	100%	Financing company for the US group
Mey İçki Sanayi ve Ticaret A.Ş.	Türkiye	Türkiye	100%	Production, marketing and distribution of premium drinks
Associates
Moët Hennessy(4)	France	Worldwide	34%	Production, marketing and distribution of premium drinks
(1) All percentages, unless otherwise stated, are in respect of holdings of ordinary share capital and are equivalent to the percentages of voting rights held by the group.
(2) Percentage ownership excludes 2.38% owned by the USL Benefit Trust.
(3) Directly owned by Diageo plc.
(4) Diageo’s principal associate is Moët Hennessy of which Diageo owns 34% through two legal entities; Moët Hennessy, SAS and Moët Hennessy International.

201	Diageo Form 20-F 2025
THIS PAGE IS INTENTIONALLY LEFT BLANK

202	Diageo Form 20-F 2025
FINANCIAL STATEMENTS continued
THIS PAGE IS INTENTIONALLY LEFT BLANK

203	Diageo Form 20-F 2025
THIS PAGE IS INTENTIONALLY LEFT BLANK

204	Diageo Form 20-F 2025
FINANCIAL STATEMENTS continued
THIS PAGE IS INTENTIONALLY LEFT BLANK

205	Diageo Form 20-F 2025
THIS PAGE IS INTENTIONALLY LEFT BLANK

206	Diageo Form 20-F 2025
FINANCIAL STATEMENTS continued
THIS PAGE IS INTENTIONALLY LEFT BLANK

207	Diageo Form 20-F 2025
THIS PAGE IS INTENTIONALLY LEFT BLANK

208	Diageo Form 20-F 2025
FINANCIAL STATEMENTS continued
THIS PAGE IS INTENTIONALLY LEFT BLANK

209	Diageo Form 20-F 2025
THIS PAGE IS INTENTIONALLY LEFT BLANK

210	Diageo Form 20-F 2025
FINANCIAL STATEMENTS continued
THIS PAGE IS INTENTIONALLY LEFT BLANK

211	Diageo Form 20-F 2025
THIS PAGE IS INTENTIONALLY LEFT BLANK

212	Diageo Form 20-F 2025
FINANCIAL STATEMENTS continued
THIS PAGE IS INTENTIONALLY LEFT BLANK

213	Diageo Form 20-F 2025
UNAUDITED FINANCIAL INFORMATION
Unaudited financial information
1. Definitions and reconciliation of non-GAAP
measures to GAAP measures
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
It is not possible to reconcile the forecast tax rate before exceptional items, forecast free cash flow, forecast effective interest rate, forecast organic net sales growth and forecast organic operating profit growth to the most comparable GAAP measure as it is not possible to predict, without unreasonable effort, with reasonable certainty, the future impact of changes in exchange rates, acquisitions and disposals and potential exceptional items.
Volume
Volume is a performance indicator that is measured on an equivalent units basis to nine-litre cases of spirits. An equivalent unit represents one nine-litre case of spirits, which is approximately 272 servings. A serving comprises 33ml of spirits, 165ml of wine, or 330ml of ready-to-drink or beer. Therefore, to convert volume of products other than spirits to equivalent units, the following guide has been used: beer in hectolitres, divide by 0.9; wine in nine-litre cases, divide by five; ready-to-drink and certain pre-mixed products that are classified as ready-to-drink in nine-
litre cases, divide by ten.
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
Calculation of organic movements
The organic movement percentage is the amount in the row titled
‘Organic movement’ in the tables below, expressed as a percentage of the relevant absolute amount in the row titled ‘Year ended 30 June
2024 adjusted’. Organic operating margin is calculated by dividing operating profit before exceptional items by net sales after excluding the impact of exchange rate movements, certain fair value
remeasurements, hyperinflation and acquisitions and disposals.
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
Exceptional operating items are those that are unusual or non-
recurring in nature, considered to be of a size that could distort performance and are part of the operating activities of the group, such as one-off global restructuring programmes which can be multi-year, impairment of intangible assets and fixed assets, indirect tax settlements, property disposals and changes in post-employment plans.
Gains and losses on the sale or directly attributable to a prospective sale of businesses, brands or distribution rights, step up gains and losses that arise when an investment becomes an associate or an associate becomes a subsidiary and other unusual non-recurring items, that are considered to be of a size that could distort performance and not in respect of the production, marketing and distribution of premium drinks, are disclosed as exceptional non-operating items below operating profit in the income statement.
Exceptional finance incomes/charges are those that are unusual or non-recurring in nature, considered to be of a size that could distort the performance and are part of the financing activity of the group.
Exceptional current and deferred tax items comprise unusual or non-
recurring items, that are considered to be of a size that could distort performance. Examples include direct tax provisions and settlements in respect of prior years and the remeasurement of deferred tax assets and liabilities following tax rate changes.
(d) Fair value remeasurement
Fair value remeasurements in the organic movement calculation reflect an adjustment to eliminate the impact of fair value changes in biological assets, earn-out arrangements that are accounted for as remuneration and fair value changes relating to contingent
consideration liabilities and equity options that arose on acquisitions recognised in the income statement.

214	Diageo Form 20-F 2025
UNAUDITED FINANCIAL INFORMATION continued
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
In the tables presenting the calculation of organic movements,
'hyperinflation' is included as a reconciling item between reported and organic movements and that also includes the relevant IAS 29 adjustments.
Organic movement calculations for the year ended 30 June 2025 were as follows:

	North America million	Europe million	Asia Pacific million	Latin America and Caribbean million	Africa million	Corporate million	Total million
Volume (equivalent units)
Year ended 30 June 2024 reported	50.1	51.3	74.9	22.1	32.1	—	230.5
Disposals(2)	(0.8)	(0.5)	(0.2)	(0.1)	(5.4)	—	(7.0)
Year ended 30 June 2024 adjusted	49.3	50.8	74.7	22.0	26.7	—	223.5
Organic movement	(0.4)	(2.2)	2.9	0.7	1.0	—	2.0
Acquisitions and disposals(2)	0.6	0.3	0.1	0.2	3.4	—	4.6
Year ended 30 June 2025 reported	49.5	48.9	77.7	22.9	31.1	—	230.1
Organic movement %	(1)	(4)	4	3	4	—	1

	North America $ million	Europe $ million	Asia Pacific $ million	Latin America and Caribbean $ million	Africa $ million	Corporate $ million	Total $ million
Sales
Year ended 30 June 2024 reported	8,514	8,024	6,320	2,432	2,478	123	27,891
Exchange	—	(284)	(17)	—	2	—	(299)
Disposals(2)	(162)	(62)	(31)	(6)	(290)	—	(551)
Hyperinflation	—	(255)	—	(30)	(19)	—	(304)
Year ended 30 June 2024 adjusted	8,352	7,423	6,272	2,396	2,171	123	26,737
Organic movement	180	135	(125)	183	187	10	570
Acquisitions and disposals(2)	116	25	4	8	134	—	287
Exchange	(12)	189	(69)	(269)	175	2	16
Hyperinflation	—	265	—	72	17	—	354
Year ended 30 June 2025 reported	8,636	8,037	6,082	2,390	2,684	135	27,964
Organic movement %	2	2	(2)	8	9	8	2

	North America $ million	Europe $ million	Asia Pacific $ million	Latin America and Caribbean $ million	Africa $ million	Corporate $ million	Total $ million
Net sales
Year ended 30 June 2024 reported	7,908	4,804	3,817	1,839	1,778	123	20,269
Exchange	—	(112)	(17)	4	4	—	(121)
Reclassification(1)	—	—	—	—	(67)	—	(67)
Disposals(2)	(146)	(41)	(25)	(6)	(276)	—	(494)
Hyperinflation	—	(105)	—	(27)	(17)	—	(149)
Year ended 30 June 2024 adjusted	7,762	4,546	3,775	1,810	1,422	123	19,438
Organic movement	116	15	(120)	167	150	10	338
Acquisitions and disposals(2)	105	17	4	9	130	—	265
Exchange	(10)	100	(24)	(183)	117	2	2
Hyperinflation	—	143	—	44	15	—	202
Year ended 30 June 2025 reported	7,973	4,821	3,635	1,847	1,834	135	20,245
Organic movement %	1	—	(3)	9	11	8	2

215	Diageo Form 20-F 2025

	North America $ million	Europe $ million	Asia Pacific $ million	Latin America and Caribbean $ million	Africa $ million	Corporate $ million	Total $ million
Marketing
Year ended 30 June 2024 reported	1,627	873	651	306	205	29	3,691
Exchange	1	(5)	2	(5)	(2)	(1)	(10)
Disposals(2)	(56)	(5)	(5)	—	(22)	—	(88)
Hyperinflation	—	(13)	—	(1)	(1)	—	(15)
Year ended 30 June 2024 adjusted	1,572	850	648	300	180	28	3,578
Organic movement	(10)	16	(16)	26	(8)	(6)	2
Acquisitions and disposals(2)	55	—	—	—	9	—	64
Exchange	(1)	16	(2)	(30)	10	—	(7)
Hyperinflation	—	16	—	8	1	—	25
Year ended 30 June 2025 reported	1,616	898	630	304	192	22	3,662
Organic movement %	(1)	2	(2)	9	(4)	(21)	—

	North America $ million	Europe $ million	Asia Pacific $ million	Latin America and Caribbean $ million	Africa $ million	Corporate $ million	Total $ million
Operating profit before exceptional items
Year ended 30 June 2024 reported	3,236	1,379	1,063	502	131	(366)	5,945
Exchange(3)	(244)	(74)	(7)	10	70	13	(232)
Fair value remeasurement of contingent considerations, equity option and earn-out arrangements	(128)	(28)	—	—	—	—	(156)
Fair value remeasurement of biological assets	—	—	—	17	—	—	17
Disposals(2)	(30)	(17)	(8)	(6)	3	—	(58)
Hyperinflation	—	44	—	14	9	—	67
Year ended 30 June 2024 adjusted	2,834	1,304	1,048	537	213	(353)	5,583
Organic movement	9	(32)	(115)	63	59	(22)	(38)
Acquisitions and disposals(2)	(10)	7	1	(1)	34	—	31
Fair value remeasurement of contingent considerations, equity option and earn-out arrangements	125	14	—	—	—	—	139
Fair value remeasurement of biological assets	—	—	—	13	—	—	13
Exchange(3)	95	40	(4)	(71)	(11)	(17)	32
Hyperinflation	—	(31)	—	(13)	(12)	—	(56)
Year ended 30 June 2025 reported	3,053	1,302	930	528	283	(392)	5,704
Organic movement %	—	(2)	(11)	12	28	(6)	(1)

Organic operating margin %(4)
Year ended 30 June 2025	36.1	27.9	25.5	30.3	17.3	n/a	28.0
Year ended 30 June 2024	36.5	28.7	27.8	29.7	15.0	n/a	28.7
Organic operating margin movement (bps)	(42)	(80)	(223)	68	232	n/a	(68)
(1) $67 million reclassification between net sales and cost of goods sold to accurately reflect the impact of a route-to-market change in Africa.
(2) Acquisitions and disposals that had an effect on organic volume, sales, net sales, marketing and operating profit growth in the year ended 30 June 2025, are detailed on page 216.
(3) The impact of movements in exchange rates on reported figures for operating profit was principally due to the weakening of the Mexican peso, the Turkish lira and the Brazilian real, partially offset by the strengthening of the sterling against the US dollar.
(4) Organic operating margin calculated by dividing Operating profit before exceptional items by net sales.
(i) For the reconciliation of sales to net sales, see page 33.
(ii) Percentages and margin movements are calculated on rounded figures.

216	Diageo Form 20-F 2025
UNAUDITED FINANCIAL INFORMATION continued
In the year ended 30 June 2025, the acquisitions and disposals that affected volume, sales, net sales, marketing and operating profit were as follows, as per footnote (2) on the previous page:

	Volume EU million	Sales $ million	Net sales $ million	Marketing $ million	Operating profit $ million
Year ended 30 June 2024
Disposals
Guinness Nigeria PLC	(5.4)	(290)	(276)	(22)	3
Cîroc	(0.8)	(161)	(145)	(56)	(29)
Cacique	(0.3)	(32)	(23)	(2)	(12)
Pampero brand	(0.3)	(35)	(23)	(3)	(11)
Windsor business	(0.1)	(28)	(23)	(5)	(7)
Safari brand	(0.1)	(5)	(4)	—	(2)
	(7.0)	(551)	(494)	(88)	(58)

Acquisitions and disposals	(7.0)	(551)	(494)	(88)	(58)

Year ended 30 June 2025
Acquisitions
Ritual Beverage Company LLC	0.1	15	15	12	(19)
	0.1	15	15	12	(19)
Disposals
Guinness Nigeria PLC	3.4	134	130	9	34
Cîroc	0.5	101	90	43	9
Cacique	0.1	18	13	—	5
Pampero brand	0.4	14	12	—	1
Windsor business	0.1	4	4	—	1
Safari brand	—	1	1	—	—
	4.5	272	250	52	50

Acquisitions and disposals	4.6	287	265	64	31
Earnings per share before exceptional items
Earnings per share before exceptional items is calculated by dividing profit attributable to equity shareholders of the parent company before exceptional items by the weighted average number of shares in issue.
Earnings per share before exceptional items for the years ended 30 June 2025 and 30 June 2024 are set out in the table below:

	2025	2024
	$ million	$ million
Profit attributable to equity shareholders of the parent company	2,354	3,870
Exceptional operating and non-operating items	1,589	14
Exceptional finance income	(58)	—
Exceptional tax items and tax in respect of exceptional operating and non-operating items and finance income	(214)	24
Exceptional items attributable to non-controlling interests	(23)	104
Profit attributable to equity shareholders of the parent company before exceptional items	3,648	4,012

Weighted average number of shares	million	million
Shares in issue excluding own shares	2,222	2,234
Dilutive potential ordinary shares	6	5
Diluted shares in issue excluding own shares	2,228	2,239

	cents	cents
Basic earnings per share before exceptional items	164.2	179.6
Diluted earnings per share before exceptional items	163.7	179.2

217	Diageo Form 20-F 2025
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
Where appropriate, separate explanations are given for the impacts of acquisition and sale of businesses, dividends paid and the purchase of own shares, each of which arises from decisions that are independent from the running of the ongoing underlying business.
Free cash flow reconciliations for the years ended 30 June 2025 and 30 June 2024 are set out in the table below:

	2025	2024
	$ million	$ million
Net cash inflow from operating activities	4,297	4,105
Disposal of property, plant and equipment and computer software	63	14
Purchase of property, plant and equipment and computer software	(1,612)	(1,510)
Free cash flow	2,748	2,609

218	Diageo Form 20-F 2025
UNAUDITED FINANCIAL INFORMATION continued
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
The measure is excluding any IAS 29 hyperinflation adjustment. The ratio is stated at the budgeted exchange rates for the respective year and is expressed as a percentage.
Operating cash conversion for the years ended 30 June 2025 and 30 June 2024 were as follows:

	2025	2024
	$ million	$ million
Profit for the year	2,538	4,166
Taxation	999	1,294
Share of after tax results of associates and joint ventures	(193)	(414)
Net finance charges	771	885
Non-operating items	220	70
Operating profit	4,335	6,001
Exceptional operating items	1,369	(56)
Fair value remeasurements	(150)	(141)
Depreciation, amortisation and impairment(1)	748	678
Hyperinflation adjustment	35	6
Retranslation to budgeted exchange rates	(40)	248
	6,297	6,736
Cash generated from operations	6,210	6,065
Net exceptional cash paid(2)	107	185
Post-employment payments less amounts included in operating profit(1)	(22)	18
Net movement in maturing inventories(3)	368	577
Provision movement	(25)	29
Dividends received	(175)	(269)
Other items(1)	(45)	(88)
Hyperinflation adjustment	22	(23)
Retranslation to budgeted exchange rates	(17)	216
	6,423	6,710
Operating cash conversion	102.0%	99.6%
(1)Excluding exceptional items.
(2)Exceptional cash payments in cash flow for distribution model change in France was $48 million (2024 – $nil), for various litigation matters were $44 million
(2024 – $102 million), and for restructuring programmes were $15 million (2024 – $26 million). For the year ended 30 June 2024 exceptional cash payments for distribution termination fee was
$55 million and for winding down our Russian operations was $2 million.
(3)Excluding non-cash movements such as exchange and the impact of acquisitions and disposals
Return on average invested capital
Return on average invested capital is used by management to assess the return obtained from the group’s asset base and is calculated to aid evaluation of the performance of the business.
The profit used in assessing the return on average invested capital reflects operating profit before exceptional items attributable to equity shareholders of the parent company after applying the tax rate before exceptional items, plus share of tax results of associates and joint ventures for the fiscal year. Average invested capital is calculated using the average derived from the consolidated balance sheets at the beginning, middle and end of the year. Average capital employed comprises average net assets attributable to equity shareholders of the parent company for the year, excluding net post-employment benefit assets/liabilities (net of deferred tax) and average net borrowings.

219	Diageo Form 20-F 2025
Calculations for the return on average invested capital for the years ended 30 June 2025 and 30 June 2024 are set out in the table below:

	2025	2024
	$ million	$ million
Operating profit	4,335	6,001
Exceptional operating items	1,369	(56)
Profit before exceptional operating items attributable to non-controlling interests	(207)	(192)
Tax at the tax rate before exceptional items of 24.9% (2024 – 23.2%)(1)	(1,420)	(1,475)
Share of after tax results of associates and joint ventures	193	414
	4,270	4,692

Average net assets (excluding net post-employment benefit assets/liabilities)	12,006	11,270
Average non-controlling interests	(2,082)	(1,941)
Average net borrowings	21,182	20,361
Average invested capital	31,106	29,690

Return on average invested capital	13.7%	15.8%
(1)Definition of tax rate before exceptional items has been aligned to ETR definition change to exclude share of after tax results of associates and joint ventures from profit before taxation. The presentation of return on average invested capital for the year 30 June 2024 has not been amended as the impact is not material.
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
(earnings before exceptional operating items, non-operating items, interest, tax, depreciation, amortisation and impairment).
Calculations for the ratio of adjusted net borrowings to adjusted EBITDA for the years ended 30 June 2025 and 30 June 2024 are set out in the table below:

	2025	2024
	$ million	$ million
Borrowings due within one year	2,928	2,885
Borrowings due after one year	20,820	18,616
Fair value of foreign currency derivatives and interest rate hedging instruments	(347)	42
Lease liabilities	653	604
Less: Cash and cash equivalents	(2,200)	(1,130)
Net borrowings	21,854	21,017
Post-employment benefit liabilities before tax	409	429
Adjusted net borrowings	22,263	21,446

Profit for the year	2,538	4,166
Taxation	999	1,294
Net finance charges	771	885
Depreciation, amortisation and impairment (excluding exceptional accelerated depreciation and impairment)	748	678
Exceptional accelerated depreciation and impairment	970	(185)
EBITDA	6,026	6,838
Exceptional operating items (excluding accelerated depreciation and impairment)	399	129
Non-operating items	220	70
Adjusted EBITDA	6,645	7,037

Adjusted net borrowings to adjusted EBITDA	3.4	3.0

220	Diageo Form 20-F 2025
UNAUDITED FINANCIAL INFORMATION continued
Tax rate before exceptional items
In the year ended 30 June 2025, Diageo changed the definition of the reported tax rate and the tax rate before exceptional items to exclude the share of after-tax results of associates and joint ventures from profit before tax, as this represents post-tax profit, hence is considered as a non-
essential factor of the calculation. The presentation of the tax rate after exceptional items and the tax rate before exceptional items for the year ended 30 June 2024 has been aligned to this new definition.
Tax rate before exceptional items is calculated by dividing the total tax charge before tax charges and credits in respect of exceptional items, by profit before taxation adjusted to exclude share of after-tax results of associates and joint ventures and the impact of exceptional operating and non-operating items, expressed as a percentage. The measure is used by management to assess the rate of tax applied to the group’s operations before tax on exceptional items.
The tax rates from operations before exceptional and after exceptional items for the years ended 30 June 2025 and 30 June 2024 are set out in the table below:

	2025	2024
	$ million	$ million
Taxation on profit (a)	999	1,294
Tax in respect of exceptional items	214	(24)
Tax before exceptional items (b)	1,213	1,270

Profit before taxation (c)	3,537	5,460
Share of after tax results of associates and joint ventures	193	414
Profit excluding share of after tax results of associates and joint ventures (d)	3,344	5,046
Exceptional finance income	(58)	—
Exceptional non-operating items	220	70
Exceptional operating items	1,369	(56)
Profit before taxation and exceptional items excluding share of after tax results of associates and joint ventures (e)	4,875	5,060

Tax rate after exceptional items (a/d)	29.9%	25.6%
Tax rate before exceptional items (b/e)	24.9%	25.1%
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
References to ready-to-drink also include ready-to-serve products, such as pre-mixed cans in some markets.
References to beer include cider, flavoured malt beverages and some non-alcoholic products such as Guinness 0.0 and Malta Guinness.
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
References to the disposal of the USL Popular brands include non-
exhaustively the Haywards, Old Tavern, White Mischief, Honey Bee,
Green Label and Romanov brands.
References to the group include Diageo plc and its consolidated subsidiaries.

221	Diageo Form 20-F 2025
THIS PAGE IS INTENTIONALLY LEFT BLANK

222	Diageo Form 20-F 2025
UNAUDITED FINANCIAL INFORMATION continued
Cautionary statement concerning forward-looking statements
This document contains 'forward-looking' statements. These statements can be identified by the fact that they do not relate only to historical or current facts and may generally, but not always, be identified by the use of words such as 'will', 'anticipates', 'should', 'could', 'would', 'targets',
'aims', 'may', 'expects', 'intends' or similar expressions statements. In this document, such statements include those that express forecasts, expectations, plans, outlook, objectives and projections with respect to future matters, including information related to Diageo’s fiscal 26 outlook, Diageo’s medium-term guidance, Diageo’s Accelerate
programme, future Total Beverage Alcohol market share ambitions, the impact of tariffs and any other statements relating to Diageo’s performance for the year ending 30 June 2026 or thereafter.
Forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside
Diageo's control, which include (but are not limited to): (i) economic, political, social or other developments in countries and markets in which Diageo operates, including geopolitical instability as a result of
Russia's invasion of Ukraine and the conflicts in the Middle East and macroeconomic events that may affect Diageo’s customers, suppliers and/or financial counterparties; (ii) the effects of climate change, or legal, regulatory or market measures intended to address climate change; (iii) changes in consumer preferences and tastes, including as a result of disruptive market forces, changes in demographics and evolving social trends (including any shifts in consumer tastes towards at-home occasions, premiumisation, small-batch craft alcohol, lower or non-alcoholic products or THC and hemp-based THC beverages,
increased use of GLP-1 medications, and/or developments in e-
commerce); (iv) changes in the domestic and international tax environment that could lead to uncertainty around the application of existing and new tax laws and unexpected tax exposures; (v) changes in the cost of production, including as a result of increases in the cost of commodities, labour and/or energy due to inflation and/or supply chain disruptions; (vi) any litigation or other similar proceedings
(including with tax, customs, competition, environmental, anti-
corruption or other regulatory authorities); (vii) legal and regulatory developments, including changes in regulations relating to
environmental issues and/or e-commerce; (viii) the consequences of any failure of internal controls; (ix) the consequences of any failure by
Diageo or its associates to comply with anti-corruption, sanctions, trade restrictions or similar laws and regulations, or any failure of
Diageo’s related internal policies and procedures to comply with applicable law or regulation; (x) Diageo’s ability to make sufficient progress against or achieve its ESG ambitions; (xi) cyber-attacks and IT threats or any other disruptions to core business operations; (xii)
contamination, counterfeiting or other circumstances which could harm the level of customer support for Diageo’s brands and adversely impact its sales; (xiii) Diageo’s ability to maintain its brand image and corporate reputation or to adapt to a changing media environment;
(xiv) fluctuations in exchange rates and/or interest rates; (xv) Diageo’s ability to successfully execute its strategic business transformation projects; (xvi) Diageo’s ability to derive the expected benefits from its business strategies, including in relation to expansion in emerging markets, acquisitions, investments in joint ventures, productivity initiatives or inventory forecasting; (xvii) increased competitive product and pricing pressures, including as a result of introductions of new products or categories that compete with Diageo’s products and consolidations by competitors and retailers; (xviii) increased costs for, or shortages of, talent, as well as labour strikes or disputes; (xix)
movements in the value of the assets and liabilities related to Diageo’s pension plans; (xx) Diageo’s ability to renew supply, distribution, manufacturing or licence agreements (or related rights) and licences on favourable terms, or at all, when they expire; or (xxi) any failure by
Diageo to protect its intellectual property rights.
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
2025.
Any forward-looking statements made by or on behalf of Diageo speak only as of the date they are made. Diageo expressly disclaims any obligation or undertaking to publicly update or revise these forward-
looking statements other than as required by applicable law. The reader should, however, consult any additional disclosures that Diageo may make in any documents which it publishes and/or files with the SEC.
All readers, wherever located, should take note of these disclosures.
This document includes names of Diageo’s products, which constitute trademarks or trade names which Diageo owns, or which others own and license to Diageo for use. All rights reserved. © Diageo plc 2025.
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
References in this document to information on websites are included as an aid to their location and such information is not incorporated in, and does not form part of, this document unless otherwise noted.

223	Diageo Form 20-F 2025
THIS PAGE IS INTENTIONALLY LEFT BLANK

224	Diageo Form 20-F 2025
UNAUDITED FINANCIAL INFORMATION continued
THIS PAGE IS INTENTIONALLY LEFT BLANK

225	Diageo Form 20-F 2025
THIS PAGE IS INTENTIONALLY LEFT BLANK

226	Diageo Form 20-F 2025

Other additional information

Spirits and investments
Spirits are produced in distilleries located worldwide. The group owns
31 Scotch whisky distilleries in Scotland, two whisky distilleries in
Canada, five in the United States and one in China. Diageo produces
Smirnoff internationally. Ketel One vodka is a Joint Venture product, distributed by Diageo from the manufacturing base of the Nolet Group in the Netherlands. Cîroc grape-based vodka liquids are purchased from
Maison Villevert in France and packed both at Diageo Operations Italy
S.p.A. and Maison Villevert. On 24 June 2025, Diageo announced the sale of Diageo Operations Italy S.p.A., inclusive of the Santa Vittoria production facility, to NewPrinces S.p.A., a leading Italian company in the food and drink industry. Gin distilleries are in Scotland
(Cameronbridge) and in Canada (Valleyfield). Baileys is produced in the
Republic of Ireland and Northern Ireland. Irish whiskey is distilled at the Roe & Co distillery in Dublin. Rum is distilled in the US Virgin
Islands, Australia and Guatemala and is blended and bottled in the
United States, Canada, Italy, United Kingdom and Guatemala. Tequila
is produced in Mexico, raki in Türkiye, Chinese white spirits are produced in Chengdu, in the Sichuan province of China and cachaça in
Ceará State in Brazil.
The breakdown of the group's maturing inventory is as follows:

	2025	2024
Category	$ million	$ million
Whisk(e)y	7,232	6,290
– From this attributable to scotch	5,659	4,862
Other	1,445	1,542
Total maturing inventory	8,677	7,832
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
Work continues to expand our warehousing facilities at Midtown in
Clackmannanshire. Additional land has also been secured at the nearby
Garvel Farm site, which will allow warehouse capacity expansion to continue once Midtown is complete. Alongside the new warehouses being built, there is also investment in state-of-the-art automation of warehousing.
In North America, plans were announced to open a new manufacturing and warehousing facility in Montgomery, Alabama. The 360,000 square foot facility will have a multi-million case annual production capacity for
Diageo’s leading beverage alcohol brands. This site will enhance the company’s North America supply chain operations and support future growth for the company’s export business.
Diageo’s end-to-end tequila production is in Mexico, with more than
$500 million being invested to expand our manufacturing footprint through new facilities in the state of Jalisco to support growth. As part of our expansion and our investments in the tequila category, we have different digital transformation projects at our facilities to meet the growing demand in tequila. Furthermore, during fiscal 25, we commissioned operations at one of two new distilleries as part of the capacity expansion plan. Additionally, in fiscal 25 we continued to build the second new distillery at La Barca, which is planned to become operational in fiscal 26.
Diageo owns a controlling equity stake in United Spirits Limited (USL)
which is one of the leading alcoholic beverage companies in India, selling close to 64 million equivalent units (LE) in fiscal 25 of Indian-
Made Foreign Liquor (IMFL) and imported liquors. USL has a significant market presence across India and operates nine owned sites, as well as a network of leased and third-party manufacturing facilities. USL owns several Indian brands, such as McDowell’s (Indian whisky, rum, and brandy), Black Dog (Scotch), Signature (Indian whisky), Royal Challenge
(Indian whisky), Godawan (Indian Single Malt) and Antiquity (Indian whisky).
In China, the Eryuan malt whisky distillery fully opened in 2024. It will develop the highest quality China single origin whisky, placing China firmly on the global whisky producer’s map.
Beer and investments
Diageo’s principal brewing facility is at the St James’s Gate brewery in
Dublin, Ireland. Additionally, at the end of fiscal 25, Diageo owned breweries in several African countries: Kenya, Ghana, Tanzania, Uganda and the Seychelles. On 1 July 2025, Diageo completed the sale of its 54.4%
shareholding in Seychelles Breweries Limited to Phoenix Beverages, a
subsidiary of Mauritius-based IBL Group. The transaction builds on Diageo’s partnership with Phoenix Beverages as a partner in the Indian Ocean region. On 3 July 2025, Diageo completed the sale of its 80.4%
shareholding in Guinness Ghana Breweries PLC to Castel Group, building on its relationship with Castel as a partner in Africa. For more information see note 8 to the consolidated financial statements.
Guinness flavour extract is shipped from Ireland to all overseas
Guinness brewing operations which use the flavour extract to brew beer locally. Guinness is transported from Ireland in bulk to the Belfast facility in Northern Ireland for canning and in bulk to the Runcorn facility in Great Britain where the kegging, bottling and canning of
Guinness Draught takes place.
Projects are underway to support future beer growth. In July 2022,
Diageo announced plans to invest €200 million ($214 million) in
Littleconnell, Newbridge, Co. Kildare. Construction began in summer
2024 and the plan is for brewing to start in 2026. Furthermore, in the second half of 2023, Diageo completed the €25 million ($27 million)
investment in a new production area at St. James’s Gate increasing the brewing capacity of Guinness 0.0. In October 2024, Diageo announced plans to invest an additional €30 million to cater for continued demand for Guinness 0.0. This new investment will double the fiscal 23 capacity.
The £41 million ($52 million) investment to expand and optimise capacity at our beer packaging facilities in Belfast and Runcorn is progressing well. The new canning line in Belfast and upgraded bottling capability in Runcorn are now completed. The final upgrade of canning in Runcorn will be completed in 2025.
The Diageo Beer Category Third-Party Operations Team provide technical services to facilitate the delivery of over 7 million hectolitres of beer and ready-to-drink products supplied through over 50 partner breweries and beverage packaging facilities worldwide. A shift towards an asset-light strategy in Africa and the associated divestments, including the sales of Seychelles Breweries Limited and Guinness Ghana
Breweries plc, has driven a significant pivot to third-party production and distribution.

227	Diageo Form 20-F 2025
The Beer Category Third-Party Operations team's focus is on
maintaining secure supply solutions through partners while assuring the consistent quality of Diageo brands produced at third-party facilities and enhancing Diageo value through supporting the start-up of new partnerships and delivery of innovation projects. In addition to supporting Guinness and beer, the team has an expanding role in supporting the third-party manufacturing of ready-to-drink and spirits in Asia Pacific and Africa.
Flavoured malt beverages (FMB) are made from an original base containing malt, but then stripped of malt character, and flavoured.
This product segment is implemented mainly in the United States,
Canada and the Caribbean.
Ready-to-drink (RTD)
Diageo produces a range of ready-to-drink products mainly in the United
Kingdom, Italy, across Africa, Australia, the United States and Canada.
Raw materials and supply agreements
The group has several long-term contracts for purchasing raw materials, including glass, other packaging, spirits, cream, rum and grapes. Forward contracts are in place for the purchase of cereals and packaging materials to minimise the effects of short-term price fluctuations. Despite macroeconomic uncertainty and volatility, price pressure is easing and some key commodities are now starting to become deflationary. Our long-term hedging means there is a lag in cost of sales benefit generated from a commodity price decrease. The continued geopolitical tensions, weather patterns with volatile but strong consumer demand, are the key drivers of constraints we are managing.
Cereals, including barley, wheat, corn, and sorghum, are used in our scotch and beer production and in our spirits brands through purchased neutral spirit. Agave, a key raw material for our tequila brands, is sourced from Mexico. Cream, the principal raw material for Irish cream liqueur, is sourced from Ireland. Grapes and aniseed are used in the production of raki and are sourced from suppliers in Türkiye. Other raw materials purchased in significant quantities to produce spirits and beer are molasses, sugar and several flavours (such as juniper berries, agave, chocolate and herbs). These are sourced from suppliers across the globe.
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
Competition
Diageo’s brands compete primarily on the basis of quality and price. Its business is built on getting the right product to the right consumer for the right occasion, and at the right price, including through taking into account ever evolving shopper landscapes, technologies and consumer preferences. Diageo also seeks to recruit and re-recruit consumers to its portfolio of brands, including through meaningful consumer engagement, sustainable innovation and investment in its brands.
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
Seasonality
The beverage alcohol industry is subject to seasonality in each major category. Our spirits sales are typically highest during the second quarter of our fiscal year, primarily due to seasonal holiday buying in our largest markets.

228	Diageo Form 20-F 2025
OTHER ADDITIONAL INFORMATION continued
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
In the United States, the beverage alcohol industry is subject to strict federal and state government regulations. At the federal level, the
Alcohol and Tobacco Tax and Trade Bureau, or TTB, of the US Treasury
Department oversees the US beverage alcohol industry, including through regulating and collecting taxes on the production of alcohol within the United States and regulating trade practices. In addition, individual US states, as well as some local authorities in US jurisdictions in which Diageo sells or produces its products, administer and enforce industry-specific regulations and may apply additional excise taxes and, in many states, sales taxes. Federal, state and local regulations cover virtually every aspect of Diageo's US operations, including production, importation, distribution, marketing, promotion, sales, pricing, labelling, packaging and advertising.
Spirits and beer are subject to national import and excise duties in many markets around the world. Most countries impose excise duties on beverage alcohol products, although the form of such taxation varies significantly from a simple application to units of alcohol by volume, to advanced systems based on the imported or wholesale value of the product. Several countries impose additional import duty on distilled spirits, often discriminating between categories (such as
Scotch whisky or bourbon) in the rate of such tariffs. Within the
European Union, such products are subject to different rates of excise duty in each country, but within the overall European Union framework there are minimum rates of excise duties that must first be applied to each relevant category of beverage alcohol. The UK introduced a new alcohol duty system in August 2023 which charges duty based on alcohol by volume (rather than by product type). Administrative changes to support this system became effective from 1 February 2025.
Rates of UK alcohol duty were increased in line with inflation, also effective from 1 February 2025. This remains a new regime which could impact Diageo’s business activities.
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
The advertising, marketing and sale of alcohol are subject to various restrictions in markets around the world. These range from a complete prohibition of alcohol in certain cultures and jurisdictions, such as in certain states in India, to the prohibition of the import into a certain jurisdiction of spirits and beer, and to restrictions on the advertising style, media and content. In a number of countries, television is a prohibited medium for the marketing of spirits brands, while in other countries, television advertising, while permitted, is carefully regulated. Many countries also strictly regulate the use of internet-
based advertising and social media in connection with alcohol sales.
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
Spirits and beer are also regulated in distribution. In many countries, alcohol may only be sold through licensed outlets, both on- and off-
trade, varying from government- or state-operated monopoly outlets
(for example, in the off-trade channel in Norway, certain Canadian provinces, and certain US states) to the system of licensed on-trade outlets (for example, licensed bars and restaurants) which prevails in much of the Western world, including in the majority of US states, in the UK and in much of the EU. In a number of states in the US, wholesalers of alcoholic beverages must publish price lists periodically and/or must file price changes in some instances up to three months before they become effective. In a response to public health concerns, some governments have imposed or are considering imposing minimum pricing on beverage alcohol products and may consider raising the legal drinking age, further limiting the number, type or opening hours of retail outlets and/or expanding retail licensing requirements.
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
certain financial institutions;
a dealer in securities or foreign currency;
a trader in securities that elects to use a mark-to-market method of tax accounting for securities holdings;
a tax-exempt organisation;
an insurance company;
a person liable for alternative minimum tax;
a person that actually or constructively owns 10% or more of the combined voting power of voting stock of Diageo or of the total value of stock of Diageo;
a person that holds ordinary shares or ADSs as part of a straddle or a hedging or conversion transaction;
a person that holds ordinary shares or ADSs as part of a wash sale for tax purposes; or
a US holder (as defined below) whose functional currency is not US dollar.
If an entity or arrangement treated as a partnership for US federal income tax purposes holds ordinary shares or ADSs, the US federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding ordinary shares or ADSs should consult its tax advisor with regard to the US federal income tax treatment of an investment in ordinary shares or ADSs.

229	Diageo Form 20-F 2025
For UK tax purposes, this section applies only to persons who are the absolute beneficial owners of ordinary shares or ADSs and who hold their ordinary shares or ADSs as investments. It assumes that holders of
ADSs will be treated as holders of the underlying ordinary shares. In addition to those persons mentioned above, this section does not apply to holders that are banks, regulated investment companies, other financial institutions, or to persons who have or are deemed to have acquired their ordinary shares or ADSs in the course of an employment or trade. This summary applies to persons who are treated as resident in the United Kingdom for the purposes of UK tax law but not those to whom special rules relating to residence apply (including qualifying new residents, temporary non-residents or those to whom 'split year'
treatment applies).
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
A nil rate of income tax will apply to the first £500 of taxable dividend income received by an individual shareholder in the 2025/2026 tax year (the Nil Rate Amount), regardless of what tax rate would otherwise apply to that dividend income.
Any taxable dividend income in excess of the Nil Rate Amount will be subject to income tax at the following special rates (as at the
2024/2025 tax year):
at the rate of 8.75%, to the extent that the relevant dividend income falls below the threshold for the higher rate of income tax;
at the rate of 33.75%, to the extent that the relevant dividend income falls above the threshold for the higher rate of income tax but below the threshold for the additional rate of income tax; and
at the rate of 39.35%, to the extent that the relevant dividend income
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
are not redeemable and dividends paid to a person holding less than 10%
of the issued share capital of the payer (or any class of that share capital) are examples of dividends that fall within an exempt class.

230	Diageo Form 20-F 2025
OTHER ADDITIONAL INFORMATION continued
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
Instead, unless a US holder elects to be taxed annually on a mark-to-
market basis with respect to the ordinary shares or ADSs, US holders would be treated as if the holder had realised such gain and certain
‘excess distributions’ pro-rated over the holder’s holding period for the ordinary shares or ADSs. To the extent gain is allocated to the taxable year of the sale or other disposition of ordinary shares or ADSs and to any year before Diageo became a PFIC, it would be taxed as ordinary income. The amount allocated to each other taxable year would be taxed at the highest tax rate in effect (for individuals or corporations, as applicable) for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. With certain exceptions, a holder’s ordinary shares or
ADSs will be treated as stock in a PFIC if Diageo were a PFIC at any time during the holding period in a holder’s ordinary shares or ADSs. In addition, dividends received from Diageo will not be eligible for the special tax rates applicable to qualified dividend income if Diageo is a
PFIC (or is treated as a PFIC with respect to the holder) either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income. If any investor owns our shares or ADSs during any year that we are a PFIC with respect to them, they may be required to file IRS Form 8621.

231	Diageo Form 20-F 2025
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
Effective from 6 April 2025, UK inheritance tax is charged based on long-
term residence (and not domicile). Particularly in view of this reform,
UK inheritance tax and its interaction with the Convention is complex.
Any person who is in doubt about the application of UK inheritance tax in relation to their ordinary shares or ADSs, or the effect of the
Convention, should consult appropriately qualified tax advisers.
UK stamp duty and stamp duty reserve tax
No stamp duty or stamp duty reserve tax (SDRT) will arise upon the deposit of an underlying ordinary share with the Depositary if that deposit is effected by (a) the issue of that share or (b) a transfer of that share in the course of (i) capital-raising arrangements or (ii)
qualifying listing arrangements. Otherwise, stamp duty or SDRT applies at the higher rate of 1.5% of the amount or value of the consideration payable or, in certain circumstances, the value of the ordinary shares
(rounded up to the nearest multiple of £5 in the case of stamp duty).
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
Stamp duty applies where a physical instrument of transfer is used to effect the transfer. SDRT applies to any agreement to transfer ordinary shares (regardless of whether or not the transfer is effected electronically or by way of an instrument of transfer). However, where the ordinary shares being acquired are transferred direct to the
Depositary’s nominee, the only charge will generally be the higher charge of 1.5%, subject to the applicability of any exemptions to the
1.5% charge discussed above.
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
by non-US financial institutions). US holders should consult their tax advisors regarding any reporting obligations they may have with respect to the ordinary shares or ADSs.

232	Diageo Form 20-F 2025

Additional information for shareholders

Annual General Meeting (AGM)
The AGM will be held at Convene 133 Houndsditch, London, EC3A 7DB on 6 November 2025 at 2.30 pm.
Documents on display
The Annual Report on Form 20-F and any other documents filed by the company with the US Securities Exchange Commission (SEC) may be inspected at the SEC’s office of Investor Education and Advocacy located at 100 F Street, NE, Washington, DC 20549-0213, USA. Please
call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges. Filings with the SEC are also available to the public from commercial document retrieval services, and from the website maintained by the US Securities and Exchange
Commission at https://www.sec.gov.
Warning to shareholders – share fraud
Please beware of the share fraud of ‘boiler room’ scams, where shareholders are called ‘out of the blue’ by fraudsters (sometimes claiming to represent Diageo) attempting to obtain money or property dishonestly.
Further information on boiler room scams can be found on the Financial
Conduct Authority’s website (https://www.fca.org.uk/consumers/share-
bond-and-boiler-room-scams) but in short, if in doubt, take proper professional advice before making any investment decision.
Electronic communications
Shareholders can register for an account to manage their shareholding online, including being able to check the number of shares they own and the value of their shareholding; register for electronic communications; update their personal details; provide a dividend mandate instruction; access dividend confirmations; and use the online share dealing service. To register for an account, shareholders should visit https://www.diageoregistrars.com/welcome.
Dividend payments
Direct payment into bank account
UK shareholders: The Company normally pays dividends twice each year and have taken the decision that these will only be made directly to shareholder's bank or building society. This is a more secure method of payment and avoids delays or cheques being lost. Shareholders can register for an online account at https://www.diageoregistrars.com/
welcome or call the Registrar on +44 (0)371 277 1010* to request the relevant application form. For shareholders outside the UK, MUFG
Corporate Markets (a trading name of MUFG Pension & Market Services and a member of MUFG, a global financial group) may be able to provide you with a range of services relating to your shareholding. To learn more about the services available to you please visit the Share
Portal at https://www.diageoregistrars.com/welcome or call +44
(0)371 277 1010.*
Dividend Reinvestment Plan
A Dividend Reinvestment Plan is offered by the Registrar, MUFG
Corporate Markets to give shareholders the opportunity to build up their shareholding in Diageo by using their cash dividends to purchase additional Diageo shares. To join the Dividend Reinvestment Plan, shareholders can call the Registrar, MUFG Corporate Markets on +44
(0)371 277 1010* to request the relevant application form.
Dividend currency election
Holders of ordinary shares will receive their dividends in sterling unless they wish to elect to receive their dividends in US dollars. To elect to receive their dividends in US dollars, shareholders can download the relevant election form on the shareholder portal at
https://www.diageoregistrars.com or call +44 (0)371 277 1010.*
Exchange controls
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
Please refer to the ‘Taxation’ section on pages 228-231 for details relating to the taxation of dividend payments.
Useful contacts
The Registrar/Shareholder queries
MUFG Corporate Markets acts as the company’s registrar and can be contacted as follows:
By email: Diageo@cm.mpms.mufg.com
By telephone: +44 (0) 371 277 1010*
In writing: Registrars – MUFG Corporate Markets, Central Square, 29
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
By email: citibank@shareholders-online.com
By telephone: +1 866 253 0933/ (International) +1 781 575 4555**
In writing: Citibank Shareholder Services. PO Box 43077,
Providence, RI 02940-3077
**  Lines are open Monday to Friday 8:30 to 18:00 EST
General Counsel and Company Secretary
Randall Ingber
The.cosec@diageo.com
Investor Relations
investor.relations@diageo.com

233	Diageo Form 20-F 2025
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
term commercial paper regularly in order to finance its day-to-day operations, and accesses the term debt capital markets regularly to refinance maturing bonds each year and to manage liquidity.
The table below sets forth the group’s available undrawn committed bank facilities as at 30 June 2025 and 30 June 2024.

	30 June 2025	30 June 2024
	$ million	$ million
Expiring within one year	1,040	625
Expiring between one and two years	—	1,040
Expiring after two years	2,460	1,585
	3,500	3,250
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
acceleration of maturity on certain borrowings and the inability to access committed facilities. Diageo was in full compliance with its financial, pari passu ranking and negative pledge covenants in respect of its material short- and long-term borrowings throughout the years presented.

234	Diageo Form 20-F 2025
2. Analysis of cash flows
The table below sets forth the group’s cash flows for the year ended 30 June 2025 and 30 June 2024.

	30 June 2025	30 June 2024
	$ million	$ million
Net cash inflow from operating activities	4,297	4,105
Net cash outflow from investing activities	(1,720)	(1,595)
Net cash outflow from financing activities	(1,494)	(3,106)
Net increase/(decrease) in net cash and cash equivalents	1,083	(596)
Exchange difference	(35)	(33)
Reclassification to assets and liabilities held for sale	21	(30)
Net cash and cash equivalents at beginning of the year	1,109	1,768
Net cash and cash equivalents at end of the year	2,178	1,109
Net cash inflow from operating activities in fiscal 25 was $4,297 million (2024 – $4,105 million), an increase of $192 million compared to fiscal 24, primarily driven by a favourable $691 million year-on-year movement in working capital outflows, partially offset by a $1,666 million decline in operating profit including an increase in depreciation, amortisation and impairment of $1,225 million.
Net cash outflow from investing activities in fiscal 25 was $1,720 million (2024 – $1,595 million), a net increase in outflow of $125 million compared to fiscal 24, primarily driven by an unfavourable movement of  $148 million in loans, other investments and other financial assets and an increase of $53 million in net cash expenditure for property, plant and equipment and computer software, partially offset by an increase of $56 million in net consideration received in respect of sale of businesses.
Net cash outflow from financing activities in fiscal 25 was $1,494 million (2024 –$3,106 million), a net decrease in outflow of
$1,612 million compared to fiscal 24. This change was driven by an increase in net inflow in relation to bond issuances and repayments from $558 million to $1,527 million and the decreased level of share buyback programme related cash outflows from
$987 million to $nil, offset by net increase in outflow in respect of other borrowings from $106 million to $629 million.
The operating, investing and financing activities described above resulted in an increase in net cash and cash equivalents of $1,069 million, from $1,109 million at 30 June 2024 to $2,178 million at 30 June 2025 (2024 – decrease of $659 million).
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
fair value hedge relationships, Diageo recognises a fair value adjustment for the risk being hedged in the balance sheet, whereas interest rate hedging instruments and foreign currency swaps and forwards are measured at fair value.
The table below sets forth the group’s gross borrowings and net borrowings as at 30 June 2025 and 30 June 2024.

235	Diageo Form 20-F 2025

	30 June 2025	30 June 2024
	$ million	$ million
Overdrafts	(22)	(21)
Other borrowings due within one year	(2,906)	(2,864)
Borrowings due within one year	(2,928)	(2,885)
Borrowings due between one and three years	(4,662)	(4,873)
Borrowings due between three and five years	(4,159)	(4,222)
Borrowings due after five years	(11,999)	(9,521)
Fair value of foreign currency forwards and swaps	557	334
Fair value of interest rate hedging instruments	(210)	(376)
Lease liabilities	(653)	(604)
Gross borrowings	(24,054)	(22,147)
Offset by:
Cash and cash equivalents	2,200	1,130
Net borrowings	(21,854)	(21,017)
The table below sets forth the percentage of the group’s gross borrowings and cash and cash equivalents by currency as at 30 June
2025.

	Total	US dollar	Sterling	Euro	Indian rupee	Chinese yuan	Other
	$ million	%	%	%	%	%	%
Gross borrowings	(24,054)	47%	18%	26%	—%	4%	5%
Cash and cash equivalents	2,200	65%	2%	1%	8%	7%	17%
Based on average monthly net borrowings and net interest charge, the effective interest rate for the year ended 30 June 2025 was
4.1%. For this calculation, net interest charge excludes fair value adjustments to derivative financial instruments and borrowings and average monthly net borrowings include the impact of interest rate swaps that are no longer in a hedge relationship but exclude the market value adjustment for cross currency interest rate swaps.
In the year ended 30 June 2025, the group issued bonds of €2,200 million ($2,452 million – net of discount and fee) consisting of
€700 million ($780 million – net of discount and fee) 3.125% fixed rate notes due 2031, €300 million ($346 million - including issuance premium) 3.125% fixed rate notes due 2031, €700 million ($776 million – net of discount and fee) 3.375% fixed rate notes due 2035, €500 million ($550 million – net of discount and fee) 3.75% fixed rate notes due 2044, $750 million ($748 million – net of discount and fee) 5.125% fixed rate notes due 2030, $750 million ($743 million – net of discount and fee) 5.625% fixed rate notes due 2035 and repaid bonds of $600 million and €1,600 million ($1,816 million). In the year ended 30 June 2024, the group issued bonds of $1,700 million ($1,690 million – net of discount and fee) consisting of $800 million 5.375% fixed rate notes due 2026,
$900 million 5.625% fixed rate notes due 2033, €500 million ($535 million - net of discount and fee) floating rate notes due 2026 and repaid bonds of $500 million and €1,100 million ($1,167 million).
The principal components of the $837 million increase in net borrowings from 30 June 2024 to 30 June 2025 were mainly the $2,748 million of free cash flow, partially offset by $2,298 million equity dividends and $479 million repayment of commercial papers.
For information on the maturity profile of net borrowings and a further description of net borrowings, please see 'Note 17 – Net borrowings' in the consolidated financial statements.
For information on the use of financial instruments including for hedging purposes, please see 'Note 16 – Financial instruments and risk management' in the consolidated financial statements.

236	Diageo Form 20-F 2025
The group’s management is committed to enhancing shareholder value in the long-term, both by investing in the business and brands so as to deliver continued improvement in the return from those investments and by managing the capital structure. Diageo manages its capital structure to achieve capital efficiency, provide flexibility to invest through the economic cycle and give efficient access to debt markets at attractive cost levels. This is achieved by targeting an adjusted net borrowings (net borrowings aggregated with post-
employment benefit liabilities) to adjusted EBITDA leverage of 2.5–3.0 times, this range for Diageo being currently broadly consistent with an A-band credit rating. Diageo would consider operating outside of this range in order to effect strategic initiatives within its stated goals, which could have an impact on its rating. If Diageo’s leverage was to be negatively impacted by the financing of an acquisition, it would seek over time to return to the range of 2.5–3.0 times. The group regularly assesses its debt and equity capital levels against its stated policy for capital structure. As at 30 June 2025 the adjusted net borrowings of $22,263 million (2024 –
$21,446 million) to adjusted EBITDA ratio was 3.4 (2024 – 3.0 times). For this calculation, net borrowings are adjusted by post-
employment benefit liabilities before tax of $409 million (2024 – $429 million) whilst adjusted EBITDA of $6,645 million (2024 –
$7,037 million) comprises operating profit excluding exceptional operating items and depreciation, amortisation and impairment and includes share of after tax results of associates and joint ventures. See page 219 for the reconciliation and calculation of the adjusted net borrowing to adjusted EBITDA ratio.
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
to be an economic means of mitigating this risk. Loan, trade and other receivables exposures are managed locally in the operating units where they arise and credit limits are established as deemed appropriate for the customer.
b) The following bonds were issued and repaid:

	30 June 2025	30 June 2024
	$ million	$ million
Issued
€ denominated	2,452	535
$ denominated	1,491	1,690
Repaid
€ denominated	(1,816)	(1,167)
$ denominated	(600)	(500)
	1,527	558

237	Diageo Form 20-F 2025
4. Contractual obligations and other commitments

	Payments due by period
As at 30 June 2025	Less than 1 year $ million	1-3 years $ million	3-5 years $ million	More than 5 years $ million	Total $ million
Long-term debt obligations	2,916	4,709	4,331	12,078	24,034
Interest obligations	935	1,261	1,061	2,320	5,577
Purchase obligations	2,736	975	427	30	4,168
Commitments for short-term leases and leases of low-value assets	13	5	1	—	19
Provisions and other non-current payables	233	266	68	175	742
Lease obligations	137	198	136	306	777
Capital commitments	544	3	3	—	550
Other financial liabilities	101	—	—	—	101
Total	7,615	7,417	6,027	14,909	35,968
Long-term debt obligations comprise the principal amount of borrowings (excluding foreign currency swaps) with an original maturity of greater than one year. Interest obligations comprise interest payable on these borrowings and are calculated based on the fixed amounts payable and where the interest rate is variable, on an estimate of what the variable rates will be in the future. Purchase obligations include various long-term purchase contracts entered into for the supply of raw materials, principally bulk whisk(e)y, cereals, cans and glass bottles. Contracts are used to guarantee the supply of raw materials over the long-term and to enable a more accurate prediction of costs of raw materials in the future. For certain provisions, discounted numbers are disclosed.
Corporate tax payable of $138 million and deferred tax liabilities of $2,944 million are not included in the table above, as the ultimate timing of settlement cannot be reasonably estimated.
Management believes that it has sufficient funding for its working capital requirements.
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
For more information on commitments and contingencies, please see note 19 – Contingent liabilities and legal proceedings in the consolidated financial statements.
5. Capital repayments
Authorisation was given by shareholders on 26 September 2024 to purchase a maximum of 222,316,603 ordinary shares at a minimum price of 28 101/108 pence and a maximum price of the higher of (a) 105% of the average market value of the company's ordinary shares for the five business days prior to the day the purchase is made and (b) the higher of the price of the last independent trade and the highest current independent bid on the trading venue where the purchase is carried out. The programme expires at the conclusion of the next Annual General Meeting or 15 months from the passing of this resolution, if earlier.
During the year ended 30 June 2024, the group purchased 28 million ordinary shares (2023 – 38 million), representing approximately
1.1% of the issued ordinary share capital (2023 – 1.5%) at an average price of 2918 pence (3644 cents) per share, and an aggregate cost of $987 million, including transaction costs (2023 – 3616 pence (4382 cents) per share, and an aggregate cost of $1,673 million, including $16 million of transaction costs) under the share buyback programme. The shares purchased under the share buyback programmes were cancelled.
For further details about the shares purchased and the average price paid per share please refer to note 18 in the consolidated financial statements.

238	Diageo Form 20-F 2025
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

2.4	Description of Securities registered under Section 12 of the Exchange Act
4.1	Service Agreement, dated 3 May 2024, between Diageo plc and Nik Jhangiani.
4.2	Service Agreement, dated 18 July 2025, between Diageo plc and Nik Jhangiani.
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
August 2015).

4.14	Letter of Agreement, dated 24 January 2025, between Diageo plc and Sir John Manzoni.

239	Diageo Form 20-F 2025

4.15
Diageo plc Share Value Plan, dated as of 20 September 2017 (incorporated by reference to Exhibit 99.1 to the
Registration Statement on Form S-8 (File No. 333-223071) filed with the Securities and Exchange Commission on 16
February 2018).

4.16
Diageo One World Share Incentive Plan, dated 16 December 2024 (incorporated by reference to Exhibit 4.3 to the
Registration Statement on Form S-8 (File No. 333-286502) filed with the Securities and Exchange Commission on 11
April 2025).

6.1	Description of earnings per share (included in the section 'Reported measures' on page [38] of this Annual Report on Form 20-F).
8.1	Principal group companies (included in note 22 to the consolidated financial statements on page [309] of this Annual Report on Form 20-F).
11.1	Diageo plc Dealing in Securities Code
12.1	Certification of Nik Jhangiani filed pursuant to 17 CFR 240.13a-14(a).
12.2	Certification of Nik Jhangiani filed pursuant to 17 CFR 240.13a-14(a).
13.1	Certification of Nik Jhangiani furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. 1350(a) and (b).
13.2	Certification of Nik Jhangiani furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. 1350(a) and (b).
15.1	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.
15.2	Diageo plc Annual Report 2025 (incorporated by reference to Exhibit 99 to the report on Form 6-K (File No. 001-10691) filed with the Securities and Exchange Commission on 14 August 2025).
97.1	Diageo Group NYSE Compensation Recovery Policy
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema
101.CAL	Inline XBRL Taxonomy Extension Schema Calculation Linkbase
101.DEF	Inline XBRL Taxonomy Extension Schema Definition Linkbase
101.LAB	Inline XBRL Taxonomy Extension Schema Label Linkbase
101.PRE	Inline XBRL Taxonomy Extension Schema Presentation Linkbase
(i) Pursuant to an Agreement of Resignation, Appointment and Acceptance dated 16 October 2007 by and among Diageo plc, Diageo Capital plc, Diageo Finance BV,
Diageo Investment Corporation, The Bank of New York and Citibank NA, The Bank of New York Mellon has become the successor trustee to Citibank NA under
Diageo’s indentures dated 3 August 1998, 8 December 2003 and 1 June 1999.

240	Diageo Form 20-F 2025
Signature
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorised.

DIAGEO plc
(REGISTRANT)

/s/ Nik Jhangiani
Name: Nik Jhangiani

Title: Chief Financial Officer

14 August 2025

241	Diageo Form 20-F 2025
Glossary of terms and US equivalents
In this document the following words and expressions shall, unless the context otherwise requires, have the following meanings:

Term used in UK annual report	US equivalent or definition
Associates	Entities accounted for under the equity method
American Depositary Receipt (ADR)	Receipt evidencing ownership of an ADS
American Depositary Share (ADS)	Registered negotiable security, listed on the New York Stock Exchange, representing four Diageo plc ordinary shares of 28 101/108 pence each
Called up share capital	Common stock
Capital redemption reserve	Other additional capital
Company	Diageo plc
CPI	Consumer price index
Creditors	Accounts payable and accrued liabilities
Debtors	Accounts receivable
Employee share schemes	Employee stock benefit plans
Employment or staff costs	Payroll costs
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
IFRS
International Financial Reporting Standards (IFRS) Accounting Standards adopted by the
UK (UK-adopted International Accounting Standards) and IFRSs, as issued by the
International Accounting Standards Board (IASB), including interpretations issued by the
IFRS Interpretations Committee

Impact Databank, IWSR, IRI, Beverage Information Group and Plato Logic	Information source companies that research the beverage alcohol industry and are independent from industry participants
Net sales	Sales after deducting excise duties
Noon buying rate	Buying rate at noon in New York City for cable transfers in sterling as certified for customs purposes by the Federal Reserve Bank of New York
Operating profit	Net operating income
Organic movement	At level foreign exchange rates and after adjusting for exceptional items, acquisitions and disposals for continuing operations
Own shares	Treasury stock
Pound sterling, sterling, £, pence, p	UK currency

242	Diageo Form 20-F 2025

Glossary of terms and US equivalents (continued)
Term used in UK annual report	US equivalent or definition
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
Ready to drink
Ready to drink products. Ready to drink also include ready to serve products, such as pre-
mix cans in some markets, and progressive adult beverages in the United States and certain markets supplied by the United States.

SEC	US Securities and Exchange Commission
Share premium	Additional paid in capital or paid in surplus
Shareholders’ funds	Shareholders’ equity
Shareholders	Stockholders
Shares	Common stock
Shares and ordinary shares	Diageo plc’s ordinary shares
Shares in issue	Shares issued and outstanding
Trade and other payables	Accounts payable and accrued liabilities
Trade and other receivables	Accounts receivable
US dollar, US$, $, ¢	US currency

243	Diageo Form 20-F 2025
Exhibit 2.4
DESCRIPTION OF SECURITIES
REGISTERED UNDER SECTION 12 OF THE EXCHANGE ACT
As of 30 June 2025 Diageo plc. ('Diageo,' the 'Company,' 'we,' 'us,' and 'our') had the following series of securities registered pursuant
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
Capitalized terms used but not defined herein have the meanings given to them in Diageo’s annual report on Form 20-F for the fiscal year ended 30 June 2025.
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
A copy of Diageo’s articles of association is filed as an exhibit to Diageo’s annual report on Form 20-F for the fiscal year ended 30
June 2025, as Exhibit 1.1.
General
As at 30 June 2025 there were 2,432,425,127 ordinary shares of 28 101/108 pence each in issue with a nominal value of $886,821,858.
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
Our ordinary shares are listed on the London Stock Exchange (LSE). Diageo ADSs (as further described below), representing four
Diageo ordinary shares each, are listed on the New York Stock Exchange (NYSE) under the symbol 'DEO'.
All of Diageo’s ordinary shares are fully paid. Accordingly, no further contribution of capital may be required by Diageo from the holders of such shares. Diageo’s ordinary shares are represented in certificated form and also in uncertificated form under 'CREST'.
CREST is an electronic settlement system in the United Kingdom which enables Diageo’s ordinary shares to be evidenced other than by a physical certificate and transferred electronically rather than by delivery of a written stock transfer form. Diageo’s ordinary shares:
•may be represented by certificates in registered form issued (subject to the terms of issue of the shares) following issuance of the shares by Diageo or receipt of a form of transfer (bearing evidence of payment of the appropriate stamp duty) by Diageo Registrar,
PO Box 521, Darlington, DL1 9XS; or

244	Diageo Form 20-F 2025
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
An ordinary resolution requires the affirmative vote of a simple majority of the votes cast at a validly constituted shareholders’
meeting. Special resolutions require the affirmative vote of not less than three-quarters of the votes cast at a validly constituted shareholders’ meeting. The necessary quorum for a shareholders’ meeting of Diageo is a minimum of two shareholders present in person or by proxy and entitled to vote.

245	Diageo Form 20-F 2025
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
Variation of rights
If, at any time, Diageo’s share capital is divided into different classes of shares, the rights attached to any class of shares may be varied, subject to the provisions of the Companies Acts, either with the consent in writing of the holders of not less than three-
quarters in nominal value of the issued shares of that class or upon the adoption of a special resolution passed at a separate meeting of the holders of the shares of that class.

246	Diageo Form 20-F 2025
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
Repurchase of shares
Subject to authorisation by shareholder resolution, Diageo may purchase its own shares in accordance with the Companies Acts. Any shares which have been bought back may be held as treasury shares or, if not so held, must be cancelled immediately upon completion of the purchase, thereby reducing the amount of Diageo’s issued share capital. At the Annual General Meeting held on
September 26, 2024, Diageo’s shareholders gave it authority to repurchase up to 222,316,603 of its ordinary shares subject to additional conditions. The minimum price which must be paid for such shares is 28 101/108 pence and the maximum price of the higher of (a) 105% of the average market value of the company's ordinary shares for the five business days prior to the day the purchase is made and (b) the higher of the price of the last independent trade and the highest current independent bid on the trading venue where the purchase is carried out.
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
Each ADS represents an ownership interest in four ordinary shares deposited with the custodian, as agent of the depositary, under the
Deposit Agreement dated 14 February 2013 between Diageo, the Depositary and owners and beneficiaries of the ADRs (the 'Deposit
Agreement'). Each ADS also represents any other securities, cash or other property which may be held by Citibank, N.A. as depositary.
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
broker or financial institution nominee, you must rely on the procedures of such broker or financial institution to assert the rights of an ADR holder described in this section. You should consult with your broker or financial institution to find out what those procedures are.

247	Diageo Form 20-F 2025
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
securities or property not to be practicable, the depositary may, after consultation with Diageo, adopt any method that it reasonably deems to be equitable and practical, including but not limited to the sale of such securities or property and distribution of any net proceeds in the same way that cash is distributed.

248	Diageo Form 20-F 2025
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
The depositary will make arrangements for the acceptance of ADSs for book-entry settlement through The Depository Trust
Company, or DTC. All ADSs held through DTC will be registered in the name of Cede & Co., the nominee for DTC. Unless issued as uncertificated ADSs, the ADSs registered in the name of Cede & Co. will be evidenced by one or more receipt(s) in the form of a
'Balance Certificate,' which will provide that it represents the aggregate number of ADSs from time to time indicated in the records of the depositary as being issued to DTC hereunder and that the aggregate number of ADSs represented thereby may from time to time be increased or decreased by making adjustments on such records of the depositary and of DTC or Cede & Co.
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
However, we cannot assure you that you will receive our voting materials in time for you to give the depositary instructions to vote any deposited securities. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions to vote the deposited securities, if, for example, the instructions are not received in time to vote the amount of the deposited securities or if English or other applicable laws prohibit such voting.

249	Diageo Form 20-F 2025
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
•it performs its obligations specifically set forth in the Deposit Agreement without negligence or bad faith; or
•it takes any action or inaction by it in reliance upon the advice of or information from legal counsel, accountants, any person presenting ordinary shares for deposit, any registered holder of ADRs, or any other person believed by it to be competent to give such advice or information.

250	Diageo Form 20-F 2025
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
the purpose of communicating with other holders in the interest of business matters relating to the Deposit Agreement.
The depositary will maintain facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADSs.
These facilities may be closed from time to time when the depositary considers it expedient to do so.

251	Diageo Form 20-F 2025
Exhibit 12.1
I, Nik Jhangiani, certify that:
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
4.I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e)
and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the
company and have:
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
5.I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):
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
Date: 14 August 2025
/s/ Nik Jhangiani
Name: Nik Jhangiani
Title: Interim Chief Executive
(Principal Executive Officer)

252	Diageo Form 20-F 2025
Exhibit 12.2
I, Nik Jhangiani, certify that:
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
4.I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e)
and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the
company and have:
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
5.I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):
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
Date: 14 August 2025
/s/ Nik Jhangiani
Name: Nik Jhangiani
Title: Chief Financial Officer
(Principal Financial Officer)

253	Diageo Form 20-F 2025
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
The Annual Report on Form 20-F for the year ended 30 June 2025 (the ‘Report’) of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.
Date: 14 August 2025
/s/ Nik Jhangiani
Name: Nik Jhangiani
Title: Interim Chief Executive
(Principal Executive Officer)
The foregoing certification is being furnished solely pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and
(b) of section 1350, chapter 63 of title 18, United States Code) and is not being filed as part of the Report or as a separate disclosure document.

254	Diageo Form 20-F 2025
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
The Annual Report on Form 20-F for the year ended 30 June 2025 (the ‘Report’) of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.
Date: 14 August 2025
/s/ Nik Jhangiani
Name: Nik Jhangiani
Title: Chief Financial Officer
(Principal Financial Officer)
The foregoing certification is being furnished solely pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and
(b) of section 1350, chapter 63 of title 18, United States Code) and is not being filed as part of the Report or as a separate disclosure document.

255	Diageo Form 20-F 2025
Exhibit 15.1
Consent of Independent Registered Public Accounting Firm
We hereby consent to the incorporation by reference in the Registration Statements on Form F-3 of Diageo plc (No. 333-269929),
Diageo Capital plc (No. 333-269929-01) and Diageo Investment Corporation (No. 333-269929-02), and Form S-8 (No. 333-286502,
333-153481, 333-162490, 333-169934, 333-182315, 333-206290 and 333-223071) of our report dated 14 August 2025 relating to the financial statements and the effectiveness of internal control over financial reporting, which appears in this Form 20-F.

/s/ PricewaterhouseCoopers LLP
London, United Kingdom
14 August 2025