Form 20-F
period 2026-06-30
DIAGEO PLC
filed 2026-08-18
CIK 835403

F-1	Diageo Form 20-F 2026

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
EXCHANGE ACT OF 1934
OR
☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934
For the fiscal year ended: 30 June 2026
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
Securities and Exchange Commission.

F-2	Diageo Form 20-F 2026

Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report: 2,432,397,125 ordinary shares of 28 101/108 pence each.
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
If 'Other' has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the
Exchange Act). Yes ☐  No ☑

F-3	Diageo Form 20-F 2026

Contents
F-5	Cross reference to Form 20-F

F-7	Introduction

2	Strategic report: Our business
2	Diageo at a glance
3	Performance highlights
4	Chair’s statement
6	Chief Executive’s statement
8	Our fiscal 26 performance
10	Our turnaround plan
12	Our business model
13	Market dynamics
14	Investment case

16	Strategic report: Our performance
16	Our performance
20	Summary financial review
22	Business review
F-9	Business review - Corporate
30	Group financial review
F-10	Operating results 2025 compared with 2024
32	Spirit of Progress
34	Business integrity and human rights
36	Our people and culture
38	Health and safety
40	Promote positive drinking
42	Champion inclusion and diversity
44	Pioneering grain-to-glass sustainability
57	Our ESG reporting approach
F-11	Risk factors

69	Governance report
70	Chair's introduction to Governance
71	Corporate governance structure and division of responsibilities
73	Board of Directors
75	Executive Committee
77	Corporate governance report
89	Audit Committee report
F-22	Management’s report on internal control over financial reporting
96	Nomination Committee report
100	Directors’ Remuneration report
130	Directors’ report

134	Financial statements
135	Report of Independent Registered Public Accounting Firm - PCAOB ID 876

F-4	Diageo Form 20-F 2026

Contents (continued)
204	Additional information
205	Unaudited financial information
213	Cautionary statement concerning forward-looking statements
217	Other additional information

224	Liquidity and capital resources

228	Exhibits

230	Signature

231	Glossary of terms and US equivalents

F-5	Diageo Form 20-F 2026

Cross reference to Form 20-F
Item	Required item in Form 20-F	Page(s)
Part I
1.	Identity of directors, senior management and advisers	Not applicable
2.	Offer statistics and expected timetable	Not applicable
3.	Key information
	A. [Reserved]	—
	B. Capitalisation and indebtedness	Not applicable
	C. Reason for the offer and use of proceeds	Not applicable
	D. Risk factors	F-11-F-21
4.	Information on the company
	A. History and development of the company	F-1, F-7-F-8, 4-7, 20-23, 130, 217
	B. Business overview	F-7-F-8, 2, 20-29, F-9, 150-152, 217-218
	C. Organisational structure	193
	D. Property, plant and equipment	23, 169-170, 217-218
4A.	Unresolved staff comments	Not applicable
5.	Operating and financial review and prospects
	A. Operating results	3-7, 16-17, 20-29, F-9, 30-31, F-10, F-11- F-12, F-15, F-19, 148-156, 205-207, 213
	B. Liquidity and capital resources	31, 179-187, 224-227
	C. Research and development, patents and licenses, etc.	155, 218
	D. Trend information	4-7, 13, 16-17, 20-29, F-9, 213, 217-218
	E. Critical Accounting Estimates	149
6.	Directors, senior management and employees
	A. Directors and senior management	73-76
	B. Compensation	118-127, 155, 171-175, 189, 192
	C. Board practices	4-5, 70-79, 84-88, 92, F-22, 100-107
	D. Employees	22, 37, 102, 155, 218
	E. Share ownership	118-127, 189, 192
	F. Disclosure of a registrant’s action to recover erroneously awarded compensation	Not applicable
7.	Major shareholders and related party transactions
	A. Major shareholders	130
	B. Related party transactions	130, 192
	C. Interests of experts and counsel	Not applicable
8.	Financial information
	A. Consolidated statements and other financial information	143, 193
	B. Significant changes	4-5, 8, 75-77, 83, 92, 96, 119, 131, 157, 182
9.	The offer and listing
	A. Offer and listing details	77, 131
	B. Plan of distribution	Not applicable
	C. Markets	77, 131
	D. Selling shareholders	Not applicable
	E. Dilution	Not applicable
	F. Expenses of the issue	Not applicable

F-6	Diageo Form 20-F 2026

Cross reference to Form 20-F (continued)
Item	Required item in Form 20-F	Page(s)
10.	Additional information
	A. Share capital	Not applicable
	B. Memorandum and articles of association	77, 131-132
	C. Material contracts	130, 217-218
	D. Exchange controls	223
	E. Taxation	158-160
	F. Dividends and paying agents	Not applicable
	G. Statement by experts	Not applicable
	H. Documents on display	223
	I. Subsidiary information	Not applicable
11.	Quantitative and qualitative disclosures about market risk	179-185
12.	Description of securities other than equity securities
	A. Debt securities	Not applicable
	B. Warrants and rights	Not applicable
	C. Other securities	Not applicable
	D. American depositary shares	131-132, 219-221
Part II
13.	Defaults, dividend arrearages and delinquencies	Not applicable
14.	Material modifications to the rights of security holders and use of proceeds	Not applicable
15.	Controls and procedures
	A. Disclosure controls and procedures	88, 92-93
	B. Management’s report on internal control over financial reporting	88, 92-93, F-22
	C. Attestation report of the registered public accounting firm	135-137
	D. Changes in internal control over financial reporting	88, 92-93, F-22
16A.	Audit committee financial expert	90
16B.	Code of ethics	94, 218
16C.	Principal accountant fees and services	94-95, 155
16D.	Exemptions from the listing standards for audit committees	Not applicable
16E.	Purchases of equity securities by the issuer and affiliated purchasers	146, 187-189
16F.	Change in registrant’s certifying accountant	Not applicable
16G.	Corporate governance	77, 218-219
16H.	Mine safety disclosure	Not applicable
16I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	Not applicable
16J.	Insider trading policies	94
16K.	Cybersecurity	95
Part III
17.	Financial statements	Not applicable
18.	Financial statements	143-193
19.	Exhibits	228-229, 233-245
Additional information
	Glossary of terms and US equivalents	231-232

F-7	Diageo Form 20-F 2026

Introduction
Diageo is a global leader in the beverage alcohol industry with an outstanding collection of brands across spirits and beer. Its products are sold in nearly 180 countries around the world and its brands include Johnnie Walker, Crown Royal, JεB and Buchanan’s whiskies, Smirnoff and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness. Diageo's new strategy focuses on relevant brands in competitive category strategies, the customer and a fully integrated end-to-end supply chain.
Diageo plc is incorporated as a public limited company in England and Wales. The company which is now Diageo plc was incorporated as Arthur Guinness Son and Company Limited on 21 October 1886. The Diageo group was formed by the merger of the
Grand Metropolitan Public Limited Company and Guinness plc groups in December 1997. Diageo plc’s principal executive office is located at 16 Great Marlborough Street, London W1F 7HS, England and its telephone number is +44 (0) 20 7947 9100. Diageo plc’s agent for service in the United States for the purposes of Diageo’s registration statement on Form F-3 (333-294004) is General
Counsel, Diageo North America, Inc., 175 Greenwich Street, 3 World Trade Center, New York, NY 10007.
This is the Annual Report on Form 20-F of Diageo plc for the year ended 30 June 2026. The information set out in this Form 20-F does not constitute Diageo plc’s statutory accounts under the UK Companies Act for the years ended 30 June 2026, 30 June 2025 and/or 30 June 2024. The accounts for the years ended 30 June 2025 and 30 June 2024 have been delivered to the registrar of companies for England and Wales and those for the year ended 30 June 2026 will be delivered to the registrar of companies for
England and Wales in due course.
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
For more details, please refer to the Cautionary statement concerning forward-looking statements on page 213.
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
The financial performance expectations related to Diageo’s Accelerate programme, Diageo’s fiscal 27 outlook, Diageo’s medium-
term guidance and any other statements related to Diageo’s performance expectations for the year ending 30 June 2027 or thereafter included in this document have been prepared by and are the responsibility of Diageo’s management. PricewaterhouseCoopers LLP has not audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the financial performance expectations and, accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto. The PricewaterhouseCoopers LLP report included in this document relates to Diageo’s historical financial statements. It does not extend to the financial performance expectations and should not be read to do so. The financial performance expectations were not prepared with a view toward compliance with published guidelines of the Securities and Exchange Commission or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information.

F-8	Diageo Form 20-F 2026

Introduction (continued)
Information presented
Organic movements and organic operating margins are before exceptional items. Commentary, unless otherwise stated, refers to organic movements. Share, unless otherwise stated, refers to value share. See page 205 for explanation and reconciliation of non-
GAAP measures, including organic net sales, organic operating profit, free cash flow, adjusted operating cash flow, eps before exceptionals, ROIC, adjusted net debt, adjusted EBITDA and tax rate before exceptional items.
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
•Disclosures under the heading ‘Fiscal 26 non-financial performance’ on page 3.
•Disclosures under the heading ‘Statement on Section 172 of the Companies Act 2006’ on page 5.
•Disclosures under the headings ‘Spirit of Progress’ and ‘Looking forward’ in the Chair’s statement on page 5.
•Disclosures under the heading ‘Looking to the future’ in the Chief Executive’s statement on page 7.
•Disclosures under the heading ‘An attractive investment case’ on page 14.
•Disclosures under the heading ‘Non-financial performance’ on pages 18 to 19.
•Disclosures under the heading ‘Health and safety’ on pages 38 to 39.
•Disclosures under the heading ‘Stakeholder engagement’ on pages 80 to 83.
•Disclosures under the heading ‘Workforce Engagement statement’ on page 86.
•Disclosures under the headings ‘Going concern’, ‘Risk Management’ and ‘Viability statement’ on pages 91 to 92.
•Disclosures under the headings ‘Disclosure of information to the auditor’, ‘Corporate governance statement’ and ‘Political donations’ on page 130.

2	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information
Diageo at a glance
A broad portfolio of iconic brands
Our global footprint
200+
brands

c.180
countries and territories

27,500+
employees

110+
manufacturing sites
Our performance
$19.6bn
fiscal 26 reported net sales

1.8x
larger than nearest international spirits
competitor(1)

#1
in international spirits by retail sales value(1)
Our key categories
Reported net sales by category (%)

ò	Scotch	24
ò	Tequila	12
ò	Vodka	8
ò	Canadian whisky	6
ò	Rum	5
ò	Liqueurs	5
ò	Gin	4
ò	IMFL whisky	4
ò	US whiskey	2
ò	Chinese white spirits	2
ò	Beer	18
ò	Ready-to-drink (RTD)	4
(1)IWSR 2025

3	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

Performance highlights
Fiscal 26 financial performance

Volume (equivalent units)
EU227.1m
(2025: EU230.1m)
Reported movement	(1)%
Organic movement(1)	—	—

Reported operating profit
$3,156m
(2025: $4,335m)
Reported movement	(27)%
Organic movement(1)	2%

Reported net sales(2)
$19,643m
(2025: $20,245m)
Reported movement	(3)%
Organic movement(1)	(2)%

Net cash from operating activities
$4,392m
(2025: $4,297m)
2026 free cash flow(1)	$3,211m
2025 free cash flow(1)	$2,748m

Earnings per share (eps)
78.1c
(2025: 105.9c)
Reported movement	(26)%
Eps before exceptional items movement(1)	1%

Total recommended dividend per share(3)
50.00c
(2025: 103.48c)
Fiscal 26 non-financial performance
Positive drinking
2.96m
(2025: 3.60m) Total to date: 14.98m
Reach of Diageo Positive Drinking education
programmes and partnerships. Comprising:(4)
Number of people educated on the dangers of
underage drinking through a Diageo-supported
education programme is 1.71m (2025: 1.99m(5));
Number of drink driving educational experiences
delivered 1.25m (2025: 1.61m(5)).
Water replenishment
100%
(2025: 84%)
Cumulative progress: Replenish more water than
we use for operations in water-stressed areas.
Inclusion and diversity

44%
(2025: 43%)
Percentage of female leaders globally

46%
(2025: 46%)
Percentage of ethnically diverse leaders globally
Greenhouse gas emissions(6)
(25.7)%
(2025: (20.9)%)
Percentage change in absolute direct and indirect
greenhouse gas emissions (market/net based)
compared to fiscal 22 baseline
(1)See definitions and reconciliation of non-GAAP measures to GAAP measures on pages 205-211.
(2)Net sales are sales less excise duties.
(3)Includes recommended final dividend of 30c for fiscal 26.
(4)These programmes measure different outcomes and are reported over different reporting periods. Refer to the Non-Financial Reporting Boundaries and Methodologies document for further information.
(5)Comparative fiscal 25 target results are presented to two decimal places to improve comparability with current year reporting.
(6)Data for the baseline year and for the intervening period up to the end of last financial year has been recalculated in line with our Non-Financial Reporting Boundaries and
Methodologies.
Unless otherwise stated in this document, percentage movements refer to organic movements. For a definition of organic movement and reconciliation of all non-GAAP measures to GAAP measures, see pages 205-211. Share refers to value share. Percentage figures presented are reflective of a year-on-year comparison, namely 2025-2026, unless otherwise specified.

4	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

Chair's statement
A year of change
This has been a year of significant change for Diageo, but
one in which we have taken important steps to drive the
company’s transformation.
The operating environment has remained volatile, largely owing to continued
macroeconomic and geopolitical uncertainty. We also recognise that Diageo should be doing more to reach its potential. I want to be clear about that. As we close the fiscal, we are looking to Diageo’s future with confidence and conviction.
Whilst we continue to face challenges, spirits remain an attractive and resilient category, with growth in Europe, LAC, Africa and Asia Pacific (when excluding Chinese White Spirits). There is much work to be done, particularly in North America, which remains a softer market, but as a Board we are encouraged by the new direction of the business and the progress made in establishing a clearer path forward.
When I wrote to you a year ago, I said my immediate focus was to appoint the right Chief Executive. I would like to thank Nik Jhangiani for his leadership as
Interim Chief Executive while the Board and I focused on that process.
In November, we were delighted to announce the appointment of
Sir Dave Lewis as Chief Executive. Dave joined the business in January and has made a strong start.
He is a proven Chief Executive with extensive marketing and brand-building experience, coupled with an outstanding track record of leading global consumer businesses.
The Board is confident that Dave will work with the team to lead Diageo through its next successful chapter.
He has hit the ground running, spending time across the regions, listening to colleagues, customers and partners, and working with his leadership team to establish a clear view of what needs to change. In early August, he updated both our employees and then investors on his plans and strategy.
This strategy sets out some of the significant moves that are already being implemented across the business, including changes to the operating framework to make Diageo more competitive. We recognise that changes of this scale can be difficult in the short term, and I would like to thank colleagues across Diageo for the commitment and passion they have shown throughout the year.

5	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information
Under Dave and his leadership team, the Board is confident that Diageo is on the right path to returning to consistent growth and delivering stronger shareholder returns.
Driving long-term shareholder value and
strengthening the balance sheet
As we look to the task ahead, our focus is firmly on restoring stronger performance across the business as a whole.
We recognise that the full benefits of the new strategy will take time to come through.
Consumer confidence remains fragile across many developed markets, which in turn has an impact on willingness to spend. North America has continued to experience softer demand, while geopolitical uncertainty, including ongoing conflict in the Middle East and tensions affecting global trade, have added further complexity.
We need to ensure that our portfolio is positioned for how consumers are engaging with brands today, that our pricing remains relevant and that investment is focused on the areas with the greatest potential to drive sustainable growth.
Delivering long-term growth also requires a stronger financial foundation. For the Board, that has meant a clear focus on strengthening Diageo’s balance sheet and reducing financial leverage. Over the course of the year, we took a number of important actions to deliver on that ambition, while continuing to drive investment behind our portfolio of brands.
Steps included improving operating cash flow, progressing strategic disposals and taking the necessary decision to reduce the dividend.
On disposals, we announced the sale of East African Breweries PLC, where we would like to thank colleagues across Kenya, Uganda and Tanzania for their commitment and professionalism. We also announced the sale of our stake in
Royal Challengers Bengaluru cricket team.
We know the dividend is important to our shareholders, and the Board did not take its decision to change the dividend policy lightly. However, we believe it was a necessary and responsible step to strengthen the balance sheet, create greater flexibility and put the business in a stronger position to invest for growth. We have already seen the impact of those decisions start to come through, with net debt to adjusted EBITDA of 3.1x at year-end, down from 3.4x year-on-year.
By focusing the business on a simpler set of priorities and measures, we are confident Diageo can reinforce its position as the leading international spirits business and deliver stronger shareholder value over the coming years.
Leadership changes
Alongside the appointment of a new Chief Executive, the composition of the
Board has continued to evolve.
We were delighted to welcome John Rishton as a Non-Executive Director in November 2025. John brings more than 40 years of experience across large multinational companies and global industries, including senior roles at Rolls-
Royce, Informa and British Airways.
He has joined the Audit and Nomination Committees, and I would like to thank him for the contribution he has already made.
The Board will also be strengthened by the appointment of Alex Keith, who joins in November. She brings with her more than 30 years of leadership experience at Procter & Gamble, most recently as CEO of P&G Beauty, alongside expertise in strategy, brand-building, international business, and sustainability.
In addition to these Board changes, this financial year has marked a period of change for Diageo’s Executive Committee.
While Nik Jhangiani served as Interim Chief Executive, Deirdre Mahlan returned as Interim Chief Financial Officer. We are very grateful to Deirdre for once again supporting Diageo and for her many contributions over the course of her distinguished career with the company. The Board also supported the Chief
Executive as he reshaped his Executive Committee for fiscal 27 and beyond, as detailed in his statement.
Having the right management team in place is essential to delivering Diageo’s strategic priorities and strengthening performance. The Board is confident that the reshaped Executive Committee brings the experience, focus and energy needed to do so.
Spirit of Progress
As we reshape the business, we are also maintaining our focus on the areas that are central to Diageo’s long-term resilience and values.
We have continued to make progress against our Spirit of Progress ESG action plan and have achieved our ambition of replenishing more water than we use in our operations in water-stressed areas, with work continuing across markets including Mexico, India and countries across Africa.
Water stewardship remains critical to the resilience of our operations and to the communities in which we operate. It is one of the areas where Diageo can make a substantial and lasting contribution.
Positive drinking also remains central to our approach. Ahead of the FIFA
World Cup this year, we launched “The Best Move: Celebrate Responsibly”
across Latin America and the Caribbean, using the reach of the tournament and our brands to encourage simple moderation habits and responsible celebration.
While Spirit of Progress is no longer part of the long-term incentive plan, the accelerated work undertaken in recent years has embedded its priorities more deeply within the business and will continue to be a focus for the Board.
Together, this work reflects our continued commitment to using Diageo’s scale and influence responsibly, while supporting the long-term resilience of the business and the communities in which we operate.
Looking forward
The decisions made this year have laid the foundations for the next phase of
Diageo’s transformation.
I believe we will look back on this financial year as a year in which we took important steps to set the business up for the future.
We are clear on Diageo’s growth priorities and, as a Board, we believe we have the right leadership, culture and strategy in place to deliver on them.
There remains much to do, and we do not underestimate the challenges ahead.
However, we remain confident in the fundamentals of the business; in the long-
term attractiveness of the spirits market and the role of our spirits portfolio, including RTDs; in the continued growth potential of Guinness; and in the strength of Diageo’s market positions.
I am encouraged by the start Dave and his team have made and the work they are doing to accelerate Diageo’s repositioning into a fundamentally more competitive business, capable of delivering sustainable growth and long-term value for shareholders.
Finally, I would like to thank all our colleagues that were part of the journey this past year. Their commitment, resilience and passion for our brands have been deeply appreciated throughout a demanding time.
The Board and I look forward to working with Dave, his leadership team and colleagues across Diageo as we take the company into its next chapter.
Sir John Manzoni
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
including climate change, and the group’s reputation.
Read more about how stakeholders were taken into account in decision-making on pages 80-86.

6	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

Chief Executive's statement
The case for change
I was delighted to be asked to join Diageo in January this
year. This is a business I have long admired, a company
with an extraordinary portfolio of brands, steeped in
history and craft.
There is no denying that fiscal 26 was a challenging year, particularly given the macroeconomic backdrop and continued pressure on consumer wallets. There are some positives, we have seen growth in three out of five of our regions, however, we have been uncompetitive in our largest market, North America, and urgent work is underway to address this.

7	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information
Between January and April, the Executive team and I looked back to objectively analyse how we were performing. We did this through the lens of four key stakeholders (shareholders, customers, colleagues and our supply partners). This resulted in the revised strategy we recommended to the Board in April.
When we look at the evolutions of our markets, three factors are really important. Demographics and the size of the Legal Drinking Age population, consumer economics and specifically disposable income and consumer attitudes and behaviours. The biggest pressure we see today is economic, with consumers being more selective about their discretionary spending. Moderation and low and no alcohol remain important trends that we stay close to and we continue to watch GLP-1s carefully. Yet, early data indicates that the impact is lower on spirits when compared to beer and wine.
The shape of the spirits sector is also evolving. Premiumisation remains integral to our strategy but this is now more nuanced. We need to keep growing premium and luxury where the opportunity exists, whilst also utilising the full price and format ladder of our brand portfolio. That means better price-pack architecture, more relevant propositions, and formats that meet consumers where they are.
The growth in ready-to-drink (RTD) cocktails is also interesting in this regard.
We should not treat RTDs as separate from spirits. Consumers come to many
RTD occasions with similar motivations to spirits occasions, and RTDs are increasingly important to how consumers engage with our brands, they are portable, consistent and represent good value for money vs an on-premise purchase. We created this space with Smirnoff Ice 25 years ago, but we lost focus. We are now aligning RTDs with our spirits brands and reassessing the opportunity.
This is why we are changing the way we define the market we compete in.
Going forward, our focus is on winning in total spirits, including RTDs, and on
Guinness in premium beer.
At our interim results in February, I outlined that customers are a critical part of the case for change. Diageo has too often relied on the strength of its brands without prioritising its customer partnership, category management, service and execution. That has to change. Our ambition is to help grow our customers’
categories and to gain from that growth – winning together.
We also need to think differently about suppliers. We will have clearer expectations, stronger partnerships, more collaborative innovation and better end-to-end processes so that our suppliers can help us build a more resilient, more agile and more competitive Diageo.
We have also listened very closely to our colleagues. They want a clearer, simpler, and more efficient Diageo. This has informed the new operating framework, the rewiring of the business, and the work we are doing on purpose and behaviours.
As an Executive team we are confident that these changes will create stronger total shareholder returns and will allow us to look at the choices we make, the capital we deploy, and the returns these generate. Over the next two years, we will invest $1.2 billion in restructuring to generate $1 billion in annual savings.
We will invest this back to advance innovation, our overall competitiveness and to protect underlying profitability.
Strategic choices: people, purpose, performance
Since January, we have undertaken a thorough listening programme with thousands of our employees, including leadership conversations, colleague feedback, focus groups and open-ended input from across the organisation. That work helped us define not just what needed to change but also created a new purpose for the company.
This was built around a simple idea: crafting iconic drinks chosen for life’s moments. This reflects what makes Diageo special. We craft drinks, not just liquids. We build brands that are chosen by name. And we play a role in moments that matter to people.
Alongside this purpose, we have begun to reset the behaviours we need to deliver the strategy. Culture is not separate from strategy. It is shaped by the purpose we pursue, the behaviours we reward, and the way we organise ourselves. The new Diageo behaviours are: One Team, Competitiveness, and
Decisiveness.
Our strategic focus is clear. Diageo will compete across a full price and format ladder in spirits, including RTDs, in premium beer through Guinness, and across the on-trade to ensure consistent global visibility. For Diageo to win, we have deliberately designed the business to build and extract the benefits of
Diageo’s scale, capability and portfolio.
We have also done significant work on the operating model. We have created five regions and 23 country or cluster organisation, to produce clearer accountabilities between global, regional and market teams. This will allow us to gain advantage from our scale, while preserving the local insight and execution that matter most to consumers and customers.
During the year, the Board took action to create the financial flexibility needed to support the turnaround. We have to strengthen the balance sheet and reduce leverage, while continuing to invest in the areas that will make Diageo more competitive. These are not separate choices. A stronger balance sheet gives us greater flexibility and optionality; targeted investment in the right areas is what will rebuild growth, cash generation and long-term shareholder value. After investing $3.75 billion of capital expenditure and funding the restructuring charges, we expect to generate around $8 billion of cash over 3 years. In 2026 we have reduced leverage to 3.1x, with the expected sale of EABL and the completion of the Royal Challenges Bengaluru cricket team (both expected to close in H2 calendar 2026) we expect to see leverage be around 2.75x in fiscal
27.
We will prioritise investment where it improves competitiveness, strengthens our brands, builds the capabilities we need, and has a clear path to value creation.
Leadership changes
Within the Executive Committee, John O’Keeffe moved to become CEO &
President of Diageo North America, Dayalan Nayager became President of a newly combined EMEA region, Sujay Wasan was appointed as President,
APAC, and Natalie Bickford as Chief People Officer.
I would also like to thank Louise Prashad, Hina Nagarajan and Sally Grimes for their service to Diageo and for the important contributions they made to the business.
Looking to the future
I am encouraged by the strength of our brands, the passion of our people, and the quality of our craft, but there is hard work ahead.
I want to thank our colleagues around the world for their commitment through a year of change. I also want to thank the Executive Committee, the Board and our Chair for their support and challenge as we shape the next phase of Diageo.
Sir Dave Lewis
Chief Executive

8	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

Our fiscal 26 performance
Our fiscal 26 performance
Diageo’s performance in fiscal 26 saw growth in Europe,
LAC and Africa, offset by weakness in North America
and Asia Pacific. Organic net sales declined 2.0% with
volume down 0.4% and an unfavourable price/mix of
1.6%, primarily as a result of adverse mix due to US
spirits performance and weaker results in Chinese White
Spirits (CWS). Excluding CWS, organic net sales for the
group would have been c.1.5% higher.
Organic operating profit increased by 2.0%, with organic operating profit margin up 116bps, mainly due to the benefit of cost savings, partly offset by adverse mix and tariffs.
Our continued focus on cash is delivering lower leverage, as free cash flow increased by $463 million to $3.2 billion. The sale of East Africa Breweries plc
(EABL) remains on track to complete in calendar H2 2026. The disposal of
Royal Challengers Bengaluru (RCB) cricket team by United Spirits Limited is progressing as planned.
We are focused on recovering our competitiveness in NAM and we are working through the consequences of Government policy in Chinese white spirits.
On 6 August, we announced a new strategy, which is set out on page 10.
Our previous strategy, the Growth Ambition, is summarised in the table below.
Former strategy, now retired
Strategy
Unleash the power of our brands and portfolio to lead and shape consumer trends executed with operational excellence
Brands and portfolio
Consumer trends

Operational excellence
Enablers
Building a more ‘Digital Diageo’ with
end-to-end transformation impact
Diverse and engaged talent with an
inclusive culture, behaviours and new
organisational capabilities
‘Spirit of Progress’ focus; doing
business the right way from grain
to glass
Outcomes
Deliver sustainable
top-line growth
Increase operating
leverage
Optimise
returns
Maximise free
cash flow

9	Diageo Annual Report 2026

Strategic report	Governance report	Financial statements	Additional information

Our new purpose
Brands driving fiscal 2026 performance - case studies
Consumer trends
Smirnoff Ice: From brand
refresh
to category outperformance
Known as the 'OG' RTD, Smirnoff Ice pioneered the RTD
category and celebrated its 25th anniversary last year with the launch of its first ever global campaign and brand refresh to take it forward for another 25 years and beyond.
The campaign built on the brand's original witty, self-aware tone which continues to resonate with consumers today. The move from glass bottles to cans in key markets including Great Britain, North America, Brazil and Ireland, enabled us to express the brand's vibrancy and flavour in a modern way while expanding our presence in the convenience sector, with a single-serve can for consumers on the go.
With flavour remaining the key driver of consumer choice in the RTD category(1), we extended our core range with new flavours inspired by trusted favourites from around the world, including Green Apple and Raspberry.
The launch of Smirnoff Crush in Great Britain followed its success in North America and
Australia where 72% of consumers repurchased after initial trial. This big, bold flavour innovation delivers a higher ABV in a larger RTD format — opening new occasions and reinforcing the brand's commitment to innovation-led growth and led to the extension of the flavour line up in June 2026.
Our strong commercial strategy both in-store and across third-party spaces is also showing great success. Over the past two years, Smirnoff Ice secured more than 170 music event and festival partnerships worldwide, reaching over four million people.
Smirnoff Ice outperformed the RTD category across Brazil (RTDs grew 10% while
Smirnoff Ice grew 30%) and Germany (RTDs grew 10% while Smirnoff Ice grew 83%).
In Ireland, where Smirnoff Ice became the number one RTD brand in the market, the RTD category grew 37%, compared with 56% for Smirnoff Ice(2).
With all of this in play, Smirnoff Ice is well positioned for its next chapter of growth —
re-energising the brand for existing fans and a new generation of consumers alike.
(1)Kantar, 2025
(2)IWSR, 2025
Guinness growth
Guinness: Turning
moments that matter
into brand growth
Guinness continues to build momentum
among consumers around the world,
creating significant opportunities ahead
to recruit the next generation of Legal Purchase Age (LPA+) drinkers.
Celebrating the moments that matter most to consumers is a key part of that strategy.
As consumers look for more ways to connect with each other in real life, Guinness transformed one of its most iconic brand assets to invite people to share their own ‘Pint of View’. By removing the pint silhouette from its beer mats, we created a frame for communities to fill the space it left behind and capture their own ‘lovely days’. What began in thousands of pubs across Ireland has been seen by millions through user-generated content on social media, showing up across cultural moments from match days to Oasis gigs. Beyond the pub we scaled ‘Pint of View’ across media channels with life-size builds at stadiums, night-time projections in capital cities and iconic billboard placements. ‘Pint of View’ has delivered impressive results. After an initial rollout of 2.5 million beer mats in Ireland, demand surged, with more than 10.8 million mats ordered globally to date.
In Ireland, pubs stocking the beer mats saw higher year-on-year rate of sale growth than those that did not. The momentum has continued
across social media and culture, reaching an audience of 3.7 million and growing, delivering 480% higher engagement and 595% greater reach than average Guinness social content. By building on a behaviour consumers were already embracing — capturing and
sharing life’s moments — Guinness transformed everyday
experiences into a canvas for storytelling, strengthening brand relevance with a new generation of LPA+ drinkers.

10	Diageo Annual Report 2026

Strategic report	Governance report	Financial statements	Additional information

Purpose
Crafting iconic drinks chosen for life's moments
DIAGEO
Culture
Operating framework
Operating framework
Operating framework
Strategy
Where we play
How we win
Behaviours
One Team
Decisive
Competitive

Purpose
Crafting iconic drinks chosen for life's moments
Operating framework
Operating framework
DIAGEO
Culture
Strategy
Where we play
How we win
Operating framework
Behaviours
One Team
Decisive
Competitive

Our turnaround plan
Our turnaround plan
At our Capital Markets Day on 6 August, we shared our plans for a turnaround of our performance, including a new purpose, strategy, behaviours and operating framework.
Our new purpose – crafting iconic drinks chosen for life’s moments – sets out why our business exists and allows every colleague to see how they contribute to this.
Our strategy sets out where we play and how we win:
Where we play
Full price and format ladder in spirits, including RTDs
Compete across occasions, price points and formats, using the breadth of our portfolio to grow volume and value market share
Premium beer with Guinness
Accelerate Guinness globally to grow volume and value share in premium beer
On-trade
Build a consistent global on-trade capability through strong customer partnerships and excellent execution
How we win
Relevant brands in competitive category strategies
Strengthen brand relevance through competitive category strategies to grow share
Customer, customer, customer
Put customers at the centre of planning and execution to grow categories and create shared value
Fully integrated end-to-end supply chain
Connect demand, production, inventory and delivery through an integrated supply chain that improves customer service, agility and productivity
As we execute against our new strategy, we will focus all colleagues at Diageo on our three new behaviours – One Team, Decisive, Competitive – hard-wired into everything we do, including all our systems and processes, how we hire and manage our talented people and in our every day experiences of working in the organisation.
Finally, our new operating framework is creating a more competitive Diageo, with a single standardised model for our 23 Markets within five Regions, significantly reducing duplication, while delivering a much more focused and efficient business, able to take decisions much faster.

11	Diageo Annual Report 2026

Strategic report	Governance report	Financial statements	Additional information

Blue Label
JOHNNIE WALKER
GOLD LABEL
RESERVE
DOUBLE BLACK
BLACK RUBY
BLACK LABEL
RED LABEL

BUNDABERG
CAMPFIRE

Our new strategy is already delivering
The strategy has been deliberately designed to build and extract the benefits of Diageo’s scale, capability and portfolio. Below we have highlighted some of the ways in which this is already delivering stronger performance and growth.
Relevant brands in competitive category strategies
Whisky in the UAE
Whilst the UAE is often associated with luxury spending, this represents only a small portion when looking at spirits consumption. In reality, around eight in 10 bottles of whisky consumed in the UAE sit in the standard and value segments.(1)
A review of our portfolio showed that VAT 69, Black & White and JεB were priced in the same bracket as Johnnie Walker Red Label, a leader in the standard segment.(1)
Further down the price ladder, however, significant volume was being captured by entry-level secondary Scotch and Indian whisky brands.
Consumer insights show us that even across all price segments, shoppers are looking to premiumise. Premiumisation is not defined by a universal price point; it is relative to each consumer’s income, shopping basket and perception of value.
This was especially relevant in the UAE, where many standard and value whisky consumers originate from India. In India, brands such as VAT 69 and Black & White already have strong aspirational appeal.(1) The issue was not brand relevance, but affordability and availability.
We therefore repriced the brands and improved distribution in the right outlets. Once these barriers were addressed, demand accelerated quickly. In just 20 days, VAT 69 sold the same volume it had delivered over the previous year at the old price. Market share gains began to appear within three months.
The initiative started in the UAE, the largest opportunity in MENA, and is now being rolled out selectively across the region.
(1)IWSR, 2025
  Bundaberg Rum in Australia
Bundaberg Rum has always had a distinctive place in Australian culture.
Known locally as Bundy, the brand is strongly associated with easy-going sociability and the moments Australians share together.
When Bundaberg Campfire Bourbon Barrel Finished Rum launched in 2023, the team set out to create a more contemporary expression of one of
Australia’s most iconic rum brands. Known in-market as Bundy Campfire, the innovation was designed to broaden the brand’s appeal, recruit younger
LPA+ consumers and stretch Bundy into new occasions.
Launched first as a glass spirit in August 2023, then expanded into RTD in
February 2024, Bundy Campfire has quickly become a significant growth platform for the Bundaberg trademark. For existing Bundy drinkers,
Campfire offered a fresh expression of a familiar brand. For consumers who may not have previously considered Bundy, it created a more accessible entry point into the trademark.
In fiscal 26, the platform was further strengthened with the introduction of two new variants: Bundy Campfire Zero Sugar and Bundy Campfire & Dry.
These additions expanded the range into more consumer occasions, responding to growing demand for lighter, more refreshing serves and zero/
lower sugar options. By broadening choice while staying anchored in the distinctive Campfire liquid story, the new variants have helped accelerate performance and further build the platform’s relevance with today’s dark spirits consumers.
Campfire is helping Bundy grow with new consumers and in new geographies. The platform is over-indexing with younger LPA+ consumers and expanding Bundy’s footprint outside traditional Heartland areas, helping the brand appeal to a broader national audience.(1)
Since launch, Bundy Campfire has rapidly become a meaningful growth platform for the Bundaberg trademark. It now represents more than 10% of the total Bundaberg trademark, demonstrating the scale and strength of the proposition across glass and premix. Bundy was the #1 brand for dark spirits share gains, with Bundy Campfire a key driver of that momentum.(1)
The success of Campfire shows how innovation can unlock new growth for an iconic trademark.
(1)Circana, 2026

12	Diageo Annual Report 2026

Strategic report	Governance report	Financial statements	Additional information

Our business model
Creating value for all our stakeholders
Creating value
Our business model allows us to create
value across three main areas:
•Financial – for our investors
•Human – for our people, suppliers,
customers and consumers
•Social – for our communities
What we do
1. We source
From smallholder farmers in Africa and Mexico, to
multinational companies, we work with our suppliers to procure high-quality raw materials and services, with sustainability in mind. Where it is right for our business, we grow and source locally.
2. We innovate
Using our deep understanding of consumer trends and
socialising occasions, we focus on driving sustainable
innovation that provides new products and experiences for
consumers; be that a non-alcoholic option, an offering that suits convenience or improving the on-trade experience.
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
6. We market to consumers
We invest in world-class marketing to build vibrant brands that resonate with our consumers. To do this responsibly, we have our rigorous Diageo Marketing Code which guides everything
we do.
7. We help consumers connect
We continually evolve our data tools to understand consumers’
attitudes and motivations. We convert this information into
insights which enable us to respond with agility to our
consumers’ interests and preferences.

Our stakeholders
Our people	Communities
Consumers	Investors
Customers	Government and regulators
Suppliers

13	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

VISIT US IN SCHIEDAM HOLLAND
Ketel One
VODKA
FAMILY MADE
AT THE
NOLET DISTILLERY
Vodka
Ketel One Vodka

Market dynamics
Understanding market dynamics
We continue to believe in the long-term growth potential of spirits, including RTDs, and premium beer. The outlook is being shaped by three factors: demographics, consumer wallets and consumer behaviours. While near-term pressures remain, particularly on wallets, consumers continue to engage with our categories.
Demographics
Demographics remain a long-term tailwind for
spirits. Population growth expands the legal
purchasing age consumer base, while spirits
continue to engage consumers across a broad range
of ages. Compared with alcohol overall, spirits
spending is sustained across a broader span of
adulthood, making the category well positioned as
populations age.(1) Legal purchasing age Gen-Z
consumers are also engaging strongly with spirits
and RTDs, with penetration above the general
population across a range of markets.(2)
Consumer wallets
Consumer wallets are the most significant near-
term pressure, particularly in developed markets
where income growth has lagged inflation and
discretionary spending has come under pressure.
This is increasingly affecting middle-income
consumers as well as lower-income households.
With wallets under pressure, consumers are
looking for ways to stay in the category and
continue to consume premium brands, including
through smaller formats and RTDs. In many
emerging markets, the picture is a tailwind, with
stronger income growth, economic development
and an expanding middle class supporting category
participation and premiumisation.
Consumer
behaviours
Three behavioural trends are shaping the category:
evolving social behaviours and alcohol's role
within them, convenience, and GLP-1s. While
consumers report moderating their alcohol
consumption, this is a nuanced behaviour driven by
both health and financial considerations, and often
involves continuing to participate in the category
through lower-strength products, smaller formats
and RTDs. Convenience remains a persistent
behavioural trend supporting RTD growth, while
current evidence suggests GLP-1s have a lower
impact on spirits than on beer and wine.(3)
1-3%
Expected global value growth
in spirits, including RTDs over
the next three years(4)

1-3%
Expected global value growth
in premium beer over the next
three years(5)
(1)US Bureau of Labor Statistics, 2024: US Annual HH spend on spirits at home, by age of primary householder, indexed vs US average spend, 2024
(2)BGS Kantar F26, Claimed spirits/RTD penetration of TBA drinkers, Index of LPA-29 vs market average; spirits exclude baijiu
(3)Numerator L12M spend decline delta, GLP-1 users vs non-users (ppt), average of 4 waves of analysis via Numerator - Wave 1 (Jan ’25), Wave 2 (Apr ’25), Wave 3 (Oct ’25), Wave 4 (Jan ’26)
(4)Internal projections
(5)Internal projections

14	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

Investment case
An attractive investment case
Spirits including RTDs and premium beer are resilient categories with significant growth potential. Diageo will win share by using our full portfolio of brands in competitive category strategies, with a strong focus on customer partnerships.
Combined with a much more competitive and efficient operating framework, a clear financial plan to improve growth, cash generation and shareholder value creation, we believe Diageo represents an attractive investment case..
1. Spirits including RTDs and premium
beer are resilient categories with
significant growth potential
We are positive on the outlook for spirits including RTDs, and we see long term growth potential. We firmly believe that we can grow both volume and value share. This will be supported by leveraging the strength of our brands and recruiting LPA+ consumers through a more focused RTD strategy. Our global footprint will ensure that we benefit from both developed and emerging market growth; with growth in the earlier years expected to offset performance in North
America.
In premium beer, we continue to see significant growth potential for Guinness.
We are investing in Guinness to help sustain its double-digit growth. We have clear plans to both add capacity over the coming years and extend brand reach through a combination of business models; to support and capture Guinness and
Guinness 0.0 growth potential.
2. Category strategy to serve more
consumers across more occasions
While the business will continue to focus on premiumisation, a key growth driver over the last decade, we are being more active across our broader portfolio. Implementation of a category strategy across the business will allow us to serve more consumers across more occasions. While some of this will involve price repositioning across the portfolio, it will also include additional formats such as smaller packs and RTD expressions. Results to date have demonstrated that this can increase both gross profit dollars and market share.
Successful execution of this strategy will also enable us to better serve our customers, particularly in the off-trade, strengthening Diageo’s ability to become a category champion across categories and ultimately growing revenue for both our customers and our business.
The category strategy work will take longer in North America, where a significant turnaround is required and where the three-tier system adds complexity. However, early success in Latin America and Caribbean already demonstrates the potential of this approach to drive outperformance.
3. Operating framework creating a more
agile, more competitive Diageo
We have made significant progress redesigning our operating framework to become more competitive. We are investing $1.2 billion in a 2-year restructuring plan, $1.1 billion in the new operating framework and $100 million in the supply chain. $752 million of this has been charged in fiscal 26, but the cash will flow out in fiscal 27 (the balance will be committed and spent in fiscal 27). By 1 September 2026, we will have implemented 90% of planned restructuring changes. More consistent organisational structures across five regions and 23 markets, a significant reduction in duplication at the centre, and implementation of end-to-end supply chain management will create a more focused business. This will enable us to be more agile as the market evolves and more focused on driver of value creation and returns; with clear accountability across the business on each division's contribution to this.
This plan will save c.$1 billion, with $850 million coming from the operating framework and c.$150 million from the supply chain. We will invest these savings back to advance innovation, selectively improve competitiveness and to protect underlying profitability.
4. Turnaround plan for North America,
while growth continues in the rest of the
world
We have shared clear financial plans for the next 3 years, as the turnaround progresses and with detail on planned assumptions for the North America business, our largest market, where the need for a turnaround is pronounced.
Our commitment to a low-single-digit CAGR in net sales from fiscal 27 to fiscal
29 is expected to be accompanied by a CAGR of mid-single-digit organic operating profit growth. Excluding North America, the rest of our business is expected to deliver net sales growth of 3-5%. Eps is expected to grow ahead of operating profit growth over this period. Our North America assumptions are clear with improved share trends across the period with share stabilisation from the second year and a return to share growth in fiscal 29.
5. Clear capital allocation priorities and
significantly increased financial flexibility
from fiscal 28
Cash remains a critical focus and our commitment to deliver remains key and well on track. We now expect to be at the mid-point of our target leverage range
(2.5-3x net debt(1)/EBITDA) in fiscal 27, and to be at c.2x by the end of fiscal
29 absent any actions that the Board may decide to take. This assumes completion of the EABL and RCB disposals as expected as well as the higher capex spend as we invest in Guinness. Delivery on our financial guidance will result in significantly increased financial flexibility from fiscal 28. Our capital allocation priorities are clear and unchanged, with the priority for the coming years an organic turnaround.
(1)Leverage ratio is calculated using adjusted net debt which is the equivalent to adjusted net borrowings (net borrowings plus post-employment benefit liabilities before tax).

15	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

THIS PAGE IS INTENTIONALLY LEFT BLANK

16	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

Our performance
Monitoring performance and progress

Reported measures
Net sales growth
(%)
Definition
Sales growth after deducting excise duties.
Operating profit growth
(%)
Operating profit growth, including exceptional
operating items.
Basic earnings per share
(cents)
Profit attributable to equity shareholders of the
parent company, divided by the weighted average
number of shares in issue.

Non-GAAP measures
Organic net sales growth
(%)(1)

(2.0)%
Definition
Sales growth after deducting excise duties,
excluding the impact of exchange rate movements,
hyperinflation adjustment and acquisitions and
disposals.
Organic operating profit growth
(%)(1)

2.0%
Organic operating profit growth is calculated on a
constant currency basis, excluding the impact of
exceptional items, certain fair value
remeasurements, hyperinflation adjustment and
acquisitions and disposals.
Earnings per share before
exceptional items (cents)(1)

165.3
Profit before exceptional items attributable to
equity shareholders of the parent company, divided
by the weighted average number of shares in issue.
Why we measure
This measure reflects our delivery of sustainable
top-line growth. Organic net sales growth is the
result of the choices we make between categories
and market participation, and reflects Diageo's
ability to build brand equity and grow market
share.
The movement in operating profit measures our
delivery of increasing operating leverage and
optimising returns. Consistent operating profit
growth is a business imperative, driven by
investment choices, our focus on driving out costs
across the business and improving mix.
Earnings per share reflect the profitability of the
business and how effectively we finance our
balance sheet. Eps measures our delivery of
optimised returns over time.
Performance
Reported net sales of $19.6 billion declined 3.0%
mainly due to organic net sales decline and the
impact of disposals. Organic net sales declined
2.0%. Volume down 0.4% and unfavourable price/
mix 1.6%.
Reported operating profit declined 27.2%, with
organic operating profit growth offset mostly by
exceptional restructuring costs and impairment
charges. Reported operating profit margin declined
535bps. Organic operating profit increased by
2.0%, with organic operating profit margin up
116bps, mainly due to the benefit of cost savings,
partly offset by adverse mix and tariffs.
Basic earnings per share declined 26.3% from
105.9 cents to 78.1 cents mainly due to exceptional
restructuring costs and impairment charges.
Basic eps before exceptional items grew 0.7% from
164.2 cents to 165.3 cents, largely due to higher
organic operating profit and favourable foreign
exchange largely offset by lower fair value
remeasurement, the profit impact of disposed
businesses and higher finance charges. This was
calculated using a weighted average number of
shares in issue excluding own shares of 2,224
million (fiscal 25: 2,222 million).
Read more on page 20.
Read more on page 21.
Read more on page 21.

17	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

Reported measures
Net cash from operating activities
($ million)
Definition
Net cash from operating activities comprises the
net cash flow from operating activities as disclosed
on the face of the consolidated statement of cash
flows.
Return on closing net assets
(%)
Profit for the year divided by net assets at the end
of the financial year.

Remuneration
Key Performance Indicators, which are
included within incentive plans to assess
performance for Directors' remuneration
purposes. More details can be found from
page 100.

KPI: Key Performance Indicator

Non-GAAP measures
Free cash flow
($ million)(1),(2)

3,211
Definition
Free cash flow comprises the net cash flow from
operating activities aggregated with the net cash
expenditure paid for property, plant and equipment,
and computer software.
Return on average invested capital
(ROIC)
(%)(1)

13.4%
Profit before finance charges and exceptional items
attributable to equity shareholders divided by
average invested capital. Invested capital
comprises net assets excluding net post-
employment benefit assets/liabilities, net
borrowings and non-controlling interests.
Total shareholder return (TSR)
(%)

(14)%
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
Performance
Free cash flow increased by $463 million to $3.2
billion. Free cash flow increase was driven by lower
capex and maturing stock investment along with
lower year-on-year tax payments, partly offset by an
adverse creditor movement and also the payment of
termination fees to Moët Hennessy. In addition,
fiscal 26 free cash flow includes a one-off working
capital adverse impact of c.$100 million mainly
related to inventory build ahead of the
implementation of the group's S/4HANA ERP
system.
Net capital expenditure was $1,181 million (fiscal
25: $1,549 million) to support investment in the
supply agility programme, supply capacity
expansion projects, including Guinness, and
investment furthering digital capability.
ROIC was 13.4% (fiscal 25: 13.7%) with the
positive impact of organic operating profit growth
more than offset by lower fair value
remeasurement and disposals.
TSR was down 14% over the past 12 months
driven by the lower year-on-year share price.
Read more on page 21.
Read more on page 21.
(1)Organic net sales growth, organic operating profit growth, earnings per share before exceptional items, free cash flow and return on average invested capital are non-GAAP measures.
See definitions and reconciliation of non-GAAP measures to GAAP measures on pages 205-212.
(2)For reward purposes this measure is further adjusted for the impact of exchange rates, hyperinflation adjustment and other factors not controlled by management, to ensure focus on our underlying performance drivers.

18	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

Our performance continued

Non-financial performance
Positive drinking

Number of people educated on the dangers of underage drinking through a Diageo-supported education programme	1.71m
(2025: 1.99m(1))
Total to date: 9.87m
Number of drink driving educational experiences delivered	1.25m
(2025: 1.61m(1))
Total to date: 5.11m
Employee engagement index

79%
Inclusion and diversity

Percentage of female leaders globally	44%
(2025: 43%)
Percentage of ethnically diverse leaders globally	46%
(2025: 46%)
Target
By 2030: 10 million people educated on the
dangers of underage drinking (from fiscal 18) and
5 million educational experiences delivered on the
dangers of drink driving (from fiscal 21).
Ambition
50% female and 45% ethnically diverse global
leader representation by 2030.
Definition
Number of people educated on the dangers of
underage drinking through a Diageo-supported
education programme and number of drink driving
educational experiences delivered.(2)
Measured through the Our Voice survey; includes
metrics for employee satisfaction, advocacy and
pride.
The percentage of women and the percentage of
ethnically diverse individuals who are in Diageo
leadership roles globally.
Why we measure
We want to change the way the world drinks for
the better by promoting moderation and addressing
the abuse of alcohol. We build credibility and trust
by transparently reporting the total number of
people educated on the dangers of underage
drinking and reporting the educational experiences
delivered on drink driving.
Employee engagement releases the full potential of
our people and our business, and it is a key enabler
to our performance. The survey allows us to
measure the extent to which employees believe we
are living our values and is one of the measures of
our culture. Reflecting on the results of our
employee engagement level and taking action on
important areas where needed each year helps us
build credibility and trust with our people.
Building an inclusive and diverse culture helps
drive commercial performance and ensures we
access the best talent. Transparently reporting the
gender and ethnic diversity of our leadership
cohort reflects our commitment to consistent value
creation through our diverse workforce.
Performance
Globally, this year, we educated 1.71 million
young people about the dangers of underage
drinking, and delivered 1.25 million educational
experiences on the dangers of drink driving.
This year 88% of our people completed the Our
Voice survey. 79% were identified as engaged.
88% declared themselves proud to work for
Diageo, 78% would recommend Diageo as a great
place to work and 71% were extremely satisfied
with Diageo as a place to work.
This year, 44% of our leadership roles were held
by women and 46% of our leaders were ethnically
diverse.
Read more on pages 40-41.
Read more on pages 36-37.
Read more on pages 42-43.
(1)Comparative fiscal 25 target results are presented to two decimal places to improve comparability with current year reporting.
(2)These programmes measure different outcomes and are reported over different reporting periods. Refer to the Non-Financial Reporting Boundaries and Methodologies document for further information.

19	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

Non-financial performance
Water efficiency(1)
Change vs baseline year

(14.9)%
Target
30% reduction versus 2020 baseline year by 2030.
Definition
Percentage change in the water efficiency index
across the company compared to fiscal 20 baseline.
Why we measure
Our water efficiency programme is critical to
addressing water security, particularly in water-
stressed areas. In addition to preserving our licence
to operate, minimising water use within our own
operations underpins our commitment to delivering
long-term value by future-proofing our business
against the impacts of a changing climate. It also
helps to ensure this precious resource can continue
to be shared with the communities we live and
work amongst.
Performance
By the end of fiscal 26, our water efficiency across
the company improved by 14.9% compared to our
fiscal 20 baseline, although this year there was a
reduction in efficiency compared to the previous
year due to changes in our production profile. We
implemented various water efficiency and recovery
initiatives, including a new water recovery plant in
Mexico and efficiency improvements at our
distilleries in Scotland and North America.
Read more on pages 52-53.
Water replenishment

Percentage of sites in water-stressed areas where we replenish more water than we use	100%
(2025:84%)

Replenish more water than we use for operations in
water-stressed areas by 2026.
Percentage of sites in water-stressed areas where
we replenish more water than we use.
Our business will always require water use, so in
water-stressed areas we are aiming to replenish
more water than we use in our own sites by 2026.
We do this mostly through nature based solutions,
that restore and regenerate freshwater ecosystems,
and investing to empower communities through the
provision of clean drinking water, sanitation, and
hygiene. We integrate these efforts with our
regenerative agriculture, smallholder farmer and
other programmes with the aim to contribute to a
positive impact for climate, nature, and people.
In fiscal 26 we are delighted that we have achieved
our target, and we are now replenishing more water
than we use at all our sites located in water-
stressed areas.
Read more on pages 52-53
Scope 1 and 2 greenhouse gas
emissions(1)
Change vs baseline year

(25.7)%
50% reduction versus 2022 baseline year by 2030.
Percentage change in absolute direct and indirect
greenhouse gas emissions (market/net based)
compared to fiscal 22 baseline.
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
Our Scope 1 and 2 greenhouse gas emissions
reduced in total by 25.7% from our fiscal 22
baseline. The main drivers contributing to the
lower emissions this year are the changes to
production, energy efficiency improvements at our
breweries and packaging sites in our biggest
energy consuming markets and the fact that we
have continued to optimise our bioenergy usage at
key sites.
Read more on pages 53-55.
(1)In accordance with Diageo’s environmental reporting methodologies and, where relevant, WRI/WBCSD GHG Protocol; data for the baseline year and for the intervening period up to the end of last financial year has been recalculated where relevant.

20	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

Summary financial review
Chief Financial Officer's introduction
Reported net sales growth
(3.0)%

Reported operating
profit growth
(27.2)%

Reported operating
profit margin
16.1%

Net cash from
operating activities
$4,392m

Return on closing
net assets
15.1%

Basic earnings
per share
78.1c

Total shareholder
return
(14)%

Organic net sales growth(1)
(2.0)%

Organic operating
profit growth(1)
2.0%

Organic operating
profit margin(1)
29.4%

Free cash
flow(1)
$3,211m

Return on average
invested capital(1)
13.4%

Earnings per share before
exceptional items(1)
165.3c

Fiscal 26 was a mixed year, with good momentum in Europe, Latin America and Caribbean, and Africa, but challenges in North America and Asia Pacific, particularly in US Spirits and Chinese white spirits. Organic net sales declined
2.0%, while organic operating profit increased 2.0% with organic operating margin up 116bps, mainly due to cost savings, partly offset by adverse mix and tariffs. EPS before exceptional items increased 0.7% to 165.3 cents. Reported operating profit declined 27.2%, with organic operating profit growth offset by exceptional impairment and restructuring charges as we took action to reshape the business and implement our new operating framework.
Our strong focus on cash resulted in free cash flow of $3.2 billion, $463 million higher than fiscal 25, driven by more disciplined investment in capex and maturing stock and lower tax payments. We closed the year with lower net debt of $20.5 billion and our leverage ratio at 3.1x, down from 3.4x at the end of fiscal 25. We have recommended a full-year dividend of 50 cents per share, equating to a 30% dividend payout ratio, in line with our 30–50% dividend payout policy.
I am pleased that we delivered $540 million, or c.85% of the Accelerate programme, in fiscal 26. The savings came from a focus on driving efficiency and effectiveness from A&P investment, supply and overheads. Separately, since year end, we have also successfully completed our migration to SAP
S/4HANA, providing a stronger foundation for our data and processes.
The implementation of the new operating framework is already well progressed and includes bringing together our Digital & Technology and Global Business
Operations functions to drive simpler, more efficient end-to-end processes. In total, we expect c.$1 billion of savings from the new operating framework and supply chain changes over the next three years. These savings will allow us to invest without reducing operating profit.
For fiscal 27, we are guiding for broadly flat organic net sales growth with low to mid-single-digit organic operating profit growth and free cash flow of c.$2 billion after exceptionals. We expect leverage to end fiscal 27 around the mid-
point of our 2.5–3.0x target range, assuming successful completion of the
EABL and Royal Challengers Bengaluru transactions. Over fiscal 27 to fiscal
29, we expect low-single-digit organic net sales growth and mid-single-digit organic operating profit growth on a CAGR basis, EPS growth ahead of organic operating profit growth on an FX-neutral basis, and cumulative free cash flow of c.$8 billion after c.$850 million of exceptional cash costs.
Growth is critically important, and we are focused on sustainable and profitable growth. This is an organic turnaround, supported by a clear and disciplined capital allocation policy. I am confident that disciplined execution will strengthen Diageo's competitiveness, improve cash generation and create sustainable value for shareholders.
(1)Organic net sales growth, organic operating profit growth, organic operating profit margin, earnings per share before exceptional items, free cash flow and return on average invested capital are non-GAAP measures. See definitions and reconciliation on non-GAAP measures to GAAP measures on pages 206-212.

21	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

Net sales
Reported net sales for the year reduced by 3.0% to $19,643 million (fiscal 25:
$20,245 million) given the decline in organic net sales of $386 million (down
2.0%), the negative impact of acquisitions and disposals of $369 million and unfavourable foreign exchange of $208 million, partly offset by the hyperinflation adjustment of $332 million.
Organic net sales declined 2.0%. Organic volume declined 0.4%, with a 14.0%
increase in Africa and 3.1% in LAC offset by decline in North America and Asia
Pacific. Unfavourable price/mix of 1.6%, reflecting the weaker results in CWS and US Spirits partly offset by positive price/mix in Europe and LAC.
Excluding CWS, organic net sales for the group would have been c.1.5%
higher, with volume broadly flat and price/mix down c.0.5%.
Cost of sales
Cost of sales declined 0.8% on a reported basis to $7,931 million (fiscal 25:
$7,997 million), as productivity and disposals more than offset the negative impact from cost inflation and tariffs.
Marketing
Marketing investment was 13.1% lower on a reported basis at $3,183 million
(fiscal 25: $3,662 million), reflecting a reinvestment rate of 16.2% (fiscal 25:
18.1%). On an organic basis, investment declined by 13.1%. The lower investment in fiscal 26 reflects the delivery of efficiencies and a more targeted allocation of marketing investment, while maintaining strong support for our key brands.
Other operating items and exceptional operating items
Other operating items before exceptional items decreased by 1.2% to $2,846 million (fiscal 25: $2,882 million), largely driven by lower indirect overhead spend.
Exceptional operating charges increased to $2,527 million (fiscal 25: $1,369 million) mainly due to impairments of $1,489 million comprising a charge of
$786 million in respect of the Türkiye cash-generating unit that included the goodwill from the Mey İçki acquisition and several brands. The charge is largely due to the impact of hyperinflationary accounting on carrying values combined with lower forecast growth assumptions as pricing is not expected to fully match inflation. In addition, there was an impairment charge of $287 million related to the Don Papa brand. Exceptional items also included restructuring charges of $908 million, with c.$752 million related to implementation of our new operating framework and c.$156 million related to supply chain agility and Accelerate.
Operating profit
Reported operating profit pre-exceptional items declined 0.4% with organic operating profit growth offset by lower fair value remeasurement and acquisitions and disposals. Reported operating profit including exceptional items declined 27.2%. Reported operating profit margin of 16.1% was down
535bps (fiscal 25: 21.4%). Organic operating profit grew 2.0%, with operating margin up 116bps organically. Organic operating profit growth was due primarily to lower marketing investment and overheads, partly offset by lower gross profit. Organic gross margin was down 141bps with the adverse impacts of negative mix, cost inflation and tariffs partly offset by cost of sales efficiencies.
Accelerate
Cost savings from the programme over-delivered on guidance with $540 million
Accelerate savings secured through fiscal 26. Savings were delivered through more efficient marketing investment as well as supply and overheads cost savings.
Non-operating exceptional items
In the year ended 30 June 2026, exceptional non-operating items were a gain of
$6 million, mainly driven by a gain on the disposal of Seychelles Breweries
Limited ($62 million) and Sheridan's ($46 million), partly offset by a loss on the sale of Guinness Ghana Breweries PLC ($49 million), charges in respect of the prospective sale of East African Breweries PLC and the Kenyan spirits business
($43 million) and a charge in respect of the sale of Diageo Operations Italy
S.p.A., inclusive of the Santa Vittoria production facility ($7 million). In the year ended 30 June 2025, exceptional non-operating items were a loss of $220 million, mainly driven by the loss on the prospective sale of Guinness Nigeria
PLC ($125 million) and loss on the sale of Guinness Ghana Breweries PLC
($114 million).
Net finance charges
In the year ended 30 June 2026, net finance costs were $816 million (fiscal 25:
$771 million), with the increase driven by lapping capitalised borrowing costs on capital expenditure in fiscal 25 partly offset by the lower effective interest rate of 3.9% (fiscal 25: 4.1%).
Taxation
The reported tax rate for the year ended 30 June 2026 was 25.8% compared with 29.9% for the year ended 30 June 2025.
The tax rate before exceptional items for the year ended 30 June 2026 was
24.3% compared with 24.9% for the year ended 30 June 2025.
Share of after-tax results of associates and joint
ventures
Share of after-tax results of associates and joint ventures increased by 13.0% to
$218 million (fiscal 25: $193 million), largely due to a higher Moët Hennessy contribution.
Profit attributable to non-controlling interest
Profit attributable to non-controlling interests was $221 million (fiscal 25: $184 million), with the increase driven by Ketel One and United Spirits Limited
(USL) partly offset by the impact from decline in Shui Jing Fang.
Basic earnings per share (eps) before exceptional items
Basic eps before exceptional items grew 0.7% from 164.2 cents to 165.3 cents, largely due to higher organic operating profit and favourable foreign exchange largely offset by lower fair value remeasurement, the profit impact of disposed businesses and higher finance charges. This was calculated using a weighted average number of shares in issue excluding own shares of 2,224 million (fiscal
25: 2,222 million).
Net cash flow from operating activities and free
cash flow
Net cash from operating activities was $4,392 million, an increase of $95 million compared to fiscal 25. Free cash flow increased by $463 million to
$3,211 million. Free cash flow increase was driven by lower capex and maturing stock investment along with lower year-on-year tax payments, partly offset by an adverse creditor movement and also the payment of termination fees to Moët Hennessy. In addition, in line with guidance, fiscal 26 free cash flow includes a one-off working capital adverse impact of c.$100 million mainly related to inventory build ahead of the implementation of the group's
S/4HANA ERP system. Net capital expenditure was $1,181 million (fiscal 25:
$1,549 million) to support investment in the supply agility programme, supply capacity expansion projects, including Guinness, and investment furthering digital capability.
Return on average invested capital (ROIC)
ROIC was 13.4% (fiscal 25: 13.7%) with the positive impact of organic operating profit growth more than offset by lower fair value remeasurement and disposals.
Net debt
As at 30 June 2026, the group's net debt was $20,482 million (fiscal 25: $21,854 million). The decrease compared to fiscal 25 was mainly due to strong free cash flow and the reduced interim dividend. Net debt(1) to adjusted EBITDA for at 30
June 2026 was 3.1x. The sale of EABL remains on track to complete in calendar
H2 2026 and is expected to reduce net debt to adjusted EBITDA by 0.25x. The disposal of RCB cricket team by USL is progressing as planned.
(1)Leverage ratio is calculated using adjusted net debt which is the equivalent to adjusted net borrowings (net borrowings plus post-employment benefit liabilities before tax).

22	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

Business review
Our global reach
Our regional profile maximises the opportunity for growth in our sector. Where our products are sold, each market is accountable for its own performance and driving growth. The tables below shows regional performance on the fiscal 26 reporting basis. From fiscal 27, our reporting will align to the new regional operating model and refreshed regional leadership structure, with Europe, Middle East and Africa reported as one EMEA region and India will be reported as a separate region.

% share of reported net sales by region(1)(2)
Europe
26%
North America
37%

Great Britain
Türkiye
Ireland
Central and Eastern Europe
DACH
Iberia
France
MENA

US Spirits
Diageo Beer Company (DBC) USA
Canada
Other
(principally
Travel Retail)
Italy
Other (principally Travel Retail)
Africa
8%
Latin America and Caribbean
11%
Asia Pacific
17%

East Africa
South-West-Central Africa

Brazil
CCAV (Caribbean, Central America and Venezuela)
Mexico
Colombia
South LAC
Other (principally Travel Retail)

India
Greater China
Australia
South East Asia
North Asia
Travel Retail Asia
(1)The above map is intended to illustrate general geographic regions where Diageo has a presence and/or in which its products are sold. It is not intended to imply that Diageo has a presence in and/or that its products are sold in every country or territory within a geographic region.
(2)Based on reported net sales for the year ended 30 June 2026. Does not include corporate net sales of $162 million (2025 – $135 million).

Fiscal 26	North America	Europe	Asia Pacific	Latin America and Caribbean	Africa
Volume (EU million)	46.1	48.9	75.8	23.4	32.9
Reported net sales(1) ($ million)	7,249	5,097	3,333	2,160	1,642
Reported operating profit(2) ($ million)	2,031	7	690	395	352
Operating profit before exceptional items(3) ($ million)	2,601	1,612	846	587	356
Water efficiency index, percentage change compared to fiscal 20 baseline	10%	(16)%	(45)%	(6)%	(25)%
Percentage change in absolute direct and indirect greenhouse gas emissions (market/net based) compared to fiscal 22 baseline	(26)%	4%	(63)%	(62)%	(66)%
Average number of employees(4)	3,110	10,345	8,028	4,385	2,070
(1)Excluding corporate net sales of $162 million (2025 – $135 million).
(2)Excluding net corporate operating costs of $319 million (2025 – $392 million).
(3)Excluding exceptional operating charges of $2,527 million (2025 – $1,369 million) and net corporate operating costs of $319 million (2025 – $392 million).
(4)Employees have been allocated to the region where they live.

23	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

Production facilities
The company owns manufacturing production facilities across the globe, including distilleries, breweries, packaging plants, maturation warehouses, cooperages, and distribution warehouses. Diageo’s brands are also produced in plants owned and operated by third parties and joint ventures at several locations around the world. We believe that our facilities are in good condition and working order. We have adequate capacity to meet our current needs, and, in the beer and spirit categories, we have undertaken activities to increase our production capacity to address our anticipated future demand.
The major facilities owned by Diageo with locations, principal activities, and products are presented in the table below as of 30 June 2026.

Location	Principal activities	Products
United Kingdom	distilling, bottling, warehousing, coopering	beer, scotch, gin, vodka, rum, ready-to-drink, non-alcoholic
Ireland	distilling, brewing, bottling, warehousing	beer, liqueur, Irish whiskey, non-alcoholic
Türkiye	distilling, bottling, warehousing	raki, vodka, gin, liqueur, wine
North America	distilling, bottling, warehousing	vodka, gin, rum, Canadian whisky, US whiskey, ready-to-drink
Brazil	distilling, bottling, warehousing	cachaça, vodka, ready-to-drink
Mexico	distilling, bottling, warehousing	tequila
East Africa	distilling, brewing, bottling, warehousing	beer, rum, vodka, gin, whisky, brandy, liqueur, ready-to-drink, bottled in East Africa (scotch)
South-West-Central Africa	distilling, brewing, bottling, warehousing	beer, rum, vodka, gin, ready-to-drink
India	distilling, bottling, warehousing	rum, vodka, Indian whisky, gin, brandy, bottled in India (scotch)
Australia	distilling, bottling, warehousing	rum, vodka, gin, ready-to-drink
Greater China	distilling, warehousing	Chinese whisky, Chinese white spirits
For more details about our capital investments please see page 217.
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
Direct to store
Diageo sells and delivers directly to end outlets rather than via a central purchasing customer as in the Modern trade model. This model is less common than the other models. For example, it is used in Ireland for beer distribution.

24	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

Business review continued
North America
Further category pressure in tequila in a competitive and continued cautious consumer environment.

Key financials
	2025	Exchange	Acquisitions and disposals	Organic movement	Other(1)	2026	Reported movement
	$ million	$ million	$ million	$ million	$ million	$ million	%
Net sales	7,973	2	(67)	(659)	—	7,249	(9.1)
Marketing	1,616	5	(40)	(214)	—	1,367	(15.4)
Operating profit before exceptional items	3,053	(25)	(16)	(293)	(118)	2,601	(14.8)
Exceptional operating items(2)	(831)					(570)
Operating profit	2,222					2,031	(8.6)
Markets

	Reported volume movement	Reported net sales movement	Organic volume movement	Organic net sales movement
	%	%	%	%
North America(3)	(6.9)	(9.1)	(6.7)	(8.4)
US Spirits(3)	(10.5)	(13.2)	(9.0)	(11.5)
DBC USA(4)	3.4	4.4	3.4	4.4
Canada(3)	0.1	11.3	(0.3)	7.7
Key financials:
Reported net sales declined 9.1%, mainly driven by a decline in organic net sales and the impact of the Cîroc transaction in the prior year.
Organic net sales declined 8.4%, driven primarily by US weakness, with US
Spirits decline only partly offset by growth in Diageo Beer Company USA
(DBC USA). Canada organic net sales grew high-single-digit mainly driven by a one-off item in the second half. Organic volume declined 6.7%, reflecting weakness in US Spirits, only partly offset by growth in DBC USA, while price/
mix declined 1.7%.
Organic operating profit declined 10.0%, driven by volume weakness, negative mix and the impact of tariffs, partly mitigated by lower agave costs and productivity savings. Marketing investment declined by 13.6% organically, reflecting both efficiencies and targeted investment decisions. Operating margin of 35.9%, reduced by 66bps organically.
US Spirits highlights:(5)
•Overall US Spirits net sales declined 11.5%, reflecting a 9.0% decline in volume and negative price/mix of 2.5% in an environment with increased competitive pressure and further category softness, particularly in tequila.
Overall shipment growth was c.2.5 percentage points behind depletions growth, with some variation across brands. US Spirits shipments declined ahead of depletions as distributors moderated orders in response to the softer consumer environment as well as lapping a period of strong shipments growth in the prior year. Distributor inventory levels at the end of fiscal 26 remain appropriate for the current consumer environment and in line with historical levels.
•Tequila net sales declined 21.1%, driven by both Don Julio and Casamigos, reflecting a softer category, increased competitive intensity, and tough comparatives in the prior period and both brands lost share. Don Julio net sales declined 19.2% with depletions down 10.1%, lapping inventory replenishment and double-digit growth last year. Casamigos net sales declined 27.7%, with depletions down 23.1%. Casamigos price repositioning is now being rolled out alongside a refreshed marketing campaign to improve brand competitiveness.
•Crown Royal whisky net sales declined 15.9%, primarily due to softness in
Crown Royal Deluxe and lapping strong comparatives for Crown Royal
Blackberry through fiscal 25.
•RTDs/Cocktails net sales grew 35.1%, mainly driven by the successful launch of Casamigos RTS for the FIFA World Cup and growth in Casamigos
RTD, as well as strong performance from Bulleit and Ketel One Cocktails.
•Vodka net sales declined 1.0%, driven by Smirnoff, down 5.0%, with continued pressure from RTDs and overall category weakness. Ketel One grew 4.5%, gaining share in both the category and in total spirits.
•Scotch net sales declined 1.1%, with growth in both Johnnie Walker, up
1.0%, and single malts offset by Buchanan's, down 7.3%.
Rest of North America:
•DBC USA net sales grew 4.4%, driven by growth in Guinness, led by
Guinness Draught and Smirnoff RTD which grew mid-single-digit reflecting continued investment and innovation, including Smirnoff Sunny Days and
Smirnoff Shorties.
•Canada net sales grew 7.7%, supported by growth in Guinness and Ketel
One vodka and a one-off item relating to a favourable resolution of commercial terms with a customer.
(1)Fair value remeasurements. For further details see page 31.
(2)For further details on exceptional operating items see pages 30 and 153-156.
(3)Reported volume movement includes impacts from acquisitions and/or disposals. For further details see pages 205-211.
(4)Certain spirits-based ready-to-drink products in certain states are distributed through
DBC USA and those net sales are captured within DBC USA.
(5)Spirits brands and categories exclude cocktails, which include ready-to-drink, ready-
to-serve and non-alcoholic variants, except where noted.

25	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

Europe
Good performance in Türkiye and Great Britain, with continued strong Guinness momentum.

Key financials
	2025	Exchange	Reclassification(1)	Acquisitions and disposals	Organic movement	Other(2)	Hyperinflation(3)	2026	Reported movement
	$ million	$ million	$ million	$ million	$ million	$ million	$ million	$ million	%
Net sales	4,821	114	7	(21)	154	—	22	5,097	5.7
Marketing	898	26	—	(1)	(151)	—	1	773	(13.9)
Operating profit before exceptional items	1,302	53	3	(11)	198	68	(1)	1,612	23.8
Exceptional operating items(4)	(479)							(1,605)
Operating profit	823							7	(99.1)
Markets

	Reported volume movement	Reported net sales movement	Organic volume movement	Organic net sales movement
	%	%	%	%
Europe(5)	—	5.7	—	3.4
Great Britain(5)	(3.3)	6.8	(3.6)	2.9
Ireland(5)	(0.3)	9.5	(0.3)	3.2
Türkiye(5)	10.3	10.0	10.2	25.5
Central and Eastern Europe(5)	(7.1)	(9.4)	(3.2)	(4.9)
DACH(5)	6.2	19.4	0.3	1.4
Iberia(5)	(8.4)	(0.1)	(5.7)	(7.5)
France(5)	10.9	18.2	(2.2)	(3.5)
Italy(5)	(1.4)	5.5	2.2	0.7
MENA(5)	20.5	9.1	20.4	9.5
Key financials:
Reported net sales grew 5.7%, driven by organic growth and favourable foreign exchange.
Organic net sales increased 3.4%, with strong growth in Türkiye and Great
Britain, partly offset by Central and Eastern Europe and Iberia. Volume was flat with price/mix increasing 3.4%. Beer increased double-digit, led by Guinness growth in Great Britain and Ireland. Spirits declined slightly with RTD net sales up low-single-digit. Favourable price/mix in Guinness and pricing adjustments in
Türkiye in response to inflation helped overall price/mix.
Organic operating profit grew 15.7%, by delivering cost efficiencies whilst at the same time investing to establish the new market structure to unlock future growth and executing targeted price repositioning. Marketing investment declined 17.2%, reflecting disciplined prioritisation of spend, including targeted investment in Türkiye and Guinness to support growth. Operating margin of
31.6%, increased 328bps organically.
Market highlights:
•Great Britain net sales grew 2.9%, driven primarily by double-digit growth in
Guinness, more than offsetting softer spirits. Guinness on-trade growth continued
to drive positive share gain and it significantly outperformed the category.
Guinness 0.0 increased both volume and net sales double-digit, reinforcing its position as the fastest-growing and #1 non-alcoholic beer in Great Britain(6).
•Ireland net sales grew 3.2%, with continued growth in Guinness supported by pricing, market share gains, the start of a partnership with Live Nation, and strong contribution from Guinness 0.0.
•Türkiye net sales grew 25.5%, driven by double-digit volume and net sales growth in spirits, led by raki, scotch and gin all up double-digit, and pricing action to offset inflation. Johnnie Walker volume and net sales increased double-digit, as
Johnnie Walker Red Label and Black Label expanded distribution and increased visibility.
•Central and Eastern Europe net sales declined 4.9%, improving on the
7.6% decline in the first half, reflecting a stronger second half performance particularly in beer which increased net sales 26.9%.
(1)Reclassification of 0.2 EUm between Europe and Africa due to the transfer of the
Réunion business.
(2)Fair value remeasurements. For further details see page 31.
(3)See pages 149 and 205-207 for details on hyperinflation adjustments.
(4)For further details on exceptional items see pages 30 and 153-156.
(5)Reported volume movement includes impacts from acquisitions and/or disposals. For further details see pages 205-211.
(6)RSV R12M Nielsen (13/06/2026)/CGA (13/06/2026).

26	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

Business review continued
Asia Pacific
Strong growth in India more than offset by weakness in Chinese white spirits.

Key financials
	2025	Exchange	Acquisitions and disposals	Organic movement	2026	Reported movement
	$ million	$ million	$ million	$ million	$ million	%
Net sales	3,635	(68)	(6)	(228)	3,333	(8.3)
Marketing	630	(3)	(1)	(102)	524	(16.8)
Operating profit before exceptional items	930	(32)	(3)	(49)	846	(9.0)
Exceptional operating items(1)	(40)				(156)
Operating profit	890				690	(22.5)
Markets

	Reported volume movement	Reported net sales movement	Organic volume movement	Organic net sales movement
	%	%	%	%
Asia Pacific(2)	(2.4)	(8.3)	(2.4)	(6.3)
India	(1.1)	0.6	(1.1)	7.1
Greater China(2)	(22.7)	(32.8)	(22.7)	(34.9)
Australia(2)	(6.1)	1.9	(5.5)	(0.7)
South East Asia(2)	(3.5)	(2.1)	(3.3)	(2.2)
North Asia(2)	(1.1)	(8.6)	(1.1)	(5.4)
Travel Retail Asia(2)	(3.0)	3.9	(2.8)	6.3
Key financials:
Reported net sales declined 8.3%, due to organic net sales decline and unfavourable foreign exchange.
Organic net sales declined 6.3%, primarily due to the decline in CWS, partly offset by growth in India. Spirits declined mid-single-digit given CWS. RTDs declined low-single-digit and beer increased low-single-digit.
Organic operating profit declined 5.4%, with lower organic net sales and adverse market and category mix driven by weaker CWS performance in
Greater China and a stronger contribution from India. Marketing investment declined 16.3%, reflecting significantly reduced investment in CWS in response to the challenges in the category, partly offset by increased prioritised investment in India. Operating margin of 25.4%, increased 26bps organically, largely supported by lower marketing spend.
Market highlights:
•India net sales grew 7.1%, driven by positive price/mix and strong scotch performance led by Johnnie Walker and Black & White. Smirnoff  delivered strong double-digit growth with local flavour innovations. Don Julio grew strongly, continuing to lead the emerging tequila category. Maharashtra excise policy changes, which increased duties and introduced state-made liquor, adversely impacted McDowell's performance.
•Greater China net sales declined 34.9%, due primarily to a 41.9% volume decline in CWS, as market policy changes impacted consumption occasions across the CWS category. Against this category disruption, Shui Jing Fang robustly managed costs and inventory levels. The negative impact of CWS on the region's organic net sales was c.8%, and c.1.5% on group net sales. Taiwan net sales declined 21.2% in a challenging consumer environment.
•Travel Retail Asia net sales grew 6.3%, driven by underlying channel performance showing sequential improvement despite the conflict in the
Middle East.
(1)For further details on exceptional items see pages 30 and 153-156.
(2)Reported volume movement includes impacts from acquisitions and/or disposals. For further details see pages 205-211.

27	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

Latin America and Caribbean
Strong growth, particularly in Brazil and Colombia, fuelled by spirits and RTDs.

Key financials
	2025	Exchange	Reclassifi- cation(1)	Acquisitions and disposals	Organic movement	Hyperinflation(2)	Other(3)	2026	Reported movement
	$ million	$ million	$ million	$ million	$ million	$ million	$ million	$ million	%
Net sales	1,847	(181)	29	(1)	143	323	—	2,160	16.9
Marketing	304	—	—	—	1	20	—	325	6.9
Operating profit before exceptional items	528	121	—	1	82	(96)	(49)	587	11.2
Exceptional operating items(4)	(19)							(192)
Operating profit	509							395	(22.4)
Markets

	Reported volume movement	Reported net sales movement	Organic volume movement	Organic net sales movement
	%	%	%	%
Latin America and Caribbean	2.2	16.9	3.1	7.7
Brazil(5)	2.3	26.4	2.4	11.2
CCAV(5)	(2.2)	11.7	1.8	5.7
Mexico(5)	5.8	9.9	5.8	0.4
Colombia(5)	20.5	33.0	23.3	21.7
South LAC(5)	(6.5)	3.1	(6.4)	2.6
Key financials:
Reported net sales grew 16.9%, driven by organic net sales growth and the impact of hyperinflation, partly offset by unfavourable foreign exchange.
Organic net sales grew 7.7%, supported by volume growth of 3.1% and 4.6%
price/mix growth. Spirits increased mid-single-digit due to growth in scotch and vodka. RTDs and beer both increased double digit. We believe inventory levels at the end of fiscal 26 remain at an appropriate level for the current consumer environment.
Organic operating profit increased 15.8%, driven by positive mix, marketing spend efficiencies, and net movement in one-off other operating items.
Marketing investment increased 0.3%, driven by focused investments in Brazil and Colombia. Operating margin of 27.2%, increased 210bps organically.
Market highlights:
In fiscal 26, the LAC market hierarchy changed to remove Andean, which comprised of Colombia and Venezuela. Colombia is now reported and managed as a standalone market and Venezuela has now been consolidated with the former market CCA into a new market, Caribbean, Central America and
Venezuela (CCAV).
•Brazil net sales grew 11.2%, supported by volume growth of 2.4%, driven primarily by Johnnie Walker, Smirnoff RTDs and Tanqueray. Results in the
first half were impacted by counterfeit alcohol industry incidents, but consumer confidence recovered steadily through the second half. Smirnoff
Ice delivered double‑digit growth.
•Colombia net sales grew 21.7%, with volume growth of 23.3% driven by double-digit growth in Buchanan's, Old Parr and Smirnoff.
•Caribbean, Central America and Venezuela (CCAV) net sales grew 5.7%, with volume growing 1.8%, driven by favourable scotch performance.
•Mexico net sales grew 0.4%, with volume growth of 5.8% partly offset by negative price/mix of 5.4%. Scotch was the main contributor to volume growth, reflecting the broader category strategy work to increase portfolio competitiveness.
(1)$29 million reclassification between Excise duties and COGS in Latin America due to an accounting treatment change.
(2)See pages 149 and 205-207 for details on hyperinflation adjustments.
(3)Fair value remeasurements. For further details see page 31.
(4)For further details on exceptional items see pages 30 and 153-156.
(5)Reported volume movement includes impacts from acquisitions and/or disposals. For further details see pages 205-211.

28	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

Business review continued
Africa
Broad-based growth supported by route-to-market changes and innovation.

Key financials
	2025	Exchange	Reclassification(1)	Acquisitions and disposals	Organic movement	Hyperinflation(2)	2026	Reported movement
	$ million	$ million	$ million	$ million	$ million	$ million	$ million	%
Net sales	1,834	(83)	(7)	(274)	185	(13)	1,642	(10.5)
Marketing	192	(2)	—	(14)	(2)	(1)	173	(9.9)
Operating profit before exceptional items	283	14	(3)	(53)	104	11	356	25.8
Exceptional operating items(3)	—						(4)
Operating profit	283						352	24.4
Markets

	Reported volume movement	Reported net sales movement	Organic volume movement	Organic net sales movement
	%	%	%	%
Africa(4)	6.8	(10.5)	14.0	13.3
East Africa(4)	12.9	13.4	12.9	12.6
SWC Africa(4)	12.0	(33.8)	16.2	15.2
Key financials:
Reported net sales declined 10.5%, due to the disposal of operations in Nigeria,
Ghana and the Seychelles which offset strong organic growth and favourable exchange.
Organic net sales grew 13.3%, with organic volume growth of 14.0%, driven by double-digit growth in spirits and RTDs, and high-single-digit beer growth.
Price/mix declined 0.7% due to portfolio mix.
Organic operating profit grew 43.5%, reflecting productivity savings, improved fixed cost absorption and marketing efficiencies. Marketing investment declined by 1.2%, reflecting reduced spend due to prioritisation and efficiencies alongside increased investment behind RTDs in South Africa. Operating margin of 21.7% increased 458bps organically.
Market highlights:
•East Africa net sales grew 12.6%, with double-digit growth in Uganda and
Tanzania, and mid-single-digit growth in Kenya. Performance was driven by strong growth in rum and beer. Local flavour innovation on Kenya Cane supported double-digit growth in spirits.
•SWC Africa (South, West and Central Africa) net sales grew 15.2%, with strong double-digit growth in South Africa driven by strong RTD growth, particularly Smirnoff Ice, due to increased focus, successful innovation and route‑to‑market transformation completed last year.
(1)Reclassification of 0.2 EUm between Europe and Africa due to the transfer of Réunion business.
(2)See pages 149 and 205-207 for details on hyperinflation adjustments.
(3)For further details on exceptional items see pages 30 and 153-156.
(4)Reported volume movement includes impacts from acquisitions and/or disposals. For further details see pages 205-211.

29	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

Category and brand review
For the year ended 30 June 2026
Key categories

	Organic volume movement(1) %	Organic net sales movement %	Reported net sales movement %	Reported net sales by category %
Spirits(2)	(1)	(5)	(5)	75
Scotch	3	2	5	24
Tequila	(15)	(16)	(16)	12
Vodka(3)(4)	(1)	—	(3)	8
Canadian whisky	(14)	(15)	(15)	6
Rum(4)	7	2	2	5
Liqueurs	(5)	(4)	(2)	5
Gin(4)	2	(2)	1	4
IMFL whisky	(5)	—	(6)	4
US whiskey	(6)	(8)	(8)	2
Chinese white spirits	(42)	(47)	(45)	2
Beer(5)	5	9	2	18
Ready-to-drink(6)	25	15	12	4
Key brands(7)

	Organic volume movement(8) %	Organic net sales movement %	Reported net sales movement %
Johnnie Walker	3	2	4
Guinness	7	12	11
Don Julio	(14)	(14)	(13)
Crown Royal	(14)	(15)	(15)
Baileys	(4)	(4)	(1)
Smirnoff	—	(1)	1
Captain Morgan	(3)	(4)	(3)
Buchanan's	14	12	21
Casamigos(9)	(19)	(25)	(25)
McDowell's	(7)	(7)	(12)
(1)Organic equals reported volume movement except for liqueurs (4)%, rum 5%, gin 1%, beer 2% and ready-to-drink 11%.
(2)Spirits brands excluding ready-to-drink and non-alcoholic variants.
(3)Vodka includes Ketel One Botanical.
(4)Vodka, rum and gin include IMFL variants.
(5)Beer category includes flavoured malt beverage (FMB) products.
(6)Ready-to-drink category includes spirit-based ready-to-drink, ready-to-serve and non-alcoholic variants.
(7)Brands excluding ready-to-drink, non-alcoholic variants and beer except Guinness.
(8)Organic equals reported volume movement, except for Guinness 6% and Smirnoff (1)%.
(9)Casamigos trademark includes both tequila and mezcal.

F-9	Diageo Form 20-F 2026
Business review (continued)
Corporate
Performance 2026
Sales and net sales
Corporate net sales principally arise from visitor centers and the global licensing of Diageo brands and trademarks. Corporate net sales were $162 million in the year ended 30 June 2026, an increase of $27 million. Net sales were favourably impacted by an organic increase of $19 million as well as favourable foreign exchange movement of $8 million.
Operating costs
Corporate operating costs comprise central costs, including finance, marketing, corporate relations, human resources and legal, as well as certain information systems, facilities and employee costs that are not allocable to the geographical segments or to Supply
Chain and Procurement. Operating costs were $319 million in the year ended 30 June 2026, decreased by $73 million compared to
$392 million in the year ended 30 June 2025. The $70 million decrease in costs in the year ended 30 June 2026 was principally a result of Corporate functions cost efficiency, as well as favourable exchange rate movement of $3 million.
Performance 2025
Sales and net sales
Corporate net sales principally arise from visitor centers and the global licensing of Diageo brands and trademarks. Corporate net sales were $135 million in the year ended 30 June 2025, an increase of $12 million. Net sales were favourably impacted by an organic increase of $10 million as well as by $2 million exchange rate movement gain.
Operating costs
Corporate operating costs comprise central costs, including finance, marketing, corporate relations, human resources and legal, as well as certain information systems, facilities and employee costs that are not allocable to the geographical segments or to the Supply
Chain and Procurement. Operating costs were $392 million in the year ended 30 June 2025 increased by $26 million compared to operating costs of $366 million in the year ended 30 June 2024. The $22 million increase in costs in the year ended 30 June 2025 was principally a result of D&T Voyager cost increase, as well as unfavourable exchange rate movement of $4 million.

30	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

Group financial review
Group financial review
Key financials - certain line items

	30 June 2025	Exceptional operating items (c)	Exchange (a)	Acquisitions and disposals (b)	Organic movement(1)	Fair value remeasurement (d)	Reclassification(2)	Hyperinflation(1)	30 June 2026
	Reported								Reported
Year ended 30 June 2026	$ million	$ million	$ million	$ million	$ million	$ million	$ million	$ million	$ million
Sales	27,964	—	(543)	(433)	222	—	—	552	27,762
Excise duties	(7,719)	—	335	64	(608)	—	29	(220)	(8,119)
Net sales	20,245	—	(208)	(369)	(386)	—	29	332	19,643
Cost of sales	(8,072)	44	274	212	(120)	(49)	(29)	(222)	(7,962)
Gross profit	12,173	44	66	(157)	(506)	(49)	—	110	11,681
Marketing	(3,662)	—	(24)	56	467	—	—	(20)	(3,183)
Other operating items	(4,176)	(1,202)	92	19	151	(50)	—	(176)	(5,342)
Operating profit	4,335	(1,158)	134	(82)	112	(99)	—	(86)	3,156
Other line items:
Non-operating items	(220)								6
Taxation (d)	(999)								(606)
(1)For the definition of organic movement and hyperinflation, see pages 205-211.
(2)Reclassification between Excise duties and Cost of sales due to an accounting treatment change.
(ii)Reported figures in the table above have been extracted from the condensed consolidated income statement for the years ended 30 June 2025 and 30 June 2026.
(iii)Acquisitions and disposals, organic movement and hyperinflation figures have been calculated at the prior period weighted average exchange rates.
(a) Exchange
The impact of movements in exchange rates on reported figures for operating profit was principally due to the favourable exchange impact of the Venezuelan bolivar and the euro against the US dollar.
The effect of movements in exchange rates on profit before exceptional items and taxation for the year ended 30 June 2026 is set out in the table below.

Gains/(losses) $ million
Translation impact	160
Transaction impact	(26)
Operating profit before exceptional items	134
Net finance charges – translation impact	(23)
Net finance charges – transaction impact	(10)
Net finance charges(1)	(33)
Associates – translation impact	13
Profit before exceptional items and taxation	114
(1)For more information about Finance income and charges please see page 156.

	Year ended	Year ended
	30 June 2026	30 June 2025
Exchange rates
Translation $1 =	£0.75	£0.77
Transaction $1 =	£0.74	£0.80
Translation $1 =	€0.86	€0.92
(b) Acquisitions and disposals
The acquisitions and disposals movement in the year ended 30 June 2026 was primarily attributable to the sales of Guinness Ghana Breweries PLC, Guinness
Nigeria PLC and Seychelles Breweries Limited, the disposal of the Sheridan's brand and the Cîroc contractual arrangement in North America.
See pages 161-164 for further details.
(c) Exceptional items
In the year ended 30 June 2026, exceptional operating items were a charge of
$2,527 million mainly driven by impairment of brands, goodwill, tangible fixed assets, other assets and other related charges ($1,489 million), charges in respect of the implementation of our new operating framework and the Accelerate programme ($908 million), the distribution model change in Japan, Singapore and Thailand ($75 million), a one-off discretionary increase in pension benefits to pensioners in Ireland ($38 million) and ongoing litigation matters in Europe
($17 million). In the year ended 30 June 2025, exceptional operating items were a charge of $1,369 million, due to impairment of investments in associates and other investments, brands, tangible fixed assets, other assets and other related charges ($910 million), charges for the Accelerate programme, that includes supply chain agility programme ($225 million), the distribution model change in France ($145 million), various dispute and litigation matters ($51 million) and the reversal of rum cover-over income ($38 million).
In the year ended 30 June 2026, exceptional non-operating items were a gain of
$6 million, mainly driven by a gain on the disposal of Seychelles Breweries
Limited ($62 million) and Sheridan's ($46 million), partly offset by a loss on the sale of Guinness Ghana Breweries PLC ($49 million), charges in respect of the prospective sale of East African Breweries PLC and the Kenyan spirits business
($43 million) and a charge in respect of the sale of Diageo Operations Italy
S.p.A., inclusive of the Santa Vittoria production facility ($7 million). In the year ended 30 June 2025, exceptional non-operating items were a loss of $220 million, mainly driven by the loss on the prospective sale of Guinness Nigeria
PLC ($125 million) and loss on the sale of Guinness Ghana Breweries PLC
($114 million).
In the year ended 30 June 2025, exceptional finance income was in relation to capitalised borrowing costs of $58 million in respect of purchases of property, plant, equipment and computer software in the prior years.
See pages 153-156 for further details.

31	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

(d) Fair value remeasurement
In the year ended 30 June 2026, the adjustment to cost of sales of a $38 million charge reflects the elimination of fair value changes for biological assets in respect of growing agave plants for the production of tequila (2025 – $11 million gain). The adjustments to marketing and other operating expenses of a
$89 million gain were the elimination of fair value changes to contingent consideration liabilities and earn-out arrangements in respect of prior year acquisitions (2025 – $139 million gain).
(e) Taxation
The reported tax rate for the year ended 30 June 2026 was 25.8% compared with 29.9% for the year ended 30 June 2025.
The tax rate before exceptional items for the year ended 30 June 2026 was
24.3% compared with 24.9% for the year ended 30 June 2025.
See pages 159 and 211 for further details.
Movements in net borrowings

	2026	2025
	$ million	$ million
Net borrowings at the beginning of the year	(21,854)	(21,017)
Free cash flow (1)	3,211	2,748
Net movements in loans, other investments and other financial assets	(19)	(195)
Sale of businesses and brands (2)	288	143
Acquisitions	(23)	(35)
Investment in associates	(47)	(84)
Net sale of own shares for share schemes	1	15
Net sale of treasury shares in respect of subsidiaries	—	8
Dividend paid to non-controlling interests	(164)	(138)
Net movements in bonds (3)	(1,648)	1,527
Purchase of shares of non-controlling interests	—	(9)
Net movements in other borrowings (4)	(127)	(629)
Equity dividends paid	(1,846)	(2,298)
Unclaimed dividends and share forfeiture	—	30
Net (decrease)/increase in cash and cash equivalents	(374)	1,083
Net decrease/(increase) in bonds and other borrowings	1,775	(898)
Exchange differences (5)	204	(921)
Other non-cash items (3)	(233)	(101)
Net borrowings at the end of the year	(20,482)	(21,854)
(1) See page 209 for the analysis of free cash flow.
(2) In the year ended 30 June 2026, sale of businesses and brands included: the disposal of Diageo Operations Italy S.p.A. for a net cash consideration, net of disposal costs, of $118 million; the disposal of Seychelles Breweries Limited for a net cash consideration, net of disposal costs, of $85 million; the disposal of
Guinness Ghana Breweries PLC for a net cash consideration, net of disposal costs, of $64 million; and the disposal of the Sheridan's brand for a net cash consideration, net of disposal costs, of $47 million. In the year ended 30 June
2025, sale of businesses and brands included: the disposal of the Cacique brand for a net cash consideration, net of disposal costs, of $67 million; the disposal of
Guinness Nigeria PLC for a net cash consideration, net of disposal costs, of $53 million; and the disposal of the Pampero brand for a net cash consideration, net of disposal costs, of $55 million.
(3) In the year ended 30 June 2026, the group issued bonds of €1,000 million
($1,171 million – net of discount and fee) consisting of €500 million ($585 million – net of discount and fee) 3.75% fixed rate notes due 2037, €500 million
($586 million – net of discount and fee) 3.25% fixed rate notes due 2032 and repaid bonds of $1,250 million and €1,350 million ($1,569 million). In the year ended 30 June 2025, the group issued bonds of €2,200 million ($2,452 million –
net of discount and fee) consisting of €700 million ($780 million – net of discount and fee) 3.125% fixed rate notes due 2031, €300 million ($346 million
– including issuance premium) 3.125% fixed rate notes due 2031, €700 million
($776 million – net of discount and fee) 3.375% fixed rate notes due 2035,
€500 million ($550 million – net of discount and fee) 3.75% fixed rate notes due
2044, $750 million ($748 million – net of discount and fee) 5.125% fixed rate notes due 2030, $750 million ($743 million – net of discount and fee) 5.625%
fixed rate notes due 2035 and repaid bonds of $600 million and €1,600 million
($1,816 million).
(4) In the year ended 30 June 2026, the net movements in other borrowings principally arose from the $126 million repayment of lease liabilities. In the year ended 30 June 2025, the net movements in other borrowings principally arose from the $479 million repayment of commercial paper and $114 million repayment of lease liabilities.
(5) In the year ended 30 June 2026, exchange gains arising on net borrowings of
$204 million were primarily driven by favourable exchange movement on euro and sterling denominated borrowings. In the year ended 30 June 2025, exchange losses arising on net borrowings of $921 million were primarily driven by unfavourable exchange movements on sterling and euro denominated borrowings and on foreign currency swaps and forwards.
Movements in equity

	2026	2025
	$ million	$ million
Equity at the beginning of the year	13,178	12,070
Profit for the year	1,958	2,538
Exchange adjustments (1)	(502)	452
Remeasurement of post-employment benefit plans net of taxation	(50)	(2)
Purchase of shares of non-controlling interests	—	(7)
Acquisition	2	—
Change in non-controlling interests from sale of business	(28)	9
Hyperinflation adjustments net of taxation (2)	334	264
Dividend declared to non-controlling interests	(147)	(140)
Dividends	(1,846)	(2,298)
Other reserve movements	55	292
Equity at the end of the year	12,954	13,178
(1) Exchange movements in the year ended 30 June 2026 primarily arose from exchange losses on sterling, Indian rupee and Turkish lira partly offset by exchange gains on Mexican peso. Exchange movements in the year ended 30
June 2025 primarily arose from exchange gains driven by sterling.
(2) See pages 149 and 205-207 for details on hyperinflation adjustments.

F-10	Diageo Form 20-F 2026

STRATEGIC REPORT	GOVERNANCE report	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION
Operating results 2025 compared with 2024
For the discussion on our operating results for the year ended 30 June 2024, including certain comparative discussion on our operating results for the years ended 30 June 2024 and 2025, please refer to 'Summary financial review' from page 20 in our Annual
Report on Form 20-F (File No. 001-10691) filed with the Securities and Exchange Commission on 14 August 2025.

32	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

Spirit of Progress
Doing business the right way,
from grain to glass
We manage our business for the long term by focusing
on what we depend on most: the people, communities,
natural resources and supply chains that help us grow,
make and sell our products.
Our 'Spirit of Progress' plan helps us protect and
strengthen these foundations. We identify the risks and
opportunities that matter most to our business, then
focus our action where we can make the greatest
difference at scale.
Doing business the right way
What we do
•Embed integrity in everything we do
•Stand up for human rights
•Build and monitor our distinct culture
•Protect our people through a robust health
and safety strategy
Key policies
•Code of Business Conduct
•Global Human Rights Policy
•Dignity at Work Policy
•Global Health, Safety and Wellbeing Policy
Read more on pages 58-59.
Doing business the right way is core to our three 'Spirit of Progress' priorities
Promote positive
drinking
What we do
•Change the way the world drinks for the
better
•Address the harmful use of alcohol and
promote moderation
•Responsibly market our products
Key policies
•Global Employee Alcohol Policy
•Diageo Marketing Code and Digital
Marketing Standard
Targets
Education on the dangers
of alcohol misuse
•Underage drinking*,^
•Drink driving^
Champion inclusion
and diversity
What we do
•Create an environment where everyone
contributes to a better business
Key policies
•Code of Business Conduct
Targets
Increasing the diversity of our
leadership team
•Gender diversity*
•Ethnic diversity*
Promoting inclusivity through
hospitality and skills education
•Learning for Life and other hospitality
and skills programmes
Pioneer grain-to-glass
sustainability
What we do
•Preserve the natural resources we all
depend on, building the resilience of our
business and protecting our licence to
operate
Key policies
•Global Environment Policy
Targets
Water stewardship
•Water efficiency*
•Water replenishment^
•Water collective action
Responsible sourcing
•Regenerative agriculture programmes
Emission reductions
•Emissions from our direct operations*,^
•Emissions from our value chain
•Recycled content of our packaging
Read more on pages 40-41.
Read more on pages 42-43.
Read more on pages 44-56.
*Targets and ambitions which are included in our long-term incentive plans (through fiscal 27).
^Targets and ambitions which are included in our long-term incentive plans (from fiscal 26). For more details, please refer to the Remuneration Report in this document.

33	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information
As our stakeholders' expectations and business evolve, so does our assessment of material impacts, risks and opportunities and our strategy to address them. To update our strategy, we regularly assess stakeholder feedback, performance against targets and business needs. While we focus on factors we can influence, external uncertainties remain.
Each year, we review our targets and ambitions to ensure they remain aligned with our strategy, stakeholder expectations and evolving regulatory requirements.
In fiscal 26, we revisited the external and internal factors considered as part of our ESG issues assessment, in preparation for the European Union's Corporate
Sustainability Reporting Directive (CSRD) in fiscal 28.
This review confirmed that our priority ESG topics remain unchanged.
How we take action and measure our performance
This section of the Annual Report sets out our progress against our priority
‘Spirit of Progress' targets. In our ESG Reporting Index, we include reporting on other goals and other actions which support our strategy.
Governance
Both the Board and the Executive Committee oversee the ‘Spirit of Progress‘ plan.
The Board reviews our most material ESG matters, our ESG strategy and our progress against Spirit of Progress targets used to measure our strategy in action.
The Chief Executive is ultimately accountable for the performance against ‘Spirit of Progress' ambitions. Each target has an Executive Committee member accountable for the delivery, with progress regularly reviewed by the Executive
Working Group (EWG). From fiscal 27, the work of the EWG will be taken on by the full Executive Committee.
Regulatory frameworks
We continue to voluntarily report against the Global Reporting Initiative (GRI)
and Sustainability Accounting Standards Board (SASB) frameworks in our ESG
Reporting Index.
Given the interconnectivity of climate and nature, we have incorporated selected elements of the Task Force for Nature-related Financial Disclosures (TNFD)
into our Task Force on Climate-related Financial Disclosures (TCFD) reporting.
In the United States, California's Voluntary Carbon Market Disclosures Act,
California Assembly Bill No. 1305 (AB-1305), requires companies operating in
California to make certain disclosures regarding carbon emissions reduction claims, and voluntary carbon offsets. We provide disclosures pursuant to AB-1305 in this section of the Annual Report, our ESG Reporting Index and our responses to
CDP(1), available through CDP's website.
We continue to monitor developments in sustainability reporting requirements and broader ESG related regulations across the markets in which we operate:
This includes preparing for compliance with the European Union's Corporate
Sustainability Reporting Directive (CSRD) and monitoring the development of UK
Sustainability Reporting Standards (UK SRS). We intend to apply these requirements as soon as required under EU and UK law.
We are monitoring developments relating to California Senate Bill 261 and preparing for the reporting requirements of California Senate Bill 253.
Reporting transparently
We define our performance measures carefully, along with clear reporting boundaries and methodologies. For more details, see the ESG reporting section of our website at diageo.com.
(1)CDP is a global environmental disclosure system through which companies report information on climate change, water security, forests and other environmental impacts.
In fiscal 26, we achieved our overall water
replenishment target, replenishing more
water than we used across all our sites in
water-stressed areas. Mexico was a key
contributor — we now replenish more than
twice the volume of water used in our
tequila production operations in Jalisco.
Since 2023, we have invested more than
MXN 100 million in water stewardship
initiatives across Jalisco, working with
local communities, government agencies
and partners. Projects include watershed
restoration, rainwater harvesting,
wastewater treatment, aquifer recharge,
regenerative agriculture and reforestation.
Together, these initiatives help improve
water availability, access and quality, while
supporting biodiversity, community
resilience and the long-term sustainability
of our tequila production.

34	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

Business integrity and human rights
Business
integrity and
human rights
We are committed to doing business the right way.
We expect our employees and business partners to
act with integrity, live our values and uphold our
Code of Business Conduct.
For more details, see our website at diageo.com
Business integrity
A strong culture of business integrity underpins our purpose and how we operate.
By valuing what we do and how we do it, we protect what matters most, strengthening our culture, and supporting responsible, sustainable growth.
Code of Business Conduct (Our Code)
Our Code is a shared guide that supports our employees to make informed decisions, act responsibly and uphold our standards in their day-to-day work. It provides a clear framework for how we operate and interact with colleagues, customers, suppliers and communities.
All employees are required to complete our Code of Business Conduct training(1) annually, either as part of our annual training campaign or new joiner onboarding. Employees are required to certify annually that they have read, understood and complied with Our Code through the Annual Declaration of
Compliance.
Training is delivered through an interactive, scenario-based e-learning programme, supported by in-person classroom sessions for those employees without regular computer access.
Encouraging people to speak up
We encourage employees to report potential breaches of our Code of Business
Conduct or policies to their line manager, HR, Legal or Business Integrity.
Employees may also report their concerns through SpeakUp, our global confidential whistleblowing service, which is managed by an independent company. The service is available 24 hours a day, seven days a week, via multiple channels, and supports reporting in more than 75 languages.
Managing third-party risks
We expect the same high standards of integrity from those we work with. Our
Know Your Business Partner (KYBP) standard, part of our wider third-party risk management framework, supports the identification, assessment and management of potential risks, such as bribery and corruption, sanctions, fraud and other potential legal, compliance and reputational risks.
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
Our human rights governance
Our Code and Global Human Rights Policy play an integral part of ensuring that
Diageo’s culture is aligned with our purpose and values. Our human rights strategy is reviewed on a periodic basis by the Audit Committee and by a sub-
group of the Executive Committee as part of our mitigation of our principal risk on 'Legal and Regulatory'. Responsibility for delivery is shared between the members of our Executive Committee that are responsible for the human rights of our employees, suppliers and communities. Our executives, senior business leaders and functional specialists lead the agenda via our Human Rights
Steering Group, and assess risks, emerging issues, compliance and remediation within our enterprise risk management processes.
Providing access to grievance mechanisms
We encourage everyone, including any affected stakeholders, to report potential breaches of Our Code or policies, including human rights, through our global confidential grievance and whistleblowing service, SpeakUp.
Focusing on salient human rights risks
We focus on the salient risks that are most relevant to our business as specified in the Declaration on Fundamental Principles and Rights at Work and the
UNGPs. We also consider human rights benchmarks for our industry, priority commodities in our supply chain and the increasing interdependence between human rights and climate impacts.
We have identified the following salient risks: health and safety, wages and benefits, working time, harassment and bullying, discrimination, freedom of association and collective bargaining, child labour, forced labour, water sanitation and hygiene and land rights. Whilst we conduct ongoing due diligence in all areas, we have prioritised health and safety, wages and benefits, working time, harassment and bullying, and discrimination based on severity, likelihood, attribution, leverage and breach data.
Vulnerable groups
We recognise that some groups of people are more vulnerable to human rights breaches and we pay particular attention to these groups within our risk assessments. Determined by human rights frameworks, our value chain and human rights impact assessments, our vulnerable groups are women, ethnic minorities, persons with disabilities, the LGBTQIA+ community, indigenous peoples, migrant workers, contract and temporary workers, and children.
Assessing risk in our direct operations
We use a variety of risk assessment tools in our direct operations to identify risks. This includes self-assessment questionnaires for all direct operations, third-party human rights assessments for high-risk direct operations and deep dive assessments for groups that we consider more vulnerable to our salient risks. In fiscal 26, all direct operations completed an annual self-assessment questionnaire and five high-risk direct operations undertook a third-party assessment, keeping us on track to assess all high-risk direct operations by the end of fiscal 27. We use the insights from the assessments to develop action plans to resolve material human rights concerns and strengthen our approach.
Where needed, we involve external experts to ensure our plans are robust.
(1)For further information, please refer to the Non-Financial Reporting Boundaries and
Methodologies, and the ESG Reporting Index.

35	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information
Assessing risk and compliance in our supply chain
Our Responsible Sourcing programme, led by our Supplier Excellence team, follows a risk-based approach to assessing adherence to our Partnering with
Suppliers standard. Suppliers are risk-assessed against the following criteria:
location of supplier site, and category of product or service. Suppliers complete a Human Rights Third-Party Questionnaire (TPQ) as part of our third-party risk management process and suppliers who are assessed as high risk with a defined spend threshold are required to undertake an independent third-party Sedex
Members Ethical Trade Audit (SMETA) or an equivalent four-pillar ethical audit.
This year, we strengthened our approach and redesigned our responsible sourcing programme through the introduction of risk-based due diligence requirements, covering a broader in-scope supplier base. In line with this enhanced approach and expanded supplier scope, we have re-set an overall supplier compliance measure of 80% providing an appropriate baseline under the new methodology. This reflects the broader supplier population now included within the programme and does not represent a reduction in our expectations of supplier performance. To further strengthen our approach, we also introduced two further measures to enhance how we monitor remediation and ongoing supplier compliance.
We began screening for human rights with all our potential suppliers before onboarding. This helps us make more informed decisions on human rights risks and gives us the chance to assess and mitigate the salient issues before we contract with a supplier.
We have also mapped our salient risks within our priority supply chains, allowing us to prioritise our actions and drive positive social impact where it is needed most. Part of this assessment includes identifying the scale, scope, remediability and likelihood of our salient risks through different parts of our supply chain. These findings are helping us to focus our interventions on specific human rights issues in the supply chain for greater impact.1
Taking action to mitigate human rights risks
Where we identify human rights risks, we take actions to mitigate them. Some examples of these mitigations are:
•Refreshing our supplier risk management processes to improve visibility of risk, across our supplier base, enabling risk-based due diligence, including prioritised audit follow-up, corrective action plans, and supplier engagement.
•Providing training to our procurement teams on potential human rights risk related to our purchasing categories.
•Building the capability of teams who manage contract labour to strengthen our due diligence.
•Working with smallholder farmers in Mexico and India to understand potential human rights risks and introduce measures to reduce risk and increase our positive social impact.
•Our Global Brand Promoter standard and training establishes principles and guidelines to protect brand promoters from the risk of sexual harassment.
This training is now available in 17 languages globally. To date we have trained over 319 agencies and over 30,000 brand promoters.
•Conducting global pay equity and living wage analyses for Diageo employees and taking action to close gaps if identified.
•Our collaboration with AIM-Progress and Oxfam aims to strengthen supplier grievance mechanisms, improve access to remediation for workers and build supplier capability to support long-term improvement.
Assessing the effectiveness of our approach
We measure the effectiveness of our human rights governance through our internal assurance framework and third-party human rights assessments. We continue to enhance our risk mitigation plans based on lessons learned.
We also externally benchmark our progress against best practice through rankings such as the World Benchmarking Alliance (WBA) Social
Transformation Benchmark and Corporate Human Rights Benchmark.
Engaging our stakeholders
We recognise the importance of listening to and consulting stakeholders, especially the most vulnerable ones, on issues that affect them. We do this on an ongoing basis through different mechanisms including worker interviews, reviewing grievance data and holding community dialogues within our community investment programmes. We also have processes to respond to investor and customer information requests.
This focus on due diligence and disclosure is crucial to us doing business the right way. It enables us to have transparency in our engagements with all stakeholders and drive continuous improvements in our approach. We will continue to focus on this important area, embedding respect for human rights into everyone’s working day, in every country and throughout our supply chain.
(1)For further information, please refer to the ESG Reporting Index and our Modern
Slavery Statement, available on our website.

36	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

Our people and culture
Our people
and culture
Our talented and diverse workforce,  together with
our people's passion for our brands and our focus on
development, recognition and wellbeing, helps create
a culture where people can perform at their best.
For more details, see our website at diageo.com.
We strive to foster an environment where our talented and diverse workforce feels valued, supported to grow and empowered to perform at their best.
As stated in our fiscal 26 interim results, an immediate priority for Sir Dave
Lewis, CEO, was to redesign the Diageo operating framework through the lens of how we can build a more competitive organisation that is focused on shareholder value. Our employee listening this year, listed below, has fed into this redesign as we go into fiscal 27.
Listening to our people
Listening to and engaging with our people to better understand how they experience work at Diageo, their perspectives and priorities is an important part of improving the employee experience. From our listening, we know we can improve the clarity of our choices and decision-making, which has been considered as part of our redesign of the operating framework. To ensure we went into this redesign with as much insight from our employees as possible, our annual colleague survey, ‘Our Voice’(1), was enhanced to deepen our insight into Diageo’s culture, processes, and commercial understanding. This was supported by separate AI-enabled focus group feedback sessions. We also created more direct opportunities for connection between leaders and colleagues, including new ‘Ask Me Anything’ sessions led by our Chief
Executive Officer, helping foster more open and transparent dialogue. These insights continue to shape how we evolve the way we work and strengthen engagement.
In our latest employee survey conducted in February 2026, 88% of employees said they are proud to work at Diageo, 2 percentage points lower than last year but 10 percentage points above the external benchmark.(2) 81% said they feel motivated to perform at their best, a 2 percentage point increase on the previous year and 4 percentage points above the external benchmark.
Overall engagement across the organisation is at 79%, which though slightly higher than the external benchmark, is 4 percentage points lower than fiscal 25.
Colleagues highlighted opportunities to improve the day-to-day employee experience, including simplifying processes and systems, strengthening clarity of accountability and decision-making and creating more opportunities for career growth.
Building capabilities to drive performance
Building the right skills across the organisation remains vital in order to enable individual growth and support business performance. During fiscal 26, we delivered targeted learning and development initiatives across the organisation.
Within Commercial, we strengthened commercial capability and customer focus through our ‘Igniting Commercial Excellence’ programme. Focused learning programmes in commercial judgement, analytical capability and customer engagement are helping strengthen decision-making and customer relationships.
Alongside this, we introduced a ‘retail immersion’ learning programme across
Iberia, Ireland and Great Britain, to strengthen customer understanding through real-world learning experiences. Using AI, we expanded learning opportunities across the organisation, with more than 4,800 employees completing digital or
AI training and created a Supply Chain Digital Academy to support teams in building confidence and capability in digital and data skills.
Recognising the evolving needs of the business, including building commercially focused General Management talent with strong channel, customer and consumer understanding, we continued targeted development initiatives for emerging General Managers (GMs). Over the past three years,
87% of General Manager appointments have been filled internally, helping to accelerate transitions into new roles and strengthen networks across the General
Management community.
Building commercial capability and customer focus
Recognition and wellbeing
Creating an environment where our people can thrive is central to delivering performance and wellbeing.
Recognition plays an important role in helping our people feel valued, connected and motivated to deliver their best work. Over the last few years, we have focused on improving support and recognition from people managers. We have embedded recognition across the organisation through ‘Celebrate’, our global recognition platform, which enables employees to acknowledge meaningful contributions and behaviours in real time. During fiscal 26, more than 156,000 recognition moments were experienced across Diageo —
equivalent to one recognition award every three minutes.
At Diageo, we recognise the importance of supporting employee wellbeing and resilience. Our approach is grounded in our Global Wellbeing Philosophy, which focuses on supporting colleagues across the physical, mental, financial and social dimensions of wellbeing. We invest in mental wellbeing through learning initiatives and leadership capability-building through our IMPACT development programme, which strengthens people managers’ inclusion, wellbeing and communication capabilities, enabling them to build psychologically safe teams.
Across our markets, locally tailored initiatives continued to support wellbeing in ways that reflected the needs of our people and communities, including wellbeing champion activities in Great Britain, fitness challenges in India and psychological safety programmes in Türkiye. Employees and their families also continued to have access to confidential support through our Employee
Assistance Programme and the ‘Balancy’ wellbeing platform.
(1)Our Voice, previously Your Voice.
(2)Based on a blend of Qualtrics and Ipsos Karian and Box data, the Global Manufacturing benchmark includes organisations with global coverage that operate within FMCG and other industry sectors.

37	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information
Our 'nudge' platform now supports more than 14,000 employees across 10 countries with financial wellbeing resources that help build financial literacy, confidence and resilience. We also expanded our ‘One World Share Incentive
Plan’ to four additional countries which included undertaking required registrations to enable our employees in China to receive Diageo shares for the first time. This progress was recognised externally by both the Global Equity
Organization(3) and ProShare(4), reflecting our commitment to making share ownership more accessible and meaningful for our people.
We also understand that people thrive when they feel empowered to own how, when and where they create their best work. Our progressive approach to flexible working is a core part of how we support our people’s wellbeing.
(3)Global Equity Organization, a global non-profit membership organisation that promotes and supports employee share ownership and equity compensation through research, education, and networking.
(4)ProShare, the UK’s non-profit membership body for employee share ownership and share plans, providing advocacy, education, and industry representation.
Average number of employees by region and gender(1)

Region(2)	Men	%	Women	%	Not declared(3)%		Total
North America	1,834	59%	1,267	41%	9	—	3,110
Europe	5,761	56%	4,564	44%	20	—	10,345
Asia Pacific	5,156	64%	2,871	36%	1	—	8,028
Latin America and Caribbean	2,627	60%	1,758	40%	—	—	4,385
Africa	1,179	57%	891	43%	—	—	2,070
Diageo (total)	16,557	59%	11,351	41%	30	—	27,938
Average number of employees by role and gender(1)

Role	Men	%	Women	%	Not declared(3)%		Total
Executive(4)	9	69%	4	31%	—	—	13
Senior manager(5)	323	56%	253	44%	—	—	576
Line manager(6)	2,680	61%	1,730	39%	4	—	4,414
Supervised employee(7)	13,545	59%	9,364	41%	26	—	22,935
Diageo (total)	16,557	59%	11,351	41%	30	—	27,938
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
(4)The number of executive positions has been calculated based on data at 30 June 2026.
(5)Top leadership positions in Diageo, excluding Executive Committee.
(6)All Diageo employees (excluding senior managers and Executive Committee)
with one or more direct reports.
(7)All Diageo employees (excluding senior managers and Executive Committee)
who have no direct reports.

38	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

Health and safety
Health
and safety
We put the health and safety of our
people first across our value chain,
so that everyone can work safely — every
day, everywhere.
3-year trend: Lost time accident frequency rate (LTAFR)
For more details, see the Non-Financial Reporting Boundaries and
Methodologies found on our website at diageo.com.
Our 'Safer Together' approach
The health and safety of our people is a core value underpinning how we operate responsibly across our global value chain. Our Global Health, Safety and Wellbeing Policy reflects our 'Safer Together' philosophy and commitments, defining the standards, expectations and shared accountabilities needed to safeguard our people and those working on our behalf.
We operationalise these commitments through our Global Health & Safety
Strategy, supported by our Global Risk Management Standards, which together provide a structured and preventative framework for identifying, assessing and managing health and safety risks across our operations.
Our risk‑based approach prioritises the prevention of severe and fatal incidents and process safety events. This is delivered through our SFIP (Severe and Fatal
Incident Prevention) and PSM (Process Safety Management) programmes, supported by site‑specific roadmaps, which embed the critical controls, behaviours and governance required to manage high‑consequence risks consistently and effectively.
Our governance assurance programme enables us to determine compliance with our Global Risk Management Standards and identify continuous improvement opportunities. We leverage digital tools and technologies to support the consistent application of these standards and facilitate data-driven decision-
making for timely intervention.
In line with our Global Health, Safety and Wellbeing Policy, leaders at all levels are accountable for implementing the health and safety standards and procedures across their teams and on-site third‑party partnerships. Our Code of
Business Conduct outlines the expectation on employees to take responsibility for their own, colleague and contractor safety. Through clear leadership accountability and strong colleague engagement, we continue to strengthen our safety culture and embed consistent health and safety standards across all operations.
Governance and oversight of health and safety performance metrics and control effectiveness is reviewed and monitored at the Board level twice yearly, Global
Leadership forums monthly and more frequently within individual business units and locations.
Automation and technology
Fundamental to our 'Safer Together' approach is our 5-year Digital, Automation and AI roadmap which has been designed to improve hazard identification, provide predictive analytics for incident prevention and enhance decision-
making. The use of enhanced forklift technologies, manual handling digital wearables and the application of artificial intelligence was a key focus area in fiscal 26. These approaches are also extended to contractors and on-site third-
party providers.
From an automation perspective, there has been continued investment in shuttle warehousing. During the year, Diageo completed its first automated shuttle warehousing site, reflecting continued investment in modernising our supply chain through a multi-year programme of more than $180 million. This has reduced manual handling by replacing traditional cask movement with automated systems, improving both safety and productivity. We have invested with a long‑term focus to strengthen asset capability and drive sustainable value creation.
Investment of more than $40 million in maturation operations and activities deployed targeted technology to extend asset life, optimise liquid inventory management and support improved returns on invested capital, while advancing readiness for future automated warehousing aligned to demand signals.
Our continuing transition from forklifts to automated guided vehicles and autonomous mobile robots remains a priority for fiscal 27.
Process safety management
We recognise that process safety events pose significant risks to the health and safety of employees, communities and the environment, as well as potential damage to property, reputation, and business continuity. Our process and fire safety strategy and framework continue to provide a structured and consistent approach to identifying, assessing and controlling hazards that pose potential risk of causing major accidents such as fires, explosions or chemical releases.
During fiscal 26, we strengthened the systems, controls and capabilities that underpin long‑term process safety performance, including the launch of an electronic management of change system to enhance the consistency, traceability and effectiveness of change management across our operations.
Process safety audits were also completed at multiple sites across several markets, providing targeted insight into local risks and opportunities for improvement. Findings from these audits have been consolidated into common themes, which have informed the development of a structured programme expected to deliver through to fiscal 29.
Our performance
We report on lost time accident frequency rate (LTAFR). This year, our rate was 1.01 (fiscal 25:0.82) lost time accidents (LTAs) per 1,000 full-time employees (including directly supervised contractors). Our LTAFR increased this fiscal, driven by an increase in accidents across our commercial operations in a number of markets but most significantly in Europe. Over the last three fiscal years LTAFR has shown year-to-year variability reflecting the dynamic nature of our risk environment and ongoing efforts to enhance workplace safety.
Our total recordable accident frequency rate (TRAFR) which records work-
related injuries that need more than first aid treatment increased during this fiscal year. Our aim was to achieve a TRAFR performance of lower than 2.75.
In fiscal 26, TRAFR was 2.34 accidents per 1,000 workers, an increase from
2.16 in fiscal 25. In absolute numbers our total recordable accidents were slightly higher than fiscal 25 (fiscal 25:89, fiscal 26: 90) however the average total headcount used as the denominator in the calculation reduced due to divestments, therefore impacting the rate. Within our manufacturing operations, safety performance improved during fiscal 26, with total recordable accidents reducing from 67 to 60 and the total recordable accident rate (TRAR) improving from 3.08 to 2.78. This reflects continued progress in strengthening workplace safety and reducing the overall frequency of incidents. We investigate each recordable accident to establish the root cause, contributing factors and insights.
We share the key learnings across the organisation aiming to prevent recurrences.
In fiscal 27, we will be changing our primary KPIs from lost time accident frequency rate (LTAFR) and total recordable accident frequency rate (TRAFR)
to lost time injury frequency rate (LTIFR-per 1 million hours) and total recordable injury frequency rate (TRIFR-per 1 million hours) as these are internationally recognised safety KPI definitions and are aligned with the safety performance reporting of our peer companies.

39	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

Continuous improvement initiatives
In fiscal 26, we introduced and progressed several key programmes aligned to our Global Health & Safety strategy. These initiatives will continue to be developed further as part of our culture and technology roadmaps in fiscal 27.
Safety culture & leadership
•Safety culture assessment action plans
The safety culture assessment conducted in fiscal 25 indicated strong overall performance, placing the organisation above the typical level seen across the beverage industry and close to best-in-class standards.  In fiscal 26 each site translated their safety culture assessment results into an action plan, which will continue into fiscal 27.
•World Health & Safety Day
We celebrate the ILO World Day for Safety & Health at Work on 28
April each year across all our locations. This fiscal the ILO theme was
‘psychological safety in the working environment’. We celebrated the theme over three days and focused on the role of leadership in creating a psychologically safe working environment through global webinars, focused communications and toolbox talks at site level.
Digital technology
•Worker connection platform
We have enhanced our digital platforms in fiscal 26 by creating a digital worker connection platform for those supply sites on the Manufacturing
Excellence journey. We developed safety workflows within the platform to enable Tier 1 operators to report on hazards and unsafe conditions and carry out peer-to-peer behavioural observations.
•Electronic Management System
We continued the rollout and implementation of a digital solution for managing change, electronic permits and onboarding of contractors, with an emphasis in the second half of fiscal 26 in shifting from implementation to embedding and adoption of the modules.
Office and commercial safety
•Managing Director Health & Safety toolkits
A toolkit was developed and launched by the Global H&S Team for the commercial offices and brand homes locations. It was designed to support our Managing Directors in delivering against the Diageo Global
Health, Safety & Wellbeing Policy, and applicable global standards at non-manufacturing locations.
•Office Health & Safety Playbooks
H&S playbooks were launched across our Tier 1 offices to provide global guidance on how health and safety is managed in non-
manufacturing locations. The playbooks support teams in identifying and managing risks more effectively, while reinforcing accountability and expected standards. They also help build capability at a local level, enabling a more proactive approach to safety and improving overall performance across our office-based operations.
•Safer Driving On Roads
Diageo’s Safer Driving Programme currently supports approximately 2,500 drivers globally. In fiscal 26, the focus was on embedding the programme into business as usual operations and improving performance through measurement of the 'Safe Driving Score' KPI (fiscal 26 global average =
80%). The Driving Skills Builder platform further enhances driver capability through personalised e-learning modules assigned based on individual driving behaviours.
Transforming our health & safety strategy
As part of our ambition to achieve a world-class health and safety culture with leading health and safety performance, we are transforming our strategy around five key pillars, supported by strong foundations in Process Safety and Severe and Fatal Incident Prevention (SFIP):
•ISO 45001 implementation
Standardising our health and safety management across all sites
•Leadership capability
Enhancing the safety skills and accountability of our leaders
•Human Factors
Linking human behaviour directly to safety performance
•Digital Innovation
Leveraging automation and AI to mitigate risks
•Commercial safety
Stronger integration of our safety standards in our commercial operations
This combined approach will actively strengthen our safety culture and help generate sustained performance improvement across the organisation.

40	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

Promote positive drinking
Promote
positive
drinking
We want to change the way people drink – for the
better, by engaging, educating and empowering
consumers to make informed choices about drinking.
Key targets

Tackling underage drinking through SMASHED(1)
Year	People educated
Target by 2030 Scale up our SMASHED partnership and educate 10 million young people, parents and teachers on the dangers of underage drinking	10m
2026 cumulative progress	9.87m
2025 cumulative progress(2)	8.15m
2026 Performance Number of people educated on the dangers of underage drinking through a Diageo-supported education programme	1.71m

Promoting education on drink driving(3)
Year	People educated
Target by 2030 Deliver five million educational experiences on drink driving	5m
2026 cumulative progress	5.11m
2025 cumulative progress(2)	3.86m
2026 Performance Number of drink driving educational experiences delivered	1.25m

(1)Baseline year fiscal 18
(2)Comparative fiscal 25 target results are presented to two decimal places to improve comparability with current year reporting.
(3)Baseline year fiscal 21
For more details, see our website at diageo.com.
For generations, our iconic drinks have been chosen for life's moments. Crafted with pride, they bring people together and are intended to be enjoyed responsibly.
Our Positive Drinking approach includes three pillars that address alcohol abuse and promote responsible drinking:
•Education to tackle alcohol abuse with a focus on underage drinking, drink driving and binge drinking.
•Promoting moderation by ensuring our brands connect with evolving consumer behaviours and facilitate their desire to moderate.
•Advocating for alcohol policies that support consumer choice, deepen understanding of alcohol and tackle illicit production and consumption.
We apply creative, innovative solutions to tackle alcohol abuse globally. Our markets implement global assets and leverage local partnerships and innovation to ensure cultural relevance.
Our people continue to play a central role in the promotion of positive drinking.
Through our new digital training programme, we seek to ensure that our employees are equipped with the knowledge and confidence to promote positive behaviours. It brings our strategy to life, helping employees understand their role in shaping a positive drinking culture through informed choices, everyday actions and meaningful conversations. Covering topics from alcohol and health to advocacy and responsible business practices, the module reinforced shared ownership across our organisation. In our 2026 Our Voice survey, 93% of our employees said they were comfortable talking about Positive Drinking in both professional and personal situations, in line with our prior year.
Education to tackle alcohol abuse
Underage drinking
We believe it is never acceptable for anyone underage to consume alcohol. That is why we have run campaigns and education programmes to combat underage drinking for many years.
SMASHED is a programme that educates young people aged 10-17 on the dangers of underage drinking. It was developed by Collingwood Learning, and we have been proud to sponsor it for the past 17 years.
SMASHED began as a live theatre production and has since been enhanced to enable online learning. To make the programme as successful as possible, the performance can be tailored to specific countries using local actors and cultural references.
We continued to deliver a very strong performance on the programme this year, with innovative delivery partner collaborations across the globe. In fiscal 26, a projected 1.39m people have confirmed changed attitudes to the dangers of underage drinking based on our sampling of participant surveys.
Drink driving
We are delighted to have reached our 2030 target ahead of schedule in fiscal 26, marking a critical milestone on our ongoing commitment to help prevent drink driving through education, awareness and partnership.
We have long championed awareness of the risks associated with drink driving, working closely with governments, road safety experts and local authorities around the world to implement prevention programmes, notably with our flagship programme Wrong Side of the Road (WSOTR) launched in 2021 with the United Nations Institute for Training and Research (UNITAR).
In India we have continued to scale WSOTR through a strong partnership model, integrating the programme into the driving licence process in partnership with Regional Transport Offices (RTOs) across the country. Through technology-enabled training, new licence applicants and applicants for license renewal engage with simulations, educational content and behavioural assessments to better understand the risks of drink driving. The programme has been implemented across 83 RTOs, reaching more than 800,000 people in fiscal
26.
Our focus doesn't stop with reaching our targets, and we will continue our efforts to engage and educate consumers.
Informed choices about drinking
DRINKiQ is our one-stop destination for facts around alcohol and how your body responds to it. It enables people to educate themselves and make informed choices. The web-based platform actively promotes moderation and endorses a balanced lifestyle. In fiscal 26 we introduced several innovations, including hubs on drink driving and fake alcohol, a refreshed quiz, a travel quiz and a drinks calculator.
In November 2025, Diageo GB launched Fancy That!, an educational campaign aimed at improving consumer understanding of alcohol units and supporting moderation. Delivered through DRINKiQ, the initiative challenged common misconceptions about drink strength by highlighting that alcohol content is determined by units rather than ABV. By providing clearer comparisons across drink types, the campaign sought to give consumers greater confidence and choice when moderating their alcohol consumption.
Promoting moderation: Ensuring our brands connect
with and attend to evolving consumer desire to
moderate
Creating aspiration around moderation - and positioning it as a positive and desirable option - is critical to fostering positive drinking attitudes and behaviours, supported by a broad range of products and strategies that respond to evolving consumer preferences and support moderation choices. Our Diageo

41	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

Marketing Code equips marketers with clear principles for promoting moderation through our brands and innovation portfolio.
We launched new campaigns this year which leveraged strong consumer insights and delivered against our goal of making moderation more aspirational including:
•Guinness Beer Pressure: Guinness addressed the social stigma associated with choosing non-alcoholic options by challenging 'beer pressure' and championing Guinness 0.0 as a credible alternative. The campaign supports our ambition to normalise moderation at scale by making the choice to not drink alcohol feel socially accepted and culturally relevant. The campaign ran from February 2026 to June 2026, supported by significant media investment.
•FIFA World Cup: During the 2026 FIFA World Cup, Diageo launched
'The Best Move: Celebrate Responsibly' across Latin and North
America. Built on the insight that moderation enables passion, the campaign positioned responsible drinking as key to fully enjoying the intensity of the game, encouraging simple actions like pacing drinks, hydrating, eating, and planning safe journeys.
Non-alcoholic portfolio availability
We also continue to expand consumer choice through our non-alcoholic portfolio. Non-alcoholic products are now available in 17 markets up from 15 markets in fiscal 25, representing approximately 68% of our strategic markets.
Guinness 0.0 is now available in 12 markets, representing approximately 48%
of our strategic markets.
Marketing in a responsible way
The Diageo Marketing Code (DMC) sets out our principles for responsible marketing, and it represents a cornerstone of the way we do business. The DMC includes our commitment to encouraging only responsible and moderate drinking and never targeting underage audiences. We are proud to have a proven track record of compliance, which is underpinned by appropriate checks in every market we operate in.
We are focused on compliance at scale and embedding compliance into the flow of work. One example is our continued exploration of AI, building on last year’s testing to support marketing content review, with plans to evolve this into a broader AI assistant that helps scale compliance and capability by embedding
DMC principles into everyday marketing decisions.
We regularly review reporting from advertising monitoring and industry bodies across key markets, for breaches of self-regulatory alcohol marketing codes.
No complaints relating to Diageo marketing were upheld by key industry bodies this fiscal year.
Complaints upheld by key industry bodies that report publicly are presented below.
Incidents of non-compliance concerning marketing
communications (upheld published rulings) - fiscal 26(1)

Country	Body	Industry complaints upheld	Complaints about Diageo brands upheld
United States	Distilled Spirits Council of the United States (DISCUS)	2	—
Australia	ABAC Scheme	41	—
United Kingdom	Advertising Standards Authority	13	—
	Portman Group	22	—
Republic of Ireland	Advertising Standards Authority for Ireland (ASAI)	1	—
(1)United States, United Kingdom, Republic of Ireland - 1 July 2025 to 30 June 2026.
Australia - 1 July 2025 - 31 March 2026 (Reporting is based on the latest publicly available ABAC quarterly data).
Advocating improved laws and industry standards
We believe industry-wide standards and sensible regulation provide an important framework for responsible drinking. We support evidence-based policies that address drinking patterns, target at-risk groups, treat all alcohol equally, and involve relevant stakeholders. We advocate for effective measures such as blood alcohol driving limits, responsible digital marketing, and legal purchase age laws, alongside industry standards for responsible marketing and consumer information. We also support programmes that help tackle alcohol misuse.
Over the last decade, many countries have seen declines in binge drinking, drink driving and underage drinking. As members of the International Alliance for
Responsible Drinking (IARD), we are committed to building on this progress and supporting global efforts to reduce harmful drinking. This includes delivering on the recommendations presented to the sector in the United Nations
2025 Political Declaration on non-communicable diseases and mental health, in particular by taking concrete steps towards eliminating the marketing, advertising, and sale of alcohol products to minors. As members of IARD we participated in an economic operators’ dialogue convened this year by the
World Health Organization (WHO) in line with the Global Alcohol Action Plan
(GAAP). At the dialogue, IARD’s members and partners shared updates regarding the actions we are taking to tackle the harmful use of alcohol as part of the whole-of-society approach established by the WHO’s Global Strategy to reduce the Harmful Use of Alcohol.

42	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

Champion inclusion and diversity
Champion
inclusion
and diversity
Empowering our people and strengthening
performance.
Key Ambitions(1)(2)(3)

Current gender representation of our leadership
2030 Ambition Champion gender diversity, with an ambition to achieve 50% representation of women in leadership roles by 2030					50%
Role	Wome n	%	Men	%	Total
Leadership population (3)	256	44%	325	56%	581

Current ethnic representation of our leadership(4)
2030 Ambition Champion ethnic diversity, with an ambition to increase representation of leaders from ethnically diverse backgrounds to 45% by 2030								45%
Ethnically diverse	%	Non- ethnically diverse	%	Decline to self identify	%	Not disclosed	%	Total
257	46%	271	48%	15	3%	18	3%	561

(1)Statements on representation should be considered an ambition for Diageo, not a target.
(2)This data is calculated as an average across the four quarters of fiscal 26.
(3)Leadership population encompasses the Executive Committee and senior managers.
(4)20 leaders are based in countries that do not collect ethnicity data.
These leaders are not in scope
Appointments to leadership roles are made based on the candidates'
capabilities, skills and experience to meet the role's requirements. For more details, see the Non-Financial Reporting Boundaries and
Methodologies on our website.

Building a thriving and inclusive hospitality industry (1)
Year	Number of people reached
2030 Ambition Provide business and hospitality skills to 200,000 people, increasing employability and improving livelihoods through Learning for Life and our other skills programmes	200k
2026 cumulative progress	164k
2025 cumulative progress	133k

(1)Baseline year fiscal 21
      For more details, see our website at diageo.com.
Inclusion and diversity matter because they strengthen our performance. When colleagues with different backgrounds, perspectives and experiences can contribute fully, we make better decisions, encourage innovation and better serve our customers, consumers and communities, supporting long-term sustainable growth and shareholder value creation.
Access and opportunity
Creating an inclusive culture where everyone feels respected, supported and able to do their best work is central to our business. Across Diageo, locally relevant initiatives help make inclusive behaviours part of workplace life, supported by clear policies and practical tools. This builds on more than a decade of making inclusion and diversity part of how we operate, with clear leadership accountability.
The theme of ‘Strengthening Access to Opportunities and Equality for All’
shaped this year’s International Women’s Day activity, highlighting the importance of improving access to opportunities, visibility and advancement for women, while also spotlighting the progress made across our business and future opportunities with our customers and within our commercial teams. Since fiscal 22, female representation across total commercial roles in Diageo has increased by 4 percentage points, from 34% to 38%, demonstrating continued
progress in strengthening our talent pipeline. However, this has yet to translate consistently into senior commercial leadership, where female representation remains lower at 25%.
Markets and functions continue to create locally relevant opportunities that broaden inclusion beyond gender, strengthening access and inclusion across
Diageo. In Mexico, the third cohort of our internship programme supported individuals from lower socioeconomic backgrounds, while in Colombia, the
'Invincibles' programme, designed to support experienced professionals returning to the workplace after career breaks, increased participation among
Gen X returners. Within our Zacapa Supply Chain and Procurement business,
90% of Aging Centre colleagues completed a four-month sign language programme, strengthening inclusive communication across teams. This year also marked a milestone for our Business Resource Groups (BRGs) in North
America, where both the Spirited Women Network and AHEAD (African
Heritage Employees at Diageo) celebrated 20 years of fostering community, advocacy and allyship, helping shape the foundation of more than 50 Employee
Resource Groups (ERGs) globally.
Zacapa Aging Centre sign language programme participants
Gender inclusion
Female leadership representation increased by one percentage point to 44% in fiscal 26, returning to prior year levels. While representation has been broadly stable in recent years, it remains above our 2020 baseline of 39%. Our performance remains strong against external benchmarks with Diageo named as a top ten company for female leadership in the FTSE Women Leaders Review for the third consecutive year, and 12 percentage points above the index average. Representation remains lower in commercial, general management and supply chain roles. However, in fiscal 26, women accounted for 49% of total leadership appointments.
Our development programmes continue to support this progress. In Europe, we are building middle-management commercial capability through our
'CommEdge' programme, with women representing 67% of the first cohort.
Across the Caribbean, Central America and Venezuela (CCVA) market, an early-career accelerator is strengthening the pipeline of future female leaders, with women making up 84% of participants.

43	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

Ethnic inclusion
We are proud to have surpassed our 'Spirit of Progress' ambition of 45%
ethnically diverse leadership representation for a third consecutive year, with representation remaining at 46%. Representation has increased from 37% in fiscal
21, when we first reported this metric, demonstrating sustained progress. We continue to participate in the Parker Review, where Diageo is recognised for strong ethnic diversity at both Board and senior leadership levels in the United
Kingdom, performing ahead of the FTSE 100 average.
High levels of voluntary disclosure support our ability to transparently report. In markets where ethnicity data collection is legally permitted, 97% of leaders and
74% of Diageo’s total employee base, have completed the ethnicity field.
Our global approach to advancing ethnic inclusion through talent planning and leadership capability continues to deliver locally relevant impact. In Brazil, the
‘Origens’ Internship Programme entered its fourth year supporting early-career
Black talent. Despite Black and Pardo communities comprising more than half of Brazil’s population, Diageo Brazil representation stands at just 25%.
‘Origens’ is designed to help change this by supporting career progression through mentoring, language training and capability building.
Promoting inclusivity through our value chain
We want to make a positive impact on society by providing resources, learning, and livelihood opportunities for the communities where we source, make, and sell our brands. All our programmes are ‘inclusive by design’, aiming for 50%
of beneficiaries to be women, adopting inclusive recruitment practices, providing accessible training, and including dedicated content on inclusion and diversity.
In fiscal 26, Learning for Life, our business and hospitality skills programme for people from under-represented groups, reached 31,000 people in 20 markets, with women representing more than 50% of participants. This brings total participation to date to 164,000. We continue to strengthen the programme’s quality, impact and reporting globally, expanding partnerships with employers and customers to support employment outcomes, and initiated pilots in 6 markets to explore new approaches to increasing impact. Early results in
Colombia showed 35% of alumni reported increased income after taking part in the programme, while 95% of surveyed graduates perceived improvements in their employability and career growth to their participation in Learning for Life.
In water-stressed markets where we support communities with water, sanitation and hygiene (WASH), we partner with leading NGOs to promote equal representation on WASH committees. These committees help address social norms that can limit women’s access to WASH and their influence over decisions. This year, more than 50% of committee members were women.
We also continued to expand inclusive support for smallholder farmers in
Kenya and Mexico, providing equal access to agricultural training and resources. This helps strengthen economic and environmental resilience, while also supporting our supply chain.
To increase social impact and make it easier for employees to get involved, we launched ‘Spirit of Giving’, a global platform enabling colleagues to support local and global causes through giving and volunteering. Aligned to our Spirit of Progress agenda, the platform has already connected employees with over
400 charities worldwide, helping support collective action at scale.
Championing a diverse supply chain
In fiscal 26, we continued to strengthen our value chain by expanding fair and equitable access for a broad range of suppliers across more than 30 countries.
This supports a more competitive and agile supply chain.
We advanced our approach to identifying and developing under-represented suppliers through partnerships, including a sustainability- focused development programme for small businesses and membership of Social Enterprise UK. We were also recognised as an Impact Sourcing Top Global Champion by
WEConnect International, reflecting our inclusive sourcing commitment. For more information, please refer to our ESG Reporting Index.
Inclusive marketing: Good for society and good for
business
We craft and market our products for everyone above legal drinking age, and want our advertising and activations to reflect the consumers who enjoy our brands around the world. As one of the world’s largest advertisers, we also have a role to play in making media more inclusive.
Diageo continues to lead the wider industry in progressive portrayal in advertising. In India, Johnnie Walker brought this to life through ‘The Walkers
List’, a collaboration with female voices across art, culture, sport, music and ethical fashion, all reflecting the brand’s Keep Walking philosophy. The campaign reached more than 70 million people and helped spark meaningful cultural conversation and engagement.
In fiscal 26, we continued to advance the rollout of accessible content, alongside programmes to drive greater inclusivity in experiential marketing.  In Ireland,
Smirnoff’s ‘Sound Nation’ programme championed accessibility at festivals through wheelchair-accessible DJ booths, sonic-vibration feedback vests, sign language interpretation, braille menus and lowered bars, helping create more disability-inclusive experiences where all music fans could participate fully.
For the third time, we partnered with Creative Equals in Great Britain on a career accelerator programme, supporting disabled and neurodivergent talent in the creative marketing industries. Alongside supporting 48 participants, the programme also strengthened understanding of disability inclusion with Diageo marketing colleagues and agency partners through mentoring and partnerships.

44	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

Pioneering grain-to-glass sustainability
Pioneering
grain-to-glass
sustainability
Our business depends heavily on natural resources,
particularly water and agricultural raw materials,
making us directly exposed to climate change and
nature loss, especially pressures on freshwater.
Building climate resilience and addressing nature
risk is therefore critical to maintaining our
operations, supply chains and long-term growth. We
are tackling these challenges by taking focused
action to reduce our most material risks, while also
identifying and capturing opportunities linked to a
more resilient, sustainable business model.
For more details, see our website at diageo.com.
Introduction
Over the past year, the impact of climate change has continued to intensify, with global average temperatures remaining near-record highs and multiple regions experiencing unprecedented heatwaves, wildfires, floods and droughts.
Scientific consensus has further strengthened around the narrowing window to limit warming to less than 2°C, with observed climate impacts already exceeding earlier projections in both frequency and severity. At the same time, economic losses from climate-related events are increasingly evident, reinforcing climate change as a material financial risk across sectors. This evolving risk landscape has been accompanied by increasing regulatory scrutiny, investor expectations and a growing emphasis on climate resilience and adaptation alongside decarbonisation.
Against this backdrop, both mitigation and adaptation are critical to Diageo’s long-term resilience and value creation. Mitigation, through reducing greenhouse gas emissions across operations and the value chain, addresses the root cause of climate change and aligns with tightening regulatory and investor expectations. However, given the increasing physical impacts already locked in, adaptation is equally essential, particularly for a business highly dependent on water availability and agricultural raw materials.
Climate-driven shifts in precipitation patterns, water scarcity, and extreme weather events pose direct risks to water security and crop yields, affecting both production continuity and input costs. Strengthening water stewardship in high-
risk catchments and building more resilient, climate-smart agricultural supply chains are therefore key to safeguarding supply, maintaining product quality, and supporting the communities and ecosystems on which the business depends.
Although our analysis indicates that our business is resilient in the short and medium term, we continue to monitor what is needed to sustain this resilience, both for our operations and our communities in which we operate. We are committed to acting responsibly to mitigate our contribution to global warming and adapt to changing conditions, to support our licence to operate. We respond to climate change and nature loss, mitigating the risks associated with changing environmental and biodiversity factors through our grain-to-glass sustainability strategy.
Our ‘Spirit of Progress’ targets focus on our most material ESG priorities and align with the UN Sustainable Development Goals. This includes our carbon reduction targets, which are validated by the Science Based Targets initiative
(SBTi). We are committed to tackling climate change, as reflected in our participation in the UN’s ‘Race to Zero’ and ‘Race to Resilience’ campaigns.
We are prioritising action in the areas most critical to our business, particularly water, agriculture and communities. However, we have identified several critical external factors beyond our control, including the availability of energy infrastructure, supportive policy frameworks, consumer adoption, access to financing, and how costs are shared. Moving forward, we will continue to evolve and refine our approach based on our progress and developments in the external landscape.
Our targets are shown on page 51 and 53-55. Performance against supporting targets, including some of our packaging and electricity targets, has been separately reported in the ESG Reporting Index.
Reporting
We have made disclosures consistent with the recommendations and recommended disclosures of the Task Force on Climate-related Financial
Disclosures (TCFD) framework for reporting. Increasingly we are incorporating nature risks and dependencies into our strategic planning. For fiscal 26, we completed a project to identify key dependencies, impacts, risks and opportunities, following the guidance of the Taskforce on Nature-related
Financial Disclosures' (TNFD) LEAP (Locate, Evaluate, Assess, Prepare)
framework.
Governance
Given the importance of climate and nature risks, we have governance processes in place to ensure that we factor the risks into our business operations and planning processes. To supplement our Spirit of Progress governance
(summarised on pages 32-33), our sustainability performance is integrated into our operational and strategic review processes. We track water efficiency and greenhouse gas reduction projects and hold regular strategic business reviews focusing on multi-year plans. Significant risks identified are escalated to enterprise risk management forums at group level. We oversee climate and nature risk through these governance structures and processes:
•The President, Global Supply & Procurement and Chief Sustainability
Officer is responsible for climate risk.
•The risk owner is supported by our cross-functional Climate, Water and
Nature Risk Steering Group.
•The Climate, Water and Nature Risk Steering Group provides regular updates to the risk owner and the Board.
•See diagram below for overall Board and Audit Committee governance over the
Group's Principal Risks, which include climate, water and nature risks.

45	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

Risk Management
Identifying climate risks and opportunities
We group climate risks into two types: physical and transition risks. Physical risks include chronic long-term changes like rising temperatures and sea levels, as well as acute extreme events such as floods, droughts and heatwaves.
Transition risks come from the shift to a low-carbon economy, including changes in policy, technology and consumer behaviour.
Both types of risk are already affecting our business and are expected to increase. As global temperatures rise, we continue to assess and prepare for these evolving risks. We also work with external experts to understand how climate and nature-related risks may impact our operations and value chain. We determine the importance and impact of climate-related risks by combining results of our risk assessment and scenario analysis with an assessment of our ability to mitigate or adapt to those risks.
Climate change resilience
Our experience in managing normal changes in climate, water availability and crop yields has helped us become more resilient and adaptable. Over many years, we have built strong planning into our supply chain and procurement processes.
We manage water to strengthen the resilience of our operations and supply chains, and support the communities and sourcing regions we depend on, with a focus on water-stressed areas. We also work with partners to improve farming practices, enhance crop management and seed quality, and develop more resilient, high-yield crops that can better withstand drought and temperature changes.
We recognise that healthy ecosystems are critical for long-term agricultural productivity and climate resilience, and we aim to protect and restore nature across our sourcing regions.
Climate risk has been part of our enterprise risk management since 2010, is evaluated alongside other principal risks, and is now fully integrated into our strategy and business continuity planning. As we continue to strengthen our adaptation efforts, our work on water, agriculture and communities remains central to building resilience, and is complemented by a programme of adaptation at our most vulnerable sites.
Risk assessment results – our most important
physical risks
Our assessment identified three key findings:
1.Water stress, including drought, is our most significant physical climate risk. It is widespread, expected to worsen, and could have a material financial impact in the longer term. It affects our production, access to key agricultural inputs, and ultimately our licence to operate.
2.Agricultural raw materials are at increasing risk from climate change, with impacts expected to grow under the scenarios and timeframes we have assessed. Most of our models indicate rising commodity costs, although the scale of impact varies, reflecting uncertainty in projections. These risks could affect both our operations and our suppliers. The diagram on page 47 outlines the risks to which agricultural materials are exposed by region.
3.Acute weather events such as floods, storms, heatwaves and wildfires are expected to become more frequent and disruptive. While they may cause operational interruptions, their overall impact is likely to be less significant than risks related to water and agricultural materials.
For more details on our scenario analysis approach, see the Non-Financial Reporting
Boundaries and Methodologies on our website at diageo.com.
Identifying and assessing our physical risks
Since 2020, we have worked with climate resilience experts to assess physical climate risks across our sites and key suppliers. The work is conducted at group level but considers all of our owned sites and key third-
party operations. This includes existing operations as well as new sites under development, so we can build resilience from the outset. For further detail on our risk assessment and scenario analysis methodology, please see our
Non-Financial Reporting Boundaries and Methodologies, available on our website.
We evaluate exposure and vulnerability to a range of 19 climate hazards and consider how risks could evolve under different Intergovernmental Panel on
Climate Change (IPCC) warming scenarios (2–3°C and 4–5°C) and timeframes (2030 and 2050). These scenarios were chosen to represent a
'worst case' (RCP8.5) and a 'medium case' (RCP4.5) under which we assess our resilience. We also assess risks to key agricultural inputs and distribution routes. For our most critical or higher-risk locations, we carry out more detailed analysis, including how different parts of operations such as production, infrastructure, water and energy could be affected.
We also review key supplier sites, warehouses and distribution networks (for example those handling our most critical or specialised ingredients and components, key agricultural commodities and our most critical distribution routes) to understand where future physical risks may arise.
Water is a critical priority. We assess risks related to water availability, quality, temperature and flooding, and conduct water stress analyses at our sites every two years using site data and external tools such as the WRI
Aqueduct tool and the validation from independent hydrologists. In water-
stressed areas, we also carry out more detailed assessments including SVAs
(Source Vulnerability Assessments) to better understand local vulnerabilities and identify actions, such as improving efficiency, and strengthening adaptation plans.
The results from our most recent water risk assessment conducted in 2025, identified three new sites located in water-stressed areas. This fiscal year, updates were made to reflect changes in our operations following divestments. In fiscal 26, we also completed two additional SVAs, meaning all of our operational manufacturing sites in water-stressed areas have now undergone an SVA. This provided us with broader insights into current and future vulnerabilities of our water sources.
The diagram on the following page shows our operational sites located in water-stressed areas, and priority water basins in 2026.
This work helps us understand how climate risks may impact our operations and supply chain over time, so we can focus action where it is most needed.
For more on how we identify and manage climate risks, please refer to pages 29-30 in our Climate Transition Plan 2026.

46	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

Pioneering grain-to-glass sustainability continued
Diageo operational sites located in water-stressed areas, and countries where we have identified priority water basins in 2026

Mexico
El Charcon
Agricultural lands
La Primavera
La Barca

Guatemala
Zacapa
Brazil
Itaitinga
Uganda
Kampala

Tanzania
Mwanza
Moshi
Dar es Salaam
Angola
Luanda

South Africa
Isipingo
Kenya
Kisumu
East African Maltings
Tusker

Türkiye
Alaşehir
Şarköy
Acipayam
Nevşehir
Tarsus
Taşel

India
Nashik
Baramati
Aurangabad
Alwar
Pioneer
Malkajgiri

Kumbalgodu
Nimapara
Indonesia
LKJ Packaging

Key
Sites in water-stressed areas
Countries where we have identified priority water basins
Three new sites were identified as being in water-stressed areas in our most recent 2025 Water Risk Assessment: La Barca, Luanda, and Nimapara.

47	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

Key climate risks to agricultural raw materials by region

North America
Maize	Barley
Sugar beet	American white oak
Rye	Hops

Europe
Barley	Dairy
Wheat	Rye
Sugar beet	Hops

Türkiye
Grapes
Wheat
Anise
Sugar beet

Latin America and Caribbean
Agave
Sugar cane

Africa
Barley	Sugar beet
Sorghum	Maize
Sugar cane	Vanilla

Asia Pacific
Rice
Molasses (sugar cane)
Barley
Grapes

Priority raw materials by volume

ò	Barley	ò	Sugar
ò	Agave	ò	Sorghum
ò	Maize	ò	Broken rice
ò	Molasses	ò	Rye
ò	Wheat	ò	Dairy
ò	Grapes & raisins	ò	Others

Climate risks likely to affect agricultural raw materials

Temperature	Precipitation (variability/extremes)	Fires
Drought	Water stress	Hurricane/storm
Flood	Disease	Sea level

48	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

Pioneering grain-to-glass sustainability continued
Quantitative impact of physical risk determined by
scenario analysis
In fiscal 24, we worked with climate resilience experts to develop an automated scenario analysis tool to support our climate adaptation strategy. This tool allows us to run detailed analyses, test different assumptions, and assess how climate risks may affect specific markets or product categories. It also allows us to estimate the potential impact of the adaptation actions we have taken. This represents a significant step forward in embedding climate risk into our strategic planning.
This year, we updated the model with the latest data on volumes, growth projections and changes to our operational footprint. We also reassessed key risks, including long-term water availability, drought, climate-driven increases in commodity prices, and acute climate events. Further detail on the risks and opportunities included in the analysis is set out in the Non-Financial Reporting
Boundaries and Methodologies (pages 3-6), which can be found on our website at diageo.com.
Water stress, including drought
Over a third of our sales value is exposed to high or very high water stress, and under both scenarios and timeframes this exposure is projected to increase.
About a quarter of our sites, representing about half of our sales, could see some increase in water stress under the most extreme scenario, in both 2030 and 2050.
If not mitigated, this could impact our operations, as well as the health and wellbeing of employees and local communities. See our water stewardship strategy on page 52 for actions we are taking to adapt to this risk.
Assessing the financial impact of drought is complex, given uncertainties around how often events occur, how long disruptions may last, and how effective mitigation measures will be. Our analysis therefore uses conservative assumptions, including potential downtime across all affected sites combined with our assessment of vulnerability.
Based on this analysis, whilst exposure is considered to be significant, we do not expect drought to have a material impact on our operations (including key third-party operations) or financial position by 2030. However, beyond 2030, uncertainty increases. Our modelling indicates that adaptation measures will be critical, particularly between 2030 and 2050, to avoid significant disruption to our operations and supply chain. Without action, there is a risk of lost sales. We outline the steps we are taking to address this in the strategy section further below.
Agricultural raw materials
Estimating the impact of climate change on agricultural commodity prices is complex, and our models produce a wide range of outcomes. However, most indicate that climate risk is likely to drive price increases across many of our key commodities.
We use scenario analysis to factor these risks into our procurement strategies, with particular focus on crops that have unique origins (such as agave and vanilla) or are highly sensitive to growing conditions (such as hops).
Our modelling suggests that the greatest price volatility in both 2030 and 2050 is likely to affect agave, sorghum, rice, wheat, dairy and hops. While the scale of impact varies between models, the potential effects in both timeframes could be significant.
Acute weather events
Acute weather events, such as flooding and storms, are among the most likely physical risks to affect our financial performance. They can damage our sites and disrupt the supply of key agricultural inputs. While the direct exposure of our sites to these events is expected to increase, our global footprint and experience in managing resilience mean we are well positioned to limit disruption. Therefore, we do not expect flooding and storms to significantly impact our ability to serve customers or materially affect financial performance at a global level.
Other acute risks, including heatwaves, wildfires and landslides, have also been identified. Although their financial impact has not been modelled in detail, we are planning adaptation measures in areas where these risks are expected to increase.
Identifying and assessing our transition risks and opportunities
We have carried out additional scenario analysis to estimate the financial impact of transition risks and opportunities under a Paris-aligned pathway
(RCP2.6). This has improved our understanding of how the shift to a low-
carbon economy may affect our business and helped us refine our financial estimates and response.
We assessed potential impacts across our operations and value chain, including agricultural inputs, production and packaging, distribution, and sales. From this, we identified the most significant transition risks and opportunities to monitor:
•Decarbonisation costs: Changes to supply chain and production costs, including carbon pricing and input cost increases, particularly packaging materials (risk and opportunity).
•Consumer behaviour: Shifts towards more sustainable products and packaging, such as circular or locally produced options (risk and opportunity).
•Regulatory changes: New or evolving policies such as carbon taxes or shifts to renewables affecting packaging, water use, agricultural inputs or land use (risk).
•Technology changes: The need to adopt low-carbon production methods and the risk of not doing so quickly enough (risk and opportunity).
Of these, the most significant potential impacts are expected from changes in consumer behaviour and the costs of decarbonisation. A summary of our key physical and transition risks and opportunities we consider the most important is provided on page 49.
Quantitative impact of transition risks and
opportunities
Transitioning to a low-carbon economy presents both risks and opportunities for our business. Through our scenario analysis, we have been able to estimate the impact on our operations and financial condition to 2030, concluding that it is unlikely to be significant over that period, even assuming that we absorb increases in production costs.
Packaging is the key transition risk and opportunity
Our analysis shows that, looking ahead to 2050, the main driver of transition risk is our use of glass, which could increase production costs. Some of this impact may be offset by lower transport and energy costs. Changing consumer behaviour, for example towards more sustainable packaging and containers, could have an impact if we do not innovate to meet these opportunities. Modelling to 2050 involves significant uncertainty due to the number of variables involved. However, it helps us understand a potential
'worst-case' scenario based on our best estimates of future cost trends.
We have used this modelling to assess the potential impact on our operations and financial position, taking into account mitigating actions we expect to implement. These include pricing strategies, improving energy efficiency, sourcing and using lighter-weight packaging, reducing the carbon intensity of glass, and increasing the use of returnable or reusable packaging.
The outcomes of our analysis of both physical and transition risks are reflected in our assessments of viability and asset impairment (see page 68 and 148-149).

49	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

Summary of our most important climate risks and opportunities

Risks
Risk description	Water scarcity Increasing water scarcity and water stress affects our ability to continue to source from and produce in water‑stressed areas.	Agricultural raw material availability Climate-related impacts on agricultural material availability cause scarcity or price increases.
Category	Physical – chronic	Physical – chronic
Timeframe(1)	Short term (one to five years), medium term (five to 10 years) and long term (10 to 30 years)	Medium, long term
Impact (if not mitigated)	Moderate(2)	Moderate(2)
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
•Rainwater harvesting, aquifer recharge, dam desilting.

•Regenerative agriculture adaptations.
•Smallholder farmer support.
•Development of drought-resistant ingredients (e.g.
sorghum, anise and barley varieties).
•Alternative sourcing locations.
•Substitution with alternative crops.
•Increased use of cover cropping.
•Improved water management in agricultural practices.

Risk description	Input costs Policy changes (carbon taxation, shift to renewables) cause increases in input costs.	Consumer behaviour Consumers prioritise purchasing more sustainable products, rejecting those perceived to have a negative environmental impact.
Category	Transition – policy/legal	Transition – market
Timeframe(1)	Short, medium and long term	Short, medium and long term
Impact (if not mitigated)	Moderate(2)	Moderate(2)
Response examples	•Supply chain decarbonisation. •Engaging suppliers in low-carbon technology options for their operations. •Reduced packaging weight.	•Increased recycled content in packaging. •Developing circular product offerings. •Purchasing more sustainably-grown raw materials. •Communicating these changes to consumers. •Reduced packaging weight.
Opportunities
Opportunity description	Supply chain decarbonisation Reducing our Scope 1, 2 and 3 emissions lowers our exposure to carbon taxes and related costs, and improves our reputation with customers and consumers.	Innovation in sustainable products and packaging Developing more sustainable products meets consumers increasing demands.
Category	Transition – policy/legal	Transition – market
Timeframe(1)	Short, medium and long term	Short and medium term
Impact (if not realised)	Moderate(2)	Moderate(2)
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

(1)Timeframes chosen align to those used in our scenario analyses, where short term (one to five years) reflects the typical strategic planning timeframe, medium term (5 to 10 years)
includes the timeframe to 2030 and long term (10 to 30 years) includes the timeframe to 2050.
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

50	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

Pioneering grain-to-glass sustainability continued
Integrating nature risk into our climate risk strategy
Building on the nature baseline conducted in fiscal 24, which encompassed our agricultural upstream supply chains, our direct operations and selected packaging supply chains, we continued in fiscal 26 to strengthen our understanding of nature-related dependencies, impacts, risks and opportunities
(DIRO) informed by the recommendations of the Taskforce on Nature-related
Financial Disclosures (TNFD). We further assessed material pressures and the geographic areas where these could have the greatest impacts across land, water, biodiversity and ecosystem services. This culminated in the completion of a
TNFD-aligned DIRO assessment using the TNFD LEAP (Locate, Evaluate,
Assess and Prepare) framework.
Results of our nature dependencies, impacts, risks and
opportunities assessment
This assessment confirmed that our business is highly dependent on nature for water- and soil-related ecosystem services which support crop growth and our operations, as well as risk mitigation ecosystem services that help protect our value chain from emerging climate-related risks like floods, storms, droughts and pests.
Our agricultural raw materials have the highest dependency on nature and ecosystem services and face a range of risks as a result of widespread nature decline and biodiversity loss. We have identified risks relating to worsening water stress and declines in soil condition, more intensive land use and loss of landscape complexity which can reduce the resilience of the landscapes we rely on and worsen exposure to natural hazards and pests. These have the potential to impact some of our key crops including agave, broken rice and wheat.
We are making continuous progress in understanding our nature-related DIROs, while integrating these insights into our broader approach to manage our most material ESG risks. Our integrated approach aims to recognise the ways in which taking holistic action on climate change, water stewardship and regenerative agriculture can build resilience to the nature risks we face.
Our strategy for grain-to-glass sustainability
Our sustainability strategy recognises the wide-ranging environmental and social impacts of climate change, as well as our reliance on natural resources and people. It reflects the close links between climate, nature, water, agriculture and communities across our value chain.
The strategy focuses on our most material impacts, risks and opportunities, in particular water availability, quality and accessibility, agricultural raw material availability and greenhouse gas emissions, and is supported by clear targets. It is regularly reviewed to reflect evolving regulations and improved understanding of complex, system-wide challenges such as decarbonisation and water stewardship. By delivering and regularly reviewing our commitments, we aim to strengthen business resilience and protect our licence to operate and grow.
Our greenhouse gas and water roadmaps set out the actions required to meet our
Spirit of Progress targets. These plans are supported by capital investment and are regularly reviewed. More extensive and greater quality digital data is helping us better track progress and refine our approach over time.
We continue to invest in the delivery of our water stewardship and carbon emissions reduction ambitions. We continue to focus on higher impact and return projects. To date, we have invested more than $400 million in projects including, for example, water replenishment and water efficiency projects in
Mexico, biomass energy in Mexico and East Africa, and conversion of some
Scotch distilleries to renewable energy. This reflects our disciplined approach to capital allocation and the practical dependencies associated with delivery, including infrastructure availability, regulation, technology readiness and partner capability. We remain committed to funding high-impact projects and working with partners to accelerate progress where scalable and value-accretive opportunities are available.
This year we published our Climate Transition Plan which outlines in more detail how we are mitigating our carbon emissions and building adaptation to climate change impacts.

51	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

Key Sustainability Targets

Water efficiency(1)(4)
Improvement in water use efficiency in water-stressed areas (%)
Year	%
Target by 2030 Reduce water use in our operations with a 40% improvement in water use efficiency	(40)%
2026 cumulative progress	(23.3)%
2025 cumulative progress	(25.0)%
2026 performance Percentage change in water efficiency index from the prior year	2.2%

Improvement in water use efficiency across the company (%)
Year	%
Target by 2030 Reduce water use in our operations with a 30% improvement in water use efficiency	(30)%
2026 cumulative progress	(14.9)%
2025 cumulative progress	(17.0)%
2026 performance Percentage change in water efficiency index from the prior year	2.4%

Water replenishment(3)
Year	%
Target by 2026 Replenish more water than we use for operations in water- stressed areas	100%
2026 cumulative progress	100%
2025 cumulative progress	84%

Water collective action(1)
Year
Target by 2030 Engage in collective action in all priority water basins to improve water accessibility, availability and quality and contribute to net positive water impact	12
2026 cumulative progress	10
2025 cumulative progress	9

Emissions from our direct operations(2)(4)
Year	%
Target by 2030 Reduce our direct operations greenhouse gas emissions by 50% (Scope 1 and 2)	(50)%
2026 cumulative progress	(25.7)%
2025 cumulative progress	(20.9)%
2026 performance Percentage change in absolute greenhouse gas emissions (direct and indirect greenhouse gas emissions by weight (market/net based)) from the prior year	(6.1)%

Emissions from our value chain(2)
Year	%
Target by 2030 Reduce our value chain (Scope 3) greenhouse gas emissions by 26%	(26)%
2026 cumulative progress	(18.8)%
2025 cumulative progress	(13.7)%
2026 performance Percentage change in absolute greenhouse gas emissions (tCO2e) from the prior year	(5.9)%

Regenerative agriculture programmes(1)
Year
Target by 2030 Deliver a total of 10 collaborative regenerative agriculture programmes between 2020 and 2030 aiming to address key climate, water and nature risks.	10
2026 cumulative progress	5
2025 cumulative progress	5

Increasing recycled content
Year	%
Target by 2030 Continue our work to increase recycled content in our total packaging (increasing the percentage of recycled content in our packaging to 50%)	50%
2026 cumulative progress	47%
2025 cumulative progress	46%
2026 performance Change in percentage of recycled content in fiscal 26	1%

(1)Baseline year fiscal 20.
(2)Baseline year fiscal 22.
(3)Projects developed from fiscal 16 to fiscal 26.
(4)Data for the baseline year and for the intervening period up to the end of last financial year has been recalculated in line with our Non-Financial Reporting Boundaries and
Methodologies.

52	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

Pioneering grain-to-glass sustainability continued
Preserve Water for Life
Over the past year, the criticality of water to our business is more evident than ever, as is the need to consider water, climate and nature holistically and adopt an integrated approach. Water is at the centre of our climate adaptation and resiliency planning, our impact and dependency on nature, and key to the success of our regenerative agriculture programme, but it is facing increasing pressure in many parts of the world due to the impacts of climate change and the competing demands for freshwater resources. Our water strategy, which ultimately aims to build resilience and enable growth for communities, the environment and our business, has four interdependent pillars that are integrated with other actions to address impacts on climate, nature and people:
•Operations: delivering best-in-class water stewardship across our own sites, including driving improved water-use efficiency and water quality, and strengthening water management practices.
•Supply chain: scaling water stewardship across our value chain, with a focus on agriculture and key suppliers in priority basins, supporting improved water efficiency, replenishment efforts, and collective action to enhance basin resilience.
•Communities: strengthening resilience in the communities where we operate and source, including replenishing more water than we use in water-stressed locations, expanding access to clean water, sanitation and hygiene (WASH), and driving effective basin-level collective action in our priority water basins.
•Advocacy: enabling systemic change (globally and locally) by leading and contributing to campaigns for action on water, and working with partners, governments and stakeholders to improve water policy, investment and basin-level outcomes.
More information on our refreshed water strategy can be found on our website at Diageo Water Stewardship Strategy.
Fiscal 26 was a milestone year for our replenishment programme as we achieved our ambition to replenish more water than we use in our operations in water-stressed sites. This achievement reflects our long-term commitment to investing in nature restoration and climate resilience in our most at-risk markets.
The next phase of our replenishment programme will extend to include key third-party suppliers in our priority water basins and therefore increase the number of these basins. We will incorporate extended collective action and replenishment targets in fiscal 27. To support this, in fiscal 26 we were pleased to publish a new water stewardship guidance for our suppliers. This fiscal we made good progress with our collective action programme, particularly where we are basin champions. Coupled with this we were confirmed as a signatory to the Business Supporter Programme of The Freshwater Challenge – 'a country-
led initiative to restore 300,000 km of degraded rivers and 350 million hectares of degraded wetlands by 2030, while securing the protection of freshwater ecosystems important for biodiversity and ecosystem services'.
Our water strategy also aims to leverage our brands to deliver our goals. As such on World Water Day, Don Julio and Diageo Mexico announced replenishing more than double the volume of water used in our tequila operations in Jalisco. We have increased our water policy engagement, completing an analysis of three key markets and partnering with WaterAid and others to better understand how we can collaborate to engage  governments to encourage investment and progressive climate and water policy.
To drive our integrated approach, which captures total impact value, we developed a Co-benefits Tool to help teams measure and communicate the full value of our projects. By incorporating the tool into our process, teams can build a fuller picture of how projects create impact across climate, nature and people.
This enables us to tell a holistic story about the impact of projects. The Co-
benefits Tool ensures consistency as it includes up-to-date, science-based metrics so every project reports the same way – and stays future-proofed for new reporting requirements. Understanding co-benefits also shows where projects have the potential to strengthen surrounding, connected ecosystems and communities.
Water efficiency
Across the company, we have improved our water efficiency by 14.9% since our fiscal 20 baseline. In water-stressed areas, our water efficiency has improved even further, by 23.3% against our fiscal 20 baseline. In fiscal 26, changes in our production profile resulted in a slight decrease in our performance compared to last year. These changes included the commencement of operations at new sites in North America, Ireland and Mexico, as well as reduced production volumes in certain regions. As a result, our water efficiency declined by 2.4% across the company and by 2.2% in water-stressed areas compared with the prior year, despite the implementation of various water efficiency and water recovery projects.(1)
In water-stressed areas, we started the operation of a water recovery plant at our site in El Charcon, Mexico with the capacity to recycle over 1,000 m3 per day.
We also implemented process optimisation projects and expanded the use of recovered water across our sites in East Africa. As we continue to install or increase the capacity of water recovery technologies, the volume of water recovered and recycled in water-stressed areas reached nearly 770,000 m3 —
equivalent to 18.8% of the total water used in these areas. In addition to the projects implemented in water-stressed areas, we also delivered improvement projects across our distilleries in Scotland and North America, such as increased reverse osmosis performance at our site in Cameronbridge and improved use of recovered water for cooling tower operations at our USVI site. Overall, our distilleries in Scotland have improved their water efficiency by 35% compared to the baseline, with Cameronbridge achieving a water efficiency of less than
9L/LPA for the second consecutive year. We are also embedding water stewardship requirements from the initial design phase of new facilities. During fiscal 26, we started the commissioning of Littleconnell, our new brewery in Co.
Kildare, which will add over 400 m3 per day of recovered water capacity, and which we expect to start delivering benefits from fiscal 27.
Innovation and new technologies continue to be essential for improving water management. Through Diageo Sustainable Solutions (DSS), we actively identify, test and integrate new technologies into our plans. This year, we concluded a forward osmosis pilot at our BioEnergy plant at Cameronbridge distillery, demonstrating how waste heat can be used to treat effluent, achieving a recovery rate of over 70% and enabling water recycling with lower operating pressures and electrical consumption than conventional reverse osmosis technology.
The recently announced agreement to sell our shareholding in East African
Breweries plc (EABL), when completed, will materially change our operating footprint and affect our future water efficiency performance. EABL has been a significant contributor to our historical and planned water efficiency improvements. Its divestment, alongside other recent portfolio changes, would therefore alter the business footprint on which our 2030 global water efficiency ambition was originally based. Our ambition and improvement plans for our remaining production facilities are unchanged. However, following completion of the transaction, we expect to rebaseline our 2030 global water efficiency ambition to reflect our revised business footprint. We will also review our water efficiency methodology to ensure it remains a robust and consistent measure of performance that supports sharpened accountability across the business. We remain committed to improving water efficiency, prioritising action in water-
stressed areas, addressing water-related risks and strengthening the resilience of our operations.
Water replenishment
In fiscal 26, we marked the final year of the latest phase of our water replenishment programme and were very pleased to achieve our target to replenish more water than we use in our operations at sites located in water-
stressed areas. This year also marked a decade since initiating our replenishment programme, during which we have implemented over 210 community water projects across 12 countries. We are proud of this achievement but recognise there is much more to do and therefore will be extending our replenishment programme to include key suppliers in our priority water basins, as well as continuing to replenish our own direct water use at sites in water-stressed locations.
(1)In fiscal 26, the water efficiency index - across the company was 85.1 and the water efficiency index - water-stressed areas was 76.7.

53	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

In fiscal 26, we completed 41 projects, such as wastewater treatment, reforestation, desilting ponds and building check dams, in 10 countries with an annual volumetric replenishment capacity of projects developed of 1.48M m³ of water. The annual cumulative volumetric replenishment capacity of projects developed from fiscal 16 to fiscal 26 is 8.13M m³ of water across 12 countries, which significantly exceeds our estimated fiscal 26 water withdrawal volume.
In India, this year’s projects included desilting ponds near our Aurangabad,
Kumbalgodu and Nimapara sites bringing improved infiltration, freshwater ecosystems and local water availability to water-stressed communities. In
Jalisco, Mexico, we were proud to partner with the local authorities in
Atotonilco, where we have two tequila distilleries, to build a new community wastewater treatment plant that will ensure clean water for the environment and for local farmers.
An important part of our approach on water is that it remains people-centric. We have committed to providing access to clean water, sanitation and hygiene
(WASH) in water-stressed communities near our sites and in water-stressed areas that supply our raw materials. In fiscal 23, we reached our 2030 target, meaning all markets included in our target invested in WASH projects since
2020. We maintain this commitment, investing every year to 2030. This year we implemented our first WASH project in Guatemala in the Quetzaltenango municipality. We also identified new solutions to increase project sustainability for the long term, as well as developing training for our teams and delivery partners on sustainable and climate resilient WASH systems. For more information, please refer to our ESG Reporting Index.
Collective Action
Water collective action
We recognise that businesses need to partner with other water users, non-
governmental organisations (NGOs), civil society and governments to build climate resilience and ensure water security for communities, the environment and our business. We therefore continue to prioritise our collective action programme which embraces a collaborative approach towards water stewardship in our priority water basins across 12 countries. Our collective action programme aims to adopt a multi-stakeholder approach including other companies, NGOs, public sector organisations and communities. Operating as projects where they implement on-the-ground activities or as platforms to co-
ordinate multiple collective action projects, these partnership initiatives aim to pool knowledge, expertise and resources to identify and implement solutions and develop integrated plans to address shared water challenges.
In fiscal 26, Diageo, in partnership with AB InBev and Quintessa as the local implementing partner, started the Coalition Waters Project in the Pacoti Basin in
Brazil. The project aims to expand access to water in the Fortaleza metropolitan region in the state of Ceará, where our packaging site for Ypióca is located, targeting community kitchens and the surrounding population.
We also continued to participate in collective action projects in Ghana, India,
Scotland, Türkiye and Uganda, implementing nature-based solutions and convening stakeholders to advocate for equitable access to water. The percentage of priority water basins with collective action participation was 83%
at the end of fiscal 26 (10 out of 12 basins).
Where we have strong interests, we take a leading role as basin champion. This includes the Santiago Lerma river basin in Mexico, where we supported the shift of the Charco Bendito initiative toward better governance and a new nature-based solution; the Upper Godavari river basin in India, where we helped launch The Godavari Initiative; and the Upper Tana basin in Kenya, where increased investment expanded the Upper Tana-Nairobi Water Fund into new counties.
Overall, our collective action programme is the cornerstone of our water strategy as it is only by driving collaboration at the basin level that we can work together to address the shared water and climate risks in these basins. Future water security will ultimately depend on working together.
Advocacy
Raising awareness and visibility of the global water crisis is a key part of our holistic water strategy and we continued to use our voice to highlight the criticality of investment in water. Through the year we were among many businesses continuing to call for more action on water and climate adaptation at many external meetings and events, including COP30 in Belém, the UN SDG
Summit in New York and World Water Week in Stockholm – sharing our ambition and learnings, and advocating for more companies and partners to scale up collaboration. We continue to actively work with others including leading international organisations such as the Water Resilience Coalition and
Alliance for Water Stewardship, and we have strategic partnerships with
WaterAid and The Nature Conservancy that support this call to action.
Regenerative agricultural raw material sourcing
Businesses depend on natural resources and have a shared interest in helping to restore and protect them. We are committed to supporting the economic, social and environmental sustainability and resilience of our agricultural supply chains.
Last year, we achieved our target to launch five regenerative agriculture programmes across key sourcing regions. These programmes cover agave in
Mexico, broken rice in India, barley in Ireland, and wheat and barley in the
United Kingdom.
We have now extended this ambition. Between 2020 and 2030, we aim to deliver 10 collaborative regenerative agriculture programmes in total, aiming to address key climate, nature and water risks.
We believe that systemic change is needed to scale progress across agricultural systems, address climate risks and help tackle nature loss. Achieving this will require deeper collaboration across the value chain, greater standardisation, stronger monitoring, reporting and verification of outcomes, and new blended finance solutions to help unlock scale.
Across our programmes, we are working with farmers, academics and technical partners to build a stronger scientific evidence base. This evidence supports our decision-making and modelling, and helps inform the development of broader industry programmes.
We are also partnering with multi-stakeholder platforms including One Planet
Business for Biodiversity (OP2B, co-chaired by our President, Global Supply &
Procurement and Chief Sustainability Officer), Sustainable Agricultural
Initiative Platform (SAI Platform) and the Scotch Whisky Association (SWA).
Through these partnerships, we aim to build and deploy scalable models, such as Landscape Enterprise Networks (LENs), that support the transition to regenerative agriculture and strengthen supply chain resilience.
Our carbon strategy
We are committed to a low-carbon future and following a science-based approach to drive the pace and scale of change required. We published our new and updated emission reduction targets in fiscal 25, allowing us to plan our mitigation strategies to reach these important near-term and long-term target milestones. These targets for our direct operations (Scope 1 and 2 GHG emissions) and across our supply chain (Scope 3 GHG emissions) are validated by the SBTi.
In fiscal 26, we released our Climate Transition Plan outlining a clear pathway to reduce emissions across our operations and value chain, manage climate-
related risks, and prepare our business for a low-carbon, climate-resilient future.
It is a roadmap that will evolve as conditions change, including changes to the structure of our business and changes to standards such as the SBTi Corporate
Net Zero Standard.
In the Climate Transition Plan, we set out our emission reduction strategies to meet our 'Spirit of Progress' targets, setting out the relevant decarbonisation levers for our direct operations and supply chain emissions. Internally, we maintain detailed decarbonisation roadmaps to our 2030 targets, developing different scenarios to support business decisions to navigate risks and opportunities related to cost, likelihood and ease of implementation.(1)
(1)This information reflects current management estimates and expectations. It is based on assumptions available at the time of reporting, and both underlying data and future developments may evolve. As a result, our projections and interpretations may change. See pages 45–50 for further details on how climate change may affect Diageo and the actions we are taking to manage and mitigate related risks.

54	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

Pioneering grain-to-glass sustainability continued

Target reduction from baseline fiscal 22	Date to achieve	Metric
Reduce our direct operations greenhouse gas emissions by 50% (Scope 1 and 2)	2030	Percentage change in absolute greenhouse gas emissions (direct and indirect greenhouse gas emissions by weight (market/net based))
Become net zero(1) in our direct operations (Scope 1 and 2)	2040
Reduce our value chain (Scope 3) greenhouse gas emissions by 26%	2030	Percentage change in absolute greenhouse gas emissions (tCO2e)
Become net zero(1) in our full value chain	2050
(1)Net zero emissions are reached when anthropogenic (i.e. human-caused) emissions of greenhouse gases into the atmosphere are balanced by anthropogenic removals over a specified period. A science-based approach to net zero covers emission scopes 1, 2 and 3 with direct abatement of approximately 90% from our emissions baseline and up to 10% of high-quality certified carbon offsets to neutralise hard-to-abate residual emissions to close the gap to zero. Targets are based on our SBTi target boundary.

Strategic decarbonisation levers to reduce emissions and meet our targets(1)
Scope 1 (4.98%)(2)	Scope 2 (0.04%)(2)	Scope 3 (94.98%)(2)
•Reduce and recover energy - optimising
operational efficiency and minimising energy
demand
•Implement clean energy solutions - electrifying
heat sources and implementing innovative, scalable
solutions
•Switch fuel to renewable alternatives - adoption of
renewable, bioenergy sources
•Neutralise residual emissions

•Reduce electrical energy use
•Continue to switch to renewable electricity
•Implement solutions to move up renewable
electricity sourcing hierarchy – expanding
on-site generation opportunities and creating
additionality

•Diageo-enabled projects and innovation that drive
efficiencies by optimising resource use and minimising
waste
•Selective engagement to accelerate shared
decarbonisation opportunities through supply chain
transformation, supplier engagement and industry
collaboration
•Supporting carbon removal activities through insetting in
our supply chain and offsetting to reach net zero

(1)For more information please see our Climate Transition Plan.
(2)% of total fiscal 26 GHG emissions (market-based)

Streamlined Energy and Carbon Reporting (SECR)(1),(3)
	2022	2023	2024	2025	2026
Total global energy consumption (MWh)	3,140,021	3,123,373	3,148,011	3,137,871	2,581,801
Total UK energy consumption (MWh)	1,078,585	1,221,009	1,259,921	1,244,196	800,158
Direct (MWh)	938,996	1,074,124	1,105,054	1,087,184	672,636
Indirect (MWh)	139,589	146,885	154,867	157,012	127,522
Total UK direct and indirect greenhouse gas emissions (1,000 tonnes CO2e)	83	134	118	101	89
Scope 1	83	134	118	101	89
Scope 2	—	—	—	—	—
Market-based (net) intensity ratio of greenhouse gas emissions (g CO2e per litre of packaged product)	106	106	94	83	0

Total direct and indirect greenhouse gas emissions by region by year(1),(2),(3)
Total direct and indirect greenhouse gas emissions by weight (market/net based) (1,000 tonnes CO2e)
Region	2022	2023	2024	2025	2026
North America	100	83	86	77	74
Europe (including UK)	141	189	174	160	147
Asia Pacific	8	6	5	5	3
Latin America and Caribbean	37	27	9	15	14
Africa	64	28	21	20	22
Diageo (total)	350	333	295	277	260
of which
direct greenhouse gas emissions	345	330	292	274	258
indirect greenhouse gas emissions	5	3	3	3	2
(1)2022 baseline data and data for the years ended 30 June 2023, 30 June 2024 and 30 June 2025, have been recalculated in line with our Non-Financial Reporting Boundaries and
Methodologies.
(2)The table covers our market-based direct (Scope 1) and indirect (Scope 2) greenhouse gas emissions.
(3)For the data preparation methodology, see pages 222. Further information is provided on pages 19-21 and 24 of the Non-Financial Reporting Boundaries and Methodologies.

55	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

Direct operations
In fiscal 26, we decreased greenhouse gas emissions from our direct operations by a further 6.1% versus fiscal 25. Production volume changes across a number of markets have contributed to a reduction in overall energy use and associated emissions; increases in our brewed volumes with decreases in our distilling and malting footprint. Our renewable energy use as a proportion of total energy use has also decreased as a significant proportion of renewable energy investment has been leveraged in our distilling operations that have used proportionately less energy this financial year.
Our energy performance has improved across our brewing and packaging categories, driving emission savings and enabling decoupling of emissions from production. Littleconnell Brewery in Ireland, a new build brewery commencing production in the second half of fiscal 26, is designed to be particularly energy efficient and fuelled by low-carbon energy sources. Our breweries in East
Africa have continued to optimise their processes and use of bioenergy, resulting in an overall energy efficiency improvement. This year we have also opened La Barca distillery in Mexico which started production in its first year using 100% renewable electricity and heat from on-site biomass boilers.
Despite our distilleries adjusting operations to meet a reduced output, a number of distilling sites with on-site bioenergy facilities have maintained or improved both their energy efficiency and percentage of renewable energy use. Sites across our global footprint in Scotland, India and Mexico have all reduced emissions and improved their proportion of renewable fuel use while optimising energy performance. Through significant focus optimising steam use at our grain distillery in Scotland, we improved overall energy efficiency and have additionally increased biogas use to displace natural gas. Similarly, at one of our
Scotch malt distillery complexes we have reduced electricity consumption in our shutdown period and optimised processes to ensure more efficient operation on distillery start up.
At our packaging sites in the United Kingdom electrification of heat, pasteuriser process optimisation and replacement of old equipment have also led to energy efficiency gains. At our Leven packaging facility in Scotland the installation and operation of industrial heat pumps have improved energy efficiency and moved targeted heating operations away from fossil fuel sources to renewable electricity – Leven generates approximately 16% of its annual electricity demand from its on-site 4.1MW solar array.
Our continued reduction of greenhouse gas emissions has driven a cumulative saving of 25.7% versus our fiscal 22 baseline. We have delivered these savings through investment in bioenergy plants in East Africa, Scotland and Mexico, with additional savings being delivered through electrification of heat, fuel switching to lower emission alternatives like biofuel or renewable gas and optimising our energy use. We source renewable electricity widely across our portfolio, investing in on-site solutions as well, particularly across sites in
Africa, Latin America and Caribbean which has helped us reduce our indirect greenhouse gas emissions (Scope 2) from our fiscal 22 baseline.
In Scotland in fiscal 26, we have invested in new biomass projects at three of our Scotch distilleries to advance decarbonisation and improve energy resilience. When complete, these projects are expected to reduce annual emissions by around 11,000 tCO2e, improve supply resilience and help meet evolving stakeholder expectations. We are also committed to decarbonising our
St James' Gate brewing operations in Dublin, Ireland with interventions planned over the next few years. In order to deliver our decarbonisation roadmap projects on time and in full, we actively engage externally to unlock implementation challenges but some future projects are still projected to be impacted by grid infrastructure capacity and upgrade timelines.
Value chain emissions (1)
Our overall Scope 3 emissions reduced by 5.9% in fiscal 26 when compared to equivalent fiscal 25 emission footprint. We have observed emission reductions across a number of the Scope 3 reporting categories, particularly in the most material categories: purchased goods and services and capital goods. Despite the overall decrease in Scope 3 emissions, there were small increases in upstream transport and logistics as well as use of sold products (chilling and cooling) and franchises. We attribute the increased emissions in these Scope 3 reporting categories to the increase in beer and RTD production in both our direct operations footprint and under licenced manufacturing models.
Across our manufacturing operations, lower production volumes at our distilleries and in spirit categories contributed to the most material reduction in our upstream Scope 3 emissions, reducing the sourced quantities of raw materials and ingredients. The 10% reduction in raw material emissions also contributed to a corresponding reduction in our FLAG emissions.
In our packaging material category, emissions decreased by 0.5% compared to fiscal 25 with some notable improvement projects being delivered through our sustainable packaging agenda. The reductions in glass and carton purchased weights caused the biggest emission decreases in the packaging category; glass lightweighting, increases in recycled content and switching formats to lighter
PET were also contributing factors. Increases in beer and RTD sales volumes saw corresponding increases in can and corrugate materials and emissions when compared to fiscal 25.
Other material variances to our fiscal 26 Scope 3 emission footprint were seen in the capital goods category as a result of a lower spend and similar proportional reductions were seen in investments and business travel. Reduced distillery production output this fiscal year, in our direct operations footprint, corresponded to less overall energy use and lower upstream energy and waste generated in operations emissions in our Scope 3 footprint.
In fiscal 26, we also continued to refine and improve our Scope 3 emission inventory. We updated a number of our secondary emission factors to make them more representative and we made some important progress engaging our most material suppliers to get primary data so as to facilitate decarbonisation together. We aim to embed the supplier product carbon footprints that are sufficiently high quality in our Scope 3 calculation process in the next reporting year, while continuing to engage selectively across our supplier base.
When reviewing our performance compared to our fiscal 22 baseline, our Scope
3 greenhouse gas emissions have decreased by 18.8% against an overall 26%
absolute reduction target. Product mix, volume reductions, changes to manufacturing and distribution models and sustainable packaging improvements have all contributed to the progress to our 2030 target. We have partnered with a number of suppliers to optimise our raw material sourcing and better understand our value chain emissions, making our emission factors more representative.
Progress towards near-term Scope 3 targets remains constrained by factors outside our direct control, including supplier decarbonisation, limited availability of low-carbon infrastructure and evolving market conditions.
Achieving these targets depends on co-ordinated action across the value chain with an important unlock being supplier product carbon footprints and supplier roadmaps - we continue to engage with our key suppliers to enhance our Scope
3 data and to find solutions together.
Our Scope 3 decarbonisation roadmap outlines the path we need to take and the interventions we have planned to reach our 2030 targets. Despite modelling various different business growth scenarios and decarbonisation initiatives, we estimate there to be a gap to reach the near-term target of around 5-7%. We continue to work on solutions to close the gap but the complexity, collaboration required and time to implement these interventions increases the difficulty in doing so. We will continue to update our target trajectories and prioritise decarbonisation initiatives that deliver emission reductions and value for the business.
(1)Further information is provided in ESG Reporting Index on pages 41-45 and in the
Non-Financial Reporting Boundaries and Methodologies.

56	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

Pioneering grain-to-glass sustainability continued
Reducing emissions through packaging improvements
Packaging contributes 35% of our total Scope 3 value chain greenhouse gas
(GHG) emissions. We are committed to reducing our value chain GHG emissions by reducing packaging weight, increasing our recycled content, reducing single-use packaging and deploying and scaling circular business models.
Glass is our primary packaging material, representing 81% of our total packaging weight and 56% of our total packaging emissions. In fiscal 26, we have continued to work with glass and PET experts to deliver lightweighted versions for our spirits brands, reducing their GHG emissions impact whist retaining their quality, brand heritage and resonance with consumers.
In Europe, we introduced new bottles for our Smirnoff and Captain Morgan brands, delivering a 10% weight reduction and an emissions reduction of 3,200t
CO2e. We also improved the emissions footprint of our global Singleton brand, with an average of 12% reduction in glass weight.
In India, through lightweighting initiatives in both glass and PET formats we achieved an average 7% reduction in packaging weight for selected bottles, delivering 2,000t CO2e benefit. In parallel, we rebalanced our use of glass and
PET containers to meet the demands of key brands and markets. Across the targeted products, this strategic shift achieved an average 86% reduction in packaging weight and over 44,000t CO2e saving, representing a step-change in our packaging decarbonisation pathway.
Increasing recycled content in our packaging
In fiscal 26, we have continued to make progress towards our 2030 target of
50% recycled content in packaging. We increased delivery to 47% (up 1% from
46% in fiscal 25) through steady improvements across glass and PET packaging formats. These incremental changes reflect deeper supplier engagement and progress towards embedding recycled materials at scale within our value chain.
For plastic bottles, our target was to reach a global average of 35% recycled content by the end of fiscal 25 with sequential year-on-year improvement by
2030. We were successful in delivering against this target with 43% in fiscal 25 and 44% in fiscal 26. PET remains a small portion of our total packaging material type by weight (2%), with a full breakdown available in our ESG
Reporting Index. We have decided to retire this KPI from fiscal 27 onwards to focus on the total recycled content target of 50% across all packaging, as this is more representative of our portfolio.
Selecting packaging with higher recycled content has a direct impact on reducing GHG emissions. Industry challenges are still apparent in our journey to access more recycled materials, particularly for glass cullet.
How we have reported consistently with the recommendations of the Task Force on Climate-related Financial
Disclosures (TCFD)
In this year's disclosures, we have complied with the FCA's UK LR6.6.6R (8). Our climate-related financial disclosures are considered to be consistent with the
TCFD's recommendations and recommended disclosures, as illustrated in the index below.

TCFD recommendation	Consistency
GOVERNANCE See page 44
a.Describe the board’s oversight of climate-related risks and opportunities.	Yes. See page 44.
b.Describe management’s role in assessing and managing climate-related risks and opportunities.
RISK MANAGEMENT See pages 45-50
a.Describe the organisation’s processes for identifying and assessing climate- related risks.	Yes. See pages 45-50. Having completed comprehensive risk assessments, our focus is now on continuously ensuring appropriate adaptation plans are in place for all risks identified.
b.Describe the organisation’s processes for managing climate-related risks.
c.Describe how processes for identifying, assessing and managing climate-related risks are integrated into the organisation’s overall risk management.
STRATEGY See pages 45-50
a.Describe the climate-related risks and opportunities the organisation has identified over the short-, medium-, and long-term.
Yes. We have described risks and opportunities for our business, in all of our owned operating locations and our most important third-party operations, as well as the impact of those risks and opportunities on our strategy. We have modelled the resilience of our strategy under different climate-related scenarios. We have co-developed a scenario analysis tool with climate experts to enable regular updates to our scenario analyses.
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
METRICS & TARGETS See pages 51-56
a.Disclose the metrics used by the organisation to assess climate-related risks and opportunities in line with its strategy and risk management process.	Yes. See pages 51-56.
b.Disclose Scope 1, Scope 2 and, if appropriate, Scope 3 greenhouse gas (GHG) emissions and the related risks.
Yes, for Scope 1 and 2 see page 51 and 53-55 and our ESG Reporting
Index see page 41-42. For Scope 3 see our ESG Reporting Index on page
41-43. We are continually enhancing our Scope 3 GHG emissions footprint through supplier engagement and refining our data granularity in line with GHG accounting standards.

c.Describe the targets used by the organisation to manage climate-related risks and opportunities and performance against targets.	Yes. See pages 51-56.

57	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

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
The non-financial reporting space is evolving quickly. We are committed to continually evaluating and improving our approach and to actively tracking emerging ESG reporting regulations, frameworks and good practice. Since launching our Spirit of Progress ESG action plan, we have set out to help create a more inclusive and sustainable world, creating a positive impact in our company, and for our society.
How we report to our stakeholders – our reporting suite

Annual Report
Where we present our most material
disclosures and describe how our
strategy delivers value for our
business and other stakeholders.
Performance against our most
material targets is integrated into the
relevant focus area sections.

ESG Reporting Index
Where we provide additional
disclosures in line with the GRI
(Global Reporting Initiative)
Standards, our materiality assessment
and our response to the Sustainability
Accounting Standards Board (SASB).
We also consider the United Nations
Global Compact (UNGC)
requirements in our ESG reporting.

Non-Financial Reporting
Boundaries and Methodologies
Where we provide information on the
boundaries and calculations applied to
derive information set out in the
Annual Report and the ESG Reporting
Index.
Diageo.com Where, through the Spirit of Progress section, we give more details of our approach and performance, with examples of our strategy in action.
Who are our stakeholders? Everyone who is affected by our business, and everyone who affects it, is a stakeholder. A detailed description of our stakeholder engagement process is on pages 80-86 of this Annual Report.
The non-financial and sustainability information statement provided on pages 58-59 provides an overview of topics and related reporting references in our external reporting as required by Sections 414CA and 414CB of the Companies Act 2006.

58	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

Our ESG reporting approach continued
Non-financial and sustainability information statement

Reporting requirement as per Companies Act 2006 414CA and 414CB	Focus area	Read more in Diageo's reports	Relevant key policies, standards or documents	Page reference
Environmental matters
1(a) environmental matters (including the impact of the company’s business on the environment)	Pioneering grain-to- glass sustainability
•Doing business the right way, from
grain to glass
•Risk Management – Identifying
climate risks and opportunities
•Climate change resilience
•Identifying and assessing our
physical risks
•Identifying and assessing our
transition risks and opportunities
•Our strategy for grain-to-glass
sustainability
•How we have reported consistently
with the recommendations of the
Task Force on Climate-related
Financial Disclosures (TCFD)
			•Global Environment Policy(1) •Sustainable Agriculture Guidelines(1) •Partnering with Suppliers Standard(1) •Deforestation Guidelines(4) •Water Stewardship Strategy(4)	p.32-33 p.44-56
Our people
1(b) the company’s employees	Our people and culture
•Listening to our people
•Building capabilities to drive
performance
•Recognition and wellbeing
•Gender and ethnic inclusion
•Access and opportunity
•Promoting inclusivity through our
value chain
•Championing a diverse supply
chain
•Inclusive marketing: Good for
society and good for business

•Code of Business Conduct(2)
•Great Britain/Scotland and
Republic of Ireland Gender Pay
Gap Report 2025(4)
•Global Human Rights Policy(1)
•Dignity at Work Policy
•Directors' Remuneration
Policy(4)
•Board Diversity Policy(4)
p.36-37
	Champion inclusion and diversity			p.42-43
	Health and safety	•Our 'Safer Together' approach •Automation and technology •Process safety management •Continuous improvement initiatives •Transforming our health & safety strategy	•Global Health, Safety and Wellbeing Policy(1)	p.38-39
1(c) social and community matters	Promote positive drinking
•Education to tackle alcohol abuse
•Promoting moderation: Ensuring
our brands connect with and attend
to evolving consumer desire to
moderate
•Advocating improved laws and
industry standards
•Marketing in a responsible way
•Our work with communities to
support water stewardship, climate
action and the protection of natural
resources.
			•Diageo Marketing Code(1) •Digital Marketing Standard •Global Employee Alcohol Policy(1) •Global Environment Policy(1)	p.40-41
Pioneering grain-to- glass sustainability
Human rights
1(d) respect for human rights	Business integrity and human rights	•Standing up for human rights •Our human rights governance	•Global Human Rights Policy(1) •Modern Slavery Statement(3) •Global Brand Promoter Standard(1) •Data Privacy Policy	p.34-35
Anti-bribery and corruption
1(e) anti-corruption and anti-bribery matters	Business integrity and human rights, Doing business the right way	•Business integrity •Code of Business Conduct (Our Code) •Encouraging people to speak up •Managing third-party risks	•Code of Business Conduct(2) •Data Privacy Policy •Global Information Management and Security Policy •Countering Corruption Policy •Competition and Antitrust Policy	p.34-35

59	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

Reporting requirement as per Companies Act 2006 414CA and 414CB	Focus area	Read more in Diageo's reports	Relevant key policies, standards or documents	Page reference
Business model
2(a) a brief description of the company’s business model	Diageo's business model	•Strategic report •Our principal risks and risk management •Stakeholder engagement		p.2-14 p.60-67 p.80-86
Risk management
2(d) a description of the principal risks relating to the matters mentioned in subsection	Our principal risks and risk management	•Effective risk management •Our principal risks and risk management	•Risk Management Standard •Business Continuity Management Standard	p.60-67
	Viability statement	•Viability statement		p.68
Non-financial performance
2(e) a description of the non-financial key performance indicators relevant to the company’s business	Monitoring performance and progress	•Non-financial performance •‘Spirit of Progress’ •Key Sustainability Targets		p.18-19 p.32-57 p.51
Climate-related financial disclosures as required by Sections 414CA and 414CB of the Companies Act 2006
(a) description of the company’s governance arrangements in relation to assessing and managing climate-related risks and opportunities;	Pioneering grain-to- glass sustainability	•Governance (Pioneering grain-to- glass sustainability)	See above, under Environmental matters	p.44
(b) a description of how the company identifies, assesses, and manages climate- related risks and opportunities;		•Risk Management – Identifying climate risks and opportunities		p.45-50
(c) a description of how processes for identifying, assessing, and managing climate-related risks are integrated into the company’s overall risk management process;		•Effective risk management •Risk Management – Identifying climate risks and opportunities		p.60-67 p.45-50
(d) a description of — (i) the principal climate-related risks and opportunities arising in connection with the company’s operations, and		•Effective risk management •Risk Management – Identifying climate risks and opportunities		p.60-67 p.45-50
(d) a description of — (ii) the time periods by reference to which those risks and opportunities are assessed;		•Risk Management – Identifying climate risks and opportunities •Quantitative impact of transition risks and opportunities		p.45-50
(e) a description of the actual and potential impacts of the principal climate-related risks and opportunities on the company’s business model and strategy;		•Risk Management – Identifying climate risks and opportunities •Identifying and assessing our transitions risks and opportunities		p.45-50
(f) an analysis of the resilience of the company’s business model and strategy, taking into consideration different climate- related scenarios;		•Climate change resilience •Viability statement •Scenario analysis of physical and transition risks (in the Non- Financial Reporting Boundaries and Methodologies)		p.45-50 p.68 p.4-6
(g) a description of the targets used by the company to manage climate-related risks and to realise climate-related opportunities and of performance against those targets; and		•Our strategy for grain-to-glass sustainability •Key Sustainability Targets		p.50-56 p.51
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
(1)https://www.diageo.com/en/our-business/corporate-governance/code-of-business-conduct/policies-and-standards
(2)https://www.diageo.com/en/our-business/corporate-governance/code-of-business-conduct.
(3)https://www.diageo.com/en/esg/doing-business-the-right-way/modern-slavery-statement.
(4)Externally published documents on Diageo subsites.

F-11	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information
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
Risks related to the global economy
Diageo’s business has been and may, in the future, be adversely impacted by unfavourable economic, political, social or other developments and risks (including those resulting from a public health threat, increases in geopolitical instability, including in relation to Russia’s invasion of Ukraine and conflicts in the Middle East, tariffs and/or inflationary pressures) in the countries in which it operates.
Diageo’s products are sold in nearly 180 countries and territories worldwide, and Diageo may be adversely affected by global economic volatility or unfavourable economic developments in any of the countries or regions where it has distribution networks, marketing companies or production facilities. In particular, Diageo’s business is dependent on general economic conditions in its major markets, which include the United States, the United Kingdom, the countries that form the European Union, and certain countries within the Latin American region, Türkiye, India and China, and failure to react quickly enough to changes in those economies could have an adverse effect on financial performance.
The markets in which Diageo operates have been significantly impacted, and could be impacted in the future, by public health threats.
Similarly, Russia’s invasion of Ukraine and the ongoing conflicts in the Middle East have, among other things, resulted in elevated geopolitical instability, economic volatility, energy supply shortages, and supply chain and logistics cost increases and disruptions.
The economic volatility attributable to these conflicts is part of, and contributing to, a larger trend of rising costs of living, which has had and may continue to have a significant adverse effect on economic activity that could have a material adverse impact on Diageo’s business, financial condition, results of operations and/or the price of Diageo’s securities. The supply chain constraints and disruptions caused by these conflicts could also put significant inflationary pressures on commodity and other input prices. Supply chain disruptions may cause delays in shipments of Diageo's products and supplies. Failure to adequately produce and timely ship
Diageo's products to customers could lead to lost revenue, failure to meet customer demand, strained relationships with customers including wholesalers, and diminished brand loyalty.
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
Russia’s invasion of Ukraine, the conflict in the Middle East, and/or inflationary pressures, could result in a reduction in the availability of, or a further increase in the cost of, financing to Diageo, reduced access to capital and heightened earnings volatility leading to pressure on margins, reduced investment flexibility and slower delivery of Diageo’s strategic and financial objectives.

F-12	Diageo Form 20-F 2026

STRATEGIC REPORT	GOVERNANCE report	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION
Diageo’s business could also be affected by other economic developments such as fluctuations in currency exchange rates, the imposition of any import, investment or currency restrictions (including the potential impact of any global, regional or local trade wars or any tariffs, customs duties or other restrictions or barriers imposed on the import or export of goods between territories, including but not limited to, imports into and exports from the United States, China, the United Kingdom and/or the European
Union), the imposition of economic or trade sanctions, or any restrictions on the repatriation of earnings and capital. For example, the
United States has announced and/or implemented significant tariffs on imports into the United States, which has prompted retaliatory tariffs by a number of countries. If maintained, these tariffs, and any tariffs to be announced in the future, could result in further retaliatory measures and an escalation of trade disputes which could pose a significant risk to Diageo’s business, including an increase to the cost of Diageo’s products and, to the extent Diageo absorbs the costs of tariffs and does not pass them through to customers, higher cost of goods sold and decreased profit and margins. The extent and duration of the tariffs and the resulting impact on general economic conditions and on Diageo’s business are uncertain and depend on various factors, including negotiations between the United States and affected countries (in particular the renegotiation of the US-Mexico-Canada Agreement), the responses of other countries or regions, deferments, exemptions or exclusions that may be granted, availability and cost of alternative sources of supply, and demand for Diageo’s product in affected markets. Further, actions Diageo takes to adapt to new tariffs or trade restrictions may cause Diageo to modify operations or forgo business opportunities. Tariffs and import and export regulations could also limit the availability of Diageo’s products, prompt consumers to seek alternative products and provide an opportunity for competitors not subject to such tariffs to establish a presence in markets where Diageo conducts business. Any of these developments may have a material adverse effect on Diageo’s financial performance.
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
Climate change, or legal, regulatory or market measures to address climate change or other environmental concerns, may negatively affect Diageo’s business or operations, and water scarcity or water quality issues could negatively impact Diageo’s production costs and capacity.
Climate change is occurring around the world as a result of carbon dioxide and other greenhouse gases in the atmosphere having an adverse effect on global temperatures, weather patterns and the frequency and severity of extreme weather-related events and disasters. To the extent that weather patterns and climate change, or legal, regulatory or market measures enacted to address such climate change or other environmental concerns, have a negative effect on agricultural productivity in the various regions from which
Diageo procures its raw materials, Diageo may be subject to decreased availability of, or increased prices for, a number of raw materials that are necessary in the production of Diageo’s products, including wheat, maize, barley, sugar cane/molasses, vanilla, agave, rice, grapes, sorghum, and aniseed. Severe weather events or changes in the frequency or intensity of weather events could also pose physical risks to Diageo’s production facilities, impair Diageo’s production operations or disrupt Diageo’s supply chain, which may affect production operations, delivery of its products to customers and insurance costs and coverage. For example, significant snowstorms in Kentucky caused minor disruptions at Diageo’s Lebanon Distillery.
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
Diageo’s business, financial results and reputation. A number of Diageo’s production sites are in water-stressed areas and may be exposed to potential disruption if demand for water exceeds the available amount during a certain period or if the poor quality of available water restricts its use.

F-13	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information
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
Diageo is also required to report greenhouse gas emissions, energy usage data and related environmental information to a variety of entities, and comply with the European Union Emissions Trading System. Regulators in various jurisdictions, including the European
Union, the United States and the United Kingdom, have focused efforts on increased disclosures related to ESG matters, including climate change and mitigation efforts. These regulations, in particular the Corporate Sustainability Reporting Directive and the ISSB
Standards, have expanded the nature, scope and complexity of matters that companies are required to control, assess and report. This will require Diageo to make additional investments and implement new practices and reporting processes, and will entail additional compliance risk. Disparate and evolving standards for identifying, measuring and reporting ESG metrics, including ESG-related disclosures that may be required by the UK Financial Conduct Authority, US and European regulators and other regulatory bodies, will likely increase compliance burdens and associated regulatory and reporting costs and complexity significantly. Furthermore, while ESG reporting has improved, data remains of limited quality and consistency and is more uncertain than historical financial information. ESG data, methodologies and standards may evolve over time in line with market practice, regulation, or owing to scientific developments. The use of inconsistent or incomplete data and models could result in sub-optimal decision making. If
Diageo is unable to accurately measure and disclose required data in a timely manner, it could be subject to penalties in certain jurisdictions.
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
Risks related to Diageo’s industry
Demand for Diageo’s products may be adversely affected by many factors, including disruptive market forces, changes in consumer preferences and tastes and the adverse impacts of declining economies.
Diageo’s portfolio of brands includes some of the world’s leading beverage alcohol brands, as well as a number of brands that are prominent in certain regional and/or country-specific markets. Any inability by Diageo to respond and adapt either its products or its processes to disruptive market forces, including e-commerce, artificial intelligence, digital, and new formats, could impact Diageo’s ability to effectively service its customers and consumers with the required agility, thereby threatening market share, revenue, profitability and growth ambitions. While Diageo is focused on expanding its digital platforms, monitoring data insights and effectively using technology in its supply chains, there is no guarantee that these efforts will help Diageo gain and/or maintain a competitive advantage over its peers.
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
Economic pressures in the markets Diageo serves may also reduce consumer demand for Diageo’s products. In particular, rising costs of living have negatively impacted the spending habits of consumers in various markets which Diageo serves and have caused some consumers to choose products which have lower price points, including those of Diageo’s competitors. This is particularly true in the
US, where income growth is lagging inflation growth and consumers are spending significantly more money on essentials such as gasoline. Changes in consumers’ spending habits due to rising costs of living have had and may continue to have an adverse effect on
Diageo’s business and financial results, including the erosion of premium positioning and margin mix deterioration.

F-14	Diageo Form 20-F 2026

STRATEGIC REPORT	GOVERNANCE report	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION
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
Diageo’s business has historically benefitted from the launch of new-to-world products or variants of existing brands (such as
Smirnoff Crush), and continuing product innovation and the creation of extensions to existing brands remain significant elements of
Diageo’s growth plans. The launch and ongoing success of new-to-world products or global brand extensions is inherently uncertain, especially with respect to such products’ initial and continuing appeal to consumers. Similarly, brands or ventures that Diageo acquires may not deliver the expected benefits and/or may not scale as expected. The failure to successfully launch a new product or an extension of an existing brand, or to maintain the product’s initial popularity, can give rise to inventory write-offs and other costs, as well as negatively impact the consumer perception of and thus the growth of an existing brand. There can be no assurance of
Diageo’s continuing ability to develop and launch successful new products or variants of existing products, or to ensure or extend the profitable lifespan of its existing products.
Diageo is subject to tax uncertainties, including changes in tax obligations, tax laws, regulations and interpretations, as well as enforcement actions by tax authorities.
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
Any increases in the cost of production could affect Diageo’s profitability, including increases in the cost of commodities, labour and/or energy due to inflation.
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
Diageo may also be adversely affected by shortages of any such materials, by increases in energy costs resulting in higher transportation, freight or other related operating costs, or by inflation in any of the jurisdictions in which it produces its products.
Diageo may not be able to increase its prices or create sufficient efficiencies to offset these increased costs without suffering reduced volumes of products sold and/or decreased operating profit.

F-15	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information
While Diageo continues to closely monitor its operating environment, it is possible that the ongoing volatility related to significant cost inflation along with a potential weakening of consumer spending power may have an adverse effect on Diageo’s business financial condition and results of operations.
Diageo is subject to litigation specifically directed at the beverage alcohol industry, as well as to other litigation.
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
Diageo’s operations are subject to extensive regulatory requirements relating to production, distribution, importation, marketing, advertising, sales, pricing, labelling, packaging, product liability, antitrust, labour, employee health and safety, pensions, compliance and control systems, and environmental issues. Changes in any such applicable laws, regulations or governmental or regulatory policies and/or practices could cause Diageo to incur material additional costs or liabilities that could adversely affect its business. In particular, governmental bodies in jurisdictions where Diageo operates may impose new product, production or labelling requirements, limitations on the marketing, advertising and/or promotion activities used to market beverage alcohol, restrictions on retail outlets, restrictions on importation and distribution or other restrictions on the locations or occasions where beverage alcohol is sold which directly or indirectly limit the sales of Diageo products. For example, Ireland passed a law requiring new health warning labels on alcohol beverage products which was supposed to come into effect in May 2026, but has been delayed until 2028.
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
Diageo is required to comply with data privacy laws and regulations in many of the markets in which it operates. For example,
Diageo is subject to the General Data Protection Regulation (“GDPR”) in the European Union, the United Kingdom General Data
Protection Regulation (“UK GDPR”), data privacy legislation in the United States and the Personal Information Protection Law
(“PIPL”) in China. Breach of any of these laws or regulations could lead to significant penalties (including, under the GDPR and the
UK GDPR, a fine of up to 4% of annual global turnover), other types of government enforcement actions, private litigation and/or damage to Diageo’s reputation, as well as impact Diageo’s ability to deliver on its digital productivity and growth plans. Diageo is also required to comply with applicable listing rules for any listed entity within the group. Such listing rules may prohibit selective disclosure of information, meaning that Diageo is only able to obtain relevant information for the listed entity when it is otherwise publicly released.
In many of the markets in which Diageo operates, the overall legal and regulatory landscape has become more complex in recent years, with increasing regulatory scrutiny and evolving requirements in areas such as fraud prevention, human rights, data privacy and artificial intelligence. Changes to the regulatory environment in which Diageo operates could cause Diageo to incur material additional costs or liabilities, which could adversely affect Diageo’s business and financial performance. For additional information on the increased complexity of the legal and regulatory landscape please see "— Climate change, or legal, regulatory or market measures to address climate change or other environmental concerns, may negatively affect Diageo’s business or operations, and water scarcity or water quality issues could negatively impact Diageo’s production costs and capacity" above.

F-16	Diageo Form 20-F 2026

STRATEGIC REPORT	GOVERNANCE report	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION
Defective internal controls could adversely affect Diageo’s financial reporting and management processes, as well as the accuracy of public disclosures.
Diageo has in place internal control and risk management systems in relation to its financial reporting process and its process for the preparation of consolidated financial statements. In addition, the Board and management undertakes a review of the consolidated financial statements in order to ensure that the financial position and results of the group are appropriately reflected therein. Diageo is required by the laws of various jurisdictions to publicly disclose its financial results, as well as developments that could materially affect its financial results. Accurate disclosures provide investors and other market professionals with information to understand
Diageo’s business. In addition, the reliability of financial reporting is important in ensuring that the business’ management and its results are based on reliable data.
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
Any failure by Diageo to comply with anti-corruption laws, anti-money laundering laws, economic sanctions laws, trade restrictions or similar laws or regulations, or any failure of Diageo’s related internal policies and procedures designed to comply with applicable law, may have a material adverse effect on Diageo’s business and financial results, Diageo's reputation and the price of Diageo' securities.
Diageo produces and markets its products on a global scale, including in certain countries that, as a result of political and economic instability, a lack of well-developed legal systems and/or potentially corrupt business environments, have a higher level of corruption risk than other countries. There is enhanced scrutiny and enforcement by regulators in many jurisdictions of anti- corruption laws, including pursuant to the US Foreign Corrupt Practices Act of 1977, the UK Bribery Act 2010, and certain jurisdictions’ equivalent local laws. Such enforcement has been enhanced by applicable regulations in the United States, which offer substantial financial rewards to whistleblowers for reporting information that leads to monetary fines, and the United Kingdom, which has enacted the
Crime and Policing Act 2026 significantly expanding corporate criminal liability which came into effect in June 2026.
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
procedures, are found, or if Diageo’s internal policies and procedures are found not to comply with applicable law, possible regulatory sanctions, fines and other penalties or consequences, including reputational damage, may also be material. For additional information with respect to legal proceedings, see note 19 to the consolidated financial statements.

F-17	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information
Risks related to Diageo’s business
Diageo may incur significant cost in connection with attempting to achieve its ESG ambitions, and may be subject to increased scrutiny and reputational risk if it is unable to make sufficient progress against or achieve its objectives.
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
Diageo may be adversely affected by cyber-attacks and IT threats or other disruptions to core business operations including manufacturing and supply, business service centres, artificial intelligence and/or information systems.
Diageo relies on information technology (IT) systems, networks and services, including internet sites, data hosting and processing tools, hardware (including laptops and mobile devices), software, artificial intelligence (AI) and technical platforms and applications, to process, store and transmit large amounts of data and to help it manage its business. Diageo uses its IT systems, networks and services for, among other key business functions, the hosting of its primary and brand-specific websites and its internal network and communications systems; supply and production planning, execution and shipping; the collection and storage of customer, consumer, investor relations and employee data; processing various types of transactions, including summarising and reporting its results of operations; the development and storage of strategic corporate plans; and ensuring compliance with various legal, regulatory and tax requirements. As with all large systems, Diageo’s IT systems, including those managed or hosted by third parties, could be subject to sophisticated cyber-attacks (including phishing and ransomware attacks), IT threats by external or internal parties intent on disrupting production or other business processes or otherwise extracting or corrupting information, or other cyber incidents, such as the CrowdStrike incident in July 2024 where computers were affected on a global basis (including at Diageo). The sophistication of cybersecurity threat actors also continues to grow and evolve, including the risks associated with emerging technologies, such as AI used for nefarious purposes and deepfake deception and impersonation attacks through platforms like WhatsApp aimed at gaining access to internal information. In recent years, ransomware attacks against some of Diageo’s peers have become more frequent, which has increased the likelihood of Diageo being targeted for a similar cyber-attack. Diageo’s vulnerability to such cyber-attacks could also be increased due to a significant proportion of its employees working remotely. Unauthorised access to Diageo’s IT systems could disrupt Diageo’s business, including its beverage alcohol and other production capabilities, and/or lead to theft, loss or misappropriation of critical assets or to outside parties having access to confidential or even highly confidential information, including privileged data, personal data or strategic information of Diageo and its current or former employees, customers and consumers. Such information could also be made public in a manner that harms Diageo’s reputation and financial results and, particularly in the case of personal data, could lead to regulators imposing significant fines on Diageo.
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
or loss of accounting data necessary for it to produce accurate and timely financial reports. In certain circumstances, such disruptions or failures could also result in property damage, breaches of regulations, litigation, legal liabilities and reparation costs, thereby having a material adverse effect on Diageo’s business and financial results.

F-18	Diageo Form 20-F 2026

STRATEGIC REPORT	GOVERNANCE report	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION
Additionally, Diageo has increasingly integrated AI into its business operations, including leveraging AI in its marketing efforts and in platforms such as the Spirits Intelligence Platform which uses cask-level data and predictive modelling to optimise yields of
Diageo's matured spirits. While these technologies are designed to improve operational efficiency and decision-making, their deployment creates certain risks, including the potential for algorithmic errors or biases that could lead to suboptimal business decisions;  reliance on data quality and integrity, where inaccurate or incomplete data could compromise the effectiveness of AI-
driven processes; and the need for specialized talent to develop, maintain, and oversee these systems. Additionally, the technologies underlying AI and their use cases are rapidly developing, and it is not possible to predict all of the legal, operational or technological risks related to the use of AI. While new AI initiatives, laws and regulations are emerging and evolving, uncertainty will remain, and
Diageo's obligation to comply with the evolving regulatory landscape could entail significant costs, negatively affect Diageo's business, or limit Diageo's ability to incorporate certain AI capabilities into its business. Any of these factors or outcomes could damage Diageo's brands and reputation, result in the loss of valuable property and information or otherwise adversely impact
Diageo's business.
Loss, operational disruptions to or closure of a production site, office or other key facility due to unforeseen or catastrophic events or otherwise, could have a material adverse effect on Diageo's business and financial results.
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
Contamination, counterfeiting or other events could harm the integrity of customer support for Diageo’s brands and adversely affect the sales of those brands.
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
Additionally, third parties sell products which are either counterfeit versions of Diageo brands or inferior brands that look like Diageo brands, and consumers of Diageo brands could confuse Diageo products with such counterfeit products. A rise in methanol poisoning in Brazil and Türkiye poses an increased risk to consumer safety from counterfeit spirits. A negative consumer experience with such a product could cause them to refrain from purchasing Diageo brands in the future and impair Diageo’s brand equity, thus adversely affecting Diageo’s business. There is also a risk of physical threats to Diageo’s people due to the illicit nature of the type of organisations or individuals involved in counterfeit activities.

F-19	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information
The value of Diageo’s brands and its net sales may be negatively affected by its failure to maintain its brand image and corporate reputation or adapt to a changing media environment.
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
Diageo’s operations and financial results may be adversely affected by fluctuations in exchange rates and fluctuations in interest rates.
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
Any failure by Diageo to execute its strategic business transformation projects could adversely affect Diageo’s business and operating processes, or its business and financial results.
Failure to execute strategic business transformation projects effectively, namely the implementation of a new operating model, the
Accelerate programme, the Supply Chain Agility programme and Diageo’s portfolio of digital capability builds including AI and cyber-enabled capabilities, could result in delays or changes to their expected benefits or negatively affect Diageo’s ability to continuously improve its internal control and reporting environment. Any delay or disruption in Diageo’s strategic business transformation projects may have a negative impact on Diageo’s critical business and operating processes and/or impact the ability of management to focus on other business matters, and may adversely affect its business and operating processes, and its business and financial results.

F-20	Diageo Form 20-F 2026

STRATEGIC REPORT	GOVERNANCE report	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION
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
Diageo may not be able to derive the expected benefits from its business strategies, including the implementation of competitive category strategies, investments in joint ventures, productivity initiatives or inventory forecasting.
There can be no assurance that Diageo’s business strategies will result in opportunities for growth and improved margins. Part of
Diageo’s strategy includes implementing a category strategy across the business, including price repositioning across the portfolio and additional formats such as smaller packs and RTD expressions. There is no guarantee that this strategy will be successful, and it may be more difficult to implement in certain jurisdictions such as North America where the three-tier system adds complexity.
In the future, Diageo’s business strategies may give rise to further business combinations, acquisitions, disposals, joint ventures and/
or partnerships (including any associated financing or the assumption of actual or potential liabilities, depending on the transaction contemplated). However, there can be no assurance that any such transaction would be completed and/or that it would deliver the anticipated benefits, cost savings or synergies.
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
Any failure by Diageo to consistently deliver value, service performance, commercial execution and suitable portfolio choices to its customers could have a material adverse effect on Diageo’s business.
Diageo’s success depends on its ability to maintain good relationships with its customers. Due to increasing customer expectations, intensifying competition and challenges in customer insight, service capability, commercial execution and back office administration, there is a risk that Diageo could fail to consistently deliver value to customers and maintain its position as a preferred supplier across channels. There can be no assurance that Diageo’s customers will continue to purchase its products in the same mix or quantities or on the same terms as in the past, particularly as increasingly powerful retailers continue to demand lower pricing and develop their own brands. Disputes with significant customers, including disputes related to pricing or performance, could result in reduced customer loyalty, a material reduction in sales or changes in the mix of products Diageo sells to customers, loss of negotiation power, restricted market access, margin erosion, excess inventory and slower revenue growth.
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
pressures across product categories and in certain markets (such as in the United States). Adverse developments in economic conditions or declines in demand or consumer spending may also result in intensified competition for market share, with potentially adverse effects on sales volumes and prices. Any of these factors may adversely affect Diageo’s results and potential for growth.

F-21	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information
Diageo’s business may be adversely affected by increased costs for, or shortages of, talent, or by labour strikes or disputes.
Diageo’s business could be adversely affected by labour or skill shortages or increased labour costs due to increased competition for employees, higher employee turnover, or evolving workforce expectations. There is no guarantee that Diageo will continue to be able to recruit, retain and develop personnel possessing the skill sets that it requires to deliver its strategy or sustain a high-performance culture. The loss of senior management or other key personnel or the inability to identify, attract and retain qualified personnel through succession planning and leadership development could make it difficult to manage Diageo’s operations and adversely affect
Diageo’s business and financial results. In addition, labour strikes, transport strikes, work stoppages or slowdowns within Diageo’s operations or those of Diageo’s suppliers could adversely impact Diageo.
Diageo’s operations and financial results may be adversely affected by movements in the value of assets and liabilities related to its pension plans.
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
Diageo’s operations may be adversely affected by failure to maintain or renegotiate distribution, supply, manufacturing or licence agreements on favourable terms.
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
Risks related to Diageo’s securities
It may be difficult to effect service of US process and enforce US legal process against Diageo and its directors.
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
enforceability in England and Wales, in original actions or in actions for enforcement of judgments of US courts, of civil liabilities solely based on the US federal securities laws. In addition, punitive damages in actions brought in the United States or elsewhere may be unenforceable in England and Wales.

60	Diageo Form 20-F 2026

STRATEGIC REPORT	GOVERNANCE report	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION
THIS PAGE IS INTENTIONALLY LEFT BLANK

61	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information
THIS PAGE IS INTENTIONALLY LEFT BLANK

62	Diageo Form 20-F 2026

STRATEGIC REPORT	GOVERNANCE report	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION
THIS PAGE IS INTENTIONALLY LEFT BLANK

63	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information
THIS PAGE IS INTENTIONALLY LEFT BLANK

64	Diageo Form 20-F 2026

STRATEGIC REPORT	GOVERNANCE report	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION
THIS PAGE IS INTENTIONALLY LEFT BLANK

65	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information
THIS PAGE IS INTENTIONALLY LEFT BLANK

66	Diageo Form 20-F 2026

STRATEGIC REPORT	GOVERNANCE report	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION
THIS PAGE IS INTENTIONALLY LEFT BLANK

67	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information
THIS PAGE IS INTENTIONALLY LEFT BLANK

68	Diageo Form 20-F 2026

STRATEGIC REPORT	GOVERNANCE report	FINANCIAL STATEMENTS	ADDITIONAL INFORMATION
THIS PAGE IS INTENTIONALLY LEFT BLANK

19 42
Don Julio
100% DE AGAVE
TEQUILA
BLANCO
ATOTONILCO EL ALTO, JALISCO

69	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

Governance report
Governance report

70	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

Chair's introduction to governance
Providing leadership
and enabling strategic choices
“Through its actions this year, the Board has strengthened
the organisation's competitive position and supported
long-term sustainable shareholder value.”
Dear Shareholder
On behalf of the Board, I am pleased to present Diageo's corporate governance report for the year ended 30 June 2026, which sets out the role played by
Diageo's Board and governance structures over the course of the year in service of the long-term success of the company. During the year, the Board has overseen a transition of the executive leadership and worked with the leadership team to define changes to the portfolio and strategic orientation of the company to align with a continuously evolving consumer landscape. The changes also incorporate the redesign of the company's operating framework to simplify decision-making, clarify accountability and improve end-to-end execution.
Finally, the leadership, in discussion with the Board, has refreshed the company purpose, behaviours and culture to reinforce the changes and build differentiating competencies in key capabilities such as brand building and innovation, and customer and category management. We are moving at pace, sharpening and investing in Diageo's competitive edge. While we have continued to experience challenging headwinds in some of our key markets over the year, we remain confident that the industry remains attractive with significant opportunity. The Board believes that the actions which management is taking will result in increased competitiveness and deliver sustainable shareholder value.
Sir John Manzoni
Chair

Principal Board decisions

•Changing the company's dividend
policy to increase our competitiveness
and support the company’s long term
financial resilience.
•Disposing of non-core portfolio assets
to focus on core business and deliver
our commitment to strengthen the
balance sheet.
•Investing to grow Guinness through
brewing capacity expansion.

Read more about our principal decisions on page 84.

Highlights of fiscal 26

•Appointing a new Chief Executive, Sir
Dave Lewis, and a new Non-
Executive Director, John Rishton, to
the Board.
•Conducting a comprehensive review
of our opportunities for growth and
transforming our strategy with a new
operating model.
•Using insights gained from workforce
engagement, listening sessions and the
Our Voice survey to evolve our culture.

Read more about our highlights on pages 78-79.

Board performance review actions

•Increased focus on end-to-end talent
management, including identification
of skillset requirements, talent
development processes and succession
planning.
•Increased alignment of Board
discussion topics to strategic priorities
and key growth opportunities.
•Enable more opportunities for the
Board to experience external
perspectives.

Read more about our actions on page 85.

Board composition(1)

ò	Chair
ò	Executive Director
ò	Non-Executive Director

Non-Executive Director tenure(1)

ò	0 – 3 years
ò	3 – 6 years
ò	6 – 9 years

Board gender diversity(1)

ò	Male
ò	Female

Board ethnic diversity(1)

ò	Director of minority ethnic background
ò	White European

(1)Data as at 30 June 2026.

71	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

Corporate governance structure and division of responsibilities
The role
of the Board
The role of the Board is to promote Diageo’s long-
term sustainable success, generating value for our
shareholders. The Board is committed to the highest
standards of corporate governance and risk
management, which is supported by its robust
Reporting
corporate governance framework.
This includes Board Committees (Audit Committee,
Nomination Committee and Remuneration
Committee) as well as management committees which
report to the Chief Executive or Chief Financial
Officer (Executive Committee, Finance Committee,
Disclosure Committee and Filings
Assurance Committee).
Read more about our committees on pages 89-129.
Board of Directors
Chair, Non-Executive Directors, Senior Independent Director
Board Committees
Audit Committee, Nomination Committee, Remuneration Committee
Executive Leadership
Chief Executive, Chief Financial Officer, Executive Committee, Finance
Committee, Disclosure Committee, Filings Assurance Committee
Informing
Business unit risk management
Company Secretary
Roles and division of responsibilities – Board positions
Chair
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
Non-Executive Directors
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
Senior Independent Director
•Acts as a sounding board for the Chair and
serves as an intermediary for the other
Directors when necessary.
•Responsible for managing an orderly
succession process for the Chair.
•Together with the other Non-Executive
Directors, leads the review of the
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
•Is supported by the Finance Committee,
Disclosure Committee and Filings
Assurance Committee in the
management of financial reporting of
the company.
Chief Financial Officer
•Manages all aspects of the group’s
financial affairs.
•Responsible for the management of the
capital structure of the company.
•Contributes to the management of the
group’s operations.
•Along with the Chief Executive, leads
discussions with investors.
•Is supported by the Finance Committee,
Disclosure Committee and Filings
Assurance Committee in the
management of the financial affairs and
reporting of the company.
•Is a member of the Executive
Committee.
Company Secretary
•Ensures information is made available
to Board members in a timely fashion.
•Supports the Chair in setting Board
agendas, designing and delivering Board
inductions and Board evaluations, and
co-ordinates post-evaluation action
plans, including risk review and training
requirements for the Board.
•Advises on corporate
governance matters.
•Is a member of the Executive
Committee as General Counsel.

72	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information
Corporate governance report
Compliance with the UK Corporate Governance Code
The Board considers that, for the year ended 30 June 2026, Diageo has fully applied the Principles and complied with the Provisions of the UK Corporate Governance
Code 2024 (the Code).
The table below details where content complying with the Code's requirements can be found.
Visit diageo.com for more information.

1	Board Leadership & Company Purpose
A.	Board of Directors	Board of Directors	73
		Board Committee Composition	73
		Performance Evaluation	85
B.	Purpose, Values and Culture	Our turnaround plan	10
		'Spirit of Progress'	32
C.	Resources and Control Framework	Our turnaround plan	10
		Effective risk management	60
		Corporate Governance Structure and Division of Responsibilities	71 & 77
D.	Stakeholder Engagement	Stakeholder Engagement	80
		Section 172 Statement	5
E.	Workforce Policies and Practices	Our turnaround plan	10
		’Spirit of Progress’	32
		Business integrity and Human Rights	34
		Business Integrity Programmes	93
2	Division of Responsibilities
F.	Role of the Chair	Chair's Introduction to Governance	70
		Corporate Governance Structure and Division of Responsibilities	71
		Performance Evaluation	85
G.	Division of Responsibilities	Corporate Governance Structure and Division of Responsibilities	71
		Composition of the Board	73
H.	Role of the Non- Executive Director	Corporate Governance Structure and Division of Responsibilities	71
		Board of Directors	73
I.	Board Policies, Process, Information, Time and Resources	How the Board Monitors Culture	87
		Duties of the Board	71
		Board Activities	79

3	Composition, Succession and Evaluation
J.	Appointments to the Board	Diversity Succession Planning	98
			97
		Recruitment and appointment procedures	97
K.	Board Skills, Experience and Knowledge	Composition of the Board	73
L.	Performance Review	Performance Review	85
4	Audit, Risk and Internal Controls
M.	Independence, and Effectiveness of Internal and External Auditors	Audit Committee Report	89
N.	Fair, Balanced, and Understandable Assessment	Directors' Confirmations	88 & 93
O.	Risk and Internal Controls	Corporate Governance Structure and Division of Responsibilities	71
		Effective risk management	60
5	Remuneration
P.	Alignment to Purpose, Values and Long-Term Success	Remuneration Committee Chair's letter	100
		Remuneration at a Glance	108
		Director's Remuneration Policy	111
Q.	Remuneration Policy	Remuneration Committee Chair’s letter	100
		Director’s Remuneration Policy	111
R.	Independent Judgement and Discretion	Remuneration Committee Chair’s letter	100
		Consideration of Wider Workforce Remuneration	117

Fiscal 26 Board Attendance(1)	Annual General Meeting 2025	Board (maximum 8)	Audit Committee (maximum 7)	Nomination Committee (maximum 7)	Remuneration Committee (maximum 6)
Sir John Manzoni, KCB	✓	8/8	n/a	7/7	n/a
Sir Dave Lewis(2)	n/a	4/4	n/a	n/a	n/a
Nik Jhangiani	✓	8/8	n/a	n/a	n/a
Susan Kilsby	✓	8/8	7/7	7/7	6/6
Melissa Bethell	✓	8/8	6/7	7/7	6/6
Karen Blackett, CBE	✓	8/8	n/a	6/7	6/6
Julie Brown	✓	8/8	7/7	7/7	n/a
Valérie Chapoulaud-Floquet	✓	8/8	n/a	7/7	4/6
Ireena Vittal	✓	8/8	6/7	7/7	n/a
John Rishton(3)	✓	6/6	6/6	6/6	n/a
Former Directors
Debra Crew(4)	n/a	0/0	n/a	n/a	n/a
(1)Number of scheduled meetings attended/eligible to attend as member of relevant committee or Board. The above table does not include ad hoc meetings or attendance at committees by non-members.
(2)Sir Dave Lewis was appointed on 1 January 2026.
(3)John Rishton was appointed on 1 November 2025.
(4)Debra Crew resigned on 16 July 2025.

73	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

Board of directors
Sir John Manzoni, KCB
Chair

Nationality: British
Appointed: Chair and Chair of the Nomination Committee: February 2025 (Appointed Non-Executive Director: October 2020)
Board skills and competencies
Has strong commercial executive
experience as a former CEO in the
energy sector and non-executive board
level experience, including in the
alcoholic beverage industry, as well as
more recent expertise in public policy
and government affairs.
Key external appointments
Current: Chair, SSE plc; Non-
Executive Director, KBR Inc.
Previous: Chair, Atomic Weapons
Establishment; Chief Executive of the
Civil Service and Permanent Secretary
of the Cabinet Office, HM
Government; President and Chief
Executive Officer, Talisman Energy
Inc; Chief Executive, Refining &
Marketing, BP p.l.c.; Chief Executive,
Gas & Power, BP p.l.c.; Non-
Executive Director, SABMiller plc
Sir Dave Lewis
Chief Executive

Nationality: British
Appointed: Chief Executive Officer and Executive Director: January 2026
Board skills and competencies
Has extensive chief executive and
board-level experience in leading
global consumer businesses, with
particular expertise in marketing
and growing world-class brands,
alongside a proven track record in
driving operational transformations,
and financial and operational
discipline.
Key external appointments
Current: Non-Executive Director,
PepsiCo; Trustee, The Royal
Foundation of the Prince and Princess
of Wales
Previous: Chair, Haleon plc; Chair,
World Wildlife Fund; Chair, Xlinks;
Group Chief Executive Officer, Tesco
PLC; President, Personal Care,
Unilever PLC; President, Americas,
Unilever PLC; Chairman, UK and
Ireland, Unilever PLC
Nik Jhangiani
Chief Financial Officer

Nationality: American/British
Appointed: Chief Financial Officer and Executive Director: September 2024
Board skills and competencies
Has many years of finance experience
in roles in the United Kingdom,
Europe, India, Africa and
the United States, including 20 years
in various chief financial officer roles,
having spent most of his career in
consumer and beverage industries.
Key external appointments
Previous: Chief Financial Officer,
Coca-Cola Europacific Partners; Chief
Financial Officer and SVP, Coca-Cola
Enterprises;
Chief Financial Officer, Europe, Coca-
Cola European Partners; Group Chief
Financial Officer, Bharti Enterprises;
Chief Financial Officer, Coca-Cola
Hellenic Bottling Company; Group
Financial Director for Nigeria, Colgate
Palmolive
Previous Diageo roles: Interim
Chief Executive Officer
Susan Kilsby
Senior Independent Director

Nationality: American/British
Appointed: Senior Independent Director: October 2019 (Appointed Non-Executive Director: April 2018 and Chair of the Remuneration Committee: January 2019)
Board skills and competencies
Brings wide-ranging corporate
governance and board-level
experience across a number of
industries, including a consumer goods
sector focus, with particular expertise
in mergers and acquisitions, corporate
finance and transaction advisory work.
Key external appointments
Current: Non-Executive Chair,
Fortune Brands Innovations, Inc.;
Vice Chair and Senior Independent
Director, Unilever PLC; Non-
Executive Director and Chair of Talent
and Remuneration
Committee, COFRA Holding AG;
Member and Chair of Remuneration
Committee, the Takeover Panel
Previous: Senior Independent
Director and Chair of Remuneration
Committee, BHP Group Plc, BHP
Group Limited; Senior Independent
Director, BBA Aviation plc; Chair,
Shire plc; Chair, Mergers and
Acquisitions EMEA, Senior Advisor,
Credit Suisse; Non-Executive
Director, Goldman Sachs
International; Keurig Green Mountain;
L’Occitane International; Coca-Cola
HBC; NHS England
Julie Brown
Non-Executive Director

Nationality: British
Appointed: Non-Executive Director and Chair of the Audit Committee: August 2024
Board skills and competencies
Has extensive experience in financial,
commercial and strategic roles in
international companies operating in
highly regulated industries, in both
executive and
non-executive capacities, including in
her current role as Chief Financial
Officer of a pharmaceuticals company.
Key external appointments
Current: Chief Financial Officer and
Executive Director, GSK plc; Patron,
Oxford University Women in Business;
Member, CFO Leadership Network,
Accounting for Sustainability (part of the
King Charles III Charitable Fund Group
of Companies), Member of The Mayor’s
Business Advisory Board
Previous: Chief Operating and
Financial Officer and Executive
Director, Burberry Group plc; Non-
Executive Director and Chair of the
Audit Committee, Roche Holding AG;
Group Chief Financial Officer and
Executive Director, Smith & Nephew
plc; UK Prime Minister’s Business
Council; various senior commercial,
strategy and finance roles including
Interim Group Chief Financial Officer,
AstraZeneca PLC

Board committees	Audit Committee	Executive Committee	Nomination Committee	Remuneration Committee	Chair of the committee

74	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

Board of directors continued
Melissa Bethell
Non-Executive Director

Nationality: American/British
Appointed: Non-Executive Director: June 2020
Board skills and competencies
Has extensive international corporate
and financial experience, including in
relation to private equity, financial
sectors, strategic
consultancy and advisory services,  as
well as having strong non-executive
experience at board level across a
range of industries, including retail,
consumer goods and financial
services.
Key external appointments
Current: Senior Advisor and Director
of investee companies, Atairos
Europe; Non-Executive Director and
Chair of the Remuneration
Committee, Tesco PLC; Non-
Executive Director, Ocean Outdoor
plc; Non-Executive Director and Chair
of the Remuneration Committee, The
Magnum Ice Cream Company
Previous: Managing Director and
Senior Advisor, Private Equity, Bain
Capital; Non-Executive Director,
Atento S.A.; Exor N.V.; Worldpay plc,
Samsonite S.A.
Karen Blackett, CBE
Non-Executive Director

Nationality: British
Appointed: Non-Executive Director: June 2022
Board skills and competencies
Brings expertise in marketing, media
and the creative industries, as well as
broad experience in public policy and
strategic initiatives through a number
of different government, industry and
public bodies.
Key external appointments
Current: Chancellor, University of
Portsmouth; Founding Trustee,
BEO (Black Equity Organisation);
Non-Executive Director, British
Fashion Council.
Previous: HM UK Government
Foreign Commonwealth and
Development Office; UK President,
WPP plc; UK Race Equality Business
Champion, HM UK Government;
Business Ambassador, Department for
International Trade;
Chairwoman, MediaCom UK &
Ireland; Chief Executive Officer,
GroupM UK, MediaCom UK; Chief
Operations Officer, MediaCom
EMEA; Marketing Director,
MediaCom; UK Country Manager,
WPP plc; Non-Executive Director,
The Pipeline, Creative UK
Valérie Chapoulaud-
Floquet
Non-Executive Director

Nationality: French
Appointed: Non-Executive Director: January 2021
Board skills and competencies
Brings strong experience and expertise
in the luxury consumer goods sector,
having spent her career in the industry
working in a number of international
markets, including developed and
emerging markets, and as a former
chief executive in the premium drinks
industry.
Key external appointments
Current: Lead Independent Director
and Chair of Governance Committee,
Danone S.A.; Non-Executive Director,
Acné Studios A.B., Agrolimen S.A.,
Nextstage S.C.A., Basaltes S.A.
Previous: Vice Chair, Sofisport;
Chief Executive Officer, Rémy
Cointreau S.A.; President and CEO for
the Americas, President and CEO for
North America, President South
Europe, Luis Vuitton, LVMH Group;
President and CEO, Louis Vuitton
Taiwan, LVMH Group; President,
Luxury Product Division USA,
L’Oréal Group; Non-Executive
Director, Jacobs Holding AG
John Rishton
Non-Executive Director

Nationality: British
Appointed: Non-Executive Director: November 2025
Board skills and competencies
Has over 40 years’ international
business experience across consumer
and retail sectors, including nearly 14
years as Chief
Executive or Chief Financial Officer, as
well as various finance, commercial,
non-executive and operational roles.
Key external appointments
Current: Non-Executive Director and
Chair, Informa plc; Non-Executive
Director and Chair Designate, Imperial
Brands Plc
Previous: Non-Executive Director
and Chair, Serco Group PLC; Non-
Executive Director and Chair of the
Audit Committee, then Chief
Executive Rolls Royce Group plc; Chief
Financial Officer, later Chief Executive
and President Royal Ahold NV; Chief
Financial Officer British Airways plc;
Non-Executive Director, ICA Gruppen
AB; Non-Executive Director, Allied
Domecq plc; Non-Executive Director,
Unilever plc; Non-Executive Director,
Majid Al Futtaim Holding LLC; Non-
Executive Director, ABPA Holdings
Limited (Associated British Ports)
Ireena Vittal
Non-Executive Director

Nationality: Indian
Appointed: Non-Executive Director: October 2020
Board skills and competencies
Brings a wealth of FMCG experience
from a career in executive consulting
with a focus on consumer goods and
emerging markets, including
India, as well as broad experience in
non-executive board roles in the
United Kingdom and India.
Key external appointments
Current: Non-Executive Director,
Maruti Suzuki India Limited, Asian
Paints Limited; Non-Executive
Director and Advisory Board member,
Urban India Limited; Advisory Board
member, Russell Reynolds Associates
Previous: Head of Marketing and
Sales, Hutchinson Max Telecom;
Partner, McKinsey and Company;
Non-Executive and Lead Independent
Director, Godrej Consumer Products
Limited; Wipro Limited; Housing
Development Finance Corporation
Limited; Titan Company Limited;
Tata Global Beverages Limited;
GlaxoSmithKline Consumer
Healthcare; Compass Group PLC
The Executive Committee membership shown here reflects appointments as at 30 June 2026, except where otherwise indicated.

75	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

Executive Committee

Ewan Andrew President, Global Supply and Procurement & Chief Sustainability Officer
Nationality: British
Appointed: September 2019

Current external appointments: Member,
Scotch Whisky Association Council; Co-
Chair, One Planet Business for
Biodiversity (OP2B); Member, Gartner
Supply Chain Executive Advisory Board
Previous Diageo roles: Supply Director,
International Supply Centre; Senior Vice
President, Supply Chain & Procurement,
Latin America and Caribbean; Senior Vice
President Manufacturing & Distilling,
North America; various supply chain,
operational management and procurement
roles

Natalie Bickford Chief People Officer
Nationality: British
Appointed: July 2026

Previous relevant experience: Chief People
Officer, Sanofi; Group HR Director, Merlin
Entertainments; Senior Vice President HR,
Global Corporate Services, Sodexo; Human
Resources Director, Europe, Sodexo; HR
Director UK & Ireland, Sodexo; HR
Director, UK Sales & Marketing Company,
AstraZeneca PLC; various UK &
international HR positions, Kingfisher Plc

Hannah Brooks Chief Strategy & Transformation Officer
Nationality: British/American
Appointed: October 2025

Previous relevant experience: Senior Vice-
President, Portfolio & Commercial
Transformation roles, Global eCommerce
leadership role spanning Strategy,
Innovation and Finance, Global Strategy
roles, PepsiCo; extensive consulting
experience in Consumer & Retail,
McKinsey UK and North America

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
Global Brand Director, Johnnie Walker
Previous relevant experience: Various
marketing roles, Allied Domecq Spain,
Unilever HPC US, United Kingdom and
Spain

Randall Ingber General Counsel and Company Secretary
Nationality: Australian/American
Appointed: June 2025

Previous Diageo roles: General Counsel;
Global Counsel, Asia Pacific, Brands,
Innovation & Commerce; General Counsel,
Asia Pacific, Supply & Procurement, Global
Litigation and Africa; Deputy General
Counsel, Corporate; Senior Counsel, Global
Corporate Relations and Antitrust; Regional
Counsel, Southeast Asia and India,
Australasia and Japan
Previous relevant experience: General
Counsel and Company Secretary,
Lion Group

76	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information
Executive Committee continued

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
Office

Dayalan Nayager President, EMEA
Nationality: South African/British
Appointed: July 2022

Previous Diageo roles: President, Europe,
Middle East and Africa; President, Africa;
Managing Director, Great Britain and
Justerini & Brooks, Ireland and France,
Global Travel; Regional Director, Global
Travel Europe; Commercial Director, South
Africa; Customer Marketing Director,
South Africa; Key Account Director,
South Africa
Previous relevant experience: Various
positions, Heinz, Mars

John O’Keeffe President, North America
Nationality: Irish
Appointed: July 2015

Previous Diageo roles: President, Asia
Pacific & Global Travel and India;
President, Asia Pacific & Global Travel;
President, Africa & Beer; CEO and
Managing Director, Guinness Nigeria;
Global Head, Innovation; Global Head,
Beer and Baileys; Managing Director,
Russia and Eastern Europe; various
management and marketing positions

Praveen Someshwar Managing Director and CEO of Diageo India
Nationality: Indian
Appointed: April 2025

Current external appointments: Non-
Executive Director, AVPN Limited
Previous relevant experience: Managing
Director and CEO, HT Media Group; Senior
Vice President & General Manager, CEO
India Foods, CEO South Asia Beverages,
PepsiCo

Sujay Wasan President, Asia Pacific
Nationality: Singaporean
Appointed: August 2026

Previous relevant experience: Senior Vice
President and Regional Leader Oral Care,
Senior Vice President and Regional Leader
Health Care, Chief Executive Office
Personal Health Care International
including Merck OTC, Senior Vice
President Teva Joint Venture Asia, Middle
East, Africa, and other senior roles at
Procter & Gamble

Sir Dave Lewis and Nik Jhangiani are also members
of the Executive Committee.
Their biographies can be found on page 73.

77	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

Corporate governance report
Duties of the Board
The Board is responsible for setting the company’s purpose, values and strategy, and should satisfy itself that these and its culture are all aligned. The Board exercises control of the company’s affairs with reference to the formal schedule of matters reserved for the Board’s decision. The schedule is available at https://
www.diageo.com/en/our-business/corporate-governance/committees. In order to fulfil their duties, procedures are in place for Directors to seek both independent advice and the advice and services of the Company Secretary, who is responsible for advising the Board on all governance matters.
Composition of the Board
The Board currently comprises the Non-Executive Chair, two Executive
Directors, the Senior Independent Director, and six independent Non-Executive
Directors. The biographies of all directors are set out in this Annual Report on pages 73 and 74.
Board's structure and division of responsibilities
The Board is committed to the highest standards of corporate governance and risk management and is supported by its established corporate governance framework, illustrated on page 71. This includes the three Board Committees (Audit
Committee, Nomination Committee and Remuneration Committee), which meet on a regular basis and a Disclosure Committee, which meets on an ad hoc basis, as well as management committees which report to the Chief Executive or Chief
Financial Officer (Executive Committee, Finance Committee and Filings
Assurance Committee). There is a clear separation of the roles of the Chair, the
Senior Independent Director and the Chief Executive which has been clearly established and set out in writing, and which was last approved by the Board in
July 2026. A copy of this is available at https://www.diageo.com/en/our-
business/corporate-governance. No individual or group dominates the Board’s decision-making processes.
Executive direction and control
The Executive Committee, appointed and chaired by the Chief Executive, supports the Chief Executive in discharging the responsibility for implementing the strategy agreed by the Board and for managing the company and the group.
It consists of the individuals responsible for the key operational and functional components of the business: North America, EMEA, Latin America and
Caribbean, Asia Pacific, India, Supply Chain and Procurement and Corporate
(prior to 1 July 2026, Africa and Europe were separate operational components).
The Executive Committee aligns its agenda to the company's strategy and achieving financial and non-financial performance objectives, each underpinned by performance metrics to measure progress. The Executive Committee reviews monthly performance review reports, which is compiled from the previous month's financial performance data for each market. The Chief Executive is supported by permanently established committees including the Disclosure
Committee, Finance Committee and Filings Assurance Committee. A summary of their remits can be found at www.diageo.com.
Board diversity
We recognise that diversity of experience and knowledge, social and ethnic backgrounds, gender, and cognitive and personal strengths enriches the Board’s debates and decision-making by enabling a wider range of perspectives and thinking, and ultimately supports achieving our strategy. In line with the Code, the Board has adopted a Board Diversity Policy, details of which are set out in the Nomination Committee report on page 98.
Board skills and experience
Having an appropriate mix of experience, expertise, diversity and independence is essential for Diageo's Board and its decision-making process. The Board is comprised of individuals from a diverse range of skills, industries, backgrounds, genders, ages, nationalities and ethnicities, which enables a broader evaluation of all matters considered by the Board and contributes to a culture of collaborative and constructive discussion. The Board skills matrix helps to identify the experience and expertise of existing directors, required skill sets or competencies, and the strategic requirements of the company, now and as we execute our strategy. The key strengths and relevant experience of each Director are set out on pages 73 and 74, and a matrix of the Board’s current skills and experience for fiscal 26 is set out below.

Board skills and experience

Banking and corporate finance	òòòòòòòòòò
Commercial matters	òòòòòòòòòò
Consumer products	òòòòòòòòòò
Corporate governance	òòòòòòòòòò
Emerging markets	òòòòòòòòòò
Finance	òòòòòòòòòò
Food and beverages	òòòòòòòòòò
Government and public policy	òòòòòòòòòò
General management	òòòòòòòòòò
M&A	òòòòòòòòòò
Media	òòòòòòòòòò
Sales and marketing	òòòòòòòòòò
Strategy	òòòòòòòòòò
Sustainability	òòòòòòòòòò
Technology	òòòòòòòòòò
Transaction advisory	òòòòòòòòòò
Outside interests, conflicts and independence
The Board has adopted guidelines for dealing with conflicts of interest, with directors' outside interests being regularly reviewed by the Nomination Committee and responsibility for authorising conflicts of interest reserved for the Board. In the case of a potential conflict, the Nomination Committee considers the circumstances, appropriate controls and protocols, and makes a recommendation to the Board. The Code also requires the Board to state its reasons for concluding that a director is independent notwithstanding the existence of certain relationships or circumstances which are likely to impair or appear to impair a director's independence, such as existence of certain outside interests. Following a thorough review, the Board confirmed that it was not aware of any situations that may or did give rise to conflicts with the interests of the company, other than those that may arise from directors’ other appointments as disclosed in their biographies. It also concluded that all of the Non-Executive
Directors remain independent.
Corporate governance requirements
Diageo is a company listed on the London Stock Exchange in the equity shares
(commercial companies) category. The principal corporate governance rules that apply to Diageo are the Code and the UK Financial Conduct Authority's (FCA)
Listing Rules. We describe how Diageo applied the Code's principles and complied with its Provisions on page 72. A copy of the Code is publicly available on the website of the UK Financial Reporting Council,
www.frc.org.uk. Diageo also complies with corporate governance rules contained in the FCA's Disclosure Guidance and Transparency Rules and
certain related provisions in the UK Companies Act 2006 (the Act). We aim to conduct our operations in accordance with best practice governance principles and in compliance with corporate governance requirements applicable in the countries in which we operate.
Diageo is also listed on the New York Stock Exchange (NYSE), and as such is subject to the applicable rules of this exchange and jurisdiction, which include the listing requirements of the NYSE and the rules of the US Securities and
Exchange Commission (SEC), as they apply to foreign private issuers.
Compliance with the provisions of the US Sarbanes-Oxley Act of 2002 (SOx), as it applies to foreign private issuers, is continually monitored. A more detailed description of how Diageo complies with US corporate governance rules is set out on page 219.

78	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

Corporate governance report continued
Board and Committees' activities
timeline
25
London, UK
Discussion: Full year performance, external
reporting, workforce engagement activities and
business development.
Approvals: Fiscal 25 preliminary results and
annual report, final dividend, funding plan, and
business transformation programme.
Engagement events: Employee townhall.
July & August
Virtual
Discussion: Update on strategy and business
transformation programme.
September
Strategy
Meeting type
Strategy
Meeting type
London, UK
Discussion: Corporate brand perception,
investor relations, strategic reviews of
Guinness and emerging consumer trends.
Engagement events: Q1 trading update and
Annual General Meeting, presentation and
Q&A with investors and shareholders, and
voting on resolutions.
November
London, UK
Discussion: Strategic review of Europe and
MENA, ready-to-drink portfolio.
December
Strategy
Strategy
Meeting type
Meeting type
26
London, UK
Discussion: Half year performance, portfolio
strategy, return of capital and business
transformation programme, strategic review of
NAM, and industry trends.
Approvals: Interim results, capital allocation
and dividend policy.
January & February
Virtual
Discussion: Business development update,
business transformation programme, health and
safety review, and board evaluation feedback.
March
Strategy
Meeting type
Strategy
Meeting type
London, UK
Discussion: Annual Strategy Conference,
including industry, category and regional
reviews, Middle East conflict scenario plans.
Approval: Guinness capacity expansion.
April
Virtual
Discussion: Review audit status and year-end
reporting and reward processes.
Approval: 3 Year Plan and fiscal 27 targets.
June
Strategy
Meeting type
Strategy
Meeting type

Meeting type
ò	Board Meeting
ò	Audit Committee
ò	Remuneration Committee
ò	Nomination Committee
ò	Annual General Meeting
Annual Strategy Conference

Link to strategy
Brands and portfolio
Consumer trends
Operational excellence

79	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

Board activities
Details of the main areas of focus of the Board and its Committees during the year include those summarised below:

Focus area	Fiscal 26 Strategic priority	Stakeholders
Strategic matters
•Held a two-day Annual Strategy Conference (ASC) which
included a comprehensive review of Diageo's business and
operations, including its portfolio by category and by region, its operating framework and other key strategic topics.
•Received reports on the financial performance of the group
as against the annual plan.
•Monitored progress against key strategic initiatives,
including business transformation programmes.
•Received reports on the macroeconomic environment, socio-
political matters and emerging trends.
•Carried out deep dives into key strategic topics including
Guinness, Europe and MENA, North America and ready-to-
drink products.
•Considered proposed changes to the group's operating
framework, purpose and culture.

Operational matters
•Reviewed and approved the group's three-year plan and
annual funding plan, insurance, banking and capital
expenditure requirements.
•Regularly reviewed and approved the group’s business
development activities, reorganisations and various other
projects.
•Reviewed progress in upgrading the company's internal
operating systems, ensuring readiness for go-live and
contingency planning.
•Approved capital expenditure investments, having taken into consideration financial, operational, sustainability and other factors.
•Reviewed the company’s capital allocation, funding and
liquidity positions, and those of its pension schemes.
•Approved a change in dividend policy, in addition to
approving interim and final dividends.
•Acting through the Nomination Committee, reviewed the
company’s executive and non-executive succession planning
and talent strategy.
•Approved the appointment of a new Chief Executive and a
new Non-Executive Director.
•Monitored the company's global health and safety
programme, operational resilience and business continuity
planning in light of geopolitical developments.
•Acting through the Remuneration Committee, proposed a
new remuneration policy including changes to executive
reward.

ESG matters
•Reviewed progress in relation to the group's Spirit of
Progress action plan and approved targets for the following
fiscal year.
•Regularly received external perception reports.
•Received reports on workforce engagement over the year.
•Regularly received investor relations reports.
•Received regular updates on ESG matters and progress
against Spirit of Progress targets.
•Carried out an internal evaluation of the Board’s
performance, reviewed results and agreed action points.
•Reviewed and updated key internal governance processes,
including the constitution of the Disclosure Committee.

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
•Acting through the Audit Committee, reviewed the
company's whistleblowing and breach allegation
investigation processes.

Link to strategy
Brands and portfolio
Consumer trends
Operational excellence

Stakeholders
Our people	Suppliers	Government and regulators
Consumers	Communities
Customers	Investors

80	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

Corporate governance report continued
Stakeholder engagement
We aim to maintain open and positive dialogue with
our stakeholders, considering their key interests in our
decision-making and maintaining communications with
them in different ways. This helps build trust, respect and
informs our decisions and the role we play in society.
With a long track record of working with stakeholders, Diageo has built its reputation through working towards ambitious social and environmental targets and goals. The Board and its members have engaged directly and indirectly with a variety of its key stakeholders during fiscal 26 in order to understand and respond to stakeholder considerations when determining the company’s strategy and making decisions.
The Board considers the company's stakeholders to comprise not only business partners across its value chain, such as suppliers and customers, our people and workforce, but also wider society, including government, consumers and communities in which we operate. As noted in the company’s statement on
Section 172 of the Companies Act 2006 set out on page 5, in making their decisions and in discharging their duties to promote the success of the company, the Directors must have regard to the interests of its stakeholders. We have summarised below why our stakeholders are important to us, what we believe their principal interests are, how the Board and company seek to engage and respond to them, and what outcomes and impacts these considerations have had on actions and decisions.
The stakeholders listed below are not set out in order of priority.
Our people
Why we engage
•People are at the core of our business
•We aim to build a trusting, respectful and inclusive culture where people feel engaged and fulfilled
•We want our people to be treated with dignity at work
and their human rights respected
Key interests and concerns
•Prioritisation of health, safety and wellbeing
•Learning and development opportunities
•Purpose, culture and benefits
•Contributing to the growth of our brands and performance
•Inclusion and diversity
•Sustainability and societal credentials
How the Board engaged
•Workforce engagement programme
•Visits to offices and production and supply chain sites
across the globe
•Feedback from councils and employee and workforce
forums
•Community groups, employee surveys and townhall
meetings
Outcomes and impact on decision-making
•Enhanced communications and visibility amongst certain
leadership teams
•Improvements in existing systems to improve data quality
and reduce duplication and fragmentation.
•Roll out of new technology tools, including AI, together
with training and engagement sessions
Chief Executive engagement
with workforce
As part of his initial few months as Chief Executive, Sir Dave Lewis visited Diageo's offices and sites in many locations across the world, in order to meet and engage directly with a broad range of
colleagues. As part of these visits, he held townhall meetings which included taking questions from colleagues on any topic. These sessions were also recorded and posted through the company's global communications channels.
The Chief Executive has continued to communicate regularly with the workforce, through weekly video postings and through live global online Q&A sessions. With the launch of the operating framework review, Sir Dave has used live online sessions recently to hear questions, comments and concerns raised by employees in relation to the business transformation and to respond directly to them.
Read more about how stakeholders were taken into account in decision-
making on pages 80-83.

81	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

Consumers
Why we engage
•Understanding our consumers is critical for our business’s
long-term growth
•Consumer motivations, attitudes and behaviours form the
basis of our business strategy, brand marketing and
innovation
•We want consumers to enjoy our products responsibly
and for them to ‘drink better, not more’
Key interests and concerns
•Choice of brands for different occasions, including no- and lower-alcohol
•Innovation in heritage brands and creation and nurturing of new brands
•Responsible marketing
•Great experiences
•Product quality
•Sustainability and societal credentials
•Price
How the Board engaged
•Monitoring consumer behaviours, motivations and insights
•Responding to and anticipating emerging consumer trends
•Review of business development opportunities, the
innovation pipeline and active brand portfolio
management
Outcomes and impact on decision-making
•Ensure consumer choice is at forefront of decision-making
•More focused innovation decisions
•Ensure adequate breadth of portfolio to provide consumers
with improved choices
•Restructuring commercial and marketing teams to focus
more on categories
•Increased investment in ready-to-drink and convenience
products
Sir John Manzoni and
Dayalan Nayager, with key
customers at the opening of
the McCafferty’s Bar in
Dubai - now officially
certified by Guinness World
Records as the world’s
largest Irish pub
Customers
Why we engage
•To nurture mutually beneficial relationships to deliver joint value and great customer experiences
•To understand and respond to the needs of our
customers who comprise a range of businesses, large
and small, on-trade and off-trade, retailers, wholesalers
and distributors, digital and e-commerce
Key interests and concerns
•A portfolio of leading brands and formats that meet
evolving consumer preferences
•Identification of opportunities that offer profitable growth
•Insights into consumer behaviour and shopper trends
•Trusted product quality
•Innovation, promotional support and merchandising
•Availability and reliable supply of stock
•Joint risk assessment and mitigation
•Sustainability and societal credentials
How the Board engaged
•Review of innovation pipeline and inorganic opportunities
to ensure a broad portfolio at multiple price points
•Review of supply chain footprint to ensure efficient
delivery to customers
•Market visits
Outcomes and impact on decision-making
•Improve Diageo's capabilities in managing and working
with customers
•Increase focus on execution and delivery of end-to-end
customer service satisfaction
•Structure organisation with regional supply chain and
market level customer service and commercial teams,
integrated within supply chain function
•Invest in core strategic planning systems and processes in
support of operational excellence

82	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

Corporate governance report continued
Suppliers
Why we engage
•Our suppliers, service providers and agencies are experts in their fields and we rely on them to deliver high-quality
products and market responsibly
•We collaborate with them to improve our collective
impact, ensure sustainable and resilient supply chains,
and make positive contributions to society
Key interests and concerns
•Strong, mutually beneficial partnerships
•Strategic alignment and growth opportunities.
•Fair contract and payment terms
•Collaboration through the innovation lifecycle
•Consistent performance measures
•Joint risk assessment and mitigation
•Sustainability and societal credentials
How the Board engaged
•Review of our supply chain footprint to ensure resilience
and flexibility and to monitor environmental impacts and
efficiencies
•Review and approval of material supply and procurement
contracts
•Improving supplier relationships through fair contract
and payment terms and compliance with our 'Partnering
with Suppliers Standard'
Outcomes and impact on decision-making
•Maintain focus on improving compliance to payment terms
•Improve efficiencies through increased standardisation and
automation of onboarding, invoicing and payment
processes
An oyster count brought
together Seawilding, the
Talisker Distillery team and
Skye community groups for
the first in a series of
proposed community
initiatives to inspire and
empower local people with
the knowledge and
opportunity to help drive
effective change for
Scotland’s ecosystems
Communities
Why we engage
•To create long-term value for the communities in which we
live, work, source and sell
•To help build thriving communities and strengthen our
business through empowering people, increasing access
to opportunities and championing inclusion and
diversity
Key interests and concerns
•The impact of our operations on the local economy
•Access to skills development, employment and supplier
opportunities
•Inclusion, diversity and tackling inequality in all forms
•Responsible use of natural resources, biodiversity and
sustainability
•Transparency and engagement
How the Board engaged
•Monitoring progress on broader societal matters, including
promoting positive drinking
•Considering the environmental and social consequences of
its key decisions
•Encouraging inclusion and diversity, equal employment
opportunities, skills development and support for
communities
Outcomes and impact on decision-making
•Improve capabilities in monitoring and managing external
perception of Diageo through use of technology
•Retain focus on ensuring skills and talent development
within the business
•Continue to support sustainable and responsible use of
natural resources, including investment in restoring and
maintaining peatlands in Scotland

83	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

Governments
and
regulators
Why we engage
•The regulatory environment is critical to the success of our business
•To influence policy makers and regulators to understand
our views on areas that can impact public health and our
business
Key interests and concerns
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
How the Board engaged
•Updates from the Chief Executive and corporate relations
executives
•Review of macroeconomic and geopolitical developments
at strategy sessions
•Updates on regulatory developments, including in
relation to non-financial reporting, corporate
governance and public policy
Outcomes and impact on decision-making
•Continue engagement with government and regulatory
authorities in relation to public policy relating to alcoholic drinks
•Partnering with government and enforcement authorities in
addressing illicit and counterfeit alcohol
•Maintain our leadership role in industry bodies, advocating for positive policy adoption in international trade and
regulatory affairs
Taoiseach Micheál Martin TD
and Diageo's CEO, Sir Dave
Lewis, officially open
Littleconnell Brewery in Co.
Kildare
Investors
Why we engage
•To provide investors with an in-depth understanding of our
strategy, our operational, financial and holistic performance
•To enable investors to more accurately assess the value
of our business and the opportunities and risks of
investing in it
Key interests and concerns
•Strategic priorities, opportunities and risks
•Financial performance
•Corporate governance
•Leadership credentials, experience and succession
•Executive remuneration policy
•Shareholder returns
•Environmental, inclusion and diversity and social
commitments and progress
How the Board engaged
•Investor events attended by the Chief Executive and Chief
Financial Officer, including quarterly trading updates,
presentations, roadshows and conferences
•Maintaining regular and frequent engagement with
investors, directly and indirectly through corporate brokers
•Engaging with shareholders in consultation on
remuneration policy
•Annual General Meeting attendance and answering
questions from shareholders
Outcomes and impact on decision-making
•Increase commitment to reduce leverage and reinvest in the
business by rebasing our dividend policy
•Hold a capital markets day in August 2026 in order to share strategy update and redesign of internal operating
framework with shareholders and investors

84	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information
Corporate governance report continued
Principal Board decisions
Below are some examples of the principal decisions taken by the Board during fiscal 26 as well as summaries of some of the matters referred to in Section 172 of the
Companies Act 2006 which were taken into consideration by the Board.
Change to the dividend
policy
Decision: The Board has maintained a clear focus on ensuring the company’s long-term financial resilience and success, while also investing to support future growth opportunities for the business.
Alongside reducing leverage and increasing financial flexibility, the
Board has revisited its dividend policy. In making the decision, the
Directors considered the long-term sustainable growth of the company, the need to invest in making the business more competitive through investing in capability improvement and increasing capacity in growth areas, such as Guinness, balanced by the impact the decision would have on our stakeholders, and in particular our shareholders and investors. The Board reviewed its policy based on an analysis of various financial metrics, including forecast growth and leverage over the long term, as well as feedback from investors, advice from its corporate brokers, forecasts and views published by analysts. The
Board devoted time to understanding the views of investors and other stakeholders when discussing a potential change in dividend policy, aiming to balance the importance of generating attractive shareholder returns, both now and in the long term, with a need to strengthen the company's balance sheet and invest in the business.

Stakeholders:
Outcomes:
On 25 February 2026, the company declared an
interim dividend of 20 cents per share and
announced a change in its dividend policy, moving
to a payout ratio of 30-50%, with a minimum floor
for dividends of 50 cents per annum. This decision
was not taken lightly, recognising the importance of
driving shareholder value over the long term, while
also strengthening the balance sheet and investing in
the business. Conscious of the importance of
dividend income to its shareholders, the Board has
also stated its aim to grow shareholder distributions
over time.

Links to fiscal 26 strategic priorities:
East African Breweries
disposal
Decision: During the year, the Board approved an agreement to sell the group's shareholding in East African Breweries plc (EABL) and a related Kenyan spirits business. Following a thorough portfolio review conducted earlier in the year, EABL had been identified as being non-
core to the group's business and therefore suitable for disposal, consistent with the Board's strategy of appropriate and selective disposals of non-core assets and moving towards a more flexible, asset-
light beer operating model. Consideration was given to the implications of such a transaction not only on internal stakeholders such as EABL employees and the wider workforce, but also external stakeholders. As one of the best known companies in the region with a strong identity through its local beer brands, EABL plays a significant role in regional capital markets with listings on the Nairobi Securities Exchange and other exchanges in Uganda and Tanzania. In contemplating a disposal, the Board was aware of the importance of considering and addressing potential impacts on and views of local communities, government and regulatory authorities in the region, including EABL's importance to local investors and capital markets. As a result, the transaction was structured to be conditional on requisite regulatory approvals.
Appropriate engagement activities were planned to ensure that potential concerns of local stakeholders could be identified and addressed.

Stakeholders:
Outcomes:
In December 2025, the Board announced that it had
agreed to dispose of Diageo’s shareholding in EABL
and its Kenyan local spirits business to Asahi for
approximately $2.3 billion, subject to regulatory
approval. Asahi confirmed that it expects EABL to
remain listed on the regional stock exchanges post-
completion, thereby continuing to be an important
constituent of regional equity indices and enabling
ongoing participation by local and regional investors.

Links to fiscal 26 strategic priorities:
Investing in Guinness
Decision: In May 2026, at the same time as the official opening of the company's new Littleconnell brewery in County Kildare, Ireland, Diageo announced its plans to invest approximately €400 million in a second brewery at the Littleconnell site over the next three years to increase production of Guinness and Guinness 0.0. This announcement followed the
Board's decision to approximately double the total site capacity at
Littleconnell in support of Guinness, which has been one of the fastest growing brands in the portfolio in recent years and whose growth is forecast to continue. Multiple stakeholder implications were considered, including long-term forecast demand from consumers and customers under different growth scenarios as compared to capacity utilisation, the impact of further development at Littleconnell on the local community, including environmental and infrastructure impacts as well as employment creation, and the importance of ensuring efficiency and sustainability in use of resources in constructing and operating the new facility, in particular its use of energy and water.

Stakeholders:
Outcomes:
The Board concluded that additional capacity was
required to meet forecast consumer demand and that
the site at Littleconnell was optimal for expansion
given existing infrastructure and utilities, including
use of renewable energy and water efficiency. The
development is expected to provide additional
employment opportunities for local suppliers and the
community.

Links to fiscal 26 strategic priorities:

85	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information
Performance review
The Directors consider the performance review of the Board, its Committees and themselves to be an important aspect of corporate governance, and reviews are undertaken annually, with external reviews being undertaken at least once every three years. The performance review to be undertaken in fiscal 27 is expected to be managed and facilitated externally.
With the support of the Company Secretary, a review of the Board's effectiveness, including that of its Committees and Directors, was conducted internally between January and February 2026. It aimed to assess the effectiveness of the Board and its Committees and identify any areas for improvement.
The Directors completed a tailored questionnaire designed to assess specific areas and allow Directors to express their views. In line with the Code recommendation, the Senior Independent Director also held a meeting with
Directors, excluding the Chair. The review focused on Directors' views on the following areas: Board performance and effectiveness, Board composition and diversity, individual Director contribution, Committees' performance and effectiveness and Board support and provision of information.
The Committee Chairs considered feedback on the effectiveness of their respective Committees, whilst the Chair, Senior Independent Director and the
Company Secretary discussed the results of the review and feedback from all
Board members. Paired with a review of the ways of working and the composition of the Board and its Committees, they drew up a plan with proposed next steps and actions for further discussion by the Board at its meeting in March 2026.
The Board discussed the results and agreed on various actions, some of which are outlined below.
The results of the performance review indicated that the Board and its
Committees continue to work well and that each Director continued to perform effectively and demonstrates commitment to her or his role. The Nomination
Committee has recommended to the Board that all Directors who wish to do so stand for election or re-election at this year’s AGM.
The following table sets out a summary of key observations and actions taken following the previous year's review as well as those identified to be focused on in the coming year, based on feedback and the results of the performance review carried out in fiscal 26.

Observations and actions taken following last year's review	Observations and actions to focus on in 2026/27
General feedback
•The Chair, with the Company Secretary’s assistance, remained focused on supporting high-quality discussions and where appropriate, expanded the time allocated for presentations and deep dives during meetings.
•Discussions at the Board remained open and transparent.
•There has been continued evolution of ways of working for the Board following changes in key Board roles in recent years.
•The Board's annual cycle should be reviewed and streamlined to ensure efficiency and effectiveness.
•Ways of working should also be reviewed to ensure that adequate focus and time is allocated to key strategic topics.
•More opportunities and time should be allocated to insights into how Diageo is perceived and recognised externally.

Board composition and succession
•An additional Non-Executive Director appointment was made during the first half of fiscal 26.
•The first half of the fiscal saw significant time and focus on the successful search for a new Chief Executive, as well as longer-term succession planning.
•The Board will maintain focus on ensuring adequate succession planning for non-executive roles.
•The Board's skills matrix would be reviewed to identify suitable candidates for non-executive roles.

People and culture
•The Board is very committed to the workforce engagement programme which provides excellent opportunities for direct engagement between
Directors and the workforce.
•The Board spent additional time exploring the results of employee surveys to develop a deeper, more granular understanding of what matters to colleagues.
•The Board and the Nomination Committee continued to focus on succession planning and pipeline at executive and senior management level.
•The Board will increase opportunities for engagement with top internal talent.
•The Board should continue to evolve its way of understanding and evaluating
Diageo's culture, especially given operating framework changes.
•The Board will continue to focus on embedding key cultural shifts in light of changes in the company's operating framework, especially to reinforce a culture of competitiveness.
•Processes relating to end-to-end talent management should be reviewed to ensure high quality pipeline of internal talent for key executive roles.

Strategy and risk
•The Board has strengthened its focus on delivery of business transformation programmes, including Accelerate.
•The Board has continued to review key strategic topics, engaging with the
Executive in a collaborative and constructive manner.
•There has been improved focus on enabling external perspectives to be shared in Board discussions, through regular reporting and analyses.
•Board discussions should be closely aligned to strategic priorities, with more focus on areas of most significance, aligned to the new strategy.
•Increased focus is required on mechanisms to support performance monitoring, tracking and reporting to the Board.
•Further opportunities will be scheduled for the Board to engage directly with certain categories of external stakeholders.

86	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information
Corporate governance report continued
Workforce Engagement statement
At Diageo, our people are central to how we perform and how we build the business for the future. We want colleagues to understand the direction of the business, feel able to share their views and see how their feedback is being heard and considered. As we continue to evolve the business, this matters even more. Colleagues need clear context on the choices we are making, the role they play and the ways they can contribute to our strategy.
Our approach to Workforce Engagement
We use a range of formal and informal channels to understand our colleagues’
experiences. Diageo’s Workforce Engagement programme is an important way for the Diageo plc Board to hear directly from colleagues on key topics, including culture, strategy and ways of working. It is also a valued opportunity for colleagues to have direct access to Board members.
In fiscal 26, Karen Blackett CBE, our designated Non-Executive Director for
Workforce Engagement continued to lead the programme. In this role, Karen provides a consistent connection point between colleagues and the Board. She helps shape the sessions, so they are valuable for both colleagues and Board members, and ensures themes raised are discussed at Board level.
Across the year, Karen, alongside other Non-Executive Directors, engaged 239 colleagues through 12 virtual, hybrid and in-person sessions. The colleagues who took part were below leadership level and represented all regions and functions. Diageo Chair, Sir John Manzoni, also visited several markets during the year, engaging a further 1,390 colleagues through informal townhall conversations.
Colleagues welcomed the opportunity to share their views with the Board, and
Board members valued the openness of conversations and the insights they provided into colleagues’ experience of Diageo’s culture and ways of working.
In fiscal 26, we further strengthened our approach to Workforce Engagement by introducing a post-session feedback loop with local leadership teams. Colleague feedback was shared anonymously, enabling local leadership to consider the themes raised alongside broader business priorities and market action planning.
Themes surfaced through Workforce Engagement
This year, colleagues’ feedback has been distilled into four broad themes, covering both strengths and areas of opportunity.
1.Diageo’s culture: When discussing culture, colleagues consistently refer to
Diageo’s ‘inclusive culture’ with a focus on inclusion and diversity commitments, specific people policies, and the relational aspects of working at Diageo. These areas continue to be a significant source of pride for colleagues, who often say they feel supported, listened to, and respected to truly be themselves at work.
2.Strategy and prioritisation: While colleagues are proud of Diageo’s brands and believe we have the right portfolio to support future success, through the first half of fiscal 26 they highlighted an urgent need for greater strategic clarity to address performance challenges. Since the appointment of Sir Dave Lewis as Chief Executive in January 2026, colleagues are experiencing greater clarity and have expressed optimism and belief in the future, in response to his open and transparent leadership approach.
3.Ways of working and collaboration: Collaboration at Diageo is consistently recognised as a strength. Colleagues said they feel supported by teams across regions and functions, however they also identified opportunities to improve speed and agility by clarifying decision rights and accountability.
This feedback is informing work on Diageo’s new operating framework, which is designed to make the business simpler, faster and more competitive, with clearer accountabilities.
4.Digital and technology: Colleagues are optimistic about the potential of new digital tools and AI to improve efficiency and create better ways of working. They also highlighted the need to continue improving existing systems and processes, reducing complexity and helping colleagues make informed decisions at pace. We are making progress on this through large-
scale digital initiatives like our recent move to SAP S/4HANA which is helping to address outdated technology and create a stronger foundation for simpler, more effective ways of working.
Insights from Workforce Engagement sessions, alongside broader listening tools such as Our Voice and other listening channels, help the Board and management teams understand colleague sentiment, monitor Diageo’s culture and identify opportunities to improve the employee experience as the business continues to evolve its operating framework for the future.
Purpose, values and culture
The Board is responsible for setting the company’s purpose, values and culture and for monitoring how these are embedded within our business, informed by employee listening activities, including workforce engagement sessions with the
Board and employee surveys. We are very conscious that we must operate with the highest standards of governance, doing business the right way, from grain to glass. This principle is embedded in our Code of Business Conduct and global policies, aligned with our 'Spirit of Progress' goals and reflected in our ways of working. We are pleased that we have a strong reputation for inclusion and diversity which reflects our values, attracts the best talent and enables our people to succeed.
There are a number of ways in which the Board monitors and assesses culture, including:
Site visits
Directors are encouraged to visit the group’s offices, production facilities and sites in different markets and regions to further their understanding of the business and increase interactions with employees and the wider workforce.
While during fiscal 26 Board meetings have generally been held in the company's headquarters in London, there have been other opportunities for
Directors to visit and engage with employees in other locations. As part of the
Board's workforce engagement programme, Non-Executive Directors regularly hold in-person and virtual meetings, townhalls, focus groups and question and answer sessions with employees in different locations over the course of the year.
Employee surveys
Each year, the Board receives the results of the company’s global annual survey, renamed this year 'Our Voice', which includes levels of employee engagement, employee perceptions of the company's purpose and of their people managers (including net promoter scores) and any themes raised. The survey results also give visibility of areas on which management must continue to focus.
Results of this year's Our Voice survey are described on page 36.
SpeakUp allegation reporting
Regular reports are provided by the business integrity team to the Audit
Committee with information and data on reported allegations of breaches of the
Code of Business Conduct and other group policies, including those received through our confidential and independent whistleblowing service SpeakUp.
These reports also include analyses of emerging trends, investigation status reports and closure rates, and summaries of actions taken. These reports enable
Directors to gain an understanding of common issues and action planning, as well as providing insights into how well established the company's purpose, values and culture are across its markets and functions.
For more details of the SpeakUp service, see page 93.
Workforce engagement programme
Insights drawn from the Board’s annual programme of workforce engagement are used by the Board to monitor and assess the culture of the company.
Recommendations are fed back to management regularly with workforce engagement being discussed at Board meeting sessions twice a year. The engagement programme, which is led by Karen Blackett CBE, has enabled all
Non-Executive Directors to participate by directly engaging with employees from a variety of regions, functions and levels in the business.

87	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information
How the Board monitors culture
Employee resource groups
We have a network of employee resource groups (ERGs) which
create connections and community within our employee and
workforce population, both in regions and globally. For example, the
Spirited Women Network and our Rainbow Network operate in
several markets internationally. The ERGs provide communities of support and enable management to better understand concerns of diverse groups within our workforce. Feedback from the ERGs is used to assist the Board in monitoring the culture.
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
Our voice surveys
Our annual global employee engagement survey, Our Voice, provides employees with an opportunity to provide feedback on their
experience of working at the company, including areas which are working well and those that could be improved. The survey, which takes the form of a questionnaire with the ability to provide commentary, is conducted and managed by a third-party provider in multiple languages. All responses are treated confidentially with the results being reported back to management, enabling them to create action plans per team. Key themes and feedback are also reported to the Board.
Workforce engagement
sessions
All Non-Executive Directors participate in the Board's workforce engagement programme, meeting and engaging directly with groups of employees. We aim to provide the Board with a greater
understanding of the views of colleagues on the company's strategy, performance, values, governance, culture, working environment or any other topic of importance to workers, and to inform the Board on related decision-making. For further information on the workforce engagement programme, see page 86.
Townhall and focus groups
Non-Executive Directors participate in both virtual and physical townhall sessions and smaller focus group sessions during the year, as part of the Board's workforce engagement programme. Attendees are invited from particular markets and functions, including contractors, temporary and remote workers, often in non-leadership roles. The scope of topics discussed is relatively broad, covering culture and aspects of working at the company.
Site visits
Directors regularly visit Diageo's offices and production sites as part of the Board's annual cycle of meetings, which ordinarily includes at least one multi-day meeting held at an overseas location hosted by the local or regional management team. In addition to the head office in London, Directors have opportunities to visit other Diageo locations, offices and sites during the course of the year for meetings and for familiarisation visits. As part of Diageo's induction programme, new Directors will be invited to visit a number of our production facilities including in Scotland, the US and Mexico.

88	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information
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
Directors’ confirmations
The Directors consider that the Annual Report and financial statements, taken as a whole, are fair, balanced and understandable and provide the information necessary for shareholders to assess the group’s and parent company’s position and performance, business model and strategy. Each of the Directors, whose names and functions are listed on pages 73-74 confirm that, to the best of their knowledge:
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
information.
The responsibility statement was approved by a duly appointed and authorised committee of the Board of Directors on 17 August 2026.

89	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

Audit Committee report
Providing
oversight of
financial
and reported
information
Dear Shareholder
I am pleased to present the Audit Committee’s report for
the year ended 30 June 2026, which describes how the
Committee has carried out its responsibilities over the
year.
It is the responsibility of the Audit Committee to monitor and review the integrity of financial information and external reporting, and to provide assurance to the Board that the company's internal controls and risk management processes, including its internal audit, controls, business integrity and compliance processes, are appropriate and regularly reviewed. The Audit Committee oversees the work of the external auditor, monitors its independence, approves its remuneration and recommends its appointment. The Committee is also responsible for reviewing the company's principal and emerging risks, including through periodic reviews and deep dives into areas of risk over the course of the year.
During fiscal 26, the Committee has continued to monitor the company’s internal audit, controls assurance, risk and business integrity processes with the heads of these functions issuing regular reports to the Committee. These reports enable the Committee to monitor progress against annual plans and targets, whistleblowing processes and breach allegation investigation rates, internal audit findings, and work on controls assessment. This year, the Committee has continued to review the company’s allegation investigation processes and its approach to its global compliance training programme. The Committee has also focused on regulatory change, including changes in sustainability and non-
financial reporting requirements and in corporate governance reform. It has considered the new reporting requirement under Provision 29 of the Code, which requires the Board to make a declaration on the effectiveness of the company’s material internal controls from next year. Further details on the work undertaken to date to prepare for this new reporting requirement are on page 92.
The Committee aims to continue to serve the interests of our shareholders and other stakeholders through its independent oversight and recognises that, through its ongoing engagement with the Board, senior management and the internal and external audit, controls and business integrity teams, it plays an important role in supporting a high-quality audit.
Julie Brown
Chair of the Audit Committee
Role of the committee
•Monitors the integrity of the company's
financial statements and other external
reporting statements relating to the
company's financial performance.
•Considers whether the Annual Report and
accounts, taken as a whole, is fair,
balanced and understandable, and provides
information necessary to assess the
company's position and performance.
•Reviews the company's risk management
and internal control framework, including
the effectiveness of internal audit.
Read more on pages 90-95.
Committee members
•Julie Brown (Committee Chair)
•Melissa Bethell
•Susan Kilsby
•John Rishton
•Ireena Vittal
As at the end of fiscal 26, the above
directors were members of the Committee.
Read more on page 90.
Principal areas of focus
•Review of financial and
non‑financial reporting.
•Supervising the group's internal audit, risk
and controls functions and processes,
including in respect of viability.
•Oversight of external auditors, and review
of audit quality.
•Review of the group's systems of financial
reporting and accounting issues.
•Oversight of the group's regulatory
compliance, including preparedness for
Provision 29 compliance, business
integrity and whistleblowing mechanisms.
Read more on page 90.

90	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

Composition of the Audit Committee
As part of the review of the Board's ways of working carried out in February
2025, the Nomination Committee reviewed Diageo's practice of having all its
Non-Executive Directors as members of all Board committees. It was concluded that, while this practice had positive benefits, on balance it was preferable to refresh membership of the Board committees by changing to a more conventional structure whereby each Board committee was comprised of a smaller group of Non-Executive Directors. As a result, with effect from fiscal
26, the composition of the Audit Committee changed to comprise Julie Brown
(Chair), Melissa Bethell, Susan Kilsby and Ireena Vittal. On his appointment to the Board on 1 November 2025, John Rishton also joined the Audit Committee.
The Chair of the Board, the Chief Executive, the Chief Financial Officer, the
General Counsel and Company Secretary, the Group Controller, the Head of
Controls, Assurance and Risk Excellence (CARE), the Chief Business Integrity
Officer, the General Counsel Corporate and Deputy Company Secretary, the
Group Reporting Director and the external auditor regularly attend meetings of the Committee. During fiscal 26, the Committee met seven times.
Details of attendance of all Board and Committee meetings by Directors are set out on page 72. The terms of reference of the Committee are available at https://
www.diageo.com/en/our-business/corporate-governance.
The Board has satisfied itself that the membership of the Audit Committee includes at least one Director with recent and relevant financial experience and has competence in accounting and/or auditing and in the sector which the company operates, and that all members are financially literate and have experience of corporate financial matters. For the purposes of the Code and the relevant rule under SOx, Section 407, the Board has determined that Julie
Brown is independent and may be regarded as an Audit Committee financial expert, having recent and relevant financial experience, and that all members of the Audit Committee are independent Non-Executive Directors with relevant financial competence and sector knowledge. See pages 73-74 for details of relevant experience of Directors.
Committee activities
Details of the main areas of focus of the Audit Committee during the year include those summarised below:

Areas of focus
Corporate reporting
•Half and full year external reporting updates
•Interim and preliminary results review and approval
•Annual Report and consolidated financial statements, Form 20-F review and approval
•Quarterly trading updates

Internal controls
•Internal audit updates
•Business Integrity updates including breach investigation and reporting update
•Internal training and compliance programme
•Controls testing update and Section 404 assessment
•Implications on controls environment of systems and process changes
•Inventory and stock in trade monitoring controls review and enhancements
•Preparations for compliance with Provision 29 of the Code

External audit and assurance
•Report on external audit at half and full year periods
•Insights and observations on reporting review
•Auditor independence and non-audit work reviews
•Auditor independence policy review
•Review of management representation letters
•Appointment of auditor and review of terms of engagement and fees
•Auditor performance and effectiveness review and assessment

Risk management
•Principal and emerging risk reviews and tracking
•Risk updates, including group risk footprint and risk appetite review and approvals
•Business ethics and integrity, human rights, supply chain disruption, geopolitical volatility and business interruption, business transformation, stock in trade, cyber security and IT resilience, climate change and sustainability, and international taxation risk reviews

Key areas of focus
During the year, the Audit Committee reviewed the quarterly trading updates, the interim results announcement, including the interim financial statements, the
Annual Report and associated preliminary results announcement and Form 20-
F, focusing on key areas of judgement and complexity, critical accounting policies, disclosures (including those relating to impairment, restructuring provisions, contingent liabilities, climate change and principal risks), viability and going concern assessments, provisioning and any changes required in these areas or policies. The Audit Committee has also focused on the effectiveness of the company's internal financial governance processes. Under the supervision of the Audit Committee, management has again sought to refine non-financial reporting in order to emphasise the most material goals and actions taken against our 'Spirit of Progress' action plan, while also complying with the recommendations of the Task Force on Climate-related Financial Disclosures.
The Committee also reviewed the approach to internal compliance training and management’s proposal to enhance the programme in fiscal 27 to strengthen risk awareness, accountability and compliance across the organisation. This year the Committee has received regular progress reports in relation to management's proposed approach towards and preparations for compliance with new Provision
29 of the Code, in respect of which the company will report from fiscal 27 onwards.

91	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

Significant issues and judgements
Significant issues and judgements that were considered in respect of the fiscal 26 financial statements are set out below. Our consideration of issues included discussion of the critical audit matters as outlined in the Report of Independent Registered Public Accounting Firm.

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
The Audit Committee assessed whether the reporting of those items as exceptional was in line with the group’s accounting policy and that sufficient disclosure was provided in the financial statements, and concluded that they were.

Whether the carrying value of brands, goodwill, tangible assets and investment in associates and joint ventures was supportable. Refer to notes 6, 9 and 10 of the Financial Statements.
The Audit Committee reviewed the methodology applied in conducting impairment reviews and the result of management's impairment assessments that were performed during the year. The Committee was provided with information on the carrying amounts and the key assumptions and valuation inputs used in management’s impairment assessments, including estimates of value in use and fair value less costs of disposal. These included forecast cash flows, discount rates and long-term growth rates, as well as relevant market-based valuation evidence, including quoted share prices, market capitalisations and valuation multiples for comparable companies. The Committee reviewed the key assumptions used in the impairment reviews and agreed they were appropriate. The Committee agreed with management’s judgements and conclusions, whereby Türkiye goodwill and brands, Don Papa and other various smaller brands have been impaired by
$1,274 million and reported as an exceptional operating charge.
The Committee also reviewed management’s impairment assessments of property, plant and equipment and other assets arising from restructuring activities. The Committee considered the carrying amounts of the relevant assets and the key judgements and assumptions applied in determining the impairment charges and agreed with management’s conclusions.

The group’s more significant tax exposures and the appropriateness of any related provisions and financial statement disclosures. Refer to note 7 and note 19 of the Financial Statements.
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

The impact of climate change on the group’s financial reporting and financial statements. Refer to pages 44-56 and note 1 and note 9 of the Financial Statements.
The Audit Committee agreed that the disclosures on pages 44-56 made in response to the recommendations of the Task Force on Climate-related Financial Disclosures are appropriate and that the assumptions used in the financial statements are consistent with these disclosures.

Challenge of significant judgments
In reaching the conclusions set out above, the Audit Committee reviewed and constructively challenged the accounting methodologies, judgements and disclosures proposed by management, including the rationale supporting key judgements and assumptions and the consideration of alternatives. Areas of focus included:
•Valuation methodologies used in impairment testing: The Committee challenged the approaches adopted by management to determine fair value, including the consideration of alternative approaches, techniques and models in accordance with accounting standards.
•Brand, fixed asset and inventory impairment testing: The Committee challenged management’s plans, marketing and distribution strategies for certain brands in the context of recent performance, inventory levels and forecasts, and considered the impact of these plans on associated distillation assets. The Committee also challenged the key assumptions underpinning management’s impairment models.
•Restructuring provisions: The Committee challenged management’s assumptions and estimates relating to severance provisions, including severance periods and other statutory obligations.
•Other areas of judgement: The Committee challenged the assumptions used in the valuation of pension liabilities and the basis for the disclosure of uncertain tax positions in Brazil.
Having considered the matters presented and management’s responses to its challenge, the Audit Committee concluded that the judgements adopted were reasonable and appropriately disclosed.
Viability statement
In accordance with the Code, the Board has considered the company’s longer-
term viability, based on a robust assessment of its principal and emerging risks.
This was done through the work of the Audit Committee which recommended the Viability statement to the Board. For further information about how the
Board has reviewed the long-term prospects of the group, see page 68.

92	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

Going concern
Management prepared 18-month cash flow forecasts which reflect severe but plausible downside scenarios taking into consideration the group's principal risks. In the base case scenario, management included assumptions to deliver low-single-digit organic net sales growth and mid-single-digit organic operating profit growth. In light of the ongoing geopolitical volatility, the base case outlook and severe but plausible downside scenarios incorporated considerations for heightened geopolitical tensions, business disruptions and changes in consumer preferences. Even under these scenarios, the group’s liquidity is still expected to remain strong. Mitigating actions, should they be required, are all within management’s control and could include reductions in discretionary spending such as acquisitions and capital expenditure, a lower level of marketing spend and investment in maturing stock, as well as a temporary suspension or reduction in dividend to shareholders in the next 12 months, or drawdowns on committed facilities. Having considered the outcome of these assessments, the Directors are comfortable that the group (and company) is a going concern for at least 12 months from the date of signing the group's consolidated financial statements.
Risk management
An ongoing process has been established for identifying, evaluating and managing risks faced by the group. This process, which complies with the requirements of the Code, has been in place for the full financial year and up to the date the consolidated financial statements were approved, in line with
Financial Reporting Council’s (FRC) guidance. The Board, through the activities of the Audit Committee described below, has completed a robust assessment of the principal and emerging risks facing the company, including those that would threaten its business model, future performance, solvency or liquidity.
Review process
The Audit Committee considered the nature and extent of the risks that the
Board is willing to accept in pursuing the company's strategic objectives and reviewed the existing risk appetite statement. In accordance with the annual review schedule, the Committee regularly reviews the company's principal risks, with each risk first assessed and updated by management before being considered by the Committee. Changes to principal risk descriptions and risk assessments are reviewed by the Audit Committee and recommended to the
Board for approval.
In addition to its regular review of principal risks, the Audit Committee undertakes in-depth reviews of selected risk areas throughout the year. The
Board also considers emerging and disruptive risks on an ongoing basis, including at its Annual Strategy Conference, which helps identify matters requiring more detailed consideration by the Board or the Audit Committee over the following 12 months.
Principal and emerging risks are set on pages 61-67.
Internal Controls
The Board is responsible for the company’s systems of internal control and risk management and through the activities of the Audit Committee, has reviewed the effectiveness of the company’s systems of internal control and risk management.
The company operates a global controls assurance programme for financial reporting controls in each market and function, which monitors compliance with, and effective operation of, the company’s controls framework. The Audit
Committee receives regular reports on the status of the controls assurance plan, actions taken to enhance controls design and effectiveness, employee awareness training, testing results and trends analysis derived from the company’s integrated risk management system.
Internal audit
The company’s internal audit team undertakes an annual audit and risk plan by delivering a series of internal assurance and audit assignments across a variety of markets, processes, business units and functions. On the conclusion of each assignment, the internal audit team issues a report on its findings which may also include an overall rating of the status of the market, process or function being audited, detailed reasons for the rating and actions to be taken within a specific timetable. The Audit Committee receives regular reports from the Head of CARE on the latest reports issued.
This year a number of internal audits have been undertaken including both market and functional audits as well as certain group end-to-end processes and procedures. The Audit Committee assesses the effectiveness of the company's internal audit processes by reviewing its annual audit plan at the start of the financial year, monitoring its ongoing quality throughout the year and assessing completion rates and feedback following completion of the annual audit plan.
Having carried out this assessment, the Audit Committee is of the view that the quality, experience and expertise of the internal audit team is appropriate for the business.
Provision 29
Preparation activities have taken place for an amended Provision 29 of the
Code, which applies to the company from financial year beginning 1st July
2026. The Code requires that, in addition to monitoring and reviewing the company’s risk management and internal controls framework, more detail is provided on how the Board has reviewed the effectiveness of the framework and a declaration by the Directors is made on effectiveness of the material controls. Situations where the material controls have not operated effectively, and corresponding remediation plans are required to be disclosed, where relevant. To prepare for these new requirements, the Committee reviewed the existing risk management and internal controls framework. With the support and input from management, the review involved the following steps and outcomes:
•review of the company’s principal risks in the context of the strategic objectives, in line with traditional reporting cycles;
•examination of the existing internal controls covering financial, operational, compliance and reporting processes. The Committee agreed that material controls are the most significant controls to manage the risks for the company to achieve its strategic objectives and to ensure the accuracy of financial and non-financial reporting;
•mapping of the assurance provided over the effectiveness of the material controls to manage the related risks, and review of whether additional assurance over the effectiveness is required;
•piloting the proposed approach to assurance and reporting to the Committee ahead of the introduction of the requirements, to establish if the assurance and reporting detail requires amendments; and
•including the declaration of the effectiveness of material controls that operated during the year to the Committee’s and the Board’s existing formal review for fiscal 27.
Management’s report on internal controls over financial
reporting
The Company has in place internal control and risk management systems in relation to the company’s financial and non-financial reporting process including the group’s process for the preparation of the consolidated financial statements.
Management, under the supervision of the Chief Executive and Chief Financial
Officer, is responsible for establishing and maintaining adequate internal control over the group’s financial reporting. The Filings Assurance Committee (FAC)
supports the Chief Executive and Chief Financial Officer in reviewing draft financial statements for publication at the half and full year. The FAC is also responsible for examining the company’s financial and non-financial information and disclosures, the effectiveness of internal controls relating to financial and non-financial reporting and disclosures, legal and compliance issues and determining whether the company’s disclosures are accurate and adequate.
The FAC comprises senior executives such as the Chief Financial Officer, the
General Counsel and Company Secretary, the Group Controller, the Group
Chief Accountant, the Head of Investor Relations and the Head of Risk and
Controls. The company’s external auditor is also involved in the FAC process.

93	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

Management has assessed the effectiveness of Diageo’s internal control over financial reporting (as defined in Exchange Act Rules 13a-13(f) and 15d-15(f)
under the United States Securities Exchange Act of 1934) based on the criteria established in ‘Internal Control – Integrated Framework’, issued by the
Committee of Sponsoring Organizations of the Treadway Commission (COSO)
in 2013. Based on this assessment, management concluded that, as at 30 June
2026, internal control over financial reporting was effective. During the period covered by this report, there were no changes in internal control over financial reporting that have materially affected or are reasonably likely to materially affect the effectiveness of internal control over financial reporting. The same independent registered public accounting firm which audits the group’s consolidated financial statements has audited the effectiveness of the group’s internal control over financial reporting, and has issued an unqualified report thereon, which is included in the integrated audit report which is included in the company’s Form 20-F to be filed with the SEC.
The Audit Committee reviewed the work of the FAC and a report on the conclusions of the FAC process was provided to the Audit Committee by the
Chief Financial Officer. Diageo has carried out an evaluation, under the supervision and with the participation of management, including the Chief
Executive and Chief Financial Officer, of the effectiveness of the design and operation of Diageo's disclosure controls and procedures (as defined in
Exchange Act Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this Annual Report. Based upon that evaluation, Diageo's Chief
Executive and Chief Financial Officer concluded that, as of 30 June 2026,
Diageo's disclosure controls and procedures were effective.
Fair, balanced and understandable
As part of its review of the company's Annual Report and associated disclosures, the Audit Committee considered whether the report, taken as a whole, is fair, balanced and understandable and provides the information necessary for shareholders to assess the company's position, performance, business model and strategy. The Committee advised the Board accordingly, in support of the Board's statement in line with the 2024 UK Corporate
Governance Code. In doing so, the Committee has noted the guidance issued by the FRC on this subject as well as best practice recommendations from external advisors. The Committee has considered factors such as whether the report includes clear and sufficiently detailed descriptions of the business model, strategy and principal risks, whether the report is consistent throughout, whether the narrative accurately reflects the financial statements, that information is presented fairly, without omission of material information and not in a manner which might mislead users.
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
Business Integrity programmes
Diageo is committed to doing business the right way, in accordance with applicable laws and regulations and our internal standards. A strong culture of business integrity underpins how we operate and supports the long-term success of the business. Employees are expected to act with integrity, uphold our values and comply with our Code of Business Conduct and supporting global policies.
The Chief Business Integrity Officer provides regular updates to the Audit
Committee on the effectiveness of the business integrity programme, including
Code training and certification rates, the implementation of policies and programmes, and SpeakUp activity, investigations and outcomes.
Our Code of Business Conduct sets out the standards we expect and provides a clear framework to support responsible decision-making and conduct across our operations. The Code is available in 18 languages and is supported by mandatory annual training for employees. In fiscal 26, over 22,300 employees completed Code training globally. The Code of Business Conduct is available at
https://www.diageo.com/en/our-business/corporate-governance/code-of-
business-conduct.
We expect the same high standards of integrity from those we work with. Third-
party risks are managed through our Know Your Business Partner (KYBP)
standard, which forms part of our wider third-party risk management framework. KYBP supports the identification, assessment and management of potential risks, such as bribery and corruption, sanctions, fraud, money laundering, tax evasion, data privacy and other legal, compliance and reputational risks.
Employees and stakeholders are encouraged to raise concerns about potential breaches of the Code of Business Conduct or policies. SpeakUp, our global confidential whistleblowing service, is independently administered and accessible through multiple channels. Where legally permitted, reports can be made anonymously. All concerns are reviewed and, where appropriate, investigated. Where allegations are substantiated, appropriate disciplinary and corrective actions are taken. On behalf of the Board, the Audit Committee receives regular reports on SpeakUp activity, including the volume and nature of allegations, substantiation rates and investigation closure timelines. During fiscal 26, the Audit Committee reviewed the findings of the company’s whistleblowing processes, in line with the expectations of the UK Corporate
Governance Code.
During fiscal 26, 787 allegations of potential breaches were reported. Of those reported allegations 200 were substantiated and 67 employees left the business as a result of breaches of our Code of Business Conduct.(1)
(1)For more details, see Non-Financial Reporting Boundaries and Methodologies,
available on our website.

94	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

Senior financial officers’ code of ethics and
dealing code
For the purposes of the requirements of SOx and related SEC rules, Diageo has adopted a code of ethics covering its Chief Executive, Chief Financial Officer, and other senior financial officers. During the year, no waivers were granted in respect of this code of ethics.
The full text of the code of ethics is available at https://www.diageo.com/en/
our-business/corporate-governance/compliance.
The company has also adopted a dealing code setting out requirements in relation to dealings in Diageo securities by Directors, Executive Committee members and certain other employees, which is designed to ensure compliance with applicable insider dealing and market abuse laws regulations, in particular the UK Market Abuse Regulation (UK MAR).
External auditor
During the year, the Audit Committee reviewed the external audit strategy and the findings of the external auditor from its review of the interim results and its audit of the consolidated financial statements. The Audit Committee reviews the appointment of the auditor, taking into account the auditor’s effectiveness and independence and all appropriate guidelines, and makes a recommendation to the Board accordingly. More detail on this year’s assessments undertaken by the
Committee and their results are on page 94-95.
Assessment of the external auditor independence and objectivity

Consideration	Assessment	Outcome
Non-audit services & independence
•The group has a policy on auditor independence
and on the use of the external auditor for non-audit
services and reviews it every year.
•Under the policy, only permissible services can be
provided by any member of the PwC global
network to the company, its subsidiaries or any
related entity.
•The policy sets out permissible services, being
those required to be provided by an external
auditor or which are services closely linked to
audit work and where the auditor's understanding
of the group is relevant.

•Any permissible service is evaluated, including an
assessment of any threats to independence and the
safeguards applied in accordance with the FRC
Ethical Standard, SEC auditor independence rules
and US Public Company Accounting Oversight
Board rules.
•Any permissible service, regardless of the size of
the engagement, should be approved by the Audit
Committee or its nominated delegate, the Chair of
the Audit Committee, based on a defined scope of
pre-approved services.
•Any permissible engagement above $125,000
automatically triggers a review of the auditor
independence and requires an additional approval
by the Audit Committee.

All audit and non-audit services provided in fiscal 26
went through the correct approval process. Audit and
non-audit services fees can be found on page 155 in
note 4(b) to the consolidated financial statements.

Auditor rotation
Every year, the Audit Committee reviews the
appointment of the auditor taking into account the
auditor’s effectiveness and independence and all
appropriate guidelines.
The Statutory Auditors and Third Country Auditors
Regulations 2016 require the company to undertake
an audit tender at least every 10 years and change the
external auditor every 20 years.
There are no contractual obligations that restrict the
company’s current choice of external auditor and the
recommendation as to appointment of the auditor was
free from any influence by a third party.

•PwC was first appointed in fiscal 16 and the last
tender was carried out during fiscal 24.
•Since the conclusion of the audit for the year ended
30 June 2023, Scott Berryman has been lead audit
partner with responsibility for signing the Diageo
plc audit opinion on behalf of PwC. Scott
continued in that role for the year ended 30 June
2026.

The Audit Committee considers the relationship with
the auditors to be working well and remains satisfied
with their effectiveness and the quality of their audit
work, the Audit Committee does not currently
anticipate that it will conduct an audit tender before it
is required to do so. Nevertheless, its
recommendation continues to be evaluated every
year.
The company has complied with the provisions of
The Statutory Audit Services for Large Companies
Market Investigation (Mandatory Use of Competitive
Tender Processes and Audit Committee
Responsibilities) Order 2014 for the year ended 30
June 2026.

95	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

Audit fees
Fees paid to the auditor for audit, audit-related and other services are analysed in note 4(b) to the consolidated financial statements. The nature and level of fees of all services provided by the external auditor are factors taken into account by the Audit Committee when it reviews annually the independence of the external auditor.
External auditor effectiveness and quality
The Audit Committee assesses the ongoing effectiveness and quality of the external auditor and audit process throughout the year. The Audit Committee first reviews the audit plan at the start of the audit cycle, which includes the auditor's view of the key risks to the company and its reporting. The Committee reviews these risks throughout the audit, and considers the results of the auditor's work in challenging and testing management’s significant assumptions and estimates relating to those risks. As the audit progresses, the Audit
Committee considers the effectiveness of the audit process through the reports presented by the auditor and, following completion of the audit process, the
Committee seeks detailed feedback from management, who also completed questionnaires on their experience with the audit. Both management and the auditor provided their assessments of auditor effectiveness and quality to the
Audit Committee for consideration at its meeting in December. The Committee confirms that its auditor assessment is undertaken based on the requirements of the Code and in compliance with the recommendations of the Minimum
Standard for Audit Committees, as well as the NYSE listing rule 303A.07. It also includes consideration of the findings of the FRC's Audit Quality Review team, which routinely monitors the quality of the audit work of certain UK audit firms through inspections of sample audits and related quality processes. This year, the Audit Committee’s review was informed by the 2025 Audit Quality
Inspection and Supervision report on PwC published in July 2025. The assessment also takes into consideration PwC's own annually published
Transparency Report which sets out how the firm upholds its professional responsibilities and seeks to ensure delivery of quality in its services. The results of the survey conducted in October 2025 indicated that overall satisfaction with
PwC's performance remained broadly consistent with the prior year, albeit that there was a slight decline in scores from those who interacted more frequently with the auditor. Management provided consistently strong feedback on PwC's quality control processes, independence, professional expertise, business knowledge and communication with management. Management also recognised the appropriate level of auditor challenge, particularly in relation to goodwill and brand impairments, restructuring provisions, uncertain tax positions and the valuation of pension liabilities. Feedback from management suggested that areas where continued focus was required included provision of insights into best practices and regulatory developments, knowledge transfer to new team members, better alignment of internal communications and planning within
PwC, timely review and feedback on audit matters, and consistency of approach to subsidiary statutory audit work. The relationship between the auditor and management continued to be open and strong. The external audit team communicated openly and clearly those areas which they considered significant and their views on such matters. Senior members of the PwC team had been very visible throughout the business and strengthened relationships with management. Overall, performance was considered to be effective. The Board will propose the reappointment of PwC at the AGM to be held in November
2026.
Cyber Security Risk Management
As technology, AI capabilities and digital interconnectivity evolve rapidly, maintaining robust cyber security and operational resilience capabilities is essential to safeguard our operations, brands and stakeholders. Cyber security is aligned to our group risk framework and is central to our principal risk area of
‘Technology and Cyber'’.
We continue to strengthen how we protect our systems, data and brands through governance, employee awareness and regular assessments. Our approach includes working to keep pace with global regulatory changes, such as the EU’s
Network and Information Security Directive 2 (NIS2), where we are enhancing our incident response, supplier oversight and risk reporting processes to meet evolving expectations. We have also enhanced employee awareness and preparedness against increasingly sophisticated phishing and voice-based social engineering attacks.
Cyber security remains key to safeguarding our most valuable assets and ensuring trust in our products, services and operations worldwide.
We align our cyber security practices with recognised industry standards to help us respond effectively to threats and incidents across our global operations. In today’s environment, we are seeing increased risks from phishing, ransomware, credential theft and AI-enabled impersonation and deepfake attacks targeting employees and business operations. A key area of focus is strengthening third-
party risk management. We continue to work closely with our vendors and suppliers to ensure they meet our security expectations, including safeguards for systems, data and recovery capabilities, helping to build greater resilience across our end-to-end supply chain.
Our cyber security framework operates consistently across all regions and functions, enabling us to assess risks, respond quickly to threats and implement appropriate countermeasures. We continue to enhance existing protocols for escalating material cyber incidents to senior management and the Board.
In line with evolving regulatory requirements, we are progressing a structured programme to align with NIS2, focusing on governance, cyber resilience and operational security across factories and business-critical operations.
We regularly engage independent cyber security experts to benchmark our capabilities and test the resilience of our systems. Alongside this, all employees and certain contractors are required to complete cyber training, with additional targeted education to address specific roles, risks and evolving threat scenarios.
We also conduct desktop cyber crisis response exercises to strengthen incident preparedness, decision-making and organisational recovery readiness.
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
In fiscal 26, we did not identify any cyber threats that materially affected, or are reasonably likely to materially affect, our strategy, operations or financial condition. However, we acknowledge that no system is immune, and undetected incidents remain a possibility.

F-22	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

Governance
Management’s report on internal control over financial reporting
Management, under the supervision of the Chief Executive and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over the group’s financial reporting.
Diageo’s internal control over financial reporting includes policies and procedures that: pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with IFRS® Accounting Standards (IFRSs)
adopted by the UK (UK-adopted International Accounting Standards) and IFRSs, as issued by the International Accounting
Standards Board (IASB), including interpretations issued by the IFRS Interpretations Committee; provide reasonable assurance that receipts and expenditures are made only in accordance with authorisation of management and the directors of the company; and
provide reasonable assurance regarding prevention or timely detection of any unauthorised acquisition, use or disposition of assets that could have a material effect on the consolidated financial statements.
Management has assessed the effectiveness of Diageo’s internal control over financial reporting (as defined in Rules 13(a)-13(f) and
15(d)-15(f) under the United States Securities Exchange Act of 1934) based on the framework in the document ‘Internal Control –
Integrated Framework’, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in 2013. Based
on this assessment, management concluded that, as at 30 June 2026, internal control over financial reporting was effective.
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
PricewaterhouseCoopers LLP, an independent registered public accounting firm, who also audit the group’s consolidated financial statements, has audited the effectiveness of the group’s internal control over financial reporting as of June 30, 2026, and has issued an unqualified report thereon, which is included on pages 135 to 137 of this document.
Changes in internal control over financial reporting
During the period covered by this report, there were no changes in internal control over financial reporting that have materially affected or are reasonably likely to materially affect the effectiveness of internal control over financial reporting.
Directors’ responsibilities in respect of the Annual Report and financial statements
The Directors are responsible for preparing the Annual Report, the information filed with the SEC on Form 20-F and the group and parent company financial statements in accordance with applicable law and regulations.

96	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

Nomination Committee report
Enabling
transformational
leadership
Dear Shareholder
I am pleased to present the report of the Nomination
Committee for the year ended 30 June 2026.
The Nomination Committee plays an important role in ensuring adequate succession planning for key executive and Board appointments, and the maintenance of high-quality pipelines for key roles.
We aim to ensure that the Board is comprised of independent, experienced and influential individuals from a broad range of backgrounds, with appropriate skills and capabilities to contribute to the continued success of the company in an increasingly volatile world.
During the year under review, we conducted a rigorous formal search process for a new Chief Executive. We were pleased to recommend to the Board the appointment of Sir Dave Lewis effective 1 January 2026. Sir Dave has extensive CEO and Board experience and significant expertise in leading global consumer businesses. We are confident he has the right blend of vision, skills and experience to transform the company and set it up for sustainable growth into the future. We thank Nik Jhangiani for the excellent leadership he provided as Interim Chief Executive, and the ongoing leadership he provides as CFO.
Additionally, we were pleased to welcome John Rishton to the Board as an
Independent Non-Executive Director on 1 November 2025. John has extensive experience of senior non-executive roles in complex, highly regulated, international businesses. We have also recently announced that R. Alexandra
Keith will join the Board as Independent Non-Executive Director, effective 5
November 2026. She brings expertise in global brand-building and category transformation from her 35-year career in consumer goods across many markets, including the US. We look forward to her contribution to the Board.
Over the year, we have continued to oversee the company's talent planning and succession for senior executives, with a number of changes announced during the year. In March 2026, it was announced that Sally Grimes was leaving the company and that John O’Keeffe would succeed her as President, Diageo North
America. In May 2026, we announced that Hina Nagarajan and Louise Prashad were stepping down as President Africa and Chief HR Officer respectively, with effect from the end of the fiscal year. In July 2026, Natalie Bickford joined
Diageo as Chief People Officer and in August 2026 Sujay Wasan joined as
President, Asia Pacific. We are grateful to Sally, Hina and Louise for their achievements and contributions to Diageo over the years and look forward to working with Natalie, Sujay and John in their new roles, along with the rest of the Executive Committee.
The recent changes at Board and Executive levels will enhance and accelerate the transformation of our business to deliver long-term, sustainable value for
Diageo's shareholders and other stakeholders.
Sir John Manzoni
Chair of the Nomination Committee
Board and Committee attendance
Directors’ attendance record at the last Annual General Meeting (AGM), scheduled Board meetings and Board Committee meetings, for fiscal 26 is set out in the table shown on page 72. Each Director is expected to attend all meetings of the Board and those Committees of which he or she is a member and the AGM, but if unable to do so may give his or her views to the Chair of the meeting in advance.
The 2025 AGM was held as a combined physical and electronic meeting via a live webcast with all directors attending physically.
For further details on the Board Committees see pages 89-129; Executive
Committee see pages 75-76.
Role of the committee
•Leads process for appointments to the
Board.
•Ensures adequate succession plans in
place for Board and senior management
positions.
•Oversees development of a diverse
pipeline for succession.
•Comprised of independent Non-
Executive Directors.
Read more on pages 97-98.
Committee members
•Sir John Manzoni (Committee Chair)
•Melissa Bethell
•Karen Blackett CBE
•Julie Brown
•Susan Kilsby
•Valérie Chapoulaud-Floquet
•John Rishton
•Ireena Vittal
Read more on page 97.
Principal areas of focus
•Appointment of a new Chief Executive
following an extensive and thorough
global search.
•Appointment of a new Non-Executive
Director.
•Succession planning and ensuring a
strong pipeline of talent for non-
executive and executive roles.
•Supervising Executive Committee
membership changes.
Read more on pages 97-98.

97	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

Role of the Nomination Committee
The Nomination Committee is responsible for keeping under review the composition of the Board and succession to it, reviewing succession planning for key Executive Committee roles and overall talent strategy for senior leadership positions, including in relation to encouraging diversity in leadership positions. It makes recommendations to the Board concerning appointments to the Board. More details on the role of the Nomination
Committee are set out in its terms of reference which are available at
https://www.diageo.com/en/our-business/corporate-governance.
Activities of the Nomination Committee
The principal activities of the Nomination Committee during the year were:
•the consideration of the talent pipeline for potential new Executive and Non-
Executive Directors and other appointments to the Board, including the appointment of Sir Dave Lewis as new Chief Executive Officer and of John
Rishton as new Non-Executive Director;
•the design and conduct of the annual review of Board, Committee and individual director effectiveness and performance, review of the findings of the review and recommended actions;
•consideration and approval of the report of the Committee in the company’s
Annual Report and consolidated financial statements;
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
Succession planning
The Committee reviews the effectiveness and adequacy of succession planning processes and the succession plans for both the Board and Executive
Committee. Succession plans are tailored for key roles, based on merit and objective criteria. Consideration is given to the length of tenure of each incumbent with the aim to anticipate potential changes to the Board or
Executive Committee prospectively and address vacancies proactively enabling smooth succession. The Board should comprise a majority of independent Non-
Executive Directors, free of conflicts of interest, and with sufficient time to discharge their duties as Board members. The Board has a long-standing belief that it benefits from having a broad and diverse range of views expressed amongst its members, which enhances decision-making for the benefit of the long-term interests of the company and its stakeholders. The composition and capabilities of the Board should be appropriate and reflective of Diageo’s global scale, business and operations, its strategy, portfolio, consumer base, culture and status as a listed company. Directors should have sufficient understanding of the company and its operations, the markets and industry in which it participates, to understand the key trends and developments which are relevant for Diageo.
Recruitment
The Committee follows a formal and comprehensive process for recruiting Non-
Executive Directors, which includes the development of a candidate profile and the engagement of a professional search agency specialising in the recruitment of high-calibre candidates. During the year, we engaged executive search company
Russell Reynolds Associates to assist with our recruitment and pipelining requirements. Russell Reynolds Associates has no other connection with the company except that Ireena Vittal, a Non-Executive Director, is a member of the advisory board of Russell Reynolds Associates. In the case of Executive
Director or Executive Committee appointments, an executive leadership assessment may be carried out by an external professional agency, the results of which are reported to the Committee. In determining its recommendations to the
Board, the Committee has regard to a broad range of factors including the candidate's background, skill set and experience, their ability to express independent judgement and participate across a broad range of topics, including on sustainability and societal matters, their ability to devote sufficient time to the company and whether their appointment would contribute towards the
Board’s diversity objectives which are set out in the Board Diversity Policy.
This policy, which applies to the Board and its Committees, reflects the Board's belief that it is critical that Board membership includes a diverse range of skills, professional and industry backgrounds, geographical experience and expertise, gender, tenure, ethnicity and diversity of thought.
Chief Executive appointment and induction
Following the announcement in July 2025 that Debra Crew had stepped down as Chief Executive, Nik Jhangiani assumed the role of Interim Chief Executive while the Committee carried out a comprehensive global search process for a permanent successor. In doing so, the Committee used clear criteria for identifying the right candidate which included key requirements and priorities, including in respect of background and experience, attributes and behaviour, within the context of the culture, strategy and leadership needed for the business. In accordance with its Executive Director succession planning processes, the Nomination Committee conducted a review of potential candidates, including both internal and external, against the assessment criteria.
The review included candidates who had different backgrounds and experience.
Following this review, the Nomination Committee made a recommendation to the Board that Sir Dave Lewis was the most suitable candidate as a proven CEO with extensive marketing and brand-building experience, and an outstanding track record leading global consumer businesses, growing world-class brands, and providing operational and financial rigour. Acting on the recommendation of the Nomination Committee, the Board approved his appointment and issued an announcement on 10 November 2025.
A timeline and highlights of Sir Dave's initial
period as Chief Executive are below:
January 2026

Functional team inductions at Diageo's head office in London.
Visits to offices and sites in North America and Latin America
& Caribbean, including New York, Miami and Bogota.
Visits to offices in Dubai and Istanbul.
Board induction and meetings in London.
February 2026
Visits to Diageo's operations in India, including Bangalore  and
Delhi.
Investor roadshows in London.
March 2026
Executive Committee strategy workshop in the UK.
Visits to Paris, France and Johannesburg, South Africa.
Investor roadshows in New York.
April 2026
Annual Strategy Conference, Board and Committee meetings in
London.
Visits to Asia, including China and Singapore.
Visit to Ireland, including opening the new Littleconnell brewery in Co. Kildare and visits to St James' Gate brewery in Dublin.
May 2026
Leading senior leadership event in Edinburgh and visits to
supply operations and sites in Scotland.
On joining Diageo on 1 January 2026, Sir Dave undertook a thorough and comprehensive induction programme designed to provide him with a detailed understanding of Diageo’s operations, strategy, performance and culture. This included:
•A review of a wide range of materials and data, including historical Board and Committee papers, performance data and analyses, externally reported and investor relations materials, historical internal employee survey results and action planning information, and internal strategy and brand documents.

98	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

Nomination Committee report continued
•One-to-one meetings with key individuals, including the Chair, Chief Financial
Officer, Non-Executive Directors and members of the Executive Committee, to gain a detailed understanding of the company’s strategic priorities, operational and financial performance, key opportunities and challenges.
•Multi-day deep dive sessions with senior leaders from across the business, covering areas such as people and culture, supply chain and operations, corporate relations and finance.
•A series of visits to key sites and operational locations, allowing Sir Dave to meet key stakeholders, experience the business across its diverse markets and engage directly with the group’s workforce, holding townhalls and Q&As.
Appointment and re-appointment at the AGM
Any new Directors are appointed by the Board and, in accordance with the company’s articles of association, they must be elected at the next Annual
General Meeting (AGM) to continue in office. All existing Directors retire and, if they wish to do so, stand for re-election every year.
The Committee has confirmed that the Non-Executive Directors standing for re-
appointment at this year’s AGM continue to perform effectively, both individually and collectively as a Board, and that each Non-Executive Director demonstrates commitment to their role and continues to provide constructive challenge, strategic guidance and offer specialist advice, as well as holding management to account.
As can be seen from the attendance records set out on page 72, Directors’
attendance levels have been consistently high throughout the year ended 30 June
2026. The Company’s policy is for all Directors to attend the AGM, either physically or by video conference as permitted by the company's articles of association. The 2026 AGM is scheduled to be held on 5 November 2026.
Further details, including biographies, are set out in the Notice of Meeting for this year's AGM.
External appointments
While the Board does not have a written policy with regards to the maximum number of other appointments that Directors should have, before recommending new appointments to the Board, the Nomination Committee considers other demands on candidates’ time. As a general principle, the Committee takes the view that Non-Executive Directors should have no more than four, and
Executive Directors no more than one, listed mandates in addition to their role as a Director of the company. However, each Director's situation is considered individually. Once appointed, any proposed additional external appointments are reviewed by the Nomination Committee to ensure that the additional demands on a Director’s time will not impact on the Director’s ability to perform his or her role as a Director of the company before the additional appointment is recommended for approval by the Board. Directors’ interests are reviewed and updated at each Board meeting. The Board has concluded that each Non-Executive Director has sufficient time to discharge their duties as a
Director of the company, taking into consideration their external appointments and commitments.
Board performance review
As part of the annual Board performance review, all members of the
Nomination Committee participated in an internal review of the Committee.
Feedback indicated that the Committee was effective and that Directors were satisfied with its performance, and that it had been efficient in managing key executive and non-executive role succession during the year. Feedback indicated broad satisfaction with the composition of the Board, comprising a range of diverse and complementary backgrounds including good consumer products experience, and improved processes to ensure an appropriate mix of skills, knowledge and expertise. Further details of the evaluation can be found on pages 85-86.
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
For example, in September 2025 it was announced that John Rishton would be appointed to the Board with effect from 1 November. His induction programme commenced with a series of meetings with other Board members and senior executives, as well as a tour of Diageo's headquarters in London. As part of his induction, he was provided with a broad range of materials and information, including summaries of his responsibilities and duties as Director, and received briefings from the company's corporate brokers and external legal advisors. In late October 2025, John visited a number of the company's distilleries, packaging facilities and other sites in Scotland. In early November 2025, he joined his first Board and committee meetings prior to attending the AGM, at which his appointment was approved by shareholders. Since then, he has visited the company's tequila operations in Mexico and will shortly be visiting sites in
China and India.
Directors are informed and trained on specific areas of risk by Executive
Committee members, other internal senior leaders and external guest speakers and specialists through presentations, roundtable discussions and other sessions during the year as part of Board meetings and dinners. For example, during fiscal 26 the Board held a training session on changing regulatory requirements in relation to cyber security which was facilitated by the Chief Information
Security Officer with assistance from internal legal and security specialists, as well as external legal advisors. In addition, Executive Committee members and other senior executives are invited, as appropriate, to Board and strategy meetings to give presentations on their areas of responsibility, especially during the multi-day Annual Strategy Conference. All Directors are also provided with regular briefings to ensure they are kept up to date on relevant legal and governance developments or changes, best practice developments and changing commercial and other risks.
Diversity
The Board has a long-standing view that it benefits from having an independent and diverse membership, enabling a broader evaluation of all matters under consideration and contributing to a culture of collaborative and constructive discussion. This is captured in the Board Diversity Policy, which applies to the
Board and its Committees, reflects the Board's belief that it is critical that Board membership includes a diverse range of skills, professional and industry backgrounds, geographical experience and expertise, gender, tenure, ethnicity and diversity of thought. The Board supports the recommendations of the FTSE
Women Leaders Review on gender diversity and the Parker Review on ethnic diversity. The Board's approach to inclusion and diversity includes objectively considering candidates for Board and Executive Committee roles from multiple perspectives, including on the basis of their skill set, experience, expertise, knowledge, gender, cultural and geographical backgrounds, ethnicity and age.
Therefore, the Policy sets out specific objectives with parity between male and female members of the Board being the ultimate goal in terms of gender diversity, with a commitment to have no less than 40% female representation on the Board, and having at least one Director reflecting ethnic diversity as defined in accordance with the Parker Review. The Committee is pleased to confirm that the diversity targets set out in the Board Diversity Policy and by the FCA in
the UK Listing Rules have been met. The Board Diversity Policy also sets out the Board’s support for management’s actions to increase the proportion of senior leadership roles held by women and by people from ethnic minority backgrounds and other under-represented groups. As at 30 June 2026, the percentage of women on the Executive Committee and their direct reports is
46%.
The Board's Diversity Policy is available at https://www.diageo.com/en/our-
business/corporate-governance/board-diversity

99	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

Board and Executive Committee reporting on gender identity or sex(1)

	Number of Board members	Percentage of the Board	Number of senior positions on the Board (CEO, CFO, SID and Chair)	Number in executive management	Percentage of executive management
Men	4	40.0%	3	9	69.2%
Women	6	60.0%	1	4	30.8%
Not specified/prefer not to say	—	—	—	—	—
Board and Executive Committee reporting on ethnic background(1)

	Number of Board members	Percentage of the Board	Number of senior positions on the Board (CEO, CFO, SID and Chair)	Number in executive management	Percentage of executive management
White British or other White (including minority-white groups)	6	60.0%	3	8	61.5%
Mixed/Multiple Ethnic Groups	—	—	—	1	7.7%
Asian/Asian British	3	30.0%	1	3	23.1%
Black/African/Caribbean/Black British	1	10.0%	—	—	—
Other ethnic group, including Arab	—	—	—	1	7.7%
Not specified/prefer not to say	—	—	—	—	—

Board composition(1)

ò	Chair
ò	Executive Director
ò	Non-Executive Director

Non-Executive Director tenure(1)

ò	0 – 3 years
ò	3 – 6 years
ò	6 – 9 years

Board gender diversity(1)

ò	Male
ò	Female

Board ethnic diversity(1)

ò	Directors of colour
ò	White European

Board nationality(1)

ò	British	ò	French
ò	American/British	ò	Indian
Board diversity data
•Directors are defined as all Non-Executive and Executive Directors appointed to the Board. Board diversity related data are collated directly from each director annually using a questionnaire and are given on a self-identifying basis.
•Directors of colour are defined in accordance with the Parker
Review definitions as those 'who identify as or have evident heritage from
African, Asian, Middle Eastern, Central and South American regions'.(1)
(1)Graphs and data above are as at 30 June 2026.

Executive committee nationality(1)

ò	British	ò	Spanish
ò	American/British	ò	Colombian
ò	Indian	ò	South African
ò	Irish	ò	Australian/American

100	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

Directors' remuneration report
Annual statement
by the Chair of the
Remuneration
Committee
Susan Kilsby
Senior Independent Director and Chair of the Remuneration
Committee
“A new, simpler Directors' Remuneration Policy designed
to strengthen our performance culture and support
Diageo's transformation.”
Dear Shareholder
I am pleased to present the Directors' Remuneration Report for the year ended
30 June 2026, which contains:
•Our revised Directors’ Remuneration Policy, which shareholders are being asked to approve at the Annual General Meeting (AGM) on 5 November
2026; and
•The annual report on remuneration, describing how the Directors'
Remuneration Policy has been put into practice in 2026 and will, subject to approval, be implemented in 2027.

Introduction
During fiscal 26 the alcoholic beverage sector has remained challenging with continued pressure on consumer wallets amid an uncertain macroeconomic backdrop. While we face headwinds including a softer trading environment in the
US, we have seen growth in our other regions and we have confidence in the attractiveness of the sector longer term. Across the year, we built the foundations to deliver improved performance and stronger shareholder returns. We have a newly defined purpose, a more agile and cost effective operating model and clear strategy defining where we play and how we win.
The Board has been focused on building a leadership team capable of transforming
Diageo, and the Remuneration Committee has been mindful of its responsibility to develop a reward framework that supports our strategy, strengthens our performance culture and allows us to compete for the best global talent.
The following pages set out the decisions taken by the Committee during the year under review and provide details of the process undertaken, and proposals formed, in respect of the review of the Directors' Remuneration Policy.
Role of the committee
•Responsible for the design and
implementation of the Directors’
Remuneration Policy (the Policy),
ensuring our approach to remuneration
attracts and retains talented executives,
and incentivises the delivery of our
strategy.
•Sets remuneration for Executive
Directors, the Chair of the Board and the
Executive Committee in line with the
principles of the UK Corporate
Governance Code.
Read more on page 110.
Committee members
As at the end of fiscal 26 the following
directors were members of the Remuneration
Committee:
•Susan Kilsby (Committee Chair)
•Melissa Bethell
•Karen Blackett CBE
•Valérie Chapoulaud-Floquet
Read more on page 110.
Principal areas of focus
•Ensures the Policy supports delivery of
our strategy, and considers the views of
our shareholders, employees, and other
stakeholders.
•Sets the level of fixed, short- and long-term
pay opportunity for Executive Directors.
•Reviews the design and operation of the
Annual Incentive Plan and Diageo
Long-Term Incentive Plan.
•Reviews wider workforce remuneration,
considering the alignment between
executive pay and our employees.
Read more on pages 112-117.

101	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

Appointment of Sir Dave Lewis as Chief Executive Officer
Fiscal 26 saw the appointment of a new Chief Executive Officer to lead the transformation of our business.
Debra Crew stepped down as Chief Executive and an Executive Director early in the financial year and details of her leaving arrangements were set out in last year’s annual report.
While the Board conducted its search for a permanent successor, Nik Jhangiani served as Interim Chief Executive Officer between 16 July 2025 and 1 January
2026 after which he returned to his role as Chief Financial Officer. During this period Nik received a salary supplement allowance, with details set out on page
118.
Following a rigorous global search process involving internal and external candidates, Sir Dave Lewis was appointed as our new Chief Executive Officer on 1 January 2026. He has a truly outstanding track record leading global consumer businesses, growing world-class brands, and providing operational and financial rigour. As disclosed at the time of appointment, Sir Dave’s remuneration package on joining comprised a base salary of £1,500,000, with maximum annual bonus and long-term incentive opportunity set in line with the current Policy at 200% and 500% of salary respectively (consistent with the previous incumbent). Sir Dave’s salary was set slightly above his predecessor's reflecting his extensive executive experience. No one-off awards or buy-out arrangements were made to Sir Dave in relation to this appointment.
A simplified Remuneration Policy focused on performance
With our Directors’ Remuneration Policy (the ‘Policy’) due for renewal at the
November 2026 AGM, the Committee undertook a detailed review and assessment of our current Policy in the context of our new strategy set out earlier in this annual report on pages 10-11.
It is crucial that we have the right remuneration framework and the right tools to enable the successful delivery of this reshaped strategy to drive long-term value creation for shareholders.
Our current policy establishes the framework for incentive design and reward opportunity across the organisation. It is important that we are able to compete for, and retain, the global leadership we need to succeed and drive a high-
performance culture.
In fiscal 26 more than 92% of net sales were generated outside of Great Britain, with the US representing both our largest market and our greatest opportunity for performance improvement. Our global footprint has informed the benchmarking peer group used in our review, which we have set out in detail in this report. Since 2014 we have not changed our overall incentive design or increased the opportunity level. As a result, we are no longer competitive in our key markets.
In the last few months I engaged with our largest shareholders who represent around 45% of our share capital. I would like to thank them for the level of engagement we received, and the well-considered feedback that was shared on our proposals. While views differed on some aspects, there was broad support for our proposals and the Committee carefully considered all feedback before finalising the Policy now presented for shareholder approval.
As set out in the following pages, the Committee concluded from its review that the existing Policy no longer fully reflected the business we are today or the transformation we need to deliver. Further detail on the Committee's review process, the principles that guided our decisions, and the main themes we heard from investors and how it helped shape our 2026 Policy can be found on pages
102 to 106.
2026 Directors' Remuneration Policy review

Our proposed Policy was reviewed and designed in line with four core principles

Compete for global talent: Delivering a successful
transformation requires exceptional leadership. Our
remuneration framework must enable us to attract, retain and motivate the talent needed to deliver.

Strengthen our performance culture: Reward is clearly linked to performance, supportive of our new behaviours (One Team, Competitive and Decisive) and with greater emphasis on variable pay.
Simplify and focus: Reduce the complexity and duplication in our incentives to improve clarity for management, and transparency for shareholders.
Reinforce shareholder alignment: Ensure our performance measures support our new strategic focus and reinforce alignment between executive reward and long-term shareholder experience.

Timeline and approach to the Committee's review of the Directors' Remuneration Policy
November 2025
Assessed current Policy and potential areas for change.
January 2026
Discussed key challenges with the current Policy, narrowed down areas of focus, and agreed core principles.
March 2026

Reviewed global competitiveness and assessed the impact of
potential changes on our wider workforce framework.
Discussed Policy options including incentive plan design,
performance measures and delivering to the core principles.

April and May 2026
Further consideration of proposals and preparation for consultation with investors.
June 2026
Engagement meetings with the Chair of the Committee and shareholders (15 meetings) and three proxy advisors on our proposals.
July 2026
Feedback considered, adjustments to original proposals made, and proposed Policy agreed for approval of shareholders.

102	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

Directors' remuneration report continued
Attracting and retaining global talent
Our global footprint in fiscal 26
Net sales: 26%
Employees: 37%
Net sales: 37%
Employees: 11%
Net sales: 8%
Employees: 7%
Net sales: 11%
Employees: 16%
(i)See page 22 for further detail on fiscal 26 net
sales and average number of employees.
Ensuring globally competitive pay
Diageo is a global business, with products sold in more than 180 countries and a workforce spanning over 60 countries. Around 80% of our employees are based outside the UK and 20% of our Executive Committee and senior leadership team are based in the US. North America represented 37% of Diageo's net sales in fiscal 26 and an even greater proportion of operating profit. A successful turnaround in this market depends on our ability to attract and retain exceptional leadership talent.
Talent Flow Assessment Findings
The assessment reviewed all management and leadership joiners and leavers across the globe from 2023 to 2025. We noted:
•60% of joiners come from consumer companies, the majority of which sit within the proposed peer group.
•Over 30% of voluntary leavers depart to consumer peer companies.
•Our talent is international and mobile, for example, 2/3rds of the
Executive Committee have non-UK nationality.
•Multiple cases exist where we had been unsuccessful at the offer stage for senior leadership roles, specifically relating to pay expectations from candidates.
During fiscal 26, we appointed new leadership across our key markets and global functions. As we continue to execute our transformation we expect to make further senior appointments. It is therefore essential that our remuneration framework allows us to attract, retain and motivate the calibre of leaders needed across our global business, particularly in the
US where pay structures and levels are notably different.
Many UK-listed companies with global footprints have already responded by making Policy changes to enhance competitiveness and strengthen the link to performance within reward structures. We believe similar changes are necessary to ensure our Policy remains effective.
The limits within our current Policy have, in some cases, reduced our ability to secure preferred candidates, required bespoke remuneration arrangements, or resulted in a greater reliance on fixed pay to offset less competitive performance-based incentives. Over time, this has also increased internal pay compression within our senior leadership population.
Case Study: Unsuccessful Global Leadership Appointment
Our candidate was a global leader from a consumer peer where they already had total pay arrangements equivalent to the value we offer at the next level of leadership. We would have had to introduce a bespoke LTIP opportunity or provide long-term bridging payments, and appoint on a base salary at over 50% higher than peers. This would have delivered a pay mix weighted to fixed pay, created pay compression issues with the next level up, and misalignment with the individual's direct peers. The offer process did not progress.
This is a situation we encounter not only in the US, but also across key leadership and specialist roles globally, as we compete for top talent in highly constrained talent markets.
Net sales: 17%
Employees:
29%
Against this backdrop, the Committee undertook a detailed review of our existing global consumer peer group to determine if it remained appropriate for benchmarking leadership remuneration. This assessment considered the scale and complexity of these peers taking into account market capitalisation, revenue, sector and reward structures. We also reflected on organisations from which we have recruited senior leaders and those to which senior leaders have departed over the past three years.
As a result, the Committee agreed to make certain adjustments to the original consumer peer group reflecting the latest insight on our global talent pool, and we will now primarily reference this revised group. The FTSE 30 (excluding financial services) will continue as a secondary comparator. The Committee will keep the composition of this group under regular review, although it expects the group to remain broadly stable over the life of the Policy. Details of the revised peer group are set out on the following page.
Benchmarking data is an important input to the Committee's deliberations but does not determine pay outcomes, which continue to reflect individual performance, experience and the needs of the business.

103	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

Our global remuneration benchmarking peer group
Market Capitalisation(1)
Revenue(1)
Our remuneration
benchmarking global
consumer peer group
reflects the companies with
which we compete for
talent.
The group provides a
representative spirits, beer,
and large market
capitalisation consumer
sample. It is balanced
across size, complexity,
with Diageo positioned at
or near the median against
most of the criteria
reviewed.
Employees(1)
Global Footprint(1) (2)
(1)Shown in descending order for each metric.
(2)Number of countries/territories with product
sales.
Diageo
Median (excluding Diageo)
Peer Group Composition
AB InBev, Brown-Forman, Campari Group, Carlsberg, Colgate-Palmolive. Constellation Brands, Danone, Haleon, Heineken, Kraft Heinz, L'Oréal,
Mondelēz International, Nestlé, PepsiCo, Pernod Ricard, Procter & Gamble, Reckitt, The Coca-Cola Company and Unilever.
Creating a more competitive remuneration package
In determining the Policy, we considered how the remuneration framework balanced fixed and variable reward and we will now place a greater emphasis on variable pay and incentives. The Committee believes the role of incentives is two-fold: to attract and retain exceptional leaders and to drive those leaders to deliver sustained high performance.
Diageo has consistently aligned pay with performance, with incentive outcomes reflecting business results. Recent performance challenges have reinforced the credibility of our remuneration framework, however, have also reduced the competitiveness of our overall reward proposition in a competitive talent market.
The Committee reviewed the Annual Incentive Plan (AIP) and concluded that to best support the transformation any increase in remuneration opportunity should be focused on long-term, performance-based incentives. Accordingly, no changes are proposed to opportunity under the AIP, which will remain at 100%
of salary at target and 200% of salary at maximum for Executive Directors.
The Committee considered alternative long-term structures, and we decided that to best support our new strategy we will retain the current hybrid long-term incentive plan which comprises a Performance Share Plan (PSP) and a Senior
Executive Share Option Plan (SESOP). This hybrid approach aligns with prevailing market practice among the global consumer companies with which we compete for talent, particularly in the US, our largest market.
To allow us to attract and retain talent we propose to increase the maximum
DLTIP (Diageo Long-Term Incentive Plan) opportunity. The increase will be delivered entirely through the PSP, with no change to the opportunity level under the SESOP as set out in the table below. At the same time, the target payout under the PSP will reduce from 60% to 50% of maximum, increasing the emphasis on delivering outperformance before higher levels of reward are earned.
Proposed DLTIP maximum award levels (as a % of base salary)
CEO: 650% maximum award (previously 500%)
•525% performance shares (from 375%)
•125% options (no change from current)
CFO: 550% maximum award (previously 480%)
•430% performance shares (from 360%)
•120% options (no change from current)
The chart below highlights the increase in pay opportunity under the PSP at target and at maximum with the increase being realised through delivering above target performance. The next chart shows the change in pay mix as it shifts towards a long-term incentive opportunity.
CEO: change in PSP opportunity (% salary)
Target: 262.5%
Maximum: 525%
+40%1
+17%1
1 Increase on
current PSP
structure
Target: 225%
Maximum: 375%
CEO: shifting pay mix to the longer term
Maximum Total Direct Compensation (% of overall opportunity)
21%
11
%
68%
13
%
62%
25%

104	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

Directors' remuneration report continued
Total Direct Compensation (TDC): CEO current and proposed market position at target and maximum opportunity
The proposed Policy change to the maximum DLTIP opportunity positions Sir Dave Lewis just above the market median for target TDC when assessed against this global consumer group, and ahead of the median when assessed on a maximum opportunity basis. The Committee also considered the FTSE 30 (excluding financial services) as a secondary reference point when developing the proposed changes and noted the material movements in variable pay in recent years. Our revised Policy results in a greater proportion of pay delivered over the longer term, with higher levels of reward earned for outperformance and a reduced payout percentage at target performance through a new vesting schedule introduced under the PSP.
CEO Target TDC

25
20
15
10
5
0
Target TDC (£m)
Europe
US
US
US
US
US
US
Proposed
Europe
UK
US
Europe
UK
Current
US
UK
Europe
Europe
Europe
Europe
Europe

Median TDC = £8.1m

¢	Base	¢	Bonus	¢	LTI P
Strengthening our performance culture
Incentives must clearly link to strategic delivery, drive accountability and be well understood. During the review, the Committee recognised that, while the existing framework had operated as intended, it had become overly complex, with multiple overlapping performance measures across the AIP and DLTIP plans.
To provide greater clarity for management and improve transparency for shareholders, the Committee concluded two key changes were appropriate:
reduce the number of metrics across our incentive plans and remove the performance conditions under the SESOP which operated as a 'double hurdle'
because an option plan is inherently performance-linked by design with value only delivered through share price appreciation.
Determining the right metrics to support the transformation
The Board will continue to oversee performance across all aspects of the business, however, the Committee believes that a smaller number of carefully selected measures will better align incentives with our strategy and provide executives with clearer direction and focus. We are therefore introducing a more streamlined set of performance measures from fiscal 27.
Under the AIP management will be rewarded for delivering Net Sales growth (NSV), Operating Profit (OP) growth and Individual Business
Objectives. Within the DLTIP, the measures will include Earnings per
Share (eps) growth, Cumulative Free Cash Flow (FCF) and Adjusted
Return on Invested Capital (ROIC) - more details overleaf.
CEO Maximum TDC

35
30
25
20
15
10
5
0
Maximum TDC (£m)
US
US
US
US
US
UK
Proposed
UK
Europe
Current
Europe
Europe
UK
US
US
Europe
Europe
Europe
Europe

Median TDC = £11.9m
(i)Benchmark data provided by the Committee's independent advisor, WTW. Note, maximum TDC is not disclosed for all companies in the global peer group.
As a result, a number of existing performance measures including relative TSR and our Spirit of Progress measures will no longer be included as separately weighted elements within the long-term incentive plan but will remain embedded within our reward framework as set out below:
1.Driving shareholder alignment through financial metrics
The Committee believes that management can drive better results for shareholders when incentives related to financial performance are within management control. Therefore, we are removing relative TSR as a performance measure. This change also addresses the ongoing challenge of constructing a robust and appropriate TSR peer group for the assessment of business performance within the DLTIP. Our current TSR peer group comprises a broad set of consumer companies. Spirits businesses are most closely aligned with our core operations, however, two of the four spirits peers are materially smaller and have narrow category and geography exposure. The larger non-alcoholic beverage peers face different industry dynamics. The Committee therefore concluded that neither approach - a broad consumer group or a more refined alcoholic beverage group -
provides an optimal comparison basis when assessing business performance. However, we are confident that executives are well aligned with shareholders given they receive market aligned share options under the
SESOP. As set out earlier, we will retain a consumer peer group for benchmarking individual remuneration reflecting the talent markets in which we compete.

105	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

2.Our commitment to ESG is embedded in day-to-day operations
Diageo was market-leading in 2020 when including Environmental, Social, and Governance (ESG) measures in our long-term incentive arrangements to align with the launch of our ‘Spirit of Progress’ plan. Since then, Spirit of Progress priorities and targets have become firmly embedded in how we operate and make decisions as a business.
Our commitment to Spirit of Progress is unchanged. The Board will continue to set targets, closely monitor performance, and report against all areas of ESG in our Annual Report and other ESG disclosures. The
Committee will continue to take this ESG performance into account as part of its holistic assessment of overall business performance before determining vesting outcomes. Additionally, appropriate Spirit of Progress measures continue to be included within the Individual Business Objectives for relevant leaders as part of their AIP.
A rebalanced AIP for fiscal 27
To streamline our AIP structure we will increase the weighting of NSV growth
AIP and DLTIP: % of maximum opportunity realised
and OP growth and remove Adjusted Operating Cash Flow in order that it is no longer assessed both annually and in the longer term.

Current		New for fiscal 27
Net sales growth	26.7%	Net sales growth	40%
Operating profit growth	26.7%	Operating profit growth	40%
Adjusted operating cash flow	26.7%	Individual business objectives	20%
Individual business objectives	20%
The proposed change in our Policy from fiscal 27 to allow for the AIP payment to be made in cash subject to meeting the minimum shareholding requirement may not be immediately applicable to our new Executives; however, the
Committee took on board shareholder feedback concerning the reduced ability to apply malus and clawback when an all-cash award is paid. As a result the
Committee has revised the Malus and Clawback Policy as set out on page 111, and, amongst other changes to align Diageo to the latest corporate governance practice, we have extended clawback from one to three years in respect of a cash payment under the AIP.
DLTIP: Performance Share Plan targets for fiscal 27-29
A targeted DLTIP to be granted in fiscal 27
Our priority for the new Policy is to drive performance and strengthen alignment with the shareholder. After detailed assessment we have agreed that from fiscal 27 we will reduce the number of performance measures from eight to three.
Under the PSP we will introduce Earnings per Share (eps) growth which captures value creation per share, and to support delivery of optimised returns we will retain Return on Invested Capital (ROIC) introduced last year. When we
(1)Definitions for the PSP performance measures above are set out on page 129.
combine with Free Cash Flow, collectively these will measure whether Diageo is growing, whether we are doing so efficiently, and whether we are cash generative and rewarding in a way which is aligned with the shareholder experience.
As previously set out above, we propose to remove the performance conditions attached to the SESOP.

Current		New for fiscal 27
Performance Share Plan
Net sales growth	28.3%	Earnings per share growth	40%
PBET growth	28.3%	Cumulative free cash flow	40%
Adjusted ROIC	28.3%	Adjusted ROIC	20%
Carbon reduction	5%
Water replenishment	5%
Positive drinking	5%
Senior Executive Share Option Plan
Cumulative free cash flow	50%	Intrinsic share price growth performance condition present within share options.
Total shareholder return	50%
Designing metrics and setting targets
When designing the incentive plans, the Committee establishes both the performance measures and the definitions that will apply for each award. These definitions are intended to ensure that incentive outcomes appropriately reflect underlying business performance and are calculated consistently. Measure definitions have been detailed under the table setting out the DLTIP award grant performance conditions in the 'Looking ahead to 2027' section of the report (see page 129).
At the end of the performance period, the Committee reviews the formulaic outcome to determine whether it fairly reflects overall business performance and the shareholder experience. In accordance with the Policy, the Committee may exercise discretion where appropriate, including in relation to significant strategic investments or material one-off events that were not anticipated when the performance targets were set. Any exercise of discretion will be clearly disclosed and explained in the relevant Remuneration Report.
To set appropriately stretching targets the Committee considers the strategic plan agreed by the Board, historical performance and external factors such as the alcoholic beverage sector context, the wider consumer environment and the investor consensus for Diageo and relevant peers.
The table below shows AIP payout and DLTIP vesting levels over the last five years, demonstrating how our robust approach to setting stretching targets has operated.

	2022	2023	2024	2025	2026
AIP[1]	80.0%	26.0%	12.8%	32.0%	15.2%
PSP[2]	59.3%	98.7%	56.5%	12.5%	12.7%
SESOP[2]	61.5%	77.5%	0%	0%	0%

(1)80% = maximum (financial measures excluding IBOs are worth 80% of the AIP). (2)PSP and SESOP shown in the year of vesting (i.e. performance at the end of the three-year performance period).
Setting targets to underpin a high performance culture
The Committee undertook extensive analysis and deliberation across multiple
Committee meetings when considering the appropriate targets to set for the first three years of our new strategy. The financial targets for the period fiscal 27-29 set out below align to the external commitments we made in our recent Capital
Markets Day.

	Earnings per share growth (CAGR)[1]	Cumulative free cash flow ($m)[1]	Improvement in adjusted return on invested capital[1]
Weighting (% total)	40%	40%	20%
Maximum (100% vesting)	12%	$10,000m	230 bps
Target (50% vesting)	8%	$9,000m	130 bps
Threshold (20% vesting)	4%	$8,000m	30 bps
As we set these targets, we took in to account the following:
•EPS: the target for this pre-exceptionals growth measure represents a significant step up in performance compared to the decline seen over the three year period covering fiscal years 24 to 26. Achieving target level of performance is stretching and would position Diageo above the median of our consumer group peers, while delivery at maximum would place performance in the upper quartile.
•Cumulative FCF: the F27-F29 target at $9 billion is consistent with
F26–F28 despite the loss of c.$0.9 billion of forecasted FCF as a result of the prospective disposal of East African Breweries PLC. It therefore represents a significantly higher underlying level of ambition on a comparable basis.
•ROIC improvement: increased to reflect our higher ambition, with the target level set at approximately 130 bps of improvement, compared with 80 bps for the F26–F28 period, reinforcing the focus on stronger capital efficiency and value creation.
We are confident these targets provide significant levels of stretch for our leadership and if delivered will represent performance at the upper end of expectations for our business. They seek to incentivise sustainable performance and the metrics ensure that exceptional items including restructuring costs and asset impairment impacts are excluded from the outcomes. The Committee will, as is normal practice, review all results versus the targets at the end of the performance period prior to vesting and evaluate holistic performance including the assumptions made when the targets were set.

106	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

Directors' remuneration report continued
A simplified Policy to strengthen Diageo's performance culture and support our transformation
We consulted with shareholders on our Policy proposals and significant implementation changes to our short- and long-term incentive performance measures. The table below sets out what we sought to discuss with shareholders, what we heard, and our final proposals to be put for shareholder approval under the new Policy.

Policy element	What we consulted on	What we heard in consultation	Our proposed Policy changes
Base salary	•Benchmark salaries and overall remuneration against a global consumer group as a primary reference point.	•Recognition that global organisations like ours compete in tight global talent pools and that peer groups need to reflect this.	•Committee will use a global consumer peer group as the primary reference point while also reviewing FTSE 30 (excluding financial services) practice.
Pension	•No change.	•n/a	•None, allowance remains at 14% of base salary.
Annual Incentive Plan (AIP)	•No change to maximum opportunity. •Remove the mandatory deferral of one- third of AIP into shares once met shareholding requirement.	•No significant concerns but strengthen clawback enforceability if AIP was an all- cash award.	•Remove the requirement to defer one- third of any AIP award to shares when the shareholding requirement is met. •Malus and clawback strengthened to include a three-year clawback period for AIP.
Diageo Long-Term Incentive Plan (DLTIP)
•Retaining our hybrid LTIP structure:
comprising Performance Share Plan (PSP)
and Senior Executive Share Option Plan
(SESOP).
•Increase the maximum opportunity from
500% to 650% of salary to improve
competitiveness, address internal pay
compression, and incentivise
outperformance.
•Under the PSP: for simplicity align all
participants to a common vesting schedule
with threshold performance increasing
from 20% to 25% of maximum. However,
to ensure any quantum increase drives
performance reduce the payout at target
from 60% to 50%.
•Under the SESOP: remove performance
conditions because an option plan is
inherently a performance-based vehicle.

•Increase in DLTIP opportunity is matched
by more stretching targets to strengthen
pay and performance link.
•Supported the reduction of the target
payout from 60% to 50% under the PSP
to incentivise outperformance but prefer
to maintain the 20% threshold vesting
level.
•Extensive discussion on metric choice but
supportive of simplification.
•Discussed SESOP as a performance
vehicle versus tools such as restricted
shares.

•Maximum DLTIP opportunity will
increase to 650% for the CEO from
500%. 125% in SESOP will be
unchanged and PSP will increase from
375% to 525%.
•Maximum DLTIP opportunity for the
CFO from 480% to 550%. 120% in
SESOP will be unchanged and PSP will
increase from 360% to 430%.
•Under the PSP, threshold vesting will
remain at 20% of maximum and target
vesting reduced from 60% to 50%.
•Under the SESOP, performance
conditions will be removed, with value
driven by share price appreciation. The
Committee will review holistic
performance before determining vesting
outcomes.

Shareholding requirement	•Requirement increased in line with higher DLTIP opportunity.	•Enhances alignment with shareholders and in line with market practice.	•Shareholding requirement will increase to 650% for the CEO and 550% for the CFO.
Malus and clawback	•No specific proposals were included.	•Given the proposal to remove bonus deferral, the Committee should look at the enforceability and appropriate clawback period under the AIP.	•We have strengthened our trigger events, enhanced the enforceability of the policy and increased the period where clawback for the AIP can be applied from one year to three years following payment.
Chair and Non- Executive Director fees	•Introducing the choice for Non-Executive Directors to receive a portion of their fee in Diageo shares (which aligns with the current choice available to the Chair of the Board).	•Supported the increased shareholder alignment without compromising independence.	•NEDs can opt to receive a portion of their annual fee in Diageo shares (purchased monthly at market rates).

107	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

Remuneration decisions for fiscal 26
Incentive outcomes
Annual incentive
During fiscal 26, the Annual Incentive Plan was assessed against the financial measures of Operating Profit (OP), Net Sales Value (NSV), and adjusted
Operating Cash Flow (OCF).
OP delivery for the year was just above threshold performance while NSV was below, resulting in minimal and no payout under these two measures respectively.
OCF delivery was between threshold and target performance, following two adjustments to the outcome which related to the increase of inventory at the end of the year. In both cases the adjustments reflected how additional working capital was deployed to protect business continuity in early fiscal 27 and had not been contemplated when targets were set. The impact of both adjustments saw the outcome of the OCF measure increase from 26% to 32% of maximum (see page 120 for full details).
The AIP also includes Individual Business Objectives (IBOs) and the outcomes for the Executive Directors are set out in more detail on page 119. As a result of the financial and individual performance outcomes for fiscal 26, Sir Dave Lewis received 35.2% of maximum, pro-rated for time served, and Nik Jhangiani received 30.1% of maximum.
Long-term incentives
Our Diageo Long Term Incentive Plan comprises a Performance Share Plan
(PSP) and a Senior Executive Share Option Plan (SESOP). The 2023 DLTIP
covered performance for the three-year period to 30 June 2026. Given their respective appointment dates, neither Sir Dave Lewis nor Nik Jhangiani held any awards under the 2023 DLTIP. The vesting outcome relates only to former
Chief Financial Officer, Lavanya Chandrashekar (see page 127). Under the
2023 PSP, 12.7% of maximum vested in relation to ESG achievement, with 0%
of the SESOP vesting with all measures below threshold performance. Further detail is set out on page 121.
In determining the final annual and long-term incentive outcomes, the
Committee considered both the formulaic results and wider business performance, including market share delivery, performance relative to peers, broader financial and non-financial performance, the interests of stakeholders, including employees, and overall delivery against the Spirit of Progress goals.
Having reviewed performance for fiscal 26, the Committee concluded that the outcomes reflected the challenging trading period and were aligned with the shareholder experience and overall business performance. Accordingly, the
Committee did not apply upward or downward discretion. Finally, malus or clawback provisions were not applied in fiscal 26.
Remuneration decisions for fiscal 27
Alongside our review of the Policy, the Committee completed its regular annual cycle decisions while taking into account the changes under the proposed
Policy. Towards the end of the fiscal we reviewed the annual salary for the
Executive Directors in the context of both internal factors, including wider employee pay decisions, and external considerations including our new primary global consumer peer group while also reviewing FTSE 30 (excluding financial services) practice.
For both Executive Directors, the Committee agreed an increase of 3%, effective 1 October 2026. This represents an increase below the wider workforce budget for the UK, and in line with the budget for the wider workforce in the US. For both Directors this is the first increase in salary since their appointment, which for Nik Jhangiani dates back to September 2024.
In conclusion
On behalf of the Committee, I would like to thank all of our investors and stakeholders who engaged with us over the course of the Policy review. The openness to hearing about the challenges we face, the remuneration tools we believe are required to support the transformation and the insightful feedback shared has been highly valued by the Committee and has, we believe, resulted in a well balanced Policy design. I look forward to spending time again with investors in the autumn and ask that shareholders vote to approve this Directors’
Remuneration Report and our proposed Directors' Remuneration Policy at the
AGM on 5 November 2026.
Susan Kilsby
Senior Independent Director and Chair of the Remuneration Committee

108	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

Directors' remuneration report continued
Remuneration at a glance
High level summary of the Directors' Remuneration Policy, how it was implemented in fiscal 26 and how we propose to implement in fiscal 27 for each of the core components of the remuneration package.

Salary	Allowances and benefits	Annual incentive	Long-term incentives	Shareholding requirement
Purpose
•Supports the attraction and retention of the best global talent with the capability to deliver Diageo’s strategy.	•Provision of market- competitive and cost- effective benefits supports attraction and retention of talent.	•Incentivises delivery of Diageo’s financial and strategic targets. •Provides focus on key financial metrics and the individual’s contribution to the company’s performance.	•Rewards consistent long-term performance in line with Diageo’s business strategy. •Provides focus on delivering superior long-term returns to shareholders.	•Ensures alignment between the interests of Executive Directors and shareholders.
Implementation in year ended 30 June 2026
•No increase for Nik Jhangiani in fiscal 26, however, an annual Salary Supplement Allowance of £300,000 was paid pro-rata for the period as Interim Chief Executive Officer.	•Allowances, benefits and pension unchanged from prior year.	•Payout of 19% of maximum for the financial elements of the plan. •Total payout of 35.2% of maximum for Sir Dave Lewis and 30.1% for Nik Jhangiani.
•Given their respective
appointment dates, current
Executive Directors Sir Dave
Lewis and Nik Jhangiani did
not have a 2023 DLTIP
award. However, outcomes
were:
•Vesting of 2023
performance shares at
12.7% of maximum.
•The 2023 share options
vested at 0%.

•Sir Dave Lewis was
appointed on 1 January
2026 and will seek to build
his shareholding over the
next five years in line with
the Policy.
•As at 30 June 2026, Nik
Jhangiani's shareholding
was 223% of salary (he
has until December 2029
to meet his requirement).

Key features of proposed policy (see page 111 for summary of key changes and rationale)
•Normally reviewed annually on 1 October. •Salaries take account of external market and internal employee context.
•Provision of competitive
benefits linked to local
market practice.
•Maximum company
pension contribution is
unchanged at 14% of
salary, which is aligned to
the offering for the wider
workforce in the U.K.

•Target opportunity is
100% of salary and
maximum is 200%
of salary.
•Performance measures,
weightings and stretching
targets are set by the
Remuneration Committee.
•Subject to malus and
clawback provisions.
•Executive Directors defer
a minimum of one-third of
earned bonus payment into
Diageo shares held for
three years, remainder paid
as cash (unless the
minimum shareholding
requirement is met, in
which case paid entirely as
cash).

•Annual grant of performance
shares and share options:
•Chief Executive Officer
award up to 650% of
salary.
•Chief Financial Officer
award up to 550% of
salary.
(% of salary for both
Executive Directors
described in performance
share equivalents).
•Performance measures,
weightings and stretching
targets are set annually.
•Three-year performance
period plus two-year retention
period.
•Subject to malus and
clawback provisions.

•Increase to minimum
shareholding requirement
within five years of
appointment:
•Chief Executive Officer:
650% of salary (from
500%).
•Chief Financial Officer:
550% of salary (from
400%).
•Post-employment
shareholding requirement
for Executive Directors of
100% of the in-
employment requirement
(or, if lower, their actual
shareholding on cessation)
to be retained in full for
two years after leaving the
company.

Planned implementation for year ending 30 June 2027
•3.0% salary increase for the CEO and CFO, which is below the annual salary budget for the wider workforce in the UK and in line with the US.	•Allowances, benefits and pension unchanged from prior year.
•Size of annual incentive
award opportunity is
unchanged from the prior
year. For fiscal 27,
measures are net sales
growth and operating
profit growth, 80% in total
and weighted equally, with
the remaining 20% on
individual business
objectives.

•Performance measures are
earnings per share growth
(40% weighting), cumulative
free cash flow (40%), and
adjusted return on invested
capital (20%).
•Size of long-term incentive
award opportunity is in line
with the proposed policy.
•In-employment shareholding requirement increased in line with higher proposed grant levels. •Post-employment shareholding in line with the proposed policy.

109	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

Pay for performance at a glance
The charts below show payout and vesting outcomes against performance targets for the annual incentive and long-term incentive plans. Targets under both incentive plans are set with reference to Diageo’s strategic plan and the historical and forecasted performance of Diageo and its peers. Further details on performance outcomes can be found on pages 119 and 121.
Annual incentive (for the period 1 July 2025 to 30 June 2026)

Net sales growth			Operating profit growth
Threshold	Target	Maximum	Threshold	Target	Maximum
0.3%	1.2%	2.1%	2.0%	7.0%	10.0%

Actual -2.0%
Payout* 0%

Adjusted operating cash flow
Threshold	Target	Maximum
$4,650m	$5,150m	$5,350m

Actual 2.0%
Payout* 6.7%

* Payout as a % of maximum bonus
Actual $4,785m
Payout* 8.5%
Long-term incentives (for the period 1 July 2023 to 30 June 2026)

Organic net sales growth				Cumulative free cash flow
CAGR	Threshold	Midpoint	Maximum	Threshold	Midpoint	Maximum
	4.0%	6.0%	8.0%	$9,400m	$11,000m	$12,600m

Actual -0.3%
Vesting* 0%
Actual $8,738m
Vesting* 0%

Organic profit before exceptional items and tax growth				Relative TSR ranking vs peer group
CAGR	Threshold	Midpoint	Maximum	Threshold	Midpoint	Maximum
	4.5%	8.0%	11.5%	9th (median)	–	3rd and above

Actual -3.4%
Vesting* 0%
Actual 15th (of 17)
Vesting* 0%

ESG measure	Unit of measurement	Threshol d	Midpoint	Maximum	Actual	Vesting*
Carbon reduction	Reduction in greenhouse gas emissions (cum%)	17.9%	21.9%	25.9%	21.9%	3.0%
Water efficiency index	Improvement in water efficiency index (cum%)	3.7%	6.0%	8.3%	5.1%	2.2%
Positive drinking	Number of people educated who change their attitude to underage drinking	2.8m	3.5m	4.2m	4.8m	5.0%
Inclusion & diversity	% female leaders globally	47%	48%	49%	44%	–
	% ethnically diverse leaders globally	44%	45%	46%	46%	2.5%
* Vesting as a % of maximum
Historic reward outcomes under the annual and long-term incentive plans over the past five years are shown below. Vesting outcomes under the long-term incentive plan are shown against total shareholder return for the three-year performance period ended in the year of vesting (i.e. TSR for the three years ended 30 June 2026 is shown against the vesting outcome for the 2023 DLTIP award vesting in 2026). Outcomes against AIP financial measures are shown against organic operating profit growth for each respective financial year, as disclosed in prior year annual reports.

5-year vesting outcomes of long-term incentives (DLTIP)
Executive Director vesting outcome (% of maximum)	TSR %
77.5%
56.5%

ò	Performance shares
ò	Share options
ò	Total shareholder return over three-year long-term incentive performance period

5-year history of annual incentive (AIP) payouts
Payout (% of maximum AIP opportunity)	Operating profit growth %
26.0%

ò	Annual incentive payout (financial measures excluding individual business objectives - worth 80% of overall AIP)
ò	Organic operating profit growth (% on prior year)

110	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

Directors' remuneration report continued
Remuneration Committee Governance
Remuneration Committee
The Remuneration Committee consisted of the following independent Non-
Executive Directors in fiscal 26: Susan Kilsby, Melissa Bethell, Karen Blackett
CBE, and Valérie Chapoulaud-Floquet. Susan Kilsby is the Chair of the
Remuneration Committee and also the Senior Independent Director. The Chair of the Board and the Chief Executive Officer are invited to attend Remuneration
Committee meetings, except when their own remuneration is being discussed.
The Chief People Officer and Global Performance and Reward Director are also invited by the Remuneration Committee to provide their views and advice. The
Chief Financial Officer may also attend to provide performance context to the
Committee during its discussions about target setting and incentive outcomes.
The Remuneration Committee's terms of reference are available in the corporate governance section of the company's website and on request from the Company
Secretary.
The Remuneration Committee is responsible for all executive remuneration decisions throughout the year, which includes setting financial targets for the annual and long-term incentive plans and the outcomes under these plans.
External advisors
During the year ended 30 June 2026, the Remuneration Committee received advice on Directors' remuneration from WTW. WTW were appointed by the
Committee in April 2025 as its independent advisor, following a comprehensive tendering process led by the Chair involving leading advisory organisations.
The fees paid to WTW in fiscal 26 for advice to the Committee were £187,350, excluding VAT. All fees were determined on a time and expenses basis.
The Committee is satisfied that WTW's engagement partners, and the teams that provide remuneration advice to the Committee, have no connections with
Diageo that may impair their independence. The Committee reviewed the potential for conflicts of interest and judged that there were appropriate safeguards against such conflicts. WTW provided consultancy and advice to management including market pay data to assist in the annual employee pay review and global employee benefits support. WTW are members of the
Remuneration Consultants Group (RCG) which is responsible for developing and maintaining the Code of Conduct for Consultants to Remuneration
Committees of UK listed companies. WTW attended Remuneration Committee meetings during the year and the Committee is satisfied that the advice it has received has been objective and independent.
Statement of voting
The following table summarises the details of votes cast in respect of the resolutions on the Directors’ Remuneration Policy at the AGM on 28 September 2023, and
the Directors' Remuneration Report at the AGM on 6 November 2025.

		For	Against	Total votes cast	Abstentions
Directors’ Remuneration Policy As shown on pages 132–138 of the 2023 Annual Report	Total number of votes	1,663,080,546	80,098,370	1,743,178,916	1,023,145
	Percentage of votes cast	95.41%	4.59%	100%	n/a
Directors' Remuneration Report for 2025	Total number of votes	1,549,090,796	187,800,216	1,736,891,012	20,114,060
	Percentage of votes cast	89.19%	10.81%	100%	n/a

111	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

Directors' Remuneration Policy
This section of the report sets out the Directors' Remuneration Policy for approval by shareholders at the AGM on 5 November 2026 which, if approved, will apply for three years from that date and replace the existing Policy.
The Committee reserves the right to make minor changes to the Policy, where required for regulatory, tax or administrative reasons.
The table below sets out the main changes to the Directors' Remuneration Policy and the rationale behind each proposed change. The full Policy shareholders will be asked to approve is set out from page 112.

Policy area	Proposed changes to the 2026 Policy	Rationale
Base salary
•A global consumer peer group as the primary
reference point considered by the Committee when
benchmarking salaries and overall pay opportunity,
while also continuing to review FTSE 30
(excluding financial services) practice.

•Diageo is a global business with a workforce spanning 60 countries and around 80% of our employees are based outside of the UK and 20% of our senior leadership are based in the US. Our talent is international and mobile and we need to compete in tight global talent pools for the exceptional talent needed to deliver a turnaround.
•This global consumer peer represents the organisations we have recruited senior leaders from and those to which senior leaders have departed representing spirits, beer, and large market capitalisation consumer sample that is balanced across size, complexity and considering remuneration structures.

Annual Incentive Plan (AIP)	•We will remove the requirement to defer one-third of any AIP award into shares with a three-year holding period after the Executive Director has met their shareholding requirement.
•This change aligns with our core principles of simplification across our pay structures and importantly ensures we are competitive in the global talent markets in which we compete.
•When paired with the increased shareholding requirement level and malus and clawback strengthening set out below, which includes the three-year clawback for AIP, the Committee remains confident arrangements are aligned to the shareholder experience.

Diageo Long-Term Incentive Plan (DLTIP)
•Maximum opportunity under the DLTIP will
increase to (expressed as a percentage of base
salary):
•650% for the Chief Executive Officer (from
500%)
•550% for the Chief Financial Officer (from
480%)
•Increase to quantum will be delivered entirely
under the PSP.
•The vesting at threshold will remain at 20% of the
maximum award and the vesting at target will be
reduced from 60% to 50% of the maximum award.
•Remove the financial performance conditions under
the SESOP which operate as a 'double hurdle' given
options are a performance based tool with value
driven by share price appreciation.

Increase to quantum
•We require a remuneration framework which allows us to attract, retain and motivate the calibre of leaders needed in all our global markets to deliver our turnaround.
•Since 2014 we have not changed our overall incentive design or increased the opportunity level. As a result, we are no longer competitive in our key markets.
•When coupled with the reduction in payout at target under the PSP from 60%
to 50% of maximum, the majority of the increase to quantum is focused on delivering outperformance.
•Increased headroom under the Policy flows through to the wider Diageo pay framework, providing us the opportunity to address compression issues below
Executive Director and reduce reliance on fixed pay and bespoke arrangements to ensure we can attract and retain talent.
Senior Executive Share Option Plan (SESOP) performance condition removal
•Aids simplification of our pay framework, with fewer, more impactful measures deployed under the DLTIP as a whole.
•SESOP continues to have an intrinsic condition requiring share price appreciation and allows us to be more competitive against our global peer group as this aligns more closely with prevailing practice.

Shareholding requirement	•We will increase the shareholder requirement to the new level of maximum DLTIP opportunity for each Executive Director being 650% of salary for the CEO and 550% of salary for the CFO.	•Approach ensures continued shareholder alignment, and is in line with best practice.
Malus and clawback
•The clawback period for any cash payment under
the AIP has been extended from one to three years.
•Trigger events have been strengthened to include
any exceptional circumstance the Committee,
acting fairly and reasonably, deems appropriate.

•Our Malus and Clawback Policy has been updated in line with best practice to strengthen the terms and provide additional clarity.
•The lengthening of the applicable period for clawback of any cash AIP award reflects the Policy proposal to pay AIP entirely as a cash payment once shareholding requirements are met and is aligned to market practice.

Chair of the Board and Non-Executive Directors' fees
•Allows Non-Executive Directors to opt to receive a
portion of their fee in Diageo shares. These shares
would be purchased monthly at the prevailing
market price and be retained until the NED retires
from the company or ceases to be a Director.

•Matches the current Policy flexibility provided to the Chair of the Board, who can opt to take part of their fee in Diageo shares.
•Strengthens shareholder alignment without compromising independence.
•Follows publication of the Financial Reporting Council's guidance on this area.

112	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

Directors' remuneration report continued
Directors' Remuneration Policy

Base salary
Purpose and link to strategy
Supports the attraction and retention of the best global talent with the capability to deliver Diageo’s strategy and performance goals.
Operation
•Normally reviewed annually with any increases usually taking effect from 1 October or following a change in responsibilities which would be effective at the relevant date.
•The Remuneration Committee considers the following parameters when reviewing base salary levels:
•Pay increases for other employees across the group.
•Economic conditions and governance trends.
•The individual’s performance, skills and responsibilities.
•Base salaries (and total remuneration) are typically considered against a global consumer comparator benchmark group, with the Committee also reviewing practice across the FTSE 30 (excluding financial services).

Opportunity
Salary increases will be made in the context of the broader employee pay environment, and will not normally exceed those made to other employees in the relevant markets Diageo operates, typically the United Kingdom and the United States, unless there is a change in role, responsibility, or other exceptional circumstances.

Benefits
Purpose and link to strategy
Provides market-competitive and cost-effective benefits as part of remuneration packages designed to attract and retain the best global talent.
Operation
•The provision of benefits typically depends on the country of residence of the Executive Director and may include but is not limited to a company car or travel allowance, the provision of a contracted car service or equivalent, product allowance, life insurance, accidental death and disability insurance, health screening, medical and dental cover, financial and tax advisory support and tax return preparation costs.
•The Remuneration Committee has discretion to offer additional allowances, or benefits, to Executive Directors, if considered appropriate and reasonable. These may include, but are not limited to a housing allowance, school fees and relocation expenses, where a Director is asked to relocate from his/her home location as part of their appointment. Where appropriate, for example in relation to relocation benefits, the company may also meet the tax costs associated with the benefit provision.

Opportunity
The benefits package is set at a level which the Remuneration Committee considers:
•provides an appropriate level of benefits depending on the role and individual circumstances;
•is appropriate in the context of the benefits offered to the wider workforce; and
•is in line with comparable roles in companies of a similar size and complexity.

Post-retirement provision
Purpose and link to strategy
Provides competitive post-retirement benefits which are part of remuneration packages designed to attract and retain the best global talent.
Operation
Provision of market-competitive pension arrangements or a cash alternative based on a percentage of base salary.
Opportunity
The maximum pension contribution, or cash alternative allowance, for Executive Directors is 14% of salary. The Chief Executive Officer and Chief Financial Officer
receive a pension contribution of 14% of salary, in line with the UK workforce.

113	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

Annual Incentive Plan (AIP)
Purpose and link to strategy
Incentivises delivery of Diageo’s annual financial targets and the achievement of key individual objectives which are chosen to align with the business strategy and create a platform for sustainable longer-term performance. Compulsory deferral of a minimum of one-third of any annual incentive earned into shares for three years until an Executive Director has met their shareholding requirement after which awards are made on an entirely cash basis. Building a shareholding promotes longer-
term alignment of Executive Directors' interests with shareholders’ interests.

Operation
•Performance measures, weightings and targets are set by the Remuneration Committee. Appropriately stretching targets are set by reference to the operating plan and historical and projected performance for the company and its peer group.
•The level of award is determined with reference to Diageo’s overall financial and strategic performance and individual performance.
•A minimum of one-third of the actual earned bonus payment is normally deferred into a share award (pre-tax deferral) or owned shares (post-tax deferral) under the Deferred Bonus Share Plan, to be held for a minimum period of three years, other than in exceptional circumstances. The remainder of the bonus payment is paid out in cash after the end of the financial year. This deferral requirement no longer applies when an Executive Director has met their shareholding requirement.
See the 'Shareholding requirement' section below.
•The Remuneration Committee has discretion to adjust the level of payment if it is not deemed to reflect appropriately the individual’s contribution or the overall business performance. Any discretionary adjustments will be detailed in the following year’s annual report on remuneration.
•The Remuneration Committee has discretion to apply malus or clawback to bonus as detailed in the 'Malus and clawback' section below, and the Committee is satisfied that it has sufficient mechanisms to enforce clawback should it be required to do so following the removal of the one-third deferral element set out above upon meeting the shareholding requirement.
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

Performance conditions
Annual incentive plan awards are normally based 70-100% on financial measures which may include, but are not limited to, measures of sales and profit, and 0-30%
on broader objectives based on strategic goals and/or individual contribution.
The Remuneration Committee has discretion to amend the performance conditions in exceptional circumstances if it considers it appropriate to do so, including but not limited to in cases of accounting policy changes, merger and acquisition activities or disposals. Any such amendments would be fully disclosed and explained in the following year’s annual report on remuneration.

Diageo Long-Term Incentive Plan (DLTIP)
Purpose and link to strategy
Provides a long-term incentive to achieve key performance measures which support the company’s strategy, and to align interests with shareholders.
Operation
•An annual grant of performance shares and/or market-priced share options. Performance shares vest subject to a performance test and continued employment, normally over a period of three years. Share options vest subject to continued employment, normally over a period of three years.
•Measures and stretching targets are reviewed annually by the Remuneration Committee for each new award.
•The Remuneration Committee has authority to exercise discretion to adjust the vesting outcome based on its assessment of overall business performance over the performance period. This may include, for example, the consideration of factors such as holistic performance relative to peers, stakeholder outcomes including shareholder experience and significant strategic investment or one-off impacts not known at the time awards were granted.
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

Opportunity
•The maximum annual grants for the Chief Executive Officer and Chief Financial Officer are 650% and 550% of salary in performance share equivalents, respectively (where a market-priced option is valued at one-third of a performance share). Included within that maximum, no more than 375% of salary will be awarded in face-value terms in options, with the balance awarded in performance shares, to any Executive Director in any year.
•Performance share awards vest at 20% of maximum for threshold performance and 100% of maximum if performance conditions are met in full. The vesting schedule for levels of performance between threshold and maximum, including whether or not this will include an interim stretch performance level, will be determined by the Remuneration Committee on an annual basis and disclosed in the relevant remuneration report for that year.

Performance conditions
The vesting of performance share awards is linked to a range of measures which may include, but are not limited to growth or value creation measures (e.g. earnings per share growth, net sales growth, operating profit growth), or efficiency measures (e.g. operating margin, cumulative free cash flow, return on invested capital).
While no financial performance conditions apply to market price options, they are a performance based vehicle and have an intrinsic condition as the share price needs to increase for an Executive Director to realise value ensuring direct alignment with shareholders.
The Remuneration Committee has discretion to amend the performance conditions in exceptional circumstances if it considers it appropriate to do so, including but not limited to in cases of accounting policy changes, merger and acquisition activities or disposals. Any such amendments would be fully disclosed and explained in the following year’s annual report on remuneration.

114	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

Directors' remuneration report continued

Malus and clawback
Under the AIP and DLTIP, the Remuneration Committee has discretion to apply malus and clawback in the circumstances specified in the applicable malus and clawback policy in place from time to time, for example:
•Misstatement of results or an error resulting in overpayment.
•Risk failure resulting in financial loss or any business area being the subject of a regulatory investigation or in breach of regulation.
•Employee misconduct/disciplinary action.
•Employee accountability for material reputational damage caused, or is reasonably likely to be caused, to the group.
•In respect of the application of malus, deterioration in the financial situation of the group which limits the ability to fund incentive awards.
•Any other matter which, in the reasonable opinion of the Remuneration Committee, is required to be considered to comply with prevailing legal and/or regulatory requirements, or in any other exceptional circumstance.
The malus and clawback provisions may be invoked as an in-year adjustment for a performance year before it is awarded or paid, as malus after it is granted but before it is vested or as clawback for any paid or vested award for three years following an AIP cash payment and two years following a DLTIP vesting. The period reflects the typical timeframe within which the company's audit and risk processes would identify a trigger event, and is appropriate given the nature and profile of
Diageo. Where the Remuneration Committee determines that malus and/or clawback will apply, the Remuneration Committee has discretion to determine the basis of application and the means by which malus and/or clawback will be implemented. The malus and clawback policy will be reviewed from time to time to ensure that the policy is compliant with any regulatory requirements, such as the NYSE listing rules.

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
Performance conditions
Under the UK Share Incentive Plan, the annual award of Freeshares may be based on Diageo financial measures which may include, but are not limited to, measures of sales, profit and cash. Conditions for locally approved plans which any non-UK Executive Director may be entitled to will follow the respective plan design.

Shareholding requirement
Purpose and link to strategy
Ensures alignment between the interests of Executive Directors and shareholders.
Operation
•The minimum in-employment shareholding requirement is 650% of base salary for the Chief Executive Officer and 550% of base salary for any other Executive Director.
Executive Directors are normally expected to build up their in-employment shareholding within five years of their appointment to the Board.
•Shares that count towards these minimum shareholding requirements are shares beneficially held by the Executive Director and their connected persons, including Deferred
Bonus Share Plan (DBSP) shares within the three-year deferral period, on a net (if post-tax deferral)/notional net (if pre-tax deferral) of tax basis.
•Executive Directors are restricted from selling more than 50% of shares which vest under the Long-Term Incentive Plan or Deferred Bonus Share Plan (excluding the sale of shares to cover tax on vesting and other exceptional circumstances to be specifically approved by the Chief Executive Officer and/or Chair), until the shareholding requirement is met.
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
Operation
•Fees for the Chair and Non-Executive Directors are normally reviewed every year, and considered in light of market practice in the FTSE 30 (excluding financial services companies), our global consumer peers, and anticipated workload, tasks and potential liabilities.
•A proportion of the Chair’s or Non-Executive Director's annual fee may be used for the monthly purchase of Diageo ordinary shares, which have to be retained until the Chair or Non-Executive Director retires from the company or ceases to be a Director.
•The Chair and Non-Executive Directors do not participate in any of the company’s incentive plans nor do they receive pension contributions or benefits. Their travel and accommodation expenses in connection with attendance at Board meetings (and any tax thereon) are paid by the company.
•The Chair and the Non-Executive Directors are eligible to receive a product allowance or cash equivalent at the same level as the Executive Directors.
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

Opportunity
Aggregate fees for Non-Executive Directors, including the Chair of the Board, are within the limits set by shareholders from time to time in accordance with the company’s articles of association.

115	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

Policy considerations
Performance measures
Further details of the performance measures under the fiscal 27 annual incentive plan and measures and targets for DLTIP awards intended to be made in November
2026 following the AGM are set out on page 129. Annual incentive targets will be disclosed retrospectively in next year’s annual report on remuneration as they are deemed by the Board to be commercially sensitive until after the end of the fiscal year.
Performance targets for performance share awards are set to be stretching yet achievable, and take into account the company’s strategic priorities and business environment. The Remuneration Committee sets targets based on a range of reference points, including the corporate strategy and broker forecasts for both Diageo and its peers. While no performance conditions apply to market price options, they have an intrinsic condition as the share price needs to increase for an Executive to realise value ensuring direct alignment with shareholders.
Projected total remuneration scenarios
The graphs below illustrate scenarios for the projected total remuneration of Executive Directors at four different levels of performance: minimum, target, maximum and maximum including assumed share price appreciation of 50%. The impact of potential share price movements is excluded from the other three scenarios. These charts reflect projected remuneration for the year ending 30 June 2027.
Sir Dave Lewis, Chief Executive Officer
Nik Jhangiani, Chief Financial Officer

Minimum
Target
Maximum
Maximum plus 50% share price growth
Salary, benefits and pension
Annual incentive
Long-term incentive

£1.87m
£1.14m
100%
100%
£5.17m
£9.40m
22%
18%
60%
64%
20%
16%
£15.00m
£8.09m
63%
14%
21%
67%
23%
12%
£20.02m
£10.64m
11%
17%
72%
15%
9%
75%
£0m
£5m
£10m
£15m
£20m
£25m
£0m
£2.5m
£5m
£7.5m
£10m
£12.5m
The ‘Minimum’ scenario shows fixed remuneration only, i.e. base salary and projected pension and benefit values for the year ending 30 June 2027. These are the only elements of the Executive Directors’ remuneration packages that are not subject to performance (or share price) conditions. The ‘Target’ scenario shows fixed remuneration as described above, plus a target payout of 50% of the maximum annual incentive and a target payout of 50% of the maximum Performance Share Plan element of the long-term incentive award, with Senior Executive Share Option Plan awards at their grant value (i.e. an option is valued at one-third of a performance share and not subject to performance conditions).
The ‘Maximum’ scenario reflects fixed remuneration, plus full payout of annual and long-term incentives. The ‘Maximum plus share price growth’ scenario reflects fixed remuneration, plus full payout of annual and long-term incentives, including, for the latter, an assumed 50% share price appreciation over the performance period.
Approach to recruitment remuneration
Diageo is a global organisation selling its products in nearly 180 countries and territories around the world. The ability to recruit and retain the best talent from all over the world is critical to the future success of the business. People diversity in all its forms is a core element of Diageo’s global talent strategy and, managed effectively, is a key driver in delivering Diageo’s strategy.
The Remuneration Committee’s overarching principle for recruitment remuneration is to pay no more than is necessary to attract an Executive Director of the calibre required to shape and deliver Diageo’s business strategy, recognising that Diageo competes for talent in a global marketplace. The Committee will seek to align any remuneration package with Diageo’s remuneration policy, but retains the discretion to offer a remuneration package which is necessary to meet the individual circumstances of the recruited Executive Director and to enable the hiring of an individual with the necessary skills and expertise. However, the maximum short-term and long-term incentive opportunity will follow the policy, although awards may be granted with different performance measures and targets in the first year. On appointment of an external Executive Director, the Committee may decide to make one-off awards including to compensate for variable remuneration elements the individual forfeits when leaving their current employer. The Committee will ensure that any compensation replacing forfeited awards would have a fair value no higher than that of the awards forfeited, and would generally be determined on a comparable basis taking into account factors including the form in which the awards were granted, performance conditions attached, the probability of the awards vesting (e.g. past, current and likely future performance), as well as the vesting schedules.
Depending on individual circumstances at the time, the Committee has the discretion to determine the type of award (i.e. cash, shares or options), holding period and whether or not performance conditions would apply.
Any such award would be fully disclosed and explained in the following year’s annual report on remuneration. To facilitate recruitment-related share awards, the
Committee may utilise the exemption available under UK Listing Rule 9.3.2 (or other such rule), which allows share awards to be granted in exceptional circumstances to support the hiring of an Executive Director without requiring prior shareholder approval or the use of an existing share plan. When exercising its discretion in establishing the reward package for a new Executive Director, the Committee will carefully consider the balance between the need to secure an individual in the best interests of the company against the concerns of investors about the quantum of remuneration and, if considered appropriate at the time, will consult with the company’s biggest shareholders. The Remuneration Committee will provide timely disclosure of the reward package of any new Executive Director. When an
Executive Director is an internal promotion, participation in existing incentive plans or benefits that were agreed prior to appointment to the Board may continue.

116	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

Directors' remuneration report continued
Service contracts and policy on payment for loss of office (including takeover provisions)
Executive Directors have rolling service contracts, details of which are set out below. These are available for inspection at the company’s registered office.

Executive Director	Date of service contract
Sir Dave Lewis	9 November 2025
Nik Jhangiani	3 May 2024

Notice period
The contracts provide for a period of six months’ notice by the Executive Director or 12 months’ notice by the company, the same as would apply for any newly appointed Executive Director. A payment may be made in lieu of notice consisting of a sum equivalent to the base salary which the Executive Director would have received for any notice period outstanding on the date employment ends and the cost to the company of providing contractual benefits for this period
(including pension contributions but excluding incentive plans).
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

Annual Incentive Plan (AIP)
Where the Executive Director leaves for reasons including retirement, death in service, disability, ill-health, injury, redundancy, transfer out of the group and other circumstances at the Committee’s discretion during the financial year, the
Executive Director is usually entitled to an incentive payment pro-rated for the period of service during the performance period, which is typically payable at the usual payment date unless the Committee decides otherwise.
Where the Executive Director leaves for any other reason, no payment or bonus deferral will be made. The amount is subject to performance measures being met and is at the discretion of the Committee. The Committee has discretion to determine an earlier payment date, for example, on death in service. The bonus may, if the Committee decides, be paid wholly in cash.

Deferred Bonus Share Plan (DBSP)
Where the Executive Director leaves for any reason other than dismissal, they are entitled to retain any deferred bonus shares, which vest in full on departure, subject to any holding requirements under the post-employment shareholding policy. It is not considered necessary for the bonus deferral to continue to apply after leaving, since the bonus is already earned based on performance, and there is a post-employment shareholding requirement that ensures the Executive
Director continues to be invested in the company’s longer-term interests. On a takeover, awards vest in full. On other corporate events, the Committee may allow awards to vest in full.

Diageo Long-Term Incentive Plan (DLTIP)
Where the Executive Director leaves for reasons including retirement, death in service, disability, ill-health, injury, redundancy, transfer out of the group and other circumstances at the Committee’s discretion during the financial year, awards continue in effect. Awards will vest on the original vesting date with the exception of death in service, when awards will vest on the date of death, in each case unless the Committee decides otherwise. When an Executive Director leaves for any other reason, all unvested awards generally lapse immediately. The applicable retention period for vested awards continues for all leavers (other than in cases of disability, ill-health or death in service, where the retention period will end on the date of death or leaving employment), unless the Remuneration Committee decides otherwise. Where awards were granted in the form of options, on vesting they are generally exercisable for 12 months (or six months for approved options).
The proportion of the award released depends on the extent to which the performance condition is met. The number of shares is reduced on a pro-rata basis reflecting the length of time the Executive Director was employed by the company during the performance period, unless the Committee decides otherwise (for example, in the case of death in service).
Where an Executive Director leaves within one month of the normal vesting date of the award, awards are not time pro-
rated, unless the Remuneration Committee decides otherwise.
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

117	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

Non-Executive Directors’ unexpired terms of
appointment
All Non-Executive Directors are on three-year terms which are expected to be extended up to a total of nine years. The date of initial appointment to the Board and the point at which the current letter of appointment expires for Non-
Executive Directors are shown in the table below.

Non-Executive Directors	Date of appointment to the Board	Current letter of appointment expires
Sir John Manzoni	1 October 2020	AGM 2026
Susan Kilsby	4 April 2018	AGM 2027
Melissa Bethell	30 June 2020	AGM 2026
Karen Blackett CBE	1 June 2022	AGM 2028
Valérie Chapoulaud-Floquet	1 January 2021	AGM 2027
Ireena Vittal	2 October 2020	AGM 2026
Julie Brown	5 August 2024	AGM 2027
John Rishton	1 November 2025	AGM 2028
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
The Committee values the views of investors and maintains an ongoing dialogue with a broad group of shareholders and institutional advisors on remuneration matters. In advance of finalising our proposed policy subject to approval at the 2026 AGM, the Chair of the Remuneration Committee consulted with the company's largest shareholders and their representatives about the policy. The responses received from shareholders have been set out in detail on page 106. As a Committee we were very appreciative of the thoughtful, considered engagement during this policy review and we thank all those who took the time to share their views as we developed our proposals.
Employee engagement on executive remuneration
Karen Blackett took over accountability for global workforce engagement sessions in fiscal 24 and continues as the designated Non-Executive Director for workforce engagement with focus group sessions led by her and other Non-
Executive Directors. In fiscal 26, there were two sessions where the
Remuneration Committee Chair shared information with employees about executive remuneration, including the Directors' Remuneration Policy, the role of the Remuneration Committee, executive remuneration principles and structure and how executive pay aligns with pay for the wider workforce. This approach on engagement on remuneration has been in place now since fiscal 24, and is firmly embedded in how we gather and consider employee perspectives.
It continues to be a productive format for the Committee Chair and the participating employees.
Diageo also runs annual employee engagement surveys, which gives employees the opportunity to provide feedback and express their views on a variety of topics, including remuneration. Fiscal 26 saw the introduction of a wider set of remuneration questions which helped inform both policy considerations and design for the wider workforce. Any comments relating to Executive Directors'
remuneration are fed back to the Remuneration Committee.
These activities ensure that shareholder views and interests, as well as the all-
employee reward context at Diageo, are considered when making executive remuneration decisions.
Consideration of wider workforce remuneration
When reviewing Executive Directors’ salaries, the Committee takes into account the company’s salary budgets for key geographies and, each year, the Committee has a session reviewing various aspects of workforce remuneration to deepen its understanding of employee pay arrangements. The
Committee is satisfied there is clear alignment in the approach to pay for executives and the wider workforce in the way that remuneration principles are followed, as well as the mechanics of the salary review process and incentive plan design, which are broadly consistent throughout the organisation, and we have sought to enhance this alignment and drive understanding under our new
Policy and implementation below Executive Directors. The performance measures under the annual incentive plan and long-term incentive plan are the same for executives and other eligible employees. The key differences are that a larger percentage of Executive Directors' remuneration is performance related than that of other employees and salary, benefits and incentive participation levels vary according to role, seniority and business priorities.
When reviewing the Directors’ Remuneration Policy, the Committee considered the remuneration arrangements for the workforce globally, as well as market practice in the FTSE 30 (excluding financial services) and Diageo’s global consumer peer group, alongside feedback on remuneration heard during the
Chair's engagement sessions in fiscal 26. The Committee sought to ensure that the new Policy continued its aim to align the reward framework throughout
Diageo and incentivise collective delivery of our strategy, and additionally provide the headroom required to attract and retain the talent we need below
Board level to deliver our turnaround ambition.

118	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

Directors' remuneration report continued
Annual report on remuneration
The following section provides details of how the company’s 2023 Directors' Remuneration Policy, which is available on our website, was implemented during the year ended 30 June 2026. It also sets out how the Remuneration Committee intends to implement the proposed new Policy in the year ending 30 June 2027.
Single total figure of remuneration for Executive Directors
The table below details the Executive Directors’ remuneration for the year ended 30 June 2026.

	Sir Dave Lewis(1)(8)		Nik Jhangiani(1)(7)(8)		Debra Crew(1)(8)
	2026	2025	2026	2025	2026	2025
	£ '000	£ '000	£ '000	£ '000	£ '000	£ '000
Fixed pay
Salary	£750	—	£1,079	£750	£59	£1,347
Benefits(2)	£46	—	£97	£70	£20	£236
Pension(3)	£105	—	£151	£105	—	£201

Performance related pay
Annual incentive(4)	£528	—	£649	£667	—	£1,143
Long-term incentives(5)	—	—	£636	—	—	£708
Other incentives(6)	—	—	£3	—	—	£3

Other(9)	—	—	—	£7,893	—	—

Total single figure of remuneration(10)	£1,429	—	£2,615	£9,484	£79	£3,638
Notes

(1)	Exchange rate
Sir Dave Lewis and Nik Jhangiani are paid in GBP. Debra Crew was paid in USD in fiscal 26 and figures have been stated in GBP for comparison converted using the cumulative weighted average exchange rate for fiscal 26 (1 USD = 0.74583 GBP). Fiscal 25 figures have converted on the same basis.

(2)	Benefits
Includes the gross value of all taxable benefits. Sir Dave Lewis' includes a flexible benefits allowance (£9k), travel allowance (£15k) and life and long-term disability cover (£22k). Nik Jhangiani's includes a flexible benefits allowance (£18k), contracted car service during the period as Interim Chief Executive
Officer (£25k), travel allowance payable as Chief Financial Officer (£4k), tax advice (£24k) and life and long-term disability cover (£25k).

(3)	Pension
Sir Dave Lewis and Nik Jhangiani received a pension allowance of 14% of salary, and can opt to take all or part as cash or as a contribution to the Diageo UK Pension
Plan. The company pension contribution has been 14% of salary from 1 January 2023 for all Executive Directors, aligned to the rate for the UK workforce. For Debra
Crew, balances over the year to the 16 July 2025 in the Diageo North America Inc. pension plans grew below the rate of inflation, with no value therefore reportable.
Page 122
(4)	Annual incentive
In accordance with their elections to defer pre-tax, one-third of the annual incentive for fiscal 26 shown in the table above for Sir Dave Lewis and Nik
Jhangiani will be deferred into conditional RSUs that will vest after three years. For Sir Dave Lewis this is equivalent to £176,000, and £216,222 for Nik
Jhangiani. The conditional RSUs are not subject to any additional service or performance conditions (but remain subject to the Malus and Clawback Policy).
Page 119
(5)	Long-term incentives
Given the appointment dates for Sir Dave Lewis (1 January 2026) and Nik Jhangiani (1 September 2024), no current Executive Director has an award vesting under the
2023 Diageo Long-Term Incentive Plan (DLTIP). As set out in last year's Annual Report on page 131, Debra Crew's 2023 DLTIP award lapsed on termination of employment.
The 2026 long-term incentive value for Nik Jhangiani is in relation to a tranche of performance shares made under a Special Recruitment Award on joining Diageo to compensate for loss of in-flight awards from his former employer (details of the shares granted were set out on page 125 of the fiscal 25 Directors’ Remuneration
Report). Value shown is based on a three-month average share price to 30 June 2026 of £15.08. Details of the performance achievement have been set out on page 121.
There was no share price appreciation over the relevant performance period.
The 2025 long-term incentive amount for Debra Crew has been restated to reflect the ADR share price on the vesting date of $110.70 instead of the average three-month
ADR share price used in last year’s report of $108.49 and converted to GBP in line with footnote 1.
Page 120
(6)	Other incentives
Other incentives for Nik Jhangiani shows the grant face value of an award of 'Freeshares' made under the all employee UK Share Incentive Plan in fiscal 26
(no performance conditions are attached). The award shown was made in line with the scheme's maximum annual opportunity (which is capped at £3,000).

(7)	Other
Nik Jhangiani's salary figure for fiscal 26 includes the pro-rata Salary Supplement Allowance of £300,000 per annum paid during the period as Interim Chief
Executive Officer (16 July 2025 to 31 December 2025), also payable during the transition period back to Chief Financial Officer to 18 February 2026 (£179k).

(8)	Other
Debra Crew stepped down from the Board on 16 July 2025. Nik Jhangiani served as Interim Chief Executive Officer between 16 July 2025 to 31 December
2025. Sir Dave Lewis was appointed as Chief Executive Officer on 1 January 2026. Figures are therefore pro-rata where applicable.

(9)	Other
The ‘Other’ total for Nik Jhangiani for fiscal 25 shows the joining arrangements awarded to him to compensate for the loss of (1) in-flight share awards and
(2) 2024 bonus eligibility, when he joined Diageo from his former employer, Coca-Cola Europacific Partners. (1) Details of the shares granted are set out on page 125 of the fiscal 25 Directors’ Remuneration Report (face value of £7.3m). (2) Nik was awarded a cash payment of £593k in April 2025 to compensate him for loss of 2024 pro-rata bonus eligibility, with the calculation methodology set out in last year’s report.

(10)	Totals	Some figures and sub-totals may add up to slightly different amounts than the totals due to rounding.

119	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

Looking back on 2026

Annual incentive plan (AIP) payouts for 2026
AIP payout for the year ended 30 June 2026
AIP payouts for the Executive Directors serving during the year are based 80% on performance against the group financial measures and 20% on performance against Individual
Business Objectives (IBOs), as assessed by the Remuneration Committee and summarised in the table below.

Group financial measures(1)
Measure	Weighting (% of maximum AIP opportunity)	Threshold	Target	Maximum	Actual	Payout (% of maximum AIP opportunity)
Payout opportunity (% maximum)		25%	50%	100%
Net sales value (% growth)(2)	26.67%	0.3%	1.2%	2.1%	(2.0%)	—
Operating profit (% growth)(2)	26.67%	2.0%	7.0%	10.0%	2.0%	6.7%
Adjusted operating cash flow(3)(7)	26.67%	$4,650m	$5,150m	$5,350m	$4,785m	8.5%
Full year performance for 1 July 2025 - 30 June 2026	80.00%					15.2%

Individual business objectives
Measure and target	Weighting (% of maximum AIP opportunity)	Result	Payout (% of maximum AIP opportunity)
Sir Dave Lewis Chief Executive Officer (from 1 January 2026)	20.0%		20.0%
Strategic review Review the Diageo strategy, setting out a future strategic direction by August 2026.	10.0%	Thorough strategic review undertaken across H2 fiscal 26: •New strategy approved by the Board and subsequently communicated to the market at the Capital Markets Day on 6 August 2026. •The changes led by Sir Dave in fiscal 26 included a new purpose to reflect today's business, clear strategic priorities (competitive category strategies, customer delivery and fully integrated supply chain) and the design of the company's operating framework to simplify decision-making, clarify accountability and improve end-to-end execution.	10.0%
Free cash flow Deliver $3 billion FCF in fiscal 26 through working capital efficiencies, productivity savings, efficient deployment of capital and targeted disposals.	5.0%	Free cash flow above plan with $3.21 billion achieved in fiscal 26.	5.0%
Accelerate Delivery of $208m saving via the Accelerate workstreams including demand generation spend effectiveness, supply chain optimisation and digital transformation.	5.0%	Accelerate savings in fiscal 26 of $540m delivered. Significantly above plan for year one of the programme ($208m based on one-third of the $625m external commitment for the three years).	5.0%
Nik Jhangiani Chief Financial Officer	20.0%		By role
As Interim Chief Executive (pro-rata for the period July 2025 to December 2025)			13.3%
Accelerate Delivery of $208m saving via the Accelerate workstreams including demand generation spend effectiveness, supply chain optimisation and digital transformation.	6.7%	Accelerate savings in fiscal 26 of $540m delivered. Significantly above plan for year one of the programme ($208m based on one-third of the $625m external commitment for the three years).	6.7%
Market share(6) Hold or grow market share in 2/3rds of measured markets in the must-win battleground categories.	6.7%	Not achieved.	—
Commercial excellence Identify and segment on-trade universe and determine coverage in top 10 rest of world (excluding NAM)* markets globally. *Already complete ahead of IBO setting.	6.7%	Outlet IQ delivered across 21 markets in fiscal 26 segmenting both on and off trade.	6.7%
As Chief Financial Officer (pro-rata for the period January 2026 to June 2026)			16.7%
Free cash flow Deliver $3 billion FCF in fiscal 26 through working capital efficiencies, productivity savings, efficient deployment of capital and targeted disposals.	6.7%	Free cash flow above plan with $3.21 billion achieved in fiscal 26.	6.7%
Accelerate Delivery of $208m saving via the Accelerate workstreams including demand generation spend effectiveness, supply chain optimisation and digital transformation.	6.7%	Accelerate savings in fiscal 26 of $540m delivered. Significantly above plan for year one of the programme ($208m based on one-third of the $625m external commitment for the three years).	6.7%
Finance technology transformation Deliver the 'go live' of the SAP S/4HANA programme.	6.7%	Programme delivered and successfully launched globally in July 2026.	3.3%

120	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

Directors' remuneration report continued

Payout
	Group (weighted 80%)(7)	IBO (weighted 20%)	Total (% maximum)	Total (% annual salary)	Total (’000) GBP
Sir Dave Lewis(4)(5)	15.2%	20.0%	35.2%	70.4%	£528
Nik Jhangiani(4)(5) as Interim Chief Executive Officer (July to December 2025)	15.2%	13.3%	28.5%	57.1%	£336
Nik Jhangiani(4)(5) as Chief Financial Officer (from January to June 2026)	15.2%	16.7%	31.9%	63.7%	£313
(1)Performance against the AIP measures is calculated using fiscal 26 budgeted exchange rates and is measured on a currency-neutral basis.
(2)For AIP purposes, net sales value growth and operating profit growth are calculated on budgeted exchange rates, after adjustments for acquisitions and disposals and incorporates the organic treatment of hyperinflationary economies.
(3)For AIP purposes, adjusted operating cash flow represents operating cash flow adjusted to exclude the effects of exchange rate fluctuations and dividends from associates, and is neutralised for movements in maturing stock.
(4)AIP payments are calculated using base salary as at 30 June 2026 in line with the global policy that applies to other employees across the company. Nik Jhangiani's totals are determined inclusive of the Salary Supplement Allowance as set out on page 118).
(5)In accordance with the 2023 Directors' Remuneration Policy and their individual elections to defer pre-tax, one-third of Sir Dave Lewis' and Nik Jhangiani's pre-tax AIP payout disclosed in the table above will be deferred into conditional RSUs that will vest after three years. The number of deferred shares will be disclosed in the fiscal 27 Directors' Remuneration Report.
(6)Market share reflects internal estimates incorporating Nielsen, Association of Canadian Distillers, CGA, Dichter and Neira, Frontline, Intage, IRI, ISCAM, NABCA, State Monopolies,
TRAC, Ipsos and other third-party providers.
(7)Adjustments were made in respect of the adjusted operating cash flow outcome which included: (1) Project Voyager (our SAP S/4HANA implementation programme), the largest digital transformation project in Diageo's history, where a temporary and deliberate investment in additional inventory to ensure availability in fiscal 27 was required to mitigate system cutover risk, protect customer service and preserve sales continuity during the go-live in July 2026. As referenced in our fiscal 26 H1 results announcement, this investment brought forward a one-off cash impact from fiscal 27 inventory costs into fiscal 26. (2) External supply chain disruption caused by the Middle East crisis, including shipping interruptions, extended routes and longer lead times all of which required precautionary inventory holdings across affected markets. The Committee agreed that while no adjustment in respect of the impact events had on regular in-year trading was proposed, a specific adjustment related to the acceleration of fiscal 27 inventory costs being brought forward to protect fiscal 27 supply in light of the conflict was appropriate. A reference was included within the Q3 Trading Statement in May 2026 that the conflict could have an impact on inventory and cash.

Long-term incentive plans (LTIP) vesting in 2026
Long-term incentive awards up to and including September 2023 were made under the Diageo 2014 Long-Term Incentive Plan (DLTIP), which was approved by shareholders at the AGM in September 2014. Awards are designed to incentivise Executive Directors and senior managers to deliver long-term sustainable performance and are subject to performance conditions measured over a three-year period. Awards are granted on an annual basis in both performance shares and share options. Awards granted to Executive Directors vest at 20% of maximum for threshold performance, and 100% of the award will vest if the performance conditions are met in full, with a straight-line payout between threshold and maximum.
No current Executive Directors have a 2023 DLTIP award. The award for Debra Crew, former Chief Executive, lapsed on termination. Vesting and treatment for
Lavanya Chandrashekar's 2023 DLTIP award (former Chief Financial Officer) can be found in the 'Payments to past Directors' section on page 127.
Share options – granted in September 2023, vesting in September 2026
The award was subject to performance conditions assessed over a three-year period based on the achievement of the following equally weighted performance measures:
•Relative total shareholder return (TSR) ranked against the TSR of a peer group of international drinks and consumer goods companies; and
•Cumulative free cash flow (FCF).
The vesting profile for grants to Executive Directors for relative TSR is shown below:

TSR ranking (out of 17)	Vesting (% max)
1st, 2nd or 3rd	100
4th	95
5th	75
6th	65

TSR ranking (out of 17)	Vesting (% max)
7th	55
8th	45
9th	20
10th or below	0

TSR peer group (16 companies)
AB InBev	Heineken	Pernod Ricard
Brown-Forman	Kimberly-Clark	Procter & Gamble
Carlsberg	L'Oréal	Reckitt
The Coca-Cola Company	Mondelēz International	Unilever
Colgate-Palmolive	Nestlé
Danone	PepsiCo
Performance shares – awarded in September 2023, vesting in September 2026
Awards vest after a three-year period subject to the achievement of three performance conditions outlined below:
•Organic net sales value growth (weighted 40%);
•Profit before exceptional items and tax (PBET) growth (weighted 40%); and
•ESG measures including water efficiency, carbon reduction, positive drinking, and inclusion and diversity metrics (weighted 20%).
Notional dividends accrue on awards and are paid out either in cash or shares on the number of shares which vest.

121	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

Vesting outcome for 2023 DLTIP performance share and share option awards in September 2026
The 2023 DLTIP share options lapsed having not met the threshold performance level for either performance measure as detailed below:

Vesting of 2023 DLTIP(5)	Weighting	Threshold	Midpoint	Maximum	Actual	Vesting (% maximum)(5)(6)
Vesting if performance achieved (% maximum)		20%	60%	100%
Organic net sales value growth(1)	40%	4.0%	6.0%	8.0%	(0.3%)	—
Profit before exceptional items and tax (PBET) growth(2)	40%	4.5%	8.0%	11.5%	(3.4%)	—
Carbon reduction (ESG)	5%	17.9%	21.9%	25.9%	21.9%	3.0%
Water efficiency index (ESG)	5%	3.7%	6.0%	8.3%	5.1%	2.2%
Positive drinking (ESG)	5%	2.8m	3.5m	4.2m	4.8m	5.0%
Inclusion & diversity - % female leaders globally (ESG)	2.5%	47%	48%	49%	44%	—
Inclusion & diversity - % ethnically diverse leaders globally (ESG)	2.5%	44%	45%	46%	46%	2.5%
Vesting of performance shares (% maximum)						12.7%
Cumulative free cash flow (FCF)(3)	50%	$9,400m	$11,000m	$12,600m	$8,738m	—
Relative total shareholder return(4)	50%	9th	—	3rd	15th	—
Vesting of share options (% maximum)						—
(1)Organic net sales growth is calculated at budgeted currency exchange rates, after adjustments for acquisitions and disposals and incorporates the organic treatment of hyperinflationary economies.
(2)PBET growth is presented on a constant currency basis and it excludes the impact of acquisitions and disposals. The impact of hyperinflation on operating profit is considered under the same organic methodology as for net sales while the impact on other lines (primarily on finance charges) is excluded. This metric also includes adjustment to exclude the fair value remeasurement of contingent considerations, earn out arrangements and biological assets and to exclude post-employment credits. Furthermore, the metric excludes any interest on any share repurchase programme and the year-over-year change of M&A related interest.
(3)Cumulative FCF is based on the outcome for each of the three years within the performance period, measured before exceptional items and on an FX neutral basis by adjusting actual outcomes back to the base year exchange rates, and incorporates the organic treatment of hyperinflationary economies. Furthermore, the cash flow impact of any material business development activities such as share repurchase programmes, acquisitions and disposals and investments in maturing stock, which were not known and planned at the beginning of the vesting period, are excluded from the three-year performance period.
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
(5)No discretion was exercised by the Remuneration Committee in determining the long-term incentive outcomes.
(6)The vesting schedule for awards granted to executives below the Board has a threshold vesting of 25% of maximum (62.5% at midpoint). Vesting at threshold for awards granted to
Executive Directors is 20% of maximum (60% at midpoint).
The Committee considered Diageo’s overall business performance and value created for shareholders over the period and determined that the outcomes were fair and appropriate; consequently no adjustment to the vesting outcomes were made. It also considered the level of difficulty of the targets and determined that the vesting outcome was consistent with Diageo's long-term performance and returns to shareholders. No share options were exercised by any Director during the year ended 30
June 2026.
Vesting outcome for the 2022 DESAP performance share award for Debra Crew
In March 2022, Debra Crew was granted an award of performance shares under the Diageo Exceptional Stock Award Plan (DESAP). Vesting of a tranche of shares under this award to be released was subject to the achievement of a performance hurdle based on winning or holding Diageo global market share in at least 2/3rds of total net sales value in measured markets in fiscal 24, 25 and 26 (average across the three years, with each year measured separately). The performance condition was not achieved with an average over the three financial years of 58%. Diageo achieved 75% in fiscal 24, 65% in fiscal 25, and 35% in fiscal 26. All shares retained on termination under this tranche (5,811 ADS), as shown in the table of share interests on page 123, will therefore lapse.
Vesting outcome for the Special Recruitment Award for Nik Jhangiani
In September 2024 on joining Diageo, Nik Jhangiani was granted an award of performance shares as a Special Recruitment Award to compensate him for forfeiture of incentives that he would have otherwise been entitled to with his previous employer, Coca-Cola Europacific Partners. When determining the structure and value of a recruitment award, the Remuneration Committee looks to ensure that any such compensation has a fair value no higher than that of the awards forfeited and this would generally be determined on a comparable basis (i.e. taking into account the likelihood of vesting of performance-based and other awards, award type, and structure).
These principles are reflected in the recruitment arrangements for Nik Jhangiani.
The terms of awards made under the Special Recruitment Award are materially in the same form as awards granted under the Diageo 2023 Long-Term Incentive Plan which was approved by shareholders in September 2023, except the plan terms relating to the timing of awards and shareholder approval of amendments to the terms do not apply. Vesting of the below tranche was subject to the achievement of a performance underpin based on the achievement of a productivity savings target across fiscal 25 and H1 in fiscal 26. The productivity savings underpin was $492m (in line with the annual plans across fiscal 25 and the first half of fiscal 26), with $503m achieved. Taking into account both the productivity savings realised over the period and in consideration of wider holistic performance, the Committee approved the vesting of all shares as set out below.

	Award	Award Date	Ordinary shares granted	Vesting (% Max)	Ordinary shares vesting	Vesting Date
Nik Jhangiani	Special Recruitment Award - Performance Shares	03/09/2024	42,172	100%	42,172	09/03/2026

122	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

Directors' remuneration report continued

Pensions and benefits in the year ended 30 June 2026
Benefits provisions for the Executive Directors are in accordance with the information set out in the Directors’ Remuneration Policy.
Pension arrangements
Sir Dave Lewis and Nik Jhangiani receive a 14% of base salary pension allowance and can opt to use this in full or in part and contribute to the UK Diageo Pension
Plan. In fiscal 26, Nik contributed £10,000 to the UK plan (£833.33 per month), with the balance of the pension allowance paid in cash. Sir Dave Lewis' pension allowance was paid entirely in cash.
In the event of death in service, a lump sum of six times base salary is payable for Sir Dave Lewis and Nik Jhangiani.
Debra Crew is a member of the Diageo North America Inc. Supplemental Executive Retirement Plan (SERP) with an accrual rate of 14% of base salary. The SERP is an unfunded, non-qualified supplemental retirement programme. Under the plan, accrued company contributions are subject to quarterly interest credits. Under the rules of the SERP, they can withdraw the balance of the plan six months after leaving service or age 55, if later and the balance may be withdrawn in either a lump sum or five equal annual instalments, depending on the size of the balance. Debra Crew also participated in the US Cash Balance Plan and the Benefit Supplemental
Plan (BSP) until 30 September 2022 and accrued benefits under both plans. The Cash Balance Plan is a qualified funded pension arrangement. Employer contributions were 10% of pay capped at the Internal Revenue Service (IRS) limit. The BSP is a non-qualified unfunded arrangement; notional employer contributions were 10% of pay above the IRS limit. Interest (notional for the BSP) is credited quarterly on both plans.
The table below shows the pension benefits accrued by or paid to each current (or former) Executive Director as at year end.

	30 June 2026	30 June 2025	30 June 2026(2)	30 June 2025
Executive Director	UK benefit value £'000	UK benefit value £'000	US benefit value $'000	US benefit value $'000
Sir Dave Lewis	105	n/a	n/a	n/a
Nik Jhangiani(1)	151	105	n/a	n/a
Debra Crew(2)	n/a	n/a	1,573	1,558
(1)Nik Jhangiani's pension allowance was also payable on his Interim Salary Supplement Allowance paid as Interim Chief Executive Officer.
(2)Debra Crew’s US benefits reflect an increase of $15,000 over the year pro-rated to 16 July 2025. This increase reflects $13,000 which is due to additional pension benefits earned over the period; and $2,000 of which is due to interest earned on her deferred US benefits. However, the single figure shown in the table for Debra Crew on page 118 is reported as nil as the increase in benefits was less than when accounting for inflation over the period.
The Normal Retirement Age applicable to Debra Crew's US benefits depends on the pension scheme, as outlined below.

Executive Director	US benefits (Cash Balance Plan)	US benefits (BSP)	US benefits (SERP)
Debra Crew	65	6 months after leaving service, or age 55 if later	6 months after leaving service, or age 55 if later

Long-term incentive awards made during the year ended 30 June 2026
Nik Jhangiani and Sir Dave Lewis received awards of performance shares and market-priced share options under the DLTIP based on a percentage of base salary as outlined below, with grants made on 8 September 2025 and 16 March 2026, respectively. The three-year period over which performance will be measured is 1 July
2025 to 30 June 2028.
The performance measures and targets for awards granted in September 2025 and March 2026 are outlined below. Net sales and profit before exceptional items and tax are key levers for driving top and bottom line growth, with adjusted return on invested capital ensuring growth is capital efficient. The free cash flow measure was selected because it represents a robust indicator of cash performance consistent with typical external practice and is a key strategic priority. Total shareholder return, the only relative performance measure under the plan, provides alignment with shareholder interests and increases the leverage based on share price growth. Finally, the environmental, social and governance (ESG) measure (15% of total performance share award) reinforces strategically important goals under Diageo's ‘Spirit of
Progress’ ESG action plan to help create an inclusive and sustainable world. The definitions for the ESG measures were set out on page 133 of the annual remuneration report for fiscal 25.

	Performance shares						Share options
2025 DLTIP	Organic net sales value (CAGR)	Organic profit before exceptional items and tax (CAGR)	Adjusted return on invested capital (ROIC)	Greenhouse gas reduction	Water replenishment	Positive drinking	Cumulative free cash flow	Relative TSR
Weighting	28.3%	28.3%	28.3%	5%	5%	5%	50%	50%
Maximum	4.5%	9.1%	130 bps	15.8%	85%	10.0m	$10,400m	4th and above
Midpoint	3.0%	6.1%	80 bps	12.2%	80%	8.1m	$9,000m	-
Threshold	1.5%	3.1%	30 bps	8.6%	76%	6.3m	$7,600m	10th
20% of DLTIP awards will vest at threshold, with vesting in a straight line up to 100% if the maximum level of performance is achieved. As explained in the 2023
Directors' Remuneration Policy, one performance share is deemed equal in value at grant to three share options.

Executive Director	Date of grant	Plan	Share type	Awards made during the year	Exercise price	Face value '000	Face value (% of salary)
Sir Dave Lewis	16/03/2026	DLTIP - share options	ORD	306,039	£14.66	£5,625	375%
Sir Dave Lewis	16/03/2026	DLTIP - performance shares	ORD	306,039		£5,625	375%
Nik Jhangiani	08/09/2025	DLTIP - share options	ORD	151,472	£20.34	£3,240	360%
Nik Jhangiani	08/09/2025	DLTIP - performance shares	ORD	151,472		£3,240	360%

123	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

The proportion of the awards outlined that will vest is dependent on the achievement of performance conditions and continued employment, and the actual value received may be nil. The vesting outcomes will be disclosed in the 2028 Directors' Remuneration Report.
In accordance with the plan rules, the number of performance shares and share options granted under the DLTIP was calculated by using the average closing ordinary share (ORD) price for the last six months of the preceding financial year for Nik Jhangiani, and the six months prior to the appointment date for Sir Dave Lewis
(£21.39 and £18.38, respectively). This price is used to determine the face value in the table above. In accordance with the plan rules, the exercise price was calculated using the average closing ORD price of the three days preceding the grant date (£20.34 and £14.66, respectively).

Outstanding share plan interests

Plan name	Date of award	Performance period	Year of vesting	Award calculation share price	Exercise price	Number of shares/options at 30 June 2025(1)	Granted	Vested/ exercised	Dividend equivalent shares released	Lapsed	Number of shares/ options at 30 June 2026(1)
Debra Crew(2)
DLTIP - Share Options	Sep 2022	2022-2025	2025		$176.95	26,629				26,629	—	ADR
DLTIP - Share Options	Sep 2023	2023-2026	2026		$166.67	36,971				36,971	—	ADR
DLTIP - Share Options	Sep 2024	2024-2027	2027		$132.46	48,182				48,182	—	ADR
Total unvested share options subject to performance in ordinary shares											—	ORD
DLTIP - Share Options(3)	Sep 2020	2020-2023	2023		$133.88	23,308					23,308	ADR
Total vested but unexercised share options in ordinary shares(4)											93,232	ORD
DLTIP - Performance Shares	Sep 2022	2022-2025	2025	$195.29		26,629		3,328	288	23,301	—	ADR
DLTIP - Performance Shares	Sep 2023	2023-2026	2026	$177.50		36,971				36,971	—	ADR
DLTIP - Performance Shares	Sep 2024	2024-2027	2027	$141.99		48,182				48,182	—	ADR
DESAP - Performance Shares(5)	Mar 2022	2023-2025	2026	$197.06		8,796				1,802	6,994	ADR
DESAP - Performance Shares(5)	Mar 2022	2024-2026	2027	$197.06		8,930				3,119	5,811	ADR
DESAP - Performance Shares(5)	Mar 2022	2025-2027	2028	$197.06		8,930				4,014	4,916	ADR
Total unvested shares subject to performance in ordinary shares(4)											70,884	ORD
DESAP - Restricted Stock Unit(5)	Mar 2022		2027	$197.06		8,796		2,398		3,073	3,325	ADR
DESAP - Restricted Stock Unit(5)	Mar 2022		2028	$197.06		8,930		2,060		4,014	2,856	ADR
DESAP - Restricted Stock Unit(5)	Mar 2022		2029	$197.06		8,930		1,785		4,669	2,476	ADR
Total unvested shares not subject to performance in ordinary shares(4)											34,628	ORD
Nik Jhangiani
DLTIP - Share Options	Sep 2024	2024-2027	2027		£24.79	115,796					115,796	ORD
DLTIP - Share Options	Sep 2025	2025-2028	2028		£20.34		151,472				151,472	ORD
Total unvested share options subject to performance in ordinary shares											267,268	ORD
DLTIP - Performance Shares	Sep 2024	2024-2027	2027	£27.98		115,796					115,796	ORD
SRA - Performance Shares(6)	Sep 2024	2024-2026	2026	£27.98		42,172		42,172			—	ORD
DLTIP - Performance Shares	Sep 2025	2025-2028	2028	£21.39			151,472				151,472	ORD
Total unvested shares subject to performance in ordinary shares											267,268	ORD
SRA - Restricted Stock Unit(6)	Sep 2024		2026	£27.98		58,970		58,970			—	ORD
SRA - Restricted Stock Unit(6)	Sep 2024		2027	£27.98		8,934					8,934	ORD
SRA - Restricted Stock Unit(6)	Sep 2024		2027	£27.98		53,609					53,609	ORD
Deferred Bonus Share Plan(7)	Sep 2025		2028	£20.34			10,924				10,924	ORD
Total unvested shares not subject to performance in ordinary shares											73,467	ORD
Sir Dave Lewis
DLTIP - Share Options	Mar 2026	2025-2028	2028		£14.66		306,039				306,039	ORD
Total unvested share options subject to performance in ordinary shares											306,039	ORD
DLTIP - Performance Shares	Mar 2026	2025-2028	2028	£18.38			306,039				306,039	ORD
Total unvested shares subject to performance in ordinary shares											306,039	ORD

124	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

Directors' remuneration report continued
(1)For unvested awards, this is the number of shares/options initially awarded. For exercisable share options, this is the number of outstanding options. All share options have an expiry date of 10 years after the date of grant (unless changed on leaving).
(2)The shareholding information for Debra Crew is stated as at her resignation date from the Board on 16 July 2025, and treatment of awards on termination.
(3)The total number of share options granted under the DLTIP in 2020 showing as outstanding as at 30 June 2026 are vested but unexercised share options.
(4)ADRs have been converted to ORDs (one ADR is equivalent to four ordinary shares) for the purpose of calculating the total number of vested and unvested shares and options.
(5)Debra Crew was granted a number of performance shares and restricted stock units under the DESAP in March 2022. As set out under the terms of Debra's departure, the DESAP performance shares will vest based on a performance hurdle of winning or holding market share in at least 2/3rds of total NSV in measured markets over the respective three-year performance periods (F23-F25 for awards due to vest in September 2026, F24-F26 for awards due to vest in September 2027 and F25-F27 for awards due to vest in September 2028).
The DESAP restricted stock units vest on their normal dates. The restricted stock units shown as 'Vested/exercised' were vested and sold to satisfy Debra Crew’s Section 409A tax liabilities on termination, with the resulting proceeds remitted to the relevant tax authorities.
(6)These awards were granted to Nik Jhangiani on joining Diageo as compensation for loss of in-flight long-term incentives from his former employer. Details on grant were set out on page
125 in the 2025 Annual Report.
(7)Shares under the Deferred Bonus Share Plan were awarded to Nik Jhangiani on 8 September 2025. The award was made as conditional RSUs that will vest after three years, with the grant value based on one-third deferral (pre-tax) of the fiscal 25 Annual Incentive Plan award (£222,187.50) and a grant price of £20.34 (three-day average preceding the grant date).
(i)No share options were exercised by Executive Directors during the year.
(ii)DLTIP awards of performance shares and share options are subject to a three-year performance period, followed by a two-year retention period post-vesting.

Directors’ shareholding requirement and share interests
The beneficial interests of the Directors who held office during the year ended 30 June 2026 (and their connected persons) in the ordinary shares (or ordinary share equivalents) of the company are shown in the table below.

	Ordinary shares or equivalent(1)(2)
	10 August 2026	30 June 2026 (or date of cessation, if earlier)	30 June 2025 (or date of appointment if later)	Shareholding requirement (% salary)(3)	Shareholding at 30 June 2026 (% salary)(3)	Shareholding requirement met
Chair
Sir John Manzoni	9,935	9,137	4,348
Executive Directors
Debra Crew(4)(5)(6)	—	166,100	166,100	500%	n/a	All shares held on exit to retained to September 2027
Sir Dave Lewis	—	—	—	500%	0%	No - to be met by December 2030
Nik Jhangiani	127,588	127,561	73,750	400%	223%	No - to be met by December 2029
Non-Executive Directors
Susan Kilsby(4)	2,600	2,600	2,600
Melissa Bethell	2,668	2,668	2,668
Valérie Chapoulaud-Floquet	2,284	2,284	2,224
Ireena Vittal	—	—	—
Karen Blackett CBE	702	702	702
Julie Brown	2,700	2,700	2,700
John Rishton(7)	3,274	3,274	—
Notes
(1)Each person listed beneficially owns less than 1% of Diageo’s ordinary shares. Ordinary shares held by Directors have the same voting rights as all other ordinary shares.
(2)Any change in shareholding between the end of the financial year on 30 June 2026 and the last practicable date before publication of this report, being 10 August 2026, is outlined in the table above.
(3)For Sir Dave Lewis and Nik Jhangiani both the shareholding requirement and shareholding at 30 June 2026 are expressed as a percentage of base salary on 30 June 2026 and calculated using a three-month average share price for period ended 30 June 2026 of £15.08. For the purposes of the shareholding requirement, any vested but unexercised share options, and pre-tax conditional Deferred Bonus Share Plan (DBSP) awards, are reflected on an estimated net of tax basis.
(4)Debra Crew and Susan Kilsby have share interests in ADRs (one ADR is equivalent to four ordinary shares). The share interests in the table are stated as ordinary share equivalents.
(5)The total share interests shown above include post-tax DBSP shares for Debra Crew (1,309 ADRs).
(6)Debra Crew resigned from the Board on 16 July 2025. Under the post-employment shareholding requirement policy, Debra is required to continue to hold Diageo shares equal in value to
500% of her salary, or actual shareholding if lower, for two years post-cessation of employment.
(7)John Rishton joined the Board on 1 November 2025.
Relative importance of spend on pay
The graphs below illustrate the relative importance of spend on pay (total remuneration of all group employees) compared with distributions to shareholders and the percentage change from the year ended 30 June 2025 to the year ended 30 June 2026. There are no other significant distributions or payments of profit or cash flow.
Distributions to shareholders
(19.7)%
Staff pay
2.5%

125	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

CEO total remuneration and TSR performance
The graph below shows the total shareholder return for Diageo plc and the FTSE 100 Index since 30 June 2016 and demonstrates the relationship between pay and performance for the Chief Executive Officer, using current and previously published single total remuneration figures. The FTSE 100 Index has been chosen because it is a widely recognised performance benchmark for large companies in the United Kingdom.

Total shareholder return value of hypothetical £100 holding	Chief Executive Officer total remuneration (includes legacy LTIP awards) (£'000)

ò	Diageo
ò	FTSE 100
ò	Chief Executive Officer total remuneration

	Ivan Menezes(1) £'000 F17	Ivan Menezes(1) £'000 F18	Ivan Menezes(1) £'000 F19	Ivan Menezes(1) £'000 F20	Ivan Menezes(1) £'000 F21	Ivan Menezes(1) £'000 F22	Ivan Menezes(1) £'000 F23	Debra Crew(1) £'000 F23	Debra Crew(1) £'000 F24	Debra Crew(1) £'000 F25	Debra Crew(2) £'000 F26	Nik Jhangiani(2) £'000 F26	Sir Dave Lewis(2) £'000 F26
CEO total remuneration(2)	3,399	8,995	11,776	2,273	6,019	7,343	10,582	403	3,026	3,638	79	1,317	1,429
Annual incentive(3)	68.0%	70.0%	61.0%	0.0%	93.8%	93.8%	37.3%	35.4%	24.8%	42.0%	—	28.5%	35.2%
Share options(3)	0.0%	60.0%	73.1%	27.5%	10.0%	61.5%	77.5%	77.5%	0.0%	0.0%	—	—	—
Performance shares(3)	0.0%	70.0%	89.3%	10.0%	29.3%	59.3%	98.7%	98.8%	58.9%	12.5%	—	—	—
(1)To enable comparison, Ivan Menezes’ and Debra Crew's single total figure of remuneration has been converted into sterling using the average weighted exchange rate for the relevant financial year. The figure represented in the graph for fiscal 23 is the combined single figure total for Ivan Menezes and Debra Crew.
(2)The figure represented in the graph for fiscal 26 is the combined single figure total for Debra Crew (converted to GBP using the average weighted exchange rate for fiscal 26), Nik
Jhangiani's pro-rata total during the period as Interim Chief Executive Officer (16 July 2025 to 31 December 2025), and Sir Dave Lewis (from 1 January 2026).
(3)% of total maximum opportunity. F25 total also includes a DESAP award which will vest at 100% of maximum opportunity, granted prior to Debra Crew's appointment as Chief
Executive. 12.5% shown above reflects the 2022 DLTIP performance share element only for consistency year-on-year.

Remuneration for the wider workforce and CEO pay ratio
Alignment of Executive pay with the wider workforce
There is clear alignment in the approach to pay for executives and the wider workforce in the way that remuneration principles are followed, as well as the mechanics of the salary review process and incentive plan design, which are broadly consistent throughout the organisation. There is a strong focus on performance-related pay and one we will look to further strengthen under our new Policy, and the performance measures under the annual incentive plan and long-term incentive plan are the same for executives and other eligible employees. The reward package for Executive Directors is consistent with that of the senior management population, however, a much higher proportion of total remuneration for the Executive Directors is linked to business performance, compared to the rest of the employee population.
The structure of our reward packages is based on the principle that it should enable Diageo to attract and retain the best talent globally within our broader industry. It is driven by local market practice, as well as the level of seniority and accountability, reflecting the global nature of our business. Diageo is committed to fostering an inclusive and diverse workplace, and creating a culture where every individual can thrive. Reflective of this, pay parity and consistency of treatment for all employees are critical to the reward practices across the organisation and an area of key focus for the Committee and Diageo. The reward framework is regularly reviewed to ensure employees are rewarded fairly and appropriately, in line with the business strategy, performance outcomes, competitive market practice and our inclusion agenda.
During the year, and following the introduction of this format in 2024, the Remuneration Committee Chair explained to employees the Directors' Remuneration
Policy, the role of the Committee, executive remuneration principles and structure and sought their feedback on wider reward matters during two global workforce engagement sessions.
Remuneration Committee review of wider workforce pay
Each year, the Remuneration Committee has a detailed session reviewing wider workforce remuneration to assess practice across Diageo. In fiscal 26, the review focused on:
•the prior year’s annual reward cycle outcomes;
•retaining talent in a global market including a spotlight on key talent segments within Diageo that are critical to our success;
•the level of differentiation across our reward programmes and alignment with performance;
•an update on new global programmes such as 'One World' (Diageo's global all employee share plan), and our innovative new approach to supporting globally mobile talent;
•a review of Diageo's Sales Incentive Plans to ensure they support commercial excellence; and

126	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

Directors' remuneration report continued
•an update on pay transparency and pay fairness in the context of the EU Pay Transparency Directive and increasing emphasis globally.
The Committee also again considered the challenges of attracting and retaining critical talent in a global marketplace at all levels, and reviewed the all-employee reward priorities for the coming year. Information on wider workforce reward is also provided as required throughout the year to enable the Committee to consider the broader employee context when making executive remuneration decisions, for example the annual salary increase budgets by country.
Supporting our employees
We continue to focus on all aspects of the wellbeing of our employees. Our global group of wellbeing champions work with regional and market teams to drive wellbeing initiatives locally, coming together each quarter for a global connect.
We continually monitor the cost-of-living in all our geographies using a formal monitoring process and have implemented actions, typically by awarding off-cycle salary increases in high-inflation geographies. In fiscal 26, we continued to embed our One World all employee global share plan, available in over 50 countries. On its introduction in fiscal 25, 17,000 eligible employees were awarded £500 of Free Shares, creating 15,000 new Diageo shareholders. We continually look to enhance our employee offering, innovating with our market-leading benefit policies that support and demonstrate our commitment to supporting all our employees. We believe that our market leading benefits support the attraction and, crucially, retention of the best talent.
CEO pay ratio
In accordance with The Companies (Miscellaneous Reporting) Regulations 2018, the table below sets out Diageo’s CEO pay ratios for the year ended 30 June 2026.
These CEO pay ratios provide a comparison of the Chief Executive Officer’s total remuneration based on the sum total single figure of remuneration for CEOs in role across fiscal 26: Debra Crew (converted to GBP), Nik Jhangiani's period as Interim CEO, and Sir Dave Lewis. This is compared to the equivalent remuneration for the employees paid at the 25th (P25), 50th (P50) and 75th (P75) percentile of Diageo’s workforce in the United Kingdom. Also shown are the salary and total remuneration for each quartile employee.

Year	Method	25th percentile pay ratio	Median pay ratio	75th percentile pay ratio
2026(1)	Option A(4)	59:1	43:1	35:1
2026	Total pay and benefits	£47,822	£65,879	£80,825
2026	Salary	£39,351	£48,921	£65,447
2025(2)	Option A(4)	72:1	54:1	42:1
2024(2)	Option A(4)	68:1	50:1	39:1
2023(2)(3)	Option A(4)	231:1	177:1	137:1
2022	Option A(4)	146:1	114:1	90:1
2021	Option A(4)	127:1	100:1	79:1
2020	Option A(4)	50:1	38:1	31:1
2019	Option A(4)	265:1	208:1	166:1
(1)The CEO total single figure of remuneration figure (see page 118 for details) in fiscal 26 used in the calculation of the CEO pay ratio is based on the combined total of Debra Crew (to 16
July 2025), Nik Jhangiani (for the period as Interim Chief Executive between 16 July 2025 to 31 December 2025) and Sir Dave Lewis (from 1 January 2026). Totals are shown on page
125.
(2)Pay ratios have been updated to reflect the value of the updated prior year single figure of remuneration which incorporates long-term incentives based on the actual share price at vesting, rather than the average share price in the last three months of the financial year which had been used for the original disclosure.
(3)2023 CEO pay ratios comprise the sum of both Sir Ivan Menezes' and Debra Crew's total single figure of remuneration converted to sterling.
(4)Only people employed in the United Kingdom and with the same number of contractual working hours throughout the full 12-month period have been included in the calculation.
Inclusion of employees outside of this group would require a complex simulation of full-time annual remuneration based on a number of assumptions and would not have a meaningful impact on the ratio.
Methodology
Consistent with the approach for Diageo’s disclosure in previous years, the methodology used to identify the employees at each quartile for 2026 is Option A, as defined in the regulations. We believe this is the most robust and accurate approach, and is in line with shareholder expectations.
Total full-time equivalent remuneration for employees reflects all pay and benefits received by an individual in respect of the relevant year and has, other than where noted below, been calculated in line with the methodology for the ‘single total figure of remuneration’ for the Chief Executive Officer. The total remuneration calculations were based on data as at 30 June 2026. Actual remuneration was converted into the full-time equivalent for the role and location by pro-rating earnings to reflect full-time contractual working hours and these figures were then ranked to identify the employees sitting at the percentiles. To ensure that the total remuneration for the selected median, 25th and 75th percentile employee is sufficiently representative of those positions, we calculated the total remuneration for a number of employees above and below each of the selected median, 25th and 75th percentile UK employees and used the median value. In light of financial performance outcomes being signed off close to the publication of the Annual Report, the Diageo Group business multiple, which is applicable to the majority of UK employees, has been used to calculate all payments under the annual incentive, although some employees may receive a variation on this multiple in practice. Pension values for each employee are not calculated on an actuarial basis as for the Chief Executive Officer, but rather as the notional cost of the company’s pension contribution during the financial year, according to the relevant section of the pension scheme for each individual. This approach allows meaningful data for a large group of people to be obtained in a more efficient way.
Points to note for the year ended 30 June 2026
The median level of remuneration and resulting pay ratio for 2026 is consistent with the pay and progression policies for Diageo’s UK employees as a whole and reflect the impact of performance-related pay on total remuneration for the year. As the Chief Executive Officer role has a larger proportion of their total remuneration linked to business performance than other employees in the UK workforce, the ratio has reduced at each quartile in fiscal 26, driven by lower annual incentive and cumulative long-term incentive totals when compared to fiscal 25.
Payments to past Directors
Lavanya Chandrashekar was granted a DLTIP award in 2023, while Chief Financial Officer and Executive Director, subsequently stepping down and resigning from the Board on 1 September 2024 part way through the 2023 DLTIP performance period. Consistent with the performance outcomes on page 121, 12.7% of the

127	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

performance share element of the award will vest and be released on completion of a further two-year holding period. The share options lapse, having not met the performance conditions. As set out in the fiscal 24 Directors' Remuneration Report, Lavanya's DLTIP awards were retained on a pro-rated basis, subject to performance conditions, on leaving Diageo.

	Award	Award Date	Awarded (ADRs)	Vesting (% Max)	Vesting (ADRs)	Option price	ADR grant price	Dividend equivalent shares	Estimated value ($'000)(1)
Lavanya Chandrashekar(1)	Performance Shares	04/09/2023	8,291	12.7%	1,052	—	$177.50	117	$94
	Share Options	04/09/2023	8,291	0%	—	$166.67	$177.50	—	—
(1)The number of ADRs and the resulting value of DLTP performance share awards and options relating to Lavanya Chandrashekar in the table above are pro-rata figures that reflect the proportion of the three-year performance period in which she was in role as Chief Financial Officer before stepping down from the Board on 1 September 2024. The total number of performance shares and share options was 21,182 for both awards, with each being reduced and pro-rated for time employed to 10,629 on leaving Diageo. 1,349 performance shares vested in total of which 1,052 is shown above in relation to the proportion of time as Chief Financial Officer and Executive Director. The total value of the vested award including dividend equivalent shares (117 ADRs) is $94,351, based on an average ADR price for the last three months of the fiscal year ($80.74). No DLTIP share options vested.
Payments for loss of office
Debra Crew stepped down as Chief Executive and as a Director of Diageo on 16 July 2025, and ceased to be an employee on 30 September 2025, with the relevant details and values (where applicable) on the Committee’s determination of terms including the exercise of discretion set out in the 2025 Directors’ Remuneration
Report (page 131). Payments incurred in fiscal 26 were in relation to pay and benefits during a period of garden leave between 16 July 2025 and 30 September 2025
($510,549). The remainder of Debra’s 12-month contractual notice period has been paid as pay-in-lieu of notice (PILON) covering salary and benefits totalling
$1,490,562 in fiscal 26 (with three months' of PILON entitlement to be incurred in fiscal 27 ($496,854)). Relocation expenses and reimbursements were provided in accordance with the Company’s Global Mobility Policy at a cost (including any required tax gross up on cash reimbursements) of £89,813 in fiscal 26.

Non-Executive Directors
Fee policy
No changes were made to the Chair's fee or Non-Executive Directors fees in fiscal 26.

	2026	2025
Per annum fees	£'000	£'000
Chair of the Board	700	700
Non-Executive Directors
Base fee	113	113
Senior Independent Director	38	38
Chair of the Audit Committee	38	38
Chair of the Remuneration Committee	38	38
Workforce Engagement Lead	20	20
Single total figure of remuneration for Non-Executive Directors

	Fees £'000		Taxable benefits £'000(1)		Total £'000(2)
	2026	2025	2026	2025	2026	2025
Chair
Sir John Manzoni(3)	700	351	4	2	704	354
Non-Executive Directors
Susan Kilsby	188	185	25	19	212	204
Julie Brown(4)	150	135	8	2	158	138
Karen Blackett CBE	133	131	6	3	138	134
Melissa Bethell	113	111	6	4	118	115
Valérie Chapoulaud-Floquet	113	111	12	23	125	134
Ireena Vittal	113	111	11	13	124	124
John Rishton(5)	75	—	6	—	81	—
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
(2)Total may not sum to fees and taxable benefits columns due to rounding.
(3)Sir John Manzoni was appointed as Chair of the Board on 5 February 2025, having served as a Non-Executive Director since 1 October 2020.
(4)Julie Brown was appointed to the Board on 5 August 2024.
(5)John Rishton was appointed to the Board on 1 November 2025.

128	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

Directors' remuneration report continued
Looking ahead to 2027

Salary increases for the year ending 30 June 2027
The Remuneration Committee reviewed base salaries for Executive Committee members and agreed the following increases for the Chief Executive Officer and
Chief Financial Officer, effective 1 October 2026.  Both increases are below the average level of increase across the UK wider workforce, and in line with those in the United States. This is the first increase in salary for Nik Jhangiani since appointment on 1 September 2024.

	Sir Dave Lewis		Nik Jhangiani
Salary at 1 October ('000)	2026	2025	2026	2025
Base salary	£1,545	n/a1	£927	£900
% increase	3.0%	n/a	3.0%	0%
1.Sir Dave Lewis was appointed to the Board on 1 January 2026.

Annual incentive design for the year ending 30 June 2027
The measures and targets for the Annual Incentive Plan (AIP) are reviewed annually by the Remuneration Committee and are carefully chosen to drive financial and individual business performance goals related to the company’s short-term strategic operational objectives. As set out in the Chair's statement on page 105, and following extensive discussion as a Committee and valuable engagement with shareholders on our Policy and implementation proposals, we have reduced the number of performance measures in the AIP in fiscal 27. The plan design for Executive Directors for the year ending 30 June 2027 will comprise the following performance measures and weightings:
•Net Sales Value (% growth) (40% weighting): a key performance measure of year-on-year top line growth;
•Operating Profit (% growth) (40% weighting): stretching profit targets drive operational efficiency and influence the level of returns that can be delivered to shareholders through increases in share price and dividend income not including exceptional items or exchange; and
•Individual Business Objectives (20% weighting): measurable deliverables that are specific to the individual and are focused on supporting the delivery of key strategic objectives.
The Committee has discretion to adjust the payout to reflect appropriately an individual's contribution or the overall business context.
Details of the targets for the year ending 30 June 2027 will be disclosed retrospectively in next year’s annual report, by which time they will no longer be deemed commercially sensitive by the Board. The annual incentive opportunity for Executive Directors will remain consistent with prior years, equal to 100% of base salary at target, with a maximum opportunity of 200% of base salary.

Long-term incentive awards to be made in the year ending 30 June 2027
The long-term incentive plan measures are reviewed annually by the
Remuneration Committee and are selected to reward long-term sustainable performance in line with Diageo’s business strategy and in alignment with the delivery of value for shareholders.
For the awards to be made in fiscal 27, we are introducing earnings per share
(eps) growth which captures value creation per share and our delivery of optimised returns over time, and is therefore directly linked to the experience of
Diageo shareholders. We will retain adjusted return on invested capital (ROIC)
introduced last year ensuring growth is capital efficient. Cumulative free cash flow (FCF) will move from the Senior Executive Share Option Plan (SESOP) to the Performance Share Plan (PSP) maintaining focus on our cash flow commitment and acting as a quality of earnings check. Together these three measures assess whether Diageo is growing, whether we are doing so efficiently, and whether we are cash generative.
Subject to the approval of the proposed Directors' Remuneration Policy, DLTIP awards will be granted to Executive Directors in November 2026 and will comprise awards of both performance shares and share options, based on stretching targets against the key performance measures as outlined in the table on page 129 assessed over a three-year performance period.
To enable us to be more competitive, reduce complexity and provide greater clarity for management, we will remove performance measures from the SESOP under our new Directors' Remuneration Policy. As detailed in the earlier pages of this remuneration report (see page 104) we believe performance conditions under an option plan operate as a 'double hurdle'. Our SESOP plan already requires share price appreciation before any value is delivered, and is consequently intrinsically aligned to the shareholder experience.
The performance measures for the PSP element of the DLTIP in fiscal 27 are:
•Earnings per Share growth (% growth) (40% weighting): a pre-exceptionals growth measure which assesses value creation;
•Free Cash Flow ($bn cumulative) (40% weighting): maintains a focus on cash generation; and
•Adjusted Return on Invested Capital (cumulative bps improvement) (20%
weighting): ensures we reward capital efficient growth.
We have set out more detail on the target setting process and the considerations against the backdrop of our transformation within the Committee Chair's letter on page 105. Full definitions for each measure are shown on the next page below the table which details the measures and targets.
The performance share element of the DLTIP applies to the Executive
Committee and the top level of senior leaders across the organisation worldwide, while the share option element is applicable to a much smaller population comprising only members of the Executive Committee. One market-
priced option is valued at one-third of a performance share.
The table below summarises the annual DLTIP award for Sir Dave Lewis and
Nik Jhangiani to be made in 2026, subject to approval of the proposed Directors'
Remuneration Policy.

Grant value (% salary)	Chief Executive Officer Sir Dave Lewis	Chief Financial Officer Nik Jhangiani
	Performance share equivalents (1 share: 3 options)
Performance shares	525%	430%
Share options	125%	120%
Total	650%	550%

129	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

Performance conditions for long-term incentive awards to be made in the year ending 30 June 2027(1)

	Performance shares
	Earnings per share growth (CAGR)(2)	Cumulative free cash flow ($m)(3)	Improvement in adjusted return on invested capital (4)	Vesting schedule
Weighting (% total)	40%	40%	20%
Maximum	12.0%	$10,000m	230 bps	100%
Target	8.0%	$9,000m	130 bps	50%
Threshold	4.0%	$8,000m	30 bps	20%
(1)Details of the considerations taken into account when setting the targets for the Performance Share Plan element of the DLTIP by the Committee are set out on page 128. Awards under the Senior Executive Share Option Plan (SESOP) have no performance conditions with vesting subject only to continued employment.
(2)Earnings per share growth: year-over-year growth in earnings per share before exceptional items, adjusted to exclude the effects of foreign exchange translation, acquisitions and disposals, fair value remeasurements, hyperinflation impacts, income from associates and changes in the effective tax rate.
(3)Cumulative total free cash flow over the three-year performance period, based on cash flow generated from operating profit, including the add-back of non-cash operating items (i.e.
depreciation, hyperinflation and other inorganic activities), and adjusted to exclude the effects of foreign exchange translation, exceptional items, acquisitions, disposals, and dividends received from associates.
(4)Adjusted return on invested capital is calculated based on the cumulative basis points improvement over the F27-F29 performance period, measured each fiscal year, calculated as Net
Operating Profit After Tax (NOPAT) divided by average invested capital, adjusted in accordance with the company's LTIP methodology. NOPAT is adjusted to exclude the effects of foreign exchange translation, acquisitions and disposals, exceptional items, fair value remeasurements, hyperinflation impacts, income from associates and changes in the effective tax rate. Invested capital is adjusted to exclude the impacts of acquisitions, disposals, investments in associates, financial assets and liabilities, and impairment-related balance sheet items.
Additional information
Key management personnel related party transactions
Key management personnel of the group comprises the Executive and Non-
Executive Directors, the members of the Executive Committee and the
Company Secretary.
Diageo plc has granted rolling indemnities to the Directors and the Company
Secretary, uncapped in amount, in relation to certain losses and liabilities which they may incur in the course of acting as Directors or Company Secretary (as applicable) of Diageo plc or of one or more of its subsidiaries. These indemnities are categorised as a 'qualifying third-party indemnity' for the purposes of the Companies Act 2006 and continue to be in place at 30 June
2026 on an ongoing basis.
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
Statutory and audit requirements
This report was approved by a duly authorised Committee of the Board of
Directors and was signed on its behalf on 14 August 2026 by Susan Kilsby who is Chair of the Remuneration Committee.
The Board has followed the principles of good governance as set out in the UK
Corporate Governance Code and complied with the regulations contained in the
Schedule 8 of the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008, the UK Listing Rules and the relevant schedules of the Companies Act 2006.
The annual remuneration report is subject to an advisory vote by shareholders at the AGM on 5 November 2026, alongside a binding shareholder vote on the proposed Directors' Remuneration Policy at the same meeting. Terms defined in this Directors' Remuneration Report are used solely herein.

130	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

Directors’ report
Directors’ report
The Directors present the Directors’ report and audited consolidated financial statements for the year ended 30 June 2026.
Corporate governance statement
The corporate governance statement, prepared in accordance with the applicable requirements of the Disclosure Guidance and Transparency Rules and the UK
Listing Rules, comprises the following sections of the Annual Report: the
‘Corporate governance report’, the ‘Audit Committee report’ and the
‘Additional information for shareholders’.
Company status
Diageo plc is a public limited liability company incorporated and domiciled in
England and Wales with registered number 23307 and registered office and principal place of business at 16 Great Marlborough Street, London W1F 7HS,
United Kingdom. The company’s agent in the United States is General Counsel,
Diageo North America, Inc., 175 Greenwich Street, 3 World Trade Center, New
York, NY 10007, United States. The company was incorporated on 21 October
1886. It is the ultimate holding company of the group, a full list of whose subsidiaries, partnerships, associates, joint ventures and joint arrangements is set out in note 10 to the financial statements set out on pages 199-203.
Directors
The Directors of the company who currently serve are shown in the section
‘Board of Directors’ on pages 73 and 74, and the names of additional and former Directors who served during the year are listed on page 72. In accordance with the UK Corporate Governance Code, all Directors will retire at the AGM and offer themselves for re-appointment. Further details of Directors’
contracts, remuneration and their interests in the shares of the company at 30
June 2026 are given in the Directors’ Remuneration Report. The Directors’
powers are determined by UK legislation and Diageo’s articles of association.
The Directors may exercise all the company’s powers, unless Diageo’s articles of association or applicable legislation also require the company to seek shareholders' approval.
Auditor
A resolution to recommend the re-appointment of PricewaterhouseCoopers LLP as an external auditor of the company will be submitted for shareholders’
approval to the AGM due to be held in November 2026.
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
Major shareholders
At 30 June 2026, the following substantial interests (3% or more) in the company’s ordinary share capital (voting securities) had been notified to the company:

Shareholder	Number of ordinary shares	Percentage of issued ordinary share (excluding treasury shares)	Date of notification of interest
BlackRock Investment Management (UK) Limited (indirect holding)(1)	147,296,928	5.89%	3 December 2009
Capital Research and Management Company (indirect holding)	124,653,096	4.99%	28 April 2009
Massachusetts Financial Services Company (indirect holding)(2)	111,560,606	4.99%	29 February 2024
Artisan Partners Limited Partnership (indirect holding)	111,928,723	5.03%	17 April 2026
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
The company has not been notified of any other substantial interests in its securities since 30 June 2026. The company’s substantial shareholders do not have different voting rights. Diageo, so far as is known by the company, is not directly or indirectly owned or controlled by another corporation or by any government. Diageo knows of no arrangements, the operation of which may at a subsequent date result in a change of control of the company.
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
Contributions of approximately $1.74 million (2025: $1.36 million) were made by Diageo North America, Inc. during the financial year to state and local candidates and committees, consistent with applicable laws. Additionally, our
Australian based subsidiary made contributions, solely at its own discretion, totalling approximately $0.06 million (2025: $0.09 million).

131	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

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
As at the close of business on 5 August 2026, 270,576,312 ordinary shares, including those held through American Depositary Shares (ADSs), were held by approximately 1,667 holders (including American Depositary Receipt (ADR)
holders) with registered addresses in the United States, representing approximately 12.15% of the outstanding ordinary shares (excluding treasury shares). At such date, 67,714,186 ADSs were held by 1,896 registered ADR holders. Since certain of such ordinary shares and ADSs are held by nominees or former Grand Metropolitan PLC or Guinness plc ADR holders who have not re-registered their ADSs, the number of beneficial owners may be higher.
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
Direct and indirect payments by the Depositary
The Depositary reimburses Diageo for certain expenses it incurs in connection with the ADR programme, subject to a ceiling set out in the Deposit Agreement pursuant to which the Depositary provides services to Diageo. The Depositary has also agreed to waive certain standard fees associated with the administration of the programme. Under the contractual arrangements with the Depositary,
Diageo has received approximately $5.13 million arising out of fees charged in respect of dividends paid during the year and issuance and cancellation fees to cover the Company's ADR programme costs. These payments are received for expenses associated with non-deal road shows, third-party investor relations consultant fees and expenses, Diageo’s cost for administration of the ADR programme not absorbed by the Depositary and related activities (e.g. expenses associated with the AGM), travel expenses to attend training and seminars, exchange listing fees, legal fees, auditing fees and expenses, the SEC filing fees, expenses related to Diageo’s compliance with US securities law and regulations
(including, without limitation, the Sarbanes-Oxley Act) and other expenses incurred by Diageo in relation to the ADR programme.
Articles of association
The company is incorporated under the name Diageo plc, and is registered in
England and Wales under registered number 23307. The following description summarises certain provisions of Diageo’s articles of association (as adopted by special resolution at the Annual General Meeting on 6 November 2025) and
applicable English law concerning companies (the Companies Acts), in each case as at 5 August 2026. This summary is qualified in its entirety by reference to the
Companies Acts and Diageo’s articles of association. Investors can obtain copies of
Diageo’s articles of association by contacting the Company Secretary at: the
cosec@diageo.com. Any amendment to the articles of association of the company may be made in accordance with the provisions of the Companies Act 2006 by way of special resolution. The company plans to propose changes to its articles of association at the upcoming Annual General Meeting in November 2026 and the recommended changes will be set out in the Notice of Meeting.
Directors
Diageo’s articles of association provide for a Board of Directors, consisting
(unless otherwise determined by an ordinary resolution of shareholders) of not fewer than three Directors and not more than 25 Directors, in which all powers to manage the business and affairs of Diageo are vested.
A Director does not vote on, or count towards the quorum in relation to, any resolution of the Board in respect of any contract in which they have an interest and, if they do so, their vote will not be counted. This prohibition does not apply to any resolution where that interest cannot reasonably be regarded as likely to give rise to a conflict of interest or where that interest arises only from certain specified matters, including: (a) indemnifying the Director in respect of obligations incurred at the request of or for the benefit of the company or any of its subsidiary undertakings; (b) indemnifying a third party in respect of obligations of the company or any of its subsidiary undertakings for which the
Director has assumed responsibility in whole or in part under an indemnity or guarantee or by the giving of security; (c) offers of securities by the company or any of its subsidiary undertakings in which the Director will or may be entitled to participate as a holder of securities; (d) contracts concerning another company in which the Director is the holder of or beneficially interested in less than 1% of any class of the equity share capital of such company; (e) employee benefits in relation to the company or any of its subsidiary undertakings in which the Director will share in a similar manner to other employees; and (f) the purchase or maintenance of insurance against any liability for, or for the benefit of, any Director or Directors or for, or for the benefit of, persons who include
Directors.
The Directors are empowered to exercise all the powers of the company to borrow money, subject to any limitation in Diageo’s articles of association
(currently two times the adjusted capital and reserves of the company as defined in the articles of association), unless previously sanctioned by an ordinary resolution of the company.
Directors are elected by Diageo's shareholders in a general meeting or are appointed by the Board and their appointment is recommended for approval at the next general meeting.
At each Annual General Meeting, all the Directors at the date on which the notice convening the Annual General Meeting is approved by the Board retire from office and may offer themselves for re-election by shareholders. There is no age limit requirement in respect of directors.

132	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

Directors' report continued
Directors may also be removed before the expiration of their term of office in accordance with the provisions of the Companies Acts.
Directors are not required to hold any shares of the company by way of qualification.
Voting rights
At Diageo’s Annual General Meetings, voting is usually conducted on a poll.
On a poll, every shareholder who is present in person or by proxy has one vote for every share held by that shareholder, but a shareholder or proxy entitled to more than one vote need not cast all his/her votes or cast them all in the same way (the deadline for exercising voting rights by proxy is set out in the form of proxy).
In line with Diageo’s articles of association and the Companies Acts, matters are recommended to shareholders for approval as:
•ordinary resolutions, which include resolutions for the election, re-election and removal of Directors, the declaration of final dividends, the appointment and re-appointment of the external auditor, the remuneration report and remuneration policy, and the granting of authority to allot shares; and
•special resolutions, which include resolutions for the amendment of
Diageo’s articles of association, resolutions relating to the disapplication of pre-emption rights, and resolutions modifying the rights of any class of
Diageo’s shares at a meeting of the holders of such class.
An ordinary resolution requires a simple majority of votes cast in favour in order to be passed, while special resolutions require not less than three-quarters of the votes to be cast in favour in order to be passed.
A shareholder is not entitled to vote at any general meeting or class meeting if they have been served with a restriction notice (as defined in Diageo's articles of association) after failure to provide Diageo with information concerning interests in those shares required to be provided under the Companies Acts.
Pre-emption rights and new issues of shares
While holders of ordinary shares have no pre-emptive rights under Diageo’s articles of association, the ability of the Directors to cause Diageo to issue shares, securities convertible into shares or rights to shares, otherwise than pursuant to an employee share scheme, is restricted. Under the Companies Acts, with certain exceptions, the directors need to seek shareholder approval to exercise the power to allot shares, but which in either event cannot last for more than five years. Under the Companies Acts, Diageo may also not allot shares for cash (otherwise than pursuant to an employee share scheme) without first making an offer to existing shareholders to allot shares to them on the same or more favourable terms in proportion to their respective shareholdings, unless this requirement is waived by a special resolution of the shareholders.
Repurchase of shares
Subject to authorisation by special resolution, Diageo may purchase its own shares in accordance with the Companies Acts. Any shares which have been bought back may be held as treasury shares or will be cancelled immediately upon completion of the purchase, thereby reducing the amount of Diageo’s issued share capital.
The Directors’ authority to buy back shares (up to a maximum of 222,565,850 ordinary shares) was renewed at last year’s AGM and will expire at the end of the AGM in 2026. No shares have been repurchased during the year under review. The Directors will propose to seek new authority at the forthcoming
AGM, as set out in the Notice of Meeting. This authority, unless renewed, will expire at the conclusion of the AGM in 2027 or if earlier, 15 months from the passing of the resolution. The Board would only authorise such purchases after careful consideration, taking account of other investment opportunities, appropriate gearing levels, the overall financial position of the group and whether the effect would be an increase in earnings per share and in the best interests of shareholders generally.
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
information concerning interests in those shares required to be provided under the Companies Acts, unless the transfer is shown to the Board to be pursuant to an arm’s-length sale (as defined in Diageo’s articles of association).

133	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

Other information
Other information relevant to the Directors’ report may be found in the following sections of the Annual Report:

Information (including that required by UK Listing Authority Listing Rule 6.6.1)	Location in Annual Report
Agreements with controlling shareholders	Not applicable
Contracts of significance	Not applicable
Details of long-term incentive schemes	Directors’ remuneration report
Directors’ indemnities and compensation	Directors’ remuneration report - Additional information; Consolidated financial statements - note 21 Related party transactions
Dividends	Group financial review; Consolidated financial statements; Consolidated financial statements - note 18 Equity; Other additional information;
Engagement with employees	Corporate governance report - Workforce engagement statement; Our people and culture
Engagement with suppliers, customers and others	Corporate governance report - Stakeholder engagement
Financial risk management	Consolidated financial statements - note 16 Financial instruments and risk management
Future developments	Chair’s statement; Chief Executive’s statement; Our fiscal 26 performance; Our turnaround plan; Market dynamics; Investment case;
Greenhouse gas emissions	Pioneering grain-to-glass sustainability
Interest capitalised	Consolidated financial statements - note 5 Finance income and charges
Internal controls and risk management system	Audit Committee's Report
Non-pre-emptive issues of equity for cash (including in respect of major unlisted subsidiaries)	Not applicable
Parent participation in a placing by a listed subsidiary	Not applicable
Political donations	Directors' report
Provision of services by a controlling shareholder	Not applicable
Publication of unaudited financial information	Unaudited financial information
Purchase of own shares	Repurchase of shares; Consolidated financial statements - note 18 Equity
Research and development	Other additional information - Research and development; Consolidated financial statements - note 4 Operating costs
Review of the business and principal risks and uncertainties	Chief Executive’s statement; Our principal risks and risk management; Pioneering grain-to-glass sustainability; Business review
Share capital - structure, voting and other rights	Consolidated financial statements - note 18 Equity
Share capital - employee share plan voting rights	Consolidated financial statements - note 18 Equity
Shareholder waivers of dividends	Consolidated financial statements - note 18 Equity
Shareholder waivers of future dividends	Consolidated financial statements - note 18 Equity
Streamlined Energy and Carbon Reporting (SECR) disclosures	Pioneering grain-to-glass sustainability
Sustainability and responsibility	Pioneering grain-to-glass sustainability
Waiver of emoluments by a Director	Not applicable
Waiver of future emoluments by a Director	Not applicable
The Directors’ report of Diageo plc for the year ended 30 June 2026 comprises these pages and the sections of the Annual Report referred to under ‘Directors’,
‘Corporate governance statement’ and ‘Other information’ above, which are incorporated into the Directors’ report by reference.
In addition, certain disclosures required to be contained in the Directors’ report have been incorporated into the ‘Strategic report’ as set out in ‘Other information’
above.
The Directors’ report, which has been approved by a duly appointed and authorised committee of the Board of Directors, was signed by its order by Randall Ingber, the Company Secretary, on 17 August 2026.

134	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

Financial statements
Financial
statements

135	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Diageo plc
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheet of Diageo plc and its subsidiaries (the “Group”) as of 30 June 2026 and 30 June 2025, and the related consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for each of the three years in the period ended 30 June 2026, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Group’s internal control over financial reporting as of 30 June 2026, based on criteria established in Internal Control - Integrated Framework
(2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of 30 June 2026 and 30 June 2025, and the results of its operations and its cash flows for each of the three years in the period ended 30 June 2026 in conformity with UK-adopted International Accounting Standards and IFRS Accounting Standards as
issued by the International Accounting Standards Board. Also in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of 30 June 2026, based on criteria established in Internal Control - Integrated Framework
(2013) issued by the COSO.
Basis for Opinions
The Group’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's
Report on Internal Control over Financial Reporting appearing under Part II.15.B. Our responsibility is to express opinions on the
Group’s consolidated financial statements and on the Group's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
Definition and Limitations of Internal Control over Financial Reporting
A group's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A group’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the group; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the group are being made only in accordance with authorizations of management and directors of the group; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the group’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

136	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

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
Uncertain tax positions in respect of indirect taxes in Brazil
As described in Note 19 to the consolidated financial statements, the Group’s current aggregate known possible exposure from tax assessment values in Brazil is up to approximately $1,032 million with no provision in respect to these issues. As disclosed by management, the Group has a large number of ongoing tax cases in Brazil and may be subject to further future tax assessments in this jurisdiction based on the same or similar matters. Where it is possible that a settlement may be reached or it is not possible to make a reliable estimate of the estimated financial effect, appropriate disclosure is made. Management judgement is necessary in assessing the likelihood that a claim will succeed, or a liability will arise.
The principal considerations for our determination that performing procedures related to uncertain tax positions in respect of indirect taxes in Brazil is a critical audit matter are (i) the significant judgements made by management in determining the likelihood that a claim will succeed, or a liability will arise; (ii) a high degree of auditor judgement, subjectivity and effort in performing procedures and evaluating audit evidence related to the assessment of the likelihood; and (iii) the audit effort involved the use of professionals with specialised skill and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the uncertain tax positions associated with indirect taxes. These procedures also included, among others: (i) assessing the reasonableness of information used in determining the likelihood that tax authorities will ultimately prevail; (ii) evaluating management’s assessment of the ongoing tax cases in Brazil and probability of settlement including inspecting opinions from external counsel; (iii) evaluating the status and results of tax audits with the relevant tax authorities; and (iv) evaluating the sufficiency of the Group’s related disclosures.
Professionals with specialised skill and knowledge were used to assist in the evaluation of the likelihood that a claim will succeed, or a liability will arise.
Carrying value of goodwill, brands and investments in associates and joint ventures
As described in Notes 6 and 9 to the consolidated financial statements, the Group’s balances of goodwill, brands and investments in associates and joint ventures are $2,436 million, $8,558 million and $5,284 million, respectively, as of 30 June 2026. In the year ended 30 June 2026, the Group recognised an impairment charge associated with goodwill and brands of $1,274 million. Goodwill and intangible assets that are regarded as having indefinite useful economic lives are not amortised and are reviewed for impairment at least annually or when there is an indication that the assets may be impaired. Associates and joint ventures are initially recorded at cost including transaction costs, and the Group's share of post-acquisition changes in the investee's reserves are recognised under the equity method.  Impairment reviews are carried out to ensure that intangible assets, including brands and investments in associates and joint ventures, are not carried above their recoverable amounts, which is the higher of value in use (‘VIU’) and fair value less costs of disposal (‘FVLCD’). Where the carrying value exceeds the recoverable amount, an impairment charge is recognised.  VIU is determined using management’s estimates of forecast future cash flows, discount rates and long-term growth rates. FVLCD is determined using different assumptions, which may include quoted market prices, market capitalisations, valuation multiples for comparable companies applied to earnings, discounted cash flows, recent market transactions and other relevant market information.
Such estimates and judgements are subject to change as a result of changing economic conditions and actuals may differ from forecasts.
The principal considerations for our determination that performing procedures relating to the carrying value of goodwill, brands and investments in associates and joint ventures is a critical audit matter are: (i) the significant judgement by management when developing the recoverable amounts; (ii) a high degree of auditor judgement, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions related to volume, net sales,  costs, operating profit margins, long-term growth rates, discount rates and valuation multiples; and (iii) the audit effort involved the use of professionals with specialised skill and knowledge.

137	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s impairment reviews of goodwill, brands and investments in associates and joint ventures. These procedures also included, among others (i) testing management’s process for developing the recoverable amounts, (ii) evaluating the appropriateness of the methodology used by management to estimate VIU and FVLCD, (iii) testing the completeness and accuracy of the underlying data used in the calculations; (iv) evaluating the reasonableness of the significant assumptions used by management related to volume, net sales, costs, operating profit margins, long-term growth rates, discount rates and valuation multiples. Evaluating management’s assumptions related to volume, net sales, costs and operating profit margins involved evaluating whether the assumptions used by management were reasonable considering (i) current and past performance; (ii) the consistency with external market and industry data; and (iii) whether the assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialised skill and knowledge were used to assist in evaluating the reasonableness of discount rates, long-term growth rates and valuation multiples assumptions.
/s/ PricewaterhouseCoopers LLP
London, United Kingdom
18 August 2026
We have served as the Company's auditor since 2015.

138	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

THIS PAGE IS INTENTIONALLY LEFT BLANK

139	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

THIS PAGE IS INTENTIONALLY LEFT BLANK

140	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

THIS PAGE IS INTENTIONALLY LEFT BLANK

141	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

THIS PAGE IS INTENTIONALLY LEFT BLANK

142	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

THIS PAGE IS INTENTIONALLY LEFT BLANK

143	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

Financial statements
Consolidated income statement

		Year ended 30 June 2026	Year ended 30 June 2025	Year ended 30 June 2024
	Notes	$ million	$ million	$ million
Sales	2	27,762	27,964	27,891
Excise duties	4	(8,119)	(7,719)	(7,622)
Net sales	2	19,643	20,245	20,269
Cost of sales	4	(7,962)	(8,072)	(8,071)
Gross profit		11,681	12,173	12,198
Marketing	4	(3,183)	(3,662)	(3,691)
Other operating items	4	(5,342)	(4,176)	(2,506)
Operating profit		3,156	4,335	6,001
Non-operating items	3	6	(220)	(70)
Finance income	5	384	480	400
Finance charges	5	(1,200)	(1,251)	(1,285)
Share of after-tax results of associates and joint ventures	6	218	193	414
Profit before taxation		2,564	3,537	5,460
Taxation	7	(606)	(999)	(1,294)
Profit for the year		1,958	2,538	4,166

Attributable to:
Equity shareholders of the parent company		1,737	2,354	3,870
Non-controlling interests		221	184	296
		1,958	2,538	4,166

Weighted average number of shares		million	million	million
Shares in issue excluding own shares		2,224	2,222	2,234
Dilutive potential ordinary shares		7	6	5
		2,231	2,228	2,239

		cents	cents	cents
Basic earnings per share		78.1	105.9	173.2
Diluted earnings per share		77.9	105.7	172.8
The accompanying notes are an integral part of these consolidated financial statements.

144	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

Financial statements continued
Consolidated statement of comprehensive income

		Year ended 30 June 2026	Year ended 30 June 2025	Year ended 30 June 2024
	Notes	$ million	$ million	$ million
Other comprehensive income
Items that will not be recycled subsequently to the income statement
Net remeasurement of post-employment benefit plans		(64)	(9)	(75)
Changes in the fair value of equity investments		—	—	(1)
Tax on items that will not be recycled to the income statement		14	7	14
		(50)	(2)	(62)
Of which: share of associates and joint ventures		4	4	1

Items that may be recycled subsequently to the income statement
Exchange differences on translation of foreign operations		(406)	1,480	(98)
Exchange loss recycled to the income statement		86	179	26
Gains/(losses) on net investment hedges		199	(845)	(70)
Cost of hedging		(21)	75	(78)
(Losses)/gains on cash flow hedges		(47)	298	13
Losses/(gains) on cash flow hedges recycled to the income statement		56	(279)	(105)
Tax on items that may be recycled to the income statement		(50)	(103)	(111)
		(183)	805	(423)
Of which: share of associates and joint ventures		(178)	502	(67)

Other comprehensive (loss)/income net of tax for the year		(233)	803	(485)
Profit for the year		1,958	2,538	4,166
Total comprehensive income for the year		1,725	3,341	3,681

Attributable to:
Equity shareholders of the parent company		1,557	3,158	3,404
Non-controlling interests	18	168	183	277
Total comprehensive income for the year		1,725	3,341	3,681
The accompanying notes are an integral part of these consolidated financial statements.
In the current period, the group has aggregated certain line items in the Consolidated statement of comprehensive income where management considers that such aggregation improves the overall clarity of presentation. The presentation change has been applied retrospectively for prior periods. The amounts included in these aggregated line items are provided in the accompanying notes to the financial statements.

145	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

Consolidated balance sheet

		30 June 2026		30 June 2025
	Notes	$ million	$ million	$ million	$ million
Non-current assets
Intangible assets	9	13,375		14,776
Property, plant and equipment	10	8,996		9,528
Biological assets	11	201		176
Investments in associates and joint ventures	6	5,284		5,334
Other investments	13	21		39
Other receivables	15	64		38
Other financial assets	16	513		623
Deferred tax assets	7	173		150
Post-employment benefit assets	14	1,006		1,161
			29,633		31,825
Current assets
Inventories	15	10,529		10,658
Trade and other receivables	15	3,277		3,504
Corporate tax receivables	7	244		354
Assets held for sale	8	1,145		257
Other financial assets	16	497		524
Cash and cash equivalents	17	1,520		2,200
			17,212		17,497
Total assets			46,845		49,322
Current liabilities
Borrowings and bank overdrafts	17	(2,449)		(2,928)
Other financial liabilities	16	(343)		(278)
Trade and other payables	15	(6,425)		(6,952)
Liabilities held for sale	8	(681)		(193)
Corporate tax payables	7	(207)		(138)
Provisions	15	(625)		(223)
			(10,730)		(10,712)
Non-current liabilities
Borrowings	17	(19,062)		(20,820)
Other financial liabilities	16	(796)		(751)
Other payables	15	(150)		(192)
Provisions	15	(311)		(316)
Deferred tax liabilities	7	(2,455)		(2,944)
Post-employment benefit liabilities	14	(387)		(409)
			(23,161)		(25,432)
Total liabilities			(33,891)		(36,144)
Net assets			12,954		13,178
Equity
Share capital	18	887		887
Share premium		1,703		1,703
Other reserves		(10)		454
Retained earnings		8,291		8,046
Equity attributable to equity shareholders of the parent company			10,871		11,090
Non-controlling interests	18		2,083		2,088
Total equity			12,954		13,178
The accompanying notes are an integral part of these consolidated financial statements.
These consolidated financial statements have been approved by a duly appointed and authorised committee of the Board of Directors on
17 August 2026 and were signed on its behalf by Sir Dave Lewis and Nik Jhangiani, Directors.

146	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

Consolidated statement of changes in equity

				Other reserves		Retained earnings/(deficit)
	Notes	Share capital $ million	Share premium $ million	Capital redemptio n reserve $ million	Hedging and exchange reserve $ million	Own shares $ million	Other retained earnings $ million	Total $ million	Equity attributable to parent company shareholders $ million	Non- controllin g interests $ million	Total equity $ million
At 30 June 2023		898	1,703	4,071	(3,406)	(2,286)	8,876	6,590	9,856	1,853	11,709
Adjustment to 2023 closing equity in respect of hyperinflation in Ghana		—	—	—	—	—	41	41	41	10	51
Adjusted opening balance		898	1,703	4,071	(3,406)	(2,286)	8,917	6,631	9,897	1,863	11,760
Profit for the year		—	—	—	—	—	3,870	3,870	3,870	296	4,166
Other comprehensive (loss)/income		—	—	—	(767)	—	301	301	(466)	(19)	(485)
Total comprehensive (loss)/income for the year		—	—	—	(767)	—	4,171	4,171	3,404	277	3,681
Changes in equity due to share-based payment transactions		—	—	—	—	36	54	90	90	(4)	86
Change in non-controlling interests due to acquisitions and sale of businesses		—	—	—	—	—	(193)	(193)	(193)	23	(170)
Unclaimed dividend		—	—	—	—	—	1	1	1	—	1
Change in fair value of put option		—	—	—	—	—	73	73	73	—	73
Share buyback programme		(11)	—	11	—	—	(997)	(997)	(997)	—	(997)
Dividends	18	—	—	—	—	—	(2,243)	(2,243)	(2,243)	(121)	(2,364)
At 30 June 2024		887	1,703	4,082	(4,173)	(2,250)	9,783	7,533	10,032	2,038	12,070
Profit for the year		—	—	—	—	—	2,354	2,354	2,354	184	2,538
Other comprehensive income/(loss)		—	—	—	545	—	259	259	804	(1)	803
Total comprehensive income for the year		—	—	—	545	—	2,613	2,613	3,158	183	3,341
Changes in equity due to share-based payment transactions		—	—	—	—	22	73	95	95	(2)	93
Change in non-controlling interests due to acquisitions and sale of businesses		—	—	—	—	—	(7)	(7)	(7)	9	2
Change in fair value of put option		—	—	—	—	—	89	89	89	—	89
Reversal of share buyback transaction cost		—	—	—	—	—	21	21	21	—	21
Dividends	18	—	—	—	—	—	(2,298)	(2,298)	(2,298)	(140)	(2,438)
At 30 June 2025		887	1,703	4,082	(3,628)	(2,228)	10,274	8,046	11,090	2,088	13,178
Profit for the year		—	—	—	—	—	1,737	1,737	1,737	221	1,958
Other comprehensive (loss)/income		—	—	—	(464)	—	284	284	(180)	(53)	(233)
Total comprehensive (loss)/income for the year		—	—	—	(464)	—	2,021	2,021	1,557	168	1,725
Changes in equity due to share-based payment transactions		—	—	—	—	17	62	79	79	—	79
Change in non-controlling interests due to acquisitions and sale of businesses	8	—	—	—	—	—	—	—	—	(26)	(26)
Unclaimed dividend		—	—	—	—	—	1	1	1	—	1
Change in fair value of put option		—	—	—	—	—	(10)	(10)	(10)	—	(10)
Dividends	18	—	—	—	—	—	(1,846)	(1,846)	(1,846)	(147)	(1,993)
At 30 June 2026		887	1,703	4,082	(4,092)	(2,211)	10,502	8,291	10,871	2,083	12,954
The accompanying notes are an integral part of these consolidated financial statements.
In the current period, the group has aggregated certain line items in the Consolidated statement of changes in equity where management considers that such aggregation improves the overall clarity of presentation. The presentation change has been applied retrospectively for prior periods.

147	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

Consolidated statement of cash flows

		Year ended 30 June 2026		Year ended 30 June 2025		Year ended 30 June 2024
	Notes	$ million	$ million	$ million	$ million	$ million	$ million
Cash flows from operating activities
Profit for the year		1,958		2,538		4,166
Taxation		606		999		1,294
Share of after-tax results of associates and joint ventures		(218)		(193)		(414)
Net finance charges		816		771		885
Non-operating items		(6)		220		70
Operating profit			3,156		4,335		6,001
Increase in inventories		(120)		(470)		(156)
Increase in trade and other receivables		(129)		(49)		(66)
Increase/(decrease) in trade and other payables and provisions		325		442		(546)
Net decrease/(increase) in working capital			76		(77)		(768)
Depreciation, amortisation and impairment		2,480		1,718		493
Dividends received		116		175		269
Post-employment payments less amounts included in operating profit		71		22		(18)
Other items		62		37		88
			2,729		1,952		832
Cash generated from operations			5,961		6,210		6,065
Interest received		292		181		156
Interest paid		(1,044)		(980)		(1,017)
Taxation paid		(817)		(1,114)		(1,099)
			(1,569)		(1,913)		(1,960)
Net cash inflow from operating activities			4,392		4,297		4,105
Cash flows from investing activities
Disposal of property, plant and equipment and computer software		16		63		14
Purchase of property, plant and equipment and computer software		(1,197)		(1,612)		(1,510)
Cash inflow from loans, other investments and other financial assets		345		147		156
Cash outflow from loans, other investments and other financial assets		(364)		(342)		(203)
Sale of businesses and brands	8	288		143		87
Acquisition of subsidiaries	8	(23)		(35)		(6)
Investments in associates and joint ventures	8	(47)		(84)		(133)
Net cash outflow from investing activities			(982)		(1,720)		(1,595)
Cash flows from financing activities
Share buyback programme	18	—		—		(987)
Net sale of own shares for share schemes		1		15		21
Net sale/(purchase) of treasury shares in respect of subsidiaries		—		8		(10)
Dividends paid to non-controlling interests		(164)		(138)		(117)
Proceeds from bonds	17	1,171		3,943		2,225
Repayments of bonds	17	(2,819)		(2,416)		(1,667)
Purchase of shares of non-controlling interests	8	—		(9)		(223)
Cash inflow from other borrowings		327		83		387
Cash outflow from other borrowings		(454)		(712)		(493)
Equity dividends paid		(1,846)		(2,298)		(2,242)
Unclaimed dividends and share forfeiture		—		30		—
Net cash outflow from financing activities			(3,784)		(1,494)		(3,106)
Net (decrease)/increase in net cash and cash equivalents	17		(374)		1,083		(596)
Exchange differences			(18)		(35)		(33)
Reclassification to assets and liabilities held for sale			(292)		21		(30)
Net cash and cash equivalents at beginning of the year			2,178		1,109		1,768
Net cash and cash equivalents at end of the year			1,494		2,178		1,109

Net cash and cash equivalents consist of:
Cash and cash equivalents	17		1,520		2,200		1,130
Bank overdrafts	17		(26)		(22)		(21)
			1,494		2,178		1,109
The accompanying notes are an integral part of these consolidated financial statements.

148	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

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
(b) Going concern
Management prepared 18-month cash flow forecasts which reflect severe but plausible downside scenarios taking into consideration the group's principal risks. In the base case scenario, management included assumptions to deliver low-single-digit organic net sales growth and mid-single-digit organic operating profit growth. In light of the ongoing geopolitical volatility, the base case outlook and severe but plausible downside scenarios incorporated considerations for heightened geopolitical tensions, business disruptions and changes in consumer preferences. Even under these scenarios, the group’s liquidity is still expected to remain strong. Mitigating actions, should they be required, are all within management’s control and could include reductions in discretionary spending such as acquisitions and capital expenditure, lower level of marketing spend and investment in maturing stock, as well as a temporary suspension or reduction in dividend to shareholders in the next 12 months, or drawdowns on committed facilities. Having considered the outcome of these assessments, the Directors are comfortable that the group (and company) is a going concern for at least 12 months from the date of signing the group's
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
The income statements and cash flows of non-US dollar entities are translated into US dollar at weighted average rates of exchange, except for subsidiaries in hyperinflationary economies that are translated with the closing rate at the end of the year, and for substantial transactions that are translated at the rate on the date of the transaction. Exchange differences arising on the retranslation to closing rates are taken to the exchange reserve.
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
The principal foreign exchange rates used in the translation of financial statements for the three years ended 30 June 2026, expressed in sterling and euros per $1, were as follows:

	2026	2025	2024
Sterling
Income statement and cash flows(1)	0.75	0.77	0.80
Assets and liabilities(2)	0.76	0.73	0.79
Euro
Income statement and cash flows(1)	0.86	0.92	0.93
Assets and liabilities(2)	0.88	0.85	0.93
(1)Weighted average rates.
(2)Closing rates.
The group uses foreign exchange hedges to mitigate the effect of exchange rate movements. For further information, see note 16.

149	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

(e) Critical accounting estimates and judgements
Details of critical estimates and judgements which the Directors consider could have a significant impact on the financial statements are set out in the related notes as follows:
•Taxation – management judgement whether a provision is required and estimate of amount of corporate tax payable or receivable, the recoverability of deferred tax assets and expectation on manner of recovery of deferred taxes – pages 158 and 191.
•Brands, goodwill, other intangibles, investments in associates and contingent considerations – management judgement whether the assets and liabilities are to be recognised and synergies resulting from an acquisition. Management judgement and estimate are required in determining future cash flows and appropriate applicable assumptions to support the intangible asset, investment in associate and contingent consideration value – pages 158 and 165.
•Post-employment benefits – management judgement whether a surplus can be recovered and management estimate in determining the assumptions in calculating the liabilities of the funds – page 171.
•Contingent liabilities and legal proceedings – management judgement in assessing the likelihood of whether a liability will arise and an estimate to quantify the possible range of any settlement; and significant unprovided tax matters where maximum exposure is provided for each –
page 190.
(f) Hyperinflationary accounting
The group applied hyperinflationary accounting for its operations in Türkiye and Venezuela.
The group’s consolidated financial statements include the results and financial position of its operations in hyperinflationary economies restated to the measuring unit current at the end of each period, with hyperinflationary gains and losses in respect of monetary items being reported in finance income and charges. Comparative amounts presented in the consolidated financial statements are not restated. When applying IAS 29 on an ongoing basis, comparatives in stable currency are not restated and the effect of inflating opening net assets to the measuring unit current at the end of the reporting period is presented as part of 'Items that may be recycled subsequently to the income statement' in other comprehensive income, amounting to a gain of $334 million for the year ended 30 June 2026 (2025 – $264 million; 2024 – $365 million). The movement in the publicly available official price index for the year ended 30 June 2026 was 32% (2025 – 35%; 2024 - 72%) in Türkiye. The inflation rate used by the group for Venezuela is based on data of various independent valuers, as no reliable officially published rate is available.
Movement in the price index for the year ended 30 June 2026 was 574% (2025
– 171%; 2024 - 77%) in Venezuela.
(g) New accounting standards and interpretations
The following accounting standards and amendments to standards, issued by the
IASB including those endorsed by the UK, were adopted by the group from 1
July 2025 with no material impact on the group’s consolidated results, financial position or disclosures:
•Amendments to IAS 21 – Lack of exchangeability
The following amendments issued by the IASB have been endorsed by the UK and have not yet been adopted by the group, which are not expected to have material impact on the group's consolidated results or financial position:
•Amendments to IFRS 9 and IFRS 7 – Amendments to the Classification and
Measurement of Financial Instruments (effective from the year ending 30
June 2027)
•Amendments to IFRS 7 and IFRS 9 – Contracts Referencing Nature-
dependent Electricity (effective from the year ending 30 June 2027)
Preparations for the implementation of IFRS 18 – Presentation and Disclosure of Financial Statements, which will become effective for the consolidated financial statements from the year ending 30 June 2028, are in progress.
IFRS 18 supersedes IAS 1 and makes consequential amendments to other standards. As a result of IFRS 18 adoption, the group expects the following changes:
•The structure of the consolidated income statement will be revised to incorporate the categories and subtotals required by the standard.
Presentation of income and expenses in this newly defined structure will lead to a change in operating profit, whilst keeping profit unchanged.
•The new operating profit subtotal will be the starting point of the consolidated statement of cash flows and – as per IFRS 18 – cash flows from dividends and interests can no longer be classified as part of operating cash flow, but will be reported as investing and financing instead.
•Additional disclosure will be provided about management-defined performance measures and other disclosure changes are expected in the notes to comply with IFRS 18's guidance.
There are a number of other standards, amendments and clarifications to IFRSs, effective in future years, which are not expected to significantly impact the group’s consolidated results or financial position.
(h) Climate change considerations
The results of climate change assessment and greenhouse gas emission targets for Diageo's direct operations (Scope 1 and 2) for 2030 have been considered as part of the assessment of estimates and judgements in preparing the group's consolidated financial statements. We integrate climate risk into our enterprise risk management processes, within our principal risk factors. This is an integral part of our strategic and business continuity planning.
The climate change scenario analyses performed in 2026 – conducted in line with TCFD recommendations (a Moderate Warming’ Scenario (RCP 4.5) and a
‘Severe Warming Scenario’ (RCP 8.5)) – identified no material financial impact to these financial statements.
The following considerations were made in respect of the financial statements:
•The impact of climate change on factors like residual values, useful lives and depreciation methods that determine the carrying value of non-current assets.
•The impact of climate change on forecasts of cash flows used (including forecast depreciation in line with capital expenditure plans) in impairment assessments for the value-in-use of non-current assets including goodwill (see note 9).
•The impact of climate change on post-employment assets.

150	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

Results for the year
Introduction
This section explains the results and performance of the group for the three years ended 30 June 2026. Disclosures are provided for segmental information, operating costs, exceptional items, finance income and charges, the group's share of results of associates and joint ventures and taxation. For associates, joint ventures and taxation, balance sheet disclosures are also provided in this section.
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

Net sales are sales less excise duties. Diageo incurs excise duties throughout the world. In the majority of countries, excise duties are effectively a production tax which becomes payable when the product is removed from bonded premises and is not directly related to the value of sales. It is generally not included as a separate item on external invoices; increases in excise duty are not always passed on to the customer and where a customer fails to pay for products received, the group cannot reclaim the excise duty. The group therefore recognises excise duty, unless it regards itself as an agent of the regulatory authorities, as a cost to the group.

Advertising costs, point of sale materials and sponsorship payments are charged to marketing in operating profit when the company has a right of access to the goods or services acquired.

Exceptional items are those that in management’s judgement need to be disclosed separately. Such items are included in the income statement caption to which they relate, and form part of the segmental reporting. Management believes that separate disclosure of exceptional items and the classification between operating and non-
operating further helps investors to understand the performance of the group.
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
Executive Committee makes decisions based on the analysis of several financial data sets including organic and IFRS reported data. The segmental analysis below is derived from IFRS reported figures, except that operating performance is presented using operating profit before exceptional items, a non-GAAP measure used by the
Executive Committee. Supply Chain and Procurement (SC&P), which manufactures products for other group companies and includes the production sites in the
United Kingdom, Ireland, Guatemala and Mexico, as well as comprises the global procurement function, is considered a key intersegmental operation instead of a separate operating segment.

151	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

(a) Segmental information for the consolidated income statement

	North America	Europe	Asia Pacific	Latin America and Caribbean	Africa	Corporate and other	Total
2026	$ million	$ million	$ million	$ million	$ million	$ million	$ million
Sales	7,991	8,582	5,708	2,797	2,522	162	27,762
Net sales	7,249	5,097	3,333	2,160	1,642	162	19,643
Cost of sales	(2,671)	(1,989)	(1,476)	(881)	(867)	(47)	(7,931)
Marketing	(1,367)	(773)	(524)	(325)	(173)	(21)	(3,183)
Other operating items	(610)	(723)	(487)	(367)	(246)	(413)	(2,846)
Operating profit before exceptional items	2,601	1,612	846	587	356	(319)	5,683
Exceptional operating items(1)							(2,527)
Operating profit							3,156
Non-operating items							6
Net finance charges							(816)
Share of after-tax results of associates and joint ventures							218
Profit before taxation							2,564

	North America	Europe	Asia Pacific	Latin America and Caribbean	Africa	Corporate and other	Total
2025	$ million	$ million	$ million	$ million	$ million	$ million	$ million
Sales	8,636	8,037	6,082	2,390	2,684	135	27,964
Net sales	7,973	4,821	3,635	1,847	1,834	135	20,245
Cost of sales	(2,734)	(1,866)	(1,581)	(704)	(1,077)	(35)	(7,997)
Marketing	(1,616)	(898)	(630)	(304)	(192)	(22)	(3,662)
Other operating items	(570)	(755)	(494)	(311)	(282)	(470)	(2,882)
Operating profit before exceptional items	3,053	1,302	930	528	283	(392)	5,704
Exceptional operating items(1)							(1,369)
Operating profit							4,335
Non-operating items							(220)
Net finance charges							(771)
Share of after-tax results of associates and joint ventures							193
Profit before taxation							3,537

	North America	Europe	Asia Pacific	Latin America and Caribbean	Africa	Corporate and other	Total
2024	$ million	$ million	$ million	$ million	$ million	$ million	$ million
Sales	8,514	8,024	6,320	2,432	2,478	123	27,891
Net sales	7,908	4,804	3,817	1,839	1,778	123	20,269
Cost of sales	(2,559)	(1,890)	(1,606)	(728)	(1,195)	(36)	(8,014)
Marketing	(1,627)	(873)	(651)	(306)	(205)	(29)	(3,691)
Other operating items	(486)	(662)	(497)	(303)	(247)	(424)	(2,619)
Operating profit before exceptional items	3,236	1,379	1,063	502	131	(366)	5,945
Exceptional operating items(1)							56
Operating profit							6,001
Non-operating items							(70)
Net finance charges							(885)
Share of after-tax results of associates and joint ventures							414
Profit before taxation							5,460
(1)For definition and details of exceptional items, see pages 153-155.
The group’s net finance charges are managed centrally and are not attributable to individual operating segments.
Approximately 37% of annual net sales occurred in the last four months of calendar year 2025.

152	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

(b) Other segmental information

	North America $ million	Europe $ million	Asia Pacific $ million	Latin America and Caribbean $ million	Africa $ million	Corporate and other(1) $ million	Total operating segments $ million
2026
Purchase of property, plant and equipment and computer software	250	429	95	2	50	371	1,197
Depreciation and intangible asset amortisation	(176)	(319)	(119)	(39)	(75)	(17)	(745)
Impairment of associates and joint ventures	(4)	—	—	—	—	—	(4)
Exceptional accelerated depreciation and impairment of tangible assets	(213)	(35)	(4)	(100)	—	—	(352)
Exceptional impairment of intangible assets	(91)	(1,163)	—	(60)	—	—	(1,314)
Exceptional impairment of associates and joint ventures	(19)	(7)	(39)	—	—	—	(65)
2025
Purchase of property, plant and equipment and computer software	435	423	79	5	88	582	1,612
Depreciation and intangible asset amortisation	(186)	(272)	(135)	(38)	(101)	(16)	(748)
Exceptional accelerated depreciation and impairment of tangible assets	(66)	(96)	(9)	(3)	—	—	(174)
Exceptional impairment of intangible assets	(365)	(51)	—	—	—	—	(416)
Exceptional impairment of associates and joint ventures	(215)	(142)	(23)	—	—	—	(380)
2024
Purchase of property, plant and equipment and computer software	305	338	154	6	83	624	1,510
Depreciation and intangible asset amortisation	(161)	(265)	(111)	(33)	(94)	(13)	(677)
Impairment of intangible assets	—	—	—	(1)	—	—	(1)
Exceptional accelerated depreciation and impairment of tangible assets	(33)	(5)	(8)	—	—	—	(46)
Exceptional impairment of intangible assets	(54)	(96)	379	—	—	—	229
(1)Purchase of property, plant and equipment and computer software in respect of SC&P are included in the Corporate and other operating segment.
(c) Category and geographical analysis

	Category analysis					Geographic analysis
	Spirits $ million	Beer $ million	Ready-to-drink $ million	Other $ million	Total $ million	United States $ million	India $ million	Great Britain $ million	Rest of World $ million	Total $ million
2026
Sales(1)	21,805	4,554	1,113	290	27,762	7,408	3,213	3,158	13,983	27,762
Non-current assets(2), (3)						7,355	1,945	4,065	14,576	27,941
2025
Sales(1)	22,166	4,493	989	316	27,964	8,138	3,233	2,989	13,604	27,964
Non-current assets(2), (3)						7,467	2,173	4,505	15,758	29,903
2024
Sales(1)	22,406	4,107	949	429	27,891	8,041	3,247	2,849	13,754	27,891
Non-current assets(2), (3)						7,642	2,207	3,969	14,868	28,686
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

153	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

3. Exceptional items

Accounting policies

Exceptional items are those that in management’s judgement need to be disclosed separately. Such items are included in the income statement caption to which they relate, and form part of the segmental information included in note 2. Management believes that separate disclosure of exceptional items and the classification between operating and non-
operating further helps investors to understand the performance of the group.
Changes in estimates and reversals in relation to items previously recognised as exceptional are presented consistently as exceptional in the current year.

Operating items

Exceptional operating items are those that are unusual or non-recurring in nature, considered to be of a size that could distort the performance and are part of the operating activities of the group, such as one-off global restructuring programmes which can be multi-year, impairment of intangible assets and fixed assets, indirect tax settlements, property disposals and changes in post-employment plans.

Non-operating items

Gains and losses on the sale or directly attributable to a prospective sale of businesses, brands or distribution rights, step up gains and losses that arise when an investment becomes an associate or an associate becomes a subsidiary and unusual non-recurring items, that are considered to be of a size that could distort performance and not in respect of the production, marketing and distribution of premium drinks, are disclosed as exceptional non-operating items below operating profit in the income statement.

Exceptional finance income/charge

Exceptional finance incomes/charges are those that are unusual or non-
recurring in nature, considered to be of a size that could distort the performance and are part of the financing activity of the group.

Taxation items

Exceptional current and deferred tax items comprise unusual or non-
recurring items, that are considered to be of a size that could distort performance. Examples include direct tax provisions and settlements in respect of prior years and the remeasurement of deferred tax assets and liabilities following tax rate changes.

	2026 $ million	2025 $ million	2024 $ million
Exceptional operating items
Impairment (charge)/income and other related charges (1)	(1,489)	(910)	224
Restructuring programmes (2)	(908)	(225)	(61)
Distribution model changes in various countries (3)	(75)	(145)	—
Discretionary increase in pension benefits in Ireland (4)	(38)	—	—
Various dispute and litigation matters (5)	(17)	(51)	(107)
USVI cover-over (6)	—	(38)	—
	(2,527)	(1,369)	56
Exceptional non-operating items
Sale of businesses and brands
Seychelles Breweries Limited (7)	62	(4)	—
Guinness Ghana Breweries PLC (8)	(49)	(114)	—
Sheridan's brand (9)	46	—	—
East African Breweries PLC and the Kenyan spirits business prospective sale (10)	(43)	—	—
Santa Vittoria (11)	(7)	(29)	—
Cîroc LLC (12)	(5)	(11)	—
Royal Challengers Sports Pvt Ltd prospective sale (13)	(3)	—	—
Guinness Nigeria PLC (14)	2	(125)	(6)
Joint operations (15)	(2)	(5)	—
Pampero brand (16)	(1)	53	—
Windsor business (17)	(1)	4	(58)
Cacique brand (18)	—	(20)	—
Safari brand (19)	—	15	—
Guinness Cameroun S.A. (20)	—	(8)	(10)
Step acquisitions (21)	—	24	—
Other (22)	7	—	4
	6	(220)	(70)
Exceptional finance income
Borrowing costs capitalised (23)	—	58	—

Exceptional items before taxation	(2,521)	(1,531)	(14)
Tax on exceptional items (note 7(c))	575	214	(24)

Total exceptional items	(1,946)	(1,317)	(38)
Attributable to:
Equity shareholders of the parent company	(1,940)	(1,294)	(142)
Non-controlling interests	(6)	(23)	104
Total exceptional items	(1,946)	(1,317)	(38)
(1) In the year ended 30 June 2026, an impairment charge of $786 million in respect of the Türkiye cash-generating unit that included the goodwill from the
Mey İçki acquisition and several brands, $287 million in respect of the Don
Papa brand, $44 million in respect of the Aviation American Gin brand and
$41 million in respect of the Ypióca brand and related fixed assets were recognised in exceptional operating items. In addition, an impairment charge of
$138 million in respect of various brands sold predominantly in the US and
$190 million in respect of various other US tangible fixed assets and inventories were also recognised in exceptional operating items.
In the year ended 30 June 2026, further impairment charge of $65 million in respect of Diageo's investment in various Distill Ventures businesses was offset by the discharge of liabilities provided for in the year ended 30 June 2025, resulting in a net charge of $3 million. Given the original impairment and other related charges of $458 million were recognised in exceptional operating items in the year ended 30 June 2025, the change in liabilities and additional charge are also classified as exceptional.

154	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

In the year ended 30 June 2025, an impairment charge of $231 million in respect of the Aviation American Gin brand and tangible fixed assets,
$170 million in respect of various other US brands, tangible fixed assets and inventory and $51 million in respect of the Bell’s whisky brand were recognised in exceptional operating items.
For further information, see note 9(d).
In the year ended 30 June 2024, a net gain of $224 million was recognised in exceptional operating items, driven by the reversal of Shui Jing Fang brand impairment of $379 million, partially offset by an impairment charge of
$101 million in respect of the Chase brand and the related goodwill and tangible fixed assets, and an impairment charge of $54 million in respect of certain brands in the US ready-to-drink portfolio.
(2) In the year ended 30 June 2026, an exceptional charge of $908 million was accounted for in respect of Diageo's restructuring programmes (2025 – $225 million; 2024 – $61 million). In June 2026, Diageo launched the implementation of its new operating framework that redesigns the company to be simpler, faster and more competitive by creating clearer accountabilities, stronger market execution, tighter global support and one joined-up team. The
Accelerate restructuring programme (that also includes the supply chain agility programme) was announced in May 2025 aiming to create a more agile global operating model with cash delivery, cost savings and deleveraging targets. The implementation costs of the restructuring programmes comprise non-cash items and one-off expenses, the majority of which are expected to be recognised as exceptional operating items. The exceptional charge in respect of the restructuring programmes for the year ended 30 June 2026 mainly included severance costs of $514 million (2025 – $73 million; 2024 – $nil) in respect of the Europe, Corporate and other regions, impairment of property, plant and equipment and other intangibles of $263 million (2025 – $117 million; 2024 –
$3 million) in North America and Mexico. In the year ended 30 June 2026, cash expenditure in respect of restructuring was $156 million (2025 – $38 million;
2024 – $26 million).
(3) In the year ended 30 June 2026, an exceptional operating charge of
$75 million was accounted for in respect of the transformation of Diageo's distribution model in Japan, Singapore and Thailand as the company agreed with LVMH to terminate the existing distribution agreements for Diageo's brands.
In the year ended 30 June 2025, Diageo completed the transformation of its distribution model in France as the company agreed with LVMH to exit from their joint operation and to terminate the existing distribution agreements for
Diageo brands. As a result, an exceptional operating charge of $145 million was accounted for, mainly in relation to a termination fee paid to LVMH.
(4) In the year ended 30 June 2026, Diageo agreed with the trustee of the
Guinness Ireland Group Pension Scheme to provide a one-off discretionary increase in pension benefits to pensioners. The increase resulted in a charge of
$38 million in past service costs and was accounted for as an exceptional operating item.
(5) In the year ended 30 June 2026, $17 million was recorded as an exceptional operating charge in respect of ongoing litigation in Europe. In the year ended 30
June 2025, $51 million (2024 – $107 million) was recorded as an exceptional operating charge in respect of various dispute and litigation matters in North
America and Europe, including certain costs and expenses associated therewith.
(6) Diageo receives cover-over income in relation to its rum production in the
US Virgin Islands. The cover-over is based on a permanent standard rate and an additional extender rate. A law made the extender rate permanent but no retrospective approval was granted for the period after 31 December 2021. As a result, Diageo reversed accrued income of $38 million in respect of prior years as an exceptional operating item in the year ended 30 June 2025.
(7) On 1 July 2025, Diageo completed the sale of its 54.4% shareholding in
Seychelles Breweries Limited to Phoenix Beverages. The transaction resulted in a gain of $62 million in the year ended 30 June 2026. In the year ended 30 June
2025, $4 million in transaction costs were incurred in respect of the prospective sale.
(8) On 3 July 2025, Diageo completed the sale of its 80.4% shareholding in
Guinness Ghana Breweries PLC, its brewery in Ghana to the Castel Group and a non-operating charge of $49 million incurred in the year ended 30 June
2026, including cumulative translation losses of $94 million and hyperinflationary adjustment gain of $22 million recycled to the income statement. In the year ended 30 June 2025, a charge of $114 million was recognised attributable to the prospective sale.
(9) On 30 January 2026, Diageo completed the sale of the Sheridan’s brand and related inventory to Casa Redondo. The transaction resulted in a non-operating exceptional gain of $46 million in the year ended 30 June 2026.
(10) On 17 December 2025, Diageo announced the sale of its shareholding in
East African Breweries PLC and its shareholding in the Kenyan spirits business, to Asahi Group Holdings, Ltd. and a non-operating charge of $43 million attributable to the prospective sale was recognised in the year ended 30 June
2026.
(11) On 30 September 2025, Diageo completed the sale of Diageo Operations
Italy S.p.A., inclusive of the Santa Vittoria production facility, to NewPrinces
S.p.A. and recognised a non-operating loss of $7 million on the sale. In the year ended 30 June 2025, a non-operating charge of $29 million was recognised in relation to the prospective sale.
(12) In the year ended 30 June 2025, Diageo and Main Street Advisors, Inc.
(MSA) announced that they entered into a strategic contractual arrangement, where Diageo contributed its ownership in Cîroc LLC, owner of the Cîroc IP and distribution right for North America, while MSA contributed Lobos LLC, owner of the Lobos 1707 premium tequila brand, into the newly formed structure. As a result, Diageo lost the control over Cîroc LLC and accounts for its investment in Cîroc LLC and Lobos LLC as associates. In the year ended 30
June 2026, the transaction resulted in a $5 million (2025 – $11 million) of non-
operating exceptional loss.
(13) On 24 March 2026, Diageo announced the sale of United Spirits Limited's shareholding in Royal Challengers Sports Pvt Limited and a charge of
$3 million was recognised as a non-operating item, mainly in relation to transaction and other costs directly attributable to the prospective sale of the business.
(14) In the year ended 30 June 2026, Diageo recognised a gain of $2 million
(2025 – loss of $125 million, 2024 – loss of $6 million) in exceptional non-
operating items attributable to the sale of its shareholding in Guinness Nigeria
PLC to Tolaram, completed on 30 September 2024.
(15) In the year ended 30 June 2026, an exceptional charge of $2 million attributable to Diageo's prospective exits from its joint operations with LVMH in Japan and Singapore was recognised.
In the year ended 30 June 2025, an exceptional loss of $5 million was recorded in relation to the disposal of Diageo's share in its joint operation with LVMH in
France.
(16) In the year ended 30 June 2025, an exceptional gain of $53 million was accounted for in relation to the disposal of the Pampero brand to Gruppo
Montenegro. In the year ended 30 June 2026, additional transaction costs of
$1 million have been accounted for in relation to the disposal.
(17) In the year ended 30 June 2026, a charge of $1 million (2025 – gain of
$4 million, 2024 – loss of $58 million) was recognised in exceptional non-
operating items attributable to the sale of Windsor Global Co., Ltd. to PT W
Co., Ltd., completed on 27 October 2023.
(18) In the year ended 30 June 2025, an exceptional loss of $20 million was recorded in relation to the disposal of the Cacique brand to Bardinet S.A.
(19) In the year ended 30 June 2025, an exceptional gain of $15 million was recorded in relation to the disposal of the Safari brand to Casa Redondo.
(20) In the year ended 30 June 2025, a charge of $8 million (2024 –
$10 million) directly attributable to the disposal of Guinness Cameroun S.A. to the Castel Group has been accounted for.
(21) In the year ended 30 June 2025, Diageo completed the acquisition of (i) the entire issued share capital of Ritual Beverage Company LLC (owner of Ritual
Zero Proof non-alcoholic spirits brand), that it did not already own, resulting in a step up gain of $25 million and (ii) a controlling stake in Nao Spirits &
Beverages Private Limited, resulting in a step up loss of $1 million, both recognised in non-operating exceptional items.
(22) In the year ended 30 June 2026, the net gain of $7 million in other exceptional non-operating items includes a gain of $4 million on the sale of investments in various Distill Ventures businesses and a gain of $3 million on the disposal of the UDL and Ruski RTD brands to Bickford's Australia Pty Ltd., completed on 1 October 2025.
In the year ended 30 June 2024, other exceptional non-operating items included subsequent gains and charges of items that were originally recognised as exceptional at inception and resulted in a net gain of $4 million, mainly driven by of the sale of Popular brands of the United Spirits Limited (USL) business.

155	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

(23) In the year ended 30 June 2025, the group capitalised borrowing costs of
$58 million in respect of purchases of property, plant, equipment and computer software in prior years.
For further information on acquisition and sale of businesses and brands, see notes 8(a) and 8(b).
Cash payments and receipts included in net cash inflow from operating activities in respect of exceptional items were as follows:

	2026 $ million	2025 $ million	2024 $ million
Restructuring programme	(156)	(38)	(26)
Distribution termination fee	(107)	(48)	(55)
Distill Ventures exits	(69)	(12)	—
Thalidomide (note 15(d))	(20)	(19)	(17)
Litigation	(4)	(44)	(88)
Winding down Russian operations	—	—	(2)
Total cash payments	(356)	(161)	(188)
4. Operating costs
The composition of operating costs for the three years ended 30 June 2026 is set out in the table below:

	2026 $ million	2025 $ million	2024 $ million
Excise duties	8,119	7,719	7,622
Increase in inventories	(120)	(470)	(112)
Raw materials and consumables	4,678	5,119	4,892
Marketing	3,183	3,662	3,691
Other external charges	3,722	3,428	3,002
Staff costs	2,551	2,488	2,314
Depreciation, amortisation and impairment	2,480	1,718	493
(Gains)/losses on disposal of properties	(5)	(37)	1
Net foreign exchange losses	10	21	8
Other operating income	(12)	(19)	(21)
	24,606	23,629	21,890
(a) Other external charges
Other external charges mainly include distribution and warehousing costs, utilities, other personnel costs not included in staff costs (e.g. travel, entertainment or relocation cost), professional services costs, system and IT costs, facilities costs, maintenance and repairs, research and development costs and low value or short-term lease rental costs. Included in other external charges, research and development expenditure in respect of new drinks products and package design were $71 million (2025 – $74 million; 2024 – $69 million) and maintenance and repairs were $181 million (2025 – $179 million;
2024 – $171 million).
(b) Auditors fees
Other external charges include the fees of the principal auditor of the group,
PricewaterhouseCoopers LLP, and its affiliates (PwC) and are analysed below:

	2026 $ million	2025 $ million	2024 $ million
Audit of these financial statements(1)	9.6	9.7	7.7
Audit of financial statements of subsidiaries	4.6	7.0	8.2
Total audit fees	14.2	16.7	15.9
Audit related assurance services(2)	0.7	0.9	0.4
Other assurance services(3)	1.4	1.2	1.7
	16.3	18.8	18.0
(1)For the year ended 30 June 2026, in respect of reporting under section 404 of the US
Sarbanes-Oxley Act is reported on the line of ‘Audit of these financial statements'.
(2)Audit related assurance services are in respect of the interim review and other audit-
related services over financial information.
(3)Other assurance services comprise the aggregate fees for assurance and related services that are not reported under ‘total audit fees’.
Under SEC regulations, the auditors' fees of $16.3 million (2025 - $18.8 million, 2024 - $18.0 million) is required to be presented as follows: audit fee of
$15.1 million (2025 - $18.0 million, 2024 - $17.0 million) and other audit related fee of $1.2 million (2025 - $0.8 million, 2024 - $1.0 million).
Audit services provided by firms other than PwC for the year ended 30 June
2026 were $2.9 million (2025 – $0.5 million; 2024 – $0.1 million). Further PwC fees for audit services in respect of post-employment plans were $0.6 million for the year ended 30 June 2026 (2025 – $0.6 million; 2024 – $0.4 million).
(c) Staff costs and average number of employees

	2026 $ million	2025 $ million	2024 $ million
Aggregate remuneration
Wages and salaries	2,124	2,108	1,984
Share-based incentive plans	44	59	43
Employer’s social security	183	165	146
Employer’s pension
Defined benefit plans	122	79	72
Defined contribution plans	72	70	62
Other post-employment plans	6	7	7
	2,551	2,488	2,314
The average number of employees on a full-time equivalent basis (excluding employees of associates and joint ventures) was as follows:

	2026	2025	2024
North America	2,857	2,986	2,869
Europe	3,128	3,024	2,932
Asia Pacific	5,868	6,224	6,588
Latin America and Caribbean	1,560	1,597	1,650
Africa	1,920	2,848	3,290
SC&P	6,963	7,134	6,977
Corporate and other	5,642	6,047	6,061
	27,938	29,860	30,367
At 30 June 2026, on a full-time equivalent basis, the group had 27,972 (2025 –
29,632; 2024 – 30,092) employees. The average number of employees of the group, including part-time employees, for the year was 28,400 (2025 – 30,232;
2024 – 30,839).

156	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

(d) Exceptional operating items
Included in the table above are exceptional operating items as follows:

	2026 $ million	2025 $ million	2024 $ million
Depreciation, amortisation and impairment
Brand, goodwill, other intangibles, investments in associates and other investments impairment charges/(income)	1,379	796	(231)
Tangible asset impairment and accelerated depreciation	352	174	46
Staff costs	526	84	2
Other external charges	270	342	127
Other operating income	—	(27)	—
Total exceptional operating items (note 3)	2,527	1,369	(56)
Cost of sales	31	75	57
Other operating expenses/(income)	2,496	1,294	(113)
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

	2026 $ million	2025 $ million	2024 $ million
Interest income	221	203	179
Fair value gain on financial instruments	55	170	100
Total interest income(1)	276	373	279
Interest charge on bonds, bank loans and overdrafts	(815)	(775)	(665)
Interest charge on finance leases	(34)	(32)	(23)
Borrowing costs capitalised(2)	56	46	—
Borrowing costs capitalised - exceptional item(3)	—	58	—
Other interest charges	(228)	(270)	(396)
Fair value loss on financial instruments	(67)	(172)	(101)
Total interest charges(1)	(1,088)	(1,145)	(1,185)
Net interest charges	(812)	(772)	(906)
Net finance income in respect of post- employment plans in surplus (note 14)	54	54	57
Monetary gain on hyperinflation in various economies (note 1(f))	18	39	49
Interest income in respect of direct and indirect tax	33	7	15
Change in financial liability — Zacapa (Level 3)	—	7	—
Other finance income	3	—	—
Total other finance income	108	107	121
Net finance charge in respect of post- employment plans in deficit (note 14)	(19)	(19)	(20)
Monetary loss on hyperinflation in various economies (note 1(f))	—	—	(8)
Interest charge in respect of direct and indirect tax	(35)	(51)	(27)
Unwinding of discounts	(18)	(22)	(23)
Change in financial liability — Zacapa (Level 3)	(4)	—	—
Other finance charges	(36)	(14)	(22)
Total other finance charges	(112)	(106)	(100)
Net other finance charges	(4)	1	21
(1)Includes $145 million interest income and $883 million interest charge in respect of financial assets and liabilities that are not measured at fair value through profit or loss
(2025 – $101 million income and $854 million charge; 2024 – $59 million income and
$765 million charge).
(2)Forecast effective interest rate for the year of 4.0% has been used for capitalisation
(2025 - 4.1%).
(3)Cumulative impact of prior years' unrecognised borrowing costs reclassified to qualifying assets.

157	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

6. Investments in associates and joint ventures

Accounting policies

An associate is an undertaking in which the group has a long-term equity interest and over which it has the power to exercise significant influence. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. The group’s interest in the net assets of associates and joint ventures is reported in investments in the consolidated balance sheet and its interest in their results
(net of tax) is included in the consolidated income statement below the group’s operating profit. Associates and joint ventures are initially recorded at cost including transaction costs, and the group's share of post-acquisition changes in the investee's reserves are recognised under the equity method.
Investments in associates and joint ventures acquired prior to 1 July 1998 comprise the cost of shares less goodwill written off to reserves that has not been reinstated, plus the group’s share of post-acquisition reserves.
Investments in associates and joint ventures are reviewed for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable. Impairment reviews compare the net carrying value to the recoverable amount (where the recoverable amount is the higher of fair value less costs of disposal and value in use). Where the carrying value exceeds the recoverable amount, an impairment charge is recognised.
Critical accounting estimates and judgements
Assessment of the recoverable amount of investments in associates and joint ventures are based on management’s estimates.
Impairment reviews are carried out to ensure that the group’s investments in associates and joint ventures are not carried above their recoverable amount.
Value in use and fair value less costs of disposal are both considered as part of these reviews and any impairment charge is based on these.  Value in use is determined using management’s estimates of forecast future cash flows, discount rates and long-term growth rates. Fair value less cost of disposal is determined using different assumptions, which may include quoted market prices, market capitalisations, valuation multiples for comparable companies applied to earnings, discounted cash flows, recent market transactions and other relevant market information. Such estimates and judgements are subject to change as a result of changing economic conditions and actuals may differ from forecasts.

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
A number of joint distribution arrangements have been established with
LVMH in Asia Pacific, principally covering distribution of Diageo’s premium scotch and gin brands and Moët Hennessy’s premium champagne and cognac portfolio. Diageo has undertaken not to engage in any champagne or cognac activities competing with those of Moët Hennessy.
The arrangements also contain certain provisions for the protection of
Diageo as a non-controlling shareholder in Moët Hennessy.
Joint distribution agreements were previously in place in France, Japan,
Singapore and Thailand. Diageo terminated the distribution agreements for all the remaining Diageo brands in France effective 1 January 2025, and in Japan,
Singapore and Thailand effective 1 July 2026.
(a) An analysis of the movement in the group’s investments in associates and joint ventures is as follows:

	Moët Hennessy $ million	Others $ million	Total $ million
Cost less provisions
At 30 June 2024	4,608	424	5,032
Exchange differences	470	19	489
Additions	—	109	109
Share of profit/(loss) after tax	219	(26)	193
Step acquisition	—	(30)	(30)
Dividends	(169)	(6)	(175)
Share of movements in other comprehensive income and equity	21	—	21
Impairment charged during the year	—	(308)	(308)
Transfer from other investments	—	3	3
At 30 June 2025	5,149	185	5,334
Exchange differences	(159)	(6)	(165)
Additions	—	46	46
Share of profit/(loss) after tax	227	(9)	218
Dividends	(108)	(8)	(116)
Share of movements in other comprehensive income and equity	(2)	—	(2)
Impairment charged during the year	—	(29)	(29)
Transfer to other investments	—	(2)	(2)
At 30 June 2026	5,107	177	5,284
Investment in associates includes loans given to and preference shares invested in associates of $32 million (2025 – $37 million).
Impairment testing for the year ended 30 June 2026 has identified Diageo’s investment in Moët Hennessy as being sensitive to reasonably possible changes in assumptions. The recoverable amount was estimated based on fair value less cost of disposal. A decrease of 1.0x in the EBITDA multiple would result in an impairment charge of $312 million. Similarly, a 10% decrease in  EBITDA would also result in an impairment charge of $388 million.
Following a strategic review in March 2025, Diageo decided it would no longer be bringing any new brands into the Distill Ventures programme and to exit several businesses, resulting in an impairment charge of $308 million in exceptional operating items in the year ended 30 June 2025. As part of the exit process from Distill Ventures, in the year ended 30 June 2026, Diageo provided additional operational funding to these investments amounting to $25 million which has been fully impaired.
(b) Moët Hennessy prepares its financial statements under IFRS as endorsed by the EU in euros to 31 December each year. The results were adjusted for alignment with Diageo accounting policies and were translated at $1 = €0.86
(2025 – $1 = €0.92; 2024 – $1 = €0.93).
Income statement information for the three years ended 30 June 2026 and balance sheet information as at 30 June 2026 and 30 June 2025 of Moët
Hennessy are as follows:

	2026 $ million	2025 $ million	2024 $ million
Sales	6,199	6,100	6,691
Profit for the year	668	644	1,299
Total comprehensive income	605	716	1,219

	2026 $ million	2025 $ million
Non-current assets	9,133	9,673
Current assets	13,027	13,496
Total assets	22,160	23,169
Non-current liabilities	(2,722)	(2,931)
Current liabilities	(4,223)	(4,881)
Total liabilities	(6,945)	(7,812)
Net assets	15,215	15,357
Including acquisition fair value adjustments principally in respect of Moët
Hennessy’s brands and translated at $1 = €0.88 (2025 – $1 = €0.85).
(c) Information on transactions between the group and its associates and joint ventures is disclosed in note 21.
(d) The associates and joint ventures have not reported any material contingent liabilities in their latest financial statements.

158	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

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

(a) Analysis of taxation charge for the year

	United Kingdom			Rest of world			Total
	2026 $ million	2025 $ million	2024 $ million	2026 $ million	2025 $ million	2024 $ million	2026 $ million	2025 $ million	2024 $ million
Current tax
Current year	210	157	134	763	987	983	973	1,144	1,117
Adjustments in respect of prior years	26	(22)	(7)	17	(19)	(4)	43	(41)	(11)
	236	135	127	780	968	979	1,016	1,103	1,106
Deferred tax
Origination and reversal of temporary differences	(52)	41	39	(331)	(164)	113	(383)	(123)	152
Changes in tax rates	—	—	—	(1)	4	(18)	(1)	4	(18)
Adjustments in respect of prior years	(24)	8	16	(2)	7	38	(26)	15	54
	(76)	49	55	(334)	(153)	133	(410)	(104)	188
Taxation on profit	160	184	182	446	815	1,112	606	999	1,294
(b) Taxation recognised in other comprehensive income

	2026 $ million	2025 $ million	2024 $ million
Tax on post-employment benefit plans	(14)	(7)	(14)
Tax relating to items that will not be recycled subsequently to the income statement	(14)	(7)	(14)
Tax on exchange differences	5	(10)	(11)
Changes in tax rates	(38)	—	—
Tax on effective portion of changes in fair value of cash flow hedges	(2)	15	(16)
Tax on hyperinflation adjustments	85	98	138
Tax relating to items that may be recycled subsequently to the income statement	50	103	111
	36	96	97

159	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

(c) Exceptional tax charges/(credits)
The taxation charge includes the following exceptional items:

	2026 $ million	2025 $ million	2024 $ million
Restructuring programmes(1)	(213)	(46)	(15)
Brand, goodwill and other assets impairment(2)	(356)	(138)	63
Distribution model change in various countries(3)	(19)	(36)	—
Discretionary increase in pension benefits in Ireland(4)	(5)	—	—
Disposal of businesses and brands(5)	18	3	(1)
Various dispute and litigation matters(6)	—	(12)	(23)
Borrowing costs capitalised(7)	—	15	—
	(575)	(214)	24
(1)In the year ended 30 June 2026, an exceptional tax credit of $213 million was recognised in respect of restructuring programmes.
(2)In the year ended 30 June 2026, impairment charges recognised within exceptional operating items resulted in exceptional tax credits of $187 million in respect of the Mey İçki goodwill and several of its brands, $71 million in respect of Don Papa brand, $10 million in respect of Aviation American Gin brand, $7 million in respect of Ypióca brand and related fixed assets, and $36 million in respect of various brands sold predominantly in the US and $45 million in respect of various other US tangible fixed assets and inventory. In the year ended 30
June 2025, exceptional tax credits were recognised in the amount of $30 million in respect of Distill Ventures, $55 million in respect of the Aviation American Gin brand and tangible fixed assets, $40 million in respect of various US brands, tangible fixed assets and inventory and $13 million in respect of the Bell’s whisky brand. In the year ended 30 June 2024, an exceptional tax charge of $95 million was recognised in relation to the reversal of the Shui Jing Fang brand impairment charge, partially offset by an exceptional tax credit of $19 million in respect of the impairment of the Chase brand and the related tangible fixed assets and an exceptional tax credit of $13 million on brand impairments in the US ready-to-drink portfolio.
(3)In the year ended 30 June 2026, an exceptional tax credit of $19 million was recognised in respect of the transformation of Diageo's distribution model in Japan, Singapore and Thailand as the company agreed with LVMH to terminate the existing distribution agreements for Diageo's brands. In the year ended 30 June 2025, an exceptional tax credit of $36 million was recognised in respect of the transformation of the distribution model in France as the company agreed with LVMH to exist from their joint operation and to terminate the existing distribution agreements for Diageo brands.
(4)In the year ended 30 June 2026, $5 million exceptional tax credit was recognised in respect of the one-off discretionary increase in pension benefits related to the Guinness Ireland Group
Pension Scheme.
(5)In the year ended 30 June 2026 the exceptional net tax charge of $18 million mainly comprised a tax charge of $16 million in respect of the sale of Sheridan's, and $5 million in respect of the sale of Guinness Ghana Breweries PLC.
(6)In the year ended 30 June 2025, an exceptional tax credit of $12 million was recognised in respect of various dispute and litigation matters in North America and Europe, including certain costs and expenses associated therewith. In the year ended 30 June 2024, an exceptional tax credit of $23 million was recorded in relation to various dispute and litigation matters in North America, including certain costs and expenses associated therewith.
(7)In the year ended 30 June 2025, an exceptional tax charge of $15 million was recognised in relation to the capitalisation of borrowing costs on the purchase of property, plant, equipment and computer software in the prior years.
(d) Taxation rate reconciliation and factors that may affect future tax charges

	2026 $ million	2026%	2025 $ million	2025%	2024 $ million	2024%
Profit before taxation	2,564		3,537		5,460
Share of after-tax results of associates and joint ventures	218		193		414
Profit before taxation excluding share of after-tax results of associates and joint ventures	2,346		3,344		5,046
Notional charge at UK corporation tax rate	587	25.0	836	25.0	1,262	25.0
Differences in overseas tax rates	(73)	(3.1)	(45)	(1.3)	(86)	(1.7)
Non-taxable gain on disposals of businesses	—	—	(28)	(0.7)	—	—
Disposal of businesses and brands	12	0.5	54	1.6	17	0.3
Other items not chargeable	(103)	(4.4)	(69)	(2.1)	(72)	(1.4)
Impairment	14	0.6	105	3.1	6	0.1
Other items not deductible	109	4.6	105	3.1	70	1.4
Irrecoverable withholding taxes	58	2.5	60	1.8	55	1.1
Movement in provision in respect of uncertain tax positions(1)	(14)	(0.6)	18	0.5	6	0.1
Changes in tax rates	(1)	—	4	0.1	(18)	(0.4)
Adjustments in respect of prior years(2)	17	0.7	(41)	(1.2)	54	1.1
Taxation on profit / Reported tax rate	606	25.8	999	29.9	1,294	25.6
Tax rate before exceptional items	—	24.3	—	24.9	—	25.1
(1)Movement in provision in respect of uncertain tax positions includes both current and prior year uncertain tax position movements.
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
liabilities. See note 19(f).

160	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

The group has a number of ongoing tax audits worldwide for which provisions are recognised in line with the relevant international accounting standard, taking into account best estimates and management’s judgements concerning the ultimate outcome of the tax audits. For the year ended 30 June 2026, ongoing audits that are provided for individually are not expected to result in a material tax liability. The current tax asset of $244 million (30 June 2025 – $354 million) and tax liability of
$207 million (30 June 2025 – $138 million) include $213 million (30 June 2025 – $217 million) of provisions for tax uncertainties.
The cash tax paid in the year ended 30 June 2026 amounts to $817 million (30 June 2025 – $1,114 million) and is $199 million lower than the current tax charge (30
June 2025 – $11 million higher). This arises as a result of timing differences between the accrual of income taxes, the movement in the provision for uncertain tax positions, the actual payment of cash and refund of the deposit payments.
The Pillar Two rules implemented in the United Kingdom apply to Diageo from the financial year ended 30 June 2025. Diageo is continuously monitoring the implementation and development of the rules around the world. Diageo has applied the temporary exemption under IAS 12 in relation to the accounting for deferred taxes arising from the implementation of the rules. A current tax expense of $13 million (2025 - $7 million) as a result of the Pillar Two rules has been included in the total tax charge for the year ended 30 June 2026.
(e) Deferred tax assets and liabilities
Deferred tax recognised in the consolidated balance sheet comprise the following net deferred tax (liabilities)/assets:

	Property, plant and equipment $ million	Intangible assets $ million	Post-employment plans $ million	Tax losses $ million	Other temporary differences(1) $ million	Total $ million
At 30 June 2024	(688)	(2,395)	(142)	64	357	(2,804)
Exchange differences	(31)	23	(1)	3	(5)	(11)
Recognised in income statement	(92)	78	1	(10)	131	108
Recognised in other comprehensive income and equity	(20)	(67)	3	—	(38)	(122)
Tax rate change – recognised in income statement	(2)	(2)	—	—	—	(4)
Transfer from assets held for sale	40	1	(1)	—	(1)	39
At 30 June 2025	(793)	(2,362)	(140)	57	444	(2,794)
Exchange differences	23	47	6	(1)	13	88
Recognised in income statement	(3)	279	11	7	115	409
Recognised in other comprehensive income and equity	(8)	(62)	10	—	(23)	(83)
Tax rate change – recognised in income statement	—	5	(1)	(1)	(2)	1
Tax rate change – recognised in other comprehensive loss and equity	18	20	—	—	—	38
Acquisition	—	(2)	—	—	—	(2)
Transfer to assets held for sale	88	2	—	(5)	(24)	61
At 30 June 2026	(675)	(2,073)	(114)	57	523	(2,282)
(1)Deferred tax on other temporary differences includes hyperinflation, fair value movement on cross-currency swaps, interest and finance costs, share-based payments and intra-group sales of products.
After offsetting deferred tax assets and liabilities that relate to taxes levied by the same taxation authority on the same taxable fiscal unit, the net deferred tax liability comprises:

	2026 $ million	2025 $ million
Deferred tax assets	173	150
Deferred tax liabilities	(2,455)	(2,944)
	(2,282)	(2,794)
Deferred tax assets of $173 million include $73 million (2025 – $76 million)
arising in jurisdictions with prior year taxable losses. The majority of the asset is in respect of Brazil, Germany and Mexico. It is considered more likely than not that there will be sufficient future taxable profits to realise these deferred tax assets, which for the most part arose on losses from a historic one-off transaction. The majority of deferred tax assets can be carried forward indefinitely. From the total recognised tax losses of $57 million, it is expected that $10 million will be utilised in the year ending 30 June 2027.
(f) Unrecognised deferred tax assets
The following table shows the tax value of tax losses which has not been recognised due to uncertainty over their utilisation in future periods. The gross value of those losses is $699 million (2025 – $741 million).

	2026 $ million	2025 $ million
Capital losses – indefinite	123	125
Trading losses – indefinite	41	42
Trading and capital losses – expiry dates up to 2031	19	26
	183	193
Additionally, no deferred tax asset has been recognised in respect of certain temporary differences arising from brand valuations, as the group is not planning to sell those brands, thus the benefit from the temporary differences is unlikely to be realised.
(g) Unrecognised deferred tax liabilities
Relevant legislation largely exempts overseas dividends remitted from tax. A tax liability is more likely to arise in respect of withholding taxes levied by the overseas jurisdiction. Deferred tax is provided where there is an intention to distribute earnings, and a tax liability arises. It is impractical to estimate the amount of unrecognised deferred tax liabilities in respect of these unremitted earnings.
The aggregate amount of temporary differences in respect of investments in subsidiaries, branches, interests in associates and joint ventures for which deferred tax liabilities have not been recognised is approximately $22.4 billion
(2025 – $23.6 billion).

161	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

Operating assets and liabilities
Introduction
This section describes the assets used in the group’s operations and the liabilities incurred. Liabilities relating to the group’s financing activities are included in section
‘Risk management and capital structure’ and balance sheet information in respect of associates, joint ventures and taxation are covered in section ‘Results for the year’. This section also provides detailed disclosures on the group’s recent acquisitions and disposals, performance and financial position of its defined benefit post-
employment plans.
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
Business combinations are accounted for using the acquisition method. Identifiable assets, liabilities and contingent liabilities acquired are measured at fair value at acquisition date. The consideration payable is measured at fair value and includes the fair value of any contingent consideration. Among other factors, the group considers the nature of, and compensation for the selling shareholders' continuing employment to determine if any contingent payments are for post-
combination employee services, which are excluded from consideration.
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
On an acquisition, fair values are attributed to the assets and liabilities acquired. This may involve material judgement to determine these values.

162	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

(a) Acquisition of businesses
Fair value of net assets acquired and cash consideration paid in respect of the acquisition of subsidiaries in the three years ended 30 June 2026 were as follows:

Net assets acquired and consideration
	2026 $ million	2025 $ million	2024 $ million
Brands and other intangibles	8	66	—
Property, plant and equipment	—	1	—
Inventories	—	4	—
Other working capital	—	1	—
Deferred tax	(2)	—	—
Borrowings	—	(3)	—
Cash	—	2	—
Fair value of assets and liabilities	6	71	—
Goodwill arising on acquisition	(4)	46	—
Non-controlling interests	(2)	—	—
Step acquisitions	—	(54)	—
Consideration payable	—	63	—
Satisfied by:
Cash consideration paid	—	(29)	—
Contingent consideration payable	—	(12)	—
Deferred consideration payable	—	(22)	—
	—	(63)	—
Cash consideration paid in respect of the acquisition of businesses and purchase of shares of non-controlling interests in the three years ended 30 June 2026 were as follows:

	Consideration
	2026 $ million	2025 $ million	2024 $ million
Acquisitions in the year - subsidiaries
Cash consideration paid	—	(29)	—
Cash acquired	—	2	—
Prior year acquisitions - subsidiaries
Other consideration	(23)	(8)	(6)
Investments in associates
Cash consideration paid - increase in ownership interest	—	(2)	(5)
Capital injection(1)	(47)	(82)	(128)
Net cash outflow on acquisition of businesses	(70)	(119)	(139)
Purchase of shares of non-controlling interests	—	(9)	(223)
Total net cash outflow	(70)	(128)	(362)
(1)Additional investments in a number of Distill Ventures associates
In the year ended 30 June 2026, the changes in brands, goodwill, deferred tax and non-controlling interests reflect the finalisation of the fair values of net assets acquired on the acquisition of Nao Spirits & Beverages Private Limited in
June 2025.
Prior year acquisitions
On 24 September 2024, Diageo acquired the part of the entire issued share capital of Ritual Beverage Company LLC (owner of Ritual Zero Proof non-
alcoholic spirits brand), that it did not already own.
On 19 June 2025, Diageo announced that it acquired a controlling stake in Nao
Spirits & Beverages Private Limited.
Purchase of shares of non-controlling interests
On 16 January 2024, Diageo agreed with Combs Wine and Spirits LLC to purchase the 50% of the share capital of DeLeon Holdco LLC that Diageo did not already own for a total consideration of $223 million, including transaction costs. The transaction was completed in fiscal 24 and Diageo is now the 100%
owner of the DeLeón brand.
Transactions were recognised in retained earnings.

163	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

(b) Sale of businesses and brands
Cash consideration received and net assets disposed of in respect of sale of businesses and brands in the three years ended 30 June 2026 were as follows:

	Diageo Operations Italy S.p.A. $ million	Other $ million	2026 $ million	2025 $ million	2024 $ million
Sale consideration
Cash received	120	221	341	185	116
Cash disposed of	—	—	—	(11)	(20)
Transaction and other directly attributable costs paid	(2)	(51)	(53)	(31)	(9)
Net cash received	118	170	288	143	87
Deferred consideration receivable	—	—	—	4	32
Investment in associates received	—	—	—	25	—
Transaction costs payable and other directly attributable items	25	(12)	13	(54)	(24)
	143	158	301	118	95
Net (assets)/liabilities disposed of
Brands	—	—	—	(83)	(167)
Other non-current assets	—	—	—	—	(3)
Assets and liabilities held for sale	(144)	(97)	(241)	20	—
Inventories	—	—	—	(13)	(11)
Other working capital	—	—	—	(1)	3
Corporate tax	—	—	—	—	2
Deferred tax	—	—	—	—	37
	(144)	(97)	(241)	(77)	(139)
Less non-controlling interest	—	28	28	(9)	—
Hyperinflationary adjustment recycled from other comprehensive income	—	22	22	—	—
Impairment charge recognised for prospective sale of Guinness Ghana	—	—	—	(97)	—
Exchange recycled from other comprehensive income	(6)	(102)	(108)	(179)	(26)
(Loss)/gain on disposal before taxation	(7)	9	2	(244)	(70)
Taxation	—	(18)	(18)	(3)	1
(Loss)/gain on disposal after taxation	(7)	(9)	(16)	(247)	(69)
Cash consideration received or paid in respect of the disposal of businesses and brands in the three years ended 30 June 2026 were as follows:

	Diageo Operations Italy S.p.A. $ million	Other $ million	2026 $ million	2025 $ million	2024 $ million
Net cash received as included in net cashflow from investing activities	118	170	288	143	87
Cash included in disposed assets and liabilities held for sale	(127)	(14)	(141)	5	—
Net cash flow from sale of businesses and brands	(9)	156	147	148	87
On 30 January 2026, Diageo completed the sale of the Sheridan’s brand and related inventory to Casa Redondo for a consideration of $48 million which resulted in a non-operating exceptional gain before tax of $46 million.
On 17 December 2025, Diageo announced the sale of its shareholding in East African Breweries PLC and its shareholding in the Kenyan spirits business to Asahi
Group Holdings, Ltd. and a non-operating charge of $43 million attributable to the prospective sale was recognised in the year ended 30 June 2026.
On 30 September 2025, Diageo completed the sale of Diageo Operations Italy S.p.A., its manufacturing site in Italy to NewPrinces S.p.A. The aggregate consideration for the disposal was $120 million, the disposed net assets of $144 million mainly included cash and cash equivalents. In the year ended 30 June 2026, the transaction resulted in a non-operating exceptional loss of $7 million, including cumulative translation losses in the amount of $6 million recycled to the income statement.
On 3 July 2025, Diageo completed the sale of Guinness Ghana Breweries PLC, its brewery in Ghana, to the Castel Group. The aggregate consideration for the disposal was $81 million, the disposed net assets of $64 million mainly included property, plant and equipment and trade and other payables. In the year ended 30 June 2026, the transaction resulted in a non-operating exceptional loss before tax of $49 million, including cumulative translation losses of $94 million and hyperinflationary adjustment gain of $22 million recycled to the income statement. The disposed Ghana operations contributed net sales of $nil (2025 – $322 million; 2024 –
$151 million), operating profit of $nil (2025 – $45 million; 2024 – loss of $5 million) in the year ended 30 June 2026.
On 1 July 2025, Diageo completed the sale of its shareholding in Seychelles Breweries Limited to Phoenix Beverages Limited. The aggregate consideration for the disposal was $89 million, the disposed net assets of $32 million mainly included property, plant and equipment. In the year ended 30 June 2026, the transaction resulted in a non-operating exceptional gain of $62 million, including cumulative translation losses of $8 million recycled to the income statement.

164	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

On 30 September 2024, Diageo completed the sale of its shareholding in Guinness Nigeria PLC to N-Seven Nigeria Ltd., part of the Tolaram group. The aggregate consideration for the disposal was $64 million, the disposed net liabilities of $20 million mainly included trade and other payables and property, plant and equipment.
The transaction resulted in a non-operating exceptional loss before tax of $125 million, including cumulative translation losses in the amount of $175 million recycled to the income statement. The disposed Nigeria operations contributed net sales of $65 million (2024 – $296 million; 2023 – $504 million), operating loss of
$10 million (2024 – $60 million; 2023 – $14 million) in the year ended 30 June 2025.
On 24 June 2025, Diageo announced the sale of Diageo Operations Italy S.p.A., inclusive of the Santa Vittoria production facility, to NewPrinces S.p.A. and a non-
operating charge of $29 million attributable to the prospective sale was recognised in the year ended 30 June 2025.
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
statement.
(c) Assets and liabilities held for sale

	2026 $ million	2025 $ million
Intangible assets	70	1
Property, plant and equipment	582	146
Other financial assets	4	—
Inventories	124	50
Trade and other receivables	179	40
Corporate tax receivables	25	2
Cash	161	18
Assets held for sale	1,145	257
Trade and other payables	(330)	(137)
Provisions	(18)	—
Deferred tax liabilities	(61)	(40)
Bank overdrafts	—	(4)
Loans and leases	(272)	(5)
Post-employment benefit liabilities	—	(7)
Liabilities held for sale	(681)	(193)
Total	464	64
On 24 March 2026, Diageo announced the sale of United Spirits Limited's shareholding in Royal Challengers Sports Pvt Ltd to a consortium comprising the Aditya
Birla Group, The Times of India Group, Bolt Ventures and Blackstone. The sale was considered to be highly probable on 30 June 2026. Subject to regulatory approvals, completion is expected in the year ending 30 June 2027. Consequently, the impacted assets and liabilities were classified as held for sale on 30 June 2026 and measured at cost as the lower of cost and fair value less cost of disposal.
On 17 December 2025, Diageo announced the agreement to sell its 100% ownership in Diageo Kenya Limited, 65% owner of East African Breweries PLC (EABL)
and its subsidiaries, and its remaining shares in UDV Kenya Limited, to Asahi. On completion, Asahi will take majority control of EABL, which produces and distributes Guinness under a licence and royalty agreement. The sale was considered to be highly probable on 30 June 2026 and it is expected to be completed by 31
December 2026, subject to regulatory approval. The impacted assets and liabilities were classified as held for sale on 30 June 2026 measured at cost as the lower of cost and fair value less cost of disposal. On 30 June 2026, cumulative translation losses recognised in exchange reserves were a loss of $85 million, which will be recycled to the income statement on the completion of the transaction.
In the year ended 30 June 2026, Diageo completed the sale of a number of businesses, previously classified as assets and liabilities held for sale, comprising: (i) the sale of Diageo Operations Italy S.p.A., inclusive of the Santa Vittoria production facility, to NewPrinces S.p.A., announced on 24 June 2025, (ii) the sale of Diageo’s shareholding in Seychelles Breweries Limited, its brewery in Seychelles, to Phoenix Beverages Limited, announced on 2 April 2025, and (iii) the sale of Diageo’s shareholding in Guinness Ghana Breweries PLC, its brewery in Ghana, to Castel Group, announced on 28 January 2025.

165	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

9. Intangible assets

Accounting policies

Acquired intangible assets are held on the consolidated balance sheet at cost less accumulated amortisation and impairments. Acquired brands and other intangible assets are initially recognised at fair value if they are controlled through contractual or other legal rights, or are separable from the rest of the business, and the fair value can be reliably measured. Where these assets are regarded as having indefinite useful economic lives, they are not amortised.
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
Impairment reviews are performed for cash-generating units (CGU) which are the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets.
Amortisation of intangible assets is based on their useful economic lives and amortised on a straight-line basis and reviewed for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable. Goodwill and intangible assets that are regarded as having indefinite useful economic lives are not amortised and are reviewed for impairment at least annually or when there is an indication that the assets may be impaired. Impairment reviews compare the net carrying value to the recoverable amount (where recoverable amount is the higher of fair value less costs of disposal and value in use).
Where the carrying value exceeds the recoverable amount, an impairment charge is recognised. Amortisation and any impairment charges are recorded in other operating items in the income statement.
At each reporting date, a review is performed to assess whether there is any indication that an impairment recognised in prior periods should be reversed for an asset other than goodwill. Reversal of impairment is considered if the recoverable amount of the assets is consistently and significantly above the carrying value over an extended period. The increased carrying amount of an asset other than goodwill attributable to a reversal of an impairment shall not exceed the carrying amount that would have been determined (net of amortisation) had no impairment been recognised for the asset in prior years. Any reversal of impairment is charged against the same income statement line on which the initial impairment was recorded.
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
Impairment reviews are carried out to ensure that intangible assets, including brands, are not carried above their recoverable amounts. Value in use and fair value less costs of disposal are both considered for these reviews and any impairment charge is based on these. Value in use is determined using management’s estimates of forecast future cash flows, discount rates and long-term growth rates. Fair value less costs of disposal is determined using different assumptions, which may include quoted market prices, market capitalisations, valuation multiples for comparable companies applied to earnings, discounted cash flows, recent market transactions and other relevant market information. Such estimates and judgements are subject to change as a result of changing economic conditions and actuals may differ from forecasts.

Consideration of climate risk impact

The impact of climate risk on the future cash flows has also been considered for scenarios analysed in line with the climate change risk assessment. The climate change scenario analyses performed in 2026 – conducted in line with TCFD recommendations (‘Transition Scenario’ (RCP 2.6), a ‘Moderate
Warming’ Scenario (RCP 4.5) and a ‘Severe Warming Scenario (RCP 8.5)) – identified no material financial impact to the current year impairment assessments.

166	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

	Brands $ million	Goodwill $ million	Other intangibles $ million	Computer software $ million	Total $ million
Cost
At 30 June 2024	11,106	3,682	2,011	1,225	18,024
Hyperinflation adjustment	144	107	—	—	251
Exchange differences	33	(73)	8	75	43
Additions	66	46	—	191	303
Disposals	(220)	—	(33)	(350)	(603)
Reclassification to assets held for sale	—	(5)	—	(1)	(6)
At 30 June 2025	11,129	3,757	1,986	1,140	18,012
Hyperinflation adjustment	153	113	—	1	267
Exchange differences	(270)	(188)	(9)	(32)	(499)
Additions	—	—	—	113	113
Disposals	—	—	(3)	(27)	(30)
Acquisitions	8	(4)	—	—	4
Reclassification to assets held for sale	(5)	(33)	(42)	(17)	(97)
At 30 June 2026	11,015	3,645	1,932	1,178	17,770
Amortisation and impairment
At 30 June 2024	1,464	822	102	822	3,210
Exchange differences	5	(14)	6	38	35
Amortisation for the year	—	—	20	74	94
Impairment	416	—	—	—	416
Disposals	(137)	—	(33)	(349)	(519)
At 30 June 2025	1,748	808	95	585	3,236
Exchange differences	(99)	(65)	(4)	(14)	(182)
Amortisation for the year	—	—	5	72	77
Impairment	808	466	—	40	1,314
Disposals	—	—	(1)	(24)	(25)
Reclassification to assets held for sale	—	—	(11)	(14)	(25)
At 30 June 2026	2,457	1,209	84	645	4,395
Carrying amount
At 30 June 2026	8,558	2,436	1,848	533	13,375
At 30 June 2025	9,381	2,949	1,891	555	14,776
At 30 June 2024	9,642	2,860	1,909	403	14,814

167	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

(a) Brands
The principal acquired brands, all of which are regarded as having indefinite useful economic lives, are as follows:

	Principal markets	2026 $ million	2025 $ million
Crown Royal whisky	United States	1,464	1,464
Captain Morgan rum	Global	1,201	1,201
Johnnie Walker whisky	Global	826	856
Smirnoff vodka	Global	824	824
Shui Jing Fang Chinese white spirit	Greater China	737	698
Casamigos tequila	United States	604	604
McDowell's No.1 whisky, rum and brandy	India	336	371
Don Julio tequila	United States	292	270
Yenì Raki	Türkiye	257	477
Seagram's 7 Crown whiskey	United States	223	223
Signature whisky	India	193	213
Zacapa rum	Global	191	191
Black Dog whisky	India	163	180
Antiquity whisky	India	159	176
Gordon's gin	Europe	157	163
Other brands		931	1,470
		8,558	9,381
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
(b) Goodwill
For the purposes of impairment testing, goodwill has been attributed to the following cash-generating units:

	2026 $ million	2025 $ million
North America	1,062	1,002
Europe
Türkiye	—	414
Asia Pacific
Greater China	169	160
India	745	827
Latin America and Caribbean
Mexico	138	185
Other cash-generating units	322	361
	2,436	2,949
Goodwill has arisen on the acquisition of businesses and includes synergies arising from cost savings, the opportunity to utilise Diageo’s distribution network to leverage marketing of the acquired products and the extension of the group’s portfolio of brands in new markets around the world.
(c) Other intangibles
Other intangibles principally comprise distribution rights. Diageo owns the global distribution rights for Ketel One vodka products in perpetuity, and the
Directors believe that it is appropriate to treat these rights as having an indefinite life for accounting purposes. The net book value at 30 June 2026 was
$1,800 million (2025 – $1,800 million).
(d) Impairment testing
Impairment tests are performed annually, or more frequently if events or circumstances indicate that the carrying amount may not be recoverable.
Recoverable amounts are estimates based on the higher of value in use and fair value less costs of disposal. Value in use is determined using management estimates of forecast future cash flows, discount rates and long-term growth rates. Fair value less costs of disposal is determined using different assumptions, which may include quoted market prices, market capitalisations, valuation multiples for comparable companies applied to earnings, discounted cash flows, recent market transactions and other relevant market information. Individual brands, other intangibles with indefinite useful lives and the associated property, plant and equipment are aggregated as separate cash-generating units. Separate tests are carried out for each cash-generating unit and for each of the markets.
Goodwill is attributed to each of the markets.
The key assumptions used for the value in use calculations are as follows:
Cash flows
Cash flows are forecasted for each cash-generating unit for the financial years based on management's approved plans and reflect the following assumptions:
•Cash flows are projected based on the actual operating results and a three years strategic plan approved by management. Cash flows are extrapolated up to five years using expected growth rates in line with management’s best estimates. Growth rates reflect expectations of sales growth, operating costs and margin, based on past experience and external sources of information;
•The five years forecast period is extended by up to an additional ten years for some intangible assets and goodwill when management believes that this period is justified by the maturity of the market and expects to achieve growth in excess of the terminal growth rate driven by Diageo’s sales, marketing and distribution expertise. These cash flows beyond the five years period are projected using steady or progressively declining growth rates;
•Cash flows for the subsequent years after the forecast period are extrapolated based on a terminal growth rate which does not exceed the long-term annual inflation rate of the country or region.
Discount rates
Discount rates are the weighted average cost of capital which reflect the returns on government bonds and an equity risk premium adjusted for the drinks industry specific to the cash-generating units. The group applies post-tax discount rates to post-tax cash flows as the valuation calculated using this method closely approximates to applying pre-tax discount rates to pre-tax cash flows.
For goodwill, these assumptions are based on the cash-generating unit or group of units to which the goodwill is attributed. For brands, they are based on a weighted average taking into account the country or countries where sales are made.

168	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

The pre-tax discount rates and terminal growth rates used for impairment testing are as follows:

	2026		2025
	Pre-tax discount rate %	Terminal growth rate %	Pre-tax discount rate %	Terminal growth rate %
North America
United States	9	2	10	2
Europe
United Kingdom	9	2	11	3
Türkiye(1)	39	11	27	14
Asia Pacific
India	12	4	13	4
Greater China	9	2	9	2
Latin America and Caribbean
Mexico	14	4	13	3
(1)The post-tax discount rates applied for calculating the recoverable amount of Türkiye
CGU varied by forecasted periods between 29% to 18%, primarily reflecting increases in market interest rates, country risk premiums and inflation expectations in the periods.
The key assumptions used in fair value less costs of disposal calculations are as follows:
Earnings multiple
The earnings multiple represents a market-based valuation multiple applied to the earnings of the CGU or brand. The multiple is determined with reference to observable multiples derived from comparable companies. In selecting the appropriate multiple, management consider the comparability of the underlying businesses and transactions, including their size, geographic exposure and operating characteristics.
Share price
For listed investments, the quoted share price in an active market is used to determine the recoverable value.
In the year ended 30 June 2026, an impairment charge of $786 million was recognised in exceptional operating items in respect of the Türkiye cash-
generating unit that included the goodwill from the Mey İçki acquisition in the amount of $466 million, the Yenì Raki brand in the amount of $280 million and other brands. The charge is largely due to the impact of hyperinflationary accounting on carrying values combined with lower forecast growth assumptions as pricing is not expected to fully match inflation in the future. The recoverable amount was estimated based on fair value less costs of disposal.
The impairment reduced the deferred tax liability by $187 million resulting in a net exceptional loss of $599 million. The recoverable amount is $689 million for Türkiye cash-generating unit.
In the year ended 30 June 2026, an impairment charge of $287 million in respect of the Don Papa brand was recognised in exceptional operating items.
The charge is driven by the decline of the rum category in Europe which impacted the brand’s long-term growth outlook. The recoverable amount was estimated based on value in use. The impairment reduced the deferred tax liability by $71 million resulting in a net exceptional loss of $216 million. The recoverable amount of the brand is $103 million.
In the year ended 30 June 2026, an impairment charge of $44 million in respect of the Aviation American Gin brand was recognised in exceptional operating items, driven by the softening category trends. The recoverable amount was estimated based on value in use. The impairment reduced the deferred tax liability by $10 million resulting in a net exceptional loss of $34 million. The recoverable amount is $nil.
In the year ended 30 June 2026, an impairment charge of $41 million in respect of Ypióca brand and related fixed assets was recognised in exceptional operating items. The charge is driven by the declining category trend and increasing competitive pressure. The recoverable amount was estimated based on value in use. The recoverable amount is $38 million.
In the year ended 30 June 2026, an impairment charge of $138 million in respect of various brands sold predominantly in the US was recognised in exceptional operating items, driven by the softening category and changes in consumer demand trends. The recoverable amount was estimated based on value in use. The impairment reduced the deferred tax liability by $36 million resulting in a net exceptional loss of $102 million. The recoverable amount is
$46 million.
In the year ended 30 June 2025, an impairment charge of $231 million in respect of the Aviation American Gin brand and related tangible fixed assets was recognised in exceptional operating items based on its value in use. The impairment reduced the tax liability by $55 million.
In the year ended 30 June 2025, an impairment charge of $170 million in respect of various US brands, tangible fixed assets and inventory was recognised in exceptional operating items, based on their value in use. The brand impairment reduced the deferred tax liability by $40 million.
In the year ended 30 June 2025, an impairment charge of $51 million in respect of the Bell’s whisky brand was recognised in exceptional operating items based on its value in use. The brand impairment reduced the deferred tax liability by
$13 million.
(e) Sensitivity to change in key assumptions
Impairment testing for the year ended 30 June 2026 has identified the Greater China cash-generating unit and Yenì Raki brand as being sensitive to reasonably possible changes in assumptions. The tables below shows the headroom at 30 June 2026 and the impairment charge that would be required if the assumptions in the calculation of their value in use or in the fair value less costs of disposal were changed:

	Valuation method	Carrying value of CGU $ million	Headroom $ million	30% decrease in share price $ million
Greater China	FVLCD	1,831	552	(112)

	Valuation method	Carrying value of CGU $ million	Headroom $ million	2ppt increase in discount rate $ million	1ppt decrease in terminal growth rate $ million	10% decrease in cash flows $ million
Yenì Raki	Value in use	353	—	(65)	(30)	(35)

169	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

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

	Land and buildings $ million	Plant and equipment $ million	Fixtures and fittings $ million	Returnable bottles, kegs and crates $ million	Under construction $ million	Total $ million
Cost
At 30 June 2024	3,617	7,158	177	514	1,563	13,029
Hyperinflation adjustment	33	38	1	6	4	82
Exchange differences	162	354	30	42	40	628
Acquisitions	—	—	—	—	1	1
Additions	160	388	19	38	977	1,582
Borrowing costs capitalised	16	22	—	—	56	94
Disposals	(93)	(222)	(16)	(43)	(36)	(410)
Transfers	367	415	11	(7)	(786)	—
Reclassification to assets held for sale	(40)	(211)	(1)	(76)	(8)	(336)
At 30 June 2025	4,222	7,942	221	474	1,811	14,670
Hyperinflation adjustment	30	19	1	—	7	57
Exchange differences	(80)	(112)	(7)	(8)	13	(194)
Additions	306	396	9	28	372	1,111
Borrowing costs capitalised	—	—	—	—	45	45
Disposals	(19)	(48)	(10)	(10)	(9)	(96)
Transfers	572	619	11	22	(1,224)	—
Reclassification to assets held for sale	(221)	(827)	(21)	(184)	(20)	(1,273)
At 30 June 2026	4,810	7,989	204	322	995	14,320
Accumulated depreciation
At 30 June 2024	1,098	3,037	105	280	—	4,520
Exchange differences	90	119	19	23	—	251
Depreciation charge for the year	180	408	24	42	—	654
Exceptional accelerated depreciation and impairment	34	115	3	—	—	152
Disposals	(73)	(212)	(15)	(40)	—	(340)
Reclassification to assets held for sale	(8)	(59)	(1)	(27)	—	(95)
At 30 June 2025	1,321	3,408	135	278	—	5,142
Exchange differences	(23)	(62)	(6)	(4)	—	(95)
Depreciation charge for the year	209	403	25	31	—	668
Exceptional accelerated depreciation and impairment	120	232	—	—	—	352
Disposals	(15)	(35)	(10)	(10)	—	(70)
Reclassification to assets held for sale	(94)	(463)	(19)	(97)	—	(673)
At 30 June 2026	1,518	3,483	125	198	—	5,324
Carrying amount
At 30 June 2026	3,292	4,506	79	124	995	8,996
At 30 June 2025	2,901	4,534	86	196	1,811	9,528
At 30 June 2024	2,519	4,121	72	234	1,563	8,509
The net book value of land and buildings comprises freeholds of $2,710 million (2025 – $2,340 million), long leaseholds of $1 million (2025 – $2 million) and short leaseholds of $581 million (2025 – $559 million). Depreciation was not charged on $228 million (2025 – $216 million) of land. Property, plant and equipment is net of a government grant of $185 million (2025 – $185 million) received in prior years in respect of the construction of a rum distillery in the US Virgin Islands.
Exceptional accelerated depreciation and impairment of $352 million (2025 – $152 million), primarily related to impairment charges associated with restructuring programmes, was charged to exceptional operating items. For further information see note 3.

170	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

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

Changes in biological assets were as follows:

Biological assets $ million
Fair value
At 30 June 2024	199
Exchange differences	(7)
Transferred to inventories	(69)
Fair value change	11
Farming cost capitalised	42
At 30 June 2025	176
Exchange differences	15
Transferred to inventories	(7)
Fair value change	(43)
Farming cost capitalised	60
At 30 June 2026	201
At 30 June 2026, the number of agave plants was approximately 29 million
(2025 – 25 million), ranging from new plantations up to eight-year-old plants.
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
The group recognises services associated with a lease as other operating items. Payments associated with leases where the value of the asset when it is new is lower than $5,000 (leases of low value assets) and leases with a lease term of 12 months or less (short-term leases) are recognised as other operating items. A judgement in calculating the lease liability at initial recognition includes determining the lease term where extension or termination options exist. In such instances, any economic incentive to retain or end a lease are considered and extension periods are only included when it is considered reasonably certain that an option to extend a lease will be exercised.

(a) Movement in right-of-use assets
The company principally leases warehouses, office buildings, plant and machinery, cars and distribution vehicles in the ordinary course of business.

	Land and buildings $ million	Plant and equipment $ million	Total $ million
At 30 June 2024	444	242	686
Exchange differences	12	11	23
Additions	73	83	156
Reclassification within property, plant and equipment	—	(79)	(79)
Reclassification to assets held for sale	(1)	(4)	(5)
Depreciation	(74)	(52)	(126)
At 30 June 2025	454	201	655
Exchange differences	(3)	(7)	(10)
Additions	143	47	190
Reclassification to assets held for sale	(9)	(7)	(16)
Depreciation	(88)	(63)	(151)
At 30 June 2026	497	171	668
(b) Lease liabilities

	2026 $ million	2025 $ million
Current lease liabilities	(118)	(112)
Non-current lease liabilities	(567)	(541)
	(685)	(653)
The future cash outflows, which are not included in lease liabilities on the balance sheet, in respect of extension and termination options which are not reasonably expected to be exercised are estimated at $201 million (2025 –
$211 million).
(c) Amounts recognised in the consolidated income statement
In the year ended 30 June 2026, other external charges (within other operating items) included $38 million (2025 – $43 million) in respect of leases of low value assets and short-term leases and $24 million (2025 – $23 million) in respect of variable lease payments. See note 5 for further information relating to the interest expense on lease liabilities.
The total cash outflow for leases in the year ended 30 June 2026 was $222 million (2025 – $212 million).

171	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

13. Other investments

Accounting policies

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

	Loans $ million	Other investments $ million	Total $ million
Cost less allowances or fair value
At 30 June 2024	63	31	94
Exchange differences	1	2	3
Additions	11	6	17
Repayments and disposals	(6)	—	(6)
Capitalised interest	5	—	5
Impairment charged during the year	(63)	(9)	(72)
Provision movement	1	—	1
Transfer to associates/fair value adjustment	(1)	(2)	(3)
At 30 June 2025	11	28	39
Additions	47	—	47
Repayments and disposals	(4)	—	(4)
Impairment charged during the year	(40)	—	(40)
Transfer from associates/fair value adjustment	1	(22)	(21)
At 30 June 2026	15	6	21
At 30 June 2026, loans comprise $15 million (2025 – $11 million; 2024 – $6 million) of loans to customers and other third parties, after allowances of $136 million (2025 – $137 million; 2024 – $138 million), and $2 million (2025 – $nil;
2024 – $57 million) of loans to associates.
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
In addition, the group has defined contribution plans, unfunded post-
employment medical benefit liabilities and other unfunded defined benefit post-employment liabilities. For post-employment plans other than defined contribution plans, the amount charged to operating profit is the cost of accruing pension benefits promised to employees over the year, administration costs (other than costs of managing plan assets), plus any changes arising on benefits granted to members by the group during the year. Net finance charges/income comprise the net deficit/
surplus on the plans at the beginning of the year, adjusted for cash flows in the year, multiplied by the discount rate for plan liabilities. The differences between the fair value of the plans’ assets and the present value of the plans’ liabilities are disclosed as an asset or liability on the consolidated balance sheet. Any differences due to changes in assumptions or experience are recognised in other comprehensive income. The amount of any pension fund asset recognised on the balance sheet is limited to any future refunds from the plan or the present value of reductions in future contributions to the plan.
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

172	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

The most recent funding valuations of the significant defined benefit plans were carried out as follows:

Principal plans	Date of valuation
United Kingdom(1)	1 April 2024
Ireland(2)	31 December 2024
United States	1 January 2025
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
The amounts charged to the consolidated income statement and statement of comprehensive income for the group’s defined benefit plans for the three years ended 30 June 2026 are as follows:

	2026 $ million	2025 $ million	2024 $ million
Current service cost and administrative expenses	(87)	(88)	(82)
Past service (losses)/gains – ordinary activities	(4)	2	3
Past service losses – exceptional(1)	(37)	—	—
Charge to operating profit	(128)	(86)	(79)
Net finance income in respect of post- employment plans	35	35	37
Charge before taxation(2)	(93)	(51)	(42)
Actual returns less amounts included in finance income	(136)	(460)	(168)
Experience (losses)/gains	(94)	(139)	24
Changes in financial assumptions	252	495	20
Changes in demographic assumptions	(87)	92	43
Other comprehensive loss	(65)	(12)	(81)
Changes in the surplus restriction	(3)	(1)	5
Total other comprehensive loss	(68)	(13)	(76)
(1)Includes a one-off discretionary increase of $38 million in pension benefits to GIGPS pensioners.
(2)The (charge)/income before taxation is in respect of the following countries:

	2026 $ million	2025 $ million	2024 $ million
United Kingdom	(6)	2	5
Ireland	(32)	1	3
United States	(37)	(41)	(35)
Other	(18)	(13)	(15)
	(93)	(51)	(42)
In addition to the charge in respect of defined benefit post-employment plans, contributions to the group’s defined contribution plans were $72 million (2025 –
$70 million; 2024 – $62 million).
The movements in the plan assets and liabilities for the two years ended 30 June
2026 are set out below:

	Plan assets $ million	Plan liabilities $ million	Net surplus $ million
At 30 June 2024	8,417	(7,696)	721
Exchange differences	633	(608)	25
Disposal of businesses	—	3	3
Reclassification to liabilities held for sale	—	7	7
Income/(charge) before taxation	381	(432)	(51)
Other comprehensive (loss)/income(1)	(460)	448	(12)
Contributions by the group	64	—	64
Employee contributions	2	(2)	—
Benefits paid	(504)	504	—
At 30 June 2025	8,533	(7,776)	757
Exchange differences	(262)	233	(29)
Income/(charge) before taxation	390	(483)	(93)
Other comprehensive (loss)/income(1)	(136)	71	(65)
Contributions by the group	57	—	57
Employee contributions	2	(2)	—
Benefits paid	(527)	527	—
At 30 June 2026	8,057	(7,430)	627
(1)Excludes surplus restriction.
The plan assets and liabilities by type of post-employment benefit and country are as follows:

	2026		2025
	Plan assets $ million	Plan liabilities $ million	Plan assets $ million	Plan liabilities $ million
Pensions
United Kingdom	5,271	(4,800)	5,640	(5,083)
Ireland	1,938	(1,533)	2,057	(1,599)
United States	623	(590)	595	(562)
Other	203	(210)	215	(230)
Post-employment medical	2	(257)	3	(266)
Other post-employment	20	(40)	23	(36)
	8,057	(7,430)	8,533	(7,776)
The balance sheet analysis of the post-employment plans is as follows:

	2026		2025
	Non- current assets(1) $ million	Non- current liabilities $ million	Non- current assets(1) $ million	Non- current liabilities $ million
Funded plans	1,006	(141)	1,161	(146)
Unfunded plans	—	(246)	—	(263)
	1,006	(387)	1,161	(409)
(1)Includes surplus restriction of $8 million (2025 – $5 million).

173	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

The disclosures have been prepared in accordance with IFRIC 14 IAS 19. In particular, where the calculation for a plan results in a surplus, the recognised asset is limited to the present value of any available future refunds from the plan or reductions in future contributions to the plan, and any additional liabilities are recognised as required. At 30 June 2026, the DPS had a net surplus of $517 million (2025 – $608 million; 2024 – $689 million) and the GIGPS had a net surplus of $366 million (2025 – $417 million; 2024 – $332 million) and other schemes in a surplus totalled $123 million (2025 – $136 million; 2024 –
$125 million). The DPS and GIGPS surpluses have been recognised with no provision made against them as they are expected to be recoverable through a combination of a reduction in future cash contributions or ultimately via a cash refund when the last member’s obligations have been met.
(b) Principal risks and assumptions
The material post-employment plans are not exposed to any unusual, entity-
specific or scheme-specific risks but there are general risks:
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
Asset returns – Assets held by the pension plans are invested in a diversified portfolio including equities, bonds and other assets. Volatility in asset values will lead to movements in the net deficit/surplus reported in the consolidated balance sheet for post-employment plans which in addition will also impact the post-employment expense in the consolidated income statement.
The following weighted average assumptions were used to determine the group’s deficit/surplus in the main post-employment plans at
30 June in the relevant year. The assumptions used to calculate the charge/credit in the consolidated income statement for the year ending 30 June are based on the assumptions disclosed as at the previous 30 June.

	United Kingdom			Ireland			United States(1)
	2026%	2025%	2024%	2026%	2025%	2024%	2026%	2025%	2024%
Rate of general increase in salaries(2)	3.4	3.3	3.6	3.5	3.4	3.7	—	—	—
Rate of increase to pensions in payment	2.6	2.5	2.8	2.0	2.0	2.2	—	—	—
Rate of increase to deferred pensions	2.4	2.3	2.6	2.0	2.0	2.2	—	—	—
Discount rate for plan liabilities	6.0	5.6	5.1	4.1	3.8	3.6	5.4	5.2	5.3
Inflation – CPI	2.4	2.3	2.6	2.1	2.0	2.3	2.3	2.3	2.3
Inflation – RPI	2.9	2.8	3.1	—	—	—	—	—	—
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
who is currently aged 45 and subsequently retires at the age of 65:

	United Kingdom(1)			Ireland(2)			United States
	2026 Age	2025 Age	2024 Age	2026 Age	2025 Age	2024 Age	2026 Age	2025 Age	2024 Age
Retiring currently at age 65
Male	87.2	86.7	86.8	87.4	86.9	87.2	85.9	85.8	85.7
Female	88.6	88.3	88.4	89.9	89.6	89.7	87.5	87.5	87.4
Currently aged 45, retiring at age 65
Male	88.0	87.5	88.1	88.7	88.2	88.8	87.4	87.3	87.2
Female	90.3	90.0	90.5	91.3	91.0	91.4	89.0	88.9	88.9
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
2027 and on the plan liabilities at 30 June 2026:

	United Kingdom			Ireland			United States
Benefit/(cost)	Operating profit $ million	Profit after taxation $ million	Plan liabilities(1) $ million	Operating profit $ million	Profit after taxation $ million	Plan liabilities(1) $ million	Operating profit $ million	Profit after taxation $ million	Plan liabilities(1) $ million
Effect of 0.5% increase in discount rate	2	14	229	1	6	85	2	2	27
Effect of 0.5% decrease in discount rate	(2)	(13)	(250)	(1)	(5)	(94)	(2)	(2)	(30)
Effect of 0.5% increase in inflation	(2)	(8)	(157)	—	(2)	(36)	—	(1)	(9)
Effect of 0.5% decrease in inflation	1	7	148	—	2	36	—	1	9
Effect of one year increase in life expectancy	—	(6)	(129)	—	(3)	(60)	—	(1)	(17)
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
assumptions (e.g. pension increases and salary increases where appropriate).

174	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

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
Repos are fully collateralised short-term agreements (typically up to 12 months in duration) and are a well-recognised investment practice as part of a risk management programme against interest rate or inflation risks. Under the UK Scheme, a significant amount of the repos are less than three months in duration. At 30 June 2026, approximately 97% and 100% (2025 – 96% and 100%) of the UK Scheme’s liabilities measured on the Trustee's funding basis (gilts+50bps) were protected against future adverse movements in inflation and interest rates respectively through the combined effect of bonds and swaps. At 30 June 2026, approximately 93% and 75%
(2025 – 93% and 109%) of the Irish plans’ liabilities measured on the Trustee's funding basis (euro-swaps+50bps) were protected against future adverse movements in interest rates and inflation respectively through the combined effect of bonds and swaps.
The discount rates used are based on the yields of high-quality fixed income investments. For the UK plans, which represent approximately 65% of total plan liabilities, the discount rate is determined by reference to the yield curves of AA-rated corporate bonds for which the timing and amount of cash outflows are similar to those of the plans. A similar process is used to determine the discount rates used for the non-UK plans.
An analysis of the fair value of the plan assets is as follows:

	2026
	United Kingdom $ million		Ireland $ million		United States and other $ million		Total $ million
	Quoted	Unquoted	Quoted	Unquoted	Quoted	Unquoted	Quoted	Unquoted	Total
Equities(1)	—	750	—	292	67	140	67	1,182	1,249
Bonds
Fixed-interest government	308	—	16	105	56	68	380	173	553
Inflation-linked government	983	505	1	9	—	1	984	515	1,499
Investment grade corporate	—	1,196	—	641	30	440	30	2,277	2,307
Non-investment grade	27	707	2	360	1	—	30	1,067	1,097
Loan securities	3	226	—	82	—	—	3	308	311
Liability Driven Investment (LDI)	—	—	—	134	—	—	—	134	134
Property	6	429	—	58	—	—	6	487	493
Hedge funds	—	—	—	—	—	4	—	4	4
Interest rate and inflation swaps	—	(150)	11	81	—	—	11	(69)	(58)
Cash, short-term and other investments	91	190	36	110	—	41	127	341	468
Total bid value of assets	1,418	3,853	66	1,872	154	694	1,638	6,419	8,057

	2025
	United Kingdom $ million		Ireland $ million		United States and other $ million		Total $ million
	Quoted	Unquoted	Quoted	Unquoted	Quoted	Unquoted	Quoted	Unquoted	Total
Equities(1)	—	961	—	366	89	137	89	1,464	1,553
Bonds
Fixed-interest government	224	22	—	80	56	8	280	110	390
Inflation-linked government	1,447	618	—	117	—	1	1,447	736	2,183
Investment grade corporate	—	846	—	667	19	427	19	1,940	1,959
Non-investment grade	5	640	2	375	—	49	7	1,064	1,071
Loan securities	18	315	—	116	—	—	18	431	449
Liability Driven Investment (LDI)	—	—	—	130	—	—	—	130	130
Property	—	595	—	58	—	—	—	653	653
Hedge funds	—	—	—	—	—	10	—	10	10
Interest rate and inflation swaps	1	(264)	11	20	—	—	12	(244)	(232)
Cash, short-term and other investments	49	163	18	97	—	40	67	300	367
Total bid value of assets	1,744	3,896	31	2,026	164	672	1,939	6,594	8,533
(1)Equities include limited partnerships that invest primarily in loan securities.
(i)The asset classes include some cash holdings that are temporary. This cash is likely to be invested imminently and so has been included in the asset class where it is anticipated to be invested in the long-term.
(ii)For the year ended 30 June 2026, the analyses of asset categories above include $1,590 million (2025 - $1,431 million) in the United Kingdom, $1,102 million (2025 - $1,147 million) in
Ireland and $625 million (2025 - $598 million) in the United States held in unquoted pooled investment vehicles.
Total cash contributions by the group to all post-employment plans in the year ending 30 June 2027 are estimated to be approximately $59 million.

175	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

(d) Deficit funding arrangements
UK plans
In the year ended 30 June 2011, the group established a Pension Funding Partnership (PFP) in respect of the UK Scheme. Whisky inventory was transferred into the partnership but the group retains control over the partnership which at 30 June 2026 held inventory with a book value of $739 million (2025 – $926 million). The partnership is fully consolidated in the group financial statements. The UK Scheme has a limited interest in the partnership and, as a partner, is entitled to a distribution from the profits of the partnership. The arrangement is expected to cease in 2030, and contributions to the UK scheme in any year will be dependent on the funding position of the UK scheme at the previous 31 March. Given the surplus funding position in the DPS, there were no contributions to the DPS in the years ended 30 June
2026 and 30 June 2025.
In 2030, the group will be required, dependent upon the funding position of the UK Scheme at that time, to pay an amount not greater than the actuarial deficit at that time, up to a maximum of £430 million ($569 million) in cash, to purchase the UK Scheme’s interest in the partnership. If the UK Scheme is in surplus at an actuarial triennial valuation excluding the value of the PFP, then the group can exit the PFP with the agreement of the Trustee.
Irish plans
The triennial actuarial valuation as at 31 December 2024 showed that the Scheme is fully funded on the Trustee’s ongoing funding basis and the statutory minimum funding standard basis. Given the fully funded position, no deficit contributions were payable in the years ended 30 June 2026 and 30 June 2025. The company has agreed with the Trustee on conditional contributions if there is a deficit in the Scheme on either of the next two valuation dates. These conditional contributions shall be payable over the three years following the valuation and the aggregate payment will be equal to the ongoing deficit disclosed, subject to the caps set out below:

	Valuation date
	31 December 2027		31 December 2030
	€ million	$ million	€ million	$ million
Maximum conditional contribution	39	44	39	44
(e) Timing of benefit payments
The following table provides information on the timing of the benefit payments and the average duration of the defined benefit obligations and the distribution of the timing of benefit payments:

	United Kingdom		Ireland		United States
	2026 $ million	2025 $ million	2026 $ million	2025 $ million	2026 $ million	2025 $ million
Maturity analysis of benefits expected to be paid
Within one year	356	375	107	100	71	68
Between 1 to 5 years	1,410	1,430	510	478	226	215
Between 6 to 15 years	3,416	3,472	910	912	500	476
Between 16 to 25 years	2,920	2,986	691	745	337	315
Beyond 25 years	2,498	2,694	672	743	265	245
Total	10,600	10,957	2,890	2,978	1,399	1,319
	years	years	years	years	years	years
Average duration of the defined benefit obligation	11	12	12	13	9	9
The projected benefit payments are based on the assumptions underlying the assessment of the obligations, including inflation. They are disclosed undiscounted and therefore appear large relative to the discounted value of the plan liabilities recognised on the consolidated balance sheet. They are in respect of benefits that have accrued at the balance sheet date and make no allowance for any benefits to be accrued subsequently.
(f) Related party disclosures
Information on transactions between the group and its pension plans is given in note 21.

176	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

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

(a) Inventories

	2026 $ million	2025 $ million
Raw materials and consumables	528	604
Work in progress	116	131
Maturing inventories	8,510	8,677
Finished goods and goods for resale	1,375	1,246
	10,529	10,658
Maturing inventories include whisk(e)y, rum, tequila and Chinese white spirits.
The following amounts of inventories can be utilised only after more than one year:

	2026 $ million	2025 $ million
Raw materials and consumables	34	50
Maturing inventories	6,935	6,942
	6,969	6,992
Inventories are disclosed net of provisions for obsolescence, an analysis of which is as follows:

	2026 $ million	2025 $ million	2024 $ million
Balance at beginning of the year	180	124	128
Exchange differences	(4)	(6)	(3)
Income statement charge(1)	145	89	51
Utilised	(27)	(27)	(47)
Sale of businesses	—	—	(5)
Balance at the end of the year	294	180	124
(1)The increase in the income statement charge for the year ended 30 June 2026 is primarily driven by a provision recognised in respect of maturing inventory in North
America.
(b) Trade and other receivables

	2026		2025
	Current assets $ million	Non-current assets $ million	Current assets $ million	Non-current assets $ million
Trade receivables	2,596	—	2,789	—
Interest receivable	19	—	19	—
VAT recoverable and other prepaid taxes	217	26	242	17
Other receivables	258	38	283	18
Prepayments	160	—	133	3
Accrued income	27	—	38	—
	3,277	64	3,504	38
At 30 June 2026, approximately 18%, 14% and 15% of the group’s trade receivables of $2,596 million are due from counterparties based in the United
States, India and the United Kingdom, respectively. Accrued income primarily represents amounts receivable from customers in respect of performance obligations satisfied but not yet invoiced.
The aged analysis of trade receivables, net of expected credit loss allowance, is as follows:

	2026 $ million	2025 $ million
Not overdue	2,438	2,633
Overdue 1 – 30 days	29	41
Overdue 31 – 60 days	23	10
Overdue 61 – 90 days	18	10
Overdue 91 – 180 days	41	7
Overdue more than 180 days	47	88
	2,596	2,789
Balances overdue more than 180 days on 30 June 2026 are primarily due from institutional customers in certain countries with low credit risk.
Trade and other receivables are disclosed net of expected credit loss allowance for doubtful debts, an analysis of which is as follows:

	2026 $ million	2025 $ million	2024 $ million
Balance at beginning of the year	99	95	112
Exchange differences	(10)	1	(3)
Reclassification to assets held for sale	(22)	—	—
Income statement charge	6	27	8
Utilised	(5)	(24)	(22)
Balance at the end of the year	68	99	95

177	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

(c) Trade and other payables

	2026		2025
	Current liabilities $ million	Non-current liabilities $ million	Current liabilities $ million	Non-current liabilities $ million
Trade payables	2,827	—	3,123	—
Interest payable	434	—	415	—
Tax and social security excluding income tax	732	—	690	—
Other payables	519	150	705	192
Accruals	1,777	—	1,852	—
Deferred income	67	—	82	—
Dividend payable	60	—	61	—
Dividend payable to non-controlling interests	9	—	24	—
	6,425	150	6,952	192
Interest payable at 30 June 2026 includes interest on non-derivative financial instruments of $409 million (2025 – $352 million). Accruals at 30 June 2026 include
$823 million (2025 – $839 million) accrued discounts attributed to sales recognised. Deferred income represents amounts paid by customers in respect of performance obligations not yet satisfied. The amount of contract liabilities recognised as revenue in the current year is $82 million (2025 – $84 million). Non-current liabilities include the net present value of contingent consideration in respect of prior acquisitions of $27 million (2025 – $107 million).
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
activities, when related to the acquisition of non-current assets.

	2026	2025
	Current liabilities $ million	Current liabilities $ million
Carrying amount that has been subject to SCF and presented in trade and other payables	1,092	1,006
— of which suppliers have received payment from finance provider	784	644
Range of payment due dates were as follows:

	2026		2025
	Minimum Days after invoice date(1)	Maximum Days after invoice date(1)	Minimum Days after invoice date(1)	Maximum Days after invoice date(1)
Trade and other payables subject to SCF arrangements	0	150	0	150
Comparable trade and other payables that are not part of the arrangements(2)	0	180	0	150
(1)Suppliers are subject to various payment due dates depending on the jurisdiction and standard practices. The group's payment terms commence from the invoice date. However, for certain categories of external suppliers and in alignment with industry standards, payment terms begin from the date a valid invoice is received. In Greater China, the range of payment due dates are between 0-240 days, which is in line with local market practice.
(2)Comparable trade payables are payables outside of SCFs that fall within the same jurisdiction or business line as payables that form part of SCFs.

178	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

(d) Provisions

	Restructuring $ million	Thalidomide $ million	Other $ million	Total $ million
At 30 June 2024	—	201	196	397
Exchange differences	—	2	(1)	1
Income statement charge	55	15	114	184
Utilised	—	(19)	(36)	(55)
Transfers from other payables	—	—	1	1
Unwinding of discounts	—	6	5	11
At 30 June 2025	55	205	279	539
Exchange differences	(3)	1	(5)	(7)
Income statement charge/(credit)	478	(7)	52	523
Utilised	(38)	(20)	(77)	(135)
Transfers from other payables	—	—	6	6
Unwinding of discounts	—	7	3	10
At 30 June 2026	492	186	258	936
Current liabilities	484	20	121	625
Non-current liabilities	8	166	137	311
	492	186	258	936
Provisions have been established in respect of the discounted value of the group’s commitment to the UK and Australian Thalidomide Trusts. These provisions will be utilised over the period of the commitments up to 2037. Income statement charges are primarily driven by the translation of foreign currency liability.
The largest item in other provisions at 30 June 2026 is $56 million (2025 - $53 million) in respect of deferred employee compensation plans which will be utilised when employees leave the group.

179	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

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
Financial assets and liabilities at fair value through profit and loss include derivative assets and liabilities. Where financial assets or liabilities are eligible to be carried at either amortised cost or fair value through other comprehensive income, the group does not apply the fair value option.
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
Fair value hedges are used to manage the currency and/or interest rate risks to which the fair value of certain assets and liabilities is exposed. Changes in the fair value of the derivatives are recognised in the income statement, along with any changes in the relevant fair value of the underlying hedged asset or liability. If such a hedge relationship no longer meets hedge accounting criteria, fair value movements on the derivative continue to be taken to the income statement while any fair value adjustments made to the underlying hedged item to that date are amortised through the income statement over its remaining life using the effective interest rate method.
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
Net investment hedges utilise either foreign currency borrowings or derivatives as hedging instruments. Foreign exchange differences arising on translation of net investments are recorded in other comprehensive income and included in the exchange reserve. Liabilities used as hedging instruments are revalued at closing exchange rates and the resulting gains or losses are also recognised in other comprehensive income to the extent that they are effective, with any ineffectiveness taken to the income statement. Foreign currency derivative contracts hedging net investments are carried at fair value. Effective fair value movements are recognised in other comprehensive income, with any ineffectiveness taken to the income statement. Cost of hedging model is applied in case of cross-currency interest rate swaps, forwards and options in net investment hedges. The fair value changes attributable to the spot component of the hedging instruments are designated to offset foreign exchange differences of net investments and therefore taken to net investment hedge reserve. The fair value changes attributable to the forward component of the hedging instruments (including currency basis) are taken to the cost of hedging reserve and amortised to the consolidated income statement.

180	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

The group uses a range of financial instruments to manage the group’s funding, liquidity and exposure to foreign currency, interest rate and commodity price risk in line with Board-approved hedging policies and guidelines. Initially, all transactions in derivative financial instruments are undertaken to manage the risks arising from underlying business activities. The group purchases insurance for commercial or, where required, for legal or contractual reasons. In addition, the group retains insurable risk where external insurance is not considered an economic means of mitigating these risks.
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
Hedge of net investment in foreign operations
The group hedges a certain portion of its exposure to fluctuations in the US dollar value of its foreign operations by designating borrowings held in foreign currencies and using foreign currency forwards, swaps and other financial derivatives.
At 30 June 2026, foreign currency borrowings (euro, sterling) and financial derivatives (Chinese yuan, Canadian dollar, Indian rupee) were designated in net investment hedge relationships.
Hedge of foreign currency debt
The group uses cross currency interest rate swaps and foreign currency forwards to hedge the foreign currency risk associated with certain foreign currency denominated borrowings.
Transaction exposure hedging
The group hedges transactional foreign currency risk on major currency exposures up to 36 months and on other currency exposures up to 18 months.
The group’s exposure to foreign currency risk arising principally on forecasted sales transactions is managed using forward agreements and options.
(b) Interest rate risk
The group has an exposure to interest rate risk, arising principally on changes in
US dollar, euro and sterling interest rates. To manage interest rate risk, the group manages its proportion of fixed to floating rate borrowings within limits approved by the Board, primarily through issuing fixed and floating rate borrowings, and by utilising interest rate swaps. These practices aim to minimise the group’s net finance charges with acceptable year-on-year volatility. The majority of the group’s existing interest rate derivatives are designated as fair value hedge and are expected to be effective. Fair value of these derivatives is recognised in the income statement, along with any changes in the relevant fair value of the underlying hedged asset or liability.
The interest rate profile of the group's net borrowings is as follows:

	2026	2025
	$ million	$ million
Fixed rate	18,547	19,051
Floating rate(1)	1,368	2,289
Impact of financial derivatives and fair value adjustments	(118)	(139)
Lease liabilities	685	653
Net borrowings	20,482	21,854
(1)The floating rate portion of net borrowings includes cash and cash equivalents, floating rate loans and bonds, and bank overdrafts.
The table below sets out the average monthly net borrowings and effective interest rate:

Average monthly net borrowings			Effective interest rate
2026 $ million	2025 $ million	2024 $ million	2026%	2025%	2024%
21,684	21,540	21,034	3.9	4.1	4.3
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
(d) Market risk sensitivity analysis
The sensitivity analysis estimates the impact of changes in interest and foreign exchange rates. All hedges are expected to be highly effective for this analysis and it considers the impact of all financial instruments. The sensitivity analysis excludes the impact of market risk on the net post-employment benefit assets and liabilities, and corporate tax payable. The results of the sensitivity analysis should not be considered as projections of likely future events as actual gains or losses in the future may differ materially due to fluctuations in interest and exchange rates to vary from the hypothetical amounts disclosed in the table below.

	Impact on income statement gain/(loss)		Impact on consolidated comprehensive income gain/(loss)(1)
	2026 $ million	2025 $ million	2026 $ million	2025 $ million
0.5% decrease in interest rates	24	30	28	38
0.5% increase in interest rates	(23)	(29)	(27)	(37)
10% weakening of US dollar	(33)	(46)	(491)	(1,049)
10% strengthening of US dollar	26	37	411	867
(1)The impact on the consolidated statement of comprehensive income includes the impact on the income statement.
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
The carrying amount of financial assets of $5,505 million (2025 – $6,543 million) represents the group’s exposure to credit risk at the balance sheet date as disclosed in section (i), excluding the impact of any collateral held or other credit enhancements. A financial asset is in default when the counterparty fails to pay its contractual obligations. Financial assets are written off when there is no reasonable expectation of recovery.
Credit risk is managed separately for financial and business related credit exposures.

181	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

According to the enforceable master netting agreements with counterparties, in the event of default, derivative financial instruments with the same counterparty can be settled net. The table below shows the group’s financial assets and liabilities that could be subject to offset in the balance sheet and the impact of a trigger for the enforcement of the master netting agreement after applying any existing collaterals.

	Gross amount $ million	Right of asset offset $ million	Right of liability offset $ million	Net amount $ million
2026
Derivative financial assets	656	(210)	(67)	379
Derivative financial liabilities	(342)	210	67	(65)
2025
Derivative financial assets	733	(147)	(72)	514
Derivative financial liabilities	(275)	147	72	(56)
Financial credit risk
Diageo aims to minimise its financial credit risk through the application of risk management policies approved and monitored by the Board. Counterparties are predominantly limited to investment-grade banks and financial institutions, and the policy restricts the exposure to any one counterparty by setting credit limits taking into account the credit quality of the counterparty. The credit risk arising through the use of financial instruments for currency, interest rate and commodity price risk management is estimated with reference to the fair value of contracts. Diageo annually reviews the credit limits applied and regularly monitors the counterparties’ credit quality reflecting market credit conditions.
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
(f) Liquidity risk
Liquidity risk is the risk of Diageo encountering difficulties in meeting its obligations associated with financial liabilities that are settled by delivering cash or other financial assets. The group uses short-term commercial paper to finance its day-to-day operations. The group maintains backstop facilities with relationship banks to support commercial paper obligations.
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
consolidated balance sheet although, in practice, the group uses netting arrangements to reduce its liquidity requirements on these instruments.
Contractual cash flows

	Due within 1 year $ million	Due between 1 and 3 years $ million	Due between 3 and 5 years $ million	Due after 5 years $ million	Total $ million	Carrying amount at balance sheet date $ million
2026
Borrowings(1)(2)(3)	(3,349)	(5,449)	(4,926)	(13,189)	(26,913)	(21,733)
Leases(3)	(141)	(207)	(142)	(326)	(816)	(685)
Trade and other financial liabilities(4)	(5,451)	(130)	(17)	(4)	(5,602)	(5,353)
Non-derivative financial liabilities	(8,941)	(5,786)	(5,085)	(13,519)	(33,331)	(27,771)
Derivative financial instruments
Receivable	6,684	3,449	515	6,429	17,077
Payable	(6,719)	(3,531)	(543)	(6,065)	(16,858)
Derivative instruments(2)(5)	(35)	(82)	(28)	364	219	302
2025
Borrowings(1)(2)(3)	(3,873)	(5,970)	(5,392)	(14,398)	(29,633)	(24,100)
Leases(3)	(137)	(198)	(136)	(306)	(777)	(653)
Trade and other financial liabilities(4)	(5,912)	(165)	(16)	(23)	(6,116)	(6,039)
Non-derivative financial liabilities	(9,922)	(6,333)	(5,544)	(14,727)	(36,526)	(30,792)
Derivative financial instruments
Receivable	7,715	1,718	1,153	5,099	15,685
Payable	(7,702)	(1,741)	(1,184)	(4,596)	(15,223)
Derivative instruments(2)(5)	13	(23)	(31)	503	462	438
(1)For the purposes of these tables, borrowings are defined as gross borrowings excluding lease liabilities and fair value of derivative instruments as disclosed in note 17.
(2)Carrying amount of interest on borrowings, interest on derivatives and interest on other payables is included within interest payable in note 15.
(3)Including both principal and interest.
(4)Primarily consists of trade and other payables that meet the definition of financial liabilities under IAS 32.
(5)Derivative financial instruments consist of foreign currency swaps and forwards, cross currency swaps, interest rate swaps and commodity trades.
The group had available undrawn committed bank facilities as follows:

	2026 $ million	2025 $ million
Expiring within one year	1,063	1,040
Expiring after one year	3,500	2,460
	4,563	3,500
The facilities can be used for general corporate purposes and, together with cash and cash equivalents, support the group’s commercial paper programmes.

182	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

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
Other financial liabilities include a put option, which does not have an expiry date, held by Industrias Licoreras de Guatemala (ILG) to sell the remaining 50%
equity stake in Rum Creation & Products Inc., the owner of the Zacapa rum brand, to Diageo. The liability is fair valued using the discounted cash flow method and as at 30 June 2026, an amount of $112 million (30 June 2025 –
$101 million) is recognised as a liability with changes in the fair value of the put option included in retained earnings. As the valuation of this option uses assumptions not observable in the market, it is categorised as level 3 in the hierarchy. As at 30 June 2026, because it is unknown when or if ILG will exercise the option, the liability is measured as if the exercise date is the last day of the next financial year considering forecast future performance. The put option is not sensitive to reasonably possible changes in assumptions. If the option was to be exercised as at 30 June 2028, the fair value of the liability would increase by approximately $5 million.
There were no significant changes in the measurement and valuation techniques, or significant transfers between the levels of the financial assets and liabilities in the year ended 30 June 2026.
The group’s financial assets and liabilities measured at fair value are categorised as follows:

	2026 $ million	2025 $ million
Derivative assets	656	733
Derivative liabilities	(342)	(275)
Valuation techniques based on observable market input (Level 2)	314	458
Financial assets - other	51	75
Financial liabilities - other	(140)	(226)
Valuation techniques based on unobservable market input (Level 3)	(89)	(151)
The movements in level 3 liability instruments, measured on a recurring basis, are as follows:

	Financial liabilities - other (level 3)	Financial liabilities - other (level 3)
	2026 $ million	2025 $ million
At the beginning of the year	(226)	(443)
Net gains included in the income statement	81	140
Net gains/(losses) included in exchange in other comprehensive income	2	(8)
Net (losses)/gains included in retained earnings	(10)	89
Acquisitions	—	(12)
Settlement of liabilities	13	8
At the end of the year	(140)	(226)

183	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

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
hedging instruments designated in hedging relationships by the main risk categories are as follows:

	Notional amounts $ million	Maturity	Range of hedged rates
2026
Net investment hedges
Derivatives in net investment hedges of foreign operations	1,704	August 2026 - October 2027	Canadian dollar 1.32 - 1.45 Chinese yuan 6.62 - 7.29 Indian rupees 94.34
Foreign currency borrowings in net investment hedges	5,465	June 2029 - August 2044	sterling 0.73 - 0.76 euro 0.86 - 0.87
Cash flow hedges
Derivatives in cash flow hedge (foreign currency debt)(1)	4,684	October 2027 - June 2034	euro 0.87 - 0.90 sterling 0.74 - 0.75
Derivatives in cash flow hedge (foreign currency risk)(2)	1,489	September 2026 - August 2028	sterling 0.73 - 0.81 Mexican peso 17.95 - 23.69
Derivatives in cash flow hedge (commodity price risk)(2)	223	July 2026 - September 2028	Wheat: 180.00 - 200.00 GBP/Mt Natural Gas: 0.60 - 0.93 GBP/therm
Fair value hedges
Derivatives in fair value hedge(3)	4,248	March 2027 - June 2038	EURIBOR 1.93 - 1.94% SOFR 0.00 - 1.61% SONIA 0.00 - 0.14%
2025
Net investment hedges
Derivatives in net investment hedges of foreign operations	2,255	August 2025 - October 2027	euro 0.84 - 0.85 Canadian dollar 1.29 - 1.48 Chinese yuan 6.93 - 7.29
Foreign currency borrowings in net investment hedges	9,561	May 2026 - August 2044	sterling 0.75 - 0.82 euro 0.86 - 0.94
Cash flow hedges
Derivatives in cash flow hedge (foreign currency debt)(1)	2,873	September 2028 - June 2034	euro 0.89 - 0.90
Derivatives in cash flow hedge (foreign currency risk)(2)	1,586	September 2025 - January 2028	sterling 0.74 - 0.81 Mexican peso 17.73 - 23.69
Derivatives in cash flow hedge (commodity price risk)(2)	275	July 2025 - June 2027	Aluminium: 2,426.00 - 2,693.50 USD/Mt Natural Gas: 0.74 - 1.38 GBP/therm
Fair value hedges
Derivatives in fair value hedge(3)	4,229	September 2025 - April 2035	EURIBOR 1.93 - 1.94% SOFR 0.27 - 1.61%
(1)For cash flow hedges in respect of foreign currency debt, the notional amount of hedged items recognised in the consolidated balance sheet equals the notional value of the hedging instruments at 30 June 2026 and is included within borrowings. Exchange retranslation and the interest on the hedged bonds are expected to offset those on the cross currency swaps in the income statement in each of the years.
(2)In case of derivatives in cash flow hedges (commodity price risk and foreign currency risk), the range of the most significant contract’s hedged rates are presented.
(3)In case of derivatives in fair value hedges, the range of the floating interest rates of the derivatives are presented.
For cash flow hedges of forecast transactions at 30 June 2026, based on year end interest and exchange rates, a gain to the income statement of $88 million in the year ending 30 June 2027 and a gain of $14 million in the year ending 30 June 2028 is expected to be recognised.
The amount relating to the hedges of foreign currency borrowings that are no longer applicable at 30 June 2026 is $116 million (2025 – $114 million). In the year ended 30 June 2026, the income statement included a gain of $7 million (2025 – $5 million) from amortisation of fair value of financial derivatives.
From the total net investment hedge reserve of $3,127 million (2025 – $3,333 million), $2,543 million (2025 – $2,665 million) is attributable to net investment hedges for which hedge accounting no longer applies.

184	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

The following table sets out information regarding the effectiveness of hedging relationships designated by the group, as well as the impacts on the income statement and other comprehensive income:

			Other comprehensive income
	At the beginning of the year $ million	Consolidated income statement $ million	Recognised in other comprehensive income $ million	Recycled to income statement $ million	Other(2) $ million	At the end of the year $ million
2026
Net investment hedges(1)
Derivatives in net investment hedges of foreign operations(3)	(17)	24	(34)	(9)	6	(30)
Foreign currency borrowings in net investment hedges	(9,561)	(7)	221	7	3,875	(5,465)
Cash flow hedges(1)
Derivatives in cash flow hedge (foreign currency debt)	185	(126)	(113)	126	16	88
Derivatives in cash flow hedge (foreign currency risk)	103	74	58	(78)	(74)	83
Derivatives in cash flow hedge (commodity price risk)	(8)	(8)	21	8	11	24
Fair value hedges(1)
Derivatives in fair value hedge (interest rate risk)	(210)	11	—	—	—	(199)
Borrowings in fair value hedge	205	(9)	—	—	—	196
Instruments in fair value hedge relationship	(5)	2	—	—	—	(3)
2025
Net investment hedges(1)
Derivatives in net investment hedges of foreign operations	367	44	24	(26)	(426)	(17)
Foreign currency borrowings in net investment hedges	(8,109)	—	(768)	—	(684)	(9,561)
Cash flow hedges(1)
Derivatives in cash flow hedge (foreign currency debt)	(32)	230	161	(230)	56	185
Derivatives in cash flow hedge (foreign currency risk)	27	54	144	(68)	(54)	103
Derivatives in cash flow hedge (commodity price risk)	(9)	(19)	(20)	19	21	(8)
Fair value hedges(1)
Derivatives in fair value hedge (interest rate risk)	(376)	166	—	—	—	(210)
Borrowings in fair value hedge	368	(163)	—	—	—	205
Instruments in fair value hedge relationship	(8)	3	—	—	—	(5)
(1)There was no significant ineffectiveness on net investment, cash flow and fair value hedges during the years ended 30 June 2026 and 2025, accordingly the fair value movement of the hedged items was materially similar and offsetting the movement of the hedges.
(2)Other movements include cash flows on result of matured derivatives, notional of bonds designated in or de-designated from net investment hedges and reclassification of hedging instruments between hedge portfolios and de-designation of hedging instruments.
(3)In respect of derivatives in net investment hedges, in the year ended 30 June 2026 a loss of $22 million (2025 - $77 million) was recognised in net investment hedge reserve, a loss of $12 million (2025 - a gain of $101 million) was recognised in cost of hedging and a gain of $9 million (2025 - a gain of $26 million) was transferred out of other comprehensive income to other finance charge.

185	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

(i) Reconciliation of financial instruments
The table below sets out the group’s accounting classification of each class of financial assets and liabilities:

		2026			2025
	Category	Current $ million	Non-current $ million	Total $ million	Current $ million	Non-current $ million	Total $ million
Other investments and loans(1)	a/b	—	53	53	—	76	76
Trade and other receivables(2)	b/c	3,277	64	3,341	3,504	38	3,542
Cash and cash equivalents	b	1,520	—	1,520	2,200	—	2,200
Derivatives	a	150	506	656	118	615	733
Mutual fund	b	261	7	268	318	8	326
Receivable from share trusts	b	86	—	86	88	—	88
Total other financial assets		497	513	1,010	524	623	1,147
Total financial assets		5,294	630	5,924	6,228	737	6,965
Borrowings(3)	b	(2,449)	(19,062)	(21,511)	(2,928)	(20,820)	(23,748)
Trade and other payables(2)	b/c	(6,425)	(150)	(6,575)	(6,952)	(192)	(7,144)
Derivatives	a	(113)	(229)	(342)	(65)	(210)	(275)
Put option	a	(112)	—	(112)	(101)	—	(101)
Leases	b	(118)	(567)	(685)	(112)	(541)	(653)
Total other financial liabilities		(343)	(796)	(1,139)	(278)	(751)	(1,029)
Total financial liabilities		(9,217)	(20,008)	(29,225)	(10,158)	(21,763)	(31,921)
Total net financial liabilities		(3,923)	(19,378)	(23,301)	(3,930)	(21,026)	(24,956)
(1)Other investments and loans include those in respect of associates. Out of the total balance, $51 million (2025 - $75 million) is measured at fair value through profit or loss and $2 million (2025 - $1 million) at amortised cost.
(2)Trade receivables comprise $2,922 million (2025 - $3,120 million) measured at amortised cost and $419 million (2025 - $422 million) relating to items not categorised as financial instruments. Trade payables include balances measured at amortised cost of $5,572 million (2025 - $5,979 million), at fair value through profit or loss of $28 million (2025 - $125 million) and item not categorised as financial instruments of $975 million (2025 - $1,040 million).
(3)Borrowings are defined as gross borrowings excluding lease liabilities and the fair value of derivative instruments.
a.Financial instruments at fair value through profit or loss.
b.Financial instruments measured at amortised cost.
c.Not categorised as a financial instrument.
At 30 June 2026 and 30 June 2025, the carrying values of cash and cash equivalents, other financial assets and liabilities approximate fair values. At 30
June 2026, the fair value of borrowings, based on unadjusted quoted market data, was $20,851 million (2025 – $23,197 million).
(j) Capital management
The group’s management is committed to enhancing shareholder value in the long-term, both by investing in the business and brands so as to deliver continued
improvement in the return from those investments and by managing the capital structure. Diageo manages its capital structure to achieve capital efficiency, provide flexibility to invest through the economic cycle and give efficient access to debt markets at attractive cost levels. This is achieved by targeting an adjusted net borrowings (net borrowings aggregated with post-employment benefit liabilities) to adjusted EBITDA leverage of 2.5–3.0 times, this range for Diageo being currently broadly consistent with an A-band credit rating. Diageo would consider operating outside of this range in order to effect strategic initiatives within its stated goals, which could have an impact on its rating. If Diageo’s leverage was to be negatively impacted by the financing of an acquisition, it would seek over time to return to the range of 2.5–3.0 times. The group regularly assesses its debt and equity capital levels against its stated policy for capital structure. As at 30 June 2026, the adjusted net borrowings of $20,869 million
(2025 – $22,263 million) to adjusted EBITDA ratio was 3.1 (2025 – 3.4) times.
For this calculation, net borrowings are adjusted by post-employment benefit liabilities before tax of $387 million (2025 – $409 million) whilst adjusted
EBITDA of $6,650 million (2025 – $6,645 million) comprises operating profit excluding exceptional operating items and depreciation, amortisation and impairment and includes share of after-tax results of associates and joint ventures.
On 24 February 2026 the Board decided to move to a new dividend policy to strengthen the balance sheet and manage liquidity. This decision supports the company’s long term financial resilience. The Board decided to move to a
30-50% payout policy going forward to enable Diageo to balance investment in the business. The Board has also set a minimum floor for the dividend of 50 cents per annum. Subject to approval by shareholders, a final dividend of 30 cents per share (2025 – 62.98 cents per share) will be paid to holders of ordinary shares and US ADRs on register as of 16 October 2026. The ex-dividend date is
15 October 2026 for holders of ordinary shares and 16 October 2026 for holders of US ADRs. Holders of ordinary shares will receive their dividends in sterling unless they elect to receive their dividends in US dollars by 6 November 2026.
The dividend per share in pence to be paid to ordinary shareholders will be announced on 19 November 2026 and will be determined by the actual foreign exchange rates achieved by Diageo buying forward contracts for sterling, entered into during the three trading days preceding the sterling equivalent announcement of the final dividend. A dividend reinvestment plan is available to holders of ordinary shares in respect of the final dividend and the plan notice date is 6 November 2026.

186	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

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

	2026 $ million	2025 $ million
Bank overdrafts	26	22
Bank and other loans	125	83
$500 million 5.200% bonds due 2025(2)	—	500
$750 million 1.375% bonds due 2025(2)	—	750
€850 million 2.375% bonds due 2026	—	995
€500 million floating bonds due 2026	—	586
£500 million 1.750% bonds due 2026	661	—
$800 million 5.375% bonds due 2026(2)	800	—
€750 million 1.875% bonds due 2027	854
Fair value adjustment to borrowings	(17)	(8)
Borrowings due within one year	2,449	2,928
£500 million 1.750% bonds due 2026	—	683
$800 million 5.375% bonds due 2026(2)	—	799
€750 million 1.875% bonds due 2027	—	878
€500 million 1.500% bonds due 2027	569	586
$750 million 5.300% bonds due 2027(2)	749	749
$500 million 3.875% bonds due 2028(2)	499	499
£300 million 2.375% bonds due 2028	396	409
€700 million 0.125% bonds due 2028	796	818
£300 million 2.875% bonds due 2029	396	410
€750 million 1.500% bonds due 2029	854	878
$1,000 million 2.375% bonds due 2029(2)	996	994
$1,000 million 2.000% bonds due 2030(2)	997	996
$750 million 5.125% bonds due 2030(1)	748	748
€700 million 3.125% bonds due 2031	798	821
€300 million 3.125% bonds due 2031	343	353
€1,000 million 2.500% bonds due 2032	1,136	1,168
$750 million 2.125% bonds due 2032(2)	745	745
€500 million 3.250% bonds due 2032	568	—
£400 million 1.250% bonds due 2033	525	543
$750 million 5.500% bonds due 2033(2)	745	745
$900 million 5.625% bonds due 2033(2)	895	895
€900 million 1.875% bonds due 2034	1,020	1,049
$400 million 7.450% bonds due 2035(1)	400	400
€700 million 3.375% bonds due 2035	792	814

	2026 $ million	2025 $ million
$750 million 5.625% bonds due 2035(1)	744	743
$600 million 5.875% bonds due 2036(2)	595	595
€500 million 3.750% bonds due 2037	567	—
£600 million 2.750% bonds due 2038	788	816
$500 million 4.250% bonds due 2042(1)	496	495
$500 million 3.875% bonds due 2043(2)	492	492
€500 million 3.750% bonds due 2044	561	578
Bank and other loans	31	318
Fair value adjustment to borrowings	(179)	(197)
Borrowings due after one year	19,062	20,820
Total borrowings before leases and derivative financial instruments	21,511	23,748
Fair value of cross currency interest rate swaps	(413)	(559)
Fair value of foreign currency swaps and forwards	20	2
Fair value of interest rate hedging instruments	199	210
Lease liabilities	685	653
Gross borrowings	22,002	24,054
Less: Cash and cash equivalents	(1,520)	(2,200)
Net borrowings	20,482	21,854
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
(ii)Bonds are stated net of unamortised finance costs of $90 million (2025 – $103 million).
(iii)All bonds, medium-term notes and commercial paper issued on an unsecured basis by the group’s 100% owned subsidiaries are fully and unconditionally guaranteed on an unsecured basis by Diageo plc and no other subsidiary of Diageo plc guarantees such securities.
Gross borrowings before leases and derivative financial instruments are expected to mature as follows:

	2026 $ million	2025 $ million
Within one year	2,449	2,928
Between one and three years	4,247	4,662
Between three and five years	3,765	4,159
Beyond five years	11,050	11,999
	21,511	23,748
During the year, the following bonds were issued or repaid:

	2026 $ million	2025 $ million	2024 $ million
Issued
€ denominated	1,171	2,452	535
$ denominated	—	1,491	1,690
Repaid
€ denominated	(1,569)	(1,816)	(1,167)
$ denominated	(1,250)	(600)	(500)
	(1,648)	1,527	558

187	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

(a) Reconciliation of movement in net borrowings

	2026 $ million	2025 $ million
At beginning of the year	21,854	21,017
Net decrease/(increase) in cash and cash equivalents	374	(1,083)
Net (decrease)/increase in bonds and other borrowings	(1,775)	898
Net decrease in net borrowings from cash flows	(1,401)	(185)
Exchange differences on net borrowings	(204)	921
Other non-cash items(1)	233	101
Net borrowings at the end of the year	20,482	21,854
(1)In the year ended 30 June 2026, other non-cash items are principally in respect of an increase in lease liabilities of $188 million, fair value loss of net borrowings of
$9 million  and bond finance cost amortisation of $18 million and reclassification to assets held for sale of $18 million. In the year ended 30 June 2025, other non-cash items are principally in respect of fair value losses on borrowings of $182 million and an increase in lease liabilities of $147 million partially offset by gains of cross currency interest rate swaps and interest rate swaps of $183 million and reclassification from assets held for sale of $45 million.
(b) Analysis of gross borrowings by currency

	2026		2025
	Cash and cash equivalents $ million	Gross borrowings(1) $ million	Cash and cash equivalents $ million	Gross borrowings(1) $ million
US dollar	700	(14,942)	1,430	(11,395)
Euro(2)	29	(4,444)	23	(6,164)
Sterling	43	(628)	39	(4,408)
Canadian dollar(3)	26	(655)	19	(1,049)
Kenyan shilling	67	(243)	58	(233)
Indian rupee	277	(259)	179	(71)
Mexican peso	13	244	2	415
Chinese yuan	70	(1,139)	145	(924)
Other	295	64	305	(225)
Total	1,520	(22,002)	2,200	(24,054)
(1)Includes foreign currency forwards and swaps and leases.
(2)Includes $16 million cash and cash equivalents in cash-pooling arrangements (2025 –
$15 million).
(3)Mainly net investment hedge in Canadian dollar at 30 June 2026.
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

Dividends are recognised in the financial statements in the year in which they are approved.

(a) Allotted and fully paid share capital – ordinary shares of
28 101⁄108 pence each

	Number of shares million	Nominal value $ million
At 30 June 2024	2,432	887
Shares cancelled	—	—
At 30 June 2025	2,432	887
Shares cancelled	—	—
At 30 June 2026	2,432	887
(b) Hedging and exchange reserve

	Hedging reserve $ million	Exchange reserve $ million	Total $ million
At 30 June 2023	293	(3,699)	(3,406)
Other comprehensive loss	(154)	(613)	(767)
At 30 June 2024	139	(4,312)	(4,173)
Other comprehensive income	79	466	545
At 30 June 2025	218	(3,846)	(3,628)
Other comprehensive loss	(10)	(454)	(464)
At 30 June 2026	208	(4,300)	(4,092)
Out of the total hedging reserve, a loss of $24 million (2025 – $3 million)
represents the cost of hedging arising from derivatives in net investment hedges.
(c) Own shares

	Number of shares million	Purchase consideration $ million
At 30 June 2023	216	2,286
Share trust arrangements	(2)	(19)
Shares used to satisfy options	(2)	(17)
Shares purchased – share buyback programme	28	987
Shares cancelled	(28)	(987)
At 30 June 2024	212	2,250
Share trust arrangements	(1)	(14)
Shares used to satisfy options	(1)	(8)
At 30 June 2025	210	2,228
Share trust arrangements	(1)	(12)
Shares used to satisfy options	(1)	(5)
At 30 June 2026	208	2,211

188	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

Share trust arrangements
At 30 June 2026, the employee share trusts owned 2 million of ordinary shares in Diageo plc at a cost of $63 million and market value of $50 million (2025 –
3 million shares at a cost of $62 million, market value $73 million; 2024 –
3 million shares at a cost of $66 million, market value $97 million). Dividends receivable by the employee share trusts on the shares are waived and the trustee abstains from voting.
Purchase of own shares
Authorisation was given by shareholders on 6 November 2025 to purchase a maximum of 222,565,850 ordinary shares at a minimum price of 28 101/108 pence and a maximum price of the higher of (a) 105% of the average market value of the company's ordinary shares for the five business days prior to the day the purchase is made and (b) the higher of the price of the last independent trade and the highest current independent bid on the trading venue where the purchase is carried out. The programme expires at the conclusion of the next Annual
General Meeting or 15 months from the passing of this resolution, if earlier.
During the year ended 30 June 2024, the group purchased 28 million ordinary shares, representing approximately 1.1% of the issued ordinary share capital at an average price of 2918 pence (3644 cents) per share, and an aggregate cost of
$987 million, including transaction costs under the share buyback programme.
The shares purchased under the share buyback programmes were cancelled.
(d) Dividends

	2026 $ million	2025 $ million	2024 $ million
Amounts recognised as distributions to equity shareholders in the year
Final dividend for the year ended 30 June 2025 62.98 cents per share (2024 – 62.98 cents; 2023 – 59.98 cents)	1,401	1,399	1,349
Interim dividend for the year ended 30 June 2026 20 cents per share (2025 – 40.50 cents; 2024 – 40.5 cents)	445	899	894
	1,846	2,298	2,243
A final dividend of $668 million (30 cents per share; 2025 – 62.98 cents per share)
was recommended by a duly authorised committee of the Board of Directors on
6 August 2026 for approval by shareholders at the Annual General Meeting scheduled to be held on 5 November 2026 bringing the recommended full year dividend to 50 cents per share for the year ended 30 June 2026. As this was after the balance sheet date and the dividend is subject to approval by shareholders at the
Annual General Meeting, this dividend has not been included as a liability in these consolidated financial statements. There are no corporate tax consequences arising from this treatment.
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
are as follows:

	2026			2025	2024
	USL $ million	Other $ million	Total $ million	Total $ million	Total $ million
Income statement
Sales	3,177	2,585	5,762	6,439	6,224
Net sales	1,413	1,875	3,288	3,868	3,718
Profit for the year(1)	202	354	556	528	777
Other comprehensive loss(2)	(184)	(291)	(475)	(291)	(16)
Total comprehensive income	18	63	81	237	761
Attributable to non-controlling interests	9	159	168	183	277
Balance sheet
Non-current assets(3)	1,158	4,282	5,440	5,529	5,741
Current assets	1,297	1,414	2,711	2,741	2,545
Non-current liabilities	(179)	(1,368)	(1,547)	(1,649)	(1,774)
Current liabilities	(518)	(1,096)	(1,614)	(1,603)	(1,738)
Net assets	1,758	3,232	4,990	5,018	4,774
Attributable to non-controlling interests	755	1,328	2,083	2,088	2,038
Cash flow
Net cash inflow from operating activities	221	331	552	608	693
Net cash (outflow)/inflow from investing activities	11	(104)	(93)	(305)	(211)
Net cash outflow from financing activities	(100)	(237)	(337)	(394)	(456)
Net increase/(decrease) in cash and cash equivalents	132	(10)	122	(91)	26
Exchange differences	(21)	(13)	(34)	10	(33)
Dividends payable to non-controlling interests	(47)	(100)	(147)	(140)	(121)
(1)Profit for the year includes exceptional operating items attributable to non-controlling interests.
(2)Other comprehensive loss is principally in respect of exchange on translating the subsidiaries to US dollar.
(3)Non-current assets include the global distribution rights for Ketel One vodka products worldwide. The carrying value of the distribution right at 30 June 2026 was $1,800 million (2025 –
$1,800 million; 2024 – $1,800 million).
On 24 March 2026, Diageo announced the sale of its shareholding in Royal Challengers Sports Pvt Limited to a consortium comprising Aditya Birla Group, The
Times of India Group, Bolt Ventures and Blackstone's.
On 3 July 2025, Diageo completed the sale of its 80.4% shareholding in Guinness Ghana Breweries PLC to Castel Group.
On 1 July 2025, Diageo completed the sale of its 54.4% shareholding in Seychelles Breweries Limited to Phoenix Beverages.
On 30 September 2024, Diageo completed the sale of its 58.02% shareholding in Guinness Nigeria PLC to N-Seven Nigeria Ltd., part of the Tolaram group.

189	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

(f) Employee share compensation
The group uses a number of share award and option plans to grant to its directors and employees.
The annual fair value charge in respect of the equity settled plans for the three years ended 30 June 2026 is as follows:

	2026 $ million	2025 $ million	2024 $ million
Executive share award plans	44	48	34
Executive share option plans	2	9	7
Savings plans	(2)	2	2
	44	59	43
Executive share awards have been granted under the Diageo 2014 Long-Term
Incentive Plan (DLTIP) from September 2014 until September 2023 and are granted under the replacement plan, the Diageo 2023 Long-Term Incentive Plan from March 2024 onwards to some employees below the Board and from
September 2024 to Executive Directors. Awards are granted as conditional awards in the form of performance shares, performance share options, time-
vesting restricted stock units (RSUs) and/or time-vesting share options (or cash-
based equivalents in certain locations for regulatory reasons). Share options are granted at market value at the time of grant. In the case of Executive Directors, conditional awards of time-vesting RSUs or forfeitable shares may be awarded under the 2020 Deferred Bonus Share Plan (DBSP), with vesting not subject to any performance conditions and not subject to a post-vesting retention period.
Share awards normally vest on the third anniversary of the grant date.
Participants do not make a payment to receive the award at grant. Executive
Directors are required to hold any vested shares awarded under the DLTIP for a further two-year post-vesting holding period. Share options may normally be exercised between three and ten years after the grant date. Executives in North
America and Latin America and Caribbean are granted awards over the company’s ADRs (one ADR is equivalent to four ordinary shares).
For Executive Directors, performance shares under the DLTIP (for awards granted in 2023 and 2024) are subject to the achievement of three performance measures: 1) compound annual growth in profit before exceptional items over three years; 2) compound annual growth in organic net sales over three years;
and 3) environmental, social and governance (ESG) priorities, weighted 40%,
40% and 20% of the maximum respectively. Performance shares under the
DLTIP for awards granted in 2025 are subject to the achievement of four performance measures: 1) compound annual growth in profit before exceptional items over three years; 2) compound annual growth in organic net sales over three years; 3) adjusted return on invested capital; and 4) ESG priorities, weighted 28.3%, 28.3%, 28.3% and 15% of the maximum respectively.
Performance share options under the DLTIP are subject to the achievement of two equally weighted performance measures: 1) a comparison of Diageo’s three-year TSR against a relevant peer group; 2) cumulative free cash flow over a three-year period, measured at constant exchange rates. Performance measures and targets are set annually by the Remuneration Committee and disclosed within the relevant Directors' Remuneration Report. The vesting range is 20%
for Executive Directors and 25% for other participants, for achieving minimum performance targets, up to 100% for achieving the maximum target level.
Retesting of the performance measures is not permitted.
For performance shares under the DLTIP, dividends are accrued on awards and are released to participants to the extent that the awards vest at the end of the performance period. Dividend equivalents are normally paid out in the form of shares.
Savings plans are provided in the form of a savings-related share option plan in the UK and Republic of Ireland (ROI) and in the form of savings-related share purchase plan in the US. Employees participating in these plans agree to make regular monthly savings to buy options over Diageo shares or American
Depositary Receipts (ADRs) at a discounted price.
There are other all-employee share incentive plans available within the group, including the UK Share Incentive Plan, the ROI Profitshare Plan and the One
World Share Incentive Plan introduced in the year ended 30 June 2025.
For the three years ended 30 June 2026, the calculation of the fair value of executive share awards used the Monte Carlo and Black Scholes pricing model and the following assumptions:

	2026	2025	2024
Risk free interest rate	3.8%	3.9%	4.7%
Expected life of the awards	34 months	33 months	33 months
Dividend yield	4.4%	3.4%	2.6%
Weighted average share price	1857 p	2426 p	3118 p
Weighted average fair value of awards granted in the year(1)	1259 c	1814 c	1757 c
Number of awards granted in the year	3.6 million	3.4 million	2.1 million
Fair value of all awards granted in the year	$46 million	$61 million	$36 million
(1)Based on transaction rate at grant date of the awards.
Transactions on schemes
Transactions on the executive share award plans for the three years ended 30
June 2026 were as follows:

	2026 million	2025 million	2024 million
Number of awards outstanding at 1 July	6.0	4.8	4.9
Granted	3.6	3.4	2.1
Awarded	(1.0)	(1.3)	(1.8)
Forfeited	(1.5)	(0.9)	(0.4)
Number of awards outstanding at 30 June	7.1	6.0	4.8
The exercise price of share options outstanding at 30 June 2026 was in the range of 1466 pence – 3763 pence (2025 – 1709 pence – 3763 pence; 2024 – 1709 pence – 3854 pence).
At 30 June 2026, 3.6 million (2025 – 4.6 million, 2024 – 3.3 million) share options were exercisable at a weighted average exercise price of 2885 pence
(2025 – 2512 pence, 2024 – 2639 pence). Weighted average remaining contractual life of share options was 6 years at 30 June 2026 (2025 – 6 years,
2024 – 6 years).

190	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

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

(a) Guarantees and related matters
As of 30 June 2026, the group has no material unprovided guarantees or indemnities in respect of liabilities of third parties.
(b) Acquisition of USL shares from UBHL and related
proceedings in relation to the USL transaction
On 4 July 2013, Diageo completed its acquisition, under a share purchase agreement with United Breweries (Holdings) Limited (UBHL) and various other sellers (the SPA), of shares representing 14.98% in USL, including shares representing 6.98% from UBHL. The SPA was signed on 9 November 2012as part of the transaction announced by Diageo in relation to USL on that day (the
Original USL Transaction). Following a series of further transactions, as of 30
June 2026, Diageo has a 55.88% investment in USL (excluding 2.38% owned by the USL Benefit Trust).
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
A trial of the remaining elements of these claims was due to commence on 21
November 2022. However, on 26 July 2021 Dr Mallya was declared bankrupt by the English High Court pursuant to a bankruptcy petition presented by a consortium of Indian banks. Dr Mallya’s appeal against his bankruptcy was dismissed in April 2025 and it is understood that an application by Dr Mallya to annul his bankruptcy has subsequently been discontinued. The trial of Diageo’s claim has been deferred and is currently awaiting rescheduling.

191	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

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
Following the original maturity date of the loan, USL received notices from
IDBI seeking to recall the loan, demanding a further sum of INR 459 million
($5 million) on account of the outstanding principal, accrued interest and other amounts, and also threatening to enforce the security in the event that USL did not make these further payments. Pursuant to an application filed by USL before the High Court in the writ proceedings, the High Court directed that, subject to
USL depositing such further amount with the bank (which amount was duly deposited by USL), the bank should hold the amount in a suspense account and not deal with any of the secured assets including the shares until disposal of the original writ petition filed by USL before the High Court.
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
This appeal is currently pending. Based on the assessment of USL’s management supported by external legal opinions, USL continues to believe that it has a strong case on the merits and therefore continues to believe that the secured assets will be released to USL and the aforesaid amount of INR 459 million ($5 million) remains recoverable from IDBI.
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
Diageo has a large number of ongoing tax cases in Brazil, for which contingent liabilities are disclosed on the basis of the current known possible exposure from tax assessment values. While not all of these cases are individually significant, the current aggregate known possible exposure from tax assessment values is up to approximately $1,032 million for Brazil. The group believes that the likelihood that the tax authorities will ultimately prevail is lower than probable but higher than remote. Due to the fiscal environment in Brazil, the possibility of further tax assessments related to the same matters cannot be ruled out and the judicial processes may take extended periods to conclude. Based on its current assessment, Diageo believes that no provision is required in respect of these issues.
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
Save as disclosed above, neither Diageo, nor any member of the Diageo group, is or has been engaged in, nor (so far as Diageo is aware) is there pending or threatened by or against it, any legal or arbitration proceedings which may have a significant effect on the financial position of the Diageo group.

192	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

20. Commitments
(a) Capital commitments
Commitments for expenditure on intangibles and property, plant and equipment not provided for in these consolidated financial statements are estimated at $481 million (2025 – $550 million; 2024 – $783 million).
(b) Other commitments
The future minimum lease rentals payable in the year ended 30 June 2026 for short-term leases and leases of low-value assets are estimated at $13 million
(2025 – $19 million; 2024 – $23 million). The total future cash outflows for leases that had not yet commenced, and not recognised as lease liabilities at 30
June 2026, are estimated at $12 million (2025 –
$1 million; 2024 – $3 million).
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
management services.
Transactions and balances with associates and joint ventures are set out in the table below:

	2026	2025	2024
	$ million	$ million	$ million
Income statement items
Sales	13	10	14
Purchases	72	65	73
Balance sheet items
Group payables	—	2	2
Group receivables	1	1	2
Loans receivable	32	37	355
Cash flow items
Loans and equity contributions, net	46	84	134
Reduction in loans receivable in the year ended 30 June 2025 was primarily due to
Diageo's decision to exit several Distill Ventures businesses.
Other disclosures in respect of associates and joint ventures are included in note
6.
(c) Key management personnel
The key management of the group comprises the Executive and Non-Executive
Directors, the members of the Executive Committee and the Company
Secretary. They are listed under ‘Board of Directors’ and ‘Executive
Committee’.

	2026	2025	2024
	$ million	$ million	$ million
Salaries and short-term employee benefits	14	14	12
Annual incentive plan	8	8	4
Non-Executive Directors’ fees	2	2	2
Share-based payments(1)	8	17	7
Post-employment benefits	2	2	2
Termination payments	5	—	—
	39	43	27
(1)Time-apportioned fair value of unvested options and share awards.
Non-Executive Directors do not receive share-based payments or post-
employment benefits.
There were no transactions with these related parties during the year ended 30
June 2026 on terms other than those that prevail in arm’s length transactions.
(d) Pension plans
The Diageo pension plans are recharged with the cost of administration services provided by the group to the pension plans and with professional fees paid by the group on behalf of the pension plans. The total amount recharged for the year was $0.4 million (2025 – $0.2 million; 2024 – $0.1 million).
(e) Directors’ remuneration

	2026	2025	2024
	$ million	$ million	$ million
Salaries and short-term employee benefits	3	4	4
Annual incentive plan	2	3	1
Non-Executive Directors' fees	2	2	2
Shares vesting(1)	2	4	18
	9	13	25
(1)Gains on options realised in the year and the benefit from share awards, calculated by using the share price applicable on the date of exercise of the share options and release of the awards.

193	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

22. Principal group companies
The companies listed below include those which principally affect the profits and assets of the group. The operating companies listed below may carry on the business described in the countries listed in conjunction with their subsidiaries and other group companies.

	Country of incorporation	Country of operation	Percentage of equity owned(1)	Business description
Subsidiaries
Diageo Finance plc(2)	England	United Kingdom	100%	Financing company for the group
Diageo Great Britain Limited		Great Britain	100%	Marketing and distribution of premium drinks
United Spirits Limited(3)	India	India	55.88%	Production, importing, marketing and distribution of premium drinks
Diageo Ireland Unlimited Company	Ireland	Worldwide	100%	Production, marketing and distribution of premium drinks
Diageo Brands B.V.	Netherlands	Worldwide	100%	Marketing and distribution of premium drinks
Diageo Capital B.V.(2)		Netherlands	100%	Financing company for the group
Diageo Capital plc(2)	Scotland	United Kingdom	100%	Financing company for the group
Diageo Scotland Limited		Worldwide	100%	Production, marketing and distribution of premium drinks
Mey İçki Sanayi ve Ticaret A.Ş.	Türkiye	Türkiye	100%	Production, marketing and distribution of premium drinks
Diageo Investment Corporation	United States	United States	100%	Financing company for the US group
Diageo North America, Inc.		Worldwide	100%	Production, importing, marketing and distribution of premium drinks
Associates
Moët Hennessy(4)	France	Worldwide	34%	Production, marketing and distribution of premium drinks
(1)All percentages, unless otherwise stated, are in respect of holdings of ordinary share capital and are equivalent to the percentages of voting rights held by the group.
(2)Directly owned by Diageo plc.
(3)Percentage ownership excludes 2.38% owned by the USL Benefit Trust.
(4)Diageo’s principal associate is Moët Hennessy of which Diageo owns 34% through two legal entities; Moët Hennessy, SAS and Moët Hennessy International.

194	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

THIS PAGE IS INTENTIONALLY LEFT BLANK

195	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

THIS PAGE IS INTENTIONALLY LEFT BLANK

196	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

THIS PAGE IS INTENTIONALLY LEFT BLANK

197	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

THIS PAGE IS INTENTIONALLY LEFT BLANK

198	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

THIS PAGE IS INTENTIONALLY LEFT BLANK

199	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

THIS PAGE IS INTENTIONALLY LEFT BLANK

200	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

THIS PAGE IS INTENTIONALLY LEFT BLANK

201	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

THIS PAGE IS INTENTIONALLY LEFT BLANK

202	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

THIS PAGE IS INTENTIONALLY LEFT BLANK

203	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

THIS PAGE IS INTENTIONALLY LEFT BLANK

204	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

Additional information
Additional
information

Contents
Unaudited financial information	205
Cautionary statement concerning forward-looking statements	213
Other additional information	217

205	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

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
It is not possible to reconcile the forecast tax rate before exceptional items, forecast free cash flow, forecast effective interest rate, forecast organic net sales growth and forecast organic operating profit growth to the most comparable
GAAP measure as it is not possible to predict, without unreasonable effort, with reasonable certainty, the future impact of changes in exchange rates, acquisitions and disposals, and potential exceptional items.
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
beer in hectolitres, divide by 0.9; wine in nine-litre cases, divide by five; ready-to-
drink and certain pre-mixed products that are classified as ready-to-drink in nine-
litre cases, divide by ten. As part of the move to an asset-light beer operating model, calculation of volume for Guinness flavour extract and other concentrate sales has been amended to represent the equivalent finished goods volume.
Comparatives for prior periods have been restated.
Organic movements
Organic information is presented using US dollar amounts on a constant currency basis excluding the impact of exceptional items, certain fair value remeasurements, hyperinflation, and acquisitions and disposals. Organic measures enable users to focus on the performance of the business which is common to both years and which represents those measures that local managers are most directly able to influence.
Calculation of organic movements
The organic movement percentage is the amount in the row titled ‘Organic movement’ in the tables below, expressed as a percentage of the relevant absolute amount in the row titled ‘Year ended 30 June 2025 adjusted’. Organic operating margin is calculated by dividing operating profit before exceptional items by net sales after excluding the impact of exchange rate movements, certain fair value remeasurements, hyperinflation and acquisitions and
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
(b) Acquisitions and disposals
For acquisitions in the current period, the post-acquisition results are excluded from the organic movement calculations. For acquisitions in the prior period, post-
acquisition results are included in full in the prior period but are included in the organic movement calculation from the anniversary of the acquisition date in the current period. The acquisition row also eliminates the impact of transaction costs that have been charged to operating profit in the current or prior period in respect of acquisitions that, in management’s judgement, are expected to be completed.
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
Exceptional operating items are those that are unusual or non-recurring in nature, considered to be of a size that could distort performance and are part of the operating activities of the group, such as one-off global restructuring programmes which can be multi-year, impairment of intangible assets and fixed assets, indirect tax settlements, property disposals and changes in post-
employment plans.
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
(d) Fair value remeasurements
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
In the tables presenting the calculation of organic movements, 'hyperinflation' is included as a reconciling item between reported and organic movements and that also includes the relevant IAS 29 adjustments.

206	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

Organic movement calculations for the year ended 30 June 2026 were as follows:

	North America million	Europe million	Asia Pacific million	Latin America and Caribbean million	Africa million	Corporate million	Total million
Volume (equivalent units)
Year ended 30 June 2025 reported(1)	49.5	48.9	77.7	22.9	30.8	—	229.8
Reclassification(2)	—	0.2	—	—	(0.2)	—	—
Disposals(3)	(0.5)	(0.6)	—	(0.3)	(4.1)	—	(5.5)
Year ended 30 June 2025 adjusted	49.0	48.5	77.7	22.6	26.5	—	224.3
Organic movement	(3.3)	—	(1.9)	0.7	3.7	—	(0.8)
Acquisitions and disposals(3)	0.4	0.4	—	0.1	2.7	—	3.6
Year ended 30 June 2026 reported	46.1	48.9	75.8	23.4	32.9	—	227.1
Organic movement %	(7)	—	(2)	3	14	—	—

	North America $ million	Europe $ million	Asia Pacific $ million	Latin America and Caribbean $ million	Africa $ million	Corporate $ million	Total $ million
Sales
Year ended 30 June 2025 reported	8,636	8,037	6,082	2,390	2,684	135	27,964
Exchange	(8)	(213)	(28)	(8)	(140)	(2)	(399)
Reclassification(2)	—	7	—	—	(7)	—	—
Disposals(3)	(102)	(63)	(10)	(11)	(340)	—	(526)
Hyperinflation	—	(196)	—	(33)	(15)	—	(244)
Year ended 30 June 2025 adjusted	8,526	7,572	6,044	2,338	2,182	133	26,795
Organic movement	(570)	419	(201)	303	252	19	222
Acquisitions and disposals(3)	25	33	2	11	22	—	93
Exchange	10	288	(137)	(381)	66	10	(144)
Hyperinflation	—	270	—	526	—	—	796
Year ended 30 June 2026 reported	7,991	8,582	5,708	2,797	2,522	162	27,762
Organic movement %	(7)	6	(3)	13	12	14	1

	North America $ million	Europe $ million	Asia Pacific $ million	Latin America and Caribbean $ million	Africa $ million	Corporate $ million	Total $ million
Net sales
Year ended 30 June 2025 reported	7,973	4,821	3,635	1,847	1,834	135	20,245
Exchange	(7)	(105)	(25)	1	(123)	(2)	(261)
Reclassification(2)	—	7	—	29	(7)	—	29
Disposals(3)	(92)	(51)	(8)	(11)	(296)	—	(458)
Hyperinflation	—	(82)	—	(20)	(13)	—	(115)
Year ended 30 June 2025 adjusted	7,874	4,590	3,602	1,846	1,395	133	19,440
Organic movement	(659)	154	(228)	143	185	19	(386)
Acquisitions and disposals(3)	25	30	2	10	22	—	89
Exchange	9	219	(43)	(182)	40	10	53
Hyperinflation	—	104	—	343	—	—	447
Year ended 30 June 2026 reported	7,249	5,097	3,333	2,160	1,642	162	19,643
Organic movement %	(8)	3	(6)	8	13	14	(2)

207	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

	North America $ million	Europe $ million	Asia Pacific $ million	Latin America and Caribbean $ million	Africa $ million	Corporate $ million	Total $ million
Marketing
Year ended 30 June 2025 reported	1,616	898	630	304	192	22	3,662
Exchange	(1)	(12)	(3)	—	(9)	—	(25)
Disposals(3)	(43)	(1)	(1)	—	(15)	—	(60)
Hyperinflation	—	(9)	—	(4)	(1)	—	(14)
Year ended 30 June 2025 adjusted	1,572	876	626	300	167	22	3,563
Organic movement	(214)	(151)	(102)	1	(2)	1	(467)
Acquisitions and disposals(3)	3	—	—	—	1	—	4
Exchange	6	38	—	—	7	(2)	49
Hyperinflation	—	10	—	24	—	—	34
Year ended 30 June 2026 reported	1,367	773	524	325	173	21	3,183
Organic movement %	(14)	(17)	(16)	—	(1)	5	(13)

	North America $ million	Europe $ million	Asia Pacific $ million	Latin America and Caribbean $ million	Africa $ million	Corporate $ million	Total $ million
Operating profit before exceptional items
Year ended 30 June 2025 reported	3,053	1,302	930	528	283	(392)	5,704
Exchange(4)	4	(47)	(15)	(1)	13	26	(20)
Reclassification(2)	—	3	—	—	(3)	—	—
Fair value remeasurement of contingent considerations, equity option and earn-out arrangements	(124)	(15)	—	—	—	—	(139)
Fair value remeasurement of biological assets	—	—	—	(11)	—	—	(11)
Acquisitions and disposals(3)	(4)	(23)	(4)	(2)	(65)	—	(98)
Hyperinflation	—	45	—	6	11	—	62
Year ended 30 June 2025 adjusted	2,929	1,265	911	520	239	(366)	5,498
Organic movement	(293)	198	(49)	82	104	70	112
Acquisitions and disposals(3)	(12)	12	1	3	12	—	16
Fair value remeasurement of contingent considerations, equity option and earn-out arrangements	6	83	—	—	—	—	89
Fair value remeasurement of biological assets	—	—	—	(38)	—	—	(38)
Exchange(4)	(29)	100	(17)	122	1	(23)	154
Hyperinflation	—	(46)	—	(102)	—	—	(148)
Year ended 30 June 2026 reported	2,601	1,612	846	587	356	(319)	5,683
Organic movement %	(10)	16	(5)	16	44	19	2

Organic operating margin %(5)
Year ended 30 June 2026	36.5	30.8	25.5	30.3	21.7	n/a	29.4
Year ended 30 June 2025	37.2	27.6	25.3	28.2	17.1	n/a	28.3
Organic operating margin movement (bps)	(66)	328	26	210	458	n/a	116
(1)Comparative volume for prior periods have been restated as part of the move to an asset-light beer operating model.
(2)Reclassifications relate to accounting treatment change in Latin America and the transfer of the Réunion business from Africa to Europe.
(3)Acquisitions and disposals that had an effect on organic volume, sales, net sales, marketing and operating profit growth in the year ended 30 June 2026, are detailed on page 208.
(4)The impact of movements in exchange rates on reported figures for operating profit was principally due to the favourable exchange impact of the Venezuelan bolivar and the euro against the US dollar.
(5)Organic operating margin calculated by dividing Operating profit before exceptional items by net sales.
For the reconciliation of sales to net sales, see page 30.
Percentages and margin movements are calculated on rounded figures.

208	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

In the year ended 30 June 2026, the acquisitions and disposals that affected volume, sales, net sales, marketing and operating profit were as follows, as per footnote (3)
on the previous page:

	Volume EU million	Sales $ million	Net sales $ million	Marketing $ million	Operating profit $ million
Year ended 30 June 2025
Acquisitions
Ritual Beverage Company LLC	—	—	—	—	6
	—	—	—	—	6
Disposals
Guinness Nigeria PLC	(1.5)	(69)	(67)	(3)	(17)
Guinness Ghana Breweries PLC	(2.5)	(220)	(190)	(10)	(40)
Cîroc LLC	(0.5)	(100)	(89)	(43)	(8)
Sheridan's brand	(0.4)	(45)	(41)	(1)	(20)
Seychelles Breweries Limited	(0.2)	(51)	(39)	(3)	(8)
Pampero brand	(0.2)	(15)	(11)	—	(3)
Cacique brand	(0.2)	(16)	(12)	—	(4)
UDL brand	—	(7)	(6)	—	(3)
Ruski brand	—	(2)	(2)	—	(1)
Safari brand	—	(1)	(1)	—	—
	(5.5)	(526)	(458)	(60)	(104)

Acquisitions and disposals	(5.5)	(526)	(458)	(60)	(98)

Year ended 30 June 2026
Acquisitions
Ritual Beverage Company LLC	—	3	3	3	(9)
	—	3	3	3	(9)
Disposals
Guinness Nigeria PLC	1.0	4	4	—	3
Guinness Ghana Breweries PLC	1.7	17	17	1	9
Cîroc LLC	0.4	22	22	—	(3)
Sheridan's brand	0.4	37	34	—	14
Pampero brand	0.1	7	6	—	3
Cacique brand	—	1	1	—	(2)
UDL brand	—	1	1	—	1
Ruski brand	—	1	1	—	—
	3.6	90	86	1	25

Acquisitions and disposals	3.6	93	89	4	16

209	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

Earnings per share before exceptional items
Earnings per share before exceptional items is calculated by dividing profit attributable to equity shareholders of the parent company before exceptional items by the weighted average number of shares in issue.
Earnings per share before exceptional items for the years ended 30 June 2026 and 30 June 2025 are set out in the table below:

	2026	2025
	$ million	$ million
Profit attributable to equity shareholders of the parent company	1,737	2,354
Exceptional operating and non-operating items	2,521	1,589
Exceptional finance income	—	(58)
Exceptional tax items and tax in respect of exceptional operating and non-operating items and finance income	(575)	(214)
Exceptional items attributable to non-controlling interests	(6)	(23)
Profit attributable to equity shareholders of the parent company before exceptional items	3,677	3,648

Weighted average number of shares	million	million
Shares in issue excluding own shares	2,224	2,222
Dilutive potential ordinary shares	7	6
Diluted shares in issue excluding own shares	2,231	2,228

	cents	cents
Basic earnings per share before exceptional items	165.3	164.2
Diluted earnings per share before exceptional items	164.8	163.7
Free cash flow and adjusted operating cash flow
Free cash flow comprises the net cash flow from operating activities aggregated with the net cash expenditure paid for property, plant and equipment and computer software that is included in net cash flow from investing activities.
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
In the year ended 30 June 2026, adjusted operating cash flow replaced operating cash conversion within the annual incentive plans of employees, to elevate the focus on absolute free cash flow delivery across the business. Adjusted operating cash flow is calculated by adjusting free cash flow to exclude borrowing costs capitalised included in net cash expenditure paid for property, plant and equipment and computer software, taxation and net interest payments, dividends received, restructuring and other non-operating spend, the variance between actual and planned movement of maturing inventories, hyperinflation adjustment and the effects of exchange rate fluctuations.
Free cash flow and adjusted operating cash flow reconciliations for the years ended 30 June 2026 and 30 June 2025 are set out in the table below:

	2026	2025
	$ million	$ million
Net cash inflow from operating activities	4,392	4,297
Disposal of property, plant and equipment and computer software	16	63
Purchase of property, plant and equipment and computer software	(1,197)	(1,612)
Free cash flow	3,211	2,748
Borrowing costs capitalised on property, plant and equipment and computer software	55	44
Taxation paid	817	1,114
Net interest paid	752	799
Dividends received	(116)	(175)
Restructuring and other non-operating spend	184	45
Maturing stock neutralisation	(212)	(185)
Hyperinflation adjustment	13	27
Retranslation to budgeted exchange rates	(41)	(15)
Adjusted operating cash flow	4,663	4,402

210	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

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
average net borrowings.
Calculations for the return on average invested capital for the years ended 30 June 2026 and 30 June 2025 are set out in the table below:

	2026	2025
	$ million	$ million
Operating profit	3,156	4,335
Exceptional operating items	2,527	1,369
Profit before exceptional operating items attributable to non-controlling interests	(227)	(207)
Tax at the tax rate before exceptional items of 24.3% (2025 – 24.9%)	(1,381)	(1,420)
Share of after-tax results of associates and joint ventures	218	193
	4,293	4,270

Average net assets (excluding net post-employment benefit assets/liabilities)	12,738	12,006
Average non-controlling interests	(2,088)	(2,082)
Average net borrowings	21,336	21,182
Average invested capital	31,986	31,106

Return on average invested capital	13.4%	13.7%
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
items, interest, tax, depreciation, amortisation and impairment).
Calculations for the ratio of adjusted net borrowings to adjusted EBITDA as at 30 June 2026 and 30 June 2025 are set out in the table below:

	2026	2025
	$ million	$ million
Borrowings due within one year	2,449	2,928
Borrowings due after one year	19,062	20,820
Fair value of foreign currency derivatives and interest rate hedging instruments	(194)	(347)
Lease liabilities	685	653
Less: Cash and cash equivalents	(1,520)	(2,200)
Net borrowings	20,482	21,854
Post-employment benefit liabilities before tax	387	409
Adjusted net borrowings	20,869	22,263

Profit for the year	1,958	2,538
Taxation	606	999
Net finance charges	816	771
Depreciation, amortisation and impairment (excluding exceptional accelerated depreciation and impairment)	749	748
Exceptional accelerated depreciation and impairment	1,731	970
Exceptional operating items (excluding accelerated depreciation and impairment)	796	399
Non-operating items	(6)	220
Adjusted EBITDA	6,650	6,645

Adjusted net borrowings to adjusted EBITDA	3.1	3.4

211	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

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
The tax rates from operations before exceptional and after exceptional items for the years ended 30 June 2026 and 30 June 2025 are set out in the table below:

	2026	2025
	$ million	$ million
Taxation on profit (a)	606	999
Tax credit in respect of exceptional items	575	214
Tax before exceptional items (b)	1,181	1,213

Profit before taxation	2,564	3,537
Less: Share of after-tax results of associates and joint ventures	(218)	(193)
Profit excluding share of after-tax results of associates and joint ventures (c)	2,346	3,344
Exceptional finance income	—	(58)
Exceptional operating items	2,527	1,369
Exceptional non-operating items	(6)	220
Profit before taxation and exceptional items excluding share of after-tax results of associates and joint ventures (d)	4,867	4,875

Tax rate after exceptional items (a/c)	25.8%	29.9%
Tax rate before exceptional items (b/d)	24.3%	24.9%
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
References to emerging markets include Central and Eastern Europe (excluding
Benelux, Greece and Nordics), Türkiye, Middle East and North Africa
(MENA), Latin America and Caribbean, Africa and Asia Pacific (excluding
Australia, Korea and Japan).
References to ready-to-drink also include ready-to-serve products, such as pre-
mixed cans in some markets.
References to beer include cider, flavoured malt beverages and some non-
alcoholic products such as Guinness 0.0 and Malta Guinness.
The results of Hop House 13 Lager are included in the Guinness figures.
There is no industry-agreed definition for price tiers and for data providers such as IWSR, definitions can vary by market. Diageo bases price tier definitions on a methodology that uses external metrics (including market pricing data from
Nielsen, IRI etc., as well as the IWSR segmentation) for benchmarking and internal pricing metrics for a consistent segmentation.
References to the group include Diageo plc and its consolidated subsidiaries.

212	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

THIS PAGE IS INTENTIONALLY LEFT BLANK

213	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

Cautionary statement concerning forward-looking statements
This document contains 'forward-looking' statements. These
statements can be identified by the fact that they do not relate only to historical or current facts and may generally, but not always, be identified by the use of words such as 'will', 'anticipates', 'should', 'could', 'would', 'targets', 'aims', 'may',
'expects', 'intends' or similar expressions statements. In this document, such statements include those that express forecasts, expectations, plans, outlook, objectives and projections with respect to future matters, including information related to Diageo’s fiscal 27 outlook, Diageo’s medium-term guidance,
Diageo’s Accelerate programme, the impact of tariffs and any other statements relating to Diageo’s performance for the year ending 30 June 2027 or thereafter.
Forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo's control, which include
(but are not limited to): (i) economic, political, social or other developments in countries and markets in which Diageo operates, including geopolitical instability as a result of Russia's invasion of Ukraine and the conflicts in the
Middle East and macroeconomic events that may affect Diageo’s customers, suppliers and/or financial counterparties; (ii) the effects of climate change, or legal, regulatory or market measures intended to address climate change; (iii)
changes in consumer preferences and tastes, including as a result of disruptive market forces, changes in demographics and evolving social trends (including any shifts in consumer tastes towards at-home occasions, premiumisation, small-batch craft alcohol, lower or non-alcoholic products or THC and hemp-
based THC beverages, increased use of GLP-1 medications, and/or developments in e-commerce); (iv) changes in the domestic and international tax environment that could lead to uncertainty around the application of existing and new tax laws and unexpected tax exposures; (v) changes in the cost of production, including as a result of increases in the cost of commodities, labour and/or energy due to inflation and/or supply chain disruptions; (vi) any litigation or other similar proceedings (including with tax, customs, competition, environmental, anti-corruption or other regulatory authorities); (vii) legal and regulatory developments, including changes in regulations relating to environmental issues and/or e-commerce; (viii) the consequences of any failure of internal controls; (ix) the consequences of any failure by Diageo or its associates to comply with anti-corruption, sanctions, trade restrictions or similar laws and regulations, or any failure of Diageo’s related internal policies and procedures to comply with applicable law or regulation; (x) Diageo’s ability to make sufficient progress against or achieve its ESG ambitions; (xi) cyber-
attacks and IT threats or any other disruptions to core business operations; (xii)
contamination, counterfeiting or other circumstances which could harm the level of customer support for Diageo’s brands and adversely impact its sales;
(xiii) Diageo’s ability to maintain its brand image and corporate reputation or to adapt to a changing media environment; (xiv) fluctuations in exchange rates and/or interest rates; (xv) Diageo’s ability to successfully execute its strategic business transformation projects; (xvi) Diageo’s ability to derive the expected benefits from its business strategies, including the implementation of competitive category strategies, investments in joint ventures, productivity initiatives or inventory forecasting; (xvii) Diageo's ability to consistently deliver value, service performance, commercial execution and suitable portfolio choices to its customers; (xviii) increased competitive product and pricing pressures, including as a result of introductions of new products or categories that compete with Diageo’s products and consolidations by competitors and retailers; (xix)
increased costs for, or shortages of, talent, as well as labour strikes or disputes;
(xx) movements in the value of the assets and liabilities related to Diageo’s pension plans; (xxi) Diageo’s ability to renew supply, distribution, manufacturing or licence agreements (or related rights) and licences on favourable terms, or at all, when they expire; or (xxii) any failure by Diageo to protect its intellectual property rights.
In preparing the ESG-related information contained in this document, Diageo has made a number of key judgements, estimations and assumptions and the processes and issues involved are complex. The ESG-related forward-looking statements should be treated with special caution, as ESG and climate data, models and methodologies are often relatively new, are rapidly evolving and are not of the same standard as those available in the context of other financial information, nor are they subject to the same or equivalent disclosure standards, historical reference points, benchmarks, market consensus or globally accepted accounting principles. In particular, it is not possible to rely on historical data as a strong indicator of future trajectories in the case of climate change and its evolution. Outputs of models, processed data and methodologies are also likely to be affected by underlying data quality, which can be hard to assess and we expect industry guidance, market practice, and regulations in this field to continue to change. There are also challenges faced in relation to the ability to access data on a timely basis and the lack of consistency and comparability between data that is available. This means the ESG-related forward-looking statements and ESG metrics discussed in this document carry an additional degree of inherent risk and uncertainty, and therefore, our actual results and developments could differ materially from those expressed or implied by the
ESG-related forward-looking statements in this document.
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
All oral and written forward-looking statements made on or after the date of this document and attributable to Diageo are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Further details of potential risks and uncertainties affecting Diageo are described in our filings with the London Stock Exchange and the US Securities and Exchange
Commission (SEC), including in our Annual Report on Form 20-F for the year ended 30 June 2026.
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
All readers, wherever located, should take note of these disclosures. This document includes names of Diageo’s products, which constitute trademarks or trade names which Diageo owns, or which others own and license to Diageo for use. All rights reserved. © Diageo plc 2026.
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
References in this document to information on websites are included as an aid to their location and such information is not incorporated in, and does not form part of, this document unless otherwise noted.

214	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

THIS PAGE IS INTENTIONALLY LEFT BLANK

215	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

THIS PAGE IS INTENTIONALLY LEFT BLANK

216	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

THIS PAGE IS INTENTIONALLY LEFT BLANK

217	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

Other additional information
Other additional
information
Spirits and investments
Spirits are produced in distilleries located worldwide. The group owns 31
Scotch whisky distilleries in Scotland, two whisky distilleries in Canada, five in the United States and one in China. Diageo produces Smirnoff internationally.
Ketel One vodka is a joint venture product, distributed by Diageo from the manufacturing base of the Nolet Group in the Netherlands. Cîroc grape-based vodka liquids are purchased from Maison Villevert in France and packed by both NewPrinces S.p.A. and Maison Villevert. Gin distilleries are in Scotland
(Cameronbridge) and in Canada (Valleyfield). Baileys is produced in the
Republic of Ireland and Northern Ireland. Irish whiskey is distilled at the Roe &
Co distillery in Dublin. Rum is distilled in the US Virgin Islands, in Australia and Guatemala and is blended and bottled in the United States, Canada, United
Kingdom and Guatemala. Raki is produced in Türkiye, Chinese white spirits are produced in Chengdu, in the Sichuan province of China, cachaça is produced in
Ceará State in Brazil and tequila in Mexico.
The breakdown of the group's maturing inventory is as follows:

	2026	2025
Category	$ million	$ million
Whisk(e)y	7,123	7,232
– From this attributable to scotch	5,592	5,659
Other	1,387	1,445
Total maturing inventory	8,510	8,677
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
Expansion of our warehousing facilities at Midtown in Clackmannanshire was recently completed. Additional land has also been secured at the nearby Garvel
Farm site, which will allow warehouse capacity expansion in future. Alongside the new warehouses being built, there is also investment in state-of-the-art automation of warehousing.
In North America, Diageo officially opened its new 360,000-square-foot manufacturing and warehousing facility in Montgomery, Alabama, bringing the company’s iconic beverage alcohol brands closer to customers across the
Southern United States. Strategically located at the heart of the company’s
Southern U.S. region, and with a multi-million case annual production capacity,
‘Diageo Montgomery’ will build greater resilience and agility into the company’s supply chain footprint in North America, while making its operations more sustainable.
In China, the Eryuan malt whisky distillery fully opened in mid-2024. It aims to develop the highest quality China single origin whisky, placing China firmly on the global whisky producer’s map.
Diageo’s end-to-end tequila production is based in Mexico. We have invested more than $500 million to expand our manufacturing footprint through new facilities in the state of Jalisco, supporting the continued growth of the category.
As part of this expansion, we are implementing a range of digital transformation initiatives across our tequila operations. During fiscal 26, we began commissioning operations at our new distillery in La Barca. As our most advanced production site, it will double our current production capacity while enabling end-to-end, real-time process traceability and improved operational efficiency.
Diageo owns a controlling equity stake in United Spirits Limited (USL) which is one of the leading alcoholic beverage companies in India, selling close to 64 million equivalent units in fiscal 26 of Indian-Made Foreign Liquor (IMFL) and imported liquors. USL has a significant market presence across India and operates nine owned sites, as well as a network of leased and third-party manufacturing facilities. USL owns several Indian brands, such as McDowell’s
(Indian whisky, rum, and brandy), Black Dog (scotch), Signature (Indian whisky), Royal Challenge (Indian whisky), Godawan (Indian single malt) and
Antiquity (Indian whisky).
Beer and investments
Diageo’s principal brewing facility is at the St James’s Gate brewery in Dublin,
Ireland. Additionally, at the end of fiscal 26 Diageo owned breweries in several
African countries: Kenya, Tanzania, and Uganda. On 17 December 2025,
Diageo announced the sale of its shareholding in East African Breweries PLC and its shareholding in the Kenyan spirits business to Asahi Group Holdings,
Ltd; for more information see note 8 to the consolidated financial statements.
Guinness flavour extract is shipped from Ireland to all overseas Guinness brewing operations, which use the flavour extract to brew beer locally. Guinness is transported from Ireland in bulk to the Belfast facility in Northern Ireland for canning and to Great Britain in bulk to the Runcorn facility, where the kegging, bottling and canning of Guinness Draught takes place.
To support beer growth, the new €300 million brewery expansion in
Littleconnell is fully on stream since May 2026. In addition, a new Guinness 0.0 plant is being constructed in Littleconnell to double the total capacity of
Guinness 0.0, with this plant expected to come on stream in early 2028. In May
2026, Diageo announced plans to more than double the capacity in Littleconnell as part of a wider €400 million investment to include brewing expansion, and a new roasting facility. This new capacity should come on stream at the end of
2028. This brings the total investment in capacity expansion in Littleconnell to approximately €700 million.
The Diageo Beer Category Third-Party Operations Team provide technical services to facilitate the delivery of over 7 million hectolitres of beer and ready-
to-drink products supplied through over 50 partner breweries and beverage packaging facilities worldwide. A shift towards an asset-light strategy in Africa and the associated divestments, including the sales of Guinness Nigeria and
Guinness Cameroun, have driven a significant pivot to third-party production and distribution.
The Beer Category TPO team's focus is on maintaining secure supply solutions through partners while assuring the consistent quality of Diageo brands produced at third-party facilities and enhancing Diageo value through supporting the start-up of new partnerships and delivery of innovation projects.
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
Ready-to-drink (RTD)
Diageo produces a range of ready-to-drink products mainly in the United
Kingdom, across Africa, Australia, Brazil, the United States and Canada.
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
Cereals, including barley, wheat, corn and sorghum, are used in our scotch and beer production and in our spirits brands through purchased neutral spirit.
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
Like other consumer goods companies, we maintain stocks in markets to compensate for extended lead times and demand volatility. Diageo is managing well through the current levels of uncertainty and constraints in our supply

218	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

Other additional information continued
chain by expanding our supplier base and maintaining agility in our logistics networks.
Competition
Diageo’s brands compete primarily on the basis of quality and price. Our business is built on getting the right product to the right consumer for the right occasion, and at the right price, including through taking into account ever evolving shopper landscapes, technologies and consumer preferences. Diageo also seeks to recruit and re-recruit consumers to its portfolio of brands, including through meaningful consumer engagement, sustainable innovation and investment in brands.
In spirits, Diageo’s major global competitors are Pernod Ricard, Suntory Global
Spirits, Bacardi, Campari and Brown-Forman, each of which has several brands that compete directly with Diageo’s brands. In addition, Diageo faces competition from regional and local companies in the countries in which it operates.
In beer, Diageo also competes globally, as well as on a regional and local basis
(with the profile varying between regions) with several competitors, including
AB InBev, Asahi, Molson Coors, Heineken, Constellation Brands and
Carlsberg.
Research and development
Innovation forms an important part of Diageo’s growth strategy, playing a key role in positioning its brands for continued growth in both developed and emerging markets. The strength and depth of Diageo’s brand range also provides a solid platform from which to drive sustainable innovation that leads to new products and experiences for consumers, whether or not they choose to drink alcohol. Diageo focuses its innovation on its strategic priorities and the most significant consumer opportunities, including the development of global brand extensions and new-to-world products, and continuously invests to deepen its understanding of evolving trends and consumer socialising occasions to inform product and packaging development, ranging from global brand redesigns to cutting edge innovations. Supporting this, the group has ongoing programmes to develop new beverage products which are managed internally by the innovation and research and development functions.
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
Compliance with US corporate governance rules
Under applicable SEC rules and the NYSE’s corporate governance rules for listed companies, Diageo must disclose any significant ways in which its corporate governance practices differ from those followed by US companies under NYSE listing standards. Diageo believes the following to be the significant areas in which there are differences between its corporate governance practices and NYSE corporate governance rules applicable to US companies. This information is also provided on the company’s website at
https://www.diageo.com/en/our-business/corporate-governance.
•Basis of regulation: UK listed companies are required to include in their annual report a narrative statement of (i) how they have applied the principles of the
Code and (ii) whether or not they have complied with the best practice provisions of the Code. NYSE listed companies must adopt and disclose their corporate governance guidelines. UK listed companies are required to include in their annual report statements as to (i) how directors have complied with Section
172 of the Act, which requires directors to promote the success of the company for the benefit of its members as a whole, having regard to the interests of stakeholders and (ii) how directors have engaged with and taken account of the views of the company’s workforce and other stakeholder groups. Diageo complied throughout the year with the best practice provisions of the Code and the disclosure requirements noted above.
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
•Non-Executive Director meetings: NYSE rules require non-management directors to meet regularly without management present and independent directors to meet separately at least once a year. The Code requires non-
executive directors to meet without the Chair present at least annually to appraise the Chair’s performance. During the year, Diageo has complied with these requirements with independent Non-Executive Directors, including the
Chair, meeting without the Executive Directors present seven times and independent Non-Executive Directors meeting without the Chair or
Executive Directors present once.
•Board committees: Diageo has a number of Board committees that are similar in purpose and constitution to those required by NYSE rules. Diageo’s Audit,
Remuneration and Nomination Committees consist entirely of independent non-executive directors. Under NYSE standards, companies are required to have a nominating/corporate governance committee, which develops and recommends a set of corporate governance principles and is composed entirely of independent directors. The terms of reference for Diageo’s
Nomination Committee, which comply with the Code, do not contain such a requirement. In accordance with the requirements of the Code, Diageo has disclosed on page 85 the results and means of its annual evaluation of the
Board, its Committees and the directors, and it provides extensive information regarding the Directors’ compensation in the Directors’
remuneration report on pages 100-129.
•Code of ethics: NYSE rules require a code of business conduct and code of ethics to be adopted for directors, executive officers and employees and disclosure of any waivers for executive directors or officers. Diageo has adopted a Code of Business Conduct for all directors, officers and employees, as well as a Code of Ethics for Senior Financial Officers in accordance with the requirements of SOx. See page 94 for further details.

219	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

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
Spirits and beer are subject to national import and excise duties in many markets around the world. Most countries impose excise duties on beverage alcohol products, although the form of such taxation varies significantly from a simple application to units of alcohol by volume, to advanced systems based on the imported or wholesale value of the product. Several countries impose additional import duty on distilled spirits, often discriminating between categories (such as
Scotch whisky or bourbon) in the rate of such tariffs. Within the European
Union, such products are subject to different rates of excise duty in each country, but within the overall European Union framework there are minimum rates of excise duties that must first be applied to each relevant category of beverage alcohol. The UK's current alcohol duty system charges duty based on alcohol by volume (rather than by product type). Rates of UK alcohol duty were increased in line with inflation, effective from 1 February 2026. This regime remains relatively new in its application and subject to ongoing developments;
for example, on 13 July 2026, draft legislation was published proposing that penalties for late filing and late payment of UK alcohol duty be brought within the existing points-based penalty regime. As such, the impact of this regime on
Diageo's business continues to be assessed.
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
Spirits and beer are also regulated in distribution. In many countries, alcohol may only be sold through licenced outlets, both on- and off-trade, varying from government- or state-operated monopoly outlets (for example, in the off-trade channel in Norway, certain Canadian provinces, and certain US states) to the system of licenced on-trade outlets (for example, licenced bars and restaurants)
which prevails in much of the Western world, including in the majority of US states, in the UK and in much of the EU. In a number of states in the US, wholesalers of alcoholic beverages must publish price lists periodically and/or must file price changes in some instances up to three months before they become effective. In a response to public health concerns, some governments have imposed or are considering imposing minimum pricing on beverage alcohol products and may consider raising the legal drinking age, further limiting the number, type or opening hours of retail outlets and/or expanding retail licencing requirements.
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
In addition, this section is based in part upon the representations of the
Depositary and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms. In general, and taking into account this assumption, for US federal income tax

220	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

Other additional information continued
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
A nil rate of income tax will apply to the first £500 of taxable dividend income received by an individual shareholder in the 2026/2027 tax year (the Nil Rate
Amount), regardless of what tax rate would otherwise apply to that dividend income.
Any taxable dividend income in excess of the Nil Rate Amount will be subject to income tax at the following special rates (for the 2026/2027 tax year):
•at the rate of 10.75%, to the extent that the relevant dividend income falls below the threshold for the higher rate of income tax;
•at the rate of 35.75%, to the extent that the relevant dividend income falls above the threshold for the higher rate of income tax but below the threshold for the additional rate of income tax; and
•at the rate of 39.35%, to the extent that the relevant dividend income falls above the threshold for the additional rate of income tax.
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
US taxation
Under the US federal income tax laws, and subject to the passive foreign investment company (PFIC) rules discussed below, the gross amount of any distribution (other than certain pro-rata distribution of ordinary shares) paid to a
US holder by Diageo in respect of its ordinary shares or ADSs out of its current or accumulated earnings and profits (as determined for US federal income tax purposes) will be treated as a dividend that is subject to US federal income taxation.
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
The dividend must be included in income when the US holder, in the case of ordinary shares, or the Depositary, in the case of ADSs, receives the dividend, actually or constructively. The dividend will not be eligible for the dividends-
received deduction generally allowed to US corporations in respect of dividends received from other US corporations. Dividends will generally be income from sources outside the United States and will generally be ‘passive’ income for purposes of computing the foreign tax credit allowable to a US holder.
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
gain or loss will generally be income or loss from sources within the United
States for foreign tax credit limitation purposes. The deductibility of capital losses is subject to limitations.

221	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

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
Effective from 6 April 2025, UK inheritance tax is charged based on long-term residence (and not domicile). Particularly in view of this reform, UK inheritance tax and its interaction with the Convention is complex. Any person who is in doubt about the application of UK inheritance tax in relation to their ordinary shares or ADSs, or the effect of the Convention, should consult appropriately qualified tax advisers.
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
Purchases of ordinary shares (as opposed to ADRs) will be subject to UK stamp duty, and/or SDRT as the case may be, at the rate of 0.5% of the price payable for the ordinary shares at the time of the transfer (or, in certain circumstances, the value of the ordinary shares). Stamp duty applies where a physical instrument of transfer is used to effect the transfer. SDRT applies to any agreement to transfer ordinary shares (regardless of whether or not the transfer is effected electronically or by way of an instrument of transfer). However, where the ordinary shares being acquired are transferred direct to the
Depositary’s nominee, the only charge will generally be the higher charge of
1.5%, subject to the applicability of any exemptions to the 1.5% charge discussed above.
Any stamp duty payable (as opposed to SDRT) is rounded up to the nearest £5.
No stamp duty (as opposed to SDRT) will be payable if the amount or value of the consideration is (and is certified to be) £1,000 or less. Stamp duty and SDRT are usually paid or borne by the purchaser.
Whilst stamp duty and SDRT may in certain circumstances both apply to the same transaction, in practice usually only one or the other will need to be paid.
UK stamp duty and SDRT are expected to be replaced by a new single tax in
2027, the Securities Transfer Tax (STT). Draft legislation for the STT was published on 13 July 2026. The STT is intended to modernise the existing stamp taxes regime, by simplifying and digitising the administration and payment of tax on transactions in securities. Based on the draft legislation as currently published, no material changes to the current rates or method of computation are anticipated, although there may be further changes prior to the legislation being implemented. As such, the impact of the STT on transactions involving the acquisition or transfer of the ordinary shares or ADSs remains uncertain.
US backup withholding and information reporting
Payments of dividends and sales proceeds with respect to ordinary shares and
ADSs may be reported to the IRS and to the US holder. Backup withholding may apply to these reportable payments if the US holder fails to provide an accurate taxpayer identification number or certification of exempt status or fails to report all interest and dividends required to be shown on its US federal income tax returns. Certain US holders (including, among others, corporations)
are not subject to information reporting and backup withholding. The amount of any backup withholding from a payment to a US holder will be allowed as a credit against the holder’s US federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the IRS. US holders should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining an exemption. Certain US holders who are individuals (and certain specified entities), may be required to report information relating to their ownership of non-US securities unless the securities are held in accounts at financial institutions (in which case the accounts may be reportable if maintained by non-
US financial institutions). US holders should consult their tax advisors regarding any reporting obligations they may have with respect to the ordinary shares or
ADSs.

222	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

Other additional information continued
Data preparation methodology for SECR tables
Data preparation methodology for Scope 1 and 2 greenhouse
gas emissions
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
Direct (Scope 1) emissions
We report fuel consumption by fuel type at site level using the environmental management system. Using calorific values, the fuel is then converted to energy consumption, in kilowatt hours (kWh), by fuel type and is multiplied by the relevant CO2e emission factor to derive total CO2e emissions. Scope 1 emission factors for fuels are typically average fuel CO2e emissions factors and calorific values (the latest available at the end of the period) from the UK Government
Department for Energy Security and Net Zero (DESNZ) for fossil fuels and from UK Government National Air Emissions Inventory (NAEI) for bioenergy sources.
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
Fugitive and owned agricultural (Scope 1) emissions
We calculate fugitive emissions based on the amount of emitted ozone-
depleting substances and fluorinated gases, multiplied by the relevant emission factor to represent the global warming potential in tonnes of CO2e. Annually, each site reports the quantity (mass) of each material and/or gas emitted based on any added and/or topped-up amount, reported via the environmental management system. The mass of each emitted ozone-depleting substance and fluorinated gas is multiplied by the relevant emission factor from the
Intergovernmental Panel on Climate Change Sixth Assessment Report (IPCC
AR6) and then added together to report the equivalent GHG emissions in tonnes of CO2e.
We calculate Scope 1 FLAG emissions from our owned agricultural direct impacts (i.e. fertiliser use). The relevant quantities of fertiliser are multiplied by the percentage of nitrogen content and by the relevant GHG emission and conversion factors (e.g. nitrogen to nitrous oxide, nitrous oxide GHG emission factor) to determine the equivalent tonnes CO2e emissions.
Indirect (Scope 2) emissions
We report greenhouse gas emissions from electricity (Scope 2) as market-based emissions and as location-based emissions in line with the World Resources
Institute (WRI)/World Business Council for Sustainable Development
(WBCSD) GHG Protocol Scope 2 guidance 2015. For market-based emissions, electricity consumption recorded on our environmental management system is multiplied by emissions factors specified in EACs, contracts, power purchase agreements and supplier utility emissions, as detailed in the GHG Protocol’s
Scope 2 guidance. We use GHG Protocol Scope 2 to ensure EACs and associated financial instruments meet the required standards. GHG emission factors, relating to indirect (Scope 2) emissions, are updated to the latest available by end of the period.
Total direct and indirect greenhouse gas emission (Scope 1 and
Scope 2 data aggregation)
For market-based: total direct and indirect greenhouse gas emissions by weight
(market/net based) (1,000 tonnes CO2e) is the aggregation of Scope 1 and 2
GHG emissions with fugitive and owned agriculture emissions to calculate total direct operations market-based emissions. The percentage reduction in absolute greenhouse gas emissions (direct and indirect greenhouse gas emissions by weight (market/net based)) from the prior year is a percentage change calculation with reference to the corresponding prior year figure. Our direct operations emissions target for 2030 remains consistent with earlier reporting protocols and is based on market-based emissions.
GHG emission intensity ratios
Total, aggregated direct operations market-based emissions are divided by the volume of direct operations packaged product reported in the same period. The market-based emissions are converted to grammes of CO2e and the volume of packaged product is reported in litres to generate relevant GHG emission intensity ratios in g CO2e/litre packaged.
Data preparation methodology for energy consumption
We report total energy and renewable energy in MWh and/or TJ. We calculate direct and indirect energy data based on the direct measurement of energy use
(meter readings/invoices for volumes of fuel supplied).
We determine direct energy (renewable/non-renewable) from the quantity of different fuel types (in metric tonnes, litres) of renewable and non-renewable fuels and by applying the relevant calorific value (either from DESNZ or the supplier).
We report fuel consumption by fuel type at site level using the environmental management system. Using calorific values, the fuel is then converted to energy consumption, in kWh, by fuel type and classified as either renewable or non-
renewable based on fuel type or source. EACs, derived from our distillery by-
product feedstock and processed by a third-party to generate biogas, together with purchased renewable gas EACs, are applied to relevant natural gas supplied to sites via a common carrier pipeline/network.
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
We include directly connected renewable energy generated on or near our sites, where all energy is used on site and no EACs are created (e.g. roof-mounted solar panels with all generated renewable electricity used on site).

223	Diageo Form 20-F 2026

Strategic report	Governance report	Financial statements	Additional information

Additional information for shareholders
Annual General Meeting (AGM)
The AGM will be held at Convene 133 Houndsditch, London, EC3A 7DB on 5
November 2026 at 2.30 pm.
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
Warning to shareholders – share fraud
Please beware of the share fraud of ‘boiler room’ scams, where shareholders are called ‘out of the blue’ by fraudsters (sometimes claiming to represent Diageo)
attempting to obtain money or property dishonestly. Further information on boiler room scams can be found on the Financial Conduct Authority’s website (https://
www.fca.org.uk/consumers/share-bond-and-boiler-room-scams) but in short, if in doubt, take proper professional advice before making any investment decision.
Electronic communications
Shareholders can register for an account to manage their shareholding online, including being able to check the number of shares they own and the value of their shareholding; register for electronic communications; update their personal details; provide a dividend mandate instruction; apply for the Dividend
Reinvestment Plan; access dividend confirmations; and use the online share dealing service. To register for an account, shareholders should visit https://
www.diageoregistrars.com/welcome.
Dividend payments
Direct payment into bank account
UK shareholders: The Company normally pays dividends twice each year and have taken the decision that these will only be made directly to shareholder's bank or building society. This is a more secure method of payment and avoids delays or cheques being lost. Shareholders can register their bank account details for this purpose online at https://www.diageoregistrars.com/welcome or call the Registrar on +44 (0)371 277 1010* to supply the details over the phone.
For shareholders outside the UK, MUFG Corporate Markets (a trading name of
MUFG Pension & Market Services and a member of MUFG, a global financial group) may be able to provide you with a range of services relating to your shareholding. To learn more about the services available to you please visit the
Share Portal at https://www.diageoregistrars.com/welcome or call +44 (0)371
277 1010.*
Dividend Reinvestment Plan
A Dividend Reinvestment Plan is offered by the Registrar, MUFG Corporate
Markets, to give shareholders the opportunity to build up their shareholding in
Diageo by using their cash dividends to purchase additional Diageo shares.
Shareholders can join the Dividend Reinvestment Plan online at https://
www.diageoregistrars.com/welcome or call the Registrar, MUFG Corporate
Markets, on +44 (0)371 277 1010* to request the relevant application form.
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
Please refer to the ‘Taxation’ section on pages 220-222 for details relating to the taxation of dividend payments.
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
Randall Ingber
The.cosec@diageo.com
Investor Relations
investor.relations@diageo.com

224	Diageo Form 20-F 2026
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
term commercial paper regularly in order to finance its day-to-day operations, and accesses the term debt capital markets regularly to refinance maturing bonds each year and to manage liquidity.
The table below sets forth the group’s available undrawn committed bank facilities as at 30 June 2026 and 30 June 2025.

	30 June 2026	30 June 2025
	$ million	$ million
Expiring within one year	1,063	1,040
Expiring after one year	3,500	2,460
	4,563	3,500
The facilities can be used for general corporate purposes and, together with cash and cash equivalents, support the group’s commercial paper programmes.
2. Analysis of cash flows
The table below sets forth the group’s cash flows for the year ended 30 June 2026 and 30 June 2025.

	30 June 2026	30 June 2025
	$ million	$ million
Net cash inflow from operating activities	4,392	4,297
Net cash outflow from investing activities	(982)	(1,720)
Net cash outflow from financing activities	(3,784)	(1,494)
Net (decrease)/increase in net cash and cash equivalents	(374)	1,083
Exchange difference	(18)	(35)
Reclassification to assets and liabilities held for sale	(292)	21
Net cash and cash equivalents at beginning of the year	2,178	1,109
Net cash and cash equivalents at end of the year	1,494	2,178
Net cash inflow from operating activities in fiscal 26 was $4,392 million (2025 – $4,297 million), an increase of $95 million compared to fiscal 25, primarily driven by lower year on year tax and interest payments partly offset by lower operating profit and adverse creditor movement.
Net cash outflow from investing activities in fiscal 26 was $982 million (2025 – $1,720 million), a net decrease in outflow of $738 million compared to fiscal 25, primarily driven by a decrease of $368 million in net cash expenditure for property, plant and equipment and computer software and a favourable movement of  $225 million in acquisitions, investment in associates, loans, other investments and other financial assets and an increase of $145 million in net consideration received in respect of sale of businesses.
Net cash outflow from financing activities in fiscal 26 was $3,784 million (2025 –$1,494 million), a net increase in outflow of $2,290 million compared to fiscal 25. This change was driven by an increase in net outflow in relation to bond issuances and repayments from $1,527 million inflow to $1,648 million outflow and a net decrease in outflow in respect of other borrowings from $629 million outflow to $127 million outflow. Additionally, dividend payment decreased from $2,436 million to $2,010 million.
The operating, investing and financing activities described above resulted in a decrease in net cash and cash equivalents of $684 million, from $2,178 million at 30 June 2025 to $1,494 million at 30 June 2026 (2025 – increase of $1,069 million).

225	Diageo Form 20-F 2026
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
fair value hedge relationships, Diageo recognises a fair value adjustment for the risk being hedged in the balance sheet, whereas interest rate hedging instruments and foreign currency swaps and forwards are measured at fair value.
The table below sets forth the group’s gross borrowings and net borrowings as at 30 June 2026 and 30 June 2025.

	30 June 2026	30 June 2025
	$ million	$ million
Overdrafts	(26)	(22)
Other borrowings due within one year	(2,423)	(2,906)
Borrowings due within one year	(2,449)	(2,928)
Borrowings due between one and three years	(4,247)	(4,662)
Borrowings due between three and five years	(3,765)	(4,159)
Borrowings due after five years	(11,050)	(11,999)
Fair value of foreign currency forwards and swaps	393	557
Fair value of interest rate hedging instruments	(199)	(210)
Lease liabilities	(685)	(653)
Gross borrowings	(22,002)	(24,054)
Offset by:
Cash and cash equivalents	1,520	2,200
Net borrowings	(20,482)	(21,854)
The table below sets forth the percentage of the group’s gross borrowings and cash and cash equivalents by currency as at 30 June
2026.

	Total	US dollar	Sterling	Euro	Indian rupee	Chinese yuan	Other
	$ million	%	%	%	%	%	%
Gross borrowings	(22,002)	68%	3%	20%	1%	5%	3%
Cash and cash equivalents	1,520	46%	3%	2%	18%	5%	26%
Based on average monthly net borrowings and net interest charge, the effective interest rate for the year ended 30 June 2026 was
3.9%. For this calculation, net interest charge excludes fair value adjustments to derivative financial instruments and borrowings and average monthly net borrowings include the impact of interest rate swaps that are no longer in a hedge relationship but exclude the market value adjustment for cross currency interest rate swaps.
In the year ended 30 June 2026, the group issued bonds of €1,000 million ($1,171 million – net of discount and fee) consisting of
€500 million ($585 million – net of discount and fee) 3.75% fixed rate notes due 2037, €500 million ($586 million – net of discount and fee) 3.25% fixed rate notes due 2032 and repaid bonds of $1,250 million and €1,350 million ($1,569 million). In the year ended
30 June 2025, the group issued bonds of €2,200 million ($2,452 million – net of discount and fee) consisting of €700 million
($780 million – net of discount and fee) 3.125% fixed rate notes due 2031, €300 million ($346 million – including issuance premium)
3.125% fixed rate notes due 2031, €700 million ($776 million – net of discount and fee) 3.375% fixed rate notes due 2035,
€500 million ($550 million – net of discount and fee) 3.75% fixed rate notes due 2044, $750 million ($748 million – net of discount and fee) 5.125% fixed rate notes due 2030, $750 million ($743 million – net of discount and fee) 5.625% fixed rate notes due 2035 and repaid bonds of $600 million and €1,600 million ($1,816 million).

226	Diageo Form 20-F 2026
The principal components of the $1,372 million decrease in net borrowings from 30 June 2025 to 30 June 2026 were mainly the
$3,211 million of free cash flow, partially offset by $1,846 million equity dividends.
For information on the maturity profile of net borrowings and a further description of net borrowings, please see 'Note 17 – Net borrowings' in the consolidated financial statements.
For information on the use of financial instruments including for hedging purposes, please see 'Note 16 – Financial instruments and risk management' in the consolidated financial statements.
The group’s management is committed to enhancing shareholder value in the long-term, both by investing in the business and brands so as to deliver continued improvement in the return from those investments and by managing the capital structure. Diageo manages its capital structure to achieve capital efficiency, provide flexibility to invest through the economic cycle and give efficient access to debt markets at attractive cost levels. This is achieved by targeting an adjusted net borrowings (net borrowings aggregated with post-
employment benefit liabilities) to adjusted EBITDA leverage of 2.5–3.0 times, this range for Diageo being currently broadly consistent with an A-band credit rating. Diageo would consider operating outside of this range in order to effect strategic initiatives within its stated goals, which could have an impact on its rating. If Diageo’s leverage was to be negatively impacted by the financing of an acquisition, it would seek over time to return to the range of 2.5–3.0 times. The group regularly assesses its debt and equity capital levels against its stated policy for capital structure. As at 30 June 2026, the adjusted net borrowings of $20,869 million (2025
– $22,263 million) to adjusted EBITDA ratio was 3.1 (2025 – 3.4) times. For this calculation, net borrowings are adjusted by post-
employment benefit liabilities before tax of $387 million (2025 – $409 million) whilst adjusted EBITDA of $6,650 million (2025 –
$6,645 million) comprises operating profit excluding exceptional operating items and depreciation, amortisation and impairment and includes share of after-tax results of associates and joint ventures. See page 210 for the reconciliation and calculation of the adjusted net borrowing to adjusted EBITDA ratio.
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
to be an economic means of mitigating this risk. Loan, trade and other receivables exposures are managed locally in the operating units where they arise and credit limits are established as deemed appropriate for the customer.
b) The following bonds were issued or repaid:

	30 June 2026	30 June 2025
	$ million	$ million
Issued
€ denominated	1,171	2,452
$ denominated	—	1,491
Repaid
€ denominated	(1,569)	(1,816)
$ denominated	(1,250)	(600)
	(1,648)	1,527

227	Diageo Form 20-F 2026
4. Contractual obligations and other commitments

	Payments due by period
As at 30 June 2026	Less than 1 year $ million	More than 1 year $ million	Total $ million
Long-term debt obligations	2,441	19,330	21,771
Interest obligations	882	4,234	5,116
Purchase obligations	1,202	733	1,935
Commitments for short-term leases and leases of low-value assets	10	3	13
Provisions and other non-current payables	654	460	1,114
Lease obligations	141	675	816
Capital commitments	382	99	481
Other financial liabilities	112	—	112
Total	5,824	25,534	31,358
Long-term debt obligations comprise the principal amount of borrowings (excluding foreign currency swaps) with an original maturity of greater than one year. Interest obligations comprise interest payable on these borrowings and are calculated based on the fixed amounts payable and where the interest rate is variable, on an estimate of what the variable rates will be in the future. Purchase obligations include various long-term purchase contracts entered into for the supply of raw materials, principally bulk whisk(e)y, cereals, cans and glass bottles. Contracts are used to guarantee the supply of raw materials over the long term and to enable a more accurate prediction of costs of raw materials in the future. Purchase obligations contain minimum purchase commitments Diageo had on 30 June 2026; a change compared to the previous period when total contract values were disclosed. For certain provisions, discounted numbers are disclosed.
Corporate tax payable of $207 million and deferred tax liabilities of $2,455 million are not included in the table above, as the ultimate timing of settlement cannot be reasonably estimated.
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
For more information on commitments and contingencies, please see 'Note 19 – Contingent liabilities and legal proceedings' in the consolidated financial statements.
5. Capital repayments
Authorisation was given by shareholders on 6 November 2025 to purchase a maximum of 222,565,850 ordinary shares at a minimum price of 28 101/108 pence and a maximum price of the higher of (a) 105% of the average market value of the company's ordinary shares for the five business days prior to the day the purchase is made and (b) the higher of the price of the last independent trade and the highest current independent bid on the trading venue where the purchase is carried out. The programme expires at the conclusion of the next Annual General Meeting or 15 months from the passing of this resolution, if earlier.
During the year ended 30 June 2024, the group purchased 28 million ordinary shares, representing approximately 1.1% of the issued ordinary share capital at an average price of 2918 pence (3644 cents) per share, and an aggregate cost of $987 million, including transaction costs under the share buyback programme. The shares purchased under the share buyback programmes were cancelled.
For further details about the shares purchased and the average price paid per share please refer to note 18 in the consolidated financial statements.

228	Diageo Form 20-F 2026
Exhibits

1.1	Articles of Association of Diageo plc
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

2.4	Description of Securities registered under Section 12 of the Exchange Act
4.1	Service Agreement, dated 9 Nov 2025, between Diageo plc and Dave Lewis.
4.2	Service Agreement, dated 8 Feb 2026, between Diageo plc and Nik Jhangiani.
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
August 2015).

4.14	Letter of Agreement, dated 24 January 2025, between Diageo plc and Sir John Manzoni.

229	Diageo Form 20-F 2026

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
April 2025).

6.1	Description of earnings per share (included in the section 'Reported measures' on page 16 of this Annual Report on Form 20-F).
8.1	Principal group companies (included in note 22 to the consolidated financial statements on page 193 of this Annual Report on Form 20-F).
11.1
Diageo plc Dealing in Securities Code (incorporated by reference to Exhibit 11.1 to the Annual Report on Form 20-F
(File No. 001-10691) filed with the Securities and Exchange Commission on 14 August 2025).

12.1	Certification of Sir Dave Lewis filed pursuant to 17 CFR 240.13a-14(a).
12.2	Certification of Nik Jhangiani filed pursuant to 17 CFR 240.13a-14(a).
13.1	Certification of Sir Dave Lewis furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. 1350(a) and (b).
13.2	Certification of Nik Jhangiani furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. 1350(a) and (b).
15.1	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.
15.2	Diageo plc Annual Report 2026 (incorporated by reference to Exhibit 99 to the report on Form 6-K (File No. 001-10691) filed with the Securities and Exchange Commission on 18 August 2026).
97.1
Diageo Group NYSE Compensation Recovery Policy (incorporated by reference to Exhibit 97.1 to the Annual Report on Form 20-F (File No. 001-10691) filed with the Securities and Exchange Commission on 14 August 2025).

101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema
101.CAL	Inline XBRL Taxonomy Extension Schema Calculation Linkbase
101.DEF	Inline XBRL Taxonomy Extension Schema Definition Linkbase
101.LAB	Inline XBRL Taxonomy Extension Schema Label Linkbase
101.PRE	Inline XBRL Taxonomy Extension Schema Presentation Linkbase
(i) Pursuant to an Agreement of Resignation, Appointment and Acceptance dated 16 October 2007 by and among Diageo plc, Diageo Capital plc, Diageo Finance BV,
Diageo Investment Corporation, The Bank of New York and Citibank NA, The Bank of New York Mellon has become the successor trustee to Citibank NA under
Diageo’s indentures dated 3 August 1998, 8 December 2003 and 1 June 1999.

230	Diageo Form 20-F 2026
Signature
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorised.

DIAGEO plc
(REGISTRANT)

/s/ Nik Jhangiani
Name: Nik Jhangiani

Title: Chief Financial Officer

18 August 2026

231	Diageo Form 20-F 2026
Glossary of terms and US equivalents
In this document the following words and expressions shall, unless the context otherwise requires, have the following meanings:

Term used in UK annual report	US equivalent or definition
Associates	Entities accounted for under the equity method
American Depositary Receipt (ADR)	Receipt evidencing ownership of an ADS
American Depositary Share (ADS)	Registered negotiable security, listed on the New York Stock Exchange, representing four Diageo plc ordinary shares of 28 101/108 pence each
Called up share capital	Common stock
Capital redemption reserve	Other additional capital
Company	Diageo plc
CPI	Consumer price index
Creditors	Accounts payable and accrued liabilities
Debtors	Accounts receivable
Employee share schemes	Employee stock benefit plans
Employment or staff costs	Payroll costs
Equivalent units
An equivalent unit represents one nine-litre case of spirits, which is approximately 272 servings. A serving comprises 33ml of spirits, 165ml of wine, or 330ml of ready-to-drink or beer. To convert volume of products other than spirits to equivalent units: beer in hectolitres divide by 0.9, wine in nine-litre cases divide by five, ready-to-drink and certain pre-mixed products classified as ready-to-
drink in nine-litre cases divide by ten.

Euro, €, ¢	Euro currency
Exceptional items	Items that, in management’s judgement, need to be disclosed separately by virtue of their size or nature
Excise duty
Tax charged by a sovereign territory on the production, manufacture, sale or distribution of selected goods (including imported goods) within that territory. It is generally based on the quantity or alcohol content of goods, rather than their value, and is typically applied to alcohol products and fuels.

Leases	Capital lease
Financial year	Fiscal year
Free cash flow	Net cash flow from operating activities aggregated with net purchase and disposal of property, plant and equipment and computer software
Freehold	Ownership with absolute rights in perpetuity
GAAP	Generally accepted accounting principles
Group and Diageo	Diageo plc and its consolidated subsidiaries
IFRS
International Financial Reporting Standards (IFRS) Accounting Standards adopted by the UK (UK-
adopted International Accounting Standards) and IFRSs, as issued by the International Accounting
Standards Board (IASB), including interpretations issued by the IFRS Interpretations Committee

Impact Databank, IWSR, IRI, Beverage Information Group and Plato Logic	Information source companies that research the beverage alcohol industry and are independent from industry participants
Net sales	Sales after deducting excise duties
Noon buying rate	Buying rate at noon in New York City for cable transfers in sterling as certified for customs purposes by the Federal Reserve Bank of New York
Operating profit	Net operating income
Organic movement	At level foreign exchange rates and after adjusting for exceptional items, certain fair value remeasurements, hyperinflation, and acquisitions and disposals for continuing operations
Own shares	Treasury stock
Pound sterling, sterling, £, pence, p	UK currency
Price/mix
Price/mix is the number of percentage points by which the organic movement in net sales exceeds the organic movement in volume. The difference arises because of changes in the composition of sales between higher and lower priced variants/markets or as price changes are implemented.

Profit	Earnings

232	Diageo Form 20-F 2026

Term used in UK annual report	US equivalent or definition
Profit for the year	Net income
Provisions	Accruals for losses/contingencies
Reserves	Accumulated earnings, other comprehensive income and additional paid in capital
RPI	Retail price index
Ready-to-drink
Ready-to-drink products. Ready-to-drink also include ready-to-serve products, such as pre-
mix cans in some markets, and progressive adult beverages in the United States and certain markets supplied by the United States.

SEC	US Securities and Exchange Commission
Share premium	Additional paid in capital or paid in surplus
Shareholders’ funds	Shareholders’ equity
Shareholders	Stockholders
Shares	Common stock
Shares and ordinary shares	Diageo plc’s ordinary shares
Shares in issue	Shares issued and outstanding
Trade and other payables	Accounts payable and accrued liabilities
Trade and other receivables	Accounts receivable
US dollar, US$, $, ¢	US currency

233	Diageo Form 20-F 2026
Exhibit 2.4
DESCRIPTION OF SECURITIES
REGISTERED UNDER SECTION 12 OF THE EXCHANGE ACT
As of 30 June 2026 Diageo plc. ('Diageo,' the 'Company,' 'we,' 'us,' and 'our') had the following series of securities registered pursuant
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
Capitalized terms used but not defined herein have the meanings given to them in Diageo’s annual report on Form 20-F for the fiscal year ended 30 June 2026.
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
A copy of Diageo’s articles of association is filed as an exhibit to Diageo’s annual report on Form 20-F for the fiscal year ended 30
June 2026, as Exhibit 1.1.
General
As at 30 June 2026 there were 2,432,397,125 ordinary shares of 28 101/108 pence each in issue with a nominal value of $886,821,989.
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
•may be represented by certificates in registered form issued (subject to the terms of issue of the shares) following issuance of the shares by Diageo or receipt of a form of transfer (bearing evidence of payment of the appropriate stamp duty) by Diageo Registrar,
PO Box 521, Darlington, DL1 9XS; or

234	Diageo Form 20-F 2026
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
An ordinary resolution requires the affirmative vote of a simple majority of the votes cast at a validly constituted shareholders’
meeting. Special resolutions require the affirmative vote of not less than three-quarters of the votes cast at a validly constituted shareholders’ meeting. The necessary quorum for a shareholders’ meeting of Diageo is a minimum of two shareholders present in person or by proxy and entitled to vote.

235	Diageo Form 20-F 2026
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
Variation of rights
If, at any time, Diageo’s share capital is divided into different classes of shares, the rights attached to any class of shares may be varied, subject to the provisions of the Companies Acts, either with the consent in writing of the holders of not less than three-
quarters in nominal value of the issued shares of that class or upon the adoption of a special resolution passed at a separate meeting of the holders of the shares of that class.

236	Diageo Form 20-F 2026
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
Repurchase of shares
Subject to authorisation by shareholder resolution, Diageo may purchase its own shares in accordance with the Companies Acts. Any shares which have been bought back may be held as treasury shares or, if not so held, must be cancelled immediately upon completion of the purchase, thereby reducing the amount of Diageo’s issued share capital. At the Annual General Meeting held on 6
November 2025, Diageo’s shareholders gave it authority to repurchase up to 222,565,850 of its ordinary shares subject to additional conditions. The minimum price which must be paid for such shares is 28 101/108 pence and the maximum price of the higher of (a)
105% of the average market value of the company's ordinary shares for the five business days immediately preceding the day on which that ordinary share is contracted to be purchased and (b) the higher of the price of the last independent trade and the highest current independent bid on the trading venue where the purchase is carried out.
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
Untraced Shareholders
At the Annual General Meeting held on 6 November 2025, Diageo’s shareholders approved the adoption of new articles of association. The articles amended the provisions relating to untraced shareholders, following the launch of Diageo's asset reunification programme in January 2025. The amendments provide that, following the sale of shares belonging to an untraced shareholder in accordance with the articles of association, the net sale proceeds and any uncashed or unclaimed dividends or other sums relating to those shares will immediately belong to Diageo to be used as the Board thinks fit, rather than the net sale proceeds being held by Diageo for another six years. This amendment aligned the articles with current market practice and reduced the administrative burden associated with untraced shareholders.
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
The principal executive office of Citibank, N.A. and the office at which the ADRs will be administered is currently located at 388
Greenwich Street, New York, New York 10013, United States. Citibank, N.A. is a national banking association organized under the laws of the United States. The custodian will be Citibank, N.A. (London Branch) and its duties will be administered from its principal
London office, currently located at 33 Canada Square, Canary Wharf, London E14 5LB, United Kingdom.

237	Diageo Form 20-F 2026
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
lawfully or practicably make such rights available to lapse, in which case such registered holders will receive nothing.
Diageo has no obligation to file a registration statement under the Securities Act of 1933, as amended, in order to make any rights available to ADR holders.

238	Diageo Form 20-F 2026
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
The depositary will not vote or attempt to exercise the right to vote that attaches to the shares or other deposited securities, other than in accordance with your instructions or deemed instructions. If the depositary does not receive instructions from you on or before the specified date and voting is by poll, the depositary will deem you to have instructed it to give a discretionary proxy to a person designated by Diageo to vote such deposited securities.

239	Diageo Form 20-F 2026
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
done or performed by it;
•it exercises or fails to exercise discretion permitted under the Deposit Agreement or the ADR;
•it performs its obligations specifically set forth in the Deposit Agreement without negligence or bad faith; or

240	Diageo Form 20-F 2026
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
the purpose of communicating with other holders in the interest of business matters relating to the Deposit Agreement.
The depositary will maintain facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADSs.
These facilities may be closed from time to time when the depositary considers it expedient to do so.

241	Diageo Form 20-F 2026
Exhibit 12.1
I, Sir Dave Lewis, certify that:
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
Date: 18 August 2026
/s/ Sir Dave Lewis
Name: Sir Dave Lewis
Title: Chief Executive
(Principal Executive Officer)

242	Diageo Form 20-F 2026
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
Date: 18 August 2026
/s/ Nik Jhangiani
Name: Nik Jhangiani
Title: Chief Financial Officer
(Principal Financial Officer)

243	Diageo Form 20-F 2026
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
The Annual Report on Form 20-F for the year ended 30 June 2026 (the ‘Report’) of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.
Date: 18 August 2026
/s/ Sir Dave Lewis
Name: Sir Dave Lewis
Title: Chief Executive
(Principal Executive Officer)
The foregoing certification is being furnished solely pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and
(b) of section 1350, chapter 63 of title 18, United States Code) and is not being filed as part of the Report or as a separate disclosure document.

244	Diageo Form 20-F 2026
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
The Annual Report on Form 20-F for the year ended 30 June 2026 (the ‘Report’) of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.
Date: 18 August 2026
/s/ Nik Jhangiani
Name: Nik Jhangiani
Title: Chief Financial Officer
(Principal Financial Officer)
The foregoing certification is being furnished solely pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and
(b) of section 1350, chapter 63 of title 18, United States Code) and is not being filed as part of the Report or as a separate disclosure document.

245	Diageo Form 20-F 2026
Exhibit 15.1
Consent of Independent Registered Public Accounting Firm
We hereby consent to the incorporation by reference in the Registration Statements on Form F-3 of Diageo plc (No. 333-294004),
Diageo Capital plc (No. 333-294004-01) and Diageo Investment Corporation (No. 333-294004-02), and Form S-8 (No. 333-286502,
333-153481, 333-162490, 333-169934, 333-182315, 333-206290 and 333-223071) of our report dated 18 August 2026 relating to the financial statements and the effectiveness of internal control over financial reporting, which appears in this Form 20-F.

/s/ PricewaterhouseCoopers LLP
London, United Kingdom
18 August 2026